Form 20-F
period 2018-12-31
Sohu.com Ltd
filed 2019-03-28
CIK 1734107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-38511

SOHU.COM LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190

People’s Republic of China

(Address of principal executive offices)

Joanna Lv

Chief Financial Officer

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190

Telephone: (011) 8610-6272 6666

Email: IR@sohu-inc.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
American Depositary Shares, each representing one ordinary share, par value US$0.001 per share	The Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 39,228,538 ordinary shares, par value $0.001 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Section.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our,” “our company,” “our Group,” the “Sohu Group,” the “Group,” and “Sohu” refer to Sohu.com Limited (or our predecessor Sohu.com Inc., as applicable), and unless the context requires otherwise, include its subsidiaries and variable interest entities. Sohu.com Inc., a Delaware corporation, was dissolved on May 31, 2018 and Sohu.com Limited, which before then was a direct wholly-owned subsidiary of Sohu.com Inc., replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group. See “Information on the Company—History and Development of the Company” in Item 4 of this annual report.

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, par value $0.001 per share;

•	“Changyou” refers to Changyou.com Limited, a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entities, or VIEs;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•

“DAU,” for active users quoted from iResearch, for any given month, refers to the average number of active users per day during that month. A user who uses the applicable product more than once in any such day is counted as one active user for that day. Each distinguishable device or application is treated as a separate user for purposes of calculating such DAU;

•	“HNTE” refers to high and new technology enterprises;

•	“IVAS” refers to our Internet value-added services;

•	“IPO” refers to an initial public offering;

•	“KNSE” refers to key national software enterprises:

•

“Legacy TLBB Mobile” refers to a mobile game that Changyou developed based on the title and characters of Tian Long Ba Bu, which is operated by Tencent under license from Changyou and was launched in May 2017;

•

“MAU,” for active users quoted from iResearch, for any given month, refers to the number of active users during that month. A user who uses the applicable product more than once in any such month is counted as one active user for that month. Each distinguishable device or application is treated as a separate user for purposes of calculating such MAU;

•	“Memorandum and Articles of Association” refers to our Amended and Restated Memorandum of Association and our Amended and Restated Articles of Association;

•	“MMORPGs” refers to massively multiplayer online role-playing games;

•	“Offshore” refers to nations and territories outside of Mainland China, and for this purpose includes Hong Kong, Macau, and Taiwan;

•

“Paid clicks” refers to the number of paid clicks, including clicks by users on advertisers promotional links displayed on Sogou’s search result pages and other Internet properties and third parties’ Internet properties;

•

“PC games” refers to interactive online games that may be accessed and played simultaneously by hundreds of thousands of game players through personal computers with local game client-end access software installation requirements. In previous annual reports, we have sometimes used the terms “MMOGs” and “MMORPGs” when referring to these client-end installed games played through personal computers;

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“RMB” refers to the Renminbi, which is the legal currency of China;

•	“Sogou” refers to Sogou Inc., a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entities, or VIEs;

•	“Sogou Pre-IPO Class A Ordinary Shares” refers to the Sogou Class A ordinary shares that were authorized and outstanding prior to the completion of Sogou’s IPO;

•	“Sogou Pre-IPO Class B Ordinary Shares” refers to the Sogou Class B ordinary shares that were authorized and outstanding prior to the completion of Sogou’s IPO;

•	“Sogou Pre-IPO Ordinary Shares” refers to the Sogou Pre-IPO Class A Ordinary Shares and the Sogou Pre-IPO Class B Ordinary Shares;

•	“Sogou Pre-IPO Series A Preferred Shares” refers to the Sogou Series A Preferred Shares that were authorized and outstanding prior to the completion of Sogou’s IPO;

•	“Sogou Pre-IPO Series B Preferred Shares” refer to the Sogou Series B preferred shares that were authorized and outstanding prior to the completion of Sogou’s IPO;

•	“Sogou Pre-IPO Preferred Shares” refers to the Sogou Pre-IPO Series A Preferred Shares and the Sogou Pre-IPO Series B Preferred Shares, collectively;

•	“Sogou Class A Ordinary Shares” refers to the Sogou Class A Ordinary Shares, which carry one vote per share;

•	“Sogou Class B Ordinary Shares” refers to the Sogou Class B Ordinary Shares which carry ten votes per share;

•	“Tencent” refers to Tencent Holdings Limited and its subsidiaries under International Financial Reporting Standards;

•

“Tian Long Ba Bu,” refers to the popular novel of that name by the famous Chinese writer Louis Cha, from whom Changyou has obtained an exclusive license to develop and operate PC games and mobile games based on the title and characters of that novel;

•	“TLBB” refers to the PC game developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB 3D” refers to a mobile game that were developed based on the title and characters of Tian Long Ba Bu;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“U.S. TCJA” refers to the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017; and

•	“VIE” refers to an entity that is a variable interest entity under U.S. GAAP, including a subsidiary of an entity that is a variable interest entity under U.S. GAAP.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018 and audited consolidated balance sheets as of December 31, 2017, and 2018.

Our predecessor Sohu.com Inc. completed an IPO of shares of its common stock on NASDAQ on July 17, 2000. Following the dissolution of Sohu.com Inc. on May 31, 2018, our ADSs began trading on NASDAQ in place of the shares of common stock of Sohu.com Inc. under the same “SOHU” symbol under which Sohu.com Inc.’s shares had previously traded. Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017, trading under the symbol “SOGO.” Changyou completed its IPO on NASDAQ in April 2009, trading under the symbol “CYOU.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terms such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond any that is required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading Chinese online media, search and game service group in China;

•	our expected development, launch and market acceptance of our products and services;

•	our various initiatives to implement our business strategies to expand our business;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online media, search and game industries in China; and

•	the PRC government policies relating to the Internet and Internet content providers, including online media, search and game developers and operators.

We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with all other parts of this annual report, including the risk factors set forth in Item 3. See “Key Information—Risk Factors”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017, and 2018 and the consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2014 and 2015 and our consolidated balance sheets data as of December 31, 2014, 2015, and 2016 have been derived from audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not indicate the results that may be expected for any future periods.

Selected Consolidated Statement of Comprehensive Income /(Loss) Data

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(In thousands, except per ADS data)
Statements of Comprehensive Income Data:
Revenues:
Online advertising:
Brand advertising	$541,158	$577,114	$447,956	$314,066	$231,945
Search and search-related advertising	357,839	539,521	597,133	801,199	1,022,456
Subtotal of online advertising revenues	898,997	1,116,635	1,045,089	1,115,265	1,254,401
Online games	652,008	636,846	395,709	449,533	389,788
Others	122,072	183,610	209,633	296,164	238,840

Total revenues	1,673,077	1,937,091	1,650,431	1,860,962	1,883,029
Cost of revenues(1):
Online advertising:
Brand advertising	307,708	383,187	371,085	363,592	184,474
Search and search-related advertising	163,918	238,944	290,158	412,904	664,164
Subtotal of cost of online advertising revenues	471,626	622,131	661,243	776,496	848,638
Online games	142,552	156,315	96,168	62,775	60,981
Others	71,456	80,618	102,389	195,895	162,102

Total cost of revenues	685,634	859,064	859,800	1,035,166	1,071,721

Gross profit	987,443	1,078,027	790,631	825,796	811,308

Operating expenses:
Product development(1)	409,285	398,143	353,144	412,173	441,161
Sales and marketing(1)	526,514	383,931	434,780	413,045	400,579
General and administrative(1)	204,325	173,160	119,841	122,874	113,724
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	52,282	40,324	—	86,882	16,369

Total operating expenses	1,192,406	995,558	907,765	1,034,974	971,833

Operating profit /(loss)	(204,963)	82,469	(117,134)	(209,178)	(160,525)

Other income /(expense), net	9,959	74,526	(10,713)	6,658	64,167
Interest income	37,560	30,643	22,499	24,138	24,079
Interest expense	(6,583)	(7,184)	(1,356)	(4,088)	(17,538)
Exchange difference	(1,142)	5,337	12,803	(14,385)	9,026

Income /(loss) before income tax expense /(benefit)	(165,169)	185,791	(93,901)	(196,855)	(80,791)
Income tax expense /(benefit)	6,050	76,936	21,072	273,148	(13,432)

Net income /(loss)	(171,219)	108,855	(114,973)	(470,003)	(67,359)
Less: Net income /(loss) attributable to the noncontrolling interest shareholders	(32,309)	146,542	109,048	84,523	92,723
Dividend or deemed dividend to noncontrolling Sogou Pre-IPO Series A Preferred shareholders	27,747	11,911	—	—	—

Net loss attributable to Sohu.com Limited.	$(166,657)	$(49,598)	$(224,021)	$(554,526)	$(160,082)

Net income /(loss)	$(171,219)	$108,855	$(114,973)	$(470,003)	$(67,359)
Other comprehensive income /(loss)	(8,390)	(87,655)	(77,155)	68,429	(37,339)

Comprehensive income /(loss)	(179,609)	21,200	(192,128)	(401,574)	(104,698)

Less: Comprehensive income /(loss) attributable to noncontrolling interest shareholders	(33,797)	118,138	78,824	117,960	61,376
Dividend or deemed dividend to noncontrolling Sogou Pre-IPO Series A Preferred shareholders	27,747	11,911	0	0	—

Comprehensive loss attributable to Sohu.com Limited.	(173,559)	(108,849)	(270,952)	(519,534)	(166,074)

Basic net loss per ADS	$(4.33)	$(1.28)	$(5.79)	$(14.27)	$(4.11)

Shares used in computing basic net loss per ADS	38,468	38,598	38,706	38,858	38,959

Diluted net loss per ADS	$(4.43)	$(1.32)	$(5.83)	$(14.30)	$(4.13)

Shares used in computing diluted net loss per ADS	38,468	38,598	38,706	38,858	38,959

(1)	Share-based compensation expenses are included in the following financial statements line items:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(In thousands)
Cost of revenues	$1,973	$1,748	$366	$198	$(69)
Product development expenses	24,982	19,344	9,184	23,547	6,131
Sales and marketing expenses	5,645	3,054	2,394	5,915	405
General and administrative expenses	41,843	29,297	7,176	15,817	(4,372)

The negative amounts in the table above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date.

Selected Consolidated Balance Sheet Data

	As of December 31,
	2014	2015	2016	2017	2018
	(In thousands)
Balance Sheets Data:
Cash and cash equivalents	$876,340	$1,245,205	$1,050,957	$1,364,096	$819,713
Restricted cash	0	0	0	3,928	5,974
Restricted time deposits	426,748	227,285	269	271	244,179
Working capital	902,923	814,933	918,520	1,474,699	1,133,680
Total assets	2,867,009	3,042,194	2,563,690	3,389,239	3,389,239
Short-term bank loans	25,500	344,500	0	61,216	129,677
Long-term bank loans	344,500	0	0	122,433	302,323
Total liabilities	1,178,103	1,311,442	1,005,895	1,572,002	1,745,558
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 38,507 shares, 38,653 shares, 38,742 shares, 38,898 shares, and 39,229 shares, respectively, issued and outstanding as of December 31, 2014, 2015, 2016, 2017 and 2018)	44	45	45	45	39
Total Sohu.com Limited shareholders’ equity	1,201,661	1,241,022	993,580	750,634	588,840
Noncontrolling interest	487,245	489,730	564,215	1,066,603	964,111
Total shareholders’ equity	1,688,906	1,730,752	1,557,795	1,817,237	1,552,951

Risk Factors

Risks Related to Our Business

We are subject to the risks associated with operating in an evolving market.

As a company operating in the rapidly evolving PRC Internet market, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	continue to attract users to remain with us and use our products and services as the primary means of surfing the Internet switches from traditional PCs to mobile phones and other portable devices;

•	continue to attract a large audience to our matrices of Chinese language content and services by expanding the type and technical sophistication of the content and services we offer;

•	maintain and develop a sufficiently large advertiser base for our brand advertising and search and search-related advertising businesses;

•	maintain and attract online game users by periodically updating our existing online games and developing and launching new online games;

•	increase the revenues derived from our fee-based services and products we offer online;

•	build our businesses such as Sohu Media Portal, Sohu Video, Focus, search and search-related, online game and other businesses successfully;

•	attract and retain qualified personnel; and

•	effectively control our increased costs and expenses as we expand our business.

Our operating results are likely to fluctuate significantly and may differ from market expectations.

Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors which could have an adverse impact on our business. Our online advertising revenue often fluctuates as our advertisers adjust their online marketing spending as their industries go through business and economic cycles. We rely on third-party providers for high-quality news, video, audio and text content in order to make our Internet platforms, which include our Websites and our applications optimized for mobile devices, or Mobile Apps, more attractive to users and advertisers. In recent years, video content costs escalated sharply and adversely affected our operating results. Sogou incurred substantial traffic acquisition costs to expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, and we expect such increases to continue. A significant portion of our online game revenue is attributable to Changyou’s PC game TLBB. However, the popularity of PC games continues to decline as game players have switched to mobile devices to access online games. Despite Changyou’s efforts to improve TLBB, our game players have nevertheless lost interest in it over time and TLBB’s popularity, revenues and profitability have continued to decline. If Changyou fails to improve and update TLBB on a timely basis, or if Changyou’s competitors introduce more popular games, including mobile games, catering to Changyou’s game-player base, the decline in TLBB’s popularity can be expected to accelerate, which could cause a significant decrease in our revenues. Changyou made significantly increased expenditures for sales and marketing during 2013 and 2014, mainly for the promotion of its platform channel business. However, Changyou determined that its efforts were not successful, and it is unlikely that Changyou will be able to recoup those expenses.

We depend on revenues from Sogou’s search and search-related advertising services and from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.

For the year ended December 31, 2018, 54% of our total revenues were derived from Sogou’s search and search-related advertising services, and 16% of our total revenues and 78% of our online game revenues were derived from TLBB and Legacy TLBB Mobile. If Sogou’s search and search-related advertising revenues do not continue to grow or if they decrease, if Changyou’s revenues from TLBB and Legacy TLBB Mobile continue to decline, or if Changyou’s online game revenues from games other than TLBB and Legacy TLBB Mobile do not grow or if they decrease, our revenues, net income, and cash flows will be adversely affected. Furthermore, any interruptions in Sogou’s search and search-related advertising services or in TLBB’s and Legacy TLBB Mobile’s operations could cause significant decreases in our revenues, net income, and cash flow. For example, Sogou suspended part of its advertising services for 10 days in July 2018 in order to implement remedial measures to ensure compliance with government regulations following a government investigation into certain non-compliant advertisements created by a third party unrelated to Sogou and displayed on Sogou’s platform. See “Risks Related to Sogou Inc.—Sogou Risks Related to China’s Regulatory and Economic Environment—Sogou may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through its search results.”

We face intense competition, which could reduce our market share and adversely affect our financial performance.

There are many companies that distribute online content and services targeting Chinese Internet users. We compete with distributors of content and services over the Internet, including content sites, Web directories, search engines, online games, Internet service providers and sites maintained by government, educational institutions and other institutions. These sites compete with us for user traffic, advertising dollars, online game players, potential partners and mobile services. The Internet market in China is rapidly evolving. Competition is intense and can be expected to increase significantly in the future, because there are no substantial barriers to entry in our market.

We have many competitors in the PRC Internet market, including among others Alibaba, Baidu, and Tencent, which are the three dominant Internet companies in China, as well as Autohome, BitAuto, Century Cruises (formerly known as Giant Interactive Group Inc.), Da Xing (formerly known as Perfect World Co., Ltd.), Google, IGG Inc., iQIYI, Kalends Inc., Kingsoft, Leju, Microsoft, NetDragon, NetEase, Ourpalm Corporate limited, Phoenix, Qihoo, Qutoutiao, Shulong Technologies (formerly known as Shanda Games Limited), Sina, SouFun, TouTiao, UCWeb, Youku Tudou, and YY. We compete with our peers and competitors in China primarily on the following basis:

•	access to financial resources;

•	gateway to a host of Internet user activities;

•	technological advancements;

•	attractiveness of products;

•	brand recognition;

•	volume of traffic and users;

•	quality of Internet platforms and content;

•	strategic relationships;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	talent of staff; and

•	pricing;

Our competitors may have certain competitive advantages over us including:

•	greater brand recognition among Internet users and clients;

•	better products and services;

•	larger user and advertiser bases;

•	more extensive and well developed marketing and sales networks; and

•	substantially greater financial and technical resources.

Our existing competitors may in the future achieve greater market acceptance and gain a greater market share through launching of new products, introducing new technologies, or forming alliances among themselves, or may enhance their ability to compete with us through mergers and acquisitions or financing activities. For example, during the past few years, many of our competitors have successfully raised significant amounts of capital through IPOs, follow-on public equity offerings, and convertible bond offerings. Several of our competitors have also conducted private placements of equity or debt that included alliances with larger partners who are able to bring them strategic advantages in addition to financing. By enhancing their capital bases and forming strategic alliances, our competitors have strengthened their competitiveness and gained greater brand recognition. Recently some of our major competitors have engaged in or initiated transactions that could make it more difficult for us to compete against them effectively. For example, Tencent’s investment in Qutoutiao in March 2018 provided Qutoutiao with considerably greater strategic benefits than were previously available to it for developing and expanding its mobile content business, which benefits we are unlikely to be able to match.

In addition, in recent years the Internet industry in China has been increasingly dominated by Alibaba, Baidu and Tencent. Alibaba and Tencent, in particular, have been able to expand their reach in the industry through acquisitions and by developing close ties with other Internet companies through equity investments and cooperative strategic relationships. These dominant companies may be able to further strengthen their influence in the industry by encouraging cooperation among the companies in which they invest or with which they establish strategic relationships. We may not be able to compete successfully and avoid marginalization in the industry if we are unable to develop our own comparable business ecosystem, which may be difficult for us to do in view of our relatively limited resources in comparison to these dominant companies.

Further, new competitors may emerge and acquire significant market share. For example, high-quality smaller Internet companies have emerged in the Internet industry recently with competitive advantages over us, including that many are led by young entrepreneurs who have a particular understanding of the needs and interests of younger users and that, in view of their relatively small size, they are able to adapt more easily than we are to rapid changes in the industry by adjusting their product strategies, market focus, and profit models. Such smaller competitors compete with us in such areas as vertical content production, video playback, and live broadcast.

As a result, we are likely to need additional financial and additional strategic resources in order to compete effectively in the primary markets in which we operate. If our competitors are more successful than we are in developing products or in attracting and retaining users and advertisers, our revenues and growth rates could decline.

If we fail to successfully develop and introduce new products, features and services, our ability to attract and retain users and generate revenues could be harmed.

We are continually developing new products, features and services for our users. The planned timing or introduction of new products, features and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Emerging start-ups may be able to innovate and provide new products, features and services faster than we can. Moreover, we cannot be sure that any of our new products, features and services will achieve widespread market acceptance or generate incremental revenue.

In addition, we may experience difficulties in promoting our new products, features and services as a result of the significant market power of our competitors or any anti-competitive practices they might engage in. As a result, despite considerable efforts in this regard, we may fail to attract and retain users.

As our products and services are currently accessed primarily through mobile phones, tablets and other internet-enabled mobile devices, we believe that we must develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.

Devices other than personal computers, such as mobile phones, tablets, wearable devices and other internet-enabled mobile devices, are used increasingly in China and in overseas markets, and have surpassed personal computers as the primary means to access the Internet in the key Chinese markets in which we operate. We believe that, for our business to be successful when our content and services are delivered over mobile devices, we need to design, develop, promote and operate products and applications that are attractive to users of such devices, as well as enhance targeted delivery of our content and advertising services to our users and advertising customers. The design and development of new products and applications, and our efforts to enhance the effectiveness of such targeted delivery, may not be successful. We may encounter difficulties with the installation of such new products and applications for mobile devices, such products and applications may not function smoothly, and algorithms we develop for targeted delivery may not be effective in identifying the interests and needs of our users and advertising customers. As new devices are released or updated, we may encounter problems in developing and upgrading our products or applications for use on mobile devices and we may need to devote significant resources to the creation, support, and maintenance of such products or applications for mobile devices.

Our business depends on a strong brand; thus we will not be able to attract users, customers and clients of our products and offerings if we do not maintain and develop our brands.

It is critical for us to maintain and develop our brands so as to effectively expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users, brand advertising, search, online game and mobile customers, we may need to substantially increase our expenditures for creating and maintaining brand loyalty. Our success in promoting and enhancing our brands, as well as our ability to remain competitive, will also depend on our success in offering high quality content, features and functionality. If we fail to promote our brands successfully or if our users or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting users, advertisers, online game players and mobile users.

Our failure to keep up with rapid technology changes may severely affect our future success.

The Internet industry is undergoing rapid technological changes. Our future success will depend on our ability to respond to rapidly evolving technologies, adapt our services to changing industry standards and improve the performance and reliability of our services. If we fail to adapt to such changes, our business may be adversely affected. For example, with the emergence of cloud computing technology, the primary Internet technology platform has been transformed from a traditional platform to a cloud computing platform. If we fail to adapt to the transformation, our products and services upgrade process will fall behind our competitors, and accordingly weaken our capacity to adapt our technology to the market. Furthermore, cloud computing itself is a significant business opportunity. If we fail to seize the opportunity, we will lose our ability to capture a share of that market. In addition, as mobile devices other than personal computers are increasingly used to access the Internet, we must develop products and services for such devices. To meet advertisers’ needs in targeting potential advertisers accurately, we need to develop and operate a more effective system for our advertising delivery, tracking and recording. Otherwise, we will not be able to maintain or increase our revenues and market share. In the meantime, the Ministry of Industry and Information Technology (the “MIIT”) and other PRC governmental authorities can be expected to regularly promulgate standards and other regulations regarding Internet software and other Internet-based technologies. Adapting to any such standards and regulations could require us to make significant expenditures in the future.

Our strategy of acquiring complementary assets, technologies and businesses may fail and result in impairment losses.

As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing businesses. Our acquisitions could result in the use of substantial amounts of cash, issuance of potentially dilutive equity securities, significant impairment losses related to goodwill or amortization expenses related to intangible assets and exposure to undisclosed or potential liabilities of acquired companies. In 2014 Changyou recognized a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for acquired intangible assets related to RaidCall; in 2015 Changyou sold Doyo and recognized a $1.9 million impairment loss for goodwill; in 2015 Changyou recognized a $29.6 million impairment loss for goodwill and an $8.9 million impairment loss for acquired intangible assets relating to the MoboTap business; and in 2017 Changyou recognized an $83.5 million impairment loss for goodwill and a $3.4 million impairment loss for intangible assets relating to the MoboTap business, mainly due to reinforced restrictions that Chinese regulatory authorities imposed on online card and board games, which had an adverse impact on MoboTap’s performance, and also increased the uncertainty for its future operations and cash flow. In the fourth quarter of 2018, Changyou recognized a $16.4 million impairment loss for goodwill relating to the 17173.com Website, as Changyou’s management had concluded that the business performance of 17173.com Website was below expectations and that previously expected synergies with Changyou’s platform channel business would not materialize.

We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other amortizable intangible assets.

We are required under U.S. GAAP to test for goodwill impairment annually or more frequently if facts and circumstances warrant a review. Currently our brand advertising business is losing money, and goodwill will be impaired if the losses continue. We are also required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. For example, in 2018 we recognized an impairment loss of $10.4 million with respect to Sohu Video’s purchased video content.

Any changes in accounting rules for share-based compensation may adversely affect our operating results, our stock price and our competitiveness in the employee marketplace.

Our performance is largely dependent on talented and highly skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate and retain highly skilled personnel for all areas of our organization. We have a history of using employee share options and restricted stock units to align employees’ interest with the interests of our shareholders and encourage quality employees to join us and retain our quality employees by providing competitive compensation packages. We have adopted guidance on accounting for share-based compensation that requires the measurement and recognition of compensation expense for all share-based compensation based on estimated fair values. As a result, our operating results contain a charge for share-based compensation expense related to employee share options and restricted stock units. The recognition of share-based compensation in our statement of comprehensive income has had and will have a negative effect on our reported results and earnings per share, which can in turn negatively affect our ADS price. On the other hand, if we alter our employee share incentive plans to minimize the share-based compensation expense, it may limit our ability to continue to use share-based awards as a tool to attract and retain our employees, which may adversely affect our operations. It is possible that there will be changes in the accounting rules for share-based compensation in the future that could have an adverse effect on our ADS price and our competitiveness in the employee marketplace.

Any changes in accounting rules may adversely affect our financial position, results of operations and cash flow

U.S. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including revenue recognition, recognition and measurement of financial instruments, impairment of goodwill and other intangible assets, and lease obligations are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition and may have an adverse effect on our financial condition and results of operations. For example, commencing from January 1, 2018, we adopted Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers,” ASU 2016-01 “Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities,” and ASU 2016-19 “Statement of Cash Flows: Restricted Cash.” These new accounting standards amended various aspects of the recognition, measurement, presentation, and disclosure of these topics. Some of these changes are fundamental and could increase the volatility of our reported financial position, results of operations, and cash flow. New accounting guidance also may require system and other changes that could increase our operating costs. For example, implementation of complex accounting guidance related to revenue, leases, and other areas may require us to make significant changes to our business management system or other accounting systems.

Our failure to manage growth and adapt to evolving industry trends and business models could harm us.

The growth of personnel requires significant time and resource commitments from us and our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or anticipate our future growth, our business could be adversely affected. As we have approximately 8,500 employees, it can be difficult for us to fully monitor each employee’s behavior. In addition, as we have several branch offices in China, it is harder for us to monitor and regulate the overall behavior of our branch offices or of individual employees at such branch offices, to effectively implement our strategy to local offices and to manage the growth of these local operations. We cannot assure you that we will be able to maintain policies and procedures that are rigorous enough or that we will be able to cause all of our employees or all of our branch offices to behave in conformity with those policies and procedures, or to ensure that our employees will not engage in conduct that could expose us to third-party liability or governmental sanctions, which may limit our future growth and hamper our business strategy. Additionally, our business relies on our financial reporting and data systems (including our systems for billing users of our fee-based services), which have grown increasingly complex in recent years, due to acquisitions and the diversification and complexity of our business. Our ability to operate our business efficiently depends on these systems, and if we are unable to adapt to these changes, our business could be adversely affected.

Moreover, to keep pace with the rapidly developing and evolving Internet industry, we must explore new products, services or revenue models for our business. For example, in addition to using traditional advertising forms, we have begun to embed product placements in our self-developed content. Since we have limited experience in these business areas, we may fail to manage growth and adapt to industry trends and business models.

In addition, as the Internet industry has seen a significant shift from traditional personal computers to mobile devices, we must develop products and services that are adaptable to mobile devices so as to attract users and cause our existing users and advertisers to remain with us. See “—As our products and services are currently accessed primarily through mobile phones, tablets and other internet-enabled mobile devices, we believe that we must develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.”

If we fail to establish and maintain relationships with content, technology and infrastructure providers, we may not be able to attract and retain users.

We rely on third party providers for high-quality news, video, audio and text content in order to make our Internet platforms more attractive to users and advertisers. Most of our content providers have increased the fees they charge us for their content. This trend has increased our costs and operating expenses and has affected our ability to obtain content at an economically acceptable cost. Video content costs have escalated sharply in recent years. If we are not able to purchase as much video content as we did before, the size of our video library will be reduced and our attractiveness to users will be severely impaired and advertisers may choose not to advertise through our Internet platforms, including our Internet platforms for video. Except for exclusive content that we obtain from certain of our video content providers, much of the third party content provided to our Internet platforms is also available from other sources or may be provided to other Internet companies. If other Internet companies present the same or similar content in a superior manner, it would adversely affect our user traffic.

We have made efforts to create a culture for user-generated content (“UGC”) and professional generated content (“PGC”), a sub-category of UGC where the content is created by a large group of professional or semi-professional content studios), that will allow and encourage Internet users to play an active role in the process of collecting, reporting, analyzing and disseminating content, and to encourage our users and other content providers to establish and disseminate their content through our Internet platforms. As the number of UGC and PGC providers on our Internet platforms continues to grow, we increasingly rely on high-quality news, video, audio and text content provided by UGC and PGC providers to generate user traffic, retain our existing users and attract new users. If we are not able to continue to attract users or other content providers to establish quality content on our Internet platforms, or if the UGC and PGC providers on our Internet platform are not able to provide quality content that is appealing to Internet users in general, the volume of our user traffic may decrease and our business and prospects may be adversely affected. Also see “We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.”

Our business also depends significantly on relationships with leading technology and infrastructure providers and the licenses that the technology providers have granted to us. Our competitors may establish the same relationships as we have, which may adversely affect us. We may not be able to maintain these relationships or replace them on commercially attractive terms.

We depend on key personnel and our business may be severely disrupted if we lose the services of our key executives and employees.

Our future success is heavily dependent upon the services of our key executives, particularly Dr. Charles Zhang, who is the founder, Chief Executive Officer, Chairman of the Board, and a major shareholder of our company. We rely on his expertise in our business operations. For Sogou, we rely heavily on the services of Xiaochuan Wang, Sogou’s Chief Executive Officer. For Changyou, we rely heavily on the services of Dewen Chen, Changyou’s Chief Executive Officer. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to replace them easily and our business may be severely disrupted. In addition, if any of our key executives or employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as customers, suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions.

We also rely on a number of key technology staff for our business. Given the competitive nature of the industry, and in particular our competitors’ increasingly aggressive efforts to provide competitive compensation packages to attract talent in the key Chinese markets where we operate, the risk of key technology staff leaving Sohu is high and could have a disruptive impact on our operations.

Our growth may cause significant pressures upon our financial, operational, and administrative resources.

Our financial, operational, and administrative resources may be inadequate to sustain the growth we want to achieve. As the demands of our users and the needs of our customers change, the number of our users and volume of online advertising increase, requirements for maintaining sufficient servers to provide high-definition online video and to provide game players smooth online game experiences increase, requirements for search traffic and users’ requirements as to the quality of search services increase, and mobile activities increase, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

•	access financial resources;

•	adapt our services and maintain and improve the quality of our services;

•	protect our Internet platforms from hackers and unauthorized access;

•	continue training, motivating and retaining our existing employees and attract and integrate new employees; and

•	maintain and improve our operational, financial, accounting and other internal systems and controls.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. For example, a third-party Internet platform operator might provide its users access to video content on our Internet platforms while blocking Internet advertisements embedded in our video content, which could adversely affect our online advertising revenues and our reputation with our current and potential advertising clients. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. For example, some of our self-developed Web series video productions were disseminated by third parties without our authorization. Furthermore, under the Patent Law, the State Council’s Patent Administration Department may grant a compulsory license to individuals or entities to use one or more of our patents if our exploitation of the patents has been determined to violate the antitrust laws. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Future litigation could result in substantial costs and diversion of resources. We cannot be certain that judgments from the lawsuits will be issued in our favor, or that any resulting damages will cover our business losses and litigation expenses. If our campaigns and lawsuits against piracy do not achieve their intended effect, our business and operation may be adversely affected.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.

We cannot be certain that the products, services and intellectual property used in our normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business and have in the past been, and may in the future be, required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages or fines, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question. In March 2008, we were sued by four major record companies, Sony BMG, Warner, Universal and Gold Label, which alleged that we had provided music search links and download services that violated copyrights they owned. Although the lawsuits were settled in 2013 without any payment of damages by us, we may be subject to similar lawsuits in the future. In addition, it is possible that content on our Websites and Sohu News App, which not only includes content developed by us but also provides a platform for a significant amount of content generated by others, may violate the intellectual property rights of third parties. As we produce more self-developed content for our Internet platforms as part of our new content strategy, we, as the primary provider of such content, may incur relatively higher monetary liability if such content is found to have infringed the intellectual property rights of third parties. Also, as we increasingly rely on content provided by third-party UGC and PGC providers on our Internet platforms, either developed by the outlets themselves or adapted from content of parties separate from such outlets, it will become increasingly difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims. Furthermore, PRC governmental authorities have recently been drawing attention to issues regarding the infringement of online intellectual property rights. For example, the Jian Wang 2018 Campaign, which targets copyright infringement related to re-transmission of Internet content and dissemination of short videos and comic videos over the Internet, was launched on July 16, 2018.

We may be subject to, and may expend significant resources in defending against, claims based on the content and services we provide over our Internet platforms.

As our services may be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or based on the nature and content of such information. Furthermore, we could be subject to claims for the online activities of our users and incur significant costs in our defense. In the past, claims based on the nature and content of information that was posted online by users have been made in the United States against companies that provide online services. We do not carry any liability insurance against such risks.

We could be exposed to liability for the selection of listings that may be accessible through our Internet platforms or through content and materials that our users may post in classifieds, message boards, and other interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information. We also offer Web-based e-mail and subscription services, which expose us to potential liabilities or claims resulting from:

•	unsolicited e-mail;

•	lost or misdirected messages;

•	illegal or fraudulent use of e-mail; or

•	interruptions or delays in e-mail service.

Investigating and defending any such claims may be expensive, even if they do not result in liability.

We may not have exclusive rights to trademarks, designs and technologies that are crucial to our business.

We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including Sohu.com logos, Sohu Fox logos, www.focus.com.cn, GoodFeel logos, Go2Map, Sogou’s name, trademarks relating to Sogou products such as Sogou Input Method, Sogou logos, Sohu Focus, ChangYou.com, cyou.com, TLBB, TL logos, New Blade Online, 17173 , TLBB 3D and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. We have also applied for patents relating to our business. While we have succeeded in registering the trademarks for most of these marks in the PRC under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of marks under other classes are still under examination by the Trademark Office of the State Administration of Market Regulation (the “SAMR”) and relevant authorities overseas. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the State Intellectual Property Office of the PRC. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the SAMR, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

We may be subject to claims for invasion of personal privacy, which may force us to incur legal expenses and, if determined adversely to us, disrupt our business.

We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to audio, video and other content either on our platform or from other Websites through our platform. Procedures that we have designed to reduce the likelihood that content will be used without proper licenses or third-party consents may not be effective in preventing the unauthorized posting or sharing of content. We cannot be certain that content uploaded or shared by our users is legal and will not violate the privacy of others, and we may be unable to anticipate the existence of such content on our platform or to implement adequate preventative measures. We are also subject to various regulatory requirements relating to the protection of personal privacy. See “Government Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Consumer Protection and Privacy Protection—Privacy Protection.” Complying with such requirements could cause us to incur substantial expenses or necessitate that we alter or change our practices in a manner that could harm our business.

Information security breaches relating to our platforms could damage our reputation and expose us to penalties and legal liability.

We collect, process, and store on our servers significant amounts of data concerning our users. Although we have taken steps to protect our user data, our security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, we are subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and steps we must take to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to significant change, making the extent of our responsibility in that regard uncertain. For example, the Internet Security Law became effective in June 2017, but the circumstances and standards for application of the law and what might be found to constitute a violation are unclear. See “Government Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Security and Censorship.” It is possible that our data protection practices are at present or will in the future be inconsistent with regulatory requirements.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of H1N1 influenza, H7N9 influenza, avian influenza, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2003. In recent years, there have been reports of occurrences of H1N1 influenza, H7N9 influenza and of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of H1N1 influenza, H7N9 influenza, avian influenza, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include illness and loss of our management and key employees, as well as temporary closure of our offices and related business operations, such as server operations, upon which we rely. Such loss of management and key employees or closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of H1N1 influenza, H7N9 influenza, avian influenza, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our portals and our games.

We do not have business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, or offer them at a high price. As a result, we do not have any business liability, loss of data or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

We depend on brand advertising for a significant portion of our revenues, but the brand advertisement market includes many uncertainties, which could cause our brand advertising revenues to decline.

We derive a significant portion of our revenues, and expect to derive a significant portion of our revenues for the foreseeable future, from the sale of advertising for posting on our Internet platforms. Brand advertising revenues represented approximately 12% and 17% of our total revenues for the years ended December 31, 2018 and 2017, respectively. For the years ended December 31, 2018 and 2017, sales to our five largest advertising agencies and advertisers accounted for approximately 22% and 23%, respectively, of our total brand advertising revenues. The growth of our brand advertising revenues relies on increased revenue from the sale of advertising for posting our Internet platforms, which may be affected by many of the following risk factors:

•

The brand advertising market is still evolving in China. Our current and potential advertising clients may not devote a significant portion of their advertising budgets to Internet-based advertising in general, or to us in particular;

•

Changes in government policy could restrict or curtail our brand advertising services. For example, during the last several years, the PRC government enacted a series of regulations, administrative instructions and policies to restrict online medical advertising. As a result of these regulations, we may lose some of our existing medical advertising clients. For another example, see “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of Other Services—Real Estate Services” for a description of the Beijing Measures and other regulations affecting Focus’s business;

•	Advertising clients may adopt new methods and strategies other than brand advertising to promote their brand and therefore our advertising revenue would be negatively affected;

•

The acceptance of the Internet as a medium for advertising depends on the development of standards for measuring the effectiveness of advertisements disseminated over the Internet, and no standards have been widely accepted for the measurement of the effectiveness of brand advertising over the Internet. Industry-wide standards may not develop that are sufficient to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals or search engines;

•

We may not have systems that are sufficiently well-developed to support our brand advertising business, and as a result, we may suffer system bugs that cause bad user experiences errors or omission in publishing our client’s advertisements, which could have a negative impact on our brand advertising business.

In addition, our ability to generate and maintain significant brand advertising revenues will also depend upon:

•	the development of a large base of users possessing demographic characteristics attractive to advertising clients;

•	the acceptance of brand advertisement as an effective way for business marketing by advertising clients;

•	the effectiveness of our advertising delivery, tracking and reporting systems;

•	the resistance pressure on brand advertising prices and limitations on inventory; and

•

the establishment of a successful business model to make our new products adaptable to portable devices, which has required, and will continue to require us, to make significant expenditures for research, development, promotion and operations.

Many advertisers have shifted their PC online advertising budgets to advertising on mobile devices. Hence we must successfully optimize, adapt and make attractive our various product and service offerings for access on mobile devices and must effectively deliver advertising content in a manner that attracts and retains users’ interest and attention or our online advertising business will suffer.

Our costs for our brand advertising business have increased significantly as a result of our investment in online video services. If we are unable to manage the growth of our online video business successfully and control its operating costs effectively, our business may be adversely affected.

The operation of our online video services requires continuous, substantial investment in content, technology, infrastructure and brand promotion for both PCs and mobile devices. Although we have attempted to control our costs relating to content, bandwidth, marketing, and other items for online video services and the rate of growth of our costs has declined somewhat, our operating expenses are still large, as in recent years the acquisition costs for quality video content, which accounts for a large portion of our costs and requires continuous investment, have increased dramatically. We have had to invest increasingly significant financial, operational, strategic, technological, personnel and other resources in order to compete with vertical online video sites, such as those operated by Tencent, Alibaba’s online video subsidiary Youku Tudou, and iQiyi, that have substantially greater financial resources or have raised significant capital through financing activities, which may significantly strain our resources and negatively affect our operating results. If we are unable to continue to acquire and provide on our video platforms quality video content, we may not be able to grow or maintain the level of our user traffic, which could make our video platforms less attractive to advertisers and have a negative impact on our ability to generate advertising revenues from our video platforms.

We are increasingly required to pay license fees upfront for video content prior to its production. There often are delays of several months, or sometimes up to two or three years, between our payment of such up-front fees and the time when we are able to offer fully-developed content online and begin to receive advertising dollars. These delays have often placed, and can be expected to continue to place, significant strains on our cash flow. Our up-front payments also subject us to a certain level of credit risk, as content producers to which we make such payments may fall into financial difficulties and be unable to deliver the content we have purchased. We are also subjected to the risk that the quality of content will not be up to our expectations. In addition, when we purchase rights to the online versions of TV series, we generally rely on the expectation that the series will be broadcast on nationwide TV channels according to a specified schedule. If there are delays in such TV broadcasts, we will have to delay, perhaps indefinitely, our presentation of the online version of the series. We are also subject to the risk that TV content we purchase will be broadcast on less popular TV channels than expected, which will cause our online viewership to be correspondingly lower than we expected.

We have spent, and expect to continue to spend, significant resources to develop our self-developed video content. We have also invested, and may invest in the future, in the production of movies by selected independent third-party movie studios, where we have exclusive rights to distribute the online versions of such movies on our Internet platforms for video. If our self-developed video content, or movies in which we invest, are not well received by viewers and/or fail to attract sufficient advertising placements from advertisers, or if the development of such video content or movies is not completed as a result of financial, regulatory or other restraints, we may not be able to recoup our production costs or investments in movie production. For cost-saving purposes, we are making a strategic shift to reduce our purchasing of licensed video content. Instead, we are focusing, and expect to continue to focus, on self-developed video content, which costs less. However, if developing in-house content becomes widespread in the online video business in China, the cost of obtaining quality and popular intellectual property can be expected to increase, and we may face fierce competition from other online video sites with respect to the acquisition of such intellectual property.

We may not be able to maintain or increase the revenues from our online video business. If we fail to do so, Sohu Video may not be able to become profitable, in which case we would be unable to recoup our substantial expenditures for the development of our online video business.

Although China’s online video industry has experienced substantial growth in recent years in terms of both users and content, we cannot assure you that the online video industry will continue to grow as rapidly as it has in the past, if at all. With the development of technology, new forms of media may emerge and render online video Websites or Mobile Apps less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes in general, and regulations affecting copyright in particular, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our user traffic may decrease and our business and prospects may be adversely affected. For Sohu Video to become profitable, it will be necessary for us to both maintain or increase our revenues from Sohu Video and control or reduce our expenditures for video content and other costs. If Sohu Video fails to become profitable, we will be unable to recoup our substantial expenditures for the development of our online video business.

We rely on advertising agencies to sell our brand advertising services. As the brand advertising market in China is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates or to delay payments to us, which would adversely affect our gross margin.

Most of our brand advertising services are distributed by advertising agencies. In 2018, for example, approximately 77% of our brand advertising revenues were derived from advertising agencies. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. As the brand advertising market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, or to delay in payments to us, which could negatively affect our brand advertising growth and the timing of our collection of payments. During 2018 the biggest five advertising agencies in China contributed approximately 22% of our brand advertising revenues.

The expansion of Internet advertisement blocking measures may result in a decrease in our advertising revenues.

The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. For example, some Rich Site Summary, or RSS, Internet platforms allow their users to access video content from our Internet platforms, while completely blocking our advertisements from being viewed by their users. Since our advertising revenues are generally based on user views, the expansion of advertisement blocking on the Internet may decrease our advertising revenues because, when an advertisement is blocked, it is not downloaded from the server, which means such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our Internet platforms because of the use by third parties of Internet advertisement blocking measures. In addition, increasing numbers of browsers include technical barriers designed to prevent Internet information service providers such as us to trail the browsing history of the Internet users, which is also like to adversely affect the growth of online advertising.

If our video content fails to attract and retain users and advertisers, we may not be able to generate sufficient user traffic to allow us to maintain or increase our video revenues.

Our online video business largely depends on our ability to generate sufficient user traffic, through provision of attractive products, to in turn attract advertisers to place advertisements on our Internet platforms for video. In order to attract and retain users, we have needed, and will continue to need, to expend resources to develop our own or acquire from third parties’ high-quality video content. In 2015 and 2016, we purchased significant amounts of exclusive video content, through which we generated user traffic and revenues by bartering for other video content from other parties or distributing to other third parties. As users might access pirated versions of such films and TV dramas during any such delay, and become less likely to view them on our Internet platforms when they become available, which would significantly affect the ability of our exclusive video content to attract and retain users, and cause our online traffic and advertising revenues to be lower than we expected. In recent years, our strategy has gradually shifted from purchasing expensive head content to self-producing content. We cannot assure you that we will continue to be able to acquire exclusive content rights or develop premium content in the future and our user traffic and revenues generated from such exclusive content rights and self-developed content could be reduced. Moreover, if we fail to produce by ourselves or acquire from third parties high-quality video content, or if video content we develop by ourselves or acquire proves to be less attractive to users than we anticipated, our user traffic and our market share could be adversely effected, which could result in our being unable to maintain or increase our video revenues.

Videos and other types of content and materials displayed on our Internet platforms may be found objectionable by PRC regulatory authorities, may subject us to penalties and other administrative actions, and may be subject us to liabilities for infringement of third-party intellectual property rights or other allegations.

The PRC government has adopted regulations governing Internet access and the distribution of videos over the Internet. In addition to professionally produced content, we allow our users to upload videos to our Internet platforms. Our users can upload all types of content, including user-created and professionally produced content, and can upload graphic files for limited purposes, such as updating user biographies. Although we have adopted internal procedures to monitor the content displayed on our Internet platforms, due to the significant amount of content uploaded by our users, we may not be able to identify all videos or other content that may violate relevant laws and regulations, and the risk may be greater as we increasingly rely on content provided by UGC and PGC providers through our Internet platforms, as we do not have an opportunity to fully review such content prior to its publication. Failure to identify and prevent illegal or inappropriate content, such as content that is defamatory, is racially or religiously discriminatory, compromises national security, or infringes the intellectual property rights of third parties, from being displayed on our Internet platforms may subject us to liability.

To the extent that PRC regulatory authorities find any content displayed on our Internet platforms objectionable, they may require us to limit or eliminate the dissemination of such content on our Internet platforms, with take-down orders or otherwise. The State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”), which in March 2018 was reorganized into three separate governmental authorities—the National Radio and Television Administration, the National Film Administration, and the State Press Publication Administration, prior to March 31, 2018 published, and one or more of those successor entities have published or can be expected to publish, from time to time lists of content that they consider objectionable, and we must dedicate teams of employees to continually monitor user-uploaded content and remove content that is deemed objectionable. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our Internet platforms in cases of significant violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. In the event that PRC regulatory authorities find the video content on our Internet platforms objectionable and impose penalties on us or take other administrative actions against us in the future, our business and reputation may be adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as more content is uploaded by our users.

In addition, under PRC laws and regulations governing online advertising, online publishers, such as us, are required to monitor advertising content displayed on their Internet platforms for accuracy, and for compliance with PRC law governing the dissemination of content over the Internet that is deemed to be unlawful or inappropriate. If we were found to have failed to fulfill our obligation to monitor the advertisements of an advertising customer, we could be subject to various penalties, including being prohibited from providing advertising services for advertisers in the entire industry of the customer. For example, PRC governmental authorities required that we suspend our News Apps from the Apple App Store for two weeks during 2018, based on a claim that our News Apps had been displaying unlawful and inappropriate advertising content.

We have been involved in litigation based on allegations of infringement of third-party copyright and other rights, such as privacy and image rights, due to the videos displayed on our Internet platforms. See “Risks Related to Our Business—We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.” While we have implemented internal procedures to review videos uploaded by our users and remove promptly from our Internet platforms any infringing videos after we receive infringement notifications from rights owners, due to the significant number of videos uploaded by users, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our Internet platforms has subjected us to, and may in the future subject us to, claims of infringement of third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration (the “NCA”) or its local branches for alleged copyright infringement.

We may also face litigation or administrative actions for defamation, negligence, or other purported injuries resulting from videos and advertisements that we display on our Internet platforms. Such litigation and administrative actions, with or without merit, may be expensive and time-consuming and may result in significant diversion of resources and management attention from our business operations. Furthermore, such litigation or administrative actions may adversely affect our brand image and reputation.

Risks Related to China’s Telecommunications Infrastructure

The telecommunications infrastructure in China, which is not as well developed as in the United States, may limit our growth.

The telecommunications infrastructure in China is not as well developed as it is in the United States. Our growth will depend on the PRC government and state-owned enterprises establishing and maintaining a reliable Internet and telecommunications infrastructure to reach a broader base of Internet users in China. The Internet infrastructure, standards, protocols and complementary products, services and facilities necessary to support the demands associated with continued growth may not be developed on a timely basis or at all by the PRC government and state-owned enterprises.

We depend on China Mobile, China Unicom, and China Telecom for telecommunications services, and any interruption in these services may result in severe disruptions to our business.

Although private Internet service providers exist in China, almost all access to the Internet is maintained through China Mobile, China Unicom and China Telecom under the administrative control and regulatory supervision of the MIIT. We rely on this infrastructure and China Mobile, China Unicom, and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced aggressive plans to develop the national information infrastructure, this infrastructure may not be developed and the Internet infrastructure in China may not be able to support the continued growth of Internet usage. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure.

We have signed Bandwidth Provision and Server Hosting Agreements with China Mobile, China Unicom, and China Telecom. Under these agreements, we maintained servers in China to support most of our core services. However, as there are limited telecommunication infrastructure service providers, we may not be able to lease additional bandwidth on acceptable terms, on a timely basis, or at all. If we are not able to lease additional bandwidth, the development of our business can be affected.

To the extent we are unable to scale our systems to meet the increasing PRC Internet population, we will be unable to expand our user base and increase our attractiveness to advertisers and merchants.

As Internet volume and traffic increase in China, we may not be able to scale our systems proportionately. To the extent we do not successfully address our capacity constraints, our operations may be severely disrupted, and we may not be able to expand our user base and increase our attractiveness to advertisers and merchants. Even if we scale our systems proportionately, any unforeseen increase in traffic may disrupt our operations and make it difficult for our users to visit our Internet platforms, or even cause users to be unable to access our Internet platforms at all, which could result in a loss of users.

Unexpected network interruptions caused by system failures may result in reduced user traffic, reduced revenue and harm to our reputation.

Our Internet platforms operations are dependent upon Web browsers, Internet service providers, content providers and other Internet platforms operators in China, which have experienced significant system failures and system outages in the past. Our users have in the past experienced difficulties due to system failures unrelated to our systems and services. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, as a result of increased traffic or otherwise, could reduce our user satisfaction, future traffic and our attractiveness to users and advertisers.

Our operations are vulnerable to natural disasters and other events, as we only have limited backup systems and do not maintain any backup servers outside of China.

We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. Most of our servers and routers are currently hosted in a single location within the premises of Alibaba, Baidu and Tencent. Our disaster recovery plan cannot fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins and similar events. If any of the foregoing occurs, we may experience a complete system shutdown. We do not carry any business interruption insurance. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Internet platforms to mirror our online resources.

Although we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur.

Our network operations may be vulnerable to hacking, viruses and other disruptions, which may make our products and services less attractive and reliable, and third-party online payment platforms that we partner with may be susceptible to security breaches, which may damage our reputation and adversely affect our business.

Internet use can decline if any well-publicized compromise of security occurs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our Internet platforms against hackers, and measures we may take may not be effective. In addition, the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability, as well as damage our reputation and decrease our user traffic.

Furthermore, we could be liable for security breaches of our users’ confidential information, such as credit card numbers and expiration dates, personal information and billing addresses, stored by the third-party online payment platforms that we partner with. Since our revenues are derived in part from such payment platforms, any security breach resulting from Internet payment transactions could damage our reputation and deter current and potential users from using our online services.

Risks Related to Our Corporate Structure

Although the Sohu Group holds substantial amounts of cash and cash equivalents, a significant portion of such cash and cash equivalents is held by Changyou and Sogou, and it can be difficult for Sohu to have access to the portion held by Sogou and Changyou.

Sohu has made significant expenditures in recent years, and expects to continue to do so through the current fiscal year. Although we hold a significant amount of cash and cash equivalents in the Sohu Group, the amount of cash directly available to Sohu, without including cash and cash equivalents of our subsidiaries Changyou and Sogou, is limited. Of approximately $819.7 million in cash and cash equivalents that we held in the Sohu Group on a consolidated basis as of December 31, 2018, approximately $180.0 million was held by Sohu, approximately $185.2 million was held by Sogou, and approximately $454.5 million was held by Changyou.

Sohu can obtain access, for use in its business, to cash held or generated by Sogou and Changyou only through dividends paid by Sogou or Changyou, as applicable, to shareholders, or through loans made by Sogou or Changyou to Sohu. Payment of dividends by Sogou or Changyou is subject to approval of the board of directors of Sogou or Changyou, as applicable. In addition, cash held by Mainland China-based subsidiaries and VIEs of Sogou and Changyou can only be available for distribution by Sogou or Changyou as dividends to shareholders after compliance with restrictions and requirements imposed by PRC law, including PRC profit appropriation and PRC withholding tax, that will reduce the amount available for such subsidiaries and VIEs to distribute to Sogou Inc. and Changyou.com Limited for payment of dividends to their shareholders. Further, payments of such dividends by Sogou or Changyou would reduce the cash and cash equivalents of the Sohu Group as a whole, as non-controlling shareholders of each of those entities would be entitled to a pro rata share of such dividends. See “Risks Related to China’s Regulatory Environment—Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of Sogou and Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends or making other payments,” and “—Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax.”

Sohu’s ability to obtain loans from Changyou or Sogou for use by Sohu in its business is subject to determination by the respective boards of directors of Changyou or Sogou that making any such loans is in the best interests of Changyou or Sogou, as applicable, separate from Sohu.

Moreover, it could be difficult for Sohu to have sufficient cash available to fund its future expenditures without obtaining debt or equity financing from sources other than within the Sohu Group, which might not be available on acceptable terms, if at all.

Our interests in our two primary controlled subsidiaries could be significantly diluted.

Our percentage and economic interests in our two primary controlled subsidiaries, Sogou and Changyou, could be diluted by the implementation and operation of existing or future equity incentive plans, any equity issued by them as consideration for acquisitions, or their issuance of securities to raise funds for their operations. For example, in November 2017 Sogou completed an IPO, which reduced our percentage interest in Sogou, and also adopted a new share incentive plan that reserves Sogou Class A Ordinary Shares for issuance. The issuance of these reserved shares or the occurrence of any of such other dilutive events with respect to Sogou or Changyou in the future would cause our share of the revenues and earnings of the affected subsidiary to be reduced.

In order to comply with PRC regulatory requirements, we operate our main businesses through companies with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC Internet sector, we could be subject to severe penalties.

Various regulations in the PRC restrict or prohibit WFOEs from operating in specified industries such as Internet information, online game, mobile, Internet access, and certain other industries. We are a Cayman Islands company and, in order to comply with PRC regulatory requirements, we conduct our Internet and value-added telecommunication operations in the PRC through our VIEs, which are incorporated in the PRC and owned by Dr. Charles Zhang and/or certain of our other employees. Through a series of contractual arrangements, our VIEs, for which Sohu is the primary beneficiary, are effectively controlled by our indirect PRC subsidiaries.

The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice issued in 2009 by the SAPPRFT, the NCA, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. While we are not aware of any internet company which uses the same or similar contractual arrangements as we do having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. For a detailed discussion of PRC regulations, notices and circulars with respect to such restrictions, see “Government Regulation and Legal Uncertainties—Specific Statues and Regulations—Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies” and “Government Regulation and Legal Uncertainties—Specific Statues and Regulations—Regulation of the Online Game Services—Online Games and Cultural Products.”

.

In addition, pursuant to Circular 6 and the Ministry of Commerce (the “MOFCOM”) Security Review Rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions. These national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and PRC authorities may interpret these regulations to mean that the transactions implementing our VIE structures should have been submitted for review. For a discussion of these PRC national security review requirements, see “Government Regulation and Legal Uncertainties—Specific Statues and Regulations—Miscellaneous—Regulation of M&A and Overseas Listings”

If we were found to be in violation of any existing or future PRC law or regulations relating to foreign ownership of value-added telecommunications businesses and security reviews of foreign investments in such businesses, including online games businesses, regulatory authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of PRC subsidiaries and/or VIEs, requiring us to restructure our ownership structure or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Internet platforms, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition and results of operations. Further, if changes were required to be made to our ownership structure, our ability to consolidate our VIEs could be adversely affected.

We may be unable to collect long-term loans to officers and employees or exercise management influence associated with High Century, Heng Da Yi Tong, Tianjin Jinhu, Sogou Information, Gamease and Guanyou Gamespace.

As of December 31, 2018, Sohu had outstanding long-term loans of $7.7 million to Dr. Charles Zhang and to certain PRC entities owned by Dr. Zhang and/or certain other employees. These long-term loans were used to finance investments in our VIEs Beijing Century High-Tech Investment Co., Ltd. (“High Century”), Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”), Tianjin Jinhu Culture Development Co., Ltd. (“Tianjin Jinhu”), Beijing Sogou Information Service Co., Ltd. (“Sogou Information”), Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”), and Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”), which are used to facilitate our participation in telecommunications, Internet content, online games and certain other businesses in China where foreign ownership is either prohibited or restricted.

The loan agreements contain provisions that, subject to PRC laws, (i) the loans can only be repaid to us by transferring the shares of High Century, Heng Da Yi Tong, Tianjin Jinhu, Sogou Information, Gamease and Guanyou Gamespace to us; (ii) the shares of High Century, Heng Da Yi Tong, Tianjin Jinhu, Sogou Information, Gamease and Guanyou Gamespace cannot be transferred by the borrowers without our approval; and (iii) we have the right to appoint all directors and senior management personnel of High Century, Heng Da Yi Tong, Tianjin Jinhu, Sogou Information, Gamease and Guanyou Gamespace. Under the loan agreements the borrowers have pledged all of their shares in High Century, Heng Da Yi Tong, Tianjin Jinhu, Sogou Information, Gamease and Guanyou Gamespace collateral for the loans, and the loans bear no interest and are due on the earlier of a demand or such time as Dr. Charles Zhang or one of the other employee borrowers, as the case may be, is not an employee of Sohu. Sohu does not intend to request repayment of the loans as long as PRC regulations prohibit it from directly investing in businesses engaged in by the VIEs.

Because these loans can only be repaid by the borrowers’ transferring the shares of the various entities, our ability to ultimately realize the effective return of the amounts advanced under these loans will depend on the profitability of High Century, Heng Da Yi Tong, Tianjin Jinhu, Sogou Information, Gamease and Guanyou Gamespace and is therefore uncertain.

Furthermore, because of uncertainties associated with PRC law, ultimate enforcement of the loan agreements is uncertain. Accordingly, we may never be able to collect these loans and we may not be able to continue to exercise influence over High Century, Heng Da Yi Tong, Tianjin Jinhu, Sogou Information, Gamease and Guanyou Gamespace.

We depend upon contractual arrangements with our VIEs for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

Because we conduct our Internet operations mainly in the PRC, and are restricted or prohibited by the PRC government from owning Internet content, telecommunication, online games operations and certain other operations in the PRC, we are dependent on our VIEs in which we have no direct ownership interest, to provide those services through contractual agreements among the parties and to hold some of our assets, including some of the domain names and trademarks relating to our business. These arrangements may not be as effective in providing control over our Internet content, telecommunications operations, online games operations and certain other as direct ownership of these businesses. For example, if we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of our VIEs, which exposes us to the risk of potential breach of contract by the VIEs or their shareholders, such as their failing to use the domain names and trademarks held by them, or failing to maintain our Internet platforms, in an acceptable manner or taking other actions that are detrimental to our interests. In addition, as each of our VIEs is jointly owned by its shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. In addition, some of our subsidiaries and VIEs could fail to take actions required for our business, such as entering into content development contracts with potential content suppliers or failing to maintain the necessary permits for the content servers. Furthermore, if the shareholders of any of our VIEs were involved in proceedings that had an adverse impact on their shareholder interests in such VIE or on our ability to enforce relevant contracts related to the VIE structure, our business would be adversely affected.

The shareholders of the VIEs may breach, or cause the VIEs to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of the VIEs and the interests of our subsidiaries may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we might have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of any of our VIEs with respect to their ownership of such VIE, which could lead them to breach their agreements with us. Such arbitral and legal proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our VIE contracts violate PRC law or are otherwise unenforceable. If the contractual arrangements with any of our VIEs were found by PRC authorities with appropriate jurisdiction to be unenforceable, we could lose control over the assets owned by such VIE and lose our ability to consolidate such VIE’s results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIE to our corresponding PRC subsidiary.

A failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.

As all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We would have to rely for enforcement on legal remedies under PRC law, including specific performance, injunctive relief or damages, which might not be effective. For example, if we sought to enforce the equity interest purchase right agreements for the transfer of equity interests in any of our VIEs, if the transferee was a foreign company the transfer would be subject to approval by PRC governmental authorities such as the MIIT and the MOFCOM, and the transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these PRC governmental authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our VIE contracts might not be enforceable in China if PRC governmental authorities, courts or arbitral tribunals took the view that such contracts contravened PRC law or were otherwise not enforceable for public policy reasons.

Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. In the event we were unable to enforce these contractual arrangements, we would not be able to exert effective control over our VIEs, and our ability to conduct our business, and our financial condition and results of operations, would be severely adversely affected.

The contractual arrangements between our subsidiaries and our VIEs may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by PRC tax authorities.

Under a tax inspection, if our transfer pricing arrangements between the China-Based Subsidiaries and VIEs are judged as tax avoidance, or related documentation does not meet the requirements, our China-based subsidiaries and VIEs may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by VIEs, which could adversely affect us by (i) increasing VIE’s tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest and penalties being levied on us for unpaid taxes; or (ii) limiting the ability of our PRC companies to maintain preferential tax treatment and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ equity interest in any of our VIEs to a different nominee shareholder (such as if, for example, one of such shareholders was no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

We may lose the ability to use and enjoy assets held by any of our VIEs that are important to the operation of our business if such VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Each of our VIEs holds assets, such as our core intellectual property, licenses and permits, that are critical to our business operations. Although the equity interest purchase right agreements among our WFOEs, our VIEs and the shareholders of our VIEs contain terms that specifically obligate the shareholders of our VIEs to ensure the valid existence of our VIEs, in the event the shareholders breached these obligations and voluntarily liquidated our VIEs, or if any of our VIEs declared bankruptcy and all or part of its assets became subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if any of our VIEs were to undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors might claim rights to some or all of such VIE’s assets and their rights could be senior to our rights under the VIE contracts, thereby hindering our ability to operate our business.

Frequent press reports in the United States questioning the VIE structure used by us and other Chinese companies publicly-traded in the United States appear to have created concern among investors, and may cause such an effect in the future.

In recent years various prominent Western news outlets have questioned the use by Chinese companies that are publicly-traded in the United States of VIE structures as a means of complying with Chinese laws prohibiting or restricting foreign ownership of certain businesses in China, including businesses we are engaged in such as Internet information and content, online advertising, online game, sponsored search, and value-added telecommunication services. Some of such news reports have also sought to draw a connection between recent widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing concern among investors in several Chinese companies, including us, that are publicly-traded in the United States. While we are not aware of any causal connection between the recently reported accounting scandals and the use of VIE structures, it is possible that investors in our common stock will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our common stock and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

Risks Related to China’s Regulatory Environment

Political, economic and social policies of the PRC government could affect our business.

Substantially all of our business, operating assets, fixed assets and operations are located in China, and substantially all of our revenues are derived from our operations in China. Accordingly, our business may be adversely affected by changes in political, economic or social conditions in China, adjustments in PRC government policies or changes in laws and regulations.

The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

•	structure;

•	level of government involvement;

•	level of development;

•	level of capital reinvestment;

•	growth rate;

•	control of foreign exchange; and

•	methods of allocating resources.

Since 1949, China has been primarily a planned economy subject to a system of macroeconomic management. Although the PRC government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. We cannot predict the future effects of the economic reform and macroeconomic measures adopted by the PRC government on our business or results of operations. Furthermore, the PRC government began to focus more attention on social issues in recent years and has promulgated or may promulgate additional laws or regulations in this area, which could affect our business in China.

While the Chinese economy has grown significantly over the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017 and to 6.6% in 2018. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.

The PRC legal system embodies uncertainties which could limit the legal protections available to us and you, or could lead to penalties on us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our PRC operating subsidiaries Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”), Beijing Sohu New Era Information Technology Co., Ltd., (“Sohu Era”), Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), Fox Information Technology (Tianjin) Limited (“Video Tianjin”), Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”), Beijing Sogou Network Technology Co., Ltd. (“Sogou Network”), Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”), Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”), and Shenzhen Brilliant Imagination Technologies Co., Ltd. (“Brilliant Imagination”) are WFOEs, which are enterprises incorporated in China and wholly-owned by our indirect off-shore subsidiaries. Those WFOEs are subject to laws and regulations applicable to foreign investment in China. In addition, all of our subsidiaries and VIEs are incorporated in China and subject to all applicable Chinese laws and regulations. Because of the relatively short period for enacting such a comprehensive legal system, it is possible that the laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. Such uncertainties may also make it easier for others to infringe our intellectual property without significant cost, and new entrants to the market may tend to use gray areas to compete with us. In addition, uncertainties in the PRC legal system may lead to penalties imposed on us because of a difference in interpretation of the applicable law between the relevant governmental authority and us. For example, under current tax laws and regulations, in order to be entitled to the preferential tax treatment afforded to “Software Enterprises” or “KNSEs”, we are responsible for conducting a self-assessment and filing required supporting documentation with tax authorities. However, since there is no clear guidance as to the applicability of certain areas of preferential tax treatment, we may be found to be in violation of the tax laws and regulations based on the interpretation of local tax authorities with regard to the applicable tax rates, and therefore might be subject to penalties, including monetary penalties. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

In 2008, the Standing Committee of the National People’s Congress enacted the Labor Contract Law, which was amended on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law. For example, there are regulations which require that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any unused annual leave days at a rate of three times their daily salary, subject to certain exceptions.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

If we are found to be in violation of current or future PRC laws, rules or regulations regarding Internet-related services and telecom-related activities, we could be subject to severe penalties.

The PRC has enacted regulations that apply to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information and content, online advertising, online game, and mobile services.

The Catalogue of Classification of Internet Audio-Video Program Services (Trial) issued by the SAPPRFT on April 1, 2010 and amended on March 10, 2017, classifies the business of providing public program searching and watching services through the Internet to the public as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. Sohu Internet received a renewal of a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT on June 20, 2017. However, Sogou Information has not yet been granted such a license. If Sogou’s provision of video search services is later challenged by the SAPPRFT, we may be subject to severe penalties, including fines, or the suspension of our video search services or even our operations. In addition, Sohu’s online video businesses are operated under various Internet platforms, such as sohu.com, Focus.cn and sogou.com, but current PRC laws and regulations are lack of clear provisions indicating whether it is permissible to provide video services over several Internet platforms that are owned by a single company under one permit and the SAPPRFT might claim that such operation under one permit is not allowed under the SAPPRFT Measures. If the SAPPRFT were to make such a claim, we could face penalties from the SAPPRFT, such as fines, cancellation of our existing permit, or the forced discontinuation or restriction on our video services or even our operations. If we are ordered to suspend our services, our user traffic will be reduced and therefore our revenues will be negatively affected.

Current PRC laws and regulations require us to obtain an Internet publishing license for our online game services, Sogou’s online literature services, and Sogou Ask. An Internet publishing license may also be required for image search services, as these services may be considered to be “online publication services,” which require an Internet publishing license under current PRC laws and regulations. Sohu Internet has been granted such a license. However, none of Sogou’s VIEs currently holds such a license. In addition, an internet news information services permit is required under current PRC laws and regulations for news dissemination, search, and newsfeed services. Although Sohu Internet holds such a permit, none of Sogou’s VIEs currently holds such a license.

The Cyberspace Administration of China (the “CAOC”) issued a series of regulations and administrative measures regulating Internet users’ social accounts accessible by the public, group information platforms, BBS communities, and news information platforms, which require Internet platform operators to establish specific management rules for their platforms, and subject them to various specific obligations. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of the Provision of Internet Content—Internet Information Services” and “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of the Provision of Internet Content—Online News Dissemination and Online News Search Services” for further descriptions of the Internet platform operators’ obligations as required by several administrative measures issued by the CAOC. Complying with such requirements could cause us to incur substantial expense or necessitate that we alter or change our existing practices in a manner that could harm our business.

PRC laws, rules, and regulations governing the online microcredit industry are developing and evolving rapidly. Sogou has initiated a pilot online lending and microcredit program using its credit risk management. Although Sogou is implementing measures to comply with applicable PRC laws and regulations governing its pilot online lending and microcredit program, PRC governmental authorities may promulgate new rules and regulations regulating the online microcredit industry. Moreover, developments in the online microcredit industry may lead to changes in PRC laws, rules, and regulations or in the interpretation and application of existing laws, rules, and regulations that may limit or restrict online microcredit industry. Therefore, it is possible that Sogou’s practices would be deemed by PRC governmental authorities or PRC courts to violate existing or any future PRC laws, rules, and regulations. Failure to comply with such laws and regulations could result in Sogou’s being subject to, among other things, regulatory warnings, fines, or criminal penalties, and Sogou could also be prohibited from conducting an online microcredit business in the future.

We cannot assure you that we have fully complied with or will in the future always comply with PRC rules and regulations regarding Internet-related services and telecom-related activities. In addition, the PRC government may promulgate new laws, rules or regulations at any time. If current or future laws, rules or regulations regarding Internet-related activities are interpreted to be inconsistent with our ownership structure and/or our business operations, our business could be severely impaired and we could be subject to severe penalties.

PRC laws and regulations mandate complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to make acquisitions in China.

PRC laws and regulations, such as the M&A Rules, which were jointly issued by six PRC regulatory agencies on August 8, 2006 and were amended on June 22, 2009, the Anti-Monopoly Law, Circular 6 and the MOFCOM Security Review Rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. The MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of Offshore transaction. Factors that the MOFCOM considers in its review are whether (i) an important industry is involved, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. If a business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulation to complete any such transaction could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, the PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

The PRC has enacted regulations governing Internet access and the distribution of news and other information. In the past, the PRC government has stopped the distribution of information over the Internet that it believes to violate PRC law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the PRC government. Furthermore, the Ministry of Public Security (the “MPS”) has the authority to make any local Internet service provider block any Website maintained outside the PRC at its sole discretion. Even if we comply with PRC governmental regulations relating to licensing and foreign investment prohibitions, if the PRC government were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

We are also subject to potential liabilities for content on our Internet platforms that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems under regulations promulgated by the MIIT, such potential liabilities including the imposition of fines or even the shutting down of the Internet platforms.

Furthermore, we are required to delete content that clearly violates the laws of the PRC and report content that we suspect may violate PRC law. We may have difficulty determining the type of content that may result in liability for us and, if we are wrong, we may be prevented from operating our Internet platforms.

Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax.

PRC legal restrictions permit payment of dividends by our China-based WFOEs only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our China-based WFOEs are also required to set aside 10% of their net income each year to fund certain reserve funds until these reserves equal 50% of the amount of registered capital. These reserves are not distributable as cash dividends.

Furthermore, the PRC Corporate Income Tax Law (the “CIT Law”) provides that a withholding tax at a rate of up to 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent that such dividends are derived from sources within the PRC. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “China-HK Tax Arrangement”), which became effective on January 1, 2007, the dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. The State Administration of Taxation (the “SAT”) issued an Announcement on Issues in Tax Treaties Relating to “Beneficial Owner” (“Announcement 9”), effective April 1, 2018, which provides guidance on determining whether an enterprise is a “beneficial owner” of dividends under China’s tax treaties and tax arrangements. Announcement 9 provides that, in order to be a beneficial owner, an entity generally must be a direct owner of, and have the right to control, the income of the enterprise that is paying the dividends or must be a direct owner of, and have the right to control, the tangible or intangible assets generating such income, and also specifies that a company that is not organized for the purpose of engaging in substantive business activities may not be regarded as a beneficial owner. If any of our Hong Kong subsidiaries is, in the light of Announcement 9, determined by the SAT to not be a beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the regular withholding tax rate of 10% under the CIT Law.

Furthermore, to the extent that the VIEs have undistributed after-tax profits, we must pay tax on behalf of our employees who hold interests in the VIEs when the VIEs distribute dividends in the future. The current individual income tax rate is 20%.

Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of our subsidiaries Sogou and Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends and making other payments.

Sohu.com Limited is a holding company with no operating assets other than investments in Chinese operating entities through our intermediate Offshore holding companies. Our Offshore entities may need to rely on dividends and other distributions on equity paid by Mainland China-based subsidiaries for the cash requirements in excess of any cash raised from investors and retained by Sohu.com Limited or our other Offshore entities. In addition, for subsidiaries engaging in Sohu’s business in Mainland China to be able to use the proceeds of cash dividends from Sogou or Changyou, the dividends would have to be paid through the Sohu Cayman Islands entities (Sohu.com (Search) Limited (“Sohu Search”) and Sohu.com (Game) Limited (“Sohu Game”)) that hold Sohu’s shares in Sogou and Changyou. The primary source of any dividend payments to our Offshore entities would need to be our subsidiaries in Mainland China after they receive payments from our VIEs under various service agreements and other arrangements. It is possible that our Mainland China-based subsidiaries will not continue to receive payments in accordance with our contracts with our VIEs or that such payments will become subject to restrictions imposed PRC law. If our subsidiaries and VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us through the intermediate companies. In addition, amounts available for dividends are further reduced because transfers of funds out of Mainland China generally are subject to a withholding tax of 5%, if transfers are made to Hong Kong and subject to the China-HK Tax Arrangement, and of 10% in other cases.

The PRC government also imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currencies out of Mainland China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currencies. If we or any of our subsidiaries are unable to receive the revenues from our operations through these service agreements and other arrangements, we may be unable to effectively fund any cash requirements we may have.

Activities of Internet content providers are or will be subject to additional PRC regulations, which have not yet been put into effect. Our operations may not be consistent with these new regulations when put into effect, and, as a result, we could be subject to severe penalties.

The MIIT has stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation currently include online advertising, online news reporting, online publishing, provision of online or mobile music, online securities trading, the provision of industry-specific (for example, drug-related) information over the Internet and foreign investment in value-added telecommunication services. Other aspects of our online operations may be subject to additional regulations in the future. For example, our online interactive broadcasting video platform enables users to perform real time musical acts, exchange information, interact with others and engage in various other online activities. Although we have obtained a permit to engage in the online interactive broadcasting video platform services, we cannot assure you that the PRC regulatory authorities will not issue new laws or regulations specifically regulating the operation of an online interactive broadcasting video platform. Our operations might not be consistent with current laws and regulations or any such new regulations and, as a result, we could be subject to penalties.

Regulation and censorship of information distribution in China may adversely affect our business.

China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party takes the responsibility to censor news published in China to ensure, supervise and control a particular political ideology. In addition, the MIIT has published implementing regulations that subject online information providers to potential liability for contents included in their portals and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Furthermore, because many PRC laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainty. In addition, the PRC legal system is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases an Internet platform operator may have difficulties determining the type of content that may subject it to liability.

Periodically, the MPS has stopped the distribution over the Internet of information which it believes to be socially destabilizing. Meanwhile, the MPS also has the authority to require any local Internet service provider to block any Website maintained outside China at its sole discretion. If the PRC government were to take action or exercise its authority to limit or eliminate the distribution of information through our portal or to limit or regulate current or future applications available to users of our portal, our business would be adversely affected.

The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any Website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. Under the applicable regulations, we may be held liable for any content transmitted on our portal. Furthermore, where the transmitted content clearly violates the laws of the PRC, we will be required to delete it. Moreover, if we consider transmitted content suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, we may be shut down. In addition, the State Secrecy Bureau has adopted regulations stipulating that Internet companies, such as us, that provide bulletin board systems, chat rooms or similar services must apply for the approval of the State Secrecy Bureau. As the implementing rules of these new regulations have not been issued, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

We may be subject to the PRC government’s ongoing crackdown on Internet pornographic content.

The Chinese government has stringent prohibitions on online pornographic information and has launched several crackdowns on Internet pornography recently. On December 4, 2009, the MIIT and other three PRC government authorities jointly issued the Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media (the “Anti-Pornography Notice”) to further crackdown on online pornography. Pursuant to this Anti-Pornography Notice, rewards of up to RMB10,000 will be provided to Internet users who report Websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. On April 13, 2014, the National Working Group on Anti-Pornography and three other PRC government authorities jointly issued the Anti-Pornography Proclamation, under which Internet service providers must immediately remove texts, images, video, advertisements and other information that contain pornographic content. The relevant government authority may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. Although we require all users upon account registration to agree to our terms of service, which specify the types of content that are prohibited on our platform, and we have deleted from our relevant channels and communities all Web pages with material that we believe could reasonably be considered to be vulgar and have strengthened our internal censorship and supervision of links and content uploaded by users, it is possible that our users may engage in obscene conversations or activities on our platform that may be deemed illegal under PRC laws and regulations. For example, we provide an online interactive broadcasting video platform for users, and because the video and audio communication on this platform is conducted in real time, we are unable to examine the content generated by our hosts and users on air before the content is streamed on the platform. There is no assurance that content considered vulgar by PRC government agencies will not appear in the future. We may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platform, if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform under PRC laws and regulations. In addition, if we are accused by the government of hosting vulgar content, our reputation could be adversely affected.

Regulations relating to the online transmission of foreign films and TV dramas may adversely affect our online video business.

On September 2, 2014, the SAPPRFT issued a Notice on Further Strengthening the Administration of Online Foreign Audiovisual Content (the “September 2014 SAPPRFT Notice”), which requires that operators of audiovisual Websites obtain from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, or TV Animation Distribution Permit for all foreign films and TV dramas before they are transmitted via the Internet in China. The September 2014 SAPPRFT Notice further stipulates that before any foreign films or TV dramas for transmission exclusively via the Internet are purchased after the promulgation of the September 2014 SAPPRFT Notice, operators of audiovisual Websites must declare their annual purchasing plans with the SAPPRFT before the end of the year preceding the year of the intended broadcast and obtain the SAPPRFT’s approval. The September 2014 SAPPRFT Notice also states that the number of foreign films and TV dramas to be purchased by an operator and transmitted via its Website in a single year may not exceed 30% of the total amount of the Chinese films and TV dramas purchased and transmitted by the same Website in the previous year.

The promulgation of the September 2014 SAPPRFT Notice could have an adverse impact on our online video business. If we are not able to obtain the required SAPPRFT approval in time, there will be a delay in our ability to broadcast such foreign films and TV dramas on our Internet platforms and in our generation of advertising revenues from such films and TV dramas. We are also subject to the risk that users might access pirated versions of such films and TV dramas during any such delay, and become less likely to view them on our Internet platforms when they become available, which would cause our online traffic and advertising revenues to be lower than we expected. If we fail to obtain the required approval by the SAPPRFT, we may not be able to recoup the costs we spent in acquiring the broadcasting rights of, and marketing, those films and TV dramas. In addition, it could be necessary for us to recognize impairment charges related to foreign films and TV dramas we have purchased. The requirement of a minimum ratio of domestic video content to foreign-sourced content in the September 2014 SAPPRFT Notice may require us to purchase more domestic video content in order for us to be permitted to maintain a sufficient portfolio of online foreign films and TV dramas. If, on the other hand, we respond to the minimum ratio requirement of the September 2014 SAPPRFT Notice by reducing our purchases of foreign films and TV dramas, our attraction to users, traffic or advertisers on our online video Internet platforms could be reduced, resulting in a decrease in our advertising revenues.

Regulation and censorship of online interactive broadcasting services in China may adversely affect our business.

As online interactive broadcasting has surged in popularity in China, PRC governmental authorities have increased their efforts to regulate it. The Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”) issued an Online Performance Notice on July 1, 2016 and issued Online Performance Measures on December 2, 2016, both effective January 1, 2017; the CAOC issued Live Social Video Provisions on November 4, 2016; and the MIIT and several other PRC governmental authorities issued a Notice on Strengthening the Administration of Live Online Social Video Services on August 1, 2018, providing for the administration and censorship of online interactive broadcasting. The Live Social Video Provisions require us to implement procedures to detect and block illegal, fraudulent, politically-sensitive and inappropriate content and activities conducted through our online interactive broadcasting platform. Although we have implemented procedures for our online interactive broadcasting platform designed to detect and prevent material and activity that we believe could reasonably be considered to be prohibited, it is possible that hosts and users of our platform may distribute content and engage in activities that may be deemed illegal, but that we do not detect and identify as such. Furthermore, we may not be able to immediately block all such content uploads or activities generated by our hosts and users, because there is often a lag between the time our hosts and users upload and stream content on our platform and the time we are able to examine such content. If PRC authorities believe that illegal or inappropriate activities haven been conducted through our online interactive broadcasting platform, or if there is negative media coverage concerning our platform, PRC government authorities may hold us liable for non-compliance and subject us to administrative penalties or other sanctions, which could cause our business to suffer or have an adverse effect on our user base. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of the Provision of Internet Content—Online Cultural Products.”

Regulations relating to Offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, the State Administration of Foreign Exchange (the “SAFE”) promulgated Circular 37, which replaced Circular 75, promulgated by the SAFE in October 2005. Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE branch in connection with their direct establishment or indirect control of an Offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or Offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In February 2015, the SAFE promulgated the Circular for Further Simplifying and Improving Policies of Foreign Exchange Administration Applicable to Direct Investment, which provides that effective June 2015 designated local banks are delegated authority under Circular 37 to review and process PRC residents’ applications for their initial foreign exchange registrations or amendments to their registrations in connection with their overseas direct investments. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its Offshore parent, as well as restrictions on capital inflows from the Offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity.

It is possible that some or all of our shareholders who are PRC residents will not comply with all the requirements required by Circular 37 or related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or legal sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in these subsidiaries and restrict our cross-border investment activities, which could in turn limit our ability to distribute dividends to holders of our ordinary shares and ADSs.

Regulations relating to tax self-examinations by entertainment companies may adversely affect our business and increase our operating costs.

Beginning October 10, 2018, tax authorities notified film and television production companies, entertainment brokerage companies, entertainment companies, and high-income participants in the film and television industries that they must conduct self-examinations and self-corrections of their tax returns beginning in 2016, and specified that enterprises and their employees who conscientiously examine and correct their tax returns and voluntarily pay taxes before the end of December 2018 will be exempted from administrative penalties. If tax authorities believe that the self-examination and self-correction conducted by Tian Jinhu, our video content production company, is inappropriate, or if we do not pay tax in the amounts that tax authorities believe we should, tax authorities may subject us to administrative penalties or other sanctions, which could cause our business to suffer or result in an increase in our operating costs.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee share options.

Under the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China (the “PBOC”) and the related Implementation Rules issued by the SAFE, all foreign exchange transactions involving an employee share incentive plan, share option plan or similar plan participated in by PRC citizens may be conducted only with the approval of the SAFE. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (“Offshore Share Incentives Rule”), issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and comply with a series of other requirements. The Offshore Share Incentives Rule also provides procedures for registration of incentive plans, the opening and use of special accounts for the purpose of participation in incentive plans, and the remittance of funds for exercising options and gains realized from such exercises and sales of such options or the underlying shares, both outside and inside the PRC. We, and any of our PRC employees or members of our board of directors who have been granted share options, restricted share units or restricted shares, are subject to the Administration Measures on Individual Foreign Exchange Control, the related Implementation Rules, and the Offshore Share Incentives Rule. Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentives granted to PRC residents, there remains uncertainty with respect to its implementation. If we, or any of our PRC employees or members of our board of directors who receive or hold options, restricted share units or restricted shares in us or any of our subsidiaries, fail to comply with these registration and other procedural requirements, we may be subject to fines and other legal or administrative sanctions.

If the status of certain of our PRC subsidiaries and VIEs as “High and New Technology Enterprises,” “Key National Software Enterprises” or “Software Enterprises” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid tax and may be subject to a higher tax rate, which would adversely affect our results of operations.

The CIT Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. The CIT Law and its implementing regulations provide that a “Software Enterprise” can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a KNSE can enjoy a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of Software Enterprises or KNSEs must perform a self-assessment each year to ensure they meet the relevant criteria for qualification. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it failed to meet applicable criteria for qualification, the authorities may revoke the enterprise’s Software Enterprise or KNSE status, as applicable.

There are uncertainties regarding future interpretation and implementation of the CIT Law and its implementing regulations. It is possible that the HNTE, Software Enterprise, and KNSE qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their VAT, will be challenged by higher level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the CIT Law. For example, in 2016 the SAT issued a circular with new criteria for certifying a Software Enterprise. Therefore, it is possible that the qualification of one or more of our PRC Subsidiaries or VIEs as a Software Enterprise will be challenged in the future or that such companies will not be able to take any further actions, such as re-application for Software Enterprise qualification, to enjoy such preferential tax treatment. If those operating entities cannot qualify for such preferential income tax status, our effective income tax rate will be increased significantly and we may have to pay additional income tax to make up the previously unpaid tax, which would reduce our net income.

We may be deemed a PRC resident enterprise under the CIT Law and be subject to PRC taxation on our worldwide income.

The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located within China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income (including dividend income received from subsidiaries). Under the Implementing Regulations for the Corporate Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Since substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC-resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and the results of operations, although dividends distributed from our PRC Subsidiaries to us could be exempted from Chinese dividend withholding tax, since such income is exempted under the CIT Law for PRC-resident recipients.

Dividends payable by us to our foreign investors and profits on the sale of our shares may be subject to tax under PRC tax laws.

Under the Implementing Regulations for the Corporate Income Tax Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” not having an establishment or place of business in the PRC, or which do have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any profits realized through the transfer of shares by such investors are also subject to 10% PRC income tax if such profits are regarded as income derived from sources within the PRC. It is unclear whether dividends we pay with respect to our share, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementing Regulations for the Corporate Income Tax Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares, the value of your investment in our shares may be materially and adversely affected.

Restrictions on currency exchange may limit our ability to use our revenues effectively.

Substantially all of our revenues and operating expenses are denominated in RMB. The RMB is not freely tradable in “capital account” transactions, which include foreign direct investment. Foreign exchange transactions classified as capital account transactions are subject to limitations and require approval from the SAFE. This could affect our China-Based Subsidiaries’ ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Further, although the RMB is at present freely convertible in “current account” transactions, which include dividends, and trade and service-related foreign exchange transactions, and our China-Based Subsidiaries may purchase and retain foreign exchange for settlement of such transactions, including payment of dividends, without the approval of the SAFE, the relevant PRC governmental authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues are likely to be in the form of RMB, these existing restrictions, and any future restrictions, on currency exchange may limit our ability to use revenues generated in RMB to fund our business activities outside of China, or to make expenditures denominated in foreign currencies.

We may suffer currency exchange losses if the RMB depreciates relative to the U.S. dollar.

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. In July 2005, China reformed its exchange rate regime by establishing a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The RMB is no longer pegged to the U.S. dollar and the exchange rate will have some flexibility. Hence, considering the floating exchange rate regime, if the RMB depreciates relative to the U.S. dollar, our revenues as expressed in our U.S. dollar financial statements will decline in value. Also, we currently have outstanding loans from overseas banks that are denominated in U.S. dollars. To repay these loans, we will need to first convert our cash denominated in RMB into U.S. dollars. If the RMB depreciates relative to the U.S. dollar, we will have to use a larger amount of cash in RMB for any such loan repayment.

On May 19, 2007, the PBOC announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. On June 19, 2010, the PBOC announced that it has decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. In February 2014, the center point of the currency’s official trading band hit 6.1146, representing appreciation of more than 11.7% since June 19, 2010. On March 17, 2014, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. Through 2016 the RMB continued its significant depreciation. The center point of the currency’s official trading band was 6.5486 in January 2016, and was 6.9189 in December 2016, which contributed to a decline in our revenues reported in U.S. dollars. Also in 2018, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. The center-point of the currency’s official trading band was 6.4395 in January 2018, and was 6.8844 in December 2018, which lead to a decline in our revenues reported in U.S. dollars and an increase in the amount of cash in RMB necessary to meet our repayment obligations for U.S. dollar-denominated Offshore loans. In addition, there are very limited hedging transactions available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Risks Related to Our Ordinary Shares and ADSs

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, and in some cases binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware, where many United States-based corporations are organized. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.

It may be difficult to enforce any civil judgments against us or our Board of Directors or officers, because most of our operating and/or fixed assets are located outside the United States.

We are incorporated in the Cayman Islands, all of our assets are located outside the United States, and a substantial portion of our operations are conducted in the PRC. In addition, most of our directors and executive officers are nationals and residents of countries other than the United States (primarily the PRC or Hong Kong) and most, if not all, of the assets of these persons are located outside the United States. As a result, it may be difficult for holders of our ADSs to effect service of process within the United States upon these persons. It may also be difficult for holders of our ADSs to enforce in Cayman Islands courts or PRC courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws or of the securities laws of any state of the United States against us and our officers and directors.

The trading prices of our ADSs and of the common stock of our predecessor Sohu.com Inc. have been volatile, and the trading price of our ADSs will likely continue to be volatile. The price of our ADSs may fluctuate significantly, which may make it difficult for shareholders to sell our ADSs when desired or at attractive prices.

Our ADSs, each representing one ordinary share, have traded on the NASDAQ Global Select Market in place of the common stock of Sohu.com Inc. since the dissolution of Sohu.com Inc. on May 31, 2018. During 2016 the trading price of Sohu.com Inc.’s common stock ranged from a low of $32.6 per share to a high of $55.21 per share, and during 2017 the trading price of Sohu.com Inc.’s common stock ranged from a low of $34.59 per share to a high of $70.86 per share. During 2018, the trading price of per share of Sohu.com Inc.’s common stock, until May 31, 2018, and the trading price of our ADSs, after May 31, 2018, ranged from a low of $15.89 per share to a high of $47.98. On March 15, 2019, the closing price of our ADSs was $19.38.

In addition, the NASDAQ Global Select Market and the NYSE have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and particularly Internet-related companies.

The price for our ADSs may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions. Additionally, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, all of whom have been granted share options or other share incentive awards.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement governing our ADSs (the “Deposit Agreement”), which was filed as an exhibit to our Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018 and is filed as an exhibit to this annual report, or for any other reason.

Holders of ADSs have limited voting rights and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to their holdings and ADS holders may not receive cash dividends if it is impractical to make them available to such holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the securities to which the rights relate under the Securities Act of 1933 (the “Securities Act”), or an exemption from registration requirements is available. Also, under the Deposit Agreement, the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares such holders’ ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them, or that the distribution requires certain governmental approval, such as requirement for registration or approval for currency conversion. In these cases, the depositary may decide not to distribute that property and ADSs holders will not receive that distribution.

You will experience dilution as outstanding share options are exercised

You will experience dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options that we may grant from time to time. As of December 31, 2018, there were outstanding options for the purchase of 42,250 ordinary shares at a nominal price.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2018, there were 39,228,538 of our ordinary shares outstanding. As of December 31, 2018, there were outstanding options for the purchase of 42,250 ordinary shares at a nominal price. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We believe that we may be classified as a passive foreign investment company, or PFIC, for the 2018 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2018 taxable year ended November 30, 2018. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder (as defined under “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”) holds an ADS or an ordinary share, certain adverse United States federal income tax consequences likely would apply to such U.S. holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

If we are a PFIC, a U.S. holder of our ADSs or ordinary shares could make a variety of elections that might alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ADSs or ordinary shares. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

U.S. holders and prospective holders of our ADSs are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in our ADSs or ordinary shares.

Press reports in 2011 concerning possible increased scrutiny by Chinese authorities of the VIE structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern at the time among investors and to have caused the price of the ADSs of various Chinese companies, including us, that are publicly traded in the United States to drop, and similar reports in the future could have a similar adverse effect on the price of our ADSs

In 2011 various prominent western news outlets reported that the MOFCOM and the China Securities Regulatory Commission (the “CSRC”), among other Chinese regulatory authorities, might be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures, such as we do, as a means of complying with Chinese laws restricting foreign ownership of certain businesses in China, including online game businesses such as ours. Some of such news reports also sought to draw a connection between accounting issues at certain Chinese companies, which were widely reported at the time, and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops at the time in the market prices of the shares of many Chinese companies, including us. It is possible that in the future there will be increased scrutiny or enhanced regulation by Chinese regulatory authorities of Chinese companies, including us, that use VIE structures. See “If the PRC government determines that the VIE structure for operating our business does not comply with applicable PRC government restrictions on foreign investment in telecommunication industry, we could face severe penalties.” In addition, while we are not aware of any causal connection between the reported accounting scandals and the use of VIE structures, it is possible that holders or potential purchasers of our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies and cause fluctuations in the market prices of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

A small group of our existing shareholders, whose interests may differ from other shareholders, hold a significant percentage of our outstanding shares.

Dr. Charles Zhang, our Chairman and Chief Executive Officer, beneficially owns approximately 24% of our outstanding ordinary shares and is our largest shareholder. Our executive officers and members of our Board of Directors as a group, including Dr. Zhang, beneficially own approximately 25% of our outstanding ordinary shares. Accordingly these shareholders will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

Certain provisions of our Memorandum and Articles of Association, Cayman Islands law regarding mergers and similar arrangements, and our Shareholders’ Rights Agreement could delay or deter a change in control.

Some provisions of our Memorandum and Articles of Association may make it more difficult to acquire our company or effect a change in control of our company, even if an acquisition or change in control would be in the interest of our shareholders or if an acquisition or change in control would provide our shareholders or holders of our ADSs with a premium for their shares over then current market prices. For example, our Memorandum and Articles of Association provides for the division of our Board of Directors into two classes with staggered two-year terms and provides that shareholders have no right to take action by written consent and may not call extraordinary general meeting of shareholders. In addition under Cayman Islands law, a merger of our company with another company would require approval of the holder of not less than two-thirds of our outstanding ordinary shares. Each of these provisions may make it more difficult for a third party to gain control of our board in connection with, or obtain any necessary shareholder approval for, a proposed acquisition or change in control.

In addition, in January 2019 we entered into a Shareholders’ Rights Agreement with The Bank of New York Mellon, as Rights Agent, pursuant to which if a person or group acquires more than 15% or more of our outstanding ordinary shares (including ordinary shares represented by our ADSs), except as specifically permitted under the agreement, all our other shareholders and holders of our ADSs would have the right to purchase securities from us at a substantial discount to those securities’ fair market value, thus causing substantial dilution to the holdings of the person or group which acquires more than 15%. The Shareholders’ Rights Agreement may inhibit a change in control and, therefore, could adversely affect our shareholders’ ability to realize a premium over the then-prevailing market price for our ADSs in connection with such a transaction.

The power of our Board of Directors to designate and issue preferred shares could have an adverse effect on holders of our ordinary shares and ADSs.

Our Memorandum and Articles of Association authorizes our Board of Directors to designate and issue one or more series of preferred shares, having rights and preferences as the board may determine, and any such designations and issuances could have an adverse effect on the rights of holders of our ordinary shares and our ADSs.

Proceedings instituted by the Securities and Exchange Commission (the “SEC”) against PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”).

Starting in 2011, the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the U.S. Public Company Accounting Oversight Board (the “PCAOB”) sought to obtain from the PRC big four affiliate firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by these U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem.

In late 2012, the impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and under the Sarbanes-Oxley Act of 2002 against the PRC big four affiliate accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The firms were to receive matching requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they failed to meet specified criteria during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or the PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations could find it difficult or impossible to retain auditors in respect of their operations in China. If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs and ordinary shares from the Nasdaq Global Select Market or termination of the registration of our ADSs and ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Financing Activities

Sogou’s and Changyou’s statuses as publicly-traded companies that are controlled, but less than wholly-owned, by us could have an adverse effect on Sohu.

Sogou’s American depositary shares (“Sogou ADSs”) are listed and traded on the New York Stock Exchange and Changyou’s American depositary shares (“Changyou ADSs”) are listed and traded on the NASDAQ Global Select Market. Given that Sogou and Changyou are not wholly-owned subsidiaries of Sohu, it is possible that Sohu’s, Sogou’s, and Changyou’s interests could diverge in the future, as we may need to consider the interests of shareholders of Sogou or Changyou other than Sohu. If Sogou’s or Changyou’s interests differ from, or are contrary to, our interests, our business operations may be adversely affected, and Sohu may have disagreements with Sogou or Changyou on certain matters that could also have an adverse effect on our business.

If we default on loans that we have taken out to fund the operations of our Sohu businesses, we could lose valuable assets that we have pledged to secure the loans, which include two buildings in Beijing, Sohu’s accounts receivable, and our shares in Changyou, as well as other valuable assets.

In order to fund the cash needs of our Sohu businesses, we have entered into loan arrangements with Industrial and Commercial Bank of China Limited (“ICBC”), China Merchants Bank (“CMB”), the Hong Kong and Shanghai Banking Corporation (“HSBC”), and Changyou. Under these loan arrangements, Sohu pledged one of its Beijing buildings to secure advances from ICBC, another of its Beijing buildings to secure advances from CMB, certain of its accounts receivable to secure advances from HSBC, and 21,847,751 of its Class B Ordinary Shares in Changyou to secure advances from Changyou. If Sohu were to default under any of these loan arrangements, the affected lender or lenders would be entitled, among other remedies, to seize the corresponding pledged assets, all of which have significant value, and could potentially also seize other valuable assets of Sohu, to cover any shortfalls in amounts due under the loans. See Note 10: “Fair Value Measurements—Other Financial Instruments—Short Term Bank Loans” and “—Long Term Payables” and Note 9: “Intra-Group Loan and Share Pledge Arrangement” to our audited consolidated financial statements, which begin on page F-1 of this report.

Risks Related to Sogou Inc.

Risks Related to Sogou’s Business

The online search industry in China is extremely competitive, and if Sogou is unable to compete successfully, it will be difficult for Sogou to maintain or increase Sogou’s revenues and profitability.

Sogou operates its business in an extremely competitive industry. Sogou faces intense competition in every aspect of its business, including competition for users, advertisers, technology, and talent. Sogou faces competition for its search and search-related services in China primarily from Baidu Inc., or Baidu, and ShenMa, operated by UCWeb Inc., or UCWeb, which is a subsidiary of Alibaba Group Holding Limited, or Alibaba. Both Baidu and Alibaba have considerably greater financial and technical resources available to them than Sogou does. Sogou also faces competition for both users and advertisers from websites and mobile applications that provide specialized search services in China, including travel services and information platforms such as Ctrip and Qunar; group-buy platforms such as Meituan Dianping; online classified advertisement platforms such as 58.com; and newsfeeds such as Toutiao. Sogou competes for advertisers not only with Internet companies, but also with other types of advertising media such as newspapers and magazines, billboards and bus advertisements, television, and radio. It is also possible that multinational businesses with considerably greater financial and other resources than Sogou’s could expand their offerings in China, making it harder for Sogou to gain market share.

Sogou’s existing and potential competitors compete with it for users and advertisers on the basis of the quality and quantity of search results; the features, availability, and ease of use of products and services; and the number and quality of advertising distribution channels. They also compete with Sogou for talent with technological expertise, which is critical to the sustained development of Sogou’s products and services. If Sogou is unable to differentiate itself from its competitors in each of these areas, Sogou may not be able to maintain or increase its user and advertiser base, which would have an adverse impact on its business, results of operations, and growth potential. In addition, Sogou may have difficulty in successfully promoting and differentiating its new products, services, and features as a result of the market power of its competitors.

Sogou must expand its user base to grow its business, and Sogou must continually innovate and adapt its business in an evolving online search industry in order to do so. If Sogou fails to continue to innovate and introduce products and services to enhance user experience, Sogou may not be able to generate sufficient user traffic to remain competitive.

The Internet industry in general and the online search industry in particular have been undergoing rapid changes in technology and in user preferences. Sogou’s future success in expanding its user base will depend on its ability to respond to, as well as anticipate and apply, rapidly evolving technologies. Sogou must adapt its existing products and services and develop new products and product areas that will meet the evolving demands of users, deliver attractive experiences for its users that enhance user engagement, and cause its users to return to its services and increase the frequency of their searches on Sogou’s platforms. Sogou’s development and introduction of new products, features, and services are subject to additional risks and uncertainties. Unexpected technical, operational, distribution, or other problems could delay or prevent the development and introduction of one or more of Sogou’s currently planned and any future new products and services. There are constant innovations in the market regarding search services, search and search-related advertising, and providing information to users. If Sogou is unable to predict user preferences or industry changes, or if Sogou is unable to modify its products and services on a timely basis, Sogou may lose users. Sogou’s operating results will also suffer if its innovations are not responsive to the needs of its users, are not appropriately timed with market opportunity, or are not effectively brought to market. As search technology continues to develop, there may be offered in the China market products and services that are, or that are perceived to be, substantially similar to or better than those generated by Sogou’s search services. As worldwide focus on the development of AI technologies has intensified, it has become increasingly important to apply AI technologies to online search products and features in order to attract and retain users, and we cannot be sure that Sogou will be able to apply such technologies successfully.

Sogou’s competitors may develop and offer new products, services, and features that are similar to Sogou’s and may introduce them to the market before Sogou can, and such new offerings from its competitors may be found by users to be more attractive than Sogou’s. Moreover, we cannot be sure that any of Sogou’s new products, services, and features will attract additional users and lead to the generation of incremental revenue.

As users increasingly use mobile devices to access search services and other Internet services in China, Sogou will need to continue to design, develop, promote, and operate new products and services tailored for mobile devices. Sogou’s design and development of new products and services that are optimized for mobile devices may not be successful. Sogou may encounter difficulties with the installation and delivery of such new products and services, and they may not function smoothly. As new mobile devices are released or updated, Sogou may encounter problems in developing and upgrading its products and services for the new releases and updates, and Sogou may need to devote significant resources to such development and upgrades. If Sogou is not successful in adapting its offerings for mobile devices as described above, maintenance and growth of its business will be impeded.

If Sogou’s collaboration with Tencent is terminated or curtailed, Sogou’s business and prospects for growth will be adversely affected.

Sogou has extensive collaboration with Tencent, one of its largest shareholders. Sogou Search is the default general search engine in various Tencent products that provide general search offerings, such as Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. Approximately 36% of Sogou’s total search traffic, measured by page views, was contributed by Tencent’s Internet properties in December 2018. Sogou Weixin Search is currently the sole general search engine with access to all content published on Weixin Official Accounts, but it is possible that Tencent will grant such access to other general search engines. We cannot assure you that Sogou will be able to maintain the current level of cooperation with Tencent in the future. If Sogou’s collaborative relationship with Tencent is terminated or curtailed due to Tencent’s initiating its own general search service or partnering with other search engine companies, or if any of the commercial terms were to be revised or made less favorable to Sogou, or if Tencent does not continue to deliver to Sogou an adequate level of access to its platforms or adequately promote Sogou’s products and services, Sogou’s business and prospects will be adversely affected.

Sogou’s efforts to expand its collaboration with Tencent may not be successful.

In September 2018, Sogou and Tencent agreed to extend until September 2023 the period during which Sogou Search will be the default general search engine for Tencent’s products that provide general search offerings in accordance with Sogou’s existing business collaboration arrangements with Tencent. In addition, Sogou and Tencent have agreed to continue from September 2018 until September 2019 Sogou’s initiative for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat and have agreed that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period provided Sogou Search meets “Tencent’s requirements for user experience,” and that the arrangement may be extended for additional successive one-year periods through September 2023 if offering Sogou Search will not “harm the user experience.” It is difficult for us to predict the potential impact of the integration of Sogou Search to power such a Weixin/WeChat search function measured under the standards of “Tencent’s requirements for user experience” and/or “harm the user experience.” The potential for growth of Sogou’s business through such integration will be limited if Tencent does not make Sogou Search the preferred search function or decides not to extend the arrangement for such integration and a Tencent search function or a search function of one of Sogou’s competitors is given priority over Sogou’s in Weixin/WeChat.

Sogou’s existing business and its expansion strategy depend on certain additional key collaborative arrangements, and any inability to maintain or develop such relationships could have an adverse effect on Sogou’s business and prospects for growth.

Sogou’s existing business, and its strategy for developing its business, involve maintaining and developing various types of collaborations with third parties, which provide it with access to additional user traffic, search services, products, and technology. For example, Sogou’s Wise Doctor delivers healthcare information, and receives healthcare data, through partnerships that provide Sogou with access to articles written by physicians and to a PRC-government sponsored healthcare encyclopedia; Sogou’s partnership with Zhihu Technology Limited, a company that engages primarily in the business of operating an online question and answer-based knowledge and information sharing platform (“Zhihu”), provides Sogou with access to a knowledge-sharing platform; Sogou’s partnership with Microsoft’s Bing provides Sogou with the technology to provide its users with English content on the Internet that Sogou translates to Chinese in connection with its cross-language search service; and Sogou’s partnership with China Literature Limited, an online literature platform, enables its users to access literature from a large online collection. In addition, Sogou’s various partnerships with third-party Internet properties provide its advertisers significant exposure to users beyond its core search user base. We consider these collaborations to be important to Sogou’s ability to deliver attractive service, product, and content offerings to its users, in order to maintain and expand its user and advertiser bases, and we believe that it will continue to be important for Sogou to develop similar partnerships in the future. Sogou’s inability to maintain and grow such relationships could have an adverse impact on its existing business and its growth prospects.

Sogou also has existing, and hopes to develop additional, relationships with mobile device manufacturers for pre-installation of its search, input method, and related applications. If Sogou is unable to maintain and expand such relationships, the quality and reach of delivery of its services will be adversely affected, and it may also be difficult for Sogou to maintain and expand its user base and enhance awareness of its brand. In addition, Sogou’s competitors may establish the same relationships as those Sogou has, which would tend to diminish any advantage Sogou might otherwise gain from these relationships.

If Sogou fails to maintain and expand its collaborations with third-party operators of Internet properties, its revenues and growth may be adversely affected.

Sogou places certain of its advertisers’ promotional links on the Internet properties of third parties, thereby expanding the base of users accessing the advertisements beyond Sogou’s own user base, and increasing Sogou’s pay-for-click revenues. If these third parties decide to use a competitor’s or their own online search services, or do not prominently display Sogou’s advertisements in comparison to those of other advertisers on their properties, or if Sogou fails to attract additional third-party operators of Internet properties, Sogou’s advertising revenues and growth may be adversely affected.

Sogou may not be able to sustain its historical growth or successfully manage any future growth.

Sogou has grown significantly over a relatively short period. Sogou’s total Web search page views grew by 22.3%, and its mobile Web search page views grew by 47.0%, on an annualized basis for the two-year period from December 2015 to December 2017, but that growth slowed to 13.6% for total Web search page views and to 22.6% for mobile Web search page views on an annualized basis for the two-year period from December 2016 to December 2018. Sogou’s revenues grew from $660.4 million for the year ended December 31, 2016, to $908.4 million for the year ended December 31, 2017, and to $1.12 billion for the year ended December 31, 2018. Sogou’s 2016 revenues were affected by tightened PRC regulation of the online advertising industry during 2016, which had an adverse impact on the search and search-related advertising market in China in general. The growth in Sogou’s revenues during 2018 was affected by slower growth in the mobile search market in China in 2018, coupled with unfavorable macroeconomic conditions that impacted the online advertising industry in general, and regulatory headwinds in certain sectors such as online games. In addition, as traffic acquisition costs continue to trend higher due to increasingly intensifying competition for channel partnerships, it could be difficult for Sogou to sustain expenditures for traffic acquisition at the same level as Sogou’s competitors, which could result in slower or flat growth, or even a reduction, in Sogou’s user traffic, which would have a negative impact on Sogou’s revenues and revenue growth prospects. Sogou may not be able to sustain a rate of growth in future periods similar to that it experienced in the past, and Sogou’s revenues may even decline. Accordingly, you should not rely on the results of any prior period as an indication of Sogou’s future financial and operating performance.

Sogou is exploring and implementing, and expects to continue to explore and implement in the future, new business initiatives, including in industries in which Sogou has limited or no experience, as well as new business models. Developing new businesses and initiatives requires significant investments of time and resources, and may present new and difficult technological, operational, and legal challenges, as well as subject Sogou to additional regulatory risks. For example, Sogou has initiated a pilot online lending and microcredit program using Sogou’s own credit risk management. The risk of nonpayment of loans is inherent in the finance business, and Sogou is subject to credit risks resulting from defaults by consumers. Any failure to effectively manage these risks may limit Sogou’s future growth and hamper Sogou’s business strategy.

Sogou depends on online advertising for a significant majority of its revenues. If Sogou fails to retain existing advertisers or attract new advertisers for its online advertising services, its business and growth prospects could be harmed.

Sogou earns most of its revenues from its search and search related advertising services. Advertisers will not use Sogou’s services if they do not find them to be effective in producing a sufficient volume of click-throughs and desired results for advertisers. Sogou’s advertisers are generally able to terminate their relationships with it at any time without penalty if they are not satisfied with its services, choose its competitors for similar services, or advertise in media channels other than Internet search. Therefore, it could be difficult for Sogou to maintain or increase its advertiser base, and its revenues and profits could decline or fail to increase.

Sogou relies on third-party advertising agencies for most of its online advertising revenues.

Sogou relies heavily on third-party advertising agencies for its sales to its advertisers. It is important that Sogou maintain good relationships with these agencies. Sogou does not enter into long-term agreements with any of the advertising agencies and we cannot assure you that Sogou will continue to maintain favorable relationships with them. Further, Sogou provides various types of discounts and rebates to advertising agencies in order to incentivize them to maximize the volume of advertising business that they bring to Sogou. In order to retain or properly incentivize Sogou’s advertising agencies, it may become necessary in the future for Sogou to increase the levels of such rebates and discounts, which could have an adverse effect on its results of operations.

If Sogou fails to maintain and enhance awareness of and loyalty to its brand, it will be difficult for Sogou to maintain and increase its user and advertiser bases.

It is critical for Sogou to maintain and further enhance its brand if Sogou is to succeed in expanding its user and advertiser bases. Sogou’s success in promoting and enhancing its brand, and its ability to remain competitive, will depend on its success in delivering superior user experience and on its marketing efforts. Enhancing Sogou’s brand awareness may require substantial marketing and promotion expenses. If Sogou is unable to maintain and enhance its brand, or incur significant marketing and promotion expenses that do not achieve anticipated business growth, or is subject to negative publicity that harms its brand, Sogou’s business and results of operations may be adversely affected.

Sogou’s success depends on the continuing efforts of its senior management team and key employees, and Sogou’s business may be harmed if Sogou loses their services.

Sogou’s business heavily depends upon the services of its key executives, particularly Xiaochuan Wang, its Chief Executive Officer. If any of Sogou’s key executives is unable or unwilling to continue in his or her present position, joins a competitor, or forms a competing company, Sogou’s business may be severely disrupted. Although executive officers have entered into employment agreements, confidentiality agreements, and non-competition agreements with Sogou, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings by persons employed in the PRC may be more limited when compared to the degree of protection afforded with respect to employees in some other jurisdictions. Sogou does not maintain key-man life insurance for any of its key executives.

Sogou also relies on key highly-skilled personnel for its business. Given the competitive nature of the industry, and in particular Sogou’s competitors’ increasingly aggressive efforts to provide competitive compensation packages to attract talent in the markets where Sogou operates, it may be difficult for Sogou to recruit and retain qualified personnel, and the risk of members of Sogou’s key staff leaving it is high. Any such departure could have a disruptive impact on Sogou’s operations, and if Sogou is unable to recruit, retain and motivate key personnel, it may not be able to grow effectively.

Sogou’s strategy of investments in and acquiring complementary businesses and assets may fail, which could result in impairment losses.

In addition to organic growth, Sogou may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, Sogou may fail to select appropriate investment or acquisition targets, or Sogou may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into Sogou could require significant management attention and could result in a diversion of resources away from Sogou’s existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results Sogou expects. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, Sogou may also need to obtain approvals and licenses from relevant governmental authorities for the acquisitions to comply with applicable laws and regulations, which could result in increased costs and delays.

Requirements of U.S. GAAP regarding the recognition of share-based compensation expense may adversely affect Sogou’s results of operations and its competitiveness in the employee marketplace.

Sogou’s performance is largely dependent on talented and highly-skilled individuals. Sogou’s future success depends on its continuing ability to identify, develop, motivate, and retain highly-skilled personnel. Sogou has a history of using low or nominally-priced employee share options as an important component of competitive pay packages, in order to align Sogou’s employees’ interests with the interests of Sogou and its shareholders and to encourage quality employees to join and remain with Sogou. Sogou has adopted guidance on accounting for share-based compensation that requires the measurement and recognition of compensation expense for all share-based compensation based on estimated fair values. As a result, Sogou’s operating results contain charges for share-based compensation expense related to employee share options. The historical and future recognition of share-based compensation in Sogou’s statements of comprehensive income has had and will have an impact on its results of operations. On the other hand, if Sogou alters its employee share incentive plans to minimize the corresponding share-based compensation expense, it may limit Sogou’s ability to continue to use share-based awards as a tool to attract and retain its employees, and it may adversely affect Sogou’s operations. In addition, there may be future changes in the U.S. GAAP requirements for recognition of share-based compensation expense, which could have similar effects on Sogou’s results operations and its competitiveness in the market for key employees.

Sogou’s user metrics and other estimates are subject to inherent challenges in measuring its operating performance, which may harm its reputation.

Sogou regularly reviews MAU, DAU, number of advertisers, page views, and other operating metrics to evaluate growth trends, measure its performance, and make strategic decisions. These metrics are calculated using internal company data, have not been validated by an independent third party, and may not be indicative of Sogou’s future financial results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how Sogou’s platforms are used across a large population in China. For example, Sogou may not be able to distinguish individual users who have multiple accounts.

Errors or inaccuracies in Sogou’s metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, Sogou might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If partners or investors do not perceive Sogou’s user, geographic, or other operating metrics to accurately represent Sogou’s user base, or if Sogou discovers inaccuracies in its user, geographic, or other operating metrics, its reputation may be harmed.

We have not independently verified the accuracy or completeness of data, estimates, and projections in this annual report that Sogou obtained from third party sources, and such information involves assumptions and limitations.

Certain facts, forecasts, and other statistics relating to the industries in which Sogou competes contained in this annual report have been derived from various public data sources and commissioned third-party industry reports. In connection with our preparation of this annual report, Sogou commissioned CVSC TNS Research (“CTR”) to update market research concerning the online search and AI industries in China, and Sogou also referred to market research reports of iResearch and IDC that Sogou had previously commissioned concerning the same industries in the United States. In deriving the market size of these industries, these industry consultants may have adopted different assumptions and estimates for certain metrics, such as MAU. While we generally believe such reports to be reliable, neither we nor Sogou has independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

Industry data and projections involve a number of assumptions and limitations. Industry data and market share data should be interpreted in the light of the defined industries in which Sogou operates. Any discrepancy in the interpretation of such data could lead to different measurements and projections, and actual results could differ from the projections.

Sogou may not be able to prevent others from making unauthorized use of its intellectual property, which could harm Sogou’s business and competitive position.

We regard Sogou’s patents, copyrights, trademarks, trade secrets, and other intellectual property as critical to its business. Unauthorized use of Sogou’s intellectual property by third parties may adversely affect its business and reputation. Sogou relies on a combination of intellectual property laws and contractual arrangements to protect its proprietary rights. It is often difficult to register, maintain, and enforce intellectual property rights in the PRC. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation in the PRC. In addition, contractual agreements may be breached by counterparties, and there may not be adequate remedies available to it for any such breach. Accordingly, Sogou may not be able to effectively protect its intellectual property rights or to enforce its contractual rights in China. Policing any unauthorized use of Sogou’s intellectual property is difficult and costly and the steps Sogou has taken may be inadequate to prevent the misappropriation of its intellectual property. In the event that Sogou resorts to litigation to enforce its intellectual property rights, such litigation could result in substantial costs and a diversion of its managerial and financial resources. We can provide no assurance that Sogou will prevail in such litigation. In addition, Sogou’s trade secrets may be leaked or otherwise become available to, or be independently discovered by, its competitors.

Pending or future litigation could have an adverse impact on Sogou’s financial condition and results of operations.

From time to time, Sogou has been, and may in the future be, subject to lawsuits brought by its competitors, individuals, or other entities against it. Sogou is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against it and Sogou instituted proceedings or asserted counterclaims against its competitors. For example, there are various legal proceedings currently pending between Sogou and Baidu in which Sogou alleges that Baidu’s input method infringes certain of Sogou’s patents relating to Sogou Input Method and seeks monetary damages, while Baidu has asserted in counterclaims or in legal proceeding that Baidu has initiated against Sogou that Sogou Input Method infringes certain of Baidu’s patents, and seeks monetary damages. There is also a lawsuit pending against Sogou in which Shanghai Cishu Publications Ltd. has alleged that Sogou used vocabulary content without permission and seeks monetary damages. In addition, Sogou is subject to ongoing unfair competition claims against it brought by Baidu, UCWeb, and Qihoo 360 Technology Co., Ltd., or Qihoo360, separately, in which they allege that certain functions of Sogou Input Method unfairly divert users to Sogou, and seek monetary damages and cessation of the alleged unfair competitive practices. There are also four putative class action lawsuits that have been filed against Sogou in the United States, three in a State court in the State of California and one in the United States District Court for the Southern District of New York, that allege violations of U.S. securities laws in connection with Sogou’s IPO in 2017.

Where Sogou can make a reasonable estimate of the liability relating to pending litigation against it and determine that an adverse liability resulting from such litigation is probable, Sogou records a related contingent liability. As additional information becomes available, Sogou assesses the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, the amount of Sogou’s estimates may be inaccurate, in which case Sogou’s financial condition and results of operation may be adversely affected. In addition, the outcomes of actions Sogou institutes may not be successful or favorable to it. Lawsuits against Sogou may also generate negative publicity that significantly harms its reputation, which may adversely affect its user and advertiser base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert Sogou’s management’s and Board of Directors’ attention from operating its business. Sogou may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on Sogou’s business, financial condition, results of operations, and cash flows, if there were adverse determinations in legal proceedings against Sogou, Sogou could be required to pay substantial monetary damages or adjust its business practices, which could have an adverse effect on its financial condition and results of operations, and cash flows.

Sogou is currently subject to, and in the future may from time to time face, intellectual property infringement claims, which could be time-consuming and costly to defend, and could have an adverse impact on its financial position and results of operations, particularly if Sogou is required to pay significant damages or cease offering any of its products or curtail any key features of its products.

We cannot be certain that the products, services and intellectual property used in Sogou’s normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. Sogou currently is, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of its business, and may in the future be required to pay damages or to agree to restrict its activities. See “—Pending or future litigation could have an adverse impact on Sogou’s financial condition and results of operations.” In particular, if Sogou is found to have violated the intellectual property rights of others, Sogou may be enjoined from using such intellectual property, may be ordered to pay damages, and may incur licensing fees or be forced to develop alternatives. Sogou may incur substantial expense in defending against third-party infringement claims, regardless of their merit. Successful infringement claims against Sogou may result in substantial monetary liability or may materially disrupt the conduct of its business by restricting or prohibiting its use of the intellectual property in question.

Sogou may not have exclusive rights to technology, trademarks, and designs that are crucial to its business.

Sogou has applied for various patents relating to its business. While Sogou has succeeded in obtaining some patents, some of its patent applications are still under examination by the State Intellectual Property Office of the PRC. Approvals of its patent applications are subject to determinations by the State Intellectual Property Office of the PRC and relevant overseas authorities that there are no prior rights in the applicable territory. In addition, Sogou has applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of its Sogou logos and other of its key trademarks in the PRC, and the corresponding Chinese versions of the trademarks, so as to establish and protect its exclusive rights to these trademarks. While Sogou has succeeded in registering the trademarks for most of these marks in the PRC under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of trademarks under other classes are still under examination by the Trademark Office of the SAMR, and relevant overseas authorities. Approvals of Sogou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, are subject to determinations by the Trademark Office of the SAMR and relevant overseas authorities that there are no prior rights in the applicable territories. We cannot assure you that these patent and trademark applications will be approved. Any rejection of these applications could adversely affect Sogou’s rights to the affected technology, marks, and designs. In addition, even if these applications are approved, we cannot assure you that any issued patents or registered trademarks will be sufficient in scope to provide adequate protection of Sogou’s rights.

If Sogou’s search results contain information that is inaccurate or harmful to its users, its business and reputation may be adversely affected.

Sogou could be exposed to liability arising from its search results listings if information accessed through its services contains errors, and third parties may make claims against it for losses incurred in reliance on that information. Investigating and defending such claims could be expensive even if they did not result in liability, and Sogou does not carry any liability insurance against such risks.

In addition, if users do not perceive information that they access through Sogou’s search services to be authoritative, useful, and trustworthy, Sogou may not be able to retain these users or attract additional users, and its reputation, business, and results of operation may be harmed. In addition, if such content contains inaccuracies, it is possible that users will seek to hold Sogou liable for damages, because Sogou provides links to such content, even though such content is provided by third parties and any negative publicity regarding the accuracy of such content could harm its reputation, and reduce user traffic. In addition, any negative publicity or incident involving Sogou’s peer companies could have an adverse impact on its industry as a whole, which in turn could harm its reputation and reduce its user traffic. For example, in early 2016 it was widely reported that an unsuccessful experimental cancer treatment had been promoted in a sponsored search listing on a third party’s Internet property. Even though Sogou’s search results listings were not involved, we believe that the broad negative publicity surrounding the incident adversely affected the reputation of the online search industry in China in general with an adverse impact on Sogou’s user traffic and results of operations in 2016. Another example is in 2018, Sogou’s search results contained an advertisement from Douyin (a video clip platform from Toutiao.com), which shows disrespect to the heroes. This incident caused Sogou temporarily suspend its online advertising service for ten days (July 1st to 10th) and actively cooperate with the investigation.

Sogou may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through its search results.

The online search industry in China is subject to extensive regulation. If content accessed through Sogou’s search services includes information that PRC governmental authorities find illegal or inappropriate, Sogou may be required to curtail or even shut down its search services, and Sogou may be subject to other penalties. Although Sogou seeks to prevent fraudulent or otherwise illegal or inappropriate websites and information from being included in its search results, such measures may not be effective. For example, Sogou suspended part of Sogou’s advertising services for 10 days in July 2018 in order to implement remedial measures to ensure compliance with government regulations following a government investigation into certain non-compliant advertisements created by a third party unrelated to Sogou and displayed on Sogou’s platform in June 2018. See “Risks Related to China’s Regulatory Environment—Regulation and censorship of information distribution in China may adversely affect our business”; and “Risks Related to China’s Regulatory and Economic Environment—Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, the PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.”

Sogou may be subject to potential liability for claims that search results violate the intellectual property rights of third parties.

It is possible that content that is made available by Sogou through its search results may violate the intellectual property rights of third parties. PRC laws and regulations are evolving, and uncertainties exist with respect to the legal standards for determining the potential liability of online search service providers for search results that provide links to content on third-party websites that infringes copyrights of third parties. In December 2012, the Supreme People’s Court of the PRC promulgated a judicial interpretation providing that PRC courts will place the burden on Internet service providers to remove not only links or content that has been specifically-mentioned in notices of infringement from persons and entities claiming copyright in such content, but also links or content that the providers “should have known” contained infringing content. This interpretation could subject Sogou to significant administrative burdens and might expose it to civil liability and penalties. Further, Sogou relies on content provided by professional researchers and writers, either developed by the outlets themselves or adapted from content of parties separate from such outlets, and it is difficult for Sogou to fully monitor such content, which could make Sogou more vulnerable to potential infringement claims.

Sogou may be subject to legal liability associated with online activities on its platforms.

Sogou hosts and provides a wide variety of products and services that enable advertisers to advertise products and services, and users to exchange information and engage in various online activities. Sogou may be subject to claims, investigations, or negative publicity relating to such activities. PRC laws and regulations relating to the liability of providers of online products and services for activities of their users are undeveloped, and their current and future reach are unclear. Also see “—Sogou may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through its search results.” Sogou also places advertisements on third-party Internet properties, and Sogou offers products and services developed or created by third parties. Sogou may be subject to claims concerning these products and services based on its involvement in providing access to them, even if Sogou does not offer the products and services directly. Sogou could be required to spend considerable financial and managerial resources defending any such claims, and they could result in Sogou’s having to pay monetary damages or penalties or ceasing certain aspects of its business, which could have an adverse effect on its business and results of operations.

Privacy concerns or security breaches relating to Sogou’s platforms could damage its reputation, deter current and potential users and advertisers from using its products and services, and expose Sogou to legal penalties and liability.

Sogou collects, processes, and stores on its servers significant amounts of data concerning its users. While Sogou has taken steps to protect its user data, its security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and Sogou may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, Sogou is subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and steps Sogou must take to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to significant change, making the extent of Sogou’s responsibility in that regard uncertain. For example, the Internet Security Law became effective in June 2017, but it is unclear as to the circumstances and standard under which the law would apply and violations would be found, and there are great uncertainties as to the interpretation and application of the law. It is possible that Sogou’s data protection practice is or will be inconsistent with regulatory requirements. See ‘‘Government Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Consumer Protection and Privacy Protection – Privacy Protection.” and “Government Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Security and Censorship.” Complying with such requirements could cause Sogou to incur substantial expenses or to alter or change its practice in a manner that could harm its business. Any systems failure or compromise of Sogou’s security, including through employee error, that results in the release of its user data could seriously harm its reputation and brand, impair its ability to retain and attract users and advertisers, expose it to liability to users whose data is released, and subject it to sanctions and penalties from governmental authorities. Sogou also could be liable for any security breaches of its advertisers’ confidential information. Any security breaches exposing such information could damage Sogou’s reputation and deter current and potential users and advertisers from using its services.

Sogou’s network operations may be vulnerable to hacking and viruses, which may reduce the use of its products and services and expose it to liability.

Sogou’s user traffic may decline if any well-publicized compromise of security occurs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware, or other computer equipment. Techniques used by hackers to obtain unauthorized access or sabotage systems change frequently and often are not recognized until launched against a target, which means that Sogou may be unable to anticipate new hacking methods or implement adequate security measures. Hackers, if successful, could misappropriate proprietary information or cause disruptions in Sogou’s service. Sogou may be required to expend capital and other resources to protect its Internet platforms against hackers, and measures Sogou may take may not be effective. In addition, the inadvertent transmission of computer viruses could expose Sogou to a risk of loss or litigation and possible liability, as well as damage its reputation and decrease its user traffic.

Sogou’s business may be adversely affected by third-party software applications or practices that interfere with its receipt of information from, or provision of information to, its users, which may impair its users’ experience.

Sogou’s business may be adversely affected by third-party software applications, which may be unintentional or malicious, that make changes to its users’ PCs or mobile devices and interfere with its products and services. These software applications may change Sogou’s users’ experience by hijacking queries, altering or replacing its search results, or otherwise interfering with its ability to connect with its users. Such interference can occur without disclosure to or consent from users, and users may associate any resulting negative experience with Sogou’s products and services. Such software applications are often designed to be difficult to remove, block, or disable. Further, software loaded on or added to mobile devices on which Sogou’s search or other applications, such as Sogou Input Method, are pre-installed may be incompatible with or interfere with or prevent the operation of such applications, which might deter the owners of such devices from using Sogou’s services.

In addition, third-party website owners, content providers, and developers may implement applications and systems that interfere with Sogou’s ability to crawl and index their webpages and content, which is critical to the operation of its search services. If Sogou is unable to successfully prevent or limit any such applications or systems that interfere with its products and services, or if a significant number of third-party website owners, content providers, and developers prevent Sogou from indexing and including their webpages and content in its search results, Sogou’s ability to deliver high-quality search results and a satisfactory user experience will be impeded.

Adoption of Internet advertisement blocking technologies may have an adverse impact on Sogou’s business and results of operations.

The development of software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. Since Sogou’s advertising revenues are generally based on user click-throughs, the expansion of advertisement-blocking on the Internet may decrease its advertising revenues, because when advertisements are blocked they are not downloaded from the server, which means such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on or through Sogou’s sites because of the use by third parties of Internet advertisement blocking measures. In addition, increasing numbers of browsers include technical barriers designed to prevent Internet information service providers such as Sogou to track the browsing history of their Internet users, which is also likely to adversely affect the growth of online advertising and hence Sogou’s business and growth prospects.

If Sogou fails to detect click-through fraud, it could lose the confidence of its advertisers and its revenues could decline.

Sogou’s business is exposed to the risk of click-through fraud on its paid search results. Click-through fraud occurs when a person clicks paid search results for a reason other than to view the underlying content of search results. If Sogou fails to detect significant fraudulent clicks or otherwise is unable to prevent significant fraudulent activity, the affected search advertisers may experience a reduced return on their investment in its pay-for-click services and lose confidence in the integrity of its pay-for-click service systems, and Sogou may have to issue refunds to its advertisers and may lose their future business. If this happens, Sogou may be unable to retain existing advertisers and attract new advertisers for its pay-for-click services, and its search revenues could decline. In addition, affected advertisers may also file legal actions against it claiming that Sogou has over-charged or failed to refund them. Any such claims or similar claims, regardless of their merit, could be time-consuming and costly for Sogou to defend against and could also adversely affect its brand and its search advertisers’ confidence in the integrity of its pay-for-click services and systems.

Web spam and content farms, as well as Sogou’s attempts to block them, could decrease the quality of its search results, and could deter its current and potential users from using its products and services.

The proliferation of search engine spam websites, commonly referred to as Web spam, which attempt to manipulate search indexing to cause them to appear higher in search results ranking hierarchies than they would without such manipulation, can have the effect of weakening the integrity of Sogou’s search results and causing users to lose confidence in its search products and services. “Content farm” websites, which commission very large amounts of content, often of low quality, for the purpose, similar to that of Web spam, of causing such content farms’ links to obtain relatively high ranking in Internet providers’ search results, can have similar adverse effects.

While Sogou uses, and continually improves, technology designed to detect and block Web spam, the algorithms Sogou applies may nevertheless result in excessive filtering that blocks desirable websites from its search results. Therefore, both the existence of Web spam and content farms, and Sogou’s attempts to block them, could deter its current and potential users from using its products and services. In addition, as some of Sogou’s third-party Internet-property collaborators could include Web spam or content farm websites, its advertising revenues could be reduced by its efforts to filter such websites. If Sogou’s efforts to combat these and other types of index spamming are unsuccessful, its reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage Sogou’s business.

The successful operation of Sogou’s business depends upon the performance and reliability of the Internet infrastructure in China.

Sogou’s growth will depend in part on the PRC government and state-owned telecommunications services providers maintaining and expanding Internet and telecommunications infrastructure, standards, protocols, and complementary products and services to facilitate Sogou’s reaching a broader base of Internet users in China.

Almost all access to the Internet in China is maintained through China Mobile, China Unicom and China Telecom under the administrative control and regulatory supervision of the MIIT. Sogou relies on this infrastructure and China Mobile, China Unicom, and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced aggressive plans to develop the national information infrastructure, this infrastructure may not be developed and the Internet infrastructure in China may not be able to support the continued growth of Internet usage. In addition, Sogou will be unlikely to have access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure.

Interruption or failure of Sogou’s information technology and communications systems may result in reduced user traffic and harm to its reputation and business.

Interruption or failure of any of Sogou’s information technology and communications systems or those of the operators of third-party Internet properties with which it collaborates could impede or prevent its ability to provide its search and search-related services. In addition, Sogou’s operations are vulnerable to natural disasters and other events. Sogou’s disaster recovery plan for its servers cannot fully ensure safety in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, hacking, and similar events. If any of the foregoing occurs, Sogou may experience a partial or complete system shutdown. Furthermore, Sogou’s servers, which are hosted at third-party Internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of Sogou’s systems are not fully redundant, and its disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions.

Any system failure or inadequacy that causes interruptions in the availability of Sogou’s services, or increases the response time of its services, could have an adverse impact on its users’ experience and reduce its users’ satisfaction, its attractiveness to users and advertisers, and future user traffic and advertising on its platform.

Furthermore, Sogou does not carry any business interruption insurance. To improve the performance and to prevent disruption of its services, Sogou may have to make substantial investments to deploy additional servers or one or more copies of its Internet platforms to mirror its online resources.

Sogou faces risks related to natural disasters, health epidemics, or terrorist attacks.

Sogou’s business could be adversely affected by natural disasters, such as earthquakes, floods, landslides, and tsunamis, outbreaks of health epidemics such as an outbreak of avian influenza; severe acute respiratory syndrome, or SARS; Zika virus; or Ebola virus, as well as terrorist attacks, other acts of violence or war, or social instability. If any of these occurs, Sogou may be required to temporarily or permanently close and its business operations may be suspended or terminated.

Sogou Risks Related to China’s Regulatory and Economic Environment

PRC regulations relating to sponsored search have had, and may continue to have, an adverse effect on Sogou’s results of operations.

On April 13, 2016, the SAMR and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management, or the Campaign Notice, pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals such as Sogou’s. The CAOC, issued the Interim Measures for the Administration of Online Search, or the CAOC Interim Measures, which became effective on August 1, 2016 and require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, and require that providers of search services conspicuously identify pay-for-click search results as such. The SAMR issued the Interim Measures for the Administration of Online Advertising, or the SAMR Interim Measures, which became effective on September 1, 2016 and treat pay-for-click search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, Sogou has established more stringent standards for selecting advertisers for its pay-for-click services and has turned down certain existing advertisers, and has lowered the percentage that pay-for-click search results represent of results on its search pages, which had an adverse impact on Sogou’s search and search-related revenues and overall results of operations for 2016 and, along with the tax on advertising, are likely to continue to have such an impact. We cannot assure you that PRC governmental authorities will not issue new laws or regulations specifically regulating sponsored search services, which could further impact Sogou’s revenues.

Risks Related to Changyou.com Limited

Risks Relating to Changyou’s Business and Industry

Overall Risks

The markets for Changyou’s products and services are evolving rapidly and significantly, which makes evaluating its business and prospects difficult.

Changyou’s three primary businesses are the online game business; the platform channel business, which consists primarily of online advertising; and the cinema advertising business. Changyou’s businesses and the industries in which it operates are evolving rapidly. Changyou was incorporated on August 6, 2007 in the Cayman Islands and began its online game business as an indirect wholly-owned subsidiary of Sohu.com Inc. In 2007 Sohu transferred all of its PC game business to Changyou. In 2011 Changyou acquired 7Road and began generating Web game revenues. In 2012, Changyou began to develop and operate mobile games, but did not begin to generate any significant revenues from mobile games until late in 2014 when Changyou launched TLBB 3D; and in May 2017, Changyou launched another in-house developed mobile game, Legacy TLBB Mobile, which is operated by Tencent, under license from Changyou. In August 2015, as revenues from Changyou’s Web games Wartune and DDTank had begun to decline, Changyou sold 7Road’s operating entity, and as a result Changyou has no remaining significant Web games in operation or development. In 2011, Changyou began to expand into the platform channel business with its acquisition from Sohu of the 17173.com Website, which operates Changyou’s online advertising business. In December 2013, Changyou acquired RaidCall, which operates free social communication software; and in July 2014 Changyou acquired a majority interest in MoboTap Inc., or MoboTap, a Cayman Islands company that operates the Dolphin Browser. However, Changyou’s acquisitions of RaidCall and MoboTap were not successful, as expected synergies did not materialize. In 2011, Changyou acquired the entities that operate its cinema advertising business. Changyou’s cinema advertising business experienced strong growth in 2016 and 2017 and has remained a significant part of Changyou’s overall business, but Changyou experienced a significant decline in revenues from its cinema advertising business in early 2018, and in the future it may not be able to again generate the same rate of revenue growth in its cinema advertising business as it experienced in 2016 and 2017, and may also suffer further declines in revenues.

Changyou’s past successes in its online games business with PC games may not provide a meaningful basis for you to evaluate its current business and prospects, as a substantial number of game players have migrated from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline. In response to such rapid migration, Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games as a critical component of its business strategy. However, Changyou’s mobile games strategy has not been proven, and presents very different challenges from those presented in the past by its operation of PC games and Web games. Despite the early success of Changyou’s mobile game TLBB 3D after Changyou introduced it in late 2014 and of Changyou’s mobile game Legacy TLBB Mobile after Changyou launched it in May 2017, the popularity of, and the revenues generated from, TLBB 3D and Legacy TLBB Mobile continued to decline through 2018. We cannot be certain that Changyou will be successful in its efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow Changyou’s mobile game business.

You should also consider additional risks and uncertainties that may be experienced by companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to Changyou’s ability to:

•	raise Changyou’s brand recognition and game players’ loyalty;

•

develop, license or operate new games that are appealing to game players; adapt to new trends and game player tastes; meet Changyou’s expected timetables for their launch; and, if they are successful, have acceptably long lifespans and result in an acceptable level of profit for Changyou;

•

successfully adapt to evolving business models, industry trends and market environments by developing and investing in new business strategies, products, services and technologies, including, in particular, virtual reality, or VR, technology, for Changyou’s new games;

•

arrange for its mobile games to be distributed through popular mobile application stores with commercial terms, including revenue-sharing arrangements, that are favorable enough to Changyou and allow it to achieve an acceptable level of profit from the games;

•	integrate new technologies, businesses and personnel of acquired entities, and generate sufficient revenues to offset the costs and expenses of such acquisitions;

•

maintain or expand Changyou’s marketing efforts to attract more game players to its games and to the game information portal of the 17173.com Website in a rapidly changing and increasingly competitive business environment, and generate sufficient revenues to offset the costs and expenses of such marketing efforts; and reverse the recent decline in Changyou’s revenues from the 17173.com Website, particularly in view of the rapid emergence of mobile games and the decline in the relative popularity of PC games and Web games as users switched to mobile devices; and

•

successfully expand Changyou’s marketing efforts to attract advertisers to place advertisements in pre-film advertising slots that it purchases from operators of movie theaters, which are critical to Changyou’s ability to recoup its significant upfront payments and committed payments under Changyou’s contracts with the operators of movie theaters.

If Changyou does not adapt its business to address these risks and uncertainties, its ability to continue its past success or to expand its business in the future is likely to be impeded.

Changyou’s business may not succeed in a highly competitive market.

Competition in the online game market in China is becoming increasingly intense. Changyou competes primarily with other online game developers in China, including Tencent and NetEase, Inc. Many of Changyou’s competitors have, or may over time be able to gain, competitive advantages over Changyou in terms of:

•	greater financial and technical resources;

•

more aggressive and effective strategies for hiring talent for game development, which may make it difficult for Changyou to retain its existing employees and attract new employees, which are necessary for Changyou to be able to grow its business;

•

substantially greater financial resources and more effective methods for acquiring exclusive license rights to the titles, characters, themes and story lines of popular works in order to adapt online games from such works (which has become increasingly important for new online games to be successful);

•	more aggressive and effective marketing strategies for promoting their online games and penetrating the mobile game market; and

•	more capability for developing and releasing new software for mobile devices to attract a growing number of game players that access Internet products and services through mobile devices.

The 17173.com Website derives revenue primarily from providing online advertising services to advertisers that develop, operate and distribute PC games. As the market demand for PC games continues to decline, the 17173.com Website faces intense competition, particularly from mobile application stores and other Internet platforms through which game players access mobile games, for advertising business targeting online players of mobile games. Changyou competes with other game information portals, such as duowan.com, operated by YY Inc., and game.qq.com, operated by Tencent, and other Internet portals which have, or may over time be able to build, competitive advantages over Changyou in terms of:

•	greater brand recognition among game players and advertising clients;

•	larger user and customer bases;

•	more extensive and well developed marketing and sales networks;

•

more attractive mobile versions of their game information portals and more extensive mobile game-related products and services, such as mobile game discussion forums, in response to the rapid migration of users of Internet services from PCs to mobile devices such as tablets and mobile phones, and the unique preferences and demands of mobile users and mobile game players; and

•	substantially greater financial and technical resources.

Changyou’s cinema advertising business generates revenues through contracts that Changyou enters into with advertisers to place their advertisements in pre-film advertising slots that Changyou purchases from operators of movie theaters. Changyou competes with Focus Media Group, Wanda Group and other companies selling pre-film advertisement slots to advertisers. These competitors in general, and Wanda Group in particular, have, and may be able to build further, competitive advantages over Changyou arising from their having significantly greater financial resources, greater brand recognition among operators of movie theaters and advertisers and more capable and effective sales and marketing forces and strategies than Changyou does. Wanda Group has a particular competitive advantage over Changyou as Wanda Group itself is one of the largest operators of movie theaters in China. Therefore, it is beneficial for Wanda Group to expand its own cinema advertising business together with the expansion of its self-operated movie theaters. In addition, Wanda Group competes with Changyou for advertising slots in other movie theaters that Wanda does not own or operate, which may force Changyou to increase its bidding prices for such advertising slots, which may impair Changyou’s ability to compete effectively in those markets.

In order to compete effectively in the PRC, as well as in the worldwide market, Changyou must continue to invest in research and development, to enhance its technology and its existing games, advertising and other services, and to introduce new game products and services in order for it to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If Changyou’s products and services are not responsive to the needs of its game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if its competitors are more successful than Changyou is in developing compelling products or in attracting and retaining game players and advertisers, Changyou may not be able to compete effectively.

Changyou’s business could suffer if Changyou does not successfully manage any future growth.

Changyou experienced a period of rapid growth and expansion through 2013 that placed strain on its management personnel, systems and resources. In addition, to accommodate any future growth, Changyou anticipates that it will need to implement a variety of new and upgraded operational and financial systems, including procedures and controls, and improvement of its accounting and other internal management systems and security systems related to the foregoing, all of which require substantial management efforts and financial resources. Changyou will also need to continue to train, manage and motivate its workforce, and manage its relationships with its third-party operators, distributors and service providers and its game player base. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. Changyou may not be able to efficiently or effectively implement its growth strategies and manage the growth of its operations, and any failure to do so may limit its future growth and hamper its business strategy.

Changyou may not be able to avoid slowing growth or declines in its revenues, or future losses.

Changyou’s revenues grew significantly in a relatively short period of time prior to 2014, but its revenue growth stalled in 2014 and 2015, and its revenues decreased in 2016. Primarily due to the commercial success of TLBB, Changyou’s revenues grew from $623.4 million for the year ended December 31, 2012 to $737.9 million for the year ended December 31, 2013. However, Changyou’s revenues increased only slightly to $755.3 million and to $761.6 million, respectively, for the years ended December 31, 2014 and 2015; and Changyou’s revenues decreased to $525.4 million for the year ended December 31, 2016. Although Changyou’s revenues increased from 2016 to $580.3 million for the year ended December 31, 2017, largely due to the early success of its mobile game Legacy TLBB Mobile, they remained below Changyou’s revenues for 2013, 2014, and 2015, and its revenues decreased to $485.8 million for the year ended December 31, 2018. Even if Changyou’s revenues increase in future years, Changyou is not likely to experience rates of revenue growth in the future similar to those that it experienced prior to 2014. Changyou suffered a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014. Changyou’s net income attributable to Changyou.com Limited was $212.8 million for the year ended December 31, 2015, but decreased to $144.9 million for the year ended December 31, 2016, to $108.8 million for the year ended December 31, 2017 and to $84.3 million for the year ended December 31, 2018. Changyou may experience declines in its revenues or suffer net losses in the future due to a number of factors, including, among other things, expected continued declines in TLBB’s, Legacy TLBB Mobile’s and TLBB 3D’s revenues; the uncertain level of popularity of Changyou’s future games, uncertainty as to Changyou’s ability to develop and launch high-quality mobile games that are commercially successful; the relatively higher game development and distribution costs generally associated with mobile games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses; and uncertainty as to Changyou’s ability to integrate such newly acquired games, technologies, assets and businesses. Accordingly, you should not rely on the results of any prior period as an indication of Changyou’s future financial and operating performance.

Changyou’s previous and any future acquisitions and/or strategic alliances may have an adverse effect on its ability to manage its business and may also result in impairment charges.

Changyou has made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to its business and/or enter into strategic alliances in order to leverage its position in the China market and expand its business domestically and internationally. Such acquisitions or strategic alliances may expose Changyou to potential risks, including risks associated with the integration of new technologies, businesses and personnel including its continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from its existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on Changyou’s ability to manage its business. In addition, acquired businesses may not perform to Changyou’s expectations for various reasons, including the loss of key personnel or key clients, and Changyou’s strategic focus may change. As a result, Changyou may not realize the benefits it anticipated. If Changyou fails to integrate acquired technologies, businesses and assets or realize the expected benefits, Changyou may not receive a return on its investment and its transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect its business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect Changyou’s results of operations. For example, in November 2013, Changyou acquired Beijing Doyo Internet Technology Co., Ltd., or Doyo, with the expectation of generating benefits from synergies with Changyou’s online advertising business; in December 2013 Changyou acquired RaidCall with the expectation of generating benefits from synergies with Changyou’s online game business; and in July 2014 Changyou acquired MoboTap, which operates the Dolphin Browser, with the expectation of generating benefits from synergies with Changyou’s platform channel business. In 2014 Changyou recognized a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for acquired intangible assets related to RaidCall; in 2015 Changyou sold Doyo and recognized a $1.9 million impairment loss for goodwill; in 2015 Changyou recognized a $29.6 million impairment loss for goodwill and an $8.9 million impairment loss for acquired intangible assets relating to the MoboTap business; and in 2017 Changyou recognized a further $83.5 million impairment loss for goodwill and a $3.4 million impairment loss for intangible assets relating to the MoboTap business, as a result of its management’s conclusion that the expected synergies would not materialize; and in 2018 Changyou recognized a $16.4 million impairment loss for goodwill relating to the 17173.com Website and sold MoboTap.

Changyou is dependent upon its management and upon its key development and technical personnel; and Changyou’s business may be disrupted if it loses the services of any of them.

Changyou’s future success depends substantially on the services of the members of its management and its key development and technical personnel, such as Changyou’s Chief Executive Officer Dewen Chen and its key game development personnel. If one or more of the members of Changyou’s management or key development or technical personnel were unable or unwilling to continue in their present positions, Changyou might not be able to replace them easily, or at all. If any of the members of Changyou’s management or its key employees joins a competitor or forms a competing company, not only would Changyou lose know-how, key professionals, staff members and suppliers, but such members of Changyou’s management and key employees could develop and operate games and other services that could compete with and take game players and users away from its existing and future business. Although each of these members of Changyou’s management and key personnel has entered into an employment agreement with non-competition provisions, these non-competition provisions may not be enforceable in China.

Changyou’s prospects for growth may be adversely affected if Changyou cannot successfully manage and make timely adjustments to its hiring needs to support its business strategies.

The Internet industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and Changyou’s success in the implementation of its growth strategies depends on Changyou’s ability to successfully manage, and make timely adjustments to, its hiring needs. The number of Changyou’s employees decreased by 13.0% in 2016, by 13.0% in 2017, and by 13.7% in 2018, as Changyou emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business. These layoffs could have an adverse effect on Changyou’s remaining employees’ morale and their loyalty to Changyou, and cause Changyou to lose employees whose talent and experience are important for its business, and could also have a negative impact on its reputation as an employer and its ability to attract qualified employees in the future. Laid-off employees could also make claims against Changyou for additional compensation, causing Changyou to incur additional expense.

Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business.

Changyou has applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of its key trademarks in the PRC, including ChangYou.com, cyou.com, TLBB, TLBB logos, New Blade Online, 17173, TLBB 3D and the corresponding Chinese versions of the marks, so as to establish and protect its exclusive rights to these trademarks. Changyou has succeeded in registering the trademarks ChangYou.com, cyou.com, TLBB, TL logos and 17173 in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the SAMR, and relevant authorities overseas. Moreover, if Changyou is unable to renew the licenses from the estate of Louis Cha for Changyou’s mobile games TLBB 3D and Legacy TLBB Mobile and for Changyou’s PC game TLBB, Changyou could lose the right to use the trademarks related to those games to the extent that they relate to Louis Cha’s novel Tian Long Ba Bu. Changyou has applied for patents relating to the design of its games and to technology intended to enhance the functionalities of its games. Changyou has various patent applications under examination by the State Intellectual Property Office of the PRC. Approvals of Changyou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of Changyou’s patent applications are subject to determinations by the Trademark Office of the SAMR, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. Changyou cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect Changyou’s rights to the affected marks, designs and technologies. In addition, even if these applications are approved, Changyou cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of its rights.

Changyou may need to incur significant expenses to enforce its proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed.

Changyou regards its intellectual property and proprietary rights as critical to its success. In particular, Changyou has spent a significant amount of time and resources in developing its current games and possible future games. Changyou’s ability to protect its proprietary rights in connection with its games is critical for their success and Changyou’s overall financial performance. While Changyou has registered software in China for copyright protection and has taken various measures to protect its source codes, such measures may not be sufficient to protect its proprietary information and intellectual property. Intellectual property rights and confidentiality protection in China may not be as effective as they are in the United States and other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. In addition, while Changyou has registered some trademarks relating to its games in the PRC and other jurisdictions, and has applied for additional registrations of trademarks, in some instances Changyou may not succeed in obtaining registration of trademarks that it has applied for in different languages, such as English. We cannot assure that these pending or future trademark applications will be approved. Any failure to register trademarks in any country or region may limit Changyou’s ability to protect its rights in such country or region under relevant trademark laws, and Changyou may need to change the name of the relevant trademark in certain cases, which may adversely affect Changyou’s branding and marketing efforts.

Despite Changyou’s efforts to protect its intellectual property, online game developers may copy Changyou’s ideas and designs, and other third parties may infringe Changyou’s intellectual property rights. For example, certain third parties have misappropriated the source codes of previous versions of TLBB and have set up unauthorized servers in China and elsewhere to operate TLBB to compete with Changyou. The existence of unauthorized servers may attract game players away from Changyou’s games and may result in decreases in Changyou’s revenues. Any measures Changyou takes in response may not be successful in eliminating these unauthorized servers. Litigation relating to intellectual property rights may result in substantial costs to Changyou and diversion of resources and management attention away from its business, and may not be successful. In addition, Changyou’s ideas and certain of its designs, if not fixed in a tangible form of expression or registered with the appropriate PRC authorities, may not be protected by patents or other intellectual property rights. As a result, Changyou may be limited in its ability to assert intellectual property rights against online game developers who independently develop ideas and designs that compete with Changyou.

Changyou may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to it, could subject it to significant liabilities and other costs.

Changyou’s success depends largely on its ability to use and develop its technology and know-how without infringing the intellectual property rights of third parties. We cannot assure you that third parties will not assert intellectual property claims against Changyou. Changyou is subject to additional risks if entities licensing to it intellectual property, including, for example, game source codes, do not have adequate rights in any such licensed materials. The validity and scope of claims relating to the intellectual property of game development and technology involve complex scientific, legal and factual questions and analyses and, therefore, tend to be uncertain. If third parties assert copyright or patent infringement or violation of other intellectual property rights against it, Changyou will have to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of Changyou’s technical and management personnel. An adverse determination or settlement in any such litigation or proceedings to which Changyou may become a party could subject it to significant liability to third parties, or require it to seek licenses from third parties, pay ongoing royalties, or redesign its games or subject it to injunctions prohibiting the development and operation of its games.

Risk Related to Online Games

There are uncertainties regarding the future growth of the online game industry in China.

The online game industry, from which Changyou derives most of its revenues, is a rapidly evolving industry. The growth of the online game industry and the level of demand and market acceptance of Changyou’s games are subject to a high degree of uncertainty. Changyou’s future operating results will depend on numerous factors affecting the online game industry, many of which are beyond Changyou’s control, including:

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	the availability and popularity of other forms of entertainment, particularly games on console systems, which are already popular in developed countries and may gain popularity in China;

•	growth in users of the Internet and broadband and penetration in China and other markets in which Changyou offers its games, and the rate of any such growth;

•

whether recent declines in the use of personal computers and growth in users of mobile devices such as smart phones and tablets in general, and for purposes of accessing online games in particular, continue or accelerate in China and other markets in which Changyou offers its games;

•	changes in consumer demographics and public tastes and preferences; and

•

general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and from 2014 through 2018.

There is no assurance that online games in general will continue to be popular in China or elsewhere. If the current decline in the popularity of PC games continues or accelerates as users increasingly switch to mobile devices, Changyou’s revenues from its PC games may decrease significantly; and if the PC games that Changyou has launched, or expects to launch in the future, are not successful, Changyou may not be able to recoup the investments in its development and marketing of those games.

Changyou currently depends on TLBB for a significant portion of its revenues, and continued decrease in the popularity of TLBB or interruption in its operation will adversely affect Changyou’s results of operations.

Changyou currently relies on TLBB for a significant portion of its revenues. Changyou launched TLBB in May 2007 and, despite Changyou’s efforts to improve TLBB, its game players have nevertheless lost interest in it over time as the relative popularity of PC games (which are accessed through personal computers) continues to decline and TLBB’s popularity, revenues and profitability have continued to decline. See “Changyou may not be successful in operating and improving its games to satisfy the changing demands of game players.”

To prolong TLBB’s lifespan and slow down the pace of its decline, Changyou needs to continually improve and update it on a timely basis with new features, including enhanced social interaction features, that appeal to existing game players, attract new game players (including those who played earlier versions of TLBB), and improve player stickiness to the game. If Changyou fails to improve and update TLBB on a timely basis, or if its competitors introduce more popular games, including mobile games, catering to its game player base, the decline in TLBB’s popularity can be expected to accelerate, which would cause Changyou’s revenues to decrease at a faster pace. Furthermore, if there are any interruptions in TLBB’s operation due to unexpected server interruptions, network failures or other factors, game players may be prevented or deterred from making purchases of virtual items, which could also cause significant decreases in Changyou’s revenues.

The market demand for PC games in general, and for the PC games that Changyou operates in particular, can be expected to continue to decline and the number of game players of PC games can be expected to continue to decrease, which will have an adverse effect on Changyou’s online game business and prospects.

A significant portion of Changyou’s online game revenues are generated from its PC games, and from TLBB in particular. However, the popularity of PC games continues to decline and an increasing number of online game developers are delaying or suspending their plans to develop and launch new PC games, as a substantial number of game players have switched to mobile devices to access online games. It has become increasingly difficult for PC game developers and operators to retain existing players of their games and the number of game players who are willing to spend time and money to play new PC games continues to decrease. If this downward trend accelerates, it may make it increasingly difficult for Changyou’s existing PC games in general, and TLBB in particular, to slow the decline in their popularity and for Changyou’s new PC games to ever become commercially successful; the game player base of Changyou’s PC games in general, and of TLBB in particular, may shrink at a more rapid pace, which would accelerate and increase Changyou’s costs to acquire and retain players of its PC games and would have a negative impact on its online game revenues. In addition, Changyou’s PC games generally produce relatively higher profit margins for it than do its mobile games, because Changyou must distribute its mobile games through third-party mobile game distributors or mobile application stores and enter into revenue-sharing arrangements with such distributors or mobile application stores. Accordingly, any decrease in Changyou’s revenues from its PC games may have a relatively larger negative impact on its overall profits.

As mobile devices such as tablets, mobile phones and other devices other than personal computers are increasingly used to access online games, Changyou must continue to acquire or develop increasing numbers of mobile games that work on such devices.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets. We believe that, for its business to be successful, Changyou will need to continue to develop versions of its existing games and any future games that work well with such devices. The games that Changyou develops for such devices may not function as smoothly as its existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result Changyou’s games may not work well, or at all, on such devices. As new devices are released or updated, Changyou may encounter problems in developing versions of its games for use on such devices and Changyou may need to devote significant resources to the development, support, and maintenance of games for such devices. Since 2014 Changyou has been investing, and it expects to continue to invest, significant amounts in the development, promotion and operation of games for mobile devices. If Changyou is unable to successfully expand the types of devices on which its existing and future games are available, or if mobile versions of games that Changyou develops for such devices do not function well or are not attractive to users and game players; if, the popularity and revenues of Changyou’s mobile game Legacy TLBB Mobile continue to decline; or if other mobile games that Changyou has launched, or expects to launch in the future, are not successful, Changyou may not be able to maintain or increase its revenues and recoup its investments in the mobile market.

Changyou’s mobile game Legacy TLBB Mobile is currently generating a significant portion of its revenues. Changyou increasingly relies on dominant third-party game distributors and operators that obtain licenses from it to market, distribute, and operate its mobile games, including Legacy TLBB Mobile, which is operated by Tencent under a license from Changyou. If Changyou is not able to establish and maintain collaborative relationships with Tencent and other dominant third-party game distributors and operators for its existing and future mobile games, it is likely that Changyou will not be able to maintain or expand its mobile game business.

Changyou’s mobile game Legacy TLBB Mobile has been generating a significant portion of Changyou’s revenues since Legacy TLBB Mobile’s launch in May 2017. Changyou increasingly relies on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate its mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in China, is the exclusive operator and distributor of Legacy TLBB Mobile under license from Changyou, and shares with Changyou the revenues generated by the game. For the year ended December 31, 2018, revenues from Legacy TLBB Mobile were $102.6 million, accounting for approximately 26% of Changyou’s online game revenues and approximately 21% of its total revenues. If Tencent terminates the current licensing arrangements with Changyou for Legacy TLBB Mobile or curtails Tencent’s marketing efforts to promote Legacy TLBB Mobile, or if Changyou is not able to establish and maintain collaborative relationships with other dominant game distributors and operators in China for its existing and future mobile games on commercial terms that are acceptable to Changyou, it will be difficult for Changyou to maintain or expand its mobile game business. In addition, Changyou relies on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in Changyou’s mobile games, and to pay to Changyou the pre-agreed revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays Changyou, which has placed, and may continue to place, constraints on Changyou’s cash flow.

Changyou’s business will suffer if it is unable to develop successful high-quality games for mobile devices, expand its game portfolio with a variety of genres that are appealing to game players, monetize mobile games that Changyou develops, or acquire and maintain for a reasonable period the popularity and revenue levels of any of Changyou’s mobile games that are successful.

Developing high-quality games for mobile devices is an important component of Changyou’s online game strategy. China’s mobile games market recently has been dominated by a small number of high quality games, which collectively generate a substantial majority of the total revenues and profits of all mobile games in the market. Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games, focusing on those that Changyou believes have the potential to become high-quality games. Despite the early success of Changyou’s mobile game Legacy TLBB Mobile, we cannot guarantee that Changyou will be able to develop additional high-quality games that appeal to players or, even if Changyou is able to develop high-quality games that are successful, that such games will have lifespans that are long enough to generate an acceptable level of revenues, as mobile games tend to have relatively shorter lifespans than PC games. In addition, Changyou may encounter difficulty in integrating features into games developed for mobile devices that a sufficient number of players will pay for, or in otherwise sufficiently monetizing mobile games. As the mobile-device market in China is saturated or near saturation, mobile-game developers and operators have increasingly devoted substantial resources to the expansion of their mobile-game portfolios with a variety of genres, such as massively multiplayer online role-playing games (“MMORPGs”), multiplayer online battle arena (“MOBA”) games, or first person shooter (“FPS”) games, that are appealing in the mobile game market, in order to acquire and retain game players and maintain or increase revenues from the games. However, Changyou has not been successful in the development of mobile games other than those in the MMORPG genre. If Changyou is unable to develop successful high-quality games and expand its game portfolio with games in a variety of genres that are in line with market trends, or implement successful monetization strategies for its mobile games in general, its ability to maintain or grow revenues will be adversely affected.

Changyou’s ability to successfully develop and monetize games for mobile devices will depend on its ability to:

•	expand the portfolio of mobile games, and particularly high quality games, in a variety of genres that Changyou develops in-house and licenses from third-party developers;

•	effectively develop new mobile games for multiple mobile operating systems and mobile devices;

•	anticipate and effectively respond to the growing number of players switching to mobile games, the changing mobile landscape and the interests of players;

•	attract, retain and motivate talented game designers, product managers and engineers with experience in developing games for mobile devices;

•	minimize launch delays and cost overruns on the development of new games;

•	effectively monetize mobile games without degrading the social game experience for its players;

•

develop games that provide for a compelling and optimal user experience through existing and developing third-party technologies, including third-party software and middleware utilized by its players; and

•	acquire and successfully integrate high- quality mobile game assets, personnel, and companies.

Further, even if Changyou develops or acquires license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from Changyou’s mobile game Legacy TLBB Mobile, which was launched in May 2017, declined sequentially through 2018, which is typical for a mobile game. In addition, although a relatively large number of the mobile games available at any given time may be low-quality games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for Changyou to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in its pipeline.

If Changyou is unable to develop or acquire new mobile games in general, and high quality games in particular, that are successful, or to maintain for a reasonable period the popularity and revenue levels of any mobile games that Changyou develops or acquires that are successful, Changyou may not be able to recoup its development and acquisition costs and its ability to expand its business in the future is likely to be impeded.

We believe that the chance of success for online games is improved if they are adapted from the titles, characters, themes, and story lines of popular works of Chinese and foreign authors. However, there are many risks and uncertainties related to obtaining the rights to adapt such works for online games, and Changyou’s games adapted from such works may not be successful.

We believe that, in order for many of the new online games that Changyou develops to be successful in China, it is important for it to obtain license rights, and preferably exclusive license rights, to adapt the titles, characters, themes and story lines of popular works for use in the games. For example, Changyou developed and it operates its PC game TLBB and its mobile games Legacy TLBB Mobile and TLBB 3D with various features that are included in reliance on rights under its existing license agreements with the Chinese martial arts author Louis Cha with respect to his popular novel Tian Long Ba Bu. We believe that these features have had a critical role in attracting and retaining many of the players of TLBB, Legacy TLBB Mobile, and TLBB 3D. However, Mr. Cha passed away in 2018, and Changyou will need to negotiate with his estate for the right to extend the licenses when they expire. If Changyou is unable to agree on extensions of the licenses, Changyou will be unable to develop new expansion packs for the applicable games if they incorporate Tian Long Ba Bu features, and Changyou may lose the rights to trademarks that Changyou has claimed as to various features and character names based on or inspired by Tian Long Ba Bu. In addition, it can be difficult to identify a sufficient number of such works that are suitable for adaptation for use in online games, and Changyou faces significant competition for the rights to such works from other online game companies that also adapt their online games from popular works. Obtaining license rights, and particularly exclusive license rights, to adapt suitable works for use in online games can involve significant expense, as the license fees, and the percentage of revenues from the games adapted from such works, payable to authors have continued to rise as competition for such license rights has intensified. In addition, Changyou has previously obtained, and intends to continue to seek to obtain, license rights for works from certain authors in foreign countries, and its ability to obtain such rights has previously been, and may be in the future be, adversely affected by greater scrutiny of such works, and a stricter approval process for permission to obtain such rights, by relevant Chinese authorities compared to the scrutiny of and approval process applicable to domestic works.

Even if Changyou obtains license rights for works, we cannot assure you that games that Changyou adapts from such works will be popular and commercial successes and that Changyou will be able to recoup the amounts it pays for the license rights. Obtaining such rights and adapting such works for mobile games present additional risks, because of the relatively short lifespans of mobile games. Moreover, after the expiration of the terms of Changyou’s existing license agreements with the estate of Mr. Cha and other holders of copyrights, Changyou may not be able to renew the agreements with commercial terms that are favorable to it, if at all. Changyou’s inability to renew such agreements could force it to discontinue the related online games or, in the case of games based on Tian Long Ba Bu, to cease issuing any further expansion packs based on Tian Long Ba Bu, and have a significant adverse impact on its online game operations and revenues.

Changyou may not be able to distribute its mobile games through its desired Internet platforms, its profits from any successful mobile games can be expected to be relatively lower than the profits Changyou has enjoyed historically from PC games and its mobile game revenues are subject to additional risks as Changyou relies on mobile application stores to collect payments from players of its mobile games.

Changyou may not be able to arrange for its mobile games to be distributed through its desired popular third-party mobile application stores with commercial terms, including revenue-sharing arrangements that are favorable enough to it to allow it to achieve an acceptable level of profit from the games. Changyou’s profits from mobile games, even if the games are successful, are likely to be relatively lower than the profits it generates from PC games, because, in order to gain access for its games on mobile application stores, Changyou must enter into revenue-sharing arrangements that generally result in lower profit margins than those generated from its PC games. Due to market competition and pressures, only a handful of third-party mobile application stores and other game distribution channel providers have survived and, of the remaining providers, an even smaller number of key providers, including Tencent and Mobile Hardcore Alliance, collectively control a substantial share of the market. As a result, Changyou has reduced leverage and weaker bargaining power in business negotiations with game distribution channel providers, which may lead to Changyou being forced to agree to receiving relatively low revenue-sharing percentages for many of its mobile games.

Changyou relies on mobile application stores to collect payments from game players for their purchases of its virtual items and to pay to Changyou pre-agreed revenue-sharing amounts. If mobile application stores cease to offer Changyou’s games over their platforms, change their user payment policies, such as return policies, or fail to make revenue-sharing payments that are due to Changyou, Changyou’s revenues will be adversely affected. When Changyou distributes its games through smaller, less well-known application stores, Changyou may not receive revenue-sharing payments when they are due to it. In addition, the iOS-based mobile application store allows game players to use foreign currency to purchase virtual items or game points in Changyou’s games, and the store pays to Changyou pre-agreed revenue-sharing amounts after converting the foreign-currency denominated revenues from such purchases into RMB using an exchange rate effective at the time of the payment. Since there is usually a delay between the time of a game player’s purchase and the time when the store pays Changyou, if the foreign currency used has depreciated against the RMB during the delay Changyou will receive lower share-sharing amounts at the time of the payment than Changyou would have received if the payment had been made at the time of the game player’s purchase.

Changyou’s new mobile games will be less likely to be successful if Changyou cannot adopt and implement innovative and effective marketing strategies to attract attention to its games from game players in its targeted demographic groups.

A relatively large number of mobile games are typically available at any given time in the markets in which Changyou launches and operates its mobile games, and such games compete for attention from the same game player population that it targets. Changyou’s ability to successfully promote and monetize its mobile games will depend on its ability to adopt and effectively implement innovative marketing strategies, and particularly precision marketing through new media, such as Weibo, WeChat, bilibili.com Website and other online game forums, targeting potential mobile game players in general, and game players in specific demographic groups for certain games in particular, and Changyou’s ability to cross-market mobile games to players of its current PC games and mobile games. If Changyou fails to adopt and implement such marketing and cross-marketing strategies, or if the marketing strategies of Changyou’s competitors are more innovative and effective than Changyou’s, its mobile games will be less likely to be successful and as a result Changyou may not be able to achieve an acceptable level of revenue from those games.

Changyou’s development and operation of mobile games may be adversely affected by the promulgation of new, and the implementation and interpretation of existing, PRC laws and regulations affecting mobile games.

As mobile games are a relatively new type of online game in China, developers and operators of mobile games, including Changyou, have been facing increasingly intense regulatory scrutiny from PRC regulatory authorities regarding the development and operation of mobile games. Substantial uncertainties exist regarding the timing of the promulgation of, and any changes to, current and future PRC laws and regulations and the effect of the interpretation and implementation thereof, which may, among other things:

•	have an adverse impact on the way Changyou designs its games and game features, which may make the games less attractive to game players;

•	have an adverse impact on Changyou’s ability to achieve an acceptable level of revenues and profit from its mobile games;

•	make it harder to access Changyou’s mobile games and cause a decrease in its player base;

•	increase the cost of the development and operation of Changyou’s mobile games; and

•

require substantial management attention and effort in monitoring the development of, and ensuring Changyou’s compliance with, existing and future PRC laws and regulations affecting the mobile games business.

For a discussion of the risks associated with PRC laws and regulations affecting online games in general and mobile games in particular, see “Risks Related to Doing Business in China” in this Item 3 of this annual report.

Changyou’s new games may attract game players away from its existing games.

With Changyou’s increasingly diversified game portfolio, we cannot assure you that players of Changyou’s existing games will not be attracted to play other newly launched games, including its new mobile games. If this occurs, it will decrease Changyou’s existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from its existing games. For example, revenues generated from Changyou’s mobile game TLBB 3D decreased significantly in the second quarter of 2017, and we believe that this may have been due in part to the launch of Changyou’s mobile game Legacy TLBB Mobile in May 2017. Game players who switch from playing Changyou’s existing games to its new games may also spend less money to purchase virtual items in its new games than they would have spent if they had continued playing Changyou’s existing games, resulting in an adverse effect on its overall revenues. In addition, game players’ switching from playing Changyou’s existing PC games to its new mobile games, as well as from its in-house developed games to its licensed games, could cause Changyou’s overall online game profits to be relatively lower, as its profits from mobile games and licensed games tend to be relatively lower as a result of revenue-sharing arrangements.

Changyou relies on recorded data for game revenue recognition and tracking of game players’ consumption patterns of virtual items. If its data systems fail to operate effectively, such failure will affect the completeness and accuracy of its revenue recognition, and also its ability to design and improve virtual items that appeal to game players.

Changyou’s game operation revenues are generated through the direct online sale of game points and sale of its prepaid game cards, and its recognition of those revenues depends on such factors as whether the virtual items purchased by game players are considered consumable or perpetual. Changyou’s revenue recognition policy with respect to perpetual virtual items is based on its best estimate of the lives of the items. Changyou considers the average period that paying players typically play its games and other player behavior patterns to arrive at its best estimate of the lives of these perpetual items. However, given the fast-evolving nature of the game industry and the various types of online games that Changyou offers to players with different tastes and preferences, its estimate of the period that players typically play its games may not accurately reflect the actual lives of these perpetual virtual items. Changyou revises its estimates as it gain operating data, and it attempts to refine its estimation process accordingly. Any future revisions to these estimates could adversely affect the time period during which Changyou recognizes revenues from these items. For example, an increase in the estimated lives of these perpetual virtual items would increase the period over which revenues from these items are recognized.

Changyou relies on its data systems to record and monitor the purchase and consumption of virtual items by its game players and the types of virtual items purchased. If its data systems fail to accurately record the purchase and consumption information of the virtual items, Changyou may not be able to accurately recognize its revenues. In addition, Changyou relies on its billing systems to capture such historical game player behavior patterns and other information. If such information is not accurately recorded, or if Changyou does not have sufficient information due to the short operating history of any of its games, Changyou will not be able to accurately estimate the lives of, or the estimated average period the game players play its games with respect to, the perpetual virtual items, which will also affect its ability to accurately recognize its revenues from such perpetual virtual items. If Changyou’s data systems were damaged by system failure, network interruption, or virus infection, or attacked by a hacker, the integrity of data would be compromised, which could adversely affect its revenue recognition and the completeness and accuracy of its recognized revenues.

In addition, Changyou relies on its data systems to record game player purchase and consumption patterns, based on which Changyou improves its existing virtual items and designs new virtual items. For example, Changyou intends to increase development efforts on the number and variety of virtual items that its game players like to purchase, and Changyou may also adjust prices accordingly. If its data systems fail to record data accurately, its ability to improve existing virtual items or design new virtual items that are appealing to its game players may be adversely affected, which could in turn adversely affect its revenues.

Changyou could be liable for breaches in the security of its online payment platforms and those of third parties with whom Changyou transacts business, and any such breaches could cause its customers to lose confidence in the integrity of the payment systems that Changyou uses.

Currently, Changyou sells a substantial portion of its virtual game points and prepaid game cards to its game players through third-party online payment platforms. In these online transactions, secure transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential if Changyou is to maintain its consumers’ confidence in it. In addition, Changyou expects that an increasing amount of its sales will be conducted over the Internet as a result of the growing use of online payment systems. As a result, the risk of associated online crime will increase. Changyou’s current security measures and those of the third-party online payment platforms with whom Changyou transacts business may not be adequate. Changyou must be prepared to increase its security measures and efforts so that its game players have confidence in the reliability of the online payment systems that it uses, which will require Changyou to incur additional expense. Such increased security measures may still not make its online payment systems completely safe. In addition, Changyou does not have control over the security measures of its third-party online payment vendors. Breaches in the security of online payment systems that Changyou uses could expose it to litigation and liability for failing to secure confidential customer information, and could harm its reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

Any failure of third-party developers of online games that Changyou licenses from or jointly develops with them to fulfill their obligations under Changyou’s license or joint operation agreements with them could have an adverse effect on Changyou’s operation of and revenues from those games.

Changyou derives a portion of its revenues from PC games and mobile games that Changyou licenses from, or jointly develops with, third-party developers. Under its license and joint development agreements for these games, Changyou relies on the third-party developers to provide game updates, enhancements and new versions, provide materials and other assistance in promoting the games and resolving game programming errors and issues with “bots” and other intrusions. Any failure of third-party developers to provide game updates, enhancements and new versions in a timely manner and that are appealing to game players, provide assistance that enables Changyou to effectively promote the games, or otherwise fulfill their obligations under Changyou’s license and joint development agreements could adversely affect the game-playing experience of Changyou’s game players, damage its reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of Changyou’s amortization of the license fees it has paid for those games, or a decrease in or elimination of its revenues from those games.

Furthermore, for games that Changyou licenses from or jointly develops with third parties, Changyou may not have access to the game source codes during the initial period of the license, or at all. Without the source codes, Changyou has to rely on the licensors to provide updates and enhancements, giving it less control over the quality and timeliness of updates and enhancements. If Changyou’s game players are not satisfied with the level of services they receive, they may choose to not play the games.

There are additional risks associated with Changyou’s licensing from overseas developers of online games that are successful only in particular overseas markets, because such games may not be successful in the China market and other markets if Changyou is not able to successfully customize the games to adapt to differences in culture and user preferences in the China market and other markets.

Changyou receives relatively lower profits from the operation of online games that it licenses from or jointly develops with third-party developers.

Changyou’s revenue-sharing arrangements for games that Changyou licenses from or jointly develops with third-party developers provide Changyou with relatively less profit than games that Changyou develops in-house, and in some cases Changyou may not be able to recoup its investments in such games. Moreover, to secure the rights to games from third-party developers, Changyou often must pay up-front fees and also commit to pay additional fees in the future. Changyou also has invested in mobile game development studios in order to assure access to an extensive pipeline of mobile games. Changyou often must make such commitments and investments without knowing whether the games Changyou is licensing or jointly developing will be successful and generate sufficient revenues to enable Changyou to recoup its costs or for the games to be profitable.

Changyou faces significant risks and incurs substantial costs when it licenses its games to, or jointly operates them with, third-party operators, and Changyou faces additional risks and costs when it directly operates its games or licenses its games to, or jointly operates its games with, third-party operators in overseas markets.

Changyou currently, and expects to continue to, exclusively license to, or jointly operate with, third-party operators some of its games, including an increasing number of its mobile games, in markets that Changyou selects, including overseas markets. Changyou faces significant risks associated with the licensing or joint operation of Changyou’s games, including:

•	difficulties in identifying appropriate markets;

•

difficulties in identifying, negotiating and maintaining good relationships with licensees or joint operators who are knowledgeable about, and can effectively operate Changyou’s games in, particular markets;

•	difficulties in maintaining Changyou’s reputation and the reputation of its games when its games are operated by licensees or joint operators pursuant to their own standards; and

•	difficulties in protecting Changyou’s intellectual property.

Changyou currently licenses and operates, and expects to continue to expand the licensing and operation of, some of its existing and future games, either directly or jointly with third-party operators, in selected overseas markets. Additional risks associated with the licensing or direct or joint operation of Changyou’s games overseas include:

•	difficulties and significant costs in protecting Changyou’s intellectual property in overseas markets;

•

difficulties in retaining and maintaining local management and key development and technical personnel who are experienced and knowledgeable about, and can effectively operate Changyou’s games in, particular markets;

•	uncertainties relating to Changyou’s ability to develop its games and/or expansion packs catering to particular overseas markets;

•	uncertainties relating to Changyou’s ability to renew its license and joint operation agreements with licensees and joint operators upon their expiration;

•	for Changyou’s direct operation of its games overseas, interruptions in the operation of the games due to cross-border Internet connection or other system failures;

•	significant costs for translation of its games into the local languages of, or customization of its games for, the overseas markets in which Changyou plans to license or jointly operate its games;

•	limited choices of third-party Internet platforms to distribute Changyou’s mobile games in certain overseas markets;

•

difficulty for Changyou’s management to exercise timely and effective supervision and administration of local management and employees in general, and their interactions with local third-party Internet platforms or other service providers in particular, in order to identify and prevent any sloppy, dishonest or illegal activities, which could harm Changyou’s business and reputation or subject Changyou to penalties;

•	significant marketing costs to promote Changyou’s games in certain overseas markets where third-party Internet platforms do not include marketing services as part of the revenue-sharing arrangements;

•	different game player preferences in certain overseas markets;

•

difficulties and significant costs relating to compliance with the different legal requirements and commercial terms, such as game export regulatory procedures, taxes and other restrictions and expenses, in the overseas markets in which Changyou licenses or directly or jointly operates its games;

•	exposure to different regulatory systems governing the protection of intellectual property and the regulation of online games, the Internet and the export of technology;

•	costs for compliance with different legal requirements and commercial terms in overseas markets;

•	difficulties in verifying revenues generated from Changyou’s games by its licensees for purposes of determining royalties payable to Changyou;

•	difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems;

•	changes in the political, regulatory or economic conditions, or public policy, affecting online games in particular foreign countries or regions;

•	the risk that regulatory authorities in foreign countries or administrative regions may impose withholding taxes, or place restrictions on repatriation of Changyou’s profits; and

•	fluctuations in currency exchange rates.

If Changyou is unable to manage these risks and control these costs effectively, its ability to license or operate its games in China or in regions and countries outside of Mainland China, either directly or jointly with third-party joint operators, may be impaired.

Changyou may not be successful in operating and improving its games to satisfy the changing demands of game players.

Changyou depends on purchases and continual consumption of virtual items by its game players to generate revenues, which in turn depend on the continued attractiveness of its games to the game players and their satisfactory game-playing experience. Various issues could arise that would cause its games to be less attractive to its game players or could limit the continued attractiveness of its games. For example:

•	Changyou may fail to provide game updates, expansion packs and other enhancements in a timely manner due to technological or resource limitations, or other factors;

•	Changyou’s game updates, expansion packs and new versions may contain programming errors, and their installation may create other unforeseen issues that adversely affect the game-playing experience;

•	Changyou may fail to timely respond and/or resolve complaints from its game players;

•	Changyou may fail to eliminate computer “bots” which can disrupt its games’ smooth operation and reduce the attractiveness of its games; and

•

Changyou’s game updates, expansion packs and other enhancements may change rules or other aspects of its games that its game players do not welcome, resulting in a reduction in the active accounts or active paying accounts of its online games.

Changyou’s failure to address these issues could adversely affect the game-playing experience of its game players, damage the reputation of its games, shorten the lifespans of its games, and result in the loss of game players and a decrease in its revenues.

Changyou may fail to launch new games according to its timetable, and its new games may not be commercially successful.

All online games have limited lifespans. Changyou must launch new games that can generate additional revenue and diversify its revenue sources in order to remain competitive. Changyou will not generate any meaningful revenue from a game in development until it is commercially launched after open beta testing, and we cannot assure you that Changyou will be able to meet its timetable for new game launches or that its new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources, failure to obtain or delays in obtaining relevant governmental authorities’ approvals and adverse developments in Changyou’s relationships with the licensors or third-party operators of its new games could result in delayed launching of its new games or the cancellation of the development of its pipeline games. In addition, we cannot assure you that Changyou’s new games will be as well received in the market as TLBB, Legacy TLBB Mobile, and TLBB 3D have been, and you should not view Changyou’s historical game revenues or the success of TLBB, Legacy TLBB Mobile, and TLBB 3D as indications of the commercial success of any of its new or future games. Changyou may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate its new games from its existing games. If the new games Changyou introduces are not commercially successful, Changyou may not be able to generate sufficient revenues from new games to sustain or grow its revenues or to recover its product development costs and sales and marketing expenses, which can be significant. If Changyou acquires and pays for a license giving it the right to adapt an online game from an author’s work, but does not complete the development and introduction into the market of the game, or Changyou introduces the game but it is not successful, Changyou may not be able to recover the license fees it has paid.

Changyou generates all of its game revenues under the item-based revenue model, which presents risks related to consumer preferences and regulatory restrictions.

All of Changyou’s games, including PC games and mobile games, are operated under the item-based revenue model. Under this revenue model, Changyou’s game players are able to play the games for free, but are charged for the purchase of virtual items in the games. The item-based revenue model requires Changyou to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires Changyou to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If Changyou fails to design and price virtual items so as to incentivize game players to purchase them, Changyou may not be able to effectively translate its game player base and their playing time into revenues. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by individual game players. A revenue model that does not charge for time played may be viewed by the PRC regulators as inconsistent with these goals. The item-based revenue model may not continue to be commercially successful and in the future Changyou may need to change its revenue model to a time-based or other revenue model. Any change in revenue model could result in disruption of Changyou’s game operations, a decrease in the number of its game players and a decline in its revenues.

Undetected programming errors or defects in Changyou’s games could harm its reputation and adversely affect its results of operations.

Changyou makes frequent improvement and updates to its online games, which may contain bugs or flaws that become apparent only after the updated games are accessed by users, particularly as Changyou launches new updates under tight time constraints. If for any reason programming bugs or flaws are not resolved in a timely fashion, Changyou may lose some of its users, and third-party operators that license or jointly operate its games may seek to recover damages from it, which could have an adverse effect on Changyou’s results of operations, and could harm its reputation and the market acceptance of its games.

Breaches in the security of Changyou’s server network, or cloud-based servers that it leases from third-party operators, could cause disruptions in its service or operations, facilitate piracy of its intellectual property, or compromise confidential information of its game players and its business.

Changyou stores on its servers, including physical servers that Changyou owns or rent and cloud-based servers that Changyou leases from third-party operators, and transmits over the Internet considerable and continually increasing amounts of data, much of which is essential to the operation of its business and some of which is highly confidential information concerning its business and its game players. In addition, the expansion of Changyou’s business to include mobile games and its need to comply with PRC regulations requiring real-name registration of its game players are likely to cause the amount of personal data concerning its game players that is transmitted over its networks to increase over time. Any breaches by hackers of Changyou’s network or of cloud-based servers Changyou leases from third-party operators could cause severe disruptions in its game development and operations and other business activities, allow piracy of the source code used in the operation of its games and allow pirated versions of its games to enter the marketplace, or result in the release of confidential personal or financial information of its game players or confidential information concerning Changyou’s business, any of which could have an adverse impact on Changyou’s business, its revenues, and its reputation among game players. In order to minimize the likelihood of such breaches as Changyou’s business expands and the amount of confidential and sensitive data increases, we expect that Changyou will need to expend considerable resources to maintain and enhance the effectiveness of its security systems.

Rapid technological changes may increase Changyou’s game development costs.

Technological development in online game industry is evolving rapidly, so Changyou needs to anticipate new technologies and evaluate their possible market acceptance. For example, the use of VR technology has become prevalent in the industry, and an increasing number of game players hope to have VR included in online games that they access. Changyou has begun investing, and expects to continue to invest in the future, resources to develop VR technology and online games using VR technology. However, Changyou is not aware of any proven business or monetization model for online games using VR technology, and playing online games with VR technology generally requires devices with particularly high-level technical specifications, which may limit the number of players. If online games using VR technology that Changyou develops and launches are not well received by game players, Changyou may not be able to recoup its related development costs. In addition, government authorities or industry organizations may adopt new technical standards that apply to game development. Any new technologies and new standards may require increases in expenditures for PC game and mobile game development and operations and continuing professional training of Changyou’s development and technical personnel, and Changyou will need to adapt its business and prepare its workforce to cope with the changes and support these new services to be successful. If Changyou falls behind in adopting new technologies or standards, its existing games may lose popularity, and its newly developed games may not be well received in the marketplace.

The proliferation of “cheating” programs and scam offers that seek to exploit Changyou’s games and players harms the game-playing experience and may lead players to stop playing its games.

Third parties have developed, and may continue to develop, “cheating” programs that enable players to exploit Changyou’s games, play the games in an automated way or obtain unfair advantages over other players who play fairly. These programs harm the experience of players who play fairly and may disrupt the economics of Changyou’s games. In addition, unrelated third parties may attempt to scam Changyou’s players with fake offers for virtual items. Changyou needs to devote significant resources to discover, disable and prevent such programs and activities, and if Changyou is unable to do so quickly its operations may be disrupted, its reputation may be damaged and players may stop playing its games. This may lead to lost revenue and increased costs for Changyou to develop technological measures to combat such programs and activities.

Game players’ spending on Changyou’s games may be adversely affected by slower growth in the Chinese economy and adverse conditions in the global economy.

Changyou relies for its revenues on the spending of its game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, went from 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, and to 6.6% in 2018. Such growth may also slow in the future, which could in turn result in a reduction in spending by Changyou’s game players.

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years, recent growth in the United States economy may not be sustainable and some analysts are concerned that the European Community may experience a sustained downturn. It is unclear how long such instability and volatility will continue, whether it will increase, whether it will lead to a renewed worldwide economic downturn such as the one that began in 2008, and how much adverse impact such instability and volatility or any such downturn might have on the economies of China and other jurisdictions where Changyou operates its games. Any such instability, volatility or adverse impact in China or in overseas markets could cause Changyou’s game players to reduce their spending on its games in China or overseas and reduce its revenues.

Risks Related to the Platform Channel Business

Notwithstanding Changyou’s significant investment in its platform channel business, Changyou was unable to successfully monetize it beyond the operation of the 17173.com Website, and Changyou was not able to recoup all of its investment. Changyou may have similar adverse experiences with future investments.

During 2013 and 2014 Changyou made significant investments in acquiring assets and marketing, including both domestic and overseas marketing, and spent considerable sums to increase its staffing levels, with the goal of expanding and promoting its platform channel business beyond the operation of the 17173.com Website. However, Changyou did not generate meaningful revenues from such additions to its platform channel business as its efforts to monetize those products and services were not successful, and Changyou does not expect to be able to make its platform channel business apart from the 17173.com Website profitable or to recoup the investments it made in assets, marketing and staffing for the platform channel business. For example, after Changyou’s acquisition of a majority interest in MoboTap, Changyou’s management concluded that the Dolphin Browser operated by MoboTap would not be able to provide expected synergies with Changyou’s platform channel business, and Changyou recognized substantial impairment charges as a result and sold MoboTap in 2018. Also see “Changyou’s previous and any future acquisitions and/or strategic alliances may have an adverse effect on its ability to manage its business and may also result in impairment charges.”

Online advertising revenues from the 17173.com Website could fail to grow, or could decline further, as a result of the shift from PC games to mobile games in the online games market and uncertainties in the online advertising market.

Changyou’s online advertising revenues of $19.7 million for the year ended December 31, 2018, which were mainly derived from the operation of the 17173.com Website, represented 4.0% of Changyou’s total revenues for the year, and represented a decline of $5.4 million, or 22%, from its online advertising revenues for the year ended December 31, 2017. Changyou’s ability to avoid further declines in, or grow, its online advertising revenues may be adversely affected by any of the following risk factors:

•	Changes in government policy could restrict or curtail Changyou’s online advertising services;

•	The decline in the demand for online advertising services from developers and operators of PC games, as the relative popularity of such games continues to decline;

•	Advertising clients may adopt new methods and strategies other than online advertising to promote their brands, which would have an adverse impact on Changyou’s advertising revenues; and

•

The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards for the measurement of the effectiveness of online advertising have been widely accepted. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general, or through Changyou’s Websites.

In addition, Changyou’s ability to generate and maintain significant online advertising revenues will also depend upon:

•	the development of a large base of users possessing demographic characteristics attractive to advertising clients;

•

the development of successful mobile versions of the 17173.com Website and the provision of extensive mobile game-related products and services in response to the rapid migration of users of Internet services from PCs to mobile devices, such as tablets and mobile phones;

•	the acceptance of online advertisements, either through PCs or mobile devices, as an effective method of business marketing;

•	the effectiveness of Changyou’s advertising delivery, tracking and reporting systems;

•	the extent of resistance from existing or potential customers to online advertising prices; and

•	the development of new formats for online advertising, such as streaming video.

The expansion of Internet advertisement blocking software may result in a decrease in advertising revenues.

The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. The expansion of advertisement blocking on the Internet may decrease Changyou’s revenues from the 17173.com Website because, when an advertisement is blocked, it is not downloaded from the server, which means that it will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on Changyou’s 17173.com Website because of the use by third parties of Internet advertisement blocking software.

Changyou relies on advertising agencies to sell online advertising services on the 17173.com Website. If current trends of consolidation of advertising agencies in the China market continue, the bargaining power of the large advertising agencies resulting from such consolidation may permit them to require that Changyou pay higher sales rebates, which would adversely affect Changyou’s online advertising revenues.

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2018 Changyou engaged eight advertising agencies, which contributed approximately 99.6% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, Changyou is required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect Changyou’s online advertising growth, as Changyou books its online advertising revenue net of its sales rebates to advertising agencies.

Risks Related to the Cinema Advertising Business

There are uncertainties regarding the future growth of the cinema advertising industry in China.

Changyou’s cinema adverting business experienced strong growth in 2016 and 2017 and has benefited from robust growth in China’s cinema and movie industry in recent years, but suffered a significant decline in revenues in 2018 due to Changyou’s having adjusted its strategy in relation to the acquisition and sale of advertising resources. If the recent growth in China’s cinema and movie industry slows or the industry declines in the future, pre-film advertising slots are likely to become less attractive to advertisers, which would have an adverse effect on Changyou’s cinema advertising business. In addition, advertisers are increasingly turning to new advertising formats, such as video streaming, as Internet technology develops. If pre-film advertising becomes less attractive to advertisers than such new formats, Changyou’s cinema business will be adversely affected. Moreover, the rapid growth of Changyou’s cinema advertising business in recent years placed strain on its management personnel, systems and resources. Changyou may not be able to efficiently or effectively implement its growth strategies and manage the growth of its cinema advertising business, and any failure to do so may limit its future growth and hamper its overall business strategy.

Changyou may not be able to successfully manage its growth in the highly competitive cinema advertising market.

Changyou faces intense competition for the acquisition of the rights to and placement of pre-film advertising slots. See “Changyou’s business may not succeed in a highly competitive market.” Changyou may not be able to effectively compete with its competitors in developing, maintaining or expanding the types of cooperative relationships with operators of movie theaters that will permit it to maintain its existing rights or to obtain additional rights to pre-film advertisement slots at reasonable prices, on the one hand, and in attracting advertisers that will place their advertisements in the pre-film advertisement slots that it offers, on the other hand, as Changyou’s competitors may have greater financial resources, greater brand recognition among operators of movie theaters and advertisers and more capable and effective management, sales and marketing forces and strategies than it does, which would have an adverse impact on the prospect for growth of its cinema advertising business.

Changyou faces risks related to its purchase of pre-film advertising slots.

In order for Changyou to compete effectively in its desired markets, Changyou must continue to build and maintain a competitive reserve of pre-film advertisement slots in those markets and has incurred, and expects to continue to incur, significant upfront costs to acquire the pre-film advertising rights for such pre-film advertising slots under long-term contracts, typically with one to three year terms, with operators of various movie theaters, which has placed, and will continue to place, constraints on its cash flow. There is a risk that Changyou will lose those upfront acquisition costs, because Changyou is not able to generate corresponding revenues and begin to recoup the costs until it has both entered into contracts with advertisers for the pre-film advertising slots that it has acquired and displayed the advertiser’s advertisements in those slots. Such delay in generating corresponding revenues may also place constraints on the cash flow available to Changyou for maintaining and expanding its cinema advertising business. Moreover, Changyou may be forced to make additional payments to operators of popular movie theaters in certain regional markets that are particularly competitive if the average market prices for pre-film advertisement slots in such markets increase significantly during the contract period and the operators threaten to terminate their contracts with Changyou in order to enter into more profitable contracts with its competitors.

Changyou may not be able to maintain or expand the revenues that it receives from cinema advertising services.

Changyou’s cinema advertising business generates revenues through contracts that it enters into with advertisers to place their advertisements in the pre-film advertising slots that Changyou has purchased from operators of movie theaters. Changyou relies on its sales force to identify and sell pre-film advertising slots to potential advertisers. If Changyou cannot maintain a stable and capable sales force or if Changyou is unable to sell to advertisers a large enough portion of the pre-film advertising slots, it may not be able to generate sufficient revenues to recoup its upfront payments and additional committed payments under the contracts with the operators of the movie theaters. Any failure by Changyou to develop, maintain or expand cooperative relationships with advertisers could cause its cinema advertising revenues to decrease.

The prospects for growth of Changyou’s cinema adverting business may be adversely affected by the promulgation, implementation, and interpretation of PRC laws and regulations concerning cinema adverting.

Under the Notice on Strengthening the Administration of Cinema Advertising and the Notice on Further Regulating the Administration of the Cinema Advertising, effective on July 2004 and February 2009, respectively, cinema advertising operators and the content of cinema advertisements must comply with the Advertising Law of the People’s Republic of China (the “New Advertising Law”) issued by the Standing Committee of the National People’s Congress, which became effective on September 1, 2015 and was amended on October 26, 2018, and other relevant laws and regulations. The Standing Committee of the National People’s Congress promulgated the Film Industry Promotion Law of PRC (the “FIPL”), effective on March 1, 2017. Among other things, the FIPL forbids the displaying of advertisements during the presentation of a feature film. If any existing or future PRC laws or regulations, or their implementation or interpretation by the relevant authorities, place burdensome restrictions on cinema advertising, Changyou’s cinema advertising business may be adversely affected.

Risks Related to Doing Business in China

The SAPPRFT’s, the MIIT’s, the MCT’s, and other PRC authorities’ regulatory supervision of the online game industry may adversely affect Changyou’s online game operations.

The SAPPRFT has issued a series of regulations affecting the online game industry and providing guidance regarding online game operations. The SAPPRFT issued a notice in September 2009 stating that the SAPPRFT would be the only governmental agency with the authority to review and approve online games, including reviewing and approving the importation of online games from Offshore copyright owners, and that all online game operators must obtain an Internet publishing license in order to operate online games and related services and obtain additional pre-approval from the SAPPRFT to make any changes to, or any new versions or expansion packs of, the originally approved online games. The Measures of Internet Publication Service Administration issued by the SAPPRFT and the MIIT, or the New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT prior to the publication of new online games. On May 24, 2016, the SAPPRFT issued a Notice of the SAPPRFT on Administration of Mobile Game Publishing Services, or the Mobile Game Notice, which became effective on July 1, 2016. The Mobile Game Notice provides that the content of mobile games is subject to review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. In addition, the State Press Publication Administration (the “SPPA”), as a successor agency to SAPPRFT, may delay or temporarily suspend its review of, and issuance of publishing and authorization codes for, online games, as was the case between April 2018 and December 2018. Changyou’s online game business may be adversely affected by these SAPPRFT and MIIT notices and related implementation measures, as the launch of online games, new versions, expansion packs and imported games might be delayed because of the approval required. Such delays may result in higher costs for Changyou’s online game operation and have an adverse effect on its game revenue.

The MCT also has issued regulations affecting the online game industry. For example, on June 3, 2010, the MCT issued the Interim Measures for Online Games Administration, or the Online Game Measures, which became effective on August 1, 2010 and were amended on December 15, 2017. The Online Game Measures stipulate that the MCT has the power to review the content of all online games except online game publications that have been pre-approved by the SAPPRFT or the SPPA. However, the Online Game Measures do not clearly specify what constitutes “online game publication.” Furthermore, the Online Game Measures provide that all domestic online games must be filed with the MCT, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review. Changyou’s online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when Changyou tries to file or apply for content review with the MCT. For Changyou’s imported licensed games, the requirement for pre-approval by the MCT of any substantial change of Changyou’s games may cause delay in releasing its expansion packs of the games, which may result in higher costs for its online game operations and have an adverse effect on its game revenues. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by the SAPPRFT and the MCT.

Because there is ambiguity in the scope of the authority and the roles and responsibilities of governmental departments, such as the SPPA, as a successor agency to the SAPPRFT, and the MCT, with oversight of the online game industry, Changyou may face stricter scrutiny of the day-to-day operations of its online game business. If any of its online game operating entities cannot comply with any of the stipulations of any PRC governmental department regarding the online game industry, Changyou may be subject to various penalties and its online game business may be adversely affected.

PRC law and regulations governing the online game industry in China are evolving and subject to future changes. Changyou may fail to obtain or maintain all applicable permits, approvals, registrations and filings.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the SPPA, the MCT and the MPS, have the power to issue and implement regulations governing various aspects of the online game industry.

Changyou is required to obtain applicable permits, approvals and registrations from, and make necessary filings with, different regulatory authorities in order to operate its online games. For example, as an online game operator in China, Changyou must obtain an ICP license from the MIIT, an Online Cultural Operating Permit from the MCT and an online publishing service license from the SPPA in order to distribute games through the Internet. Any online game Changyou operates needs to be approved by the SPPA prior to its launch and filed with the MCT within 30 days after its launch. Once a new online game or any upgrade, expansion pack or new version of any existing game is launched, such new game or such upgrade, expansion pack or new version must be filed with the MCT and approval must be obtained from the SPPA for online publication. If Changyou fails to maintain any of its permits, approvals or registrations, to make any necessary filings, or to apply for and obtain any new permits, approvals or registrations or make any new filings on a timely basis, Changyou may be subject to various penalties, including fines and a requirement that it discontinues or limits its operations.

As the online game industry is at an early stage of development in China, new law and regulations may be adopted from time to time to require additional licenses and permits other than those Changyou currently has, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC law and regulations applicable to the online game industry. Furthermore, as mobile games are a relatively new type of online game, there are uncertainties relating to whether a game developer, such as Changyou, which provides mobile games to mobile device users, needs to obtain a separate operating license in addition to the ICP license that it has already obtained. For any mobile games Changyou launches, Changyou may be required to apply for a separate operating license for the mobile applications. Therefore, it may not be able to obtain timely, or at all, required licenses or any other new license required in the future, and it may be found to be in violation of current or future PRC law and regulations, which could impede its ability to conduct business.

Changyou operates some of its existing games, and plans to operate certain of its future games, with Internet authorization codes that it obtained through third-party electronic publishing entities. If the SPPA challenges the commercial operation of any of Changyou’s games that are operated with Internet authorization codes obtained through third-party publishing entities, Changyou may be subject to various penalties, including restrictions on its operations.

Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an online publishing service license (or before the New Internet Publication Measures became effective on March 10, 2016, an Internet publishing license), and an authorization code obtained under such a license is required for each game in operation and publicly available in the PRC. Changyou publishes certain of its existing games with authorization codes obtained under Internet publishing licenses held by third parties. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of Online Games Services—Online Games and Cultural Products.” Current PRC regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Changyou’s past and expected future practices might be challenged by the SPPA, as a successor agency to the SAPPRFT, which could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of its business license, or the forced discontinuation of or restrictions on its operations.

Restrictions on virtual currency may adversely affect Changyou’s online game revenues.

Changyou’s online game revenues are collected through the online sale of game points and sale of its prepaid cards, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which was jointly issued by the MCT and the MOFCOM in 2009. PRC laws and regulations, including the Virtual Currency Notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in the PRC is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (ii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (iv) online game operators are prohibited from providing virtual currency trading services to minors; and (v) companies involved with virtual currency in the PRC must be either issuers or trading platforms, and may not operate simultaneously as issuers and as trading platforms. On December 1, 2016, the MCT issued Notice of Ministry of Culture on Regulating Online Game Operation Strengthening Interim and Ex-post Supervision, or the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice stipulates that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency. Changyou must tailor its business model carefully, including designing and operating its databases to maintain users’ information for the minimum required period, in order to comply with the requirements of current PRC laws and regulations, including the Virtual Currency Notice and the Online Game Operation Notice, in a manner that in many cases can be expected to result in relatively lower sales of its game coins and an adverse impact on its online game revenues.

Changyou’s business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where it operates its online games or licenses its online games to third parties.

Currently, most of Changyou’s game players in China are young males, many of whom are students. Due to relatively easy access to personal computers and Internet cafés, the increasing use and popularity of mobile devices such as smart phones and tablets connected to the Internet, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, sports, and resting, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games.

Adverse public opinion could discourage game players from playing Changyou’s games, and could result in government regulations that impose additional limitations on the operations of online games as well as game players’ access to online games. For example, under the Monitor System Circular online game operators are required to adopt various measures to maintain a system to communicate with the parents of minors playing online games and are required to monitor the activities of minors and suspend the accounts of minors if so requested by their parents. We believe that stricter government regulations, such as regulations imposing stricter age and hour limits, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, and extending anti-fatigue-related regulations to adults, could be implemented in the future. Any such adverse public opinion or tightened government regulations could adversely affect Changyou’s ability to maintain or increase its revenues.

In addition, the PRC State Administration of Taxation, or the SAT, has announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. It is currently unclear how the tax will be collected or if there will be any effect on Changyou’s game players or its business, but collection of such a tax might discourage players who are interested in trading virtual currencies from playing its games, which could reduce its revenues.

Moreover, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where Changyou licenses or operates its games, which could similarly adversely affect its revenues.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and Changyou may be liable for information displayed on, retrieved from or linked to its Websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC law and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When Internet content providers and Internet publishers, including online game operators, find that information falling within the above scope is transmitted on their Websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of Changyou’s ICP license and other required licenses and the closure of its Websites. Internet content providers may also be held liable for prohibited information displayed on, retrieved from or linked to their Websites.

In addition, the MIIT has published regulations that subject Internet content providers to potential liability for the actions of game players and others using their Websites, including liability for violations of PRC law prohibiting the dissemination of content deemed to be socially destabilizing. As these regulations are subject to interpretation by the relevant authorities, it is not possible for Changyou to determine in all cases the type of content that could result in liability for it as a developer and operator of online games, and as an operator of the 17173.com Website. In addition, Changyou may not be able to control or restrict the content of other Internet content providers linked to or accessible through its Websites, or content generated or placed on its Websites by its game players, despite its attempt to monitor such content. To the extent that regulatory authorities find any portion of its content objectionable, they may require Changyou to curtail its games, which may reduce its game player base, the amount of time its games are played or the purchases of virtual items.

There are currently no laws or regulations in the PRC governing property rights with respect to virtual assets and therefore it is not clear what liabilities, if any, Changyou may have relating to the loss of virtual assets by its game players.

In the course of playing Changyou’s games, game players can acquire and accumulate virtual assets, such as game player experience, skills and weaponry. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws or regulations governing property rights with respect to virtual assets. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law and regulations whether an operator of online games such as Changyou would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, Changyou may be sued by game players and may be held liable for damages.

Changyou’s online game operations may be adversely affected by implementation of anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Eight PRC government authorities, including the SAPPRFT, the Ministry of Education and the MIIT, jointly issued regulations, or the Anti-Fatigue Notice, requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatiguing” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit Changyou’s ability to increase its business among minors. If these restrictions were expanded to apply to adult game players in the future, Changyou’s revenues could be adversely affected.

These eight PRC government authorities subsequently promulgated additional regulations, including a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s identity to play Internet games and, accordingly, provides stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Real-name Registration Notice or the circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular. The Real-name Registration Notice increases Changyou’s operating risks, as it will be required to spend more resources on the real-name verification and anti-fatigue system, which will lead to an increase in its operating costs. In addition, the amount of time that minors will be able to spend playing online games such as Changyou’s will be further limited, which can be expected to lead to a reduction in its revenues. Furthermore, if it is found to be violating these regulations, Changyou may be required to suspend or discontinue its online game operations.

In February 2013, 15 PRC government authorities, including the SAPPRFT, the Ministry of Education, the MCT and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction, or the Work Plan, implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations will be further clarified and additional implementation rules will be issued by relevant authorities. As a result, Changyou may have to impose more stringent limits for minor game players, which may lead to an increase in its operating expenses and a reduction in its revenues from minor game players.

In July 2014, the SAPPRFT issued the Notice on Further Launch Verification of Real-name Registration for Anti-Fatigue System on Internet Games, stating that, in view of some of the hardware and functionality limitations inherent in mobile devices, anti-fatigue system requirements applicable to Internet games do not currently apply to mobile games. If the SPPA, as a successor agency to the SAPPRFT, in the future decides to expand the anti-fatigue system requirements to mobile games, Changyou’s operating expenses would be likely to increase.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

In August 1996, Sohu.com Inc., our predecessor, was incorporated in Delaware as Internet Technologies China Incorporated, and in January 1997 we launched our original Website, itc.com.cn. In February 1998, we re-launched our Website under the domain name Sohu.com and, in September 1999, we renamed our company Sohu.com Inc. On July 17, 2000, we completed our IPO on NASDAQ trading under the symbol “SOHU.” In 2003, Sohu.com Limited was incorporated in the Cayman Islands as a direct wholly-owned subsidiary of Sohu.com Inc. On May 31, 2018, pursuant to a proposal (the “Liquidation Proposal”) for the dissolution of Sohu.com Inc. and adoption of a plan of complete liquidation and dissolution of Sohu.com Inc. that was approved by the stockholders of Sohu.com Inc. at a special meeting of stockholders held on May 29, 2018, Sohu.com Inc. was dissolved, all outstanding shares of the common stock of Sohu.com Inc. were delisted and cancelled, and ADSs representing all outstanding ordinary shares of Sohu.com Limited were distributed on a share-for-share basis to the stockholders of Sohu.com Inc. On June 1, 2018 our ADSs began trading on the NASDAQ Global Select Market under the same “SOHU” symbol in place of the common stock of Sohu.com Inc. Sohu.com Limited replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group. The Liquidation Proposal is described in detail in Sohu.com Inc.’s and our joint proxy statement/prospectus filed with the SEC on April 23, 2018.

In 2006, we undertook a reorganization of our search and search-related businesses. As part of the reorganization, we transferred most of our search and search-related businesses to Sogou Inc., a Cayman Islands company that was incorporated in 2005 by us. In 2010, we undertook another reorganization in preparation for Sogou’s issuance of Sogou Pre-IPO Series A Preferred Shares in a financing transaction, and transferred other businesses and employees related to the search and search-related businesses to Sogou. On November 13, 2017, Sogou completed its IPO on NYSE, trading under the symbol “SOGO.”

In 2007, we reorganized our online games business. As part of the reorganization, Changyou.com Limited was incorporated in the Cayman Islands on August 6, 2007 as our indirect wholly-owned subsidiary to hold the PC games business of the Group. We transferred to Changyou, effective December 1, 2007, all of the assets and operations relating to the PC games business, and Changyou assumed all the liabilities associated with our games business. On April 2, 2009, Changyou completed its IPO on NASDAQ, trading under the symbol “CYOU.”

Our principal executive offices are located at Sohu.com Media Plaza, No. 2, Kexueyuan South Road, Haidian District, Beijing, 100190, People’s Republic of China. Our telephone number at this address is +86 10-6272-6666. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

BUSINESS OVERVIEW

We are a leading Chinese online media, search and game service group providing comprehensive online products and services on PCs and mobile devices in China. Our businesses are conducted by the Sohu Group, which consists of Sohu, Sogou and Changyou. Sogou and Changyou are our indirect controlled subsidiaries. Sohu is a leading Chinese language online media content and services provider, Sogou is an innovator in search and a leader in China’s Internet industry, and Changyou is a leading online game developer and operator in China that engages primarily in the development, operation, and licensing of online games for PCs and mobile devices. Most of our operations are conducted through our China-based subsidiaries and VIEs.

Through the operation of Sohu, Sogou and Changyou, we generate online advertising revenues, including brand advertising revenues and search and search-related advertising revenues; online games revenues; and other revenues. Online advertising and online games are our core businesses. For the year ended December 31, 2018, total revenues generated by Sohu, Sogou and Changyou were approximately $1.88 billion, including total brand advertising revenues of $231.9 million, total search and search-related advertising revenues of $1.02 billion, total online game revenues of $389.8 million, and total other revenues of $238.8 million.

Sohu: total revenues generated by Sohu were $274.2 million.

•	$212.2 million in brand advertising revenues, of which $127.3 million was from Sohu Media Portal, $53.8 million was from Sohu Video, and $31.1 million was from Focus; and

•

$62.0 million in other revenues, mainly attributable to revenues from paid subscription services, interactive broadcasting services, and content provided through the platforms of the three main telecommunications operators in China.

Sogou: total revenues generated by Sogou were $1.12 billion.

•	$1.02 billion in search and search-related advertising revenues; and

$100.5 million in other revenues, attributable to Sogou’s offering of IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties and the provision of online reading services, as well as Sogou’s offering of other products and services, including smart hardware products.

Changyou: total revenues generated by Changyou were $485.8 million.

•	$389.8 million in online game revenues, of which $236.7 million was from PC games, $151.7 million was from mobile games, and $1.3 million was from games other than PC games and mobile games;

•	$19.7 million in brand advertising revenues, mainly attributable to Changyou’s 17173.com Website; and

•	$76.3 million in other revenues attributable to Changyou’s cinema advertising business and IVAS business.

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users, over our matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices, such as PCs, mobile phones and tablets. The majority of our products and services are provided in China through Sohu Media Portal, Sohu Video and Focus.

•

Sohu Media Portal. Sohu Media Portal is a leading online news and information provider in China. It provides users with access to comprehensive content through the mobile phone application Sohu News APP, www.sohu.com for PCs and the mobile portal m.sohu.com;

•	Sohu Video. Sohu Video is an online video content and service provider in China through tv.sohu.com for PCs and the mobile phone application Sohu Video APP; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in China.

Revenues generated by the brand advertising business are classified as brand advertising revenues in our consolidated statements of comprehensive income.

Other Sohu Business

Sohu also engages in the other business, which consists primarily of paid subscription services, interactive broadcasting services, and content provided through the platforms of the three main telecommunications operators in China. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.

Sogou’s Business

Search and Search-related Business

The search and search-related business consists primarily of search and search-related advertising services offered by Sogou. Search and search-related advertising services enable advertisers’ promotional links to be displayed on Sogou’s search results pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. Sogou’s advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. Our search and search-related business benefits from Sogou’s collaboration with Tencent, which provides Sogou access to traffic and content generated from products and services provided by Tencent.

Revenues generated by the search and search-related business are classified as search and search-related advertising revenues in our consolidated statements of comprehensive income.

Other Sogou Business

Sogou also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties and the provision of online reading services, and offers other products and services, including smart hardware products. Revenues generated by Sogou from other business are classified as other revenues in our consolidated statements of comprehensive income.

Initial Public Offering of Sogou

On November 13, 2017, Sogou completed its IPO on the NYSE, trading under the symbol “SOGO.”

Sogou’s Ordinary Shares are divided into Sogou Class A Ordinary Shares and Sogou Class B Ordinary Shares. Holders of Sogou Class A Ordinary Shares and holders of Sogou Class B Ordinary Shares have identical rights with the exception of voting and conversion rights. Each Sogou Class A Ordinary Share is entitled to one vote per share and is not convertible. Each Sogou Class B Ordinary Share is entitled to ten votes per share and is convertible into one Sogou Class A Ordinary Share at any time.

Sogou issued and sold in its IPO 50,643,856 Sogou Class A Ordinary Shares represented by 50,643,856 ADSs, including 5,643,856 Sogou Class A Ordinary Shares represented by 5,643,856 ADSs sold pursuant to the exercise of the underwriters’ over-allotment option. Proceeds to Sogou from the IPO were approximately $622.1 million, after deducting underwriting discounts and commissions and offering expenses.

Following the completion of Sogou’s IPO, pursuant to the Voting Agreement, we have the right to appoint a majority of Sogou’s Board of Directors, and we continue to consolidate Sogou in our financial statements and provide for noncontrolling interests reflecting ordinary shares in Sogou held by shareholders other than us.

In the fourth quarter of 2017, we recognized a one-time gain of $278.4 million in shareholders’ equity in our consolidated balance sheets to reflect the increase in the value of our equity in Sogou that resulted from the completion of Sogou’s IPO.

Voting Agreement between Sohu, Tencent and Sogou

Pursuant to the Voting Agreement, Sohu and Tencent agreed that, subject to certain exceptions, (1) within three years following the completion of Sogou’s IPO, Sohu will vote all Sogou Class B Ordinary Shares and any Sogou Class A Ordinary Shares held by it and Tencent will vote 45,578,896 of its Sogou Class B Ordinary Shares to elect a Board of Directors consisting of seven directors, four of whom will be appointed by Sohu, two of whom will be appointed by Tencent, and the seventh of whom will be Sogou’s then chief executive officer, and (2) after three years following the completion of Sogou’s IPO, Sohu will be entitled to choose to change the size and composition of Sogou’s Board of Directors, subject to Tencent’s right to appoint at least one director. The effect of these provisions is to give Sohu the power to appoint a majority of Sogou’s Board of Directors, and to give Tencent the power to appoint two directors within three years following the completion of Sogou’s IPO and at least one director after three years after the completion of Sogou’s IPO. The Voting Agreement also provides that, subject to certain conditions, for so long as Sohu and Tencent together hold more than 50% of the total voting power of the Sogou Class A Ordinary Shares and the Sogou Class B Ordinary Shares, Sohu or Tencent may remove and replace any director appointed by it. These provisions of the Voting Agreement are also reflected in Sogou’s Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

Due to the additional voting power of the Sogou Class B Ordinary Shares held by Sohu and Tencent, as of the date of this report Sohu holds approximately 33% of the total of Sogou’s outstanding Class A and Class B Ordinary Shares and controls approximately 44% of the total voting power of the combined total of Sogou’s outstanding Class A and Class B Ordinary Shares; Tencent has an indirect shareholding of approximately 38% of the total of Sogou’s outstanding Class A and Class B Ordinary Shares and controls approximately 52% of the total voting power of the combined total of Sogou’s outstanding Class A and Class B Ordinary Shares; and Sohu and Tencent together have the power to decide all matters that may be brought to a vote of Sogou’s shareholders.

The Voting Agreement and Sogou’s Amended and Restated Articles of Association also specify that for so long as Sohu or Tencent holds not less than 15% of Sogou’s issued shares (calculated on a fully diluted basis), consent from the holder of 15% or more (either or both of Sohu or Tencent, as the case may be) will be required (1) to amend Sogou’s Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, (2) to make material changes in Sogou’s principal lines of business, (3) to issue any additional Sogou Class B Ordinary Shares, (4) to create any new class or series of shares that is pari passu with or senior to the Sogou Class A Ordinary Shares, (5) for Sogou to approve a liquidation, dissolution or winding up of Sogou, or a merger or consolidation resulting in a change in control, or any disposition of all or substantially all of Sogou’s assets, or (6) for Sogou to enter into any transactions with affiliates of Sohu, other than in the ordinary course of business. Of these corporate actions that are subject to consent of Sohu or Tencent (as applicable), shareholder approval is required under the Companies Law of the Cayman Islands for any amendment of Sogou’s Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, any winding-up of Sogou Inc., or any merger or consolidation with a third-party entity. The Voting Agreement and Sogou’s Amended and Restated Articles of Association further provide that if Sogou’s shareholders have voted in favor of any of these actions requiring the approval of Sogou’s shareholders but consent from Sohu or Tencent (as applicable) has not been obtained, then the holders of all classes of Sogou’s shares who have voted against such action will be deemed to have such number of votes as are equal to the aggregate number of votes cast in favor of such actions plus one additional vote. Under these provisions of the Voting Agreement and Sogou’s Amended and Restated Articles of Association, if an action is proposed for which the consent of either Tencent or Sohu is required, the failure to obtain the consent of Tencent or Sohu will have the effect of the proposed action’s not being approved, even if Sogou’s other shareholders approve it.

The Voting Agreement and Sogou’s Amended and Restated Articles of Association also specify that if at any time Sohu alone holds more than 50% of the total voting power of the Sogou Class A Ordinary Shares and Class B Ordinary Shares, the voting arrangements with respect to the size and composition of Sogou’s Board of Directors will be automatically suspended until such time within five years after the completion of Sogou’s IPO as Sohu’s voting power again drops to 50% or less, in which case the original voting arrangements will be reinstated, provided that Tencent will only be required to vote the lower of 45,578,896 Sogou Class B Ordinary Shares held by it or such number as would give Sohu combined voting power of 50.1%. If such a suspension continues after the fifth anniversary of the completion of Sogou’s IPO, the voting arrangements with respect to the size and composition of Sogou’s Board of Directors will terminate.

All of the Sogou Class B Ordinary Shares held by Sohu will be converted into Sogou Class A Ordinary Shares if there is a transaction resulting in change of control of Sohu that was not approved by Sohu’s board of directors, if specified competitors of Tencent control Sohu, or if a majority of Sohu’s board of directors consist of nominees of specified competitors of Tencent. The provisions with respect to the size and composition of Sogou’s Board of Directors set out in the Voting Agreement and Sogou’s Amended and Restated Articles of Association will terminate upon occurrence of any such event. Such arrangements will also terminate (1) if Dr. Charles Zhang, the chairman of the board of directors of Sohu and the chief executive officer, both ceases being the chairman of the board of directors of Sohu and ceases being the single largest beneficial owner of Sohu’s outstanding shares; (2) if Sohu transfers 30% or more of the Sogou Class B Ordinary Shares that Sohu held upon the completion of Sogou’s IPO; (3) if Sogou fails to provide irrevocable instructions to the person maintaining Sogou’s register of members to accept instructions from Tencent, under certain circumstances, with respect to the conversion of Sogou Class B Ordinary Shares held by Sohu; (4) or Sogou changes, without Tencent’s consent, the person that maintains Sogou’s register of members; (5) or if Tencent ceases to own any Sogou Class B Ordinary Shares.

Under the Voting Agreement, Sohu and Tencent are subject to certain restrictions on transfer of their Sogou Class A and Class B Ordinary Shares. In particular, a transfer of Sogou Class B Ordinary Shares by either Sohu or Tencent, respectively, to any person or entity that is not a direct or indirect wholly-owned subsidiary of Sohu or Tencent, respectively, will cause such Sogou Class B Ordinary Shares to be converted into Sogou Class A Ordinary Shares.

Voting Agreement between Sohu, Photon and Sogou Management

Sohu may be deemed to have beneficial ownership attributable to shared voting power of Sogou Class A Ordinary Shares beneficially owned by Photon Group Limited (“Photon”), an investment vehicle of our Chairman and Chief Executive Officer Charles Zhang, Sogou’s chief executive officer Xiaochuan Wang, and certain other members of the Sogou management as a result of a voting agreement by and among Sohu, Photon, Mr. Wang, and the other members of Sogou management, pursuant to which Photon, Mr. Wang, and the other members of Sogou Management have agreed to vote their Sogou Class A Ordinary Shares (not including shares acquired by Mr. Wang in the public market following Sogou’s IPO) to elect Sohu’s designees to Sogou’s Board of Directors.

Sogou’s Share Structure

As of December 31, 2018, Sogou had a combined total of 397,158,375 Sogou Class A and Class B Ordinary Shares issued and outstanding, consisting of:

(i)

Sohu.com Limited: 127,200,000 Sogou Class B Ordinary Shares held by Sohu for its own account, and 3,717,250 Sogou Class A Ordinary Shares held by Sohu for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards;

(ii)	Tencent: 151,557,875 Sogou Class B Ordinary Shares;

(iii)	Photon, an investment vehicle of the Sohu Group’s Chairman and Chief Executive Officer Charles Zhang: 24,686,863 Sogou Class A Ordinary Shares; and

(iv)	Shareholders other than Sohu, Tencent, and Photon: 89,996,387 Sogou Class A Ordinary Shares, including Sogou Class A Ordinary Shares represented by Sogou ADSs.

The totals of Sogou outstanding shares listed above include 5,805,000 Sogou Class A Ordinary Shares that are outstanding for legal purposes, but have been determined to be Sogou treasury stock for accounting purposes. See Note 17 to our audited consolidated financial statements, which begin on page F-1 of this annual report.

Changyou’s Business

Changyou’s business lines consist of the online game business; the platform channel business, which consists primarily of online advertising and IVAS; and the cinema advertising business.

Online Game Business

Changyou’s online game business offers PC games and mobile games to game players. All of Changyou’s games are operated under the item-based revenue model, meaning that game players can play the games for free, but may choose to pay for virtual items, which are non-physical items that game players can purchase and use within a game, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks. Revenues derived from the operation of online games are classified as online game revenues in our consolidated statements of comprehensive income.

PC Games

PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used. Changyou’s dominant game is TLBB, a PC based client-end game. For the year ended December 31, 2018, revenues from TLBB were $200.9 million, accounting for approximately 52% of Changyou’s online game revenues, approximately 41% of Changyou’s total revenues and approximately 11% of the Sohu Group’s total revenues.

Mobile Games

Mobile games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a mobile game, Legacy TLBB Mobile, which is operated by Tencent under license from Changyou. For the year ended December 31, 2018, revenues from Legacy TLBB Mobile were $102.6 million, accounting for approximately 26% of Changyou’s online game revenues, approximately 21% of Changyou’s total revenues, and approximately 5% of the Sohu Group’s total revenues.

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website and RaidCall. Prior to the sale of MoboTap in March 2018, Changyou’s platform channel business also included MoboTap.

17173.com Website

The 17173.com Website provides news, electronic forums, online videos and other information services regarding online games to game players in China. All revenues generated by the 17173.com Website are classified as brand advertising revenues.

RaidCall

RaidCall provides online music and entertainment services, primarily in Taiwan. IVAS revenues generated by RaidCall are classified as other revenues in our consolidated statements of comprehensive income.

Cinema Advertising Business

Changyou also operates a cinema advertising business, which consists primarily of the acquisition from operators of movie theaters, and the sale to advertisers, of pre-film advertising slots, which are advertisements shown before the screening of a movie in a cinema theatre. Revenues generated by Changyou’s cinema advertising business are classified as other revenues in our consolidated statements of comprehensive income.

Changyou’s Share Structure

As of December 31, 2018, Changyou had a combined total of 106,501,420 Changyou Class A and Class B Ordinary Shares issued and outstanding, consisting of:

(i)	Sohu.com Limited.: 1,500,000 Changyou Class A Ordinary Shares and 70,250,000 Changyou Class B Ordinary Shares;

(ii)	Public shareholders: 34,751,420 Changyou Class A Ordinary Shares represented by ADSs.

As of December 31, 2018 and the date of this report, we held and hold approximately 67% of the combined total of Changyou’s outstanding ordinary shares, and controlled and control approximately 95% of the total voting power in Changyou. As Changyou’s controlling shareholder, we consolidate Changyou in our financial statements and provide for noncontrolling interests reflecting ordinary shares in Changyou held by shareholders other than us.

PRODUCTS AND SERVICES

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users, over our matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices, such as PCs, mobile phones and tablets. The majority of our products and services are provided through Sohu Media Portal, Sohu Video and Focus.

Sources

Sohu Media Portal

Sohu Media Portal is a leading online news and information provider in China. We provide users comprehensive content by aggregating content from other media organizations and partnering with independent contributors, and also use content generated by our in-house editorial teams. We use algorithms to recommend to users personalized content that may interest them. We provide content through www.sohu.com for PCs, the mobile phone application Sohu News APP and the mobile portal m.sohu.com.

Sohu Video

Sohu Video is an online video content and service provider in China. We deliver premium purchased video content, self-developed video content, and UGC. PGC is a sub-category of UGC where the content is made by a large group of professional or semi-professional content studios. We provide users free access to the majority of our extensive and comprehensive video content library, which includes popular domestic and overseas television dramas, variety shows, movies, animations, PGC, documentaries, interactive broadcasting, and self-developed video content. We also offer selected fee-based content, which includes overseas television dramas, self-developed video content, and movies. Users can access our video content via PCs through tv.sohu.com, or via mobile devices by visiting our mobile video site or installing Sohu Video APP, our mobile video application.

Focus

Focus (www.focus.cn) is an online real estate information and services provider in China. Focus provides diversified online content consisting of new homes for sale, properties for re-sale and home furnishing services, and other comprehensive services and solutions for real estate developers, house seekers and homeowners. Focus has also developed a transaction platform to offer online and offline services that facilitate the purchase of new homes by buyers.

Business Model

In the brand advertising business, we enjoy a strong competitive position as one of the leading Internet companies in China. Through the platforms described above, we have built a sizeable user base through good user experiences provided by our products and services. This user base is appealing to advertisers. Through PCs and mobile devices, we provide advertisement placements to our advertisers on different Internet platforms and in different formats, which include banners, links, logos, buttons, full screen, pre-roll, mid-roll, post-roll video screens, pause video screens, loading page ads, news feed ads and in-feed video infomercial ads. We rely on both direct sales by our internal sales force and sales by advertising agents for advertising on our Internet platforms. Our advertisers include multinational companies and Chinese domestic medium-sized and small companies.

Currently we have three main types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model, and the Cost Per click (“CPC”) model.

Fixed Price model

Under the Fixed Price model, a contract is signed to establish a fixed price for the advertising services to be provided. Given that advertisers benefit from displayed advertisements evenly over the period the advertisements are displayed, we recognize revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

CPM model

Under the CPM model, the unit price for each qualifying display is fixed and stated in the contract with the advertiser. A qualifying display is defined as the appearance of an advertisement, where the advertisement meets criteria specified in the contract. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with our pricing practices for similar advertisers, we recognize revenue based on the fixed unit prices and the number of qualifying displays upon their occurrence, provided all revenue recognition criteria have been met.

CPC model

Under the CPC model, there is no fixed price for advertising services stated in the contract with the advertiser and the unit price for each click is auction-based. We charge advertisers on a per-click basis, when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in consistence with our pricing practices with similar advertisers, we recognize revenue based on qualifying clicks and the unit price upon the occurrence of the clicks, provided all revenue recognition criteria have been met.

Other Sohu Business

Sohu also engages in the other business, which consists primarily of paid subscription services, interactive broadcasting services, and content provided through the platforms of the three main telecommunications operators in China. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.

Sogou’s Business

Search and Search-related Business

Products and Services for Users

Sogou’s suite of products and services for users focuses on search and search related services that cover a wide variety of use cases, from online search to input methods.

Sogou Search

Sogou Search makes information easily accessible for Chinese Internet users. Through Sogou Search, Sogou enables its users to conveniently find relevant, high quality, and comprehensive information anytime, anywhere. Sogou Search offers users general and vertical search services through its website sogou.com and its mobile search application. In addition, Sogou Search is the default general search engine for popular Internet portals such as qq.com and sohu.com, and popular browsers such as the Mobile QQ Browser and the Sogou Browser. Sogou Search was the second largest search engine in China with an 18.5% market share by mobile queries in December 2018, according to CTR.

Sogou Search strives to offer differentiated content in its search products and services in order to improve its search results and provide an enhanced search experience for its users. Through collaborations with industry-leading content providers, it offers a variety of vertical search services. For example, Sogou Weixin Search is the sole general search engine with access to search all content published on Weixin Official Accounts. Sogou Healthcare Search provides authoritative healthcare information through collaboration with national healthcare authorities and third-party healthcare information platforms. Sogou English is the cross-language search service that enables Chinese users to discover English content on the Internet by querying in Chinese and reading content that Sogou has translated into Chinese. Through a collaboration with Zhihu, the leading online knowledge-sharing platform in China according to iResearch, Sogou provides users with up-to-date knowledge, experience, and insights shared within the Zhihu Community.

Sogou Input Method

Sogou Input Method, the first cloud-based Chinese language input software, was launched in 2006 and has become an indispensable Chinese language input software tool for PC and mobile users. Sogou Input Method had achieved a penetration rate of 98% among PC Internet users in China in December 2018, according to iResearch. It was the second most widely used PC software in China by DAU and the number one Chinese language input software for PC users in terms of MAU in December 2018, according to iResearch, with 242 million PC MAU. Sogou Mobile Keyboard, the mobile application of Sogou Input Method, had achieved a penetration rate of over 66% among mobile users of third-party Chinese language input applications in December 2018, according to iResearch. It was the third most widely used mobile application in China by DAU and the number one Chinese language input application for mobile users in terms of MAU in December 2018, according to iResearch, with 558 million mobile MAU. Sogou’s core AI technologies, including voice, translation and conversation, have driven product innovation for Sogou Mobile Keyboard by providing more intelligent user interactions and expressions. Sogou Mobile Keyboard processed as many as up to 540 million voice inputs in the fourth quarter of 2018, handled millions of translation requests per day, and provided many AI-enabled functions such as SmartShare, which generates a diverse range of automated personalized response options for user chats. Sogou Mobile Keyboard possesses a large library of language data, with over 100 billion Chinese character inputs per day that Sogou’s users have generated across a wide variety of Internet use cases, such as social media, news, entertainment, shopping, travel, and financial services.

Other Products

Sogou Browser

Sogou Browser is designed to make Web navigation fast and easy. Sogou continually upgrades the browser to expand functionality from a browsing tool to a content distribution platform for an enriched user experience. In addition to a range of vertical services, Sogou also provides personalized newsfeeds leveraging Sogou’s big data capabilities based on users browsing habits and history.

Sogou Web Directory

Sogou Web Directory, a content aggregation and distribution platform, is a one-stop shop for navigation of the Chinese Web.

Sogou Translation

Sogou Translation incorporates neural machine translation technology and a massive linguistic database to deliver language translation. It is web-based and also available as a mobile application. In addition to written text translation, the Sogou Translation mobile application supports speech, Optical Character Recognition, and augmented reality translation.

Monetization

Sogou generates revenue primarily from its search and search-related advertising services. Search and search-related advertising services enable advertisers’ promotional links to be displayed on Sogou’s search result pages and other properties and third parties’ Internet properties where the links are relevant to search queries and such properties. Sogou’s large user base and big data capabilities allow Sogou to enhance the effectiveness of its targeted advertising services, thereby strengthening its monetization capabilities.

Search and search related advertising services consist primarily of auction-based pay-for-click services, for which Sogou charges advertisers on a per click basis when users click on the advertisers’ promotional links displayed on Sogou’s and third parties’ Internet properties.

Other Sogou Business

Sogou also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties and the provision of online reading services, and offers other products and services including smart hardware products. Revenues generated by Sogou from the other business are classified as other revenues in our consolidated statements of comprehensive income.

Changyou’s Business

Online Game Business

Business Model

Changyou’s game players typically access Changyou’s games through personal computers and mobile devices, such as mobile phones and tablets, connected to the Internet. In order to access Changyou’s PC games, game access software must be installed in the computer being used. Game players using PCs can typically download Changyou’s game access software, interim updates and expansion packs directly from its main game Website. Game players access Changyou’s mobile games by downloading its mobile game applications, primarily from third-party mobile application stores or, to a lesser extent, from Changyou’s game Website. Prior to the sale of Shenzhen 7Road in August 2015, Changyou’s online games also included Web games, which became a relatively insignificant part of its online games business following the sale.

Changyou’s online games include a variety of game genres, including MMORPGs and advanced casual games such as collectible card games (“CCGs”). Changyou is also developing, and plans to expand its game portfolio with, additional types of advanced casual games, such as MOBAs and simulation games (“SLGs”). MMORPGs allow a large number of players to take on the role of a character and interact with one another within a virtual world. Advanced casual games include CCGs, in which players collect cards and compete to win by using card sets with different functions; MOBAs, in which a player can join a team and work with his or her teammates to compete in a mapped field in order to achieve a common goal; and SLGs, in which players can control, manage and use game characters and items and to design and implement their own strategies to win the games.

Changyou’s games are operated under the item-based revenue model, meaning game players can play Changyou’s games for free, but may choose to pay for virtual items, which are non-physical items that game players can purchase and use within a game, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks. Through virtual items, players are able to enhance or personalize their game environments or game characters, accelerate their progress in Changyou’s games and share and trade with friends.

For players who choose to purchase virtual goods, Changyou delivers enhanced gameplay experiences and benefits, such as:

Accelerated Progress. Many of Changyou’s games offer players the option to purchase items that can accelerate their progress in the game and increase their capabilities, so that they level up more quickly and compete more effectively against others in the game. While Changyou sells many items that accelerate progress in its games, Changyou monitors and carefully balances the disparity in capabilities between paying and non-paying game players to avoid discouraging non-paying game players and to keep the game challenging and interesting for paying game players.

Enhanced Social Interaction. Changyou uses a variety of virtual items to promote interaction and to facilitate relationship-building among game players in its games.

Personalized and Customized Appearance. Many of Changyou’s games offer players the option to purchase decorative and functional items to customize the appearance of their characters, pets, vehicles, houses and other in-game possessions to express their individuality.

Gifts. Many of Changyou’s games offer players the option to purchase gift items to send to their friends. Examples of gift items include decorative items and time-limited items for special holiday events and festivals, such as Valentine’s Day, Spring Festival (Chinese New Year) and Christmas.

Changyou’s online game business includes games that it self-operates and games that it licenses out to third-party operators.

Self-Operated Games

For self-operated games, Changyou determines the price of virtual items based on the demand or expected demand for such virtual items. Changyou may change the pricing of certain virtual items based on its consumption patterns. Changyou hosts the games on its own servers and is responsible for sales and marketing of the games as well as customer service. Changyou’s self-operated games include PC games and mobile games developed in house as well as PC games and mobile games that Changyou licenses from or jointly develops with third party developers.

Licensed-Out Games

Changyou also authorizes third parties to operate its online games. In 2016 and 2018, Changyou entered into an agreement with Tencent pursuant to which Changyou granted an exclusive license to Tencent to distribute and operate within China its mobile game Legacy TLBB Mobile and Xuan Yuan Jian, which were launched in May 2017 and October 2018, respectively. Changyou has also licensed other third-party operators to distribute and operate within China certain of its other mobile games, including Legend of Sword and Fairy 5. In addition, Changyou licenses its PC game TLBB and mobile games Legacy TLBB Mobile, TLBB 3D and Fengyun to third-party operators in selected overseas markets outside of China, including Hong Kong, Macau, Taiwan, Singapore, Malaysia, Thailand, Vietnam and South Korea.

The licensed-out games include PC games and mobile games developed in house as well as mobile games licensed from and jointly developed with third-party developers. Under Changyou’s licensing arrangements with third-party operators, the operators pay Changyou upfront license fees and Changyou has revenue sharing rights over the terms of the licenses. The licenses are typically for a term of one to three years. Changyou provides updates and expansion packs for the licensed games, typically after it launches the updates and expansion packs in China.

For licensed-out games, the third-party operators are responsible for all operations and costs, including marketing and customer service, as well as the leasing and maintenance of servers.

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website and RaidCall. Prior to the sale of MoboTap in March 2018, Changyou’s platform channel business also included MoboTap.

17173.com Website

The 17173.com Website provides news, electronic forums, online videos and other information services regarding online games to game players in China. All revenues generated by the 17173.com Website are classified as brand advertising revenues.

RaidCall

RaidCall provides online music and entertainment services, primarily in Taiwan. All revenues generated by RaidCall from IVAS are classified as other revenues in our consolidated statements of comprehensive income.

Cinema Advertising Business

Changyou also operates a cinema advertising business, which consists primarily of the acquisition, from operators of movie theaters, and the sale, to advertisers, of pre-film advertising slots, which are advertisements shown before the screening of a movie in a cinema theatre. Revenues generated by Changyou’s cinema advertising business are classified as other revenues in our consolidated statements of comprehensive income.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

We regard our patents, copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. We rely on patent, trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Before we launch any new products or services, we generally apply for registration of related patents, trademarks, and software copyrights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. The laws of the PRC and certain other countries do not protect intellectual property to the same extent as do the laws of the United States.

We have been issued 1,094 patents in China and 40 patents in countries and regions outside of China covering inventions, utility models, and designs; we have 1,560 patent applications currently pending in China and 109 patent applications currently pending in countries and regions outside of China; we have submitted 90 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual property.

We have registered three service marks with the U.S. Patent and Trademark Office, consisting of Sohu.com, registered on August 1, 2000; Sohu.com (stylized), registered on August 1, 2000; and Sohu, registered on June 13, 2000. We have registered 4,253 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including the mark “SOHU.com,” and such marks relating to our products as Sohu.com logos, Sohu Fox logos, GoodFeel logos, Go2Map, Sogou logos, Sohu Focus, TLBB, ChangYou.com, cyou.com, TL logos, Blade Online, 17173 and their corresponding Chinese version marks; and we are in the process of applying for the registration of 933 other trademarks. We are the registered owner of 455 registered trademarks and have also applied for 344 trademarks in countries and regions outside of China. In addition, we are in the process of applying for recognition of certain of our marks as famous Beijing trademarks and well-known Chinese trademarks. We also filed registration of trademarks relating to our subsidiary companies’ names and Changyou’s online games and other businesses in various countries and regions, such as the United States, European Union, Turkey, Japan, South Korea, Malaysia, Indonesia, Vietnam, Thailand, Brazil, Taiwan and Hong Kong. Our rights to these marks could be affected adversely if any of our applications are rejected. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion. In addition, if Changyou is unable to agree on relevant renewal terms for the existing licenses from the estate of Louis Cha for Changyou’s mobile games TLBB 3D and Legacy TLBB Mobile and for Changyou’s PC game TLBB, Changyou could lose the rights to trademarks related to Tian Long Ba Bu. See “Risk Factors—Risks Related to Changyou.com Limited—Risks Relating to Changyou’s Business and Industry—Overall Risks—Changyou may need to incur significant expenses to enforce its proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed” and “—Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business” in Item 3.

We are the registered owner of 769 software copyrights and 439 copyrights for works in China, each of which we have registered with the State Copyright Bureau of China and its local branches.

We own the rights to 480 domain names that we use in connection with the operation of our business, including the Sohu, Sogou, and Changyou websites.

Many parties are actively developing chat, search, Web directory and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in the areas of e-commerce, Web-based information indexing and retrieval and online direct marketing. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims, from time to time, relating to the intellectual property of others in the ordinary course of our business. See “Item 8. Financial Information—Legal Proceedings”.

We also intend to continue licensing technology from third parties. The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed and integrated.

TECHNOLOGY INFRASTRUCTURE

The Sohu Group has built what we believe is a reliable and secure network infrastructure, that will fully support our operations. We have professional technical support teams to maintain our current technology infrastructure and online operating platform, as well as develop new software features to further enhance the functionality of our management and security systems. We monitor the operation of our server network 24 hours a day, seven days a week. Our remote control system allows us to track our concurrent online users in real time, and discover and fix hardware or software problems on our server network in a timely fashion.

Content and Services provided by Sohu

As of December 31, 2018, Sohu maintained approximately 15,000 servers in China. To fully support the operation of Sohu’s content and services, Sohu established these data centers primarily through China Mobile, China United Network Communication Group Company Limited (“China Unicom”), and China Telecom Corporation (“China Telecom”), which are the three largest Internet connection service providers in China, to support most of Sohu’s core services. In addition, Sohu has established branch nodes in different provinces throughout China through different telecommunication operators in order to establish national coverage and provide fast and stable access to Sohu’s Internet platforms properties to users across China. In addition, Sohu has developed cooperation with several smaller private Internet service providers.

Sohu has developed close working relationships with China Mobile, China Unicom, China Telecom and smaller-size telecommunication operators. Sohu’s operations depend on the ability of China Mobile, China Unicom, and China Telecom to protect Sohu’s systems against damage from fire, power loss, telecommunications failure, break-ins and other events. These telecommunication operators provide Sohu with support services twenty-four hours per day, seven days per week. They also provide connectivity for Sohu’s servers through multiple high-speed connections. All facilities are protected by Uninterruptible Power Supplies.

For reliability, availability, and serviceability, Sohu has created an environment in which each server can function independently. Key components of Sohu’s server architecture are served by multiple redundant machines. Sohu also uses in-house and third-party monitoring software. Sohu’s reporting and tracking systems generate daily traffic, demographic and advertising reports. Sohu deploys load balance equipment and cloud computing to avoid single point failure.

Sohu’s operations must accommodate a high volume of traffic and deliver frequently updated information. Components or features of Sohu’s products and services have in the past suffered outages or experienced slower response times because of equipment or software down time. These events have not had a material adverse effect on Sohu’s business to date, but such events could have a material adverse effect in the future.

Content and Services provided by Sogou

As of December 31, 2018, Sogou owned approximately 33,000 servers located in eight Internet data centers in China. Sogou has also obtained what it believes is a sufficient amount of connectivity bandwidth to meet the current and anticipated needs of its operations, and has established a large-scale GPU service cluster to provide computing power for its AI technologies.

Online Games provided by Changyou

Changyou supports its operations with a network of reliable and secure physical and cloud-based servers that have fully supported its operations for many years. As of December 31, 2018, Changyou maintained for its online game business approximately 4,000 physical servers that are located in Internet data centers in 13 major cities in China, and 3,500 cloud-based servers that are spread across mainland China, Hong Kong, other Asia-pacific regions, Europe and North America. In order to enhance Changyou’s game players’ experience and to improve connectivity, Changyou has located its physical game servers in a number of regions throughout China. This allows its players to connect to the nearest servers that are located in their region without exchanging data across the national backbone network. Furthermore, to ensure high quality services for its game players, Changyou works with leading domestic cloud technology firms to provide efficient and stable game services using cloud-based resources.

MARKETING

We are a leading Chinese online media company and our brand effectively provides us with built-in word-of-mouth marketing. While we have significantly benefited from recognition of our brand in China, in 2018 we rolled out online and offline marketing campaigns to further promote our brand and products. We have online marketing such as advertising-for-advertising barter activities with other media companies to maintain our brand awareness, and we access online social media such as Weibo to promote our self-produced video programs. For offline marketing channels, we work closely with mobile application stores as well as performance-based online advertising platforms. Moreover, to strengthen our precision marketing, we reach out and seek cooperation with market-dominant mobile phone manufacturers to pre-install our mobile APPs into certain models of their mobile phones. Such partnerships enable us to target different user groups by gender, demographics, age, and other categories.

COMPETITION

The Internet and Internet-related markets in China are rapidly evolving. We believe the rapid increase in China’s online population will draw more attention to the PRC Internet market from both domestic and multinational competitors. Our existing competitors may in the future achieve greater market acceptance and gain additional market share. It is also possible that new competitors may emerge and acquire significant market share. In addition, our competitors may leverage their existing Internet platforms to cross-sell newly launched products and services. It is also possible that, as a result of deficiencies in legal protections afforded intellectual property in the Internet industry in China, or inadequate enforcement of existing PRC laws protecting such intellectual property, we may not be able to prevent existing or new competitors from accessing and using our in-house developed Web content or technologies.

Competition for Sohu’s Business

In the PRC Internet space, competition for brand advertising business is intense and is expected to increase significantly in the future. We compete with our peers and competitors in China primarily on the following basis:

•	access to financial resources;

•	gateway to host of Internet users activities;

•	technological advancements;

•	attractiveness of products;

•	brand recognition;

•	volume of traffic and users;

•	quality of Internet platforms and content;

•	quality and quantity of purchased video content, self-developed video content, and user-generated content;

•	strategic relationships;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	talent of staff; and

•	pricing.

Over time, our competitors may gradually build certain competitive advantages over us in terms of:

•	greater brand recognition among Internet users and clients;

•	better products and services;

•	larger user and advertiser bases;

•	more extensive and well developed marketing and sales networks; and

•	substantially greater financial and technical resources.

There are a number of existing or new PRC Internet companies, including those controlled or sponsored by private entities and by PRC government entities. As an Internet portal, we compete with various portals, including Alibaba, Baidu, and Tencent, the three dominating Internet Companies, as well as Autohome, BitAuto, Century Cruises (formerly known as Giant Interactive Group Inc.), Da Xing (formerly known as Perfect World Co., Ltd.), Google, IGG Inc., iQIYI, Kalends Inc., Kingsoft, Leju, Microsoft, NetDragon, NetEase, Ourpalm Corporate limited, Phoenix, Qihoo, Qutoutiao, Shulong Technologies (formerly known as Shanda Games Limited), Sina, SouFun, TouTiao.com, UCWeb, Youku Tudou, and YY.

We also compete with traditional forms of media, such as newspapers, magazines, radio and television, for advertisers, advertising revenues and content. Some of these traditional media, such as CCTV, Xinhua News Agency and People’s Daily, have extended their businesses into the Internet market. As a result, we expect to face more intense competition with traditional media companies in both their traditional media and in the Internet-related markets.

Competition for Sogou’s Business

Sogou’s business consists primarily of search and search-related services. Sogou faces intense competition in these areas primarily from Baidu and ShenMa. Sogou also faces competition for both users and advertisers from websites that provide specialized search services in China, including travel services and information platforms such as Ctrip and Qunar; group-buy platforms such as Meituan Dianping; online classified advertisement platforms such as 58.com; and newsfeeds such as Toutiao. Sogou competes for advertisers not only with Internet companies, but also with other types of advertising media such as newspapers and magazines, billboards and bus advertisements, television, and radio.

Sogou’s existing and potential competitors compete with Sogou for users and advertisers on the basis of the quality and quantity of search results; the features, availability, and ease of use of products and services; and the number and quality of advertising distribution channels. They also compete with Sogou for talent with technological expertise, which is critical to the sustained development of Sogou’s products and services.

Competition for Changyou’s Business

Online Game Business

In the online game industry, Changyou competes principally with the following three groups of competitors in China:

•	online game developers and/or operators in China that are publicly traded in the United States and in Hong Kong, including IGG Inc., Kingsoft Corporation Limited, NetEase, Inc., and Tencent;

•

other companies in China devoted to game development and/or operation that are publicly traded in China, such as 37 Interactive Entertainment(Shanghai) Technology Co., Ltd., Giant Network Group Co., Ltd., Kalends Inc., Perfect World Co., Ltd., YOOZOO GAMES Co., Ltd., or privately-held companies, usually backed by venture capital or private equity, including Shulong Technologies (formerly known as Shanda Games Limited); and

•	international competitors.

Platform Channel Business

In the platform channel business, Changyou’s game information portal operated through the 17173.com Website currently competes in China with, among others, the following game information portals:

•	Duowan.com, operated by YY Inc.; and

•	Game.sina.com.cn, operated by Sina Corporation.

Cinema Advertising Business

In the cinema advertising industry, Changyou competes primarily with the following competitors in China:

•	Focus Film, operated by Focus Media Group; and

•	China Movie Media Group, operated by Wanda Cinema Line, a Wanda Group company.

The existing and potential competitors in the online games industry compete with Changyou for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution network. The existing and potential competitors in the online advertising industry compete with Changyou for talent, advertiser spending, number of unique visitors, number of page views, visitors’ time spent on Websites, and quality of service. The existing and potential competitors in the cinema advertising industry compete with Changyou for cooperative relationships with operators of movie theaters that are popular among movie-goers, market share of quality pre-film advertisement slots, advertiser spending, and experienced sales and marketing personnel.

FACILITIES

Sohu

In February 2007, we purchased an office building of approximately 18,265 square meters in Beijing, for consideration of approximately $35.3 million, of which approximately 18,228 square meters have been leased to Sogou since November 2013.

In November 2009, we entered into a contract for the purchase and development of an office building of approximately 41,283 square meters in Beijing to serve as our headquarters, for consideration of approximately $162 million. The office building was placed in service in May 2013.

As of December 31, 2018, we leased office space in Beijing of approximately 2,413 square meters. We also leased office space of approximately 10,532 square meters in other cities in the PRC.

Sogou

As of December 31, 2018, Sogou leased approximately 8,469 square meters of office space in Beijing, in addition to office space that Sogou leased from Sohu. Sogou also leased office space of approximately 10,402 square meters in other cities in the PRC.

Changyou

In August 2009, Changyou purchased an office building of approximately 14,950 square meters in Beijing, for consideration of approximately $33.4 million. Since January 1, 2016, Changyou has leased out this building to third-party business tenants.

In August 2010, Changyou entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as its headquarters, for consideration of approximately $171 million. The office building was placed in service in December 2013.

As of December 31, 2018, Changyou leased additional office space in Beijing of approximately 782 square meters. Changyou also leased office space of approximately 9,185 square meters in other cities in the PRC and in other countries.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

The following description of PRC laws and regulations is based upon the opinion of Haiwen & Partners, or Haiwen, our PRC legal counsel. The laws and regulations affecting China’s Internet industry and other aspects of our business are at an early stage of development and are evolving. There are substantial uncertainties regarding the interpretation and enforcement of PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and business operations strictly comply with PRC laws and regulations. If we are found to be in violation of PRC laws and regulations by the PRC government, we may be required to pay fines, obtain additional or different licenses or permits, and/or change, suspend or discontinue our business operations until we are found to comply with applicable laws. For a description of legal risks relating to our ownership structure and business, see “Item 3—Key Information—Risk Factors.”

Overview

The Chinese government has enacted an extensive regulatory scheme governing Internet-related areas, such as telecommunications, Internet information services, international connections to computer information networks, online game services, information security and censorship.

Various aspects of the PRC Internet industry are regulated by various PRC governmental authorities, including:

•	the Ministry of Industry and Information Technology (the “MIIT”), which resulted from the merger of the former Ministry of Information Industry and other governmental departments;

•

the Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”), which was established in March 2018 and resulted from the merger of the former Ministry of Culture (the “MOC”), and the former China National Tourism Administration (the “CNTA”). The “MCT” as used in this report refers to the governmental authority that resulted from the merger, as well as to the MOC and the CNTA separately for periods prior to the merger;

•	the Ministry of Public Security (“MPS”);

•	the Ministry of Commerce (“MOFCOM”);

•

the State Administration of Market Regulation (the “SAMR”), which resulted from the merger of, and assumed the responsibilities previously held by, the State Administration for Industry and Commerce (the “SAIC”), the General Administration of Quality Supervision, Inspection and Quarantine (the “AQSIQ”) the Certification and Accreditation Administration, the Standardization Administration of China (the “SAC”), and the State Food and Drug Administration (the “SFDA”). The “SAMR” as used in this report refers to the governmental authority that resulted from the merger, as well as to the SAIC, the AQSIQ, the SAC, and the SFDA separately for periods prior to the merger;

•

the State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”) was reorganized into three separate governmental authorities, the National Radio and Television Administration (“NRTA”), the National Film Administration (the “NFA”), and the State Press Publication Administration (the “SPPA”), in March 2018. The SAPPRFT had resulted from the merger of the former General Administration of Press and Publication (the “GAPP”) with the former State Administration of Radio, Film and Television (the “SARFT”) in March 2013. The “NRTA,” the “NFA” and the “SPPA” as used in this report refer to the respective governmental authorities after the reorganization; the “SAPPRFT” as used in this report refers to the governmental authority that resulted from the merger for the period after the merger and prior to the reorganization, as well as to the GAPP and the SARFT separately for periods prior to the merger;

•	the PRC State Council Information Office (the “SCIO”);

•	the Cyberspace Administration of China (the “CAOC”); and

•	the State Administration of Foreign Exchange (the “SAFE”).

Specific Statutes and Regulations

Requirements for Establishment of WFOEs

Under the Law of the People’s Republic of China on Foreign Investment Enterprises (the “Foreign Investment Enterprises Law”), promulgated on April 12, 1986 and amended on October 31, 2000, the establishment of a WFOE was required to be approved by MOFCOM or one of its local branches. On September 3, 2016, the Foreign Investment Enterprises Law was further amended by the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws including the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, issued by the Standing Committee of the National People’s Congress, and on October 8, 2016 MOFCOM issued the Interim Measures for the Administration of Filing for Establishment and Change of the Foreign Investment Enterprises (the “Interim Filing Measures”), which were further amended on July 30, 2017 and June 29, 2018, respectively. The Foreign Investment Enterprises Law and the Interim Filing Measures provide that, with certain exceptions, the establishment of foreign-invested enterprises is only subject to certain filing requirements with, and no longer requires prior approval by, MOFCOM or its local branches.

On March 15, 2019, the Standing Committee of the National People’s Congress issued the Law of the People’s Republic of China on Foreign Investment (“Foreign Investment Law”), which will take effect as of January 1, 2020 and then replace the Foreign Investment Enterprises Law and other laws relating to foreign investment. The stated purpose of the Foreign Investment Law is expanding China’s opening-up to the outside world, promoting and regulating foreign investment, and protecting the rights and interests of foreign investors. To achieve the above purpose, it provides, for example, that treatment given to foreign investors and their investment during the investment access stage shall not be inferior to treatment afforded to PRC domestic investors and their investment except where a foreign investment is captured by the negative list. The Foreign Investment Law also provides that the state will establish an information report system, and that foreign investors or foreign invested enterprises shall submit investment information through the enterprise registration system and the enterprise credit information publicity system. However, since the Foreign Investment Law is newly promulgated, at current stage, its impact upon the current procedures required for the establishment of a foreign-invested enterprise remains unclear and is pending further clarification and guidance from the MOFCOM and other relevant governmental authorities.

Each of our WFOEs established before September 3, 2016 was established with proper approval, and we have not established any WFOEs since September 3, 2016.

Requirements for Obtaining Business Licenses

All China-based companies may commence operations only upon the issuance of a business license by the relevant local branch of the SAMR. All of our China-Based Subsidiaries and VIEs have been issued business licenses by the relevant local branches of the SAMR.

In the opinion of Haiwen, our principal China-Based Subsidiaries and principal VIEs have satisfied the requirements for business licenses.

Regulation of Value-added Telecommunications Services

The Telecommunications Regulations of the People’s Republic of China (“Telecom Regulations”), implemented on September 25, 2000 and amended on July 29, 2014 and February 2, 2016, are the primary PRC law governing telecommunication services, and set out the general framework for the provision of telecommunication services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services,” which we generally do not provide, and “value-added telecommunications services.” The Telecom Regulations define value-added telecommunications services as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business (“Catalogue”), which was issued as an attachment to the Telecom Regulations and updated in February 2003 and December 2015, identifies Internet data centers, content delivery networks, domestic Internet virtual private networks, Internet access, online data and transaction processing, on-demand voice and image communications, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, and online information and data search as value-added telecommunications services. We engage in various types of business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On July 3, 2017, the MIIT issued the Administration Measures for Telecommunications Business Operating Permits (the “Telecom License Measures”), which became effective on September 1, 2017, to supplement the Telecom Regulations and replace the previous Measures on the Administration of Telecommunications Business Operating Permits promulgated in 2009. The Telecom License Measures provide requirements and procedures for obtaining licenses for value-added telecommunications services, and stipulate that the competent governmental authorities will mandate improved credit management mechanisms for telecommunication business operators, and will establish an online platform in connection with telecommunication business operating permits. The Telecom License Measures also confirm that there are two types of telecom operating licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its Telecommunications Services Operating License.

The business activities of Sohu Internet and Sogou Information include providing content to mobile phone users through the platforms of China’s main three telecommunications operators. The business activities of Sogou Information also include providing search services to mobile phone users through the platforms of China’s main three telecommunications operators. On April 25, 2004, the MIIT issued a notice stating that China mobile network operators may only provide mobile network access to those mobile Internet service providers which have obtained licenses from the relevant local arm of the MIIT before conducting operations. On the basis of the notice, China Mobile Communication Corporation (“China Mobile”) has required each of its mobile Internet service providers to first obtain a license for trans-regional value-added telecommunications services in order to gain full access to its mobile network, which is a nationwide policy in line with a similar notice issued by the Beijing branch of China Mobile on April 12, 2004.

On August 8, 2014 and January 30, 2015, respectively, the MIIT issued to Sohu Internet and Guangzhou Qianjun Value-Added Telecommunications Services Operating Licenses that authorize the provision of trans-regional mobile services classified as value-added telecommunication services. Sohu Internet’s license was renewed on March 21, 2018, and Guangzhou Qianjun’s license was renewed on May 11, 2018. On June 2, 2016, the MIIT issued to Sogou Information the Value-Added Telecommunications Services Operating Licenses that authorize the provision of information services, Internet data centers and Internet access classified as value-added telecommunication services. The licenses are subject to the filing of annual reports, and these licenses were renewed on November 28, 2018.

Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies

Various PRC regulations currently restrict foreign-invested entities from engaging in value-added telecommunication services, including providing Internet information services and operating online games. Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (“FITE Regulations”), which were issued by the PRC State Council, or State Council, on December 11, 2001, became effective on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016. The FITE Regulations stipulate that foreign invested telecommunications enterprises in the PRC (“FITEs”) must be established as Sino-foreign equity joint ventures. Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on the FITE’s operations. On June 30, 2016, the MIIT issued an Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in the Mainland by Service Providers from Hong Kong and Macao (the “MIIT Announcement”), which provides that investors from Hong Kong and Macau may hold more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

For a FITE to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. FITEs that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (the “MIIT Notice”), which reiterates certain provisions of the FITE Regulations, was issued. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must be established and must apply for a telecommunications business license applicable to the business. Under the MIIT Notice, a domestic company that holds a license for the provision of Internet content services, or an ICP license, is considered to be a type of value-added telecommunications business in China, and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder or its shareholders. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with standards set forth in relevant PRC regulations. Our VIEs, rather than our subsidiaries, hold ICP licenses, own our domain names, and hold or have applied for registration in the PRC of trademarks related to our business and own and maintain facilities that we believe are appropriate for our business operations.

On November 27, 2017, the MIIT promulgated the Notice Regulating the Use of Domain Names in the Provision of Internet-based Information Services, or the Domain Names Notice, which became effective on January 1, 2018. Under the Domain Names Notice, a domain name used by a provider of Internet-based information services must be registered and owned by the provider or, if the provider is an entity, by a shareholder or senior management of the provider.

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we established or acquired several domestic VIEs to engage in value-added telecommunications services. For a detailed discussion of our VIEs, please refer to “Our Corporate Structure” above. Due to a lack of interpretative materials from the relevant PRC authorities, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Risks Related to Our Corporate Structure.” In order to comply with PRC regulatory requirements, we operate our main business through companies with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC Internet sector, we could be subject to severe penalties.

In the opinion of Haiwen, subject to the uncertainties and risks disclosed elsewhere in this report under the heading “Risk Factors” and “Government Regulation and Legal Uncertainties,” the ownership structures of our principal PRC Subsidiaries and our principal VIEs comply with all existing laws, rules and regulations of the PRC and each of such companies has the full legal right, power and authority, and has been duly approved, to carry on and engage in the business described in its business license.

Regulation of the Provision of Internet Content

Internet Information Services

On September 25, 2000, the State Council issued the Measures for the Administration of Internet Information Services (“ICP Measures”), which were amended on January 8, 2011. Under the ICP Measures, entities that provide information to online users on the Internet (“ICPs”) are obliged to obtain an operating license from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations described above.

The ICP Measures further stipulate that entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in conspicuous locations on their home pages. ICPs are required to police their Internet platforms and remove certain prohibited content. Many of these requirements mirror Internet content restrictions that have been announced previously by PRC ministries, such as the MIIT, the MCT, and the SAPPRFT, that derive their authority from the State Council.

Sogou Information, Sohu Internet, Focus Interactive, Guangzhou Qianjun, Shanghai ICE, Guanyou Gamespace, and Gamease hold Telecommunications and Information Services Operating Licenses (each an “ICP license”), each of which is subject to the filing of an annual report.

In 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures (“BBS Measures”). The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. On September 23, 2014, the MIIT abolished the BBS Measures in a Decision on Abolishment and Amendment Certain Regulations and Rules. However, in practice certain local authorities still require operating companies to obtain approvals or make filings for the operation of BBS services. The ICP licenses held by Sohu Internet, Sogou Information, Focus Interactive, Gamease and Guanyou Gamespace include such specific approval of the BBS services that they provide.

On December 29, 2011, the MIIT issued Several Provisions for Standardizing the Market Order of Internet Information Services (the “Several Provisions”) which took effect on March 15, 2012. With the aim of promoting the healthy development of the Internet information services market in China, the Several Provisions strengthen the regulation of the operations of Internet information service providers, including prohibiting Internet information service providers from infringing the rights and interests of other Internet information service providers, regulating evaluations provided by Internet information service providers regarding the services and products of other Internet information service providers, and regulating the installation and running of software by Internet information service providers. The Several Provisions also provide various rules to protect the interests of Internet information users, such as requesting Internet information service providers to take measures to protect the privacy information of their users and prohibiting Internet information service providers from cheating and misleading their users.

On August 25, 2017, the CAOC issued the Administration Measures for Internet Forum Community Service, effective on October 1, 2017, to regulate the provision of online interactive social network services for information dissemination. On August 25, 2017, the CAOC issued the Administration Measures for Internet Comment Thread Services, effective on October 1, 2017, regulating the provision of services by websites, applications, interactive broadcasting platforms, and other communication platforms with news and media characteristics that allow users to release text, photos, audio, and video. On February 20, 2018, the CAOC issued the Administrative Provisions on Micro-blogging and Blogging Information Services, effective on March 20, 2018, further regulating the provision of platform services for publishing and distributing information through micro-blogs and blogs. On September 7, 2017, the CAOC issued the Administration Measures for Internet Chat Group Services, effective on October 8, 2017, to regulate the provision of platform services for that allow Internet user groups to exchange information online. On September 7, the CAOC issued the Administration Measures for Internet Users’ Social Account Information Services, effective on October 8, 2017. These measures provide, among other things, that Internet platform operators providing the covered services will be responsible for the security of information and content published over their platforms, and provide enhanced requirements for user registration, information review, emergency response, and security.

On November 15, 2018, the CAOC promulgated the Provisions on the Security Assessment of Internet-based Information Services with Attribute of Public Opinions or Capable of Social Mobilization, which require that Internet information service providers that provide Internet services with the potential to influence public opinion or provoke social movement, including BBS, blog, and micro-blog services, must conduct a security self-assessment and file with the local office of the CAOC a self-assessment report regarding their such Internet services and supporting technologies, their user base characteristics, and any significant changes in user opinions and potential risks concerning public security issues.

Online News Dissemination and Online News Search Services

In May 2017, the Administrative Regulations for Internet News Information Services and Implementation Rules on the Administration of Internet News Information Services Permits (collectively the “News Regulations”) were promulgated by the CAOC to replace the Administrative Rules for Internet News Information Services promulgated by the SCIO in 2005 (the “Old News Rules”). The News Regulations stipulate that Internet news information services include production, publishing, and republishing services and platforms providing for the dissemination of news over the Internet, and specify that platforms providing for the dissemination of news over the Internet will be required to obtain an Internet news information services permit.

Requirements of News Regulations include, among other things, the following:

•	Internet news information service providers must be entities duly incorporated within the territory of the PRC;

•	Managers and chief editors of Internet news information service providers must be Chinese citizens;

•	Internet news information service providers must have personnel who have appropriate qualification and professional training;

•	Internet news information service providers must have sound Internet news information service management systems;

•	Internet news information service providers must have rigorous information security management systems;

•	Internet news information service providers must have facilities that are suitable for their proposed services, and must be adequately funded; and

•	Internet news information service providers may only republish news published by governmental news agencies and must ensure the original sources are traceable.

On July 3, 2016, the CAOC issued a Notice on Further Strengthening the Management and Prevention of Fake News (the “Fake News Notice”). The Fake News Notice requires all providers of online news services, including news applications, Weibo, and WeChat, to establish and maintain rigorous internal supervision and management systems and to not provide any news without identifying the sources of the news, invent news, report news based on hearsay, or distort facts.

On May 11, 2004, Sohu Internet obtained from the Information Office of the Beijing Municipal Government (the local arm of the SCIO) an Internet news information services permit, which was updated by the SCIO on June 6, 2006 and April 4, 2018, respectively. There is uncertainty as to whether the provision of news search services and aggregation of news links fit within the definition of news dissemination services. Sogou Information is currently in the process of applying for an online news services license.

Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services (the “Internet Publishing Rules”), which took effect on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules define “Internet publications” as digital works that are edited, produced or processed to be published and provided to the public through the Internet, including (a) original digital works, such as pictures, maps, games, and comics; (b) digital works with content that is consistent with the type of content that, prior to the Internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, Internet operators distributing such Internet publications via information networks, including Web portals such as ours, are required to apply to and register with the SAPPRFT before distributing Internet publications.

On December 22, 2010, Sohu Internet obtained an Internet publishing license issued by the SAPPRFT, which was renewed on January 1, 2017. Sogou Information plans to apply for an Internet publishing license. For the details of the Internet publishing licenses held by Changyou’s VIEs, see “Specific Statutes and Regulations—Regulation of Online Game Services—Online Games and Cultural Products.”

Online Audiovisual Transmission Through the Public Internet

On December 20, 2007, the SAPPRFT and the MIIT jointly issued Rules for the Administration of Internet Audiovisual Program Services (“Document 56”), which came into effect as of January 31, 2008 and was amended on August 28, 2015. Document 56 requires all online audio and video service providers to be either state-owned or state-controlled and to obtain a permit for the Network Transmission of Audiovisual Programs. However, at a press conference held on February 3, 2008 the SAPPRFT and the MIIT clarified that online audio-visual service providers that were already lawfully operating prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after Document 56 was issued. As we were already engaged in online audiovisual transmission prior to the issuance of Document 56, we are presumably exempted from the requirement of being state-owned or state-controlled. Sohu Internet and Guangzhou Qianju currently hold permits, both for PC and for Mobile Apps, for the Network Transmission of Audiovisual Programs.

On March 30, 2009, the SAPPRFT released a Notice on Strengthening the Administration of Online Audiovisual Content (the “March 2009 SAPPRFT notice”). March 2009 SAPPRFT notice requires the operators of audiovisual Websites to enhance their processes for protecting copyrights, and to take appropriate measures to protect the rights and interests of copyright holders. Operators of such sites must hold, or have a license to, the copyright to all content that they transmit. In addition, the March 2009 SAPPRFT notice stipulates that only those films or TV programs that have already obtained from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, TV Animation Distribution Permit, or TV Documentary Film Screening Permit are allowed to be transmitted via audiovisual Websites. These permits are mandatory for all films and programs shown on TV and in cinemas in China and must be obtained before such film or TV or program is allowed to be released. The approval applications for the Film Public Screening Permit, Television Drama Distribution Permit, Television Animation Distribution Permit or Television Documentary Film Screening Permit are extremely difficult and time-consuming, and the SAPPRFT previously did not enforce very strictly the requirements regarding these permits. However, on September 2, 2014, the SAPPRFT issued a Notice on Further Strengthening the Administration of Online Foreign Audiovisual Content (“September 2014 SAPPRFT Notice”), which requires that operators of audiovisual Websites to obtain from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, or TV Animation Distribution Permit for all foreign films and TV dramas before they are transmitted via the Internet in China. The September 2014 SAPPRFT Notice further stipulates that before any foreign films or TV dramas for transmission exclusively via the Internet are purchased after the promulgation of the September 2014 SAPPRFT Notice, operators of audiovisual Websites must declare their annual purchasing plans with the SAPPRFT before the end of the year preceding the year of the intended broadcast and obtain the SAPPRFT’s approval. The September 2014 SAPPRFT Notice also states that the number of foreign films and TV dramas to be purchased by an operator and transmitted via its Website in a single year may not exceed 30% of the total amount of the Chinese films and TV dramas purchased and transmitted by the same Website in the previous year.

On April 1, 2010, SAPPRFT issued a Catalogue of Classification of Internet Audio-Video Program Services (Trial) (the “Internet Audio-Video Program Catalogue”), which was amended on March 10, 2017. The Internet Audio-Video Program Catalogue classifies Internet audio-video program services (excluding IPTV, Internet TV and mobile TV services) provided to computer and mobile phone users the Internet into four categories, consisting of (i) Internet audio-video programs sponsored and broadcast through Internet radio and television stations, including political news, political talk shows, self-produced news programs and live programs of vital political, military, economic, social and sports activities; (ii) reprints of political news, Internet hosting, interviews, report and commentary services in entertainment, technology, financial, sports and educational audio-video programs, production and broadcasting of Internet dramas, compilation and broadcasting of entertainment, technology, financial, sports and education audio-video programs, and live broadcasting of cultural and sports activities; (iii) the aggregation of Internet audio-video programs, which means editing and arranging Internet audio-visual programs on the same website, providing search and viewing services to public users, and broadcasting user-uploaded audio-video programs; and (iv) retransmission of Internet audio-video programs. A permit for the Network Transmission of Audiovisual Programs specifies the scope of the services under one or more of these categories that the holder of the permit is allowed to provide. Our permit for the Network Transmission of Audiovisual Programs allows us to provide services mostly under the categories described in clauses (ii), (iii), and (iv) above. Sogou information is currently in the process of negotiating with an entity that holds a permit for the Network Transmission of Audiovisual Programs in order to acquire all of the equity interests in such entity.

On July 6, 2012, the SAPPRFT and the CAOC jointly issued a Notice on Further Strengthening the Administration of Internet Dramas, Micro Movies and Other Internet Audiovisual programs (the “2012 SAPPRFT Notice 53”), which reiterates that online audio-visual service providers must obtain a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The 2012 SAPPRFT Notice 53 further stipulates that online audio-visual service providers must review the content of Internet audiovisual programs prior to their transmission and must file certain information, such as the names of the Internet audiovisual programs, summaries of their content and names of the persons conducting the reviews, with the appropriate provincial office of the SAPPRFT.

On January 2, 2014, the SAPPRFT issued a Supplemental Notice on 2012 SAPPRFT Notice 53, which stipulates that producers of Internet dramas, micro movies and other Internet audiovisual programs must obtain a Permit for Radio and Television Program Production and Operation. Online audio-visual service providers may only retransmit dramas and micro movies produced and uploaded by individuals whose identities have been verified and the content of which complies with relevant regulations. Online audio-visual service providers must file with the provincial SAPPRFT the content of Internet audiovisual programs proposed for transmission prior to transmitting the programs.

On November 4, 2016, the SAPPRFT issued a Notice on Further Strengthening the Planning, Development and Administration of Original Internet Audiovisual Programs (“Document 198”). Document 198 stipulates that if online service providers plan to produce and disseminate audiovisual programs that are considered to be key audiovisual programs under Document 198, the service providers must, during the early planning and development stage, file a summary of the programs and their titles, producer names, themes, and duration with the SAPPRFT and, for audiovisual programs with sensitive themes such as politics, military, diplomacy, national security, national sovereignty, religion, the PRC justice system and public security, consult with designated PRC governmental authorities before production of the programs. On June 26, 2017, SAPPRFT and other several governmental authorities issued a Notice on Several Policies Concerning the Prosperity and Development of Television Dramas that confirms filing procedures with respect to key Internet dramas. In accordance with the Notice on Upgrading the Filing System of the Online Audiovisual Programs issued by the NRTA, effective December 18, 2018, producers of key audiovisual programs must make filings prior to the commencement of the production that include a summary of specified details concerning the programs and, following the completion of the production, submit the completed programs to the NRTA or its competent provincial counterpart and make filings with additional information concerning the programs.

On March 16, 2018, the SAPPRFT issued a Notice on Further Regulating the Distribution Order of Internet Audiovisual Programs, which prohibits operators of audiovisual Websites from editing or adapting audiovisual programs of third-party content providers, broadcasting illegally edited and/or adapted audiovisual programs on their audiovisual Websites, and/or entering into business collaboration arrangements for online audiovisual services with providers without a Permit of Network Transmission of Audiovisual Programs.

Private Network and Targeted Communication Audiovisual Program Services

On April 25, 2016, the SAPPRFT issued the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services (the “Private Network Audiovisual Programs Administration Provisions”), effective on June 1, 2016, to replace the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks that had been issued by the SAPPRFT on July 6, 2004. The Private Network Audiovisual Programs Administration Provisions stipulate that private network and targeted communication audiovisual program services include the provision, integrated control, transmission and distribution of audiovisual content through IPTV, targeted mobile television, television network and other targeted channels. The Private Network Audiovisual Programs Administration Provisions provide that operators engaging in private network and targeted communication audiovisual program services must obtain a permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The Private Network Audiovisual Programs Administration Provisions provide that only PRC state-owned or state-controlled entities may engage in private network and targeted communication audiovisual program services. We provide a small amount of audiovisual program services through private network and/or targeted communication channels, such as IPTVs and television networks. In order to comply with the Private Network Audiovisual Programs Administration Provisions, we partner with PRC state-owned entities for the provision of such services through private network and targeted communication channels. According to a press conference of SAPPRFT regarding the Private Network Audiovisual Programs Administration Provisions, Internet audiovisual program services provided through the public Internet, which include our main online video services, other than private network and targeted communication channels should comply with Document 56. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of the Provision of Internet Content—Online Audiovisual Transmission through the Public Internet” for a description of regulations affecting Internet Audio-video program services provided through the public Internet;

Online Cultural Products

On May 10, 2003, the MCT issued the Provisional Regulations for the Administration of Online Culture (“Online Culture Regulations”), which took effect on July 1, 2003 and were amended on July 1, 2004. On February 17, 2011, the MCT issued the new Provisional Regulations for the Administration of Online Culture (“New Online Culture Regulations”), which took effect on April 1, 2011 and were amended on December 15, 2017, to replace the previous regulations. The New Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include those cultural products that are produced specially for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Pursuant to the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in any of the following types of activities:

•	the production, duplication, importation, release or broadcasting of Internet cultural products;

•

the dissemination of online cultural products on the Internet or transmission thereof via Internet or mobile phone networks to users’ terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and Internet surfing service sites such as Internet cafés for the purpose of browsing, using or downloading such products; or

•	the exhibition or holding of contests related to Internet cultural products.

On January 6, 2016, the MCT issued Trial Measures of Administration of Cultural Market Blacklist (the “Blacklist Measures”), which stipulate that cultural products containing prohibited content, including content so specified by the New Online Culture Regulations, that has a material adverse effect on society will be listed in a “cultural product blacklist” published by the MCT or its local branches. Any future application made to the MCT or its local branches by an online cultural operator that has engaged in the distribution of cultural products included in the blacklist will be subject to heightened scrutiny.

On July 1, 2016, the MCT issued a Notice on Strengthening the Administration of Online Performance (the “Online Performance Notice”) and on December 2, 2016, issued the Measures of Administration of Online Performance Operating Activities (the “Online Performance Measures”), which became effective on January 1, 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain an Online Culture Operating Permit and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocks persons with disabilities, includes photographs or video clips that infringe third parties’ privacy or other rights, features animal abuse, or presents characters and other features of online games that have not been registered and approved for publication by applicable PRC governmental authorities.

On September 2, 2016, the SAPPRFT issued the Notice on Strengthening the Management of Live Online Social Video Services (the “Live Online Notice”), which requires interactive broadcasting service providers to procure a permit for the Network Transmission of Audiovisual Programs. Sohu Internet and Guangzhou Qianju currently hold permits for the Network Transmission of Audiovisual Programs. The Live Online Notice also stipulates that a service provider must make a filing with the local SAPPRFT branch at least five days before making any live broadcast of any significant political, military, economic, social, cultural or sports activities and at least 48 hours before making any live broadcast of other cultural or sports activities. On November 4, 2016, the CAOC issued the Provisions on the Administration of Online Live Social Video Services (the “Live Social Video Provisions”) effective December 1, 2016. The Live Social Video Provisions provide that business entities such as us that offer interactive broadcasting services on their Internet platforms have the primary responsibility for monitoring content disseminated by interactive broadcasting hosts and viewers through such services, and must allocate sufficient staff in line with the scale of such services and establish and maintain adequate internal policies and procedures for, among other things, content review, information security management, emergency management and technical support. The Live Social Video Provisions also require that Internet providers verify the real-name identity of interactive broadcasting hosts and viewers before allowing them to establish user accounts with the Internet providers and take appropriate remedial actions, such as issuing warnings, removing posted content, or terminating the user’s account, with respect to interactive broadcasting content or activity that is prohibited by the Live Social Video Provisions. Internet providers are subject to administrative penalties and other sanctions for noncompliance with the Live Social Video Provisions. On August 1, 2018, the MIIT and several other governmental authorities issued a Notice on Strengthening the Administration of Live Online Social Video Services, which stipulates that providers of Internet access services and APP stores that distributing online interactive broadcasting services are required to obtain permits from specified governmental agencies in order to provide their services.

Sohu Internet, Guangzhou Qianjun, Focus Interactive, Sogou Information, Gamease, Guanyou Gamespace, and Shanghai ICE currently hold Online Culture Operating Permits, each of which is subject to annual inspection. Focus Interactive has recently applied to have the license renewed.

Mobile Internet Applications Information Services

On June 28, 2016, the CAOC issued the Provisions on the Administration of Mobile Internet Applications Information Services (the “APP Provisions”), which became effective on August 1, 2016. Under the APP Provisions, mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant approval to provide services through such applications and require application store service providers to register with local branch offices of the CAOC within 30 days after they start providing application store services. We have procured the required approvals for services that we provide through our mobile applications. Sogou Information has filed an application for registration with the applicable local branch of the CAOC with respect to its provision of application store services.

Internet Map Services

Under the Opinions on Strengthening the Supervision of Internet Map and Geographic Information Services and the Notices on Further Strengthening the Management of Internet Map Services Permit issued on February 25, 2008 and December 23, 2011, respectively, by the State Administration of Surveying, Mapping and Geo-information (the “SASMG,” formerly known as the State Bureau of Surveying and Mapping), and six other governmental authorities and the Administrative Regulations on Maps issued by the State Council on November 26, 2015, effective on January 1, 2016, any provider of Internet map services that is not a professional surveying and mapping enterprise must obtain the approval of the SASMG or its local branches and a Surveying and Mapping Qualification Certificate in order to provide such services. In addition, providers of Internet map services must use maps obtained through government-approved channels and display the SASMG approval number, the Surveying and Mapping Qualification Certificate number and the Telecommunications Services Operating License number in conspicuous locations on their Websites.

On July 1, 2014, the SASMG issued new Administrative Regulations on Surveying and Mapping Qualification Certificate and Classification Standard on Surveying and Mapping Qualification Certificate (the “SASMG Regulations and Standards”) effective on August 1, 2014, to replace previous regulations and standards issued on February 16, 2004 and March 12, 2009. Under the SASMG Regulations and Standards, there are two types of Surveying and Mapping Qualification certificates that may be issued to providers of Internet map services. A Class A certificate allows a holder to provide (i) map-location services, (ii) geo-information uploading and dimension services, and (iii) geo-information database development services, while a holder of a Class B certificate may only provide the first two types of services.

On July 26, 2016, the SASMG and the Office of the Central Leading Group for Cyberspace Affairs (the “OCLGCA”) jointly issued a Notice on Standardizing the Usage of Maps by Internet Services Providers (the “Maps Usage Notice”), which stipulates that all the Internet service providers must review and use maps in accordance with the PRC Surveying and Mapping Law and Administrative Regulations on Maps. The Maps Usage Notice requires that maps displayed by Internet service providers be obtained through government-approved channels and identify their sources and censor numbers. Internet service providers are prohibited from using maps obtained from unaccredited sources, including foreign Websites. All maps, other than scenic maps, block maps, subway maps and other simple maps, must be reviewed by PRC governmental authorities before they are published, and must not contain any information or content specified as prohibited in the Maps Usage Notice.

On January 1, 2015, Sogou Information obtained a renewed Class A Certificate of Surveying and Mapping Qualification from the SASMG.

Internet Medical, Health and Pharmaceuticals Information Dissemination

Under the Measures for the Administration of Internet Pharmaceuticals Information Services (the “Pharmaceuticals Information Services Measures”) issued by the SAMR on July 8, 2004, which were amended on November 17, 2017, formal approval from the SAMR or one of its local branches is required before a Website may disseminate information concerning pharmaceuticals.

Under the Pharmaceuticals Information Services Measures, medical, health and pharmaceutical information (including information with respect to medical equipment) provided by Websites must be scientific and accurate and must indicate the sources of such information. Websites that have received approval to disseminate such information must also publish or reprint health policies, information on epidemics and major health-related incidents, and other health-related information in accordance with law. Furthermore, medical and pharmaceutical advertisements (including advertisements for medical equipment) published by such Websites must not exaggerate the efficacy or promote the medical uses of such products.

Sohu Internet, Guangzhou Qianjun, and Sogou Information received renewed approval from the SAMR, on November 26, 2014, April 30, 2014, and October 31, 2017, respectively, to disseminate pharmaceuticals information over the Internet.

Regulation of Online Advertising Services

Brand Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China (the “New Advertising Law”), which became effective on September 1, 2015 and was amended on October 26, 2018. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. On July 4, 2016, the SAMR issued the Interim Measures of the Administration of Online Advertising (the “SAMR Interim Measures”), effective on September 1, 2016. The New Advertising Law and the SAMR Interim Measures both provide that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAMR Interim Measures provide that all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Moreover, the SAMR Interim Measures treat pay-for-click search results as advertisements that are subject to PRC advertisement laws, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. The New Advertising Law and SAMR Interim Measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements. In order to comply with these regulations, Sogou has established more stringent standards for selecting advertisers for pay-for-click services, has turned down certain existing advertisers, and has lowered the percentage that pay-for-click search results represent of results on Sogou search pages.

On April 13, 2016, the SAMR and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management (the ‘‘Campaign Notice’’), pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on Internet search portals and other portal, financial, real estate, P2P and investment product sales services Websites. The Notice of Key Areas of Work in 2018 of the Inter-Ministerial Joint Meeting on Rectification of False and Illegal Advertisements, jointly issued by SAMR and ten other PRC government agencies on February 26, 2018, further emphasizes the responsibility of Internet service providers to verify and examine the content and supporting documents of online advertisements and prevent the dissemination of false and illegal online advertisements.

On August 31, 2018, the Standing Committee of the National People’s Congress enacted the E-commerce Law of the People’s Republic of China, which took effect on January 1, 2019 and which stipulates, among other things, that although an e-commerce business operator may provide an Internet consumer with search results for goods or services based on such consumer’s preferences or consumption habits, the operator must also provide such consumer with options that are not based on such consumer’s preferences or habits, in order to respect and protect the rights and interests of such consumer, and reiterates that e-commerce business operators that distribute online advertisements to consumers must comply with the New Advertising Law.

Search and search-related Services

On October 23, 2015, the MCT issued a Notice on Further Strengthening and Improving the Administration of Content of Online Music (the “MCT Further Notice”) which became effective on January 1, 2016. The MCT Further Notice provides that providing direct links to online music will constitute engaging in the online music business, and that therefore an Online Culture Operating Permit is required for providing such search services. Sogou Information held an Online Culture Operating Permit pursuant to regulations that were in effect before the MCT Further Notice became effective. The permit was renewed on November 3, 2017 pursuant to the MCT Further Notice.

On June 25, 2016, the CAOC issued Measures for the Administration of Online Information Search Services (the “CAOC Interim Measures”), which came into effect on August 1, 2016. The CAOC Interim Measures, like the SAMR Interim Measures, require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, and require that providers of search services conspicuously identify pay-for-click search results as such.

Regulation of Online Game Services

Online Games and Cultural Products

In September 2009, the SAPPRFT, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the VIE structures of Sogou and Changyou were deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, the VIE structures of Sogou and Changyou might be challenged by the SPPA, as a successor agency to the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those Sogou and Changyou use having been challenged by the SAPPRFT or the SPPA as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However, it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC law and regulations, and must obtain the approval of the SPPA, as a successor agency to the SAPPRFT, before publishing foreign electronic publications. The New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing services license instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT or the SPPA prior to the publication of new online games. In addition, under the New Internet Publication Measures, Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner.

Gamease, which is the operator of TLBB, BO, BH2 and certain other licensed PC games, and Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively, and Gamease and Guanyou Gamespace have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. TLBB, BO, BH2 and some of Changyou’s other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing license at the time those online games were made publicly available. TLBB, BO and BH2 and certain of Changyou’s other existing games are currently published under an Internet publishing license held by Gamease. Current PRC regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like Changyou’s are acknowledged by the SAPPRFT or SPPA, in view of the lack of formal interpretation regarding this issue, the SPPA might challenge Changyou’s current and past practices and could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of Changyou’s business license, or the forced discontinuation of or restrictions on its operations.

On May 24, 2016, the SAPPRFT issued the Mobile Game Notice, which became effective on July 1, 2016 and sets forth requirements for the publication and operation of mobile games online, including requiring that mobile game publishers and operators, including joint operators, review the content of the games that they publish and operate, and apply for publication and authorization codes at least 20 business days before first publishing and operating domestic recreational and educational mobile games through open beta testing. The Mobile Game Notice, as updated by a subsequent notice, specifies that game publishers and game operators were required to review the content of mobile games that were published and operated online before July 1, 2016, and to complete approval procedures for those games before December 31, 2016, or to cease operating the games. Changyou completed prior to December 31, 2016 all of the approval procedures required by the SAPPRFT for its mobile games that were in operation before July 1, 2016.

The MCT issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and was amended on December 15, 2017 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. In January 2008 Gamease obtained an Online Culture Operating Permit, which was re-certified in October 2015 and December 2017; in June 2011 Guanyou Gamespace obtained an Online Culture Operating Permit, which was re-certified in October 2015 and December 2017; and in December 2010 Shanghai ICE obtained an Online Culture Operating Permit, which was re-certified in January 2014. Shanghai ICE plans to apply for re-certification of its Online Culture Operating Permit in March 2018.

The Online Game Measures issued by the MCT, which took effect on August 1, 2010 and was amended on December 15, 2017, regulate a broad range of activities related to the online games business, including the development, production and operation of online games, the issuance of virtual currencies used for online games, and the provision of virtual currency trading services. The Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Operating Permit, and require the content of an imported online game to be examined and approved by the MCT prior to the game’s launch and a domestic online game to be filed with the MCT within 30 days after its launch. The Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Online Games, which was issued by the MCT on July 29, 2010 to implement the Online Game Measures (i) requires online game operators to protect the interests of online game users and specifies certain terms that must be included in service agreements between online game operators and the users of their online games, (ii) specifies content review of imported online games and filing procedures for domestic online games, (iii) emphasizes the importance of the protection of minors playing online games, and (iv) requests online game operators to promote real-name registration by their game users. On December 1, 2016, the MCT issued the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice includes clarification of products and services that will be considered to be within the scope of the operation of online games, enhanced standards for the issuance of and payment for virtual items used in online games and enhanced protection of online games users, and announces more stringent supervision of the operation of online games and penalties for violations by online game operators of regulations with respect to the operation of online games. The Online Game Operation Notice stipulates that game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for virtual items and services; must timely publish the name, properties, description, amount, and probability of winning for such lucky draws or lotteries on either the Website of the game or the Web page on which such lucky draws or lotteries are provided; must require real-name registration of game players who wish to enter such lucky draws or lotteries; and must publish the results of such lucky draws or lotteries on the Website of or other conspicuous location in the game; and must maintain all relevant records for at least 90 days. The Online Game Operation Notice also stipulates that online game operators must require real-name registration of online game players and may sell game points and virtual items only to real-name registered game players, must set limits on the maximum amount of game points for a particular game that game players may purchase in a single transaction, must require confirmation of transaction information by game players placing orders and maintain all relevant records for at least 180 days. Changyou filed its games TLBB, BO, BH2, and certain of its other existing games with the MCT. If Changyou fails to maintain any of its permits, approvals, or registrations; make any necessary filings; apply for and obtain any required new permits, approvals, or registrations; make any new filings on a timely basis; or comply with the requirements under the Online Game Operation Notice and other laws and regulations, it may be subject to various penalties, including fines and a requirement that it discontinue or limit its operations.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT was, and the SPPA as a successor to the SAPPRFT is, the only governmental department authorized by the State Council to approve the importation of online games from Offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the SAPPRFT or the SPPA and receive from the SAPPRFT or the SPPA an Internet publishing license (or after the New Internet Publication Measures became effective on March 10, 2016, an online publishing services license). Changyou’s VIEs Gamease and Guanyou Gamespace obtained Internet publishing licenses from the SAPPRFT and they have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. In addition, the Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of Offshore online games in China must be examined and approved by the SAPPRFT or the SPPA.

The Notice Regarding Improving and Strengthening the Administration of Online Game Content, or the Online Game Content Notice, issued by the MCT in November 2009, calls for online game operators to improve and adapt their game models by (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) limiting the use of the “player kill” model (where one player’s character attempts to kill another player’s character), (iii) limiting in-game marriages among game players, and (iv) improving their compliance with legal requirements for the registration of minors and game time-limits.

The Administrative Measures for Content Self-review by Internet Culture Business Entities, or the Content Self-review Administrative Measure, which took effect in December 2013, require Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the MCT.

In January 2014, the SAIC promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect on March 15, 2014, and replaced the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, issued by the SAIC, which had taken effect on July 1, 2010. The Online Trading Measures regulate online commodity trading and related activities. The Online Trading Measures require that online transactions in commodities or services comply with the provisions of all applicable laws, regulations and rules. When selling commodities or providing services to consumers, online operators must comply with all applicable laws with respect to the protection of consumer rights and interests, the protection of intellectual property rights of others and the prevention of unfair competition. Information provided with respect to commodities and services provided by online commodity operators or related service operators must be authentic and accurate. If Changyou fails to comply with all requirements of the Online Trading Measures, the local branch of the SAIC or SAMR or another governmental authority with jurisdiction might impose penalties on it, such as fines.

Registration of Software Copyrights

The Measures Concerning Registration of Computer Software Copyright, or the Software Copyright Measures, issued by the National Copyright Administration, which became effective in February 2002, encourage the registration of software and afford greater protection to registered software than that afforded to unregistered software. Changyou has registered software copyrights covering all of its significant copyrightable products and enhancements.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of government authorities, including the MIIT, the MCT, the SPPA, the NRTA and the MPS. These measures prohibit certain Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites.

On May 2, 2017, the CAOC, issued the Administrative Enforcement Procedures for the Administration of Internet-based Information Content, or the Enforcement Procedures, effective June 1, 2017. Pursuant to the Enforcement Procedures, the CAOC and its local branch offices have the authority to enforce, and impose administrative sanctions on activities prohibited by, applicable administrative laws and regulations concerning Internet-based information content.

Protection of Minors

On April 15, 2007, the SAPPRFT and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires online game operators such as Sogou and Changyou to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice”), which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. Sogou and Changyou developed anti-fatigue and real-name registration systems for their games, and implemented them beginning in 2007. Under the systems of Sogou and Changyou, game players must use real identification in order to create accounts, and in this way Sogou and Changyou generally are able to tell which of their game players are minors and thus subject to these regulations. For game players who do not register, Sogou and Changyou assume that they are minors. As required by the anti-fatigue rules, Changyou reduces the value of in-game benefits of game players under 18 years based on the amount of their continuous play. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. Sogou uses this system to disincentivize minors from playing in excess of five hours at a time.

On January 15, 2011, the MCT, the MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitor system was formally implemented commencing March 1, 2011.

In February 2013, 15 PRC government authorities, including the SAPPRFT, the Ministry of Education, the MCT and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction, or the Work Plan, implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued; and as a result, online game operators will be required to implement measures to protect minors.

On July 25, 2014, the SAPPRFT promulgated a Notice on Further Carrying out the Verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Verification of Real-name Registration Notice, which took effect on October 1, 2014. The Verification of Real-name Registration Notice requires local press and publication administrative departments to strengthen their administration over enterprises engaged in online game publication and operations, and requires such enterprises to abide by anti-fatigue and real-name registration requirements when developing and promoting online games, excluding, at present, mobile games.

Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress enacted the Decision on Internet Security Protection in 2000, and amended it in August, 2009. The decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and Changyou may be subject to the jurisdiction of local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Service providers may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

In 2004, the MCT issued a Notice Regarding the Strengthening of Online Game Censorship. This notice mandates the establishment of a new committee under the MCT that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MCT. Changyou has submitted the relevant documents to the MCT for the filing of all of its online games in operation.

In 2005, the MCT and the MIIT promulgated the Opinions on the Development and Administration of Online Games emphasizing the PRC government’s intent to foster and control the development of the online game industry in China and providing that the MCT will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

In April, 2009, the MCT issued a Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Games, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MCT.

In November 2018, the MPS issued the Regulations for Internet Security Supervision and Inspection by Public Security Authority, which specifies the standards for the inspection of network operators and the legal responsibilities of network operators that provide internet content.

Virtual Currency

On February 15, 2007, the MCT, the People’s Bank of China, or the PBOC, and other relevant government authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés Notice limits the total amount of virtual currency that may be issued by online game operators and the amount that may be purchased by individual game players, and includes a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency may only be used to purchase virtual items.

On June 4, 2009, the MCT and the MOFCOM jointly issued the Virtual Currency Notice, to regulate the trading of online game virtual currencies. The Virtual Currency Notice defines the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are not allowed to give out virtual items or virtual currency through lottery-based activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. The Virtual Currency Notice is mainly targeted at lottery-based activities relating to the “treasure boxes” found in some online games.

On July 20, 2009, the MCT promulgated the Filing Guidelines for Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which define the terms “issuing enterprise” and “trading enterprise” and stipulate that the same enterprise may not be both an issuing enterprise and a trading enterprise.

On December 1, 2016, the MCT issued the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice standardizes rules regarding the issuance of virtual items used for online games. The Online Game Operation Notice provides that the issuance and exchange of virtual items issued by online game operators must be administered in accordance with the regulations applicable to virtual currency; that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency; requires that, when online game operators allow users to exchange small-value physical items for virtual items, the content and value of such physical items must comply with applicable laws and regulations; and stipulates that online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currencies in exchange for virtual items and services, must publish the results of such lucky draws or lotteries on the Website of or other conspicuous location in the game and must maintain all relevant records for at least 90 days.

Import and Export of Software Technology

China imposes controls on the import and export of technology and software products. Under the Regulations on Administration of Import and Export of Technologies promulgated by the State Council, the term “technology import and export” is defined to include, among other things, the transfer or licensing of patents and know-how, and the provision of services related to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by or registration with the relevant PRC governmental authorities. Under the Software Export Management and Statistics Measures promulgated in October 2001, if a company is classified as a software enterprise and has a minimum of RMB1 million (or approximately $158,000) in registered capital, it may engage in an export business after being registered with the relevant PRC governmental authorities. All contracts which relate to the export of software products, transfer of technology or provision of related services must be filed with the relevant PRC governmental authorities. The Measures for the Administration of Registration of Technology Import and Export Contracts, issued by the MOFCOM in February 2009, specify registration requirements related to the import and export of technology.

Changyou has entered into license agreements with third parties outside of China to license its games, which may be deemed to constitute the export of technology under the regulations. As a result, such licenses are required to be registered with applicable PRC governmental authorities. Although there are no explicit penalties set forth in these regulations for lack of such registration, failure to register an agreement where such registration is required may result in restrictions concerning foreign exchange, banking and taxation matters relating to such agreements. Changyou has not registered all of the game license agreements under which it authorizes overseas third-party online game operators to operate its online games, and so far Changyou has not encountered any problems with respect to foreign exchange, banking or taxation matters relating to its license agreements, nor has Changyou received any notice from any governmental authority requiring it to complete the registration of its game license agreements.

Regulation of Other Services

Real Estate Services

On March 10, 2015, the National Development and Reform Commission (the “NDRC”) and the MOFCOM issued a new Foreign Investment Industrial Guidance Catalogue (the “New Catalogue”), which became effective on April 10, 2015 and was amended on June 28, 2017 and June 28, 2018. The New Catalogue removed from the category of industries where foreign investment is restricted real estate agency and brokerage services, which had been included in the restricted category in the previous Foreign Investment Industrial Guidance Catalogue issued in 2011. The New Catalogue loosened existing restrictions on foreign ownership of real estate agency and brokerage services in China, and as a result we may conduct real estate agency and brokerage services directly.

On April 4, 2001, the Ministry of Housing and Urban-Rural Development (the “MHURD,” formerly the Ministry of Construction) promulgated the Regulatory Measures on the Sale of Commercial Houses, pursuant to which a real estate developer may engage a real estate services organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that a real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits for the properties and a related letter of authorization.

On December 29, 2006, the MHURD and the PBOC jointly issued the Circular Concerning Strengthening the Management of Real Estate Services and Regulating the Trade Settlement Capital Account, which provides a number of directives regulating the real estate services industry. Under the circular, a real estate services company is not permitted to receive cash purchase payments on behalf of clients in secondary real estate transactions and is required to establish separate security deposit accounts for clients.

On January 20, 2011, MHURD, the NDRC, and the Ministry of Human Resources and Social Security jointly issued the Measures for Administration on Real Estate Brokerage (the “Brokerage Measures”), which became effective on April 1, 2011 and were amended on April 1, 2016, and govern the activities of real estate brokerages and real estate brokerage personnel in providing intermediary, agency and related services and charging commissions. Furthermore, pursuant to the Brokerage Measures, a real estate brokerage company and its branches must have a sufficient number of licensed real estate brokers. The Brokerage Measures also require real estate brokerage companies to file with real estate regulatory authorities at the county level or above within 30 days after their business registration with the relevant local counterparts of the SAMR. Focus Interactive has made the required filings.

On July 29, 2016, the MHURD and six other governmental authorities jointly issued the Opinions on Strengthening the Administration of Sound Development of Real Estate Brokerage (the “MHURD Opinions”), to further regulate real estate brokerage services. The MHURD Opinions stipulate that real estate brokers are obligated to censor specified real estate-related information, including ownership, price, area, and location, and may not provide, directly or through agencies, loans for down payments and other similar financial services.

On September 30, 2016, Beijing MHURD and five other governmental authorities jointly issued the Measures for the Promotion of Stable and Healthy Development of the Local Real Estate Market (the “Beijing Measures”), with the goal of tempering rampant increases in housing prices by balancing land supply in favor of residential use and owner-occupied apartments, providing guidance for real estate developers and brokers as to the setting of prices and the conduct of advertising, selling and financing activities, and providing for enhanced enforcement measures with respect to false and misleading advertisements and pricing information and other illegal selling and financing activities in the local real estate market. Certain other cities, including Tianjin, Suzhou, Zhengzhou, Chengdu, Hefei, and Wuhan, adopted similar measures. One effect of these regulations has been to make real estate developers more cautious with respect to advertising housing on Internet platforms and cooperating on real estate-related e-commerce programs with Internet service providers.

On May 19, 2018, the MHURD issued a Notice on Further Improving Relevant Issues Concerning the Regulation and Control of the Real Estate Market, to prohibit certain behaviors by real estate developers and brokers, such as hoarding property for speculation. On June 25, 2018, the MHURD and six other government agencies jointly issued a Notice on Launching Special Actions to Combat the Infringement of the Interests of the Masses and Regulating the Real Estate Market in Some Cities, to prohibit certain additional behaviors of real estate developers and brokers, such as price manipulation and false advertising, in specified cities including Beijing, Shanghai, Guangzhou, and Tianjin.

Online Payment Services

On June 14, 2010, the PBOC issued the Measures for the Administration of Payment Services Provided by Non-financial Institutions (the “Payment Services Measures”), which took effect on September 1, 2010 and were amended on February 3, 2016. On December 1, 2010, the PBOC promulgated the Implementing Rules for the Payment Services Measures. The Payment Services Measures and their implementing rules require any non-financial institution engaging in payment services, such as online payments, issuance and acceptance of prepaid cards, and bill collection via bank cards, to obtain a Payment Service License. Applications for Payment Service Licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. To further regulate the operation of online payment services, the PBOC issued the Administration of Online Payment Services Provided by Non-Bank Payment Institutions (the “Online Payment Services Measures”), which took effect on July 1, 2016. The Online Payment Services Measures classify personal payment accounts at entities that already hold a Payment Service License into three categories based on the extent to which the holders of the accounts have completed identity verification procedures, and provide that those account holders who have completed more of the identity verification process are entitled to a broader range of payment options through their accounts. The Online Payment Services Measures prohibit non-bank payment institutions from engaging in securities, insurance, financing, trusts and other unauthorized financial business. Non-bank payment institutions are also required to develop risk control systems, including a risk rating system for users, a dispute resolution system, and a risk reserve.

In addition, on January 20, 2015, the SAFE issued the Notice of the State Administration of Foreign Exchange on the Pilot Scheme of Cross-border Foreign Exchange Payment Services Provided by Payment Institutions (the “Pilot Notice”), replacing the Guiding Opinions on the Pilot Services of Cross-Border E-commerce Foreign Exchange Payment by Payment Institutions issued by the SAFE on February 1, 2013, pursuant to which a payment institution is required to obtain approval from the SAFE and to be registered in the Enterprise Directory for Foreign Exchange Receipts and Payments in Trade in order to provide pilot foreign exchange payment services for cross-border e-commerce transactions. Any institution applying for such registration and approval must first obtain a Payment Services License that authorizes it to engage in the online payments business.

Lottery Sales

On May 4, 2009, the State Council issued the Regulation on Administration of Lottery stating that “lottery issuance agencies” and “lottery sales agencies” may authorize other entities to conduct lottery sales. On September 26, 2010, the Ministry of Finance (the “MOF”) issued the Interim Measures on the Administration of Internet Lottery Sale (the “Lottery Measures”), which set forth detailed requirements for the administration of online lottery sales as well as requirements for qualified online lottery service providers. Pursuant to the Lottery Measures, the MOF is the supervisory and regulatory department for online lottery sales. Lottery issuance agencies may collaborate with other entities or authorize lottery sales agencies to conduct online lottery sales, or appoint qualified entities as their online lottery sales agents. The Lottery Measures require qualified online lottery service providers to meet certain criteria, including having obtained an Internet content provider license. Lottery issuance agencies are required to apply to the MOF for approval of online lottery service providers that the lottery service agencies propose to engage to conduct an online lottery business.

On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports jointly issued the Implementing Rules of the Regulation on Administration of Lottery (the “Lottery Implementing Rules”), which became effective on March 1, 2012 and were amended on August 16, 2018. The Lottery Implementing Rules stipulate that lotteries sold through the Internet or sold without the MOF’s approval and a lottery issuing agency’s or a lottery sales agency’s authorization may be categorized as illegal lotteries.

On February 28, 2012, the General Administration of Sports issued the Urgent Notice on the Strengthening Execution of the Lottery Implementing Rules, reiterating that lotteries sold via the Internet without the approval of the MOF will be deemed to be illegal lotteries. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013 and expressly permit Internet lottery sales.

On March 27, 2014, the MOF issued the Interim Measures on the Administration of the Sale of Lotteries via Telephone (the “Telephone Lottery Measures”) to replace the MOF’s former version promulgated on September 26, 2010. Under the Telephone Lottery Measures, “sale of lotteries via telephone” refers to the use of fixed-line telephones and mobile telephones to sell lotteries through short messages, voice calls and applications. Properly qualified lottery sales agencies may authorize other entities (“Telephone Sales Agents”) to carry out the business of sale of lotteries via telephone. The lottery sales agencies and the Telephone Sales Agent must enter into a commission agreement. A qualified Telephone Sales Agent is required to meet certain criteria, including having obtained a Value-Added Telecommunications Services Operating License. The Telephone Lottery Measures further provide that a Telephone Sales Agent must conduct business in accordance with parameters approved by the MOF and a pursuant to a commission agreement.

On January 15, 2015, the MOF, the Ministry of Civil Affairs and the General Administration of Sports jointly promulgated the Notice related to Self-inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-inspection Notice”), which requires provincial and municipal government branches, including financial, civil affairs and sports bureaus, to conduct inspections and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commission contracts, online lottery products, exchange of lottery sales data, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery sales agencies. The Notice further requires that a formal report on the result of the inspections and the remedial measures be submitted by each provincial or municipal government to the MOF, the Ministry of Civil Affairs and the General Administration of Sports by March 1, 2015.

On April 3, 2015, eight governmental authorities consisting of the MOF, the MPS, the SAMR, the MIIT, the Ministry of Civil Affairs, the PBOC, the General Administration of Sports and the CBRC jointly released a public announcement with regard to unauthorized online lottery sales (the “Public Announcement”). The Public Announcement provides, among other things, that (i) all lottery institutions, internet companies, and other institutions or individuals provide unauthorized online lottery sales services, either directly or through agents, must immediately cease such services; (ii) the local governmental authorities for finance, civil affairs and sports must investigate and sanction unauthorized online lottery sales in their respective jurisdictions in accordance with applicable laws and regulations; (iii) the local governmental authorities for public security and industry and commerce must investigate any issuances or sales of illegal lotteries within their respective jurisdictions, with necessary assistance from local governmental authorities for finance, communication, banking regulation, civil affairs and sports, and local branches of the PBOC, and report any criminal activities to judicial authorities for prosecution; (iv) the lottery issuance authorities that plan to sell lottery products online must obtain approval from the Ministry of Civil Affairs or the General Administration of Sports by submitting an application to the MOF for written approval, and (v) no entity may provide online lottery sales services without the approval of the MOF. On April 28, 2016, the MOF, the MPS, the Ministry of Civil Affairs, the General Administration of Sports, and the SAMR, and on May 5, 2015 the SAMR, issued notices regarding unauthorized online lottery sales and further emphasized the requirements specified in the Public Announcement. Online lottery sales are an insignificant business for us.

On August 8, 2018, the MOF and several other government agencies jointly issued an Announcement on Further Regulating the Order of the Lottery Market and Comprehensively Managing the Sale of Lotteries through the Internet, which further emphasizes that business entities and individuals may not sell lottery tickets or conduct any other form of lottery business over the Internet without the approval of the MOF.

Production of Radio and Telecommunications Equipment

On September 11, 1993, the State Council and Central Military Commission jointly issued the Regulations on the Management of Radio Operations, which were amended on November 11, 2016, under which the working frequencies, bands, and related technical indices of radio transmission equipment must conform to relevant regulations regarding radio and are required to be submitted to the state radio administration authority or its local branches for approval, and failure to submit such information for approval will result in the imposition of a fine.

On October 7, 1997, the State Radio Regulatory Bureau (formerly the State Radio Regulatory Commission), together with the SAMR (formerly the AQSIQ), promulgated Regulations on the Production of Radio Transmitting Equipment (the “Radio Transmitting Equipment Regulations”), which took effect on January 1, 1999. Pursuant to the Radio Transmitting Equipment Regulations, each type of radio transmission equipment is subject to approval from State Radio Regulatory Bureau (“SRRC Certificate”) prior to production.

On May 10, 2001, MIIT promulgated the Administration Measures of the Network Entry of Telecommunication Equipment (the “Telecommunication Equipment Measures”), which was amended on September 23, 2014. Pursuant to the Telecommunication Equipment Measures, the State requires all telecommunications terminal equipment to be connected to a public telecommunications network to obtain network connection permits. A Permit of Network Connection, or China Type Approval Certificate (“CTA Certificate”), issued by the MIIT must be obtained for such telecommunications equipment. When a producer of such telecommunications terminal equipment applies for a CTA Certificate, it must submit a test report or product quality certificate (namely SRRC Certificate). If a CTA Certificate has not been obtained for such equipment, it may not be connected to a public telecommunications network and may not be used or sold domestically.

Miscellaneous

Laws and Regulations Related to International Connections for Computer Information Networks

The State Council and the MIIT have promulgated regulations governing international connections for PRC computer networks, including:

•	Provisional Regulations of the People’s Republic of China for the Administration of International Connections to Computer Information Networks (1997) and related Implementing Measures (1998); and

•	Administrative Measures for International Communications Gateways (2002).

Under the above regulations, any entity wishing to access international connections for their computer information networks in the PRC must comply with the following requirements:

•	be a PRC legal person;

•	have the appropriate equipment, facilities and technical and administrative personnel;

•	have implemented and registered a system of information security and censorship; and

•	effect all international connections through an international communications gateway established with the approval of the MIIT.

We have adopted measures necessary to ensure that we are in compliance with all of these requirements.

Laws and Regulations Related to Intellectual Property Protection

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

Copyright

On September 7, 1990, the Standing Committee of the National People’s Congress promulgated the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of the pledge of a copyright.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001 and amended on May 19, 2004 and January 30, 2013, the NCA issued Computer Software Copyright Registration Procedures on February 20, 2002 and amended it on May 19, 2004, which specify detailed procedures and requirements with respect to the registration of software copyrights.

To address the problem of copyright infringement related to content posted or transmitted over the Internet, on April 29, 2005 the NCA and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet, which became effective on May 30, 2005. These measures apply to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the Websites operated by such ICP operator, or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities; confiscation by the authorities of all income derived from the infringement activities; or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns, which normally last for three to four months every year, specifically aiming to crack down on Internet copyright infringement and piracy in China. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the MPS and the MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign was Internet audio and video programs. From the time the 2010 campaign commenced in late July, the local branches of the NCA focused on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, Web hosting or Internet access services for third parties engaging in copyright infringement or piracy and infringement by the use of mobile media. In serious cases, the operating permits of the Websites engaging in illegal activities may be revoked, and such Websites may be ordered to shut down. On July 16, 2018, the NCA, the CAOC, the MIIT and the MPS jointly announced the Jian Wang 2018 Campaign to crack down on copyright infringement related to re-transmission of Internet content and dissemination of short videos and comic videos over the Internet, and to further regulate live broadcast, knowledge sharing, and audio books services over the Internet.

On April 17, 2015, the NCA issued the Circular on Regulating the Order of Internet Reproduction of Copyrighted Works (“Internet Reproduction Circular”). Under the Internet Reproduction Circular, in order to reproduce the work of others, Internet media companies must comply with relevant provisions of the copyright laws and regulations, and, unless provided otherwise by law or regulation, must obtain permission from and pay remuneration to the owner of the copyright to the work, and must indicate the name of the author, as well as the title and the source of the work, and may not infringe any other rights or interests of the copyright owner. Moreover, when reproducing the work of others, Internet media companies may not make material alterations to the content; and may not make editorial modifications or abridgments of the work that change the work’s title or its original intent. When reproducing the work of others, we will need to comply with these strict requirements of the Internet Reproduction Circular.

We have adopted measures to mitigate copyright infringement risks, such as real-time monitoring and mechanisms for fast removal upon receipt of notices of infringement.

On December 26, 2009, the Standing Committee of the National People’s Congress adopted the Torts Liability Law, which became effective on July 1, 2010. Under this new law, both Internet users and Internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an Internet user utilizes Internet services to commit a tortious act, the party whose rights are infringed may request the Internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the Internet service provider does not take necessary measures after receiving such a notice, it will be jointly liable for any further damages suffered by the rights holder. Furthermore, if an Internet service provider fails to take necessary measures when it knows that an Internet user utilizes its Internet services to infringe the lawful rights and interests of other parties, it will be jointly liable with the Internet user for damages resulting from the infringement.

On December 17, 2012, PRC Supreme People’s Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information (“Network Dissemination of Information Provision”). The Network Dissemination of Information Provisions stipulate that the dissemination by network users or network service providers of written works, performance or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that network service providers that aid or abet any network user’s infringement of the rights of another to network dissemination of any works or recordings may be liable for such network user’s infringing activities.

Patent Law

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in 1992, 2000 and 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was lately amended in January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights.

Trademark Law

On August 23, 1982, the Standing Committee of the National People’s Congress promulgated the Trademark Law (the “Trademark Law”), which was amended in 1993, 2001 and 2013. On August 3, 2002, the State Council promulgated the Implementation Regulation for the Trademark Law, which was amended in April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

Laws and Regulations Related to Encryption Software

In October 1999, the State Council promulgated the Regulations for the Administration of Commercial Encryption, lately amended on February 3, 2016, followed in November 1999 by the Notice of the General Office of the State Encryption Administration Commission promulgated by the State Commission for the Administration of Cryptography. Both of these regulations address the use in China of software with encryption functions.

These regulations require that encryption products purchased for use be reported. Violation of the encryption regulations may result in the issuance of a warning, levying of a penalty, confiscation of the encryption products and even criminal liabilities. On March 18, 2000, the Office of the State Commission for the Administration of Cryptography issued a public announcement regarding the implementation of the regulations. The announcement states that only specialized hardware and software, the core functions of which are encryption and decoding, fall within the administrative scope of the regulations as “encryption products and equipment containing encryption technology.” Other products, such as wireless telephone, Windows software and browsers do not fall within this scope.

The State Commission for the Administration of Cryptography changed its name to the State Cryptography Administration Bureau (“SCAB”) in March 2005. The SCAB maintains authority over the importation, research, production, sale and use of cryptographic products in China (“products” are defined to include any cryptographic technologies and products to be applied in the encryption or secure authentication of information, other than state secrets). Legislation was issued to restrict the importation, research, production and sale of encryption products and requiring that the encryption functions of such products be placed in escrow with the SCAB for reasons of national security.

We are in full compliance with current PRC legislation governing encryption software.

Laws and Regulations Related to Consumer Protection and Privacy Protection

Consumer Protection

The MIIT set forth various requirements for consumer protection in a notice, issued on April 15, 2004, which addresses certain problems in the telecommunications sector, including ambiguity in billing practices for premium services, poor quality of connections and unsolicited SMS messages, all of which impinge upon the rights of consumers.

This trend was continued with the issuance of the Notice Regarding the Ratification and Administration of Mobile Information Services Fees and Charges Method by the MIIT on September 8, 2006.

On January 26, 2014, the SAMR issued the Administrative Measures on Online Transactions (the “Online Transaction Measures”), which took effect on March 15, 2014, to regulate online commodity trading and related online services and replace the previous Interim Measures for the Administration of Online Commodities Trading and Relevant Services issued on May 31, 2010. The Online Transaction Measures stipulate various obligations of online service providers, including the obligation to protect the interests of customers. Under the Online Transaction Measures, commodities or relevant services transacted online must comply with relevant laws, regulations and rules. When selling commodities or providing services to consumers, online commodity operators must comply with all applicable laws with respect to the protection of consumer rights/interests, intellectual property rights of others and the prevention of unfair competition. Information on commodities or services provided by online commodity operators or related service operators must be authentic and accurate.

On May 26, 2016, the MIIT issued the Measures on the Complaint Settlement of the Telecommunication Services Users (the “Complaint Settlement Measures”), which took effect on July 30, 2016. The Complaint Settlement Measures require telecommunication services providers to respond to their users within fifteen days upon the receipt of any complaint delivered by such users, the failure of which will give the complaining users the right to file a complaint against the service providers with the provincial branch offices of the MIIT.

We are aware of the increasingly strict legal environment covering consumer protection in China, and we strive to adopt all measures necessary to ensure that our business complies with these evolving standards.

Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of the communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have issued various regulations on the use of the Internet that are designed to protect personal information from unauthorized disclosure. For example, the ICP Measures prohibit an Internet information services provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. In addition, PRC regulations authorize PRC telecommunication authorities to demand rectification of unauthorized disclosure by ICPs.

Chinese law does not prohibit ICPs from collecting and analyzing personal information from their users. The PRC government, however, has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. In addition, the Several Provisions stipulate that ICPs must not, without the users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICP’s scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate these regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damage caused to our users.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information (“Information Protection Decision”), to further enhance the protection of User Personal Information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICPs’ collection and use of User Personal Information, publish the ICPs’ standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential User Personal Information that they collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information (the “Order”). Most of the requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often more strict and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. ICP operators are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On August 21, 2014, the supreme people’s court promulgated the Provisions of the Supreme People’s Court on Application of Laws to Cases Involving Civil Disputes over Infringement upon Personal Rights and Interests by Using Information Networks, pursuant to which if an ICP operator discloses genetic information, medical records, health examination data, criminal record, home address, private events and or other personal information of a natural person online, causing damage to the person, the People’s Court should support a claim by the infringed party for recovery of damages from the infringing ICP operator.

On January 5, 2015, the SAMR promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

On August 29, 2015, the Standing Committee of the National People’s Congress issued Amendment (IX) to the Criminal Law of the People’s Republic of China (“Amendment (IX)”), which strengthens the protection of individual information and Internet security. Pursuant to Amendment (IX), network service providers who do not comply with laws and regulations regarding the safe management of information on their networks, and who do not correct their conduct after they receive notice of such non-compliance from the relevant regulatory authorities, may be sentenced to prison for up to three years, and may also be subject to public surveillance and fines.

On May 8, 2017, the Supreme People’s Court of the PRC and the Supreme People’s Procurator of the PRC issued the Interpretation of the Supreme People’s Court and the Supreme People’s Procurator on Several Issues Concerning the Applicable Law for Criminal Cases With Respect to Infringement of Citizen’s Personal Information, which defines “personal information,” “the provision of personal information,” and “the illegal collection of personal information.”

The SAMR (formerly the AQSIQ and SAC) issued the Information Security Technology—Personal Information Security Specification, which came into effect on May 1, 2018. The specification includes a recommendation for the nationwide standards for protection and processing of private personal information, and provides and clarifies the definitions and data processing, disclosure and protection requirements regarding personal information.

On January 23, 2019, the OCLGCA, the MIIT, the MPS, and the SAMR jointly issued the Public Announcement Concerning the Illegal Collection of Personal Information by APPs, which emphasizes that APP operators must comply strictly with the Internet Security Law with in connection with their collection and use of personal information.

Our current security measures and those of the third parties with whom we transact business may not be adequate for the protection of user personal information. In addition, we do not have control over the security measures of our third-party online payment vendors. Security breaches of our system and the online payment systems that we use could expose us to litigation and liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

Laws and Regulations Related to Security and Censorship

The principal pieces of PRC legislation concerning information security and censorship are:

•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988, as amended in 2010) and related Implementing Rules (2014);

•	The Law of the People’s Republic of China Regarding Anti-spy (2014);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, as amended in 2011);

•	Administrative Regulations for the Protection of Secrecy on Railway Computer Information Systems Connected to International Networks (1999);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•

Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000); and

•	The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000) which has been amended in 2009.

These pieces of legislation specifically prohibit the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets, as follows:

•

“A breach of public security” includes a breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens or illegal or criminal activities.

•

“Socially destabilizing content” includes any action that incites defiance or violation of Chinese laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; spreads feudal superstition; involves obscenities, pornography, gambling, violence, murder, or horrific acts; or instigates criminal acts.

•

“State secrets” are defined as “matters that affect the security and interest of the state.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”

Under the aforementioned legislation, it is mandatory for Internet companies in the PRC to complete security filing procedures with the local public security bureau and for them provide regular updates to the local public security bureau regarding information security and censorship systems for their Websites. In this regard, on October 1, 2004, the Administrative Rules on the Filing of Commercial Websites (“Commercial Websites Filing Rules”) were promulgated by the Beijing Administration of Market Regulation (the “Beijing AMR”) to replace the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record promulgated by the Beijing AMR on September 1, 2000. The Commercial Websites Filing Rules state that operators of commercial Websites must comply with the following requirements:

•	filing with the Beijing AMR and obtain electronic registration marks for the Websites;

•	placing the registration marks on the Websites’ homepages; and

•	registering the Website names with the Beijing AMR.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law (the “Internet Security Law”), which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Sohu Internet and Changyou have successfully registered the Sohu.com Website, the Changyou.com Website and the cy.com Website with the Beijing AMR and the electronic registration marks for the Websites are prominently placed on the homepages of the Sohu.com Website and the Changyou.com Website and the cy.com Website. Sogou Information has successfully registered the sogou.com Website with the Beijing AMR.

In addition, the State Security Bureau has issued regulations authorizing the blocking of access to any site it deems to be leaking State secrets or failing to comply with legislation regarding the protection of State secrets in the distribution of information online. Specifically, Internet companies in China with message boards, chat rooms or similar services, such as Sohu, must apply for the approval of the State Secrets Bureau prior to operating such services.

Accordingly, we have established an internal security committee and adopted security maintenance measures, employed a full-time supervisor and exchanged information on a regular basis with the local public security bureau with regard to sensitive or censored information and Websites.

Internet Content and Anti-Pornography

The PRC government has promulgated measures relating to Internet content through a number of government authorities, including the MIIT, the MCT, the SAPPRFT and the MPS. These measures specifically prohibit certain Internet activities, including the operation of online games, which results in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Websites.

In addition, the PRC government has issued several regulations concerning the installation of filter software to filter out unhealthy and vulgar content from the Internet. In April 1, 2009, the Ministry of Education, the MIIT and certain other PRC ministries and agencies issued a notice requiring that, by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools be able to include and operate Green Dam-Youth Escort, which is software aimed at filtering out unhealthy and vulgar content in text and graphics from the Internet and which, according to the Website for the software, may be used to control time spent on the Internet, prohibit access to computer games, and filter out unhealthy Websites. The MIIT further expanded the scope of required use of this filter software by issuing a notice on May 19, 2009 requiring that, effective as of July 1, 2009, all computers manufactured and sold in China have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factory and that all imported computers have the latest available version of Green Dam-Youth Escort preinstalled before being sold in China. Green-Dam Youth Escort is to be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and is also to be included in the backup partition and system restore CD. However, on June 30, 2009, the MIIT postponed the implementation of this requirement regarding pre-installation of Green Dam-Youth Escort.

On December 4, 2009, the MIIT and three other PRC government authorities jointly issued the Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media (“Anti-Pornography Notice”), to crack down on online pornography. Pursuant to the Anti-Pornography Notice, rewards of up to RMB10,000 will be provided to Internet users who report Websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. During a PRC anti-pornography campaign, which continued during 2014, many Websites (including mobile Websites) that contained pornography were closed down. In addition, China Mobile announced a temporary suspension of billing for Wireless Application Protocol (“WAP”) services, as a means of fighting against Websites providing pornographic content.

On April 13, 2014, the National Working Group on Anti-Pornography and three other PRC government authorities jointly issued the Proclamation of Special Action Regarding Crackdown on Online Pornographic Content (the “Anti-Pornography Proclamation”). Under the Anti-Pornography Proclamation, Internet service providers must immediately remove texts, images, video, advertisements and other information that contain pornographic content. The relevant government authority may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. Moreover, an enterprise or individual who provides telecom operation services, network access services, advertising services or payment services to facilitate dissemination of pornographic content may have criminal or civil penalties imposed under the PRC Criminal Law and other relevant laws and regulations.

Laws and Regulations Related to Unfair Competition

Pursuant to an amendment of the Unfair Competition Law of the PRC, or the Unfair Competition Law, adopted by the Standing Committee of the National People’s Congress on November 4, 2017 and effective January 1, 2018, a business operator is prohibited from taking any of the following actions:

•	unauthorized use of marks that are the same as or similar to the names, packaging, or decoration of another party’s products;

•	unauthorized use of another party’s organizational name or the name of an individual;

•	unauthorized use of another party’s domain name, website name, or webpage; and

•	other actions causing a third party to mistakenly believe that another party’s product is that of the business operator.

The Unfair Competition Law forbids business operators to pay bribes in order to gain an opportunity or competitive advantage in a business transaction.

The Unfair Competition Law also stipulates that, without the consent of the affected party, the operator of an Internet business operator may not insert links into the products and services of another Internet business operator in order to re-direct user traffic; may not mislead or compel users to modify, terminate, or un-install any Internet products or services of another Internet business operator; and may not take actions in bad faith to cause an Internet product or service of another Internet business operator to be unusable by users of the other business operator’s properties.

The amendment of the Unfair Competition Law that became effective January 1, 2018 increases the maximum amount of administrative penalties that may be imposed for violations.

In addition, the Supreme People’s Court has promulgated an Interpretation on Several Issues Relating to the Application of the Law in Civil Trials for Unfair Competition Cases, which became effective as of February 1, 2007. This interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators, and maintain orderly market competition.

Regulation of M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation (“SAT”), the SAMR, the China Securities Regulatory Commission (the “CSRC”), and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rule”), which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rule includes provisions that purport to require that an Offshore special purpose vehicle formed for purposes of the overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official Website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. The application of this PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“Circular 6”), which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System (“MOFCOM Security Review Rules”), to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions.

Laws and Regulations Related to Antitrust

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law (“AML”), which took effect on August 1, 2008. Pursuant to the AML, monopolistic conduct, including entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition, is prohibited. To further implement the Antitrust Law and clarify certain issues, the State Council, the MOFCOM, the NDRC and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018, the Regulation on the Prohibition of Acts Involving Monopolistic Agreements issued by the SAMR on December 31, 2010, the Regulation on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAMR on December 31, 2010, the Regulation on the Prevention of Conduct Constituting an Abuse of Administrative Powers to Eliminate or Restrict Competition issued by the SAMR on December 31, 2010, the Anti-Price Monopoly Regulation issued by the NDRC on December 29, 2010, the Declaration Rules for Concentrations of Undertakings issued by the MOFCOM on November 21, 2009, amended on June 6, 2014, and re-issued by the SAMR on September 29, 2018, the Assessment Rules for Concentration of Undertakings issued by the MOFCOM on November 24, 2009, and the Provisional Measures on the Investigation and Handling of Concentrations between Business Operators which Were Not Notified in Accordance with the Law issued by the MOFCOM on December 30, 2011.

Taken together these various laws and regulations provide for the following:

Monopoly Agreement: competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, unless such agreements satisfy the exemptions under the Antitrust Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized enterprises. Sanctions for violations include an order to cease the relevant activities, confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB 500,000 if the intended monopoly agreement has not been performed).

Abuse of Dominant Market Position: a business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Dominant market position refers to a market position held by a business operator having the capacity to control the price, quantity or other trading conditions of commodities in the relevant market, or to hinder or affect any other business operator to enter the relevant market, which will be determined based on the market share of the relevant business operator, capacity of a business operator to control the sales market, the degree of dependence of other business operators upon the business operator in question in transactions, and the degree of difficulty for other business operators to enter into the relevant market. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

Concentration of Enterprises: pursuant to the AML, where a concentration of enterprises reaches the declaration threshold stipulated by the State Council, a declaration must be lodged in advance with the antitrust authority under the State Council. Otherwise, the concentration cannot be effected. Concentration refers to (1) a merger of enterprises; (2) acquiring control over other enterprises by an enterprise through acquiring equities or assets; or (3) acquiring control over, or the possibility of exercising decisive influence on, an enterprise by contract or by any other means. Under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, the thresholds for prior notification of concentration of enterprises are the following:

•

the combined worldwide turnover of all of the subject enterprises in the preceding financial year is more than RMB10.00 billion, and the nationwide turnover within China of each of at least two of the subject enterprises in the preceding financial year is more than RMB400.0 million; or

•

the combined nationwide turnover within China of all the subject enterprises in the preceding financial year is more than RMB2.00 billion, and the nationwide turnover within China of each of at least two of the subject enterprises in the preceding financial year is more than RMB400.0 million.

If business operators fail to comply with these mandatory declaration provisions, the antitrust authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses and impose fines up to RMB500,000.

Regulation of Foreign Currency Exchange and Dividend Distribution

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (“FX Regulations”), which were last amended in August 2008. Under the FX Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in the PRC. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises in the PRC may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles (“Circular 37”) which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“Circular 75”). Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE branch in connection with their direct establishment or indirect control of an Offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or Offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its Offshore parent, as well as restrictions on capital inflows from the Offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity. Further, failure to comply with the various SAFE registration requirements could result in liability under PRC law for evasion of foreign exchange regulations.

Under Circular 37, if a non-listed special purpose vehicle uses its own equity to grant equity incentives to any directors, supervisors, senior management or any other employees directly employed by a domestic enterprise which is directly or indirectly controlled by such special purpose vehicle, or with which such an employee has established an employment relationship, related PRC residents and individuals may, prior to exercising their rights, apply to the SAFE for foreign exchange registration formalities for such special purpose vehicle. However, in practice, different local SAFE branches may have different views and procedures on the interpretation and implementation of the SAFE regulations, and since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentives granted to PRC residents, there remains uncertainty with respect to its implementation.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, which were amended on May 29, 2016, and related Implementation Rules were issued by the SAFE on January 5, 2007. Both became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by individuals in the PRC may be conducted only with approval from the SAFE or its authorized branch. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (“Offshore Share Incentives Rules”), which was issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. In November 2011, the SAFE approved our application to designate our PRC subsidiary Sohu Media to handle the registrations and other procedures required by the Offshore Share Incentives Rules. In February 2012, the SAFE approved Changyou’s application to designate its PRC subsidiary AmazGame to handle the registrations and other procedures required by the Offshore Share Incentive Rules. If we, Changyou or the PRC employees of Changyou and us who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we, Changyou and/or such employees may be subject to fines and other legal sanctions. Sogou has applied for registration of its 2017 Share Incentive Plan with the SAFE, and Sogou is in the process of applying for such registration of its 2010 Share Incentive Plan. If its 2017 Share Incentive Plan and 2010 Share Incentive Plan are not accepted for registration by the SAFE, Sogou may not be able to grant further share-based awards to its PRC employees, Sogou and those who have received awards may be subject to fines and legal sanctions, and Sogou’s ability to contribute additional capital to its PRC subsidiaries and its PRC subsidiaries’ ability to distribute dividends to it may be limited.

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), which was amended in October 2000 and October, 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), which was amended in February, 2014.

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Furthermore, under the Corporate Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC Corporate Income Tax Law issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.

Laws and Regulations Related to Employment and Labor Protection

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law of PRC (“Employment Contract Law”), which became effective as of January 1, 2008 and was amended on December 28, 2012. The Employment Contract Law requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the Employment Contract Law, employment contracts lawfully concluded prior to the implementation of the Employment Contract Law and continuing as of the date of its implementation shall continue to be performed. Where an employment relationship was established prior to the implementation of the Employment Contract Law but no written employment contract was concluded, a contract must be concluded within one month after its implementation.

On September 18, 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which came into effect immediately. These regulations interpret and supplement the provisions of the Employment Contract Law.

We have modified our standard employment contract to comply with the requirements of the Employment Contract Law and its implementing regulations. We have entered into written employment contracts with all of our employees.

Conclusion

In the opinion of Haiwen, our principal PRC Subsidiaries and principal VIEs are approved to engage in the specific online services (categorized and addressed in the above sections) as described in the respective scopes indicated in the corresponding licenses and/or permits issued to the respective companies.

ORGANIZATIONAL STRUCTURE

The charts below present the principal consolidated entities of Sohu.com Limited., not including our consolidated Sogou entities and Changyou entities, and our principal consolidated Sogou entities and Changyou entities.

Sohu Organizational Chart

Sogou Organizational Chart

Changyou Organizational Chart

Changyou
100%
Changyou HK
100%
Changyou HK Webgames
100%
7Road.com Limited
100%
7Road.com HK Limited
Outside PRC
Inside PRC
100%
Brilliant Imagination
100%
Yang Fan Jing He
100%
Shanghai Jingmao
100%
Beijing Jingmao
100%
AmazGame
100%
Gamespace
100%
Gamease
100%
Guanyou Gamespace
100%
Shanghai ICE
100%
Changyou Chuangxiang
Consolidated through contract
Consolidated through equity ownership

Principal Subsidiaries

The following are our China-based principal direct or indirect operating subsidiaries, all of which were established as wholly foreign-owned enterprises (or “WFOEs”) under PRC law (collectively the “China-Based Subsidiaries,” or the “PRC Subsidiaries”):

For Sohu’s Business

•	Sohu.com (Hong Kong) Ltd., or Sohu Era, established in 2000

•	Beijing Sohu New Era Information Technology Co., Ltd., or Sohu Era, established in 2003;

•	All Honest International Limited, or All Honest, established in 2003;

•	Sohu.com (Search) Limited, or Sohu Search, established in 2005;

•	Beijing Sohu New Media Information Technology Co., Ltd., or Sohu Media, established in 2006;

•	Sohu.com (Game) Limtied, or Sohu Game, established in 2008;

•	Beijing Sohu New Momentum Information Technology Co., Ltd., or Sohu New Momentum, established in 2010;

•	Fox Video Investment Holding Limited, or Video Investment, established in 2011;

•	Fox Video Limited, or Sohu Video, established in 2011;

•	Fox Video (HK) Limited, or Video HK, established in 2011;

•	Fox Information Technology (Tianjin) Limited, or Video Tianjin, established in 2011;

•	Focus Investment Holding Limited, or Focus Investment, established in 2013;

•	Sohu Focus Limited, or Sohu Focus, established in 2013; and

•	Sohu Focus (HK) Limited, or Focus HK, established in 2013.

For Sogou’s Business

•	Sogou Inc., or Sogou, established in 2005;

•	Sogou (BVI) Limited, or Sogou BVI, established in 2005;

•	Beijing Sogou Technology Development Co., Ltd., or Sogou Technology, established in 2006;

•	Sogou Hong Kong Limited, or Sogou HK, established in 2007;

•	Vast Creation Advertising Media Services Limited, or Vast Creation, established in 2004 and acquired by Sogou in 2011;

•	Beijing Sogou Network Technology Co., Ltd, or Sogou Network, established in 2012;

•	Sogou Technology Hong Kong Limited, or Sogou Technology HK, established in 2015;

•	Tianjin Sogou Network Technology Co., Ltd, or Tianjin Sogou Network, established in 2017; and

•	Sogou (Shantou) Internet Microcredit Co., Ltd, or Sogou Microcredit, established in 2017.

For Changyou’s Business

•	Changyou.com Limited, or Changyou, established in 2007;

•	Changyou.com (HK) Limited, or Changyou HK, established in 2007;

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, established in 2007;

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, established in 2009;

•	Beijing Yang Fan Jing He Information Consulting Co., Ltd., Yang Fan Jing He, established in 2010;

•	Shanghai Jingmao Culture Communication Co., Ltd., or Shanghai Jingmao, established in 2009 and acquired by Changyou in 2011;

•	Beijing Changyou Jingmao Film & Culture Communication Co., Ltd., or Beijing Jingmao, established in 2010 and acquired by Changyou in 2011;

•	7Road.com Limited, or 7Road, established in 2011;

•	7Road.com HK Limited, or 7Road HK, established in 2011;

•	Changyou.com Webgames (HK) Limited, or Changyou HK Webgames, established in 2011;

•	Shenzhen Brilliant Imagination Technologies Co., Ltd, or Brilliant Imagination, established in 2014; and

•	Beijing Changyou Chuangxiang Software Technology Co., Ltd., or Changyou Chuangxiang, established in 2016.

Principal Variable Interest Entities

The following are our principal VIEs, which we established or acquired in China to perform value-added telecommunications services because of PRC restrictions on direct foreign investment in and operation of value-added telecommunications businesses, which restrictions are discussed in “Government Regulation and Legal Uncertainties-Specific Statutes and Regulations-Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies.” We entered into contractual arrangements between our VIEs and our PRC Subsidiaries that govern a substantial portion of our operations, including those of the brand advertising business, the search and search-related business, the online game business and the others business. These entities are consolidated in Sohu’s consolidated financial statements, and noncontrolling interest is recognized when applicable.

For Sohu’s Business

•

Beijing Century High-Tech Investment Co., Ltd., or High Century, a PRC company that was incorporated in 2001. As of December 31, 2018, Dr. Charles Zhang, our Chairman of the Board and Chief Executive Officer, and Wei Li, one of our employees, held 80% and 20% interests, respectively, in this entity;

•

Beijing Heng Da Yi Tong Information Technology Co., Ltd., or Heng Da Yi Tong, a PRC company that was incorporated in 2002. As of December 31, 2018, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity;

•	Beijing Sohu Internet Information Service Co., Ltd., or Sohu Internet, a PRC company that was incorporated in 2003. As of December 31, 2018, High Century held a 100% interest in this entity;

•	Beijing Sohu Donglin Advertising Co., Ltd., or Donglin, a PRC company that was incorporated in 2010. As of December 31, 2018, Sohu Internet held a 100% interest in this entity;

•

Tianjin Jinhu Culture Development Co., Ltd, or Tianjin Jinhu, a PRC company that was incorporated in 2011. As of December 31, 2018, Xiufeng Deng and Xuemei Zhang, both of whom are our employees, each held a 50% interest in this entity;

•

Beijing Focus Interactive Information Service Co., Ltd., or Focus Interactive, a PRC company that was incorporated in July 2014. As of December 31, 2018, Heng Da Yi Tong held a 100% interest in this entity; and

•	Guangzhou Qianjun Network Technology Co., Ltd, or Guangzhou Qianjun, a PRC company that we acquired in November 2014. As of December 31, 2018, Tianjin Jinhu held a 100% interest in this entity.

For Sogou’s Business

•

Beijing Sogou Information Service Co., Ltd., or Sogou Information, a PRC company that was incorporated in 2005. As of December 31, 2018, Xiaochuan Wang, Sogou’s Chief Executive Officer, High Century and Tencent held 10%, 45% and 45% interests, respectively, in this entity; and

•

Chengdu Easypay Technology Co., Ltd., or Chengdu Easypay, a PRC company that was incorporated in 2015. As of December 31, 2018, Sogou Information and Beijing Shi Ji Si Su Technology Co., Ltd., a subsidiary of Sogou Information, held 9% and 91% interests, respectively, in this entity.

For Changyou’s Business

•	Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, a PRC company that was incorporated in 2007. As of December 31, 2018, High Century held a 100% interest in this entity;

•	Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, a PRC company that was acquired by Changyou in 2010. As of December 31, 2018, Gamease held a 100% interest in this entity; and

•

Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, a PRC company that was incorporated in 2010. As of December 31, 2018, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100% interest in this entity.

We have extended interest-free loans to the individual shareholders of the VIEs to fund their capital investment in the VIEs. The loans are secured by pledges of the shareholders’ equity interests in the VIEs, and can only be repaid by the shareholders by surrender of those equity interests to us. We have also entered into a series of agreements with the individual shareholders to transfer their equity interests in the VIEs to us when required to do so.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. As a result of various factors, including those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report on Form 20-F, our actual future results may be materially different from what we expect.

OVERVIEW

We are a leading Chinese online media, search and game service group providing comprehensive online products and services on PCs and mobile devices in China. Our businesses are conducted by the Sohu Group, which consists of Sohu, Sogou and Changyou. Sogou and Changyou are our indirect controlled subsidiaries. Sohu is a leading Chinese language online media content and services provider. Sogou is an innovator in search and a leader in China’s Internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries, according to CTR, and the fourth largest Internet company by MAU in China, according to iResearch. Changyou is a leading online game developer and operator in China as measured by the popularity of its PC game TLBB and its mobile game Legacy TLBB Mobile, and engages primarily in the development, operation and licensing of online games for PCs and mobile devices.

Through the operation of Sohu, Sogou and Changyou, we generate online advertising revenues, including brand advertising revenues and search and search-related advertising revenues; online games revenues; and other revenues. Online advertising and online games are our core businesses. Most of our operations are conducted through our China-Based Subsidiaries and VIEs.

For the year ended December 31, 2018, our total revenues were approximately $1.88 billion, representing an increase of 1% compared to 2017, and our gross margin decreased from 44% to 43%. Our online advertising business generated revenues of $1.25 billion, with a 12% annual increase, representing 66% of total revenues. Our online game business generated revenues of $389.8 million, with a 13% annual decrease, representing 21% of total revenues. In 2018, our net loss before deducting the noncontrolling interest was $67.4 million, compared to a net loss of $470.0 million in 2017. In 2018, our net loss after deducting the noncontrolling interest was $160.1 million, compared to a net loss of $554.5 million in 2017. Diluted net loss per share attributable to Sohu.com Limited was $4.13 in 2018, compared to a diluted net loss per share attributable to Sohu.com Inc. of $14.30 in 2017.

Factors and Trends Affecting our Business

With the accelerated shift in user activities from PCs to mobile devices and an increase in the number of Internet users, the use of various kinds of mobile Internet services continued to increase. At Sohu, we focused our efforts on developing a portfolio of leading mobile products across our business lines that we believed our users would like.

Smartphones have reshaped the online media business in China, as in-stream feeds have become a mainstream format through which users have become accustomed to receiving personalized information. To ensure we remain as a premier destination for our audience, we invested extensively in content and technology for Sohu Media Portal. We continually refined the design of our key product Sohu News APP, and introduced innovative features to meet users’ appetites. We improved the algorithm used by the recommendation engine of Sohu News APP to enhance the user experience. Our advertising revenues from large brand advertisers decreased through 2018, as we faced challenges competing for their budgets. In response, we are upgrading our advertising systems to improve their effectiveness, with the goal of enhancing monetization, and increasing small and medium enterprise (“SME”) customers’ allocations of their advertising budgets to us.

Online video services remained one of the most popular Internet applications, and continued to gain viewers from television stations. Due to intensified competition among major players, the price of content, especially the prices of premium TV programs, went up sharply in the past few years. This caused industry-wide financial losses. For Sohu Video, we have changed our content procurement strategy and stopped buying expensive new TV programs. We now concentrate on self-developed content and other short-form video program categories, which are much less expensive than TV content. Leveraging our exclusive original content, we also actively explore opportunities with subscription services that we believe will become an important revenue source in addition to traditional advertising revenues. As a result of these measures, the operating loss of Sohu Video in 2018 decreased by 54% year-on-year. We expect the loss will continue to narrow in the year of 2019.

The online search market in China has continued to grow in recent years, but the rate of growth in the mobile search market has slowed from prior years and competition for the acquisition of mobile search traffic has intensified. For our search and search-related business, Sogou remains China’s second-largest search engine by mobile queries. In December 2018, Sogou Search had an 18.5% market share in China based on mobile queries, according to CTR. Sogou has strengthened its competitive advantages in search from content, channel to technology. It has enhanced its differentiated search services in key verticals such as healthcare. It has also continued to leverage the robust ecosystem it has built and shared with Tencent. In 2018, Sogou renewed its framework business collaboration arrangement with Tencent. As part of the arrangement, Sogou Search will remain the default search engine for a range of Tencent products that offer general search functions over the next five years. Sogou Search will also continue to be the search partner with Weixin/WeChat as the preferred search engine for third-party search services to access external Internet content within Weixin/WeChat for the next year, and Tencent intends to extend this partnership over the next five years on an annual basis. In addition, Sogou has made significant breakthroughs in language-centered AI technology, including speech, computer vision, machine translation, dialogue, and Q&A. Sogou has further leveraged these AI capabilities to enhance the search experience for users and explore more applications in multiple sectors and in various commercial settings. Going forward, Sogou will continue to invest in companies with valuable content, data, and technology, and look to build strategic partnerships through equity investments that help to solidify its competitive edge and drive the long-term growth of its search business.

For Changyou’s online game business, PC games revenue remained stable and mobile games revenue experienced a decrease during the year of 2018. In 2018, Changyou reviewed its previous experience in mobile game development, streamlined its game development processes, and set higher standards in terms of the overall quality of games within the pipeline. It also continued to adjust the in-game environment of and optimize the operational strategy for its existing games. Going forward, Changyou plans to continue to improve its capabilities in game design, game technology, and graphic quality, enhance project management over the development process, and improve development efficiencies, as well as to further invest in talent acquisition and development. While Changyou expects that MMORPG mobile games will continue to be its strategic focus, it also plans to develop casual games and strategy games. For the three months ended December 31, 2018, the PC games and mobile games that Changyou operates had approximately 4.9 million total average monthly active accounts and approximately 1.6 million total active paying accounts.

CRITICAL ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Identified below are the accounting policies that reflect our most significant estimates and judgments, and those that we believe are the most critical to fully understanding and evaluating our consolidated financial statements.

Basis of Consolidation and Recognition of Noncontrolling Interest

Our consolidated financial statements include the accounts of Sohu and its subsidiaries and consolidated VIEs. All intra-Group transactions are eliminated.

VIE Consolidation

Our VIEs are wholly or partially owned by certain of our employees as nominee shareholders. For our consolidated VIEs, management made evaluations of the relationships between us and our VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, we control the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that we are the primary beneficiary of our consolidated VIEs.

Noncontrolling Interest Recognition

Noncontrolling interests are recognized to reflect the portion of the equity of subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the noncontrolling interests in our consolidated financial statements primarily consist of noncontrolling interests for Sogou and Changyou.

Noncontrolling Interest for Sogou

Prior to the completion of Sogou’s IPO in November of 2017, Sohu controlled the election of a majority of the Board of Directors of Sogou pursuant to a shareholders’ agreement that expired upon the completion of the IPO. Following the completion of Sogou’s IPO, pursuant to the Sogou Voting Agreement and Sogou’s amended and restated memorandum and articles of association, Sohu still has the right to appoint a majority of Sogou’s Board of Directors.

As Sogou’s controlling shareholder, we consolidate Sogou in our consolidated financial statements, and recognize noncontrolling interest reflecting economic interests in Sogou held by shareholders other than us (the “Sogou noncontrolling shareholders”). Sogou’s net income /(loss) attributable to the Sogou noncontrolling shareholders is recorded as noncontrolling interest in our consolidated statements of comprehensive income.

Noncontrolling Interest Recognition before Sogou’s IPO

Based on the principles of allocation of Sogou’s profit and loss set forth below, Sogou’s cumulative results of operations attributable to the Sogou noncontrolling shareholders, along with changes in shareholders’ equity/(deficit) and adjustments for share-based compensation expense in relation to those share-based awards that were unvested and vested but not yet settled and the Sogou noncontrolling shareholders’ investments in Sogou Pre-IPO Series A Preferred Shares, Sogou Pre-IPO Series B Preferred Shares, Sogou Pre-IPO Class A Ordinary Shares, and Sogou Pre-IPO Class B Ordinary Shares, were accounted for as a noncontrolling interest classified as permanent equity in our consolidated balance sheets, as we had the power to reject a redemption requested by the noncontrolling shareholders. These treatments were based on the terms governing investment, and on the terms of the classes of Sogou shares held, by the noncontrolling shareholders in Sogou before Sogou’s IPO.

Principles of Allocation of Sogou’s Profit and Loss—By virtue of the terms of the Sogou Pre-IPO Preferred Shares, Pre-IPO Class A Ordinary Shares, and Pre-IPO Class B Ordinary Shares, Sogou’s losses were allocated in the following order before Sogou’s IPO:

(i)    net losses were allocated to holders of the Sogou Pre-IPO Class A Ordinary Shares and the holder of the Sogou Pre-IPO Class B Ordinary Shares until their basis in Sogou decreased to zero;

(ii)    additional net losses were allocated to holders of the Sogou Pre-IPO Series A Preferred Shares until their basis in Sogou decreased to zero;

(iii)    additional net losses were allocated to the holder of the Sogou Pre-IPO Series B Preferred Shares until its basis in Sogou decreased to zero; and

(iv)    further net losses were allocated between Sohu and noncontrolling shareholders based on their shareholding percentage in Sogou.

Net income from Sogou was allocated in the following order before Sogou’s IPO:

(i)    net income was allocated between Sohu and noncontrolling shareholders based on their shareholding percentage in Sogou until their basis in Sogou increased to zero;

(ii)    additional net income was allocated to the holder of the Sogou Pre-IPO Series B Preferred Shares to bring its basis back;

(iii)    additional net income was allocated to holders of the Sogou Pre-IPO Series A Preferred Shares to bring their basis back;

(iv)    further net income was allocated to holders of the Sogou Pre-IPO Class A Ordinary Shares and the holder of the Sogou Pre-IPO Class B Ordinary Shares to bring their basis back; and

(v)    further net income was allocated between Sohu and noncontrolling shareholders based on their shareholding percentage in Sogou.

Noncontrolling Interest Recognition after Sogou’s IPO

Sogou’s cumulative results of operations attributable to the Sogou noncontrolling shareholders, based on their share of the economic interest in Sogou, along with changes in shareholders’ equity and adjustment for share-based compensation expense in relation to share-based awards that are unvested and vested but not yet settled and adjustment for changes in our ownership percentage in Sogou, are recorded as noncontrolling interest in our consolidated balance sheets.

Noncontrolling Interest for Changyou

As of the date of this report, we hold approximately 67% of the combined total of Changyou’s outstanding ordinary shares, and control approximately 95% of the total voting power in Changyou.

As Changyou’s controlling shareholder, we consolidate Changyou in our consolidated financial statements, and recognize noncontrolling interest reflecting the economic interest in Changyou held by shareholders other than us (the “Changyou noncontrolling shareholders”). Changyou’s net income /(loss) attributable to the Changyou noncontrolling shareholders is recorded as noncontrolling interest in our consolidated statements of comprehensive income, based on their share of the economic interest in Changyou. Changyou’s cumulative results of operations attributable to the Changyou noncontrolling shareholders, along with changes in shareholders’ equity, adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet settled and adjustment for changes in our ownership in Changyou, are recorded as noncontrolling interest in our consolidated balance sheets.

Segment Reporting

Our Group’s segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision making group, in deciding how to allocate resources and in assessing performance. The CODM is our Chief Executive Officer.

Revenue Recognition

Impact of Adoption of ASC 606

On January 1, 2018, we adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. The adoption of ASC 606 did not have a material impact on our accumulated deficit as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605.

Under ASC 605, advertising-for-advertising barter transactions for which the fair value of the advertising services was not determinable were recorded at the carrying amount of the advertising surrendered since we did not settle such barter transactions with the counterparties in cash. As ASC 605 has been superseded by ASC 606 on this subject, advertising-for-advertising barter transactions is to be recorded at the fair value of the advertising received by reference to the fair value of advertising services provided to other customers. The impact for the year of 2018 was an increase of approximately $25.6 million in revenues, with corresponding increases in cost of revenues and sales and marketing expenses, most of which were generated from Sogou for services provided to and received from Tencent. To a lesser extent, there is a potential impact on our accounting for exchanges of brand advertising placements with other platforms by Sohu. Revenues are recognized in the same amount as the corresponding costs and expenses. Therefore, there was no net profit and loss impact to us for the year of 2018.

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from the Group’s consolidated statement of comprehensive income for the year ended December 31, 2018, as actually reported and as they would have been reported under ASC 605, without the adoption of ASC 606 (in thousands, except per share data):

	As reported	Without adoption of ASC 606	Effect of change Higher/(Lower)
Revenue-Online advertising-Brand advertising	$231,945	228,165	3,780
Revenue-Online advertising-Search and search related advertising	1,022,456	1,000,639	21,817
Cost of revenue- Online advertising-Search and search related advertising	664,164	642,920	21,244
Gross profit	811,308	811,308	0
Operating expenses- Sales and marketing	400,579	396,226	4,353
Operating loss	(160,525)	(160,525)	0
Income tax expenses	13,432	13,432	0
Net loss	(67,359)	(67,359)	0
Basic net loss per share attributable to Sohu.com Limited.	(4.11)	(4.11)	0
Diluted net loss per share attributable to Sohu.com Limited.	(4.13)	(4.13)	0

The adoption of ASC 606 did not change our consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity as of, or for the year ended, December 31, 2018.

Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players, the estimation of the fair value of an advertising-for-advertising barter transaction, allocation of upfront license fees for licensed-out games between license and post-sale services, and the volume sales rebates. We do not believe that significant management judgements are involved in revenue recognition, but the amount and timing of our revenues could be different for any period if management made different judgments or utilized different estimates.

The following table presents our revenues disaggregated by products and services:

	Year Ended December 31, 2018 (in thousands)				Year Ended December 31, 2017 (in thousands)
	Sohu	Sogou	Changyou	Total	Sohu	Sogou	Changyou	Total
Brand advertising:
Sohu Media Portal	$127,348	0	0	127,348	$151,982	0	0	151,982
Sohu Video	53,756	0	0	53,756	79,743	0	0	79,743
Focus	31,144	0	0	31,144	57,245	0	0	57,245
17173.com Website	0	0	19,697	19,697	0	0	25,096	25,096
Search and search related advertising	0	1,022,456	0	1,022,456	0	801,199	0	801,199
Online games:
PC games	0	0	236,743	236,743	0	0	239,149	239,149
Mobile games	0	0	151,737	151,737	0	0	208,355	208,355
Other games	0	0	1,308	1,308	0	0	2,029	2,029
Others:
Cinema advertising business	0	0	70,202	70,202	0	0	91,419	91,419
Others	61,975	100,589	6,074	168,638	83,758	106,807	14,180	204,745

Total	$274,223	1,123,045	485,763	1,883,029	$372,728	908,006	580,228	1,860,962

As noted above, in accordance with the modified retrospective method upon adoption of ASC 606, prior period amounts were not adjusted.

Online Advertising Revenues

Online advertising revenues include revenues from brand advertising services as well as search and search-related advertising services. Certain customers may receive sales rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume from each agent with reference to its historical results. Sales rebates will reduce revenues recognized. We recognize revenue for the amount of fees we receive from our advertisers, after deducting sales rebates and net of value-added tax (“VAT”). We believe that there will not be significant changes to our estimates of variable consideration.

Brand Advertising Revenues

Revenue Recognition of Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine the standalone selling price of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where a standalone selling price is not directly observable, we generally estimate the selling price based on the prices at which performance obligations of a similar nature and geography are charged to customers. Most of such contracts have all performance obligations completed within the same quarter.

Pricing Model

Through PCs and mobile devices, we provide advertisement placements to our advertisers on different Internet platforms and in different formats, which include banners, links, logos, buttons, full screen, pre-roll, mid-roll, post-roll video screens, pause video screens, loading page ads, news feed ads and in-feed video infomercial ads.

Currently we have three main types of pricing models, consisting of the Fixed Price model, the CPM model, and the CPC model.

(i)	Fixed Price model

Under the Fixed Price model, a contract is signed to establish a fixed price for the advertising services to be provided. Given that the advertisers benefit from displayed advertisements evenly over the period the advertisements are displayed, we recognize revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

(ii)	CPM model

Under the CPM model, the unit price for each qualifying display is fixed and stated in the contract with the advertiser. A qualifying display is defined as the appearance of an advertisement, where the advertisement meets criteria specified in the contract. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with our pricing practices for similar advertisers, we recognize revenue based on the fixed unit prices and the number of qualifying displays upon their occurrence, provided all revenue recognition criteria have been met.

(iii)	CPC model

Under the CPC model, there is no fixed price for advertising services stated in the contract with the advertiser and the unit price for each click is auction-based. We charge advertisers on a per-click basis when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with our pricing practices with similar advertisers, we recognize revenue based on qualifying clicks and unit price upon the occurrence of the clicks, provided all revenue recognition criteria have been met.

Search and Search-related Advertising Revenues

Search and search-related services consist primarily of search and search-related advertising services offered by Sogou.

Pay-for-click Services

Pay for click services enable advertisers’ promotional links to be displayed on Sogou search result pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. For pay for click services, Sogou introduces Internet users to its advertisers through auction-based systems and charges advertisers on a per-click basis when the users click on the displayed links. The performance obligation of pay-for-click services is satisfied at the point in time once the users click on the displayed links, and revenue for pay-for-click services is recognized on a per-click basis.

Other Online Advertising Services

Other online advertising services mainly consist of displaying advertisers’ promotional links on Sogou’s Internet properties. For time-based advertising services, the Sogou’s performance obligation is satisfied over time when the advertising links are displayed over the contract periods, and revenue is normally recognized on a straight-line basis over the contracted display period. For performance-based advertising services, for example, the advertisers are charged based on the times that users download from the displayed links, Sogou’s performance obligation is satisfied at the point in time when the promised performance is completed and the revenue is recognized upon the completion of the promised performance.

Sogou’s online advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. Sogou is the principal in such arrangement because its promise to advertisers is to provide the advertising services itself rather than to arrange for the advertising services to be provided by third parties on their Internet properties. Payments made to operators of third-party Internet properties are included in the traffic acquisition costs.

Online Game Revenues

Changyou’s online game revenues are generated primarily from its self-operated and licensed-out PC games and mobile games. All of Changyou’s games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items.

Changyou is the primary obligor of its self-operated games. Changyou hosts the games on its own servers and is responsible for the sale and marketing of the games as well as customer service. Accordingly, revenues are recorded gross of revenue sharing-payments to third-party developers and/or mobile APP stores, but net of VAT and discounts to game card distributors where applicable. Changyou obtains revenues from the sale of in-game virtual items. Revenues are recognized as the virtual items are consumed or over the estimated lives of the virtual items, which are estimated by considering the average period that paying players typically play Changyou’s games and other player behavior patterns derived from operating data. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues could be impacted.

PC Games

Proceeds from Changyou’s self-operated PC games are collected from players and third-party game card distributors through sales of Changyou’s game points on its online payment platform and prepaid game cards.

Changyou’s self-operated PC games are either developed in house or licensed from third-party developers. For licensed PC games, Changyou remits a pre-agreed percentage of the proceeds to the third-party developers pursuant to revenue-sharing agreements, and keeps the balance. Such revenue-sharing amounts paid to third-party developers are recorded in Changyou’s cost of revenues.

Mobile Games

Self-operated Mobile Games

For self-operated mobile games, Changyou sells game points to its game players via third-party mobile APP stores. The mobile APP stores in turn pay Changyou proceeds after deducting their share of pre-agreed revenue-sharing amounts.

Changyou’s self-operated mobile games are either developed in house or licensed from or jointly developed with third-party developers. For licensed and jointly developed mobile games, Changyou remits a pre-agreed percentage of the proceeds to the third-party developers pursuant to revenue-sharing agreements, and keeps the balance. Such revenue-sharing amounts paid to mobile application stores and third-party developers are recorded in Changyou’s cost of revenues.

Licensed Out Mobile Games

Changyou also authorizes third parties to operate its mobile games. The licensed out games mainly include mobile games developed in house, such as Changyou’s mobile game Legacy TLBB Mobile, and mobile games jointly developed with third-party developers. Changyou receives monthly revenue-based royalty payments from the third-party licensee operators. Changyou receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate Changyou’s games in specified geographic areas. Since Changyou is obligated to provide post-sale services (“PCS”), the initial license fees are allocated between the license and PCS based on relative standalone selling prices. The amount allocated to the license is recognized as revenue upon the commencement of the license period, given that Changyou’s intellectual property rights subject to the license are considered to be functional and the licensee has the right to use such intellectual property rights as they exist at the point when the license is granted, and the amount allocated to PCS is recognized as revenue ratably over the license period. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. Changyou views the third-party licensee operators as Changyou’s customers and recognizes revenues on a net basis, as Changyou does not have the primary responsibility for fulfillment and acceptability of the game services. Changyou remits to the third-party developers a pre-agreed percentage of revenues and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in Changyou’s cost of revenues or product development expenses.

Other Revenues

Sohu

Other revenues attributable to Sohu consist primarily of revenues from paid subscription services, interactive broadcasting services, and content provided through the platforms of the three main telecommunications operators in China.

Sogou

Other revenues attributable to Sogou are IVAS revenues, which are mainly from the operation of Web games and mobile games developed by third parties and the provision of online reading services, and revenues from other products and services including smart hardware products.

Changyou

Other revenues attributable to Changyou are primarily from its cinema advertising business and from IVAS.

In its cinema advertising business, Changyou provides clients advertising placements in slots that are shown in theaters before the screening of movies. The rights to place advertisements in such advertising slots are granted to Changyou, which takes inventory risk under the contracts Changyou signs with different theaters. Changyou charges its advertising clients fees either on a per advertising-slot basis or a fixed amount for an agreed-upon number of slots during a specified contract period. When delivery of the advertising service is confirmed by the customers by their signing a form, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period. As Changyou is considered to be the principal in the arrangements with the theaters, the fees paid to the theaters are recognized as cost of revenues.

Changyou provides IVAS primarily through software applications for PCs and mobile devices offered by RaidCall. Prior to March 2018, IVAS revenues also included revenues generated from the Dolphin Browser operated by MoboTap. Revenues from IVAS are recognized during the period the services are rendered or items are consumed under the gross method, as Changyou is the principal obligor for provision of the services.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when we have satisfied our performance obligations and have the unconditional right to payment. The allowance for doubtful accounts and authorized credits is estimated based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect our customers’ ability to pay. Contract assets as of December 31, 2018 were not material. The allowance for doubtful accounts and authorized credits was $16.9 million and $5.7 million, respectively, as of December 31, 2018 and December 31, 2017.

Receipts in advance and deferred revenue related to unsatisfied performance obligations at the end of the period and primarily consist of fees received from the game players with online gaming business and advertisers with search and search-related advertising businesses. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $111.8 million for the year ended December 31, 2018.

There is no significant change in the contract assets and contract liability balances during the year of 2018.

Revenue recognized in 2018 from performance obligations related to prior years was not material.

Practical Expedients

We have used the following practical expedients as allowed under ASC 606:

(i)    The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of our contracts have a duration of one year or less.

(ii)    Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts generally do not include a significant financing component.

(iii)    We applied the portfolio approach in determining the commencement date of consumption and the estimated lives of virtual items for the recognition of games revenue given that the effect of applying a portfolio approach to a group game players’ behaviors would not differ materially from considering each one of them individually.

(iv)    We generally expense sales commissions when incurred, because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

Cost of Revenues

Cost of Online Advertising Revenues

Cost of online advertising revenues includes cost of revenues from brand advertising services as well as cost of revenues from search and search-related services.

Cost of Brand Advertising Revenues

Cost of brand advertising revenues mainly consists of content and license costs, salary and benefits expenses, and bandwidth leasing costs. For self-developed video content, production costs incurred in excess of the amount of revenue contracted for are expensed as incurred.

Cost of Search and Search-related Advertising Revenues

Cost of search and search-related advertising revenues mainly consists of traffic acquisition costs, bandwidth leasing costs, depreciation expenses, salary and benefits expenses, and share-based compensation expense. Traffic acquisition costs consist primarily of payments to third parties that direct search queries of the users to Internet properties of Sogou or distribute Sogou advertisers’ promotional links through such third parties’ Internet properties. The traffic acquisitions costs for such arrangements consist primarily of fees that Sogou pays to the third parties based on an agreed-upon unit price and revenue-sharing payments that Sogou makes to such third parties based on an agreed-upon percentage of revenues generated from users’ clicks.

Cost of Online Game Revenues

Cost of online game revenues mainly consists of revenue-sharing payments, salary and benefits expenses, bandwidth leasing costs, content and license costs, tax surcharges, depreciation and amortization expenses, and other direct costs.

Cost of Other Revenues

Cost of other revenues mainly consists of payments to theaters for pre-film screening advertising slots, revenue-sharing payments related to the IVAS business, content and license costs related to paid subscription services, and revenue-sharing payments related to interactive broadcasting services.

Product Development Expenses

Product development expenses mainly consist of salary and benefits expenses, technical service fees, content and license expenses, facilities expenses, and depreciation and amortization expenses. These expenses are incurred for the enhancement and maintenance of our Internet platforms as well as for our products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.

Advertising Expenses

Advertising expenses are included in sales and marketing expenses, and generally represent the expenses of promotions to create or stimulate a positive image of us or a desire to subscribe for our products and services. Advertising and promotional expenses are expensed as incurred.

Share-based Compensation Expense

Sohu (excluding Fox Video Limited), Sogou, Changyou, and Fox Video Limited (“Sohu Video”) have incentive plans for the granting of share-based awards, including stock options, share options and restricted share units, to members of the boards of directors, management and other key employees.

For share-based awards for which a grant date has occurred, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income based on the fair value of the related share-based awards on their grant dates. For share-based awards for which the service inception date precedes the grant date, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair value of the related share-based awards. Share-based compensation expense is charged to the shareholders’ equity or noncontrolling interest section in the consolidated balance sheets. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. If factors change or different assumptions are used, our share-based compensation expense could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive equity awards.

Sohu (excluding Sohu Video), Sogou, and Changyou Share-based Awards

Sohu (excluding Sohu Video) Share-based Awards

In determining the fair values of share options granted by Sohu (excluding Sohu Video) as share-based awards, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied. In determining the fair value of restricted share units granted, the public market price of the underlying shares on the grant dates was applied.

Upon the dissolution of Sohu.com Inc. on May 31, 2018, we assumed all then existing obligations of Sohu.com Inc. with respect to equity incentive awards that had been granted under Sohu.com Inc.’s Amended and Restated 2010 Stock Incentive Plan and remained outstanding, and such awards were converted into the right to receive upon exercise or settlement our ordinary shares under the Sohu 2018 Share Incentive Plan rather than shares of the common stock of Sohu.com Inc., subject to the other terms of such outstanding awards. Options for the purchase of our ordinary shares, including the options converted from those contractually granted under the Sohu Amended and Restated 2010 Stock Incentive Plan, are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets.

Under ASC 718-10-25, no grant date can be established until a mutual understanding is reached between Sohu and the recipients clarifying the subjective performance requirements. In accordance with ASC 718-10-55, as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimate of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair value at the grant date.

Sogou Share-based Awards

In determining the fair value of share options granted by Sogou as share-based awards, a binomial valuation model was applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, expected share price volatility rates, and expected dividends. Before the completion of Sogou’s IPO, the fair values of the ordinary shares were assessed using the income approach/discounted cash flow method or based on the mid-point of the estimated IPO price range, in each case with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. After the completion of Sogou’s IPO, the fair values of the ordinary shares were determined based on the trading price of Sogou’ ADSs in the public market. Certain persons who became Sogou employees when Tencent’s Soso search-related businesses were transferred to Sogou in 2013 had been granted restricted share units under Tencent’s share award arrangements prior to the transfer of the businesses to Sogou. These Tencent restricted share units will continue to vest under the original Tencent share award arrangements provided the transferred employees continue to be employed by Sogou during the requisite service period. After the transfer of the Soso search-related businesses to Sogou, Sogou applied the guidance in ASC 505-50 to measure the related compensation expense based on the then-current fair value at each reporting date, as the expense is deemed to have been incurred by Tencent as an investor on Sogou’s behalf. To determine the then-current fair value of the Tencent restricted share units granted to these employees, the public market price of the underlying shares at each reporting date was applied. Because Sogou is not required to reimburse Tencent for such share-based compensation expense, the related amount was recorded by Sogou as a capital contribution from Tencent.

Changyou Share-based Awards

In determining the fair value of ordinary shares and restricted share units granted by Changyou as share-based awards in 2008, the income approach /discounted cash flow method with a discount for lack of marketability was applied, given that the shares underlying the awards were not publicly traded at the time of grant. Changyou’s 2008 Share Incentive Plan expired in August 2018 and is no longer available for granting new share-based awards. In determining the fair value of restricted share units granted after Changyou’s IPO, the public market price of the underlying shares on the grant dates was applied.

Options for the purchase of Changyou Class A ordinary shares contractually granted under the Changyou 2014 Share Incentive Plan are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets. Under ASC 718-10-25, no grant date can be established until a mutual understanding is reached between Changyou and the recipients clarifying the subjective performance requirements. In accordance with ASC 718-10-55, as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimates of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values at the grant date. In determining the fair values of Changyou share options granted, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied.

Compensation Expense Recognition

For options and restricted share units granted with respect to Sohu (excluding Sohu Video) shares and Changyou shares, compensation expense is recognized on an accelerated basis upon the requisite service period and certain subjective performance targets being met. For share options granted with respect to Sogou shares, compensation expense is recognized over the estimated period during which the service period requirement and performance target will be met, which is usually within one year, or, after the performance target of Sogou’s completion of an IPO was met upon the completion of Sogou’s IPO on November 13, 2017, on an accelerated basis over the requisite service period, or, for options with only service period requirement, on an accelerated basis over the requisite service period. For Tencent restricted share units that Tencent had granted to employees who transferred to Sogou with the Soso search and search-related businesses, compensation expense is recognized by Sogou on an accelerated basis over the requisite service period, and the fair value of the share-based compensation is re-measured at each reporting date until the service has been provided. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and no compensation expense is recorded for the number of awards so estimated.

Sohu Video Share-based Awards

On January 4, 2012, Sohu Video, the holding entity of Sohu’s video division, adopted a 2011 Share Incentive Plan (the “Video 2011 Share Incentive Plan”) which provides for the issuance of up to 25,000,000 ordinary shares of Sohu Video (representing approximately 10% of the outstanding Sohu Video shares on a fully-diluted basis) to management and key employees of the video division and to Sohu management. As of December 31, 2018, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made, of which options for the purchase of 4,972,800 ordinary shares were vested.

For purposes of ASC 718-10-25, as of December 31, 2018, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. Therefore, the fair value of the awards was not determinable and could not be accounted for. In accordance with ASC 718-10-55, our management determined that the service inception date with respect to vested option awards for the purchase of 4,972,800 shares had preceded the grant date. Therefore, we recognized compensation expense for these vested Sohu Video share-based awards and re-measured, and will re-measure, the compensation expense on each subsequent reporting date based on the then-current fair values of these vested awards until the grant date is established.

Taxation

PRC Corporate Income Taxes

Recognition

Income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Deferred income taxes are determined based on the differences between the accounting basis and the tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. Deferred tax assets are reduced by a valuation allowance, if based on available evidence, it is considered that it is more likely than not that some portion of or all of the deferred tax assets will not be realized. In making such determination, we consider factors including future reversals of existing taxable temporary differences, future profitability, and tax planning strategies. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred. If events were to occur in the future that would require us to realize less of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period when those events occurred. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.

Our deferred tax assets are related to net operating losses and temporary differences between accounting basis and tax basis for our China-Based Subsidiaries and VIEs, which are subject to corporate income tax in the PRC under the CIT law.

Applicable Income Tax Rate

Principal Entities Qualified as HNTEs

The CIT Law generally applies an income tax rate of 25% to all enterprises but grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs can enjoy an income tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% CIT rate.

As of December 31, 2018, the following principal entities were qualified as HNTEs and were entitled to an income tax rate of 15%.

For Sohu’s Business

•

Sohu Internet. Sohu Internet re-applied for HNTE qualification and received approval in October 2018. Sohu Internet is entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

•

Sohu Media and Guangzhou Qianjun. Sohu Media and Guangzhou Qianjun re-applied for HNTE qualification and received approval in November 2017 and December 2017, respectively. Sohu Media and Guangzhou Qianjun are entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

•	Sohu New Momentum. Sohu New Momentum qualified as an HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification in 2019.

For Sogou’s Business

•

Sogou Information. Sogou Information re-applied for HNTE qualification and received approval in November 2018. Sogou Information is entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

•

Sogou Technology. Sogou Technology re-applied for HNTE qualification and received approval in December 2017. Sogou Technology is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

•	Sogou Network. Sogou Network qualified as an HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification in 2019.

For Changyou’s Business

•

Gamease and AmazGame. Gamease and AmazGame re-applied for HNTE qualification and received approval in October 2017 and December 2017, respectively. Gamease and AmazGame are entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

•	Gamespace. Gamespace qualified as HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification in 2019.

Principal Entities Qualified as Software Enterprises and KNSEs

The CIT Law and its implementing regulations provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a “KNSE” is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status.

For Sohu’s Business

•

Sohu New Momentum. In 2018, Sohu New Momentum completed a self-assessment, filed required supporting documents, and was qualified as a Software Enterprise, which entitled it to the second year of an income tax rate reduction from 25% to 12.5% for 2017. Sohu New Momentum will follow the same process in 2019 to entitle it to the third year of an income tax rate reduction from 25% to 12.5% for 2018.

For Sogou’s Business

•

Sogou Technology. In 2018, Sogou Technology completed a self-assessment and filed required supporting documents for KNSE status for 2017. In 2018, Sogou Technology was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% for 2017. Sogou Technology will follow the same process in 2019 for KNSE status for 2018.

For Changyou’s Business

•

AmazGame. In 2018, AmazGame completed a self-assessment and filed required supporting documents for KNSE status for 2017. Also in 2018, AmazGame was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% for 2017. AmazGame will follow the same process in 2019 for KNSE status for 2018.

•

Changyou Chuangxiang. In 2018, Changyou Chuangxiang completed a self-assessment, filed required supporting documents, and was qualified as a Software Enterprise, which entitled it to the first year of an income tax exemption for 2017. Changyou Chuangxiang will follow the same process in 2019 to entitle it to the second year of an income tax exemption for 2018.

PRC Withholding Tax on Dividends

The CIT Law imposes a 10% withholding income tax on dividends distributed by foreign invested enterprises in the PRC to their immediate holding companies outside Mainland China. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income,” if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to a withholding tax rate of 10%.

PRC Value Added Tax

On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT was expanded to all industries in China, and all of our revenues have been subject to VAT since that date. To record VAT payable, we adopted the net presentation method, which presents the difference between the output VAT (at rates of 6% or 17% for the years ended December 31, 2016 and 2017 and for the period from January 1, 2018 to April 30, 2018, and at rates of 6% or 16% after May 1, 2018) and the available input VAT amount (at the rate applicable to the supplier).

U.S. Corporate Income Tax

Sohu.com Inc., which was formerly the top-tier publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. federal corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and of up to 35% for prior tax years. U.S. federal tax legislation signed into law on December 22, 2017, commonly referred to as the Tax Cuts and Jobs Act (the “U.S. TCJA”), significantly modified the U.S. Internal Revenue Code by, among other things, reducing the maximum statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a partial territorial tax system with a one-time transition tax (the “Toll Charge”) on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings. See Note 14 to our audited consolidated financial statements beginning on page F-1 of this report.

Certain activities conducted in the PRC resulted in U.S. corporate income taxes being imposed on Sohu.com Inc. when its subsidiaries that were controlled foreign corporations (“CFCs”) generated income that was subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”). Generally, passive income, such as rents, royalties, interest, dividends, and gains from disposal of the Sohu Group’s investments, were among the types of income that were subject to taxation under Subpart F. Any income taxable under Subpart F was taxable in the U.S. at a federal corporate income tax rate of 21%. Subpart F income also included certain income from intra-Group transactions between Sohu.com Inc.’s non-U.S. subsidiaries and VIEs and Changyou’s non-U.S. subsidiaries and VIEs or Sogou’s non-U.S. subsidiaries and VIEs, or where Sohu.com Inc.’s non-U.S. subsidiaries or VIEs made an “investment in U.S. property,” such as holding stock in, or making a loan to, a U.S. corporation.

To the extent that portions of Sohu.com Inc.’s U.S. taxable income, such as Subpart F income or global intangible low-taxed income (“GILTI”), had been determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. may have been entitled to claim foreign tax credits to offset its U.S. income tax liabilities. If dividends that Sohu.com Inc. received from its subsidiaries had been determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. would generally not have been required to pay U.S. corporate income tax on those dividends. Any liabilities for U.S. corporate income tax were accrued in our consolidated statements of comprehensive income and estimated tax payments were made when required by U.S. law.

Treatment of Toll Charge Related to the U.S. TCJA

Beginning in the fourth quarter of 2017, the Sohu Group had recognized a provisional amount of income tax expense for the Toll Charge of $219 million, which represented management’s estimate of the amount of the Toll Charge that would have been payable by Sohu.com Inc. based on the deemed repatriation to the United States of its share of previously deferred earnings of certain of its non-U.S. subsidiaries, offset by a reduction of $4.0 million in liability for deferred U.S. income tax, as a result of the U.S. TCJA. The Sohu Group included the provisional amount of the Toll Charge of $219 million in its interim financial statements through the quarter ended September 30, 2018, in reliance on SAB 118.

For the fourth quarter of 2018, the Sohu Group’s management re-evaluated the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018 the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. In addition, the Sohu Group accrued $2 million in interest on the unrecognized tax benefit.

The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2018, such as final IRS Toll Charge regulations published in February 2019, and any future circumstances such as any guidance issued by the U.S. Department of the Treasury, any IRS assessments upon audit on the Toll Charge, if any, and management’s further judgment and estimates.

Uncertain Tax Positions

We are subject to various taxes in different jurisdictions, primarily the U.S. and the PRC. Management reviews regularly the adequacy of the provisions for taxes as they relate to our income and transactions. In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

Net Income /(Loss) per Share

Basic net income /(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income /(loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares comprise shares issuable upon the exercise or settlement of share-based awards using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. The computation of diluted net income /(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income /(loss) per share.

Additionally, for purposes of calculating the numerator of diluted net income /(loss) per share, the net income /(loss) attributable to Sohu is calculated as follows.

Sogou’s net income /(loss) attributable to Sohu

Before Sogou’s IPO

Before Sogou’s IPO, Sogou’s net income /(loss) attributable to Sohu was determined using the percentage that the weighted average number of Sogou shares held by Sohu represented of the weighted average number of Sogou Pre-IPO Preferred Shares and Pre-IPO Ordinary Shares outstanding, shares issuable upon the conversion of convertible preferred shares under the if-converted method, and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and was not determined by allocating Sogou’s net income /(loss) to Sohu using the methodology for the calculation of net income /(loss) attributable to the Sogou noncontrolling shareholders.

After Sogou’s IPO

After Sogou’s IPO, Sogou’s net income /(loss) attributable to Sohu is determined using the percentage that the weighted average number of Sogou shares held by Sohu represents of the weighted average number of Sogou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Sogou, which is used for the calculation of basic net income per share.

In the calculation of Sohu’s diluted net income /(loss) per share, assuming a dilutive effect, the percentage of Sohu’s shareholding in Sogou was calculated by treating convertible preferred shares issued by Sogou as having been converted at the beginning of the period and unvested Sogou share options with the performance targets achieved as well as vested but unexercised Sogou share options as having been exercised during the period. The dilutive effect of share-based awards with a performance requirement was not considered before the performance targets were actually met. Assuming an anti-dilutive effect, all of these Sogou shares and share options were excluded from the calculation of Sohu’s diluted income /(loss) per share. As a result, Sogou’s net income /(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu.com Limited’s basic net income /(loss) per share.

Changyou’s net income /(loss) attributable to Sohu

Changyou’s net income /(loss) attributable to Sohu is determined using the percentage that the weighted average number of Changyou shares held by Sohu represents of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Changyou, which is used for the calculation of basic net income per share.

In the calculation of Sohu’s diluted net income /(loss) per share, assuming a dilutive effect, all of Changyou’s existing unvested restricted share units and share options, and vested restricted share units and share options that have not yet been settled, are treated as vested and settled by Changyou under the treasury stock method, causing the percentage of the weighted average number of shares held by Sohu in Changyou to decrease. As a result, Changyou’s net income /(loss) attributable to Sohu on a diluted basis decreased accordingly. Assuming an anti-dilutive effect, all of these Changyou restricted share units and share options are excluded from the calculation of Sohu’s diluted net income /(loss) per share. As a result, Changyou’s net income /(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income /(loss) per share.

Fair Value of Financial Instruments

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—include other inputs that are directly or indirectly observable in the market place.

Level 3—unobservable inputs which are supported by little or no market activity.

Our financial instruments consist primarily of cash equivalents, short-term investments, accounts receivable, financing receivables, prepaid and other current assets, long-term investments, accounts payable, accrued liabilities, receipts in advance and deferred revenue, short-term bank loans, other short-term liabilities, long-term bank loans and long-term accounts payable.

Cash Equivalents

Our cash equivalents mainly consist of time deposits with original maturities of three months or less, and highly liquid investments that are readily convertible to known amounts of cash.

Short-term Investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.

Accounts Receivable, Net

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing an aging analysis and a customer credit analysis, and analyzing historical bad debt records and current economic trends.

Financing Receivables, Net

Financing receivables consist primarily of small consumer loans to individual borrowers. Such amounts are recorded at the principal amount and interest accrued, net of allowance for credit losses that reflects Sogou’s best estimate of the amounts that will not be collected. Interest on loans is accrued based on the contractual interest rates of the loans when earned. The loan periods granted by Sogou to the borrowers related to the small consumer loans are generally within one year. The allowance for credit losses is determined at a level believed to be reasonable to absorb probable losses inherent in the loan portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis and is estimated on a quarterly basis or more often as necessary based on the delinquency rate, the aging of the amount due and other relevant factors.

Foreign Exchange Forward Contracts

Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and are subsequently measured at fair value.

Restricted Time Deposits

Restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method.

Changyou Loans from Offshore Bank, Secured by Time Deposits

In 2018, Changyou drew down from Hong Kong branches of PRC banks loans that were secured by an equivalent or greater amount of RMB deposits by Changyou in the PRC branches of the banks. The loans from the Hong Kong branches of the lending banks were classified as short-term or long-term bank loans based on the loans’ payment terms. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The RMB deposits in the PRC securing the Hong Kong loans are treated as restricted time deposits on our consolidated balance sheets.

Equity Investments

Investments in entities are recorded as equity investments under long-term investments. For entities over which we can exercise significant influence but do not own a majority equity interest or control, the equity method is applied, and we adjust the carrying amount of an investment and recognize investment income or loss for our share of the earnings or loss of the investee after the date of investment. For those equity investments accounted for other than under the equity method or those that result in consolidation, the fair value method is applied. However, for equity investments that do not have readily determinable fair values, we choose to account for them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

Long-Lived Assets

Long-lived assets include fixed assets and intangible assets.

Fixed Assets

Fixed assets mainly comprise office buildings, leasehold improvements, building improvements, vehicles, office furniture and computer equipment and hardware. Fixed assets are recorded at cost less accumulated depreciation with no residual value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Fixed Assets	Estimated Useful Lives (years)
Office buildings	36-47
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets
Vehicles	4-10
Office furniture	5
Computer equipment and hardware	2-5

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of fixed assets is the difference between the net sales proceeds and the carrying value of the relevant assets and is recognized in operating expenses in the consolidated statements of comprehensive income.

Intangible Assets

Intangible assets mainly comprise purchased video content, operating rights for licensed games, domain names and trademarks, computer software, and developed technologies. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of purchased video content is computed based on the trend in viewership accumulation over the shorter of the applicable license period or two years.

The estimated useful lives of our intangible assets are listed below:

Intangible Assets	Estimated Useful Lives (years)
Purchased video content	1 month to 2 years
Computer software	1-5
Developed technologies	3-10
Domain names and trademarks	4-30
Operating rights for licensed games	over the contract terms

Sohu Video enters into nonmonetary transactions to exchange online broadcasting rights for purchased video content with other online video broadcasting companies. Under ASC 845, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain the acquired nonmonetary asset, and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if the fair value of the asset received is more reliable than the fair value of the asset surrendered. We record these nonmonetary exchanges at the fair values of the online broadcasting rights for purchased video content and recognize any net gain or loss from such exchange transactions.

Impairment of Long-lived Assets Other Than Purchased Video Content

In accordance with ASC 360-10-35, we review the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of the long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. The estimation of future cash flows requires significant management judgment based on our historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in our business model is determined by our management.

Impairment of Purchased Video Content

Purchased video content is stated at the lower of cost less accumulated amortization, or net realizable value (“NRV”).

In accordance with ASC 920-350-35, if management’s expectations of the programming usefulness of a program, series, package, or program segment are revised downward, it may be necessary to write down unamortized cost to estimated NRV. A write-down from unamortized cost to a lower estimated NRV establishes a new cost basis. Accordingly, we measure the video content’s impairment loss by comparing the content’s carrying value to its NRV. An impairment loss will be recorded if the carrying value of video content is higher than its NRV. The impairment to be recognized is measured by the amount by which the carrying value of video content exceeds its NRV.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and consolidated VIEs. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our financial statements provisional amounts for the items for which the accounting is incomplete. If a measurement period adjustment is identified, we recognize the adjustment as part of the acquisition accounting. We increase or decrease the provisional amounts of identifiable assets or liabilities by means of increases or decreases in goodwill for measurement period adjustments.

In accordance with ASC 350, we do not amortize goodwill, but test it for impairment. We test goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Under ASC 350-20-35, we have the option to choose whether we will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, we start the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value. For reporting units directly applying the quantitative assessment, we perform the two-step goodwill impairment test by quantitatively comparing the fair values of those reporting units to their carrying amounts, including goodwill. After performing the assessment, if the carrying amounts of the reporting units are higher than their fair value, we perform the second step of the quantitative goodwill impairment test by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill, and if the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. We estimate fair value using the income approach and the market approach. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers, and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on our consolidated balance sheets, includes a cumulative foreign currency translation adjustment, and change in unrealized gains /(losses) on equity securities classified as available-for-sale before the adoption of ASU 2016-01.

Functional Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and intra-Group transactions and arrangements. The functional currency of Sohu.com Limited, and its predecessor Sohu.com Inc., is the U.S. dollar. The functional currency of our subsidiaries in the U.S., the Cayman Islands, the British Virgin Islands and Hong Kong is the U.S. dollar. The functional currencies of our subsidiaries and VIEs in other countries are the national currencies of those counties, rather than the U.S. dollar.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of comprehensive income.

Financial statements of entities with a functional currency other than the U.S. dollar are translated into U.S. dollars, which is the reporting currency. Assets and liabilities are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the year, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating a foreign currency to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.

RESULTS OF OPERATIONS

Revenues

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2016		2017		2018		2017 VS 2016		2018 VS 2017
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Revenues:
Online advertising:
Brand advertising	$447,956	27%	$314,066	17%	$231,945	12%	$(133,890)	(30)%	$(82,121)	(26)%
Search and search-related advertising	597,133	36%	801,199	43%	1,022,456	54%	204,066	34%	221,257	28%

Subtotal of online advertising revenues	1,045,089	63%	1,115,265	60%	1,254,401	66%	70,176	7%	139,136	12%
Online games	395,709	24%	449,533	24%	389,788	21%	53,824	14%	(59,745)	(13)%
Others	209,633	13%	296,164	16%	238,840	13%	86,531	41%	(57,324)	(19)%

Total revenues	$1,650,431	100%	$1,860,962	100%	$1,883,029	100%	$210,531	13%	$22,067	1%

Online Advertising Revenues

Online advertising revenues were $1.25 billion for 2018, compared to $1.12 billion and $1.05 billion, respectively, for 2017 and 2016.

Brand Advertising Revenues, Generated by Sohu and Changyou

Brand advertising revenues were $231.9 million for 2018, compared to $314.1 million and $448.0 million, respectively, for 2017 and 2016. The year-on-year reduction in brand advertising revenues from 2017 to 2018 resulted mainly from reductions in the revenues of Sohu Media, Sohu Video and Focus. The year-on-year reduction in brand advertising revenues from 2016 to 2017 resulted mainly from a reduction in the revenues of Sohu Video and Focus.

Sohu

•	Sohu Media Portal

Revenues from Sohu Media Portal were $127.3 million for 2018, compared to $152.0 million and $181.8 million, respectively, for 2017 and 2016. In 2018, the slowdown in the growth of the economy in China shrank the budgets of brand advertisers in general, and advertising by SMEs was also adversely affected. The number of advertisers for Sohu Media Portal was 4,074 for 2018, compared to 6,680 and 4,259, respectively, for 2017 and 2016. The average amount spent per advertiser was approximately $31,000 for 2018, compared to $23,000 and $43,000, respectively, for 2017 and 2016.

•	Sohu Video

Revenues from Sohu Video were $53.8 million for 2018, compared to $79.7 million and $123.1 million, respectively, for 2017 and 2016. The changes were mainly attributable to reductions in the number of advertisers. The number of advertisers on Sohu Video was 200, 324 and 455, respectively, for 2018, 2017 and 2016. The average amount spent per advertiser was approximately $269,000, $246,000 and $271,000, respectively, for 2018, 2017 and 2016.

•	Focus

Revenues from Focus were $31.1 million for 2018, compared to $57.3 million and $103.7 million, respectively, for 2017 and 2016. The decreases from 2017 to 2018 were mainly due to the PRC government’s implementation of tightened real estate policies and increasingly intense competition in the real estate market. Revenues generated from the Fixed Price model were $27.5 million for 2018, compared to $39.8 million and $49.0 million, respectively, for 2017 and 2016. The number of advertisers under the Fixed Price model was 1,282, 1,599 and 1,736, respectively, for 2018, 2017 and 2016. The average amount spent per advertiser was approximately $21,449, $24,880 and $28,212, respectively, for 2018, 2017 and 2016.

Changyou

•	17173.com Website

Revenues from the 17173.com Website were $19.7 million for 2018, compared to $25.1 million and $39.4 million, respectively, for 2017 and 2016. The decreases were primarily a result of fewer PC games and Web games being marketed on the 17173.com Website. The number of advertisers on the 17173.com Website was 126, 170 and 193, respectively, for 2018, 2017 and 2016. The average amount spent per advertiser was approximately $156,000, $148,000 and $204,000, respectively, for 2018, 2017 and 2016.

Other information

Sales to our five largest advertising agencies and advertisers comprised approximately 22% of total brand advertising revenues for 2018, compared to 23% and 19%, respectively, for 2017 and 2016. As of December 31, 2018, 2017 and 2016, we recorded $10.3 million, $13.4 million and $12.3 million, respectively, of receipts in advance from advertisers. As of December 31, 2018, we had obligations to provide, and advertisers had obligations to purchase, advertising services under existing contracts in the amount of $19.5 million that are required to be provided during the year ending December 31, 2019.

Search and Search-related advertising Revenues, Generated by Sogou

Revenues from search and search-related advertising services were $1.02 billion for 2018, compared to $801.2 million and $597.1 million, respectively, for 2017 and 2016. The year over year increase from 2017 to 2018 was mainly due to healthy traffic growth and improved monetization on mobile devices.

The increase in revenues from search and search-related advertising services was mainly attributable to an increase in revenues from auction-based pay-for-click services. Revenues from auction-based pay-for-click services accounted for approximately 84% of the total search and search-related advertising revenues for 2018, compared to 83% and 78%, respectively, for 2017 and 2016.

The growth in revenues from auction-based pay-for-click services resulted from increases both in average revenue per advertiser (or “ARPA”), and to a lesser extent, in the number of our advertisers. The ARPA for auction-based pay-for-click services was $6,168 for 2018, compared to $4,856 and $3,995, respectively, for 2017 and 2016. The increase in ARPA was primarily attributable to a higher cost per click paid by advertisers, which we believe in turn resulted primarily from enhanced effectiveness of our advertising services, driven by machine learning technologies and big data capabilities that improved the match between advertising content and users’ search intent. The number of auction-based pay-for-click advertisers was approximately 139,000 for 2018, compared to 137,000 and 116,000, respectively, for 2017 and 2016. The increase in auction-based pay-for-click advertisers was primarily driven by a successful expansion of our network of advertising agencies.

Online Game Revenues Generated by Changyou

Revenues from the online game business were $389.8 million for 2018, compared to $449.5 million and $395.7 million, respectively, for 2017 and 2016. The decrease from 2017 to 2018 was mainly due to the natural declining life cycle of Legacy TLBB Mobile, which was launched in the second quarter of 2017, and the increase from 2016 to 2017 was mainly due to the revenue contribution of the mobile game Legacy TLBB Mobile after its launch.

PC games and Mobile Games

Revenues from PC games were $236.7 million for 2018, compared to $239.2 million and $274.6 million, respectively, for 2017 and 2016, representing 61%, 53% and 69%, respectively, of Changyou’s online game revenues for the corresponding years. The dominant PC game operated by Changyou is TLBB, which was launched in May 2007. In 2018, TLBB generated $200.9 million in revenues, accounting for approximately 52% of Changyou’s online game revenues, approximately 41% of Changyou’s total revenues and approximately 11% of the Sohu Group’s total revenues. The year-on-year decrease in revenues from PC games was mainly due to the natural decline in revenues of TLBB.

Revenues from mobile games were $151.7 million for 2018, compared to $208.4 million and $116.8 million, respectively, for 2017 and 2016. The dominant mobile game operated by Changyou was Legacy TLBB Mobile, which was launched in May 2017. In 2018, the mobile game Legacy TLBB Mobile generated $102.6 million in revenues, accounting for approximately 26% of Changyou’s online game revenues, approximately 21% of Changyou’s total revenues, and approximately 5% of the Sohu Group’s total revenues. The year-on-year decrease in mobile game revenues for 2018 was $56.7 million, mainly due to the natural decline in revenues of Changyou’s mobile games, including Legacy TLBB Mobile. The year-on-year increase in mobile game revenues for 2017 was $91.6 million, mainly due to the revenue contribution of Legacy TLBB Mobile.

The following table sets forth certain operating data for Changyou’s PC games and mobile games for the periods indicated:

Average Monthly Active Accounts(1)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2016	3.0	3.2	2.9	2.4	2.7	2.8	2.5	1.6
2017	2.4	1.1	2.4	7.4	2.3	5.2	2.4	3.1
2018	2.5	2.6	2.3	3.2	2.3	3.7	2.0	2.9

Quarterly Aggregate Active Paying Accounts(2)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2016	1.1	0.8	1.0	0.6	1.0	0.7	1.0	0.4
2017	0.9	0.3	0.9	2.5	0.8	1.4	0.8	1.2
2018	0.8	0.8	0.7	0.7	0.8	0.7	0.9	0.7

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given quarter refers to the number of accounts from which game points are used at least once during the quarter.

Other Games

Revenues from games other than PC games and mobile games were $1.3 million for 2018, compared to $2.0 million and $4.3 million, respectively, for 2017 and 2016.

Other Revenues

Revenues from other services were $238.8 million for 2018, compared to $296.2 million and $209.6 million, respectively, for 2017 and 2016. The $57.4 million year-on-year decrease in 2018 was mainly attributable to a $21.2 million decrease in revenues from the cinema advertisement business due to a strategy adjustment related to the acquisition and sale of advertising resources during the second quarter of 2018, a $17.4 million decrease in revenues from sub-licensing to third parties of purchased video content as a result of our reduction in purchases of video content with exclusive right, and a $15.4 million decrease in revenues from smart hardware products due to the phased-out of hardware products that were not AI-enabled. The $86.6 million year-on-year increase in 2017 was mainly attributable to a $22.9 million increase in revenues from the cinema advertisement business, a $20.3 million increase in revenues from interactive broadcasting services and a $16.9 million increase in revenues from paid subscription services.

Costs and Expenses

Cost of Revenues

The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2016		2017		2018		2017 VS 2016		2018 VS 2017
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Cost of revenues:
Online advertising:
Brand advertising	$371,085	43%	$363,592	35%	$184,474	17%	$(7,493)	(2)%	$(179,118)	(49)%
Search and search-related advertising	290,158	34%	412,904	40%	664,164	62%	122,746	42%	251,260	61%

Subtotal of cost of online advertising revenues	661,243	77%	776,496	75%	848,638	79%	115,253	17%	72,142	9%
Online games	96,168	11%	62,775	6%	60,981	6%	(33,393)	(35)%	(1,794)	(3)%
Others	102,389	12%	195,895	19%	162,102	15%	93,506	91%	(33,793)	(17)%

Total cost of revenues	$859,800	100%	$1,035,166	100%	$1,071,721	100%	$175,366	20%	$36,555	4%

Cost of Online Advertising Revenues

Cost of online advertising revenues was $848.6 million for 2018, compared to $776.5 million and $661.2 million, respectively, for 2017 and 2016.

Cost of Brand Advertising Revenues

Cost of brand advertising revenues was $184.5 million for 2018, compared to $363.6 million and $371.1 million, respectively, for 2017 and 2016.

The year-on-year decrease for 2018 was $179.1 million, which mainly consisted of a $153.6 million decrease in content and license costs, a $17.9 million decrease in bandwidth leasing costs, a $3.7 million decrease in salary and benefits expenses, a $1.9 million decrease in depreciation and amortization expenses, and a $1.0 million decrease in facilities expenses.

The year-on-year decrease for 2017 was $7.5 million, which mainly consisted of a $17.0 million decrease in bandwidth leasing costs, a $9.8 million decrease in salary and benefits expenses, a $2.9 million decrease in depreciation and amortization expenses, a $2.2 million decrease in travelling and entertainment expenses, and a $1.2 million decrease in facilities expenses, offset by a $27.7 million increase in content and license costs resulting primarily from impairment charges related to video content in 2017.

We recognized impairment losses for Sohu Video as content and license costs of $10.4 million, $70.6 million, and $42.9 million, respectively, in 2018, 2017 and 2016, as revenues did not meet management’s expectations.

Our brand advertising gross margin was 20% for 2018, compared to negative 16% and 17%, respectively, for 2017 and 2016. The year-over-year increase in our brand advertising gross margin for 2018 was mainly attributable to a decrease in video content costs and impairment charges compared to 2017.

Cost of Search and Search-related Advertising Revenues

Cost of search and search-related advertising revenues was $664.2 million for 2018, compared to $412.9 million and $290.2 million, respectively, for 2017 and 2016.

The year-on-year increase for 2018 was $251.3 million, which mainly consisted of a $229.1 million increase in traffic acquisition costs, primarily due to price inflation as a result of increased competition, and a $12.4 million increase in depreciation and amortization expenses associated with the operation of Internet properties.

The year-on-year increase for 2017 was $122.7 million, which mainly consisted of a $101.2 million increase in traffic acquisition costs due to expanded user acquisition channels, and a $13.8 million increase in depreciation and amortization expenses associated with the operation of Internet properties.

Our search and search-related advertising gross margin was 35% for 2018, compared to 48% and 51%, respectively, for 2017 and 2016. The decrease in our search and search-related advertising gross margin for 2018 was mainly due to higher traffic acquisition costs as a percentage of search and search-related advertising revenues.

Cost of Online Game Revenues

Cost of online game revenues was $61.0 million for 2018, compared to $62.8 million and $96.2 million, respectively, for 2017 and 2016.

The year-on-year decrease in cost of online game revenues for 2018 was $1.8 million. The decrease included a $5.4 million decrease in revenue-sharing payments to mobile APP stores, a $0.6 million decrease in salary and benefits expenses, and a $0.6 million decrease in depreciation and amortization expenses, offset by a $2.9 million increase in bandwidth leasing costs, and a $1.8 million increase in content and license costs.

The year-on-year decrease in cost of online game revenues for 2017 was $33.4 million. The decrease included a $16.3 million decrease in revenue-sharing payments to mobile APP stores, a $5.7 million decrease in bandwidth leasing costs, a $4.9 million decrease in salary and benefits expenses, a $2.9 million decrease in revenue-sharing payments to third-party developers and a $1.0 million decrease in content and license costs.

Our online game gross margin was 84%, 86% and 76%, respectively, for 2018, 2017 and 2016.

Cost of Other Revenues

Cost of other revenues was $162.1 million for 2018, compared to $195.9 million and $102.4 million, respectively, for 2017 and 2016. The year-on-year decrease for 2018 was $33.8 million, which was mainly due to a $15.4 million decrease in content and license costs related to paid subscription services, a $14.7 million decrease in Sogou’s smart hardware product costs, and a $4 million decrease in Changyou’s IVAS business cost. The year-on-year increase for 2017 was $93.5 million compared to 2016, which was mainly due to a $39.0 million increase in Changyou’s costs for pre-film screening advertising slots, a $16.9 million increase in content and license costs related to paid subscription services, and a $15.2 million increase in Sogou’s smart hardware products costs.

Operating Expenses

The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2016		2017		2018		2017 VS 2016		2018 VS 2017
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Operating expenses:
Product development	$353,144	39%	$412,173	40%	$441,161	45%	$59,029	17%	$28,988	7%
Sales and marketing	434,780	48%	413,045	40%	400,579	41%	(21,735)	(5)%	(12,466)	(3)%
General and administrative	119,841	13%	122,874	12%	113,724	12%	3,033	3%	(9,150)	(7)%
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	0	0%	86,882	8%	16,369	2%	86,882	0%	(70,513)	(81)%

Total operating expenses	$907,765	100%	$1,034,974	100%	$971,883	100%	$127,209	14%	$(63,141)	(6)%

Product Development Expenses

Product development expenses were $441.2 million for 2018, compared to $412.2 million and $353.1 million, respectively, for 2017 and 2016.

The year-on-year increase for 2018 was $29.0 million, representing a year-on-year increase of 7%. The increase mainly consisted of a $42.3 million increase in salary and benefits expenses, a $3.4 million increase in professional fees, and a $2.2 million increase in communication expenses, offset by a $17.4 million decrease in share-based compensation expense and a $2.6 million decrease in depreciation and amortization expense.

The year-on-year increase for 2017 was $59.1 million, representing a year-on-year increase of 17%. The increase mainly consisted of a $35.2 million increase in salary and benefits expenses, a $14.4 million increase in share-based compensation expense, a $5.4 million increase in technical service fees, and a $2.1 million increase in travelling and entertainment expenses.

Sales and Marketing Expenses

Sales and marketing expenses were $400.6 million for 2018, compared to $413.0 million and $434.8 million, respectively, for 2017 and 2016.

The year-on-year decrease for 2018 was $12.5 million, representing a year-on-year decrease of 3%. The decrease mainly consisted of a $10.7 million decrease in advertising and promotional expenses, a $5.5 million decrease in share-based compensation expense, and a $2.1 million decrease in travelling and entertainment expenses, offset by a $3.1 million increase in salary and benefits expense.

The year-on-year decrease for 2017 was $21.8 million, representing year-on-year decrease of 5%. The decrease mainly consisted of a $20.5 million decrease in advertising and promotional expenses, and a $5.7 million decrease in salary and benefits expenses, offset by a $3.5 million increase in share-based compensation expense.

General and Administrative Expenses

General and administrative expenses were $113.7 million for 2018, compared to $122.9 million and $119.8 million, respectively, for 2017 and 2016.

The year-on-year decrease for 2018 was $9.2 million, representing a year-on-year decrease of 7.5%. The decrease mainly consisted of a $20.2 million decrease in share-based compensation expense and a $2.0 million decrease in office expenses, offset by a $7.6 million increase in bad debt expenses and a $6.3 million increase in professional fees.

The year-on-year increase for 2017 was $3.1 million, representing a year-on-year increase of 3%. The increase mainly consisted of an $8.6 million increase in share-based compensation expense, a $2.2 million increase in bad debts offset by a $4.2 million decrease in salary and benefits expenses, a $1.6 million decrease in professional fees, and a $1.4 million decrease in facilities expenses.

Goodwill Impairment and Impairment of Intangible Acquired as Part of Business Acquisitions

In 2018, we recognized a $16.4 goodwill impairment loss associated with the 17173.com Website, which is operated by Changyou. The $16.4 million of goodwill impairment was primarily due to (i) the launch of new initiatives for the 17173.com Website having fallen behind schedule in the fourth quarter of 2018, and the profit outlook of the business remained uncertain, and (ii) the relevant Chinese authority’s suspension between April and December of 2018 of its review of, and issuance of publishing and authorization codes for, online games, which resulted in declines in the number of new games launched and the related demand from game developers and operators for online advertising services on the 17173.com Website. Changyou management determined that, as a result, there was a material adverse impact on our ability to generate revenues from the 17173.com Website.

In 2017, we recognized $86.9 million goodwill impairment and impairment of intangible assets associated with MoboTap. This $86.9 million impairment loss consisted primarily of an $83.5 million impairment loss for goodwill and a $3.4 million impairment loss for intangible assets related to the Dolphin Browser, as a result of our management’s assessment that it was unlikely to gain users and grow its revenues in China.

In 2016, there was no goodwill impairment or impairment of intangibles via acquisitions of businesses.

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2016, 2017 and 2018, respectively, as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2016	2017	2018
Cost of revenues	$366	$198	$(69)
Product development expenses	9,184	23,547	6,131
Sales and marketing expenses	2,394	5,915	405
General and administrative expenses	7,176	15,817	(4,372)

	$19,120	$45,477	$2,095

Share-based compensation expense recognized for share awards of Sohu (excluding Sohu Video), Sogou, Changyou and Sohu Video was as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2016	2017	2018
For Sohu (excluding Sohu Video) share-based awards	$2,761	$652	$(5,100)
For Sogou share-based awards (1)	8,802	27,729	14,204
For Changyou share-based awards	8,402	17,394	(6,461)
For Sohu Video share-based awards	(845)	(298)	(548)

	$19,120	$45,477	$2,095

The negative amounts in the tables above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date.

Note (1): Compensation expense for Sogou share-based awards also includes compensation expense for Tencent restricted share units that Tencent had granted to employees who transferred to Sogou with the Soso search and search-related businesses.

There was no capitalized share-based compensation expense for 2016, 2017 and 2018.

As of December 31, 2018, unrecognized share-based compensation expense for Sohu (excluding Sohu Video), Sogou and Changyou share-based awards was as follows (in thousands):

Unrecognized share-based compensation expense	As of December 31, 2018
For Sohu (excluding Sohu Video) share-based awards	$0
For Sogou share-based awards (2)	10,378
For Changyou share-based awards	394

$10,772

Note (2): Includes the unrecognized compensation expense for employees who transferred from Tencent with Soso search and search-related businesses.

Operating Profit /(Loss)

We had an operating loss of $160.5 million for 2018, compared to an operating loss of $209.2 million for 2017 and an operating loss of $117.1 million for 2016.

Other Income /(Expense)

Other income was $64.2 million for 2018, compared to other income of $6.7 million and other loss of $10.7 million, respectively, for 2017 and 2016. The year-over-year increase in 2018 was mainly attributable to a $33.4 million increase in gain from a change in the fair value of financial instruments and $17.8 million in investment income recognized by Sogou due to an increase in the fair value of its long-term equity investment in Zhihu under a new accounting standard (ASC321) that became effective on January 1, 2018.

Interest Income

Interest income was $24.1 million for 2018, compared to $24.1 million and $22.5 million, respectively, for 2017 and 2016.

Interest Expense

Interest expense was $17.5 million for 2018, compared to $4.1 million and $1.4 million, respectively, for 2017 and 2016. The increase in 2018 was primarily due to $11.4 million in interest expense incurred from bank loans under loan agreements that Sohu entered into with ICBC in late 2017 and with CMB in 2018 which contributed an increase of approximately $10.0 million in interest expense in 2018.

Income Tax Expense /(Benefit)

Income tax benefit was $13.4 million for 2018, compared to income tax expense of $273.1 million and $21.1 million, respectively, for 2017 and 2016.

The income tax benefit for 2018 compared to the income tax expense for 2017 resulted primarily from our re-evaluation during the fourth quarter of 2018 of the impact on the Sohu Group of the Toll Charge imposed by the U.S. TCJA and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit in the amount of $77 million and recording of a $142 million unrecognized tax benefit related to the balance of the Toll Charge; and interest accrued in relation to the previously unrecognized tax benefit. The tax benefit recognized and the unrecognized tax benefit recorded in 2018 in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on circumstances that arose after December 31, 2018, such as final IRS Toll Charge regulations published in January 2019, and any future circumstances such as any U.S. IRS challenge of our position on the Toll Charge and management’s further judgment and estimates.

The increase in income tax expense in 2017 from 2016 resulted primarily from our accrual in the fourth quarter of 2017 of income tax expense of $219 million that was management’s estimate of the amount of the Toll Charge that would have been payable by Sohu.com Inc. based on the deemed repatriation to the United States of its share of previously deferred earnings of certain of its non-U.S. subsidiaries, offset by a reduction of $4 million in liability for deferred U.S. income tax as a result of the U.S. TCJA, and to a lesser extent from an increase in online game revenues as a result of Changyou’s launch of Legacy TLBB Mobile in the second quarter of 2017.

Net Income /(Loss)

As a result of the foregoing, we had a net loss of $67.4 million for 2018, compared to a net loss of $470.0 million and net loss of $115.0 million, respectively, for 2017 and 2016.

Net Income Attributable to Noncontrolling Interest

Our net income attributable to noncontrolling interest was $92.7 million for 2018, compared to a net income attributable to noncontrolling interest of $84.5 million for 2017, and a net income attributable to noncontrolling interest of $109.0 million for 2016.

Net Loss attributable to Sohu.com Limited

As a result of the foregoing, we had a net loss of $160.1 million attributable to Sohu.com Limited for 2018, compared to a net loss of $554.5 million and $224.0 million attributable to Sohu.com Inc. for 2017 and 2016, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Resources Analysis

Liquidity Sources and Balances

Our principal sources of liquidity are cash and cash equivalents, short-term investments, and cash flows generated from our operations. Cash equivalents mainly consist of time deposits with original maturities of three months or less, and highly liquid investments that are readily convertible to known amounts of cash. Short-term investments comprise investment instruments issued by commercial banks in China, with a variable interest rate indexed to performance of underlying assets and maturity dates within one year.

As of December 31, 2018, we had cash and cash equivalents of approximately $819.7 million, restricted cash of $6.0 million, short-term investments of $1.04 billion, and restricted time deposits of $244.2 million. Of our cash and cash equivalents, $254.8 million was held in financial institutions inside Mainland China and $564.9 million was held in financial institutions outside of Mainland China. Of the cash and cash equivalents held in financial institutions inside Mainland China, $65.9 million was held by our VIEs and $188.9 million was held by our PRC-based subsidiaries.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, capital expenditures, and investment activities over the next twelve months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

See “Item 3 Key Information—Risk Factors—Risks Related to China’s Regulatory Environment—Restrictions on currency exchange may limit our ability to use our revenues effectively,” “—Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of our subsidiaries Sogou and Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends and making other payments,” and “—Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax,” and “Risks Related to Our Corporate Structure—Although the Sohu Group holds substantial amounts of cash and cash equivalents, a significant portion of such cash and cash equivalents is held by Changyou and Sogou, and it can be difficult for Sohu to have access to the portion held by Changyou and Sogou.” See also “Restrictions and Limitations on Cash Available to Sohu.com Limited.” below and Item 11 “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Rate Risk.”

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	Year Ended December 31,
	2016	2017	2018
Net cash provided by operating activities	$239,620	$187,687	$84,025
Net cash used in investing activities	(411,650)	(714,503)	(459,244)
Net cash provided by /(used in) financing activities	(327,934)	801,975	96,334
Effect of exchange rate change on cash, cash equivalents, restricted cash and restricted time deposits	(46,310)	30,226	(19,544)
Reclassification of cash and cash equivalents from /(to) assets held for sale	(11,684)	11,684	0

Net increase /(decrease) in cash, cash equivalents, restricted cash and restricted time deposits	(557,958)	317,069	(298,429)
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of period	1,609,184	1,051,226	1,368,295

Cash, cash equivalents, restricted cash and restricted time deposits at end of period	$1,051,226	$1,368,295	$1,069,866

Net Cash Provided by Operating Activities

For 2018, $84.0 million net cash provided by operating activities was primarily attributable to our net loss of $67.4 million, adjusted by (i) the add back of non-cash items consisting of $152.4 million in depreciation and amortization expenses, $18.2 million in bad debt expense, $16.4 in goodwill impairment and impairment of intangible assets acquired as part of business acquisitions, $10.8 million in impairment of other intangible assets and other assets, and $2.1 million of share-based compensation expense, (ii) offset by $10.9 million in change in fair value of financial instruments, $11.6 million of investment loss from equity investments, and $0.7 million from other operating activities. The decrease in cash from $25.3 million in working capital items is also included in operating cash flow.

For 2017, $187.7 million net cash provided by operating activities was primarily attributable to our net loss of $470.0 million, adjusted by (i) the add back of non-cash items consisting of $224.0 million in depreciation and amortization expenses, $86.9 in goodwill impairment and impairment of intangible assets acquired as part of business acquisitions, $72.3 million in impairment of other intangible assets and other assets, $41.5 million of share-based compensation expense, $9.1 million in provision for allowance for doubtful accounts, $5.8 million in impairment of available-for-sale securities, and $2.0 million of investment loss from equity investments, (ii) offset by $10.4 million in change in fair value of financial instruments and $1.3 million from other operating activities. The increase in cash from $227.8 million in working capital items is also included in operating cash flow.

For 2016, $239.6 million net cash provided by operating activities was primarily attributable to our net loss of $115.0 million, adjusted by (i) the add back of non-cash items consisting of $204.6 million in depreciation and amortization expenses, $22.9 million in impairment of other intangible and other assets, $19.1 million of share-based compensation expense, $7.1 million in provision for allowance for doubtful accounts, and a $2.0 million investment loss from equity investments, (ii) offset by $13.1 million in change in fair value of financial instruments and $1.2 million from other operating activities. The increase in cash from $113.2 million in working capital items is also included in operating cash flow.

Net Cash Used in Investing Activities

For 2018, $459.2 million net cash used in investing activities was primarily attributable to (i) $3.18 billion used in purchase of financial instruments, $199.4 million used in purchase of fixed assets and intangible assets, $98.8 million for investments in financing receivables, and $20.6 million used in the purchase of long-term investments, (ii) offset by $2.96 billion in proceeds from financial instruments, $60.0 million from collection of financing receivables, $12.1 million from sale of an equity investment, $5.3 million from loan repayment by a third party to Changyou, and $1.8 million cash received from other investing activities.

For 2017, $714.5 million net cash used in investing activities was primarily attributable to (i) $1.79 billion used in purchase of financial instruments, $145.3 million used in purchase of fixed assets and intangible assets, and $7.7 million used in the purchase of long-term investments, (ii) offset by $1.22 billion in proceeds from financial instruments, $4.9 million from loan repayment by a third party to Changyou, and $2.1 million cash received from other investing activities.

For 2016, $411.7 million net cash used in investing activities was primarily attributable to (i) $509.4 million used in the purchase of financial instruments, $288.9 million used in purchase of fixed assets and intangible assets, $21.0 million used in the purchase of long-term investments, and $18.1 million used in a matching loan from Changyou to Fox Financial, (ii) offset by $415.4 million of proceeds from financial instruments, $5.1 million from loan repayment by a third party to Changyou, and $5.2 million cash received from other investing activities.

Net Cash Provided by /(Used in) Financing Activities

For 2018, $96.3 million net cash provided by financing activities was primarily attributable to (i) $325.8 million in proceeds received from bank loans, (ii) offset by $162.5 million for the portion of a Changyou dividend distributed to holders of the non-controlling interests in Changyou, and $67.0 million used in repayment of Changyou loans from banks.

For 2017, $802.0 million net cash provided by financing activities was primarily attributable to (i) $622.1 million received from Sogou’s IPO, net of related underwriting discounts and commissions and offering expenses, $190.2 million in proceeds received from bank loans, and $0.6 million received from exercise of share-based awards in a subsidiary, (ii) offset by $7.7 million used in repayment of Changyou loans from banks and $3.2 million used in the repurchase of Sogou Pre-IPO Class A Common Shares from a noncontrolling shareholder.

For 2016, $327.9 million net cash used in financing activities was primarily attributable to (i) $344.5 million used in repayment of Changyou loans from banks, and $0.7 million used in related financing activities, (ii) offset by $17.0 million Changyou received from a matching loan with Fox Financial and $0.3 million received from exercise of share-based awards in a subsidiary.

Restrictions and Limitations on Cash Available to Sohu.com Limited.

To fund any cash requirements it may have, Sohu.com Limited may need to rely on dividends and other distributions on equity paid by our direct subsidiaries, which are all located outside PRC. Since substantially all of our operations are conducted through our indirect Mainland China-based subsidiaries and VIEs, all of Sohu.com Limited’s direct subsidiaries may need to rely on dividends, loans or advances made by our PRC subsidiaries and VIEs in order to make dividends and other distributions to us.

The ability of Sohu.com Limited’s direct subsidiaries to receive dividends and distributions from our China-based subsidiaries and VIEs, and the amount of cash available for distribution to, and use by, Sohu.com Limited, are subject to certain restrictions and limitations related to PRC law and our subsidiary and VIE structure. We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations. However, such restrictions and taxes limit our ability to use cash and cash equivalents held by Changyou and its subsidiaries and VIEs, and by Sogou and its subsidiaries and VIEs, for our Sohu business separate from Changyou and Sogou. See “Risk Factors—Risks Related to Our Corporate Structure—Although the Sohu Group holds substantial amounts of cash and cash equivalents, a significant portion of such cash and cash equivalents is held by Changyou and Sogou, and it can be difficult for Sohu to have access to the portion held by Changyou and Sogou.”

PRC Regulations Related to Profit Appropriation, Withholding Tax on Dividends and Foreign Currency Exchange

Regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our China-based WFOEs are also required to set aside each year to their general reserves at least 10% of their after-tax profit based on PRC accounting standards, until the cumulative amount reaches 50% of their paid-in capital. These reserves may not be distributed as cash dividends, or as loans or advances. Our WFOEs may also allocate a portion of their after-tax profits, at the discretion of their Boards of Directors, to their staff welfare and bonus funds. Any amounts so allocated may not be distributed by Sohu.com Limited, Sogou’s parent company Sohu.com (Search) Limited, or Changyou.com Limited and, accordingly, would not be available for distribution to Sohu.com Limited.

The CIT Law imposes a 10% withholding income tax for dividends distributed by foreign-invested enterprises in the PRC to their immediate holding companies outside Mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income” if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. As of December 31, 2018, we had accrued deferred tax liabilities in the amount of $79.8 million for withholding taxes associated with dividends paid by Changyou’s Mainland China-based WFOEs to Changyou’s Hong Kong subsidiary.

Under regulations of the PRC State Administration of Foreign Exchange (“SAFE”), the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of Mainland China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

PRC Restrictions Related to Our VIE Structure

A significant portion of our operations is conducted through our VIEs, which generate a significant amount of our revenues. Significant cash balances remained in certain of our VIEs as of December 31, 2018. As our VIEs are not owned by our PRC subsidiaries, the VIEs are not able to make dividend payments to the subsidiaries. Therefore, in order for Sohu.com Limited or our subsidiaries outside of Mainland China to receive any dividends, loans, or advances from our PRC subsidiaries, in some cases we may need to rely on payments made by our VIEs to our PRC subsidiaries pursuant to service contracts between them. Depending on the nature of services provided by our PRC subsidiaries to their corresponding VIEs, certain of these payments will subject to PRC taxes, such as VAT, which will effectively reduce the amount that the PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

Capital Expenditure

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were 288.9 million, 145.3 million, and 199.4 million, respectively, for the years ended December 31, 2016, 2017, and 2018.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2018 (in thousands):

	2019	2020	2021	2022	2023	Thereafter	Total
Purchase of cinema advertisement slot rights	$56,396	40,579	18,064	6,103	4,019	0	125,161
Purchase of bandwidth	82,814	1,143	311	0	0	0	84,268
Operating lease obligations	14,713	13,897	6,971	809	271	0	36,661
Interest payment commitment	16,754	11,119	7,062	0	0	0	34,935
Purchase of content and services—video	23,746	2,159	2,066	0	0	0	27,971
Expenditures for operating rights for licensed games with technological feasibility	19,475	1,098	0	0	0	0	20,573
Expenditures for titles of games in development	6,990	725	0	0	0	0	7,715
Purchase of content and services—others	6,148	90	54	54	18	0	6,364
Fees for operating rights for licensed games in development	585	0	0	0	0	0	585
Others	5,640	0	0	0	0	0	5,640

Total Payments Required	$233,261	70,810	34,528	6,966	4,308	0	349,873

In addition to the above contractual obligations, we also have commitments for repayment of principal of bank loans, amounted to $129.7 million, $82.3 million, $220.0 million and nil in the year of 2019, 2020, 2021 and thereafter, respectively. Outstanding principal of the bank loans totaling $80.0 million was repaid in January 2019 by Changyou.

OTHER LONG-TERM LIABILITIES

We recorded long-term tax liabilities of $174.3 million, consisting primarily of a $144 million unrecognized tax benefit related to the balance of the Toll Charge and related accrued interest, and $29.6 million related to certain business transactions that took place in previous years and management determined may result in additional tax obligations under relevant tax rules.

At this time, we are unable to make a reasonably reliable estimate of the timing of payments of long-term liabilities in individual years beyond 12 months due to uncertainties in the timing of the tax impact of the transactions. As a result, this amount is not included in the table above.

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We are not subject to any additional potential payments. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or product development services with us.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Revenue from Contracts with Customers. In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. On January 1, 2018, we adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Adoption did not have a material impact on retained earnings as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605. Additional disclosures have been made. Please see the Notes to Consolidated Financial Statements for details.

Financial Instruments (Subtopic 825-10). In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments- Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance will require modified retrospective application to all outstanding instruments beginning January 1, 2018, with a cumulative effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively. Additional disclosures have been made. Please see the Notes to Consolidated Financial Statements for details.

Statements of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued ASU No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash. This guidance requires that a statement of cash flows explain the changes during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The standard should be applied to each period presented using a retrospective transition method. The adoption of this standard resulted in restricted cash and restricted time deposits being included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

Other accounting standards adopted beginning January 1, 2018 do not have a significant impact on our consolidated financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The FASB has issued ASU No. 2016-02, Leases (“ASU 2016-02”), which requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU No. 2016-02 requires a lessee to recognize a liability in its balance sheet to make lease payments (a “lease liability”) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest comparative period presented, or at the beginning of the period of adoption. ASU 2016-02 is required to be adopted at the beginning of the first quarter of fiscal year 2019. We expect to record a right-of-use asset of approximately $26.7 million and a lease liability of approximately $24.2 million on our adoption date of January 1, 2019, primarily related to our leased office space. We will use a modified retrospective approach and will not restate prior periods. We expect to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to capitalization thresholds and leases with terms of less than 12 months. The implementation of the amended lease guidance is subject to the same internal controls over financial reporting that we apply to our consolidated financial statements.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We do not expect to adopt ASU 2016-13 early and are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures.

Simplifying the Test for Goodwill Impairment. In January 2017 the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect to adopt ASU 2017-04 early and are currently evaluating the impact of adopting this standard on our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

Directors and Executive Officers	Age	Position
Charles Zhang	54	Chairman of the Board and Chief Executive Officer
Xiaochuan Wang	40	Chief Executive Officer of Sogou
Dewen Chen	43	Chief Executive Officer of Changyou
Joanna Lv	48	Chief Financial Officer
Charles Huang	49	Director
Zhonghan Deng(1)(2)(3)	51	Independent Director
Dave De Yang(1)	53	Independent Director
Dave Qi(1)(2)(3)	55	Independent Director
Shi Wang(3)	68	Independent Director

(1)	Member of the audit committee of our Board of Directors.
(2)	Member of the compensation committee of our Board of Directors.
(3)	Member of the nominating committee of our Board of Directors.

Dr. Charles Zhang is our founder and has been Chairman of our Board and Chief Executive Officer since August 1996. Dr. Charles Zhang also served as our President from August 1996 to July 2004. Prior to founding Sohu, Dr. Charles Zhang worked for Internet Securities Inc. and helped to establish its China operations. Prior to that, Dr. Charles Zhang worked as the Massachusetts Institute of Technology’s, or MIT’s, liaison officer with China. Dr. Charles Zhang is also the Chairman of the Board of Changyou and Sogou. Dr. Charles Zhang has a Ph.D. in experimental physics from MIT and a Bachelor of Science degree from Tsinghua University.

Xiaochuan Wang has been the Chief Executive Officer of Sogou since 2010, and was named as one of our executive officers effective November 1, 2016. Under his leadership, Sogou has developed many strategic products, including the Sogou Search Engine, the Sogou Pinyin Input Method, and the Sogou Browser. Mr. Wang has played an integral role in establishing a technology-driven culture at Sogou through a focus on team building and product innovation. From 2009 to 2013, Mr. Wang also served as our Chief Technology Officer and as a senior vice president from 2008 to 2009. Mr. Wang received a Gold Medal in the 8th International Olympiad in Informatics. Mr. Wang received a bachelor’s degree and a master’s degree in Computer Science from Tsinghua University.

Dewen Chen is the Chief Executive Officer of Changyou and was one of the principal founders of Changyou’s online game business. Mr. Chen was named as one of our executive officers effective November 1, 2016. Mr. Chen joined us in 2005 as a business manager, responsible for building a sales team for game products. Beginning in May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of our game products. Prior to Changyou’s carve-out from us in 2007, Mr. Chen was the Director of Marketing & Operations of our online game business. From April 2000 until he joined us in 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sales manager. Prior to that, Mr. Chen worked with Fujian Shi Da Computer Group as a software engineer and project manager, and later as the Director of the Technology Department of the Shanghai branch office. Mr. Dewen Chen received a bachelor’s degree in Computer Engineering from Xi’an Jiaotong University.

Joanna Lv has been our Chief Financial Officer since January 27, 2018. Ms. Lv joined us in August 2000. From July 31, 2016 to January 26, 2018, Ms. Lv was our Acting Chief Financial Officer. Prior to July 31, 2016, Ms. Lv was our Senior Finance Director, in charge of day-to-day finance operations, including financial reporting, budget planning and treasury. Ms. Lv brings extensive experience in financial management and has been involved in multiple strategic financial projects for us. Ms. Lv received a bachelor’s degree in economics from the Capital University of Economics and Business in Beijing and an EMBA degree from Tsinghua University.

Mr. Charles Huang is the Founder, Chief Executive Officer and Chairman of Netbig Education Holdings Ltd. (“Netbig”), a leading education enterprise in China. Prior to founding Netbig in 1999, Mr. Huang served as Executive Director and Head of the Asia Securitization Group of Deutsche Bank, New York and Hong Kong, as well as a Senior Vice President of Prudential Securities Inc., New York. Mr. Huang is also a Chartered Financial Analyst, and serves as director of ZTO Express (Cayman) Inc. (New York Stock Exchange). Mr. Huang holds a Master of Science degree in Computer Science from MIT and a Bachelor of Science degree from the University of Science and Technology of China.

Dr. Zhonghan Deng is the Chief Executive Officer and Chairman of the Board of Directors of Vimicro International Corporation (“Vimicro”), which he co-founded in 1999. Dr. Zhonghan Deng also worked as a research scientist for International Business Machines Corporation at the T.J. Watson Research Center in Yorktown Heights, New York. Dr. Deng received a Ph.D. in electrical engineering and computer sciences, a Master of Science degree in economics and a Master of Science degree in physics from the University of California, Berkeley.

Dave De Yang has served as the Chief Financial Officer and a Partner of Dalton International, an investment firm based in Chicago, since 2017. From 2012 through 2016, Mr. Yang served as Chief Financial Officer for the North Asia region, including China, Hong Kong, Taiwan, Japan, and Korea, of Reckitt Benckiser, a London-based company that is listed on the London Stock Exchange and is included in the FTSE 100 Index. Prior to joining Reckitt Benckiser, Mr. Yang worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to that role, he served as acting controller of McDonald’s India and Indonesia divisions and as a senior director of McDonald’s Corporation in the Asia Pacific, Middle East and Africa division, where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang has also served as a member of the Board of Directors and of the Audit Committee of Changyou since 2009. Mr. Yang has a master of business administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

Dr. Dave Qi is a Professor of Accounting and the former Associate Dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding Director of the Executive MBA program. Before joining the Cheung Kong Graduate School of Business, Dr. Dave Qi was an Associate Professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Dave Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics. Dr. Dave Qi also serves as director of the following public companies: Bison Finance Group Limited (HK Stock Exchange), CTV Golden Bridge International Media Co., LTD. (Hong Kong Stock Exchange), iKang Healthcare Group, Inc. (NASDAQ), Momo Inc. (NASDAQ), Jutal Offshore Oil Services Limited (Hong Kong Stock Exchange), Yunfeng Financial Group Limited (formerly Reorient Group Limited) (Hong Kong Stock Exchange) and Haidilao International Holding Ltd. (HK Stock Exchange). In addition, Dr. Dave Qi serves as Chairman of the Audit Committee of each of Roadshow Holdings Limited, CTV Golden Bridge International Media Co., LTD., and iKang Healthcare Group, Inc., and as a member of the Audit Committee of each of Momo Inc., Jutal Offshore Oil Services Limited and Yunfeng Financial Group Limited. Dr. Qi has a Ph.D. in accounting from the Eli Broad Graduate School of management of Michigan State University, a Master of Business Administration from the University of Hawaii at Manoa and a Bachelor of Science and a Bachelor of Arts degree from Fudan University. Dr. Dave Qi is currently a member of the American Accounting Association.

Mr. Shi Wang is the Honorary Chairman of the Board of Directors of Vanke, of which he also served as General Manager from 1991 to 1999. In 1984 Mr. Shi Wang founded the Shenzhen Exhibition Center of Modern Science and Education Equipment, which is the predecessor of Vanke. Mr. Shi Wang is the Executive Manager of the China Real Estate Association and is Deputy Director of the City Housing Development Council of the China Real Estate Association.

Board of Directors

Our Board of Directors currently consists of six directors and is divided into two classes consisting of three directors each, with one class of directors being elected by the holders of our ordinary shares at each annual general meeting of shareholders and holding office for staggered two-year terms, with the term of one of the classes expiring at each annual general meeting. Our directors currently consist of Dr. Charles Zhang, Zhonghan Deng, and Dave De Yang, whose terms will expire at our 2020 annual general meeting of shareholders, and Charles Huang, Dave Qi, and Shi Wang, whose terms will expire at our 2019 annual meeting of shareholders. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided the nature of such interest is disclosed prior to any vote thereon.

Committees of the Board of Directors

Audit Committee

The members of our audit committee currently are Dr. Dave Qi, Dr. Zhonghan Deng and Mr. Dave De Yang, who are each independent as that term is defined in Rule 10A-3 under the Exchange Act and Rule 5605(a)(2) of the NASDAQ Listing Rules. Our Board has determined that Dr. Dave Qi is an audit committee financial expert as set forth under the applicable SEC rules and Rule 5605(c)(2) of the Nasdaq Listing Rules. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our board, and will be posted on our Website at http://investors.sohu.com/committee-details/audit-committee. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	overseeing our accounting and financial reporting processes and audits of the financial statements of our company;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in the Nasdaq Listing Rules;

•	discussing the annual audited financial statements with management and the independent auditors;

•

reviewing major issues as to the adequacy of our internal controls over financial reporting and any special audit steps adopted in the light of any significant deficiencies or materially weakness in our internal controls; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee

The members of our compensation committee currently are Dr. Dave Qi and Dr. Zhonghan Deng, who are each independent as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. Our compensation committee makes recommendations concerning salaries and incentive compensation, administers and approves share-based awards under our equity incentive plans, and otherwise determines compensation levels and performs such other functions regarding compensation as our Board of Directors may delegate to our compensation committee. The full responsibilities of our compensation committee are set forth in its charter, which is posted on our Web site at http://investors.sohu.com/committee-details/compensation-committee

Nominating Committee

The members of our nominating committee currently are Dr. Dave Qi, Mr. Shi Wang and Dr. Zhonghan Deng, who are each independent as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. The purpose of our nominating committee is to assist our Board of Directors in identifying individuals qualified to become directors under criteria approved by our Board of Directors, periodically review director compensation and benefits, recommend to our Board of Directors any proposed revisions to our corporate governance guidelines and assist our Board of Directors in assessing directors’ independence, board effectiveness, continuing education, new director orientation and committee membership. The full responsibilities of our nominating committee are set forth in its charter, which is posted on our Web site at http://investors.sohu.com/committee-details/nominating-committee

It is a policy of our nominating committee that candidates for director (i) be determined to have unquestionable integrity and honesty, (ii) have the ability to exercise sound, mature and independent business judgment which is in the best interests of the shareholders as a whole, (iii) have a background and experience in fields which will complement the talents of the other Board members, (iv) have the willingness and capability to take the time to actively participate in Board and committee meetings and related activities, (v) have the ability to work professionally and effectively with other Board members and our management, (vi) have the ability to remain on our Board long enough to make a meaningful contribution and (vii) have no material relationships with competitors or other third parties that could create a reasonable likelihood of a conflict of interest or other legal issues.

Neither our nominating committee nor our Board of Directors has a policy with regard to the consideration of diversity when identifying and evaluating proposed director candidates, although both may consider diversity when identifying and evaluating proposed director candidates, and one of the enumerated factors under our nominating committee’s charter that the committee may consider when identifying potential nominees is the interplay of the candidate’s experience with the experience of the other board members. In compiling a list of possible candidates and considering their qualifications, our nominating committee makes its own inquiries, solicits input from other directors on our Board and may consult or engage other sources, such as a professional search firm, if it deems appropriate.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty to act honestly in good faith with a view to our best interests and for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek various remedies, including damages on behalf of our company, if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. For more information about the classification of our Board of Directors, see “—Board of Directors.” Officers are elected by and serve at the discretion of the Board of Directors.

Compensation of Executive Officers and Directors

During the year ended December 31, 2018, we paid an aggregate of approximately $6.2 million in cash compensation to our executive officers. We paid an aggregate of approximately $1.0 million in cash compensation to our directors other than Dr. Charles Zhang. In 2018, the total compensation expense for our non-executive directors and executive officers recorded in our consolidated statements of comprehensive income was $7.3 million. None of our directors, other than Dr. Charles Zhang, have service contracts that provide for benefits upon termination of employment.

Employment Agreements with Executive Officers

Employment Agreements with Dr. Charles Zhang, Ms. Joanna Lv and Mr. Dewen Chen.

We have entered into a three-year employment agreement with our Chief Executive Officer, Dr. Charles Zhang, and a three-year employment agreement with our Chief Financial Officer, Ms. Joanna Lv, and Changyou has entered into an employment agreement with Mr. Dewen Chen, Changyou’s Chief Executive Officers. Under these agreements we or Changyou may terminate Dr. Zhang’s, Ms. Lv’s or Mr. Chen’s employment for cause, at any time, for certain acts of such officer such as willful misconduct or gross negligence, repeated failure to perform substantially his or her duties, indictment or conviction for or confession of a felony, or any crime involving moral turpitude. In any such case, such officer will not be entitled to receive payment of any severance benefits or other amounts by reason of termination other than accrued salary and vacation through the date of termination and such officer’s right to all other benefits will terminate, except as required by applicable law.

We or Changyou may also terminate our employment agreements with Dr. Zhang, Ms. Lv or Mr. Chen without cause upon thirty days’ advance written notice. In such case of termination by us and also in a case where Dr. Zhang, Ms. Lv or Mr. Chen voluntarily terminates his or her employment with us upon thirty-days’ advance written notice for “good reason,” we are required to provide him or her with severance benefits equal to an amount up to six (6) months of his or her monthly base salary, provided that he or she complies during the severance period with the non-competition, non-solicitation, confidential information and work product provisions discussed below, which are incorporated into the employment agreement, and executes a release agreement in a form requested by us. “Good reason” includes (i) any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his or her title and position, and (ii) any material breach of the employment agreement by us, including any reduction in the executive officer’s base salary or our failure to pay to him or her any portion of his or her compensation.

Each of Dr. Zhang, Ms. Lv and Mr. Chen has entered into an employee non-competition, non-solicitation, confidential information, and work product agreement with us or Changyou, respectively. Under these agreements, Dr. Zhang, Ms. Lv or Mr. Chen has agreed to be bound by (i) non-competition restrictions during his or her employment and for one year after the termination of his or her employment or for such longer period during which we pay him or her any severance benefits, and (ii) non-solicitation restrictions during the non-competition period. Each of Dr. Zhang, Ms. Lv and Mr. Chen has agreed to hold in confidence, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, all of our confidential information or trade secrets, all confidential information or trade secrets of our clients or customers, and all confidential or proprietary information of any third party held by us. Each of Dr. Zhang, Ms. Lv and Mr. Chen has also agreed to disclose to us or Changyou all inventions which he or she conceives and develops during the employment and to assign all right, title and interest in them to us or Changyou and has agreed not to assert any such rights against us or Changyou.

Employment Agreement with Mr. Xiaochuan Wang

Our subsidiary Beijing Sogou Technology Development Co., Ltd. entered into an open-ended employment agreement with Mr. Xiaochuan Wang. Under his employment agreement, Mr. Wang is entitled to (i) base salaries and (ii) a performance-based cash bonus. His employment agreement also provide for certain additional benefits to the extent applicable, including vacation time; life, unemployment, medical, work-related injury and other insurance; and allowances for housing. Mr. Wang also agreed in his employment agreement to be bound by obligations regarding (i) assignment of intellectual property and (ii) confidential treatment of proprietary information. His employment agreements is governed by the Chinese law.

Share Incentive Plans

Sohu Share Incentive Plans

We adopted a share incentive plan in April 2018, or the Sohu 2018 Share Incentive Plan, which will expire in April 2028. The maximum number of our ordinary shares issuable under the Sohu 2018 Share Incentive Plan is 1,132,315, which is equal to the remaining number of 1,148,565 of shares of common stock issuable under the Sohu.com Inc. 2010 Share Incentive Plan as of the adoption of the Sohu 2018 Share Incentive Plan, reduced by 16,250 shares that were issued upon exercise or settlement between the time of the adoption of Sohu 2018 Share Incentive Plan and the dissolution and liquidation of Sohu.com Inc. on May 31, 2018. Our Board of Directors may amend, suspend, or terminate the Sohu 2018 Share Incentive Plan at any time; provided, however, that our Board of Directors must first seek the approval of the participants in the Sohu 2018 Share Incentive Plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards. Share incentive awards may be granted under the Sohu 2018 Share Incentive Plan to our management and employees. Share incentive awards that were granted, or may be granted, under the Sohu 2018 Share Incentive Plan include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date.

Our compensation committee, or our Board of Directors in the absence of such a committee, administers the Sohu 2018 Share Incentive Plan, and determines the terms and conditions of awards under the Sohu 2018 Share Incentive Plans. Awards granted under the Sohu 2018 Share Incentive Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by our Board of Directors or compensation committee in its sole discretion.

Upon the dissolution of Sohu.com Inc. on May 31, 2018, we assumed all then existing obligations of Sohu.com Inc. with respect to equity incentive awards that had been granted under Sohu.com Inc.’s Amended and Restated 2010 Stock Incentive Plan and then remained outstanding, and such awards were converted into the right to receive upon exercise or settlement our ordinary shares under the Sohu 2018 Share Incentive Plan rather than shares of the common stock of Sohu.com Inc., subject to the other terms of such outstanding awards.

Sogou Share Incentive Plans

Sogou adopted a share incentive plan in October 2010, as amended from time to time and with the last amendment taking effect on August 22, 2014, or the Sogou 2010 Share Incentive Plan. The maximum number of Sogou Class A Ordinary Shares issuable under the Sogou 2010 Share Incentive Plan is 41,500,000. Share incentive awards may be granted under the Sogou 2010 Share Incentive Plan to Sogou management and employees, and to management and employees of any of the Sohu Group companies. Sogou also adopted a share incentive plan in October 2017, or the Sogou 2017 Share Incentive Plan and, together with the Sogou 2010 Share Incentive Plan, the Sogou Share Incentive Plans. The maximum number of Sogou Class A Ordinary Shares issuable under the Sogou 2017 Share Incentive Plan is 28,000,000. Share incentive awards may be granted under the Sogou 2017 Share Incentive Plan to Sogou management and employees and to management and employees of any of the Sohu Group companies that is not our VIE. Share incentive awards that may be granted under the Sogou Share Incentive Plans include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date.

Sogou’s compensation committee, or Sogou’s Board of Directors in the absence of such a committee, administers the Sogou Share Incentive Plans, and determines the terms and conditions of awards under the Sogou Share Incentive Plans. Awards granted under the Sogou Share Incentive Plans are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by Sogou’s Board of Directors or compensation committee in its sole discretion. Prior to Sogou’s IPO, the award documents for options previously granted under the Sogou 2010 Share Incentive Plan gave Sogou a right to repurchase from a grantee, within a certain time period, up to 50% of a grantee’s Class A Ordinary Shares subject to vested options, upon such grantee’s death, disability, or voluntary, or involuntary termination of employment with us (other than for “Cause,” as defined in the Sogou 2010 Share Incentive Plan); the repurchase price for such a purchase was equal to the fair market value of Sogou’s ordinary shares, as determined in an appraisal by an independent professional appraisal firm chosen by Sogou. Sogou’s such repurchase rights under the award documents terminated upon the completion of Sogou’s IPO.

The Sogou 2010 Share Incentive Plan will terminate in October 2020 and the Sogou 2017 Share Incentive Plan will terminate in October 2027. Sogou’s Board of Directors may amend, suspend, or terminate the Share Incentive Plans at any time; provided, however, that Sogou’s Board of Directors must first seek the approval of the participants in the Share Incentive Plans if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

Awards for Sogou Class A Ordinary Shares held by Sohu

We also grant to our management and employees options to purchase from us Sogou Class A ordinary shares that we hold for the purpose of making such grants. Vesting of options that we grant generally occurs in equal annual installments over a four-year period, but vesting for each year is also subject to the achievement of annual performance milestones related to Sogou that our Board of Directors establishes in its discretion.

Changyou Share Incentive Plan

Changyou adopted a share incentive plan in August 2008, or the Changyou 2008 Share Incentive Plan, which expired in August 2018 and is no longer available for granting new equity incentive awards. Changyou also adopted a share incentive plan in November 2014, or the Changyou 2014 Share Incentive Plan and, together with the Changyou 2008 Share Incentive Plan, the Changyou Share Incentive Plans, which will terminate in November 2024. The maximum number of Changyou’s Class A ordinary shares issuable under the Changyou 2014 Share Incentive Plan is 6,000,000. Changyou’s Board of Directors may amend, suspend, or terminate the Changyou 2014 Share Incentive Plan at any time; provided, however, that Changyou’s Board of Directors must first seek the approval of the participants in the Changyou 2014 Share Incentive Plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards. Share incentive awards may be granted, under the Changyou Share Incentive Plans to Changyou management and employees and to management and employees of any of the Sohu Group companies. Share incentive awards that were granted, or may be granted, under the Changyou Share Incentive Plans include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date.

Changyou’s compensation committee, or Changyou’s Board of Directors in the absence of such a committee, administers the Changyou Share Incentive Plans, and determines the terms and conditions of awards under the Changyou Share Incentive Plans. Awards granted under the Changyou Share Incentive Plans are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by Changyou’s Board of Directors or compensation committee in its sole discretion.

Sohu Video Share Incentive Plan

Our subsidiary Sohu Video adopted a share incentive plan in January 2012, or the Sohu Video 2011 Share Incentive Plan, which will expire in January 2021. The maximum number of Sohu Video ordinary shares issuable under the Sohu Video 2011 Share Incentive Plan is 25,000,000. Share incentive awards may be granted under the Sohu Video 2011 Share Incentive Plan to Sohu Video management and employees, and to management and employees of any of the Sohu Group companies. Share incentive awards that may be granted under the Sohu Video 2011 Share Incentive Plans include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date.

Sohu Video’s compensation committee, or Board of Directors in the absence of such a committee, administers the Sohu Video 2011 Share Incentive Plan, and determines the terms and conditions of awards under the Sohu Video 2011 Share Incentive Plan. Awards granted under the Sohu Video 2011 Share Incentive Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by Sohu Video’s Board of Directors or compensation committee in its sole discretion. The award documents for options granted under the Sohu Video 2011 Share Incentive Plan give Sohu Video a right to repurchase from a grantee, within a certain time period, up to 50% of a grantee’s Sohu Video ordinary shares subject to vested options, upon such grantee’s death, disability, or voluntary, or involuntary termination of employment with us (other than for “Cause,” as defined in the Sohu Video 2011 Share Incentive Plan). The repurchase price for such a purchase was equal to the fair market value of Sohu Video’s ordinary shares, as determined in an appraisal by an independent professional appraisal firm chosen by Sohu Video. Sohu Video repurchase rights under the award documents will terminate upon the completion of Sohu Video’s IPO.

Sohu Video’s Board of Directors may amend, suspend, or terminate the Share Incentive Plans at any time; provided, however, that Sohu Video’s Board of Directors must first seek the approval of the participants in the Sohu Video 2011 Share Incentive Plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

Grants of Shares and Options to Directors and Executive Officers

The following tables set forth summaries of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of March 15, 2019.

Awards Granted under Sohu 2018 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Charles Zhang	75,000	(1)	$0.001	2/16/2015	2/15/2025
Joanna Lv	7,500	(2)	$0.001	2/16/2015	2/15/2025

(1)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 75,000 options are vested and exercisable as of March 15, 2019.
(2)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 7,500 options are vested and exercisable as of March 15, 2019.

Awards Granted under Sogou Share Incentive Plans

Directors and Executive Officers	Restricted Sogou Class A Ordinary Shares		Exercise price	Date of grant	Expiration date
Xiaochuan Wang	4,320,000	(1)	$0.625	1/31/2013	N/A

(1)

Consists of Sogou Class A Ordinary Shares beneficially held by Mr. Wang that were issued in 2013 upon Mr. Wang’s early exercise of share options granted under the Sogou 2010 Share Incentive Plan. Such Sogou Class A Ordinary Shares are subject to vesting in three equal installments upon the second, third and fourth anniversaries of the completion of Sogou’s IPO, which took place on November 13, 2017.

Awards Granted under Changyou 2014 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Dewen Chen	150,000	(1)	$0.01	11/2/2014	11/1/2024

(1)

Originally granted under the Changyou 2014 Share Incentive Plan in the form of restricted share units settleable in Changyou’s Class A ordinary shares, which were subject to vesting over a four-year period and would be forfeited if the vesting conditions were not met. On February 16, 2015, Changyou’s Board of Directors approved the conversion of the restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01, subject to the same vesting conditions, of which 150,000 are fully vested and exercisable.

Awards Granted under Sohu Video 2011 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Joanna Lv	110,000	(1)	$0.01	1/4/2012	1/3/2022
Xiaochuan Wang	50,000	(2)	$0.01	1/4/2012	1/3/2022	2/15/2025

(1)

Consists of options to purchase Sohu Video’s ordinary shares at a nominal exercise price, vesting in equal annual installments over a four-year period, but vesting for each year will also be subject to the achievement of annual performance milestones related to Sohu Video that our Board of Directors establishes in its discretion. As of March 15, 2019, 27,500 options are fully vested and exercisable.

(2)

Consists of options to purchase Sohu Video’s ordinary shares at a nominal exercise price, vesting in equal annual installments over a four-year period, but vesting for each year will also be subject to the achievement of annual performance milestones related to Sohu Video that our Board of Directors establishes in its discretion. As of March 15, 2019, 12,500 options are fully vested and exercisable.

Employees

As of December 31, 2018, we had approximately 8,500 employees, including 3,400 employees for Sohu, 3,000 employees for Sogou, and 2,100 employees for Changyou. None of our personnel are represented under collective bargaining agreements.

We have entered into standard employment agreements with our employees through our subsidiaries and VIEs. Sohu’s and Sogou’s employees have entered into confidentiality, non-competition and non-solicitation agreements with Sohu or Sogou, respectively. Changyou’s employees have entered into confidentiality agreements with Changyou. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions. A number of our employees hold share-based awards granted by Sohu, Sogou, Changyou, and Sohu Video, which provide additional financial incentives to them. Most of these awards vest over a period of four years.

Share Ownership

Refer to “Item 7: Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary share as of March 15, 2019 by (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our ordinary share (assuming conversion of all outstanding exercisable options and warrants held by that person), (ii) each current director, (iii) each named executive officer and (iv) all of our current directors and named executive officers as a group. Except as otherwise provided in the footnotes to this table, we believe that the persons named in this table have voting and investment power with respect to all the shares of common stock indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
Charles Zhang	9,763,196	(2)	24.83%
Charles Huang(3)	76,265		*
Shi Wang(4)	34,132		*
Dave Qi(5)	28,940		*
Zhonghan Deng(6)	15,549		*
Dave De Yang(7)	—		—
Joanna Lv	10,500	(8)	*
Xiaochuan Wang(9)	69,258		*
Dewen Chen(10)	—		—
All directors, nominees and executive officers as a group (9 persons)	9,852,683	(11)	25.06%
Photon Group Limited(12)	9,419,496		23.96%
Public Sector Pension Investment Board(13)	4,178,087		10.70%
Macquarie Investment Management Business Trust(14)	4,063,431		10.44%
Orbis Investment Management Ltd.(15)	2,961,013		7.60%

*	Less than 1%.
(1)

Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes the number of ordinary shares subject to options or restricted stock units held by that person that are currently exercisable or settleable or that are exercisable or settleable within 60 days of March 15, 2019. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Such shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of each other person.

(2)

Includes (i) 75,000 ordinary shares subject to options exercisable within 60 days of March 15, 2018 and (ii) 9,419,496 ordinary shares beneficially owned by Photon Group Limited. Dr. Charles Zhang is a Director of Photon Group Limited, and may be deemed to be a beneficial owner of shares owned by it. Dr. Charles Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. Dr. Charles Zhang’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(3)	Mr. Charles Huang’s address is Suite 1804B, Tower 1, Admiralty Centre, 18 Harbour Road, Hong Kong.
(4)	Mr. Shi Wang’s address is Vanke Architecture Research Center, No. 68 Meilin Road, Futian District, Shenzhen 518049, People’s Republic of China.
(5)	Dr. Dave Qi’s address is 3/F, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Beijing, China.
(6)	Dr. Zhonghan Deng’s address is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China.
(7)	Mr. Dave De Yang’s address is 427 Ashbury Drive, Hinsdale, IL 60521, U.S.A.
(8)

Includes 7,500 ordinary shares subject to options exercisable within 60 days of March 15, 2019. Ms. Joanna Lv’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(9)	Mr. Xiaochuan Wang’s address is c/o Sogou Inc., Level 15, Sohu.com Internet Plaza, No. 1 Unit, Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.
(10)	Mr. Dewen Chen’s address is c/o Changyou.com Limited, Changyou Tower, No. 65 East Bajiao Road, Shijingshan District, Beijing 100043, People’s Republic of China.
(11)	Includes 82,500 ordinary shares that such persons have the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 15, 2019
(12)	Photon Group Limited’s address is c/o Sohu.com Limited., Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(13)

Data based on a Schedule 13G/A filed with the SEC on February 6, 2019. The principal business address of Public Sector Pension Investment Board is 1250 Rene-Levesque West, Suite 1400, Montreal, Quebec, H3B 5E9 Canada.

(14)	Data based on a Schedule 13G/A filed with the SEC on February 14, 2019. The principal business address of Macquarie Investment Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.
(15)	Data based on a Schedule 13G/A filed with the SEC on February 14, 2019. Orbis Investment Management Ltd.’s address is Orbis House, 25 Front Street, Hamilton HM 11, Bermuda.

Related Party Transactions

Changyou’s Loan Arrangements with Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”)

Commencing in April 2015, certain subsidiaries of Changyou and certain subsidiaries of Fox Financial entered into a series of loan agreements pursuant to which the subsidiaries of Changyou are entitled to draw down HK dollar-denominated or U.S. dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries are entitled to draw down equivalent RMB-denominated loans from the subsidiaries of Changyou, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest equal to the current market interest rate.

During the first quarter of 2016, Changyou drew down from Fox Financial U.S. dollar-denominated loans of approximately $29.9 million and granted RMB-denominated loans to Fox Financial of approximately $30.2 million. During the second quarter of 2016, Changyou repaid to Fox Financial HK dollar-denominated loans of approximately $12.9 million and received from Fox Financial RMB-denominated loans of $12.1 million. As of December 31, 2016, Changyou had U.S. dollar-denominated loans payable to Fox Financial in a total amount of approximately $28.1 million, which was recorded in other short-term liabilities. As of the same date, Changyou had RMB-denominated loans receivable from Fox Financial in a total amount of approximately $28.1 million, which was recorded in prepaid and other current assets. For the year of 2016, Changyou incurred interest expense of $0.7 million and earned interest income of $1.2 million. As of December 31, 2016, total interest expense payable to Fox Financial amounted to $0.6 million, which was recorded in other short-term liabilities; and total interest income receivable from Fox Financial was $0.9 million, which was recorded in prepaid and other current assets.

As of December 31, 2017, Changyou had U.S. dollar-denominated loans payable to Fox Financial in a total amount of approximately $29.8 million, and RMB-denominated loans receivable from Fox Financial in a total amount of approximately $29.8 million. For the year of 2017, Changyou incurred interest expense of $0.7 million and earned interest income of $1.2 million. As of December 31, 2017, total interest expense payable to Fox Financial amounted to $1.4 million; and total interest income receivable from Fox Financial was $2.2 million.

In December 2018, Changyou entered into a supplemental agreement with Fox Fianncial pursuant to which all accrued and unpaid interest on the loans as of December 31, 2018 was added to the principal of the corresponding loans. As of December 31, 2018, Changyou had U.S. dollar-denominated loans payable to Fox Financial in a total amount of approximately $32.7 million, and RMB-denominated loans receivable from Fox Financial in a total amount of approximately $31.6 million. For the year ended December 31, 2018, Changyou incurred interest expense of $0.5 million in connection with the loans payable and earned interest income of $1.1 million in connection with the loans receivable.

Transactions with Vanke Co., Ltd.

In the 2018 fiscal year, Vanke Co., Ltd. purchased $220,755 in advertising services from us. Mr. Shi Wang, one of our directors, is the Honorary Chairman of the Board of Vanke Co., Ltd.

Loan Agreement between Sohu and Changyou

On October 24, 2016, Sohu Media entered into a loan agreement (the “Loan Agreement”) with AmazGame, pursuant to which Sohu Media may borrow from time to time from AmazGame up to RMB1.00 billion (or approximately $144.9 million). Principal amounts outstanding under the Loan Agreement bear interest at an annual rate of 6%. The outstanding principal of each advance will be due one year from the date of the advance, subject to extension for an additional year with the consent of AmazGame.

On October 24, 2016, Sohu Game, a Cayman Islands company that is an indirect subsidiary of Sohu and is the direct parent of Changyou, and Changyou entered into a share pledge agreement (the “Share Pledge Agreement”) pursuant to which Sohu Game pledged to Changyou Class B ordinary shares of Changyou held by Sohu Game. The number of Changyou Class B ordinary shares pledged by Sohu Game to Changyou is subject to upward adjustment from time to time while amounts are outstanding under the Loan Agreement if the price of Changyou’s American depositary shares (“ADSs”) on the NASDAQ Global Select Market drops for at least 10 consecutive trading days by an amount of 20% or more from such price as of the date of the Share Pledge Agreement, and is subject to further upward adjustment in the event of any additional incremental drops of 20% or more in the price of Changyou’s ADSs during 10 consecutive trading days. The share pledge agreement gives Changyou the right to apply the outstanding principal and accrued interest on the loan to the repurchase of Changyou Class B ordinary shares from Sohu Game in the event that such principal and interest under the Loan Agreement are not paid when due. As of December 31, 2018, the number of Class B ordinary shares pledged by Sohu Game to Changyou was 21,847,751.

In December 2016, March 2017 and April 2017, Sohu Media received RMB500.0 million (or approximately $72.9 million), RMB200.0 million (or $29.1 million) and RMB300.0 million (or $43.7 million), respectively, from AmazGame. As of December 31, 2017, the total outstanding balance of the loan was RMB1.0 billion (or $153.0 million). In January 2018, Sohu Media entered into a supplementary agreement with AmazGame and Video Tianjin, a subsidiary of the Company, pursuant to which Sohu Media assigned and transferred the entire principal amount outstanding and all the rights and obligations under the Loan Agreement to Video Tianjin. In December 2018, Video Tianjin and AmazGame entered into an agreement extending the due date of each advance for an additional year. As of December 31, 2018, the total outstanding balance of the loan was RMB1.0 billion (or $145.7 million). The intra-Group loan has been eliminated upon consolidation.

Contractual Arrangements with our VIEs and their Shareholders

PRC law currently restricts foreign ownership of Internet information and content, internet access, value-added telecommunications, online game, and certain other businesses. To comply with PRC law, we conduct a significant part of our value-added telecommunications, search and search-related, online game and other businesses through contractual arrangements between our principal PRC subsidiaries and their corresponding VIEs and their respective shareholders. See “Information on the Company—Organizational Structure” in Item 4 of this annual report for a description of the ownership information of our current principal VIEs.

The following is a summary of the agreements currently in effect between these principal PRC subsidiaries and our principal VIEs:

Agreements between Subsidiaries, Consolidated VIEs and Nominee Shareholders

Loan and share pledge agreement between Sohu Media and the shareholders of High Century: The agreement provides for loans to the shareholders of High Century for them to make contributions to the registered capital of High Century in exchange for the equity interests in High Century, and the shareholders pledge those equity interests to Sohu Media as security for the loans. The agreement includes powers of attorney that give Sohu Media the power to appoint nominees to act on behalf of the shareholders of High Century in connection with all actions to be taken by High Century. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in High Century, which are held by the Sohu Group’s legal department and may be completed and effected at Sohu Media’s election.

Loan and share pledge agreement between Sohu Focus (HK) Limited (“Focus HK”) and the shareholders of Heng Da Yi Tong: The agreement provides for loans to the shareholders of Heng Da Yi Tong for them to make contributions to the registered capital of Heng Da Yi Tong in exchange for the equity interests in Heng Da Yi Tong, and the shareholders pledge those equity interests to Focus HK as security for the loans. The agreement includes powers of attorney that give Focus HK the power to appoint nominees to act on behalf of the shareholders of Heng Da Yi Tong in connection with all actions to be taken by Heng Da Yi Tong. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in Heng Da Yi Tong, which are held by the Sohu Group’s legal department and may be completed and effected at Focus HK’s election.

Loan agreements and equity pledge agreements between Fox Information Technology (Tianjin) Limited (“Video Tianjin”) and the shareholders of Tianjin Jinhu. The loan agreements provide for loans to the shareholders of Tianjin Jinhu for them to make contributions to the registered capital of Tianjin Jinhu in exchange for the equity interests in Tianjin Jinhu. Under the equity pledge agreements, the shareholders of Tianjin Jinhu pledge to Video Tianjin their equity interests in Tianjin Jinhu to secure the performance of their obligations under the loan agreements and Tianjin Jinhu’s obligations to Video Tianjin under their business agreements. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to Video Tianjin their equity interests in Tianjin Jinhu.

Exclusive equity interest purchase right agreements between Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu. Pursuant to these agreements, Video Tianjin and any third party designated by it have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Tianjin Jinhu all or any part of their equity interests at the lowest purchase price permissible under PRC law.

Business operation agreement among Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu. The agreement sets forth the right of Video Tianjin to control the actions of the shareholders of Tianjin Jinhu. The agreement has a term of 10 years, renewable at the request of Video Tianjin.

Powers of Attorney executed by the shareholders of Tianjin Jinhu in favor of Video Tianjin with a term of 10 years, extendable at the request of Video Tianjin. These powers of attorney give Video Tianjin the right to appoint nominees to act on behalf of each of the Tianjin Jinhu shareholders in connection with all actions to be taken by Tianjin Jinhu.

Loan and share pledge agreements between Sogou Technology and the shareholders of Sogou Information. The loan agreement provides for a loan to Xiaochuan Wang, the individual shareholder of Sogou Information, to be used by him to make contributions to the registered capital of Sogou Information in exchange for his equity interest in Sogou Information. The loan is interest free-and is repayable on demand, but the shareholder may repay the loan only by transferring to Sogou Technology his equity interest in Sogou Information. Under the pledge agreement, all of the shareholders of Sogou Information pledge their equity interests to Sogou Technology to secure the performance of their obligations under the various VIE-related agreements. If any shareholder of Sogou Information breaches any of his or its obligations under any VIE-related agreements, Sogou Technology is entitled to exercise its right as the beneficiary under the share pledge agreement. The share pledge agreement terminates only after all of the obligations of the shareholders under the various VIE-related agreements are no longer in effect.

Exclusive equity interest purchase right agreements between Sogou Technology, Sogou Information and the shareholders of Sogou Information. Pursuant to these agreements, Sogou Technology and any third party designated by it have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Sogou Information all or any part of their equity interests at the lowest purchase price permissible under PRC law.

Business operation agreement among Sogou Technology, Sogou Information and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Technology to control the actions of the shareholders of Sogou Information. The agreement has a term of 10 years, renewable at the request of Sogou Technology.

Powers of Attorney executed by the shareholders of Sogou Information in favor of Sogou Technology with a term of 10 years, extendable at the request of Sogou Technology. These powers of attorney give Sogou Technology the right to appoint nominees to act on behalf of each of the three Sogou Information shareholders in connection with all actions to be taken by Sogou Information.

Loan agreements and equity pledge agreements between AmazGame and the sole shareholder of Gamease and between Gamespace and the sole shareholder of Guanyou Gamespace. The loan agreements provide for loans to the respective shareholders of Gamease and Guanyou Gamespace for the shareholders to make contributions to the registered capital of Gamease and Guanyou Gamespace in exchange for 100% of the equity interests in Gamease and Guanyou Gamespace. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame and Gamespace, as the case may be, their equity interests in Gamease and Guanyou Gamespace. Under the equity pledge agreements, the respective shareholders of Gamease and Guanyou Gamespace pledge to AmazGame and Gamespace, their equity interests in Gamease and Guanyou Gamespace to secure the performance of their obligations under the loan agreements and Gamease’s and Guanyou Gamespace’s obligations to AmazGame and Gamespace under the various VIE-related agreements. If the shareholders breach their obligations under any VIE-related agreements (Gamease’s or Guanyou Gamespace’s breach of any of its obligations under the various applicable VIE-related agreements will be treated as its shareholder’s breach of its obligations), including the equity pledge agreements, AmazGame and Gamespace are entitled to exercise their rights as the beneficiaries under the applicable equity pledge agreements, including all rights the respective shareholders have as shareholders of Gamease or Guanyou Gamespace.

Equity interest purchase right agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the right, exercisable at any time if and when it is legal to do so under PRC law, to purchase from the respective shareholders of Gamease and Guanyou Gamespace all or any part of their equity interests in Gamease and Guanyou Gamespace at a purchase price equal to their initial contributions to the registered capital of Gamease and Guanyou Gamespace.

Powers of attorney executed by the sole shareholder of Gamease in favor of AmazGame and by the sole shareholder of Guanyou Gamespace in favor of Gamespace, with a term of 10 years. These powers of attorney give the respective boards of directors of AmazGame and Gamespace the exclusive right to appoint nominees to act on behalf of their respective shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace.

Business operation agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. These agreements set forth the right of AmazGame and Gamespace to control the actions of Gamease and Guanyou Gamespace, as the case may be, and the respective shareholders of Gamease and Guanyou Gamespace. Each agreement has a term of 10 years.

Business Arrangements between Subsidiaries and Consolidated VIEs

Exclusive technology consulting and service agreement between Sohu Era and Sohu Internet. Pursuant to this agreement Sohu Era has the exclusive right to provide technical consultation and other related services to Sohu Internet, in exchange for a percentage of the gross revenue of Sohu Internet. The agreement has an initial term of two years, and is renewable at the request of Sohu Era.

Exclusive technology consulting and service agreement between Video Tianjin and Tianjin Jinhu. Pursuant to this agreement Video Tianjin has the exclusive right to provide technical consultation and other related services to Tianjin Jinhu in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Video Tianjin.

Exclusive technology consulting and service agreement between Sogou Technology and Sogou Information. Pursuant to this agreement Sogou Technology has the exclusive right to provide technical consultation and other related services to Sogou Information in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

Technology support and utilization agreements between AmazGame and Gamease and between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the exclusive right to provide certain product development and application services and technology support to Gamease and Guanyou Gamespace, respectively, for a fee equal to a predetermined percentage, subject to adjustment by AmazGame or Gamespace at any time, of Gamease’s and Guanyou Gamespace’s respective revenues. Each agreement terminates only when AmazGame or Gamespace is dissolved.

Services and maintenance agreements between AmazGame and Gamease between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace, respectively, provide marketing, staffing, business operation and maintenance services to Gamease and Guanyou Gamespace, respectively, in exchange for a fee equal to the cost of providing such services plus a predetermined margin. Each agreement terminates only when AmazGame or Gamespace, as the case may be, is dissolved.

Certain of the contractual arrangements described above between the VIEs and the related wholly-owned subsidiaries of the Sohu Group are silent regarding renewals. However, because the VIEs are controlled by the Sohu Group through powers of attorney granted to the Sohu Group by the shareholders of the VIEs, the contractual arrangements can be, and are expected to be, renewed at the subsidiaries’ election.

Other Transactions with Certain Directors, Shareholders and Affiliates

See “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

Employment Agreements

See “Directors, Senior Management and Employees—Employment Agreements with Executive Officers.”

Share Incentive Plans

See “Directors, Senior Management and Employees—Equity Incentive Plans.”

Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

From time to time we become subject to legal proceedings and claims in the ordinary course of our business. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and management resources.

Dividend Policy

The Sohu Group intends to retain all available funds and any future earnings for use in the operation and expansion of its own business, and does not anticipate paying any cash dividends on Sohu.com Limited’s common stock for the foreseeable future. Future cash dividends distributed by Sohu.com Limited., if any, will be declared at the discretion of Sohu.com Limited’s Board of Directors and will depend upon future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our Board of Directors may deem relevant.

ITEM 9.	THE OFFER AND LISTING

Our ADSs are traded on the NASDAQ Global Select Market, under the symbol “SOHU.” On or prior to May 31, 2018, shares of the common stock of our predecessor Sohu.com Inc. were listed and traded on the NASDAQ Global Select Market under the same “SOHU” symbol.

The following table provides the high and low reported sale prices for (i) shares of the common stock of Sohu.com Inc., on or prior to May 31, 2018 and (ii) our ADSs, after May 31, 2018, on the Nasdaq Global Select Market for (1) the five most recent fiscal years (2) each quarter in the two most recent fiscal years, (3) each of the last six full months, and (4) the month of March 1, 2019 through March 15, 2019.

	Trading Price ($)
	High	Low
2014
Full Year	87.68	42.03
2015
Full Year	71.78	40.20
2016
Full Year	55.21	32.60
2017
Full Year	70.86	34.59
First Quarter	43.60	34.59
Second Quarter	50.81	37.78
Third Quarter	58.98	44.24
Fourth Quarter	70.86	43.23
2018
Full Year	47.98	15.89
First Quarter	47.98	29.66
Second Quarter	42.12	26.70
Third Quarter	37.39	19.43
Fourth Quarter	23.60	15.89
September	21.67	19.43
October	20.44	15.89
November	21.67	16.50
December	23.60	17.12
2019
January	21.11	16.51
February	22.71	19.24
March (through March 15)	21.49	17.68

The closing price of our ADSs on March 15, 2019 as reported by the NASDAQ Global Select Market was $19.38.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association and our amended and restated articles of association contained in our Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018 and in Sohu.com Inc.’s and our joint proxy statement/prospectus filed with the SEC on April 23, 2018. Our shareholders adopted our Memorandum and Articles of Association by a special resolution on April 2, 2018, which became effective on April 2, 2018.

Differences in Corporate Law—Mergers and Similar Arrangements

The Companies Law is modeled after similar laws in the United Kingdom but does not follow all statutory enactments or legislative changes in the United Kingdom. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger or consolidation of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each constituent company and (b) such other authorisation, if any, as may be specified in such constituent company’s articles of association.

A merger or consolidation between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are held by or registered in the name of the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions applicable to a scheme of arrangement that facilitate the takeover of companies or the reconstruction and amalgamation of companies, provided that the scheme of arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority shareholders or creditors to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the same terms as the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of a lack of compliance with the statutory procedures, of fraud, bad faith, or collusion.

If a scheme of arrangement and reconstruction or takeover offer is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders in a merger or consolidation or to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff, and, as a general rule, a derivative action may not be brought by a minority shareholder and requires leave or permission from the court in the Cayman Islands for such an action to be brought. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, subject to leave being given, a derivative action may be available when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote of our shareholders and this has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-Takeover Provisions in the Memorandum of Association and Articles of Association

Some provisions of our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company and for a proper purpose.

In January 2019, we entered into a Shareholders’ Rights Agreement with The Bank of New York Mellon, as Rights Agent (the “Shareholders’ Rights Agreement”). The Shareholders’ Rights Agreement is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of the Sohu Group without offering a fair and adequate price and terms to all of our shareholders. Under the terms of the Shareholders’ Right Agreement if a person or group acquired more than 15% or more of our outstanding ordinary shares (including ordinary shares represented by ADSs), except as specifically permitted under the Shareholders’ Right Agreement, all other shareholders and holders of our ADSs would have the right to purchase securities from us at a substantial discount to those securities’ fair market value, thus causing substantial dilution to the holdings of the person or group that acquires more than 15%. The rights granted under the Shareholders’ Rights Agreement will expire on January 13, 2029, unless redeemed or cancelled earlier. Also see “Certain provisions of our Memorandum and Articles of Association, Cayman Islands law regarding mergers and similar arrangements, and our Shareholders’ Rights Agreement could delay or deter a change in control” in Item 3 of this report.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes the following duties to the company—a duty to act bona fide in the best interests of the company and for a proper purpose, a duty not to make a personal profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director must exercise the skill and care of a reasonably diligent person having both—(a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board of Directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s Board of Directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution: Winding-up

Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our Amended and Restated Articles of association, our company may be dissolved, liquidated or wound up voluntarily by a special resolution (the vote of the holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders) or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our shareholders. Under Cayman Islands law, a company may be wound up compulsorily by an order of the courts of the Cayman Islands if the company has passed a special resolution of its shareholders to be wound up by the court or, if the company is unable to pay its debts as they fall due. The court also has authority to order a winding up in a number of other specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those listed in Item 19 “Exhibits” or described elsewhere in this annual report.

Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in significant appreciation of the RMB against the U.S. dollar by the end of 2014. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Regulations on the Administration of Settlement, Sale and Payment of Foreign Exchange issued by the People’s Bank of China on June 20, 1996 and effective on July 1, 1996, or the FX Regulations, regarding the administration and control of foreign exchange, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors in joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank accounts in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Each conversion of RMB into a foreign currency and each remittance of a foreign currency for capital account items, including direct investment, loans and security investment, is subject to the approval of the SAFE.

Under the Foreign Exchange Administration Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, approval of the documents by the SAFE.

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to engage in the foreign exchange business to obtain foreign exchange for their needs.

Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. We will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ADSs or Ordinary Shares, nor will gains derived from the disposal of ADSs or Ordinary Shares be subject to Cayman Islands income or corporation tax. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the Government of Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands exempted companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the CIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated Offshore is located in China, which will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Circular 82 applies only to Offshore enterprises controlled by PRC enterprises or PRC enterprise groups, rather than those controlled by PRC individuals or foreigners, like us, but the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all Offshore enterprises. Although we believe we are not a PRC tax resident enterprise, it is not clear whether Sohu.com Limited and our subsidiaries established outside of the PRC will be deemed to be PRC tax residents under the CIT Law. If we are considered to be a PRC tax resident under the CIT law by the PRC tax authorities, our global income will be subject to corporate income tax at a rate of 25%.

The implementation rules of the CIT Law provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we, or our subsidiaries located in Hong Kong, are considered to be a PRC tax resident enterprise for tax purposes, any dividends we pay to our non-PRC resident shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result become subject to PRC tax at the rate up to 10% in the case of enterprises or 20% in the case of individuals. In the case of dividends, we would be required to withhold any PRC tax at source. See “Risk Factors—Risk Related to China’s Regulatory and Economic Environment—Dividends paid by us to our foreign investors and profits on the sale of our shares or ADSs may be subject to tax under PRC tax laws.”

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of U.S. federal gift, estate tax or Medicare tax, or state, local or foreign tax consequences of an investment in our ADSs or ordinary shares. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not describe the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks or certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion transaction or other integrated investment;

•	regulated investments companies;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•

persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote or 10% or more of the total value of all classes of our shares; or

•	partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

U.S. holders are urged to consult their own tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. holders” will apply to a beneficial owner of ADSs or ordinary shares as capital assets for purposes of U.S. federal income tax laws and who is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For U.S. federal income tax purposes, the tax treatment of a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares depends on the partner’s status and the activities of the partnership. U.S. holders who hold their ADSs or ordinary shares through a partnership, limited liability company, or other entity taxable as a partnership should consult their tax advisers regarding their tax treatment.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement have been and will be complied with in accordance with their terms. Holders of ADSs will be treated as the holders of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits of ordinary shares in return for ADSs representing those shares, and surrender of ADSs in return for the underlying ordinary shares, will not be subject to United States federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2018 taxable year ended November 30, 2018. Our expectation is based on our operations and the composition of our earnings and assets for the 2018 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure and Corporate Governance—Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.” Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (such as certain dividends, interest or royalties) (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For the purposes of this determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from one year to the next.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, such U.S. holder will be subject to special tax rules with respect to any “excess distribution” that such U.S. holder receives and any gain that such U.S. holder realizes from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless the holder makes a “mark-to-market” election as discussed below. For purposes of these special rules, if we are a PFIC for any year during which a U.S. holder holds ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds ADSs or ordinary shares, even if we are no longer classified as a PFIC in subsequent years. Under certain attribution rules, if we are a PFIC, a U.S. holder will be deemed to own such U.S. holder’s proportionate share of any subsidiaries or other entities that are PFICs in which we hold (directly or indirectly through other PFICs) an equity interest (“subsidiary PFICs”), and will generally be treated for purposes of the PFIC rules as if such U.S. holder directly held the shares of such subsidiary PFICs.

Under these special rules, distributions that a U.S. holder receives in a taxable year that are greater than 125% of the average annual distributions that such U.S. holder received during the shorter of the three preceding taxable years or such U.S. holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of ADSs or ordinary shares cannot be treated as capital, even if the U.S. holder holds the ADSs or ordinary shares as capital assets. A U.S. holder will be subject to the same United States federal income tax rules as described above on indirect or constructive distributions that the U.S. holder is deemed to receive on shares of a subsidiary PFIC and on indirect or constructive dispositions of shares of subsidiary PFICs.

Alternatively, a U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. A mark-to-market election will not be available, however, with respect to any subsidiary PFICs. If a U.S. holder makes a mark-to-market election for the ADSs or ordinary shares, such U.S. holder will generally include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of such U.S. holder’s taxable year over such U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. The U.S. holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in a U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will generally be taxed at ordinary income rates. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will not apply to ADSs or ordinary shares held by a U.S. holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.

The mark-to-market election will only be available for “marketable stock” which is stock that is traded in more than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and regularly traded on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, that the mark-to-market election would be available to U.S. holders of our ADSs if and when we are a PFIC. U.S. holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our ADSs and ordinary shares.

A third alternative taxation regime that may be available to some U.S. investors in PFICs, known as qualified electing fund, or QEF, treatment, will not be available to U.S. holders of our ADSs or ordinary shares. This is because QEF treatment requires the PFIC to supply annually certain information to its U.S. holders of ADSs or ordinary shares that we will not be supplying.

A U.S. holder of ADSs or ordinary shares in any year in which we are a PFIC will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. In addition, if we are a PFIC for a taxable year in which we pay a dividend, or for the prior taxable year, the lower rate on “qualified dividend income” discussed below with respect to dividends paid to certain non-corporate U.S. holders would not apply.

U.S. holders and prospective holders of our ADSs and ordinary shares are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in ADSs or ordinary shares.

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of our distributions to a U.S. holder with respect to ADSs or ordinary shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or ordinary shares) and thereafter as capital gain. Further, any distributions treated as dividends will not be eligible for the dividends-received deduction allowed to U.S. shareholders who are corporations in respect of dividends received from other United States corporations to the extent that the Company is a PFIC. Where the Company is not a PFIC, U.S. shareholders who are corporations that own 10% or more of the Company via ADSs or ordinary shares may be eligible to claim a dividends-received deduction. U.S. holders and prospective holders of our ADSs are urged to consult their own tax advisors regarding the application of the dividends-received deduction rules to their investments.

With respect to certain non-corporate U.S. holders, including individual U.S. holders, dividends may be taxed at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a PFIC with respect to the U.S. holder (as discussed above) for our taxable year in which the dividend was paid and we were not a PFIC in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs currently are) on the Nasdaq Global Select Market. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to a U.S. holder with respect to our ADSs or ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes will be treated as foreign taxes eligible for credit against the U.S. holder’s United States federal income tax liability. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit in such U.S. holders’ particular circumstances.

Taxation of Disposition of Shares

Subject to the PFIC rules discussed above, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and the U.S. holder’s adjusted tax basis in the ADS or ordinary share. Such gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual U.S. holder, who has held the ADS or ordinary share for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as United States source income (or loss, in the case of losses, subject to certain limitations) for foreign tax credit limitation purposes.

As described above under “Taxation—PRC Taxation,” any gain from the disposition of our ADSs or ordinary shares may be subject to PRC withholding tax. In such event, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes.

U.S. holders should consult their tax advisors regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and their ability to credit any PRC tax withheld in respect of a sale of our ADSs or ordinary shares against their United States federal income tax liability.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a rate of 24% for taxable years beginning after December 31, 2017, and before January 1, 2026. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Individual U.S. holders, and certain entities that are U.S. holders, that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our ADSs and ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in our ADSs and ordinary shares, including the application of the rules to their particular circumstances.

Prospective purchasers of our ADSs or ordinary shares should consult their own tax advisor regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences resulting from purchasing, holding or disposing of our ADSs and Ordinary Shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and including estate, gift and inheritance laws.

Available Additional Information

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC.

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As permitted under Nasdaq Listing Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our Web site at http://investors.sohu.com. We will not furnish hard copies of such reports to holders of our ADSs unless we are requested to do so in writing by a holder. Upon receipt of such a request, we will provide a hard copy of such reports to such requesting holder free of charge.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FOREIGN CURRENCY EXCHANGE RATE RISK

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for 2018 were $1.88 billion and our total assets as of December 31, 2018 were $3.30 billion, representing revenue of RMB12.92 billion and total assets of RMB22.64 billion at the central parity rate of RMB 6.8632 to $1.00 on December 28, 2018. If the value of the RMB were to depreciate by approximately 10% to RMB 7.5495 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $1.71 billion and $3.0 billion, respectively.

The RMB is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment. In addition, commencing on July 21, 2005, China reformed its exchange rate regime by changing to a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Under the managed floating exchange rate regime, the RMB is no longer pegged to the U.S. dollar, and the People’s Bank of China will announce the closing prices of foreign currencies such as the U.S. dollar traded against the RMB in the inter-bank foreign exchange market after the closing of the market on each business day, and will make such prices the central parity for trading against the RMB on the following business day. On June 19, 2010, the People’s Bank of China announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the People’s Bank of China ruled out any sharp fluctuations in the currency or a one-off adjustment. On March 17, 2014, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2018. These financial instruments are recorded at their fair value.

	($ in thousands)
	US$	RMB	HK$	Others	Total
Cash and cash equivalents	$502,846	308,436	6,908	1,523	819,713
Restricted cash	0	5,974	0	0	5,974
Short-term investments	722,134	319,261	0	0	1,041,395
Account and financing receivables, net	1,355	279,368	196	254	281,173
Prepaid and other current assets	2,016	169,233	0	163	171,412
Equity securities with readily determinable fair values	0	6,790	0	0	6,790
Restricted time deposits	240	243,939	0	0	244,179
Current liabilities	65,336	1,114,646	1,373	1,525	1,182,880
Long-term bank loans	220,000	82,323	0	0	302,323

INFLATION RATE RISK

According to the National Bureau of Statistics of China, the consumer price index grew 2.1% in 2018, compared to an increase of 1.6% in 2017. There may be a further increase in the rate of inflation in the future, which could have an adverse effect on our business.

INTEREST RATE RISK

The basic objectives of our investment program are to protect the invested funds from excessive risk and to provide for liquidity that is sufficient to meet operating and investment cash requirements. Under the investment policy, our excess cash is invested in high-quality securities which are limited as to length of time to maturity and the amount of credit exposure.

Our exposure to interest rate risk primarily relates to the interest income generated from excess cash invested in demand deposits, and interest expense generated from loans to Changyou from Offshore banks. We have not used derivative financial instruments in our investment portfolio in order to reduce this risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement and the types of services and the amount of the fees or charges paid therefore:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Pursuant to an agreement dated April 23, 2018, between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimbursed us in cash for our expenses, including investor relations expenses, legal fees, accounting fees, Nasdaq listing application and listing fees, and related expenses, of $nil, which figures are net of U.S. withholding tax, related to the establishment of an American depositary receipt facility.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On May 31, 2018, effective at 4:30 PM Eastern Time (such date and time, the “Effective Time”), pursuant to a proposal (the “Liquidation Proposal”) for the dissolution of our predecessor Sohu.com Inc., a Delaware corporation, and adoption of a plan of complete liquidation and dissolution of Sohu.com Inc. that was approved by the stockholders of Sohu.com Inc. at a special meeting of stockholders held on May 29, 2018, Sohu.com Inc. was dissolved; all outstanding shares of the common stock of Sohu.com Inc. were cancelled; ADSs representing all our outstanding ordinary shares were distributed by Sohu.com Inc. on a share-for-share basis to the stockholders of Sohu.com Inc. as of immediately prior to the Effective Time.

The rights of a former stockholder of Sohu.com Inc. were governed by the Delaware General Corporation Law and the certificate of incorporation and bylaws of Sohu.com Inc. After the Effective Time, those stockholders became the holders of ADSs representing our ordinary shares, and the rights of our shareholders will be governed by the Companies Law of the Cayman Islands, our Memorandum and Articles of Association, and the Deposit Agreement. Many of the principal attributes of shares of Sohu.com Inc.’s common stock and our ordinary shares, including economic and voting rights, are similar. However, there are differences between rights under the Delaware General Corporation Law and under the Companies Law. In addition, there are differences between the certificate of incorporation and bylaws of Sohu.com Inc. and our Memorandum and Articles of Association. For a summary of certain material differences in the rights of a holder of shares of Sohu.com Inc. common stock and a holder of our ordinary shares, you may refer to the section titled “Comparison of Rights of Sohu Delaware Stockholders and Sohu Cayman Shareholders” in our Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018 and in Sohu.com Inc.’s and our joint proxy statement/prospectus filed with the SEC on April 23, 2018, which section is incorporated herein by reference.

USE OF PROCEEDS

On July 17, 2000, our predecessor Sohu.com Inc. completed an underwritten IPO of shares of its common stock pursuant to a Registration Statement on Form S-1 (SEC file No. 333-96137), which became effective on July 10, 2000. There has been no change in the information regarding use of proceeds from the IPO that was included in the Annual Report on Form 10-K for the year ended December 31, 2017 filed by Sohu.com Inc. with the SEC on February 28, 2018.

ITEM 15.	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that as of the Evaluation Date our disclosure controls and procedures were effective and designed to ensure that all material information relating to Sohu.com Limited required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENTS ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in this report on pages F-2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the Company’s fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dr. Dave Qi is an “audit committee financial expert” as defined under the applicable SEC rules and Rule 5605(c)(2) of the Nasdaq Listing Rules. Our Board of Directors has determined that all three members of our audit committee are “independent” under Rule 10A-3 under the Securities Exchange Act of 1934 and Rule 5605 of the Nasdaq Listing Rules.

ITEM 16B.	CODE OF ETHICS

Our Board of Directors adopted a code of ethics and conduct that is applicable to all of our directors, officers and employees. A copy of our code of ethics and conduct is filed as an exhibit to this annual report, and is also posted on our Website at http://investors.sohu.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditor, and its affiliates for the periods indicated below.

	For the year ended December 31,
	2017	2018
	(in thousands)
Audit fees(1)	$4,300	$2,647
Tax fees(2)	2,100	8,226
Audit related fees(3)	340	326
All other fees	4	4

Total	$6,434	$11,203

(1)

“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and our internal controls over financial reporting.

(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(3)

“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements and our internal controls over financial reporting that are not reported under “Audit Fees” and consultation on accounting standards or transactions.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP before that firm is retained for such services. The pre-approval procedures are as follows:

•

Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•

The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sohu and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1(24)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2)

2.2(24)	Amended and Restated Deposit Agreement, dated January 14, 2019, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares.

2.3(24)	Shareholders’ Rights Agreement, dated as of January 14, 2019, between the Registrant and The Bank of New York Mellon.

4.1(2)	Loan and Share Pledge Agreement dated November 19, 2001 among Sohu.com Inc., Dr. Charles Zhang and Li Wei.

4.2(3)	Purchasing Agreement of Real Property between Sohu Era and Vision Hua Qing.

4.3(4)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited.

4.4(4)	Project Cooperation Agreement, dated November 20, 2009, by and between Beijing Raycom Real Estate Development Co., Ltd. and Beijing Sohu Media.

4.5(5)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, by and between Sohu.com Inc. and Changyou.com Limited.

4.6(6)	Project Cooperation Agreement of Changyou, dated August 23, 2010.

4.7(6)	Amended and Restated 2010 Stock Incentive Plan.

4.8(6)	Cooperation Agreement, dated September 30, 2010. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission).

4.9(7)	Master Transaction Agreement, dated as of November 29, 2011, between, on the one hand, Sohu.com Inc., the registrant, Sohu Internet, Sohu Era, and Sohu Media, and, on the other hand, Changyou.com Limited, Changyou.com HK, Gamespace, and Guanyou Gamespace

4.10(7)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, between Changyou.com Limited and Sohu.com Inc.

4.11(7)	Services Agreement, dated as of November 29, 2011, between Changyou Gamespace and Sohu Media.

4.12(8)	2011 Share Incentive Plan of Sohu Video.

4.13(8)	English Translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease.

4.14(8)	English Translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease.

4.15(8)	English Translation of Exclusive Technology Consulting and Services Agreement, dated September 26, 2010, between Sogou Technology and Sogou Information.

4.16(9)	English Translation of Loan Agreement, dated December 2, 2013, between Sogou Technology and Xiaochuan Wang.

4.17(9)	English Translation of Share Pledge Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information.

4.18(9)	English Translation of Exclusive Equity Interest Purchase Rights Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information.

4.19(9)	English Translation of Business Operation Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information and the shareholders of Sogou Information.

4.20(9)	English Translation of Power of Attorney, dated December 2, 2013, by the shareholders of Sogou Information in favor of Sogou Technology.

4.21(9)	English Translation of Exclusive Technology Consulting and Services Agreement August 2, 2012, between Sohu Internet and Sohu Era.

4.22(10)	2010 Share Incentive Plan of Sogou Inc. (as amended and restated)

4.23(10)	2014 Share Incentive Plan of Changyou.com Limited

4.24(10)	English Translation of Loan Agreement, dated November 15, 2011, between Video Tianjin and Ye Deng, the shareholder of Tianjin Jinhu.

4.25(10)	English Translation of Loan Agreement, dated December 4, 2013, between Video Tianjin and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.26(10)	English Translation of Equity Pledge Agreement, dated November 15, 2011, between Video Tianjin and Ye Deng, the shareholder of Tianjin Jinhu.

4.27(10)	English Translation of Equity Pledge Agreement, dated December 4, 2013, between Video Tianjin and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.28(10)	English Translation of Exclusive Equity Interest Purchase Right Agreement, dated December 4, 2013, between Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu.

4.29(10)	English Translation of Business Operation Agreement, dated December 4, 2013, among Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu.

4.30(10)	English Translation of Powers of Attorney, dated December 4, 2013, executed by the shareholders of Tianjin Jinhu in favor of Video Tianjin.

4.31(10)	English Translation of Exclusive Technology Consulting and Services Agreement, dated December 4, 2013, between Video Tianjin and Tianjin Jinhu.

4.32(10)	Loan and Share Pledge Agreement, effective as of April 28, 2014, by and among Sohu.com Limited, Charles Zhang and Wei Li. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission)

4.33(11)	English Translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century.

4.34(11)	English Translation of Equity Interest Pledge Agreement, dated April 15, 2015 among AmazGame, Gamease and High Century.

4.35(11)	English Translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, between AmazGame, Gamease and High Century.

4.36(11)	English Translation of Power of Attorney, dated April 15, 2015, executed by High Century in favor of AmazGame.

4.37(11)	English Translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century.

4.38(12)	Loan and Share Pledge Agreement, dated July 1, 2015, among Sohu Media, Charles Zhang and Wei Li.

4.39(12)	Loan and Share Pledge Agreement, dated July 1, 2015, among Focus HK, Charles Zhang and Wei Li.

4.40(13)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star.

4.41(13)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.42(13)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.43(13)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.44(13)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.45(13)	English translation of Share Purchase Agreement, dated April 16, 2015, between Gamease and Shanghai Yong Chong.

4.46(14)	Letter Agreement dated June 27, 2016 between Changyou.com Limited and Carol Yu.

4.47(15)	Letter Agreement dated June 8, 2016 between Sohu.com Inc. and Carol Yu.

4.48(15)	Amendment, dated July 30, 2016, of Letter Agreement between Sohu.com Inc. and Carol Yu.

4.49(16)	English Translation of Loan Agreement, dated as of October 24, 2016, between AmazGame and Sohu Media.

4.50(16)	Share Pledge Agreement, dated as of October 24, 2016, between Sohu Game and Changyou.

4.51(17)	English translation of Employment Agreement effective as of April 1, 2012, between Sohu Era and Joanna Lv.

4.52(17)	English translation of Agreement Changing One Party to Employment Agreement effective as of April 1, 2013, among Sohu Era, Joanna Lv and Sohu Media.

4.53(17)	English translation of Employment Agreement effective as of November 30, 2012, between Sogou Technology and Xiaochuan Wang.

4.54(18)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Media Information Technology Co., Ltd.

4.55(18)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Fox Information Technology (Tianjin) Limited.

4.56(18)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Tianjin Jinhu Culture Development Co., Ltd.

4.57(18)	English translation of Form of Loan Agreement.

4.58(18)	English translation of Asset Pledge Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.59(18)	English translation of Asset Pledge Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Media Information Technology Co., Ltd.

4.60(18)	English translation of Asset Pledge Agreement, dated May19, 2017, between Ping An Bank and Beijing Sohu New Era Information Technology Co., Ltd.

4.61(18)	English translation of Guaranty Agreement, dated May 19, 2017, between Ping An Bank and Sohu.com (Game) Limited.

4.62(18)	English translation of Commitment Letter, dated May 19, 2017, between Ping An Bank and Sohu.com Inc.

4.63(18)	English translation of Strategic Cooperation Agreement, dated May 19, 2017, between Ping An Bank and Sohu.com Inc.

4.64(19)	English translation of Amendment to the Original PAB Credit Agreements, dated September 1, 2017.

4.65(19)	English translation of Credit Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Media Information Technology Co., Ltd., Fox Information Technology (Tianjin) Limited, and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.66(19)	English translation of Asset Pledge Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.67(19)	English translation of Asset Pledge Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Media Information Technology Co., Ltd.

4.68(19)	English translation of Commitment Letter, dated September 7, 2017, between ICBC and Sohu.com Inc.

4.69(20)	Voting Agreement dated September 16, 2013 among Sogou Inc., Sohu.com (Search) Limited, Photon, Xiaochuan Wang, and other members of Sogou Management, as amended as of August 11, 2017.

4.70(20)	Voting Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, and THL A21 Limited.

4.71(20)	Registration Rights Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, Photon and THL A21 Limited.

4.72(20)	English Translation of Second Amended and Restated Mobile Browser Cooperation Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information and Shenzhen Shi Ji Guang Su Information Technology Co., Ltd (Portions of this exhibit have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission)

4.73(20)	English Translation of Cooperation Agreement between Weixin Official Platform and Sogou Search, dated September 15, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Information.

4.74(20)	English Translation of Amended and Restated Business Development and Resource Sharing Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. and Sohu.com Limited.

4.75(20)	Sohu.com Internet Plaza Office Building Lease, dated December 30, 2016, between Sogou Network and Beijing Sohu New Media Information Technology Co., Ltd., as amended and supplemented.

4.76(21)	Seventh Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of Sogou Inc.

4.77(21)	2017 Share Incentive Plan of Sogou Inc., as amended and restated

4.78(21)	Employment Agreement effective as of January 1, 2018 between Changyou and Dewen Chen.

4.79(21)	Employment Agreement effective as of January 1, 2018 between Sohu.com Inc. and Charles Zhang.

4.80(24)	Employment Agreement effective as of May 1, 2018 between Sohu.com Limited and Joanna Lv.

4.81(22)	English translation of Credit Facility Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Media Information Technology Co., Ltd.

4.82(22)	English translation of Asset Pledge Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Era Information Technology Co., Ltd.

4.83(22)	English translation of Asset Pledge Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Media Information Technology Co., Ltd.

4.84(22)	English translation of Commitment Letter, dated April 11, 2018, issued by the registrant to CMB.

4.85 (23)	2018 Share Incentive Plan of Sohu.com Limited

8.1(24)	Subsidiaries of the Registrant

11.1(24)	Code of Ethics and Conduct for Directors, Officers and Employees.

12.1(24)	Rule 13a-14(a)/15d-14(a) Certification of Dr. Charles Zhang.

12.2(24)	Rule 13a-14(a)/15d-14(a) Certification of Joanna Lv.

13.1(24)	Section 1350 Certification of Dr. Charles Zhang.

13.2(24)	Section 1350 Certification of Joanna Lv.

15.1(24)	Consent of Independent Registered Public Accounting Firm.

15.2(24)	Consent of Haiwen & Partners, PRC Counsel.

101(24)	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2018 and 2017; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017, and 2016; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017, and 2016; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2017, and 2016; (v) Notes to Consolidated Financial Statements, tagged using four different levels of detail; and (vi) Additional Information—Condensed Financial Statements.

(1)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018.
(2)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 15, 2002.
(3)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 8, 2007.
(4)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2010.
(5)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2010.
(6)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 8, 2010.
(7)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on December 1, 2011.
(8)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2013.
(9)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2014.
(10)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 2, 2015.
(11)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on August 7, 2015.
(12)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015.

(13)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2016.
(14)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on June 27, 2016.
(15)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2016.
(16)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on October 24, 2016.
(17)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 27, 2017.
(18)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on May 19, 2017.
(19)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on September 7, 2017.
(20)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 3, 2017.
(21)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2018.
(22)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on April 16, 2018.
(23)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form S-8 POS filed on June 1, 2018.
(24)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOHU.COM LIMITED

By	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

By	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: March 28, 2019

SOHU.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders of Sohu.com Limited:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sohu.com Limited and its subsidiaries (the “Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of comprehensive income /(loss), of cash flows and of changes in equity for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 and Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 28, 2019

We have served as the Company’s auditor since 1999.

SOHU.COM LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of December 31,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	$1,364,096	$819,713
Restricted cash	3,928	5,974
Short-term investments	818,934	1,041,395
Account and financing receivables, net	250,468	281,173
Prepaid and other current assets (including $32,005 and $31,607, respectively, due from a related party as of December 31, 2017 and 2018)	192,675	168,305

Total current assets	2,630,101	2,316,560

Fixed assets, net	529,717	504,998
Goodwill	71,565	53,263
Long-term investments, net	90,145	108,356
Intangible assets, net	23,060	24,118
Restricted time deposits	271	244,179
Prepaid non-current assets	4,211	3,107
Other assets	40,169	43,928

Total assets	$3,389,239	$3,298,509

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $53,842 and $84,749, respectively, as of December 31, 2017 and 2018)	$288,394	$295,954
Accrued liabilities (including accrued liabilities of consolidated VIEs without recourse to the Company of $76,883 and $60,555, respectively, as of December 31, 2017 and 2018)	343,106	301,915
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $46,939 and $43,020, respectively, as of December 31, 2017 and 2018)	127,758	124,782
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $8,137 and $7,389, respectively, as of December 31, 2017 and 2018)	102,087	112,898
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $18,210 and $14,110, respectively, as of December 31, 2017 and 2018)	96,541	93,569
Short-term bank loans (including short-term bank loans of consolidated VIEs without recourse to the Company of nil as of both December 31, 2017 and 2018)	61,216	129,677
Other short-term liabilities (including other short-term liabilities of consolidated VIEs without recourse to the Company of $71,644 and $65,352, respectively, as of December 31, 2017 and 2018, and due to a related party of $31,192 and $32,719, respectively, as of December 31, 2017 and 2018.)	136,300	124,085

Total current liabilities	1,155,402	1,182,880

Long-term accounts payable (including long-term accounts payable of consolidated VIEs without recourse to the Company of nil as of both December 31, 2017 and 2018 )	1,157	752
Long-term bank loans (including long-term bank loans of consolidated VIEs without recourse to the Company of nil as of both December 31, 2017 and 2018)	122,433	302,323
Long-term tax liabilities (including long-term tax liabilities of consolidated VIEs without recourse to the Company of $14,293 and $13,554, respectively, as of December 31, 2017 and 2018)	249,618	174,339
Deferred tax liabilities (including deferred tax liabilities of consolidated VIEs without recourse to the Company of $3,451 and $2,239, respectively, as of December 31, 2017 and 2018)	43,392	85,264

Total long-term liabilities	416,600	562,678

Total liabilities	$1,572,002	$1,745,558

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Sohu.com Limited shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 38,898 shares and 39,229 shares, respectively, issued and outstanding as of December 31, 2017 and 2018)	$45	$39
Additional paid-in capital	1,098,455	958,883
Treasury stock (5,890 shares and nil, respectively, as of December 31, 2017 and 2018)	(143,858)	0
Accumulated other comprehensive income	38,212	24,719
Accumulated deficit	(242,220)	(394,801)

Total Sohu.com Limited shareholders’ equity	750,634	588,840
Noncontrolling interest	1,066,603	964,111

Total shareholders’ equity	1,817,237	1,552,951

Total liabilities and shareholders’ equity	$3,389,239	$3,298,509

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands, except per share data)

	Year Ended December 31,
	2016	2017	2018
Revenues:
Online advertising:
Brand advertising (including revenues generated from a related party of $1,180, $247 and $224, respectively, for 2016, 2017 and 2018)	$447,956	$314,066	$231,945
Search and search-related advertising	597,133	801,199	1,022,456

Subtotal of online advertising revenues	1,045,089	1,115,265	1,254,401

Online games	395,709	449,533	389,788
Others	209,633	296,164	238,840

Total revenues	1,650,431	1,860,962	1,883,029

Cost of revenues:
Online advertising:
Brand advertising	371,085	363,592	184,474
Search and search-related advertising	290,158	412,904	664,164

Subtotal of cost of online advertising revenues	661,243	776,496	848,638

Online games	96,168	62,775	60,981
Others	102,389	195,895	162,102

Total cost of revenues	859,800	1,035,166	1,071,721

Gross profit	790,631	825,796	811,308

Operating expenses:
Product development	353,144	412,173	441,161
Sales and marketing (including expenses generated for a related party of $216, nil and nil, respectively, for 2016, 2017 and 2018)	434,780	413,045	400,579
General and administrative	119,841	122,874	113,724
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	0	86,882	16,369

Total operating expenses	907,765	1,034,974	971,833

Operating loss	(117,134)	(209,178)	(160,525)

Other income /(expense), net	(10,713)	6,658	64,167
Interest income (including interest income generated from a related party of $1,244, $1,157 and $1,051, respectively, for 2016, 2017 and 2018)	22,499	24,138	24,079
Interest expense (including interest expense generated from a related party of $662, $724, and $519, respectively, for 2016, 2017 and 2018)	(1,356)	(4,088)	(17,538)
Exchange difference	12,803	(14,385)	9,026

Loss before income tax expense /(benefit)	(93,901)	(196,855)	(80,791)
Income tax expense /(benefit)	21,072	273,148	(13,432)

Net loss	(114,973)	(470,003)	(67,359)
Less: Net income attributable to the noncontrolling interest shareholders	109,048	84,523	92,723

Net loss attributable to Sohu.com Limited	$(224,021)	$(554,526)	$(160,082)

Net loss	$(114,973)	$(470,003)	$(67,359)
Foreign currency translation adjustments	(73,235)	56,250	(37,339)

Change in unrealized gain /(loss) for equity securities with readily determinable fair values	(3,920)	12,179	0

Other comprehensive income /(loss)	(77,155)	68,429	(37,339)

Comprehensive loss	(192,128)	(401,574)	(104,698)
Less: Comprehensive income attributable to noncontrolling interest shareholders	78,824	117,960	61,376

Comprehensive loss attributable to Sohu.com Limited	(270,952)	(519,534)	(166,074)

Basic net loss per share attributable to Sohu.com Limited	$(5.79)	$(14.27)	$(4.11)

Shares used in computing basic net loss per share attributable to Sohu.com Limited	38,706	38,858	38,959

Diluted net loss per share attributable to Sohu.com Limited	$(5.83)	$(14.30)	$(4.13)

Shares used in computing diluted net loss per share attributable to Sohu.com Limited	38,706	38,858	38,959

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2016	2017	2018
Cash flows from operating activities:
Net loss	$(114,973)	$(470,003)	$(67,359)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of intangible assets and purchased video content in prepaid expense	131,182	140,881	59,352
Depreciation	73,449	83,114	93,037
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	0	86,882	16,369
Share-based compensation expense	19,120	41,468	2,094
Other-than-temporary impairment of available-for-sale equity investment	0	5,754	0
Impairment of other intangible assets and other assets	22,906	72,259	10,797
Investment loss /(gain) from equity investments	2,085	1,451	(11,440)
Allowance for doubtful accounts and credit losses	7,109	9,076	15,660
Provision for inventory	0	0	2,547
Loss /(gain) from sale of equity investments	(149)	523	(134)
Change in fair value of financial instruments	(13,133)	(10,447)	(10,857)
Others	(1,182)	(1,063)	(705)
Changes in assets and liabilities, net of acquisition:
Account and financing receivables	62,520	(55,061)	(14,827)
Prepaid and other assets	15,091	23,455	(23,865)
Accounts payable	40,273	33,395	60,148
Receipts in advance and deferred revenue	(8,152)	1,404	3,784
Tax liabilities	(36,666)	263,108	(74,058)
Deferred tax	5,268	(45)	43,798
Accrued liabilities and other short-term liabilities	34,872	(38,464)	(20,316)

Net cash provided by operating activities	239,620	187,687	84,025
Cash flows from investing activities:
Purchase of fixed assets	(105,063)	(78,924)	(101,122)
Purchase of intangible and other assets	(183,791)	(66,393)	(98,255)
Purchase of long-term investments	(20,950)	(7,680)	(20,613)
Return of funds from a third party	5,061	4,928	5,264
Collection of financing receivables	0	0	59,967
Investment in financing receivables	0	0	(98,774)
Proceeds from financial instruments	415,383	1,219,986	2,957,984
Purchase of financial instruments	(509,357)	(1,785,012)	(3,177,532)
Matching loan to a related party	(18,115)	0	0
Proceeds received from sale of equity investment	0	0	12,073

Other cash proceeds /(payments) related to investing activities	5,182	(1,408)	1,764

Net cash used in investing activities	(411,650)	(714,503)	(459,244)
Cash flows from financing activities:
Consideration received from Sogou IPO, net of IPO Transaction Expenses	0	622,131	0
Proceeds from long-term bank loan	0	122,433	251,738
Proceeds from short-term bank loan	0	67,785	74,056
Exercise of share-based awards in subsidiaries	291	494	12
Repayments of loans from banks	(344,500)	(7,684)	(67,011)
Repurchase of Sogou Pre-IPO Class A Ordinary Shares from noncontrolling shareholders	0	(3,190)	0
Matching loan from a related party	17,041	0	0
Distribution of Changyou dividend to noncontrolling interest shareholders	0	0	(162,461)
Other cash proceeds /(payments) related to financing activities	(766)	6	0

Net cash provided by /(used in) financing activities	(327,934)	801,975	96,334
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted time deposits	(46,310)	30,226	(19,544)
Reclassification of cash and cash equivalents from /(to) assets held for sale	(11,684)	11,684	0

Net increase /(decrease) in cash, cash equivalents, restricted cash, and restricted time deposits	(557,958)	317,069	(298,429)
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of year	1,609,184	1,051,226	1,368,295

Cash, cash equivalents, restricted cash and restricted time deposits at end of year	$1,051,226	$1,368,295	$1,069,866

Supplemental cash flow disclosures:
Cash paid for income taxes	(25,179)	(43,264)	(53,147)
Cash paid for interest expense	(965)	(7,176)	(12,563)
Barter transactions	12,384	6,110	28,404
Supplemental schedule of non-cash investing activity:
Changes in payables and other liabilities related to fixed assets and intangible assets additions	35,470	56,486	30,797

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year Ended December 31, 2016

(In thousands)

		Shareholders’ Equity
	Total	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Noncontrolling Interest
Beginning balance	$1,730,752	45	798,357	(143,858)	50,151	536,327	489,730
Share-based compensation expense	19,120	0	2,678	0	0	0	16,442
Settlement of share-based awards in subsidiary	337	0	19,501	0	0	0	(19,164)
Contribution from noncontrolling interest shareholder	0	0	1,333	0	0	0	(1,333)
Disposal of noncontrolling interest	(238)	0	0	0	0	0	(238)
Net income/(loss) attributable to Sohu.com Limited and noncontrolling interest shareholders	(114,973)	0	0	0	0	(224,021)	109,048
Accumulated other comprehensive loss	(77,155)	0	0	0	(46,931)	0	(30,224)
Others	(48)	0	(2)	0	0	0	(46)

Ending balance	$1,557,795	45	821,867	(143,858)	3,220	312,306	564,215

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year Ended December 31, 2017

(In thousands)

		Shareholders’ Equity
	Total	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest
Beginning balance	$1,557,795	45	821,867	(143,858)	3,220	312,306	564,215
Consideration received from Sogou IPO, net of IPO Transaction Expenses	622,131	0	278,428	0	0	0	343,703
Share-based compensation expense	41,468	0	827	0	0	0	40,641
Settlement/Adjustment of share-based awards in subsidiary	494	0	(2,755)	0	0	0	3,249
Repurchase of Sogou Pre-IPO Class A Ordinary Shares from noncontrolling shareholders	(3,190)	0	0	0	0	0	(3,190)
Purchase of noncontrolling interest	193	0	88	0	0	0	105
Disposal of noncontrolling interest	(80)	0	0	0	0	0	(80)
Net income/(loss) attributable to Sohu.com Limited and noncontrolling interest shareholders	(470,003)	0	0	0	0	(554,526)	84,523
Accumulated other comprehensive Loss	68,429	0	0	0	34,992	0	33,437

Ending balance	$1,817,237	45	1,098,455	(143,858)	38,212	(242,220)	1,066,603

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year Ended December 31, 2018

(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest
Beginning balance	$1,817,237	45	1,098,455	(143,858)	38,212	(242,220)	1,066,603
Impact of adoption of new accounting standards*	0	0	0	0	(7,501)	7,501	0
Share-based compensation expense	2,095	0	(5,559)	0	0	0	7,654
Settlement/Adjustment of share-based awards in subsidiary	1,811	0	9,839	0	0	0	(8,028)
Distribution of Changyou dividend to noncontrolling interest shareholders	(162,461)	0	0	0	0	0	(162,461)
Disposal of a majority-owned subsidiary	(2,113)	0	0	0	0	0	(2,113)
Liquidation of Sohu.com Inc.	0	(6)	(143,852)	143,858	0	0	0
Net income/(loss) attributable to Sohu.com Limited and noncontrolling interest shareholders	(67,359)	0	0	0	0	(160,082)	92,723
Accumulated other comprehensive Loss	(37,339)	0	0	0	(5,992)	0	(31,347)
Others	1,080	0	0	0	0	0	1,080

Ending balance	$1,552,951	39	958,883	0	24,719	(394,801)	964,111

*	For details see Note 10—Fair Value Measurements—Financial Instruments Measured at Fair Value—Equity Investments.

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	THE COMPANY AND NATURE OF OPERATIONS

Nature of Operations and Organization

Sohu.com Limited was incorporated in the Cayman Islands on May 30, 2003 as a direct wholly-owned subsidiary of Sohu.com Inc., which was incorporated in Delaware in August 1996 and was the ultimate parent company of the Sohu Group (as defined below) until its dissolution on May 31, 2018. On July 17, 2000, Sohu.com Inc. completed an initial public offering (“IPO”) of shares of its common stock on NASDAQ trading under the symbol “SOHU.” On May 31, 2018, pursuant to a proposal for the dissolution of Sohu.com Inc. and adoption of a plan of complete liquidation and dissolution of Sohu.com Inc. that was approved by the stockholders of Sohu.com Inc. at a special meeting of stockholders held on May 29, 2018, Sohu.com Inc. was dissolved, all outstanding shares of the common stock of Sohu.com Inc. were delisted and cancelled, and ADSs representing all outstanding ordinary shares of Sohu.com Limited were distributed on a share-for-share basis to the stockholders of Sohu.com Inc. On June 1, 2018 Sohu.com Limited’s ADSs began trading on the NASDAQ Global Select Market under the same “SOHU” symbol in place of the common stock of Sohu.com Inc. As a result, Sohu.com Limited replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group (as defined below). Sohu.com Limited (or its predecessor Sohu.com Inc., as applicable), together with its subsidiaries and consolidated VIEs, are collectively referred to herein as the “Sohu Group,” the “Group” or the “Company.”

The Sohu Group is a leading Chinese online media, search and game service group providing comprehensive online products and services on PCs and mobile devices in China. The Sohu Group, which consists of “Sohu,” which when referred to in this report, unless the context requires otherwise, excludes the businesses and the corresponding subsidiaries and VIEs of Sogou Inc. (“Sogou”) and Changyou.com Limited (“Changyou”), Sogou and Changyou. Sogou and Changyou are the indirect controlled subsidiaries of the Company. Sohu is a leading Chinese language online media content and services provider; Sogou is an innovator in search and a leader in China’s Internet industry; and Changyou is a leading online game developer and operator in China that engages primarily in the development, operation and licensing of online games for PCs and mobile devices. Most of the Sohu Group’s operations are conducted through the Group’s China-based subsidiaries and VIEs.

Sogou completed its IPO on the NYSE in November 2017 trading under the symbol “SOGO.” Changyou completed its IPO on NASDAQ in April 2009, trading under the symbol “CYOU.”

As Sohu.com Limited, or its predecessor Sohu.com Inc., is the controlling shareholder of both Sogou and Changyou, Sohu.com Limited consolidates Sogou and Changyou in its consolidated financial statements, and recognizes noncontrolling interests reflecting economic interests in Sogou and Changyou held by shareholders other than Sohu.com Limited. The consolidated financial statements of Sohu.com Limited represent the continuation of the financial statements of Sohu.com Inc., reflecting the assets and liabilities, accumulated deficit and other equity balances of Sohu.com Inc. immediately before Sohu.com Inc.’s dissolution on May 31, 2018.

Through the operation of Sohu, Sogou and Changyou, the Sohu Group generates online advertising revenues, including brand advertising revenues and search and search-related advertising revenues; online games revenues; and other revenues. Online advertising and online games are the Sohu Group’s core businesses.

The principal subsidiaries and VIEs through which the Group conducts its business operations as of December 31, 2018 are described below:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation/ Acquisition	Effective Interest held

Subsidiaries:

For Sohu’s Business:

Sohu.com (Hong Kong) Limited (“Sohu Hong Kong”)	Incorporated on April 19, 2000	Hong Kong	100%
Beijing Sohu New Era Information Technology Co., Ltd. (“Sohu Era”)	Incorporated on July 25, 2003	People’s Republic of China	100%
All Honest International Limited (“All Honest”)	Incorporated on October 8, 2003	British Virgin Islands	100%
Sohu.com (Search) Limited (“Sohu Search”)	Incorporated on October 28, 2005	Cayman Islands	100%
Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”)	Incorporated on June 19, 2006	People’s Republic of China	100%

Sohu.com (Game) Limited (“Sohu Game”)	Incorporated on February 11, 2008	Cayman Islands	100%
Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”)	Incorporated on May 31, 2010	People’s Republic of China	100%
Fox Video Investment Holding Limited (“Video Investment”)	Incorporated on July 25, 2011	Cayman Islands	100%
Fox Video Limited (“Sohu Video”)	Incorporated on July 26, 2011	Cayman Islands	100%
Fox Video (HK) Limited (“Video HK”)	Incorporated on September 30, 2011	Hong Kong	100%
Fox Information Technology (Tianjin) Limited (“Video Tianjin”)	Incorporated on November 17, 2011	People’s Republic of China	100%
Focus Investment Holding Limited (“Focus Investment”)	Incorporated on July 10, 2013	Cayman Islands	100%
Sohu Focus Limited (“Sohu Focus”)	Incorporated on July 11, 2013	Cayman Islands	100%
Sohu Focus (HK) Limited (“Focus HK”)	Incorporated on July 26, 2013	Hong Kong	100%

For Sogou’s Business:

Sogou Inc. (“Sogou”)	Incorporated on December 23, 2005	Cayman Islands	33%
Sogou (BVI) Limited (“Sogou BVI”)	Incorporated on December 23, 2005	British Virgin Islands	33%
Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”)	Incorporated on February 8, 2006	People’s Republic of China	33%
Sogou Hong Kong Limited (“Sogou HK”)	Incorporated on December 12, 2007	Hong Kong	33%
Vast Creation Advertising Media Services Limited (“Vast Creation”)	Acquired on November 30, 2011	Hong Kong	33%
Beijing Sogou Network Technology Co., Ltd (“Sogou Network”)	Incorporated on March 29, 2012	People’s Republic of China	33%
Sogou Technology Hong Kong Limited (“Sogou Technology HK”)	Incorporated on August 25, 2015	Hong Kong	33%
Tianjin Sogou Network Technology Co., Ltd (“Tianjin Sogou Network”)	Incorporated on May 18, 2017	People’s Republic of China	33%
Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Microcredit”)	Incorporated on November 22, 2017	People’s Republic of China	33%

For Changyou’s Business:

Changyou.com Limited (“Changyou”)	Incorporated on August 6, 2007	Cayman Islands	67%
Changyou.com (HK) Limited (“Changyou HK”)	Incorporated on August 13, 2007	Hong Kong	67%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Incorporated on September 26, 2007	People’s Republic of China	67%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Incorporated on October 29, 2009	People’s Republic of China	67%
Beijing Yang Fan Jing He Information Consulting Co., Ltd. (“Yang Fan Jing He”)	Incorporated on April 22, 2010	People’s Republic of China	67%
Beijing Changyou Jingmao Film & Culture Communication Co., Ltd. (“Beijing Jingmao”)	Acquired on January 25, 2011	People’s Republic of China	67%
Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”)	Acquired on January 25, 2011	People’s Republic of China	67%
7Road.com Limited (“7Road”)	Incorporated on June 15, 2011	Cayman Islands	67%
7Road.com HK limited (“7Road HK”)	Incorporated on July 6, 2011	Hong Kong	67%
Changyou.com Webgames (HK) Limited (“Changyou HK Webgames”)	Incorporated on September 21, 2011	Hong Kong	67%
Shenzhen Brilliant Imagination Technologies Co., Ltd. (“Brilliant Imagination”)	Incorporated on April 18, 2014	People’s Republic of China	67%
Beijing Changyou Chuangxiang Software Technology Co., Ltd. (“Changyou Chuangxiang”)	Incorporated on November 8, 2016	People’s Republic of China	67%

VIEs:

For Sohu’s Business:

Beijing Century High-Tech Investment Co., Ltd. (“High Century”)	Incorporated on December 28, 2001	People’s Republic of China	100%
Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”)	Incorporated on February 7, 2002	People’s Republic of China	100%
Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”)	Incorporated on July 31, 2003	People’s Republic of China	100%
Beijing Sohu Donglin Advertising Co., Ltd. (“Donglin”)	Incorporated on May 17, 2010	People’s Republic of China	100%
Tianjin Jinhu Culture Development Co., Ltd (“Tianjin Jinhu”)	Incorporated on November 24, 2011	People’s Republic of China	100%
Beijing Focus Interactive Information Service Co., Ltd. (“Focus Interactive”)	Incorporated on July 15, 2014	People’s Republic of China	100%
Guangzhou Qianjun Network Technology Co., Ltd (“Guangzhou Qianjun”)	Acquired on November 25, 2014	People’s Republic of China	100%

For Sogou’s Business:

Beijing Sogou Information Service Co., Ltd. (“Sogou Information”)	Incorporated on December 28, 2005	People’s Republic of China	33%
Chengdu Easypay Technology Co., Ltd. (“Chengdu Easypay”)	Incorporated on January 19, 2015	People’s Republic of China	33%

For Changyou’s Business:

Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Incorporated on August 23, 2007	People’s Republic of China	67%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Acquired on May 28, 2010	People’s Republic of China	67%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Incorporated on August 5, 2010	People’s Republic of China	67%

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users, over Sohu’s matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices such as PCs, mobile phones and tablets. The majority of Sohu’s products and services are provided in China through Sohu Media Portal, Sohu Video and Focus.

•

Sohu Media Portal. Sohu Media Portal is a leading online news and information provider in China. It provides users with access to comprehensive content through the mobile phone application Sohu News APP, www.sohu.com for PCs and the mobile portal m.sohu.com;

•	Sohu Video. Sohu Video is an online video content and service provider in China through tv.sohu.com for PCs and the mobile phone application Sohu Video APP; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in China.

Revenues generated by the brand advertising business are classified as brand advertising revenues in the Sohu Group’s consolidated statements of comprehensive income.

Other Sohu Business

Sohu also engages in the other business, which consists primarily of paid subscription services, interactive broadcasting services, and content provided through the platforms of the three main telecommunications operators in China. Revenues generated by Sohu from the other business are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.

Sogou’s Business

Search and Search-related Business

The search and search-related business consists primarily of search and search-related advertising services offered by Sogou. Search and search-related advertising services enable advertisers’ promotional links to be displayed on Sogou’s search results pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. Sogou’s advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. The search and search-related business also benefits from Sogou’s collaboration with Tencent Holdings Limited (together with its subsidiaries, “Tencent”), which provides Sogou access to traffic and content generated from products and services provided by Tencent.

Revenues generated by the search and search-related business are classified as search and search-related advertising revenues in the Sohu Group’s consolidated statements of comprehensive income.

Other Sogou Business

Sogou also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties and the provision of online reading services, and offers other products and services, including smart hardware products. Revenues generated by Sogou from other business are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.

Initial Public Offering of Sogou

On November 13, 2017, Sogou completed its IPO on the NYSE, trading under the symbol “SOGO.”

Sogou’s Ordinary Shares are divided into Sogou Class A Ordinary Shares and Sogou Class B Ordinary Shares. Holders of Sogou Class A Ordinary Shares and holders of Sogou Class B Ordinary Shares have identical rights with the exception of voting and conversion rights. Each Sogou Class A Ordinary Share is entitled to one vote per share and is not convertible. Each Sogou Class B Ordinary Share is entitled to ten votes per share and is convertible into one Sogou Class A Ordinary Share at any time.

Sogou issued and sold in its IPO 50,643,856 Sogou Class A Ordinary Shares represented by 50,643,856 ADSs, including 5,643,856 Sogou Class A Ordinary Shares represented by 5,643,856 ADSs sold pursuant to the exercise of the underwriters’ over-allotment option. Proceeds to Sogou from the IPO were approximately $622.1 million, after deducting underwriting discounts and commissions and offering expenses.

Following the completion of Sogou’s IPO, pursuant to the Voting Agreement among Sohu, Tencent, and Sogou (the “Voting Agreement”) that took effect upon the completion of Sogou’s IPO, Sohu has the right to appoint a majority of Sogou’s Board of Directors, and Sohu continues to consolidate Sogou in Sohu’s financial statements and provide for noncontrolling interests reflecting ordinary shares in Sogou held by shareholders other than Sohu.

In the fourth quarter of 2017, Sohu recognized a one-time credit to additional paid-in capital of $278.4 million in shareholders’ equity in Sohu’s consolidated balance sheets to reflect the increase in the value of Sohu’s equity in Sogou that resulted from the completion of Sogou’s IPO.

Voting Agreement between Sohu, Tencent and Sogou

Pursuant to the Voting Agreement, Sohu and Tencent agreed that, subject to certain exceptions, (1) within three years following the completion of Sogou’s IPO, Sohu will vote all Sogou Class B Ordinary Shares and any Sogou Class A Ordinary Shares held by it and Tencent will vote 45,578,896 of its Sogou Class B Ordinary Shares to elect a Board of Directors consisting of seven directors, four of whom will be appointed by Sohu, two of whom will be appointed by Tencent, and the seventh of whom will be Sogou’s then chief executive officer, and (2) after three years following the completion of Sogou’s IPO, Sohu will be entitled to choose to change the size and composition of Sogou’s Board of Directors, subject to Tencent’s right to appoint at least one director. The effect of these provisions is to give Sohu the power to appoint a majority of Sogou’s Board of Directors, and to give Tencent the power to appoint two directors within three years following the completion of Sogou’s IPO and at least one director after three years after the completion of Sogou’s IPO. The Voting Agreement also provides that, subject to certain conditions, for so long as Sohu and Tencent together hold more than 50% of the total voting power of the Sogou Class A Ordinary Shares and the Sogou Class B Ordinary Shares, Sohu or Tencent may remove and replace any director appointed by it. These provisions of the Voting Agreement are also reflected in Sogou’s Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

Due to the additional voting power of the Sogou Class B Ordinary Shares held by Sohu and Tencent, as of the date of this report Sohu holds approximately 33% of the total of Sogou’s outstanding Class A and Class B Ordinary Shares and controls approximately 44% of the total voting power of the combined total of Sogou’s outstanding Class A and Class B Ordinary Shares; Tencent has an indirect shareholding of approximately 38% of the total of Sogou’s outstanding Class A and Class B Ordinary Shares and controls approximately 52% of the total voting power of the combined total of Sogou’s outstanding Class A and Class B Ordinary Shares; and Sohu and Tencent together have the power to decide all matters that may be brought to a vote of Sogou’s shareholders.

The Voting Agreement and Sogou’s Amended and Restated Articles of Association also specify that for so long as Sohu or Tencent holds not less than 15% of Sogou’s issued shares (calculated on a fully diluted basis), consent from the holder of 15% or more (either or both of Sohu or Tencent, as the case may be) will be required (1) to amend Sogou’s Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, (2) to make material changes in Sogou’s principal lines of business, (3) to issue any additional Sogou Class B Ordinary Shares, (4) to create any new class or series of shares that is pari passu with or senior to the Sogou Class A Ordinary Shares, (5) for Sogou to approve a liquidation, dissolution or winding up of Sogou, or a merger or consolidation resulting in a change in control, or any disposition of all or substantially all of Sogou’s assets, or (6) for Sogou to enter into any transactions with affiliates of Sohu, other than in the ordinary course of business. Of these corporate actions that are subject to consent of Sohu or Tencent (as applicable), shareholder approval is required under the Companies Law of the Cayman Islands for any amendment of Sogou’s Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, any winding-up of Sogou Inc., or any merger or consolidation with a third-party entity. The Voting Agreement and Sogou’s Amended and Restated Articles of Association further provide that if Sogou’s shareholders have voted in favor of any of these actions requiring the approval of Sogou’s shareholders but consent from Sohu or Tencent (as applicable) has not been obtained, then the holders of all classes of Sogou’s shares who have voted against such action will be deemed to have such number of votes as are equal to the aggregate number of votes cast in favor of such actions plus one additional vote. Under these provisions of the Voting Agreement and Sogou’s Amended and Restated Articles of Association, if an action is proposed for which the consent of either Tencent or Sohu is required, the failure to obtain the consent of Tencent or Sohu will have the effect of the proposed action’s not being approved, even if Sogou’s other shareholders approve it.

The Voting Agreement and Sogou’s Amended and Restated Articles of Association also specify that if at any time Sohu alone holds more than 50% of the total voting power of the Sogou Class A Ordinary Shares and the Sogou Class B Ordinary Shares, the voting arrangements with respect to the size and composition of Sogou’s Board of Directors will be automatically suspended until such time within five years after the completion of Sogou’s IPO as Sohu’s voting power again drops to 50% or less, in which case the original voting arrangements will be reinstated, provided that Tencent will only be required to vote the lower of 45,578,896 Sogou Class B Ordinary Shares held by it or such number as would give Sohu combined voting power of 50.1%. If such a suspension continues after the fifth anniversary of the completion of Sogou’s IPO, the voting arrangements with respect to the size and composition of Sogou’s Board of Directors will terminate.

All of the Sogou Class B Ordinary Shares held by Sohu will be converted into Sogou Class A Ordinary Shares if there is a transaction resulting in change of control of Sohu that was not approved by Sohu’s board of directors, if specified competitors of Tencent control Sohu, or if a majority of Sohu’s board of directors consist of nominees of specified competitors of Tencent. The provisions with respect to the size and composition of Sogou’s Board of Directors set out in the Voting Agreement and Sogou’s Amended and Restated Articles of Association will terminate upon occurrence of any such event. Such arrangements will also terminate (1) if Dr. Charles Zhang, the chairman of the board of directors of Sohu and the chief executive officer, both ceases being the chairman of the board of directors of Sohu and ceases being the single largest beneficial owner of Sohu’s outstanding shares; (2) if Sohu transfers 30% or more of the Sogou Class B Ordinary Shares that Sohu held upon the completion of Sogou’s IPO; (3) if Sogou fails to provide irrevocable instructions to the person maintaining Sogou’s register of members to accept instructions from Tencent, under certain circumstances, with respect to the conversion of Sogou Class B Ordinary Shares held by Sohu; (4) or Sogou changes, without Tencent’s consent, the person that maintains Sogou’s register of members; (5) or if Tencent ceases to own any Sogou Class B Ordinary Shares.

Under the Voting Agreement, Sohu and Tencent are subject to certain restrictions on transfer of their Sogou Class A and Class B Ordinary Shares. In particular, a transfer of Sogou Class B Ordinary Shares by either Sohu or Tencent, respectively, to any person or entity that is not a direct or indirect wholly-owned subsidiary of Sohu or Tencent, respectively, will cause such Sogou Class B Ordinary Shares to be converted into Sogou Class A Ordinary Shares.

Voting Agreement between Sohu, Photon and Sogou Management

Sohu may be deemed to have beneficial ownership attributable to shared voting power of Sogou Class A Ordinary Shares beneficially owned by Photon Group Limited (“Photon”), an investment vehicle of the Company’s Chairman and Chief Executive Officer Charles Zhang, Sogou’s chief executive officer Xiaochuan Wang, and certain other members of the Sogou management, as a result of a voting agreement by and among Sohu, Photon, Mr. Wang and the other members of Sogou management, pursuant to which Photon, Mr. Wang, and the other members of Sogou Management have agreed to vote their Sogou Class A Ordinary Shares (not including shares acquired by Mr. Wang in the public market following Sogou’s IPO) to elect Sohu’s designees to Sogou’s Board of Directors.

Sogou’s Share Structure

As of December 31, 2018, Sogou had a combined total of 397,158,375 Sogou Class A Ordinary Shares and Sogou Class B Ordinary Shares issued and outstanding, consisting of:

(i)

Sohu: 127,200,000 Sogou Class B Ordinary Shares held by Sohu for its own account, and 3,717,250 Sogou Class A Ordinary Shares held by Sohu for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards;

(ii)	Tencent: 151,557,875 Sogou Class B Ordinary Shares;

(iii)	Photon: 24,686,863 Sogou Class A Ordinary Shares; and

(iv)	Shareholders other than Sohu, Tencent, and Photon: 89,996,387 Sogou Class A Ordinary Shares, including Sogou Class A Ordinary Shares represented by Sogou’s ADSs.

The total number of Sogou outstanding shares listed above include 5,805,000 Sogou Class A Ordinary Shares that are outstanding for legal purposes, but have been determined to be Sogou treasury stock for accounting purposes.

Changyou’s Business

Changyou’s business lines consist of the online game business; the platform channel business, which consists primarily of online advertising and IVAS; and the cinema advertising business.

Online Game Business

Changyou’s online game business offers PC games and mobile games to game players. All of Changyou’s games are operated under the item-based revenue model, meaning that game players can play the games for free, but may choose to pay for virtual items, which are non-physical items that game players can purchase and use within a game, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks. Revenues derived from the operation of online games are classified as online game revenues in the Sohu Group’s consolidated statements of comprehensive income.

PC Games

PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used. Changyou’s dominant game is Tian Long Ba Bu (“TLBB”), a PC based client-end game. For the year ended December 31, 2018, revenues from TLBB were $200.9 million, accounting for approximately 52% of Changyou’s online game revenues, approximately 41% of Changyou’s total revenues and approximately 11% of the Sohu Group’s total revenues.

Mobile Games

Mobile games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a new mobile game, Legacy TLBB (“Legacy TLBB Mobile”), which is operated by Tencent under license from Changyou. For the year ended December 31, 2018, revenues from Legacy TLBB Mobile were $102.6 million, accounting for approximately 26% of Changyou’s online game revenues, approximately 21% of Changyou’s total revenues, and approximately 5% of the Sohu Group’s total revenues.

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website and RaidCall. Prior to Changyou’s sale of MoboTap Inc. (“MoboTap”) in March 2018, Changyou’s platform channel business also included MoboTap.

17173.com Website

The 17173.com Website provides news, electronic forums, online videos and other information services regarding online games to game players in China. All revenues generated by the 17173.com Website are classified as brand advertising revenues.

RaidCall

RaidCall provides online music and entertainment services, primarily in Taiwan. IVAS revenues generated by RaidCall are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.

Cinema Advertising Business

Changyou also operates a cinema advertising business, which consists primarily of the acquisition from operators of movie theaters, and the sale to advertisers of pre-film advertising slots, which are advertisements shown before the screening of a movie in a cinema theater. Revenues generated by Changyou’s cinema advertising business are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.

Changyou’s Share Structure

As of December 31, 2018, Changyou had a combined total of 106,501,420 Changyou Class A and Class B Ordinary Shares issued and outstanding, consisting of:

(i)	Sohu: 1,500,000 Changyou Class A Ordinary Shares and 70,250,000 Changyou Class B Ordinary Shares; and

(ii)	Public shareholders: 34,751,420 Changyou Class A Ordinary Shares represented by Changyou’s ADSs.

As of December 31, 2018 and the date of this report, Sohu held and holds approximately 67% of the combined total of Changyou’s outstanding ordinary shares, and controlled and controls approximately 95% of the total voting power in Changyou. As Changyou’s controlling shareholder, Sohu consolidates Changyou in its financial statements and provides for noncontrolling interests reflecting ordinary shares in Changyou held by shareholders other than the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards

The consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”) to reflect the financial position and results of operations of the Sohu Group.

Use of Estimates

The preparation of these financial statements requires the Sohu Group to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Identified below are the accounting policies that reflect the Group’s most significant estimates and judgments, and those that the Group believes are the most critical to fully understanding and evaluating its consolidated financial statements.

Basis of Consolidation and Recognition of Noncontrolling Interest

The Sohu Group’s consolidated financial statements include the accounts of the Company and its subsidiaries and consolidated VIEs. All intra-Group transactions are eliminated.

VIE Consolidation

The Sohu Group’s VIEs are wholly or partially owned by certain employees of the Group as nominee shareholders. For consolidated VIEs, management made evaluations of the relationships between the Sohu Group and the VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Group controls the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that the Sohu Group is the primary beneficiary of its consolidated VIEs.

Noncontrolling Interest Recognition

Noncontrolling interests are recognized to reflect the portion of the equity of subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholders. Currently, the noncontrolling interests in the Sohu Group’s consolidated financial statements primarily consist of noncontrolling interests for Sogou and Changyou.

Noncontrolling Interest for Sogou

Prior to the completion of Sogou’s IPO in November 2017, the Company controlled the election of a majority of the Board of Directors of Sogou pursuant to a shareholders’ agreement that expired upon completion of the IPO. Following the completion of Sogou’s IPO, pursuant to the Voting Agreement and Sogou’s Third Amended and Restated Articles of Association, the Company still has the right to appoint a majority of Sogou’s Board of Directors.

As Sogou’s controlling shareholder, the Company consolidates Sogou in its consolidated financial statements, and recognizes noncontrolling interest reflecting economic interests in Sogou held by shareholders other than it (the “Sogou noncontrolling shareholders”). Sogou’s net income /(loss) attributable to the Sogou noncontrolling shareholders is recorded as noncontrolling interest in its consolidated statements of comprehensive income.

Noncontrolling Interest Recognition before Sogou’s IPO

Based on the principles of allocation of Sogou’s profit and loss set forth below, Sogou’s cumulative results of operations attributable to the Sogou noncontrolling shareholders, along with changes in shareholders’ equity/(deficit) and adjustments for share-based compensation expense in relation to those share-based awards that were unvested and vested but not yet settled and the Sogou noncontrolling shareholders’ investments in Sogou Series A Preferred Shares outstanding before Sogou’s IPO (“Sogou Pre-IPO Series A Preferred Shares”) and Sogou Series B Preferred Shares outstanding before Sogou’s IPO (“Sogou Pre-IPO Series B Preferred Shares”) (together, the “Sogou Pre-IPO Preferred Shares”) and Sogou ordinary shares outstanding before Sogou’s IPO (“Sogou Pre-IPO Class A Ordinary Shares” and “Sogou Pre-IPO Class B Ordinary Shares, as applicable) were accounted for as a noncontrolling interest classified as permanent equity in the Sohu Group’s consolidated balance sheets, as Sohu Group had the power to reject a redemption requested by the noncontrolling shareholders. These treatments were based on the terms governing investment, and on the terms of the classes of Sogou shares held, by the noncontrolling shareholders in Sogou before Sogou’s IPO.

Principles of Allocation of Sogou’s Profit and Loss - By virtue of the terms of the Sogou Pre-IPO Preferred Shares, Pre-IPO Class A Ordinary Shares, and Pre-IPO Class B Ordinary Shares, Sogou’s losses were allocated in the following order before Sogou’s IPO:

(i)    net losses were allocated to holders of the Sogou Pre-IPO Class A Ordinary Shares and the holder of the Sogou Pre-IPO Class B Ordinary Shares until their basis in Sogou decreased to zero;

(ii)    additional net losses were allocated to holders of the Sogou Pre-IPO Series A Preferred Shares until their basis in Sogou decreased to zero;

(iii)    additional net losses were allocated to the holder of the Sogou Pre-IPO Series B Preferred Shares until its basis in Sogou decreased to zero; and

(iv)    further net losses were allocated between Sohu and noncontrolling shareholders based on their shareholding percentage in Sogou.

Net income from Sogou was allocated in the following order before Sogou’s IPO:

(i)    net income was allocated between Sohu and noncontrolling shareholders based on their shareholding percentage in Sogou until their basis in Sogou increased to zero;

(ii)    additional net income was allocated to the holder of the Sogou Pre-IPO Series B Preferred Shares to bring its basis back;

(iii)    additional net income was allocated to holders of the Sogou Pre-IPO Series A Preferred Shares to bring their basis back;

(iv)    further net income was allocated to holders of the Sogou Pre-IPO Class A Ordinary Shares and the holder of the Sogou Pre-IPO Class B Ordinary Shares to bring their basis back; and

(v)    further net income was allocated between Sohu and noncontrolling shareholders based on their shareholding percentage in Sogou.

Noncontrolling Interest Recognition after Sogou’s IPO

Sogou’s cumulative results of operations attributable to the Sogou noncontrolling shareholders, based on their share of the economic interest in Sogou, along with changes in shareholders’ equity and adjustment for share-based compensation expense in relation to share-based awards that are unvested and vested but not yet settled and adjustment for changes in the Sohu Group’s ownership percentage in Sogou, are recorded as noncontrolling interest in the Sohu Group’s consolidated balance sheets.

Noncontrolling Interest for Changyou

As of the date of this report, Sohu holds approximately 67% of the combined total of Changyou’s outstanding ordinary shares, and controls approximately 95% of the total voting power in Changyou.

As Changyou’s controlling shareholder, Sohu consolidates Changyou in its consolidated financial statements, and recognizes noncontrolling interest reflecting the economic interest in Changyou held by shareholders other than the Company (the “Changyou noncontrolling shareholders”). Changyou’s net income /(loss) attributable to the Changyou noncontrolling shareholders is recorded as noncontrolling interest in the Sohu Group’s consolidated statements of comprehensive income, based on the noncontrolling shareholders’ share of the economic interest in Changyou. Changyou’s cumulative results of operations attributable to the Changyou noncontrolling shareholders, along with changes in shareholders’ equity, adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet settled and adjustment for changes in the Company’s ownership in Changyou, are recorded as noncontrolling interest in the Sohu Group’s consolidated balance sheets.

Segment Reporting

The Sohu Group’s segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer.

Revenue Recognition

Impact of Adoption of ASC 606

On January 1, 2018, the Sohu Group adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. The adoption of ASC 606 did not have a material impact on the Company’s accumulated deficit as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior-period amounts are not adjusted and continue to be reported in accordance with the Group’s historic accounting under ASC 605.

Under ASC 605, advertising-for-advertising barter transactions for which the fair value of the advertising services was not determinable were recorded at the carrying amount of the advertising surrendered, since the Group did not settle such barter transactions with the counterparties in cash. As ASC 605 has been superseded by ASC 606 on this subject, advertising-for-advertising barter transactions are to be recorded at the fair value of the advertising received by reference to the fair value of advertising services provided to other customers. The impact for the year of 2018 was an increase of approximately $25.6 million in revenues, with corresponding increases in cost of revenues and sales and marketing expenses, most of which were generated from Sogou for services provided to and received from Tencent. To a lesser extent, there is a potential impact on the Group’s accounting for exchanges of brand advertising placements with other platforms by Sohu. Revenues are recognized in the same amount as the corresponding costs and expenses. Therefore, there was no net profit and loss impact to the Group for the year of 2018.

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from the Group’s consolidated statement of comprehensive income for the year ended December 31, 2018, as actually reported and as they would have been reported under ASC 605 without the adoption of ASC 606 (in thousands, except per share data):

	As reported	Without adoption of ASC 606	Effect of change Higher/(Lower)
Revenue-Online advertising-Brand advertising	$231,945	228,165	3,780
Revenue-Online advertising-Search and search related advertising	1,022,456	1,000,639	21,817
Cost of revenue- Online advertising-Search and search related advertising	664,164	642,920	21,244
Gross profit	811,308	811,308	0
Operating expenses- Sales and marketing	400,579	396,226	4,353
Operating loss	(160,525)	(160,525)	0
Income tax expense	13,432	13,432	0
Net loss	(67,359)	(67,359)	0
Basic net loss per share attributable to Sohu.com Limited	(4.11)	(4.11)	0
Diluted net loss per share attributable to Sohu.com Limited	(4.13)	(4.13)	0

The adoption of ASC 606 did not change the Group’s consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in equity as of, or for the year ended, December 31, 2018.

Revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players, the estimation of the fair value of an advertising-for-advertising barter transaction, allocation of upfront license fees for licensed-out games between license and post-sale services, and volume sales rebates. The Group does not believe that significant management judgements are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments or utilized different estimates.

The following table presents the Group’s revenues disaggregated by products and services:

	Year Ended December 31, 2018 (in thousands)				Year Ended December 31, 2017 (in thousands)
	Sohu	Sogou	Changyou	Total	Sohu	Sogou	Changyou	Total
Brand advertising:
Sohu Media Portal	$127,348	0	0	127,348	$151,982	0	0	151,982
Sohu Video	53,756	0	0	53,756	79,743	0	0	79,743
Focus	31,144	0	0	31,144	57,245	0	0	57,245
17173.com Website	0	0	19,697	19,697	0	0	25,096	25,096
Search and search related advertising	0	1,022,456	0	1,022,456	0	801,199	0	801,199
Online games:
PC games	0	0	236,743	236,743	0	0	239,149	239,149
Mobile games	0	0	151,737	151,737	0	0	208,355	208,355
Other games	0	0	1,308	1,308	0	0	2,029	2,029
Others:
Cinema advertising business	0	0	70,202	70,202	0	0	91,419	91,419
Others	61,975	100,589	6,074	168,638	83,758	106,807	14,180	204,745

Total	$274,223	1,123,045	485,761	1,883,029	$372,728	908,006	580,228	1,860,962

As noted above, in accordance with the modified retrospective method upon adoption of ASC 606, prior-period amounts were not adjusted.

Online Advertising Revenues

Online advertising revenues include revenues from brand advertising services as well as search and search-related advertising services. Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual the expected revenue volume from each agent with reference to its historical results. Sales rebates will reduce revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax (“VAT”). The Group believes that there will not be significant changes to its estimates of variable consideration.

Brand Advertising Revenues

Revenue Recognition of Multiple Performance Obligations

The Group’s contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenues to each performance obligation based on its relative standalone selling price. The Group generally determines the standalone selling price of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where a standalone selling price is not directly observable, the Group generally estimates the selling price based on the prices at which performance obligations of a similar nature and geography are charged to customers. Most of such contracts have all performance obligations completed within the same quarter.

Pricing Model

Through PCs and mobile devices, the Group provides advertisement placements to its advertisers on different Internet platforms and in different formats, which include banners, links, logos, buttons, full screen, pre-roll, mid-roll, post-roll video screens, pause video screens, loading page ads, news feed ads and in-feed video infomercial ads.

Currently the Group has three main types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model and the Cost Per click (“CPC”) model.

(i)	Fixed Price model

Under the Fixed Price model, a contract is signed to establish a fixed price for the advertising services to be provided. Given that the advertisers benefit from displayed advertisements evenly over the period the advertisements are displayed, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

(ii)	CPM model

Under the CPM model, the unit price for each qualifying display is fixed and stated in the contract with the advertiser. A qualifying display is defined as the appearance of an advertisement, where the advertisement meets criteria specified in the contract. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with the Group’s pricing practices for similar advertisers, the Group recognizes revenue based on the fixed unit prices and the number of qualifying displays upon their occurrence, provided all revenue recognition criteria have been met.

(iii)	CPC model

Under the CPC model, there is no fixed price for advertising services stated in the contract with the advertiser and the unit price for each click is auction-based. The Group charges advertisers on a per-click basis, when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with the Group’s pricing practices for similar advertisers, the Group recognizes revenue based on qualifying clicks and unit price upon the occurrence of the clicks, provided all revenue recognition criteria have been met.

Search and Search-related Advertising Revenues

Search and search-related services consist primarily of search and search-related advertising services offered by Sogou.

Pay-for-click Services

Pay for click services enable advertisers’ promotional links to be displayed on Sogou search result pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. For pay for click services, Sogou introduces Internet users to its advertisers through auction-based systems and charges advertisers on a per-click basis when the users click on the displayed links. The performance obligation of pay-for-click services is satisfied at the point in time when the user clicks on the displayed links, and revenue for pay-for-click services is recognized on a per-click basis.

Other Online Advertising Services

Other online advertising services mainly consist of displaying advertisers’ promotional links on Sogou’s Internet properties. For time-based advertising services, the Sogou’s performance obligation is satisfied over time when the advertising links are displayed over the contract periods, and revenue is normally recognized on a straight-line basis over the contracted display period. For performance-based advertising services, for example, advertisers are charged based on the times that users download from the displayed links, Sogou’s performance obligation is satisfied at the point in time when the promised performance is completed, and the revenue is recognized upon the completion of the promised performance.

Sogou’s online advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. Sogou is the principal in such arrangement because its promise to advertisers is to provide the advertising services itself rather than to arrange for the advertising services to be provided by third parties on their Internet properties. Payments made to operators of third-party Internet properties are included in traffic acquisition costs.

Online Game Revenues

Changyou’s online game revenues are generated primarily from its self-operated and licensed-out PC games and mobile games. All of Changyou’s games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items.

Changyou is the principal of its self-operated games. Changyou hosts the games on its own servers and is responsible for the sale and marketing of the games as well as customer service. Accordingly, revenues are recorded gross of revenue sharing-payments to third-party developers and/or mobile APP stores, but net of VAT and discounts to game card distributors where applicable. Changyou obtains revenues from the sale of in-game virtual items. Revenues are recognized as the virtual items are consumed or over the estimated lives of the virtual items, which are estimated by considering the average period that paying players typically play Changyou’s games and other player behavior patterns derived from operating data. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues could be impacted.

PC Games

Proceeds from Changyou’s self-operated PC games are collected from players and third-party game card distributors through sales of Changyou’s game points on its online payment platform and prepaid game cards.

Changyou’s self-operated PC games are either developed in house or licensed from third-party developers. For licensed PC games, Changyou remits a pre-agreed percentage of the proceeds to the third-party developers pursuant to revenue-sharing agreements, and keeps the balance. Such revenue-sharing amounts paid to third-party developers are recorded in Changyou’s cost of revenues.

Mobile Games

Self-operated Mobile Games

For self-operated mobile games, Changyou sells game points to its game players via third-party mobile APP stores. The mobile APP stores in turn pay Changyou proceeds after deducting their share of pre-agreed revenue-sharing amounts.

Changyou’s self-operated mobile games are either developed in house or licensed from or jointly developed with third-party developers. For licensed and jointly-developed mobile games, Changyou remits a pre-agreed percentage of the proceeds to the third-party developers pursuant to revenue-sharing agreements, and keeps the balance. Such revenue-sharing amounts paid to mobile application stores and third-party developers are recorded in Changyou’s cost of revenues.

Licensed Out Mobile Games

Changyou also authorizes third parties to operate its mobile games. Licensed out games mainly include mobile games developed in house, such as Changyou’s mobile game Legacy TLBB Mobile, and mobile games jointly developed with third-party developers. Changyou receives monthly revenue-based royalty payments from the third-party licensee operators. Changyou receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate Changyou’s games in specified geographic areas. Since Changyou is obligated to provide post-sale services (“PCS”), the initial license fees are allocated between the license and PCS based on relative standalone selling prices. The amount allocated to the license is recognized as revenue upon the commencement of the license period, given that Changyou’s intellectual property rights subject to the license are considered to be functional and the licensee has the right to use such intellectual property rights as they exist at the point when the license is granted, and the amount allocated to PCS is recognized as revenue ratably over the license period. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. Changyou views the third-party licensee operators as Changyou’s customers and recognizes revenues on a net basis, as Changyou does not have the primary responsibility for fulfillment and acceptability of the game services. Changyou remits to the third-party developers a pre-agreed percentage of revenues and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in Changyou’s cost of revenues or product development expenses.

Other Revenues

Sohu

Other revenues attributable to Sohu consist primarily of revenues from paid subscription services, interactive broadcasting services, and content provided through the platforms of the three main telecommunications operators in China.

Sogou

Other revenues attributable to Sogou are IVAS revenues, which are mainly from the operation of Web games and mobile games developed by third parties and the provision of online reading services, and revenues from other products and services, including smart hardware.

Changyou

Other revenues attributable to Changyou are primarily from its cinema advertising business and from IVAS.

In its cinema advertising business, Changyou provides clients advertising placements in slots that are shown in theaters before the screening of movies. The rights to place advertisements in such advertising slots are granted to Changyou, which takes inventory risk under the contracts Changyou signs with different theaters. Changyou charges its advertising clients fees either on a per advertising-slot basis or a fixed amount for an agreed-upon number of slots during a specified contract period. When delivery of the advertising service is confirmed by the customers by their signing a form, revenues from cinema advertising are recognized based on a percentage of the advertising slots actually delivered or on a straight-line basis over the contract period. As Changyou is considered to be the principal in the arrangements with the theaters, the fees paid to the theaters are recognized as cost of revenues.

Changyou provides IVAS primarily through software applications for PCs and mobile devices offered by RaidCall. Prior to March 2018, IVAS revenues also included revenues generated from the Dolphin Browser operated by MoboTap. Revenues from IVAS are recognized during the period the services are rendered or items are consumed under the gross method, as Changyou is the principal obligor for provision of the services.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for doubtful accounts and authorized credits is estimated based upon the Group’s assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2018 were not material. The allowance for doubtful accounts and authorized credits was $16.9 million and $5.7 million, respectively, as of December 31, 2018 and December 31, 2017.

Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the search and search-related advertising business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $111.7 million for the year ended December 31, 2018.

There was no significant change in the contract assets and contract liability balances during 2018.

Revenue recognized in 2018 from performance obligations related to prior years was not material.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)    The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

(ii)    Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

(iii)    The Group applied the portfolio approach in determining the commencement date of consumption and the estimated lives of virtual items for the recognition of games revenue, given that the effect of applying a portfolio approach to a group game players’ behaviors would not differ materially from considering each one of them individually.

(iv)    The Group generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

Cost of Revenues

Cost of Online Advertising Revenues

Cost of online advertising revenues includes cost of revenues from brand advertising services as well as cost of revenues from search and search-related services.

Cost of Brand Advertising Revenues

Cost of brand advertising revenues mainly consists of content and license costs, salary and benefits expenses, and bandwidth leasing costs. For self-developed video content, production costs incurred in excess of the amount of revenue contracted for are expensed as incurred.

Cost of Search and Search-related Advertising Revenues

Cost of search and search-related advertising revenues mainly consists of traffic acquisition costs, bandwidth leasing costs, depreciation expenses, salary and benefits expenses, and share-based compensation expense. Traffic acquisition costs consist primarily of payments to third parties that direct search queries of the users to Internet properties of Sogou or distribute Sogou advertisers’ promotional links through such third parties’ Internet properties. The traffic acquisitions costs for such arrangements consist primarily of fees that Sogou pays to the third parties based on an agreed-upon unit price and revenue-sharing payments that Sogou makes to such third parties based on an agreed-upon percentage of revenues generated from users’ clicks.

Cost of Online Game Revenues

Cost of online game revenues mainly consists of revenue-sharing payments, salary and benefits expenses, bandwidth leasing costs, content and license costs, tax surcharges, depreciation and amortization expenses, and other direct costs.

Cost of Other Revenues

Cost of other revenues mainly consists of payments to theaters for pre-film screening advertising slots, revenue-sharing payments related to the IVAS business, content and license costs related to paid subscription services, and revenue-sharing payments related to interactive broadcasting services.

Product Development Expenses

Product development expenses mainly consist of salary and benefits expenses, technical service fees, content and license costs, facilities expenses, and depreciation and amortization expenses. These expenses are incurred for the enhancement and maintenance of the Sohu Group’s Internet platforms as well as for its products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.

Sales and Marketing Expenses

Sales and marketing expenses mainly consist of advertising and promotional expenses, salary and benefits expenses, travelling and entertainment expenses, and facilities expenses. Advertising and promotional expenses generally represent the expenses of promotions to create or stimulate a positive image of the Sohu Group or a desire to subscribe for the Group’s products and services. Advertising and promotional expenses are expensed as incurred.

General and Administrative Expenses

General and administrative expenses mainly consist of salary and benefits expenses, professional fees, bad debts, travelling and entertainment expenses, depreciation and amortization expenses, and facilities expenses

Share-based Compensation Expense

Sohu (excluding Sohu Video), Sogou, Changyou, and Sohu Video have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.

For share-based awards for which a grant date has occurred, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income based on the fair value of the related share-based awards on their grant dates. For share-based awards for which the service inception date precedes the grant date, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income beginning on the service inception date and is re-measured on each subsequent reporting date before the grant date, based on the estimated fair value of the related share-based awards. Share-based compensation expense is charged to the shareholders’ equity or noncontrolling interest section in the consolidated balance sheets. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. If factors change or different assumptions are used, the Group’s share-based compensation expense could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive equity awards.

Sohu (excluding Sohu Video), Sogou, and Changyou Share-based Awards

Sohu (excluding Sohu Video) Share-based Awards

In determining the fair values of share options granted by Sohu (excluding Sohu Video) as share-based awards, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied. In determining the fair value of restricted share units granted, the public market price of the underlying shares on the grant dates was applied.

Upon the dissolution of Sohu.com Inc. on May 31, 2018, Sohu.com Limited assumed all then existing obligations of Sohu.com Inc. with respect to equity incentive awards that had been granted under Sohu.com Inc.’s Amended and Restated 2010 Stock Incentive Plan (the “Sohu 2010 Stock Incentive Plan”) and remained outstanding, and such awards were converted into the right to receive upon exercise or settlement Sohu.com Limited’s ordinary shares under the Sohu.com Limited 2018 Share Incentive Plan (the “Sohu 2018 Share Incentive Plan”) rather than shares of the common stock of Sohu.com Inc., subject to the other terms of such outstanding awards. Options for the purchase of Sohu.com Limited’s ordinary shares, including options converted from those contractually granted under the Sohu 2010 Stock Incentive Plan, are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets.

Under ASC 718-10-25, no grant date can be established until a mutual understanding is reached between Sohu and the recipients clarifying the subjective performance requirements. In accordance with ASC 718-10-55, as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimate of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair value at the grant date.

Sogou Share-based Awards

In determining the fair value of share options granted by Sogou as share-based awards, a binomial valuation model was applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, expected share price volatility rates, and expected dividends. Before the completion of Sogou’s IPO, the fair values of the ordinary shares were assessed using the income approach/discounted cash flow method or based on the mid-point of the estimated IPO price range, in each case with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. After the completion of Sogou’s IPO, the fair values of the ordinary shares were determined based on the trading price of Sogou’ ADSs in the public market. Certain persons who became Sogou employees when Tencent’s Soso search-related businesses were transferred to Sogou in 2013 had been granted restricted share units under Tencent’s share award arrangements prior to the transfer of the businesses to Sogou. These Tencent restricted share units will continue to vest under the original Tencent share award arrangements provided the transferred employees continue to be employed by Sogou during the requisite service period. After the transfer of the Soso search-related businesses to Sogou, Sogou applied the guidance in ASC 505-50 to measure the related compensation expense based on the then-current fair value at each reporting date, as the expense is deemed to have been incurred by Tencent as an investor on Sogou’s behalf. To determine the then-current fair value of the Tencent restricted share units granted to these employees, the public market price of the underlying shares at each reporting date was applied. Because Sogou is not required to reimburse Tencent for such share-based compensation expense, the related amount was recorded by Sogou as a capital contribution from Tencent.

Changyou Share-based Awards

In determining the fair value of ordinary shares and restricted share units granted by Changyou as share-based awards in 2008, the income approach /discounted cash flow method with a discount for lack of marketability was applied, given that the shares underlying the awards were not publicly traded at the time of grant. Changyou’s 2008 Share Incentive Plan expired in August 2018 and is no longer available for granting new share-based awards. In determining the fair value of restricted share units granted after Changyou’s IPO, the public market price of the underlying shares on the grant dates was applied.

Options for the purchase of Changyou Class A ordinary shares contractually granted under the Changyou 2014 Share Incentive Plan are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets. Under ASC 718-10-25, no grant date can be established until a mutual understanding is reached between Changyou and the recipients clarifying the subjective performance requirements. In accordance with ASC 718-10-55, as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimates of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values at the grant date. In determining the fair values of Changyou share options granted, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied.

Compensation Expense Recognition

For options and restricted share units granted with respect to Sohu (excluding Sohu Video) shares and Changyou shares, compensation expense is recognized on an accelerated basis upon the requisite service period and certain subjective performance targets being met. For share options granted with respect to Sogou shares, compensation expense is recognized over the estimated period during which the service period requirement and performance target will be met, which is usually within one year, or, after the performance target of Sogou’s completion of an IPO was met upon the completion of Sogou’s IPO on November 13, 2017, on an accelerated basis over the requisite service period, or, for options with only service period requirement, on an accelerated basis over the requisite service period. For Tencent restricted share units that Tencent had granted to employees who transferred to Sogou with the Soso search and search-related businesses, compensation expense is recognized by Sogou on an accelerated basis over the requisite service period, and the fair value of the share-based compensation is re-measured at each reporting date until the service has been provided. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and no compensation expense is recorded for the number of awards so estimated.

Sohu Video Share-based Awards

On January 4, 2012, Sohu Video, the holding entity of Sohu’s video division, adopted a 2011 Share Incentive Plan (the “Video 2011 Share Incentive Plan”) which provides for the issuance of up to 25,000,000 ordinary shares of Sohu Video (representing approximately 10% of the outstanding Sohu Video shares on a fully-diluted basis) to management and key employees of the video division and to Sohu management. As of December 31, 2018, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made, of which options for the purchase of 4,972,800 ordinary shares were vested.

For purposes of ASC 718-10-25, as of December 31, 2018, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. Therefore the fair value of the awards was not determinable and could not be accounted for. In accordance with ASC 718-10-55, the Group’s management determined that the service inception date with respect to vested option awards for the purchase of 4,972,800 shares had preceded the grant date. Therefore, the Group recognized compensation expense for these vested Sohu Video share-based awards and re-measured, and will re-measure, the compensation expense on each subsequent reporting date based on the then-current fair values of these vested awards until the grant date is established.

Taxation

PRC Corporate Income Taxes

Income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial statements or tax returns. Deferred income taxes are determined based on the differences between the accounting basis and the tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. Deferred tax assets are reduced by a valuation allowance, if based on available evidence, it is considered that it is more likely than not that some portion of or all of the deferred tax assets will not be realized. In making such determination, the Group considers factors including future reversals of existing taxable temporary differences, future profitability, and tax planning strategies. If events were to occur in the future that would allow the Group to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred. If events were to occur in the future that would require the Group to realize less of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period when those events occurred. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.

The Group’s deferred tax assets are related to net operating losses and temporary differences between accounting basis and tax basis for its China-Based Subsidiaries and VIEs, which are subject to corporate income tax in the PRC under the PRC Corporate Income Tax Law (the “CIT Law”).

PRC Withholding Tax on Dividends

The CIT Law imposes a 10% withholding income tax on dividends distributed by foreign invested enterprises in the PRC to their immediate holding companies outside Mainland China. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income,” if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to a withholding tax rate of 10%.

PRC Value Added Tax

On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and all of the Sohu Group’s revenues have been subject to VAT since that date. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at rates of 6% or 17% for the years ended December 31, 2016 and 2017 and for the period from January 1, 2018 to April 30, 2018, and at rates of 6% or 16% after May 1, 2018) and the available input VAT amount (at the rate applicable to the supplier).

U.S. Corporate Income Tax

Sohu.com Inc., which was formerly the top-tier publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and of up to 35% for prior tax years. U.S. federal tax legislation signed into law on December 22, 2017, commonly referred to as the Tax Cuts and Jobs Act (the “U.S. TCJA”), significantly modified the U.S. Internal Revenue Code by, among other things, reducing the maximum statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a partial territorial tax system with a one-time transition tax (the “Toll Charge”) on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings.

Certain activities conducted in the PRC resulted in U.S. corporate income taxes being imposed on Sohu.com Inc. when its subsidiaries that were controlled foreign corporations (“CFCs”) generated income that was subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”). Generally, passive income, such as rents, royalties, interest, dividends, and gains from disposal of the company’s investments, is among the types of income subject to taxation under Subpart F. Any income taxable under Subpart F was taxable in the U.S. at a federal corporate income tax rate of 21%. Subpart F income also included certain income from intra-Group transactions between Sohu.com Inc.’s non-U.S. subsidiaries and VIEs and Changyou’s non-U.S. subsidiaries and VIEs or Sogou’s non-U.S. subsidiaries and VIEs, or where Sohu.com Inc.’s non-U.S. subsidiaries or VIEs made an “investment in U.S. property,” such as holding the stock in, or making a loan to, a U.S. corporation. Under a provision of the U.S. tax code commonly referred to as the CFC look-through rule, Sohu.com Inc. did not have to treat dividends received by its CFC subsidiaries as Subpart F income includible in Sohu.com Inc.’s taxable income in the U.S.

To the extent that portions of Sohu.com Inc.’s U.S. taxable income, such as Subpart F income or global intangible low-taxed income (“GILTI”), had been determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. could claim foreign tax credits to offset its U.S. income tax liabilities. Following the enactment of the U.S. TCJA, if dividends that Sohu.com Inc. received from its subsidiaries after January 1, 2018 were determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. would generally not have been required to pay U.S. corporate income tax on those dividends. Liabilities for U.S. corporate income tax were accrued in the Company’s consolidated statements of comprehensive income and estimated tax payments were made when required by U.S. law.

Treatment of Toll Charge Related to the U.S. TCJA

Beginning in the fourth quarter of 2017, the Sohu Group had recognized a provisional amount of income tax expense for the Toll Charge of $219 million, which represented management’s estimate of the amount of the Toll Charge that would have been payable by Sohu.com Inc. based on the deemed repatriation to the United States of its share of previously deferred earnings of certain of its non-U.S. subsidiaries, offset by a reduction of $4 million in liability for deferred U.S. income tax, as a result of the U.S. TCJA. The Sohu Group included the provisional amount of the Toll Charge of $219 million in its interim financial statements through the quarter ended September 30, 2018, in reliance on Staff Accounting Bulletin No. 118 (“SAB 118”).

For the fourth quarter of 2018, the Sohu Group’s management re-evaluated the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018 the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. In addition, the Sohu Group accrued $2 million in interest on the unrecognized tax benefit.

The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2018, such as final IRS Toll Charge regulations published in February 2019, and any future circumstances such as any guidance issued by the U.S. Department of the Treasury, any U.S. IRS challenge of the Group’s position on the Toll Charge, and management’s further judgment and estimates.

Uncertain Tax Positions

The Sohu Group is subject to various taxes in different jurisdictions, primarily the U.S. and the PRC. Management reviews regularly the adequacy of the provisions for taxes as they relate to the Group’s income and transactions. In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

Net Income /(Loss) per Share

Basic net income /(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income /(loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares comprise shares issuable upon the exercise or settlement of share-based awards using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. The computation of diluted net income /(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income /(loss) per share.

Additionally, for purposes of calculating the numerator of diluted net income /(loss) per share, the net income /(loss) attributable to the Sohu Group is calculated as follows:

Sogou’s net income /(loss) attributable to Sohu

Before Sogou’s IPO

Before Sogou’s IPO, Sogou’s net income /(loss) attributable to Sohu was determined using the percentage that the weighted average number of Sogou shares held by Sohu represented of the weighted average number of the Sogou Pre-IPO Preferred Shares and Pre-IPO Ordinary Shares, shares issuable upon the conversion of convertible preferred shares under the if-converted method, and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and was not determined by allocating Sogou’s net income /(loss) to Sohu using the methodology for the calculation of net income /(loss) attributable to the Sogou noncontrolling shareholders.

After Sogou’s IPO

After Sogou’s IPO, Sogou’s net income /(loss) attributable to Sohu is determined using the percentage that the weighted average number of Sogou shares held by Sohu represents of the weighted average number of Sogou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Sogou, which is used for the calculation of basic net income per share.

In the calculation of Sohu’s diluted net income /(loss) per share, assuming a dilutive effect, the percentage of Sohu’s shareholding in Sogou was calculated by treating convertible preferred shares issued by Sogou as having been converted at the beginning of the period and unvested Sogou share options with the performance targets achieved as well as vested but unexercised Sogou share options as having been exercised during the period. The dilutive effect of share-based awards with a performance requirement was not considered before the performance targets were actually met. Assuming an anti-dilutive effect, all of these Sogou shares and share options are excluded from the calculation of Sohu’s diluted income /(loss) per share. As a result, Sogou’s net income /(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income /(loss) per share.

Changyou’s net income /(loss) attributable to Sohu

Changyou’s net income /(loss) attributable to Sohu is determined using the percentage that the weighted average number of Changyou shares held by Sohu represents of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Changyou, which is used for the calculation of basic net income per share.

In the calculation of Sohu’s diluted net income /(loss) per share, assuming a dilutive effect, all of Changyou’s existing unvested restricted share units and share options, and vested restricted share units and share options that have not yet been settled, are treated as vested and settled by Changyou under the treasury stock method, causing the percentage of the weighted average number of shares held by Sohu in Changyou to decrease. As a result, Changyou’s net income /(loss) attributable to Sohu on a diluted basis decreased accordingly. Assuming an anti-dilutive effect, all of these Changyou restricted share units and share options are excluded from the calculation of Sohu’s diluted net income /(loss) per share. As a result, Changyou’s net income /(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income /(loss) per share.

Fair Value of Financial Instruments

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 - observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - include other inputs that are directly or indirectly observable in the market place.

Level 3 - unobservable inputs which are supported by little or no market activity.

The Sohu Group’s financial instruments consist primarily of cash equivalents, short-term investments, accounts receivable, financing receivables, prepaid and other current assets, long-term investments, restricted time deposits, accounts payable, accrued liabilities, receipts in advance and deferred revenue, short-term bank loans, other short-term liabilities, long-term bank loans and long-term accounts payable.

Cash Equivalents

The Sohu Group’s cash equivalents mainly consist of time deposits with original maturities of three months or less, and highly liquid investments that are readily convertible to known amounts of cash.

Short-term Investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Sohu Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.

Accounts Receivable, Net

The carrying value of accounts receivable is reduced by an allowance that reflects the Sohu Group’s best estimate of the amounts that will not be collected. The Group makes estimations of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing an aging analysis and a customer credit analysis, and analyzing historical bad debt records and current economic trends.

Financing Receivables, Net

Financing receivables consist primarily of small consumer loans to individual borrowers. Such amounts are recorded at the principal amount and interest accrued, net of allowance for credit losses that reflects Sogou’s best estimate of the amounts that will not be collected. Interest on loans is accrued based on the contractual interest rates of the loans when earned. The loan periods granted by Sogou to the borrowers related to the small consumer loans are generally within one year. The allowance for credit losses is determined at a level believed to be reasonable to absorb probable losses inherent in the loan portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis and is estimated on a quarterly basis or more often as necessary based on the delinquency rate, the aging of the amount due and other relevant factors.

Foreign Exchange Forward Contracts

Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and are subsequently measured at fair value.

Restricted Time Deposits

Restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method.

Equity Investments

Investments in entities are recorded as equity investments under long-term investments. For entities over which the Group can exercise significant influence but does not own a majority equity interest or control, the equity method is applied, and the Group adjusts the carrying amount of an investment and recognizes investment income or loss for the Group’s share of the earnings or loss of the investee after the date of investment. For those equity investments accounted for other than under the equity method or those that result in consolidation, the fair value method is applied. However, for equity investments that do not have readily determinable fair values, the Group chooses to account for them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

Long-Lived Assets

Long-lived assets include fixed assets and intangible assets.

Fixed Assets

Fixed assets mainly comprise office buildings, leasehold improvements, building improvements, vehicles, office furniture and computer equipment, and hardware. Fixed assets are recorded at cost less accumulated depreciation with no residual value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Fixed Assets	Estimated Useful Lives (years)
Office buildings	36-47
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets
Vehicles	4-10
Office furniture	5
Computer equipment and hardware	2-5

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of fixed assets is the difference between the net sale proceeds and the carrying amounts of the relevant assets and is recognized in operating expenses in the consolidated statements of comprehensive income.

Intangible Assets

Intangible assets mainly comprise purchased video content, operating rights for licensed games, domain names and trademarks, computer software, and developed technologies. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets other than purchased video content is computed using the straight-line method over their estimated useful lives. Amortization of purchased video content is computed based on the trend in viewership accumulation over the shorter of the applicable license period or two years.

The estimated useful lives of the Group’s intangible assets are listed below:

Intangible Assets	Estimated Useful Lives (years)
Purchased video content	1 month to 2 years
Computer software	1-5
Developed technologies	3-10
Domain names and trademarks	4-30
Operating rights for licensed games	over the contract terms

Sohu Video enters into nonmonetary transactions to exchange online broadcasting rights for purchased video content with other online video broadcasting companies. Under ASC 845, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain the acquired nonmonetary asset, and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if the fair value of the asset received is more reliable than the fair value of the asset surrendered. The Sohu Group records these nonmonetary exchanges at the fair values of the online broadcasting rights for purchased video content and recognize any net gain or loss from such exchange transactions.

Impairment of Long-lived Assets other than Purchased Video Content

In accordance with ASC 360-10-35, the Sohu Group reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of the long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. The estimation of future cash flows requires significant management judgment based on the Group’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Group’s business model is determined by its management.

Impairment of Purchased Video Content

Purchased video content is stated at the lower of cost less accumulated amortization, or net realizable value (“NRV”).

In accordance with ASC 920-350-35, if management’s expectations of the programming usefulness of a program, series, package, or program segment are revised downward, it may be necessary to write down unamortized cost to estimated NRV. A write-down from unamortized cost to a lower estimated NRV establishes a new cost basis. Accordingly, the Group measures the video content’s impairment loss by comparing the content’s carrying value to its NRV. An impairment loss will be recorded if the carrying value of video content is higher than its NRV. The impairment to be recognized is measured by the amount by which the carrying value of video content exceeds its NRV.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Sohu Group’s acquisitions of interests in its subsidiaries and consolidated VIEs. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports in its financial statements provisional amounts for the items for which the accounting is incomplete. If a measurement period adjustment is identified, the Group recognizes the adjustment as part of the acquisition accounting. The Sohu Group increases or decreases the provisional amounts of identifiable assets or liabilities by means of increases or decreases in goodwill for measurement period adjustments.

In accordance with ASC 350, the Group does not amortize goodwill, but tests it for impairment. The Group tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Under ASC 350-20-35, the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value. For reporting units directly applying the quantitative assessment, the Group performs the two-step goodwill impairment test by first quantitatively comparing the fair values of those reporting units to their carrying amounts, including goodwill. After performing the assessment, if the carrying amounts of the reporting units are higher than their fair value, the Group performs the second step of the quantitative goodwill impairment test by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill, and if the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Group estimates fair value using the income approach and the market approach. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates, control premium, comparable companies’ multipliers, and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the Sohu Group’s consolidated balance sheets, includes a cumulative foreign currency translation adjustment, and change in unrealized gains /(losses) on equity securities classified as available-for-sale before the adoption of ASU 2016-01.

Functional Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and intra-Group transactions and arrangements. The functional currency of Sohu.com Limited, and its predecessor Sohu.com Inc., is the U.S. dollar. The functional currency of the Sohu Group’s subsidiaries in the U.S., the Cayman Islands, the British Virgin Islands and Hong Kong is the U.S. dollar. The functional currencies of the Sohu Group’s subsidiaries and VIEs in other countries are the national currencies of those counties, rather than the U.S. dollar.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of comprehensive income.

Financial statements of entities with a functional currency other than the U.S. dollar are translated into U.S. dollars, which is the reporting currency. Assets and liabilities are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the year, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating a foreign currency to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.

Impact of Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers. In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.’’ In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. On January 1, 2018, the Sohu Group adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. The adoption did not have a material impact on retained earnings as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historic accounting under ASC 605. Additional disclosures have been made. Please see the Notes to Consolidated Financial Statements for details.

Financial Instruments (Subtopic 825-10). In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments- Recognition and Measurement of Financial Assets and Financial Liabilities. This new guidance amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance will require a modified retrospective application to all outstanding instruments beginning January 1, 2018, with a cumulative effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively. Additional disclosures have been made. Please see the Notes to Consolidated Financial Statements for details.

Statements of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued ASU No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash. This guidance requires that a statement of cash flows explain the changes during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The standard should be applied to each period presented using a retrospective transition method. The adoption of this standard resulted in restricted cash and restricted time deposits being included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. Please See Note 10.

Other accounting standards adopted beginning January 1, 2018 do not have a significant impact on the Sohu Group’s consolidated financial statements.

Impact of Recently Issued Accounting Pronouncements not Yet Adopted

Leases. On February 25, 2016, the FASB issued ASU No. 2016-02, Leases, which requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU No. 2016-02 requires a lessee to recognize a liability in its balance sheet to make lease payments (a “lease liability”) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest comparative period presented, or at the beginning of the period of adoption. ASU 2016-02 is required to be adopted at the beginning of the first quarter of fiscal year 2019. The Sohu Group expects to record a right-of-use asset of approximately $26.7 million and a lease liability of approximately $24.2 million on ASU 2016-02’s adoption date of January 1, 2019, primarily related to the Sohu Group’s leased office space. The Sohu Group will use a modified retrospective approach and will not restate prior periods. The Sohu Group expects to implement new accounting policies as well as to elect certain practical expedients available to it under ASU 2016-02, including those related to capitalization thresholds and leases with terms of less than 12 months. The Sohu Group’s implementation of the amended lease guidance is subject to the same internal controls over financial reporting that it applies to its consolidated financial statements.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Sohu Group does not expect to adopt ASU 2016-13 early and is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Sohu Group does not expect to adopt ASU 2017-04 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.	SEGMENT INFORMATION

The Sohu Group’s segments are business units that offer different services and are reviewed separately by the CODM, or the decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer. There are three segments in the Group, consisting of the Sohu segment, the Sogou segment, and the Changyou segment.

The following tables present summary information by segment (in thousands):

	Year Ended December 31, 2016
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Revenues (1)	$468,515	$660,408	$525,385	$(3,877)	$1,650,431
Segment cost of revenues	(391,417)	(302,565)	(165,779)	327	(859,434)

Segment gross profit	77,098	357,843	359,606	(3,550)	790,997
SBC (2) in cost of revenues	(164)	(171)	(31)	0	(366)

Gross profit	76,934	357,672	359,575	(3,550)	790,631

Operating expenses:
Product development (3)	(96,815)	(132,749)	(118,738)	4,342	(343,960)
Sales and marketing (1) (3)	(259,800)	(121,303)	(55,971)	4,688	(432,386)
General and administrative (3)	(47,804)	(19,308)	(45,642)	89	(112,665)
SBC (2) in operating expenses	(1,703)	(8,680)	(8,371)	0	(18,754)

Total operating expenses	(406,122)	(282,040)	(228,722)	9,119	(907,765)

Operating profit /(loss)	(329,188)	75,632	130,853	5,569	(117,134)

Other income /(expense) (3)	5,360	(26,027)	15,523	(5,569)	(10,713)
Interest income (4)	8,879	5,198	21,490	(13,068)	22,499
Interest expense (4)	(10,103)	0	(4,321)	13,068	(1,356)
Exchange difference	2,349	5,346	5,108	0	12,803

Income /(loss) before income tax benefit /(expense)	(322,703)	60,149	168,653	0	(93,901)

Income tax benefit /(expense)	538	(27)	(21,583)	0	(21,072)

Net income /(loss)	$(322,165)	$60,122	$147,070	$0	$(114,973)

Note (1):	The elimination mainly consists of revenues and expenses generated from marketing services among the Sohu, Sogou and Changyou segments.

Note (2):	“SBC” stands for share-based compensation expense.

Note (3):	The elimination mainly consists of leasing income and expenses generated from a building that Sohu leases to Sogou.

Note (4):	The elimination represents interest income/ (expense) resulting from intra-Group loans between the Sohu segment and the Changyou segment.

	Year Ended December 31, 2017
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Revenues (1)	$374,696	$908,357	$580,261	$(2,352)	$1,860,962
Segment cost of revenues	(414,526)	(456,861)	(163,713)	132	(1,034,968)

Segment gross profit	(39,830)	451,496	416,548	(2,220)	825,994
SBC (2) in cost of revenues	415	(540)	(73)	0	(198)

Gross profit	(39,415)	450,956	416,475	(2,220)	825,796

Operating expenses:
Product development (3)	(113,590)	(156,359)	(124,869)	6,192	(388,626)
Sales and marketing (1) (3)	(199,304)	(152,121)	(59,705)	4,000	(407,130)
General and administrative (3)	(44,563)	(25,407)	(37,218)	130	(107,058)

Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	0	0	(86,882)	0	(86,882)
SBC (2) in operating expenses	(765)	(27,193)	(17,320)	0	(45,278)

Total operating expenses	(358,222)	(361,080)	(325,994)	10,322	(1,034,974)

Operating profit /(loss)	(397,637)	89,876	90,481	8,102	(209,178)

Other income /(expense) (3)	4,694	692	9,374	(8,102)	6,658
Interest income (4)	7,344	9,126	32,319	(24,651)	24,138
Interest expense (4)	(24,367)	0	(4,372)	24,651	(4,088)
Exchange difference	(2,107)	(7,082)	(5,196)	0	(14,385)

Income /(loss) before income tax expense	(412,073)	92,612	122,606	0	(196,855)

Income tax expense	(217,959)	(14,422)	(40,767)	0	(273,148)

Net income /(loss)	$(630,032)	$78,190	$81,839	$0	$(470,003)

Note (1):	The elimination mainly consists of revenues and expenses generated from marketing services among the Sohu, Sogou, and Changyou segments.

Note (2):	“SBC” stands for share-based compensation expense.

Note (3):	The elimination mainly consists of leasing income and expenses generated from a building that Sohu leases to Sogou.

Note (4):	The elimination represents interest income/ (expense) resulting from intra-Group loans between the Sohu segment and the Changyou segment.

	Year Ended December 31, 2018
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Revenues (1)	$274,670	$1,124,158	$485,763	$(1,562)	$1,883,029
Segment cost of revenues	(218,184)	(692,801)	(160,859)	54	(1,071,790)

Segment gross profit	56,486	431,357	324,904	(1,508)	811,239
SBC (2) in cost of revenues	707	(669)	31	0	69

Gross profit	57,193	430,688	324,935	(1,508)	811,308

Operating expenses:
Product development (3)	(123,743)	(191,426)	(126,593)	6,733	(435,029)
Sales and marketing (1) (3)	(203,307)	(144,867)	(54,800)	2,800	(400,174)
General and administrative (3)	(48,664)	(36,177)	(33,622)	367	(118,096)
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	0	0	(16,369)	0	(16,369)
SBC (2) in operating expenses	4,940	(13,535)	6,430	0	(2,165)

Total operating expenses	(370,774)	(386,005)	(224,954)	9,900	(971,833)

Operating profit /(loss)	(313,581)	44,683	99,981	8,392	(160,525)

Other income /(expense) (3)	345,416	41,489	22,879	(345,617)	64,167
Interest income (4)	14,001	8,037	34,409	(32,368)	24,079
Interest expense (4)	(39,709)	0	(10,197)	32,368	(17,538)
Exchange difference	1,981	5,725	1,320	0	9,026

Income /(loss) before income tax expense	8,108	99,934	148,392	(337,225)	(80,791)

Income tax benefit /(expense)	79,052	(1,153)	(64,467)	0	13,432

Net income /(loss)	$87,160	$98,781	$83,925	$(337,225)	$(67,359)

Note (1):	The elimination mainly consists of revenues and expenses generated from marketing services among the Sohu, Sogou, and Changyou segments.

Note (2):	“SBC” stands for share-based compensation expense.

Note (3):	The elimination mainly consists of the distribution by Changyou of a dividend to Sohu in 2018 and leasing income and expenses generated from a building that Sohu leases to Sogou.

Note (4):	The elimination represents interest income /(expense) resulting from intra-Group loans between the Sohu segment and the Changyou segment.

	As of December 31, 2017
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$98,750	$694,207	$571,139	$0	$1,364,096
Accounts receivable, net	86,801	72,117	91,636	(86)	250,468
Fixed assets, net	200,561	139,209	189,947	0	529,717
Total assets (1)	$1,124,759	$1,321,036	$1,922,023	$(978,579)	$3,389,239

Note (1):	The elimination for segment assets mainly consists of elimination of intra-Group loans between Sohu and Changyou, and elimination of long-term investments in subsidiaries and consolidated VIEs.

	As of December 31, 2018
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$180,004	$185,175	$454,534	$0	$819,713
Account and financing receivables, net	78,383	145,401	57,389	0	281,173
Fixed assets, net	186,758	147,495	170,745	0	504,998
Total assets (1)	$1,319,490	$1,462,844	$1,965,484	$(1,449,309)	$3,298,509

Note (1):	The elimination for segment assets mainly consists of elimination of intra-Group loans between Sohu and Changyou, and elimination of long-term investments in subsidiaries and consolidated VIEs.

4.	SHARE-BASED COMPENSATION EXPENSE

Sohu (excluding Sohu Video), Sogou, Changyou, and Sohu Video have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2016, 2017 and 2018 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2016	2017	2018
Cost of revenues	$366	$198	$(69)
Product development expenses	9,184	23,547	6,131
Sales and marketing expenses	2,394	5,915	405
General and administrative expenses	7,176	15,817	(4,372)

	$19,120	$45,477	$2,095

Share-based compensation expense was recognized for share awards of Sohu (excluding Sohu Video), Sogou, Changyou and Sohu Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2016	2017	2018
For Sohu (excluding Sohu Video) share-based awards	$2,761	$652	$(5,100)
For Sogou share-based awards (1)	8,802	27,729	14,204
For Changyou share-based awards	8,402	17,394	(6,461)
For Sohu Video share-based awards	(845)	(298)	(548)

	$19,120	$45,477	$2,095

The negative amounts in the tables above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date.

Note (1):

Compensation expense for Sogou share-based awards also includes compensation expense for Tencent restricted share units that Tencent had granted to employees who transferred to Sogou with the Soso search and search-related businesses.

There was no capitalized share-based compensation expense for the years ended December 31, 2018, 2017 and 2016.

5.	ADVERTISING AND PROMOTIONAL EXPENSES, INCLUDED IN SALES AND MARKETING EXPENSES

Advertising and promotional expenses are included in sales and marketing expenses, and generally represent the expenses of promotions to create or stimulate a positive image of the Sohu Group or a desire to subscribe for the Group’s products and services. Advertising expenses are expensed as incurred. For the years ended December 31, 2018, 2017 and 2016, advertising and promotional expenses recognized in the consolidated statements of comprehensive income were $239.0 million, $249.7 million and $270.2 million, respectively.

6.	OTHER INCOME /(EXPENSE), NET

The following table summarizes the Sohu Group’s other income /(expense) (in thousands):

	Year Ended December 31,
	2016	2017	2018
Gain from the changes in fair value of financial instruments (1)	13,133	6,665	40,054
Investment income /(expense) (2)	(1,908)	(2,051)	14,565
Government grant	2,112	2,166	5,460
Donations (3)	(27,982)	(218)	(70)
Write-off of unpaid long-term accounts payable	0	2,031	0
Impairment loss on available-for-sale equity securities (4)	0	(5,754)	0
Others	3,932	3,819	4,158

	$(10,713)	$6,658	$64,167

Note (1): The increase for 2018 compared to 2017 mainly consisted of $33.4 million in income earned from investments in financial instruments.

Note (2): The increase for 2018 compared to 2017 mainly consisted of $17.8 million in investment income recognized in the third quarter of 2018 by Sogou due to the observable change in the price of Zhihu Technology Limited (“Zhihu”) after the adoption of ASU 2016-01, offset by a $3.6 million investment loss representing a change in the fair value of Hylink Digital Solution Co., Ltd (“Hylink”).

Note (3): In the second quarter of 2016, the Sohu Group recognized a one-time expense of $27.8 million that was related to a donation by Sogou to Tsinghua University related to setting up a joint research institute focusing on artificial intelligence technology.

Note (4): Before the adoption of ASU 2016-01, the Group recognized an other than temporary impairment loss of $5.8 million in the third quarter of 2017 that was related to Keyeast Co., Ltd. (“Keyeast”), an investment measured as available-for-sale equity securities. The Sohu Group reported the investment at fair value using a market approach based on Keyeast’s stock price on the South Korean stock market. The fair value was continually below its original cost for a twelve-month period ended July 31, 2017. Management considered the decline in the fair value to be other-than-temporary.

7.	BALANCE SHEET COMPONENTS (IN THOUSANDS)

	As of December 31,
	2017	2018
Account and financing receivables, net
Accounts receivable	$256,131	251,853
Financing receivables	0	46,238
Allowance for doubtful accounts and credit losses	(5,663)	(16,918)

	$250,468	281,173

The following table presents the movement of allowances for doubtful accounts and credit losses for the years of 2016, 2017 and 2018:

	Balance at the beginning of year	Additional provision for bad debt, net of recoveries	Write-offs	Exchange difference	Balance at the end of year
2016	3,976	7,109	(5,992)	(252)	4,841
2017	4,841	9,076	(8,634)	380	5,663
2018	5,663	15,659	(3,848)	(556)	16,918

	As of December 31,
	2017	2018
Prepaid and other current assets
Matching loan due from a related party (See Note 8)	$32,005	$31,607
Prepaid content and license	35,442	30,033
Prepaid taxes	35,551	30,524
Receivables from third party payment service providers	367	14,012
Prepaid cost of revenue	14,782	13,794
Inventory	4,730	12,726
Prepaid rental deposit	9,314	9,287
Receivables from third party payment platforms	3,350	8,844
Interest receivable from short term investments	2,515	3,645
Prepaid office rent and facilities expenses	3,265	3,025
Employee advances	4,109	2,275
Prepaid advertising and promotion fees	3,371	230
Loans to third parties	28,544	0
Due from 7Road	5,344	0
Others	9,986	8,303

	$192,675	$168,305

Prepaid non-current assets
Prepaid PRC income tax for the sale of assets associated with 17173.com by Sohu to Changyou	$4,020	$2,870
Others	191	237

	$4,211	$3,107

Other short-term liabilities
Contract deposits from advertisers	$29,078	$40,073
Matching loans due to a related party (See Note 8)	31,192	32,719
Deposits related to Focus	29,889	21,648
Donation payable	7,652	0
Consideration payable for equity investment	6,427	5,960
Depository payable reimbursement	0	4,985
Early exercise of Sogou share options for trust arrangements	4,503	2,702
Accrued liabilities to suppliers	6,725	3,288
Government grant	765	0
Foreign exchange forward contracts	715	0
Others	19,354	12,710

	$136,300	$124,085

Receipts in advance and deferred revenue
Receipts in advance relating to:
brand advertising business	$12,858	$10,069
search and search-related business	66,223	65,465
online game business	18,498	19,014
others business	5,327	3,602

Total receipts in advance	102,906	98,150
Deferred revenue	24,852	26,632

	$127,758	$124,782

8.	RELATED PARTY TRANSACTIONS

Under an agreement between Sohu and Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”) entered into in August 2014, Sohu invested $4.8 million and $16.1 million, respectively, in Fox Financial in August 2014 and April 2015. In February 2016, Sohu invested an additional $10.5 million in Fox Financial, see Note 10 - Fair Value Measurements - Financial Instruments Measured at Fair Value - Equity Investments.

Changyou’s Loan Arrangements with Fox Financial

Commencing in April 2015, certain subsidiaries of Changyou and certain subsidiaries of Fox Financial entered into a series of loan agreements pursuant to which the subsidiaries of Changyou are entitled to draw down HK dollar-denominated or U.S. dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries are entitled to draw down equivalent RMB-denominated loans from the subsidiaries of Changyou, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest which approximates the current market interest rate.

As of December 31, 2017, Changyou had U.S. dollar-denominated loans payable to Fox Financial in a total amount of approximately $29.8 million, and RMB-denominated loans receivable from Fox Financial in a total amount of approximately $29.8 million. For the year of 2017, Changyou incurred interest expense of $0.7 million and earned interest income of $1.2 million. As of December 31, 2017, total interest expense payable to Fox Financial amounted to $1.4 million, which was recorded in other short-term liabilities; and total interest income receivable from Fox Financial was $2.2 million, which was recorded in prepaid and other current assets.

In December 2018, Changyou entered into a supplemental agreement with Fox Financial pursuant to which all accrued and unpaid interest on the loans as of December 31, 2018 was added to the principal of the corresponding loans. As of December 31, 2018, Changyou had U.S. dollar-denominated loans payable to Fox Financial in a total amount of approximately $32.7 million, and RMB-denominated loans receivable from Fox Financial in a total amount of approximately $31.6 million. For the year ended December 31, 2018, Changyou incurred interest expense of $0.5 million in connection with the loans payable and earned interest income of $1.1 million in connection with the loans receivable.

9.	INTRA-GROUP LOAN AND SHARE PLEDGE AGREEMENT

On October 24, 2016, Sohu Media, a subsidiary of the Company, entered into a loan agreement (the “Loan Agreement”) with AmazGame, a subsidiary of Changyou, pursuant to which Sohu Media may borrow from time to time from AmazGame up to RMB1.0 billion (or approximately $145.7 million). Principal amounts outstanding under the Loan Agreement bear interest at an annual rate of 6%. The outstanding principal of each advance will be due one year from the date of the advance, subject to extension for an additional year with the consent of AmazGame.

In December 2016, March 2017 and April 2017, Sohu Media received RMB500.0 million (or approximately $72.9 million), RMB200.0 million (or $29.1 million) and RMB300.0 million (or $43.7 million), respectively, from AmazGame. As of December 31, 2017, the total outstanding balance of the loan was RMB1.0 billion (or $153.0 million). In January 2018, Sohu Media entered into a supplementary agreement with AmazGame and Video Tianjin, a subsidiary of the Company, pursuant to which Sohu Media assigned and transferred the entire principal amount outstanding and all the related rights and obligations under the Loan Agreement to Video Tianjin. In December 2018, Video Tianjin and AmazGame entered into an agreement extending the due date of each advance for an additional year. As of December 31, 2018, the total outstanding balance of the loan was RMB1.0 billion (or $145.7 million). The intra-Group loan has been eliminated upon consolidation.

On October 24, 2016, Sohu.com (Game) Limited (“Sohu Game”), a Cayman Islands company that is an indirect subsidiary of Sohu and is the direct parent of Changyou, and Changyou entered into a share pledge agreement (the “Share Pledge Agreement”) pursuant to which Sohu Game pledged to Changyou Class B ordinary shares of Changyou held by Sohu Game. The number of Changyou Class B ordinary shares pledged by Sohu Game to Changyou is subject to upward adjustment from time to time while amounts are outstanding under the Loan Agreement if the price of Changyou’s ADSs on the NASDAQ Global Select Market drops for at least 10 consecutive trading days by an amount of 20% or more from such price as of the date of the Share Pledge Agreement, and is subject to further upward adjustment in the event of any additional incremental drops of 20% or more in the price of Changyou’s ADSs during 10 consecutive trading days. The share pledge agreement gives Changyou the right to apply the outstanding principal and accrued interest on the loan to the repurchase of Changyou Class B ordinary shares from Sohu Game in the event that such principal and interest under the Loan Agreement are not paid when due. As of December 31, 2018, the number of Class B ordinary shares pledged by Sohu Game to Changyou was 21,847,751.

10.	FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

The Sohu Group’s financial instruments consist primarily of cash equivalents, short-term investments, accounts receivable, prepaid and other current assets, long-term investments, restricted time deposits, accounts payable, accrued liabilities, receipts in advance and deferred revenue, short-term bank loans, other short-term liabilities, long-term accounts payable and long-term bank loans.

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 - observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - include other inputs that are directly or indirectly observable in the market place.

Level 3 - unobservable inputs which are supported by little or no market activity.

Financial Instruments Measured at Fair Value

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2017 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$1,136,892	$0	$1,136,892	$0
Short-term investments	818,934	0	818,934	0
Equity investments with readily determinable fair values	21,307	21,307	0	0
Foreign exchange forward contracts recognized in other short-term liabilities	715	0	715	0

The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2018 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$595,702	$0	$595,702	$0
Short-term investments	1,041,395	0	1,041,395	0
Restricted time deposits	244,179	0	244,179	0
Equity investments with readily determinable fair values	6,790	6,790	0	0

Cash Equivalents

The Sohu Group’s cash equivalents mainly consist of time deposits with original maturities of three months or less, notice deposits, and highly liquid investments that are readily convertible to known amounts of cash. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally, there are no quoted prices in active markets for identical cash equivalents at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Short-term Investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Sohu Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as other income /(expense). To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

As of December 31, 2018 and December 31, 2017, the Sohu Group’s investment in these financial instruments was $1.0 billion and $818.9 million, respectively. The investment instruments were issued by commercial banks in China, and have a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the year ended December 31, 2018 and 2017, the Sohu Group recorded a gain from changes in the fair value of short-term investments in the amounts of $40.3 million and $13.9 million in the consolidated statements of comprehensive income, respectively.

Foreign Exchange Forward Contracts

In September 2016 and January 2017, Changyou entered into foreign exchange forward contracts with banks in aggregate notional amounts of $100 million and $50 million, respectively. Changyou entered into such foreign exchange forward contracts in compliance with its risk management policy for the purpose of eliminating the negative impact on earnings and equity resulting from fluctuations in the exchange rate between the U.S. dollar and the RMB. The instruments are marked-to-market at each period-end with the associated changes in fair value recognized in the line item “Other income /(expense), net” in the consolidated statements of comprehensive income and “Other short-term liabilities” or “Prepaid and other current assets” in the consolidated balance sheets. The net cash inflow and outflow related to the settlement of the forward contracts are recorded in the line item “Other investing activities” under “Cash flows from investing activities” in the consolidated statements of cash flows.

In January 2018, Changyou settled the remaining foreign exchange forward contracts with a realized loss of $0.2 million recognized in the consolidated statements of comprehensive income for the year ended December 31, 2018. For the year ended December 31, 2017, the Sohu Group recorded an unrealized loss of $7.2 million, resulting from changes in the fair values of forward contracts in the consolidated statements of comprehensive income. For the years ended December 31, 2018 and 2017, the Sohu Group recorded cash outflows related to the forward contracts of $0.9 million and $3.5 million, respectively, in the consolidated statements of cash flows. As of December 31, 2018, the carrying value of the foreign exchange forward contracts recognized in other short-term liabilities was nil.

The Group estimated the fair values of foreign exchange forward contracts using the Black-Scholes model. The fair values of the forward contracts were estimated based on quoted forward exchange prices at the reporting date. The Group classifies the fair value measurement of the forward contracts based on such inputs as Level 2 of fair value measurements.

Restricted Time Deposits

Restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method. The

Sohu Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Changyou Loans from Offshore Banks, Secured by Time Deposits

In 2018, Changyou drew down loans from the Hong Kong branches of PRC banks, which were secured by an equivalent or greater amount of RMB deposits by Changyou in the PRC branches of the banks. The loans from the Hong Kong branches of the lending banks were classified as short-term or long-term bank loans based on the loans’ payment terms. For the year ended December 31, 2018, interest income from the restricted time deposits securing the loans was $1.7 million, and expense for interest on the loans was $1.4 million.

Equity Investments

ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance will require modified retrospective application to all outstanding instruments beginning January 1, 2018, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively.

The following table illustrates the effect of the adoption of ASU 2016-01 by presenting a comparison of selected line items from the Group’s consolidated statement of comprehensive income for the year ended December 31, 2018, as actually reported and as they would have been reported under standards previously in effect (in thousands, except per share data):

	As reported	Without adoption of ASU 2016-01	Effect of change Higher/(Lower)
Operating loss	$(160,525)	(160,525)	0
Other income, net	64,167	49,828	14,339
Income tax benefit	(13,432)	(12,542)	(890)
Net loss	(67,359)	(82,588)	15,229
Foreign currency translation adjustments	(37,339)	(37,339)	0
Change in unrealized gain for equity securities with readily determinable fair values	0	(2,743)	2,743
Other comprehensive loss	(37,339)	(40,082)	2,743
Comprehensive loss	(104,698)	(122,670)	17,972
Basic net loss per share attributable to Sohu.com Limited	(4.11)	(4.19)	0.08
Diluted net loss per share attributable to Sohu.com Limited	(4.13)	(4.21)	0.08

The following table illustrates the effect of the adoption of ASU 2016-01 by presenting a comparison of selected line items from the Group’s consolidated balance sheet as of December 31, 2018, as actually reported and as they would have been reported under standards previously in effect (in thousands, except per share data):

	As reported	Without adoption of ASU 2016-01	Effect of change Higher/(Lower)
Long term investments, net	$108,356	90,357	17,999
Deferred tax liabilities	85,264	85,237	27
Accumulated other comprehensive income	24,719	29,477	(4,758)
Accumulated deficit	(394,801)	(399,546)	4,745

The adoption of ASU 2016-01 did not change the Group’s consolidated statement of cash flows for the year ended December 31, 2018.

Equity Investments Accounted for Using the Equity Method

Investment in Fox Financial

Under an agreement between Sohu and Fox Financial entered into in August 2014, Sohu invested $4.8 million and $16.1 million in Fox Financial on August 2014 and April 2015, respectively. In February 2016, Sohu invested an additional $10.5 million in Fox Financial. Sohu accounted for its investments in Fox Financial under long-term investments. These investments include both preferred shares and ordinary shares. Sohu elected to account for its investment in Fox Financial’s preferred shares at cost less impairments, adjusted by observable price changes, since they were not considered to be ordinary shares in substance and had no readily determinable fair value. There was not any observable price change in Sohu’s investment in Fox Financial in the year ended December 31, 2018. Sohu accounted for its investment in Fox Financial’s ordinary shares under the equity method, since Sohu can exercise significant influence through its board seat in Fox Financial, but does not own a majority of Fox Financial’s equity capital or control Fox Financial.

In March 2017, Fox Financial issued additional ordinary shares to new investors, while shares held by Sohu remained unchanged. As a result, Sohu’s percentage of ordinary shares held was diluted from 7% to 6%. The Group recognized dilution gain of $0.7 million in other income for the three months ended March 31, 2017. As of December 31, 2018, the carrying value of Sohu’s investment in Fox Financial was $23.8 million.

Equity Investments with Readily Determinable Fair Values

Effective as of January 1, 2018, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. There will no longer be an available-for-sale classification (changes in fair value previously reported in other comprehensive income) for equity securities with readily determinable fair values.

Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

Investment in Keyeast

On August 12, 2014, Sohu acquired approximately 6% of the total outstanding common shares of Keyeast, a Korean-listed company, for a purchase price of $15.1 million. The Sohu Group classified this investment as equity investments with readily determinable fair values under long-term investments, and reported it at fair value using a market approach based on Keyeast’s stock price on the South Korean stock market. The fair value of this investment was continually below its original cost for a twelve-month period ended July 31, 2017. Management considered the decline in the fair value to be other-than-temporary, and the Sohu Group recognized an impairment loss of $5.8 million in other income /(expense) in the Sohu Group’s consolidated statements in the third quarter of 2017. Starting from January 1, 2018, Sohu applied ASU 2016-01 by means of a reclassification of $0.9 million from other comprehensive income to accumulated deficit in relation to the fair value change of investment in Keyeast previously reported in other comprehensive income. In the first quarter of 2018, Sohu disposed of all of its shares in Keyeast for $11.2 million, and recognized a disposal gain of $1.0 million in other income /(expense) in the Sohu Group’s consolidated financial statements.

Investment in Hylink Digital Solution Co., Ltd (“Hylink”)

On May 5, 2011, Sohu acquired 2% of the equity interests of Hylink for a purchase price of $2.3 million (RMB15 million). Given that Sohu neither controls nor has significant influence over Hylink, and the equity interest of Hylink did not have a readily determinable fair value, Sohu previously accounted for this investment using the cost method. On August 2, 2017, Hylink completed its IPO on the Shanghai Stock Exchange. Upon the completion of Hylink’s IPO, Sohu’s interest in Hylink was diluted to 1.5% of Hylink’s total ordinary shares then outstanding. The Sohu Group reclassified this investment as an equity investment with a readily determinable fair value and measured its fair value based on Hylink’s stock price on the Shanghai Stock Exchange. Beginning January 1, 2018, Sohu applied ASU2016-01 by means of a reclassification of $6.6 million (RMB43.2 million) from other comprehensive income to accumulated deficit in relation to the change in the fair value of the investment in Hylink previously reported in other comprehensive income. As of December 31, 2018, the fair value of the Hylink equity securities held by Sohu was $6.8 million (RMB46.6 million) and Sohu recognized an unrealized loss representing a change in fair value of $3.9 million (RMB26.0 million) for the year ended December 31, 2018 in other income /(expense) in the Sohu Group’s consolidated financial statements.

Equity Investments without Readily Determinable Fair Values

Based on ASU 2016-01, an entity will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes. Entities that elect this measurement alternative will report changes in the carrying value of the equity investments in current earnings.

If this measurement alternative is elected, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known. When observable price changes were identified, the Group used the back-solve method to re-measure the fair value of the investments and to determine the amount that should be recorded as upward or downward adjustments. The back-solve method requires considering the rights and preferences of each classes of equity and solving for the total equity value that is consistent with a recent transaction of the subject company’s securities. This method requires making assumptions on future outcomes available to the subject company, the probability of each scenario, expected time to liquidity events, volatility and risk-free rate. The Group classifies these non-recurring fair value measurement as Level 3 of fair value measurement.

Long-term Investment in Zhihu

As of December 31, 2018, Sogou had invested a cumulative total of $18.9 million in Zhihu, which is a company that engages primarily in the business of operating an online question and answer-based knowledge and information-sharing platform. Sogou elected to account for the investment in Zhihu at cost less impairments, adjusted by observable price changes, since Sogou does not have significant influence over Zhihu and its investment in Zhihu is without readily determinable fair value. In the third quarter of 2018, Sogou recognized $17.8 million in investment income with respect to the observable change in the price of Zhihu.

Long-term Investment in Hainan Yun Jiang Technology Co., Ltd. (“Hainan Yun Jiang”)

In March 2018, Sogou invested $12.7 million (or RMB80 million) in Hainan Yun Jiang, a high-tech enterprise that engages primarily in the business of operating on-line and off-line education with artificial intelligence as its core. Sogou elected to account for the investment in Hainan Yun Jiang at cost less impairments, adjusted by observable price changes, since Sogou does not have significant influence over Hainan Yun Jiang and its investment in Hainan Yun Jiang is without readily determinable fair value. There was no observable price change for the year ended December 31, 2018.

Short-term Receivables and Payables

Accounts receivable and prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Short-term accounts payable, accrued liabilities, receipts in advance and deferred revenue, short-term bank loans and other short-term liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature. For short-term receivables and payables, the Group estimated fair values using the discounted cash flow method. The Group classifies the valuation technique as Level 2 of fair value measurements.

Short-term Bank Loans

For short-term bank loans, the rates of interest under the agreements with the lending banks were determined based on the prevailing interest rates in the market. The Sohu Group estimated fair values using the discounted cash flow method and classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

-	Factoring contract with recourse with HongKong and Shanghai Banking Corporation Limited (“HSBC”)

In May 2017, Sohu entered into a factoring contract with recourse with HSBC, pursuant to which Sohu may borrow from HSBC from time to time up to a combined aggregate of RMB180.0 million (or $26.2 million), which is the upper limit reviewed by HSBC at least annually. The loan is secured by up to RMB198.0 million (or $28.8 million) of Sohu’s accounts receivable and guaranteed by Sohu Media. Interest accrues on the principal amounts of the loans outstanding at an annual rate agreed to by HSBC and Sohu upon drawdown. As of both December 31, 2018 and December 31, 2017, the total outstanding balance of the loan was nil.

-	Credit agreements with Ping An Bank Co., Ltd. (“Ping An Bank”)

In May 2017, Sohu entered into credit agreements with Ping An Bank pursuant to which Sohu was entitled to borrow from Ping An Bank from time to time until May 18, 2020 up to a combined aggregate of RMB2.50 billion (or $364.3 million). The loan was initially secured by pledges of Sohu’s two buildings and guaranteed by Sohu.com (Game) Limited (“Sohu Game”). The initial interest rate for the loans was an annual rate equal to 115% of the rate published by the PBOC. In July 2017, Sohu entered into an amendment of its loan arrangements with Ping An Bank pursuant to which interest on outstanding principal amounts accrued at a rate designated separately upon each drawdown based on the benchmark loan rate published by the PBOC with reference to then prevailing market interest rates. In July 2017, Sohu drew down from Ping An Bank pursuant to the loan arrangements a loan with a term of 12 months in the amount of RMB400.0 million (or approximately $58.3 million) and an interest rate of 6.525% per annum, which was 150% of the rate published by the PBOC as of the date of the drawdown. In September 2017, Sohu entered into another amendment of its loan arrangements with Ping An Bank pursuant to which the maximum amount that Sohu was entitled to borrow was reduced from RMB2.50 billion (or $364.3 million) to RMB600 million (or $87.4 million), and one of Sohu’s buildings, which serves as Sohu’s corporate headquarters, was released from the pledge. In April 2018, Sohu repaid all of the outstanding balance under the loan arrangements with Ping An Bank and the other building of Sohu was released from the pledge. As of December 31, 2018 and December 31, 2017, the total outstanding balance of the loan was nil and RMB400 million (or $58.3 million), respectively.

-	Credit agreements with Industrial and Commercial Bank of China Limited (“ICBC”)

In September 2017, Sohu entered into credit agreements with ICBC pursuant to which Sohu was entitled to borrow from ICBC from time to time until March 31, 2018 up to a combined aggregate of RMB800 million (or $116.6 million). The loan is secured by the pledge of Sohu’s building which serves as Sohu’s corporate headquarters in Beijing. Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the Loan Prime Rate (“LPR”) published by the National Interbank Funding Center, plus 1.2%. The outstanding principal amount of the loan will be payable in four equal installments, with the first installment payable 18 months after the drawdown and the other three installments payable semi-annually at the end of each of the three successive six-month periods after the first installment payment.

As of December 31, 2018 and December 31, 2017, the total outstanding balance of the loan was RMB800 million (or $116.6 million) and RMB800 million (or $116.6 million), respectively. As of December 31, 2018, RMB400 million (or $58.3 million) was classified as a short-term bank loan and RMB400 million (or $58.3 million) was classified as a long-term bank loan based on the loan’s repayment terms.

-	Credit agreements with the China Merchants Bank Co., Ltd. (“CMB”)

In April 2018, Sohu entered into credit agreements with CMB pursuant to which Sohu was entitled to borrow from CMB from time to time until March 22, 2021 up to an aggregate of RMB700 million (or approximately $102.0 million)(the “CMB Loan”).

In April, 2018, Sohu made an initial drawdown under the CMB Loan with a term of 12 months in the amount of RMB400 million (or $58.3 million) (the “First Drawdown”). The proceeds of the First Drawdown were used to repay in full the outstanding balance and all accrued and unpaid interest under credit agreements between Sohu and Ping An Bank. The CMB Loan was secured by a pledge of Sohu’s building, which was released from the pleage after Ping An Bank received such repayment. Interest accrued on the outstanding principal balance at a rate of 6% per year. The outstanding principal amount of the First Drawdown is due in April, 2019.

In June, 2018, Sohu made a drawdown under the CMB Loan with a term of 24 months in the amount of RMB300 million (or approximately $43.7 million) (the “Subsequent Drawdown”). Interest accrued on the outstanding principal balance at a rate of 6% per year. The outstanding principal amount of the Subsequent Drawdown is payable in four installments, with the first installment of RMB45 million (or $6.7 million) having been paid in December 2018, and the other three installments payable semi-annually at the end of each of the three successive six-month periods after the first installment payment.

As of December 31, 2018, the total outstanding balance of the CMB loan was RMB655 million (or $95.4 million). As of December 31, 2018, RMB490 million (or $71.4 million) was classified as short-term bank loans and RMB165 million (or $24.1 million) was classified as long-term bank loans based on the loans’ repayment terms.

Long-term Payables

Long-term payables mainly consists of long-term accounts payable, long-term bank loans, long-term tax liabilities and deferred tax liabilities (see Note 14).

Long-term accounts payable are financial liabilities with carrying values that approximate fair value due to any changes in fair value, after considering the discount rate, being immaterial. For long-term accounts payable, the Group estimated fair values using the discounted cash flow method, which is unobservable in the market. The Sohu Group classifies the valuation technique as Level 2 of fair value measurements.

Assets Measured at Fair Value on a Nonrecurring Basis

The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2017 and 2018 (in thousands)

		Fair value measurements at reporting date using
Items	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$10,192	$0	$0	$10,192
Intangible assets, net	23,060	0	0	23,060
Goodwill	71,565	0	0	71,565

		Fair value measurements at reporting date using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$5,504	$0	$0	$5,504
Intangible assets, net	24,118	0	0	24,118
Goodwill	53,263	0	0	53,263

Purchased Video Content Recorded in Prepaid and Other Assets

The impairment losses recognized in prepaid and other assets were mainly due to impairment losses for Sohu Video’s purchased video content. See Note 13 - Intangible Assets, Net.

Intangible Assets

Intangible assets mainly comprise purchased video content, operating rights for licensed games, domain names and trademarks, computer software, and developed technologies. The impairment losses recognized for intangible assets were mainly due to impairment losses for Sohu Video’s purchased video content. See Note 13 - Intangible Assets, Net.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIEs. The impairment losses recognized for goodwill were mainly due to the 17173.com Website. See Note 12 - Goodwill.

11.	FIXED ASSETS

The following table summarizes the Sohu Group’s fixed assets (in thousands):

	As of December 31,
	2017	2018
Office buildings	$391,490	$372,723
Computer equipment and hardware	388,693	418,624
Leasehold and building improvements	45,849	49,164
Office furniture	9,879	8,878
Vehicles	4,029	3,915

Fixed assets, gross	839,940	853,304
Accumulated depreciation	(310,223)	(348,306)

Fixed assets, net	$529,717	$504,998

For the years ended December 31, 2018, 2017 and 2016, depreciation expenses for fixed assets were $93.0 million, $83.1 million and $73.4 million, respectively.

12.	GOODWILL

Changes in the carrying value of goodwill by segment are as follows (in thousands):

	Sohu	Sogou	Changyou	Total
Balance as of December 31, 2016
Goodwill	72,011	5,565	96,949	174,525
Accumulated impairment losses	(35,788)	0	(70,447)	(106,235)

	$36,223	$5,565	$26,502	$68,290

Transactions in 2017
Goodwill associated with MoboTap reclassified from assets held for sale to assets held for use	0	0	83,470	83,470
Goodwill impairment recognized for MoboTap	0	0	(83,470)	(83,470)
Goodwill associated with an acquisition	1,000	0	0	1,000
Foreign currency translation adjustment	930	343	1,002	2,275

Balance as of December 31, 2017	$38,153	$5,908	$27,504	$71,565

Balance as of December 31, 2017
Goodwill	73,941	5,908	181,421	261,270
Accumulated impairment losses	(35,788)	0	(153,917)	(189,705)

	$38,153	$5,908	$27,504	$71,565

Transactions in 2018
Foreign currency translation adjustment	(772)	(283)	(878)	(1,933)
Impairment losses	0	0	(16,369)	(16,369)

Balance as of December 31, 2018	$37,381	$5,625	$10,257	$53,263

Balance as of December 31, 2018
Goodwill	69,627	5,625	180,543	255,795
Accumulated impairment losses	(32,246)	0	(170,286)	(202,532)

	$37,381	5,625	$10,257	$53,263

There was one reporting unit under the Sohu segment and one reporting unit under the Sogou segment. The reporting units under the Changyou segment consisted of the Changyou online game business, the 17173.com Website, RaidCall, and the cinema advertising business.

In the fourth quarter of 2018, the Sohu Group tested goodwill for impairment at the reporting unit level. The Group performed impairment tests using the qualitative and quantitative methods. For the Sohu and Sogou segments, impairment tests were conducted by quantitatively comparing the fair values of the reporting units to their carrying amounts. The Sohu and Sogou segments estimated the fair values by weighting the results from the income approach and market approach. The valuation approach considers a number of factors that include expected future cash flows, growth rates, discount rates, and market price, and requires Sohu and Sogou to make certain assumptions and estimates regarding industry economic factors and future profitability of the business. For the Changyou segment, Changyou first qualitatively assessed whether it was more likely than not that the fair values of the reporting segments were less than their carrying amounts. For those reporting units where it was more likely than not that their fair values were less than their carrying amounts, Changyou performed the first step of a two-step quantitative goodwill impairment test. Changyou estimated the fair values using the income approach considering factors that included expected future cash flows, growth rates and discount rates.

In the fourth quarter of 2018, Changyou recognized a $16.4 million impairment loss for goodwill relating to the 17173.com Website, primarily due to (i) the launch of new initiatives for the 17173.com Website having fallen behind schedule in the fourth quarter of 2018 and the profit outlook for the 17173.com Website being uncertain, and (ii) the relevant Chinese authority’s temporary suspension between April and December of 2018 of its review of, and issuance of publishing and authorization codes for, online games, which resulted in declines in the number of new games launched and the related demand from game developers and operators for online advertising services on the 17173.com Website, both of which Changyou’s management determined had a material adverse impact on Changyou’s ability to generate revenues and net income from the 17173.com Website. As of December 31, 2018, for the Sohu and Sogou segments, and the businesses in the Changyou segment other than the 17173.com Website, management concluded that the fair values of the reporting units exceeded their carrying values, indicating that the goodwill of the reporting units was not impaired.

In the third quarter of 2017, due to reinforced restrictions Chinese regulatory authorities imposed on online card and board games, some of Changyou’s key distribution partners informed Changyou that they had decided to stop the distribution and promotion of card and board games in the third quarter of 2017, which had an adverse impact on MoboTap’s performance, and also increased the uncertainty for its future operations and cash flow. As a result, Changyou determined that it was unlikely that MoboTap would gain users and grow its online card and board games revenues in China, Changyou management performed an impairment test in the third quarter of 2017 using the discounted cash flow method, and an impairment loss of $83.5 million was recognized for goodwill to reflect the fair value of the MoboTap business. Changyou sold MoboTap in March 2018.

13.	INTANGIBLE ASSETS, NET

The following table summarizes the Sohu Group’s intangible assets, net, as of December 31, 2017 and 2018 (in thousands):

	As of December 31, 2017
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Purchased video content	$152,135	$(135,177)	$(11,275)	$5,683
Operating rights for licensed games	34,296	(17,882)	(10,924)	5,490
Domain names and trademarks	33,630	(11,144)	(13,279)	9,207
Computer software	17,413	(15,401)	0	2,012
Developed technologies	19,300	(5,020)	(14,089)	191
Others	25,051	(15,189)	(9,385)	477

Total	$281,825	$(199,813)	$(58,952)	$23,060

	As of December 31, 2018
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Purchased video content	$177,307	$(156,198)	$(18,556)	$2,553
Operating rights for licensed games	46,328	(22,299)	(11,806)	12,223
Domain names and trademarks	28,536	(11,124)	(9,823)	7,589
Computer software	15,671	(14,022)	0	1,649
Developed technologies	8,902	(1,463)	(7,439)	0
Others	7,204	(4,407)	(2,693)	104

Total	$283,948	$(209,513)	$(50,317)	$24,118

Impairment Losses

In 2018, Sohu recognized $10.4 million in losses related to Sohu Video’s purchased video content, of which $9.8 million was recognized as impairment of intangible assets and $0.6 million was recognized as impairment of prepaid and other current assets, as Sohu Video’s revenues for 2018 did not meet management’s expectations.

In 2017, Sohu recognized $70.6 million in losses related to Sohu Video’s purchased video content, of which $43.1 million was recognized as impairment of intangible assets and $27.5 million was recognized as impairment of prepaid and other current assets. The impairment losses incurred were mainly due to Sohu Video’s restructuring of its sales team and a strategy shift from purchasing expensive head content to self-producing content, as a result, revenues for 2017 did not meet management’s expectations. Also in 2017, Changyou recognized a $3.4 million impairment loss related to intangible assets for its MoboTap business, mainly due to reinforced restrictions that Chinese regulatory authorities imposed on online card and board games, which had an adverse impact on MoboTap’s current performance, and also increased the uncertainty for its future operations and cash flow.

In 2016, the Group recognized $22.9 million in losses for impairment related to Sohu Video’s purchased video content and Changyou purchased content and license rights to games. Impairment losses recognized consisted primarily of impairment losses incurred by Sohu of $18.6 million, including $2.9 million for intangible assets and $15.7 million for prepaid and other current assets, mainly due to the restructuring of the sales team of Sohu Video, which had an adverse impact on Sohu Video’s performance for 2016 and resulted in a lowering of management’s expectations of the programming usefulness of certain Sohu Video’s purchased video content.

Amortization

In 2018, 2017 and 2016, amortization of intangible assets was $59.4 million, $140.7 million and $131.2 million, respectively.

As of December 31, 2018, amortization expenses for future periods are estimated to be as follows:

For the year ending December 31,	(in thousands)
2019	8,452
2020	6,526
2021	3,007
2022	1,101
2023	963
Thereafter	4,069

Total expected amortization expense	$24,118

14.	TAXATION

Income Tax

PRC Corporate Income Tax

The majority of the subsidiaries and VIEs of the Sohu Group are based in mainland China and are subject to income taxes in the PRC. These China-based subsidiaries and VIEs conduct substantially all of the Sohu Group’s operations, and generate most of the Sohu Group’s income or losses. The CIT Law applies an income tax rate of 25% to all enterprises but grants preferential tax treatment to HNTEs, “Software Enterprises,” and KNSEs.

Principal Entities Qualified as HNTEs

Under preferential tax treatment, HNTEs can enjoy an income tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% CIT rate.

As of December 31, 2018, the following principal entities of the Sohu Group were qualified as HNTEs and were entitled to an income tax rate of 15%.

For Sohu’s Business

-

Sohu Internet. Sohu Internet re-applied for HNTE qualification and received approval in October 2018. Sohu Internet is entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

-

Sohu Media and Guangzhou Qianjun. Sohu Media and Guangzhou Qianjun re-applied for HNTE qualification and received approval in November 2017 and December 2017, respectively. Sohu Media and Guangzhou Qianjun are entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

-	Sohu New Momentum. Sohu New Momentum qualified as an HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification in 2019.

For Sogou’s Business

-

Sogou Information. Sogou Information re-applied for HNTE qualification and received approval in November 2018. Sogou Information is entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

-

Sogou Technology. Sogou Technology re-applied for HNTE qualification and received approval in December 2017. Sogou Technology is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

-	Sogou Network. Sogou Network qualified as an HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification in 2019.

For Changyou’s Business

-

Gamease and AmazGame. Gamease and AmazGame re-applied for HNTE qualification and received approval in October 2017 and December 2017, respectively. Gamease and AmazGame are entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

-	Gamespace. Gamespace qualified as an HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification in 2019.

Principal Entities Qualified as Software Enterprises and KNSEs

The CIT Law and its implementing regulations provide that a Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a KNSE is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status.

For Sohu’s Business

-

Sohu New Momentum. In 2018, Sohu New Momentum completed a self-assessment, filed required supporting documents, and was qualified as a Software Enterprise, which entitled it to the second year of an income tax rate reduction from 25% to 12.5% for 2017. Sohu New Momentum will follow the same process in 2019 to entitle it to the third year of an income tax rate reduction from 25% to 12.5% for 2018.

For Sogou’s Business

-

Sogou Technology. In 2018, Sogou Technology completed a self-assessment and filed required supporting documents for KNSE status for 2017. In 2018, Sogou Technology was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% for 2017. Sogou Technology will follow the same process in 2019 for KNSE status for 2018.

For Changyou’s Business

-

AmazGame. In 2018, AmazGame completed a self-assessment and filed required supporting documents for KNSE status for 2017. Also in 2018, AmazGame was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% for 2017. AmazGame will follow the same process in 2019 for KNSE status for 2018.

-

Changyou Chuangxiang. In 2018, Changyou Chuangxiang completed a self-assessment, filed required supporting documents, and was qualified as a Software Enterprise, which entitled it to the first year of an income tax exemption for 2017. Changyou Chuangxiang will follow the same process in 2019 to entitle it to the second year of an income tax exemption for 2018.

U.S. Corporate Income Tax

Sohu.com Inc., which was formerly the top-tier publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and of up to 35% for prior tax years. U.S. federal tax legislation signed into law on December 22, 2017, commonly referred to as the Tax Cuts and Jobs Act (the “U.S. TCJA”), significantly modified the U.S. Internal Revenue Code by, among other things, reducing the maximum statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a partial territorial tax system with a one-time Toll Charge on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings.

Certain activities conducted in the PRC resulted in U.S. corporate income taxes being imposed on Sohu.com Inc. when its subsidiaries that were controlled foreign corporations (“CFCs”) generated income that was subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”). Generally, passive income, such as rents, royalties, interest, dividends, and gains from disposal of the company’s investments, is among the types of income subject to taxation under Subpart F. Any income taxable under Subpart F was taxable in the U.S. at a federal corporate income tax rate of 21%. Subpart F income also included certain income from intra-Group transactions between Sohu.com Inc.’s non-U.S. subsidiaries and VIEs and Changyou’s non-U.S. subsidiaries and VIEs or Sogou’s non-U.S. subsidiaries and VIEs, or where Sohu.com Inc.’s non-U.S. subsidiaries or VIEs made an “investment in U.S. property,” such as holding the stock in, or making a loan to, a U.S. corporation.

To the extent that portions of Sohu.com Inc.’s U.S. taxable income, such as Subpart F income or GILTI, had been determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. could claim foreign tax credits to offset its U.S. income tax liabilities. Following the enactment of the U.S. TCJA, if dividends that Sohu.com Inc. received from its subsidiaries after January 1, 2018 were determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. would generally not have been required to pay U.S. corporate income tax on those dividends. Liabilities for U.S. corporate income tax were accrued in the Company’s consolidated statements of comprehensive income and estimated tax payments were made when required by U.S. law.

Treatment of Toll Charge Related to the U.S. TCJA

Beginning in the fourth quarter of 2017, the Sohu Group had recognized a provisional amount of income tax expense for the Toll Charge of $219 million, which represented management’s estimate of the amount of the Toll Charge that would have been payable by Sohu.com Inc. based on the deemed repatriation to the United States of its share of previously deferred earnings of certain of its non-U.S. subsidiaries, offset by a reduction of $4 million in liability for deferred U.S. income tax, as a result of the U.S. TCJA. The Sohu Group included the provisional amount of the Toll Charge of $219 million in its interim financial statements through the quarter ended September 30, 2018, in reliance on SAB 118.

For the fourth quarter of 2018, the Sohu Group’s management re-evaluated the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018 the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. In addition, the Sohu Group accrued $2 million in interest on the unrecognized tax benefit.

The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2018, such as final IRS Toll Charge regulations published in February 2019, and any future circumstances such as any guidance issued by the U.S. Department of the Treasury, any U.S. IRS challenge of the Group’s position on the Toll Charge, if any, and management’s further judgment and estimates.

Cayman Island Tax

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Group to its shareholders.

Hong Kong Tax

The Group’s subsidiaries incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2016, 2017 and 2018.

Composition of Income Tax Expense

Sohu.com Inc., which was the former top-tier entity of the Sohu Group, was a Delaware corporation that was subject to United States income tax. On May 31, 2018, Sohu.com Inc. was dissolved and liquidated and Sohu.com Limited became the top-tier entity of the Sohu Group. Sohu.com Limited is not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to Sohu.com Limited levied by the government of the Cayman Islands.

The components of income before income taxes are as follows (in thousands):

	Year ended December 31,
	2016	2017	2018
Income /(loss) before income tax expense
Income /(loss) from China operations	$(88,440)	$(75,893)	$(33,091)
Income /(loss) from non-China operations	(5,461)	(120,962)	(47,700)

Total income /(loss) before income tax expense	$(93,901)	$(196,855)	$(80,791)

Income tax expense applicable to China operations
Current tax	$13,635	$57,413	$15,040
Deferred tax	8,500	380	49,598

Subtotal income tax expense applicable to China operations	22,135	57,793	64,638
Non China income tax expense/(benefit)	(2,134)	214,737	(78,539)
Non China withholding tax expense	1,071	618	469

Total income tax expense	$21,072	$273,148	$(13,432)

For the fourth quarter of 2018, the Sohu Group’s management re-evaluated the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018 the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. In addition, the Sohu Group accrued $2 million in interest on the unrecognized tax benefit.

In 2017, of the $273.1 million income tax expense, $57.8 million was for PRC tax, mainly attributable to the Sohu Group’s business operations, and $214.7 million was for U.S. corporate income tax, resulting primarily from the Company’s recognition in the fourth quarter of 2017 of $219 million for the Toll Charge, which represented management’s estimate of the amount of the Toll Charge that would have been payable by Sohu.com Inc. based on the deemed repatriation to the United States of Sohu.com Inc.’s share of previously deferred earnings of certain non-U.S. subsidiaries of Sohu.com Inc., offset by a reduction of $4 million in liability for deferred U.S. income tax as a result of the U.S. TCJA. See “Treatment of Toll Charge Related to the U.S. TCJA” above.

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2016	2017	2018
Tax holiday effect	$30,872	$17,736	$28,385
Basic net income per share effect	0.80	0.46	0.73

Effective Tax Rate

The CIT Law applies an income tax rate of 25% to all enterprises, but grants preferential tax treatment to HNTEs, Software Enterprises, and KNSEs.

The U.S. TCJA significantly modified the U.S. Internal Revenue Code by, among other things, reducing the statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a territorial tax system with a one-time Toll Charge on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings.

The following is reconciliation between the statutory rate and the Group’s effective tax rate. For 2016 and 2017, the statutory rate represented the U.S. statutory rate of 35%, and for 2018, the statutory rate represented the PRC statutory rate of 25%. The table does not reflect any accruals related to the Toll Charge. See “U.S. Corporate Income Tax” and “Treatment of Toll Charge Related to the U.S. TCJA.”

	Year Ended December 31,
	2016	2017	2018
Statutory Rate:	35%	35%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs (1)	33%	9%	35%
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	(3%)	(11%)	4%
Effect of withholding taxes (2)	(4%)	(2%)	(65%)
Changes in valuation allowance for deferred tax assets	(91%)	(57%)	(69%)
Others	8%	(2%)	(4%)

	(22%)	(28%)	(74%)

Note (1): The reversal of income tax for preferential income tax rates that Changyou’s and Sogou’s subsidiaries and VIEs were entitled to as KNSEs or Software Enterprises for 2016, 2017 and 2018 was included in the “Effect of tax holidays applicable to subsidiaries and consolidated VIEs” in the above table.

Note (2): The change was mainly due to additional income withholding tax of $47 million that was recognized in the first quarter of 2018 due to a revised policy for Changyou’s PRC subsidiaries with respect to their distribution of cash dividends. The revised policy was adopted to facilitate the distribution of a special cash dividend in the aggregate amount of approximately $500.0 million that was declared by Changyou’s Board of Directors on April 5, 2018.

PRC Withholding Tax on Dividends

The CIT Law imposes a 10% withholding income tax on dividends distributed by foreign invested enterprises in the PRC to their immediate holding companies outside Mainland China. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income,” if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to a withholding tax rate of 10%.

Before 2018, in order to fund the distribution of a dividend to shareholders of the Sohu Group’s majority-owned subsidiary Changyou, Changyou’s management determined to cause one of its PRC subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone subsequent years’ earnings to its direct overseas parent company, Changyou HK, and adopted as a policy for such subsequent years for its PRC subsidiaries a limit on payment of dividends to their direct overseas parent companies of one-half of such PRC subsidiaries’ earnings. In 2018, in order to facilitate the distribution of a special cash dividend of $500.0 million declared by Changyou’s board of directors on April 5, 2018, Changyou revised its policy for its PRC subsidiaries with respect to their distribution of cash dividends. Under the revised policy, all of Changyou’s PRC subsidiaries (not including Changyou’s VIEs and their subsidiaries) will be able to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in future periods. The change resulted in Changyou’s accrual of additional withholding income taxes of approximately $47 million for the period before December 31, 2017, which was recognized in the Sohu Group’s consolidated financial statements for the quarter ended March 31, 2018. As of December 31, 2018, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of $79.8 million for PRC withholding tax.

With the exception of that dividend, the Sohu Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2018, the total amount of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was $2.45 billion, and the unrecognized tax liabilities were $245.1 million.

PRC Value-Added Tax

On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and as a result all of the Sohu Group’s revenues have been subject to VAT since that date. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at rates of 6% or 17% for the years ended December 31, 2016 and 2017 and for the period from January 1, 2018 to April 30, 2018, and at rates of 6% or 16% after May 1, 2018) and the available input VAT amount (at the rate applicable to the supplier).

Deferred Tax Assets and Liabilities

Significant components of the Group’s deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,
	2017	2018
Deferred tax assets:
Net operating loss from operations	$245,534	$270,807
Accrued bonus and commissions	25,164	26,704
Intangible assets transfer	538	286
Others	10,307	14,784

Total deferred tax assets	281,543	312,581
Less: Valuation allowance	(256,347)	(285,225)

Net deferred tax assets	$25,196	$27,356

Deferred tax liabilities
Withholding tax for Dividend	$(30,992)	$(79,824)
Deferred U.S. tax	(5,498)	0
Intangible assets from business acquisitions	(1,247)	(1,087)
Others	(5,655)	(4,353)

Total deferred tax liabilities	$(43,392)	$(85,264)

Net deferred tax assets are recorded under other assets in the consolidated balance sheets. As of December 31, 2018, the Group had net operating losses from PRC entities of approximately $1.24 billion available to offset against future net profit for income tax purposes. The Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these PRC entities; therefore, $264.5 million in deferred tax assets generated from net operating losses were offset by a valuation allowance.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	For the Year Ended December 31,
	2016	2017	2018
Beginning balance	$153,559	216,174	256,347
Provision for the year	83,078	66,092	49,529
Reversal for the year	(10,952)	(39,004)	(8,253)
Foreign currency translation adjustment	(9,511)	13,085	(12,398)

Ending balance	$216,174	256,347	285,225

In 2018, $14.8 million of PRC net operating losses generated from previous years expired. Pursuant to a public announcement issued by the PRC State Administration of Taxation in August 2018, net operating losses of entities not qualified as HNTEs will expire between 2019 and 2023 if not utilized and those of entities qualified as HNTEs will expire in 2028.

Uncertain Tax Positions

The following table summarizes the Group’s unrecognized tax benefit from January 1, 2016 to December 31, 2018 (in thousands):

	As of December 31,
	2016	2017	2018
Beginning balance	$39,244	$32,682	$31,138
Decreases related to prior year tax positions	(6,649)	(1,544)	(1,190)
Increases related to current year tax positions	87	0	144,414

Ending balance	$32,682	$31,138	$174,363

The increase in 2018 was mainly due to an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 in relation to the Toll Charge and management’s previous estimate of the Toll Charge that would have been due by Sohu.com Inc. if it had not been dissolved and liquidated on May 31, 2018. The Group recognized interest in the amount of $2 million in connection with the unrecognized tax benefit for the year ended December 31, 2018. The Group did not have any significant penalties associated with tax positions for the year ended December 31, 2018.

In 2017, the decreases related to prior year tax positions mainly represented write-offs of $2.4 million related to uncertain tax positions generated in 2009 and 2013.

The material jurisdictions in which the Group is subject to potential examination include China and the United States. In general, the PRC tax authorities have up to five years, and the U.S. IRS has up to three years and in certain cases up to six years, to conduct examinations of the tax filings of the Group.

15.	COMMITMENTS AND CONTINGENCIES

Commitments

The following table sets forth the Group’s commitments as of December 31, 2018 (in thousands):

	2019	2020	2021	2022	2023	Thereafter	Total Payments Required
Purchase of cinema advertisement slot rights	$56,396	40,579	18,064	6,103	4,019	0	125,161
Purchase of bandwidth	82,814	1,143	311	0	0	0	84,268
Operating lease obligations (1)	14,713	13,897	6,971	809	271	0	36,661
Interest payment commitment	16,754	11,119	7,062	0	0	0	34,935
Purchase of content and services – video	23,746	2,159	2,066	0	0	0	27,971
Expenditures for operating rights for licensed games with technological feasibility	19,475	1,098	0	0	0	0	20,573
Expenditures for titles of games in development	6,990	725	0	0	0	0	7,715
Purchase of content and services – others	6,148	90	54	54	18	0	6,364
Fees for operating rights for licensed games in development	585	0	0	0	0	0	585
Others	5,640	0	0	0	0	0	5,640

Total Payments Required	$233,261	70,810	34,528	6,966	4,308	0	349,873

Note (1): For the years ended December 31, 2018, 2017 and 2016, rental expense included in the operating lease was approximately $24.7 million, $23.9 million, and $23.9 million, respectively.

Litigation

The Sohu Group is a party to various litigation matters which it considers routine and incidental to its business. The Sohu Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Sohu Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Management believes that the total liabilities to the Sohu Group that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. Sogou is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against the Sogou or the Sogou instituted proceedings or asserted counterclaims against its competitors. There are also four putative class action lawsuits that have been filed against Sogou in the United States, three in a State court in the State of California and one in the United States District Court for the Southern District of New York, that allege violations of U.S. securities laws in connection with Sogou’s IPO in 2017. As of December 31, 2018, Sohu and Changyou had no significant litigation contingencies, and Sogou had recorded estimated liabilities of $3.4 million for litigation contingencies as a component of accrued liabilities related to its currently pending proceedings.

PRC Law and Regulations

The Chinese market in which the Sohu Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability to operate an Internet business and to conduct brand advertising, search and search-related advertising, online game, and other services in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign-owned entities, like the Sohu Group, may operate. The Chinese government may issue from time to time new laws or new interpretations of existing laws to regulate areas such as telecommunication, information and media. The Sohu Group’s legal structure and scope of operations in China could be subject to restrictions, which could result in limits on its ability to conduct business in the PRC. Certain risks related to PRC law that could affect the Sohu Group’s VIE structure are discussed in Note 16 - VIEs.

Regulatory risks also encompass interpretation by PRC tax authorities of current tax law, including the applicability of certain preferential tax treatments.

The Sohu Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of its assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions. Remittances in currencies other than RMB by its subsidiaries in China may require certain supporting documentation in order to effect the remittance.

16.	VIEs

Background

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate Internet information and content, Internet access, online games, mobile, value added telecommunications and certain other businesses in which the Sohu Group is engaged or could be deemed to be engaged. Consequently, the Sohu Group conducts certain of its operations and businesses in the PRC through its VIEs. The Sohu Group consolidates in its consolidated financial statements all of the VIEs of which the Group is the primary beneficiary.

VIEs Consolidated within the Sohu Group

The Sohu Group adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. Management made evaluations of the relationships between the Sohu Group and its VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of contractual arrangements with its consolidated VIEs, the Sohu Group controls the shareholders’ voting interests in those VIEs. As a result of such evaluation, the management concluded that the Sohu Group is the primary beneficiary of the VIEs which the Group consolidates.

All of the consolidated VIEs are incorporated and operated in the PRC, and the Group’s principal VIEs are directly or indirectly owned by Dr. Charles Zhang, the Sohu Group’s Chairman and Chief Executive Officer, or other executive officers and employees of the Sohu Group identified below. Capital for the consolidated VIEs was funded by the Sohu Group through loans provided to Dr. Charles Zhang and other executive officers and employees, and was initially recorded as loans to related parties. These loans are eliminated for accounting purposes against the capital of the VIEs upon consolidation.

Under contractual agreements with the Sohu Group, Dr. Charles Zhang and those other executive officers and employees of the Sohu Group who are shareholders of the consolidated VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time as requested by the Group to repay the loans outstanding. All voting rights of the consolidated VIEs are assigned to the Sohu Group, and the Group has the right to designate all directors and senior management personnel of the consolidated VIEs, and also has the obligation to absorb losses of the consolidated VIEs. Dr. Charles Zhang and those other executive officers and employees of the Sohu Group who are shareholders of the consolidated VIEs have pledged their shares in the consolidated VIEs as collateral for the loans. As of December 31, 2018, the aggregate amount of these loans was $7.7 million.

Under its contractual arrangements with the consolidated VIEs, the Sohu Group has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Group considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2018, the registered capital and PRC statutory reserves of the consolidated VIEs totaled $65.2 million. As all of the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the consolidated VIEs do not have recourse to the general credit of the Sohu Group for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Sohu Group to provide additional financial support to the consolidated VIEs. As the Sohu Group is conducting certain business in the PRC mainly through the consolidated VIEs, the Group may provide such support on a discretionary basis in the future, which could expose the Group to a loss.

The Sohu Group classified the consolidated VIEs within the Sohu Group as principal VIEs or immaterial VIEs based on certain criteria, such as the VIEs’ total assets or revenues. The following is a summary of the principal VIEs within the Sohu Group:

Basic Information for Principal VIEs and Subsidiaries of Principal VIEs

For Sohu’s Business

-    High Century

High Century was incorporated in 2001. As of December 31, 2018, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

-    Heng Da Yi Tong

Heng Da Yi Tong was incorporated in 2002. As of December 31, 2018, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

-    Sohu Internet

Sohu Internet was incorporated in 2003. As of December 31, 2018, High Century held a 100% interest in this entity.

-    Donglin

Donglin was incorporated in 2010. As of December 31, 2018, Sohu Internet held a 100% interest in this entity.

-    Tianjin Jinhu

Tianjin Jinhu was incorporated in 2011. In October 2016, Ye Deng transferred its 50% equity interest in Tianjin Jinhu to Xiufeng Deng. As of December 31, 2018, Xiufeng Deng and Xuemei Zhang each held a 50% interest in this entity.

-    Focus Interactive

Focus Interactive was incorporated in July 2014. As of December 31, 2018, Heng Da Yi Tong held 100% of the equity interests in this entity.

-    Guangzhou Qianjun

Guangzhou Qianjun was acquired in November 2014. As of December 31, 2018, Tianjin Jinhu held a 100% interest in this entity.

For Sogou’s Business

-    Sogou Information

Sogou Information was incorporated in 2005. As of December 31, 2018, Xiaochuan Wang, Sogou’s Chief Executive Officer, High Century and Tencent held 10%, 45% and 45% interests, respectively, in this entity.

-    Chengdu Easypay

Chengdu Easypay was incorporated in 2015. As of December 31, 2018, Sogou Information and Beijing Shi Ji Si Su Technology Co., Ltd. (“Shi Ji Si Su”), a subsidiary of Sogou Information, held 9% and 91% interests, respectively, in this entity.

For Changyou’s Business

-    Gamease

Gamease was incorporated in 2007. As of December 31, 2018, High Century held a 100% interest in this entity.

-    Shanghai ICE

Shanghai ICE was acquired by Changyou in 2010. As of December 31, 2018, Gamease held a 100% interest in this entity.

-    Guanyou Gamespace

Guanyou Gamespace was incorporated in 2010. As of December 31, 2018, Changyou Star held a 100% interest in this entity.

Financial Information

The following financial information of the Sohu Group’s consolidated VIEs (including subsidiaries of VIEs) is included in the accompanying consolidated financial statements (in thousands):

	As of December 31,
	2017	2018
ASSETS:
Cash and cash equivalents	$43,618	$65,864
Restricted cash	0	697
Account and financing receivables, net	95,305	122,884
Prepaid and other current assets	26,755	20,554
Short-term investments	12,303	7,305
Intra-Group receivables due from the Company’s subsidiaries	398,135	390,157

Total current assets	576,116	607,461

Long-term investments, net	32,266	45,871
Fixed assets, net	2,414	1,793
Intangible assets, net	11,719	18,240
Goodwill	37,291	36,353
Other non-current assets	2,614	1,925

Total assets	$662,420	$711,643

LIABILITIES:
Accounts payable	$53,842	$84,749
Accrued liabilities	76,883	60,555
Receipts in advance and deferred revenue	46,939	43,020
Other current liabilities	97,991	86,851
Intra-Group payables due to the Company’s subsidiaries	197,367	273,672

Total current liabilities	473,022	548,847

Long-term tax liabilities	14,293	13,554
Deferred tax liabilities	3,451	2,239
Intra-Group payables due to the Company’s subsidiaries	20,560	18,897

Total liabilities	$511,326	$583,537

	As of December 31,
	2016	2017	2018
Net revenue	$894,697	$881,284	$923,131
Net income /(loss)	$9,557	$34,910	$(18,436)

	Year ended December 31,
	2016	2017	2018
Net cash provided by /(used in) operating activities	$(17,804)	$(52,351)	$69,925
Net cash used in investing activities	(2,273)	(14,020)	(49,271)
Net cash provided by /(used in) financing activities	$0	$(131)	$650

Summary of Significant Agreements Currently in Effect

Agreements between Subsidiaries, Consolidated VIEs and Nominee Shareholders

Loan and share pledge agreement between Sohu Media and the shareholders of High Century: The agreement provides for loans to the shareholders of High Century for them to make contributions to the registered capital of High Century in exchange for the equity interests in High Century, and the shareholders pledge those equity interests to Sohu Media as security for the loans. The agreement includes powers of attorney that give Sohu Media the power to appoint nominees to act on behalf of the shareholders of High Century in connection with all actions to be taken by High Century. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in High Century, which are held by the Sohu Group’s legal department and may be completed and effected at Sohu Media’s election.

Loan and share pledge agreement between Sohu Focus HK and the shareholders of Heng Da Yi Tong: The agreement provides for loans to the shareholders of Heng Da Yi Tong for them to make contributions to the registered capital of Heng Da Yi Tong in exchange for the equity interests in Heng Da Yi Tong, and the shareholders pledge those equity interests to Focus HK as security for the loans. The agreement includes powers of attorney that give Focus HK the power to appoint nominees to act on behalf of the shareholders of Heng Da Yi Tong in connection with all actions to be taken by Heng Da Yi Tong. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in Heng Da Yi Tong, which are held by the Sohu Group’s legal department and may be completed and effected at Focus HK’s election.

Loan agreements and equity pledge agreements between Video Tianjin and the shareholders of Tianjin Jinhu. The loan agreements provide for loans to the shareholders of Tianjin Jinhu for them to make contributions to the registered capital of Tianjin Jinhu in exchange for the equity interests in Tianjin Jinhu. Under the equity pledge agreements, the shareholders of Tianjin Jinhu pledge to Video Tianjin their equity interests in Tianjin Jinhu to secure the performance of their obligations under the loan agreements and Tianjin Jinhu’s obligations to Video Tianjin under their business agreements. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to Video Tianjin their equity interests in Tianjin Jinhu.

Exclusive equity interest purchase right agreements between Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu. Pursuant to these agreements, Video Tianjin and any third party designated by it have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Tianjin Jinhu all or any part of their equity interests at the lowest purchase price permissible under PRC law.

Business operation agreement among Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu. The agreement sets forth the right of Video Tianjin to control the actions of the shareholders of Tianjin Jinhu. The agreement has a term of 10 years, renewable at the request of Video Tianjin.

Powers of Attorney executed by the shareholders of Tianjin Jinhu in favor of Video Tianjin with a term of 10 years, extendable at the request of Video Tianjin. These powers of attorney give Video Tianjin the right to appoint nominees to act on behalf of each of the Tianjin Jinhu shareholders in connection with all actions to be taken by Tianjin Jinhu.

Loan and share pledge agreements between Sogou Technology and the shareholders of Sogou Information. The loan agreement provides for a loan to Xiaochuan Wang, the individual shareholder of Sogou Information, to be used by him to make contributions to the registered capital of Sogou Information in exchange for his equity interest in Sogou Information. The loan is interest free-and is repayable on demand, but the shareholder may repay the loan only by transferring to Sogou Technology his equity interest in Sogou Information. Under the pledge agreement, all of the shareholders of Sogou Information pledge their equity interests to Sogou Technology to secure the performance of their obligations under the various VIE-related agreements. If any shareholder of Sogou Information breaches any of his or its obligations under any VIE-related agreements, Sogou Technology is entitled to exercise its right as the beneficiary under the share pledge agreement. The share pledge agreement terminates only after all of the obligations of the shareholders under the various VIE-related agreements are no longer in effect.

Exclusive equity interest purchase right agreements between Sogou Technology, Sogou Information and the shareholders of Sogou Information. Pursuant to these agreements, Sogou Technology and any third party designated by it have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Sogou Information all or any part of their equity interests at the lowest purchase price permissible under PRC law.

Business operation agreement among Sogou Technology, Sogou Information and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Technology to control the actions of the shareholders of Sogou Information. The agreement has a term of 10 years, renewable at the request of Sogou Technology.

Powers of Attorney executed by the shareholders of Sogou Information in favor of Sogou Technology with a term of 10 years, extendable at the request of Sogou Technology. These powers of attorney give Sogou Technology the right to appoint nominees to act on behalf of each of the three Sogou Information shareholders in connection with all actions to be taken by Sogou Information.

Loan agreements and equity pledge agreements between AmazGame and the sole shareholder of Gamease and between Gamespace and the sole shareholder of Guanyou Gamespace. The loan agreements provide for loans to the respective shareholders of Gamease and Guanyou Gamespace for the shareholders to make contributions to the registered capital of Gamease and Guanyou Gamespace in exchange for 100% of the equity interests in Gamease and Guanyou Gamespace. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame and Gamespace, as the case may be, their equity interests in Gamease and Guanyou Gamespace. Under the equity pledge agreements, the respective shareholders of Gamease and Guanyou Gamespace pledge to AmazGame and Gamespace, their equity interests in Gamease and Guanyou Gamespace to secure the performance of their obligations under the loan agreements and Gamease’s and Guanyou Gamespace’s obligations to AmazGame and Gamespace under the various VIE-related agreements. If the shareholders breach their obligations under any VIE-related agreements (Gamease’s or Guanyou Gamespace’s breach of any of its obligations under the various applicable VIE-related agreements will be treated as its shareholder’s breach of its obligations), including the equity pledge agreements, AmazGame and Gamespace are entitled to exercise their rights as the beneficiaries under the applicable equity pledge agreements, including all rights the respective shareholders have as shareholders of Gamease or Guanyou Gamespace.

Equity interest purchase right agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the right, exercisable at any time if and when it is legal to do so under PRC law, to purchase from the respective shareholders of Gamease and Guanyou Gamespace all or any part of their equity interests in Gamease and Guanyou Gamespace at a purchase price equal to their initial contributions to the registered capital of Gamease and Guanyou Gamespace.

Powers of attorney executed by the sole shareholder of Gamease in favor of AmazGame and by the sole shareholder of Guanyou Gamespace in favor of Gamespace, with a term of 10 years. These powers of attorney give the respective boards of directors of AmazGame and Gamespace the exclusive right to appoint nominees to act on behalf of their respective shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace.

Business operation agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. These agreements set forth the right of AmazGame and Gamespace to control the actions of Gamease and Guanyou Gamespace, as the case may be, and the respective shareholders of Gamease and Guanyou Gamespace. Each agreement has a term of 10 years.

Business Arrangements between Subsidiaries and Consolidated VIEs

Exclusive technology consulting and service agreement between Sohu Era and Sohu Internet. Pursuant to this agreement Sohu Era has the exclusive right to provide technical consultation and other related services to Sohu Internet, in exchange for a percentage of the gross revenue of Sohu Internet. The agreement has an initial term of two years, and is renewable at the request of Sohu Era.

Exclusive technology consulting and service agreement between Video Tianjin and Tianjin Jinhu. Pursuant to this agreement Video Tianjin has the exclusive right to provide technical consultation and other related services to Tianjin Jinhu in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Video Tianjin.

Exclusive technology consulting and service agreement between Sogou Technology and Sogou Information. Pursuant to this agreement Sogou Technology has the exclusive right to provide technical consultation and other related services to Sogou Information in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

Technology support and utilization agreements between AmazGame and Gamease and between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the exclusive right to provide certain product development and application services and technology support to Gamease and Guanyou Gamespace, respectively, for a fee equal to a predetermined percentage, subject to adjustment by AmazGame or Gamespace at any time, of Gamease’s and Guanyou Gamespace’s respective revenues. Each agreement terminates only when AmazGame or Gamespace is dissolved.

Services and maintenance agreements between AmazGame and Gamease between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace, respectively, provide marketing, staffing, business operation and maintenance services to Gamease and Guanyou Gamespace, respectively, in exchange for a fee equal to the cost of providing such services plus a predetermined margin. Each agreement terminates only when AmazGame or Gamespace, as the case may be, is dissolved.

Certain of the contractual arrangements described above between the VIEs and the related wholly-owned subsidiaries of the Sohu Group are silent regarding renewals. However, because the VIEs are controlled by the Sohu Group through powers of attorney granted to the Sohu Group by the shareholders of the VIEs, the contractual arrangements can be, and are expected to be, renewed at the subsidiaries’ election.

VIE-Related Risks

It is possible that the Sohu Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If a finding were made by PRC authorities that the Sohu Group’s operation of certain of its operations and businesses through VIEs is prohibited, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Sohu Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Sohu Group to restructure its ownership structure or operations, or requiring the Sohu Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Sohu Group’s business operations, and have a severe adverse impact on the Sohu Group’s cash flows, financial position, and operating performance. The Sohu Group’s management considers the possibility of such a finding by PRC regulatory authorities to be remote.

In addition, it is possible that the contracts among the Sohu Group, the Sohu Group’s VIEs and shareholders of its VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. In the event that the Sohu Group was unable to enforce these contractual arrangements, the Sohu Group would not be able to exert effective control over the affected VIEs. Consequently, such VIEs’ results of operations, assets and liabilities would not be included in the Sohu Group’s consolidated financial statements. If such were the case, the Sohu Group’s cash flows, financial position and operating performance would be severely adversely affected. The Sohu Group’s contractual arrangements with respect to its consolidated VIEs are in place. The Sohu Group’s management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Sohu Group’s operations and contractual relationships would find the contracts to be unenforceable.

The Sohu Group’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions. Goodwill primarily represents the expected synergies from combining an acquired business with the Sohu Group. Intangible assets acquired through business acquisitions mainly consist of customer relationships, non-compete agreements, user bases, copyrights, trademarks and developed technologies. Unrecognized revenue-producing assets mainly consist of licenses and intellectual property. Licenses include operations licenses, such as Internet information service licenses and licenses for providing content. Intellectual property developed by the Sohu Group mainly consists of patents, copyrights, trademarks, and domain names. The Sohu Group’s operations and businesses may be adversely impacted if the Sohu Group loses the ability to use and enjoy assets held by these VIEs.

17.	SOHU.COM LIMITED SHAREHOLDERS’ EQUITY

Summary of the Company’s outstanding shares (in thousands):

	Number of Outstanding Shares As of December 31,
	2016	2017	2018
Balance, beginning of year	38,653	38,742	38,898
Issuance:	89	156	331

Balance, end of year	38,742	38,898	39,229

Share Incentive Plans

Sohu (excluding Sohu Video), Sogou, Changyou, and Sohu Video have incentive plans for the granting of share-based awards, including options and restricted share units, to their directors, management and other key employees.

1) Sohu.com Limited Share-based Awards

Sohu’s 2018 Share Incentive Plan

On July 2, 2010, Sohu.com Inc.’s shareholders adopted the 2010 Stock Incentive Plan, which provides for the issuance of up to 1,500,000 shares of Sohu.com Inc.’s common stock, including stock issued pursuant to the vesting and settlement of restricted stock units and pursuant to the exercise of stock options. The maximum term of any share-based award granted under the Sohu 2010 Stock Incentive Plan is ten years from the grant date.

On April 2, 2018, Sohu.com Limited adopted the Sohu 2018 Share Incentive Plan, which provides for the issuance of up 1,148,565 ordinary shares of Sohu.com Limited. The Sohu 2018 Share Incentive Plan will expire in April 2028.

Upon the dissolution of Sohu.com Inc. on May 31, 2018, Sohu.com Limited assumed all then existing obligations of Sohu.com Inc. with respect to equity incentive awards that had been granted under the Sohu 2010 Stock Incentive Plan and then remained outstanding, and such awards were converted into the right to receive upon exercise or settlement Sohu.com Limited’s ordinary shares under the Sohu 2018 Share Incentive Plan rather than shares of the common stock of Sohu.com Inc., subject to the other terms of such outstanding awards.

As of December 31, 2018, 649,405 shares were available for grant under the Sohu 2018 Share Incentive Plan.

i) Summary of Share Option Activity

In February 2015, May 2016, September 2017 and November 2017, Sohu.com Inc.’s Board of Directors approved contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of 1,068,000, 13,000, 32,000 and 6,000 shares of common stock of Sohu.com Inc., respectively, under the Sohu 2010 Stock Incentive Plan, with nominal exercise prices of $0.001, all of which were converted, on May 31, 2018, into the right to receive upon exercise Sohu.com Limited’s ordinary shares under the Sohu 2018 Share Incentive Plan. These share options vest and become exercisable in four equal installments over a period of four years, with each installment vesting upon the satisfaction of a service period requirement and certain subjective performance targets. These share options are substantially similar to restricted share units except for the nominal exercise price, which would be zero for restricted share units.

Under ASC 718-10-25 and ASC 718-10-55, no grant date can be established for these options until a mutual understanding is reached between the Company and the recipients clarifying the subjective performance requirements. If the service inception date preceded the grant date, compensation expense should be accrued beginning on the service inception date, and re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. To determine the fair value of these options, the public market price of the underlying shares at each reporting date is used and a binomial valuation model is applied.

As of December 31, 2018, 578,500 of these options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets was reached between the Company and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense for these granted options has been adjusted and fixed based on their aggregate fair values, at their respective grant dates, of $22.8 million.

A summary of option activity under the Sohu 2010 Stock Incentive Plan and the Sohu 2018 Share Incentive Plan, as applicable, as of and for the year ended December 31, 2018 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2018	223	$0.001		$
Granted	147	0.001
Exercised	(328)	0.001
Forfeited or expired	0

Outstanding as of December 31, 2018	42	0.001	6.56		736

Vested as of December 31, 2018	42	0.001	6.56		736

Exercisable as of December 31, 2018	42	0.001	6.56		736

Note (1): The aggregated intrinsic value in the preceding table represents the difference between Sohu’s closing ADS price of $17.42 on December 31, 2018 and the nominal exercise price of the options.

For the years ended December 31, 2018, 2017 and 2016, total share-based compensation expense recognized for these options was negative $5.1 million, $2.4 million and $1.4 million, respectively. The negative amounts in the tables above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date. For the years ended December 31, 2018, 2017 and 2016, the total fair values of these Sohu options vested on their respective vesting dates were $5.0 million, $7.1 million and $10.8 million, respectively. For the years ended December 31, 2018, 2017 and 2016, the total intrinsic value of options exercised was $6.2 million, $6.1 million and $2.5 million, respectively.

ii) Summary of restricted stock unit activity

A summary of restricted stock/share unit activity under the Sohu 2010 Stock Incentive Plan and the Sohu 2018 Share Incentive Plan, as applicable, as of and for the year ended December 31, 2018 is presented below:

Restricted Stock Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested as of January 1, 2018	1	$72.92
Granted	0
Vested	(1)	72.92
Forfeited	0

Unvested as of December 31, 2018	0

Expected to vest after December 31, 2018	0

For the years ended December 31, 2018, 2017 and 2016, total share-based compensation expense recognized for restricted stock/share units was nil, negative $1.7 million and $1.3 million, respectively.

As of December 31, 2018, there was nil of unrecognized compensation expense related to unvested restricted stock/share units. The total fair value on their respective vesting dates of restricted stock/share units vested during the years ended December 31, 2018, 2017 and 2016 was nil, $0.3 million and $0.9 million, respectively.

2) Sogou Inc. Share-based Awards

Sogou 2010 Share Incentive Plan

Sogou adopted a share incentive plan on October 20, 2010 amended the plan effective August 22, 2014 to increase the aggregate number of Sogou Class A Ordinary Shares issuable under the plan to 41,500,000 (as amended to date, the “Sogou 2010 Share Incentive Plan”). Awards of share rights may be granted under the Sogou 2010 Share Incentive Plan to management and other key employees of Sogou and of any present or future parents or subsidiaries or VIEs of Sogou. The maximum term of any share incentive award granted under the Sogou 2010 Share Incentive Plan is ten years from the grant date. The Sogou 2010 Share Incentive Plan will expire on October 19, 2020.

The options contractually granted under the Sogou 2010 Share Incentive Plan may be placed in one of the following three categories:

(i)

Performance-based options, which vest and become exercisable either in four equal installments or in two to four installments of specified share numbers over their specified vesting periods, with each installment vesting upon a service period requirement being met, as well as Sogou’s achievement of performance targets for the corresponding period. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(ii)

Service-based options, which vest and become exercisable either in four equal installments or in two to four installments of specified share numbers over their specified vesting periods, with each installment vesting only upon a service period requirement being met; or

(iii)

IPO-based options, which were subject to completion of an IPO and vesting/ exercisability in five equal installments, with (i) the first installment vesting upon the expiration of all underwriters’ lockup periods applicable to Sogou’s IPO and (ii) each of the four subsequent installments vesting on the first, second, third, and fourth anniversary dates of the completion of Sogou’s IPO.

A summary of each of the above three categories of Sogou’s share options as of December 31, 2018 is presented below:

	Contractually Granted (in thousands)	Granted (For Purposes of Share- based Compensation Expense) (in thousands)	Vested and Exercisable (in thousands)	Exercised (in thousands)
Performance-based options	29,687	27,199	27,060	26,592
Service-based options	1,674	1,674	486	156
IPO-based options	7,250	7,250	2,930	2,930

Total	38,611	36,123	30,476	29,678

A summary of Sogou share option activity under the Sogou 2010 Share Incentive Plan as of and for the year ended December 31, 2018 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2018	9,753	$0.462	5.56	$
Granted	1,704	0.001
Exercised	(4,515)	0.399
Forfeited or expired	(497)	0.001

Outstanding as of December 31, 2018	6,445	0.419	5.29		31,137

Vested as of December 31, 2018 and expected to vest thereafter	6,059	0.446	5.10		29,109

Exercisable as of December 31, 2018	798	0.001	7.15		4,188

Note (1): The aggregate intrinsic values in the preceding table represent the difference between Sogou’s closing price of $5.25 per Class A Ordinary Share on December 31, 2018 and the exercise prices of the share options.

For the years ended December 31, 2018, 2017 and 2016, total share-based compensation expense recognized for Sogou share options under the Sogou 2010 Share Incentive Plan was $12.5 million, $23.0 million and $7.6 million, respectively. As of December 31, 2018, there was $6.4 million of unrecognized compensation expense related to unvested Sogou share options. The expense is expected to be recognized over a weighted average period of 1.46 years. For the years ended December 31, 2018, 2017 and 2016, the total intrinsic value of options exercised was $33.2 million, $11.1 million, and $15.2 million, respectively.

Prior to the completion of Sogou’s IPO, the fair values of Sogou Class A Ordinary Shares were assessed using the income approach /discounted cash flow method or based on the mid-point of the estimated Sogou IPO price range, in each case with a discount for lack of marketability, because the Sogou Class A Ordinary Shares underlying the award were not publicly traded at the time of grant. The assessment required complex and subjective judgments regarding Sogou’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. After the completion of Sogou’s IPO, the fair values of the ordinary shares of Sogou were determined based on the market price of Sogou’s ADSs.

The fair value of the Sogou share options granted under the Sogou 2010 Incentive Plan was estimated on the date of grant with the assistance of a qualified professional appraiser, using the binomial valuation model with the following assumptions used:

Assumptions Adopted	2016	2017	2018
Average risk-free interest rate	1.90%~2.77%	2.14%~3.00%	3.36% ~ 3.51%
Exercise multiple	2~3	2~3	2
Expected forfeiture rate (post-vesting)	0%~12%	0%~12%	12%
Weighted average expected option life	7	7	9
Volatility rate	43%~50%	39%~47%	40% ~ 46%
Dividend yield	0%	0%	0%
Weighted average fair value of share options	3.26	10.35	12.26

Sogou estimated the risk-free rate based on the market yields of U.S. Treasury securities with an estimated country-risk differential as of the valuation date. An exercise multiple was estimated as the ratio of the fair value of the Sogou Class A Ordinary Shares over the exercise prices as of the time the options would be expected to be exercised, based on consideration of research studies regarding exercise patterns based on historical statistical data. In Sogou’s valuation analysis, a multiple of three was applied for management and a multiple of two was applied for other key employees. Sogou estimated the forfeiture rate to be 0% or 1% for the Sogou share options granted to Sogou management and 12% for the Sogou share options granted to Sogou’s other key employees. As Sogou’s ordinary shares had been publicly traded for only one year as of December 31, 2018, the expected volatility at the valuation date was estimated based on the historical volatility of specified comparable companies for the periods before the grant dates with length commensurate with the expected term of the Sogou share options. Sogou has no history or expectation of paying dividends on its ordinary shares. Accordingly, the dividend yield was estimated to be 0%.

Sogou 2017 Share Incentive Plan

In October 2017, Sogou adopted a share incentive plan (the “Sogou 2017 Share Incentive Plan”) which provides that the aggregate number of Sogou Class A Ordinary Shares issuable under the plan is 28,000,000. Share incentive awards may be granted under the Sogou 2017 Share Incentive Plan to Sogou’s management and employees and of any of its present or future parents or subsidiaries. The maximum term of any share incentive award granted under the Sogou 2017 Share Incentive Plan is ten years from the grant date.

The options contractually granted under the Sogou 2017 Share Incentive Plan may be placed in one of the following two categories:

(i)

Performance-based options, which vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group’s achievement of performance targets for the corresponding period. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(ii)	Service-based options, which vest and become exercisable in four equal installments, with each installment vesting only upon a service period requirement being met.

A summary of each of the above two categories of Sogou’s share options as of December 31, 2018 is presented below:

	Contractually Granted (in thousands)	Granted (For Purposes of Share- based Compensation Expense) (in thousands)	Vested and Exercisable (in thousands)	Exercised (in thousands)
Performance-based options	70	0	0	0
Service-based options	730	730	0	0

Total	800	730	0	0

A summary of Sogou share option activity under the Sogou 2017 Share Incentive Plan as of and for the year ended December 31, 2018 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2018	0	$			$
Granted	767		0.001
Exercised	0
Forfeited or expired	(37)		0.001

Outstanding as of December 31, 2018	730		0.001	9.57		3,829

Vested as of December 31, 2018 and expected to vest thereafter	544		0.001	9.57		2,857

Exercisable as of December 31, 2018	0

Note (1): The aggregate intrinsic value in the preceding table represents the difference between the Sogou’s closing price of $5.25 per Class A Ordinary Shares on December 31, 2018 and the exercise prices of the share options.

For the years ended December 31, 2018, total share-based compensation expense recognized for Sogou share options under the Sogou 2017 Share Incentive Plan was $1.6 million. As of December 31, 2018 there was $4.0 million of unrecognized compensation expense related to unvested Sogou share options. The expense is expected to be recognized over a weighted average period of 2.12 years.

The method used to determine the fair value of the Sogou share options granted under the Sogou 2017 Share Incentive Plan was the same as the method used for the share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the binomial valuation model as presented below:

Assumptions Adopted	2018
Average risk-free interest rate	3.41%~3.95%
Exercise multiple	2
Expected forfeiture rate (post-vesting)	12%
Weighted average expected option life	10
Volatility rate	40%~46%
Dividend yield	0%
Weighted average fair value of share options	10.09

Sohu Management Sogou Share Option Arrangement

Under an arrangement (the “Sohu Management Sogou Share Option Arrangement”) that was approved by the boards of directors of Sohu and Sogou in March 2011, Sohu has the right to provide to members of Sohu’s Board of Directors, management and other key employees of the Sohu, and certain members of management and other key employees of Sogou the opportunity to purchase from Sohu up to 12,000,000 Sogou Class A Ordinary Shares at a fixed exercise price of $0.625 or $0.001 per share. Of these 12,000,000 Sogou Class A Ordinary Shares, 8,800,000 are Sogou Class A Ordinary Shares previously held by Sohu and 3,200,000 are Sogou Class A Ordinary Shares that were newly-issued on April 14, 2011 by Sogou to Sohu at a price of $0.625 per share, or a total of $2.0 million. As of December 31, 2018, Sohu had contractually granted options for the purchase of 8,305,000 Sogou Class A Ordinary Shares under the Sohu Management Sogou Share Option Arrangement.

The options contractually granted under the Sohu Management Sogou Share Option Arrangement may be placed in one of the following two categories:

(i)

Performance-based options, which vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group’s achievement of performance targets for the corresponding period. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(ii)	Service-based options, which were granted to members of Sohu’s Board of Directors. All of these share options vested and became exercisable in 2015, as the service period requirement had been met.

A summary of the above two categories of Sogou’s share options as of December 31, 2018 is presented below:

	Contractually Granted (in thousands)	Granted (For Purposes of Share- based Compensation Expense) (in thousands)	Vested and Exercisable (in thousands)	Exercised (in thousands)
Performance-based options	8,290	8,290	8,290	8,290
Service-based options	15	15	15	6

Total	8,305	8,305	8,305	8,296

A summary of Sogou share option activity under the Sohu Management Sogou Share Option Arrangement as of and for the year ended December 31, 2018 is presented below:

	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2018	9	$0.001	7.38	$
Granted	0
Exercised	0
Forfeited or expired	0

Outstanding as of December 31, 2018	9	0.001	6.38		47

Vested as of December 31, 2018	9	0.001	6.38		47

Exercisable as of December 31, 2018	9	0.001	6.38		47

Note (1): The aggregate intrinsic values in the preceding table represent the difference between Sogou’s closing price of $5.25 per Class A ordinary share on December 31, 2018 and the exercise prices of the options.

For the years ended December 31, 2018, 2017 and 2016, total share-based compensation expense recognized for Sogou share options under the Sohu Management Sogou Share Option Arrangement was nil, nil and $0.4 million, respectively. As of December 31, 2018, there was no unrecognized compensation expense related to unvested Sogou share options. For the years ended December 31, 2018, 2017 and 2016, the total fair values of the Sogou share options under the Sohu Management Sogou Share Option Arrangement vested on their respective vesting dates were nil, nil, and $0.5 million, respectively. For the years ended December 31, 2018, 2017 and 2016, total intrinsic value of options exercised was nil, $0.2 million, and $4.5 million, respectively.

The method used to determine the fair value of Sogou share options granted under the Sohu Management Sogou Share Option Arrangement was the same as the method used for the Sogou share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the binomial valuation model as presented below. There was no share-based compensation expense recognized under the Sohu Management Sogou Share Option Arrangement for the year ended December 31, 2017 and 2018.

Assumptions Adopted	2016
Average risk-free interest rate	2.01%~2.15%
Exercise multiple	2~3
Expected forfeiture rate (post-vesting)	0%
Weighted average expected option life	6
Volatility rate	43%~47%
Dividend yield	0%
Weighted average fair value of share options	3.02

Option Modification

In the first and second quarter of 2013, a portion of the Sogou share options granted under the Sogou 2010 Share Incentive Plan and the Sohu Management Sogou Share Option Arrangement were exercised early, and the resulting Sogou ordinary shares were transferred to trusts with the original option grantees as beneficiaries. The trusts will distribute the Sogou ordinary shares to those beneficiaries in installments based on the vesting requirements under the original option agreements. Although these trust arrangements caused a modification of the terms of these Sogou share options, the modification was not considered substantive. Accordingly, no incremental fair value related to these Sogou ordinary shares resulted from the modification, and the remaining share-based compensation expense for these Sogou ordinary shares continued to be recognized over the original remaining vesting period.

As of December 31, 2018, 6,405,000 Sogou Class A Ordinary Shares that were purchased upon the early exercise of options granted under the Sogou 2010 Share Incentive Plan remained unvested in accordance with the vesting requirements under the original option agreements. All Sogou Class A Ordinary Shares issued upon such early exercise that have become vested have been included in the disclosures under the headings “Sogou 2010 Share Incentive Plan” and “Sohu Management Sogou Share Option Arrangement” above.

In the first quarter of 2018, Sogou changed the vesting conditions of options for the purchase of 2,181,192 Sogou Class A Ordinary Shares contractually granted under the Sogou 2010 Share Incentive Plan by removing as a condition of vesting Sogou’s achievement of performance targets for the period corresponding to the vesting schedule. Of these options, options for the purchase of 1,601,427 Sogou Class A Ordinary Shares had not been deemed granted, because their performance targets for the current period had not been set, so the removal of the performance targets resulted in these options becoming subject to vesting only upon service-period requirements being met and being deemed granted immediately upon the effectiveness of the changes. For the remaining options for the purchase of 579,765 Sogou Class A Ordinary Shares, which had been deemed granted, the removal of the performance targets constituted a modification. The modification was not considered substantive, because their performance targets had been achieved before the modification. Based on valuation results, no incremental fair value related to these Sogou ordinary shares was recognized in connection with the modification, and the remaining share-based compensation expense for these Sogou ordinary shares continued to be recognized over the remaining vesting period.

Sogou Share Repurchase Transaction

In January 2017, Sogou repurchased 720,000 of its Pre-IPO Class A Ordinary Shares from the former President and Chief Financial Officer of the Sohu Group for an aggregate price of $7.2 million. Approximately $4.0 million incremental share-based compensation expense associated with the repurchase, which was made pursuant to letter agreements entered into in 2016 between the Sohu Group and the former President and Chief Financial Officer of the Sohu Group in connection with her resignation, which amount is equal to the excess of the repurchase price over the fair value of Sogou Pre-IPO Class A Ordinary Shares as of the repurchase date, related to events occurring in 2016 and was recorded in the Sohu Group’s statements of comprehensive income for the first quarter of 2017. The Group assessed the impact and determined that it was not material to the quarter ended December 31, 2016, the year ended December 31, 2016, or the year ended December 31, 2017.

Tencent Share-based Awards Granted to Employees Who Transferred to Sogou with the Soso Search and Search-related Businesses

Certain persons who became Sogou employees when Tencent’s Soso search and search-related businesses were transferred to Sogou on September 16, 2013 had been granted restricted share units under Tencent’s share award arrangements prior to the transfer of the businesses. Following the transfer of the businesses, these Tencent restricted share units will continue to vest under the original Tencent share award arrangements provided the transferred employees continue to be employed by Sogou during the requisite service period. After the transfer of the Soso search and search-related businesses to Sogou, Sogou applied the guidance in ASC 505-50 to measure the related compensation expense, which is deemed to have been incurred by Tencent as an investor on Sogou’s behalf, based on the fair value at each reporting date. To determine the then-current fair value of the Tencent restricted share units granted to these employees, the public market price of the underlying shares at each reporting date was applied.

For the years ended December 31, 2018, 2017 and 2016, share-based compensation expense of $0.1 million, $0.7 million and $0.8 million, respectively, related to these Tencent restricted share units was recognized in the Group’s consolidated statements of comprehensive income. As of December 31, 2018, there were no unvested Tencent restricted share units held by employees of Sogou and there was no unrecognized compensation expense related to these unvested restricted share units.

3) Changyou.com Limited Share-based Awards

Changyou 2008 Share Incentive Plan

Changyou’s 2008 Share Incentive Plan (the “Changyou 2008 Share Incentive Plan”) originally provided for the issuance of up to 2,000,000 Changyou ordinary shares, including Changyou ordinary shares issued pursuant to the exercise of share options and upon vesting and settlement of restricted share units. The 2,000,000 reserved Changyou ordinary shares became 20,000,000 Changyou ordinary shares in March 2009 when Changyou effected a ten-for-one share split of its ordinary shares. Most of the awards granted under the Changyou 2008 Share Incentive Plan vest over a period of four years. The maximum term of any share right granted under the Changyou 2008 Share Incentive Plan is ten years from the grant date. The Changyou 2008 Share Incentive Plan expired in August 2018 and is no longer available for granting new share-based awards.

All of the restricted Changyou ordinary shares and restricted share units granted under the Changyou 2008 Share Incentive Plan were vested as of December 31, 2017, as the requisite service period for all these awards had been completed. There has been no share-based compensation expense recognized under the Changyou 2008 Share Incentive Plan since then.

Changyou 2014 Share Incentive Plan

On June 27, 2014, Changyou reserved 2,000,000 of its Class A ordinary shares under the Changyou.com Limited 2014 Share Incentive Plan (the “Changyou 2014 Share Incentive Plan”) for the purpose of making share incentive awards to certain members of its management and key employees. On November 2, 2014, Changyou’s Board approved an increase in the number of Class A ordinary shares reserved under the Changyou 2014 Share Incentive Plan from 2,000,000 to 6,000,000. The maximum term of any share right granted under the Changyou 2014 Share Incentive Plan is ten years from the grant date. The Changyou 2014 Share Incentive Plan will expire in June 2024. As of December 31, 2018, 3,023,000 shares were available for grant under the Changyou 2014 Share Incentive Plan.

i) Summary of Share Option Activity

On November 2, 2014, Changyou approved the contractual grant of an aggregate of 2,416,000 Class A restricted share units to certain members of its management and certain other employees. On February 16, 2015, Changyou’s Board of Directors approved the conversion of 2,400,000 of these Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. On June 1, 2015, Changyou’s Board of Directors approved the contractual grant of options for the purchase of an aggregate of 1,998,000 Class A ordinary shares to certain members of its management and certain other employees at an exercise price of $0.01. On July 28, 2016, Changyou’s Board of Directors approved the contractual grant of options for the purchase of an aggregate of 100,000 Class A ordinary shares to certain member of its management at an exercise price of $0.01. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. These Changyou share options are substantially similar to restricted share units except for the nominal exercise price, which would be zero for restricted share units.

Under ASC 718-10-25 and ASC 718-10-55, no grant date can be established until a mutual understanding is reached between the Company and the recipients clarifying the subjective performance requirements. If the service inception date preceded the grant date, compensation expense should be accrued beginning on the service inception date, and re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. To determine the fair value of these Changyou share options, the public market price of the underlying Changyou Class A ordinary shares at each reporting date is used and a binomial valuation model is applied.

As of December 31, 2018, 2,718,000 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense of $35.4 million for these granted share options was adjusted and fixed based on the aggregate amounts of the fair values of these granted share options at their respective grant dates.

A summary of share option activity under the Changyou 2014 Share Incentive Plan as of and for the year ended December 31, 2018 is presented below:

	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2018	947	$0.01	7.01	$17,240
Granted	719	0.01
Exercised	(1,065)	0.01
Forfeited or expired	0

Outstanding as of December 31, 2018	601	0.01	5.98	5,487

Vested as of December 31, 2018	601	0.01		5,487

Exercisable as of December 31, 2018	601	0.01

Note (1): The aggregate intrinsic value in the preceding table represents the difference between Changyou’s closing price of $18.28 per ADS, or $9.14 per Class A ordinary share, on December 31, 2018 and the nominal exercise price of the share option.

For the years ended December 31, 2018, 2017 and 2016, total share-based compensation expense recognized for these share options under the Changyou 2014 Share Incentive Plan was negative $6.5 million, $17.4 million and $8.3 million, respectively. For the years ended December 31, 2018, 2017 and 2016, the total fair values of these Changyou share options vested on their respective vesting dates were $5.7 million, $14.8 million and $9.1 million, respectively. For the years ended December 31, 2018, 2017 and 2016, the total intrinsic value of share options exercised was $14.9 million, $10.3 million and $4.3 million, respectively.

4) Sohu Video Share-based Awards

On January 4, 2012, Sohu Video adopted the Video 2011 Share Incentive Plan, under which 25,000,000 ordinary shares of Sohu Video are reserved for the purpose of making share incentive awards to management and key employees of Sohu Video and to Sohu management. The maximum term of any share incentive award granted under the Video 2011 Share Incentive Plan is ten years from the grant date. The Video 2011 Share Incentive Plan will expire on January 3, 2022. As of December 31, 2018, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made and were subject to vesting in four equal installments, with each installment vesting upon a service period requirement being met, as well as Sohu Video’s achievement of performance targets for the corresponding period. For purposes of ASC 718-10-25, as of December 31, 2018, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. As of December 31, 2018, options for the purchase of 4,972,800 Sohu Video ordinary shares were vested.

For the years ended December 31, 2018, 2017 and 2016, total share-based compensation expense recognized for vested Sohu Video options under the Video 2011 Share Incentive Plan was negative $0.5 million, negative $0.3 million and $0.8 million, respectively.

The fair value as of December 31, 2018 and the Sohu Video options contractually granted to management and key employees of Sohu Video and to Sohu management was estimated on the reporting date using the binomial valuation model, with the following assumptions used:

Assumptions Adopted	2018
Average risk-free interest rate	3.19%
Exercise multiple	2.8
Expected forfeiture rate (post-vesting)	14%
Weighted average expected option life	3.0
Volatility rate	45.1%
Dividend yield	0
Fair value	0.53

18.	NONCONTROLLING INTEREST

Currently, the noncontrolling interests in the Sohu Group’s consolidated financial statements primarily consist of noncontrolling interests for Sogou and Changyou.

Noncontrolling Interest in the Consolidated Balance Sheets

As of December 31, 2017 and 2018, noncontrolling interest in the consolidated balance sheets was $1.07 billion and $0.96 billion, respectively.

	As of December 31,
	2017	2018
Sogou	$623,785	$686,503
Changyou	442,818	277,608

Total	$1,066,603	$964,111

Noncontrolling Interest of Sogou

As of December 31, 2018 and 2017, noncontrolling interest of Sogou of $686.5 million and $623.8 million, respectively, was recognized in the Sohu Group’s consolidated balance sheets, both representing an economic interest of 67% and 66%, respectively, in Sogou’s net assets held by shareholders other than Sohu and reflecting the reclassification of Sogou’s share-based compensation expense from shareholders’ additional paid-in capital to noncontrolling interest.

Noncontrolling Interest of Changyou

As of December 31, 2018 and 2017, noncontrolling interest of Changyou of $277.6 million and $442.8 million, respectively, was recognized in the Sohu Group’s consolidated balance sheets, representing a 33% and 32% economic interest for 2018 and 2017, respectively, in Changyou’s net assets held by shareholders other than Sohu and reflecting the reclassification of Changyou’s share-based compensation expense from shareholders’ additional paid-in capital to noncontrolling interest.

Noncontrolling Interest in the Consolidated Statements of Comprehensive Income /(Loss)

For the years ended December 31, 2018, 2017 and 2016, respectively, the Sohu Group had net income of $92.7 million, net income of $84.5 million and net income of $109.0 million, respectively, attributable to the noncontrolling interest in the consolidated statements of comprehensive income /(loss).

	Year Ended December 31,
	2016	2017	2018
Sogou	$61,403	$77,025	$65,586
Changyou	47,645	7,603	27,137
Other	0	(105)	0

Total	$109,048	$84,523	$92,723

Noncontrolling Interest of Sogou

For the years ended December 31, 2018, 2017 and 2016, respectively, a $65.6 million net income, a $77.0 million net income and a $61.4 million net income, respectively, attributable to the noncontrolling interest of Sogou was recognized in the Sohu Group’s consolidated statements of comprehensive income, representing Sogou’s net income /(loss) attributable to shareholders other than Sohu.

Noncontrolling Interest of Changyou

For the years ended December 31, 2018, 2017 and 2016, respectively, a $27.1 million net income, a $7.6 million net income and a $47.6 million net income, respectively, attributable to the noncontrolling interest of Changyou was recognized in the Sohu Group’s consolidated statements of comprehensive income /(loss), representing a 33%, 32% and 31%, economic interest, respectively, in Changyou attributable to shareholders other than Sohu.

19.	NET INCOME /(LOSS) PER SHARE

Basic net income /(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income /(loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares comprise shares issuable upon the exercise or settlement of share-based awards using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. The computation of diluted net income /(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income /(loss) per share. For the years ended December 31, 2016, 2017 and 2018, 232,488, 263,497 and 292,622 ordinary shares, respectively, potentially issuable upon the exercise or settlement of share-based awards using the treasury stock method were anti-dilutive and excluded from the denominator for calculation of diluted net loss per share.

Additionally, for purposes of calculating the numerator of diluted net income /(loss) per share, the net income /(loss) attributable to Sohu is adjusted as follows. The adjustment will not be made if there is an anti-dilutive effect.

Sogou’s Net Income/(Loss) Attributable to Sohu

Before Sogou’s IPO

Before Sogou’s IPO, Sogou’s net income /(loss) attributable to Sohu was determined using the percentage that the weighted average number of Sogou shares held by Sohu. represented of the weighted average number of Sogou Pre-IPO Preferred Shares and Sogou Pre-IPO Ordinary Shares outstanding, shares issuable upon the conversion of convertible preferred shares under the if-converted method, and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and was not determined by allocating Sogou’s net income /(loss) to Sohu using the methodology for the calculation of net income /(loss) attributable to the Sogou noncontrolling shareholders.

After Sogou’s IPO

After Sogou’s IPO, Sogou’s net income /(loss) attributable to Sohu is determined using the percentage that the weighted average number of Sogou shares held by Sohu represents of the weighted average number of Sogou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Sogou, which is used for the calculation of basic net income per share.

In the calculation of Sohu’s diluted net income /(loss) per share, assuming a dilutive effect, the percentage of Sohu’s shareholding in Sogou was calculated by treating convertible preferred shares issued by Sogou as having been converted at the beginning of the period and unvested Sogou share options with the performance targets achieved as well as vested but unexercised Sogou share options as having been exercised during the period. The dilutive effect of share-based awards with a performance requirement was not considered before the performance targets were actually met. The effect of this calculation is presented as “incremental dilution from Sogou” in the table below. Assuming an anti-dilutive effect, all of these Sogou shares and share options are excluded from the calculation of Sohu’s diluted income /(loss) per share. As a result, Sogou’s net income /(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income /(loss) per share.

For the year ended December 31, 2018, all of the Sogou share options had a dilutive effect, and therefore were included in the calculation of Sohu.com Limited’s diluted net income /(loss) per share. This impact is presented as “incremental dilution from Sogou” in the table below.

Changyou’s Net Income/(Loss) Attributable to Sohu

Changyou’s net income /(loss) attributable to Sohu is determined using the percentage that the weighted average number of Changyou shares held by Sohu represents of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Changyou, which is used for the calculation of basic net income per share.

In the calculation of Sohu’s diluted net income /(loss) per share, assuming a dilutive effect, all of Changyou’s existing unvested restricted share units and share options, and vested restricted share units and share options that have not yet been settled, are treated as vested and settled by Changyou under the treasury stock method, causing the percentage of the weighted average number of shares held by Sohu in Changyou to decrease. As a result, Changyou’s net income /(loss) attributable to Sohu on a diluted basis decreased accordingly. The effect of this calculation is presented as “incremental dilution from Changyou” in the table below. Assuming an anti-dilutive effect, all of these Changyou restricted share units and share options are excluded from the calculation of Sohu’s diluted net income /(loss) per share. As a result, Changyou’s net income /(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income /(loss) per share.

For the year ended December 31, 2018, all of these Changyou restricted share units and share options had an dilutive effect, and therefore were included in the calculation of Sohu.com Limited’s diluted net income /(loss) per share. This impact is presented as “incremental dilution from Changyou” in the table below.

The following table presents the calculation of the Sohu Group’s basic and diluted net loss per share (in thousands, except per share data).

	Year Ended December 31,
	2016	2017	2018
Numerator:
Net loss attributable to Sohu.com Limited, basic	$(224,021)	$(554,526)	$(160,082)
Effect of dilutive securities:
Incremental dilution from Sogou	0	(1,233)	(496)
Incremental dilution from Changyou	(1,639)	(31)	(382)

Net loss attributable to Sohu.com Limited, diluted	$(225,660)	$(555,790)	$(160,960)

Denominator:
Weighted average basic ordinary shares outstanding	38,706	38,858	38,959
Effect of dilutive securities:
Share options and restricted share units	0	0	0

Weighted average diluted ordinary shares outstanding	$38,706	$38,858	$38,959

Basic net loss per share attributable to Sohu.com Limited	$(5.79)	$(14.27)	$(4.11)

Diluted net loss per share attributable to Sohu.com Limited	$(5.83)	$(14.30)	$(4.13)

20.	CHINA CONTRIBUTION PLAN

The Sohu Group’s subsidiaries and consolidated VIEs in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Group’s subsidiaries and consolidated VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group’s China-based subsidiaries and consolidated VIEs have no further commitments beyond their monthly contributions. For the years ended December 31, 2018, 2017 and 2016, the Group’s China based subsidiaries and consolidated VIEs contributed a total of $152.3 million, $139.2 million and $131.6 million, respectively, to these funds.

21.	PROFIT APPROPRIATION

The Sohu Group’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable reserve funds.

In accordance with the China Foreign Investment Enterprises laws, those of the Group’s China-based subsidiaries that are considered under PRC law to be WFOEs are required to make appropriations from their after-tax profit as determined under generally accepted accounting principles in the PRC (the “after-tax-profit under PRC GAAP”) to non-distributable reserve funds, including (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as general reserve fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriation for the other two reserve funds is at the Group’s discretion as determined by the Board of Directors of each entity.

Pursuant to the China Company Laws, those of the Group’s China-based subsidiaries that are considered under PRC law to be domestically funded enterprises, as well as the Group’s VIEs, are required to make appropriations from their after-tax-profit under PRC GAAP to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as statutory surplus fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by the Board of Directors of each entity.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable entity.

For the years ended December 31, 2018, 2017 and 2016, the total amount of profits contributed to these funds by the Group was $7.3 million, $12.0 million and $4.3 million, respectively. As of December 31, 2018 and 2017, the total amount of profits contributed to these funds by the Group was $70.3 million and $63.0 million, respectively.

As a result of these and other restrictions under PRC laws and regulations, the Group’s China-based subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets in the form of non-distributable reserve funds to the Company in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from its China-based subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its China-based subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or make distributions to its shareholders.

22.	CONCENTRATION RISKS

Because its operations are substantially conducted in the PRC, the Sohu Group is subject to PRC-related political, economic and legal risks. Besides these risks, the Sohu Group may also have the following concentration risks.

Operation Risk

For the years ended December 31, 2018, 2017 and 2016, there were no revenues from customers that individually represent greater than 10% of the total online advertising revenues.

For the year ended December 31, 2018, revenues from TLBB were $200.9 million, accounting for approximately 52% of Changyou’s online game revenues, approximately 41% of Changyou’s total revenues and approximately 11% of the Sohu Group’s total revenues. For the year ended December 31, 2018, revenues from Legacy TLBB Mobile were $101.6 million, accounting for approximately 26% of Changyou’s online game revenues, approximately 21% of Changyou’s total revenues, and approximately 5% of the Sohu Group’s total revenues.

Financial instruments that potentially subject the Sohu Group to concentration risks consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents in Sohu Group are mainly denominated in RMB and in U.S. dollars. Short-term investments are denominated in RMB. The Group may experience economic losses and negative impacts on earnings and equity as a result of fluctuations in the exchange rate between the U.S. dollar and the RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

Credit Risk

As of December 31, 2018, approximately 60% of the Sohu Group’s cash and cash equivalents and short-term investments were held in 17 financial institutions in Mainland China. The remaining cash and cash equivalents and short-term investments were held primarily in financial institutions in Hong Kong and Macao.

As of December 31, 2017, approximately 58% of the Sohu Group’s cash and cash equivalents and short-term investments were held in 19 financial institutions in Mainland China. The remaining cash and cash equivalents and short-term investments were held primarily in financial institutions in Hong Kong and Macao.

The Sohu Group holds its cash and bank deposits at Chinese financial institutions that are among the largest and most respected in the PRC and at international financial institutions with high ratings from internationally-recognized rating agencies. The management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves.

Management expects that any additional institutions that the Sohu Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Sohu Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2018 and 2017, the Sohu Group held its cash and bank deposits in different financial institutions and held no more than approximately 35% and 30%, respectively, of its total cash at any single institution.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis.

For the credit risk related to accounts receivable, the Sohu Group performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses. Historically, such losses have been within management’s expectations.

23.	RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (see Note 21) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2018, the Group had restricted net assets in the amount of $588.4 million.

24.	SUBSEQUENT EVENTS

On March 15, 2019, Changyou’s board of directors approved a plan for Changyou to cease operation of RaidCall. The shutdown of RaidCall will not be recorded as a discontinued operation, and Changyou does not expect to incur additional expenses for RaidCall, other than out-of-pocket expenses in connection with the shutdown process.

25.	ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of Sohu.com Limited have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries and VIEs under the equity method of accounting. Such investments and long-term loans to subsidiaries and VIEs are presented on the balance sheet as “Interests in subsidiaries and VIEs” and the loss of the subsidiaries and VIEs is presented as “Share of loss of subsidiaries and VIEs” in the statement of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these financial statements should be read in conjunction with the notes to the Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2017 and 2018, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

SOHU.COM LIMITED

CONDENSED BALANCE SHEETS

(In thousands)

	As of December 31,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	$2,845	$16,492
Prepaid and other current assets	2,285	1,169
Due from subsidiaries and VIEs	3,806	470,649

Total current assets	8,936	488,310
Interests in subsidiaries and VIEs	971,163	224,679
Other assets, net	0	27,736

Total assets	$980,099	$740,725

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	5,482	7,471
Long-term liabilities	223,983	144,414

Total liabilities	229,465	151,885

Shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 38,898 shares and 39,229 shares, respectively, issued and outstanding as of December 31, 2017 and 2018)	45	39
Additional paid-in capital	1,098,455	958,883
Treasury stock (5,890 shares and nil as of December 31, 2017 and 2018, respectively)	(143,858)	0
Accumulated other comprehensive income	38,212	24,719
Accumulated deficit	(242,220)	(394,801)

Total shareholders’ equity	750,634	588,840

Total liabilities and shareholders’ equity	$980,099	$740,725

SOHU.COM LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2016	2017	2018
Revenues	$0	$0	$0
Cost of revenues	0	0	0

Gross profit	0	0	0

Operating expenses:
General and administrative	8,845	8,824	12,206

Operating loss	(8,845)	(8,824)	(12,206)
Share of loss of subsidiaries and VIEs	(217,408)	(331,106)	(232,307)
Other income /(expense)	(54)	71	22
Interest income	107	152	5,865

Loss before income tax expense/(benefit)	(226,200)	(339,707)	(238,626)
Income tax expense/(benefit)	(2,179)	214,819	(78,544)

Net loss	(224,021)	(554,526)	(160,082)

Other comprehensive income /(loss)	(46,931)	34,992	(13,494)

Comprehensive loss	$(270,952)	$(519,534)	$(173,576)

SOHU.COM LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2016	2017	2018
Cash flows from operating activities:
Net loss	$(224,021)	$(554,526)	$(160,082)
Adjustments to reconcile net loss to net cash provided by operating activities:
Investment loss from subsidiaries and VIEs	217,408	331,106	232,307
Share-based compensation expense /(benefit)	1,309	(814)	(1,916)
Others	0	0	(993)
Changes in current assets and liabilities:
Due from subsidiaries and VIEs	0	0	(2,963)
Prepaid and other current assets	842	3,933	(3,996)
Tax liabilities	(2,014)	222,350	(79,569)
Accrued liabilities	(630)	(8,194)	1,892

Net cash used in operating activities	(7,106)	(6,145)	(15,320)

Net decrease in cash, cash equivalents, restricted cash and restricted time deposits	(7,106)	(6,145)	(15,320)
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of year	16,096	8,990	2,845
Cash and cash equivalents, restricted cash and restricted time deposits of Sohu.com Limited at the date of the liquidation of Sohu.com Inc.	0	0	29,207

Cash, cash equivalents, restricted cash and restricted time deposits at end of year	$8,990	$2,845	$16,732

Reconciliation of cash, cash equivalents, and restricted time deposits to the condensed balance sheets:
Cash and cash equivalents	$8,990	$2,845	$16,492
Restricted time deposits included in other assets	0	0	240

Total cash, cash equivalents, restricted cash and restricted time deposits at end of year	$8,990	$2,845	$16,732