Form 20-F
period 2019-12-31
Sohu.com Ltd
filed 2020-04-21
CIK 1734107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Beijing 100190

Telephone: (011) 8610-6272 6666

Email: IR@sohu-inc.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading Symbol(s))	(Name of each exchange on which registered)
American Depositary Shares, each representing one ordinary share, par value US$0.001 per share	SOHU	The Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 39,268,698 ordinary shares, par value $0.001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Section.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our,” “our company,” “our Group,” the “Sohu Group,” the “Group,” and “Sohu” refer to Sohu.com Limited (or our predecessor Sohu.com Inc., as applicable), and unless the context requires otherwise, include its subsidiaries and variable interest entities. Sohu.com Inc., a Delaware corporation, was dissolved on May 31, 2018 and Sohu.com Limited, which before then was a direct wholly-owned subsidiary of Sohu.com Inc., replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group. See “Information on the Company— History and Development of the Company” in Item 4 of this annual report.

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

•

“DAU,” for active users quoted from iResearch, for any given month, refers to the average number of active users per day during that month. A user who uses the applicable product more than once in a day is counted as one active user for that day. Each distinguishable device or application is treated as a separate user for purposes of calculating such DAU;

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

•

“MAU,” for active users quoted from iResearch, for any given month, refers to the number of active users during that month. A user who uses the applicable product more than once in a month is counted as one active user for that month. Each distinguishable device or application is treated as a separate user for purposes of calculating such MAU;

•	“Memorandum and Articles of Association” refers to our Amended and Restated Memorandum of Association and our Amended and Restated Articles of Association;

•	“MMORPGs” refers to massively multiplayer online role-playing games;

•	“Offshore” refers to nations and territories outside of Mainland China, and for this purpose includes Hong Kong, Macau, and Taiwan;

•

“Paid clicks” refers to the number of paid clicks, including clicks by users on advertisers’ promotional links displayed on Sogou’s search result pages and other Internet properties and third parties’ Internet properties;

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

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“RMB” refers to the Renminbi, which is the legal currency of China;

•	“Sogou” refers to Sogou Inc., a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entities, or VIEs;

•	“Sogou Pre-IPO Class A Ordinary Shares” refers to the Sogou Class A ordinary shares that were authorized and outstanding prior to the completion of Sogou’s IPO;

•	“Sogou Pre-IPO Class B Ordinary Shares” refers to the Sogou Class B ordinary shares that were authorized and outstanding prior to the completion of Sogou’s IPO;

•	“Sogou Pre-IPO Ordinary Shares” refers to the Sogou Pre-IPO Class A Ordinary Shares and the Sogou Pre-IPO Class B Ordinary Shares;

•	“Sogou Pre-IPO Series A Preferred Shares” refers to the Sogou Series A Preferred Shares that were authorized and outstanding prior to the completion of Sogou’s IPO;

•	“Sogou Pre-IPO Series B Preferred Shares” refers to the Sogou Series B preferred shares that were authorized and outstanding prior to the completion of Sogou’s IPO;

•	“Sogou Pre-IPO Preferred Shares” refers to the Sogou Pre-IPO Series A Preferred Shares and the Sogou Pre-IPO Series B Preferred Shares, collectively;

•	“Sogou Class A Ordinary Shares” refers to the Sogou Class A Ordinary Shares, which carry one vote per share;

•	“Sogou Class B Ordinary Shares” refers to the Sogou Class B Ordinary Shares which carry ten votes per share;

•	“Tencent” refers to Tencent Holdings Limited and its subsidiaries under International Financial Reporting Standards;

•	“Tian Long Ba Bu,” refers to the popular novel of that name by the famous Chinese writer Louis Cha;

•	“TLBB” refers to the PC game developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB 3D” refers to a mobile game that was developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB Honor” refers to another mobile game that was developed based on the title and characters of Tian Long Ba Bu, which adopts an innovative portrait interface;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“U.S. TCJA” refers to the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017; and

•	“VIE” refers to an entity that is a variable interest entity under U.S. GAAP, including a subsidiary of an entity that is a variable interest entity under U.S. GAAP.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income/(loss) for the years ended December 31, 2017, 2018 and 2019 and audited consolidated balance sheets as of December 31, 2018, and 2019.

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

Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017, trading under the symbol “SOGO.”

Changyou completed its IPO on NASDAQ in April 2009, trading under the symbol “CYOU.” On April 17, 2020, we acquired all outstanding shares of Changyou that we did not already beneficially own pursuant to the merger (the “Changyou Merger”) of an indirect newly-formed wholly-owned subsidiary (“Changyou Merger Co.”) with and into Changyou, with Changyou being the company surviving the Changyou Merger, and resulting in Changyou being delisted from NASDAQ and continuing as a privately-held company wholly-owned directly and indirectly by us.

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

Selected Consolidated Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018, and 2019 and the consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the years ended December 31, 2015 and 2016 and our consolidated balance sheets data as of December 31, 2015, 2016, and 2017 have been derived from prior-period consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not indicate the results that may be expected for any future periods.

As of August 12, 2019, we deconsolidated Changyou’s cinema advertising business as a result of Changyou ceasing the business’s operations. Accordingly, the historical financial results of the cinema advertising business for periods from January 1, 2017 to August 12, 2019 are reflected in our audited consolidated financial statements included in this annual report as discontinued operations, and historical results discussed elsewhere in this annual report exclude such results unless they are expressly included.

Selected Consolidated Statements of Comprehensive Income /(Loss) Data

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(In thousands, except per ADS data)
Statements of Comprehensive Income Data:
Revenues:
Online advertising:
Brand advertising	$577,114	$447,964	$314,112	$231,945	$174,861
Search and search-related advertising	539,521	597,133	801,199	1,022,456	1,072,860
Subtotal of online advertising revenues	1,116,635	1,045,097	1,115,311	1,254,401	1,247,721
Online games	636,846	395,709	449,533	389,788	440,902
Others	141,037	141,091	204,745	168,638	156,824

Total revenues	1,894,518	1,581,897	1,769,589	1,812,827	1,845,447
Cost of revenues (1):
Online advertising:
Brand advertising	383,187	371,066	363,624	184,473	126,406
Search and search-related advertising	238,944	290,158	412,904	664,164	703,144
Subtotal of cost of online advertising revenues	622,131	661,224	776,528	848,637	829,550
Online games	156,315	96,168	62,775	60,981	88,992
Others	51,387	56,457	110,965	72,868	63,553

Total cost of revenues	829,833	813,849	950,268	982,486	982,095

Gross profit	1,064,685	768,048	819,321	830,341	863,352

Operating expenses:
Product development (1)	398,143	353,144	412,173	441,161	419,114
Sales and marketing (1)	372,572	418,427	390,423	380,290	340,840
General and administrative (1)	170,829	116,301	119,041	108,764	95,773
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	40,324	0	86,882	16,369	7,245

Total operating expenses	981,868	887,872	1,008,519	946,584	862,972

Operating profit /(loss)	82,817	(119,824)	(189,198)	(116,243)	380

Other income /(expense), net	74,859	(10,893)	6,697	64,724	21,948
Interest income	30,642	22,499	24,138	24,074	10,546
Interest expense	(7,184)	(1,356)	(4,088)	(17,538)	(14,370)
Exchange difference	5,337	12,803	(14,385)	9,026	3,279

Income /(loss) before income tax expense /(benefit)	186,471	(96,771)	(176,836)	(35,957)	21,783
Income tax expense /(benefit)	76,260	23,340	272,636	(13,433)	31,176

Net income /(loss) from continuing operations	110,211	(120,111)	(449,472)	(22,524)	(9,393)
Net income /(loss) from discontinued operations, net of tax	(1,356)	5,138	(20,531)	(44,835)	(33,998)

Net income /(loss)	108,855	(114,973)	(470,003)	(67,359)	(43,391)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders	146,982	107,434	91,076	107,318	117,177
Dividend or deemed dividend to noncontrolling Sogou Pre-IPO Series A Preferred shareholders	11,911	0	0	0	0
Less: Net income /(loss) from discontinued operations attributable to the noncontrolling interest shareholders	(440)	1,614	(6,553)	(14,595)	(11,232)

Net loss from continuing operations attributable to Sohu.com Limited	$(48,682)	$(227,545)	$(540,548)	$(129,842)	$(126,570)

Net income /(loss) from discontinued operations attributable to Sohu.com Limited	(916)	3,524	(13,978)	(30,240)	(22,766)

Net loss attributable to Sohu.com Limited	(49,598)	$(224,021)	$(554,526)	$(160,082)	$(149,336)

Net income /(loss)	$108,855	$(114,973)	$(470,003)	$(67,359)	$(43,391)
Other comprehensive income /(loss)	(87,655)	(77,155)	68,429	(37,339)	(13,069)

Comprehensive income /(loss)	21,200	(192,128)	(401,574)	(104,698)	(56,460)

Less: Comprehensive income attributable to noncontrolling interest shareholders	118,138	78,824	117,960	61,376	93,244
Dividend or deemed dividend to noncontrolling Sogou Pre-IPO Series A Preferred shareholders	11,911	0	0	0	0

Comprehensive loss attributable to Sohu.com Limited.	(108,849)	(270,952)	(519,534)	(166,074)	(149,704)
Basic net loss per ADS
Continuing operations	$(1.26)	$(5.88)	$(13.91)	$(3.33)	$(3.22)
Discontinued operations	(0.02)	0.09	(0.36)	(0.78)	(0.58)
Net loss per share	(1.28)	(5.79)	(14.27)	(4.11)	(3.80)

Shares used in computing basic net loss per ADS	38,598	38,706	38,858	38,959	39,249

Diluted net loss per ADS
Continuing operations	$(1.29)	$(5.92)	$(13.95)	$(3.36)	$(3.25)
Discontinued operations	(0.03)	0.09	(0.35)	(0.77)	(0.58)
Net loss per share	(1.32)	(5.83)	(14.30)	(4.13)	(3.83)

Shares used in computing diluted net loss per ADS	38,598	38,706	38,858	38,959	39,249

(1)	Share-based compensation expenses are included in the following financial statements line items:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(In thousands)
Cost of revenues	$1,748	$366	$198	$(69)	$615
Product development expenses	19,344	9,184	23,547	6,131	12,063
Sales and marketing expenses	3,054	2,394	5,915	405	3,398
General and administrative expenses	29,297	7,176	15,817	(4,372)	2,175

The negative amounts in the table above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date.

Selected Consolidated Balance Sheet Data

	As of December 31,
	2015	2016	2017	2018	2019
	(In thousands)
Balance Sheets Data:
Cash and cash equivalents	$1,244,674	$1,050,809	$1,363,853	$819,485	$305,126
Restricted cash	0	0	3,928	3,539	8,661
Restricted time deposits	363,979	269	271	244,179	240
Working capital	835,144	918,520	1,474,699	1,133,680	916,875
Total assets	3,063,685	2,590,679	3,439,943	3,370,847	2,689,790
Short-term bank loans	344,500	0	61,216	129,677	114,528
Long-term bank loans	0	0	122,433	302,323	0
Total liabilities	1,332,933	1,032,884	1,622,706	1,817,896	1,382,873
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 38,653 shares, 38,742 shares, 38,898 shares, 39,229 shares, and 39,269 shares, respectively, issued and outstanding as of December 31, 2015, 2016, 2017, 2018 and 2019)	45	45	45	39	39
Total Sohu.com Limited shareholders’ equity	1,241,022	993,580	750,634	588,840	428,454
Noncontrolling interest	489,730	564,215	1,066,603	964,111	878,463
Total shareholders’ equity	1,730,752	1,557,795	1,817,237	1,552,951	1,306,917

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

Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors which could have an adverse impact on our business. Our online advertising revenue often fluctuates as our advertisers adjust their online marketing spending as their industries go through business and economic cycles. We rely on third-party providers for high-quality news, video, audio and text content in order to make our Internet platforms, which include our Websites and our applications optimized for mobile devices, or Mobile Apps, more attractive to users and advertisers. In recent years, video content costs escalated sharply and adversely affected our operating results. Our video strategy has gradually shifted from purchasing expensive head content to self-producing content, which generally generates less user traffic and revenues than purchased content does and has adversely affected, and may continue to adversely affect, our brand advertising revenues. Sogou incurred substantial traffic acquisition costs to expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, and we expect such increases to continue. A significant portion of our online game revenue is attributable to Changyou’s PC game TLBB. However, the popularity of PC games continues to decline as game players have switched to mobile devices to access online games. Despite Changyou’s efforts to improve TLBB, our game players have nevertheless lost interest in it over time and TLBB’s popularity, revenues and profitability have continued to decline. If Changyou fails to improve and update TLBB on a timely basis, or if Changyou’s competitors introduce more popular games, including mobile games, catering to Changyou’s game-player base, the decline in TLBB’s popularity can be expected to accelerate, which could cause a significant decrease in our revenues.

We depend on revenues from Sogou’s search and search-related advertising services and from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.

For the year ended December 31, 2019, 58% of our total revenues were derived from Sogou’s search and search-related advertising services, and 17% of our total revenues and 72% of our online game revenues were derived from TLBB and Legacy TLBB Mobile. If Sogou’s search and search-related advertising revenues do not continue to grow or if they decrease, if Changyou’s revenues from TLBB and Legacy TLBB Mobile continue to decline as they have in recent years, or if Changyou’s online game revenues from games other than TLBB and Legacy TLBB Mobile do not grow or if they decrease, our revenues, net income, and operating cash flows will be adversely affected. Furthermore, any interruptions in Sogou’s search and search-related advertising services or in TLBB’s and Legacy TLBB Mobile’s operations could cause significant decreases in our revenues, net income, and operating cash flow. For example, Sogou suspended part of its advertising services for 10 days in July 2018 in order to implement remedial measures to ensure compliance with government regulations following a government investigation into certain non-compliant advertisements created by a third party unrelated to Sogou and displayed on Sogou’s platform. See “Risks Related to Sogou Inc.—Sogou Risks Related to China’s Regulatory and Economic Environment—Sogou may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through its search results.”

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

We have many competitors in the PRC Internet market, including among others Alibaba, Baidu, and Tencent, which are the three dominant Internet companies in China, as well as 37 Interactive Entertainment (Shanghai) Technology Co., Ltd., 58.com, Autohome, BitAuto, Bilibili, Ctrip, Douyin, Douyu, Fang, Giant Network Group Co., Ltd., Huya, IGG Inc., iQIYI, Kalends Inc., Kingsoft, Kuaishou, Leju, Meituan Dianping, NetEase, Perfect World Co., Ltd., Phoenix, Qutoutiao, Qunar, Sina, TouTiao, YOOZOO GAMES Co., Ltd., Youku, YY, and Zhejiang Century Huatong Group Co., Ltd. (formerly known as Shanda Games Limited). We compete with our peers and competitors in China primarily on the following basis:

•	access to financial resources;

•	gateway to a host of Internet user activities;

•	technological advancements;

•	attractiveness of products;

•	brand recognition;

•	volume of traffic and users;

•	quality of Internet platforms and content;

•	strategic relationships;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	talent of staff; and

•	pricing;

Our competitors may have certain competitive advantages over us including:

•	greater brand recognition among Internet users and clients;

•	better products and services;

•	larger user and advertiser bases;

•	more extensive and well -developed marketing and sales networks; and

•	substantially greater financial and technical resources.

Our existing competitors may in the future achieve greater market acceptance and gain a greater market share through launching of new products, introducing new technologies, or forming alliances among themselves, or may enhance their ability to compete with us through mergers and acquisitions or financing activities. For example, during the past few years, many of our competitors have successfully raised significant amounts of capital through IPOs, follow-on public equity offerings, and convertible bond offerings. Several of our competitors have also conducted private placements of equity or debt that included alliances with larger partners who are able to bring them strategic advantages in addition to financing. By enhancing their capital bases and forming strategic alliances, our competitors have strengthened their competitiveness and gained greater brand recognition. Recently some of our major competitors have engaged in or initiated transactions that could make it more difficult for us to compete against them effectively. For example, investments in Qutoutiao by Tencent in March 2018 and by Alibaba in March 2019 provided Qutoutiao with considerably greater strategic benefits than were previously available to it for developing and expanding its mobile content business, which benefits we are unlikely to be able to match.

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

Our strategy of acquiring complementary assets, technologies and businesses or making other strategic investments may fail and result in impairment losses.

As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing businesses. Our acquisitions could result in the use of substantial amounts of cash, issuance of potentially dilutive equity securities, significant impairment losses related to goodwill or amortization expenses related to intangible assets and exposure to undisclosed or potential liabilities of acquired companies. Companies that we have invested in could be adversely affected by the novel coronavirus disease (“COVID-19”) outbreak, which may lead to impairment in the fair values of our investments and in turn adversely affect our financial condition and operating results. In 2014 Changyou recognized a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for acquired intangible assets related to RaidCall, and Changyou ceased RaidCall’s operations in the first quarter of 2019; in 2015 Changyou sold Doyo and recognized a $1.9 million impairment loss for goodwill; in 2015 Changyou recognized a $29.6 million impairment loss for goodwill and an $8.9 million impairment loss for acquired intangible assets relating to the MoboTap business; in 2017 Changyou recognized a further $83.5 million impairment loss for goodwill and a $3.4 million impairment loss for intangible assets relating to the MoboTap business, as a result of our management’s conclusion that expected synergies would not materialize; in 2018 Changyou recognized a $16.4 million impairment loss for goodwill relating to the 17173.com Website and sold MoboTap; and in 2019 Changyou ceased operation of its cinema advertising business, as the business had generated significant net losses in 2017 and 2018 and efforts to eliminate the losses were unsuccessful, and recognized a $17.0 million impairment loss related to the assets of the business. In 2019, Sohu recognized a $7.2 million impairment loss for a domain name related to the 56.com Website, mainly due to enhanced restrictions that Chinese regulatory authorities imposed on the broadcasting industry that had an adverse impact on the business of the 56.com Website. Also in 2019, the Sohu Group recognized a total of $34.1 million in impairment losses for equity investments in third-party entities.

We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other amortizable intangible assets.

We are required under U.S. GAAP to test for goodwill impairment annually or more frequently if facts and circumstances warrant a review. Currently our brand advertising business is losing money, and goodwill will be impaired if the losses continue. We are also required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. For example, we recognized impairment losses of $10.4 million and $4.0 million, respectively, in 2018 and 2019 with respect to Sohu Video’s purchased video content.

Any changes in accounting rules for share-based compensation, or any changes we make in our employee share incentive plans, may adversely affect our operating results, our stock price and our competitiveness in the employee marketplace.

Our performance is largely dependent on talented and highly skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate and retain highly skilled personnel for all areas of our organization. We have a history of using employee share options and restricted stock units to align employees’ interests with the interests of our shareholders and encourage quality employees to join us and retain our quality employees by providing competitive compensation packages. We have adopted guidance on accounting for share-based compensation that requires the measurement and recognition of compensation expense for all share-based compensation based on estimated fair values. As a result, our operating results contain a charge for share-based compensation expense related to employee share options and restricted share units. The recognition of share-based compensation in our statement of comprehensive income has had and will have a negative effect on our reported results and earnings per share, which can in turn negatively affect our ADS price. On the other hand, if we alter our employee share incentive plans to minimize share-based compensation expense, it may limit our ability to continue to use share-based awards as a tool to attract and retain our employees, which may adversely affect our operations. It is possible that there will be changes in the accounting rules for share-based compensation in the future that could have an adverse effect on our ADS price and our competitiveness in the employee marketplace.

Our failure to manage growth and adapt to evolving industry trends and business models could harm us.

The growth of personnel requires significant time and resource commitments from us and our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or anticipate our future growth, our business could be adversely affected. As we have approximately 7,800 employees, it can be difficult for us to fully monitor each employee’s behavior. In addition, as we have several branch offices in China, it is harder for us to monitor and regulate the overall behavior of our branch offices or of individual employees at such branch offices, to effectively implement our strategy to local offices and to manage the growth of these local operations. We cannot assure you that we will be able to maintain policies and procedures that are rigorous enough or that we will be able to cause all of our employees or all of our branch offices to behave in conformity with those policies and procedures, or to ensure that our employees will not engage in conduct that could expose us to third-party liability or governmental sanctions, which may limit our future growth and hamper our business strategy. Additionally, our business relies on our financial reporting and data systems (including our systems for billing users of our fee-based services), which have grown increasingly complex in recent years, due to acquisitions and the diversification and complexity of our business. Our ability to operate our business efficiently depends on these systems, and if we are unable to adapt to these changes, our business could be adversely affected.

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

In addition, as the Internet industry has seen a significant shift from traditional personal computers to mobile devices, we must develop products and services that are adaptable to mobile devices so as to attract users and cause our existing users and advertisers to remain with us. See “ - As our products and services are currently accessed primarily through mobile phones, tablets and other internet-enabled mobile devices, we believe that we must develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.”

If we fail to establish and maintain relationships with content, technology and infrastructure providers, we may not be able to attract and retain users.

We rely on third party providers for high-quality news, video, audio and text content in order to make our Internet platforms more attractive to users and advertisers. Most of our content providers have increased the fees they charge us for their content. This trend has increased our costs and operating expenses and has affected our ability to obtain content at an economically acceptable cost. Video content costs have escalated sharply in recent years. If we are not able to purchase as much video content as we did before, the size of our video library will be reduced and our attractiveness to users will be severely impaired and advertisers may choose not to advertise through our Internet platforms, including our Internet platforms for video. Except for exclusive content that we obtain from certain of our video content providers, much of the third -party content provided to our Internet platforms is also available from other sources or may be provided to other Internet companies. If other Internet companies present the same or similar content in a superior manner, it would adversely affect our user traffic.

We have made efforts to create a culture for user-generated content (“UGC”) and professional generated content (“PGC”), a sub-category of UGC where the content is created by a large group of professional or semi-professional content studios, that will allow and encourage Internet users to play an active role in the process of collecting, reporting, analyzing and disseminating content, and to encourage our users and other content providers to establish and disseminate their content through our Internet platforms. As the number of UGC and PGC providers on our Internet platforms continues to grow, we increasingly rely on high-quality news, video, audio and text content provided by UGC and PGC providers to generate user traffic, retain our existing users and attract new users. If we are not able to continue to attract users or other content providers to establish quality content on our Internet platforms, or if the UGC and PGC providers on our Internet platform are not able to provide quality content that is appealing to Internet users in general, the volume of our user traffic may decrease and our business and prospects may be adversely affected. Also see “We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.”

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

We also rely on a number of key members of our technology staff for our business. Given the competitive nature of the industry, and in particular our competitors’ increasingly aggressive efforts to provide competitive compensation packages to attract talent in the key Chinese markets where we operate, the risk of key technology staff leaving Sohu is high and could have a disruptive impact on our operations.

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

We cannot be certain that the products, services and intellectual property used in our normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business and have in the past been, and may in the future be, required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages or fines, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question. In March 2008, we were sued by four major record companies, Sony BMG, Warner, Universal and Gold Label, which alleged that we had provided music search links and download services that violated copyrights they owned. Although the lawsuits were settled in 2013 without any payment of damages by us, we may be subject to similar lawsuits in the future. In addition, it is possible that content on our Websites and Sohu News App, which not only includes content developed by us but also provides a platform for a significant amount of content generated by others, may violate the intellectual property rights of third parties. As we produce more self-developed content for our Internet platforms as part of our new content strategy, we, as the primary provider of such content, may incur relatively higher monetary liability if such content is found to have infringed the intellectual property rights of third parties. Also, as we increasingly rely on content provided by third-party UGC and PGC providers on our Internet platforms, either developed by the outlets themselves or adapted from content of parties separate from such outlets, it will become increasingly difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims. Furthermore, PRC governmental authorities have recently been drawing attention to issues regarding the infringement of online intellectual property rights. For example, a governmental program, called the “Jian Wang Campaign,” aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang 2019 Campaign, which targets copyright infringement related to online transmission of movies and oversees the protection of software and hardware intellectual property related to streaming media and the protection of photographs, was launched on April 26, 2019.

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

We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including Sohu.com logos, Sohu Fox logos, www.focus.com.cn, Sohu Focus, GoodFeel logos, Go2Map, Sogou’s name, trademarks relating to Sogou products such as Sogou Input Method, Sogou logos, trademarks relating to Changyou products such as ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. Changyou has the right to use trademarks including TLBB, TLBB logos, and TLBB 3D for its PC game TLBB and its mobile games TLBB 3D and Legacy TLBB Mobile under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. We have also applied for patents relating to our business. While we have succeeded in registering the trademarks for most of these marks in the PRC under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of marks under other classes are still under examination by the Trademark Office of the State Administration of Market Regulation (the “SAMR”) and relevant authorities overseas. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the State Intellectual Property Office of the PRC. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the SAMR, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

We may be subject to claims for invasion of personal privacy, which may force us to incur legal expenses and, if determined adversely to us, disrupt our business.

We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to audio, video and other content either on our platform or from other Websites through our platform. Procedures that we have designed to reduce the likelihood that content will be used without proper licenses or third-party consents may not be effective in preventing the unauthorized posting or sharing of content. We cannot be certain that content uploaded or shared by our users is legal and will not violate the privacy of others, and we may be unable to anticipate the existence of such content on our platform or to implement adequate preventative measures. We may be subject to claims and legal proceedings relating to violations of the personal privacy of others in the ordinary course of our business and may be required to pay damages or fines or to restrict our activities. We are also subject to various regulatory requirements relating to the protection of personal privacy. See “Government Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Consumer Protection and Privacy Protection – Privacy Protection.” Complying with such requirements could cause us to incur substantial expenses or necessitate that we alter or change our practices in a manner that could harm our business.

Information security breaches relating to our platforms could damage our reputation and expose us to penalties and legal liability.

We collect, process, and store on our servers significant amounts of data concerning our users. Although we have taken steps to protect our user data, our security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, we are subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and steps we must take to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to significant change, making the extent of our responsibility in that regard uncertain. For example, the Internet Security Law became effective in June 2017, but the circumstances and standards for application of the law and what might be found to constitute a violation are unclear. See “Government Regulation and Legal Uncertainties—Miscellaneous - Laws and Regulations Related to Security and Censorship.” It is possible that our data protection practices are at present or will in the future be inconsistent with regulatory requirements.

We face risks related to natural disasters, terrorist attacks, and health epidemics, such as the recent outbreak of COVID-19, a novel strain of the coronavirus.

Our business has been and could in the future be adversely affected by natural disasters, such as earthquakes, floods, landslides, and tsunamis; terrorist attacks and other acts of violence or war; social instability; and recurrences of outbreaks of previous health epidemics such avian influenza, severe acute respiratory syndrome (or “SARS”), the Zika virus, and the Ebola virus; and new outbreaks of health epidemics.

The COVID-19 emerged as an epidemic in late December 2019 and has spread rapidly to become a worldwide pandemic. In response to the emergence of the COVID-19 virus, the Chinese government implemented several control measures, including extending the Chinese New Year holiday beyond its original ending date, closing schools, limiting travel within China, and encouraging employees of companies to work from home. The COVID-19 outbreak has had during the first quarter of 2020, and may continue during the remainder of 2020 to have, a significant negative impact on the Chinese economy, and on our business. For example, in the first quarter of 2020, our brand advertising customers curtailed their spending on online advertising, which curtailment may continue, and which has had and may continue to have an adverse impact on our results of operations. Moreover, the control measures lowered work efficiency and productivity for many businesses in China, and Changyou’s upgrading of existing games, as well as the development and launch of new games, was somewhat delayed during the first quarter of 2020, which delays may continue. As a result of the deterioration of the Chinese economy, some of our advertising customers may require additional time to pay us or fail to pay us at all, which could require us to record additional allowances for any potential uncollectible amounts. For Sogou’s business, although Sogou believes that one effect during the first quarter of 2020 of measures taken to control the COVID-19 virus has been an increase in Sogou’s user traffic as individuals confined to their homes spent more time online than they would have otherwise, which trend may continue, Sogou’s traffic acquisition costs also increased significantly during the first quarter of 2020, and they may continue at a relatively higher level while control measures for COVID-19 remain in effect, which would have an adverse impact on our results of operations. The extent to which COVID-19 impacts our results during the remainder of 2020 will depend on future developments, including the possibility of a resurgence of the COVID-19 outbreak in China, which remain uncertain and difficult to predict.

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

We generate a portion of our revenues from the sale of advertising for posting on our Internet platforms. Brand advertising revenues represented approximately 9% and 13% of our total revenues for the years ended December 31, 2019 and 2018, respectively. For the years ended December 31, 2019 and 2018, sales to our five largest advertising agencies and advertisers accounted for approximately 28% and 22%, respectively, of our total brand advertising revenues. The growth of our brand advertising revenues relies on increased revenue from the sale of advertising for posting our Internet platforms, which may be affected by many of the following risk factors:

•

The brand advertising market is still evolving in China. Our current and potential advertising clients may not devote a significant portion of their advertising budgets to Internet-based advertising in general, or to us in particular;

•

Changes in government policy could restrict or curtail our brand advertising services. For example, during the last several years, the PRC government enacted a series of regulations, administrative instructions and policies to restrict online medical advertising. As a result of these regulations, we may lose some of our existing medical advertising clients. For another example, see “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of Other Services – Real Estate Services” for a description of the Beijing Measures and other regulations affecting Focus’s business;

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

The operation of our online video services requires us to make substantial expenditures for content, technology, infrastructure, and brand promotion. We may not be able to effectively contain these costs or sell sufficient advertising to recoup our continuing costs, and our relatively limited financial resources compared to those of many of our competitors in the online video market may prevent us from competing effectively.

It has been, and can be expected to continue to be, necessary for us to invest significant financial, operational, strategic, technological, personnel, and other resources for our online video services. Although we have attempted to control our expenditures for online video services, in part by using relatively more self-developed video content, which we produce in house or contract with independent third-party studios to produce for us, and relatively less content acquired from third parties, our total operating costs in this regard are still large, and continue to exceed the amount of our revenues derived from advertising on our online video platforms. Further, we compete with popular vertical online video sites, such as those operated by Tencent, Alibaba’s online video subsidiary Youku, and iQiyi, that have substantially greater financial resources than we do. These expenditures have had, and are likely to continue to have, an adverse impact on our operating results and have significantly strained, and can be expected to continue to strain, our resources. If we are unable to continue to expend the resources necessary to self-develop or acquire the rights to, and provide on our video platforms, quality video content, we may not be able to compete effectively against these other popular sites, or grow or maintain the level of our user traffic, which could make our video platforms less attractive to advertisers, have a negative impact on our ability to generate advertising revenues, and make it difficult for us to stem our losses from operation of our online video services or to recoup our substantial expenditures. In addition, when we obtain rights to video content from third parties we are often required to pay license fees upfront, prior to production of the content. There often are delays of several months, or sometimes up to two or three years, between our payment of such up-front fees and the time when we are able to offer fully-developed content online and begin to receive advertising dollars. These delays have often placed, and can be expected to continue to place, significant strains on our cash flow. Our up-front payments also subject us to a certain level of credit risk, as content producers to which we make such payments may fall into financial difficulties and be unable to deliver the content we have purchased.

Further, when we purchase rights to the online versions of TV series, we generally rely on the expectation that the series will be broadcast on nationwide TV channels according to a specified schedule. If there are delays in such TV broadcasts, we will have to delay, perhaps indefinitely, our presentation of the online version of the series. We are also subject to the risk that TV content we purchase will be broadcast on less popular TV channels than expected, which would be likely to cause our online viewership and advertising revenues to be correspondingly lower than we expected.

As we continue a strategic shift from purchasing licensed video content to focusing on self-developed video content that we develop in house or contract with third parties to produce for us, we face the risk that such self-developed content may not be well received by viewers and/or fail to attract advertisers, and we may not be able to generate sufficient advertising revenues to stem our losses from our online video services or to ultimately recoup our costs.

With the goal of reducing our overall costs for our online video business, we have been making a strategic shift to reduce our purchase of licensed video content and focus more on self-developed video content, which generally requires relatively lower expenditures by us than those required for obtaining license rights from third parties. Accordingly, we have spent, and expect to continue to spend, significant resources on self-developed video content. We have also invested, and expect to invest in the future, in the production of movies and other content by selected independent third-party studios. However, we are subject to the risk that the quality of our self-developed video content, or movies or other content in which we invest, will not be up to our expectations or those of our target viewer audience. If our self-developed video content, or such movies and other content produced for us by third parties, are not well received by viewers and/or fail to attract sufficient advertising placements from advertisers, or if the development of any such content or movies is not completed as a result of financial, regulatory, or other restraints, we may not be able to recoup our production costs and other expenditures. In addition, if developing in-house content becomes more widespread in the online video business in China, we could face significant competition from other online video sites with respect to the acquisition of quality and popular intellectual property, such as story lines, plots, and characters, for use in such content, and the cost of obtaining such intellectual property would therefore be likely to increase.

We may not be able to reverse the decline in revenues from our online video business. If we fail to do so, Sohu Video may not be able to become profitable, in which case we will be unable to recoup our substantial expenditures for the development of our online video business.

Our brand advertising revenues in general, and the revenues of our online video business in particular, have declined in recent years. Although China’s online video industry has experienced substantial growth in recent years in terms of both users and content, we cannot assure you that the online video industry will continue to grow as rapidly as it has in the past, if at all. With the development of technology, new forms of media may emerge and render online video Websites or Mobile Apps less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes in general, and regulations affecting copyright in particular, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our user traffic may decrease, our advertising revenues may continue to decline, and our business and prospects may be adversely affected. For Sohu Video to become profitable, it will be necessary for us to both increase our revenues from Sohu Video and control or reduce our expenditures for video content and other costs. If Sohu Video fails to become profitable, we will be unable to recoup our substantial expenditures for the development of our online video business.

We rely on advertising agencies to sell our brand advertising services. As the brand advertising market in China is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates or to delay payments to us, which would adversely affect our gross margin.

Most of our brand advertising services are distributed by advertising agencies. In 2019, for example, approximately 70% of our brand advertising revenues were derived from advertising agencies. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. As the brand advertising market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, or to delay in payments to us, which could negatively affect our brand advertising growth and the timing of our collection of payments. During 2019 the biggest five advertising agencies in China contributed approximately 28% of our brand advertising revenues.

The expansion of Internet advertisement blocking measures may result in a decrease in our advertising revenues.

The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. For example, some Rich Site Summary, or RSS, Internet platforms allow their users to access video content from our Internet platforms, while completely blocking our advertisements from being viewed by their users. Since our advertising revenues are generally based on user views, the expansion of advertisement blocking on the Internet may decrease our advertising revenues because, when an advertisement is blocked, it is not downloaded from the server, which means such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our Internet platforms because of the use by third parties of Internet advertisement blocking measures. In addition, increasing numbers of browsers include technical barriers designed to prevent Internet information service providers such as us to trail the browsing history of the Internet users, which is also likely to adversely affect the growth of online advertising.

If our video content fails to attract and retain users and advertisers, we may not be able to generate sufficient user traffic to allow us to maintain or increase our video revenues.

Our online video business largely depends on our ability to generate sufficient user traffic, through provision of attractive products, to in turn attract advertisers to place advertisements on our Internet platforms for video. In order to attract and retain users, we have needed, and will continue to need, to expend resources to develop our own or acquire from third parties’ high-quality video content, including films and TV dramas. In 2015 and 2016, we purchased significant amounts of exclusive video content, through which we generated user traffic and revenues by bartering for other video content from other parties or distributing to other third parties. As some films and TV dramas are required to obtain permits from the National Radio and Television Administration (the “NRTA”), the National Film Administration (the “NFA”), or their respective local branches before they are transmitted via the Internet, if we are not able to timely obtain the required permits, users might access pirated versions of such films and TV dramas and become less likely to view them on our Internet platforms when they become available, which would significantly affect the ability of our exclusive video content to attract and retain users, and cause our online traffic and advertising revenues to be lower than we expected. In recent years, our strategy has gradually shifted from purchasing expensive head content to self-producing content. We cannot assure you that we will continue to be able to acquire exclusive content rights or develop premium content in the future and our user traffic and revenues generated from such exclusive content rights and self-developed content could be reduced. Moreover, if we fail to produce by ourselves or acquire from third parties high-quality video content, or if video content we develop by ourselves or acquire proves to be less attractive to users than we anticipated, our user traffic and our market share could be adversely effected, which could result in our being unable to maintain or increase our video revenues.

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

We have been involved in litigation based on allegations of infringement of third-party copyright and other rights, such as privacy and image rights, due to the videos displayed on our Internet platforms. See “Risks Related to Our Business—We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.” While we have implemented internal procedures to review videos uploaded by our users and remove promptly from our Internet platforms any infringing videos after we receive infringement notifications from rights owners, due to the significant number of videos uploaded by users, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our Internet platforms has subjected us to, and may in the future subject us to, claims of infringement of third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration (the “NCA”) or its local branches for alleged copyright infringement.

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

Risks Related to Our Corporate Structure

Although the Sohu Group holds substantial amounts of cash and cash equivalents, a significant portion of such cash and cash equivalents is held by Sogou and Changyou, and it can be difficult for Sohu to have access to the portion held by Sogou and Changyou.

Sohu has made significant expenditures in recent years, and expects to continue to do so through the current fiscal year. Although we hold a significant amount of cash and cash equivalents in the Sohu Group, the amount of cash directly available to Sohu, without including cash and cash equivalents of our subsidiaries Sogou and Changyou, is limited. Of approximately $305.1 million in cash and cash equivalents that we held in the Sohu Group on a consolidated basis as of December 31, 2019, approximately $68.2 million was held by Sohu, approximately $142.5 million was held by Sogou, and approximately $94.4 million was held by Changyou.

Sohu can obtain access, for use in its business, to cash held or generated by Sogou and Changyou only through dividends paid by Sogou or Changyou, as applicable, to shareholders, or through loans made by Sogou or Changyou to Sohu. In addition, payment of dividends by Sogou is subject to approval of the board of directors of Sogou. In addition, cash held by Mainland China-based subsidiaries and VIEs of Sogou and Changyou can only be available for distribution by Sogou or Changyou as dividends to shareholders after compliance with restrictions and requirements imposed by PRC law, including PRC profit appropriation and PRC withholding tax, that will reduce the amount available for such subsidiaries and VIEs to distribute to Sogou Inc. and Changyou.com Limited for payment of dividends to their shareholders. Further, payments of such dividends by Sogou would reduce the cash and cash equivalents of the Sohu Group as a whole, as non-controlling shareholders of Sogou would be entitled to a pro rata share of such dividends. See “Risks Related to China’s Regulatory Environment -Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of Sogou and Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends or making other payments,” and “- Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax.”

Sohu’s ability to obtain loans from Sogou for use by Sohu in its business is subject to determination by the board of directors of Sogou that making any such loans is in the best interests of Sogou separate from Sohu.

Moreover, it could be difficult for Sohu to have sufficient cash available to fund its future expenditures without obtaining debt or equity financing from sources other than within the Sohu Group, which might not be available on acceptable terms, if at all.

Our interests in our controlled subsidiary Sogou and in our wholly-owned subsidiary Changyou could be diluted from the issuance of equity incentive shares.

Our percentage and economic interests in our controlled subsidiary Sogou and in our wholly-owned subsidiary Changyou could be diluted by the implementation and operation of existing or future equity incentive plans, or any equity issued by Sogou as consideration for acquisitions. For example, in November 2017 Sogou adopted a share incentive plan that reserves Sogou Class A Ordinary Shares for issuance, and in August 2019 Changyou adopted a new share incentive plan that reserves Changyou Class A ordinary share for issuance. These reserved shares, if and when issued, would reduce our percentage interests in Sogou and Changyou. The issuance of these reserved shares or the occurrence of any of such other dilutive events with respect to Sogou or Changyou in the future would cause our share of the earnings of the affected subsidiary to be reduced.

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

In addition, pursuant to the Notice on Establishing a Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“Circular 6”) and the Ministry of Commerce (the “MOFCOM”) Security Review Rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions. These national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and PRC authorities may interpret these regulations to mean that the transactions implementing our VIE structures should have been submitted for review. For a discussion of these PRC national security review requirements, see “Government Regulation and Legal Uncertainties—Specific Statues and Regulations—Miscellaneous—Regulation of M&A and Overseas Listings.”

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

We may be unable to collect long-term loans to our officers and employees in connection with High Century, Heng Da Yi Tong, Tianjin Jinhu, Sogou Information, Gamease, and Guanyou Gamespace or exercise control over these entities.

As of December 31, 2019, Sohu had outstanding long-term loans of $7.7 million to Dr. Charles Zhang and to certain PRC entities owned by Dr. Zhang and/or certain other employees. These long-term loans were used to finance investments in our VIEs Beijing Century High-Tech Investment Co., Ltd. (“High Century”), Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”), Tianjin Jinhu Culture Development Co., Ltd. (“Tianjin Jinhu”), Beijing Sogou Information Service Co., Ltd. (“Sogou Information”), Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”), and Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”), which are used to facilitate our participation in telecommunications, Internet content, online games and certain other businesses in China where foreign ownership is either prohibited or restricted.

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

Because these loans can only be repaid by the borrowers’ transferring the shares of the various entities, our ability to ultimately realize the effective return of the amounts advanced under these loans will depend on the profitability of High Century, Heng Da Yi Tong, Tianjin Jinhu, Sogou Information, Gamease and Guanyou Gamespace, and is therefore uncertain.

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

Under a tax inspection, if our transfer pricing arrangements between our China-based subsidiaries and VIEs are judged as tax avoidance, or related documentation does not meet the requirements, our China-based subsidiaries and VIEs may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by VIEs, which could adversely affect us by (i) increasing VIE’s tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest and penalties being levied on us for unpaid taxes; or (ii) limiting the ability of our PRC companies to maintain preferential tax treatment and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ equity interest in any of our VIEs to a different nominee shareholder (such as if, for example, one of such shareholders was no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

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

While the Chinese economy has grown significantly over the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.1% in 2019. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.

The PRC legal system embodies uncertainties which could limit the legal protections available to us and you, or could lead to penalties on us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our PRC operating subsidiaries Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”), Beijing Sohu New Era Information Technology Co., Ltd., (“Sohu Era”), Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), Fox Information Technology (Tianjin) Limited (“Video Tianjin”), Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”), Beijing Sogou Network Technology Co., Ltd. (“Sogou Network”), Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”), and Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”) are WFOEs, which are enterprises incorporated in China and wholly-owned by our indirect off-shore subsidiaries. Those WFOEs are subject to laws and regulations applicable to foreign investment in China. In addition, all of our subsidiaries and VIEs are incorporated in China and subject to all applicable Chinese laws and regulations. Because of the relatively short period for enacting such a comprehensive legal system, it is possible that the laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. Such uncertainties may also make it easier for others to infringe our intellectual property without significant cost, and new entrants to the market may tend to use gray areas to compete with us. In addition, uncertainties in the PRC legal system may lead to penalties imposed on us because of a difference in interpretation of the applicable law between the relevant governmental authority and us. For example, under current tax laws and regulations, in order to be entitled to the preferential tax treatment afforded to “Software Enterprises” or “KNSEs”, we are responsible for conducting a self-assessment and filing required supporting documentation with tax authorities. However, since there is no clear guidance as to the applicability of certain areas of preferential tax treatment, we may be found to be in violation of the tax laws and regulations based on the interpretation of local tax authorities with regard to the applicable tax rates, and therefore might be subject to penalties, including monetary penalties. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

In 2007, the Standing Committee of the National People’s Congress enacted the Labor Contract Law, which was amended on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law. For example, there are regulations which require that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any unused annual leave days at a rate of three times their daily salary, subject to certain exceptions.

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

The Catalogue of Classification of Internet Audio-Video Program Services (Trial) issued by the SAPPRFT on March 17, 2010 and amended on March 10, 2017, classifies the business of providing public program searching and watching services through the Internet to the public as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. Sohu Internet received a renewal of a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT on June 20, 2017. However, Sogou Information has not yet been granted such a license. If Sogou’s provision of video search services is later challenged by the NRTA, which was established in connection with the reorganization of the SAPPRFT in 2018 and assumed certain responsibilities previously held by the SAPPRFT, such as the issuance of Permits for Network Transmission of Audiovisual Programs, we may be subject to severe penalties, including fines or the suspension of our video search services or even our operations. In addition, Sohu’s online video businesses are operated under various Internet platforms, such as sohu.com, Focus.cn and sogou.com, but current PRC laws and regulations are lack of clear provisions indicating whether it is permissible to provide video services over several Internet platforms that are owned by a single company under one permit and the NRTA might claim that such operation under one permit is not allowed under the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services. If the NRTA were to make such a claim, we could face penalties from the NRTA, such as fines, cancellation of our existing permit, or the forced discontinuation or restriction on our video services or even our operations. If we are ordered to suspend our services, our user traffic will be reduced and therefore our revenues will be negatively affected.

Current PRC laws and regulations require us to obtain an Internet publishing service license for our online game services, Sogou’s online literature services, and Sogou Ask. An Internet publishing service license may also be required for image search services, as these services may be considered to be “online publication services,” which require an Internet publishing service license under current PRC laws and regulations. Sohu Internet, Gamease, and Guanyou Gamespace have each been granted such a license. However, none of Sogou’s VIEs currently holds such a license. In addition, an internet news information services permit is required under current PRC laws and regulations for news dissemination, search, and newsfeed services. Although Sohu Internet holds such a permit, none of Sogou’s VIEs currently holds such a license.

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

PRC laws, rules, and regulations governing the online lending industry and microcredit businesses are at a relatively early stage, and can be expected to continue to evolve. Sogou has initiated an online lending and microcredit program using its credit risk management. Although Sogou is implementing measures intended to comply with applicable PRC laws and regulations governing its online lending and microcredit program, PRC governmental authorities may promulgate new rules and regulations regulating the online lending industry and microcredit businesses. Moreover, developments in the online lending industry and microcredit businesses may lead to changes in PRC laws, rules, and regulations or in the interpretation and application of existing laws, rules, and regulations that may limit or restrict online lending industry and microcredit businesses. Therefore, it is possible that Sogou’s practices would be deemed by PRC governmental authorities or PRC courts to violate existing or any future PRC laws, rules, and regulations. Failure to comply with such laws and regulations could result in Sogou’s being subject to, among other things, regulatory warnings, fines, or criminal penalties, and Sogou could also be prohibited from conducting its current online lending business in the future.

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

PRC legal restrictions permit payment of dividends by our China-based WFOEs only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, PRC law requires our China-based WFOEs to set aside no less than 10% of their net income each year to fund certain reserve funds until these reserves equal 50% of the amount of registered capital. These reserves are not distributable as cash dividends.

Furthermore, the PRC Corporate Income Tax Law (the “CIT Law”) and its implementing regulations provide that a withholding tax at a rate of up to 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent that such dividends are derived from sources within the PRC. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “China-HK Tax Arrangement”), which became effective on January 1, 2007, the dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. The State Administration of Taxation (the “SAT”) issued an Announcement on Issues in Tax Treaties Relating to “Beneficial Owner” (“Announcement 9”), effective April 1, 2018, which provides guidance on determining whether an enterprise is a “beneficial owner” of dividends under China’s tax treaties and tax arrangements. Announcement 9 provides that, in order to be a beneficial owner, an entity generally must be a direct owner of, and have the right to control, the income of the enterprise that is paying the dividends or must be a direct owner of, and have the right to control, the tangible or intangible assets generating such income, and also specifies that a company that is not organized for the purpose of engaging in substantive business activities may not be regarded as a beneficial owner. If any of our Hong Kong subsidiaries is, in the light of Announcement 9, determined by the SAT to not be a beneficial owner for purposes of the China-HK Tax Arrangement, any dividends paid to it by any of our PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the regular withholding tax rate of 10% under the CIT Law.

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

Sohu.com Limited is a holding company with no operating assets other than investments in Chinese operating entities through our intermediate Offshore holding companies. Our Offshore entities may need to rely on dividends and other distributions on equity paid by Mainland China-based subsidiaries for the cash requirements in excess of any cash raised from investors and retained by Sohu.com Limited or our other Offshore entities. In addition, for subsidiaries engaging in Sohu’s business in Mainland China to be able to use the proceeds of cash dividends from Sogou or Changyou, the dividends would have to be paid through the Sohu Cayman Islands entities (Sohu.com (Search) Limited (“Sohu Search”) and Sohu.com (Game) Limited (“Sohu Game”)) that hold Sohu’s shares in Sogou and Changyou. The primary source of any dividend payments to our Offshore entities would need to be our subsidiaries in Mainland China after they receive payments from our VIEs under various service agreements and other arrangements. It is possible that our Mainland China-based subsidiaries will not continue to receive payments in accordance with our contracts with our VIEs or that such payments will become subject to restrictions imposed by PRC law. If our subsidiaries and VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us through the intermediate companies. In addition, amounts available for dividends are further reduced because transfers of funds out of Mainland China generally are subject to a withholding tax of 5%, if transfers are made to Hong Kong and subject to the China-HK Tax Arrangement, and of 10% in other cases.

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

The MIIT has stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation currently include online advertising, online news reporting, online publishing, provision of online or mobile music, online securities trading, the provision of industry-specific information (such as, for example, drug-related information) over the Internet and foreign investment in value-added telecommunication services. Other aspects of our online operations may be subject to additional regulations in the future. For example, our online interactive broadcasting video platform enables users to perform real time musical acts, exchange information, interact with others and engage in various other online activities. Although we have obtained a permit to engage in the online interactive broadcasting video platform services, we cannot assure you that the PRC regulatory authorities will not issue new laws or regulations specifically regulating the operation of an online interactive broadcasting video platform. Our operations might not be consistent with current laws and regulations or any such new regulations and, as a result, we could be subject to penalties.

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

As online interactive broadcasting has surged in popularity in China, PRC governmental authorities have increased their efforts to regulate it. The Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”) issued an Online Performance Notice, which became effective on July 1, 2016, and issued the Online Performance Measures, which became effective on January 1, 2017; the CAOC issued Live Social Video Provisions on November 4, 2016; and the MIIT and several other PRC governmental authorities issued a Notice on Strengthening the Administration of Live Online Social Video Services on August 1, 2018, providing for the administration and censorship of online interactive broadcasting. The Live Social Video Provisions require us to implement procedures to detect and block illegal, fraudulent, politically-sensitive and inappropriate content and activities conducted through our online interactive broadcasting platform. Although we have implemented procedures for our online interactive broadcasting platform designed to detect and prevent material and activity that we believe could reasonably be considered to be prohibited, it is possible that hosts and users of our platform may distribute content and engage in activities that may be deemed illegal, but that we do not detect and identify as such. Furthermore, we may not be able to immediately block all such content uploads or activities generated by our hosts and users, because there is often a lag between the time our hosts and users upload and stream content on our platform and the time we are able to examine such content. If PRC authorities believe that illegal or inappropriate activities haven been conducted through our online interactive broadcasting platform, or if there is negative media coverage concerning our platform, PRC government authorities may hold us liable for non-compliance and subject us to administrative penalties or other sanctions, which could cause our business to suffer or have an adverse effect on our user base. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of the Provision of Internet Content – Online Cultural Products.”

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

On May 19, 2007, the PBOC announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. On June 19, 2010, the PBOC announced that it has decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. In February 2014, the center point of the currency’s official trading band hit 6.1146, representing appreciation of more than 11.7% since June 19, 2010. On March 17, 2014, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. Through 2016 the RMB continued its significant depreciation. The center point of the currency’s official trading band was 6.5486 in January 2016, and was 6.9189 in December 2016, which contributed to a decline in our revenues reported in U.S. dollars. In 2018 and 2019, the RMB exchange rate against the U.S. dollar again depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. The center-point of the currency’s official trading band was 6.4395 and 6.7953, respectively, in January 2018 and 2019, and was 6.8844 and 7.0129, respectively, in December 2018 and 2019, which lead to a decline in our revenues reported in U.S. dollars and an increase in the amount of cash in RMB necessary to meet our repayment obligations for U.S. dollar-denominated Offshore loans. In addition, there are very limited hedging transactions available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

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

Our ADSs, each representing one ordinary share, have traded on the NASDAQ Global Select Market in place of the common stock of Sohu.com Inc. since the dissolution of Sohu.com Inc. on May 31, 2018. During 2017 the trading price of Sohu.com Inc.’s common stock ranged from a low of $34.59 per share to a high of $70.86 per share, and during 2018, the trading price per share of Sohu.com Inc.’s common stock, until May 31, 2018, and the trading price of our ADSs, after May 31, 2018, ranged from a low of $15.89 per ADS to a high of $47.98 per ADS. During 2019, the trading price of our ADSs ranged from a low of $8.79 to a high of $22.71. On March 31, 2020, the closing price of our ADSs was $6.23 per ADS.

In addition, the NASDAQ Global Select Market and the NYSE have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and particularly Internet-related companies. For example, the actual and perceived worldwide economic effect of the COVID-19 pandemic has caused a significant drop in prices on global stock markets, and appears to have similarly had an adverse impact on the market price of our ADSs.

The price for our ADSs may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions. Further, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, all of whom have been granted share options or other share incentive awards.

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

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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

ADS holders will experience dilution as outstanding share options are exercised

ADS holders will experience dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options that we may grant from time to time. As of December 31, 2019, there were outstanding options for the purchase of 128,250 ordinary shares at a nominal price.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2019, there were 39,268,698 of our ordinary shares outstanding. As of December 31, 2019, there were outstanding options for the purchase of 128,250 ordinary shares at a nominal price. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We believe that we may be classified as a passive foreign investment company, or PFIC, for the 2019 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2019 taxable year ended November 30, 2019. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

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

If we are a PFIC, a U.S. holder of our ADSs or ordinary shares could make a variety of elections that might alleviate certain of the tax consequences referred to above, and certain of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ADSs or ordinary shares. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company” in Item 10 of this annual report.

U.S. holders and prospective holders of our ADSs are urged to consult their own tax advisors regarding the application of the PFIC rules to an investment in our ADSs or ordinary shares.

Press reports in 2011 concerning possible increased scrutiny by Chinese authorities of the VIE structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern at the time among investors and to have caused the price of the ADSs of various Chinese companies, including us, that are publicly traded in the United States to drop, and similar reports in the future could have a similar adverse effect on the price of our ADSs.

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

Dr. Charles Zhang, our Chairman and Chief Executive Officer, beneficially owns approximately 25.6% of our outstanding ordinary shares and is our largest shareholder. Our executive officers and members of our Board of Directors as a group, including Dr. Zhang, beneficially own approximately 26.2% of our outstanding ordinary shares. Accordingly, these shareholders will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

Certain provisions of our Memorandum and Articles of Association, Cayman Islands law regarding mergers and similar arrangements, and our Shareholders’ Rights Agreement could delay or deter a change in control.

Some provisions of our Memorandum and Articles of Association may make it more difficult to acquire our company or effect a change in control of our company, even if an acquisition or change in control would be in the interest of our shareholders or if an acquisition or change in control would provide our shareholders or holders of our ADSs with a premium for their shares over then current market prices. For example, our Memorandum and Articles of Association provides for the division of our Board of Directors into two classes with staggered two-year terms and provides that shareholders have no right to take action by written consent and may not call extraordinary general meeting of shareholders. In addition, under Cayman Islands law, a merger of our company with another company would require approval of the holder of not less than two-thirds of our outstanding ordinary shares. Each of these provisions may make it more difficult for a third party to gain control of our board in connection with, or obtain any necessary shareholder approval for, a proposed acquisition or change in control.

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

In late 2012, the impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and under the Sarbanes-Oxley Act of 2002 against the PRC big four affiliate accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The firms were to receive matching requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they failed to meet specified criteria during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if such a challenge would result in the SEC imposing penalties such as suspensions of the right to practice. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or the PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations could find it difficult or impossible to retain auditors in respect of their operations in China. If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs and ordinary shares from the Nasdaq Global Select Market or termination of the registration of our ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Financing Activities

Sogou’s status as a publicly-traded company that is controlled, but less than wholly-owned, by us could have an adverse effect on Sohu.

Sogou’s American depositary shares (“Sogou ADSs”) are listed and traded on the New York Stock Exchange. Given that Sogou is not a wholly-owned subsidiary of Sohu, it is possible that Sohu’s and Sogou’s interests could diverge in the future, as we may need to consider the interests of shareholders of Sogou other than Sohu. If Sogou’s interests differ from, or are contrary to, our interests, our business operations may be adversely affected, and Sohu may have disagreements with Sogou on certain matters that could also have an adverse effect on our business.

If we default on loans that we have taken out to fund the operations of our Sohu businesses and our acquisition of the non-controlling interests in our subsidiary Changyou, we could lose valuable assets that we have pledged to secure the loans, which include two buildings in Beijing and our shares in Changyou, as well as other valuable assets.

In order to fund the cash needs of our Sohu businesses, we have entered into loan arrangements with Industrial and Commercial Bank of China Limited (“ICBC”) and China Merchants Bank (“CMB”). Under these loan arrangements, we have pledged one of our Beijing buildings to secure advances from ICBC, and another of our Beijing buildings to secure advances from CMB.

In addition, in order to fund our acquisition of the non-controlling interests in our subsidiary Changyou, we have entered into a separate loan arrangement with ICBC and Industrial and Commercial Bank of China Limited, Tokyo Branch (“ICBC Tokyo”), with a pledge of 98.6% of the outstanding equity interests in Changyou to secure advances from ICBC Tokyo.

If we were to default under any of these loan arrangements, the affected lender or lenders would be entitled, among other remedies, to seize the corresponding pledged assets, all of which have significant value, and could potentially also seize other valuable assets of ours, to cover any shortfalls in amounts due under the loans. See Note 11: “Fair Value Measurements – Other Financial Instruments – Short Term Bank Loans” and “– Long Term Payables” and Note 10: “Intra-Group Loan and Share Pledge Arrangement” to our audited consolidated financial statements, which begin on page F-1 of this report.

Risks Related to Sogou Inc.

Risks Related to Sogou’s Business

The online search industry in China is extremely competitive, and if Sogou is unable to compete successfully, it will be difficult for Sogou to maintain or increase Sogou’s revenues and profitability.

Sogou operates its business in an extremely competitive industry. Sogou faces intense competition in every aspect of its business, including competition for users, advertisers, technology, and talent. Sogou faces competition for its search and search-related services in China primarily from Baidu Inc. (“Baidu”), and ShenMa, operated by UCWeb Inc. (“UCWeb”), which is a subsidiary of Alibaba Group Holding Limited (“Alibaba”). Both Baidu and Alibaba have considerably greater financial and technical resources available to them than Sogou does. Sogou also faces competition for both users and advertisers from websites and mobile applications that provide specialized search services in China, including travel services and information platforms such as Ctrip and Qunar; group-buy platforms such as Meituan Dianping; online classified advertisement platforms such as 58.com; and short-video platforms such as Douyin and Kuaishou. Sogou competes for advertisers not only with Internet companies, but also with other types of advertising media such as newspapers and magazines, billboards and bus advertisements, television, and radio. It is also possible that multinational businesses with considerably greater financial and other resources than Sogou’s could expand their offerings in China, making it harder for Sogou to gain market share.

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

Sogou’s competitors may develop and offer new products, services, and features that are similar to Sogou’s and such new offerings from its competitors may be found by users to be more attractive than Sogou’s. Moreover, Sogou’s competitors may introduce new products, services, and features to the market before Sogou can, and we cannot be sure that any of Sogou’s new products, services, and features will attract additional users and lead to the generation of incremental revenue.

As users increasingly use mobile devices to access search services and other Internet services in China, Sogou will need to continue to design, develop, promote, and operate new products and services tailored for mobile devices. Sogou’s design and development of new products and services that are optimized for mobile devices may not be successful. Sogou may encounter difficulties with the installation and delivery of such new products and services, and they may not function smoothly. As new mobile devices are released or updated, Sogou may encounter problems in developing and upgrading its products and services for the new releases and updates, and Sogou may need to devote significant resources to such development and upgrades. If Sogou is not successful in adapting its offerings for mobile devices, maintenance and growth of its business will be impeded.

If Sogou’s collaboration with Tencent is terminated or curtailed, Sogou’s business and prospects for growth will be adversely affected.

Sogou has extensive collaboration with Tencent, one of its largest shareholders. Sogou Search is the default general search engine in various Tencent products that provide general search offerings, such as Mobile QQ Browser, qq.com, and the PC Web directories daohang.qq.com and hao.qq.com. Approximately 35% of Sogou’s total search traffic, measured by page views, was contributed by Tencent’s Internet properties in December 2019. Sogou Weixin Search is currently the sole general search engine with access to all content published on Weixin Official Accounts, but it is possible that Tencent will grant such access to other general search engines. We cannot assure you that Sogou will be able to maintain the current level of cooperation with Tencent in the future. If Sogou’s collaborative relationship with Tencent is terminated or curtailed due to Tencent’s initiating its own general search service or partnering with other search engine companies, or if any of the commercial terms were to be revised or made less favorable to Sogou, or if Tencent does not continue to deliver to Sogou an adequate level of access to its platforms or adequately promote Sogou’s products and services, Sogou’s business and prospects will be adversely affected.

Sogou’s efforts to expand its collaboration with Tencent may not be successful.

In September 2018, Sogou and Tencent agreed to extend until September 2023 the period during which Sogou Search will be the default general search engine for Tencent’s products that provide general search offerings in accordance with Sogou’s existing business collaboration arrangements with Tencent. In addition, Sogou and Tencent have agreed to continue from September 2019 until September 2020 Sogou’s initiative for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat and have agreed that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period provided Sogou Search meets “Tencent’s requirements for user experience,” and that the arrangement may be extended for additional successive one-year periods through September 2023 if offering Sogou Search will not “harm the user experience.” It is difficult for us to predict the potential impact of the integration of Sogou Search to power such a Weixin/WeChat search function measured under the standards of “Tencent’s requirements for user experience” and/or “harm the user experience.” The potential for growth of Sogou’s business through such integration will be limited if Tencent does not make Sogou Search the preferred search function or decides not to extend the arrangement for such integration and a Tencent search function or a search function of one of Sogou’s competitors is given priority over Sogou’s in Weixin/WeChat.

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

Sogou has experienced growth in recent years. Sogou’s revenues grew from $908.4 million for the year ended December 31, 2017, to $1.124 billion for the year ended December 31, 2018, and to US$1.172 billion for the year ended December 31, 2019. Sogou’s 2016 revenues were affected by tightened PRC regulation of the online advertising industry during 2016, which had an adverse impact on the search and search-related advertising market in China in general. The growth in Sogou’s revenues during 2018 and 2019 was affected by slower growth in the mobile search market in China in 2018 and 2019, coupled with unfavorable macroeconomic conditions that impacted the online advertising industry in general, and regulatory headwinds in certain sectors such as online games. In addition, although Sogou’s traffic acquisition costs as a percentage of revenue moderated during 2019, if Sogou’s traffic acquisition costs trend higher in the future, as they did prior to 2019 due to intensifying competition for channel partnerships, it could be difficult for Sogou to sustain expenditures for traffic acquisition at the same level as Sogou’s competitors, which could result in slower or flat growth, or even a reduction, in Sogou’s user traffic, which would have a negative impact on Sogou’s revenues and revenue growth prospects. Sogou may not be able to sustain a rate of growth in future periods similar to that it experienced in the past, and Sogou’s revenues may even decline. Accordingly, you should not rely on the results of any prior period as an indication of Sogou’s future financial and operating performance.

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

Sogou’s business heavily depends upon the services of its key executives, particularly Xiaochuan Wang, its Chief Executive Officer. If any of Sogou’s key executives is unable or unwilling to continue in his or her present position, joins a competitor, or forms a competing company, Sogou’s business may be severely disrupted. Although Sogou’s executive officers have entered into employment agreements, confidentiality agreements, and non-competition agreements with Sogou, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings by persons employed in the PRC may be more limited when compared to the degree of protection afforded with respect to employees in some other jurisdictions. Sogou does not maintain key-man life insurance for any of its key executives.

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

Sogou regularly reviews DAU, MAU, number of advertisers, page views, and other operating metrics to evaluate growth trends, measure its performance, and make strategic decisions. These metrics are calculated using internal company data, have not been validated by an independent third party, and may not be indicative of Sogou’s future financial results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how Sogou’s platforms are used across a large population in China. For example, Sogou may not be able to distinguish individual users who have multiple accounts.

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

Certain facts, forecasts, and other statistics relating to the industries in which Sogou competes contained in this annual report have been derived from various public data sources and commissioned third-party industry reports. In connection with our preparation of this annual report, Sogou commissioned CVSC TNS Research (“CTR”) to update market research concerning the online search and AI industries in China, and Sogou also referred to market research reports of iResearch and IDC that Sogou had previously commissioned concerning the same industries in the United States. In deriving the market size of these industries, these industry consultants may have adopted different assumptions and estimates for certain metrics. While we generally believe such reports to be reliable, neither we nor Sogou has independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

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

From time to time, Sogou has been, and may in the future be, subject to lawsuits brought by its competitors, individuals, or other entities against it. Sogou is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against it and Sogou instituted proceedings or asserted counterclaims against its competitors. For example, there are various legal proceedings currently pending between Sogou and Baidu in which Sogou alleges that Baidu’s input method infringes certain of Sogou’s patents relating to Sogou Input Method and seeks monetary damages, while Baidu has asserted in counterclaims or in legal proceeding that Baidu has initiated against Sogou that Sogou Input Method infringes certain of Baidu’s patents, and seeks monetary damages. There is also a lawsuit pending against Sogou in which Shanghai Cishu Publications Ltd. has alleged that Sogou used vocabulary content without permission and seeks monetary damages. In addition, Sogou is subject to ongoing unfair competition claims against it brought by Baidu and UCWeb, separately, as to which a PRC lower court has issued initial judgments against Sogou that both Sogou and Baidu have appealed, in which they allege that certain functions of Sogou Input Method unfairly divert users to Sogou, and seek monetary damages and cessation of the alleged unfair competitive practices. There are also two putative class action lawsuits that have been filed against Sogou in the United States, one in a State court in the State of California and one in the United States District Court for the Southern District of New York, that allege violations of U.S. securities laws in connection with Sogou’s IPO in 2017.

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

The online search industry in China is subject to extensive regulation. If content accessed through Sogou’s search services includes information that PRC governmental authorities find illegal or inappropriate, Sogou may be required to curtail or even shut down its search services, and Sogou may be subject to other penalties. Although Sogou seeks to prevent fraudulent or otherwise illegal or inappropriate websites and information from being included in its search results, such measures may not be effective. For example, Sogou suspended part of Sogou’s advertising services for 10 days in July 2018 in order to implement remedial measures to ensure compliance with government regulations following a government investigation into certain non-compliant advertisements created by a third party unrelated to Sogou and displayed on Sogou’s platform in June 2018. See “Risks Related to China’s Regulatory and Economic Environment—Regulation and censorship of information distribution in China may have an adverse effect on our business”; and “Risks Related to China’s Regulatory and Economic Environment—The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.”

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

Sogou hosts and provides a wide variety of products and services that enable advertisers to advertise products and services, and users to exchange information and engage in various online activities. Sogou may be subject to claims, investigations, or negative publicity relating to such activities. PRC laws and regulations relating to the liability of providers of online products and services for activities of their users are not fully developed, and their current and future reach is unclear. Also see “—Sogou may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through its search results.” Sogou also places advertisements on third-party Internet properties, and Sogou offers products and services developed or created by third parties. Sogou may be subject to claims concerning these products and services based on its involvement in providing access to them, even if Sogou does not offer the products and services directly. Sogou could be required to spend considerable financial and managerial resources defending any such claims, and they could result in Sogou’s having to pay monetary damages or penalties or ceasing certain aspects of its business, which could have an adverse effect on its business and results of operations.

Privacy concerns or security breaches relating to Sogou’s platforms could damage its reputation, deter current and potential users and advertisers from using its products and services, and expose Sogou to legal penalties and liability.

Sogou collects, processes, and stores on its servers significant amounts of data concerning its users. While Sogou has taken steps to protect its user data, its security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and Sogou may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, Sogou is subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and steps Sogou must take to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to significant change, making the extent of Sogou’s responsibility in that regard uncertain. For example, the Internet Security Law became effective in June 2017, but it is unclear as to the circumstances and standard under which the law would apply and violations would be found, and there are great uncertainties as to the interpretation and application of the law. It is possible that Sogou’s data protection practice is or will be inconsistent with regulatory requirements. See ‘‘Government Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Consumer Protection and Privacy Protection – Privacy Protection.” and “Government Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Security and Censorship.” In addition, the PRC government may promulgate new laws or regulations regarding the protection of personal data. For example, on May 28, 2019, the CAOC issued for public comment draft Administrative Measures for Data Security (the “Draft Data Security Law”), which purport to regulate the collection, storage, transmission, processing, and usage of data and other related data activities within China, but it is unclear whether and/or when the Draft Data Security Law will be enacted. If current or future laws and regulations are interpreted and applied in a manner that limits or prohibits any of Sogou’s current practices, or if additional or different requirements are imposed by these laws and regulations, complying with such interpretations, applications, and requirements could cause Sogou to incur substantial expenses or require Sogou to alter its practices in a manner that could harm its business. We cannot assure you that Sogou’s existing user information protection systems and technical measures will be considered sufficient under current and future applicable laws and regulations. Any systems failure or compromise of Sogou’s security, including through employee error, that results in the release of its user data could seriously harm its reputation and brand, impair its ability to retain and attract users and advertisers, expose it to liability to users whose data is released, and subject it to sanctions and penalties from governmental authorities. Sogou also could be liable for any security breaches of its advertisers’ confidential information. Any security breaches exposing such information could damage Sogou’s reputation and deter current and potential users and advertisers from using its services.

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

On April 13, 2016, the SAMR and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management, or the Campaign Notice, pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals such as Sogou’s. The CAOC, issued the Measures for the Administration of Online Information Search Services, which became effective on August 1, 2016 and require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, and require that providers of search services conspicuously identify pay-for-click search results as such. The SAMR issued the Interim Measures for the Administration of Online Advertising (the “SAMR Interim Measures”), which became effective on September 1, 2016 and treat pay-for-click search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, Sogou has established more stringent standards for selecting advertisers for its pay-for-click services and has turned down certain existing advertisers, and has lowered the percentage that pay-for-click search results represent of results on its search pages, which had an adverse impact on Sogou’s search and search-related revenues and overall results of operations for 2016 and, along with the tax on advertising, are likely to continue to have such an impact. We cannot assure you that PRC governmental authorities will not issue new laws or regulations specifically regulating sponsored search services, which could further impact Sogou’s revenues.

Sogou’s efforts to develop an online lending and microcredit program could be limited by PRC regulation of the microcredit industry

PRC laws, rules, regulations, and governmental policies governing the online lending industry and microcredit businesses are at a relatively early stage, and can be expected to continue to evolve.

Although Sogou is implementing measures intended to comply with applicable PRC laws and regulations regarding the online lending industry and microcredit businesses, due to the lack of clear interpretation and rules regarding the implementation of such laws and regulations, the measures it takes may not be sufficient to ensure such compliance. In addition, as PRC regulations governing the online lending industry and microcredit businesses are evolving and further regulations regarding certain aspects of the online lending industry and microcredit companies may be implemented, Sogou could be required to make changes to its existing practices. Failure to comply with such laws and regulations could result in its being subject to, among other things, regulatory warnings, fines, or criminal penalties, and Sogou could also be prohibited from conducting its current online lending business in the future. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of Other Services—Regulation of Online Lending and Microcredit Services.”

The Notice on Regulating and Rectifying the “Cash Loan” Business (“Circular 141”), issued jointly by the Head Office for Special Rectification against Internet Finance Risks and the Head Office for Special Rectification against Peer-to-Peer Online Lending Risks on December 1, 2017, stipulates that a banking institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk control, and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. On October 9, 2019, the China Banking and Insurance Regulatory Commission, together with other eight governmental authorities, promulgated the Notice of the Promulgation of Supplementary Provisions for the Supervision and Administration of Financing Guarantee Companies (“CBIRC Circular 37”), which states that institutions that provide services such as customer recommendations and evaluation of credit to lending institutions may not provide financial guarantee services without approval of regulatory authorities. Based on its understanding of industry practice, Sogou does not believe that its operation of online lending and microcredit loan facilitation business should be deemed to be operation of a financial guarantee business. However, due to a lack of sufficient interpretation of Circular 141 and CBIRC Circular 37, the exact definition and scope of operating a financial guarantee business remain unclear. If Sogou was deemed to be operating a financial guarantee business in violation of Circular 141 and CBIRC Circular 37, it could be subject to penalties, sanctions, and other liabilities, and it could be required to adjust its collaboration model with its financial institution partners, which could have an adverse effect on the development of Sogou’s online lending and microcredit program.

In addition, the Provisions Applicable to Private Lending Cases, which were issued by the Supreme People’s Court effective September 1, 2015, (i) prohibit loans with interest rates exceeding 36% per annum, and provide that any excess paid must be returned to the borrower and (ii) provide that loans with interest rates between 24% and 36% per annum are generally permissible as long as they do not damage the interests of the state, the community, or any third parties other than the borrower. Accordingly, if Sogou makes or facilitates any loans that PRC governmental authorities or PRC courts calculate as having interest rates exceeding 36%, it may be required to return the excess and could be subject to fines or even criminal liability, and Sogou may not be able to collect interest rates between 24% and 36% per annum on loans with such interest rates that become delinquent if a PRC court determines that such interest rates damaged the state, the community, or any such third parties.

Risks Related to Changyou.com Limited

Risks Relating to Changyou’s Business and Industry

Overall Risks

The markets for Changyou’s products and services are evolving rapidly and significantly, which makes evaluating its business and prospects difficult.

Changyou’s two primary businesses are the online game business and the platform channel business, which consists primarily of online advertising and mobile game distribution services. Changyou’s businesses and the industries in which it operates are evolving rapidly. Changyou was incorporated on August 6, 2007 in the Cayman Islands and began its online game business as an indirect wholly-owned subsidiary of Sohu.com Inc. In 2007 Sohu transferred all of its PC game business to Changyou. In 2011 Changyou acquired 7Road and began generating Web game revenues. In 2012, Changyou began to develop and operate mobile games, but did not begin to generate any significant revenues from mobile games until late in 2014 when Changyou launched TLBB 3D; and in May 2017, Changyou launched another in-house developed mobile game, Legacy TLBB Mobile, which is operated by Tencent, under license from Changyou. In August 2015, as revenues from Changyou’s Web games Wartune and DDTank had begun to decline, Changyou sold 7Road’s operating entity, and as a result Changyou has no remaining significant Web games in operation or development. In 2011, Changyou began to expand into the platform channel business with its acquisition from Sohu of the 17173.com Website, which operates Changyou’s online advertising business. In December 2013, Changyou acquired RaidCall, which operates free social communication software; and in July 2014 Changyou acquired a majority interest in MoboTap Inc., or MoboTap, a Cayman Islands company that operates the Dolphin Browser. However, Changyou’s acquisitions of RaidCall and MoboTap were not successful, as expected synergies did not materialize and Changyou sold MoboTap in 2018 and ceased operating the RaidCall business in March 2019. In 2011, Changyou acquired the entities that operated its cinema advertising business. Although Changyou’s cinema advertising business initially experienced growth, it generated significant net losses in each of 2017, 2018 and 2019, and Changyou’s efforts to eliminate the losses were unsuccessful. As a result, Changyou discontinued the business in August 2019.

Changyou’s past successes in its online games business with PC games may not provide a meaningful basis for you to evaluate its current business and prospects, as a substantial number of game players have migrated from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline. In response to such rapid migration, Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games as a critical component of its business strategy. However, Changyou’s mobile games strategy has not been proven, and presents very different challenges from those presented in the past by its operation of PC games and Web games. Despite the early success of Changyou’s mobile game TLBB 3D after Changyou introduced it in late 2014 and of Changyou’s mobile game Legacy TLBB Mobile after Changyou launched it in May 2017, the popularity of, and the revenues generated from, TLBB 3D and Legacy TLBB Mobile continued to decline from 2018 through 2019. We cannot be certain that Changyou will be successful in its efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow Changyou’s mobile game business.

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

•	integrate new technologies, businesses and personnel of acquired entities, and generate sufficient revenues to offset the costs and expenses of such acquisitions; and

•

maintain or expand Changyou’s marketing efforts to attract more game players to its games and to the game information portal of the 17173.com Website in a rapidly changing and increasingly competitive business environment, and generate sufficient revenues to offset the costs and expenses of such marketing efforts; and reverse the recent decline in Changyou’s revenues from the 17173.com Website, particularly in view of the rapid emergence of mobile games and the decline in the relative popularity of PC games and Web games as users switched to mobile devices.

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

The 17173.com Website derives revenue primarily from providing online advertising services to advertisers that develop, operate and distribute PC games. As the market demand for PC games continues to decline, the 17173.com Website faces intense competition, particularly from mobile application stores and other Internet platforms through which game players access mobile games, for advertising business targeting online players of mobile games. Changyou competes with other game information portals, such as duowan.com, operated by YY Inc., and game.qq.com, operated by Tencent, and other Internet portals which have, or may over time be able to build, competitive advantages over Changyou in terms of:

•	greater brand recognition among game players and advertising clients;

•	larger user and customer bases;

•	more extensive and well -developed marketing and sales networks;

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

Changyou’s revenues grew significantly in a relatively short period of time prior to 2014, but its revenue growth stalled in 2014 and 2015, and its revenues decreased in 2016. Primarily due to the commercial success of TLBB, Changyou’s revenues grew from $617.2 million for the year ended December 31, 2012 to $724.6 million for the year ended December 31, 2013. However, Changyou’s revenues increased only slightly to $733.3 million and to $761.6 million for the years ended December 31, 2014 and then decreased to $719.1 million and to $456.8 million, respectively, for the years ended December 31, 2015 and 2016. Although Changyou’s revenues increased from 2016 to $488.8 million for the year ended December 31, 2017, largely due to the early success of its mobile game Legacy TLBB Mobile, they remained below Changyou’s revenues for 2013, 2014, and 2015, and its revenues decreased to $415.6 million for the year ended December 31, 2018. While Changyou’s revenues for the year ended December 31, 2019 increased to $455.4 million as a result of improved performance of some of its older games and the successful launch of new games, Changyou is not likely to experience rates of revenue growth in the future similar to those that it experienced prior to 2014 and in 2019. Changyou suffered a net loss attributable to Changyou.com Limited of $3.4 million for the year ended December 31, 2014. Changyou’s net income attributable to Changyou.com Limited was $212.8 million for the year ended December 31, 2015, but decreased to $144.9 million for the year ended December 31, 2016, to $108.8 million for the year ended December 31, 2017 and to $84.3 million for the year ended December 31, 2018. Although Changyou’s net income attributable to Changyou.com Limited increased to $144.2 million for the year ended December 31, 2019, Changyou may experience declines in its revenues or suffer net losses in the future due to a number of factors, including, among other things, expected continued declines in TLBB’s, Legacy TLBB Mobile’s and TLBB 3D’s revenues; the uncertain level of popularity of Changyou’s future games; uncertainty as to Changyou’s ability to develop and launch high-quality mobile games that are commercially successful; the relatively higher game development and distribution costs generally associated with mobile games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses; and uncertainty as to Changyou’s ability to integrate such newly acquired games, technologies, assets and businesses. Accordingly, you should not rely on the results of any prior period as an indication of Changyou’s future financial and operating performance.

Changyou’s previous and any future acquisitions and/or strategic alliances may have an adverse effect on its ability to manage its business and may also result in impairment charges.

Changyou has made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to its business and/or enter into strategic alliances in order to leverage its position in the China market and expand its business domestically and internationally. Such acquisitions or strategic alliances may expose Changyou to potential risks, including risks associated with the integration of new technologies, businesses and personnel including its continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from its existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on Changyou’s ability to manage its business. In addition, acquired businesses may not perform to Changyou’s expectations for various reasons, including the loss of key personnel or key clients, and Changyou’s strategic focus may change. As a result, Changyou may not realize the benefits it anticipated. If Changyou fails to integrate acquired technologies, businesses and assets or realize the expected benefits, Changyou may not receive a return on its investment and its transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect its business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, and/or result in impairment losses related to assets of acquired businesses, which could adversely affect Changyou’s results of operations. For example, in 2011, Changyou acquired the entities that operated Changyou’s cinema advertising business; in December 2013 Changyou acquired RaidCall with the expectation of generating benefits from synergies with Changyou’s online game business; in November 2013 Changyou acquired Beijing Doyo Internet Technology Co., Ltd. (“Doyo”) with the expectation of generating benefits from synergies with its online advertising business; and in July 2014 Changyou acquired MoboTap, which operates the Dolphin Browser, with the expectation of generating benefits from synergies with Changyou’s platform channel business. In 2014 Changyou recognized a $33.8 million impairment loss for goodwill and a $15.3 million impairment loss for acquired intangible assets related to RaidCall, and Changyou ceased RaidCall’s operations in March 2019; in 2015 Changyou sold Doyo and recognized a $1.9 million impairment loss for goodwill; in 2015 Changyou recognized a $29.6 million impairment loss for goodwill and an $8.9 million impairment loss for acquired intangible assets relating to the MoboTap business; and in 2017 Changyou recognized a further $83.5 million impairment loss for goodwill and a $3.4 million impairment loss for intangible assets relating to the MoboTap business, as a result of its management’s conclusion that the expected synergies would not materialize; in 2018 Changyou recognized a $16.4 million impairment loss for goodwill relating to the 17173.com Website and Changyou sold MoboTap; and in 2019 Changyou ceased operation of its cinema advertising business, as the business had generated significant net losses in 2017 and 2018 and Changyou’s efforts to eliminate the losses were unsuccessful, and recognized a $17.0 million impairment loss related to the assets of the business.

Changyou is dependent upon its management and upon its key development and technical personnel, and Changyou’s business may be disrupted if it loses the services of any of them.

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

The Internet industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and Changyou’s success in the implementation of its growth strategies depends on Changyou’s ability to successfully manage, and make timely adjustments to, its hiring needs. The number of Changyou’s employees decreased by 13.0% in 2017, by 13.7% in 2018, and by 14.8% in 2019, as Changyou emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business. These layoffs could have an adverse effect on Changyou’s remaining employees’ morale and their loyalty to Changyou, and cause Changyou to lose employees whose talent and experience are important for its business, and could also have a negative impact on its reputation as an employer and its ability to attract qualified employees in the future. Laid-off employees could also make claims against Changyou for additional compensation, causing Changyou to incur additional expense.

Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business.

Changyou has applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of its key trademarks in the PRC, including ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect its exclusive rights to these trademarks. Changyou has succeeded in registering the trademarks ChangYou.com, cyou.com, and 17173 in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the SAMR, and relevant authorities overseas. Changyou has the license rights to use the trademarks TLBB, TLBB logos and TLBB 3D for its mobile games TLBB 3D, Legacy TLBB Mobile, and TLBB Honor and for its PC game TLBB under its existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms, Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force it to lose the right to use the trademarks related to those games. Changyou has applied for patents relating to the design of its games and to technology intended to enhance the functionalities of its games. Changyou has various patent applications under examination by the State Intellectual Property Office of the PRC. Approvals of Changyou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of Changyou’s patent applications, are subject to determinations by the Trademark Office of the SAMR, the State Intellectual Property Office of the PRC and relevant authorities overseas that there are no prior rights in the applicable territory. Changyou cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect Changyou’s rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of Changyou’s rights.

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

•

general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and from 2014 through 2019.

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

Changyou currently relies on TLBB for a significant portion of its revenues. Changyou launched TLBB PC in May 2007 and, despite Changyou’s efforts to improve TLBB PC and some relatively positive results during the past two quarters, TLBB PC’s game players have nevertheless lost interest in it over time as the relative popularity of PC games (which are accessed through personal computers) continues to decline. Accordingly, the popularity, revenues, and profitability of TLBB PC can be expected to continue to decline in the long run. See “Changyou may not be successful in operating and improving its games to satisfy the changing demands of game players.”

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

A significant portion of Changyou’s online game revenues is generated from its PC games, and from TLBB in particular. However, the popularity of PC games continues to decline and an increasing number of online game developers are delaying or suspending their plans to develop and launch new PC games, as a substantial number of game players have switched to mobile devices to access online games. It has become increasingly difficult for PC game developers and operators to retain existing players of their games and the number of game players who are willing to spend time and money to play new PC games continues to decrease. If this downward trend accelerates, it may make it increasingly difficult for Changyou’s existing PC games in general, and TLBB in particular, to slow the decline in their popularity and for Changyou’s new PC games to ever become commercially successful; the game player base of Changyou’s PC games in general, and of TLBB in particular, may shrink at a more rapid pace, which would accelerate and increase Changyou’s costs to acquire and retain players of its PC games and would have a negative impact on its online game revenues. In addition, Changyou’s PC games generally produce relatively higher profit margins for it than do its mobile games, because Changyou must distribute its mobile games through third-party mobile game distributors or mobile application stores and enter into revenue-sharing arrangements with such distributors or mobile application stores. Accordingly, any decrease in Changyou’s revenues from its PC games may have a relatively larger negative impact on its overall profits.

As mobile devices such as tablets, mobile phones, and other devices other than personal computers are increasingly used to access online games, Changyou must continue to acquire or develop increasing numbers of mobile games that work on such devices.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets. We believe that, for its business to be successful, Changyou will need to continue to develop versions of its existing games and any future games that work well with such devices. The games that Changyou develops for such devices may not function as smoothly as its existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result Changyou’s games may not work well, or at all, on such devices. As new devices are released or updated, Changyou may encounter problems in developing versions of its games for use on such devices and Changyou may need to devote significant resources to the development, support, and maintenance of games for such devices. Since 2014 Changyou has been investing, and it expects to continue to invest, significant amounts in the development, promotion and operation of games for mobile devices. If Changyou is unable to successfully expand the types of devices on which its existing and future games are available, or if mobile versions of games that Changyou develops for such devices do not function well or are not attractive to users and game players; if the popularity and revenues of Changyou’s mobile game Legacy TLBB Mobile continue to decline; or if other mobile games that Changyou has launched, or expects to launch in the future, are not successful, Changyou may not be able to maintain or increase its revenues and recoup its investments in the mobile market.

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

Changyou’s mobile game Legacy TLBB Mobile has been generating a significant portion of Changyou’s revenues since Legacy TLBB Mobile’s launch in May 2017. Changyou increasingly relies on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate its mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in China, is the exclusive operator and distributor of Legacy TLBB Mobile under license from Changyou, and shares with Changyou the revenues generated by the game. For the year ended December 31, 2019, revenues from Legacy TLBB Mobile were $101.1 million, accounting for approximately 23% of Changyou’s online game revenues and approximately 22% of its total revenues. If Tencent terminates the current licensing arrangements with Changyou for Legacy TLBB Mobile or curtails Tencent’s marketing efforts to promote Legacy TLBB Mobile, or if Changyou is not able to establish and maintain collaborative relationships with other dominant game distributors and operators in China for its existing and future mobile games on commercial terms that are acceptable to Changyou, it will be difficult for Changyou to maintain or expand its mobile game business. In addition, Changyou relies on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in Changyou’s mobile games, and to pay to Changyou the pre-agreed revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays Changyou, which has placed, and may continue to place, constraints on Changyou’s cash flow.

Changyou’s business will suffer if it is unable to develop successful high-quality games for mobile devices, expand its game portfolio with a variety of genres that are appealing to game players, monetize mobile games that Changyou develops, or acquire and maintain for a reasonable period the popularity and revenue levels of any of Changyou’s mobile games that are successful.

Developing high-quality games for mobile devices is an important component of Changyou’s online game strategy. China’s mobile games market recently has been dominated by a small number of high -quality games, which collectively generate a substantial majority of the total revenues and profits of all mobile games in the market. Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games, focusing on those that Changyou believes have the potential to become high-quality games. Despite the early success of Changyou’s mobile game Legacy TLBB Mobile, we cannot guarantee that Changyou will be able to develop additional high-quality games that appeal to players or, even if Changyou is able to develop high-quality games that are successful, that such games will have lifespans that are long enough to generate an acceptable level of revenues, as mobile games tend to have relatively shorter lifespans than PC games. In addition, Changyou may encounter difficulty in integrating features into games developed for mobile devices that a sufficient number of players will pay for, or in otherwise sufficiently monetizing mobile games. As the mobile-device market in China is saturated or near saturation, mobile-game developers and operators have increasingly devoted substantial resources to the expansion of their mobile-game portfolios with a variety of genres, such as massively multiplayer online role-playing games (“MMORPGs”), multiplayer online battle arena (“MOBA”) games, or first person shooter (“FPS”) games, that are appealing in the mobile game market, in order to acquire and retain game players and maintain or increase revenues from the games. However, Changyou has not been successful in the development of mobile games other than those in the MMORPG genre. If Changyou is unable to develop successful high-quality games and expand its game portfolio with games in a variety of genres that are in line with market trends, or implement successful monetization strategies for its mobile games in general, its ability to maintain or grow revenues will be adversely affected.

Changyou’s ability to successfully develop and monetize games for mobile devices will depend on its ability to:

•	expand the portfolio of mobile games, and particularly high -quality games, in a variety of genres that Changyou develops in-house and licenses from third-party developers;

•	effectively develop new mobile games for multiple mobile operating systems and mobile devices;

•	anticipate and effectively respond to the growing number of players switching to mobile games, the changing mobile landscape and the interests of players;

•	attract, retain and motivate talented game designers, product managers and engineers with experience in developing games for mobile devices;

•	minimize launch delays and cost overruns on the development of new games;

•	effectively monetize mobile games without degrading the social game experience for its players;

•

develop games that provide for a compelling and optimal user experience through existing and developing third-party technologies, including third-party software and middleware utilized by its players; and

•	acquire and successfully integrate high- quality mobile game assets, personnel, and companies.

Further, even if Changyou develops or acquires license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from Changyou’s mobile game Legacy TLBB Mobile, which was launched in May 2017, declined sequentially from 2018 through 2019, which is typical for a mobile game. In addition, although a relatively large number of the mobile games available at any given time may be low-quality games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for Changyou to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in its pipeline.

If Changyou is unable to develop or acquire new mobile games in general, and high -quality games in particular, that are successful, or to maintain for a reasonable period the popularity and revenue levels of any mobile games that Changyou develops or acquires that are successful, Changyou may not be able to recoup its development and acquisition costs and its ability to expand its business in the future is likely to be impeded.

We believe that the chance of success for online games is improved if they are adapted from the titles, characters, themes, and story lines of popular works of Chinese and foreign authors. However, there are many risks and uncertainties related to obtaining the rights to adapt such works for online games, and Changyou’s games adapted from such works may not be successful.

We believe that, in order for many of the new online games that Changyou develops to be successful in China, it is important for it to obtain license rights, and preferably exclusive license rights, to adapt the titles, characters, themes and story lines of popular works for use in the games. For example, Changyou developed and it operates its PC game TLBB and its mobile games Legacy TLBB Mobile and TLBB 3D with various features that are included in reliance on rights under its existing license agreements with respect to the late Chinese martial arts author Louis Cha’s popular novel Tian Long Ba Bu. We believe that these features have had a critical role in attracting and retaining many of the players of TLBB, Legacy TLBB Mobile, and TLBB 3D. However, it can be difficult to identify a sufficient number of such works that are suitable for adaptation for use in online games, and Changyou faces significant competition for the rights to such works from other online game companies that also adapt their online games from popular works. Obtaining license rights, and particularly exclusive license rights, to adapt suitable works for use in online games can involve significant expense, as the license fees, and the percentage of revenues from the games adapted from such works, payable to authors have continued to rise as competition for such license rights has intensified. In addition, Changyou has previously obtained, and intends to continue to seek to obtain, license rights for works from certain authors in foreign countries, and its ability to obtain such rights has previously been, and may be in the future be, adversely affected by greater scrutiny of such works, and a stricter approval process for permission to obtain such rights, by relevant Chinese authorities compared to the scrutiny of and approval process applicable to domestic works.

Even if Changyou obtains license rights for works, we cannot assure you that games that Changyou adapts from such works will be popular and commercial successes and that Changyou will be able to recoup the amounts it pays for the license rights. Obtaining such rights and adapting such works for mobile games present additional risks, because of the relatively short lifespans of mobile games. Moreover, after the expiration of the terms of Changyou’s existing license agreements with the holder of the copyrights to Tian Long Ba Bu and other holders of copyrights, Changyou may not be able to renew the agreements with commercial terms that are favorable to it, if at all. Changyou’s inability to renew such agreements could force it to discontinue the related online games or, in the case of games based on Tian Long Ba Bu, to lose the rights to trademarks that Changyou has claimed as to various features and character names based on or inspired by Tian Long Ba Bu, and have a significant adverse impact on its online game operations and revenues.

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

Changyou’s game operation revenues are generated through the direct online sale of game points and sale of its prepaid game cards, and its recognition of those revenues depends on such factors as whether the virtual items purchased by game players are considered consumable or perpetual. Changyou’s revenue recognition policy with respect to perpetual virtual items is based on its best estimate of the lives of the items. Changyou considers the average period that paying players typically play its games and other player behavior patterns to arrive at its best estimate of the lives of these perpetual items. However, given the fast-evolving nature of the game industry and the various types of online games that Changyou offers to players with different tastes and preferences, its estimate of the period that players typically play its games may not accurately reflect the actual lives of these perpetual virtual items. Changyou revises its estimates as it obtains additional operating data, and it attempts to refine its estimation process accordingly. Any future revisions to these estimates could adversely affect the time period during which Changyou recognizes revenues from these items. For example, an increase in the estimated lives of these perpetual virtual items would increase the period over which revenues from these items are recognized.

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

Changyou relies for its revenues on the spending of its game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, went from 7.4% in 2014, to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.2% in 2019. Such growth may also slow in the future, which could in turn result in a reduction in spending by Changyou’s game players.

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

Risks Related to the Platform Channel Business

Notwithstanding Changyou’s significant investment in its platform channel business, Changyou was unable to successfully monetize it beyond the operation of Changyou’s 17173.com Website, and Changyou was not able to recoup all of its investment. Changyou may have similar adverse experiences with future investments.

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

Changyou’s online advertising revenues of $13.7 million for the year ended December 31, 2019, which were mainly derived from the operation of the 17173.com Website, represented 3.0% of Changyou’s total revenues for the year, and represented a decline of $6.0 million, or 30%, from its online advertising revenues for the year ended December 31, 2018. Changyou’s ability to avoid further declines in, or grow, its online advertising revenues may be adversely affected by any of the following risk factors:

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

•

the development of successful mobile versions of the 17173.com Website and the provision of extensive mobile game-related products and services in response to the rapid migration of users of Internet services from PCs to mobile devices, such as tablets and mobile phone;

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

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2019 Changyou engaged four advertising agencies, which contributed approximately 99.4% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, Changyou is required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect Changyou’s online advertising growth, as Changyou books its online advertising revenue net of its sales rebates to advertising agencies.

Risks Related to Doing Business in China

The SAPPRFT’s, the MIIT’s, and other PRC authorities’ regulatory supervision of the online game industry may adversely affect Changyou’s online game operations.

The SAPPRFT has issued a series of regulations affecting the online game industry and providing guidance regarding online game operations. The SAPPRFT issued a notice in September 2009 stating that the SAPPRFT would be the only governmental agency with the authority to review and approve online games, including reviewing and approving the importation of online games from offshore copyright owners, and that all online game operators must obtain an Internet publishing license in order to operate online games and related services and obtain additional pre-approval from the SAPPRFT to make any changes to, or any new versions or expansion packs of, the originally approved online games. The Measures of Internet Publication Service Administration issued by the SAPPRFT and the MIIT, or the New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT prior to the publication of new online games. On May 24, 2016, the SAPPRFT issued a Notice of the SAPPRFT on Administration of Mobile Game Publishing Services, or the Mobile Game Notice, which became effective on July 1, 2016. The Mobile Game Notice provides that the content of mobile games is subject to review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. In addition, the State Press Publication Administration (the “SPPA”), a successor agency to SAPPRFT, first delayed, and then suspended, its review of, and issuance of publishing and authorization codes for, online games, as was the case between April 2018 and December 2018, and has continued to delay such review and issuance during 2019. Changyou’s online game business may be adversely affected by these SAPPRFT and MIIT notices and related implementation measures, as the launch of online games, new versions, expansion packs and imported games might be delayed because of the approval required. Such delays may result in higher costs for Changyou’s online game operation and have an adverse effect on its game revenue. If any of Changyou’s online game operating entities are unable to comply with the requirements of any PRC governmental department regarding the online game industry, it may be subject to various penalties and its online game business may be adversely affected.

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

Changyou is required to obtain applicable permits and approvals and file registrations with different regulatory authorities in order to operate its online games. For example, in order to distribute games through the Internet in China, Changyou must obtain an ICP license from the MIIT and an Online publishing service license from the SPPA. Any online game Changyou operates needs to be approved by the SPPA prior to its launch. Once a new online game or any upgrade, expansion pack or new version of any existing game is launched, approval of the online publication of such new game or such upgrade must be obtained from the SPPA. If Changyou fails to maintain any required permits or approvals, or to obtain any new permits or approvals on a timely basis, Changyou may be subject to various penalties, including fines and a requirement that it discontinues or limits its operations.

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

Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an online publishing service license (or before the New Internet Publication Measures became effective on March 10, 2016, an Internet publishing license), and an authorization code obtained under such a license is required for each game in operation and publicly available in the PRC. Changyou publishes certain of its existing games with authorization codes obtained under Internet publishing licenses held by third parties. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of Online Games Services—Online Games and Cultural Products.” Current PRC regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Changyou’s past and expected future practices might be challenged by the SPPA, a successor agency to the SAPPRFT, which could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of its business license, or the forced discontinuation of or restrictions on its operations.

Restrictions on virtual currency may adversely affect Changyou’s online game revenues.

Changyou’s online game revenues are collected through the online sale of game points and sale of its prepaid cards, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which was jointly issued by the MCT and the MOFCOM in 2009. PRC laws and regulations, including the Virtual Currency Notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in the PRC is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (ii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (iv) online game operators are prohibited from providing virtual currency trading services to minors; and (v) companies involved with virtual currency in the PRC must be either issuers or trading platforms, and may not operate simultaneously as issuers and as trading platforms. On December 1, 2016, the MCT issued Notice of Ministry of Culture on Regulating Online Game Operation Strengthening Interim and Ex-post Supervision, or the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice stipulates that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency. Changyou must tailor its business model carefully, including designing and operating its databases to maintain users’ information for the minimum required period, in order to comply with the requirements of current PRC laws and regulations, including the Virtual Currency Notice and the Online Game Operation Notice, in a manner that in many cases can be expected to result in relatively lower sales of its game coins and an adverse impact on its online game revenues. Although the MCT Approval Scope Notice provides that the MCT is no longer responsible for regulating the online game industry, as of the date of this annual report the Virtual Currency Notice and the Online Game Operation Notice have not been abolished, and their validity and future enforceability remain uncertain.

Changyou’s business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where Changyou operates its online games or licenses its online games to third parties.

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

Adverse public opinion could discourage game players from playing Changyou’s games, and could result in government regulations that impose additional limitations on the operations of online games as well as game players’ access to online games. For example, under the Monitor System Circular online game operators are required to adopt various measures to maintain a system to communicate with the parents of minors playing online games and are required to monitor the activities of minors and suspend the accounts of minors if so requested by their parents. The Notice on Preventing Minors From Indulging in Online Games (the “Indulgence Prevention Notice”), which the SAPPRFT issued on October 25, 2019 and became effective on November 1, 2019, requires online game operators to implement measures to not give minors access to online game services during specified periods of the day, imposes daily limits on minors’ length of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under the age of eight.

In addition, the PRC State Administration of Taxation (“the SAT”), has announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. It is currently unclear how the tax will be collected or if there will be any effect on Changyou’s game players or its business, but collection of such a tax might discourage players who are interested in trading virtual currencies from playing its games, which could reduce its revenues.

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

These eight PRC government authorities subsequently promulgated additional regulations, including a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s identity to play Internet games and, accordingly, provides stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Real-name Registration Notice or the circular entitled Implementation of Online Game Monitor System of the Guardians of Minors (“the Monitor System Circular”). The Indulgence Prevention Notice requires an online game operator to maintain and implement a user real-name registration system, and to not provide online-game services to any user who is not so registered. The Real-name Registration Notice and the Indulgence Prevention Notice increase Changyou’s operating risks, as it will be required to spend more resources on the real-name verification and anti-fatigue system, which will lead to an increase in its operating costs. In addition, the amount of time that minors will be able to spend playing online games such as Changyou’s will be further limited. The Indulgence Prevention Notice requires online game operators not to give minors access to online game services during a specified period of a day, imposes specified daily limits on minors’ period of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under eight. Furthermore, if it is found to be violating these regulations, Changyou may be required to suspend or discontinue its online game operations.

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

On April 17, 2020, we completed the acquisition of all outstanding shares of Changyou that we did not already beneficially own, through the Changyou Merger, in which our newly-formed indirectly wholly-owned subsidiary Changyou Merger Co. merged with and into Changyou.com Limited, with Changyou.com Limited being the surviving company. Pursuant to the plan of merger for the Changyou Merger, each Class A ordinary share of Changyou (each, a “Changyou Class A Ordinary Share”) issued and outstanding immediately prior to the effectiveness of the Changyou Merger, other than the Class A ordinary shares held by us, was cancelled in exchange for the right to receive $5.40 in cash without interest, and each outstanding American depositary share of Changyou (each a “Changyou ADS,” representing two Changyou Class A Ordinary Shares) was cancelled in exchange for the right to receive $10.80 in cash without interest. Because Changyou Merger Co. owned over 90% of the voting power represented by all issued and outstanding shares of Changyou prior to the effectiveness of the Changyou Merger, the Changyou Merger was in the form of a short-form merger in accordance with section 233(7) of the Companies Law of the Cayman Islands, and the Changyou Merger was not subject to a vote of the shareholders of Changyou. As a result of the Changyou Merger, Changyou has become a privately-owned company wholly owned directly and indirectly by us and Changyou ADSs are no longer listed on the Nasdaq Global Select Market.

Our principal executive offices are located at Sohu.com Media Plaza, No. 2, Kexueyuan South Road, Haidian District, Beijing, 100190, People’s Republic of China. Our telephone number at this address is +86 10-6272-6666. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file with or furnish to the SEC reports and other information. Copies of such reports and other information, when so filed or furnished, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Through the operation of Sohu, Sogou and Changyou, we generate online advertising revenues, including brand advertising revenues and search and search-related advertising revenues; online games revenues; and other revenues. Online advertising and online games are our core businesses. For the year ended December 31, 2019, total revenues generated by Sohu, Sogou and Changyou were approximately $1.85 billion, including total brand advertising revenues of $174.9 million, total search and search-related advertising revenues of $1.07 billion, total online game revenues of $440.9 million, and total other revenues of $156.8 million.

Sohu: total revenues generated by Sohu were $218.2 million.

-	$161.1 million in brand advertising revenues, of which $94.5 million was from Sohu Media Portal, $34.5 million was from Sohu Video, and $32.1 million was from Focus; and

-	$57.1 million in other revenues, mainly attributable to revenues from paid subscription services, interactive broadcasting services, and sub-licensing of purchased video content to third parties.

Sogou: total revenues generated by Sogou were $1.17 billion.

-	$1.07 billion in search and search-related advertising revenues; and

-

$99.1 million in other revenues, attributable to Sogou’s offering of IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties, as well as Sogou’s offering of other products and services, including smart hardware products and online lending and microcredit services.

Changyou: total revenues generated by Changyou were $455.4 million (excluding revenues generated from Changyou’s discontinued cinema advertising business).

-	$440.9 million in online game revenues, of which $267.8 million was from PC games, $172.7 million was from mobile games, and $0.4 million was from games other than PC games and mobile games;

-	$13.7 million in brand advertising revenues, mainly attributable to Changyou’s 17173.com Website; and,

-	$0.8 million in other revenues attributable to Changyou’s IVAS business.

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users, over our matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices, such as mobile phones, tablets and PCs. The majority of our products and services are provided in China through Sohu Media Portal, Sohu Video and Focus.

•

Sohu Media Portal. Sohu Media Portal is a leading online news and information provider in China. It provides users with access to comprehensive content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs;

•	Sohu Video. Sohu Video is an online video content and service provider in China through the mobile phone application Sohu Video APP and tv.sohu.com for PCs; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in China.

Revenues generated by the brand advertising business are classified as brand advertising revenues in our consolidated statements of comprehensive income.

Other Sohu Business

Sohu also engages in the other business, which consists primarily of paid subscription services, interactive broadcasting services, and sub-licensing of purchased video content to third parties. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.

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

Other Sogou Business

Sogou also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties, and offers other products and services, including smart hardware products and online lending and microcredit services. Revenues generated by Sogou from other business are classified as other revenues in our consolidated statements of comprehensive income.

Initial Public Offering of Sogou

On November 13, 2017, Sogou completed its IPO on the NYSE, trading under the symbol “SOGO.”

Proceeds to Sogou from the IPO were approximately $622.1 million, after deducting underwriting discounts and commissions and offering expenses. Following the completion of Sogou’s IPO, pursuant to the Voting Agreement, we have the right to appoint a majority of Sogou’s Board of Directors, and we continue to consolidate Sogou in our financial statements and provide for noncontrolling interests reflecting ordinary shares in Sogou held by shareholders other than us. In the fourth quarter of 2017, we recognized a one-time credit to additional paid-in capital of $278.4 million in shareholders’ equity in our consolidated balance sheets to reflect the increase in the value of our equity in Sogou that resulted from the completion of Sogou’s IPO.

Sogou’s Share Structure

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

As of December 31, 2019, Sogou had a combined total of 388,731,140 Sogou Class A and Class B Ordinary Shares issued and outstanding, consisting of:

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

(iv)	Shareholders other than Sohu, Tencent, and Photon: 81,569,152 Sogou Class A Ordinary Shares, including Sogou Class A Ordinary Shares represented by Sogou ADSs.

The totals of Sogou outstanding shares listed above include 5,520,000 Sogou Class A Ordinary Shares that are outstanding for legal purposes, but have been determined to be Sogou treasury stock for accounting purposes. See Note 19 to our audited consolidated financial statements, which begin on page F-1 of this annual report.

Voting Agreement between Sohu, Tencent and Sogou

Pursuant to the Voting Agreement, Sohu and Tencent agreed that, subject to certain exceptions, (1) within three years following the completion of Sogou’s IPO, Sohu will vote all Sogou Class B Ordinary Shares and any Sogou Class A Ordinary Shares held by it and Tencent will vote 45,578,896 of its Sogou Class B Ordinary Shares to elect a Board of Directors consisting of seven directors, four of whom will be appointed by Sohu, two of whom will be appointed by Tencent, and the seventh of whom will be Sogou’s then chief executive officer, and (2) after three years following the completion of Sogou’s IPO, Sohu will be entitled to choose to change the size and composition of Sogou’s Board of Directors, subject to Tencent’s right to appoint at least one director. The effect of these provisions is to give Sohu the power to appoint a majority of Sogou’s Board of Directors, and to give Tencent the power to appoint two directors within three years following the completion of Sogou’s IPO and at least one director after three years after the completion of Sogou’s IPO. The Voting Agreement also provides that, subject to certain conditions, for so long as Sohu and Tencent together hold more than 50% of the total voting power of the Sogou Class A Ordinary Shares and the Sogou Class B Ordinary Shares, Sohu or Tencent may remove and replace any director appointed by it. These provisions of the Voting Agreement are also reflected in Sogou’s Third Amended and Restated Memorandum of Association (“Sogou’s Amended and Restated Memorandum of Association”) and Seventh Amended and Restated Articles of Association (“Sogou’s Amended and Restated Articles of Association”).

Due to the additional voting power of the Sogou Class B Ordinary Shares held by Sohu and Tencent, as of the date of this report Sohu holds approximately 34% of the total of Sogou’s outstanding Class A and Class B Ordinary Shares and controls approximately 44% of the total voting power of the combined total of Sogou’s outstanding Class A and Class B Ordinary Shares; Tencent has an indirect shareholding of approximately 39% of the total of Sogou’s outstanding Class A and Class B Ordinary Shares and controls approximately 52% of the total voting power of the combined total of Sogou’s outstanding Class A and Class B Ordinary Shares; and Sohu and Tencent together have the power to decide all matters that may be brought to a vote of Sogou’s shareholders.

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

Changyou’s Business

Changyou’s business lines consist of the online game business and the platform channel business, which consists is primarily of online advertising and mobile game distribution services. Before ceasing its operations in August 2019, Changyou also operated a cinema advertising business, which consisted primarily of the acquisition from operators of movie theaters, and the sale to advertisers, of pre-film advertising slots.

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

PC Games

PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used. Changyou’s dominant game is TLBB, a PC based client-end game. For the year ended December 31, 2019, revenues from TLBB were $215.2 million, accounting for approximately 49% of Changyou’s online game revenues, approximately 47% of Changyou’s total revenues and approximately 12% of the Sohu Group’s total revenues.

Mobile Games

Mobile games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a mobile game, Legacy TLBB Mobile, which is operated by Tencent under license from Changyou. For the year ended December 31, 2019, revenues from Legacy TLBB Mobile were $101.1 million, accounting for approximately 23% of Changyou’s online game revenues, approximately 22% of Changyou’s total revenues, and approximately 5% of the Sohu Group’s total revenues.

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website. Prior to RaidCall’s ceasing operations in March 2019 and the sale of MoboTap in March 2018, Changyou’s platform channel business also included RaidCall and MoboTap.

17173.com Website

The 17173.com Website provides news, electronic forums, online videos, mobile game distribution services, and other online game information services to game players. All revenues generated by the 17173.com Website are classified as brand advertising revenues.

RaidCall

Prior to ceasing operations in March 2019, RaidCall provided online music and entertainment services, primarily in Taiwan. IVAS revenues that were generated by RaidCall are classified as other revenues in our consolidated statements of comprehensive income.

Cinema Advertising Business (Discontinued)

Prior to ceasing its operations in August 2019, Changyou also operated a cinema advertising business, which consisted primarily of the acquisition from operators of movie theaters, and the sale to advertisers, of pre-film advertising slots. Revenues that were generated by Changyou’s cinema advertising business are reflected as discontinued operations in our consolidated statements of comprehensive income.

Changyou’s Share Structure

Changyou’s Ordinary Shares are divided into Changyou Class A Ordinary Shares and Changyou Class B Ordinary Shares. Holders of Changyou Class A Ordinary Shares and holders of Changyou Class B Ordinary Shares have identical rights with the exception of voting and conversion rights. Each Changyou Class A Ordinary Share is entitled to one vote per share and is not convertible. Each Changyou Class B Ordinary Share is entitled to ten votes per share and is convertible at any time into one Changyou Class A Ordinary Share.

As of December 31, 2019, Changyou had a combined total of 107,263,420 Changyou Class A and Class B Ordinary Shares issued and outstanding, consisting of:

(i)	Sohu.com Limited.: 1,500,000 Changyou Class A Ordinary Shares and 70,250,000 Changyou Class B Ordinary Shares; and

(ii)	Public shareholders: 35,513,420 Changyou Class A Ordinary Shares represented by ADSs.

As of December 31, 2019, we held approximately 67% of the combined total of Changyou’s outstanding ordinary shares, and controlled approximately 95% of the total voting power in Changyou. As a result of the completion of the Changyou Merger on April 17, 2020, as of the date of this report, we hold 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou. As Changyou’s controlling shareholder, we consolidate Changyou in our consolidated financial statements and, prior to the completion of the Changyou Merger on April 17, 2020, also provided for noncontrolling interests reflecting ordinary shares in Changyou held by shareholders other than us (“Changyou noncontrolling shareholders”).

PRODUCTS AND SERVICES

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users, over our matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices, such as mobile phones, tablets and PCs. The majority of our products and services are provided through Sohu Media Portal, Sohu Video and Focus.

Sources

Sohu Media Portal

Sohu Media Portal is a leading online news and information provider in China. We provide users comprehensive content by aggregating content from other media organizations and partnering with independent contributors, and also use content generated by our in-house editorial teams. We use algorithms to recommend to users personalized content that may interest them. We provide content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs.

Sohu Video

Sohu Video is an online video content and service provider in China. We deliver self-developed video content, purchased video content, and UGC. We provide users free access to the majority of our extensive and comprehensive video content library, which includes popular domestic and overseas television dramas the licenses to which we purchase from third parties, self-developed video content, variety shows, movies, animations, documentaries, UGC, and interactive broadcasting. We also offer selected fee-based content, which includes self-developed video content, overseas television dramas the licenses to which we purchase from third parties, and movies. Users can access our video content via mobile devices by visiting our mobile video site or installing Sohu Video APP, our mobile video application, or via PCs through tv.sohu.com.

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

Business Model

In the brand advertising business, we enjoy a strong competitive position as one of the leading Internet companies in China. Through the platforms described above, we have built a sizeable user base through good user experiences provided by our products and services. This user base is appealing to advertisers. Through mobile devices and PCs, we provide advertisement placements to our advertisers on different Internet platforms and in different formats, which include banners, links, logos, buttons, full screen, pre-roll, mid-roll, post-roll video screens, pause video screens, loading page ads, news feed ads and in-feed video infomercial ads, and other formats. We rely on both direct sales by our internal sales force and sales by advertising agents for advertising on our Internet platforms. Our advertisers include multinational companies and Chinese domestic medium-sized and small companies.

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

Other Sohu Business

Sohu also engages in the other business, which consists primarily of paid subscription services, interactive broadcasting services, and sub-licensing of purchased video content to third parties. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.

Sogou’s Business

Search and Search-related Business

Products and Services for Users

Sogou’s suite of products and services for users focuses on search and search related services that cover a wide variety of use cases, from online search to input methods.

Sogou Search

Sogou Search makes information easily accessible for Chinese Internet users. Through Sogou Search, Sogou enables its users to conveniently find relevant, high-quality, and comprehensive information anytime, anywhere. Sogou Search offers users general and vertical search services through its website sogou.com and its mobile search application. In addition, Sogou Search is the default general search engine for popular Internet portals such as qq.com and sohu.com, and popular browsers such as the Mobile QQ Browser and the Sogou Browser. Sogou Search was the second largest search engine in China with an 18.3% market share by mobile queries in December 2019, according to CTR.

Sogou Search strives to offer differentiated content in its search products and services in order to improve its search results and provide an enhanced search experience for its users. Through collaborations with industry-leading content providers, it offers a variety of vertical search services. For example, Sogou Weixin Search is the sole general search engine with access to search all content published on Weixin Official Accounts. Sogou Healthcare Search provides reliable and trustworthy healthcare information through collaboration with national healthcare authorities and third-party healthcare information platforms. Sogou English is the cross-language search service that enables Chinese users to discover English content on the Internet by querying in Chinese and reading content that Sogou has translated into Chinese. Through a collaboration with Zhihu, the leading online knowledge-sharing platform in China according to iResearch, Sogou provides users with up-to-date knowledge, experience, and insights shared within the Zhihu Community.

Sogou Input Method

Sogou Input Method, the first cloud-based Chinese language input software, was launched in 2006 and has become an indispensable Chinese language input software tool for PC and mobile users. Sogou Input Method had achieved a penetration rate of 99% among PC Internet users in China in December 2019, according to iResearch. It was the most widely used PC software in China by DAU and the number one Chinese language input software for PC users in terms of MAU in December 2019, according to iResearch, with 230 million PC MAU. Sogou Mobile Keyboard, the mobile application of Sogou Input Method, had achieved a penetration rate of over 66% among mobile users of third-party Chinese language input applications in December 2019, according to iResearch. It was the third most widely used mobile application in China by DAU and the number one Chinese language input application for mobile users in terms of MAU in December 2019, according to iResearch, with 617 million mobile MAU. Sogou’s core AI technologies, including voice, translation and conversation, have driven product innovation for Sogou Mobile Keyboard by providing more intelligent user interactions and expressions. Sogou Mobile Keyboard processed as many as up to 802 million voice inputs in the fourth quarter of 2019, handled millions of translation requests per day, and provided many AI-enabled functions such as SmartShare, which generates a diverse range of automated personalized response options for user chats. Sogou Mobile Keyboard possesses a large library of language data, with over 120 billion Chinese character inputs per day that Sogou’s users have generated across a wide variety of Internet use cases, such as social media, news, entertainment, shopping, travel, and financial services. Most recently, Sogou launched an AI assistant named “Smart Wangzai,” which recommends to users an array of emoticons and expressions in chats.

Recommendation Service

With large user bases for both Sogou Search and Sogou Mobile Keyboard, Sogou has gradually built up its recommendation service. The service consists of feed that leverages Sogou’s various search related assets and recommendations within Sogou Mobile Keyboard. Through Sogou Search and Sogou Browser, Sogou provides personalized feed containing up-to-the-minute information and content tailored to users’ demographics and interests. Sogou’s feed service leverages its AI and big data capabilities and complements its search and other offerings. Sogou has also enhanced content and service distribution capabilities for Sogou Mobile Keyboard, which is becoming another driver for its recommendation service. Sogou intends to tap into additional uses for recommendation, better fulfilling users’ various needs for information discovery while they are typing.

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

Search and search related advertising services consist primarily of auction-based pay-for-click services, for which Sogou charges advertisers on a per click basis when users click on the advertisers’ promotional links displayed on Sogou’s and third parties’ Internet properties. Other monetization models from Sogou mainly consist of third-party games on Sogou Game Center and Sogou Mobile Assistant, sales of Sogou’s various smart devices and online lending and microcredit services through mobile applications.

Other Sogou Business

Sogou also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties, and offers other products and services including smart hardware products and online lending and microcredit services. Revenues generated by Sogou from the other business are classified as other revenues in our consolidated statements of comprehensive income.

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

Changyou’s online games consist primarily of MMORPGs. Changyou is also developing, and plans to expand its game portfolio with, additional types of casual and strategy games. MMORPGs are massive multiplayer online role -playing games that allow a large number of players to take on the role of a character and interact with one another within a virtual world. Casual games include Match 3 games, which are puzzle games where players place a given number of tiles, often three, of the same type so that they can connect to each other and disappear; and strategy games, which are simulation games that allow players to control, manage and use game characters and items and to design and implement their own strategies to win the games.

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

Licensed-Out Games

Changyou also authorizes third parties to operate its online games. In 2016 and 2018, Changyou entered into an agreement with Tencent pursuant to which Changyou granted an exclusive license to Tencent to distribute and operate within China its mobile game Legacy TLBB Mobile and Xuan Yuan Jian, which were launched in May 2017 and October 2018, respectively. Changyou has also licensed other third-party operators to distribute and operate within China certain of its other mobile games, including Legend of Sword and Fairy 5 and The Legend of Heroes: Trails of Stars. In addition, Changyou licenses its PC game TLBB and mobile games Legacy TLBB Mobile, and TLBB 3D to third-party operators in selected overseas markets outside of China, including Hong Kong, Macau, Taiwan, Singapore, Malaysia, Thailand, Vietnam and South Korea.

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

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website. Prior to RaidCall’s ceasing operations in March 2019 and the sale of MoboTap in March 2018, Changyou’s platform channel business also included RaidCall and MoboTap.

17173.com Website

The 17173.com Website provides news, electronic forums, online videos, mobile game distribution services, and other online game information services to game players. All revenues generated by the 17173.com Website are classified as brand advertising revenues.

RaidCall

Prior to ceasing operations in March 2019, RaidCall provided online music and entertainment services, primarily in Taiwan. IVAS revenues that were generated by RaidCall are classified as other revenues in our consolidated statements of comprehensive income.

Cinema Advertising Business

Prior to ceasing its operations in August 2019, Changyou also operated a cinema advertising business, which consisted primarily of the acquisition from operators of movie theaters, and the sale to advertisers, of pre-film advertising slots. Revenues that were generated by Changyou’s cinema advertising business are reflected as discontinued operations in our consolidated statements of comprehensive income.

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

We have been issued 1,293 patents in China and 66 patents in countries and regions outside of China covering inventions, utility models, and designs; we have 1,532 patent applications currently pending in China and 79 patent applications currently pending in countries and regions outside of China; we have submitted 85 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual property.

We have registered three service marks with the U.S. Patent and Trademark Office, consisting of Sohu.com, registered on August 1, 2000; Sohu.com (stylized), registered on August 1, 2000; and Sohu, registered on June 13, 2000. We have registered 4,419 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including the mark “SOHU.com,” and such marks relating to our products as Sohu.com logos, Sohu Fox logos, GoodFeel logos, Go2Map, Sogou logos, Sohu Focus, ChangYou.com, cyou.com, Blade Online, 17173 and their corresponding Chinese version marks; and we are in the process of applying for the registration of 699 other trademarks. We are the registered owner of 491 registered trademarks and have also applied for 483 trademarks in countries and regions outside of China. In addition, we are in the process of applying for recognition of certain of our marks as famous Beijing trademarks and well-known Chinese trademarks. We also filed registration of trademarks relating to our subsidiary companies’ names and Changyou’s online games and other businesses in various countries and regions, such as the United States, European Union, Turkey, Japan, South Korea, Malaysia, Indonesia, Vietnam, Thailand, Brazil, Taiwan and Hong Kong. Our rights to these marks could be affected adversely if any of our applications are rejected. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion. In addition, Changyou has the license rights to use the trademarks, such as TLBB, TLBB logos and TLBB 3D, for its mobile games TLBB 3D and Legacy TLBB Mobile and for its PC game TLBB under its existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could cause Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. See “Risk Factors— Risks Related to Changyou.com Limited — Risks Relating to Changyou’s Business and Industry — Overall Risks — Changyou may need to incur significant expenses to enforce its proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed” and “—Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business” in Item 3.

We are the registered owner of 863 software copyrights and 485 copyrights for works in China, each of which we have registered with the State Copyright Bureau of China and its local branches. In addition to the above, we have also registered the copyrights for 20 works in countries and regions outside of China.

We own the rights to 458 domain names that we use in connection with the operation of our business, including the Sohu, Sogou, and Changyou websites.

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

Content and Services provided by Sohu

As of December 31, 2019, Sohu maintained approximately 13,400 servers in China. To fully support the operation of Sohu’s content and services, Sohu established these data centers primarily through China Mobile, China United Network Communication Group Company Limited (“China Unicom”), and China Telecom Corporation (“China Telecom”), which are the three largest Internet connection service providers in China, to support most of Sohu’s core services. In addition, Sohu has established branch nodes in different provinces throughout China through different telecommunication operators in order to establish national coverage and provide fast and stable access to Sohu’s Internet platforms properties to users across China. In addition, Sohu has developed cooperation with several smaller private Internet service providers.

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

Content and Services provided by Sogou

As of December 31, 2019, Sogou owned approximately 27,552 servers located in eight Internet data centers in China. Sogou has also obtained what it believes is a sufficient amount of connectivity bandwidth to meet the current and anticipated needs of its operations, and has established a large-scale Graphics Processing Unit (“GPU”) service cluster to provide computing power for its AI technologies.

Online Games provided by Changyou

Changyou supports its operations with a network of reliable and secure physical and cloud-based servers that have fully supported its operations for many years. As of December 31, 2019, Changyou maintained for its online game business approximately 2,500 physical servers that are located in Internet data centers in 8 major cities in China, and 3,000 cloud-based servers that are spread across mainland China, Hong Kong, other Asia-pacific regions, Europe and North America. In order to enhance Changyou’s game players’ experience and to improve connectivity, Changyou has located its physical game servers in a number of regions throughout China. This allows its players to connect to the nearest servers that are located in their region without exchanging data across the national backbone network. Furthermore, to ensure high quality services for its game players, Changyou works with leading domestic cloud technology firms to provide efficient and stable game services using cloud-based resources.

MARKETING

Marketing for Sohu’s Business

As we are a leading Chinese online media company, our brand effectively provides us with built-in word-of-mouth marketing and we have significantly benefited from this recognition of our brand in China. We also host high-quality events with the goal of strengthening our influence across certain verticals by consolidating our position as a mainstream media source and enhancing our core competitiveness and credibility by leveraging high-quality content across our platform and hosting various events, thereby attracting both users and advertisers. Further, we continually promote our self-produced video programs across diversified online social media platforms, and encourage users to share their favorite video clips, in order to attract more users to our platform. For offline marketing channels, we work closely with mobile application stores as well as performance-based online advertising platforms. Moreover, to strengthen our precision marketing, we reach out and seek cooperation with market-dominant mobile phone manufacturers to pre-install our mobile APPs into certain models of their mobile phones.

Marketing for Sogou’s Business

Sogou focuses on delivering superior user experience through better products and services, which Sogou believes can expand its user base and enhance its brand. Since inception, its user base has grown primarily through word-of-mouth referrals; thus, Sogou has built its brand with modest marketing costs.

While Sogou has benefitted significantly from word-of-mouth marketing, it has also launched marketing campaigns designed to further promote its brand, products, and technologies. In 2019, Sogou focused on marketing its technology through industry-specific applications. This was designed to demonstrate Sogou’s technological advantages and enhance Sogou’s brand image as a leading AI-based solution provider. For example, Sogou has expanded the application of its AI Vocational Avatar technology in various sectors, including AI News Anchors in news broadcasting, AI Virtual Judge in legal services, and AI Customer Service Avatar in financial services. Sogou’s proprietary AI Vocational Avatar served as a hostess at various industry summits and its AI Simultaneous Interpretation solution supported a number of conferences in such areas as technology, finance, and sports.

Marketing for Changyou’s Business

For self-operated games, Changyou employs a variety of innovative online and offline marketing methods, including online and offline advertising, social media, and in-game marketing. Changyou uses different methods to target different demographic groups of game players.

For online marketing, Changyou is able to leverage its game information portal, the 17173.com Website, as well as other game Websites to promote its games. Changyou is able to leverage its affiliation with Sohu, and target Sohu’s large user base as potential players of its games, by advertising on Sohu’s various Websites, which typically provide a direct link to its games. For games that Changyou believes are likely to be successful, Changyou may seek celebrity endorsements and work with Internet celebrities on live broadcasting platforms to create additional publicity for the games.Changyou accesses online social media by advertising in online videos and marketing its games through various social networking Websites, mobile applications and online forums to create a vital effect among game players.

For offline marketing, Changyou organizes a variety of offline activities, such as player meetups, offline competitions and carnival events, to connect with players, increase the popularity of its games, and establish its brand image. In addition, Changyou launches in-game promotional events. Changyou also creates in-game events to attract existing and new game players through event-related features, such as offering special holiday-edition virtual items to enhance game player participation at holiday time.

For mobile games in particular, Changyou workes closely with Apple store and Android mobile application stores to market its games. Changyou designs and implements different marketing strategies for different game genres to attract the genres’ target players. Changyou works with performance-based online advertising platforms such as Guang Dian Tong, Fen Si Tong, and Ocean Engine where Changyou can target different user groups by gender, region, age group and other categories. For games with a specific user group, Changyou advertises on mobile applications, websites and other media outlets that cater to the same user group.

Changyou is also planning to promote its games in overseas markets with a targeted marketing approach, leveraging its data collection and analysis system. Changyou’s overseas marketing strategies also include using social media platforms and search engine management to promote its games.

COMPETITION

The Internet and Internet-related markets in China are rapidly evolving. We believe the increase in China’s online population will draw more attention to the PRC Internet market from both domestic and multinational competitors. Our existing competitors may in the future achieve greater market acceptance and gain additional market share. It is also possible that new competitors may emerge and acquire significant market share. In addition, our competitors may leverage their existing Internet platforms to cross-sell newly launched products and services. It is also possible that, as a result of deficiencies in legal protections afforded intellectual property in the Internet industry in China, or inadequate enforcement of existing PRC laws protecting such intellectual property, we may not be able to prevent existing or new competitors from accessing and using our in-house developed Web content or technologies.

Competition for Sohu’s Business

In the PRC Internet space, competition for brand advertising business is intense and is expected to increase significantly in the future. We compete with our peers and competitors in China primarily on the following basis:

•	access to financial resources;

•	gateway to host of Internet users activities;

•	technological advancements;

•	attractiveness of products;

•	brand recognition;

•	volume of traffic and users;

•	quality of Internet platforms and content;

•	quality and quantity of purchased video content, self-developed video content, and user-generated content;

•	strategic relationships;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	talent of staff; and

•	pricing.

Over time, our competitors may gradually build certain competitive advantages over us in terms of:

•	greater brand recognition among Internet users and clients;

•	better products and services;

•	larger user and advertiser bases;

•	more extensive and well -developed marketing and sales networks; and

•	substantially greater financial and technical resources.

There are a number of existing or new PRC Internet companies, which include companies controlled or sponsored by private entities and by PRC government entities. As an Internet portal, we compete with various portals, including Baidu, NetEase, Phoenix, Qutoutiao, Sina, Tencent, and TouTiao, and with vertical sites such as 58.com, Autohome, BitAuto, Bilibili, Douyin, Douyu, Fang, Huya, iQIYI, Kuaishou, Leju, Youku, and YY.

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

Competition for Sogou’s Business

Sogou’s business consists primarily of search and search-related services. Sogou faces intense competition in these areas for both users and advertisers, primarily from Baidu, TouTiao, and ShenMa of Alibaba. Sogou also faces competition from vertical search service providers, including travel services and information platforms such as Ctrip and Qunar; group-buy platforms such as Meituan Dianping; online classified advertisement platforms such as 58.com; and short video platforms such as Douyin and Kuaishou. Sogou competes for advertisers not only with Internet companies, but also with other types of advertising media such as newspapers and magazines, billboards, buses advertisements, television, and radio.

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

•

other companies in China devoted to game development and/or operation that are publicly traded in China, such as 37 Interactive Entertainment (Shanghai) Technology Co., Ltd., Giant Network Group Co., Ltd., Kalends Inc., Perfect World Co., Ltd., YOOZOO GAMES Co., Ltd., and Zhejiang Century Huatong Group Co., Ltd. (formerly known as Shanda Games Limited); and

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

As of December 31, 2019, we leased office space in Beijing of approximately 2,413 square meters. We also leased office space of approximately 10,145 square meters in other cities in the PRC.

Sogou

As of December 31, 2019, Sogou leased approximately 7,081 square meters of office space in Beijing, in addition to office space that Sogou leased from Sohu. Sogou also leased office space of approximately 11,663 square meters in other cities in the PRC.

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

As of December 31, 2019, Changyou leased office space of approximately 5,082 square meters in other cities in the PRC and in other countries.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

The following description of PRC laws and regulations is based upon the opinion of Haiwen & Partners, or Haiwen, our PRC legal counsel. The laws and regulations affecting China’s Internet industry and other aspects of our business are at an early stage of development and are evolving. There are substantial uncertainties regarding the interpretation and enforcement of PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and business operations strictly comply with PRC laws and regulations. If we are found to be in violation of PRC laws and regulations by the PRC government, we may be required to pay fines, obtain additional or different licenses or permits, and/or change, suspend or discontinue our business operations until we are found to comply with applicable laws. For a description of legal risks relating to our ownership structure and business, see “Item 3 — Key Information—Risk Factors.”

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

•	the PRC State Council Information Office (the “SCIO”);

•	the Cyberspace Administration of China (the “CAOC”);

•	the State Administration of Foreign Exchange (the “SAFE”); and

•

the China Banking and Insurance Regulatory Commission (the “CBIRC”), which resulted from the merger of, and assumed the responsibilities previously held by, the China Banking Regulatory Commission (the “CBRC”) and the China Insurance Regulatory Commission (the “CIRC”). The “CBIRC” as used in this report refers to the governmental authority that resulted from the merger, as well as to the CBRC and the CIRC separately for periods prior to the merger.

Specific Statutes and Regulations

Requirements for Establishment of WFOEs

Under the Law of the People’s Republic of China on Foreign Investment Enterprises (the “Foreign Investment Enterprises Law”), promulgated on April 12, 1986 and amended on October 31, 2000, the establishment of a WFOE was required to be approved by MOFCOM or one of its local branches. On September 3, 2016, the Foreign Investment Enterprises Law was further amended by the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws including the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, issued by the Standing Committee of the National People’s Congress, and on October 8, 2016 MOFCOM issued the Interim Measures for the Administration of Filing for Establishment and Change of the Foreign Investment Enterprises (the “Interim Filing Measures”), which were further amended on July 30, 2017 and June 29, 2018, respectively. The Foreign Investment Enterprises Law and the Interim Filing Measures provide that, with certain exceptions, the establishment of foreign-invested enterprises is only subject to certain filing requirements with, and no longer requires prior approval by, MOFCOM or its local branches. On March 15, 2019, the Standing Committee of the National People’s Congress issued the Law of the People’s Republic of China on Foreign Investment (the “Foreign Investment Law”), which took effect on January 1, 2020 and replaced the Foreign Investment Enterprises Law and other laws relating to foreign investment. The stated purpose of the Foreign Investment Law is to expand China’s opening up to the outside world, promoting and regulating foreign investment, and protecting the rights and interests of foreign investors. The Foreign Investment Law provides, for example, that treatment of foreign investors and their investments during the investment access stage may not be inferior to treatment afforded to PRC domestic investors and their investments, except where a foreign investment is in a category of restricted investments. The Foreign Investment Law also provides that the PRC government will establish an information reporting system, and that foreign investors and foreign -invested enterprises will be required to submit investment information through an enterprise registration system and an enterprise credit information publicity system. On December 30, 2019 the MOFCOM issued the Measures for the Reporting of Foreign Investment Information (the “Reporting Measures”), which took effect on January 1, 2020, the same date as the effective date of the Foreign Investment Law to implement the information reporting system and replace the Interim Filing Measures. On December 12, 2019, the State Council also issued the Implementing Regulations of the Foreign Investment Law and, on December 26, 2019, the Supreme People’s Court issued the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the People’s Republic of China, both of which became effective on January 1, 2020. As the Foreign Investment Law and the related implementing regulations are newly-issued, their impact upon the existing procedures required for the establishment of a foreign-invested enterprise remains unclear, pending further clarification and guidance from the MOFCOM and other relevant governmental authorities.

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

Regulation of Value-added Telecommunications Services

The Telecommunications Regulations of the People’s Republic of China (“Telecom Regulations”), implemented on September 25, 2000 and amended on July 29, 2014 and February 2, 2016, are the primary PRC law governing telecommunication services, and set out the general framework for the provision of telecommunication services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services,” which we generally do not provide, and “value-added telecommunications services.” The Telecom Regulations define value-added telecommunications services as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business (“Catalogue”), which was issued as an attachment to the Telecom Regulations and updated in February 2003, December 2015 and June 2019, identifies Internet data centers, content delivery networks, domestic Internet virtual private networks, Internet access, online data and transaction processing, on-demand voice and image communications, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, and online information and data search as value-added telecommunications services. We engage in various types of business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

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

On August 8, 2014, the MIIT issued to Sohu Internet a Value-Added Telecommunication Services Operating License, which were renewed on July 23, 2019, that authorize the provision of Internet data center services, Internet content distribution services, and Internet access services, all of which are classified as value-added telecommunication services. On January 30, 2015, the MIIT issued to Guangzhou Qianjun a Value-Added Telecommunications Services Operating License, which was renewed on November 23, 2019, that authorizes the provision of Internet information services, which are also classified as value-added telecommunication services. On June 2, 2016, the MIIT issued to Sogou Information a Value-Added Telecommunications Services Operating License, which was renewed on November 28, 2018, that authorizes the provision of Internet data center services and Internet access services.

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

Sogou Information, Sohu Internet, Guangzhou Qianjun, Shanghai ICE, Guanyou Gamespace, and Gamease hold Telecommunications and Information Services Operating Licenses (each an “ICP license”), each of which is subject to the filing of an annual report. The ICP license held by Sohu Internet includes a permit for operating Internet information services at “focus.cn.”

In 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures (“BBS Measures”). The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. On September 23, 2014, the MIIT abolished the BBS Measures in a Decision on Abolishment and Amendment Certain Regulations and Rules. However, in practice certain local authorities still require operating companies to obtain approvals or make filings for the operation of BBS services. The ICP licenses held by Sohu Internet, Sogou Information, Gamease and Guanyou Gamespace include such specific approval of the BBS services that they provide.

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

On December 22, 2010, Sohu Internet obtained an Internet publishing license issued by the SAPPRFT, which was renewed on January 1, 2017. Sogou Information plans to apply for an Internet publishing license. For the details of the Internet publishing licenses held by Changyou’s VIEs, see “Specific Statutes and Regulations — Regulation of Online Game Services –Online Games and Cultural Products.”

Online Audiovisual Transmission Through the Public Internet

On December 20, 2007, the SAPPRFT and the MIIT jointly issued Rules for the Administration of Internet Audiovisual Program Services (“Document 56”), which came into effect as of January 31, 2008 and was amended on August 28, 2015. Document 56 requires all online audio and video service providers to be either state-owned or state-controlled and to obtain a permit for the Network Transmission of Audiovisual Programs. However, at a press conference held on February 3, 2008 the SAPPRFT and the MIIT clarified that online audio-visual service providers that were already lawfully operating prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after Document 56 was issued. As we were already engaged in online audiovisual transmission prior to the issuance of Document 56, we are presumably exempted from the requirement of being state-owned or state-controlled. Sohu Internet and Guangzhou Qianjun currently hold permits, both for PC and for Mobile Apps, for the Network Transmission of Audiovisual Programs.

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

On March 17, 2010, SAPPRFT issued a Catalogue of Classification of Internet Audio-Video Program Services (Trial) (the “Internet Audio-Video Program Catalogue”), which was amended on March 10, 2017. The Internet Audio-Video Program Catalogue classifies Internet audio-video program services (excluding IPTV, Internet TV and mobile TV services) provided to computer and mobile phone users the Internet into four categories, consisting of (i) Internet audio-video programs sponsored and broadcast through Internet radio and television stations, including political news, political talk shows, self-produced news programs and live programs of vital political, military, economic, social and sports activities; (ii) reprints of political news, Internet hosting, interviews, report and commentary services in entertainment, technology, financial, sports and educational audio-video programs, production and broadcasting of Internet dramas, compilation and broadcasting of entertainment, technology, financial, sports and education audio-video programs, and live broadcasting of cultural and sports activities; (iii) the aggregation of Internet audio-video programs, which means editing and arranging Internet audio-visual programs on the same website, providing search and viewing services to public users, and broadcasting user-uploaded audio-video programs; and (iv) retransmission of Internet audio-video programs. A permit for the Network Transmission of Audiovisual Programs specifies the scope of the services under one or more of these categories that the holder of the permit is allowed to provide. Our permit for the Network Transmission of Audiovisual Programs allows us to provide services mostly under the categories described in clauses (ii), (iii), and (iv) above. Sogou information is currently in the process of negotiating with an entity that holds a permit for the Network Transmission of Audiovisual Programs in order to acquire all of the equity interests in such entity, which is a common market practice for companies, such as Sogou, that are not wholly state-owned or state-controlled entities.

On July 6, 2012, the SAPPRFT and the CAOC jointly issued a Notice on Further Strengthening the Administration of Internet Dramas, Micro Movies and Other Internet Audiovisual programs (the “2012 SAPPRFT Notice 53”), which reiterates that online audio-visual service providers must obtain a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The 2012 SAPPRFT Notice 53 further stipulates that online audio-visual service providers must review the content of Internet audiovisual programs prior to their transmission and must file certain information, such as the names of the Internet audiovisual programs, summaries of their content, and names of the persons conducting the reviews, with the appropriate provincial office of the SAPPRFT. On January 9, 2019, the China Netcasting Services Association, an industry self-regulatory association, issued Management Standards for Internet Short Video Platforms and Detailed Standard Rules for Reviewing the Content of Internet Short Videos, for the stated purpose of strengthening the responsibility of online platforms to examine the content of short videos before their transmission. On February 21, 2020, the China Netcasting Services Association issued the Detailed Standard Rules for Reviewing the Content of Internet Variety Shows, which provide guidelines regarding such content matters as the choice of crew and cast and their behavior, and wardrobe and props, in variety shows, and provide detailed instructions for the examination of Internet variety shows.

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

On November 4, 2016, the SAPPRFT issued a Notice on Further Strengthening the Planning, Development and Administration of Original Internet Audiovisual Programs (“Document 198”). Document 198 stipulates that if online service providers plan to produce and disseminate audiovisual programs that are considered to be key audiovisual programs under Document 198, the service providers must, during the early planning and development stage, file a summary of the programs and their titles, producer names, themes, and duration with the SAPPRFT and, for audiovisual programs with sensitive themes such as politics, military, diplomacy, national security, national sovereignty, religion, the PRC justice system and public security, consult with designated PRC governmental authorities before production of the programs. On June 26, 2017, SAPPRFT and other several governmental authorities issued a Notice on Several Policies Concerning the Prosperity and Development of Television Dramas that confirms filing procedures with respect to key Internet dramas. In accordance with the Notice on Upgrading the Filing System of the Online Audiovisual Programs issued by the NRTA, effective December 27, 2018, producers of key audiovisual programs must make filings prior to the commencement of the production that include a summary of specified details concerning the programs and, following the completion of the production, submit the completed programs to the NRTA or its competent provincial counterpart and make filings with additional information concerning the programs.

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

On November 18, 2019, the CAOC, the SAPPRFT, and the MCT jointly issued the Provisions on the Administration of Internet Audio-video Information Services (the “2019 Notice 3”), pursuant to which Internet audiovisual information services providers are required to identify and conspicuously mark for users of their platforms non-reality-based audiovisual information created using deep learning, virtual reality, and other new technologies and applications. In addition, the 2019 Notice 3 stipulates that Internet audiovisual information service providers are obliged to establish and implement an anti-rumor mechanism to detect and prevent disseminating rumors generated using such technologies and applications, and report such information and rumors to the CAOC, the SAPPRFT, and the MCT.

Protection of Minors

On March 29, 2019, the SAPPRFT issued the Administrative Regulations Regarding Programs for Minors (the “Programs for Minors Regulations”), which took effect on April 30, 2019. Under the Programs for Minors Regulations, programs for minors refer to Internet audiovisual programs and radio and television programs with minors as the main participants or the target audience. Under the Programs for Minors Regulations, providers of online audiovisual program services are required to adopt a number of measures to protect the physical and psychological well-being of minors, including establishing separate zones on their online platforms for audiovisual programs suitable for minors; prohibiting the advertising in such separate zones of pharmaceuticals, medical equipment, cosmetics, alcohol, cosmetic surgery, and other specified categories not considered suitable for minors; displaying break reminders in a prominent position during programs for minors; and deleting, blocking, and disconnecting links and adopting other necessary measures. Online audiovisual program services providers are also required to conduct pre-broadcasting reviews of programs for minors and advertisements to be directed to minors, and to form committees consisting of minor protection experts and representatives of parent and teacher groups to periodically evaluate programs for minors and such advertisements.

Private Network and Targeted Communication Audiovisual Program Services

On April 25, 2016, the SAPPRFT issued the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services (the “Private Network Audiovisual Programs Administration Provisions”), effective on June 1, 2016, to replace the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks that had been issued by the SAPPRFT on July 6, 2004. The Private Network Audiovisual Programs Administration Provisions stipulate that private network and targeted communication audiovisual program services include the provision, integrated control, transmission and distribution of audiovisual content through IPTV, targeted mobile television, television network and other targeted channels. The Private Network Audiovisual Programs Administration Provisions provide that operators engaging in private network and targeted communication audiovisual program services must obtain a permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The Private Network Audiovisual Programs Administration Provisions provide that only PRC state-owned or state-controlled entities may engage in private network and targeted communication audiovisual program services. We provide a small amount of audiovisual program services through private network and/or targeted communication channels, such as IPTVs and television networks. In order to comply with the Private Network Audiovisual Programs Administration Provisions, we partner with PRC state-owned entities for the provision of such services through private network and targeted communication channels. According to a press conference of SAPPRFT regarding the Private Network Audiovisual Programs Administration Provisions, Internet audiovisual program services provided through the public Internet, which include our main online video services, other than private network and targeted communication channels should comply with Document 56. See “Government Regulation and Legal Uncertainties — Specific Statutes and Regulations — Regulation of the Provision of Internet Content –Online Audiovisual Transmission through the Public Internet” for a description of regulations affecting Internet Audio-video program services provided through the public Internet;

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

On June 19, 2018, the MCT issued the Measures for the Administration of a National Cultural Market Blacklist (the “Blacklist Measures”) to replace the Trial Measures for the Administration of a Cultural Market Blacklist issued on January 6, 2016. The Blacklist measures stipulate that a provider or operator of cultural products and services that engages in illegal activities specified in the Blacklist Measures will be listed in a “cultural market blacklist” published by the MCT. Any future application made to the MCT or its local branches by a provider or operator whose name is listed in the cultural market blacklist will be subject to heightened scrutiny.

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

On September 2, 2016, the SAPPRFT issued the Notice on Strengthening the Management of Live Online Social Video Services (the “Live Online Notice”), which requires interactive broadcasting service providers to procure a permit for the Network Transmission of Audiovisual Programs. Sohu Internet and Guangzhou Qianjun currently hold permits for the Network Transmission of Audiovisual Programs. The Live Online Notice also stipulates that a service provider must make a filing with the local SAPPRFT branch at least five days before making any live broadcast of any significant political, military, economic, social, cultural or sports activities and at least 48 hours before making any live broadcast of other cultural or sports activities. On November 4, 2016, the CAOC issued the Provisions on the Administration of Online Live Social Video Services (the “Live Social Video Provisions”) effective December 1, 2016. The Live Social Video Provisions provide that business entities such as us that offer interactive broadcasting services on their Internet platforms have the primary responsibility for monitoring content disseminated by interactive broadcasting hosts and viewers through such services, and must allocate sufficient staff in line with the scale of such services and establish and maintain adequate internal policies and procedures for, among other things, content review, information security management, emergency management and technical support. The Live Social Video Provisions also require that Internet providers verify the real-name identity of interactive broadcasting hosts and viewers before allowing them to establish user accounts with the Internet providers and take appropriate remedial actions, such as issuing warnings, removing posted content, or terminating the user’s account, with respect to interactive broadcasting content or activity that is prohibited by the Live Social Video Provisions. Internet providers are subject to administrative penalties and other sanctions for noncompliance with the Live Social Video Provisions. On August 1, 2018, the MIIT and several other governmental authorities issued a Notice on Strengthening the Administration of Live Online Social Video Services, which stipulates that providers of Internet access services and APP stores that distributing online interactive broadcasting services are required to obtain permits from specified governmental agencies in order to provide their services.

Sohu Internet, Guangzhou Qianjun, Sogou Information, Gamease, Guanyou Gamespace, and Shanghai ICE currently hold Online Culture Operating Permits. The Online Culture Operating Permit obtained by Sohu Internet includes a permit for operating Internet information services at “focus.cn.”

On April 19, 2019, the China Alliance of Radio, Film, and Television issued the Notice on Strictly Implementing the Proportional Allocation of Production Costs for Television and Internet Dramas (the “Production Costs Notice”), which specifies that the aggregate compensation paid to cast members of a television or Internet drama may not exceed 40% of the total production costs of the drama and that the aggregate compensation paid to key members of the cast may not exceed 70% of the aggregate compensation paid to all of the cast members. Payment of amounts above the specified limits without reasonable grounds may result in the suspension or cancellation of the broadcast of the drama and/or the production permits of the producer.

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

On July 1, 2014, the SASMG issued the Administrative Regulations on Surveying and Mapping Qualification Certificate and Classification Standard on Surveying and Mapping Qualification Certificate (the “SASMG Regulations and Standards”) effective on August 1, 2014, to replace previous regulations and standards issued on April 16, 2004 and March 12, 2009. Under the SASMG Regulations and Standards, there are two types of Surveying and Mapping Qualification certificates that may be issued to providers of Internet map services. A Class A certificate allows a holder to provide (i) map-location services, (ii) geo-information uploading and dimension services, and (iii) geo-information database development services, while a holder of a Class B certificate may only provide the first two types of services.

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

Sohu Internet, Guangzhou Qianjun, and Sogou Information received renewed approval from the SAMR, on June 13, 2019, November 23, 2018, and October 31, 2017, respectively, to disseminate pharmaceuticals information over the Internet.

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

On April 13, 2016, the SAMR and sixteen other PRC government agencies jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management (the ‘‘Campaign Notice’’), pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on Internet search portals and other portal, financial, real estate, P2P and investment product sales services Websites. On March 22, 2019, the SAMR issued the Notice of a Campaign to Deepen the Rectification of Online Advertisements, which targets false advertising related to the physical health or the protection of property of the public in areas such as pharmaceuticals, health food, and real estate and financial investments by Internet portals, search engines, and e-commerce platforms with significant social influence and wide coverage, as well as by Internet media such as mobile client applications and new media accounts. The Notice of Key Areas of Work in 2020 of the Inter-Ministerial Joint Meeting on Rectification of False and Illegal Advertisements, jointly issued by SAMR and ten other PRC government agencies on March 9, 2020, further emphasizes the responsibility of Internet service providers to verify and examine the content and supporting documents of online advertisements and prevent the dissemination of false and illegal online advertisements.

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

On June 25, 2016, the CAOC issued Measures for the Administration of Online Information Search Services (the “CAOC Measures”), which came into effect on August 1, 2016. The CAOC Measures, like the SAMR Interim Measures, require that providers of online search services verify the credentials of pay-for-click advertisers, specify a maximum percentage that pay-for-click search results may represent of results on a search page, and require that providers of search services conspicuously identify pay-for-click search results as such.

Regulation of Online Game Services

Online Games and Cultural Products

In September 2009, the SAPPRFT, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the VIE structures of Sogou and Changyou were deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, the VIE structures of Sogou and Changyou might be challenged by the SPPA, a successor agency to the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those Sogou and Changyou use having been challenged by the SAPPRFT or the SPPA as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However, it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC law and regulations, and must obtain the approval of the SPPA, a successor agency to the SAPPRFT, before publishing foreign electronic publications. The New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing services license instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT or the SPPA prior to the publication of new online games. In addition, under the New Internet Publication Measures, Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner.

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

The MCT issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and was amended on December 15, 2017 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. On May 14, 2019, the MCT issued the MCT Approval Scope Notice, pursuant to which the MCT is no longer responsible for regulating the online-game industry and its local branches are no longer responsible for granting new Online Culture Operating Permits for online games, or renewing existing permits after their expiration. It is not clear whether another PRC governmental agency will be designated to supervise the online game industry and whether a new permit or license that is similar to Online Cultural Operating Permit will be required for the operation of online games. Gamease obtained an Online Culture Operating Permit in January 2008, which was re-certified in October 2015 and December 2017; and in December 2010 Shanghai ICE obtained an Online Culture Operating Permit, which was re-certified in January 2014.

On December 1, 2016, the MCT issued the Online Game Operation Notice, which became effective on May 1, 2017. The Online Game Operation Notice includes clarification of products and services that will be considered to be within the scope of the operation of online games, enhanced standards for the issuance of and payment for virtual items used in online games and enhanced protection of online games users, and announces more stringent supervision of the operation of online games and penalties for violations by online game operators of regulations with respect to the operation of online games. The Online Game Operation Notice stipulates that game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for virtual items and services; must timely publish the name, properties, description, amount, and probability of winning for such lucky draws or lotteries on either the Website of the game or the Web page on which such lucky draws or lotteries are provided; must require real-name registration of game players who wish to enter such lucky draws or lotteries; and must publish the results of such lucky draws or lotteries on the Website of or other conspicuous location in the game; and must maintain all relevant records for at least 90 days. The Online Game Operation Notice also stipulates that online game operators must require real-name registration of online game players and may sell game points and virtual items only to real-name registered game players, must set limits on the maximum amount of game points for a particular game that game players may purchase in a single transaction, must require confirmation of transaction information by game players placing orders and maintain all relevant records for at least 180 days. Changyou filed its games TLBB, BO, BH2, and certain of its other existing games with the MCT. If Changyou fails to maintain any of its permits, approvals, or registrations; make any necessary filings; apply for and obtain any required new permits, approvals, or registrations; make any new filings on a timely basis; or comply with the requirements under the Online Game Operation Notice and other laws and regulations, it may be subject to various penalties, including fines and a requirement that it discontinue or limit its operations. Although pursuant to the MCT Approval Scope Notice the MCT is no longer responsible for regulating the online-game industry, as of the date of this annual report the Virtual Currency Notice and the Online Game Operation Notice have not been abolished and their validity and future enforceability remain uncertain.

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

The Notice Regarding Improving and Strengthening the Administration of Online Game Content, or the Online Game Content Notice, issued by the MCT in November 2009, calls for online game operators to improve and adapt their game models by (i) mitigating the predominance of the “upgrade by monster fighting” model, (ii) limiting the use of the “player kill” model (where one player’s character attempts to kill another player’s character), (iii) limiting in-game marriages among game players, and (iv) improving their compliance with legal requirements for the registration of minors and game time-limits. Although the MCT Approval Scope Notice provides that the MCT is no longer responsible for regulating the online-game industry, as of the date of this annual report the Online Game Content Notice has not been abolished and its validity and future enforceability remain uncertain.

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

In February 2013, 15 PRC government authorities, including the SAPPRFT, the Ministry of Education, the MCT and the MIIT, jointly issued the Work Plan implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued; and as a result, online game operators will be required to implement measures to protect minors.

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

The Indulgence Prevention Notice requires online game operators to implement measures to not give minors access to online game services during specified periods of the day, imposes daily limits on minors’ length of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under the age of eight. The Indulgence Prevention Notice also stipulates that online game operators must require real name registration by their users and must not provide game services to users who have not completed their real-name registrations.

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

In 2005, the MCT and the MIIT promulgated the Opinions on the Development and Administration of Online Games emphasizing the PRC government’s intent to foster and control the development of the online game industry in China and providing that the MCT will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.” Although the MCT Approval Scope Notice provides that the MCT is no longer responsible for regulating the online game industry, it is not clear whether the MIIT or another PRC governmental agency will be designated to censor online games under the Opinions on the Development and Administration of Online Games.

In April, 2009, the MCT issued a Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Games (the “Imported Online Games Announcement”). The Imported Online Games Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MCT. However, while the MCT Approval Scope Notice provides that the MCT is no longer responsible for regulating the online game industry, as of the date of this annual report the Imported Online Games Announcement has not been abolished and its validity and future enforceability remain uncertain.

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

On July 20, 2009, the MCT promulgated the Filing Guidelines for Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises (the “Virtual Currency Guidelines”), which define the terms “issuing enterprise” and “trading enterprise” and stipulate that the same enterprise may not be both an issuing enterprise and a trading enterprise.

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

Although pursuant to the MCT Approval Scope Notice the MCT is no longer responsible for regulating the online-game industry, as of the date of this annual report the Internet Cafés Notice, the Virtual Currency Notice, the Virtual Currency Guidelines, and the Online Game Operation Notice have not been abolished and their validity and future enforceability remain uncertain.

Import and Export of Software Technology

China imposes controls on the import and export of technology and software products. Under the Regulations on Administration of Import and Export of Technologies promulgated by the State Council, which were amended on March 2, 2019, the term “technology import and export” is defined to include, among other things, the transfer or licensing of patents and know-how, and the provision of services related to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by or registration with the relevant PRC governmental authorities. Under the Software Export Management and Statistics Measures promulgated in October 2001, if a company is classified as a software enterprise and has a minimum of RMB1 million (or approximately $158,000) in registered capital, it may engage in an export business after being registered with the relevant PRC governmental authorities. All contracts which relate to the export of software products, transfer of technology or provision of related services must be filed with the relevant PRC governmental authorities. The Measures for the Administration of Registration of Technology Import and Export Contracts, issued by the MOFCOM in February 2009, specify registration requirements related to the import and export of technology.

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

Regulation of Other Services

Real Estate Services

On June 30, 2019, the National Development and Reform Commission (the “NDRC”) and the MOFCOM issued the Special Administrative Measures for Admittance of Foreign Investment (Restricted List) (2019 Edition) (the “2019 Restricted List”), which became effective on July 30, 2019. The 2019 Restricted List removed from the category of industries where foreign investment is restricted real estate agency and brokerage services, which had been included in the restricted category in the previous Foreign Investment Industrial Guidance Catalogue issued in 2011. The 2019 Restricted List loosened existing restrictions on foreign ownership of real estate agency and brokerage services in China, and as a result we may conduct real estate agency and brokerage services directly.

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

In addition, on April 29, 2019, the SAFE issued the Administrative Measures for Foreign Exchange Services of Payment Institutions, replacing the Notice of the State Administration of Foreign Exchange on the Pilot Scheme of Cross-border Foreign Exchange Payment Services Provided by Payment Institutions issued by the SAFE on January 20, 2015, pursuant to which a payment institution is required to obtain approval from the local branches of SAFE and to be registered in the Enterprise Directory for Foreign Exchange Receipts and Payments in Trade in order to provide foreign exchange payment services for cross-border e-commerce transactions. Any institution applying for such registration and approval must first obtain a Payment Services License that authorizes it to engage in the online payments business.

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

On March 27, 2014, the MOF issued the Interim Measures on the Administration of the Sale of Lotteries via Telephone (the “Telephone Lottery Measures”) to replace the MOF’s former version promulgated on September 26, 2010. Under the Telephone Lottery Measures, “sale of lotteries via telephone” refers to the use of fixed-line telephones and mobile telephones to sell lotteries through short messages, voice calls and applications. Properly qualified lottery sales agencies may authorize other entities (“Telephone Sales Agents”) to carry out the business of sale of lotteries via telephone. The lottery sales agencies and the Telephone Sales Agent must enter into a commission agreement. A qualified Telephone Sales Agent is required to meet certain criteria, including having obtained a Value-Added Telecommunications Services Operating License. The Telephone Lottery Measures further provide that a Telephone Sales Agent must conduct business in accordance with parameters approved by the MOF and pursuant to a commission agreement.

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

On April 3, 2015, eight governmental authorities consisting of the MOF, the MPS, the SAMR, the MIIT, the Ministry of Civil Affairs, the PBOC, the General Administration of Sports and the CBIRC jointly released a public announcement with regard to unauthorized online lottery sales (the “Public Announcement”). The Public Announcement provides, among other things, that (i) all lottery institutions, internet companies, and other institutions or individuals provide unauthorized online lottery sales services, either directly or through agents, must immediately cease such services; (ii) the local governmental authorities for finance, civil affairs and sports must investigate and sanction unauthorized online lottery sales in their respective jurisdictions in accordance with applicable laws and regulations; (iii) the local governmental authorities for public security and industry and commerce must investigate any issuances or sales of illegal lotteries within their respective jurisdictions, with necessary assistance from local governmental authorities for finance, communication, banking regulation, civil affairs and sports, and local branches of the PBOC, and report any criminal activities to judicial authorities for prosecution; (iv) the lottery issuance authorities that plan to sell lottery products online must obtain approval from the Ministry of Civil Affairs or the General Administration of Sports by submitting an application to the MOF for written approval, and (v) no entity may provide online lottery sales services without the approval of the MOF. On April 28, 2016, the MOF, the MPS, the Ministry of Civil Affairs, the General Administration of Sports, and the SAMR, and on May 5, 2015 the SAMR, issued notices regarding unauthorized online lottery sales and further emphasized the requirements specified in the Public Announcement. Online lottery sales are an insignificant business for us.

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

Regulation of Online Lending and Microcredit Services

Online Lending and Microcredit Services

On July 18, 2015, the Guidelines on Promoting the Healthy Development of the Online Finance Industry (the “Fin-Tech Guidelines”) were jointly promulgated by ten PRC governmental authorities, including the PBOC, the MIIT, and the CBRC. The Fin-Tech Guidelines actively encourage innovation in internet financial platforms, products, and services for the purpose of increasing market vitality. The Fin-Tech Guidelines also require companies providing Internet finance services to, among other requirements, engage eligible banking institutions to act as fund depositories for client funds; have adequate procedures for the protection of the personal information of clients; and to not improperly buy, sell, or disclose such personal information.

Circular 141, which was jointly issued by the Head Office for Special Rectification against Internet Finance Risks and the Head Office for Special Rectification against Peer-to-Peer Online Lending Risks on December 1, 2017, stipulates general requirements for “cash loan” businesses conducted by online microcredit companies, banking institutions, and online lending information intermediaries, and specifies general requirements and guidelines with respect to cash loan businesses, such as governmental pre-approval requirements, limits on interest rates and overall costs to borrowers, “know-your-customer” requirements, borrower eligibility assessment requirements, a prohibition on collection of loans using violence, and protection of customers’ personal information. In addition, Circular 141 prohibits online microcredit companies from facilitating loans to students, making loans that are not made with the use of proceeds specified or that are to be used for down payments or speculative trading, and funding loans using illegal sources of funds.

Circular 141 also stipulates that a banking institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk control, and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. In addition, CBIRC Circular 37 states that institutions that provide services such as customer recommendations and evaluation of credit to lending institutions may not provide financial guarantee services without approval of regulatory authorities. Although Sogou believes that its operation of its online lending and microcredit loan facilitation business should not be deemed to be operation of a financial guarantee business, relevant PRC regulatory authorities might not share the same view as theirs, as the exact definition and scope of operating a financial guarantee business remain unclear. If Sogou was deemed to be operating a financial guarantee business, it would be subject to PRC laws and regulations, such as Circular 141 and CBIRC Circular 37, concerning the financial guarantee business.

The Guidance on the Pilot Establishment of Microcredit Companies jointly promulgated by the CBRC and the PBOC on May 4, 2008 (the “Pilot Guidance”) provides guidance on capital source and utilization requirements and restrictions and on the management and operation of microcredit companies. The Pilot Guidance also provides that the establishment of a microcredit company is subject to approval of the competent governmental authority at the provincial level. The People’s Government of Guangdong Province promulgated the Guidance on the implementation of Pilot Microcredit Companies, on January 14, 2009, and the Interim Administrative Measures on Microcredit Companies of Guangdong Province, on January 23, 2009, which specify the principles, scope, and timeline of a pilot program and pilot joint meeting system; the role of certain governmental authorities; requirements for the establishment, organization and management of microcredit companies; and supervision and risk prevention rules with respect to microcredit companies in Guangdong province. On March 6, 2017, the Financial Work Bureau of the People’s Government of Shantou, which is a city in Guangdong Province, promulgated the Regulatory Guidance on Online Microcredit Companies Established in Shantou (for Trial Implementation), which sets forth regulatory requirements for the establishment, business requirements, submission of information, and management of risks of online microcredit companies established in Shantou.

Sogou’s subsidiary Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Microcredit”) has obtained the key governmental approvals and licenses required for the conduct of a microcredit business. However, as the regulatory regime and practices with respect to online microcredit companies are evolving, there is uncertainty as to how the various requirements discussed above will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on microcredit companies.

Loans and Interest Rates

The PRC Contract Law recognizes the validity of loan agreements between natural persons, provides that a loan agreement becomes effective when an individual lender provides a loan under the agreement to an individual borrower, and requires interest rates charged under a loan agreement to comply with applicable PRC laws and regulations. The Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases (the “Private Lending Judicial Interpretations”) issued by the Supreme People’s Court in August 2015 and effective in September 2015 specify that loan agreements for loans with annual interest rates below 24% are valid and enforceable. With respect to a loan with an annual interest rate between 24% and 36%, if the interest on the loan has already been paid to the lender and such payment has not caused damage to the interests of the state, the community, or any third parties, the Private Lending Judicial Interpretations indicate that courts will be likely to dismiss a borrower’s demand for return of the interest payments. If the annual interest rate of a private loan is higher than 36%, the portion of the interest exceeding the maximum interest rate is invalid.

Circular 141 stipulates that with respect to cash loan businesses, the aggregate borrowing costs charged to borrowers in the form of interest and various fees must not exceed the limits on interest rates applicable to private lending set forth in the Private Lending Judicial Interpretations.

The Pilot Guidance stipulates that microcredit companies may set interest ceilings and floors for their loans. However, an interst ceiling must not exceed the permited maximum interst specified by the relevant governmental authorities, and an interest floor must not be set below 0.9 times the benchmark lending rate for loans published by the PBOC.

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

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns, which normally last for three to four months every year, specifically aiming to crack down on Internet copyright infringement and piracy in China. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the MPS and the MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign was Internet audio and video programs. From the time the 2010 campaign commenced in late July, the local branches of the NCA focused on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, Web hosting or Internet access services for third parties engaging in copyright infringement or piracy and infringement by the use of mobile media. In serious cases, the operating permits of the Websites engaging in illegal activities may be revoked, and such Websites may be ordered to shut down. On April 26, 2019, the NCA, the CAOC, the MIIT, and the MPS jointly announced the Jian Wang 2019 Campaign, which targets copyright infringement related to online transmission of movies and oversees the protection of software and hardware intellectual property related to streaming media and the protection of photographs.

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

Trademark Law

On August 23, 1982, the Standing Committee of the National People’s Congress promulgated the Trademark Law (the “Trademark Law”), which was amended in 1993, 2001, 2013, and 2019. On August 3, 2002, the State Council promulgated the Implementation Regulation for the Trademark Law, which was amended in April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. The amendment of the Trademark Law that became effective on November 1, 2019 provides for enhanced procedures for the prevention of malicious registration of trademarks and increases the amount of fines that may be imposed for trademark infringements.

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

On August 29, 2015, the Standing Committee of the National People’s Congress issued Amendment (IX) to the Criminal Law of the People’s Republic of China (“Amendment (IX)”), which strengthens the protection of personal information. Pursuant to Amendment (IX), network service providers and others who unlawfully sell or otherwise provide personal information and cause serious adverse consequences may be sentenced to prison for up to seven years. In addition, network service providers who disseminate such user information and cause serious adverse consequences, and who do not rectify the problem after they receive notice of such non-compliance from relevant regulatory authorities may be sentenced to prison for up to three years, and may also be subject to public surveillance and fines. On October 21, 2019, the Supreme People’s Court of the PRC and the Supreme People’s Procurator of the PRC issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks, which clarifies the types of network service providers and the standards for judging whether the consequences of divulging the personal information are serious and adverse.

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

The SAMR (formerly the AQSIQ and SAC) issued the Information Security Technology – Personal Information Security Specification, which came into effect on May 1, 2018. The specification includes a recommendation for the nationwide standards for protection and processing of private personal information, and provides and clarifies the definitions and data processing, disclosure and protection requirements regarding personal information. On April 10, 2019, the MPS and the Beijing Network Industry Association issued the Guidelines for Protection of the Security of Personal Information on the Internet, which provides guidelines and recommends procedures concerning the protection of personal information applicable to enterprises providing services via the Internet as well as organizations and individuals who control and process personal information in private and non-networked environments. On June 1, 2019, the National Information Security Standardization Technical Committee issued the Internet Security Practice Guidelines—Specification of Information Necessary for Basic Business Functions of APPs, which provides further guidelines for the use and collection of personal information by network operators, and specifies the types of personal information deemed to be necessary for the operation of online services for areas such as online payment, short videos, Internet news information, and real estate transactions.

On January 23, 2019, the OCLGCA, the MIIT, the MPS, and the SAMR jointly issued the Public Announcement Concerning the Illegal Collection of Personal Information by APPs, which emphasizes that APP operators must comply strictly with the Internet Security Law with in connection with their collection and use of personal information. On March 13, 2019, the SAMR issued the Notice on the Launch of Special Enforcement Actions to Protect Consumers and Crack Down on Violations of Personal Information of Consumers and the Announcement of the Implementation of App Security Certifications, and on October 31, 2019, the SAMR and the CAOC issued the Notice of a Special Campaign to Rectify the Infringement of Legal Rights and Interests of APP Users so as to further protect the rights of the APP users in and to their personal information and clarify the requirements for APP security certification. In addition, a number of relevant governmental authorities and industry associations have published a series of guidelines and standards, such as the Guidelines for Self-Assessment of Illegal Collection and Use of Personal Information by APPs issued by the Special Working Group Supervising the Illegal Collection and Use of Personal Information on March 3, 2019, and the Methods for Identification of the Illegal Collection and Use of Personal Information by APPs issued by the CAOC and three other PRC government authorities on December 30, 2019, pursuant to which APP operators are encouraged to conduct self-inspection and self-rectification to enhance the protection of personal information.

On August 22, 2019, the CAOC issued the Provisions on the Protection of the Personal Information of Minors on the Internet, effective on August 22, 2019, to regulate activities regarding the collection, use, and disclosure of minors’ personal information on the Internet.

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

Amendment (IX) provides, among other things discussed elsewhere in this report, that network service providers who do not comply with laws and regulations regarding the safe management of information on their networks and fail to correct their conduct after they receive notice of such non-compliance from relevant regulatory authorities, with results such as the dissemination of a substantial amount of illegal information or serious loss of evidence in criminal cases, may be convicted of the crime of failing to fulfill their obligations for the safe management of information on the Internet. In addition, entities and individuals are prohibited from offering such technical and other support for Internet access, online data storage, and communication transmission while knowing that recipients of any such support are conducting criminal activities through the Internet. The Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in of Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks, issued on October 21, 2019, further clarifies standards for conviction of the crimes of failing to fulfill obligations for the safe management of information on the Internet and assisting in criminal activities related to information networks.

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

Laws and Regulations Related to Unfair Competition

Pursuant to the Unfair Competition Law of the PRC (the “Unfair Competition Law”) adopted by the Standing Committee of the National People’s Congress on November 4, 2017 and effective on April 23, 2019, a business operator is prohibited from taking any of the following actions:

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

The Unfair Competition Law forbids business operators to pay bribes in order to gain an opportunity or competitive advantage in a business transaction or to misappropriate the trade secrets of another. “Trade secrets,” as defined in the Unfair Competition Law, refers to technical information, operating information, and other commercial information with commercial value that has not been released to the public, and is subject to appropriate measures to protect its confidentiality.

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

An amendment of the Unfair Competition Law that became effective on January 1, 2018 increases the maximum amount of administrative penalties that may be imposed for violations. An additional amendment of the Unfair Competition Law that became effective on April 23 2019 increases the amount of administrative penalties that may be imposed for malicious misappropriation of trade secrets.

In addition, the Supreme People’s Court has promulgated an Interpretation of Several Issues Relating to the Application of Law in Civil Trials of Unfair Competition Cases, which became effective as of February 1, 2007. This interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators, and maintain orderly market competition.

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

In February 2011, the General Office of the State Council promulgated Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System (“MOFCOM Security Review Rules”), to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions.

On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange to Further the Facilitation of Cross-border Trade and Investment, which cancelled restrictions on the use by foreign-invested companies that are not investment companies of their capital funds for equity investments.

Laws and Regulations Related to Antitrust

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law (“AML”), which took effect on August 1, 2008. Pursuant to the AML, monopolistic conduct, including entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition, is prohibited. To further implement the Antitrust Law and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018, the Interim Regulations on the Prohibition of Monopolistic Agreements issued by the SAMR on June 26, 2019, the Interim Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAMR on June 26, 2019, the Regulations on the Prevention of Conduct Constituting an Abuse of Administrative Powers to Eliminate or Restrict Competition issued by the SAMR on June 26, 2019, the Declaration Rules for Concentrations of Undertakings issued by the MOFCOM on January 5, 2009, amended on June 6, 2014, and re-issued by the SAMR on September 29, 2018, the Assessment Rules for Concentration of Undertakings issued by the MOFCOM on November 24, 2009, and the Provisional Measures on the Investigation and Handling of Concentrations Between Business Operators which Were Not Notified in Accordance with the Law issued by the MOFCOM on December 30, 2011.

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

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles (“Circular 37”) which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“Circular 75”).Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE branch in connection with their direct establishment or indirect control of an Offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or Offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its Offshore parent, as well as restrictions on capital inflows from the Offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity. Further, failure to comply with the various SAFE registration requirements could result in liability under PRC law for evasion of foreign exchange regulations.

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

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and related Implementation Rules were issued by the SAFE on January 5, 2007 and amended on May 29, 2016. Both became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by individuals in the PRC may be conducted only with approval from the SAFE or its authorized branch. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (“Offshore Share Incentives Rules”), which was issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. In November 2011, the SAFE approved our application to designate our PRC subsidiary Sohu Media to handle the registrations and other procedures required by the Offshore Share Incentives Rules. In February 2012, the SAFE approved Changyou’s application to designate its PRC subsidiary AmazGame to handle the registrations and other procedures required by the Offshore Share Incentive Rules. If we, Changyou or the PRC employees of Changyou and us who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we, Changyou and/or such employees may be subject to fines and other legal sanctions. Sogou has applied for registration of its 2017 Share Incentive Plan with the SAFE, and Sogou is in the process of applying for such registration of its 2010 Share Incentive Plan. If its 2017 Share Incentive Plan and 2010 Share Incentive Plan are not accepted for registration by the SAFE, Sogou may not be able to grant further share-based awards to its PRC employees, Sogou and those who have received awards may be subject to fines and legal sanctions, and Sogou’s ability to contribute additional capital to its PRC subsidiaries and its PRC subsidiaries’ ability to distribute dividends to it may be limited.

The principal law and regulations governing distribution of dividends of foreign holding companies were the Foreign Investment Enterprise Law (1986), which was amended in October 2000 and October, 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), which were amended in February, 2014. This law and the related regulations were replaced by the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, respectively, which both became effective on January 1, 2020. Under the new law and regulations, requirements for the distribution of dividends of newly-established foreign investment enterprises will be consistent with those that apply to domestic companies, which are included in the Company Law of the PRC. Under the Company Law of the PRC, newly-established foreign investment enterprises are required to set aside 10% of their after-tax profits each year to fund statutory common reserves until such reserves equal 50% of the amount of registered capital.

Furthermore, under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, the maximum rate for withholding tax imposed on dividend payments from PRC foreign -invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the CIT Law issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.

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

ORGANIZATIONAL STRUCTURE

The charts below present the principal consolidated entities of Sohu.com Limited, not including our consolidated Sogou entities and Changyou entities, and our principal consolidated Sogou entities and Changyou entities as of December 31, 2019. Certain intermediate holding companies that are not significant to the Sohu Group have been eliminated. As a result of the completion of the Changyou Merger on April 17, 2020, as of the date of this report, the Sohu Group holds 100% of the combined total of Changyou’s outstanding ordinary shares.

Sohu Organizational Chart

Sohu.com Limited
100%
Sohu Game
66%
Changyou
1%
100%
Sohu Search
34%
Sogou
100%
Sohu Video
100%
Sohu Focus
100%
Sohu HK
Outside PRC
Inside PRC
100%
Video Tianjin
100%
Tianjin Jinhu
100%
Heng Da Yi Tong
100%
Focus Interactive
100%
Sohu New Momentum
100%
Sohu Era
100%
Sohu Media
100%
High Century
100%
Sohu Internet
100%
Donglin
Consolidated through contract
Consolidated through equity ownership

Principal Subsidiaries

The following are our principal subsidiaries:

For Sohu’s Business

•	Sohu.com (Hong Kong) Ltd., or Sohu HK, established in 2000;

•	Beijing Sohu New Era Information Technology Co., Ltd., or Sohu Era, established in 2003;

•	Sohu.com (Search) Limited, or Sohu Search, established in 2005;

•	Beijing Sohu New Media Information Technology Co., Ltd., or Sohu Media, established in 2006;

•	Sohu.com (Game) Limited, or Sohu Game, established in 2008;

•	Beijing Sohu New Momentum Information Technology Co., Ltd., or Sohu New Momentum, established in 2010;

•	Fox Video Limited, or Sohu Video, established in 2011;

•	Fox Information Technology (Tianjin) Limited, or Video Tianjin, established in 2011; and

•	Sohu Focus Limited, or Sohu Focus, established in 2013.

For Sogou’s Business

•	Sogou Inc., or Sogou, established in 2005;

•	Sogou (BVI) Limited, or Sogou BVI, established in 2005;

•	Beijing Sogou Technology Development Co., Ltd., or Sogou Technology, established in 2006;

•	Sogou Hong Kong Limited, or Sogou HK, established in 2007;

•	Vast Creation Advertising Media Services Limited, or Vast Creation, established in 2004 and acquired by Sogou in 2011;

•	Beijing Sogou Network Technology Co., Ltd., or Sogou Network, established in 2012;

•	Sogou (Shantou) Internet Microcredit Co., Ltd., or Sogou Microcredit, established in 2017;

•	Sogou (Hangzhou) Intelligent Technology Co., Ltd., or Sogou Hangzhou, established in 2018; and

•	Shantou Ying Zhong Bai Fu Financing Guarantee Co., Ltd., or Sogou Financing Guarantee, established in 2019.

For Changyou’s Business

•	Changyou.com Limited, or Changyou, established in 2007;

•	Changyou.com (HK) Limited, or Changyou HK, established in 2007;

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, established in 2007;

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, established in 2009; and

•	Beijing Changyou Chuangxiang Software Technology Co., Ltd., or Changyou Chuangxiang, established in 2016.

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

For Sohu’s Business

•

Beijing Century High-Tech Investment Co., Ltd., or High Century, a PRC company that was incorporated in 2001. As of December 31, 2019, Dr. Charles Zhang, our Chairman of the Board and Chief Executive Officer, and Wei Li, one of our employees, held 80% and 20% interests, respectively, in this entity;

•

Beijing Heng Da Yi Tong Information Technology Co., Ltd., or Heng Da Yi Tong, a PRC company that was incorporated in 2002. As of December 31, 2019, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity;

•	Beijing Sohu Internet Information Service Co., Ltd., or Sohu Internet, a PRC company that was incorporated in 2003. As of December 31, 2019, High Century held a 100% interest in this entity;

•	Beijing Sohu Donglin Advertising Co., Ltd., or Donglin, a PRC company that was incorporated in 2010. As of December 31, 2019, Sohu Internet held a 100% interest in this entity;

•

Tianjin Jinhu Culture Development Co., Ltd, or Tianjin Jinhu, a PRC company that was incorporated in 2011. As of December 31, 2019, Xiufeng Deng and Xuemei Zhang, both of whom are our employees, each held a 50% interest in this entity; and

•

Beijing Focus Interactive Information Service Co., Ltd., or Focus Interactive, a PRC company that was incorporated in July 2014. As of December 31, 2019, Heng Da Yi Tong held a 100% interest in this entity.

For Sogou’s Business

•

Beijing Sogou Information Service Co., Ltd., or Sogou Information, a PRC company that was incorporated in 2005. As of December 31, 2019, Xiaochuan Wang, Sogou’s Chief Executive Officer, High Century and Tencent held 10%, 45% and 45% interests, respectively, in this entity; and

•

Chengdu Easypay Technology Co., Ltd., or Chengdu Easypay, a PRC company that was incorporated in 2015. As of December 31, 2019, Sogou Information and Beijing Shi Ji Si Su Technology Co., Ltd., a subsidiary of Sogou Information, held 9% and 91% interests, respectively, in this entity.

For Changyou’s Business

•	Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, a PRC company that was incorporated in 2007. As of December 31, 2019, High Century held a 100% interest in this entity;

•	Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, a PRC company that was acquired by Changyou in 2010. As of December 31, 2019, Gamease held a 100% interest in this entity; and

•

Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, a PRC company that was incorporated in 2010. As of December 31, 2019, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100% interest in this entity.

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

For the year ended December 31, 2019, our total revenues were approximately $1.85 billion, representing an increase of 2% compared to 2018, and our gross margin increased from 46% to 47%. Our online advertising business generated revenues of $1.25 billion, with a 1% annual decrease, representing 68% of total revenues. Our online game business generated revenues of $440.9 million, with a 13% annual increase, representing 24% of total revenues. In 2019, our net loss from continuing operations before deducting the noncontrolling interest was $9.4 million, compared to a net loss from continuing operations of $22.5 million in 2018. In 2019, our net loss from continuing operations after deducting the non-controlling interest was $126.6 million, compared to a net loss from continuing operations of $129.8 million in 2018. Diluted net loss from continuing operations per share attributable to Sohu.com Limited was $3.25 in 2019, compared to a diluted net loss from continuing operations per share attributable to Sohu.com Limited of $3.36 in 2018.

Factors and Trends Affecting our Business

With the accelerated shift in user activities from PCs to mobile devices and an increase in the number of Internet users, the use of various kinds of mobile Internet services continued to increase. At Sohu, we focused our efforts on developing a portfolio of leading mobile products across our business lines that we believed our users would like.

Smartphones have reshaped the online media business in China, as in-stream feeds have become a mainstream format through which users have become accustomed to receiving personalized information. To ensure we remain as a premier destination for our audience, we invested extensively in content and technology for Sohu Media Portal. We continually refined the design of our key product Sohu News APP, and introduced innovative features to meet users’ appetites. We improved the algorithm used by the recommendation engine of Sohu News APP to enhance the user experience. We also introduced social features into our products to improve interactions between users and stickiness. Our advertising revenues from large brand advertisers decreased through 2019, as we faced challenges competing for their budgets in a weakened macroeconomic environment in China. In response, we are actively hosting various events to attract attention and interest from both users and advertisers. Further, we are also upgrading our advertising systems to improve their effectiveness, with the goal of enhancing monetization, and increasing small and medium enterprise (“SME”) customers’ allocations of their advertising budgets to us.

Online video services remained one of the most popular Internet applications, and continued to gain viewers from television stations. Due to intensified competition among major players, the price of content, especially the prices of premium TV programs, went up sharply in the past few years. This caused industry-wide financial losses. For Sohu Video, we have changed our content procurement strategy and stopped buying expensive new TV programs. We now concentrate on self-developed content and other short-form video program categories, which are much less expensive than TV content. We have also integrated various social functions into our products to help users build and find their own unique social communities. Leveraging our exclusive original content, we also actively explore opportunities with subscription services that we believe will become an important revenue source in addition to traditional advertising revenues. As a result of these measures, the operating loss of Sohu Video in 2019 decreased by 32% year-on-year. We expect the loss will continue to narrow in the year of 2020.

Growth in the online search market in China slowed in 2019, driven by a shift in the allocation of advertising budgets, the already high penetration of mobile devices, and slower growth of mobile search traffic. Changes in the macroeconomic and regulatory environment in China have also affected, and may continue to affect, the online search industry. As of the end of 2019, Sogou continued to be China’s second-largest search engine by mobile queries. In December 2019, Sogou Search had an 18.3% market share in China based on mobile queries, according to CTR. Sogou strengthened its competitive advantages in search as it continued to build its content and service ecosystem during 2019. It has also continued to leverage the robust ecosystem it has built and shares with Tencent. Sogou Search is the default search engine for a range of Tencent products that offer general search functions. Sogou Search also continues to be the preferred search engine on Weixin/WeChat for third-party search services to access external Internet content. Sogou intends to extend this partnership year to year until 2023 as part of the overall framework agreement that Sogou and Tencent entered into in September 2018. In addition, Sogou has made significant breakthroughs in language-centered AI technology, including speech, computer vision, machine translation, dialogue, and question answering (“Q&A”). Sogou has further leveraged these AI capabilities to enhance the search experience for users. It has also integrated these AI capabilities into industry-leading solutions and expanded their use in multiple sectors. In addition, Sogou will continue to invest in companies with valuable content, data, and technology, and look to build strategic partnerships through equity investments that help to solidify its competitive edge and drive the long-term growth of its search business.

For Changyou’s online game business, both PC games and mobile games revenues experienced increases during the year of 2019. In 2019, Changyou reviewed its previous experience in mobile game development, streamlined its game development processes, and set higher standards in terms of the overall quality of games within the pipeline. It also continued to adjust the in-game environment of and optimize the operational strategy for its existing games. Going forward, Changyou plans to continue to improve its capabilities in game design, game technology, and graphic quality, enhance project management over the development process, and improve development efficiencies, as well as to further invest in talent acquisition and development. While Changyou expects that MMORPG mobile games will continue to be its strategic focus, it also plans to develop casual games and strategy games. For the three months ended December 31, 2019, the PC games and mobile games that Changyou operates had approximately 5.9 million total average monthly active accounts and approximately 2.1 million total active paying accounts.

The outbreak of COVID-19, which emerged in December 2019 and has rapidly spread to become a worldwide pandemic, has had, and may continue to have, a significant negative impact on the Chinese economy, and on the worldwide economy as a whole, and, in particular, on advertiser spending in the China market in which we operate, which is likely to have an adverse impact on our future business and results of operations.

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

VIE Consolidation

Our VIEs are wholly or partially owned by certain employees as nominee shareholders. For our consolidated VIEs, management made evaluations of the relationships between us and our VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, we control the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that we are the primary beneficiary of our consolidated VIEs.

Noncontrolling Interest Recognition

Noncontrolling interests are recognized to reflect the portion of the equity of subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholders. The noncontrolling interests in our consolidated financial statements consist primarily of noncontrolling interests for Sogou, and, prior to the completion of the Changyou Merger on April 17, 2020, Changyou.

Noncontrolling Interest for Sogou

Prior to the completion of Sogou’s IPO in November 2017, Sohu controlled the election of a majority of the Board of Directors of Sogou pursuant to a shareholders’ agreement that expired upon the completion of the IPO. Following the completion of Sogou’s IPO, pursuant to the Voting Agreement and Sogou’s Amended and Restated Articles of Association, Sohu still has the right to appoint a majority of Sogou’s Board of Directors.

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

Noncontrolling Interest for Changyou

As Changyou’s controlling shareholder, we consolidate Changyou in our consolidated financial statements and, prior to the completion of the Changyou Merger on April 17, 2020, also recognized noncontrolling interest reflecting the economic interest in Changyou held by Changyou noncontrolling shareholders. Changyou’s net income /(loss) attributable to the Changyou noncontrolling shareholders is recorded as noncontrolling interest in our consolidated statements of comprehensive income, based on their share of the economic interest in Changyou. Changyou’s cumulative results of operations attributable to the Changyou noncontrolling shareholders, along with changes in shareholders’ equity, adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet settled and adjustment for changes in our ownership in Changyou, are recorded as noncontrolling interest in our consolidated balance sheets.

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

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players, the estimation of the fair value of an advertising-for-advertising barter transaction, allocation of upfront license fees for licensed-out games between license and post-sale services, and the volume sales rebates. We do not believe that significant management judgements are involved in revenue recognition, but the amount and timing of our revenues could be different for any period if management made different judgments or utilized different estimates.

The following table presents our revenues disaggregated by products and services:

	Year Ended December 31, 2017 (in thousands)
	Sohu	Sogou	Changyou	Total
Brand advertising:
Sohu Media Portal	$152,015	0	0	152,015
Sohu Video	79,756	0	0	79,756
Focus	57,245	0	0	57,245
17173.com Website	0	0	25,096	25,096
Search and search related advertising	0	801,199	0	801,199
Online games:
PC games	0	0	239,149	239,149
Mobile games	0	0	208,355	208,355
Other games	0	0	2,029	2,029
Others	83,758	106,807	14,180	204,745

Total	$372,774	908,006	488,809	1,769,589

	Year Ended December 31, 2018 (in thousands)
	Sohu	Sogou	Changyou	Total
Brand advertising:
Sohu Media Portal	$127,348	0	0	127,348
Sohu Video	53,756	0	0	53,756
Focus	31,144	0	0	31,144
17173.com Website	0	0	19,697	19,697
Search and search related advertising	0	1,022,456	0	1,022,456
Online games:
PC games	0	0	236,743	236,743
Mobile games	0	0	151,737	151,737
Other games	0	0	1,308	1,308
Others	61,975	100,589	6,074	168,638

Total	$274,223	1,123,045	415,559	1,812,827

	Year Ended December 31, 2019 (in thousands)
	Sohu	Sogou	Changyou	Total
Brand advertising:
Sohu Media Portal	$94,497	0	0	94,497
Sohu Video	34,529	0	0	34,529
Focus	32,120	0	0	32,120
17173.com Website	0	0	13,715	13,715
Search and search related advertising	0	1,072,860	0	1,072,860
Online games:
PC games	0	0	267,752	267,752
Mobile games	0	0	172,718	172,718
Other games	0	0	432	432
Others	57,080	98,981	763	156,824

Total	$218,226	1,171,841	455,380	1,845,447

As noted above, in accordance with the modified retrospective method upon adoption of ASC 606, amounts for 2017 were not adjusted.

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

Pricing Model

Through mobile devices and PCs, we provide advertisement placements to our advertisers on different Internet platforms and in different formats, which include banners, links, logos, buttons, full screen, pre-roll, mid-roll, post-roll video screens, pause video screens, loading page ads, news feed ads, in-feed video infomercial ads, and other formats.

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

Pay-for-click Services

Pay for click services enable advertisers’ promotional links to be displayed on Sogou search result pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. For pay for click services, Sogou introduces Internet users to its advertisers through auction-based systems and charges advertisers on a per-click basis when the users click on the displayed links. The performance obligation of pay-for-click services is satisfied at the point in time when users click on the displayed links, and revenue for pay-for-click services is recognized on a per-click basis.

Other Online Advertising Services

Other online advertising services mainly consist of displaying advertisers’ promotional links on Sogou’s Internet properties. For time-based advertising services, Sogou’s performance obligation is satisfied over time when the advertising links are displayed over the contract periods, and therefore revenue is normally recognized on a straight-line basis over the contracted display period. For performance-based advertising services, for example, advertisers are charged based on the times that users download from the displayed links, Sogou’s performance obligation is satisfied at the point in time when the promised performance is completed and the revenue is recognized upon the completion of the promised performance.

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

Online Game Revenues

Changyou’s online game revenues are generated primarily from its self-operated and licensed-out PC games and mobile games. Prior to the sale of the MoboTap business in 2018, Changyou also generated a small amount of revenues from online card and board games. All of Changyou’s games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items.

Changyou is the principal of its self-operated games. Changyou hosts the games on its own servers and is responsible for the sale and marketing of the games as well as customer service. Accordingly, revenues are recorded gross of revenue sharing-payments to third-party developers and/or mobile APP stores, but net of VAT and discounts to game card distributors where applicable. Changyou obtains revenues from the sale of in-game virtual items. Revenues are recognized over time for virtual items with estimated lives and upon use for items that are consumed immediately. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

PC Games

Proceeds from Changyou’s self-operated PC games are collected from players and third-party game card distributors through sales of Changyou’s game points on its online payment platform and prepaid game cards.

Changyou’s self-operated PC games are either developed in house or licensed from third-party developers. For licensed PC games, Changyou remits a pre-agreed percentage of the proceeds to the third-party developers and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are recorded in Changyou’s cost of revenues.

Mobile Games

Self-operated Mobile Games

For self-operated mobile games, Changyou sells game points to its game players via third-party mobile APP stores. The mobile APP stores in turn pay Changyou proceeds after deducting their share of pre-agreed revenue-sharing amounts.

Changyou’s self-operated mobile games are either developed in house or licensed from or jointly developed with third-party developers. For licensed and jointly developed mobile games, Changyou remits a pre-agreed percentage of the proceeds to the third-party developers and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to mobile application stores and third-party developers are included in Changyou’s cost of revenues.

Licensed Out Mobile Games

Changyou also authorizes third parties to operate its mobile games. Licensed out games include mobile games developed in house, such as Changyou’s mobile game Legacy TLBB Mobile, and mobile games jointly developed with third-party developers. Changyou receives monthly revenue-based royalty payments from the third-party licensee operators. Changyou receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate Changyou’s games in specified geographic areas. Since Changyou is obligated to provide post-sale services (“PCS”), the initial license fees are allocated between the license and PCS based on relative standalone selling prices. The amount allocated to the license is recognized as revenue upon the commencement of the license period, given that Changyou’s intellectual property rights subject to the license are considered to be functional and the licensee has the right to use such intellectual property rights as they exist at the point when the license is granted, and the amount allocated to PCS is recognized as revenue ratably over the license period. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. Changyou views the third-party licensee operators as Changyou’s customers and recognizes revenues on a net basis, as Changyou does not have the primary responsibility for fulfillment and acceptability of the game services. Changyou remits to the third-party developers a pre-agreed percentage of revenues and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in Changyou’s cost of revenues or product development expenses.

Other Revenues

Sohu

Other revenues attributable to Sohu consist primarily of revenues from paid subscription services, interactive broadcasting services, and sub-licensing of purchased video content to third parties.

Sogou

Other revenues attributable to Sogou are IVAS revenues, which are mainly from the operation of Web games and mobile games developed by third parties, and revenues from other products and services including smart hardware products and online lending and microcredit services. Other revenues are generally recognized when Sogou’s performance obligations under the applicable agreements have been satisfied, except for interest revenues from Sogou’s online lending and microcredit services, which are recognized using the effective interest method.

Changyou

Other revenues attributable to Changyou are primarily from IVAS.

As of August 12, 2019, we ceased consolidating Changyou’s cinema advertising business in our consolidated financial statements and, accordingly, the financial results of the cinema advertising business are excluded from our results from continuing operations and are presented in separate line items as discontinued operations in the consolidated financial statements, and retrospective adjustments to our historical audited consolidated financial statements have been made in order to provide a consistent basis of comparison.

Revenues generated from Changyou’s IVAS were derived primarily from software applications for PCs and mobile devices offered by RaidCall, which ceased operations in March 2019. Prior to March 2018, IVAS revenues also included revenues generated from the Dolphin Browser operated by MoboTap. Revenues from IVAS are recognized during the period the services are rendered or items are consumed under the gross method, as Changyou is the principal obligor for provision of the services.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when we have satisfied our performance obligations and have the unconditional right to payment. The allowance for doubtful accounts and authorized credits is estimated based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect our customers’ ability to pay. Contract assets as of December 31, 2019 were not material. The allowance for doubtful accounts and authorized credits was $16.2 million and $15.1 million, respectively, as of December 31, 2019 and December 31, 2018.

Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the search and search-related advertising business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $110.2 million for the year ended December 31, 2019.

There was no significant change in the contract assets and contract liability balances during 2019.

Revenue recognized in 2019 from performance obligations related to prior years was not material.

Practical Expedients

We have used the following practical expedients as allowed under ASC 606:

(i) The transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of our contracts have a duration of one year or less.

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

Cost of Brand Advertising Revenues

Cost of brand advertising revenues mainly consists of content and license costs, salary and benefits expenses, and bandwidth service costs. For self-developed video content, production costs incurred in excess of the amount of revenue contracted for are expensed as incurred.

Cost of Search and Search-related Advertising Revenues

Cost of search and search-related advertising revenues mainly consists of traffic acquisition costs, bandwidth service costs, depreciation expenses, salary and benefits expenses, and share-based compensation expense. Traffic acquisition costs represent the most significant portion of cost of revenues. Traffic acquisition costs consist primarily of payments to third parties that direct search queries of the users to Internet properties of Sogou or distribute Sogou advertisers’ promotional links through such third parties’ Internet properties. The traffic acquisitions costs for such arrangements consist primarily of fees that Sogou pays to the third parties based on an agreed-upon unit price and revenue-sharing payments that Sogou makes to such third parties based on an agreed-upon percentage of revenues generated from users’ clicks.

Cost of Online Game Revenues

Cost of online game revenues mainly consists of revenue-sharing payments, salary and benefits expenses, bandwidth service costs, content and license costs, tax surcharges, depreciation and amortization expenses, and other direct costs.

Cost of Other Revenues

Cost of other revenues mainly consists of revenue-sharing payments related to the IVAS business, costs of smart hardware products, revenue-sharing payments related to interactive broadcasting services, and content and license costs related to paid subscription services.

Product Development Expenses

Product development expenses mainly consist of salary and benefits expenses, content and license costs, technical service fees, facilities expenses, and depreciation and amortization expenses. These expenses are incurred for the enhancement and maintenance of our Internet platforms as well as for our products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.

Sales and Marketing Expenses

Sales and marketing expenses mainly consist of advertising and promotional expenses, salary and benefits expenses, travel and entertainment expenses, and facilities expenses. Advertising and promotional expenses generally represent the expenses of promotions to create or stimulate a positive image of us or a desire to subscribe for our products and services. Advertising and promotional expenses are expensed as incurred.

General and Administrative Expenses

General and administrative expenses mainly consist of salary and benefits expenses, bad debts, professional fees, depreciation and amortization expenses, travel and entertainment expenses, and facilities expenses.

Share-based Compensation Expense

Sohu (excluding Fox Video Limited), Sogou, Changyou, and Fox Video Limited (“Sohu Video”) have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.

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

Sohu (excluding Sohu Video), Sogou, and Changyou Share-based Awards

Sohu (excluding Sohu Video) Share-based Awards

In determining the fair value of share options granted by Sohu (excluding Sohu Video) as share-based awards, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied. In determining the fair value of restricted share units granted, the public market price of the underlying shares on the grant dates was applied.

Upon the dissolution of Sohu.com Inc. on May 31, 2018, we assumed all then existing obligations of Sohu.com Inc. with respect to equity incentive awards that had been granted under Sohu.com Inc.’s Amended and Restated 2010 Stock Incentive Plan (the “Sohu 2010 Stock Incentive Plan”) and remained outstanding, and such awards were converted into the right to receive upon exercise or settlement our ordinary shares under the Sohu 2018 Share Incentive Plan rather than shares of the common stock of Sohu.com Inc., subject to the other terms of such outstanding awards. Options for the purchase of our ordinary shares, including options converted from those contractually granted under the Sohu 2010 Stock Incentive Plan, are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets.

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

Before Sogou’s adoption of ASU 2018-07 “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” effective for fiscal years beginning after December 15, 2018, share-based compensation expense for share options granted to non-employees was measured at fair value at the earlier of the performance commitment date or the date service was completed and recognized over the period during which the service was provided. Sogou applied the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date until the service had been provided and the performance targets had been met. After Sogou’s adoption of ASU 2018-07, share-based compensation expense for share options granted to non-employees is recognized in accordance with the requirements of ASC 718 for employee share-based compensation awards.

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

Options for the purchase of Changyou Class A ordinary shares contractually granted under the Changyou 2014 Share Incentive Plan and the Changyou 2019 Share Incentive Plan are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets. Under ASC 718-10-25, no grant date can be established until a mutual understanding is reached between Changyou and the recipients clarifying the subjective performance requirements. In accordance with ASC 718-10-55, as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimates of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values at the grant date. In determining the fair values of Changyou share options granted, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied.

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

Sohu Video Share-based Awards

On January 4, 2012, Sohu Video, the holding entity of Sohu’s video division, adopted a 2011 Share Incentive Plan (the “Video 2011 Share Incentive Plan”) which provides for the issuance of up to 25,000,000 ordinary shares of Sohu Video (representing approximately 10% of the outstanding Sohu Video shares on a fully-diluted basis) to management and key employees of the video division and to Sohu management. As of December 31, 2019, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made, of which options for the purchase of 4,972,800 ordinary shares were vested.

For purposes of ASC 718-10-25, as of December 31, 2019, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. Therefore, the fair value of the awards was not determinable and could not be accounted for. In accordance with ASC 718-10-55, our management determined that the service inception date with respect to vested option awards for the purchase of 4,972,800 shares had preceded the grant date. Therefore, we recognized compensation expense for these vested Sohu Video share-based awards and re-measured, and will re-measure, the compensation expense on each subsequent reporting date based on the then-current fair values of these vested awards until the grant date is established.

Taxation

PRC Corporate Income Tax

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

As of December 31, 2019, the following principal entities were qualified as HNTEs and were entitled to an income tax rate of 15%.

For Sohu’s Business

-

Sohu New Momentum. Sohu New Momentum re-applied for HNTE qualification and received approval in December 2019. Sohu New Momentum is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

-	Sohu Internet and Video Tianjin. Sohu Internet and Video Tianjin qualified as HNTEs for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

-	Sohu Media. Sohu Media qualified as an HNTE for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

For Sogou’s Business

-

Sogou Network. Sogou Network re-applied for HNTE qualification and received approval in December 2019. Sogou Network is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

-	Sogou Information. Sogou Information qualified as an HNTE for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

-	Sogou Technology. Sogou Technology qualified as an HNTE for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

For Changyou’s Business

-

Gamespace. Gamespace re-applied for HNTE qualification and received approval in October 2019. Gamespace is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

-

Changyou Chuangxiang. Changyou Chuangxiang applied for HNTE qualification and received approval in October 2019. Changyou Chuangxiang is entitled to enjoy the beneficial tax rate as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

-	Gamease and AmazGame. Gamease and AmazGame qualified as HNTEs for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

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

For Changyou’s Business

-

AmazGame. In 2019, AmazGame completed a self-assessment and filed required supporting documents for KNSE status for 2018. Also in 2019, AmazGame was qualified as a KNSE after the relevant government authorities’ assessment and became entitled to a preferential income tax rate of 10% for 2018. AmazGame will follow the same process in 2020 for KNSE status for 2019.

-

Changyou Chuangxiang. In 2019, Changyou Chuangxiang completed a self-assessment, filed required supporting documents, was qualified as a Software Enterprise, and became entitled to the second year of an income tax exemption for 2018. Changyou Chuangxiang will follow the same process in 2020 to entitle it to the third year of an income tax exemption for 2019.

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

PRC Value Added Tax

On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and all of our revenues have been subject to VAT since that date. To record VAT payable, we adopted the net presentation method, which presents the difference between the output VAT (at rates of 6% or 17% for the year ended December 31, 2017 and for the period from January 1, 2018 to April 30, 2018, at rates of 6% or 16% for the period from May 1, 2018 to March 31, 2019, and at rates of 6% or 13% after April 1, 2019) and the available input VAT amount (at the rate applicable to the supplier).

U.S. Corporate Income Tax

Sohu.com Inc., which was formerly the top-tier publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. federal corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and of up to 35% for prior tax years. U.S. federal tax legislation signed into law on December 22, 2017, commonly referred to as the Tax Cuts and Jobs Act (the “U.S. TCJA”), significantly modified the U.S. Internal Revenue Code by, among other things, reducing the maximum statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a partial territorial tax system with a one-time transition tax (the “Toll Charge”) on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings. See Note 16 to our audited consolidated financial statements beginning on page F-1 of this report.

Certain activities conducted in the PRC resulted in U.S. corporate income taxes being imposed on Sohu.com Inc. when its subsidiaries that were controlled foreign corporations (“CFCs”) generated income that was subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”). Generally, passive income, such as rents, royalties, interest, dividends, and gains from disposal of the Sohu Group’s investments, were among the types of income that were subject to taxation under Subpart F. Any income taxable under Subpart F was taxable in the U.S. at the applicable federal corporate income tax rate. Subpart F income also included certain income from intra-Group transactions between Sohu.com Inc.’s non-U.S. subsidiaries and VIEs and Changyou’s non-U.S. subsidiaries and VIEs or Sogou’s non-U.S. subsidiaries and VIEs, or where Sohu.com Inc.’s non-U.S. subsidiaries or VIEs made an “investment in U.S. property,” such as holding the stock in, or making a loan to, a U.S. corporation. Under a provision of the U.S. tax code commonly referred to as the CFC look-through rule, Sohu.com Inc. did not have to treat dividends received by its CFC subsidiaries as Subpart F income includible in Sohu.com Inc.’s taxable income in the U.S.

To the extent that portions of Sohu.com Inc.’s U.S. taxable income, such as Subpart F income or global intangible low-taxed income (“GILTI”), as applicable, had been determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. may have been entitled to claim foreign tax credits to offset its U.S. income tax liabilities. Following the enactment of the U.S. TCJA, if dividends that Sohu.com Inc. received from its subsidiaries after January 1, 2018 were determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. would generally not have been required to pay U.S. corporate income tax on those dividends. Liabilities for U.S. corporate income tax were accrued in our consolidated statements of comprehensive income and estimated tax payments were made when required by U.S. law.

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

For the fourth quarter of 2018, the Sohu Group’s management re-evaluated the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2019. In addition, the Sohu Group accrued $2 million and $8 million, respectively, in interest on the unrecognized tax benefit for the years of 2018 and 2019.

The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2019, such as any IRS assessments upon audit and management’s further judgment and estimates.

Uncertain Tax Positions

We are subject to various taxes in different jurisdictions, but primarily the PRC. Management reviews regularly the adequacy of the provisions for taxes as they relate to our income and transactions. In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

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

Additionally, for purposes of calculating the numerator of diluted net income /(loss) per share, the net income /(loss) attributable to Sohu is calculated as discussed below. The adjustment will not be made if there is an anti-dilutive effect.

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

Changyou’s net income /(loss) attributable to Sohu

Prior to the completion of the Changyou Merger on April 17, 2020, Changyou’s net income /(loss) attributable to Sohu is determined using the percentage that the weighted average number of Changyou shares held by Sohu represents of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Changyou, which is used for the calculation of basic net income per share.

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

Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – include other inputs that are directly or indirectly observable in the market place.

Level 3 – unobservable inputs which are supported by little or no market activity.

Our financial instruments consist primarily of cash equivalents, restricted cash, short-term investments, accounts receivable, financing receivables, prepaid and other current assets, long-term investments, restricted time deposits, accounts payable, accrued liabilities, receipts in advance and deferred revenue, short-term bank loans, other short-term liabilities, long-term bank loans and long-term accounts payable.

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

Financing Receivables, Net

Financing receivables consist primarily of small consumer loans that Sogou makes to individual borrowers. Sogou funds such loans either through its own capital or through a trust which was jointly established by Sogou and a third-party investor, and is administered by a third-party trust company. As the trust only invests in loans facilitated by Sogou, Sogou has power to direct the activities of the trust. Sogou also has the obligation to absorb losses and the right to receive benefits from the trust that could potentially be significant to the trust. As a result, Sogou is considered the primary beneficiary of the trust and the trust is considered a consolidated VIE under ASC 810.

The financing receivables are recorded at the principal amount and interest accrued, net of allowance for credit losses that reflects Sogou’s best estimate of the amounts that will not be collected. Interest on loans is accrued based on the contractual interest rates of the loans when earned. The loan periods granted by Sogou to the borrowers related to the small consumer loans are generally within one year. The allowance for credit losses is determined at a level believed to be reasonable to absorb probable losses inherent in the loan portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis and is estimated on a quarterly basis or more often as necessary based on the delinquency rate, the aging of the amount due and other relevant factors.

Foreign Exchange Forward Contracts

Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and are subsequently measured at fair value.

Restricted Time Deposits

Restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method.

Equity Investments

Investments in entities are recorded as equity investments under long-term investments. For investments in common stock or in-substance common stock of entities over which we can exercise significant influence but do not own a majority equity interest or control, the equity method is applied, and we adjust the carrying amount of an investment and recognize investment income or loss for our share of the earnings or loss of the investee after the date of investment. For those equity investments accounted for other than under the equity method or those that result in consolidation, the fair value method is applied. However, for equity investments that do not have readily determinable fair values, we choose to account for them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

We assess investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If the assessment indicates that an impairment exists, we estimate the fair value of the investment and write down the asset to its fair value, taking the corresponding charge to the consolidated statements of comprehensive income/(loss).

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

Lease

We adopted ASU No. 2016-02, Leases (Topic 842), at the beginning of the first quarter of 2019 using the modified retrospective method, and did not restate comparable periods. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840.

We elected the package of practical expedients permitted under the transition guidance, which allowed us to carry forward the historical lease classification, the assessment on whether an existing or expired contract contains a lease, and the treatment of initial direct costs. We also elected to keep leases with an initial term of 12 months or less off the balance sheet.

Under the new lease guidance, we determine if an arrangement is or contains a lease at inception. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. We only consider payments that are fixed and determinable at the time of lease commencement. The adoption of the new lease guidance resulted in recognition of $25.3 million of right-of-use assets and $22.9 million of lease liabilities as of January 1, 2019. The adoption did not impact the beginning retained earnings, or prior year consolidated statements of comprehensive income and consolidated statements of cash flows.

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

RESULTS OF OPERATIONS

Unless indicated otherwise, results of operations data for all periods presented relate to our continuing operations only, and exclude results from Changyou’s cinema advertising business, which ceased operations in August 2019. The historical results of Changyou’s cinema advertising business are reported as “discontinued operations.”

Revenues

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2017		2018		2019		2018 VS 2017		2019 VS 2018
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Revenues:
Online advertising:
Brand advertising	$314,112	18%	$231,945	13%	$174,861	10%	$(82,167)	(26)%	$(57,084)	(25)%
Search and search-related advertising	801,199	45%	1,022,456	56%	1,072,860	58%	221,257	28%	50,404	5%

Subtotal of online advertising revenues	1,115,311	63%	1,254,401	69%	1,247,721	68%	139,090	12%	(6,680)	(1)%
Online games	449,533	25%	389,788	22%	440,902	24%	(59,745)	(13)%	51,114	13%
Others	204,745	12%	168,638	9%	156,824	8%	(36,107)	(18)%	(11,814)	(7)%

Total revenues	$1,769,589	100%	$1,812,827	100%	$1,845,447	100%	$43,238	2%	$32,620	2%

Online Advertising Revenues

Online advertising revenues were $1.25 billion for 2019, compared to $1.25 billion and $1.12 billion, respectively, for 2018 and 2017.

Brand Advertising Revenues, Generated by Sohu and Changyou

Brand advertising revenues were $174.9 million for 2019, compared to $231.9 million and $314.1 million, respectively, for 2018 and 2017. The year-on-year reduction in brand advertising revenues from 2018 to 2019 resulted mainly from reductions in the revenues of Sohu Media and Sohu Video. The year-on-year reduction in brand advertising revenues from 2017 to 2018 resulted mainly from reductions in the revenues of Sohu Media, Sohu Video, and Focus.

Sohu

-	Sohu Media Portal

Revenues from Sohu Media Portal were $94.5 million for 2019, compared to $127.3 million and $152.0 million, respectively, for 2018 and 2017. In 2019, the slowdown in the growth of the economy in China shrank the budgets of brand advertisers in general, and advertising by SMEs was also adversely affected. The number of advertisers for Sohu Media Portal was 2,757 for 2019, compared to 4,074 and 6,680, respectively, for 2018 and 2017. The average amount spent per advertiser was approximately $34,000 for 2019, compared to $31,000 and $23,000, respectively, for 2018 and 2017.

-	Sohu Video

Revenues from Sohu Video were $34.5 million for 2019, compared to $53.8 million and $79.7 million, respectively, for 2018 and 2017. The changes were mainly attributable to reductions in the number of advertisers. The number of advertisers on Sohu Video was 127, 200 and 324, respectively, for 2019, 2018 and 2017. The average amount spent per advertiser was approximately $272,000, $269,000 and $246,000, respectively, for 2019, 2018 and 2017.

-	Focus

Revenues from Focus were $32.1 million for 2019, compared to $31.1 million and $57.3 million, respectively, for 2018 and 2017. Revenues generated from the Fixed Price model were $29.1 million for 2019, compared to $27.5 million and $39.8 million, respectively, for 2018 and 2017. The number of advertisers under the Fixed Price model was 1,113, 1,282 and 1,599, respectively, for 2019, 2018 and 2017. The average amount spent per advertiser was approximately $26,157, $21,449 and $24,880, respectively, for 2019, 2018 and 2017.

Changyou

-	17173.com Website

Revenues from the 17173.com Website were $13.7 million for 2019, compared to $19.7 million and $25.1 million, respectively, for 2018 and 2017. The decreases were primarily a result of fewer Web games, PC games and mobile games being marketed on the 17173.com Website. The number of advertisers on the 17173.com Website was 82, 126 and 170, respectively, for 2019, 2018 and 2017. The average amount spent per advertiser was approximately $167,000, $156,000 and $148,000, respectively, for 2019, 2018 and 2017.

Other information

Sales to our five largest advertising agencies and advertisers comprised approximately 28% of total brand advertising revenues for 2019, compared to 22% and 23%, respectively, for 2018 and 2017. As of December 31, 2019, 2018 and 2017, we recorded $7.3 million, $10.3 million and $13.4 million, respectively, of receipts in advance from advertisers. As of December 31, 2019, we had obligations to provide, and advertisers had obligations to purchase, advertising services under existing contracts in the amount of $12.7 million that are required to be provided during the year ending December 31, 2020.

Search and Search-related advertising Revenues, Generated by Sogou

Revenues from search and search-related advertising services were $1.07 billion for 2019, compared to $1.02 billion, and $801.2 million, respectively, for 2018 and 2017. The year over year increase from 2018 to 2019 was mainly due to healthy traffic growth and improved monetization on mobile devices.

The increase in revenues from search and search-related advertising services was mainly attributable to an increase in revenues from auction-based pay-for-click services. Revenues from auction-based pay-for-click services accounted for approximately 88% of the total search and search-related advertising revenues for 2019, compared to 84% and 83%, respectively, for 2018 and 2017.

The growth in revenues from auction-based pay-for-click services resulted primarily from increases in the number of our advertisers, offset by decrease in average revenue per advertiser (or “ARPA”). The number of auction-based pay-for-click advertisers was approximately 175,000 for 2019, compared to 139,000 and 137,000, respectively, for 2018 and 2017. The ARPA for auction-based pay-for-click services was $5,403 for 2019, compared to $6,168 and $4,856, respectively, for 2018 and 2017.

Online Game Revenues Generated by Changyou

Revenues from the online game business were $440.9 million for 2019, compared to $389.8 million and $449.5 million, respectively, for 2018 and 2017.

PC games and Mobile Games

Revenues from PC games were $267.8 million for 2019, compared to $236.7 million and $239.2 million, respectively, for 2018 and 2017, representing 61%, 61% and 53%, respectively, of Changyou’s online game revenues for the corresponding years. The dominant PC game operated by Changyou is TLBB, which was launched in May 2007. In 2019, TLBB generated $215.2 million in revenues, accounting for approximately 49% of Changyou’s online game revenues, approximately 47% of Changyou’s total revenues and approximately 12% of the Sohu Group’s total revenues. The year-on-year increase in revenues from PC games was mainly due to increased revenue contribution from TLBB as a result of the game’s improved performance.

Revenues from mobile games were $172.7 million for 2019, compared to $151.7 million and $208.4 million, respectively, for 2018 and 2017. The dominant mobile game operated by Changyou was Legacy TLBB Mobile, which was launched in May 2017. In 2019, the mobile game Legacy TLBB Mobile generated $101.1 million in revenues, accounting for approximately 23% of Changyou’s online game revenues, approximately 22% of Changyou’s total revenues, and approximately 5% of the Sohu Group’s total revenues. The year-on-year increase in mobile game revenues for 2019 was $21.0 million, mainly due to the revenue contribution of TLBB Honor, which was launched in August 2019. The year-on-year decrease in mobile game revenues for 2018 was $56.7 million, mainly due to the natural decline in revenues of Changyou’s mobile games, including Legacy TLBB Mobile.

The following table sets forth certain operating data for Changyou’s PC games and mobile games for the periods indicated:

Average Monthly Active Accounts (1)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2017	2.4	1.1	2.4	7.4	2.3	5.2	2.4	3.1
2018	2.5	2.6	2.3	3.2	2.3	3.7	2.0	2.9
2019	1.9	2.7	2.0	2.7	2.1	3.5	2.2	3.7

Quarterly Aggregate Active Paying Accounts (2)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2017	0.9	0.3	0.9	2.5	0.8	1.4	0.8	1.2
2018	0.8	0.8	0.7	0.7	0.8	0.7	0.9	0.7
2019	0.9	0.6	0.9	0.6	1.0	1.1	1.0	1.1

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given quarter refers to the number of accounts from which game points are used at least once during the quarter.

Other Games

Revenues from games other than PC games and mobile games were $0.4 million for 2019, compared to $1.3 million and $2.0 million, respectively, for 2018 and 2017.

Other Revenues

Revenues from other services were $156.8 million for 2019, compared to $168.6 million and $204.7 million, respectively, for 2018 and 2017. The $11.7 million year on year decrease in 2019 was mainly attributable to a $23.7 million decrease in revenues from Sogou’s IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties, a 5.3 million decrease in revenues from Changyou’s IVAS business due to RaidCall having ceased operations in March 2019, and a $4.6 million decrease in revenues from content provided through the platforms of the three main telecommunications operators in China. The $36.1 million year-on-year decrease in 2018 was mainly attributable to a $17.1 million decrease in revenues from sub-licensing to third parties of purchased video content as a result of our reduction in purchases of video content with exclusive right, a $15.4 million decrease in revenues from smart hardware products due to the phased-out of hardware products that were not AI-enabled, and a $8.1 million decrease in revenues from IVAS through software applications for PCs and mobile devices offered by RaidCall.

Costs and Expenses

Cost of Revenues

The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2017		2018		2019		2018 VS 2017		2019 VS 2018
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Cost of revenues:
Online advertising:
Brand advertising	$363,624	38%	$184,473	19%	$126,406	13%	$(179,151)	(49)%	$(58,067)	(31)%
Search and search-related advertising	412,904	43%	664,164	68%	703,144	72%	251,260	61%	38,980	6%

Subtotal of cost of online advertising revenues	776,528	81%	848,637	87%	829,550	85%	72,109	9%	(19,087)	(2)%
Online games	62,775	7%	60,981	6%	88,992	9%	(1,794)	(3)%	28,011	46%
Others	110,965	12%	72,868	7%	63,553	6%	(38,097)	(34)%	(9,315)	(13)%

Total cost of revenues	$950,268	100%	$982,486	100%	$982,095	100%	$32,218	3%	$(391)	0%

Cost of Online Advertising Revenues

Cost of online advertising revenues was $829.6 million for 2019, compared to $848.6 million and $776.5 million, respectively, for 2018 and 2017.

Cost of Brand Advertising Revenues

Cost of brand advertising revenues was $126.4 million for 2019, compared to $184.5 million and $363.6 million, respectively, for 2018 and 2017.

The year-on-year decrease for 2019 was $58.1 million, which mainly consisted of a $33.5 million decrease in content and license costs, a $12.4 million decrease in bandwidth service costs, a $6.6 million decrease in salary and benefits expenses, a $2.0 million decrease in facilities expenses, a $1.5 million decrease in depreciation and amortization expenses, and a $1.5 million decrease in professional fees.

The year-on-year decrease for 2018 was $179.2 million, which mainly consisted of a $153.6 million decrease in content and license costs, a $17.9 million decrease in bandwidth service costs, a $3.7 million decrease in salary and benefits expenses, a $1.9 million decrease in depreciation and amortization expenses, and a $1.0 million decrease in facilities expenses.

We recognized impairment losses for Sohu Video as content and license costs of $4.0 million, $10.4 million, and $70.6 million, respectively, in 2019, 2018 and 2017, as revenues did not meet management’s expectations.

Our brand advertising gross margin was 28% for 2019, compared to 20% and negative 16%, respectively, for 2018 and 2017. The year-over-year increase in our brand advertising gross margin for 2019 was mainly attributable to a decrease in video content costs compared to 2018.

Cost of Search and Search-related Advertising Revenues

Cost of search and search-related advertising revenues was $703.1 million for 2019, compared to $664.2 million and $412.9 million, respectively, for 2018 and 2017.

The year-on-year increase for 2019 was $38.9 million, which mainly consisted of a $29.5 million increase in traffic acquisition costs, primarily due to price inflation as a result of increased competition.

The year-on-year increase for 2018 was $251.3 million, which mainly consisted of a $229.1 million increase in traffic acquisition costs, primarily due to price inflation as a result of increased competition, and a $12.4 million increase in depreciation and amortization expenses associated with the operation of Internet properties.

Our search and search-related advertising gross margin was 34% for 2019, compared to 35% and 48%, respectively, for 2018 and 2017. The decrease in our search and search-related advertising gross margin for 2019 was mainly due to higher traffic acquisition costs as a percentage of search and search-related advertising revenues.

Cost of Online Game Revenues

Cost of online game revenues was $89.0 million for 2019, compared to $61.0 million and $62.8 million, respectively, for 2018 and 2017.

The year-on-year increase in cost of online game revenues for 2019 was $28.0 million. The increase included an increase of $28.6 million in revenue-sharing payments to licensors, game developers, and platforms.

The year-on-year decrease in cost of online game revenues for 2018 was $1.8 million. The decrease included a $5.4 million decrease in revenue-sharing payments to mobile APP stores, a $0.6 million decrease in salary and benefits expenses, and a $0.6 million decrease in depreciation and amortization expenses, offset by a $2.9 million increase in bandwidth service costs, and a $1.8 million increase in content and license costs.

Our online game gross margin was 80%, 84% and 86%, respectively, for 2019, 2018 and 2017.

Cost of Other Revenues

Cost of other revenues was $63.6 million for 2019, compared to $72.9 million and $111.0 million, respectively, for 2018 and 2017. The year-on-year decrease for 2019 was $9.3 million, which was mainly due to a $6.5 million decrease in content and license costs related to paid subscription services, and a $4.2 million decrease in costs of Changyou’s IVAS business. The year-on-year decrease for 2018 was $38.1 million, which was mainly due to a $15.4 million decrease in content and license costs related to paid subscription services, a $14.7 million decrease in Sogou’s smart hardware product costs, and a $4.0 million decrease in Changyou’s IVAS business cost.

Operating Expenses

The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2017		2018		2019		2018 VS 2017		2019 VS 2018
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Operating expenses:
Product development	$412,173	41%	$441,161	47%	$419,114	49%	$28,988	7%	$(22,047)	(5)%
Sales and marketing	390,423	39%	380,290	40%	340,840	39%	(10,133)	(3)%	(39,450)	(10)%
General and administrative	119,041	12%	108,764	11%	95,773	11%	(10,277)	(9)%	(12,991)	(12)%
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	86,882	8%	16,369	2%	7,245	1%	(70,513)	(81)%	(9,124)	(56)%

Total operating expenses	$1,008,519	100%	$946,584	100%	$862,972	100%	$(61,935)	(6)%	$(83,612)	(9)%

Product Development Expenses

Product development expenses were $419.1 million for 2019, compared to $441.2 million and $412.2 million, respectively, for 2018 and 2017.

The year-on-year decrease for 2019 was $22.0 million, representing a year-on-year decrease of 5%. The decrease mainly consisted of a $11.2 million decrease in salary and benefits expenses, a $9.1 million decrease in professional fees, a $3.0 million decrease in advertising and promotion expenses, a $1.5 million decrease in travel and entertainment expenses, a $1.5 million decrease in depreciation and amortization expenses, and a $1.1 million decrease in bad debt expenses, offset by a $4.6 million increase in content and license costs, and a $2.1 million increase in share-based compensation expense.

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

Sales and Marketing Expenses

Sales and marketing expenses were $340.8 million for 2019, compared to $380.3 million and $390.4 million, respectively, for 2018 and 2017.

The year-on-year decrease for 2019 was $39.5 million, representing a year-on-year decrease of 10%. The decrease mainly consisted of a $27.6 million decrease in advertising and promotional expenses, a $11.7 million decrease in salary and benefits expenses, and a $3.2 million decrease in travel and entertainment expenses, offset by a $3.7 million increase in share-based compensation expense.

The year-on-year decrease for 2018 was $10.1 million, representing a year-on-year decrease of 3%. The decrease mainly consisted of a $10.3 million decrease in advertising and promotional expenses, a $5.5 million decrease in share-based compensation expense, and a $0.9 million decrease in travel and entertainment expenses, offset by a $4.8 million increase in salary and benefits expense.

General and Administrative Expenses

General and administrative expenses were $95.8 million for 2019, compared to $108.8 million and $119.0 million, respectively, for 2018 and 2017.

The year-on-year decrease for 2019 was $13.0 million, representing a year-on-year decrease of 12%. The decrease mainly consisted of $12.7 million decrease in professional fees and a $11.5 million decrease in salary and benefits expenses, offset by a $12.3 million increase in Share-based compensation expense.

The year-on-year decrease for 2018 was $10.3 million, representing a year-on-year decrease of 9%. The decrease mainly consisted of a $20.2 million decrease in share-based compensation expense and a $2.1 million decrease in office expenses, offset by a $7.6 million increase in bad debt expenses and a $5.7 million increase in professional fees.

Goodwill Impairment and Impairment of Intangible Assets Acquired as Part of Business Acquisitions

In 2019, we recognized a $7.2 million impairment loss for a domain name relating to the 56.com Website, mainly due to enhance restrictions that Chinese regulatory authorities imposed on the broadcasting industry, which had an adverse effect on the operation of the 56.com Website.

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

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2017, 2018 and 2019, respectively, as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2017	2018	2019
Cost of revenues	$198	$(69)	$615
Product development expenses	23,547	6,131	12,063
Sales and marketing expenses	5,915	405	3,398
General and administrative expenses	15,817	(4,372)	2,175

	$45,477	$2,095	$18,251

Share-based compensation expense recognized for share awards of Sohu (excluding Sohu Video), Sogou, Changyou and Sohu Video was as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2017	2018	2019
For Sohu (excluding Sohu Video) share-based awards	$652	$(5,100)	$1,941
For Sogou share-based awards (1)	27,729	14,204	15,901
For Changyou share-based awards	17,394	(6,461)	1,304
For Sohu Video share-based awards	(298)	(548)	(895)

	$45,477	$2,095	$18,251

The negative amounts in the tables above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date.

Note (1): For the years ended December 31, 2017 and 2018, compensation expense for Sogou share-based awards also included compensation expense for Tencent restricted share units that Tencent had granted to employees who transferred to Sogou with the Soso search and search-related businesses. All of such Tencent restricted share units vested before January 1, 2019.

There was no capitalized share-based compensation expense for 2017, 2018 and 2019.

As of December 31, 2019, unrecognized share-based compensation expense for Sohu (excluding Sohu Video), Sogou and Changyou share-based awards was as follows (in thousands):

Unrecognized share-based compensation expense	As of December 31, 2019
For Sohu (excluding Sohu Video) share-based awards	$0
For Sogou share-based awards	5,028
For Changyou share-based awards	20,953

$25,981

Operating Profit /(Loss)

We had an operating income of $0.4 million for 2019, compared to an operating loss of $116.2 million for 2018 and an operating loss of $189.2 million for 2017.

Other Income /(Expense)

Other income was $21.9 million for 2019, compared to other income of $64.7 million and other income of $6.7 million, respectively, for 2018 and 2017. The year-over-year decrease in 2019 was mainly attributable to a total of $34.1 million in impairment losses from certain of our equity investments that were recognized in 2019, offset by $41.0 million of investment income earned from investments in financial instruments and $6.4 million of governmental rewards.

Interest Income

Interest income was $10.5 million for 2019, compared to $24.1 million and $24.1 million, respectively, for 2018 and 2017.

Interest Expense

Interest expense was $14.4 million for 2019, compared to $17.5 million and $4.1 million, respectively, for 2018 and 2017. The decrease in 2019 was primarily due to the repayment of bank loans under loan agreements that Sohu entered into with ICBC in late 2017 and with CMB in 2018, which resulted in a decrease of approximately $2.3 million in interest expense in 2019.

Income Tax Expense /(Benefit)

Income tax expense was $31.2 million for 2019, compared to income tax benefit of $13.4 million and income tax expense of $272.6 million, respectively, for 2018 and 2017.

The income tax expense for 2019 compared to the income tax benefit for 2018 resulted primarily from accrued regular income tax expense of $41.5 million and income tax expense of $8 million in interest on an unrecognized tax benefit, offset by a reversal of PRC income tax expense of $19.5 million by Changyou due to preferential tax rates that Changyou’s subsidiaries were entitled to as KNSE and Software enterprises.

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

Net Income /(Loss)

As a result of the foregoing, we had a net loss from continuing operations of $9.4 million for 2019, compared to a net loss of $22.5 million and net loss of $449.5 million, respectively, for 2018 and 2017.

We had a net loss from discontinued operations of $34.0 million for 2019, compared to a net loss of $44.8 million, and a net loss of 20.5 million, respectively, for 2018 and 2017.

Net Income Attributable to Noncontrolling Interest

Our net income from continuing operations attributable to noncontrolling interest was $117.2 million for 2019, compared to a net income attributable to noncontrolling interest of $107.3 million for 2018, and a net income attributable to noncontrolling interest of $91.1 million for 2017.

Our net loss from discontinued operations attributable to noncontrolling interest was $11.2 million for 2019, compared to a net loss attributable to noncontrolling interest of $14.6 million for 2018, and net loss attributable to noncontrolling interest of $6.6 million for 2017.

Net Loss attributable to Sohu.com Limited

As a result of the foregoing, we had a net loss from continuing operations of $126.6 million attributable to Sohu.com Limited for 2019, compared to a net loss of $129.8 million attributable to Sohu.com Limited and $540.5 million attributable to Sohu.com Limited for 2018 and 2017, respectively.

We had a net loss from discontinued operations of $22.8 million attributable to Sohu.com Limited for 2019, compared to a net loss of $30.2 million attributable to Sohu.com Limited and $14.0 million attributable to Sohu.com Inc. for 2018 and 2017, respectively.

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

As of December 31, 2019, we had cash and cash equivalents of approximately $305.1 million, restricted cash of $8.7 million, and short-term investments of $1.32 billion. Of our cash and cash equivalents, $251.1 million was held in financial institutions inside Mainland China and $54.0 million was held in financial institutions outside of Mainland China. Of the cash and cash equivalents held in financial institutions inside Mainland China, $52.7 million was held by our VIEs and $198.4 million was held by our PRC-based subsidiaries.

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

See “Item 3 Key Information—Risk Factors – Risks Related to China’s Regulatory Environment – Restrictions on currency exchange may limit our ability to use our revenues effectively,” “- Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of our subsidiaries Sogou and Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends and making other payments,” and “- Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax,” and “Risks Related to Our Corporate Structure – Although the Sohu Group holds substantial amounts of cash and cash equivalents, a significant portion of such cash and cash equivalents is held by Sogou and Changyou, and it can be difficult for Sohu to have access to the portion held by Sogou and Changyou.” See also “Restrictions and Limitations on Cash Available to Sohu.com Limited.” below and Item 11 “Quantitative and Qualitative Disclosure About Market Risk – Foreign Currency Exchange Rate Risk.”

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	Year Ended December 31,
	2017	2018	2019
Net cash provided by continuing operations	$186,625	$80,603	$201,249
Net cash provided by discontinued operating activities	1,062	3,422	9,341
Net cash provided by operating activities	187,687	84,025	210,590
Net cash used in continuing investing activities	(713,549)	(458,526)	(432,412)
Net cash used in discontinued investing activities	(954)	(718)	(10,808)
Net cash used in investing activities	(714,503)	(459,244)	(443,220)
Net cash provided by /(used in) continuing financing activities	801,975	96,334	(513,163)
Net cash provided by /(used in) financing activities	801,975	96,334	(513,163)
Effect of exchange rate change on cash, cash equivalents, restricted cash and restricted time deposits	30,226	(19,544)	(10,046)
Reclassification of cash, cash equivalents, restricted cash and restricted time deposits from assets held for sale	11,684	0	0

Net increase /(decrease) in cash, cash equivalents, restricted cash and restricted time deposits	317,069	(298,429)	(755,839)
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of period	1,051,226	1,368,295	1,069,866

Cash, cash equivalents, restricted cash and restricted time deposits at end of period	$1,368,295	$1,069,866	$314,027

Less: Cash, cash equivalents, restricted cash and restricted time deposits of discontinued operations, end of year	243	2,663	0

Cash, cash equivalents, restricted cash and restricted time deposits of continuing operations, end of year	1,368,052	1,067,203	314,027

Net Cash Provided by Operating Activities

For 2019, $201.3 million net cash provided by continuing operations was primarily attributable to our net loss of $9.4 million, adjusted by (i) the add back of non-cash items consisting of $132.4 million of depreciation and amortization expenses, $34.1 million of impairment of long-term investments, $23.1 million of bad-debt expense, $18.3 million of share-based compensation expense, $8.0 of goodwill impairment and impairment of intangible assets acquired as part of business acquisitions, and $7.3 million of impairment of other intangible assets and other assets (ii) offset by $2.9 million of investment loss from equity investments, $2.3 million of change in fair value of financial instruments, and $2.0 million from other operating activities. The decrease in cash from $5.3 million in working capital items is also included in operating cash flow.

For 2018, $80.6 million net cash provided by continuing operating activities was primarily attributable to our net loss of $22.5 million, adjusted by (i) the add back of non-cash items consisting of $152.1 million in depreciation and amortization expenses, $17.1 million in bad debt expense, $16.4 in goodwill impairment and impairment of intangible assets acquired as part of business acquisitions, $10.8 million in impairment of other intangible assets and other assets, $2.6 million of impairment of a long-term investment, and $2.1 million of share-based compensation expense, (ii) offset by $14.2 million of investment loss from equity investments, $10.9 million in change in fair value of financial instruments, and $0.7 million from other operating activities. The decrease in cash from $72.2 million in working capital items is also included in operating cash flow.

For 2017, $186.6 million net cash provided by continuing operations was primarily attributable to our net loss of $449.5 million, adjusted by (i) the add back of non-cash items consisting of $223.1 million of depreciation and amortization expenses, $86.9 of goodwill impairment and impairment of intangible assets acquired as part of business acquisitions, $72.3 million of impairment of other intangible assets and other assets, $41.5 million of share-based compensation expense, a $8.9 million provision for allowance for doubtful accounts, $5.8 million of impairment of a long-term investment, and $2.0 million of investment loss from equity investments, (ii) offset by $10.4 million in change in fair value of financial instruments and $1.3 million from other operating activities. The increase in cash from $207.3 million in working capital items is also included in operating cash flow.

Net Cash Used in Investing Activities

For 2019, $432.4 million net cash used in continuing investing activities was primarily attributable to (i) $3.05 billion used in purchase of financial instruments, $257.4 million for investments in financing receivables, $96.8 million used in purchase of fixed assets and intangible assets, and $23.8 million used in the purchase of long-term investments, (ii) offset by $2.76 billion in proceeds from financial instruments, $226.1 million from collection of financing receivables, and $2.8 million cash received from other investing activities.

For 2018, $458.5 million net cash used in continuing investing activities was primarily attributable to (i) $3.18 billion used in purchase of financial instruments, $198.6 million used in purchase of fixed assets and intangible assets, $98.8 million for investments in financing receivables, and $20.6 million used in the purchase of long-term investments, (ii) offset by $2.96 billion in proceeds from financial instruments, $60.0 million from collection of financing receivables, $12.1 million from sale of an equity investment, $5.3 million from loan repayment by a third party to Changyou, and $1.7 million cash received from other investing activities.

For 2017, $713.5 million net cash used in continuing investing activities was primarily attributable to (i) $1.79 billion used in purchase of financial instruments, $144.4 million used in purchase of fixed assets and intangible assets, $7.7 million used in the purchase of long-term investments, and $1.4 million cash used in other investing activities (ii) offset by $1.22 billion in proceeds from financial instruments, and $4.9 million from loan repayment by a third party to Changyou.

Net Cash Provided by /(Used in) Financing Activities

For 2019, $513.2 million net cash used in continuing financing activities was primarily attributable to (i) $58.0 million in proceeds received from bank loans, and $8.6 million in proceeds received from financing activities (ii) offset by $273.0 million used in repayment of loans from banks, $165.8 million for the portion of a Changyou dividend distributed to holders of the non-controlling interests in Changyou, and $42.0 million used in the repurchase of Sogou Pre-IPO Class A Ordinary Shares from a noncontrolling shareholder.

For 2018, $96.3 million net cash provided by continuing financing activities was primarily attributable to (i) $325.8 million in proceeds received from bank loans, (ii) offset by $162.5 million for the portion of a Changyou dividend distributed to holders of the non-controlling interests in Changyou, and $67.0 million used in repayment of loans from banks.

For 2017, $802.0 million net cash provided by continuing financing activities was primarily attributable to (i) $622.1 million received from Sogou’s IPO, net of related underwriting discounts and commissions and offering expenses, $190.2 million in proceeds received from bank loans, and $0.6 million received from exercise of share-based awards in a subsidiary, (ii) offset by $7.7 million used in repayment of loans from banks and $3.2 million used in the repurchase of Sogou Pre-IPO Class A Common Shares from a noncontrolling shareholder.

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

The ability of Sohu.com Limited’s direct subsidiaries to receive dividends and distributions from our China-based subsidiaries and VIEs, and the amount of cash available for distribution to, and use by, Sohu.com Limited, are subject to certain restrictions and limitations related to PRC law and our subsidiary and VIE structure. We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations. However, such restrictions and taxes limit our ability to use cash and cash equivalents held by Changyou and its subsidiaries and VIEs, and by Sogou and its subsidiaries and VIEs, for our Sohu business separate from Changyou and Sogou. See “Risk Factors – Risks Related to Our Corporate Structure – Although the Sohu Group holds substantial amounts of cash and cash equivalents, a significant portion of such cash and cash equivalents is held by Sogou and Changyou, and it can be difficult for Sohu to have access to the portion held by Sogou and Changyou.”

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

The CIT Law imposes a 10% withholding income tax for dividends distributed by foreign-invested enterprises in the PRC to their immediate holding companies outside Mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income” if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. As of December 31, 2019, we had accrued deferred tax liabilities in the amount of $86.8 million for withholding taxes associated with dividends paid by Changyou’s Mainland China-based WFOEs to Changyou’s Hong Kong subsidiary.

Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of Mainland China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

PRC Restrictions Related to Our VIE Structure

A significant portion of our operations is conducted through our VIEs, which generate a significant amount of our revenues. Significant cash balances remained in certain of our VIEs as of December 31, 2019. As our VIEs are not owned by our PRC subsidiaries, the VIEs are not able to make dividend payments to the subsidiaries. Therefore, in order for Sohu.com Limited or our subsidiaries outside of Mainland China to receive any dividends, loans, or advances from our PRC subsidiaries, in some cases we may need to rely on payments made by our VIEs to our PRC subsidiaries pursuant to service contracts between them. Depending on the nature of services provided by our PRC subsidiaries to their corresponding VIEs, certain of these payments will subject to PRC taxes, such as VAT, which will effectively reduce the amount that the PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

Capital Expenditure

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $144.4 million, $198.6 million, and $96.8 million, respectively, for the years ended December 31, 2017, 2018, and 2019.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2019 (in thousands):

	2020	2021	2022	2023	2024	Thereafter	Total
Purchase of bandwidth	$50,405	352	0	0	0	0	50,757
Operating lease obligations	11,989	5,473	982	0	0	0	18,444
Operating rights for licensed games and titles of games in development	12,806	600	0	0	0	0	13,406
Purchase of content and services—video	7,429	2,013	0	0	0	0	9,442
Purchase of content and services—others	5,526	180	53	18	0	0	5,777
Purchase of goods	5,633	0	0	0	0	0	5,633
Interest payment commitment	2,164	0	0	0	0	0	2,164
Others	3,127	460	0	0	0	0	3,587

Total Payments Required	$99,079	9,078	1,035	18	0	0	109,210

In addition to the above contractual obligations, we also have commitments for repayment of principal of bank loans, amounted to $114.5 million, nil, nil and nil in the year of 2020, 2021, 2022 and thereafter, respectively. Outstanding principal of the bank loans totaling $28.5 million was repaid in February 2020 by Sohu.

OTHER LONG-TERM LIABILITIES

We recorded long-term tax liabilities of $181.6 million, consisting primarily of a $8 million in interest on the unrecognized tax benefit related to the Toll Charge, and $171.3 million related to certain business transactions that took place in previous years and management determined may result in additional tax obligations under relevant tax rules.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Leases (Topic 842). In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU No. 2016-02 requires a lessee to recognize a liability in its balance sheet to make lease payments (a “lease liability”) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest comparative period presented, or at the beginning of the period of adoption. We adopted ASU 2016-02 at the beginning of the first quarter of fiscal year 2019, using the modified retrospective method and not restating comparable periods. We recorded right-of-use asset of approximately $25.3 million and lease liabilities of approximately $22.9 million on our adoption date of January 1, 2019, primarily related to our leased office space. See “Summary of Significant Accounting Policies – Lease” above and Note 12 - Lease.

Compensation-Stock Compensation (Topic 718). In June 2018, the FASB issue ASU No. 2018-07, Compensation-Stock Compensation (Topic 718), which provides guidance concerning amendments to nonemployee share-based payment accounting. The amendments covered by the guidance are effective for publicly-traded business entities for fiscal years beginning after December 15, 2018, including interim periods within the applicable fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than the date of an entity’s adoption of Topic 606. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Other accounting standards adopted beginning January 1, 2019 do not have a significant impact on our consolidated financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 is required to be adopted at the beginning of the first quarter of 2020, using a modified retrospective approach. The adoption of this guidance will result in a change in our provision policy, primarily for receivables. We expect to record an increase of approximately $6.7 million to allowance for credit losses on our adoption date of January 1, 2020.

Simplifying the Test for Goodwill Impairment. In January 2017 the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect this guidance to have a material impact on our consolidated financial statements.

Simplifying the accounting for income taxes. In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. We do not expect to adopt ASU 2019-12 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Cloud computing. In 2018, the FASB issued new guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor (i.e., a service contract). Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. The guidance is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those fiscal years. We do not expect this guidance to have a material impact on our consolidated financial statements.

Fair value measurement disclosure requirements. In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We do not expect this guidance to have a material impact on our consolidated financial statements

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

Directors and Executive Officers	Age	Position
Charles Zhang	55	Chairman of the Board and Chief Executive Officer
Xiaochuan Wang	41	Chief Executive Officer of Sogou
Dewen Chen	44	Chief Executive Officer of Changyou
Joanna Lv	49	Chief Financial Officer
Charles Huang	50	Director
Zhonghan Deng(1) (2) (3)	52	Independent Director
Dave De Yang(1)	54	Independent Director
Dave Qi(1) (2) (3)	56	Independent Director
Shi Wang (3)	69	Independent Director

(1)	Member of the audit committee of our Board of Directors.
(2)	Member of the compensation committee of our Board of Directors.
(3)	Member of the nominating committee of our Board of Directors.

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

Xiaochuan Wang has been the Chief Executive Officer of Sogou since 2010, and was named as one of our executive officers effective November 1, 2016. Under his leadership, Sogou has developed many strategic products, including the Sogou Search Engine, the Sogou Pinyin Input Method, and the Sogou Browser. Mr. Wang has played an integral role in establishing a technology-driven culture at Sogou through a focus on team building and product innovation. Mr. Wang served as our senior vice president from 2008 to 2009 and as our Chief Technology Officer from 2009 to 2013. Mr. Wang received a Gold Medal in the 8th International Olympiad in Informatics. Mr. Wang received a bachelor’s degree and a master’s degree in Computer Science from Tsinghua University.

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

Dr. Zhonghan Deng is the Chief Scientist and Chairman of the Board of Directors of Vimicro International Corporation (“Vimicro”), which he co-founded in 1999. Dr. Zhonghan Deng also worked as a research scientist for International Business Machines Corporation at the T.J. Watson Research Center in Yorktown Heights, New York. Dr. Deng received a Ph.D. in electrical engineering and computer sciences, a Master of Science degree in economics and a Master of Science degree in physics from the University of California, Berkeley.

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

Dr. Dave Qi is a Professor of Accounting and the former Associate Dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding Director of the Executive MBA program. Before joining the Cheung Kong Graduate School of Business, Dr. Dave Qi was an Associate Professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Dave Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics. Dr. Dave Qi also serves as director of the following public companies: Bison Finance Group Limited (HK Stock Exchange), CTV Golden Bridge International Media Co., LTD. (Hong Kong Stock Exchange), Momo Inc. (NASDAQ), Jutal Offshore Oil Services Limited (Hong Kong Stock Exchange), Yunfeng Financial Group Limited (formerly Reorient Group Limited) (Hong Kong Stock Exchange) and Haidilao International Holding Ltd. (HK Stock Exchange). In addition, Dr. Dave Qi serves as Chairman of the Audit Committee of each of Bison Finance Group Limited, CTV Golden Bridge International Media Co., LTD., and Haidilao International Holding Ltd., and as a member of the Audit Committee of each of Momo Inc., Jutal Offshore Oil Services Limited and Yunfeng Financial Group Limited. Dr. Qi has a Ph.D. in accounting from the Eli Broad Graduate School of management of Michigan State University, a Master of Business Administration from the University of Hawaii at Manoa and a Bachelor of Science and a Bachelor of Arts degree from Fudan University. Dr. Dave Qi is currently a member of the American Accounting Association.

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

Board of Directors

Our Board of Directors currently consists of six directors and is divided into two classes consisting of three directors each, with one class of directors being elected by the holders of our ordinary shares at each annual general meeting of shareholders and holding office for staggered two-year terms, with the term of one of the classes expiring at each annual general meeting. Our directors currently consist of Dr. Charles Zhang, Zhonghan Deng, and Dave De Yang, whose terms will expire at our 2020 annual general meeting of shareholders, and Charles Huang, Dave Qi, and Shi Wang, whose terms will expire at our 2021 annual meeting of shareholders. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided the nature of such interest is disclosed prior to any vote thereon.

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

Compensation of Executive Officers and Directors

During the year ended December 31, 2019, we paid an aggregate of approximately $4.9 million in cash compensation to our executive officers. We paid an aggregate of approximately $0.6 million in cash compensation to our directors other than Dr. Charles Zhang. In 2019, the total compensation expense for our non-executive directors and executive officers recorded in our consolidated statements of comprehensive income was $6.3 million. None of our directors, other than Dr. Charles Zhang, have service contracts that provide for benefits upon termination of employment.

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

Each of Dr. Zhang, Ms. Lv and Mr. Chen has entered into an employee non-competition, non-solicitation, confidential information, and work product agreement with us or Changyou, respectively. Under these agreements, Dr. Zhang, Ms. Lv or Mr. Chen has agreed to be bound by (i) non-competition restrictions during his or her employment and for one year after the termination of his or her employment or for such longer period during which we pay him or her any severance benefits, and (ii) non-solicitation restrictions during the non-competition period. Each of Dr. Zhang, Ms. Lv and Mr. Chen has agreed to hold in confidence, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, all of our confidential information or trade secrets, all confidential information or trade secrets of our clients or customers, and all confidential or proprietary information of any third party held by us. Each of Dr. Zhang, Ms. Lv and Mr. Chen has also agreed to disclose to us or Changyou all inventions which he or she conceives and develops during the employment and to assign all right, title and interest in them to us or Changyou and has agreed not to assert any such rights against us or Changyou

Employment Agreement with Mr. Xiaochuan Wang

Our subsidiary Beijing Sogou Technology Development Co., Ltd. entered into an open-ended employment agreement with Mr. Xiaochuan Wang. Under his employment agreement, Mr. Wang is entitled to (i) base salaries and (ii) a performance-based cash bonus. His employment agreement also provides for certain additional benefits to the extent applicable, including vacation time; life, unemployment, medical, work-related injury and other insurance; and allowances for housing. Mr. Wang also agreed in his employment agreement to be bound by obligations regarding (i) assignment of intellectual property and (ii) confidential treatment of proprietary information. His employment agreement is governed by PRC law.

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

Upon the dissolution of Sohu.com Inc. on May 31, 2018, we assumed all then existing obligations of Sohu.com Inc. with respect to equity incentive awards that had been granted under Sohu 2010 Stock Incentive Plan and then remained outstanding, and such awards were converted into the right to receive upon exercise or settlement our ordinary shares under the Sohu 2018 Share Incentive Plan rather than shares of the common stock of Sohu.com Inc., subject to the other terms of such outstanding awards.

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

Changyou Share Incentive Plan

Changyou adopted a share incentive plan in August 2008 (the “Changyou 2008 Share Incentive Plan”), which expired in August 2018 and is no longer available for granting new equity incentive awards, a share incentive plan in June 2014 (the “Changyou 2014 Share Incentive Plan”), which will terminate in June 2024, and a share incentive plan in August 2019 (the “Changyou 2019 Share Incentive Plan”), which will terminate in August 2029. The Changyou 2019 Share Incentive Plan, together with the Changyou 2008 Share Incentive Plan and the Changyou 2014 Share Incentive Plan, are collectively called the “Changyou Share Incentive Plans.” The maximum number of Changyou’s Class A ordinary shares issuable under the Changyou 2014 Share Incentive Plan is 6,000,000, and the maximum number of Changyou’s Class A ordinary shares issuable under the Changyou 2019 Share Incentive Plan is 3,000,000. Changyou’s Board of Directors may amend, suspend, or terminate the Changyou 2014 Share Incentive Plan and/or the Changyou 2019 Share Incentive Plan at any time; provided, however, that Changyou’s Board of Directors must first seek the approval of the participants in the Changyou 2014 Share Incentive Plan or in the Changyou 2019 Share Incentive Plan, as the case may be, if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards. Share incentive awards may be granted, under the Changyou Share Incentive Plans to Changyou management and employees and to management and employees of any of the Sohu Group companies. Share incentive awards that were granted, or may be granted, under the Changyou Share Incentive Plans include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date.

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

Grants of Shares and Options to Directors and Executive Officers

The following tables set forth summaries of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of March 31, 2020.

Awards Granted under Sohu 2018 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Charles Zhang	75,000	(1)	$0.001	2/16/2015	2/15/2025
Charles Zhang	70,000	(2)	$0.001	7/1/2019	6/30/2029
Joanna Lv	7,500	(3)	$0.001	2/16/2015	2/15/2025
Joanna Lv	40,000	(4)	$0.001	7/1/2019	6/30/2029

(1)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 75,000 options are vested and exercisable as of March 31, 2020.
(2)	Consists of options exercisable for the purchase of our ordinary shares that are subject to vesting in equal annual installments over a four-year period.
(3)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 7,500 options are vested and exercisable as of March 31, 2020.
(4)	Consists of options exercisable for the purchase of our ordinary shares that are subject to vesting in equal annual installments over a four-year period.

Awards Granted under Sogou 2010 Share Incentive Plan

Directors and Executive Officers	Restricted Sogou Class A Ordinary Shares		Exercise price	Date of grant	Expiration date
Xiaochuan Wang	4,320,000	(1)	$0.625	1/31/2013	N/A

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

Awards Granted under Changyou 2019 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Dewen Chen	1,288,000	(1)	$0.01	8/26/2019	9/30/2029

(1)

Consists of options, granted on August 26, 2019 and effective as of October 1, 2019, for the purchase of Changyou’s Class A ordinary shares that are subject to vesting in equal annual installments over a four-year period commencing on October 1, 2019.

Awards Granted under Sohu Video 2011 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Joanna Lv	110,000	(1)	$0.01	1/4/2012	1/3/2022
Xiaochuan Wang	50,000	(2)	$0.01	1/4/2012	1/3/2022

(1)

Consists of options to purchase Sohu Video’s ordinary shares at a nominal exercise price, vesting in equal annual installments over a four-year period, but vesting for each year will also be subject to the achievement of annual performance milestones related to Sohu Video that our Board of Directors establishes in its discretion. As of March 31, 2020, 27,500 options are fully vested and exercisable.

(2)

Consists of options to purchase Sohu Video’s ordinary shares at a nominal exercise price, vesting in equal annual installments over a four-year period, but vesting for each year will also be subject to the achievement of annual performance milestones related to Sohu Video that our Board of Directors establishes in its discretion. As of March 31, 2020, 12,500 options are fully vested and exercisable.

Employees

As of December 31, 2019, we had approximately 7,800 employees, including 3,100 employees for Sohu, 3,000 employees for Sogou, and 1,700 employees for Changyou. None of our personnel are represented under collective bargaining agreements.

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

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary share as of March 31, 2020 by (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our ordinary share (assuming conversion of all outstanding exercisable options and warrants held by that person), (ii) each current director, (iii) each named executive officer and (iv) all of our current directors and named executive officers as a group. Except as otherwise provided in the footnotes to this table, we believe that the persons named in this table have voting and investment power with respect to all the shares of common stock indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
Charles Zhang	10,264,529	(2)	26.09%
Charles Huang (3)	76,265		*
Shi Wang (4)	34,132		*
Dave Qi (5)	28,940		*
Zhonghan Deng (6)	14,514		*
Dave De Yang (7)	—		—
Joanna Lv	10,500	(8)	*
Xiaochuan Wang (9)	69,258		*
Dewen Chen (10)	—		—
All directors, nominees and executive officers as a group (9 persons)	10,498,138	(11)	26.68%
Photon Group Limited (12)	9,920,829		25.26%
Public Sector Pension Investment Board (13)	3,919,073		9.99%
Macquarie Investment Management Business Trust (14)	2,823,698		7.20%
Orbis Investment Management Ltd. (15)	2,448,116		6.20%

*	Less than 1%.
(1)

Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes the number of ordinary shares subject to options or restricted stock units held by that person that are currently exercisable or settleable or that are exercisable or settleable within 60 days of March 31, 2020. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Such shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of each other person.

(2)

Includes (i) 75,000 ordinary shares subject to options exercisable within 60 days of March 31, 2020 and (ii) 9,920,829 ordinary shares beneficially owned by Photon Group Limited. Dr. Charles Zhang is a Director of Photon Group Limited, and may be deemed to be a beneficial owner of shares owned by it. Dr. Charles Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. Dr. Charles Zhang’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(3)	Mr. Charles Huang’s address is Suite 5206, Central Plaza, Wanchai, Hong Kong.
(4)	Mr. Shi Wang’s address is Vanke Architecture Research Center, No. 68 Meilin Road, Futian District, Shenzhen 518049, People’s Republic of China.
(5)	Dr. Dave Qi’s address is 3/F, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Beijing 100005, People’s Republic of China.
(6)	Dr. Zhonghan Deng’s address is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China.
(7)	Mr. Dave De Yang’s address is 24W435 Arrow Ct. Naperville, IL 60540, the United States.
(8)

Includes 7,500 ordinary shares subject to options exercisable within 60 days of March 31, 2020. Ms. Joanna Lv’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(9)	Mr. Xiaochuan Wang’s address is c/o Sogou Inc., Level 15, Sohu.com Internet Plaza, No. 1 Unit, Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.
(10)	Mr. Dewen Chen’s address is c/o Changyou.com Limited, Changyou Tower, No. 65 East Bajiao Road, Shijingshan District, Beijing 100043, People’s Republic of China.
(11)	Includes 82,500 ordinary shares that such persons have the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 31, 2020.
(12)	Photon Group Limited’s address is c/o Sohu.com Limited., Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.
(13)

Data based on a Schedule 13G/A filed with the SEC on February 13, 2020. The principal business address of Public Sector Pension Investment Board is 1250 Rene-Levesque West, Suite 1400, Montreal, Quebec, H3B 5E9 Canada.

(14)	Data based on a Schedule 13G/A filed with the SEC on February 13, 2020. The principal business address of Macquarie Investment Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.
(15)	Data based on a Schedule 13G/A filed with the SEC on February 18, 2020. Orbis Investment Management Ltd.’s address is Orbis House, 25 Front Street, Hamilton HM 11, Bermuda.

Related Party Transactions

Changyou’s Loan Arrangements with Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”)

Commencing in April 2015, certain subsidiaries of Changyou and certain subsidiaries of Fox Financial entered into a series of loan agreements pursuant to which the subsidiaries of Changyou were entitled to draw down HK dollar-denominated or U.S. dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries were entitled to draw down equivalent RMB-denominated loans from the subsidiaries of Changyou, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest which approximates to the current market interest rate.

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

In December 2018 and 2019, Changyou entered into supplemental agreements with Fox Financial pursuant to which all accrued and unpaid interest on the loans as of December 31, 2018 and December 2019 was added to the principal of the corresponding loans. Due to the depreciation of the RMB against the U.S. dollar in 2018, the principal amounts of the Changyou’s outstanding RMB-denominated loans to Fox Financial as of December 31, 2018 were adjusted upward to amounts equal to the product of the principal amounts of Fox Financials’ outstanding U.S. dollar denominated loans to Changyou as of December 31, 2018, multiplied by the monthly average RMB to U.S. dollar exchange rate published by the Bank of China for the month of December 2018. As a result of such adjustment, Changyou advanced additional RMB-denominated loans in the principal amount of RMB8.2 million (approximately $1.2 million) to Fox Financial in January 2019.

In December 2019, Changyou entered into a supplemental agreement with Fox Financial which states that Fox Financial undertakes and agrees to provide to Changyou a guaranty of the repayment obligation of Fox Financial and to deposit an amount equal to the US dollar denominated loan principal and corresponding interest owed by Changyou to Fox Financial as a security deposit. If Fox Financial fails to repay the loan principal and corresponding interest based on RMB owed to Changyou, then the security deposit will be applied to repayment of the loan principal and corresponding interest owed to Changyou. The security deposit will be required to be replenished by Fox Financial if it is insufficient to repay the loan principal and corresponding interest of the RMB denominated loan owed to Changyou, and any remaining surplus after the repayment of the RMB denominated loan principal and interest will be returned to Fox Financial. The parties entered into an additional supplemental agreement, in which Changyou undertakes and agrees to provide to Fox Financial a guaranty of Changyou’s repayment obligation and to deposit an amount equal to the RMB denominated loan principal and corresponding interest owed by Fox Financial to Changyou as a security deposit. If Changyou fails to repay the loan principal and corresponding interest, then the security deposit will be applied to repayment of the loan principal and corresponding interest owed to Fox Financial. The security deposit will be required to be replenished by Changyou if it is insufficient to repay the loan principal and corresponding interest to Fox Financial, and the remaining security deposit (if any) will be returned to Changyou if there is any surplus after the repayment of the US dollar denominated loan principal and interest.

As of December 31, 2018 and 2019, Changyou had U.S. dollar-denominated loans payable to Fox Financial in a total amount of approximately $32.7 million and $33.5 million, respectively, and RMB-denominated loans receivable from Fox Financial in a total amount of approximately $31.6 million and $33.3 million, respectively. For the year ended December 31, 2018 and 2019, Changyou incurred interest expense of $0.5 million and $0.8 million, respectively, in connection with the loans payable and earned interest income of $1.1 million and $1.0 million, respectively, in connection with the loans receivable.

Transactions with Vanke Co., Ltd.

In the 2017, 2018, and 2019 fiscal years, Vanke Co., Ltd. purchased $247,301, $220,755 and $174,259, respectively, in advertising services from us. Mr. Shi Wang, one of our directors, is the Honorary Chairman of the Board of Vanke Co., Ltd.

Intra-Group Loan Agreement

On October 24, 2016, Sohu Media entered into a loan agreement (the “Loan Agreement”) with AmazGame, pursuant to which Sohu Media may borrow from time to time from AmazGame up to RMB1.00 billion (or approximately $148.6 million). Principal amounts outstanding under the Loan Agreement bear interest at an annual rate of 6%. The outstanding principal of each advance will be due one year from the date of the advance, subject to extension for an additional year with the consent of AmazGame.

On October 24, 2016, our indirect wholly-owned subsidiary Sohu Game and Changyou entered into a share pledge agreement (the “Share Pledge Agreement”) pursuant to which Sohu Game pledged to Changyou Class B ordinary shares of Changyou held by Sohu Game. As of December 31, 2019, the number of Class B ordinary shares pledged by Sohu Game to Changyou was 43,823,946. On January 13, 2020, in connection with the organization of Changyou Merger Co. for purposes of the Changyou Merger, Sohu Game transferred to Changyou Merger Co. all of the issued and outstanding Changyou Class B ordinary shares held by Sohu Game, including the Changyou Class B ordinary shares subject to the Sohu Share Pledge Agreement. Simultaneously with that contribution, the Sohu Share Pledge Agreement was revised to substitute Changyou Merger Co. as the pledgor in place of Sohu Game. Prior to the effectiveness of the Changyou Merger on April 17, 2020, Changyou executed and delivered to Changyou Merger Co. a Deed of Release providing for the release and discharge of Changyou Merger Co. from all obligations under the Share Pledge Agreement.

In December 2016, March 2017 and April 2017, Sohu Media received RMB500.0 million (or approximately $72.1 million), RMB200.0 million (or $30.6 million) and RMB300.0 million (or $45.9 million), respectively, from AmazGame. As of December 31, 2017, the total outstanding balance of the loan was RMB1.0 billion (or $153.0 million). In January 2018, Sohu Media entered into a supplementary agreement with AmazGame and Video Tianjin, a subsidiary of the Company, pursuant to which Sohu Media assigned and transferred the entire principal amount outstanding and all the related rights and obligations under the Loan Agreement to Video Tianjin. In December 2018, Video Tianjin and AmazGame entered into an agreement extending the due date of each advance for an additional year. As of December 31, 2018, the total outstanding balance of the loan was RMB1.0 billion (or $145.7 million). In December 2019, Video Tianjin and AmazGame entered into an agreement extending the due date of each advance for an additional year. As of December 31, 2019, the total outstanding balance of the loan was RMB1.0 billion (or $143.3 million). The intra-Group loan has been eliminated upon consolidation.

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

Powers of attorney executed by the sole shareholder of Gamease in favor of AmazGame and by the sole shareholder of Guanyou Gamespace in favor of Gamespace, with a term of 10 years. These powers of attorney give the respective boards of directors of AmazGame and Gamespace the right to appoint nominees to act on behalf of their respective shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace.

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

Business Arrangements between Subsidiaries and Consolidated VIEs

Exclusive technology consulting and service agreement between Sohu Era and Sohu Internet. Pursuant to this agreement Sohu Era has the right to provide technical consultation and other related services to Sohu Internet, in exchange for a percentage of the gross revenue of Sohu Internet. The agreement has an initial term of two years, and is renewable at the request of Sohu Era.

Exclusive technology consulting and service agreement between Video Tianjin and Tianjin Jinhu. Pursuant to this agreement Video Tianjin has the right to provide technical consultation and other related services to Tianjin Jinhu in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Video Tianjin.

Exclusive technology consulting and service agreement between Sogou Technology and Sogou Information. Pursuant to this agreement Sogou Technology has the right to provide technical consultation and other related services to Sogou Information in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

Technology support and utilization agreements between AmazGame and Gamease and between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the right to provide certain product development and application services and technology support to Gamease and Guanyou Gamespace, respectively, for a fee equal to a predetermined percentage, subject to adjustment by AmazGame or Gamespace at any time, of Gamease’s and Guanyou Gamespace’s respective revenues. Each agreement terminates only when AmazGame or Gamespace is dissolved.

Services and maintenance agreements between AmazGame and Gamease, and between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace, respectively, provide marketing, staffing, business operation and maintenance services to Gamease and Guanyou Gamespace, respectively, in exchange for a fee equal to the cost of providing such services plus a predetermined margin. Each agreement terminates only when AmazGame or Gamespace, as the case may be, is dissolved.

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

Other Transactions with Certain Directors, Shareholders and Affiliates

See “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

Employment Agreements

See “Directors, Senior Management and Employees —Employment Agreements with Executive Officers.”

Share Incentive Plans

See “Directors, Senior Management and Employees —Equity Incentive Plans.”

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

Significant Changes Since December 31, 2019

On April 17, 2020, we completed the acquisition of all outstanding shares of Changyou that we did not already beneficially own, through the Changyou Merger, in which our newly-formed indirectly wholly-owned subsidiary Changyou Merger Co. merged with and into Changyou.com Limited, with Changyou.com Limited being the surviving company. As a result of the Changyou Merger, Changyou has become a privately-owned company wholly owned directly and indirectly by us and Changyou ADSs are no longer listed on the Nasdaq Global Select Market.

ITEM 9.	THE OFFER AND LISTING

Our ADSs commenced trading on June 1, 2018 on the NASDAQ Global Select Market under the symbol “SOHU.” Prior to June 1, 2018, the common stock of our predecessor Sohu.com Inc. was listed and traded on the NASDAQ Global Select Market under the same “SOHU” symbol.

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

Mergers and Similar Arrangements

A merger or consolidation of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger or consolidation between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which shares carrying at least ninety percent (90%) of the votes exercisable in a general meeting are held by or registered in the name of the parent company.

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

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the same terms as the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of a lack of compliance with the statutory procedures, of fraud, bad faith, or collusion.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff, and, as a general rule, a derivative action may not be brought by a minority shareholder and requires leave or permission from the court in the Cayman Islands for such an action to be continued. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, subject to leave being given, a derivative action may be available when:

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

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those listed in Item 19 “Exhibits,” as described elsewhere in this annual report, or as described below.

Facility Agreement and Equity Share Mortgages with ICBC Tokyo

On April 3, 2020, our indirect wholly-owned subsidiary Sohu Game, as borrower, and Sohu.com Limited, as guarantor, entered into a facility agreement (the “Facility Agreement”) with ICBC Tokyo pursuant to which ICBC Tokyo agreed to provide a term loan facility of up to $250 million (the “Term Facility”), subject to customary conditions, to be used to finance the consummation of the Changyou Merger and the related transactions and to pay related fees and expenses associated with the Changyou Merger. The Term Facility will consist of (i) a one-year term facility for term loans of up to $100 million (the “One-Year Facility”) and (ii) a four-year term facility for term loans of up to $150 million (the “Four-Year Facility”). The outstanding principal amount of the loans under the One-Year Facility will be due in full on the one-year anniversary of the date of the first utilization of the One-Year Facility. The outstanding principal amount of the loans under the Four-Year Facility will be due in installments, with $7.5 million due and payable at the end of each of the second and third calendar years during the term of the Four-Year Facility and the remaining outstanding principal amount due and payable on the fourth anniversary of the date of the first utilization of the One-Year Facility. The Term Facility will be available for drawdown from the date of the Facility Agreement until six months after the date of the Facility Agreement, and the Term Facility may be drawn in up to three installments by Sohu Game at its election.

The Term Facility bears interest at a rate of Three Month LIBOR plus a margin of 1.75%, with LIBOR to be determined by ICBC on the basis of the London InterBank Offered Rate published two business days before the first day of each three calendar month interest period. Accrued interest will be paid every three calendar months on the first day after the end of each such three-month interest period.

The obligations of Sohu Game as borrower under the Term Facility are initially fully guaranteed by Sohu.com Limited, and are initially secured by first priority share pledges or mortgages over 97.9% of the outstanding equity interests in Changyou. In addition, Sohu Game is required to cause Changyou, within one (1) month after the initial funding under the Term Facility, to pledge a deposit certificate evidencing an RMB deposit equivalent to not less $125 million at an exchange rate of $1.00 = RMB7.20 and, within three months after the initial funding under the Term Facility, to pledge RMB deposit certificates evidencing amounts at least equivalent to the Facility Agreement amount (including the initial $125 million-equivalent deposit certificate). Upon the effectiveness of such additional pledge, Sohu’s guarantee and all share pledges or mortgages over the outstanding equity interests in Changyou will be released and discharged.

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

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of United States federal gift, estate tax or Medicare tax, or state, local or foreign tax consequences of an investment in our ADSs or ordinary shares. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

•	partnerships or other pass-through entities for United States federal income tax purposes or persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

U.S. holders are urged to consult their own tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. holders” will apply to a beneficial owner of ADSs or ordinary shares as capital assets for purposes of United States federal income tax laws and who is, for United States federal income tax purposes:

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

For United States federal income tax purposes, the tax treatment of a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares depends on the partner’s status and the activities of the partnership. U.S. holders who hold their ADSs or ordinary shares through a partnership, limited liability company, or other entity taxable as a partnership should consult their tax advisers regarding their tax treatment.

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

The United States Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our 2019 taxable year ended November 30, 2019. Our expectation is based on our operations and the composition of our earnings and assets for the 2019 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors—Risks Related to Our Corporate Structure and Corporate Governance—Our contractual arrangements with our VIEs and their shareholders may not be as effective in providing control over our VIEs as direct ownership of the VIEs and the shareholders of our VIEs may have conflicts of interest with us or with each other.” Also, our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

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

Under these rules, distributions that a U.S. holder receives in a taxable year that are greater than 125% of the average annual distributions that such U.S. holder received during the shorter of the three preceding taxable years or such U.S. holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under special tax rules:

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

Another alternative taxation regime that may be available to some United States investors in PFICs, known as qualified electing fund, or QEF, treatment, will not be available to U.S. holders of our ADSs or ordinary shares. This is because QEF treatment requires the PFIC to supply annually certain information to its U.S. holders of ADSs or ordinary shares, and we do not intend to supply such information.

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

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of our distributions to a U.S. holder with respect to ADSs or ordinary shares (including any amount withheld in respect of PRC taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or ordinary shares) and thereafter as capital gain. Further, any distributions treated as dividends generally will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to certain non-corporate U.S. holders, including individual U.S. holders, may be taxed on dividend payments at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a PFIC with respect to the U.S. holder (as discussed above) for our taxable year in which the dividend was paid and we were not a PFIC in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs are currently) on the Nasdaq Global Select Market. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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

As described above under “Taxation—PRC Taxation,” any gain from the disposition of our ADSs or ordinary shares may be subject to PRC tax. In such event, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes.

U.S. holders should consult their tax advisors regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and their ability to credit any PRC tax withheld in respect of a sale of our ADSs or ordinary shares against their United States federal income tax liability.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a rate of 24% for taxable years beginning after December 31, 2017, and before January 1, 2026. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding and demonstrates such exemption if required. U.S. holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Individual U.S. holders, and certain entities that are U.S. holders, that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include our ADSs and ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in our ADSs and ordinary shares, including the application of the rules to their particular circumstances.

Prospective purchasers of our ADSs or ordinary shares should consult their own tax advisor regarding the application of the United States federal income tax laws to their particular situations as well as any tax consequences resulting from purchasing, holding or disposing of our ADSs and Ordinary Shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and including estate, gift and inheritance laws.

Available Additional Information

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC.

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As permitted under Nasdaq Listing Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our Web site at http://investors.sohu.com. We will not furnish hard copies of such reports to holders of our ADSs unless we are requested to do so in writing by a holder. Upon receipt of such a request, we will provide a hard copy of such reports to such requesting holder free of charge.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for 2019 were $1.85 billion and our total assets as of December 31, 2019 were $2.69 billion, representing revenue of RMB12.87 billion and total assets of RMB18.76 billion at the central parity rate of RMB 6.9762 to $1.00 on December 31, 2019. If the value of the RMB were to depreciate by approximately 10% to RMB 7.6738 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $1.68 billion and $2.44 billion, respectively.

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

The following table sets forth a summary of our foreign currency sensitive financial instruments as of December 31, 2019. These financial instruments are recorded at their fair value.

	($ in thousands)
	US$	RMB	HK$	Others	Total
Cash and cash equivalents	$52,044	$251,055	$1,173	$854	$305,126
Restricted cash	0	8,661	0	0	8,661
Short-term investments	711,175	605,658	0	0	1,316,833
Account and financing receivables, net	1,742	258,876	62	36	260,716
Prepaid and other current assets	34,455	89,616	477	1,666	126,214
Equity investments with readily determinable fair values	0	9,320	0	0	9,320
Restricted time deposits	240	0	0	0	240
Current liabilities	71,625	1,025,905	822	441	1,098,793

INFLATION RATE RISK

According to the National Bureau of Statistics of China, the consumer price index grew 2.9% in 2019, compared to an increase of 2.1% in 2018. There may be a further increase in the rate of inflation in the future, which could have an adverse effect on our business.

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

USE OF PROCEEDS

On July 17, 2000, our predecessor Sohu.com Inc. completed an underwritten IPO of shares of its common stock pursuant to a Registration Statement on Form S-1 (SEC file No. 333-96137) that became effective on July 10, 2000. There has been no change in the information regarding use of proceeds from the IPO that was included in our Annual Report on Form 20-F for the year ended December 31, 2018 that we filed with the SEC on March 28, 2019.

ITEM 15.	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that as of the Evaluation Date our disclosure controls and procedures were effective and designed to ensure that all material information relating to Sohu.com Limited required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENTS ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in this report on pages F-2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the Company’s fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2018	2019
	(in thousands)
Audit fees(1)	$2,647	$2,654
Tax fees(2)	8,226	567
Audit related fees(3)	326	142
All other fees	4	2

Total	$11,203	$3,365

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sohu and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1(22)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2).

2.2(22)	Amended and Restated Deposit Agreement, dated January 14, 2019, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares.

2.3(22)	Shareholders’ Rights Agreement, dated as of January 14, 2019, between the Registrant and The Bank of New York Mellon.

4.1(2)	Loan and Share Pledge Agreement dated November 19, 2001 among Sohu.com Inc., Dr. Charles Zhang, and Li Wei.

4.2(3)	Real Property Purchase Agreement between Sohu Era and Vision Hua Qing.

4.3(4)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited.

4.4(4)	Project Cooperation Agreement, dated November 20, 2009, by and between Beijing Raycom Real Estate Development Co., Ltd. and Beijing Sohu Media.

4.5(5)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, by and between Sohu.com Inc. and Changyou.com Limited.

4.6(6)	Changyou Project Cooperation Agreement dated August 23, 2010.

4.7(6)	Amended and Restated 2010 Stock Incentive Plan.

4.8(6)	Cooperation Agreement, dated September 30, 2010. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant).

4.9(7)	Master Transaction Agreement, dated as of November 29, 2011, between Sohu.com Inc., Sohu Internet, Sohu Era, and Sohu Media, on the one hand, and Changyou.com Limited, Changyou.com HK, Gamespace, and Guanyou Gamespace, on the other hand.

4.10(7)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, between Changyou.com Limited and Sohu.com Inc.

4.11(7)	Services Agreement, dated as of November 29, 2011, between Changyou Gamespace and Sohu Media.

4.12(8)	Sohu Video 2011 Share Incentive Plan.

4.13(8)	English Translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease.

4.14(8)	English Translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease.

4.15(8)	English Translation of Exclusive Technology Consulting and Services Agreement, dated September 26, 2010, between Sogou Technology and Sogou Information.

4.16(9)	English Translation of Loan Agreement, dated December 2, 2013, between Sogou Technology and Xiaochuan Wang.

4.17(9)	English Translation of Share Pledge Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information, and the shareholders of Sogou Information.

4.18(9)	English Translation of Exclusive Equity Interest Purchase Rights Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information, and the shareholders of Sogou Information.

4.19(9)	English Translation of Business Operation Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information, and the shareholders of Sogou Information.

4.20(9)	English Translation of Power of Attorney, dated December 2, 2013, by the shareholders of Sogou Information in favor of Sogou Technology.

4.21(9)	English Translation of Exclusive Technology Consulting and Services Agreement August 2, 2012, between Sohu Internet and Sohu Era.

4.22(10)	2010 Share Incentive Plan of Sogou Inc. (as amended and restated)

4.23(10)	2014 Share Incentive Plan of Changyou.com Limited.

4.24(10)	English Translation of Loan Agreement, dated November 15, 2011, between Video Tianjin and Ye Deng, the shareholder of Tianjin Jinhu.

4.25(10)	English Translation of Loan Agreement, dated December 4, 2013, between Video Tianjin and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.26(10)	English Translation of Equity Pledge Agreement, dated November 15, 2011, between Video Tianjin and Ye Deng, the shareholder of Tianjin Jinhu.

4.27(10)	English Translation of Equity Pledge Agreement, dated December 4, 2013, between Video Tianjin and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.28(10)	English Translation of Exclusive Equity Interest Purchase Right Agreement, dated December 4, 2013, between Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu.

4.29(10)	English Translation of Business Operation Agreement, dated December 4, 2013, among Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu.

4.30(10)	English Translation of Powers of Attorney, dated December 4, 2013, by the shareholders of Tianjin Jinhu in favor of Video Tianjin.

4.31(10)	English Translation of Exclusive Technology Consulting and Services Agreement, dated December 4, 2013, between Video Tianjin and Tianjin Jinhu.

4.32(10)	Loan and Share Pledge Agreement, effective as of April 28, 2014, by and among Sohu.com Limited, Charles Zhang, and Wei Li. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.)

4.33(11)	English Translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century.

4.34(11)	English Translation of Equity Interest Pledge Agreement, dated April 15, 2015 among AmazGame, Gamease and High Century.

4.35(11)	English Translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, between AmazGame, Gamease and High Century.

4.36(11)	English Translation of Power of Attorney, dated April 15, 2015, by High Century in favor of AmazGame.

4.37(11)	English Translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century.

4.38(12)	Loan and Share Pledge Agreement, dated July 1, 2015, among Sohu Media, Charles Zhang and Wei Li.

4.39(12)	Loan and Share Pledge Agreement, dated July 1, 2015, among Focus HK, Charles Zhang and Wei Li.

4.40(13)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star.

4.41(13)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.42(13)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.43(13)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.44(13)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.45(13)	English translation of Share Purchase Agreement, dated April 16, 2015, between Gamease and Shanghai Yong Chong.

4.46(14)	English Translation of Loan Agreement, dated as of October 24, 2016, between AmazGame and Sohu Media.

4.47(15)	English translation of Employment Agreement effective as of April 1, 2012, between Sohu Era and Joanna Lv.

4.48(15)	English translation of Agreement Changing One Party to Employment Agreement effective as of April 1, 2013, among Sohu Era, Joanna Lv and Sohu Media.

4.49(15)	English translation of Employment Agreement effective as of November 30, 2012, between Sogou Technology and Xiaochuan Wang.

4.50(16)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Media Information Technology Co., Ltd.

4.51(16)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Fox Information Technology (Tianjin) Limited.

4.52(16)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Tianjin Jinhu Culture Development Co., Ltd.

4.53(16)	English translation of Form of Loan Agreement.

4.54(16)	English translation of Asset Pledge Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.55(16)	English translation of Asset Pledge Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Media Information Technology Co., Ltd.

4.56(16)	English translation of Asset Pledge Agreement, dated May19, 2017, between Ping An Bank and Beijing Sohu New Era Information Technology Co., Ltd.

4.57(16)	English translation of Guaranty Agreement, dated May 19, 2017, between Ping An Bank and Sohu.com (Game) Limited.

4.58(16)	English translation of Commitment Letter, dated May 19, 2017, between Ping An Bank and Sohu.com Inc.

4.59(16)	English translation of Strategic Cooperation Agreement, dated May 19, 2017, between Ping An Bank and Sohu.com Inc.

4.60(17)	English translation of Amendment to the Original PAB Credit Agreements, dated September 1, 2017.

4.61(17)	English translation of Credit Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Media Information Technology Co., Ltd., Fox Information Technology (Tianjin) Limited, and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.62(17)	English translation of Asset Pledge Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.63(17)	English translation of Asset Pledge Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Media Information Technology Co., Ltd.

4.64(17)	English translation of Commitment Letter, dated September 7, 2017, between ICBC and Sohu.com Inc.

4.65(18)	Voting Agreement dated September 16, 2013 among Sogou Inc., Sohu.com (Search) Limited, Photon, Xiaochuan Wang, and other members of Sogou Management, as amended as of August 11, 2017.

4.66(18)	Voting Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, and THL A21 Limited.

4.67(18)	Registration Rights Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, Photon and THL A21 Limited.

4.68(18)	English Translation of Second Amended and Restated Mobile Browser Cooperation Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information and Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.)

4.69(23)	English Translation of Cooperation Agreement between Weixin Official Platform and Sogou Search dated March 1, 2019, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Information.

4.70(18)	English Translation of Amended and Restated Business Development and Resource Sharing Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. and Sohu.com Limited.

4.70A(23)	English Translation of Supplemental Agreement to Amended and Restated Business Development and Resource Sharing Agreement, dated September 20, 2018, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. and Sohu.com Limited.

4.70B(23)	English Translation of Second Supplemental Agreement to Amended and Restated Business Development and Resource Sharing Agreement, dated October 24, 2019, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. and Sohu.com Limited.

4.71(23)	English Translation of SOHU.COM Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Era Information Technology Co., Ltd. and Beijing Sogou Network Technology Co., Ltd.

4.72(23)	English Translation of SOHU.COM Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Beijing Sogou Information Services Co., Ltd.

4.73(23)	English Translation of SOHU.COM Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Beijing Sogou Technology Development Co., Ltd.

4.74(19)	Seventh Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of Sogou Inc.

4.75(19)	Sogou Inc. 2017 Share Incentive Plan, as amended and restated.

4.76(19)	Employment Agreement effective as of January 1, 2018 between Changyou and Dewen Chen.

4.77(19)	Employment Agreement effective as of January 1, 2018 between Sohu.com Inc. and Charles Zhang.

4.78(22)	Employment Agreement effective as of May 1, 2018 between Sohu.com Limited and Joanna Lv.

4.79(20)	English translation of Credit Facility Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Media Information Technology Co., Ltd.

4.80(20)	English translation of Asset Pledge Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Era Information Technology Co., Ltd.

4.81(20)	English translation of Asset Pledge Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Media Information Technology Co., Ltd.

4.82(20)	English translation of Commitment Letter, dated April 11, 2018, issued by the registrant to CMB.

4.83(21)	Sohu.com Limited 2018 Share Incentive Plan.

4.84(23)	Changyou.com Limited 2019 Share Incentive Plan.

4.85(23)	Facility Agreement, dated April 3, 2020, among Sohu.com Limited, Sohu Game, and ICBC Tokyo.

4.86(23)	Equitable Share Mortgage relating to shares in Sohu Game, dated April 3, 2020, between All Honest International Limited and ICBC Tokyo.

4.87(23)	Equitable Share Mortgage relating to shares in Changyou, dated April 3, 2020, between Sohu Game and ICBC Tokyo.

8.1(23)	Principal Subsidiaries and VIEs of the Registrant.

11.1(22)	Code of Ethics and Conduct for Directors, Officers and Employees.

12.1(23)	Rule 13a-14(a)/15d-14(a) Certification of Dr. Charles Zhang.

12.2(23)	Rule 13a-14(a)/15d-14(a) Certification of Joanna Lv.

13.1(23)	Section 1350 Certification of Dr. Charles Zhang.

13.2(23)	Section 1350 Certification of Joanna Lv.

15.1(23)	Consent of Independent Registered Public Accounting Firm.

15.2(23)	Consent of Haiwen & Partners, PRC Counsel.

101(23)	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2019 and 2018; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018, and 2017; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018, and 2017; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2018, and 2017; (v) Notes to Consolidated Financial Statements, tagged using four different levels of detail; and (vi) Additional Information – Condensed Financial Statements.

(1)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018.
(2)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 15, 2002.
(3)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 8, 2007.
(4)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2010.
(5)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2010.
(6)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 8, 2010.
(7)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on December 1, 2011.
(8)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2013.
(9)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2014.
(10)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 2, 2015.
(11)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on August 7, 2015.
(12)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015.

(13)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2016.
(14)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on October 24, 2016.
(15)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 27, 2017.
(16)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on May 19, 2017.
(17)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on September 7, 2017.
(18)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 3, 2017.
(19)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2018.
(20)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on April 16, 2018.
(21)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form S-8 POS filed on June 1, 2018.
(22)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 28, 2019
(23)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOHU.COM LIMITED

By	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

By	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: April 21, 2020

SOHU.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sohu.com Limited:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sohu.com Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income /(loss), of cash flows and of changes in equity for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 and Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

As discussed in Note 2 and Note 11 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Managements Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 21, 2020

We have served as the Company’s auditor since 1999.

SOHU.COM LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$819,485	$305,126
Restricted cash	3,539	8,661
Short-term investments	1,041,395	1,316,833
Account and financing receivables, net (including $1,445 and $2,006, respectively, due from a related party as of December 31, 2018 and 2019)	264,411	260,716
Prepaid and other current assets (including $31,607 and $33,329, respectively, due from a related party as of December 31, 2018 and 2019)	225,744	124,332
Current assets associated with discontinued operations	34,324	0

Total current assets	2,388,898	2,015,668

Fixed assets, net	504,647	447,688
Goodwill	53,263	52,923
Long-term investments, net	108,356	94,332
Intangible assets, net	24,071	11,437
Restricted time deposits	244,179	240
Prepaid non-current assets	3,107	1,882
Other assets	43,928	65,620
Non-current assets associated with discontinued operations	398	0

Total assets	$3,370,847	$2,689,790

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $84,749 and $74,781, respectively, as of December 31, 2018 and 2019)	$286,745	$253,403
Accrued liabilities (including accrued liabilities of consolidated VIEs without recourse to the Company of $60,555 and $64,874, respectively, as of December 31, 2018 and 2019)	292,282	249,810
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $43,020 and $47,735, respectively, as of December 31, 2018 and 2019)	120,404	118,222
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $7,389 and $7,670, respectively, as of December 31, 2018 and 2019)	108,011	110,833
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $14,110 and $9,750, respectively, as of December 31, 2018 and 2019)	93,073	102,686
Short-term bank loans (including short-term bank loans of consolidated VIEs without recourse to the Company of nil as of both December 31, 2018 and 2019)	129,677	114,528

Other short-term liabilities (including other short-term liabilities of consolidated VIEs without recourse to the Company of $65,352 and $63,439, respectively, as of December 31, 2018 and 2019, and due to a related party of $32,718 and $33,536, respectively, as of December 31, 2018 and 2019.)	123,921	149,311
Current liabilities associated with discontinued operations	101,105	0

Total current liabilities	1,255,218	1,098,793

Long-term accounts payable (including long-term accounts payable of consolidated VIEs without recourse to the Company of nil as of both December 31, 2018 and 2019)	752	767
Long-term bank loans (including long-term bank loans of consolidated VIEs without recourse to the Company of nil as of both December 31, 2018 and 2019)	302,323	0
Long-term tax liabilities (including long-term tax liabilities of consolidated VIEs without recourse to the Company of $13,554 and $13,220, respectively, as of December 31, 2018 and 2019)	174,339	181,640
Deferred tax liabilities (including deferred tax liabilities of consolidated VIEs without recourse to the Company of $2,239 and $1,998, respectively, as of December 31, 2018 and 2019)	85,264	95,904
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of nil and $1,130, respectively, as of December 31, 2018 and 2019)	0	5,769

Total long-term liabilities	562,678	284,080

Total liabilities	$1,817,896	$1,382,873

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Sohu.com Limited shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 39,229 shares and 39,269 shares, respectively, issued and outstanding as of December 31, 2018 and 2019)	$39	$39
Additional paid-in capital	958,883	948,201
Accumulated other comprehensive income	24,719	24,351
Accumulated deficit	(394,801)	(544,137)

Total Sohu.com Limited shareholders’ equity	588,840	428,454
Noncontrolling interest	964,111	878,463

Total shareholders’ equity	1,552,951	1,306,917

Total liabilities and shareholders’ equity	$3,370,847	$2,689,790

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)

(In thousands, except per share data)

	Year Ended December 31,
	2017	2018	2019
Revenues:
Online advertising:
Brand advertising (including revenues generated from a related party of $247, $224 and $174, respectively, for 2017, 2018 and 2019)	$314,112	$231,945	$174,861
Search and search-related advertising	801,199	1,022,456	1,072,860

Subtotal of online advertising revenues	1,115,311	1,254,401	1,247,721

Online games	449,533	389,788	440,902
Others (including revenues generated from a related party of $2, $2,187 and $3,796, respectively, for 2017, 2018 and 2019)	204,745	168,638	156,824

Total revenues	1,769,589	1,812,827	1,845,447

Cost of revenues:
Online advertising:
Brand advertising	363,624	184,473	126,406
Search and search-related advertising	412,904	664,164	703,144

Subtotal of cost of online advertising revenues	776,528	848,637	829,550

Online games	62,775	60,981	88,992
Others (including cost generated from a related party of nil, $237 and $57 respectively, for 2017, 2018 and 2019)	110,965	72,868	63,553

Total cost of revenues	950,268	982,486	982,095

Gross profit	819,321	830,341	863,352

Operating expenses:
Product development	412,173	441,161	419,114
Sales and marketing	390,423	380,290	340,840
General and administrative	119,041	108,764	95,773
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	86,882	16,369	7,245

Total operating expenses	1,008,519	946,584	862,972

Operating profit/(loss)	(189,198)	(116,243)	380

Other income /(expense), net	6,697	64,724	21,948
Interest income (including interest income generated from a related party of $1,157, $1,051 and $1,015, respectively, for 2017, 2018 and 2019)	24,138	24,074	10,546
Interest expense (including interest expense generated from a related party of $724, $519, and $818, respectively, for 2017, 2018 and 2019)	(4,088)	(17,538)	(14,370)
Exchange difference	(14,385)	9,026	3,279

Income /(loss) before income tax expense /(benefit)	(176,836)	(35,957)	21,783
Income tax expense /(benefit)	272,636	(13,433)	31,176
Net loss from continuing operations	(449,472)	(22,524)	(9,393)
Net loss from discontinued operations, net of tax	(20,531)	(44,835)	(33,998)

Net loss	(470,003)	(67,359)	(43,391)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders	91,076	107,318	117,177
Less: Net loss from discontinued operations attributable to the noncontrolling interest shareholders	(6,553)	(14,595)	(11,232)

Net loss from continuing operations attributable to Sohu.com Limited	(540,548)	(129,842)	(126,570)
Net loss from discontinued operations attributable to Sohu.com Limited	(13,978)	(30,240)	(22,766)

Net loss attributable to Sohu.com Limited	$(554,526)	$(160,082)	$(149,336)

Net loss	$(470,003)	$(67,359)	$(43,391)
Foreign currency translation adjustments	56,250	(37,339)	(13,069)
Change in unrealized gain /(loss) for equity securities with readily determinable fair values	12,179	0	0

Other comprehensive income /(loss)	68,429	(37,339)	(13,069)

Comprehensive loss	(401,574)	(104,698)	(56,460)
Less: Comprehensive income attributable to noncontrolling interest shareholders	117,960	61,376	93,244

Comprehensive loss attributable to Sohu.com Limited	(519,534)	(166,074)	(149,704)

Basic net loss per share attributable to Sohu.com Limited
Continuing operations	$(13.91)	$(3.33)	$(3.22)
Discontinued operations	(0.36)	(0.78)	(0.58)

Net loss per share	(14.27)	(4.11)	(3.80)

Shares used in computing basic net loss per share attributable to Sohu.com Limited	38,858	38,959	39,249

Diluted net loss per share attributable to Sohu.com Limited
Continuing operations	$(13.95)	$(3.36)	$(3.25)
Discontinued operations	(0.35)	(0.77)	(0.58)

Net loss per share	(14.30)	(4.13)	(3.83)

Shares used in computing diluted net loss per share attributable to Sohu.com Limited	38,858	38,959	39,249

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net loss	$(470,003)	$(67,359)	$(43,391)
Net loss from discontinued operations, net of tax	(20,531)	(44,835)	(33,998)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of intangible assets and purchased video content in prepaid expense	140,238	59,315	39,547
Depreciation	82,893	92,799	92,888
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	86,882	16,369	8,015
Share-based compensation expense	41,468	2,095	18,251
Impairment of long-term investment	5,754	2,605	34,119
Impairment of other intangible assets and other assets	72,259	10,797	7,331
Investment loss /(gain) from equity investments	1,451	(14,045)	(2,960)
Allowance for doubtful accounts and credit losses	8,891	14,568	20,345
Provision for inventory	0	2,547	2,734
Loss /(gain) from sale of equity investments	523	(134)	0
Change in fair value of financial instruments	(10,447)	(10,857)	(2,327)
Others	(1,068)	(730)	(1,995)
Changes in assets and liabilities:
Account and financing receivables	(50,418)	(32,833)	15,268
Prepaid and other assets	30,037	(26,182)	11,262
Accounts payable	30,952	57,492	(9,750)
Receipts in advance and deferred revenue	169	2,514	(306)
Tax liabilities	262,726	(72,954)	14,709
Deferred tax	(82)	43,798	8,455
Accrued liabilities and other short-term liabilities	(66,131)	(44,037)	(44,944)

Net cash provided by continuing operating activities	186,625	80,603	201,249

Net cash provided by discontinued operating activities	1,062	3,422	9,341

Net cash provided by operating activities	187,687	84,025	210,590
Cash flows from investing activities:
Purchase of fixed assets	(78,711)	(100,989)	(45,277)
Purchase of intangible and other assets	(65,652)	(97,611)	(51,479)
Purchase of long-term investments	(7,680)	(20,613)	(23,777)
Return of funds from a third party	4,928	5,264	0
Collection of financing receivables	0	59,967	226,086
Investment in financing receivables	0	(98,774)	(257,388)
Proceeds from financial instruments	1,219,986	2,957,984	2,763,189
Purchase of financial instruments	(1,785,012)	(3,177,532)	(3,046,582)
Proceeds received from sale of equity investment	0	12,073	0
Other cash proceeds /(payments) related to investing activities	(1,408)	1,705	2,816

Net cash used in continuing investing activities	(713,549)	(458,526)	(432,412)

Net cash used in discontinued investing activities	(954)	(718)	(10,808)

Net cash used in investing activities	(714,503)	(459,244)	(443,220)

Cash flows from financing activities:
Consideration received from Sogou IPO, net of IPO Transaction Expenses	622,131	0	0
Proceeds from long-term bank loan	122,433	251,738	0
Proceeds from short-term bank loan	67,785	74,056	58,035
Exercise of share-based awards in subsidiaries	494	12	7
Repayments of loans from banks	(7,684)	(67,011)	(371,973)
Repurchase of Sogou Pre-IPO Class A Ordinary Shares from noncontrolling shareholders	(3,190)	0	0
Repurchase of Sogou Class A Ordinary Shares from noncontrolling shareholders	0	0	(42,016)
Distribution of Changyou dividend to noncontrolling interest shareholders	0	(162,461)	(165,817)
Other cash proceeds related to financing activities	6	0	8,601

Net cash provided by /(used in) continuing financing activities	801,975	96,334	(513,163)

Net cash provided by /(used in) financing activities	801,975	96,334	(513,163)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted time deposits	30,226	(19,544)	(10,046)
Reclassification of cash, cash equivalents, restricted cash and restricted time deposits from assets held for sale	11,684	0	0

Net increase /(decrease) in cash, cash equivalents, restricted cash, and restricted time deposits	317,069	(298,429)	(755,839)
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of year	1,051,226	1,368,295	1,069,866

Cash, cash equivalents, restricted cash and restricted time deposits at end of year	$1,368,295	$1,069,866	$314,027

Less: Cash, cash equivalents, restricted cash and restricted time deposits of discontinued operations, end of year	243	2,663	0

Cash, cash equivalents, restricted cash and restricted time deposits of continuing operations, end of year	1,368,052	1,067,203	314,027

Supplemental cash flow disclosures:
Cash paid for income taxes	(43,264)	(53,147)	(31,116)
Cash paid for interest expense	(7,176)	(12,563)	(9,396)
Barter transactions	6,110	28,404	20,087
Supplemental schedule of non-cash investing activity:
Changes in payables and other liabilities related to fixed assets and intangible assets additions	56,486	30,797	(25,977)

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

SOHU.COM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year Ended December 31, 2018

(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest
Beginning balance	$1,817,237	45	1,098,455	(143,858)	38,212	(242,220)	1,066,603
Impact of adoption of new accounting standards*	0	0	0	0	(7,501)	7,501	0
Share-based compensation expense	2,095	0	(5,559)	0	0	0	7,654
Settlement/Adjustment of share-based awards in subsidiary	1,811	0	9,839	0	0	0	(8,028)
Distribution of Changyou dividend to noncontrolling interest shareholders	(162,461)	0	0	0	0	0	(162,461)
Disposal of a majority-owned subsidiary	(2,113)	0	0	0	0	0	(2,113)
Liquidation of Sohu.com Inc.	0	(6)	(143,852)	143,858	0	0	0
Net income/(loss) attributable to Sohu.com Limited and noncontrolling interest shareholders	(67,359)	0	0	0	0	(160,082)	92,723
Accumulated other comprehensive loss	(37,339)	0	0	0	(5,992)	0	(31,347)
Others	1,080	0	0	0	0	0	1,080

Ending balance	$1,552,951	39	958,883	0	24,719	(394,801)	964,111

*	For details see Note 11—Fair Value Measurements—Financial Instruments Measured at Fair Value—Equity Investments.

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year Ended December 31, 2019

(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest
Beginning balance	$1,552,951	39	958,883	0	24,719	(394,801)	964,111
Share-based compensation expense	18,251	0	1,045	0	0	0	17,206
Settlement/Adjustment of share-based awards in subsidiary	698	0	2,555	0	0	0	(1,857)
Distribution of Changyou dividend to noncontrolling interest shareholders	(166,507)	0	0	0	0	0	(166,507)
Net income/(loss) attributable to Sohu.com Limited and noncontrolling interest shareholders	(43,391)	0	0	0	0	(149,336)	105,945
Repurchase of Sogou Class A Ordinary Shares from noncontrolling shareholders	(42,016)	0	(14,282)	0	0	0	(27,734)
Accumulated other comprehensive loss	(13,069)	0	0	0	(368)	0	(12,701)

Ending balance	$1,306,917	39	948,201	0	24,351	(544,137)	878,463

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND NATURE OF OPERATIONS

Nature of Operations and Organization

Sohu.com Limited was incorporated in the Cayman Islands on May 30, 2003 as a direct wholly-owned subsidiary of Sohu.com Inc., which was incorporated in Delaware in August 1996 and was the ultimate parent company of the Sohu Group (as defined below) until its dissolution on May 31, 2018. On July 17, 2000, Sohu.com Inc. completed an initial public offering (“IPO”) of shares of its common stock on NASDAQ trading under the symbol “SOHU.” On May 31, 2018, pursuant to a proposal for the dissolution of Sohu.com Inc. and adoption of a plan of complete liquidation and dissolution of Sohu.com Inc. that was approved by the stockholders of Sohu.com Inc. at a special meeting of stockholders held on May 29, 2018, Sohu.com Inc. was dissolved, all outstanding shares of the common stock of Sohu.com Inc. were delisted and cancelled, and American Depositary Shares (“ADSs”) representing all outstanding ordinary shares of Sohu.com Limited were distributed on a share-for-share basis to the stockholders of Sohu.com Inc. On June 1, 2018 Sohu.com Limited’s ADSs began trading on the NASDAQ Global Select Market under the same “SOHU” symbol in place of the common stock of Sohu.com Inc. As a result, Sohu.com Limited replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group (as defined below). Sohu.com Limited (or its predecessor Sohu.com Inc., as applicable), together with its subsidiaries and consolidated VIEs, are collectively referred to herein as the “Sohu Group,” the “Group” or the “Company.”

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

The principal subsidiaries and VIEs through which the Group conducts its business operations as of December 31, 2019 are described below:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation/ Acquisition	Effective Interest held
Subsidiaries:
For Sohu’s Business:
Sohu.com (Hong Kong) Limited (“Sohu HK”)	Incorporated on April 19, 2000	Hong Kong	100%
Beijing Sohu New Era Information Technology Co., Ltd. (“Sohu Era”)	Incorporated on July 25, 2003	People’s Republic of China	100%
Sohu.com (Search) Limited (“Sohu Search”)	Incorporated on October 28, 2005	Cayman Islands	100%
Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”)	Incorporated on June 19, 2006	People’s Republic of China	100%
Sohu.com (Game) Limited (“Sohu Game”)	Incorporated on February 11, 2008	Cayman Islands	100%
Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”)	Incorporated on May 31, 2010	People’s Republic of China	100%
Fox Video Limited (“Sohu Video”)	Incorporated on July 26, 2011	Cayman Islands	100%
Fox Information Technology (Tianjin) Limited (“Video Tianjin”)	Incorporated on November 17, 2011	People’s Republic of China	100%
Sohu Focus Limited (“Sohu Focus”)	Incorporated on July 11, 2013	Cayman Islands	100%
For Sogou’s Business:
Sogou Inc. (“Sogou”)	Incorporated on December 23, 2005	Cayman Islands	34%
Sogou (BVI) Limited (“Sogou BVI”)	Incorporated on December 23, 2005	British Virgin Islands	34%
Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”)	Incorporated on February 8, 2006	People’s Republic of China	34%
Sogou Hong Kong Limited (“Sogou HK”)	Incorporated on December 12, 2007	Hong Kong	34%
Vast Creation Advertising Media Services Limited (“Vast Creation”)	Acquired on November 30, 2011	Hong Kong	34%
Beijing Sogou Network Technology Co., Ltd (“Sogou Network”)	Incorporated on March 29, 2012	People’s Republic of China	34%
Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Microcredit”)	Incorporated on November 22, 2017	People’s Republic of China	34%
Sogou (Hangzhou) Intelligent Technology Co., Ltd. (“Sogou Hangzhou”)	Incorporated on April 28, 2018	People’s Republic of China	34%
Shantou Ying Zhong Bai Fu Financing Guarantee Co., Ltd. (“Sogou Financing Guarantee”)	Incorporated on July 24, 2019	People’s Republic of China	34%
For Changyou’s Business:
Changyou.com Limited (“Changyou”)	Incorporated on August 6, 2007	Cayman Islands	67%
Changyou.com (HK) Limited (“Changyou HK”)	Incorporated on August 13, 2007	Hong Kong	67%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Incorporated on September 26, 2007	People’s Republic of China	67%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Incorporated on October 29, 2009	People’s Republic of China	67%
Beijing Changyou Chuangxiang Software Technology Co., Ltd. (“Changyou Chuangxiang”)	Incorporated on November 8, 2016	People’s Republic of China	67%
VIEs:
For Sohu’s Business:
Beijing Century High-Tech Investment Co., Ltd. (“High Century”)	Incorporated on December 28, 2001	People’s Republic of China	100%
Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”)	Incorporated on February 7, 2002	People’s Republic of China	100%
Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”)	Incorporated on July 31, 2003	People’s Republic of China	100%
Beijing Sohu Donglin Advertising Co., Ltd. (“Donglin”)	Incorporated on May 17, 2010	People’s Republic of China	100%
Tianjin Jinhu Culture Development Co., Ltd (“Tianjin Jinhu”)	Incorporated on November 24, 2011	People’s Republic of China	100%
Beijing Focus Interactive Information Service Co., Ltd. (“Focus Interactive”)	Incorporated on July 15, 2014	People’s Republic of China	100%
For Sogou’s Business:
Beijing Sogou Information Service Co., Ltd.(“Sogou Information”)	Incorporated on December 28, 2005	People’s Republic of China	34%
Chengdu Easypay Technology Co., Ltd. (“Chengdu Easypay”)	Incorporated on January 19, 2015	People’s Republic of China	34%
For Changyou’s Business:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Incorporated on August 23, 2007	People’s Republic of China	67%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Acquired on May 28, 2010	People’s Republic of China	67%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Incorporated on August 5, 2010	People’s Republic of China	67%

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users, over Sohu’s matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices such as mobile phones, tablets and PCs,. The majority of Sohu’s products and services are provided in China through Sohu Media Portal, Sohu Video and Focus.

•

Sohu Media Portal. Sohu Media Portal is a leading online news and information provider in China. It provides users with access to comprehensive content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs;

•	Sohu Video. Sohu Video is an online video content and service provider in China through the mobile phone application Sohu Video APP and tv.sohu.com for PCs; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in China.

Revenues generated by the brand advertising business are classified as brand advertising revenues in the Sohu Group’s consolidated statements of comprehensive income.

Other Sohu Business

Sohu also engages in the other business, which consists primarily of paid subscription services, interactive broadcasting services, and sub-licensing of purchased video content to third parties. Revenues generated by Sohu from the other business are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.

Sogou’s Business

Search and Search-related Business

The search and search-related business consists primarily of search and search-related advertising services offered by Sogou. Search and search-related advertising services enable advertisers’ promotional links to be displayed on Sogou’s search results pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. Sogou’s advertising services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications. The search and search-related business benefits from Sogou’s collaboration with Tencent Holdings Limited (together with its subsidiaries, “Tencent”), which provides Sogou access to traffic and content generated from products and services provided by Tencent.

Revenues generated by the search and search-related business are classified as search and search-related advertising revenues in the Sohu Group’s consolidated statements of comprehensive income.

Other Sogou Business

Sogou also offers IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties, and offers other products and services, including smart hardware products and online lending and microcredit services. Revenues generated by Sogou from other business are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.

Initial Public Offering of Sogou

On November 13, 2017, Sogou completed its IPO on the NYSE, trading under the symbol “SOGO.” Proceeds to Sogou from the IPO were approximately $622.1 million, after deducting underwriting discounts and commissions and offering expenses. Following the completion of Sogou’s IPO, pursuant to the Voting Agreement among Sohu, Tencent, and Sogou (the “Voting Agreement”) that took effect upon the completion of Sogou’s IPO, Sohu has the right to appoint a majority of Sogou’s Board of Directors, and Sohu continues to consolidate Sogou in Sohu’s financial statements and provide for noncontrolling interests reflecting ordinary shares in Sogou held by shareholders other than Sohu. In the fourth quarter of 2017, Sohu recognized a one-time credit to additional paid-in capital of $278.4 million in shareholders’ equity in Sohu’s consolidated balance sheets to reflect the increase in the value of Sohu’s equity in Sogou that resulted from the completion of Sogou’s IPO.

Sogou’s Share Structure

Sogou’s Ordinary Shares are divided into Sogou Class A Ordinary Shares and Sogou Class B Ordinary Shares. Holders of Sogou Class A Ordinary Shares and holders of Sogou Class B Ordinary Shares have identical rights with the exception of voting and conversion rights. Each Sogou Class A Ordinary Share is entitled to one vote per share and is not convertible. Each Sogou Class B Ordinary Share is entitled to ten votes per share and is convertible at any time into one Sogou Class A Ordinary Share.

As of December 31, 2019, Sogou had a combined total of 388,731,140 Sogou Class A Ordinary Shares and Sogou Class B Ordinary Shares issued and outstanding, consisting of:

(i)

Sohu: 127,200,000 Sogou Class B Ordinary Shares held by Sohu for its own account, and 3,717,250 Sogou Class A Ordinary Shares held by Sohu for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards;

(ii)	Tencent: 151,557,875 Sogou Class B Ordinary Shares;

(iii)	Photon: 24,686,863 Sogou Class A Ordinary Shares; and

(iv)	Shareholders other than Sohu, Tencent, and Photon: 81,569,152 Sogou Class A Ordinary Shares, including Sogou Class A Ordinary Shares represented by Sogou ADSs.

The total number of Sogou outstanding shares listed above include 5,520,000 Sogou Class A Ordinary Shares that are outstanding for legal purposes, but have been determined to be Sogou treasury stock for accounting purposes.

Voting Agreement between Sohu, Tencent and Sogou

Pursuant to the Voting Agreement, Sohu and Tencent agreed that, subject to certain exceptions, (1) within three years following the completion of Sogou’s IPO, Sohu will vote all Sogou Class B Ordinary Shares and any Sogou Class A Ordinary Shares held by it and Tencent will vote 45,578,896 of its Sogou Class B Ordinary Shares to elect a Board of Directors consisting of seven directors, four of whom will be appointed by Sohu, two of whom will be appointed by Tencent, and the seventh of whom will be Sogou’s then chief executive officer, and (2) after three years following the completion of Sogou’s IPO, Sohu will be entitled to choose to change the size and composition of Sogou’s Board of Directors, subject to Tencent’s right to appoint at least one director. The effect of these provisions is to give Sohu the power to appoint a majority of Sogou’s Board of Directors, and to give Tencent the power to appoint two directors within three years following the completion of Sogou’s IPO and at least one director after three years after the completion of Sogou’s IPO. The Voting Agreement also provides that, subject to certain conditions, for so long as Sohu and Tencent together hold more than 50% of the total voting power of the Sogou Class A Ordinary Shares and the Sogou Class B Ordinary Shares, Sohu or Tencent may remove and replace any director appointed by it. These provisions of the Voting Agreement are also reflected in Sogou’s Third Amended and Restated Memorandum of Association (“Sogou’s Amended and Restated Memorandum of Association”) and Seventh Amended and Restated Articles of Association (“Sogou’s Amended and Restated Articles of Association”).

Due to the additional voting power of the Sogou Class B Ordinary Shares held by Sohu and Tencent, as of the date of this report Sohu holds approximately 34% of the total of Sogou’s outstanding Class A and Class B Ordinary Shares and controls approximately 44% of the total voting power of the combined total of Sogou’s outstanding Class A and Class B Ordinary Shares; Tencent has an indirect shareholding of approximately 39% of the total of Sogou’s outstanding Class A and Class B Ordinary Shares and controls approximately 52% of the total voting power of the combined total of Sogou’s outstanding Class A and Class B Ordinary Shares; and Sohu and Tencent together have the power to decide all matters that may be brought to a vote of Sogou’s shareholders.

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

Changyou’s Business

Changyou’s business lines consist of the online game business and the platform channel business, which consists primarily of online advertising and mobile game distribution services. Before ceasing its operations in August 2019, Changyou also operated a cinema advertising business, which consisted primarily of the acquisition from operators of movie theaters, and the sale to advertisers, of pre-film advertising slots.

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

PC Games

PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used. Changyou’s dominant game is Tian Long Ba Bu (“TLBB”), a PC based client-end game. For the year ended December 31, 2019, revenues from TLBB were $215.2 million, accounting for approximately 49% of Changyou’s online game revenues, approximately 47% of Changyou’s total revenues and approximately 12% of the Sohu Group’s total revenues.

Mobile Games

Mobile games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a mobile game, Legacy TLBB (“Legacy TLBB Mobile”), which is operated by Tencent under license from Changyou. For the year ended December 31, 2019, revenues from Legacy TLBB Mobile were $101.1 million, accounting for approximately 23% of Changyou’s online game revenues, approximately 22% of Changyou’s total revenues, and approximately 5% of the Sohu Group’s total revenues.

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website. Prior to RaidCall’s ceasing operations in March 2019 and the sale of MoboTap Inc. (“MoboTap”) in March 2018, Changyou’s platform channel business also included RaidCall and MoboTap.

17173.com Website

The 17173.com Website provides news, electronic forums, online videos, mobile game distribution services, and other online game information services to game players. All revenues generated by the 17173.com Website are classified as brand advertising revenues.

RaidCall

Prior to ceasing operations in March 2019, RaidCall provided online music and entertainment services, primarily in Taiwan. IVAS revenues that were generated by RaidCall are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.

Cinema Advertising Business (Discontinued)

Prior to ceasing its operations in August 2019, Changyou also operated a cinema advertising business, which consisted primarily of the acquisition from operators of movie theaters, and the sale to advertisers, of pre-film advertising slots. Revenues that were generated by Changyou’s cinema advertising business are reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income.

Changyou’s Share Structure

Changyou’s Ordinary Shares are divided into Changyou Class A Ordinary Shares and Changyou Class B Ordinary Shares. Holders of Changyou Class A Ordinary Shares and holders of Changyou Class B Ordinary Shares have identical rights with the exception of voting and conversion rights. Each Changyou Class A Ordinary Share is entitled to one vote per share and is not convertible. Each Changyou Class B Ordinary Share is entitled to ten votes per share and is convertible at any time into one Changyou Class A Ordinary Share.

As of December 31, 2019, Changyou had a combined total of 107,263,420 Changyou Class A and Class B Ordinary Shares issued and outstanding, consisting of:

(i)	Sohu: 1,500,000 Changyou Class A Ordinary Shares and 70,250,000 Changyou Class B Ordinary Shares; and

(ii)	Public shareholders: 35,513,420 Changyou Class A Ordinary Shares represented by Changyou’s ADSs.

As of December 31, 2019, Sohu held approximately 67% of the combined total of Changyou’s outstanding ordinary shares, and controlled approximately 95% of the total voting power in Changyou. As a result of the completion of Sohu’s acquisition, by way of a merger (the “Changyou Merger”), of the noncontrolling interests in Changyou on April 17, 2020, as of the date of this report, Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou. As Changyou’s controlling shareholder, Sohu consolidates Changyou in its consolidated financial statements and, prior to the completion of the Changyou Merger on April 17, 2020, also provided for noncontrolling interests reflecting ordinary shares in Changyou held by shareholders other than the Company (“Changyou noncontrolling shareholders”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards

The consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”) to reflect the financial position and results of operations of the Sohu Group.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed of or meet the criteria to be classified as held for sale should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) has a major impact on an entity’s financial results and operations. In the statement of financial position, the assets and liabilities of the discontinued operation are presented separately in the asset and liability sections, respectively, of the statement of financial position and prior periods are presented on a comparative basis. In the consolidated statements of comprehensive income, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

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

Noncontrolling Interest for Sogou

Prior to the completion of Sogou’s IPO in November 2017, the Company controlled the election of a majority of the Board of Directors of Sogou pursuant to a shareholders’ agreement that expired upon the completion of the IPO. Following the completion of Sogou’s IPO, pursuant to the Voting Agreement and Sogou’s Amended and Restated Articles of Association, the Company still has the right to appoint a majority of Sogou’s Board of Directors.

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

Noncontrolling Interest for Changyou

As Changyou’s controlling shareholder, Sohu consolidates Changyou in its consolidated financial statements and, prior to the completion of the Changyou Merger on April 17, 2020, also recognizes noncontrolling interest reflecting the economic interest in Changyou held by Changyou noncontrolling shareholders. Changyou’s net income /(loss) attributable to the Changyou noncontrolling shareholders is recorded as noncontrolling interest in the Sohu Group’s consolidated statements of comprehensive income, based on the noncontrolling shareholders’ share of the economic interest in Changyou. Changyou’s cumulative results of operations attributable to the Changyou noncontrolling shareholders, along with changes in shareholders’ equity, adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet settled and adjustment for changes in the Company’s ownership in Changyou, are recorded as noncontrolling interest in the Sohu Group’s consolidated balance sheets.

Segment Reporting

The Sohu Group’s segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer.

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

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players, the estimation of the fair value of an advertising-for-advertising barter transaction, allocation of upfront license fees for licensed-out games between license and post-sale services, and volume sales rebates. The Group does not believe that significant management judgements are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments or utilized different estimates.

The following table presents the Group’s revenues disaggregated by products and services:

	Year Ended December 31, 2017 (in thousands)
	Sohu	Sogou	Changyou	Total
Brand advertising:
Sohu Media Portal	$152,015	0	0	152,015
Sohu Video	79,756	0	0	79,756
Focus	57,245	0	0	57,245
17173.com Website	0	0	25,096	25,096
Search and search related advertising	0	801,199	0	801,199
Online games:
PC games	0	0	239,149	239,149
Mobile games	0	0	208,355	208,355
Other games	0	0	2,029	2,029
Others	83,758	106,807	14,180	204,745

Total	$372,774	908,006	488,809	1,769,589

	Year Ended December 31, 2018 (in thousands)
	Sohu	Sogou	Changyou	Total
Brand advertising:
Sohu Media Portal	$127,348	0	0	127,348
Sohu Video	53,756	0	0	53,756
Focus	31,144	0	0	31,144
17173.com Website	0	0	19,697	19,697
Search and search related advertising	0	1,022,456	0	1,022,456
Online games:
PC games	0	0	236,743	236,743
Mobile games	0	0	151,737	151,737
Other games	0	0	1,308	1,308
Others	61,975	100,589	6,074	168,638

Total	$274,223	1,123,045	415,559	1,812,827

	Year Ended December 31, 2019 (in thousands)
	Sohu	Sogou	Changyou	Total
Brand advertising:
Sohu Media Portal	$94,497	0	0	94,497
Sohu Video	34,529	0	0	34,529
Focus	32,120	0	0	32,120
17173.com Website	0	0	13,715	13,715
Search and search related advertising	0	1,072,860	0	1,072,860
Online games:
PC games	0	0	267,752	267,752
Mobile games	0	0	172,718	172,718
Other games	0	0	432	432
Others	57,080	98,981	763	156,824

Total	$218,226	1,171,841	455,380	1,845,447

As noted above, in accordance with the modified retrospective method upon adoption of ASC 606, amounts for 2017 were not adjusted.

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

Pricing Model

Through mobile devices and PCs , the Group provides advertisement placements to its advertisers on different Internet platforms and in different formats, which include banners, links, logos, buttons, full screen, pre-roll, mid-roll, post-roll video screens, pause video screens, loading page ads, news feed ads, in-feed video infomercial ads and other formats.

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

Pay-for-click Services

Pay for click services enable advertisers’ promotional links to be displayed on Sogou search result pages and other Internet properties and third parties’ Internet properties where the links are relevant to the subject and content of searches and such properties. For pay-for-click services, Sogou introduces Internet users to its advertisers through auction-based systems and charges advertisers on a per-click basis when the users click on the displayed links. The performance obligation of pay-for-click services is satisfied at the point in time when users click on the displayed links, and revenue for pay-for-click services is recognized on a per-click basis.

Other Online Advertising Services

Other online advertising services mainly consist of displaying advertisers’ promotional links on Sogou’s Internet properties. For time-based advertising services, Sogou’s performance obligation is satisfied over time when the advertising links are displayed over the contract periods, and therefore revenue is normally recognized on a straight-line basis over the contracted display period. For performance-based advertising services, for example, advertisers are charged based on the times that users download from the displayed links, Sogou’s performance obligation is satisfied at the point in time when the promised performance is completed, and the revenue is recognized upon the completion of the promised performance.

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

Online Game Revenues

Changyou’s online game revenues are generated primarily from its self-operated and licensed-out PC games and mobile games. Prior to the sale of the MoboTap business in 2018, Changyou also generated a small amount of revenues from online card and board games. All of Changyou’s games are operated under the item-based revenue model, where the basic game play functions are free of charge and players are charged for purchases of in-game virtual items, including those with a predetermined expiration time and perpetual virtual items.

Changyou is the principal of its self-operated games. Changyou hosts the games on its own servers and is responsible for the sale and marketing of the games as well as customer service. Accordingly, revenues are recorded gross of revenue sharing-payments to third-party developers and/or mobile APP stores, but net of VAT and discounts to game card distributors where applicable. Changyou obtains revenues from the sale of in-game virtual items. Revenues are recognized over time for virtual items with estimated lives and upon use for items that are consumed immediately. If different assumptions were used in deriving the estimated lives of the virtual items, the timing of the recording of the revenues would be impacted.

PC Games

Proceeds from Changyou’s self-operated PC games are collected from players and third-party game card distributors through sales of Changyou’s game points on its online payment platform and prepaid game cards.

Changyou’s self-operated PC games are either developed in house or licensed from third-party developers. For licensed PC games, Changyou remits a pre-agreed percentage of the proceeds to the third-party developers, and keeps the balance, pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are recorded in Changyou’s cost of revenues.

Mobile Games

Self-operated Mobile Games

For self-operated mobile games, Changyou sells game points to its game players via third-party mobile APP stores. The mobile APP stores in turn pay Changyou proceeds after deducting their share of pre-agreed revenue-sharing amounts.

Changyou’s self-operated mobile games are either developed in house or licensed from or jointly developed with third-party developers. For licensed and jointly-developed mobile games, Changyou remits a pre-agreed percentage of the proceeds to the third-party developers, and keeps the balance, pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to mobile application stores and third-party developers are included in Changyou’s cost of revenues.

Licensed Out Mobile Games

Changyou also authorizes third parties to operate its mobile games. Licensed out games include mobile games developed in house, such as Changyou’s mobile game Legacy TLBB Mobile, and mobile games jointly developed with third-party developers. Changyou receives monthly revenue-based royalty payments from the third-party licensee operators. Changyou receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to operate Changyou’s games in specified geographic areas. Since Changyou is obligated to provide post-sale services (“PCS”), the initial license fees are allocated between the license and PCS based on relative standalone selling prices. The amount allocated to the license is recognized as revenue upon the commencement of the license period, given that Changyou’s intellectual property rights subject to the license are considered to be functional and the licensee has the right to use such intellectual property rights as they exist at the point when the license is granted, and the amount allocated to PCS is recognized as revenue ratably over the license period. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. Changyou views the third-party licensee operators as Changyou’s customers and recognizes revenues on a net basis, as Changyou does not have the primary responsibility for fulfillment and acceptability of the game services. Changyou remits to the third-party developers a pre-agreed percentage of revenues and keeps the balance pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to third-party developers are included in Changyou’s cost of revenues or product development expenses.

Other Revenues

Sohu

Other revenues attributable to Sohu consist primarily of revenues from paid subscription services, interactive broadcasting services, and sub-licensing of purchased video content to third parties.

Sogou

Other revenues attributable to Sogou are IVAS revenues, which are mainly from the operation of Web games and mobile games developed by third parties, and revenues from other products and services, including smart hardware products and online lending and microcredit services. Other revenues are generally recognized when Sogou’s performance obligations under the applicable agreements have been satisfied, except for interest revenues from Sogou’s online lending and microcredit services, which are recognized using the effective interest method.

Changyou

Other revenues attributable to Changyou are primarily from IVAS.

As of August 12, 2019, the Sohu Group ceased consolidating Changyou’s cinema advertising business in its consolidated financial statements and, accordingly, the financial results of the cinema advertising business are excluded from the Sohu Group’s results from continuing operations and are presented in separate line items as discontinued operations in the consolidated financial statements, and retrospective adjustments to the Sohu Group’s historical audited consolidated financial statements have been made in order to provide a consistent basis of comparison.

Revenues generated from Changyou’s IVAS were derived primarily from software applications for PCs and mobile devices offered by RaidCall, which ceased operations in March 2019. Prior to March 2018, IVAS revenues also included revenues generated from the Dolphin Browser operated by MoboTap. Revenues from IVAS are recognized during the period the services are rendered or items are consumed under the gross method, as Changyou is the principal obligor for provision of the services.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for doubtful accounts and authorized credits is estimated based upon the Group’s assessment of various factors, including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2019 were not material. The allowance for doubtful accounts and authorized credits was $16.2 million and $15.1 million, respectively, as of December 31, 2019 and December 31, 2018.

Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the search and search-related advertising business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $110.2 million for the year ended December 31, 2019.

There was no significant change in the contract assets and contract liability balances during 2019.

Revenue recognized in 2019 from performance obligations related to prior years was not material.

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

Cost of Brand Advertising Revenues

Cost of brand advertising revenues mainly consists of content and license costs, salary and benefits expenses, and bandwidth service costs. For self-developed video content, production costs incurred in excess of the amount of revenue contracted for are expensed as incurred.

Cost of Search and Search-related Advertising Revenues

Cost of search and search-related advertising revenues mainly consists of traffic acquisition costs, bandwidth service costs, depreciation expenses, salary and benefits expenses, and share-based compensation expense. Traffic acquisition costs represent the most significant portion of cost of revenues. Traffic acquisition costs consist primarily of payments to third parties that direct search queries of the users to Internet properties of Sogou or distribute Sogou advertisers’ promotional links through such third parties’ Internet properties. The traffic acquisitions costs for such arrangements consist primarily of fees that Sogou pays to the third parties based on an agreed-upon unit price and revenue-sharing payments that Sogou makes to such third parties based on an agreed-upon percentage of revenues generated from users’ clicks.

Cost of Online Game Revenues

Cost of online game revenues mainly consists of revenue-sharing payments, salary and benefits expenses, bandwidth service costs, content and license costs, tax surcharges, depreciation and amortization expenses, and other direct costs.

Cost of Other Revenues

Cost of other revenues mainly consists of revenue-sharing payments related to the IVAS business, costs of smart hardware products, revenue-sharing payments related to interactive broadcasting services, and content and license costs related to paid subscription services.

Product Development Expenses

Product development expenses mainly consist of salary and benefits expenses, content and license costs, technical service fees, facilities expenses, and depreciation and amortization expenses. These expenses are incurred for the enhancement and maintenance of the Sohu Group’s Internet platforms as well as for its products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.

Sales and Marketing Expenses

Sales and marketing expenses mainly consist of advertising and promotional expenses, salary and benefits expenses, travel and entertainment expenses, and facilities expenses. Advertising and promotional expenses generally represent the expenses of promotions to create or stimulate a positive image of the Sohu Group or a desire to subscribe for the Group’s products and services. Advertising and promotional expenses are expensed as incurred.

General and Administrative Expenses

General and administrative expenses mainly consist of salary and benefits expenses, bad debts, professional fees, depreciation and amortization expenses, travel and entertainment expenses, and facilities expenses.

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

Sohu (excluding Sohu Video), Sogou, and Changyou Share-based Awards

Sohu (excluding Sohu Video) Share-based Awards

In determining the fair value of share options granted by Sohu (excluding Sohu Video) as share-based awards, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied. In determining the fair value of restricted share units granted, the public market price of the underlying shares on the grant dates was applied.

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

Before Sogou’s adoption of ASU 2018-07 “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” effective for fiscal years beginning after December 15, 2018, share-based compensation expense for share options granted to non-employees was measured at fair value at the earlier of the performance commitment date or the date service was completed and recognized over the period during which the service was provided. Sogou applied the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date until the service had been provided and the performance targets had been met. After Sogou’s adoption of ASU 2018-07, share-based compensation expense for share options granted to non-employees is recognized in accordance with the requirements of ASC 718 for employee share-based compensation awards.

Changyou Share-based Awards

In determining the fair value of ordinary shares and restricted share units granted by Changyou as share-based awards in 2008, the income approach/discounted cash flow method with a discount for lack of marketability was applied, given that the shares underlying the awards were not publicly traded at the time of grant. Changyou’s 2008 Share Incentive Plan expired in August 2018 and is no longer available for granting new share-based awards. In determining the fair value of restricted share units granted after Changyou’s IPO, the public market price of the underlying shares on the grant dates was applied.

Options for the purchase of Changyou Class A ordinary shares contractually granted under the Changyou 2014 Share Incentive Plan and the Changyou 2019 Share Incentive Plan are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets. Under ASC 718-10-25, no grant date can be established until a mutual understanding is reached between Changyou and the recipients clarifying the subjective performance requirements. In accordance with ASC 718-10-55, as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimates of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values at the grant date. In determining the fair values of Changyou share options granted, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied.

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

Sohu Video Share-based Awards

On January 4, 2012, Sohu Video, the holding entity of Sohu’s video division, adopted a 2011 Share Incentive Plan (the “Video 2011 Share Incentive Plan”) which provides for the issuance of up to 25,000,000 ordinary shares of Sohu Video (representing approximately 10% of the outstanding Sohu Video shares on a fully-diluted basis) to management and key employees of the video division and to Sohu management. As of December 31, 2019, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made, of which options for the purchase of 4,972,800 ordinary shares were vested.

For purposes of ASC 718-10-25, as of December 31, 2019, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. Therefore the fair value of the awards was not determinable and could not be accounted for. In accordance with ASC 718-10-55, the Group’s management determined that the service inception date with respect to vested option awards for the purchase of 4,972,800 shares had preceded the grant date. Therefore, the Group recognized compensation expense for these vested Sohu Video share-based awards and re-measured, and will re-measure, the compensation expense on each subsequent reporting date based on the then-current fair values of these vested awards until the grant date is established.

Taxation

PRC Corporate Income Tax

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

PRC Value Added Tax

On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and all of the Sohu Group’s revenues have been subject to VAT since that date. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at rates of 6% or 17% for the year ended December 31, 2017 and for the period from January 1, 2018 to April 30, 2018, at rates of 6% or 16% for the period from May 1, 2018 to March 31, 2019, and at rates of 6% or 13% after April 1, 2019) and the available input VAT amount (at the rate applicable to the supplier).

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

Certain activities conducted in the PRC resulted in U.S. corporate income taxes being imposed on Sohu.com Inc. when its subsidiaries that were controlled foreign corporations (“CFCs”) generated income that was subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”). Generally, passive income, such as rents, royalties, interest, dividends, and gains from disposal of the company’s investments, is among the types of income subject to taxation under Subpart F. Any income taxable under Subpart F was taxable in the U.S. at the applicable federal corporate income tax rate. Subpart F income also included certain income from intra-Group transactions between Sohu.com Inc.’s non-U.S. subsidiaries and VIEs and Changyou’s non-U.S. subsidiaries and VIEs or Sogou’s non-U.S. subsidiaries and VIEs, or where Sohu.com Inc.’s non-U.S. subsidiaries or VIEs made an “investment in U.S. property,” such as holding the stock in, or making a loan to, a U.S. corporation. Under a provision of the U.S. tax code commonly referred to as the CFC look-through rule, Sohu.com Inc. did not have to treat dividends received by its CFC subsidiaries as Subpart F income includible in Sohu.com Inc.’s taxable income in the U.S.

To the extent that portions of Sohu.com Inc.’s U.S. taxable income, such as Subpart F income or global intangible low-taxed income (“GILTI”), as applicable, had been determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. may have been entitled to claim foreign tax credits to offset its U.S. income tax liabilities. Following the enactment of the U.S. TCJA, if dividends that Sohu.com Inc. received from its subsidiaries after January 1, 2018 were determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. would generally not have been required to pay U.S. corporate income tax on those dividends. Liabilities for U.S. corporate income tax were accrued in the Company’s consolidated statements of comprehensive income and estimated tax payments were made when required by U.S. law.

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

For the fourth quarter of 2018, the Sohu Group’s management re-evaluated the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2019. In addition, the Sohu Group accrued $2 million and $8 million, respectively, in interest on the unrecognized tax benefit for the years of 2018 and 2019.

The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2019, such as any IRS assessments upon audit and management’s further judgment and estimates.

Uncertain Tax Positions

The Sohu Group is subject to various taxes in different jurisdictions, but primarily the PRC. Management reviews regularly the adequacy of the provisions for taxes as they relate to the Group’s income and transactions. In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

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

Additionally, for purposes of calculating the numerator of diluted net income /(loss) per share, the net income /(loss) attributable to the Sohu Group is calculated as discussed below. The adjustment will not be made if there is an anti-dilutive effect.

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

Changyou’s net income /(loss) attributable to Sohu

Prior to the completion of the Changyou Merger on April 17, 2020, Changyou’s net income /(loss) attributable to Sohu is determined using the percentage that the weighted average number of Changyou shares held by Sohu represents of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Changyou, which is used for the calculation of basic net income per share.

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

The Sohu Group’s financial instruments consist primarily of cash equivalents, restricted cash, short-term investments, accounts receivable, financing receivables, prepaid and other current assets, long-term investments, restricted time deposits, accounts payable, accrued liabilities, receipts in advance and deferred revenue, short-term bank loans, other short-term liabilities, long-term bank loans and long-term accounts payable.

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

Financing Receivables, Net

Financing receivables consist primarily of small consumer loans that Sogou makes to individual borrowers. Sogou funds such loans either through its own capital or through a trust which was jointly established by Sogou and a third-party investor, and is administered by a third-party trust company. As the trust only invests in loans facilitated by Sogou, Sogou has power to direct the activities of the trust. Sogou also has the obligation to absorb losses and the right to receive benefits from the trust that could potentially be significant to the trust. As a result, Sogou is considered the primary beneficiary of the trust and the trust is considered a consolidated VIE (the “Consolidated Trust”) under ASC 810.

The financing receivables are recorded at the principal amount and interest accrued, net of allowance for credit losses that reflects Sogou’s best estimate of the amounts that will not be collected. Interest on loans is accrued based on the contractual interest rates of the loans when earned. The loan periods granted by Sogou to the borrowers related to the small consumer loans are generally within one year. The allowance for credit losses is determined at a level believed to be reasonable to absorb probable losses inherent in the loan portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis and is estimated on a quarterly basis or more often as necessary based on the delinquency rate, the aging of the amount due and other relevant factors.

Foreign Exchange Forward Contracts

Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and are subsequently measured at fair value.

Restricted Time Deposits

Restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method.

Equity Investments

Investments in entities are recorded as equity investments under long-term investments. For investments in common stock or in-substance common stock of entities over which the Group can exercise significant influence but does not own a majority equity interest or control, the equity method is applied, and the Group adjusts the carrying amount of an investment and recognizes investment income or loss for the Group’s share of the earnings or loss of the investee after the date of investment. For those equity investments accounted for other than under the equity method or those that result in consolidation, the fair value method is applied. However, for equity investments that do not have readily determinable fair values, the Group chooses to account for them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

The Group assesses investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If the assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the asset to its fair value, taking the corresponding charge to the consolidated statements of comprehensive income/(loss).

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

The gain or loss on the disposal of fixed assets is the difference between the net sale proceeds and the carrying value of the relevant assets and is recognized in operating expenses in the consolidated statements of comprehensive income.

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

Lease

The Sohu Group adopted ASU No. 2016-02, Leases (Topic 842), at the beginning of the first quarter of 2019 using the modified retrospective method, and did not restate comparable periods. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Sohu Group’s historical accounting under Topic 840.

The Sohu Group elected the package of practical expedients permitted under the transition guidance, which allowed the Sohu Group to carry forward the historical lease classification, the assessment on whether an existing or expired contract contains a lease, and the treatment of initial direct costs. The Sohu Group also elected to keep leases with an initial term of 12 months or less off the balance sheet.

Under the new lease guidance, the Sohu Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. The Sohu Group only considers payments that are fixed and determinable at the time of lease commencement. The adoption of the new lease guidance resulted in recognition of $25.3 million of right-of-use assets and $22.9 million of lease liabilities as of January 1, 2019. The adoption did not impact the beginning retained earnings, or prior year consolidated statements of comprehensive income and consolidated statements of cash flows.

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

Impact of Recently Issued Accounting Pronouncements

Leases (Topic 842). In February, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. ASU No. 2016-02 requires a lessee to recognize a liability in its balance sheet to make lease payments (a “lease liability”) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest comparative period presented, or at the beginning of the period of adoption. The Sohu Group adopted ASU 2016-02 at the beginning of the first quarter of fiscal year 2019, using the modified retrospective method and not restating comparable periods. The Sohu Group recorded right-of-use assets of approximately $25.3 million and lease liabilities of approximately $22.9 million on ASU 2016-02’s adoption date of January 1, 2019, primarily related to the Sohu Group’s leased office space. See “Summary of Significant Accounting Policies – Lease” above and Note 12—Lease.

Compensation-Stock Compensation (Topic 718). In June 2018, the FASB issue ASU No. 2018-07, Compensation-Stock Compensation (Topic 718), which provides guidance concerning amendments to nonemployee share-based payment accounting. The amendments covered by the guidance are effective for publicly-traded business entities for fiscal years beginning after December 15, 2018, including interim periods within the applicable fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than the date of an entity’s adoption of Topic 606. The adoption of ASU 2018-07 did not have a material impact on the Sohu Group’s consolidated financial statements.

Other accounting standards adopted beginning January 1, 2019 do not have a significant impact on the Sohu Group’s consolidated financial statements.

Impact of Recently Issued Accounting Pronouncements not Yet Adopted

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 is required to be adopted at the beginning of the first quarter of 2020 using a modified retrospective approach. The adoption of this guidance will result in a change in the provision policy, primarily for receivables. The Sohu Group expects to record approximately $6.7 million increase to allowance for credit losses on ASU 2016-13’s adoption date of January 1, 2020.

Simplifying the Test for Goodwill Impairment. In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Sohu Group does not expect this guidance to have a material impact on its consolidated financial statements.

Simplifying the accounting for income taxes. In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. The Sohu Group does not expect to adopt ASU 2019-12 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Cloud computing. In 2018, the FASB issued new guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor (i.e., a service contract). Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. The guidance is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those fiscal years. The Sohu Group does not expect this guidance to have a material impact on its consolidated financial statements.

Fair value measurement disclosure requirements. In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Sohu Group does not expect this guidance to have a material impact on its consolidated financial statements.

3. DISCONTINUED OPERATIONS

In May 2010, Changyou acquired 50% of the equity interests in Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”) and an affiliate of Shanghai Jingmao, which were primarily engaged in the cinema advertising business. In January 2011, Changyou acquired the remaining 50% of the equity interests in Shanghai Jingmao and its affiliate for total consideration of approximately $3.0 million. In the fourth quarter of 2011, a full impairment loss of $5.2 million on goodwill was recognized for the cinema advertising business.

During the second quarter of 2019, after assessing the collectability of the assets of the cinema advertising business, including receivables and prepayments, Changyou recognized a $17.0 million asset impairment charge for the cinema advertising business.

Changyou ceased operating the cinema advertising business and wound down the business in August 2019 as a result of a Chinese court in Shanghai having granted a petition by Shanghai Jingmao for bankruptcy relief on August 12, 2019. Accordingly, the results of operations for Changyou’s cinema advertising business have been excluded from Changyou’s results from continuing operations in the condensed consolidated statements of operations and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Additionally, as of December 31, 2018, the related assets and liabilities associated with the discontinued operations were classified as assets/liabilities associated with discontinued operations in the consolidated balance sheets to provide comparable financial information. Changyou recognized $nil disposal gain/loss for the year ended December 31, 2019. However, Changyou may recognize disposal gain/loss in the future, depending on developments in the bankruptcy proceedings in the Chinese court.

The following tables set forth the assets, liabilities, results of operations and cash flows of discontinued operations, that were included in the Group’s consolidated financial statements (in thousands):

As of December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	229
Restricted cash	2,435
Accounts receivable, net	16,761
Prepaid and other current assets	14,899
Total current assets associated with discontinued operations	34,324
Non-current assets:
Fixed assets, net	351
Intangible assets, net	47
Total non-current assets associated with discontinued operations	398

Total assets associated with discontinued operations	34,722

LIABILITIES
Current liabilities:
Payable to Changyou	72,319
Accounts payable	9,210
Receipts in advance and deferred revenue	4,378
Accrued salary and benefits	4,888
Accrued liabilities to suppliers	9,632
Tax payables	496
Other short-term liabilities	182
Total current liabilities associated with discontinued operations	101,105

Total liabilities associated with discontinued operations	101,105

	Year Ended December 31,
	2017	2018	2019(1)
Revenues	$91,419	$70,202	$37,323
Cost of revenues	84,944	89,233	43,857
Gross profit	6,475	(19,031)	(6,534)
Operating expenses:
Sales and marketing	22,622	20,288	8,807
General and administrative	3,833	4,965	18,583
Total operating expenses	26,455	25,253	27,390
Operating profit	(19,980)	(44,284)	(33,924)
Interest income	0	6	7
Other income /(expense), net	(39)	(557)	61
Income before income tax expense	(20,019)	(44,835)	(33,856)
Income tax expense	512	0	142

Net loss from discontinued operations, net of tax	(20,531)	(44,835)	(33,998)

	Year Ended December 31,
	2017	2018	2019(1)
Net cash provided by discontinued operating activities	$1,062	$3,422	$9,341
Net cash provided used in discontinued investing activities	(954)	(718)	(10,808)
Net cash provided by/(used in) discontinued financing activities	0	0	0

Note (1):	Includes the financial results of the discontinued operations from January 1, 2019 to August 12, 2019.

4. SEGMENT INFORMATION

The Sohu Group’s segments are business units that offer different services and are reviewed separately by the CODM, or the decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer. There are three segments in the Group, consisting of the Sohu segment, the Sogou segment, and the Changyou segment.

The following tables present summary information by segment (in thousands):

	Year Ended December 31, 2017
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Revenues (1)	$374,696	$908,357	$488,842	$(2,306)	$1,769,589
Segment cost of revenues	(414,526)	(456,861)	(78,769)	86	(950,070)

Segment gross profit	(39,830)	451,496	410,073	(2,220)	819,519
SBC (2) in cost of revenues	415	(540)	(73)	0	(198)

Gross profit	(39,415)	450,956	410,000	(2,220)	819,321

Operating expenses:
Product development (3)	(113,590)	(156,359)	(124,869)	6,192	(388,626)
Sales and marketing (1) (3)	(199,304)	(152,121)	(37,083)	4,000	(384,508)
General and administrative (3)	(44,563)	(25,407)	(33,385)	130	(103,225)
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	0	0	(86,882)	0	(86,882)
SBC (2) in operating expenses	(765)	(27,193)	(17,320)	0	(45,278)

Total operating expenses	(358,222)	(361,080)	(299,539)	10,322	(1,008,519)

Operating profit /(loss)	(397,637)	89,876	110,461	8,102	(189,198)

Other income /(expense) (3)	4,694	692	9,413	(8,102)	6,697
Interest income (4)	7,344	9,126	32,319	(24,651)	24,138
Interest expense (4)	(24,367)	0	(4,372)	24,651	(4,088)
Exchange difference	(2,107)	(7,082)	(5,196)	0	(14,385)

Income /(loss) before income tax expense	(412,073)	92,612	142,625	0	(176,836)

Income tax expense	(217,959)	(14,422)	(40,255)	0	(272,636)
Net income /(loss) from continuing operations	(630,032)	78,190	102,370	0	(449,472)
Net loss from discontinued operations	0	0	(20,531)	0	(20,531)

Net income /(loss)	$(630,032)	$78,190	$81,839	$0	$(470,003)

Note (1):	The elimination mainly consists of revenues and expenses generated from marketing services among the Sohu, Sogou, and Changyou segments.
Note (2):	“SBC” stands for share-based compensation expense.
Note (3):	The elimination mainly consists of leasing income and expenses generated from a building that Sohu leases to Sogou.
Note (4):	The elimination represents interest income/ (expense) resulting from intra-Group loans between the Sohu segment and the Changyou segment.

	Year Ended December 31, 2018
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Revenues (1)	$274,670	$1,124,158	$415,561	$(1,562)	$1,812,827
Segment cost of revenues	(218,184)	(692,801)	(71,626)	56	(982,555)

Segment gross profit	56,486	431,357	343,935	(1,506)	830,272
SBC (2) in cost of revenues	707	(669)	31	0	69

Gross profit	57,193	430,688	343,966	(1,506)	830,341

Operating expenses:
Product development (3)	(123,743)	(191,426)	(126,593)	6,733	(435,029)
Sales and marketing (1) (3)	(203,307)	(144,867)	(34,512)	2,801	(379,885)
General and administrative (3)	(48,664)	(36,177)	(28,657)	362	(113,136)
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	0	0	(16,369)	0	(16,369)
SBC (2) in operating expenses	4,940	(13,535)	6,430	0	(2,165)

Total operating expenses	(370,774)	(386,005)	(199,701)	9,896	(946,584)

Operating profit /(loss)	(313,581)	44,683	144,265	8,390	(116,243)

Other income /(expense) (3)	345,416	41,489	23,436	(345,617)	64,724
Interest income (4)	14,001	8,037	34,403	(32,367)	24,074
Interest expense (4)	(39,709)	0	(10,197)	32,368	(17,538)
Exchange difference	1,981	5,725	1,320	0	9,026

Income /(loss) before income tax expense	8,108	99,934	193,227	(337,226)	(35,957)

Income tax benefit /(expense)	79,053	(1,153)	(64,467)	0	13,433
Net income /(loss) from continuing operations	87,161	98,781	128,760	(337,226)	(22,524)
Net loss from discontinued operations	0	0	(44,835)	0	(44,835)

Net income /(loss)	$87,161	$98,781	$83,925	$(337,226)	$(67,359)

Note (1):	The elimination mainly consists of revenues and expenses generated from marketing services among the Sohu, Sogou, and Changyou segments.
Note (2):	“SBC” stands for share-based compensation expense.
Note (3):	The elimination mainly consists of the distribution by Changyou of a dividend to Sohu in 2018 and leasing income and expenses generated from a building that Sohu leases to Sogou.
Note (4):	The elimination represents interest income /(expense) resulting from intra-Group loans between the Sohu segment and the Changyou segment.

	Year Ended December 31, 2019
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Revenues (1)	$218,442	$1,172,252	$455,380	$(627)	$1,845,447
Segment cost of revenues	(148,258)	(737,981)	(95,268)	28	(981,479)

Segment gross profit	70,184	434,271	360,112	(599)	863,968
SBC (2) in cost of revenues	(23)	(473)	(120)	0	(616)

Gross profit	70,161	433,798	359,992	(599)	863,352

Operating expenses:
Product development (3)	(113,762)	(179,705)	(119,726)	6,142	(407,051)
Sales and marketing (1) (3)	(155,226)	(134,565)	(49,768)	2,117	(337,442)
General and administrative (3)	(32,218)	(39,665)	(22,074)	358	(93,599)
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	(7,245)	0	0	0	(7,245)
SBC (2) in operating expenses	(1,022)	(15,428)	(1,185)	0	(17,635)

Total operating expenses	(309,473)	(369,363)	(192,753)	8,617	(862,972)

Operating profit /(loss)	(239,312)	64,435	167,239	8,018	380

Other income /(expense) (3)	331,599	21,126	14,477	(345,254)	21,948
Interest income (4)	24,361	4,443	39,441	(57,699)	10,546
Interest expense (4)	(46,730)	0	(25,339)	57,699	(14,370)
Exchange difference	(445)	1,849	1,875	0	3,279

Income /(loss) before income tax expense	69,473	91,853	197,693	(337,236)	21,783

Income tax benefit /(expense)	(8,351)	(2,748)	(20,077)	0	(31,176)
Net income /(loss) from continuing operations	61,122	89,105	177,616	(337,236)	(9,393)
Net loss from discontinued operations	0	0	(33,998)	0	(33,998)

Net income /(loss)	$61,122	$89,105	$143,618	$(337,236)	$(43,391)

Note (1):	The elimination mainly consists of revenues and expenses generated from marketing services among the Sohu, Sogou, and Changyou segments.
Note (2):	“SBC” stands for share-based compensation expense.
Note (3):	The elimination mainly consists of the distribution by Changyou of a dividend to Sohu in 2019 and leasing income and expenses generated from a building that Sohu leases to Sogou.
Note (4):	The elimination represents interest income /(expense) resulting from intra-Group loans between the Sohu segment and the Changyou segment.

	As of December 31, 2018
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$180,005	$185,175	$454,305	$0	$819,485
Account and financing receivables, net	78,383	145,401	40,627	0	264,411
Fixed assets, net	186,756	147,495	170,396	0	504,647
Total assets (1)	$1,319,490	$1,462,844	$2,037,803	$(1,449,290)	$3,370,847

Note (1):	The elimination for segment assets mainly consists of elimination of intra-Group loans between Sohu and Changyou, and elimination of long-term investments in subsidiaries and consolidated VIEs.

	As of December 31, 2019
	Sohu	Sogou	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$68,229	$142,464	$94,433	$0	$305,126
Account and financing receivables, net	70,252	134,635	55,829	0	260,716
Fixed assets, net	177,978	110,006	159,713	(9)	447,688
Total assets (1)	$1,721,801	$1,522,402	$1,871,685	$(2,426,098)	$2,689,790

Note (1):	The elimination for segment assets mainly consists of elimination of intra-Group loans between Sohu and Changyou, and elimination of long-term investments in subsidiaries and consolidated VIEs.

5. SHARE-BASED COMPENSATION EXPENSE

Sohu (excluding Sohu Video), Sogou, Changyou, and Sohu Video have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2017, 2018 and 2019 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2017	2018	2019
Cost of revenues	$198	$(69)	$615
Product development expenses	23,547	6,131	12,063
Sales and marketing expenses	5,915	405	3,398
General and administrative expenses	15,817	(4,372)	2,175

	$45,477	$2,095	$18,251

Share-based compensation expense was recognized for share awards of Sohu (excluding Sohu Video), Sogou, Changyou and Sohu Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2017	2018	2019
For Sohu (excluding Sohu Video) share-based awards	$652	$(5,100)	$1,940
For Sogou share-based awards (1)	27,729	14,204	15,901
For Changyou share-based awards	17,394	(6,461)	1,305
For Sohu Video share-based awards	(298)	(548)	(895)

	$45,477	$2,095	$18,251

The negative amounts in the tables above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date.

Note (1): For the years ended December 31, 2017 and 2018, compensation expense for Sogou share-based awards also included compensation expense for Tencent restricted share units that Tencent had granted to employees who transferred to Sogou with the Soso search and search-related businesses. All of such restricted share units vested before January 1, 2019.

There was no capitalized share-based compensation expense for the years ended December 31, 2019, 2018 and 2017.

6. ADVERTISING AND PROMOTIONAL EXPENSES, INCLUDED IN SALES AND MARKETING EXPENSES

Advertising and promotional expenses are included in sales and marketing expenses, and generally represent the expenses of promotions to create or stimulate a positive image of the Sohu Group or a desire to subscribe for the Group’s products and services. Advertising expenses are expensed as incurred. For the years ended December 31, 2019, 2018 and 2017, advertising and promotional expenses recognized in the consolidated statements of comprehensive income were $211.1 million, $238.7 million and $248.9 million, respectively.

7. OTHER INCOME /(EXPENSE), NET

The following table summarizes the Sohu Group’s other income /(expense) (in thousands):

	Year Ended December 31,
	2017	2018	2019
Gain from the changes in fair value of financial instruments (1)	6,665	40,054	41,014
Government grant	2,160	5,428	6,386
Investment income /(expense) (2)	(2,051)	14,565	3,004
Donations	(218)	(70)	(754)
Write-off of unpaid long-term accounts payable	2,031	0	0
Impairment loss on available-for-sale equity securities (3)	(5,754)	0	0
Impairment loss on equity investments (4)	0	(2,605)	(34,119)
Others	3,864	7,352	6,417

	$6,697	$64,724	$21,948

Note (1):	The increase for 2018 compared to 2017 mainly consisted of $33.4 million in income earned from investments in financial instruments.
Note (2):	The increase for 2018 compared to 2017 mainly consisted of $17.8 million in investment income recognized in the third quarter of 2018 by Sogou due to the observable change in the price of Zhihu Technology Limited (“Zhihu”) after the adoption of ASU 2016-01, offset by a $3.6 million investment loss representing a change in the fair value of Hylink Digital Solution Co., Ltd (“Hylink”).
Note (3):	Before the adoption of ASU 2016-01, the Group recognized an other than temporary impairment loss of $5.8 million in the third quarter of 2017 that was related to Keyeast Co., Ltd. (“Keyeast”), an investment measured as available-for-sale equity securities.
Note (4):	In the fourth quarter of 2019, the Sohu Group recognized impairment losses of $34.1 million for equity investments.

8. BALANCE SHEET COMPONENTS (IN THOUSANDS)

	As of December 31,
	2018	2019
Account and financing receivables, net
Accounts receivable	$233,258	210,069
Financing receivables	46,238	66,858
Allowance for doubtful accounts and credit losses	(15,085)	(16,211)

	$264,411	260,716

The following table presents the movement of allowances for doubtful accounts and credit losses for the years of 2017, 2018 and 2019:

	Balance at the beginning of year	Additional provision for bad debt, net of recoveries	Write-offs	Exchange difference	Balance at the end of year
2017	4,274	8,891	(8,634)	340	4,871
2018	4,871	14,568	(3,848)	(506)	15,085
2019	15,085	20,344	(19,978)	760	16,211

	As of December 31,
	2018	2019
Prepaid and other current assets
Matching loan due from a related party (See Note 9)	$31,607	$33,329
Prepaid taxes	29,452	30,068
Receivables from third-party payment service providers	14,012	14,221
Prepaid content and license	30,033	13,330
Prepaid cost of revenue	3,568	8,343
Inventory	12,657	4,186
Receivables from third party payment platforms	8,844	3,435
Prepaid rental deposit	4,978	3,113
Interest receivable from bank deposits with original maturities of three months or less	3,645	2,264
Employee advances	2,259	1,693
Prepaid office rent and facilities expenses	2,886	735
Due from discontinued associated company (1)	72,337	0
Others	9,466	9,615

	$225,744	$124,332

Note (1):

As of December 31, 2018, Changyou had a receivable of $72,319 due from a discontinued associated company. In 2019, Changyou estimated an allowance of $72,319 for the receivable, which potentially might not be collected upon the liquidation of the discontinued associated company. Changyou will continually assess the allowance based on developments in bankruptcy proceedings with respect to the discontinued company in a Chinese court.

Prepaid non-current assets
Prepaid PRC income tax for the sale of assets associated with 17173.com by Sohu to Changyou	$2,870	$1,882
Others	237	0

	$3,107	$1,882

Other short-term liabilities
Contract deposits from advertisers	$40,073	$34,459
Matching loans due to a related party (See Note 9)	32,719	33,536
Contingent liability related to Shanghai Jingmao liquidation (1)	0	23,900
Deposits related to Focus	21,648	19,101
Lease liabilities	0	8,616
Payable to a third-party investor in the Consolidated Trust	0	8,601
Depository payable reimbursement	4,985	3,697
Early exercise of Sogou share options for trust arrangements	2,702	2,702
Accrued liabilities to suppliers	3,288	2,209
Consideration payable for equity investment	5,960	740
Others	12,546	11,750

	$123,921	$149,311

Note (1):	The contingent liability represents the aggregate of estimated potential payments to third parties in connection with the liquidation of Shanghai Jingmao. The stated amount of the contingent liability reflects Changyou’s best estimate as of December 31, 2019 pursuant to ASC 450-20. Changyou may revise this estimate in the future based on developments in PRC bankruptcy court proceedings regarding Shanghai Jingmao.

Receipts in advance and deferred revenue
Receipts in advance relating to:
brand advertising business	$10,069	$7,097
search and search-related business	65,465	67,756
online game business	14,635	5,524
other business	3,602	6,490

Total receipts in advance	93,771	86,867
Deferred revenue	26,633	31,355

	$120,404	$118,222

9. RELATED PARTY TRANSACTIONS

Under an agreement between Sohu and Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”) entered into in August 2014, Sohu invested $4.8 million and $16.1 million, respectively, in Fox Financial in August 2014 and April 2015. In February 2016, Sohu invested an additional $10.5 million in Fox Financial.

Changyou’s Loan Arrangements with Fox Financial

Commencing in April 2015, certain subsidiaries of Changyou and certain subsidiaries of Fox Financial entered into a series of loan agreements pursuant to which the subsidiaries of Changyou were entitled to draw down HK dollar-denominated or U.S. dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries were entitled to draw down equivalent RMB-denominated loans from the subsidiaries of Changyou, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest which approximates the current market interest rate.

In December 2018 and 2019, Changyou entered into supplemental agreements with Fox Financial pursuant to which all accrued and unpaid interest on the loans as of December 31, 2018 and December 31, 2019 was added to the principal of the corresponding loans. Due to the depreciation of the RMB against the U.S. dollar in 2018, the principal amounts of the Changyou’s outstanding RMB-denominated loans to Fox Financial as of December 31, 2018 were adjusted upward to amounts equal to the product of the principal amounts of Fox Financials’ outstanding U.S. dollar denominated loans to Changyou as of December 31, 2018, multiplied by the monthly average RMB to U.S. dollar exchange rate published by the Bank of China for the month of December 2018. As a result of such adjustment, Changyou advanced additional RMB-denominated loans in the principal amount of RMB8.2 million (approximately $1.2 million) to Fox Financial in January 2019.

In December 2019, Changyou entered into a supplemental agreement with Fox Financial which states that Fox Financial undertakes and agrees to provide to Changyou a guaranty of the repayment obligation of Fox Financial and to deposit an amount equal to the US dollar denominated loan principal and corresponding interest owed by Changyou to Fox Financial as a security deposit. If Fox Financial fails to repay the loan principal and corresponding interest based on RMB owed to Changyou, then the security deposit will be applied to repayment of the loan principal and corresponding interest owed to Changyou. The security deposit will be required to be replenished by Fox Financial if it is insufficient to repay the loan principal and corresponding interest of the RMB denominated loan owed to Changyou, and any remaining surplus after the repayment of the RMB denominated loan principal and interest will be returned to Fox Financial. The parties entered into an additional supplemental agreement, in which Changyou undertakes and agrees to provide to Fox Financial a guaranty of Changyou’s repayment obligation and to deposit an amount equal to the RMB denominated loan principal and corresponding interest owed by Fox Financial to Changyou as a security deposit. If Changyou fails to repay the loan principal and corresponding interest, then the security deposit will be applied to repayment of the loan principal and corresponding interest owed to Fox Financial. The security deposit will be required to be replenished by Changyou if it is insufficient to repay the loan principal and corresponding interest to Fox Financial, and the remaining security deposit (if any) will be returned to Changyou if there is any surplus after the repayment of the US dollar denominated loan principal and interest.

As of December 31, 2018 and December, 2019, Changyou had U.S. dollar-denominated loans payable to Fox Financial in a total amount of approximately $32.7 million and $33.5 million, respectively, and RMB-denominated loans receivable from Fox Financial in a total amount of approximately $31.6 million and $33.3 million, respectively. For the year ended December 31, 2018 and 2019, Changyou incurred interest expense of $0.5 million and 0.8 million, respectively, in connection with the loans payable and earned interest income of $1.1 million and $1.0 million, respectively, in connection with the loans receivable.

10. INTRA-GROUP LOAN AND SHARE PLEDGE AGREEMENT

On October 24, 2016, Sohu Media, a subsidiary of the Company, entered into a loan agreement (the “Loan Agreement”) with AmazGame, a subsidiary of Changyou, pursuant to which Sohu Media may borrow from time to time from AmazGame up to RMB1.0 billion (or approximately $148.6 million). Principal amounts outstanding under the Loan Agreement bear interest at an annual rate of 6%. The outstanding principal of each advance will be due one year from the date of the advance, subject to extension for an additional year with the consent of AmazGame.

On October 24, 2016, the Company’s indirect wholly-owned subsidiary Sohu.com (Game) Limited (“Sohu Game”) and Changyou entered into a share pledge agreement (the “Share Pledge Agreement”) pursuant to which Sohu Game pledged to Changyou Class B ordinary shares of Changyou held by Sohu Game. As of December 31, 2019, the number of Class B ordinary shares pledged by Sohu Game to Changyou was 43,823,946. On January 13, 2020, in connection with the organization of Changyou Merger Co. Limited (“Changyou Merger Co.”) as a wholly-owned subsidiary of Sohu Game for purposes of the Changyou Merger, Sohu Game transferred to Changyou Merger Co. all of the issued and outstanding Changyou Class B ordinary shares held by Sohu Game, including the Changyou Class B ordinary shares subject to the Sohu Share Pledge Agreement. Simultaneously with that contribution, the Sohu Share Pledge Agreement was revised to substitute Changyou Merger Co. as the pledgor in place of Sohu Game. Prior to April 17, the effectiveness of the Changyou Merger, Changyou executed and delivered to Changyou Merger Co. a Deed of Release providing for the release and discharge of Changyou Merger Co. from all obligations under the Share Pledge Agreement.

In December 2016, March 2017 and April 2017, Sohu Media received RMB500.0 million (or approximately $72.1 million), RMB200.0 million (or $30.6 million) and RMB300.0 million (or $45.9 million), respectively, from AmazGame. As of December 31, 2017, the total outstanding balance of the loan was RMB1.0 billion (or $153.0 million). In January 2018, Sohu Media entered into a supplementary agreement with AmazGame and Video Tianjin, a subsidiary of the Company, pursuant to which Sohu Media assigned and transferred the entire principal amount outstanding and all the related rights and obligations under the Loan Agreement to Video Tianjin. In both December 2018 and December 2019, Video Tianjin and AmazGame entered into agreements extending the due date of each advance for an additional year. As of December 31, 2018 and December 31, 2019, the total outstanding balance of the loan was RMB1.0 billion (or $145.7 million) and RMB1.0 billion (or $143.3 million), respectively. The intra-Group loan has been eliminated upon consolidation.

11. FAIR VALUE MEASUREMENTS

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

The Sohu Group’s financial instruments consist primarily of cash equivalents, restricted cash, short-term investments, accounts receivable, financing receivables, prepaid and other current assets, long-term investments, restricted time deposits, accounts payable, accrued liabilities, receipts in advance and deferred revenue, short-term bank loans, other short-term liabilities, long-term bank loans and long-term accounts payable.

Financial Instruments Measured at Fair Value

The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2018 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$595,703	$0	$595,703	$0
Short-term investments	1,041,395	0	1,041,395	0
Restricted time deposits	244,179	0	244,179	0
Equity investments with readily determinable fair values	6,790	6,790	0	0

The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2019 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$219,977	$0	$219,977	$0
Short-term investments	1,316,833	0	1,316,833	0
Restricted time deposits	240	0	240	0
Equity investments with readily determinable fair values	9,320	9,320	0	0

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

As of December 31, 2019 and December 31, 2018, the Sohu Group’s investment in these financial instruments was $1.3 billion and $1.0 billion, respectively. The investment instruments were issued by commercial banks in China, and have a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2019 and 2018, the Sohu Group recorded a gain from changes in the fair value of short-term investments in the amounts of $41.0 million and $40.1 million in the consolidated statements of comprehensive income, respectively.

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

In January 2018, Changyou settled the remaining foreign exchange forward contracts with a realized loss of $0.2 million recognized in the consolidated statements of comprehensive income for the year ended December 31, 2018. For the years ended December 31, 2019 and 2018, the Sohu Group recorded cash outflows related to the forward contracts of nil and $0.9 million, respectively, in the consolidated statements of cash flows. As of both December 31, 2019 and 2018, the carrying values of the foreign exchange forward contracts recognized in other short-term liabilities were nil.

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

Changyou Loans from Offshore Banks, Secured by Time Deposits

In 2018, Changyou drew down loans from the Hong Kong branches of PRC banks, which were secured by an equivalent or greater amount of RMB deposits by Changyou in the PRC branches of the banks. The loans from the Hong Kong branches of the lending banks were classified as short-term or long-term bank loans based on the loans’ payment terms. For the years ended December 31, 2019 and 2018, interest income from the restricted time deposits securing the loans were $0.5 million and $1.0 million, respectively, and expense for interest on the loans was $2.1 million and $1.4 million, respectively.

Equity Investments

ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance required modified retrospective application to all outstanding instruments beginning January 1, 2018, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively.

The Group measures equity investments under the equity method and equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment charge is to be recognized. As of December 31, 2018 and 2019, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to their fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in other income for the years then ended. The Group recognized an impairment loss of $5.8 million for an investment measured as available-for-sale equity securities in 2017. The Group recognized impairment losses of $2.6 million and $34.1 million, respectively, for investments without readily determinable fair values and equity method investments in 2018 and 2019.

Equity Investments Accounted for Using the Equity Method

For investments in common stock or in-substance common stock of entities over which the Group can exercise significant influence but does not own a majority equity interest or control, the equity method is applied, and the Group adjusts the carrying amount of an investment and recognizes investment income or loss for the Group’s share of the earnings or loss of the investee after the date of investment. The Group measures equity investments under the equity method at fair value on a non-recurring basis only if an impairment charge is to be recognized. The Group classifies these non-recurring fair value measurements as Level 3 of fair value measurement

Equity Investments with Readily Determinable Fair Values

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

If this measurement alternative is elected, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known. When observable price changes were identified, the Group used the back-solve method to re-measure the fair value of the investments and to determine the amount that should be recorded as upward or downward adjustments. The back-solve method requires considering the rights and preferences of each classes of equity and solving for the total equity value that is consistent with a recent transaction of the subject company’s securities. This method requires making assumptions on future outcomes available to the subject company, the probability of each scenario, expected time to liquidity events, volatility and risk-free rate. The Group classifies this non-recurring fair value measurement as Level 3 of fair value measurement.

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

•	Factoring contract with recourse with HongKong and Shanghai Banking Corporation Limited (“HSBC”)

In May 2017, Sohu entered into a factoring contract with recourse with HSBC, pursuant to which Sohu may borrow from HSBC from time to time up to a combined aggregate of RMB180.0 million (or $26.2 million), which is the upper limit reviewed by HSBC at least annually. The loan is secured by up to RMB198.0 million (or $28.8 million) of Sohu’s accounts receivable and guaranteed by Sohu Media. Interest accrues on the principal amounts of the loans outstanding at an annual rate agreed to by HSBC and Sohu upon drawdown. In June 2019, Sohu terminated the factoring contract with recourse with HSBC, and the accounts receivable of Sohu was released from the pledge. As of both December 31, 2019 and December 31, 2018, the total outstanding balance of the loan was nil.

•	Credit agreements with Ping An Bank Co., Ltd. (“Ping An Bank”)

In May 2017, Sohu entered into credit agreements with Ping An Bank pursuant to which Sohu was entitled to borrow from Ping An Bank from time to time until May 18, 2020 up to a combined aggregate of RMB2.50 billion (or $364.3 million). The loan was initially secured by pledges of Sohu’s two buildings and guaranteed by Sohu Game. The initial interest rate for the loans was an annual rate equal to 115% of the rate published by the PBOC. In July 2017, Sohu entered into an amendment of its loan arrangements with Ping An Bank pursuant to which interest on outstanding principal amounts accrued at a rate designated separately upon each drawdown based on the benchmark loan rate published by the PBOC with reference to then prevailing market interest rates. In July 2017, Sohu drew down from Ping An Bank pursuant to the loan arrangements a loan with a term of 12 months in the amount of RMB400.0 million (or approximately $58.3 million) and an interest rate of 6.525% per annum, which was 150% of the rate published by the PBOC as of the date of the drawdown. In September 2017, Sohu entered into another amendment of its loan arrangements with Ping An Bank pursuant to which the maximum amount that Sohu was entitled to borrow was reduced from RMB2.50 billion (or $364.3 million) to RMB600 million (or $87.4 million), and one of Sohu’s buildings, which serves as Sohu’s corporate headquarters, was released from the pledge. In April 2018, Sohu repaid all of the outstanding balance under the loan arrangements with Ping An Bank and the other building of Sohu was released from the pledge. As of both December 31, 2019 and December 31, 2018, the total outstanding balance of the loan was nil.

•	Credit agreements with Industrial and Commercial Bank of China Limited (“ICBC”)

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

As of December 31, 2019 and December 31, 2018, the total outstanding balance of the loan was RMB400 million (or $57.3 million) and RMB800 million (or $116.6 million), respectively. As of December 31, 2019, RMB400 million (or $57.3 million) was classified as a short-term bank loan based on the loan’s repayment terms.

•	Credit agreements with the China Merchants Bank Co., Ltd. (“CMB”)

In April 2018, Sohu entered into credit agreements with CMB pursuant to which Sohu was entitled to borrow from CMB from time to time until March 22, 2021 up to an aggregate of RMB700 million (or approximately $102.0 million)(the “CMB Loan”).

In April, 2018, Sohu made an initial drawdown under the CMB Loan with a term of 12 months in the amount of RMB400 million (or $58.3 million) (the “First Drawdown”). The proceeds of the First Drawdown were used to repay in full the outstanding balance and all accrued and unpaid interest under credit agreements between Sohu and Ping An Bank. The CMB Loan was secured by a pledge of Sohu’s building, which was released from the pledge after Ping An Bank received such repayment. Interest accrued on the outstanding principal balance at a rate of 6% per year. In April 2019, the outstanding principal amount of the First Drawdown was repaid in full.

In June, 2018, Sohu made a drawdown under the CMB Loan with a term of 24 months in the amount of RMB300 million (or approximately $43.7 million) (the “Subsequent Drawdown”). Interest accrued on the outstanding principal balance at a rate of 6% per year. The outstanding principal amount of the Subsequent Drawdown was payable in four installments. The first installment of RMB45 million (or $6.7 million) was paid in December 2018; the second and third installments of RMB90 million (or $13.1 million) in the aggregate were paid early in June 2019; and the fourth installment of RMB165 million (or $23.3million) was paid early in July 2019.

In April 2019 and May 2019, Sohu made drawdowns under the CMB Loan with a term of 12 months in the aggregate amount of RMB399 million ($59.3 million). Interest accrues on the outstanding principal balances at a rate of 5.1% per year. The outstanding principal amount of each drawdown will be due and payable 12 months after such drawdown.

As of December 31, 2019 and December 31, 2018, the total outstanding balance of the CMB loan was RMB399 million (or $57.2 million) and RMB655 million (or $95.4 million), respectively. As of December 31, 2019, RMB399 million (or $57.2 million) was classified as short-term bank loans based on the loan’s repayment terms.

Long-term Payables

Long-term payables mainly consist of long-term accounts payable, long-term bank loans, long-term tax liabilities and deferred tax liabilities (see Note 16).

Long-term accounts payable are financial liabilities with carrying values that approximate fair value due to any changes in fair value, after considering the discount rate, being immaterial. For long-term accounts payable, the Group estimated fair values using the discounted cash flow method. The Sohu Group classifies the valuation technique as Level 2 of fair value measurements.

Assets Measured at Fair Value on a Nonrecurring Basis

The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2018 and 2019 (in thousands)

		Fair value measurements at reporting date using
Items	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$5,504	$0	$0	$5,504
Intangible assets, net	24,071	0	0	24,071
Goodwill	53,263	0	0	53,263

		Fair value measurements at reporting date using
Items	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$3,115	$0	$0	$3,115
Intangible assets, net	11,437	0	0	11,437
Goodwill	52,923	0	0	52,923

Purchased Video Content Recorded in Prepaid and Other Assets

The impairment losses recognized in prepaid and other assets were mainly due to impairment losses for Sohu Video’s purchased video content. See Note 15 - Intangible Assets, Net.

Intangible Assets

Intangible assets mainly comprise purchased video content, operating rights for licensed games, domain names and trademarks, computer software, and developed technologies. The impairment losses recognized for intangible assets were mainly due to impairment losses for the domain name related to the 56.com Website and Sohu Video’s purchased video content. See Note 15 - Intangible Assets, Net.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIEs. See Note 14 - Goodwill.

12. LEASE

The Group has entered into operating lease agreements, primarily for offices in China with lease periods expiring between 2019 and 2022. The determination of whether an arrangement is or contains a lease is made at the inception of the lease by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included on the Group’s consolidated balance sheets beginning January 1, 2019. The right-of-use assets are included in other assets, while the current portion of the operating lease liabilities is included in other short-term liabilities and the long-term portion is included in other long-term liabilities. The Group has elected to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.

Operating lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Group uses its incremental borrowing rate in determining the present value of the future lease payments, because the interest rate implicit in most of the leases is not readily determinable. The Group estimates its incremental borrowing rate for each leased asset based on the interest rate the Group would incur to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment.

Certain lease agreements contain an option for the Group to renew a lease for a term agreed to by the Group and the lessor or an option to terminate a lease earlier than the maturity date. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Certain of the Group’s leases contain free or escalating rent payment terms. Operating lease expense is recognized on a straight-line basis over the lease term.

The Group’s lease agreements generally contain lease and non-lease components. Non-lease components consist primarily of payments for maintenance and utilities. The Group has identified separate lease and non-lease components, allocated the contractual considerations between components based on the terms specified in the lease agreements, and accounted for the lease components separately from the non-lease components. Payments under the lease arrangements are primarily fixed with no variable payments.

Components of operating lease expense are as follows (in thousands):

Year Ended December 31, 2019
Operating lease expense	$12,623
Short-term lease expense	263

Total operating lease expense	$12,886

Supplemental cash flow information related to leases are as follows (in thousands):

Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$12,164

Year Ended December 31, 2019
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$11,332

The following table presents supplemental balance sheet information related to the operating leases (in thousands):

Year Ended December 31, 2019
Assets:

Operating lease right-of-use assets	$16,656

Liabilities:
Current lease liabilities	8,616
Non-current lease liabilities	5,770

Total operating lease liabilities	$14,386

Maturities of lease liabilities under operating leases as of December 31, 2019 are as follows (in thousands):

2020	$8,969
2021	5,380
2022	972
2023	0
2024	0
Thereafter	0

Total future lease payments	15,321
Less: imputed interest	935

Total present value of lease liabilities	$14,386

The following table presents supplemental information for comparative periods of future minimum rental payments under the operating leases as of December 31, 2018 (in thousands):

2019	$12,367
2020	10,311
2021	6,032
2022	809
2023	270
Thereafter	0

Total minimum lease payments (1)	$29,789

Note (1): Amounts are based on ASC 840, which was superseded upon the Group’s adoption of ASC 842 on January 1, 2019. Rental expenses under operating leases were $17.2 million and $14.7 million for the years ended December 31, 2017, and 2018, respectively.

As of December 31, 2019, operating leases recognized in lease liabilities had a weighted average remaining lease term of 2.0 years and a weighted average discount rate of 4.9%. As of December 31, 2019, the Group had no lease contracts that had been entered into but were not yet commenced.

13. FIXED ASSETS

The following table summarizes the Sohu Group’s fixed assets (in thousands):

	As of December 31,
	2018	2019
Office buildings	$372,723	$366,686
Computer equipment and hardware	418,198	414,532
Leasehold and building improvements	48,364	47,262
Office furniture	8,768	9,091
Vehicles	3,812	3,595

Fixed assets, gross	851,865	841,166
Accumulated depreciation	(347,218)	(393,478)

Fixed assets, net	$504,647	$447,688

For the years ended December 31, 2019, 2018 and 2017, depreciation expenses for fixed assets were $92.9 million, $92.8 million and $82.9 million, respectively.

14. GOODWILL

Changes in the carrying value of goodwill by segment are as follows (in thousands):

	Sohu	Sogou	Changyou	Total
Balance as of December 31, 2017
Goodwill	73,941	5,908	181,421	261,270
Accumulated impairment losses	(35,788)	0	(153,917)	(189,705)

	$38,153	$5,908	$27,504	$71,565

Transactions in 2018
Foreign currency translation adjustment	(772)	(283)	(878)	(1,933)
Impairment losses	0	0	(16,369)	(16,369)

Balance as of December 31, 2018	$37,381	$5,625	$10,257	$53,263

Balance as of December 31, 2018
Goodwill	69,627	5,625	180,543	255,795
Accumulated impairment losses	(32,246)	0	(170,286)	(202,532)

	$37,381	5,625	$10,257	$53,263

Transactions in 2019
Foreign currency translation adjustment	(249)	(91)	0	(340)
Impairment losses	0	0	0	0

Balance as of December 31, 2019	$37,132	$5,534	$10,257	$52,923

Balance as of December 31, 2019
Goodwill	69,378	5,534	180,543	255,455
Accumulated impairment losses	(32,246)	0	(170,286)	(202,532)

	$37,132	5,534	$10,257	$52,923

There was one reporting unit under the Sohu segment and one reporting unit under the Sogou segment. After Changyou ceased operations of RaidCall and the cinema advertising business, the reporting units under the Changyou segment consisted of the Changyou online game business and the 17173.com Website.

In the fourth quarter of 2019, the Sohu Group tested goodwill for impairment at the reporting unit level. The Group performed impairment tests using the qualitative and quantitative methods. For the Sohu and Sogou segments, impairment tests were conducted by quantitatively comparing the fair values of the reporting units to their carrying amounts. The Sohu and Sogou segments estimated the fair values by weighting the results from the income approach and market approach. The valuation approach considers a number of factors that include expected future cash flows, growth rates, discount rates, and market price, and requires Sohu and Sogou to make certain assumptions and estimates regarding industry economic factors and future profitability of the business. For the Changyou segment, Changyou first qualitatively assessed whether it was more likely than not that the fair values of the reporting segments were less than their carrying amounts. For those reporting units where it was more likely than not that their fair values were less than their carrying amounts, Changyou performed the first step of a two-step quantitative goodwill impairment test. Changyou estimated the fair values using the income approach considering factors that included expected future cash flows, growth rates and discount rates.

In March 2019 and August 2019, respectively, Changyou ceased its RaidCall and cinema advertising business operations. Accordingly, there were no impairments for these two units, as the carrying values of both RaidCall and the cinema advertising business were nil before their cessation. As of December 31, 2019, for the Sohu and Sogou segments and the businesses in the Changyou segment, management concluded that the fair values of the reporting units exceeded their carrying values, indicating that the goodwill of the reporting units was not impaired.

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

15. INTANGIBLE ASSETS, NET

	As of December 31, 2018
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Purchased video content	$177,307	$(156,198)	$(18,556)	$2,553
Operating rights for licensed games	46,237	(22,239)	(11,776)	12,222
Domain names and trademarks	28,054	(11,124)	(9,341)	7,589
Computer software	15,550	(13,948)	0	1,602
Developed technologies	8,902	(1,463)	(7,439)	0
Others	6,141	(4,171)	(1,865)	105

Total	$282,191	$(209,143)	$(48,977)	$24,071

	As of December 31, 2019
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Purchased video content	$217,610	$(179,167)	$(35,940)	$2,503
Operating rights for licensed games	47,226	(27,992)	(12,365)	6,869
Domain names and trademarks	27,644	(11,210)	(16,176)	258
Computer software	16,231	(14,515)	0	1,716
Developed technologies	8,773	(1,441)	(7,332)	0
Others	6,044	(4,118)	(1,835)	91

Total	$323,528	$(238,443)	$(73,648)	$11,437

Impairment Losses

In 2019, Sohu recognized a $7.2 million impairment loss for a domain name related to the 56.com Website, mainly due to enhanced restrictions that Chinese regulatory authorities imposed on the broadcasting industry, which had an adverse effect on the operation of the 56.com Website. Also in 2019, Sohu recognized a $4.0 million impairment loss related to Sohu Video’s purchased video content pursuant to the Sohu Group’s policy on impairment of overseas content.

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

Amortization

In 2019, 2018 and 2017, amortization of intangible assets was $39.5 million, $59.3 million and $140.2 million, respectively.

As of December 31, 2019, amortization expenses for future periods are estimated to be as follows:

For the year ending December 31,	(in thousands)
2020	7,042
2021	3,414
2022	515
2023	300
2024	99

Thereafter	67

Total expected amortization expense	$11,437

16. TAXATION

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

As of December 31, 2019, the following principal entities of the Sohu Group were qualified as HNTEs and were entitled to an income tax rate of 15%.

For Sohu’s Business

–

Sohu New Momentum. Sohu New Momentum re-applied for HNTE qualification and received approval in December 2019. Sohu New Momentum is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

–	Sohu Internet and Video Tianjin. Sohu Internet and Video Tianjin qualified as HNTEs for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

–	Sohu Media. Sohu Media qualified as an HNTE for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

For Sogou’s Business

–

Sogou Network. Sogou Network re-applied for HNTE qualification and received approval in December 2019. Sogou Network is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

–	Sogou Information. Sogou Information qualified as an HNTE for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

–	Sogou Technology. Sogou Technology qualified as an HNTE for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

For Changyou’s Business

–

Gamespace. Gamespace re-applied for HNTE qualification and received approval in October 2019. Gamespace is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

–

Changyou Chuangxiang. Changyou Chuangxiang applied for HNTE qualification and received approval in October 2019. Changyou Chuangxiang is entitled to enjoy the beneficial tax rate as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

–	Gamease and AmazGame. Gamease and AmazGame qualified as HNTEs for the years 2017 through 2019, and will need to re-apply for HNTE qualification in 2020.

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

For Changyou’s Business

–

AmazGame. In 2019, AmazGame completed a self-assessment and filed required supporting documents for KNSE status for 2018. Also in 2019, AmazGame was qualified as a KNSE after the relevant government authorities’ assessment and became entitled to a preferential income tax rate of 10% for 2018. AmazGame will follow the same process in 2020 for KNSE status for 2019.

–

Changyou Chuangxiang. In 2019, Changyou Chuangxiang completed a self-assessment, filed required supporting documents, was qualified as a Software Enterprise, and became entitled to the second year of an income tax exemption for 2018. Changyou Chuangxiang will follow the same process in 2020 to entitle it to the third year of an income tax exemption for 2019.

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

Certain activities conducted in the PRC resulted in U.S. corporate income taxes being imposed on Sohu.com Inc. when its subsidiaries that were controlled foreign corporations (“CFCs”) generated income that was subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”). Generally, passive income, such as rents, royalties, interest, dividends, and gains from disposal of the company’s investments, is among the types of income subject to taxation under Subpart F. Any income taxable under Subpart F was taxable in the U.S. at the applicable federal corporate income tax rate. Subpart F income also included certain income from intra-Group transactions between Sohu.com Inc.’s non-U.S. subsidiaries and VIEs and Changyou’s non-U.S. subsidiaries and VIEs or Sogou’s non-U.S. subsidiaries and VIEs, or where Sohu.com Inc.’s non-U.S. subsidiaries or VIEs made an “investment in U.S. property,” such as holding the stock in, or making a loan to, a U.S. corporation. Under a provision of the U.S. tax code commonly referred to as the CFC look-through rule, Sohu.com Inc. did not have to treat dividends received by its CFC subsidiaries as Subpart F income includible in Sohu.com Inc.’s taxable income in the U.S.

To the extent that portions of Sohu.com Inc.’s U.S. taxable income, such as Subpart F income or GILTI, as applicable, had been determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. may have been entitled to claim foreign tax credits to offset its U.S. income tax liabilities. Following the enactment of the U.S. TCJA, if dividends that Sohu.com Inc. received from its subsidiaries after January 1, 2018 were determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. would generally not have been required to pay U.S. corporate income tax on those dividends. Liabilities for U.S. corporate income tax were accrued in the Company’s consolidated statements of comprehensive income and estimated tax payments were made when required by U.S. law.

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

For the fourth quarter of 2018, the Sohu Group’s management re-evaluated the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2019. In addition, the Sohu Group accrued $2 million and $8 million, respectively, in interest on the unrecognized tax benefit for the years of 2018 and 2019.

The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2019, such as any IRS assessments upon audit and management’s further judgment and estimates.

Cayman Island Tax

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Group to its shareholders.

Hong Kong Tax

The Group’s subsidiaries incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2017, 2018 and 2019.

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

The components of income before income taxes are as follows (in thousands):

	Year ended December 31,
	2017	2018	2019
Income /(loss) before income tax expense
Income /(loss) from China operations	$(55,874)	$(2,865)	$(4,390)
Income /(loss) from non-China operations	(120,962)	(33,092)	26,173

Total income /(loss) before income tax expense	$(176,836)	$(35,957)	$21,783

Income tax expense applicable to China operations
Current tax	$56,938	$15,040	$14,510
Deferred tax	343	49,598	8,455

Subtotal income tax expense applicable to China operations	57,281	64,638	22,965
Non-China income tax expense/(benefit)	214,737	(78,540)	7,887
Non-China withholding tax expense	618	469	324

Total income tax expense	$272,636	$(13,433)	$31,176

In 2019, of the 31.2 million total income tax expense, $23.0 million was for PRC tax, resulting primarily from accrued regular income tax expense of $41.5 million, offset by a reversal of PRC income tax expense of $19.5 million by Changyou due to preferential tax rates that Changyou’s subsidiaries were entitled to as KNSE and Software enterprises, and $8 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.

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

In 2017, of the $272.6 million income tax expense, $55.9 million was for PRC tax, mainly attributable to the Sohu Group’s business operations, and $214.7 million was for U.S. corporate income tax, resulting primarily from the Company’s recognition in the fourth quarter of 2017 of $219 million for the Toll Charge, which represented management’s estimate of the amount of the Toll Charge that would have been payable by Sohu.com Inc. based on the deemed repatriation to the United States of Sohu.com Inc.’s share of previously deferred earnings of certain non-U.S. subsidiaries of Sohu.com Inc., offset by a reduction of $4 million in liability for deferred U.S. income tax as a result of the U.S. TCJA. See “Treatment of Toll Charge Related to the U.S. TCJA” above.

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2017	2018	2019
Tax holiday effect	$17,736	$28,385	$10,110
Basic net income per share effect	0.46	0.73	0.26

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

The following is reconciliation between the statutory rate and the Group’s effective tax rate. For 2017, the statutory rate represented the U.S. statutory rate of 35%, and for 2018 and 2019, the statutory rate represented the PRC statutory rate of 25%. The table does not reflect any accruals related to the Toll Charge. See “U.S. Corporate Income Tax” and “Treatment of Toll Charge Related to the U.S. TCJA.”

	Year Ended December 31,
	2017	2018	2019
Statutory Rate:	35%	25%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs (1)	10%	79%	(46%)
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	(14%)	(6%)	(12%)
Effect of withholding taxes (2)	(2%)	(147%)	40%
Changes in valuation allowance for deferred tax assets	(56%)	(128%)	260%
Research and development super-deduction	9%	66%	(142%)
Others	(13%)	(55%)	(17%)

	(31%)	(166%)	108%

Note (1): The reversal of income tax for preferential income tax rates that Changyou’s and Sogou’s subsidiaries and VIEs were entitled to as KNSEs or Software Enterprises for 2017, 2018 and 2019 was included in the “Effect of tax holidays applicable to subsidiaries and consolidated VIEs” in the above table.

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

Before 2018, in order to fund the distribution of a dividend to shareholders of the Sohu Group’s majority-owned subsidiary Changyou, Changyou’s management determined to cause one of its PRC subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone subsequent years’ earnings to its direct overseas parent company, Changyou HK, and adopted as a policy for such subsequent years for its PRC subsidiaries a limit on payment of dividends to their direct overseas parent companies of one-half of such PRC subsidiaries’ earnings. In 2018, in order to facilitate the distribution of a special cash dividend of $500.0 million declared by Changyou’s board of directors on April 5, 2018, Changyou revised its policy for its PRC subsidiaries with respect to their distribution of cash dividends. Under the revised policy, all of Changyou’s PRC subsidiaries (not including Changyou’s VIEs and their subsidiaries) will be able to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in future periods. The change resulted in Changyou’s accrual of additional withholding income taxes of approximately $47 million for the period before December 31, 2017, which was recognized in the Sohu Group’s consolidated financial statements for the quarter ended March 31, 2018. As of December 31, 2019, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of $86.8 million for PRC withholding tax.

With the exception of that dividend, the Sohu Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2019, the total amount of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was $743.9 million, and the unrecognized tax liabilities were $74.4 million.

PRC Value-Added Tax

On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and as a result all of the Sohu Group’s revenues have been subject to VAT since that date. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at rates of 6% or 17% for the year ended December 31, 2017 and for the period from January 1, 2018 to April 30, 2018, at rates of 6% or 16% for the period from May 1, 2018 to March 31, 2019, and at rates of 6% or 13% after April 1, 2019) and the available input VAT amount (at the rate applicable to the supplier).

Deferred Tax Assets and Liabilities

Significant components of the Group’s deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,
	2018	2019
Deferred tax assets:
Net operating loss from operations	$257,955	$290,266
Accrued bonus and commissions	26,704	25,457
Provision for inventory and doubtful receivables	3,931	7,517
Intangible assets transfer	1,524	916
Others	9,250	18,132

Total deferred tax assets	299,364	342,288
Less: Valuation allowance	(272,008)	(311,813)

Net deferred tax assets	$27,356	$30,475

Deferred tax liabilities
Withholding tax for Dividend	$(79,824)	$(86,834)
Intangible assets from business acquisitions	(1,087)	0
Others	(4,353)	(9,070)

Total deferred tax liabilities	$(85,264)	$(95,904)

Net deferred tax assets are recorded under other assets in the consolidated balance sheets. As of December 31, 2019, the Group had net operating losses from PRC entities of approximately $1.43 billion available to offset against future net profit for income tax purposes. The Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these PRC entities; therefore, $283.4 million in deferred tax assets generated from net operating losses were offset by a valuation allowance.

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	For the Year Ended December 31,
	2017	2018	2019
Beginning balance	$214,531	250,096	272,008
Provision for the year	56,259	41,405	52,939
Reversal for the year	(33,392)	(7,726)	(8,650)
Foreign currency translation adjustment	12,698	(11,767)	(4,484)

Ending balance	$250,096	272,008	311,813

In 2019, $15.9 million of PRC net operating losses generated from previous years expired. Pursuant to a public announcement issued by the PRC State Administration of Taxation in August 2018, net operating losses of entities not qualified as HNTEs will expire between 2020 and 2024 if not utilized and those of entities qualified as HNTEs will expire in 2029.

Uncertain Tax Positions

The following table summarizes the Group’s unrecognized tax benefit from January 1, 2017 to December 31, 2019 (in thousands):

	As of December 31,
	2017	2018	2019
Beginning balance	$32,682	$31,138	$174,363
Increases /(decreases) related to prior year tax positions	(1,544)	(1,190)	7,300
Increases related to current year tax positions	0	144,415	0

Ending balance	$31,138	$174,363	$181,663

The increase in 2019 was mainly due to $8 million interest recognized in connection with an unrecognized tax benefit for the year ended December 31, 2019.

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

17. COMMITMENTS AND CONTINGENCIES

Commitments

The following table sets forth the Group’s commitments as of December 31, 2019 (in thousands):

	2020	2021	2022	2023	2024	Thereafter	Total Payments Required
Purchase of bandwidth	$50,405	352	0	0	0	0	50,757
Operating rights for licensed games and titles of games in development	12,806	600	0	0	0	0	13,406
Purchase of content and services – video	7,429	2,013	0	0	0	0	9,442
Purchase of content and services – others	5,526	180	53	18	0	0	5,777
Goods purchases	5,633	0	0	0	0	0	5,633
Operating lease obligations	3,020	93	10	0	0	0	3,123
Interest payment commitment	2,164	0	0	0	0	0	2,164
Others	3,127	460	0	0	0	0	3,587

Total Payments Required	$90,110	3,698	63	18	0	0	93,889

Litigation

The Sohu Group is a party to various litigation matters which it considers routine and incidental to its business. The Sohu Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Sohu Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Management believes that the total liabilities to the Sohu Group that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. Sogou is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against the Sogou or the Sogou instituted proceedings or asserted counterclaims against its competitors. There are also two putative class action lawsuits that have been filed against Sogou in the United States, one in a State court in the State of California and one in the United States District Court for the Southern District of New York, that allege violations of U.S. securities laws in connection with Sogou’s IPO in 2017. As of December 31, 2019, Sohu and Changyou had no significant litigation contingencies, and Sogou had recorded estimated liabilities of $6.5 million for litigation contingencies as a component of accrued liabilities related to its currently pending proceedings.

PRC Law and Regulations

The Chinese market in which the Sohu Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability to operate an Internet business and to conduct brand advertising, search and search-related advertising, online game, and other services in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign-owned entities, like the Sohu Group, may operate. The Chinese government may issue from time to time new laws or new interpretations of existing laws to regulate areas such as telecommunication, information and media. The Sohu Group’s legal structure and scope of operations in China could be subject to restrictions, which could result in limits on its ability to conduct business in the PRC. Certain risks related to PRC law that could affect the Sohu Group’s VIE structure are discussed in Note 18 - VIEs.

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

18. VIEs

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

Under contractual agreements with the Sohu Group, Dr. Charles Zhang and those other executive officers and employees of the Sohu Group who are shareholders of the consolidated VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time as requested by the Group to repay the loans outstanding. All voting rights of the consolidated VIEs are assigned to the Sohu Group, and the Group has the right to designate all directors and senior management personnel of the consolidated VIEs, and also has the obligation to absorb losses of the consolidated VIEs. Dr. Charles Zhang and those other executive officers and employees of the Sohu Group who are shareholders of the consolidated VIEs have pledged their shares in the consolidated VIEs as collateral for the loans. As of December 31, 2019, the aggregate amount of these loans was $7.7 million.

Under its contractual arrangements with the consolidated VIEs, the Sohu Group has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Group considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2019, the registered capital and PRC statutory reserves of the consolidated VIEs totaled $83.5 million. As all of the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the consolidated VIEs do not have recourse to the general credit of the Sohu Group for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Sohu Group to provide additional financial support to the consolidated VIEs. As the Sohu Group is conducting certain business in the PRC mainly through the consolidated VIEs, the Group may provide such support on a discretionary basis in the future, which could expose the Group to a loss.

The Sohu Group classified the consolidated VIEs within the Sohu Group as principal VIEs or immaterial VIEs based on certain criteria, such as the VIEs’ total assets or revenues. The following is a summary of the principal VIEs within the Sohu Group:

Basic Information for Principal VIEs and Subsidiaries of Principal VIEs

For Sohu’s Business

–	High Century

High Century was incorporated in 2001. As of December 31, 2019, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

–	Heng Da Yi Tong

Heng Da Yi Tong was incorporated in 2002. As of December 31, 2019, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

–	Sohu Internet

Sohu Internet was incorporated in 2003. As of December 31, 2019, High Century held a 100% interest in this entity.

–	Donglin

Donglin was incorporated in 2010. As of December 31, 2019, Sohu Internet held a 100% interest in this entity.

–	Tianjin Jinhu

Tianjin Jinhu was incorporated in 2011. In October 2016, Ye Deng transferred its 50% equity interest in Tianjin Jinhu to Xiufeng Deng. As of December 31, 2019, Xiufeng Deng and Xuemei Zhang each held a 50% interest in this entity.

–	Focus Interactive

Focus Interactive was incorporated in July 2014. As of December 31, 2019, Heng Da Yi Tong held 100% of the equity interests in this entity.

For Sogou’s Business

–	Sogou Information

Sogou Information was incorporated in 2005. As of December 31, 2019, Xiaochuan Wang, Sogou’s Chief Executive Officer, High Century and Tencent held 10%, 45% and 45% interests, respectively, in this entity.

–	Chengdu Easypay

Chengdu Easypay was incorporated in 2015. As of December 31, 2019, Sogou Information and Beijing Shi Ji Si Su Technology Co., Ltd. (“Shi Ji Si Su”), a subsidiary of Sogou Information, held 9% and 91% interests, respectively, in this entity.

For Changyou’s Business

–	Gamease

Gamease was incorporated in 2007. As of December 31, 2019, High Century held a 100% interest in this entity.

–	Shanghai ICE

Shanghai ICE was acquired by Changyou in 2010. As of December 31, 2019, Gamease held a 100% interest in this entity.

–	Guanyou Gamespace

Guanyou Gamespace was incorporated in 2010. As of December 31, 2019, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100% interest in this entity.

Financial Information

The following financial information of the Sohu Group’s consolidated VIEs (including subsidiaries of VIEs) is included in the accompanying consolidated financial statements (in thousands):

	As of December 31,
	2018	2019
ASSETS:
Cash and cash equivalents	$65,864	$52,744
Restricted cash	697	6,474
Account and financing receivables, net	122,884	140,300
Prepaid and other current assets	20,554	17,528
Short-term investments	7,305	7,192
Intra-Group receivables due from the Company’s subsidiaries	390,157	420,103

Total current assets	607,461	644,341

Long-term investments, net	45,871	43,657
Fixed assets, net	1,793	1,400
Intangible assets, net	18,240	6,832
Goodwill	36,353	36,194
Other non-current assets	1,925	16,656

Total assets	$711,643	$749,080

LIABILITIES:
Accounts payable	$84,749	$74,781
Accrued liabilities	60,555	64,874
Receipts in advance and deferred revenue	43,020	47,735
Other current liabilities	86,851	80,859
Intra-Group payables due to the Company’s subsidiaries	273,672	300,601

Total current liabilities	548,847	568,850

Long-term tax liabilities	13,554	13,220
Deferred tax liabilities	2,239	1,998
Intra-Group payables due to the Company’s subsidiaries	18,897	18,599
Other long-term liabilities	0	1,130

Total liabilities	$583,537	$603,797

	As of December 31,
	2017	2018	2019
Net revenue	$881,284	$923,131	$1,013,452
Net income /(loss)	$34,910	$(18,436)	$18,116

	Year ended December 31,
	2017	2018	2019
Net cash provided by /(used in) operating activities	$(52,351)	$69,925	$(7,084)
Net cash used in investing activities	(14,020)	(49,271)	(18,481)
Net cash provided by /(used in) financing activities	$(131)	$650	$8,601

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

Powers of attorney executed by the sole shareholder of Gamease in favor of AmazGame and by the sole shareholder of Guanyou Gamespace in favor of Gamespace, with a term of 10 years. These powers of attorney give the respective boards of directors of AmazGame and Gamespace the right to appoint nominees to act on behalf of their respective shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace.

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

Business Arrangements between Subsidiaries and Consolidated VIEs

Exclusive technology consulting and service agreement between Sohu Era and Sohu Internet. Pursuant to this agreement Sohu Era has the right to provide technical consultation and other related services to Sohu Internet, in exchange for a percentage of the gross revenue of Sohu Internet. The agreement has an initial term of two years, and is renewable at the request of Sohu Era.

Exclusive technology consulting and service agreement between Video Tianjin and Tianjin Jinhu. Pursuant to this agreement Video Tianjin has the right to provide technical consultation and other related services to Tianjin Jinhu in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Video Tianjin.

Exclusive technology consulting and service agreement between Sogou Technology and Sogou Information. Pursuant to this agreement Sogou Technology has the right to provide technical consultation and other related services to Sogou Information in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Sogou Technology.

Technology support and utilization agreements between AmazGame and Gamease and between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the right to provide certain product development and application services and technology support to Gamease and Guanyou Gamespace, respectively, for a fee equal to a predetermined percentage, subject to adjustment by AmazGame or Gamespace at any time, of Gamease’s and Guanyou Gamespace’s respective revenues. Each agreement terminates only when AmazGame or Gamespace is dissolved.

Services and maintenance agreements between AmazGame and Gamease, and between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace, respectively, provide marketing, staffing, business operation and maintenance services to Gamease and Guanyou Gamespace, respectively, in exchange for a fee equal to the cost of providing such services plus a predetermined margin. Each agreement terminates only when AmazGame or Gamespace, as the case may be, is dissolved.

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

19. SOHU.COM LIMITED SHAREHOLDERS’ EQUITY

Summary of the Company’s outstanding shares (in thousands):

	Number of Outstanding Shares
	As of December 31,
	2017	2018	2019
Balance, beginning of year	38,742	38,898	39,229
Issuance:	156	331	40

Balance, end of year	38,898	39,229	39,269

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

As of December 31, 2019, 189,405 shares were available for grant under the Sohu 2018 Share Incentive Plan.

i) Summary of Share Option Activity

In February 2015, May 2016, September 2017 and November 2017, Sohu.com Inc.’s Board of Directors approved contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of 1,068,000, 13,000, 32,000 and 6,000 shares of common stock of Sohu.com Inc., respectively, under the Sohu 2010 Stock Incentive Plan, with nominal exercise prices of $0.001, all of which were converted, on May 31, 2018, into the right to receive upon exercise Sohu.com Limited’s ordinary shares under the Sohu 2018 Share Incentive Plan. In February 2019 and July 2019, Sohu.com Limited’s Board of Directors approved contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of 20,000 and 477,500 shares of ordinary shares of Sohu.com Limited, respectively, under the Sohu 2018 Share Incentive Plan, with nominal exercise prices of $0.001. These share options vest and become exercisable in four equal installments over a period of four years, with each installment vesting upon the satisfaction of a service period requirement and certain subjective performance targets. These share options are substantially similar to restricted share units except for the nominal exercise price, which would be zero for restricted share units.

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

As of December 31, 2019, 703,625 of these options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets was reached between the Company and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense for these granted options has been adjusted and fixed based on their aggregate fair values, at their respective grant dates, of $25.3 million.

A summary of option activity under the Sohu 2018 Share Incentive Plan as of and for the year ended December 31, 2019 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2019	42	$0.001		$
Granted	125	0.001
Exercised	(39)	0.001
Forfeited or expired	0

Outstanding as of December 31, 2019	128	0.001	5.21		1,434

Vested as of December 31, 2019	128	0.001	5.21		1,434

Exercisable as of December 31, 2019	128	0.001	5.21		1,434

Note (1): The aggregated intrinsic value in the preceding table represents the difference between Sohu’s closing ADS price of $11.18 on December 31, 2019 and the nominal exercise price of the options.

For the years ended December 31, 2019, 2018 and 2017, total share-based compensation expense recognized for these options was $1.9 million, negative $5.1 million and $2.4 million, respectively. The negative amounts in the tables above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date. For the years ended December 31, 2019, 2018 and 2017, the total fair values of these Sohu options vested on their respective vesting dates were $2.5 million, $5.0 million and $7.1 million, respectively. For the years ended December 31, 2019, 2018 and 2017, the total intrinsic value of options exercised was $0.6 million, $6.2 million and $6.1 million, respectively.

ii) Summary of restricted stock unit activity

All of the restricted stock/share units previously granted under the Sohu 2018 Share Incentive Plan were vested as of December 31, 2018, as the requisite service period for all these awards had been completed. There has been no share-based compensation expense recognized since then.

For the years ended December 31, 2019, 2018 and 2017, total share-based compensation expense recognized for restricted stock/share units was nil, nil and negative $1.7 million, respectively.

As of December 31, 2019, there was nil of unrecognized compensation expense related to unvested restricted stock/share units. The total fair value on their respective vesting dates of restricted stock/share units vested during the years ended December 31, 2019, 2018 and 2017 was nil, nil and $0.3 million, respectively.

2) Sogou Inc. Share-based Awards

Sogou 2010 Share Incentive Plan

Sogou adopted a share incentive plan on October 20, 2010, which was amended effective August 22, 2014 to increase the aggregate number of Sogou Class A Ordinary Shares issuable under the plan to 41,500,000 (as amended to date, the “Sogou 2010 Share Incentive Plan”). Awards of share rights may be granted under the Sogou 2010 Share Incentive Plan to management and other key employees of Sogou and of any present or future parents or subsidiaries or VIEs of Sogou. The maximum term of any share incentive award granted under the Sogou 2010 Share Incentive Plan is ten years from the grant date. The Sogou 2010 Share Incentive Plan will expire on October 19, 2020.

The options contractually granted under the Sogou 2010 Share Incentive Plan may be placed in one of the following three categories:

(i)

Performance-based options, which vest and become exercisable either in four equal installments or in two to four installments of specified share numbers over their specified vesting periods, with each installment vesting upon a service period requirement being met, as well as the employee grantee’s achievement, as determined by Sogou’s chief executive officer, of performance targets for the corresponding period specified by Sogou’s chief executive officer. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(ii)

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

A summary of each of the above three categories of Sogou’s share options as of December 31, 2019 is presented below:

	Contractually Granted (in thousands)	Granted (For Purposes of Share- based Compensation Expense) (in thousands)	Vested and Exercisable (in thousands)	Exercised (in thousands)
Performance-based options	29,932	28,059	27,653	26,767
Service-based options	2,031	2,031	951	481
IPO-based options	7,250	7,250	4,370	2,930

Total	39,213	37,340	32,974	30,178

A summary of Sogou share option activity under the Sogou 2010 Share Incentive Plan as of and for the year ended December 31, 2019 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2019	6,445	$0.419	5.29	$
Granted	1,432	0.001
Exercised	(500)	0.001
Forfeited or expired	(215)	0.001

Outstanding as of December 31, 2019	7,162	0.377	4.45		29,887

Vested as of December 31, 2019 and expected to vest thereafter	6,572	0.411	4.35		27,198

Exercisable as of December 31, 2019	2,796	0.033	4.42		11,819

Note (1): The aggregate intrinsic values in the preceding table represent the difference between Sogou’s closing price of $4.55 per Sogou ADS (each representing one Sogou Class A Ordinary Share) on December 31, 2019 and the exercise prices of the share options.

For the years ended December 31, 2019, 2018 and 2017, total share-based compensation expense recognized for Sogou share options under the Sogou 2010 Share Incentive Plan was $13.5 million, $12.5 million and $23.0 million, respectively. As of December 31, 2019, there was $2.7 million of unrecognized compensation expense related to unvested Sogou share options. The expense is expected to be recognized over a weighted average period of 1.56 years. For the years ended December 31, 2019, 2018 and 2017, the total intrinsic value of options exercised was $1.6 million, $33.2 million, and $11.1 million, respectively.

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

The fair value of the Sogou share options granted under the Sogou 2010 Incentive Plan was estimated on the date of grant with the assistance of a qualified professional appraiser, using the binomial valuation model with the following assumptions used:

Assumptions Adopted	2017	2018	2019
Average risk-free interest rate	2.14%~3.00%	3.36%~3.51%	2.60%~2.86%
Exercise multiple	2~3	2	2~3
Expected forfeiture rate (post-vesting)	0%~12%	12%	0%~12%
Weighted average expected option life	7	9	7
Volatility rate	39%~47%	40%~46%	36%~41%
Dividend yield	0%	0%	0%
Weighted average fair value of share options	10.35	12.26	4.05

Sogou estimated the risk-free rate based on the market yields of U.S. Treasury securities with an estimated country-risk differential as of the valuation date. An exercise multiple was estimated as the ratio of the fair value of the Sogou Class A Ordinary Shares over the exercise prices as of the time the options would be expected to be exercised, based on consideration of research studies regarding exercise patterns based on historical statistical data. In Sogou’s valuation analysis, a multiple of three was applied for management and a multiple of two was applied for other key employees. Sogou estimated the forfeiture rate to be 0% or 1% for the Sogou share options granted to Sogou management and 12% for the Sogou share options granted to Sogou’s other key employees. As Sogou’s ordinary shares had been publicly traded for slightly more than two years as of December 31, 2019, the expected volatility at the valuation date was estimated based on the historical volatility of specified comparable companies for the periods before the grant dates with length commensurate with the expected term of the Sogou share options. Sogou has no history or expectation of paying dividends on its ordinary shares. Accordingly, the dividend yield was estimated to be 0%.

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

The options contractually granted under the Sogou 2017 Share Incentive Plan may be placed in one of the following two categories:

(i)

Performance-based options, which vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the employee grantee’s achievement, as determined by Sogou’s chief executive officer, of performance targets for the corresponding period specified by Sogou’s chief executive officer. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(ii)	Service-based options, which vest and become exercisable in four equal installments, with each installment vesting only upon a service period requirement being met.

A summary of each of the above two categories of Sogou’s share options as of December 31, 2019 is presented below:

	Contractually Granted (in thousands)	Granted (For Purposes of Share- based Compensation Expense) (in thousands)	Vested and Exercisable (in thousands)	Exercised (in thousands)
Performance-based options	140	18	14	0
Service-based options	829	829	155	48

Total	969	847	169	48

A summary of Sogou share option activity under the Sogou 2017 Share Incentive Plan as of and for the year ended December 31, 2019 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2019	730	$0.001	9.57	$
Granted	267	0.001
Exercised	(48)	0.001
Forfeited or expired	(151)	0.001

Outstanding as of December 31, 2019	798	0.001	8.90		3,629

Vested as of December 31, 2019 and expected to vest thereafter	638	0.001	8.87		2,904

Exercisable as of December 31, 2019	121	0.001	8.55		551

Note (1): The aggregate intrinsic value in the preceding table represents the difference between the closing price of $4.55 per Sogou ADS (each representing one Class A Ordinary Share) on December 31, 2019 and the exercise prices of the share options.

For the years ended December 31, 2019 and 2018, total share-based compensation expense recognized for Sogou share options under the Sogou 2017 Share Incentive Plan was $2.4 million and $1.6 million, respectively. As of December 31, 2019 there was $2.3 million of unrecognized compensation expense related to unvested Sogou share options. The expense is expected to be recognized over a weighted average period of 1.90 years.

The method used to determine the fair value of the Sogou share options granted under the Sogou 2017 Share Incentive Plan was the same as the method used for the share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the binomial valuation model as presented below:

Assumptions Adopted	2018	2019
Average risk-free interest rate	3.41%~3.95%	2.37%~3.45%
Exercise multiple	2	2~3
Expected forfeiture rate (post-vesting)	12%	0%~12%
Weighted average expected option life	10	10
Volatility rate	40%~46%	41%~42%
Dividend yield	0%	0%
Weighted average fair value of share options	10.09	4.87

Sohu Management Sogou Share Option Arrangement

Under an arrangement (the “Sohu Management Sogou Share Option Arrangement”) that was approved by the boards of directors of Sohu and Sogou in March 2011, Sohu has the right to provide to members of Sohu’s Board of Directors, management and other key employees of the Sohu, and certain members of management and other key employees of Sogou the opportunity to purchase from Sohu up to 12,000,000 Sogou Class A Ordinary Shares at a fixed exercise price of $0.625 or $0.001 per share. Of these 12,000,000 Sogou Class A Ordinary Shares, 8,800,000 are Sogou Class A Ordinary Shares previously held by Sohu and 3,200,000 are Sogou Class A Ordinary Shares that were newly-issued on April 14, 2011 by Sogou to Sohu at a price of $0.625 per share, or a total of $2.0 million. As of December 31, 2019, Sohu had contractually granted options for the purchase of 8,305,000 Sogou Class A Ordinary Shares under the Sohu Management Sogou Share Option Arrangement.

The options contractually granted under the Sohu Management Sogou Share Option Arrangement may be placed in one of the following two categories:

(i)

Performance-based options, which vest and become exercisable in four equal installments, with each installment vesting upon a service period requirement being met, as well as the Sogou Group’s achievement of performance targets for the corresponding period. All of these options vested and became exercisable before January 1, 2017. For purposes of recognition of share-based compensation expense, each installment is considered to be granted as of the date that the performance targets have been set; or

(ii)	Service-based options, which were granted to members of Sohu’s Board of Directors. All of these share options vested and became exercisable in 2015, as the service period requirement had been met.

A summary of the above two categories of Sogou’s share options as of December 31, 2019 is presented below:

	Contractually Granted (in thousands)	Granted (For Purposes of Share- based Compensation Expense) (in thousands)	Vested and Exercisable (in thousands)	Exercised (in thousands)
Performance-based options	8,290	8,290	8,290	8,290
Service-based options	15	15	15	6

Total	8,305	8,305	8,305	8,296

A summary of Sogou share option activity under the Sohu Management Sogou Share Option Arrangement as of and for the year ended December 31, 2019 is presented below:

	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2019	9	$0.001	6.38	$
Granted	0
Exercised	0
Forfeited or expired	0

Outstanding as of December 31, 2019	9	0.001	5.38		41

Vested as of December 31, 2019	9	0.001	5.38		41

Exercisable as of December 31, 2019	9	0.001	5.38		41

Note (1): The aggregate intrinsic values in the preceding table represent the difference between the closing price of $4.55 per Sogou ADS (each representing one Class A Ordinary Share) on December 31, 2019 and the exercise prices of the options.

As all Sogou share options granted under the Sohu Management Sogou Share Option Arrangement vested before January 1, 2017, no share-based compensation expense was recognized for the years ended December 31, 2019, 2018, and 2017. For the years ended December 31, 2019, 2018, and 2017, the total intrinsic value of options exercised was $249, nil, and nil, respectively.

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

As of December 31, 2019, 3,798,000 Sogou Class A Ordinary Shares issued upon the early exercise of options granted under the Sogou 2010 Share Incentive Plan remained unvested in accordance with the vesting requirements under the original option agreements and 1,722,000 Sogou Class A Ordinary Shares had vested but had not been distributed to the beneficiaries. All Sogou Class A Ordinary Shares issued upon such early exercise that have become vested have been included in the disclosures under the headings “Sogou 2010 Share Incentive Plan” and “Sohu Management Sogou Share Option Arrangement” above.

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

Changyou 2014 Share Incentive Plan

On June 27, 2014, Changyou reserved 2,000,000 of its Class A ordinary shares under the Changyou.com Limited 2014 Share Incentive Plan (the “Changyou 2014 Share Incentive Plan”) for the purpose of making share incentive awards to certain members of its management and key employees. On November 2, 2014, Changyou’s Board approved an increase in the number of Class A ordinary shares reserved under the Changyou 2014 Share Incentive Plan from 2,000,000 to 6,000,000. The maximum term of any share right granted under the Changyou 2014 Share Incentive Plan is ten years from the grant date. The Changyou 2014 Share Incentive Plan will terminate in June 2024. As of December 31, 2019, all shares available for grant under the Changyou 2014 Share Incentive Plan had been granted.

i) Summary of Share Option Activity

On November 2, 2014, Changyou approved the contractual grant of an aggregate of 2,416,000 Class A restricted share units to certain members of its management and certain other employees. On February 16, 2015, Changyou’s Board of Directors approved the conversion of 2,400,000 of these Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. On June 1, 2015, Changyou’s Board of Directors approved the contractual grant of options for the purchase of an aggregate of 1,998,000 Class A ordinary shares to certain members of its management and certain other employees at an exercise price of $0.01. On July 28, 2016, Changyou’s Board of Directors approved the contractual grant of options for the purchase of an aggregate of 100,000 Class A ordinary shares to certain member of its management at an exercise price of $0.01. On August 26, 2019, Changyou’s Board of Directors approved the grant, effective as of October 1, 2019, to a member of Changyou’s management and a Changyou employee of options for the purchase of an aggregate of 3,023,000 Class A ordinary shares at an exercise price of $0.01 per Class A ordinary share. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. These Changyou share options are substantially similar to restricted share units except for the nominal exercise price, which would be zero for restricted share units.

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

As of December 31, 2019, 2,952,000 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense of $36.4 million for these granted share options was adjusted and fixed based on the aggregate amounts of the fair values of these granted share options at their respective grant dates.

A summary of share option activity under the Changyou 2014 Share Incentive Plan as of and for the year ended December 31, 2018 is presented below:

	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2019	601	$0.01	5.98	$5.487
Granted	234	0.01
Exercised	(762)	0.01
Forfeited or expired	0

Outstanding as of December 31, 2019	73	0.01	5.42	357

Vested as of December 31, 2019	73	0.01		357

Exercisable as of December 31, 2019	73	0.01

Note (1): The aggregate intrinsic value in the preceding table represents the difference between Changyou’s closing price of $9.79 per ADS, or $4.9 per Class A ordinary share, on December 31, 2019 and the nominal exercise price of the share option.

For the years ended December 31, 2019, 2018 and 2017, total share-based compensation expense recognized for these share options under the Changyou 2014 Share Incentive Plan was negative $1.9 million, negative $6.5 million and $17.4 million, respectively. For the years ended December 31, 2019, 2018 and 2017, the total fair values of these Changyou share options vested on their respective vesting dates were $1.0 million, $5.7 million and $14.8 million, respectively. For the years ended December 31, 2019, 2018 and 2017, the total intrinsic value of share options exercised was $6.6 million, $14.9 million and $10.3 million, respectively.

Changyou 2019 Share Incentive Plan

On August 3, 2019, Changyou adopted and reserved for issuance 3,000,000 Class A ordinary shares under a new share incentive plan (the “Changyou 2019 Share Incentive Plan”). On August 26, 2019, Changyou’s Board of Directors approved the grant, effective as of October 1, 2019, to certain members of the Changyou’s management and certain other employees of options for the purchase of an aggregate of 1,909,000 Class A ordinary shares at an exercise price of $0.01. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets.

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

As of December 31, 2019, none of the Changyou share options granted under the Changyou 2019 Share Incentive Plan had vested. The cumulative share-based compensation expense of $3.2 million for these granted share options was adjusted and fixed based on the aggregate amounts of the fair values of these granted share options at their respective grant dates.

4) Sohu Video Share-based Awards

On January 4, 2012, Sohu Video adopted the Video 2011 Share Incentive Plan, under which 25,000,000 ordinary shares of Sohu Video are reserved for the purpose of making share incentive awards to management and key employees of Sohu Video and to Sohu management. The maximum term of any share incentive award granted under the Video 2011 Share Incentive Plan is ten years from the grant date. The Video 2011 Share Incentive Plan will expire on January 3, 2022. As of December 31, 2019, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made and were subject to vesting in four equal installments, with each installment vesting upon a service period requirement being met, as well as Sohu Video’s achievement of performance targets for the corresponding period. For purposes of ASC 718-10-25, as of December 31, 2019, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. As of December 31, 2019, options for the purchase of 4,972,800 Sohu Video ordinary shares were vested.

For the years ended December 31, 2019, 2018 and 2017, total share-based compensation expense recognized for vested Sohu Video options under the Video 2011 Share Incentive Plan was negative $0.9 million, negative $0.5 million and $0.3 million, respectively.

The fair value as of December 31, 2019 of the Sohu Video options contractually granted to management and key employees of Sohu Video and to Sohu management was estimated on the reporting date using the binomial valuation model, with the following assumptions used:

Assumptions Adopted	2018	2019
Average risk-free interest rate	3.19%	2.44%
Exercise multiple	2.8	2.8
Expected forfeiture rate (post-vesting)	14%	14%
Weighted average expected option life	3.0	2.0
Volatility rate	45.1%	53.9%
Dividend yield	0	0
Fair value	0.53	0.35

20. NONCONTROLLING INTEREST

Prior to the completion of the Changyou Merger on April 17, 2020, the noncontrolling interests in the Sohu Group’s consolidated financial statements primarily consist of noncontrolling interests for Sogou and Changyou.

Noncontrolling Interest in the Consolidated Balance Sheets

As of December 31, 2018 and 2019, noncontrolling interest in the consolidated balance sheets was $0.96 billion and $0.88 billion, respectively.

	As of December 31,
	2018	2019
Sogou	$686,503	$726,960
Changyou	277,608	151,503

Total	$964,111	$878,463

Noncontrolling Interest of Sogou

As of December 31, 2019 and 2018, noncontrolling interest of Sogou of $727.0 million and $686.5 million, respectively, was recognized in the Sohu Group’s consolidated balance sheets, representing an economic interest of 66% and 67%, respectively, in Sogou’s net assets held by shareholders other than Sohu and reflecting the reclassification of Sogou’s share-based compensation expense from shareholders’ additional paid-in capital to noncontrolling interest.

Noncontrolling Interest of Changyou

As of December 31, 2019 and 2018, noncontrolling interest of Changyou of $151.5 million and $277.6 million, respectively, was recognized in the Sohu Group’s consolidated balance sheets, both representing an economic interest of 33% for 2019 and 2018, respectively, in Changyou’s net assets held by shareholders other than Sohu and reflecting the reclassification of Changyou’s share-based compensation expense from shareholders’ additional paid-in capital to noncontrolling interest.

Noncontrolling Interest in the Consolidated Statements of Comprehensive Income /(Loss)

For the years ended December 31, 2019, 2018 and 2017, respectively, the Sohu Group had net income of $105.9 million, net income of $92.7 million and net income of $84.5 million, respectively, attributable to the noncontrolling interest in the consolidated statements of comprehensive income /(loss).

	Year Ended December 31,
	2017	2018	2019
Sogou	$77,025	$65,586	$58,955
Changyou	7,603	27,137	46,990
Other	(105)	0	0

Total	$84,523	$92,723	$105,945

	Year Ended December 31,
	2017	2018	2019
Net income from continuing operations attributable to noncontrolling shareholders	$91,076	$107,318	$117,177
Net loss from discontinued operations attributable to noncontrolling shareholders	(6,553)	(14,595)	(11,232)

Net income attributable to noncontrolling interest shareholders	$84,523	$92,723	$105,945

Noncontrolling Interest of Sogou

For the years ended December 31, 2019, 2018 and 2017, respectively, a $59.0 million net income, a $65.6 million net income and a $77.0 million net income, respectively, attributable to the noncontrolling interest of Sogou was recognized in the Sohu Group’s consolidated statements of comprehensive income, representing Sogou’s net income /(loss) attributable to shareholders other than Sohu.

Noncontrolling Interest of Changyou

For the years ended December 31, 2019, 2018 and 2017, respectively, a $47.0 million net income, a $27.1 million net income and a $7.6 million net income, respectively, attributable to the noncontrolling interest of Changyou was recognized in the Sohu Group’s consolidated statements of comprehensive income /(loss), representing a 33%, 33% and 32%, economic interest, respectively, in Changyou attributable to shareholders other than Sohu.

21. NET INCOME /(LOSS) PER SHARE

Basic net income /(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income /(loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares comprise shares issuable upon the exercise or settlement of share-based awards using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. The computation of diluted net income /(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income /(loss) per share. For the years ended December 31, 2017, 2018 and 2019, 263,497, 292,622 and 140,405 ordinary shares, respectively, potentially issuable upon the exercise or settlement of share-based awards using the treasury stock method were anti-dilutive and excluded from the denominator for calculation of diluted net loss per share.

Additionally, for purposes of calculating the numerator of diluted net income /(loss) per share, the net income /(loss) attributable to the Sohu Group is calculated as discussed below. The adjustment will not be made if there is an anti-dilutive effect.

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

For the year ended December 31, 2019, all of the Sogou share options had a dilutive effect, and therefore were included in the calculation of Sohu.com Limited’s diluted net income /(loss) per share. This impact is presented as “incremental dilution from Sogou” in the table below.

Changyou’s Net Income /(Loss) Attributable to Sohu

Prior to the completion of the Changyou Merger on April 17, 2020, Changyou’s net income /(loss) attributable to Sohu is determined using the percentage that the weighted average number of Changyou shares held by Sohu represents of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Changyou, which is used for the calculation of basic net income per share.

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

For the year ended December 31, 2019, all of these Changyou restricted share units and share options had a dilutive effect, and therefore were included in the calculation of Sohu.com Limited’s diluted net income /(loss) per share. This impact is presented as “incremental dilution from Changyou” in the table below.

The following table presents the calculation of the Sohu Group’s basic and diluted net loss per share (in thousands, except per share data).

	Year Ended December 31,
	2017	2018	2019
Numerator:
Net loss from continuing operations attributable to Sohu.com Limited, basic	$(540,548)	$(129,842)	$(126,570)
Net loss from discontinued operations attributable to Sohu.com Limited, basic	(13,978)	(30,240)	(22,766)
Net loss attributable to Sohu.com Limited, basic	(554,526)	$(160,082)	(149,336)
Effect of dilutive securities:
Incremental dilution from Sogou	(31)	(496)	(606)
Incremental dilution from Changyou	(1,233)	(381)	(507)
Net loss from continuing operations attributable to Sohu.com Limited, diluted	(542,026)	(130,960)	(127,738)
Net loss from discontinued operations attributable to Sohu.com Limited, diluted	(13,764)	(29,999)	(22,711)

Net loss attributable to Sohu.com Limited, diluted	$(555,790)	$(160,959)	$(150,449)

Denominator:
Weighted average basic ordinary shares outstanding	38,858	38,959	39,249
Effect of dilutive securities:
Share options and restricted share units	0	0	0

Weighted average diluted ordinary shares outstanding	$38,858	$38,959	$39,249

Basic net loss per share attributable to Sohu.com Limited
Continuing operations	$(13.91)	$(3.33)	$(3.22)
Discontinued operations	(0.36)	(0.78)	(0.58)

Net loss per share	(14.27)	(4.11)	(3.80)

Diluted net loss per share attributable to Sohu.com Limited
Continuing operations	$(13.95)	$(3.36)	$(3.25)
Discontinued operations	(0.35)	(0.77)	(0.58)

Net loss per share	(14.30)	(4.13)	(3.83)

22. CHINA CONTRIBUTION PLAN

The Sohu Group’s subsidiaries and consolidated VIEs in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Group’s subsidiaries and consolidated VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group’s China-based subsidiaries and consolidated VIEs have no further commitments beyond their monthly contributions. For the years ended December 31, 2019, 2018 and 2017, the Group’s China based subsidiaries and consolidated VIEs contributed a total of $141.4 million, $150.6 million and $137.5 million, respectively, to these funds.

23. PROFIT APPROPRIATION

The Sohu Group’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable reserve funds.

On March 15, 2019, the Standing Committee of the National People’s Congress of the PRC issued the Law of the People’s Republic of China on Foreign Investment (the “Foreign Investment Law”), which took effect on January 1, 2020 and replaced the Law of the People’s Republic of China on Foreign Investment Enterprises, promulgated on April 12, 1986 and most recently amended on September 3, 2016 (the “Replaced Foreign Investment Enterprises Law”), and certain other laws and regulations relating to foreign investment. On December 12, 2019, the State Council of the PRC also issued the Implementing Regulations of the Foreign Investment Law., which became effective on January 1, 2020.

Under the China Foreign Investment Enterprises Laws and its supplemental regulations those of the Group’s China-based subsidiaries that are considered under PRC law to be WFOEs are required to make appropriations from their after-tax profit as determined under generally accepted accounting principles in the PRC (the “after-tax-profit under PRC GAAP”) to non-distributable reserve funds, including (i) a general reserve fund and (ii) a staff bonus and welfare fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as general reserve fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriation for the other reserve fund is at the Group’s discretion as determined by each entity. Alternatively, after January 1, 2020, those China-based subsidiaries of the Group that are wholly foreign-owned enterprises may choose to make appropriations from their after-tax-profit under PRC GAAP to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund, in compliance with the requirements of the Company Law of the PRC (the “Company Law”) that apply to PRC domestically-funded enterprises.

Pursuant to the Company Law, those of the Group’s China-based subsidiaries that are considered under PRC law to be domestically funded enterprises, as well as the Group’s VIEs, are required to make appropriations from their after-tax-profit under PRC GAAP to non-distributable reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit under PRC GAAP is required to be set aside as statutory surplus fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by each entity.

Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable entity.

For the years ended December 31, 2019, 2018 and 2017, the total amount of profits contributed to these funds by the Group was $10.4 million, $7.3 million and $12.0 million, respectively. As of December 31, 2019 and 2018, the total amount of profits contributed to these funds by the Group was $80.7 million and $70.3 million, respectively.

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

24. CONCENTRATION RISKS

Because its operations are substantially conducted in the PRC, the Sohu Group is subject to PRC-related political, economic and legal risks. Besides these risks, the Sohu Group may also have the following concentration risks.

Operation Risk

For the years ended December 31, 2019, 2018 and 2017, there were no revenues from customers that individually represent greater than 10% of the total online advertising revenues.

For the year ended December 31, 2019, revenues from TLBB were $215.2 million, accounting for approximately 49% of Changyou’s online game revenues, approximately 47% of Changyou’s total revenues and approximately 12% of the Sohu Group’s total revenues. For the year ended December 31, 2019, revenues from Legacy TLBB Mobile were $101.1 million, accounting for approximately 23% of Changyou’s online game revenues, approximately 22% of Changyou’s total revenues, and approximately 5% of the Sohu Group’s total revenues.

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

Credit Risk

As of December 31, 2019, approximately 64% of the Sohu Group’s cash and cash equivalents and short-term investments were held in 23 financial institutions in Mainland China. The remaining cash and cash equivalents and short-term investments were held primarily in financial institutions in Hong Kong and Macao.

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

Management expects that any additional institutions that the Sohu Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Sohu Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2019 and 2018, the Sohu Group held its cash and bank deposits in different financial institutions and held no more than approximately 24% and 35%, respectively, of its total cash at any single institution.

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

25. RESTRICTED NET ASSETS

Relevant PRC law and regulations permit payment of dividends by PRC-based operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a PRC-based operating entity is required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (see Note 23) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations, PRC-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from PRC-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2019, the Group had restricted net assets in the amount of $428.5 million.

26. SUBSEQUENT EVENTS

The outbreak of the novel coronavirus disease that has been designated as COVID-19, which emerged in late December 2019 and has spread around the world in 2020, has affected economic activity across many industries in China, including the online advertising industry. Measures imposed by the PRC government, including travel restrictions, school closings, extended holidays, and requirements that most business be conducted remotely, have interrupted the operation of businesses in various areas. This, in turn, has caused a reduction in the Company’s advertising revenues, and an increase in traffic acquisition costs of Sogou, both of which have had and could continue to have an adverse effect on the Company’s results of operations. As the future extent and effect of the COVID-19 virus in China and the world are difficult to predict, the related financial impact on the Company’s future results of operations cannot be reasonably estimated at this time.

On April 3, 2020, the Company’s indirect wholly-owned subsidiary Sohu Game, as borrower, and Sohu.com Limited, as guarantor, entered into a facility agreement (the “Facility Agreement”) with ICBC Tokyo pursuant to which ICBC Tokyo agreed to provide a term loan facility of up to $250 million (the “Term Facility”), subject to customary conditions, to be used to finance the consummation of the Changyou Merger and the related transactions and to pay related fees and expenses associated with the Changyou Merger. The Term Facility will consist of (i) a one-year term facility for term loans of up to $100 million (the “One-Year Facility”) and (ii) a four-year term facility for term loans of up to $150 million (the “Four-Year Facility”). The outstanding principal amount of the loans under the One- Year Facility will be due in full on the one-year anniversary of the date of the first utilization of the One-Year Facility. The outstanding principal amount of the loans under the Four-Year Facility will be due in installments, with $7.5 million due and payable at the end of each of the second and third calendar years during the term of the Four-Year Facility and the remaining outstanding principal amount due and payable on the fourth anniversary of the date of the first utilization of the One-Year Facility. The Term Facility will be available for drawdown from the date of the Facility Agreement until six months after the date of the Facility Agreement, and the Term Facility may be drawn in up to three installments by Sohu Game at its election. The Term Facility bears interest at a rate of Three Month LIBOR plus a margin of 1.75%, with LIBOR to be determined by ICBC on the basis of the London InterBank Offered Rate published two business days before the first day of each three calendar month interest period. Accrued interest will be paid every three calendar months on the first day after the end of each such three-month interest period. The obligations of Sohu Game as borrower under the Term Facility are initially fully guaranteed by Sohu.com Limited, and are initially secured by first priority share pledges or mortgages over 97.9% of the outstanding equity interests in Changyou. In addition, Sohu Game is required to cause Changyou, within one (1) month after the initial funding under the Term Facility, to pledge a deposit certificate evidencing an RMB deposit equivalent to not less $125 million at an exchange rate of $1.00 = RMB7.20 and, within three months after the initial funding under the Term Facility, to pledge RMB deposit certificates evidencing amounts at least equivalent to the Facility Agreement amount (including the initial $125 million-equivalent deposit certificate). Upon the effectiveness of such additional pledge, Sohu’s guarantee and all share pledges or mortgages over the outstanding equity interests in Changyou will be released and discharged. On April 16, 2020, Sohu Game made a drawdown in the amount of $192 million under this Term Facility.

On April 17, 2020, the Company completed the acquisition of all outstanding shares of Changyou that Sohu did not already beneficially own, through the Changyou Merger, in which Sohu’s newly-formed indirectly wholly-owned subsidiary Changyou Merger Co. merged with and into Changyou.com Limited, with Changyou.com Limited being the surviving company. Pursuant to the plan of merger for the Changyou Merger, each Class A ordinary share of Changyou (each, a “Changyou Class A Ordinary Share”) issued and outstanding immediately prior to the effectiveness of the Changyou Merger, other than the Class A ordinary shares held by the Company, was cancelled in exchange for the right to receive $5.40 in cash without interest, and each outstanding American depositary share of Changyou (each a “Changyou ADS,” representing two Changyou Class A Ordinary Shares) was cancelled in exchange for the right to receive $10.80 in cash without interest. Because Changyou Merger Co. owned over 90% of the voting power represented by all issued and outstanding shares of Changyou prior to the effectiveness of the Changyou Merger and the Changyou Merger was in the form of a short-form merger in accordance with section 233(7) of the Companies Law of the Cayman Islands, the Changyou Merger was not subject to a vote of the shareholders of Changyou. As a result of the Changyou Merger Changyou has become a privately-owned company wholly owned directly and indirectly by Sohu and Changyou ADSs are no longer listed on the Nasdaq Global Select Market.

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no other material events or transactions needing recognition or disclosure found.

27. ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

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

As of December 31, 2018 and 2019, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

SOHU.COM LIMITED

CONDENSED BALANCE SHEETS

(In thousands)

	As of December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$16,492	$3,756
Prepaid and other current assets	1,169	744
Due from subsidiaries and VIEs	470,649	530,182

Total current assets	488,310	534,682
Interests in subsidiaries and VIEs	224,679	22,093
Other assets, net	27,736	27,736

Total assets	$740,725	$584,511

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	7,472	3,757
Long-term liabilities	144,414	152,300

Total liabilities	151,886	156,057

Shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 39,229 shares and 39,269 shares, respectively, issued and outstanding as of December 31, 2018 and 2019)	39	39
Additional paid-in capital	958,883	948,201
Accumulated other comprehensive income	24,718	24,351
Accumulated deficit	(394,801)	(544,137)

Total shareholders’ equity	588,839	428,454

Total liabilities and shareholders’ equity	$740,725	$584,511

SOHU.COM LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2017	2018	2019
Revenues	$0	$0	$0
Cost of revenues	0	0	0

Gross profit	0	0	0

Operating expenses:
General and administrative	8,824	12,206	2,320

Operating loss	(8,824)	(12,206)	(2,320)
Share of loss of subsidiaries and VIEs	(331,106)	(232,307)	(184,092)
Other income /(expense)	71	22	44,738
Interest income	152	5,865	225

Loss before income tax expense/(benefit)	(339,707)	(238,626)	(141,449)
Income tax expense/(benefit)	214,819	(78,544)	7,887

Net loss	(554,526)	(160,082)	(149,336)

Other comprehensive income /(loss)	34,992	(13,494)	24,351

Comprehensive loss	$(519,534)	$(173,576)	$(124,985)

SOHU.COM LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2017	2018	2019
Cash flows from operating activities:
Net loss	$(554,526)	$(160,082)	$(149,336)
Adjustments to reconcile net loss to net cash provided by operating activities:
Investment loss from subsidiaries and VIEs	331,106	232,307	184,092
Share-based compensation expense /(benefit)	(814)	(1,916)	395
Others	0	(993)	0
Changes in current assets and liabilities:
Due from subsidiaries and VIEs	0	(2,963)	(59,533)
Prepaid and other current assets	3,933	(3,996)	425
Tax liabilities	222,350	(79,569)	7,886
Accrued liabilities	(8,194)	1,892	(3,715)

Net cash used in operating activities	(6,145)	(15,320)	(19,786)

Cash flows from investing activities:
Dividend received	0	0	7,050

Net cash used in operating activities	0	0	7,050

Net decrease in cash, cash equivalents, restricted cash and restricted time deposits	(6,145)	(15,320)	(12,736)
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of year	8,990	2,845	16,732
Cash and cash equivalents, restricted cash and restricted time deposits of Sohu.com Limited at the date of the liquidation of Sohu.com Inc.	0	29,207	0

Cash, cash equivalents, restricted cash and restricted time deposits at end of year	$2,845	$16,732	$3,996

Reconciliation of cash, cash equivalents, and restricted time deposits to the condensed balance sheets:
Cash and cash equivalents	$2,845	$16,492	$3,756
Restricted time deposits included in other assets	0	240	240

Total cash, cash equivalents, restricted cash and restricted time deposits at end of year	$2,845	$16,732	$3,996