Form 20-F
period 2020-12-31
Sohu.com Ltd
filed 2021-03-18
CIK 1734107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 39,306,323 ordinary shares, par value $0.001 per share, as of December 31, 2020.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes     ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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
In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•
“we,” “us,” “our,” “our company,” “our Group,” the “Sohu Group,” the “Group,” and “Sohu” refer to Sohu.com Limited (or our predecessor Sohu.com Inc., as applicable), and unless the context requires otherwise, include its subsidiaries and variable interest entities. Sohu.com Inc., a Delaware corporation, was dissolved on May 31, 2018 and Sohu.com Limited, which before then was a direct wholly-owned subsidiary of Sohu.com Inc., replaced Sohu.com Inc. as the top-tier,
publicly-traded holding company of the Sohu Group. See “Information on the Company-History and Development of the Company” in Item 4 of this annual report.

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

•	“HNTE” refers to high and new technology enterprises;

•	“IVAS” refers to our Internet value-added services;

•	“IPO” refers to an initial public offering;

•	“KNSE” refers to key national software enterprises;

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
This annual report on Form
20-F
includes our audited consolidated statements of comprehensive income/(loss) for the years ended December 31, 2018, 2019, and 2020 and audited consolidated balance sheets as of December 31, 2019 and 2020.
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
Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017, trading under the symbol “SOGO.” On September 29, 2020, Sogou entered into a definitive agreement and plan of merger (as amended as of December 1, 2020, the “Sogou Merger Agreement”) with THL A21 Limited (“THL”), TitanSupernova Limited (“Tencent Merger Sub”), and Tencent Mobility Limited (“TML”), each of which is a direct or indirect wholly-owned subsidiary of Tencent, that contemplates that Tencent Merger Sub will be merged with and into Sogou in an all-cash
going-private transaction (the “Sogou Merger”). Also on September 29, 2020, we and our indirect wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”) entered into a share purchase agreement with Tencent Merger Sub (as amended as of December 1, 2020, the “Tencent/Sohu Sogou Share Purchase Agreement”), pursuant to which we agreed to sell all of the Sogou Class A Ordinary Shares and Sogou Class B Ordinary Shares owned by us to Tencent shortly before the effectiveness of the Sogou Merger (the “Tencent/Sohu Sogou Share Purchase”). If the Tencent/Sohu Sogou Share Purchase is completed, we will no longer have any beneficial ownership interest in Sogou, and if the Sogou Merger is completed, Sogou will become an indirect wholly-owned subsidiary of Tencent and will no longer be listed on the NYSE. See “Item 4. Information on the Company—History and Development of the Company” for a more detailed description of the transactions contemplated by the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement.
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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading Chinese online media, game and search service group in China;

•	our expected development, launch and market acceptance of our products and services;

•	our various initiatives to implement our business strategies to expand our business;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online media, search and game industries in China

•
the impact of the completion or termination of the currently pending Tencent/Sohu Sogou Share Purchase and Sogou Merger described in “Item 4. Information on the Company-History and Development of the Company;” and

•	the PRC government policies relating to the Internet and Internet content providers, including online media, search and game developers and operators.
Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results, and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results.
Risks and uncertainties affecting the Tencent/Sohu Sogou Share Purchase and the Sogou Merger include the possibility that they will not occur as planned if events arise that result in the termination of the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement, or if one or more of the various closing conditions to the Tencent/Sohu Sogou Share Purchase and the Sohu Merger, including anti-trust clearance of the Tencent/Sohu Sogou Share Purchase under PRC law, are not satisfied or waived.
We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with all other parts of this annual report, including the risk factors set forth in Item 3. See “Key Information-Risk Factors”
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.

ITEM 3.	KEY INFORMATION
Selected Consolidated Financial Data
The following tables present the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019, and 2020 and the consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page
F-1.
The selected consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 and our consolidated balance sheets data as of December 31, 2016, 2017, and 2018 have been derived from prior-period consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not indicate the results that may be expected for any future periods.
As of August 12, 2019, we deconsolidated Changyou’s cinema advertising business as a result of Changyou ceasing the business’s operations. Accordingly, the historical financial results of the cinema advertising business for periods from January 1, 2018 to August 12, 2019 are reflected in our audited consolidated financial statements included in this annual report as discontinued operations, and historical results discussed elsewhere in this annual report exclude such results unless they are expressly included.

Because of our entry into the Tencent/Sohu Sogou Share Purchase Agreement, the historical financial results of Sogou for periods from January 1, 2018 to December 31, 2020 are reflected in our audited consolidated financial statements included in this annual report as discontinued operations, and historical results discussed elsewhere in this annual report exclude such results, unless they are expressly included. See “Item 4. Information on the Company-History and Development of the Company” for a more detailed description of the transactions contemplated by the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement.
Selected Consolidated Statements of Comprehensive Income/(Loss) Data

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(In thousands, except per ADS data)
Statements of Comprehensive Income Data:
Revenues:
Brand advertising	$450,448	$315,235	$232,339	$175,056	$146,526
Online games	395,709	449,533	389,788	440,902	536,684
Others	77,905	97,937	68,048	57,845	66,680

Total revenues	924,062	862,705	690,175	673,803	749,890
Cost of revenues (1):
Brand advertising	371,066	363,624	184,473	126,406	105,604
Online games	96,168	62,775	60,981	88,992	91,526
Others	43,879	66,467	43,562	28,249	20,307

Total cost of revenues	511,113	492,866	289,016	243,647	217,437

Gross profit	412,949	369,839	401,159	430,156	532,453

Operating expenses:
Product development (1)	219,121	245,536	246,155	234,852	241,941
Sales and marketing (1)	299,020	237,252	236,898	204,665	159,787
General and administrative (1)	94,964	86,448	70,129	54,591	57,354
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	0	86,882	16,369	7,245	0

Total operating expenses	613,105	656,118	569,551	501,353	459,082

Operating profit/(loss)	(200,156)	(286,279)	(168,392)	(71,197)	73,371

Other income/(expense), net	19,832	13,207	30,701	7,963	25,993
Interest income	17,302	15,012	16,036	6,103	7,369
Interest expense	(1,356)	(4,088)	(17,538)	(14,370)	(6,234)
Exchange difference	7,456	(7,303)	3,301	1,430	(3,800)

Income/(loss) before income tax expense/(benefit)	(156,922)	(269,451)	(135,892)	(70,071)	96,699
Income tax expense/(benefit)	23,311	258,214	(14,586)	28,428	133,226

Net loss from continuing operations	(180,233)	(527,665)	(121,306)	(98,499)	(36,527)
Net income/(loss) from discontinued operations, net of tax	65,260	57,662	53,947	55,108	(91,793)

Net loss	(114,973)	(470,003)	(67,359)	(43,391)	(128,320)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders	46,031	14,050	41,732	58,223	18,448
Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	63,017	70,473	50,991	47,722	(60,656)

Net loss from continuing operations attributable to Sohu.com Limited	$(226,264)	$(541,715)	$(163,038)	$(156,722)	$(54,975)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited	2,243	(12,811)	2,956	7,386	(31,137)

Net loss attributable to Sohu.com Limited	$(224,021)	$(554,526)	$(160,082)	$(149,336)	$(86,112)

Net loss	$(114,973)	$(470,003)	$(67,359)	$(43,391)	$(128,320)
Other comprehensive income/(loss)	(77,155)	68,429	(37,339)	(13,069)	11,972

Comprehensive loss	(192,128)	(401,574)	(104,698)	(56,460)	(116,348)

Less: Comprehensive income attributable to noncontrolling interest shareholders	78,824	117,960	61,376	93,244	(35,074)

Comprehensive loss attributable to Sohu.com Limited.	(270,952)	(519,534)	(166,074)	(149,704)	(81,274)
Basic net (loss)/income per ADS
Continuing operations	$(5.85)	$(13.94)	$(4.18)	$(3.99)	$(1.39)
Discontinued operations	0.06	(0.33)	0.07	0.19	(0.79)
Net loss per share	(5.79)	(14.27)	(4.11)	(3.80)	(2.18)

Shares used in computing basic net (loss)/income per ADS	38,706	38,858	38,959	39,249	39,452

Diluted net (loss)/income per ADS
Continuing operations	$(5.89)	$(13.98)	$(4.20)	$(4.01)	$(1.40)
Discontinued operations	0.06	(0.32)	0.07	0.18	(0.79)
Net loss per share	(5.83)	(14.30)	(4.13)	(3.83)	(2.19)

Shares used in computing diluted net (loss)/income per ADS	38,706	38,858	38,959	39,249	39,452

(1)	Share-based compensation expenses are included in the following financial statements line items:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(In thousands)
Cost of revenues	$195	$(342)	$(739)	$142	$720
Product development expenses	3,570	7,078	(4,182)	1,364	7,325
Sales and marketing expenses	578	1,614	(920)	(326)	460
General and administrative expenses	5,927	13,404	(6,267)	1,170	5,975
The negative amounts in the table above resulted from
re-measured
compensation expense based on the then-current fair value of the awards on the reporting date.
Selected Consolidated Balance Sheet Data

	As of December 31,
	2016	2017	2018	2019	2020
	(In thousands)
Balance Sheets Data:
Cash and cash equivalents	$764,731	$669,646	$634,310	$162,662	$217,057
Restricted cash	0	3,928	3,539	3,290	330,791
Restricted time deposits	240	240	244,150	240	101,519
Working capital	918,522	1,472,485	1,131,571	914,801	970,142
Total assets	2,592,450	3,442,985	3,372,956	2,691,864	2,822,121
Short-term bank loans	0	61,216	129,677	114,528	315,550
Long-term bank loans	0	122,433	302,323	0	92,000
Total liabilities	1,034,655	1,625,748	1,820,005	1,384,947	1,790,140
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 38,742 shares, 38,898 shares, 39,229 shares, 39,269 shares, and 39,306 shares, respectively, issued and outstanding as of December 31, 2016, 2017, 2018, 2019, and 2020)	45	45	39	39	39
Total Sohu.com Limited shareholders’ equity	993,580	750,634	588,840	428,454	347,369
Noncontrolling interest	564,215	1,066,603	964,111	878,463	684,612
Total shareholders’ equity	1,557,795	1,817,237	1,552,951	1,306,917	1,031,981

Risk Factors
Risks Related to Our Business
We are subject to the risks associated with operating in an evolving market.
As a company operating in the rapidly evolving PRC Internet market, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	continue to attract users to remain with us and use our products and services as the primary means of surfing the Internet switches from traditional PCs to mobile phones and other portable devices;

•	continue to attract a large audience to our matrices of Chinese language content and services by expanding the type and technical sophistication of the content and services we offer;

•	maintain and develop a sufficiently large advertiser base for our brand advertising and search and search-related advertising businesses;

•	maintain and attract online game users by periodically updating our existing online games and developing and launching new online games;

•	increase the revenues derived from our fee-based services and products we offer online;

•	build our businesses such as Sohu Media Portal, Sohu Video, Focus, online games, search and search-related, and other businesses successfully;

•	attract and retain qualified personnel; and

•	effectively control our increased costs and expenses.
Our operating results are likely to fluctuate significantly and may differ from market expectations.
Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors which could have an adverse impact on our business. Our online advertising revenue often fluctuates as our advertisers adjust their online marketing spending as their industries go through business and economic cycles. We rely on third-party providers for high-quality news, video, audio and text content in order to make our Internet platforms, which include our Websites and our applications optimized for mobile devices, or Mobile Apps, more attractive to users and advertisers. Over the years, video content costs have escalated sharply and have adversely affected our operating results. In an attempt to reduce these costs, we have gradually shifted our video strategy from purchasing expensive head content to self-producing content, which generally generates less user traffic and revenues than purchased content does and has adversely affected, and may continue to adversely affect, our brand advertising revenues. Sogou incurred substantial traffic acquisition costs to expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, and we expect such increases to continue. A significant portion of our online game revenue is attributable to Changyou’s PC game TLBB. However, the popularity of PC games continues to decline as game players have switched to mobile devices to access online games. Despite Changyou’s efforts to improve TLBB, our game players may nevertheless lose interest in it over time and TLBB’s popularity, revenues and profitability may decline accordingly. If Changyou fails to improve and update TLBB on a timely basis, or if Changyou’s competitors introduce more popular games, including mobile games, catering to Changyou’s game-player base, the decline in TLBB’s popularity can be expected to accelerate, which could cause a significant decrease in our revenues.
We have depended on revenues from Sogou’s search and search-related advertising services and from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.
For the year ended December 31, 2020, 53% of our total revenues and 74% of our online game revenues were derived from TLBB and Legacy TLBB Mobile and if Sogou’s revenues had been included in our total revenue rather than as discontinued operations, 50% of our total revenues would have been derived from Sogou’s search and search-related advertising services. If Changyou’s revenues from TLBB and Legacy TLBB Mobile continue to decline as they have in recent years, or if Changyou’s online game revenues from games other than TLBB and Legacy TLBB Mobile do not grow or if they decrease, or if the Tencent/Sohu Sogou Share Purchase and the Sogou Merger are not completed and Sogou’s search and search-related advertising revenues do not grow or if they decrease, our revenues, net income, and operating cash flows will be adversely affected. Furthermore, any interruptions in TLBB’s and Legacy TLBB Mobile’s operations, or, if the Tencent/ Sohu Sogou Share Purchase and the Sogou Merger are not completed, any interruptions in Sogou’s search and search-related advertising services, could cause significant decreases in our revenues, net income, and operating cash flow. For example, Sogou suspended part of its advertising services for 10 days in July 2018 in order to implement remedial measures to ensure compliance with government regulations following a government investigation into certain non-compliant
advertisements created by a third party unrelated to Sogou and displayed on Sogou’s platform. See “Risks Related to Sogou Inc.—Risks Related to Sogou’s Business —Sogou may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through its search results.”

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
We have many competitors in the PRC Internet market, including among others Alibaba, Baidu, and Tencent, which are the three dominant Internet companies in China, as well as 58.com, Autohome, Beijing Kunlun Tech Co., Ltd., BitAuto, Bilibili, Ctrip, Douyin, Douyu, Fang, Giant Network Group Co., Ltd., Huya, IGG Inc., iQIYI, Kingsoft, Kuaishou, Leju, Mango TV, Meituan Dianping, NetEase, Perfect World Co., Ltd., Phoenix, Qutoutiao, Qunar, Sina, TouTiao, Wuhu 37 Interactive Entertainment Network Technology Group Co., Ltd., YOOZOO Games Co., Ltd., Youku, YY, and Zhejiang Century Huatong Group Co., Ltd. (formerly known as Shanda Games Limited). We compete with our peers and competitors in China primarily on the following basis:

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
As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing businesses. Our acquisitions could result in the use of substantial amounts of cash, issuance of potentially dilutive equity securities, significant impairment losses related to goodwill or amortization expenses related to intangible assets, and exposure to undisclosed or potential liabilities of acquired companies. Companies that we have invested in could be adversely affected by the novel coronavirus disease
(“COVID-19”)
outbreak, which may lead to impairment in the fair values of our investments and in turn adversely affect our financial condition and operating results.
In 2017 Changyou recognized a $83.5 million impairment loss for goodwill and a $3.4 million impairment loss for intangible assets relating to the MoboTap business, which Changyou disposed of in 2018; in 2018 Changyou recognized a $16.4 million impairment loss for goodwill relating to the 17173.com Website; in 2019 Changyou ceased operation of its cinema advertising business and recognized a $17.0 million impairment loss related to the assets of the business. Also in 2019, Sohu recognized a $7.2 million impairment loss for a domain name related to the 56.com Website, and a total of $23.2 million in impairment losses for equity investments in a third-party entity.
We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other amortizable intangible assets.
We are required under U.S. GAAP to test for goodwill impairment annually or more frequently if facts and circumstances warrant a review. Currently our brand advertising business is losing money, and goodwill will be impaired if the losses continue. We are also required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. For example, we recognized impairment losses of $10.4 million, $4.0 million and $1.5 million, respectively, in 2018, 2019 and 2020 with respect to Sohu Video’s purchased video content.
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
The retention and growth of personnel requires significant time and resource commitments from us and our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or anticipate our future growth, our business could be adversely affected. As we have approximately 7,600 employees, it can be difficult for us to fully monitor each employee’s behavior. In addition, as we have several branch offices in China, it is harder for us to monitor and regulate the overall behavior of our branch offices or of individual employees at such branch offices, to effectively implement our strategy to local offices and to manage the growth of these local operations. We cannot assure you that we will be able to maintain policies and procedures that are rigorous enough or that we will be able to cause all of our employees or all of our branch offices to behave in conformity with those policies and procedures, or to ensure that our employees will not engage in conduct that could expose us to third-party liability or governmental sanctions, which may limit our future growth and hamper our business strategy. Additionally, our business relies on our financial reporting and data systems (including our systems for billing users of our fee-based
services), which have grown increasingly complex, due to acquisitions and the diversification and complexity of our business. Our ability to operate our business efficiently depends on these systems, and if we are unable to adapt to these changes, our business could be adversely affected.

Moreover, to keep pace with the rapidly developing and evolving Internet industry, we must continually explore new products, services or revenue models for our business. Since we may have limited experience in new business areas, we may fail to manage growth and adapt to industry trends and business models.
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
We rely on third party providers for high-quality news, video, audio and text content in order to make our Internet platforms more attractive to users and advertisers. Our content providers may increase the fees they charge us for their content, which would cause our costs and operating expenses to increase and could affect our ability to obtain content at an economically acceptable cost. Video content purchase costs have escalated sharply in recent years. If we are not able to purchase or produce enough video content, the size of our video library will be reduced and our attractiveness to users will be severely impaired and advertisers may choose not to advertise through our Internet platforms. Except for exclusive content that we obtain from certain of our video content providers, much of the third-party
content provided to our Internet platforms is also available from other sources or may be provided to other Internet companies. If other Internet companies present the same or similar content in a superior manner, it would adversely affect our user traffic.
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
Our future success is heavily dependent upon the services of our key executives, particularly Dr. Charles Zhang, who is the founder, Chief Executive Officer, Chairman of the Board, and a major shareholder of our company. We rely on his expertise in our business operations. For Changyou, we rely heavily on the services of Dewen Chen, Changyou’s Chief Executive Officer. For Sogou, we rely heavily on the services of Xiaochuan Wang, Sogou’s Chief Executive Officer. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to replace them easily and our business may be severely disrupted. In addition, if any of our key executives or employees joins a competitor or forms a competing company, we may lose know-how,
key professionals and staff members as well as customers, suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition
and
non-solicitation
agreement with us. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition
agreements governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions.
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
Our financial, operational, and administrative resources may be inadequate to sustain the growth we want to achieve. As the demands of our users and the needs of our customers change, the number of our users and volume of advertising increase, requirements for maintaining sufficient servers to provide high-definition online video and to provide game players smooth online game experiences increase, requirements for search traffic and users’ requirements as to the quality of search services increase, and mobile activities increase, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

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
We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. For example, a third-party Internet platform operator might provide its users access to video content on our Internet platforms while blocking Internet advertisements embedded in our video content, which could adversely affect our advertising revenues and our reputation with our current and potential advertising clients. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. For example, some of our self-developed Web series video productions were disseminated by third parties without our authorization. Furthermore, under the
Patent Law
, the State Council’s Patent Administration Department may grant a compulsory license to individuals or entities to use one or more of our patents if our exploitation of the patents has been determined to violate the antitrust laws. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Future litigation could result in substantial costs and diversion of resources. We cannot be certain that judgments from the lawsuits will be issued in our favor, or that any resulting damages will cover our business losses and litigation expenses. If our campaigns and lawsuits against piracy do not achieve their intended effect, our business and operation may be adversely affected.
We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.
We cannot be certain that the products, services and intellectual property used in our normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business and have in the past been, and may in the future be, required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages or fines, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question. In March 2008, we were sued by four major record companies, Sony BMG, Warner, Universal and Gold Label, which alleged that we had provided music search links and download services that violated copyrights they owned. Although the lawsuits were settled in 2013 without any payment of damages by us, we may be subject to similar lawsuits in the future. In addition, it is possible that content on our Internet platforms, which not only includes content developed by us but also provides a platform for a significant amount of content generated by others, may violate the intellectual property rights of third parties. As we produce more self-developed content for our Internet platforms as part of our new content strategy, we, as the primary provider of such content, may incur relatively higher monetary liability if such content is found to have infringed the intellectual property rights of third parties. Also, as we increasingly rely on content provided by third-party UGC and PGC providers on our Internet platforms, either developed by the outlets themselves or adapted from content of parties separate from such outlets, it will become increasingly difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims. Furthermore, PRC governmental authorities have recently been drawing attention to issues regarding the infringement of online intellectual property rights. For example, a governmental program, called the “Jian Wang Campaign,” aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2020, which targets copyright infringement related to the online transmission of games, music, and other copyrighted audio-visual works on or through
e-commerce,
online education, knowledge sharing, and other social platforms, and aims to strengthen the protection of online literature, application software, and other copyrighted content, was launched on June 12, 2020.

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
We could be exposed to liability for the selection of listings that may be accessible through our Internet platforms or through content and materials that our users may post using our interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information. We also offer
Web-based
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
We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including Sohu.com logos, Sohu Fox logos, www.focus.com.cn, Sohu Focus, GoodFeel logos, Go2Map, Sogou’s name, trademarks relating to Sogou products such as Sogou Input Method, Sogou logos, trademarks relating to Changyou products such as ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. Changyou has the right to use trademarks including TLBB, TLBB logos, and TLBB 3D for its PC game TLBB and its mobile games TLBB 3D and Legacy TLBB Mobile under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. We have also applied for patents relating to our business. While we have succeeded in registering the trademarks for most of these marks in the PRC under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of marks under other classes are still under examination by the Trademark Office of the China National Intellectual Property Administration (the “CNIPA”) and relevant authorities overseas. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the Patent Office of the CNIPA. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.
We may be subject to claims for invasion of personal privacy, which may force us to incur legal expenses and, if determined adversely to us, disrupt our business.
We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to audio, video and other content either on our platform or from other Websites through our platform. Procedures that we have designed to reduce the likelihood that content will be used without proper licenses or third-party consents may not be effective in preventing the unauthorized posting or sharing of content. We cannot be certain that content uploaded or shared by our users is legal and will not violate the privacy of others, and we may be unable to anticipate the existence of such content on our platform or to implement adequate preventative measures. We may be subject to claims and legal proceedings relating to violations of the personal privacy of others in the ordinary course of our business and may be required to pay damages or fines or to restrict our activities. We are also subject to various regulatory requirements relating to the protection of personal privacy. See “Government Regulation and Legal Uncertainties - Miscellaneous - Laws and Regulations Related to Consumer Protection and Privacy Protection - Privacy Protection.” Complying with such requirements could cause us to incur substantial expenses or necessitate that we alter or change our practices in a manner that could harm our business.

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
Pending or future litigation could have an adverse impact on our financial condition and results of operations.
From time to time, we have been, and may in the future be, subject to lawsuits brought against us by our competitors, individuals, or other entities. For example, a group of plaintiffs brought a lawsuit against Changyou in the Cayman Islands claiming that they were entitled to assert dissenters’ rights in the Changyou Merger. The trial ruled in the plaintiffs’ favor, and Changyou’s appeal of the trial court’s decision to the Cayman Court of Appeal is pending. There is also a putative class action lawsuit that was filed against Sohu.com Limited, Sohu.com (Game) Limited (“Sohu Game”), Changyou, and others in the United States District Court for the Eastern District of New York that alleges violations of U.S. securities laws in connection with the Changyou Merger.
Where we can make a reasonable estimate of the liability relating to pending litigation against us and determine that an adverse result for us from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, the amount of our estimates may be inaccurate. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition and results of operations, if there were adverse determinations in legal proceedings against us we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our financial condition and results of operations.
We face risks related to natural disasters, terrorist attacks, and health epidemics, such as the
COVID-19
pandemic.
Our business has been and could in the future be adversely affected by natural disasters, such as earthquakes, floods, landslides, and tsunamis; terrorist attacks and other acts of violence or war; social instability; and recurrences of outbreaks of previous health epidemics such avian influenza, severe acute respiratory syndrome (or “SARS”), the Zika virus, and the Ebola virus; or new outbreaks of health epidemics.
COVID-19
spread rapidly in 2020 to become a worldwide pandemic. In response to the emergence of the
COVID-19
virus, the Chinese government implemented several control measure that had a negative impact on the Chinese economy, and on our business, during the first half of 2020. For example, in the first quarter of 2020, our brand advertising customers curtailed their spending on online advertising, which had an adverse impact on our results of operations. In addition, some of our advertising customers required additional time to pay us, and such trends may continue during 2021. The extent to which
COVID-19
impacts our results of operations will depend on future developments, including the possibility of a resurgence of the
COVID-19
outbreak in China, which remain uncertain and difficult to predict.
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
We generate a portion of our revenues from the sale of advertising for posting on our Internet platforms. Brand advertising revenues represented approximately 20% and 26% of our total revenues for the years ended December 31, 2020 and 2019, respectively. For the years ended December 31, 2020 and 2019, sales to our five largest advertising agencies and advertisers accounted for approximately 27% and 28%, respectively, of our total brand advertising revenues. The growth of our brand advertising revenues relies on increased revenue from the sale of advertising for posting our Internet platforms, which may be affected by many of the following risk factors:

•
The advertising market is still evolving in China. Our current and potential advertising clients may not devote a significant portion of their advertising budgets to Internet-based advertising in general, or to us in particular;

•
Changes in government policy could restrict or curtail our brand advertising services. For example, during the last several years, the PRC government enacted a series of regulations, administrative instructions and policies to restrict online medical advertising. As a result of these regulations, we may lose some of our existing medical advertising clients. For another example, see “Government Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Other Services - Real Estate Services” for a description of the Beijing Measures and other regulations affecting Focus’s business;

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
It has been, and can be expected to continue to be, necessary for us to invest significant financial, operational, strategic, technological, personnel, and other resources for our online video services. Although we have attempted to control our expenditures for online video services, in part by using relatively more self-developed video content, which we produce in house or contract with independent third-party
studios to produce for us, and relatively less content acquired from third parties, our total operating costs in this regard are still large, and continue to exceed the amount of our revenues derived from advertising on our online video platforms. Further, we compete with popular vertical online video sites, such as those operated by iQiyi, Tencent, Alibaba’s online video subsidiary Youku, and Mango TV, that have substantially greater financial resources than we do. These expenditures have had, and are likely to continue to have, an adverse impact on our operating results and have significantly strained, and can be expected to continue to strain, our resources. If we are unable to continue to expend the resources necessary to self-develop or acquire the rights to, and provide on our video platforms, quality video content, we may not be able to compete effectively against these other popular sites, or grow or maintain the level of our user traffic, which could make our video platforms less attractive to advertisers, have a negative impact on our ability to generate advertising revenues, and make it difficult for us to stem our losses from operation of our online video services or to recoup our substantial expenditures. In addition, when we obtain rights to video content from third parties we are often required to pay license fees upfront, prior to production of the content. There often are delays of several months, or sometimes up to two or three years, between our payment of such up-front
fees and the time when we are able to offer fully-developed content online and begin to receive advertising dollars. These delays have often placed, and can be expected to continue to place, significant strains on our cash flow. Our up-front
payments also subject us to a certain level of credit risk, as content producers to which we make such payments may fall into financial difficulties and be unable to deliver the content we have purchased.

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
Most of our brand advertising services are distributed by advertising agencies. In 2020, for example, approximately 67% of our brand advertising revenues were derived from advertising agencies. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. As the brand advertising market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, or to delay in payments to us, which could negatively affect our brand advertising growth and the timing of our collection of payments. During 2020 the biggest five advertising agencies in China contributed approximately 26% of our brand advertising revenues.
The expansion of Internet advertisement blocking measures may result in a decrease in our advertising revenues.
The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. For example, some Internet platforms allow their users to access video content from our Internet platforms, while completely blocking our advertisements from being viewed by their users. Since our advertising revenues are generally based on user views, the expansion of advertisement blocking on the Internet may decrease our advertising revenues because, when an advertisement is blocked, it is not downloaded from the server, which means such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our Internet platforms because of the use by third parties of Internet advertisement blocking measures. In addition, increasing numbers of browsers include technical barriers designed to prevent Internet information service providers such as us to trail the browsing history of the Internet users, which is also likely to adversely affect the growth of online advertising.

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
We have been involved in litigation based on allegations of infringement of third-party copyright and other rights, such as privacy and image rights, due to the videos displayed on our Internet platforms. See “Risks Related to Our Business - We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.” While we have implemented internal procedures to review videos uploaded by our users and remove promptly from our Internet platforms any infringing videos after we receive infringement notifications from rights owners, due to the significant number of videos uploaded by users, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our Internet platforms has subjected us to, and may in the future subject us to, claims of infringement of third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration (the “NCA”) or its local branches for alleged copyright infringement.

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
Risks Related to Our Corporate Structure
Although the Sohu Group holds substantial amounts of cash and cash equivalents, a significant portion of such cash and cash equivalents is held by Sogou, and it can be difficult for Sohu to have access to the portion held by Sogou.
Sohu has made significant expenditures in recent years, and expects to continue to do so through the current fiscal year. Although we hold a significant amount of cash and cash equivalents in the Sohu Group, the amount of cash directly available to Sohu, without including cash and cash equivalents of our subsidiary Sogou, which are now included in assets held for sale in our consolidated balance sheets, is limited. As of December 31, 2020, Sohu and Changyou together held approximately $217.1 million in cash and cash equivalents; Sogou held approximately $287.2 million in cash and cash equivalents, which was included in assets held for sale in our consolidated balance sheet.
Sohu can obtain access, for use in its business, to cash held or generated by Sogou only through dividends paid by Sogou to its shareholders, or through loans made by Sogou to Sohu. Further, if the transactions contemplated by the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement are completed as planned, Sohu will no longer have any ability to access Sogou’s cash. In addition, payment of dividends by Sogou is subject to approval of the Board of Directors of Sogou. Moreover, cash held by Mainland China-based subsidiaries and VIEs of Sogou, and also of our wholly-owned subsidiary Changyou, can only be available for distribution by Sogou or Changyou as dividends to shareholders after compliance with restrictions and requirements imposed by PRC law, including PRC profit appropriation and PRC withholding tax, that will reduce the amount available for such subsidiaries and VIEs to distribute to Sogou Inc. and Changyou.com Limited for payment of dividends to their shareholders. Further, payments of such dividends by Sogou would reduce the cash and cash equivalents of the Sohu Group as a whole, as non-controlling
shareholders of Sogou would be entitled to a pro rata share of such dividends. See “Risks Related to China’s Regulatory Environment
-Our
Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of our subsidiaries Changyou and Sogou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends or making other payments,” and “- Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax.”
Sohu’s ability to obtain loans from Sogou for use by Sohu in its business is subject to determination by the Board of Directors of Sogou that making any such loans is in the best interests of Sogou separate from Sohu.
Our interests in our wholly-owned subsidiary Changyou and in our controlled subsidiary Sogou could be diluted from the issuance of equity incentive shares.
Our percentage and economic interests in our wholly-owned subsidiary Changyou and in our controlled subsidiary Sogou could be diluted by the implementation and operation of existing or future equity incentive plans, or any equity issued by Sogou as consideration for acquisitions. For example, in August 2019 Changyou adopted a new share incentive plan that reserves Changyou Class A ordinary share for issuance, and in November 2017 Sogou adopted a share incentive plan that reserves Sogou Class A Ordinary Shares for issuance. These reserved shares, if and when issued, would reduce our percentage interests in Changyou and Sogou. The issuance of these reserved shares or the occurrence of any of such other dilutive events with respect to Changyou or Sogou in the future would cause our share of the earnings of the affected subsidiary to be reduced.

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
The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice issued in 2009 by the SAPPRFT, the NCA, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. While we are not aware of any internet company which uses the same or similar contractual arrangements as we do having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. For a detailed discussion of PRC regulations, notices and circulars with respect to such restrictions, see “Government Regulation and Legal Uncertainties—Specific Statues and Regulations - Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies” and “Government Regulation and Legal Uncertainties - Specific Statues and Regulations - Regulation of the Online Game Services - Online Games and Cultural Products.”
In addition, pursuant to the
Notice on Establishing a Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
(“Circular 6”) and the Ministry of Commerce (the “MOFCOM”) Security Review Rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions. These national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and PRC authorities may interpret these regulations to mean that the transactions implementing our VIE structures should have been submitted for review. For a discussion of these PRC national security review requirements, see “Government Regulation and Legal Uncertainties - Specific Statues and Regulations - Miscellaneous - Regulation of M&A and Overseas Listings.”
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
We may be unable to collect long-term loans to our officers and employees in connection with High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, Guanyou Gamespace, and Sogou Information or exercise control over these entities.
As of December 31, 2020, Sohu had outstanding long-term loans of $7.6 million to Dr. Charles Zhang and to certain PRC entities owned by Dr. Zhang and/or certain other employees. These long-term loans were used to finance investments in our VIEs Beijing Century High-Tech Investment Co., Ltd. (“High Century”), Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”), Tianjin Jinhu Culture Development Co., Ltd. (“Tianjin Jinhu”), Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”), Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”), and Beijing Sogou Information Service Co., Ltd. (“Sogou Information”), which are used to facilitate our participation in telecommunications, Internet content, online games and certain other businesses in China where foreign ownership is either prohibited or restricted.
The loan agreements contain provisions that, subject to PRC laws, (i) the loans can only be repaid to us by transferring the shares of High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, Guanyou Gamespace, and Sogou Information to us; (ii) the shares of High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, Guanyou Gamespace, and Sogou Information cannot be transferred by the borrowers without our approval; and (iii) we have the right to appoint all directors and senior management personnel of High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, Guanyou Gamespace and Sogou Information. Under the loan agreements the borrowers have pledged all of their shares in High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, Guanyou Gamespace, and Sogou Information collateral for the loans, and the loans bear no interest and are due on the earlier of a demand or such time as Dr. Charles Zhang or one of the other employee borrowers, as the case may be, is not an employee of Sohu. Sohu does not intend to request repayment of the loans as long as PRC regulations prohibit it from directly investing in businesses engaged in by the VIEs.

Because these loans can only be repaid by the borrowers’ transferring the shares of the various entities, our ability to ultimately realize the effective return of the amounts advanced under these loans will depend on the profitability of High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, Guanyou Gamespace, and Sogou Information, and is therefore uncertain.
Furthermore, because of uncertainties associated with PRC law, ultimate enforcement of the loan agreements is uncertain. Accordingly, we may never be able to collect these loans and we may not be able to continue to exercise influence over High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, Guanyou Gamespace, and Sogou Information.
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
While the Chinese economy has grown significantly over the past thirty years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 6.6% in 2018, to 6.0% in 2019, and to 2.3% in 2020. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.
The PRC legal system embodies uncertainties which could limit the legal protections available to us and you, or could lead to penalties on us.
The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our PRC operating subsidiaries Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”), Beijing Sohu New Era Information Technology Co., Ltd., (“Sohu Era”), Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), Fox Information Technology (Tianjin) Limited (“Video Tianjin”), Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”), Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”), Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”), and Beijing Sogou Network Technology Co., Ltd. (“Sogou Network”) are WFOEs, which are enterprises incorporated in China and wholly-owned by our indirect off-shore
subsidiaries. Those WFOEs are subject to laws and regulations applicable to foreign investment in China. In addition, all of our subsidiaries and VIEs are incorporated in China and subject to all applicable Chinese laws and regulations. Because of the relatively short period for enacting such a comprehensive legal system, it is possible that the laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. Such uncertainties may also make it easier for others to infringe our intellectual property without significant cost, and new entrants to the market may tend to use gray areas to compete with us. In addition, uncertainties in the PRC legal system may lead to penalties imposed on us because of a difference in interpretation of the applicable law between the relevant governmental authority and us. For example, under current tax laws and regulations, in order to be entitled to the preferential tax treatment afforded to “Software Enterprises” or KNSEs we are responsible for conducting a self-assessment and filing required supporting documentation with tax authorities. However, since there is no clear guidance as to the applicability of certain areas of preferential tax treatment, we may be found to be in violation of the tax laws and regulations based on the interpretation of local tax authorities with regard to the applicable tax rates, and therefore might be subject to penalties, including monetary penalties. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.
The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.
In 2007, the Standing Committee of the National People’s Congress enacted the
Labor Contract Law
, which was amended on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have
an unlimited term. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law. For example, there are regulations which require that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any unused annual leave days at a rate of three times their daily salary, subject to certain exceptions.

Under the
PRC Social Insurance Law
and the
Administrative Measures on Housing Fund
, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.
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
The Catalogue of Classification of Internet Audio-Video Program Services (Trial) issued by the SAPPRFT on March 17, 2010 and amended on March 10, 2017, classifies the business of providing public program searching and watching services through the Internet to the public as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. Sohu Internet received a renewal of a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT on June 20, 2020. However, Sogou Information has not yet been granted such a license. If Sogou’s provision of video search services is later challenged by the NRTA, which was established in connection with the reorganization of the SAPPRFT in 2018 and assumed certain responsibilities previously held by the SAPPRFT, such as the issuance of Permits for Network Transmission of Audiovisual Programs, we may be subject to severe penalties, including fines or the suspension of our video search services or even our operations. In addition, Sohu’s online video businesses are operated under various Internet platforms, such as sohu.com, Focus.cn and sogou.com, but current PRC laws and regulations are lack of clear provisions indicating whether it is permissible to provide video services over several Internet platforms that are owned by a single company under one permit and the NRTA might claim that such operation under one permit is not allowed under the
Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services
. If the NRTA were to make such a claim, we could face penalties from the NRTA, such as fines, cancellation of our existing permit, or the forced discontinuation or restriction on our video services or even our operations. If we are ordered to suspend our services, our user traffic will be reduced and therefore our revenues will be negatively affected.
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
The Cyberspace Administration of China (the “CAOC”) issued a series of regulations and administrative measures regulating Internet users’ social accounts accessible by the public, group information platforms, BBS communities, and news information platforms, which require Internet platform operators to establish specific management rules for their platforms, and subject them to various specific obligations. See “Government Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Internet Information Services” and “Government Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Online News Dissemination and Online News Search Services” for further descriptions of the Internet platform operators’ obligations as required by several administrative measures issued by the CAOC. Complying with such requirements could cause us to incur substantial expense or necessitate that we alter or change our existing practices in a manner that could harm our business.
On February 7, 2021, the Anti-Monopoly Committee of the State Council issued the
Anti-Monopoly Guidelines for the Platform Economy Sector
(the “Platform Guidelines”), which provide guidance on competition and compliance for companies operating in Internet-related businesses. While we do not expect that the Platform Guidelines and related regulations will have a material impact on our business and results of operations, such regulations may increase our compliance burden in our already highly-regulated industry. Further, the Platform Guidelines are indications of PRC governmental authorities’ continual enhancement of anti-monopoly law enforcement and supervision of internet platform operators.
PRC laws, rules, regulations and governmental policies governing the online lending industry and microcredit businesses are at a relatively early stage, and can be expected to continue to evolve. Although Sogou has not made new loans to borrowers since September 30, 2020 and while Sogou was making loans Sogou implemented measures intended to comply with applicable PRC laws and regulations governing its online lending and microcredit businesses, due to the lack of clear interpretation and rules regarding the implementation of such laws and regulations, the measures Sogou took may not have been sufficient to ensure such compliance. Failure to comply with such laws and regulations could result in Sogou’s being subject to, among other things, regulatory warnings, fines, or criminal penalties.

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
PRC laws and regulations, such as the M&A Rules, which were jointly issued by six PRC regulatory agencies on August 8, 2006 and were amended on June 22, 2009, the Anti-Monopoly Law, Circular 6 and the MOFCOM Security Review Rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. The Platform Guidelines stipulate that any business combinations or acquisitions of control (“Concentrations of Undertakings”) involving VIE structures fall within the scope of anti-monopoly review. If a Concentration of Undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such Concentration of Undertakings to the anti-monopoly law enforcement agency under the State Council in advance. PRC laws and regulations also require certain merger and acquisition transactions to be subject to a merger control security review. The MOFCOM Security Review Rules, effective from September 1, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements of Offshore transaction. Factors that the MOFCOM considers in its review are whether (i) an important industry is involved, (ii) such transaction involves factors that have had or may have an impact on national economic security and (iii) such transaction will lead to a change in control of a domestic enterprise that holds a well-known PRC trademark or a time-honored PRC brand. The
Measures for the Security Review of Foreign Investment
(the “Security Review Measures”), promulgated by the MOFCOM and the NDRC, which became effective on January 18, 2021, further stipulate that any foreign investment that affects or may affect national security will be subject to a security review by relevant governmental authorities. If a business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company. Complying with the requirements of the relevant regulation to complete any such transaction could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.
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
Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of our subsidiaries Changyou and Sogou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends and making other payments.
Sohu.com Limited is a holding company with no operating assets other than investments in Chinese operating entities through our intermediate Offshore holding companies. Our Offshore entities may need to rely on dividends and other distributions on equity paid by Mainland China-based subsidiaries for the cash requirements in excess of any cash raised from investors and retained by Sohu.com Limited or our other Offshore entities. In addition, for subsidiaries engaging in Sohu’s business in Mainland China to be able to use the proceeds of cash dividends from Changyou or Sogou, the dividends would have to be paid through the Sohu Cayman Islands entities Sohu Game and Sohu Search that hold Sohu’s shares in Changyou and Sogou. The primary source of any dividend payments to our Offshore entities would need to be our subsidiaries in Mainland China after they receive payments from our VIEs under various service agreements and other arrangements. It is possible that our Mainland China-based subsidiaries will not continue to receive payments in accordance with our contracts with our VIEs or that such payments will become subject to restrictions imposed by PRC law. If our subsidiaries and VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us through the intermediate companies. In addition, amounts available for dividends are further reduced because transfers of funds out of Mainland China generally are subject to a withholding tax of 10%, and of 5% if transfers are made to Hong Kong and subject to the
China-HK
Tax Arrangement.
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
We may be adversely affected by the PRC government’s ongoing crackdown on Internet pornographic content.
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
, which became effective on July 1, 2016, and issued the
Online Performance Measures,
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
Under the
Administration Measures on Individual Foreign Exchange Control
issued by the People’s Bank of China (the “PBOC”) and the related Implementation Rules issued by the SAFE, all foreign exchange transactions involving an employee share incentive plan, share option plan or similar plan participated in by PRC citizens may be conducted only with the approval of the SAFE. Under the
Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company
(“Offshore Share Incentives Rule”), issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and comply with a series of other requirements. The Offshore Share Incentives Rule also provides procedures for registration of incentive plans, the opening and use of special accounts for the purpose of participation in incentive plans, and the remittance of funds for exercising options and gains realized from such exercises and sales of such options or the underlying shares, both outside and inside the PRC. We, and any of our PRC employees or members of our Board of Directors who have been granted share options, restricted share units or restricted shares, are subject to the
Administration Measures on Individual Foreign Exchange Control
, the related Implementation Rules, and the Offshore Share Incentives Rule. Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed
special purpose vehicle’s equity incentives granted to PRC residents, there remains uncertainty with respect to its implementation. If we, or any of our PRC employees or members of our Board of Directors who receive or hold options, restricted share units or restricted shares in us or any of our subsidiaries, fail to comply with these registration and other procedural requirements, we may be subject to fines and other legal or administrative sanctions.
If the status of certain of our PRC subsidiaries and VIEs as “High and New Technology Enterprises,” KNSEs, or “Software Enterprises” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid tax and may be subject to a higher tax rate, which would adversely affect our results of operations.
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
The CIT Law provides that enterprises established outside of China whose “de facto management bodies” are located within China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income (including dividend income received from subsidiaries). Under the Implementing Regulations for the Corporate Income Tax Law
, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Since substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a
PRC-resident
enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and the results of operations, although dividends distributed from our PRC Subsidiaries to us could be exempted from Chinese dividend withholding tax, since such income is exempted under the CIT Law for
PRC-resident
recipients.

Dividends payable by us to our foreign investors and profits on the sale of our shares may be subject to tax under PRC tax laws.
Under the
Implementing Regulations for the Corporate Income Tax Law
, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are
“non-resident
enterprises,” not having an establishment or place of business in the PRC, or which do have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any profits realized through the transfer of shares by such investors are also subject to 10% PRC income tax if such profits are regarded as income derived from sources within the PRC. It is unclear whether dividends we pay with respect to our share, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the
Implementing Regulations for the Corporate Income Tax Law
to withhold PRC income tax on dividends payable to our
non-PRC
investors that are
“non-resident
enterprises,” or if you are required to pay PRC income tax on the transfer of our shares, the value of your investment in our shares may be materially and adversely affected.
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
We may suffer currency exchange risks if the RMB depreciates or appreciates relative to the U.S. dollar.
Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. In July 2005, China reformed its exchange rate regime by establishing a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The RMB is no longer pegged to the U.S. dollar and the exchange rate will have some flexibility. Hence, considering the floating exchange rate regime, if the RMB depreciates relative to the U.S. dollar, our revenues as expressed in our U.S. dollar financial statements will decline in value. Conversely, if the RMB appreciates relative to the U.S. dollar, our revenues as expressed in our U.S. dollar financial statements will appreciate in value, while not illustrating fully the relative strength of our operating results following such appreciation compared to prior periods. Also, we currently have outstanding loans from overseas banks that are denominated in U.S. dollars. To repay these loans, we will need to first convert our cash denominated in RMB into U.S. dollars. If the RMB depreciates relative to the U.S. dollar, we will have to use a larger amount of cash in RMB for any such loan repayment.
Between 2007 and 2014, the PBOC frequently announced that it was the PBOC’s policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market. Between June 19, 2010 and February 2014, when the center point of the RMB’s official trading band hit 6.1146, the RMB appreciated by more than 11.7%.
However, between 2014 and 2016 the RMB depreciated significantly. The center point of the currency’s official trading band was 6.5486 in January 2016, and was 6.9189 in December 2016, which contributed to a decline in our revenues reported in U.S. dollars. In 2018 and 2019, the RMB exchange rate against the U.S. dollar again depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. The center-point of the currency’s official trading band was 6.4395 and 6.7953, respectively, in January 2018 and 2019, and was 6.8844 and 7.0129, respectively, in December 2018 and 2019, which led to a decline in our revenues reported in U.S. dollars and an increase in the amount of cash in RMB necessary to meet our repayment obligations for U.S. dollar-denominated Offshore loans in each such year. On the other hand, the center point of the currency’s official trading band was 6.9140 in January 2020, and was 6.5415 in December 2020, representing appreciation of approximately 5.4% in 2020.
There are limited hedging transactions available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Risks Related to Our Ordinary Shares and ADSs
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.
Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act (as amended from time to time, currently the Companies Act (2021 Revision)) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, and in some cases binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware, where many United States-based corporations are organized. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.
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
Our ADSs, each representing one ordinary share, have traded on the NASDAQ Global Select Market in place of the common stock of Sohu.com Inc. since the dissolution of Sohu.com Inc. on May 31, 2018. During 2017 the trading price of Sohu.com Inc.’s common stock ranged from a low of $34.59 per share to a high of $70.86 per share, and during 2018, the trading price per share of Sohu.com Inc.’s common stock, until May 31, 2018, and the trading price of our ADSs, after May 31, 2018, ranged from a low of $15.89 per ADS to a high of $47.98 per ADS. During 2019, the trading price of our ADSs ranged from a low of $8.79 to a high of $22.71. During 2020, the trading price of our ADSs ranged from a low of $5.41 to a high of $25.71. On February 26, 2021, the closing price of our ADSs was $18.26 per ADS.
In addition, the NASDAQ Global Select Market and the NYSE have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and particularly Internet-related companies. For example, the actual and perceived worldwide economic effect of the
COVID-19
pandemic caused a significant drop in prices on global stock markets in the spring of 2020, and appeared to have similarly had an adverse impact on the market price of our ADSs at that time.
The price for our ADSs may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, news reports relating to trends in our markets or general economic conditions, and the occurrence of an event that causes the Tencent/Sohu Sogou Share Purchase Agreement and/or the Sogou Merger Agreement to be terminated without the Tencent/Sohu Sogou Share Purchase and the Sogou Merger being completed. Further, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, all of whom have been granted share options or other share incentive awards.
It is possible that Sogou’s currently pending going-private transaction with Tencent will not be completed, which could have an adverse effect on the market price of Sohu’s ADSs and Sogou’s ADSs.
It is possible that the Tencent/Sohu Sogou Share Purchase and the Sogou Merger will not occur as planned if events arise that result in the termination of the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement, or if one or more of the various closing conditions to the Tencent/Sohu Sogou Share Purchase and the Sohu Merger, including anti-trust clearance of the Tencent/Sohu Sogou Share Purchase under PRC law, are not satisfied or waived. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the Tencent/Sohu Sogou Share Purchase and the Sogou Merger. All the fees and costs in connection with the Tencent/Sohu Sogou Share Purchase and the Sogou Merger will be payable by us and/or Sogou, even if the transactions are not completed. If the Tencent/Sohu Sogou Share Purchase and the Sogou Merger are not completed, we will not receive the proposed purchase price from the Tencent/Sohu Sogou Share Purchase and the prices of our ADSs and Sogou’s ADSs could decline.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement governing our ADSs (the “Deposit Agreement”), which was filed as an exhibit to our Registration Statement on Form
F-4
(File
No. 333-224069)
filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2018 and is filed as an exhibit to this annual report, or for any other reason.
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
ADS holders will experience dilution if additional share options are granted and exercised.
As of December 31, 2020, there were no outstanding options for the purchase of our ordinary shares, restricted shares or other share-based awards. However, ADS holders will experience dilution to the extent that additional ordinary shares are issued upon exercise or settlement of options, restricted shares or other share-based awards that we may grant from time to time.
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
Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2020, there were 39,306,323 of our ordinary shares outstanding, and there were no outstanding options for the purchase of our ordinary shares or other share-based awards. However, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to members of our management, our employees and other persons, the settlement and sale of which would dilute our outstanding shares, which could drive down the price of our ADSs.

We believe that we may be classified as a passive foreign investment company (a “PFIC”), for the 2020 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2020. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.
If we are treated as a PFIC for any taxable year during which a U.S. holder (as defined under “Taxation - United States Federal Income Taxation - Passive Foreign Investment Company”) holds an ADS or an ordinary share, certain adverse United States federal income tax consequences likely would apply to such U.S. holder. See “Taxation-United States Federal Income Taxation - Passive Foreign Investment Company” in Item 10 of this annual report.
If we are a PFIC, a U.S. holder of our ADSs or ordinary shares could make a variety of elections that might alleviate certain of the tax consequences referred to above, and certain of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ADSs or ordinary shares. See “Taxation - United States Federal Income Taxation - Passive Foreign Investment Company” in Item 10 of this annual report.
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
Dr. Charles Zhang, our Chairman and Chief Executive Officer, beneficially owns approximately 26.1% of our outstanding ordinary shares and is our largest shareholder. Our executive officers and members of our Board of Directors as a group, including Dr. Zhang, beneficially own approximately 26.7% of our outstanding ordinary shares. Accordingly, these shareholders will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.
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
The U.S. Holding Foreign Companies Accountable Act, which was signed into law by the U.S. President in December 2020, could result in the delisting of our ADSs from NASDAQ or of Sogou’s ADSs from the NYSE and the prohibition of their trading in the U.S.
over-the-counter
markets.
Starting in 2011, we and the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, have been affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the U.S. Public Company Accounting Oversight Board (the “PCAOB”) sought to obtain from the PRC big four affiliate firms access to their audit work papers and related documents. However, the firms were advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC. On December 18, 2020, the U.S. President signed the Holding Foreign Companies Accountable Act, which, among other things, directs the SEC to prohibit trading on U.S. stock exchanges and in the U.S.
over-the-counter
markets the securities of foreign-based companies if their financial statements are audited by accounting firms that the PCAOB determines it has been unable to inspect or investigate completely for a period of three consecutive audit years, because of a position taken by the authorities in a foreign jurisdiction in which the accounting firms are based. Also on December 18, 2020 the Chair of the SEC, in response to the enactment of the Holding Foreign Companies Accountable Act, reported in a published statement that he had directed the staff of the SEC to consider providing a single consolidated proposal for the SEC’s consideration on issues related to the PCAOB’s access to audit work papers, exchange listing standards, and trading prohibitions. If the PCAOB determines that it has been unable to inspect or investigate completely our independent registered public accounting firm for a period of three consecutive audit years, the Holding Foreign Companies Accounting Act, together with any rules promulgated by the SEC pursuant to the statute, could require that our ADSs and Ordinary Shares be delisted from NASDAQ and not traded in the over-the-counter
market, which would substantially reduce or effectively terminate the trading of our ADSs in the United States. In addition, the provisions of the Holding Foreign Companies Accounting Act could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Proceedings instituted by the SEC against PRC affiliates of the “big four” could also result in the delisting of our ADSs from NASDAQ or of Sogou’s ADSs from the NYSE and the prohibition of their trading in the U.S.
over-the-counter
markets
In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and under the Sarbanes-Oxley Act of 2002 against the PRC big four affiliate accounting firms, including our independent registered public accounting firm. In February 2015, the firms reached a settlement with the SEC pursuant to which the SEC accepted that future requests by the SEC for the production of documents would be made to the CSRC. The firms were to receive matching requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production of the requested documents via the CSRC. If the firms failed to meet specified criteria during a period of four years starting from the settlement date, the SEC retained the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceedings against the four China-based accounting firms were deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. However, we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law. If such a further challenge resulted in our independent registered public accounting firm being denied, even temporarily, the ability to practice before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). Such a determination could lead to the delisting of our ADSs and Ordinary Shares from NASDAQ and/or termination of their registration under the Exchange Act. In addition, news about any such future proceedings against these PRC big four affiliate accounting firms could cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs could be adversely affected.

Risks Related to Our Financing Activities
Sogou’s status as a publicly-traded company that is controlled, but less than wholly-owned, by us could have an adverse effect on Sohu
.
Sogou’s American depositary shares (“Sogou ADSs”) are listed and traded on the New York Stock Exchange. Given that Sogou is not a wholly-owned subsidiary of Sohu, it is possible that Sohu’s and Sogou’s interests could diverge in the future, as we may need to consider the interests of shareholders of Sogou other than Sohu. If Sogou’s interests differ from, or are contrary to, our interests, our business operations may be adversely affected, and Sohu may have disagreements with Sogou on certain matters that could also have an adverse effect on our business. Also see “Item 4. Information on the Company-History and Development of the Company” for a description of the currently pending going-private transaction with respect to Sogou.
If we default on loans that we have taken out to fund our acquisition of the non-controlling
interests in our subsidiary Changyou, or if Changyou defaults on its existing loans, we could lose valuable assets that we have pledged to secure the loans, which include a building in Beijing, as well as other valuable assets.
In order to fund our acquisition of the
non-controlling
interests in our subsidiary Changyou, we entered into loan arrangements with Industrial and Commercial Bank of China Limited (“ICBC”) and Industrial and Commercial Bank of China Limited, Tokyo Branch (“ICBC Tokyo”), secured by pledges of deposit certificates evidencing the RMB equivalent to the principal amount of the loan outstanding at an exchange rate of RMB7.20 to $1.00.
In addition, Changyou entered into a loan arrangement with China Merchants Bank (“CMB”) secured by (i) a mortgage on a building owned by us and (ii) pledges by Changyou of deposit certificates evidencing RMB deposits with CMB at least equivalent to the principal amount of the loan outstanding from time to time.
If we or Changyou were to default under any of these loan arrangements, the affected lender or lenders would be entitled, among other remedies, to seize the corresponding pledged assets, all of which have significant value, and could potentially also seize other valuable assets of ours, to cover any shortfalls in amounts due under the loans. See Note 10 “Fair Value Measurements - Short Term Receivables and Payables - Short Term Bank Loans” to our audited consolidated financial statements, which begin on page
F-1
of this report.
Risks Related to Changyou.com Limited
Risks Related to Changyou’s Business
Overall Risks
The markets for Changyou’s products and services are evolving rapidly and significantly, which makes evaluating its business and prospects difficult.
Changyou’s two primary businesses are the online game business and the platform channel business, which consists primarily of online advertising and mobile game distribution services. Changyou’s businesses and the industries in which it operates are evolving rapidly. Changyou was incorporated on August 6, 2007 in the Cayman Islands and began its online game business as an indirect wholly-owned subsidiary of Sohu.com Inc. In 2007 Sohu transferred all of its PC game business to Changyou. In 2011 Changyou acquired 7Road and began generating Web game revenues. In 2012, Changyou began to develop and operate mobile games, but did not begin to generate any significant revenues from mobile games until late in 2014 when Changyou launched TLBB 3D; and in May 2017, Changyou launched another in-house
developed mobile game, Legacy TLBB Mobile. In August 2015, as revenues from Changyou’s Web games Wartune and DDTank had begun to decline, Changyou sold 7Road’s operating entity, and as a result Changyou has no remaining significant Web games in operation or development. In 2011, Changyou began to expand into the platform channel business with its acquisition from Sohu of the 17173.com Website, which operates Changyou’s online advertising business. In December 2013, Changyou acquired RaidCall, which operated free social communication software; and in July 2014 Changyou acquired a majority interest in MoboTap Inc. (“MoboTap”), which operated the Dolphin Browser. However, Changyou’s acquisitions of RaidCall and MoboTap were not successful, and Changyou sold MoboTap in 2018 and ceased operating the RaidCall business in March 2019. In 2011, Changyou acquired the entities that operated its cinema advertising business. Although Changyou’s cinema advertising business initially experienced growth, it generated significant net losses in each of 2017, 2018 and 2019, and as a result Changyou discontinued the business in August 2019.

Changyou’s past successes in its online games business with PC games may not provide a meaningful basis to evaluate its current business and prospects, as a substantial number of game players have migrated from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline. In response to such rapid migration, Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games as a critical component of its business strategy. However, Changyou’s mobile games strategy has not been proven, and presents very different challenges from those presented in the past by its operation of PC games and Web games. Despite the early success of Changyou’s mobile game TLBB 3D after Changyou introduced it in late 2014 and of Changyou’s mobile game Legacy TLBB Mobile after Changyou launched it in May 2017, the popularity of, and the revenues generated from, TLBB 3D and Legacy TLBB Mobile continued to decline from 2019 through 2020. We cannot be certain that Changyou will be successful in its efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow Changyou’s mobile game business.
There are additional risks and uncertainties that may be experienced by companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to Changyou’s ability to:

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
Competition in the online game market in China is becoming increasingly intense. Changyou competes primarily with other online game developers in China, such as Tencent and NetEase, Inc. Many of Changyou’s competitors have, or may over time be able to gain, competitive advantages over Changyou in terms of:

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
Changyou’s revenues grew significantly in a relatively short period of time prior to 2014, but its revenue growth stalled in 2014 and 2015, and its revenues decreased in 2016. Changyou’s revenue increased slightly in 2017, but decreased in 2018. While Changyou’s revenues increased for the years ended December 31, 2019 and 2020 as a result of improved performance of some of its older games and the successful launch of new games, Changyou is not likely to experience rates of revenue growth in the future similar to those that it experienced prior to 2014, in 2019, and in 2020. Changyou’s net income attributable to Changyou.com Limited also decreased in 2017, 2018 and 2020, while increasing slightly in 2019.
Changyou may experience declines in its revenues or suffer net losses in the future due to a number of factors, including, among other things, expected continued declines in revenues from TLBB, Legacy TLBB Mobile, and TLBB 3D; the uncertain level of popularity of Changyou’s future games; uncertainty as to Changyou’s ability to develop and launch high-quality mobile games that are commercially successful; the relatively higher game development and distribution costs generally associated with mobile games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses; and uncertainty as to Changyou’s ability to integrate such newly acquired games, technologies, assets and businesses. Accordingly, you should not rely on the results of any prior period as an indication of Changyou’s future financial and operating performance.

Changyou’s previous and any future acquisitions and/or strategic alliances may have an adverse effect on its ability to manage its business and may also result in impairment charges.
Changyou has made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to its business and/or enter into strategic alliances in order to leverage its position in the China market and expand its business domestically and internationally. Such acquisitions or strategic alliances may expose Changyou to potential risks, including risks associated with the integration of new technologies, businesses and personnel including its continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from its existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on Changyou’s ability to manage its business. In addition, acquired businesses may not perform to Changyou’s expectations for various reasons, including the loss of key personnel or key clients, and Changyou’s strategic focus may change. As a result, Changyou may not realize the benefits it anticipated. If Changyou fails to integrate acquired technologies, businesses and assets or realize the expected benefits, Changyou may not receive a return on its investment and its transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect its business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, and/or result in impairment losses related to assets of acquired businesses, which could adversely affect Changyou’s results of operations. For example, in 2018 Changyou recognized a $16.4 million impairment loss for goodwill relating to the 17173.com Website and Changyou sold MoboTap; and in 2019 Changyou ceased operation of its cinema advertising business, as the business had generated significant net losses in 2017 and 2018 and Changyou’s efforts to eliminate the losses were unsuccessful, and recognized a $17.0 million impairment loss related to the assets of the business.
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
The Internet industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and Changyou’s success in the implementation of its growth strategies depends on Changyou’s ability to successfully manage, and make timely adjustments to, its hiring needs. The number of Changyou’s employees decreased by 13% in 2017, by 14% in 2018, and by 15% in 2019, as Changyou emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business. Although the number of Changyou’s employees stayed stable in 2020, there may be further layoffs. Any such layoffs could have an adverse effect on Changyou’s remaining employees’ morale and their loyalty to Changyou, and cause Changyou to lose employees whose talent and experience are important for its business, and could also have a negative impact on its reputation as an employer and its ability to attract qualified employees in the future.
Laid-off
employees could also make claims against Changyou for additional compensation, causing Changyou to incur additional expense.
Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business.
Changyou has applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of its key trademarks in the PRC, including ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect its exclusive rights to these trademarks. Changyou has succeeded in registering the trademarks ChangYou.com, cyou.com, and 17173 in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the CNIPA, and relevant authorities overseas. Changyou has the license rights to use the trademarks TLBB, TLBB logos and TLBB 3D for its mobile games TLBB 3D, Legacy TLBB Mobile, and TLBB Honor and for its PC game TLBB under its existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms, Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force it to lose the right to use the trademarks related to those games. Changyou has applied for patents relating to the design of its games and to technology intended to enhance the functionalities of its games. Changyou has various patent applications under examination by the Patent Office of the CNIPA. Approvals of Changyou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of Changyou’s patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. Changyou cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect Changyou’s rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of Changyou’s rights.

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

•
general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012 and from 2014 through 2020.

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
Changyou’s mobile game Legacy TLBB Mobile has been generating a significant portion of Changyou’s revenues since Legacy TLBB Mobile’s launch in May 2017. Changyou increasingly relies on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate its mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in China, is the exclusive operator and distributor of Legacy TLBB Mobile under license from Changyou, and shares with Changyou the revenues generated by the game. For the year ended December 31, 2019, revenues from Legacy TLBB Mobile were $101.1 million, accounting for approximately 23% of Changyou’s online game revenues and approximately 22% of its total revenues. For the year ended December 31, 2020, revenues from Legacy TLBB Mobile were $88.3 million, accounting for approximately 16% of Changyou’s online game revenues and approximately 16% of its total revenues. If Tencent terminates the current licensing arrangements with Changyou for Legacy TLBB Mobile or curtails Tencent’s marketing efforts to promote Legacy TLBB Mobile, or if Changyou is not able to establish and maintain collaborative relationships with other dominant game distributors and operators in China for its existing and future mobile games on commercial terms that are acceptable to Changyou, it will be difficult for Changyou to maintain or expand its mobile game business. In addition, Changyou relies on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in Changyou’s mobile games, and to pay to Changyou the pre-agreed
revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays Changyou, which has placed, and may continue to place, constraints on Changyou’s cash flow.
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
Further, even if Changyou develops or acquires license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from Changyou’s mobile game Legacy TLBB Mobile, which was launched in May 2017, declined sequentially from 2018 through 2020, which is typical for a mobile game. In addition, although a relatively large number of the mobile games available at any given time may be low-quality
games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for Changyou to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in its pipeline.
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
Changyou may not be able to arrange for its mobile games to be distributed through its desired popular third-party mobile application stores with commercial terms, including revenue-sharing arrangements that are favorable enough to it to allow it to achieve an acceptable level of profit from the games. Changyou’s profits from mobile games, even if the games are successful, are likely to be relatively lower than the profits it generates from PC games, because, in order to gain access for its games on mobile application stores, Changyou must enter into revenue-sharing arrangements that generally result in lower profit margins than those generated from its PC games. Due to market competition and pressures, only a handful of third-party mobile application stores and other game distribution channel providers have survived and, of the remaining providers, an even smaller number of key providers, including Tencent and Mobile Hardcore Alliance, collectively control a substantial share of the market. As a result, Changyou has reduced leverage and weaker bargaining power in business negotiations with game distribution channel providers, which may lead to Changyou being forced to agree to receive relatively low revenue-sharing percentages for many of its mobile games.
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
A relatively large number of mobile games are typically available at any given time in the markets in which Changyou launches and operates its mobile games, and such games compete for attention from the same game player population that it targets. Changyou’s ability to successfully promote and monetize its mobile games will depend on its ability to adopt and effectively implement innovative marketing strategies, and particularly precision marketing through new media, such as Weibo, WeChat, Douyin, Bilibili.com Website and other online game forums, targeting potential mobile game players in general, and game players in specific demographic groups for certain games in particular, and Changyou’s ability to cross-market mobile games to players of its current PC games and mobile games. If Changyou fails to adopt and implement such marketing and cross-marketing strategies, or if the marketing strategies of Changyou’s competitors are more innovative and effective than Changyou’s, its mobile games will be less likely to be successful and as a result Changyou may not be able to achieve an acceptable level of revenue from those games.
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
Changyou relies for its revenues on the spending of its game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The real estate market in the PRC and the level of exports from the PRC have both experienced significant declines recently and, according to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, went from 6.6% in 2018, to 6.0% in 2019 and to 2.3% in 2020. Such growth may also slow in the future, which could in turn result in a reduction in spending by Changyou’s game players.
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
Changyou’s online advertising revenues of $11.6 million for the year ended December 31, 2020, which were mainly derived from the operation of the 17173.com Website, represented 2% of Changyou’s total revenues for the year, and represented a decline of $2.1 million, or 15%, from its online advertising revenues for the year ended December 31, 2019. Changyou’s ability to avoid further declines in, or grow, its online advertising revenues may be adversely affected by any of the following risk factors:

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
Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2020 Changyou engaged five advertising agencies, which contributed approximately 93% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, Changyou is required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect Changyou’s online advertising growth, as Changyou books its online advertising revenue net of its sales rebates to advertising agencies.
Risks Related to Doing Business in China
The SAPPRFT’s, the MIIT’s, and other PRC authorities’ regulatory supervision of the online game industry may adversely affect Changyou’s online game operations.
The SAPPRFT has issued a series of regulations affecting the online game industry and providing guidance regarding online game operations. The SAPPRFT issued a notice in September 2009 stating that the SAPPRFT would be the only governmental agency with the authority to review and approve online games, including reviewing and approving the importation of online games from offshore copyright owners, and that all online game operators must obtain an Internet publishing license in order to operate online games and related services and obtain additional pre-approval
from the SAPPRFT to make any changes to, or any new versions or expansion packs of, the originally approved online games. The
Measures of Internet Publication Service Administration
issued by the SAPPRFT and the MIIT, or the New Internet Publication Measures, which became effective on March 10, 2016 and replaced the
Temporary Measures for Internet Publication Administration
that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT prior to the publication of new online games. On May 24, 2016, the SAPPRFT issued a
Notice of the SAPPRFT on Administration of Mobile Game Publishing Services
, or the Mobile Game Notice, which became effective on July 1, 2016. The Mobile Game Notice provides that the content of mobile games is subject to review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. In addition, the State Press Publication Administration (the “SPPA”), a successor agency to SAPPRFT, first delayed, and then suspended, its review of, and issuance of publishing and authorization codes for, online games, as was the case between April 2018 and December 2018, and has continued to delay such review and issuance during 2019. Changyou’s online game business may be adversely affected by these SAPPRFT and MIIT notices and related implementation measures, as the launch of online games, new versions, expansion packs and imported games might be delayed because of the approval required. Such delays may result in higher costs for Changyou’s online game operation and have an adverse effect on its game revenue. If any of Changyou’s online game operating entities are unable to comply with the requirements of any PRC governmental department regarding the online game industry, it may be subject to various penalties and its online game business may be adversely affected.

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
Changyou’s online game revenues are collected through the online sale of game points and sale of its prepaid cards, which are considered to be the “virtual currency” as such term is defined in the
Notice on Strengthening the Administration of Online Game Virtual Currency
, or the Virtual Currency Notice, which was jointly issued by the MCT and the MOFCOM in 2009. PRC laws and regulations, including the Virtual Currency Notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in the PRC is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (ii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (iv) online game operators are prohibited from providing virtual currency trading services to minors; and (v) companies involved with virtual currency in the PRC must be either issuers or trading platforms, and may not operate simultaneously as issuers and as trading platforms. Changyou must tailor its business model carefully, including designing and operating its databases to maintain users’ information for the minimum required period, in order to comply with the requirements of current PRC laws and regulations, including the Virtual Currency Notice, in a manner that in many cases can be expected to result in relatively lower sales of its game coins and an adverse impact on its online game revenues. Although the MCT Approval Scope Notice provides that the MCT is no longer responsible for regulating the online game industry, as of the date of this annual report the Virtual Currency Notice have not been abolished, and their validity and future enforceability remain uncertain.

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

There are currently no specific laws or regulations in the PRC governing property rights with respect to virtual assets and therefore it is not clear what liabilities, if any, Changyou may have relating to the loss of virtual assets by its game players.
In the course of playing Changyou’s games, game players can acquire and accumulate virtual assets, such as game player experience, skills and weaponry. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no specific PRC laws or regulations governing property rights with respect to virtual assets. On May 28, 2020, the National People’s Congress issued the
Civil Code of the PRC
(the “Civil Code”), which came into effect on January 1, 2021 and provides only a general principle that if any further law or regulation contains specific provisions in respect of the protection of virtual property, such provisions shall apply. As a result, it is unclear under PRC law and regulations as in effect as of the date of this annual report who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law and regulations whether an operator of online games such as Changyou would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, Changyou may be sued by game players and may be held liable for damages.
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
These eight PRC government authorities subsequently promulgated additional regulations, including a
Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games
, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s identity to play Internet games and, accordingly, provides stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Real-name Registration Notice or the circular entitled
Implementation of Online Game Monitor System of the Guardians of Minors
(“the Monitor System Circular”). The Indulgence Prevention Notice requires an online game operator to maintain and implement a user real-name registration system, and to not provide online-game services to any user who is not so registered. The Real-name Registration Notice and the Indulgence Prevention Notice increase Changyou’s operating risks, as it will be required to spend more resources on the real-name verification and anti-fatigue system, which will lead to an increase in its operating costs. In addition, the amount of time that minors will be able to spend playing online games such as Changyou’s will be further limited. The Indulgence Prevention Notice requires online game operators not to give minors access to online game services during a specified period of a day, imposes specified daily limits on minors’ period of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under eight. Furthermore, if it is found to be violating these regulations, Changyou may be required to suspend or discontinue its online game operations.
In February 2013, 15 PRC government authorities, including the SAPPRFT, the Ministry of Education, the MCT and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction
, or the Work Plan, implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations will be further clarified and additional implementation rules will be issued by relevant authorities. As a result, Changyou may have to impose more stringent limits for minor game players, which may lead to an increase in its operating expenses and a reduction in its revenues from minor game players.
In July 2014, the SAPPRFT issued the
Notice on Further Launch Verification of Real-name Registration for Anti-Fatigue System on Internet Games
, stating that, in view of some of the hardware and functionality limitations inherent in mobile devices, anti-fatigue system requirements applicable to Internet games do not currently apply to mobile games. If the SPPA, as a successor agency to the SAPPRFT, in the future decides to expand the anti-fatigue system requirements to mobile games, Changyou’s operating expenses would be likely to increase.

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
Sogou has extensive collaboration with Tencent, one of its largest shareholders. Sogou Search is the default general search engine in various Tencent products that provide general search offerings, such as Mobile QQ Browser,
qq.com
, and the PC Web directories
daohang.qq.com
and
hao.qq.com
. Approximately 39% of Sogou’s total search traffic, measured by page views, was contributed by Tencent’s Internet properties in December 2020. Sogou Weixin Search is currently the sole general search engine with access to all content published on Weixin Official Accounts, but it is possible that Tencent will grant such access to other general search engines. We cannot assure you that Sogou will be able to maintain the current level of cooperation with Tencent in the future. If Sogou’s collaborative relationship with Tencent is terminated or curtailed due to Tencent’s initiating its own general search service or partnering with other search engine companies, or if any of the commercial terms were to be revised or made less favorable to Sogou, or if Tencent does not continue to deliver to Sogou an adequate level of access to its platforms or adequately promote Sogou’s products and services, Sogou’s business and prospects will be adversely affected.
Sogou’s efforts to expand its collaboration with Tencent may not be successful.
In September 2018, Sogou and Tencent agreed to extend until September 2023 the period during which Sogou Search will be the default general search engine for Tencent’s products that provide general search offerings in accordance with Sogou’s existing business collaboration arrangements with Tencent. In addition, Sogou and Tencent have agreed to continue from September 2020 until September 2021 Sogou’s initiative for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat and have agreed that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period provided Sogou Search meets “Tencent’s requirements for user experience,” and that the arrangement may be extended for additional successive one-year
periods through September 2023 if offering Sogou Search will not “harm the user experience.” It is difficult for us to predict the potential impact of the integration of Sogou Search to power such a Weixin/WeChat search function measured under the standards of “Tencent’s requirements for user experience” and/or “harm the user experience.” The potential for growth of Sogou’s business through such integration will be limited if Tencent does not make Sogou Search the preferred search function or decides not to extend the arrangement for such integration and a Tencent search function or a search function of one of Sogou’s competitors is given priority over Sogou’s in Weixin/WeChat.
The announcement and pendency of Sogou’s going-private transaction with Tencent could have an adverse effect on Sogou’s business, results of operations, and financial condition.
The process of consummating the pending Tencent/Sohu Sogou Share Purchase and Sogou Merger could cause disruptions in Sogou’s business and divert Sogou’s management’s attention and other resources from day-to-day operations, which could have an adverse effect on Sogou’s business, results of operations, and financial condition. The Sogou Merger Agreement, by its terms, imposes restrictions on Sogou’s conduct of business prior to the completion of the Sogou Merger, which may delay or prevent Sogou from undertaking certain business opportunities that may arise pending the completion of the Sogou Merger. In addition, Sogou may be subject to claims and legal actions arising in connection with the Sogou Merger, and such claims and legal actions, with or without merit, may be expensive to defend, may divert Sogou’s management’s attention, and may have an adverse impact on Sogou’s reputation. For example, a complaint was filed against Sogou in the United States District Court for the Southern District of New York by a single plaintiff. The complaint alleges, in sum and substance, that a Transaction Statement on Schedule 13E-3 filed by Sogou on December 1, 2020 regarding Sogou’s contemplated going-private transaction contained certain statements regarding dissenters’ rights that were allegedly rendered false by a subsequent judgment by the Grand Court of the Cayman Islands. The plaintiff seeks an injunction to prevent the Sogou Merger as well as attorneys’ fees and costs. Further, current and prospective employees and members of Sogou management could become uncertain about their future roles with Sogou in the event the Sogou Merger is completed. This uncertainty could adversely affect Sogou’s ability to retain and hire employees and members of Sogou management. In addition, the announcement and pendency of the Sogou Merger could have an adverse effect on Sogou’s relationships with Sogou’s customers, suppliers, and other third-party service providers and business partners. For example, Sogou’s search and search-related revenues for the three months ended September 30, 2020 decreased, in part as a result of uncertainties on the part of certain advertisers with respect to Sogou’s business strategies and policies following the announcement of the Sogou Merger. If Sogou’s collaborations and relationships with business partners are terminated or curtailed, Sogou’s business, results of operations, and financial condition will be adversely affected.
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
Sogou may not be able to resume its historical growth or successfully manage any future growth.
Sogou’s revenues were $1.12 billion, $1.17 billion, and $924.7 million for the years ended December 31, 2018, 2019, and 2020, respectively. The decrease in Sogou’s revenues from 2019 to 2020 resulted from uncertainties with respect to Sogou’s business policies among certain advertisers as a result of the currently pending Tencent/Sohu Sogou Share Purchase and Sogou Merger, unfavorable macroeconomic conditions resulting from the
COVID-19
pandemic, and regulatory headwinds in the Internet industry in China. In addition, although Sogou’s traffic acquisition costs increased only moderately for 2020, if they trend higher in the future as they did prior to 2019 due to intensifying competition for channel partnerships, it could be difficult for Sogou to sustain expenditures for traffic acquisition at the same level as Sogou’s competitors, which could result in slower or flat growth, or even a reduction, in Sogou’s user traffic, which would have a negative impact on Sogou’s revenues and revenue growth prospects. Sogou may not be able to resume growth in future periods similar to that it experienced prior to 2020, and Sogou’s revenues may continue decline. Accordingly, you should not rely on the results of any prior period as an indication of Sogou’s future financial and operating performance.
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
In addition to organic growth, Sogou may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, Sogou may fail to select appropriate investment or acquisition targets, or Sogou may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into Sogou could require significant management attention and could result in a diversion of resources away from Sogou’s existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results Sogou expects. For example, the private companies that Sogou has invested in could be adversely affected by the
COVID-19
outbreak, which may lead to impairment in the fair values of Sogou’s investments and in turn adversely affect Sogou’s financial condition and operating results. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, Sogou may also need to obtain approvals and licenses from relevant governmental authorities for the acquisitions to comply with applicable laws and regulations, which could result in increased costs and delays.
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
Certain facts, forecasts, and other statistics relating to the industries in which Sogou competes contained in this annual report have been derived from various public data sources and a commissioned third-party
industry report. In connection with our preparation of this annual report, Sogou commissioned iResearch to provide market research concerning the online search industry in China. In deriving the market size of this industry, iResearch may have adopted different assumptions and estimates for certain metrics from what others might have adopted. While we generally believe the report to be reliable, neither we nor Sogou has independently verified the accuracy or completeness of such information. Such report may not be prepared on a comparable basis or may not be consistent with other sources.
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
From time to time, Sogou has been, and may in the future be, subject to lawsuits brought by its competitors, individuals, or other entities against it. Sogou is currently involved in several lawsuits in PRC courts where its competitors instituted proceedings or asserted counterclaims against it and Sogou instituted proceedings or asserted counterclaims against its competitors. For example, there are a number of legal proceedings currently pending between Sogou and Baidu in which Sogou alleges that Baidu’s input method infringes certain of Sogou’s patents relating to Sogou Input Method and seeks monetary damages, while Baidu has asserted in counterclaims or in a legal proceeding that Baidu initiated against Sogou that Sogou Input Method infringes certain of Baidu’s patents, and seeks monetary damages. There is also a lawsuit pending against Sogou in which Shanghai Cishu Publications Ltd. has alleged that Sogou used vocabulary content without permission and seeks monetary damages.
In addition, PRC courts decided in Baidu’s favor a case in which Baidu had alleged that certain functions of Sogou Input Method unfairly divert users to Sogou. There are also two putative class action lawsuits that were filed against Sogou in the United States, one in a State court in the State of California and one in the United States District Court for the Southern District of New York, that alleged violations of U.S. securities laws in connection with Sogou’s IPO in 2017. Although the plaintiffs’ complaint filed in the United States District Court in New York was found by the court to be without merit, and the lawsuit was dismissed with prejudice, the lawsuit in state court in California remains pending. In addition, a complaint was filed against Sogou in the United States District Court for the Southern District of New York by a single plaintiff, who alleges that the initial Schedule 13E-3 filed with the SEC for the Sogou Merger was false and misleading, purports to demand that certain language be added to the Schedule 13E-3, and seeks an injunction to prevent the Sogou Merger as well as attorneys’ fees and costs.
Where Sogou can make a reasonable estimate of the liability relating to pending litigation against it and determine that an adverse result for Sogou from such litigation is probable, Sogou records a related contingent liability. As additional information becomes available, Sogou assesses the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, the amount of Sogou’s estimates may be inaccurate, in which case Sogou’s financial condition and results of operation may be adversely affected. In addition, the outcomes of actions Sogou institutes may not be successful or favorable to it. Lawsuits against Sogou may also generate negative publicity that significantly harms its reputation, which may adversely affect its user and advertiser base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert Sogou’s management’s and Board of Directors’ attention from operating its business. Sogou may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on Sogou’s business, financial condition, results of operations, and cash flows, if there were adverse determinations in legal proceedings against Sogou, Sogou could be required to pay substantial monetary damages or adjust its business practices, which could have an adverse effect on its financial condition and results of operations, and cash flows.

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
We cannot be certain that the products, services and intellectual property used in Sogou’s normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. Sogou currently is, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of its business, and may in the future be required to pay damages or to agree to restrict its activities. See “-Pending or future litigation could have an adverse impact on Sogou’s financial condition and results of operations.” In particular, if Sogou is found to have violated the intellectual property rights of others, Sogou may be enjoined from using such intellectual property, may be ordered to pay damages, and may incur licensing fees or be forced to develop alternatives. Sogou may incur substantial expense in defending against third-party
infringement claims, regardless of their merit. Successful infringement claims against Sogou may result in substantial monetary liability or may materially disrupt the conduct of its business by restricting or prohibiting its use of the intellectual property in question.
Sogou may not have exclusive rights to technology, trademarks, and designs that are crucial to its business.
Sogou has applied for various patents relating to its business. While Sogou has succeeded in obtaining some patents, some of its patent applications are still under examination by the Patent Office of the CNIPA. Approvals of its patent applications are subject to determinations by the Patent Office of the CNIPA and relevant overseas authorities that there are no prior rights in the applicable territory. In addition, Sogou has applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of its Sogou logos and other of its key trademarks in the PRC, and the corresponding Chinese versions of the trademarks, so as to establish and protect its exclusive rights to these trademarks. While Sogou has succeeded in registering the trademarks for most of these marks in the PRC under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of trademarks under other classes are still under examination by the Trademark Office of the CNIPA, and relevant overseas authorities. Approvals of Sogou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, are subject to determinations by the Trademark Office of the CNIPA and relevant overseas authorities that there are no prior rights in the applicable territories. We cannot assure you that these patent and trademark applications will be approved. Any rejection of these applications could adversely affect Sogou’s rights to the affected technology, marks, and designs. In addition, even if these applications are approved, we cannot assure you that any issued patents or registered trademarks will be sufficient in scope to provide adequate protection of Sogou’s rights.
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
The online search industry in China is subject to extensive regulation. If content accessed through Sogou’s search services includes information that PRC governmental authorities find illegal or inappropriate, such as obscenity, pornography, gambling, superstition, terror and violence content, Sogou may be required to curtail or even shut down its search services, and Sogou may be subject to other penalties or suffer loss in revenues, all of which could harm Sogou’s reputation and may negatively affect Sogou’s business, financial condition, and results of operations and prospects. Although Sogou seeks to prevent fraudulent or otherwise illegal or inappropriate websites and information from being included in its search results, such measures may not be effective. Further, even with such measures it may not be possible for Sogou to prevent fraudulent or otherwise illegal or inappropriate content from being included by Sogou’s advertisers in products and services they provide. For example, Sogou suspended part of Sogou’s advertising services for 10 days in July 2018 in order to implement remedial measures to ensure compliance with government regulations following a government investigation into certain non-compliant advertisements created by a third party unrelated to Sogou and displayed on Sogou’s platform in June 2018. See “Risks Related to China’s Regulatory and Economic Environment—Regulation and censorship of information distribution in China may adversely affect our business”; and “Risks Related to China’s Regulatory and Economic Environment—The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.”

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
Sogou hosts and provides a wide variety of products and services that enable advertisers to advertise products and services, and users to exchange information and engage in various online activities. Sogou may be subject to claims, investigations, or negative publicity relating to such activities. PRC laws and regulations relating to the liability of providers of online products and services for activities of their users are not fully developed, and their current and future reach is unclear. Also see “-Sogou may be subject to regulatory investigations and sanctions for inappropriate or illegal content that is accessed through its search results.” Sogou also places advertisements on third-party
Internet properties, and Sogou offers products and services developed or created by third parties. Sogou may be subject to claims concerning these products and services based on its involvement in providing access to them, even if Sogou does not offer the products and services directly. Sogou could be required to spend considerable financial and managerial resources defending any such claims, and they could result in Sogou’s having to pay monetary damages or penalties or ceasing certain aspects of its business, which could have an adverse effect on its business and results of operations.
Privacy concerns or security breaches relating to Sogou’s platforms could damage its reputation, deter current and potential users and advertisers from using its products and services, and expose Sogou to legal penalties and liability.
Sogou collects, processes, and stores on its servers significant amounts of data concerning its users. While Sogou has taken steps to protect its user data, its security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and Sogou may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, Sogou is subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and steps Sogou must take to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to significant change, making the extent of Sogou’s responsibility in that regard uncertain. For example, the PRC Cybersecurity Law became effective in June 2017, but it is unclear as to the circumstances and standard under which the law would apply and violations would be found, and there are great uncertainties as to the interpretation and application of the law. It is possible that Sogou’s data protection practice is or will be inconsistent with regulatory requirements. See ‘‘Government Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Consumer Protection and Privacy Protection—Privacy Protection.” and “Government Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Security and Censorship.” In addition, the PRC government may promulgate new laws or regulations regarding the protection of personal data. For example, on May 28, 2019, the CAOC issued for public comment draft
Administrative Measures for Data Security
and on August 16, 2020, the Standing Committee of the National People’s Congress issued for public comment a draft
Data Security Law
(such draft administrative measures and draft law together, the “Draft Data Security Laws”), which purport to regulate the collection, storage, transmission, processing, and usage of data and other related data activities within China, but it is unclear whether and/or when the Draft Data Security Laws will be enacted. On October 21, 2020, the Standing Committee of the National People’s Congress issued for public comment a draft
Personal Information Protection Law
(the “Draft Personal Information Protection Law”), which purports to regulate the collection, transmission, processing, and usage of personal information, the processing of sensitive personal information, and the cross-border provision of personal information and includes other relevant rules and regulations, but it is unclear whether and/or when the Draft Personal Information Protection Law will be enacted. If current or future laws and regulations are interpreted and applied in a manner that limits or prohibits any of Sogou’s current practices, or if additional or different requirements are imposed by these laws and regulations, complying with such interpretations, applications, and requirements could cause Sogou to incur substantial expense or require Sogou to alter its practices in a manner that could harm its business. We cannot assure you that Sogou’s existing user information protection systems and technical measures will be considered sufficient under current and future applicable laws and regulations. Any systems failure or compromise of Sogou’s security, including through employee error, that results in the release of its user data could seriously harm its reputation and brand, impair its ability to retain and attract users and advertisers, expose it to liability to users whose data is released, and subject it to sanctions and penalties from governmental authorities. Sogou also could be liable for any security breaches of its advertisers’ confidential information. Any security breaches exposing such information could damage Sogou’s reputation and deter current and potential users and advertisers from using its services.

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
On April 13, 2016, the State Administration of Market Regulation (“SAMR”) and sixteen other PRC government agencies jointly issued a
Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment
Management
, or the Campaign Notice, pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on online search portals such as Sogou’s. The
CAOC, issued the
Measures for the Administration of Online Information Search Services
, which became effective on August 1, 2016 and require that providers of online search services verify the credentials of pay-for-click
advertisers, specify a maximum percentage that
pay-for-click
search results may represent of results on a search page, and require that providers of search services conspicuously identify pay-for-click
search results as such. The SAMR issued the
Interim Measures for the Administration of Online Advertising
(the “SAMR Interim Measures”), which became effective on September 1, 2016 and treat pay-for-click
search results as advertisements subject to PRC laws governing advertisements, require that pay-for-click
search results be conspicuously identified on search result pages as advertisements and subject revenues from such advertisements to a 3% PRC tax that is applied to advertising revenues. In order to comply with these regulations, Sogou has established more stringent standards for selecting advertisers for its pay-for-click
services and has turned down certain existing advertisers, and has lowered the percentage that pay-for-click
search results represent of results on its search pages, which had an adverse impact on Sogou’s search and search-related revenues and overall results of operations for 2016 and, along with the tax on advertising, are likely to continue to have such an impact. We cannot assure you that PRC governmental authorities will not issue new laws or regulations specifically regulating sponsored search services, which could further impact Sogou’s revenues.
Sogou may not have conducted its online lending and microcredit business in accordance with PRC laws, rules, regulations, and governmental policies.
PRC laws, rules, regulations, and governmental policies governing the online lending industry and microcredit businesses are at a relatively early stage, and can be expected to continue to evolve.
Although Sogou has not made new loans to borrowers since September 30, 2020, and while Sogou was making loans it implemented measures intended to comply with applicable PRC laws and regulations regarding the online lending industry and microcredit businesses, due to the lack of clear interpretation and rules regarding the implementation of such laws and regulations, the measures it took may not have been sufficient to ensure such compliance. Failure to comply with such laws and regulations could result in its being subject to, among other things, regulatory warnings, fines, or criminal penalties. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of Other Services—Regulation of Online Lending and Microcredit Services.”
The Notice on Regulating and Rectifying the “Cash Loan” Business
(“Circular 141”), issued jointly by the Head Office for Special Rectification against Internet Finance Risks and the Head Office for Special Rectification against
Peer-to-Peer
Online Lending Risks on December 1, 2017, stipulates that a banking financial institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk control, and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. On October 9, 2019, the China Banking and Insurance Regulatory Commission (the “CBIRC”), together with other eight governmental authorities, promulgated the
Notice of the Promulgation of Supplementary Provisions for the Supervision and Administration of Financing Guarantee Companies
(“CBIRC Circular 37”), which states that institutions that provide services such as customer recommendations and evaluation of credit to lending institutions may not provide financial guarantee services without approval of regulatory authorities. Based on its understanding of industry practice, Sogou does not believe that its operation of online lending and microcredit loan facilitation business consisted of the operation of a financial guarantee business. However, due to a lack of sufficient interpretation of Circular 141 and CBIRC Circular 37, the exact definition and scope of operating a financial guarantee business remain unclear. If Sogou was deemed to have been operating a financial guarantee business in violation of Circular 141 and CBIRC Circular 37, it could be subject to penalties, sanctions, and other liabilities.
In addition, the
Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases
(the “Private Lending Judicial Interpretations”), which were issued by the Supreme People’s Court effective September 1, 2015, (i) prohibit loans with interest rates exceeding 36% per annum, and provide that any excess paid must be returned to the borrower and (ii) provide that loans with interest rates between 24% and 36% per annum are generally permissible as long as they do not damage the interests of the state, the community, or any third parties other than the borrower. For loans Sogou extended or facilitated prior to September 30, 2020, if PRC governmental authorities or courts were to determine that any of such loans had an interest rate exceeding 24% per annum, Sogou may not be able to collect the portion of the interest deemed to exceed 24%. Further, on August 19, 2020, the Supreme People’s Court promulgated the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases (Revised in 2020), which were revised on December 29, 2020 (as amended, the “Revised Private Lending Judicial Interpretations”). The Revised Private Lending Judicial Interpretations provide that, beginning August 20, 2020, PRC courts will not enforce the collection of interest on one-year
loans to the extent that the interest exceeds four times the prime rate for one-year
loans published by the National Interbank Funding Center. In addition, the Reply of the Supreme People
’
s Court to the Application of Law to the Provisions Applicable to Private Lending Cases
promulgated by the Supreme People’s Court on December 29, 2020 stipulates that microcredit companies are financial institutions established with the approval of the financial regulatory authorities and that the Revised Private Lending Judicial Interpretations are not directly applicable to the loan business of microcredit companies. However, it remains uncertain whether PRC courts will use the Revised Private Lending Judicial Interpretations for reference in the future. As a result, if the one-year
loans that Sogou extended or facilitated on or after August 20, 2020 carry interest that exceeds the specified limit and the courts determine that Sogou’s loan business is subject to the Revised Private Lending Judicial Interpretations, Sogou may not be able to recover the amount of the excess.

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
On April 17, 2020, we completed the acquisition of all outstanding shares of Changyou that we did not already beneficially own, through the Changyou Merger, in which our newly-formed indirectly wholly-owned subsidiary Changyou Merger Co. merged with and into Changyou.com Limited, with Changyou.com Limited being the surviving company. Pursuant to the plan of merger for the Changyou Merger, each Class A ordinary share of Changyou (each, a “Changyou Class A Ordinary Share”) issued and outstanding immediately prior to the effectiveness of the Changyou Merger, other than the Class A ordinary shares held by us, was cancelled in exchange for the right to receive $5.40 in cash without interest, and each outstanding American depositary share of Changyou (each a “Changyou ADS,” representing two Changyou Class A Ordinary Shares) was cancelled in exchange for the right to receive $10.80 in cash without interest. Because Changyou Merger Co. owned over 90% of the voting power represented by all issued and outstanding shares of Changyou prior to the effectiveness of the Changyou Merger, the Changyou Merger was in the form of a short-form merger in accordance with section 233(7) of the Companies Act of the Cayman Islands, and the Changyou Merger was not subject to a vote of the shareholders of Changyou. As a result of the Changyou Merger, Changyou has become a privately-owned company wholly owned directly and indirectly by us and Changyou ADSs are no longer listed on the NASDAQ Global Select Market.
On September 29, 2020, Sogou entered into the Sogou Merger Agreement with Tencent’s indirect wholly-owned subsidiaries THL, Tencent Merger Sub, and TML, pursuant to which Tencent will acquire all of outstanding Sogou shares that Tencent does not already beneficially own in an all-cash
transaction. Pursuant to the terms of the Sogou Merger Agreement, at the effective time of the Sogou Merger (the “Sogou Merger Effective Time”) each Sogou Class A Ordinary Share, including Sogou Class A Ordinary Shares represented by Sogou ADSs, issued and outstanding immediately prior to the Sogou Merger Effective Time, other than the Sogou Class A Ordinary Shares owned or beneficially owned by Tencent, will be cancelled and cease to exist, in exchange for the right to receive $9.00 in cash per share or ADS, without interest. On or about the same time the Sogou Merger Agreement was signed, we, Sohu Search, and Tencent Merger Sub entered into the Tencent/Sohu Sogou Share Purchase Agreement, pursuant to which Sohu Search agreed to sell all of the Sogou Class A Ordinary Shares and Sogou Class B Ordinary Shares owned by us to Tencent Merger Sub at the same purchase price of $9.00 per share. The Tencent/Sohu Sogou Share Purchase is expected to be completed shortly prior to the completion of the Sogou Merger. If the Tencent/Sohu Sogou Share Purchase and the Sogou Merger are completed, we will no longer have any beneficial ownership interest in Sogou, and Sogou will become a privately-owned company wholly owned indirectly by Tencent and Sogou ADSs will no longer be listed on the NYSE. As of the date of this annual report, the Tencent/Sohu Sogou Share Purchase and the Sogou Merger have not been completed, and are subject to the satisfaction or waiver of the closing conditions set forth in the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement, including anti-trust clearance of the Tencent/Sohu Sogou Share Purchase under PRC law.
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
BUSINESS OVERVIEW
We are a leading Chinese online media, game and search service group providing comprehensive online products and services on PCs and mobile devices in China. Our businesses are conducted by the Sohu Group, which consists of Sohu, Changyou and Sogou. Sohu is a leading Chinese language online media content and services provider, Changyou is a leading online game developer and operator in China that engages primarily in the development, operation, and licensing of online games for PCs and mobile devices, and Sogou is an innovator in search and a leader in China’s Internet industry. Most of our operations are conducted through our China-based subsidiaries and VIEs.
Because of our entry into the Tencent/Sohu Sogou Share Purchase Agreement, the results of operations for Sogou are excluded from continuing operations in our consolidated financial statements and are presented in separate line items as discontinued operations. Retrospective adjustments to our historical financial statements have been made in order to provide a consistent basis of comparison. See “Item 4. Information on the Company-History and Development of the Company” for a more detailed description of the transactions contemplated by the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement.
Through the operation of Sohu and Changyou, we generate brand advertising revenues, online games revenues and other revenues. Brand advertising and online games are our core businesses. For the year ended December 31, 2020, total revenues generated by Sohu and Changyou were approximately $749.9 million, including total brand advertising revenues of $146.5 million, total online game revenues of $536.7 million, and total other revenues of $66.7 million.
Sohu: total revenues generated by Sohu were $201.5 million.

•	$134.9 million in brand advertising revenues, of which $86.3 million was from Sohu Media Portal, $25.3 million was from Sohu Video, and $23.3 million was from Focus; and

•	$66.6 million in other revenues, mainly attributable to revenues from paid subscription services, interactive broadcasting services, and sub-licensing of purchased video content to third parties.
Changyou: total revenues generated by Changyou were $548.3 million (excluding revenues generated from Changyou’s discontinued cinema advertising business).

•	$536.7 million in online game revenues, of which $353.7 million was from PC games, and $183.0 million was from mobile games; and

•	$11.6 million in brand advertising revenues, mainly attributable to Changyou’s 17173.com Website.
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

•	Sohu Video. Sohu Video is an online video content and service provider in China through the mobile phone application Sohu Video APP, tv.sohu.com, and the PC video application ifox for PCs; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in China.
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
PC Games
PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end
game access software be installed on the computers used. Changyou’s dominant game is TLBB, a PC based client-end
game. For the year ended December 31, 2020, revenues from TLBB were $309.7 million, accounting for approximately 58% of Changyou’s online game revenues, approximately 56% of Changyou’s total revenues, and approximately 41% of the Sohu Group’s total revenues.
Mobile Games
Mobile games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a mobile game, Legacy TLBB Mobile, which is operated by Tencent under license from Changyou. For the year ended December 31, 2020, revenues from Legacy TLBB Mobile were $88.3 million, accounting for approximately 16% of Changyou’s online game revenues, approximately 16% of Changyou’s total revenues, and approximately 12% of the Sohu Group’s total revenues.
Platform Channel Business
Changyou’s platform channel business consists primarily of the operation of the 17173.com Website. Prior to RaidCall’s ceasing operations in March 2019 and the sale of MoboTap in March 2018, Changyou’s platform channel business also included RaidCall and MoboTap.
17173.com Website
The 17173.com Website provides news, electronic forums, online videos, and other online game information services to game players, as well as mobile game distribution services. Changyou generates online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website and online game revenues from mobile game distribution services.
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
Changyou’s Share Structure
As a result of the completion of the Changyou Merger on April 17, 2020, we held, and continue to hold, 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou. We consolidate Changyou in our consolidated financial statements and, prior to the completion of the Changyou Merger on April 17, 2020, also provided for noncontrolling interests reflecting ordinary shares in Changyou held by shareholders other than us (“Changyou noncontrolling shareholders”).

Sogou’s Business (Discontinued)
On September 29, 2020, Sohu, Sohu Search, and Tencent Merger Sub entered into the Tencent/Sohu Sogou Share Purchase Agreement. Upon the signing of the Tencent/Sohu Sogou Share Purchase Agreement, Sogou met the criteria for discontinued operations. Accordingly, the results of operations for Sogou’s search and search-related business and other business have been excluded from our results from continuing operations. Revenues that were generated by Sogou’s search and search-related business and other business are reflected as discontinued operations in our consolidated statements of comprehensive income.
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
Initial Public Offering of Sogou
On November 13, 2017, Sogou completed its IPO on the NYSE, trading under the symbol “SOGO.” Proceeds to Sogou from the IPO were approximately $622.1 million, after deducting underwriting discounts and commissions and offering expenses. Following the completion of Sogou’s IPO, pursuant to the Voting Agreement among Sohu, Tencent, and Sogou (the “Voting Agreement”) that took effect upon the completion of Sogou’s IPO, we have the right to appoint a majority of Sogou’s Board of Directors, and we continue to consolidate Sogou in our financial statements and provide for noncontrolling interests reflecting ordinary shares in Sogou held by shareholders other than us. In the fourth quarter of 2017, we recognized a one-time
credit to additional
paid-in
capital of $278.4 million in shareholders’ equity in our consolidated balance sheets to reflect the increase in the value of our equity in Sogou that resulted from the completion of Sogou’s IPO.
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
As of December 31, 2020, Sogou had a combined total of 387,590,916 Sogou Class A and Class B Ordinary Shares issued and outstanding, consisting of:

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

(iv)	Shareholders other than Sohu, Tencent, and Photon: 80,428,928 Sogou Class A Ordinary Shares, including Sogou Class A Ordinary Shares represented by Sogou ADSs.
The total number of Sogou outstanding shares listed above include 1,899,000 Sogou Class A Ordinary Shares that are outstanding for legal purposes, but have been determined to be Sogou treasury stock for accounting purposes. See Note 18 to our audited consolidated financial statements, which begin on page of this annual report.

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
The Voting Agreement and Sogou’s Amended and Restated Articles of Association also specify that for so long as Sohu or Tencent holds not less than 15% of Sogou’s issued shares (calculated on a fully diluted basis), consent from the holder of 15% or more (either or both of Sohu or Tencent, as the case may be) will be required (1) to amend Sogou’s Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, (2) to make material changes in Sogou’s principal lines of business, (3) to issue any additional Sogou Class B Ordinary Shares, (4) to create any new class or series of shares that is pari passu with or senior to the Sogou Class A Ordinary Shares, (5) for Sogou to approve a liquidation, dissolution or winding up of Sogou, or a merger or consolidation resulting in a change in control, or any disposition of all or substantially all of Sogou’s assets, or (6) for Sogou to enter into any transactions with affiliates of Sohu, other than in the ordinary course of business. Of these corporate actions that are subject to consent of Sohu or Tencent (as applicable), shareholder approval is required under the Companies Act of the Cayman Islands for any amendment of Sogou’s Amended and Restated Memorandum of Association or Amended and Restated Articles of Association, any
winding-up
of Sogou Inc., or any merger or consolidation with a third-party entity. The Voting Agreement and Sogou’s Amended and Restated Articles of Association further provide that if Sogou’s shareholders have voted in favor of any of these actions requiring the approval of Sogou’s shareholders but consent from Sohu or Tencent (as applicable) has not been obtained, then the holders of all classes of Sogou’s shares who have voted against such action will be deemed to have such number of votes as are equal to the aggregate number of votes cast in favor of such actions plus one additional vote. Under these provisions of the Voting Agreement and Sogou’s Amended and Restated Articles of Association, if an action is proposed for which the consent of either Tencent or Sohu is required, the failure to obtain the consent of Tencent or Sohu will have the effect of the proposed action’s not being approved, even if Sogou’s other shareholders approve it.
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
All of the Sogou Class B Ordinary Shares held by Sohu will be converted into Sogou Class A Ordinary Shares if there is a transaction resulting in change of control of Sohu that was not approved by Sohu’s Board of Directors, if specified competitors of Tencent control Sohu, or if a majority of Sohu’s Board of Directors consist of nominees of specified competitors of Tencent. The provisions with respect to the size and composition of Sogou’s Board of Directors set out in the Voting Agreement and Sogou’s Amended and Restated Articles of Association will terminate upon occurrence of any such event. Such arrangements will also terminate (1) if Dr. Charles Zhang, the chairman of the Board of Directors and chief executive officer of Sohu, both ceases being the chairman of the Board of Directors of Sohu and ceases being the single largest beneficial owner of Sohu’s outstanding shares; (2) if Sohu transfers 30% or more of the Sogou Class B Ordinary Shares that Sohu held upon the completion of Sogou’s IPO; (3) if Sogou fails to provide irrevocable instructions to the person maintaining Sogou’s register of members to accept instructions from Tencent, under certain circumstances, with respect to the conversion of Sogou Class B Ordinary Shares held by Sohu; (4) or Sogou changes, without Tencent’s consent, the person that maintains Sogou’s register of members; (5) or if Tencent ceases to own any Sogou Class B Ordinary Shares.

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
Sohu Video
Sohu Video is an online video content and service provider in China. We deliver self-developed video content, purchased video content, UGC, and value livestreaming in various verticals. We provide users free access to the majority of our extensive and comprehensive video content library, which includes popular domestic and overseas television dramas the licenses to which we purchase from third parties, self-developed video content, variety shows, movies, animations, documentaries, UGC, and interactive broadcasting. We also offer selected fee-based
content, which includes self-developed video content, overseas television dramas and movies the licenses to which we purchase from third parties. Users can access our video content via mobile devices by visiting our mobile video site or installing Sohu Video APP, our mobile video application, or via PCs through tv.sohu.com or ifox, our PC video application.
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
CPC model
Under the CPC model, there is no fixed price for advertising services stated in the contract with the advertiser and the unit price for each click is auction-based. We charge advertisers on a per-click
basis, when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with our pricing practices for similar advertisers, we recognize revenue based on qualifying clicks and the unit price upon the occurrence of the clicks, provided all revenue recognition criteria have been met.
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
Changyou’s online games consist primarily of MMORPGs. Changyou is also developing, and plans to expand its game portfolio with, additional types of casual games, strategy games and collectible card games (“CCGs”). MMORPGs are massive multiplayer online role -playing games that allow a large number of players to take on the role of a character and interact with one another within a virtual world. Casual games include Match 3 games, which are puzzle games where players place a given number of tiles, often three, of the same type so that they can connect to each other and disappear; and strategy games, which are simulation games that allow players to control, manage and use game characters and items and to design and implement their own strategies to win the games. CCGs are collectible card games in which players collect cards and compete to win by using card sets with different functions.
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
Licensed-Out
Games
Changyou also authorizes third parties to operate its online games. In 2016, Changyou entered into an agreement with Tencent pursuant to which Changyou granted an exclusive license to Tencent to distribute and operate within China its mobile game Legacy TLBB Mobile, which was launched in May 2017. In addition, Changyou licenses its PC game TLBB and mobile games Legacy TLBB Mobile, and TLBB 3D to third-party operators in selected overseas markets outside of China, including Hong Kong, Taiwan, Vietnam, Singapore, and Malaysia.
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
17173.com Website
The 17173.com Website provides news, electronic forums, online videos, and other online game information services to game players, as well as mobile game distribution services. Changyou generates online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website and online game revenues from mobile game distribution services.
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

Sogou’s Business (Discontinued)
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
and
sohu.com
, and popular browsers such as the Mobile QQ Browser and the Sogou Browser. Sogou Search was the second largest search engine in China by mobile queries in December 2020, according to iResearch.
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
Sogou Input Method
Sogou Input Method, the first
cloud-based
Chinese language input software, was launched in 2006 and has become an indispensable Chinese language input software tool for PC and mobile users. It was the most widely used PC software in China by DAU and the number one Chinese language input software for PC users in terms of MAU in December 2020, according to iResearch. Sogou Mobile Keyboard, the mobile application of Sogou Input Method was the third most widely used mobile application in China by DAU and the number one Chinese language input application for mobile users in terms of MAU in December 2020, according to iResearch. Sogou are also committed to evolving Sogou Mobile Keyboard into an AI communication assistant. In 2020, Sogou enriched its AI smart input function and extended its vertical use cases. For AI smart input, Sogou refined its “Smart Wangzai”, an
AI-enabled
communication function within Sogou Mobile Keyboard, to allow users to easily input their conversations on Weixin/WeChat, QQ and other
e-commerce
platforms. Sogou also expanded vertical use cases of Sogou Mobile Keyboard from handwriting, multi-language, to barrier-free inputs, with the latter focusing on helping visually-impaired users improve input efficiency. In addition, Sogou rolled out more AI input services ranging from voice, optical character recognition (“OCR”), to translation, which helped reinforce Mobile Keyboard’s position as the largest voice recognition app in China. As of the end of December 2020, it had processed up to 941 million voice requests and handled millions of translation requests per day. Sogou Mobile Keyboard possesses a large library of language data, with over 120 billion Chinese character inputs per day that Sogou’s users have generated across a wide variety of Internet use cases, such as social media, news, entertainment, shopping, travel, and financial services.
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
Sogou Translation
Sogou Translation is a multi-language translation solution that incorporates neural machine translation technology and a massive linguistic database to deliver language translation. It is web-based
and also available as a mobile application. In addition to written text translation, the Sogou Translation mobile application supports speech, document, OCR, and augmented reality translation. Also, with Exam Dictionaries, which Sogou developed in-house,
Sogou Translation provides high quality content that users may access to prepare for their academic examinations.

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
Search and search related advertising services consist primarily of auction-based pay-for-click
services, for which Sogou charges advertisers on a per click basis when users click on the advertisers’ promotional links displayed on Sogou’s and third parties’ Internet properties. Other monetization models from Sogou mainly consist of operating third-party games on Sogou Game Center and Sogou Mobile Assistant, sales of Sogou’s various smart devices and online lending and microcredit services through mobile applications.
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
We have been issued 1,555 patents in China and 82 patents in countries and regions outside of China covering inventions, utility models, and designs; we have 1,586 patent applications currently pending in China and 56 patent applications currently pending in countries and regions outside of China; we have submitted 89 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual property.
We have registered three service marks with the U.S. Patent and Trademark Office of the CNIPA, consisting of Sohu.com, registered on August 1, 2000; Sohu.com (stylized), registered on August 1, 2000; and Sohu, registered on June 13, 2000. We have registered 4,509 trademarks with the Trademark Office of the CNIPA, including the marks “SOHU.com,” “ChangYou.com,” “cyou.com” and “Sogou” and marks relating to our products such as Sohu.com logos, Sohu Fox logos, GoodFeel logos, Go2Map, Sohu Focus, Blade Online, 17173, Sogou logos, Sogou Input Method, Sogou Map, and Teemo, and the corresponding Chinese versions of the marks; and we are in the process of applying for the registration of 487 other trademarks. We are the registered owner of 581 registered trademarks and have also applied for 198 trademarks in countries and regions outside of China. In addition, we are in the process of applying for recognition of certain of our marks as famous Beijing trademarks and well-known Chinese trademarks. We also filed registration of trademarks relating to our subsidiary companies’ names and Changyou’s online games and other businesses in various countries and regions, such as the United States, European Union, Turkey, Japan, South Korea, Malaysia, Indonesia, Vietnam, Thailand, Brazil, Taiwan and Hong Kong. Our rights to these marks could be affected adversely if any of our applications are rejected. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion. In addition, Changyou has the license rights to use the trademarks, such as TLBB, TLBB logos and TLBB 3D, for its mobile games TLBB 3D and Legacy TLBB Mobile and for its PC game TLBB under its existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could cause Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. See “Risk Factors-Risks Related to Changyou.com Limited-Risks Related to Changyou’s Business-Overall Risks-Changyou may need to incur significant expenses to enforce its proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed” and “-Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business” in Item 3.
We are the registered owner of 991 software copyrights and 658 copyrights for works in China, each of which we have registered with the State Copyright Bureau of China and its local branches. In addition to the above, we have also registered the copyrights for 20 works in countries and regions outside of China.
We own the rights to 480 domain names that we use in connection with the operation of our business, including the Sohu, Changyou, and Sogou websites.

Many parties are actively developing chat, search, AI technologies, Web directory and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in the areas of
e-commerce,
Web-based
information indexing and retrieval and online direct marketing. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims, from time to time, relating to the intellectual property of others in the ordinary course of our business. See “Item 8. Financial Information—Legal Proceedings”.
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
Sohu
As of December 31, 2020, Sohu maintained approximately 11,900 servers in China. To fully support the operation of Sohu’s content and services, Sohu established these data centers primarily through China Mobile, China United Network Communication Group Company Limited (“China Unicom”), and China Telecom Corporation (“China Telecom”), which are the three largest Internet connection service providers in China, to support most of Sohu’s core services. In addition, Sohu has established branch nodes in different provinces throughout China through different telecommunication operators in order to establish national coverage and provide fast and stable access to Sohu’s Internet platforms properties to users across China. In addition, Sohu has developed cooperation with several smaller private Internet service providers.
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
Changyou
Changyou supports its operations with a network of reliable and secure physical and cloud-based servers that have fully supported its operations for many years. As of December 31, 2020, Changyou maintained for its online game business approximately 2,000 physical servers in mainland China, and 2,800 cloud-based servers that are spread across mainland China, Hong Kong, other Asia-pacific regions, Europe and North America. In order to enhance Changyou’s game players’ experience and to improve connectivity, Changyou has located its physical game servers in a number of regions throughout China. This allows its players to connect to the nearest servers that are located in their region without exchanging data across the national backbone network. Furthermore, to ensure high quality services for its game players, Changyou works with leading domestic cloud technology firms to provide efficient and stable game services using cloud-based resources.
Sogou
As of December 31, 2020, Sogou owned approximately 30,809 servers located in six Internet data centers in China. Sogou has also obtained what it believes is a sufficient amount of connectivity bandwidth to meet the current and anticipated needs of its operations, and has established a large-scale Graphics Processing Unit (“GPU”) service cluster to provide computing power for its AI technologies.

MARKETING
Sohu
As Sohu is a leading Chinese online media company, our brand effectively provides us with built-in
word-of-mouth
marketing and we have significantly benefited from this recognition of our brand in China. We also host high-quality events, both online and offline, with the goal of strengthening our influence across certain verticals by consolidating our position as a mainstream media source, and enhancing our core competitiveness and credibility by leveraging high-quality content across our platform and our advanced livestreaming technologies, thereby attracting both users and advertisers. Further, we continually promote our self-produced video programs across diversified online social media platforms to attract more users to our platform. For offline marketing channels, we work closely with mobile application stores as well as performance-based online advertising platforms. Moreover, to strengthen our precision marketing, we reach out and seek cooperation with market-dominant mobile phone manufacturers to pre-install
our mobile APPs into certain models of their mobile phones.
Changyou
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
For mobile games in particular, Changyou works closely with Apple store and Android mobile application stores to market its games. Changyou designs and implements different marketing strategies for different game genres to attract the genres’ target players. Changyou works with performance-based online advertising platforms such as Guang Dian Tong, Fen Si Tong, and Ocean Engine where Changyou can target different user groups by gender, region, age group and other categories. For games with a specific user group, Changyou advertises on mobile applications, websites and other media outlets that cater to the same user group.
Changyou also promotes its games in overseas markets with a targeted marketing approach, leveraging its data collection and analysis system. Changyou’s overseas marketing strategies also include using social media platforms and search engine management to promote its games.
Sogou
Sogou focuses on delivering superior user experience through better products and services, which Sogou believes can expand its user base and enhance its brand. Since inception, its user base has grown primarily through word-of-mouth
referrals; thus, Sogou has built its brand with modest marketing costs.
While Sogou has benefitted significantly from
word-of-mouth
marketing, it has also launched marketing campaigns designed to further promote its brand, products, and technologies. In 2020, Sogou focused on marketing its technology through industry-specific applications. This was designed to demonstrate Sogou’s technological advantages and enhance Sogou’s brand image as a leading
AI-based
solution provider. For example, Sogou has expanded the application of its AI Vocational Avatar technology in various sectors, including AI News Anchors in news broadcasting, AI Virtual Judge in legal services, and AI Customer Service Avatar in financial services. Sogou’s proprietary AI Vocational Avatar served as a hostess at various industry summits and its AI-powered Simultaneous Interpretation solutions supported a number of international conferences in such areas as technology, finance, and healthcare.
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

Competition for Sohu’s Business
In the PRC Internet space, competition for brand advertising business is intense and is expected to increase significantly in the future. We compete with our peers and competitors in China primarily on the following basis:

•	access to financial resources;

•	gateway to host of Internet users’ activities;

•	technological advancements;

•	attractiveness of products;

•	brand recognition;

•	volume of traffic and users;

•	quality of Internet platforms and content;

•	quality and quantity of purchased video content, self-developed video content, and user-generated content;

•	strategic relationships;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	talent of staff; and

•	pricing.
Over time, our competitors may gradually build certain competitive advantages over us in terms of:

•	greater brand recognition among Internet users and clients;

•	better products and services;

•	larger user and advertiser bases;

•	more extensive and well -developed marketing and sales networks; and

•	substantially greater financial and technical resources.
There are a number of existing or new PRC Internet companies, which include companies controlled or sponsored by private entities and by PRC government entities. As an Internet portal, we compete with various portals, including Baidu, NetEase, Phoenix, Qutoutiao, Sina, Tencent, and TouTiao, and with vertical sites such as 58.com, Autohome, BitAuto, Bilibili, Douyin, Douyu, Fang, Huya, iQIYI, Kuaishou, Leju, Mango TV, Youku, and YY.
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

•
other companies in China devoted to game development and/or operation that are publicly traded in China, such as Beijing Kunlun Tech Co., Ltd., Giant Network Group Co., Ltd., Perfect World Co., Ltd., Wuhu 37 Interactive Entertainment Network Technology Group Co., Ltd., YOOZOO Games Co., Ltd., and Zhejiang Century Huatong Group Co., Ltd. (formerly known as Shanda Games Limited); and

•	international competitors.
Platform Channel Business
In the platform channel business, Changyou’s game information portal operated through the 17173.com Website currently competes in China with, among others, the following game information portals:

•	Duowan.com, operated by JOYY Inc.; and

•	Game.sina.com.cn, operated by Sina Corporation.
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
group-buy
platforms such as Meituan Dianping; online classified advertisement platforms such as 58.com; and short video platforms such as Douyin and Kuaishou. Sogou competes for advertisers not only with Internet companies, but also with other types of advertising media such as newspapers and magazines, billboards, bus advertisements, television, and radio.
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
As of December 31, 2020, we leased office space of approximately 9,298 square meters in the PRC.
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
As of December 31, 2020, Changyou leased office space in Beijing of approximately 531 square meters. Changyou also leased office space of approximately 4,799 square meters in other cities in the PRC and in other countries.
Sogou
As of December 31, 2020, Sogou leased approximately 7,081 square meters of office space in Beijing, in addition to office space that Sogou leased from Sohu. Sogou also leased office space of approximately 13,365 square meters in other cities in the PRC.
GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES
The following description of PRC laws and regulations is based upon the opinion of Haiwen & Partners, or Haiwen, our PRC legal counsel. The laws and regulations affecting China’s Internet industry and other aspects of our business are at an early stage of development and are evolving. There are substantial uncertainties regarding the interpretation and enforcement of PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and business operations strictly comply with PRC laws and regulations. If we are found to be in violation of PRC laws and regulations by the PRC government, we may be required to pay fines, obtain additional or different licenses or permits, and/or change, suspend or discontinue our business operations until we are found to comply with applicable laws. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information-Risk Factors.”

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
(the “Foreign Investment Law”), which took effect on January 1, 2020 and replaced the Foreign Investment Enterprises Law and other laws relating to foreign investment. The stated purpose of the Foreign Investment Law is to expand China’s opening up to the outside world, promoting and regulating foreign investment, and protecting the rights and interests of foreign investors. The Foreign Investment Law provides, for example, that treatment of foreign investors and their investments during the investment access stage may not be inferior to treatment afforded to PRC domestic investors and their investments, except where a foreign investment is in a category of restricted investments. The Foreign Investment Law also provides that the PRC government will establish an information reporting system, and that foreign investors and foreign-invested
enterprises will be required to submit investment information through an enterprise registration system and an enterprise credit information publicity system. On December 30, 2019 the MOFCOM issued the
Measures for the Reporting of Foreign Investment Information
(the “Reporting Measures”), which took effect on January 1, 2020, the same date as the effective date of the Foreign Investment Law to implement the information reporting system and replace the Interim Filing Measures. The Reporting Measures require that foreign investors establishing foreign investment enterprises in China submit an initial report through the enterprise registration system; there is no longer any filing requirement with MOFCOM or its local branches under the Reporting Measures. On December 12, 2019, the State Council also issued the
Implementing Regulations of the Foreign Investment Law
and, on December 26, 2019, the Supreme People’s Court issued the
Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the People’s Republic of China
, both of which became effective on January 1, 2020. As the Foreign Investment Law and the related implementing regulations are newly-issued, their impact upon the existing procedures required for the establishment of a foreign-invested enterprise remains unclear, pending further clarification and guidance from the MOFCOM and other relevant governmental authorities. On December 19, 2020, the National Development and Reform Commission (the “NDRC”) and the MOFCOM promulgated the Security Review Measures, which became effective on January 18, 2021. The Security Review Measures stipulate that investment by foreign investors in specified industries within the PRC that affects or may affect national security will be subject to security review by relevant governmental authorities.
Each of our WFOEs established before September 3, 2016 was established with proper approval, and the two WFOEs that were established by Changyou on April 13, 2020 and November 12, 2020 have fulfilled their reporting obligations under the Reporting Measures.
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
Regulation of Value-added Telecommunications Services
The
Telecommunications Regulations of the People’s Republic of China (“Telecom Regulations”)
, implemented on September 25, 2000 and amended on July 29, 2014 and February 2, 2016, are the primary PRC law governing telecommunication services, and set out the general framework for the provision of telecommunication services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services,” which we generally do not provide, and “value-added telecommunications services.” The Telecom Regulations define value-added telecommunications services as telecommunications and information services provided through public networks. The
Catalogue of Telecommunications Business (“Catalogue”),
which was issued as an attachment to the Telecom Regulations and updated in February 2003, December 2015 and June 2019, identifies Internet data centers, content delivery networks, domestic Internet virtual private networks, Internet access, online data and transaction processing, on-demand
voice and image communications, message storage and forwarding (including voice mailbox,
e-mail
and online fax services), call centers, and online information and data search as value-added telecommunications services. We engage in various types of business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.
On July 3, 2017, the MIIT issued the
Administration Measures for Telecommunications Business Operating Permits (the “Telecom License Measures”)
, which became effective on September 1, 2017, to supplement the Telecom Regulations and replace the previous
Measures on the Administration of Telecommunications Business Operating Permits
promulgated in 2009
.
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
Telecommunications Services Operating License, which was renewed on January 13, 2020, that authorizes the provision of Internet data center services and Internet access services.
Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies
Various PRC regulations currently restrict foreign-invested entities from engaging in value-added telecommunication services, including providing Internet information services and operating online games. Foreign direct investment in telecommunications companies in China is regulated by the
Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (“FITE Regulations”)
, which were issued by the PRC State Council, or State Council, on December 11, 2001, became effective on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016. The FITE Regulations stipulate that foreign invested telecommunications enterprises in the PRC (“FITEs”) must be established as Sino-foreign equity joint ventures. Under the FITE Regulations and in accordance with
WTO-related
agreements, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on the FITE’s operations. On June 30, 2016, the MIIT issued an
Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in the Mainland by Service Providers from Hong Kong and Macao
(the “MIIT Announcement”), which provides that investors from Hong Kong and Macau may hold more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.
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
On July 13, 2006, the
Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (the “MIIT Notice”)
, which reiterates certain provisions of the FITE Regulations, was issued. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must be established and must apply for a telecommunications business license applicable to the business. Under the MIIT Notice, a domestic company that holds a license for the provision of Internet content services, or an ICP license, is considered to be a type of value-added telecommunications business in China, and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder or its shareholders. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with standards set forth in relevant PRC regulations. Our VIEs, rather than our subsidiaries, hold ICP licenses, own our domain names, and hold or have applied for registration in the PRC of trademarks related to our business and own and maintain facilities that we believe are appropriate for our business operations.
On November 27, 2017, the MIIT promulgated the
Notice Regulating the Use of Domain Names in the Provision of Internet-based Information Services
, or the Domain Names Notice, which became effective on January 1, 2018. Under the Domain Names Notice, a domain name used by a provider of Internet-based information services must be registered and owned by the provider or, if the provider is an entity, by a shareholder or senior management of the provider.
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
On September 25, 2000, the State Council issued the
Measures for the Administration of Internet Information Services (“ICP Measures”),
which were amended on January 8, 2011. Under the ICP Measures, entities that provide commercial information services to online users on the Internet (“ICPs”) are obliged to obtain an operating license from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations described above.
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
Sohu Internet, Guangzhou Qianjun, Shanghai ICE, Guanyou Gamespace, Gamease, and Sogou Information hold Telecommunications and Information Services Operating Licenses (each an “ICP license”), each of which is subject to the filing of an annual report. The ICP license held by Sohu Internet includes a permit for operating Internet information services at “focus.cn.”
In 2000, the MIIT promulgated the
Internet Electronic Bulletin Service Administrative Measures
(“BBS Measures”). The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. On September 23, 2014, the MIIT abolished the BBS Measures in a
Decision on Abolishment and Amendment Certain Regulations and Rules
. However, in practice certain local authorities still require operating companies to obtain approvals or make filings for the operation of BBS services. The ICP licenses held by Sohu Internet, Gamease, and Guanyou Gamespace include such specific approval of the BBS services that they provide.
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
On August 25, 2017, the CAOC issued the
Administration Measures for Internet Forum Community Service
, effective on October 1, 2017, to regulate the provision of online interactive social network services for information dissemination. On August 25, 2017, the CAOC issued the
Administration Measures for Internet Comment Thread Services
, effective on October 1, 2017, regulating the provision of services by websites, applications, interactive broadcasting platforms, and other communication platforms with news and media characteristics that allow users to release text, photos, audio, and video. On February 20, 2018, the CAOC issued the
Administrative Provisions on Micro-blogging and Blogging Information Services
, effective on March 20, 2018, further regulating the provision of platform services for publishing and distributing information through micro-blogs and blogs. On September 7, 2017, the CAOC issued the
Administration Measures for Internet Chat Group Services
, effective on October 8, 2017, to regulate the provision of platform services for that allow Internet user groups to exchange information online. On September 7, the CAOC issued the
Administration Measures for Internet Users’ Social Account Information Services
, which were effective on October 8, 2017 and amended on January 22, 2021. These measures provide, among other things, that Internet platform operators providing the covered services will be responsible for the security of information and content published over their platforms, and provide enhanced requirements for user registration, information review, emergency response, security, personal information protection, and intellectual property protection.
On November 15, 2018, the CAOC promulgated the
Provisions on the Security Assessment of Internet-based Information Services with Attribute of Public Opinions or Capable of Social Mobilization
, which require that Internet information service providers that provide Internet services with the potential to influence public opinion or provoke social movement, including BBS, blog, and micro-blog services, must conduct a security self-assessment and file with the local office of the CAOC a self-assessment report regarding their such Internet services and supporting technologies, their user base characteristics, and any significant changes in user opinions and potential risks concerning public security issues.

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
On June 5, 2020, the National Press and Publication Administration issued the
Notice on Further Strengthening the Administration of Online Literature Publishing
. This notice provides that a platform publishing online literature works must (a) require writers to provide real identity information; (b) review the works before they are published on the platform; and (c) take appropriate and timely measures to prevent dissemination through the platform of false or misleading information.
On December 22, 2010, Sohu Internet obtained an Internet publishing license issued by the SAPPRFT, which was renewed on October 1, 2019. For the details of the Internet publishing licenses held by Changyou’s VIEs, see “Specific Statutes and Regulations—Regulation of Online Game Services—Online Games and Cultural Products.” Sogou Information plans to apply for an Internet publishing license.

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
and
Detailed Standard Rules for Reviewing the Content of Internet Short Videos
, for the stated purpose of strengthening the responsibility of online platforms to examine the content of short videos before their transmission. On February 21, 2020, the China Netcasting Services Association issued the
Detailed Standard Rules for Reviewing the Content of Internet Variety Shows
,
which provide guidelines regarding such content matters as the choice of crew and cast and their behavior, and wardrobe and props, in variety shows, and provide detailed instructions for the examination of Internet variety shows.

On January 2, 2014, the SAPPRFT issued a
Supplemental Notice on 2012 SAPPRFT Notice 53
, which stipulates that producers of Internet dramas, micro movies and other Internet audiovisual programs must obtain a Permit for Radio and Television Program Production and Operation. Online audio-visual service providers may only retransmit dramas and micro movies produced and uploaded by individuals whose identities have been verified and the content of which complies with relevant regulations. Online audio-visual service providers must file with the provincial SAPPRFT the content of Internet audiovisual programs proposed for transmission prior to transmitting the programs.
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
On October 17, 2020, the Standing Committee of the National People’s Congress amended the Minors Protection Law of the PRC (as amended, the “Minors Protection Law”) effective as of June 1, 2021. The Minors Protection Law promotes Internet literacy among minors, protects personal information of minors, and strengthens the protection of minors from cyber bullying and from addictive behaviors related to Internet services and products.
On May 15, 2020, the Supreme People’s Court issued several guiding opinions on civil cases. The opinions stipulate that if minors pay reward money on live online performance platforms without the consent of their guardians and the money is spent in a way that is not appropriate for their age or intelligence, their guardians may require the Internet service providers to refund the money.

Private Network and Targeted Communication Audiovisual Program Services
On April 25, 2016, the SAPPRFT issued
the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services
(the “Private Network Audiovisual Programs Administration Provisions”), effective on June 1, 2016, to replace the
Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks that had been
issued by the SAPPRFT on July 6, 2004. The Private Network Audiovisual Programs Administration Provisions stipulate that private network and targeted communication audiovisual program services include the provision, integrated control, transmission and distribution of audiovisual content through IPTV, targeted mobile television, television network and other targeted channels. The Private Network Audiovisual Programs Administration Provisions provide that operators engaging in private network and targeted communication audiovisual program services must obtain a permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The Private Network Audiovisual Programs Administration Provisions provide that only PRC state-owned or state-controlled entities may engage in private network and targeted communication audiovisual program services. We provide a small amount of audiovisual program services through private network and/or targeted communication channels, such as IPTVs and television networks. In order to comply with the Private Network Audiovisual Programs Administration Provisions, we partner with PRC state-owned entities for the provision of such services through private network and targeted communication channels. According to a press conference of SAPPRFT regarding the Private Network Audiovisual Programs Administration Provisions, Internet audiovisual program services provided through the public Internet, which include our main online video services, other than private network and targeted communication channels should comply with Document 56. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of the Provision of Internet Content—Online Audiovisual Transmission through the Public Internet” for a description of regulations affecting Internet Audio-video program services provided through the public Internet.
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
On July 1, 2016, the MCT issued a
Notice on Strengthening the Administration of Online Performanc
e (the “Online Performance Notice”) and on December 2, 2016, issued the
Measures of Administration of Online Performance Operating Activities
(the “Online Performance Measures”), which became effective on January 1, 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain an Online Culture Operating Permit and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocks persons with disabilities, includes photographs or video clips that infringe third parties’ privacy or other rights, features animal abuse, or presents characters and other features of online games that have not been registered and approved for publication by applicable PRC governmental authorities.
Sohu Internet, Guangzhou Qianjun, Gamease, Guanyou Gamespace, Shanghai ICE, and Sogou Information currently hold Online Culture Operating Permits. The Online Culture Operating Permit obtained by Sohu Internet includes a permit for operating Internet information services at “focus.cn.”

On September 2, 2016, the SAPPRFT issued the
Notice on Strengthening the Management of Live Online Social Video Services
(the “Live Online Notice”), which requires interactive broadcasting service providers to procure a permit for the Network Transmission of Audiovisual Programs. Sohu Internet and Guangzhou Qianjun currently hold permits for the Network Transmission of Audiovisual Programs. The Live Online Notice also stipulates that a service provider must make a filing with the local SAPPRFT branch at least five days before making any live broadcast of any significant political, military, economic, social, cultural or sports activities and at least 48 hours before making any live broadcast of other cultural or sports activities. On November 4, 2016, the CAOC issued the Provisions on the Administration of Online Live Social Video Services (the “Live Social Video Provisions”) effective December 1, 2016. The Live Social Video Provisions provide that business entities such as us that offer interactive broadcasting services on their Internet platforms have the primary responsibility for monitoring content disseminated by interactive broadcasting hosts and viewers through such services, and must allocate sufficient staff in line with the scale of such services and establish and maintain adequate internal policies and procedures for, among other things, content review, information security management, emergency management and technical support. The Live Social Video Provisions also require that Internet providers verify the real-name identity of interactive broadcasting hosts and viewers before allowing them to establish user accounts with the Internet providers and take appropriate remedial actions, such as issuing warnings, removing posted content, or terminating the user’s account, with respect to interactive broadcasting content or activity that is prohibited by the Live Social Video Provisions. Internet providers are subject to administrative penalties and other sanctions for noncompliance with the Live Social Video Provisions. On August 1, 2018, the MIIT and several other governmental authorities issued a
Notice on Strengthening the Administration of Live Online Social Video Services
, which stipulates that providers of Internet access services and APP stores must not provide Internet access and APP distribution services for online interactive broadcasting service providers that do not hold requisite permits from or complete the requisite filing procedure with the applicable governmental agencies. On November 12, 2020, the NRTA promulgated the
Notice on Strengthening the Management of Live Broadcast of Online Shows and
E-commerce
Live Broadcast
, which requires live show online broadcasting platforms and
e-commerce
live online broadcasting platforms to enter information concerning their operating entities and business operations in a nationwide online system. Under the notice, live online broadcasting platforms are also required to classify their broadcast programs into, and label them according to, specified categories such as “music,” “dance,” and “travelling.” The notice and the
Guidance on Strengthening
Supervision of
E-commerce
Live Online Broadcasting Activities
issued by the SAMR in November 2020 also provide that
e-commerce
live online broadcasting platforms should verify the qualifications and real-name identities of the entities and individuals selling goods and services on such platforms, and ensure such sales to comply with the New Advertising Law and the
E-commerce
Law. On February 9, 2021, the CAOC and six other governmental authorities issued the
Guiding Opinions on Strengthening the Ratification and Administration of Live Online Broadcasting
(the
“
Guiding Opinions”). The Guiding Opinions stipulate that live online broadcasting platforms must (a) classify and rank accounts for live online broadcasting based on factors such as the nature of the account holders, the content of performances, the number of followers and the popularity of the broadcast programs, (b) set reasonable limits on the duration of, the amount of money to be received in, and commodities to be sold in each broadcast program based on the accounts’ categories and rankings, and (c) set reasonable limits on the maximum amount of money paid by the Internet users for a single virtual commodity or reward in connection with a live online broadcast.
On March 15, 2021, the SAMR issued the
Measures for the Supervision and Administration for Online
Transactions
, which will take effect on May 1, 2021. The measures aim at creating a fairer competitive environment for online transaction operators and a safer consumption environment for users in online transactions, and specify the responsibilities of platform operators in the course of providing online shows and e-commerce live broadcast services.
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
Mobile Internet Applications Information Services
On June 28, 2016, the CAOC issued the
Provisions on the Administration of Mobile Internet Applications Information Services
(the “APP Provisions”), which became effective on August 1, 2016. Under the APP Provisions, mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant approval to provide services through such applications and require application store service providers to register with local branch offices of the CAOC within 30 days after they start providing application store services. We have procured the required approvals for services that we provide through our mobile applications. If we, as a provider of information services through Apps, violate these regulations, mobile application stores through which we distribute our Apps may issue warnings to us, suspend the release, or terminate the sale, of our Apps, and/or report our violations to governmental authorities. Sogou Information has filed an application for registration with the applicable local branch of the CAOC with respect to its provision of application store services.
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
and
Administrative Regulations on Maps
. The Maps Usage Notice requires that maps displayed by Internet service providers be obtained through government-approved channels and identify their sources and censor numbers. Internet service providers are prohibited from using maps obtained from unaccredited sources, including foreign Websites. All maps, other than scenic maps, block maps, subway maps and other simple maps, must be reviewed by PRC governmental authorities before they are published, and must not contain any information or content specified as prohibited in the Maps Usage Notice.
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
Sohu Internet, Guangzhou Qianjun, and Sogou Information received renewed approval from the SAMR, on June 13, 2019, November 23, 2018, and September 18, 2020, respectively, to disseminate pharmaceuticals information over the Internet.
Regulation of Brand Advertising Services
On April 24, 2015, the Standing Committee of the National People’s Congress enacted the
Advertising Law of the People
’
s Republic of China
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
On April 13, 2016, the SAMR and sixteen other PRC government agencies jointly issued a
Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management
(the ‘‘Campaign Notice’’), pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on Internet search portals and other portal, financial, real estate, P2P and investment product sales services Websites. On March 22, 2019, the SAMR issued the
Notice of a Campaign to Deepen the Rectification of Online Advertisements
, which targets false advertising related to the physical health or the protection of property of the public in areas such as pharmaceuticals, health food, and real estate and financial investments by Internet portals, search engines, and
e-commerce
platforms with significant social influence and wide coverage, as well as by Internet media such as mobile client applications and new media accounts. The
Notice of Key Areas of Work in 2020 of the Inter-Ministerial Joint Meeting on Rectification of False and Illegal Advertisements,
jointly issued by SAMR and ten other PRC government agencies on March 9, 2020, further emphasizes the responsibility of Internet service providers to verify and examine the content and supporting documents of online advertisements and prevent the dissemination of false and illegal online advertisements.

On August 31, 2018, the Standing Committee of the National People’s Congress enacted the
E-commerce
Law of the People’s Republic of China
(the
“E-commerce
Law”), which took effect on January 1, 2019 and which stipulates, among other things, that although an
e-commerce
business operator may provide an Internet consumer with search results for goods or services based on such consumer’s preferences or consumption habits, the operator must also provide such consumer with options that are not based on such consumer’s preferences or habits, in order to respect and protect the rights and interests of such consumer, and reiterates that
e-commerce
business operators that distribute online advertisements to consumers must comply with the New Advertising Law.
Regulation of Online Game Services
Online Games and Cultural Products
In September 2009, the SAPPRFT, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a
Notice on Further Strengthening the Administration of
Pre-examination
and Approval of Online Games and the Examination and Approval of Imported Online Games
, or the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the VIE structures of Changyou and Sogou were deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, the VIE structures of Changyou and Sogou might be challenged by the SPPA, a successor agency to the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those Changyou and Sogou use having been challenged by the SAPPRFT or the SPPA as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However, it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.
On February 21, 2008, the SAPPRFT issued the
Rules for the Administration of Electronic Publications
, or the Electronic Publication Rules, which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant PRC law and regulations, and must obtain the approval of the SPPA, a successor agency to the SAPPRFT, before publishing foreign electronic publications. The New Internet Publication Measures, which became effective on March 10, 2016 and replaced the
Temporary Measures for Internet Publication Administration
that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing services license instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT or the SPPA prior to the publication of new online games. In addition, under the New Internet Publication Measures, Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner.
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

The MCT issued the
New Provisional Regulations for the Administration of Online Culture
, or the Online Culture Regulations, which took effect on April 1, 2011 and was amended on December 15, 2017 and replaced the
Provisional Regulations for the Administration of Online
Culture
. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. On May 14, 2019, the MCT issued the MCT Approval Scope Notice, pursuant to which the MCT is no longer responsible for regulating the online-game industry and its local branches are no longer responsible for granting new Online Culture Operating Permits for online games, or renewing existing permits after their expiration. It is not clear whether another PRC governmental agency will be designated to supervise the online game industry and whether a new permit or license that is similar to Online Cultural Operating Permit will be required for the operation of online games. On December 9, 2019, the Comprehensive Market Enforcement Supervision Bureau of MCT issued the
Notice on Law Enforcement in the Online Game Market
, which stipulates that the investigation and processing of online game cases will be under the
Measures of Internet Publication Service Administration,
and that the
Interim Measures for Online Games Administration
, which became effective on August 1, 2010 and were repealed on July 10, 2019, will no longer apply to such cases. In January 2008 Gamease obtained an Online Culture Operating Permit, which was re-certified
in October 2015 and December 2017; and in December 2010 Shanghai ICE obtained an Online Culture Operating Permit, which was re-certified
in January 2014.
The
Notice on Strengthening the Approval and Administration of Imported Online Games
, or the Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT was, and the SPPA as a successor to the SAPPRFT is, the only governmental department authorized by the State Council to approve the importation of online games from Offshore copyright owners, and that any enterprise which engages in online game publication and operation services within China must have the game examined and approved by the SAPPRFT or the SPPA and receive from the SAPPRFT or the SPPA an Internet publishing license (or after the New Internet Publication Measures became effective on March 10, 2016, an online publishing services license). Changyou’s VIEs Gamease and Guanyou Gamespace obtained Internet publishing licenses from the SAPPRFT and they have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. In addition, the Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of Offshore online games in China must be examined and approved by the SAPPRFT or the SPPA.
The
Administrative Measures for Content Self-review by Internet Culture Business Entities
, or the Content Self-review Administrative Measure, which took effect in December 2013, require Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the MCT.
In January 2014, the SAIC promulgated the
Administrative Measures for Online Trading
, or the Online Trading Measures, which took effect on March 15, 2014, and replaced the Interim Measures for the
Administration of Online Commodities Trading and Relevant Services
, issued by the SAIC, which had taken effect on July 1, 2010. The Online Trading Measures regulate online commodity trading and related activities. The Online Trading Measures require that online transactions in commodities or services comply with the provisions of all applicable laws, regulations and rules. When selling commodities or providing services to consumers, online operators must comply with all applicable laws with respect to the protection of consumer rights and interests, the protection of intellectual property rights of others and the prevention of unfair competition. Information provided with respect to commodities and services provided by online commodity operators or related service operators must be authentic and accurate. If Changyou fails to comply with all requirements of the Online Trading Measures, the local branch of the SAIC or SAMR or another governmental authority with jurisdiction might impose penalties on it, such as fines.
Registration of Software Copyrights
The
Measures Concerning Registration of Computer Software Copyright
, or the Software Copyright Measures, issued by the National Copyright Administration, which became effective in February 2002, encourage the registration of software and afford greater protection to registered software than that afforded to unregistered software. Changyou has registered software copyrights covering all of its significant copyrightable products and enhancements.
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

On May 2, 2017, the CAOC, issued the
Administrative Enforcement Procedures for the Administration of Internet-based Information Content
, or the Enforcement Procedures, effective June 1, 2017. Pursuant to the Enforcement Procedures, the CAOC and its local branch offices have the authority to enforce, and impose administrative sanctions on activities prohibited by, applicable administrative laws and regulations concerning Internet-based information content.
Protection of Minors
On October 17, 2020, the Standing Committee of the National People’s Congress issued the Minor Protection Law, which will take effect on June 1, 2021 and which will strengthen requirements for the protection of minors from addictive online-game playing behaviors. Also see “Government Regulation and Legal Uncertainties - Regulation of the Provision of Internet Content—Protection of Minors.”
On May 15, 2020, the Supreme People’s Court issued several guiding opinions on civil cases. The opinions stipulate that if minors participate in online games that are not free to play without the consent of their guardians and spend the money in a way that is not suitable for their age or intelligence, the guardians may request the online game or live game platform operators to refund the money.
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
To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires online game operators such as Changyou and Sogou to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games
, or the Real-name Registration Notice”), which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. Changyou and Sogou developed anti-fatigue and real-name registration systems for their games, and implemented them beginning in 2007. Under the systems of Changyou and Sogou, game players must use real identification in order to create accounts, and in this way Changyou and Sogou generally are able to tell which of their game players are minors and thus subject to these regulations. For game players who do not register, Changyou and Sogou assume that they are minors. As required by the anti-fatigue rules, Changyou reduces the value of in-game
benefits of game players under 18 years based on the amount of their continuous play. In order to comply with the anti-fatigue
rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. Sogou uses this system to disincentivize minors from playing in excess of five hours at a time.
On January 15, 2011, the MCT, the MIIT and six other central government authorities jointly issued a circular entitled
Implementation of Online Game Monitor System of the Guardians of Minors
, or the Monitor System Circular, aiming to provide protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitor system was formally implemented commencing March 1, 2011.
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
On July 25, 2014, the SAPPRFT promulgated a
Notice on Further Carrying out the Verification of Real-name Registration for Anti-Fatigue System on Internet Games
, or the Verification of Real-name Registration Notice, which took effect on October 1, 2014. The Verification of Real-name Registration Notice requires local press and publication administrative departments to strengthen their administration over enterprises engaged in online game publication and operations, and requires such enterprises to abide by anti-fatigue and real-name registration requirements when developing and promoting online games, excluding, at present, mobile games.
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
In November 2018, the MPS issued the
Regulations for Internet Security Supervision and Inspection by Public Security Authority
, which specifies the standards for the inspection of network operators and the legal responsibilities of network operators that provide internet content.
Virtual Currency
On February 15, 2007, the MCT, the People’s Bank of China, or the PBOC, and other relevant government authorities jointly issued the
Notice on the Reinforcement of the Administration of Internet Cafés and Online Games
, or the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés Notice limits the total amount of virtual currency that may be issued by online game operators and the amount that may be purchased by individual game players, and includes a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency may only be used to purchase virtual items.
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
Import and Export of Software Technology
China imposes controls on the import and export of technology and software products. Under the
Regulations on Administration of Import and Export of Technologies
promulgated by the State Council, which were amended on March 2, 2019, the term “technology import and export” is defined to include, among other things, the transfer or licensing of patents and know-how,
and the provision of services related to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by or registration with the relevant PRC governmental authorities. Under the
Software Export Management and Statistics Measures
promulgated in October 2001, if a company is classified as a software enterprise and has a minimum of RMB1.0 million (or approximately $144,904) in registered capital, it may engage in an export business after being registered with the relevant PRC governmental authorities. All contracts which relate to the export of software products, transfer of technology or provision of related services must be filed with the relevant PRC governmental authorities. The
Measures for the Administration of Registration of Technology Import and Export Contracts,
issued by the MOFCOM in February 2009, specify registration requirements related to the import and export of technology.

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
Regulation of Search and search-related Services
On October 23, 2015, the MCT issued a
Notice on Further Strengthening and Improving the Administration of Content of Online Music
(the “MCT Further Notice”) which became effective on January 1, 2016. The MCT Further Notice provides that providing direct links to online music will constitute engaging in the online music business, and that therefore an Online Culture Operating Permit is required for providing such search services. Sogou Information held an Online Culture Operating Permit pursuant to regulations that were in effect before the MCT Further Notice became effective. The permit was renewed on August 20, 2020 pursuant to the MCT Further Notice.
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
pay-for-click
search results as such.
Regulation of Other Services
Real Estate Services
On June 23, 2020, the NDRC and the MOFCOM issued the
Special Administrative Measures for Admittance of Foreign Investment (Restricted List) (2020 Edition)
(the “2020 Restricted List”), which became effective on July 23, 2020. The 2020 Restricted List removed from the category of industries where foreign investment is restricted real estate agency and brokerage services, which had been included in the restricted category in the previous Foreign Investment Industrial Guidance Catalogue issued in 2011. The 2020 Restricted List loosened existing restrictions on foreign ownership of real estate agency and brokerage services in China, and as a result we may conduct real estate agency and brokerage services directly.
On April 4, 2001, the Ministry of Housing and Urban-Rural Development (the “MHURD,” formerly the Ministry of Construction) promulgated the
Regulatory Measures on the Sale of Commercial Houses
, pursuant to which a real estate developer may engage a real estate services organization as a broker to pre-sell
or sell primary residential housing. The regulatory measures provide that a real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits for the properties and a related letter of authorization.
On December 29, 2006, the MHURD and the PBOC jointly issued the
Circular Concerning Strengthening the Management of Real Estate Services and Regulating the Trade Settlement Capital Account
, which provides a number of directives regulating the real estate services industry. Under the circular, a real estate services company is not permitted to receive cash purchase payments on behalf of clients in secondary real estate transactions and is required to establish separate security deposit accounts for clients.
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
On May 19, 2018, the MHURD issued a
Notice on Further Improving Relevant Issues Concerning the Regulation and Control of the Real Estate Market,
to prohibit certain behaviors by real estate developers and brokers, such as hoarding property for speculation. On June 25, 2018, the MHURD and six other government agencies jointly issued a
Notice on Launching Special Actions to Combat the Infringement of the Interests of the Masses and Regulating the Real Estate Market in Some Cities
, to prohibit certain additional behaviors of real estate developers and brokers, such as price manipulation and false advertising, in specified cities including Beijing, Shanghai, Guangzhou, and Tianjin.
Online Payment Services
On June 14, 2010, the PBOC issued the
Measures for the Administration of Payment Services Provided by
Non-financial
Institutions
(the “Payment Services Measures”), which took effect on September 1, 2010 and were amended on February 3, 2016 and April 29, 2020. On December 1, 2010, the PBOC promulgated the
Implementing Rules for the Payment Services Measures
. The Payment Services Measures and their implementing rules require any non-financial
institution engaging in payment services, such as online payments, issuance and acceptance of prepaid cards, and bill collection via bank cards, to obtain a Payment Service License. Applications for Payment Service Licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. To further regulate the operation of online payment services, the PBOC issued the
Administration of Online Payment Services Provided by
Non-Bank
Payment Institutions
(the “Online Payment Services Measures”), which took effect on July 1, 2016, and was amended on June 2, 2020 and November 12, 2020, respectively. The Online Payment Services Measures classify personal payment accounts at entities that already hold a Payment Service License into three categories based on the extent to which the holders of the accounts have completed identity verification procedures, and provide that those account holders who have completed more of the identity verification process are entitled to a broader range of payment options through their accounts. The Online Payment Services Measures prohibit non-bank
payment institutions from engaging in securities, insurance, financing, trusts and other unauthorized financial business.
Non-bank
payment institutions are also required to develop risk control systems, including a risk rating system for users, a dispute resolution system, and a risk reserve.
In addition, on April 29, 2019, the SAFE issued the
Administrative Measures for Foreign Exchange Services of Payment Institutions
, replacing the
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
On February 28, 2012, the General Administration of Sports issued the
Urgent Notice on the Strengthening Execution of the Lottery Implementing Rules
, reiterating that lotteries sold via the Internet without the approval of the MOF will be deemed to be illegal lotteries.

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
On August 8, 2018, the MOF and several other government agencies jointly issued an
Announcement on Further Regulating the Order of the Lottery Market and Comprehensively Managing the Sale of Lotteries through the Internet
, which further emphasizes that business entities and individuals may not sell lottery tickets or conduct any other form of lottery business over the Internet without the approval of the MOF.
Production of Radio and Telecommunications Equipment
On September 11, 1993, the State Council and Central Military Commission jointly issued the
Regulations on the Management of Radio Operations
, which were amended on November 11, 2016, under which the working frequencies, bands, and related technical indices of radio transmission equipment must conform to relevant regulations regarding radio and are required to be submitted to the state radio administration authority or its local branches for approval, and failure to submit such information for approval will result in the imposition of a fine.
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
Online Lending Risks on December 1, 2017, stipulates general requirements for “cash loan” businesses conducted by online microcredit companies, banking institutions, and online lending information intermediaries, and specifies general requirements and guidelines with respect to cash loan businesses, such as governmental pre-approval
requirements, limits on interest rates and overall costs to borrowers, “know-your-customer” requirements, borrower eligibility assessment requirements, a prohibition on collection of loans using violence, and protection of customers’ personal information. The aggregate borrowing costs charged to borrowers by cash loan business in the form of interest and various fees must comply with guidelines on interest rates applicable to private lending issued from time to time by the Supreme People’s Court, such as those set forth in the Private Lending Judicial Interpretations. In addition, Circular 141 prohibits online microcredit companies from facilitating loans to students, making loans that are not made with the use of proceeds specified or that are to be used for down payments or speculative trading, and funding loans using illegal sources of funds.
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
The
Guidance on the Pilot Establishment of Microcredit Companies
jointly promulgated by the CBRC and the PBOC on May 4, 2008 (the “Pilot Guidance”) provides guidance on capital source and utilization requirements and restrictions and on the management and operation of microcredit companies. The Pilot Guidance also provides that the establishment of a microcredit company is subject to approval of the competent governmental authority at the provincial level. The People’s Government of Guangdong Province promulgated the
Guidance on the Implementation of Pilot Microcredit Companies
, on January 14, 2009, and the
Interim Administrative Measures on Microcredit Companies of Guangdong Province
, on January 23, 2009, which specify the principles, scope, and timeline of a pilot program and pilot joint meeting system; the role of certain governmental authorities; requirements for the establishment, organization and management of microcredit companies; and supervision and risk prevention rules with respect to microcredit companies in Guangdong province. On March 6, 2017, the Financial Work Bureau of the People’s Government of Shantou, which is a city in Guangdong Province, promulgated the Regulatory Guidance on Online Microcredit Companies Established in Shantou (for Trial Implementation)
, which sets forth regulatory requirements for the establishment, business requirements, submission of information, and management of risks of online microcredit companies established in Shantou.
Sogou’s subsidiary Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Microcredit”) has obtained the key governmental approvals and licenses required under current PRC laws and regulations for the conduct of a microcredit business. However, as the regulatory regime and practices with respect to online microcredit companies are evolving, there is uncertainty as to how the various requirements discussed above will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on microcredit companies.
Loans and Interest Rates
The Civil Code recognizes the validity of loan agreements between natural persons, provides that a loan agreement becomes effective when an individual lender provides a loan under the agreement to an individual borrower, and requires interest rates charged under a loan agreement to comply with applicable PRC laws and regulations. The
Private Lending Judicial Interpretations issued by the Supreme People’s Court in August 2015 and effective in September 2015 specify that loan agreements for loans with annual interest rates below 24% are valid and enforceable. With respect to a loan with an annual interest rate between 24% and 36%, if the interest on the loan has already been paid to the lender and such payment has not caused damage to the interests of the state, the community, or any third parties, the Private Lending Judicial Interpretations indicate that courts will be likely to dismiss a borrower’s demand for return of the interest payments. If the annual interest rate of a private loan is higher than 36%, the portion of the interest exceeding the maximum interest rate is invalid. The Revised Private Lending Judicial Interpretations provide that, beginning August 20, 2020, PRC courts will not enforce the collection of interest on one-year
loans to the extent that the interest exceeds four times the prime rate for one-year
loans published by the National Interbank Funding Center.The
Reply of the Supreme People
’
s Court to the Application of Law to the Provisions Applicable to Private Lending Cases
promulgated by the Supreme People’s Court on December 29, 2020 stipulates that microcredit companies are financial institutions established with the approval of the financial regulatory authorities and that the Revised Private Lending Judicial Interpretations are not directly applicable to the loan business of microcredit companies.

Miscellaneous
Laws and Regulations Related to International Connections for Computer Information Networks
The State Council and the MIIT have promulgated regulations governing international connections for PRC computer networks, including:

•	Provisional Regulations of the People’s Republic of China for the Administration of International Connections to Computer Information Networks (1997) and related Implementing Measures (1998); and

•	Administrative Measures for International Communications Gateways (2002) .
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
Copyright
On September 7, 1990, the Standing Committee of the National People’s Congress promulgated the Copyright Law
, which took effect on June 1, 1991 and was amended in 2001, 2010, and 2020. The 2020 amended Copyright Law, which will take effect on June 1, 2021, extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of the pledge of a copyright. The latest amended Copyright Law clarifies the scope of works entitled to copyright protection and provides for more stringent enforcement measures against copyright infringement.
In order to further implement the
Computer Software Protection Regulations
, promulgated by the State Council on December 20, 2001 and amended on May 19, 2004 and January 30, 2013, the NCA issued
Computer Software Copyright Registration Procedures
on February 20, 2002 and amended it on May 19, 2004, which specify detailed procedures and requirements with respect to the registration of software copyrights.
To address the problem of copyright infringement related to content posted or transmitted over the Internet, on April 29, 2005 the NCA and the MIIT jointly promulgated the
Measures for Administrative Protection of Copyright Related to Internet
, which became effective on May 30, 2005. These measures apply to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the Websites operated by such ICP operator, or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities; confiscation by the authorities of all income derived from the infringement activities; or payment of fines.
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

According to the
Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy
promulgated by the NCA, the MPS and the MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign was Internet audio and video programs. From the time the 2010 campaign commenced in late July, the local branches of the NCA focused on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through
e-commerce
platforms, providing search links, information storage, Web hosting or Internet access services for third parties engaging in copyright infringement or piracy and infringement by the use of mobile media. In serious cases, the operating permits of the Websites engaging in illegal activities may be revoked, and such Websites may be ordered to shut down. The Jian Wang Campaign for 2020, which targets copyright infringement related to the online transmission of games, music, and other copyrighted audio-visual works on or through
e-commerce,
online education, knowledge sharing, and other social platforms, and aims to strengthen the protection of online literature, application software and other copyrighted content, was launched on June 12, 2020.
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
On May 28, 2020, the National People’s Congress approved the Civil Code, which came into effect on January 1, 2021 and replaced the
Torts Liability Law
and eight other civil laws and regulations. Under the Civil Code, both Internet users and Internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an Internet user infringes the rights of another party, the holder of the rights that are infringed may request the provider of the Internet service through which the rights were infringed to take necessary measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. The notice from the holder of the rights to the service provider is required to include preliminary evidence of infringement and identify the holder of the rights, and the Internet service provider is then required to notify the infringer of the request by the holder of the rights and to take necessary measures. If the Internet service provider does not take necessary measures, it will be jointly liable for any further damages suffered by the holder of the rights. Furthermore, if an Internet service provider fails to take necessary measures when it knows or should have known that an Internet user has used the provider’s Internet services to infringe the lawful rights of other parties, it will be jointly liable with the Internet user for damages resulting from the infringement.
On December 17, 2012, PRC Supreme People’s Court promulgated the
Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information
(“Network Dissemination of Information Provision”), which were most recently amended on December 29, 2020. The Network Dissemination of Information Provisions stipulate that the dissemination by network users or network service providers of written works, performances or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that network service providers that aid or abet any network user’s infringement of the rights of another to network dissemination of any works or recordings may be liable for such network user’s infringing activities.
Patent
On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the
Patent Law
, which was amended in 1992, 2000, 2008 and 2020. The 2020 amended Patent Law will take effect on June 1, 2021. On June 15, 2001, the State Council promulgated the
Implementation Regulation for the Patent Law
, which was lately amended in January 9, 2010. According to these laws and regulations, the Patent Office of the CNIPA is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and designs. From June 1, 2021, in the case of designs, a patent will be valid for fifteen years from the date of the filing of the patent application. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights.

Trademark
On August 23, 1982, the Standing Committee of the National People’s Congress promulgated the
Trademark Law
(the “Trademark Law”), which was amended in 1993, 2001, 2013, and 2019. On August 3, 2002, the State Council promulgated the
Implementation Regulation for the Trademark Law
, which was amended in April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office is responsible for the registration and administration of trademarks and resolving trademark disputes. As with patents, China has adopted a
“first-to-file”
principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. The amendment of the Trademark Law that became effective on November 1, 2019 provides for enhanced procedures for the prevention of malicious registration of trademarks and increases the amount of fines that may be imposed for trademark infringements.
Laws and Regulations Related to Encryption Software
In October 1999, the State Council promulgated the
Regulations for the Administration of Commercial Encryption
, most recently amended on February 3, 2016, followed in November 1999 by the
Notice of the General Office of the State Encryption Administration Commission
promulgated by the State Commission for the Administration of Cryptography. Both of these regulations address the use in China of software with encryption functions.
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
On July 16, 2013, the MIIT issued the
Order for the Protection of Telecommunication and Internet User Personal Information
(the “Order”). Most of the requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often stricter and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. ICP operators are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register
the relevant user account, when a given user stops using the relevant Internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.
On January 5, 2015, the SAMR promulgated the Measures on Punishment for Infringement of Consumer Rights, which were amended on October 23, 2020. Under the Measures on Punishment for Infringement of Consumer Rights, business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.
On August 29, 2015, the Standing Committee of the National People’s Congress issued Amendment (IX) to the Criminal Law of the People’s Republic of China (“Amendment (IX)”), which strengthens the protection of personal information. Pursuant to Amendment (IX), network service providers and others who unlawfully sell or otherwise provide personal information and cause serious adverse consequences may be sentenced to prison for up to seven years. In addition, network service providers who disseminate such user information and cause serious adverse consequences, and who do not rectify the problem after they receive notice of such non-compliance
from relevant regulatory authorities may be sentenced to prison for up to three years, and may also be subject to public surveillance and fines. On October 21, 2019, the Supreme People’s Court of the PRC and the Supreme People’s Procurator of the PRC issued the
Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks
, which clarifies the types of network service providers and the standards for judging whether the consequences of divulging the personal information are serious and adverse.

On May 8, 2017, the Supreme People’s Court of the PRC and the Supreme People’s Procurator of the PRC issued the
Interpretation of the Supreme People’s Court
and the Supreme People’s Procurator on Several Issues Concerning the Applicable Law for Criminal Cases with Respect to Infringement of Citizen’s Personal Information
, which defines “personal information,” “the provision of personal information,” and “the illegal collection of personal information.”
The SAMR (formerly the AQSIQ and SAC) issued the
Information Security Technology—Personal Information Security Specification
, which came into effect on October 1, 2020. The specification clarifies the principles and security requirements for personal information processing activities, such as collection, storage, use, sharing, transfer, public disclosure, and deletion, that are applicable to the standardization of personal information processing activities of various organizations. On April 10, 2019, the MPS and the Beijing Network Industry Association issued the
Guidelines for
Protection of the Security of Personal Information on the Internet,
which provides guidelines and recommends procedures concerning the protection of personal information applicable to enterprises providing services via the Internet as well as organizations and individuals who control and process personal information in private and non-networked
environments. On June 1, 2019, the National Information Security Standardization Technical Committee issued the
Internet Security Practice Guidelines—Specification of Information Necessary for Basic Business Functions of APPs
, which provides further guidelines for the use and collection of personal information by network operators, and specifies the types of personal information deemed to be necessary for the operation of online services for areas such as online payment, short videos, Internet news information, and real estate transactions.
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
Crack Down on Violations of Personal Information of Consumers
and the
Announcement of the Implementation of App Security Certifications
, and on October 31, 2019,
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
On August 22, 2019, the CAOC issued the
Provisions on the Protection of the Personal Information of Minors on the Internet
, effective on August 22, 2019, to regulate activities regarding the collection, use, and disclosure of minors’ personal information on the Internet.
On May 28, 2020, the National People’s Congress approved the Civil Code, which came into effect on January 1, 2021. The Civil Code specifies that the personal information of a natural person must be protected, and in particular provides that an organization or individual may obtain such personal information only when necessary; must ensure the safety of such information; and may not illegally collect, use, process or transmit such personal information or illegally purchase or sell, provide or make public such personal information.
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

Amendment (IX) provides, among other things discussed elsewhere in this report, that network service providers who do not comply with laws and regulations regarding the safe management of information on their networks and fail to correct their conduct after they receive notice of such non-compliance
from relevant regulatory authorities, with results such as the dissemination of a substantial amount of illegal information or serious loss of evidence in criminal cases, may be convicted of the crime of failing to fulfill their obligations for the safe management of information on the Internet. In addition, entities and individuals are prohibited from offering such technical and other support for Internet access, online data storage, and communication transmission while knowing that recipients of any such support are conducting criminal activities through the Internet. The
Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate
on Several Issues Concerning the Application of Law in of Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks
, issued on October 21, 2019,
further clarifies standards for conviction of the crimes of failing to fulfill obligations for the safe management of information on the Internet and assisting in criminal activities related to information networks.
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

The Unfair Competition Law forbids business operators to pay bribes in order to gain an opportunity or competitive advantage in a business transaction or to misappropriate the trade secrets of another. “Trade secrets,” as defined in the Unfair Competition Law, refers to technical information, operating information, and other commercial information with commercial value that has not been released to the public, and is subject to appropriate measures to protect its confidentiality. On September 10, 2020, the Supreme People’s Court promulgated the
Regulations on Several Issues Concerning the Application of Law in the Trial of Civil Cases of Infringement of Trade Secrets
, which clarify the definition of trade secrets under the Unfair Competition Law, and provides guidance concerning, among other matters, confidentiality obligations, determination of infringement, and civil liabilities.
The Unfair Competition Law also stipulates that an Internet business operator may not, without the consent of another Internet business operator, insert links into the Internet products and services of such other Internet business operator in order to re-direct
user traffic; may not mislead or compel users to modify, terminate, or un-install
any Internet products or services of another Internet business operator; and may not take actions in bad faith to cause an Internet product or service of another Internet business operator to be unusable by users of the other business operator’s properties.
An amendment of the Unfair Competition Law that became effective on January 1, 2018 increases the maximum amount of administrative penalties that may be imposed for violations. An additional amendment of the Unfair Competition Law that became effective on April 23 2019 increases the amount of administrative penalties that may be imposed for malicious misappropriation of trade secrets.
In addition, the Supreme People’s Court promulgated an
Interpretation of Several Issues Relating to the Application of Law in Civil Trials of Unfair Competition Cases
, which became effective as of February 1, 2007 and was most recently amended on December 29, 2020. This interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators, and maintain orderly market competition.
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
In February 2011, the General Office of the State Council promulgated Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the
Rules on Implementation of Security Review System
(“MOFCOM Security Review Rules
”),
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
On October 23, 2019, the SAFE issued
the Notice of the State Administration of Foreign Exchange to Further the Facilitation of Cross-border Trade and Investment
, which cancelled restrictions on the use by foreign-invested companies that are not investment companies of their capital funds for equity investments.
The Security Review Measures
, promulgated by the NDRC and MOFCOM on December 19, 2020, stipulate that where a foreign investor acquires the equity or assets of a domestic enterprise by means of merger or acquisition, or invests in China by other means, which affects or may affect national security, such merger, acquisition, or investment will be subject to a security review by relevant governmental authorities. See “Government Regulation and Legal Uncertainties—Specific Statutes and Regulations—Requirements for Establishment of WFOEs” regarding the other provisions of the Security Review Measures.

Laws and Regulations Related to Antitrust
On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law
(“AML”)
, which took effect on August 1, 2008. Pursuant to the AML, monopolistic conduct, including entering into monopolistic agreements, abuses of dominant market position, and Concentrations of Undertakings that have the effect of eliminating or restricting competition, is prohibited. To further implement the Antitrust Law and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings
issued by the State Council on August 3, 2008 and amended on September 18, 2018, the Interim Regulations on the Prohibition of Monopolistic Agreements
issued by the SAMR on June 26, 2019,
the Interim Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position
issued by the SAMR on June 26, 2019,
the Declaration Rules for Concentrations of Undertakings
issued by the MOFCOM on January 5, 2009, amended on June 6, 2014, and re-issued
by the SAMR on September 29, 2018,
the Assessment Rules for Concentration of Undertakings
issued by the MOFCOM on November 24, 2009,
the Provisional Measures on the Investigation and Handling of Concentrations Between Business Operators which Were Not Notified in Accordance with the Law issued by the MOFCOM on December 30, 2011, and
the Interim Provisions on Reviewing Concentration of Undertakings
issued by
the SAMR on October 23, 2020.
Taken together these various laws and regulations provide for the following:
Monopolistic Agreement
: competing business operators may not enter into monopolistic agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, unless such agreements satisfy the exemptions under the Antitrust Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized
enterprises. Sanctions for violations include an order to cease the relevant activities, confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopolistic agreement has not been performed).
Abuse of Dominant Market Position
: a business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Dominant market position refers to a market position held by a business operator having the capacity to control the price, quantity or other trading conditions of commodities in the relevant market, or to hinder or affect any other business operator to enter the relevant market, which will be determined based on the market share of the relevant business operator, capacity of a business operator to control the sales market, the degree of dependence of other business operators upon the business operator in question in transactions, and the degree of difficulty for other business operators to enter into the relevant market. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year).
Concentration of Undertakings
: pursuant to the AML, where a Concentration of Undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be lodged in advance with the antitrust authority under the State Council. Otherwise, the Concentration of Undertakings may not be effected. Concentration of Undertakings refers to (1) a merger of enterprises; (2) acquiring control over other enterprises by an enterprise through acquiring equities or assets; or (3) acquiring control over, or the possibility of exercising decisive influence on, an enterprise by contract or by any other means. Under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, the thresholds for prior notification of Concentration of Undertakings are the following:

•
the combined worldwide turnover of all of the subject enterprises in the preceding financial year is more than RMB10.00 billion (or approximately $1.45 billion), and the nationwide turnover within China of each of at least two of the subject enterprises in the preceding financial year is more than RMB400.0 million (or approximately $58.0 million); or

•
the combined nationwide turnover within China of all the subject enterprises in the preceding financial year is more than RMB2.00 billion (or approximately $289.8 million), and the nationwide turnover within China of each of at least two of the subject enterprises in the preceding financial year is more than RMB400.0 million (or approximately $58.0 million).

If business operators fail to comply with these mandatory declaration provisions, the antitrust authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses and impose fines up to RMB500,000 (or approximately $72,452).
On February 7, 2021, the Anti-Monopoly Committee of State Council issued the Platform Guidelines. The Platform Guidelines were drafted under the framework of the Antitrust Law and, while taking into account the characteristics of the Internet platform economy, give guidance for Internet platform economy operators regarding monopolistic agreements, abuses of dominance, and Concentrations of Undertakings. The Platform Guidelines also stipulate that any Concentrations of Undertakings involving VIE structures fall within the scope of anti-monopoly review.

Regulation of Foreign Currency Exchange and Dividend Distribution
The principal regulations governing foreign currency exchange in China are the
Foreign Exchange Administration Regulations (“FX Regulations”)
, which were last amended in August 2008. Under the FX Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in the PRC. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange
, foreign-invested enterprises in the PRC may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.
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
On December 25, 2006, the PBOC issued the
Administration Measures on Individual Foreign Exchange Control,
and related
Implementation Rules
were issued by the SAFE on January 5, 2007 and amended on May 29, 2016. Both became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by individuals in the PRC may be conducted only with approval from the SAFE or its authorized branch. Under the
Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company
(“Offshore Share Incentives Rules”), which was issued by the SAFE on February 15, 2012, PRC citizens who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. In November 2011, the SAFE approved our application to designate our PRC subsidiary Sohu Media to handle the registrations and other procedures required by the Offshore Share Incentives Rules. In February 2012, the SAFE approved Changyou’s application to designate its PRC subsidiary AmazGame to handle the registrations and other procedures required by the Offshore Share Incentive Rules. If we, Changyou or the PRC employees of Changyou and us who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we, Changyou and/or such employees may be subject to fines and other legal sanctions. Sogou has registered its 2017 Share Incentive Plan with the SAFE, and Sogou is in the process of applying for such registration of its 2010 Share Incentive Plan. If its 2010 Share Incentive Plan is not accepted for registration by the SAFE, Sogou and those who have received awards may be subject to fines and legal sanctions, and Sogou’s ability to contribute additional capital to its PRC subsidiaries and its PRC subsidiaries’ ability to distribute dividends to it may be limited.
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

Furthermore, under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, the maximum rate for withholding tax imposed on dividend payments from PRC foreign-invested
companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the CIT Law issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.
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
On September 18, 2008, the State Council promulgated the
Implementing Regulations for the PRC Employment Contract Law
which came into effect immediately. These regulations interpret and supplement the provisions of the Employment Contract Law
.
We have modified our standard employment contract to comply with the requirements of the Employment Contract Law and its implementing regulations
.
We have entered into written employment contracts with all of our employees.
Conclusion
In the opinion of Haiwen, our principal PRC Subsidiaries and principal VIEs are approved to engage in the specific online services (categorized and addressed in the above sections) as described in the respective scopes indicated in the corresponding licenses and/or permits issued to the respective companies.
ORGANIZATIONAL STRUCTURE
The charts below present the principal consolidated entities of Sohu.com Limited, not including our consolidated Changyou entities and Sogou entities, and our principal consolidated Changyou entities and Sogou entities as of December 31, 2020. Certain intermediate holding companies that are not significant to the Sohu Group have been eliminated.
As a result of the completion of the Changyou Merger on April 17, 2020, as of the date of this report, the Sohu Group holds 100% of the combined total of Changyou’s outstanding ordinary shares.

Principal Subsidiaries
The following are our principal subsidiaries:
For Sohu

•	Sohu.com (Hong Kong) Ltd., or Sohu HK, established in 2000;

•	Beijing Sohu New Era Information Technology Co., Ltd., or Sohu Era, established in 2003;

•	Sohu.com (Search) Limited, or Sohu Search, established in 2005;

•	Beijing Sohu New Media Information Technology Co., Ltd., or Sohu Media, established in 2006;

•	Sohu.com (Game) Limited, or Sohu Game, established in 2008;

•	Beijing Sohu New Momentum Information Technology Co., Ltd., or Sohu New Momentum, established in 2010;

•	Fox Video Limited, or Sohu Video, established in 2011;

•	Fox Information Technology (Tianjin) Limited, or Video Tianjin, established in 2011; and

•	Sohu Focus Limited, or Sohu Focus, established in 2013.
For Changyou

•	Changyou.com Limited, or Changyou, established in 2007;

•	Changyou.com (HK) Limited, or Changyou HK, established in 2007;

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, established in 2007;

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, established in 2009;

•	Changyou.com Korea LLC, or Changyou Korea, established in 2010; and

•	Beijing Changyou Chuangxiang Software Technology Co., Ltd., or Changyou Chuangxiang, established in 2016.
For Sogou

•	Sogou Inc., or Sogou, established in 2005;

•	Sogou (BVI) Limited, or Sogou BVI, established in 2005;

•	Beijing Sogou Technology Development Co., Ltd., or Sogou Technology, established in 2006;

•	Sogou Hong Kong Limited, or Sogou HK, established in 2007;

•	Vast Creation Advertising Media Services Limited, or Vast Creation, established in 2004 and acquired by Sogou in 2011;

•	Beijing Sogou Network Technology Co., Ltd., or Sogou Network, established in 2012;

•	Sogou (Shantou) Internet Microcredit Co., Ltd., or Sogou Microcredit, established in 2017;

•	Sogou (Hangzhou) Intelligent Technology Co., Ltd., or Sogou Hangzhou, established in 2018; and

•	Shantou Ying Zhong Bai Fu Financing Guarantee Co., Ltd., or Sogou Financing Guarantee, established in 2019.

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
For Sohu

•
Beijing Century High-Tech Investment Co., Ltd., or High Century, a PRC company that was incorporated in 2001. As of December 31, 2020, Dr. Charles Zhang, our Chairman of the Board and Chief Executive Officer, and Wei Li, one of our employees, held 80% and 20% interests, respectively, in this entity;

•
Beijing Heng Da Yi Tong Information Technology Co., Ltd., or Heng Da Yi Tong, a PRC company that was incorporated in 2002. As of December 31, 2020, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity;

•	Beijing Sohu Internet Information Service Co., Ltd., or Sohu Internet, a PRC company that was incorporated in 2003. As of December 31, 2020, High Century held a 100% interest in this entity;

•	Beijing Sohu Donglin Advertising Co., Ltd., or Donglin, a PRC company that was incorporated in 2010. As of December 31, 2020, Sohu Internet held a 100% interest in this entity;

•
Tianjin Jinhu Culture Development Co., Ltd, or Tianjin Jinhu, a PRC company that was incorporated in 2011. As of December 31, 2020, Xiufeng Deng and Xuemei Zhang, both of whom are our employees, each held a 50% interest in this entity; and

•
Beijing Focus Interactive Information Service Co., Ltd., or Focus Interactive, a PRC company that was incorporated in July 2014. As of December 31, 2020, Heng Da Yi Tong held a 100% interest in this entity.

For Changyou

•	Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, a PRC company that was incorporated in 2007. As of December 31, 2020, High Century held a 100% interest in this entity;

•	Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, a PRC company that was acquired by Changyou in 2010. As of December 31, 2020, Gamease held a 100% interest in this entity; and

•
Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, a PRC company that was incorporated in 2010. As of December 31, 2020, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100% interest in this entity.

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
For Sogou

•
Beijing Sogou Information Service Co., Ltd., or Sogou Information, a PRC company that was incorporated in 2005. As of December 31, 2020, Xiaochuan Wang, Sogou’s Chief Executive Officer, High Century and Tencent held 10%, 45% and 45% interests, respectively, in this entity; and

•	Chengdu Easypay Technology Co., Ltd., or Chengdu Easypay, was incorporated in January 2015. As of December 31, 2020, Sogou Information held 100% of the equity interests in this entity.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. As a result of various factors, including those set forth under “Item 3. Key Information-Risk Factors” and elsewhere in this annual report on Form
20-F,
our actual future results may be materially different from what we expect.
OVERVIEW
We are a leading Chinese online media, game and search service group providing comprehensive online products and services on PCs and mobile devices in China. Our businesses are conducted by the Sohu Group, which consists of Sohu, Changyou and Sogou. Sohu is a leading Chinese language online media content and services provider. Changyou is a leading online game developer and operator in China as measured by the popularity of its PC game TLBB and its mobile game Legacy TLBB Mobile, and engages primarily in the development, operation and licensing of online games for PCs and mobile devices. Sogou is an innovator in search and a leader in China’s Internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries, according to CTR, and the fourth largest Internet company by MAU in China, according to iResearch.
Because of
our entry into the Tencent/Sohu Sogou Share Purchase Agreement, the results of operations for Sogou have been excluded from continuing operations in our consolidated financial statements and are presented in separate line items as discontinued operations. Retrospective adjustments to our historical financial statements have been made in order to provide a consistent basis of comparison. See “Item 4. Information on the Company—History and Development of the Company.”
Through the operation of Sohu, Changyou, we generate brand advertising revenues, online games revenues and other revenues. Brand advertising revenues and online games are our core businesses. Sogou generates search and search related advertising revenues, which are reflected in our consolidated financial statements as discontinued operations. Most of our operations are conducted through our China-based subsidiaries and VIEs.
For the year ended December 31, 2020, our total revenues were approximately $749.9 million, representing an increase of 11% compared to 2019, and our gross margin increased from 64% to 71%. Our brand advertising business generated revenues of $146.5 million, with a 16% annual decrease, representing 20% of total revenues. Our online game business generated revenues of $536.7 million, with a 22% annual increase, representing 72% of total revenues. In 2020, our net loss from continuing operations before deducting the noncontrolling interest was $36.5 million, compared to a net loss from continuing operations of $98.5 million in 2019. In 2020, our net loss from continuing operations after deducting the non-controlling
interest was $55.0 million, compared to a net loss from continuing operations of $156.7 million in 2019. Diluted net loss from continuing operations per share attributable to Sohu.com Limited was $1.40 in 2020, compared to a diluted net loss from continuing operations per share attributable to Sohu.com Limited of $4.01 in 2019.
Factors and Trends Affecting our Business
With the accelerated shift in user activities from PCs to mobile devices and an increase in the number of Internet users, the use of various kinds of mobile Internet services continued to increase. At Sohu, we focused our efforts on developing a portfolio of leading mobile products across our business lines that we believed our users would like.
Smartphones have reshaped the online media business in China, as in-stream
feeds have become a mainstream format through which users have become accustomed to receiving personalized information. To ensure we remain as a premier destination for our audience, we invested extensively in content and technology for Sohu Media Portal. We continually refined the technology and design of our key product Sohu News APP, and introduced innovative features to meet users’ appetites and enhance the user experience. We also introduced social features into our products to improve interactions between users and stickiness. Our advertising revenues from large brand advertisers decreased through 2020, as we faced significant challenges as a result of the
COVID-19
pandemic and an uncertain macroeconomic environment in China. In response, we actively host various innovative events, using our unique live broadcasting technology, to attract attention and interest from both users and advertisers through our online platforms. Further, we also focus on upgrading our advertising systems to improve their effectiveness, with the goal of enhancing monetization and increasing small and medium enterprise (“SME”) customers’ allocations of their advertising budgets to us.

Online video services remained one of the most popular Internet applications. Due to intensified competition among major players, the price of content, especially the prices of premium TV programs, went up sharply in the past few years. This caused industry-wide financial losses. For Sohu Video, we have changed our content procurement strategy and stopped buying expensive new TV programs. We now concentrate on self-developed content and other short-form video program categories, which are much less expensive than TV content. We have also integrated various social functions into our products to help users build and find their own unique social communities. Leveraging our exclusive original content and our good reputation as a producer and provider of accurate, reliable and professional content, we also actively explore opportunities with subscription services that we believe will become an important revenue source in addition to traditional advertising revenues. Our subscription revenues increased significantly during 2020. In addition, we prioritized in 2020, and will continue to accelerate in the future, the deployment of our livestreaming capabilities in the distribution of our content across various verticals on our platforms. Due to the initial positive results of these initiatives, the operating loss of Sohu Video in 2020 decreased by 54%
year-on-year.
For Changyou’s online game business, both PC game and mobile game revenues experienced increases during 2020. In 2020, Changyou reviewed its previous experience in mobile game development, streamlined its game development processes, and set higher standards in terms of the overall quality of games within the pipeline. It also continued to adjust the in-game
environment of and optimize the operational strategy for its existing games. Going forward, Changyou plans to continue to improve its capabilities in game design, game technology, and graphic quality, enhance project management over the development process, and improve development efficiencies, as well as to further invest in talent acquisition and development. While Changyou expects that MMORPG mobile games will continue to be its strategic focus, it also plans to develop casual games, strategy games, and CCGs. For the three months ended December 31, 2020, the PC games and mobile games that Changyou operates had approximately 4.7 million total average monthly active accounts and approximately 1.5 million total active paying accounts.
For Sogou’s search and search related business, growth in the online search market in China slowed in 2020, driven by a shift in the allocation of advertising budgets, the already high penetration of mobile devices, and slower growth of mobile search traffic. Changes in the macroeconomic and regulatory environment in China have also affected, and may continue to affect, the online search industry. Sogou strengthened its competitive advantages in search as it continued to build its content and service ecosystem during 2020. It has also continued to leverage the robust ecosystem it has built and shares with Tencent. Sogou Search is the default search engine for a range of Tencent products that offer general search functions. Sogou Search also continues to be the preferred third-party search engine on Weixin/WeChat to access Internet content outside Weixin/WeChat. In addition, Sogou has made significant breakthroughs in language-centered AI technology, including speech, computer vision, machine translation, dialogue, and question answering (“Q&A”). Sogou has further leveraged these AI capabilities to enhance the search experience for users. It has also integrated these AI capabilities into industry-leading solutions and expanded their use in multiple sectors.
The process of consummating the pending Tencent/Sohu Sogou Share Purchase and Sogou Merger has caused, and may continue to cause before the completion of the Sogou Merger, disruptions in Sogou’s business. For example, the Sogou Merger Agreement, by its terms, imposes restrictions on Sogou’s conduct of business prior to the completion of the Sogou Merger, which would delay or prevent Sogou from undertaking certain business opportunities that may arise pending the completion of the Sogou Merger. In addition, the announcement and pendency of the Sogou Merger had and may continue to have an adverse effect on Sogou’s relationships with its customers, suppliers, and other third-party service providers and business partners. For example, Sogou’s search and search-related revenues for the three months ended September 30, 2020 decreased by 33% year-over-year, primarily as a result of uncertainties on the part of certain advertisers with respect to Sogou’s business strategies and policies following the announcement of the Sogou Merger.
The outbreak of
COVID-19,
which emerged in December 2019 and has rapidly spread to become a worldwide pandemic, has had, and may continue to have, a significant negative impact on the Chinese economy, and on the worldwide economy as a whole, and, in particular, on advertiser spending in the China market in which we operate, which has had, and may continue to have an adverse impact on our future business and results of operations.
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
Basis of Consolidation and Recognition of Noncontrolling Interest
Our consolidated financial statements include the accounts of Sohu and its subsidiaries and consolidated VIEs. All intra-Group transactions are eliminated except for revenues and expenses arising from intra-group transactions that are expected to continue after the disposal of the discontinued operations.

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
Noncontrolling Interest Recognition
Noncontrolling interests are recognized to reflect the portion of the equity of subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholders. The noncontrolling interests in our consolidated financial statements primarily consist of noncontrolling interests for Changyou and Sogou.
Noncontrolling Interest for Changyou
Prior to the completion of the Changyou Merger on April 17, 2020, we consolidate Changyou in our consolidated financial statements and also recognized noncontrolling interest reflecting the economic interest in Changyou held by Changyou noncontrolling shareholders. Changyou’s net income/(loss) attributable to the Changyou noncontrolling shareholders is recorded as noncontrolling interest in our consolidated statements of comprehensive income, based on their share of the economic interest in Changyou. Changyou’s cumulative results of operations attributable to the Changyou noncontrolling shareholders, along with changes in shareholders’ equity, adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet settled and adjustment for changes in our ownership in Changyou, are recorded as noncontrolling interest in our consolidated balance sheets. As a result of the completion of Sohu’s acquisition of the noncontrolling interests in Changyou on April 17, 2020, we hold 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou. We consolidate Changyou in our consolidated financial statements, and no noncontrolling interests are recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
Noncontrolling Interest for Sogou
Prior to the completion of Sogou’s IPO in November 2017, we controlled the election of a majority of Sogou’s Board of Directors pursuant to a shareholders’ agreement that expired upon the completion of the IPO. Following the completion of Sogou’s IPO, pursuant to the Voting Agreement and Sogou’s Amended and Restated Articles of Association, we still have the right to appoint a majority of Sogou’s Board of Directors.
As Sogou’s controlling shareholder, we consolidate Sogou in our consolidated financial statements as discontinued operations, and recognize noncontrolling interests reflecting economic interests in Sogou held by shareholders other than us (the “Sogou noncontrolling shareholders”). Sogou’s net income/(loss) attributable to the Sogou noncontrolling interest shareholders is recorded as net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders in our consolidated statements of comprehensive income.
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
The following table presents our revenues disaggregated by products and services:

	Year Ended December 31, 2018 (in thousands)
	Sohu	Changyou	Total
Brand advertising:
Sohu Media Portal	$127,612	0	127,612
Sohu Video	53,886	0	53,886
Focus	31,144	0	31,144
17173.com Website	0	19,697	19,697
Online games:
PC games	0	236,743	236,743
Mobile games	0	151,737	151,737
Other games	0	1,308	1,308
Others	61,974	6,074	68,048

Total	$274,616	415,559	690,175

	Year Ended December 31, 2019 (in thousands)
	Sohu	Changyou	Total
Brand advertising:
Sohu Media Portal	$94,692	0	94,692
Sohu Video	34,529	0	34,529
Focus	32,120	0	32,120
17173.com Website	0	13,715	13,715
Online games:
PC games	0	267,752	267,752
Mobile games	0	172,718	172,718
Other games	0	432	432
Others	57,082	763	57,845

Total	$218,423	455,380	673,803

	Year Ended December 31, 2020 (in thousands)
	Sohu	Changyou	Total
Brand advertising:
Sohu Media Portal	$86,293	0	86,293
Sohu Video	25,312	0	25,312
Focus	23,281	0	23,281
17173.com Website	0	11,640	11,640
Online games:
PC games	0	353,737	353,737
Mobile games	0	182,947	182,947
Other games	0	0	0
Others	66,658	22	66,680

Total	$201,544	548,346	749,890

Brand Advertising Revenues
Brand advertising revenues are generated from brand advertising services. Certain customers may receive sales rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume from each agent with reference to its historical results. Sales rebates will reduce revenues recognized. We recognize revenue for the amount of fees we receive from our advertisers, after deducting sales rebates and net of value-added tax (“VAT”). There have not been any significant changes, and we believe that there will not be significant changes, to our estimates of variable consideration.
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
Changyou
Other revenues attributable to Changyou are primarily from IVAS.
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
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when we have satisfied our performance obligations and have the unconditional right to payment. The allowance for credit losses is estimated based upon our assessment of various factors, including past collection experience and consideration of current and future economic conditions and other factors that may affect our customers’ ability to pay. Contract assets as of December 31, 2020 were not material. The allowance for credit losses was $7.0 million and $4.0 million, respectively, as of December 31, 2020 and December 31, 2019.
Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the advertising business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $42.6 million for the year ended December 31, 2020.
There was no significant change in the contract assets and contract liability balances during 2020.
Revenue recognized in 2020 from performance obligations related to prior years was not material.
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
Cost of Online Game Revenues
Cost of online game revenues mainly consists of revenue-sharing payments, salary and benefits expenses, bandwidth service costs, tax surcharges, depreciation and amortization expenses, content and license costs, and other direct costs.
Cost of Other Revenues
Cost of other revenues mainly consists of revenue-sharing payments related to interactive broadcasting services, content and license costs related to paid subscription services, and revenue-sharing payments related to paid subscription services.

Product Development Expenses
Product development expenses mainly consist of salary and benefits expenses, content and license costs, depreciation and amortization expenses, professional fees, share-based compensation, and facilities expenses. These expenses are incurred for the enhancement and maintenance of our Internet platforms as well as for our products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.
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
General and Administrative Expenses
General and administrative expenses mainly consist of salary and benefits expenses, professional fees, share-based compensation, bad debts, travel and entertainment expenses, and facilities expenses.
Share-based Compensation Expense
Sohu (excluding Sohu Video), Changyou, Sogou, and Sohu Video have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.
For share-based awards for which a grant date has occurred, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income based on the fair value of the related share-based awards on their grant dates. For share-based awards for which the service inception date precedes the grant date, share-based compensation expense is recognized as costs and expenses in the consolidated statements of comprehensive income beginning on the service inception date and is re-measured
on each subsequent reporting date before the grant date, based on the estimated fair value of the related share-based awards. Share-based compensation expense is charged to shareholders’ equity or noncontrolling interest in the consolidated balance sheets. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. If factors change or different assumptions are used, our share-based compensation expense could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive equity awards.
After the completion of the Changyou Merger, our Board of Directors approved a modification plan for the granted but unvested share options under the Changyou 2014 Share Incentive Plan and the Changyou 2019 Share Incentive Plan (the “Changyou Plans’ Modification”).
After the Changyou Plans’ Modification, liability will be accrued over the service period based on a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share
exercise price of $0.01 of such options. No subsequent fair value re-measurement
will be made given the award is an obligation based on a fixed amount underlying such vested share options.
Sohu (excluding Sohu Video), Changyou and Sogou Share-based Awards
Sohu (excluding Sohu Video) Share-based Awards
In determining the fair value of share options granted by Sohu (excluding Sohu Video) as share-based awards, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied. In determining the fair value of restricted share units granted, the public market price of the underlying shares on the grant dates was applied.
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
Changyou Share-based Awards
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
After the Changyou Plans’ Modification, a portion of the share options previously granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger were settled by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share
exercise price of $0.01 of such options. None of the remaining share options granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger or that become vested in the future, and none of the share options granted under the Changyou 2019 Share Incentive Plan, will be exercisable, but can only be repurchased by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of our Board of Directors. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on the fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.
As of December 31, 2020, 4,210,000 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. Cumulative share-based compensation expense of $15.7 million was accrued based on the fixed price of $5.39 per Changyou Class A ordinary share.
Sogou Share-based Awards
In determining the fair value of share options granted by Sogou as share-based awards, a binomial valuation model was applied. The determination of the fair value is affected by the fair value of the ordinary shares underlying the options as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, expected share price volatility rates, and expected dividends. The fair values of the ordinary shares are determined based on the trading price of Sogou ADSs in the public market.
Before Sogou’s adoption of ASU
2018-07
“Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” effective for fiscal years beginning after December 15, 2018, share-based compensation expense for share options granted to non-employees
was measured at fair value at the earlier of the performance commitment date or the date service was completed and recognized over the period during which the service was provided. Sogou applied the guidance in ASC
505-50
to measure share options granted to
non-employees
based on the then-current fair value at each reporting date until the service was provided and the performance targets were met. After Sogou’s adoption of ASU
2018-07,
share-based compensation expense for share options granted to non-employees
is recognized in accordance with the requirements of ASC 718 for employee share-based compensation awards.
Compensation Expense Recognition
For options and restricted share units granted with respect to Sohu (excluding Sohu Video) shares and Changyou shares, compensation expense is recognized on an accelerated basis upon the requisite service period and certain subjective performance targets being met. For share options granted with respect to Sogou shares, compensation expense is recognized over the estimated period during which the service period requirement and performance target will be met, which is usually within one year, or, after the performance target of Sogou’s completion of an IPO was met upon the completion of Sogou’s IPO on November 13, 2017, on an accelerated basis over the requisite service period, or, for options with only service period requirement, on an accelerated basis over the requisite service period. For Tencent restricted share units that Tencent had granted to employees who transferred to Sogou with the Soso search and search-related businesses, compensation expense is recognized by Sogou on an accelerated basis over the requisite service period, and the fair value of the share-based compensation is re-measured
at each reporting date until the service has been provided. Compensation expense recognized by Sogou is reflected as discontinued operations in our consolidated statements of comprehensive income. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and no compensation expense is recorded for the number of awards so estimated.

Sohu Video Share-based Awards
On January 4, 2012, Sohu Video, the holding entity of Sohu’s video division, adopted a 2011 Share Incentive Plan (the “Sohu Video Share Incentive Plan”) which provides for the issuance of up to 25,000,000 ordinary shares of Sohu Video (representing approximately 10% of the outstanding Sohu Video shares on a fully-diluted basis) to management and key employees of the video division and to Sohu management. As of December 31, 2020, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made, of which options for the purchase of 4,972,800 ordinary shares were vested.
For purposes of ASC
718-10-25,
as of December 31, 2020, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. Therefore, the fair value of the awards was not determinable and could not be accounted for. In accordance with ASC
718-10-55,
our management determined that the service inception date with respect to vested option awards for the purchase of 4,972,800 shares had preceded the grant date. Therefore, we recognized compensation expense for these vested Sohu Video share-based awards and re-measured,
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
As of December 31, 2020, the following principal entities were qualified as HNTEs and were entitled to an income tax rate of 15%.
For Sohu

•	Sohu New Momentum. Sohu New Momentum qualified as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

•	Sohu Internet and Video Tianjin. Sohu Internet and Video Tianjin qualified as HNTEs for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

•
Sohu Media. Sohu Media
re-applied
for HNTE qualification and received approval in December 2020. Sohu Media is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2020 through 2022, and will need to re-apply
for HNTE qualification in 2023.

For Changyou

•	Gamespace and Changyou Chuangxiang. Gamespace and Changyou Chuangxiang qualified as HNTEs for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

•
Gamease and AmazGame. Gamease and AmazGame
re-applied
for HNTE qualification and received approval in October 2020. Gamease and AmazGame are entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2020 through 2022, and will need to re-apply
for HNTE qualification in 2023.

For Sogou

•	Sogou Network. Sogou Network qualified as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

•	Sogou Information. Sogou Information qualified as an HNTE for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

•
Sogou Technology. Sogou Technology
re-applied
for HNTE qualification and received approval in December 2020. Sogou Technology is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2020 through 2022, and will need to re-apply
for HNTE qualification in 2023.

Principal Entities Qualified as Software Enterprises and KNSEs
The CIT Law and its implementing regulations provide that a Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a KNSE is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise or KNSE status.
For Changyou

•
AmazGame. In 2020, AmazGame completed a self-assessment and filed required supporting documents for KNSE status for 2019. Also in 2020, AmazGame was qualified as a KNSE after the relevant government authorities’ assessment and became entitled to a preferential income tax rate of 10% for 2019. AmazGame will follow the appropriate rules and procedures of the relevant government authorities in order to maintain its KNSE status for 2020.

•
Changyou Chuangxiang. In 2020, Changyou Chuangxiang completed a self-assessment and filed required supporting documents for KNSE status for 2019. Also in 2020, Changyou Chuangxiang was qualified as a KNSE after the relevant government authorities’ assessment and became entitled to a preferential income tax rate of 10% for 2019. Changyou Chuangxiang will follow the appropriate rules and procedures of the relevant government authorities in order to maintain its KNSE status for 2020.

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
PRC Value Added Tax
On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and all of our revenues have been subject to VAT since that date. To record VAT payable, we adopted the net presentation method, which presents the difference between the output VAT (at rates of 6% or 17% for the period from January 1, 2018 to April 30, 2018, at rates of 6% or 16% for the period from May 1, 2018 to March 31, 2019, and at rates of 6% or 13% after April 1, 2019) and the available input VAT amount (at the rate applicable to the supplier).

U.S. Corporate Income Tax
Sohu.com Inc., which was formerly the
top-tier
publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. federal corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and of up to 35% for prior tax years. U.S. federal tax legislation signed into law on December 22, 2017, commonly referred to as the Tax Cuts and Jobs Act (the “U.S. TCJA”), significantly modified the U.S. Internal Revenue Code by, among other things, reducing the maximum statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a partial territorial tax system with a one-time
transition tax (the “Toll Charge”) on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings. See Note 15 to our audited consolidated financial statements beginning on page of this report.
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
Treatment of Toll Charge Related to the U.S. TCJA
Beginning in the fourth quarter of 2017, the Sohu Group had recognized a provisional amount of income tax expense for the Toll Charge of $219 million, which represented management’s estimate of the amount of the Toll Charge that would have been payable by Sohu.com Inc. based on the deemed repatriation to the United States of its share of previously deferred earnings of certain of its
non-U.S.
subsidiaries, offset by a reduction of $4 million in liability for deferred U.S. income tax, as a result of the U.S. TCJA. The Sohu Group included the provisional amount of the Toll Charge of $219 million in its interim financial statements through the quarter ended September 30, 2018, in reliance on SAB 118
.
For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2020. In addition, the Sohu Group accrued $8 million and $6 million, respectively, in interest on the unrecognized tax benefit for the years of 2019 and 2020.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2020, such as any IRS assessments upon audit and management’s further judgment and estimates.

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
Net Income/(Loss) per Share
Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares comprise shares issuable upon the exercise or settlement of share-based awards using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.
Additionally, for purposes of calculating the numerator of diluted net income/(loss) per share, the net income/(loss) attributable to Sohu is calculated as discussed below. The adjustment will not be made if there is an anti-dilutive effect.
Changyou’s net income/(loss) attributable to Sohu
Prior to the completion of the Changyou Merger on April 17, 2020, Changyou’s net income/(loss) attributable to Sohu was determined using the percentage that the weighted average number of Changyou shares held by Sohu represented of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Changyou, which was used for the calculation of basic net income per share. After the completion of the Changyou Merger, Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares, so Changyou’s net income/(loss) is wholly attributable to Sohu.
As a result of the Changyou Plans’ Modification, a portion of the share options previously granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger were settled by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share
exercise price of $0.01 of such options. None of the remaining share options granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger or that become vested in the future, and none of the share options granted under the Changyou 2019 Share Incentive Plan, will be exercisable, but can only be repurchased by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on the fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.
In the calculation of our diluted net income/(loss) per share, before the Changyou Plans’ Modification, a dilutive effect should be assumed. All of Changyou’s existing unvested restricted share units and share options, and vested restricted share units and share options that have not yet been settled or exercised, are treated as vested and settled by Changyou under the treasury stock method, causing the percentage of the weighted average number of shares held by Sohu in Changyou to decrease. As a result, Changyou’s net income/(loss) attributable to us on a diluted basis decreased accordingly. Assuming an anti-dilutive effect, all of these Changyou restricted share units and share options are excluded from the calculation of our diluted net income/(loss) per share. As a result, Changyou’s net income/(loss) attributable to us on a diluted basis equals the number used for the calculation of our basic net income/(loss) per share.
As a result of the Changyou Plans’ Modification, all of Changyou’s previously granted share-based awards have been reclassified as obligation-based awards. Accordingly, all of those Changyou awards are excluded from the calculation of our diluted net income/(loss) per share. Changyou’s net income/(loss) attributable to us on a diluted basis equals the number used for the calculation of our basic net income/(loss) per share. There have been no diluted effects resulting from Changyou’s existing unvested share options.
Sogou’s net income/(loss) attributable to Sohu (Discontinued)
Sogou’s net income/(loss) attributable to Sohu is determined using the percentage that the weighted average number of Sogou shares held by Sohu represents of the weighted average number of Sogou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Sogou, which is used for the calculation of basic net income per share. Sogou’s net income/(loss) attributable to Sohu is reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income.

In the calculation of Sohu’s diluted net income/(loss) per share, assuming a dilutive effect, the percentage of Sohu’s shareholding in Sogou was calculated by treating convertible preferred shares issued by Sogou as having been converted at the beginning of the period and unvested Sogou share options with the performance targets achieved as well as vested but unexercised Sogou share options as having been exercised during the period. The dilutive effect of share-based awards with a performance requirement was not considered before the performance targets were actually met. Assuming an anti-dilutive effect, all of these Sogou shares and share options are excluded from the calculation of Sohu’s diluted income/(loss) per share. As a result, Sogou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share.
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
Our financial instruments consist primarily of cash equivalents, restricted cash, short-term investments, accounts receivable, prepaid and other current assets, long-term investments, restricted time deposits, accounts payable, accrued liabilities, receipts in advance and deferred revenue, short-term bank loans, other short-term liabilities, long-term bank loans and long-term accounts payable.
Cash Equivalents
Our cash equivalents mainly consist of time deposits with original maturities of three months or less, and highly liquid investments that are readily convertible to known amounts of cash.
Restricted Cash and Restricted Time Deposits
Restricted cash and restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method.
Short-term Investments
For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.
Accounts Receivable, Net
The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimates of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing a customer credit analysis, and analyzing historical bad debt records and current and future economic trends.
Accounts receivable are measured at amortized cost and reported on our consolidated balance sheets at the outstanding principals adjusted for any write-offs and any allowance for credit losses.
Allowance for credit losses
Effective on January 1, 2020, we adopted Accounting Standards Update (ASU)
2016-13,
“Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU
2016-13”)
under a modified retrospective transition. This guidance replaces the existing “incurred loss” methodology, and introduces an expected loss approach using macroeconomic forecasts, referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.
We adopted ASU
2016-13
using the modified retrospective transition approach and recognized a cumulative-effect adjustment to the opening balance of accumulated deficit in the consolidated financial statements. Results for reporting periods beginning after January 1, 2020 are presented using the CECL methodology while comparative information continues to be reported in accordance with the incurred loss methodology in effect for prior periods.

The following table shows the overall adjustments recognized for each individual line item (in thousands).

	December 31, 2019	ASU 2016-13 adjustment	January 1, 2020
Allowance for credit losses
Accounts receivable, net	$126,081	$(3,383)	$122,698
Accounts receivable and financing receivables, net classified as assets held for sale (1)	134,635	(3,273)	131,362

Total assets	2,691,864	(6,656)	2,685,208
Shareholders’ equity
Accumulated deficit	(544,137)	(6,656)	(550,793)

Note	(1): Of the total adjustment of $3.3 million, $2.5 million was related to financing receivables.
Accounts receivable, net
The allowance for credit losses reflects our estimated expected losses. We assess the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in our collection trends. We estimate the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, we first estimate its recovery period based on relevant historical accounts receivable collection information. Then we estimate the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors.
Accounts receivable are written off when there is no reasonable expectation of recovery. Allowance for credit losses is presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.
Accounts receivable, net, as of December 31, 2019 and 2020 consisted of the following (in thousands):

	As of December 31,
	2019	2020
Accounts receivable, net
Accounts receivable	$130,037	$94,528
Less: Allowance for credit losses	(3,956)	(7,007)

	$126,081	$87,521
The following table presents the aging analysis of accounts receivable as of December 31, 2019 and 2020 (in thousands):

	As of December 31,
	2019	2020
Less than 179 days	$113,173	$78,805
180-359 days	6,516	7,569
360 days and greater	10,348	8,154

Total	130,037	94,528
The movement of allowance for credit losses for the years ended December 31, 2018, 2019 and 2020 was as follows (in thousands):

	For the year ended December 31,
	2018	2019	2020
Balance at the beginning of year	$4,487	$7,574	$3,956
Changes on initial application of ASU 2016-13 (1)	0	0	3,383
Additional allowance for credit losses, net of recoveries	5,449	4,724	2,419
Write-offs	(1,940)	(8,237)	(3,231)
Exchange difference	(422)	(105)	480

Balance at the end of year	7,574	3,956	7,007
Note (1): We adopted ASU
2016-13
using the modified retrospective transition approach. The adjustments arising from the new CECL model are recognized in the opening Consolidated Balance Sheet on January 1, 2020.

Accounts Receivable and Financing Receivables, Net classified as assets held for sale
Financing receivables, net, classified as assets held for sale consist primarily of small consumer loans that Sogou makes to individual borrowers. Sogou funds such loans either through its own capital or through a trust which was jointly established by Sogou and a third-party investor, and is administered by a third-party trust company. As the trust only invests in loans facilitated by Sogou, Sogou has power to direct the activities of the trust. Sogou also has the obligation to absorb losses and the right to receive benefits from the trust that could potentially be significant to the trust. As a result, Sogou is considered the primary beneficiary of the trust and the trust is considered a consolidated VIE (the “Consolidated Trust”) under ASC 810.
The financing receivables, net, classified as assets held for sale are recorded at the principal amount and interest accrued, net of allowance for credit losses that reflects Sogou’s best estimate of the amounts that will not be collected. Interest on loans is accrued based on the contractual interest rates of the loans when earned. The loan periods granted by Sogou to the borrowers related to the small consumer loans are generally within one year.
Sogou estimates its credit losses of the financing receivables collectively, using a pool basis within applicable credit risk classification levels of the underlying customers, mainly based on delinquency levels. The significant assumptions used in the process of estimating the allowance for credit losses include portfolio composition, loan delinquencies, loss severity and recoveries, and application of macroeconomic forecasts. The lifetime CECL allowance is measured as the product of the ending balance and two key parameters, the lifetime Probability of Default (“PD”) and Loss Given Default (“LGD”). PD represents the expected probability of payment and time to default of small consumer loans made by Sogou. LGD represents the percentage of the expected balance due at default that is not recoverable. The calibration of PD and LGD starts with the Sogou’s historical information, with PD considering vintage, recent performance, and macroeconomic factors and LGD being assessed based on portfolio delinquencies, loss severity, and future recoveries default. The estimated credit losses are further adjusted to incorporate the impact of macroeconomic conditions. To incorporate the impact based on Sogou’s macroeconomic forecasts, quantitative adjustments are applied to key parameters such as PD and LGD on a collective basis. Macroeconomic factors used in models include variables such as consumer price index and total retail sales of consumer goods.
Financing receivables are written off when there is no reasonable expectation of recovery. Allowance for credit losses is presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.
The accounts receivable and financing receivables, net, classified as assets held for sale as of December 31, 2019 and 2020 consisted of the following (in thousands):

	As of December 31,
	2019	2020
Accounts receivable	$77,210	$35,975
Financing receivables	66,858	41,911
Less: Allowance for credit losses (1)	(12,255)	(6,700)

	$131,813	$71,186

Note	(1): The allowance for credit losses related to financing receivables was $6.4 million as of December 31, 2020.

The following table summarizes the
past-due
status of the principle of financing receivables classified as assets held for sale as of December 31, 2019 and 2020 (in thousands):

December 31, 2019	1 -30 Days Past Due	31 -60 Days Past Due	61 -90 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
Financing receivables by origination year
2018	$0	$0	$0	$0	$0	$1,744	$1,744
2019	10,606	1,635	1,176	1,709	15,126	49,988	65,114
Total	10,606	1,635	1,176	1,709	15,126	51,732	66,858
December 31, 2020
Financing receivables by origination year
2018	$0	$0	$0	$0	$0	$1,081	$1,081
2019	1	1	2	0	4	182	186
2020	7,037	576	548	501	8,662	31,982	40,644

Total	$7,038	$577	$550	$501	$8,666	$33,245	$41,911
The movement of allowance for credit losses for the years ended December 31, 2018, 2019 and 2020 was as follows (in thousands):

	For the year ended December 31,
	2018	2019	2020
Beginning balance	$384	$7,511	$12,255
Change on initial application of ASU 2016-13 (1)	0	0	3,273
Additional allowance for credit losses, net of recoveries	9,119	15,620	3,049
Write-offs	(1,908)	(11,741)	(12,517)
Exchange difference	(84)	865	640

Balance at the end of year	$7,511	$12,255	$6,700

Note
(1): We adopted ASU
2016-13
using the modified retrospective transition approach. The adjustments arising from the new CECL model are recognized in the opening consolidated balance sheet on January 1, 2020.

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
Impairment of Purchased Video Content
Purchased video content is stated at the lower of cost less accumulated amortization, or fair value.
In accordance with ASC
920-350-35,
if management’s expectations of the programming usefulness of a program, series, package, or program segment are revised downward, it may be necessary to write off to the income statement the amount by which the unamortized capitalized costs exceed fair value. A write-off
from unamortized cost to fair value establishes a new cost basis. Accordingly, we measure the video content’s impairment loss by comparing the content’s carrying value to its fair value. An impairment loss will be recorded if the carrying value of video content is higher than its fair value. The impairment to be recognized is measured by the amount by which the carrying value of video content exceeds its fair value.

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
Right-of-use
assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. We only consider payments that are fixed and determinable at the time of lease commencement. The adoption of the new lease guidance resulted in recognition of $7.4 million of right-of-use
assets, $6.7 million of lease liabilities, $17.9 million of
right-of-use
assets on assets held for sale and $16.2 million of lease liabilities on liabilities held for sale as of January 1, 2019.
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
In accordance with ASC 350, we do not amortize goodwill, but test it for impairment. We test goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. We adopted ASU
No. 2017-04,
Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, we have the option to choose whether we will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, we start the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying amount of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. We estimate fair value using the income approach and the market approach. The judgment in estimating the fair value of reporting units includes revenue growth rates and profitability in estimating future cash flows; determining appropriate discount rates and earnings multipliers based on market data of comparable companies engaged in a similar business under the market approach; and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
Comprehensive Income
Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on our consolidated balance sheets, consists of a cumulative foreign currency translation adjustment.
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
RESULTS OF OPERATIONS
Unless indicated otherwise, results of operations data for all periods presented relate to our continuing operations only, and exclude results from Changyou’s cinema advertising business, which ceased operations in August 2019, and exclude results from Sogou’s businesses, as a result of the fact that in September 2020 we entered into the Tencent/Sohu Sogou Share Purchase Agreement, pursuant to which we agreed to sell all of the Sogou ordinary shares owned by us to Tencent. The historical results of Changyou’s cinema advertising business and Sogou’s business are reported as “discontinued operations.”

Revenues
The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages)

	Year ended December 31,
	2018		2019		2020		2019 VS 2018		2020 VS 2019
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Revenues:
Brand advertising	$232,339	34%	$175,056	26%	$146,526	20%	$(57,283)	(25)%	$(28,530)	(16)%
Online games	389,788	56%	440,902	65%	536,684	72%	51,114	13%	95,782	22%
Others	68,048	10%	57,845	9%	66,680	8%	(10,203)	(15)%	8,835	15%

Total revenues	$690,175	100%	$673,803	100%	$749,890	100%	$(16,372)	(2)%	$76,087	11%

Brand Advertising Revenues
Brand advertising revenues were $146.5 million for 2020, compared to $175.1 million and $232.3 million, respectively, for 2019 and 2018. The year-on-year
reduction in brand advertising revenues from 2019 to 2020 resulted mainly from reductions in the revenues of Sohu Media, Sohu Video and Focus. The year-on-year
reduction in brand advertising revenues from 2018 to 2019 resulted mainly from reductions in the revenues of Sohu Media and Sohu Video.
Sohu

•	Sohu Media Portal
Revenues from Sohu Media Portal were $86.3 million for 2020, compared to $94.7 million and $127.6 million, respectively, for 2019 and 2018. In 2020, due to the challenges of the macroeconomic environment in China, many brand advertisers and SMEs shrank their advertising budgets in general. The number of advertisers for Sohu Media Portal was 1,947 for 2020, compared to 2,757 and 4,074, respectively, for 2019 and 2018. The average amount spent per advertiser was approximately $44,000 for 2020, compared to $34,000 and $31,000, respectively, for 2019 and 2018.

•	Sohu Video
Revenues from Sohu Video were $25.3 million for 2020, compared to $34.5 million and $53.9 million, respectively, for 2019 and 2018. The changes were mainly attributable to reductions in the average amount spent per advertiser and the number of advertisers. The number of advertisers on Sohu Video was 106, 127 and 200, respectively, for 2020, 2019 and 2018. The average amount spent per advertiser was approximately $239,000, $272,000 and $270,000, respectively, for 2020, 2019 and 2018.

•	Focus
Revenues from Focus were $23.3 million for 2020, compared to $32.1 million and $31.1 million, respectively, for 2019 and 2018. Revenues generated from the Fixed Price model were $20.1 million for 2020, compared to $29.1 million and $27.5 million, respectively, for 2019 and 2018. The number of advertisers under the Fixed Price model was 1,150, 1,113 and 1,282, respectively, for 2020, 2019 and 2018. The average amount spent per advertiser was approximately $17,000, $26,000 and $21,000, respectively, for 2020, 2019 and 2018.
Changyou

•	17173.com Website
Revenues from the 17173.com Website were $11.6 million for 2020, compared to $13.7 million and $19.7 million, respectively, for 2019 and 2018. The decreases were primarily a result of fewer Web games, PC games and mobile games being marketed on the 17173.com Website. The number of advertisers on the 17173.com Website was 108, 82 and 126, respectively, for 2020, 2019 and 2018. The average amount spent per advertiser was approximately $107,000, $167,000 and $156,000, respectively, for 2020, 2019 and 2018.
Other information
Sales to our five largest advertising agencies and advertisers comprised approximately 27% of total brand advertising revenues for 2020, compared to 28% and 22%, respectively, for 2019 and 2018. As of December 31, 2020, 2019 and 2018, we recorded $5.6 million, $7.3 million and $10.3 million, respectively, of receipts in advance from advertisers. As of December 31, 2020, we had obligations to provide, and advertisers had obligations to purchase, advertising services under existing contracts in the amount of $4.4 million that are required to be provided during the year ending December 31, 2021.
Online Game Revenues
Revenues from the online game business were $536.7 million for 2020, compared to $440.9 million and $389.8 million, respectively, for 2019 and 2018.
PC games and Mobile Games
Revenues from PC games were $353.7 million for 2020, compared to $267.8 million and $236.7 million, respectively, for 2019 and 2018, representing 66%, 61% and 61%, respectively, of Changyou’s online game revenues for the corresponding years. The dominant PC game operated by Changyou is TLBB. In 2020, TLBB generated $309.7 million in revenues, accounting for approximately 58% of Changyou’s online game revenues, approximately 56% of Changyou’s total revenues and approximately 41% of the Sohu Group’s total revenues. The year-on-year
increase in revenues from PC games was mainly due to the successful launch of a number of special servers for TLBB PC that used a memorable early version of the game for content (“TLBB Vintage”) in October 2020.

Revenues from mobile games were $183.0 million for 2020, compared to $172.7 million and $151.7 million, respectively, for 2019 and 2018. The dominant mobile game operated by Changyou was Legacy TLBB Mobile. In 2020, the mobile game Legacy TLBB Mobile generated $88.3 million in revenues, accounting for approximately 16% of Changyou’s online game revenues, approximately 16% of Changyou’s total revenues, and approximately 12% of the Sohu Group’s total revenues. The year-on-year
increase in mobile game revenues for 2020 was $10.3 million, mainly due to the revenue contribution from TLBB Honor, and the revenue contribution from several new games launched during 2020. The year-on-year
increase in mobile game revenues for 2019 was $21.0 million, mainly due to the revenue contribution from TLBB Honor, which was launched in August 2019.
The following table sets forth certain operating data for Changyou’s PC games and mobile games for the periods indicated:

Average Monthly Active Accounts (1)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2018	2.5	2.6	2.3	3.2	2.3	3.7	2.0	2.9
2019	1.9	2.7	2.0	2.7	2.1	3.5	2.2	3.7
2020	2.1	3.4	1.9	3.1	2.0	3.8	2.3	2.4

Quarterly Aggregate Active Paying Accounts (2)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2018	0.8	0.8	0.7	0.7	0.8	0.7	0.9	0.7
2019	0.9	0.6	0.9	0.6	1.0	1.1	1.0	1.1
2020	1.0	1.0	0.9	0.6	1.0	0.6	0.9	0.6

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given quarter refers to the number of accounts from which game points are used at least once during the quarter.
Other Games
Revenues from games other than PC games and mobile games were nil for 2020, compared to $0.4 million and $1.3 million, respectively, for 2019 and 2018.
Other Revenues
Revenues from other services were $66.7 million for 2020, compared to $57.8 million and $68.0 million, respectively, for 2019 and 2018. The $8.9 million year on year increase in 2020 was mainly attributable to a $12.5 million increase in revenues from paid subscription services, and a $2.1 million increase in revenues from Sohu’s sub-licensing
of its purchased video content to third parties, offset by a $5.1 million decrease in revenues from Sohu’s interactive broadcasting services. The $10.2 million year on year decrease in 2019 was mainly attributable to a $5.3 million decrease in revenues from Changyou’s IVAS business due to RaidCall having ceased operations in March 2019, and a $4.6 million decrease in revenues from content provided through the platforms of the three main telecommunications operators in China.

Costs and Expenses
Cost of Revenues
The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2018		2019		2020		2019 VS 2018		2020 VS 2019
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Cost of revenues:
Brand advertising	$184,473	64%	$126,406	52%	$105,604	49%	$(58,067)	(31)%	$(20,802)	(16)%
Online games	60,981	21%	88,992	37%	91,526	42%	28,011	46%	2,534	3%
Others	43,562	15%	28,249	11%	20,307	9%	(15,313)	(35)%	(7,942)	(28)%

Total cost of revenues	$289,016	100%	$243,647	100%	$217,437	100%	$(45,369)	(16)%	$(26,210)	(11)%

Cost of Brand Advertising Revenues
Cost of brand advertising revenues was $105.6 million for 2020, compared to $126.4 million and $184.5 million, respectively, for 2019 and 2018.
The
year-on-year
decrease for 2020 was $20.8 million, which mainly consisted of a $20.5 million decrease in content and license cost and a $3.9 million decrease in salary and benefits expenses, offset by a $3.2 million increase in expenses incurred for related events, and a $2.0 million increase in professional fees.
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
We recognized impairment losses for Sohu Video as content and license costs of $1.5 million, $4.0 million, and $10.4 million, respectively, in 2020, 2019 and 2018, as revenues did not meet management’s expectations.
Our brand advertising gross margin was 28% for 2020, compared to 28% and 21%, respectively, for 2019 and 2018.
Cost of Online Game Revenues
Cost of online game revenues was $91.5 million for 2020, compared to $89.0 million and $61.0 million, respectively, for 2019 and 2018.
The
year-on-year
increase in cost of online game revenues for 2020 was $2.5 million. The increase included a $5.6 million increase in revenue-sharing payments to licensors, game developers and platforms, and a $1.1 million increase in salary and benefits expenses, offset by a $4.2 million decrease in content and license cost.
The
year-on-year
increase in cost of online game revenues for 2019 was $28.0 million. The increase included an increase of $28.6 million in revenue-sharing payments to licensors, game developers, and platforms.
Our online game gross margin was 83%, 80% and 84%, respectively, for 2020, 2019 and 2018.
Cost of Other Revenues
Cost of other revenues was $20.3 million for 2020, compared to $28.2 million and $43.6 million, respectively, for 2019 and 2018. The year-on-year
decrease for 2020 was $7.9 million, which was mainly due to a $4.4 million decrease in revenue sharing payments related to interactive broadcasting services, a $2.9 million decrease in content and license costs related to paid subscription services and a $1.2 million decrease in costs of Changyou’s IVAS business, offset by a $1.4 million increase in revenue sharing payments related to paid subscription services. The year-on-year
decrease for 2019 was $15.4 million, which was mainly due to a $6.5 million decrease in content and license costs related to paid subscription services, a $4.2 million decrease in costs of Changyou’s IVAS business and a $3.0 million decrease in revenue-sharing payments related to China mobile network operators.

Operating Expenses
The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages

	Year ended December 31,
	2018		2019		2020		2019 VS 2018		2020 VS 2019
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Operating expenses:
Product development	$246,155	43%	$234,852	47%	$241,941	53%	$(11,303)	(5)%	$7,089	3%
Sales and marketing	236,898	42%	204,665	41%	159,787	35%	(32,233)	(14)%	(44,878)	(22)%
General and administrative	70,129	12%	54,591	11%	57,354	12%	(15,538)	(22)%	2,763	5%
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	16,369	3%	7,245	1%	0	0%	(9,124)	(56)%	(7,245)	(100)%

Total operating expenses	$569,551	100%	$501,353	100%	$459,082	100%	$(68,198)	(12)%	$(42,271)	(8)%

Product Development Expenses
Product development expenses were $241.9 million for 2020, compared to $234.9 million and $246.2 million, respectively, for 2019 and 2018.
The
year-on-year
increase for 2020 was $7.1 million, representing a
year-on-year
increase of 3%. The increase mainly consisted of a $17.9 million increase in content and license costs, a $6.0 million increase in share-based compensation expense, and a $2.0 million increase in bad debt expenses, offset by a $13.5 million decrease in salary and benefits expenses, a $2.0 million decrease in communication expenses, a $1.4 million decrease in depreciation and amortization expenses, and a $1.3 million decrease in travel and entertainment expenses.
The
year-on-year
decrease for 2019 was $11.3 million, representing a
year-on-year
decrease of 5%. The decrease mainly consisted of a $13.7 million decrease in salary and benefits expenses, a $3.0 million decrease in advertising and promotion expenses, a $2.1 million decrease in facilities expenses, a $1.1 million decrease in bad debt expenses, and a $0.9 million decrease in depreciation and amortization expenses, offset by a $5.5 million increase in share-based compensation expense, and a $4.0 million increase in content and license costs.
Sales and Marketing Expenses
Sales and marketing expenses were $159.8 million for 2020, compared to $204.7 million and $236.9 million, respectively, for 2019 and 2018.
The
year-on-year
decrease for 2020 was $44.9 million, representing a
year-on-year
decrease of 22%. The decrease mainly consisted of a $39.9 million decrease in advertising and promotional expenses, a $2.0 million decrease in travel and entertainment expenses, a $1.5 million in depreciation and amortization expenses, and a $1.2 million decrease in salary and benefits expenses.
The
year-on-year
decrease for 2019 was $32.2 million, representing a
year-on-year
decrease of 14%. The decrease mainly consisted of a $14.0 million decrease in salary and benefits expenses, a $13.1 million decrease in advertising and promotional expenses, a $3.2 million decrease in travel and entertainment expenses, and a $1.8 million decrease in facilities expenses.
General and Administrative Expenses
General and administrative expenses were $57.4 million for 2020, compared to $54.6 million and $70.1 million, respectively, for 2019 and 2018.
The
year-on-year
increase for 2020 was $2.8 million, representing a
year-on-year
increase of 5%. The increase mainly consisted of a $4.8 million increase in share-based compensation expense and a $0.9 million increase in professional fees, offset by a $2.2 million decrease in salary and benefits expenses and a $1.2 million decrease in content and license costs.
The
year-on-year
decrease for 2019 was $15.5 million, representing a
year-on-year
decrease of 22%. The decrease mainly consisted of a $14.7 million decrease in professional fees, a $3.9 million decrease in salary and benefits expenses, a $1.1 million decrease in bad debt expenses, a $0.9 million decrease in fixed asset disposal expenses, and a $0.8 million decrease in facilities expenses, offset by a $7.4 million increase in share-based compensation expense.
Goodwill Impairment and Impairment of Intangible Assets Acquired as Part of Business Acquisitions
In 2020, there was no goodwill impairment or impairment of intangible assets acquired as part of business acquisitions.
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

Share-based Compensation Expense
Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2018, 2019 and 2020, respectively, as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2018	2019	2020
Cost of revenues	$(739)	$142	$720
Product development expenses	(4,182)	1,364	7,325
Sales and marketing expenses	(920)	(326)	460
General and administrative expenses	(6,267)	1,170	5,975

	$(12,108)	$2,350	$14,480

Share-based compensation expense was recognized for share-based awards of Sohu (excluding Sohu Video), Changyou, and Sohu Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2018	2019	2020
For Sohu (excluding Sohu Video) share-based awards	$(5,100)	$1,940	$2,633
For Changyou share-based awards	(6,461)	1,305	12,544
For Sohu Video share-based awards	(547)	(895)	(697)

	$(12,108)	$2,350	$14,480

The negative amounts in the tables above resulted from
re-measured
compensation expense based on the then-current fair value of the awards on the reporting date.
There was no capitalized share-based compensation expense for the years ended December 31, 2018, 2019 and 2020.
Operating Profit/(Loss)
We had an operating income of $73.4 million for 2020, compared to an operating loss of $71.2 million for 2019 and an operating loss of $168.4 million for 2018.
Other Income/(Expense)
Other income was $26.0 million for 2020, compared to other income of $8.0 million and other income of $30.7 million, respectively, for 2019 and 2018. The year-over-year increase in 2020 was mainly attributable to a $22.8 million decrease in impairment loss on an equity investment, and a $5.3 million increase from an individual tax refund and an additional deduction of PRC value-added tax, offset by a $6.8 million decrease from a change in the fair value of financial instruments and a $3.0 million decrease in investment income.
Interest Income
Interest income was $7.4 million for 2020, compared to $6.1 million and $16.0 million, respectively, for 2019 and 2018.

Interest Expense
Interest expense was $6.2 million for 2020, compared to $14.4 million and $17.5 million, respectively, for 2019 and 2018. The decrease in 2020 was primarily due to the repayment of bank loans under loan agreements that Sohu entered into with ICBC in late 2017 and with CMB in 2018, which resulted in a decrease of approximately $6.8 million in interest expense in 2020.
Income Tax Expense/(Benefit)
Income tax expense was $133.2 million for 2020, compared to income tax expense of $28.4 million and income tax benefit of $14.6 million, respectively, for 2019 and 2018.
The difference in income tax expense for 2020 compared to the income tax expense for 2019 resulted primarily from accrued regular income tax expense of $40.7 million and additional income withholding tax of $88 million recognized by Changyou due to a revised policy with respect to Changyou’s PRC subsidiaries regarding their distribution of cash dividends, offset by a reversal of PRC income tax expense of $6.9 million recognized by Changyou due to preferential tax rates that Changyou’s subsidiaries were entitled to as KNSE and Software Enterprises; and $6 million for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
The difference in income tax expense for 2019 compared to the income tax benefit for 2018 resulted primarily from accrued regular income tax expense of $32.6 million, offset by a reversal of PRC income tax expense of $19.5 million by Changyou due to preferential tax rates that Changyou’s subsidiaries were entitled to as KNSE and Software Enterprises; and $8 million for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
Net Income/(Loss)
As a result of the foregoing, we had a net loss from continuing operations of $36.5 million for 2020, compared to a net loss of $98.5 million and a net loss of $121.3 million, respectively, for 2019 and 2018.
We had a net loss from discontinued operations of $91.8 million for 2020, compared to net income of $55.1 million, and net income of 53.9 million, respectively, for 2019 and 2018.
Net Income/(loss) Attributable to Noncontrolling Interest
Our net income from continuing operations attributable to noncontrolling interest was $18.4 million for 2020, compared to net income attributable to noncontrolling interest of $58.2 million for 2019, and net income attributable to noncontrolling interest of $41.7 million for 2018.
Our net loss from discontinued operations attributable to noncontrolling interest was $60.7 million for 2020, compared to net income attributable to noncontrolling interest of $47.7 million for 2019, and net income attributable to noncontrolling interest of $51.0 million for 2018.
Net income/(Loss) attributable to Sohu.com Limited
As a result of the foregoing, we had a net loss from continuing operations of $55.0 million attributable to Sohu.com Limited for 2020, compared to net loss of $156.7 million attributable to Sohu.com Limited and net loss of $163.0 million attributable to Sohu.com Limited for 2019 and 2018, respectively.
We had a net loss from discontinued operations of $31.1 million attributable to Sohu.com Limited for 2020, compared to net income of $7.4 million attributable to Sohu.com Limited and net income of $3.0 million attributable to Sohu.com Limited. for 2019 and 2018, respectively.

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
As of December 31, 2020, we had cash and cash equivalents of approximately $217.1 million, restricted cash of $330.8 million, and short-term investments of $100.7 million. Of our cash and cash equivalents, $182.8 million was held in financial institutions inside Mainland China and $34.3 million was held in financial institutions outside of Mainland China. Of the cash and cash equivalents held in financial institutions inside Mainland China, $47.0 million was held by our VIEs and $135.8 million was held by our
PRC-based
subsidiaries.
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
See “Item 3. Key Information-Risk Factors-Risks Related to China’s Regulatory Environment—Restrictions on currency exchange may limit our ability to use our revenues effectively,” “- Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of our subsidiaries Changyou and Sogou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends and making other payments,” and “- Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax,” and “Risks Related to Our Corporate Structure—Although the Sohu Group holds substantial amounts of cash and cash equivalents, a significant portion of such cash and cash equivalents is held by Sogou, and it can be difficult for Sohu to have access to the portion held by Sogou” See also “Restrictions and Limitations on Cash Available to Sohu.com Limited.” below and Item 11 “Quantitative and Qualitative Disclosure About Market Risk-Foreign Currency Exchange Rate Risk.”
Cash Generating Ability
Our cash flows were summarized below (in thousands):

	Year Ended December 31,
	2018	2019	2020
Net cash provided by/(used in) continuing operating activities	$(52,143)	$(18,267)	$163,394
Net cash provided by/(used in) discontinued operating activities	136,168	228,857	(68,187)
Net cash provided by operating activities	84,025	210,590	95,207
Net cash provided by/(used in) continuing investing activities	180,146	(214,814)	184,393
Net cash provided by/(used in) discontinued investing activities	(639,390)	(228,406)	235,374
Net cash provided by/(used in) investing activities	(459,244)	(443,220)	419,767
Net cash provided by/(used in) continuing financing activities	96,333	(479,748)	101,795
Net cash provided by/(used in) discontinued financing activities	1	(33,415)	(8,209)
Net cash provided by/(used in) financing activities	96,334	(513,163)	93,586
Effect of exchange rate change on cash, cash equivalents, restricted cash and restricted time deposits	(19,544)	(10,047)	36,984

Net increase/(decrease) in cash, cash equivalents, restricted cash and restricted time deposits	(298,429)	(755,840)	645,544
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of period	1,368,295	1,069,866	314,026

Cash, cash equivalents, restricted cash and restricted time deposits at end of period	$1,069,866	$314,026	$959,570

Less: Cash, cash equivalents, restricted cash and restricted time deposits of discontinued operations, end of year	187,867	147,834	310,203

Cash, cash equivalents, restricted cash and restricted time deposits of continuing operations, end of year	881,999	166,192	649,367

Net Cash Provided by/(Used in) Operating Activities
For 2020, $163.4 million net cash provided by continuing operation activities was primarily attributable to our net loss of $36.5 million, adjusted by (i) the add back of non-cash
items consisting of $39.9 million of depreciation and amortization expenses, $14.5 million of share-based compensation expense, $4.9 million of allowance for credit losses, $4.2 million of impairment of intangible assets, $1.8 million of change in fair value of financial instruments, $0.5 million of investment income from equity investments, and $0.2 million cash provided by other continuing operating activities, (ii) offset by $0.4 million from disposal of fixed assets. The increase in cash from $134.3 million in working capital items is also included in operating cash flow.
For 2019, $18.3 million net cash used by continuing operation activities was primarily attributable to our net loss of $98.5 million, adjusted by (i) the add back of non-cash
items consisting of $67.1 million of depreciation and amortization expenses, $23.2 million of impairment of long-term investments, $7.2 million of goodwill impairment and impairment of intangible assets acquired as part of business acquisitions, $5.9 million of impairment of other intangible assets and other assets, $4.7 million of allowance for credit losses, and $2.4 million of share-based compensation expense, (ii) offset by $3.0 million of investment loss from equity investments, $1.2 million of change in fair value of financial instruments, and $0.8 million from disposal of fixed assets. The decrease in cash from $25.3 million in working capital items is also included in operating cash flow.
For 2018, $52.1 million net cash used by continuing operating activities was primarily attributable to our net loss of $121.3 million, adjusted by (i) the add back of non-cash
items consisting of $90.2 million in depreciation and amortization expenses, $16.4 million in goodwill impairment and impairment of intangible assets acquired as part of business acquisitions, $11.2 million of change in fair value of financial instruments, $10.8 million in impairment of other intangible assets and other assets, $5.4 million in allowance for credit losses, and $4.0 million of investment income from equity investments, (ii) offset by $12.1 million of share-based compensation expense and $0.7 million used in other continuing operating activities. The decrease in cash from $56.0 million in working capital items is also included in operating cash flow.
Net Cash Provided by/(Used in) Investing Activities
For 2020, $184.4 million net cash provided by continuing investing activities was primarily attributable to (i) $1.42 billion in proceeds from financial instruments, and $1.2 million cash received from other investing activities, (ii) offset by $1.21 billion used in purchase of financial instruments, and $33.8 million used in purchase of fixed assets and intangible assets.
For 2019, $214.8 million net cash used in continuing investing activities was primarily attributable to (i) $1.02 billion used in purchase of financial instruments, $65.7 million used in purchase of fixed assets and intangible assets, and $12.3 million used in the purchase of long-term investments, (ii) offset by $884.0 million from collection of financing receivables and $1.2 million cash received from other investing activities.
For 2018, $180.1 million net cash provided by continuing investing activities was primarily attributable to (i) $1.78 billion in proceeds from financial instruments, $12.1 million from sale of an equity investment, and $5.3 million from loan repayment by a third party to Changyou, (ii) offset by $1.50 billion used in purchase of financial instruments, $121.5 million used in purchase of fixed assets and intangible assets and $0.8 million used in the purchase of long-term investments.
Net Cash Provided by/(Used in) Financing Activities
For 2020, $101.8 million net cash provided by continuing financing activities was primarily attributable to (i) $407.6 million in proceeds received from bank loans, (ii) offset by $191.8 million used in the Changyou Merger, and $114.0 million used in repayment of loans from banks.

For 2019, $479.7 million net cash used in continuing financing activities was primarily attributable to (i) $371.9 million used in repayment of loans from banks and $165.8 million for the portion of a Changyou dividend distributed to holders of the non-controlling
interests in Changyou, (ii) offset by $58.0 million in proceeds received from bank loans.
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
The ability of Sohu.com Limited’s direct subsidiaries to receive dividends and distributions from our China-based subsidiaries and VIEs, and the amount of cash available for distribution to, and use by, Sohu.com Limited, are subject to certain restrictions and limitations related to PRC law and our subsidiary and VIE structure. We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations. However, such restrictions and taxes limit our ability to use cash and cash equivalents held by Changyou and its subsidiaries and VIEs, and by Sogou and its subsidiaries and VIEs, for our Sohu business separate from Changyou and Sogou. See “Risk Factors—Risks Related to Our Corporate Structure—Although the Sohu Group holds substantial amounts of cash and cash equivalents, a significant portion of such cash and cash equivalents is held by Sogou, and it can be difficult for Sohu to have access to the portion held by Sogou.”
PRC Regulations Related to Profit Appropriation, Withholding Tax on Dividends and Foreign Currency Exchange
Regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our China-based WFOEs are also required to set aside each year to their general reserves at least 10% of their after-tax
profit based on PRC accounting standards, until the cumulative amount reaches 50% of their paid-in
capital. These reserves may not be distributed as cash dividends, or as loans or advances. Our WFOEs may also allocate a portion of their after-tax
profits, at the discretion of their Boards of Directors, to their staff welfare and bonus funds. Any amounts so allocated may not be distributed by Sohu.com Limited, Changyou.com Limited, or Sogou’s parent company Sohu.com (Search) Limited and, accordingly, would not be available for distribution to Sohu.com Limited.
The CIT Law imposes a 10% withholding income tax for dividends distributed by foreign-invested enterprises in the PRC to their immediate holding companies outside Mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income” if such holding company is considered a non-PRC
resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. As of December 31, 2020, we had accrued deferred tax liabilities in the amount of $206.6 million for withholding taxes associated with dividends paid by Changyou’s Mainland China-based WFOEs to Changyou’s Hong Kong subsidiary.
Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of Mainland China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

PRC Restrictions Related to Our VIE Structure
A significant portion of our operations is conducted through our VIEs, which generate a significant amount of our revenues. Significant cash balances remained in certain of our VIEs as of December 31, 2020. As our VIEs are not owned by our PRC subsidiaries, the VIEs are not able to make dividend payments to the subsidiaries. Therefore, in order for Sohu.com Limited or our subsidiaries outside of Mainland China to receive any dividends, loans, or advances from our PRC subsidiaries, in some cases we may need to rely on payments made by our VIEs to our PRC subsidiaries pursuant to service contracts between them. Depending on the nature of services provided by our PRC subsidiaries to their corresponding VIEs, certain of these payments will subject to PRC taxes, such as VAT, which will effectively reduce the amount that the PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.
Capital Expenditure
Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $121.5 million, $65.7 million, and $33.8 million, respectively, for the years ended December 31, 2018, 2019, and 2020.
CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations as of December 31, 2020 (in thousands):

	2021	2022	2023	2024	2025	Thereafter	Total
Repayment of principal of bank loans related to Changyou Merger	$0	7,500	7,500	77,000	0	0	92,000
Royalties and expenditures for licensed content of games	28,423	7,870	0	0	0	0	36,293
Operating lease obligations	6,101	5,432	2,586	264	132	0	14,515
Purchase of bandwidth	14,084	150	102	0	0	0	14,336
Interest payment commitment	6,623	1,458	1,334	628	0	0	10,043
Purchase of content and services - others	6,715	236	19	0	0	0	6,970
Purchase of content and services - video	5,398	1,006	0	0	0	0	6,404
Others	518	24	0	0	0	0	542

Total Payments Required	$67,862	23,676	11,541	77,892	132	0	181,103

OTHER LONG-TERM LIABILITIES
We recorded long-term tax liabilities of $188.8 million, consisting primarily of a $6.2 million in interest on the unrecognized tax benefit related to the Toll Charge, and $182.6 million related to certain business transactions that took place in previous years and management determined may result in additional tax obligations under relevant tax rules.
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
IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Financial Instruments-Credit Losses (Topic 326).
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326)
, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. We adopted ASU
2016-13
at the beginning of the first quarter of 2020, using the modified retrospective approach. We recorded an increase of approximately $3.4 million to allowance for credit losses on accounts receivable and $3.3 million to allowance for credit losses on assets held for sale on our adoption date of ASU
2016-13’s
of January 1, 2020. See “Summary of Significant Accounting Policies” above and Note 2.

Simplifying the Test for Goodwill Impairment (Topic 350).
In January 2017 the FASB issued ASU
No. 2017-04,
“Simplifying the Test for Goodwill Impairment.”
The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. We adopted this guidance on January 1, 2020 and applied the revised impairment model for all goodwill impairment tests within that fiscal year. The adoption of ASU
2017-04
did not have a material impact on our consolidated financial statements.
Cloud computing
. In 2018, the FASB issued new guidance on a customer’s accounting for implementation, set-up,
and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor (i.e., a service contract). Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. The guidance is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those fiscal years. The adoption of this standard did not have a material impact on our consolidated financial statements.
Other accounting standards adopted beginning January 1, 2020 do not have a significant impact on our consolidated financial statements.
IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
Simplifying the accounting for income taxes (Topic 740).
In December 2019, the FASB issued ASU
No. 2019-12,
I
ncome Taxes (Topic 740)-Simplifying the Accounting for Income Taxes
. ASU
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
Investments-Equity securities (Topic 321), Investments-Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)-Clarifying the interactions between Topic 321, Topic 323, and Topic 815.
In January 2020, the FASB issued ASU
No. 2020-01,
Investments-Equity securities (Topic 321), Investments-Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)-Clarifying the interactions between Topic 321, Topic 323, and Topic 815
. The amendments clarify the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We do not expect to adopt ASU
2020-01
early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

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

Directors and Executive Officers	Age	Position
Charles Zhang	56	Chairman of the Board and Chief Executive Officer
Dewen Chen	45	Chief Executive Officer of Changyou

Directors and Executive Officers	Age	Position
Xiaochuan Wang	42	Chief Executive Officer of Sogou
Joanna Lv	50	Chief Financial Officer
Charles Huang	51	Director
Zhonghan Deng (1) (2) (3)	53	Independent Director
Dave De Yang (1)	55	Independent Director
Dave Qi (1) (2) (3)	57	Independent Director
Shi Wang (3)	70	Independent Director

(1)	Member of the audit committee of our Board of Directors.
(2)	Member of the compensation committee of our Board of Directors.
(3)	Member of the nominating committee of our Board of Directors.
Dr.
 Charles Zhang
is our founder and has been Chairman of our Board and Chief Executive Officer since August 1996. Dr. Charles Zhang also served as our President from August 1996 to July 2004. Prior to founding Sohu, Dr. Charles Zhang worked for Internet Securities Inc. and helped to establish its China operations. Prior to that, Dr. Charles Zhang worked as the liaison officer with China for the Massachusetts Institute of Technology (“MIT”). Dr. Charles Zhang is also the Chairman of the Board of Sogou and was the Chairman of the Board of Changyou prior to the completion of the Changyou Merger. Dr. Charles Zhang has a Ph.D. in experimental physics from MIT and a Bachelor of Science degree from Tsinghua University.
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
Board of Directors
Our Board of Directors currently consists of six directors and is divided into two classes consisting of three directors each, with one class of directors being elected by the holders of our ordinary shares at each annual general meeting of shareholders and holding office for staggered two-year
terms, with the term of one of the classes expiring at each annual general meeting. Our directors currently consist of Dr. Charles Zhang, Zhonghan Deng, and Dave De Yang, whose terms will expire at our 2022 annual general meeting of shareholders, and Charles Huang, Dave Qi, and Shi Wang, whose terms will expire at our 2021 annual meeting of shareholders. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided the nature of such interest is disclosed prior to any vote thereon.

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

Duties of Directors
Under Cayman Islands law, our directors have a common law duty owed to our company to act honestly in good faith with a view to the best interests of our company and for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both—(a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association and the Companies Act. A shareholder may have the right to seek various remedies, including damages on behalf of our company, if a duty owed by our directors is breached.
Terms of Directors and Officers
A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. For more information about the classification of our Board of Directors, see “- Board of Directors.” Officers are elected by and serve at the discretion of the Board of Directors.
Compensation of Executive Officers and Directors
During the year ended December 31, 2020, we paid an aggregate of approximately $6.7 million in cash compensation to our executive officers. We paid an aggregate of approximately $0.6 million in cash compensation to our directors other than Dr. Charles Zhang. In 2020, the total compensation expense for our non-executive
directors and executive officers recorded in our consolidated statements of comprehensive income was $7.8 million. None of our directors, other than Dr. Charles Zhang, have service contracts that provide for benefits upon termination of employment.
Employment Agreements with Executive Officers
Employment Agreements with Dr.
 Charles Zhang, Ms.
 Joanna Lv and Mr.
 Dewen Chen
.
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
Changyou Share Incentive Plan
Changyou adopted a share incentive plan in June 2014 (the “Changyou 2014 Share Incentive Plan”) that will terminate in June 2024, and adopted a share incentive plan in August 2019 (the “Changyou 2019 Share Incentive Plan”) that will terminate in August 2029 (the Changyou 2019 Share Incentive Plan and the Changyou 2014 Share Incentive Plan together, the “Changyou Share Incentive Plans”). The maximum number of Changyou Class A ordinary shares issuable under the Changyou 2014 Share Incentive Plan is 6,000,000 and the maximum number of Changyou’s Class A ordinary shares issuable under the Changyou 2019 Share Incentive Plan is 3,000,000. After the completion of the Changyou Merger, our Board of Directors may amend, suspend, or terminate the Changyou 2014 Share Incentive Plan and/or the Changyou 2019 Share Incentive Plan at any time; provided, however, that we must first seek the approval of the participants in the Changyou 2014 Share Incentive Plan or in the Changyou 2019 Share Incentive Plan, as the case may be, if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards. Share incentive awards may be granted under the Changyou Share Incentive Plans to Changyou management and employees and to management and employees of any of the Sohu Group companies. Share incentive awards that were granted, or may be granted, under the Changyou Share Incentive Plans include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date.

Our Board of Directors administers the Changyou Share Incentive Plans following the completion of the Changyou Merger, and determines the terms and conditions of awards under the Changyou Share Incentive Plans. Awards granted under the Changyou Share Incentive Plans are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by our Board of Directors or compensation committee in its sole discretion.
Sogou Share Incentive Plans
Sogou adopted a share incentive plan in October 2010 (as amended from time to time, with the last amendment taking effect on August 22, 2014, the “Sogou 2010 Share Incentive Plan”) to provide incentives to Sogou’s management and employees and to management and employees of any of the Sohu Group companies. The maximum number of Sogou Class A Ordinary Shares issuable under the Sogou 2010 Share Incentive Plan is 41,500,000. The Sogou 2010 Share Incentive Plan expired on October 19, 2020, and is no longer available for granting new share-based awards. As of February 26, 2021, there were options outstanding under the Sogou 2010 Share Incentive Plan exercisable for the purchase of an aggregate of 3,462,691 Sogou Class A Ordinary Shares. The maximum term of any share incentive award granted under the Sogou 2010 Share Incentive Plan is ten years from the grant date.
Sogou also adopted a share incentive plan in October 2017 (the “Sogou 2017 Share Incentive Plan,” and, together with the Sogou 2010 Share Incentive Plan, the “Sogou Share Incentive Plans”). The maximum number of Sogou Class A Ordinary Shares issuable under the Sogou 2017 Share Incentive Plan is 28,000,000. Share incentive awards may be granted under the Sogou 2017 Share Incentive Plan to Sogou management and employees and to management and employees of any of the Sohu Group companies that is not a VIE of Sohu. Share incentive awards that may be granted under the Sogou 2017 Share Incentive Plan include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date. The Sogou 2017 Share Incentive Plan will terminate in October 2027.
Sogou’s compensation committee, or Sogou’s Board of Directors in the absence of such a committee, administers the Sogou Share Incentive Plans, and determines the terms and conditions of awards under the Sogou Share Incentive Plans. Awards granted under the Sogou Share Incentive Plans are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by Sogou’s Board of Directors or compensation committee in its sole discretion. Prior to Sogou’s IPO, the award documents for options previously granted under the Sogou 2010 Share Incentive Plan gave Sogou a right to repurchase from a grantee, within a certain time period, up to 50% of a grantee’s Class A Ordinary Shares subject to vested options, upon such grantee’s death, disability, or voluntary, or involuntary termination of employment with Sogou (other than for “Cause,” as defined in the Sogou 2010 Share Incentive Plan); the repurchase price for such a purchase was equal to the fair market value of Sogou’s ordinary shares, as determined in an appraisal by an independent professional appraisal firm chosen by Sogou. Sogou’s such repurchase rights under the award documents terminated upon the completion of Sogou’s IPO.
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

Sohu Video Share Incentive Plan
Our subsidiary Sohu Video adopted the Sohu Video Share Incentive Plan, which will expire in January 2022. The maximum number of Sohu Video ordinary shares issuable under the Sohu Video Share Incentive Plan is 25,000,000. Share incentive awards may be granted under the Sohu Video Share Incentive Plan to Sohu Video management and employees, and to management and employees of any of the Sohu Group companies. Share incentive awards that may be granted under the Sohu Video Share Incentive Plans include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date.
Sohu Video’s compensation committee, or Board of Directors in the absence of such a committee, administers the Sohu Video Share Incentive Plan, and determines the terms and conditions of awards under the Sohu Video Share Incentive Plan. Awards granted under the Sohu Video Share Incentive Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by Sohu Video’s Board of Directors or compensation committee in its sole discretion. The award documents for options granted under the Sohu Video Share Incentive Plan give Sohu Video a right to repurchase from a grantee, within a certain time period, up to 50% of a grantee’s Sohu Video ordinary shares subject to vested options, upon such grantee’s death, disability, or voluntary, or involuntary termination of employment with us (other than for “Cause,” as defined in the Sohu Video Share Incentive Plan). The repurchase price for such a purchase was equal to the fair market value of Sohu Video’s ordinary shares, as determined in an appraisal by an independent professional appraisal firm chosen by Sohu Video. Sohu Video repurchase rights under the award documents will terminate upon the completion of Sohu Video’s IPO.
Sohu Video’s Board of Directors may amend, suspend, or terminate the Share Incentive Plans at any time; provided, however, that Sohu Video’s Board of Directors must first seek the approval of the participants in the Sohu Video Share Incentive Plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.
Grants of Shares and Options to Directors and Executive Officers
The following tables set forth summaries of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of February 26, 2021.
Awards Granted under Sohu 2018 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Charles Zhang	75,000	(1)	$0.001	2/16/2015	2/15/2025
Charles Zhang	70,000	(2)	$0.001	7/1/2019	6/30/2029
Joanna Lv	7,500	(3)	$0.001	2/16/2015	2/15/2025
Joanna Lv	40,000	(4)	$0.001	7/1/2019	6/30/2029
Joanna Lv	10,000	(5)	$0.001	9/1/2020	8/31/2030

(1)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 75,000 options are vested and exercisable as of February 26, 2021.
(2)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 17,500 options are vested and exercisable as of February 26, 2021.
(3)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 7,500 options are vested and exercisable as of February 26, 2021.
(4)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 10,000 options are vested and exercisable as of February 26, 2021.
(5)	Consists of options exercisable for the purchase of our ordinary shares that are subject to vesting in equal annual installments over a four-year period.

Awards Granted under Changyou 2019 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Dewen Chen	1,288,000	(1)	$0.01	8/26/2019	9/30/2029

(1)	Consists of options, granted on August 26, 2019 and effective as of October 1, 2019, that are subject to vesting in equal annual installments over a four-year period commencing on October 1, 2019.
Awards Granted under Sogou 2010 Share Incentive Plan

Directors and Executive Officers	Restricted Sogou Class A Ordinary Shares		Exercise price	Date of grant	Expiration date
Xiaochuan Wang	1,440,000	(1)	$0.625	1/31/2013	N/A

(1)
Consists of Sogou Class A Ordinary Shares beneficially held by Mr. Wang that were issued in 2013 upon Mr. Wang’s early exercise of share options granted under the Sogou 2010 Share Incentive Plan and are still subject to vesting. Such Sogou Class A Ordinary Shares are subject to vesting upon the fourth anniversary of the completion of Sogou’s IPO, which took place on November 13, 2017.

Awards Granted under Sohu Video Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Joanna Lv	110,000	(1)	$0.01	1/4/2012	1/3/2022
Xiaochuan Wang	50,000	(2)	$0.01	1/4/2012	1/3/2022

(1)
Consists of options to purchase Sohu Video’s ordinary shares at a nominal exercise price, vesting in equal annual installments over a four-year period, but vesting for each year will also be subject to the achievement of annual performance milestones related to Sohu Video that our Board of Directors establishes in its discretion. As of February 26, 2021, 27,500 options are fully vested and exercisable.

(2)
Consists of options to purchase Sohu Video’s ordinary shares at a nominal exercise price, vesting in equal annual installments over a four-year period, but vesting for each year will also be subject to the achievement of annual performance milestones related to Sohu Video that our Board of Directors establishes in its discretion. As of February 26, 2021, 12,500 options are fully vested and exercisable.

Employees
As of December 31, 2020, we had approximately 7,600 employees, including 3,000 employees for Sohu, 1,900 employees for Changyou, and 2,700 employees for Sogou. None of our personnel are represented under collective bargaining agreements. We have entered into standard employment agreements with our employees through our subsidiaries and VIEs. Sohu’s and Sogou’s employees have entered into confidentiality, non-competition
and
non-solicitation
agreements with Sohu or Sogou, respectively. Changyou’s employees have entered into confidentiality agreements with Changyou. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition
agreements governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions. A number of our employees hold share-based awards granted by Sohu, Sogou, Changyou, and Sohu Video, which provide additional financial incentives to them. Most of these awards vest over a period of four years.
Share Ownership
Refer to “
Item 7. Major Shareholders and Related Party Transactions
” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary share as of February 26, 2021 by (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our ordinary share (assuming conversion of all outstanding exercisable options and warrants held by that person), (ii) each current director, (iii) each named executive officer and (iv) all of our current directors and named executive officers as a group. Except as otherwise provided in the footnotes to this table, we believe that the persons named in this table have voting and investment power with respect to all the shares of common stock indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (1)
Charles Zhang	10,282,029	(2)	26.09%
Charles Huang (3)	76,265		*
Shi Wang (4)	34,132		*
Dave Qi (5)	28,940		*
Zhonghan Deng (6)	14,514		*
Dave De Yang (7)	—		—
Joanna Lv	20,500	(8)	*
Xiaochuan Wang (9)	69,258		*
Dewen Chen (10)	—		—
All directors, nominees and executive officers as a group (9 persons)	10,525,638	(11)	26.70%
Photon Group Limited (12)	9,920,829		25.23%
Macquarie Investment Management Business Trust (13)	3,618,481		9.21%
Renaissance Technologies LLC. (14)	2,699,355		7.30%

*	Less than 1%.
(1)
Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes the number of ordinary shares subject to options or restricted stock units held by that person that are currently exercisable or settleable or that are exercisable or settleable within 60 days of February 26, 2021. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Such shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of each other person.

(2)
Includes (i) 92,500 ordinary shares subject to options exercisable within 60 days of February 26, 2021 and (ii) 9,920,829 ordinary shares beneficially owned by Photon Group Limited. Dr. Charles Zhang is a Director of Photon Group Limited, and may be deemed to be a beneficial owner of shares owned by it. Dr. Charles Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. Dr. Charles Zhang’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

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
(8)
Includes 17,500 ordinary shares subject to options exercisable within 60 days of February 26, 2021. Ms. Joanna Lv’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(9)	Mr. Xiaochuan Wang’s address is c/o Sogou Inc., Level 15, Sohu.com Internet Plaza, No. 1 Unit, Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.
(10)	Mr. Dewen Chen’s address is c/o Changyou.com Limited, Changyou Tower, No. 65 East Bajiao Road, Shijingshan District, Beijing 100043, People’s Republic of China.
(11)	Includes 110,000 ordinary shares that such persons have the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of February 26, 2021.
(12)	Photon Group Limited’s address is c/o Sohu.com Limited., Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(13)	Data based on a Schedule 13G/A filed with the SEC on February 12, 2021. The principal business address of Macquarie Investment Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.
(14)	Data based on a Schedule 13G/A filed with the SEC on February 11, 2021. The principal business address of Renaissance Technologies LLC is 800 Third Avenue, New York, New York 10022.
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
In December 2019, Changyou entered into a supplemental agreement with Fox Financial which states that Fox Financial undertakes and agrees to provide to Changyou a guaranty of the repayment obligation of Fox Financial and to deposit an amount equal to the US dollar-denominated loan principal and corresponding interest owed by Changyou to Fox Financial as a security deposit. If Fox Financial fails to repay the
RMB-denominated
loan principal and corresponding interest owed to Changyou, then the security deposit will be applied to repayment of the loan principal and corresponding interest owed to Changyou. The security deposit will be required to be replenished by Fox Financial if it is insufficient to repay the loan principal and corresponding interest of the RMB-denominated loan owed to Changyou, and any remaining surplus after the repayment of the RMB-denominated loan principal and interest will be returned to Fox Financial. The parties entered into an additional supplemental agreement, in which Changyou undertakes and agrees to provide to Fox Financial a guaranty of Changyou’s repayment obligation and to deposit an amount equal to the RMB-denominated loan principal and corresponding interest owed by Fox Financial to Changyou as a security deposit. If Changyou fails to repay the loan principal and corresponding interest, then the security deposit will be applied to repayment of the loan principal and corresponding interest owed to Fox Financial. The security deposit will be required to be replenished by Changyou if it is insufficient to repay the loan principal and corresponding interest to Fox Financial, and the remaining security deposit (if any) will be returned to Changyou if there is any surplus after the repayment of the US dollar denominated loan principal and interest.
As of December 31, 2020, the loan arrangements had expired and no new supplemental agreements were signed. Under supplemental agreements of guaranty between Changyou and Fox Financial entered into in December 2019, if Fox Financial failed to repay the RMB-denominated loan principle and corresponding interest, Changyou could apply the amount of the security deposit, consisting of the US dollar-denominated loan principal and corresponding interest owed by Changyou to Fox Financial, to repay the RMB-denominated loan principle and corresponding interest owed to Changyou. As of the date of this report, the loan arrangements have not been settled, and a settlement plan is under discussion. Changyou performed an assessment as of December 31, 2020 of expected credit losses for the RMB-denominated loans receivable from Fox Financial, and accrued an expected credit loss of $2.4 million based on its estimate of the remaining exposure in excess of the security deposit and the lack of solvency of Fox Financial.
As of December 31, 2019 and 2020, Changyou had U.S. dollar-denominated loans payable to Fox Financial in a total amount of approximately $33.5 million and $34.1 million, respectively, and
RMB-denominated
loans receivable from Fox Financial in a total amount of approximately $33.3 million and $34.1 million, respectively. For the year ended December 31, 2019 and 2020, Changyou incurred interest expense of $0.8 million and $0.6 million, respectively, in connection with the loans payable and earned interest income of $1.0 million and $0.8 million, respectively, in connection with the loans receivable.

Transactions with Vanke Co., Ltd.
In the 2018, 2019, and 2020 fiscal years, Vanke Co., Ltd. purchased $220,755, $174,259 and $226,528, respectively, in advertising services from us. Mr. Shi Wang, one of our directors, is the Honorary Chairman of the Board of Vanke Co., Ltd.
Contractual Arrangements with our VIEs and their Shareholders
PRC law currently restricts foreign ownership of Internet information and content, internet access, value-added telecommunications, online game, and certain other businesses. To comply with PRC law, we conduct a significant part of our value-added telecommunications, online game, search and search-related and other businesses through contractual arrangements between our principal PRC subsidiaries and their corresponding VIEs and their respective shareholders. See “Information on the Company-Organizational Structure” in Item 4 of this annual report for a description of the ownership information of our current principal VIEs.
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
Business operation agreement
among Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu. The agreement sets forth the right of Video Tianjin to control the actions of the shareholders of Tianjin Jinhu. The agreement has a term of ten years, renewable at the request of Video Tianjin.

Powers of Attorney
executed by the shareholders of Tianjin Jinhu in favor of Video Tianjin with a term of ten years, extendable at the request of Video Tianjin. These powers of attorney give Video Tianjin the right to appoint nominees to act on behalf of each of the Tianjin Jinhu shareholders in connection with all actions to be taken by Tianjin Jinhu.
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
Powers of attorney
executed by the sole shareholder of Gamease in favor of AmazGame and by the sole shareholder of Guanyou Gamespace in favor of Gamespace, with a term of ten years. These powers of attorney give the respective boards of directors of AmazGame and Gamespace the right to appoint nominees to act on behalf of their respective shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace.
Business operation agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. These agreements set forth the right of AmazGame and Gamespace to control the actions of Gamease and Guanyou Gamespace, as the case may be, and the respective shareholders of Gamease and Guanyou Gamespace. Each agreement has a term of ten years.
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
Business operation agreement
among Sogou Technology, Sogou Information and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Technology to control the actions of the shareholders of Sogou Information. The agreement has a term of ten years, renewable at the request of Sogou Technology.

Powers of Attorney
executed by the shareholders of Sogou Information in favor of Sogou Technology with a term of ten years, extendable at the request of Sogou Technology. These powers of attorney give Sogou Technology the right to appoint nominees to act on behalf of each of the three Sogou Information shareholders in connection with all actions to be taken by Sogou Information.
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
Exclusive technology consulting and service agreement
between Video Tianjin and Tianjin Jinhu. Pursuant to this agreement Video Tianjin has the right to provide technical consultation and other related services to Tianjin Jinhu in exchange for a fee. The agreement has a term of ten years and is renewable at the request of Video Tianjin.
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
Exclusive technology consulting and service agreement
between Sogou Technology and Sogou Information. Pursuant to this agreement Sogou Technology has the right to provide technical consultation and other related services to Sogou Information in exchange for a fee. The agreement has a term of ten years and is renewable at the request of Sogou Technology.
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
Other Transactions with Certain Directors, Shareholders and Affiliates
See “Directors, Senior Management and Employees - Compensation of Directors and Executive Officers.”
Employment Agreements
See “Directors, Senior Management and Employees - Employment Agreements with Executive Officers.”
Share Incentive Plans
See “Directors, Senior Management and Employees - Equity Incentive Plans.”
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
Differences in Corporate Law - Mergers and Similar Arrangements
The Companies Act is modeled after similar laws in the United Kingdom but does not follow all statutory enactments or legislative changes in the United Kingdom. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.
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
The consent of each holder of a fixed or floating security interest over the assets of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares, as assessed by the Grand Court of the Cayman Islands, upon dissenting to a merger or consolidation. The exercise of such appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
When a takeover offer is made and accepted by holders of 90% of the shares that are subject to the offer within four months of the offer being made, the offeror may, within a two-month
period commencing on the expiration of such
four-month
period, require the holders of the remaining shares to transfer such shares to the offeror on the same terms as the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of a lack of compliance with the statutory procedures, of fraud, bad faith, or collusion.
If a scheme of arrangement or takeover offer is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders in a merger or consolidation or to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
In principle, our company will normally be the proper plaintiff, and, as a general rule, a derivative action may not be brought by a minority shareholder and requires leave or permission from the court in the Cayman Islands for such an action to be continued. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, subject to leave being given, a derivative action may be available when:

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
Dissolution:
Winding-up
Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act of the Cayman Islands and our Amended and Restated Articles of association, our company may be dissolved, liquidated or wound up voluntarily by a special resolution (the vote of the holders of two-thirds
of our shares voting at a meeting or the unanimous written resolution of all shareholders) or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our shareholders. Under Cayman Islands law, a company may be wound up compulsorily by an order of the courts of the Cayman Islands if the company has passed a special resolution of its shareholders to be wound up by the court or, if the company is unable to pay its debts as they fall due. The court also has authority to order a winding up in a number of other specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Material Contracts
We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those listed in Item 19 “Exhibits,” as described elsewhere in this annual report, or as described below.
Facility Agreement and Equity Share Mortgages with ICBC Tokyo
On April 3, 2020, our indirect wholly-owned subsidiary Sohu Game, as borrower, and Sohu.com Limited, as guarantor, entered into a facility agreement (the “Facility Agreement”) with ICBC Tokyo pursuant to which ICBC Tokyo agreed to provide a term loan facility of up to $250 million (the “
Term Facility
”), subject to customary conditions, to be used to finance the consummation of the Changyou Merger and the related transactions and to pay related fees and expenses associated with the Changyou Merger. The Term Facility will consist of (i) a one-year
term facility for term loans of up to $100 million (the “
One-Year
Facility
”) and (ii) a four-year term facility for term loans of up to $150 million (the “
Four-Year Facility
”). The outstanding principal amount of the loans under the
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
The obligations of Sohu Game as borrower under the Term Facility are initially fully guaranteed by Sohu.com Limited, and are initially secured by first priority share pledges or mortgages over 97.9% of the outstanding equity interests in Changyou. In addition, Sohu Game is required to cause Changyou, within one (1) month after the initial funding under the Term Facility, to pledge a deposit certificate evidencing an RMB deposit equivalent to not less $125 million at an exchange rate of RMB7.20 to $1.00 and, within three months after the initial funding under the Term Facility, to pledge RMB deposit certificates evidencing amounts at least equivalent to the Facility Agreement amount (including the initial $125 million-equivalent deposit certificate). Upon the effectiveness of such additional pledge, Sohu’s guarantee and all share pledges or mortgages over the outstanding equity interests in Changyou will be released and discharged.

Changyou’s Credit Arrangement with CMB
On December 4, 2020, Changyou, through its wholly-owned subsidiary Changyou.com (HK) Limited (“
Changyou
 HK
”), entered into a credit agreement (together with related agreements and documentation, the “
CMB Credit Agreement
”) with China Merchants Bank Co., Ltd. (together with the bank’s Beijing Branch, “
CMB
”), pursuant to which Changyou is entitled to borrow from CMB up to an aggregate of RMB2.4 billion (or approximately $370.0 million) (the “
CMB Loan
”). The proceeds of the CMB Loan were used by Changyou HK to repay an existing loan of RMB2.4 billion (or approximately $367.8 million) from Changyou’s
PRC-based
wholly-owned subsidiary AmazGame, which repayment is required pursuant to foreign exchange controls under PRC law and regulations.
The CMB Loan has a
one-year
term. Interest accrues on the principal amount of the CMB Loan outstanding from time to time at an annual rate equal to (i) LIBOR for loans with terms of up to one month (the “
One-Month
LIBOR
”), adjusted monthly, plus (ii) a margin of 0.95%, and management fees at a combined annual rate of 0.90% of the principal amount of the CMB Loan outstanding from time to time will also be payable to CMB. Accordingly, the effective annual cost of the CMB Loan will be the
One-Month
LIBOR plus 1.85%.
The CMB Loan is secured by (i) a mortgage on a building owned by two
PRC-based
wholly-owned subsidiaries of Sohu that serves as Sohu’s corporate headquarters in Beijing, and (ii) pledges by AmazGame of deposit certificates evidencing RMB deposits with CMB at least equivalent to the principal amount of the CMB Loan outstanding from time to time. AmazGame’s RMB deposits with CMB will earn interest on market terms. The CMB Credit Agreement includes customary events of default.
In connection with the CMB Credit Agreement, Sohu issued to CMB a commitment letter pursuant to which we agreed that, at all times when the CMB Loan is outstanding, we will not pledge to any third party other than CMB, or create any other encumbrances on, any of the equity interests in Changyou and Changyou HK without the prior written consent of CMB.
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
The implementation rules of the CIT Law provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as
PRC-sourced
income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we, or our subsidiaries located in Hong Kong, are considered to be a PRC tax resident enterprise for tax purposes, any dividends we pay to our non-PRC
resident shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as
PRC-sourced
income and as a result become subject to PRC tax at the rate up to 10% in the case of enterprises or 20% in the case of individuals. In the case of dividends, we would be required to withhold any PRC tax at source. See “Risk Factors - Risk Related to China’s Regulatory Environment - Dividends payable by us to our foreign investors and profits on the sale of our shares may be subject to tax under PRC tax laws.”

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

Passive Foreign Investment Company
We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2020. Our expectation is based on our operations and the composition of our earnings and assets for the 2020 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive
assets for purposes of the asset test described below. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors - Risks Related to Our Corporate Structure - We depend upon contractual arrangements with our VIEs for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” Also, our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.
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
As described above under “Taxation -PRC Taxation,” any gain from the disposition of our ADSs or ordinary shares may be subject to PRC tax. In such event, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes.
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
FOREIGN CURRENCY EXCHANGE RATE RISK
While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for 2020 were $0.75 billion and our total assets as of December 31, 2020 were $2.82 billion, representing revenue of RMB4.89 billion and total assets of RMB18.40 billion at the central parity rate of RMB6.5249 to $1.00 on December 31, 2020. If the value of the RMB were to depreciate by approximately 10% to RMB7.1774 to $1.00, the value of the same amount of
RMB-denominated
revenue and total assets in U.S. dollars would be $0.68 billion and $2.56 billion, respectively.
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
INFLATION RATE RISK
According to the National Bureau of Statistics of China, the consumer price index grew 2.5% in 2020, compared to an increase of 2.9% in 2019. There may be a further increase in the rate of inflation in the future, which could have an adverse effect on our business.
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
The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, pursuant to the Deposit Agreement and the types of services and the amount of the fees or charges paid therefore:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
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
The rights of a former stockholder of Sohu.com Inc. were governed by the Delaware General Corporation Law and the certificate of incorporation and bylaws of Sohu.com Inc. After the Effective Time, those stockholders became the holders of ADSs representing our ordinary shares, and the rights of our shareholders will be governed by the Companies Act of the Cayman Islands, our Memorandum and Articles of Association, and the Deposit Agreement. Many of the principal attributes of shares of Sohu.com Inc.’s common stock and our ordinary shares, including economic and voting rights, are similar. However, there are differences between rights under the Delaware General Corporation Law and under the Companies Act. In addition, there are differences between the certificate of incorporation and bylaws of Sohu.com Inc. and our Memorandum and Articles of Association. For a summary of certain material differences in the rights of a holder of shares of Sohu.com Inc. common stock and a holder of our ordinary shares, you may refer to the section titled “Comparison of Rights of Sohu Delaware Stockholders and Sohu Cayman Shareholders” in our Registration Statement on Form
F-4
(File
No. 333-224069)
filed with the SEC on April 19, 2018 and in Sohu.com Inc.’s and our joint proxy statement/prospectus filed with the SEC on April 23, 2018, which section is incorporated herein by reference.
USE OF PROCEEDS
On July 17, 2000, our predecessor Sohu.com Inc. completed an underwritten IPO of shares of its common stock pursuant to a Registration Statement on Form
S-1
(SEC file
No. 333-96137)
that became effective on July 10, 2000. There has been no change in the information regarding use of proceeds from the IPO that was included in our Annual Report on Form
20-F
for the year ended December 31, 2019 that we filed with the SEC on April 21, 2020.

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
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in this report on pages
F-2.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have not been any changes in our internal control over financial reporting, as such term is defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act during the Company’s fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
http://investors.sohu.com
.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditor, and its affiliates for the periods indicated below.

	For the year ended December 31,
	2019	2020
	(in thousands)
Audit fees (1)	$2,654	$2,304
Tax fees (2)	567	487
Audit related fees (3)	142	67
All other fees	2	2

Total	$3,365	$2,860

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE
Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Sohu and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1(22)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2).

2.2(22)	Amended and Restated Deposit Agreement, dated January 14, 2019, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares.

2.3(22)	Shareholders’ Rights Agreement, dated as of January 14, 2019, between the Registrant and The Bank of New York Mellon.

4.1(2)	Loan and Share Pledge Agreement dated November 19, 2001 among Sohu.com Inc., Dr. Charles Zhang, and Li Wei.

4.2(3)	Real Property Purchase Agreement between Sohu Era and Vision Hua Qing.

4.3(4)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited.

4.4(4)	Project Cooperation Agreement, dated November 20, 2009, by and between Beijing Raycom Real Estate Development Co., Ltd. and Beijing Sohu Media.

4.5(5)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, by and between Sohu.com Inc. and Changyou.com Limited.

4.6(6)	Changyou Project Cooperation Agreement dated August 23, 2010.

4.7(6)	Amended and Restated 2010 Stock Incentive Plan.

4.8(6)	Cooperation Agreement, dated September 30, 2010. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant).

4.9(7)	Master Transaction Agreement, dated as of November 29, 2011, between Sohu.com Inc., Sohu Internet, Sohu Era, and Sohu Media, on the one hand, and Changyou.com Limited, Changyou.com HK, Gamespace, and Guanyou Gamespace, on the other hand.

4.10(7)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, between Changyou.com Limited and Sohu.com Inc.

4.11(7)	Services Agreement, dated as of November 29, 2011, between Changyou Gamespace and Sohu Media.

4.12(8)	Sohu Video 2011 Share Incentive Plan.

4.13(8)	English Translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease.

4.14(8)	English Translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease.

4.15(8)	English Translation of Exclusive Technology Consulting and Services Agreement, dated September 26, 2010, between Sogou Technology and Sogou Information.

4.16(9)	English Translation of Loan Agreement, dated December 2, 2013, between Sogou Technology and Xiaochuan Wang.

4.17(9)	English Translation of Share Pledge Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information, and the shareholders of Sogou Information.

4.18(9)	English Translation of Exclusive Equity Interest Purchase Rights Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information, and the shareholders of Sogou Information.

4.19(9)	English Translation of Business Operation Agreement, dated December 2, 2013, among Sogou Technology, Sogou Information, and the shareholders of Sogou Information.

4.20(9)	English Translation of Power of Attorney, dated December 2, 2013, by the shareholders of Sogou Information in favor of Sogou Technology.

4.21(9)	English Translation of Exclusive Technology Consulting and Services Agreement August 2, 2012, between Sohu Internet and Sohu Era.

4.22(10)	2010 Share Incentive Plan of Sogou Inc. (as amended and restated)

4.23(10)	2014 Share Incentive Plan of Changyou.com Limited.

4.24(10)	English Translation of Loan Agreement, dated November 15, 2011, between Video Tianjin and Ye Deng, the shareholder of Tianjin Jinhu.

4.25(10)	English Translation of Loan Agreement, dated December 4, 2013, between Video Tianjin and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.26(10)	English Translation of Equity Pledge Agreement, dated November 15, 2011, between Video Tianjin and Ye Deng, the shareholder of Tianjin Jinhu.

4.27(10)	English Translation of Equity Pledge Agreement, dated December 4, 2013, between Video Tianjin and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.28(10)	English Translation of Exclusive Equity Interest Purchase Right Agreement, dated December 4, 2013, between Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu.

4.29(10)	English Translation of Business Operation Agreement, dated December 4, 2013, among Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu.

4.30(10)	English Translation of Powers of Attorney, dated December 4, 2013, by the shareholders of Tianjin Jinhu in favor of Video Tianjin.

4.31(10)	English Translation of Exclusive Technology Consulting and Services Agreement, dated December 4, 2013, between Video Tianjin and Tianjin Jinhu.

4.32(10)	Loan and Share Pledge Agreement, effective as of April 28, 2014, by and among Sohu.com Limited, Charles Zhang, and Wei Li. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.)

4.33(11)	English Translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century.

4.34(11)	English Translation of Equity Interest Pledge Agreement, dated April 15, 2015 among AmazGame, Gamease and High Century.

4.35(11)	English Translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, between AmazGame, Gamease and High Century.

4.36(11)	English Translation of Power of Attorney, dated April 15, 2015, by High Century in favor of AmazGame.

4.37(11)	English Translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century.

4.38(12)	Loan and Share Pledge Agreement, dated July 1, 2015, among Sohu Media, Charles Zhang and Wei Li.

4.39(12)	Loan and Share Pledge Agreement, dated July 1, 2015, among Focus HK, Charles Zhang and Wei Li.

4.40(13)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star.

4.41(13)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.42(13)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.43(13)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.44(13)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.45(13)	English translation of Share Purchase Agreement, dated April 16, 2015, between Gamease and Shanghai Yong Chong.

4.46(14)	English Translation of Loan Agreement, dated as of October 24, 2016, between AmazGame and Sohu Media.

4.47(15)	English translation of Employment Agreement effective as of April 1, 2012, between Sohu Era and Joanna Lv.

4.48(15)	English translation of Agreement Changing One Party to Employment Agreement effective as of April 1, 2013, among Sohu Era, Joanna Lv and Sohu Media.

4.49(15)	English translation of Employment Agreement effective as of November 30, 2012, between Sogou Technology and Xiaochuan Wang.

4.50(16)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Media Information Technology Co., Ltd.

4.51(16)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Fox Information Technology (Tianjin) Limited.

4.52(16)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Tianjin Jinhu Culture Development Co., Ltd.

4.53(16)	English translation of Form of Loan Agreement.

4.54(16)	English translation of Asset Pledge Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.55(16)	English translation of Asset Pledge Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Media Information Technology Co., Ltd.

4.56(16)	English translation of Asset Pledge Agreement, dated May19, 2017, between Ping An Bank and Beijing Sohu New Era Information Technology Co., Ltd.

4.57(16)	English translation of Guaranty Agreement, dated May 19, 2017, between Ping An Bank and Sohu.com (Game) Limited.

4.58(16)	English translation of Commitment Letter, dated May 19, 2017, between Ping An Bank and Sohu.com Inc.

4.59(16)	English translation of Strategic Cooperation Agreement, dated May 19, 2017, between Ping An Bank and Sohu.com Inc.

4.60(17)	English translation of Amendment to the Original PAB Credit Agreements, dated September 1, 2017.

4.61(17)	English translation of Credit Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Media Information Technology Co., Ltd., Fox Information Technology (Tianjin) Limited, and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.62(17)	English translation of Asset Pledge Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.63(17)	English translation of Asset Pledge Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Media Information Technology Co., Ltd.

4.64(17)	English translation of Commitment Letter, dated September 7, 2017, between ICBC and Sohu.com Inc.

4.65(18)	Voting Agreement dated September 16, 2013 among Sogou Inc., Sohu.com (Search) Limited, Photon, Xiaochuan Wang, and other members of Sogou Management, as amended as of August 11, 2017.

4.66(18)	Voting Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, and THL A21 Limited.

4.67(18)	Registration Rights Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, Photon and THL A21 Limited.

4.68(18)	English Translation of Second Amended and Restated Mobile Browser Cooperation Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information and Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.)

4.69(23)	English Translation of Cooperation Agreement between Weixin Official Platform and Sogou Search dated March 1, 2019, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Information.

4.70(18)	English Translation of Amended and Restated Business Development and Resource Sharing Agreement, dated September 25, 2017, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. and Sohu.com Limited.

4.70A(23)	English Translation of Supplemental Agreement to Amended and Restated Business Development and Resource Sharing Agreement, dated September 20, 2018, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. and Sohu.com Limited.

4.70B(23)	English Translation of Second Supplemental Agreement to Amended and Restated Business Development and Resource Sharing Agreement, dated October 24, 2019, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. and Sohu.com Limited.

4.70C(26)	English Translation of Third Supplemental Agreement to Amended and Restated Business Development and Resource Sharing Agreement, dated February 14, 2021, between Shenzhen Tencent Computer Systems Co., Ltd. and Sogou Inc., Sogou Technology, Sogou Network, Sogou Information, Shenzhen Shi Ji Guang Su Information Technology Co., Ltd. and Sohu.com Limited.

4.71(23)	English Translation of SOHU.COM Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Era Information Technology Co., Ltd. and Beijing Sogou Network Technology Co., Ltd.

4.72(23)	English Translation of SOHU.COM Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Beijing Sogou Information Services Co., Ltd.

4.73(23)	English Translation of SOHU.COM Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Beijing Sogou Technology Development Co., Ltd.

4.74(19)	Seventh Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of Sogou Inc.

4.75(19)	Sogou Inc. 2017 Share Incentive Plan, as amended and restated.

4.76(22)	Employment Agreement effective as of May 1, 2018 between Sohu.com Limited and Joanna Lv.

4.77(20)	English translation of Credit Facility Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Media Information Technology Co., Ltd.

4.78(20)	English translation of Asset Pledge Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Era Information Technology Co., Ltd.

4.79(20)	English translation of Asset Pledge Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Media Information Technology Co., Ltd.

4.80(20)	English translation of Commitment Letter, dated April 11, 2018, issued by the registrant to CMB.

4.81(21)	Sohu.com Limited 2018 Share Incentive Plan.

4.82(23)	Changyou.com Limited 2019 Share Incentive Plan.

4.83(23)	Facility Agreement, dated April 3, 2020, among Sohu.com Limited, Sohu Game, and ICBC Tokyo.

4.84(23)	Equitable Share Mortgage relating to shares in Sohu Game, dated April 3, 2020, between All Honest International Limited and ICBC Tokyo.

4.85(23)	Equitable Share Mortgage relating to shares in Changyou, dated April 3, 2020, between Sohu Game and ICBC Tokyo.

4.86(24)	Share Purchase Agreement, dated as of September 29, 2020, by and among Sohu.com Limited, Sohu.com (Search) Limited, and TitanSupernova Limited.

4.86A(25)	Amendment No. 1 to Share Purchase Agreement, dated as of December 1, 2020, by and among Sohu.com Limited, Sohu.com (Search) Limited, and TitanSupernova Limited.

4.87(24)	Agreement and Plan of Merger, dated as of September 29, 2020, by and among Sogou Inc., THL A21 Limited, TitanSupernova Limited, and Tencent Mobility Limited.

4.87A(25)	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 1, 2020, by and among Sogou Inc., THL A21 Limited, TitanSupernova Limited, and Tencent Mobility Limited.

4.88(26)	English Translation of Offshore Credit Agreement, dated December 4, 2020, between Changyou.com HK Limited and China Merchants Bank Co., Ltd.

4.89(26)	English Translation of Pledge Agreement, dated December 28, 2020, among Beijing AmazGame Age Internet Technology Co., Ltd. and Beijing Branch of China Merchants Bank Co., Ltd.

4.90(26)	English Translation of Pledge Agreement, dated January 15, 2021, among Beijing AmazGame Age Internet Technology Co., Ltd. and Beijing Branch of China Merchants Bank Co., Ltd.

4.91(26)	English Translation of Maximum Mortgage Agreement, December 10, 2020, among Beijing Sohu New Momentum Information Technology Co., Ltd. and Beijing Branch of China Merchants Bank Co., Ltd.

4.92(26)	English Translation of Maximum Mortgage Agreement, December 10, 2020, among Beijing Sohu New Media Information Technology Co., Ltd. and Beijing Branch of China Merchants Bank Co., Ltd.

4.93(26)	English Translation of Letter of Comfort, dated December 9, 2020, issued by Changyou.com Limited to Beijing Branch of China Merchants Bank Co., Ltd.

4.94(26)	English Translation of Statement of Undertaking, dated December 10, 2020, issued by Sohu.com Ltd to Beijing Branch of China Merchants Bank Co., Ltd.

4.95(26)	Employment Agreement effective as of January 1, 2021 between Changyou.com Limited and Dewen Chen.

4.96(26)	Employment Agreement effective as of January 1, 2021 between Sohu.com Limited and Charles Zhang.

8.1(26)	Principal Subsidiaries and VIEs of the Registrant.

11.1(22)	Code of Ethics and Conduct for Directors, Officers and Employees.

12.1(26)	Rule 13a-14(a)/15d-14(a) Certification of Dr. Charles Zhang.

12.2(26)	Rule 13a-14(a)/15d-14(a) Certification of Joanna Lv.

13.1(26)	Section 1350 Certification of Dr. Charles Zhang.

13.2(26)	Section 1350 Certification of Joanna Lv.

15.1(26)	Consent of Independent Registered Public Accounting Firm.

15.2(26)	Consent of Haiwen & Partners, PRC Counsel.

101.INS(26)	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH(26)	Inline XBRL Taxonomy Extension Schema Document

101.CAL(26)	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEI(26)	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(26)	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE(26)	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104(26)	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018.

(2)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 15, 2002.
(3)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 8, 2007.
(4)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2010.
(5)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2010.
(6)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 8, 2010.
(7)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on December 1, 2011.
(8)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2013.
(9)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2014.
(10)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 2, 2015.
(11)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on August 7, 2015.
(12)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015.
(13)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2016.
(14)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on October 24, 2016.
(15)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 27, 2017.
(16)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on May 19, 2017.
(17)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on September 7, 2017.
(18)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 3, 2017.
(19)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2018.
(20)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on April 16, 2018.
(21)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form S-8 POS filed on June 1, 2018.
(22)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 28, 2019.
(23)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on April 21, 2020.
(24)	Incorporated herein by reference to Sohu.com Limited’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on September 29, 2020.
(25)
Incorporated herein by reference to Amendment No. 1 to Schedule
13E-3
filed by Sogou Inc., Tencent Holdings Limited, THL A21 Limited, TitanSupernova Limited, Tencent Mobility Limited, Sohu.com Limited and Sohu.com (Search) Limited on December 1, 2020.

(26)	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOHU.COM LIMITED

By	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

By	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer
Date: March 18, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Sohu.com Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Sohu.com Limited and its subsidiaries
(the “Company”) as of December 31, 2020 and 2019,
and the related consolidated statements of comprehensive income/(loss), of cash flows and of changes in equity for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Changes in Accounting Principles
As discussed in Notes 2, 11 and 10 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020; the manner in which it accounts for leases in 2019; and the manner in which it accounts for financial instruments in 2018, respectively.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Goodwill Impairment Assessment – Brand Advertising Reporting Unit
As described in Notes 2 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was $48.4 million as of December 31, 2020, and the goodwill balance associated with the brand advertising reporting unit was $38.2 million. Management conducts an impairment test as of October 1 of each year, or more frequently if events or circumstances indicate an impairment may exist. The impairment test for goodwill determines the fair value of the reporting unit and compares it to the reporting unit’s carrying value. Fair value is estimated by management using the income approach and the market approach. Under the income approach, the fair value of the brand advertising reporting unit was based on the present value of the estimated future cash flows that the reporting unit is expected to generate over its remaining life. Cash flow projections were based on management’s estimates of revenue growth rates, profitability, and the discount rate. The market approach considered earnings multipliers based on market data of other comparable companies engaged in similar business. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Based on the operating results of the brand advertising business as of October 1, 2020, management determined that the estimated fair value of the reporting unit exceeded its carrying value and therefore, no impairment was recorded.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the brand advertising reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, profitability, the discount rate, and comparable companies’ earnings multipliers; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the development of the significant assumptions related to the valuation of the Company’s reporting units. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate of the brand advertising reporting unit; (ii) evaluating the appropriateness of management’s income and market approaches; (iii) testing the completeness, accuracy and relevance of underlying data used in the models; and (iv) evaluating the reasonableness of significant assumptions used by management related to the revenue growth rates, profitability, the discount rate, and comparable companies’ earnings multipliers. Evaluating management’s assumptions related to the revenue growth rates, profitability, the discount rate and comparable companies’ earnings multipliers involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s models and certain significant assumptions, including the discount rate and comparable companies’ earnings multipliers.
Allowance for Credit Losses of the Financing Receivables Classified as Assets Held for Sale
As described in Note 2 to the consolidated financial statements, in 2020, Sohu entered into a Share Purchase Agreement with TitanSupernova Limited (“Buyer”) under which Sohu agreed to sell all of its shares and voting rights in Sogou Inc. (“Sogou”) to the Buyer. Management has reflected the results of Sogou segment as discontinued operations and classified the assets and liabilities of Sogou segment as assets and liabilities held for sale in the consolidated financial statements for all periods presented. As of December 31, 2020, the assets held for sale included the financing receivables of $41.9 million, which are subject to credit losses. The Company adopted the new accounting standard on credit losses on January 1, 2020 using the modified retrospective approach and recorded a $2.5 million increase to the allowance for credit losses of the Financing Receivables based on the current portfolios of such receivables and forecasts of future macroeconomic conditions. As of December 31, 2020, allowance for credit losses related to financing receivables classified as assets held for sale was $6.4 million. The allowance for credit losses represents management’s estimate of the lifetime expected credit losses inherent in the finance receivables as of the balance sheet date. For financing receivables that share similar risk characteristics, mainly based on delinquency levels, the estimate of the lifetime expected credit losses is made on a collective assessment basis using measurement models and management judgment. The significant assumptions used in the process of estimating the allowance for credit losses include portfolio composition, loan delinquencies, loss severity and recoveries, and application of macroeconomic forecasts.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses of the financing receivables classified as assets held for sale is a critical audit matter are (i) the significant judgments by management in the determination of the expected loss rates for the financing receivables classified as assets held for sale; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s determination of allowance for credit losses of financing receivables classified as assets held for sale, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of allowance for credit losses of the financing receivables classified as assets held for sale. These procedures also included, among others, (i) testing management’s process for estimating the allowance for credit losses; (ii) evaluating the appropriateness of the models and methodology used; (iii) testing the completeness, accuracy and relevance of underlying data used in the models, including historical data and current data in estimating the expected loss rates at the date of the consolidated financial statements, and (iv) evaluating the reasonableness of significant assumptions used by management related to portfolio composition, loan delinquencies, loss severity and recoveries, and application of macroeconomic forecasts. Evaluating management’s assumptions related to the expected loss rates involved evaluating whether the significant assumptions used by management were reasonable considering (i) the historical default rates with the appropriateness of historical period selection, historical credit loss experience and current status of the loans, lifetime recovery information and other relevant data; and (ii) application of macroeconomic forecasts with the consideration of changes in future economics and market environment. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions related to the expected credit loss rates.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 18, 2021
We have served as the Company’s auditor since 1999.

SOHU.COM LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$162,662	$217,057
Restricted cash	3,290	330,791
Short-term investments	321,483	100,745
Accounts receivable, net (including $2,006 and $2,096, respectively, due from a related party as of December 31, 2019 and 2020)	126,081	87,521
Prepaid and other current assets (including $33,329 and $34,123, respectively, due from a related party as of December 31, 2019 and 2020)	97,531	106,590
Assets held for sale (current)	1,304,621	1,412,168

Total current assets	2,015,668	2,254,872

Fixed assets, net	337,682	337,674
Goodwill	47,390	48,434
Long-term investments, net	30,987	31,634
Intangible assets, net	9,922	4,842
Restricted time deposits	240	101,519
Prepaid non-current assets	1,882	1,006
Other assets	30,413	42,140
Assets held for sale (non-current)	217,680	0

Total assets	$2,691,864	$2,822,121

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $8,595 and $11,145, respectively, as of December 31, 2019 and 2020)	$121,318	$107,611
Accrued liabilities (including accrued liabilities of consolidated VIEs without recourse to the Company of $50,913 and $46,888, respectively, as of December 31, 2019 and 2020)	157,861	157,513
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $38,754 and $43,076, respectively, as of December 31, 2019 and 2020)	50,321	52,055
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $6,420 and $7,698, respectively, as of December 31, 2019 and 2020)	86,666	100,826
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $3,666 and $4,422, respectively, as of December 31, 2019 and 2020)	25,997	28,006
Short-term bank loans (including short-term bank loans of consolidated VIEs without recourse to the Company of nil as of both December 31, 2019 and 2020)	114,528	315,550

Other short-term liabilities (including other short-term liabilities of consolidated VIEs without recourse to the Company of $21,598 and $25,028, respectively, as of December 31, 2019 and 2020, and due to a related party of $33,536 and $34,123, respectively, as of December 31, 2019 and 2020.)	91,065	106,171
Liabilities held for sale (current) (including liabilities held for sale (current) of consolidated VIEs without recourse to the Company of $138,303 and $187,712, respectively, as of December 31, 2019 and 2020)	453,111	416,998

Total current liabilities	1,100,867	1,284,730

Long-term accounts payable (including long-term accounts payable of consolidated VIEs without recourse to the Company of nil as of both December 31, 2019 and 2020)	767	3,202
Long-term bank loans (including long-term bank loans of consolidated VIEs without recourse to the Company of nil as of both December 31, 2019 and 2020)	0	92,000
Long-term tax liabilities (including long-term tax liabilities of consolidated VIEs without recourse to the Company of $13,220 and $14,134, respectively, as of December 31, 2019 and 2020)	181,640	188,760
Deferred tax liabilities (including deferred tax liabilities of consolidated VIEs without recourse to the Company of $1,998 and $2,014, respectively, as of December 31, 2019 and 2020)	95,904	217,593
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of nil and $286, respectively, as of December 31, 2019 and 2020)	83	3,855
Liabilities held for sale (non-current) (including liabilities held for sale (non-current) of consolidated VIEs without recourse to the Company of $1,130 and nil, respectively, as of December 31, 2019 and 2020)	5,686	0

Total long-term liabilities	284,080	505,410

Total liabilities	$1,384,947	$1,790,140

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Sohu.com Limited shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 39,269 shares and 39,306 shares, respectively, issued and outstanding as of December 31, 2019 and 2020)	$39	$39
Additional paid-in capital	948,201	952,733
Accumulated other comprehensive income	24,351	29,189
Accumulated deficit	(544,137)	(634,592)

Total Sohu.com Limited shareholders’ equity	428,454	347,369
Noncontrolling interest	878,463	684,612

Total shareholders’ equity	1,306,917	1,031,981

Total liabilities and shareholders’ equity	$2,691,864	$2,822,121

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands, except per share data)

	Year Ended December 31,
	2018	2019	2020
Revenues:
Brand advertising (including revenues generated from a related party of $224, $174 and $227, respectively, for 2018, 2019 and 2020)	$232,339	$175,056	$146,526
Online games	389,788	440,902	536,684
Others (including revenues generated from a related party of $2,187, $3,796 and $3,752, respectively, for 2018, 2019 and 2020)	68,048	57,845	66,680

Total revenues	690,175	673,803	749,890

Cost of revenues:
Brand advertising	184,473	126,406	105,604
Online games	60,981	88,992	91,526
Others (including cost generated from a related party of $237, $57 and nil respectively, for 2018, 2019 and 2020)	43,562	28,249	20,307

Total cost of revenues	289,016	243,647	217,437

Gross profit	401,159	430,156	532,453

Operating expenses:
Product development	246,155	234,852	241,941
Sales and marketing	236,898	204,665	159,787
General and administrative	70,129	54,591	57,354
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	16,369	7,245	0

Total operating expenses	569,551	501,353	459,082

Operating profit/(loss)	(168,392)	(71,197)	73,371

Other income, net	30,701	7,963	25,993
Interest income (including interest income generated from a related party of $1,051, $1,015 and $810, respectively, for 2018, 2019 and 2020)	16,036	6,103	7,369
Interest expense (including interest expense generated from a related party of $519, $818, and $588, respectively, for 2018, 2019 and 2020)	(17,538)	(14,370)	(6,234)
Exchange difference	3,301	1,430	(3,800)

Income/(loss) before income tax expense /(benefit)	(135,892)	(70,071)	96,699
Income tax expense /(benefit)	(14,586)	28,428	133,226
Net loss from continuing operations	(121,306)	(98,499)	(36,527)
Net income/(loss) from discontinued operations, net of tax	53,947	55,108	(91,793)

Net loss	(67,359)	(43,391)	(128,320)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders	41,732	58,223	18,448
Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	50,991	47,722	(60,656)
Net loss from continuing operations attributable to Sohu.com Limited	(163,038)	(156,722)	(54,975)
Net income/(loss) from discontinued operations attributable to Sohu.com Limited	2,956	7,386	(31,137)

Net loss attributable to Sohu.com Limited	$(160,082)	$(149,336)	$(86,112)

Net loss	$(67,359)	$(43,391)	$(128,320)
Foreign currency translation adjustments	(37,339)	(13,069)	11,972

Other comprehensive income/(loss)	(37,339)	(13,069)	11,972

Comprehensive loss	(104,698)	(56,460)	(116,348)
Less: Comprehensive income/(loss) attributable to noncontrolling interest shareholders	61,376	93,244	(35,074)

Comprehensive loss attributable to Sohu.com Limited	(166,074)	(149,704)	(81,274)

Basic net (loss)/income per share attributable to Sohu.com Limited
Continuing operations	$(4.18)	$(3.99)	$(1.39)
Discontinued operations	0.07	0.19	(0.79)

Net loss per share	(4.11)	(3.80)	(2.18)

Shares used in computing basic net (loss)/income per share attributable to Sohu.com Limited	38,959	39,249	39,452

Diluted net (loss)/income per share attributable to Sohu.com Limited
Continuing operations	$(4.20)	$(4.01)	$(1.40)
Discontinued operations	0.07	0.18	(0.79)

Net loss per share	(4.13)	(3.83)	(2.19)

Shares used in computing diluted net (loss)/income per share attributable to Sohu.com Limited	38,959	39,249	39,452

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net loss	$(67,359)	$(43,391)	$(128,320)
Net income/(loss) from discontinued operations, net of tax	53,947	55,108	(91,793)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of intangible assets and purchased video content in prepaid expense	58,064	38,842	14,386
Depreciation	32,109	28,225	25,466
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	16,369	7,245	0
Share-based compensation expense	(12,108)	2,350	14,480
Impairment of long-term investment	0	23,154	384
Impairment of other intangible assets and other assets	10,797	5,903	4,156
Research and development expense allocation	(671)	0	0
Investment loss/(gain) from equity investments	3,968	(2,960)	465
Allowance for credit losses	5,449	4,725	4,884
Gain from sale of equity investments	(134)	0	0
Change in fair value of financial instruments	11,201	(1,185)	1,784
Others	152	(786)	(390)
Changes in assets and liabilities:
Accounts receivable	10,998	(13,152)	39,979
Prepaid and other assets	5,758	5,574	(10,276)
Accounts payable	(1,628)	(160)	(3,358)
Receipts in advance and deferred revenue	(524)	(3,689)	(96)
Tax liabilities	(79,238)	(2,253)	8,683
Deferred tax	43,194	11,202	102,626
Accrued liabilities and other short-term liabilities	(34,593)	(22,803)	(3,252)

Net cash provided by/(used in) continuing operating activities	(52,143)	(18,267)	163,394

Net cash provided by/(used in) discontinued operating activities	136,168	228,857	(68,187)

Net cash provided by operating activities	84,025	210,590	95,207
Cash flows from investing activities:
Purchase of fixed assets	(25,217)	(15,081)	(6,339)
Purchase of intangible and other assets	(96,317)	(50,583)	(27,441)
Purchase of long-term investments	(727)	(12,290)	(114)
Return of funds from a third party	5,264	0	0
Proceeds from financial instruments	1,783,772	883,991	1,423,600
Purchase of financial instruments	(1,499,491)	(1,022,049)	(1,206,777)
Proceeds received from sale of equity investment	12,073	0	0
Other cash proceeds related to investing activities	789	1,198	1,464

Net cash provided by/(used in) continuing investing activities	180,146	(214,814)	184,393

Net cash provided by/(used in) discontinued investing activities	(639,390)	(228,406)	235,374

Net cash provided by/(used in) investing activities	(459,244)	(443,220)	419,767
Cash flows from financing activities:
Proceeds from long-term bank loans	251,738	0	92,000
Proceeds from short-term bank loans	74,056	58,035	315,550
Exercise of share-based awards in subsidiaries	11	7	0
Repayments of loans from banks	(67,011)	(371,973)	(113,952)
Acquisition of noncontrolling interests in Changyou Merger	0	0	(191,803)
Distribution of Changyou dividend to noncontrolling interest shareholders	(162,461)	(165,817)	0

Net cash provided by/(used in) continuing financing activities	96,333	(479,748)	101,795

Net cash provided by/(used in) discontinued financing activities	1	(33,415)	(8,209)

Net cash provided by/(used in) financing activities	96,334	(513,163)	93,586
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted time deposits	(19,544)	(10,047)	36,984

Net increase/(decrease) in cash, cash equivalents, restricted cash, and restricted time deposits	(298,429)	(755,840)	645,544
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of year	1,368,295	1,069,866	314,026

Cash, cash equivalents, restricted cash and restricted time deposits at end of year	$1,069,866	$314,026	$959,570

Less: Cash, cash equivalents, restricted cash and restricted time deposits of discontinued operations, end of year	187,867	147,834	310,203

Cash, cash equivalents, restricted cash and restricted time deposits of continuing operations, end of year	881,999	166,192	649,367

Supplemental cash flow disclosures from continuing operations:
Cash paid for income taxes	(38,737)	(27,781)	(35,705)
Cash paid for interest expense	(12,563)	(12,947)	(3,778)
Barter transactions	6,587	4,357	4,039
Supplemental schedule of non-cash investing activity from continuing operations:
Changes in payables and other liabilities related to fixed assets and intangible assets additions	(31,406)	(24,568)	(20,964)
The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2018
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest
Beginning balance	$1,817,237	45	1,098,455	(143,858)	38,212	(242,220)	1,066,603
Impact of adoption of new accounting standards*	0	0	0	0	(7,501)	7,501	0
Share-based compensation expense	2,095	0	(5,559)	0	0	0	7,654
Settlement/Adjustment of share-based awards in subsidiary	1,811	0	9,839	0	0	0	(8,028)
Distribution of Changyou dividend to noncontrolling interest shareholders	(162,461)	0	0	0	0	0	(162,461)
Disposal of a majority-owned subsidiary	(2,113)	0	0	0	0	0	(2,113)
Liquidation of Sohu.com Inc.	0	(6)	(143,852)	143,858	0	0	0
Net income/(loss) attributable to Sohu.com Limited and noncontrolling interest shareholders	(67,359)	0	0	0	0	(160,082)	92,723
Accumulated other comprehensive loss	(37,339)	0	0	0	(5,992)	0	(31,347)
Others	1,080	0	0	0	0	0	1,080

Ending balance	$1,552,951	39	958,883	0	24,719	(394,801)	964,111

*	For details see Note 10 - Fair Value Measurements - Financial Instruments Measured at Fair Value - Equity Investments.
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

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2020
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest
Beginning balance	$1,306,917	39	948,201	0	24,351	(544,137)	878,463
Share-based compensation expense	18,115	0	1,935	0	0	0	16,180
Settlement/Adjustment of share-based awards in subsidiary	1,862	0	2,476	0	0	0	(614)
Modification of share-based awards in Changyou	(10,506)	0	0	0	0	0	(10,506)
Net loss attributable to Sohu.com Limited and noncontrolling interest shareholders	(128,320)	0	0	0	0	(86,112)	(42,208)
Repurchase of Sogou Class A Ordinary Shares from noncontrolling shareholders	(8,301)	0	(2,847)	0	0	0	(5,454)
Acquisition of a partially-held subsidiary	642	0	31	0	0	0	611
Impact of adoption of new accounting standards*	(6,656)	0	0	0	0	(4,343)	(2,313)
Acquisition of noncontrolling interests in Changyou Merger	(191,803)	0	2,937	0	(38,059)	0	(156,681)
Accumulated other comprehensive loss	50,031	0	0	0	42,897	0	7,134

Ending balance	$1,031,981	39	952,733	0	29,189	(634,592)	684,612

*	For details see Note 2 – Summary of Significant Accounting Policies – Accounts Receivable, Net – Allowance of credit losses.
The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	THE COMPANY AND NATURE OF OPERATIONS
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
The Sohu Group is a leading Chinese online media, game and search service group providing comprehensive online products and services on PCs and mobile devices in China. The Sohu Group, which consists of “Sohu,” which when referred to in this report, unless the context requires otherwise, excludes the businesses and the corresponding subsidiaries and VIEs of Changyou.com Limited (“Changyou”) and Sogou Inc. (“Sogou”), Changyou and Sogou. Changyou and Sogou are the indirect controlled subsidiaries of the Company. Sohu is a leading Chinese language online media content and services provider; Changyou is a leading online game developer and operator in China that engages primarily in the development, operation and licensing of online games for PCs and mobile devices; and Sogou is an innovator in search and a leader in China’s Internet industry. Most of the Sohu Group’s operations are conducted through the Group’s China-based subsidiaries and VIEs.
Changyou completed its IPO on NASDAQ in April 2009, trading under the symbol “CYOU.” On April 17, 2020, Sohu acquired all outstanding shares of Changyou that it did not already beneficially own pursuant to the merger (the “Changyou Merger”) of an indirect newly-formed wholly-owned subsidiary (“Changyou Merger Co.”) with and into Changyou, with Changyou being the company surviving the Changyou Merger, and resulting in Changyou being delisted from NASDAQ and continuing as a privately-held company wholly-owned directly and indirectly by Sohu.
Because prior to the completion of Changyou Merger, Sohu.com Limited, or its predecessor Sohu.com Inc., was the controlling shareholder of Changyou, Sohu.com Limited consolidated Changyou in its consolidated financial statements, and recognized noncontrolling interests reflecting economic interests in Changyou held by Changyou’s former shareholders or beneficial owners other than Sohu.com Limited. As a result of the completion of Sohu’s acquisition of the noncontrolling interests in Changyou on April 17, 2020, Sohu.com Limited holds 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou and consolidates Changyou in its consolidated financial statements with no noncontrolling interests being recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries.
Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017 trading under the symbol “SOGO.” On September 29, 2020, Sogou entered into a definitive agreement and plan of merger (as amended on December 1, 2020, the “Sogou Merger Agreement”) with THL A21 Limited (“THL”), TitanSupernova Limited (“Tencent Merger Sub”), and Tencent Mobility Limited (“TML”), each of which is a direct or indirect wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), which contemplates that Tencent Merger Sub will be merged with and into Sogou in an all-cash
going-private transaction (the “Sogou Merger”). Also on September 29, 2020, Sohu and its indirect wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”) entered into a share purchase agreement with Tencent Merger Sub (as amended on December 1, 2020, the “Tencent/Sohu Sogou Share Purchase Agreement”), pursuant to which Sohu agreed to sell all of the Sogou Class A Ordinary Shares and Sogou Class B Ordinary Shares owned by Sohu to Tencent, shortly before the effectiveness of the Sogou Merger (the “Tencent/Sohu Sogou Share Purchase”). If the Tencent/Sohu Sogou Share Purchase and the Sogou Merger are completed, Sohu will no longer have any beneficial ownership interest in Sogou, and Sogou will become an indirect wholly-owned subsidiary of Tencent and will no longer be listed on the NYSE.
As Sohu.com Limited, or its predecessor Sohu.com Inc., is the controlling shareholder of Sogou, Sohu.com Limited consolidates Sogou in its consolidated financial statements as discontinued operations, and recognizes noncontrolling interests reflecting economic interests in Sogou held by shareholders or beneficial owners other than Sohu.com Limited (the “Sogou noncontrolling shareholders”).

The consolidated financial statements of Sohu.com Limited represent the continuation of the financial statements of Sohu.com Inc., reflecting the assets and liabilities, accumulated deficit and other equity balances of Sohu.com Inc. immediately before Sohu.com Inc.’s dissolution on May 31, 2018.
Through the operation of Sohu and Changyou, the Sohu Group generates brand advertising revenues, online game revenues, and other revenues. Brand advertising and online games are the Sohu Group’s core businesses. The Sohu Group also generates search and search-related advertising revenues through the discontinued operations of Sogou.
The principal subsidiaries and VIEs through which the Group conducts its business operations as of December 31, 2020 are described below:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation/ Acquisition	Effective Interest held
Subsidiaries:
For Sohu:
Sohu.com (Hong Kong) Limited (“Sohu HK”)	Incorporated on April 19, 2000	Hong Kong	100%
Beijing Sohu New Era Information Technology Co., Ltd. (“Sohu Era”)	Incorporated on July 25, 2003	People’s Republic of China	100%
Sohu.com (Search) Limited (“Sohu Search”)	Incorporated on October 28, 2005	Cayman Islands	100%
Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”)	Incorporated on June 19, 2006	People’s Republic of China	100%
Sohu.com (Game) Limited (“Sohu Game”)	Incorporated on February 11, 2008	Cayman Islands	100%
Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”)	Incorporated on May 31, 2010	People’s Republic of China	100%
Fox Video Limited (“Sohu Video”)	Incorporated on July 26, 2011	Cayman Islands	100%
Fox Information Technology (Tianjin) Limited (“Video Tianjin”)	Incorporated on November 17, 2011	People’s Republic of China	100%
Sohu Focus Limited (“Sohu Focus”)	Incorporated on July 11, 2013	Cayman Islands	100%
For Changyou:
Changyou.com Limited (“Changyou”)	Incorporated on August 6, 2007	Cayman Islands	100%
Changyou.com (HK) Limited (“Changyou HK”)	Incorporated on August 13, 2007	Hong Kong	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Incorporated on September 26, 2007	People’s Republic of China	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Incorporated on October 29, 2009	People’s Republic of China	100%
Changyou.com Korea LLC (“Changyou Korea”)	Incorporated on January 7, 2010	Korea	100%
Beijing Changyou Chuangxiang Software Technology Co., Ltd. (“Changyou Chuangxiang”)	Incorporated on November 8, 2016	People’s Republic of China	100%
For Sogou:
Sogou Inc. (“Sogou”)	Incorporated on December 23, 2005	Cayman Islands	34%
Sogou (BVI) Limited (“Sogou BVI”)	Incorporated on December 23, 2005	British Virgin Islands	34%
Beijing Sogou Technology Development Co., Ltd. (“Sogou Technology”)	Incorporated on February 8, 2006	People’s Republic of China	34%
Sogou Hong Kong Limited (“Sogou HK”)	Incorporated on December 12, 2007	Hong Kong	34%
Vast Creation Advertising Media Services Limited (“Vast Creation”)	Acquired on November 30, 2011	Hong Kong	34%
Beijing Sogou Network Technology Co., Ltd (“Sogou Network”)	Incorporated on March 29, 2012	People’s Republic of China	34%

Sogou (Shantou) Internet Microcredit Co., Ltd. (“Sogou Microcredit”)	Incorporated on November 22, 2017	People’s Republic of China	34%
Sogou (Hangzhou) Intelligent Technology Co., Ltd. (“Sogou Hangzhou”)	Incorporated on April 28, 2018	People’s Republic of China	34%
Shantou Ying Zhong Bai Fu Financing Guarantee Co., Ltd. (“Sogou Financing Guarantee”)	Incorporated on July 24, 2019	People’s Republic of China	34%
VIEs:
For Sohu:
Beijing Century High-Tech Investment Co., Ltd. (“High Century”)	Incorporated on December 28, 2001	People’s Republic of China	100%
Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”)	Incorporated on February 7, 2002	People’s Republic of China	100%
Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”)	Incorporated on July 31, 2003	People’s Republic of China	100%
Beijing Sohu Donglin Advertising Co., Ltd. (“Donglin”)	Incorporated on May 17, 2010	People’s Republic of China	100%
Tianjin Jinhu Culture Development Co., Ltd (“Tianjin Jinhu”)	Incorporated on November 24, 2011	People’s Republic of China	100%
Beijing Focus Interactive Information Service Co., Ltd. (“Focus Interactive”)	Incorporated on July 15, 2014	People’s Republic of China	100%
For Changyou:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Incorporated on August 23, 2007	People’s Republic of China	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Acquired on May 28, 2010	People’s Republic of China	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Incorporated on August 5, 2010	People’s Republic of China	100%
For Sogou:
Beijing Sogou Information Service Co., Ltd.(“Sogou Information”)	Incorporated on December 28, 2005	People’s Republic of China	34%
Chengdu Easypay Technology Co., Ltd. (“Chengdu Easypay”)	Incorporated on January 19, 2015	People’s Republic of China	34%
Sohu’s Business
Brand Advertising Busines
s
Sohu’s main business is the brand advertising business, which offers to users, over Sohu’s matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices such as mobile phones, tablets and PCs. The majority of Sohu’s products and services are provided in China through Sohu Media Portal, Sohu Video and Focus.

•
Sohu Media Portal.
Sohu Media Portal is a leading online news and information provider in China. It provides users with access to comprehensive content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs;

•	Sohu Video. Sohu Video is an online video content and service provider in China through the mobile phone application Sohu Video APP, tv.sohu.com and the PC video application ifox for PCs; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in China.
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
PC Games
PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end
game access software be installed on the computers used. Changyou’s dominant game is Tian Long Ba Bu (“TLBB”), a PC based client-end
game. For the year ended December 31, 2020, revenues from TLBB were $309.7 million, accounting for approximately 58% of Changyou’s online game revenues, approximately 56% of Changyou’s total revenues and approximately 41% of the Sohu Group’s total revenues.
Mobile Games

Mobile games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a mobile game, Legacy TLBB (“Legacy TLBB Mobile”), which is operated by Tencent under license from Changyou. For the year ended December 31, 2020, revenues from Legacy TLBB Mobile were $88.3 million, accounting for approximately 16% of Changyou’s online game revenues, approximately 16% of Changyou’s total revenues, and approximately 12% of the Sohu Group’s total revenues.
Platform Channel Business
Changyou’s platform channel business consists primarily of the operation of the 17173.com Website. Prior to RaidCall’s ceasing operations in March 2019 and the sale of MoboTap Inc. (“MoboTap”) in March 2018, Changyou’s platform channel business also included RaidCall and MoboTap.
17173.com Website
The 17173.com Website provides news, electronic forums, online videos, and other online game information services to game players, as well as mobile game distribution services. Changyou generates online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website and online game revenues from mobile game distribution services.
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

Changyou’s Share Structure
As a result of the completion of the Changyou Merger on April 17, 2020, Sohu held, and continues to hold, 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou. Sohu consolidates Changyou in its consolidated financial statements and, prior to the completion of the Changyou Merger on April 17, 2020, also provided for noncontrolling interests reflecting ordinary shares in Changyou held by shareholders other than the Company (“Changyou noncontrolling shareholders”).
Sogou’s Business (Discontinued)
On September 29, 2020, Sohu, Sohu Search, and Tencent Merger Sub entered into the Tencent/Sohu Sogou Share Purchase Agreement. Upon the signing of the Tencent/Sohu Sogou Share Purchase Agreement, Sogou met the criteria for discontinued operations. Accordingly, the results of operations for Sogou’s search and search-related business and other business have been excluded from Sohu’s results from continuing operations. Revenues that were generated by Sogou’s search and search-related business and other business are reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income.
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
As of December 31, 2020, Sogou had a combined total of 387,590,916 Sogou Class A Ordinary Shares and Sogou Class B Ordinary Shares issued and outstanding, consisting of:

(i)
Sohu: 127,200,000 Sogou Class B Ordinary Shares held by Sohu for its own account, and 3,717,250 Sogou Class A Ordinary Shares held by Sohu for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards;

(ii)	Tencent: 151,557,875 Sogou Class B Ordinary Shares;

(iii)	Photon: 24,686,863 Sogou Class A Ordinary Shares; and

(iv)	Shareholders other than Sohu, Tencent, and Photon: 80,428,928 Sogou Class A Ordinary Shares, including Sogou Class A Ordinary Shares represented by Sogou ADSs.
The total number of Sogou outstanding shares listed above include 1,899,000 Sogou Class A Ordinary Shares that are outstanding for legal purposes, but have been determined to be Sogou treasury stock for accounting purposes.
Voting Agreement between Sohu, Tencent and Sogou
Pursuant to the Voting Agreement, Sohu and Tencent agreed that, subject to certain exceptions, (1) within three years following the completion of Sogou’s IPO, Sohu will vote all Sogou Class B Ordinary Shares and any Sogou Class A Ordinary Shares held by it and Tencent will vote 45,578,896 of its Sogou Class B Ordinary Shares to elect a Board of Directors consisting of seven directors, four of whom will be appointed by Sohu, two of whom will be appointed by Tencent, and the seventh of whom will be Sogou’s then chief executive officer, and (2)
after three years following the completion of Sogou’s IPO, Sohu will be entitled to choose to change the size and composition of Sogou’s Board of Directors, subject to Tencent’s right to appoint at least one director
. The effect of these provisions is to give Sohu the power to appoint a majority of Sogou’s Board of Directors, and to give Tencent the power to appoint two
directors within three years following the completion of Sogou’s IPO and at least one
director after three years after the completion of Sogou’s IPO. The Voting Agreement also provides that, subject to certain conditions, for so long as Sohu and Tencent together hold more than
50
% of the total voting power of the Sogou Class A Ordinary Shares and the Sogou Class B Ordinary Shares, Sohu or Tencent may remove and replace any director appointed by it. These provisions of the Voting Agreement are also reflected in Sogou’s Third Amended and Restated Memorandum of Association (“Sogou’s Amended and Restated Memorandum of Association”) and Seventh Amended and Restated Articles of Association (“Sogou’s Amended and Restated Articles of Association”).
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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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

Basis of Consolidation and Recognition of Noncontrolling Interest
The Sohu Group’s consolidated financial statements include the accounts of the Company and its subsidiaries and consolidated VIEs. All intra-Group transactions are eliminated except for revenues and expenses arising from intra-group transactions that are considered to continue after the disposal of the discontinued operations.
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
Noncontrolling Interest Recognition
Noncontrolling interests are recognized to reflect the portion of the equity of subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholders. Currently, the noncontrolling interests in the Sohu Group’s consolidated financial statements primarily consist of noncontrolling interests for Changyou and Sogou.
Noncontrolling Interest for Changyou
Prior to the completion of the Changyou Merger on April 17, 2020, Sohu consolidated Changyou in its consolidated financial statements, and also recognized noncontrolling interest reflecting the economic interest in Changyou held by Changyou noncontrolling shareholders. Changyou’s net income/(loss) attributable to the Changyou noncontrolling shareholders is recorded as noncontrolling interest in the Sohu Group’s consolidated statements of comprehensive income, based on the noncontrolling shareholders’ share of the economic interest in Changyou. Changyou’s cumulative results of operations attributable to the Changyou noncontrolling shareholders, along with changes in shareholders’ equity, adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet settled and adjustment for changes in the Company’s ownership in Changyou, are recorded as noncontrolling interest in the Sohu Group’s consolidated balance sheets. As a result of the completion of Sohu’s acquisition of the noncontrolling interests in Changyou on April 17, 2020, Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou. Sohu consolidates Changyou in its consolidated financial statements, and no noncontrolling interests are recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
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
As Sogou’s controlling shareholder, the Company consolidates Sogou in its consolidated financial statements as discontinued operations, and recognizes noncontrolling interest reflecting economic interests in Sogou held by Sogou noncontrolling shareholders. Sogou’s net income/(loss) attributable to the Sogou noncontrolling interest shareholders is recorded as net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders in the Company’s consolidated statements of comprehensive income.
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
The following table presents the Group’s revenues disaggregated by products and services:

	Year Ended December 31, 2018 (in thousands)
	Sohu	Changyou	Total
Brand advertising:
Sohu Media Portal	$127,612	0	127,612
Sohu Video	53,886	0	53,886
Focus	31,144	0	31,144
17173.com Website	0	19,697	19,697
Online games:
PC games	0	236,743	236,743
Mobile games	0	151,737	151,737
Other games	0	1,308	1,308
Others	61,974	6,074	68,048

Total	$274,616	415,559	690,175

	Year Ended December 31, 2019 (in thousands)
	Sohu	Changyou	Total
Brand advertising:
Sohu Media Portal	$94,692	0	94,692
Sohu Video	34,529	0	34,529
Focus	32,120	0	32,120
17173.com Website	0	13,715	13,715
Online games:
PC games	0	267,752	267,752
Mobile games	0	172,718	172,718
Other games	0	432	432
Others	57,082	763	57,845

Total	$218,423	455,380	673,803

	Year Ended December 31, 2020 (in thousands)
	Sohu	Changyou	Total
Brand advertising:
Sohu Media Portal	$86,293	0	86,293
Sohu Video	25,312	0	25,312
Focus	23,281	0	23,281
17173.com Website	0	11,640	11,640
Online games:
PC games	0	353,737	353,737
Mobile games	0	182,947	182,947
Other games	0	0	0
Others	66,658	22	66,680
Total	$201,544	548,346	749,890
Brand Advertising Revenues
Brand advertising revenues are generated from brand advertising services. Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates the annual expected revenue volume from each agent with reference to its historical results. Sales rebates will reduce revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax (“VAT”). There have not been any significant changes, and the Group believes that there will not be significant changes, to its estimates of variable consideration.
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
Pricing Model
Through mobile devices and PCs, the Group provides advertisement placements to its advertisers on different Internet platforms and in different formats, which include banners, links, logos, buttons, full screen, pre-roll,
mid-roll,
post-roll video screens, pause video screens, loading page ads, news feed ads, in-feed
video infomercial ads and other formats.

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
Changyou
Other revenues attributable to Changyou are primarily from IVAS.
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
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for credit losses is estimated based upon the Group’s assessment of various factors, including past collection experience and consideration of current and future economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2020 were not material. The allowance for credit losses was $7.0 million and $4.0 million, respectively, as of December 31, 2020 and December 31, 2019.
Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the brand advertising business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $42.6 million for the year ended December 31, 2020.
There was no significant change in the contract assets and contract liability balances during 2020.

Revenue recognized in 2020 from performance obligations related to prior years was not material.
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
Cost of Revenue
s
Cost of Brand Advertising Revenues
Cost of brand advertising revenues mainly consists of content and license costs, salary and benefits expenses, and bandwidth service costs. For self-developed video content, production costs incurred in excess of the amount of revenue contracted for are expensed as incurred.
Cost of Online Game Revenues
Cost of online game revenues mainly consists of revenue-sharing payments, salary and benefits expenses, bandwidth service costs, tax surcharges, depreciation and amortization expenses, content and license costs, and other direct costs.
Cost of Other Revenues
Cost of other revenues mainly consists of revenue-sharing payments related to interactive broadcasting services, content and license costs related to paid subscription services, revenue-sharing payments related to paid subscription services.
Product Development Expenses
Product development expenses mainly consist of salary and benefits expenses, content and license costs, depreciation and amortization expenses, professional fees, share-based compensation, and facilities expenses. These expenses are incurred for the enhancement and maintenance of the Sohu Group’s Internet platforms as well as for its products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.
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
General and Administrative Expenses
General and administrative expenses mainly consist of salary and benefits expenses, professional fees, share-based compensation, bad debts, travel and entertainment expenses, and facilities expenses.

Share-based Compensation Expense
Sohu (excluding Sohu Video), Changyou, Sogou, and Sohu Video have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.
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
After the completion of the Changyou Merger, the board of directors of Sohu (the “Sohu Board”) approved a modification plan for the granted but unvested share options under the Changyou 2014 Share Incentive Plan and the Changyou 2019 Share Incentive Plan (the “Changyou Plans’ Modification”). After the Changyou Plans’ Modification, liability will be accrued over the service period based on a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share exercise price of $0.01 of such options. No subsequent fair value re-measurement will be made given the award is an obligation based on a fixed amount underlying such vested share options.
Sohu (excluding Sohu Video), Changyou, and Sogou Share-based Awards
Sohu (excluding Sohu Video) Share-based Awards
In determining the fair value of share options granted by Sohu (excluding Sohu Video) as share-based awards, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied. In determining the fair value of restricted share units granted, the public market price of the underlying shares on the grant dates was applied.
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
Changyou Share-based Awards
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

After the Changyou Plans’ Modification, a portion of the share options previously granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger were settled by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share
exercise price of $0.01 of such options. None of the remaining share options granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger or that become vested in the future, and none of the share options granted under the Changyou 2019 Share Incentive Plan, will be exercisable, but can only be repurchased by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on the fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.
As of December 31, 2020, 4,210,000 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. Cumulative share-based compensation expense of $15.7 million was accrued based on the fixed price of $5.39 per Changyou Class A ordinary share.
Sogou Share-based Award
s
In determining the fair value of share options granted by Sogou as share-based awards, a binomial valuation model was applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, expected share price volatility rates, and expected dividends. The fair values of the ordinary shares were determined based on the trading price of Sogou ADSs in the public market.
Before Sogou’s adoption of ASU
2018-07
“Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” effective for fiscal years beginning after December 15, 2018, share-based compensation expense for share options granted to non-employees
was measured at fair value at the earlier of the performance commitment date or the date service was completed and recognized over the period during which the service was provided. Sogou applied the guidance in ASC
505-50
to measure share options granted to
non-employees
based on the then-current fair value at each reporting date until the service was provided and the performance targets were met. After Sogou’s adoption of ASU
2018-07,
share-based compensation expense for share options granted to non-employees
is recognized in accordance with the requirements of ASC 718 for employee share-based compensation awards.
Compensation Expense Recognition
For options and restricted share units granted with respect to Sohu (excluding Sohu Video) and Changyou shares, compensation expense is recognized on an accelerated basis upon the requisite service period and certain subjective performance targets being met. For share options granted with respect to Sogou shares, compensation expense is recognized over the estimated period during which the service period requirement and performance target will be met, which is usually within one year, or, after the performance target of Sogou’s completion of an IPO was met upon the completion of Sogou’s IPO on November 13, 2017, on an accelerated basis over the requisite service period, or, for options with only service period requirement, on an accelerated basis over the requisite service period. For Tencent restricted share units that Tencent had granted to employees who transferred to Sogou with the Soso search and search-related businesses, compensation expense is recognized by Sogou on an accelerated basis over the requisite service period, and the fair value of the share-based compensation is re-measured
at each reporting date until the service has been provided. Compensation expense recognized by Sogou is reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and no compensation expense is recorded for the number of awards so estimated.
Sohu Video Share-based Awards
On January 4, 2012, Sohu Video, the holding entity of Sohu’s video division, adopted a 2011 Share Incentive Plan (the “Sohu Video Share Incentive Plan”) which provides for the issuance of up to 25,000,000 ordinary shares of Sohu Video (representing approximately 10% of the outstanding Sohu Video shares on a fully-diluted basis) to management and key employees of the video division and to Sohu management. As of December 31, 2020, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made, of which options for the purchase of 4,972,800 ordinary shares were vested.

For purposes of ASC
718-10-25,
as of December 31, 2020, no
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
PRC Value Added Tax
On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and all of the Sohu Group’s revenues have been subject to VAT since that date. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at rates of 6% or 17% for the period from January 1, 2018 to April 30, 2018, at rates of 6% or 16% for the period from May 1, 2018 to March 31, 2019, and at rates of 6% or 13% after April 1, 2019) and the available input VAT amount (at the rate applicable to the supplier).
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

Certain activities conducted in the PRC resulted in U.S. corporate income taxes being imposed on Sohu.com Inc. when its subsidiaries that were controlled foreign corporations (“CFCs”) generated income that was subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”). Generally, passive income, such as rents, royalties, interest, dividends, and gains from disposal of the company’s investments, is among the types of income subject to taxation under Subpart F. Any income taxable under Subpart F was taxable in the U.S. at the applicable federal corporate income tax rate. Subpart F income also included certain income from intra-Group transactions between Sohu.com Inc.’s
non-U.S.
subsidiaries and VIEs and Changyou’s
non-U.S.
subsidiaries and VIEs or Sogou’s
non-U.S.
subsidiaries and VIEs, or where Sohu.com Inc.’s
non-U.S.
subsidiaries or VIEs made an “investment in U.S. property,” such as holding stock in, or making a loan to, a U.S. corporation. Under a provision of the U.S. tax code commonly referred to as the CFC look-through rule, Sohu.com Inc. did not have to treat dividends received by its CFC subsidiaries as Subpart F income includible in Sohu.com Inc.’s taxable income in the U.S
.
To the extent that portions of Sohu.com Inc.’s U.S. taxable income, such as Subpart F income or global intangible low-taxed
income (“GILTI”), as applicable, had been determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. may have been entitled to claim foreign tax credits to offset its U.S. income tax liabilities. Following the enactment of the U.S. TCJA, if dividends that Sohu.com Inc. received from its subsidiaries after January 1, 2018 were determined to be from sources outside of the U.S., subject to certain limitations, Sohu.com Inc. would generally not have been required to pay U.S. corporate income tax on those dividends. Liabilities for U.S. corporate income tax were accrued in the Company’s consolidated statements of comprehensive income and estimated tax payments were made when required by U.S. law.
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
For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2019 and December 31, 2020. In addition, the Sohu Group accrued $8 million and $6 million, respectively, in interest on the unrecognized tax benefit for the years of 2019 and 2020.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2020, such as any IRS assessments upon audit and management’s further judgment and estimates.
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

Net Income/(Loss) per Share
Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares comprise shares issuable upon the exercise or settlement of share-based awards using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.
Additionally, for purposes of calculating the numerator of diluted net income/(loss) per share, the net income/(loss) attributable to the Sohu Group is calculated as discussed below. The adjustment will not be made if there is an anti-dilutive effect.
Changyou’s net income/(loss) attributable to Sohu
Prior to the completion of the Changyou Merger on April 17, 2020, Changyou’s net income/(loss) attributable to Sohu was determined using the percentage that the weighted average number of Changyou shares held by Sohu represented of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Changyou, which was used for the calculation of basic net income per share. After the completion of the Changyou Merger, Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares, so Changyou’s net income/(loss)
is
wholly attributable to Sohu.
As a result of the Changyou Plans’ Modification, a portion of the share options previously granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger were settled by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share
exercise price of $0.01 of such options. None of the remaining share options granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger or that become vested in the future, and none of the share options granted under the Changyou 2019 Share Incentive Plan, will be exercisable, but can only be repurchased by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on the fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.
In the calculation of Sohu’s diluted net income/(loss) per share, before the Changyou Plans’ Modification, a dilutive effect should be assumed. All of Changyou’s existing unvested restricted share units and share options, and vested restricted share units and share options that have not yet been settled or exercised, are treated as vested and settled by Changyou under the treasury stock method, causing the percentage of the weighted average number of shares held by Sohu in Changyou to decrease. As a result, Changyou’s net income/(loss) attributable to Sohu on a diluted basis decreased accordingly. Assuming an anti-dilutive effect, all of these Changyou restricted share units and share options are excluded from the calculation of Sohu’s diluted net income/(loss) per share. As a result, Changyou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share.
As a result of the Changyou Plans’ Modification, all of Changyou’s previously granted share-based awards have been reclassified as obligation-based awards. Accordingly, all of those Changyou awards are excluded from the calculation of Sohu’s diluted net income/(loss) per share. Changyou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basis net income/(loss) per share. There have been no diluted effects resulting from Changyou’s existing unvested share options.
Sogou’s net income/(loss) attributable to Sohu (Discontinued)
Sogou’s net income/(loss) attributable to Sohu is determined using the percentage that the weighted average number of Sogou shares held by Sohu represents of the weighted average number of Sogou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Sogou, which is used for the calculation of basic net income per share. Sogou’s net income/(loss) attributable to Sohu is reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income.
In the calculation of Sohu’s diluted net income/(loss) per share, assuming a dilutive effect, the percentage of Sohu’s shareholding in Sogou was calculated by treating convertible preferred shares issued by Sogou as having been converted at the beginning of the period and unvested Sogou share options with the performance targets achieved as well as vested but unexercised Sogou share options as having been exercised during the period. The dilutive effect of share-based awards with a performance requirement was not considered before the performance targets were actually met. Assuming an anti-dilutive effect, all of these Sogou shares and share options are excluded from the calculation of Sohu’s diluted income/(loss) per share. As a result, Sogou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share.

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
Level 3 - unobservable inputs which are supported by little or no market activity
.
The Sohu Group’s financial instruments consist primarily of cash equivalents, restricted cash, short-term investments, accounts receivable, prepaid and other current assets, long-term investments, restricted time deposits, accounts payable, accrued liabilities, receipts in advance and deferred revenue, short-term bank loans, other short-term liabilities, long-term bank loans, and long-term accounts payable.
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
Accounts Receivable, Net
The carrying value of accounts receivable is reduced by an allowance that reflects the Sohu Group’s best estimate of the amounts that will not be collected. The Group makes estimations of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing a customer credit analysis, and analyzing historical bad debt records and current and future economic trends.
Accounts receivable are measured at amortized cost and reported on the consolidated balance sheets at the outstanding principals adjusted for any write-offs and any allowance for credit losses.
Allowance for credit losses
Effective on January 1, 2020, the Sohu Group adopted Accounting Standards Update (ASU)
2016-13,
“Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU
2016-13”)
under a modified retrospective transition. This guidance replaces the existing “incurred loss” methodology, and introduces an expected loss approach using macroeconomic forecasts, referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.
The Sohu Group adopted ASU
2016-13
using the modified retrospective transition approach and recognized a cumulative-effect adjustment to the opening balance of accumulated deficit in the consolidated financial statements. Results for reporting periods beginning after January 1, 2020 are presented using the CECL methodology while comparative information continues to be reported in accordance with the incurred loss methodology in effect for prior periods.

The following table shows the overall adjustments recognized for each individual line item (in thousands).

	December 31, 2019	ASU 2016-13 adjustment	January 1, 2020
Allowance for credit losses
Accounts receivable, net	$126,081	$(3,383)	$122,698
Accounts receivable and financing receivables, net classified as assets held for sale (1)	134,635	(3,273)	131,362

Total assets	2,691,864	(6,656)	2,685,208
Shareholders’ equity
Accumulated deficit	(544,137)	(6,656)	(550,793)
Note (1): Of the total adjustment of $3.3 million, $2.5 million was related to financing receivables.
Accounts receivable, net
The allowance for credit losses reflects the Sohu Group’s estimated expected losses. The Sohu Group estimates the allowance for credit losses, mainly based on past collection experience as well as consideration of current and future economic conditions and changes in the Sohu Group’s collection trends. The Sohu Group estimates the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Sohu Group first estimates its recovery period based on relevant historical accounts receivable collection information. Then the Sohu Group estimates the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors.
Accounts receivable are written off when there is no reasonable expectation of recovery. Allowance for credit losses is presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.
Accounts receivable, net, as of December 31, 2019 and 2020 consisted of the following (in thousands):

	As of December 31,
	2019	2020
Accounts receivable, net
Accounts receivable	$130,037	$94,528
Less: Allowance for credit losses	(3,956)	(7,007)

	$126,081	$87,521
The following table presents the aging analysis of accounts receivable as of December 31, 2019 and 2020 (in thousands):

	As of December 31,
	2019	2020
Less than 179 days	$113,173	$78,805
180-359 days	6,516	7,569
360 days and greater	10,348	8,154

Total	130,037	94,528

The movement of allowance for credit losses for the years ended December 31, 2018, 2019 and 2020 was as follows (in thousands):

	For the year ended December 31,
	2018	2019	2020
Balance at the beginning of year	$4,487	$7,574	$3,956
Changes on initial application of ASU 2016-13 (1)	0	0	3,383
Additional allowance for credit losses, net of recoveries	5,449	4,724	2,419
Write-offs	(1,940)	(8,237)	(3,231)
Exchange difference	(422)	(105)	480

Balance at the end of year	7,574	3,956	7,007
Note (1): The Company adopted ASU
2016-13
using the modified retrospective transition approach. The adjustments arising from the new CECL model are recognized in the opening Consolidated Balance Sheet on January 1, 2020.
Accounts Receivable and Financing Receivables, Net classified as assets held for sale
Financing receivables, net, classified as assets held for sale consist primarily of small consumer loans that Sogou makes to individual borrowers. Sogou funds such loans either through its own capital or through a trust which was jointly established by Sogou and a third-party investor, and is administered by a third-party trust company. As the trust only invests in loans facilitated by Sogou, Sogou has power to direct the activities of the trust. Sogou also has the obligation to absorb losses and the right to receive benefits from the trust that could potentially be significant to the trust. As a result, Sogou is considered the primary beneficiary of the trust and the trust is considered a consolidated VIE (the “Consolidated Trust”) under ASC 810.
The financing receivables, net, classified as assets held for sale are recorded at the principal amount and interest accrued, net of allowance for credit losses that reflects Sogou’s best estimate of the amounts that will not be collected. Interest on loans is accrued based on the contractual interest rates of the loans when earned. The loan periods granted by Sogou to the borrowers related to the small consumer loans are generally within one year.
Sogou estimates its credit losses of the financing receivables collectively, using a pool basis within applicable credit risk classification levels of the underlying customers, mainly based on delinquency levels. The significant assumptions used in the process of estimating the allowance for credit losses include portfolio composition, loan delinquencies, loss severity and recoveries, and application of macroeconomic forecasts. The lifetime CECL allowance is measured as the product of the ending balance and two key parameters, the lifetime Probability of Default (“PD”) and Loss Given Default (“LGD”). PD represents the expected probability of payment and time to default of small consumer loans made by Sogou. LGD represents the percentage of the expected balance due at default that is not recoverable. The calibration of PD and LGD starts with the Sogou’s historical information, with PD considering vintage, recent performance, and macroeconomic factors and LGD being assessed based on portfolio delinquencies, loss severity, and future recoveries default. The estimated credit losses are further adjusted to incorporate the impact of macroeconomic conditions. To incorporate the impact based on Sogou’s macroeconomic forecasts, quantitative adjustments are applied to key parameters such as PD and LGD on a collective basis. Macroeconomic factors used in models include variables such as consumer price index and total retail sales of consumer goods.
Financing receivables are written off when there is no reasonable expectation of recovery. Allowance for credit losses is presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.
The accounts receivable and financing receivables, net, classified as assets held for sale as of December 31, 2019 and 2020 consisted of the following (in thousands):

	As of December 31,
	2019	2020
Accounts receivable	$77,210	$35,975
Financing receivables	66,858	41,911
Less: Allowance for credit losses (1)	(12,255)	(6,700)

	$131,813	$71,186
Note (1): The allowance for credit losses related to financing receivables was $6.4 million as of December 31, 2020.

The following table summarizes the
past-due
status of the principle of financing receivables classified as assets held for sale as of December 31, 2019 and 2020 (in thousands):

	1 - 30 Days Past Due	31 - 60 Days Past Due	6 1 - 9 0 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
December 31, 2019
Financing receivables by origination year
2018	$0	$0	$0	$0	$0	$1,744	$1,744
2019	10,606	1,635	1,176	1,709	15,126	49,988	65,114

Total	10,606	1,635	1,176	1,709	15,126	51,732	66,858
December 31, 2020
Financing receivables by origination year
2018	$0	$0	$0	$0	$0	$1,081	$1,081
2019	1	1	2	0	4	182	186
2020	7,037	576	548	501	8,662	31,982	40,644

Total	$7,038	$577	$550	$501	$8,666	$33,245	$41,911
The movement of allowance for credit losses for the years ended December 31, 2018, 2019 and 2020 was as follows (in thousands):

	For the year ended December 31,
	2018	2019	2020
Beginning balance	$384	$7,511	$12,255
Change on initial application of ASU 2016-13 (1)	0	0	3,273
Additional allowance for credit losses, net of recoveries	9,119	15,620	3,049
Write-offs	(1,908)	(11,741)	(12,517)
Exchange difference	(84)	865	640

Balance at the end of year	$7,511	$12,255	$6,700
Note (1): The Group adopted ASU
2016-13
using the modified retrospective transition approach. The adjustments arising from the new CECL model are recognized in the opening consolidated balance sheet on January 1, 2020.
Foreign Exchange Forward Contracts
Foreign exchange forward contracts are initially recognized on the date a foreign exchange forward contract is entered into and are subsequently measured at fair value.
Restricted Cash and Restricted Time Deposits
Restricted cash and restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method.
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
Impairment of Purchased Video Content
Purchased video content is stated at the lower of cost less accumulated amortization, or fair value.
In accordance with ASC
920-350-35,
if management’s expectations of the programming usefulness of a program, series, package, or program segment are revised downward, it may be necessary to write off to the income statement the amount by which the unamortized capitalized costs exceed fair value. A write-off from unamortized cost to fair value establishes a new cost basis. Accordingly, the Group measures the video content’s impairment loss by comparing the content’s carrying value to its fair value. An impairment loss will be recorded if the carrying value of video content is higher than its fair value. The impairment to be recognized is measured by the amount by which the carrying value of video content exceeds its fair value.
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
Right-of-use
assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. The Sohu Group only considers payments that are fixed and determinable at the time of lease commencement. The adoption of the new lease guidance resulted in recognition of $7.4 million of right-of-use
assets, $6.7 million of lease liabilities, $17.9 million of
right-of-use
assets on assets held for sale, and $16.2 million of lease liabilities on liabilities held for sale as of January 1, 2019.
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

In accordance with ASC 350, the Group does not amortize goodwill, but tests it for impairment. The Group tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group adopted ASU
No. 2017-04,
Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit.
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Group estimates fair value using the income approach and the market approach. The judgment in estimating the fair value of reporting units includes revenue growth rates and profitability in estimating future cash flows; determining appropriate discount rates and earnings multipliers based on market data of comparable companies engaged in a similar business under the market approach; and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
Comprehensive Income
Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the Sohu Group’s consolidated balance sheets, consists of the Sohu Group’s cumulative foreign currency translation adjustment.
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

Impact of Recently Issued Accounting Pronouncements
Financial Instruments-Credit Losses (Topic 326).
In June 2016, the FASB issued ASU No.
2016-13,
 Financial Instruments-Credit Losses (Topic 326)
, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Sohu Group adopted ASU
2016-13
at the beginning of the first quarter of 2020, using the modified retrospective approach. The Sohu Group recorded an increase of approximately $3.4 million to allowance for credit losses on accounts receivable and $3.3 million to allowance for credit losses on assets held for sale on ASU
2016-13’s
adoption date of January 1, 2020. Please see “Summary of Significant Accounting Policies” above.
Simplifying the Test for Goodwill Impairment (Topic 350).
In January 2017, the FASB issued ASU
No. 2017-04,
“Simplifying the Test for Goodwill Impairment.”
The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. The Sohu Group adopted this guidance on January 1, 2020 and applied the revised impairment model for all goodwill impairment tests within that fiscal year. The adoption of ASU
2017-04
did not have a material impact on the Sohu Group’s consolidated financial statements.
Cloud computing
. In 2018, the FASB issued new guidance on a customer’s accounting for implementation, set-up,
and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor (i.e., a service contract). Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. The guidance is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those fiscal years. The adoption of this standard did not have a material impact on the Sohu Group’s consolidated financial statements.
Other accounting standards adopted beginning January 1, 2020 do not have a significant impact on the Sohu Group’s consolidated financial statements.
Impact of Recently Issued Accounting Pronouncements not Yet Adopted
Simplifying the accounting for income taxes (Topic 740).
In December 2019, the FASB issued ASU
No. 2019-12,
Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes
. ASU
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
Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815.
In January 2020, the FASB issued ASU
No. 2020-01,
Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815
. The amendments clarify the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Sohu Group does not expect to adopt ASU
2020-01
early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.
3. DISCONTINUED OPERATIONS
Discontinued Operation of Sogou
Upon the signing of the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020, Sogou met the criteria for discontinued operations. Accordingly, the results of operations for Sogou’s business have been excluded from Sohu’s results from continuing operations in the Sogou Group’s consolidated statements of comprehensive income and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Additionally, as of December 31, 2019 and December 31, 2020, the related assets and liabilities associated with the discontinued operations with respect to Sogou were classified as assets held for sale and liabilities held for sale associated with discontinued operations in the consolidated balance sheets to provide comparable financial information.

The following tables set forth the assets, liabilities, results of operations and cash flows of discontinued operations with respect to Sogou, that were included in the Sohu Group’s consolidated financial statements (in thousands):

	As of December 31, 2019	As of December 31, 2020
ASSETS
Cash and cash equivalents	$142,464	$287,185
Restricted cash	5,370	23,018
Short-term investments	995,350	774,618
Account and financing receivables, net	134,635	73,656
Prepaid and other current assets	26,802	28,946
Long-term investments, ne t	63,345	74,004
Fixed assets, net	110,006	89,089
Goodwill	5,534	6,527
Intangible assets, net	1,514	1,446
Other assets	37,281	53,679

Total assets associated with discontinued operations	$1,522,301	$1,412,168

LIABILITIES
Accounts payable	$132,085	$122,695
Accrued liabilities	91,949	68,582
Receipts in advance	67,902	64,414
Accrued salary and benefits	24,167	25,350
Taxes payable	76,688	64,082
Other short-term liabilities	60,320	61,154
Long-term liabilities	5,686	10,721

Total liabilities associated with discontinued operations	$458,797	$416,998

	Year Ended December 31,
	2018	2019	2020
Revenues	$1,124,158	$1,172,252	$924,664
Cost of revenues	693,470	738,454	722,614
Gross profit	430,688	433,798	202,050
Operating expenses:
Research and development (1)	201,739	190,402	193,376
Sales and marketing (1)	146,194	138,291	102,523
General and administrative (1)	38,072	40,670	29,271
Total operating expenses	386,005	369,363	325,170
Operating profit/(loss)	44,683	64,435	(123,120)
Interest income	8,037	4,443	2,807
Foreign currency exchange gain/(loss)	5,725	1,849	(7,767)
Other income, net (1)	41,490	21,127	38,633
Income/(loss) before income tax expense	99,935	91,854	(89,447)
Income tax expense	1,153	2,748	2,346

Net income/(loss) from discontinued operations, net of tax	98,782	89,106	(91,793)

(1)
Expenses generated from marketing services among the Sohu and Sogou, and leasing expenses generated from a building that Sohu leases to Sogou are not eliminated because those expenses are considered to continue after the disposal of the discontinued operations.

	Year Ended December 31,
	2018	2019	2020
Net cash provided by/(used in) discontinued operating activities	$132,746	$219,516	$(68,187)
Net cash provided by/(used in) discontinued investing activities	(638,672)	(217,598)	235,374
Net cash provided by/(used in) discontinued financing activities	1	(33,415)	(8,209)
Discontinued Operation of Shanghai Jingmao
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
Changyou ceased operating the cinema advertising business and wound down the business in August 2019 as a result of a Chinese court in Shanghai having granted a petition by Shanghai Jingmao for bankruptcy relief on August 12, 2019. Accordingly, the results of operations for Changyou’s cinema advertising business have been excluded from Changyou’s results from continuing operations in the consolidated statements of comprehensive income and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Additionally, as of December 31, 2018, the related assets and liabilities associated with the discontinued operations were classified as assets/liabilities associated with discontinued operations in the consolidated balance sheets to provide comparable financial information. Changyou recognized nil disposal gain/loss for the years ended December 31, 2019 and 2020. However, Changyou may recognize disposal gain/loss in the future, depending on developments in the bankruptcy proceedings in the Chinese court.
The following tables set forth the results of operations and cash flows of discontinued operations with respect to Changyou’s cinema advertising business, that were included in the Group’s consolidated financial statements (in thousands):

	Year Ended December 31,
	2018	2019 (1)
Revenues	$70,202	$37,323
Cost of revenues	89,233	43,857
Gross loss	(19,031)	(6,534)
Operating expenses:
Sales and marketing	20,288	8,807
General and administrative	4,965	18,583
Total operating expenses	25,253	27,390
Operating loss	(44,284)	(33,924)
Interest income	6	7
Other income/(expense), net	(557)	61
Loss before income tax expense	(44,835)	(33,856)
Income tax expense	0	142

Net loss from discontinued operations, net of tax	(44,835)	(33,998)

	Year Ended December 31,
	2018	2019 (1)
Net cash provided by discontinued operating activities	$3,422	$9,341
Net cash used in discontinued investing activities	(718)	(10,808)
Net cash provided by/(used in) discontinued financing activities	0	0
Note (1): Includes the financial results of the discontinued operations from January 1, 2019 to August 12, 2019.
4. SEGMENT INFORMATION
The Sohu Group’s segments are business units that offer different services and are reviewed separately by the CODM, or the decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer. There are two segments in the Group, consisting of the Sohu segment, and the Changyou segment
.
The following tables present summary information by segment (in thousands):

	Year Ended December 31, 2018
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$274,670	$415,561	$(56)	$690,175
Segment cost of revenues	(218,184)	(71,626)	56	(289,754)

Segment gross profit	56,486	343,935	0	400,421
SBC (1) in cost of revenues	707	31	0	738

Gross profit	57,193	343,966	0	401,159

Operating expenses:
Product development	(123,743)	(126,593)	(1)	(250,337)
Sales and marketing	(203,307)	(34,512)	(1)	(237,820)
General and administrative	(47,738)	(28,657)	0	(76,395)
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	0	(16,369)	0	(16,369)
SBC (1) in operating expenses	4,940	6,430	0	11,370

Total operating expenses	(369,848)	(199,701)	(2)	(569,551)

Operating profit/(loss)	(312,655)	144,265	(2)	(168,392)

Other income				30,701
Interest income				16,036
Interest expense				(17,538)
Exchange difference				3,301

Loss before income tax expense				(135,892)
Income tax benefit				14,586

Net loss from continuing operations				(121,306)
Net income from discontinued operations				53,947

Net loss				$(67,359)

Note (1): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2019
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$218,442	$455,380	$(19)	$673,803
Segment cost of revenues	(148,258)	(95,268)	21	(243,505)
Segment gross profit	70,184	360,112	2	430,298
SBC (1) in cost of revenues	(23)	(120)	1	(142)
Gross profit	70,161	359,992	3	430,156
Operating expenses:
Product development	(113,761)	(119,726)	0	(233,487)
Sales and marketing	(155,226)	(49,768)	2	(204,992)
General and administrative	(31,330)	(22,074)	(17)	(53,421)
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	(7,245)	0	0	(7,245)
SBC (1) in operating expenses	(1,023)	(1,185)	0	(2,208)
Total operating expenses	(308,585)	(192,753)	(15)	(501,353)
Operating profit/(loss)	(238,424)	167,239	(12)	(71,197)
Other income				7,963
Interest income				6,103
Interest expense				(14,370)
Exchange difference				1,430
Loss before income tax expense				(70,071)
Income tax expense				(28,428)
Net loss from continuing operations				(98,499)
Net income from discontinued operations				55,108
Net loss				$(43,391)

Note (1): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2020
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$201,544	$548,346	$0	$749,890
Segment cost of revenues	(122,362)	(94,362)	7	(216,717)

Segment gross profit	79,182	453,984	7	533,173
SBC (1) in cost of revenues	(177)	(543)	0	(720)

Gross profit	79,005	453,441	7	532,453

Operating expenses:
Product development	(97,681)	(136,934)	0	(234,615)
Sales and marketing	(106,057)	(53,272)	0	(159,329)
General and administrative	(25,861)	(25,517)	0	(51,378)
SBC (1) in operating expenses	(1,759)	(12,001)	0	(13,760)

Total operating expenses	(231,358)	(227,724)	0	(459,082)

Operating profit/(loss)	(152,353)	225,717	7	73,371

Other income				25,993
Interest income				7,369
Interest expense				(6,234)
Exchange difference				(3,800)

Income before income tax expense				96,699
Income tax expense				(133,226)

Net loss from continuing operations				(36,527)
Net loss from discontinued operations				(91,793)

Net loss				$(128,320)

Note (1): “SBC” stands for share-based compensation expense.

	As of December 31, 2019
	Sohu	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$68,229	$94,433	$0	$162,662
Accounts receivable, net	70,252	55,829	0	126,081
Fixed assets, net	177,978	159,713	(9)	337,682
Total assets (1)	$1,721,801	$1,871,685	$(2,423,923)	$1,169,563

Note (1): The elimination for segment assets mainly consists of elimination of intra-Group loans between Sohu and Changyou, and elimination of long-term investments in subsidiaries and consolidated VIEs.

	As of December 31, 2020
	Sohu	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$56,977	$160,080	$0	$217,057
Accounts receivable, net	60,886	26,635	0	87,521
Fixed assets, net	174,700	162,976	(2)	337,674
Total assets (1)	$1,632,736	$2,478,705	$(2,701,488)	$1,409,953

Note (1): The elimination for segment assets mainly consists of elimination of intra-Group loans between Sohu and Changyou, and elimination of long-term investments in subsidiaries and consolidated VIEs.
5. SHARE-BASED COMPENSATION EXPENSE
Sohu (excluding Sohu Video), Changyou, and Sohu Video have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.
Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2018, 2019 and 2020 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2018	2019	2020
Cost of revenues	$(739)	$142	$720
Product development expenses	(4,182)	1,364	7,325
Sales and marketing expenses	(920)	(326)	460
General and administrative expenses	(6,267)	1,170	5,975

	$(12,108)	$2,350	$14,480

Share-based compensation expense was recognized for share awards of Sohu (excluding Sohu Video), Changyou and Sohu Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2018	2019	2020
For Sohu (excluding Sohu Video) share-based awards	$(5,100)	$1,940	$2,633
For Changyou share-based awards	(6,461)	1,305	12,545
For Sohu Video share-based awards	(547)	(895)	(698)

	$(12,108)	$2,350	$14,480

The negative amounts in the tables above resulted from
re-measured
compensation expense based on the then-current fair value of the awards on the reporting date.
There was no
 c
apitalized share-based compensation expense for the years ended December 31, 2020, 2019 and 2018.
6. ADVERTISING AND PROMOTIONAL EXPENSES, INCLUDED IN SALES AND MARKETING EXPENSES
Advertising and promotional expenses are included in sales and marketing expenses, and generally represent the expenses of promotions to create or stimulate a positive image of the Sohu Group or a desire to subscribe for the Group’s products and services. Advertising expenses are expensed as incurred. For the years ended December 31, 2020, 2019 and 2018, advertising and promotional expenses recognized in the consolidated statements of comprehensive income were $84.7 million, $124.6 million and $137.6 million, respectively.
7. OTHER INCOME, NET
The following table summarizes the Sohu Group’s other income/(expense) (in thousands):

	Year Ended December 31,
	2018	2019	2020
Rental income from Sogou (1)	8,392	8,029	9,793
Individual tax refund and additional deduction of PRC value-added tax (2)	0	907	6,169
Government grant	5,342	5,763	5,928
Gain from the changes in fair value of financial instruments (3)	17,999	11,113	4,303
Write-off of unpaid long-term accounts payable	0	0	47
Investment income/(expense)	(3,448)	3,004	3
Impairment loss on equity investments (4)	0	(23,154)	(384)
Donations	0	(283)	(1,460)
Others	2,416	2,584	1,594

	$30,701	$7,963	$25,993

Note (1): Sogou currently leases from Sohu, on an arms-length basis, office space at Sohu.com Internet Plaza under a lease that expires on December 31, 2022 and may be renewed subject to terms to be agreed to by Sohu and Sogou. Rental income consisted solely of the income from this lease. The cash receipts from this lease within operating activities for 2020, 2019 and 2018 were $12.1 million, $8.4 million and $8.0 million, respectively.
Note (2): The increase for 2020 compared to 2019 mainly consisted of an individual tax refund of $2.6 million and an additional deduction of PRC value-added tax of $2.1 million.
Note (3): The decrease for 2020 compared to 2019 and the decrease for 2019 compared to 2018 were mainly due to a decrease in income earned from investments in financial instruments.
Note (4): In the fourth quarter of 2019, the Sohu Group recognized impairment losses of $23.2 million for equity investments.

8. BALANCE SHEET COMPONENTS (IN THOUSANDS)

	As of December 31,
	2019	2020
Accounts receivable, net
Accounts receivable	$130,037	94,528
Allowance for credit losses	(3,956)	(7,007)

	$126,081	87,521

The following table presents the movement of allowances for credit losses for the years of 2018, 2019 and 2020:

	Balance at the beginning of year	Changes on initial application of ASU 2016-13	Additional allowance for credit losses, net of recoveries	Write-offs	Exchange difference	Balance at the end of year
2018	4,487	0	5,449	(1,940)	(422)	7,574
2019	7,574	0	4,724	(8,237)	(105)	3,956
2020	3,956	3,383	2,419	(3,231)	480	7,007

	As of December 31,
	2019	2020
Prepaid and other current assets
Matching loan due from a related party (See Note 9)	$33,329	$34,123
Prepaid taxes	26,274	25,043
Prepaid content and license	12,964	11,029
Prepaid cost of revenue	7,175	10,120
Receivables from third party payment platforms	3,435	5,488
Interest receivable from bank deposits with original maturities of three months or less	1,012	3,875
Prepaid professional fees	610	2,365
Prepaid rental deposit	2,891	2,310
Prepaid office rent and facilities expenses	601	696
Employee advances	1,249	587
Others	7,991	10,954

	$97,531	$106,590

Prepaid non-current assets
Prepaid PRC income tax for the sale of assets associated with 17173.com by Sohu to Changyou	$1,882	$1,006

	$1,882	$1,006

Other short-term liabilities
Matching loans due to a related party (See Note 9)	33,536	34,123
Contingent liability related to Shanghai Jingmao liquidation (1)	23,900	23,900
Deposits related to Focus	19,101	21,936
Share-based awards in Changyou	0	13,292
Contract deposits from advertisers	3,060	3,036
Lease liabilities	2,510	1,107
Consideration payable for equity investment	740	751
Others	8,218	8,026

	$91,065	$106,171

Note (1): The contingent liability represents the aggregate of estimated potential payments to third parties in connection with the liquidation of Shanghai Jingmao. The stated amount of the contingent liability reflects Changyou’s best estimate as of December 31, 2019 and 2020 pursuant to ASC
450-20.
Changyou may revise this estimate in the future based on developments in PRC bankruptcy court proceedings regarding Shanghai Jingmao.

Receipts in advance and deferred revenue

Receipts in advance relating to:
brand advertising business	$7,097	$5,214
online game business	5,524	7,869
other business	6,490	6,029

Total receipts in advance	19,111	19,112
Deferred revenue	31,210	32,943

	$50,321	$52,055

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
In December 2019, Changyou entered into a supplemental agreement with Fox Financial which states that Fox Financial undertakes and agrees to provide to Changyou a guaranty of the repayment obligation of Fox Financial and to deposit an amount equal to the US dollar denominated loan principal and corresponding interest owed by Changyou to Fox Financial as a security deposit. If Fox Financial fails to repay the RMB-denominated loan principal and corresponding interest based on RMB owed to Changyou, then the security deposit will be applied to repayment of the loan principal and corresponding interest owed to Changyou. The security deposit will be required to be replenished by Fox Financial if it is insufficient to repay the loan principal and corresponding interest of the RMB-denominated loan owed to Changyou, and any remaining surplus after the repayment of the RMB-denominated loan principal and interest will be returned to Fox Financial. The parties entered into an additional supplemental agreement, in which Changyou undertakes and agrees to provide to Fox Financial a guaranty of Changyou’s repayment obligation and to deposit an amount equal to the RMB-denominated loan principal and corresponding interest owed by Fox Financial to Changyou as a security deposit. If Changyou fails to repay the loan principal and corresponding interest, then the security deposit will be applied to repayment of the loan principal and corresponding interest owed to Fox Financial. The security deposit will be required to be replenished by Changyou if it is insufficient to repay the loan principal and corresponding interest to Fox Financial, and the remaining security deposit (if any) will be returned to Changyou if there is any surplus after the repayment of the US dollar denominated loan principal and interest.
As of December 31, 2020, the loan arrangements had expired and no new supplemental agreements were signed. Under supplemental agreements of guaranty between Changyou and Fox Financial entered into in December 2019, if Fox Financial failed to repay the RMB
-
denominated loan principle and corresponding interest, Changyou could apply the amount of the security deposit, consisting of the US dollar-denominated loan principal and corresponding interest owed by Changyou to Fox Financial, to repay the
RMB-denominated
loan principle and corresponding interest owed to Changyou.

As of the date of this report, the loan arrangements have not been settled, and a settlement plan is under discussion.
Changyou performed an assessment as of December 31, 2020 of expected credit losses for the
RMB-denominated
loans receivable from Fox Financial, and accrued an expected credit loss of $2.4 million based on its estimate of the remaining exposure in excess of the security deposit and the lack of solvency of Fox Financial.
As of December 31, 2019 and December 31, 2020, Changyou had U.S. dollar-denominated loans payable to Fox Financial in a total amount of approximately $33.5 million and $34.1 million, respectively, and
RMB-denominated
loans receivable from Fox Financial in a total amount of approximately $33.3 million and $34.1 million, respectively. For the year ended December 31, 2019 and 2020, Changyou incurred interest expense of $0.8 million and $0.6 million, respectively, in connection with the loans payable and earned interest income of $1.0 million and $0.8 million, respectively, in connection with the loans receivable.

10.	FAIR VALUE MEASUREMENTS
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
Financial Instruments Measured at Fair Value
The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2019 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$112,349	$0	$112,349	$0
Restricted cash	3,290	0	3,290	0
Restricted time deposits	240	0	240	0
Short-term investments	321,483	0	321,483	0
Equity investments with readily determinable fair values	9,320	9,320	0	0
The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2020 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$173,655	$0	$173,655	$0
Restricted cash	330,791	0	330,791	0
Restricted time deposits	101,519	0	101,519	0
Short-term investments	100,745	0	100,745	0
Equity investments with readily determinable fair values	9,457	9,457	0	0
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

Restricted Cash and Restricted Time Deposits
Restricted cash and restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method. The Sohu Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.
Changyou Loans from Offshore Banks, Secured by Time Deposits
In 2018, Changyou drew down loans from the Hong Kong branches of PRC banks, which were secured by an equivalent or greater amount of RMB deposits by Changyou in the PRC branches of the banks. The loans from the Hong Kong branches of the lending banks were repaid in April 2019 by Changyou and the RMB deposits in the PRC branches of the banks were released.
In the fourth quarter of 2020, Changyou drew down from an offshore branch of a PRC bank a loan of $215.6 million that was secured by an equivalent amount of RMB deposits by Changyou in the PRC branch of the bank and a mortgage on a building owned by Sohu. The loan carries a floating rate of interest based on the London Inter-Bank Offered Rate (“LIBOR”). The loan from the offshore branch of the lending bank was classified as short-term bank loan based on its payment term. The RMB deposits in the PRC securing the offshore loan are treated as restricted cash on our consolidated balance sheets.
For the years ended December 31, 2020 and 2019, interest income from the restricted time deposits securing the loans were $0.1 million and $0.5 million, respectively, and expense for interest on the loans was $0.1 million and $2.1 million, respectively.
In the second quarter of 2020, Changyou pledged deposit certificates in connection with the Sohu Group’s financing of the Changyou Merger. As of December 31, 2020, Changyou had pledged deposit certificates in the amount of $
212 million in the aggregate, of which $110 million was recorded as restricted cash and $102 million was recorded as restricted time deposits. Upon the effectiveness of such pledge, Sohu’s previous guarantee, and all the previous share pledges or mortgages over the outstanding equity interests in Changyou, to secure the loans from ICBC Tokyo (as defined below) were released and discharged.
Short-term Investments
In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Sohu Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as other income/(expense). To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.
As of December 31, 2020 and December 31, 2019, the Sohu Group’s investment in these financial instruments was $100.7 million and $321.5 million, respectively. The investment instruments were issued by commercial banks in China, and have a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2020 and 2019, the Sohu Group recorded gains from changes in the fair value of short-term investments in the amounts of $4.3 million and $11.1 million, respectively, in the consolidated statements of comprehensive income.
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
The Group measures equity investments under the equity method and equity investments without readily determinable fair values at fair value on a non-recurring
basis when an impairment charge is to be recognized. As of December 31, 2019 and 2020, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to their fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in other income for the years then ended. The Group recognized impairment losses of $23.2 million and $0.4 million, respectively, for investments without readily determinable fair values and equity method investments in 2019 and 2020.

Equity Investments Accounted for Using the Equity Method
For investments in common stock or
in-substance
common stock of entities over which the Group can exercise significant influence but does not own a majority equity interest or control, the equity method is applied, and the Group adjusts the carrying amount of an investment and recognizes investment income or loss for the Group’s share of the earnings or loss of the investee after the date of investment. The Group measures equity investments under the equity method at fair value on a non-recurring
basis only if an impairment charge is to be recognized. The Group classifies these non-recurring
fair value measurements as Level 3 of fair value measurement.
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

In May 2017, Sohu entered into a factoring contract with recourse with HSBC, pursuant to which Sohu may borrow from HSBC from time to time up to a combined aggregate of RMB180.0 million (or $26.2 million), which is the upper limit reviewed by HSBC at least annually. The loan is secured by up to RMB198.0 million (or $28.8 million) of Sohu’s accounts receivable and guaranteed by Sohu Media. Interest accrues on the principal amounts of the loans outstanding at an annual rate agreed to by HSBC and Sohu upon drawdown. In June 2019, Sohu terminated the factoring contract with recourse with HSBC, and the accounts receivable of Sohu was released from the pledge. As of both December 31, 2020 and December 31, 2019, the total outstanding balance of the loan was nil.

•	Credit agreements with Industrial and Commercial Bank of China Limited (“ICBC”)
In September 2017, Sohu entered into credit agreements with ICBC pursuant to which Sohu was entitled to borrow from ICBC from time to time until March 31, 2018 up to a combined aggregate of RMB800 million (or $116.6 million). The loan is secured by the pledge of Sohu’s building which serves as Sohu’s corporate headquarters in Beijing (“Sohu’s headquarters”). Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the Loan Prime Rate (“LPR”) published by the National Interbank Funding Center, plus 1.2%. The outstanding principal amount of the loan will be payable in four equal installments, with the first installment payable 18 months after the drawdown and the other three installments payable semi-annually at the end of each of the three successive six-month
periods after the first installment payment.
In July 2020, Sohu repaid all of the outstanding balance under the loan arrangements with ICBC and Sohu’s headquarters were released from the pledge. As of December 31, 2020 and December 31, 2019, the total outstanding balance of the loan was nil and RMB400 million (or $57.3 million), respectively.

•	Credit agreements with the China Merchants Bank Co., Ltd. (“CMB”)
In April 2018, Sohu entered into credit agreements with CMB pursuant to which Sohu was entitled to borrow from CMB from time to time until March 22, 2021 up to an aggregate of RMB700 million (or approximately $102.0 million) (the “CMB Loan”).
In April 2018, Sohu made an initial drawdown under the CMB Loan with a term of 12 months in the amount of RMB400 million (or $58.3 million) (the “First Drawdown”). The proceeds of the First Drawdown were used to repay in full the outstanding balance and all accrued and unpaid interest under credit agreements between Sohu and Ping An Bank. The CMB Loan was secured by a pledge of Sohu’s building, which was released from the pledge after Ping An Bank received such repayment. Interest accrued on the outstanding principal balance at a rate of 6% per year. In April 2019, the outstanding principal amount of the First Drawdown was repaid in full.
In June 2018, Sohu made a drawdown under the CMB Loan with a term of 24 months in the amount of RMB300 million (or approximately $43.7 million) (the “Subsequent Drawdown”). Interest accrued on the outstanding principal balance at a rate of 6% per year. The outstanding principal amount of the Subsequent Drawdown was payable in four installments. The first installment of RMB45 million (or $6.7 million) was paid in December 2018; the second and third installments of RMB90 million (or $13.1 million) in the aggregate were paid early in June 2019; and the fourth installment of RMB165 million (or $23.3million) was paid early in July 2019.
In April 2019 and May 2019, Sohu made drawdowns under the CMB Loan with a term of 12 months in the aggregate amount of RMB399 million ($59.3 million). Interest accrues on the outstanding principal balances at a rate of 5.1% per year. The outstanding principal amount of each drawdown will be due and payable 12 months after such drawdown.
In May 2020, Sohu repaid all of the outstanding balance under the loan arrangements with CMB and the pledge of Sohu’s building was released. As of December 31, 2020 and December 31, 2019, the total outstanding balance of the CMB loan was nil and RMB399 million (or $57.2 million), respectively.

•	Credit agreement with Industrial and Commercial Bank of China Limited, Tokyo Branch (“ICBC Tokyo”)
On April 3, 2020, the Company’s indirect wholly-owned subsidiary Sohu.com (Game) Limited (“Sohu Game”), as borrower, and Sohu.com Limited, as guarantor, entered into a facility agreement (the “Facility Agreement”) with ICBC Tokyo pursuant to which ICBC Tokyo agreed to provide a term loan facility of up to $250 million (the “Term Facility”), subject to customary conditions, to be used to finance the consummation of the Changyou Merger and the related transactions and to pay related fees and expenses associated with the Changyou Merger. The Term Facility consisted of (i) a one-year
term facility for term loans of up to $100 million (the
“One-Year
Facility”) and (ii) a four-year term facility for term loans of up to $150 million (the “Four-Year Facility”). The outstanding principal amount of the loans under the
One-Year
Facility is due in full on the
one-year
anniversary of the date of the first utilization of the
One-Year
Facility. The outstanding principal amount of the loans under the Four-Year Facility is due in installments, with $7.5 million due and payable at the end of each of the second and third calendar years during the term of the Four-Year Facility and the remaining outstanding principal amount is due and payable on the fourth anniversary of the date of the first utilization of the
One-Year
Facility. The Term Facility bears interest at a rate of Three Month LIBOR plus a margin of 1.75%, with LIBOR to be determined by ICBC on the basis of the London InterBank Offered Rate published two business days before the first day of each three calendar month interest period. Accrued interest is to be paid every three calendar months on the first day after the end of each such three-month interest period.

The obligations of Sohu Game as borrower under the Term Facility were initially fully guaranteed by Sohu.com Limited, and were initially secured by first priority share pledges over 97.9% of the outstanding equity interests in Changyou. In the second quarter of 2020, Changyou pledged deposit certificates evidencing an RMB deposit in the amount of $192 million in the aggregate at an exchange rate of RMB7.20 to $1.00, equivalent to the Facility Agreement amount. Upon the effectiveness of such additional pledge, Sohu’s previous guarantee, and all the previous share pledges or mortgages over the outstanding equity interests in Changyou, to secure the loans from ICBC Tokyo were released and discharged.
Long-term Payables
Long-term payables mainly consist of long-term accounts payable, long-term bank loans, long-term
tax liabilities and deferred tax liabilities (see Note 15).
After the Changyou Plans’ Modification, long term payables also include liabilities accrued over the option holders’ service periods with a fixed price of $5.39 per Changyou Class A ordinary share.
Long-term accounts payable are financial liabilities with carrying values that approximate fair value due to any changes in fair value, after considering the discount rate, being immaterial. For long-term accounts payable, the Group estimated fair values using the discounted cash flow method. The Sohu Group classifies the valuation technique as Level 2 of fair value measurements.
Assets Measured at Fair Value on a Nonrecurring Basis
The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2019 and 2020 (in thousands)

		Fair value measurements at reporting date using
Items	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$3,115	$0	$0	$3,115
Intangible assets, net	9,922	0	0	9,922
Goodwill	47,390	0	0	47,390

		Fair value measurements at reporting date using
Items	As of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$2,585	$0	$0	$2,585
Intangible assets, net	4,842	0	0	4,842
Goodwill	48,434	0	0	48,434

Purchased Video Content Recorded in Prepaid and Other Assets
The impairment losses recognized in prepaid and other assets were mainly due to impairment losses for Sohu Video’s purchased video content. See Note 14 - Intangible Assets, Net.
Intangible Assets
Intangible assets mainly comprise purchased video content, operating rights for licensed games, domain names and trademarks, computer software, and developed technologies. The impairment losses recognized for intangible assets were mainly due to impairment losses for the domain name related to the 56.com Website and Sohu Video’s purchased video content. See Note 14 - Intangible Assets, Net.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIEs. See Note 13 - Goodwill.

11.	LEASE
The Group has entered into operating lease agreements, primarily for offices in China with lease periods expiring between 2020 and 2025. The determination of whether an arrangement is or contains a lease is made at the inception of the lease by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included on the Group’s consolidated balance sheets beginning January 1, 2019. The right-of-use
assets are included in other assets, while the current portion of the operating lease liabilities is included in other short-term liabilities and the long-term portion is included in other long-term liabilities. The Group has elected to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.
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
non-lease
components. Payments under the lease arrangements are primarily fixed with no variable payments.
Components of operating lease expense are as follows (in thousands):

	Year ended December 31,
	2019	2020
Operating lease expense	$4,858	$3,985
Short-term lease expense	244	297

Total operating lease expense	$5,102	$4,282

Supplemental cash flow information related to leases are as follows (in thousands):

	Year ended December 31,
	2019	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$5,013	$3,206

	Year ended December 31,
	2019	2020
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$134	$5,351
The following table presents supplemental balanc
e
 sheet information related to the operating leases (in thousands):

	Year ended December 31,
	2019	2020
Assets:
Operating lease right-of-use assets	$3,323	$4,998

Liabilities:
Current lease liabilities	2,510	1,107
Non-current lease liabilities	83	3,855

Total operating lease liabilities	$2,593	$4,962

Maturities of lease liabilities under operating leases as of December 31, 2020 are as follows (in thousands):

2021	$1,957
2022	1,785
2023	1,421
2024	191
2025	95
Thereafter	0

Total future lease payments	5,449
Less: imputed interest	(487)

Total present value of lease liabilities	$4,962

As of December 31, 2020, operating leases recognized in lease liabilities had a weighted average remaining lease term of 3.0 years and a weighted average discount rate of 5.7%. As of December 31, 2020, liabilities for leases that had been entered into, but the term of which had not yet commenced, amounted to $1.9 million.
12.	FIXED ASSETS
The following table summarizes the Sohu Group’s fixed assets (in thousands):

	As of December 31,
	2019	2020
Office buildings	$366,686	$392,045
Computer equipment and hardware	133,451	132,021
Leasehold and building improvements	34,251	36,649
Office furniture	6,609	6,841
Vehicles	3,239	3,729

Fixed assets, gross	544,236	571,285
Accumulated depreciation	(206,554)	(233,611)

Fixed assets, net	$337,682	$337,674

For the years ended December 31, 2020, 2019 and 2018, depreciation expenses for fixed assets were $25.5 million, $28.2 million and $32.1 million, respectively.

13.	GOODWILL
Changes in the carrying value of goodwill by segment are as follows (in thousands):

	Sohu	Changyou	Total
Balance as of December 31, 2018
Goodwill	69,627	180,543	250,170
Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$37,381	$10,257	$47,638

Transactions in 2019
Foreign currency translation adjustment	(248)	0	(248)
Impairment losses	0	0	0

Balance as of December 31, 2019	$37,133	$10,257	$47,390

Balance as of December 31, 2019
Goodwill	69,379	180,543	249,922
Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$37,133	$10,257	$47,390

Transactions in 2020
Foreign currency translation adjustment	1,044	0	1,044
Impairment losses	0	0	0

Balance as of December 31, 2020	$38,177	$10,257	$48,434

Balance as of December 31, 2020
Goodwill	70,423	180,543	250,966
Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$38,177	$10,257	$48,434

There was one reporting unit under the Sohu segment. After Changyou ceased operations of RaidCall and the cinema advertising business, the reporting units under the Changyou segment consisted of the Changyou online game business and the 17173.com Website. The Changyou online game business was the only reporting unit with goodwill under the Changyou segment.
In the fourth quarter of 2020, the Sohu Group tested goodwill for impairment at the reporting unit level. The Group performed impairment tests using the qualitative and quantitative methods. For the Sohu segments, impairment tests were conducted by quantitatively comparing the fair values of the reporting units to their carrying amounts. The Sohu segments estimated the fair values by weighting the results from the income approach and market approach. The valuation approach considers a number of factors that include expected future cash flows, revenue growth rates, discount rates, and requires Sohu to make certain assumptions and estimates regarding future profitability of the business. The market approach considers earnings multipliers based on market data of comparable companies engaged in similar business. For the Changyou segment, Changyou first qualitatively assessed whether it was more likely than not that the fair values of the reporting segments were less than their carrying amounts. For those reporting units where it was more likely than not that their fair values were less than their carrying amounts, Changyou performed the quantitative goodwill impairment test. Changyou estimated the fair values using the income approach considering factors that included expected future cash flows, growth rates and discount rates.
As of December 31, 2020, for the Sohu and Changyou segments, management concluded that the fair values of the reporting units exceeded their carrying values, indicating that the goodwill of the reporting units was not impaired.

In March 2019 and August 2019, respectively, Changyou ceased its RaidCall and cinema advertising business operations. Accordingly, there were no impairments for these two units, as the carrying values of both RaidCall and the cinema advertising business were nil before their cessation. As of December 31, 2019, for the Sohu segment and the businesses in the Changyou segment, management concluded that the fair values of the reporting units exceeded their carrying values, indicating that the goodwill of the reporting units was not
impaired.

14.	INTANGIBLE ASSETS, NET

	As of December 31, 2019
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Purchased video content	$217,610	$(179,167)	$(35,940)	$2,503
Operating rights for licensed games	47,227	(27,992)	(12,365)	6,870
Domain names and trademarks	26,301	(9,896)	(16,176)	229
Computer software	13,273	(12,953)	0	320
Developed technologies	8,200	(868)	(7,332)	0
Others	2,738	(903)	(1,835)	0

Total	$315,349	$(231,779)	$(73,648)	$9,922

	As of December 31, 2020
Items	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Purchased video content	$212,999	$(161,160)	$(50,088)	$1,751
Operating rights for licensed games	51,856	(35,017)	(14,026)	2,813
Domain names and trademarks	27,536	(10,243)	(17,219)	74
Computer software	11,749	(11,545)	0	204
Developed technologies	8,699	(918)	(7,781)	0
Others	2,928	(966)	(1,962)	0

Total	$315,767	$(219,849)	$(91,076)	$4,842

Impairment Losses
In 2020, Sohu recognized a $1.5 million impairment loss related to Sohu Video’s purchased video content pursuant to the Sohu Group’s policy on impairment of overseas content. Changyou recognized a $2.7 million impairment loss related to content and game licenses, of which $0.8 million was recognized as impairment of intangible assets and $1.9 million was recognized as impairment of prepaid and other current assets.
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

Amortization
In 2020, 2019 and 2018, amortization of intangible assets was $14.4 million, $38.8 million and $58.1 million, respectively.
As of December 31, 2020, amortization expenses for future periods are estimated to be as follows:

For the year ended December 31,	(in thousands)
2021	3,346
2022	1,177
2023	279
2024	40
2025	0

Thereafter	0

Total expected amortization expense	$4,842

15.	TAXATION
Income Tax
PRC Corporate Income Tax
The majority of the subsidiaries and VIEs of the Sohu Group are based in mainland China and are subject to income taxes in the PRC. These China-based subsidiaries and VIEs conduct substantially all of the Sohu Group’s operations, and generate most of the Sohu Group’s income or losses. The CIT Law applies an income tax rate of 25% to all enterprises but grants preferential tax treatment to HNTEs, Software Enterprises, and KNSEs.
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
As of December 31, 2020, the following principal entities of the Sohu Group were qualified as HNTEs and were entitled to an income tax rate of 15%.
For Sohu

•	Sohu New Momentum. Sohu New Momentum qualified as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

•	Sohu Internet and Video Tianjin. Sohu Internet and Video Tianjin qualified as HNTEs for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

•
Sohu Media. Sohu Media
re-applied
for HNTE qualification and received approval in December 2020. Sohu Media is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2020 through 2022, and will need to re-apply
for HNTE qualification in 2023.

For Changyou

•	Gamespace and Changyou Chuangxiang. Gamespace and Changyou Chuangxiang qualified as HNTEs for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

•
Gamease and AmazGame. Gamease and AmazGame
re-applied
for HNTE qualification and received approval in October 2020. Gamease and AmazGame are entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2020 through 2022, and will need to re-apply
for HNTE qualification in 2023.

For Sogou

•	Sogou Network. Sogou Network qualified as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

•	Sogou Information. Sogou Information qualified as an HNTE for the years 2018 through 2020, and will need to re-apply for HNTE qualification in 2021.

•
Sogou Technology. Sogou Technology
re-applied
for HNTE qualification and received approval in December 2020. Sogou Technology is entitled to continue to enjoy the beneficial tax rate as an HNTE for the years 2020 through 2022, and will need to re-apply
for HNTE qualification in 2023.

Principal Entities Qualified as KNSEs
The CIT Law and its implementing regulations provide that a Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a KNSE is entitled to a further reduced preferential income tax rate of 10%.

Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential CIT rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise or KNSE status
.

For Changyou

•
AmazGame. In 2020, AmazGame completed a self-assessment and filed required supporting documents for KNSE status for 2019. Also in 2020, AmazGame was qualified as a KNSE after the relevant government authorities’ assessment and became entitled to a preferential income tax rate of 10% for 2019. In 2021, AmazGame expects to follow the appropriate rules and procedures of the relevant government authorities in order to maintain its KNSE status for 2020.

•
Changyou Chuangxiang. In 2020, Changyou Chuangxiang completed a self-assessment and filed required supporting documents for KNSE status for 2019. In 2020, Changyou Chuangxiang was qualified as a KNSE after the relevant government authorities’ assessment and became entitled to a preferential income tax rate of 10% for 2019. In 2021, Changyou Chuangxiang expects to follow the appropriate rules and procedures of the relevant government authorities in order to maintain its KNSE status for 2020.

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
For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2020. In addition, the Sohu Group accrued $8 million and $6 million, respectively, in interest on the unrecognized tax benefit for the years of 2019 and 2020.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2020, such as any IRS assessments upon audit and management’s further judgment and estimates.
Cayman Island Tax
Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, no
Cayman Islands withholding tax will be imposed upon the payment of dividends by the Group to its shareholders.
Hong Kong Tax
The Group’s subsidiaries incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2018, 2019 and 2020.
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
The components of income before income taxes are as follows (in thousands):

	Year ended December 31,
	2018	2019	2020
Income/(loss) before income tax expense
Income/(loss) from China operations	$(76,585)	$(89,150)	$154,514
Income/(loss) from non-China operations	(59,307)	19,079	(57,815)

Total income/(loss) before income tax expense from continuing operations	$(135,892)	$(70,071)	$96,699

Income tax expense applicable to China operations
Current tax	$14,578	$9,026	$24,255
Deferred tax	48,907	11,191	102,652

Subtotal income tax expense applicable to China operations	63,485	20,217	126,907
Non-China income tax expense/(benefit)	(78,540)	7,887	6,207
Non-China withholding tax expense	469	324	112

Total income tax expense/(benefit) from continuing operations	$(14,586)	$28,428	$133,226

In 2020, of the $133.2 million total income tax expense, $126.9 million was for PRC tax, resulting primarily from accrued regular income tax expense of $40.7 million and additional income withholding tax of $88 million recognized by Changyou due to a revised policy with respect to Changyou’s PRC subsidiaries regarding their distribution of cash dividends, offset by a reversal of PRC income tax expense of $6.9 million by Changyou due to preferential tax rates that Changyou’s subsidiaries were entitled to as KNSEs; and $6 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
In 2019, of the $28.4 million total income tax expense, $20.2 million was for PRC tax, resulting primarily from accrued regular income tax expense of $32.6 million, offset by a reversal of PRC income tax expense of $19.5 million by Changyou due to preferential tax rates that Changyou’s subsidiaries were entitled to as KNSE and Software enterprises, and $8 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
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
The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2018	2019	2020
Tax holiday effect	$23,271	$7,981	$16,174
Basic net income per share effect	0.60	0.20	0.41
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

The following is reconciliation between the statutory rate and the Group’s effective tax rate. For 2018, 2019 and 2020, the statutory rate represented the PRC statutory rate of 25%. The table does not reflect any accruals related to the Toll Charge. See “
U.S. Corporate Income Tax
” and “
Treatment of Toll Charge Related to the U.S. TCJA.
”

	Year Ended December 31,
	2018	2019	2020
Statutory Rate:	25%	25%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs (1)	17%	11%	(17%)
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	(1%)	7%	9%
Effect of withholding taxes (2)	(39%)	(12%)	109%
Changes in valuation allowance for deferred tax assets	(29%)	(71%)	27%
Research and development super-deduction	4%	12%	(9%)
Others	(24%)	(1%)	(13%)

	(47%)	(29%)	131%

Note (1): The reversal of income tax for preferential income tax rates that Changyou’s subsidiaries and VIEs were entitled to as KNSEs or Software Enterprises for 2018, 2019 and 2020 was included in the “Effect of tax holidays applicable to subsidiaries and consolidated VIEs” in the above table.
Note (2): The effective tax rate for 2018 was mainly due to additional income withholding tax of $47 million that was recognized in the first quarter of 2018 due to a revised policy for Changyou’s PRC subsidiaries with respect to their distribution of cash dividends. The revised policy was adopted to facilitate the distribution of a special cash dividend in the aggregate amount of approximately $500.0 million that was declared by Changyou’s Board of Directors on April 5, 2018. The change for 2020 was mainly due to additional income withholding tax of $88 million that was recognized in the second quarter of 2020 due to a revised policy with respect to Changyou’s PRC subsidiaries regarding their distribution of cash dividends.
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
Before 2018, in order to fund the distribution of a dividend to shareholders of the Sohu Group’s majority-owned subsidiary Changyou, Changyou’s management determined to cause one of its PRC subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone subsequent years’ earnings to its direct overseas parent company, Changyou HK, and adopted as a policy for such subsequent years for its PRC subsidiaries a limit on payment of dividends to their direct overseas parent companies of one-half
of such PRC subsidiaries’ earnings. In 2018, in order to facilitate the distribution of a special cash dividend of $500.0 million declared by Changyou’s board of directors on April 5, 2018, Changyou revised its policy for its PRC subsidiaries with respect to their distribution of cash dividends. Under the revised policy, all of Changyou’s PRC subsidiaries (not including Changyou’s VIEs and their subsidiaries) will be able to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in future periods. The change resulted in Changyou’s accrual of additional withholding income taxes of approximately $47 million for the period before December 31, 2017, which was recognized in the Sohu Group’s consolidated financial statements for the quarter ended March 31, 2018. As of December 31, 2019, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of $86.8 million for PRC withholding tax. In 2020, after the completion of Changyou Merger, Changyou’s net income/(loss) is wholly attributable to Sohu. Changyou changed its policy for its PRC subsidiaries with respect to their distribution of cash dividends. The change resulted in Changyou’s accrual of additional withholding income taxes of approximately $88 million, which was recognized in the Sohu Group’s consolidated financial statements for the quarter ended June 30, 2020. As of December 31, 2020, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of $206.6 million for PRC withholding tax.
With the exception of that dividend, the Sohu Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2020, the total amount of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was $783.8 million, and the unrecognized tax liabilities were $78.4 million.

PRC Value-Added Tax
On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and as a result all of the Sohu Group’s revenues have been subject to VAT since that date. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at rates of 6% or 17% for the period from January 1, 2018 to April 30, 2018, at rates of 6% or 16% for the period from May 1, 2018 to March 31, 2019, and at rates of 6% or 13% after April 1, 2019) and the available input VAT amount (at the rate applicable to the supplier).
Deferred Tax Assets and Liabilities
Significant components of the Group’s deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,
	2019	2020
Deferred tax assets:
Net operating loss from operations	$277,478	$325,797
Accrued bonus and commissions	8,539	10,613
Intangible assets transfer	916	690
Others	10,947	8,692

Total deferred tax assets	297,880	345,792
Less: Valuation allowance	(283,711)	(326,755)

Net deferred tax asset s	$14,169	$19,037

Deferred tax liabilities
Withholding tax for dividend	$(86,834)	$(206,594)
Others	(9,070)	(10,999)

Total deferred tax liabilities	$(95,904)	$(217,593)

Net deferred tax assets are recorded under other assets in the consolidated balance sheets. As of December 31, 2020, the Group had net operating losses from PRC entities of approximately $1.56 billion available to offset against future net profit for income tax purposes. The Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these PRC entities; therefore, $318.5 million in deferred tax assets generated from net operating losses were offset by a valuation allowance.
The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	For the Year Ended December 31,
	2018	2019	2020
Beginning balance	$233,910	250,524	283,711
Provision for the year	34,496	44,634	36,363
Reversal for the year	(6,891)	(7,311)	(12,637)
Foreign currency translation adjustment	(10,991)	(4,136)	19,318

Ending balance	$250,524	283,711	326,755

In 2020, $13.8 million of PRC net operating losses generated from previous years expired. Pursuant to a public announcement issued by the PRC State Administration of Taxation in August 2018, net operating losses of entities not qualified as HNTEs will expire between 2021 and 2025 if not utilized and those of entities qualified as HNTEs will expire in 2030.

Uncertain Tax Positions
The following table summarizes the Group’s unrecognized tax benefit from January 1, 2018 to December 31, 2020 (in thousands):

	As of December 31,
	2018	2019	2020
Beginning balance	$31,138	$174,363	$181,640
Increases /(decreases) related to prior year tax positions	(1,190)	7,277	7,120
Increases related to current year tax positions	144,415	0	0

Ending balance	$174,363	$181,640	$188,760

The increase in 2020 was mainly due to $6 million in interest recognized in connection with an unrecognized tax benefit for the year ended December 31, 2020.
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

16.	COMMITMENTS AND CONTINGENCIES
Commitments
The following table sets forth the Group’s commitments as of December 31, 2020 (in thousands):

	2021	2022	2023	2024	2025	Thereafter	Total Payments Required
Royalties and expenditures for licensed content of games	$28,423	7,870	0	0	0	0	36,293
Purchase of bandwidth	14,084	150	102	0	0	0	14,336
Interest payment commitment	6,623	1,458	1,334	628	0	0	10,043
Operating lease obligations	4,144	3,647	1,165	73	37	0	9,066
Purchase of content and services — others	6,715	236	19	0	0	0	6,970
Purchase of content and services — video	5,398	1,006	0	0	0	0	6,404
Others	518	24	0	0	0	0	542

Total Payments Required	$65,905	14,391	2,620	701	37	0	83,654

Litigation
The Sohu Group is a party to various litigation matters which it considers routine and incidental to its business. The Sohu Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Sohu Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Management believes that the total liabilities to the Sohu Group that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. As of December 31, 2020, Sohu and Changyou had no significant litigation contingencies.
PRC Law and Regulations
The Chinese market in which the Sohu Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability to operate an Internet business and to conduct brand advertising, search and search-related advertising, online game, and other services in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign-owned entities, like the Sohu Group, may operate. The Chinese government may issue from time to time new laws or new interpretations of existing laws to regulate areas such as telecommunication, information and media. The Sohu Group’s legal structure and scope of operations in China could be subject to restrictions, which could result in limits on its ability to conduct business in the PRC. Certain risks related to PRC law that could affect the Sohu Group’s VIE structure are discussed in Note 17 - VIEs.

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

17.	VIEs
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
Under contractual agreements with the Sohu Group, Dr. Charles Zhang and those other executive officers and employees of the Sohu Group who are shareholders of the consolidated VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time as requested by the Group to repay the loans outstanding. All voting rights of the consolidated VIEs are assigned to the Sohu Group, and the Group has the right to designate all directors and senior management personnel of the consolidated VIEs, and also has the obligation to absorb losses of the consolidated VIEs. Dr. Charles Zhang and those other executive officers and employees of the Sohu Group who are shareholders of the consolidated VIEs have pledged their shares in the consolidated VIEs as collateral for the loans. As of December 31, 2020, the aggregate amount of these loans was $7.6 million.
Under its contractual arrangements with the consolidated VIEs, the Sohu Group has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Group considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2020, the registered capital and PRC statutory reserves of the consolidated VIEs totaled $103.9 million. As all of the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the consolidated VIEs do not have recourse to the general credit of the Sohu Group for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Sohu Group to provide additional financial support to the consolidated VIEs. As the Sohu Group is conducting certain business in the PRC mainly through the consolidated VIEs, the Group may provide such support on a discretionary basis in the future, which could expose the Group to a loss.
The Sohu Group classified the consolidated VIEs within the Sohu Group as principal VIEs or immaterial VIEs based on certain criteria, such as the VIEs’ total assets or revenues. The following is a summary of the principal VIEs within the Sohu Group:

Basic Information for Principal VIEs and Subsidiaries of Principal VIEs
For Sohu

•	High Century
High Century was incorporated in 2001. As of December 31, 2020, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

•	Heng Da Yi Tong
Heng Da Yi Tong was incorporated in 2002. As of December 31, 2020, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

•	Sohu Internet
Sohu Internet was incorporated in 2003. As of December 31, 2020, High Century held a 100% interest in this entity.

•	Donglin
Donglin was incorporated in 2010. As of December 31, 2020, Sohu Internet held a 100% interest in this entity.

•	Tianjin Jinhu
Tianjin Jinhu was incorporated in 2011. As of December 31, 2020, Xiufeng Deng and Xuemei Zhang each held a 50% interest in this entity.

•	Focus Interactive
Focus Interactive was incorporated in July 2014. As of December 31, 2020, Heng Da Yi Tong held 100% of the equity interests in this entity.
For Changyou

•	Gamease
Gamease was incorporated in 2007. As of December 31, 2020, High Century held a 100% interest in this entity.

•	Shanghai ICE
Shanghai ICE was acquired by Changyou in 2010. As of December 31, 2020, Gamease held a 100% interest in this entity.

•	Guanyou Gamespace
Guanyou Gamespace was incorporated in 2010. As of December 31, 2020, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100% interest in this entity.
For Sogou

•	Sogou Information
Sogou Information was incorporated in 2005. As of December 31, 2020, Xiaochuan Wang, Sogou’s Chief Executive Officer, High Century and Tencent held 10%, 45% and 45% interests, respectively, in this entity.

•	Chengdu Easypay
Chengdu Easypay was incorporated in 2015. As of December 31, 2020, Sogou Information held 100% of the equity interests in this entity.

Financial Information
The following financial information of the Sohu Group’s consolidated VIEs (including subsidiaries of VIEs) is included in the accompanying consolidated financial statements (in thousands):

	As of December 31,
	2019	2020
ASSETS:
Cash and cash equivalent s	$40,535	$47,028
Restricted cash	1,132	1,211
Accounts receivable, net	67,403	47,234
Prepaid and other current assets	13,586	15,385
Short-term investments	0	153
Intra-Group receivables due from the Company’s subsidiaries	400,338	506,659
Assets held for sale (current)	121,347	113,011

Total current assets	644,341	730,681

Long-term investments, net	17,488	17,307
Fixed assets, net	639	295
Intangible assets, net	6,832	3,173
Goodwill	32,782	33,670
Other non-current assets	14,754	15,134
Assets held for sale (non-current)	32,244	0

Total assets	$749,080	$800,260

LIABILITIES:
Accounts payable	$8,595	$11,145
Accrued liabilities	50,913	46,888
Receipts in advance and deferred revenue	38,754	43,076
Other current liabilities	31,684	37,148
Intra-Group payables due to the Company’s subsidiaries	300,601	332,794
Liabilities held for sale (current)	138,303	187,712

Total current liabilities	568,850	658,763

Long-term tax liabilities	13,220	14,134
Deferred tax liabilities	1,998	2,014
Intra-Group payables due to the Company’s subsidiaries	18,599	19,338
Other long-term liabilities	0	286
Liabilities held for sale (non-current)	1,130	0

Total liabilities	$603,797	$694,535

	As of December 31,
	2018	2019	2020
Net revenue	$499,861	$511,957	$583,187
Net income from continuing operations	1,098	19,607	41,756
Net loss from discontinued operations	$(19,534)	$(1,491)	$(82,329)

	Year ended December 31,
	2018	2019	2020
Net cash provided by/(used in) continuing operating activities	$18,268	$(2,038)	$5,224
Net cash provided by/(used in) discontinued operating activities	51,657	(5,046)	(13,244)
Net cash provided by/(used in) operating activities	69,925	(7,084)	(8,020)
Net cash provided by/(used in) investing activities	(1,110)	(441)	47
Net cash provided by/(used in) discontinued investing activities	(48,161)	(18,040)	7,797
Net cash provided by/(used in) investing activities	(49,271)	(18,481)	7,844
Net cash provided by continuing financing activities	650	0	0
Net cash provided by discontinued financing activities	0	8,601	152

Net cash provided by financing activities	$650	$8,601	$152

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

18.	SOHU.COM LIMITED SHAREHOLDERS’ EQUITY
Summary of the Company’s outstanding shares (in thousands):

	Number of Outstanding Shares As of December 31,
	2018	2019	2020
Balance, beginning of year	38,898	39,229	39,269
Issuance:	331	40	37

Balance, end of year	39,229	39,269	39,306

Share Incentive Plans
Sohu (excluding Sohu Video), Changyou, Sogou, and Sohu Video have incentive plans for the granting of share-based awards, including options and restricted share units, to their directors, management and other key employees.
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
As of December 31, 2020, 208,280 shares were available for grant under the Sohu 2018 Share Incentive Plan.
i) Summary of Share Option Activity
In February 2015, May 2016, September 2017 and November 2017, Sohu.com Inc.’s Board of Directors approved contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of 1,068,000, 13,000, 32,000 and 6,000 shares of common stock of Sohu.com Inc., respectively, under the Sohu 2010 Stock Incentive Plan, with nominal exercise prices of $0.001, all of which were converted, on May 31, 2018, into the right to receive upon exercise Sohu.com Limited’s ordinary shares under the Sohu 2018 Share Incentive Plan. In February 2019, July 2019 and September 2020, Sohu.com Limited’s Board of Directors approved contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of 20,000, 477,500 and 34,000 shares of ordinary shares of Sohu.com Limited, respectively, under the Sohu 2018 Share Incentive Plan, with nominal exercise prices of $0.001. These share options vest and become exercisable in four equal installments over a period of four years, with each installment vesting upon the satisfaction of a service period requirement and certain subjective performance targets. These share options are substantially similar to restricted share units except for the nominal exercise price, which would be zero for restricted share units.
Under
ASC
718-10-25
and
ASC
718-10-55
, no grant date can be established for these options until a mutual understanding is reached between the Company and the recipients clarifying the subjective performance requirements. If the service inception date preceded the grant date, compensation expense should be accrued beginning on the service inception date, and re-measured
on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. To determine the fair value of these options, the public market price of the underlying shares at each reporting date is used and a binomial valuation model is applied.
As of December 31, 2020, 815,425 of these options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets was reached between the Company and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense for these granted options has been adjusted and fixed based on their aggregate fair values, at their respective grant dates, of $26.4 million.

A summary of option activity under the Sohu 2018 Share Incentive Plan as of and for the year ended December 31, 2020 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2020	128	$0.001		$
Granted	112	0.001
Exercised	(43)	0.001
Forfeited or expired	0

Outstanding as of December 31, 2020	197	0.001	6.09		3,147

Vested as of December 31, 2020	197	0.001	6.09		3,147

Exercisable as of December 31, 2020	197	0.001	6.09		3,147

Note (1): The aggregated intrinsic value in the preceding table represents the difference between Sohu’s closing ADS price of $15.94 on December 31, 2020 and the nominal exercise price of the options.
For the years ended December 31, 2020, 2019 and 2018, total share-based compensation expense recognized for these options was $2.6 million, $1.9 million and negative $5.1 million, respectively. The negative amounts resulted from re-measured
compensation expense based on the then-current fair value of the awards on the reporting date. For the years ended December 31, 2020, 2019 and 2018, the total fair values of these Sohu options vested on their respective vesting dates were $1.0 million, $2.5 million and $5.0 million, respectively. For the years ended December 31, 2020, 2019 and 2018, the total intrinsic value of options exercised was $0.7 million, $0.6 million and $6.2 million, respectively.
2) Changyou.com Limited Share-based Awards
Changyou 2014 Share Incentive Plan
On June 27, 2014, Changyou reserved 2,000,000 of its Class A ordinary shares under the Changyou.com Limited 2014 Share Incentive Plan (the “Changyou 2014 Share Incentive Plan”) for the purpose of making share incentive awards to certain members of its management and key employees. On November 2, 2014, Changyou’s Board approved an increase in the number of Class A ordinary shares reserved under the Changyou 2014 Share Incentive Plan from 2,000,000 to 6,000,000. The maximum term of any share right granted under the Changyou 2014 Share Incentive Plan is ten years from the grant date. The Changyou 2014 Share Incentive Plan will terminate in June 2024. As of December 31, 2020, all shares available for grant under the Changyou 2014 Share Incentive Plan had been granted.
i) Summary of Share Option Activity
On November 2, 2014, Changyou approved the contractual grant of an aggregate of 2,416,000 Class A restricted share units to certain members of its management and certain other employees. On February 16, 2015, Changyou’s Board of Directors approved the conversion of 2,400,000 of these Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. On June 1, 2015, Changyou’s Board of Directors approved the contractual grant of options for the purchase of an aggregate of 1,998,000 Class A ordinary shares to certain members of its management and certain other employees at an exercise price of $0.01. On July 28, 2016, Changyou’s Board of Directors approved the contractual grant of options for the purchase of an aggregate of 100,000 Class A ordinary shares to certain member of its management at an exercise price of $0.01. On August 26, 2019, Changyou’s Board of Directors approved the grant, effective as of October 1, 2019, to a member of Changyou’s management and a Changyou employee of options for the purchase of an aggregate of 3,023,000 Class A ordinary shares at an exercise price of $0.01 per Class A ordinary share. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. These Changyou share options are substantially similar to restricted share units except for the nominal exercise price, which would be zero for restricted share units. After the completion of the Changyou Merger, the Sohu Board approved the Changyou Plans’ Modification, pursuant to which, among other things, a portion of the share options previously granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger were settled by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share
exercise price of $0.01 of such options. None of the remaining share options granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger or that become vested in the future will be exercisable, but can only be repurchased by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on the fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.

Under
ASC
718-10-25
and
ASC
718-10-55
, no grant date can be established until a mutual understanding is reached between the Company and the recipients clarifying the subjective performance requirements. If the service inception date preceded the grant date, compensation expense should be accrued beginning on the service inception date, and re-measured
on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards.
Prior to the completion of Changyou Merger, to determine the fair value of these Changyou share options, the public market price of the underlying Changyou Class A ordinary shares at each reporting date was used and a binomial valuation model was applied.
As of December 31, 2020, 3,732,750 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense of $4.2 million for these granted share options was adjusted and fixed based on the aggregate amounts of the fair values of these granted share options at their respective grant dates for periods before the Changyou Plans’ Modification, and at a price of $5.39 per Changyou Class A ordinary share for periods after the Changyou Plans’ Modification.
For the years ended December 31, 2020, 2019 and 2018, total share-based compensation expense recognized for share options under the Changyou 2014 Share Incentive Plan was $7.7 million, negative $1.9 million and negative $6.5 million, respectively. For the years ended December 31, 2020, 2019 and 2018, the total fair values of these Changyou share options vested on their respective vesting dates were $4.2 million, $1.0 million and $5.7 million, respectively. For the years ended December 31, 2020, 2019 and 2018, the total intrinsic value of share options exercised was $0.1 million, $6.6 million and $14.9 million, respectively.
Changyou 2019 Share Incentive Plan
On August 3, 2019, Changyou adopted and reserved for issuance 3,000,000 Class A ordinary shares under a new share incentive plan (the “Changyou 2019 Share Incentive Plan”). On August 26, 2019, Changyou’s Board of Directors approved the grant, effective as of October 1, 2019, to certain members of the Changyou’s management and certain other employees of options for the purchase of an aggregate of 1,909,000 Class A ordinary shares at an exercise price of $0.01. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. After the completion of the Changyou Merger, the Sohu Board approved the Changyou Plans’ Modification, pursuant to which, among other things, none of the share options granted under the Changyou 2019 Share Incentive Plan will be exercisable, but can only be repurchased by Changyou following vesting at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on the fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.
Under
ASC
718-10-25
and
ASC
718-10-55
, no

grant date can be established until a mutual understanding is reached between the Company and the recipients clarifying the subjective performance requirements. If the service inception date preceded the grant date, compensation expense should be accrued beginning on the service inception date, and re-measured
on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards.
Prior to the completion of the Changyou Merger, to determine the fair value of Changyou share options, the public market price of the underlying Changyou Class A ordinary shares at each reporting date was used and a binomial valuation model was applied.
As of December 31, 2020, 477,250 of the share options granted under the Changyou 2019 Share Incentive Plan had vested. The cumulative share-based compensation expense of $2.6 million for the granted share options was adjusted and fixed based on a price of $5.39 per Changyou Class A ordinary share after the Changyou Plans’ Modification. For the years ended December 31, 2020 and 2019, total share-based compensation expense recognized for these share options under the Changyou 2019 Share Incentive Plan was $4.8 million and $3.2 million, respectively. For the years ended December 31, 2020, the total value of these Changyou share options vested on their respective vesting dates was $
2.6

million.

3) Sogou Inc. Share-based Awards
Sogou 2010 Share Incentive Plan
Sogou adopted a share incentive plan on October 20, 2010, which was amended effective August 22, 2014 to increase the aggregate number of Sogou Class A Ordinary Shares issuable under the plan to 41,500,000 (as amended to date, the “Sogou 2010 Share Incentive Plan”). Awards of share rights granted under the Sogou 2010 Share Incentive Plan were made to management and other key employees of Sogou and of any present or future parents or subsidiaries or VIEs of Sogou. The Sogou 2010 Share Incentive Plan expired on October 19, 2020 and is no longer available for making new grants. The maximum term of any share incentive award granted under the Sogou 2010 Share Incentive Plan is ten years from the grant date.
The options contractually granted under the Sogou 2010 Share Incentive Plan were placed in one of the following three categories:

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

A summary of each of the above three categories of Sogou’s share options as of December 31, 2020 is presented below
(
in thousands
)
:

	Contractually Granted	Granted (For Purposes of Share- based Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	30,912	29,169	28,761	27,772
Service-based options	1,888	1,888	1,410	829
IPO-based options	7,250	7,250	5,810	5,810

Total	40,050	38,307	35,981	34,411

A summary of Sogou share option activity under the Sogou 2010 Share Incentive Plan as of and for the year ended December 31, 2020 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2020	7,162	$0.377	4.45	$
Granted	1,099	0.001
Exercised	(4,233)	0.426
Forfeited or expired	(132)	0.001

Outstanding as of December 31, 2020	3,896	0.232	4.38		30,850

Vested as of December 31, 2020 and expected to vest thereafter	3,395	0.266	4.46		26,767

Exercisable as of December 31, 2020	1,570	0.001	5.77		12,794

Note (1): The aggregate intrinsic values in the preceding table represent the difference between Sogou’s closing price of $8.15 per Sogou ADS (each representing one Sogou Class A Ordinary Share) on December 31, 2020 and the exercise prices of the share options.

For the years ended December 31, 2020, 2019 and 2018, total share-based compensation expense recognized for Sogou share options under the Sogou 2010 Share Incentive Plan was $
7.4
 million, $
13.5
 million and $12.5 million, respectively. As of December 31, 2020, there was $0.8 million of unrecognized compensation expense related to unvested Sogou share options. The expense is expected to be recognized over a weighted average period of 1.37 years. For the years ended December 31, 2020, 2019 and 2018, the total intrinsic value of options exercised was $23.1 million, $1.6 million, and $33.2 million, respectively.
Prior to the completion of Sogou’s IPO, the fair values of Sogou Class A Ordinary Shares were assessed using the income approach/discounted cash flow method or based on the mid-point
of the estimated Sogou IPO price range, in each case with a discount for lack of marketability, because the Sogou Class A Ordinary Shares underlying the award were not publicly traded at the time of grant. The assessment required complex and subjective judgments regarding Sogou’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. After the completion of Sogou’s IPO, the fair values of the ordinary shares of Sogou were determined based on the market price of Sogou’s ADSs
.
The fair value of the Sogou share options granted under the Sogou 2010 Incentive Plan was estimated on the date of grant with the assistance of a qualified professional appraiser, using the binomial valuation model with the following assumptions used:

Assumptions Adopted	2018	2019	2020
Average risk-free interest rate	3.36%~3.51%	2.60%~2.86%	1.21%~1.66%
Exercise multiple	2	2~3	2~3
Expected forfeiture rate (post-vesting)	12%	0%~12%	0%
Weighted average expected option life	9	7	4
Volatility rate	40%~46%	36%~41%	38%~44%
Dividend yield	0%	0%	0%
Weighted average fair value of share options	12.26	4.05	4.48
Sogou estimated the risk-free rate based on the market yields of U.S. Treasury securities with an estimated country-risk differential as of the valuation date. An exercise multiple was estimated as the ratio of the fair value of the Sogou Class A Ordinary Shares over the exercise prices as of the time the options would be expected to be exercised, based on consideration of research studies regarding exercise patterns based on historical statistical data. In Sogou’s valuation analysis, a multiple of three was applied for management and a multiple of two was applied for other key employees. Sogou estimated the forfeiture rate to be 0% for the Sogou share options granted to Sogou management and 12% for the Sogou share options granted to Sogou’s other key employees. As Sogou’s ordinary shares had been publicly traded for slightly more than three years as of December 31, 2020, the expected volatility at the valuation date was estimated based on the historical volatility of specified comparable companies for the periods before the grant dates with length commensurate with the expected term of the Sogou share options. Sogou has no history or expectation of paying dividends on its ordinary shares. Accordingly, the dividend yield was estimated to be 0%.
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
A summary of each of the above two categories of Sogou’s share options as of December 31, 2020 is presented below
(
in thousands
)
:

	Contractually Granted	Granted (For Purposes of Share- based Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	192	55	44	17
Service-based options	994	994	324	173

Total	1,186	1,049	368	190

A summary of Sogou share option activity under the Sogou 2017 Share Incentive Plan as of and for the year ended December 31, 2020 is presented below:

Options	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2020	798	$0.001	8.90	$
Granted	425	0.001
Exercised	(142)	0.001
Forfeited or expired	(222)	0.001

Outstanding as of December 31, 2020	859	0.001	8.51		7,000

Vested as of December 31, 2020 and expected to vest thereafter	680	0.001	8.46		5,541

Exercisable as of December 31, 2020	178	0.001	7.95		1,451

Note (1): The aggregate intrinsic value in the preceding table represents the difference between the closing price of $8.15 per Sogou ADS (each representing one Class A Ordinary Share) on December 31, 2020 and the exercise prices of the share options.
For the years ended December 31, 2020, 2019 and 2018, total share-based compensation expense recognized for Sogou share options under the Sogou 2017 Share Incentive Plan was $1.6 million, $2.4 million and $1.6 million, respectively. As of December 31, 2020 there was $1.5 million of unrecognized compensation expense related to unvested Sogou share options. The expense is expected to be recognized over a weighted average period of 1.74 years.
The method used to determine the fair value of the Sogou share options granted under the Sogou 2017 Share Incentive Plan was the same as the method used for the share options granted under the Sogou 2010 Incentive Plan as described above, except for the assumptions used in the binomial valuation model as presented below:

Assumptions Adopted	2018	2019	2020
Average risk-free interest rate	3.41%~3.95%	2.37%~3.45%	1.20%~2.47%
Exercise multiple	2	2~3	2~3
Expected forfeiture rate (post-vesting)	12%	0%~12%	0%~12%
Weighted average expected option life	10	10	9
Volatility rate	40%~46%	41%~42%	39%~42%
Dividend yield	0%	0%	0%
Weighted average fair value of share options	10.09	4.87	4.95

Sohu Management Sogou Share Option Arrangement
Under an arrangement (the “Sohu Management Sogou Share Option Arrangement”) that was approved by the boards of directors of Sohu and Sogou in March 2011, Sohu has the right to provide to members of Sohu’s Board of Directors, management and other key employees of the Sohu, and certain members of management and other key employees of Sogou the opportunity to purchase from Sohu up to 12,000,000 Sogou Class A Ordinary Shares at a fixed exercise price of $0.625 or $0.001 per share. Of these 12,000,000 Sogou Class A Ordinary Shares, 8,800,000 are Sogou Class A Ordinary Shares previously held by Sohu and 3,200,000 are Sogou Class A Ordinary Shares that were newly-issued on April 14, 2011 by Sogou to Sohu at a price of $0.625 per share, or a total of $2.0 million. As of December 31, 2020, Sohu had contractually granted options for the purchase of 8,305,000 Sogou Class A Ordinary Shares under the Sohu Management Sogou Share Option Arrangement.
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
A summary of the above two categories of Sogou’s share options as of December 31, 2020 is presented below
(
in thousands
)
:

	Contractually Granted	Granted (For Purposes of Share- based Compensation Expense)	Vested and Exercisable	Exercised
Performance-based options	8,290	8,290	8,290	8,290
Service-based options	15	15	15	6

Total	8,305	8,305	8,305	8,296

A summary of Sogou share option activity under the Sohu Management Sogou Share Option Arrangement as of and for the year ended December 31, 2020 is presented below:

	Number Of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of January 1, 2020	9	$0.001	5.38	$
Granted	0
Exercised	0
Forfeited or expired	0

Outstanding as of December 31, 2020	9	0.001	4.38		73

Vested as of December 31, 2020	9	0.001	4.38		73

Exercisable as of December 31, 2020	9	0.001	4.38		73

Note (1): The aggregate intrinsic values in the preceding table represent the difference between the closing price of $8.15 per Sogou ADS (each representing one Class A Ordinary Share) on December 31, 2020 and the exercise prices of the options.
As all Sogou share options granted under the Sohu Management Sogou Share Option Arrangement vested before January 1, 2017, no share-based compensation expense was recognized for the years ended December 31, 2020, 2019, and 2018.

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
As of December 31, 2020, 1,899,000 Sogou Class A Ordinary Shares issued upon the early exercise of options granted under the Sogou 2010 Share Incentive Plan remained unvested in accordance with the vesting requirements under the original option agreements. All Sogou Class A Ordinary Shares issued upon such early exercise that have become vested have been included in the disclosures under the headings “Sogou 2010 Share Incentive Plan” and “Sohu Management Sogou Share Option Arrangement” above.
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
4) Sohu Video Share-based Awards
On January 4, 2012, Sohu Video adopted the Sohu Video Share Incentive Plan, under which 25,000,000 ordinary shares of Sohu Video are reserved for the purpose of making share incentive awards to management and key employees of Sohu Video and to Sohu management. The maximum term of any share incentive award granted under the Sohu Video Share Incentive Plan is ten years from the grant date. The Sohu Video Share Incentive Plan will expire on January 3, 2022. As of December 31, 2020, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made and were subject to vesting in four equal installments, with each installment vesting upon a service period requirement being met, as well as Sohu Video’s achievement of performance targets for the corresponding period. For purposes of
ASC
718-10-25
, as of December 31, 2020, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. As of December 31, 2019, options for the purchase of 4,972,800 Sohu Video ordinary shares were vested.
For the years ended December 31, 2020, 2019 and 2018, total share-based compensation expense recognized for vested Sohu Video options under the Sohu Video Share Incentive Plan was negative $0.7 million, negative $0.9 million and negative $0.5 million, respectively.
The fair value as of December 31, 2020 of the Sohu Video options contractually granted to management and key employees of Sohu Video and to Sohu management was estimated on the reporting date using the binomial valuation model, with the following assumptions used:

Assumptions Adopted	2019	2020
Average risk-free interest rate	2.44%	1.11%
Exercise multiple	2.8	2.8
Expected forfeiture rate (post-vesting)	14%	5%
Weighted average expected option life	2.0	1.0
Volatility rate	53.9%	57.3%
Dividend yield	0	0
Fair value	0.35	0.21

19.	NONCONTROLLING INTEREST
Prior to the completion of the Changyou Merger on April 17, 2020, the noncontrolling interests in the Sohu Group’s consolidated financial statements primarily consisted of noncontrolling interests for Changyou and Sogou and, following the completion of the Changyou Merger, consist of noncontrolling interests for Sogou
.
Noncontrolling Interest in the Consolidated Balance Sheets
As of December 31, 2020 and 2019, noncontrolling interest in the consolidated balance sheets was $0.68 billion and $0.88 billion, respectively.

	As of December 31,
	2019	2020
Changyou	$151,503	$1,321
Sogou	726,960	683,291

Total	$878,463	$684,612

Noncontrolling Interest of Changyou
As of December 31, 2020 and 2019, noncontrolling interest of Changyou of

$
1.3
 million and $
151.5

million, respectively, was recognized in the Sohu Group’s consolidated balance sheets, representing an economic interest of nil
and
33
%, respectively, in Changyou’s net assets held by shareholders other than Sohu and reflecting the reclassification of Changyou’s share-based compensation expense from shareholders’ additional paid-in
capital to noncontrolling interest. As a result of the completion of Sohu’s acquisition of the noncontrolling interests in Changyou on April 17, 2020, Sohu hold
s
100
%
of the combined total of Changyou’s outstanding ordinary shares, and the noncontrolling interests recognized in the Sohu Group’s consolidated balance sheets only reflected economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
Noncontrolling Interest of Sogou
As of December 31, 2020 and 2019, noncontrolling interest of Sogou of $683.3 million and $727.0 million, respectively, was recognized in the Sohu Group’s consolidated balance sheets, representing an economic interest of 66% and 66%, respectively, in Sogou’s net assets held by shareholders other than Sohu and reflecting the reclassification of Sogou’s share-based compensation expense from shareholders’ additional paid-in
capital to noncontrolling interest.
Noncontrolling Interest in the Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2020, 2019 and 2018, respectively, the Sohu Group had net income of negative $42.2 million, net income of $105.9 million and net income of $92.7 million, respectively, attributable to the noncontrolling interest in the consolidated statements of comprehensive income/(loss).

	Year Ended December 31,
	2018	2019	2020
Changyou	$27,137	$46,990	$18,448
Sogou	65,586	58,955	(60,656)

Total	$92,723	$105,945	$(42,208)

	Year Ended December 31,
	2018	2019	2020
Net income from continuing operations attributable to noncontrolling shareholders	$41,732	$58,223	$18,448
Net income/(loss) from discontinued operations attributable to noncontrolling shareholders	50,991	47,722	(60,656)

Net income/(loss) attributable to noncontrolling interest shareholders	$92,723	$105,945	$(42,208)

Noncontrolling Interest of Changyou
For the years ended December 31, 2020, 2019 and 2018, respectively, a $18.4 million net income, a $47.0 million net income and a $27.1 million net income, respectively, attributable to the noncontrolling interest of Changyou was recognized in the Sohu Group’s consolidated statements of comprehensive income/(loss), representing a nil, 33% and 33%, respectively, of the economic interest in Changyou attributable to shareholders other than Sohu.
Noncontrolling Interest of Sogou (Discontinued)
For the years ended December 31, 2020, 2019 and 2018, respectively, a negative $60.7 million net income, a $59.0 million net income and a $65.6 million net income, respectively, attributable to the noncontrolling interest of Sogou was recognized in the Sohu Group’s consolidated statements of comprehensive income/(loss), representing Sogou’s net income/(loss) attributable to shareholders other than Sohu.

20.	NET INCOME/(LOSS) PER SHARE
Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares comprise shares issuable upon the exercise or settlement of share-based awards using the treasury stock method. The dilutive effect of share-based awards with performance requirements is not considered before the performance targets are actually met. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.
Additionally, for purposes of calculating the numerator of diluted net income/(loss) per share, the net income/(loss) attributable to the Sohu Group is calculated as discussed below. The adjustment will not be made if there is an anti-dilutive effect.
Changyou’s Net Income/(Loss) Attributable to Sohu
Prior to the completion of the Changyou Merger on April 17, 2020, Changyou’s net income/(loss) attributable to Sohu was determined using the percentage that the weighted average number of Changyou shares held by Sohu represented of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Changyou, which was used for the calculation of basic net income per share. After the completion of the Changyou Merger, Sohu holds 100%
of the combined total of Changyou’s outstanding ordinary shares, so Changyou’s net income/(loss) is wholly attributable to Sohu.
After the completion of the Changyou Merger, the Sohu Board approved the Changyou Plans’ Modification, pursuant to which, among other things, a portion of the share options previously granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger were settled by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share
exercise price of $0.01 of such options. None of the remaining share options granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger or that become vested in the future, and none of the share options granted under the Changyou 2019 Share Incentive Plan, will be exercisable, but can only be repurchased by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on the fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.
In the calculation of Sohu’s diluted net income/(loss) per share, before the Sohu Board’s approval of the Changyou Plans’ Modification, a dilutive effect should be assumed. All of Changyou’s existing unvested restricted share units and share options, and vested restricted share units and share options that have not yet been settled or exercised, are treated as vested and settled under the treasury stock method, causing the percentage of the weighted average number of shares held by Sohu in Changyou to decrease. As a result, Changyou’s net income/(loss) attributable to Sohu on a diluted basis decreased accordingly. The effect of this calculation is presented as “incremental dilution from Changyou” in the table below. Assuming an anti-dilutive effect, all of these Changyou restricted share units and share options are excluded from the calculation of Sohu’s diluted net income/(loss) per share. As a result, Changyou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share.

After the Changyou Plans’ Modification, all of Changyou’s previously granted share-based awards have been reclassified as obligation-based awards. Accordingly, all of those Changyou awards are excluded from the calculation of Sohu’s diluted net income/(loss) per share. Changyou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share. There have been no diluted effects resulting from Changyou’s existing unvested share options.
Sogou’s Net Income/(Loss) Attributable to Sohu (Discontinued)
Sogou’s net income/(loss) attributable to Sohu is determined using the percentage that the weighted average number of Sogou shares held by Sohu represents of the weighted average number of Sogou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Sogou, which is used for the calculation of basic net income per share. Sogou’s net income/(loss) attributable to Sohu is reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income.
In the calculation of Sohu’s diluted net income/(loss) per share, assuming a dilutive effect, the percentage of Sohu’s shareholding in Sogou was calculated by treating convertible preferred shares issued by Sogou as having been converted at the beginning of the period and unvested Sogou share options with the performance targets achieved as well as vested but unexercised Sogou share options as having been exercised during the period. The dilutive effect of share-based awards with a performance requirement was not considered before the performance targets were actually met. The effect of this calculation is presented as “incremental dilution from Sogou” in the table below. Assuming an anti-dilutive effect, all of these Sogou shares and share options are excluded from the calculation of Sohu’s diluted income/(loss) per share. As a result, Sogou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share.
For the year ended December 31, 2020, all of the Sogou share options had a dilutive effect, and therefore were included in the calculation of Sohu.com Limited’s diluted net income/(loss) per share. This impact is presented as “incremental dilution from Sogou” in the table below.
The following table presents the calculation of the Sohu Group’s basic and diluted net loss per share (in thousands, except per share data).

	Year Ended December 31,
	2018	2019	2020
Numerator:
Net loss from continuing operations attributable to Sohu.com Limited, basic	$(163,038)	$(156,722)	$(54,975)
Net income/(loss) from discontinued operations attributable to Sohu.com Limited, basic	2,956	7,386	(31,137)
Net loss attributable to Sohu.com Limited, basic	(160,082)	$(149,336)	(86,112)
Effect of dilutive securities:
Incremental dilution from Changyou	(381)	(507)	(392)
Incremental dilution from Sogou	(496)	(606)	0
Net loss from continuing operations attributable to Sohu.com Limited, diluted	(163,659)	(157,282)	(55,365)
Net income/(loss) from discontinued operations attributable to Sohu.com Limited, diluted	2,700	6,833	(31,139)

Net loss attributable to Sohu.com Limited, diluted	$(160,959)	$(150,449)	(86,504)

Denominator:
Weighted average basic ordinary shares outstanding	38,959	39,249	39,452
Effect of dilutive securities:
Share options and restricted share units	0	0	0

Weighted average diluted ordinary shares outstanding	$38,959	$39,249	$39,452

Basic net loss per share attributable to Sohu.com Limited
Continuing operations	$(4.18)	$(3.99)	$(1.39)
Discontinued operations	0.07	0.19	(0.79)

Net loss per share	(4.11)	(3.80)	(2.18)

Diluted net loss per share attributable to Sohu.com Limited
Continuing operations	$(4.20)	$(4.01)	$(1.40)
Discontinued operations	0.07	0.18	(0.79)

Net loss per share	(4.13)	(3.83)	(2.19)

21.	CHINA CONTRIBUTION PLAN
The Sohu Group’s subsidiaries and consolidated VIEs in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Group’s subsidiaries and consolidated VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group’s China-based subsidiaries and consolidated VIEs have no further commitments beyond their monthly contributions. For the years ended December 31, 2020, 2019 and 2018, the Group’s China based subsidiaries and consolidated VIEs contributed a total of $59.2 million, $79.2 million and $89.9 million, respectively, to these funds.

22.	PROFIT APPROPRIATION
The Sohu Group’s China-based subsidiaries and VIEs are required to make appropriations to certain non-distributable
reserve funds.
On March 15, 2019, the Standing Committee of the National People’s Congress of the PRC issued the
Law of the People’s Republic of China on Foreign Investment
(the “Foreign Investment Law”), which took effect on January 1, 2020 and replaced the
Law of the People’s Republic of China on Foreign Investment Enterprises
, promulgated on April 12, 1986 and most recently amended on September 3, 2016 (the “Replaced Foreign Investment Enterprises Law”), and certain other laws and regulations relating to foreign investment. On December 12, 2019, the State Council of the PRC also issued the
Implementing Regulations of the Foreign Investment Law.,
which became effective on January 1, 2020.
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
For the years ended December 31, 2020, 2019 and 2018, the total amount of profits contributed to these funds by the Group was $0.4 million, $10.4 million and $7.3 million, respectively. As of December 31, 2020 and 2019, the total amount of profits contributed to these funds by the Group was $81.1 million and $80.7 million, respectively.

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

23.	CONCENTRATION RISKS
Because its operations are substantially conducted in the PRC, the Sohu Group is subject to
PRC-related
political, economic and legal risks. Besides these risks, the Sohu Group may also have the following concentration risks.
Operation Risk
For the years ended December 31, 2020, 2019 and 2018, there were no revenues from customers that individually represent greater than 10% of the total online advertising revenues.
For the year ended December 31, 2020, revenues from TLBB were $309.7 million, accounting for approximately 58% of Changyou’s online game revenues, approximately 56% of Changyou’s total revenues and approximately 41% of the Sohu Group’s total revenues. For the year ended December 31, 2020, revenues from Legacy TLBB Mobile were $88.3 million, accounting for approximately 16% of Changyou’s online game revenues, approximately 16% of Changyou’s total revenues, and approximately 12% of the Sohu Group’s total revenues.
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
Credit Risk
As of December 31, 2020, approximately 95% of the Sohu Group’s cash and cash equivalents and short-term investments were held in 22 financial institutions in Mainland China. The remaining cash and cash equivalents and short-term investments were held primarily in financial institutions in Hong Kong and Macao.
As of December 31, 2019, approximately 89% of the Sohu Group’s cash and cash equivalents and short-term investments were held in 23 financial institutions in Mainland China. The remaining cash and cash equivalents and short-term investments were held primarily in financial institutions in Hong Kong and Macao.
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
Management expects that any additional institutions that the Sohu Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Sohu Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2020 and 2019, the Sohu Group held its cash and bank deposits in different financial institutions and held no more than approximately 59% and 19%, respectively, of its total cash at any single institution.
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

24.	RESTRICTED NET ASSETS
Relevant PRC law and regulations permit payment of dividends by
PRC-based
operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a
PRC-based
operating entity is required to annually appropriate 10% of net after-tax
income to the statutory surplus reserve fund (see Note 23) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations,
PRC-based
operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from
PRC-based
operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2020, the Group had restricted net assets in the amount of $347.4 million.

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
As of December 31, 2019 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.
SOHU.COM LIMITED
CONDENSED BALANCE SHEETS
(In thousands)

	As of December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$3,756	$586
Prepaid and other current assets	744	1,609
Due from subsidiaries and VIEs	530,182	528,218

Total current assets	534,682	530,413
Interests in subsidiaries and VIEs	22,093	0
Other assets, net	27,736	27,496

Total assets	$584,511	$557,909

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	3,757	1,932
Deficit of investment in subsidiaries and VIEs	0	50,101
Long-term liabilities	152,300	158,507

Total liabilities	156,057	210,540

Shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 39,269 shares and 39,306 shares, respectively, issued and outstanding as of December 31, 2019 and 2020)	39	39
Additional paid-in capital	948,201	952,733
Accumulated other comprehensive income	24,351	29,189
Accumulated deficit	(544,137)	(634,592)

Total shareholders’ equity	428,454	347,369

Total liabilities and shareholders’ equity	$584,511	$557,909

SOHU.COM LIMITED
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2018	2019	2020
Revenues	$0	$0	$0
Cost of revenues	0	0	0

Gross profit	0	0	0

Operating expenses:
General and administrative	12,206	2,320	1,613

Operating loss	(12,206)	(2,320)	(1,613)
Share of loss of subsidiaries and VIEs	(232,307)	(184,092)	(77,221)
Other income/(expense)	22	44,738	(1,083)
Interest income	5,865	225	12

Loss before income tax expense/(benefit)	(238,626)	(141,449)	(79,905)
Income tax expense/(benefit)	(78,544)	7,887	6,207

Net loss	(160,082)	(149,336)	(86,112)

Other comprehensive income/(loss)	(13,494)	24,351	29,189

Comprehensive loss	$(173,576)	$(124,985)	$(56,923)

SOHU.COM LIMITED
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2018	2019	2020
Cash flows from operating activities:
Net loss	$(160,082)	$(149,336)	$(86,112)
Adjustments to reconcile net loss to net cash provided by operating activities:
Investment loss from subsidiaries and VIEs	232,307	184,092	77,221
Share-based compensation expense/(benefit)	(1,916)	395	0
Others	(993)	0	0
Changes in current assets and liabilities:
Due from subsidiaries and VIEs	(2,963)	(59,533)	1,964
Prepaid and other current assets	(3,996)	425	(865)
Tax liabilities	(79,569)	7,886	6,207
Accrued liabilities	1,892	(3,715)	(1,825)

Net cash used in operating activities	(15,320)	(19,786)	(3,410)

Cash flows from investing activities:
Dividend received	0	7,050	0

Net cash used in operating activities	0	7,050	0

Net decrease in cash, cash equivalents, restricted cash and restricted time deposits	(15,320)	(12,736)	(3,410)
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of year	2,845	16,732	3,996
Cash and cash equivalents, restricted cash and restricted time deposits of Sohu.com Limited at the date of the liquidation of Sohu.com Inc.	29,207	0	0

Cash, cash equivalents, restricted cash and restricted time deposits at end of year	$16,732	$3,996	$586

Reconciliation of cash, cash equivalents, and restricted time deposits to the condensed balance sheets:
Cash and cash equivalents	$16,492	$3,756	$586
Restricted time deposits included in other assets	240	240	0

Total cash, cash equivalents, restricted cash and restricted time deposits at end of year	$16,732	$3,996	$586