Form 20-F
period 2021-12-31
Sohu.com Ltd
filed 2022-03-31
CIK 1734107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
8610-
6272
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 38,220,845 ordinary shares, par value $0.001 per share, as of December 31, 2021.
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
In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•
“we,” “us,” “our,” “our company,” “our Group,” the “Sohu Group,” the “Group,” and “Sohu” refer to Sohu.com Limited (or our predecessor Sohu.com Inc., as applicable) and, unless the context requires otherwise, include its subsidiaries and variable interest entities (“VIEs”). As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts. Sohu.com Inc., a Delaware corporation, was dissolved on May 31, 2018 and Sohu.com Limited, which before then was a direct wholly-owned subsidiary of Sohu.com Inc., replaced Sohu.com Inc. as the top-tier,
publicly-traded holding company of the Sohu Group. See “Information on the Company-History and Development of the Company” in Item 4 of this annual report.

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, par value $0.001 per share;

•	“Changyou” refers to Changyou.com Limited, a Cayman Islands exempted company, and unless the context requires otherwise, includes its subsidiaries and VIEs;

•	“China,” the “PRC,” or “Mainland China” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Hong Kong, Macau, and Taiwan;

•	“HNTE” refers to high and new technology enterprises;

•	“IVAS” refers to our Internet value-added services;

•	“IPO” refers to an initial public offering;

•	“KNSE” refers to key national software enterprises;

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
client-end
access software installation requirements. In previous annual reports, we have sometimes used the terms “MMOGs” and “MMORPGs” when referring to these client-end
installed games played through personal computers;

•	“PRC GAAP” refers to generally accepted accounting principles of the PRC;

•	“RMB” refers to the Renminbi, which is the legal currency of China;

•	“Sogou” refers to Sogou Inc., a Cayman Islands exempted company, and unless the context requires otherwise, includes its subsidiaries and VIEs;

•	“Tencent” refers to Tencent Holdings Limited and its subsidiaries under International Financial Reporting Standards;

•	“Tian Long Ba Bu,” refers to the popular novel of that name by the famous Chinese writer Louis Cha;

•	“TLBB” or “TLBB PC” refers to the PC game developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB 3D” refers to a mobile game that was developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB Honor” refers to another mobile game that was developed based on the title and characters of Tian Long Ba Bu, which adopts an innovative portrait interface;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“U.S. TCJA” refers to the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017; and

•	“VIE” refers to an entity that is a variable interest entity under U.S. GAAP, including a subsidiary of an entity that is a variable interest entity under U.S. GAAP.
This annual report on Form
20-F
includes our audited consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019, 2020, and 2021 and audited consolidated balance sheets as of December 31, 2020 and 2021.
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
Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017, trading under the symbol “SOGO.” On September 23, 2021, we completed the transactions contemplated by a Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, among us, our indirect wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and TitanSupernova Limited (“Tencent Merger Sub”), an indirect wholly-owned subsidiary of Tencent (as so amended, the “Tencent/Sohu Sogou Share Purchase Agreement”), in which Sohu Search sold all of the Class A ordinary shares of Sogou and Class B ordinary shares of Sogou owned by Sohu Search to Tencent Merger Sub at a purchase price of $9.00 per share (the “Tencent/Sohu Sogou Share Purchase”). We received gross consideration of approximately $1.18 billion in cash from the Tencent/Sohu Sogou Share Purchase. Also on September 23, 2021, shortly after the completion of the Tencent/Sohu Sogou Share Purchase, Tencent Merger Sub was merged with and into Sogou (the “Sogou Merger”) pursuant to a definitive Agreement and Plan of Merger, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021 (as so amended, the “Sogou Merger Agreement”), among Sogou, Tencent Merger Sub, and two other wholly-owned subsidiaries of Tencent. As a result of the completion of the Tencent/Sohu Sogou Share Purchase and the Sogou Merger, we no longer have any beneficial ownership interest in Sogou. See “Item 4. Information on the Company—History and Development of the Company” for a more detailed description of the transactions contemplated by the Tencent/Sohu Sogou Share Purchase Agreement and the Sogou Merger Agreement.
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
These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading Chinese online media, video, and game business group in China;

•	our expected development, launch and market acceptance of our products and services;

•	our various initiatives to implement our business strategies to expand our business;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online media, video, and game industries in China;

•	the PRC government policies relating to the Internet and Internet content providers, including online media, video, and game developers and operators; and

•
the effect that PRC laws and regulations; PRC government policies; and the views of courts, arbitral tribunals, and other governmental authorities may have on our ability to rely on contractual rights to effect control and management of the VIEs that are consolidated with us and our ability to consolidate such VIEs’ results of operations, assets, and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIEs to our corresponding PRC subsidiaries.

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
Financial Information Related to VIEs and Sohu.com Limited
We do not own the VIEs that we consolidate in our financial statements. We consolidate the results of the VIEs and their subsidiaries under U.S. GAAP through our contractual arrangements with the VIEs and their nominee shareholders. For more details of such contractual arrangements, see Item 7 “Related Party Transactions - Contractual Arrangements with VIEs and their Shareholders” of this annual report.
Between our entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria for discontinued operations. Accordingly, the results of operations of Sogou and the gain of approximately $855 million, net of transaction and other costs, from its disposal are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. The financial position, results of operations, and cash flows in relation to the discontinued operations were therefore not disaggregated considering they will not constitute any part of our consolidated financial statements going forward after the completion of the Tencent/Sohu Sogou Share Purchase.

The following table presents our condensed consolidating schedule of financial position for our top-tier
publicly-traded holding company Sohu.com Limited (the “Company”), our wholly-owned subsidiaries (“WFOEs”) that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and the VIEs and their subsidiaries that we consolidate as of the dates presented (in thousands):

	As of December 31, 2020
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents		$586	61,505	107,938	47,028	0	217,057
Restricted cash		0	112,028	217,552	1,211	0	330,791
Short-term investments		0	31,429	69,163	153	0	100,745
Accounts receivable, net		0	19,870	20,417	47,234	0	87,521
Prepaid and other current assets		1,609	9,932	110,316	15,385	(30,652)	106,590
Intra-Group receivables due from the Company’s subsidiaries (1)		533,678	486,704	1,015,652	506,659	(2,542,693)	0

Total current assets from continuing operations		535,873	721,468	1,541,038	617,670	(2,573,345)	842,704

Assets held for sale (current)							1,412,168

Total current assets							2,254,872

Fixed assets, net		0	55,929	281,450	295	0	337,674
Investment in subsidiaries and VIEs (2)		0	898,680	347,153	0	(1,245,833)	0
Restricted time deposits		0	19,924	81,595	0	0	101,519
Other non-current assets		22,036	22,324	15,945	69,284	(1,533)	128,056

Total assets	$						2,822,121

LIABILITIES
Current liabilities:
Accounts payable		$0	15,824	80,642	11,145	0	107,611
Accrued liabilities		1,739	13,677	95,209	46,888	0	157,513
Receipts in advance and deferred revenue		0	1,402	7,577	43,076	0	52,055
Accrued salary and benefits		138	48,396	44,594	7,698	0	100,826
Tax payables		0	4,322	19,262	4,422	0	28,006
Short-term bank loans		0	315,550	0	0	0	315,550
Intra-Group payables due to the Company’s subsidiaries (1)		0	1,216,889	975,205	350,599	(2,542,693)	0
Other short-term liabilities		55	89,751	21,989	25,028	(30,652)	106,171

Total current liabilities from continuing operations		1,932	1,705,811	1,244,478	488,856	(2,573,345)	867,732

Liabilities held for sale (current)							416,998

Total current liabilities							1,284,730

Long-term other payables		0	0	3,202	0	0	3,202
Long-term bank loans		0	92,000	0	0	0	92,000
Long-term tax liabilities		158,507	16,119	0	14,134	0	188,760
Deferred tax liabilities		0	206,594	8,985	2,014	0	217,593
Deficit of investment in subsidiaries and VIEs		50,101	0	0	0	(50,101)	0
Other non-current liabilities		0	84	3,485	1,819	(1,533)	3,855

Total long-term liabilities		208,608	314,797	15,672	17,967	(51,634)	505,410

Total liabilities	$						1,790,140

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity							347,369
Noncontrolling interest							684,612

Total shareholders’ equity (2)							1,031,981

Total liabilities and shareholders’ equity	$						2,822,121

	As of December 31, 2021
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents	$13,564	606,306	346,566	32,513	0	998,949
Restricted cash	0	0	1,969	0	0	1,969
Short-term investments	0	147,598	251,747	0	0	399,345
Accounts receivable, net	0	25,552	20,971	36,027	0	82,550
Prepaid and other current assets	723	13,224	74,528	18,836	0	107,311
Intra-Group receivables due from the Company’s subsidiaries (1)	539,677	670,362	837,566	647,330	(2,694,935)	0

Total current assets	553,964	1,463,042	1,533,347	734,706	(2,694,935)	1,590,124

Fixed assets, net	0	55,358	274,212	427	0	329,997
Investment in subsidiaries and VIEs (2)	918,243	779,717	562,971	0	(2,260,931)	0
Long-term time deposits	0	0	189,007	0	0	189,007
Other non-current assets	22,036	9,469	19,976	86,744	(1,568)	136,657

Total assets	$1,494,243	2,307,586	2,579,513	821,877	(4,957,434)	2,245,785

LIABILITIES
Current liabilities:
Accounts payable	$0	21,301	53,821	12,325	0	87,447
Accrued liabilities	1,678	11,257	81,566	43,695	0	138,196
Receipts in advance and deferred revenue	0	4,938	6,259	45,844	0	57,041
Accrued salary and benefits	83	25,637	57,372	8,393	0	91,485
Tax payables	9	7,925	7,241	1,539	0	16,714
Intra-Group payables due to the Company’s subsidiaries (1)	36,912	1,011,224	1,184,312	462,487	(2,694,935)	0
Other short-term liabilities	1,358	58,866	38,250	14,094	0	112,568

Total current liabilities	40,040	1,141,148	1,428,821	588,377	(2,694,935)	503,451

Long-term other payables	0	0	3,922	0	0	3,922
Long-term tax liabilities	163,334	16,119	0	14,465	0	193,918
Deferred tax liabilities	0	237,116	8,726	3,323	0	249,165
Other non-current liabilities	0	0	2,960	1,750	(1,568)	3,142

Total long-term liabilities	163,334	253,235	15,608	19,538	(1,568)	450,147

Total liabilities	$203,374	1,394,383	1,444,429	607,915	(2,696,503)	953,598

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity	1,290,869	911,936	1,135,084	213,962	(2,260,982)	1,290,869
Noncontrolling interest	0	1,267	0	0	51	1,318

Total shareholders’ equity (2)	1,290,869	913,203	1,135,084	213,962	(2,260,931)	1,292,187

Total liabilities and shareholders’ equity	$1,494,243	2,307,586	2,579,513	821,877	(4,957,434)	2,245,785

The following table presents our condensed consolidating schedules of results of operations for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2019
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	111,548	79,972	482,283	0	673,803
Intra-Group revenues (3)		0	25,606	321,469	29,674	(376,749)	0

Total revenues		0	137,154	401,441	511,957	(376,749)	673,803
Cost of revenues:
Third-party cost of revenues		0	15,105	127,498	101,044	0	243,647
Intra-Group cost of revenues (3)		0	2,234	39,692	139,765	(181,691)	0

Total cost of revenues		0	17,339	167,190	240,809	(181,691)	243,647

Gross profit		0	119,815	234,251	271,148	(195,058)	430,156
Operating expenses:
Third-party operating expenses		2,320	75,800	354,102	69,131	0	501,353
Intra-Group operating expenses (3)		0	4,260	6,044	184,799	(195,103)	0

Total operating expenses		2,320	80,060	360,146	253,930	(195,103)	501,353

Operating profit/(loss)		(2,320)	39,755	(125,895)	17,218	45	(71,197)
Income/(loss) from subsidiaries and VIEs (2)		(167,657)	(154,566)	75,149	0	247,074	0
Non-operating income/(expense)		21,142	11,870	(36,770)	4,929	(45)	1,126

Income/(loss) before income tax expense		(148,835)	(102,941)	(87,516)	22,147	247,074	(70,071)
Income tax expense		7,887	6,493	11,508	2,540	0	28,428

Net income/(loss) from continuing operations		(156,722)	(109,434)	(99,024)	19,607	247,074	(98,499)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders		0	58,223	0	0	0	58,223

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(156,722)	(167,657)	(99,024)	19,607	247,074	(156,722)
Net income from discontinued operations, net of tax							7,386

Net loss	$						(149,336)

	Year Ended December 31, 2020
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	119,098	77,812	552,980	0	749,890
Intra-Group revenues (3)		0	19,598	390,062	30,207	(439,867)	0

Total revenues		0	138,696	467,874	583,187	(439,867)	749,890
Cost of revenues:
Third-party cost of revenues		0	24,674	99,430	93,333	0	217,437
Intra-Group cost of revenues (3)		0	4,376	34,280	141,717	(180,373)	0

Total cost of revenues		0	29,050	133,710	235,050	(180,373)	217,437

Gross profit		0	109,646	334,164	348,137	(259,494)	532,453
Operating expenses:
Third-party operating expenses		1,613	95,727	310,759	50,983	0	459,082
Intra-Group operating expenses (3)		0	3,957	741	254,796	(259,494)	0

Total operating expenses		1,613	99,684	311,500	305,779	(259,494)	459,082

Operating profit/(loss)		(1,613)	9,962	22,664	42,358	0	73,371
Income/(loss) from subsidiaries and VIEs (2)		(46,084)	69,099	78,938	0	(101,953)	0
Non-operating income/(expense)		(1,071)	(3,948)	24,679	3,668	0	23,328

Income/(loss) before income tax expense		(48,768)	75,113	126,281	46,026	(101,953)	96,699
Income tax expense		6,207	102,749	20,000	4,270	0	133,226

Net income/(loss) from continuing operations		(54,975)	(27,636)	106,281	41,756	(101,953)	(36,527)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders		0	18,448	0	0	0	18,448

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(54,975)	(46,084)	106,281	41,756	(101,953)	(54,975)
Net loss from discontinued operations, net of tax							(31,137)

Net loss	$						(86,112)

	Year Ended December 31, 2021
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	90,830	79,923	664,823	0	835,576
Intra-Group revenues (3)		0	275,774	256,801	21,488	(554,063)	0

Total revenues		0	366,604	336,724	686,311	(554,063)	835,576
Cost of revenues:
Third-party cost of revenues		0	26,055	96,891	81,725	0	204,671
Intra-Group cost of revenues (3)		0	4,957	37,732	136,221	(178,910)	0

Total cost of revenues		0	31,012	134,623	217,946	(178,910)	204,671

Gross profit		0	335,592	202,101	468,365	(375,153)	630,905
Operating expenses:
Third-party operating expenses		1,768	123,963	335,576	72,126	0	533,433
Intra-Group operating expenses (3)		0	11,325	2,831	366,762	(380,918)	0

Total operating expenses		1,768	135,288	338,407	438,888	(380,918)	533,433

Operating profit/(loss)		(1,768)	200,304	(136,306)	29,477	5,765	97,472
Income/(loss) from subsidiaries and VIEs (2)		75,343	(71,989)	218,623	0	(221,977)	0
Non-operating income/(expense)		526	(3,017)	32,843	9,508	(5,765)	34,095

Income before income tax expense		74,101	125,298	115,160	38,985	(221,977)	131,567
Income tax expense		4,827	49,958	4,331	3,180	0	62,296

Net income from continuing operations		69,274	75,340	110,829	35,805	(221,977)	69,271
Less: Net loss from continuing operations attributable to the noncontrolling interest shareholders		0	(3)	0	0	0	(3)

Net income from continuing operations attributable to Sohu.com Limited		69,274	75,343	110,829	35,805	(221,977)	69,274
Net income from discontinued operations, net of tax							858,451

Net income	$						927,725

The following table presents our condensed consolidating schedules of cash flows for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2019
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	$(3,126)	26,983	(377,027)	334,903	0	(18,267)
Net cash provided by/(used in) transactions with intra-Group entities	0	23,240	287,003	(310,243)	0	0

Net cash provided by/(used in) continuing operating activities (4)	(3,126)	50,223	(90,024)	24,660	0	(18,267)
Net cash provided by discontinued operating activities						228,857

Net cash provided by operating activities						210,590
Cash flows from investing activities:
Net cash used in transactions with external parties	0	(11,975)	(189,567)	(13,272)	0	(214,814)
Net cash used in transactions with intra-Group entities	(9,610)	(439,805)	(318,738)	(40,426)	808,579	0

Net cash used in continuing investing activities (4)	(9,610)	(451,780)	(508,305)	(53,698)	808,579	(214,814)
Net cash used in discontinued investing activities						(228,406)

Net cash used in investing activities						(443,220)
Cash flows from financing activities:
Net cash used in transactions with external parties	0	(374,682)	(105,066)	0	0	(479,748)
Net cash provided by transactions with intra-Group entities	0	294,566	487,454	26,559	(808,579)	0

Net cash provided by/(used in) continuing financing activities (4)	0	(80,116)	382,388	26,559	(808,579)	(479,748)
Net cash used in discontinued financing activities						(33,415)

Net cash used in financing activities						(513,163)

	Year Ended December 31, 2020
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	$(5,371)	(25,798)	(264,700)	459,263	0	163,394
Net cash provided by/(used in) transactions with intra-Group entities	0	18,721	360,928	(379,649)	0	0

Net cash provided by/(used in) continuing operating activities (4)	(5,371)	(7,077)	96,228	79,614	0	163,394
Net cash provided used in discontinued operating activities						(68,187)

Net cash provided by operating activities						95,207
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	0	167,702	17,464	(773)	0	184,393
Net cash provided by/(used in) transactions with intra-Group entities	1,961	5,660	226,972	(106,321)	(128,272)	0

Net cash provided by/(used in) continuing investing activities (4)	1,961	173,362	244,436	(107,094)	(128,272)	184,393
Net cash provided by discontinued investing activities						235,374

Net cash provided by investing activities						419,767
Cash flows from financing activities:
Net cash provided by/(used in) transactions with external parties	0	204,941	(103,146)	0	0	101,795
Net cash provided by/(used in) transactions with intra-Group entities	0	(254,216)	93,193	32,751	128,272	0

Net cash provided by/(used in) continuing financing activities (4)	0	(49,275)	(9,953)	32,751	128,272	101,795
Net cash used in discontinued financing activities						(8,209)

Net cash provided by financing activities						93,586

	Year Ended December 31, 2021
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	$(517)	(127,098)	(299,947)	541,172	0	113,610
Net cash provided by/(used in) transactions with intra-Group entities	0	288,308	217,245	(505,553)	0	0

Net cash provided by/(used in) continuing operating activities	(517)	161,210	(82,702)	35,619	0	113,610
Net cash used in discontinued operating activities						(175,888)

Net cash used in operating activities						(62,278)
Cash flows from investing activities:
Net cash used in transactions with external parties	0	(112,599)	(400,933)	(23,887)	0	(537,419)
Net cash provided by/(used in) transactions with intra-Group entities	(5,999)	(172,370)	209,079	(140,671)	109,961	0

Net cash used in continuing investing activities	(5,999)	(284,969)	(191,854)	(164,558)	109,961	(537,419)
Net cash provided by discontinued investing activities						1,054,148

Net cash provided by investing activities						516,729
Cash flows from financing activities:
Net cash used in transactions with external parties	(17,418)	(407,550)	0	0	0	(424,968)
Net cash provided by/(used in) transactions with intra-Group entities	36,912	(236,658)	197,819	111,888	(109,961)	0

Net cash provided by/(used in) continuing financing activities	19,494	(644,208)	197,819	111,888	(109,961)	(424,968)
Net cash used in discontinued financing activities						(9,132)

Net cash used in financing activities						(434,100)
Note (1): Represents the elimination of intercompany balances among Sohu.com Limited, the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate. The intra-Group receivables of Sohu.com Limited and the intra-Group payables of the VIEs and their subsidiaries that we consolidate, as of December 31, 2020 have been revised from amounts previously disclosed in the financial statements Notes.
Note (2): Represents the elimination of investments among Sohu.com Limited, the Primary Beneficiaries of VIEs, the Other Subsidiaries, and VIEs and their subsidiaries that we consolidate.
Note (3): Represents the elimination of the intercompany service charge at the consolidation level.
Note (4): The net cash provided by/(used in) operating activities and investing activities of Sohu.com Limited and the net cash provided by/(used in) operating activities, investing activities and financing activities of the VIEs and their subsidiaries that we consolidate, for the years ended December 31, 2020 and 2019 have been revised from amounts previously disclosed in the financial statements Notes.

Transfers of Cash Within the Sohu Group
The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs (in thousands):

	Year ended December 31,
	2019	2020	2021
Cash paid by the VIEs to our subsidiaries under service agreements	$(341,696)	$(411,668)	$(528,330)
Cash received by the VIEs from our subsidiaries under service agreements	31,453	32,019	22,777
Cash paid by the VIEs to our subsidiaries for intra-Group financing	(40,426)	(106,321)	(140,671)
Cash received by the VIEs from our subsidiaries for intra-Group financing	26,559	32,751	111,888

Risk Factors
Risks Related to Our Business
We are subject to the risks associated with operating in an evolving market.
As a company operating in the rapidly evolving PRC Internet market, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	continue to attract users to remain with us and use our products and services as the primary means of surfing the Internet switches from traditional PCs to mobile phones and other portable devices;

•	build our businesses such as Sohu Media Portal, Sohu Video, Focus, online games, and other businesses successfully;

•	continue to attract a large audience to our matrices of Chinese language content and services by expanding the type and technical sophistication of the content and services we offer;

•	maintain and develop a sufficiently large advertiser base for our brand advertising business;

•	maintain and attract online game users by periodically updating our existing online games and developing and launching new online games;

•	increase the revenues derived from our fee-based services and products we offer online;

•	effectively control increases in our costs and expenses; and

•	attract and retain qualified personnel.
Our operating results are likely to fluctuate significantly and may differ from market expectations.
Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors which could have an adverse impact on our business. Our online advertising revenues often fluctuate as our advertisers adjust their online marketing spending as their industries go through business and economic cycles. Our advertisers’ online marketing spending may also be negatively impacted by the ongoing
COVID-19
pandemic and/or the general macroeconomic environment in China, which in turn could negatively impact our online advertising revenues. Also see “- We depend on revenues from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.”
We depend on revenues from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.
For the year ended December 31, 2021, 60% of our total revenues and 79% of our online game revenues were derived from TLBB and Legacy TLBB Mobile. However, the popularity of PC games continues to decline as game players have switched to mobile devices to access online games. Despite Changyou’s efforts to improve TLBB, our game players may nevertheless lose interest in it over time and TLBB’s popularity, revenues, and profitability may decline accordingly. If Changyou fails to improve and update TLBB on a timely basis, or if Changyou’s competitors introduce more popular games, including mobile games, catering to Changyou’s game-player base, the decline in TLBB’s popularity can be expected to accelerate, which could cause a significant decrease in our revenues. If Changyou’s revenues from TLBB and Legacy TLBB Mobile continue to decline as they have in recent years, or if Changyou’s online game revenues from games other than TLBB and Legacy TLBB Mobile do not grow or if they decrease, our revenues, net income, and operating cash flow will be adversely affected. Furthermore, any interruptions in TLBB’s and Legacy TLBB Mobile’s operations could cause significant decreases in our revenues, net income, and operating cash flow.

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
We have many competitors in the PRC Internet market, including 58.com, Alibaba, Archosaur, Autohome, Baidu, Bilibili, BitAuto, Century Huatong (formerly known as Shanda), Douyin, Douyu, Fang, Giant, Huya, IGG, iQIYI, JOYY, Kuaishou, Leju, Lilith, Mango TV, miHoYo, Momo, NetDragon, NetEase, Perfect World, Phoenix, Qutoutiao, Sina, Tencent, TouTiao, and Youku. We compete with our peers and competitors in China primarily on the following basis:

•	access to financial resources;

•	gateway to a host of Internet user activities;

•	technological advancements;

•	attractiveness of products;

•	brand recognition;

•	volume of traffic and users;

•	quality of Internet platforms and content;

•	strategic relationships;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	talent of staff; and

•	pricing;
Our competitors may have certain competitive advantages over us including:

•	greater brand recognition among Internet users and clients;

•	better products and services;

•	larger user and advertiser bases;

•	more extensive and well-developed marketing and sales networks; and

•	substantially greater financial and technical resources.
Our existing competitors may in the future achieve greater market acceptance and gain a greater market share through launching of new products, introducing new technologies, or forming alliances among themselves, or may enhance their ability to compete with us through mergers and acquisitions or financing activities. For example, during the past few years, many of our competitors have successfully raised significant amounts of capital through IPOs, follow-on
public equity offerings, and convertible bond offerings. Several of our competitors have also conducted private placements of equity or debt that included alliances with larger partners who are able to bring them strategic advantages in addition to financing. By enhancing their capital bases and forming strategic alliances, our competitors have strengthened their competitiveness and gained greater brand recognition. Recently some of our major competitors have actively invested or initiated transactions in the market sectors in which we operate or into which we wish to expand our business, which could make it more difficult for us to compete against them effectively. For example, investments in Qutoutiao by Tencent in March 2018 and by Alibaba in March 2019 provided Qutoutiao with considerably greater strategic resources than were previously available to it for developing and expanding its mobile content business, which resources we are unlikely to be able to match.
In addition, in recent years the Internet industry in China has been increasingly dominated by Alibaba, Baidu, and Tencent. These dominant companies may be able to further strengthen their influence in the industry by encouraging cooperation among the companies in which they invest or with which they establish strategic relationships. We may not be able to compete successfully and avoid marginalization in the industry if we are unable to develop our own comparable business ecosystem, which may be difficult for us to do in view of our relatively limited resources in comparison to these dominant companies.
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

In order to compete effectively in the primary markets in which we operate, we are likely to need additional financial and additional strategic resources, which may be hard to obtain. If our competitors are more successful than we are in obtaining necessary resources, in developing products or in attracting and retaining users and advertisers, our revenues and growth rates could decline.
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
Devices other than personal computers, such as mobile phones, tablets, wearable devices and other internet-enabled mobile devices, are used increasingly in China and in overseas markets, and have surpassed personal computers as the primary means to access the Internet. We believe that, for our business to be successful when our content and services are delivered over mobile devices, we need to design, develop, promote and operate products and applications that are attractive to users of such devices, as well as enhance targeted delivery of our content and advertising services to our users and advertising customers. The design and development of new products and applications, and our efforts to enhance the effectiveness of such targeted delivery, may not be successful. We may encounter difficulties with the installation of such new products and applications for mobile devices, such products and applications may not function smoothly, and algorithms we develop for targeted delivery may not be effective in identifying the interests and needs of our users and advertising customers. As new devices are released or updated, we may encounter problems in developing and upgrading our products or applications for use on mobile devices and we may need to devote significant resources to the creation, support, and maintenance of such products or applications for mobile devices.
Our business depends on a strong brand; thus we will not be able to attract users, customers and clients of our products and offerings if we do not maintain and develop our brands.
It is critical for us to maintain and develop our brands so as to effectively expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users, brand advertising, online game and mobile customers, we may need to substantially increase our expenditures for creating and maintaining brand loyalty. Our success in promoting and enhancing our brands, as well as our ability to remain competitive, will also depend on our success in offering high quality content, features and functionality. If we fail to promote our brands successfully or if our users or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting users, advertisers, online game players and mobile users.
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
As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing businesses. Our acquisitions could result in the use of substantial amounts of cash, issuance of potentially dilutive equity securities, significant impairment losses related to goodwill or amortization expenses related to intangible assets, and exposure to undisclosed or potential liabilities of acquired companies. Companies that we have invested in could be adversely affected by the
COVID-19
pandemic, which may lead to impairment of the values of our investments and in turn adversely affect our financial condition and operating results.
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
We are required under U.S. GAAP to test for goodwill impairment annually or more frequently if facts and circumstances warrant a review. Currently our brand advertising business is losing money, and goodwill will be impaired if the losses continue. We are also required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. For example, we recognized impairment losses of $4.0 million and $1.5 million, respectively, in 2019 and 2020 with respect to Sohu Video’s purchased video content.
Any changes in accounting rules for share-based compensation, or any changes we make in our employee share incentive plans, may adversely affect our operating results, our stock price and our competitiveness in the employee marketplace.
Our performance is largely dependent on talented and highly skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate and retain highly skilled personnel for all areas of our organization. We have a history of using employee share options and restricted stock units to align employees’ interests with the interests of our shareholders and encourage quality employees to join us and retain our quality employees by providing competitive compensation packages. We have adopted guidance on accounting for share-based compensation that requires the measurement and recognition of compensation expense for all share-based compensation based on estimated fair values. As a result, our operating results contain a charge for share-based compensation expense related to employee share options and restricted share units. The recognition of share-based compensation in our statement of comprehensive income has had and will have a negative effect on our reported results and earnings per share, which can in turn negatively affect our ADS price. On the other hand, if we modify or cancel our employee share incentive plans, share-based compensation expense might be minimized but it may also limit our ability to continue to use share-based awards as a tool to attract and retain our employees, which may adversely affect our operations. It is possible that there will be changes in the accounting rules for share-based compensation in the future that could have an adverse effect on our ADS price and our competitiveness in the employee marketplace.
Our failure to manage growth and adapt to evolving industry trends and business models could harm us.
The retention and growth of personnel requires significant time and resource commitments from us and our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or anticipate our future growth, our business could be adversely affected. As we have approximately 4,900 employees, it can be difficult for us to fully monitor each employee’s behavior. In addition, as we have several branch offices in China, it is harder for us to monitor and regulate the overall behavior of our branch offices or of individual employees at such branch offices, to effectively implement our strategy to local offices and to manage the growth of these local operations. We cannot be certain that we will be able to maintain policies and procedures that are rigorous enough or that we will be able to cause all of our employees or all of our branch offices to behave in conformity with those policies and procedures, or to ensure that our employees will not engage in conduct that could expose us to third-party liability or governmental sanctions, which may limit our future growth and hamper our business strategy. Additionally, our business relies on our reporting and data systems (including our systems for billing users of our fee-based
services), which have grown increasingly complex, due to acquisitions and the diversification and complexity of our business. Our ability to operate our business efficiently depends on these systems, and if we are unable to adapt to these changes, our business could be adversely affected.

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
We rely on third-party content providers for high-quality news, video, audio and text content in order to make our Internet platforms, which include our Websites and our applications optimized for mobile devices (“Mobile Apps”), more attractive to users and advertisers. To enlarge our video content library, we also produce self-developed video content. Content providers may increase the fees they charge us for their content, and the production costs for our self-developed video content may also rise. These could cause our costs and operating expenses to increase and affect our ability to obtain content at an economically acceptable cost. If we are not able to purchase or produce enough content, our platforms may become less attractive to users and advertisers may choose not to advertise through our Internet platforms. Except for exclusive content that we obtain from certain of our video content providers, much of the third party content provided to our Internet platforms is also available from other sources or may be provided to other Internet companies. If other Internet companies present the same or similar content in a superior manner, it would adversely affect our user traffic.
We have made efforts to create a culture for user-generated content (“UGC”) and professional generated content (“PGC”), a sub-category
of UGC where the content is created by a large group of professional or semi-professional content studios, that will allow and encourage Internet users to play an active role in the process of collecting, reporting, analyzing and disseminating content, and to encourage our users and other content providers to establish and disseminate their content, and interact, through our Internet platforms. We increasingly rely on high-quality news, video, audio and text content provided by UGC and PGC providers to generate user traffic, retain our existing users and attract new users. If we are not able to continue to attract users or other content providers to establish quality content on our Internet platforms, or if the UGC and PGC providers on our Internet platform are not able to provide quality content that is appealing to Internet users in general, the volume of our user traffic may decrease and our business and prospects may be adversely affected. Also see “We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.”
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
Our financial, operational, and administrative resources may be inadequate to sustain the growth we want to achieve. As the demands of our users and the needs of our customers change, the number of our users and volume of advertising increase, requirements for maintaining sufficient servers to provide high-definition online video and to provide game players smooth online game experiences increase, and mobile activities increase, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

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
We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. For example, a third-party Internet platform operator might provide its users access to video content on our Internet platforms while blocking Internet advertisements embedded in our video content, which could adversely affect our advertising revenues and our reputation with our current and potential advertising clients. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Our self-developed Web series video productions may be disseminated by third parties without our authorization. In addition, under the
Patent Law
, the State Council’s Patent Administration Department may grant a compulsory license to individuals or entities to use one or more of our patents if our exploitation of the patents has been determined to violate the antitrust laws. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries are still evolving. In particular, the laws of the PRC and certain other countries in which we operate our business are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources. We cannot be certain that judgments from any such lawsuits will be issued in our favor, or that any resulting damages will cover our business losses and litigation expenses, and if any such lawsuits do not achieve their intended effect, our business and operations may be adversely affected.
We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.
We cannot be certain that the products, services and intellectual property used in our normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business and have in the past been, and may in the future be, required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages or fines, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question. In addition, it is possible that content on our Internet platforms, which not only includes content developed by us but also provides a platform for a significant amount of content generated by others, may violate the intellectual property rights of third parties. We, as a primary provider of self-developed video content, may incur relatively higher monetary liability if such content is found to have infringed the intellectual property rights of third parties. Also, as we increasingly rely on content provided by third-party UGC and PGC providers on our Internet platforms, either developed by the outlets themselves or adapted from content of parties separate from such outlets, it will become increasingly difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims. Furthermore, PRC governmental authorities have recently been drawing attention to issues regarding the infringement of online intellectual property rights. For example, a governmental program, called the “Jian Wang Campaign,” aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2021, which targets copyright infringement related to the online transmission of short videos, live online broadcasting of sporting events, and online education, and aims to enhance the existing campaign with respect to the protection of news works, online music, and online literature, and in the field of
e-commerce
platforms, was launched in June 2021.
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

•	unsolicited e-mail;

•	lost or misdirected messages;

•	illegal or fraudulent use of e-mail;

•	interruptions or delays in e-mail service, or

•	illegal or inappropriate content included in advertisements on our platforms.
Investigating and defending any such claims may be expensive, even if they do not result in liability.
We may not have exclusive rights to trademarks, designs and technologies that are crucial to our business.
We have applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of our key trademarks in the PRC, including Sohu.com logos, Sohu Fox logos, www.focus.com.cn, Sohu Focus, GoodFeel logos, Go2Map, trademarks relating to Changyou products such as ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. Changyou has the right to use trademarks including TLBB, TLBB logos, and TLBB 3D for its PC game TLBB and its mobile games TLBB 3D and Legacy TLBB Mobile under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. We have also applied for patents relating to our business. While we have succeeded in registering the trademarks for most of these marks in the PRC under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of marks under other classes are still under examination by the Trademark Office of the China National Intellectual Property Administration (the “CNIPA”) and relevant authorities overseas. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the Patent Office of the CNIPA. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot be certain that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.
We may be subject to claims for invasion of personal privacy, which may force us to incur legal expenses and, if determined adversely to us, disrupt our business.
We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to audio, video and other content either on our platform or from other Websites through our platform. Procedures that we have designed to reduce the likelihood that content will be used without proper licenses or third-party consents may not be effective in preventing the unauthorized posting or sharing of content. Further, we cannot be certain that content uploaded or shared by our users is legal and will not violate the privacy of others, and we may be unable to anticipate the existence of such content on our platform or to implement adequate preventative measures. As a result, we may be subject to claims and legal proceedings relating to violations of the personal privacy of others in the ordinary course of our business and may be required to pay damages or fines or to restrict our activities. See “Governmental Regulation and Legal Uncertainties - Miscellaneous—Laws and Regulations Related to Consumer Protection and Privacy Protection—Privacy Protection.” Complying with such requirements could cause us to incur substantial expenses or necessitate that we alter or change our practices in a manner that could harm our business.

Data security breaches relating to our platforms could damage our reputation and expose us to penalties and legal liability.
We collect, process, and store on our servers significant amounts of data concerning our users, business partners and employees. Although we have taken steps to protect our user data, our security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, we are, and will continue to be, subject to various PRC regulatory requirements relating to the security and privacy of such data, including requirements that took effect in 2021 or may be imposed on us in the future, making the extent of our responsibility in that regard uncertain. For example, we are subject to the requirements of the Personal Information Protection Law (the “PIPL”), which took effect on November 1, 2021 and emphasizes the importance of processors’ obligations and responsibilities for personal information protection. See “Governmental Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Consumer Protection and Privacy Protection—Privacy Protection.” In addition, the Data Security Law, which took effect on September 1, 2021 (the “Data Security Law”), regulates data processing activities and security. Any organizations or individuals who engage in data processing activities that violate the Data Security Law can be subject to civil, administrative, or criminal penalties depending on the circumstances. On November 14, 2021, the Cyberspace Administration of China (the “CAOC”) publicly solicited opinions on the
Regulations on the Administration of Cyber Data Security (Draft for Comments)
(the “Draft Data Security Regulations”), which, if adopted, would impose enhanced requirements on internet platform operators, such as us, with respect to the protection of personal data in connection with data processing activities conducted over the internet. See “Governmental Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Security and Censorship.” For the purpose of cracking down on infringement of the legal rights and interests of APP users, the MIIT launched a campaign in 2021 and issued several notices to report Apps that were alleged to have engaged in illegal activities. Sohu Video, for example, was listed in one such notice and was required to rectify alleged violations. In addition, the CAOC carried out a similar campaign in 2021 and posted four related notices naming more than three hundred Apps which the CAOC alleged were engaging in illegal collection and use of personal information, and requiring the Apps to rectify the alleged violations within a prescribed period. In a notice posted by CAOC on June 11, 2021, Sohu News, for example, was alleged to have collected personal information unrelated to its services and was required to rectify the alleged violations.
Any failure, or perceived failure, by us, or by our partners, to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards and other requirements may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims against us. Moreover, any claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have an adverse effect on our financial condition and results of operations.
Pending or future litigation could have an adverse impact on our financial condition and results of operations.
From time to time, we have been, and may in the future be, subject to lawsuits brought against us by our competitors, individuals, or other entities. For example, a group of plaintiffs brought a lawsuit against Changyou in the Cayman Islands claiming that they were entitled to assert dissenters’ rights in the Changyou Merger. The Grand Court of the Cayman Islands, a court of first instance, ruled in the plaintiffs’ favor, and the judgment of the Cayman Court of Appeal on Changyou’s appeal of the Grand Court’s ruling has not yet been rendered. There is also a putative class action lawsuit pending against Sohu.com Limited, Sohu.com (Game) Limited (“Sohu Game”), Changyou, and others in the United States District Court for the Southern District of New York that alleges violations of U.S. securities laws in connection with the Changyou Merger.
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
COVID-19
spread rapidly in 2020 to become a worldwide pandemic. Because of the pandemic, some of our brand advertising customers have curtailed their spending on online advertising or required additional time to pay us, and such trends, which have had, and may continue to have, a negative impact on the revenues and cash flow generated from our advertising business, may continue during 2022. The extent to which
COVID-19
impacts our results of operations will depend on future developments, including the possibility of a resurgence of the
COVID-19
outbreak in China, which remain uncertain and difficult to predict.
We do not have business insurance coverage.
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. We do not have any business liability, loss of data or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.
The brand advertisement market includes many uncertainties, which could cause our brand advertising revenues to decline.
We generate a portion of our revenues from the sale of advertising for posting on our Internet platforms. Brand advertising revenues represented approximately 16% and 20% of our total revenues for the years ended December 31, 2021 and 2020, respectively. The growth of our brand advertising revenues relies on increased revenue from the sale of advertising for posting our Internet platforms, which may be affected by many of the following risk factors:

•
The advertising market is still evolving in China. Our current and potential advertising clients may not devote a significant portion of their advertising budgets to Internet-based advertising in general, or to us in particular;

•
Changes in government policy could restrict or curtail our brand advertising services. For example, during the last several years, the PRC government enacted a series of regulations, administrative instructions and policies to restrict online medical advertising. As a result of these regulations, we may lose some of our existing medical advertising clients. For another example, see “Governmental Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of Other Services—Real Estate Services” for a description of the Beijing Measures and other regulations affecting Focus’s business;

•
Advertising agencies and advertisers may adopt new methods and strategies other than brand advertising to promote their brand, or may face financial difficulties that cause them to curtail their spending on brand advertising, any of which would have an adverse effect on our advertising revenues;

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

•
We may not have systems that are sufficiently well-developed to support our brand advertising business, and as a result, we may suffer system bugs that cause bad user experiences, errors, or omissions in publishing our client’s advertisements, which could have a negative impact on our brand advertising business.

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

Many advertisers have shifted their PC online advertising budgets to advertising on mobile devices, and the forms of advertising also change rapidly. Hence we must successfully optimize, adapt and make attractive our various product and service offerings for access on mobile devices and must effectively deliver advertising content in a manner that attracts and retains users’ interest and attention or our online advertising business will suffer.
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
It has been, and can be expected to continue to be, necessary for us to invest financial, operational, strategic, technological, personnel, and other resources for our online video services. Over the years, video content costs have escalated sharply and have adversely affected our operating results. Although we have attempted to control our expenditures for online video services, in part by using relatively more self-developed video content, which we produce in house or contract with independent third-party
studios to produce for us, and relatively less content acquired from third parties, our total operating costs in this regard may continue to exceed the amount of our revenues derived from our online video platforms. Further, we compete with popular vertical online video sites, such as those operated by iQIYI, Tencent, Alibaba’s online video subsidiary Youku, and Mango TV, that have substantially greater financial resources than we do. If we are unable to expend the resources at a level necessary to self-develop or acquire the rights to, and provide on our video platforms, quality video content, we may not be able to compete effectively against these other popular sites, or grow or maintain the level of our user traffic, which could make our video platforms less attractive to advertisers, have a negative impact on our ability to generate advertising revenues, and make it difficult for us to stem our losses from operation of our online video services or to recoup our expenditures.

Further, when we purchase rights to the online versions of TV series, we generally rely on the expectation that the series will be broadcast on nationwide TV channels according to a specified schedule. If there are delays in such TV broadcasts, we will have to delay, perhaps indefinitely, our presentation of the online version of the series. We are also subject to the risk that TV content we purchase will be broadcast on less popular TV channels than expected, or may not be broadcast at all, which would be likely to cause our online viewership and advertising revenues to be correspondingly lower than we expected.
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
We have been making a strategic shift to reduce our purchase of licensed video content and focus more on self-developed video content, which generally requires relatively lower expenditures by us than those required for obtaining license rights from third parties. Accordingly, we have spent, and expect to continue to spend, significant resources on self-developed video content. We have also invested, and may invest in the future, in the production of movies and other content by selected independent third-party studios. However, we are subject to the risk that the quality of our self-developed video content, or movies or other content in which we invest, will not be up to our expectations or those of our target viewer audience. If our self-developed video content, or such movies and other content produced for us by third parties, are not well received by viewers and/or fail to attract sufficient advertising placements from advertisers, or if the development of any such content or movies is not completed as a result of financial, regulatory, or other restraints, we may not be able to recoup our production costs and other expenditures. In addition, if developing in-house
content becomes more widespread in the online video business in China, we could face significant competition from other online video platforms with respect to the acquisition of quality and popular intellectual property, such as story lines, plots, and characters, for use in such content, and the cost of obtaining such intellectual property would therefore be likely to increase.
We may not be able to reverse the decline in revenues from our online video business. If we fail to do so, Sohu Video may not be able to become profitable, in which case we will be unable to recoup our substantial expenditures for the development of our online video business.
Our brand advertising revenues in general, and the revenues of our online video business in particular, have declined in recent years. Although China’s online video industry has experienced substantial growth in recent years in terms of both users and content, we cannot be certain that the online video industry will continue to grow as rapidly as it has in the past. With the development of technology, new forms of media may emerge and render online video Websites or Mobile Apps less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes in general, and regulations affecting copyright in particular, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our user traffic may decrease, our advertising revenues may continue to decline, and our business and prospects may be adversely affected. For Sohu Video to become profitable, it will be necessary for us to both increase our revenues from Sohu Video and control or reduce our expenditures for video content and other costs. If Sohu Video fails to become profitable, we will be unable to recoup our substantial expenditures for the development of our online video business.
We rely on advertising agencies to sell our brand advertising services. As the brand advertising market in China is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates or to delay payments to us, which would adversely affect our gross margin.
Most of our brand advertising services are distributed by advertising agencies. In 2021, for example, approximately 70% of our brand advertising revenues were derived from advertising agencies, and the five largest advertising agencies in China contributed approximately 29% of our brand advertising revenues. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. As the brand advertising market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, or to delay payments to us, which could negatively affect our brand advertising growth and the timing of our collection of payments. Moreover, if any of these agencies face financial difficulties that cause them to curtail their spending on brand advertising, our revenues will be adversely affected.
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
Our online video business largely depends on our ability to generate sufficient user traffic, through provision of attractive content and products, to in turn attract advertisers to place advertisements on our Internet platforms for video. In order to attract and retain users, we have needed, and will continue to need, to expend resources to develop our own or acquire from third parties’ high-quality video content. In the past, we purchased significant amounts of exclusive video content, including films and TV dramas, through which we generated user traffic, advertising revenues, and revenues from bartering for other video content from other parties or distributing to other third parties. As some films and TV dramas are required to obtain permits from the National Radio and Television Administration (the “NRTA”), the National Film Administration (the “NFA”), or their respective local branches before they are transmitted via the Internet, if we are not able to timely obtain the required permits, users might access pirated versions of such films and TV dramas and become less likely to view them on our Internet platforms when they become available, which would significantly affect the ability of our exclusive video content to attract and retain users, and cause our online traffic and advertising revenues to be lower than we expected.
In order to reduce our video content costs, in recent years, we have gradually shifted our strategy from purchasing expensive head content to self-producing content, which generally generates less user traffic and revenues than purchased content does and has adversely affected, and may continue to adversely affect, our brand advertising revenues. We cannot be certain that we will continue to be able to acquire exclusive content rights or develop premium content in the future and our user traffic and revenues generated from such exclusive content rights and self-developed content could be reduced. Moreover, if we fail to produce by ourselves or acquire from third parties high-quality video content, or if video content we develop by ourselves or acquire proves to be less attractive to users than we anticipated, our user traffic and our market share could be adversely effected, which could result in our being unable to maintain or increase our video revenues.
Videos and other types of content and materials displayed on our Internet platforms may be found objectionable by PRC regulatory authorities, may subject us to penalties and other administrative actions, and may be subject us to liabilities for infringement of third-party intellectual property rights or other allegations.
The PRC government has adopted regulations governing Internet access and the distribution of videos over the Internet. Although we have adopted internal procedures to monitor the content displayed on our Internet platforms which is uploaded by PGC and UGC providers, due to the significant amount of content uploaded, we may not be able to identify all videos or other content that may violate relevant laws and regulations, and the risk may be greater as we increasingly rely on content provided by UGC and PGC providers through our Internet platforms, as our ability to fully review such content prior to its publication is limited. Failure to identify and prevent illegal or inappropriate content, such as content that is defamatory, is racially or religiously discriminatory, compromises national security, or infringes the intellectual property rights of third parties, from being displayed on our Internet platforms may subject us to liability.
To the extent that PRC regulatory authorities find any content displayed on our Internet platforms objectionable, they may require us to limit or eliminate the dissemination of such content on our Internet platforms, with take-down orders or otherwise. The State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”), which in March 2018 was reorganized into three separate governmental authorities—the NRTA, the NFA, and the State Press Publication Administration (the “SPPA”), prior to March 31, 2018 published, and one or more of those successor entities have published or can be expected to publish, from time to time lists of content that they consider objectionable, and we must dedicate teams of employees to continually monitor user-uploaded content and remove content that is deemed objectionable. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our Internet platforms in cases of significant violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. In the event that PRC regulatory authorities find the video content on our Internet platforms objectionable and impose penalties on us or take other administrative actions against us in the future, our business and reputation may be adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as more content is uploaded by our users.
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
Our ADSs represent ordinary shares of a Cayman Islands exempted holding company that has no operations of its own. All of our operations are conducted through our direct and indirect subsidiaries, or through VIEs that are incorporated in the PRC and are not owned, directly or indirectly, by us, but rather are held by Dr. Charles Zhang and/or certain of our other employees, as our nominees. Various regulations in the PRC restrict or prohibit our WFOEs and their direct and indirect subsidiaries from operating in specified industries such as value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the PRC. Accordingly, in order to comply with PRC regulatory requirements while providing our shareholders with the opportunity to hold economic interests in results of PRC operations in those industries, the VIEs conduct operations in those industries where foreign investment is prohibited or restricted in the PRC, and the results of operations of the VIEs only accrue to us through a series of contractual arrangements between the VIEs and/or their shareholders, on the one hand, and certain of our WFOEs, on the other hand. These arrangements pose substantial risks to us and our shareholders that are not present in conventional arrangements where operations are conducted through direct and indirect subsidiaries of holding companies.
The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice issued in 2009 by the SAPPRFT, the NCA, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in China or to exercise control over or participate in the operation of such businesses through indirect means. While we are not aware of any internet company which uses the same or similar contractual arrangements as we do having been penalized or ordered to terminate operations by PRC authorities claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. For a detailed discussion of PRC regulations, notices and circulars with respect to such restrictions, see “Governmental Regulation and Legal Uncertainties—Specific Statues and Regulations—Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies” and “Governmental Regulation and Legal Uncertainties—Specific Statues and Regulations—Regulation of the Online Game Services—Online Games and Cultural Products.”
In addition, pursuant to the
Notice on Establishing a Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
(“Circular 6”) and the Ministry of Commerce (the “MOFCOM”) Security Review Rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions. These national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and PRC authorities may interpret these regulations to mean that the transactions implementing our VIE structures should have been submitted for review. For a discussion of these PRC national security review requirements, see “Governmental Regulation and Legal Uncertainties—Specific Statues and Regulations—Miscellaneous—Regulation of M&A and Overseas Listings.”

The
Law of the People’s Republic of China on Foreign Investment
(the “Foreign Investment Law”) currently does not explicitly categorize contractual arrangements as a form of foreign investment. However, the Foreign Investment Law provides that foreign investment includes “foreign investors’ investment in China through any other methods specified by laws, administrative regulations, or provisions prescribed by the State Council” without elaboration on the meaning of “other methods”. The Implementing Regulations of the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements. There is no assurance that future laws, administrative regulations or provisions of the State Council would not count contractual arrangements as a form of foreign investment. For a detailed discussion of PRC regulations with respect to WFOEs, see “Governmental Regulation and Legal Uncertainties—Specific Statues and Regulations – Requirements for Establishment of WFOEs.”
If we were found to be in violation of any existing or future PRC law or regulations relating to foreign ownership of value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other businesses where foreign investment is prohibited or restricted in the PRC or is subject to security review under PRC law, regulatory authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of PRC subsidiaries and/or VIEs, requiring us to restructure our corporate structure, including our use of VIE arrangements, or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Internet platforms, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition and results of operations, which could cause the value of our ADSs to significantly decline or become worthless. Further, if changes were required to be made to our VIE structure, we might be unable to consolidate the VIEs, which would adversely affect our financial condition and results of operations as presented in our financial statements.
We may be unable to collect long-term loans to our officers and employees in connection with High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, and Guanyou Gamespace.
As of December 31, 2021, we had outstanding long-term loans of $7.6 million to Dr. Charles Zhang and to certain PRC entities owned by Dr. Zhang and/or certain other employees. These long-term loans were used by them to finance their investments in the equity of Beijing Century High-Tech Investment Co., Ltd. (“High Century”), Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”), Tianjin Jinhu Culture Development Co., Ltd. (“Tianjin Jinhu”), Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”), and Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”), which are VIEs, not owned by us or our subsidiaries, that are used to facilitate our participation in telecommunications, internet content, online games and certain other businesses in China where foreign ownership is either prohibited or restricted.
The loan agreements contain provisions that, subject to PRC laws, the loans can only be repaid to us by the nominee shareholders transferring the shares of High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, and Guanyou Gamespace to us. The nominee shareholders have pledged all of their shares in High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, and Guanyou Gamespace to secure the performance of their obligations under the loan agreements. The loans bear no interest and are due on the earlier of a demand or such time as Dr. Charles Zhang or one of the other shareholder borrowers, as the case may be, is not an employee of us. We do not intend to request repayment of the loans as long as PRC regulations prohibit our WOFEs from owning entities engaged in the businesses operated by the VIEs.
Because these loans can only be repaid by the borrowers’ transferring the shares of the various entities to us, our ability to ultimately realize the effective return of the amounts advanced under these loans will depend on the profitability of High Century, Heng Da Yi Tong, Tianjin Jinhu, Gamease, and Guanyou Gamespace and on changes being made in existing PRC law that may never occur, and is therefore highly uncertain.
Furthermore, because of uncertainties associated with PRC law related to VIEs and the fact that the enforceability of our arrangements with the VIEs and/or their shareholders has never been considered or determined by a PRC court, ultimate enforcement of the loan agreements is uncertain. Accordingly, we may never be able to collect these loans.
We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business, these arrangements may not be as effective in providing operational control as would ownership of these businesses, and the contracts may be difficult to enforce.
Because we conduct our Internet operations mainly in the PRC, and are restricted or prohibited by the PRC government from engaging in value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the PRC, we must depend on the VIEs, in which we have no ownership interest, to provide those services through contractual arrangements and to hold some of our assets, including some of the domain names and trademarks relating to our business. These arrangements may not be as effective in providing control over our value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities as would ownership of the entities operating these businesses. For example, if we owned the VIEs, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of the VIEs, which exposes us to the risk of potential breach of contract by the VIEs or their shareholders, such as their failing to use the domain names and trademarks held by them, or failing to maintain our Internet platforms, in an acceptable manner or taking other actions that are detrimental to our interests. In addition, as each of the VIEs is owned by its shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. Moreover, some of the VIEs could fail to take actions required for our business, such as entering into content development contracts with potential content suppliers or failing to maintain the necessary permits for the content servers. Furthermore, if the shareholders of any of the VIEs were involved in proceedings that had an adverse impact on their interests in the VIEs or on our ability to enforce relevant contracts related to the VIE structure, our business would be adversely affected.

The shareholders of the VIEs may breach, or cause the VIEs to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of the VIEs and the interests of our subsidiaries may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we might have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of any of the VIEs with respect to their ownership of such VIEs, which could lead them to breach their agreements with us. Such legal and arbitral proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a PRC court or arbitration panel could conclude that our contracts with the VIEs and/or their shareholders violate PRC law or are otherwise unenforceable. If our contractual arrangements with any of the VIEs or their shareholders were found by PRC authorities with appropriate jurisdiction to be unenforceable, we could lose control over the assets owned by such VIEs and lose our ability to consolidate such VIEs’ results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIEs to our corresponding PRC subsidiaries, which could have a severe adverse impact on our financial condition and results of operations, which could in turn cause the market price of our ADSs to decline significantly.
A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.
As all of our contractual arrangements with the VIEs and/or their shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We would have to rely for enforcement on legal remedies under PRC law, including specific performance, injunctive relief or damages, which might not be effective. For example, if we sought to enforce the equity interest purchase right agreements for the transfer of the shareholders’ equity interests in any of the VIEs and the transferee was a foreign company, the transfer would be subject to approval by PRC governmental authorities such as the MIIT and the MOFCOM, and the transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these PRC governmental authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our contracts with the VIEs and/or their shareholders might not be enforceable in China if PRC governmental authorities, courts or arbitral tribunals took the view that such contracts contravened PRC law or were otherwise not enforceable for public policy reasons. As of the date of this annual report, the validity and enforceability of the types of contracts that we have with the VIEs and/or their shareholders, or, to our knowledge, of similar contracts used by other China-based companies, have never been considered or determined by a PRC court. Accordingly, we cannot assure that these contracts are valid and enforceable in the PRC.
Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. In the event we were unable to enforce these contractual arrangements, we would not be able to exert effective control over the VIEs, and our ability to conduct our business, and our financial condition and results of operations, would be severely adversely affected.
The contractual arrangements between our subsidiaries and the VIEs that conduct a significant portion of our operations may result in adverse tax consequences.
PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology and detailed explanations. Related party arrangements and transactions may be subject to tax inspection or challenge by PRC tax authorities.
If our transfer pricing arrangements between our China-based subsidiaries and the VIEs are judged by tax authorities to be tax avoidance, or if related documentation does not meet applicable requirements, or the transactions are challenged as not being at arm’s length, our China-based subsidiaries and the VIEs may be subject to material adverse tax consequences, such as transfer pricing adjustments. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by VIEs, which could adversely affect us by (i) increasing the VIEs’ tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest and penalties being levied on us for unpaid taxes; or (ii) limiting the ability of our PRC companies to maintain preferential tax treatment and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ equity interests in any of the VIEs to a different nominee shareholder (such as if, for example, one of such shareholders was no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

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
Heightened regulatory focus and frequent press reports and other commentary in the United States questioning the VIE structure used by us and other Chinese companies publicly traded in the United States appear to have created concern among investors, and may cause such an effect in the future.
In recent years various prominent Western news outlets, as well as members of the U.S. Congress, the Chairman of the SEC, and members of the SEC Staff, have questioned the use by Chinese companies that are publicly traded in the United States of VIE structures as a means of complying with Chinese laws prohibiting or restricting foreign ownership of certain businesses in China, including businesses we are engaged in, such as value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities. Some of such comments have also sought to draw a connection between widely-reported accounting issues at certain Chinese companies and the use of VIE structures. Such comments appear to have had the effect of causing concern among investors in several Chinese companies, including us, that are publicly traded in the United States. While we are not aware of any causal connection between the reported accounting scandals and the use of VIE structures, it is possible that investors in our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market price of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.
Our interests in our subsidiaries, such as our wholly-owned subsidiary Changyou, could be diluted from the issuance of equity incentive shares.
Our interest in our subsidiaries, such as our wholly-owned subsidiary Changyou, could be diluted by the implementation and operation of existing or future equity incentive plans. For example, in August 2019 Changyou adopted a new share incentive plan that reserves Changyou Class A ordinary share for issuance. These reserved shares, if and when issued, would reduce our percentage interests in Changyou. The issuance of these reserved shares or the occurrence of any of such other dilutive events with respect to Changyou in the future would cause our share of the earnings of the affected subsidiary to be reduced.
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

While the Chinese economy has grown significantly over the past thirty years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The Chinese economy experienced high inflation in 2010 and 2011, and to curb the accelerating inflation the PBOC, China’s central bank, raised benchmark interest rates three times in 2011. The level of exports from the PRC also declined significantly recently. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the same period in the previous year, slowed from 6.0% in 2019, to 2.2% in 2020, and accelerated and reached 8.1% in 2021. Various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.
The PRC legal system embodies uncertainties which could limit the legal protections available to us and you, or could lead to penalties on us.
The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our PRC operating subsidiaries Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”), Beijing Sohu New Era Information Technology Co., Ltd., (“Sohu Era”), Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), Fox Information Technology (Tianjin) Limited (“Video Tianjin”), Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”), and Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”) are WFOEs, which are enterprises incorporated in China and wholly-owned by our indirect off-shore
subsidiaries. Those WFOEs are subject to laws and regulations applicable to foreign investment in China. In addition, all of our subsidiaries and VIEs are incorporated in China and subject to all applicable Chinese laws and regulations. Because of the relatively short period for enacting such a comprehensive legal system, it is possible that the laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. Such uncertainties may also make it easier for others to infringe our intellectual property without significant cost, and new entrants to the market may tend to use gray areas to compete with us. In addition, uncertainties in the PRC legal system may lead to penalties imposed on us because of a difference in interpretation of the applicable law between the relevant governmental authority and us. For example, under current tax laws and regulations, in order to be entitled to the preferential tax treatment afforded to “Software Enterprises” or KNSEs we are responsible for conducting a self-assessment and filing required supporting documentation with tax authorities. However, we may be found to be in violation of the tax laws and regulations based on the interpretation of local tax authorities with regard to the applicable tax rates, and therefore might be subject to penalties, including monetary penalties. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.
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

If we are found to be in violation of current or future PRC laws, rules, and regulations regarding Internet-related services, telecom-related activities, and overseas listing, we could be subject to severe penalties.
The PRC has enacted regulations that apply to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the PRC.
The Catalogue of Classification of Internet Audio-Video Program Services (Trial) issued by the SAPPRFT on March 17, 2010 and amended on March 10, 2017, classifies the business of providing public program searching and watching services through the Internet to the public as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. The VIE Sohu Internet received a renewal of a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT on June 20, 2020. In addition, Sohu’s online video businesses are operated under various Internet platforms, such as sohu.com, and Focus.cn, but current PRC laws and regulations are lack of clear provisions indicating whether it is permissible to provide video services over several Internet platforms that are owned by a single company under one permit and the NRTA might claim that such operation under one permit is not allowed under the
Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services
. If the NRTA were to make such a claim, we could face penalties from the NRTA, such as fines, cancellation of our existing permit, or the forced discontinuation or restriction on our video services or even our operations. If we are ordered to suspend our services, our user traffic will be reduced and therefore our revenues will be negatively affected.
Current PRC laws and regulations require an Internet publishing license for the provision of online game services. As, under PRC law, our WFOEs and their direct and indirect subsidiaries are not allowed to obtain such a license, the VIEs Gamease and Guanyou Gamespace instead obtained such licenses. As of the date of this annual report, both licenses have expired, and Gamease and Guanyou Gamespace are in the process of applying for renewal of their respective licenses. There is uncertainty as to whether Gamease and Guanyou Gamespace will be able to renew such licenses
In addition, an internet news information services permit is required under current PRC laws and regulations for news republishing services and platforms services that disseminate news over the Internet. The VIE Sohu Internet holds such a permit, as our WFOEs and their direct and indirect subsidiaries are not allowed to obtain such a permit.
The CAOC issued a series of regulations and administrative measures regulating Internet users’ social accounts accessible by the public, group information platforms, BBS communities, and news information platforms, which require Internet platform operators to establish specific management rules for their platforms, and subject them to various specific obligations. See “Governmental Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of the Provision of Internet Content—Internet Information Services” and “Governmental Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of the Provision of Internet Content—Online News Dissemination and Online News Search Services” for further descriptions of the Internet platform operators’ obligations as required by several administrative measures issued by the CAOC. Complying with such requirements could cause us to incur substantial expense or necessitate that we alter or change our existing practices in a manner that could harm our business.
PRC governmental authorities regularly enhance the anti-monopoly law enforcement and supervision of internet platform operators. On February 7, 2021, the Anti-Monopoly Committee of the State Council issued the
Anti-Monopoly Guidelines for the Platform Economy Sector
(the “Platform Guidelines”), which provide guidance on competition and compliance for companies operating in Internet-related businesses. Further, the Anti-Monopoly Law of the PRC (Revision Draft) was published on October 23, 2021 for public comment. In addition, during 2021 the State Administration for Market Regulation (the “SAMR”) imposed administrative penalties on a number of internet companies in anti-monopoly cases. We do not expect that the regulatory requirements under PRC anti-monopoly laws and regulations will have a material impact on our business and results of operations, and as of the date of this annual report, we have not been subject to any penalties or other administrative actions in connection with any anti-monopoly violation. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of competition laws and regulations in the PRC, it may increase our compliance burden in our already highly-regulated industry.
In recent years, PRC governmental authorities have enacted or published for public comment a series of laws and regulations related to cybersecurity and data security, such as the
Internet Security Law
(the “Internet Security Law”), which was enacted by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017; the Internet Data Security Law, which took effect on September 1, 2021; the Draft Data Security Regulations, which were published for public comment on November 14, 2021; and the
Measures for Cybersecurity Review,
which were promulgated on December 28, 2021 and took effect on February 15, 2022 (the “Measures for Cybersecurity Review”), while intensifying oversight and enforcement actions. See “Governmental Regulation and Legal Uncertainties—Miscellaneous—Laws and Regulations Related to Security and Censorship.” The laws and regulations governing cybersecurity and data security in China are relatively new and evolving rapidly, and the relevant PRC government authorities have wide discretion in their interpretation and enforcement, which involve significant uncertainties. For example, the Measures for Cybersecurity Review provide that the following activities are subject to cybersecurity review: (i) purchases of network products and services by critical information infrastructure operators (“CIIOs”) that impact or may impact national security; (ii) listings abroad by Internet platform operators holding personal information of over one million users; and (iii) data processing activities by Internet platform operators that affect or may affect national security. However, it is not clear under the current regulations how it is determined whether a purchaser of network products and services is a CIIO, whether an Internet platform operator holds personal information of over one million users, or the precise circumstances under which a data processor may be subject to such review.

On July 6, 2021, several PRC authorities jointly promulgated the
Opinions on Strictly Combating Illegal Securities Activities in Accordance with the Law
, which called for the enhanced administration and supervision of China-based companies listing outside the PRC, proposed to revise the relevant regulations governing the issuance and listing of shares outside the PRC by such companies, and clarified the related responsibilities of competent PRC industry regulators and government authorities. On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) published two draft regulations, the
Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments)
and the
Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments)
, which, if adopted, would establish requirements and procedures for filings with the CSRC by PRC domestic companies in connection with their initial public offerings and continued listings in overseas markets. It is not clear whether and how these opinions and draft regulations, if adopted, might impact our ability to continue to list our ADSs on NASDAQ.
We cannot be certain that we have fully complied with or will in the future always comply with PRC rules and regulations with respect to Internet security, data security, anti-monopoly, and other matters associated with Internet-related services and telecom-related activities. In addition, the PRC government may promulgate new laws, rules or regulations at any time. If current or future laws, rules or regulations regarding Internet-related activities are interpreted to be inconsistent with our ownership structure and/or our business operations, our business could be severely impaired and we could be subject to severe penalties.
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
Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of our subsidiary Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends and making other payments.
Sohu.com Limited is a holding company with no operating assets other than investments in Chinese operating entities through our intermediate Offshore holding companies. Our Offshore entities may need to rely on dividends and other distributions on equity paid by Mainland China-based subsidiaries for the cash requirements in excess of any cash raised from investors and retained by Sohu.com Limited or our other Offshore entities. In addition, for subsidiaries engaging in Sohu’s business in Mainland China to be able to use the proceeds of cash dividends from Changyou, the dividends would have to be paid through the Sohu Cayman Islands entities Sohu Game that hold Sohu’s shares in Changyou. The primary source of any dividend payments to our Offshore entities would need to be our subsidiaries in Mainland China after they receive payments from our VIEs under various service agreements and other arrangements. It is possible that our Mainland China-based subsidiaries will not continue to receive payments in accordance with our contracts with our VIEs or that such payments will become subject to restrictions imposed by PRC law. If our subsidiaries and VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us through the intermediate companies. In addition, amounts available for dividends are further reduced because transfers of funds out of Mainland China generally are subject to a withholding tax of 10%, and of 5% if transfers are made to Hong Kong and subject to the
China-HK
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
The MIIT has stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation currently include online advertising, online news reporting, online publishing, provision of online or mobile music, online securities trading, the provision of industry-specific information (such as, for example, drug-related information) over the Internet, foreign investment in value-added telecommunication services, cybersecurity, and data security. Other aspects of our online operations may be subject to additional regulations in the future. Although we have obtained a permit to engage in the live broadcasting video platform services, we cannot be certain that the PRC regulatory authorities will not issue new laws or regulations specifically regulating the operation of a live broadcasting video platform. Our operations might not be consistent with current laws and regulations or any such new regulations and, as a result, we could be subject to penalties.

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
Periodically, the MPS stops the distribution over the Internet of information which it believes to be socially destabilizing. The MPS also has the authority to require any local Internet service provider to block any Website maintained outside China at its sole discretion. If the PRC government were to take action or exercise its authority to limit or eliminate the distribution of information through our portal or to limit or regulate current or future applications available to users of our portal, our business would be adversely affected.
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
The Chinese government has stringent prohibitions on online pornographic information and has launched several crackdowns on Internet pornography recently. On December 4, 2009, the MIIT and other three PRC government authorities jointly issued the
Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media
(the “Anti-Pornography Notice”) to further crackdown on online pornography. Pursuant to this Anti-Pornography Notice, rewards of up to RMB10,000 will be provided to Internet users who report Websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. On April 13, 2014, the National Working Group on Anti-Pornography and three other PRC government authorities jointly issued the Anti-Pornography Proclamation, under which Internet service providers must immediately remove texts, images, video, advertisements and other information that contain pornographic content. The relevant government authority may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. Although we require all users upon account registration to agree to our terms of service, which specify the types of content that are prohibited on our platform, and we have deleted from our relevant channels and communities all Web pages with material that we believe could reasonably be considered to be vulgar and have strengthened our internal censorship and supervision of links and content uploaded by users, it is possible that our users may engage in obscene conversations or activities on our platform that may be deemed illegal under PRC laws and regulations. For example, we provide a live broadcasting video platform for users, and because the video and audio communication on this platform is conducted in real time, we are unable to examine the content generated by our hosts and users on air before the content is streamed on the platform. There is no assurance that content considered vulgar by PRC government agencies will not appear in the future. We may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platform, if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform under PRC laws and regulations. In addition, if we are accused by the government of hosting vulgar content, our reputation could be adversely affected.
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
Regulation and censorship of live broadcasting services in China may adversely affect our business.
As live broadcasting has surged in popularity in China, PRC governmental authorities have increased their efforts to regulate it. The Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”) issued an
Online Performance Notice
, which became effective on July 1, 2016, and issued the
Online Performance Measures,
which became effective on January 1, 2017; the CAOC issued
Live Social Video Provisions
on November 4, 2016; and the MIIT and several other PRC governmental authorities issued a
Notice on Strengthening the Administration of Live Online Social Video Services
on August 1, 2018, providing for the administration and censorship of live broadcasting. The Live Social Video Provisions require us to implement procedures to detect and block illegal, fraudulent, politically-sensitive and inappropriate content and activities conducted through our live broadcasting platform. Although we have implemented procedures for our live broadcasting platform designed to detect and prevent material and activity that we believe could reasonably be considered to be prohibited, it is possible that hosts and users of our platform may distribute content and engage in activities that may be deemed illegal, but that we do not detect and identify as such. If PRC authorities believe that illegal or inappropriate activities haven been conducted through our live broadcasting platform, or if there is negative media coverage concerning our platform, PRC government authorities may hold us liable for non-compliance
and subject us to administrative penalties or other sanctions, which could cause our business to suffer or have an adverse effect on our user base. See “Governmental Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of the Provision of Internet Content—Online Cultural Products.”
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

PRC regulatory requirements with respect to transfers by offshore holding companies, such as us, to their PRC subsidiaries and VIEs that they consolidate and PRC governmental control of currency conversion may limit or delay our ability to transfer funds to our PRC subsidiaries and the VIEs we consolidate, which could have an adverse effect on our ability to fund and expand our business.
As a holding company incorporated in the Cayman Islands, we will need to comply with applicable PRC laws and regulations in order to transfer funds to our PRC subsidiaries, which are treated as foreign-invested enterprises (“FIEs”), or to the VIEs in China that we consolidate. If we transfer funds to any of our PRC subsidiaries by way of increasing their registered capital, we will need to make a capital contribution to such PRC subsidiaries and convert the contributed amount from U.S. dollars or another foreign currency into RMB, and will need to report any such increase to the MOFCOM or one of its local branches, the SAFE or one of its local branches, or an authorized bank. If we transfer funds to our PRC subsidiaries or the VIEs through loans, under current PRC law we will also need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets and, in the case of one of the VIEs that we consolidate, to two times the VIE’s net assets. The need to comply with such requirements could prevent us from making timely fund transfers to our PRC subsidiaries and, in the event we wish to make such transfers through loans to our PRC subsidiaries or the VIEs, will limit the amounts that we may transfer, which could limit our ability to fund or expand our business.
SAFE promulgated the
Circular on Reforming Management of the Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises
(“Circular 19”), which became effective on June 1, 2015, and the
Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts
(“Circular 16”), which took effect on June 9, 2016. Circular 19 and Circular 16 replaced previous regulations limiting an FIE’s use of its
RMB-settled
registered capital. Circular 19 and Circular 16 provide, among other restrictions, that an FIE may use its RMB funds converted from foreign currencies through capital contributions by or loans from its overseas investor(s) only for purposes within the FIE’s approved business scope, and that violations of the regulations can result in severe penalties, including large fines. These regulations may limit our ability to transfer and use our overseas funds through capital contributions or loans to our PRC subsidiaries and the VIEs to invest in or acquire other businesses, or establish additional VIEs.
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

There are uncertainties regarding future interpretation and implementation of the CIT Law and its implementing regulations. It is possible that the HNTE, Software Enterprise, and KNSE qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their VAT, will be challenged by higher level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the CIT Law. If our subsidiaries and the VIEs that we have consolidated that have qualified as HNTEs, Software Enterprises or KNSEs, cannot qualify for such preferential income tax status in the future, our effective income tax rate will be increased significantly and we may have to pay additional income tax to make up the previously unpaid tax, which would reduce our net income.
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

In 2018 and 2019, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. The center-point of the currency’s official trading band was 6.4395 and 6.7953, respectively, in January 2018 and 2019, and was 6.8844 and 7.0129, respectively, in December 2018 and 2019, which led to a decline in our revenues reported in U.S. dollars and an increase in the amount of cash in RMB necessary to meet our repayment obligations for U.S. dollar-denominated Offshore loans in each such year. On the other hand, the center point of the currency’s official trading band was 6.9140 in January 2020, and was 6.5415 in December 2020, representing appreciation of approximately 5.4% in 2020. The center point of the currency’s official trading band was 6.4790 in January 2021, and was 6.3699 in December 2021, representing appreciation of approximately 1.7% in 2021.
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
Risks Related to Our Ordinary Shares and ADSs
The U.S. Public Company Accounting Oversight Board (the “PCAOB”) has been unable to conduct inspections of our independent auditor’s work in relation to its audits of our financial statements, and the inability of the PCAOB to conduct such inspections deprives investors in our ADSs of the benefits of such inspections.
Starting in 2011, we and the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, have been affected by a conflict between U.S. and PRC law. As a result, the PCAOB has not been able to conduct to its satisfaction inspections of independent registered public accounting firms based in Mainland China, including our independent registered public accounting firm, and we and investors in our ADSs have been deprived of the potential benefits of such inspections. The lack of such inspections could also cause investors and potential investors in our ADSs to lose confidence in our audit procedures, our reported financial information, and the quality of our financial statements.
The U.S. Holding Foreign Companies Accountable Act, which was signed into law by the U.S. President in December 2020, could result in the prohibition of the trading of our ADSs on NASDAQ, any other U.S. securities exchange, or in the U.S.
over-the-counter
markets.
On December 18, 2020, the U.S. President signed the Holding Foreign Companies Accountable Act (the “HFCAA”), which, among other things, directs the SEC to prohibit trading on U.S. stock exchanges and in the U.S.
over-the-counter
markets the securities of foreign-based companies if their financial statements are audited by accounting firms that the PCAOB determines it has been unable to inspect or investigate completely for a period of three consecutive audit years, because of a position taken by the authorities in a foreign jurisdiction in which the accounting firms are based (each accounting firm so determined by the PCAOB, a “PCAOB-Identified Firm”). On November 5, 2021, the SEC approved a proposed rule of the PCAOB that provides a framework for the PCAOB to determine, pursuant to the HFCAA, whether an accounting firm is a PCAOB-Identified Firm. On December 2, 2021, the SEC adopted amendments (the “SEC Final HFCAA Amendments”) to finalize rules providing, among other things, procedures to identify issuers that filed their annual reports with audit reports issued by PCAOB-Identified Firms (each issuer so identified by the SEC, a “Commission-Identified Issuer”) and prohibiting the trading of the securities of Commission-Identified Issuers if they are identified as such by the SEC for three consecutive years. On December 16, 2021, the PCAOB reported to the SEC that the PCAOB had determined that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China of the PRC and in Hong Kong, because of a position taken by the authorities in Mainland China and in Hong Kong, and identified the accounting firms that are subject to the PCAOB’s determination, which include our independent registered public accounting firm. If we are conclusively identified by the SEC as a Commission-Identified Issuer, which identification is highly likely in view of the fact that our registered public accounting firm has been identified by the PCAOB as a PCAOB-Identified Firm and we continue as such for a period of three consecutive years (the
“Non-Inspection
Years”), the HFCAA, the SEC Final HFCAA Amendments, and any other rules promulgated by the SEC pursuant to the statute, could require that the SEC prohibit trading of our ADSs and Ordinary Shares on NASDAQ, any other U.S. securities exchange, and in the over-the-counter
market as early as 2024, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
In addition, the U.S. Senate has passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if also adopted by the U.S. House of Representatives and signed into law by the U.S. President, would decrease the specified number of
Non-Inspection
Years under the HFCAA from three consecutive years to two consecutive years, and thus could require that the SEC prohibit trading of our ADSs and Ordinary Shares in 2023. The U.S. House of Representatives recently included, in a much larger bill that includes various items unrelated to the HFCAA or the U.S. Senate’s AHFCAA bill, but did not adopt the U.S. Senate’s AHFCAA as a stand-alone bill. Accordingly, it is unclear when, if ever, the AHFCAA will become law. Nevertheless, we urge investors in our ADSs to weigh carefully the possibility that the provisions of both the U.S. Senate’s AHFCAA, and the identical language included in the U.S. House of Representatives’ larger bill, will become law in the near future, which could result in trading of our ADSs and Ordinary Shares being prohibited in the U.S. beginning in the early part of 2023.
In addition, the provisions of the HFCAA, and of the AHFCAA if it becomes law, could cause uncertainty among investors and potential investors in our ADSs, and lead them to lose confidence in our ADSs as an investment. Furthermore, it could be difficult for us to terminate the registration of our ADSs and ordinary shares under the Exchange Act even if a trading prohibition is imposed by the SEC pursuant to the HFCAA (and the AHFCAA if it becomes law), because the HFCAA does not provide for such termination, and the general requirements for terminating such registration are stringent and difficult to meet. This would mean that we would continue to be subject to the time and expense of complying with the periodic reporting and other requirements under the Exchange Act, even though the holders of our ADSs would not be able to trade those ADSs in the U.S. public securities markets.

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.
Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act (as amended from time to time, currently the Companies Act (2022 Revision)) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, and in some cases binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware, where many United States-based corporations are organized. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.
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
Our ADSs, each representing one ordinary share, have traded on the NASDAQ Global Select Market in place of the common stock of Sohu.com Inc. since the dissolution of Sohu.com Inc. on May 31, 2018. During 2018, the trading price per share of Sohu.com Inc.’s common stock, until May 31, 2018, and the trading price of our ADSs, after May 31, 2018, ranged from a low of $15.89 per ADS to a high of $47.98 per ADS. During 2019, the trading price of our ADSs ranged from a low of $8.79 to a high of $22.71. During 2020, the trading price of our ADSs ranged from a low of $5.41 to a high of $25.71. During 2021, the trading price of our ADSs ranged from a low of $14.64 to a high of $24.99. On March 11, 2022, the closing price of our ADSs was $14.90 per ADS.
In addition, stock exchanges, including the NASDAQ Global Select Market, have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and particularly Internet-related companies. For example, the actual and perceived worldwide economic effect of the
COVID-19
pandemic caused a significant drop in prices on global stock markets in the spring of 2020, and appeared to have similarly had an adverse impact on the market price of our ADSs at that time.
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
As of December 31, 2021, there were no outstanding options for the purchase of our ordinary shares, restricted shares or other share-based awards. However, ADS holders will experience dilution to the extent that additional ordinary shares are issued upon exercise or settlement of options, restricted shares or other share-based awards that we may grant from time to time.
We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.
We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot be certain that financing will be available in amounts or on terms acceptable to us, if at all.
Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2021, there were 38,220,845 of our ordinary shares outstanding, and there were no outstanding options for the purchase of our ordinary shares or other share-based awards. However, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to members of our management, our employees and other persons, the settlement and sale of which would dilute our outstanding shares, which could drive down the price of our ADSs.

We believe that we may be classified as a passive foreign investment company (a “PFIC”), for the 2021 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2021. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.
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
If we are a PFIC, a U.S. holder of our ADSs or ordinary shares could make a variety of elections that might alleviate certain tax consequences referred to above, and of these, certain elections may be made retroactively. However, it is expected that the conditions necessary for making such elections will not apply in the case of our ADSs or ordinary shares. See “Taxation - United States Federal Income Taxation - Passive Foreign Investment Company” in Item 10 of this annual report.
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
In 2011 various prominent western news outlets reported that the MOFCOM and the CSRC, among other Chinese regulatory authorities, might be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures, such as we do, as a means of complying with Chinese laws restricting foreign ownership of certain businesses in China, including online game businesses such as ours. Some of such news reports also sought to draw a connection between accounting issues at certain Chinese companies, which were widely reported at the time, and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops at the time in the market prices of the shares of many Chinese companies, including us. Recently there has been, and it appears likely that there will continue to be, increased scrutiny or enhanced regulation by Chinese regulatory authorities of Chinese companies, including us, that use VIE structures. In addition, while we are not aware of any causal connection between the reported accounting scandals and the use of VIE structures, it is possible that holders or potential purchasers of our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies and cause fluctuations in the market prices of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.
A small group of our existing shareholders, whose interests may differ from other shareholders, hold a significant percentage of our outstanding shares.
Dr. Charles Zhang, our Chairman and Chief Executive Officer, is our largest shareholder and beneficially owned approximately 30.3% of our outstanding ordinary shares as of March 11, 2022. Our executive officers and members of our Board of Directors as a group, including Dr. Zhang, beneficially owned approximately 30.8% of our outstanding ordinary shares as of March 11, 2022. Accordingly, these shareholders will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.
Certain provisions of our Memorandum and Articles of Association, Cayman Islands law regarding mergers and similar arrangements, and our Shareholders’ Rights Agreement could delay or deter a change in control.
Some provisions of our Memorandum and Articles of Association may make it more difficult to acquire our company or effect a change in control of our company, even if an acquisition or change in control would be in the interest of our shareholders or if an acquisition or change in control would provide our shareholders or holders of our ADSs with a premium for their shares over then current market prices. For example, our Memorandum and Articles of Association provides for the division of our Board of Directors into two classes with staggered two-year
terms and provides that shareholders have no right to take action by written consent and may not call extraordinary general meeting of shareholders. In addition, under Cayman Islands law, a merger of our company with another company would require approval of the holders of not less than two-thirds
of our outstanding ordinary shares that are present and voting at the requisite shareholders meeting convened to consider the merger. Each of these provisions may make it more difficult for a third party to gain control of our board in connection with, or obtain any necessary shareholder approval for, a proposed acquisition or change in control.

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
Changyou’s past successes in its online games business with PC games may not provide a meaningful basis to evaluate its current business and prospects, as a substantial number of game players have migrated from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline. In response to such rapid migration, Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games as a critical component of its business strategy. However, Changyou’s mobile games strategy has not been proven, and presents very different challenges from those presented in the past by its operation of PC games and Web games. Despite the early success of Changyou’s mobile game TLBB 3D after Changyou introduced it in late 2014 and of Changyou’s mobile game Legacy TLBB Mobile after Changyou launched it in May 2017, the popularity of, and the revenues generated from, TLBB 3D and Legacy TLBB Mobile continued to decline from 2019 through 2020, and were flat in 2021. We cannot be certain that Changyou will be successful in its efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow Changyou’s mobile game business.

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
The 17173.com Website derives revenue primarily from providing online advertising services to advertisers that develop, operate and distribute PC games. As the market demand for PC games continues to decline, the 17173.com Website faces intense competition, particularly from mobile application stores and other Internet platforms through which game players access mobile games, for advertising business targeting online players of mobile games. Changyou competes with other game information portals, such as Duowan.com, operated by JOYY Inc., and Game.sina.com.cn, operated by Sina Corporation, and other Internet portals which have, or may over time be able to build, competitive advantages over Changyou in terms of:

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
Changyou has made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to its business and/or enter into strategic alliances in order to leverage its position in the China market and expand its business domestically and internationally. Such acquisitions or strategic alliances may expose Changyou to potential risks, including risks associated with the integration of new technologies, businesses and personnel including its continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from its existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on Changyou’s ability to manage its business. In addition, acquired businesses may not perform to Changyou’s expectations for various reasons, including the loss of key personnel or key clients, and Changyou’s strategic focus may change. As a result, Changyou may not realize the benefits it anticipated. If Changyou fails to integrate acquired technologies, businesses and assets or realize the expected benefits, Changyou may not receive a return on its investment and its transaction costs for such acquisitions. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect its business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, and/or result in impairment losses related to assets of acquired businesses, which could adversely affect Changyou’s results of operations. For example, in 2019 Changyou ceased operation of its cinema advertising business, as the business had generated significant net losses in 2017 and 2018 and Changyou’s efforts to eliminate the losses were unsuccessful, and recognized a $17.0 million impairment loss related to the assets of the business.

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
The Internet industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and Changyou’s success in the implementation of its growth strategies depends on Changyou’s ability to successfully manage, and make timely adjustments to, its hiring needs. The number of Changyou’s employees decreased by 13% in 2017, by 14% in 2018, and by 15% in 2019, as Changyou emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business. Although the number of Changyou’s employees stayed stable in 2020 and 2021, there may be further layoffs. Any such layoffs could have an adverse effect on Changyou’s remaining employees’ morale and their loyalty to Changyou, and cause Changyou to lose employees whose talent and experience are important for its business, and could also have a negative impact on its reputation as an employer and its ability to attract qualified employees in the future.
Laid-off
employees could also make claims against Changyou for additional compensation, causing Changyou to incur additional expense.
Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business.
Changyou has applied for initial registrations in the PRC and overseas, and/or changes in registrations relating to transfers of its key trademarks in the PRC, including ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect its exclusive rights to these trademarks. Changyou has succeeded in registering the trademarks ChangYou.com, cyou.com, and 17173 in the PRC under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the CNIPA, and relevant authorities overseas. Changyou has the license rights to use the trademarks TLBB, TLBB logos and TLBB 3D for its mobile games TLBB 3D, Legacy TLBB Mobile, and TLBB Honor and for its PC game TLBB under its existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms, Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force it to lose the right to use the trademarks related to those games. Changyou has applied for patents relating to the design of its games and to technology intended to enhance the functionalities of its games. Changyou has various patent applications under examination by the Patent Office of the CNIPA. Approvals of Changyou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of Changyou’s patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. Changyou cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect Changyou’s rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of Changyou’s rights.
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
Changyou’s success depends largely on its ability to use and develop its technology and know-how
without infringing the intellectual property rights of third parties. We cannot be certain that third parties will not assert intellectual property claims against Changyou. Changyou is subject to additional risks if entities licensing to it intellectual property, including, for example, game source codes, do not have adequate rights in any such licensed materials. The validity and scope of claims relating to the intellectual property of game development and technology involve complex scientific, legal and factual questions and analyses and, therefore, tend to be uncertain. If third parties assert copyright or patent infringement or violation of other intellectual property rights against it, Changyou will have to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of Changyou’s technical and management personnel. An adverse determination or settlement in any such litigation or proceedings to which Changyou may become a party could subject it to significant liability to third parties, or require it to seek licenses from third parties, pay ongoing royalties, or redesign its games or subject it to injunctions prohibiting the development and operation of its games.
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

•	changes in consumer demographics and public tastes and preferences; and

•	general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending.
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

Changyou currently depends on TLBB PC and Legacy TLBB Mobile for a significant portion of its revenues, and continued decrease in the popularity of TLBB PC and Legacy TLBB Mobile or interruption in their operation will adversely affect Changyou’s results of operations.
Changyou currently relies on TLBB PC and Legacy TLBB Mobile for a significant portion of its revenues. Changyou launched TLBB PC in May 2007 and Legacy TLBB Mobile in May 2017. Despite Changyou’s efforts to improve TLBB PC and Legacy TLBB Mobile, and some relatively positive results recently, TLBB PC’s game players have nevertheless lost interest in it over time as the relative popularity of PC games (which are accessed through personal computers) continues to decline, and Legacy TLBB Mobile has continued to decline. Accordingly, the popularity, revenues, and profitability of TLBB PC and Legacy TLBB Mobile can be expected to continue to decline in the long run. See “Changyou may not be successful in operating and improving its games to satisfy the changing demands of game players.”
To prolong TLBB PC and Legacy TLBB Mobile’s lifespans and slow the pace of their decline, Changyou needs to continually improve and update them on a timely basis with new features, including enhanced social interaction features, that appeal to existing game players, attract new game players (including those who played earlier versions of TLBB PC and Legacy TLBB Mobile), and improve player stickiness to the game. If Changyou fails to improve and update TLBB PC and Legacy TLBB Mobile on a timely basis, or if Changyou’s competitors introduce more popular PC games and mobile games, catering to Changyou’s game player base, the decline in TLBB PC and Legacy TLBB Mobile’s popularity can be expected to accelerate, which would cause Changyou’s revenues to decrease at a faster pace. Furthermore, if there are any interruptions in TLBB PC and Legacy TLBB Mobile’s operation due to unexpected server interruptions, network failures or other factors, game players may be prevented or deterred from making purchases of virtual items, which could also cause significant decreases in Changyou’s revenues.
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
Changyou’s mobile game Legacy TLBB Mobile has been generating a significant portion of Changyou’s revenues since its launch in May 2017. For the year ended December 31, 2020, revenues from Legacy TLBB Mobile were $88.3 million, accounting for approximately 16% of Changyou’s online game revenues and approximately 16% of Changyou’s total revenues. For the year ended December 31, 2021, revenues from Legacy TLBB Mobile were $79.5 million, accounting for approximately 12% of Changyou’s online game revenues and approximately 12% of its total revenues. Changyou increasingly relies on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate its mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in China, is the exclusive operator and distributor of Legacy TLBB Mobile under license from Changyou, and shares with Changyou the revenues generated by the game. If Tencent terminates the current licensing arrangements with Changyou for Legacy TLBB Mobile or curtails Tencent’s marketing efforts to promote Legacy TLBB Mobile, or if Changyou is not able to establish and maintain collaborative relationships with other dominant game distributors and operators in China for its existing and future mobile games on commercial terms that are acceptable to Changyou, it will be difficult for Changyou to maintain or expand its mobile game business. In addition, Changyou relies on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in Changyou’s mobile games, and to pay to Changyou the pre-agreed
revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays Changyou, which has placed, and may continue to place, constraints on Changyou’s cash flow.
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
Further, even if Changyou develops or acquires license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from Changyou’s mobile game Legacy TLBB Mobile, which was launched in May 2017, declined sequentially from 2018 through 2021, which is typical for a mobile game. In addition, although a relatively large number of the mobile games available at any given time may be low-quality
games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for Changyou to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in its pipeline.
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
Even if Changyou obtains license rights for works, we cannot be certain that games that Changyou adapts from such works will be popular and commercial successes and that Changyou will be able to recoup the amounts it pays for the license rights. Obtaining such rights and adapting such works for mobile games present additional risks, because of the relatively short lifespans of mobile games. Moreover, after the expiration of the terms of Changyou’s existing license agreements with the holder of the copyrights to Tian Long Ba Bu and other holders of copyrights, Changyou may not be able to renew the agreements with commercial terms that are favorable to it, if at all. Changyou’s inability to renew such agreements could force it to discontinue the related online games or, in the case of games based on Tian Long Ba Bu, to lose the rights to trademarks that Changyou has claimed as to various features and character names based on or inspired by Tian Long Ba Bu, and have a significant adverse impact on its online game operations and revenues.
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

Changyou relies on mobile application stores to collect payments from game players for their purchases of its virtual items and to pay to Changyou pre-agreed
revenue-sharing amounts. If mobile application stores cease to offer Changyou’s games over their platforms, change their user payment policies, such as return policies, or fail to make revenue-sharing payments that are due to Changyou, Changyou’s revenues will be adversely affected. When Changyou distributes its games through smaller, less well-known application stores, Changyou may not receive revenue-sharing payments when they are due. In addition, the
iOS-based
mobile application store allows game players to use foreign currency to purchase virtual items or game points in Changyou’s games, and the store pays to Changyou pre-agreed
revenue-sharing amounts after converting the foreign-currency denominated revenues from such purchases into RMB using an exchange rate effective at the time of the payment. Since there is usually a delay between the time of a game player’s purchase and the time when the store pays Changyou, if the foreign currency used has depreciated against the RMB during the delay Changyou will receive lower share-sharing amounts at the time of the payment than Changyou would have received if the payment had been made at the time of the game player’s purchase.
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
With Changyou’s increasingly diversified game portfolio, we cannot be certain that players of Changyou’s existing games will not be attracted to play other newly launched games, including its new mobile games. If this occurs, it will decrease Changyou’s existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from its existing games. For example, revenues generated from Changyou’s mobile game TLBB 3D decreased significantly in the second quarter of 2017, and we believe that this may have been due in part to the launch of Changyou’s mobile game Legacy TLBB Mobile in May 2017. Game players who switch from playing Changyou’s existing games to its new games may also spend less money to purchase virtual items in its new games than they would have spent if they had continued playing Changyou’s existing games, resulting in an adverse effect on its overall revenues. In addition, game players’ switching from playing Changyou’s existing PC games to its new mobile games, as well as from its in-house
developed games to its licensed games, could cause Changyou’s overall online game profits to be relatively lower, as its profits from mobile games and licensed games tend to be relatively lower as a result of revenue-sharing arrangements.

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
All online games have limited lifespans. Changyou must launch new games that can generate additional revenue and diversify its revenue sources in order to remain competitive. Changyou will not generate any meaningful revenue from a game in development until it is commercially launched after open beta testing, and we cannot be certain that Changyou will be able to meet its timetable for new game launches or that its new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources, failure to obtain or delays in obtaining relevant governmental authorities’ approvals and adverse developments in Changyou’s relationships with the licensors or third-party operators of its new games could result in delayed launching of its new games or the cancellation of the development of its pipeline games. In addition, we cannot be certain that Changyou’s new games will be as well received in the market as TLBB, Legacy TLBB Mobile, and TLBB 3D have been, and you should not view Changyou’s historical game revenues or the success of TLBB, Legacy TLBB Mobile, and TLBB 3D as indications of the commercial success of any of its new or future games. Changyou may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate its new games from its existing games. If the new games Changyou introduces are not commercially successful, Changyou may not be able to generate sufficient revenues from new games to sustain or grow its revenues or to recover its product development costs and sales and marketing expenses, which can be significant. If Changyou acquires and pays for a license giving it the right to adapt an online game from an author’s work, but does not complete the development and introduction into the market of the game, or Changyou introduces the game but it is not successful, Changyou may not be able to recover the license fees it has paid.
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
Changyou relies for its revenues on the spending of its game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. According to the National Bureau of Statistics of China, the growth rate of China’s gross domestic product, compared to that of the previous year, went from 6.0% in 2019, to 2.2% in 2020 and to 8.1% in 2021. Such growth rate may also fluctuate in the future, and a slowdown of the growth rate could result in a reduction in spending by Changyou’s game players.
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
Changyou’s online advertising revenues of $10.7 million for the year ended December 31, 2021, which were mainly derived from the operation of the 17173.com Website, represented 2% of Changyou’s total revenues for the year, and represented a decline of $0.9 million, or 8%, from its online advertising revenues for the year ended December 31, 2020. Changyou’s ability to avoid further declines in, or grow, its online advertising revenues may be adversely affected by any of the following risk factors:

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
Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2021 Changyou engaged four advertising agencies, which contributed approximately 76% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, Changyou is required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect Changyou’s online advertising growth, as Changyou books its online advertising revenue net of its sales rebates to advertising agencies.
Risks Related to Doing Business in China
The SAPPRFT’s, the MIIT’s, and other PRC authorities’ regulatory supervision of the online game industry may adversely affect Changyou’s online game operations.
The SAPPRFT has issued a series of regulations affecting the online game industry and providing guidance regarding online game operations. The SAPPRFT issued a notice in September 2009 stating that the SAPPRFT would be the only governmental agency with the authority to review and approve online games, including reviewing and approving the importation of online games from Offshore copyright owners, and that all online game operators must obtain an Internet publishing license in order to operate online games and related services and obtain additional pre-approval
from the SAPPRFT to make any changes to, or any new versions or expansion packs of, the originally approved online games. The
Measures of Internet Publication Service Administration
issued by the SAPPRFT and the MIIT, or the New Internet Publication Measures, which became effective on March 10, 2016 and replaced the
Temporary Measures for Internet Publication Administration
that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT prior to the publication of new online games. On May 24, 2016, the SAPPRFT issued a
Notice of the SAPPRFT on Administration of Mobile Game Publishing Services
, or the Mobile Game Notice, which became effective on July 1, 2016. The Mobile Game Notice provides that the content of mobile games is subject to review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. In addition, the SPPA, a successor agency to SAPPRFT, first delayed, and then suspended, its review of, and issuance of publishing and authorization codes for, online games, as was the case between April 2018 and December 2018; continued to delay such review and issuance during 2019; and has again, since July 2021 delayed the issuance of publishing and authorization codes for online games. Changyou’s online game business may be adversely affected by these SAPPRFT and MIIT notices and related implementation measures, as the launch of online games, new versions, expansion packs and imported games might be delayed because of the approval required. Such delays may result in higher costs for Changyou’s online game operation and have an adverse effect on its game revenue. If any of Changyou’s online game operating entities are unable to comply with the requirements of any PRC governmental department regarding the online game industry, it may be subject to various penalties and its online game business may be adversely affected.
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
Changyou is required to obtain applicable permits and approvals and file registrations with different regulatory authorities in order to operate its online games. For example, in order to distribute games through the Internet in China, the VIEs through which Changyou conducts its businesses under the VIE arrangements must obtain an ICP license from the MIIT and an Online publishing service license from the SPPA. Any online game Changyou operates needs to be approved by the SPPA prior to its launch. Once a new online game or any upgrade, expansion pack or new version of any existing game is launched, approval of the online publication of such new game or such upgrade must be obtained from the SPPA. If any such VIE fails to maintain any required permits or approvals, or to obtain any new permits or approvals on a timely basis, Changyou may be subject to various penalties, including fines and a requirement that it discontinues or limits its operations.

As the online game industry continues to develop in China, new law and regulations may be adopted from time to time to require additional licenses and permits other than those Changyou currently has, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC law and regulations applicable to the online game industry. Furthermore, as mobile games are a relatively new type of online game, there are uncertainties relating to whether a game developer, such as Changyou, which provides mobile games to mobile device users, needs to obtain a separate operating license in addition to the ICP license that it has already obtained. For any mobile games Changyou launches, Changyou may be required to apply for a separate operating license for the mobile applications. Therefore, it may not be able to obtain timely, or at all, required licenses or any other new license required in the future, and it may be found to be in violation of current or future PRC law and regulations, which could impede its ability to conduct business.
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
Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an online publishing service license (or before the New Internet Publication Measures became effective on March 10, 2016, an Internet publishing license), and an authorization code obtained under such a license is required for each game in operation and publicly available in the PRC. Changyou publishes certain of its existing games with authorization codes obtained under Internet publishing licenses held by third parties. See “Governmental Regulation and Legal Uncertainties—Specific Statutes and Regulations—Regulation of Online Games Services—Online Games and Cultural Products.” Current PRC regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Changyou’s past and expected future practices might be challenged by the SPPA, a successor agency to the SAPPRFT, which could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of its business license, or the forced discontinuation of or restrictions on its operations.
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
Due to relatively easy access to personal computers and Internet cafés, the increasing use and popularity of mobile devices such as smart phones and tablets connected to the Internet, and the lack of other appealing forms of entertainment in China, many teenagers and other minors in China frequently play online games. Concern that this can cause minors to spend less time on or refrain from other activities, including education, vocational training, sports, and resting, has resulted in adverse public reaction and stricter government regulation over the years. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games.

Adverse public opinion could discourage game players from playing online games, and could result in government regulations that impose additional limitations on the operations of online games as well as game players’ access to online games. For example, under the Monitor System Circular online game operators are required to adopt various measures to maintain a system to communicate with the parents of minors playing online games and are required to monitor the activities of minors and suspend the accounts of minors if so requested by their parents. The
Notice on Preventing Minors From Indulging in Online Games
(the “Indulgence Prevention Notice”), which the SAPPRFT issued on October 25, 2019 and became effective on November 1, 2019, requires online game operators to implement measures to not give minors access to online game services during specified periods of the day, imposes daily limits on minors’ length of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under the age of eight. On August 30, 2021, the NPPA issued the
Notice on Further Strengthening the Administration of the Prevention of Minors from Indulging in Online Games.
On October 20, 2021, the Ministry of Education of the People’s Republic of China (“MOE”), the SAMR and several other PRC authorities jointly issued the
Notice on Further Strengthening the Administration of the Prevention of Primary and Secondary School Students’ Addiction to Online Games
(the “Further Indulgence Prevention Notice”), which provides that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays and PRC statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. In addition, the Indulgence Prevention Notice and the Further Indulgence Prevention Notice state that online game operators may not provide game services to any users who have not registered using their real names. Changyou authorizes third parties to operate its mobile games, and Changyou receives a certain percentage of the third-party operators’ monthly revenues from the games as royalty payments. Third parties have the right to decide the games’ operating strategies, including whether to provide access to the games to minors. If the games are provided with minors, the third parties are required to impose stringent limits in accordance with the governmental policies discussed above, which may lead to a reduction in the third parties’ revenues from minor game players, which would in turn reduce Changyou’s monthly revenue-based royalty payments. If Changyou’s third-party licensees were to determine that the subject matter, story lines, plots, and/or gameplay of Changyou’s games are not appropriate for minors and stop providing access to the games to minors, there would be no longer any revenues generated from minors from such games, and Changyou would not receive the correspondent monthly revenue-based royalty payments.
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
These eight PRC government authorities subsequently promulgated additional regulations, including a
Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games
, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s identity to play Internet games and, accordingly, provides stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Real-name Registration Notice or the circular entitled
Implementation of Online Game Monitor System of the Guardians of Minors
(“the Monitor System Circular”). The Indulgence Prevention Notice and the Further Indulgence Prevention Notice require an online game operator to maintain and implement a user real-name registration system.
The Real-name Registration Notice, the Indulgence Prevention Notice, the Further Indulgence Prevention Notice and other regulations increase Changyou’s operating risks, as it will cause the loss of consumers and be required to spend more resources on the real-name verification and anti-fatigue system, which will lead to an increase in its operating costs. In addition, the amount of time that minors will be able to spend playing online games such as Changyou’s will be further limited. The Indulgence Prevention Notice requires online game operators not to give minors access to online game services during a specified period of a day, imposes specified daily limits on minors’ period of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under eight. For example, it is required under the Further Indulgence Prevention Notice that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays or PRC statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. Furthermore, if it is found to be violating these regulations, Changyou may be required to suspend or discontinue its online game operations.
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

In 2006, we undertook a reorganization of our search and search-related businesses. As part of the reorganization, we transferred most of our search and search-related businesses to Sogou Inc., a Cayman Islands exempted company that was incorporated in 2005 by us. In 2010, we undertook another reorganization, and transferred other businesses and employees related to the search and search-related businesses to Sogou. On November 13, 2017, Sogou completed its IPO on NYSE, trading under the symbol “SOGO.”
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
On September 23, 2021, we completed the Tencent/Sohu Sogou Share Purchase contemplated by the Tencent/Sohu Sogou Share Purchase Agreement, in which our indirect wholly-owned subsidiary Sohu Search sold all of the Class A ordinary shares of Sogou and Class B ordinary shares of Sogou owned by Sohu Search to Tencent Merger Sub at a purchase price of $9.00 per share. We received gross consideration of approximately $1.18 billion in cash from the Tencent/Sohu Sogou Share Purchase, and we no longer have any beneficial ownership interest in Sogou.
Our principal executive offices are located at Sohu.com Media Plaza, Block 3, No. 2, Kexueyuan South Road, Haidian District, Beijing, 100190, People’s Republic of China. Our telephone number at this address is +86
10-6272-6666.
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
BUSINESS OVERVIEW
We are a leading Chinese online media, video, and game business group providing comprehensive online products and services on PCs and mobile devices in China. Our businesses are conducted by the Sohu Group, which consists of Sohu and Changyou. Sohu is a leading Chinese language online media content and services provider, and Changyou is a leading online game developer and operator in China that engages primarily in the development, operation, and licensing of online games for PCs and mobile devices. Most of our operations are conducted through our China-based subsidiaries and VIEs.
Through the operation of Sohu and Changyou, we generate brand advertising revenues, online game revenues and other revenues. Brand advertising and online games are our core businesses. For the year ended December 31, 2021, total revenues generated by Sohu and Changyou were approximately $835.6 million, including total brand advertising revenues of $135.0 million, total online game revenues of $638.2 million, and total other revenues of $62.4 million.

Sohu: total revenues generated by Sohu were $186.6 million.

-	$124.2 million in brand advertising revenues, of which $75.4 million was from Sohu Media Portal, $26.8 million was from Sohu Video, and $22.0 million was from Focus; and

-	$62.4 million in other revenues, mainly attributable to revenues from paid subscription services, interactive broadcasting services, and revenue sharing from other platforms.
Changyou: total revenues generated by Changyou were $649.0 million.

-	$638.2 million in online game revenues, of which $469.3 million was from PC games, and $168.9 million was from mobile games; and

-	$10.8 million in brand advertising revenues, mainly attributable to Changyou’s 17173.com Website.
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

•
Sohu Media Portal.
Sohu Media Portal is a leading online news, information and content services provider in China. It provides users with access to comprehensive content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs;

•	Sohu Video. Sohu Video is an online video content and services provider in China through the mobile phone application Sohu Video APP, tv.sohu.com, and the PC video application ifox for PCs; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in China.
Revenues generated by the brand advertising business are classified as brand advertising revenues in our consolidated statements of comprehensive income.
Other Sohu Business
Sohu also engages in the other business, which consists primarily of paid subscription services, interactive broadcasting services, and revenue sharing from other platforms. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.
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
pre-film
advertising slots.
Online Game Business
Changyou’s online game business offers PC games and mobile games to game players. All of Changyou’s games are operated under the item-based revenue model, meaning that game players can play the games for free, but may choose to pay for virtual items, which are non-physical
items that game players can purchase and use within a game, such as characters, weapons, gems, pets, skills, fashion items and other in-game
consumables, features and functionalities. Revenues derived from the operation of online games are classified as online game revenues in our consolidated statements of comprehensive income.
PC Games
PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end
game access software be installed on the computers used. Changyou’s dominant game is TLBB PC, a PC based client-end
game. For the year ended December 31, 2021, revenues from TLBB PC were $421.7 million, accounting for approximately 66% of Changyou’s online game revenues, approximately 65% of Changyou’s total revenues, and approximately 50% of the Sohu Group’s total revenues.

Mobile Games
Mobile games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a mobile game, Legacy TLBB Mobile, which is operated by Tencent under license from Changyou. For the year ended December 31, 2021, revenues from Legacy TLBB Mobile were $79.5 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 12% of Changyou’s total revenues, and approximately 10% of the Sohu Group’s total revenues.
Platform Channel Business
Changyou’s platform channel business consists primarily of the operation of the 17173.com Website. Prior to RaidCall’s ceasing operations in March 2019, Changyou’s platform channel business also included RaidCall.
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
Changyou’s Share Structure
As a result of the completion of the Changyou Merger on April 17, 2020, we beneficially held and controlled, and continue to beneficially hold and control, 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou. We consolidate Changyou in our consolidated financial statements and, prior to the completion of the Changyou Merger on April 17, 2020, also provided for noncontrolling interests reflecting ordinary shares in Changyou held by shareholders other than us (“Changyou noncontrolling shareholders”).
Sogou’s Business (Discontinued)
Between our entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria for discontinued operations. Accordingly, the results of Sogou’s operations were excluded from our results from continuing operations, and revenues that were generated by Sogou are reflected as discontinued operations, in our consolidated statements of comprehensive income. We ceased consolidating Sogou in our consolidated financial statements after September 23, 2021. Retrospective adjustments to our historical statements have been made in order to provide a consistent basis of comparison.
Search and Search-related Business
Prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, our search and search-related business consisted primarily of search and search-related advertising services offered by Sogou. Search and search-related advertising services enabled advertisers’ promotional links to be displayed on Sogou’s search results pages and other Internet properties and third parties’ Internet properties where the links were relevant to the subject and content of searches and such properties. Sogou’s advertising services expanded distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications.

Other Sogou Business
Sogou also offered IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties, and offered other products and services.
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
Sources
Sohu Media Portal
Sohu Media Portal is a leading online news, information and content services provider in China. We provide users comprehensive content by aggregating content from professional media organizations and partnering with independent contributors. We recommend to users personalized content that may interest them, and encourage them to interact with each other based on our social distribution features. We provide content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs.
Sohu Video
Sohu Video is an online video content and service provider in China. We provide users free access to the majority of our extensive and comprehensive video content library, which includes popular domestic and overseas television programs, such as movies, animations, and documentaries, purchased from third parties; self-developed video content; variety shows; UGC; PGC; and other content generated through live broadcasting. We also offer selected fee-based
content from which we generate subscription revenues. Users can access our video content via mobile devices by visiting our mobile video site or installing Sohu Video APP, our mobile video application, or via PCs through tv.sohu.com or ifox, our PC video application.
Focus
Focus (www.focus.cn) is an online real estate information and services provider in China. Focus provides diversified online content consisting of new homes for sale, properties for re-sale
and home furnishing services, and other comprehensive services and solutions for real estate developers, house seekers and homeowners.
Business Model
In the brand advertising business, we enjoy a strong competitive position as one of the leading Internet companies in China. Through the platforms described above, we have built a sizeable user base through good user experiences provided by our products and services. This user base is appealing to advertisers. Through mobile devices and PCs, we provide advertisement placements to our advertisers on different Internet platforms and in different formats. We rely on both direct sales by our internal sales force and sales by advertising agents for advertising on our Internet platforms. Our advertisers include multinational companies and Chinese domestic medium-sized
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
Other Sohu Business
Sohu also engages in the other business, which consists primarily of paid subscription services, interactive broadcasting services, and revenue sharing from other platforms. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.
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
Changyou’s online games consist primarily of MMORPGs. Changyou is also expanding its game portfolio with additional types of card-based role-playing games (“RPGs”), casual games and strategy games. MMORPGs are massive multiplayer online role -playing games that allow a large number of players to take on the role of a character and interact with one another within a virtual world. Card-based RPGs are RPGs in which players collect characters or other virtual items in the form of cards. Casual games generally involve simpler rules, shorter sessions, and require less learned skills. Strategy games are simulation games that allow players to control, manage and use game characters and items and to design and implement their own strategies to win the games.
Changyou’s games are operated under the item-based revenue model, meaning game players can play Changyou’s games for free, but may choose to pay for virtual items, which are non-physical
items that game players can purchase and use within a game, such as characters, weapons, gems, pets, skills, fashion items and other in-game
consumables, features and functionalities. Through virtual items, players are able to enhance their squad or characters, accelerate their progress in Changyou’s games, and share and trade with friends.
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
Licensed-Out
Games
Changyou also authorizes third parties to operate its online games. Changyou has granted an exclusive license to Tencent to distribute and operate its mobile game Legacy TLBB Mobile within China, and has licensed its PC game TLBB and mobile games Legacy TLBB Mobile and TLBB 3D to third-party operators in selected overseas markets outside of China, including Vietnam, Singapore, and Malaysia.
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
Platform Channel Business
Changyou’s platform channel business consists primarily of the operation of the 17173.com Website. Prior to RaidCall’s ceasing operations in March 2019, Changyou’s platform channel business also included RaidCall.
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
We have been issued 267 patents in China covering inventions, utility models, and designs; we have 176 patent applications currently pending in China; and we intend to apply for more patents in China and in countries and regions outside of China to protect our core technologies and intellectual property.

We have registered three service marks with the U.S. Patent and Trademark Office of the CNIPA, consisting of Sohu.com, registered on August 1, 2000; Sohu.com (stylized), registered on August 1, 2000; and Sohu, registered on June 13, 2000. We have registered 3,678 trademarks with the Trademark Office of the CNIPA, including the marks “SOHU.com,” “ChangYou.com,” and “cyou.com” and marks relating to our products such as Sohu.com logos, Sohu Fox logos, GoodFeel logos, Go2Map, Sohu Focus, Blade Online, and 17173, and the corresponding Chinese versions of the marks; and we are in the process of applying for the registration of 134 other trademarks. We are the registered owner of 372 registered trademarks and have also applied for 49 trademarks in countries and regions outside of China. In addition, we are in the process of applying for recognition of certain of our marks as famous Beijing trademarks and well-known Chinese trademarks. We also filed registration of trademarks relating to our subsidiary companies’ names and Changyou’s online games and other businesses in various countries and regions, such as the United States, European Union, Turkey, Japan, South Korea, Malaysia, Indonesia, Vietnam, Thailand, Brazil, Taiwan and Hong Kong. Our rights to these marks could be affected adversely if any of our applications are rejected. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion. In addition, Changyou has the license rights to use the trademarks, such as TLBB, TLBB logos and TLBB 3D, for its mobile games TLBB 3D and Legacy TLBB Mobile and for its PC game TLBB under its existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could cause Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. See “Risk Factors—Risks Related to Changyou.com Limited—Risks Related to Changyou’s Business—Overall Risks—Changyou may need to incur significant expenses to enforce its proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed” and “- Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business” in Item 3.
We are the registered owner of 840 software copyrights and 590 copyrights for works in China, each of which we have registered with the State Copyright Bureau of China and its local branches. In addition to the above, we have also registered the copyrights for 20 works in countries and regions outside of China.
We own the rights to 309 domain names that we use in connection with the operation of our business, including the Sohu and Changyou websites.
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
Sohu
As of December 31, 2021, Sohu maintained approximately 10,618 servers in China. To fully support the operation of Sohu’s content and services, Sohu established these data centers primarily through China Mobile, China United Network Communication Group Company Limited (“China Unicom”), and China Telecom Corporation (“China Telecom”), which are the three largest Internet connection service providers in China, to support most of Sohu’s core services. In addition, Sohu has established branch nodes in different provinces throughout China through different telecommunication operators in order to establish national coverage and provide fast and stable access to Sohu’s Internet platforms properties to users across China. In addition, Sohu has developed cooperation with several smaller private Internet service providers.
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
Changyou
Changyou supports its operations with a network of reliable and secure physical and cloud-based servers that have fully supported its operations for many years. As of December 31, 2021, Changyou maintained for its online game business approximately 2,000 physical servers in Mainland China, and 3,000 cloud-based servers that are spread across Mainland China, Hong Kong, other Asia-pacific regions, Europe and North America. In order to enhance Changyou’s game players’ experience and to improve connectivity, Changyou has located its physical game servers in a number of regions throughout China. This allows its players to connect to the nearest servers that are located in their region without exchanging data across the national backbone network. Furthermore, to ensure high quality services for its game players, Changyou works with leading domestic cloud technology firms to provide efficient and stable game services using cloud-based resources.
MARKETING
Sohu
As Sohu is a leading Chinese online media company, our brand effectively provides us with built-in
word-of-mouth
marketing and we have significantly benefited from this recognition of our brand in China. Applying our advanced livestreaming technologies, we also host high-quality marketing events, both online and offline, with the goal of strengthening our brand influence across certain verticals by consolidating our position as a mainstream media source, and enhancing our core competitiveness and credibility by leveraging high-quality content across our platform, thereby attracting both users and advertisers. Further, we continually promote our self-produced video programs across diversified online social media platforms to attract users to our platform.
We work closely with mobile application stores as well as performance-based online advertising platforms. We also cooperate with market-dominant mobile phone manufacturers to pre-install
our Mobile Apps into their mobile phones to enhance our market influence and enlarge our user base.
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
For mobile games in particular, Changyou designs and implements different marketing strategies for different game genres to attract the genres’ target players. Changyou works closely with performance-based online advertising platforms such as Ocean Engine, Guang Dian Tong, and Fen Si Tong where Changyou can target different user groups. Changyou also works with the Apple store and Android mobile application stores to market its games. For games with a specific user group, Changyou advertises on mobile applications, websites and other media outlets that cater to the same user group.
Changyou promotes its games in overseas markets with a targeted marketing approach, leveraging its data collection and analysis system. Changyou’s overseas marketing strategies also include using social media platforms and search engine management to promote its games.

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
Competition for Sohu’s Business
In the PRC Internet space, competition for brand advertising business is intense and is expected to increase significantly in the future. We compete with our peers and competitors in China primarily on the following basis:

•	access to financial resources;

•	gateway to host of Internet users’ activities;

•	technological advancements;

•	attractiveness of products;

•	brand recognition;

•	volume of traffic and users;

•	quality of Internet platforms and content;

•	quality and quantity of purchased video content, self-developed video content, and user-generated content;

•	strategic relationships;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	talent of staff; and

•	pricing.
Over time, our competitors may gradually build certain competitive advantages over us in terms of:

•	greater brand recognition among Internet users and clients;

•	better products and services;

•	larger user and advertiser bases;

•	more extensive and well-developed marketing and sales networks; and

•	substantially greater financial and technical resources.
There are a number of existing or new PRC Internet companies, which include companies controlled or sponsored by private entities and by PRC government entities. As an Internet portal, we compete with 58.com, Alibaba, Autohome, Baidu, BitAuto, Bilibili, Douyin, Douyu, Fang, Huya, iQIYI, JOYY, Kuaishou, Leju, Mango TV, Momo, NetEase, Phoenix, Qutoutiao, Sina, Tencent, TouTiao, and Youku.
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
Competition for Changyou’s Business
Online Game Business
In the online game industry, Changyou competes principally with online game developers and operators in China, such as Archosaur, Giant, IGG, Lilith, miHoYo, NetDragon, NetEase, Perfect World and Tencent.
Platform Channel Business
In the platform channel business, Changyou’s game information portal operated through the 17173.com Website competes in China with other game information portals, such as Duowan.com, operated by JOYY Inc., and Game.sina.com.cn, operated by Sina Corporation.
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
As of December 31, 2021, we leased office space of approximately 9,379 square meters in the PRC.
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
As of December 31, 2021, Changyou leased office space in Beijing of approximately 407 square meters. Changyou also leased office space of approximately 4,491 square meters in other cities in the PRC and in other countries.
GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES
The following description of PRC laws and regulations is based upon the opinion of Haiwen & Partners, or Haiwen, our PRC legal counsel. The laws and regulations affecting China’s Internet industry and other aspects of our business are at an early stage of development and are evolving. There are substantial uncertainties regarding the interpretation and enforcement of PRC laws and regulations. We cannot be certain that the PRC regulatory authorities would find that our corporate structure and business operations strictly comply with PRC laws and regulations. If we are found to be in violation of PRC laws and regulations by the PRC government, we may be required to pay fines, obtain additional or different licenses or permits, and/or change, suspend or discontinue our business operations until we are found to comply with applicable laws. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information—Risk Factors.”
Overview
The Chinese government has enacted an extensive regulatory scheme governing Internet-related areas, such as telecommunications, Internet information services, international connections to computer information networks, online game services, information security and censorship.
Various aspects of the PRC Internet industry are regulated by various PRC governmental authorities, including, among others:

•	the MIIT, which resulted from the merger of the former Ministry of Information Industry and other governmental departments;

•
the MCT, which was established in March 2018 and resulted from the merger of the former Ministry of Culture (the “MOC”), and the former China National Tourism Administration (the “CNTA”). The “MCT” as used in this report refers to the governmental authority that resulted from the merger, as well as to the MOC and the CNTA separately for periods prior to the merger;

•	the MPS;

•	the MOFCOM;

•
the SAMR, which resulted from the merger of, and assumed the responsibilities previously held by, the State Administration for Industry and Commerce (the “SAIC”), the General Administration of Quality Supervision, Inspection and Quarantine (the “AQSIQ”) the Certification and Accreditation Administration, the Standardization Administration of China (the “SAC”), and the State Food and Drug Administration (the “SFDA”). The “SAMR” as used in this report refers to the governmental authority that resulted from the merger, as well as to the SAIC, the AQSIQ, the SAC, and the SFDA separately for periods prior to the merger;

•
the SAPPRFT was reorganized into three separate governmental authorities, the NRTA, the NFA, and the SPPA, in March 2018. The SAPPRFT had resulted from the merger of the former General Administration of Press and Publication (the “GAPP”) with the former State Administration of Radio, Film and Television (the “SARFT”) in March 2013. The “NRTA,” the “NFA” and the “SPPA” as used in this report refer to the respective governmental authorities after the reorganization; the “SAPPRFT” as used in this report refers to the governmental authority that resulted from the merger for the period after the merger and prior to the reorganization, as well as to the GAPP and the SARFT separately for periods prior to the merger;

•	the PRC State Council Information Office (the “SCIO”);

•	the CAOC;

•	the SAFE; and

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

Specific Statutes and Regulations
Requirements for Establishment of WFOEs
Under the Law of the People’s Republic of China on Foreign Investment Enterprises (the “Foreign Investment Enterprises Law”), promulgated on April 12, 1986 and amended on October 31, 2000, the establishment of a WFOE was required to be approved by MOFCOM or one of its local branches. On September 3, 2016, the Foreign Investment Enterprises Law was further amended by the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws including the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, issued by the Standing Committee of the National People’s Congress, and on October 8, 2016 MOFCOM issued the Interim Measures for the Administration of Filing for Establishment and Change of the Foreign Investment Enterprises (the “Interim Filing Measures”), which were further amended on July 30, 2017 and June 29, 2018, respectively. The Foreign Investment Enterprises Law and the Interim Filing Measures provide that, with certain exceptions, the establishment of FIEs is only subject to certain filing requirements with, and no longer requires prior approval by, MOFCOM or its local branches.
On March 15, 2019, the Standing Committee of the National People’s Congress issued the
Foreign Investment Law, which took effect on January 1, 2020 and replaced the Foreign Investment Enterprises Law and other laws relating to foreign investment. The stated purpose of the Foreign Investment Law is to expand China’s opening up to the outside world, promoting and regulating foreign investment, and protecting the rights and interests of foreign investors. The Foreign Investment Law defines “foreign investment” as investment activity in China conducted directly or indirectly by foreign investors through any of the following methods: (i) the foreign investor, by itself or together with other investors, establishes an FIE in China; (ii) the foreign investor acquires shares or the equity securities, asset tranches, or similar rights or interests in enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes a new project in China; or (iv) the foreign investor invests in China by any other means specified by laws, administrative regulations, or provisions prescribed by the State Council. In addition, the Foreign Investment Law provides, for example, that treatment of foreign investors and their investments during the investment access stage may not be inferior to treatment afforded to PRC domestic investors and their investments, except where a foreign investment is in a category of restricted investments. The Foreign Investment Law also provides that the PRC government will establish an information reporting system, and that foreign investors and FIEs will be required to submit investment information through an enterprise registration system and an enterprise credit information publicity system. On December 30, 2019 the MOFCOM issued the
Measures for the Reporting of Foreign Investment Information
(the “Reporting Measures”), which took effect on January 1, 2020, the same date as the effective date of the Foreign Investment Law to implement the information reporting system and replace the Interim Filing Measures. The Reporting Measures require that foreign investors establishing FIEs in China submit an initial report through the enterprise registration system; there is no longer any filing requirement with MOFCOM or its local branches under the Reporting Measures. On December 12, 2019, the State Council also issued the
Implementing Regulations of the Foreign Investment Law
and, on December 26, 2019, the Supreme People’s Court issued the
Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the People’s Republic of China
, both of which became effective on January 1, 2020. As the Foreign Investment Law and the related implementing regulations are newly-issued, their impact upon the existing procedures required for the establishment of an FIE remains unclear, pending further clarification and guidance from the MOFCOM and other relevant governmental authorities. On December 19, 2020, the National Development and Reform Commission (the “NDRC”) and the MOFCOM promulgated the Security Review Measures, which became effective on January 18, 2021. The Security Review Measures stipulate that investment by foreign investors in specified industries within the PRC that affects or may affect national security will be subject to security review by relevant governmental authorities.
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
The business activities of Sohu Internet include providing content to mobile phone users through the platforms of China’s main three telecommunications operators. On April 25, 2004, the MIIT issued a notice stating that China mobile network operators may only provide mobile network access to those mobile Internet service providers which have obtained licenses from the relevant local arm of the MIIT before conducting operations. On the basis of the notice, China Mobile Communication Corporation (“China Mobile”) has required each of its mobile Internet service providers to first obtain a license for trans-regional value-added telecommunications services in order to gain full access to its mobile network, which is a nationwide policy in line with a similar notice issued by the Beijing branch of China Mobile on April 12, 2004.
On August 8, 2014, the MIIT issued to Sohu Internet a Value-Added Telecommunication Services Operating License, which was renewed on July 23, 2019, that authorizes the provision of Internet data center services, Internet content distribution services, and Internet access services, all of which are classified as value-added telecommunication services. On January 30, 2015, the MIIT issued to Guangzhou Qianjun a Value-Added Telecommunications Services Operating License, which was renewed on November 23, 2019, that authorizes the provision of Internet information services, which are also classified as value-added telecommunication services.
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
For a FITE to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. FITEs that meet these requirements must obtain approvals from the MIIT or its authorized local counterparts, which retain considerable discretion in granting approvals.

The
Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (the “MIIT Notice”)
, which reiterates certain provisions of the FITE Regulations, was issued on July 13, 2006. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must be established and must apply for a telecommunications business license applicable to the business. Under the MIIT Notice, a domestic company that holds a license for the provision of Internet content services, or an ICP license, is considered to be a type of value-added telecommunications business in China, and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder or its shareholders. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with standards set forth in relevant PRC regulations. Some of the VIEs through which we operate, rather than our subsidiaries, hold ICP licenses, own our domain names, and hold or have applied for registration in the PRC of trademarks related to our business and own and maintain facilities that we believe are appropriate for our business operations.
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
In the opinion of Haiwen, subject to the uncertainties and risks disclosed elsewhere in this report under the heading “Risk Factors” and “Governmental Regulation and Legal Uncertainties,” the ownership structures of our principal PRC Subsidiaries and our principal VIEs comply with all existing laws, rules and regulations of the PRC and each of such companies has the full legal right, power and authority, and has been duly approved, to carry on and engage in the business described in its business license.
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
On November 15, 2018, the CAOC promulgated the
Provisions on the Security Assessment of Internet-based Information Services with Attribute of Public Opinions or Capable of Social Mobilization
, which require that Internet information service providers that provide Internet services with the potential to influence public opinion or provoke social movement, including BBS, blog, and micro-blog services, must conduct a security self-assessment and file with the local office of the CAOC a self-assessment report regarding such Internet services and supporting technologies, their user base characteristics, and any significant changes in user opinions and potential risks concerning public security issues.
On October 26, 2021, the CAOC issued the
Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities
, which requires internet platforms to, among other things, monitor online information of entertainment celebrities so as to timely identify hot topics that could involve illegal actions and promptly report to competent authorities. On August 25, 2021, the CAOC issued the
Notice on Further Strengthening the Management of Chaos in Fan Groups,
which is intended to rectify behavior in the online fan groups for entertainment celebrities, specifically, in features such as entertainment celebrity rankings, hot topics, fan communities, and fans interactive functions, so as to curb verbal abuse, stigmatization, instigation, confrontation, insults, slander, rumors, malicious marketing and the spread of other harmful information.
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
On May 11, 2004, Sohu Internet obtained from the Information Office of the Beijing Municipal Government (the local arm of the SCIO) an Internet news information services permit, which was updated by the SCIO on June 6, 2006, April 4, 2018 and April 4, 2021, respectively. There is uncertainty as to whether the provision of news search services and aggregation of news links fit within the definition of news dissemination services.
Internet Publishing
On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services (the “Internet Publishing Rules”), which took effect on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules define “Internet publications” as digital works that are edited, produced or processed to be published and provided to the public through the Internet, including (i) original digital works, such as pictures, maps, games, and comics; (ii) digital works with content that is consistent with the type of content that, prior to the Internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (iv) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, Internet operators distributing such Internet publications via information networks, including Web portals such as ours, are required to apply to and register with the SAPPRFT before distributing Internet publications.
On June 5, 2020, the National Press and Publication Administration issued the
Notice on Further Strengthening the Administration of Online Literature Publishing
. This notice provides that a platform publishing online literary works must (i) require writers to provide real identity information; (ii) review the works before they are published on the platform; and (iii) take appropriate and timely measures to prevent dissemination through the platform of false or misleading information.
On December 22, 2010, Sohu Internet obtained an Internet publishing license issued by the SAPPRFT, which was renewed on October 1, 2019. The renewed license expired on December 21, 2021. As of the date of this annual report, Sohu Internet is in the process of applying for renewal of the license, but there is uncertainty as to whether Sohu Internet will be able to renew it. For the details of the Internet publishing licenses held by Changyou’s VIEs, see “Specific Statutes and Regulations—Regulation of Online Game Services—Online Games and Cultural Products.”
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
On March 17, 2010, SAPPRFT issued a
Catalogue of Classification of Internet Audio-Video Program Services (Trial)
(the “Internet Audio-Video Program Catalogue”), which was amended on March 10, 2017. The Internet Audio-Video Program Catalogue classifies Internet audio-video program services (excluding IPTV, Internet TV and mobile TV services) provided to computer and mobile phone users the Internet into four categories, consisting of (i) Internet audio-video programs sponsored and broadcast through Internet radio and television stations, including political news, political talk shows, self-produced news programs and live programs of vital political, military, economic, social and sports activities; (ii) reprints of political news, Internet hosting, interviews, report and commentary services in entertainment, technology, financial, sports and educational audio-video programs, production and broadcasting of Internet dramas, compilation and broadcasting of entertainment, technology, financial, sports and education audio-video programs, and live broadcasting of cultural and sports activities; (iii) the aggregation of Internet audio-video programs, which means editing and arranging Internet audio-visual
programs on the same website, providing search and viewing services to public users, and broadcasting user-uploaded audio-video programs; and (iv) retransmission of Internet audio-video programs. A permit for the Network Transmission of Audiovisual Programs specifies the scope of the services under one or more of these categories that the holder of the permit is allowed to provide. Sohu Internet’s permit for the Network Transmission of Audiovisual Programs allows Sohu Internet to provide services mostly under the categories described in clauses (ii), (iii), and (iv) above. Guangzhou Qianjun’s permit for the Network Transmission of Audiovisual Programs allows Guangzhou Qianjun to provide certain services under the categories described in clauses (ii) and (iii) above.
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
Protection of Minors
On March 29, 2019, the SAPPRFT issued the
Administrative Regulations Regarding Programs
for Minors
(the “Programs for Minors Regulations”), which took effect on April 30, 2019 and was amended on October 8, 2021. Under the Programs for Minors Regulations, programs for minors refer to Internet audiovisual programs and radio and television programs with minors as the main participants or the target audience. Under the Programs for Minors Regulations, providers of online audiovisual program services are required to adopt a number of measures to protect the physical and psychological well-being of minors, including establishing separate zones on their online platforms for audiovisual programs suitable for minors; prohibiting the advertising in such separate zones of pharmaceuticals, medical equipment, cosmetics, alcohol, cosmetic surgery, and other specified categories not considered suitable for minors; displaying break reminders in a prominent position during programs for minors; and deleting, blocking, and disconnecting links and adopting other necessary measures. Online audiovisual program services providers are also required to conduct pre-broadcasting reviews of programs for minors and advertisements to be directed to minors, and to form committees consisting of minor protection experts and representatives of parent and teacher groups to periodically evaluate programs for minors and such advertisements.
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
Private Network and Targeted Communication Audiovisual Program Services
On April 25, 2016, the SAPPRFT issued
the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services
(the “Private Network Audiovisual Programs Administration Provisions”), which were amended effective March 23, 2021, to replace the
Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks that had been
issued by the SAPPRFT on July 6, 2004. The Private Network Audiovisual Programs Administration Provisions stipulate that private network and targeted communication audiovisual program services include the provision, integrated control, transmission and distribution of audiovisual content through IPTV, targeted mobile television, television network and other targeted channels. The Private Network Audiovisual Programs Administration Provisions provide that operators engaging in private network and targeted communication audiovisual program services must obtain a permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The Private Network Audiovisual Programs Administration Provisions provide that only PRC state-owned or state-controlled entities may engage in private network and targeted communication audiovisual program services. We provide a small amount of audiovisual program services through private network and/or targeted communication channels, such as IPTVs and television networks. In order to comply with the Private Network Audiovisual Programs Administration Provisions, we partner with PRC state-owned entities for the provision of such services through private network and targeted communication channels. According to a press conference of SAPPRFT regarding the Private Network Audiovisual Programs Administration Provisions, Internet audiovisual program services provided through the public Internet, which include our main online video services, other than private network and targeted communication channels should comply with Document 56. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Online Audiovisual Transmission through the Public Internet” for a description of regulations affecting Internet Audio-video program services provided through the public Internet.
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
On November 11, 2021, the MCT issued the
Administrative Measures on Credit for the Cultural and Tourism Market
(the “Credit Measures”)
to replace the
Measures for the Administration of a National Cultural Market Blacklist
issued on June 19, 2018. The Credit Measures classify entities that engage in activities in the cultural and tourism markets that are determined to be dishonest into entities that are determined to have engaged in egregiously dishonest activities and entities that are determined to have engaged in activities that, though dishonest, are relatively less dishonest and further stipulate standards and procedures for identifying entities that engage in such dishonest activities. In addition, operators identified as engaging in dishonest activities under the Credit Measures may be subject to a series of regulatory measures, such as strict daily supervision and frequent random inspection from MCT or its local counterparts.
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
On September 2, 2021, the NRTA issued the
Notice on Further Strengthening the Management of Arts and Their Personnel
, under which online audio-visual platforms are required to strictly control the selection of actors and are prohibited from engaging actors with political positions considered to be wrong or who engage in deeds or use words considered to be immoral, actors considered to not be adhering to an acceptable level of social fairness and justice, or actors violating laws, regulations, or the public order.
Sohu Internet, Guangzhou Qianjun currently hold Online Culture Operating Permits. The Online Culture Operating Permit obtained by Sohu Internet includes a permit for operating Internet information services at “focus.cn.”
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
E-commerce
Live Online Broadcasting Activities
issued by the SAMR in November 2020 also provide that
e-commerce
live online broadcasting platforms should verify the qualifications and real-name identities of the entities and individuals selling goods and services on such platforms, and ensure such sales to comply with the New Advertising Law and the
E-commerce
Law. On April 23, 2021, the CAOC and six other governmental authorities issued the
Administrative Measures for
E-commerce
Live Online broadcasting (for Trial Implementation)
,
which further stipulate that live online broadcasting platforms must take certain specified measures, such as arranging special personnel to conduct real-time inspections and extending the storage time for live broadcast content with respect to key live online broadcasting operators. The live online broadcasting platforms are also required to establish a sound risk identification model and take appropriate actions to prevent suspected violations of laws and regulations in regard to high-risk marketing activities, such as issuing violation warnings, limiting traffic and suspending live online broadcasting. In addition, relevant governmental authorities may share information regarding
e-commerce
live online broadcasting entities with records of serious violations and may carry out joint enforcement and punishment.

On February 9, 2021, the CAOC and six other governmental authorities issued the
Guiding Opinions on Strengthening the Ratification and Administration of Live Online Broadcasting
(the
“
Guiding Opinions”). The Guiding Opinions stipulate that live online broadcasting platforms must (i) classify and rank accounts for live online broadcasting based on factors such as the nature of the account holders, the content of performances, the number of followers and the popularity of the broadcast programs, (ii) set reasonable limits on the duration of, the amount of money to be received in, and commodities to be sold in each broadcast program based on the accounts’ categories and rankings, and (iii) set reasonable limits on the maximum amount of money paid by the Internet users for a single virtual commodity or reward in connection with a live online broadcast.
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
The VIEs Sohu Internet and Guangzhou Qianjun received renewed approval from the SAMR, on June 13, 2019 and November 23, 2018, respectively, to disseminate pharmaceuticals information over the Internet.
Regulation of Brand Advertising Services
On April 24, 2015, the Standing Committee of the National People’s Congress enacted the
Advertising Law of the People
’
s Republic of China
(the “New Advertising Law”), which became effective on September 1, 2015 and was amended on October 26, 2018 and April 29, 2021. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. On July 4, 2016, the SAMR issued the
Interim Measures of the Administration of Online Advertising
(the “SAMR Interim Measures”), effective on September 1, 2016. The New Advertising Law and the SAMR Interim Measures both provide that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up
windows on the Internet must display a “close” sign prominently and ensure one-key
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

On November 26, 2021, the SAMR issued the
Administrative
Measures for Online Advertising (Draft for public comments)
(the “Draft Online Advertising Measures”). The Draft Online Advertising Measures provide that pre-roll,
embedded and
pop-up
online advertisements must clearly display a “close” button which enables users to close the advertisements with one click and prohibit the practice of forcing users to wait for a timer countdown to finish before they can close the advertisements.
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
Regulation of Online Game Services
Online Games and Cultural Products
In September 2009, the SAPPRFT, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a
Notice on Further Strengthening the Administration of
Pre-examination
and Approval of Online Games and the Examination and Approval of Imported Online Games
, or the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the VIE structures of Changyou were deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, the VIE structures of Changyou might be challenged by the SPPA, a successor agency to the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those Changyou use having been challenged by the SAPPRFT or the SPPA as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However, it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.
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

Gamease, which is the operator of TLBB, Blade Online and certain other licensed PC games, and Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively, and Gamease and Guanyou Gamespace have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. TLBB, Blade Online and some of Changyou’s other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing license at the time those online games were made publicly available. TLBB, Blade Online and certain of Changyou’s other existing games are currently published under an Internet publishing license held by Gamease. As of the date of this annual report, the Internet publishing licenses held by Gamease and Guanyou Gamespace have expired, and Gamease and Guanyou Gamespace are in the process of applying for renewal of their respective licenses. There is uncertainty as to whether Gamease and Guanyou Gamespace will be able to renew such licenses. Current PRC regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like Changyou’s are acknowledged by the SAPPRFT or SPPA, in view of the lack of formal interpretation regarding this issue, the SPPA might challenge Changyou’s current and past practices and could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of Changyou’s business license, or the forced discontinuation of or restrictions on its operations.
On May 24, 2016, the SAPPRFT issued the Mobile Game Notice, which became effective on July 1, 2016 and sets forth requirements for the publication and operation of mobile games online, including requiring that mobile game publishers and operators, including joint operators, review the content of the games that they publish and operate, and apply for publication and authorization codes at least 20 business days before first publishing and operating domestic recreational and educational mobile games through open beta testing. The Mobile Game Notice, as updated by a subsequent notice, specifies that game publishers and game operators were required to review the content of mobile games that were published and operated online before July 1, 2016, and to complete approval procedures for those games before December 31, 2016, or to cease operating the games. The Changyou VIEs completed prior to December 31, 2016 all of the approval procedures required by the SAPPRFT for Changyou’s mobile games that were in operation before July 1, 2016.
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
Protection of Minors
On August 30, 2021, the NPPA issued the
Notice on Further Strengthening the Administration of the Prevention of Minors from Indulging in Online Games.
On October 20, 2021, the MOE, the SAMR and several other PRC authorities jointly issued the
Notice on Further Strengthening the Administration of the Prevention of Primary and Secondary School Students’ Addiction to Online Games
(the “Further Indulgence Prevention Notice”), which provides that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays and PRC statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. In addition, the Indulgence Prevention Notice and the Further Indulgence Prevention Notice require that that online game operators may not provide game services to any users who have not registered using their real names.
On October 17, 2020, the Standing Committee of the National People’s Congress issued the Minor Protection Law, which took effect on June 1, 2021 and has enhanced the requirements for the protection of minors from addictive online-game playing behaviors. Also see “Governmental Regulation and Legal Uncertainties - Regulation of the Provision of Internet Content—Protection of Minors.”
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
To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires online game operators such as Changyou to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games
, or the Real-name Registration Notice”), which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. Changyou developed anti-fatigue and real-name registration systems for its games, and implemented them beginning in 2007. Under the systems of Changyou, game players must use real identification in order to create accounts, and in this way Changyou generally are able to tell which of their game players are minors and thus subject to these regulations. For game players who do not register, Changyou assume that they are minors. As required by the anti-fatigue rules, Changyou reduces the value of in-game
benefits of game players under 18 years based on the amount of their continuous play. In order to comply with the anti-fatigue
rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points.

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
Import and Export of Software Technology
China imposes controls on the import and export of technology and software products. Under the
Regulations on Administration of Import and Export of Technologies
promulgated by the State Council, which were amended on November 29, 2020, the term “technology import and export” is defined to include, among other things, the transfer or licensing of patents and know-how,
and the provision of services related to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by or registration with the relevant PRC governmental authorities. Under the
Software Export Management and Statistics Measures
promulgated in October 2001, if a company is classified as a software enterprise and has a minimum of RMB1.0 million (or approximately $144,904) in registered capital, it may engage in an export business after being registered with the relevant PRC governmental authorities. All contracts which relate to the export of software products, transfer of technology or provision of related services must be filed with the relevant PRC governmental authorities. The
Measures for the Administration of Registration of Technology Import and Export Contracts,
issued by the MOFCOM in February 2009, specify registration requirements related to the import and export of technology.
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
Regulation of Other Services
Real Estate Services
On December 27, 2021, the NDRC and the MOFCOM issued the
Special Administrative Measures for Admittance of Foreign Investment (Restricted List) (2021 Edition)
(the “2021 Restricted List”), which became effective on January 1, 2022. The 2021 Restricted List removed from the category of industries where foreign investment is restricted real estate agency and brokerage services, which had been included in the restricted category in the previous Foreign Investment Industrial Guidance Catalogue issued in 2011. The 2020 Restricted List loosened existing restrictions on foreign ownership of real estate agency and brokerage services in China, and as a result we may conduct real estate agency and brokerage services directly.
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
Institutions
(the “Payment Services Measures”), which took effect on September 1, 2010 and were amended on February 3, 2016 and April 29, 2020. On December 1, 2010, the PBOC promulgated the
Implementing Rules for the Payment Services Measures
, which was last amended on September 1, 2021. The Payment Services Measures and their implementing rules require any non-financial
institution engaging in payment services, such as online payments, issuance and acceptance of prepaid cards, and bill collection via bank cards, to obtain a Payment Service License. Applications for Payment Service Licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. To further regulate the operation of online payment services, the PBOC issued the
Administration of Online Payment Services Provided by
Non-Bank
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
, which took effect on June 1, 1991 and was amended in 2001, 2010, and 2020. The 2020 amended Copyright Law, which took effect on June 1, 2021, extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of the pledge of a copyright. The latest amended Copyright Law clarifies the scope of works entitled to copyright protection and provides for more stringent enforcement measures against copyright infringement.
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

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns, which normally last for three to four months every year, specifically aiming to crack down on Internet copyright infringement and piracy in China. According to the
Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy
promulgated by the NCA, the MPS and the MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign was Internet audio and video programs. From the time the 2010 campaign commenced in late July, the local branches of the NCA focused on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through
e-commerce
platforms, providing search links, information storage, Web hosting or Internet access services for third parties engaging in copyright infringement or piracy and infringement by the use of mobile media. In serious cases, the operating permits of the Websites engaging in illegal activities may be revoked, and such Websites may be ordered to shut down. The Jian Wang Campaign for 2021, which targets copyright infringement related to the online transmission of short videos, live online broadcasting of sporting events, and online education and aims to enhance the existing campaign with respect to the protection of news works, online music, and online literature and in the field of
e-commerce
platforms, was launched in June 2021.
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
, which was amended in 1992, 2000, 2008 and 2020. The 2020 amended Patent Law took effect on June 1, 2021. On June 15, 2001, the State Council promulgated the
Implementation Regulation for the Patent Law
, which was lately amended in January 9, 2010. According to these laws and regulations, the Patent Office of the CNIPA is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and designs. From June 1, 2021, in the case of designs, a patent will be valid for fifteen years from the date of the filing of the patent application. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights.

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
On March 15, 2021, the SAMR issued the
Measures for the Supervision and Administration for Online Transactions
(the “Online Transaction Measures”), which became effective on May 1, 2021, to replace the
Administrative Measures on Online Transactions
promulgated on January 26, 2014. The Online Transaction Measures apply to the sale of commodities and provision of services through the Internet, including through social networking and live online broadcasting within the territory of the PRC; aim at creating a fairer competitive environment for online transaction operators and a safer consumption environment for users in online transactions; and specify the responsibilities of platform operators in the course of providing online shows and
e-commerce
live broadcast services. Under the Online Transaction Measures, online transactions operators must comply with laws and regulations, fairly participate in market competition, and accept public supervision. In addition, the Online Transaction Measures have strengthened the protection of consumer interests and set forth more specific obligations for online transaction operators with respect to the display of their licenses and the collection of consumer personal information. On May 26, 2016, the MIIT issued the Measures on the Complaint Settlement of the Telecommunication Services Users (the “Complaint Settlement Measures”), which took effect on July 30, 2016. The Complaint Settlement Measures require telecommunication services providers to respond to their users within fifteen days upon the receipt of any complaint delivered by such users, the failure of which will give the complaining users the right to file a complaint against the service providers with the provincial branch offices of the MIIT.

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
On August 29, 2015, the Standing Committee of the National People’s Congress issued Amendment (IX) to the Criminal Law of the People’s Republic of China (“Amendment (IX)”), which strengthens the protection of personal information. Pursuant to Amendment (IX), network service providers and others who unlawfully sell or otherwise provide personal information and cause serious adverse consequences may be sentenced to prison for up to seven years. In addition, network service providers who disseminate such user information and cause serious adverse consequences, and who do not rectify the problem after they receive notice of such non-compliance
from relevant regulatory authorities may be sentenced to prison for up to three years, and may also be subject to public surveillance and fines. On October 21, 2019, the Supreme People’s Court of the PRC and the Supreme People’s Procurator of the PRC issued the
Interpretations of the Supreme People’s
Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks
, which clarifies the types of network service providers and the standards for judging whether the consequences of divulging personal information are serious and adverse.

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
Protection of the Security of Personal Information on the Internet,
which provides guidelines and recommends procedures concerning the protection of personal information applicable to enterprises providing services via the Internet as well as organizations and individuals who control and process personal information in private and non-networked
environments. On June 1, 2019, the National Information Security Standardization Technical Committee issued the
Internet Security Practice Guidelines—Specification of Information Necessary for Basic Business Functions of Apps
, which provides further guidelines for the use and collection of personal information by network operators, and specifies the types of personal information deemed to be necessary for the operation of online services for areas such as online payment, short videos, Internet news information, and real estate transactions. On March 12, 2021, CAOC, MIIT, MPS and SAMR jointly issued the
Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications,
to further clarify the scope of essential personal information for common types of applications.
On January 23, 2019, the OCLGCA, the MIIT, the MPS, and the SAMR jointly issued the Public Announcement Concerning the Illegal Collection of Personal Information by Apps, which emphasizes that APP operators must comply strictly with the Internet Security Law in connection with their collection and use of personal information. On March 13, 2019, the SAMR issued the
Notice on the Launch of Special Enforcement Actions to Protect Consumers
and
Crack Down on Violations of Personal Information of Consumers
and the
Announcement of the Implementation of App Security Certifications
, and on October 31, 2019,
the SAMR and the CAOC
issued the
Notice of a Special Campaign to Rectify the Infringement of Legal Rights and Interests of App Users
so as to further protect the rights of the APP users in and to their personal information and clarify the requirements for APP security certification. In addition, a number of relevant governmental authorities and industry associations have published a series of guidelines and standards, such as the
Guidelines for Self-Assessment of Illegal Collection and Use of Personal Information by Apps
issued by the Special Working Group Supervising the Illegal Collection and Use of Personal Information on March 3, 2019, and the
Methods for Identification of the Illegal Collection and Use of Personal Information by Apps
issued by the CAOC and three other PRC government authorities on December 30, 2019, pursuant to which APP operators are encouraged to conduct self-inspection and self-rectification to enhance the protection of personal information. On November 1, 2021, the MIIT issued the
Notice on Launching Action to Enhance User Awareness and Experience in Information and Communication Services
, under which relevant enterprises are required to establish a list of collected personal information and a list of personal information shared with third parties and to display such two lists in their Apps.
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
On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PIPL, effective November 1, 2021, which accentuates the importance of processors’ obligations and responsibilities for personal information protection. The PIPL provides that personal information processors must disclose to their users the purpose, method and scope of their collection or use of such information, and, with certain exceptions, must obtain consent from their users. The PIPL also requires processors to: (i) develop internal management systems and operating procedures; (ii) implement categorized management of personal information; (iii) take appropriate security measures such as encryption and de-identification;
and (iv) conduct personal information protection impact assessments in advance when conducting personal information processing activities that have a significant effect on individuals, such as processing sensitive personal information, using personal information to conduct automated decision-making, providing personal information to other personal information processors or disclosing personal information to the public. In addition, processors who provide specified internet platform services with large user bases and complex business types are subject to additional obligations, including but not limited to establishing independent bodies composed primarily of external members to supervise the protection of personal information by processors and regularly publishing social responsibility reports on the protection of personal information by processors and accepting supervision from the public. The PIPL also specifies that the definition of “sensitive personal information” is personal information that, once disclosed or illegally used, is likely to infringe the human dignity of natural persons or endanger them or their property, including biometrics, religious beliefs, specific identity, medical health, financial accounts, whereabouts and other information, as well as the personal information of minors under the age of 14. When processing sensitive personal information, processors must adopt strict protective measures, and obtain the users’ separate consent. Our current security measures and those of the third parties with whom we transact business may not be adequate for the protection of user personal information. In addition, we do not have control over the security measures of our third-party online payment vendors. Security breaches of our system and the online payment systems that we use could expose us to litigation and liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

Laws and Regulations Related to Security and Censorship
The principal pieces of PRC legislation concerning information security and censorship are:

•	The Internet Security Law (2017);

•	The Measures for Cybersecurity Review (2022);

•	The Regulations on Security Protection of Critical Information Infrastructure (2021);

•	The Data Security Law (2021);

•	The Draft Data Security Regulations (2021);

•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988, as amended in 2010) and related Implementing Rules (2014);

•	The Law of the People’s Republic of China Regarding Anti-spy (2014);

•	The Working Regulations for the Anti-spy Security Precautions (2021);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, as amended in 2011);

•	Administrative Regulations for the Protection of Secrecy on Railway Computer Information Systems Connected to International Networks (1999);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

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
Sohu Internet and Gamease have successfully registered the Sohu.com website, the Changyou.com website and the cy.com website with the Beijing AMR and the electronic registration marks for these websites are displayed prominently on the homepages of these websites.
On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish rigorous systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. The Internet Security Law provides that providers of services over Internet networks must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel; taking technical measures to prevent computer viruses, network attacks and intrusions; taking technical measures to monitor and record network operation status and cyber security incidents; and taking data security measures such as data classification, backups and encryption. Providers of services over Internet networks are also obliged to take immediate remedial measures and report relevant information to authorities when security defects or loophole risks in the network products or services are found. The Internet Security Law sets stringent requirements for the operators of “critical information infrastructure.” These include requirements, among others, that personal information and important business data must be stored in the PRC, and requirements for national security review of any network products or services that may impact national security. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On July 30, 2021, the State Council promulgated the
Regulations on Security Protection of Critical Information Infrastructure
(the “CII Regulations”), effective on September 1, 2021. According to the CII Regulations, “critical information infrastructure” means an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, people’s livelihoods, or the public interest in the event of damage, loss of function, or data leakage. The competent governmental authorities and supervision and management authorities of the above-mentioned industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified CIIOs and the State Council’s public security department of the results.
On December 28, 2021, several PRC governmental authorities, including the CAOC, issued the Measures for Cybersecurity Review, which took effect on February 15, 2022 and replaced the previous version promulgated on April 13, 2020. Under the Measures for Cybersecurity Review, the following activities are subject to a cybersecurity review: (i) the purchase by critical information infrastructure operators of Internet products and services which affect or may affect national security, (ii) listings abroad by Internet platform operators that hold personal information of over one million users, and (iii) Internet platform operators’ data processing activities which affect or may affect national security. In addition, the relevant PRC governmental authorities may initiate a cybersecurity review if they determine that the network products or services, or data processing activities, affect or may affect national security. Under the Measures for Cybersecurity Review, “Internet products and services” primarily refers to core network equipment, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, critical communication products, cloud computing services, and other network products and services that may have a significant impact on the security of critical information infrastructure cybersecurity and data security. Under the Measures for Cybersecurity Review, before purchasing any network products or services, CIIOs must assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the CAOC if national security will or may be affected.
On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law establishes a classified and tiered system for data protection based on the level of importance of the data in economic and social development, as well as the level of danger the data presents to national security, public interests, or the legal interests of individuals and organizations in the event of any manipulation, destruction, leakage, illegal acquisition or illegal usage. Under the Data Security Law, data processing activities must be carried out in accordance with PRC laws and regulations, and data processors must establish and continually improve data security management covering all of their processes, organize and carry out data security education and training, and take corresponding technical measures and other measures necessary to guarantee data security. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security are subject to national security review. Furthermore, processors of important data must carry out regular risk assessments of their data processing activities and submit risk assessment reports to the competent authorities. Organizations and individuals who engage in data processing activities that violate the Data Security Law may be subject to civil, administrative, or criminal penalties, depending on the circumstances.

On November 14, 2021, the CAOC issued for public comment the Draft Data Security Regulations, which provide specific requirements with respect to the protection of personal data, maintenance of the safety of significant data, and obligations of internet platform operators in connection with processing Internet data. For example, data processors must delete or anonymize personal information within fifteen business days if (i) the purpose for processing the personal information has been achieved or the personal information is no longer needed; (ii) the period for the storage of information agreed to by the processors and the users or specified in the processors’ personal information processing standards has expired; (iii) the service has been terminated or the account has been cancelled by the individual; or (iv) personal information was collected unnecessarily or without the consent of the individual, through unavoidable methods such as the processors’ use of automatic data collection technology. For the processing of significant data, among other specific requirements under the Draft Data Security Regulations, data processors must specify the persons who will be in charge of and responsible for data safety, establish a data safety management department and make related informational filings with the competent office of the CAOC within fifteen business days after important data are identified by the data processors. The Internet platform operators are also required to solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or make any amendments that may have a significant impact on users’ rights and interests. In addition, the Draft Data Security Regulations define large Internet platforms as the Internet platform operators that have more than 50 million users, process a large amount of personal information and important data, and have strong social mobilization capabilities and a dominant market position. Under the Draft Data Security Regulations, large Internet platforms are obliged to, among other things, entrust a third party to conduct an annual audit of the platform’s data security, implementation of the platform’s rules and commitments, protection of personal information, and the development and utilization of data and to disclose such audit results. The CAOC has been soliciting comments on this draft, but there is no timetable as to when it will be enacted.
In addition, the State Security Bureau has issued regulations authorizing the blocking of access to any site it deems to be leaking State secrets or failing to comply with legislation regarding the protection of State secrets in the distribution of information online. Specifically, Internet companies in China with message boards, chat rooms or similar services, such as Sohu does through VIEs, must apply for approval of the State Secrets Bureau prior to operating such services.
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
On December 31, 2021, the CAOC, MIIT, MPS and SAMR jointly issued the
Administrative Provisions on Algorithm Recommendations by Internet Information Services (
the “Algorithm Recommendation Provisions”), which took effect on March 1, 2022. The Algorithm Recommendation Provisions provide that providers of algorithm recommendation services are not allowed to use algorithms to create fake registered user accounts, block information, or give excessive recommendations. In addition, providers of algorithm recommendation services that have the potential to influence public opinions or provoke social movement must conduct security self-assessments and enter certain information, such as the names of the service providers, the types of algorithms, and the algorithm self-assessment reports in a nationwide online system within 10 days after they start providing algorithm recommendation services. Under the Algorithm Recommendation Provisions, providers of algorithm recommendation services are required to clearly disclose to users the basic principles, purposes and primary operating mechanisms of the algorithm recommendation services. Providers of algorithm recommendation services must also provide their users with options that are not based on the users’ preferences or habits, and must cease providing the relevant algorithmic recommendation services when users choose to terminate them.
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

An amendment of the Unfair Competition Law that became effective on January 1, 2018 increases the maximum amount of administrative penalties that may be imposed for violations. An additional amendment of the Unfair Competition Law that became effective on April 23, 2019 increases the amount of administrative penalties that may be imposed for malicious misappropriation of trade secrets.
In addition, on March 16, 2022, the Supreme People’s Court promulgated the
Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Unfair Competition Law of the People’s Republic of China
, which became effective on March
20, 2022. This interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators, and maintain orderly market competition.
Regulation of M&A and Overseas Listings
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation (“SAT”), the SAMR, the CSRC, and the SAFE, jointly issued the
Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
(“M&A Rule”), which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rule includes provisions that purport to require that an Offshore special purpose vehicle formed for purposes of the overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
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
On July 6, 2021, several PRC authorities jointly promulgated the
Opinions on Strictly Combating Illegal Securities Activities in Accordance with the Law
, which called for the enhanced administration and supervision of China-based companies listing outside the PRC, proposed to revise the relevant regulations governing the issuance and listing of shares outside the PRC by such companies, and clarified the related responsibilities of competent PRC industry regulators and government authorities. On December 24, 2021, the CRSC published two draft regulations relating to listings outside the PRC, consisting of the
Provisions of the State Council on the Administration of Overseas Securities Offering and Listing
by Domestic Companies (Draft for Comments)
and
Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments)
. Pursuant to such draft regulations, PRC companies that wish to conduct direct or indirect initial listings or follow-on
securities offerings outside the PRC are required to make filings with and report to the CRSC. The CRSC may take up to 20 working days to review such initial listings or follow-on
offerings after all required documents are submitted.
The
2021 Restricted List
issued by the NDRC and MOFCOM on December 27, 2021 stipulates that any domestic enterprise engaging in any of the prohibited fields specified in the 2021 Restricted List must obtain the consent of the relevant governmental authorities if it wishes to conduct securities offerings and listings outside of Mainland China, overseas investors are not permitted to participate in the operation and management of the domestic enterprise, and overseas investors’ shareholding percentage in the domestic enterprise will be subject to relevant provisions with respect to the administration of domestic securities investment by overseas investors.
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
The Security Review Measures
, promulgated by the NDRC and MOFCOM on December 19, 2020, stipulate that where a foreign investor acquires the equity or assets of a domestic enterprise by means of merger or acquisition, or invests in China by other means, which affects or may affect national security, such merger, acquisition, or investment will be subject to a security review by relevant governmental authorities. See “Governmental Regulation and Legal Uncertainties—Specific Statutes and Regulations—Requirements for Establishment of WFOEs” regarding the other provisions of the Security Review Measures.

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
by the SAMR on September 29, 2018, and
the Interim Provisions on Reviewing Concentration of Undertakings
issued by
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
Concentration of Undertakings
: pursuant to the AML, where a Concentration of Undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be lodged in advance with the antitrust authority under the State Council. Otherwise, the Concentration of Undertakings may not be effected. Concentration of Undertakings refers to (i) a merger of enterprises; (ii) acquiring control over other enterprises by an enterprise through acquiring equities or assets; or (iii) acquiring control over, or the possibility of exercising decisive influence on, an enterprise by contract or by any other means. Under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, the thresholds for prior notification of Concentration of Undertakings are the following:

•
the combined worldwide turnover of all of the subject enterprises in the preceding financial year is more than RMB10.00 billion (or approximately $1.55 billion), and the nationwide turnover within China of each of at least two of the subject enterprises in the preceding financial year is more than RMB400.0 million (or approximately $62.0 million); or

•
the combined nationwide turnover within China of all the subject enterprises in the preceding financial year is more than RMB2.00 billion (or approximately $309.9 million), and the nationwide turnover within China of each of at least two of the subject enterprises in the preceding financial year is more than RMB400.0 million (or approximately $62.0 million).

If business operators fail to comply with these mandatory declaration provisions, the antitrust authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses and impose fines up to RMB500,000 (or approximately $77,482).
On February 7, 2021, the Anti-Monopoly Committee of the State Council issued the Platform Guidelines. The Platform Guidelines were drafted under the framework of the Antitrust Law and, while taking into account the characteristics of the Internet platform economy, give guidance for Internet platform economy operators regarding monopolistic agreements, abuses of dominance, and Concentrations of Undertakings. The Platform Guidelines also stipulate that any Concentrations of Undertakings involving VIE structures fall within the scope of anti-monopoly review.

Regulation of Foreign Currency Exchange and Dividend Distribution
The principal regulations governing foreign currency exchange in China are the
Foreign Exchange Administration Regulations (“FX Regulations”)
, which were last amended in August 2008. Under the FX Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in the PRC. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange
, FIEs in the PRC may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.
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
The SAFE promulgated Circular 19 and Circular 16, effective June 1, 2015 and June 9, 2016, to replace previous regulations limiting an FIE’s use of its
RMB-settled
registered capital. Circular 19 and Circular 16 provide, among other restrictions, that an FIE may use its RMB funds converted from foreign currencies through capital contributions by or loans from its overseas investor(s) only for purposes within the FIE’s approved business scope, and that violations of the regulations can result in severe penalties, including large fines. These regulations may limit our ability to transfer and use our overseas funds through capital contributions or loans to our PRC subsidiaries and the VIEs to invest in or acquire other businesses.
The principal law and regulations governing distribution of dividends of foreign holding companies were the
Foreign Investment Enterprise Law
(1986), which was amended in October 2000 and October 2016, and the
Administrative Rules under the Foreign Investment Enterprise Law
(2001), which were amended in February 2014. This law and the related regulations were replaced by the Foreign Investment Law and the
Implementing Regulations of the Foreign Investment Law,
respectively, which both became effective on January 1, 2020. Under the new law and regulations, requirements for the distribution of dividends of newly-established FIEs will be consistent with those that apply to domestic companies, which are included in the Company Law of the PRC. Under the Company Law of the PRC,
newly-established
FIEs are required to set aside 10% of their
after-tax
profits each year to fund statutory common reserves until such reserves equal 50% of the amount of registered capital.

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
ORGANIZATIONAL STRUCTURE
The charts below present the principal consolidated entities of Sohu.com Limited, not including our consolidated Changyou entities, and our principal consolidated Changyou entities as of December 31, 2021. Certain intermediate holding companies that are not significant to the Sohu Group have been eliminated.

Sohu Organizational Chart

Sohu.com Limited
100%
Sohu Game
99%
Changyou
1%
100%
Sohu Search
100%
Sohu Video
100%
Sohu Focus
100%
Focus HK
100%
Sohu HK
Outside PRC
Inside PRC
100%
Video Tianjin
100%
Tianjin Jinhu
100%
Guangzhou Qianjun
100%
Heng Da Yi Tong
100%
Focus Interactive
100%
Sohu New Momentum
100%
Sohu Era
100%
Sohu Media
100%
High Century
100%
Sohu Internet
100%
Donglin
Consolidated through contract
Consolidated through equity ownership

Principal Subsidiaries
The following are our principal subsidiaries:
For Sohu

•	Sohu.com (Hong Kong) Ltd., or Sohu HK, established in 2000;

•	Beijing Sohu New Era Information Technology Co., Ltd., or Sohu Era, established in 2003;

•	Sohu.com (Search) Limited, or Sohu Search, established in 2005;

•	Beijing Sohu New Media Information Technology Co., Ltd., or Sohu Media, established in 2006;

•	Sohu.com (Game) Limited, or Sohu Game, established in 2008;

•	Beijing Sohu New Momentum Information Technology Co., Ltd., or Sohu New Momentum, established in 2010;

•	Fox Video Limited, or Sohu Video, established in 2011;

•	Fox Information Technology (Tianjin) Limited, or Video Tianjin, established in 2011;

•	Sohu Focus Limited, or Sohu Focus, established in 2013; and,

•	Sohu Focus (HK) Limited, or Focus HK, established in 2013;
For Changyou

•	Changyou.com Limited, or Changyou, established in 2007;

•	Changyou.com (HK) Limited, or Changyou HK, established in 2007;

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, established in 2007;

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, established in 2009;

•	Changyou.com Korea LLC, or Changyou Korea, established in 2010; and

•	Beijing Changyou Chuangxiang Software Technology Co., Ltd., or Changyou Chuangxiang, established in 2016.
Principal Variable Interest Entities
The following are the principal VIEs that we established or acquired in China to perform value-added telecommunications services, online games, Internet publishing, online news information services, online audiovisual transmission, and certain other business activities in the PRC, because of PRC restrictions on direct foreign investment in and operation of value-added telecommunications businesses, which restrictions are discussed in “Governmental Regulation and Legal Uncertainties—Specific Statutes and Regulations - Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies.” We entered into contractual arrangements between the VIEs and our PRC Subsidiaries that govern a substantial portion of our operations, including those of the brand advertising business, the online game business and the others business. These entities are consolidated in Sohu’s consolidated financial statements, and noncontrolling interest is recognized when applicable. For a discussion of risks related to our VIE arrangements, please see Item 3. Key Information - Risks Factors - Risks Related to Our Corporate Structure. “- We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business, these arrangements may not be as effective in providing operational control as would ownership of these businesses, and the contracts may be difficult to enforce” and “- A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.”
For Sohu

•
Beijing Century High-Tech Investment Co., Ltd., or High Century, a PRC company that was incorporated in 2001. As of December 31, 2021, Dr. Charles Zhang, our Chairman of the Board and Chief Executive Officer, and Wei Li, one of our employees, held 80% and 20% interests, respectively, in this entity;

•
Beijing Heng Da Yi Tong Information Technology Co., Ltd., or Heng Da Yi Tong, a PRC company that was incorporated in 2002. As of December 31, 2021, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity;

•	Beijing Sohu Internet Information Service Co., Ltd., or Sohu Internet, a PRC company that was incorporated in 2003. As of December 31, 2021, High Century held a 100% interest in this entity;

•	Beijing Sohu Donglin Advertising Co., Ltd., or Donglin, a PRC company that was incorporated in 2010. As of December 31, 2021, Sohu Internet held a 100% interest in this entity;

•
Tianjin Jinhu Culture Development Co., Ltd, or Tianjin Jinhu, a PRC company that was incorporated in 2011. As of December 31, 2021, Xiufeng Deng and Xuemei Zhang, both of whom are our employees, each held a 50% interest in this entity;

•
Beijing Focus Interactive Information Service Co., Ltd., or Focus Interactive, a PRC company that was incorporated in July 2014. As of December 31, 2021, Heng Da Yi Tong held a 100% interest in this entity; and

•	Guangzhou Qianjun Network Technology Co., Ltd, or Guangzhou Qianjun, a PRC company that we acquired in November 2014. As of December 31, 2021, Tianjin Jinhu held a 100% interest in this entity;
For Changyou

•	Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, a PRC company that was incorporated in 2007. As of December 31, 2021, High Century held a 100% interest in this entity;

•	Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, a PRC company that was acquired by Changyou in 2010. As of December 31, 2021, Gamease held a 100% interest in this entity; and

•
Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, a PRC company that was incorporated in 2010. As of December 31, 2021, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100% interest in this entity.

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
OVERVIEW
We are a leading Chinese online media, video, and game business group providing comprehensive online products and services on PCs and mobile devices in China. Our businesses are conducted by the Sohu Group, which consists of Sohu and Changyou. Sohu is a leading Chinese language online media content and services provider. Changyou is a leading online game developer and operator in China as measured by the popularity of its PC game TLBB and its mobile game Legacy TLBB Mobile, and engages primarily in the development, operation and licensing of online games for PCs and mobile devices.
Through the operation of Sohu and Changyou, we generate brand advertising revenues, online games revenues and other revenues. Brand advertising revenues and online games are our core businesses. Most of our operations are conducted through our China-based subsidiaries and VIEs.

Between our entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou, which generated search and search related advertising revenues, met the criteria for discontinued operations. Accordingly, the results of Sogou’s operations were excluded from continuing operations in our consolidated financial statements and are presented in separate line items as discontinued operations. We ceased consolidating Sogou in our consolidated financial statements after September 23, 2021. Retrospective adjustments to our historical financial statements have been made in order to provide a consistent basis of comparison. See “Item 4. Information on the Company—History and Development of the Company.”
For the year ended December 31, 2021, our total revenues were approximately $835.6 million, representing an increase of 11% compared to 2020, and our gross margin increased from 71% to 76%. Our brand advertising business generated revenues of $135.0 million, with an 8% annual decrease, representing 16% of total revenues. Our online game business generated revenues of $638.2 million, with a 19% annual increase, representing 76% of total revenues. In 2021, our net income from continuing operations before deducting the noncontrolling interest was $69.3 million, compared to a net loss from continuing operations of $36.5 million in 2020. In 2021, our net income from continuing operations after deducting the noncontrolling interest was $69.3 million, compared to a net loss from continuing operations of $55.0 million in 2020. Diluted net income from continuing operations per share attributable to Sohu.com Limited was $1.75 in 2021, compared to a diluted net loss from continuing operations per share attributable to Sohu.com Limited of $1.40 in 2020.
Factors and Trends Affecting our Business
The range of mobile Internet services continues to expand, reflecting an accelerated shift in user activity from PCs to mobile devices and an increase in the number of Internet users. At Sohu, we have focused our efforts on developing a portfolio of mobile products across our business lines.
For Sohu Media portal and Sohu Video, we have continued to refine our flagship Apps by introducing premium content and innovative features to meet user demand and enhance user experience. We have continued to integrate various social functions into our products to help users build and discover their own unique social communities and easily interact with others. We have worked closely with professional media organizations and other content providers for high quality content while continuing to concentrate on our self-developed video content with a focus on original dramas and reality shows, as well as the generation and social distribution of short-form video content. We have incurred expenditures for content acquisition and promotion of our products and services, and may increase such expenditures in the future to attract and retain users. We have also continued to integrate our advanced live broadcasting technologies into our innovative marketing events, both online and offline, which have not only generated a large amount of premium content but also attracted considerable attention and interest from users and advertisers through our online platforms, which has further strengthened our brand influence across the market and consolidated our position as a mainstream media platform.
For Changyou’s online game business, overall revenues continued to grow year-over-year from 2020 to 2021, with PC game revenues, which consists mainly of revenues generated from its flagship game TLBB PC, continuing to increase, while mobile game revenues experienced natural decline. During the year, Changyou stuck to its “Top Games” strategy and streamlined its game development processes, prioritizing the needs of target users. It also continued to improve the in-game
environment of, and optimize the operational strategy for, its existing games. Going forward, Changyou plans to continue to enhance its capabilities in game design, game technology, and graphic quality; enhance project management over the development process; and improve development efficiencies, as well as to further invest in talent acquisition and development. While Changyou expects that MMORPG mobile games will continue to be its strategic focus, it is also expanding its game portfolio with additional types of card-based RPGs, casual games and strategy games. For the three months ended December 31, 2021, the PC games and mobile games that Changyou operates had approximately 4.5 million total average monthly active accounts and approximately 1.4 million total active paying accounts.
The worldwide
COVID-19
pandemic has had, and may continue to have, a significant negative impact on the Chinese economy and, in particular, on advertiser spending in the China market in which we operate, which in turn has had, and may continue to have, an adverse impact on our future business and results of operations.
CRITICAL ACCOUNTING ESTIMATES
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
We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies”. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.
Goodwill Impairment Assessment for the Sohu Segment
Nature of estimate: The Sohu segment has only one reporting unit, which operates the brand advertising business. The goodwill balance associated with the Sohu segment was $38.6 million as of December 31, 2021.
We conduct an annual impairment test as of October 1 of each year, or more frequently if events or circumstances indicate an impairment may exist. We conduct impairment tests by quantitatively comparing the fair value of the reporting unit to its carrying amount.
Assumptions: The Sohu segment estimated the fair values by using the income approach and the market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, discount rates, and requires us to make certain assumptions and estimates regarding future profitability of the business. The market approach considers earnings multipliers based on market data of comparable companies engaged in similar business. The goodwill impairment assessment is sensitive to our estimates in these factors. When one of our assumptions relating to these factors decreased/increased by 5% while holding all other assumptions constant, the result of the goodwill impairment assessment would not be impacted and the fair value of the reporting unit would still be above its carrying value.
Based on the annual impairment test conducted as of October 1, 2021, the fair value of the reporting unit exceeded the carrying value, indicating that the goodwill was not impaired. Our estimate of the key assumptions did not change significantly throughout the periods presented.
See Note 2 - “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding goodwill. For the goodwill impairment assessment of the Changyou segment, Changyou performed a qualitative assessment and concluded that the fair value of its reporting unit exceeded the carrying value. No critical accounting estimates were applied for Changyou’s impairment assessment.
Expected Credit Losses
Nature of estimate: Effective January 1, 2020, we adopted Accounting Standards Update (ASU)
No. 2016-13,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.
Assumptions: The provision for credit losses is estimated mainly based on past collection experience as well as consideration of current and future economic conditions and changes in our collection trends. We estimate the expected credit losses for financial assets with similar risk characteristics on a pool basis. The key assumptions used in the process of estimating the provision for credit losses include portfolio composition, loss severity and recoveries, and application of macroeconomic forecasts. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of loss severity and recoveries and macroeconomic forecasts decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.
Our estimate of the key assumptions did not change significantly throughout the periods presented.
See Note 2 - “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding expected credit losses.
RESULTS OF OPERATIONS
Unless indicated otherwise, results of operations data for all periods presented relate to our continuing operations only, and exclude results from Changyou’s cinema advertising business, which ceased operations in August 2019, and exclude results from Sogou’s businesses, as a result of the fact that in September 2021 we sold all of the Sogou ordinary shares owned by us to Tencent. The historical results of Changyou’s cinema advertising business and Sogou’s business are reported as “discontinued operations.”

Revenues
The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2019		2020		2021		2020 VS 2019		2021 VS 2020
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Revenues:
Brand advertising	$175,056	26%	$146,526	20%	$134,967	16%	$(28,530)	(16)%	$(11,559)	(8)%
Online games	440,902	65%	536,684	72%	638,225	76%	95,782	22%	101,541	19%
Others	57,845	9%	66,680	8%	62,384	8%	8,835	15%	(4,296)	(6)%

Total revenues	$673,803	100%	$749,890	100%	$835,576	100%	$76,087	11%	$85,686	11%

Brand Advertising Revenues
Brand advertising revenues were $135.0 million for 2021, compared to $146.5 million and $175.1 million, respectively, for 2020 and 2019. The year-on-year
reduction in brand advertising revenues resulted mainly from reductions in the revenues of Sohu Media Portal, Sohu Video and Focus.
Sohu

•	Sohu Media Portal
Revenues from Sohu Media Portal were $75.4 million for 2021, compared to $86.3 million and $94.7 million, respectively, for 2020 and 2019. In 2021, due to the challenges of the macroeconomic environment in China and the adverse impact of the
COVID-19
pandemic, many brand advertisers and SMEs shrank their total advertising budgets and shifted to sales-driven promotions. The number of advertisers for Sohu Media Portal was 1,117 for 2021, compared to 1,947 and 2,757, respectively, for 2020 and 2019. The average amount spent per advertiser was approximately $68,000 for 2021, compared to $44,000 and $34,000, respectively, for 2020 and 2019.

•	Sohu Video
Revenues from Sohu Video were $26.8 million for 2021, compared to $25.3 million and $34.5 million, respectively, for 2020 and 2019. The number of advertisers on Sohu Video was 77, 106 and 127, respectively, for 2021, 2020 and 2019. The average amount spent per advertiser was approximately $348,000, $239,000 and $272,000, respectively, for 2021, 2020 and 2019.

•	Focus
Revenues from Focus were $22.0 million for 2021, compared to $23.3 million and $32.1 million, respectively, for 2020 and 2019. Revenues generated from the Fixed Price model were $20.4 million for 2021, compared to $20.1 million and $29.1 million, respectively, for 2020 and 2019. The number of advertisers under the Fixed Price model was 1,038, 1,150 and 1,113, respectively, for 2021, 2020 and 2019. The average amount spent per advertiser was approximately $20,000, $17,000 and $26,000, respectively, for 2021, 2020 and 2019.
Changyou

•	17173.com Website
Revenues from the 17173.com Website were $10.8 million for 2021, compared to $11.6 million and $13.7 million, respectively, for 2020 and 2019. The number of advertisers on the 17173.com Website was 76, 108 and 82, respectively, for 2021, 2020 and 2019. The average amount spent per advertiser was approximately $142,000, $107,000 and $167,000, respectively, for 2021, 2020 and 2019.
Other information
Sales to our five largest advertising agencies and advertisers comprised approximately 29% of total brand advertising revenues for 2021, compared to 27% and 28%, respectively, for 2020 and 2019. As of December 31, 2021, 2020 and 2019, we recorded $4.5 million, $5.6 million and $7.3 million, respectively, of receipts in advance from advertisers. As of December 31, 2021, we had obligations to provide, and advertisers had obligations to purchase, advertising services under existing contracts in the amount of $5.9 million that are required to be provided during the year ending December 31, 2022.
Online Game Revenues
Revenues from the online game business were $638.2 million for 2021, compared to $536.7 million and $440.9 million, respectively, for 2020 and 2019.
PC games and Mobile Games
Revenues from PC games were $469.3 million for 2021, compared to $353.7 million and $267.8 million, respectively, for 2020 and 2019, representing 74%, 66% and 61%, respectively, of Changyou’s online game revenues for the corresponding years. The dominant PC game operated by Changyou is TLBB. In 2021, TLBB PC generated $421.7 million in revenues, accounting for approximately 66% of Changyou’s online game revenues, approximately 65% of Changyou’s total revenues and approximately 50% of the Sohu Group’s total revenues. The year-on-year
increase in revenues from PC games was mainly due to the launch of a number of special servers for TLBB PC that used a memorable early version of the game for content (“TLBB Vintage”) in October 2020.

Revenues from mobile games were $168.9 million for 2021, compared to $183.0 million and $172.7 million, respectively, for 2020 and 2019. The dominant mobile game operated by Changyou was Legacy TLBB Mobile. In 2021, the mobile game Legacy TLBB Mobile generated $79.5 million in revenues, accounting for approximately 12% of Changyou’s online game revenues, approximately 12% of Changyou’s total revenues, and approximately 10% of the Sohu Group’s total revenues. The year-on-year
decrease in mobile game revenues for 2021 was $14.1 million, mainly due to a natural decline in older games. The year-on-year
increase in mobile game revenues for 2020 was $10.3 million, mainly due to the revenue contribution from TLBB Honor, and the revenue contribution from several new games launched during 2020.
The following table sets forth certain operating data for Changyou’s PC games and mobile games for the periods indicated:

Average Monthly Active Accounts (1)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2019	1.9	2.7	2.0	2.7	2.1	3.5	2.2	3.7
2020	2.1	3.4	1.9	3.1	2.0	3.8	2.3	2.4
2021	2.3	2.0	2.1	1.9	2.0	4.6	2.0	2.5

Quarterly Aggregate Active Paying Accounts (2)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2019	0.9	0.6	0.9	0.6	1.0	1.1	1.0	1.1
2020	1.0	1.0	0.9	0.6	1.0	0.6	0.9	0.6
2021	0.9	0.5	0.9	0.5	1.0	1.0	0.9	0.5

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given quarter refers to the number of accounts from which game points are used at least once during the quarter.
Other Games
Revenues from games other than PC games and mobile games were nil for 2021, compared to nil and $0.4 million, respectively, for 2020 and 2019.
Other Revenues
Revenues from other services were $62.4 million for 2021, compared to $66.7 million and $57.8 million, respectively, for 2020 and 2019. The $4.3 million year-on-year
decrease from 2020 to 2021 was mainly attributable to a $4.3 million decrease in revenue from Sohu’s sub-licensing
of its purchased video content to third parties and a $1.7 million decrease in Sohu’s interactive broadcasting services, offset by a $2.2 million increase in Sohu’s revenue sharing from other platforms. The $8.9 million year-on-year
increase in 2020 was mainly attributable to a $12.5 million increase in revenues from paid subscription services, and a $2.1 million increase in revenues from Sohu’s sub-licensing
of its purchased video content to third parties, offset by a $5.1 million decrease in revenues from Sohu’s interactive broadcasting services.

Costs and Expenses
Cost of Revenues
The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2019		2020		2021		2020 VS 2019		2021 VS 2020
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Cost of revenues:
Brand advertising	$126,406	52%	$105,604	49%	$99,522	49%	$(20,802)	(16)%	$(6,082)	(6)%
Online games	88,992	37%	91,526	42%	87,616	43%	2,534	3%	(3,910)	(4)%
Others	28,249	11%	20,307	9%	17,533	8%	(7,942)	(28)%	(2,774)	(14)%

Total cost of revenues	$243,647	100%	$217,437	100%	$204,671	100%	$(26,210)	(11)%	$(12,766)	(6)%

Cost of Brand Advertising Revenues
Cost of brand advertising revenues was $99.5 million for 2021, compared to $105.6 million and $126.4 million, respectively, for 2020 and 2019.
The
year-on-year
decrease for 2021 was $6.1 million, which mainly consisted of a $7.3 million decrease in content and license cost and a $3.0 million decrease in bandwidth service cost, offset by a $5.3 million increase in salary and benefits expenses.
The
year-on-year
decrease for 2020 was $20.8 million, mainly consisting of a $20.5 million decrease in content and license cost and a $3.9 million decrease in salary and benefits expenses, offset by a $3.2 million increase in expenses incurred for related events, and a $2.0 million increase in professional fees.
We recognized impairment losses for Sohu Video as content and license cost of $14,000, $1.5 million, and $4.0 million, respectively, in 2021, 2020 and 2019, as revenues did not meet management’s expectations.
Our brand advertising gross margin was 26% for 2021, compared to 28% and 28%, respectively, for 2020 and 2019.
Cost of Online Game Revenues
Cost of online game revenues was $87.6 million for 2021, compared to $91.5 million and $89.0 million, respectively, for 2020 and 2019.
The
year-on-year
decrease in cost of online game revenues for 2021 was $3.9 million. The decrease included an $8.0 million decrease in revenue-sharing payments to licensors, game developers, and platforms, and a $3.0 million decrease in salary and benefits expenses, offset by a $4.2 million increase in content and license cost, a $1.9 million increase in bandwidth service cost, and a $0.8 million increase in tax surcharges.
The
year-on-year
increase in cost of online game revenues for 2020 was $2.5 million. The increase included a $5.6 million increase in revenue-sharing payments to licensors, game developers and platforms, and a $1.1 million increase in salary and benefits expenses, offset by a $4.2 million decrease in content and license cost.
Our online game gross margin was 86%, 83% and 80%, respectively, for 2021, 2020 and 2019.
Cost of Other Revenues
Cost of other revenues was $17.5 million for 2021, compared to $20.3 million and $28.2 million, respectively, for 2020 and 2019. The year-on-year
decrease for 2021 was $2.8 million, which was mainly due to a $2.1 million decrease in content and license costs related to paid subscription services. The year-on-year
decrease for 2020 was $7.9 million, which was mainly due to a $4.4 million decrease in revenue sharing payments related to interactive broadcasting services, a $2.9 million decrease in content and license costs related to paid subscription services and a $1.2 million decrease in costs of Changyou’s IVAS business, offset by a $1.4 million increase in revenue sharing payments related to paid subscription services.

Operating Expenses
The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2019		2020		2021		2020 VS 2019		2021 VS 2020
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Operating expenses:
Product development	$234,852	47%	$241,941	53%	$268,863	50%	$7,089	3%	$26,922	11%
Sales and marketing	204,665	41%	159,787	35%	182,690	34%	(44,878)	(22)%	22,903	14%
General and administrative	54,591	11%	57,354	12%	81,880	16%	2,763	5%	24,526	43%
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	7,245	1%	0	0%	0	0%	(7,245)	(100)%	0	0%

Total operating expenses	$501,353	100%	$459,082	100%	$533,433	100%	$(42,271)	(8)%	$74,351	16%

Product Development Expenses
Product development expenses were $268.9 million for 2021, compared to $241.9 million and $234.9 million, respectively, for 2020 and 2019.
The
year-on-year
increase for 2021 was $27.0 million, representing a
year-on-year
increase of 11%. The increase mainly consisted of a $39.6 million increase in salary and benefits expenses, a $3.5 million increase in travel and entertainment expenses, and a $2.2 million increase in professional fees, offset by a $14.4 million decrease in content and license cost, and a $3.4 million decrease in share-based compensation expense.
The
year-on-year
increase for 2020 was $7.1 million, representing a
year-on-year
increase of 3%. The increase mainly consisted of a $17.9 million increase in content and license cost, a $6.0 million increase in share-based compensation expense, and a $2.0 million increase in bad debt expenses, offset by a $13.5 million decrease in salary and benefits expenses, a $2.0 million decrease in communication expenses, a $1.4 million decrease in depreciation and amortization expenses, and a $1.3 million decrease in travel and entertainment expenses.
Sales and Marketing Expenses
Sales and marketing expenses were $182.7 million for 2021, compared to $159.8 million and $204.7 million, respectively, for 2020 and 2019.
The
year-on-year
increase for 2021 was $22.9 million, representing a
year-on-year
increase of 14%. The increase mainly consisted of a $13.8 million increase in advertising and promotional expenses, and an $8.6 increase in salary and benefits expenses.
The
year-on-year
decrease for 2020 was $44.9 million, representing a
year-on-year
decrease of 22%. The decrease mainly consisted of a $39.9 million decrease in advertising and promotional expenses, a $2.0 million decrease in travel and entertainment expenses, a $1.5 million in depreciation and amortization expenses, and a $1.2 million decrease in salary and benefits expenses.
General and Administrative Expenses
General and administrative expenses were $81.9 million for 2021, compared to $57.4 million and $54.6 million, respectively, for 2020 and 2019.
The
year-on-year
increase for 2021 was $24.5 million, representing a
year-on-year
increase of 43%. The increase mainly consisted of a $24.7 million increase in salary and benefits expenses and a $2.4 million increase in bad debt expenses, offset by a $1.7 million decrease in share-based compensation expense and a $1.6 million decrease in professional fees.
The
year-on-year
increase for 2020 was $2.8 million, representing a
year-on-year
increase of 5%. The increase mainly consisted of a $4.8 million increase in share-based compensation expense and a $0.9 million increase in professional fees, offset by a $2.2 million decrease in salary and benefits expenses and a $1.2 million decrease in content and license costs.
Goodwill Impairment and Impairment of Intangible Assets Acquired as Part of Business Acquisitions
In 2021 and 2020, there was no goodwill impairment or impairment of intangible assets acquired as part of business acquisitions.
In 2019, we recognized a $7.2 million impairment loss for a domain name relating to the 56.com Website, mainly due to enhance restrictions that Chinese regulatory authorities imposed on the broadcasting industry, which had an adverse effect on the operation of the 56.com Website.

Share-based Compensation Expense
Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2019, 2020 and 2021, respectively, as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2019	2020	2021
Cost of revenues	$142	$720	$277
Product development expenses	1,364	7,325	3,904
Sales and marketing expenses	(326)	460	166
General and administrative expenses	1,170	5,975	4,231

	$2,350	$14,480	$8,578

Share-based compensation expense was recognized for share-based awards of Sohu (excluding Sohu Video), Changyou, and Sohu Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2019	2020	2021
For Sohu (excluding Sohu Video) share-based awards	$1,940	$2,633	$1,849
For Changyou share-based awards	1,305	12,544	7,773
For Sohu Video share-based awards	(895)	(697)	(1,044)

	$2,350	$14,480	$8,578

The negative amounts in the tables above resulted from
re-measured
compensation expense based on the then-current fair value of the awards on the reporting date.
There was no capitalized share-based compensation expense for the years ended December 31, 2019, 2020 and 2021.
Operating Profit/(Loss)
We had operating income of $97.5 million for 2021, compared to an operating income of $73.4 million for 2020 and an operating loss of $71.2 million for 2019.
Other Income/(Expense)
Other income was $29.4 million for 2021, compared to other income of $26.0 million and $8.0 million, respectively, for 2020 and 2019.
Interest Income
Interest income was $15.6 million for 2021, compared to $7.4 million and $6.1 million, respectively, for 2020 and 2019.
Interest Expense
Interest expense was $7.5 million for 2021, compared to $6.2 million and $14.4 million, respectively, for 2020 and 2019.
Income Tax Expense/(Benefit)
Income tax expense was $62.3 million for 2021, compared to income tax expense of $133.2 million and income tax expense of $28.4 million, respectively, for 2020 and 2019.
The difference in income tax expense for 2021 compared to the income tax expense for 2020 resulted primarily from accrued regular income tax expense of $48.4 million.
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

Net Income/(Loss)
As a result of the foregoing, we had net income from continuing operations of $69.3 million for 2021, compared to a net loss of $36.5 million and a net loss of $98.5 million, respectively, for 2020 and 2019.
We had net income from discontinued operations of $864.9 million for 2021, compared to a net loss of $91.8 million, and net income of 55.1 million, respectively, for 2020 and 2019.
Net Income/(loss) Attributable to Noncontrolling Interest
Our net loss from continuing operations attributable to noncontrolling interest was $3,000 for 2021, compared to net income attributable to noncontrolling interest of $18.4 million for 2020, and net income attributable to noncontrolling interest of $58.2 million for 2019.
Our net income from discontinued operations attributable to noncontrolling interest was $6.5 million for 2021, compared to net loss attributable to noncontrolling interest of $60.7 million for 2020, and net income attributable to noncontrolling interest of $47.7 million for 2019.
Net income/(Loss) attributable to Sohu.com Limited
As a result of the foregoing, we had net income from continuing operations of $69.3 million attributable to Sohu.com Limited for 2021, compared to a net loss of $55.0 million attributable to Sohu.com Limited and a net loss of $156.7 million attributable to Sohu.com Limited for 2020 and 2019, respectively.
We had net income from discontinued operations of $858.5 million attributable to Sohu.com Limited for 2021, compared to a net loss of $31.1 million attributable to Sohu.com Limited and net income of $7.4 million attributable to Sohu.com Limited for 2020 and 2019, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Resources Analysis
Liquidity Sources and Balances
Our principal sources of liquidity are cash and cash equivalents, short-term investments, long-term time deposits, and cash flows generated from our operations. Cash equivalents mainly consist of time deposits with original maturities of three months or less, and highly liquid investments that are readily convertible to known amounts of cash. Short-term investments mainly consist of investments in financial instruments with a variable interest rate and time deposits with maturities of three months to one year. Long-term time deposits consist of time deposits with maturities over one year.
As of December 31, 2021, we had cash and cash equivalents of approximately $998.9 million, restricted cash of $2.0 million, short-term investments of $399.3 million, and long-term time deposits of $189.0 million. Of our cash and cash equivalents, $381.7 million was held in financial institutions inside Mainland China and $617.3 million was held in financial institutions outside of Mainland China. Of the cash and cash equivalents held in financial institutions inside Mainland China, $32.5 million was held by VIEs and $349.2 million was held by our
PRC-based
subsidiaries.
We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, capital expenditures, and investment activities for at least the next twelve months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

See “Item 3. Key Information - Risk Factors - Risks Related to China’s Regulatory Environment—Restrictions on currency exchange may limit our ability to use our revenues effectively,” “- Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Mainland China-based subsidiaries, including the Mainland China-based subsidiaries of our subsidiary Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and VIEs in Mainland China are subject to restrictions imposed by PRC law on paying such dividends and making other payments,” and “- Dividends we receive from our operating subsidiaries located in the PRC are subject to PRC profit appropriation and PRC withholding tax,” See also “Restrictions and Limitations on Cash Available to Sohu.com Limited.” below and Item 11 “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Rate Risk.”
Cash Generating Ability
Our cash flows were summarized below (in thousands):

	Year Ended December 31,
	2019	2020	2021
Net cash provided by/(used in) continuing operating activities	$(18,267)	$163,394	$113,610
Net cash provided by/(used in) discontinued operating activities	228,857	(68,187)	(175,888)
Net cash provided by/(used in) operating activities	210,590	95,207	(62,278)
Net cash provided by/(used in) continuing investing activities	(214,814)	184,393	(537,419)
Net cash provided by/(used in) discontinued investing activities	(228,406)	235,374	1,054,148
Net cash provided by/(used in) investing activities	(443,220)	419,767	516,729
Net cash provided by/(used in) continuing financing activities	(479,748)	101,795	(424,968)
Net cash used in discontinued financing activities	(33,415)	(8,209)	(9,132)
Net cash provided by/(used in) financing activities	(513,163)	93,586	(434,100)
Effect of exchange rate change on cash, cash equivalents, restricted cash and restricted time deposits	(10,047)	36,984	20,997

Net increase/(decrease) in cash, cash equivalents, restricted cash and restricted time deposits	(755,840)	645,544	41,348
Cash, cash equivalents, restricted cash and restricted time deposits at beginning of period	1,069,866	314,026	959,570

Cash, cash equivalents, restricted cash and restricted time deposits at end of period	$314,026	$959,570	$1,000,918

Less: Cash, cash equivalents, restricted cash and restricted time deposits of discontinued operations, end of year	147,834	310,203	0

Cash, cash equivalents, restricted cash and restricted time deposits of continuing operations, end of year	166,192	649,367	1,000,918

Net Cash Provided by/(Used in) Operating Activities
For 2021, $113.6 million net cash provided by continuing operation activities was primarily attributable to our net income of $69.3 million, adjusted by (i) the add back of non-cash
items consisting of $36.0 million of depreciation and amortization expenses, $8.6 million of share-based compensation expense, $8.0 million of allowance for credit losses, $1.8 million of impairment of other intangible assets and other assets, and $0.2 million of impairment of long-term investments, (ii) offset by $6.3 million of investment income from equity investments, $2.5 million of change in fair value of financial instruments, and $0.9 million from disposal of fixed assets. The decrease in cash from $0.4 million in working capital items is also included in operating cash flow.
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
Net Cash Provided by/(Used in) Investing Activities
For 2021, $537.4 million net cash used in continuing investing activities was primarily attributable to (i) $1.22 billion used in purchase of financial instruments, $42.2 million used in purchase of fixed assets and intangible assets, and $15.9 million used in the purchase of long-term investments, offset by (ii) $740.7 million in proceeds from bank investments and $2.5 million cash received from other investing activities.
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
Net Cash Provided by/(Used in) Financing Activities
For 2021, $425.0 million net cash used in continuing financing activities was primarily attributable to (i) $560.6 million used in repayment of loans from banks and $17.4 million used in repurchase of shares, (ii) offset by $153.0 million in proceeds received from bank loans.
For 2020, $101.8 million net cash provided by continuing financing activities was primarily attributable to (i) $407.6 million in proceeds received from bank loans, (ii) offset by $191.8 million used in the Changyou Merger, and $114.0 million used in repayment of loans from banks.
For 2019, $479.7 million net cash used in continuing financing activities was primarily attributable to (i) $371.9 million used in repayment of loans from banks and $165.8 million for the portion of a Changyou dividend distributed to holders of the noncontrolling interests in Changyou, (ii) offset by $58.0 million in proceeds received from bank loans.
Restrictions and Limitations on Cash Available to Sohu.com Limited
To fund any cash requirements it may have, Sohu.com Limited may need to rely on dividends and other distributions on equity paid by our direct subsidiaries, which are all located outside PRC. Since substantially all of our operations are conducted through our indirect Mainland China-based subsidiaries and VIEs, all of Sohu.com Limited’s direct subsidiaries may need to rely on dividends, loans or advances made by our PRC subsidiaries and VIEs in order to make dividends and other distributions to us.
The ability of Sohu.com Limited’s direct subsidiaries to receive dividends and distributions from our China-based subsidiaries and VIEs, and the amount of cash available for distribution to, and use by, Sohu.com Limited, are subject to certain restrictions and limitations related to PRC law and our subsidiary and VIE structure. We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations. However, such restrictions and taxes limit our ability to use cash and cash equivalents held by Changyou and its subsidiaries and VIEs, for our Sohu business separate from Changyou.

PRC Regulations Related to Profit Appropriation, Withholding Tax on Dividends and Foreign Currency Exchange
Regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our China-based WFOEs are also required to set aside each year to their general reserves at least 10% of their after-tax
profit based on PRC accounting standards, until the cumulative amount reaches 50% of their paid-in
capital. These reserves may not be distributed as cash dividends, or as loans or advances. Our WFOEs may also allocate a portion of their after-tax
profits, at the discretion of their Boards of Directors, to their staff welfare and bonus funds. Any amounts so allocated may not be distributed by Sohu.com Limited or Changyou.com Limited and, accordingly, would not be available for distribution to Sohu.com Limited.
The CIT Law imposes a 10% withholding income tax for dividends distributed by FIEs in the PRC to their immediate holding companies outside Mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the PRC and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income” if such holding company is considered a non-PRC
resident enterprise and holds at least 25% of the equity interests in the PRC FIE distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. As of December 31, 2021, we had accrued deferred tax liabilities in the amount of $237.1 million for withholding taxes associated with dividends paid by Changyou’s Mainland China-based WFOEs to Changyou’s Hong Kong subsidiary.
Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of Mainland China, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.
PRC Restrictions Related to Our VIE Structure
A significant portion of our operations are conducted through VIEs, which generate a significant amount of our revenues. As of December 31, 2021, there were significant cash balances held by certain of the VIEs that we consolidate in our financial statements. As the VIEs are not owned by our PRC subsidiaries or any of our subsidiaries outside of the PRC, they are not able to make dividend payments to those subsidiaries. Therefore, in order for Sohu.com Limited or our subsidiaries outside of Mainland China to receive any dividends, loans, or advances from our PRC subsidiaries, in some cases we may need to rely on payments made by the VIEs to our PRC subsidiaries pursuant to service contracts between them. Depending on the nature of services provided by our PRC subsidiaries to their corresponding VIEs, certain of these payments will be subject to PRC taxes, such as VAT, which will effectively reduce the amount that the PRC subsidiary receives from its corresponding VIE. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.
Capital Expenditure
Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $65.7 million, $33.8 million, and $42.2 million, respectively, for the years ended December 31, 2019, 2020 and 2021.
CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations as of December 31, 2021 (in thousands):

	2022	2023	2024	2025	2026	Thereafter	Total
Royalties and expenditures for licensed content of games	$15,976	13,512	2,746	0	0	0	32,234
Purchase of bandwidth	14,418	1,029	455	0	0	0	15,902
Operating lease obligations	6,208	2,900	380	135	0	0	9,623
Purchase of content and services - others	7,530	389	43	0	0	0	7,962
Purchase of content and services - video	6,387	0	0	0	0	0	6,387
Others	3,796	0	0	0	0	0	3,796

Total Payments Required	$54,315	17,830	3,624	135	0	0	75,904

OTHER LONG-TERM LIABILITIES
We recorded long-term tax liabilities of $193.9 million, consisting primarily of a $4.8 million in interest on the unrecognized tax benefit related to the Toll Charge, and $189.1 million related to certain business transactions that took place in previous years and management determined may result in additional tax obligations under relevant tax rules.
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
In December 2019, the FASB issued ASU
No. 2019-12,
Income Taxes (Topic 740)-Simplifying the Accounting for Income Taxes
. ASU
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
Other accounting standards that we adopted beginning January 1, 2021 did not have a significant impact on our consolidated financial statements.

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

Directors and Executive Officers	Age	Position
Charles Zhang	57	Chairman of the Board and Chief Executive Officer
Dewen Chen	46	Chief Executive Officer of Changyou
Joanna Lv	51	Chief Financial Officer
Charles Huang	52	Director
Zhonghan Deng (1) (2) (3)	54	Independent Director
Dave De Yang (1)	56	Independent Director
Dave Qi (1) (2) (3)	58	Independent Director
Shi Wang (3)	71	Independent Director

(1)	Member of the audit committee of our Board of Directors.
(2)	Member of the compensation committee of our Board of Directors.
(3)	Member of the nominating committee of our Board of Directors.

Dr.
 Charles Zhang
is our founder and has been Chairman of our Board and Chief Executive Officer since August 1996. Dr. Charles Zhang also served as our President from August 1996 to July 2004. Prior to founding Sohu, Dr. Charles Zhang worked for Internet Securities Inc. and helped to establish its China operations. Prior to that, Dr. Charles Zhang worked as the liaison officer with China for the Massachusetts Institute of Technology (“MIT”). Dr. Charles Zhang was the Chairman of the Board of Changyou prior to the completion of the Changyou Merger. Dr. Charles Zhang has a Ph.D. in experimental physics from MIT and a Bachelor of Science degree from Tsinghua University.
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
Dave De Yang
has served as the Chief Financial Officer and a Partner of Dalton International, an investment firm based in Chicago, since 2017. From 2012 through 2016, Mr. Yang served as Chief Financial Officer for the North Asia region, including Mainland China, Hong Kong, Taiwan, Japan, and Korea, of Reckitt Benckiser, a London-based company that is listed on the London Stock Exchange and is included in the FTSE 100 Index. Prior to joining Reckitt Benckiser, Mr. Yang worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to that role, he served as acting controller of McDonald’s India and Indonesia divisions and as a senior director of McDonald’s Corporation in the Asia Pacific, Middle East and Africa division, where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang was a member of the Board of Directors and of the Audit Committee of Changyou prior to the completion of the Changyou Merger. Mr. Yang has a master of business administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

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
Board of Directors
Our Board of Directors currently consists of six directors and is divided into two classes consisting of three directors each, with one class of directors being elected by the holders of our ordinary shares at each annual general meeting of shareholders and holding office for staggered two-year
terms, with the term of one of the classes expiring at each annual general meeting. Our directors currently consist of Dr. Charles Zhang, Zhonghan Deng, and Dave De Yang, whose terms will expire at our 2022 annual general meeting of shareholders, and Charles Huang, Dave Qi, and Shi Wang, whose terms will expire at our 2023 annual meeting of shareholders. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided the nature of such interest is disclosed prior to any vote thereon.
Board Diversity Disclosure
The following table provides the diversity statistics of our Board of Directors required by Rule 5606 of the NADSAQ Listing Rules:

Board Diversity Matrix (As of March 11, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
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
Duties of Directors
Under Cayman Islands law, our directors have a common law duty owed to our company to act honestly in good faith with a view to the best interests of our company and for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both - (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association and the Companies Act. There are also duties to avoid conflicts of interest. A shareholder may have the right to seek various remedies, including damages on behalf of our company, if a duty owed by our directors is breached.
Terms of Directors and Officers
A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. For more information about the classification of our Board of Directors, see “- Board of Directors.” Officers are elected by and serve at the discretion of the Board of Directors.
Compensation of Executive Officers and Directors
During the year ended December 31, 2021, we paid an aggregate of approximately $5.8 million in cash compensation to our executive officers. We paid an aggregate of approximately $0.7 million in cash compensation to our directors other than Dr. Charles Zhang. In 2021, the total compensation expense for our non-executive
directors and executive officers recorded in our consolidated statements of comprehensive income was $18.1 million. None of our directors, other than Dr. Charles Zhang, have service contracts that provide for benefits upon termination of employment.
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
Sohu Video Share Incentive Plan
On January 4, 2012, Sohu Video, the holding entity of Sohu’s video division, adopted the Sohu Video Share Incentive Plan, which provided for the issuance of up to 25,000,000 ordinary shares of Sohu Video to management and key employees of the video division and to Sohu management. The maximum term of any share-based award granted under the Sohu Video Share Incentive Plan is ten years from the grant date. The Sohu Video Share Incentive Plan expired on January 4, 2022, and is no longer available for granting new share-based awards.
As of December 31, 2021, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made and were subject to vesting in four equal installments, with each installment vesting upon a service period requirement being met, as well as Sohu Video’s achievement of performance targets for the corresponding period. As of December 31, 2021, options for the purchase of 4,972,800 Sohu Video ordinary shares were vested.
Grants of Shares and Options to Directors and Executive Officers
The following tables set forth summaries of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of March 11, 2022.
Awards Granted under Sohu 2018 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Charles Zhang	75,000	(1)	$0.001	2/16/2015	2/15/2025
Charles Zhang	70,000	(2)	$0.001	7/1/2019	6/30/2029
Joanna Lv	7,500	(3)	$0.001	2/16/2015	2/15/2025
Joanna Lv	40,000	(4)	$0.001	7/1/2019	6/30/2029
Joanna Lv	10,000	(5)	$0.001	9/1/2020	8/31/2030

(1)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 75,000 options are vested and exercisable as of March 11, 2022.
(2)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which options for the purchase of 35,000 ordinary shares are vested and exercisable as of March 11, 2022.
(3)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 7,500 options are vested and exercisable as of March 11, 2022.
(4)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which options for the purchase of 20,000 ordinary shares are vested and exercisable as of March 11, 2022.
(5)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which options for the purchase of 2,500 ordinary shares are vested and exercisable as of March 11, 2022.

Awards Granted under Changyou 2019 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Dewen Chen	1,288,000	(1)	$0.01	8/26/2019	9/30/2029

(1)	Consists of options, granted on August 26, 2019 and effective as of October 1, 2019, that are subject to vesting in equal annual installments over a four-year period commencing on October 1, 2019.
Awards Granted under Sohu Video Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Joanna Lv	110,000	(1)	$0.01	1/4/2012	1/3/2022

(1)
Consists of options to purchase Sohu Video ordinary shares at a nominal exercise price, vesting in equal annual installments over a four-year period, but vesting for each year will also be subject to the achievement of annual performance milestones related to Sohu Video that our Board of Directors establishes in its discretion. As of March 11, 2022, options for the purchase of 27,500 Sohu Video ordinary shares are fully vested.

Employees
As of December 31, 2021, we had approximately 4,900 employees, including 3,000 employees for Sohu, and 1,900 employees for Changyou. None of our personnel are represented under collective bargaining agreements.
We have entered into standard employment agreements with our employees through our subsidiaries and VIEs. Sohu’s employees have entered into confidentiality, non-competition
and
non-solicitation
agreements with Sohu. Changyou’s employees have entered into confidentiality agreements with Changyou. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition
agreements governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions. A number of our employees hold share-based awards granted by Sohu, Changyou, and Sohu Video, which provide additional financial incentives to them. Most of these awards vest over a period of four years.
Share Ownership
Refer to “
Item 7. Major Shareholders and Related Party Transactions
” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary share as of March 11, 2022 by (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our ordinary share (assuming conversion of all outstanding exercisable options and warrants held by that person), (ii) each current director, (iii) each named executive officer and (iv) all of our current directors and named executive officers as a group. Except as otherwise provided in the footnotes to this table, we believe that the persons named in this table have voting and investment power with respect to all the shares of common stock indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (1)
Charles Zhang	11,095,133	(2)	30.29%
Charles Huang (3)	76,265		*
Shi Wang (4)	34,132		*
Dave Qi (5)	28,940		*
Zhonghan Deng (6)	5,878		*
Dave De Yang (7)	—		—
Joanna Lv	33,000	(8)	*
Dewen Chen (9)	—		—
All directors, nominees and executive officers as a group (8 persons)	11,273,348	(10)	30.75%
Photon Group Limited (11)	10,716,433		29.35%
Macquarie Investment Management Business Trust (12)	3,523,045		8.96%

*	Less than 1%.

(1)
Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes the number of ordinary shares subject to options or restricted stock units held by that person that are currently exercisable or settleable or that are exercisable or settleable within 60 days of March 11, 2022. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Such shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of each other person.

(2)
Includes (i) 110,000 ordinary shares subject to options exercisable within 60 days of March 11, 2022 and (ii) 10,716,433 ordinary shares beneficially owned by Photon Group Limited. Dr. Charles Zhang is a Director of Photon Group Limited, and may be deemed to be a beneficial owner of shares owned by it. Dr. Charles Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. Dr. Charles Zhang’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(3)	Mr. Charles Huang’s address is Suite 5206, Central Plaza, Wanchai, Hong Kong.

(4)	Mr. Shi Wang’s address is Vanke Architecture Research Center, No. 68 Meilin Road, Futian District, Shenzhen 518049, People’s Republic of China.

(5)	Dr. Dave Qi’s address is 3/F, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Beijing 100005, People’s Republic of China.

(6)	Dr. Zhonghan Deng’s address is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China.

(7)	Mr. Dave De Yang’s address is 427 Ashbury Drive, Hinsdale, IL 60521, the United States.

(8)
Includes 30,000 ordinary shares subject to options exercisable within 60 days of March 11, 2022. Ms. Joanna Lv’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(9)	Mr. Dewen Chen’s address is c/o Changyou com Limited, Changyou Creative Industrial Park, No. 65 East Bajiao Road, Shijingshan District, Beijing 100043, People’s Republic of China.

(10)	Includes 140,000 ordinary shares that such persons have the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 11, 2022.

(11)	Photon Group Limited’s address is c/o Sohu.com Limited, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(12)	Data based on a Schedule 13G/A filed with the SEC on February 14, 2022. The principal business address of Macquarie Investment Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.
Related Party Transactions
Changyou’s Loan Arrangements with Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”)
Commencing in April 2015, certain subsidiaries of Changyou and certain subsidiaries of Fox Financial entered into a series of loan agreements pursuant to which the subsidiaries of Changyou were entitled to draw down HK dollar-denominated or U.S. dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries were entitled to draw down equivalent
RMB-denominated
loans from the Changyou subsidiaries, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest which approximated the market interest rate at the inception of the loans.

In December 2018 and 2019, Changyou entered into supplemental agreements with Fox Financial pursuant to which all accrued and unpaid interest on the loans as of December 31, 2018 and December 31, 2019 was added to the principal of the corresponding loans. Due to the depreciation of the RMB against the U.S. dollar in 2018, the principal amounts of the Changyou’s outstanding
RMB-denominated
loans to Fox Financial as of December 31, 2018 were adjusted upward to amounts equal to the principal amounts of Fox Financials’ outstanding U.S. dollar denominated loans to Changyou as of December 31, 2018, multiplied by the monthly average RMB to U.S. dollar exchange rate published by the Bank of China for the month of December 2018. As a result of such adjustment, Changyou advanced additional
RMB-denominated
loans in the principal amount of RMB8.2 million (approximately $1.2 million) to Fox Financial in January 2019.
In December 2019, Changyou entered into a supplemental agreement with Fox Financial pursuant to which Fox Financial provided security for its repayment obligations to Changyou. Under this supplemental agreement, if Fox Financial fails to repay the
RMB-denominated
loan principal and corresponding interest owed to Changyou, Changyou will have the right to apply the amount of a security deposit, consisting of the outstanding U.S. dollar-denominated loan principal and corresponding interest owed by Changyou to Fox Financial, to repay the
RMB-denominated
loan principal and interest owed by Fox Financial to Changyou. The security deposit will be required to be replenished by Fox Financial if the amount of the security deposit is insufficient to repay the loan principal and interest of the
RMB-denominated
loan owed to Changyou, and any remaining security deposit will be returned to Fox Financial if there is a surplus after the repayment of the
RMB-denominated
loan principal and interest. The parties entered into an additional supplemental agreement pursuant to which Changyou provided security for its repayment obligations to Fox Financial. Under this supplemental agreement, if Changyou fails to repay the U.S. dollar-denominated loan principal and corresponding interest owed to Fox Financial, Fox Financial will have the right to apply the amount of a security deposit, consisting of the outstanding
RMB-denominated
loan principal and corresponding interest owed by Fox Financial to Changyou, to repay the U.S. dollar-denominated loan principal and interest owed by Changyou to Fox Financial. The security deposit will be required to be replenished by Changyou if the amount of the security deposit is insufficient to repay the U.S. dollar-denominated loan principal and interest owed by Changyou to Fox Financial, and any remaining security deposit will be returned to Changyou if there is a surplus after the repayment of the U.S. dollar-denominated loan principal and interest.
The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the
RMB-denominated
loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of this annual report, Changyou has not received any response from Fox Financial and accordingly, with an abundance of caution, has not so applied any of the security deposit. Changyou performed an assessment of its expected credit losses for the
RMB-denominated
loans receivable from Fox Financial. As of December 31, 2021, we had accrued a cumulative allowance for credit losses of approximately $3.3 million based on Changyou’s estimate of the net of the outstanding amount of such loans receivable from Fox Financial over the amount of the security deposit and on the lack of solvency of Fox Financial. As of December 31, 2021, net loan receivables and loans payable under such loan arrangements, each in the amount of $34.1 million, were recorded as prepaid and other current assets and other short-term liabilities, respectively, in our consolidated balance sheets.
Transactions with Vanke Co., Ltd.
In the 2019, 2020 and 2021 fiscal years, Vanke Co., Ltd. purchased $174,259, $226,528 and $173,276, respectively, in advertising services from us. Mr. Shi Wang, one of our directors, is the Honorary Chairman of the Board of Vanke Co., Ltd.
Contractual Arrangements with VIEs and their Shareholders
PRC law currently restricts foreign ownership of value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the PRC. To comply with PRC law, we conduct a significant part of our value-added telecommunications, online game, and other business activities through contractual arrangements between our principal PRC subsidiaries and their corresponding VIEs and their respective shareholders. See “Information on the Company-Organizational Structure” in Item 4 of this annual report for a description of the ownership information of the principal VIEs through which we conduct a significant portion of our operations. For a discussion of risks related to these contractual arrangements, please see Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure. “- We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business, these arrangements may not be as effective in providing operational control as would ownership of these businesses, and the contracts may be difficult to enforce” and “- A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.”

The following is a summary of the agreements currently in effect between these principal PRC subsidiaries and principal VIEs:
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
Business Arrangements between Subsidiaries and Consolidated VIEs
A significant portion of our operations are conducted through the VIEs that we consolidate, which generate a significant amount of our revenues. In order for us to be able to receive such revenues, and, if applicable, other assets, from the VIEs, we rely on payments made by the VIEs to our PRC subsidiaries pursuant to a series of service contracts between them in order for the VIEs to transfer such revenues or other assets to us. For a discussion of such transfers and their limitations, please see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Restrictions and Limitations on Cash Available to Sohu.com Limited - PRC Restrictions Related to Our VIE Structure.” The following is a summary of the material service contracts currently in effect between our PRC subsidiaries and certain of the VIEs that we consolidate:
Exclusive technology consulting and service agreement
between Sohu Era and Sohu Internet. Pursuant to this agreement Sohu Era has the right to provide technical consultation and other related services to Sohu Internet in exchange for a percentage of the gross revenue of Sohu Internet. The agreement has an initial term of two years, and is renewable at the request of Sohu Era.
Exclusive technology consulting and service agreement
between Video Tianjin and Tianjin Jinhu. Pursuant to this agreement Video Tianjin has the right to provide technical consultation and other related services to Tianjin Jinhu in exchange for a fee. The agreement has a term of ten years and is renewable at the request of Video Tianjin.
Technology service agreement
between Donglin and Sohu Media. Pursuant to this agreement Sohu Media has the right to provide technology services and other related services to Donglin in exchange for a percentage of the gross revenue of Donglin. The agreement has a term of three years and is renewable at the request of Sohu Media.
Technology support and utilization agreements
between AmazGame and Gamease, between Gamespace and Guanyou Gamespace, and between Changyou Chuangxiang and Gamease. Pursuant to these agreements, AmazGame, Gamespace and Changyou Chuangxiang have the right to provide certain product development and application services and technology support to Gamease and Guanyou Gamespace, respectively, for a fee equal to a predetermined percentage, subject to adjustment by AmazGame, Gamespace or Changyou Chuangxiang at any time, of Gamease’s and Guanyou Gamespace’s respective revenues. Each agreement terminates only when AmazGame, Gamespace or Changyou Chuangxiang is dissolved.
Services and maintenance agreements
between AmazGame and Gamease, between Gamespace and Guanyou Gamespace, and between Changyou Chuangxiang and Gamease. Pursuant to these agreements, AmazGame, Gamespace and Changyou Chuangxiang, respectively, provide marketing, staffing, business operation and maintenance services to Gamease and Guanyou Gamespace, respectively, in exchange for a fee equal to the cost of providing such services plus a predetermined margin. Each agreement terminates only when AmazGame, Gamespace or Changyou Chuangxiang, as the case may be, is dissolved.
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

Other Transactions with Certain Directors, Shareholders and Affiliates
See “Directors, Senior Management and Employees - Compensation of Executive Officers and Directors.”
Employment Agreements
See “Directors, Senior Management and Employees - Employment Agreements with Executive Officers.”
Share Incentive Plans
See “Directors, Senior Management and Employees - Share Incentive Plans.”
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
Dividend Policy
The Sohu Group intends to retain all available funds and any future earnings for use in the operation and expansion of its own business, and does not anticipate paying any cash dividends on Sohu.com Limited’s ordinary shares for the foreseeable future. Future cash dividends distributed by Sohu.com Limited., if any, will be declared at the discretion of Sohu.com Limited’s Board of Directors and will depend upon future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our Board of Directors may deem relevant.

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
Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to apply to the Grand Court of the Cayman Islands to have the fair value of his shares assessed by the Grand Court, upon dissenting to a merger or consolidation by following the procedure required by the Companies Act and the rules of the Grand Court. The exercise of such appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
In addition, there are statutory provisions applicable to a scheme of arrangement that facilitate the takeover of companies or the reconstruction and amalgamation of companies by way of a scheme of arrangement. The scheme of arrangement must currently be approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths
in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose by the direction of the Grand Court of the Cayman Islands. The requirement for a majority in number of shareholders to approve the scheme of arrangement will be abolished when the Companies (Amendment) Act, 2021 comes into force (expected to be in March 2022). The scheme of arrangement must be sanctioned by the Grand Court and the court order delivered to the Registrar of Companies of the Cayman Islands for registration for the scheme of arrangement to become effective. While a dissenting shareholder has the right to express to the court the view that the scheme of arrangement ought not to be sanctioned, the court can be expected to approve the scheme of arrangement if it determines that:

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
When a takeover offer is made to all shareholders (or class of shareholders) and accepted by holders of 90% of the shares that are subject to the offer within four months of the offer being made, the offeror may, within a two-month
period commencing on the expiration of such
four-month
period, require the holders of the remaining shares to transfer such shares to the offeror on the same terms as the offer. An objection can be made to the Grand Court of the Cayman Islands within one month of the compulsory acquisition notice but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of a lack of compliance with the statutory procedures, of fraud, bad faith, or collusion.
If a scheme of arrangement or takeover offer is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available (subject to certain exceptions) to dissenting shareholders in a merger or consolidation or to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits
In principle, our company will normally be the proper plaintiff, and, as a general rule, a derivative action may not be brought by a minority shareholder and requires leave or permission from the court in the Cayman Islands for such an action to be continued. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, subject to leave being given, a derivative action may be available when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected if authorized by more than a simple majority vote of our shareholders and this has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime. Our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.
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
As a matter of Cayman Islands law, a director of a Cayman Islands company owes the following duties to the company—a duty to act bona fide in the best interests of the company and for a proper purpose, a duty not to make a personal profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director must exercise the skill and care of a reasonably diligent person having both - (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test).
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
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders or which would merit an application for ancillary relief under section 92(e) of the Companies Act.
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
”). The outstanding principal amount of the loans under the
One-Year
Facility was due in full on the
one-year
anniversary of the date of the first utilization of the
One-Year
Facility. The outstanding principal amount of the loans under the Four-Year Facility was due in installments, with $7.5 million due and payable at the end of each of the second and third calendar years during the term of the Four-Year Facility and the remaining outstanding principal amount due and payable on the fourth anniversary of the date of the first utilization of the
One-Year
Facility. The Term Facility was available for drawdown from the date of the Facility Agreement until six months after the date of the Facility Agreement, and the Term Facility could be drawn in up to three installments by Sohu Game at its election.
The Term Facility bore interest at a rate of Three Month LIBOR plus a margin of 1.75%, with LIBOR to be determined by ICBC on the basis of the London InterBank Offered Rate published two business days before the first day of each three calendar month interest period. Accrued interest was to be paid every three calendar months on the first day after the end of each such three-month interest period.
The obligations of Sohu Game as borrower under the Term Facility were initially fully guaranteed by Sohu.com Limited, and were initially secured by first priority share pledges or mortgages over 97.9% of the outstanding equity interests in Changyou. In addition, Sohu Game was required to cause Changyou, within one (1) month after the initial funding under the Term Facility, to pledge a deposit certificate evidencing an RMB deposit equivalent to not less $125 million at an exchange rate of RMB7.20 to $1.00 and, within three months after the initial funding under the Term Facility, to pledge RMB deposit certificates evidencing amounts at least equivalent to the Facility Agreement amount (including the initial $125 million-equivalent deposit certificate). Upon the effectiveness of such additional pledge, Sohu’s guarantee and all share pledges or mortgages over the outstanding equity interests in Changyou would be released and discharged.
In April 2020, we caused Changyou to pledge a series of RMB deposit certificates required by the Facility Agreement and, as a result of those pledges, Sohu’s guarantee and all share pledges or mortgages over the outstanding equity interests in Changyou were released and discharged. In September 2021, we repaid all of the outstanding balance under the Facility Agreement with ICBC Tokyo, and as a result all of Changyou’s RMB deposit certificates pledges were released and the Facility Agreement was terminated.
Changyou’s Credit Arrangement with CMB
On December 4, 2020, Changyou, through its wholly-owned subsidiary Changyou.com (HK) Limited (“
Changyou
 HK
”), entered into a credit agreement (together with related agreements and documentation, the “
CMB Credit Agreement
”) with China Merchants Bank Co., Ltd. (together with the bank’s Beijing Branch, “
CMB
”), pursuant to which Changyou was entitled to borrow from CMB up to an aggregate of RMB2.4 billion (or approximately $370.0 million) (the “
CMB Loan
”). The proceeds of the CMB Loan were used by Changyou HK to repay an existing loan of RMB2.4 billion (or approximately $367.8 million) from Changyou’s
PRC-based
wholly-owned subsidiary AmazGame, which repayment was required pursuant to foreign exchange controls under PRC law and regulations.
The CMB Loan had a
one-year
term. Interest accrued on the principal amount of the CMB Loan outstanding from time to time at an annual rate equal to (i) LIBOR for loans with terms of up to one month (the “
One-Month
LIBOR
”), adjusted monthly, plus (ii) a margin of 0.95%, and management fees at a combined annual rate of 0.90% of the principal amount of the CMB Loan outstanding from time to time was also payable to CMB. Accordingly, the effective annual cost of the CMB Loan was the
One-Month
LIBOR plus 1.85%.
The CMB Loan was secured by (i) a mortgage on a building owned by two
PRC-based
wholly-owned subsidiaries of Sohu that serves as Sohu’s corporate headquarters in Beijing, and (ii) pledged by AmazGame of deposit certificates evidencing RMB deposits with CMB at least equivalent to the principal amount of the CMB Loan outstanding from time to time. AmazGame’s RMB deposits with CMB earned interest on market terms. The CMB Credit Agreement included customary events of default.

In connection with the CMB Credit Agreement, Sohu issued to CMB a commitment letter pursuant to which we agreed that, at all times when the CMB Loan was outstanding, we would not pledge to any third party other than CMB, or create any other encumbrances on, any of the equity interests in Changyou and Changyou HK without the prior written consent of CMB.
In September 2021, Changyou repaid all of the outstanding balance of the CMB Loans and, as a result, all of Changyou’s pledged deposit certificates and the mortgage over our building were released and the CMB Credit Agreement was terminated.
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
Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Regulations on the Administration of Settlement, Sale and Payment of Foreign Exchange issued by the People’s Bank of China on June 20, 1996 and effective on July 1, 1996, or the FX Regulations, regarding the administration and control of foreign exchange, conversion of RMB into foreign exchange by FIEs for current account items, including the distribution of dividends and profits to foreign investors in joint ventures, is permissible. FIEs are permitted to remit foreign exchange from their foreign exchange bank accounts in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Each conversion of RMB into a foreign currency and each remittance of a foreign currency for capital account items, including direct investment, loans and security investment, is subject to the approval of the SAFE.
Under the Foreign Exchange Administration Regulations, FIEs are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, FIEs may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, approval of the documents by the SAFE.
Currently, FIEs are required to apply to the SAFE for “foreign exchange registration certificates for foreign-invested enterprises” (which are granted to FIEs, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction
basis), FIEs may enter into foreign exchange transactions at banks authorized to engage in the foreign exchange business to obtain foreign exchange for their needs.
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
Passive Foreign Investment Company
We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2021. Our expectation is based on our operations and the composition of our earnings and assets for the 2021 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive
assets for purposes of the asset test described below. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated VIEs will be treated for purposes of the PFIC rules. If these contractual arrangements were found by PRC authorities with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors - Risks Related to Our Corporate Structure - We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business, these arrangements may not be as effective in providing operational control as would ownership of these businesses, and the contracts may be difficult to enforce.” Also, our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

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

The
mark-to-market
election will only be available for “marketable stock” which is stock that is traded in more than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that the ADSs will continue to be listed and regularly traded on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, that the mark-to-market
election would be available to U.S. holders of our ADSs if and when we are a PFIC. U.S. holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market
election with respect to our ADSs and ordinary shares.
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
Certain
non-corporate
U.S. holders, including individual U.S. holders, may be taxed on dividend payments at a special rate (the applicable capital gains rate) that is applicable to “qualified dividend income” provided that (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a PFIC with respect to the U.S. holder (as discussed above) for our taxable year in which the dividend was paid and we were not a PFIC in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, our ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed (as our ADSs are currently) on the NASDAQ Global Select Market. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends paid on our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

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
Taxation of Disposition of Shares
Subject to the PFIC rules discussed above, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ADSs or ordinary shares equal to the difference between the amount realized by the U.S. Holder for our ADSs or ordinary shares and the U.S. holder’s adjusted tax basis in our ADSs or ordinary shares. Such gain or loss will be capital gain or loss. A non-corporate
U.S. holder, including an individual U.S. holder, who has held our ADSs or ordinary shares for more than one year will be eligible for reduced capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. holder recognizes will be treated as United States source income (or loss, in the case of losses, subject to certain limitations) for foreign tax credit limitation purposes.
As described above under “Taxation - PRC Taxation,” any gain from the disposition of our ADSs or ordinary shares may be subject to PRC tax. In such event, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes.
U.S. holders should consult their tax advisors regarding their eligibility for benefits under the income tax treaty between the United States and the PRC and their ability to credit any PRC tax withheld in respect of a sale of our ADSs or ordinary shares against their United States federal income tax liability.
Information Reporting and Backup Withholding
Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a rate of 24% for taxable years beginning after December 31, 2017, and before January 1, 2026. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding and demonstrates such exemption if required.
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
FOREIGN CURRENCY EXCHANGE RATE RISK
While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for 2021 were $0.84 billion and our total assets as of December 31, 2021 were $2.24 billion, representing revenue of RMB5.36 billion and total assets of RMB14.28 billion at the central parity rate of RMB6.3757 to $1.00 on December 31, 2021. If the value of the RMB were to depreciate by approximately 10% to RMB7.0133 to $1.00, the value of the same amount of
RMB-denominated
revenue and total assets in U.S. dollars would be $5.89 billion and $15.71 billion, respectively.
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
INFLATION RATE RISK
According to the National Bureau of Statistics of China, the consumer price index grew 0.9% in 2021, compared to an increase of 2.5% in 2020. While the increase for 2021 represented a decline in the rate of inflation compared to 2020, there may be an increase in the rate of inflation in the future, which could have an adverse effect on our business.

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
and
15d-15(f)
under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in this report on pages
F-2.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have not been any changes in our internal control over financial reporting, as such term is defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act during the Company’s fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2020	2021
	(in thousands)
Audit fees (1)	$2,304	$1,991
Tax fees (2)	487	243
Audit related fees (3)	67	36
All other fees	2	2

Total	$2,860	$2,272

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
On November 13, 2021, our Board of Directors authorized a share repurchase program of up to $100 million of outstanding Sohu ADSs over a twelve-month period from November 13, 2021 to November 12, 2022, and authorized our management to purchase ADSs under the ADS repurchase program from time to time at their discretion at prevailing market prices in accordance with Rule
10b-18
and Rule
10b5-1
under the Exchange Act and to determine the timing and amount of any purchases of Sohu ADSs based on their evaluation of market conditions, the trading price of Sohu ADSs and other factors. The table below provides information on our repurchases of Sohu ADSs pursuant to the ADS repurchase program during the year ended December 31, 2021.

	Total Number of ADSs Purchased Under the Program	Average Price Paid Per ADS*	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (in million)
2021 Month
December (from December 1 to December 31)	1,129,228	16.57	81.3

*	Cost and average price data exclude trading commissions. There may be some variation in figures due to rounding.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE
Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Sohu and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1(18)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2).

2.2(18)	Amended and Restated Deposit Agreement, dated January 14, 2019, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares.

2.3(18)	Shareholders’ Rights Agreement, dated as of January 14, 2019, between the Registrant and The Bank of New York Mellon.

4.1(2)	Loan and Share Pledge Agreement dated November 19, 2001 among Sohu.com Inc., Dr. Charles Zhang, and Li Wei.

4.2(3)	Real Property Purchase Agreement between Sohu Era and Vision Hua Qing.

4.3(4)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited.

4.4(4)	Project Cooperation Agreement, dated November 20, 2009, by and between Beijing Raycom Real Estate Development Co., Ltd. and Beijing Sohu Media.

4.5(5)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, by and between Sohu.com Inc. and Changyou.com Limited.

4.6(6)	Changyou Project Cooperation Agreement dated August 23, 2010.

4.7(6)	Amended and Restated 2010 Stock Incentive Plan.

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

4.10(7)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, between Changyou.com Limited and Sohu.com Inc.

4.11(7)	Services Agreement, dated as of November 29, 2011, between Changyou Gamespace and Sohu Media.

4.12(8)	Sohu Video 2011 Share Incentive Plan.

4.13(8)	English Translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease.

4.14(8)	English Translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease.

4.15(9)	2014 Share Incentive Plan of Changyou.com Limited.

4.16(9)	English Translation of Loan Agreement, dated December 4, 2013, between Video Tianjin and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.17(9)	English Translation of Equity Pledge Agreement, dated December 4, 2013, between Video Tianjin and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.18(9)	English Translation of Exclusive Technology Consulting and Services Agreement, dated December 4, 2013, between Video Tianjin and Tianjin Jinhu.

4.19(9)
Loan and Share Pledge Agreement, effective as of April 28, 2014, by and among Sohu.com Limited, Charles Zhang, and Wei Li. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.)

4.20(10)	English Translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century.

4.21(10)	English Translation of Equity Interest Pledge Agreement, dated April 15, 2015 among AmazGame, Gamease and High Century.

4.22(10)	English Translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, between AmazGame, Gamease and High Century.

4.23(10)	English Translation of Power of Attorney, dated April 15, 2015, by High Century in favor of AmazGame.

4.24(10)	English Translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century.

4.25(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Sohu Media, Charles Zhang and Wei Li.

4.26(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Focus HK, Charles Zhang and Wei Li.

4.27(12)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star.

4.28(12)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.29(12)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.30(12)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.31(12)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.32(12)	English translation of Share Purchase Agreement, dated April 16, 2015, between Gamease and Shanghai Yong Chong Investment Center LP.

4.33(13)	English translation of Employment Agreement effective as of April 1, 2012, between Sohu Era and Joanna Lv.

4.34(13)	English translation of Agreement Changing One Party to Employment Agreement effective as of April 1, 2013, among Sohu Era, Joanna Lv and Sohu Media.

4.35(14)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Media Information Technology Co., Ltd.

4.36(14)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Fox Information Technology (Tianjin) Limited.

4.37(14)	English translation of Credit Agreement, dated May 19, 2017, between Ping An Bank and Tianjin Jinhu Culture Development Co., Ltd.

4.38(14)	English translation of Form of Loan Agreement.

4.39(14)	English translation of Asset Pledge Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.40(14)	English translation of Asset Pledge Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Media Information Technology Co., Ltd.

4.41(14)	English translation of Asset Pledge Agreement, dated May 19, 2017, between Ping An Bank and Beijing Sohu New Era Information Technology Co., Ltd.

4.42(14)	English translation of Guaranty Agreement, dated May 19, 2017, between Ping An Bank and Sohu.com (Game) Limited.

4.43(14)	English translation of Commitment Letter, dated May 19, 2017, between Ping An Bank and Sohu.com Inc.

4.44(14)	English translation of Strategic Cooperation Agreement, dated May 19, 2017, between Ping An Bank and Sohu.com Inc.

4.45(15)	English translation of Amendment to the Original PAB Credit Agreements, dated September 1, 2017.

4.46(15)
English translation of Credit Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Media Information Technology Co., Ltd., Fox Information Technology (Tianjin) Limited, and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.47(15)	English translation of Asset Pledge Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Momentum Information Technology Co., Ltd.

4.48(15)	English translation of Asset Pledge Agreement, dated September 7, 2017, between ICBC and Beijing Sohu New Media Information Technology Co., Ltd.

4.49(15)	English translation of Commitment Letter, dated September 7, 2017, between ICBC and Sohu.com Inc.

4.50(16)	English translation of Credit Facility Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Media Information Technology Co., Ltd.

4.51(16)	English translation of Asset Pledge Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Era Information Technology Co., Ltd.

4.52(16)	English translation of Asset Pledge Agreement, dated April 11, 2018, between CMB and Beijing Sohu New Media Information Technology Co., Ltd.

4.53(16)	English translation of Commitment Letter, dated April 11, 2018, issued by the registrant to CMB.

4.54(17)	Sohu.com Limited 2018 Share Incentive Plan.

4.55(19)	Changyou.com Limited 2019 Share Incentive Plan.

4.56(19)
English Translation of SOHU.COM Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Era Information Technology Co., Ltd. and Beijing Sogou Network Technology Co., Ltd.

4.57(19)
English Translation of SOHU.COM Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Beijing Sogou Information Services Co., Ltd.

4.58(19)
English Translation of SOHU.COM Internet Plaza Office Building Lease, dated December 25, 2019, between Beijing Sohu New Media Information Technology Co., Ltd. and Beijing Sogou Technology Development Co., Ltd.

4.59(20)	Employment Agreement effective as of January 1, 2021 between Changyou.com Limited and Dewen Chen.

4.60(20)	Employment Agreement effective as of January 1, 2021 between Sohu.com Limited and Charles Zhang.

4.61(21)	English Translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Guanyou Gamespace and Gamespace.

4.62(21)	English Translation of Technology Support and Utilization Agreement, dated November 1, 2011, between Guanyou Gamespace and Gamespace.

4.63(21)	English Translation of Loan Agreement, dated October 20, 2016, between Video Tianjin and Xiufeng Deng, the shareholder of Tianjin Jinhu.

4.64(21)	English Translation of Equity Pledge Agreement, dated October 20, 2016, between Video Tianjin and Xiufeng Deng, the shareholder of Tianjin Jinhu.

4.65(21)	English Translation of Exclusive Equity Interest Purchase Right Agreement, dated October 20, 2016, between Video Tianjin, Tianjin Jinhu and Xiufeng Deng, the shareholder of Tianjin Jinhu.

4.66(21)	English Translation of Business Operation Agreement, dated October 20, 2016, among Video Tianjin, Tianjin Jinhu and Xiufeng Deng, the shareholder of Tianjin Jinhu.

4.67(21)	English Translation of Power of Attorney, dated October 20, 2016, by Xiufeng Deng, the shareholder of Tianjin Jinhu, in favor of Video Tianjin.

4.68(21)	English Translation of Exclusive Equity Interest Purchase Right Agreement, dated October 20, 2016, between Video Tianjin, Tianjin Jinhu and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.69(21)	English Translation of Business Operation Agreement, dated October 20, 2016, among Video Tianjin, Tianjin Jinhu and Xuemei Zhang, the shareholder of Tianjin Jinhu.

4.70(21)	English Translation of Power of Attorney, dated October 20, 2016, by Xuemei Zhang, the shareholder of Tianjin Jinhu, in favor of Video Tianjin.

4.71(21)	English Translation of Exclusive Technology Consulting and Services Agreement August 2, 2020, between Sohu Era and Sohu Internet.

4.72(21)	English Translation of Services and Maintenance Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.73(21)	English Translation of Technology Support and Utilization Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.74(21)	Employment Agreement effective as of May 1, 2021 between Sohu.com Limited and Joanna Lv.

4.75(21)	English translation of Technology service agreement, dated January 1, 2022 between Donglin and Sohu Media.

8.1(21)	Principal Subsidiaries and VIEs of the Registrant.

11.1(18)	Code of Ethics and Conduct for Directors, Officers and Employees.

12.1(21)	Rule 13a-14(a)/15d-14(a) Certification of Dr. Charles Zhang.

12.2(21)	Rule 13a-14(a)/15d-14(a) Certification of Joanna Lv.

13.1(21)	Section 1350 Certification of Dr. Charles Zhang.

13.2(21)	Section 1350 Certification of Joanna Lv.

15.1(21)	Consent of Independent Registered Public Accounting Firm.

15.2(21)	Consent of Haiwen & Partners, PRC Counsel.

101.INS(21)	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document.

101.SCH(21)	Inline XBRL Taxonomy Extension Schema Document.

101.CAL(21)	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(21)	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(21)	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(21)	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104(21)	Cover Page Interactive Data File (embedded within the Inline XBRL document).

(1)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018.

(2)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 15, 2002.

(3)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 8, 2007.

(4)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2010.

(5)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2010.

(6)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 8, 2010.

(7)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on December 1, 2011.

(8)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2013.

(9)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 2, 2015.

(10)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on August 7, 2015.

(11)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015.

(12)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2016.

(13)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 27, 2017.

(14)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on May 19, 2017.

(15)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on September 7, 2017.

(16)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on April 16, 2018.

(17)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form S-8 POS filed on June 1, 2018.

(18)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 28, 2019.

(19)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on April 21, 2020.

(20)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 18, 2021.

(21)	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOHU.COM LIMITED

By	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

By	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer
Date: March
31
, 2022

SOHU.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Sohu.com Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Sohu.com Limited and its subsidiaries
(the “Company”) as of December 31, 2021 and 2020,
and the related consolidated statements of comprehensive income/(loss), of cash flows and of changes in equity for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment Assessment - Brand Advertising Reporting Unit
As described in Notes 2 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was $48.8 million as of December 31, 2021, and the goodwill balance associated with the brand advertising reporting unit was $38.6 million. Management conducts an impairment test as of October 1 of each year, or more frequently if events or circumstances indicate an impairment may exist. The impairment test for goodwill determines the fair value of the reporting unit and compares it to the reporting unit’s carrying value. Fair value is estimated by management using the income approach and the market approach. Under the income approach, the fair value of the brand advertising reporting unit was based on the present value of the estimated future cash flows that the reporting unit is expected to generate over its remaining life. Cash flow projections were based on management’s estimates of revenue growth rates, profitability, and the discount rate. The market approach considered earnings multipliers based on market data of other comparable companies engaged in similar business. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Based on the results of the impairment assessment for the brand advertising business as of October 1, 2021, management determined that the estimated fair value of the reporting unit exceeded its carrying value and therefore, no impairment was recorded.
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

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 31, 2022
We have served as the Company’s auditor since 1999.

SOHU.COM LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	$217,057	$998,949
Restricted cash	330,791	1,969
Short-term investments	100,745	399,345
Accounts receivable, net (including $2,096 and $2,456, respectively, due from a related party as of December 31, 2020 and 2021)	87,521	82,550
Prepaid and other current assets (including $34,123 and $34,123, respectively, due from a related party as of December 31, 2020 and 2021)	106,590	107,311
Assets held for sale (current)	1,412,168	0

Total current assets	2,254,872	1,590,124

Fixed assets, net	337,674	329,997
Goodwill	48,434	48,811
Long-term investments, net	31,634	53,121
Intangible assets, net	4,842	9,136
Long-term time deposits	0	189,007
Restricted time deposits	101,519	0
Prepaid non-current assets	1,006	0
Other assets	42,140	25,589

Total assets	$2,822,121	$2,245,785

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $11,145 and $12,325, respectively, as of December 31, 2020 and 2021)	$107,611	$87,447
Accrued liabilities (including accrued liabilities of consolidated VIEs without recourse to the Company of $46,888 and $43,695, respectively, as of December 31, 2020 and 2021)	157,513	138,196
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $43,076 and $45,844, respectively, as of December 31, 2020 and 2021)	52,055	57,041
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $7,698 and $8,393, respectively, as of December 31, 2020 and 2021)	100,826	91,485
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $4,422 and $1,539, respectively, as of December 31, 2020 and 2021)	28,006	16,714
Short-term bank loans (including short-term bank loans of consolidated VIEs without recourse to the Company of nil as of both December 31, 2020 and 2021)	315,550	0
Other short-term liabilities (including other short-term liabilities of consolidated VIEs without recourse to the Company of $25,028 and $14,095, respectively, as of December 31, 2020 and 2021, and due to a related party of $34,123 and $34,123, respectively, as of December 31, 2020 and 2021.)	106,171	112,568
Liabilities held for sale (current) (including liabilities held for sale (current) of consolidated VIEs without recourse to the Company of $187,712 and nil, respectively, as of December 31, 2020 and 2021)	416,998	0

Total current liabilities	1,284,730	503,451

Long-term other payable s (including long-term other p a yables of consolidated VIEs without recourse to the Company of nil as of both December 31, 2020 and 2021)	3,202	3,922
Long-term bank loans (including long-term bank loans of consolidated VIEs without recourse to the Company of nil as of both December 31, 2020 and 2021)	92,000	0
Long-term tax liabilities (including long-term tax liabilities of consolidated VIEs without recourse to the Company of $14,134 and $14,465, respectively, as of December 31, 2020 and 2021)	188,760	193,918
Deferred tax liabilities (including deferred tax liabilities of consolidated VIEs without recourse to the Company of $2,014 and $3,323, respectively, as of December 31, 2020 and 2021)	217,593	249,165
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of $286 and $182, respectively, as of December 31, 2020 and 2021)	3,855	3,142

Total long-term liabilities	505,410	450,147

Total liabilities	$1,790,140	$953,598

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Sohu.com Limited shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 39,306 shares and 38,221 shares, respectively, issued and outstanding as of December 31, 2020 and 2021)	$39	$39
Additional paid-in capital	952,733	965,328
Treasury Stock: $0.001 par value per share (nil and 1,129 shares, respectively , as of December 31, 2020 and 2021)	0	(18,776)
Accumulated other comprehensive income	29,189	51,145
Accumulated earnings/(deficit)	(634,592)	293,133

Total Sohu.com Limited shareholders’ equity	347,369	1,290,869
Noncontrolling interest	684,612	1,318

Total shareholders’ equity	1,031,981	1,292,187

Total liabilities and shareholders’ equity	$2,822,121	$2,245,785

The accompanying
notes
are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands, except per share data)

	Year Ended December 31,
	2019	2020	2021
Revenues:

Brand advertising (including revenues generated from a related party of $174, $227 and $173, respectively, for 2019, 2020 and 2021)	$175,056	$146,526	$134,967
Online games	440,902	536,684	638,225
Others (including revenues generated from a related party of $3,796, $3,752 and $4,155, respectively, for 2019, 2020 and 2021)	57,845	66,680	62,384

Total revenues	673,803	749,890	835,576

Cost of revenues:
Brand advertising	126,406	105,604	99,522
Online games	88,992	91,526	87,616
Others (including cost generated from a related party of $57, nil and nil , respectively, for 2019, 2020 and 2021)	28,249	20,307	17,533

Total cost of revenues	243,647	217,437	204,671

Gross profit	430,156	532,453	630,905

Operating expenses:
Product development	234,852	241,941	268,863
Sales and marketing	204,665	159,787	182,690
General and administrative (including expenses generated from a related party of nil, $55 and $35, respectively, for 2019, 2020 and 2021)	54,591	57,354	81,880
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	7,245	0	0

Total operating expenses	501,353	459,082	533,433

Operating profit/(loss)	(71,197)	73,371	97,472

Other income, net	7,963	25,993	29,416
Interest income (including interest income generated from a related party of $1,015, $810 and nil, respectively, for 2019, 2020 and 2021)	6,103	7,369	15,641
Interest expense (including interest expense generated from a related party of $818, $588, and nil, respectively, for 2019, 2020 and 2021)	(14,370)	(6,234)	(7,500)
Exchange difference	1,430	(3,800)	(3,462)

Income/(loss) before income tax expense	(70,071)	96,699	131,567
Income tax expense	28,428	133,226	62,296
Net income/(loss) from continuing operations	(98,499)	(36,527)	69,271
Net income/(loss) from discontinued operations, net of tax	55,108	(91,793)	864,902

Net income/(loss)	(43,391)	(128,320)	934,173
Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	58,223	18,448	(3)
Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	47,722	(60,656)	6,451
Net income/(loss) from continuing operations attributable to Sohu.com Limited	(156,722)	(54,975)	69,274
Net income/(loss) from discontinued operations attributable to Sohu.com Limited	7,386	(31,137)	858,451

Net income/(loss) attributable to Sohu.com Limited	$(149,336)	$(86,112)	$927,725

Net income/(loss)	$(43,391)	$(128,320)	$934,173
Foreign currency translation adjustments	(13,069)	11,972	23,474

Other comprehensive income/(loss)	(13,069)	11,972	23,474

Comprehensive income/(loss)	(56,460)	(116,348)	957,647
Less: Comprehensive income/(loss) attributable to noncontrolling interest shareholders	93,244	(35,074)	7,966

Comprehensive income/(loss) attributable to Sohu.com Limited	(149,704)	(81,274)	949,681

Basic net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(3.99)	$(1.39)	$1.75
Discontinued operations	0.19	(0.79)	21.74

Net income/(loss) per share	(3.80)	(2.18)	23.49

Shares used in computing basic net income per share attributable to Sohu.com Limited	39,249	39,452	39,501

Diluted net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(4.01)	$(1.40)	$1.75
Discontinued operations	0.18	(0.79)	21.74

Net loss per share	(3.83)	(2.19)	23.49

Shares used in computing diluted net income per share attributable to Sohu.com Limited	39,249	39,452	39,501

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2019	2020	2021
Cash flows from operating activities:
Net income/(loss)	$(43,391)	$(128,320)	$934,173
Net income/(loss) from discontinued operations, net of tax	55,108	(91,793)	864,902
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of intangible assets and purchased video content in prepaid expense	38,842	14,386	12,461
Depreciation	28,225	25,466	23,495
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	7,245	0	0
Share-based compensation expense	2,350	14,480	8,578
Impairment of long-term investment	23,154	384	215
Impairment of other intangible assets and other assets	5,903	4,156	1,758
Investment loss/(gain) from equity investments	(2,960)	465	(6,345)
Allowance for credit losses	4,725	4,884	7,970
Change in fair value of financial instruments	(1,185)	1,784	(2,470)
Others	(786)	(390)	(909)
Changes in assets and liabilities:
Accounts receivable	(13,152)	39,979	444
Prepaid and other assets	5,574	(10,276)	(2,770)
Accounts payable	(160)	(3,358)	(904)
Receipts in advance and deferred revenue	(3,689)	(96)	3,776
Tax liabilities	(2,253)	8,683	(4,968)
Deferred tax	11,202	102,626	26,239
Accrued liabilities and other short-term liabilities	(22,803)	(3,252)	(22,231)

Net cash provided by/(used in) continuing operating activities	(18,267)	163,394	113,610

Net cash provided by/(used in) discontinued operating activities	228,857	(68,187)	(175,888)

Net cash provided by/(used in) operating activities	210,590	95,207	(62,278)
Cash flows from investing activities:
Purchase of fixed assets	(15,081)	(6,339)	(6,718)
Purchase of intangible and other assets	(50,583)	(27,441)	(35,489)
Purchase of long-term investments	(12,290)	(114)	(15,891)
Purchase of time deposits	0	0	(188,215)
Proceeds from financial instruments	883,991	1,423,600	740,730
Purchase of financial instruments	(1,022,049)	(1,206,777)	(1,034,337)
Other cash proceeds related to investing activities	1,198	1,464	2,501

Net cash provided by/(used in) continuing investing activities	(214,814)	184,393	(537,419)

Net cash provided by/(used in) discontinued investing activities	(228,406)	235,374	1,054,148

Net cash provided by/(used in) investing activities	(443,220)	419,767	516,729
Cash flows from financing activities:
Proceeds from long-term bank loans	0	92,000	0
Proceeds from short-term bank loans	58,035	315,550	153,000
Exercise of share-based awards in subsidiaries	7	0	0
Repurchase of Sohu Ordinary Shares, represented by ADSs	0	0	(17,418)
Repayments of loans from banks	(371,973)	(113,952)	(560,550)
Acquisition of noncontrolling interests in Changyou Merger	0	(191,803)	0
Distribution of Changyou dividend to noncontrolling interest shareholders	(165,817)	0	0

Net cash provided by/(used in) continuing financing activities	(479,748)	101,795	(424,968)

Net cash used in discontinued financing activities	(33,415)	(8,209)	(9,132)

Net cash provided by/(used in) financing activities	(513,163)	93,586	(434,100)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted time deposits	(10,047)	36,984	20,997

Net increase/(decrease) in cash, cash equivalents, restricted cash, and restricted time deposits	(755,840)	645,544	41,348

Cash, cash equivalents, restricted cash and restricted time deposits at beginning of year	1,069,866	314,026	959,570
Cash, cash equivalents, restricted cash and restricted time deposits at end of year	$314,026	$959,570	$1,000,918

Less: Cash, cash equivalents, restricted cash and restricted time deposits of discontinued operations, end of year	147,834	310,203	0

Cash, cash equivalents, restricted cash and restricted time deposits of continuing operations, end of year	166,192	649,367	1,000,918

Supplemental cash flow disclosures from continuing operations:
Cash paid for income taxes	(27,781)	(35,705)	(46,145)
Cash paid for interest expense	(12,947)	(3,778)	(7,633)
Barter transactions	4,357	4,039	5,086
Supplemental schedule of non-cash investing activity from continuing operations:
Changes in payables and other liabilities related to fixed assets and intangible assets additions	(24,568)	(20,964)	(19,391)
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

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2020
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest
Beginning balance	$1,306,917	39	948,201	0	24,351	(544,137)	878,463
Share-based compensation expense	18,115	0	1,935	0	0	0	16,180
Settlement/adjustment of share-based awards in subsidiary	1,862	0	2,476	0	0	0	(614)
Modification of share - based awards in Changyou	(10,506)	0	0	0	0	0	(10,506)
Net loss attributable to Sohu.com Limited and noncontrolling interest shareholders	(128,320)	0	0	0	0	(86,112)	(42,208)
Repurchase of Sogou Class A Ordinary Shares from noncontrolling shareholders	(8,301)	0	(2,847)	0	0	0	(5,454)
Acquisition of a partially-held subsidiary	642	0	31	0	0	0	611
Impact of adoption of new accounting standards*	(6,656)	0	0	0	0	(4,343)	(2,313)
Acquisition of noncontrolling interests in Changyou Merger	(191,803)	0	2,937	0	(38,059)	0	(156,681)
Accumulated other comprehensive loss	50,031	0	0	0	42,897	0	7,134

Ending balance	$1,031,981	39	952,733	0	29,189	(634,592)	684,612

*	For details see Note 2 - Summary of Significant Accounting Policies - Accounts Receivable, Net - Allowance of credit losses.
The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2021
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Earnings/(Deficit)	Noncontrolling Interest

Beginning balance	$1,031,981	39	952,733	0	29,189	(634,592)	684,612
Share-based compensation expense	4,427	0	805	0	0	0	3,622
Settlement/adjustment of share-based awards in subsidiary	0	0	7,579	0	0	0	(7,579)
Net income attributable to Sohu.com Limited and noncontrolling interest shareholders	934,173	0	0	0	0	927,725	6,448
Repurchase of Sohu Ordinary Shares, represented by ADSs	(18,776)	0	0	(18,776)	0	0	0
Disposal of noncontrolling interests in Tencent/Sohu Sogou Share Purchase	(687,303)	0	0	0	0	0	(687,303)
Write-down of transaction costs related to business acquisitions	4,211	0	4,211	0	0	0	0
Accumulated other comprehensive income	23,474	0	0	0	21,956	0	1,518

Ending balance	$1,292,187	39	965,328	(18,776)	51,145	293,133	1,318

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. THE COMPANY AND NATURE OF OPERATIONS
Nature of Operations and Organization
Sohu.com Limited was incorporated in the Cayman Islands on May 30, 2003 as a direct wholly-owned subsidiary of Sohu.com Inc., which was incorporated in Delaware in August 1996 and was the ultimate parent company of the Sohu Group (as defined below) until its dissolution on May 31, 2018. On July 17, 2000, Sohu.com Inc. completed an initial public offering (“IPO”) of shares of its common stock on NASDAQ trading under the symbol “SOHU.” On May 31, 2018, pursuant to a proposal for the dissolution of Sohu.com Inc. and adoption of a plan of complete liquidation and dissolution of Sohu.com Inc. that was approved by the stockholders of Sohu.com Inc. at a special meeting of stockholders held on May 29, 2018, Sohu.com Inc. was dissolved, all outstanding shares of the common stock of Sohu.com Inc. were delisted and cancelled, and American Depositary Shares (“ADSs”) representing all outstanding ordinary shares of Sohu.com Limited (the “Ordinary Shares”) were distributed on a share-for-share
basis to the stockholders of Sohu.com Inc. On June 1, 2018 Sohu.com Limited’s ADSs began trading on the NASDAQ Global Select Market under the same “SOHU” symbol in place of the common stock of Sohu.com Inc. As a result, Sohu.com Limited replaced Sohu.com Inc. as the top-tier,
publicly-traded holding company of the Sohu Group (as defined below). Sohu.com Limited (or its predecessor Sohu.com Inc., as applicable), together with its subsidiaries and consolidated VIEs, are collectively referred to herein as the “Sohu Group,” the “Group” or the “Company.” As described elsewhere in this report, the Company does not own its consolidated VIEs, and the results of such VIEs’ operations only accrue to the Company through contractual arrangements between such VIEs, and such VIEs’ nominee shareholders, and certain of the Company’s subsidiaries. Accordingly, in appropriate contexts activities of the VIEs that the Company consolidates will be described separately from those of the Company’s direct and indirect owned subsidiaries and the use of the terms “Sohu Group,” “Group,” and “Company” may not include in those contexts the VIEs that the Company consolidates.
The Sohu Group is a leading Chinese online media, video, and game business group providing comprehensive online products and services on PCs and mobile devices in China. The Sohu Group consists of Sohu, which when referred to in this report, unless the context requires otherwise, consists of the businesses of Sohu.com Limited and corresponding subsidiaries and VIEs excluding the businesses and the corresponding subsidiaries and VIEs of Changyou.com Limited (“Changyou”), and Changyou. Changyou is an indirect wholly-owned subsidiary of the Company. Sohu is a leading Chinese language online media content and services provider; and Changyou is a leading online game developer and operator in China that engages primarily in the development, operation and licensing of online games for PCs and mobile devices. Most of the Sohu Group’s operations are conducted through the Group’s China-based subsidiaries and VIEs.
Changyou completed its IPO on NASDAQ in April 2009, trading under the symbol “CYOU.” On April 17, 2020, Sohu acquired all outstanding shares of Changyou that it did not already beneficially own pursuant to the merger (the “Changyou Merger”) of an indirect newly-formed wholly-owned subsidiary (“Changyou Merger Co.”) with and into Changyou, with Changyou being the company surviving the Changyou Merger, and resulting in Changyou being delisted from NASDAQ and continuing as a privately-held company that is an indirect wholly-owned subsidiary of Sohu.com Limited.
Because prior to the completion of Changyou Merger, Sohu.com Limited, or its predecessor Sohu.com Inc., was the controlling shareholder of Changyou, Sohu.com Limited consolidated Changyou in its consolidated financial statements, and recognized noncontrolling interests reflecting economic interests in Changyou held by Changyou’s former shareholders or beneficial owners other than Sohu.com Limited. As a result of the completion of Sohu’s acquisition of the noncontrolling interests in Changyou on April 17, 2020, Sohu.com Limited beneficially
holds
 and controls
100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou and consolidates Changyou in its consolidated financial statements with no noncontrolling interests being recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries.

Prior to the completion of the Tencent/Sohu Sogou Share Purchase (as defined below) on September 23, 2021, Sogou Inc. (“Sogou”) was an indirect controlled subsidiary of the Company. Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017 trading under the symbol “SOGO.” On September 23, 2021, Sohu completed the transactions contemplated by a Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, by and among the Company, the Company’s indirect wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and TitanSupernova Limited (“Tencent Merger Sub”), an indirect wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”) (as so amended, the “Tencent/Sohu Sogou Share Purchase Agreement”), in which Sohu Search sold all of the Class A ordinary shares of Sogou and Class B ordinary shares of Sogou owned by Sohu Search to Tencent Merger Sub at a purchase price of

$9.00
per share (the “Tencent/Sohu Sogou Share Purchase”). The Sohu Group received gross consideration of approximately

$1.18
 billion in cash from the Tencent/Sohu Sogou Share Purchase
.
Also on September 23, 2021, shortly after the completion of the Tencent/Sohu Sogou Share Purchase, Tencent Merger Sub was merged with and into Sogou (the “Sogou Merger”) pursuant to a definitive Agreement and Plan of Merger, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021 (as so amended, the “Sogou Merger Agreement”), by and among Sogou, Tencent Merger Sub, and two other wholly-owned subsidiaries of Tencent. As a result of the completion of the Tencent/Sohu Sogou Share Purchase and the Sogou Merger, Sohu no longer has any beneficial ownership interest in Sogou.
As Sohu.com Limited, or its predecessor Sohu.com Inc., was the controlling shareholder of Sogou before the effectiveness of the Tencent/Sohu Sogou Share Purchase, Sohu.com Limited consolidated Sogou in its consolidated financial statements as discontinued operations, and recognized noncontrolling interests reflecting economic interests in Sogou held by shareholders or beneficial owners other than Sohu.com Limited (the “Sogou noncontrolling shareholders”).
Through the operation of Sohu and Changyou, the Sohu Group generates brand advertising revenues, online game revenues, and other revenues. Brand advertising and online games are the Sohu Group’s core businesses. Prior to the completion of the Tencent/Sohu Sogou Share Purchase, the Sohu Group also generated search and search-related advertising revenues through the discontinued operations of Sogou.
The principal subsidiaries and VIEs through which the Group conducted its business operations as of December 31, 2021 are described below:

Name of Entity	Date of Incorporation/Acquisition	Place of Incorporation/ Acquisition	Effective Interest held through equity ownership/contractual arrangements

Subsidiaries:
For Sohu:

Sohu.com (Hong Kong) Limited	Incorporated on April 19, 2000	Hong Kong	100%
Beijing Sohu New Era Information Technology Co., Ltd. (“Sohu Era”)	Incorporated on July 25, 2003	People’s Republic of China	100%
Sohu.com (Search) Limited (“Sohu Search”)	Incorporated on October 28, 2005	Cayman Islands	100%
Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”)	Incorporated on June 19, 2006	People’s Republic of China	100%
Sohu.com (Game) Limited (“Sohu Game”)	Incorporated on February 11, 2008	Cayman Islands	100%
Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”)	Incorporated on May 31, 2010	People’s Republic of China	100%
Fox Video Limited (“Sohu Video”)	Incorporated on July 26, 2011	Cayman Islands	100%
Fox Information Technology (Tianjin) Limited (“Video Tianjin”)	Incorporated on November 17, 2011	People’s Republic of China	100%
Sohu Focus Limited	Incorporated on July 11, 2013	Cayman Islands	100%
Sohu Focus (HK) Limited (“Focus HK”)	Incorporated on July 26, 2013	Hong Kong	100%
For Changyou:
Changyou.com Limited (“Changyou”)	Incorporated on August 6, 2007	Cayman Islands	100%
Changyou.com (HK) Limited (“Changyou HK”)	Incorporated on August 13, 2007	Hong Kong	100%
Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”)	Incorporated on September 26, 2007	People’s Republic of China	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Incorporated on October 29, 2009	People’s Republic of China	100%
Changyou.com Korea LLC	Incorporated on January 7, 2010	Korea	100%
Beijing Changyou Chuangxiang Software Technology Co., Ltd. (“Changyou Chuangxiang”)	Incorporated on November 8, 2016	People’s Republic of China	100%

F-1
2

VIEs:
For Sohu:
Beijing Century High-Tech Investment Co., Ltd. (“High Century”)	Incorporated on December 28, 2001	People’s Republic of China	100%
Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”)	Incorporated on February 7, 2002	People’s Republic of China	100%
Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”)	Incorporated on July 31, 2003	People’s Republic of China	100%
Beijing Sohu Donglin Advertising Co., Ltd. (“Donglin”)	Incorporated on May 17, 2010	People’s Republic of China	100%
Tianjin Jinhu Culture Development Co., Ltd (“Tianjin Jinhu”)	Incorporated on November 24, 2011	People’s Republic of China	100%
Beijing Focus Interactive Information Service Co., Ltd. (“Focus Interactive”)	Incorporated on July 15, 2014	People’s Republic of China	100%
Guangzhou Qianjun Network Technology Co., Ltd. (“Guangzhou Qianjun”)	Acquired on November 25, 2014	People’s Republic of China	100%
For Changyou:
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Incorporated on August 23, 2007	People’s Republic of China	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Acquired on May 28, 2010	People’s Republic of China	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Incorporated on August 5, 2010	People’s Republic of China	100%

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

•
Sohu Media Portal.
Sohu Media Portal is a leading online news, information and
content
services provider in China. It provides users with access to comprehensive content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs;

•	Sohu Video. Sohu Video is an online video content and services provider in China through the mobile phone application Sohu Video APP, tv.sohu.com and the PC video application ifox for PCs; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in China.
Revenues generated by the brand advertising business are classified as brand advertising revenues in the Sohu Group’s consolidated statements of comprehensive income.
Other Sohu Business
Sohu also engages in the other business, which consists primarily of paid subscription services, interactiv
e
 broadcasting services, and revenue sharing from other platforms. Revenues generated by Sohu from the other business are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.
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
pre-film
advertising slots.
Online Game Business
Changyou’s online game business offers PC games and mobile games to game players. All of Changyou’s games are operated under the item-based revenue model, meaning that game players can play the games for free, but may choose to pay for virtual items, which are non-physical
items that game players can purchase and use within a game, such as characters, weapons, gems, pets, skills, fashion items and other in-game
consumables, features and functionalities. Revenues derived from the operation of online games are classified as online game revenues in the Sohu Group’s consolidated statements of comprehensive income.

PC Games
PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end
game access software be installed on the computers used. Changyou’s dominant game is Tian Long Ba Bu (“TLBB

PC
”), a PC based
client-end
game. For the year ended December 31, 2021, revenues from
TLBB PC
 were $421.7 million, accounting for approximately

66% of Changyou’s online game revenues, approximately 65% of Changyou’s total revenues
,
and approximately 50% of the Sohu Group’s total revenues.
Mobile Games
Mobile games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a mobile game, Legacy TLBB (“Legacy TLBB Mobile”), which is operated by Tencent under license from Changyou. For the year ended December 31, 2021, revenues from Legacy TLBB Mobile were $79.5 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 12% of Changyou’s total revenues, and approximately 10% of the Sohu Group’s total revenues.
Platform Channel Business
Changyou’s platform channel business consists primarily of the operation of the 17173.com Website. Prior to RaidCall’s ceasing operations in March 2019, Changyou’s platform channel business also included RaidCall.
17173.com Website
The 17173.com Website provides news, electronic forums, online videos, and other online game information services to game players, as well as distribution services. Changyou generates online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website and online game revenues from mobile game distribution services.
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
Changyou’s Share Structure
As a result of the completion of the Changyou Merger on April 17, 2020, the Company beneficially held and controlled, and continues to beneficially hold and control,
 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou. Sohu consolidates Changyou in its consolidated financial statements and, prior to the completion of the Changyou Merger on April 17, 2020, also provided for noncontrolling interests reflecting ordinary shares in Changyou held by shareholders other than the Company (“Changyou noncontrolling shareholders”).
Sogou’s Business (Discontinued)
Between the Company’s entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria for discontinued operations. Accordingly, the results of Sogou’s operations were excluded from Sohu’s results from continuing operations and revenues that were generated by Sogou are reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income. The Company ceased consolidating Sogou in the Company’s consolidated financial statements after September 23, 2021. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison.
Search and Search-related Business
Prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, the Group’s search and search-related business consisted primarily of search and search-related advertising services offered by Sogou. Search and search-related advertising services enabled advertisers’ promotional links to be displayed on Sogou’s search results pages and other Internet properties and third parties’ Internet properties where the links were relevant to the subject and content of searches and such properties. Sogou’s advertising services expanded distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ Internet properties, including Web content, software, and mobile applications.

Other Sogou Business
Sogou also offered IVAS, primarily with respect to the operation of Web games and mobile games developed by third parties, and offered other products and services.
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
Basis of Consolidation and Recognition of Noncontrolling Interest
The Sohu Group’s consolidated financial statements include the accounts of the Company and its subsidiaries and consolidated VIEs. All intra-Group transactions are eliminated except for revenues and expenses arising from intra-group transactions that are considered to continue after the disposal of the discontinued operations. In the consolidated statements of comprehensive income, results from discontinued operations are reported separately from income and expenses from continuing operations and prior periods are presented on a comparative basis.
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
VIE Consolidation
The VIEs through which the Sohu Group conducts a substantial portion of its business operations are wholly or partially owned by certain employees of the Sohu Group as nominee shareholders. For the VIEs that the Sohu Group consolidates, management made evaluations of the relationships between the Sohu Group and the VIEs and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Sohu Group controls the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that for accounting purposes the Sohu Group is the primary beneficiary of the VIEs that it consolidates.
Noncontrolling Interest Recognition
Noncontrolling interests are recognized to reflect the portion of the equity of subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholders. Prior to the completion of the Changyou Merger on April 17, 2020, the noncontrolling interests in the Sohu Group’s consolidated financial statements primarily consisted of noncontrolling interests for Changyou and Sogou and, following the completion of the Changyou Merger and prior to the completion of the Tencent/Sohu Sogou Share Purchase, consisted of noncontrolling interests for Sogou.

Noncontrolling Interest for Changyou
Prior to the completion of the Changyou Merger on April 17, 2020, the Company consolidated Changyou in its consolidated financial statements, and also recognized noncontrolling interest reflecting the economic interest in Changyou held by Changyou noncontrolling shareholders. Changyou’s net income/(loss) attributable to the Changyou noncontrolling shareholders is recorded as noncontrolling interest in the Sohu Group’s consolidated statements of comprehensive income, based on the noncontrolling shareholders’ share of the economic interest in Changyou. Changyou’s cumulative results of operations attributable to the Changyou noncontrolling shareholders, along with changes in shareholders’ equity, adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet settled and adjustment for changes in the Company’s ownership in Changyou, are recorded as noncontrolling interest in the Sohu Group’s consolidated balance sheets. As a result of the completion of Sohu’s acquisition of the noncontrolling interests in Changyou on April 17, 2020, the Company beneficially holds and control
s 100% of the combined total of Changyou’s outstanding ordinary shares and 100%
of the total voting power in Changyou. The Company consolidates Changyou in its consolidated financial statements, and no noncontrolling interests are recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
Noncontrolling Interest for Sogou
Prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, as Sogou’s controlling shareholder, the Company consolidated Sogou in its consolidated financial statements as discontinued operations, and recognized noncontrolling interest reflecting economic interests in Sogou held by Sogou noncontrolling shareholders. Sogou’s net income/(loss) attributable to the Sogou noncontrolling interest shareholders is recorded as net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders in the Company’s consolidated statements of comprehensive income. Sogou’s cumulative results of operations attributable to the Sogou noncontrolling shareholders, based on their share of the economic interest in Sogou, along with changes in shareholders’ equity and adjustment for share-based compensation expense in relation to share-based awards that were unvested and vested but not yet settled and adjustment for changes in the Company’s ownership in Sogou, were recorded as noncontrolling interest in the Sohu Group’s consolidated balance sheets.
Segment Reporting
The Sohu Group’s segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer.
Revenue Recognition
Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players, the estimation of the fair value of an advertising-for-advertising
barter transaction, allocation of upfront license fees for
licensed-out
games between license and post-sale services, and volume-based sales rebates. The Group does not believe that significant management judgments are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments or utilized different estimates.
The following table presents the Group’s revenues disaggregated by products and services:

	Year Ended December 31, 2019 (in thousands)
	Sohu	Changyou	Total
Brand advertising:
Sohu Media Portal	$94,692	0	94,692
Sohu Video	34,529	0	34,529
Focus	32,120	0	32,120
17173.com Website	0	13,715	13,715
Online games:
PC games	0	267,752	267,752
Mobile games	0	172,718	172,718
Other games	0	432	432
Others	57,082	763	57,845

Total	$218,423	455,380	673,803

	Year Ended December 31, 2020 (in thousands)
	Sohu	Changyou	Total
Brand advertising:
Sohu Media Portal	$86,293	0	86,293
Sohu Video	25,312	0	25,312
Focus	23,281	0	23,281
17173.com Website	0	11,640	11,640
Online games:
PC games	0	353,737	353,737
Mobile games	0	182,947	182,947
Others	66,658	22	66,680

Total	$201,544	548,346	749,890

	Year Ended December 31, 2021 (in thousands)
	Sohu	Changyou	Total
Brand advertising:
Sohu Media Portal	$75,408	0	75,408
Sohu Video	26,803	0	26,803
Focus	22,013	0	22,013
17173.com Website	0	10,743	10,743
Online games:
PC games	0	469,332	469,332
Mobile games	0	168,893	168,893
Others	62,382	2	62,384

Total	$186,606	648,970	835,576

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

Pricing Model
Through mobile devices and PCs, the Group provides advertisement placements to its advertisers on different Internet platforms and in different formats. Currently the Group has three main types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model and the Cost Per Click (“CPC”) model.
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

F-
18

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
Other Revenues
Sohu
Other revenues attributable to Sohu consist primarily of revenues from paid subscription services, interactive broadcasting services, and revenue sharing from other platforms.
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
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for credit losses is estimated based upon the Group’s assessment of various factors, including past collection experience and consideration of current and future economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2021 were not material. The allowance for credit losses was
$12.4 million and $7.0 million, respectively, as of December 31, 2021 and December 31, 2020.
Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the brand advertising business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $46.4 million for the year ended December 31, 2021.
There was no significant change in the contract assets and contract liability balances during 2021.
Revenue recognized in 2021 from performance obligations related to prior years was not material.

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
Cost of Revenues
Cost of Brand Advertising Revenues
Cost of brand advertising revenues mainly consists of salary and benefits expenses, content and license costs, and expenses incurred for related events. For self-developed video content, production costs incurred in excess of the amount of revenue contracted for are expensed as incurred.
Cost of Online Game Revenues
Cost of online game revenues mainly consists of revenue-sharing payments, bandwidth service costs, salary and benefits expenses, content and license costs, tax surcharges, depreciation and amortization expenses, and other direct costs.
Cost of Other Revenues
Cost of other revenues mainly consists of revenue-sharing payments related to interactive broadcasting services, revenue-sharing payments related to paid subscription services, and content and license costs related to paid subscription services.
Product Development Expenses
Product development expenses mainly consist of salary and benefits expenses, content and license costs, professional fees, depreciation and amortization expenses, facilities expenses, travel and entertainment expenses, and share-based compensation expense. These expenses are incurred for the enhancement and maintenance of the Sohu Group’s Internet platforms as well as for its products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.
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
General and Administrative Expenses
General and administrative expenses mainly consist of salary and benefits expenses, bad debts, professional fees, share-based compensation expense, travel and entertainment expenses, and facilities expenses.

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
After the completion of the Changyou Merger, the board of directors of the
C
ompany
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
No subsequent fair value
re-measurement
will be made given the awards are obligations based on a fixed amount of $5.39 per Changyou Class A ordinary share.
Sohu (excluding Sohu Video) and Changyou Share-based Awards
Sohu (excluding Sohu Video) Share-based Awards
In determining the fair value of share options granted by Sohu (excluding Sohu Video) as share-based awards, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied. In determining the fair value of restricted share units granted, the public market price of the underlying shares on the grant dates was applied.
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

After the Changyou Plans’ Modification, a portion of the share options previously granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger were settled by Changyou at a fixed price of $
5.39
 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $
5.40
per Changyou Class A ordinary share minus the
per-share
exercise price of $
0.01
of such options. None of the remaining share options granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger or that become vested in the future, and none of the share options granted under the Changyou 2019 Share Incentive Plan, will be exercisable, but can only be repurchased by Changyou at a fixed price of $
5.39
per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on the fixed price of $
5.39
per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $
5.39
per Changyou Class A ordinary share.
As of December 31, 2021, 5,443,000 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. Cumulative share-based compensation expense of $23.5 million was accrued based on the fixed price of $5.39 per Changyou Class A ordinary share.
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
Sohu Video Share-based Awards
On January 4, 2012, Sohu Video, the holding entity of Sohu’s video division, adopted a 2011 Share Incentive Plan (the “Sohu Video Share Incentive
Plan”),
which provided for the issuance of up to
 25,000,000
ordinary shares of Sohu Video (representing approximately
 10%
of the outstanding Sohu Video shares on a fully-diluted basis) to management and key employees of the video division and to Sohu management. The maximum term of any share
-
based
award granted under the Sohu Video Share Incentive Plan is 10 years from the grant date. The Sohu Video Share Incentive Plan expired on
January 4, 2022, and is no longer available for granting new share-based awards.
As of December 31, 2021, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made and were subject to vesting in four equal installments, with each installment vesting upon a service period requirement being met, as well as Sohu Video’s achievement of performance targets for the corresponding period.
As of December 31, 2021, options for the purchase o
f
 4,972,800
Sohu Video ordinary shares were vested.
For purposes of ASC
718-10-25,
as of December 31, 2021, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. In accordance with ASC
718-10-55,
the Group’s management determined that the service inception date with respect to vested option awards for the purchase of 4,972,800 shares had preceded the grant date. Therefore, the Group recognized compensation expense for those vested Sohu Video share-based awards and re-measured
the compensation expense on each subsequent reporting date based on the then-current fair values of these vested awards, which the Group will continue to do until the grant date is established.
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

The Group’s deferred tax assets are related to net operating losses and temporary book versus tax basis differences for its China-based Subsidiaries and VIEs, which are subject to corporate income tax in the PRC under the PRC Corporate Income Tax Law (the “CIT Law”).
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
PRC Value Added Tax
On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and all of the Sohu Group’s revenues have been subject to VAT since that date. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (
at
a rate of 6%) and the available input VAT amount (at the rate applicable to the supplier).
Taxation on distributions from VIEs to the Subsidiaries
Pursuant to the contractual agreements with the VIEs and their respective shareholders, the Sohu Group’s PRC subsidiaries charge the VIEs service fees. For income tax purposes, the Sohu Group’s PRC subsidiaries and the VIEs file income tax returns on a separate basis. The service fees paid by the VIEs are deductible by the VIEs for PRC income tax purposes and are recognized as income by the Sohu Group’s PRC subsidiaries. The effect on the Sohu Group is tax neutral when the VIEs and the PRC subsidiaries have the same income tax rate.
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
Certain activities conducted in the PRC resulted in U.S. corporate income taxes being imposed on Sohu.com Inc. when its subsidiaries that were controlled foreign corporations (“CFCs”) generated income that was subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”). Generally, passive income, such as rents, royalties, interest, dividends, and gains from disposal of the company’s investments, was among the types of income that were subject to taxation under Subpart F. Any income taxable under Subpart F was taxable in the U.S. at the applicable federal corporate income tax rate. Subpart F income also included certain income from intra-Group transactions between Sohu.com Inc.’s
non-U.S.
subsidiaries and VIEs and Changyou’s
non-U.S.
subsidiaries and VIEs or Sogou’s
non-U.S.
subsidiaries and VIEs, or where Sohu.com Inc.’s
non-U.S.
subsidiaries or VIEs made an “investment in U.S. property,” such as holding stock in, or making a loan to, a U.S. corporation. Under a provision of the U.S. tax code commonly referred to as the CFC look-through rule, Sohu.com Inc. did not have to treat dividends received by its CFC subsidiaries as Subpart F income includible in Sohu.com Inc.’s taxable income in the U.S.

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
For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2021. In addition, the Sohu Group accrued $6 million and $5 million, respectively, in interest on the unrecognized tax benefit for the years of 2020 and 2021.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2021, such as any IRS assessments upon audit and management’s further judgment and estimates.
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
After the Changyou Plans’ Modification, all of Changyou’s previously granted share-based awards were reclassified as obligation-based awards. Accordingly, all of those Changyou awards are excluded from the calculation of Sohu’s diluted net income/(loss) per share. Changyou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basis net income/(loss) per share. There have been no dilutive effects resulting from Changyou’s existing unvested share options.
Sogou’s net income/(loss) attributable to Sohu (Discontinued)
Prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou’s net income/(loss) attributable to Sohu was determined using the percentage that the weighted average number of Sogou shares held by Sohu represented of the weighted average number of Sogou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Sogou, which is used for the calculation of basic net income per share. Sogou’s net income/(loss) attributable to Sohu is reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income.
In the calculation of Sohu’s diluted net income/(loss) per share, assuming a dilutive effect, the percentage of Sohu’s shareholding in Sogou was calculated by treating unvested Sogou share options where the performance targets had been achieved, as well as vested but unexercised Sogou share options, as having been exercised during the period. The dilutive effect of share-based awards with a performance requirement was not considered before the performance targets were actually met. Assuming an anti-dilutive effect, all of these Sogou shares and share options are excluded from the calculation of Sohu’s diluted income/(loss) per share. As a result, Sogou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, Sohu no longer has any ownership interest in Sogou and Sogou is not included in Sohu’s consolidated financial statements.
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
The Sohu Group’s financial instruments consist primarily of cash equivalents, restricted cash, short-term investments, accounts receivable, other current assets, long-term investments, long-term time deposits, restricted time deposits, accounts payable, accrued liabilities, short-term bank loans, other short-term liabilities, long-term bank loans, and long-term other payables.

Cash Equivalents
The Sohu Group’s cash equivalents mainly consist of time deposits with original maturities of three months or less, and highly liquid investments that are readily convertible to known amounts of cash.
Restricted Cash and Restricted Time Deposits
Restricted cash and restricted time deposits are valued based on the prevailing interest rates in the market using the discounted cash flow method. See Note 10 - Fair Value Measurements.
Short-term Investments
The Sohu Group’s short-term investments mainly consist of investments in financial instruments with a variable interest rate and time deposits with maturities of three months to one year. For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets and time deposits, the Sohu Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.
Accounts Receivable, Net
The carrying value of accounts receivable is reduced by an allowance for credit losses that reflects the Sohu Group’s best estimate of the amounts that will not be collected. The Group makes estimations of the collectability of accounts receivable. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing a customer credit analysis, and analyzing historical bad debt records and current and future economic trends.
Accounts receivable represent historical balances recorded less related cash applications, less allowance for credit losses and any write-offs of any receivables not previously provided for.
Allowance for credit losses
Effective on January 1, 2020, the Sohu Group adopted Accounting Standards Update (ASU)
2016-13,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU
2016-13”)
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
The Sohu Group adopted ASU
2016-13
using the modified retrospective transition approach and recognized a cumulative-effect adjustment of approximately $6.7 million to the opening balance of accumulated deficit in the consolidated financial statements, including an increase of approximately $3.4 million in the allowance for credit losses of accounts receivable, and an increase of approximately $3.3 million in the allowance for credit losses of accounts receivable and financing receivables classified as assets held for sale. Results for reporting periods beginning after January 1, 2020 are presented using the CECL methodology while comparative information continues to be reported in accordance with the incurred loss methodology in effect for prior periods.
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
Accounts receivable, net, as of December 31, 2020 and 2021 consisted of the following (in thousands):

	As of December 31,
	2020	2021
Accounts receivable, net
Accounts receivable	$94,528	$94,908
Less: Allowance for credit losses	(7,007)	(12,358)

	$87,521	$82,550
The following table presents the aging analysis of accounts receivable as of December 31, 2020 and 2021
(in thousands):

	As of December 31,
	2020	2021

Less than 179 days	$78,805	$79,155
180-359 days	7,569	7,437
360 days and greater	8,154	8,316

Total	94,528	94,908
The movement of allowance for credit losses for the years ended December 31, 2019, 2020 and 2021 was as follows (in thousands):

	For the year ended December 31,
	2019	2020	2021
Balance at the beginning of year	$7,574	$3,956	$7,007
Changes on initial application of ASU 2016-13 (1)	0	3,383	0
Additional allowance for credit losses, net of recoveries	4,724	2,419	6,292
Write-offs	(8,237)	(3,231)	(1,155)
Exchange difference	(105)	480	214

Balance at the end of year	3,956	7,007	12,358
Note (1): The Company adopted ASU
2016-13
using the modified retrospective transition approach. The adjustments arising from the new CECL model are recognized in the opening Consolidated Balance Sheet on January 1, 2020.
Equity Investments
Investments in entities are recorded as equity investments under long-term investments. For investments in common stock or in-substance
common stock of entities over which the Group can exercise significant influence but does not own a majority equity interest or control, the equity method is applied, and the Group adjusts the carrying amount of an investment and recognizes investment income or loss for the Group’s share of the earnings or loss of the investee after the date of investment. For those equity investments accounted for other than under the equity method, the fair value method is applied. However, for equity investments that do not have readily determinable fair values, the Group chooses to account for them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

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
Long-term Time Deposits
The Sohu Group elected the fair value method at the date of initial recognition of time deposits with maturities over one year and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.
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

Fixed Assets	Estimated Useful Lives (years)
Office buildings	36-47
Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets
Vehicles	4
Office furniture	5
Computer equipment and hardware	4-5
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
Right-of-use
assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. Certain lease agreements may contain an option to renew a lease for a term agreed to by the Sohu Group and the lessor, or an option to terminate a lease earlier than the expiration date. The Sohu Group considers these options in determining the lease term on a lease-by-lease basis.
The Sohu Group only considers payments that are fixed and determinable at the time of lease commencement. The adoption of the new lease guidance resulted in recognition of $7.4 million of right-of-use
assets, $
6.7

m
illion of lease liabilities, $
17.9
 million of
right-of-use
assets on assets held
for
sale, and $
16.2
 million of lease liabilities on liabilities held for sale as of
January
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
In accordance with ASC 350, the Group does not amortize goodwill, but tests it for impairment. The Group tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group adopted ASU
No. 2017-04,
Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit. For the Sohu segment, management determined that a quantitative assessment was most appropriate. For the Changyou segment, management performed a qualitative assessment to determine whether it was more likely than not that the fair value of the reporting unit was less than its carrying amount.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Group estimates fair value using the income approach and the market approach. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary. The judgment in estimating the fair value of reporting units includes revenue growth rates and profitability in estimating future cash flows; determining appropriate discount rates and earnings multipliers based on market data of comparable companies engaged in a similar business under the market approach; and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
Treasury Stock
Treasury stock consists of the Company’s ordinary shares, including ordinary shares represented by ADSs, repurchased by the Company or that it is obligated to repurchase as of the reporting date. Ordinary shares included in treasury stock are no longer deemed to be outstanding. Treasury stock is accounted for under the cost method.
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
Other accounting standards that the Sohu Group adopted beginning January 1, 2021 did not have a significant impact on the Sohu Group’s consolidated financial statements.
3
. DISCONTINUED OPERATIONS
Discontinued Operation of Sogou
Between Sohu’s entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria for discontinued operations. Accordingly, the results of operations for Sogou’s business prior to the completion of the Tencent/Sohu Sogou Share Purchase are excluded from Sohu’s results from continuing operations in the Sogou Group’s consolidated statements of comprehensive income and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Additionally, as of December 31, 2020, the related assets and liabilities associated with the discontinued operations with respect to Sogou were classified as assets held for sale and liabilities held for sale associated with discontinued operations in the consolidated balance sheets to provide comparable financial information. Long-lived assets have not been depreciated or amortized after they were classified as held for sale. As a result, for the year ended December 31, 2020 and the period ended September 23, 2021, depreciation and amortization expenses of $17.0 million and $46.7 million were not recognized for long-lived assets accordingly. On September 23, 2021, the Tencent/Sohu Sogou Share Purchase and the Sogou Merger were completed, and Sohu recognized gain of approximately

$855
million, net of transaction and other costs, which is included in income from discontinued operations. After September 23, 2021, Sohu no longer had any ownership interest in Sogou.
The following tables set forth the assets, liabilities, results of operations and cash flows of discontinued operations with respect to Sogou, that were included in the Sohu Group’s consolidated financial statements
(in thousands):

As of December 31, 2020
ASSETS

Cash and cash equivalents	$287,185
Restricted cash	23,018
Short-term investments	774,618
Account and financing receivables, net	73,656
Prepaid and other current assets	28,946
Long-term investments, net	74,004
Fixed assets, net	89,089
Goodwill	6,527
Intangible assets, net	1,446
Other assets	53,679

Total assets associated with discontinued operations	$1,412,168

LIABILITIES
Accounts payable	$122,695
Accrued liabilities	68,582
Receipts in advance	64,414
Accrued salary and benefits	25,350
Taxes payable	64,082
Other short-term liabilities	61,154
Long-term liabilities	10,721

Total liabilities associated with discontinued operations	$416,998

	Year Ended December 31,
	2019	2020	2021 (1)

Revenues	$1,172,252	$924,664	$407,607
Cost of revenues	738,454	722,614	274,408
Gross profit	433,798	202,050	133,199
Operating expenses:
Research and development (2)	190,402	193,376	141,506
Sales and marketing (2)	138,291	102,523	53,481
General and administrative (2)	40,670	29,271	11,854
Total operating expenses	369,363	325,170	206,841
Operating profit/(loss)	64,435	(123,120)	(73,642)
Interest income	4,443	2,807	2,377
Interest expense	0	0	(761)
Foreign currency exchange gain/(loss)	1,849	(7,767)	(848)
Other income, net	21,127	38,633	81,655
Income/(loss) from discontinued operations before income tax expense	91,854	(89,447)	8,781
Income tax expense/(benefit)	2,748	2,346	(1,112)
Results of operations from discontinued operations, net of tax	89,106	(91,793)	9,893
Gain on disposal of discontinued operations	0	0	855,009

Net income/(loss) from discontinued operations, net of tax	89,106	(91,793)	864,902

Effective Tax Rate

	Year Ended December 31,
	2019	2020	2021 (1)(3)
Statutory Rate:	25%	25%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs	(2%)	(18%)	127%
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	3%	(3%)	(90%)
Changes in valuation allowance for deferred tax assets	7%	(43%)	349%
Research and development super-deduction and other permanent book-tax differences	(25%)	35%	(249%)
Capital gains from equity investments	(5%)	1%	(175%)

	3%	(3%)	(13%)

	Year Ended December 31,
	2019	2020	2021 (1)
Net cash provided by/(used in) discontinued operating activities	$219,516	$(68,187)	$(175,888)
Net cash provided by/(used in) discontinued investing activities	(217,598)	235,374	1,054,148
Net cash used in discontinued financing activities	(33,415)	(8,209)	(9,132)

Note	(1): Includes the financial results of the discontinued operations from January 1, 2021 to September 23, 2021.
Note (2): Expenses generated from marketing services between the Sohu Group and Sogou Group, and leasing expenses generated from a building that Sohu leases to Sogou are not eliminated because those expenses are considered to continue after the disposal of the discontinued operations.
Note (3): The changes in the effective tax rate for the period ended September 23, 2021 resulted from the lower income from discontinued operations before income tax expense.
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
In
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
12
,
2019
. Accordingly, the results of operations for Changyou’s cinema advertising business have been excluded from Changyou’s results from continuing operations in the consolidated statements of comprehensive income and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Changyou recognized nil
disposal gain/loss for the years ended December
31
,
2019
and
2020
. However, Changyou may recognize disposal gain/loss in the future, depending on developments in the bankruptcy proceedings in the Chinese court
.

See Note 8 - Balance Sheet Components.
The following tables set forth the results of operations and cash flows of discontinued operations with respect to Changyou’s cinema advertising business, that were included in the Group’s consolidated financial statements (in thousands):

Year Ended December 31,
2019 (1)

Revenues	$37,323
Cost of revenues	43,857
Gross loss	(6,534)
Operating expenses:
Sales and marketing	8,807
General and administrative	18,583
Total operating expenses	27,390
Operating loss	(33,924)
Interest income	7
Other income/(expense), net	61
Loss from discontinued operations before income tax expense	(33,856)
Income tax expense	142

Net loss from discontinued operations, net of tax	(33,998)

Year Ended December 31,
2019 (1)

Net cash provided by discontinued operating activities	$9,341
Net cash used in discontinued investing activities	(10,808)
Net cash provided by discontinued financing activities	0
Note (1): Includes the financial results of the discontinued operations from January 1, 2019 to August 12, 2019.
4. SEGMENT INFORMATION
The Sohu Group’s segments are business units that offer different services and are reviewed separately by the CODM in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer. There are two segments in the Sohu Group, consisting of Sohu and Changyou. Before Sohu’s entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020, there were three segments in the Sohu Group, consisting of Sohu, Changyou, and Sogou. Between September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria to be classified as discontinued operations. Accordingly, Sogou’s historical financial results are reflected in Sohu’s consolidated financial statements as discontinued operations. The Sohu Group segments consisted of Sohu and Changyou thereafter. As most of the Sohu Group’s long-lived assets are located in, and substantially all of the revenues of the Sohu Group’s reportable segments are derived from China, where the Sohu Group’s services and products are provided to customers, no geographical information is presented.

The following tables present summary information by segment (in thousands):

	Year Ended December 31, 2019
	Sohu	Changyou	Eliminations	Consolidated

Revenues	$218,442	$455,380	$(19)	$673,803
Segment cost of revenues (1)	(148,258)	(95,268)	21	(243,505)

Segment gross profit	70,184	360,112	2	430,298
SBC in cost of revenues (2)	(23)	(120)	1	(142)

Gross profit	70,161	359,992	3	430,156

Operating expenses:
Product development (1)	(113,761)	(119,726)	0	(233,487)
Sales and marketing (1)	(155,226)	(49,768)	2	(204,992)
General and administrative (1)	(31,330)	(22,074)	(17)	(53,421)
Goodwill impairment and impairment of intangible assets acquired as part of business acquisitions	(7,245)	0	0	(7,245)
SBC in operating expenses (2)	(1,023)	(1,185)	0	(2,208)

Total operating expenses	(308,585)	(192,753)	(15)	(501,353)

Operating profit/(loss)	(238,424)	167,239	(12)	(71,197)

Other income				7,963
Interest income				6,103
Interest expense				(14,370)
Exchange difference				1,430

Loss before income tax expense				(70,071)
Income tax benefit				(28,428)

Net loss from continuing operations				(98,499)
Net income from discontinued operations				55,108

Net loss				$(43,391)

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $50.7 million and $16.4 million, respectively, for the year ended December 31, 2019.
Note (2): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2020
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$201,544	$548,346	$0	$749,890
Segment cost of revenues (1)	(122,362)	(94,362)	7	(216,717)

Segment gross profit	79,182	453,984	7	533,173
SBC in cost of revenues (2)	(177)	(543)	0	(720)

Gross profit	79,005	453,441	7	532,453

Operating expenses:
Product development (1)	(97,681)	(136,934)	0	(234,615)
Sales and marketing (1)	(106,057)	(53,272)	0	(159,329)
General and administrative (1)	(25,861)	(25,517)	0	(51,378)
SBC in operating expenses (2)	(1,759)	(12,001)	0	(13,760)

Total operating expenses	(231,358)	(227,724)	0	(459,082)

Operating profit/(loss)	(152,353)	225,717	7	73,371

Other income				25,993
Interest income				7,369
Interest expense				(6,234)
Exchange difference				(3,800)

Loss before income tax expense				96,699
Income tax expense				(133,226)

Net loss from continuing operations				(36,527)
Net income from discontinued operations				(91,793)

Net loss				$(128,320)

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $26.4 million and $13.5 million, respectively, for the year ended December 31, 2020.
Note (2): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2021
	Sohu	Changyou	Eliminations	Consolidated

Revenues	$186,606	$648,970	$0	$835,576
Segment cost of revenues (1)	(113,881)	(90,517)	4	(204,394)

Segment gross profit	72,725	558,453	4	631,182
SBC in cost of revenues (2)	(1)	(276)	0	(277)

Gross profit	72,724	558,177	4	630,905

Operating expenses:
Product development (1)	(113,186)	(151,773)	0	(264,959)
Sales and marketing (1)	(126,126)	(56,396)	0	(182,522)
General and administrative (1)	(36,949)	(40,702)	0	(77,651)
SBC in operating expenses (2)	(804)	(7,497)	0	(8,301)

Total operating expenses	(277,065)	(256,368)	0	(533,433)

Operating profit/(loss)	(204,341)	301,809	4	97,472

Other income				29,416
Interest income				15,641
Interest expense				(7,500)
Exchange difference				(3,462)

Income before income tax expense				131,567
Income tax expense				(62,296)

Net loss from continuing operations				69,271
Net loss from discontinued operations				864,902

Net loss				$934,173

Note (1): Total
depreciation and amortization expenses of Sohu and Changyou were $23.4 million and $12.6 million, respectively, for the year ended December 31, 2021.
Note (2): “SBC” stands for share-based compensation expense.

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

	As of December 31, 202 1
	Sohu	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$929,851	$69,098	$0	$998,949
Accounts receivable, net	48,108	34,442	0	82,550
Fixed assets, net	170,213	159,784	0	329,997
Total assets (1)	$2,294,537	$2,610,964	$(2,659,716)	$2,245,785
Note (1): The elimination for segment assets mainly consists of elimination of intra-Group loans between Sohu and Changyou, and elimination of long-term investments in subsidiaries and consolidated VIEs.

F-
35

5. SHARE-BASED COMPENSATION EXPENSE
Sohu (excluding Sohu Video), Changyou, and Sohu Video have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.
Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2019, 2020 and 2021 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2019	2020	2021
Cost of revenues	$142	$720	$277
Product development expenses	1,364	7,325	3,904
Sales and marketing expenses	(326)	460	166
General and administrative expenses	1,170	5,975	4,231

	$2,350	$14,480	$8,578

Share-based compensation expense was recognized for share awards of Sohu (excluding Sohu Video), Changyou and Sohu Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2019	2020	2021
For Sohu (excluding Sohu Video) share-based awards	$1,940	$2,633	$1,849
For Changyou share-based awards	1,305	12,545	7,773
For Sohu Video share-based awards	(895)	(698)	(1,044)

	$2,350	$14,480	$8,578

The negative amounts in the tables above resulted from
re-measured
compensation expense based on the then-current fair value of the awards on the reporting date.
There was no capitalized share-based compensation expense for the years ended December 31, 2021, 2020 and 2019.
6. ADVERTISING AND PROMOTIONAL EXPENSES, INCLUDED IN SALES AND MARKETING EXPENSES
Advertising and promotional expenses are included in sales and marketing expenses, and generally represent the expenses of promotions to create or stimulate a positive image of the Sohu Group or a desire to subscribe for the Group’s products and services. Advertising expenses are expensed as incurred. For the years ended December 31, 2021, 2020 and 2019, advertising and promotional expenses recognized in the consolidated statements of comprehensive income were $98.5 million, $84.7 million and $124.6 million, respectively.
7. OTHER INCOME, NET
The following table summarizes the Sohu Group’s other income/(expense) (in thousands):

	Year Ended December 31,
	2019	2020	2021

Rental income from Sogou (1)	8,029	9,793	10,427
Investment income	3,004	3	6,352
Income from investments in financial instruments (2)	11,113	4,303	5,260
Individual tax refund and additional deduction of PRC value-added tax	907	6,169	4,827
Write-down of unpaid long-term accounts payable	0	47	1,276
Gover nment grant	5,763	5,928	418
Impairment loss on equity investments (3)	(23,154)	(384)	(215)
Donations	(283)	(1,460)	(1,565)
Others	2,584	1,594	2,636
	$7,963	$25,993	$29,416

Note (1): Sogou leases from Sohu, on an arms-length basis, office space at Sohu.com Internet Plaza under a lease that expires on December 31, 2022 and may be renewed subject to terms to be agreed to by Sohu and Sogou.

The cash receipts from this lease within operating activities for 2021, 2020 and 2019 were $12.3 million, $12.1 million and $8.4 million, respectively.
F-
36

Note (2): The increase for 2021 compared to 2020 and the decrease for 2020 compared to 2019 were mainly due to income earned from investments in financial instruments.
Note (
3
): In the fourth quarter of 2019, the Sohu Group recognized impairment losses of $23.2 million for equity investments.

8. BALANCE SHEET COMPONENTS (IN THOUSANDS)

	As of December 31,
	2020	2021
Accounts receivable, net
Accounts receivable	$94,528	94,908
Allowance for credit losses	(7,007)	(12,358)

	$87,521	82,550

The following table presents the movement of allowances for credit losses for the years of 2019, 2020 and 2021:

	Balance at the beginning of year	Changes on initial application of ASU 2016-13	Additional allowance for credit losses, net of recoveries	Write-offs	Exchange difference	Balance at the end of year
2019	7,574	0	4,724	(8,237)	(105)	3,956
2020	3,956	3,383	2,419	(3,231)	480	7,007
2021	7,007	0	6,292	(1,155)	214	12,358

	As of December 31,
	2020	2021
Prepaid and other current assets
Matching loan due from a related party (See Note 9)	$34,123	$34,123
Prepaid taxes	25,043	28,719
Prepaid revenue-sharing cost	10,120	12,428
Prepaid content and license costs	11,029	8,694
Prepaid advertising and promotion fee	244	4,685
Interest receivable from bank deposits with original maturities of three months or less	3,875	3,059
Receivables from third party payment platforms	5,488	2,670
Prepaid professional fees	2,365	2,432
Prepaid rental deposit s	2,310	1,928
Emplo yee advances	587	569
Prepaid office rent and facilities expenses	696	338
Others	10,710	7,666

	$106,590	$107,311

Prepaid non-current assets
Prepaid PRC income tax for the sale of assets associated with 17173.com by Sohu to Changyou	$1,006	$0

	$1,006	$0

Other short-term liabilities
Matching loans due to a related party (See Note 9)	34,123	34,123
Contingent liability related to Shanghai Jingmao liquidation (1)	23,900	23,900
Deposits related to Focus	21,936	10,387
Share-based awards in Changyou	13,292	20,693
Other payables related to Shanghai Jingmao liquidation (2)	0	9,380
Contract deposits from advertisers	3,036	2,679
Lease liabilities	1,107	1,999
Consideration payable for equity investment	751	769
Others	8,026	8,638

	$106,171	$112,568

Note (1): The contingent liability represents the aggregate of estimated potential payments to third parties in connection with the liquidation of Shanghai Jingmao. The stated amount of the contingent liability reflects Changyou’s best estimate as of December 31, 2020 and 2021 pursuant to ASC
450-20.
Changyou may revise this estimate in the future based on developments in PRC bankruptcy court proceedings regarding.

F-
3
7

Note (2): Shanghai Jingmao. In 2021, Changyou received $9.4 million from the bankruptcy proceedings, as a creditor of Shanghai Jingmao, during the process of the liquidation of Shanghai Jingmao. No disposal gain was recognized due to the uncertainty with the proceedings that were still ongoing.

Receipts in advance and deferred revenue
Receipts in advance relating to:
brand advertising business	$5,214	$4,297
online game business	7,869	9,310
other business	6,029	5,286

Total receipts in advance	19,112	18,893
Deferred revenue	32,943	38,148

	$52,055	$57,041

9. RELATED PARTY TRANSACTIONS
Under an agreement between Sohu and Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”) entered into in August 2014, Sohu invested $
4.8
 million and $
16.1
 million, respectively,
in
Fox Financial in August 2014 and April 2015. In February 2016, Sohu invested an additional $
10.5
 million in Fox
Financial.
Changyou’s Loan Arrangements with Fox Financial
Commencing in April 2015, certain subsidiaries of Changyou and certain subsidiaries of Fox Financial entered into a series of loan agreements pursuant to which the subsidiaries of Changyou were entitled to draw down HK dollar-denominated or U.S. dollar-denominated loans from the Fox Financial subsidiaries and the Fox Financial subsidiaries were entitled to draw down equivalent RMB-denominated loans from the Changyou subsidiaries, to facilitate each other’s business operations. All of the loans carry a fixed rate of interest which approximated the market interest rate at the inception of the loans.
In December 2018 and 2019, Changyou entered into supplemental agreements with Fox Financial pursuant to which all accrued and unpaid interest on the loans as of December 31, 2018 and December 31, 2019 was added to the principal of the corresponding loans. Due to the depreciation of the RMB against the U.S. dollar in 2018, the principal amounts of Changyou’s outstanding RMB-denominated loans to Fox Financial as of December 31, 2018 were adjusted upward to amounts equal to the principal amounts of Fox Financials’ outstanding U.S. dollar denominated loans to Changyou as of December 31, 2018, multiplied by the monthly average RMB to U.S. dollar exchange rate published by the Bank of China for the month of December 2018. As a result of such adjustment, Changyou advanced additional RMB-denominated loans in the principal amount of RMB8.2 million (approximately $1.2 million) to Fox Financial in January 2019.
In December 2019, Changyou entered into a supplemental agreement with Fox Financial pursuant to which Fox Financial provided security for its repayment obligations to Changyou. Under this supplemental agreement, if Fox Financial fails to repay the RMB-denominated loan principal and corresponding interest owed to Changyou, Changyou will have the right to apply the amount of a security deposit, consisting of the outstanding U.S. dollar-denominated loan principal and corresponding interest owed by Changyou to Fox Financial, to repay the RMB-denominated loan principal and interest owed by Fox Financial to Changyou. The security deposit will be required to be replenished by Fox Financial if the amount of the security deposit is insufficient to repay the loan principal and interest of the RMB-denominated loan owed to Changyou, and any remaining security deposit will be returned to Fox Financial if there is a surplus after the repayment of the RMB-denominated loan principal and interest. The parties entered into an additional supplemental agreement pursuant to which Changyou provided security for its repayment obligations to Fox Financial. Under this supplemental agreement, if Changyou fails to repay the U.S. dollar-denominated loan principal and corresponding interest owed to Fox Financial, Fox Financial will have the right to apply the amount of a security deposit, consisting of the outstanding RMB-denominated loan principal and corresponding interest owed by Fox Financial to Changyou, to repay the U.S. dollar-denominated loan principal and interest owed by Changyou to Fox Financial. The security deposit will be required to be replenished by Changyou if the amount of the security deposit is insufficient to repay the U.S. dollar-denominated loan principal and interest owed by Changyou to Fox Financial, and any remaining security deposit will be returned to Changyou if there is a surplus after the repayment of the U.S. dollar-denominated loan principal and interest.

The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the RMB-denominated loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of this report, Changyou has not received any response from Fox Financial and accordingly, with an abundance of caution, has not so applied any of the security deposit. Changyou performed an assessment of its expected credit losses for the RMB-denominated loans receivable from Fox Financial. As of December 31, 2021, the Sohu Group had accrued a cumulative allowance for credit losses of approximately
$3.3
million based on Changyou’s estimate of the net of the outstanding amount of such loans receivable from Fox Financial over the amount of the security deposit and on the lack of solvency of Fox Financial. As of December 31, 2021, net loan receivables and loans payable under such loan arrangements, each in the amount of

$34.1 million, were recorded as prepaid and other current assets and other short-term liabilities, respectively, in the Sohu Group’s consolidated balance sheets.
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
The Sohu Group’s financial instruments consist primarily of cash equivalents, restricted cash, short-term investments, accounts receivable, other current assets, long-term investments, long-term time deposits, restricted time deposits, accounts payable, accrued liabilities, short-term bank loans, other short-term liabilities, long-term bank loans, and long-term other payables.
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

The

following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2021
(in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash equivalents	$949,884	$0	$949,884	$0
Restricted cash	1,969	0	1,969	0
Short-term investments	399,345	0	399,345	0
Equity investments with readily determinable fair values	14,642	14,642	0	0
Long-term time deposits	189,007	0	189,007	0
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
In the fourth quarter of 2020 and the first quarter of 2021, Changyou drew down from an offshore branch of a PRC bank loans of
$215.6
million and $153 million, respectively, secured by an equivalent amount of RMB deposits by Changyou in the PRC branch of the bank and a mortgage on a building owned by Sohu. The loans carried floating rates of interest based on the London Inter-Bank Offered Rate (“LIBOR”). The loans were repaid in full in September 2021 by Changyou and the RMB deposits in the PRC branch of the bank were released.
For the years ended December 31, 2021 and 2020, interest income from the restricted time deposits securing the loans were $5.0 million and $0.1 million, respectively, and expense for interest on the loans was $5.3 million and $0.1 million, respectively.

In the second quarter of
2020
, Changyou pledged deposit certificates in connection with the Sohu Group’s financing of the Changyou Merger.
As of December 31, 2020, Changyou had pledged deposit certificates in the amount of $212 million in the aggregate, of which $110 million was recorded as restricted cash and $102 million was recorded as restricted time deposits. In September 2021, the Company repaid all of the outstanding balance under the Facility Agreement with ICBC Tokyo, and as a result all of Changyou’s deposit certificate pledges were released and the Facility Agreement was terminated.
Short-term Investments
The Sohu Group’s short-term investments mainly consist of investments in financial instruments with a variable interest rate and time deposits with maturities of three months to one year. In accordance with ASC 825, for investments
in financial instruments with a variable interest rate indexed to performance of underlying assets and time deposits, the Sohu Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as other income/(expense) and interest income. To estimate fair value, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as
Level 2 of fair value measurements.
As of December 31, 2021 and December 31, 2020, the Sohu Group’s investment in these financial instruments was $399.3 million
and $100.7 million, respectively. The investment instruments with variable interest rates
were issued by commercial banks in China, and
are
indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2021 and 2020, the Sohu Group recorded gains from changes in the fair value of short-term investments in the amounts of $5.3 million and $4.3 million, respectively, in the consolidated statements of comprehensive income.
Long-term Investments
Long-term investments consist of equity investments in publicly traded companies, privately-held companies and limited partnerships.
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
The Group measures equity investments under the equity method and equity investments without readily determinable fair values at fair value on a non-recurring
basis when an impairment charge is to be recognized. As of December 31, 2020 and 2021, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to their fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in other income for the years then ended. The Group recognized impairment losses of $0.4 million and $0.2 million, respectively, for investments without readily determinable fair values in 2020 and 2021.
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

Equity Investments without Readily Determinable Fair Values
Based on ASU
2016-01,
an entity will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes in orderly transactions for the identical or similar investments of the same issuer. Entities that elect this measurement alternative will report changes in the carrying value of the equity investments in current earnings.
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
Long-term Time Deposits
The Sohu Group elected the fair value method at the date of initial recognition of time deposits with maturities over one
year and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income. The Sohu Group classifies the valuation techniques as Level 2 of fair value measurements.
Assets Measured at Fair Value on a Nonrecurring Basis
The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2020 and 2021 (in thousands)

		Fair value measurements at reporting date using
Items	As of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$2,585	$0	$0	$2,585
Intangible assets, net	4,842	0	0	4,842
Goodwill	48,434	0	0	48,434

		Fair value measurements at reporting date using
Items	As of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$2,555	$0	$0	$2,555
Intangible assets, net	9,136	0	0	9,136
Goodwill	48,811	0	0	48,811
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

Short-term Receivables and Payables
Accounts receivable and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Short-term accounts payable, accrued liabilities, short-term bank loans and other short-term liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature.
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
In July 2020, Sohu repaid all of the outstanding balance under the loan arrangements with ICBC and Sohu’s headquarters were released from the pledge. As of both December 31, 2021 and December 31, 2020, the total outstanding balance of the loan was nil.

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

In

June 2018
, Sohu made a drawdown under the CMB Loan with a term of
24
months in the amount of RMB

 million (or approximately $
43.7
million) (the “Subsequent Drawdown”). Interest accrued on the outstanding principal balance at a rate of
6
% per year. The outstanding principal amount of the Subsequent Drawdown was payable in four
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
In May 2020, Sohu repaid all of the outstanding balance under the loan arrangements with CMB and the pledge of Sohu’s building was released. As of both December 31, 2021 and December 31, 2020, the total outstanding balance of the CMB loan was nil.

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
One-Year
Facility. The outstanding principal amount of the loans under the Four-Year Facility was
due in installments, with $7.5 million due and payable at the end of each of the second and third calendar years during the term of the Four-Year Facility and the remaining outstanding principal amount was
due and payable on the fourth anniversary of the date of the first utilization of the
One-Year
Facility. The Term Facility
bore
interest at a rate of Three Month LIBOR plus a margin of 1.75%, with LIBOR to be determined by ICBC on the basis of the London InterBank Offered Rate published two business days before the first day of each three calendar month interest period. Accrued interest
w
as
 paid every three calendar months on the first day after the end of each such three-month interest period.
The obligations of Sohu Game as borrower under the Term Facility were initially fully guaranteed by Sohu.com Limited, and were initially secured by first priority share pledges over 97.9% of the outstanding equity interests in Changyou. In the second quarter of 2020, Changyou pledged deposit certificates evidencing an RMB deposit in the amount of $192 million in the aggregate at an exchange rate of
RMB7.20 to $1.00
, equivalent to the Facility Agreement amount. Upon the effectiveness of such additional pledge, Sohu’s previous guarantee, and all the previous share pledges or mortgages over the outstanding equity interests in Changyou, to secure the loans from ICBC Tokyo were released and discharged.

In September 2021, the Company repaid all of the outstanding balance under the Facility Agreement with ICBC Tokyo, and as a result all of Changyou’s deposit certificates pledges were released and the Facility Agreement was terminated.
Long-term Payables
Long-term payables mainly consist of long-term other payables and long-term bank loans.
Long-term
other payables are financial liabilities with carrying values that approximate fair value.
After the Changyou Plans’ Modification, long term
other
payables also include liabilities accrued over the option holders’ service periods with a fixed price of $5.39 per Changyou Class A ordinary share
.
11. LEASE
The Group has entered into operating lease agreements, primarily for offices in China with lease periods expiring between 2021 and 2026. The determination of whether an arrangement is or contains a lease is made at the inception of the lease by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included on the Group’s consolidated balance sheets beginning January 1, 2019. The right-of-use
assets are included in other assets, while the current portion of the operating lease liabilities is included in other short-term liabilities and the long-term portion is included in other long-term liabilities. The Group has elected to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.
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

Components of operating lease expense are as follows (in thousands):

	Year ended December 31,
	2020	2021

Operating lease expense	$3,985	$2,952
Short-term lease expense	297	563

Total operating lease expense	$4,282	$3,515
Supplemental cash flow information related to leases are as follows (in thousands):

	Year ended December 31,
	2020	2021
Cash paid for amounts included in the measurement of lease liabilities

Operating cash flows from operating leases	$3,206	$3,085

	Year ended December 31,
	2020	2021
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$5,351	$2,620
The following table presents supplemental balance sheet information related to the operating leases (in thousands):

	Year ended December 31,
	2020	2021
Assets:
Operating lease right-of-use assets	$4,998	$5,207

Liabilities:
Current lease liabilities	1,107	1,999
Non-current lease liabilities	3,855	3,142

Total operating lease liabilities	$4,962	$5,141

Maturities of lease liabilities under operating leases as of December 31, 2021 are as follows (in thousands):

2022	$2,853
2023	2,240
2024	277
2025	98
202 6	0
Thereafter	0

Total future lease payments	5,468
Less: imputed interest	327

Total present value of lease liabilities	$5,141

As of December 31, 2021, operating leases
recognized
in lease liabilities had a weighted average remaining lease term of 2.1 years and a weighted average discount rate of 5.7%. As of December 31, 2021, liabilities for leases that had been entered into, but the term of which had not yet commenced, amounted to $0.2 million.

12. FIXED ASSETS
The following table summarizes the Sohu Group’s fixed assets (in thousands):

	As of December 31,
	2020	2021
Office buildings	$392,045	$401,223
Computer equipment and hardware	132,021	123,079
Leasehold and building improvements	36,649	37,753
Office furniture	6,841	6,960
Vehicles	3,729	3,515

Fixed assets, gross	571,285	572,530
Accumulated depreciation	(233,611)	(242,533)

Fixed assets, net	$337,674	$329,997

For the years ended December 31, 2021, 2020 and 2019, depreciation expenses for fixed assets were $23.5 million, $25.5 million and $28.2 million, respectively.

13. GOODWILL
Changes in the carrying value of goodwill by segment are as follows (in thousands):

	Sohu	Changyou	Total
Balance as of December 31, 2019
Goodwill	69,379	180,543	249,922
Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$37,133	$10,257	$47,390

Transactions in 2020
Foreign currency translation adjustment	1,044	0	1,044

Balance as of December 31, 2020	$38,177	$10,257	$48,434

Balance as of December 31, 2020
Goodwill	70,423	180,543	250,966
Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$38,177	$10,257	$48,434

Transactions in 2021
Foreign currency translation adjustment	377	0	377

Balance as of December 31, 2021	$38,554	$10,257	$48,811

Balance as of December 31, 2021
Goodwill	70,800	180,543	251,343
Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$38,554	$10,257	$48,811

There was one reporting unit under the Sohu segment. After Changyou ceased operation of RaidCall and the cinema advertising business, the reporting units under the Changyou segment consisted of the Changyou online game business and the 17173.com Website. The Changyou online game business was the only reporting unit with goodwill under the Changyou segment.
In the fourth quarter of 2021, the Sohu Group tested goodwill for impairment at the reporting unit level. The Group performed impairment tests using the qualitative and quantitative methods.
For the Sohu segment, management determined that a quantitative assessment was most appropriate. Impairment tests were conducted by quantitatively comparing the fair values of the reporting units to their carrying amounts. The Sohu segment estimated the fair values using the income approach and market approach. The valuation approach considers a number of factors that include expected future cash flows, revenue growth rates, discount rates, and requires Sohu to make certain assumptions and estimates regarding future profitability of the business. The market approach considers earnings multipliers based on market data of comparable companies engaged in similar business. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary. For the Changyou segment, management performed a qualitative assessment to determine whether it was more likely than not that the fair value of the reporting unit was less than its carrying amount.
As of December 31, 2021 and 2020, for the Sohu segment and Changyou segment, management concluded that the fair values of the reporting units exceeded their carrying values, indicating that the goodwill of the reporting units was not impaired.
14. INTANGIBLE ASSETS, NET

	As of December 31, 2020
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount

Purchased video content	$212,999	$(161,160)	$(50,088)	$1,751
Operating rights for licensed games	51,856	(35,017)	(14,026)	2,813
Domain names and trademarks	27,536	(10,243)	(17,219)	74
Computer software	11,749	(11,545)	0	204
Developed technologies	8,699	(918)	(7,781)	0
Others	2,928	(966)	(1,962)	0

Total	$315,767	$(219,849)	$(91,076)	$4,842

	As of December 31, 2021
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount

Purchased video content	$138,902	$(99,961)	$(37,343)	$1,598
Operating rights for licensed games	60,454	(39,431)	(13,895)	7,128
Domain names and trademarks	26,766	(10,240)	(16,506)	20
Computer software	12,474	(12,084)	0	390
Developed technologies	8,879	(936)	(7,943)	0
Others	2,996	(988)	(2,008)	0

Total	$250,471	$(163,640)	$(77,695)	$9,136

Impairment Losses
In 2021, Sohu recognized a $14,000 impairment loss related to Sohu Video’s purchased video content pursuant to the Sohu Group’s policy on impairment of overseas content. Changyou recognized a $1.7 million impairment loss related to content and game licenses, of which $0.1 million was recognized as impairment of intangible assets and $1.6 million was recognized as impairment of prepaid and other current assets.
In 2020
,
 Sohu recognized a $
1.5
 million impairment loss related to Sohu Video’s purchased video content pursuant to the Sohu Group’s policy on impairment of overseas content. Changyou recognized a $
2.7
 million impairment loss related to content and game licenses, of which $
0.8
 million was recognized as impairment of intangible assets and $
1.9
 million was recognized as impairment of prepaid and other current assets.
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

Amortization
In 2021, 2020 and 2019, amortization of intangible assets was $12.5 million, $14.4 million and $38.8 million, respectively. As of December 31, 2021, amortization expenses for future periods are estimated to be as follows:

For the year ended December 31,	(in thousands)

2022	4,357
2023	3,761
2024	1,018
2025	0
2026	0
Thereafter	0

Total expected amortization expense	$9,136

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
Principal Entities Qualifi
e
d as HNTEs
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
As of December 31, 2021, the following principal entities of the Sohu Group were qualified as HNTEs and were entitled to an income tax rate of 15%.
For Sohu

•
Video Tianjin and Sohu Internet. Video Tianjin and Sohu Internet
re-applied
for HNTE qualification and received approval in October 2021 and December 2021, respectively. Video Tianjin and Sohu Internet are entitled to continue to enjoy the beneficial tax rate qualified as HNTEs for the years 2021 through 2023, and will need to re-apply
for HNTE qualification in 2024.

•	Sohu Media and Guangzhou Qianjun. Sohu Media and Guangzhou Qianjun qualified as HNTEs for the years 2020 through 2022, and will need to re-apply for HNTE qualification in 2023.

•	Sohu New Momentum. Sohu New Momentum qualified as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.
For Changyou

•	Gamease and AmazGame. Gamease and AmazGame qualified as HNTEs for the years 2020 through 2022, and will need to re-apply for HNTE qualification in 2023.

•	Gamespace and Changyou Chuangxiang. Gamespace and Changyou Chuangxiang qualified as HNTEs for the years 2019 through 2021, and will need to re-apply for HNTE qualification in 2022.

Principal Entities Qualified as Software Enterprises
The CIT Law and its implementing regulations provide that a Software Enterprise is entitled to an income tax exemption for two years

beginning with its first profitable year and a
50
% reduction to a rate of
12.5
% for the subsequent
three years
. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the Ministry of Industry and Information Technology of the PRC and the relevant tax authorities before using the preferential CIT rates. These enterprises will be subject to the relevant governmental authorities’ assessment each year as to whether they are entitled to use the relevant preferential CIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential CIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status.
For Changyou

•
Changyou Chuangxiang. In 2021, Changyou Chuangxiang completed a self-assessment and filed required supporting documents for Software Enterprise status for 2020. Also in 2021, Changyou Chuangxiang qualified as a Software Enterprise after the relevant government authorities’ assessment and became entitled to a preferential income tax rate of 12.5% for 2020. Changyou Chuangxiang plans to follow the appropriate rules and procedures of the relevant government authorities in order to maintain its Software Enterprise status for 2021, the last year of a five-year period of qualification for Changyou Chuangxiang as a Software Enterprise.

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
Certain activities conducted in the PRC resulted in U.S. corporate income taxes being imposed on Sohu.com Inc. when its subsidiaries that were controlled foreign corporations (“CFCs”) generated income that was subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”). Generally, passive income, such as rents, royalties, interest, dividends, and gains from disposal of the company’s investments, was among the types of income that were subject to taxation under Subpart F. Any income taxable under Subpart F was taxable in the U.S. at the applicable federal corporate income tax rate. Subpart F income also included certain income from intra-Group transactions between Sohu.com Inc.’s non-U.S. subsidiaries and VIEs and Changyou’s non-U.S. subsidiaries and VIEs or Sogou’s non-U.S. subsidiaries and VIEs, or where Sohu.com Inc.’s non-U.S. subsidiaries or VIEs made an “investment in U.S. property,” such as holding the stock in, or making a loan to, a U.S. corporation. Under a provision of the U.S. tax code commonly referred to as the CFC look-through rule, Sohu.com Inc. did not have to treat dividends received by its CFC subsidiaries as Subpart F income includible in Sohu.com Inc.’s taxable income in the U.S.
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

For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2021. In addition, the Sohu Group accrued $6 million and $5 million, respectively, in interest on the unrecognized tax benefit for the years of 2020 and 2021.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2021, such as any IRS assessments upon audit and management’s further judgment and estimates.

Cayman Island Tax
Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, no

Cayman Islands withholding tax will be imposed upon the payment of dividends by the Group to its shareholders.
Hong Kong Tax
The Group’s subsidiaries incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2019, 2020 and 2021
.
Composition of Income Tax Expense
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

	Year ended December 31,
	2019	2020	2021

Income/(loss) before income tax expense
Income/(loss) from China operations	$(89,150)	$154,514	$153,708
Income/(loss) from non-China operations	19,079	(57,815)	(22,141)

Total income/(loss) before income tax expense from continuing operations	$(70,071)	$96,699	$131,567

Income tax expense applicable to China operations
Current tax	$9,026	$24,255	$31,089
Deferred tax	11,191	102,652	26,207

Subtotal income tax expense applicable to China operations	20,217	126,907	57,296
Non-China income tax expense	7,887	6,207	4,817
Non-China withholding tax expense	324	112	183

Total income tax expense from continuing operations	$28,428	$133,226	$62,296

In 2021, of the $62.3 million total income tax expense, $57.3 million was from PRC tax, resulting primarily from accrued regular income tax expense of $48.4 million, and $5 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
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

In
2019
, of the $
28.4
 million total income tax expense, $
20.2
 million was for PRC tax, resulting primarily from accrued regular income tax expense of $
32.6
 million, offset by a reversal of PRC income tax expense of $
19.5
 million by Changyou due to preferential tax rates that Changyou’s subsidiaries were entitled to as KNSE and Software enterprises, and $
8
 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2019	2020	2021

Tax holiday effect	$7,981	$16,174	$1,635
Basic net income per share effect	0.20	0.41	0.04
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
The following is reconciliation between the statutory rate and the Group’s effective tax rate. For 2019, 2020 and 2021, the statutory rate represented the PRC statutory rate of 25%. The table does not reflect any accruals related to the Toll Charge. See “
U.S. Corporate Income Tax
” and “
Treatment of Toll Charge Related to the U.S. TCJA.
”

	Year Ended December 31,
	2019	2020	2021

Statutory Rate:	25%	25%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs (1)	11%	(17%)	(1%)
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	7%	9%	3%
Effect of withholding taxes (2)	(12%)	109%	19%
Changes in valuation allowance for deferred tax assets	(71%)	27%	31%
Research and development super-deduction	12%	(9%)	(19%)
Others	(1%)	(13%)	(14%)

	(29%)	131%	44%

Note (1): The reversal of income tax for preferential income tax rates that Changyou’s subsidiaries and VIEs were entitled to as KNSEs or Software Enterprises for 2019, 2020 and 2021 was included in the “Effect of tax holidays applicable to subsidiaries and consolidated VIEs” in the above table.
Note (2): The
revised policy was adopted to facilitate the distribution of a special cash dividend in the aggregate amount of approximately $500.0 million that was declared by Changyou’s board of directors (the “Changyou Board”) on April 5, 2018. The change for 2020 was mainly due to additional income withholding tax of $88 million that was recognized in the second quarter of 2020 due to a revised policy with respect to Changyou’s PRC subsidiaries regarding their distribution of cash dividends.
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

F-5
1

Before 2018, in order to fund the distribution of a dividend to shareholders of the Sohu Group’s majority-owned subsidiary Changyou, Changyou’s management determined to cause one of its PRC subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone subsequent years’ earnings to its direct overseas parent company, Changyou HK, and adopted as a policy for such subsequent years for its PRC subsidiaries a limit on payment of dividends to their direct overseas parent companies of one-half of such PRC subsidiaries’ earnings. In 2018, in order to facilitate the distribution of a special cash dividend of
 $500.0
million declared by the Changyou Board on April 5, 2018, Changyou revised its policy for its PRC subsidiaries with respect to their distribution of cash dividends. Under the revised policy, all of Changyou’s PRC subsidiaries (not including Changyou’s VIEs and their subsidiaries) will be able to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in future periods. The change resulted in Changyou’s accrual of additional withholding income taxes of approximately
 $47
million for the period before December 31, 2017, which was recognized in the Sohu Group’s consolidated financial statements for the quarter ended March 31, 2018. As of December 31, 2019, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of
 $86.8
million for PRC withholding tax. In 2020, after the completion of Changyou Merger, Changyou’s net income/(loss) is wholly attributable to Sohu. Changyou changed its policy for its PRC subsidiaries with respect to their distribution of cash dividends. The change resulted in Changyou’s accrual of additional withholding income taxes of approximately
 $88
million, which was recognized in the Sohu Group’s consolidated financial statements for the quarter ended June 30, 2020. As of December 31, 2021, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of
 $237.1 million for PRC withholding tax.
With the exception of that dividend, the Sohu Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2021, the total amount of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was $484.9 million, and the unrecognized tax liabilities were $48.5 million.
PRC Value-Added Tax
On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of VAT was expanded to all industries in China, and as a result all of the Sohu Group’s revenues have been subject to VAT since that date. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate
of 6%) and the available input VAT amount (at the rate applicable to the supplier).
Deferred Tax Assets and Liabilities
Significant components of the Group’s deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,
	2020	2021

Deferred tax assets:
Net operating loss from operations	$325,797	$291,380
Accrued bonus and commissions	10,613	9,101
Intangible assets transfer	690	485
Others	8,692	7,489

Total deferred tax assets	345,792	308,455
Less: Valuation allowance	(326,755)	(289,097)

Net deferred tax assets	$19,037	$19,358

Deferred tax liabilities
Withholding tax for dividend	$(206,594)	$(237,116)
Others	(10,999)	(12,049)

Total deferred tax liabilities	$(217,593)	$(249,165)

Net deferred tax assets are recorded under other assets in the consolidated balance sheets. As of December 31, 2021, the Group had net operating losses from PRC entities of approximately $1.85 billion available to offset against future net profit for income tax purposes. The Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these PRC entities; therefore, $285.8 million in deferred tax assets generated from net operating losses were offset by a valuation allowance.
The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	For the Year Ended December 31,
	2019	2020	2021

Beginning balance	$250,524	283,711	326,755
Provision for the year	44,634	36,363	45,787
Reversal for the year	(7,311)	(12,637)	(91,019)
Foreign currency translation adjustment	(4,136)	19,318	7,574

Ending balance	$283,711	326,755	289,097

In 2021, $48.5

million of PRC net operating losses generated from previous years expired. Pursuant to a public announcement issued by the PRC State Administration of Taxation in August 2018, net operating losses of entities not qualified as HNTEs will expire between 2022 and 2026 if not utilized and those of entities qualified as HNTEs will expire in 2031.

The reversal of valuation allowance was also due to the impact of changes in income tax rates upon preferential tax rates being
obtained.
Uncertain Tax Positions
The following table summarizes the Group’s unrecognized tax

benefit from January 1, 2019 to December 31, 2021 (in thousands):

	As of December 31,
	2019	2020	2021

Beginning balance	$174,363	$181,640	$188,760
Increases/(decreases) related to prior year tax positions	7,277	7,120	5,158
Increases related to current year tax positions	0	0	0

Ending balance	$181,640	$188,760	$193,918

The increases in 2021, 2020 and 2019 were mainly due to interest recognized in connection with an unrecognized tax benefit.
The material jurisdictions in which the Group is subject to potential examination include China and the United States. In general, the PRC tax authorities have up to five years and in certain cases up to 10 years, and the U.S. IRS has up to three years and in certain cases up to six years, to conduct examinations of the tax filings of the Group. All of these related tax years are open for the Sohu Group.
16. COMMITMENTS AND CONTINGENCIES
Commitments
The following table sets forth the Group’s
commitments as of December 31, 2021 (in thousands):

	2022	2023	2024	2025	2026	Thereafter	Total Payments Required

Royalties and expenditures for licensed content of games	$15,976	13,512	2,746	0	0	0	32,234
Purchase of bandwidth	14,418	1,029	455	0	0	0	15,902
Purchase of content and services - others	7,530	389	43	0	0	0	7,962
Purchase of content and services - video	6,387	0	0	0	0	0	6,387
Operating lease obligations	3,355	660	103	37	0	0	4,155
Others	3,796	0	0	0	0	0	3,796

Total Payments Required	$51,462	15,590	3,347	37	0	0	70,436

F-5
3

Litigation
The Sohu Group is a party to various litigation matters which it considers routine and incidental to its business. The Sohu Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Sohu Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Management believes that the total liabilities to the Sohu Group that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. As of December 31, 2021, Sohu and Changyou had no significant litigation contingencies.
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
17. VIEs
Background
PRC laws and regulations prohibit or restrict foreign ownership of companies that operate value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the PRC in which the Sohu Group is engaged or could be deemed to be engaged. Consequently, the Sohu Group conducts certain of its operations and businesses in the PRC through VIEs. The Sohu Group consolidates in its consolidated financial statements all of the VIEs of which the Group is the primary beneficiary for accounting purposes.
VIEs Consolidated within the Sohu Group
The Sohu Group adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. Management made evaluations of the relationships between the Sohu Group and the VIEs through which it conducts a significant portion of its operations and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluations, management also took into account the fact that, as a result of contractual arrangements with the VIEs that the Sohu Group consolidates, it controls the shareholders’ voting interests in those VIEs. As a result of such evaluations, the management concluded that the Sohu Group is the primary beneficiary of the VIEs that the Group consolidates.
All of the consolidated VIEs are incorporated and operated in the PRC, and the principal VIEs are directly or indirectly owned by Dr. Charles Zhang, the Sohu Group’s Chairman and Chief Executive Officer, or other executive officers and employees of the Sohu Group identified below. Capital for the consolidated VIEs was funded by the Sohu Group through loans provided to Dr. Charles Zhang and other executive officers and employees, and was initially recorded as loans to related parties. These loans are eliminated for accounting purposes against the capital of the VIEs upon consolidation.

F-5
4

Under contractual agreements with the Sohu Group, Dr. Charles Zhang and those other executive officers and employees of the Sohu Group who are shareholders of the consolidated VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time as requested by the Group to repay the loans outstanding. All voting rights of the consolidated VIEs are assigned to the Sohu Group, and the Group has the right to designate all directors and senior management personnel of the consolidated VIEs, and also has the obligation to absorb losses of the consolidated VIEs. Dr. Charles Zhang and those other executive officers and employees of the Sohu Group who are shareholders of the consolidated VIEs have pledged their shares in the consolidated VIEs as collateral for the loans. As of December 31, 2021, the aggregate amount of these loans was $7.6 million.
Under its contractual arrangements with the consolidated VIEs, the Sohu Group has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Group considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As of December 31, 2021, the registered capital and PRC statutory reserves of the consolidated VIEs totaled $45.1 million. As all of the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the consolidated VIEs do not have recourse to the general credit of the Sohu Group for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Sohu Group to provide additional financial support to the consolidated VIEs. As the Sohu Group is conducting certain business in the PRC mainly through the consolidated VIEs, the Group may provide such support on a discretionary basis in the future, which could expose the Group to a loss.
The Sohu Group classified the consolidated VIEs within the Sohu Group as principal VIEs or immaterial VIEs based on certain criteria, such as the VIEs’ total assets or revenues. The following is a summary of the principal VIEs within the Sohu Group:
Basic Information for Principal VIEs and Subsidiaries of Principal VIEs
For Sohu

•	High Century
High Century was incorporated in 2001. As of December 31, 2021, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

•	Heng Da Yi Tong
Heng Da Yi Tong was incorporated in 2002. As of December 31, 2021, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

•	Sohu Internet
Sohu Internet was incorporated in 2003. As of December 31, 2021, High Century held a 100% interest in this entity.

•	Donglin
Donglin was incorporated in 2010. As of December 31, 2021, Sohu Internet held a 100% interest in this entity.

•	Tianjin Jinhu
Tianjin Jinhu was incorporated in 2011. As of December 31, 2021, Xiufeng Deng and Xuemei Zhang each held a 50% interest in this entity.

•	Focus Interactive
Focus Interactive was incorporated in July 2014. As of December 31, 2021, Heng Da Yi Tong held 100% of the equity interests in this entity
.

•	Guangzhou Qianjun
Guangzhou Qianjun was acquired in November 2014. As of December 31, 2021, Tianjin Jinhu held a 100% interest in this entity.
For Changyou

•	Gamease
Gamease was incorporated in 2007. As of December 31, 2021, High Century held a 100% interest in this entity.

•	Shanghai ICE
Shanghai ICE was acquired by Changyou in 2010. As of December 31, 2021, Gamease held a 100% interest in this entity.

•	Guanyou Gamespace
Guanyou Gamespace was incorporated in 2010. As of December 31, 2021, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100% interest in this entity.

Financial Information
The following financial information of the Sohu Group’s consolidated VIEs (including subsidiaries of these VIEs) is included in the accompanying consolidated financial statements (in thousands):

	As of December 31,
	2020	2021

ASSETS:
Cash and cash equivalents	$47,028	$32,513
Restricted cash	1,211	0
Short-term investments	153	0
Accounts receivable, net	47,234	36,027
Prepaid and other current assets	15,385	18,836
Intra-Group receivables due from the Company’s subsidiaries	506,659	647,330
Assets held for sale (current)	113,011	0

Total current assets	730,681	734,706

Fixed assets, net	295	427
Other non-current assets	69,284	86,744

Total assets	$800,260	$821,877

LIABILITIES:
Accounts payable	$11,145	$12,325
Accrued liabilities	46,888	43,695
Receipts in advance and deferred revenue	43,076	45,844
Other current liabilities	37,148	24,026
Intra-Group payables due to the Company’s subsidiaries	350,599	462,487
Liabilities held for sale (current)	187,712	0

Total current liabilities	676,568	588,377

Long-term tax liabilities	14,134	14,465
Deferred tax liabilities	2,014	3,323
Other non-current liabilities	1,819	1,750

Total liabilities	$694,535	$607,915

	Year Ended December 31,
	2019	2020	2021

Revenues:
Third-party revenues	$482,283	$552,980	$664,823
Intra-Group revenues	29,674	30,207	21,488

Total revenues	511,957	583,187	686,311
Cost of revenues:
Third-party cost of revenues	101,044	93,333	81,725
Intra-Group cost of revenues	139,765	141,717	136,221

Total cost of revenues	240,809	235,050	217,946
Operating expenses:
Third-party operating expenses	69,131	50,983	72,126
Intra-Group operating expenses	184,799	254,796	366,762

Total operating expenses	253,930	305,779	438,888
Net income from continuing operations	19,607	41,756	35,805
Net loss from discontinued operations	(1,491)	(82,329)	(47,924)

	Year ended December 31,
	2019	2020	2021

Cash flows from operating activities:
Net cash provided by transactions with external parties	$334,903	$459,263	$541,172
Net cash used in transactions with intra-Group entities	(310,243)	(379,649)	(505,553)

Net cash provided by continuing operating activities	24,660	79,614	35,619
Net cash used in discontinued operating activities	(5,046)	(13,244)	(1,789)

Net cash provided by operating activities	19,614	66,370	33,830

Cash flows from investing activities:
Net cash used in transactions with external parties	(13,272)	(773)	(23,887)
Net cash used in transactions with intra-Group entities	(40,426)	(106,321)	(140,671)
Net cash used in continuing investing activities	(53,698)	(107,094)	(164,558)

Net cash provided by/(used in) discontinued investing activities	(18,040)	7,797	12,116

Net cash used in investing activities	(71,738)	(99,297)	(152,442)

Cash flows from financing activities:
Net cash provided by transactions with intra-Group entities	26,559	32,751	111,888

Net cash provided by continuing financing activities	26,559	32,751	111,888
Net cash provided by/(used in) discontinued financing activities	8,601	152	(9,131)

Net cash provided by financing activities	35,160	32,903	102,757

Amounts previously reported for 2020 and 2019 have been revised, which revisions, in the opinion of management, are immaterial. The impact of the revisions was eliminated in consolidation. There is no impact on the previously reported consolidated financial position, results of operations or cash flows.
The intra-Group payables of the Sohu Group’s consolidated VIEs for the year ended December 31, 2020 have been revised to reflect an adjustment with an increase of $17.8 million in current payables and a decrease of $17.8 million in non-current payables.
The amounts of cash flow activities of the Sohu Group’s consolidated VIEs for the year ended December 31, 2020 have been revised to reflect an adjustment with an increase of $74.4 million in the cash provided by operating activities, an increase of $107.1 million in the cash used in investing activities, and an increase of $32.8 million in the cash provided by financing activities. The amounts of cash flow activities of the Sohu Group’s consolidated VIEs for the year ended December 31, 2019 have been revised to reflect an adjustment with an increase of $26.7 million in the cash provided by operating activities, an increase of $53.3 million in the cash used in investing activities, and an increase of $26.6 million in the cash provided by financing activities.

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
Loan and share pledge agreement
between Focus HK and the shareholders of Heng Da Yi Tong: The agreement provides for loans to the shareholders of Heng Da Yi Tong for them to make contributions to the registered capital of Heng Da Yi Tong in exchange for the equity interests in Heng Da Yi Tong, and the shareholders pledge those equity interests to Focus HK as security for the loans. The agreement includes powers of attorney that give Focus HK the power to appoint nominees to act on behalf of the shareholders of Heng Da Yi Tong in connection with all actions to be taken by Heng Da Yi Tong. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in Heng Da Yi Tong, which are held by the Sohu Group’s legal department and may be completed and effected at Focus HK’s election.
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
Business Arrangements between Subsidiaries and Consolidated VIEs
A significant portion of the Sohu Group’s operations are conducted through the VIEs that the Sohu Group consolidates, which generate a significant amount of the Sohu Group’s revenues. In order for the Sohu Group to be able to receive such revenues, and, if applicable, other assets, from the VIEs, it relies on payments made by the VIEs to the Sohu Group’s PRC subsidiaries pursuant to a series of service contracts between them in order for the VIEs to transfer such revenues or other assets to the Sohu Group. The following is a summary of the material service contracts currently in effect between the Sohu Group’s PRC subsidiaries and certain of the VIEs that the Sohu Group consolidates:
Exclusive technology consulting and service agreement
between Sohu Era and Sohu Internet. Pursuant to this agreement Sohu Era has the right to provide technical consultation and other related services to Sohu Internet in exchange for a percentage of the gross revenue of Sohu Internet. The agreement has an initial term of two years, and is renewable at the request of Sohu Era.
Exclusive technology consulting and service agreement
between Video Tianjin and Tianjin Jinhu. Pursuant to this agreement Video Tianjin has the right to provide technical consultation and other related services to Tianjin Jinhu in exchange for a fee. The agreement has a term of 10 years and is renewable at the request of Video Tianjin.
Technology service agreement
between Donglin and Sohu Media. Pursuant to this agreement Sohu Media has the right to provide technology services and other related services to Donglin in exchange for a percentage of the gross revenue of Donglin. The agreement has a term of three years and is renewable at the request of Sohu Media.
Technology support and utilization agreements
between AmazGame and Gamease, between Gamespace and Guanyou Gamespace, and between Changyou Chuangxiang and Gamease. Pursuant to these agreements, AmazGame, Gamespace and Changyou Chuangxiang have the right to provide certain product development and application services and technology support to Gamease and Guanyou Gamespace, respectively, for a fee equal to a predetermined percentage, subject to adjustment by AmazGame, Gamespace or Changyou Chuangxiang at any time, of Gamease’s and Guanyou Gamespace’s respective revenues. Each agreement terminates only when AmazGame, Gamespace or Changyou Chuangxiang is dissolved.
Services and maintenance agreements
between AmazGame and Gamease, between Gamespace and Guanyou Gamespace, and between Changyou Chuangxiang and Gamease. Pursuant to these agreements, AmazGame, Gamespace and Changyou Chuangxiang, respectively, provide marketing, staffing, business operation and maintenance services to Gamease and Guanyou Gamespace, respectively, in exchange for a fee equal to the cost of providing such services plus a predetermined margin. Each agreement terminates only when AmazGame, Gamespace or Changyou Chuangxiang, as the case may be, is dissolved.
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
In addition, it is possible that the contracts among the Sohu Group, the Sohu Group’s consolidated VIEs and the shareholders of such VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC law and regulations or are otherwise not enforceable for public policy reasons. As of the date of this report, the validity and enforceability of the contracts among the Sogou Group, the Sohu Group’s consolidated VIEs and the shareholders of such VIEs, and, to the knowledge of the Company, of any similar contracts entered into by other
PRC-based
companies, have never been considered or determined by a PRC court. In the event that the Sohu Group was unable to enforce these contractual arrangements, the Sohu Group would not be able to exert effective control over the affected VIEs. Consequently, such VIEs’ results of operations, assets and liabilities would not be included in the Sohu Group’s consolidated financial statements. If such were the case, the Sohu Group’s cash flows, financial position and operating performance would be severely adversely affected. The Sohu Group’s contractual arrangements with respect to its consolidated VIEs are in place.
The

Sohu Group’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions. Goodwill primarily represents the expected synergies from combining an acquired business with the Sohu Group. Intangible assets acquired through business acquisitions mainly consist of customer relationships, non-compete
agreements, user bases, copyrights, trademarks and developed technologies. Unrecognized revenue-producing assets mainly consist of licenses and intellectual property. Licenses include operations licenses, such as Internet information service licenses and licenses for providing content. Intellectual property developed by the Sohu Group mainly consists of patents, copyrights, trademarks, and domain names. The Sohu Group’s operations and businesses may be adversely impacted if the Sohu Group loses the ability to use and benefit from
assets held by these VIEs.
18. SOHU.COM LIMITED SHAREHOLDERS’ EQUITY
Summary of the Company’s outstanding shares (in thousands):

	Number of Outstanding Shares As of December 31,
	2019	2020	2021
Balance, beginning of year	39,229	39,269	39,306
Issuances:	40	37	44
Repurchases:	0	0	(1,129)

Balance, end of year	39,269	39,306	38,221

Treasury Stock
Treasury stock consists of the Company’s ordinary shares, including ordinary shares represented by ADSs, repurchased by the Company or that it is obligated to repurchase as of the reporting date. Ordinary shares included in treasury stock are no longer deemed to be outstanding. Treasury stock is accounted for under the cost method.
On November 13, 2021, the Sohu Board authorized a share repurchase program of up to $100 million of outstanding Sohu ADSs over a twelve-month period from November 13, 2021 to November 12, 2022. As of December 31, 2021, Sohu had repurchased 1,129,228 ADSs under the share repurchase program at an aggregate cost of approximately $18.7 million.
Share Incentive Plans
Sohu (excluding Sohu Video), Changyou, and Sohu Video have incentive plans for the granting of share-based awards, including options and restricted share units, to their directors, management and other key employees.
1) Sohu.com Limited Share-based Awards
Sohu’s 2018 Share Incentive Plan
On

July 2, 2010, Sohu.com Inc.’s
shareholders
adopted the 2010 Stock Incentive Plan, which provides for the issuance of up to
1,500,000
shares of Sohu.com Inc.’s common stock, including stock issued pursuant to the vesting and settlement of restricted stock units and pursuant to the exercise of stock options. The maximum term of any share-based award granted under the Sohu 2010 Stock Incentive Plan is
10 years
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
As of December 31, 2021, 214,405 shares were available for grant under the Sohu 2018 Share Incentive Plan.
i) Summary of Share Option Activity
In February 2015, May 2016, September 2017 and November 2017,
the Sohu Board approved
contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of 1,068,000, 13,000, 32,000 and 6,000 shares of common stock of Sohu.com Inc., respectively, under the Sohu 2010 Stock Incentive Plan, with nominal exercise prices of $0.001, all of which were converted, on May 31, 2018, into the right to receive upon exercise Sohu.com Limited’s ordinary shares under the Sohu 2018 Share Incentive Plan.
 In February 2019, July 2019, September 2020 and September 2021
, the Sohu Board approved

contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of
20,000
,
477,500
,
34,000
and 5,000

ordinary shares of Sohu.com Limited, respectively, under the Sohu 2018 Share Incentive Plan, with nominal exercise prices of

$
0.001
. These share options vest and become exercisable in
four equal installments
over a period of
four years
, with each installment vesting upon the satisfaction of a service period requirement and certain subjective performance targets. These share options are substantially similar to restricted share units except for the nominal exercise price, which would be zero for restricted share units.
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
As of December 31, 2021, 927,788 of these options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets was reached between the Company and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense for these granted options has been adjusted and fixed based on their aggregate fair values, at their respective grant dates, of $28.5 million.
A summary of option activity under the Sohu 2018 Share Incentive Plan as of and for the year ended December 31, 2021 is presented below:

			Weighted
	Number	Weighted	Average	Aggregate
	Of	Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value (1)
Options	(in thousands)	Price	Life (Years)	(in thousands)

Outstanding as of January 1, 2021	197	$0.001		$
Granted	113	0.001
Exercised	(39)	0.001
Forfeited or expired	0

Outstanding as of December 31, 2021	271	0.001	5.87	4,412

Vested as of December 31, 2021	271	0.001	5.87	4,412

Exercisable as of December 31, 2021	271	0.001	5.87	4,412

Note (1): The aggregated intrinsic value in the preceding table represents the difference between Sohu’s closing ADS price of $16.28 on December 31, 2021 and the nominal exercise price of the options.
For the years ended December 31, 2021, 2020 and 2019, total share-based compensation expense recognized for these options was $1.8 million, $2.6 million and negative $1.9 million, respectively. The negative amounts resulted from re-measured
compensation expense based on the then-current fair value of the awards on the reporting date. For the years ended December 31, 2021, 2020 and 2019, the total fair values of these Sohu options vested on their respective vesting dates were $2.1 million, $1.0 million and $2.5 million, respectively. For the years ended December 31, 2021, 2020 and 2019, the total intrinsic value of options exercised was $0.8 million, $0.7 million and $0.6 million, respectively.

2) Changyou.com Limited Share-based Awards
Changyou 2014 Share Incentive Plan
On June 27, 2014, Changyou reserved 2,000,000 of its Class A ordinary shares under the Changyou.com Limited 2014 Share Incentive Plan (the “Changyou 2014 Share Incentive Plan”) for the purpose of making share incentive awards to certain members of its management and key employees. On November 2, 2014, the Changyou
Board approved an increase in the number of Class A ordinary shares reserved under the Changyou 2014 Share Incentive Plan from 2,000,000 to 6,000,000. The maximum term of any share right granted under the Changyou 2014 Share Incentive Plan is 10 years from the grant date. The Changyou 2014 Share Incentive Plan will terminate in June 2024. As of December 31, 202
1
, all shares available for grant under the Changyou 2014 Share Incentive Plan had been granted.

i) Summary of Share Option Activity
On November 2, 2014, the Changyou Board approved the contractual grant of an aggregate of
2,416,000
Class A restricted share units to certain members of its management and certain other employees. On February 16, 2015, the Changyou Board approved the conversion of
2,400,000 of these Class A restricted share units into options for the purchase of Class A ordinary shares at an exercise price of $0.01. On June 1, 2015, the Changyou Board

approved
the contractual grant of options for the purchase of an aggregate of 1,998,000 Class A ordinary shares to certain members of its management and certain other employees at an exercise price of $0.01. On July 28, 2016, the Changyou Board approved
the contractual grant of options for the purchase of an aggregate of 100,000 Class A ordinary shares to certain member of its management at an exercise price of $0.01. On August 26, 2019, the Changyou Board approved
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
As of December 31, 2021, 4,488,500 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense of $4.1 million for these granted share options was adjusted and fixed based on the aggregate amounts of the fair values of these granted share options at their respective grant dates for periods before the Changyou Plans’ Modification, and at a price of $
5.39
per Changyou Class A ordinary share for periods after the Changyou Plans’ Modification.
For
the years ended December 31, 2021, 2020 and 2019, total share-based compensation expense recognized for share options under the Changyou 2014 Share Incentive Plan was $3.9 million, $7.7 million and negative $1.9 million, respectively. For the years ended December 31, 2021, 2020 and 2019, the total fair values of these Changyou share options vested on their respective vesting dates were $4.1 million, $4.2 million and $1.0 million, respectively. For the years ended December 31, 2021, 2020 and 2019, the total intrinsic value of share options exercised was nil, $0.1 million
 and
$6.6 million,
respectively.

Changyou 2019 Share Incentive Plan
On August 3, 2019, Changyou adopted and reserved for issuance 3,000,000 Class A ordinary shares of Changyou
under a new share incentive plan (the “Changyou 2019 Share Incentive Plan”). On August 26, 2019,
the Changyou Board approved

the grant, effective as of October 1, 2019, to certain members of Changyou’s management and certain other employees of options for the purchase of an aggregate of 1,909,000 Class A ordinary shares at an exercise price of $0.01.
On February 2, 2021,
the Changyou Board approved
the grant, effective
for vesting commencement purposes
as of February
2
, 2021, to certain members of
Changyou’s management and certain other
employees of options for the purchase of an aggregate of 600,000 Class A ordinary shares at an exercise price of $0.01.
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
re-measurement
will be made, given that the
awards are obligations
based on a fixed amount of $5.39 per Changyou Class A ordinary share.
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
As of December 31, 2021, 954,500 of the share options granted under the Changyou 2019 Share Incentive Plan had vested. The cumulative share-based compensation expense of $2.6 million for the granted share options was adjusted and fixed based on a price of $5.39 per Changyou Class A ordinary share after the Changyou Plans’ Modification. For the years ended December 31, 2021 and 2020, total share-based compensation expense recognized for these share options under the Changyou 2019 Share Incentive Plan was $3.9 million and $4.8 million, respectively. For the years ended December 31, 2021 and 2020
, the total value of these Changyou share options vested on their respective vesting dates was $2.6 million and $2.6 million, respectively
.
3) Sohu Video Share-based Awards
On January 4, 2012, Sohu Video, the holding entity of Sohu’s video division, adopted the Sohu Video Share Incentive Plan
,
which provided for the issuance of up to
 25,000,000
ordinary shares of Sohu Video to management and key employees of the video division and to Sohu management. The maximum term of any share
-
based
award granted under the Sohu Video Share Incentive
Plan is 10 years from
the grant date. The Sohu Video Share Incentive Plan expired on January 4, 2022, and is no longer available for granting new share-based awards.

As of December 31, 2021, grants of options for the purchase of 16,368,200 ordinary shares of Sohu Video had been contractually made and were subject to vesting in four equal installments, with each installment vesting upon a service period requirement being met, as well as Sohu Video’s achievement of performance targets for the corresponding period.

As of
December 31, 2021,

options for the purchase of 4,972,800

Sohu Video

ordinary shares
 were vested.
For purposes of ASC
718-10-25,
as of December 31, 2021, no grant date had occurred, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients.

In accordance with ASC
718-10-55,
the Group’s management determined that the service inception date with respect to vested option awards for the purchase of 4,972,800 shares had preceded the grant date. Therefore, the Group recognized compensation expense for those
vested Sohu Video share-based awards and
re-measured
 the compensation expense on each subsequent reporting date based on the then-current fair values of these vested awards
, which the Group will continue to do

until the grant date is established.
For the years ended December 31, 2021, 2020 and 2019, total share-based compensation expense recognized for vested Sohu Video options under the Sohu Video Share Incentive Plan was negative
 $
1.0 million, negative $0.7 million and negative $0.9 million, respectively.

The fair value as of December 31, 2021 of the Sohu Video options contractually granted to management and key employees of Sohu Video and to Sohu management was estimated on the reporting date using the binomial valuation model, with the following assumptions used:

Assumptions Adopted	2020	2021
Average risk-free interest rate	1.11%	0.59%
Exercise multiple	2.8	2.8
Expected forfeiture rate (post-vesting)	5%	2%
Weighted average expected option life	1.0	0
Volatility rate	57.3%	97.3%
Dividend yield	0	0
Fair value	0.21	0
19. NONCONTROLLING INTEREST
Prior to the completion of the Changyou Merger on April 17, 2020, the noncontrolling interests in the Sohu Group’s consolidated financial statements primarily consisted of noncontrolling interests for Changyou and Sogou and, following the completion of the Changyou Merger and prior to the completion of the Tencent/Sohu Sogou Share Purchase, consisted of noncontrolling interests for Sogou.
Noncontrolling Interest in the Consolidated Balance Sheets
As of December 31, 2021 and 2020, noncontrolling interest in the consolidated balance sheets was
$
1.3
million

and $684.6
million
, respectively.

	As of December 31,
	2020	2021

Changyou	$1,321	$1,318
Sogou	683,291	0

Total	$684,612	$1,318

Noncontrolling

Interest of Changyou
As a result of the completion of Sohu’s acquisition of the noncontrolling interests in Changyou on April 17, 2020, Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares, and the noncontrolling interests recognized in the Sohu Group’s consolidated balance sheets only reflected economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
Noncontrolling

interest of Changyou of $1.3 million was recognized in the Sohu Group’s consolidated balance sheets as of both December 31, 2021 and 2020.
Noncontrolling Interest of Sogou
As of December 31, 2021 and 2020, noncontrolling interest of Sogou of nil and $683.3 million, respectively, was recognized in the Sohu Group’s consolidated balance sheets, representing an economic interest of nil and 66%, respectively, in Sogou’s net assets held by shareholders other than Sohu and reflecting the reclassification of Sogou’s share-based compensation expense from shareholders’ additional paid-in
capital to noncontrolling interest.

As a result of the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, the Company no longer has any ownership interest in Sogou and has ceased consolidating Sogou in the Company’s consolidated financial statements.
Noncontrolling Interest in the Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2021, 2020 and 2019, respectively, the Sohu Group had net income of $6.4 million, net income of

negative
 $42.2 million and net income of $105.9 million, respectively, attributable to the noncontrolling interest in the consolidated statements of comprehensive income/(loss).

	Year Ended December 31,
	2019	2020	2021

Changyou	$46,990	$18,448	$(3)
Sogou	58,955	(60,656)	6,451

Total	$105,945	$(42,208)	$6,448

	Year Ended December 31,
	2019	2020	2021

Net income /(loss) from continuing operations attributable to noncontrolling shareholders	$58,223	$18,448	$(3)
Net income/(loss) from discontinued operations attributable to noncontrolling shareholders	47,722	(60,656)	6,451

Net income/(loss) attributable to noncontrolling interest shareholders	$105,945	$(42,208)	$6,448

Noncontrolling Interest of Changyou
For the years ended December 31, 2021, 2020 and 2019, respectively, a net loss of
$3,000
,
 net income

of
$18.4 million and
net income of
$47.0 million, respectively, attributable to the noncontrolling interest of Changyou was recognized in the Sohu Group’s consolidated statements of comprehensive income/(loss), representing nil, nil and 33%, respectively, of the economic interest in Changyou attributable to shareholders other than Sohu.
Noncontrolling Interest of Sogou (Discontinued)
For the years ended December 31, 2021, 2020 and 2019, respectively, net income o
f
 $6.5
million, a

net
loss of
$
60.7
 million
 and
net income
of

$
59.0
 million, respectively, attributable to the noncontrolling interest of Sogou was recognized in the Sohu Group’s consolidated statements of comprehensive income/(loss), representing Sogou’s net income/(loss) attributable to shareholders other than Sohu.

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
After the Changyou Plans’ Modification, all of Changyou’s previously granted share-based awards were reclassified as obligation-based awards. Accordingly, all of those Changyou awards are excluded from the calculation of Sohu’s diluted net income/(loss) per share. Changyou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share. There have been no dilutive effects resulting from Changyou’s existing unvested share options.
Sogou’s Net Income/(Loss) Attributable to Sohu (Discontinued)
Prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou’s net income/(loss) attributable to Sohu was determined using the percentage that the weighted average number of Sogou shares held by Sohu represented of the weighted average number of Sogou ordinary shares and shares issuable upon the exercise or settlement of share-based awards under the treasury stock method, and not by using the percentage held by Sohu of the total economic interest in Sogou, which is used for the calculation of basic net income per share. Sogou’s net income/(loss) attributable to Sohu is reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income.

In the calculation of Sohu’s diluted net income/(loss) per share, assuming a dilutive effect, the percentage of Sohu’s shareholding in Sogou was calculated by treating convertible preferred shares issued by Sogou as having been converted at the beginning of the period and unvested Sogou share options where the performance targets had been achieved, as well as vested but unexercised Sogou share options, as having been exercised during the period. The dilutive effect of share-based awards with a performance requirement was not considered before the performance targets were actually met. The effect of this calculation is presented as “incremental dilution from Sogou” in the table below. Assuming an anti-dilutive effect, all of these Sogou shares and share options are excluded from the calculation of Sohu’s diluted income/(loss) per share. As a result, Sogou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share.
As a result of the completion of the Tencent/Sohu Sogou Share Purchase, the Sohu Group no longer has any ownership interest in Sogou, and Sogou is not included in the Sohu Group’s consolidated financial statements.

The following table presents the calculation of the Sohu Group’s basic and diluted net loss per share (in thousands, except per share data).

	Year Ended December 31,
	2019	2020	2021
Numerator:

Net income/(loss) from continuing operations attributable to Sohu.com Limited, basic	$(156,722)	$(54,975)	$69,274
Net income/(loss) from discontinued operations attributable to Sohu.com Limited, basic	7,386	(31,137)	858,451
Net income/(loss) attributable to Sohu.com Limited, basic	(149,336)	(86,112)	927,725
Effect of dilutive securities:
Incremental dilution from Changyou	(507)	(392)	0
Incremental dilution from Sogou	(606)	0	(20)
Net income/(loss) from continuing operations attributable to Sohu.com Limited, diluted	(157,282)	(55,365)	69,274
Net income/(loss) from discontinued operations attributable to Sohu.com Limited, diluted	6,833	(31,139)	858,431

Net income/(loss) attributable to Sohu.com Limited, diluted	$(150,449)	$(86,504)	$927,705

Denominator:
Weighted average basic ordinary shares outstanding	39,249	39,452	39,501
Effect of dilutive securities:
Share options and restricted share units	0	0	0

Weighted average diluted ordinary shares outstanding	$39,249	$39,452	$39,501

Basic net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(3.99)	$(1.39)	$1.75
Discontinued operations	0.19	(0.79)	21.74

Net income/(loss) per share	(3.80)	(2.18)	23.49

Diluted net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(4.01)	$(1.40)	$1.75
Discontinued operations	0.18	(0.79)	21.74

Net income/(loss) per share	(3.83)	(2.19)	23.49

21. CHINA CONTRIBUTION PLAN
The Sohu
Group’s subsidiaries and consolidated VIEs in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Group’s subsidiaries and consolidated VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group’s China-based subsidiaries and consolidated VIEs have no further commitments beyond their monthly contributions. For the years ended December 31, 2021, 2020 and 2019, the Group’s China based subsidiaries and consolidated VIEs contributed a total of $83.1 million, $59.2 million and $79.2 million, respectively, to these funds.
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
For the years ended December 31, 2021, 2020 and 2019, the total amount of profits contributed to these funds by the Group was $0.1 million, $0.4 million and $10.4 million, respectively. As of December 31, 2021 and 2020, the total amount of profits contributed to these funds by the Group was $57.2 million and $81.1 million, respectively.
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
Operation Risk
For the years ended December 31, 2021, 2020 and 2019, there were no revenues from customers that individually represent greater than 10% of the total online advertising revenues.
For the year ended December 31, 2021, revenues from TLBB
 PC
were $421.7 million, accounting for approximately 66% of Changyou’s online game revenues, approximately 65% of Changyou’s total revenues and approximately 50% of the Sohu Group’s total revenues. For the year ended December 31, 2021, revenues from Legacy TLBB Mobile were $79.5 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 12% of Changyou’s total revenues, and approximately 10% of the Sohu Group’s total revenues.
Financial instruments that potentially subject the Sohu Group to concentration risks consist primarily of cash and cash equivalents, short-term investments and long-term time deposits. Cash and cash equivalents in Sohu Group are mainly denominated in RMB and in U.S. dollars. Short-term investments and long-term time deposits are denominated in RMB. The Group may experience economic losses and negative impacts on earnings and equity as a result of fluctuations in the exchange rate between the U.S. dollar and the RMB. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

Credit Risk
As of December 31, 2021, approximately 61% of the Sohu Group’s cash and cash equivalents,

short-term investments
,

and long-term

time deposits
were held in 16 financial institutions in Mainland China. The remaining cash and cash equivalents and short-term investments were held prima rily in financial institutions in Hong Kong and Macao.
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
Management expects that any additional institutions that the Sohu Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. As a further means of managing its credit risk, the Sohu Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2021 and 2020, the Sohu Group held its cash and bank deposits in different financial institutions and held no more than approximately 35% and 59%, respectively, of its total cash at any single institution.
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
24. RESTRICTED NET ASSETS
Relevant PRC law and regulations permit payment of dividends by
PRC-based
operating entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a
PRC-based
operating entity is required to annually appropriate 10% of net after-tax
income to the statutory surplus reserve fund (see Note 23) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under PRC law and regulations,
PRC-based
operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from
PRC-based
operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2021, the Group had restricted net assets in the amount of $1.29 billion.