Form 20-F
period 2022-12-31
Sohu.com Ltd
filed 2023-03-30
CIK 1734107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,737,336 ordinary shares, par value $0.001 per share, as of December 31, 2022.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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
☐ Yes ☐ No

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our,” “our company,” “our Group,” the “Sohu Group,” the “Group,” and “Sohu” refer to Sohu.com Limited (or our predecessor Sohu.com Inc., as applicable) and, unless the context requires otherwise, include its subsidiaries and variable interest entities (“VIEs”) that it consolidates. For a list of the principal VIEs we consolidate, see “Information on the Company - Organizational Structure” in Item 4 of this annual report. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts. Sohu.com Inc., a Delaware corporation, was dissolved on May 31, 2018 and Sohu.com Limited, which before then was a direct wholly-owned subsidiary of Sohu.com Inc., replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group. See “Information on the Company-History and Development of the Company” in Item 4 of this annual report.

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, par value $0.001 per share;

•	“Cayman Islands Companies Act” refers to the Companies Act (2023 Revision) (as amended or revised from time to time) of the Cayman Islands;

•

“Changyou” refers to Changyou.com Limited, a Cayman Islands exempted company, and unless the context requires otherwise, includes its subsidiaries and the consolidated VIEs, but excludes Fox Information Technology (Tianjin) Limited (“Video Tianjin”) and its subsidiaries;

•	“China” or the “PRC” refers to the People’s Republic of China; and “Chinese mainland” refers to the People’s Republic of China excluding Hong Kong, Macau, and Taiwan;

•	“HNTE” refers to high and new technology enterprises;

•	“IPO” refers to an initial public offering;

•	“KNSE” refers to key national software enterprises;

•

“Legacy TLBB Mobile” refers to a mobile game that Changyou developed based on the title and characters of Tian Long Ba Bu, which is operated by Tencent under license from Changyou and was launched in May 2017;

•	“Memorandum and Articles of Association” refers to our Amended and Restated Memorandum of Association and our Amended and Restated Articles of Association;

•	“MMORPGs” refers to massively multiplayer online role-playing games;

•	“Offshore” refers to nations and territories outside of the Chinese mainland, and for this purpose includes Hong Kong, Macau, and Taiwan;

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

•	“RMB” refers to the Renminbi, which is the legal currency of the Chinese mainland;

•	“Sogou” refers to Sogou Inc., a Cayman Islands exempted company, and unless the context requires otherwise, includes its subsidiaries and the VIEs it consolidates;

•	“Tencent” refers to Tencent Holdings Limited and its subsidiaries under International Financial Reporting Standards;

•	“Tian Long Ba Bu,” refers to the popular novel of that name by the famous Chinese writer Louis Cha;

•	“TLBB” or “TLBB PC” refers to the PC game developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB 3D” refers to a mobile game that was developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB Honor” refers to another mobile game that was developed based on the title and characters of Tian Long Ba Bu, which adopts an innovative portrait interface;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“U.S. TCJA” refers to the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017; and

•	“VIE” refers to an entity that is a variable interest entity under U.S. GAAP, including a subsidiary of an entity that is a variable interest entity under U.S. GAAP.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income/(loss) for the years ended December 31, 2020, 2021, and 2022 and audited consolidated balance sheets as of December 31, 2021 and 2022.

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

Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017, trading under the symbol “SOGO.” On September 23, 2021, we completed the transactions contemplated by a Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, among us, our indirect wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and TitanSupernova Limited (“Tencent Merger Sub”), an indirect wholly-owned subsidiary of Tencent (as so amended, the “Tencent/Sohu Sogou Share Purchase Agreement”), in which Sohu Search sold all of the Class A ordinary shares of Sogou and Class B ordinary shares of Sogou owned by Sohu Search to Tencent Merger Sub at a purchase price of $9.00 per share (the “Tencent/Sohu Sogou Share Purchase”). We received gross consideration of approximately $1.18 billion in cash from the Tencent/Sohu Sogou Share Purchase. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, we no longer have any beneficial ownership interest in Sogou. See “Item 4. Information on the Company - History and Development of the Company” for a more detailed description of the transactions contemplated by the Tencent/Sohu Sogou Share Purchase Agreement.

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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading Chinese online media, video, and game business group in the Chinese mainland;

•	our expected development, launch and market acceptance of our products and services;

•	our various initiatives to implement our business strategies to expand our business;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online media, video, and game industries in the Chinese mainland;

•	regulatory policies in the Chinese mainland relating to the Internet and Internet content providers, including online media, video, and game developers and operators; and

•

the effect that Chinese mainland laws and regulations; regulatory policies in the Chinese mainland; and the views of courts, arbitral tribunals, and other regulatory authorities in the Chinese mainland may have on our ability to rely on contractual rights to effect control and management of the VIEs that are consolidated with us and our ability to consolidate such VIEs’ results of operations, assets, and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIEs to our corresponding Chinese mainland subsidiaries.

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

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with all other parts of this annual report, including the risk factors set forth in Item 3. See “Key Information-Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Financial Information Related to VIEs and Sohu.com Limited

We do not own the VIEs that we consolidate in our financial statements. Chinese mainland law currently restricts foreign ownership of value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the Chinese mainland. To comply with Chinese mainland law, we conduct a significant part of our value-added telecommunications, online game, and other business activities through contractual arrangements between our principal Chinese mainland subsidiaries and the corresponding VIEs and their respective shareholders. See “Information on the Company - Organizational Structure” in Item 4 of this annual report for a description of the ownership information of the principal VIEs through which we conduct a significant portion of our operations. See Item 7 “Major Shareholders and Related Party Transactions – Contractual Arrangements with VIEs and their Shareholders” of this annual report for a more detailed discussion of the contractual arrangements with the VIEs. For a discussion of risks related to these contractual arrangements, please see “Item 3. Key Information - Risk Factors - Risks Related to Our Corporate Structure- We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business, these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses, and the contracts may be difficult to enforce” and “- A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.”

The table below presents our condensed consolidating schedule of financial position for our top-tier publicly-traded holding company Sohu.com Limited (the “Company”), our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and the VIEs and their subsidiaries that we consolidate as of the dates presented (in thousands).

Between our entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria for discontinued operations. Accordingly, the results of operations of Sogou and the gain of approximately $855 million, net of transaction and other costs, from its disposal are presented in separate line items in the table below as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Accordingly, the financial position, results of operations, and cash flows related to the discontinued Sogou operations have not been disaggregated in the table below, because they do not constitute any part of our consolidated financial statements following the completion of the Tencent/Sohu Sogou Share Purchase.

	As of December 31, 2021
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents	$13,564	606,306	346,566	32,513	0	998,949
Restricted cash	0	0	1,969	0	0	1,969
Short-term investments	0	147,598	251,747	0	0	399,345
Accounts receivable, net	0	25,552	20,971	36,027	0	82,550
Prepaid and other current assets	723	13,224	74,528	18,836	0	107,311
Intra-Group receivables due from subsidiaries (1)	539,677	670,362	837,566	647,330	(2,694,935)	0

Total current assets	553,964	1,463,042	1,533,347	734,706	(2,694,935)	1,590,124

Fixed assets, net	0	55,358	274,212	427	0	329,997
Investment in subsidiaries (2)	918,243	779,717	349,208	0	(2,047,168)	0
Controlling financial interests in VIEs (3)	0	0	213,763	0	(213,763)	0
Long-term time deposits	0	0	189,007	0	0	189,007
Other non-current assets	22,036	9,469	19,976	86,744	(1,568)	136,657

Total assets	$1,494,243	2,307,586	2,579,513	821,877	(4,957,434)	2,245,785

LIABILITIES
Current liabilities:
Accounts payable	$0	21,301	53,821	12,325	0	87,447
Accrued liabilities	1,678	11,257	81,566	43,695	0	138,196
Receipts in advance and deferred revenue	0	4,938	6,259	45,844	0	57,041
Accrued salary and benefits	83	25,637	57,372	8,393	0	91,485
Tax payables	9	7,925	7,241	1,539	0	16,714
Intra-Group payables due to subsidiaries (1)	36,912	1,011,224	1,184,312	462,487	(2,694,935)	0
Other short-term liabilities	1,358	58,866	38,250	14,094	0	112,568

Total current liabilities	40,040	1,141,148	1,428,821	588,377	(2,694,935)	503,451

Long-term other payables	0	0	3,922	0	0	3,922
Long-term tax liabilities	163,334	16,119	0	14,465	0	193,918
Deferred tax liabilities	0	237,116	8,726	3,323	0	249,165
Other non-current liabilities	0	0	2,960	1,750	(1,568)	3,142

Total long-term liabilities	163,334	253,235	15,608	19,538	(1,568)	450,147

Total liabilities	$203,374	1,394,383	1,444,429	607,915	(2,696,503)	953,598

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity	1,290,869	911,936	1,135,084	213,962	(2,260,982)	1,290,869
Noncontrolling interest	0	1,267	0	0	51	1,318

Total shareholders’ equity (2)(3)	1,290,869	913,203	1,135,084	213,962	(2,260,931)	1,292,187

Total liabilities and shareholders’ equity	$1,494,243	2,307,586	2,579,513	821,877	(4,957,434)	2,245,785

	As of December 31, 2022
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents	$1,308	648,981	25,800	21,732	0	697,821
Restricted cash	0	0	1,803	1,838	0	3,641
Short-term investments	0	467,294	1,726	4,604	0	473,624
Accounts receivable, net	0	28,913	6	38,622	0	67,541
Prepaid and other current assets	700	22,201	46,258	13,934	0	83,093
Intra-Group receivables due from subsidiaries (1)	512,936	353,286	666,291	594,099	(2,126,612)	0

Total current assets	514,944	1,520,675	741,884	674,829	(2,126,612)	1,325,720

Fixed assets, net	0	51,087	236,787	352	0	288,226
Investment in subsidiaries (2)	834,714	1,735,970	455,149	0	(3,025,833)	0
Controlling financial interests in VIEs (3)	0	0	198,476	0	(198,476)	0
Long-term time deposits	0	0	265,802	0	0	265,802
Other non-current assets	22,036	8,284	15,694	53,450	(1,436)	98,028

Total assets	$1,371,694	3,316,016	1,913,792	728,631	(5,352,357)	1,977,776

LIABILITIES
Current liabilities:
Accounts payable	$0	26,751	18,789	10,909	0	56,449
Accrued liabilities	1,129	57,224	30,162	37,946	0	126,461
Receipts in advance and deferred revenue	0	7,055	77	40,948	0	48,080
Accrued salary and benefits	83	19,288	35,154	6,229	0	60,754
Tax payables	0	2,217	7,212	1,183	0	10,612
Intra-Group payables due to subsidiaries (1)	90,173	907,191	726,702	402,546	(2,126,612)	0
Other short-term liabilities	0	56,356	43,074	15,102	0	114,532

Total current liabilities	91,385	1,076,082	861,170	514,863	(2,126,612)	416,888

Long-term other payables	0	866	929	0	0	1,795
Long-term tax liabilities	170,867	16,120	0	13,242	0	200,229
Deferred tax liabilities	0	239,013	8,252	549	0	247,814
Other non-current liabilities	0	(80)	420	1,436	(1,436)	340

Total long-term liabilities	170,867	255,919	9,601	15,227	(1,436)	450,178

Total liabilities	$262,252	1,332,001	870,771	530,090	(2,128,048)	867,066

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity	1,109,442	1,982,747	1,043,021	198,541	(3,224,309)	1,109,442
Noncontrolling interest	0	1,268	0	0	0	1,268

Total shareholders’ equity (2)(3)	1,109,442	1,984,015	1,043,021	198,541	(3,224,309)	1,110,710

Total liabilities and shareholders’ equity	$1,371,694	3,316,016	1,913,792	728,631	(5,352,357)	1,977,776

The following table presents our condensed consolidating schedules of results of operations for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2020
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	119,098	77,812	552,980	0	749,890
Intra-Group revenues (4)		0	19,598	390,062	30,207	(439,867)	0

Total revenues		0	138,696	467,874	583,187	(439,867)	749,890
Cost of revenues:
Third-party cost of revenues		0	24,674	99,430	93,333	0	217,437
Intra-Group cost of revenues (4)		0	4,376	34,280	141,717	(180,373)	0

Total cost of revenues		0	29,050	133,710	235,050	(180,373)	217,437

Gross profit		0	109,646	334,164	348,137	(259,494)	532,453
Operating expenses:
Third-party operating expenses		1,613	95,727	310,759	50,983	0	459,082
Intra-Group operating expenses (4)		0	3,957	741	254,796	(259,494)	0

Total operating expenses		1,613	99,684	311,500	305,779	(259,494)	459,082

Operating profit/(loss)		(1,613)	9,962	22,664	42,358	0	73,371
Income/(loss) from subsidiaries (2)		(46,084)	69,099	37,195	0	(60,210)	0
Income/(loss) from VIEs (3)		0	0	41,743	0	(41,743)	0
Non-operating income/(expense)		(1,071)	(3,948)	24,679	3,668	0	23,328

Income/(loss) before income tax expense		(48,768)	75,113	126,281	46,026	(101,953)	96,699
Income tax expense		6,207	102,749	20,000	4,270	0	133,226

Net income/(loss) from continuing operations		(54,975)	(27,636)	106,281	41,756	(101,953)	(36,527)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders		0	18,448	0	0	0	18,448

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(54,975)	(46,084)	106,281	41,756	(101,953)	(54,975)
Net loss from discontinued operations, net of tax							(31,137)

Net loss	$						(86,112)

	Year Ended December 31, 2021
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	90,830	79,923	664,823	0	835,576
Intra-Group revenues (4)		0	275,774	256,801	21,488	(554,063)	0

Total revenues		0	366,604	336,724	686,311	(554,063)	835,576
Cost of revenues:
Third-party cost of revenues		0	26,055	96,891	81,725	0	204,671
Intra-Group cost of revenues (4)		0	4,957	37,732	136,221	(178,910)	0

Total cost of revenues		0	31,012	134,623	217,946	(178,910)	204,671

Gross profit		0	335,592	202,101	468,365	(375,153)	630,905
Operating expenses:
Third-party operating expenses		1,768	123,963	335,576	72,126	0	533,433
Intra-Group operating expenses (4)		0	11,325	2,831	366,762	(380,918)	0

Total operating expenses		1,768	135,288	338,407	438,888	(380,918)	533,433

Operating profit/(loss)		(1,768)	200,304	(136,306)	29,477	5,765	97,472
Income/(loss) from subsidiaries (2)		75,343	(71,989)	182,818	0	(186,172)	0
Income/(loss) from VIEs (3)		0	0	35,805	0	(35,805)	0
Non-operating income/(expense)		526	(3,017)	32,843	9,508	(5,765)	34,095

Income before income tax expense		74,101	125,298	115,160	38,985	(221,977)	131,567
Income tax expense		4,827	49,958	4,331	3,180	0	62,296

Net income from continuing operations		69,274	75,340	110,829	35,805	(221,977)	69,271
Less: Net loss from continuing operations attributable to the noncontrolling interest shareholders		0	(3)	0	0	0	(3)

Net income from continuing operations attributable to Sohu.com Limited		69,274	75,343	110,829	35,805	(221,977)	69,274
Net income from discontinued operations, net of tax							858,451

Net income	$						927,725

	Year Ended December 31, 2022
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	141,118	1,274	591,480	0	733,872
Intra-Group revenues (4)		0	202,250	257,442	27,914	(487,606)	0

Total revenues		0	343,368	258,716	619,394	(487,606)	733,872
Cost of revenues:
Third-party cost of revenues		0	34,125	60,845	96,603	0	191,573
Intra-Group cost of revenues (4)		0	24,232	17,499	104,883	(146,614)	0

Total cost of revenues		0	58,357	78,344	201,486	(146,614)	191,573

Gross profit		0	285,011	180,372	417,908	(340,992)	542,299
Operating expenses:
Third-party operating expenses		2,206	187,875	280,180	72,911	0	543,172
Intra-Group operating expenses (4)		0	9,104	2,662	329,226	(340,992)	0

Total operating expenses		2,206	196,979	282,842	402,137	(340,992)	543,172

Operating profit/(loss)		(2,206)	88,032	(102,470)	15,771	0	(873)
Income/(loss) from subsidiaries (2)		(213)	(71,405)	74,897	0	(3,279)	0
Income/(loss) from VIEs (3)		0	0	2,691	0	(2,691)	0
Non-operating income/(expense)		(7,390)	24,159	37,107	(12,398)	0	41,478

Income before income tax expense		(9,809)	40,786	12,225	3,373	(5,970)	40,605
Income tax expense		7,534	40,997	8,733	682	0	57,946

Net income/(loss) from continuing operations		(17,343)	(211)	3,492	2,691	(5,970)	(17,341)
Less: Net loss from continuing operations attributable to the noncontrolling interest shareholders		0	2	0	0	0	2

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(17,343)	(213)	3,492	2,691	(5,970)	(17,343)

Net loss	$						(17,343)

The following table presents our condensed consolidating schedules of cash flows for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2020
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(5,371)	(25,798)	(264,700)	459,263	0	163,394
Net cash provided by/(used in) transactions with intra-Group entities	0	18,721	360,928	(379,649)	0	0

Net cash provided by/(used in) continuing operating activities (5)	(5,371)	(7,077)	96,228	79,614	0	163,394
Net cash provided used in discontinued operating activities						(68,187)

Net cash provided by operating activities						95,207
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	0	167,702	17,464	(773)	0	184,393
Net cash provided by/(used in) transactions with intra-Group entities	1,961	5,660	226,972	(106,321)	(128,272)	0

Net cash provided by/(used in) continuing investing activities (5)	1,961	173,362	244,436	(107,094)	(128,272)	184,393
Net cash provided by discontinued investing activities						235,374

Net cash provided by investing activities						419,767
Cash flows from financing activities:
Net cash provided by/(used in) transactions with third parties	0	204,941	(103,146)	0	0	101,795
Net cash provided by/(used in) transactions with intra-Group entities	0	(254,216)	93,193	32,751	128,272	0

Net cash provided by/(used in) continuing financing activities (5)	0	(49,275)	(9,953)	32,751	128,272	101,795
Net cash used in discontinued financing activities						(8,209)

Net cash provided by financing activities						93,586

	Year Ended December 31, 2021
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(517)	(127,098)	(299,947)	541,172	0	113,610
Net cash provided by/(used in) transactions with intra-Group entities	0	288,308	217,245	(505,553)	0	0

Net cash provided by/(used in) continuing operating activities	(517)	161,210	(82,702)	35,619	0	113,610
Net cash used in discontinued operating activities						(175,888)

Net cash used in operating activities						(62,278)
Cash flows from investing activities:
Net cash used in transactions with third parties	0	(112,599)	(400,933)	(23,887)	0	(537,419)
Net cash provided by/(used in) transactions with intra-Group entities	(5,999)	(172,370)	209,079	(140,671)	109,961	0

Net cash used in continuing investing activities	(5,999)	(284,969)	(191,854)	(164,558)	109,961	(537,419)
Net cash provided by discontinued investing activities						1,054,148

Net cash provided by investing activities						516,729
Cash flows from financing activities:
Net cash used in transactions with third parties	(17,418)	(407,550)	0	0	0	(424,968)
Net cash provided by/(used in) transactions with intra-Group entities	36,912	(236,658)	197,819	111,888	(109,961)	0

Net cash provided by/(used in) continuing financing activities	19,494	(644,208)	197,819	111,888	(109,961)	(424,968)
Net cash used in discontinued financing activities						(9,132)

Net cash used in financing activities						(434,100)

	Year Ended December 31, 2022
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(10,122)	(229,554)	(177,018)	448,936	0	32,242
Net cash provided by/(used in) transactions with intra-Group entities	0	186,468	259,192	(445,660)	0	0

Net cash provided by/(used in) continuing operating activities	(10,122)	(43,086)	82,174	3,276	0	32,242

Net cash provided by operating activities						32,242
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	0	(340,000)	112,632	(5,421)	0	(232,789)
Net cash provided by/(used in) transactions with intra-Group entities	7,967	605,535	(208,182)	72,497	(477,817)	0

Net cash provided by/(used in) continuing investing activities	7,967	265,535	(95,550)	67,076	(477,817)	(232,789)

Net cash used in investing activities						(232,789)
Cash flows from financing activities:
Net cash used in transactions with third parties	(82,136)	0	0	0	0	(82,136)
Net cash provided by/(used in) transactions with intra-Group entities	72,036	(171,590)	(299,054)	(79,209)	477,817	0

Net cash provided by/(used in) continuing financing activities	(10,100)	(171,590)	(299,054)	(79,209)	477,817	(82,136)

Net cash used in financing activities						(82,136)

Note (1): Represents the elimination of intercompany balances generated from intra-Group service charges among Sohu.com Limited, the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.

Note (2): Represents the elimination of investments among Sohu.com Limited, the Primary Beneficiaries of VIEs, and the Other Subsidiaries.

Note (3): Represents the elimination between the Primary Beneficiaries of VIEs and the VIEs and their subsidiaries that we consolidate under U.S. GAAP (ASC 810).

Note (4): Represents the elimination of intra-Group service charges at the consolidation level.

Note (5): The net cash provided by/(used in) operating activities and investing activities of Sohu.com Limited and the net cash provided by/(used in) operating activities, investing activities and financing activities of the VIEs and their subsidiaries that we consolidate have been revised for the year ended December 31, 2020 from amounts previously disclosed in the financial statements Notes.

Transfers of Cash Within the Sohu Group

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs (in thousands):

	Year ended December 31,
	2020	2021	2022
Cash paid by the VIEs to our subsidiaries under service agreements	$(411,668)	$(528,330)	$(478,098)
Cash received by the VIEs from our subsidiaries under service agreements	32,019	22,777	32,438
Cash paid by the VIEs to our subsidiaries for intra-Group financing	(106,321)	(140,671)	(79,209)
Cash received by the VIEs from our subsidiaries for intra-Group financing	32,751	111,888	72,497

Risk Factors

Risks Related to Our Business

We are subject to the risks associated with operating in an evolving market.

As a company operating in an evolving Internet market in the Chinese mainland, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

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

Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors which could have an adverse impact on our business. Our online advertising revenues often fluctuate as our advertisers adjust their online marketing spending as their industries go through business and economic cycles. Our advertisers’ online marketing spending may also be negatively impacted by the COVID-19 pandemic and/or the general macroeconomic environment in the Chinese mainland, which in turn could negatively impact our online advertising revenues. Also see “- We depend on revenues from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.”

We depend on revenues from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.

For the year ended December 31, 2022, 61% of our total revenues and 77% of our online game revenues were derived from TLBB and Legacy TLBB Mobile. However, the popularity of PC games continues to decline as game players have switched to mobile devices to access online games. Despite Changyou’s efforts to improve TLBB, our game players may nevertheless lose interest in it over time and TLBB’s popularity, revenues, and profitability may decline accordingly. If Changyou fails to improve and update TLBB on a timely basis, or if Changyou’s competitors introduce more popular games, including mobile games, catering to Changyou’s game-player base, the decline in TLBB’s popularity can be expected to accelerate, which could cause a significant decrease in our revenues. If Changyou’s revenues from TLBB and Legacy TLBB Mobile continue to decline as they have in recent years, or if Changyou’s online game revenues from games other than TLBB and Legacy TLBB Mobile do not grow or if they decrease, our revenues, net income, and operating cash flow will be adversely affected. Furthermore, any interruptions in TLBB’s and Legacy TLBB Mobile’s operations could cause significant decreases in our revenues, net income, and operating cash flow.

We face intense competition, which could reduce our market share and adversely affect our financial performance.

There are many companies that distribute online content and services targeting Chinese Internet users. We compete with distributors of content and services over the Internet, including content sites, online games, Internet service providers and sites maintained by regulatory authorities, educational institutions and other institutions. These sites compete with us for user traffic, advertising dollars, online game players, potential partners and mobile services. The Internet market in the Chinese mainland continues to evolve. Competition is intense and can be expected to increase significantly in the future, because there are no substantial barriers to entry in our market.

We have many competitors in the Internet market in the Chinese mainland, including 58.com, Alibaba, Archosaur, Autohome, Baidu, Bilibili, BitAuto, Century Huatong (formerly known as Shanda), Douyin, Douyu, Fang, Giant, Huya, IGG, iQIYI, JOYY, Kuaishou, Leju, Lilith, Mango TV, miHoYo, Momo, NetDragon, NetEase, Perfect World, Phoenix, Qutoutiao, Sina, Tencent, TouTiao, and Youku. We compete with our peers and competitors in the Chinese mainland primarily on the following basis:

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

Our existing competitors may in the future achieve greater market acceptance and gain a greater market share through launching of new products, introducing new technologies, or forming alliances among themselves, or may enhance their ability to compete with us through mergers and acquisitions or financing activities. For example, in the past many of our competitors have successfully raised significant amounts of capital through IPOs, follow-on public equity offerings, and convertible bond offerings. Several of our competitors have also conducted private placements of equity or debt that included alliances with larger partners who are able to bring them strategic advantages in addition to financing. By enhancing their capital bases and forming strategic alliances, our competitors have strengthened their competitiveness and gained greater brand recognition. Recently some of our major competitors have actively invested or initiated transactions in the market sectors in which we operate or into which we wish to expand our business, which could make it more difficult for us to compete against them effectively.

In addition, in recent years the Internet industry in the Chinese mainland has been increasingly dominated by Alibaba, Baidu, and Tencent. These dominant companies may be able to further strengthen their influence in the industry by encouraging cooperation among the companies in which they invest or with which they establish strategic relationships. We may not be able to compete successfully and avoid marginalization in the industry if we are unable to develop our own comparable business ecosystem, which may be difficult for us to do in view of our relatively limited resources in comparison to these dominant companies.

Further, new competitors may emerge and acquire significant market share. For example, high-quality smaller Internet companies continue to emerge in the Internet industry with competitive advantages over us, including that many are led by young entrepreneurs who have a particular understanding of the needs and interests of younger users and that, in view of their relatively small size, they are able to adapt more easily than we are to rapid changes in the industry by adjusting their product strategies, market focus, and profit models. Such smaller competitors compete with us in such areas as vertical content production, video playback, and live broadcast.

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

The Internet industry is undergoing rapid technological changes. Our future success will depend on our ability to respond to evolving technologies, adapt our services to changing industry standards and improve the performance and reliability of our services. If we fail to adapt to such changes, our business may be adversely affected. For example, with the emergence of cloud computing technology, the primary Internet technology platform has been transformed from a traditional platform to a cloud computing platform. If we fail to adapt to the transformation, our products and services upgrade process will fall behind our competitors, and accordingly weaken our capacity to adapt our technology to the market. Furthermore, cloud computing itself is a significant business opportunity. If we fail to seize the opportunity, we will lose our ability to capture a share of that market. In addition, as mobile devices other than personal computers are increasingly used to access the Internet, we must develop products and services for such devices. To meet advertisers’ needs in targeting potential advertisers accurately, we need to develop and operate a more effective system for our advertising delivery, tracking and recording. Otherwise, we will not be able to maintain or increase our revenues and market share. In the meantime, the Ministry of Industry and Information Technology (the “MIIT”) and other regulatory authorities in the Chinese mainland can be expected to regularly promulgate standards and other regulations regarding Internet software and other Internet-based technologies. Adapting to any such standards and regulations could require us to make significant expenditures in the future.

Our strategy of acquiring complementary assets, technologies and businesses or making other strategic investments may fail and result in impairment losses.

As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing businesses. Our acquisitions could result in the use of substantial amounts of cash, issuance of potentially dilutive equity securities, significant impairment losses related to goodwill or amortization expenses related to intangible assets, and exposure to undisclosed or potential liabilities of acquired companies. Companies that we have invested in could be adversely affected by the COVID-19 pandemic, which may lead to impairment of the values of our investments and in turn adversely affect our financial condition and operating results. In 2022, Changyou recognized a $12.0 million impairment loss for an equity investment in a third-party online game developer.

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

The retention and management of personnel require significant time and resource commitments from us and our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or anticipate our future growth, our business could be adversely affected. As we have approximately 4,900 employees, it can be difficult for us to fully monitor each employee’s behavior. In addition, as we have several branch offices in the Chinese mainland, it is harder for us to monitor and regulate the overall behavior of our branch offices or of individual employees at such branch offices, to effectively implement our strategy to local offices and to manage the growth of these local operations. We cannot be certain that we will be able to maintain policies and procedures that are rigorous enough or that we will be able to cause all of our employees or all of our branch offices to behave in conformity with those policies and procedures, or to ensure that our employees will not engage in conduct that could expose us to third-party liability or governmental sanctions, which may limit our future growth and hamper our business strategy. Additionally, our business relies on our reporting and data systems, which have grown increasingly complex due to acquisitions and the diversification and complexity of our business. Our ability to operate our business efficiently depends on these systems, and if we are unable to adapt to these changes, our business could be adversely affected.

Moreover, to keep pace with the developing and evolving Internet industry, we must continually explore new products, services or revenue models for our business. Since we may have limited experience in new business areas, we may fail to manage growth and adapt to industry trends and business models.

In addition, as the Internet industry has seen a significant shift from traditional personal computers to mobile devices, we must develop products and services that are adaptable to mobile devices so as to attract users and cause our existing users and advertisers to remain with us. See “- As our products and services are currently accessed primarily through mobile phones, tablets and other internet-enabled mobile devices, we believe that we must develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.”

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

Our future success is heavily dependent upon the services of our key executives, particularly Dr. Charles Zhang, who is the founder, Chief Executive Officer, Chairman of the Board, and a major shareholder of our company. We rely on his expertise in our business operations. For Changyou, we rely heavily on the services of Dewen Chen, Changyou’s Chief Executive Officer. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to replace them easily and our business may be severely disrupted. In addition, if any of our key executives or employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members, as well as customers and suppliers, and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition agreements governed by Chinese mainland law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions.

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

Our financial, operational, and administrative resources may be inadequate to sustain the growth we want to achieve. As the demands of our users and the needs of our customers change, the number of our users and volume of advertising increase, requirements for maintaining sufficient servers to provide high-definition online video and to provide game players smooth online game experiences increase, and mobile activities increase, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our operations effectively, the quality of our services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

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

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. For example, a third-party Internet platform operator might provide its users access to video content on our Internet platforms while blocking Internet advertisements embedded in our video content, which could adversely affect our advertising revenues and our reputation with our current and potential advertising clients. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Our self-developed Web series video productions may be disseminated by third parties without our authorization. In addition, under the Patent Law of the People’s Republic of China (the “Patent Law”), the State Council of China (the “State Council”)’s Patent Administration Department may grant a compulsory license to individuals or entities to use one or more of our patents if our exploitation of the patents has been determined to violate the antitrust laws. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries continue to evolve, and we cannot assure you that, in particular, the law of the Chinese mainland and of certain other countries and regions in which we operate our business will provide sufficient protection of our intellectual property rights. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources. We cannot be certain that judgments from any such lawsuits will be issued in our favor, or that any resulting damages will cover our business losses and litigation expenses, and if any such lawsuits do not achieve their intended effect, our business and operations may be adversely affected.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.

We cannot be certain that the products, services and intellectual property used in our normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business and have in the past been, and may in the future be, required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages or fines, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question. In addition, it is possible that content on our Internet platforms, which not only includes content developed by us but also provides a platform for a significant amount of content generated by others, may violate the intellectual property rights of third parties. We, as a primary provider of self-developed video content, may incur relatively higher monetary liability if such content is found to have infringed the intellectual property rights of third parties. Also, as we increasingly rely on content provided by third-party UGC and PGC providers on our Internet platforms, either developed by the outlets themselves or adapted from content of parties separate from such outlets, it will become increasingly difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims. Furthermore, regulatory authorities in the Chinese mainland have recently been drawing attention to issues regarding the infringement of online intellectual property rights. For example, a regulatory program, called the “Jian Wang Campaign,” aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2022, which was conducted from September through November of 2022, and targeted piracy and other forms of copyright infringement related to the unauthorized adaptation and compilation of short videos, the unauthorized posting of online literature, and the sale of pirated works on short-video, livestreaming and other e-commerce platforms, aimed to strengthen the copyright protection of movies, sporting events, online education, and news reports.

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

We have applied for initial registrations in the Chinese mainland and Offshore markets, and/or changes in registrations relating to transfers, of our key trademarks in the Chinese mainland, including Sohu.com, Sohu Fox, www.focus.com.cn, Sohu Focus, GoodFeel, trademarks relating to Changyou products such as ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. Changyou has the right to use trademarks including TLBB, TLBB logos, and TLBB 3D for its PC game TLBB and its mobile games TLBB 3D and Legacy TLBB Mobile under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. We have also applied for patents relating to our business. While we have succeeded in registering the trademarks for most of these marks in the Chinese mainland under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of marks under other classes are still under examination by the Trademark Office of the China National Intellectual Property Administration (the “CNIPA”) and relevant authorities of Offshore markets. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the Patent Office of the CNIPA. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure you that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot be certain that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

We may be subject to claims for invasion of personal privacy, which may force us to incur legal expenses and, if determined adversely to us, disrupt our business.

We allow users to upload written materials, images, pictures and other content on our platform and download, share, link to audio, video and other content either on our platform or from other Websites through our platform. Procedures that we have designed to reduce the likelihood that content will be used without proper licenses or third-party consents may not be effective in preventing the unauthorized posting or sharing of content. Further, we cannot be certain that content uploaded or shared by our users is legal and will not violate the privacy of others, and we may be unable to anticipate the existence of such content on our platform or to implement adequate preventative measures. As a result, we may be subject to claims and legal proceedings relating to violations of the personal privacy of others in the ordinary course of our business and may be required to pay damages or fines or to restrict our activities. See “Governmental Regulation and Legal Uncertainties – Miscellaneous – Laws and Regulations Related to Consumer Protection and Privacy Protection – Privacy Protection.” Complying with such requirements could cause us to incur substantial expenses or necessitate that we alter or change our practices in a manner that could harm our business.

Data security breaches relating to our platforms could damage our reputation and expose us to penalties and legal liability.

We collect, process, and store on our servers significant amounts of data concerning our users, business partners and employees. Although we have taken steps to protect our user data, our security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, we are, and will continue to be, subject to various Chinese mainland regulatory requirements relating to the security and privacy of such data, including existing requirements or requirements that may be imposed on us in the future, making the extent of our responsibility in that regard uncertain. For example, we are subject to the requirements of the Personal Information Protection Law (the “PIPL”), which took effect on November 1, 2021 and emphasizes the importance of processors’ obligations and responsibilities for personal information protection. See “Governmental Regulation and Legal Uncertainties – Miscellaneous – Laws and Regulations Related to Consumer Protection and Privacy Protection – Privacy Protection.” In addition, the Data Security Law, which took effect on September 1, 2021 (the “Data Security Law”), regulates data processing activities and security. Any organizations or individuals who engage in data processing activities that violate the Data Security Law can be subject to civil, administrative, or criminal penalties depending on the circumstances. On November 14, 2021, the Cyberspace Administration of China (the “CAOC”) publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Data Security Regulations”), which, if adopted, would impose enhanced requirements on internet platform operators, such as us, with respect to the protection of personal data in connection with data processing activities conducted over the internet. See “Governmental Regulation and Legal Uncertainties – Miscellaneous – Laws and Regulations Related to Security and Censorship.” For the purpose of cracking down on infringement of the legal rights and interests of APP users, the MIIT has issued several notices to report Apps that were alleged to have engaged in illegal activities and the CAOC carried out a similar campaign. A Sohu News APP and a Changyou game development software kit were listed in notices posted by the CAOC and the MIIT, respectively, that alleged illegal collection of personal information, and were required to rectify the alleged violations.

Any failure, or perceived failure, by us, or by our partners, to maintain the security of our user data or to comply with applicable Chinese mainland or Offshore privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards and other requirements may result in civil or regulatory liability, including regulatory or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims against us. Moreover, any claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have an adverse effect on our financial condition and results of operations.

Pending or future litigation could have an adverse impact on our financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought against us by our competitors, individuals, or other entities. For example, a group of plaintiffs brought a lawsuit against Changyou in the Cayman Islands claiming that they were entitled to assert dissenters’ rights in the Changyou Merger. Both the Grand Court of the Cayman Islands, a court of first instance, and the Cayman Islands Court of Appeal ruled in the plaintiffs’ favor, and Changyou has appealed to the Judicial Committee of the Privy Council in the United Kingdom (the highest court of appeal).

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

COVID-19 spread rapidly in 2020 to become a worldwide pandemic. Because of the pandemic, some of our brand advertising customers curtailed their spending on online advertising or required additional time to pay us, which has had, and may continue to have, a negative impact on the revenues and cash flow generated from our advertising business. Moreover, due to the impact of the COVID-19 pandemic, many advertisers have switched their preferred online advertising strategies from brand advertising to sales-driven promotions. The extent to which COVID-19 impacts our results of operations will depend on developments, such as the nation-wide resurgence of the COVID-19 outbreak in the Chinese mainland following the government’s recent broad lifting of COVID-19 restrictions, that are uncertain and difficult to predict.

We do not have business insurance coverage.

The insurance industry in the Chinese mainland is still at an early stage of development. Insurance companies in the Chinese mainland offer limited business insurance products. We do not have any business liability, loss of data or disruption insurance coverage for our operations in the Chinese mainland. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

The brand advertisement market includes many uncertainties, which could cause our brand advertising revenues to decline.

We generate a portion of our revenues from the sale of advertising for posting on our Internet platforms. Brand advertising revenues represented approximately 14% and 16% of our total revenues for the years ended December 31, 2022 and 2021, respectively. Our brand advertising revenues rely on the sale of advertising for posting on our Internet platforms, which may be affected by many of the following risk factors:

•

The advertising market is still evolving in the Chinese mainland. Our current and potential advertising clients may not devote a significant portion of their advertising budgets to Internet-based advertising in general, or to us in particular;

•

Changes in regulatory policy could restrict or curtail our brand advertising services. For example, during the last several years, regulatory authorities in the Chinese mainland enacted a series of regulations, administrative instructions and policies to restrict online medical advertising. As a result of these regulations, we may lose some of our existing medical advertising clients. For another example, see “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Other Services - Real Estate Services” for a description of the Beijing Measures and other regulations affecting Focus’s business;

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

•

the establishment of a successful business model to make our new products adaptable to portable devices, which has required us, and will continue to require us, to make significant expenditures for research, development, promotion and operations.

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

Further, for some of the online video content that we purchase, we have the expectation that such video content will be broadcast by other platforms or TV channels according to a specified schedule. If there are delays, or cancellations, in such broadcasts, we will have to delay, perhaps indefinitely, our presentation of such content on our online platforms, which would be likely to cause our online viewership and advertising revenues to be correspondingly lower than we expected.

As we offer self-developed video content that we develop in house or contract with third parties to produce for us, we face the risk that such self-developed content may not be well received by viewers and/or fail to attract advertisers, and we may not be able to generate sufficient advertising revenues to stem our losses from our online video services or to ultimately recoup our costs.

We have spent, and expect to continue to spend, resources on self-developed video content. We have also invested, and may invest in the future, in the production of movies and other content by selected independent third-party studios. However, we are subject to the risk that the quality of our self-developed video content, or movies or other content in which we invest, will not be up to our expectations or those of our target viewer audience. If our self-developed video content, or such movies and other content produced for us by third parties, are not well received by viewers and/or fail to attract sufficient advertising placements from advertisers, or if the development of any such content or movies is not completed as a result of financial, regulatory, or other restraints, we may not be able to recoup our production costs and other expenditures. In addition, if developing in-house content becomes more widespread in the online video business in the Chinese mainland, we could face significant competition from other online video platforms with respect to the acquisition of quality and popular intellectual property, such as story lines, plots, and characters, for use in such content, and the cost of obtaining such intellectual property would therefore be likely to increase.

We may not be able to reverse the decline in revenues from our online video business. If we fail to do so, Sohu Video may not be able to become profitable, in which case we will be unable to recoup our substantial expenditures for the development of our online video business.

Our brand advertising revenues in general, and the revenues of our online video business in particular, have declined in recent years. Although the online video industry in the Chinese mainland has experienced substantial growth in recent years in terms of both users and content, we cannot be certain that the online video industry will continue to grow as rapidly as it has in the past. With the development of technology, new forms of media may emerge and render online video Websites or Mobile Apps less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes in general, and regulations affecting copyright in particular, and the macroeconomic environment. If the online video industry in the Chinese mainland does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our user traffic may decrease, our advertising revenues may continue to decline, and our business and prospects may be adversely affected. For Sohu Video to become profitable, it will be necessary for us to both increase our revenues from Sohu Video and control or reduce our expenditures for video content and other costs. If Sohu Video fails to become profitable, we will be unable to recoup our substantial expenditures for the development of our online video business.

We rely on advertising agencies to sell our brand advertising services. As the brand advertising market in the Chinese mainland is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates or to delay payments to us, which would adversely affect our gross margin.

Most of our brand advertising services are distributed by advertising agencies. In 2022, for example, approximately 74% of our brand advertising revenues were derived from advertising agencies, and the five largest advertising agencies in the Chinese mainland contributed approximately 34% of our brand advertising revenues. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. As the brand advertising market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, or to delay payments to us, which could negatively affect our brand advertising growth and the timing of our collection of payments. Moreover, if any of these agencies face financial difficulties that cause them to curtail their spending on brand advertising, our revenues will be adversely affected.

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

In order to reduce our video content costs, in recent years, we have gradually shifted our strategy from purchasing expensive head content to self-producing content, which generally generates less user traffic and revenues than purchased content does and has adversely affected, and may continue to adversely affect, our brand advertising revenues. We cannot be certain that we will continue to be able to acquire content rights or develop premium content in the future and our user traffic and revenues generated from such content rights and self-developed content could be reduced. Moreover, if we fail to produce by ourselves or acquire from third parties high-quality video content, or if video content we develop by ourselves or acquire proves to be less attractive to users than we anticipated, our user traffic and our market share could be adversely effected, which could result in our being unable to maintain or increase our video revenues.

Videos and other types of content and materials displayed on our Internet platforms may be found objectionable by regulatory authorities in the Chinese mainland, may subject us to penalties and other administrative actions, and may be subject us to liabilities for infringement of third-party intellectual property rights or other allegations.

Regulatory authorities in the Chinese mainland have adopted regulations governing Internet access and the distribution of videos over the Internet. Although we have adopted internal procedures to monitor the content displayed on our Internet platforms which is uploaded by PGC and UGC providers, due to the significant amount of content uploaded, we may not be able to identify all videos or other content that may violate relevant laws and regulations, and the risk may be greater as we increasingly rely on content provided by UGC and PGC providers through our Internet platforms, as our ability to fully review such content prior to its publication is limited. Failure to identify and prevent illegal or inappropriate content, such as content that is defamatory, is racially or religiously discriminatory, compromises national security, or infringes the intellectual property rights of third parties, from being displayed on our Internet platforms may subject us to liability.

To the extent that regulatory authorities in the Chinese mainland find any content displayed on our Internet platforms objectionable, they may require us to limit or eliminate the dissemination of such content on our Internet platforms, with take-down orders or otherwise. The State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”), which in March 2018 was reorganized into three separate regulatory authorities in the Chinese mainland - the NRTA, the NFA, and the State Press Publication Administration (the “SPPA”), prior to March 31, 2018 published, and one or more of those successor entities have published or can be expected to publish, from time to time lists of content that they consider objectionable, and we must dedicate teams of employees to continually monitor user-uploaded content and remove content that is deemed objectionable. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our Internet platforms in cases of significant violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. In the event that regulatory authorities in the Chinese mainland find the video content on our Internet platforms objectionable and impose penalties on us or take other administrative actions against us in the future, our business and reputation may be adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as more content is uploaded by our users.

In addition, under laws and regulations of the Chinese mainland governing online advertising, online publishers, such as us, are required to monitor advertising content displayed on their Internet platforms for accuracy, and for compliance with Chinese mainland law governing the dissemination of content over the Internet that is deemed to be unlawful or inappropriate. If we were found to have failed to fulfill our obligation to monitor the advertisements of an advertising customer, we could be subject to various penalties, including being prohibited from providing advertising services for advertisers in the entire industry of the customer. For example, regulatory authorities required that we suspend our News Apps from the Apple App Store for two weeks during 2018, based on a claim that our News Apps had been displaying unlawful and inappropriate advertising content.

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

Risks Related to the Chinese Mainland’s Telecommunications Infrastructure

The telecommunications infrastructure in the Chinese mainland may limit our growth.

Our growth will depend on regulatory authorities and state-owned enterprises in the Chinese mainland establishing and maintaining a reliable Internet and telecommunications infrastructure to reach a broader base of Internet users in the Chinese mainland. The Internet infrastructure, standards, protocols and complementary products, services and facilities necessary to support the demands associated with continued growth may not be developed on a timely basis or at all by relevant regulatory authorities and state-owned enterprises in the Chinese mainland.

We depend on China Mobile, China Unicom, and China Telecom for telecommunications services, and any interruption in these services may result in severe disruptions to our business.

Although other Internet service providers exist in the Chinese mainland, almost all access to the Internet is maintained through China Mobile Communication Corporation (“China Mobile”), China United Network Communication Group Company Limited (“China Unicom”) and China Telecom Corporation (“China Telecom”) under the administrative control and regulatory supervision of the MIIT. We rely on this infrastructure and China Mobile, China Unicom, and China Telecom to provide data communications capacity primarily through local telecommunications lines, and will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure.

We have signed Bandwidth Provision and Server Hosting Agreements with China Mobile, China Unicom, and China Telecom. Under these agreements, we maintain servers in the Chinese mainland to support most of our core services. However, as there are limited telecommunication infrastructure service providers, we may not be able to lease additional bandwidth on acceptable terms, on a timely basis, or at all. If we are not able to lease additional bandwidth, the development of our business can be affected.

To the extent we are unable to scale our systems to meet the increasing Internet population, we will be unable to expand our user base and increase our attractiveness to advertisers and merchants.

As Internet volume and traffic increase in the Chinese mainland, we may not be able to scale our systems proportionately. To the extent we do not successfully address our capacity constraints, our operations may be severely disrupted, and we may not be able to expand our user base and increase our attractiveness to advertisers and merchants. Even if we scale our systems proportionately, any unforeseen increase in traffic may disrupt our operations and make it difficult for our users to visit our Internet platforms, or even cause users to be unable to access our Internet platforms at all, which could result in a loss of users.

Unexpected network interruptions caused by system failures may result in reduced user traffic, reduced revenue and harm to our reputation.

Our Internet platforms operations are dependent upon Web browsers, Internet service providers, content providers and other Internet platforms operators in the Chinese mainland. Our users may experience difficulties due to system failures unrelated to our systems and services. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, as a result of increased traffic or otherwise, could reduce our user satisfaction, future traffic and our attractiveness to users and advertisers.

Our operations are vulnerable to natural disasters and other events, as we only have limited backup systems and do not maintain any backup servers outside of the Chinese mainland.

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

Risks Related to Our Corporate Structure

In order to comply with Chinese mainland regulatory requirements, we operate our main businesses through companies with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future Chinese mainland laws, rules or regulations regarding the legality of foreign investment in the Chinese mainland’s Internet sector, we could be subject to severe penalties.

Our ADSs represent ordinary shares of a Cayman Islands exempted holding company that has no operations of its own. All of our operations are conducted through our direct and indirect subsidiaries, or through VIEs that are incorporated in the Chinese mainland and are not owned, directly or indirectly, by us, but rather are held by Dr. Charles Zhang and/or certain of our other employees, as our nominees. Various Chinese mainland regulations restrict or prohibit our wholly foreign-owned subsidiaries (“WFOEs”) and their direct and indirect subsidiaries from operating in specified industries such as value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the Chinese mainland. Accordingly, in order to comply with Chinese mainland regulatory requirements while providing our shareholders with the opportunity to hold economic interests in results of Chinese mainland operations in those industries, the VIEs conduct operations in those industries where foreign investment is prohibited or restricted in the Chinese mainland, and the results of operations of the VIEs only accrue to us through a series of contractual arrangements between the VIEs and/or their shareholders, on the one hand, and certain of our WFOEs and/or their wholly-owned subsidiaries, on the other hand. These arrangements pose substantial risks to us and our shareholders that are not present in conventional arrangements where operations are conducted through direct and indirect subsidiaries of holding companies.

The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice issued in 2009 by the SAPPRFT, the NCA, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in the Chinese mainland or to exercise control over or participate in the operation of such businesses through indirect means. While we are not aware of any internet company which uses the same or similar contractual arrangements as we do having been penalized or ordered to terminate operations by authorities in the Chinese mainland claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the authorities in the Chinese mainland might be interpreted or implemented in the future. For a detailed discussion of Chinese mainland regulations, notices and circulars with respect to such restrictions, see “Governmental Regulation and Legal Uncertainties - Specific Statues and Regulations - Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies” and “Governmental Regulation and Legal Uncertainties - Specific Statues and Regulations - Regulation of the Online Game Services - Online Games and Cultural Products.”

In addition, pursuant to the Notice on Establishing a Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“Circular 6”) and the Ministry of Commerce (the “MOFCOM”) Security Review Rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions. These national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and authorities in the Chinese mainland may interpret these regulations to mean that the transactions implementing our VIE structures should have been submitted for review. For a discussion of these Chinese mainland national security review requirements, see “Governmental Regulation and Legal Uncertainties - Specific Statues and Regulations - Miscellaneous - Regulation of M&A and Overseas Listings.”

The Law of the People’s Republic of China on Foreign Investment (the “Foreign Investment Law”) currently does not explicitly categorize contractual arrangements as a form of foreign investment. However, the Foreign Investment Law provides that foreign investment includes “foreign investors’ investment in the Chinese mainland through any other methods specified by laws, administrative regulations, or provisions prescribed by the State Council” without elaboration on the meaning of “other methods”. The Implementing Regulations of the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements. There is no assurance that future laws, administrative regulations or provisions of the State Council would not count contractual arrangements as a form of foreign investment. For a detailed discussion of Chinese mainland regulations with respect to WFOEs, see “Governmental Regulation and Legal Uncertainties - Specific Statues and Regulations – Requirements for Establishment of WFOEs.”

If we were found to be in violation of any existing or future Chinese mainland law or regulations relating to foreign ownership of value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other businesses where foreign investment is prohibited or restricted in the Chinese mainland or is subject to security review under Chinese mainland law, regulatory authorities with jurisdiction over the operation of our business would have broad discretion in dealing with such a violation, including levying fines, confiscating our income, revoking the business or operating licenses of our Chinese mainland subsidiaries and/or the VIEs we consolidate under U.S. GAAP (ASC 810), requiring us to restructure our corporate structure, including our use of VIE arrangements, or operations, requiring us to discontinue or divest ourselves of all or any portion of our operations or assets, restricting our right to collect revenues, blocking our Internet platforms, or imposing additional conditions or requirements with which we may not be able to comply. Any of these actions could cause significant disruption to our business operations and have an adverse impact on our business, financial condition and results of operations, which could cause the value of our ADSs to significantly decline or become worthless. Further, if changes were required to be made to our VIE structure, we might be unable to consolidate the VIEs, which would adversely affect our financial condition and results of operations as presented in our financial statements.

We may be unable to collect long-term loans to our officers and employees and entities owned by our officers and employees in connection with High Century, Heng Da Yi Tong, Gamease, and Guanyou Gamespace.

As of December 31, 2022, we had outstanding long-term loans of $11.1 million to Dr. Charles Zhang and to certain Chinese mainland entities owned by Dr. Zhang and/or certain other employees. These long-term loans were used by them to finance their investments in the equity of Beijing Century High-Tech Investment Co., Ltd. (“High Century”), Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”), Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”), and Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”), which are the principal VIEs, not owned by us or our subsidiaries, that are used to facilitate our participation in telecommunications, internet content, online games and certain other businesses in the Chinese mainland where foreign ownership is either prohibited or restricted.

The loan agreements contain provisions that, subject to Chinese mainland law, the loans can only be repaid to us by the nominee shareholders transferring the shares of High Century, Heng Da Yi Tong, Gamease, and Guanyou Gamespace to us. The nominee shareholders have pledged all of their shares in High Century, Heng Da Yi Tong, Gamease, and Guanyou Gamespace to secure the performance of their obligations under the loan agreements. The loans bear no interest and are due on the earlier of a demand or such time as Dr. Charles Zhang or one of the other shareholder borrowers, as the case may be, is not an employee of us. We do not intend to request repayment of the loans as long as Chinese mainland regulations prohibit our WFOEs from engaging, or owning entities engaged, in the businesses operated by the VIEs.

Because these loans can only be repaid by the borrowers’ transferring the shares of the various entities to us, our ability to ultimately realize the effective return of the amounts advanced under these loans will depend on the profitability of High Century, Heng Da Yi Tong, Gamease, and Guanyou Gamespace and on changes being made in existing Chinese mainland law that may never occur, and is therefore highly uncertain.

Furthermore, because of uncertainties associated with Chinese mainland law related to VIEs and the fact that the enforceability of our arrangements with the VIEs and/or their shareholders has never been considered or determined by a court in the Chinese mainland, ultimate enforcement of the loan agreements is uncertain. Accordingly, we may never be able to collect these loans.

We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business; these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses; and the contracts may be difficult to enforce.

Because we conduct our Internet operations mainly in the Chinese mainland, and are restricted or prohibited by laws and regulations of the Chinese mainland from engaging in value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the Chinese mainland, we must depend on the VIEs, in which we have no ownership interest, to provide those services through contractual arrangements and to hold some of our assets, including some of the domain names and trademarks relating to our business. These arrangements may not be as effective in providing control over our value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities as would ownership of the entities operating these businesses. For example, if we owned the VIEs, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes at the management level. Due to the VIE structure, we have to rely on contractual rights to effect control of the financial interests (as defined under U.S. GAAP) in and management of the VIEs, which exposes us to the risk of potential breach of contract by the VIEs or their shareholders, such as their failing to use the domain names and trademarks held by them, or failing to maintain our Internet platforms, in an acceptable manner or taking other actions that are detrimental to our interests. In addition, as each of the VIEs is owned by its shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. Moreover, some of the VIEs could fail to take actions required for our business, such as entering into content development contracts with potential content suppliers or failing to maintain the necessary permits for the content servers. Furthermore, if the shareholders of any of the VIEs were involved in proceedings that had an adverse impact on their interests in the VIEs or on our ability to enforce relevant contracts related to the VIE structure, our business would be adversely affected.

The shareholders of the VIEs may breach, or cause the VIEs to breach, the VIE contracts for a number of reasons. For example, their interests as shareholders of the VIEs and the interests of our subsidiaries may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we might have to rely on legal or arbitral proceedings to enforce our contractual rights. In addition, disputes may arise among the shareholders of any of the VIEs with respect to their ownership of such VIEs, which could lead them to breach their agreements with us. Such legal and arbitral proceedings and disputes may cost us substantial financial and other resources, and result in disruption of our business, and the outcome might not be in our favor. For example, a court or arbitration panel in the Chinese mainland could conclude that our contracts with the VIEs and/or their shareholders violate Chinese mainland law or are otherwise unenforceable. If our contractual arrangements with any of the VIEs or their shareholders were found by authorities with appropriate jurisdiction in the Chinese mainland to be unenforceable, we might no longer have a controlling financial interest (as defined under U.S. GAAP) in such VIEs and lose our ability to consolidate such VIEs’ results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIEs to our corresponding Chinese mainland subsidiaries, which could have a severe adverse impact on our financial condition and results of operations, which could in turn cause the market price of our ADSs to decline significantly and perhaps to zero.

A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.

As all of our contractual arrangements with the VIEs and/or their shareholders are governed by Chinese mainland law and provide for the resolution of disputes through arbitration in the Chinese mainland, they would be interpreted in accordance with Chinese mainland law and any disputes would be resolved in accordance with Chinese mainland legal procedures. We would have to rely for enforcement on legal remedies under Chinese mainland law, including specific performance, injunctive relief or damages, which might not be effective. For example, if we sought to enforce the equity interest purchase right agreements for the transfer of the shareholders’ equity interests in any of the VIEs and the transferee was a foreign company, the transfer would be subject to approval by regulatory authorities in the Chinese mainland such as the MIIT and the MOFCOM, and the transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these regulatory authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our contracts with the VIEs and/or their shareholders might not be enforceable in the Chinese mainland if regulatory authorities, courts or arbitral tribunals in the Chinese mainland took the view that such contracts contravened Chinese mainland law or were otherwise not enforceable for public policy reasons. As of the date of this annual report, the validity and enforceability of the types of contracts that we have with the VIEs and/or their shareholders, or, to our knowledge, of similar contracts used by other Chinese mainland-based companies, have never been considered or determined by a court in the Chinese mainland. Accordingly, we cannot assure that these contracts are valid and enforceable in the Chinese mainland.

Furthermore, uncertainties in the Chinese mainland’s legal system could further limit our ability to enforce these contractual arrangements. In the event we were unable to enforce these contractual arrangements, we would no longer have a controlling financial interest (as defined under U.S. GAAP) in the VIEs, and our ability to conduct our business, and our financial condition and results of operations, would be severely adversely affected.

The contractual arrangements between our subsidiaries and the VIEs that conduct a significant portion of our operations may result in adverse tax consequences.

Laws and regulations of the Chinese mainland emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology and detailed explanations. Related party arrangements and transactions may be subject to tax inspection or challenge by tax authorities in the Chinese mainland.

If our transfer pricing arrangements between our Chinese mainland-based subsidiaries and the VIEs are judged by tax authorities to be tax avoidance, or if related documentation does not meet applicable requirements, or the transactions are challenged as not being at arm’s length, our Chinese mainland-based subsidiaries and the VIEs may be subject to material adverse tax consequences, such as transfer pricing adjustments. A transfer pricing adjustment could result in a reduction, for Chinese mainland tax purposes, of adjustments recorded by VIEs, which could adversely affect us by (i) increasing the VIEs’ tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest and penalties being levied on us for unpaid taxes; or (ii) limiting the ability of our Chinese mainland-based companies to maintain preferential tax treatment and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ equity interests in any of the VIEs to a different nominee shareholder (such as if, for example, one of such shareholders was no longer employed by us), we might be required to pay individual income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

We may lose the ability to use and enjoy assets held by one or more of the VIEs that are important to the operation of our business if such VIEs declare bankruptcy or become subject to dissolution or liquidation proceedings.

Each of the VIEs that we consolidate under U.S. GAAP (ASC 810) holds assets, such as core intellectual property, licenses and permits, that are critical to our business operations. Although the equity interest purchase right agreements among our WFOEs and the corresponding VIEs and their shareholders contain terms that obligate the shareholders of the VIEs to ensure the valid existence of the VIEs, in the event the shareholders breached these obligations and voluntarily liquidated the VIEs, or if one or more of the VIEs declared bankruptcy and all or part of their assets became subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if one or more of the VIEs were to undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors might claim rights to some or all of such VIEs’ assets and their rights could be senior to our rights under the VIE contracts, thereby hindering our ability to operate our business.

Heightened regulatory focus and frequent press reports and other commentary in the United States questioning the VIE structure used by us and other Chinese mainland-based companies publicly traded in the United States appear to have created concern among investors, and may cause such an effect in the future.

In recent years various prominent Western news outlets, as well as members of the U.S. Congress, the Chairman of the Securities and Exchange Commission (the “SEC”), and members of the SEC Staff, have questioned the use by Chinese mainland-based companies that are publicly traded in the United States of VIE structures as a means of complying with Chinese mainland law prohibiting or restricting foreign ownership of certain businesses in the Chinese mainland, including businesses we are engaged in, such as value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities. Some of such comments have also sought to draw a connection between widely-reported accounting issues at certain Chinese mainland-based companies and the use of VIE structures. Such comments appear to have had the effect of causing concern among investors in several Chinese mainland-based companies, including us, that are publicly traded in the United States. While we are not aware of any causal connection between the reported accounting scandals and the use of VIE structures, it is possible that investors in our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese mainland-based companies such as us and cause fluctuations in the market price of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our ADSs to drop further.

Our interests in our subsidiaries, such as our wholly-owned subsidiary Changyou, could be diluted from the issuance of equity incentive shares.

Our interest in our subsidiaries, such as our wholly-owned subsidiary Changyou, could be diluted by the implementation and operation of existing or future equity incentive plans. Any shares reserved under any such plan, if and when issued, would reduce our percentage interests in Changyou. The issuance of these reserved shares or the occurrence of any of such other dilutive events with respect to Changyou in the future would cause our share of the earnings of the affected subsidiary to be reduced.

Risks Related to the Chinese Mainland’s Regulatory Environment

Political, economic and social policies of regulatory authorities in the Chinese mainland could affect our business.

Substantially all of our business, operating assets, fixed assets and operations are located in the Chinese mainland, and substantially all of our revenues are derived from our operations in the Chinese mainland. Accordingly, our business may be adversely affected by changes in political, economic or social conditions in the Chinese mainland; adjustments in regulatory policies in the Chinese mainland; or changes in laws and regulations of the Chinese mainland.

The economy of the Chinese mainland differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

•	structure;

•	level of government involvement;

•	level of development;

•	level of capital reinvestment;

•	growth rate;

•	control of foreign exchange; and

•	methods of allocating resources.

Since 1949, the Chinese mainland has been primarily a planned economy subject to a system of macroeconomic management. Although the government in the Chinese mainland still owns a significant portion of the productive assets in the Chinese mainland, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. We cannot predict the future effects of the economic reform and macroeconomic measures adopted by regulatory authorities in the Chinese mainland on our business or results of operations. Furthermore, regulatory authorities in the Chinese mainland began to focus more attention on social issues in recent years and have promulgated or may promulgate additional laws or regulations in this area, which could affect our business.

While the economy in the Chinese mainland has grown significantly over the past thirty years, the growth has been uneven geographically among various sectors of the economy, and during different periods. The Chinese mainland economy may not continue to grow, and if there is growth, such growth may not be steady and uniform; if there is a slowdown, such a slowdown may have a negative effect on our business. The level of exports from the Chinese mainland also declined significantly recently. Various macroeconomic measures and monetary policies adopted by regulatory authorities in the Chinese mainland to guide economic growth and manage inflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese mainland’s economy. In addition, such measures, even if they benefit the Chinese mainland’s overall economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.

The legal system of the Chinese mainland embodies uncertainties which could limit the legal protections available to us and you, or could lead to penalties on us.

The legal system of the Chinese mainland is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the government in the Chinese mainland began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our Chinese mainland operating subsidiaries Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”), Beijing Sohu New Era Information Technology Co., Ltd., (“Sohu Era”), Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), and Beijing AmazGame Age Internet Technology Group Co., Ltd. (“AmazGame”) are WFOEs, which are enterprises incorporated in the Chinese mainland and wholly-owned directly by our indirect Offshore subsidiaries. Those WFOEs and their Chinese mainland subsidiaries are subject to applicable laws and regulations of the Chinese mainland with respect to foreign investment in the Chinese mainland. In addition, all of the VIEs and their subsidiaries that we consolidate under U.S. GAAP (ASC 810) are incorporated in the Chinese mainland and are subject to all applicable laws and regulations of the Chinese mainland. Because of the relatively short period for enacting such a comprehensive legal system, it is possible that the laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. Such uncertainties may also make it easier for others to infringe our intellectual property without significant cost, and new entrants to the market may tend to use gray areas to compete with us. In addition, uncertainties in the legal system of the Chinese mainland may lead to penalties imposed on us because of a difference in interpretation of the applicable law between the relevant regulatory authority in the Chinese mainland and us. For example, under current tax laws and regulations of the Chinese mainland, in order to be entitled to the preferential tax treatment afforded to “Software Enterprises” or KNSEs we are responsible for conducting a self-assessment and filing required supporting documentation with tax authorities. However, we may be found to be in violation of the tax laws and regulations based on the interpretation of local tax authorities with regard to the applicable tax rates, and therefore might be subject to penalties, including monetary penalties. In addition, we cannot predict the effect of future developments in the legal system of the Chinese mainland, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

The enforcement of the Labor Contract Law and other labor-related regulations in the Chinese mainland may adversely affect our business and results of operations.

In 2007, the Standing Committee of the National People’s Congress enacted the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”), which was amended on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous Chinese mainland labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, regulatory authorities in the Chinese mainland have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law. For example, there are regulations which require that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any unused annual leave days at a rate of three times their daily salary, subject to certain exceptions.

Under the Social Insurance Law of the People’s Republic of China and Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

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

If we are found to be in violation of current or future Chinese mainland laws, rules, and regulations regarding Internet-related services, telecom-related activities, and overseas listing, we could be subject to severe penalties.

The Chinese mainland has enacted regulations that apply to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the Chinese mainland.

The Catalogue of Classification of Internet Audio-Video Program Services (Trial) issued by the SAPPRFT on March 17, 2010 and amended on March 10, 2017, classifies the business of providing public program searching and watching services through the Internet to the public as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. The VIE Sohu Internet received a renewal of a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT on June 20, 2020. In addition, Sohu’s online video businesses are operated under various Internet platforms, such as sohu.com, and Focus.cn, but current laws and regulations of the Chinese mainland are lack of clear provisions indicating whether it is permissible to provide video services over several Internet platforms that are owned by a single company under one permit and the NRTA might claim that such operation under one permit is not allowed under the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services. If the NRTA were to make such a claim, we could face penalties from the NRTA, such as fines, cancellation of our existing permit, or the forced discontinuation or restriction on our video services or even our operations. If we are ordered to suspend our services, our user traffic will be reduced and therefore our revenues will be negatively affected.

Current laws and regulations of the Chinese mainland require an Internet publishing license for the provision of online game services. As, under Chinese mainland law, our WFOEs and their direct and indirect subsidiaries are not allowed to obtain such a license, the VIEs Gamease and Guanyou Gamespace instead obtained such licenses. As of the date of this annual report, both licenses have expired, and Gamease and Guanyou Gamespace are in the process of applying for renewal of their respective licenses. There is uncertainty as to whether Gamease and Guanyou Gamespace will be able to renew such licenses.

In addition, an Internet news information services permit is required under current laws and regulations of the Chinese mainland for news republishing services and platforms services that disseminate news over the Internet. The VIE Sohu Internet holds such a permit, as our WFOEs and their direct and indirect subsidiaries are not allowed to obtain such a permit.

The CAOC issued a series of regulations and administrative measures regulating Internet users’ social accounts accessible by the public, group information platforms, BBS communities, and news information platforms, which require Internet platform operators to establish specific management rules for their platforms, and subject them to various specific obligations. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Internet Information Services” and “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Online News Dissemination and Online News Search Services” for further descriptions of the Internet platform operators’ obligations as required by several administrative measures issued by the CAOC. Complying with such requirements could cause us to incur substantial expense or necessitate that we alter or change our existing practices in a manner that could harm our business.

Regulatory authorities in the Chinese mainland regularly enhance the enforcement of anti-monopoly laws and regulations and the related supervision of Internet platform operators. On February 7, 2021, the Anti-Monopoly Committee of the State Council issued the Anti-Monopoly Guidelines for the Platform Economy Sector (the “Platform Guidelines”), which provide guidance on competition and compliance for companies operating in Internet-related businesses. Further, on June 24, 2022, the Standing Committee of the National People’s Congress amended the Anti-Monopoly Law of the People’s Republic of China (as amended, the “Anti-Monopoly Law”), which became effective on August 1, 2022. In addition, in recent years, the State Administration for Market Regulation (the “SAMR”) imposed administrative penalties on a number of Internet companies in anti-monopoly cases. We do not expect that the regulatory requirements under the anti-monopoly laws and regulations of the Chinese mainland will have a material impact on our business and results of operations, and as of the date of this annual report, we have not been subject to any penalties or other administrative actions in connection with any anti-monopoly violation. However, due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of the competition laws and regulations of the Chinese mainland, the enhanced regulatory requirements may increase our compliance burden in our already highly-regulated industry.

In recent years, regulatory authorities in the Chinese mainland have enacted or published for public comment a series of laws and regulations related to cybersecurity and data security, such as the Internet Security Law of the People’s Republic of China (the “Internet Security Law”), which was enacted by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017; the Data Security Law, which took effect on September 1, 2021; the Draft Data Security Regulations, which were published for public comment on November 14, 2021; and the Measures for Cybersecurity Review, which were promulgated on December 28, 2021 and took effect on February 15, 2022 (the “Measures for Cybersecurity Review”), while intensifying oversight and enforcement actions. See “Governmental Regulation and Legal Uncertainties - Miscellaneous - Laws and Regulations Related to Security and Censorship.” The laws and regulations governing cybersecurity and data security in the Chinese mainland are relatively new and evolving rapidly, and the relevant regulatory authorities in the Chinese mainland have wide discretion in their interpretation and enforcement, which involve significant uncertainties. For example, the Measures for Cybersecurity Review provide that the following activities are subject to cybersecurity review: (i) purchases of network products and services by critical information infrastructure operators (“CIIOs”) that impact or may impact national security; (ii) listings abroad by Internet platform operators holding personal information of over one million users; and (iii) data processing activities by Internet platform operators that affect or may affect national security. However, it is not clear under the current regulations how it is determined whether a purchaser of network products and services is a CIIO, whether an Internet platform operator holds personal information of over one million users, or the precise circumstances under which a data processor may be subject to such review.

On July 6, 2021, several authorities in the Chinese mainland jointly promulgated the Opinions on Strictly Combating Illegal Securities Activities in Accordance with the Law, which called for the enhanced administration and supervision of Chinese mainland-based companies listing outside Chinese mainland, proposed to revise the relevant regulations governing the issuance and listing of shares outside Chinese mainland by such companies, and clarified the related responsibilities of competent industry regulators and regulatory authorities in the Chinese mainland. On February 24, 2023, the CSRC published the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offerings and Listings by Domestic Companies (the “Archives Rules”), which will take effect on March 31, 2023. The Archives Rules will apply to indirect Offshore offerings and listings by Chinese mainland domestic companies. Under the Archives Rules, if a Chinese mainland domestic company wishes to provide or publicly disclose to investment bankers, or other securities and investment services providers or to regulators outside of the Chinese mainland (i) any information or materials that contain state secrets or work secrets of any regulatory authorities in the Chinese mainland or (ii) any other information or materials leakage of which could have an adverse impact on national security or public interests, the company must obtain approval from, and/or comply with filing or other regulatory requirements of, relevant authorities in the Chinese mainland before any such provision or disclosure. On February 17, 2023, the CRSC adopted the Trial Measures for the Administration of Overseas Securities Offerings and Listings by Chinese Mainland Domestic Companies (the “Overseas Listing Measures”), which will take effect on March 31, 2023. The Overseas Listing Measures will establish a new filing-based regime to regulate direct and indirect overseas offerings and listings by Chinese mainland domestic companies. Under the Overseas Listing Measures, an indirect overseas offering and listing by a Chinese mainland domestic company refers to an offering and listing in an Offshore market made by a Chinese mainland domestic company through and in the name of an Offshore issuer established by, and based on the equity interests, assets, earnings or other similar interests and rights of, a Chinese mainland domestic company which operates its primary businesses in the Chinese mainland. The Overseas Listing Measures require, among other things, that a Chinese mainland domestic company that is the issuer of a direct overseas offering and listing or one of the principal operating entities in the Chinese mainland designated by the Offshore issuer of an indirect overseas offering and listing to (i) in the case of an initial public offering in an Offshore market, submit a filing to the CSRC within three business days after the submission of its offering and listing application in such Offshore market; (ii) in the case of a follow-on offering of its securities in the same Offshore market, submit a filing to the CSRC within three business days after the completion of such offering; (iii) in the case of a follow-on offering of its securities in another Offshore market, submit a filing to the CSRC within three business days after the submission of its offering application in such other Offshore market; and (iv) report to the CSRC any of the material events specified in the Overseas Listing Measures within three business days after the occurrence and public announcement of such event. Under the Notice on the Arrangements for the Filing Administration of Overseas Securities Offerings and Listings by Chinese Mainland Domestic Companies issued by the CSRC on February 17, 2023 (the “Overseas Listing Measures Notice”), Chinese mainland domestic companies that had already listed in Offshore markets before March 31, 2023, the effective date of the Overseas Listing Measures are not required to immediately file with the CSRC retroactively for their initial public offerings and listings, but may be required to do so retroactively in the future, and will be required to file with the CSRC with respect to any follow-on offerings of their securities and other specified future events and activities.

We cannot be certain that we have fully complied with or will in the future always comply with the rules and regulations of the Chinese mainland with respect to Internet security, data security, anti-monopoly, and other matters associated with Internet-related services and telecom-related activities. In addition, regulatory authorities in the Chinese mainland may promulgate new laws, rules or regulations at any time. If current or future laws, rules or regulations regarding Internet-related activities are interpreted to be inconsistent with our ownership structure and/or our business operations, our business could be severely impaired and we could be subject to severe penalties.

The laws and regulations of the Chinese mainland mandate complex procedures for some acquisitions of Chinese mainland-based companies by foreign investors, which could make it more difficult for us to make acquisitions in the Chinese mainland.

There are laws and regulations of the Chinese mainland, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which were jointly issued by six regulatory authorities in the Chinese mainland on August 8, 2006 and were amended on June 22, 2009; the Anti-Monopoly Law; Circular 6; and the Rules on Implementation of Security Review System, which were promulgated by the MOFCOM and became effective on September 1, 2011 (the “MOFCOM Security Review Rules”), established procedures and requirements expected to make merger and acquisition activities in the Chinese mainland by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese mainland domestic enterprise, and that approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by Chinese mainland enterprises or residents acquire affiliated domestic companies. The Platform Guidelines stipulate that any business combinations or acquisitions of control (“Concentrations of Undertakings”) involving VIE structures fall within the scope of anti-monopoly review. If a Concentration of Undertakings meets the criteria for declaration as stipulated by the State Council, an operator must report such Concentration of Undertakings to the anti-monopoly law enforcement agency under the State Council in advance. There are laws and regulations of the Chinese mainland that also require certain merger and acquisition transactions to be subject to a merger control security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, or control through contractual arrangements or Offshore transactions. Factors that the MOFCOM considers in its security review for acquisitions of Chinese mainland-based companies by foreign investors include whether (i) an important industry is involved, (ii) the transaction involves factors that have had or may have an impact on national economic security and (iii) the transaction will lead to a change in control of a Chinese mainland domestic enterprise that holds a well-known Chinese mainland trademark or a time-honored Chinese mainland brand. The Measures for the Security Review of Foreign Investment (the “Security Review Measures”), promulgated by the MOFCOM and the National Development and Reform Commission (the “NDRC”), which became effective on January 18, 2021, further stipulate that any foreign investment that affects or may affect national security will be subject to a security review by relevant regulatory authorities in the Chinese mainland. If the business of any target company that we might plan to acquire falls into the ambit of security review, we may not be able to successfully acquire the target company. Complying with the requirements of the relevant regulations to complete any such transactions could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Even if we are in compliance with Chinese mainland regulations relating to licensing and foreign investment prohibitions, regulatory authorities in the Chinese mainland may prevent us from distributing, and we may be subject to liability for, content that they believe is inappropriate.

The Chinese mainland has enacted regulations governing Internet access and the distribution of news and other information. In the past, regulatory authorities in the Chinese mainland have stopped the distribution of information over the Internet that they believe violates Chinese mainland law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from regulatory authorities in the Chinese mainland. Furthermore, the Ministry of Public Security (the “MPS”) has the authority to make any local Internet service provider block any Website maintained outside the Chinese mainland at its sole discretion. Even if we comply with Chinese mainland regulations relating to licensing and foreign investment prohibitions, if regulatory authorities in the Chinese mainland were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

We are also subject to potential liabilities for content on our Internet platforms that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems under regulations promulgated by the MIIT, such potential liabilities including the imposition of fines or even the shutting down of the Internet platforms.

Furthermore, we are required to delete content that clearly violates Chinese mainland law and report content that we suspect may violate Chinese mainland law. We may have difficulty determining the type of content that may result in liability for us and, if we are wrong, we may be prevented from operating our Internet platforms.

Dividends we receive from our operating subsidiaries located in the Chinese mainland are subject to Chinese mainland profit appropriation and withholding tax.

Chinese mainland regulations currently permit payment of dividends by our Chinese mainland-based WFOEs only out of their accumulated profits, if any, determined in accordance with Chinese mainland accounting standards and regulations. In addition, Chinese mainland law requires our Chinese mainland-based WFOEs to set aside no less than 10% of their net income each year to fund certain reserve funds until these reserves equal 50% of the amount of registered capital. These reserves are not distributable as cash dividends.

Furthermore, tax laws and regulations of the Chinese mainland provide that a withholding tax at a rate of up to 10% may be applicable to dividends payable to non-Chinese mainland investors that are “non-resident enterprises,” to the extent that such dividends are derived from sources within the Chinese mainland. Under the Arrangement Between the Chinese Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Chinese mainland-HK Tax Arrangement”), which became effective on January 1, 2007, the dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-Chinese mainland resident enterprise and holds at least 25% of the equity interests in the Chinese mainland enterprise distributing the dividends, subject to approval of the local tax authority in the Chinese mainland. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. The State Administration of Taxation (the “SAT”) issued an Announcement on Issues in Tax Treaties Relating to “Beneficial Owner” (“Announcement 9”), effective April 1, 2018, which provides guidance on determining whether an enterprise is a “beneficial owner” of dividends under the Chinese mainland’s tax treaties and tax arrangements. Announcement 9 provides that, in order to be a beneficial owner, an entity generally must be a direct owner of, and have the right to control, the income of the enterprise that is paying the dividends or must be a direct owner of, and have the right to control, the tangible or intangible assets generating such income, and also specifies that a company that is not organized for the purpose of engaging in substantive business activities may not be regarded as a beneficial owner. If any of our Hong Kong subsidiaries is, in the light of Announcement 9, determined by the SAT to not be a beneficial owner for purposes of the Chinese mainland-HK Tax Arrangement, any dividends paid to it by any of our Chinese mainland-based subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the regular withholding tax rate of 10%.

Furthermore, to the extent that the VIEs have undistributed after-tax profits, we must pay tax on behalf of our employees who hold interests in the VIEs when the VIEs distribute dividends in the future. The current individual income tax rate is 20%.

Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Chinese mainland-based subsidiaries, including the Chinese mainland-based subsidiaries of our subsidiary Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our Chinese mainland-based subsidiaries and the VIEs in the Chinese mainland are subject to restrictions imposed by Chinese mainland law on paying such dividends and making other payments.

Sohu.com Limited is a holding company with no operating assets other than investments in the Chinese mainland-based operating entities through our intermediate Offshore holding companies. Our Offshore entities may need to rely on dividends and other distributions on equity paid by Chinese mainland-based subsidiaries for the cash requirements in excess of any cash raised from investors and retained by Sohu.com Limited or our other Offshore entities. In addition, for subsidiaries engaging in Sohu’s business in the Chinese mainland to be able to use the proceeds of cash dividends from Changyou, the dividends would have to be paid through the Sohu Cayman Islands entities Sohu Game that hold Sohu’s shares in Changyou. The primary source of any dividend payments to our Offshore entities would need to be our Chinese mainland-based subsidiaries after they receive payments from the VIEs under various service agreements and other arrangements. It is possible that our Chinese mainland-based subsidiaries will not continue to receive payments in accordance with our contracts with the VIEs or that such payments will become subject to restrictions imposed by Chinese mainland law. If our subsidiaries and the VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us through the intermediate companies. In addition, amounts available for dividends are further reduced because transfers of funds out of the Chinese mainland generally are subject to a withholding tax of 10%, and of 5% if transfers are made to Hong Kong and subject to the Chinese mainland-HK Tax Arrangement.

Regulatory authorities in the Chinese mainland also impose controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currencies out of the Chinese mainland. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currencies. If we or any of our subsidiaries are unable to receive the revenues from our operations through these service agreements and other arrangements, we may be unable to effectively fund any cash requirements we may have.

Activities of Internet content providers are or will be subject to additional Chinese mainland regulations, which have not yet been put into effect. Our operations may not be consistent with these new regulations when put into effect, and, as a result, we could be subject to severe penalties.

The MIIT has stated that the activities of Internet content providers are subject to regulation by various regulatory authorities in the Chinese mainland, depending on the specific activities conducted by the Internet content provider. Various regulatory authorities in the Chinese mainland have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation currently include online advertising, online news reporting, online publishing, provision of online or mobile music, online securities trading, the provision of industry-specific information (such as, for example, drug-related information) over the Internet, foreign investment in value-added telecommunication services, cybersecurity, and data security. Other aspects of our online operations may be subject to additional regulations in the future. Although we have obtained a permit to engage in the live broadcasting video platform services, we cannot be certain that regulatory authorities in the Chinese mainland will not issue new laws or regulations specifically regulating the operation of a live broadcasting video platform. Our operations might not be consistent with current laws and regulations or any such new regulations and, as a result, we could be subject to penalties.

Regulation and censorship of information distribution in the Chinese mainland may adversely affect our business.

Authorities in the Chinese mainland have enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party censors news published in the Chinese mainland to ensure, supervise and control the presentation of a particular political ideology. In addition, the MIIT has published implementing regulations that subject online information providers to potential liability for content included in their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese mainland law prohibiting the distribution of content deemed to be socially destabilizing. Furthermore, because many Chinese mainland laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainty. In addition, the legal system of the Chinese mainland is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases an Internet platform operator may have difficulties determining the type of content that may subject it to liability.

Periodically, the MPS stops the distribution over the Internet of information which it believes to be socially destabilizing. The MPS also has the authority at its sole discretion to require any local Internet service provider to block any Website maintained outside the Chinese mainland. If regulatory authorities in the Chinese mainland were to take action or exercise its authority to limit or eliminate the distribution of information through our portal or to limit or regulate current or future applications available to users of our portal, our business would be adversely affected.

The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all regulatory and Chinese Communist Party organizations in the Chinese mainland, is authorized to block any Website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. Under the applicable regulations, we may be held liable for any content transmitted on our portal. Furthermore, where the transmitted content clearly violates Chinese mainland law, we will be required to delete it. Moreover, if we consider transmitted content suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, we may be shut down. In addition, the State Secrecy Bureau has adopted regulations stipulating that Internet companies, such as us, that provide bulletin board systems, chat rooms or similar services must apply for the approval of the State Secrecy Bureau. As the implementing rules of these regulations have not been issued, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

We may be adversely affected by the Chinese mainland regulatory authorities’ ongoing crackdown on Internet pornographic content.

Regulatory authorities in the Chinese mainland have stringent prohibitions on online pornographic information and has launched several crackdowns on Internet pornography. On December 4, 2009, the MIIT and three other regulatory authorities in the Chinese mainland jointly issued the Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media (the “Anti-Pornography Notice”) to further crackdown on online pornography. Pursuant to this Anti-Pornography Notice, rewards of up to RMB10,000 will be provided to Internet users who report Websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. On April 13, 2014, the National Working Group on Anti-Pornography and three other regulatory authorities in the Chinese mainland jointly issued the Anti-Pornography Proclamation, under which Internet service providers must immediately remove texts, images, video, advertisements and other information that contain pornographic content. The relevant regulatory authority in the Chinese mainland may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. Although we require all users upon account registration to agree to our terms of service, which specify the types of content that are prohibited on our platform, and we have deleted from our relevant channels and communities all Web pages with material that we believe could reasonably be considered to be vulgar and have strengthened our internal censorship and supervision of links and content uploaded by users, it is possible that our users may engage in obscene conversations or activities on our platform that may be deemed illegal under laws and regulations of the Chinese mainland. For example, we provide a live broadcasting video platform for users, and because the video and audio communication on this platform is conducted in real time, we are unable to examine the content generated by our hosts and users on air before the content is streamed on the platform. There is no assurance that content considered vulgar by regulatory agencies in the Chinese mainland will not appear in the future. We may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platform, if we are deemed under the laws and regulations of the Chinese mainland to have facilitated the appearance of inappropriate content placed by third parties on our platform. In addition, if we are accused by any regulatory authority of hosting vulgar content, our reputation could be adversely affected.

Regulations relating to the online transmission of foreign films and TV dramas may adversely affect our online video business.

On September 2, 2014, the SAPPRFT issued a Notice on Further Strengthening the Administration of Online Foreign Audiovisual Content (the “September 2014 SAPPRFT Notice”), which requires that operators of audiovisual Websites obtain from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, or TV Animation Distribution Permit for all foreign films and TV dramas before they are transmitted via the Internet in the Chinese mainland. The September 2014 SAPPRFT Notice further stipulates that before any foreign films or TV dramas for transmission exclusively via the Internet are purchased after the promulgation of the September 2014 SAPPRFT Notice, operators of audiovisual Websites must declare their annual purchasing plans with the SAPPRFT before the end of the year preceding the year of the intended broadcast and obtain the SAPPRFT’s approval. The September 2014 SAPPRFT Notice also states that the number of foreign films and TV dramas to be purchased by an operator and transmitted via its Website in a single year may not exceed 30% of the total amount of Chinese mainland domestic films and TV dramas purchased and transmitted by the same Website in the previous year.

The promulgation of the September 2014 SAPPRFT Notice has had, and may continue to have, an adverse impact on our online video business. If we are not able to obtain the required SAPPRFT approval in time, there will be a delay in our ability to broadcast such foreign films and TV dramas on our Internet platforms and in our generation of advertising revenues from such films and TV dramas. We are also subject to the risk that users might access pirated versions of such films and TV dramas during any such delay, and become less likely to view them on our Internet platforms when they become available, which would cause our online traffic and advertising revenues to be lower than we expected. If we fail to obtain the required approval by the SAPPRFT, we may not be able to recoup the costs we spent in acquiring the broadcasting rights of, and marketing, those films and TV dramas. In addition, it could be necessary for us to recognize impairment charges related to foreign films and TV dramas we have purchased. The requirement of a minimum ratio of domestic video content to foreign-sourced content in the September 2014 SAPPRFT Notice may require us to purchase more domestic video content in order for us to be permitted to maintain a sufficient portfolio of online foreign films and TV dramas. If, on the other hand, we respond to the minimum ratio requirement of the September 2014 SAPPRFT Notice by reducing our purchases of foreign films and TV dramas, our attraction to users, traffic or advertisers on our online video Internet platforms could be reduced, resulting in a decrease in our advertising revenues.

Regulation and censorship of live broadcasting services in the Chinese mainland may adversely affect our business.

As live broadcasting has surged in popularity in the Chinese mainland, regulatory authorities in the Chinese mainland have increased their efforts to regulate it. The Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”) issued an Online Performance Notice, which became effective on July 1, 2016, and issued the Online Performance Measures, which became effective on January 1, 2017; the CAOC issued Live Social Video Provisions on November 4, 2016; and the MIIT and several other regulatory authorities in the Chinese mainland issued a Notice on Strengthening the Administration of Live Online Social Video Services on August 1, 2018, providing for the administration and censorship of live broadcasting. The Live Social Video Provisions require us to implement procedures to detect and block illegal, fraudulent, politically-sensitive and inappropriate content and activities conducted through our live broadcasting platform. Although we have implemented procedures for our live broadcasting platform designed to detect and prevent material and activity that we believe could reasonably be considered to be prohibited, it is possible that hosts and users of our platform may distribute content and engage in activities that may be deemed illegal, but that we do not detect and identify as such. If regulatory authorities in the Chinese mainland believe that illegal or inappropriate activities haven been conducted through our live broadcasting platform, or if there is negative media coverage concerning our platform, the authorities in the Chinese mainland may hold us liable for non-compliance and subject us to administrative penalties or other sanctions, which could cause our business to suffer or have an adverse effect on our user base. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Online Cultural Products.”

Regulations relating to Offshore investment activities by residents of the Chinese mainland may limit our ability to acquire Chinese mainland-based companies and could adversely affect our business.

In July 2014, the State Administration of Foreign Exchange (the “SAFE”) promulgated Circular 37, which replaced Circular 75, promulgated by the SAFE in October 2005. Circular 37 requires residents of the Chinese mainland, including institutions and individuals of the Chinese mainland, to register with the local SAFE branch in connection with their direct establishment or indirect control of an Offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or Offshore assets or interests. Residents of the Chinese mainland must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by individuals of the Chinese mainland, share transfer or exchange, merger, division or other material event. In February 2015, the SAFE promulgated the Circular for Further Simplifying and Improving Policies of Foreign Exchange Administration Applicable to Direct Investment, which provides that effective June 2015 designated local banks are delegated authority under Circular 37 to review and process Chinese mainland residents’ applications for their initial foreign exchange registrations or amendments to their registrations in connection with their overseas direct investments. Under these regulations, Chinese mainland residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese mainland-based entity, including the payment of dividends and other distributions to its Offshore parent, as well as restrictions on capital inflows from the Offshore entity to the Chinese mainland-based entity, including restrictions on the ability to contribute additional capital to the Chinese mainland-based entity.

It is possible that some or all of our shareholders who are residents of the Chinese mainland will not comply with all the requirements required by Circular 37 or related rules. Any future failure by any of our shareholders who is a resident of the Chinese mainland, or controlled by a resident of the Chinese mainland, to comply with relevant requirements under these regulations could subject us to fines or legal sanctions imposed by regulatory authorities in the Chinese mainland, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in these subsidiaries and restrict our cross-border investment activities, which could in turn limit our ability to distribute dividends to holders of our ordinary shares and ADSs.

Chinese mainland regulatory requirements with respect to transfers by offshore holding companies, such as us, to their Chinese mainland subsidiaries and VIEs that they consolidate and regulatory control of currency conversion in the Chinese mainland may limit or delay our ability to transfer funds to our Chinese mainland subsidiaries and the VIEs we consolidate, which could have an adverse effect on our ability to fund and expand our business.

As a holding company incorporated in the Cayman Islands, we will need to comply with applicable laws and regulations of the Chinese mainland in order to transfer funds to our Chinese mainland subsidiaries, which are treated as foreign-invested enterprises (“FIEs”), or to the Chinese mainland-based VIEs that we consolidate under U.S. GAAP (ASC 810). If we transfer funds to any of our Chinese mainland subsidiaries by way of increasing their registered capital, we will need to make a capital contribution to such subsidiaries and convert the contributed amount from U.S. dollars or another foreign currency into RMB, and will need to report any such increase to the MOFCOM or one of its local branches, the SAFE or one of its local branches, or an authorized bank. If we transfer funds through loans to our Chinese mainland subsidiaries or to the Chinese mainland-based VIEs that we consolidate, under current Chinese mainland law we will also need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our Chinese mainland subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the subsidiary’s net assets and, in the case of one of the VIEs that we consolidate, to two times the VIE’s net assets. The need to comply with such requirements could prevent us from making timely fund transfers to our Chinese mainland subsidiaries and, in the event we wish to make such transfers through loans to our Chinese mainland subsidiaries or the VIEs, will limit the amounts that we may transfer, which could limit our ability to fund or expand our business.

SAFE promulgated the Circular on Reforming Management of the Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (“Circular 19”), which became effective on June 1, 2015, and the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“Circular 16”), which took effect on June 9, 2016. Circular 19 and Circular 16 replaced previous regulations limiting an FIE’s use of its RMB-settled registered capital. Circular 19 and Circular 16 provide, among other restrictions, that an FIE may use its RMB funds converted from foreign currencies through capital contributions by or loans from its overseas investor(s) only for purposes within the FIE’s approved business scope, and that violations of the regulations can result in severe penalties, including large fines. These regulations may limit our ability to transfer and use our overseas funds through capital contributions or loans to our Chinese mainland-based subsidiaries and the Chinese mainland-based VIEs that we consolidate to invest in or acquire other businesses, or establish additional VIEs.

We may be subject to fines and legal sanctions if we or our employees who are citizens of the Chinese mainland fail to comply with Chinese mainland regulations relating to employee share options.

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC and the related Implementation Rules issued by the SAFE, all foreign exchange transactions involving an employee share incentive plan, share option plan or similar plan participated in by citizens of the Chinese mainland may be conducted only with the approval of the SAFE. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (“Offshore Share Incentives Rule”), issued by the SAFE on February 15, 2012, citizens of the Chinese mainland who are granted share options, restricted share units or restricted shares by an Offshore publicly listed company are required to register with the SAFE or its authorized branch and comply with a series of other requirements. The Offshore Share Incentives Rule also provides procedures for registration of incentive plans, the opening and use of special accounts for the purpose of participation in incentive plans, and the remittance of funds for exercising options and gains realized from such exercises and sales of such options or the underlying shares, both outside and inside of the Chinese mainland. We, and any of our employees or members of our Board of Directors who are citizens of the Chinese mainland have been granted share options, restricted share units or restricted shares, are subject to the Administration Measures on Individual Foreign Exchange Control, the related Implementation Rules, and the Offshore Share Incentives Rule. Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentives granted to residents of the Chinese mainland, there remains uncertainty with respect to its implementation. If we, or any of our employees or members of our Board of Directors who are citizens of the Chinese mainland receive or hold options, restricted share units or restricted shares in us or any of our subsidiaries, fail to comply with these registration and other procedural requirements, we may be subject to fines and other legal or administrative sanctions.

If the status of certain of our Chinese mainland subsidiaries and the VIEs as “High and New Technology Enterprises,” KNSEs, or “Software Enterprises” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid tax and may be subject to a higher tax rate, which would adversely affect our results of operations.

Tax laws and regulations of the Chinese mainland generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Tax laws and regulations of the Chinese mainland provide that a “Software Enterprise” can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. An entity that qualifies as a KNSE can enjoy a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of Software Enterprises or KNSEs must perform a self-assessment each year to ensure they meet the relevant criteria for qualification If at any time during the preferential tax treatment years an enterprise uses the preferential rates but the relevant authorities determine that it failed to meet applicable criteria for qualification, the authorities may revoke the enterprise’s Software Enterprise or KNSE status, as applicable.

There are uncertainties regarding future interpretation and implementation of the laws and regulations of the Chinese mainland governing these preferential income tax rates. It is possible that the HNTE, Software Enterprise, and KNSE qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their VAT, will be challenged by higher level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the applicable tax laws and regulations. If our subsidiaries and the VIEs that we have consolidated under U.S. GAAP (ASC 810) that have qualified as HNTEs, Software Enterprises or KNSEs, cannot qualify for such preferential income tax status in the future, our effective income tax rate will be increased significantly and we may have to pay additional income tax to make up the previously unpaid tax, which would reduce our net income.

We may be deemed a Chinese mainland resident enterprise and be subject to Chinese mainland taxation on our worldwide income.

Tax laws and regulations of the Chinese mainland provide that enterprises established outside of the Chinese mainland whose “de facto management bodies” are located within the Chinese mainland are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income (including dividend income received from subsidiaries). Under the Implementing Regulations for the Corporate Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Since substantially all of our operational management is currently based in the Chinese mainland, it is unclear whether Chinese mainland tax authorities would require (or permit) us to be treated as a Chinese mainland-resident enterprise. If we are treated as a resident enterprise for Chinese mainland tax purposes, we will be subject to Chinese mainland tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.

Dividends payable by us to our foreign investors and profits on the sale of our shares may be subject to tax under Chinese mainland tax law.

Under the Implementing Regulations for the Corporate Income Tax Law, Chinese mainland income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” not having an establishment or place of business in the Chinese mainland, or which do have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the Chinese mainland. Similarly, any profits realized through the transfer of shares by such investors are also subject to 10% Chinese mainland income tax if such profits are regarded as income derived from sources within the Chinese mainland. It is unclear whether dividends we pay with respect to our share, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the Chinese mainland and be subject to Chinese mainland tax. If we are required under the Implementing Regulations for the Corporate Income Tax Law to withhold Chinese mainland income tax on dividends payable to our non- Chinese mainland investors that are “non-resident enterprises,” or if you are required to pay Chinese mainland income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

Restrictions on currency exchange may limit our ability to use our revenues effectively.

Substantially all of our revenues and operating expenses are denominated in RMB. The RMB is not freely tradable in capital account transactions, which include foreign direct investment. Foreign exchange transactions classified as capital account transactions are subject to limitations and require approval from the SAFE. This could affect our Chinese mainland-based subsidiaries’ ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Further, although the RMB is at present freely convertible in current account transactions, which include dividends, and trade and service-related foreign exchange transactions, and our Chinese mainland-based subsidiaries may purchase and retain foreign exchange for settlement of such transactions, including payment of dividends, without the approval of the SAFE, the relevant regulatory authorities in the Chinese mainland may limit or eliminate our ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues are likely to be in the form of RMB, these existing restrictions, and any future restrictions, on currency exchange may limit our ability to use revenues generated in RMB to fund our business activities outside of the Chinese mainland, or to make expenditures denominated in foreign currencies.

We may suffer currency exchange risks if the RMB depreciates or appreciates relative to the U.S. dollar.

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. In July 2005, the Chinese mainland reformed its exchange rate regime by establishing a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The RMB is no longer pegged to the U.S. dollar and the exchange rate will have some flexibility. Hence, considering the floating exchange rate regime, if the RMB depreciates relative to the U.S. dollar, our revenues as expressed in our U.S. dollar financial statements will decline in value. Conversely, if the RMB appreciates relative to the U.S. dollar, our revenues as expressed in our U.S. dollar financial statements will appreciate in value, while not illustrating fully the relative strength of our operating results following such appreciation compared to prior periods.

In 2020 and 2021, the RMB exchange rate against the U.S. dollar appreciated significantly. The center point of the currency’s official trading band was 6.9140 in January 2020, and was 6.5415 in December 2020, representing appreciation of approximately 5.4% in 2020. The center point of the currency’s official trading band was 6.4790 in January 2021, and was 6.3699 in December 2021, representing appreciation of approximately 1.7% in 2021. In 2022, the RMB exchange rate against the U.S. dollar depreciated significantly. The center point of the currency’s official trading band was 6.3629 in January 2022, and was 6.9852 in December 2022, representing depreciation of approximately 9.8% in 2022, which led to a decline in our revenues reported in U.S dollars.

There are limited hedging transactions available in the Chinese mainland to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by Chinese mainland exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Risks Related to Our Ordinary Shares and ADSs

The U.S. Public Company Accounting Oversight Board (the “PCAOB”) in the past was, and may in the future be, unable to conduct inspections of our independent auditor’s work in relation to its audits of our financial statements, and the inability of the PCAOB to conduct such inspections could deprive investors in our ADSs of the benefits of such inspections.

Starting in 2011, we and the Chinese mainland/Hong Kong-based affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese mainland law. As a result, before 2022 the PCAOB was not able to conduct to its satisfaction inspections of independent registered public accounting firms based in the Chinese mainland and Hong Kong, including our independent registered public accounting firm, and we and investors in our ADSs were deprived of the potential benefits of such inspections. Although the PCAOB reported on December 15, 2022 that it has been able to inspect the big four accounting firms based in the Chinese mainland and Hong Kong, including our registered public accounting firm, to its satisfaction, the PCAOB has continued to caution that the authorities in the Chinese mainland might take positions in the future that would prevent the PCAOB from conducting such inspections. The lack of such inspections in the future could cause investors and potential investors in our ADSs to lose confidence in our registered public accounting firm’s audit and quality control procedures, our reported financial information, and the quality of our financial statements, and cause the market value of our ADSs to decline significantly.

The U.S. Holding Foreign Companies Accountable Act, which was signed into law by the U.S. President in December 2020, could result in the prohibition of the trading of our ADSs on Nasdaq, any other U.S. securities exchange, or in the U.S. over-the-counter markets.

On December 18, 2020, the U.S. President signed the Holding Foreign Companies Accountable Act (as amended on December 29, 2022, the “HFCAA”). The HFCAA, among other things, directs the SEC to prohibit trading on U.S. stock exchanges and in the U.S. over-the-counter markets the securities of foreign-based companies if their financial statements are audited by accounting firms that the PCAOB determines it has been unable to inspect or investigate completely for a period of two consecutive audit years (“Non-Inspection Years”), because of a position taken by the authorities in a foreign jurisdiction in which the accounting firms are based (each accounting firm so determined by the PCAOB, a “PCAOB-Identified Firm”). On November 5, 2021, the SEC approved a PCAOB rule that provides a framework for the PCAOB to determine, pursuant to the HFCAA, whether an accounting firm is a PCAOB-Identified Firm. On December 2, 2021, the SEC announced that it was finalizing interim rules providing for, among other things, procedures to identify issuers that filed their annual reports with audit reports issued by PCAOB-Identified Firms (each issuer so identified by the SEC, a “Commission-Identified Issuer”) and prohibiting the trading of the securities of Commission-Identified Issuers if they are identified as such by the SEC for the number of Non-Inspection Years specified under the HFCAA. On December 16, 2021, the PCAOB reported to the SEC (the “2021 PCAOB Determination”) that the PCAOB had determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, because of a position taken by the authorities in the Chinese mainland and in Hong Kong, and identified the accounting firms that were subject to the 2021 PCAOB Determination, which included our independent registered public accounting firm. On May 4, 2022, we were identified by the SEC as a Commission-Identified Issuer, because we filed with the SEC our annual report on Form 20-F for the year ended December 31, 2021, which included financial statements audited by our registered public accounting firm, which was then on the list of PCAOB-Identified Firms. On August 26, 2022, the PCAOB entered into an agreement with the CSRC and the Ministry of Finance of China (the “PCAOB/China Audit Agreement”) that provides a framework for the PCAOB’s inspection and investigation of registered public accounting firms headquartered in the Chinese mainland and in Hong Kong. On December 15, 2022, the PCAOB reported to the SEC (the “2022 PCAOB Determination”) that, after conducting extensive and thorough inspections and investigations under the PCAOB/China Audit Agreement, the PCAOB had determined that it had been able to conduct inspections and investigations to its satisfaction and that those registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, including our registered public accounting firm, that were previously subject to the 2021 PCAOB Determination were no longer identified as PCAOB-Identified Firms. As a result, it is unlikely that we will be identified by the SEC as a Commission-Identified Issuer in 2023. However, the PCAOB may make determinations in the future under the HFCAA identifying registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, including our registered public accounting firm, as PCAOB-Identified Firms, if the PCAOB concludes that authorities in the Chinese mainland have not fully performed their obligations under the PCAOB/China Audit Agreement. If that were to occur in the future, we would be likely to again be identified by the SEC as a Commission-Identified Issuer. If we were to be so identified in the future and continued as such for a period of two consecutive years, the SEC would be required by the HFCAA to prohibit trading of our ADSs and Ordinary Shares on Nasdaq, any other U.S. securities exchange, and in the over-the-counter market, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, which could cause our ADSs to lose all of their market value.

In addition, the HFCAA could cause uncertainty among investors and potential investors in our ADSs, and lead them to lose confidence in our ADSs as an investment. Further, if in the future trading in our ADSs and Ordinary Shares on Nasdaq, and otherwise in the United States, were to be prohibited by the SEC pursuant to the HFCAA, we might choose not to, or be unable to, list our Ordinary Shares on an exchange outside of the U.S., and, even if our Ordinary Shares were entered for trading on a non-U.S. exchange or other securities-trading platform, it is possible that no market for our Ordinary Shares would develop. Furthermore, it could be difficult for us to terminate the registration of our ADSs and ordinary shares under the Exchange Act even if a trading prohibition were to be imposed, because the HFCAA does not provide for such termination, and the general requirements for terminating such registration are stringent and difficult to meet. This would mean that we would continue to be subject to the time and expense of complying with the periodic reporting and other requirements under the Exchange Act, even though the holders of our ADSs would not be able to trade those ADSs in the U.S. public securities markets.

We are a Cayman Islands exempted company and, because there is less judicial precedent regarding the rights of shareholders under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Cayman Islands Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from more numerous judicial precedents under English common law (and other common law jurisdictions), which have persuasive, and in some cases binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware, where many United States-based corporations are organized. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts if they do not hold their shares in their own name. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.

It may be difficult to enforce any civil judgments against us or our Board of Directors or officers, because most of our operating and/or fixed assets are located outside the United States.

We are incorporated in the Cayman Islands, all of our assets are located outside the United States, and a substantial portion of our operations are conducted in the Chinese mainland. In addition, most of our directors and executive officers are nationals and residents of countries or regions other than the United States (primarily Chinese mainland or Hong Kong) and most, if not all, of the assets of these persons are located outside the United States. As a result, it may be difficult for holders of our ADSs to effect service of process within the United States upon these persons. It may also be difficult for holders of our ADSs to enforce in Cayman Islands courts or Chinese mainland courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws or of the securities laws of any state of the United States against us and our officers and directors.

The trading prices of our ADSs have been volatile, and the trading price of our ADSs will likely continue to be volatile. The price of our ADSs may fluctuate significantly, which may make it difficult for shareholders to sell our ADSs when desired or at attractive prices.

The trading prices of our ADSs, which are traded on the Nasdaq Global Select Market, have been volatile in recent years. During 2020, the trading price of our ADSs ranged from a low of $5.41 to a high of $25.71. During 2021, the trading price of our ADSs ranged from a low of $14.64 to a high of $24.99. During 2022, the trading price of our ADSs ranged from a low of $12.87 to a high of $20.02. On March 10, 2023, the closing price of our ADSs was $14.27 per ADS.

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

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement governing our ADSs (the “Deposit Agreement”), which is filed as an exhibit to this annual report, or for any other reason.

Holders of ADSs have limited voting rights and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs directly on an individual basis or through their brokers or other third parties holding their ADSs. Instead holders of our ADSs or, if applicable, their brokers or such other third parties must instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders of our ADSs or their brokers or such other third parties may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers or other third parties, will not have the opportunity to exercise a right to vote.

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

In addition, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares such holders’ ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them, or that the distribution requires certain regulatory approval, such as requirement for registration or approval for currency conversion. In these cases, the depositary may decide not to distribute that property and ADSs holders will not receive that distribution.

ADS holders will experience dilution if additional share options are granted and exercised.

As of December 31, 2022, there were no outstanding options for the purchase of our ordinary shares, restricted shares or other share-based awards. However, ADS holders will experience dilution to the extent that additional ordinary shares are issued upon exercise or settlement of options, restricted shares or other share-based awards that we may grant from time to time.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2022, there were 33,737,336 of our ordinary shares outstanding, and there were no outstanding options for the purchase of our ordinary shares or other share-based awards. However, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to members of our management, our employees and other persons, the settlement and sale of which would dilute our outstanding shares, which could drive down the price of our ADSs.

If the SEC or the staff of the SEC (the “SEC Staff”) were to determine or argue that the current, or any future, mix of our assets consisting of cash and cash equivalents, short-term investments, long-term time deposits, and long-term investments could cause us to be an “investment company” under the Investment Company Act of 1940, in order to avoid such designation we could be required to place a relatively larger portion of such assets than we do at present in low-return investments.

Section 3(a)(1) of the U.S. Investment Company Act of 1940, as amended (“the Investment Company Act”), defines “investment company,” in relevant part, as an issuer which “(A) [i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities . . . or (C) [i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Section 3(b)(1) of the Investment Company provides, in relevant part, that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an “issuer primarily engaged, directly or through . . . wholly-owned . . . subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company.

From time to time we have held, and as of December 31, 2022 and the date of this annual report hold, assets consisting of significant amounts of cash and cash equivalents and short-term investments, and a relatively smaller amount of assets consisting of long-term time deposits and long-term investments. We hold these cash and cash equivalent, short-term investment, long-term time deposit, and long-term investment assets for the sole purposes of future use in our operating businesses or to fund repurchases of our ADSs in the open market, and a substantial amount of such assets that we currently hold is attributable to our sale in September 2021 of our interest in a controlled operating subsidiary engaged in providing search and search-related advertising services, Sogou Inc., to an indirect wholly-owned subsidiary of Tencent Holdings Limited. We believe that we are not an investment company, as we (i) are not now engaged; (ii) do not propose to engage; (iii) have never since our founding in 1996 been engaged, either primarily or at all, in the business of “investing, reinvesting, or trading in securities”; and (iv) we are primarily, and solely, engaged through our wholly-owned subsidiaries in businesses other than such investing, reinvesting, or trading (namely online media, online video, and online games and, until September 2021, search and search-related advertising services).

Notwithstanding the foregoing, it is possible that the SEC or the SEC Staff could determine or argue, based on the types of instruments in which we currently invest, or may invest from time to time in the future, our excess cash, that we are an “investment company” under the Investment Company Act and the rules of the SEC under the Investment Company Act. For example, the SEC Staff and certain commenters have from time made statements appearing to suggest that an issuer could be deemed to be an investment company under Section 3(a)(1)(C) of the Investment Company Act if it holds investment securities exceeding 40% of the value of its assets, even if it is not otherwise engaged in investing, reinvesting, owning, holding, or trading in securities. If our assets consisting of certificates of deposit with terms of less than one year are considered to be “cash items” for purposes of Section 3(a)(1)(C) of the Investment Company Act, which we believe is the correct treatment of such assets, then our investment securities represented, and as of the date of this report represent, less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) as of December 31, 2022 and the date of this annual report. However, to our knowledge neither the SEC nor the SEC Staff has taken a definitive position as to the circumstances under which certificates of deposit may or may not be “cash items” or “investment securities” for purposes of the various definitions of investment company and exclusions from the definitions. If the SEC or the SEC Staff were to determine or argue that the short-term certificates of deposit that we hold are not cash items, then our investment securities could represent more than 40% of the value of our total assets of the value of our total assets (exclusive of U.S. government securities and cash items) as of December 31, 2022 and the date of this annual report, which could in term lead the SEC or the SEC Staff to determine or argue that we are indeed an investment company under the Investment Company Act. If that were to occur, because, among other reasons, “foreign private issuers” such as us are not permitted to register as investment companies under the Investment Company Act, in order to avoid such designation we could be required to shift some of our investments in certificates of deposits into instruments with relatively lower returns, such as bank deposits or money market funds, which would reduce the value of such assets over time pending our deployment of such assets in our businesses.

We believe that we may have been classified as a passive foreign investment company (a “PFIC”), for the 2022 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2022. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder (as defined under “Taxation - United States Federal Income Taxation”) holds our ADSs or ordinary shares, certain adverse United States federal income tax consequences likely would apply to such U.S. holder. See “Taxation-United States Federal Income Taxation - Passive Foreign Investment Company” in Item 10 of this annual report.

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

Press reports in the past concerning possible increased scrutiny by Chinese mainland authorities of the VIE structure used by us and various other Chinese mainland companies publicly-traded in the United States appear to have created concern at the time among investors and to have caused the price of the ADSs of various Chinese mainland companies, including us, that are publicly traded in the United States to drop, and similar reports in the future could have a similar adverse effect on the price of our ADSs.

In the past, various prominent western news outlets reported that the MOFCOM and the CSRC, among other regulatory authorities in the Chinese mainland, might be considering increased scrutiny or enhanced regulation of Chinese mainland companies that use VIE structures, such as we do, as a means of complying with Chinese mainland law restricting foreign ownership of certain businesses in the Chinese mainland, including online game businesses such as ours. Some of such news reports also sought to draw a connection between accounting issues at certain Chinese mainland companies, which were widely reported at the time, and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops at the time in the market prices of the shares of many Chinese mainland companies, including us. Recently there has been, and it appears likely that there will continue to be, increased scrutiny or enhanced regulation by Chinese mainland regulatory authorities of Chinese mainland companies, including us, that use VIE structures. In addition, while we are not aware of any causal connection between the reported accounting scandals and the use of VIE structures, it is possible that holders or potential purchasers of our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese mainland companies and cause fluctuations in the market prices of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

A small group of our existing shareholders, whose interests may differ from other shareholders, hold a significant percentage of our outstanding shares.

Dr. Charles Zhang, our Chairman and Chief Executive Officer, is our largest shareholder and beneficially owned approximately 33.8% of our outstanding ordinary shares as of March 10, 2023. Our executive officers and members of our Board of Directors as a group, including Dr. Zhang, beneficially owned approximately 34.3% of our outstanding ordinary shares as of March 10, 2023. Accordingly, these shareholders will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

Certain provisions of our Memorandum and Articles of Association, Cayman Islands law regarding mergers and similar arrangements, and our Shareholders’ Rights Agreement could delay or deter a change in control.

Some provisions of our Memorandum and Articles of Association may make it more difficult to acquire our company or effect a change in control of our company, even if an acquisition or change in control would be in the interest of our shareholders or if an acquisition or change in control would provide our shareholders or holders of our ADSs with a premium for their shares over then current market prices. For example, our Memorandum and Articles of Association provides for the division of our Board of Directors into two classes with staggered two-year terms and provides that shareholders have no right to take action by written consent and may not call an extraordinary general meeting of shareholders, and that any changes to these provisions or the provisions governing our board of directors and with respect to advance notice of shareholder business or nominations to be considered at an annual general meeting of our company, or the indemnity of our directors, require the affirmative vote of shareholders holding not less than 80% of the voting power of all our outstanding ordinary shares then entitled to vote. In addition, under Cayman Islands law, a merger of our company with another company would require approval of the holders of not less than two-thirds of our outstanding ordinary shares that are present and voting at the requisite shareholders meeting convened to consider the merger. Each of these provisions may make it more difficult for a third party to gain control of our board in connection with, or obtain any necessary shareholder approval for, a proposed acquisition or change in control.

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

Changyou’s past successes in its online games business with PC games may not provide a meaningful basis to evaluate its current business and prospects, as a substantial number of game players have migrated from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline. In response to such migration, Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games as a critical component of its business strategy. However, Changyou’s mobile games strategy has not been proven, and presents very different challenges from those presented in the past by its operation of PC games and Web games. Despite the early success of Changyou’s mobile game TLBB 3D after Changyou introduced it in late 2014 and of Changyou’s mobile game Legacy TLBB Mobile after Changyou launched it in May 2017, the popularity of, and the revenues generated from, TLBB 3D and Legacy TLBB Mobile continued to decline from 2019 through 2022. We cannot be certain that Changyou will be successful in its efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow Changyou’s mobile game business.

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

•

successfully adapt to evolving business models, industry trends and market environments by developing and investing in new business strategies, products, services and technologies for Changyou’s new games;

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

•

maintain or expand Changyou’s marketing efforts to attract more game players to its games and to the game information portal of the 17173.com Website in a rapidly changing and increasingly competitive business environment, and generate sufficient revenues to offset the costs and expenses of such marketing efforts; and reverse the recent decline in Changyou’s revenues from the 17173.com Website, particularly in view of the emergence of mobile games and the decline in the relative popularity of PC games and Web games as users switched to mobile devices.

If Changyou does not adapt its business to address these risks and uncertainties, its ability to continue its past success or to expand its business in the future is likely to be impeded.

Changyou’s business may not succeed in a highly competitive market.

Competition in the online game market in the Chinese mainland is becoming increasingly intense. Changyou competes primarily with other online game developers in the Chinese mainland, such as Tencent and NetEase, Inc. Many of Changyou’s competitors have, or may over time be able to gain, competitive advantages over Changyou in terms of:

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

The 17173.com Website derives online advertising revenue primarily from providing online advertising services to advertisers that develop, operate and distribute PC games. As the market demand for PC games continues to decline, the 17173.com Website faces intense competition, particularly from mobile application stores and other Internet platforms through which game players access mobile games, for advertising business targeting online players of mobile games. Changyou competes with other game information portals, such as Game.sina.com.cn, operated by Sina Corporation, and other Internet portals which have, or may over time be able to build, competitive advantages over Changyou in terms of:

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

In order to compete effectively in the Chinese mainland, as well as in the worldwide market, Changyou must continue to invest in research and development, to enhance its technology and its existing games, advertising and other services, and to introduce new game products and services in order for it to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If Changyou’s products and services are not responsive to the needs of its game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if its competitors are more successful than Changyou is in developing compelling products or in attracting and retaining game players and advertisers, Changyou may not be able to compete effectively.

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

Changyou has made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to its business and/or enter into strategic alliances in order to leverage its position in the Chinese mainland market and expand its business domestically and internationally. Such acquisitions or strategic alliances may expose Changyou to potential risks, including risks associated with the integration of new technologies, businesses and personnel including its continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from its existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on Changyou’s ability to manage its business. In addition, acquired businesses may not perform to Changyou’s expectations for various reasons, including the loss of key personnel or key clients, and Changyou’s strategic focus may change. As a result, Changyou may not realize the benefits it anticipated. If Changyou fails to integrate acquired technologies, businesses and assets or realize the expected benefits, Changyou may not receive a return on its investment and its transaction costs for such acquisitions. In view of the rapidly changing economic environment, highly volatile capital market and other uncertainties in the Chinese mainland market, the benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect its business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, and/or result in impairment losses related to assets of acquired businesses, which could adversely affect Changyou’s results of operations. For example, in 2019 Changyou ceased operation of its cinema advertising business, as the business had generated significant net losses in 2017 and 2018 and Changyou’s efforts to eliminate the losses were unsuccessful, and recognized a $17.0 million impairment loss related to the assets of the business. In 2022, Changyou recognized a $12.0 million impairment loss for an equity investment in a third-party online game developer.

Changyou is dependent upon its management and upon its key development and technical personnel, and Changyou’s business may be disrupted if it loses the services of any of them.

Changyou’s future success depends substantially on the services of the members of its management and its key development and technical personnel, such as Changyou’s Chief Executive Officer Dewen Chen and its key game development personnel. If one or more of the members of Changyou’s management or key development or technical personnel were unable or unwilling to continue in their present positions, Changyou might not be able to replace them easily, or at all. If any of the members of Changyou’s management or its key employees joins a competitor or forms a competing company, not only would Changyou lose know-how, key professionals, staff members and suppliers, but such members of Changyou’s management and key employees could develop and operate games and other services that could compete with and take game players and users away from its existing and future business. Although each of these members of Changyou’s management and key personnel has entered into an employment agreement with non-competition provisions, these non-competition provisions may not be enforceable in the Chinese mainland.

Changyou’s prospects for growth may be adversely affected if Changyou cannot successfully manage and make timely adjustments to its hiring needs to support its business strategies.

The Internet industry in the Chinese mainland is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and Changyou’s success in the implementation of its growth strategies depends on Changyou’s ability to successfully manage, and make timely adjustments to, its hiring needs. The number of Changyou’s employees decreased by 13% in 2017, by 14% in 2018, and by 15% in 2019, as Changyou emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business. Although the number of Changyou’s employees stayed stable from 2020 to 2022, there may be further layoffs. Any such layoffs could have an adverse effect on Changyou’s remaining employees’ morale and their loyalty to Changyou, and cause Changyou to lose employees whose talent and experience are important for its business, and could also have a negative impact on its reputation as an employer and its ability to attract qualified employees in the future. Laid-off employees could also make claims against Changyou for additional compensation, causing Changyou to incur additional expense.

Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business.

Changyou has applied for initial registrations in Chinese mainland and Offshore markets, and/or changes in registrations relating to transfers in the Chinese mainland, of its key trademarks, including ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect its exclusive rights to these trademarks. Changyou has succeeded in registering the trademarks ChangYou.com, cyou.com, and 17173 in the Chinese mainland under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the CNIPA, and relevant authorities overseas. Changyou has the license rights to use the trademarks TLBB, TLBB logos and TLBB 3D for its mobile games TLBB 3D, Legacy TLBB Mobile, and TLBB Honor and for its PC game TLBB under its existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms, Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force it to lose the right to use the trademarks related to those games. Changyou has applied for patents relating to the design of its games and to technology intended to enhance the functionalities of its games. Changyou has various patent applications under examination by the Patent Office of the CNIPA. Approvals of Changyou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of Changyou’s patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. Changyou cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect Changyou’s rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of Changyou’s rights.

Changyou may need to incur significant expenses to enforce its proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed.

Changyou regards its intellectual property and proprietary rights as critical to its success. In particular, Changyou has spent a significant amount of time and resources in developing its current games and possible future games. Changyou’s ability to protect its proprietary rights in connection with its games is critical for their success and Changyou’s overall financial performance. While Changyou has registered software in the Chinese mainland for copyright protection and has taken various measures to protect its source codes, such measures may not be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary technology is difficult and expensive. In addition, while Changyou has registered some trademarks relating to its games in the Chinese mainland and other jurisdictions, and has applied for additional registrations of trademarks, in some instances Changyou may not succeed in obtaining registration of trademarks that it has applied for in different languages, such as English. We cannot assure that these pending or future trademark applications will be approved. Any failure to register trademarks in any country or region may limit Changyou’s ability to protect its rights in such country or region under relevant trademark laws, and Changyou may need to change the name of the relevant trademark in certain cases, which may adversely affect Changyou’s branding and marketing efforts.

Despite Changyou’s efforts to protect its intellectual property, online game developers may copy Changyou’s ideas and designs, and other third parties may infringe Changyou’s intellectual property rights. For example, certain third parties have misappropriated the source codes of previous versions of TLBB and have set up unauthorized servers in the Chinese mainland and elsewhere to operate TLBB to compete with Changyou. The existence of unauthorized servers may attract game players away from Changyou’s games and may result in decreases in Changyou’s revenues. Any measures Changyou takes in response may not be successful in eliminating these unauthorized servers. Litigation relating to intellectual property rights may result in substantial costs to Changyou and diversion of resources and management attention away from its business, and may not be successful. In addition, Changyou’s ideas and certain of its designs, if not fixed in a tangible form of expression or registered with the appropriate authorities in the Chinese mainland, may not be protected by patents or other intellectual property rights. As a result, Changyou may be limited in its ability to assert intellectual property rights against online game developers who independently develop ideas and designs that compete with Changyou.

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

Risk Related to Online Games

There are uncertainties regarding the future growth of the online game industry in the Chinese mainland.

The online game industry, from which Changyou derives most of its revenues, is a rapidly evolving industry. The growth of the online game industry and the level of demand and market acceptance of Changyou’s games are subject to a high degree of uncertainty. Changyou’s future operating results will depend on numerous factors affecting the online game industry, many of which are beyond Changyou’s control, including:

•	whether the online game industry, particularly in the Chinese mainland and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•

the availability and popularity of other forms of entertainment, particularly games on console systems, which are already popular in developed countries and may gain popularity in the Chinese mainland;

•	growth in users of the Internet and broadband and penetration in the Chinese mainland and other markets in which Changyou offers its games, and the rate of any such growth;

•

whether recent declines in the use of personal computers and growth in users of mobile devices such as smart phones and tablets in general, and for purposes of accessing online games in particular, continue or accelerate in the Chinese mainland and other markets in which Changyou offers its games;

•	changes in consumer demographics and public tastes and preferences; and

•	general economic conditions in the Chinese mainland, particularly economic conditions adversely affecting discretionary consumer spending.

There is no assurance that online games in general will continue to be popular in the Chinese mainland or elsewhere. If the current decline in the popularity of PC games continues or accelerates as users increasingly switch to mobile devices, Changyou’s revenues from its PC games may decrease significantly; and if the PC games that Changyou has launched, or expects to launch in the future, are not successful, Changyou may not be able to recoup the investments in its development and marketing of those games.

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

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in the Chinese mainland and in overseas markets. For its business to be successful, Changyou will need to continue to develop versions of its existing games and any future games that work well with such devices. The games that Changyou develops for such devices may not function as smoothly as its existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result Changyou’s games may not work well, or at all, on such devices. As new devices are released or updated, Changyou may encounter problems in developing versions of its games for use on such devices and Changyou may need to devote significant resources to the development, support, and maintenance of games for such devices. Since 2014 Changyou has been investing, and it expects to continue to invest, significant amounts in the development, promotion and operation of games for mobile devices. If Changyou is unable to successfully expand the types of devices on which its existing and future games are available, or if mobile versions of games that Changyou develops for such devices do not function well or are not attractive to users and game players; if the popularity and revenues of Changyou’s mobile game Legacy TLBB Mobile continue to decline; or if other mobile games that Changyou has launched, or expects to launch in the future, are not successful, Changyou may not be able to maintain or increase its revenues and recoup its investments in the mobile market.

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

Changyou’s mobile game Legacy TLBB Mobile has been generating a significant portion of Changyou’s revenues since its launch in May 2017. For the year ended December 31, 2021, revenues from Legacy TLBB Mobile were $79.5 million, accounting for approximately 12% of Changyou’s online game revenues and approximately 12% of its total revenues. For the year ended December 31, 2022, revenues from Legacy TLBB Mobile were $72.6 million, accounting for approximately 12% of Changyou’s online game revenues and approximately 12% of its total revenues. Changyou increasingly relies on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate its mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in the Chinese mainland, is the exclusive operator and distributor of Legacy TLBB Mobile under a license from Changyou, and shares with Changyou the revenues generated by the game. If Tencent terminates the current licensing arrangements with Changyou for Legacy TLBB Mobile or curtails Tencent’s marketing efforts to promote Legacy TLBB Mobile, or if Changyou is not able to establish and maintain collaborative relationships with other dominant game distributors and operators in the Chinese mainland for its existing and future mobile games on commercial terms that are acceptable to Changyou, it will be difficult for Changyou to maintain or expand its mobile game business. In addition, Changyou relies on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in Changyou’s mobile games, and to pay to Changyou the pre-agreed revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays Changyou, which has placed, and may continue to place, constraints on Changyou’s cash flow.

Changyou’s business will suffer if it is unable to develop successful high-quality games for mobile devices, expand its game portfolio with a variety of genres that are appealing to game players, monetize mobile games that Changyou develops, or acquire and maintain for a reasonable period the popularity and revenue levels of any of Changyou’s mobile games that are successful.

Developing high-quality games for mobile devices is an important component of Changyou’s online game strategy. The mobile games market in the Chinese mainland recently has been dominated by a small number of high-quality games, which collectively generate a substantial majority of the total revenues and profits of all mobile games in the market. Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games, focusing on those that Changyou believes have the potential to become high-quality games. Despite the early success of Changyou’s mobile game Legacy TLBB Mobile, we cannot guarantee that Changyou will be able to develop additional high-quality games that appeal to players or, even if Changyou is able to develop high-quality games that are successful, that such games will have lifespans that are long enough to generate an acceptable level of revenues, as mobile games tend to have relatively shorter lifespans than PC games. In addition, Changyou may encounter difficulty in integrating features into games developed for mobile devices that a sufficient number of players will pay for, or in otherwise sufficiently monetizing mobile games. As the mobile-device market in the Chinese mainland is saturated or near saturation, mobile-game developers and operators have increasingly devoted substantial resources to the expansion of their mobile-game portfolios with a variety of genres, such as massively multiplayer online role-playing games (“MMORPGs”), multiplayer online battle arena (“MOBA”) games, or first person shooter (“FPS”) games, that are appealing in the mobile game market, in order to acquire and retain game players and maintain or increase revenues from the games. However, Changyou has not been successful in the development of mobile games other than those in the MMORPG genre. If Changyou is unable to develop successful high-quality games and expand its game portfolio with games in a variety of genres that are in line with market trends, or implement successful monetization strategies for its mobile games in general, its ability to maintain or grow revenues will be adversely affected.

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

Further, even if Changyou develops or acquires license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from Changyou’s mobile game Legacy TLBB Mobile, which was launched in May 2017, declined sequentially from 2018 through 2022, which is typical for a mobile game. In addition, although a relatively large number of the mobile games available at any given time may be low-quality games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for Changyou to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in its pipeline.

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

We believe that, in order for many of the new online games that Changyou develops to be successful in the Chinese mainland, it is important for it to obtain license rights, and preferably exclusive license rights, to adapt the titles, characters, themes and story lines of popular works for use in the games. For example, Changyou developed and it operates its PC game TLBB and its mobile games Legacy TLBB Mobile and TLBB 3D with various features that are included in reliance on rights under its existing license agreements with respect to the late Chinese martial arts author Louis Cha’s popular novel Tian Long Ba Bu. We believe that these features have had a critical role in attracting and retaining many of the players of TLBB, Legacy TLBB Mobile, and TLBB 3D. However, it can be difficult to identify a sufficient number of such works that are suitable for adaptation for use in online games, and Changyou faces significant competition for rights, and in particular exclusive license rights, to such works from other online game companies that also adapt their online games from popular works. Obtaining license rights, and particularly exclusive license rights, to adapt suitable works for use in online games can involve significant expense, as the license fees, and the percentage of revenues from the games adapted from such works, payable to authors have continued to rise as competition for such license rights has intensified. In addition, Changyou has previously obtained, and intends to continue to seek to obtain, license rights for works from certain authors in foreign countries, and its ability to obtain such rights has previously been, and may be in the future be, adversely affected by greater scrutiny of such works, and a stricter approval process for permission to obtain such rights, by relevant authorities in the Chinese mainland compared to the scrutiny of and approval process applicable to domestic works.

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

Changyou’s development and operation of mobile games may be adversely affected by the promulgation of new, and the implementation and interpretation of existing, laws and regulations of the Chinese mainland affecting mobile games.

As mobile games are a relatively new type of online game in the Chinese mainland, developers and operators of mobile games, including Changyou, have been facing increasingly intense regulatory scrutiny from regulatory authorities in the Chinese mainland regarding the development and operation of mobile games. Substantial uncertainties exist regarding the timing of the promulgation of, and any changes to, current and future laws and regulations of the Chinese mainland and the effect of the interpretation and implementation thereof, which may, among other things:

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

•

require substantial management attention and effort in monitoring the development of, and ensuring Changyou’s compliance with, existing and future laws and regulations of the Chinese mainland affecting the mobile games business.

For a discussion of the risks associated with laws and regulations of the Chinese mainland affecting online games in general and mobile games in particular, see “Risks Related to Doing Business in the Chinese Mainland” in this Item 3 of this annual report.

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

There are additional risks associated with Changyou’s licensing from overseas developers of online games that are successful only in particular overseas markets, because such games may not be successful in the Chinese mainland market and other markets if Changyou is not able to successfully customize the games to adapt to differences in culture and user preferences in the Chinese mainland market and other markets.

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

If Changyou is unable to manage these risks and control these costs effectively, its ability to license or operate its games in the Chinese mainland or in regions and countries outside of the Chinese mainland, either directly or jointly with third-party joint operators, may be impaired.

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

All online games have limited lifespans. Changyou must launch new games that can generate additional revenue and diversify its revenue sources in order to remain competitive. Changyou will not generate any meaningful revenue from a game in development until it is commercially launched after open beta testing, and we cannot be certain that Changyou will be able to meet its timetable for new game launches or that its new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources, failure to obtain or delays in obtaining relevant regulatory authorities’ approvals, adverse developments in Changyou’s relationships with the licensors or third-party operators of its new games, and outbreaks of health epidemics, such as the ongoing COVID-19 pandemic, which may cause our offices to close and our management and key employees to be absent from work due to illness, could result in delayed launching of its new games or the cancellation of the development of its pipeline games. In addition, we cannot be certain that Changyou’s new games will be as well received in the market as TLBB, Legacy TLBB Mobile, and TLBB 3D have been, and you should not view Changyou’s historical game revenues or the success of TLBB, Legacy TLBB Mobile, and TLBB 3D as indications of the commercial success of any of its new or future games. Changyou may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate its new games from its existing games. If the new games Changyou introduces are not commercially successful, Changyou may not be able to generate sufficient revenues from new games to sustain or grow its revenues or to recover its product development costs and sales and marketing expenses, which can be significant. If Changyou acquires and pays for a license giving it the right to adapt an online game from an author’s work, but does not complete the development and introduction into the market of the game, or Changyou introduces the game but it is not successful, Changyou may not be able to recover the license fees it has paid.

Changyou generates all of its game revenues under the item-based revenue model, which presents risks related to consumer preferences and regulatory restrictions.

All of Changyou’s games, including PC games and mobile games, are operated under the item-based revenue model. Under this revenue model, Changyou’s game players are able to play the games for free, but are charged for the purchase of virtual items in the games. The item-based revenue model requires Changyou to design games that not only attract game players to spend more time playing, but also encourage them to purchase virtual items. The sale of virtual items requires Changyou to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If Changyou fails to design and price virtual items so as to incentivize game players to purchase them, Changyou may not be able to effectively translate its game player base and their playing time into revenues. In addition, the item-based revenue model may cause additional concerns with regulators in the Chinese mainland who have been implementing regulations designed to reduce the amount of time that youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by individual game players. A revenue model that does not charge for time played may be viewed by the regulators in the Chinese mainland as inconsistent with these goals. The item-based revenue model may not continue to be commercially successful and in the future Changyou may need to change its revenue model to a time-based or other revenue model. Any change in revenue model could result in disruption of Changyou’s game operations, a decrease in the number of its game players and a decline in its revenues.

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

Changyou stores on its servers, including physical servers that Changyou owns or rent and cloud-based servers that Changyou leases from third-party operators, and transmits over the Internet considerable and continually increasing amounts of data, much of which is essential to the operation of its business and some of which is highly confidential information concerning its business and its game players. In addition, the expansion of Changyou’s business to include mobile games and its need to comply with Chinese mainland regulations requiring real-name registration of its game players are likely to cause the amount of personal data concerning its game players that is transmitted over its networks to increase over time. Any breaches by hackers of Changyou’s network or of cloud-based servers Changyou leases from third-party operators could cause severe disruptions in its game development and operations and other business activities, allow piracy of the source code used in the operation of its games and allow pirated versions of its games to enter the marketplace, or result in the release of confidential personal or financial information of its game players or confidential information concerning Changyou’s business, any of which could have an adverse impact on Changyou’s business, its revenues, and its reputation among game players. In order to minimize the likelihood of such breaches as Changyou’s business expands and the amount of confidential and sensitive data increases, we expect that Changyou will need to expend considerable resources to maintain and enhance the effectiveness of its security systems.

Rapid technological changes may increase Changyou’s game development costs.

Technological development in online game industry is evolving rapidly, so Changyou needs to anticipate new technologies and evaluate their possible market acceptance. In addition, regulatory authorities or industry organizations in the Chinese mainland may adopt new technical standards that apply to game development. Any new technologies and new standards may require increases in expenditures for PC game and mobile game development and operations and continuing professional training of Changyou’s development and technical personnel, and Changyou will need to adapt its business and prepare its workforce to cope with the changes and support these new services to be successful. If Changyou falls behind in adopting new technologies or standards, its existing games may lose popularity, its newly developed games may not be well received in the marketplace.

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

Game players’ spending on Changyou’s games may be adversely affected by fluctuating growth in the Chinese economy and adverse conditions in the global economy.

Changyou relies for its revenues on the spending of its game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The growth rate of the Chinese mainland’s gross domestic product may fluctuate in the future, and a slowdown of the growth rate could result in a reduction in spending by Changyou’s game players.

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years, recent growth in the United States economy may not be sustainable and some analysts are concerned that the European Community may experience a sustained downturn. It is unclear how long such instability and volatility will continue, whether it will increase, whether it will lead to a renewed worldwide economic downturn such as the one that began in 2008, and how much adverse impact such instability and volatility or any such downturn might have on the economies of the Chinese mainland and other jurisdictions where Changyou operates its games. In addition, the worldwide COVID-19 pandemic has had, and may continue to have, a persistent negative impact on the Chinese economy. Any such instability, volatility or adverse impact in the Chinese mainland or in Offshore markets could cause Changyou’s game players to reduce their spending on its games in the Chinese mainland or Offshore markets and reduce its revenues.

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

Changyou’s online advertising revenues of $6.9 million for the year ended December 31, 2022, which were mainly derived from the operation of the 17173.com Website, and represented a decline of $3.8 million, or 36%, from its online advertising revenues for the year ended December 31, 2021. Changyou’s ability to avoid further declines in, or grow, its online advertising revenues may be adversely affected by any of the following risk factors:

•	Changes in regulatory policy could restrict or curtail Changyou’s online advertising services;

•	The decline in the demand for online advertising services from developers and operators of PC games, as the relative popularity of such games continues to decline;

•	Advertising clients may adopt new methods and strategies other than online advertising to promote their brands, which would have an adverse impact on Changyou’s advertising revenues; and

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

•

the development of successful mobile versions of the 17173.com Website and the provision of extensive mobile game-related products and services in response to the migration of users of Internet services from PCs to mobile devices, such as tablets and mobile phone;

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

Changyou relies on advertising agencies to sell online advertising services on the 17173.com Website. If current trends of consolidation of advertising agencies in the Chinese mainland market continue, the bargaining power of the large advertising agencies resulting from such consolidation may permit them to require that Changyou pay higher sales rebates, which would adversely affect Changyou’s online advertising revenues.

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. For example, in 2022 Changyou engaged four advertising agencies, which contributed approximately 72% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, Changyou is required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect Changyou’s online advertising growth, as Changyou books its online advertising revenue net of its sales rebates to advertising agencies.

Risks Related to Doing Business in the Chinese Mainland

The SAPPRFT’s, the MIIT’s, and other Chinese mainland authorities’ regulatory supervision of the online game industry may adversely affect Changyou’s online game operations.

The SAPPRFT has issued a series of regulations affecting the online game industry and providing guidance regarding online game operations. The SAPPRFT issued a notice in September 2009 stating that the SAPPRFT would be the only regulatory agency with the authority to review and approve online games, including reviewing and approving the importation of online games from Offshore copyright owners, and that all online game operators must obtain an Internet publishing license in order to operate online games and related services and obtain additional pre-approval from the SAPPRFT to make any changes to, or any new versions or expansion packs of, the originally approved online games. The Measures of Internet Publication Service Administration issued by the SAPPRFT and the MIIT, or the New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT prior to the publication of new online games. On May 24, 2016, the SAPPRFT issued a Notice of the SAPPRFT on Administration of Mobile Game Publishing Services, or the Mobile Game Notice, which became effective on July 1, 2016. The Mobile Game Notice provides that the content of mobile games is subject to review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. In addition, the SPPA, a successor agency to SAPPRFT, first delayed, and then suspended, its review of, and issuance of publishing and authorization codes for, online games, as was the case between April 2018 and December 2018; continued to delay such review and issuance during 2019; and again delayed the issuance of publishing and authorization codes for online games between July 2021 and April 2022. Changyou’s online game business may be adversely affected by these SAPPRFT and MIIT notices and related implementation measures, as the launch of online games, new versions, expansion packs and imported games might be delayed because of the approval required. Such delays may result in higher costs for Changyou’s online game operation and have an adverse effect on its game revenue. If any of Changyou’s online game operating entities are unable to comply with the requirements of any regulatory authority in the Chinese mainland regarding the online game industry, it may be subject to various penalties and its online game business may be adversely affected.

Laws and regulations of the Chinese mainland governing the online game industry are evolving and subject to future changes. Changyou may fail to obtain or maintain all applicable permits, approvals, registrations and filings.

The online game industry in the Chinese mainland is highly regulated. Various regulatory authorities in the Chinese mainland, such as the State Council, the MIIT, the SPPA, the MCT and the MPS, have the power to issue and implement regulations governing various aspects of the online game industry.

Changyou is required to obtain applicable permits and approvals and file registrations with different regulatory authorities in order to operate its online games. For example, in order to distribute games through the Internet in the Chinese mainland, the VIEs through which Changyou conducts its businesses under the VIE arrangements must obtain an ICP license from the MIIT and an Online publishing service license from the SPPA. Any online game Changyou operates needs to be approved by the SPPA prior to its launch. Once a new online game or any upgrade, expansion pack or new version of any existing game is launched, approval of the online publication of such new game or such upgrade must be obtained from the SPPA. If any such VIE fails to maintain any required permits or approvals, or to obtain any new permits or approvals on a timely basis, Changyou may be subject to various penalties, including fines and a requirement that it discontinues or limits its operations.

As the online game industry continues to develop in the Chinese mainland, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those Changyou currently has, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of the Chinese mainland applicable to the online game industry. Furthermore, as mobile games are a relatively new type of online game, there are uncertainties relating to whether a game developer, such as Changyou, which provides mobile games to mobile device users, needs to obtain a separate operating license in addition to the ICP license that it has already obtained. For any mobile games Changyou launches, Changyou may be required to apply for a separate operating license for the mobile applications. Therefore, it may not be able to obtain timely, or at all, required licenses or any other new license required in the future, and it may be found to be in violation of current or future laws and regulations of the Chinese mainland, which could impede its ability to conduct business.

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

Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an online publishing service license (or before the New Internet Publication Measures became effective on March 10, 2016, an Internet publishing license), and an authorization code obtained under such a license is required for each game in operation and publicly available in the Chinese mainland. Changyou publishes certain of its existing games with authorization codes obtained under Internet publishing licenses held by third parties. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Online Games Services - Online Games and Cultural Products.” Current Chinese mainland regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Changyou’s past and expected future practices might be challenged by the SPPA, a successor agency to the SAPPRFT, which could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of its business license, or the forced discontinuation of or restrictions on its operations.

Restrictions on virtual currency may adversely affect Changyou’s online game revenues.

Changyou’s online game revenues are collected through the online sale of game points and sale of its prepaid cards, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which was jointly issued by the MCT and the MOFCOM in 2009. Laws and regulations of the Chinese mainland, including the Virtual Currency Notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in the Chinese mainland is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (ii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (iv) online game operators are prohibited from providing virtual currency trading services to minors; and (v) companies involved with virtual currency in the Chinese mainland must be either issuers or trading platforms, and may not operate simultaneously as issuers and as trading platforms. Changyou must tailor its business model carefully, including designing and operating its databases to maintain users’ information for the minimum required period, in order to comply with the requirements of current laws and regulations of the Chinese mainland, including the Virtual Currency Notice, in a manner that in many cases can be expected to result in relatively lower sales of its game coins and an adverse impact on its online game revenues. Although the MCT Approval Scope Notice provides that the MCT is no longer responsible for regulating the online game industry, as of the date of this annual report the Virtual Currency Notice have not been abolished, and their validity and future enforceability remain uncertain.

Changyou’s business may be adversely affected by public opinion and regulatory policies in the Chinese mainland as well as in other jurisdictions where Changyou operates its online games or licenses its online games to third parties.

Due to relatively easy access to personal computers and Internet cafés, the increasing use and popularity of mobile devices such as smart phones and tablets connected to the Internet, and the lack of other appealing forms of entertainment in the Chinese mainland, many teenagers and other minors in the Chinese mainland frequently play online games. Concern that this can cause minors to spend less time on or refrain from other activities, including education, vocational training, sports, and resting, has resulted in adverse public reaction and stricter governmental regulation over the years. For example, regulatory authorities in the Chinese mainland have promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games.

Adverse public opinion could discourage game players from playing online games, and could result in government regulations that impose additional limitations on the operations of online games as well as game players’ access to online games. For example, under the Monitor System Circular online game operators are required to adopt various measures to maintain a system to communicate with the parents of minors playing online games and are required to monitor the activities of minors and suspend the accounts of minors if so requested by their parents. The Notice on Preventing Minors From Indulging in Online Games (the “Indulgence Prevention Notice”), which the SAPPRFT issued on October 25, 2019 and became effective on November 1, 2019, requires online game operators to implement measures to not give minors access to online game services during specified periods of the day, imposes daily limits on minors’ length of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under the age of eight. On August 30, 2021, the National Press and Publication Administration (the “NPPA”) issued the Notice on Further Strengthening the Administration of the Prevention of Minors from Indulging in Online Games. On October 20, 2021, the Ministry of Education of the People’s Republic of China (“MOE”), the SAMR and several other authorities in the Chinese mainland jointly issued the Notice on Further Strengthening the Administration of the Prevention of Primary and Secondary School Students’ Addiction to Online Games (the “Further Indulgence Prevention Notice”), which provides that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays and the Chinese mainland’s statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. In addition, the Indulgence Prevention Notice and the Further Indulgence Prevention Notice state that online game operators may not provide game services to any users who have not registered using their real names. These restrictive measures may cause minors to permanently switch their preferred pastimes from online games to other forms of entertainment, such as short video or network video, which could result in a long-term decline in Changyou’s game-player base and its online game revenues. Changyou authorizes third parties to operate its mobile games, and Changyou receives a certain percentage of the third-party operators’ monthly revenues from the games as royalty payments. Third parties have the right to decide the games’ operating strategies, including whether to provide access to the games to minors. If the games are provided with minors, the third parties are required to impose stringent limits in accordance with the regulatory policies discussed above, which may lead to a reduction in the third parties’ revenues from minor game players, which would in turn reduce Changyou’s monthly revenue-based royalty payments. If Changyou’s third-party licensees were to determine that the subject matter, story lines, plots, and/or gameplay of Changyou’s games are not appropriate for minors and stop providing access to the games to minors, there would be no longer any revenues generated from minors from such games, and Changyou would not receive the correspondent monthly revenue-based royalty payments.

In addition, the SAT has announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. It is currently unclear how the tax will be collected or if there will be any effect on Changyou’s game players or its business, but collection of such a tax might discourage players who are interested in trading virtual currencies from playing its games, which could reduce its revenues.

Moreover, similar adverse public reaction may arise, and similar regulatory policies may be adopted, in other jurisdictions where Changyou licenses or operates its games, which could similarly adversely affect its revenues.

Regulation and censorship of information disseminated over the Internet in the Chinese mainland may adversely affect our business, and Changyou may be liable for information displayed on, retrieved from or linked to its Websites.

Regulatory authorities in the Chinese mainland have adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates laws and regulations of the Chinese mainland, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When Internet content providers and Internet publishers, including online game operators, find that information falling within the above scope is transmitted on their Websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of Changyou’s ICP license and other required licenses and the closure of its Websites. Internet content providers may also be held liable for prohibited information displayed on, retrieved from or linked to their Websites.

In addition, the MIIT has published regulations that subject Internet content providers to potential liability for the actions of game players and others using their Websites, including liability for violations of Chinese mainland law prohibiting the dissemination of content deemed to be socially destabilizing. As these regulations are subject to interpretation by the relevant authorities, it is not possible for Changyou to determine in all cases the type of content that could result in liability for it as a developer and operator of online games, and as an operator of the 17173.com Website. In addition, Changyou may not be able to control or restrict the content of other Internet content providers linked to or accessible through its Websites, or content generated or placed on its Websites by its game players, despite its attempt to monitor such content. To the extent that regulatory authorities find any portion of its content objectionable, they may require Changyou to curtail its games, which may reduce its game player base, the amount of time its games are played or the purchases of virtual items.

There are currently no specific laws or regulations of the Chinese mainland governing property rights with respect to virtual assets and therefore it is not clear what liabilities, if any, Changyou may have relating to the loss of virtual assets by its game players.

In the course of playing Changyou’s games, game players can acquire and accumulate virtual assets, such as game player experience, skills and weaponry. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no specific laws or regulations of the Chinese mainland governing property rights with respect to virtual assets. On May 28, 2020, the National People’s Congress issued the Civil Code of the People’s Republic of China (the “Civil Code”), which came into effect on January 1, 2021 and provides only a general principle that if any further law or regulation contains specific provisions in respect of the protection of virtual property, such provisions shall apply. As a result, it is unclear under laws and regulations of the Chinese mainland as in effect as of the date of this annual report who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under laws and regulations of the Chinese mainland whether an operator of online games such as Changyou would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, Changyou may be sued by game players and may be held liable for damages.

Changyou’s online game operations may be adversely affected by implementation of anti-fatigue-related regulations.

Regulatory authorities in the Chinese mainland may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Eight regulatory authorities in the Chinese mainland, including the SAPPRFT, the MOE and the MIIT, jointly issued regulations (the “Anti-Fatigue Notice”), requiring all online game operators in the Chinese mainland to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatiguing” level, and to zero when they reach the “unhealthy” level. In addition, online game players in the Chinese mainland are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit Changyou’s ability to increase its business among minors. If these restrictions were expanded to apply to adult game players in the future, Changyou’s revenues could be adversely affected.

These eight regulatory authorities in the Chinese mainland subsequently promulgated additional regulations, including a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games (the “Real-name Registration Notice”), to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s identity to play Internet games and, accordingly, provides stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Real-name Registration Notice or the circular entitled Implementation of Online Game Monitor System of the Guardians of Minors (“the Monitor System Circular”). The Indulgence Prevention Notice and the Further Indulgence Prevention Notice require an online game operator to maintain and implement a user real-name registration system. The Real-name Registration Notice, the Indulgence Prevention Notice, the Further Indulgence Prevention Notice and other regulations increase Changyou’s operating risks, as it will cause the loss of consumers and be required to spend more resources on the real-name verification and anti-fatigue system, which will lead to an increase in its operating costs. In addition, the amount of time that minors will be able to spend playing online games such as Changyou’s will be further limited. The Indulgence Prevention Notice requires online game operators not to give minors access to online game services during a specified period of a day, imposes specified daily limits on minors’ period of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under eight. For example, it is required under the Further Indulgence Prevention Notice that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays or Chinese mainland statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. Furthermore, if it is found to be violating these regulations, Changyou may be required to suspend or discontinue its online game operations.

In February 2013, 15 regulatory authorities in the Chinese mainland, including the SAPPRFT, the MOE, the MCT and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction (the “Work Plan”), implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations will be further clarified and additional implementation rules will be issued by relevant authorities. As a result, Changyou may have to impose more stringent limits for minor game players, which may lead to an increase in its operating expenses and a reduction in its revenues from minor game players.

In July 2014, the SAPPRFT issued the Notice on Further Carrying out the Verification of Real-name Registration for Anti-Fatigue System on Internet Games (the “Verification of Real-name Registration Notice”), stating that, in view of some of the hardware and functionality limitations inherent in mobile devices, anti-fatigue system requirements applicable to Internet games do not currently apply to mobile games. If the SPPA, as a successor agency to the SAPPRFT, in the future decides to expand the anti-fatigue system requirements to mobile games, Changyou’s operating expenses would be likely to increase.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

In August 1996, Sohu.com Inc., our predecessor, was incorporated in Delaware as Internet Technologies China Incorporated, and in January 1997 we launched our original Website, itc.com.cn. In February 1998, we re-launched our Website under the domain name Sohu.com and, in September 1999, we renamed our company Sohu.com Inc. On July 17, 2000, we completed our IPO on Nasdaq trading under the symbol “SOHU.” In 2003, Sohu.com Limited was incorporated in the Cayman Islands as a direct wholly-owned subsidiary of Sohu.com Inc. On May 31, 2018, Sohu.com Inc. was dissolved, all outstanding shares of the common stock of Sohu.com Inc. were delisted and cancelled, and ADSs representing all outstanding ordinary shares of Sohu.com Limited were distributed on a share-for-share basis to the stockholders of Sohu.com Inc. On June 1, 2018 our ADSs began trading on the Nasdaq Global Select Market under the same “SOHU” symbol in place of the common stock of Sohu.com Inc. Sohu.com Limited replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group.

In 2006, we transferred most of our search and search-related businesses to Sogou Inc., a Cayman Islands exempted company that was incorporated in 2005 by us. In 2010, we transferred other businesses and employees related to the search and search-related businesses to Sogou. On November 13, 2017, Sogou completed its IPO on NYSE, trading under the symbol “SOGO.”

On August 6, 2007, Changyou.com Limited was incorporated in the Cayman Islands as our indirect wholly-owned subsidiary to hold the PC games business of the Group. We transferred to Changyou, effective December 1, 2007, all of the assets and operations relating to the PC games business, and Changyou assumed all the liabilities associated with our games business. On April 2, 2009, Changyou completed its IPO on Nasdaq, trading under the symbol “CYOU.”

On April 17, 2020, we completed the acquisition of all outstanding shares of Changyou that we did not already beneficially own, through the Changyou Merger, in which our newly-formed indirectly wholly-owned subsidiary Changyou Merger Co. merged with and into Changyou.com Limited, with Changyou.com Limited being the surviving company. Pursuant to the plan of merger for the Changyou Merger, each Class A ordinary share of Changyou (each, a “Changyou Class A Ordinary Share”) issued and outstanding immediately prior to the effectiveness of the Changyou Merger, other than the Class A ordinary shares held by us, was cancelled in exchange for the right to receive $5.40 in cash without interest, and each outstanding American depositary share of Changyou (each a “Changyou ADS,” representing two Changyou Class A Ordinary Shares) was cancelled in exchange for the right to receive $10.80 in cash without interest. Because Changyou Merger Co. owned over 90% of the voting power represented by all issued and outstanding shares of Changyou prior to the effectiveness of the Changyou Merger, the Changyou Merger was in the form of a short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act and the Changyou Merger was not subject to a vote of the shareholders of Changyou. As a result of the Changyou Merger, Changyou has become a privately-owned company wholly owned directly and indirectly by us and Changyou ADSs are no longer listed on the Nasdaq Global Select Market.

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

BUSINESS OVERVIEW

We are a leading Chinese online media, video, and game business group providing comprehensive online products and services on PCs and mobile devices in the Chinese mainland. Our businesses are conducted by the Sohu Group, which consists of Sohu and Changyou. Sohu is a leading Chinese language online media content and services provider, and Changyou is a leading online game developer and operator in the Chinese mainland. Most of our operations are conducted through our Chinese mainland-based subsidiaries and the VIEs we consolidate under U.S. GAAP (ASC 810).

Through the operation of Sohu and Changyou, we generate brand advertising revenues, online game revenues and other revenues. Brand advertising and online games are our core businesses. For the year ended December 31, 2022, total revenues generated by Sohu and Changyou were approximately $733.9 million, including brand advertising revenues of $103.2 million, online game revenues of $585.4 million, and other revenues of $45.3 million.

Sohu: total revenues generated by Sohu were $141.6 million.

-	$96.4 million in brand advertising revenues, of which $60.8 million was from Sohu Media Portal, $19.6 million was from Sohu Video, and $16.0 million was from Focus; and

-	$45.2 million in other revenues, mainly attributable to revenues from paid subscription services, interactive broadcasting services, and revenue sharing from other platforms.

Changyou: total revenues generated by Changyou were $592.3 million.

-	$585.4 million in online game revenues, of which $425.7 million was from PC games, and $159.7 million was from mobile games; and

-	$6.9 million in brand advertising revenues, mainly attributable to Changyou’s 17173.com Website.

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users, over our matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices, such as mobile phones, tablets and PCs. The majority of our products and services are provided in the Chinese mainland through Sohu Media Portal, Sohu Video and Focus.

•

Sohu Media Portal. Sohu Media Portal is a leading online news, information and content services provider in the Chinese mainland. It provides users with access to comprehensive content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs;

•

Sohu Video. Sohu Video is an online video content and services provider in the Chinese mainland through the mobile phone application Sohu Video APP, tv.sohu.com and the video application ifox for PCs; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in the Chinese mainland.

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

PC Games

PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used. Changyou’s dominant game is TLBB PC, a PC based client-end game. For the year ended December 31, 2022, revenues from TLBB PC were $378.5 million, accounting for approximately 65% of Changyou’s online game revenues, approximately 64% of Changyou’s total revenues, and approximately 52% of the Sohu Group’s total revenues.

Mobile Games

Mobile games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a mobile game, Legacy TLBB Mobile, which is operated by Tencent under license from Changyou. For the year ended December 31, 2022, revenues from Legacy TLBB Mobile were $72.6 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 12% of Changyou’s total revenues, and approximately 10% of the Sohu Group’s total revenues.

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

Sogou’s Business (Discontinued)

Between our entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria for discontinued operations. Accordingly, the results of Sogou’s operations were excluded from our results from continuing operations, and income and expenses that were generated by Sogou are reflected as discontinued operations, in our consolidated statements of comprehensive income. We ceased consolidating Sogou in our consolidated financial statements after September 23, 2021. Retrospective adjustments to our historical statements have been made in order to provide a consistent basis of comparison.

Prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, our search and search-related business consisted primarily of search and search-related advertising services offered by Sogou. Sogou also offered Internet value-added services, primarily with respect to the operation of Web games and mobile games developed by third parties, and offered other products and services.

PRODUCTS AND SERVICES

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users, over our matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices, such as mobile phones, tablets and PCs. The majority of our products and services are provided in the Chinese mainland through Sohu Media Portal, Sohu Video and Focus.

Sources

Sohu Media Portal

Sohu Media Portal is a leading online news, information and content services provider in the Chinese mainland. We provide users comprehensive content by aggregating content from professional media organizations and partnering with independent contributors. We recommend to users personalized content that may interest them, and encourage them to interact with each other based on our social distribution features. We provide content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs.

Sohu Video

Sohu Video is an online video content and service provider in the Chinese mainland. We provide users free access to the majority of our extensive and comprehensive video content library, which includes popular domestic and overseas television programs purchased from third parties; self-developed video content; variety shows; UGC; PGC; and other content generated through live broadcasting. We also offer selected content from which we generate subscription revenues. Users can access our video content via mobile devices by visiting our mobile video site or installing Sohu Video APP, our mobile video application, or via PCs through tv.sohu.com or ifox, our PC video application.

Focus

Focus (www.focus.cn) is an online real estate information and services provider in the Chinese mainland.

Business Model

In the brand advertising business, we enjoy a strong competitive position as one of the leading Internet companies in the Chinese mainland. Through the platforms described above, we have built our user base through good user experiences provided by our products and services. Through mobile devices and PCs, we provide advertisement placements to our advertisers on different Internet platforms and in different formats. We rely on both direct sales by our internal sales force and sales by advertising agents for advertising on our Internet platforms. Our advertisers include multinational companies and Chinese mainland domestic medium-sized and small companies.

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

Changyou’s online games consist primarily of MMORPGs. Changyou is also expanding its game portfolio with additional types of card-based role-playing games (“RPGs”), casual games and strategy games. MMORPGs are massive multiplayer online role-playing games that allow a large number of players to take on the role of a character and interact with one another within a virtual world. Card-based RPGs are RPGs in which players collect characters or other virtual items in the form of cards. Casual games generally involve simpler rules, shorter sessions, and require less learned skills. Strategy games are simulation games that allow players to control, manage and use game characters and items and to design and implement their own strategies to win the games.

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

Self-Operated Games

For self-operated games, Changyou determines the price of virtual items based on the demand or expected demand for such virtual items. Changyou may change the pricing of certain virtual items based on their consumption patterns. Changyou hosts the games on its own servers and is responsible for sales and marketing of the games as well as customer service. Changyou’s self-operated games include PC games and mobile games developed in house as well as PC games and mobile games that Changyou licenses from or jointly develops with third party developers.

Licensed-Out Games

Changyou also authorizes third parties to operate its online games. Changyou has granted an exclusive license to Tencent to distribute and operate its mobile game Legacy TLBB Mobile within the Chinese mainland, and has licensed its PC game TLBB PC and mobile game Legacy TLBB Mobile to third-party operators in selected overseas markets outside of the Chinese mainland, including Vietnam and Malaysia.

The licensed-out games include PC games and mobile games developed in house as well as mobile games licensed from or jointly developed with third-party developers. Under Changyou’s licensing arrangements with third-party operators, the operators pay Changyou upfront license fees and Changyou has revenue sharing rights over the terms of the licenses. The licenses are typically for a term of one to three years. Changyou provides updates and expansion packs for the licensed-out games and, for the games licensed to Offshore markets, the updates and expansion packs are typically launched after their launch in the Chinese mainland.

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

We have been issued 361 patents in the Chinese mainland covering inventions, utility models, and designs; we have 162 patent applications currently pending in the Chinese mainland; and we intend to apply for more patents in the Chinese mainland and in countries and regions outside of the Chinese mainland to protect our core technologies and intellectual property.

We have registered three service marks with the U.S. Patent and Trademark Office of the CNIPA, consisting of Sohu.com, registered on August 1, 2000; Sohu.com (stylized), registered on August 1, 2000; and Sohu, registered on June 13, 2000. We have registered 3,719 trademarks with the Trademark Office of the CNIPA, including the marks “SOHU.com,” “ChangYou.com,” and “cyou.com” and marks relating to our products such as Sohu.com, Sohu Fox, GoodFeel, Sohu Focus, Blade Online, and 17173, and the corresponding Chinese versions of the marks. We are the registered owner of 350 registered trademarks and have also applied for 10 trademarks in countries and regions outside of the Chinese mainland. In addition, certain of our marks have been recognized as well-known Chinese trademarks by Chinese mainland courts in a series of court rulings. We also filed registration of trademarks relating to our subsidiary companies’ names and Changyou’s online games and other businesses in various countries and regions, such as the United States, European Union, Japan, South Korea, Malaysia, Brazil, Taiwan and Hong Kong. Our rights to these marks could be affected adversely if any of our applications are rejected. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion. In addition, Changyou has the license rights to use the trademarks, such as TLBB, TLBB logos and TLBB 3D, for its mobile games TLBB 3D and Legacy TLBB Mobile and for its PC game TLBB under its existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could cause Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. See “Risk Factors - Risks Related to Changyou.com Limited - Risks Related to Changyou’s Business - Overall Risks - Changyou may need to incur significant expenses to enforce its proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed” and “- Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business” in Item 3.

We are the registered owner of 890 software copyrights and 666 copyrights for works in the Chinese mainland, each of which we have registered with the State Copyright Bureau of China and its local branches. In addition to the above, we have also registered the copyrights for 20 works in countries and regions outside of the Chinese mainland.

We own the rights to 310 domain names that we use in connection with the operation of our business, including the Sohu and Changyou websites.

Many parties are actively developing chat, search, AI technologies, Web directory and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in the areas of e-commerce, Web-based information indexing and retrieval and online direct marketing. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims, from time to time, relating to the intellectual property of others in the ordinary course of our business. See “Item 8. Financial Information - Legal Proceedings”.

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

TECHNOLOGY INFRASTRUCTURE

The Sohu Group has built what we believe is a reliable and secure network infrastructure, with both physical and cloud-based servers that will fully support our operations. We have professional technical support teams to maintain our current technology infrastructure and online operating platforms, as well as develop new software features to further enhance the functionality of our management and security systems. We monitor the operation of our server network 24 hours a day, seven days a week. Our remote control system allows us to track our concurrent online users in real time, and discover and fix hardware or software problems on our server network in a timely fashion.

Sohu

As of December 31, 2022, Sohu maintained approximately 10,681 servers in the Chinese mainland. To fully support the operation of Sohu’s content and services, Sohu established these data centers primarily through China Mobile, China Unicom, and China Telecom, which are the three largest Internet connection service providers in the Chinese mainland, to support most of Sohu’s core services. In addition, Sohu has established branch nodes in different provinces throughout the Chinese mainland through different telecommunication operators in order to establish national coverage and provide fast and stable access to Sohu’s Internet platforms properties to users across the Chinese mainland. In addition, Sohu has developed cooperation with other Internet service providers.

Sohu has developed close working relationships with China Mobile, China Unicom, China Telecom and other telecommunication operators. Sohu’s operations depend on the ability of China Mobile, China Unicom, and China Telecom to protect Sohu’s systems against damage from fire, power loss, telecommunications failure, break-ins and other events. These telecommunication operators provide Sohu with support services twenty-four hours per day, seven days per week. They also provide connectivity for Sohu’s servers through multiple high-speed connections. All facilities are protected by Uninterruptible Power Supplies.

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

Changyou

As of December 31, 2022, Changyou maintained for its online game business approximately 1,700 physical servers in the Chinese mainland, and 3,100 cloud-based servers that are spread across the Chinese mainland, Hong Kong, other Asia-Pacific regions, Europe and North America. In order to enhance Changyou’s game players’ experience and to improve connectivity, Changyou has located its physical game servers in a number of regions throughout the Chinese mainland. This allows its players to connect to the nearest servers that are located in their region without exchanging data across the national backbone network. Furthermore, to ensure high quality services for its game players, Changyou works with leading domestic cloud technology firms to provide efficient and stable game services using cloud-based resources.

MARKETING

Sohu

As Sohu is a leading Chinese online media company, our brand effectively provides us with built-in word-of-mouth marketing and we have significantly benefited from this recognition of our brand in the Chinese mainland. Applying our advanced livestreaming technologies, we also host high-quality marketing events, both online and offline, with the goal of strengthening our brand influence across certain verticals by consolidating our position as a mainstream media source, and enhancing our core competitiveness and credibility by leveraging high-quality content across our platform, thereby attracting both users and advertisers. Further, we continually develop and generate high quality livestreaming content, particularly science and knowledge-based live broadcasts, and promote our self-produced video programs across diversified online social media platforms to attract to our platform users and professional broadcasters in various fields.

We work closely with mobile application stores as well as performance-based online advertising platforms. We also cooperate with market-dominant mobile phone manufacturers to pre-install our Mobile Apps into their mobile phones to enhance our market influence and enlarge our user base.

Changyou

For self-operated games, Changyou uses different methods to target different demographic groups of game players, and employs a variety of innovative online and offline marketing methods.

For new mobile games in particular, Changyou designs and implements different marketing strategies for different game genres to attract the genres’ target players. Changyou works closely with performance-based online advertising platforms such as Ocean Engine, Guang Dian Tong, and Fen Si Tong where Changyou can target different user groups. Changyou also works with the Apple store and Android mobile application stores to market its games. For games that Changyou believes are likely to be successful, Changyou may seek celebrity endorsements and work with Internet celebrities on live broadcasting platforms to create additional publicity for the games. Changyou accesses online social media by advertising in online videos and marketing its games through various social networking Websites, mobile applications and online forums to reach a wider audience.

For older games including Changyou’s PC games, Changyou also organizes a variety of offline activities, such as player meetups, offline competitions and carnival events, to connect with core players and maintain player engagement.

In addition, Changyou launches in-game promotional events. Changyou also creates in-game events to attract existing and new game players through event-related features, such as offering special holiday-edition virtual items to enhance game player participation at holiday time.

For overseas markets, Changyou promotes its games with a targeted marketing approach, leveraging its data collection and analysis system. Changyou’s overseas marketing strategies also include using social media platforms, search engine management, and outdoor advertisements to promote its games.

COMPETITION

The Internet and Internet-related markets in the Chinese mainland are evolving. We believe the increase in the Chinese mainland’s online population will draw more attention to the Chinese mainland Internet market from both domestic and multinational competitors. Our existing competitors may in the future achieve greater market acceptance and gain additional market share. It is also possible that new competitors may emerge and acquire significant market share. In addition, our competitors may leverage their existing Internet platforms to cross-sell newly launched products and services. It is also possible that, as a result of deficiencies in legal protections afforded intellectual property in the Internet industry in the Chinese mainland, or inadequate enforcement of existing Chinese mainland law protecting such intellectual property, we may not be able to prevent existing or new competitors from accessing and using our in-house developed Web content or technologies.

Competition for Sohu’s Business

In the Chinese mainland’s Internet space, competition for brand advertising business is intense and is expected to increase significantly in the future. We compete with our peers and competitors in the Chinese mainland primarily on the following basis:

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

There are a number of existing or new Internet companies in the Chinese mainland, which include companies controlled or sponsored by private entities and by governmental entities in the Chinese mainland. As an Internet portal, we compete with 58.com, Alibaba, Autohome, Baidu, Bilibili, BitAuto, Douyin, Douyu, Fang, Huya, iQIYI, JOYY, Kuaishou, Leju, Mango TV, Momo, NetEase, Phoenix, Qutoutiao, Sina, Tencent, TouTiao, and Youku.

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

Competition for Changyou’s Business

Online Game Business

In the online game industry, Changyou competes principally with online game developers and operators in the Chinese mainland, such as Archosaur, Century Huatong (formerly known as Shanda), Giant, IGG, Lilith, miHoYo, NetDragon, NetEase, Perfect World and Tencent.

Platform Channel Business

In the platform channel business, Changyou’s game information portal operated through the 17173.com Website competes in the Chinese mainland with other game information portals, such as Game.sina.com.cn, operated by Sina Corporation.

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

FACILITIES

Sohu

In February 2007, we purchased an office building of approximately 18,265 square meters in Beijing, for consideration of approximately $35.3 million, of which approximately 18,228 square meters were leased to Sogou between November 2013 and December 2022. The office lease with Sogou expired on December 31, 2022.

In November 2009, we entered into a contract for the purchase and development of an office building of approximately 41,283 square meters in Beijing to serve as our headquarters, for consideration of approximately $162 million. The office building was placed in service in May 2013.

As of December 31, 2022, we leased office space of approximately 8,868 square meters in the Chinese mainland.

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

As of December 31, 2022, Changyou leased office space of approximately 4,491 square meters in the Chinese mainland and in other countries.

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

The following description of laws and regulations of the Chinese mainland is based upon the opinion of Haiwen & Partners, or Haiwen, our Chinese mainland legal counsel. The laws and regulations affecting the Internet industry in the Chinese mainland and other aspects of our business are evolving. There are substantial uncertainties regarding the interpretation and enforcement of laws and regulations of the Chinese mainland. We cannot be certain that regulatory authorities in the Chinese mainland would find that our corporate structure and business operations strictly comply with all laws and regulations of the Chinese mainland. If we are found by regulatory authorities to be in violation of any laws or regulations of the Chinese mainland, we may be required to pay fines, obtain additional or different licenses or permits, and/or change, suspend or discontinue our business operations until we are found to comply with applicable laws. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information - Risk Factors.”

Overview

Regulatory authorities in the Chinese mainland have enacted an extensive regulatory scheme governing Internet-related areas, such as telecommunications, Internet information services, international connections to computer information networks, online game services, information security and censorship.

Various aspects of the Internet industry in the Chinese mainland are regulated by various regulatory authorities in the Chinese mainland, including, among others:

•	the MIIT, which resulted from the merger of the former Ministry of Information Industry and other regulatory departments;

•

the MCT, which was established in March 2018 and resulted from the merger of the former Ministry of Culture (the “MOC”), and the former China National Tourism Administration (the “CNTA”). The “MCT” as used in this annual report refers to the regulatory authority that resulted from the merger, as well as to the MOC and the CNTA separately for periods prior to the merger;

•	the MPS;

•	the MOFCOM;

•

the SAMR, which resulted from the merger of, and assumed the responsibilities previously held by, the State Administration for Industry and Commerce (the “SAIC”), the General Administration of Quality Supervision, Inspection and Quarantine (the “AQSIQ”), the Certification and Accreditation Administration, the Standardization Administration of China (the “SAC”), and the State Food and Drug Administration (the “SFDA”). The “SAMR” as used in this report refers to the regulatory authority that resulted from the merger, as well as to the SAIC, the AQSIQ, the SAC, and the SFDA separately for periods prior to the merger;

•

the SAPPRFT was reorganized into three separate regulatory authorities, the NRTA, the NFA, and the SPPA, in March 2018. The SAPPRFT had resulted from the merger of the former General Administration of Press and Publication (the “GAPP”) with the former State Administration of Radio, Film and Television (the “SARFT”) in March 2013. The “NRTA,” the “NFA” and the “SPPA” as used in this report refer to the respective regulatory authorities after the reorganization; the “SAPPRFT” as used in this report refers to the regulatory authority that resulted from the merger for the period after the merger and prior to the reorganization, as well as to the GAPP and the SARFT separately for periods prior to the merger;

•	the China State Council Information Office (the “SCIO”);

•	the CAOC;

•	the SAFE; and

•

the China Banking and Insurance Regulatory Commission (the “CBIRC”), which resulted from the merger of, assumed the responsibilities previously held by, the China Banking Regulatory Commission (the “CBRC”) and the China Insurance Regulatory Commission (the “CIRC”), and will be integrated into the China National Financial Regulatory Administration (the “CNRA”) pursuant to the Plan on Reforming State Council Institutions approved by the National People’s Congress on March 10, 2023. The “CBIRC” as used in this report refers to the regulatory authority that resulted from the merger during the period after the merger and prior to its integration into CNRA, to the CBRC and the CIRC separately for periods prior to the merger of the CBRC and the CIRC, and to the CNRA for the period after the integration of the CBIRC into the CNRA.

Specific Statutes and Regulations

Requirements for Establishment of WFOEs

Under the Law on Foreign Investment Enterprises of the People’s Republic of China (the “Foreign Investment Enterprises Law”), promulgated on April 12, 1986 and amended on October 31, 2000, the establishment of a WFOE was required to be approved by MOFCOM or one of its local branches. On September 3, 2016, the Foreign Investment Enterprises Law was further amended by the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws including the Law on Wholly Foreign-Owned Enterprises of the People’s Republic of China, issued by the Standing Committee of the National People’s Congress, and on October 8, 2016 MOFCOM issued the Interim Measures for the Administration of Filing for Establishment and Change of the Foreign Investment Enterprises (the “Interim Filing Measures”), which were further amended on July 30, 2017 and June 29, 2018, respectively. The Foreign Investment Enterprises Law and the Interim Filing Measures provide that, with certain exceptions, the establishment of FIEs is only subject to certain filing requirements with, and no longer requires prior approval by, MOFCOM or its local branches.

On March 15, 2019, the Standing Committee of the National People’s Congress issued the Foreign Investment Law, which took effect on January 1, 2020 and replaced the Foreign Investment Enterprises Law and other laws relating to foreign investment. The stated purpose of the Foreign Investment Law is to expand the Chinese mainland’s opening up to the outside world, promoting and regulating foreign investment, and protecting the rights and interests of foreign investors. The Foreign Investment Law defines “foreign investment” as investment activity in the Chinese mainland conducted directly or indirectly by foreign investors through any of the following methods: (i) the foreign investor, by itself or together with other investors, establishes an FIE in the Chinese mainland; (ii) the foreign investor acquires shares or the equity securities, asset tranches, or similar rights or interests in Chinese mainland-based enterprises; (iii) the foreign investor, by itself or together with other investors, invests and establishes a new project in the Chinese mainland; or (iv) the foreign investor invests in the Chinese mainland by any other means specified by laws, administrative regulations, or provisions prescribed by the State Council. In addition, the Foreign Investment Law provides, for example, that treatment of foreign investors and their investments during the investment access stage may not be inferior to treatment afforded to Chinese mainland domestic investors and their investments, except where a foreign investment is in a category of restricted investments. The Foreign Investment Law also provides that regulatory authorities in the Chinese mainland will establish an information reporting system, and that foreign investors and FIEs will be required to submit investment information through an enterprise registration system and an enterprise credit information publicity system. On December 30, 2019 the MOFCOM issued the Measures for the Reporting of Foreign Investment Information (the “Reporting Measures”), which took effect on January 1, 2020, the same date as the effective date of the Foreign Investment Law to implement the information reporting system and replace the Interim Filing Measures. The Reporting Measures require that foreign investors establishing FIEs in the Chinese mainland submit an initial report through the enterprise registration system; there is no longer any filing requirement with MOFCOM or its local branches under the Reporting Measures. On December 12, 2019, the State Council also issued the Implementing Regulations of the Foreign Investment Law and, on December 26, 2019, the Supreme People’s Court of the People’s Republic of China (the “Supreme People’s Court”) issued the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the People’s Republic of China, both of which became effective on January 1, 2020. As the Foreign Investment Law and the related implementing regulations are newly-issued, their impact upon the existing procedures required for the establishment of an FIE remains unclear, pending further clarification and guidance from the MOFCOM and other relevant regulatory authorities in the Chinese mainland. On December 19, 2020, the NDRC and the MOFCOM promulgated the Security Review Measures, which became effective on January 18, 2021. The Security Review Measures stipulate that investment by foreign investors in specified industries within the Chinese mainland that affects or may affect national security will be subject to security review by relevant regulatory authorities in the Chinese mainland.

Each of our WFOEs established before September 3, 2016 was established with proper approval, and the two WFOEs that were established by Changyou on April 13, 2020 and November 12, 2020 have fulfilled their reporting obligations under the Reporting Measures.

Requirements for Obtaining Business Licenses

All Chinese mainland-based companies may commence operations only upon the issuance of a business license by the relevant local branch of the SAMR. All of our Chinese mainland-based subsidiaries and the VIEs that we consolidate under U.S. GAAP (ASC 810) have been issued business licenses by the relevant local branches of the SAMR.

In the opinion of Haiwen, our principal Chinese mainland-based subsidiaries and the principal VIEs have satisfied the requirements for business licenses.

Regulation of Value-added Telecommunications Services

The Telecommunications Regulations of the People’s Republic of China (the “Telecom Regulations”), implemented on September 25, 2000 and amended on July 29, 2014 and February 2, 2016, are the primary Chinese mainland regulations governing telecommunication services, and set out the general framework for the provision of telecommunication services by Chinese mainland domestic companies. The Telecom Regulations require that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services,” which we generally do not provide, and “value-added telecommunications services.” The Telecom Regulations define value-added telecommunications services as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business (the “Catalogue”), which was issued as an attachment to the Telecom Regulations and updated in February 2003, December 2015 and June 2019, identifies Internet data centers, content delivery networks, domestic Internet virtual private networks, Internet access, online data and transaction processing, on-demand voice and image communications, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, and online information and data search as value-added telecommunications services. We engage in various types of business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On July 3, 2017, the MIIT issued the Administration Measures for Telecommunications Business Operating Permits (the “Telecom License Measures”), which became effective on September 1, 2017, to supplement the Telecom Regulations and replace the previous Measures on the Administration of Telecommunications Business Operating Permits promulgated in 2009. The Telecom License Measures provide requirements and procedures for obtaining licenses for value-added telecommunications services, and stipulate that the competent regulatory authorities in the Chinese mainland will mandate improved credit management mechanisms for telecommunication business operators, and will establish an online platform in connection with telecommunication business operating permits. The Telecom License Measures also confirm that there are two types of telecom operating licenses for operators in the Chinese mainland, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its Telecommunications Services Operating License.

The business activities of the VIE Sohu Internet include providing content to mobile phone users through the platforms of the Chinese mainland’s main three telecommunications operators. On April 25, 2004, the MIIT issued a notice stating that mobile network operators may only provide mobile network access to those mobile Internet service providers which have obtained licenses from the relevant local arm of the MIIT before conducting operations. On the basis of the notice, China Mobile has required each of its mobile Internet service providers to first obtain a license for trans-regional value-added telecommunications services in order to gain full access to its mobile network, which is a nationwide policy in line with a similar notice issued by the Beijing branch of China Mobile on April 12, 2004.

On August 8, 2014, the MIIT issued to Sohu Internet a Value-Added Telecommunication Services Operating License, which was renewed on July 23, 2019, that authorizes the provision of Internet data center services, Internet content distribution services, and Internet access services, all of which are classified as value-added telecommunication services. On January 30, 2015, the MIIT issued to the VIE Guangzhou Qianjun a Value-Added Telecommunications Services Operating License, which was renewed on November 23, 2019, that authorizes the provision of Internet information services, which are also classified as value-added telecommunication services.

Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies

Various Chinese mainland regulations currently restrict foreign-invested entities from engaging in value-added telecommunication services, including providing Internet information services and operating online games. Foreign direct investment in Chinese mainland-based telecommunications companies is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and were amended on September 10, 2008, February 6, 2016 and March 29, 2022. Under the FITE Regulations and in accordance with WTO-related agreements, unless otherwise provided by the state, the foreign party to a foreign-invested telecommunications Chinese mainland enterprise (“FITEs”) engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on the FITE’s operations. The newly amended FITE Regulations have removed the requirement that major foreign investors in FITEs have a good track and operational records in value-added telecommunications businesses. On June 30, 2016, the MIIT issued the Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in the Mainland by Service Providers from Hong Kong and Macao (the “MIIT Announcement”), which provides that investors from Hong Kong and Macau may hold more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

In addition, before launching value-added telecommunications business in the Chinese mainland, FITEs must obtain approvals from the MIIT, which retains considerable discretion in granting such approvals.

The Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (the “MIIT Notice”), which reiterates certain provisions of the FITE Regulations, was issued on July 13, 2006. Under the MIIT Notice, if a FITE intends to invest in a Chinese mainland-based value-added telecommunications business, the FITE must be established and must apply for a telecommunications business license applicable to the business. Under the MIIT Notice, a domestic company that holds a license for the provision of Internet content services, or an ICP license, is considered to be a type of value-added telecommunications business in the Chinese mainland, and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in the Chinese mainland. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder or its shareholders. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with standards set forth in relevant Chinese mainland regulations. Some of the VIEs through which we operate, rather than our subsidiaries, hold ICP licenses, own our domain names, and hold or have applied for registration in the Chinese mainland of trademarks related to our business and own and maintain facilities that we believe are appropriate for our business operations.

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

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we operate our main business through the VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. For a list and a detailed discussion of the principal VIEs that we consolidate under U.S. GAAP (ASC 810), please refer to “- Organizational Structure” below. Due to a lack of interpretative materials from the relevant authorities in the Chinese mainland, there are uncertainties regarding whether authorities in the Chinese mainland would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Risks Related to Our Corporate Structure.” If our current corporate structure is found to be in violation of current or future laws, rules or regulations of the Chinese mainland regarding the legality of foreign investment in the Chinese mainland Internet sector, we could be subject to severe penalties.

In the opinion of Haiwen, subject to the uncertainties and risks disclosed elsewhere in this report under the heading “Risk Factors” and “Governmental Regulation and Legal Uncertainties,” the ownership structures of our principal Chinese mainland-based subsidiaries and the principal VIEs comply with all existing laws, rules and regulations of the Chinese mainland and each of such companies has the full legal right, power and authority, and has been duly approved, to carry on and engage in the business described in its business license.

Regulation of the Provision of Internet Content

Internet Information Services

On September 25, 2000, the State Council issued the Measures for the Administration of Internet Information Services (the “ICP Measures”), which were amended on January 8, 2011. Under the ICP Measures, entities that provide commercial information services to online users on the Internet (“ICPs”) are obliged to obtain an operating license from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations described above.

The ICP Measures further stipulate that entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in conspicuous locations on their home pages. ICPs are required to police their Internet platforms and remove certain prohibited content. Many of these requirements mirror Internet content restrictions that have been announced previously by ministries in the Chinese mainland, such as the MIIT, the MCT, and the SAPPRFT, that derive their authority from the State Council.

The VIE Sohu Internet holds a Telecommunications and Information Services Operating License and the VIEs Guangzhou Qianjun, Shanghai ICE, Guanyou Gamespace, and Gamease hold Value-Added Telecommunication Services Operating Licenses (each an “ICP license”). The ICP license held by Sohu Internet includes a permit for operating Internet information services at “focus.cn.”

In 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures (“BBS Measures”). The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. On September 23, 2014, the MIIT abolished the BBS Measures in a Decision on Abolishment and Amendment Certain Regulations and Rules. However, in practice certain local authorities still require operating companies to obtain approvals or make filings for the operation of BBS services. The ICP license held by Sohu Internet includes such specific approval of the BBS services that it provides.

On December 29, 2011, the MIIT issued Several Provisions for Standardizing the Market Order of Internet Information Services (the “Several Provisions”) which took effect on March 15, 2012. With the aim of promoting the healthy development of the Internet information services market in the Chinese mainland, the Several Provisions strengthen the regulation of the operations of Internet information service providers, including prohibiting Internet information service providers from infringing the rights and interests of other Internet information service providers, regulating evaluations provided by Internet information service providers regarding the services and products of other Internet information service providers, and regulating the installation and running of software by Internet information service providers. The Several Provisions also provide various rules to protect the interests of Internet information users, such as requesting Internet information service providers to take measures to protect the privacy information of their users and prohibiting Internet information service providers from cheating and misleading their users.

On August 25, 2017, the CAOC issued the Administration Measures for Internet Forum Community Service, effective on October 1, 2017, to regulate the provision of online interactive social network services for information dissemination. On August 25, 2017, the CAOC issued the Administration Measures for Internet Comment Thread Services, which was amended on November 16, 2022, regulating the provision of comment-thread services by websites, applications, and other Internet platforms with media and social mobilization characteristics that allow users to release text, photos, audio, and video. On February 20, 2018, the CAOC issued the Administrative Provisions on Micro-blogging and Blogging Information Services, effective on March 20, 2018, further regulating the provision of platform services for publishing and distributing information through micro-blogs and blogs. On September 7, 2017, the CAOC issued the Administration Measures for Internet Chat Group Services, effective on October 8, 2017, to regulate the provision of platform services for that allow Internet user groups to exchange information online. On September 7, the CAOC issued the Administration Measures for Internet Users’ Social Account Information Services, which were effective on October 8, 2017 and amended on January 22, 2021. On June 27, 2022, the CAOC promulgated the Administrative Provisions on the Account Information of Internet Users, effective on August 1, 2022, under which Internet information service providers must authenticate the real identity information of users before providing any information distribution or instant messaging services to those users, and must display the users’ locations based on their IP addresses. On September 9, 2022, the CAOC, the MIIT and the SAMR issued the Administrative Provisions on Internet Pop-up Window Information Push Services, effective on September 30, 2022, regulating the provision of information push services in the form of pop-up message windows through operating systems, application software and websites. These measures provide, among other things, that Internet platform operators providing the covered services will be responsible for the security of information and content published over their platforms, and provide enhanced requirements for user registration, information review, emergency response, security, personal information protection, and intellectual property protection.

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

On October 26, 2021, the CAOC issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requires internet platforms to, among other things, monitor online information of entertainment celebrities so as to timely identify hot topics that could involve illegal actions and promptly report to competent authorities. On August 25, 2021, the CAOC issued the Notice on Further Strengthening the Management of Chaos in Fan Groups, which is intended to rectify behavior in the online fan groups for entertainment celebrities, specifically, in features such as entertainment celebrity rankings, hot topics, fan communities, and fans interactive functions, so as to curb verbal abuse, stigmatization, instigation, confrontation, insults, slander, rumors, malicious marketing and the spread of other harmful information.

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

Requirements of News Regulations include, among other things, the following:

•	Internet news information service providers must be entities duly incorporated within the territory of the Chinese mainland;

•	Managers and chief editors of Internet news information service providers must be citizens of the Chinese mainland;

•	Internet news information service providers must have personnel who have appropriate qualification and professional training;

•	Internet news information service providers must have sound Internet news information service management systems;

•	Internet news information service providers must have rigorous information security management systems;

•	Internet news information service providers must have facilities that are suitable for their proposed services, and must be adequately funded; and

•	Internet news information service providers may only republish news published by governmental news agencies and must ensure the original sources are traceable.

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

On June 5, 2020, the NPPA issued the Notice on Further Strengthening the Administration of Online Literature Publishing. This notice provides that a platform publishing online literary works must (i) require writers to provide real identity information; (ii) review the works before they are published on the platform; and (iii) take appropriate and timely measures to prevent dissemination through the platform of false or misleading information.

On December 22, 2010, Sohu Internet obtained an Internet publishing license issued by the SAPPRFT, which was renewed on October 1, 2019. The renewed license expired on December 21, 2021. As of the date of this annual report, Sohu Internet is in the process of applying for renewal of the license, but there is uncertainty as to whether Sohu Internet will be able to renew it. For the details of the Internet publishing licenses held by the VIEs through which Changyou operates its business, see “Specific Statutes and Regulations - Regulation of Online Game Services - Online Games and Cultural Products.”

Online Audiovisual Transmission Through the Public Internet

On December 20, 2007, the SAPPRFT and the MIIT jointly issued Rules for the Administration of Internet Audiovisual Program Services (“Document 56”), which came into effect as of January 31, 2008 and was amended on August 28, 2015. Document 56 requires all online audio and video service providers to be either state-owned or state-controlled and to obtain a permit for the Network Transmission of Audiovisual Programs. However, at a press conference held on February 3, 2008 the SAPPRFT and the MIIT clarified that online audio-visual service providers that were already lawfully operating prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after Document 56 was issued. As we were already engaged in online audiovisual transmission prior to the issuance of Document 56, we are presumably exempted from the requirement of being state-owned or state-controlled. The VIEs Sohu Internet and Guangzhou Qianjun currently hold permits, both for PC and for Mobile Apps, for the Network Transmission of Audiovisual Programs.

On March 30, 2009, the SAPPRFT released a Notice on Strengthening the Administration of Online Audiovisual Content (the “March 2009 SAPPRFT notice”). March 2009 SAPPRFT notice requires the operators of audiovisual Websites to enhance their processes for protecting copyrights, and to take appropriate measures to protect the rights and interests of copyright holders. Operators of such sites must hold, or have a license to, the copyright to all content that they transmit. In addition, the March 2009 SAPPRFT notice stipulates that only those films or TV programs that have already obtained from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, TV Animation Distribution Permit, or TV Documentary Film Screening Permit are allowed to be transmitted via audiovisual Websites. These permits are mandatory for all films and programs shown on TV and in cinemas in the Chinese mainland and must be obtained before such film or TV or program is allowed to be released. The approval applications for the Film Public Screening Permit, Television Drama Distribution Permit, Television Animation Distribution Permit or Television Documentary Film Screening Permit are extremely difficult and time-consuming, and the SAPPRFT previously did not enforce very strictly the requirements regarding these permits. However, on September 2, 2014, the SAPPRFT issued a Notice on Further Strengthening the Administration of Online Foreign Audiovisual Content (“September 2014 SAPPRFT Notice”), which requires that operators of audiovisual Websites to obtain from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, or TV Animation Distribution Permit for all foreign films and TV dramas before they are transmitted via the Internet in the Chinese mainland. The September 2014 SAPPRFT Notice further stipulates that before any foreign films or TV dramas for transmission exclusively via the Internet are purchased after the promulgation of the September 2014 SAPPRFT Notice, operators of audiovisual Websites must declare their annual purchasing plans with the SAPPRFT before the end of the year preceding the year of the intended broadcast and obtain the SAPPRFT’s approval. The September 2014 SAPPRFT Notice also states that the number of foreign films and TV dramas to be purchased by an operator and transmitted via its Website in a single year may not exceed 30% of the total amount of Chinese mainland films and TV dramas purchased and transmitted by the same Website in the previous year.

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

On July 6, 2012, the SAPPRFT and the CAOC jointly issued a Notice on Further Strengthening the Administration of Internet Dramas, Micro Movies and Other Internet Audiovisual programs (the “2012 SAPPRFT Notice 53”), which reiterates that online audio-visual service providers must obtain a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The 2012 SAPPRFT Notice 53 further stipulates that online audio-visual service providers must review the content of Internet audiovisual programs prior to their transmission and must file certain information, such as the names of the Internet audiovisual programs, summaries of their content, and names of the persons conducting the reviews, with the appropriate provincial office of the SAPPRFT. On January 9, 2019, the Netcasting Services Association of China, an industry self-regulatory association, issued Management Standards for Internet Short Video Platforms and Detailed Standard Rules for Reviewing the Content of Internet Short Videos, for the stated purpose of strengthening the responsibility of online platforms to examine the content of short videos before their transmission. On February 21, 2020, the Netcasting Services Association of China issued the Detailed Standard Rules for Reviewing the Content of Internet Variety Shows, which provide guidelines regarding such content matters as the choice of crew and cast and their behavior, and wardrobe and props, in variety shows, and provide detailed instructions for the examination of Internet variety shows.

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

On November 4, 2016, the SAPPRFT issued the Notice on Further Strengthening the Planning, Development and Administration of Original Internet Audiovisual Programs (“Document 198”). Document 198 stipulates that if online service providers plan to produce and disseminate audiovisual programs that are considered to be key audiovisual programs under Document 198, the service providers must, during the early planning and development stage, file a summary of the programs and their titles, producer names, themes, and duration with the SAPPRFT and, for audiovisual programs with sensitive themes such as politics, military, diplomacy, national security, national sovereignty, religion, the justice system and public security, consult with designated regulatory authorities in the Chinese mainland before production of the programs. On June 26, 2017, SAPPRFT and other several regulatory authorities in the Chinese mainland issued the Notice on Several Policies Concerning the Prosperity and Development of Television Dramas that confirms filing procedures with respect to key Internet dramas. In accordance with the Notice on Upgrading the Filing System of the Online Audiovisual Programs issued by the NRTA, effective December 27, 2018, producers of key audiovisual programs must make filings prior to the commencement of the production that include a summary of specified details concerning the programs and, following the completion of the production, submit the completed programs to the NRTA or its competent provincial counterpart and make filings with additional information concerning the programs. On April 29, 2022, the NRTA issued the Notice on Matters Relating to the Administration of Distribution Permits for Domestic Internet Dramas and Other Audiovisual Programs, which stipulates that providers of Chinese mainland domestic Internet audiovisual programs, such as Internet dramas, micro-short videos, movies and animations, that fall within certain regulatory criteria such as investment thresholds or are intended by Internet audiovisual service providers to be their primary programs for marketing and business promotion, must obtain a distribution permit from the NRTA before publication and transmission of the programs over the Internet.

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

On October 17, 2020, the Standing Committee of the National People’s Congress amended the Minors Protection Law (as amended, the “Minors Protection Law”) effective as of June 1, 2021. The Minors Protection Law promotes Internet literacy among minors, protects personal information of minors, and strengthens the protection of minors from cyber bullying and from addictive behaviors related to Internet services and products.

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

Private Network and Targeted Communication Audiovisual Program Services

On April 25, 2016, the SAPPRFT issued the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services (the “Private Network Audiovisual Programs Administration Provisions”), which were amended effective March 23, 2021, to replace the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks that had been issued by the SAPPRFT on July 6, 2004. The Private Network Audiovisual Programs Administration Provisions stipulate that private network and targeted communication audiovisual program services include the provision, integrated control, transmission and distribution of audiovisual content through IPTV, targeted mobile television, television network and other targeted channels. The Private Network Audiovisual Programs Administration Provisions provide that operators engaging in private network and targeted communication audiovisual program services must obtain a permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The Private Network Audiovisual Programs Administration Provisions provide that only Chinese mainland state-owned or state-controlled entities may engage in private network and targeted communication audiovisual program services. We provide a small amount of audiovisual program services through private network and/or targeted communication channels, such as IPTVs and television networks. In order to comply with the Private Network Audiovisual Programs Administration Provisions, we partner with Chinese mainland state-owned entities for the provision of such services through private network and targeted communication channels. According to a press conference of SAPPRFT regarding the Private Network Audiovisual Programs Administration Provisions, Internet audiovisual program services provided through the public Internet, which include our main online video services, other than private network and targeted communication channels should comply with Document 56. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Online Audiovisual Transmission through the Public Internet” for a description of regulations affecting Internet Audio-video program services provided through the public Internet.

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

On July 1, 2016, the MCT issued a Notice on Strengthening the Administration of Online Performance (the “Online Performance Notice”) and on December 2, 2016, issued the Measures of Administration of Online Performance Operating Activities (the “Online Performance Measures”), which became effective on January 1, 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain an Online Culture Operating Permit and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocks persons with disabilities, includes photographs or video clips that infringe third parties’ privacy or other rights, features animal abuse, or presents characters and other features of online games that have not been registered and approved for publication by applicable regulatory authorities in the Chinese mainland.

On September 2, 2021, the NRTA issued the Notice on Further Strengthening the Management of Arts and Their Personnel, under which online audio-visual platforms are required to strictly control the selection of actors and are prohibited from engaging actors with political positions considered to be wrong or who engage in deeds or use words considered to be immoral, actors considered to not be adhering to an acceptable level of social fairness and justice, or actors violating laws, regulations, or the public order.

The VIEs Sohu Internet, Guangzhou Qianjun currently hold Online Culture Operating Permits. The Online Culture Operating Permit obtained by Sohu Internet includes a permit for operating Internet information services at “focus.cn.”

On September 2, 2016, the SAPPRFT issued the Notice on Strengthening the Management of Live Online Social Video Services (the “Live Online Notice”), which requires interactive broadcasting service providers to procure a permit for the Network Transmission of Audiovisual Programs. Sohu Internet and Guangzhou Qianjun currently hold permits for the Network Transmission of Audiovisual Programs. The Live Online Notice also stipulates that a service provider must make a filing with the local SAPPRFT branch at least five days before making any live broadcast of any significant political, military, economic, social, cultural or sports activities and at least 48 hours before making any live broadcast of other cultural or sports activities. On November 4, 2016, the CAOC issued the Provisions on the Administration of Online Live Social Video Services (the “Live Social Video Provisions”) effective December 1, 2016. The Live Social Video Provisions provide that business entities such as us that offer interactive broadcasting services on their Internet platforms have the primary responsibility for monitoring content disseminated by interactive broadcasting hosts and viewers through such services, and must allocate sufficient staff in line with the scale of such services and establish and maintain adequate internal policies and procedures for, among other things, content review, information security management, emergency management and technical support. The Live Social Video Provisions also require that Internet providers verify the real-name identity of interactive broadcasting hosts and viewers before allowing them to establish user accounts with the Internet providers and take appropriate remedial actions, such as issuing warnings, removing posted content, or terminating the user’s account, with respect to interactive broadcasting content or activity that is prohibited by the Live Social Video Provisions. Internet providers are subject to administrative penalties and other sanctions for noncompliance with the Live Social Video Provisions. On August 1, 2018, the MIIT and several other regulatory authorities in the Chinese mainland issued a Notice on Strengthening the Administration of Live Online Social Video Services, which stipulates that providers of Internet access services and APP stores must not provide Internet access and APP distribution services for online interactive broadcasting service providers that do not hold requisite permits from or complete the requisite filing procedure with the applicable regulatory agencies. On November 12, 2020, the NRTA promulgated the Notice on Strengthening the Management of Live Broadcast of Online Shows and E-commerce Live Broadcast, which requires live show online broadcasting platforms and e-commerce live online broadcasting platforms to enter information concerning their operating entities and business operations in a nationwide online system. Under the notice, live online broadcasting platforms are also required to classify their broadcast programs into, and label them according to, specified categories such as “music,” “dance,” and “travelling.” The notice and the Guidance on Strengthening Supervision of E-commerce Live Online Broadcasting Activities issued by the SAMR in November 2020 also provide that e-commerce live online broadcasting platforms should verify the qualifications and real-name identities of the entities and individuals selling goods and services on such platforms, and ensure such sales to comply with the Advertising Law of the People’s Republic of China (the “New Advertising Law”) and the E-commerce Law of the People’s Republic of China (the “E-commerce Law”). On April 23, 2021, the CAOC and six other regulatory authorities in the Chinese mainland issued the Administrative Measures for E-commerce Live Online broadcasting (for Trial Implementation), which further stipulate that live online broadcasting platforms must take certain specified measures, such as arranging special personnel to conduct real-time inspections and extending the storage time for live broadcast content with respect to key live online broadcasting operators. The live online broadcasting platforms are also required to establish a sound risk identification model and take appropriate actions to prevent suspected violations of laws and regulations in regard to high-risk marketing activities, such as issuing violation warnings, limiting traffic and suspending live online broadcasting. In addition, relevant regulatory authorities in the Chinese mainland may share information regarding e-commerce live online broadcasting entities with records of serious violations and may carry out joint enforcement and punishment.

On February 9, 2021, the CAOC and six other regulatory authorities in the Chinese mainland issued the Guiding Opinions on Strengthening the Ratification and Administration of Live Online Broadcasting (the “Guiding Opinions”). The Guiding Opinions stipulate that live online broadcasting platforms must (i) classify and rank accounts for live online broadcasting based on factors such as the nature of the account holders, the content of performances, the number of followers and the popularity of the broadcast programs, (ii) set reasonable limits on the duration of, the amount of money to be received in, and commodities to be sold in each broadcast program based on the accounts’ categories and rankings, and (iii) set reasonable limits on the maximum amount of money paid by the Internet users for a single virtual commodity or reward in connection with a live online broadcast.

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

Mobile Internet Applications Information Services

On June 28, 2016, the CAOC issued the Provisions on the Administration of Mobile Internet Applications Information Services (the “APP Provisions”), which became effective on August 1, 2016 and was amended on June 14, 2022. Under the APP Provisions, mobile application providers and application distribution platforms are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties. The APP Provisions also require application providers to procure relevant approval to provide services through such applications and require application distribution platforms to register with local branch offices of the CAOC within 30 days after they start providing application store services. We have procured the required approvals for services that we provide through our mobile applications. If we, as a provider of information services through Apps, violate these regulations, application distribution platforms through which we distribute our Apps may issue warnings to us, suspend the release, or terminate the sale, of our Apps, and/or report our violations to regulatory authorities in the Chinese mainland.

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

Regulation of Brand Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the New Advertising Law, which became effective on September 1, 2015 and was amended on October 26, 2018 and April 29, 2021. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. On February 25, 2023, the SAMR issued the Administrative Measures for Online Advertising (the “Online Advertising Measures”), which will take effect on May 1, 2023 and replace the Interim Measures of the Administration of Online Advertising, which were issued by the SAMR in July 2016. The New Advertising Law and the Online Advertising Measures both provide that advertisements posted or published through the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The Online Advertising Measures provide that all online advertisements, including commodities and services ranked through competitive bidding, must be marked “Advertisement,” so that viewers can easily identify them as such. Moreover, the Online Advertising Measures do not permit insertion of competitive bidding-ranked advertisements into the results of users’ searching government-services websites, web pages, Internet applications, and social accounts accessible by the general public. The New Advertising Law and the Online Advertising Measures will require us to more stringently examine and monitor our advertisers and the content of their advertisements.

On April 13, 2016, the SAMR and sixteen other regulatory authorities in the Chinese mainland jointly issued a Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management (the ‘‘Campaign Notice’’), pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on Internet search portals and other portal, financial, real estate, P2P and investment product sales services Websites. On March 22, 2019, the SAMR issued the Notice of a Campaign to Deepen the Rectification of Online Advertisements, which targets false advertising related to the physical health or the protection of property of the public in areas such as pharmaceuticals, health food, and real estate and financial investments by Internet portals, search engines, and e-commerce platforms with significant social influence and wide coverage, as well as by Internet media such as mobile client applications and new media accounts. The Notice of Key Areas of Work in 2020 of the Inter-Ministerial Joint Meeting on Rectification of False and Illegal Advertisements, jointly issued by SAMR and ten other regulatory authorities in the Chinese mainland on March 9, 2020, further emphasizes the responsibility of Internet service providers to verify and examine the content and supporting documents of online advertisements and prevent the dissemination of false and illegal online advertisements.

On August 31, 2018, the Standing Committee of the National People’s Congress enacted the E-commerce Law, which took effect on January 1, 2019 and which stipulates, among other things, that although an e-commerce business operator may provide an Internet consumer with search results for goods or services based on such consumer’s preferences or consumption habits, the operator must also provide such consumer with options that are not based on such consumer’s preferences or habits, in order to respect and protect the rights and interests of such consumer, and reiterates that e-commerce business operators that distribute online advertisements to consumers must comply with the New Advertising Law.

Regulation of Online Game Services

Online Games and Cultural Products

In September 2009, the SAPPRFT, together with the NCA and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the SAPPRFT Online Game Notice. The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in the Chinese mainland via wholly foreign-owned entities, Chinese mainland-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the VIE structures of Changyou were deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, the VIE structures of Changyou might be challenged by the SPPA, a successor agency to the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those Changyou use having been challenged by the SAPPRFT or the SPPA as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However, it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications, or the Electronic Publication Rules, which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the Chinese mainland and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant laws and regulations of the Chinese mainland, and must obtain the approval of the SPPA, a successor agency to the SAPPRFT, before publishing foreign electronic publications. The New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing services license instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT or the SPPA prior to the publication of new online games. In addition, under the New Internet Publication Measures, Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner.

The VIE Gamease, which is the operator of TLBB, Blade Online and certain other licensed PC games, and the VIE Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively, and Gamease and Guanyou Gamespace have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. TLBB, Blade Online and some of Changyou’s other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing license at the time those online games were made publicly available. TLBB, Blade Online and certain of Changyou’s other existing games are currently published under an Internet publishing license held by Gamease. As of the date of this annual report, the Internet publishing licenses held by Gamease and Guanyou Gamespace have expired, and Gamease and Guanyou Gamespace are in the process of applying for renewal of their respective licenses. There is uncertainty as to whether Gamease and Guanyou Gamespace will be able to renew such licenses. Current Chinese mainland regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like Changyou’s are acknowledged by the SAPPRFT or SPPA, in view of the lack of formal interpretation regarding this issue, the SPPA might challenge Changyou’s current and past practices and could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of Changyou’s business license, or the forced discontinuation of or restrictions on its operations.

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

The MCT issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and was amended on December 15, 2017 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. In January 2008, the VIE Gamease obtained an Online Culture Operating Permit, which was re-certified in October 2015 and December 2017; and in December 2010, Shanghai ICE obtained an Online Culture Operating Permit, which was re-certified in January 2014. On May 14, 2019, the MCT issued the MCT Approval Scope Notice, pursuant to which the MCT is no longer responsible for regulating the online-game industry and its local branches are no longer responsible for granting new Online Culture Operating Permits for online games, or renewing existing permits after their expiration. It is not clear whether another regulatory authority in the Chinese mainland will be designated to supervise the online game industry and whether a new permit or license that is similar to Online Cultural Operating Permit will be required for the operation of online games. On December 9, 2019, the Comprehensive Market Enforcement Supervision Bureau of MCT issued the Notice on Law Enforcement in the Online Game Market, which stipulates that the investigation and processing of online game cases will be under the Measures of Internet Publication Service Administration, and that the Interim Measures for Online Games Administration, which became effective on August 1, 2010 and were repealed on July 10, 2019, will no longer apply to such cases.

The Notice on Strengthening the Approval and Administration of Imported Online Games, or the Imported Online Game Notice, which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT was, and the SPPA as a successor to the SAPPRFT is, the only regulatory authority authorized by the State Council to approve the importation of online games from Offshore copyright owners, and that any enterprise which engages in online game publication and operation services within the Chinese mainland must have the game examined and approved by the SAPPRFT or the SPPA and receive from the SAPPRFT or the SPPA an Internet publishing license (or after the New Internet Publication Measures became effective on March 10, 2016, an online publishing services license). The VIEs Gamease and Guanyou Gamespace obtained Internet publishing licenses from the SAPPRFT and they have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. In addition, the Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of Offshore online games in the Chinese mainland must be examined and approved by the SAPPRFT or the SPPA.

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

Registration of Software Copyrights

The Measures Concerning Registration of Computer Software Copyright, or the Software Copyright Measures, issued by the NCA, which became effective in February 2002, encourage the registration of software and afford greater protection to registered software than that afforded to unregistered software. Changyou has registered software copyrights covering all of its significant copyrightable products and enhancements.

Regulation of Internet Content

A number of regulatory authorities in the Chinese mainland, including the MIIT, the MCT, the SPPA, the NRTA and the MPS, have promulgated measures relating to Internet content. These measures prohibit certain Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or Chinese cultural traditions, or compromise State security or secrets. If an ICP license holder violates these measures, the relevant regulatory authority in the Chinese mainland may revoke its ICP license and shut down its Websites.

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

Protection of Minors

On April 12, 2022, several regulatory authorities in the Chinese mainland jointly promulgated the Notice on Strengthening the Management of Live Streaming of Games on Online Audio-Visual Program Platforms (“Notice 27”). Notice 27 prohibits minors from topping up and paying reward money, and establishes special handling channels for the refund of money paid by minors.

On August 30, 2021, the NPPA issued the Notice on Further Strengthening the Administration of the Prevention of Minors from Indulging in Online Games. On October 20, 2021, the MOE, the SAMR and several other authorities in the Chinese mainland jointly issued the Notice on Further Strengthening the Administration of the Prevention of Primary and Secondary School Students’ Addiction to Online Games (the “Further Indulgence Prevention Notice”), which provides that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays and Chinese mainland statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. In addition, the Indulgence Prevention Notice and the Further Indulgence Prevention Notice require that that online game operators may not provide game services to any users who have not registered using their real names.

On October 17, 2020, the Standing Committee of the National People’s Congress issued the Minor Protection Law, which took effect on June 1, 2021 and has enhanced the requirements for the protection of minors from addictive online-game playing behaviors. Also see “Governmental Regulation and Legal Uncertainties - Regulation of the Provision of Internet Content - Protection of Minors.”

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

On April 15, 2007, the SAPPRFT and several other regulatory authorities in the Chinese mainland issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all online game operators in the Chinese mainland, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires online game operators such as Changyou to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the MOE and five other regulatory authorities in the Chinese mainland issued the Real-name Registration Notice, which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. Changyou developed anti-fatigue and real-name registration systems for its games, and implemented them beginning in 2007. Under the systems of Changyou, game players must use real identification in order to create accounts, and in this way Changyou generally are able to tell which of their game players are minors and thus subject to these regulations. For game players who do not register, Changyou assume that they are minors. As required by the anti-fatigue rules, Changyou reduces the value of in-game benefits of game players under 18 years based on the amount of their continuous play. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points.

On January 15, 2011, the MCT, the MIIT and six other central regulatory authorities in the Chinese mainland jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitor system was formally implemented commencing March 1, 2011.

In February 2013, 15 regulatory authorities in the Chinese mainland, including the SAPPRFT, the MOE, the MCT and the MIIT, jointly issued the Work Plan implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued; and as a result, online game operators will be required to implement measures to protect minors.

On July 25, 2014, the SAPPRFT promulgated the Verification of Real-name Registration Notice, which took effect on October 1, 2014. The Verification of Real-name Registration Notice requires local press and publication administrative departments to strengthen their administration over enterprises engaged in online game publication and operations, and requires such enterprises to abide by anti-fatigue and real-name registration requirements when developing and promoting online games, excluding, at present, mobile games.

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

Information Security and Censorship

Internet content in the Chinese mainland is also regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress enacted the Decision on Internet Security Protection in 2000, and amended it in August, 2009. The decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and Changyou may be subject to the jurisdiction of local security bureaus. If an ICP license holder violates these measures, the relevant regulatory authority in the Chinese mainland may revoke its ICP license and shut down its Websites. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Service providers may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

In 2005, the MCT and the MIIT promulgated the Opinions on the Development and Administration of Online Games emphasizing the regulatory authorities’ intent to foster and control the development of the online game industry in the Chinese mainland and providing that the MCT will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.” Although the MCT Approval Scope Notice provides that the MCT is no longer responsible for regulating the online game industry, it is not clear whether the MIIT or another regulatory authority in the Chinese mainland will be designated to censor online games under the Opinions on the Development and Administration of Online Games.

In November 2018, the MPS issued the Regulations for Internet Security Supervision and Inspection by Public Security Authority, which specifies the standards for the inspection of network operators and the legal responsibilities of network operators that provide internet content.

Virtual Currency

On February 15, 2007, the MCT, the PBOC, and other relevant regulatory authorities in the Chinese mainland jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés Notice limits the total amount of virtual currency that may be issued by online game operators and the amount that may be purchased by individual game players, and includes a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency may only be used to purchase virtual items.

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

Import and Export of Software Technology

The Chinese mainland imposes controls on the import and export of technology and software products. Under the Regulations on Administration of Import and Export of Technologies promulgated by the State Council, which were amended on November 29, 2020, the term “technology import and export” is defined to include, among other things, the transfer or licensing of patents and know-how, and the provision of services related to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by or registration with the relevant regulatory authorities in the Chinese mainland. Under the Software Export Management and Statistics Measures promulgated in October 2001, if a company is classified as a software enterprise and has a minimum of RMB1.0 million (or approximately $144,904) in registered capital, it may engage in an export business after being registered with the relevant regulatory authorities in the Chinese mainland. All contracts which relate to the export of software products, transfer of technology or provision of related services must be filed with the relevant regulatory authorities in the Chinese mainland. The Measures for the Administration of Registration of Technology Import and Export Contracts, issued by the MOFCOM in February 2009, specify registration requirements related to the import and export of technology.

Changyou has entered into license agreements with third parties outside of the Chinese mainland to license its games, which may be deemed to constitute the export of technology under the regulations. As a result, such licenses are required to be registered with applicable regulatory authorities in the Chinese mainland. Although there are no explicit penalties set forth in these regulations for lack of such registration, failure to register an agreement where such registration is required may result in restrictions concerning foreign exchange, banking and taxation matters relating to such agreements. Changyou has not registered all of the game license agreements under which it authorizes overseas third-party online game operators to operate its online games, and so far Changyou has not encountered any problems with respect to foreign exchange, banking or taxation matters relating to its license agreements, nor has Changyou received any notice from any regulatory authority in the Chinese mainland requiring it to complete the registration of its game license agreements.

Regulation of Other Services

Real Estate Services

On December 27, 2021, the NDRC and the MOFCOM issued the Special Administrative Measures for Admittance of Foreign Investment (Restricted List) (2021 Edition) (the “2021 Restricted List”), which became effective on January 1, 2022. The 2021 Restricted List removed from the category of industries where foreign investment is restricted real estate agency and brokerage services, which had been included in the restricted category in the previous Foreign Investment Industrial Guidance Catalogue issued in 2011. The 2020 Restricted List loosened existing restrictions on foreign ownership of real estate agency and brokerage services in the Chinese mainland, and as a result we may conduct real estate agency and brokerage services directly.

On April 4, 2001, the Ministry of Housing and Urban-Rural Development (the “MHURD”, formerly the Ministry of Construction) promulgated the Regulatory Measures on the Sale of Commercial Houses, pursuant to which a real estate developer may engage a real estate services organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that a real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits for the properties and a related letter of authorization.

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

On January 20, 2011, the MHURD, the NDRC, and the Ministry of Human Resources and Social Security jointly issued the Measures for Administration on Real Estate Brokerage (the “Brokerage Measures”), which became effective on April 1, 2011 and were amended on April 1, 2016, and govern the activities of real estate brokerages and real estate brokerage personnel in providing intermediary, agency and related services and charging commissions. Furthermore, pursuant to the Brokerage Measures, a real estate brokerage company and its branches must have a sufficient number of licensed real estate brokers. The Brokerage Measures also require real estate brokerage companies to file with real estate regulatory authorities at the county level or above within 30 days after their business registration with the relevant local counterparts of the SAMR. Focus Interactive has made the required filings.

On July 29, 2016, the MHURD and six other regulatory authorities in the Chinese mainland jointly issued the Opinions on Strengthening the Administration of Sound Development of Real Estate Brokerage (the “MHURD Opinions”), to further regulate real estate brokerage services. The MHURD Opinions stipulate that real estate brokers are obligated to censor specified real estate-related information, including ownership, price, area, and location, and may not provide, directly or through agencies, loans for down payments and other similar financial services.

On September 30, 2016, Beijing MHURD and five other regulatory authorities in the Chinese mainland jointly issued the Measures for the Promotion of Stable and Healthy Development of the Local Real Estate Market (the “Beijing Measures”), with the goal of tempering rampant increases in housing prices by balancing land supply in favor of residential use and owner-occupied apartments, providing guidance for real estate developers and brokers as to the setting of prices and the conduct of advertising, selling and financing activities, and providing for enhanced enforcement measures with respect to false and misleading advertisements and pricing information and other illegal selling and financing activities in the local real estate market. Certain other cities, including Tianjin, Suzhou, Zhengzhou, Chengdu, Hefei, and Wuhan, adopted similar measures. One effect of these regulations has been to make real estate developers more cautious with respect to advertising housing on Internet platforms and cooperating on real estate-related e-commerce programs with Internet service providers.

On May 19, 2018, the MHURD issued a Notice on Further Improving Relevant Issues Concerning the Regulation and Control of the Real Estate Market, to prohibit certain behaviors by real estate developers and brokers, such as hoarding property for speculation. On June 25, 2018, the MHURD and six other regulatory authorities jointly issued a Notice on Launching Special Actions to Combat the Infringement of the Interests of the Masses and Regulating the Real Estate Market in Some Cities, to prohibit certain additional behaviors of real estate developers and brokers, such as price manipulation and false advertising, in specified cities including Beijing, Shanghai, Guangzhou, and Tianjin.

Online Payment Services

On June 14, 2010, the PBOC issued the Measures for the Administration of Payment Services Provided by Non-financial Institutions (the “Payment Services Measures”), which took effect on September 1, 2010 and were amended on February 3, 2016 and April 29, 2020. On December 1, 2010, the PBOC promulgated the Implementing Rules for the Payment Services Measures, which was last amended on September 1, 2021. The Payment Services Measures and their implementing rules require any non-financial institution engaging in payment services, such as online payments, issuance and acceptance of prepaid cards, and bill collection via bank cards, to obtain a Payment Service License. Applications for Payment Service Licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. To further regulate the operation of online payment services, the PBOC issued the Administration of Online Payment Services Provided by Non-Bank Payment Institutions (the “Online Payment Services Measures”), which took effect on July 1, 2016. The Online Payment Services Measures classify personal payment accounts at entities that already hold a Payment Service License into three categories based on the extent to which the holders of the accounts have completed identity verification procedures, and provide that those account holders who have completed more of the identity verification process are entitled to a broader range of payment options through their accounts. The Online Payment Services Measures prohibit non-bank payment institutions from engaging in securities, insurance, financing, trusts and other unauthorized financial business. Non-bank payment institutions are also required to develop risk control systems, including a risk rating system for users, a dispute resolution system, and a risk reserve.

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

On January 15, 2015, the MOF, the Ministry of Civil Affairs and the General Administration of Sports jointly promulgated the Notice related to Self-inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-inspection Notice”), which requires provincial and municipal authority branches, including financial, civil affairs and sports bureaus, to conduct inspections and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commission contracts, online lottery products, exchange of lottery sales data, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery sales agencies. The Notice further requires that a formal report on the result of the inspections and the remedial measures be submitted by each provincial or municipal authority to the MOF, the Ministry of Civil Affairs and the General Administration of Sports by March 1, 2015.

On April 3, 2015, the MOF, the MPS, the SAMR, the MIIT, the Ministry of Civil Affairs, the PBOC, the General Administration of Sports and the CBIRC jointly released a public announcement with regard to unauthorized online lottery sales (the “Public Announcement”). The Public Announcement provides, among other things, that (i) all lottery institutions, internet companies, and other institutions or individuals provide unauthorized online lottery sales services, either directly or through agents, must immediately cease such services; (ii) the local regulatory authorities for finance, civil affairs and sports must investigate and sanction unauthorized online lottery sales in their respective jurisdictions in accordance with applicable laws and regulations; (iii) the local regulatory authorities for public security and industry and commerce must investigate any issuances or sales of illegal lotteries within their respective jurisdictions, with necessary assistance from local regulatory authorities for finance, communication, banking regulation, civil affairs and sports, and local branches of the PBOC, and report any criminal activities to judicial authorities for prosecution; (iv) the lottery issuance authorities that plan to sell lottery products online must obtain approval from the Ministry of Civil Affairs or the General Administration of Sports by submitting an application to the MOF for written approval, and (v) no entity may provide online lottery sales services without the approval of the MOF. On April 28, 2016, the MOF, the MPS, the Ministry of Civil Affairs, the General Administration of Sports, and the SAMR, and on May 5, 2015, the SAMR, issued notices regarding unauthorized online lottery sales and further emphasized the requirements specified in the Public Announcement. Online lottery sales are an insignificant business for us.

On August 8, 2018, the MOF and several other regulatory authorities jointly issued an Announcement on Further Regulating the Order of the Lottery Market and Comprehensively Managing the Sale of Lotteries through the Internet, which further emphasizes that business entities and individuals may not sell lottery tickets or conduct any other form of lottery business over the Internet without the approval of the MOF.

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

On May 10, 2001, the MIIT promulgated the Administration Measures of the Network Entry of Telecommunication Equipment (the “Telecommunication Equipment Measures”), which was amended on September 23, 2014. Pursuant to the Telecommunication Equipment Measures, the State requires all telecommunications terminal equipment to be connected to a public telecommunications network to obtain network connection permits. A Permit of Network Connection, or China Type Approval Certificate (“CTA Certificate”), issued by the MIIT must be obtained for such telecommunications equipment. When a producer of such telecommunications terminal equipment applies for a CTA Certificate, it must submit a test report or product quality certificate (namely SRRC Certificate). If a CTA Certificate has not been obtained for such equipment, it may not be connected to a public telecommunications network and may not be used or sold domestically. Pursuant to the Announcement on the Reform Measures for the Network Entry Permit System for Telecommunication Equipment, which was promulgated by the MIIT on January 17, 2023 and became effective on March 1, 2023, network entry permits are no longer required for the connection of certain types of telecommunications equipment to networks.

Miscellaneous

Laws and Regulations Related to International Connections for Computer Information Networks

The State Council and the MIIT have promulgated regulations governing international connections for computer networks in the Chinese mainland, including:

•	Provisional Regulations of the People’s Republic of China for the Administration of International Connections to Computer Information Networks (1997) and related Implementing Measures (1998); and

•	Administrative Measures for International Communications Gateways (2002).

•	Under the above regulations, any entity wishing to access international connections for their computer information networks in the Chinese mainland must comply with the following requirements:

•	be a legal person of the Chinese mainland;

•	have the appropriate equipment, facilities and technical and administrative personnel;

•	have implemented and registered a system of information security and censorship; and

•	effect all international connections through an international communications gateway established with the approval of the MIIT.

We have adopted measures necessary to ensure that we are in compliance with all of these requirements.

Laws and Regulations Related to Intellectual Property Protection

The Chinese mainland has adopted comprehensive laws and regulations governing intellectual property rights, including copyrights, patents and trademarks.

Copyright

On September 7, 1990, the Standing Committee of the National People’s Congress promulgated the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010, and 2020. The 2020 amended Copyright Law, which took effect on June 1, 2021, extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of the pledge of a copyright. The latest amended Copyright Law clarifies the scope of works entitled to copyright protection and provides for more stringent enforcement measures against copyright infringement.

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

Since 2005, the NCA, together with certain other regulatory authorities in the Chinese mainland, have jointly launched annual campaigns, which normally last for three to four months every year, specifically aiming to crack down on Internet copyright infringement and piracy. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the MPS and the MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign was Internet audio and video programs. From the time the 2010 campaign commenced in late July, the local branches of the NCA focused on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, Web hosting or Internet access services for third parties engaging in copyright infringement or piracy and infringement by the use of mobile media. In serious cases, the operating permits of the Websites engaging in illegal activities may be revoked, and such Websites may be ordered to shut down. A governmental program called the “Jian Wang Campaign,” which is aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2022, which was conducted from September through November of 2022, and targeted piracy and other forms of copyright infringement related to the unauthorized adaptation and compilation of short videos, the unauthorized posting of online literature and the sale of pirated works on short-video, livestreaming and other e-commerce platforms, aimed to strengthen the copyright protection of movies, sporting events, online education and news reports.

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

On December 17, 2012, the Supreme People’s Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information (“Network Dissemination of Information Provision”), which were most recently amended on December 29, 2020. The Network Dissemination of Information Provisions stipulate that the dissemination by network users or network service providers of written works, performances or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that network service providers that aid or abet any network user’s infringement of the rights of another to network dissemination of any works or recordings may be liable for such network user’s infringing activities.

Patent

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in 1992, 2000, 2008 and 2020. The 2020 amended Patent Law took effect on June 1, 2021. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was lately amended on January 9, 2010. According to these laws and regulations, the Patent Office of the CNIPA is responsible for administering patents in the Chinese mainland. The patent system in the Chinese mainland adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and designs. From June 1, 2021, in the case of designs, a patent will be valid for fifteen years from the date of the filing of the patent application. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights.

Trademark

On August 23, 1982, the Standing Committee of the National People’s Congress promulgated the Trademark Law of the People’s Republic of China (the “Trademark Law”), which was amended in 1993, 2001, 2013, and 2019. On August 3, 2002, the State Council promulgated the Implementation Regulation for the Trademark Law, which was amended on April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office is responsible for the registration and administration of trademarks and resolving trademark disputes. As with patents, the Chinese mainland has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. The amendment of the Trademark Law that became effective on November 1, 2019 provides for enhanced procedures for the prevention of malicious registration of trademarks and increases the amount of fines that may be imposed for trademark infringements.

Laws and Regulations Related to Encryption Software

In October 1999, the State Council promulgated the Regulations for the Administration of Commercial Encryption, most recently amended on February 3, 2016, followed in November 1999 by the Notice of the General Office of the State Encryption Administration Commission promulgated by the State Commission for the Administration of Cryptography. Both of these regulations address the use in the Chinese mainland of software with encryption functions.

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

The State Commission for the Administration of Cryptography changed its name to the State Cryptography Administration Bureau (“SCAB”) in March 2005. The SCAB maintains authority over the importation, research, production, sale and use of cryptographic products in the Chinese mainland (“products” are defined to include any cryptographic technologies and products to be applied in the encryption or secure authentication of information, other than state secrets). Regulations were issued to restrict the importation, research, production and sale of encryption products and requiring that the encryption functions of such products be placed in escrow with the SCAB for reasons of national security.

We are in full compliance with current Chinese mainland laws and regulations governing encryption software.

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

On March 15, 2021, the SAMR issued the Measures for the Supervision and Administration for Online Transactions (the “Online Transaction Measures”), which became effective on May 1, 2021, to replace the Administrative Measures on Online Transactions promulgated on January 26, 2014. The Online Transaction Measures apply to the sale of commodities and provision of services through the Internet, including through social networking and live online broadcasting within the territory of the Chinese mainland; aim at creating a fairer competitive environment for online transaction operators and a safer consumption environment for users in online transactions; and specify the responsibilities of platform operators in the course of providing online shows and e-commerce live broadcast services. Under the Online Transaction Measures, online transactions operators must comply with laws and regulations, fairly participate in market competition, and accept public supervision. In addition, the Online Transaction Measures have strengthened the protection of consumer interests and set forth more specific obligations for online transaction operators with respect to the display of their licenses and the collection of consumer personal information. On May 26, 2016, the MIIT issued the Measures on the Complaint Settlement of the Telecommunication Services Users (the “Complaint Settlement Measures”), which took effect on July 30, 2016. The Complaint Settlement Measures require telecommunication services providers to respond to their users within fifteen days upon the receipt of any complaint delivered by such users, the failure of which will give the complaining users the right to file a complaint against the service providers with the provincial branch offices of the MIIT.

We are aware of the increasingly strict legal environment covering consumer protection in the Chinese mainland, and we strive to adopt all measures necessary to ensure that our business complies with these evolving standards.

Privacy Protection

The Constitution of the People’s Republic of China states that Chinese mainland law protects the freedom and privacy of the communications of citizens and prohibits infringement of such rights. In recent years, regulatory authorities in the Chinese mainland have issued various regulations on the use of the Internet that are designed to protect personal information from unauthorized disclosure. For example, the ICP Measures prohibit an Internet information services provider of the Chinese mainland from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. In addition, Chinese mainland regulations authorize telecommunication authorities in the Chinese mainland to demand rectification of unauthorized disclosure by ICPs.

Chinese mainland law does not prohibit ICPs from collecting and analyzing personal information from their users. Relevant regulatory authorities in the Chinese mainland, however, have the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. In addition, the Several Provisions stipulate that ICPs must not, without the users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICP’s scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate these regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damage caused to our users.

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

On August 29, 2015, the Standing Committee of the National People’s Congress issued Amendment (IX) (“Amendment (IX)”) to the Criminal Law of the People’s Republic of China (the “Criminal Law”), which strengthens the protection of personal information. Pursuant to Amendment (IX), network service providers and others who unlawfully sell or otherwise provide personal information and cause serious adverse consequences may be sentenced to prison for up to seven years. In addition, network service providers who disseminate such user information and cause serious adverse consequences, and who do not rectify the problem after they receive notice of such non-compliance from relevant regulatory authorities may be sentenced to prison for up to three years, and may also be subject to public surveillance and fines. On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procurator of the People’s Republic of China (the “Supreme People’s Procurator”) issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks, which clarifies the types of network service providers and the standards for judging whether the consequences of divulging personal information are serious and adverse.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procurator issued the Interpretation of the Supreme People’s Court and the Supreme People’s Procurator on Several Issues Concerning the Applicable Law for Criminal Cases with Respect to Infringement of Citizen’s Personal Information, which defines “personal information,” “the provision of personal information,” and “the illegal collection of personal information.”

The SAMR (formerly the AQSIQ and SAC) issued the Information Security Technology - Personal Information Security Specification, which came into effect on October 1, 2020. The specification clarifies the principles and security requirements for personal information processing activities, such as collection, storage, use, sharing, transfer, public disclosure, and deletion, that are applicable to the standardization of personal information processing activities of various organizations. On April 10, 2019, the MPS and the Beijing Network Industry Association issued the Guidelines for Protection of the Security of Personal Information on the Internet, which provides guidelines and recommends procedures concerning the protection of personal information applicable to enterprises providing services via the Internet as well as organizations and individuals who control and process personal information in private and non-networked environments. On June 1, 2019, the National Information Security Standardization Technical Committee issued the Internet Security Practice Guidelines - Specification of Information Necessary for Basic Business Functions of Apps, which provides further guidelines for the use and collection of personal information by network operators, and specifies the types of personal information deemed to be necessary for the operation of online services for areas such as online payment, short videos, Internet news information, and real estate transactions. On March 12, 2021, CAOC, MIIT, MPS and SAMR jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, to further clarify the scope of essential personal information for common types of applications.

On January 23, 2019, the CAOC, the MIIT, the MPS, and the SAMR jointly issued the Public Announcement Concerning the Illegal Collection of Personal Information by Apps, which emphasizes that APP operators must comply strictly with the Internet Security Law in connection with their collection and use of personal information. On March 13, 2019, the SAMR issued the Notice on the Launch of Special Enforcement Actions to Protect Consumers and Crack Down on Violations of Personal Information of Consumers and the Announcement of the Implementation of App Security Certifications, and on October 31, 2019, the SAMR and the CAOC issued the Notice of a Special Campaign to Rectify the Infringement of Legal Rights and Interests of App Users so as to further protect the rights of the APP users in and to their personal information and clarify the requirements for APP security certification. In addition, a number of relevant regulatory authorities and industry associations in the Chinese mainland have published a series of guidelines and standards, such as the Guidelines for Self-Assessment of Illegal Collection and Use of Personal Information by Apps issued by the Special Working Group Supervising the Illegal Collection and Use of Personal Information on March 3, 2019, and the Methods for Identification of the Illegal Collection and Use of Personal Information by Apps issued by the CAOC and three other regulatory authorities in the Chinese mainland on December 30, 2019, pursuant to which APP operators are encouraged to conduct self-inspection and self-rectification to enhance the protection of personal information. On November 1, 2021, the MIIT issued the Notice on Launching Action to Enhance User Awareness and Experience in Information and Communication Services, under which relevant enterprises are required to establish a list of collected personal information and a list of personal information shared with third parties and to display such two lists in their Apps.

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

Laws and Regulations Related to Security and Censorship

The principal pieces of laws and regulations of the Chinese mainland concerning information security and censorship are:

•	The Internet Security Law (2017);

•	The Measures for Cybersecurity Review (2022);

•	The Regulations on Security Protection of Critical Information Infrastructure (2021);

•	The Data Security Law (2021);

•	The Draft Data Security Regulations (2021);

•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988, as amended in 2010) and related Implementing Rules (2014);

•	The Anti-spy Law of the People’s Republic of China (2014);

•	The Working Regulations for Anti-spy Security Precautions (2021);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, as amended in 2011);

•	Administrative Regulations for the Protection of Secrecy on Railway Computer Information Systems Connected to International Networks (1999);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

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

These laws and regulations specifically prohibit the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets, as follows:

•

“A breach of public security” includes a breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens or illegal or criminal activities.

•

“Socially destabilizing content” includes any action that incites defiance or violation of Chinese mainland law; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; spreads feudal superstition; involves obscenities, pornography, gambling, violence, murder, or horrific acts; or instigates criminal acts.

•

“State secrets” are defined as “matters that affect the security and interest of the state.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”

Under the laws and regulations discussed above, it is mandatory for Chinese mainland-based Internet companies to complete security filing procedures with the local public security bureau and for them provide regular updates to the local public security bureau regarding information security and censorship systems for their Websites. In this regard, on October 1, 2004, the Administrative Rules on the Filing of Commercial Websites (“Commercial Websites Filing Rules”) were promulgated by the Beijing Administration of Market Regulation (the “Beijing AMR”) to replace the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record promulgated by the Beijing AMR on September 1, 2000. The Commercial Websites Filing Rules state that operators of commercial Websites must comply with the following requirements:

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish rigorous systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. The Internet Security Law provides that providers of services over Internet networks must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel; taking technical measures to prevent computer viruses, network attacks and intrusions; taking technical measures to monitor and record network operation status and cyber security incidents; and taking data security measures such as data classification, backups and encryption. Providers of services over Internet networks are also obliged to take immediate remedial measures and report relevant information to authorities when security defects or loophole risks in the network products or services are found. The Internet Security Law sets stringent requirements for the operators of “critical information infrastructure.” These include requirements, among others, that personal information and important business data must be stored in the Chinese mainland, and requirements for national security review of any network products or services that may impact national security. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (the “CII Regulations”), effective on September 1, 2021. According to the CII Regulations, “critical information infrastructure” means an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, people’s livelihoods, or the public interest in the event of damage, loss of function, or data leakage. The competent regulatory authorities and supervision and management authorities of the above-mentioned industries in the Chinese mainland will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified CIIOs and the State Council’s public security department of the results.

On December 28, 2021, several regulatory authorities in the Chinese mainland including the CAOC, issued the Measures for Cybersecurity Review, which took effect on February 15, 2022 and replaced the previous version promulgated on April 13, 2020. Under the Measures for Cybersecurity Review, the following activities are subject to a cybersecurity review: (i) the purchase by critical information infrastructure operators of Internet products and services which affect or may affect national security, (ii) listings abroad by Internet platform operators that hold personal information of over one million users, and (iii) Internet platform operators’ data processing activities which affect or may affect national security. In addition, the relevant regulatory authorities in the Chinese mainland may initiate a cybersecurity review if they determine that the network products or services, or data processing activities, affect or may affect national security. Under the Measures for Cybersecurity Review, “Internet products and services” primarily refers to core network equipment, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, critical communication products, cloud computing services, and other network products and services that may have a significant impact on the security of critical information infrastructure cybersecurity and data security. Under the Measures for Cybersecurity Review, before purchasing any network products or services, CIIOs must assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the CAOC if national security will or may be affected.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law establishes a classified and tiered system for data protection based on the level of importance of the data in economic and social development, as well as the level of danger the data presents to national security, public interests, or the legal interests of individuals and organizations in the event of any manipulation, destruction, leakage, illegal acquisition or illegal usage. Under the Data Security Law, data processing activities must be carried out in accordance with the laws and regulations of the Chinese mainland, and data processors must establish and continually improve data security management covering all of their processes, organize and carry out data security education and training, and take corresponding technical measures and other measures necessary to guarantee data security. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security are subject to national security review. Furthermore, processors of important data must carry out regular risk assessments of their data processing activities and submit risk assessment reports to the competent authorities. Organizations and individuals who engage in data processing activities that violate the Data Security Law may be subject to civil, administrative, or criminal penalties, depending on the circumstances.

On November 14, 2021, the CAOC issued for public comment the Draft Data Security Regulations, which provide specific requirements with respect to the protection of personal data, maintenance of the safety of significant data, and obligations of internet platform operators in connection with processing Internet data. For example, data processors must delete or anonymize personal information within fifteen business days if (i) the purpose for processing the personal information has been achieved or the personal information is no longer needed; (ii) the period for the storage of information agreed to by the processors and the users or specified in the processors’ personal information processing standards has expired; (iii) the service has been terminated or the account has been cancelled by the individual; or (iv) personal information was collected unnecessarily or without the consent of the individual, through unavoidable methods such as the processors’ use of automatic data collection technology. For the processing of significant data, among other specific requirements under the Draft Data Security Regulations, data processors must specify the persons who will be in charge of and responsible for data safety, establish a data safety management department and make related informational filings with the competent office of the CAOC within fifteen business days after important data are identified by the data processors. The Internet platform operators are also required to solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or make any amendments that may have a significant impact on users’ rights and interests. In addition, the Draft Data Security Regulations define large Internet platforms as the Internet platform operators that have more than 50 million users, process a large amount of personal information and important data, and have strong social mobilization capabilities and a dominant market position. Under the Draft Data Security Regulations, large Internet platforms are obliged to, among other things, entrust a third party to conduct an annual audit of the platform’s data security, implementation of the platform’s rules and commitments, protection of personal information, and the development and utilization of data and to disclose such audit results. As of the date of this annual report, this draft has not been formally adopted.

On July 7, 2022, the CAOC promulgated the Measures on Security Assessment of Cross-border Data Transfers (the “Data Security Assessment Measures”), which became effective on September 1, 2022 and provide that data processors are required to pass a security assessment and review by the CAOC and its designated local branches before making any of the cross-border transfers of data out of the Chinese mainland specified in the Data Security Assessment Measures, including transfers of critical data by data processors, transfers of personal information by CIIOs or by data processors that process personal information of over one million individuals, transfers of personal information by data processors that have in the preceding year exported personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals, or such other cross-border transfers as may be identified by the CAOC from time to time as requiring a security assessment and review.

On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Fields of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The regulation requires that data processors in certain industries must take appropriate measures to regularly review, manage, identify and categorize their industry data in general, and their critical and core industry data in particular, and timely file the catalog of their critical and core industry data with the relevant industry regulators.

In addition, the State Security Bureau has issued regulations authorizing the blocking of access to any site it deems to be leaking State secrets or failing to comply with laws and regulations regarding the protection of State secrets in the distribution of information online. Specifically, Chinese mainland-based Internet companies with message boards, chat rooms or similar services, such as Sohu does through VIEs, must apply for approval of the State Secrets Bureau prior to operating such services.

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

On December 31, 2021, the CAOC, MIIT, MPS and SAMR jointly issued the Administrative Provisions on Algorithm Recommendations by Internet Information Services (the “Algorithm Recommendation Provisions”), which took effect on March 1, 2022. The Algorithm Recommendation Provisions provide that providers of algorithm recommendation services are not allowed to use algorithms to create fake registered user accounts, block information, or give excessive recommendations. In addition, providers of algorithm recommendation services that have the potential to influence public opinions or provoke social movement must conduct security self-assessments and enter certain information, such as the names of the service providers, the types of algorithms, and the algorithm self-assessment reports in a nationwide online system within 10 days after they start providing algorithm recommendation services. Under the Algorithm Recommendation Provisions, providers of algorithm recommendation services are required to clearly disclose to users the basic principles, purposes and primary operating mechanisms of the algorithm recommendation services. Providers of algorithm recommendation services must also provide their users with options that are not based on the users’ preferences or habits, and must cease providing the relevant algorithmic recommendation services when users choose to terminate them.

Internet Content and Anti-Pornography

A number of regulatory authorities in the Chinese mainland, including the MIIT, the MCT, the SAPPRFT and the MPS, have promulgated measures relating to Internet content. These measures specifically prohibit certain Internet activities, including the operation of online games, which result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or cultural traditions, or compromise State security or secrets. If an ICP license holder violates these measures, the relevant regulatory authority in the Chinese mainland may revoke its ICP license and shut down its Websites.

In addition, regulatory authorities in the Chinese mainland have issued several regulations concerning the installation of filter software to filter out unhealthy and vulgar content from the Internet. In April 1, 2009, the MOE, the MIIT and certain other ministries and agencies in the Chinese mainland issued a notice requiring that, by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools be able to include and operate Green Dam-Youth Escort, which is software aimed at filtering out unhealthy and vulgar content in text and graphics from the Internet and which, according to the Website for the software, may be used to control time spent on the Internet, prohibit access to computer games, and filter out unhealthy Websites. The MIIT further expanded the scope of required use of this filter software by issuing a notice on May 19, 2009 requiring that, effective as of July 1, 2009, all computers manufactured and sold in the Chinese mainland have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factory and that all imported computers have the latest available version of Green Dam-Youth Escort preinstalled before being sold in the Chinese mainland. Green-Dam Youth Escort is to be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and is also to be included in the backup partition and system restore CD. However, on June 30, 2009, the MIIT postponed the implementation of this requirement regarding pre-installation of Green Dam-Youth Escort.

On December 4, 2009, the MIIT and three other regulatory authorities in the Chinese mainland jointly issued the Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media (“Anti-Pornography Notice”), to crack down on online pornography. Pursuant to the Anti-Pornography Notice, rewards of up to RMB10,000 will be provided to Internet users who report Websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. During a Chinese mainland anti-pornography campaign conducted in 2014, many Websites (including mobile Websites) that contained pornography were closed down. In addition, China Mobile announced a temporary suspension of billing for Wireless Application Protocol (“WAP”) services, as a means of fighting against Websites providing pornographic content.

On April 13, 2014, the National Working Group on Anti-Pornography and three other regulatory authorities in the Chinese mainland jointly issued the Proclamation of Special Action Regarding Crackdown on Online Pornographic Content (the “Anti-Pornography Proclamation”). Under the Anti-Pornography Proclamation, Internet service providers must immediately remove texts, images, video, advertisements and other information that contain pornographic content. The relevant regulatory authority in the Chinese mainland may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. Moreover, an enterprise or individual who provides telecom operation services, network access services, advertising services or payment services to facilitate dissemination of pornographic content may have criminal or civil penalties imposed under the Criminal Law and other relevant laws and regulations.

Laws and Regulations Related to Unfair Competition

Pursuant to the Unfair Competition Law of the People’s Republic of China (the “Unfair Competition Law”), adopted by the Standing Committee of the National People’s Congress on November 4, 2017 and effective on April 23, 2019, a business operator is prohibited from taking any of the following actions:

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

The Unfair Competition Law forbids business operators to pay bribes in order to gain an opportunity or competitive advantage in a business transaction or to misappropriate the trade secrets of another. “Trade secrets,” as defined in the Unfair Competition Law, refers to technical information, operating information, and other commercial information with commercial value that has not been released to the public, and is subject to appropriate measures to protect its confidentiality. On September 10, 2020, the Supreme People’s Court promulgated the Regulations on Several Issues Concerning the Application of Law in the Trial of Civil Cases of Infringement of Trade Secrets, which clarify the definition of trade secrets under the Unfair Competition Law, and provides guidance concerning, among other matters, confidentiality obligations, determination of infringement, and civil liabilities.

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

In addition, the Supreme People’s Court promulgated an Interpretation of Several Issues Relating to the Application of Law in Civil Trials of Unfair Competition Cases, which became effective as of February 1, 2007 and was most recently amended on December 29, 2020. This interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators, and maintain orderly market competition.

Regulation of M&A and Overseas Listings

On August 8, 2006, the MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the SAMR, the CSRC, and the SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rule includes provisions that purport to require that an Offshore special purpose vehicle formed for purposes of the overseas listing of equity interests in Chinese mainland companies and controlled directly or indirectly by Chinese mainland companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, several authorities in the Chinese mainland jointly promulgated the Opinions on Strictly Combating Illegal Securities Activities in Accordance with the Law, which called for the enhanced administration and supervision of Chinese mainland-based companies listing outside the Chinese mainland, proposed to revise the relevant regulations governing the issuance and listing of shares outside the Chinese mainland by such companies, and clarified the related responsibilities of competent industry regulators and regulatory authorities in the Chinese mainland. The Overseas Listing Measures, which the CRSC adopted on February 17, 2023 and will take effect on March 31, 2023, will establish a new filing-based regime to regulate direct and indirect overseas offerings and listings by Chinese mainland domestic companies. Under the Overseas Listing Measures, an indirect overseas offering and listing by a Chinese mainland domestic company refers to an offering and listing in an Offshore market made by a Chinese mainland domestic company through and in the name of an Offshore issuer established by, and based on the equity interests, assets, earnings or other similar interests and rights of, a Chinese mainland domestic company which operates its primary businesses in the Chinese mainland. The Overseas Listing Measures require, among other things, that a Chinese mainland domestic company that is the issuer of a direct overseas offering and listing or one of the principal operating entities in the Chinese mainland designated by the Offshore issuer of an indirect overseas offering and listing, to (i) in the case of an initial public offering in an Offshore market, file with the CSRC within three business days after the submission of its offering and listing application in such Offshore market; (ii) in the case of a follow-on offering of its securities in the same Offshore market, submit a filing to the CSRC within three business days after the completion of such offering; (iii) in the case of a follow-on offering of its securities in another Offshore market, submit a filing to the CSRC within three business days after the submission of its offering application in such other Offshore market; and (iv) report to the CSRC any of the material events specified in the Overseas Listing Measures within three business days after the occurrence and public announcement of such event. Under the Overseas Listing Measures Notice issued by the CSRC on February 17, 2023, Chinese mainland domestic companies that had already listed in Offshore markets before March 31, 2023, the effective date of the Overseas Listing Measures are not required to immediately file retroactively with the CSRC for their initial public offerings and listings, but may be required to do so retroactively in the future, and will be required to file with the CSRC with respect to any follow-on offerings of their securities and other specified future events and activities.

The 2021 Restricted List issued by the NDRC and MOFCOM on December 27, 2021 stipulates that any domestic enterprise engaging in any of the prohibited fields specified in the 2021 Restricted List must obtain the consent of the relevant regulatory authorities in the Chinese mainland if it wishes to conduct securities offerings and listings outside of the Chinese mainland, overseas investors are not permitted to participate in the operation and management of the domestic enterprise, and overseas investors’ shareholding percentage in the domestic enterprise will be subject to relevant provisions with respect to the administration of domestic securities investment by overseas investors.

On February 24, 2023, the CSRC published the Archives Rules, which will take effect on March 31, 2023. The Archives Rules apply to indirect Offshore offerings and listings by Chinese mainland domestic companies. The Archive Rules require a Chinese mainland domestic company to obtain approval from, and/or comply with filing or other regulatory requirements of, relevant authorities in the Chinese mainland before providing or publicly disclosing to investment bankers or other securities and investment services providers or to Offshore regulators (i) any information or materials that contain state secrets or work secrets of any regulatory authorities in the Chinese mainland or (ii) any other information or materials leakage of which could have an adverse impact on national security or public interests. The Archives Rules require Chinese mainland domestic companies, as well as investment bankers and other securities and investment services providers providing relevant services, to abide by applicable laws and regulations of the Chinese mainland, maintain a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives management obligations. The Archives Rules also require that working papers and other files created in the Chinese mainland by relevant service providers in connection with Offshore offerings and listings by Chinese mainland domestic companies be stored in the Chinese mainland and not be transferred overseas without the approval of the relevant authorities in the Chinese mainland. The Archives Rules also stipulate that if Offshore securities regulators or relevant competent authorities request to investigate or inspect Chinese mainland domestic companies that have been listed or have offered securities, directly or indirectly, in an Offshore market or securities companies or securities service providers in the Chinese mainland that undertake relevant business for such Chinese mainland domestic companies, such investigation and inspection must be conducted in accordance with a cross-border regulatory cooperation mechanism and, before cooperating on such investigation and inspection with, or for the purpose of cooperating on such investigation and inspection providing documents and other materials to, such Offshore securities regulators or other Offshore authorities, such domestic companies, securities companies or securities service providers must obtain approval from the CSRC or other competent authorities in the Chinese mainland regarding such investigation and inspection.

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese mainland domestic companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese mainland domestic enterprise.

In February 2011, the General Office of the State Council promulgated Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the MOFCOM Security Review Rules, to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions.

On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange to Further the Facilitation of Cross-border Trade and Investment, which cancelled restrictions on the use by foreign-invested companies that are not investment companies of their capital funds for equity investments.

The Security Review Measures, promulgated by the NDRC and MOFCOM on December 19, 2020, stipulate that where a foreign investor acquires the equity or assets of a domestic enterprise by means of merger or acquisition, or invests in the Chinese mainland by other means, which affects or may affect national security, such merger, acquisition, or investment will be subject to a security review by relevant regulatory authorities in the Chinese mainland. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Requirements for Establishment of WFOEs” regarding the other provisions of the Security Review Measures.

Laws and Regulations Related to Antitrust

On August 30, 2007, the Standing Committee of the National People’s Congress of the People’s Republic of China adopted the Anti-Monopoly Law, which took effect on August 1, 2008 and was amended on June 24, 2022. Pursuant to the Anti-Monopoly Law, monopolistic conduct, including entering into monopolistic agreements, abuses of dominant market position, and Concentrations of Undertakings that have the effect of eliminating or restricting competition, is prohibited and business operators must not use data, algorithms, technologies, capital advantages and/or platform rules to conduct any monopolistic activities that are prohibited by the Anti-Monopoly Law. To further implement the Antitrust Law and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018; the Regulations on the Prohibition of Monopolistic Agreements, which were issued by the SAMR on March 10, 2023 and will take effect on April 15, 2023 to replace the Interim Regulations on the Prohibition of Monopolistic Agreements issued by the SAMR on June 26, 2019 and amended on March 24, 2022; the Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position, which were issued by the SAMR on March 10, 2023 and will take effect on April 15, 2023 to replace the Interim Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAMR on June 26, 2019 and amended on March 24, 2022; the Declaration Rules for Concentrations of Undertakings issued by the MOFCOM on January 5, 2009, amended on June 6, 2014, and re-issued by the SAMR on September 29, 2018; and the Provisions on Reviewing Concentration of Undertakings, which were issued by the SAMR on March 10, 2023 and will take effect on April 15, 2023 to replace the Interim Provisions on Reviewing Concentration of Undertakings issued by the SAMR on October 23, 2020 and amended on March 24, 2022.

Taken together these various laws and regulations provide for the following:

Monopolistic Agreement: Competing business operators may not enter into monopolistic agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, unless such agreements satisfy the exemptions under the Antitrust Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized enterprises. Sanctions for violations include an order to cease the relevant activities, confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or up to RMB5.0 million (or approximately $0.7 million) if no sale revenue was generated in the previous year, or RMB3.0 million (or approximately $0.4 million) if the transactions contemplated by monopolistic agreement have not been carried out).

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

Concentration of Undertakings: pursuant to the Anti-Monopoly Law, where a Concentration of Undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be lodged in advance with the antitrust authority under the State Council. If a business operator fails to make a required declaration with, or if a properly made declaration has not been approved by, the relevant antitrust authority, the Concentration of Undertakings may not be effected. “Concentration of Undertakings” refers to (i) a merger of enterprises; (ii) acquiring control over other enterprises by an enterprise through acquiring equities or assets; or (iii) acquiring control over, or the possibility of exercising decisive influence on, an enterprise by contract or by any other means. Under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, the thresholds for prior notification of Concentration of Undertakings are the following:

•

the combined worldwide turnover of all of the subject enterprises in the preceding financial year is more than RMB10.00 billion (or approximately $1.49 billion), and the nationwide turnover within the Chinese mainland of each of at least two of the subject enterprises in the preceding financial year is more than RMB400.0 million (or approximately $59.5 million); or

•

the combined nationwide turnover within the Chinese mainland of all the subject enterprises in the preceding financial year is more than RMB2.00 billion (or approximately $297.7 million), and the nationwide turnover within the Chinese mainland of each of at least two of the subject enterprises in the preceding financial year is more than RMB400.0 million (or approximately $59.5 million).

In addition, where a Concentration of Undertakings does not reach the threshold specified by the State Council, the competent antitrust authority under the State Council may nevertheless require a declaration to be made if the Concentration of Undertakings is proved to have or may have the effect of eliminating or restricting competition.

If business operators fail to comply with these mandatory declaration provisions and the concentration has or may have the effect of eliminating or restricting competition, the antitrust authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses and impose fines of no more than 10% of sales revenue from the previous year; if the concentration has no effect of eliminating or restricting competition, the antitrust authority may impose fines of up to RMB5.0 million (or approximately $0.7 million).

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

Regulation of Foreign Currency Exchange and Dividend Distribution

The principal regulations governing foreign currency exchange in the Chinese mainland are the Foreign Exchange Administration Regulations of the People’s Republic of China (the “FX Regulations”), which were last amended in October 2014. Under the FX Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the Chinese mainland, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a Chinese mainland-based subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in the Chinese mainland. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, FIEs may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant regulatory authorities in the Chinese mainland.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles (“Circular 37”) which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“Circular 75”). Circular 37 requires residents of the Chinese mainland, including institutions and individuals of the Chinese mainland, to register with the local SAFE branch in connection with their direct establishment or indirect control of an Offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or Offshore assets or interests. Residents of the Chinese mainland must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by individuals of the Chinese mainland, share transfer or exchange, merger, division or other material event. Under these regulations, Chinese mainland residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese mainland entity, including the payment of dividends and other distributions to its Offshore parent, as well as restrictions on capital inflows from the Offshore entity to the Chinese mainland entity, including restrictions on the ability to contribute additional capital to the Chinese mainland entity. Further, failure to comply with the various SAFE registration requirements could result in liability under Chinese mainland law for evasion of foreign exchange regulations.

Under Circular 37, if a non-listed special purpose vehicle uses its own equity to grant equity incentives to any directors, supervisors, senior management or any other employees directly employed by a domestic enterprise which is directly or indirectly controlled by such special purpose vehicle, or with which such an employee has established an employment relationship, related residents and individuals of the Chinese mainland may, prior to exercising their rights, apply to the SAFE for foreign exchange registration formalities for such special purpose vehicle. However, in practice, different local SAFE branches may have different views and procedures on the interpretation and implementation of the SAFE regulations, and since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentives granted to residents of the Chinese mainland, there remains uncertainty with respect to its implementation.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and related Implementation Rules were issued by the SAFE on January 5, 2007 and amended on May 29, 2016. Both became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by individuals of the Chinese mainland may be conducted only with approval from the SAFE or its authorized branch. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (“Offshore Share Incentives Rules”), which was issued by the SAFE on February 15, 2012, citizens of the Chinese mainland who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. In November 2011, the SAFE approved our application to designate our Chinese mainland subsidiary Sohu Media to handle the registrations and other procedures required by the Offshore Share Incentives Rules. In February 2012, the SAFE approved Changyou’s application to designate its Chinese mainland subsidiary AmazGame to handle the registrations and other procedures required by the Offshore Share Incentive Rules. If we, Changyou or the Chinese mainland-citizen employees of Changyou and us who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we, Changyou and/or such employees may be subject to fines and other legal sanctions.

The SAFE promulgated Circular 19 and Circular 16, effective June 1, 2015 and June 9, 2016, to replace previous regulations limiting an FIE’s use of its RMB-settled registered capital. Circular 19 and Circular 16 provide, among other restrictions, that an FIE may use its RMB funds converted from foreign currencies through capital contributions by or loans from its overseas investor(s) only for purposes within the FIE’s approved business scope, and that violations of the regulations can result in severe penalties, including large fines. These regulations may limit our ability to transfer and use our overseas funds through capital contributions or loans to our Chinese mainland subsidiaries and the VIEs to invest in or acquire other businesses.

The principal laws and regulations governing distribution of dividends of foreign holding companies were the Foreign Investment Enterprise Law (1986), which was amended in October 2000 and October 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), which were amended in February 2014. This law and the related regulations were replaced by the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, respectively, which both became effective on January 1, 2020. Under the new laws and regulations, requirements for the distribution of dividends of newly-established FIEs will be consistent with those that apply to domestic companies, which are included in the Company Law of the People’s Republic of China (the “Company Law”). Under the Company Law, newly-established FIEs are required to set aside 10% of their after-tax profits each year to fund statutory common reserves until such reserves equal 50% of the amount of registered capital.

Furthermore, under the Corporate Income Tax Law of the People’s Republic of China (the “CIT Law”), which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, the maximum rate for withholding tax imposed on dividend payments from Chinese mainland foreign-invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the CIT Law issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between Chinese mainland and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by tax authorities in the Chinese mainland are satisfied.

Laws and Regulations Related to Employment and Labor Protection

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law, which became effective as of January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the Labor Contract Law, employment contracts lawfully concluded prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation shall continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after its implementation.

On September 18, 2008, the State Council promulgated the Implementing Regulations for the Labor Contract Law which came into effect immediately. These regulations interpret and supplement the provisions of the Labor Contract Law.

We have modified our standard employment contract to comply with the requirements of the Labor Contract Law and its implementing regulations. We have entered into written employment contracts with all of our employees.

Conclusion

In the opinion of Haiwen, our principal Chinese mainland-based subsidiaries and the principal VIEs are approved to engage in the specific online services (categorized and addressed in the above sections) as described in the respective scopes indicated in the corresponding licenses and/or permits issued to the respective companies.

ORGANIZATIONAL STRUCTURE

The charts below present the principal consolidated entities of Sohu.com Limited, including our consolidated Changyou entities as of the date of this annual report. Certain intermediate holding companies that are not significant to the Sohu Group have been eliminated.

Principal Subsidiaries

The following are our principal subsidiaries:

•	Sohu.com (Hong Kong) Ltd., or Sohu HK, established in 2000;

•	Beijing Sohu New Era Information Technology Co., Ltd., or Sohu Era, established in 2003;

•	Sohu.com (Search) Limited, or Sohu Search, established in 2005;

•	Beijing Sohu New Media Information Technology Co., Ltd., or Sohu Media, established in 2006;

•	Changyou.com Limited, or Changyou, established in 2007;

•	Changyou.com (HK) Limited, or Changyou HK, established in 2007;

•	Beijing AmazGame Age Internet Technology Group Co., Ltd., or AmazGame, established in 2007;

•	Sohu.com (Game) Limited, or Sohu Game, established in 2008;

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, established in 2009;

•	Changyou.com Korea LLC, or Changyou Korea, established in 2010;

•	Beijing Sohu New Momentum Information Technology Co., Ltd., or Sohu New Momentum, established in 2010;

•	Fox Information Technology (Tianjin) Limited, or Video Tianjin, established in 2011;

•	Sohu Focus Limited, or Sohu Focus, established in 2013;

•	Sohu Focus (HK) Limited, or Focus HK, established in 2013; and

•	Beijing Changyou Chuangxiang Software Technology Co., Ltd., or Changyou Chuangxiang, established in 2016.

Principal Variable Interest Entities

As of the date of this annual report, the following are the principal VIEs in the Chinese mainland that we established, or the contracts with which we succeeded to, to perform value-added telecommunications services, online games, Internet publishing, online news information services, online audiovisual transmission, and certain other business activities in the Chinese mainland, because of the Chinese mainland’s legal restrictions on direct foreign investment in and operation of value-added telecommunications businesses, which restrictions are discussed in “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies.” We entered into contractual arrangements between the VIEs and our Chinese mainland subsidiaries that govern a substantial portion of our operations, including those of the brand advertising business, the online game business and the others business. These entities are consolidated in Sohu’s consolidated financial statements, and noncontrolling interest is recognized when applicable. For a discussion of risks related to our VIE arrangements, please see Item 3. Key Information - Risk Factors - Risks Related to Our Corporate Structure “- We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business, these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses, and the contracts may be difficult to enforce” and “- A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.”

•

Beijing Century High-Tech Investment Co., Ltd., or High Century, incorporated in 2001. Dr. Charles Zhang, our Chairman of the Board and Chief Executive Officer, and Wei Li, one of our employees, hold 80% and 20% interests, respectively, in this entity;

•	Beijing Heng Da Yi Tong Information Technology Co., Ltd., or Heng Da Yi Tong, incorporated in 2002. Dr. Charles Zhang and Wei Li hold 80% and 20% interests, respectively, in this entity;

•	Beijing Sohu Internet Information Service Co., Ltd., or Sohu Internet, incorporated in 2003. High Century holds a 100% interest in this entity;

•	Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, incorporated in 2007. High Century holds a 100% interest in this entity;

•	Beijing Sohu Donglin Advertising Co., Ltd., or Donglin, incorporated in 2010. Sohu Internet holds a 100% interest in this entity;

•

Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, incorporated in 2010. Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) holds a 100% interest in Guanyou Gamespace. Dewen Chen and Yaobin Wang, two of our employees, hold 50% and 50% interests, respectively, in Changyou Star;

•	Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, which we began consolidating in 2010. Gamease holds a 100% interest in this entity;

•

Tianjin Jinhu Culture Development Co., Ltd, or Tianjin Jinhu, incorporated in 2011. On December 12, 2022, the two individuals who were nominee shareholders of Tianjin Jinhu, both of whom are our employees, transferred all of their equity interests in Tianjin Jinhu to High Century; all previous VIE contractual arrangements between Video Tianjin and Tianjin Jinhu and the two nominee shareholders were terminated; and High Century became Tianjin Jinhu’s direct 100% parent. As of the date of this annual report, High Century continues to hold a 100% interest in this entity;

•	Beijing Focus Interactive Information Service Co., Ltd., or Focus Interactive, incorporated in 2014. Heng Da Yi Tong holds a 100% interest in this entity; and

•	Guangzhou Qianjun Network Technology Co., Ltd, or Guangzhou Qianjun, which we began consolidating in 2014. Tianjin Jinhu holds a 100% interest in this entity.

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

OVERVIEW

We are a leading Chinese online media, video, and game business group providing comprehensive online products and services on PCs and mobile devices in the Chinese mainland. Our businesses are conducted by the Sohu Group, which consists of Sohu and Changyou. Sohu is a leading Chinese language online media content and services provider. Changyou is a leading online game developer and operator in the Chinese mainland.

Through the operation of Sohu and Changyou, we generate brand advertising revenues, online games revenues and other revenues. Brand advertising and online games are our core businesses. Most of our operations are conducted through our Chinese mainland-based subsidiaries and the VIEs that we consolidate under U.S. GAAP (ASC 810).

Between our entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou, which generated search and search related advertising revenues, met the criteria for discontinued operations. Accordingly, the results of Sogou’s operations were excluded from continuing operations in our consolidated financial statements and are presented in separate line items as discontinued operations. We ceased consolidating Sogou in our consolidated financial statements after September 23, 2021. Retrospective adjustments to our historical financial statements have been made in order to provide a consistent basis of comparison. See “Item 4. Information on the Company - History and Development of the Company.”

For the year ended December 31, 2022, our total revenues were approximately $733.9 million, representing a decrease of 12% compared to 2021, and our gross margin decreased from 76% to 74%. Our brand advertising business generated revenues of $103.2 million, with a 24% annual decrease, representing 14% of total revenues. Our online game business generated revenues of $585.4 million, with an 8% annual decrease, representing 80% of total revenues. In 2022, our net loss from continuing operations was $17.3 million, compared to net income from continuing operations of $69.3 million in 2021. Diluted net loss from continuing operations per share attributable to Sohu.com Limited was $0.50 in 2022, compared to diluted net income from continuing operations per share attributable to Sohu.com Limited of $1.75 in 2021.

Factors and Trends Affecting our Business

The range of mobile Internet services continues to expand, reflecting a continual shift in user activity from PCs to mobile devices and an increase in the number of Internet users. At Sohu, we have focused our efforts on developing a portfolio of mobile products across our business lines.

For Sohu Media portal and Sohu Video, we have continued to refine our flagship Apps and enhance user experience by introducing premium content and innovative features to meet user demand and upgrading our technology and algorithms. We have continued to integrate various social functions into our products to help users build and discover their social communities and easily interact with others. We have worked closely with professional media organizations and other content providers for high quality content while continuing to concentrate on our self-developed video content with a focus on original dramas and reality shows, as well as the generation and social distribution of short-form video content. Meanwhile, we have launched a series of science related live broadcastings, including the highly regarded IPs, and attracted hundreds of leading professional broadcasters in a variety of fields to our platform, which have reinforced our reputation as a credible, leading science and knowledge-based live broadcasting platform. To attract and retain users, we have incurred expenditures for content and user acquisition, as well as for promotion of our products and services. We may increase such expenditures in the future. We have also continued to explore new application scenarios using our advanced live broadcasting technology, and host innovative marketing events, both online and offline, which have not only generated a large amount of premium content but also attracted considerable attention and interest from users and advertisers through our online platforms, which has further strengthened our brand influence across the market and consolidated our position as a mainstream media platform.

For Changyou’s online game business, both PC game and mobile game revenues experienced natural decline during 2022. During the year, Changyou adhered to its “Top Games” strategy, prioritized the feedback of target users for the development processes of new games, and continued to optimize and revitalize its old games. Going forward, Changyou plans to continue to enhance its capabilities in game design, game technology, and graphic quality; and attempt more joint development with third-party developers, which it believes will help improve development efficiencies, as well as to further invest in talent acquisition and development. While maintaining its core competitiveness in MMORPGs, Changyou is also expanding its game portfolio with additional types of card-based RPGs, casual games and strategy games. For the three months ended December 31, 2022, the PC games and mobile games that Changyou operates had approximately 4.1 million total average monthly active accounts and approximately 1.3 million total active paying accounts.

The worldwide COVID-19 pandemic has had, and may continue to have, a negative impact on the Chinese economy and, in particular, on advertiser spending in the Chinese mainland market in which we operate, which in turn has had, and may continue to have, an adverse impact on our future business and results of operations.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 - Summary of Significant Accounting Policies”. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Goodwill Impairment Assessment for the Brand Advertising Reporting Unit

Nature of estimate: The Sohu segment has only one reporting unit, which is the brand advertising reporting unit. The goodwill balance associated with the Sohu brand advertising reporting unit was $37.2 million as of December 31, 2022.

We conduct an annual impairment test as of October 1 of each year, or more frequently if events or circumstances indicate an impairment may exist. We conduct impairment tests by quantitatively comparing the fair value of the reporting unit to its carrying amount.

Assumptions: The brand advertising reporting unit estimated the fair values by using the income approach and the market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, discount rates, and requires us to make certain assumptions and estimates regarding future profitability of the business. The market approach considers earnings multipliers based on market data of comparable companies engaged in similar business. The goodwill impairment assessment is sensitive to our estimates in these factors. When one of our assumptions relating to these factors decreased/increased by 5% while holding all other assumptions constant, the result of the goodwill impairment assessment would not be impacted and the fair value of the reporting unit would still be above its carrying value.

Based on the annual impairment test conducted as of October 1, 2022, the fair value of the reporting unit exceeded the carrying value, indicating that the goodwill was not impaired. Our estimate of the key assumptions did not change significantly throughout the periods presented.

See Note 2 - “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding goodwill.

For the goodwill impairment assessment of the Changyou online game reporting unit, Changyou performed a qualitative assessment and concluded that the fair value of its reporting unit exceeded the carrying value. No critical accounting estimates were applied for Changyou’s impairment assessment.

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

RESULTS OF OPERATIONS

Unless indicated otherwise, results of operations data for all periods presented relate to our continuing operations only, and exclude results from Sogou’s businesses, as a result of the fact that in September 2021 we sold all of the Sogou ordinary shares owned by us to Tencent. The historical results of Sogou’s business are reported as “discontinued operations.”

Revenues

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2020		2021		2022		2021 VS 2020		2022 VS 2021
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Revenues:
Brand advertising	$146,526	20%	$134,967	16%	$103,233	14%	$(11,559)	(8)%	$(31,734)	(24)%
Online games	536,684	72%	638,225	76%	585,424	80%	101,541	19%	(52,801)	(8)%
Others	66,680	8%	62,384	8%	45,215	6%	(4,296)	(6)%	(17,169)	(28)%

Total revenues	$749,890	100%	$835,576	100%	$733,872	100%	$85,686	11%	$(101,704)	(12)%

Brand Advertising Revenues

Brand advertising revenues were $103.2 million for 2022, compared to $135.0 million and $146.5 million, respectively, for 2021 and 2020. The year-on-year reduction in brand advertising revenues resulted mainly from reductions in the revenues of Sohu Media Portal and Sohu Video.

Sohu

•	Sohu Media Portal

Revenues from Sohu Media Portal were $60.8 million for 2022, compared to $75.4 million and $86.3 million, respectively, for 2021 and 2020. In 2022, due to the challenges of the macroeconomic environment in the Chinese mainland and the adverse impact of the COVID-19 pandemic, many advertisers shrank their total advertising budgets and shifted to sales-driven promotions. The number of advertisers for Sohu Media Portal was 796, 1,117 and 1,947, respectively, for 2022, 2021 and 2020. The average amount spent per advertiser was approximately $76,000, $68,000 and $44,000, respectively, for 2022, 2021 and 2020.

•	Sohu Video

Revenues from Sohu Video were $19.6 million for 2022, compared to $26.8 million and $25.3 million, respectively, for 2021 and 2020. The number of advertisers for Sohu Video was 81, 77 and 106, respectively, for 2022, 2021 and 2020. The average amount spent per advertiser was approximately $242,000, $348,000 and $239,000, respectively, for 2022, 2021 and 2020.

•	Focus

Revenues from Focus were $16.0 million for 2022, compared to $22.0 million and $23.3 million, respectively, for 2021 and 2020. Revenues generated from the Fixed Price model were $15.0 million for 2022, compared to $20.4 million and $20.1 million, respectively, for 2021 and 2020. The number of advertisers under the Fixed Price model was 823, 1,038 and 1,150, respectively, for 2022, 2021 and 2020. The average amount spent per advertiser was approximately $18,000, $20,000 and $17,000, respectively, for 2022, 2021 and 2020.

Changyou

•	17173.com Website

Revenues from the 17173.com Website were $6.9 million for 2022, compared to $10.8 million and $11.6 million, respectively, for 2021 and 2020. The number of advertisers on the 17173.com Website was 67, 76 and 108, respectively, for 2022, 2021 and 2020. The average amount spent per advertiser was approximately $103,000, $142,000 and $107,000, respectively, for 2022, 2021 and 2020.

Other information

Sales to our five largest advertising agencies and advertisers comprised approximately 34% of total brand advertising revenues for 2022, compared to 29% and 27%, respectively, for 2021 and 2020. As of December 31, 2022, 2021 and 2020, we recorded $2.8 million, $4.5 million and $5.6 million, respectively, of receipts in advance from advertisers. As of December 31, 2022, we had obligations to provide, and advertisers had obligations to purchase, advertising services under existing contracts in the amount of $2.4 million that are required to be provided during the year ending December 31, 2023.

Online Game Revenues

Revenues from the online game business were $585.4 million for 2022, compared to $638.2 million and $536.7 million, respectively, for 2021 and 2020.

PC games and Mobile Games

Revenues from PC games were $425.7 million for 2022, compared to $469.3 million and $353.7 million, respectively, for 2021 and 2020, representing 73%, 74% and 66%, respectively, of Changyou’s online game revenues for the corresponding years. The dominant PC game operated by Changyou is TLBB. In 2022, TLBB PC generated revenues of $378.5 million, accounting for approximately 65% of Changyou’s online game revenues, approximately 64% of Changyou’s total revenues and approximately 52% of the Sohu Group’s total revenues. The year-on-year decrease in PC game revenues for 2022 was mainly due to a natural decline in TLBB PC.

Revenues from mobile games were $159.7 million for 2022, compared to $168.9 million and $183.0 million, respectively, for 2021 and 2020. The dominant mobile game operated by Changyou was Legacy TLBB Mobile. In 2022, the mobile game Legacy TLBB Mobile generated $72.6 million in revenues, accounting for approximately 12% of Changyou’s online game revenues, approximately 12% of Changyou’s total revenues, and approximately 10% of the Sohu Group’s total revenues. The year-on-year decrease in mobile game revenues for 2022 was $9.2 million, mainly due to a natural decline in older games.

The following table sets forth certain operating data for Changyou’s PC games and mobile games for the periods indicated:

Average Monthly Active Accounts (1)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2020	2.1	3.4	1.9	3.1	2.0	3.8	2.3	2.4
2021	2.3	2.0	2.1	1.9	2.0	4.6	2.0	2.5
2022	2.0	2.4	2.3	2.0	2.1	2.5	2.3	1.8

Quarterly Aggregate Active Paying Accounts (2)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2020	1.0	1.0	0.9	0.6	1.0	0.6	0.9	0.6
2021	0.9	0.5	0.9	0.5	1.0	1.0	0.9	0.5
2022	1.0	0.5	1.0	0.4	1.0	0.6	0.9	0.4

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given quarter refers to the number of accounts from which game points are used at least once during the quarter.

Other Revenues

Revenues from other services were $45.2 million for 2022, compared to $62.4 million and $66.7 million, respectively, for 2021 and 2020. The $17.2 million year-on-year decrease from 2021 to 2022 was mainly attributable to a $10.1 million decrease in revenue from Sohu’s paid subscription services, a $4.2 million decrease in Sohu’s interactive broadcasting services, and a $2.5 million decrease in Sohu’s revenue sharing from other platforms. The $4.3 million year-on-year decrease from 2020 to 2021 was mainly attributable to a $4.3 million decrease in revenue from Sohu’s sub-licensing of its purchased video content to third parties.

Costs and Expenses

Cost of Revenues

The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2020		2021		2022		2021 VS 2020		2022 VS 2021
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Cost of revenues:
Brand advertising	$105,604	49%	$99,522	49%	$86,642	45%	$(6,082)	(6)%	$(12,880)	(13)%
Online games	91,526	42%	87,616	43%	91,001	48%	(3,910)	(4)%	3,385	4%
Others	20,307	9%	17,533	8%	13,930	7%	(2,774)	(14)%	(3,603)	(21)%

Total cost of revenues	$217,437	100%	$204,671	100%	$191,573	100%	$(12,766)	(6)%	$(13,098)	(6)%

Cost of Brand Advertising Revenues

Cost of brand advertising revenues was $86.6 million for 2022, compared to $99.5 million and $105.6 million, respectively, for 2021 and 2020.

The year-on-year decrease for 2022 was $12.9 million, which mainly consisted of a $5.0 million decrease in content and license costs, a $2.6 million decrease in costs incurred for content marketing campaigns, a $2.2 million decrease in depreciation and amortization expenses, and a $1.8 million decrease in salary and benefits expenses.

The year-on-year decrease for 2021 was $6.1 million, which mainly consisted of a $7.3 million decrease in content and license costs and a $3.0 million decrease in bandwidth service costs, offset by a $5.3 million increase in salary and benefits expenses.

We recognized impairment losses for Sohu Video as content and license costs of $59,000, $14,000, and $1.5 million, respectively, in 2022, 2021 and 2020, as performance did not meet management’s expectations.

Our brand advertising gross margin was 16% for 2022, compared to 26% and 28%, respectively, for 2021 and 2020.

Cost of Online Game Revenues

Cost of online game revenues was $91.0 million for 2022, compared to $87.6 million and $91.5 million, respectively, for 2021 and 2020.

The year-on-year increase in cost of online game revenues for 2022 was $3.4 million. The increase included a $3.7 million increase in revenue-sharing payments to licensors, game developers, and platforms, and a $2.0 million increase in salary and benefits expenses, offset by a $1.4 million decrease in content and license costs, and a $0.5 million decrease in tax surcharges.

The year-on-year decrease in cost of online game revenues for 2021 was $3.9 million. The decrease included an $8.0 million decrease in revenue-sharing payments to licensors, game developers, and platforms, and a $3.0 million decrease in salary and benefits expenses, offset by a $4.2 million increase in content and license costs, a $1.9 million increase in bandwidth service costs, and a $0.8 million increase in tax surcharges.

Our online game gross margin was 84%, 86% and 83%, respectively, for 2022, 2021 and 2020.

Cost of Other Revenues

Cost of other revenues was $13.9 million for 2022, compared to $17.5 million and $20.3 million, respectively, for 2021 and 2020. The year-on-year decrease for 2022 was $3.6 million, which was mainly due to a $4.2 million decrease in revenue-sharing payments related to interactive broadcasting services, offset by a $0.6 million increase in revenue-sharing payments related to paid subscription services. The year-on-year decrease for 2021 was $2.8 million, which was mainly due to a $2.1 million decrease in content and license costs related to paid subscription services.

Operating Expenses

The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2020		2021		2022		2021 VS 2020		2022 VS 2021
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Operating expenses:
Product development	$241,941	53%	$268,863	50%	$260,772	48%	$26,922	11%	$(8,091)	(3)%
Sales and marketing	159,787	35%	182,690	34%	225,480	41%	22,903	14%	42,790	23%
General and administrative	57,354	12%	81,880	16%	56,920	11%	24,526	43%	(24,960)	(30)%

Total operating expenses	$459,082	100%	$533,433	100%	$543,172	100%	$74,351	16%	$9,739	2%

Product Development Expenses

Product development expenses were $260.8 million for 2022, compared to $268.9 million and $241.9 million, respectively, for 2021 and 2020.

The year-on-year decrease for 2022 was $8.1 million, representing a year-on-year decrease of 3%. The decrease mainly consisted of a $5.9 million decrease in salary and benefits expenses, a $3.1 million decrease in travel and entertainment expenses, a $2.1 million decrease in professional fees, and a $1.9 million decrease in share-based compensation expense, offset by a $5.5 million increase in content and license costs.

The year-on-year increase for 2021 was $27.0 million, representing a year-on-year increase of 11%. The increase mainly consisted of a $39.6 million increase in salary and benefits expenses, a $3.5 million increase in travel and entertainment expenses, and a $2.2 million increase in professional fees, offset by a $14.4 million decrease in content and license costs, and a $3.4 million decrease in share-based compensation expense.

Sales and Marketing Expenses

Sales and marketing expenses were $225.5 million for 2022, compared to $182.7 million and $159.8 million, respectively, for 2021 and 2020.

The year-on-year increase for 2022 was $42.8 million, representing a year-on-year increase of 23%. The increase mainly consisted of a $53.0 million increase in advertising and promotional expenses, offset by a $4.5 million decrease in salary and benefits expenses, a $2.3 million decrease in travel and entertainment expenses, a $1.8 million decrease in content and license costs, and a $0.9 million decrease in facility expenses.

The year-on-year increase for 2021 was $22.9 million, representing a year-on-year increase of 14%. The increase mainly consisted of a $13.8 million increase in advertising and promotional expenses, and an $8.6 million increase in salary and benefits expenses.

General and Administrative Expenses

General and administrative expenses were $56.9 million for 2022, compared to $81.9 million and $57.4 million, respectively, for 2021 and 2020.

The year-on-year decrease for 2022 was $25.0 million, representing a year-on-year decrease of 30%. The decrease mainly consisted of a $17.0 million decrease in salary and benefits expenses, a $7.3 million decrease in bad debt expenses, and a $1.6 million decrease in share-based compensation expense, offset by a $1.5 million increase in professional fees.

The year-on-year increase for 2021 was $24.5 million, representing a year-on-year increase of 43%. The increase mainly consisted of a $24.7 million increase in salary and benefits expenses and a $2.4 million increase in bad debt expenses, offset by a $1.7 million decrease in share-based compensation expense and a $1.6 million decrease in professional fees.

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2020, 2021 and 2022 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2020	2021	2022
Cost of revenues	$720	$277	$191
Product development expenses	7,325	3,904	2,026
Sales and marketing expenses	460	166	128
General and administrative expenses	5,975	4,231	2,594

	$14,480	$8,578	$4,939

Share-based compensation expense was recognized for share-based awards of Sohu (excluding Fox Video Limited (“Fox Video”)), Changyou, and Fox Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2020	2021	2022
For Sohu (excluding Fox Video) share-based awards	$2,633	$1,849	$677
For Changyou share-based awards	12,545	7,773	4,262
For Fox Video share-based awards	(698)	(1,044)	0

	$14,480	$8,578	$4,939

The negative amounts in the tables above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date.

There was no capitalized share-based compensation expense for the years ended December 31, 2020, 2021 and 2022.

Operating Profit/(Loss)

We had an operating loss of $0.9 million for 2022, compared to operating income of $97.5 million and $73.4 million, respectively, for 2021 for 2020.

Other Income/(Expense)

Other income was $17.6 million for 2022, compared to $29.4 million and $26.0 million, respectively, for 2021 and 2020.

Interest Income

Interest income was $17.3 million for 2022, compared to $15.6 million and $7.4 million, respectively, for 2021 and 2020.

Interest Expense

Interest expense was nil for 2022, compared to $7.5 million and $6.2 million, respectively, for 2021 and 2020.

Income Tax Expense

Income tax expense was $57.9 million for 2022, compared to $62.3 million and $133.2 million, respectively, for 2021 and 2020.

The difference in income tax expense for 2022 compared to 2021 resulted primarily from deferred tax expense of $3.8 million.

The difference in income tax expense for 2021 compared to 2020 resulted primarily from accrued regular income tax expense of $48.4 million.

Net Income/(Loss)

As a result of the foregoing, we had a net loss from continuing operations of $17.3 million for 2022, compared to net income of $69.3 million and a net loss of $36.5 million, respectively, for 2021 and 2020.

We had net income from discontinued operations of nil for 2022, compared to net income of $864.9 million, and a net loss of $91.8 million, respectively, for 2021 and 2020.

Net Income/(loss) Attributable to Noncontrolling Interest

Our net income from continuing operations attributable to noncontrolling interest was $2,000 for 2022, compared to a net loss attributable to noncontrolling interest of $3,000 for 2021, and net income attributable to noncontrolling interest of $18.4 million for 2020.

Our net income from discontinued operations attributable to noncontrolling interest was nil for 2022, compared to net income attributable to noncontrolling interest of $6.5 million for 2021, and a net loss attributable to noncontrolling interest of $60.7 million for 2020.

Net income/(Loss) attributable to Sohu.com Limited

As a result of the foregoing, we had a net loss from continuing operations of $17.3 million attributable to Sohu.com Limited for 2022, compared to net income of $69.3 million attributable to Sohu.com Limited and a net loss of $55.0 million attributable to Sohu.com Limited for 2021 and 2020, respectively.

We had net income from discontinued operations of nil attributable to Sohu.com Limited for 2022, compared to net income of $858.5 million attributable to Sohu.com Limited and a net loss of $31.1 million attributable to Sohu.com Limited for 2021 and 2020, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Resources Analysis

Liquidity Sources and Balances

Our principal sources of liquidity are cash and cash equivalents, short-term investments, long-term time deposits, and cash flows generated from our operations. Cash equivalents mainly consist of time deposits with original maturities of three months or less, notice deposits, and investments in money market funds. Short-term investments mainly consist of investments in financial instruments with a variable interest rate and time deposits with maturities of three months to one year. Long-term time deposits consist of time deposits with maturities over one year.

As of December 31, 2022, we had cash and cash equivalents of approximately $697.8 million, restricted cash of $3.6 million, short-term investments of $473.6 million, and long-term time deposits of $265.8 million. Of our cash and cash equivalents, $506.5 million was held in financial institutions inside the Chinese mainland and $191.3 million was held in financial institutions outside of the Chinese mainland. Of the cash and cash equivalents held in financial institutions inside the Chinese mainland, $21.7 million was held by VIEs and $484.8 million was held by our Chinese mainland-based subsidiaries.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs, commitments, capital expenditures, and investment activities for at least the next twelve months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

See “Item 3. Key Information - Risk Factors – Risks Related to the Chinese Mainland’s Regulatory Environment - Restrictions on currency exchange may limit our ability to use our revenues effectively,” “- Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Chinese mainland-based subsidiaries, including the Chinese mainland-based subsidiaries of our subsidiary Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our subsidiaries and the VIEs in the Chinese mainland are subject to restrictions imposed by Chinese mainland law on paying such dividends and making other payments,” and “- Dividends we receive from our operating subsidiaries located in the Chinese mainland are subject to Chinese mainland profit appropriation and withholding tax,” See also “Restrictions and Limitations on Cash Available to Sohu.com Limited.” below and Item 11 “Quantitative and Qualitative Disclosure About Market Risk - Foreign Currency Exchange Rate Risk.”

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	Year Ended December 31,
	2020	2021	2022
Net cash provided by continuing operating activities	$163,394	$113,610	$32,242
Net cash used in discontinued operating activities	(68,187)	(175,888)	0
Net cash provided by/(used in) operating activities	95,207	(62,278)	32,242
Net cash provided by/(used in) continuing investing activities	184,393	(537,419)	(232,789)
Net cash provided by discontinued investing activities	235,374	1,054,148	0
Net cash provided by/(used in) investing activities	419,767	516,729	(232,789)
Net cash provided by/(used in) continuing financing activities	101,795	(424,968)	(82,136)
Net cash used in discontinued financing activities	(8,209)	(9,132)	0
Net cash provided by/(used in) financing activities	93,586	(434,100)	(82,136)
Effect of exchange rate change on cash, cash equivalents and restricted cash	36,984	20,997	(16,773)

Net increase/(decrease) in cash, cash equivalents and restricted cash	645,544	41,348	(299,456)
Cash, cash equivalents and restricted cash at beginning of period	314,026	959,570	1,000,918

Cash, cash equivalents and restricted cash at end of period	$959,570	$1,000,918	$701,462

Less: Cash, cash equivalents and restricted cash of discontinued operations, end of year	310,203	0	0

Cash, cash equivalents and restricted cash of continuing operations, end of year	649,367	1,000,918	701,462

Net Cash Provided by/(Used in) Operating Activities

For 2022, $32.2 million net cash provided by continuing operation activities was primarily attributable to our net loss of $17.3 million, adjusted by (i) the add back of non-cash items consisting of $31.3 million of depreciation and amortization expenses, $12.0 million of impairment of a long-term investment, $6.2 million of investment income from equity investments, $4.9 million of share-based compensation expense, and $2.0 million of impairment of other intangible assets and other assets, (ii) offset by $10.3 million of change in fair value of financial instruments, and $0.3 million from disposal of fixed assets. The increase in cash from $3.7 million in working capital items is also included in operating cash flow.

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

Net Cash Provided by/(Used in) Investing Activities

For 2022, $232.8 million net cash used in continuing investing activities was primarily attributable to (i) $2.15 billion used in purchase of short-term investments, and $23.8 million used in purchase of fixed assets and intangible assets, offset by (ii) $1.94 billion in proceeds from bank investments and $6.3 million cash received from other investing activities.

For 2021, $537.4 million net cash used in continuing investing activities was primarily attributable to (i) $1.22 billion used in purchase of short-term investments, $42.2 million used in purchase of fixed assets and intangible assets, and $15.9 million used in the purchase of long-term investments, offset by (ii) $740.7 million in proceeds from bank investments and $2.5 million cash received from other investing activities.

For 2020, $184.4 million net cash provided by continuing investing activities was primarily attributable to (i) $1.42 billion in proceeds from short-term investments, and $1.2 million cash received from other investing activities, (ii) offset by $1.21 billion used in purchase of short-term investments, and $33.8 million used in purchase of fixed assets and intangible assets.

Net Cash Provided by/(Used in) Financing Activities

For 2022, $82.1 million net cash used in continuing financing activities was primarily attributable to $82.1 million used in repurchase of shares.

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

Restrictions and Limitations on Cash Available to Sohu.com Limited

To fund any cash requirements it may have, Sohu.com Limited may need to rely on dividends and other distributions on equity paid by our direct subsidiaries, which are all located outside of the Chinese mainland. Since substantially all of our operations are conducted through our indirect Chinese mainland-based subsidiaries and the VIEs that we consolidate under U.S. GAAP (ASC 810), all of Sohu.com Limited’s direct subsidiaries may need to rely on dividends, loans or advances made by our Chinese mainland-based subsidiaries and the VIEs in order to make dividends and other distributions to us.

The ability of Sohu.com Limited’s direct subsidiaries to receive dividends and distributions from our China mainland-based subsidiaries and the VIEs, and the amount of cash available for distribution to, and use by, Sohu.com Limited, are subject to certain restrictions and limitations related to Chinese mainland law and our subsidiary and VIE structure. We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Chinese Mainland Regulations Related to Profit Appropriation, Withholding Tax on Dividends and Foreign Currency Exchange

Regulations of the Chinese mainland currently permit payment of dividends of a Chinese mainland company only out of accumulated profits as determined in accordance with accounting standards and regulations in the Chinese mainland. Our Chinese mainland-based WFOEs are also required to set aside each year to their general reserves at least 10% of their after-tax profit based on Chinese mainland accounting standards, until the cumulative amount reaches 50% of their paid-in capital. These reserves may not be distributed as cash dividends, or as loans or advances. Our WFOEs may also allocate a portion of their after-tax profits, at the discretion of their Boards of Directors, to their staff welfare and bonus funds. Any amounts so allocated may not be distributed by Sohu.com Limited or Changyou.com Limited and, accordingly, would not be available for distribution to Sohu.com Limited.

The CIT Law imposes a 10% withholding income tax for dividends distributed by FIEs in the Chinese mainland to their immediate holding companies outside the Chinese mainland. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the Chinese mainland and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the Chinese mainland-HK Tax Arrangement if such holding company is considered a non-Chinese mainland resident enterprise and holds at least 25% of the equity interests in the Chinese mainland FIE distributing the dividends, subject to approval of the local tax authority in the Chinese mainland. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. As of December 31, 2022, we had accrued deferred tax liabilities in the amount of $239.0 million for withholding taxes associated with dividends paid by Changyou’s Chinese mainland-based WFOEs to Changyou’s Hong Kong subsidiary.

Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of the Chinese mainland, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Chinese Mainland Restrictions Related to the VIE Structure

A significant portion of our operations are conducted through VIEs, which generate a significant amount of our revenues. As of December 31, 2022, there were significant cash balances held by certain of the VIEs that we consolidate in our financial statements under U.S. GAAP (ASC 810). As the VIEs are not owned by our Chinese mainland-based subsidiaries or any of our subsidiaries outside of the Chinese mainland, they are not able to make dividend payments to those subsidiaries. Therefore, in order for Sohu.com Limited or our subsidiaries outside of the Chinese mainland to receive any dividends, loans, or advances from our Chinese mainland-based subsidiaries, in some cases we may need to rely on payments made by the VIEs to our Chinese mainland-based subsidiaries pursuant to service contracts between them. Depending on the nature of services provided by our Chinese mainland-based subsidiaries to the corresponding VIEs, certain of these payments will be subject to Chinese mainland taxes, such as VAT, which will effectively reduce the amount that our Chinese mainland-based subsidiaries receive from the corresponding VIEs. In addition, regulatory authorities in the Chinese mainland could impose restrictions on such payments or change the tax rates applicable to such payments.

Capital Expenditure

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $33.8 million, $42.2 million, and $23.8 million, respectively, for the years ended December 31, 2020, 2021 and 2022.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2022 (in thousands):

	2023	2024	2025	2026	2027	Thereafter	Total
Royalties and expenditures for licensed content of games	$10,279	5,600	2,513	0	0	0	18,392
Purchase of bandwidth	11,555	450	30	14	8	0	12,057
Purchase of content and services	8,963	329	74	0	0	0	9,366
Operating lease obligations	5,197	2,588	123	0	0	0	7,908
Others	292	18	3	0	0	0	313

Total Payments Required	$36,286	8,985	2,743	14	8	0	48,036

OTHER LONG-TERM LIABILITIES

We recorded long-term tax liabilities of $200.2 million, consisting primarily of a $7.5 million in interest on the unrecognized tax benefit related to the Toll Charge, and $192.7 million related to certain business transactions that took place in previous years and management determined may result in additional tax obligations under relevant tax rules.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The accounting standards that we adopted beginning January 1, 2022 did not have a significant impact on our consolidated financial statements.

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

Directors and Executive Officers	Age	Position
Charles Zhang	58	Chairman of the Board and Chief Executive Officer
Dewen Chen	47	Chief Executive Officer of Changyou
Joanna Lv	52	Chief Financial Officer
Charles Huang	53	Director
Zhonghan Deng(1) (2) (3)	55	Independent Director
Dave De Yang(1)	57	Independent Director
Dave Qi(1) (2) (3)	59	Independent Director
Shi Wang (3)	72	Independent Director

(1)	Member of the audit committee of our Board of Directors.
(2)	Member of the compensation committee of our Board of Directors.
(3)	Member of the nominating committee of our Board of Directors.

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

Dave De Yang has served as the Chief Financial Officer and a Partner of Dalton International, an investment firm based in Chicago, since 2017. From 2012 through 2016, Mr. Yang served as Chief Financial Officer for the North Asia region, including the Chinese mainland, Hong Kong, Taiwan, Japan, and Korea, of Reckitt Benckiser, a London-based company that is listed on the London Stock Exchange and is included in the FTSE 100 Index. Prior to joining Reckitt Benckiser, Mr. Yang worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to that role, he served as acting controller of McDonald’s India and Indonesia divisions and as a senior director of McDonald’s Corporation in the Asia Pacific, Middle East and Africa division, where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang was a member of the Board of Directors and of the Audit Committee of Changyou prior to the completion of the Changyou Merger. Mr. Yang has a Master of Business Administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

Dr. Dave Qi is a Professor of Accounting and the former Associate Dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding Director of the Executive MBA program. Before joining the Cheung Kong Graduate School of Business, Dr. Dave Qi was an Associate Professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Dave Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics. Dr. Dave Qi also serves as director of the following public companies: Bison Finance Group Limited (HK Stock Exchange), CTV Golden Bridge International Media Co., LTD. (Hong Kong Stock Exchange), Momo Inc. (Nasdaq), Yunfeng Financial Group Limited (formerly Reorient Group Limited) (Hong Kong Stock Exchange) and Haidilao International Holding Ltd. (HK Stock Exchange). In addition, Dr. Dave Qi serves as Chairman of the Audit Committee of each of Bison Finance Group Limited, CTV Golden Bridge International Media Co., LTD., and Haidilao International Holding Ltd., and as a member of the Audit Committee of each of Momo Inc., and Yunfeng Financial Group Limited. Dr. Qi has a Ph.D. in accounting from the Eli Broad Graduate School of management of Michigan State University, a Master of Business Administration from the University of Hawaii at Manoa and a Bachelor of Science and a Bachelor of Arts degree from Fudan University. Dr. Dave Qi is currently a member of the American Accounting Association.

Mr. Shi Wang is the Honorary Chairman of the Board of Directors of Vanke, of which he also served as General Manager from 1991 to 1999. In 1984 Mr. Shi Wang founded the Shenzhen Exhibition Center of Modern Science and Education Equipment, which is the predecessor of Vanke. Mr. Shi Wang is the Executive Manager of the China Real Estate Association and is Deputy Director of the City Housing Development Council of the China Real Estate Association. Mr. Shi Wang also serves as the Chairman of the Board of Directors of Destone Acquisition Corp.

Board of Directors

Our Board of Directors currently consists of six directors and is divided into two classes consisting of three directors each, with one class of directors being elected by the holders of our ordinary shares at each annual general meeting of shareholders and holding office for staggered two-year terms, with the term of one of the classes expiring at each annual general meeting. Our directors currently consist of Dr. Charles Zhang, Zhonghan Deng, and Dave De Yang, whose terms will expire at our 2024 annual general meeting of shareholders, and Charles Huang, Dave Qi, and Shi Wang, whose terms will expire at our 2023 annual meeting of shareholders. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided the nature of such interest is disclosed prior to any vote thereon.

Board Diversity Disclosure

Board Diversity Matrix

The following table provides the diversity statistics of our Board of Directors required by Rule 5606 of the Nasdaq Listing Rules:

Board Diversity Matrix (As of March 10, 2023)
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

Disclosure Pursuant to Rule 5605(f)(3) of the Nasdaq Listing Rules

Rule 5605(f)(2)(B) of the Nasdaq Listing Rules requires us to have, or to explain why we do not have, at least two members of our Board of Directors who are “Diverse” directors, at least one of whom self-identifies as “Female,” subject to transition periods specified by Rule 5605(f)(7) of the Nasdaq Listing Rules. For purposes of Rule 5605(f)(2)(B), the term “Diverse” means an individual who self-identifies as one or more of Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of our principal executive offices; and the term “Female” means an individual who self-identifies her gender as a woman, without regard to the individual’s designated sex at birth.

Rule 5605(f)(7) of the Nasdaq Listing Rules requires us to have, or explain why we do not have, (i) by December 31, 2023, at least one Diverse director and (ii) by December 31, 2025, at least two Diverse directors, at least one of whom self-identifies as Female.

As of the date of this annual report, our Board of Directors has determined that we will satisfy the requirements of Rule 5605(f)(2)(B) of the Nasdaq Listing Rules by explaining why we will not have any Diverse directors by either December 31, 2023 or December 31, 2025.

We acknowledge and support the general principles behind the diversity objectives set forth in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules. However, we believe that, for business reasons, it would not be appropriate for us to seek to change the current composition of our Board of Directors for the purpose of meeting those objectives, in view of the current state of our business and the competitive environment we face. Competition for Internet services in the Chinese mainland market in which we operate has become increasingly intense and challenging. In addition, we have faced in the past few years, and may continue to face in the future, significant uncertainties due to the negative impact of the COVID-19 pandemic on the Chinese economy in general, and on our business operations in particular. Accordingly, we believe that maintaining a stable and efficient Board of Directors is critical for us to meet these challenges and ensure our long-term success. We believe that our current corporate governance structure, in particular as to the composition of our Board of Directors, is suitable for the current scale of and goals for our business and operations. All members of our Board of Directors have served as our directors for a number of years and are familiar with our company’s history and business operations; provide us with a variety of personal, professional and industry backgrounds, with appropriate experience and skill sets for a business enterprise such as ours; and have track records over the years of having made sound business decisions that have served the best interests of our company and shareholders. We intend to continually assess our industry and the status of our business and may decide in the future, should future circumstances make it appropriate, to seek to meet the diversity objectives contemplated by Rule 5606(f)(2)(B) of the Nasdaq Listing Rules.

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

Duties of Directors

Under Cayman Islands law, our directors have a common law duty owed to our company to act honestly in good faith with a view to the best interests of our company and for a proper purpose. A director must exercise the skill and care of a reasonably diligent person having both - (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test). In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association and the Cayman Islands Companies Act. There are also duties to avoid conflicts of interest. A shareholder may have the right to seek various remedies, including damages on behalf of our company, if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by a resolution passed by a majority of our directors before the expiration of such director’s term of office. For more information about the classification of our Board of Directors, see “- Board of Directors.” Officers are elected by and serve at the discretion of the Board of Directors.

Compensation of Executive Officers and Directors

During the year ended December 31, 2022, we paid an aggregate of approximately $16.2 million in cash compensation to our executive officers. We paid an aggregate of approximately $0.6 million in cash compensation to our directors other than Dr. Charles Zhang. In 2022, the total compensation expense for our non-executive directors and executive officers recorded in our consolidated statements of comprehensive income was $7.1 million. None of our directors, other than Dr. Charles Zhang, have service contracts that provide for benefits upon termination of employment.

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

Share Incentive Plans

Sohu Share Incentive Plans

We adopted a share incentive plan in April 2018 (the “Sohu 2018 Share Incentive Plan”), which will expire in April 2028. The maximum number of our ordinary shares issuable under the Sohu 2018 Share Incentive Plan is 1,132,315, which is equal to the remaining number of 1,148,565 of shares of common stock issuable under the Sohu.com Inc. 2010 Share Incentive Plan as of the adoption of the Sohu 2018 Share Incentive Plan, reduced by 16,250 shares that were issued upon exercise or settlement between the time of the adoption of Sohu 2018 Share Incentive Plan and the dissolution and liquidation of Sohu.com Inc. on May 31, 2018. Our Board of Directors may amend, suspend, or terminate the Sohu 2018 Share Incentive Plan at any time; provided, however, that our Board of Directors must first seek the approval of the participants in the Sohu 2018 Share Incentive Plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards. Share incentive awards may be granted under the Sohu 2018 Share Incentive Plan to our management and employees. Share incentive awards that were granted, or may be granted, under the Sohu 2018 Share Incentive Plan include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date.

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

Fox Video Share Incentive Plan

On January 4, 2012, Fox Video, a Cayman Islands company that was wholly owned by Sohu.com Limited and was the Offshore holding entity of our online video business, adopted a 2011 Share Incentive Plan (the “Fox Video Share Incentive Plan,” which was referred to in our previous annual reports as the “Sohu Video Share Incentive Plan”) which provided for the issuance of up to 25,000,000 ordinary shares of Fox Video (representing approximately 10% of the outstanding Fox Video ordinary shares on a fully-diluted basis) to management and key employees of our online video business and to Sohu management. The maximum term of any share-based award granted under the Fox Video Share Incentive Plan was ten years from the grant date. The Fox Video Share Incentive Plan expired on January 4, 2022.

As of December 31, 2022, grants of options for the purchase of 16,368,200 ordinary shares of Fox Video had been contractually made and were subject to vesting in four equal installments, with each installment vesting upon a service period requirement, as well as specified performance targets for the corresponding period, being met. As of December 31, 2022, options for the purchase of 4,972,800 Fox Video ordinary shares had vested. On June 16, 2022, Fox Video (HK) Limited (“Video HK”), a wholly-owned subsidiary of Fox Video, transferred all of its equity interests in Video Tianjin to AmazGame and Fox Video was dissolved on March 9, 2023. As a result, Fox Video is no longer the Offshore holding entity of our online video business and there are no longer any options for the purchase of Fox Video ordinary shares under the Fox Video Share Incentive Plan.

Grants of Shares and Options to Directors and Executive Officers

The following tables set forth summaries of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of March 10, 2023.

Awards Granted under Sohu 2018 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Charles Zhang	75,000	(1)	$0.001	2/16/2015	2/15/2025
Charles Zhang	70,000	(2)	$0.001	7/1/2019	6/30/2029
Joanna Lv	7,500	(3)	$0.001	2/16/2015	2/15/2025
Joanna Lv	40,000	(4)	$0.001	7/1/2019	6/30/2029
Joanna Lv	10,000	(5)	$0.001	9/1/2020	8/31/2030

(1)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 75,000 options are vested and exercisable as of March 10, 2023.
(2)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which options for the purchase of 52,500 ordinary shares are vested and exercisable as of March 10, 2023.
(3)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which 7,500 options are vested and exercisable as of March 10, 2023.
(4)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which options for the purchase of 30,000 ordinary shares are vested and exercisable as of March 10, 2023.
(5)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which options for the purchase of 5,000 ordinary shares are vested and exercisable as of March 10, 2023.

Awards Granted under Changyou 2019 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Dewen Chen	1,288,000	(1)	$0.01	8/26/2019	9/30/2029

(1)	Consists of options, granted on August 26, 2019 and effective as of October 1, 2019, that are subject to vesting in equal annual installments over a four-year period commencing on October 1, 2019.

Awards Granted under Fox Video Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Joanna Lv	110,000	(1)	$0.01	1/4/2012	1/3/2022

(1)

Consisted of options to purchase Fox Video ordinary shares at a nominal exercise price, vesting in equal annual installments over a four-year service requirement period, but with vesting for each year also subject to the achievement of annual performance milestones related to Fox Video. As of December 31, 2022, options for the purchase of 27,500 Fox Video ordinary shares had vested. As a result of the dissolution of Fox Video on March 9, 2023, there are no longer any options for the purchase of Fox Video ordinary shares.

Employees

As of December 31, 2022, we had approximately 4,900 employees, including 3,000 employees for Sohu and 1,900 employees for Changyou. None of our personnel are represented under collective bargaining agreements.

We have entered into standard employment agreements with our employees through our subsidiaries and the VIEs. Sohu’s employees have entered into confidentiality, non-competition and non-solicitation agreements with Sohu. Changyou’s employees have entered into confidentiality agreements with Changyou. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition agreements governed by Chinese mainland law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions. A number of our employees hold share-based awards granted by Sohu and Changyou, which provide additional financial incentives to them. Most of these awards vest over a period of four years.

Share Ownership

Refer to “Item 7. Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and senior executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary share as of March 10, 2023 by (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our ordinary share (assuming conversion of all outstanding exercisable options and warrants held by that person), (ii) each current director, (iii) each named executive officer and (iv) all of our current directors and named executive officers as a group. Except as otherwise provided in the footnotes to this table, we believe that the persons named in this table have voting and investment power with respect to all of the ordinary shares stated to be beneficially owned by them. Each ordinary share is entitled to one vote on all matters subject to a shareholder vote.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
Charles Zhang	11,444,600	(2)	33.79%
Charles Huang(3)	76,265		*
Shi Wang(4)	34,132		*
Dave Qi(5)	28,940		*
Zhonghan Deng(6)	5,878		*
Dave De Yang(7)	—		—
Joanna Lv	45,500	(8)	*
Dewen Chen(9)	—		—
All directors, nominees and executive officers as a group (8 persons)	11,635,315	(10)	34.31%
Photon Group Limited(11)	11,048,400		32.75%
Macquarie Investment Management Business Trust(12)	3,462,264		10.26%

*	Less than 1%.
(1)

Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes the number of ordinary shares subject to options or restricted stock units held by that person that are currently exercisable or settleable or that are exercisable or settleable within 60 days of March 10, 2023. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Such shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of each other person.

(2)

Includes (i) 127,500 ordinary shares subject to options exercisable within 60 days of March 10, 2023 and (ii) 11,048,400 ordinary shares beneficially owned by Photon Group Limited. Dr. Charles Zhang is a Director of Photon Group Limited, and may be deemed to be a beneficial owner of shares owned by it. Dr. Charles Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. Dr. Charles Zhang’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(3)	Mr. Charles Huang’s address is Suite 5206, Central Plaza, Wanchai, Hong Kong.
(4)	Mr. Shi Wang’s address is Vanke Architecture Research Center, No. 68 Meilin Road, Futian District, Shenzhen 518049, People’s Republic of China.
(5)	Dr. Dave Qi’s address is 3/F, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Beijing 100005, People’s Republic of China.
(6)	Dr. Zhonghan Deng’s address is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China.
(7)	Mr. Dave De Yang’s address is 11132 Egeria Drive, Odessa, FL 33556, United States..
(8)

Includes 42,500 ordinary shares subject to options exercisable within 60 days of March 10, 2023. Ms. Joanna Lv’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(9)	Mr. Dewen Chen’s address is c/o Changyou com Limited, Changyou Creative Industrial Park, No. 65 East Bajiao Road, Shijingshan District, Beijing 100043, People’s Republic of China.
(10)	Includes 170,000 ordinary shares that such persons have the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of March 10, 2023.
(11)	Photon Group Limited’s address is c/o Sohu.com Limited, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.
(12)	Data based on a Schedule 13G/A filed with the SEC on February 14, 2023. The principal business address of Macquarie Investment Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.

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

The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the RMB-denominated loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of this annual report, Changyou has not received any response from Fox Financial and accordingly, with an abundance of caution, has not so applied any of the security deposit. Changyou performed an assessment of its expected credit losses for the RMB-denominated loans receivable from Fox Financial. As of December 31, 2022, we had accrued a cumulative allowance for credit losses of $0.1 million based on Changyou’s estimate of the net of the outstanding amount of such loans receivable from Fox Financial over the amount of the security deposit and on the lack of solvency of Fox Financial. In connection with such loan arrangements, we recorded in our audited consolidated balance sheets as of December 31, 2022 loans receivable from Fox Financial in a total amount of $34.1 million as prepaid and other current assets, and loans payable to Fox Financial in a total amount of $34.1 million as other short-term liabilities.

Transactions with Vanke Co., Ltd.

In the 2020, 2021 and 2022 fiscal years, Vanke Co., Ltd. purchased $226,528, $173,276 and $139,428, respectively, in advertising services from us. Mr. Shi Wang, one of our directors, is the Honorary Chairman of the Board of Vanke Co., Ltd.

Contractual Arrangements with VIEs and their Shareholders

Chinese mainland law currently restricts foreign ownership of value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the Chinese mainland. To comply with Chinese mainland law, we conduct a significant part of our value-added telecommunications, online game, and other business activities through contractual arrangements between our principal Chinese mainland subsidiaries and the corresponding VIEs and their respective shareholders.

Before December 12, 2022, we conducted our online video business through contractual arrangements between our indirect wholly-owned subsidiary Video Tianjin, the corresponding VIE Tianjin Jinhu, and two of our employees, who were also the nominee shareholders of Tianjin Jinhu. After December 12, 2022, the two employees ceased to be the nominee shareholders of Tianjin Jinhu, as they transferred all of their equity interests in Tianjin Jinhu to High Century, one of the principal VIEs that we consolidate under U.S. GAAP (ASC 810), which became the direct 100% parent of Tianjin Jinhu; and all VIE contractual arrangements between Video Tianjin and Tianjin Jinhu and its nominee shareholders terminated on December 12, 2022. See “Information on the Company - Organizational Structure” in Item 4 of this annual report for a description of the ownership information of the current principal VIEs through which we conduct a significant portion of our operations.

For a discussion of risks related to these contractual arrangements, please see Item 3. Key Information - Risk Factors - Risks Related to Our Corporate Structure. “- We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business, these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses, and the contracts may be difficult to enforce” and “- A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.”

The following is a summary of the agreements currently in effect between these principal Chinese mainland subsidiaries and principal VIEs:

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

Equity interest purchase right agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the right, exercisable at any time if and when it is legal to do so under Chinese mainland law, to purchase from the respective shareholders of Gamease and Guanyou Gamespace all or any part of their equity interests in Gamease and Guanyou Gamespace at a purchase price equal to their initial contributions to the registered capital of Gamease and Guanyou Gamespace.

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

Business Arrangements between Subsidiaries and Consolidated VIEs

A significant portion of our operations are conducted through the VIEs that we consolidate under U.S. GAAP (ASC 810), which generate a significant amount of our revenues. In order for us to be able to receive such revenues, and, if applicable, other assets, from the VIEs, we rely on payments made by the VIEs to our Chinese mainland subsidiaries pursuant to a series of service contracts between them in order for the VIEs to transfer such revenues or other assets to us. For a discussion of such transfers and their limitations, please see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Restrictions and Limitations on Cash Available to Sohu.com Limited - Chinese Mainland Restrictions Related to Our VIE Structure.” The following is a summary of the material service contracts currently in effect between our Chinese mainland subsidiaries and certain of the VIEs that we consolidate:

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

Certain of the contractual arrangements described above between the VIEs and the related wholly-owned subsidiaries of the Sohu Group are silent regarding renewals. However, because the Sohu Group has a controlling financial interest under U.S. GAAP (ASC 810) in the VIEs and has also been granted powers of attorney by the shareholders of the VIEs, the contractual arrangements can be, and are expected to be, renewed at the subsidiaries’ election.

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

Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Memorandum and Articles of Association contained in our Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018 and in Sohu.com Inc.’s and our joint proxy statement/prospectus filed with the SEC on April 23, 2018. Our Memorandum and Articles of Association became effective on April 2, 2018.

Differences in Corporate Law

The Cayman Islands Companies Act is modeled after similar laws in the United Kingdom but does not follow all statutory enactments or legislative changes in the United Kingdom. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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

Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to apply to the Grand Court of the Cayman Islands to have the fair value of his shares assessed by the Grand Court, upon dissenting to a merger or consolidation by following the procedure required by the Cayman Islands Companies Act and the rules of the Grand Court. The exercise of such appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions applicable to a scheme of arrangement that facilitate the takeover of companies or the reconstruction and amalgamation of companies by way of a scheme of arrangement. The scheme of arrangement must currently be approved by three-fourths in value of each class of shareholders that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose by the direction of the Grand Court of the Cayman Islands. The scheme of arrangement must be sanctioned by the Grand Court and the court order delivered to the Registrar of Companies of the Cayman Islands for registration for the scheme of arrangement to become effective. While a dissenting shareholder has the right to express to the court the view that the scheme of arrangement ought not to be sanctioned, the court can be expected to approve the scheme of arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority shareholders to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

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

Shareholders’ Suits

In principle, our company will normally be the proper plaintiff, and, as a general rule, a derivative action may not be brought by a minority shareholder and requires leave or permission from the court in the Cayman Islands for such an action to be continued. However, based on English authorities, which would in all likelihood be of persuasive (and in some cases binding) authority in the Cayman Islands, subject to leave being given, a derivative action may be available when:

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permits indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or dishonesty of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

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

Anti-Takeover Provisions in the Memorandum of Association and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company and for a proper purpose.

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

Cayman Islands law has no comparable statute, but our Memorandum and Articles of Association contains provisions similar to those contained in the Delaware General Corporation Law business combination statute. Although Cayman Islands law does not otherwise regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders or which would merit an application for ancillary relief under section 92(e) of the Cayman Islands Companies Act.

Dissolution: Winding-up

Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Cayman Islands Companies Act and our Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up voluntarily by a special resolution (the vote of the holders of two-thirds of our shares voting at a meeting) or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our shareholders. Under Cayman Islands law, a company may be wound up compulsorily by an order of the courts of the Cayman Islands if the company has passed a special resolution of its shareholders to be wound up by the court or, if the company is unable to pay its debts as they fall due. The court also has authority to order a winding up in a number of other specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Our Board of Directors also has the power to present a petition to the court for our company to be wound up.

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

Changyou’s Credit Arrangement with CMB

On December 4, 2020, Changyou, through its wholly-owned subsidiary Changyou.com (HK) Limited (“Changyou HK”), entered into a credit agreement (together with related agreements and documentation, the “CMB Credit Agreement”) with China Merchants Bank Co., Ltd. (together with the bank’s Beijing Branch, “CMB”), pursuant to which Changyou was entitled to borrow from CMB up to an aggregate of RMB2.4 billion (or approximately $370.0 million) (the “CMB Loan”). The proceeds of the CMB Loan were used by Changyou HK to repay an existing loan of RMB2.4 billion (or approximately $367.8 million) from Changyou’s Chinese mainland-based wholly-owned subsidiary AmazGame, which repayment was required pursuant to foreign exchange controls under Chinese mainland laws and regulations.

The CMB Loan had a one-year term. Interest accrued on the principal amount of the CMB Loan outstanding from time to time at an annual rate equal to (i) LIBOR for loans with terms of up to one month (the “One-Month LIBOR”), adjusted monthly, plus (ii) a margin of 0.95%, and management fees at a combined annual rate of 0.90% of the principal amount of the CMB Loan outstanding from time to time was also payable to CMB. Accordingly, the effective annual cost of the CMB Loan was the One-Month LIBOR plus 1.85%.

The CMB Loan was secured by (i) a mortgage on a building owned by two Chinese mainland-based wholly-owned subsidiaries of Sohu that serves as Sohu’s corporate headquarters in Beijing, and (ii) pledged by AmazGame of deposit certificates evidencing RMB deposits with CMB at least equivalent to the principal amount of the CMB Loan outstanding from time to time. AmazGame’s RMB deposits with CMB earned interest on market terms. The CMB Credit Agreement included customary events of default.

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

Exchange Controls

Regulatory authorities in the Chinese mainland impose control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, authorities in the Chinese mainland changed the decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in significant appreciation of the RMB against the U.S. dollar through the end of 2014. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on regulatory authorities in the Chinese mainland to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008, and October 23, 2014) and the Regulations on the Administration of Settlement, Sale and Payment of Foreign Exchange issued by the PBOC on June 20, 1996 and effective on July 1, 1996, or the FX Regulations, regarding the administration and control of foreign exchange, conversion of RMB into foreign exchange by FIEs for current account items, including the distribution of dividends and profits to foreign investors in joint ventures, is permissible. FIEs are permitted to remit foreign exchange from their foreign exchange bank accounts in the Chinese mainland on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Each conversion of RMB into a foreign currency and each remittance of a foreign currency for capital account items, including direct investment, loans and security investment, is subject to the approval of the SAFE.

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

Taxation

The following summary of the material Cayman Islands, Chinese mainland and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state, local and other tax laws.

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

Chinese Mainland Taxation

Under the CIT Law and its implementation rules, an enterprise established outside of the Chinese mainland with a “de facto management body” within the Chinese mainland is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland-controlled enterprise that is incorporated Offshore is located in the Chinese mainland, which will be subject to Chinese mainland enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the Chinese mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in the Chinese mainland. Circular 82 applies only to Offshore enterprises controlled by Chinese mainland enterprises or Chinese mainland enterprise groups, rather than those controlled by Chinese mainland individuals or foreigners, like us, but the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all Offshore enterprises. Although we believe we are not a Chinese mainland tax resident enterprise, it is not clear whether Sohu.com Limited and our subsidiaries established outside of the Chinese mainland will be deemed to be Chinese mainland tax residents under the CIT Law. If we are considered to be a Chinese mainland tax resident under the CIT law by the Chinese mainland tax authorities, our global income will be subject to corporate income tax at a rate of 25%.

The implementation rules of the CIT Law provide that, (i) if an enterprise that distributes dividends is domiciled in the Chinese mainland, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the Chinese mainland, then such dividends or capital gains are treated as Chinese mainland-sourced income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we, or our subsidiaries located in Hong Kong, are considered to be a Chinese mainland tax resident enterprise for tax purposes, any dividends we pay to our non-Chinese mainland resident shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as Chinese mainland-sourced income and as a result become subject to Chinese mainland tax at the rate up to 10% in the case of enterprises or 20% in the case of individuals. In the case of dividends, we would be required to withhold any Chinese mainland tax at source. See “Risk Factors - Risk Related to the Chinese Mainland’s Regulatory Environment - Dividends payable by us to our foreign investors and profits on the sale of our shares may be subject to tax under Chinese mainland tax law.”

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold our ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of United States federal gift, estate tax or Medicare contribution tax, or state, local or foreign tax consequences of an investment in our ADSs or ordinary shares. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the tax consequences described below.

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

For United States federal income tax purposes, the tax treatment of a partner in a partnership or other entity taxable as a partnership that holds our ADSs or ordinary shares depends on the partner’s status and the activities of the partnership. U.S. holders who hold our ADSs or ordinary shares through a partnership, limited liability company, or other entity taxable as a partnership should consult their tax advisers regarding their tax treatment.

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

The United States Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Chinese mainland taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2022. Our expectation is based on our operations and the composition of our earnings and assets for the 2022 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test described below. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIEs that we consolidate under U.S. GAAP (ASC 810) will be treated for purposes of the PFIC rules. If these contractual arrangements were found by authorities in the Chinese mainland with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors - Risks Related to Our Corporate Structure - We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business, these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses, and the contracts may be difficult to enforce.” Also, our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

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

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, such U.S. holder will be subject to special tax rules with respect to any “excess distribution” that such U.S. holder receives and any gain that such U.S. holder realizes from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless the holder makes a “mark-to-market” election as discussed below. For purposes of these special rules, if we are a PFIC for any year during which a U.S. holder holds ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares, even if we are no longer classified as a PFIC in subsequent years unless a special purging election is made in accordance with the United States Internal Revenue Code of 1986, as amended, and applicable United States Treasury regulations. Under certain attribution rules, if we are a PFIC, a U.S. holder will be deemed to own such U.S. holder’s proportionate share of any subsidiaries or other entities that are PFICs in which we hold (directly or indirectly through other PFICs) an equity interest (“subsidiary PFICs”), and will generally be treated for purposes of the PFIC rules as if such U.S. holder directly held the shares of such subsidiary PFICs.

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of our ADSs or ordinary shares cannot be treated as capital, even if the U.S. holder holds the ADSs or ordinary shares as capital assets. A U.S. holder will be subject to the same United States federal income tax rules as described above on indirect or constructive distributions that the U.S. holder is deemed to receive on shares of a subsidiary PFIC and on indirect or constructive dispositions of shares of subsidiary PFICs.

Alternatively, a U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. A mark-to-market election will not be available, however, with respect to any subsidiary PFICs. If a U.S. holder makes a mark-to-market election for our ADSs or ordinary shares, such U.S. holder will generally include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of such U.S. holder’s taxable year over such U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. The U.S. holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in a U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will generally be taxed at ordinary income rates. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will not apply to ADSs or ordinary shares held by a U.S. holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.

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

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of our distributions to a U.S. holder with respect to ADSs or ordinary shares (including any amount withheld in respect of Chinese mainland taxes) generally will be included in a U.S. holder’s gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by the U.S. holder, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the ADSs or the ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or ordinary shares) and thereafter as capital gain. Further, any distributions treated as dividends generally will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

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

If Chinese mainland withholding taxes apply to dividends paid to a U.S. holder with respect to our ADSs or ordinary shares, subject to certain conditions, limitations and requirements, such Chinese mainland withholding taxes may be treated as foreign taxes eligible for credit against the U.S. holder’s United States federal income tax liability. Applicable United States Treasury regulations may in some circumstances prohibit U.S. holders from claiming a foreign tax credit with respect to non-U.S. taxes that do not satisfy certain requirements; however, these prohibitions may not apply to the extent such non-U.S. taxes are treated as creditable under an applicable income tax treaty. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit in such U.S. holders’ particular circumstances.

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

As described above under “Taxation - Chinese Mainland Taxation,” any gain from the disposition of our ADSs or ordinary shares may be subject to Chinese mainland tax. In such event, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the Chinese mainland may elect to treat the gain as Chinese mainland-sourced income for foreign tax credit purposes.

U.S. holders should consult their tax advisors regarding their eligibility for benefits under the income tax treaty between the United States and the Chinese mainland and their ability to credit any Chinese mainland tax withheld in respect of a sale of our ADSs or ordinary shares against their United States federal income tax liability.

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

FOREIGN CURRENCY EXCHANGE RATE RISK

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for 2022 were $0.73 billion and our total assets as of December 31, 2022 were $1.98 billion, representing revenue of RMB5.08 billion and total assets of RMB13.79 billion at the central parity rate of RMB6.9646 to $1.00 on December 31, 2022. If the value of the RMB were to depreciate by approximately 10% to RMB7.6611 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $0.66 billion and $1.80 billion, respectively.

The RMB is currently freely convertible under the current account, which includes dividends, trade and service-related foreign exchange transactions, but not under the capital account, which includes foreign direct investment. In addition, commencing on July 21, 2005, the Chinese mainland reformed its exchange rate regime by changing to a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Under the managed floating exchange rate regime, the RMB is no longer pegged to the U.S. dollar, and the PBOC will announce the closing prices of foreign currencies such as the U.S. dollar traded against the RMB in the inter-bank foreign exchange market after the closing of the market on each business day, and will make such prices the central parity for trading against the RMB on the following business day. On June 19, 2010, the PBOC announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On March 17, 2014, the PBOC announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. In the long term, the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

INFLATION RATE RISK

According to the National Bureau of Statistics of China, the consumer price index grew 2.0% in 2022, compared to an increase of 0.9% in 2021. There may be a further increase in the rate of inflation in the future, which could have an adverse effect on our business.

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

The rights of a former stockholder of Sohu.com Inc. were governed by the Delaware General Corporation Law and the certificate of incorporation and bylaws of Sohu.com Inc. After the Effective Time, those stockholders became the holders of ADSs representing our ordinary shares, and the rights of our shareholders became governed by the Cayman Islands Companies Act, our Memorandum and Articles of Association, and the Deposit Agreement. Many of the principal attributes of shares of Sohu.com Inc.’s common stock and our ordinary shares, including economic and voting rights, are similar. However, there are differences between rights under the Delaware General Corporation Law and under the Cayman Islands Companies Act. In addition, there are differences between the certificate of incorporation and bylaws of Sohu.com Inc. and our Memorandum and Articles of Association. For a summary of certain material differences in the rights of a holder of shares of Sohu.com Inc. common stock and a holder of our ordinary shares, you may refer to the sections entitled “Comparison of Rights of Sohu Delaware Stockholders and Sohu Cayman Shareholders” in our Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018 and in Sohu.com Inc.’s and our joint proxy statement/prospectus filed with the SEC on April 23, 2018, which sections are incorporated herein by reference, and to the section entitled “Differences in Corporate Law” in Item 10 of this annual report).

USE OF PROCEEDS

On July 17, 2000, our predecessor Sohu.com Inc. completed an underwritten IPO of shares of its common stock pursuant to a Registration Statement on Form S-1 (SEC file No. 333-96137) that became effective on July 10, 2000. There has been no change in the information regarding use of proceeds from the IPO that was included in our annual report on Form 20-F for the year ended December 31, 2021 that we filed with the SEC on March 31, 2022.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in this report on pages F-2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the Company’s fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2021	2022
	(in thousands)
Audit fees(1)	$1,991	$1,116
Tax fees(2)	243	335
Audit related fees(3)	36	34
All other fees	2	3

Total	$2,272	$1,488

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

On September 9, 2022, we completed the share repurchase program, pursuant to which we repurchased 5,637,875 ADSs at an aggregate cost of approximately $100 million. The table below provides information on our repurchases of Sohu ADSs pursuant to the share repurchase program during the year ended December 31, 2022.

	Total Number of ADSs Purchased Under the Program	Average Price Paid Per ADS	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (in million)
2022 Month
January (from January 1 to January 31)	1,157,034	17.25	61
February (from February 1 to February 28)	1,090,399	18.58	41
March (from March 1 to March 31)	902,738	17.20	25
April (from April 1 to April 30)	868,666	18.77	9
August (from August 1 to August 31)	353,700	17.89	3
September (from September 1 to September 9)	136,110	17.68	0

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On May 4, 2022, following our filing with the SEC on March 31, 2022 of our annual report on Form 20-F for the year ended December 31, 2021 (our “2021 Form 20-F”), the SEC identified us as a “Commission-Identified Issuer” pursuant to the HFCAA and the rules of the SEC under the HFCAA. We were so identified by the SEC because the PCAOB had reported to the SEC on December 16, 2021 that the PCAOB had been unable to inspect or investigate completely PricewaterhouseCoopers Zhong Tian LLP, our independent auditor, because of positions taken by authorities in the Chinese mainland and Hong Kong. Subsequently, the PCAOB reported to the SEC, on December 15, 2022, that it had been able to inspect to its satisfaction PricewaterhouseCoopers Zhong Tian LLP and the other “big four” accounting firms based in the Chinese mainland and Hong Kong.

PricewaterhouseCoopers Zhong Tian LLP issued the audit report on our consolidated financial statements that are included in this annual report. PricewaterhouseCoopers Zhong Tian LLP also issued the audit report on our consolidated financial statements that were included in our 2021 Form 20-F, during the period when the PCAOB reported to the SEC that it had been unable to inspect or investigate completely PricewaterhouseCoopers Zhong Tian LLP because of positions taken by authorities in the Chinese mainland and Hong Kong.

No governmental entity in any of the foreign jurisdictions in which Sohu.com Limited or any of our subsidiaries or any of the VIEs that we consolidate are incorporated or otherwise organized owns or beneficially owns any equity interest in Sohu.com Limited or any of our subsidiaries or any of the VIEs that we consolidate.

No governmental entity in the Chinese mainland or Hong Kong, where PricewaterhouseCoopers Zhong Tian LLP’s offices are located, has any controlling financial interest with respect to Sohu.com Limited or any of our subsidiaries or any of the VIEs that we consolidate.

We have determined, after due inquiry, that no member of the board of directors of Sohu.com Limited or of any of our subsidiaries or of any of the VIEs that we consolidate is an official of the Chinese Communist Party.

Neither the Memorandum and Articles of Association of Sohu.com Limited nor the charter, by-laws, or other equivalent organizational documents of any of our subsidiaries or any of the VIEs that we consolidate contain any charter of the Chinese Communist Party, nor the text of any such charter.

ITEM 16J.	INSIDER TRADING POLICIES

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sohu and its subsidiaries and the VIEs that Sohu consolidates are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1(15)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2).

2.2(15)	Amended and Restated Deposit Agreement, dated January 14, 2019, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares.

2.3(15)	Shareholders’ Rights Agreement, dated as of January 14, 2019, between the Registrant and The Bank of New York Mellon.

4.1(2)	Loan and Share Pledge Agreement dated November 19, 2001 among Sohu.com Inc., Dr. Charles Zhang, and Li Wei.

4.2(3)	Real Property Purchase Agreement between Sohu Era and Vision Hua Qing.

4.3(4)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited.

4.4(4)	Project Cooperation Agreement, dated November 20, 2009, by and between Beijing Raycom Real Estate Development Co., Ltd. and Beijing Sohu Media.

4.5(5)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, by and between Sohu.com Inc. and Changyou.com Limited.

4.6(6)	Changyou Project Cooperation Agreement dated August 23, 2010.

4.7(6)	Amended and Restated 2010 Stock Incentive Plan.

4.8(6)	Cooperation Agreement, dated September 30, 2010. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant).

4.9(7)	Master Transaction Agreement, dated as of November 29, 2011, between Sohu.com Inc., Sohu Internet, Sohu Era, and Sohu Media, on the one hand, and Changyou.com Limited, Changyou.com HK, Gamespace, and Guanyou Gamespace, on the other hand.

4.10(7)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, between Changyou.com Limited and Sohu.com Inc.

4.11(7)	Services Agreement, dated as of November 29, 2011, between Changyou Gamespace and Sohu Media.

4.12(8)	Fox Video 2011 Share Incentive Plan.

4.13(8)	English Translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease.

4.14(8)	English Translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease.

4.15(9)	2014 Share Incentive Plan of Changyou.com Limited.

4.16(9)	Loan and Share Pledge Agreement, effective as of April 28, 2014, by and among Sohu.com Limited, Charles Zhang, and Wei Li. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.)

4.17(10)	English Translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century.

4.18(10)	English Translation of Equity Interest Pledge Agreement, dated April 15, 2015 among AmazGame, Gamease and High Century.

4.19(10)	English Translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, between AmazGame, Gamease and High Century.

4.20(10)	English Translation of Power of Attorney, dated April 15, 2015, by High Century in favor of AmazGame.

4.21(10)	English Translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century.

4.22(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Sohu Media, Charles Zhang and Wei Li.

4.23(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Focus HK, Charles Zhang and Wei Li.

4.24(12)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star.

4.25(12)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.26(12)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.27(12)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.28(12)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.29(12)	English translation of Share Purchase Agreement, dated April 16, 2015, between Gamease and Shanghai Yong Chong Investment Center LP.

4.30(13)	English translation of Employment Agreement effective as of April 1, 2012, between Sohu Era and Joanna Lv.

4.31(13)	English translation of Agreement Changing One Party to Employment Agreement effective as of April 1, 2013, among Sohu Era, Joanna Lv and Sohu Media.

4.32(14)	Sohu.com Limited 2018 Share Incentive Plan.

4.33(16)	Changyou.com Limited 2019 Share Incentive Plan.

4.34(17)	Employment Agreement effective as of January 1, 2021 between Changyou.com Limited and Dewen Chen.

4.35(17)	Employment Agreement effective as of January 1, 2021 between Sohu.com Limited and Charles Zhang.

4.36(18)	English Translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Guanyou Gamespace and Gamespace.

4.37(18)	English Translation of Technology Support and Utilization Agreement, dated November 1, 2011, between Guanyou Gamespace and Gamespace.

4.38(18)	English Translation of Services and Maintenance Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.39(18)	English Translation of Technology Support and Utilization Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.40(18)	Employment Agreement effective as of May 1, 2021 between Sohu.com Limited and Joanna Lv.

4.41(18)	English translation of Technology service agreement, dated January 1, 2022 between Donglin and Sohu Media.

4.42(19)	English Translation of Exclusive Technology Consulting and Services Agreement August 2, 2022, between Sohu Era and Sohu Internet.

8.1(19)	Principal Subsidiaries and VIEs of the Registrant.

11.1(15)	Code of Ethics and Conduct for Directors, Officers and Employees.

12.1(19)	Rule 13a-14(a)/15d-14(a) Certification of Dr. Charles Zhang.

12.2(19)	Rule 13a-14(a)/15d-14(a) Certification of Joanna Lv.

13.1(19)	Section 1350 Certification of Dr. Charles Zhang.

13.2(19)	Section 1350 Certification of Joanna Lv.

15.1(19)	Consent of Independent Registered Public Accounting Firm.

15.2(19)	Consent of Haiwen & Partners, Chinese mainland Counsel.

15.3(19)	Disclosure Pursuant to Item 16I(a) of Form 20-F.

101.INS(19)	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document.

101.SCH(19)	Inline XBRL Taxonomy Extension Schema Document.

101.CAL(19)	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(19)	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(19)	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(19)	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104(19)	Cover Page Interactive Data File (embedded within the Inline XBRL document).

(1)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018.

(2)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 15, 2002.

(3)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 8, 2007.

(4)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2010.

(5)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2010.

(6)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 8, 2010.

(7)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on December 1, 2011.

(8)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2013.

(9)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 2, 2015.

(10)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on August 7, 2015.

(11)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015.

(12)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2016.

(13)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 27, 2017.

(14)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form S-8 POS filed on June 1, 2018.

(15)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 28, 2019.

(16)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on April 21, 2020.

(17)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 18, 2021.

(18)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 31, 2022.

(19)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOHU.COM LIMITED

By	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

By	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: March 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Sohu.com Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Sohu.com Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income/(loss), of cash flows and of changes in equity for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Goodwill Impairment Assessment - Brand Advertising Reporting Unit
As described in Notes 2 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was $47.4 million as of December 31, 2022, and the goodwill balance associated with the brand advertising reporting unit was $37.2 million. Management conducts an impairment test as of October 1 of each year, or more frequently if events or circumstances indicate an impairment may exist. The impairment test for goodwill determines the fair value of the reporting unit and compares it to the reporting unit’s carrying value. Fair value is estimated by management using the income approach and the market approach. Under the income approach, the fair value of the brand advertising reporting unit was based on the present value of the estimated future cash flows that the reporting unit is expected to generate over its remaining life. Cash flow projections were based on management’s estimates of revenue growth rates, profitability, and the discount rate. The market approach considered earnings multipliers based on market data of other comparable companies engaged in similar business. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Based on the goodwill impairment test of the brand advertising business as of October 1, 2022, management determined that the estimated fair value of the reporting unit exceeded its carrying value and, therefore, no impairment was recorded.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the brand advertising reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, profitability, the discount rate, and selection of comparable companies and earnings multipliers; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the development of the significant assumptions related to the valuation of the Company’s reporting unit. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate of the brand advertising reporting unit; (ii) evaluating the appropriateness of management’s income and market approaches; (iii) testing the completeness, accuracy and relevance of underlying data used in the models; and (iv) evaluating the reasonableness of significant assumptions used by management related to the revenue growth rates, profitability, the discount rate, and selection of comparable companies and earnings multipliers. Evaluating management’s assumptions related to the revenue growth rates, profitability, the discount rate and selection of comparable companies and earnings multipliers involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s models and certain significant assumptions, including the discount rate and comparable companies’ earnings multipliers
.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 30, 2023
We have served as the Company’s auditor since 1999.

SOHU.COM LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,

	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	$998,949	$697,821
Restricted cash	1,969	3,641
Short-term investments	399,345	473,624
Accounts re ceivable, net (including $2,456 and $1,655 , respectively, due from related parties as of December 31, 2021 and 2022)	82,550	67,541
Prepaid and other current assets (including $34,123 and $34,123 , respectively, due from a related party as of December 31, 2021 and 2022)	107,311	83,093

Total current assets	1,590,124	1,325,720

Fixed assets, net	329,997	288,226
Goodwill	48,811	47,415
Long-term investments, net	53,121	26,012
Intangible assets, net	9,136	5,394
Long-term time deposits	189,007	265,802
Other assets	25,589	19,207

Total assets	$2,245,785	$1,977,776

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $12,325 and $10,909 , respectively, as of December 31, 2021 and 2022)	$87,447	$56,449
Accrued liabilities (including accrued liabilities of consolidated VIEs without recourse to the Company of $43,695 and $37,946 , respectively, as of December 31, 2021 and 2022)	138,196	126,461
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $45,844 and $40,948 , respectively, as of December 31, 2021 and 2022)	57,041	48,080
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $8,393 and $6,229 , respectively, as of December 31, 2021 and 2022)	91,485	60,754
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $1,539 and $1,183 , respectively, as of December 31, 2021 and 2022)	16,714	10,612
Other short-term liabilities (including other short-term liabilities of consolidated VIEs without recourse to the Company of $14,095 and $15,102 , respectively, as of December 31, 2021 and 2022, and due to a related party of $34,123 and $34,123 , respectively , as of December 31, 2021 and 2022.)	112,568	114,532

Total current liabilities	503,451	416,888

Long-term other payables (including long-term other payables of consolidated VIEs without recourse to the Company of nil as of both December 31, 2021 and 2022)	3,922	1,795
Long-term tax liabilities (including long-term tax liabilities of consolidated VIEs without recourse to the Company of $14,465 and $13,242 , respectively, as of December 31, 2021 and 2022)	193,918	200,229
Deferred tax liabilities (including deferred tax liabilities of consolidated VIEs without recourse to the Company of $3,323 and $549 , respectively, as of December 31, 2021 and 2022)	249,165	247,814
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of $182 and nil , respectively, as of December 31, 2021 and 2022)	3,142	340

Total long-term liabilities	450,147	450,178

Total liabilities	$953,598	$867,066

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Sohu.com Limited shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 38,221 shares and 33,737 shares, respectively, issued and outstanding as of December 31, 2021 and 2022)	$39	$34
Additional paid-in capital	965,328	866,455
Treasury Stock: $0.001 par value per share (1,129 and nil shares, respectively, as of Dec embe r 31, 2021 and 2022)	(18,776)	0
Accumulated other comprehensive income/(loss)	51,145	(32,837)
Accumulated earnings	293,133	275,790

Total Sohu.com Limited shareholders’ equity	1,290,869	1,109,442
Noncontrolling interest	1,318	1,268

Total shareholders’ equity	1,292,187	1,110,710

Total liabilities and shareholders’ equity	$2,245,785	$1,977,776

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands, except per share data)

	Year Ended December 31,
	2020	2021	2022
Revenues:
Brand advertising (including revenues generated from a related party of $227, $173 and $139, respectively, for 2020, 2021 and 2022)	$146,526	$134,967	$103,233
Online games	536,684	638,225	585,424
Others (including revenues generated from a related party of $3,752, $4,155 and $3,758, respectively, for 2020, 2021 and 2022)	66,680	62,384	45,215

Total revenues	749,890	835,576	733,872

Cost of revenues:
Brand advertising	105,604	99,522	86,642
Online games	91,526	87,616	91,001
Others	20,307	17,533	13,930

Total cost of revenues	217,437	204,671	191,573

Gross profit	532,453	630,905	542,299

Operating expenses:
Product development	241,941	268,863	260,772
Sales and marketing	159,787	182,690	225,480

General and administrative (including expenses generated from a related party of $55, $35 and nil, respectively, for 2020, 2021 and 2022)	57,354	81,880	56,920

Total operating expenses	459,082	533,433	543,172

Operating profit/(loss)	73,371	97,472	(873)

Other income, net	25,993	29,416	17,643

Interest income (including interest income generated from a related party of $810, nil and nil, respectively, for 2020, 2021 and 2022)	7,369	15,641	17,311

Interest expense (including interest expense generated from a related party of $588, nil, and nil, respectively, for 2020, 2021 and 2022)	(6,234)	(7,500)	0
Exchange difference	(3,800)	(3,462)	6,524

Income before income tax expense	96,699	131,567	40,605
Income tax expense	133,226	62,296	57,946
Net income/(loss) from continuing operations	(36,527)	69,271	(17,341)
Net income/(loss) from discontinued operations, net of tax	(91,793)	864,902	0

Net income/(loss)	(128,320)	934,173	(17,341)
Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	18,448	(3)	2
Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	(60,656)	6,451	0
Net income/(loss) from continuing operations attributable to Sohu.com Limited	(54,975)	69,274	(17,343)
Net income/(loss) from discontinued operations attributable to Sohu.com Limited	(31,137)	858,451	0

Net income/(loss) attributable to Sohu.com Limited	$(86,112)	$927,725	$(17,343)

Net income/(loss)	$(128,320)	$934,173	$(17,341)
Foreign currency translation adjustments	11,972	23,474	(83,982)

Other comprehensive income/(loss)	11,972	23,474	(83,982)

Comprehensive income/(loss)	(116,348)	957,647	(101,323)
Less: Comprehensive income/(loss) attributable to noncontrolling interest shareholders	(35,074)	7,966	2

Comprehensive income/(loss) attributable to Sohu.com Limited	(81,274)	949,681	(101,325)

Basic net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(1.39)	$1.75	$(0.50)
Discontinued operations	(0.79)	21.74	0

Net income/(loss) per share	(2.18)	23.49	(0.50)

Shares used in computing basic net income/(loss) per share attributable to Sohu.com Limited	39,452	39,501	34,945

Diluted net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(1.40)	$1.75	$(0.50)
Discontinued operations	(0.79)	21.74	0

Net income/(loss) per share	(2.19)	23.49	(0.50)

Shares used in computing diluted net income/(loss) per share attributable to Sohu.com Limited	39,452	39,501	34,945

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net income/(loss)	$(128,320)	$934,173	$(17,341)
Net income/(loss) from discontinued operations, net of tax	(91,793)	864,902	0
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Amortization of intangible assets and purchased video content in prepaid expense	14,386	12,461	11,308
Depreciation	25,466	23,495	19,990
Share-based compensation expense	14,480	8,578	4,939
Impairment of long-term investment	384	215	11,954
Impairment of other intangible assets and other assets	4,156	1,758	2,040
Investment gain/(loss) from equity investments	465	(6,345)	6,150
Allowance for credit losses	4,884	7,970	116
Change in fair value of financial instruments	1,784	(2,470)	(10,340)
Others	(390)	(909)	(288)
Changes in assets and liabilities:
Accounts receivable	39,979	444	4,504
Prepaid and other assets	(10,276)	(2,770)	(116)
Accounts payable	(3,358)	(904)	(17,552)
Receipts in advance and deferred revenue	(96)	3,776	(4,611)
Tax payables	8,683	(4,968)	19,490
Deferred tax liabilities	102,626	26,239	21,862
Accrued liabilities and other short-term liabilities	(3,252)	(22,231)	(19,863)

Net cash provided by continuing operating activities	163,394	113,610	32,242

Net cash used in discontinued operating activities	(68,187)	(175,888)	0

Net cash provided by/(used in) operating activities	95,207	(62,278)	32,242
Cash flows from investing activities:
Purchase of fixed assets	(6,339)	(6,718)	(8,506)
Purchase of intangible and other assets	(27,441)	(35,489)	(15,335)
Purchase of long-term investments	(114)	(15,891)	0
Purchase of time deposits	0	(188,215)	(90,666)
Proceeds from short-term investments	1,423,600	740,730	1,935,518
Purchase of short-term investments	(1,206,777)	(1,034,337)	(2,060,101)
Other cash proceeds related to investing activities	1,464	2,501	6,301

Net cash provided by/(used in) continuing investing activities	184,393	(537,419)	(232,789)

Net cash provided by discontinued investing activities	235,374	1,054,148	0

Net cash provided by/(used in) investing activities	419,767	516,729	(232,789)
Cash flows from financing activities:
Proceeds from long-term bank loans	92,000	0	0
Proceeds from short-term bank loans	315,550	153,000	0
Repurchase of Sohu Ordinary Shares, represented by ADSs	0	(17,418)	(82,136)
Repayments of loans from banks	(113,952)	(560,550)	0
Acquisition of noncontrolling interests in Changyou Merger	(191,803)	0	0

Net cash provided by/(used in) continuing financing activities	101,795	(424,968)	(82,136)

Net cash used in discontinued financing activities	(8,209)	(9,132)	0

Net cash provided by/(used in) financing activities	93,586	(434,100)	(82,136)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	36,984	20,997	(16,773)

Net increase/(decrease) in cash, cash equivalents and restricted cash	645,544	41,348	(299,456)
Cash, cash equivalents and restricted cash at beginning of year	314,026	959,570	1,000,918

Cash, cash equivalents and restricted cash at end of year	$959,570	$1,000,918	$701,462

Less: Cash, cash equivalents and restricted cash of discontinued operations, end of year	310,203	0	0

Cash, cash equivalents and restricted cash of continuing operations, end of year	649,367	1,000,918	701,462

Supplemental cash flow disclosures from continuing operations:
Cash paid for income taxes	(35,705)	(46,145)	(39,636)
Cash paid for interest expense	(3,778)	(7,633)	0
Barter transactions	4,039	5,086	3,236
Supplemental schedule of non-cash investing activity from continuing operations:
Changes in payables and other liabilities related to fixed assets and intangible assets additions	(20,964)	(19,391)	(8,196)
The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2020
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Noncontrolling Interest

Beginning balance as of January 1, 2020	$1,306,917	39	948,201	0	24,351	(544,137)	878,463
Share-based compensation expense	18,115	0	1,935	0	0	0	16,180
Settlement/adjustment of share-based awards in subsidiary	1,862	0	2,476	0	0	0	(614)
Modification of share-based awards in Changyou	(10,506)	0	0	0	0	0	(10,506)
Net loss attributable to Sohu.com Limited and noncontrolling interest shareholders	(128,320)	0	0	0	0	(86,112)	(42,208)
Repurchase of Sogou Class A Ordinary Shares f rom noncontrolling s hareholders	(8,301)	0	(2,847)	0	0	0	(5,454)
Acquisition of a partially-held subsidiary	642	0	31	0	0	0	611
Impact of adoption of new accounting standards*	(6,656)	0	0	0	0	(4,343)	(2,313)
Acquisition of noncontrolling interests in Changyou Merger	(191,803)	0	2,937	0	(38,059)	0	(156,681)
Other comprehensive income	50,031	0	0	0	42,897	0	7,134

Ending balance as of December 31, 2020	$1,031,981	39	952,733	0	29,189	(634,592)	684,612

*For details see Note 2 - Summary of Significant Accounting Policies - Accounts Receivable, Net - Allowance of credit losses.
The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY Year Ended December 31, 2021 (In thousands)
		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Earnings/(Deficit)	Noncontrolling Interest
Beginning balance as of January 1, 2021	$1,031,981	39	952,733	0	29,189	(634,592)	684,612
Share-based compensation expense	4,427	0	805	0	0	0	3,622
Settlement/adjustment of share-based awards in subsidiary	0	0	7,579	0	0	0	(7,579)
Net income attributable to Sohu.com Limited and noncontrolling interest shareholders	934,173	0	0	0	0	927,725	6,448
Repurchase of Sohu Ordinary Shares, represented by ADSs	(18,776)	0	0	(18,776)	0	0	0
Disposal of noncontrolling interests in Tencent/Sohu Sogou Share Purchase	(687,303)	0	0	0	0	0	(687,303)
Write-down of transaction costs related to business acquisitions	4,211	0	4,211	0	0	0	0
Other comprehensive income	23,474	0	0	0	21,956	0	1,518

Ending balance as of December 31, 2021	$1,292,187	39	965,328	(18,776)	51,145	293,133	1,318

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY Year Ended December 31, 2022 (In thousands)
		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Accumulated Earnings/(Deficit)	Noncontrolling Interest
Beginning balance as of January 1, 2022	$1,292,187	39	965,328	(18,776)	51,145	293,133	1,318
Share-based compensation expense	676	0	676	0	0	0	0
Net loss attributable to Sohu.com Limited and noncontrolling interest shareholders	(17,341)	0	0	0	0	(17,343)	2
Repurchase of Sohu Ordinary Shares, represented by ADSs	(80,778)	(5)	(99,549)	18,776	0	0	0
Acquisition of a partially-held subsidiary	(52)	0	0	0	0	0	(52)
Other comprehensive loss	(83,982)	0	0	0	(83,982)	0	0

Ending balance as of December 31, 2022	$1,110,710	34	866,455	0	(32,837)	275,790	1,268

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	THE COMPANY AND NATURE OF OPERATIONS
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
The Sohu Group is a leading Chinese online media, video, and game business group providing comprehensive online products and services on PCs and mobile devices in the Chinese mainland. The Sohu Group consists of Sohu, which when referred to in this report, unless the context requires otherwise, consists of the businesses of Sohu.com Limited and its corresponding subsidiaries and the VIEs that it consolidates, excluding the businesses and the corresponding subsidiaries of Changyou and the VIEs that Changyou consolidates, and Changyou. As used in this report, “Changyou” refers to Changyou.com Limited, a Cayman Islands exempted company, and, unless the context requires otherwise, includes its subsidiaries and the VIEs that it consolidates, but excludes Fox Information Technology (Tianjin) Limited (“Video Tianjin”) and its subsidiaries. Changyou is an indirect wholly-owned subsidiary of the Company.
Changyou completed its IPO on Nasdaq in April 2009, trading under the symbol “CYOU.” On April 17, 2020, Sohu acquired all outstanding shares of Changyou that it did not already beneficially own pursuant to the merger (the “Changyou Merger”) of an indirect newly-formed wholly-owned subsidiary with and into Changyou, with Changyou being the company surviving the Changyou Merger, and resulting in Changyou being delisted from Nasdaq and continuing as a privately-held company that is an indirect wholly-owned subsidiary of Sohu.com Limited.
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
Prior to the completion of the Tencent/Sohu Sogou Share Purchase (as defined below) on September 23, 2021, Sogou Inc. (“Sogou”) was an indirect controlled subsidiary of the Company. Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017, trading under the symbol “SOGO.” On Septembe
r
23
,
2021
, Sohu completed the transactions contemplated by a Share Purchase Agreement, dated September
29
,
2020
and amended on December
1
,
2020
and further amended on July
19
,
2021
, by and among the Company, the Company’s indirect wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and TitanSupernova Limited (“Tencent Merger Sub”), an indirect wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”) (as so amended, the “Tencent/Sohu Sogou Share Purchase Agreement”), in which Sohu Search sold all of the Class A ordinary shares of Sogou and Class B ordinary shares of Sogou owned by Sohu Search to Tencent Merger Sub at a purchase price of $
9.00
per share (the “Tencent/Sohu Sogou Share Purchase”). The Sohu Group received gross consideration of approximately $
1.18

billion in cash from the Tencent/Sohu Sogou Share Purchase. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, Sohu no longer has any beneficial ownership interest in Sogou.

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
Sohu is a leading Chinese language online media content and services provider, and Changyou is a leading online game developer and operator, in the Chinese mainland. Through the operation of Sohu and Changyou, the Sohu Group generates brand advertising revenues, online game revenues, and other revenues. Brand advertising and online games are the Sohu Group’s core businesses. Prior to the completion of the Tencent/Sohu Sogou Share Purchase, the Sohu Group also generated search and search-related advertising revenues through the discontinued operations of Sogou. Most of the Sohu Group’s operations are conducted through the Group’s Chinese mainland-based subsidiaries and consolidated VIEs.
The principal subsidiaries and VIEs through which the Group conducted its business operations as of December 31, 2022 are described below:

Name of Entity	Date of Incorporation	Place of Incorporation	Effective Interest held through equity ownership/contractual arrangements.

Subsidiaries:

Sohu.com (Hong Kong) Limited	Incorporated on April 19, 2000	Hong Kong	100%
Beijing Sohu New Era Information Technology Co., Ltd. (“Sohu Era”)	Incorporated on July 25, 2003	People’s Republic of China	100%
Sohu.com (Search) Limited (“Sohu Search”)	Incorporated on October 28, 2005	Cayman Islands	100%
Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”)	Incorporated on June 19, 2006	People’s Republic of China	100%
Changyou.com Limited	Incorporated on August 6, 2007	Cayman Islands	100%
Changyou.com (HK) Limited (“Changyou HK”)	Incorporated on August 13, 2007	Hong Kong	100%
Beijing AmazGame Age Internet Technology Group Co., Ltd. (“AmazGame”)	Incorporated on September 26, 2007	People’s Republic of China	100%
Sohu.com (Game) Limited (“Sohu Game”)	Incorporated on February 11, 2008	Cayman Islands	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Incorporated on October 29, 2009	People’s Republic of China	100%
Changyou.com Korea LLC	Incorporated on January 7, 2010	Korea	100%
Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”)	Incorporated on May 31, 2010	People’s Republic of China	100%
Fox Information Technology (Tianjin) Limited	Incorporated on November 17, 2011	People’s Republic of China	100%
Sohu Focus Limited	Incorporated on July 11, 2013	Cayman Islands	100%
Sohu Focus (HK) Limited (“Focus HK”)	Incorporated on July 26, 2013	Hong Kong	100%
Beijing Changyou Chuangxiang Software Technology Co., Ltd. (“Changyou Chuangxiang”)	Incorporated on November 8, 2016	People’s Republic of China	100%

VIEs:

Beijing Century High-Tech Investment Co., Ltd. (“High Century”)	Incorporated on December 28, 2001	People’s Republic of China	100%
Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”)	Incorporated on February 7, 2002	People’s Republic of China	100%
Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”)	Incorporated on July 31, 2003	People’s Republic of China	100%
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Incorporated on August 23, 2007	People’s Republic of China	100%
Beijing Sohu Donglin Advertising Co., Ltd. (“Donglin”)	Incorporated on May 17, 2010	People’s Republic of China	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Consolidated beginning on May 28, 2010	People’s Republic of China	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Incorporated on August 5, 2010	People’s Republic of China	100%
Tianjin Jinhu Culture Development Co., Ltd (“Tianjin Jinhu”)	Incorporated on November 24, 2011	People’s Republic of China	100%
Beijing Focus Interactive Information Service Co., Ltd. (“Focus Interactive”)	Incorporated on July 15, 2014	People’s Republic of China	100%
Guangzhou Qianjun Network Technology Co., Ltd. (“Guangzhou Qianjun”)	Consolidated beginning on November 25, 2014	People’s Republic of China	100%

Sohu’s Business
Brand Advertising Business
Sohu’s main business is the brand advertising business, which offers to users, over Sohu’s matrices of Chinese language online media, various content, products and services across multiple Internet-enabled devices such as mobile phones, tablets and PCs. The majority of Sohu’s products and services are provided in the Chinese mainland through Sohu Media Portal, Sohu Video and Focus.

•
Sohu Media Portal.
Sohu Media Portal is a leading online news, information and content services provider in the Chinese mainland. It provides users with access to comprehensive content through the mobile phone application Sohu News APP, the mobile portal m.sohu.com and www.sohu.com for PCs;

•
Sohu Video.
Sohu Video is an online video content and services provider in the Chinese mainland through the mobile phone application Sohu Video APP, tv.sohu.com and the video application ifox for PCs; and

•	Focus. Focus (www.focus.cn) is an online real estate information and services provider in the Chinese mainland.
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

PC Games
PC gam
es are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end
game access software be installed on the computers used. Changyou’s dominant game is Tian Long Ba Bu (“TLBB PC”), a PC based client-end
game. For the year ended December 31, 2022, revenues from TLBB PC were $
378.5
million, accounting for approximately
65
% of Changyou’s online game revenues, approximately
64
% of Changyou’s total revenues, and approximately
52
% of the Sohu Group’s total revenues.

Mobile Games
Mobil
e games are played on mobile devices and require an Internet connection. In the second quarter of 2017, Changyou launched a mobile game, Legacy TLBB Mobile, which is operated by Tencent under license from Changyou. For the year ended December 31, 2022, revenues from Legacy TLBB Mobile were $72.6 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 12% of Changyou’s total revenues, and approximately 10% of the Sohu Group’s total revenues.
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
Sogou’s Business (Discontinued)
Between the Company’s entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria for discontinued operations. Accordingly, the results of Sogou’s operations were excluded from Sohu’s results from continuing operations and income and expenses that were generated by Sogou are reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income. The Company ceased consolidating Sogou in the Company’s consolidated financial statements after September 23, 2021. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison.
Prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, the Group’s search and search-related business consisted primarily of search and search-related advertising services offered by Sogou. Sogou also offered Internet value-added services primarily with respect to the operation of Web games and mobile games developed by third parties, and offered other products and services.

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
VIE Consolidation
Under ASC 810, if an entity has (i) the power to direct the activities of a VIE that most significantly affect the VIE’s economic performance and (ii) the right to receive economic benefits from the VIE that could be significant to the VIE, then such entity will be considered as holding a controlling financial interest in the VIE, which will make such entity a primary beneficiary of, and will require such entity to consolidate, the VIE. The VIEs through which the Sohu Group conducts a substantial portion of its business operations are wholly owned, directly or indirectly, by certain employees of the Sohu Group as nominee shareholders. For those VIEs with which the Sohu Group has contractual arrangements and with their nominee shareholders, management made evaluations of the relationships between the Sohu Group and such VIEs and the economic benefit flow of such contractual arrangements with such VIEs. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Sohu Group controls 100% of the nominee shareholders’ voting interests in such VIEs and the fact that any such VIE, if it has one or more wholly-owned subsidiaries that are also VIEs that the Sohu Group consolidates, holds and controls 100% of the shareholder’s voting interests in such subsidiary or subsidiaries even if any such subsidiary itself is not a party to any VIE contract with the Sohu Group. As a result of such evaluation, management concluded that the Sohu Group holds a controlling financial interest in all of the VIEs that it consolidates because the Sohu Group has the power to direct the activities of such VIEs that most significantly affect their economic performances and the right to receive economic benefits that could be significant to such VIEs and that, therefore, the Sohu Group is the primary beneficiary of, and is required under ASC 810 to consolidate, all of such VIEs.
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
Noncontrolling Interest for Changyou
Prio
r to the completion of the Changyou Merger on April 17, 2020, the Company consolidated Changyou in its consolidated financial statements, and also recognized noncontrolling interest reflecting the economic interest in Changyou held by Changyou noncontrolling shareholders. Changyou’s net income/(loss) attributable to the Changyou noncontrolling shareholders is recorded as noncontrolling interest in the Sohu Group’s consolidated statements of comprehensive income, based on the noncontrolling shareholders’ share of the economic interest in Changyou. Changyou’s cumulative results of operations attributable to the Changyou noncontrolling shareholders, along with changes in shareholders’ equity, adjustment for share-based compensation expense in relation to those share-based awards which are unvested and vested but not yet settled and adjustment for changes in the Company’s ownership in Changyou, are recorded as noncontrolling interest in the Sohu Group’s consolidated balance sheets. As a result of the completion of Sohu’s acquisition of the noncontrolling interests in Changyou on April 17, 2020, the Company beneficially holds and controls 100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou. The Company consolidates Changyou in its consolidated financial statements, and no noncontrolling interests are recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.

Noncontrolling Interest for Sogou
Prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, as Sogou’s controlling shareholder, the Company consolidated Sogou in its consolidated financial statements as discontinued operations, and recognized noncontrolling interest reflecting economic interests in Sogou held by Sogou noncontrolling shareholders. Sogou’s net income/(loss) attributable to the Sogou noncontrolling shareholders is recorded as net income/(loss) from discontinued operations attributable to the noncontrolling shareholders in the Company’s consolidated statements of comprehensive income, based on the noncontrolling shareholders’ share of the economic interest in Sogou. Sogou’s cumulative results of operations attributable to the Sogou noncontrolling shareholders, along with changes in shareholders’ equity and adjustment for share-based compensation expense in relation to share-based awards that were unvested and vested but not yet settled and adjustment for changes in the Company’s ownership in Sogou, were recorded as noncontrolling interest in the Sohu Group’s consolidated balance sheets. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, the Company no longer has any beneficial ownership interest in Sogou.
Segment Reporting
The Sohu Group’s segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer.
Revenue Recognition
Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The recognition of revenues involves certain management judgments, including the estimation of the fair value of an advertising-for-advertising
barter transaction, volume-based sales rebates, estimated lives of virtual items purchased by game players, and allocation of upfront license fees for licensed-out
games between license and post-sale services. The Group does not believe that significant management judgments are involved in revenue recognition, but the amount and timing of the Group’s revenues could be different for any period if management made different judgments or utilized different estimates.

The following table presents the Group’s revenues disaggregated by products and services:

	Year Ended December 31, 2020 (in thousands)
	Sohu	Changyou	Total

Brand advertising:
Sohu Media Portal	$86,293	0	86,293
Sohu Video	25,312	0	25,312
Focus	23,281	0	23,281
17173.com Website	0	11,640	11,640
Online games:
PC games	0	353,737	353,737
Mobile games	0	182,947	182,947
Others	66,658	22	66,680

Total	$201,544	548,346	749,890

	Year Ended December 31, 2021 (in thousands)
	Sohu	Changyou	Total

Brand advertising:
Sohu Media Portal	$75,408	0	75,408
Sohu Video	26,803	0	26,803
Focus	22,013	0	22,013
17173.com Website	0	10,743	10,743
Online games:
PC games	0	469,332	469,332
Mobile games	0	168,893	168,893
Others	62,382	2	62,384

Total	$186,606	648,970	835,576

	Year Ended December 31, 2022 (in thousands)
	Sohu	Changyou	Total

Brand advertising:
Sohu Media Portal	$60,789	0	60,789
Sohu Video	19,620	0	19,620
Focus	15,962	0	15,962
17173.com Website	0	6,862	6,862
Online games:
PC games	0	425,744	425,744
Mobile games	0	159,680	159,680
Others	45,215	0	45,215

Total	$141,586	592,286	733,872

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
Under the CPC model, there is no fixed price for advertising services stated in the contract with the advertiser and the unit price for each click is auction-based. The Group charges advertisers on a per-click
basis, when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with the Group’s pricing practices for similar advertisers, the Group recognizes revenue based on qualifying clicks and unit prices upon the occurrence of the clicks, provided all revenue recognition criteria have been met.
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

Other Revenues
Other revenues consist primarily of revenues from paid subscription services, interactive broadcasting services, and revenue sharing from other platforms.
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for credit losses is estimated based upon the Group’s assessment of various factors, including past collection experience and consideration of current and future economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2022 were not material. The allowance for credit losses was
$
13.9
million and $
12.4

million, respectively, as of December 31, 2022 and 2021
.
Contract liabilities are presented as receipts in advance and deferred revenue on the consolidated balance sheets of the Group.
Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the brand advertising business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was
$
47.0
million for the year ended December 31,
2022
.
There was no significant change in the contract assets and contract liability balances during 2022.
Revenue recognized in 2022 from performance obligations related to prior years was not material.
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
Cost of Revenues
Cost of Brand Advertising Revenues
Cost of brand advertising revenues mainly consists of salary and benefits expenses, content and license costs, and costs incurred for related content marketing campaigns. For self-developed video content, production costs incurred in excess of the amount of revenue contracted for are expensed as incurred.
Cost of Online Game Revenues
Cost of online game revenues mainly consists of revenue-sharing payments, bandwidth service costs, salary and benefits expenses, and content and license costs.
Cost of Other Revenues
Cost of other revenues mainly consists of revenue-sharing payments related to paid subscription services, content and license costs related to paid subscription services, and revenue-sharing payments related to interactive broadcasting services.

Product Development Expenses
Product development expenses mainly consist of salary and benefits expenses, content and license costs, depreciation and amortization expenses, professional fees, and facilities expenses. These expenses are incurred for the enhancement and maintenance of the Sohu Group’s Internet platforms as well as for its products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.
Sales and Marketing Expenses
Sales and marketing expenses mainly consist of advertising and promotional expenses, salary and benefits expenses, travel and entertainment expenses, and professional fees. Advertising and promotional expenses generally represent the expenses of promotions to create or stimulate a positive image of the Sohu Group or a desire to subscribe for the Group’s products and services. Advertising and promotional expenses are expensed as incurred.
General and Administrative Expenses
General and administrative expenses mainly consist of salary and benefits expenses, professional fees, facilities expenses, share-based compensation expense, and travel and entertainment expenses.
Share-based Compensation Expense
Sohu (excluding Fox Video Limited (“Fox Video,” which was referred to in the Company’s previous annual reports on Form 20-F as “Sohu Video”) and Changyou have incentive plans, and Fox Video before January 4, 2022 had an incentive plan, for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.
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
After the
 completion of the Changyou Merger, the board of directors of the Company (the “Sohu Board”) approved a modification plan for the granted but unvested share options under the Changyou 2014 Share Incentive Plan and the Changyou 2019 Share Incentive Plan (the “Changyou Plans’ Modification”). After the Changyou Plans’ Modification, liability is
accrued over the service period based on a fixed price of $
5.39
per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $
5.40
per Changyou Class A ordinary share minus the
per-share
exercise price of $
0.01
of such options. No subsequent fair value
re-measurement
will be made given the awards are obligations based on a fixed amount of $
5.39
per Changyou Class A ordinary share.
Sohu (excluding Fox Video) and Changyou Share-based Awards
Sohu (excluding Fox Video) Share-based Awards
In determining the fair value of share options granted by Sohu (excluding Fox Video) as share-based awards, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied. In determining the fair value of restricted share units granted, the public market price of the underlying shares on the grant dates was applied.
Up
on the dissolution of Sohu.com Inc. on May 31, 2018, Sohu.com Limited assumed all then existing obligations of Sohu.com Inc. with respect to equity incentive awards that had been granted under Sohu.com Inc.’s Amended and Restated 2010 Stock Incentive Plan (the “Sohu 2010 Stock Incentive Plan”) and remained outstanding, and such awards were converted into the right to receive upon exercise or settlement Sohu.com Limited’s ordinary shares under the Sohu.com Limited 2018 Share Incentive Plan (the “Sohu 2018 Share Incentive Plan”) rather than shares of the common stock of Sohu.com Inc., subject to the other terms of such outstanding awards. Options for the purchase of Sohu.com Limited’s ordinary shares, including options converted from those contractually granted under the Sohu 2010 Stock Incentive Plan, are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets.

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
Changyou Share-based Awards
Optio
ns for the purchase of Changyou Class A ordinary shares contractually granted under the Changyou 2014 Share Incentive Plan and the Changyou 2019 Share Incentive Plan are subject to vesting in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets. Under ASC
718-10-25,
no grant date can be established until a mutual understanding is reached between Changyou and the recipients clarifying the subjective performance requirements. In accordance with ASC
718-10-55,
as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured
on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimates of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values at the grant date. In determining the fair values of Changyou share options granted, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied.
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
is
accrued over the service period based on the fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.
As of December 31, 2022, 6,826,000 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. Cumulative share-based compensation expense of $27.8 million was accrued based on the fixed price of $5.39 per Changyou Class A ordinary share.
Compensation Expense Recognition
For options and restricted share units granted with respect to Sohu (excluding Fox Video) shares and Changyou shares, compensation expense is recognized on a graded vesting method upon the requisite service period and certain subjective performance targets being met. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and no compensation expense is recorded for the number of awards so estimated.
Fox Video Share-based Awards
On January 4, 2012, Fox Video, a Cayman Islands company that was wholly owned by Sohu.com Limited and before June 16, 2022 was the Offshore holding entity of the Sohu Group’s online video business, adopted a 2011 Share Incentive Plan (the “Fox Video Share Incentive Plan,” which was referred to in the Company’s previous annual reports on Form 20-F as the “Sohu Video Share Incentive Plan”). The Fox Video Share Incentive Plan provided for the issuance of up to 25,000,000
ordinary shares of Fox Video (representing approximately
10%
of the outstanding Fox Video ordinary shares on a fully-diluted basis) to management and key employees of the online video business and to Sohu management. The maximum term of any share-based award granted under the Fox Video Share Incentive Plan was ten years
from the grant date. The Fox Video Share Incentive Plan expired on January 4, 2022
.

A
s of December 31, 2022, grants of options for the purchase of 16,368,200 ordinary shares of Fox Video had been contractually made and were subject to vesting in four equal installments,
with each installment vesting upon a service period requirement, as well as specified performance targets for the corresponding period, being met. As of December 31, 2022, options for the purchase of
4,972,800
Fox Video ordinary shares had vested.

For purposes of ASC 718-10-25, no grant date had occurred as of December 31, 2022, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. In accordance with ASC 718-10-55, the Group’s management determined that the service inception date with respect to the vested option awards for the purchase of
4,972,800

shares had preceded the grant date. Therefore, the Group recognized compensation expense for those vested Fox Video share-based awards and re-measured
the compensation expense on each subsequent reporting date based on the then-current fair values of these vested awards.
On June 16, 2022, Fox Video (HK) Limited (“Video HK”), a wholly-owned subsidiary of Fox Video, transferred all of its equity interests in Video Tianjin to AmazGame, and Fox Video was dissolved on March 9, 2023. As a result, Fox Video is no longer the Offshore holding entity of the Sohu Group’s online video business and there are no longer any options for the purchase of Fox Video ordinary shares under the Fox Video Share Incentive Plan.
Taxation
Chinese Mainland Income Tax
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
The Group’s deferred tax assets are related to net operating losses and temporary book versus tax basis differences for its Chinese mainland-based subsidiaries and the VIEs that it consolidates, which are subject to income tax in the Chinese mainland.
Chinese Mainland Withholding Tax on Dividends
Dividends distributed by foreign-invested enterprises in the Chinese mainland to their immediate holding companies outside the Chinese mainland are subject to a 10% withholding tax. A lower withholding tax rate may be applied if there is a tax treaty between the Chinese mainland and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to
a

5
%

withholding tax rate under an arrangement between the Chinese mainland and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income,” if such holding company is considered a non-Chinese
mainland resident enterprise and holds at least
25
%
of the equity interests in the Chinese mainland foreign-invested enterprise distributing the dividends, subject to approval of the local tax authority in the Chinese mainland. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividend will remain subject to a withholding tax rate of

10
%.
Chinese Mainland Value Added Tax
All of the Sohu Group’s revenues have been subject to VAT since May 1, 2016. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of
6
%)
and the available input VAT amount (at the rate applicable to the supplier).
Taxation on distributions from VIEs to Subsidiaries
Pursuant to the contractual agreements with the VIEs and their respective shareholders, the Sohu Group’s Chinese mainland subsidiaries charge the VIEs service fees. For income tax purposes, the Sohu Group’s Chinese mainland subsidiaries and the VIEs file income tax returns on a separate basis. The service fees paid by the VIEs are deductible by the VIEs for Chinese mainland income tax purposes and are recognized as income by the Sohu Group’s Chinese mainland subsidiaries.
U.S. Corporate Income Tax
Sohu.com Inc., which was formerly the
top-tier
publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. federal corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and of up to 35% for prior tax years. U.S. federal tax legislation signed into law on December 22, 2017, commonly referred to as the Tax Cuts and Jobs Act (the “U.S. TCJA”), significantly modified the U.S. Internal Revenue Code by, among other things, reducing the maximum statutory U.S. federal corporate income tax rate from
35
% to
21
% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a partial territorial tax system with a one-time
transition tax (the “Toll Charge”) on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings.

Treatment of Toll Charge Related to the U.S. TCJA
Beginnin
g in the fourth quarter of 2017, the Sohu Group had recognized a provisional amount of income tax expense for the Toll Charge of $219 million, which represented management’s estimate of the amount of the Toll Charge that would have been payable by Sohu.com Inc. based on the deemed repatriation to the United States of its share of previously deferred earnings of certain of its
non-U.S.
subsidiaries, offset by a reduction of $4 million in liability for deferred U.S. income tax, as a result of the U.S. TCJA. The Sohu Group included the provisional amount of the Toll Charge of $219 million in its interim financial statements through the quarter ended September 30, 2018, in reliance on Staff Accounting Bulletin No. 118 (“SAB 118”).
F
or the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. Internal Revenue Service (the “IRS”). As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142
million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2022. In addition, the Sohu Group accrued $6 million,
$5 million and $8
million, respectively, in interest on the unrecognized tax benefit for the years of 2020, 2021 and 2022.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2022, such as any IRS assessments upon audit and management’s further judgment and estimates.
Uncertain Tax Positions
The Sohu Group is subject to various taxes in different jurisdictions, but primarily the Chinese mainland. Management reviews regularly the adequacy of the provisions for taxes as they relate to the Group’s income and transactions. In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step
approach for tax position measurement and financial statement recognition. For the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.
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
is
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
Level 2 - include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - unobservable inputs which are supported by little or no market activity.

The Sohu Group’s financial instruments consist primarily of cash equivalents, restricted cash, short-term investments, accounts receivable, other current assets, long-term investments, long-term time deposits, accounts payable, accrued liabilities, other short-term liabilities, and long-term other payables.
Cash Equivalents
The Sohu Group’s cash equivalents mainly consist of time deposits with original maturities of three months or less, notice deposits, and investments in money market funds.
Short-term Investments
Th
e Sohu Group’s short-term investments mainly consist of investments in financial instruments with a variable interest rate and time deposits with maturities of three months to one year. For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets and time deposits, the Sohu Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.
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

Accounts receivable, net, as of December 31, 2021 and 2022 consisted of the following (in thousands):

	As of December 31,
	2021	2022
Accounts receivable, net
Accounts receivable	$94,908	$81,453
Less: Allowance for credit losses	(12,358)	(13,912)

	$82,550	$67,541
The following table presents the aging analysis of accounts receivable as of December 31, 2021 and 2022 (in thousands):

	As of December 31,
	2021	2022
Less than 179 days	$79,155	$63,744
180-359 days	7,437	4,526
360 days and greater	8,316	13,183

Total	$94,908	$81,453
The movement of allowance for credit losses for the years ended December 31, 2020, 2021 and 2022 was as follows (in thousands):

	For the year ended December 31,
	2020	2021	2022

Balance at the beginning of year	$3,956	$7,007	$12,358

Changes on initial application of ASU 2016-13 (1)	3,383	0	0
Additional allowance for credit losses, net of recoveries	2,419	6,292	3,279

Write-offs	(3,231)	(1,155)	(585)
Exchange difference	480	214	(1,140)

Balance at the end of year	$7,007	$12,358	$13,912
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

Long-term
Time Deposits
The Sohu Group electe
d the fair value method at the date of initial recognition of time deposits with maturities over one year and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.
Long-Lived Assets
Long-lived assets include fixed assets and intangible assets.
Fixed Assets
Fixed
assets mainly comprise office buildings, leasehold
and
 building improvements, vehicles, office
furniture,
and computer equipment and hardware. Fixed assets are recorded at cost less accumulated depreciation with no residual value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Fixed Assets	Estimated Useful Lives (years)
Office buildings	36-47
Leasehold and building improvements	Lesser of term of the lease or the estimated useful lives of the assets
Vehicles	4
Office furniture	5
Computer equipment and hardware	4-5
Expenditure for maintenance and repairs is expensed as incurred.
The gain or loss on the disposal of fixed assets is the difference between the net sale proceeds and the carrying value of the relevant assets and is recognized in operating expenses in the consolidated statements of comprehensive income.
Intangible Assets
Intang
ible assets mainly comprise purchased video content, operating rights for licensed games, domain names and trademarks, computer software, and developed technologies.
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
Lease
Under ASU
2016-02,
Leases (Topic 842), the Sohu Group determines if an arrangement is or contains a lease at inception.
Right-of-use
assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. Certain lease agreements may contain an option to renew a lease for a term agreed to by the Sohu Group and the lessor, or an option to terminate a lease earlier than the expiration date. The Sohu Group considers these options in determining the lease term on a lease-by-lease
basis. The Sohu Group only considers payments that are fixed and determinable at the time of lease commencement. In accordance with ASC 842-20-25, the Sohu Group also elected to keep leases with an initial term of 12 months or less off the balance sheet.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports in its financial statements provisional amounts for the items for which the accounting is incomplete. If a measurement period adjustment is identified, the Group recognizes the adjustment as part of the acquisition accounting. The Sohu Group increases or decreases the provisional amounts of identifiable assets or liabilities by means of increases or decreases in goodwill for measurement period adjustments.
In accordance with ASC 350, the Group does not amortize goodwill, but tests it for impairment. The Group tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group adopted ASU
No. 2017-04,
Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. For reporting units applying a qualitative assessment first, the Group starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of each reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, but limited to the total amount of goodwill allocated to that reporting unit. For the reporting unit under the Sohu segment, management determined that a quantitative assessment was most appropriate. For the reporting unit under the Changyou segment, management performed a qualitative assessment to determine whether it was more likely than not that the fair value of the reporting unit was less than its carrying amount.

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
Functional Currency and Foreign Currency Translation
An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and intra-Group transactions and arrangements. The functional currency of Sohu.com Limited, and its predecessor Sohu.com Inc., is the U.S. dollar. The functional currency of the Sohu Group’s subsidiaries in the U.S., the Cayman Islands, the British Virgin Islands and Hong Kong is the U.S. dollar. The functional currencies of the Sohu Group’s subsidiaries in other countries and regions are the currencies of those counties and regions, rather than the U.S. dollar. The functional currency of the subsidiaries and the VIEs that the Sohu Group consolidates in the Chinese mainland is the RMB.
Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured
at the applicable rates of exchange in effect at that date. Nonmonetary assets and liabilities denominated in foreign currencies are measured using historical exchange rates. Gains and losses resulting from foreign currency re-measurement
are included in the consolidated statements of comprehensive income.
For foreign currency translations, financial statements of entities with a functional currency other than the U.S. dollar are translated into U.S. dollars, which is the reporting currency. Assets and liabilities are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the year, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating a foreign currency to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.
Impact of Recently Issued Accounting Pronouncements
The accounting standards that the Sohu Group adopted beginning January 1, 2022 did not have a significant impact on the Sohu Group’s consolidated financial statements.

3.	DISCONTINUED OPERATIONS
Discontinued Operation of Sogou
Between Sohu’s entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria for discontinued operations. Accordingly, the results of operations for Sogou’s business prior to the completion of the Tencent/Sohu Sogou Share Purchase are excluded from Sohu’s results from continuing operations in the Sohu Group’s consolidated statements of comprehensive income and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Additionally, as of December 31, 2020, the related assets and liabilities associated with the discontinued operations with respect to Sogou were classified as assets held for sale and liabilities held for sale associated with discontinued operations in the Sohu Group’s consolidated balance sheets to provide comparable financial information. Long-lived assets have not been depreciated or amortized after they were classified as held for sale. As a result, for the year ended December 31, 2020 and the period ended September 23, 2021, depreciation and amortization expenses of

$
17.0
 million and $
46.7
 million were not recognized for long-lived assets accordingly. On September 23, 2021, the Tencent/Sohu Sogou Share Purchase
was
completed, and Sohu recognized gain of approximately $

 million, net of transaction and other costs, which is included in income from discontinued operations. After September 23, 2021, Sohu no longer had any ownership interest in Sogou.
The following tables set forth the results of operations and cash flows of discontinued operations with respect to Sogou, that were included in the Sohu Group’s consolidated financial statements (in thousands):

	Year Ended December 31,
	2020	2021 (1)
Revenues	$924,664	$407,607
Cost of revenues	722,614	274,408

Gross profit	202,050	133,199

Operating expenses:
Research and development (2)	193,376	141,506
Sales and marketing (2)	102,523	53,481
General and administrative (2)	29,271	11,854
Total operating expenses	325,170	206,841

Operating loss	(123,120)	(73,642)

Interest income	2,807	2,377
Interest expense	0	(761)
Foreign currency exchange loss	(7,767)	(848)
Other income, net	38,633	81,655

Income/(loss) from discontinued operations before income tax expense	(89,447)	8,781
Income tax expense/(benefit)	2,346	(1,112)

Results of operations from discontinued operations, net of tax	(91,793)	9,893
Gain on disposal of discontinued operations	0	855,009

Net income/(loss) from discontinued operations, net of tax	(91,793)	864,902

	Year Ended December 31,
	2020	2021 (1)(3)

Statutory Rate:	25%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs	(18%)	127%
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	(3%)	(90%)
Changes in valuation allowance for deferred tax assets	(43%)	349%
Research and development super-deduction and other permanent book-tax differences	35%	(249%)
Capital gains from equity investments	1%	(175%)

	(3%)	(13%)

	Year Ended December 31,
	2020	2021 (1)

Net cash used in discontinued operating activities	$(68,187)	$(175,888)
Net cash provided by discontinued investing activities	235,374	1,054,148
Net cash used in discontinued financing activities	(8,209)	(9,132)
Note (1): Includes the financial results of the discontinued operations from January 1, 2021 to September 23, 2021.
Note (2): Expenses generated from marketing services between the Sohu Group and Sogou, and leasing expenses generated from a building that Sohu leased to Sogou were not eliminated because those expenses continued after the disposal of the discontinued operations.
Note (3): The changes in the effective tax rate for the period ended September 23, 2021 resulted from the lower income from discontinued operations before income tax expense.

4.	SEGMENT INFORMATION
The Sohu Group’s segments are business units that offer different services and are reviewed separately by the CODM in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer. There are two segments in the Sohu Group, consisting of Sohu and Changyou. Before Sohu’s entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020, there were three segments in the Sohu Group, consisting of Sohu, Changyou, and Sogou. Between September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria to be classified as discontinued operations. Accordingly, Sogou’s historical financial results are reflected in Sohu’s consolidated financial statements as discontinued operations. The Sohu Group segments consisted of Sohu and Changyou thereafter. As most of the Sohu Group’s long-lived assets are located in, and substantially all of the revenues of the Sohu Group’s reportable segments are derived from the Chinese mainland, where the Sohu Group’s services and products are provided to customers, no geographical information is presented.
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

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $
26.4
 million and
$
13.5
 million, respectively, for the year ended December 31, 2020.

Note (2): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2021

	Sohu	Changyou	Eliminations	Consolidated

Revenues	$186,606	$648,970	$0	$835,576
Segment cost of revenues (1)	(113,881)	(90,517)	4	(204,394)

Segment gross profit	72,725	558,453	4	631,182
SBC in cost of revenues (2)	(1)	(276)	0	(277)

Gross profit	72,724	558,177	4	630,905

Operating expenses:
Product development (1)	(113,186)	(151,773)	0	(264,959)
Sales and marketing (1)	(126,126)	(56,396)	0	(182,522)
General and administrative (1)	(36,949)	(40,702)	0	(77,651)
SBC in operating expenses (2)	(804)	(7,497)	0	(8,301)

Total operating expenses	(277,065)	(256,368)	0	(533,433)

Operating profit/(loss)	(204,341)	301,809	4	97,472

Other income				29,416
Interest income				15,641
Interest expense				(7,500)
Exchange difference				(3,462)

Income before income tax expense				131,567
Income tax expense				(62,296)

Net income from continuing operations				69,271
Net income from discontinued operations				864,902

Net income				$934,173

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $
23.4
 million and
$
12.6
 million, respectively, for the year ended December 31, 2021.
Note (2): “SBC” stands for share-based compensation expense
.

	Year Ended December 31, 2022
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$141,586	$592,286	$0	$733,872

Segment cost of revenues (1)	(98,373)	(93,009)	0	(191,382)

Segment gross profit	43,213	499,277	0	542,490
SBC in cost of revenues (2)	(47)	(144)	0	(191)

Gross profit	43,166	499,133	0	542,299

Operating expenses:
Product development (1)	(120,431)	(138,315)	0	(258,746)
Sales and marketing (1)	(167,837)	(57,515)	0	(225,352)
General and administrative (1)	(32,494)	(21,832)	0	(54,326)
SBC in operating expenses (2)	(630)	(4,118)	0	(4,748)

Total operating expenses	(321,392)	(221,780)	0	(543,172)

Operating profit/(loss)	(278,226)	277,353	0	(873)

Other income				17,643
Interest income				17,311
Exchange difference				6,524

Income before income tax expense				40,605
Income tax expense				(57,946)

Net loss				$(17,341)

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $
19.8
 million and
$
11.5
 million, respectively, for the year ended December 31, 2022.
Note (2): “SBC” stands for share-based compensation expense.

	As of December 31, 2021

	Sohu	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$929,851	$69,098	$0	$998,949
Accounts receivable, net	48,108	34,442	0	82,550
Fixed assets, net (1)	170,213	159,784	0	329,997
Total assets (2)	$2,294,537	$2,610,964	$(2,659,716)	$2,245,785
Note (1): Total additions to fixed assets of Sohu and Changyou were $
7.1
 million and
$
1.4
 million, respectively, for the year ended December 31, 2021.
Note (2): The elimination for segment assets mainly consists of elimination of intra-Group loans between Sohu and Changyou, and elimination of long-term investments in subsidiaries and consolidated
VIEs.

	As of December 31, 2022

	Sohu	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$466,976	$230,845	$0	$697,821
Accounts receivable, net	38,969	28,572	0	67,541
Fixed assets, net (1)	148,447	139,779	0	288,226
Total assets (2)	$1,891,414	$2,572,768	$(2,486,406)	$1,977,776
Note (1): Total additions to fixed assets of Sohu and Changyou were
$
4.6
 million and
$
1.0
 million, respectively, for the year ended December 31, 2022.
Note (2): The elimination for segment assets mainly consists of elimination of intra-Group loans between Sohu and Changyou, and elimination of long-term investments in subsidiaries and consolidated VIEs
.

5.	SHARE-BASED COMPENSATION EXPENSE
Sohu (excluding Fox Video) and Changyou have incentive plans, and Fox Video before January 4, 2022 had an incentive plan, for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.
Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2020, 2021 and 2022 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2020	2021	2022

Cost of revenues	$720	$277	$191
Product development expenses	7,325	3,904	2,026
Sales and marketing expenses	460	166	128
General and administrative expenses	5,975	4,231	2,594

	$14,480	$8,578	$4,939

Share-based compensation expense was recognized for share awards of Sohu (excluding Fox Video), Changyou and Fox Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2020	2021	2022

For Sohu (excluding Fox Video) share-based awards	$2,633	$1,849	$677
For Changyou share-based awards	12,545	7,773	4,262
For Fox Video share-based awards	(698)	(1,044)	0

	$14,480	$8,578	$4,939

The negative amounts in the tables above resulted from
re-measured
compensation expense based on the then-current fair value of the awards on the reporting date.
There was no capitalized share-based compensation expense for the years ended December 31, 2022, 2021 and 2020.

6.	ADVERTISING AND PROMOTIONAL EXPENSES
Advertising and promotional expenses are included in sales and marketing expenses and are expensed as incurred. For the years ended December 31, 2022, 2021 and 2020, advertising and promotional expenses recognized in the consolidated statements of comprehensive income were $151.5 million, $98.5 million and $84.7 million, respectively.

7.	OTHER INCOME, NET
The following table summarizes the Sohu Group’s other income/(expense) (in thousands):

	Year Ended December 31,
	2020	2021	2022
Income from short-term investments	4,303	5,260	13,430
Rental income from Sogou (1)	9,793	10,427	10,025
Additional deduction of Chinese mainland value-added tax and individual tax refund	6,169	4,827	4,952
Government grant	5,928	418	4,608
Donations	(1,460)	(1,565)	(31)
Investment income/(loss)	3	6,352	(5,381)
Impairment loss on equity investments (2)	(384)	(215)	(11,954)
Others	1,641	3,912	1,994

	$25,993	$29,416	$17,643

Note (1): Sogou leases from Sohu, on an arms-length basis, office space at Sohu.com Internet Plaza under a lease that expires on December 31, 2022. The cash receipts from this lease within operating activities for 2022, 2021 and 2020 were

$
9.1 million, $12.3 million and $12.1 million, respectively.
Note (2): In the fourth quarter of 2022, the Sohu Group recognized an
impairment loss of
$12.0
million for an equity investment in a third-party online game developer.

8.	BALANCE SHEET COMPONENTS (IN THOUSANDS)

	As of December 31,
	2021	2022
Accounts receivable, net

Accounts receivable	$94,908	81,453
Allowance for credit losses	(12,358)	(13,912)

	$82,550	67,541

The following table presents the movement of allowances for credit losses for the years of 2020, 2021 and 2022:

	Balance at the beginning of year	Changes on initial application of ASU 2016-13	Additional allowance for credit losses, net of recoveries	Write-offs	Exchange difference	Balance at the end of year
2020	3,956	3,383	2,419	(3,231)	480	7,007
2021	7,007	0	6,292	(1,155)	214	12,358
2022	12,358	0	3,279	(585)	(1,140)	13,912

	As of December 31,
	2021	2022
Prepaid and other current assets
Matching loan due from a related party (See Note 9)	$34,123	$34,123
Prepaid revenue-sharing cost	12,428	12,552
Prepaid taxes	28,719	11,468
Prepaid content and license costs	8,694	7,349
Prepaid advertising and promotion fee	4,685	3,437
Prepaid professional fees	2,432	1,999
Prepaid rental deposits	1,928	1,717
Receivables from third party payment platforms	2,670	1,711
Employee advances	569	1,023
Interest receivable from bank deposits with original maturities of three months or less	3,059	430
Prepaid office rent and facilities expenses	338	320
Others	7,666	6,964

	$107,311	$83,093

Other short-term liabilities
Matching loans due to a related party (See Note 9)	34,123	34,123
Share-based awards in Changyou (See Note 18)	20,693	26,906
Contingent liability related to Shanghai Jingmao liquidation (1)	23,900	21,172
Deposits from customers	10,387	11,100
Other payables related to Shanghai Jingmao liquidation (2)	9,380	8,587
Lease liabilities	1,999	2,039
Contract deposits from advertisers	2,679	2,030
Consideration payable for equity investment	769	707
Others	8,638	7,868

	$112,568	$114,532

Note (1): In August 2019, Changyou ceased operating the cinema advertising business and petitioned for the bankruptcy of Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”). As of December 31, 2022, legal proceedings involving the bankruptcy were still in progress.
The contingent liability represents the aggregate of estimated potential payments to third parties in connection with the liquidation of Shanghai Jingmao. The stated amount of the contingent liability reflects Changyou’s best estimate as of December 31, 2021 and 2022 pursuant to ASC
450-20.
Changyou may revise this estimate in the future based on developments in Chinese mainland bankruptcy court proceedings.
Note (2): In 2021, Changyou recei
ved
$9.4
million from the bankruptcy proceedings, as a creditor of Shanghai Jingmao, during the process of the liquidation of Shanghai Jingmao. No disposal gain was recognized due to the uncertainty with the proceedings that were still ongoing.

	As of December 31,
	2021	2022
Receipts in advance and deferred revenue
Receipts in advance relating to:
brand advertising business	$4,297	$2,696
online game business	9,310	5,636
other business	5,286	4,340

Total receipts in advance	18,893	12,672
Deferred revenue	38,148	35,408

	$57,041	$48,080

9.	RELATED PARTY TRANSACTIONS
Und
er an agreement between Sohu and Fox Financial Technology Group Limited (“Fox Financial,” formerly known as “SoEasy Internet Finance Group Limited”) entered into in August 2014, Sohu invested $4.8 million and $16.1 million, respectively, in Fox Financial in August 2014 and April 2015. In February 2016, Sohu invested an additional $10.5 million in Fox Financial.

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
The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the
RMB-denominated
loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of this annual
report, Changyou has not received any response from Fox Financial and accordingly, with an abundance of caution, has not so applied any of the security deposit. Changyou performed an assessment of its expected credit losses for the
RMB-denominated
loans receivable from Fox Financial. As of December 31, 2022, the Sohu Group had accrued a cumulative allowance for credit losses of $0.1 million based on Changyou’s estimate of the net of the outstanding amount of such loans receivable from Fox Financial over the amount of the security deposit and on the lack of solvency of Fox Financial. In connection with such loan arrangements, the Sohu Group recorded in the Sohu Group’s consolidated balance sheets as of December 31, 2022 loans receivable from Fox Financial in a total amount of $34.1 million as prepaid and other current assets, and loans payable to Fox Financial in a total amount of $34.1
million as other short-term liabilities.

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
Level 2 - include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - unobservable inputs which are supported by little or no market activity.
The Sohu Group’s financial instruments consist primarily of cash equivalents, restricted cash, short-term investments, accounts receivable, other current assets, long-term investments, long-term time deposits, accounts payable, accrued liabilities, other short-term liabilities, and long-term other payables.
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
The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2022 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$541,393	$0	$541,393	$0
Short-term investments	473,624	0	473,624	0
Equity investments with readily determinable fair values	3,208	3,208	0	0
Long-term time deposits	265,802	0	265,802	0
Cash Equivalents
The Sohu Group’s cash equivalents mainly consist of time deposits with original maturities of three months or less, notice deposits, and investments in money market funds. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally, there are no quoted prices in active markets for identical cash equivalents at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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
As of December 31, 2022 and 2021, the Sohu Group’s investment in these financial instruments was $
473.6
million and $
399.3
 million, respectively. The investment instruments with variable interest rates were issued by commercial banks in the Chinese mainland,
 and are indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2022 and 2021, the Sohu Group recorded gains from changes in the fair value of short-term investments in the amounts of $
13.4
million and $
5.3
 million, respectively, in the consolidated statements of comprehensive income.
Long-term Investments
Long-term investments consist of equity investments in publicly traded companies, privately-held companies and limited partnerships.
Under ASU
2016-01,
equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value through earnings, unless they qualify for a measurement alternative.
The Group measures equity investments under the equity method and equity investments without readily determinable fair values at fair value on a non-recurring
basis when an impairment charge is to be recognized. As of December 31, 2021 and 2022, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to their fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in other income for the years then ended. The Group recognized impairment losses of
$0.2 million and
$12.0
million, respectively, for investments without readily determinable fair values in 2021 and 2022.
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
Equity Investments with Readily Determinable Fair Values
For equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings.

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
If this measurement alternative is elected, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known. When observable price changes were identified, the Group used the back-solve method to re-measure
the fair value of the investments and to determine the amount that should be recorded as upward or downward adjustments. The back-solve method requires considering the rights and preferences of each class of equity and solving for the total equity value that is consistent with a recent transaction of the subject company’s securities. This method requires making assumptions on future outcomes available to the subject company, the probability of each scenario, expected time to liquidity events, volatility and risk-free rate. The Group classifies this non-recurring
fair value measurement as Level 3 of fair value
measurement.
Long-term
Time Deposits
Th
e Sohu Group elected the fair value method at the date of initial recognition of time deposits with maturities over one year and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income. The Sohu Group classifies the valuation techniques as Level 2 of fair value measurements.
Assets Measured at Fair Value on a Nonrecurring Basis
The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2021 and 2022 (in thousands)

		Fair value measurements at reporting date using
Items	As of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$2,555	$0	$0	$2,555
Intangible assets, net	9,136	0	0	9,136
Goodwill	48,811	0	0	48,811

		Fair value measurements at reporting date using
Items	As of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$2,263	$0	$0	$2,263
Intangible assets, net	5,394	0	0	5,394
Goodwill	47,415	0	0	47,415
Intangible Assets
Intangible assets mainly comprise purchased video content, operating rights for licensed games, domain names and trademarks, computer software, and developed technologies. The impairment losses recognized for intangible assets were mainly due to impairment losses for purchased video content. See Note 14 - Intangible Assets, Net.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. See Note 13 - Goodwill.
Short-term Receivables and Payables
Accounts receivable and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Short-term accounts payable, accrued liabilities, and other short-term liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature.
Long-term Payables
Long-term payables mainly consist of long-term other payables.
Long-term other payables are financial liabilities with carrying values that approximate fair value. After the Changyou Plans’ Modification, long-term other payables also include liabilities accrued over the option holders’ service periods with a fixed price of $5.39
per Changyou Class A ordinary share. See Note 18 - Sohu.com Limited Shareholders’ Equity.

11.	LEASE
The Group has entered into operating lease agreements, primarily for offices in the Chinese mainland with lease periods expiring between 2022 and 2027. The determination of whether an arrangement is or contains a lease is made at the inception of the lease by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included on the Group’s consolidated balance sheets. The right-of-use
assets are included in other assets, while the current portion of the operating lease liabilities is included in other short-term liabilities and the long-term portion is included in other long-term liabilities. The Group has elected not to recognize lease assets and lease liabilities for leases with a term of 12 months or less on the consolidated balance sheets.
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
Components of operating lease expense are as follows (in thousands):

	Year ended December 31,
	2021	2022
Operating lease expense	$2,952	$2,737
Short-term lease expense	563	83

Total operating lease expense	$3,515	$2,820
Supplemental cash flow information related to leases are as follows (in thousands):

	Year ended December 31,
	2021	2022

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,085	$2,788

	Year ended December 31,
	2021	2022
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$2,620	$126
The following table presents supplemental balance sheet information related to the operating leases (in thousands):

	Year ended December 31,
Assets:	2021	2022

Operating lease right-of-use assets	$5,207	$2,479

Liabilities:
Current lease liabilities	1,999	2,039
Non-current lease liabilities	3,142	340
Total operating lease liabilities	$5,141	$2,379

Maturities of lease liabilities under operating leases as of December 31, 2022 are as follows (in thousands):

2023	$2,107
2024	267
2025	89
2026	0
2027	0
Thereafter	0

Total future lease payments	2,463
Less: imputed interest	84

Total present value of lease liabilities	$2,379

As of December 31, 2022, operating leases recognized in lease liabilities had a weighted average remaining lease term o
f
1.3
years and a weighted average discount rate of
5.7
%. As of December 31, 2022, there were no liabilities for leases that had been entered into, but the terms of which had not yet commenced.

12.	FIXED ASSETS
The following table summarizes the Sohu Group’s fixed assets (in thousands):

	As of December 31,
	2021	2022

Office buildings	$401,223	$367,296
Computer equipment and hardware	123,079	110,416
Leasehold and building improvements	37,753	34,212
Office furniture	6,960	6,301
Vehicles	3,515	3,085

Fixed assets, gross	572,530	521,310
Accumulated depreciation	(242,533)	(233,084)

Fixed assets, net	$329,997	$288,226

For

the years ended December
31
,
2022
,
2021
and
2020
, depreciation expenses for fixed
assets were $20.0
million, $
23.5
 million and $
25.5
 million,
respectively.

13.	GOODWILL
Changes in the carrying value of goodwill by segment are as follows (in thousands):

	Sohu	Changyou	Total

Balance as of December 31, 2020

Goodwill	70,423	180,543	250,966

Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$38,177	$10,257	$48,434

Transactions in 2021

Foreign currency translation adjustment	377	0	377

Balance as of December 31, 2021	$38,554	$10,257	$48,811

Balance as of December 31, 2021

Goodwill	70,800	180,543	251,343

Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$38,554	$10,257	$48,811

Transactions in 2022

Foreign currency translation adjustment	(1,396)	0	(1,396)

Balance as of December 31, 2022	$37,158	$10,257	$47,415

Balance as of December 31, 2022

Goodwill	69,404	180,543	249,947

Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$37,158	$10,257	$47,415

There was one reporting unit under the Sohu segment, which is the brand advertising unit. The reporting units under the Changyou segment consisted of the Changyou online game business and the 17173.com Website. The Changyou online game business was the only reporting unit with goodwill under the Changyou segment.
In the fourth quarter of 2022, the Sohu Group tested goodwill for impairment at the reporting unit level. The Group performed impairment tests using the qualitative and quantitative methods.

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
As of December 31, 2022 and 2021, for the Sohu segment and Changyou segment, management concluded that the fair values of the reporting units exceeded their carrying values, indicating that the goodwill of the reporting units was not impaired.

14.	INTANGIBLE ASSETS, NET

	As of December 31, 2021
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount

Purchased video content	$138,902	$(99,961)	$(37,343)	$1,598
Operating rights for licensed games	60,454	(39,431)	(13,895)	7,128
Domain names and trademarks	26,766	(10,240)	(16,506)	20
Computer software	12,474	(12,084)	0	390
Developed technologies	8,879	(936)	(7,943)	0
Others	2,996	(988)	(2,008)	0

Total	$250,471	$(163,640)	$(77,695)	$9,136

	As of December 31, 2022
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount
Purchased video content	$71,753	$(49,920)	$(20,885)	$948
Operating rights for licensed games	56,283	(39,638)	(12,728)	3,917
Domain names and trademarks	24,867	(9,752)	(15,110)	5
Computer software	11,832	(11,308)	0	524
Developed technologies	8,212	(869)	(7,343)	0
Others	2,743	(905)	(1,838)	0

Total	$175,690	$(112,392)	$(57,904)	$5,394

Impairment Losses
In 2022, Changyou recognized a

$2.0
million impairment loss for prepaid and other current assets related to content and game licenses.
In 2021, Changyou recognized a

$
1.7
 million impairment loss related to content and game licenses, of which $
0.1
 million was recognized as
impairment of intangible assets
and $
1.6
 million was recognized as impairment of prepaid and other current assets.
In 2020, Sohu recognized a $1.5
million impairment loss related to Sohu Video’s purchased video content, and Changyou recognized a
$2.7 million impairment loss related to content and game licenses, of which $0.8 million was recognized as impairment of intangible assets and $1.9 million was recognized as impairment of prepaid and other current assets.

Amortization
In 2022
, 2021 and 2020, amortization of intangible assets was $11.3 million, $12.5 million and $14.4 million, respectively.

As of December 31, 2022, amortization expenses for future periods are estimated to be as follows:

For the year ended December 31,	(in thousands)
2023	$3,918
2024	1,410
2025	66
2026	0
2027	0
Thereafter	0

Total expected amortization expense	$5,394

15.	TAXATION
Income Tax
Cayman Island Tax
Sohu.com Inc., a Delaware corporation, was dissolved on May 31, 2018 and Sohu.com Limited, a Cayman Islands company that immediately prior to the dissolution of Sohu.com Inc. was a direct wholly-owned subsidiary of Sohu.com Inc., replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group. Under the current tax laws of the Cayman Islands, Sohu.com Limited is not subject to tax on its income or capital gains, and no Cayman Islands withholding tax will be imposed upon any payment of dividends by Sohu.com Limited to its shareholders.
Hong Kong Tax
The Group’s subsidiaries incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2020, 2021 and 2022.
Chinese Mainland Income Tax
The majority of the subsidiaries and VIEs of the Sohu Group are based in the Chinese mainland and are subject to income taxes in the Chinese mainland. These Chinese mainland-based subsidiaries and VIEs conduct substantially all of the Sohu Group’s operations, and generate most of the Sohu Group’s income or losses. The Chinese mainland generally imposes an income tax rate o
f 25
% on all enterprises, but grants preferential tax treatment to HNTEs, Software Enterprises, and KNSEs.
Principal Entities Qualified as HNTEs
U
nder preferential tax treatment, HNTEs can enjoy an income tax rate of 15%, but need to re-apply
every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25
% income tax rate.
As
of December 31, 2022, the following principal entities of the Sohu Group were qualified as HNTEs and were entitled to an income tax rate of 15
%.

-
Gamespace, Changyou Chuangxiang and Sohu New Momentum. Gamespace, Changyou Chuangxiang and Sohu New Momentum
re-applied
for HNTE qualification and received approval in October 2022, October 2022 and December 2022, respectively. They are entitled to continue to enjoy the beneficial tax rate qualified as HNTEs for the years 2022 through 2024, and will need to re-apply
for HNTE qualification in 2025.

-	Video Tianjin and Sohu Internet. Video Tianjin and Sohu Internet qualified as HNTEs for the years 2021 through 2023, and will need to re-apply for HNTE qualification in 2024.

-
Sohu Media, Guangzhou Qianjun, Gamease and AmazGame. Sohu Media, Guangzhou Qianjun, Gamease and AmazGame qualified as HNTEs for the years 2020 through 2022, and will need to re-apply
for HNTE qualification in 2023.

Principal Entities Qualified as Software Enterprises
Chinese mainland income tax laws and related implementing regulations provide that a Software Enterprise is entitled to an income tax exemption fo
r
two years
beginning with its first profitable year and a
50
% reduction to a rate of
12.5
% for the subsequent
three years
. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the Ministry of Industry and Information Technology of China and the relevant tax authorities before using the preferential income tax rates. These enterprises will be subject to the relevant regulatory authorities’ assessment each year as to whether they are entitled to use the relevant preferential income tax rates. If at any time during the preferential tax treatment years an enterprise uses the preferential income tax rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status.

F-4
3

-
Changyou Chuangxiang. In 2022, Changyou Chuangxiang completed a self-assessment and filed required supporting documents for
Software Enterprise status for 2021. Also in 2022, Changyou Chuangxiang qualified as a Software Enterprise after the relevant regulatory

authorities’ assessment and became entitled to a preferential income tax rate of 12.5% for 2021, the last year of a five-year period of qualification for Changyou Chuangxiang as a Software Enterprise.

U.S. Corporate Income Tax
S
ohu.com Inc., which was formerly the
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
For
the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2022. In addition, the Sohu Group accrued $5 million and $8 million, respectively, in interest on the unrecognized tax benefit for the years of 2021 and 2022.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2022, such as any IRS assessments upon audit and management’s further judgment and estimates.
Composition of Income Tax Expense
Sohu.com Limited is not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to Sohu.com Limited levied by the government of the Cayman Islands.

F-4
4

The components of income before income taxes are as follows (in thousands):

	Year ended December 31,
	2020	2021	2022
Income/(loss) before income tax expense
Income from Chinese mainland operations	$154,514	$153,708	$37,146
Income/(loss) from non-Chinese mainland operations	(57,815)	(22,141)	3,459

Total income before income tax expense from continuing operations	$96,699	$131,567	$40,605

Income tax expense applicable to Chinese mainland operations
Current tax	$24,255	$31,089	$27,735
Deferred tax	102,652	26,207	22,524

Subtotal income tax expense applicable to Chinese mainland operations	126,907	57,296	50,259
Non-Chinese mainland income tax expense	6,207	4,817	7,534
Non-Chinese mainland withholding tax expense	112	183	153

Total income tax expense from continuing operations	$133,226	$62,296	$57,946

In 2022, of the

$57.9 million total income tax expense, $50.3
million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense of
$46.6 million, and $8 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
In 2021, of the $62.3 million total income tax expense, $57.3 million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense o
f $48.4 million, and $5 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
In 2020, of the $133.2 million total income tax expense, $126.9 million was for Chinese mainland tax, resulting primarily from accrued regular income tax expense of
$40.7 million and additional income withholding tax of $88
million recognized by Changyou due to a revised policy with respect to Changyou’s Chinese mainland subsidiaries regarding their distribution of cash dividends, offset by a reversal of Chinese mainland income tax expense of
$6.9
million by Changyou due to preferential tax rates that Changyou’s subsidiaries were entitled to as KNSEs; and
$6
million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2020	2021	2022

Tax holiday effect	$16,174	$1,635	$(6,282)
Basic net income/(loss) per share effect	0.41	0.04	(0.18)
Effective Tax Rate
The Chinese mainland generally imposes an income tax rate of 25% on all enterprises, but grants preferential tax treatment to HNTEs, Software Enterprises, and KNSEs.
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
The following is reconciliation between the statutory rate and the Group’s effective tax rate. For 2020, 2021 and 2022, the statutory rate represented the Chinese mainland statutory rate of 25%. The table does not reflect any accruals related to the Toll Charge. See “
U.S. Corporate Income Tax
” and “
Treatment of Toll Charge Related to the U.S. TCJA.
”

F-4
5

	Year Ended December 31,
	2020	2021	2022
Statutory Rate:	25%	25%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs (1)	(17%)	(1%)	15%
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	9%	3%	0%
Effect of withholding taxes (2)	109%	19%	56%
Changes in valuation allowance for deferred tax assets	27%	31%	116%
Research and development super-deduction (3)	(9%)	(19%)	(85%)
Others	(13%)	(14%)	(3%)
	131%	44%	124%
Note (1): The change in the regular

25
% rate of income tax to preferential income tax rates that Changyou’s subsidiaries and VIEs were entitled to as KNSEs or Software Enterprises for 2020, 2021 and 2022 was included in the “Effect of tax holidays applicable to subsidiaries and consolidated VIEs” in the above table.
Note (2): The change for 2020 was mainly due to additional income withholding tax of
$88
million that was recognized in the second quarter of 2020 due to a revised policy with respect to Changyou’s Chinese mainland subsidiaries regarding their distribution of cash dividends.
Note (3): Under Chinese mainland regulations issued in September 2022 that were applicable from October 1, 2022 to December 31, 2022, additional research and development expenses were eligible for deduction from taxable income.
Chinese Mainland Withholding Tax on Dividends
Dividends distributed by foreign invested enterprises in the Chinese mainland to their immediate holding companies outside the Chinese mainland are subject to a

10
% withholding tax. A lower withholding tax rate may be applied if there is a tax treaty between the Chinese mainland and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to
a
5
% withholding tax rate under an arrangement between the Chinese mainland and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income,” if such holding company is considered a non-Chinese
mainland resident enterprise and holds at leas
t
25
% of the equity interests in the Chinese mainland foreign invested enterprise distributing the dividends, subject to approval of the local tax authority in the Chinese mainland. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividend will remain subject to a withholding tax rate of

10
%.
Before 2018, in order to fund the distribution of a dividend to shareholders of the Sohu Group’s majority-owned subsidiary Changyou, Changyou’s management determined to cause one of its Chinese mainland subsidiaries to declare and distribute a cash dividend of all of its stand-alone 2012 earnings and half of its stand-alone subsequent years’ earnings to its direct overseas parent company, Changyou HK, and adopted as a policy for such subsequent years for its Chinese mainland subsidiaries a limit on payment of dividends to their direct overseas parent companies of one-half
of such Chinese mainland subsidiaries’ earnings. In 2018, in order to facilitate the distribution of a special cash dividend o
f $
500.0
 million declared by Changyou’s board of directors (the “Changyou Board”) on April 5, 2018, Changyou revised its policy for its Chinese mainland subsidiaries with respect to their distribution of cash dividends. Under the revised policy, all of Changyou’s Chinese mainland subsidiaries (not including Changyou’s VIEs and their subsidiaries) will be able to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in future periods. The change resulted in Changyou’s accrual of additional withholding tax for the period before December 31, 2017 of approximately $
47

million, which was recognized in the Sohu Group’s consolidated financial statements for the quarter ended March 31, 2018. As of December 31, 2019, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of
$
86.8

million for Chinese mainland withholding tax. In 2020, after the completion of Changyou Merger, Changyou’s net income/(loss) is wholly attributable to Sohu and Changyou changed its policy for its Chinese mainland subsidiaries with respect to their distribution of cash dividends. The change resulted in Changyou’s accrual of additional withholding tax of approximately
$
88

million, which was recognized in the Sohu Group’s consolidated financial statements for the quarter ended June 30, 2020. As of December 31, 2022, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of
$
239.0

million for Chinese mainland withholding tax.
With the exception of that dividend, the Sohu Group does not intend to have any of its Chinese mainland subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their Chinese mainland operations. As of December 31, 2022, the total amount of undistributed profits from the Chinese mainland subsidiaries and VIEs for which no withholding tax had been accrued was

$
479.1
million, and the unrecognized tax liabilities were $
47.9
million.

F-4
6

Chinese Mainland Value-Added Tax
All of the Sohu Group’s revenues have been subject to VAT since May 1, 2016. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of
 6
%) and the available input VAT amount (at the rate applicable to the supplier).
Deferred Tax Assets and Liabilities
Significant components of the Group’s deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,
	2021	2022
Deferred tax assets:
Net operating loss from operations	$291,380	$321,230
Accrued bonus and commissions	9,101	4,724
Intangible assets transfer	485	337
Others	7,489	9,938

Total deferred tax assets	308,455	336,229
Less: Valuation allowance	(289,097)	(320,589)

Net deferred tax assets	$19,358	$15,640

Deferred tax liabilities
Withholding tax for dividend	$(237,116)	$(239,013)
Others	(12,049)	(8,800)

Total deferred tax liabilities	$(249,165)	$(247,813)

Net deferred tax assets are recorded under other assets in the consolidated balance sheets. As of December 31, 2022, the Group had net operating losses from Chinese mainland entities of approximately

$2.0
billion available to offset against future net profit for income tax purposes. The Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these Chinese mainland entities; therefore,
$309.3
million in deferred tax assets generated from net operating losses were offset by a valuation allowance.
The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	For the Year Ended December 31,
	2020	2021	2022

Beginning balance	$283,711	$326,755	$289,097
Provision for the year	36,363	45,787	69,087
Reversal for the year	(12,637)	(91,019)	(12,844)
Foreign currency translation adjustment	19,318	7,574	24,751

Ending balance	$326,755	$289,097	$320,589

In 2022, $37.8
million of Chinese mainland net operating losses generated from previous years expired. Pursuant to a public announcement issued by the China State Administration of Taxation in August 2018, net operating losses of entities not qualified as HNTEs will expire between 2023 and 2027 if not utilized and those of entities qualified as HNTEs will expire in 2032. The reversal of valuation allowance was also due to the impact of changes in income tax rates upon preferential tax rates being obtained.
Uncertain Tax Positions
The following table summarizes the Group’s unrecognized tax benefit from January 1, 2020 to December 31, 2022 (in thousands):

	As of December 31,
	2020	2021	2022

Beginning balance	$181,640	$188,760	$193,918
Increases related to prior year tax positions	6,207	4,827	7,534
Foreign currency translation adjustment	913	331	(1,224)

Ending balance	$188,760	$193,918	$200,228

F-4
7

The increases in 2022, 2021 and 2020 were mainly due to interest recognized in connection with an unrecognized tax benefit.
The material jurisdictions in which the Group is subject to potential examination include the Chinese mainland and the United States. In general, the tax authorities in the Chinese mainland have up to five years and in certain cases up to 10 years, and the U.S. IRS has up to three years and in certain cases up to six years, to conduct examinations of the tax filings of the Group. The remaining period for the U.S. IRS to conduct an examination of the Group’s filing in connection with the unrecognized tax benefit in relation to the Toll Charge is expected to be approximately three years. All of these related tax years are open for the Sohu Group.

16.	COMMITMENTS AND CONTINGENCIES
Commitments
The following table sets forth the Group’s commitments as of December 31, 2022 (in thousands):

	2023	2024	2025	2026	2027	Thereafter	Total Payments Required
Royalties and expenditures for licensed content of games	$10,279	5,600	2,513	0	0	0	18,392
Purchase of bandwidth	11,555	450	30	14	8	0	12,057
Purchase of content and services	8,963	329	74	0	0	0	9,366
Operating lease obligations	3,090	2,321	34	0	0	0	5,445
Others	292	18	3	0	0	0	313

Total Payments Required	$34,179	8,718	2,654	14	8	0	45,573

Litigation
The Sohu Group is a party to various litigation matters which it considers routine and incidental to its business. The Sohu Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Sohu Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Management believes that the total liabilities to the Sohu Group that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. As of December 31, 2022, Sohu and Changyou had no significant litigation contingencies.
Chinese Mainland Laws and Regulations
The Chinese mainland market in which the Sohu Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability to operate an Internet business and to conduct brand advertising, search and search-related advertising, online game, and other services in the Chinese mainland. Though the Chinese mainland has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign-owned entities, like the Sohu Group, may operate. Regulatory authorities in the Chinese mainland may issue from time to time new laws or new interpretations of existing laws to regulate areas such as telecommunication, information and media. The Sohu Group’s legal structure and scope of operations in the Chinese mainland could be subject to restrictions, which could result in limits on its ability to conduct business in the Chinese mainland. Certain risks related to Chinese mainland law that could affect the Sohu Group’s VIE structure are discussed in Note 17 - VIEs.
Regulatory risks also encompass interpretation by tax authorities in the Chinese mainland of current tax law, including the applicability of certain preferential tax treatments.
The Sohu Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of its assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the Chinese mainland, foreign exchange transactions are required by law to be transacted only by authorized financial institutions. Remittances in currencies other than RMB by its subsidiaries in the Chinese mainland may require certain supporting documentation in order to effect the remittance.

F-
48

17.	VIEs
Background

Chinese mainland laws and regulations prohibit or restrict foreign ownership of companies that operate value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the Chinese mainland in which the Sohu Group is engaged or could be deemed to be engaged. Consequently, the Sohu Group conducts certain of its operations and businesses in the Chinese mainland through VIEs. The Sohu Group consolidates in its consolidated financial statements all of the VIEs of which the Group is the primary beneficiary for accounting purposes.
VIEs Consolidated within the Sohu Group
The Sohu Group adopted the guidance of ASC 810 for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. Management made evaluations of the relationships between the Sohu Group and the VIEs through which it conducts a significant portion of its operations and the economic benefit flow of contractual arrangements with the VIEs. In connection with such evaluations, management also took into account the fact that, as a result of contractual arrangements with the VIEs that the Sohu Group consolidates, it controls the shareholders’ voting interests in those VIEs and the fact that any such VIE, if it has one or more wholly-owned subsidiaries that are also VIEs that the Sohu Group consolidates, holds and controls 100% of the shareholder’s voting interests in such subsidiary or subsidiaries even if any such subsidiary itself is not a party to any VIE contract with the Sohu Group. As a result of such evaluations, the management concluded that the Sohu Group holds a controlling financial interest in all of the VIEs that the Sohu Group consolidates because the Sohu Group has the power to direct the activities of such VIEs that most significantly affect their economic performances and the right to receive economic benefits that could be significant to such VIEs and that, therefore, the Sohu Group is the primary beneficiary of, and is required under ASC 810 to consolidate, all of such VIEs.
All of the consolidated VIEs are incorporated and operated in the Chinese mainland, and the principal VIEs are directly or indirectly owned by Dr. Charles Zhang, the Sohu Group’s Chairman and Chief Executive Officer, or other executive officers and employees of the Sohu Group identified below. Capital for the consolidated VIEs was funded by the Sohu Group through loans provided to Dr. Charles Zhang and other executive officers and employees, and was initially recorded as loans to related parties. These loans are eliminated for accounting purposes against the capital of the VIEs upon consolidation.
Under contractual agreements with the Sohu Group, Dr. Charles Zhang and those other executive officers and employees of the Sohu Group and certain entities who are shareholders of the consolidated VIEs are required to transfer their ownership in these entities to the Group, if permitted by Chinese mainland laws and regulations, or, if not so permitted, to designees of the Group at any time as requested by the Group to repay the loans outstanding. All voting rights of the consolidated VIEs are assigned to the Sohu Group, and the Group has the right to designate all directors and senior management personnel of the consolidated VIEs, and also has the obligation to absorb losses of the consolidated VIEs. Dr. Charles Zhang and those other executive officers and employees of the Sohu Group and certain entities who are shareholders of the consolidated VIEs have pledged their shares in the consolidated VIEs as collateral for the loans. As of December 31, 2022, the aggregate amount of these loans was

$
11.1
million.
Under its contractual arrangements with the consolidated VIEs, the Sohu Group has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Group considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital and statutory reserves of the VIEs. As of December 31, 2022, the registered capital and statutory reserves of the consolidated VIEs totaled

$45.5
million. As all of the consolidated VIEs are incorporated as limited liability companies under the Company Law of the People’s Republic of China (the “Company Law”), creditors of the consolidated VIEs do not have recourse to the general credit of the Sohu Group for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Sohu Group to provide additional financial support to the consolidated VIEs. As the Sohu Group is conducting certain business in the Chinese mainland mainly through the consolidated VIEs, the Group may provide such support on a discretionary basis in the future, which could expose the Group to a loss.
The following is a summary of the principal VIEs within the Sohu Group:
Basic Information for Principal VIEs and Subsidiaries of Principal VIEs

-	High Century
High
Century was incorporated in 2001. As of December 31, 2022, Dr. Charles Zhang and Wei Li held 80% and 20
% interests, respectively, in this entity.

-	Heng Da Yi Tong
Heng
Da Yi Tong was incorporated in 2002. As of December 31, 2022, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

-	Sohu Internet
So
hu Internet was incorporated
in 2003. As of December 31, 2022, High Century held a 100% interest in this entity.

-	Gamease
Gamease
was incorporated in 2007. As of December 31, 2022, High Century held a
100
% interest in this entity.

-	Donglin
Donglin
was incorporated in 2010. As of December 31, 2022, Sohu Internet held a 100% interest in this entity.

-	Guanyou Gamespace
Guanyou
Gamespace was incorporated in 2010. As of December 31, 2022, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held
a
100
% interest in this entity, and Dewen Chen and Yaobin Wang held 50% and 50% interests, respectively, in Changyou Star.

-	Shanghai ICE
The
Sohu Group began consolidating Shanghai ICE in 2010. As of December 31, 2022, Gamease held
a
100
% interest in this entity.

-	Tianjin Jinhu
Tianjin
Jinhu was incorporated in 2011. On December 12, 2022, the two individuals who were nominee shareholders of Tianjin Jinhu, both of whom are employees of the Sohu Group, transferred all of their equity interests in Tianjin Jinhu to High Century; all previous VIE contractual arrangements between Video Tianjin and Tianjin Jinhu and the two nominee shareholders were terminated; and High Century became Tianjin Jinhu’s direct 100% parent. As of December 31, 2022, High Century continued to hold
a
100
% interest in this entity.

-	Focus Interactive
Focus
Interactive was incorporated in 2014. As of December 31, 2022, Heng Da Yi Tong held
a
100
% of the equity interests in this entity.

-	Guangzhou Qianjun
The
Sohu Group began consolidating Guangzhou Qianjun in 2014. As of December 31, 2022, Tianjin Jinhu held a 100% interest in this entity.
Financial Information
The following financial information of the Sohu Group’s consolidated VIEs (including subsidiaries of these VIEs) is included in the accompanying consolidated financial statements (in thousands):

	As of December 31,
	2021	2022
ASSETS:
Cash and cash equivalents	$32,513	$21,732
Restricted cash	0	1,838
Short-term investments	0	4,604
Accounts receivable, net	36,027	38,622
Prepaid and other current assets	18,836	13,934
Intra-Group receivables due from subsidiaries	647,330	594,099

Total current assets	734,706	674,829

Fixed assets, net	427	352
Other non-current assets	86,744	53,450

Total assets	$821,877	$728,631

LIABILITIES:
Accounts payable	$12,325	$10,909
Accrued liabilities	43,695	37,946
Receipts in advance and deferred revenue	45,844	40,948
Other current liabilities	24,026	22,514
Intra-Group payables due to subsidiaries	462,487	402,546

Total current liabilities	588,377	514,863

Long-term tax liabilities	14,465	13,242
Deferred tax liabilities	3,323	549
Other non-current liabilities	1,750	1,436

Total liabilities	$607,915	$530,090

F-5
0

	Year Ended December 31,
	2020	2021	2022
Revenues:
Third-party revenues	$552,980	$664,823	$591,480
Intra-Group revenues	30,207	21,488	27,914

Total revenues	583,187	686,311	619,394
Cost of revenues:
Third-party cost of revenues	93,333	81,725	96,603
Intra-Group cost of revenues	141,717	136,221	104,883

Total cost of revenues	235,050	217,946	201,486
Operating expenses:
Third-party operating expenses	50,983	72,126	72,911
Intra-Group operating expenses	254,796	366,762	329,226

Total operating expenses	305,779	438,888	402,137
Net income from continuing operations	41,756	35,805	2,691
Net loss from discontinued operations	(82,329)	(47,924)	0

	Year ended December 31,
	2020	2021	2022
Cash flows from operating activities:
Net cash provided by transactions with third parties	$459,263	$541,172	$448,936
Net cash used in transactions with intra-Group entities	(379,649)	(505,553)	(445,660)

Net cash provided by continuing operating activities	79,614	35,619	3,276
Net cash used in discontinued operating activities	(13,244)	(1,789)	0

Net cash provided by operating activities	66,370	33,830	3,276

Cash flows from investing activities:
Net cash used in transactions with third parties	(773)	(23,887)	(5,421)
Net cash provided by/(used in) transactions with intra-Group entities	(106,321)	(140,671)	72,497
Net cash provided by/(used in) continuing investing activities	(107,094)	(164,558)	67,076

Net cash provided by discontinued investing activities	7,797	12,116	0

Net cash provided by/(used in) investing activities	(99,297)	(152,442)	67,076

Cash flows from financing activities:
Net cash provided by/(used in) transactions with intra-Group entities	32,751	111,888	(79,209)

Net cash provided by/(used in) continuing financing activities	32,751	111,888	(79,209)
Net cash provided by/(used in) discontinued financing activities	152	(9,131)	0

Net cash provided by/(used in) financing activities	32,903	102,757	(79,209)

The

amounts
of cash flow activities of the Sohu Group’s consolidated VIEs for the year ended December 31, 2020 have been revised to reflect an adjustment with an increase of $
74.4
 million in the cash provided by operating activities, an increase of $
107.1
 million
in the cash used in investing activities, and an increase of $
32.8
 million in the cash provided by financing activities.

Summary of Significant Agreements Currently in Effect
The following is a summary of the agreements between the Sohu Group’s principal Chinese mainland subsidiaries and principal consolidated VIEs and their nominee shareholders as of December 31, 2022 and as of the date of this report:
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
Equity interest purchase right agreements
among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace have the right, exercisable at any time if and when it is legal to do so under Chinese mainland law, to purchase from the respective shareholders of Gamease and Guanyou Gamespace all or any part of their equity interests in Gamease and Guanyou Gamespace at a purchase price equal to their initial contributions to the registered capital of Gamease and Guanyou Gamespace.

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

Business Arrangements between Subsidiaries and Consolidated VIEs
A significant portion of the Sohu Group’s operations are conducted through the VIEs that the Sohu Group consolidates, which generate a significant amount of the Sohu Group’s revenues. In order for the Sohu Group to be able to receive such revenues, and, if applicable, other assets, from the VIEs, it relies on payments made by the VIEs to the Sohu Group’s Chinese mainland subsidiaries pursuant to a series of service contracts between them in order for the VIEs to transfer such revenues or other assets to the Sohu Group. The following is a summary of the material service contracts currently in effect between the Sohu Group’s Chinese mainland subsidiaries and certain of the VIEs that the Sohu Group consolidates:
Exclusive technology

consulting and service agreement
between Sohu Era and Sohu Internet. Pursuant to this agreement Sohu Era has the right to provide technical consultation and other related services to Sohu Internet in exchange for a percentage of the gross revenue of Sohu Internet. The agreement has an initial term of two years
, and is renewable at the request of Sohu Era.
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
The following is a summary of agreements among Video Tianjin, Tianjin Jinhu and Tianjin Jinhu’s nominee shareholders. All of these agreements were terminated as of December 12, 2022. After December 12, 2022, Tianjin Jinhu became a wholly-owned subsidiary of High Century.
Loan agreements and equity pledge agreements
between Video Tianjin and the shareholders of Tianjin Jinhu. The loan agreements provided for loans to the shareholders of Tianjin Jinhu for them to make contributions to the registered capital of Tianjin Jinhu in exchange for the equity interests in Tianjin Jinhu. Under the equity pledge agreements, the shareholders of Tianjin Jinhu pledged to Video Tianjin their equity interests in Tianjin Jinhu to secure the performance of their obligations under the loan agreements and Tianjin Jinhu’s obligations to Video Tianjin under their business agreements. The loans were interest free and were repayable on demand, but the shareholders could only repay the loans by transferring to Video Tianjin their equity interests in Tianjin Jinhu.
Exclusive equity interest purchase right agreements
between Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu. Pursuant to those agreements, Video Tianjin and any third party designated by it had the right, exercisable at any time when it became legal to do so under Chinese mainland law, to purchase from the shareholders of Tianjin Jinhu all or any part of their equity interests at the lowest purchase price permissible under Chinese mainland law.
Business operation agreement
among Video Tianjin, Tianjin Jinhu and the shareholders of Tianjin Jinhu. The agreement set forth the right of Video Tianjin to control the actions of the shareholders of Tianjin Jinhu. The agreement had a term of 10 years, renewable at the request of Video Tianjin.
Powers of Attorney
executed by the shareholders of Tianjin Jinhu in favor of Video Tianjin with a term of 10 years, extendable at the request of Video Tianjin. Those powers of attorney gave Video Tianjin the right to appoint nominees to act on behalf of each of the Tianjin Jinhu shareholders in connection with all actions to be taken by Tianjin Jinhu.
Exclusive technology consulting and service agreement
between Video Tianjin and Tianjin Jinhu. Pursuant to this agreement Video Tianjin had the right to provide technical consultation and other related services to Tianjin Jinhu in exchange for a fee. The agreement had a term of 10 years and was renewable at the request of Video Tianjin.

VIE-Related
Risks
It is possible that the Sohu Group’s operation of certain of its operations and businesses through VIEs could be found by authorities in the Chinese mainland to be in violation of laws and regulations of the Chinese mainland prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If a finding were made by authorities in the Chinese mainland that the Sohu Group’s operation of certain of its operations and businesses through VIEs is prohibited, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Sohu Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Sohu Group to restructure its ownership structure or operations, or requiring the Sohu Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Sohu Group’s business operations, and have a severe adverse impact on the Sohu Group’s cash flows, financial position, and operating performance.
In addition, it is possible that the contracts among the Company’s subsidiaries, the VIEs that the Sohu Group consolidates and the shareholders of such VIEs would not be enforceable in the Chinese mainland if regulatory authorities or courts in the Chinese mainland were to find that such contracts contravene law and regulations of the Chinese mainland or are otherwise not enforceable for public policy reasons. As of the date of this report, the validity and enforceability of the contracts among the Company’s subsidiaries, the VIEs that the Sohu Group consolidates and the shareholders of such VIEs and, to the knowledge of the Company, of any similar contracts entered into by other Chinese mainland-based companies, have never been considered or determined by a Chinese mainland court. In the event that the Sohu Group was unable to enforce these contractual arrangements, the Sohu Group would not be able to exert effective control over the affected VIEs and the financial results of the VIEs would not accrue to the Sohu Group’s benefit. Consequently, such VIEs’ results of operations, assets and liabilities would not be included in the Sohu Group’s consolidated financial statements. If such were the case, the Sohu Group’s cash flows, financial position and operating performance would be severely adversely affected. The Sohu Group’s contractual arrangements with respect to the VIEs that it consolidates are in place.
The Sohu Group’s operations and businesses rely on the operations and businesses of the VIEs that it consolidates, which hold certain recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include goodwill and intangible assets acquired through business acquisitions. Goodwill primarily represents the expected synergies from combining an acquired business with the Sohu Group. Intangible assets acquired through business acquisitions mainly consist of customer relationships, non-compete
agreements, user bases, copyrights, trademarks and developed technologies. Unrecognized revenue-producing assets mainly consist of licenses and intellectual property. Licenses include operations licenses, such as Internet information service licenses and licenses for providing content. Intellectual property developed by the Sohu Group mainly consists of patents, copyrights, trademarks, and domain names. The Sohu Group’s operations and businesses will be adversely impacted if the Sohu Group loses the ability to use and benefit from assets held by these VIEs.

18.	SOHU.COM LIMITED SHAREHOLDERS’ EQUITY
Summary of the Company’s outstanding shares (in thousands):

	Number of Outstanding Shares As of December 31,

	2020	2021	2022

Balance, beginning of year	39,269	39,306	38,221
Issuances:	37	44	25
Repurchases:	0	(1,129)	(4,509)

Balance, end of year	39,306	38,221	33,737

Treasury Stock
Treasury stock

consists of the Company’s ordinary shares, including ordinary shares represented by ADSs, repurchased by the Company or that it is obligated to repurchase as of the reporting date. Ordinary shares included in treasury stock are no longer deemed to be outstanding. Treasury stock is accounted for under the cost method.
On November 13, 2021, the Sohu Board authorized a share repurchase program of up to $100 million of outstanding Sohu ADSs over a twelve-month period from November 13, 2021 to November 12, 2022. As of December 31, 2022, Sohu had completed the share repurchase program, pursuant to which it repurchased 5,637,875 ADSs, representing 5,637,875 ordinary shares, at an aggregate cost of approximately $100 million. The repurchased shares were recorded at their historical cost of $100 million and were cancelled in September 2022. The cancellation was accounted for by recognizing a decrease of $5,638 in paid-in
capital and a decrease of $100 million in additional
paid-in
capital, in the Sohu Group’s consolidated balance sheets.

Share Incentive Plans
Sohu (excluding Fox Video) and Changyou have incentive plans, and before January 4, 2022 Fox Video had an incentive plan, for the granting of share-based awards, including options and restricted share units, to their directors, management and other key employees.
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
As of December 31, 2022,
216,717 shares were available for grant under the Sohu 2018
Share Incentive Plan.
Summary of Share Option Activity
In February 2015, May 2016, September 2017 and November 2017, the Sohu Board approved contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of
1,068,000
,
13,000
,
32,000
and
6,000
shares of common stock of Sohu.com Inc., respectively, under the Sohu 2010 Stock Incentive Plan, with nominal exercise prices of $
0.001
, all of which were converted, on May 31, 2018, into the right to receive upon exercise Sohu.com Limited’s ordinary shares under the Sohu 2018 Share Incentive Plan. In February 2019, July 2019, September 2020,
and
September 2021, the Sohu Board approved contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of
20,000
,
477,500
,
34,000
,
and

5,000
ordinary shares of Sohu.com Limited, respectively, under the Sohu 2018 Share Incentive Plan, with nominal exercise prices of $
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
As of December 31, 2022,
1,035,888 of these options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets was reached between the Company and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense for these granted options has been adjusted and fixed based on their aggregate fair values, at their respective grant dates, of $30.3 million.

A summary of option activity under the Sohu 2018 Share Incentive Plan as of and for the year ended December 31, 2022 is presented below:

			Weighted
	Number	Weighted	Average	Aggregate
	Of	Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value (1)
Options	(in thousands)	Price	Life (Years)	(in thousands)
Outstanding as of January 1, 2022	271	$0.001		$
Granted	108	0.001
Exercised	(25)	0.001
Forfeited or expired	0

Outstanding as of December 31, 2022	354	0.001	5.32	4,853

Vested as of December 31, 2022	354	0.001	5.32	4,853

Exercisable as of December 31, 2022	354	0.001	5.32	4,853

Note (1): The aggregated intrinsic value in the preceding table represents the difference between Sohu’s closing ADS price of $13.71 on December 31, 2022 and the nominal exercise price of the options.

For
the years ended December 31, 2022, 2021 and 2020, total share-based compensation expense recognized for these options was $0.7 million, $1.8 million and $
2.6
million, respectively. For the years ended December 31, 2022, 2021 and 2020, the total fair values of these Sohu options vested on their respective vesting dates were
$1.8 million, $2.1 million and $1.0 million, respectively. For the years ended December 31, 2022, 2021 and 2020, the total intrinsic value of options exercised was $0.5 million, $0.8 million and $0.7 million,
respectively.
2) Changyou.com Limited Share-based Awards
Changyou 2014 Share Incentive Plan
On Jun
e 27, 2014, Changyou reserved 2,000,000 of its Class A ordinary shares under the Changyou.com Limited 2014 Share Incentive Plan (the “Changyou 2014 Share Incentive Plan”) for the purpose of making share incentive awards to certain members of its management and key employees. On November 2, 2014, the Changyou Board approved an increase in the number of Class A ordinary shares reserved under the Changyou 2014 Share Incentive Plan from 2,000,000 to 6,000,000. The maximum term of any share right granted under the Changyou 2014 Share Incentive Plan is 10 years from the grant date. The Changyou 2014 Share Incentive Plan will terminate in June 2024. As of December 31, 2022, all shares available for grant under the Changyou 2014 Share Incentive Plan had been granted.
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
is
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
As of December 31, 2022, 5,244,250 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense of $4.1 million for these granted share options was adjusted and fixed based on the aggregate amounts of the fair values of these granted share options at their respective grant dates for periods before the Changyou Plans’ Modification, and at a price of $5.39 per Changyou Class A ordinary share for periods after the Changyou Plans’ Modification.

For the years ended December 31, 2022, 2021 and 2020, total share-based compensation expense recognized for share options under the Changyou 2014 Share Incentive Plan was $2.0 million, $3.9 million and negative $7.7 million, respectively. For the years ended December 31, 2022, 2021 and 2020, the total fair values of these Changyou share options vested on their respective vesting dates were $4.1 million, $4.1 million and $4.2 million, respectively. For the years ended December 31, 2022, 2021 and 2020, the total intrinsic value of share options exercised was nil, nil and $0.1 million, res pectively.
Changyou 2019 Share Incentive Plan
On Augu
st 3, 2019, Changyou adopted and reserved for issuance 3,000,000 Class A ordinary shares of Changyou under a new share incentive plan (the “Changyou 2019 Share Incentive Plan”). On August 26, 2019, the Changyou Board approved the grant, effective as of October 1, 2019, to certain members of Changyou’s management and certain other employees of options for the purchase of an aggregate of 1,909,000 Class A ordinary shares at an exercise price of $0.01. On February 2, 2021, the Changyou Board approved the grant, effective for vesting commencement purposes as of February 2, 2021, to certain members of Changyou’s management and certain other employees of options for the purchase of an aggregate of 600,000 Class A ordinary shares at an exercise price of $0.01. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. After the completion of the Changyou Merger, the Sohu Board approved the Changyou Plans’ Modification, pursuant to which, among other things, none of the share options granted under the Changyou 2019 Share Incentive Plan will be exercisable, but can only be repurchased by Changyou following vesting at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on a fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the awards are obligations based on a fixed amount of $5.39 per Changyou Class A ordinary share.
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
As of December 31, 2022, 1,581,750 of the share options granted under the Changyou 2019 Share Incentive Plan had vested. The cumulative share-based compensation expense of $3.4 million for the granted share options was adjusted and fixed based on a price of $5.39 per Changyou Class A ordinary share after the Changyou Plans’ Modification. For the years ended December 31, 2022, 2021 and 2020, total share-based compensation expense recognized for these share options under the Changyou 2019 Share Incentive Plan was $2.2 million, $3.9 million and $4.8 million, respectively. For the years ended December 31, 2022, 2021 and 2020, the total value of these Changyou share options vested on their respective vesting dates was $3.4 million, $2.6 million and $2.6 million, respectively.
3) Fox Video Share-based Awards
On January 4, 2012, Fox Video, a Cayman Islands company that was wholly owned by Sohu.com Limited and before June 16, 2022 was the Offshore holding entity of the Sohu Group’s online video business, adopted the Fox Video Share Incentive Plan, which provided for the issuance of up t
o 25,000,000
ordinary shares of Fox Video to management and key employees of the online video business and to Sohu management. The maximum term of any share-based award granted under the Fox Video Share Incentive Plan was
ten
years
from the grant date. The Fox Video Share Incentive Plan expired o
n January 4, 2022
.

As
of December 31, 2022, grants of options for the purchase of 16,368,200 ordinary shares of
Fox
Video had been contractually made and were subject to vesting in four equal installments
, with each installment vesting upon a service period requirement, as well as specified performance targets for the corresponding period, being met. As of December 31, 2022, options for the purchase of
4,972,800
Fox Video ordinary shares had vested.
For purposes of ASC
718-10-25,
no grant date had occurred as of December 31, 2022, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. In accordance with ASC
718-10-55,
the Group’s management determined that the service inception date with respect to the vested option awards for the purchase o
f
4,972,800

shares had preceded the grant date. Therefore, the Group recognized compensation expense for those vested Fox Video share-based awards and re-measured
the compensation expense on each subsequent reporting date based on the then-current fair values of these vested awards.
On June 16, 2022, Video HK, a wholly-owned subsidiary of Fox Video, transferred all of its equity interests in Video Tianjin to AmazGame and Fox Video was dissolved on March 9, 2023. As a result, Fox Video is no longer the Offshore holding entity of the Sohu Group’s online video business and there are no longer any options for the purchase of Fox Video ordinary shares under the Fox Video Share Incentive Plan.
For the years ended December 31, 2022, 2021 and 2020, total share-based compensation expense recognized for vested Fox Video options under the Fox Video Share Incentive Plan was
nil
, negative $1.0 million and negative $0.7 million,
respectively.

19.	NONCONTROLLING INTEREST
Prior to the completion of the Changyou Merger on April 17, 2020, the noncontrolling interests in the Sohu Group’s consolidated financial statements primarily consisted of noncontrolling interests for Changyou and Sogou and, following the completion of the Changyou Merger and prior to the completion of the Tencent/Sohu Sogou Share Purchase, consisted of noncontrolling interests for Sogou. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, no noncontrolling interests are recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
Noncontrolling Interest in the Consolidated Balance Sheets
As a result of the completion of Sohu’s acquisition of the noncontrolling interests in Changyou on April 17, 2020, Sohu holds
100
% of the combined total of Changyou’s outstanding ordinary shares, and the noncontrolling interests recognized in the Sohu Group’s consolidated balance sheets only reflected economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.

Noncontrolling interest of Changyou of $1.3 million was recognized in the Sohu Group’s consolidated balance sheets as of both December 31, 2022 and 2021.

Noncontrolling Interest in the Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31,

2022,

2021

and

2020, respectively, the Sohu Group had net
income of $
2,000
, net income of $
6.4

million and a net loss of
$42.2
 million, respectively, attributable to the noncontrolling interest in the consolidated statements of comprehensive income/(loss).

	Year Ended December 31,
	2020	2021	2022

Changyou	$18,448	$(3)	$2
Sogou	(60,656)	6,451	0

Total	$(42,208)	$6,448	$2

Noncontrolling Interest of Changyou
For the years ended December 31, 2022, 2021 and 2020, respectively, net income of
$2,000, net loss of $3,000 and net income of $18.4
million, respectively, attributable to the noncontrolling interest of Changyou was recognized in the Sohu Group’s consolidated statements of comprehensive income/(loss).
Noncontrolling Interest of Sogou (Discontinued)
For the years ended December 31, 2021 and 2020, net income of

$
6.5 million and net loss of $60.7
million, respectively, attributable to the noncontrolling interest of Sogou that existed prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, was recognized in the Sohu Group’s consolidated statements of comprehensive income/(loss), representing Sogou’s net income/(loss) attributable to shareholders other than Sohu.

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
After the completion of the Changyou Merger, the Sohu Board approved the Changyou Plans’ Modification, pursuant to which, among other things, a portion of the share options previously granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger were settled by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share
exercise price of $0.01 of such options. None of the remaining share options granted under the Changyou 2014 Share Incentive Plan that became vested after the completion of the Changyou Merger or that become vested in the future, and none of the share options granted under the Changyou 2019 Share Incentive Plan, will be exercisable, but can only be repurchased by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense is accrued over the service period based on the fixed price of
$5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class
A ordinary share.
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
The following table presents the calculation of the Sohu Group’s basic and diluted net loss per share (in thousands, except per share data).

	Year Ended December 31,
	2020	2021	2022
Numerator:
Net income/(loss) from continuing operations attributable to Sohu.com Limited, basic	$(54,975)	$69,274	$(17,343)
Net income/(loss) from discontinued operations attributable to Sohu.com Limited, basic	(31,137)	858,451	0
Net income/(loss) attributable to Sohu.com Limited, basic	(86,112)	927,725	(17,343)
Effect of dilutive securities:
Incremental dilution from Changyou	(392)	0	0
Incremental dilution from Sogou	0	(20)	0
Net income/(loss) from continuing operations attributable to Sohu.com Limited, diluted	(55,367)	69,274	(17,343)
Net income/(loss) from discontinued operations attributable to Sohu.com Limited, diluted	(31,137)	858,431	0

Net income/(loss) attributable to Sohu.com Limited, diluted	$(86,504)	$927,705	$(17,343)

Denominator:
Weighted average basic ordinary shares outstanding	39,452	39,501	34,945
Effect of dilutive securities:
Share options and restricted share units	0	0	0

Weighted average diluted ordinary shares outstanding	$39,452	$39,501	$34,945

Basic net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(1.39)	$1.75	$(0.50)
Discontinued operations	(0.79)	21.74	0

Net income/(loss) per share	(2.18)	23.49	(0.50)

Diluted net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(1.40)	$1.75	$(0.50)
Discontinued operations	(0.79)	21.74	0

Net income/(loss) per share	(2.19)	23.49	(0.50)

21.	CHINESE MAINLAND CONTRIBUTION PLAN
The Sohu Group’s subsidiaries and consolidated VIEs in the Chinese mainland participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese mainland labor regulations require the Group’s subsidiaries and consolidated VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group’s Chinese mainland-based subsidiaries and consolidated VIEs have no further commitments beyond their monthly contributions. For the years ended December 31, 2022, 2021 and 2020, the Group’s Chinese mainland-based subsidiaries and consolidated VIEs contributed a total of

$
87.6
million, $
83.1
 million and $
59.2
 million, respectively, to these
funds.

22.	PROFIT APPROPRIATION
The Sohu Group’s Chinese mainland-based subsidiaries and VIEs are required to make appropriations to certain non-distributable
reserve funds.
On March 15, 2019, the Standing Committee of the National People’s Congress of China issued the
Law of the People’s Republic of China on Foreign Investment
(the “Foreign Investment Law”), which took effect on January 1, 2020 and replaced the
Law of the People’s Republic of China on Foreign Investment Enterprises
, promulgated on April 12, 1986 and most recently amended on September 3, 2016 (the “Replaced Foreign Investment Enterprises Law”), and certain other laws and regulations relating to foreign investment. On December 12, 2019, the State Council of China also issued the
Implementing Regulations of the Foreign Investment Law.,
which became effective on January 1, 2020.
Under the China Foreign Investment Enterprises Laws and its supplemental regulations those of the Group’s Chinese mainland-based subsidiaries that are considered under Chinese mainland law to be WFOEs are required to make appropriations from their after-tax
profit as determined under generally accepted accounting principles in the Chinese mainland (the
“after-tax-profit
under Chinese mainland GAAP”) to
non-distributable
reserve funds, including (i) a general reserve fund and (ii) a staff bonus and welfare fund. Each year, at leas
t 10
% of the
after-tax-profit
under Chinese mainland GAAP is required to be set aside as general reserve fund until such appropriations for the fund equa
l 50
% of the registered capital of the applicable entity. The appropriation for the other reserve fund is at the Group’s discretion as determined by each entity. Alternatively, after January 1, 2020, those Chinese mainland-based subsidiaries of the Group that are wholly foreign-owned enterprises may choose to make appropriations from their after-tax-profit
under Chinese mainland GAAP to
non-distributable
reserve funds, including a statutory surplus fund and a discretionary surplus fund, in compliance with the requirements of the Company Law that apply to Chinese mainland domestically-funded enterprises.
Pursuant to the Company Law, those of the Group’s Chinese mainland-based subsidiaries that are considered under Chinese mainland law to be domestically funded enterprises, as well as the Group’s VIEs, are required to make appropriations from their after-tax-profit
under Chinese mainland GAAP to
non-distributable
reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at leas
t 10
% of the
after-tax-profit
under Chinese mainland GAAP is required to be set aside as statutory surplus fund until such appropriations for the fund equa
l 50
% of the registered capital of the applicable entity. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by each entity.
Upon

certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable entity.
For
the years ended December 31, 2022, 2021 and 2020, the total amount of profits contributed to these funds by the Group was $0.1 million, $0.1 million and $0.4 million, respectively. As of December 31, 2022 and 2021, the cumulative amount of profits contributed to these funds by the Group was
$57.3 million and $57.2
million, respectively.
As a result of these and other restrictions under laws and regulations of the Chinese mainland, the Group’s Chinese mainland-based subsidiaries and consolidated VIEs are restricted in their ability to transfer a portion of their net assets in the form of non-distributable
reserve funds to the Company, or to the nominal shareholders, in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from its Chinese mainland-based subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its Chinese mainland-based subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or make distributions to its shareholders.

23.	CONCENTRATION RISKS
Because its operations are substantially conducted in the Chinese mainland, the Sohu Group is subject to Chinese mainland-related
political, economic and legal risks. Besides these risks, the Sohu Group may also have the following concentration risks.
Operation Risk
For the years ended December 31, 2022, 2021 and 2020, there were no revenues from customers that individually represent greater than 10% of the total online advertising revenues.

For
the
year ended December 31, 2022, revenues from TLBB PC were $378.5 million, accounting for approximately 65% of Changyou’s online game revenues, approximately 64% of Changyou’s total revenues and approximately 52% of the Sohu Group’s total revenues. For the year ended December 31, 2022, revenues from Legacy TLBB Mobile were $72.6 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 12% of Changyou’s total revenues, and approximately 10% of the Sohu Group’s total revenues.
Financial instruments that potentially subject the Sohu Group to concentration risks consist primarily of cash and cash equivalents, short-term investments and long-term time deposits. Cash and cash equivalents and short-term investments in Sohu Group are mainly denominated in RMB and in U.S. dollars. Long-term time deposits are denominated in RMB. The Group may experience economic losses and negative impacts on earnings and equity as a result of fluctuations in the exchange rate between the U.S. dollar and the RMB. Moreover, the Chinese mainland imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the Chinese mainland. The Group may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.
Credit Risk
As of December 31, 2022 and 2021, approximatel
y 62
% and 61%, respectively, of the Sohu Group’s cash and cash equivalents, short-term investments, and long-term time deposits were held i
n
16
financial institutions in the Chinese mainland. The remaining cash and cash equivalents, short-term investments and long-term time deposits were held primarily in financial institutions in Hong Kong and Macao.
The Sohu Group holds its cash and bank deposits at financial institutions that are among the largest and most respected in the Chinese mainland and at international financial institutions, with high ratings from internationally-recognized rating agencies. The management chooses these institutions based on their reputations and track records for stability and reported large cash reserves.
As a further means of managing its credit risk, the Sohu Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2022 and 2021, the Sohu Group held its cash and bank deposits in different financial institutions and held no more than approximately
34% and 35%
, respectively, of its total cash at any single institution.
Under Chinese mainland law, it is generally required that a commercial bank in the Chinese mainland that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money; banks in the Chinese mainland are subject to a series of risk control regulatory standards; and bank regulatory authorities in the Chinese mainland are empowered to take over the operation and management of any Chinese mainland bank that faces a material credit crisis.
For the credit risk related to accounts receivable, the Sohu Group performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses.

24.	RESTRICTED NET ASSETS
Relevant laws and regulations of the Chinese mainland permit payment of dividends by Chinese mainland-based
operating entities only out of their retained earnings, if any, as determined in accordance with Chinese mainland accounting standards and regulations. In addition, a Chinese mainland-based
operating entity is required to annually appropriate

10
%
 of net
after-tax
income to the statutory surplus reserve fund (see Note 23) prior to payment of any dividends, unless such reserve funds have reache
d
50
% of the entity’s registered capital. As a result of these and other restrictions under the laws and regulations of the Chinese mainland, Chinese mainland-based
operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from Chinese mainland-based
operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2022, the Group had restricted net assets in the amount of
$
226.9

million.