Form 20-F
period 2023-12-31
Sohu.com Ltd
filed 2024-03-18
CIK 1734107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,048,684 ordinary shares, par value $0.001 per share, as of December 31, 2023.
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
☐ Yes ☐ No

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our,” “our company,” “our Group,” the “Sohu Group,” the “Group,” and “Sohu” refer to Sohu.com Limited (or our predecessor Sohu.com Inc., as applicable) and, unless the context requires otherwise, include its subsidiaries and the variable interest entities (“VIEs”) that it consolidates. For a list of the principal VIEs we consolidate, see “Information on the Company - Organizational Structure” in Item 4 of this annual report. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between certain of the VIEs, and/or such VIEs’ nominee shareholders, on one hand, and certain of our subsidiaries, on the other hand. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts. Sohu.com Inc., a Delaware corporation, was dissolved on May 31, 2018 and Sohu.com Limited, which before then was a direct wholly-owned subsidiary of Sohu.com Inc., replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group. See “Information on the Company-History and Development of the Company” in Item 4 of this annual report.

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

•

“New TLBB Mobile” refers to a mobile game that Changyou developed based on the title and characters of Tian Long Ba Bu, which is operated by Tencent under license from Changyou and was launched in August 2023;

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

•	“RMB” refers to the Renminbi, which is the legal currency of the Chinese mainland;

•	“Sogou” refers to Sogou Inc., a Cayman Islands exempted company, and unless the context requires otherwise, includes its subsidiaries and the VIEs that it consolidates;

•	“Tencent” refers to Tencent Holdings Limited and its subsidiaries under International Financial Reporting Standards;

•	“Tian Long Ba Bu,” refers to the popular novel of that name by the famous Chinese writer Louis Cha;

•	“TLBB” or “TLBB PC” refers to the PC game developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB 3D” refers to a mobile game that was developed based on the title and characters of Tian Long Ba Bu;

•	“TLBB Honor” refers to another mobile game that was developed based on the title and characters of Tian Long Ba Bu, which adopts an innovative portrait interface;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“U.S. TCJA” refers to the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017; and

•	“VIE” refers to an entity that is a variable interest entity under U.S. GAAP, including a subsidiary of an entity that is a variable interest entity under U.S. GAAP.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income/(loss) for the years ended December 31, 2021, 2022, and 2023 and audited consolidated balance sheets as of December 31, 2022 and 2023.

Our predecessor Sohu.com Inc. completed an IPO of shares of its common stock on Nasdaq on July 17, 2000. Following the dissolution of Sohu.com Inc. on May 31, 2018, our ADSs began trading on Nasdaq in place of the shares of common stock of Sohu.com Inc. under the same “SOHU” symbol under which Sohu.com Inc.’s shares had previously traded.

Changyou completed its IPO on Nasdaq in April 2009, trading under the symbol “CYOU.” On April 17, 2020, we acquired all outstanding shares of Changyou that we did not already beneficially own pursuant to the merger (the “Changyou Merger”) of a newly-formed wholly-owned subsidiary with and into Changyou, with Changyou being the company surviving the Changyou Merger, and resulting in Changyou being delisted from Nasdaq and continuing as a privately-held company wholly-owned by us.

Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017, trading under the symbol “SOGO.” On September 23, 2021, we completed the transactions contemplated by a Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, by and among us, our wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and TitanSupernova Limited (“Tencent Merger Sub”), an wholly-owned subsidiary of Tencent (as so amended, the “Tencent/Sohu Sogou Share Purchase Agreement”), in which Sohu Search sold all of the Class A ordinary shares of Sogou and Class B ordinary shares of Sogou owned by Sohu Search to Tencent Merger Sub at a purchase price of $9.00 per share (the “Tencent/Sohu Sogou Share Purchase”). We received gross consideration of approximately $1.18 billion in cash from the Tencent/Sohu Sogou Share Purchase. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, we no longer have any beneficial ownership interest in Sogou. See “Item 4. Information on the Company - History and Development of the Company” for a more detailed description of the transactions contemplated by the Tencent/Sohu Sogou Share Purchase Agreement.

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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading Chinese online media, video, and game business group in the Chinese mainland;

•	our expected development, launch and market acceptance of our products and services;

•	our various initiatives to implement our business strategies to expand our business;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the online media, video, and game industries, and the volatility of the macroeconomic environment, in the Chinese mainland;

•	regulatory policies in the Chinese mainland relating to the Internet and Internet content providers, including online media, video, and game developers and operators; and

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

Financial Information Related to VIEs and Sohu.com Limited

We do not own the VIEs that we consolidate in our financial statements. Chinese mainland law currently restricts foreign ownership of value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the Chinese mainland. To comply with Chinese mainland law, we conduct a significant part of our value-added telecommunications, online game, and other business activities through contractual arrangements between our principal Chinese mainland subsidiaries and the corresponding VIEs and their respective shareholders. See “Information on the Company - Organizational Structure” in Item 4 of this annual report for a description of the ownership information of the principal VIEs through which we conduct a significant portion of our operations. See Item 7 “Major Shareholders and Related Party Transactions - Contractual Arrangements with VIEs and their Shareholders” of this annual report for a more detailed discussion of the contractual arrangements with the VIEs. For a discussion of risks related to these contractual arrangements, please see “Item 3. Key Information - Risk Factors - Risks Related to Our Corporate Structure - We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business; these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses; and the contracts may be difficult to enforce” and “- A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.”

The table below presents our condensed consolidating schedule of financial position for our top-tier publicly-traded holding company Sohu.com Limited (the “Company”), our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and the VIEs and their subsidiaries that we consolidate under U.S. GAAP (ASC 810) as of the dates presented (in thousands).

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

	As of December 31, 2022
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents	$1,308	648,981	25,800	21,732	0	697,821
Restricted cash	0	0	1,803	1,838	0	3,641
Short-term investments	0	467,294	1,726	4,604	0	473,624
Accounts receivable, net	0	28,913	6	38,622	0	67,541
Prepaid and other current assets	700	22,201	46,258	13,934	0	83,093
Intra-Group receivables due from subsidiaries (1)	512,936	353,286	666,291	594,099	(2,126,612)	0

Total current assets	514,944	1,520,675	741,884	674,829	(2,126,612)	1,325,720

Fixed assets, net	0	51,087	236,787	352	0	288,226
Investment in subsidiaries (2)	834,714	1,735,970	455,149	0	(3,025,833)	0
Controlling financial interests in VIEs (3)	0	0	198,476	0	(198,476)	0
Long-term time deposits	0	0	265,802	0	0	265,802
Other non-current assets	22,036	8,284	15,694	53,450	(1,436)	98,028

Total assets	$1,371,694	3,316,016	1,913,792	728,631	(5,352,357)	1,977,776

LIABILITIES
Current liabilities:
Accounts payable	$0	26,751	18,789	10,909	0	56,449
Accrued liabilities	1,129	57,224	30,162	37,946	0	126,461
Receipts in advance and deferred revenue	0	7,055	77	40,948	0	48,080
Accrued salary and benefits	83	19,288	35,154	6,229	0	60,754
Tax payables	0	2,217	7,212	1,183	0	10,612
Intra-Group payables due to subsidiaries (1)	90,173	907,191	726,702	402,546	(2,126,612)	0
Other short-term liabilities	0	56,356	43,074	15,102	0	114,532

Total current liabilities	91,385	1,076,082	861,170	514,863	(2,126,612)	416,888

Long-term other payables	0	866	929	0	0	1,795
Long-term tax liabilities	170,867	16,120	0	13,242	0	200,229
Deferred tax liabilities	0	239,013	8,252	549	0	247,814
Other non-current liabilities	0	(80)	420	1,436	(1,436)	340

Total long-term liabilities	170,867	255,919	9,601	15,227	(1,436)	450,178

Total liabilities	$262,252	1,332,001	870,771	530,090	(2,128,048)	867,066

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity	1,109,442	1,982,747	1,043,021	198,541	(3,224,309)	1,109,442
Noncontrolling interest	0	1,268	0	0	0	1,268

Total shareholders’ equity (2)(3)	1,109,442	1,984,015	1,043,021	198,541	(3,224,309)	1,110,710

Total liabilities and shareholders’ equity	$1,371,694	3,316,016	1,913,792	728,631	(5,352,357)	1,977,776

	As of December 31, 2023
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents	$2,914	155,057	197,868	6,665	0	362,504
Restricted cash	0	0	1,772	1,412	0	3,184
Short-term investments	0	501,869	77,158	18,743	0	597,770
Accounts receivable, net	0	10,615	28,050	32,953	0	71,618
Prepaid and other current assets	631	15,394	60,432	5,514	0	81,971
Intra-Group receivables due from subsidiaries (1)	531,708	264,426	655,512	502,353	(1,953,999)	0

Total current assets	535,253	947,361	1,020,792	567,640	(1,953,999)	1,117,047

Fixed assets, net	0	47,780	221,075	203	0	269,058
Investment in subsidiaries (2)	805,454	3,389,434	1,186,862	0	(5,381,750)	0
Controlling financial interests in VIEs (3)	0	0	218,907	0	(218,907)	0
Long-term time deposits	0	171,621	216,992	0	0	388,613
Other non-current assets	22,036	24,424	13,794	48,538	(1,412)	107,380

Total assets	$1,362,743	4,580,620	2,878,422	616,381	(7,556,068)	1,882,098

LIABILITIES
Current liabilities:
Accounts payable	$0	8,680	28,013	7,916	0	44,609
Accrued liabilities	1,244	35,353	38,657	28,525	0	103,779
Receipts in advance and deferred revenue	0	4,634	2,237	43,958	0	50,829
Accrued salary and benefits	83	4,042	41,671	4,534	0	50,330
Tax payables	0	931	9,365	1,067	0	11,363
Intra-Group payables due to subsidiaries (1)	118,742	923,205	628,969	283,083	(1,953,999)	0
Other short-term liabilities	0	61,519	6,080	13,883	0	81,482

Total current liabilities	120,069	1,038,364	754,992	382,966	(1,953,999)	342,392

Long-term other payables	0	554	3,370	0	0	3,924
Long-term tax liabilities	183,718	16,120	0	13,021	0	212,859
Deferred tax liabilities	0	253,483	8,032	0	0	261,515
Other non-current liabilities	0	86	2,011	1,445	(1,412)	2,130

Total long-term liabilities	183,718	270,243	13,413	14,466	(1,412)	480,428

Total liabilities	$303,787	1,308,607	768,405	397,432	(1,955,411)	822,820

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity	1,058,956	3,271,691	2,110,017	218,949	(5,600,657)	1,058,956
Noncontrolling interest	0	322	0	0	0	322

Total shareholders’ equity (2)(3)	1,058,956	3,272,013	2,110,017	218,949	(5,600,657)	1,059,278

Total liabilities and shareholders’ equity	$1,362,743	4,580,620	2,878,422	616,381	(7,556,068)	1,882,098

The following table presents our condensed consolidating schedules of results of operations for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2021
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	90,830	79,923	664,823	0	835,576
Intra-Group revenues (4)		0	275,774	256,801	21,488	(554,063)	0

Total revenues		0	366,604	336,724	686,311	(554,063)	835,576
Cost of revenues:
Third-party cost of revenues		0	26,055	96,891	81,725	0	204,671
Intra-Group cost of revenues (4)		0	4,957	37,732	136,221	(178,910)	0

Total cost of revenues		0	31,012	134,623	217,946	(178,910)	204,671

Gross profit		0	335,592	202,101	468,365	(375,153)	630,905
Operating expenses:
Third-party operating expenses		1,768	123,963	335,576	72,126	0	533,433
Intra-Group operating expenses (4)		0	11,325	2,831	366,762	(380,918)	0

Total operating expenses		1,768	135,288	338,407	438,888	(380,918)	533,433

Operating profit/(loss)		(1,768)	200,304	(136,306)	29,477	5,765	97,472
Income/(loss) from subsidiaries (2)		75,343	(71,989)	182,818	0	(186,172)	0
Income/(loss) from VIEs (3)		0	0	35,805	0	(35,805)	0
Non-operating income/(expense)		526	(3,017)	32,843	9,508	(5,765)	34,095

Income before income tax expense		74,101	125,298	115,160	38,985	(221,977)	131,567
Income tax expense		4,827	49,958	4,331	3,180	0	62,296

Net income from continuing operations		69,274	75,340	110,829	35,805	(221,977)	69,271
Less: Net loss from continuing operations attributable to the noncontrolling interest shareholders		0	(3)	0	0	0	(3)

Net income from continuing operations attributable to Sohu.com Limited		69,274	75,343	110,829	35,805	(221,977)	69,274
Net income from discontinued operations, net of tax							858,451

Net income	$						927,725

	Year Ended December 31, 2022
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	141,118	1,274	591,480	0	733,872
Intra-Group revenues (4)		0	202,250	257,442	27,914	(487,606)	0

Total revenues		0	343,368	258,716	619,394	(487,606)	733,872
Cost of revenues:
Third-party cost of revenues		0	34,125	60,845	96,603	0	191,573
Intra-Group cost of revenues (4)		0	24,232	17,499	104,883	(146,614)	0

Total cost of revenues		0	58,357	78,344	201,486	(146,614)	191,573

Gross profit		0	285,011	180,372	417,908	(340,992)	542,299
Operating expenses:
Third-party operating expenses		2,206	187,875	280,180	72,911	0	543,172
Intra-Group operating expenses (4)		0	9,104	2,662	329,226	(340,992)	0

Total operating expenses		2,206	196,979	282,842	402,137	(340,992)	543,172

Operating profit/(loss)		(2,206)	88,032	(102,470)	15,771	0	(873)
Income/(loss) from subsidiaries (2)		(213)	(71,405)	74,897	0	(3,279)	0
Income/(loss) from VIEs (3)		0	0	2,691	0	(2,691)	0
Non-operating income/(expense)		(7,390)	24,159	37,107	(12,398)	0	41,478

Income/(loss) before income tax expense		(9,809)	40,786	12,225	3,373	(5,970)	40,605
Income tax expense		7,534	40,997	8,733	682	0	57,946

Net income/(loss) from continuing operations		(17,343)	(211)	3,492	2,691	(5,970)	(17,341)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders		0	2	0	0	0	2

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(17,343)	(213)	3,492	2,691	(5,970)	(17,343)

Net loss	$						(17,343)

	Year Ended December 31, 2023
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	51,825	71,645	477,202	0	600,672
Intra-Group revenues (4)		0	2,431	382,418	13,283	(398,132)	0

Total revenues		0	54,256	454,063	490,485	(398,132)	600,672
Cost of revenues:
Third-party cost of revenues		0	30,422	63,914	55,227	(3,806)	145,757
Intra-Group cost of revenues (4)		0	15,178	8,396	86,435	(110,009)	0

Total cost of revenues		0	45,600	72,310	141,662	(113,815)	145,757

Gross profit		0	8,656	381,753	348,823	(284,317)	454,915
Operating expenses:
Third-party operating expenses		2,193	137,111	358,862	44,059	0	542,225
Intra-Group operating expenses (4)		0	1,387	287	282,812	(284,486)	0

Total operating expenses		2,193	138,498	359,149	326,871	(284,486)	542,225

Operating profit/(loss)		(2,193)	(129,842)	22,604	21,952	169	(87,310)
Income/(loss) from subsidiaries (2)		(51,138)	68,616	(122,232)	0	104,754	0
Income/(loss) from VIEs (3)		0	0	23,879	0	(23,879)	0
Non-operating income/(expense)		376	28,873	48,766	3,814	(169)	81,660

Income/(loss) before income tax expense		(52,955)	(32,353)	(26,983)	25,766	80,875	(5,650)
Income tax expense		12,850	19,050	26,633	1,887	0	60,420

Net income/(loss) from continuing operations		(65,805)	(51,403)	(53,616)	23,879	80,875	(66,070)
Less: Net loss from continuing operations attributable to the noncontrolling interest shareholders		0	(265)	0	0	0	(265)

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(65,805)	(51,138)	(53,616)	23,879	80,875	(65,805)

Net income from discontinued operations, net of tax							35,426

Net loss	$						(30,379)

The following table presents our condensed consolidating schedules of cash flows for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2021
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(517)	(127,098)	(299,947)	541,172	0	113,610
Net cash provided by/(used in) transactions with intra-Group entities	0	288,308	217,245	(505,553)	0	0

Net cash provided by/(used in) continuing operating activities	(517)	161,210	(82,702)	35,619	0	113,610
Net cash used in discontinued operating activities						(175,888)

Net cash used in operating activities						(62,278)
Cash flows from investing activities:
Net cash used in transactions with third parties	0	(112,599)	(400,933)	(23,887)	0	(537,419)
Net cash provided by/(used in) transactions with intra-Group entities	(5,999)	(172,370)	209,079	(140,671)	109,961	0

Net cash used in continuing investing activities	(5,999)	(284,969)	(191,854)	(164,558)	109,961	(537,419)
Net cash provided by discontinued investing activities						1,054,148

Net cash provided by investing activities						516,729
Cash flows from financing activities:
Net cash used in transactions with third parties	(17,418)	(407,550)	0	0	0	(424,968)
Net cash provided by/(used in) transactions with intra-Group entities	36,912	(236,658)	197,819	111,888	(109,961)	0

Net cash provided by/(used in) continuing financing activities	19,494	(644,208)	197,819	111,888	(109,961)	(424,968)
Net cash used in discontinued financing activities						(9,132)

Net cash used in financing activities						(434,100)

	Year Ended December 31, 2022
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(10,122)	(229,554)	(177,018)	448,936	0	32,242
Net cash provided by/(used in) transactions with intra-Group entities	0	186,468	259,192	(445,660)	0	0

Net cash provided by/(used in) continuing operating activities	(10,122)	(43,086)	82,174	3,276	0	32,242

Net cash provided by operating activities						32,242
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	0	(340,000)	112,632	(5,421)	0	(232,789)
Net cash provided by/(used in) transactions with intra-Group entities	7,967	605,535	(208,182)	72,497	(477,817)	0

Net cash provided by/(used in) continuing investing activities	7,967	265,535	(95,550)	67,076	(477,817)	(232,789)

Net cash used in investing activities						(232,789)
Cash flows from financing activities:
Net cash used in transactions with third parties	(82,136)	0	0	0	0	(82,136)
Net cash provided by/(used in) transactions with intra-Group entities	72,036	(171,590)	(299,054)	(79,209)	477,817	0

Net cash provided by/(used in) continuing financing activities	(10,100)	(171,590)	(299,054)	(79,209)	477,817	(82,136)

Net cash used in financing activities						(82,136)

	Year Ended December 31, 2023
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(1,631)	(356,837)	(76,861)	409,762	0	(25,567)
Net cash provided by/(used in) transactions with intra-Group entities	0	(13,528)	396,121	(382,593)	0	0

Net cash provided by/(used in) continuing operating activities	(1,631)	(370,365)	319,260	27,169	0	(25,567)

Net cash used in operating activities						(25,567)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	0	(351,792)	75,049	(14,922)	0	(291,665)
Net cash provided by/(used in) transactions with intra-Group entities	3	(1,124,552)	(1,325,496)	73,894	2,376,151	0

Net cash provided by/(used in) continuing investing activities	3	(1,476,344)	(1,250,447)	58,972	2,376,151	(291,665)

Net cash used in investing activities						(291,665)
Cash flows from financing activities:
Net cash used in transactions with third parties	(6,560)	0	0	0	0	(6,560)
Net cash provided by/(used in) transactions with intra-Group entities	9,794	1,355,281	1,112,687	(101,611)	(2,376,151)	0

Net cash provided by/(used in) continuing financing activities	3,234	1,355,281	1,112,687	(101,611)	(2,376,151)	(6,560)

Net cash used in financing activities						(6,560)

Note (1): Represents the elimination of intercompany balances generated from intra-Group service charges among Sohu.com Limited, the Primary Beneficiaries of VIEs, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate under U.S. GAAP (ASC 810).

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

Transfers of Cash Within the Sohu Group

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs (in thousands):

	Year ended December 31,
	2021	2022	2023
Cash paid by the VIEs to our subsidiaries under service agreements	$(528,330)	$(478,098)	$(396,728)
Cash received by the VIEs from our subsidiaries under service agreements	22,777	32,438	14,135
Cash paid by the VIEs to our subsidiaries for intra-Group financing	(140,671)	(79,209)	(101,611)
Cash received by the VIEs from our subsidiaries for intra-Group financing	111,888	72,497	73,894

Risk Factors

Risks Related to Our Business

We are subject to the risks associated with operating in an evolving market.

As a company operating in an evolving Internet market in the Chinese mainland, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	continue to attract users to remain with us and use our products and services;

•	build our businesses such as Sohu Media Portal, Sohu Video, online games, and other businesses successfully;

•	continue to attract a large audience to our matrices and services by expanding the type and technical sophistication of the content and services we offer;

•	maintain and develop a sufficiently large advertiser base for our brand advertising business;

•	maintain and attract online game users by timely updating our existing online games and developing and launching new online games;

•	effectively control our costs and expenses; and

•	attract and retain qualified personnel.

Our operating results are likely to fluctuate significantly and may differ from market expectations.

Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors which could have an adverse impact on our business. We reported an operating loss for both 2022 and 2023 and may continue to suffer operating losses in future years. Our online advertising revenues often fluctuate as our advertisers adjust their advertising strategies as their industries go through business and economic cycles. Our advertisers’ online marketing spending may also be negatively impacted by the general macroeconomic environment in the Chinese mainland, which in turn could negatively impact our online advertising revenues. Also see “- We depend on revenues from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.”

We depend on revenues from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.

For the year ended December 31, 2023, 62% of our total revenues and 79% of our online game revenues were derived from TLBB PC and Legacy TLBB Mobile. Despite Changyou’s efforts to improve these two games, game players may nevertheless lose interest in them over time and their popularity, revenues, and profitability may decline accordingly. If Changyou fails to improve and update TLBB PC and Legacy TLBB Mobile on a timely basis, or if Changyou’s competitors introduce more popular games, including mobile games, catering to Changyou’s game-player base, the decline in TLBB PC’s and Legacy TLBB Mobile’s popularity can be expected to accelerate, which could cause a significant decrease in our revenues. If Changyou’s revenues from TLBB PC and Legacy TLBB Mobile continue to decline as they have in recent years, or if Changyou’s online game revenues from games other than TLBB PC and Legacy TLBB Mobile do not grow or if they decrease, our revenues, net income, and operating cash flow will be adversely affected. Furthermore, any interruptions in TLBB PC and Legacy TLBB Mobile’s operations could cause significant decreases in our revenues, net income, and operating cash flow.

We face intense competition, which could reduce our market share and adversely affect our financial performance.

There are many companies that distribute online content and services targeting Chinese Internet users. We compete with distributors of content and services over the Internet, including content sites, online games, Internet service providers and sites maintained by regulatory authorities, educational institutions and other institutions. These sites compete with us for high-quality content, user traffic, advertising dollars, online game players, potential partners and mobile services. The Internet market in the Chinese mainland continues to evolve. Competition is intense and can be expected to increase significantly in the future, because there are no substantial barriers to entry in our market

We have many competitors in the Internet market in the Chinese mainland, including 58.com, Alibaba, Archosaur, Autohome, Baidu, Bilibili, BitAuto, Century Huatong (formerly known as Shanda), Douyin, Douyu, Giant, Hello Group, Huya, IGG, iQIYI, JOYY, Kuaishou, Leju, Lilith, Mango TV, miHoYo, NetDragon, NetEase, Perfect World, Phoenix, Sina, Tencent, TouTiao, Xiaohongshu and Youku. We compete with our peers and competitors in the Chinese mainland primarily on the following basis:

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

In addition, in recent years the Internet industry in the Chinese mainland has been increasingly dominated by Alibaba, Baidu, ByteDance, and Tencent. These dominant companies may be able to further strengthen their influence in the industry by encouraging cooperation among the companies in which they invest or with which they establish strategic relationships. We may not be able to compete successfully and avoid marginalization in the industry if we are unable to develop our own comparable business ecosystem, which may be difficult for us to do in view of our relatively limited resources in comparison to these dominant companies.

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

It is critical for us to maintain and develop our brands so as to effectively expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users, brand advertising, online game and mobile customers, we may need to substantially increase our expenditures for creating and maintaining brand loyalty. Our success in promoting and enhancing our brands, as well as our ability to remain competitive, will also depend on our success in offering high-quality content, features and functionality. If we fail to promote our brands successfully or if our users or advertisers do not perceive our content and services to be of high-quality, we may not be able to continue growing our business and attracting users, advertisers, online game players and mobile users.

Our failure to keep up with rapid technology changes may severely affect our future success.

The Internet industry is undergoing rapid technological changes. Our future success will depend on our ability to respond to evolving technologies, such as emerging artificial intelligence technology, adapt our services to changing industry standards and improve the performance and reliability of our services. If we fail to adapt to such changes, our business may be adversely affected. For example, with the emergence of cloud computing technology, the primary Internet technology platform has been transformed from a traditional platform to a cloud computing platform. If we fail to adapt to the transformation, our products and services upgrade process will fall behind our competitors, and accordingly weaken our capacity to adapt our technology to the market. Furthermore, cloud computing itself is a significant business opportunity. If we fail to seize the opportunity, we will lose our ability to capture a share of that market. In addition, as mobile devices other than personal computers are increasingly used to access the Internet, we must develop products and services for such devices. To meet advertisers’ needs in targeting potential advertisers accurately, we need to develop and operate a more effective system for our advertising delivery, tracking and recording. Otherwise, we will not be able to maintain or increase our revenues and market share. In the meantime, the Ministry of Industry and Information Technology (the “MIIT”) and other regulatory authorities in the Chinese mainland can be expected to regularly promulgate standards and other regulations regarding Internet software and other Internet-based technologies. Adapting to such standards and regulations, including any regarding emerging artificial intelligence technology, could require us to make significant expenditures in the future.

Our strategy of acquiring complementary assets, technologies and businesses or making other strategic investments may fail and result in impairment losses.

As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing businesses. Our acquisitions could result in the use of substantial amounts of cash, issuance of potentially dilutive equity securities, significant impairment losses related to goodwill or amortization expenses related to intangible assets, and exposure to undisclosed or potential liabilities of acquired companies. Companies that we have invested in may not be successful, which may lead to impairment of the values of our investments and in turn adversely affect our financial condition and operating results. For example, in 2022, Changyou recognized a $12.0 million impairment loss for an equity investment in a third-party online game developer.

We may be required to record a significant charge to earnings when we reassess our goodwill or amortizable intangible assets.

We are required under U.S. GAAP to test for goodwill impairment annually or when an event occurs or circumstances change in a manner that could indicate that the goodwill might be impaired. We are also required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. See “Note 13 - Goodwill” of the Notes to Consolidated Financial Statements included in this annual report.

Any changes in accounting rules for share-based compensation, or any changes we make in our employee share incentive plans, may adversely affect our operating results, our stock price and our competitiveness in the employee marketplace.

Our performance is largely dependent on talented and highly skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate and retain highly skilled personnel for all areas of our organization. We have a history of using employee share options and restricted share units to align employees’ interests with the interests of our shareholders and encourage quality employees to join us and retain our quality employees by providing competitive compensation packages. We have adopted guidance on accounting for share-based compensation that requires the measurement and recognition of compensation expense for all share-based compensation based on estimated fair values. As a result, our operating results contain a charge for share-based compensation expense related to employee share options and restricted share units. The recognition of share-based compensation in our statement of comprehensive income has had and will have a negative effect on our reported results and earnings per share, which can in turn negatively affect our ADS price. On the other hand, if we modify or cancel our employee share incentive plans, share-based compensation expense might be minimized but it may also limit our ability to continue to use share-based awards as a tool to attract and retain our employees, which may adversely affect our operations. It is possible that there will be changes in the accounting rules for share-based compensation in the future that could have an adverse effect on our ADS price and our competitiveness in the employee marketplace.

Our failure to manage growth and adapt to evolving industry trends and business models could have an adverse commercial impact on us.

The retention and management of personnel require significant time and resource commitments from us and our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or anticipate our future growth, our business could be adversely affected. As we have approximately 4,700 employees, it can be difficult for us to fully monitor each employee’s behavior. In addition, as we have several branch offices in the Chinese mainland, it is harder for us to monitor and regulate the overall behavior of our branch offices or of individual employees at such branch offices, to effectively implement our strategy to local offices and to manage the growth of these local operations. We cannot be certain that we will be able to maintain policies and procedures that are rigorous enough or that we will be able to cause all of our employees or all of our branch offices to behave in conformity with those policies and procedures, or to ensure that our employees will not engage in conduct that could expose us to third-party liability or governmental sanctions, which may limit our future growth and hamper our business strategy. Additionally, our business relies on our reporting and data systems, which have grown increasingly complex due to acquisitions and the diversification and complexity of our business. Our ability to operate our business efficiently depends on these systems, and if we are unable to adapt to these changes, our business could be adversely affected.

Moreover, to keep pace with the developing and evolving Internet industry, we must continually explore new products, services or revenue models for our business. Since we may have limited experience in new business areas, we may fail to manage growth and adapt to industry trends and business models.

In addition, we must continue to develop products and services that are adaptable to mobile devices so as to attract users and cause our existing users and advertisers to remain with us. See “- As our products and services are currently accessed primarily through mobile phones, tablets and other internet-enabled mobile devices, we believe that we must develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.”

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

Our operation and future success is heavily dependent upon the services of our key executives, particularly Dr. Charles Zhang, who is the founder, Chief Executive Officer, Chairman of the Board, and a major shareholder of our company. For Changyou, we rely on the services of Dewen Chen, Changyou’s Chief Executive Officer. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to replace them easily and our business may be severely disrupted. In addition, if any of our key executives or employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members, as well as customers and suppliers, and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. However, if there are disputes between our executive officers and us with respect to such agreements, we may have to incur substantial legal expenses in any legal or other action necessary to enforce them, and any such legal or other action may not be successful. We also rely on a number of key members of our technology staff for our business. Given the competitive nature of the industry, and in particular our competitors’ increasingly aggressive efforts to provide competitive compensation packages to attract talent in the core Chinese markets where we operate, the risk of key technology staff leaving Sohu is high and could have a disruptive impact on our operations.

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

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. For example, a third-party Internet platform operator might provide its users access to video content on our Internet platforms while blocking Internet advertisements embedded in our video content, which could adversely affect our advertising revenues and our reputation with our current and potential advertising clients. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Our self-developed Web series video productions may be disseminated by third parties without our authorization. In addition, under the Patent Law of the People’s Republic of China (the “Patent Law”), the State Council of China (the “State Council”)’s Patent Administration Department may grant a compulsory license to individuals or entities to use one or more of our patents if our exploitation of the patents has been determined to violate the antitrust laws. Furthermore, the validity, enforceability and scope of laws protecting intellectual property in Internet-related industries continue to evolve, and we cannot assure you that the laws of the countries and regions in which we operate our businesses will provide sufficient protection of our intellectual property rights. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources. We cannot be certain that judgments from any such lawsuits will be issued in our favor, or that any resulting damages will cover our business losses and litigation expenses, and if any such lawsuits do not achieve their intended effect, our business and operations may be adversely affected.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.

We cannot be certain that the products, services and intellectual property used in our normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business and have in the past been, and may in the future be, required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages or fines, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question. In addition, it is possible that content on our Internet platforms, which not only includes content developed by us but also provides a platform for a significant amount of content generated by others, may violate the intellectual property rights of third parties. We, as a primary provider of self-developed video content, may incur relatively higher monetary liability if such content is found to have infringed the intellectual property rights of third parties. Also, as we increasingly rely on content provided by third-party PGC and UGC providers on our Internet platforms, either developed by the outlets themselves or adapted from content of parties separate from such outlets, it will become increasingly difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims. Furthermore, regulatory authorities in the Chinese mainland have recently been drawing attention to issues regarding the infringement of online intellectual property rights. For example, a regulatory program called the “Jian Wang Campaign” aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2023, which was conducted from August through November of 2023 and targeted piracy and other forms of copyright infringement related to unauthorized live broadcasting of sporting events and unauthorized dissemination of recordings of sporting events, short videos, and online literature, aimed to strengthen the copyright protection of sporting events, cultural and creative products, and online videos.

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

We could be exposed to liability for the selection of listings that may be accessible through our Internet platforms or through content and materials that our users may post using our interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information. We also offer e-mail and subscription services, which expose us to potential liabilities or claims resulting from:

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

We have applied for initial registrations in the Chinese mainland and Offshore markets, and/or changes in registrations relating to transfers, of our key trademarks in the Chinese mainland, including Sohu.com, Sohu Fox, www.focus.com.cn, Sohu Focus, GoodFeel, trademarks relating to Changyou products such as ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. Changyou has the right to use trademarks including TLBB, TLBB logos, TLBB 3D and New TLBB for its PC game TLBB, and TLBB 3D, Legacy TLBB Mobile, TLBB Honor, and New TLBB Mobile for its mobile games under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. We have also applied for patents relating to our business. While we have succeeded in registering the trademarks for most of these marks in the Chinese mainland under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of marks under other classes are still under examination by the Trademark Office of the China National Intellectual Property Administration (the “CNIPA”) and relevant authorities of Offshore markets. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the Patent Office of the CNIPA. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure you that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot be certain that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

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

From time to time, we have been, and may in the future be, subject to lawsuits brought against us by our competitors, individuals, or other entities. For example, in 2020, a group of plaintiffs brought a lawsuit against Changyou in the Cayman Islands claiming that they were entitled to assert dissenters’ rights in the Changyou Merger. Both the Grand Court of the Cayman Islands, a court of first instance, and the Cayman Islands Court of Appeal ruled in the plaintiffs’ favor, and Changyou has appealed to the Judicial Committee of the Privy Council in the United Kingdom (the highest court of appeal).

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

We face risks related to natural disasters, terrorist attacks, and health epidemics.

Our business has been and could in the future be adversely affected by natural disasters, such as earthquakes, floods, landslides, and tsunamis; terrorist attacks and other acts of violence or war; social instability; and recurrences of outbreaks of previous health epidemics and pandemics such as avian influenza, severe acute respiratory syndrome (or “SARS”), the Zika virus, the Ebola virus, and COVID-19.

We do not have business insurance coverage.

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

We generate a portion of our revenues from the sale of advertising for posting on our Internet platforms. Brand advertising revenues represented approximately 15% and 14% of our total revenues for the years ended December 31, 2023 and 2022, respectively. Our brand advertising revenues rely on the sale of advertising for posting on our Internet platforms, which may be affected by many of the following risk factors:

•

The advertising market in the Chinese mainland is still evolving and changing. Our current and potential advertising clients may not devote a significant portion of their advertising budgets to Internet-based advertising in general, or to us in particular;

•

Changes in regulatory policy could restrict or curtail our brand advertising services. For example, during the last several years, regulatory authorities in the Chinese mainland enacted a series of regulations, administrative instructions and policies to restrict online medical advertising. As a result of these regulations, we may lose some of our existing medical advertising clients;

•

Advertising agencies and advertisers may adopt new methods and strategies other than brand advertising to promote their brands. For example, they may shift their budgets from brand advertising to sales-driven promotions. Advertising agencies and advertisers may also face financial difficulties that cause them to curtail their spending on advertising. Any of these would have an adverse effect on our brand advertising revenues;

•

The acceptance of the Internet as a medium for advertising depends on the development of standards for measuring the effectiveness of advertisements disseminated over the Internet, and no standards have been widely accepted for the measurement of the effectiveness of brand advertising over the Internet. Industry-wide standards may not develop that are sufficient to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals;

•

We may not have systems that are sufficiently well-developed to support our brand advertising business, and as a result, we may suffer system bugs that cause bad user experiences, errors, or omissions in publishing our client’s advertisements, which could have a negative impact on our brand advertising business.

In addition, our ability to generate and maintain significant brand advertising revenues will also depend upon:

•	the development and maintenance of a large base of users possessing demographic characteristics attractive to advertising clients;

•	the acceptance of brand advertisement as an effective way for business marketing by advertising clients;

•	the effectiveness of our advertising delivery, tracking and reporting systems;

•	the resistance pressure on brand advertising prices and limitations on inventory; and

•

the establishment of a successful business model to make our new products adaptable to portable devices, which has required us, and will continue to require us, to make significant expenditures for research, development, promotion and operations.

Many advertisers allocate their online advertising budgets primarily to advertising on mobile devices, and the forms of advertising change rapidly. As a result, our online advertising business will suffer if we do not optimize, adapt, and make attractive our various product and service offerings for access on mobile devices and effectively deliver advertising content in a manner that attracts and retains users’ interest and attention.

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

It has been, and can be expected to continue to be, necessary for us to invest financial, operational, strategic, technological, personnel, and other resources in our online video services. Over the past few years, video content costs have remained at a high level and have adversely affected our operating results. Although we have attempted to control our expenditures for online video services, in part by using relatively more self-developed video content, which we produce in house or contract with independent third-party studios to produce for us, and relatively less content acquired from third parties, our total operating costs in this regard may continue to exceed the amount of our revenues derived from our online video platforms. Further, we compete with popular vertical online video sites, such as those operated by iQIYI, Tencent, Alibaba’s online video subsidiary Youku, and Mango TV, that have substantially greater financial resources than we do. If we are unable to expend the resources at a level necessary to self-develop or acquire the rights to, and provide on our video platforms, quality video content, we may not be able to compete effectively against these other popular sites, or grow or maintain the level of our user traffic, which could make our video platforms less attractive to advertisers, have a negative impact on our ability to generate revenues, and make it difficult for us to stem our losses from operation of our online video services or to recoup our expenditures.

Further, for some of the online video content that we purchase, we have the expectation that such video content will be broadcast by other platforms or TV channels according to a specified schedule. If there are delays, or cancellations, in such broadcasts, we will have to delay, perhaps indefinitely, our presentation of such content on our online platforms, which would be likely to cause our online viewership and revenues to be correspondingly lower than we expected.

As we offer self-developed video content that we develop in house or contract with third parties to produce for us, we face the risk that such self-developed content may not be well received by viewers and/or fail to attract advertisers, and we may not be able to generate sufficient revenues to stem our losses from our online video services or to ultimately recoup our costs.

We have spent, and expect to continue to spend, resources on self-developed video content. We have also invested, and may invest in the future, in the production of movies and other content by selected independent third-party studios. However, we are subject to the risk that the quality of our self-developed video content, or movies or other content in which we invest, will not be up to our expectations or those of our target viewer audience. If our self-developed video content, or such movies and other content produced for us by third parties, are not well received by viewers and/or fail to attract sufficient advertising placements from advertisers, or if the development of any such content or movies is not completed as a result of financial, regulatory, or other restraints, we may not be able to recoup our production costs and other expenditures. In recent years, developing in-house content has become widespread in the online video business in the Chinese mainland; we may continue to face significant competition from other online video platforms with respect to the acquisition of quality and popular intellectual property, such as story lines, plots, and characters, for use in such content and the cost of obtaining such intellectual property will therefore be likely to increase.

We may not be able to reverse the decline in revenues from our online video business. If we fail to do so, Sohu Video may not be able to become profitable, in which case we will be unable to recoup our substantial expenditures for the development of our online video business.

Our brand advertising revenues in general, and the revenues of our online video business in particular, have declined in recent years. Although the online video industry in the Chinese mainland has experienced substantial growth in recent years in terms of both users and content, we cannot be certain that the online video industry will continue to grow as rapidly as it has in the past. With the development of technology, new forms of media may emerge and render online video Websites or Mobile Apps less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes in general and regulations affecting copyright in particular, and the macroeconomic environment. If the online video industry in the Chinese mainland does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our user traffic may decrease, our advertising revenues may continue to decline, and our business and prospects may be adversely affected. We have allocated and spent, and expect to continue to allocate and spend, substantial financial resources to develop our online video business, which may result in less financial resources being used or available for, and the diversion of management attention and our other resources from, our other existing businesses and our development of new business opportunities. For Sohu Video to become profitable, it will be necessary for us to both increase our revenues from Sohu Video and control or reduce our expenditures for video content and other costs. If Sohu Video fails to become profitable, we will be unable to recoup our substantial expenditures for the development of our online video business.

We rely on advertising agencies to sell our brand advertising services. As the brand advertising market in the Chinese mainland is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates or to delay payments to us, which would adversely affect our gross margin.

Most of our brand advertising services are distributed by advertising agencies. In 2023, approximately 71% of our brand advertising revenues were derived from advertising agencies, and the five largest advertising agencies in the Chinese mainland contributed approximately 25% of our brand advertising revenues. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. As the brand advertising market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, or to delay payments to us, which could negatively affect our brand advertising growth and the timing of our collection of payments. Moreover, if any of these agencies face financial difficulties that cause them to curtail their spending on brand advertising, our revenues will be adversely affected.

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

In order to reduce our video content costs, in recent years we have gradually shifted our strategy from purchasing expensive head content to providing self-developed content, which generally generates less user traffic and revenues than purchased content does and has adversely affected, and may continue to adversely affect, our brand advertising revenues. We cannot be certain that we will continue to be able to acquire content rights or develop premium content in the future and our user traffic and revenues generated from such content rights and self-developed content could be reduced. Moreover, if we fail to produce by ourselves or acquire from third parties high-quality video content, or if video content we develop by ourselves or acquire proves to be less attractive to users than we anticipated, our user traffic and our market share could be adversely effected, which could result in our being unable to maintain or increase our video revenues.

Videos and other types of content and materials displayed on our Internet platforms may be found objectionable by regulatory authorities in the Chinese mainland, may subject us to penalties and other administrative actions, and may be subject us to liabilities for infringement of third-party intellectual property rights or other allegations.

Regulatory authorities in the Chinese mainland have adopted regulations governing Internet access and the distribution of videos over the Internet. Although we have adopted internal procedures to monitor the content displayed on our Internet platforms which is uploaded by PGC and UGC providers, due to the significant amount of content uploaded, we may not be able to identify all videos or other content that may violate relevant laws and regulations, and the risk may be greater as we increasingly rely on content provided by PGC and UGC providers through our Internet platforms, as our ability to fully review such content prior to its publication is limited. Failure to identify and prevent illegal or inappropriate content, such as content that is defamatory, is racially or religiously discriminatory, compromises national security, or infringes the intellectual property rights of third parties, from being displayed on our Internet platforms may subject us to liability.

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

In addition, under laws and regulations of the Chinese mainland governing online advertising, online publishers, such as us, are required to monitor advertising content displayed on their Internet platforms for accuracy, and for compliance with Chinese mainland law governing the dissemination of content over the Internet that is deemed to be unlawful or inappropriate. If we were found to have failed to fulfill our obligation to monitor advertisements on our platforms, we could be subject to various penalties, including being prohibited from providing advertising services for advertisers. For example, regulatory authorities required that we suspend our News Apps from the Apple App Store for two weeks during 2018, based on a claim that our News Apps had been displaying unlawful and inappropriate advertising content.

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

Risks Related to the Chinese Mainland’s Telecommunications Infrastructure

Our growth depends on there being reliable telecommunications infrastructure and related services in the Chinese mainland, and any failure of or interruption in this infrastructure or related services could result in severe disruptions to our business and limit our ability to expand it.

Our ability to grow our business depends on regulatory authorities and telecommunications infrastructure and related service providers in the Chinese mainland maintaining and expanding reliable Internet and telecommunications infrastructure and services in order for them to be sufficient to allow us to reach a broad base of Internet users in the Chinese mainland. Although there are a small number of non-state-owned telecommunications service providers in the Chinese mainland, almost all access to the Internet is maintained through state-owned telecommunication service providers under the administrative control and regulatory supervision of the MIIT. We rely on the infrastructure operated and maintained by these state-owned telecommunications service providers to provide data communications capacity, primarily through local telecommunications lines, and we will have no access to alternative networks and services on a timely basis, if at all, in the event of any disruption or failure in the infrastructure they operate.

We have signed Bandwidth Provision and Server Hosting Agreements with each of the state-owned telecommunications service providers. We maintain servers in the Chinese mainland to support most of our core services under these agreements. However, as there are limited telecommunication infrastructure service providers, we may not be able to lease additional bandwidth on acceptable terms on a timely basis, or at all. If we are not able to lease additional bandwidth, the development of our business can be adversely affected.

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

Our network operations may be vulnerable to hacking, viruses and other disruptions, which may make our products and services less attractive and reliable, and third-party online payment platforms that we partner with and cloud-based servers that we lease from third-party operators may be susceptible to security breaches, which may damage our reputation and adversely affect our business.

Internet use can decline if any well-publicized compromise of security occurs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our Internet platforms against hackers, and measures we may take may not be effective. In addition, the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability, as well as damage our reputation, decrease our user traffic, and adversely affect our financial performance.

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

We store on cloud-based servers that we lease from third-party operators, and transmit over the Internet, considerable and continually increasing amounts of data in connection with our service offerings such as Sohu Media Portal and Sohu Video, much of which is essential to the operation of our business and some of which is highly confidential information concerning our business and our users. Any breaches by hackers of cloud-based servers that we lease from third-party operators could cause disruptions in our service or operations, any of which could have an adverse impact on our businesses, our revenues, and our reputation among our customers, suppliers, and business partners. In order to minimize the likelihood of such breaches as the amount of confidential and sensitive data that we transmit increases, we will need to expend considerable resources to maintain and enhance the effectiveness of our security systems and to monitor and manage potential security risks associated with our use of third-party cloud-based servers and related services.

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

Our ADSs represent ordinary shares of a Cayman Islands exempted holding company that has no operations of its own. All of our operations are conducted through our direct and indirect subsidiaries, or through VIEs that are incorporated in the Chinese mainland and are not owned, directly or indirectly, by us, but rather are held by Dr. Charles Zhang and/or certain of our other employees, as our nominees. Various Chinese mainland laws and regulations restrict or prohibit foreign ownership of certain businesses in the Chinese mainland that we are engaged in, such as value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities. Accordingly, in order to comply with Chinese mainland regulatory requirements while providing our shareholders with the opportunity to hold economic interests in the results of the Chinese mainland operations of those businesses, the VIEs conduct operations of those businesses where foreign investment is prohibited or restricted in the Chinese mainland, and the results of operations of the VIEs only accrue to us through a series of contractual arrangements between certain of the VIEs and/or their shareholders, on the one hand, and certain of our Chinese mainland-based wholly-owned subsidiaries, on the other hand. These arrangements pose substantial risks to us and our shareholders that are not present in conventional arrangements where operations are conducted through direct and indirect subsidiaries of holding companies.

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

In addition, pursuant to the Notice on Establishing a Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“Circular 6”), which was promulgated by the General Office of the State Council in February 2011, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. Pursuant to the Rules on Implementation of Security Review System, which were promulgated by the Ministry of Commerce (the “MOFCOM”) and became effective on September 1, 2011 (the “MOFCOM Security Review Rules”), foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions. These national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and authorities in the Chinese mainland may interpret these regulations to mean that the transactions implementing our VIE structures should have been submitted for review. For a discussion of these Chinese mainland national security review requirements, see “Governmental Regulation and Legal Uncertainties - Specific Statues and Regulations - Miscellaneous - Regulation of M&A and Overseas Listings.”

The Law of the People’s Republic of China on Foreign Investment (the “Foreign Investment Law”) currently does not explicitly categorize contractual arrangements as a form of foreign investment. However, the Foreign Investment Law provides that foreign investment includes “foreign investors’ investment in the Chinese mainland through any other methods specified by laws, administrative regulations, or provisions prescribed by the State Council” without elaboration on the meaning of “other methods”. The Implementing Regulations of the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements. There is no assurance that future laws, administrative regulations or provisions of the State Council would not count contractual arrangements as a form of foreign investment. For a detailed discussion of Chinese mainland regulations with respect to wholly foreign owned subsidiaries that are incorporated in the Chinese mainland (“WFOEs”) and any subsidiaries that, although not wholly foreign owned, are considered to be foreign owned, see “Governmental Regulation and Legal Uncertainties - Specific Statues and Regulations - Requirements for Establishment of WFOEs.”

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

As of December 31, 2023, we had outstanding long-term loans of $11.1 million to Dr. Charles Zhang and to certain Chinese mainland entities owned by Dr. Zhang and/or certain other employees. These long-term loans were used by them to finance their investments in the equity of Beijing Century High-Tech Investment Co., Ltd. (“High Century”), Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”), Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”), and Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”), which are the principal VIEs, not owned by us or our subsidiaries, that are used to facilitate our participation in telecommunications, internet content, online games and certain other businesses in the Chinese mainland where foreign ownership is either prohibited or restricted.

The loan agreements contain provisions that, subject to Chinese mainland law, the loans can only be repaid to us by the nominee shareholders transferring the shares of High Century, Heng Da Yi Tong, Gamease, and Guanyou Gamespace to us. The nominee shareholders have pledged all of their shares in High Century, Heng Da Yi Tong, Gamease, and Guanyou Gamespace to secure the performance of their obligations under the loan agreements. The loans bear no interest and are due on the earlier of a demand or such time as Dr. Charles Zhang or one of the other shareholder borrowers, as the case may be, is not an employee of us. We do not intend to request repayment of the loans as long as Chinese mainland regulations prohibit our Chinese mainland-based subsidiaries from engaging, or owning entities engaged, in the businesses operated by the VIEs.

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

Because we conduct our Internet operations mainly in the Chinese mainland, and are restricted or prohibited by laws and regulations of the Chinese mainland from engaging in value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the Chinese mainland, we must depend on the VIEs, in which we have no ownership interest, to provide those services through contractual arrangements and to hold some of our assets, including some of the domain names and trademarks relating to our business. These arrangements may not be as effective in providing control over our value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities as would ownership of the entities operating these businesses. For example, if we owned the VIEs, we would be able to exercise our rights as a shareholder to effect changes in their boards of directors, which in turn could effect changes at the management level. Due to the VIE structure, we have to rely on contractual rights in order to have a controlling financial interest (as defined under U.S. GAAP) in, and to control management of, the VIEs, which exposes us to the risk of potential breach of contract by the VIEs or their shareholders, such as their failing to use the domain names and trademarks held by them, or failing to maintain our Internet platforms, in an acceptable manner or taking other actions that are detrimental to our interests. In addition, as each of the VIEs is owned by its shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. Moreover, some of the VIEs could fail to take actions required for our business, such as entering into content development contracts with potential content suppliers or failing to maintain the necessary permits for the content servers. Furthermore, if the shareholders of any of the VIEs were involved in proceedings that had an adverse impact on their interests in the VIEs or on our ability to enforce relevant contracts related to the VIE structure, our business would be adversely affected.

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

If our transfer pricing arrangements between our Chinese mainland-based subsidiaries and the VIEs are judged by tax authorities to be tax avoidance, or if related documentation does not meet applicable requirements, or the transactions are challenged as not being at arm’s length, our Chinese mainland-based subsidiaries and the VIEs may be subject to material adverse tax consequences, such as transfer pricing adjustments. A transfer pricing adjustment could result in a reduction, for Chinese mainland tax purposes, of adjustments recorded by VIEs, which could adversely affect us by (i) increasing the VIEs’ tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest and penalties being levied on us for unpaid taxes; or (ii) limiting the ability of our Chinese mainland-based companies to maintain preferential tax treatment and other financial incentives. In addition, if for any reason we needed to cause the transfer of any of the shareholders’ equity interests in any of the VIEs to a different nominee shareholder (such as if, for example, one of such shareholders was no longer employed by us), we might be required to pay personal income tax, on behalf of the transferring shareholder, on any gain deemed to have been realized by such shareholder on such transfer.

We may lose the ability to use and enjoy assets held by one or more of the VIEs that are important to the operation of our business if such VIEs declare bankruptcy or become subject to dissolution or liquidation proceedings.

Each of the VIEs that we consolidate under U.S. GAAP (ASC 810) holds assets, such as core intellectual property, licenses and permits, that are critical to our business operations. Although the equity interest purchase right agreements among our wholly-owned, Chinese mainland-based subsidiaries and the corresponding VIEs and their shareholders contain terms that obligate the shareholders of the VIEs to ensure the valid existence of the VIEs, in the event the shareholders breached these obligations and voluntarily liquidated the VIEs, or if one or more of the VIEs declared bankruptcy and all or part of their assets became subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if one or more of the VIEs were to undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors might claim rights to some or all of such VIEs’ assets and their rights could be senior to our rights under the VIE contracts, thereby hindering our ability to operate our business.

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

The economy of the Chinese mainland has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although the government in the Chinese mainland still owns a significant portion of the productive assets in the Chinese mainland, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. We cannot predict the future effects of the economic reform and macroeconomic measures adopted by regulatory authorities in the Chinese mainland on our business or results of operations. Furthermore, regulatory authorities in the Chinese mainland began to focus more attention on social issues in recent years and have promulgated or may promulgate additional laws or regulations in this area, which could affect our business.

The economy of the Chinese mainland has grown significantly over the past forty years. However, the rate of growth has been uneven across different geographic areas, among various sectors of the economy, and during different periods, and the overall rate of growth has slowed in recent years. If there is a prolonged slowdown in the rate of growth of the economy of the Chinese mainland or a contraction in the future, such a slowdown or contraction would be likely to have a negative effect on our business. Various macroeconomic measures and monetary policies adopted by regulatory authorities in the Chinese mainland to guide economic growth and manage inflation and/or deflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese mainland’s economy. In addition, such measures, even if they benefit the Chinese mainland’s overall economy in the long run, may have an adverse effect on us if they reduce the amount of money that our existing or future advertisers devote to online advertising.

The evolving legal system of the Chinese mainland presents uncertainties, which could limit the legal protections available to us and you.

The legal system of the Chinese mainland is a civil law system based on written statutes, in which decided legal cases have limited precedential value. In 1979, the government in the Chinese mainland began to promulgate a comprehensive system of laws and regulations governing economic matters in general, which is still evolving. Our Chinese mainland operating subsidiaries Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”), Beijing Sohu New Era Information Technology Co., Ltd., (“Sohu Era”), and Beijing AmazGame Age Internet Technology Group Co., Ltd. (“AmazGame”) are WFOEs, which are enterprises incorporated in the Chinese mainland and wholly-owned directly by our indirect Offshore subsidiaries. Our Chinese mainland operating subsidiary Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”) is an indirect wholly-owned subsidiary that is jointly owned directly by our Offshore subsidiary Sohu.com (Hong Kong) Limited and our Chinese mainland-based subsidiary Video Tianjin. Those WFOEs and Sohu Media, and their direct and indirect Chinese mainland subsidiaries, are subject to applicable laws and regulations of the Chinese mainland with respect to foreign investment in the Chinese mainland. In addition, all of the VIEs and their subsidiaries that we consolidate under U.S. GAAP (ASC 810) are incorporated in the Chinese mainland and are subject to all applicable laws and regulations of the Chinese mainland. Because the promulgation of the comprehensive legal system for the Chinese mainland began relatively recently and is still evolving, the interpretation and enforcement of many of the applicable laws and regulations involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, a difference in interpretation of the applicable law between the relevant regulatory authority in the Chinese mainland and us may lead to penalties imposed on us. For example, under current tax laws and regulations of the Chinese mainland, in order to be entitled to the preferential tax treatment afforded to “Software Enterprises” we are responsible for conducting a self-assessment and filing required supporting documentation with tax authorities. However, we may be found to be in violation of the tax laws and regulations based on the interpretation of local tax authorities with regard to the applicable tax rates, and therefore might be subject to penalties, including monetary penalties. In addition, we cannot predict the effect of future developments in the legal system of the Chinese mainland, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

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

Under the Social Insurance Law of the People’s Republic of China and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

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

If we are found to be in violation of current or future Chinese mainland laws, rules, and regulations regarding Internet-related services, telecom-related activities, and overseas listings, we could be subject to severe penalties.

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

The Catalogue of Classification of Internet Audio-Video Program Services (Trial) issued by the SAPPRFT on March 17, 2010 and amended on March 10, 2017, classifies the business of providing public program searching and watching services through the Internet to the public as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. The VIE Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”) received a renewal of a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT on June 20, 2023. In addition, Sohu’s online video businesses are operated under various Internet platforms, such as sohu.com, and focus.cn, but current laws and regulations of the Chinese mainland are lack of clear provisions indicating whether it is permissible to provide video services over several Internet platforms that are owned by a single company under one permit and the NRTA might claim that such operation under one permit is not allowed under the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services. If the NRTA were to make such a claim, we could face penalties from the NRTA, such as fines, cancellation of our existing permit, or the forced discontinuation or restriction on our video services or even our operations. If we are ordered to suspend our services, our user traffic will be reduced and therefore our revenues will be negatively affected.

Current laws and regulations of the Chinese mainland require an Internet publishing license for the provision of online game services. Because our Chinese mainland-based subsidiaries and their direct and indirect subsidiaries are not allowed by Chinese mainland law to obtain such a license, the VIEs Gamease and Guanyou Gamespace obtained such licenses instead. Gamease received a renewal of its such license from the National Press and Publication Administration (the “NPPA”) on February 29, 2024. As of the date of this annual report, Guanyou Gamespace’s such license has expired, and Guanyou Gamespace is in the process of applying for renewal of such license. There is uncertainty as to whether Guanyou Gamespace will be able to renew such license.

In addition, an Internet news information services permit is required under current laws and regulations of the Chinese mainland for news republishing services and platforms services that disseminate news over the Internet. The VIE Sohu Internet holds such a permit because our wholly-owned Chinese mainland-based subsidiaries and their direct and indirect subsidiaries are not allowed to obtain such a permit.

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

In recent years, regulatory authorities in the Chinese mainland have enacted or published for public comment a series of laws and regulations related to cybersecurity and data security, such as the Internet Security Law of the People’s Republic of China (the “Internet Security Law”), which was enacted by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017; the Data Security Law, which took effect on September 1, 2021; the Regulations on Security Protection of Critical Information Infrastructure (the “CII Regulations”), which were promulgated by the State Council on July 30, 2021 and became effective on September 1, 2021; the Draft Data Security Regulations, which were published for public comment on November 14, 2021; and the Measures for Cybersecurity Review, which were promulgated on December 28, 2021 and took effect on February 15, 2022 (the “Measures for Cybersecurity Review,” together with the Internet Security Law and the CII Regulations, the “Cybersecurity Laws”), while intensifying oversight and enforcement actions. See “Governmental Regulation and Legal Uncertainties - Miscellaneous - Laws and Regulations Related to Security and Censorship.” The laws and regulations governing cybersecurity and data security in the Chinese mainland are relatively new and evolving rapidly, and the relevant regulatory authorities in the Chinese mainland have wide discretion in their interpretation and enforcement, which involve uncertainties. For example, the Measures for Cybersecurity Review provide that the following activities are subject to cybersecurity review: (i) purchases of network products and services by critical information infrastructure operators (“CIIOs”) that impact or may impact national security; (ii) listings abroad by Internet platform operators holding personal information of over one million users; and (iii) data processing activities by Internet platform operators that affect or may affect national security. However, it is not clear under the current regulations how it is determined whether a purchaser of network products and services is a CIIO, whether an Internet platform operator holds personal information of over one million users, or the precise circumstances under which a data processor may be subject to such review. We have not been required to go through any cybersecurity review by the CAOC under the Cybersecurity Laws as currently in effect; and we believe that we are unlikely to be required by the CAOC to go through cybersecurity reviews due to the facts that (i) our ADSs were listed on Nasdaq before the Cybersecurity Laws went into effect, and the Cybersecurity Laws do not require Internet platform operators that hold personal information of over one million users to file supplemental applications for cybersecurity reviews of such operators’ previous issuances of their securities to foreign investors that occurred before the Cybersecurity Laws went into effect; (ii) the competent regulatory and supervisory authorities in the Chinese mainland are required under the CII Regulations to identify critical information infrastructure and the CIIOs of such critical information infrastructure, and to notify all CIIOs that have been so identified, and we have not received any such notice; (iii) the nature of the data that we process in our business is such that it is unlikely that Chinese mainland authorities would conclude that such data impact or may impact national security; and (iv) we have not been required to go through a cybersecurity review initiated by the CAOC, nor are we aware of any preliminary investigation of our company by the CAOC that might lead to such a review. However, we cannot assure you that the CAOC will not initiate a cybersecurity review on us under the Cybersecurity Laws.

On July 6, 2021, several authorities in the Chinese mainland jointly promulgated the Opinions on Strictly Combating Illegal Securities Activities in Accordance with the Law, which called for enhanced administration and supervision of Chinese mainland-based companies listing outside of the Chinese mainland, proposed to revise the relevant regulations governing the issuance and listing of shares outside of the Chinese mainland by such companies, and clarified the related responsibilities of competent industry regulators and regulatory authorities in the Chinese mainland. On February 24, 2023, the CSRC published the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offerings and Listings by Chinese Mainland Domestic Companies (the “Archives Rules”), which took effect on March 31, 2023. The Archives Rules apply to indirect Offshore offerings and listings by Chinese mainland domestic companies. Under the Archives Rules, if a Chinese mainland domestic company wishes to provide or publicly disclose to investment bankers, other securities and investment services providers, or regulators outside of the Chinese mainland (i) any information or materials that contain state secrets or work secrets of any regulatory authorities in the Chinese mainland or (ii) any other information or materials leakage of which could have an adverse impact on national security or the public interest, the company must obtain approval from, and/or comply with filing or other regulatory requirements of, relevant authorities in the Chinese mainland before any such provision or disclosure. Accordingly, we will be required to make a filing with and obtain advance approval of relevant regulatory authorities with respect to any plans we may have for provision to investment bankers, other securities and investment services providers or to regulators outside of the Chinese mainland, or public disclosure, of information or materials that could be determined by such authorities to contain state secrets or work secrets of any regulatory authorities in the Chinese mainland or dissemination of which could have an adverse impact on national security or the public interest. Any failure to obtain such advance approval could subject us to severe penalties.

On February 17, 2023, the CSRC adopted the Trial Measures for the Administration of Overseas Securities Offerings and Listings by Chinese Mainland Domestic Companies (the “Overseas Listing Measures”), which took effect on March 31, 2023. The Overseas Listing Measures establish a new filing-based regime to regulate direct and indirect overseas offerings and listings by Chinese mainland domestic companies. Under the Overseas Listing Measures, an indirect overseas offering and listing by a Chinese mainland domestic company refers to an offering and listing in an Offshore market made by a Chinese mainland domestic company through and in the name of an Offshore issuer established by, and based on the equity interests, assets, earnings or other similar interests and rights of, a Chinese mainland domestic company which operates its primary businesses in the Chinese mainland. The Overseas Listing Measures require, among other things, that a Chinese mainland domestic company that is the issuer of a direct overseas offering and listing or one of the principal operating entities in the Chinese mainland designated by the Offshore issuer of an indirect overseas offering and listing to (i) in the case of an initial public offering in an Offshore market, submit a filing to the CSRC within three business days after the submission of its offering and listing application in such Offshore market; (ii) in the case of a follow-on offering of its securities in the same Offshore market, submit a filing to the CSRC within three business days after the completion of such offering; (iii) in the case of a follow-on offering of its securities in another Offshore market, submit a filing to the CSRC within three business days after the submission of its offering application in such other Offshore market; and (iv) report to the CSRC any of the material events specified in the Overseas Listing Measures within three business days after the occurrence and public announcement of such event. Under the Notice on Arrangements for the Filing Administration of Overseas Securities Offerings and Listings by Chinese Mainland Domestic Companies issued by the CSRC on February 17, 2023 (the “Overseas Listing Measures Notice”), Chinese mainland domestic companies that had already listed in Offshore markets before March 31, 2023, the effective date of the Overseas Listing Measures, are not required to immediately file with the CSRC retroactively for their initial public offerings or other previous listings. While we have not been required, and we believe that we are unlikely to be required, by the CSRC to obtain approval of or complete any filing with the CSRC with respect to any offering of our securities (including the initial public offering of the Company’s predecessor Sohu.com Inc. on Nasdaq) that was completed before the Overseas Listing Measures became effective, it is possible that we will be required to do so retroactively in the future, and we will be required to (i) make a filing with the CSRC with respect to any follow-on offering of our securities on Nasdaq within three business days after the completion of such offering and (ii) make a filing with the CSRC for any offering or listing in an Offshore market other than Nasdaq within three business days after the first submission of application materials for such offering or listing that are required by the Offshore market.

We cannot be certain that we have fully complied with or will in the future always comply with the rules and regulations of the Chinese mainland with respect to Internet security, data security, anti-monopoly, and other matters associated with Internet-related services and telecom-related activities. In addition, regulatory authorities in the Chinese mainland may promulgate new laws, rules or regulations in the future. If current or future laws, rules or regulations regarding Internet-related activities are interpreted to be inconsistent with our ownership structure and/or our business operations, our business could be severely impaired and we could be subject to severe penalties.

The laws and regulations of the Chinese mainland mandate complex procedures for some acquisitions of Chinese mainland-based companies by foreign investors, which could make it more difficult for us to make acquisitions in the Chinese mainland.

There are laws and regulations of the Chinese mainland, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which were jointly issued by six regulatory authorities in the Chinese mainland on August 8, 2006 and were amended on June 22, 2009; the Anti-Monopoly Law; Circular 6; and the MOFCOM Security Review Rules, established procedures and requirements expected to make merger and acquisition activities in the Chinese mainland by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese mainland domestic enterprise, and that approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by Chinese mainland enterprises or residents acquire affiliated domestic companies. The Platform Guidelines stipulate that any business combinations or acquisitions of control (“Concentrations of Undertakings”) involving VIE structures fall within the scope of anti-monopoly review. If a Concentration of Undertakings meets the criteria for declaration as stipulated by the State Council, an operator must report such Concentration of Undertakings to the anti-monopoly law enforcement agency under the State Council in advance. There are laws and regulations of the Chinese mainland that also require certain merger and acquisition transactions to be subject to a merger control security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, or control through contractual arrangements or Offshore transactions. Factors that the MOFCOM considers in its security review for acquisitions of Chinese mainland-based companies by foreign investors include whether (i) an important industry is involved, (ii) the transaction involves factors that have had or may have an impact on national economic security and (iii) the transaction will lead to a change in control of a Chinese mainland domestic enterprise that holds a well-known Chinese mainland trademark or a time-honored Chinese mainland brand. The Measures for the Security Review of Foreign Investment (the “Security Review Measures”), promulgated by the MOFCOM and the National Development and Reform Commission (the “NDRC”), which became effective on January 18, 2021, further stipulate that any foreign investment that affects or may affect national security will be subject to a security review by relevant regulatory authorities in the Chinese mainland. If the business of any target company that we might plan to acquire falls into the ambit of security review, we may not be able to successfully acquire the target company. Complying with the requirements of the relevant regulations to complete any such transactions could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Certain Information that we display on, or distribute or otherwise make accessible through, our Internet platforms may subject us to liabilities and other sanctions for violation of Chinese mainland laws, rules and regulations.

The Chinese mainland has enacted regulations governing Internet access and the distribution of news and other information. In the past, regulatory authorities in the Chinese mainland have stopped the distribution of information over the Internet that they believe violates Chinese mainland law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news that compromises national security, without permission from regulatory authorities in the Chinese mainland. Furthermore, the Ministry of Public Security (the “MPS”) has the authority to make any local Internet service provider block any Website maintained outside the Chinese mainland at its sole discretion. If regulatory authorities in the Chinese mainland were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

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

Chinese mainland regulations currently permit payment of dividends by our Chinese mainland-based subsidiaries only out of their accumulated profits, if any, determined in accordance with Chinese mainland accounting standards and regulations. In addition, Chinese mainland law requires our Chinese mainland-based subsidiaries to set aside no less than 10% of their net income each year to fund certain reserve funds until these reserves equal 50% of the amount of registered capital. These reserves are not distributable as cash dividends.

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

Furthermore, to the extent that the VIEs have undistributed after-tax profits, we must pay personal income tax on behalf of our employees who hold interests in the VIEs when the VIEs distribute dividends in the future. The current personal income tax rate is 20%.

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

Sohu.com Limited is a holding company with no operating assets other than investments in the Chinese mainland-based operating entities through our intermediate Offshore holding companies. Our Offshore entities may need to rely on dividends and other distributions on equity paid by Chinese mainland-based subsidiaries for the cash requirements in excess of any cash raised from investors and retained by Sohu.com Limited or our other Offshore entities. In addition, for subsidiaries engaging in Sohu’s business in the Chinese mainland to be able to use the proceeds of cash dividends from Changyou, the dividends would have to be paid through the Sohu Cayman Islands entities that hold Sohu’s shares in Changyou. The primary source of any dividend payments to our Offshore entities would need to be our Chinese mainland-based subsidiaries after they receive payments from the VIEs under various service agreements and other arrangements. It is possible that our Chinese mainland-based subsidiaries will not continue to receive payments in accordance with our contracts with the VIEs or that such payments will become subject to restrictions imposed by Chinese mainland law. If our subsidiaries and the VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us through the intermediate companies. In addition, amounts available for dividends are further reduced because transfers of funds out of the Chinese mainland generally are subject to a withholding tax of 10%, and of 5% if transfers are made to Hong Kong and subject to the Chinese mainland-HK Tax Arrangement.

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

Authorities in the Chinese mainland have enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party censors news published in the Chinese mainland to ensure the presentation of a particular political ideology. In addition, the MIIT has published implementing regulations that subject online information providers to potential liability for content included in their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese mainland law prohibiting the distribution of content deemed to be socially destabilizing. Furthermore, because many Chinese mainland laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve uncertainty. In addition, the legal system of the Chinese mainland is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases an Internet platform operator may have difficulties determining the type of content that may subject it to liability.

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

As live broadcasting has surged in popularity in the Chinese mainland, regulatory authorities in the Chinese mainland have increased their efforts to regulate it. The Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”) issued an Online Performance Notice, which became effective on July 1, 2016, and issued the Online Performance Measures, which became effective on January 1, 2017; the CAOC issued the Provisions on the Administration of Online Live Social Video Services (the “Live Social Video Provisions”), which became effective on December 1, 2016; and the MIIT and several other regulatory authorities in the Chinese mainland issued a Notice on Strengthening the Administration of Live Online Social Video Services on August 1, 2018, providing for the administration and censorship of live broadcasting. The Live Social Video Provisions require us to implement procedures to detect and block illegal, fraudulent, politically-sensitive and inappropriate content and activities conducted through our live broadcasting platform. Although we have implemented procedures for our live broadcasting platform designed to detect and prevent material and activity that we believe could reasonably be considered to be prohibited, it is possible that hosts and users of our platform may distribute content and engage in activities that may be deemed illegal, but that we do not detect and identify as such. If regulatory authorities in the Chinese mainland believe that illegal or inappropriate activities haven been conducted through our live broadcasting platform, or if there is negative media coverage concerning our platform, the authorities in the Chinese mainland may hold us liable for non-compliance and subject us to administrative penalties or other sanctions, which could cause our business to suffer or have an adverse effect on our user base. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Online Cultural Products.”

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

If the status of certain of our Chinese mainland subsidiaries and the VIEs as “High and New Technology Enterprises” or “Software Enterprises” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid tax and may be subject to a higher tax rate, which would adversely affect our results of operations.

Tax laws and regulations of the Chinese mainland generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Tax laws and regulations of the Chinese mainland provide that a “Software Enterprise” can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. Enterprises wishing to enjoy the status of Software Enterprises must perform a self-assessment each year to ensure they meet the relevant criteria for qualification. If at any time during the preferential tax treatment years an enterprise uses the preferential rates but the relevant authorities determine that it failed to meet applicable criteria for qualification, the authorities may revoke the enterprise’s Software Enterprise status.

There are uncertainties regarding future interpretation and implementation of the laws and regulations of the Chinese mainland governing these preferential income tax rates. It is possible that the HNTE and Software Enterprise qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their VAT, will be challenged by higher level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the applicable tax laws and regulations. If our subsidiaries and the VIEs that we have consolidated under U.S. GAAP (ASC 810) that have qualified as HNTEs or Software Enterprises, cannot qualify for such preferential income tax status in the future, our effective income tax rate will be increased significantly and we may have to pay additional income tax to make up the previously unpaid tax, which would reduce our net income.

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

Under the Implementing Regulations for the Corporate Income Tax Law, Chinese mainland income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” not having an establishment or place of business in the Chinese mainland, or which do have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the Chinese mainland. Similarly, any profits realized through the transfer of shares by such investors are also subject to 10% Chinese mainland income tax if such profits are regarded as income derived from sources within the Chinese mainland. It is unclear whether dividends we pay with respect to our share, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the Chinese mainland and be subject to Chinese mainland tax. If we are required under the Implementing Regulations for the Corporate Income Tax Law to withhold Chinese mainland income tax on dividends payable to our non-Chinese mainland investors that are “non-resident enterprises,” or if you are required to pay Chinese mainland income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

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

In 2021, the center point of the official RMB to U.S. Dollar exchange rate trading band was 6.4790 in January 2021, and was 6.3699 in December 2021, representing appreciation of approximately 1.7% in 2021. However, in 2022 and 2023, the RMB exchange rate against the U.S. dollar depreciated significantly. The center point of the official RMB to U.S. Dollar trading band was 6.3629 in January 2022 and 6.9852 in December 2022, representing depreciation of approximately 9.8% in 2022, and the center point of the official trading band was 6.8020 in January 2023 and 7.1024 in December 2023, representing depreciation of approximately 4.4% in 2023. This depreciation in 2022 and 2023 led to a relative decline in our revenues reported in U.S dollars for 2022 and 2023.

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

On December 18, 2020, the U.S. President signed the Holding Foreign Companies Accountable Act (as amended on December 29, 2022, the “HFCAA”). The HFCAA, among other things, directs the SEC to prohibit trading on U.S. stock exchanges and in the U.S. over-the-counter markets the securities of foreign-based companies if their financial statements are audited by accounting firms that the PCAOB determines it has been unable to inspect or investigate completely for a period of two consecutive audit years (“Non-Inspection Years”), because of a position taken by the authorities in a foreign jurisdiction in which the accounting firms are based (each accounting firm so determined by the PCAOB, a “PCAOB-Identified Firm”). On November 5, 2021, the SEC approved a PCAOB rule that provides a framework for the PCAOB to determine, pursuant to the HFCAA, whether an accounting firm is a PCAOB-Identified Firm. On December 2, 2021, the SEC announced that it was finalizing interim rules providing for, among other things, procedures to identify issuers that filed their annual reports with audit reports issued by PCAOB-Identified Firms (each issuer so identified by the SEC, a “Commission-Identified Issuer”) and prohibiting the trading of the securities of Commission-Identified Issuers if they are identified as such by the SEC for the number of Non-Inspection Years specified under the HFCAA. On December 16, 2021, the PCAOB reported to the SEC (the “2021 PCAOB Determination”) that the PCAOB had determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, because of a position taken by the authorities in the Chinese mainland and in Hong Kong, and identified the accounting firms that were subject to the 2021 PCAOB Determination, which included our independent registered public accounting firm. On May 4, 2022, we were identified by the SEC as a Commission-Identified Issuer, because we filed with the SEC our annual report on Form 20-F for the year ended December 31, 2021, which included financial statements audited by our registered public accounting firm, which was then on the list of PCAOB-Identified Firms. On August 26, 2022, the PCAOB entered into an agreement with the CSRC and the Ministry of Finance of China (the “PCAOB/China Audit Agreement”) that provides a framework for the PCAOB’s inspection and investigation of registered public accounting firms headquartered in the Chinese mainland and in Hong Kong. On December 15, 2022, the PCAOB reported to the SEC (the “2022 PCAOB Determination”) that, after conducting extensive and thorough inspections and investigations under the PCAOB/China Audit Agreement, the PCAOB had determined that it had been able to conduct inspections and investigations to its satisfaction and that those registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, including our registered public accounting firm, that were previously subject to the 2021 PCAOB Determination were no longer identified as PCAOB-Identified Firms. As a result, we were not identified by the SEC as a Commission-Identified Issuer in 2023. However, the PCAOB may make determinations in the future under the HFCAA identifying registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, including our registered public accounting firm, as PCAOB-Identified Firms, if the PCAOB concludes that authorities in the Chinese mainland have not fully performed their obligations under the PCAOB/China Audit Agreement. If that were to occur in the future, we would be likely to again be identified by the SEC as a Commission-Identified Issuer. If we were to be so identified in the future and continued as such for a period of two consecutive years, the SEC would be required by the HFCAA to prohibit trading of our ADSs and ordinary shares on Nasdaq, any other U.S. securities exchange, and in the over-the-counter market, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, which could cause our ADSs to lose all of their market value.

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

Our corporate affairs are governed by our Memorandum and Articles of Association, the Cayman Islands Companies Act and the common law of the Cayman Islands (which is largely based on English law). The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from more numerous judicial precedents under English common law (and other common law jurisdictions), which have persuasive, and in some cases binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as the State of Delaware, where many United States-based corporations are organized. In particular, the Cayman Islands law may provide significantly less protection to investors. In addition, shareholders in Cayman Islands companies will not have standing to initiate a shareholder derivative action if they do not hold their shares in their own name. It may also be difficult for shareholders to effect service of process on our directors. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States such as Delaware.

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

The trading prices of our ADSs, which are traded on the Nasdaq Global Select Market, have been volatile in recent years. During 2021, the trading price of our ADSs ranged from a low of $14.64 to a high of $24.99. During 2022, the trading price of our ADSs ranged from a low of $12.87 to a high of $20.02. During 2023, the trading price of our ADSs ranged from a low of $7.80 to a high of $17.25. On February 29, 2024, the closing price of our ADSs was $8.96 per ADS.

Stock exchanges, including the Nasdaq Global Select Market, have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and particularly Internet-related companies. For example, the actual and perceived worldwide economic effect of the COVID-19 pandemic caused a significant drop in prices on global stock markets in the spring of 2020, and appeared to have similarly had an adverse impact on the market price of our ADSs at that time. In addition, uncertainties regarding the future growth of the Chinese mainland’s economy may have an adverse effect on the trading prices of securities, including our ADSs, of China-based companies listed on U.S. stock exchanges.

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

Except as described in this annual report and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs directly on an individual basis or through their brokers or other third parties holding their ADSs. Instead, holders of our ADSs or, if applicable, their brokers or such other third parties must instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. Holders of our ADSs or their brokers or such other third parties may not receive voting materials in time to instruct the depositary to vote, and it is possible that direct holders of ADSs, or persons who hold their ADSs through brokers or other third parties, will not have the opportunity to exercise a right to vote.

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

As of December 31, 2023, there were no outstanding options for the purchase of our ordinary shares, restricted shares or other share-based awards. However, ADS holders will experience dilution to the extent that additional ordinary shares are issued upon exercise or settlement of options, restricted shares or other share-based awards that we may grant from time to time.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2023, there were 33,048,684 of our ordinary shares outstanding, and there were no outstanding options for the purchase of our ordinary shares or other share-based awards. However, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to members of our management, our employees and other persons, the settlement and sale of which would dilute our outstanding shares, which could drive down the price of our ADSs.

If the SEC or a court were to determine, or if the staff of the SEC (the “SEC Staff”) were to take a position, that the current, or any future, mix of our assets consisting of cash and cash equivalents, short-term investments, long-term time deposits, and long-term investments could cause us to be an “investment company” under the Investment Company Act of 1940, in order to avoid such designation we could be required to place a relatively larger portion of such assets than we do at present in low-return investments.

From time to time we have held, and as of December 31, 2023 and as of the date of this annual report we hold, assets consisting of significant amounts of cash and cash equivalents and short-term investments, and a relatively smaller amount of assets consisting of long-term time deposits and long-term investments. We hold these cash and cash equivalent, short-term investment, long-term time deposit, and long-term investment assets for the sole purposes of future use in our operating businesses or to fund repurchases from time to time of our ADSs in the open market. A substantial amount of such assets that we currently hold is attributable to our sale in September 2021 of our interest in a controlled operating subsidiary engaged in providing search and search-related advertising services, Sogou Inc., to an indirect wholly-owned subsidiary of Tencent Holdings Limited.

Section 3(a)(1) of the U.S. Investment Company Act of 1940, as amended (“the Investment Company Act”), defines “investment company,” in relevant part, as an issuer which “(A) [i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities . . . or (C) [i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” For the reasons noted below, we believe that we are not an investment company under either Section 3(a)(1)(A) or Section 3(a)(1)(C), because (i) we are not now engaged, do not propose to engage, and have never since our founding in 1996 been engaged, either primarily or at all, in the business of “investing, reinvesting, or trading in securities” and (ii) based on our position noted below as to the proper application to our various assets of the definition of “investment securities,” we do not hold or propose to acquire investment securities having a value exceeding 40% of the value of our total assets, exclusive of Government securities and cash items, on an unconsolidated basis. In addition, even if we were found to meet the definition of investment company under the provisions of Section 3(a)(1)(C), we believe that we are entitled to rely on the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act, for the reasons discussed below.

If our assets consisting of certificates of deposit are considered to be “cash items” for purposes of Section 3(a)(1)(C) of the Investment Company Act without regard to their maturity dates, which we believe is the correct treatment of such assets, then our investment securities represented less than 40% of the value of our total assets, exclusive of Government securities and cash items, as of December 31, 2023 and as of the date of this annual report. We believe this is the appropriate treatment in our case because, among other things, our certificates of deposit are prudent uses of our cash by any measure, their principal and interest are secure, and we have immediately available cash from our bank deposits and money market funds that is adequate to meet any short-term liquidity needs that we may encounter. However, it is possible that the SEC, a court, or the SEC Staff could determine or take a position, based on the types of instruments in which we currently invest our excess cash or may invest from time to time in the future, that we are an “investment company” under the provisions of Section 3(a)(1)(C) of the Investment Company Act. To our knowledge no court, and neither the SEC nor the SEC Staff, has taken a definitive position as to the circumstances under which certificates of deposit may or may not be “cash items” or “investment securities” for purposes of the various definitions of investment company and exclusions from the definitions under the Investment Company Act. However, we are aware that the SEC Staff has from time to time taken positions that a registrant’s certificates of deposit, regardless of their maturity dates, did not qualify as “cash items.” If all of our certificates of deposit, regardless of their term, were determined to be investment securities by a court or the SEC, then we would have held as of December 31, 2023, and would hold as of the date of this annual report, investment securities exceeding 40% of the value of our total assets, exclusive of Government securities and cash items, on an unconsolidated basis, and the SEC or a court might then determine that we are an investment company under the provisions of Section 3(a)(1)(C).

We believe that, even if we were found to be an investment company under the provisions of Section 3(a)(1)(C), we clearly are entitled to rely on the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act. Section 3(b)(1) provides, in relevant part, that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an “issuer primarily engaged, directly or through . . . wholly-owned . . . subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company. We are indeed engaged primarily, and solely, and have always since our founding in 1996 engaged, through our direct and indirect wholly-owned subsidiaries in businesses, including the businesses that are conducted through contracts between our direct and indirect wholly-owned subsidiaries and the consolidated VIEs, other than investing, reinvesting, or trading in securities (namely online media, online video, and online games and, until September 2021, search and search-related advertising services).

Further, (i) as is evidenced by our periodic filings, press releases, and earnings release conference calls, we have never held ourselves out as, and do not propose to be, primarily engaged in, “the business of investing, reinvesting, or trading in securities”; (ii) our management is focused almost exclusively on the performance and growth of the businesses of our operating subsidiaries, and only occasionally focuses on investment assets, and when our management occasionally does so it is only in order to ensure that the investments are managed in a way that will safely preserve our capital for deployment in those businesses or, from time to time, for repurchase of our ADSs in the open market; (iii) as noted, those assets are invested prudently, with the goal of preserving them for future use in operations; there is no goal of generating any significant return for shareholders through those investments, nor is there, nor has there been, any communication from us to our shareholders suggesting that there is such a goal; and (iv) although we have frequently in recent years experienced a net loss after taxes from our overall operating business, and our investments, including our investment securities, have almost always generated net income, the net losses we have experienced have been small compared to our total operating revenues; operating losses from our Sohu segment have been offset significantly by operating income from our Changyou segment; and the income from our investments, which is close to total revenues from those investments, has been small in comparison to our total revenues and the income generated by our Changyou segment.

Notwithstanding our view that we are not an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act and that, in any event, we fit clearly within the exclusion from the definition of “investment company” afforded by Section 3(b)(1) of the Investment Company Act, it is possible, in view of (i) uncertainty regarding the meaning and application of the term “cash items” as it is used in Section 3(a)(1)(C) and (ii) the fact that the availability of the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act is based in part on subjective judgments as to a given registrant’s particular facts and circumstances, that the SEC, a court, or the SEC Staff would determine or take a position that we are indeed an investment company under the Investment Company Act. If that were to occur, because, among other reasons, “foreign private issuers” such as us are not permitted to register as investment companies under the Investment Company Act, in order to avoid such designation we could be required to shift some of our investments that are currently in certificates of deposits into bank deposits and money market funds, which would clearly qualify as “cash items,” but would be likely to have relatively lower returns, and would tend to reduce the value of such assets over time pending their deployment in our businesses. It is also possible that our ADSs would be delisted from the Nasdaq Global Select Market or that we would face other penalties.

We believe that we may have been classified as a passive foreign investment company (a “PFIC”), for our 2023 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2023. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder (as defined under “Taxation - United States Federal Income Taxation”) holds our ADSs or ordinary shares, certain adverse United States federal income tax consequences likely would apply to such U.S. holder. See “Taxation - Passive Foreign Investment Company” in Item 10 of this annual report.

If we are a PFIC, a U.S. holder of our ADSs or ordinary shares could make a variety of elections that might alleviate certain tax consequences referred to above, and of these, certain elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ADSs or ordinary shares. See “Taxation - Passive Foreign Investment Company” in Item 10 of this annual report.

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

Dr. Charles Zhang, our Chairman and Chief Executive Officer, is our largest shareholder and beneficially owned approximately 34.4% of our outstanding ordinary shares as of February 29, 2024. Our executive officers and members of our Board of Directors as a group, including Dr. Zhang, beneficially owned approximately 35.0% of our outstanding ordinary shares as of February 29, 2024. Accordingly, these shareholders will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

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

Changyou’s past successes in its online games business with PC games may not provide a meaningful basis to evaluate its current business and prospects, as a substantial number of game players have migrated from personal computers to mobile devices to access online games and the relative popularity of PC games continues to decline. In response to such migration, Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games as a critical component of its business strategy. However, Changyou’s mobile games strategy has not been proven, and presents very different challenges from those presented in the past by its operation of PC games. Despite the early success of Changyou’s mobile game TLBB 3D after Changyou introduced it in late 2014 and of Changyou’s mobile game Legacy TLBB Mobile after Changyou launched it in May 2017, the popularity of, and the revenues generated from, TLBB 3D and Legacy TLBB Mobile continued to decline from 2019 through 2023. We cannot be certain that Changyou will be successful in its efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow Changyou’s mobile game business.

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

•

maintain or expand Changyou’s marketing efforts to attract more game players to its games and to the game information portal of the 17173.com Website, which operates Changyou’s online advertising business and mobile game distribution services, in a rapidly changing and increasingly competitive business environment, and generate sufficient revenues to offset the costs and expenses of such marketing efforts; and reverse the recent decline in Changyou’s revenues from the 17173.com Website, particularly in view of the emergence of mobile games and the decline in the relative popularity of PC games and Web games as users switched to mobile devices.

If Changyou does not adapt its business to address these risks and uncertainties, its ability to continue its past success or to expand its business in the future is likely to be impeded.

Changyou’s business may not succeed in a highly competitive market.

Competition in the online game market in the Chinese mainland is intense. Changyou competes primarily with other online game developers in the Chinese mainland, such as Tencent and NetEase, Inc. Many of Changyou’s competitors have, or may over time be able to gain, competitive advantages over Changyou in terms of:

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

The 17173.com Website derives online advertising revenue primarily from providing online advertising services to advertisers that develop, operate and distribute PC games. As the market demand for PC games continues to decline, the 17173.com Website faces intense competition, particularly from mobile application stores and other Internet platforms through which game players access mobile games, for advertising business targeting online players of mobile games. Changyou competes with other game information portals, such as games.sina.com.cn, operated by Sina Corporation, and other Internet portals which have, or may over time be able to build, competitive advantages over Changyou in terms of:

•	greater brand recognition among game players and advertising clients;

•	larger user and customer bases;

•	more extensive and well-developed marketing and sales networks;

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

In order to compete effectively in the Chinese mainland, as well as in the worldwide market, Changyou must continue to invest in research and development, to enhance its technology and its existing games, advertising and other services, and to timely introduce new game products and services in order for it to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If Changyou’s products and services are not responsive to the needs of its game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if its competitors are more successful than Changyou is in developing compelling products or in attracting and retaining game players and advertisers, Changyou may not be able to compete effectively.

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

Changyou’s revenues grew significantly in a relatively short period of time prior to 2014, but its revenue growth stalled in 2014 and 2015, and its revenues decreased in 2016. Changyou’s revenue increased slightly in 2017, but decreased in 2018. While Changyou’s revenues increased for 2019, 2020 and 2021 as a result of improved performance of some of its older games and the successful launch of new games, Changyou’s revenues decreased once again in 2022 and in 2023. Changyou may continue to experience declines in its revenues or suffer net losses in the future due to a number of factors, including, among other things, expected continued declines in revenues from TLBB PC, TLBB 3D and Legacy TLBB Mobile; the uncertain level of popularity of Changyou’s future games; uncertainty as to Changyou’s ability to develop and launch high-quality mobile games that are commercially successful; the relatively higher game development and distribution costs generally associated with mobile games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses; and uncertainty as to Changyou’s ability to integrate such newly acquired games, technologies, assets and businesses. Accordingly, Changyou is not likely to experience rates of revenue growth in the future similar to those that it experienced prior to 2014 and in 2019, 2020, and 2021, and you should not rely on the results of any prior period as an indication of Changyou’s future financial and operating performance.

Changyou’s previous and any future acquisitions and/or strategic alliances may have an adverse effect on its ability to manage its business and may also result in impairment charges.

Changyou has made acquisitions of, and may potentially acquire in the future, technologies, businesses or assets that are complementary to its business and/or enter into strategic alliances in order to leverage its position in the Chinese mainland market and expand its business domestically and internationally. Such acquisitions or strategic alliances may expose Changyou to potential risks, including risks associated with the integration of new technologies, businesses and personnel including its continued reliance on the management teams of the acquisition targets to operate the acquired businesses, unforeseen or hidden liabilities, the diversion of management attention and resources from its existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on Changyou’s ability to manage its business. In addition, acquired businesses may not perform to Changyou’s expectations for various reasons, including the loss of key personnel or key clients, and Changyou’s strategic focus may change. As a result, Changyou may not realize the benefits it anticipated. If Changyou fails to integrate acquired technologies, businesses and assets or realize the expected benefits, Changyou may not receive a return on its investment and its transaction costs for such acquisitions. In view of the rapidly changing economic environment, highly volatile capital market and other uncertainties in the Chinese mainland market, the benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect its business and operating results. Acquisitions could result in contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, and/or result in impairment losses related to assets of acquired businesses, which could adversely affect Changyou’s results of operations. For example, in 2022, Changyou recognized a $12.0 million impairment loss for an equity investment in a third-party online game developer.

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

The Internet industry in the Chinese mainland is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and Changyou’s success in the implementation of its growth strategies depends on Changyou’s ability to successfully manage, and make timely adjustments to, its hiring needs. The number of Changyou’s employees decreased by 13% in 2017, by 14% in 2018, and by 15% in 2019, as Changyou emphasized the development of mobile games and laid off a number of employees who had been focused primarily on international markets and the platform channel business. Although the number of Changyou’s employees stayed stable from 2020 to 2023, there may be further layoffs. Any such layoffs could have an adverse effect on Changyou’s remaining employees’ morale and their loyalty to Changyou, and cause Changyou to lose employees whose talent and experience are important for its business, and could also have a negative impact on its reputation as an employer and its ability to attract qualified employees in the future. Laid-off employees could also make claims against Changyou for additional compensation, causing Changyou to incur additional expense.

Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business.

Changyou has applied for initial registrations in Chinese mainland and Offshore markets, and/or changes in registrations relating to transfers in the Chinese mainland, of its key trademarks, including ChangYou.com, cyou.com, New Blade Online, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect its exclusive rights to these trademarks. Changyou has succeeded in registering the trademarks ChangYou.com, cyou.com, and 17173 in the Chinese mainland under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the CNIPA, and relevant authorities overseas. Changyou has the license rights to use the trademarks TLBB, TLBB logos, TLBB 3D and New TLBB for its PC game TLBB, and TLBB 3D, Legacy TLBB Mobile, TLBB Honor and New TLBB Mobile for its mobile games under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha, who died in 2018. After the expiration of their terms, Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force it to lose the right to use the trademarks related to those games. Changyou has applied for patents relating to the design of its games and to technology intended to enhance the functionalities of its games. Changyou has various patent applications under examination by the Patent Office of the CNIPA. Approvals of Changyou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of Changyou’s patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. Changyou cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect Changyou’s rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of Changyou’s rights.

Changyou may need to incur significant expenses to enforce its intellectual proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed.

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

Changyou currently relies on TLBB PC and Legacy TLBB Mobile for a significant portion of its revenues. Changyou launched TLBB PC in May 2007 and Legacy TLBB Mobile in May 2017. Despite Changyou’s efforts to improve TLBB PC and Legacy TLBB Mobile, TLBB PC’s game players have nevertheless lost interest in it over time as the relative popularity of PC games (which are accessed through personal computers) continues to decline, and Legacy TLBB Mobile has continued to decline. Accordingly, the popularity, revenues, and profitability of TLBB PC and Legacy TLBB Mobile can be expected to continue to decline in the long run. See “Changyou may not be successful in operating and improving its games to satisfy the changing demands of game players.”

To prolong TLBB PC and Legacy TLBB Mobile’s lifespans and slow the pace of their decline, Changyou needs to continually improve and update them on a timely basis with new features, including but not limited to enhanced social interaction features, that appeal to existing game players, attract new game players (including those who played earlier versions of TLBB PC and Legacy TLBB Mobile), and improve player stickiness to the games. If Changyou fails to improve and update TLBB PC and Legacy TLBB Mobile on a timely basis, or if Changyou’s competitors introduce more popular PC games and mobile games, catering to Changyou’s game player base, the decline in TLBB PC and Legacy TLBB Mobile’s popularity can be expected to accelerate, which would cause Changyou’s revenues to decrease at a faster pace. Furthermore, if there are any interruptions in TLBB PC and Legacy TLBB Mobile’s operation due to unexpected server interruptions, network failures or other factors, game players may be prevented or deterred from making purchases of virtual items, which could also cause significant decreases in Changyou’s revenues.

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

Changyou’s mobile game Legacy TLBB Mobile has been generating a significant portion of Changyou’s revenues since its launch in May 2017. For the year ended December 31, 2022, revenues from Legacy TLBB Mobile were $72.6 million, accounting for approximately 12% of Changyou’s online game revenues and approximately 12% of its total revenues. For the year ended December 31, 2023, revenues from Legacy TLBB Mobile were $55.4 million, accounting for approximately 12% of Changyou’s online game revenues and approximately 11% of its total revenues. Changyou increasingly relies on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate its mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in the Chinese mainland, is the exclusive operator and distributor of Legacy TLBB Mobile under a license from Changyou, and shares with Changyou the revenues generated by the game. If Tencent terminates the current licensing arrangements with Changyou for Legacy TLBB Mobile or curtails Tencent’s marketing efforts to promote Legacy TLBB Mobile, or if Changyou is not able to establish and maintain collaborative relationships with other dominant game distributors and operators in the Chinese mainland for its existing and future mobile games on commercial terms that are acceptable to Changyou, it will be difficult for Changyou to maintain or expand its mobile game business. In addition, Changyou relies on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in Changyou’s mobile games, and to pay to Changyou the pre-agreed revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays Changyou, which has placed, and may continue to place, constraints on Changyou’s cash flow.

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

Changyou’s ability to successfully develop and monetize games for mobile devices will depend on its ability to:

•	expand the portfolio of mobile games, and particularly high-quality games, in a variety of genres that Changyou develops in-house and licenses from third-party developers;

•	effectively develop new mobile games for multiple mobile operating systems and mobile devices;

•	anticipate and effectively respond to the growing number of players switching to mobile games, the changing mobile landscape and the interests of players;

•	attract, retain and motivate talented game designers, product managers and engineers with experience in developing games for mobile devices;

•	minimize launch delays and cost overruns on the development of new games;

•	effectively monetize mobile games without degrading the social game experience for its players;

•

develop games that provide for a compelling and optimal user experience through existing and developing third-party technologies, including third-party software and middleware utilized by its players; and

•	acquire and successfully integrate high-quality mobile game assets, personnel, and companies.

Further, even if Changyou develops or acquires license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from Changyou’s mobile game Legacy TLBB Mobile, which was launched in May 2017, declined sequentially from 2018 through 2023, which is typical for a mobile game. In addition, although a relatively large number of the mobile games available at any given time may be low-quality games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for Changyou to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in its pipeline.

If Changyou is unable to develop or acquire new mobile games in general, and high-quality games in particular, that are successful, or to maintain for a reasonable period the popularity and revenue levels of any mobile games that Changyou develops or acquires that are successful, Changyou may not be able to recoup its development and acquisition costs and its ability to expand its business in the future is likely to be impeded.

We believe that the chance of success for online games is improved if they are adapted from the titles, characters, themes, and story lines of popular works of Chinese and foreign authors. However, there are many risks and uncertainties related to obtaining the rights to adapt such works for online games, and Changyou’s games adapted from such works may not be successful.

We believe that, in order for many of the new online games that Changyou develops to be successful in the Chinese mainland, it is important for it to obtain license rights, and preferably exclusive license rights, to adapt the titles, characters, themes and story lines of popular works for use in the games. For example, Changyou developed and it operates its PC game TLBB and its mobile games TLBB 3D, Legacy TLBB Mobile, and New TLBB Mobile with various features that are included in reliance on rights under its existing license agreements with respect to the late Chinese martial arts author Louis Cha’s popular novel Tian Long Ba Bu. We believe that these features have had a critical role in attracting and retaining many of the players of TLBB, TLBB 3D, Legacy TLBB Mobile, and New TLBB Mobile. However, it can be difficult to identify a sufficient number of such works that are suitable for adaptation for use in online games, and Changyou faces significant competition for rights, and in particular exclusive license rights, to such works from other online game companies that also adapt their online games from popular works. Obtaining license rights, and particularly exclusive license rights, to adapt suitable works for use in online games can involve significant expense, as the license fees, and the percentage of revenues from the games adapted from such works, payable to authors have continued to rise as competition for such license rights has intensified. In addition, Changyou has previously obtained, and intends to continue to seek to obtain, license rights for works from certain authors in foreign countries, and its ability to obtain such rights has previously been, and may be in the future be, adversely affected by greater scrutiny of such works, and a stricter approval process for permission to obtain such rights, by relevant authorities in the Chinese mainland compared to the scrutiny of and approval process applicable to domestic works.

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

Changyou, as a developer and operator of mobile games, has been facing increasingly intense regulatory scrutiny from regulatory authorities in the Chinese mainland regarding the development and operation of its mobile games. Uncertainties exist regarding the timing of the promulgation of, and any changes to, current and future laws and regulations of the Chinese mainland and the effect of the interpretation and implementation thereof, which may, among other things:

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

Changyou relies on recorded data for game revenue recognition and tracking of game players’ patterns of consumption of virtual items. If its data systems fail to operate effectively, such failure will affect the completeness and accuracy of its revenue recognition, and also its ability to design and improve virtual items that appeal to game players.

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

Changyou regularly updates its existing virtual items and designs new virtual items and may also adjust prices. If its data systems fail to record data accurately, its ability to update existing virtual items or design new virtual items that are appealing to its game players may be adversely affected, which could in turn adversely affect its revenues.

Online payment platforms that Changyou uses and third-party online payment platforms with which Changyou collaborates may experience security breaches, and any such breaches could cause Changyou’s customers to lose confidence in the integrity of the payment systems that it uses and have an adverse impact on its revenues.

Game players purchase Changyou’s virtual game points and prepaid game cards through Changyou’s online payment platforms and those of third parties with which Changyou collaborates. It is essential that confidential information, such as customers’ credit card numbers and expiration dates, personal information, and billing addresses, that is transmitted over public networks for these online transactions be secure. An increasing amount of such purchases by Changyou’s game players will be conducted over the Internet as a result of the growing use of online payment systems. As a result, the risk of associated online crime will increase, and Changyou’s current security measures and those of third-party online payment platforms with which it collaborates may not be adequate. Accordingly, Changyou must be prepared to increase its security measures and efforts, including those designed and implemented to respond to security breaches at its third-party online payment platforms, in order for its game players to have confidence in the reliability of the online payment systems that it uses, which will require Changyou to incur additional expense. Even with such enhanced measures and efforts, Changyou’s security measures may not be sufficient to make its online payment systems completely safe. In addition, Changyou does not have control over the security measures of third-party online payment platforms with which it collaborates, and may not be aware of security vulnerabilities that exist in any such third-party online payment platforms. Breaches in the security of online payment systems that Changyou uses could expose it to litigation and liability for failing to secure confidential customer information, and could harm its reputation, ability to attract customers and ability to encourage customers to purchase virtual items. Moreover, any security breach at any third-party online payment platforms with which Changyou collaborates could cause it to lose revenues that would otherwise be collectible from such third-party online payment platforms for payments from Changyou game players.

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

All online games have limited lifespans. Changyou must continually launch new games that can generate additional revenue and diversify its revenue sources in order to remain competitive. Changyou will not generate any meaningful revenue from a game in development until it is commercially launched after open beta testing, and we cannot be certain that Changyou will be able to meet its timetable for new game launches or that its new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources, failure to obtain or delays in obtaining relevant regulatory authorities’ approvals, adverse developments in Changyou’s relationships with the licensors or third-party operators of its new games, and outbreaks of health epidemics and pandemics, such as the recent COVID-19 pandemic, which may cause our offices to close and our management and key employees to be absent from work due to illness, could result in delayed launching of its new games or the cancellation of the development of its pipeline games. In addition, we cannot be certain that Changyou’s new games will be as well received in the market as TLBB, TLBB 3D and Legacy TLBB Mobile have been. Changyou may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate its new games from its existing games. If the new games Changyou introduces are not commercially successful, Changyou may not be able to generate sufficient revenues from new games to sustain or grow its revenues or to recover its product development costs and sales and marketing expenses, which can be significant. If Changyou acquires and pays for a license giving it the right to adapt an online game from an author’s work, but does not complete the development and introduction into the market of the game, or Changyou introduces the game but it is not successful, Changyou may not be able to recover the license fees it has paid.

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

Changyou stores on its servers, including physical servers that Changyou owns or leases and cloud-based servers that Changyou leases from third-party operators, and transmits over the Internet considerable and continually increasing amounts of data, much of which is essential to the operation of its business and some of which is highly confidential information concerning its business and its game players. In addition, the expansion of Changyou’s business to include mobile games and its need to comply with Chinese mainland regulations requiring real-name registration of its game players are likely to cause the amount of personal data concerning its game players that is transmitted over its networks to increase over time. Any breaches by hackers of Changyou’s network or of cloud-based servers Changyou leases from third-party operators could cause severe disruptions in its game development and operations and other business activities, allow piracy of the source code used in the operation of its games and allow pirated versions of its games to enter the marketplace, or result in the release of confidential personal or financial information of its game players or confidential information concerning Changyou’s business, breaches in the security of Changyou’s server network, including cloud-based servers that Changyou leases from third-party operators, could cause disruptions in its service or operations, any of which could have an adverse impact on Changyou’s business, its revenues, and its reputation among game players. In order to minimize the likelihood of such breaches as Changyou’s business expands and the amount of confidential and sensitive data increases, we expect that Changyou will need to expend considerable resources to maintain and enhance the effectiveness of its security systems.

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

Changyou’s online advertising revenues of $5.0 million for the year ended December 31, 2023, which were mainly derived from the operation of the 17173.com Website, and represented a decline of $1.9 million, or 27%, from its online advertising revenues for the year ended December 31, 2022. Changyou’s ability to avoid further declines in, or grow, its online advertising revenues may be adversely affected by any of the following risk factors:

•	The decline in the demand for online advertising services from developers and operators of PC games, as the relative popularity of such games continues to decline;

•	Advertising clients may adopt new methods and strategies other than online advertising to promote their brands, which would have an adverse impact on Changyou’s advertising revenues;

•

The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards for the measurement of the effectiveness of online advertising have been widely accepted. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general, or through Changyou’s Websites; and

•	Changes in regulatory policy could restrict or curtail Changyou’s online advertising services.

In addition, Changyou’s ability to generate and maintain significant online advertising revenues will also depend upon:

•	the development of a large base of users possessing demographic characteristics attractive to advertising clients;

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

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. In 2023, Changyou engaged four advertising agencies, which contributed approximately 69% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, Changyou is required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect Changyou’s online advertising growth, as Changyou books its online advertising revenue net of its sales rebates to advertising agencies.

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

As the online game industry continues to develop in the Chinese mainland, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those Changyou currently has, and address new issues that arise. In addition, uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of the Chinese mainland applicable to the online game industry. Furthermore, as mobile games are a relatively new type of online game, there are uncertainties relating to whether a game developer, such as Changyou, which provides mobile games to mobile device users, needs to obtain a separate operating license in addition to the ICP license that it has already obtained. For any mobile games Changyou launches, Changyou may be required to apply for a separate operating license for the mobile applications. Therefore, it may not be able to obtain timely, or at all, required licenses or any other new license required in the future, and it may be found to be in violation of current or future laws and regulations of the Chinese mainland, which could impede its ability to conduct business.

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

In 2005, our wholly-owned subsidiary Sogou Inc. was incorporated in the Cayman Islands. In 2006 and later in 2010, we transferred our search and search-related businesses to Sogou. On November 13, 2017, Sogou completed its IPO on NYSE, trading under the symbol “SOGO.” On September 23, 2021, we completed the Tencent/Sohu Sogou Share Purchase contemplated by the Tencent/Sohu Sogou Share Purchase Agreement, in which our wholly-owned subsidiary Sohu Search sold all of the Class A ordinary shares of Sogou and Class B ordinary shares of Sogou owned by Sohu Search to Tencent Merger Sub at a purchase price of $9.00 per share. We received gross consideration of approximately $1.18 billion in cash from the Tencent/Sohu Sogou Share Purchase, and we no longer have any beneficial ownership interest in Sogou.

In August 2007, our wholly-owned subsidiary Changyou.com Limited was incorporated in the Cayman Islands. In December 2007, we transferred our online game business to Changyou. On April 2, 2009, Changyou completed its IPO on Nasdaq, trading under the symbol “CYOU.” On April 17, 2020, we completed the Changyou Merger, pursuant to which we acquired all of the outstanding shares of Changyou that we did not already beneficially own. As the result, Changyou.com Limited has become a privately-owned company that is wholly owned by us, and Changyou ADSs are no longer listed on the Nasdaq Global Select Market.

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

BUSINESS OVERVIEW

We are a leading Chinese online media, video, and game business group providing comprehensive online products and services on PCs and mobile devices in the Chinese mainland. Our businesses are conducted by Sohu and Changyou. Sohu is a leading online media content and services provider. Changyou is a leading online game developer and operator in the Chinese mainland. Most of our operations are conducted through our Chinese mainland-based subsidiaries and the VIEs we consolidate under U.S. GAAP (ASC 810).

Through the operation of Sohu and Changyou, we generate brand advertising revenues, online game revenues, and other revenues. For the year ended December 31, 2023, our total revenues were approximately $600.7 million, including brand advertising revenues of $88.7 million, online game revenues of $479.7 million, and other revenues of $32.3 million.

Sohu: total revenues were $116.0 million.

-	$83.7 million in brand advertising revenues, of which $66.1 million was from Sohu Media Portal, and $17.6 million was from Sohu Video; and

-	$32.3 million in other revenues, mainly attributable to revenues from paid subscription services, revenue sharing from other platforms, and interactive broadcasting services.

Changyou: total revenues were $484.7 million.

-	$479.7 million in online game revenues, of which $368.7 million was from PC games, and $111.0 million was from mobile games; and

-	$5.0 million in brand advertising revenues, mainly attributable to Changyou’s 17173.com Website.

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users over our online media various content, products and services across multiple Internet-enabled devices, such as mobile phones, tablets and PCs. The majority of our products and services are provided in the Chinese mainland through Sohu Media Portal and Sohu Video.

•

Sohu Media Portal. Sohu Media Portal is a leading online news, information and content services provider. It provides users with access to comprehensive content through the mobile phone application Sohu News App, the mobile portal m.sohu.com, and www.sohu.com for PCs. Starting in 2023, our online real estate information and services provider Focus (www.focus.cn) was integrated into Sohu Media Portal.

•	Sohu Video. Sohu Video is an online video content and services provider through the mobile phone application Sohu Video App, tv.sohu.com and the video application ifox for PCs.

Revenues generated by the brand advertising business are classified as brand advertising revenues in our consolidated statements of comprehensive income.

Other Sohu Business

Sohu’s other business consists primarily of paid subscription services, revenue sharing from other platforms, and interactive broadcasting services. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.

Changyou’s Business

Changyou’s business consists of the online game business and the platform channel business. The platform channel business consists primarily of online advertising and mobile game distribution services.

Online Game Business

Changyou’s online game business offers PC games and mobile games to game players.

•

PC games. PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used.

•	Mobile games. Mobile games are played on mobile devices and require an Internet connection.

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

Changyou’s dominant games are its PC game TLBB and its mobile game Legacy TLBB Mobile. For the year ended December 31, 2023, revenues from TLBB PC were $321.4 million, accounting for approximately 67% of Changyou’s online game revenues, approximately 66% of Changyou’s total revenues, and approximately 53% of the Sohu Group’s total revenues. For the year ended December 31, 2023, revenues from Legacy TLBB Mobile were $55.4 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 11% of Changyou’s total revenues, and approximately 9% of the Sohu Group’s total revenues.

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

PRODUCTS AND SERVICES

Sohu’s Business

Brand Advertising Business

Sohu’s main business is the brand advertising business, which offers to users over online media various content, products and services across multiple Internet-enabled devices, such as mobile phones, tablets and PCs. The majority of our products and services are provided in the Chinese mainland through Sohu Media Portal and Sohu Video.

Sources

Sohu Media Portal

Sohu Media Portal is a leading online news, information and content services provider. We provide users comprehensive content by aggregating content from professional media organizations and partnering with independent contributors. We recommend to users personalized content that may interest them, and encourage them to interact with each other based on our social distribution features. We provide content through the mobile phone application Sohu News App, the mobile portal m.sohu.com, and www.sohu.com and www.focus.cn for PCs.

Sohu Video

Sohu Video is an online video content and service provider. We provide users free access to the majority of our extensive and comprehensive video content library, which includes popular domestic and overseas television programs purchased from third parties; self-developed video content; variety shows; PGC; UGC; and other content generated through live broadcasting. We also offer selected content from which we generate subscription revenues. Users can access our video content via mobile devices by visiting our mobile video site or installing Sohu Video App, our mobile video application, or via PCs through tv.sohu.com or ifox, our PC video application.

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

CPC model

Under the CPC model, there is no fixed price for advertising services stated in the contract with the advertiser. The unit price for each click is auction-based; we charge advertisers on a per-click basis when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with our pricing practices for similar advertisers, we recognize revenue based on qualifying clicks and the unit price upon the occurrence of the clicks, provided all revenue recognition criteria have been met.

Other Sohu Business

Sohu’s other business consists primarily of paid subscription services, revenue sharing from other platforms, and interactive broadcasting services. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.

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

Changyou’s online games consist primarily of MMORPGs. Changyou is also expanding its game portfolio with additional types of card-based role-playing games (“RPGs”), sports games, casual games and strategy games. MMORPGs are massive multiplayer online role-playing games that allow a large number of players to take on the role of a character and interact with one another within a virtual world. Card-based RPGs are RPGs in which players collect characters or other virtual items in the form of cards. Sports games are games that simulate the practice of sports. Casual games generally involve simpler rules, shorter sessions, and require less learned skills. Strategy games are simulation games that allow players to control, manage and use game characters and items and to design and implement their own strategies to win the games.

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

Changyou’s online games include games that it self-operates and games that it licenses out to third-party operators.

Self-Operated Games

For self-operated games, Changyou determines the price of virtual items based on the demand or expected demand for such virtual items. Changyou may change the pricing of certain virtual items based on their consumption patterns. Changyou hosts the games on its own servers and is responsible for sales and marketing of the games as well as customer service. Changyou’s self-operated games include PC games and mobile games developed in house as well as PC games and mobile games that Changyou licenses from or jointly develops with third-party developers.

Licensed-Out Games

Changyou also authorizes third parties to operate its online games. Changyou has granted exclusive licenses to Tencent to distribute and operate its mobile games Legacy TLBB Mobile and New TLBB Mobile within the Chinese mainland, and has licensed its PC game TLBB PC and mobile game Legacy TLBB Mobile to third-party operators in selected markets outside of the Chinese mainland, including Hong Kong, Taiwan, Vietnam, and Malaysia.

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

We have been issued 407 patents in the Chinese mainland covering inventions, utility models, and designs; we have 106 patent applications currently pending in the Chinese mainland; and we intend to apply for more patents in the Chinese mainland and in countries and regions outside of the Chinese mainland to protect our core technologies and intellectual property.

We have registered three service marks with the U.S. Patent and Trademark Office of the CNIPA, consisting of Sohu.com, registered on August 1, 2000; Sohu.com (stylized), registered on August 1, 2000; and Sohu, registered on June 13, 2000. We have registered 3,538 trademarks with the Trademark Office of the CNIPA, including the marks “SOHU.com,” “ChangYou.com,” and “cyou.com” and marks relating to our products such as Sohu.com, Sohu Fox, GoodFeel, Sohu Focus, Blade Online, and 17173, and the corresponding Chinese versions of the marks. We are the registered owner of 360 registered trademarks and have applied for eight trademarks in countries and regions outside of the Chinese mainland. In addition, certain of our marks have been recognized as well-known Chinese trademarks by Chinese mainland courts in a series of court rulings. We also filed registration of trademarks relating to our subsidiary companies’ names and Changyou’s online games and other businesses in various countries and regions, such as the United States, European Union, Japan, Korea, Malaysia, Brazil, Taiwan, and Hong Kong. Our rights to these marks could be affected adversely if any of our applications are rejected. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion. In addition, Changyou has the license rights to use the trademarks, such as TLBB, TLBB logos, TLBB 3D and New TLBB, for its PC game TLBB PC, and TLBB 3D, Legacy TLBB Mobile, TLBB Honor and New TLBB Mobile for its mobile games under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could cause Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. See “Risk Factors - Risks Related to Changyou.com Limited - Risks Related to Changyou’s Business - Overall Risks - Changyou may need to incur significant expenses to enforce its intellectual proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed” and “- Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business” in Item 3.

We are the registered owner of 1,073 software copyrights and 883 copyrights for works in the Chinese mainland, each of which we have registered with the State Copyright Bureau of China and its local branches. In addition to the above, we have also registered the copyrights for 20 works in countries and regions outside of the Chinese mainland.

We own the rights to 316 domain names that we use in connection with the operation of our business, including the Sohu and Changyou Websites.

From time to time many market participants are actively developing chat, search, artificial intelligence technologies, Web directory and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in the areas of e-commerce, Web-based information indexing and retrieval and online direct marketing. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims, from time to time, relating to the intellectual property of others in the ordinary course of our business. See “Item 8. Financial Information - Legal Proceedings”.

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

Sohu

As of December 31, 2023, Sohu maintained approximately 8,000 servers in the Chinese mainland. To fully support the operation of Sohu’s content and services, Sohu established these data centers primarily through China Mobile, China Unicom, and China Telecom, which are the three largest Internet connection service providers in the Chinese mainland, to support most of Sohu’s core services. In addition, Sohu has established branch nodes in different provinces throughout the Chinese mainland through different telecommunication operators in order to establish national coverage and provide fast and stable access to Sohu’s Internet platforms properties to users across the Chinese mainland. In addition, Sohu has developed cooperation with other Internet service providers.

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

Changyou

As of December 31, 2023, Changyou maintained for its online game business approximately 1,700 physical servers in the Chinese mainland, and 3,400 cloud-based servers that are spread across the Chinese mainland, Hong Kong, other Asia-Pacific regions, Europe and North America. In order to enhance Changyou’s game players’ experience and to improve connectivity, Changyou has located its physical game servers in a number of regions throughout the Chinese mainland. This allows its players to connect to the nearest servers that are located in their region without exchanging data across the national backbone network. Furthermore, to ensure high-quality services for its game players, Changyou works with leading domestic cloud technology firms to provide efficient and stable game services using cloud-based resources.

MARKETING

Sohu

As Sohu is a leading Chinese online media company, our brand effectively provides us with built-in word-of-mouth marketing and we have significantly benefited from this recognition of our brand in the Chinese mainland. Applying our advanced livestreaming technologies, we also host high-quality marketing events, both online and offline, with the goal of strengthening our brand influence across certain verticals by consolidating our position as a mainstream media source, and enhancing our core competitiveness and credibility by leveraging high-quality content across our platform, thereby attracting both users and advertisers. Further, we continually develop and generate high-quality livestreaming content, particularly science and knowledge-based live broadcasts, and promote our self-developed video content across diversified online social media platforms to attract users and professional broadcasters in various fields to our platforms.

We work closely with mobile application stores as well as performance-based online advertising platforms. We also cooperate with market-dominant mobile phone manufacturers to pre-install our Mobile Apps into their mobile phones to enhance our market influence and enlarge our user base.

Changyou

Changyou chooses what it considers to be the most suitable marketing strategy for its self-operated games. For new mobile games in particular, Changyou designs and implements different marketing strategies for different game genres to attract the genres’ target players. Changyou works closely with performance-based online advertising platforms such as Ocean Engine, Guang Dian Tong, and Fen Si Tong where Changyou can target different user groups. Changyou also works with the Apple store and Android mobile application stores to market its games. For games that Changyou believes are likely to be successful, Changyou may seek celebrity endorsements and work with Internet celebrities on live broadcasting platforms to create additional publicity for the games. Changyou accesses online social media by advertising in online videos and marketing its games through various social networking Websites, mobile applications and online forums to reach a wider audience. For older games including Changyou’s PC games, Changyou also organizes a variety of offline activities, such as player meetups, offline competitions and carnival events, to connect with core players and maintain player engagement. In addition, Changyou creates in-game promotional events to attract existing and new game players through event-related features, such as offering special holiday-edition virtual items to enhance game player participation at holiday time.

For overseas markets, Changyou promotes its games with a targeted marketing approach, leveraging its data collection and analysis system. Changyou’s overseas marketing strategies also include using social media platforms, search engine management, and outdoor advertisements to promote its games.

COMPETITION

The Internet and Internet-related markets in the Chinese mainland are evolving. We believe that attention to the Chinese mainland Internet market from both domestic and multinational competitors will continue to increase. Our existing competitors may in the future achieve greater market acceptance and gain additional market share. It is also possible that new competitors may emerge and acquire significant market share. In addition, our competitors may leverage their existing Internet platforms to cross-sell newly launched products and services. It is also possible that we will not be able to adequately enforce applicable law protecting our intellectual property, or that such law may not provide full protection, which could mean that we may not be able to prevent existing or new competitors from accessing and using our in-house developed Web content or technologies.

Competition for Sohu’s Business

In the Chinese mainland’s Internet space, competition for brand advertising business is intense and is expected to increase significantly in the future. We compete with our peers and competitors in the Chinese mainland primarily on the following basis:

•	access to financial resources;

•	technological advancements;

•	attractiveness of products;

•	brand recognition;

•	volume of traffic and users;

•	quality and stability of Internet platforms;

•	quality and quantity of content;

•	strategic relationships;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	talent of staff; and

•	pricing.

Over time, our competitors may gradually build certain competitive advantages over us in terms of:

•	greater brand recognition;

•	better products and services;

•	larger user and advertiser bases;

•	more extensive and well-developed marketing and sales networks; and

•	substantially greater financial and technical resources.

There are a number of existing or new Internet companies in the Chinese mainland, which include companies controlled or sponsored by private entities and by governmental entities in the Chinese mainland. As an Internet portal, we compete with 58.com, Alibaba, Autohome, Baidu, Bilibili, BitAuto, Douyin, Douyu, Hello Group, Huya, iQIYI, JOYY, Kuaishou, Leju, Mango TV, NetEase, Phoenix, Sina, Tencent, TouTiao, Xiaohongshu and Youku.

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

Platform Channel Business

In the platform channel business, Changyou’s game information portal operated through the 17173.com Website competes in the Chinese mainland with other game information portals, such as games.sina.com.cn, operated by Sina Corporation.

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

FACILITIES

Sohu

In February 2007, we purchased an office building of approximately 18,265 square meters in Beijing, for consideration of approximately $35.3 million. Since March 2023, we have leased this entire building to third-party tenants.

In November 2009, we entered into a contract for the purchase and development of an office building of approximately 41,283 square meters in Beijing to serve as our headquarters, for consideration of approximately $162 million. The office building was placed in service in May 2013.

As of December 31, 2023, we leased office space of approximately 7,832 square meters in the Chinese mainland.

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

As of December 31, 2023, Changyou leased office space of approximately 3,159 square meters in the Chinese mainland and in other countries.

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

The following description of laws and regulations of the Chinese mainland is based upon the opinion of Haiwen & Partners, or Haiwen, our Chinese mainland legal counsel. The laws and regulations affecting the Internet industry in the Chinese mainland and other aspects of our business are evolving. There are uncertainties regarding the interpretation and enforcement of laws and regulations of the Chinese mainland. We cannot be certain that regulatory authorities in the Chinese mainland would find that our corporate structure and business operations strictly comply with all laws and regulations of the Chinese mainland. If we are found by regulatory authorities to be in violation of any laws or regulations of the Chinese mainland, we may be required to pay fines, obtain additional or different licenses or permits, and/or change, suspend or discontinue our business operations until we are found to comply with applicable laws. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information - Risk Factors.”

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

•

the China Banking and Insurance Regulatory Commission (the “CBIRC”), which resulted from the merger of, assumed the responsibilities previously held by, the China Banking Regulatory Commission (the “CBRC”) and the China Insurance Regulatory Commission (the “CIRC”) and has been integrated into the China National Financial Regulatory Administration (the “CNRA”). The “CBIRC” as used in this report refers to the regulatory authority that resulted from the merger during the period after the merger of the CBRC and the CIRC and prior to the CBIRC’s integration into CNRA, to the CBRC and the CIRC separately for periods prior to the merger of the CBRC and the CIRC, and to the CNRA for the period after the integration of the CBIRC into the CNRA.

Specific Statutes and Regulations

Requirements for Establishment of WFOEs

Under the Law on Foreign Investment Enterprises of the People’s Republic of China (the “Foreign Investment Enterprises Law”), promulgated on April 12, 1986 and amended on October 31, 2000, the establishment of a WFOE was required to be approved by MOFCOM or one of its local branches. On September 3, 2016, the Foreign Investment Enterprises Law was further amended by the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws including the Law on Wholly Foreign-Owned Enterprises of the People’s Republic of China, issued by the Standing Committee of the National People’s Congress, and on October 8, 2016, MOFCOM issued the Interim Measures for the Administration of Filing for Establishment and Change of the Foreign Investment Enterprises (the “Interim Filing Measures”), which were further amended on July 30, 2017 and June 29, 2018, respectively. The Foreign Investment Enterprises Law and the Interim Filing Measures provide that, with certain exceptions, the establishment of FIEs is only subject to certain filing requirements with, and no longer requires prior approval by, MOFCOM or its local branches.

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

On August 8, 2014, the MIIT issued to Sohu Internet a Value-Added Telecommunication Services Operating License, which was renewed on July 23, 2019, that authorizes the provision of Internet data center services, Internet content distribution services, and Internet access services, all of which are classified as value-added telecommunication services. On January 30, 2015, the MIIT issued to the VIE Guangzhou Qianjun Network Technology Co., Ltd. (“Guangzhou Qianjun”) a Value-Added Telecommunications Services Operating License, which was renewed on November 23, 2019, that authorizes the provision of Internet information services, which are also classified as value-added telecommunication services.

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

In the opinion of Haiwen, subject to the uncertainties and risks disclosed elsewhere in this report under the heading “Risk Factors - Risks Related to Our Corporate Structure - In order to comply with Chinese mainland regulatory requirements, we operate our main businesses through companies with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future Chinese mainland laws, rules or regulations regarding the legality of foreign investment in the Chinese mainland’s Internet sector, we could be subject to severe penalties.” and “Governmental Regulation and Legal Uncertainties,” the ownership structures of our principal Chinese mainland-based subsidiaries and the principal VIEs comply with all existing laws, rules and regulations of the Chinese mainland and each of such companies has the full legal right, power and authority, and has been duly approved, to carry on and engage in the business described in its business license.

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

The VIEs Sohu Internet, Guangzhou Qianjun, Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”), Guanyou Gamespace, and Gamease hold Value-Added Telecommunication Services Operating Licenses (each an “ICP license”). The ICP license held by Sohu Internet includes a permit for operating Internet information services at “focus.cn.”

In 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures (“BBS Measures”). The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. On September 23, 2014, the MIIT abolished the BBS Measures in a Decision on Abolishment and Amendment Certain Regulations and Rules. However, in practice certain local authorities still require operating companies to obtain approvals or make filings for the operation of BBS services. As of the date of this annual report, we have not been required by any regulatory authority in the Chinese mainland to obtain any approval or make any filing for the operation of BBS services.

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

On August 25, 2017, the CAOC issued the Administration Measures for Internet Forum Community Service, effective on October 1, 2017, to regulate the provision of online interactive social network services for information dissemination. On August 25, 2017, the CAOC issued the Administration Measures for Internet Comment Thread Services, which was amended on November 16, 2022, regulating the provision of comment-thread services by websites, applications, and other Internet platforms with media and social mobilization characteristics that allow users to release text, photos, audio, and video. On February 20, 2018, the CAOC issued the Administrative Provisions on Micro-blogging and Blogging Information Services, effective on March 20, 2018, further regulating the provision of platform services for publishing and distributing information through micro-blogs and blogs. On September 7, 2017, the CAOC issued the Administration Measures for Internet Chat Group Services, effective on October 8, 2017, to regulate the provision of platform services for that allow Internet user groups to exchange information online. On September 7, the CAOC issued the Administration Measures for Internet Users’ Social Account Information Services, which were effective on October 8, 2017 and amended on January 22, 2021. On June 27, 2022, the CAOC promulgated the Administrative Provisions on the Account Information of Internet Users, effective on August 1, 2022, under which Internet information service providers must authenticate the real identity information of users before providing any information distribution or instant messaging services to those users, and must display the users’ locations based on their IP addresses. On September 9, 2022, the CAOC, the MIIT and the SAMR issued the Administrative Provisions on Internet Pop-up Window Information Push Services, effective on September 30, 2022, regulating the provision of information push services in the form of pop-up message windows through operating systems, application software and websites. These measures provide, among other things, that Internet platform operators providing the covered services will be responsible for the security of information and content published over their platforms, and provide enhanced requirements for user registration, information review, emergency response, security, personal information protection, and intellectual property protection. On July 5, 2023, the CAOC promulgated the Notice on Strengthening the Management of “We Media” (the “We Media Notice”), which stipulates that if an Internet user intends to engage in profit-making activities, such as selling products during a livestream broadcast, through a “we media” account that the Internet user has registered with an Internet platform, the user must apply for profit-making authorization from the Internet platform in accordance with the We Media Notice. If the user and/or the user’s “we media” account is found to have engaged in activities, such as dissemination of rumors or other prohibited information, that are in violation of the We Media Notice or other Chinese mainland laws and regulations regulating Internet activities within three months prior to the user’s submitting its application, the Internet platform must not grant the authorization. If the Internet platform is required by applicable Chinese mainland laws and regulations to prohibit a user from making public postings through the user’s “we media” account due to any such illegal activities for a specified prohibition period, the Internet platform must simultaneously suspend any profit-making authorization previously granted for a period equal to two to three times the duration of the prohibition period. If the Internet user’s “we media” account is found to have engaged in marketing activities that are specified in the We Media Notice as being malicious, the Internet platform must revoke any profit-making authorization previously granted or must not grant a new authorization to such “we media” account, as the case may be, in accordance with the We Media Notice.

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

Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services (the “Internet Publishing Rules”), which took effect on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules define “Internet publications” as digital works that are edited, produced or processed to be published and provided to the public through the Internet, including (i) original digital works, such as pictures, maps, games, and comics; (ii) digital works with content that is consistent with the type of content that, prior to the Internet age, typically was published in media such as books, newspapers, periodicals, audiovisual products, and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (iv) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, Internet operators distributing such Internet publications via information networks, including Web portals such as ours, are required to apply to and register with the SAPPRFT before distributing Internet publications.

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

Online Audiovisual Transmission Through the Public Internet

On December 20, 2007, the SAPPRFT and the MIIT jointly issued Rules for the Administration of Internet Audiovisual Program Services (“Document 56”), which came into effect as of January 31, 2008 and was amended on August 28, 2015. Document 56 requires all online audio and video service providers to be either state-owned or state-controlled and to obtain a permit for the Network Transmission of Audiovisual Programs. However, at a press conference held on February 3, 2008 the SAPPRFT and the MIIT clarified that online audiovisual service providers that were already lawfully operating prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after Document 56 was issued. As we were already engaged in online audiovisual transmission prior to the issuance of Document 56, we are presumably exempted from the requirement of being state-owned or state-controlled. The VIEs Sohu Internet and Guangzhou Qianjun currently hold permits, both for PC and for Mobile Apps, for the Network Transmission of Audiovisual Programs.

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

On March 17, 2010, SAPPRFT issued a Catalogue of Classification of Internet Audio-Video Program Services (Trial) (the “Internet Audio-Video Program Catalogue”), which was amended on March 10, 2017. The Internet Audio-Video Program Catalogue classifies Internet audio-video program services (excluding IPTV, Internet TV and mobile TV services) provided to computer and mobile phone users the Internet into four categories, consisting of (i) Internet audio-video programs sponsored and broadcast through Internet radio and television stations, including political news, political talk shows, self-produced news programs and live programs of vital political, military, economic, social and sports activities; (ii) reprints of political news, Internet hosting, interviews, report and commentary services in entertainment, technology, financial, sports and educational audio-video programs, production and broadcasting of Internet dramas, compilation and broadcasting of entertainment, technology, financial, sports and education audio-video programs, and live broadcasting of cultural and sports activities; (iii) the aggregation of Internet audio-video programs, which means editing and arranging Internet audiovisual programs on the same website, providing search and viewing services to public users, and broadcasting user-uploaded audio-video programs; and (iv) retransmission of Internet audio-video programs. A permit for the Network Transmission of Audiovisual Programs specifies the scope of the services under one or more of these categories that the holder of the permit is allowed to provide. Sohu Internet’s permit for the Network Transmission of Audiovisual Programs allows Sohu Internet to provide services mostly under the categories described in clauses (ii), (iii), and (iv) above. Guangzhou Qianjun’s permit for the Network Transmission of Audiovisual Programs allows Guangzhou Qianjun to provide certain services under the categories described in clauses (ii) and (iii) above.

On July 6, 2012, the SAPPRFT and the CAOC jointly issued a Notice on Further Strengthening the Administration of Internet Dramas, Micro Movies and Other Internet Audiovisual programs (the “2012 SAPPRFT Notice 53”), which reiterates that online audiovisual service providers must obtain a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The 2012 SAPPRFT Notice 53 further stipulates that online audiovisual service providers must review the content of Internet audiovisual programs prior to their transmission and must file certain information, such as the names of the Internet audiovisual programs, summaries of their content, and names of the persons conducting the reviews, with the appropriate provincial office of the SAPPRFT. On January 9, 2019, the Netcasting Services Association of China, an industry self-regulatory association, issued Management Standards for Internet Short Video Platforms and Detailed Standard Rules for Reviewing the Content of Internet Short Videos, for the stated purpose of strengthening the responsibility of online platforms to examine the content of short videos before their transmission. On February 21, 2020, the Netcasting Services Association of China issued the Detailed Standard Rules for Reviewing the Content of Internet Variety Shows, which provide guidelines regarding such content matters as the choice of crew and cast and their behavior, and wardrobe and props, in variety shows, and provide detailed instructions for the examination of Internet variety shows.

On January 2, 2014, the SAPPRFT issued a Supplemental Notice on 2012 SAPPRFT Notice 53, which stipulates that producers of Internet dramas, micro movies and other Internet audiovisual programs must obtain a Permit for Radio and Television Program Production and Operation. Online audiovisual service providers may only retransmit dramas and micro movies produced and uploaded by individuals whose identities have been verified and the content of which complies with relevant regulations. Online audiovisual service providers must file with the provincial SAPPRFT the content of Internet audiovisual programs proposed for transmission prior to transmitting the programs.

On November 4, 2016, the SAPPRFT issued the Notice on Further Strengthening the Planning, Development and Administration of Original Internet Audiovisual Programs (“Document 198”). Document 198 stipulates that if online service providers plan to produce and disseminate audiovisual programs that are considered to be key audiovisual programs under Document 198, the service providers must, during the early planning and development stage, file a summary of the programs and their titles, producer names, themes, and duration with the SAPPRFT and, for audiovisual programs with sensitive themes such as politics, military, diplomacy, national security, national sovereignty, religion, the justice system and public security, consult with designated regulatory authorities in the Chinese mainland before production of the programs. On June 26, 2017, SAPPRFT and other several regulatory authorities in the Chinese mainland issued the Notice on Several Policies Concerning the Prosperity and Development of Television Dramas that confirms filing procedures with respect to key Internet dramas. In accordance with the Notice on Upgrading the Filing System of the Online Audiovisual Programs issued by the NRTA, effective December 27, 2018, producers of key audiovisual programs must make filings prior to the commencement of the production that include a summary of specified details concerning the programs and, following the completion of the production, submit the completed programs to the NRTA or its competent provincial counterpart and make filings with additional information concerning the programs. On April 29, 2022, the NRTA issued the Notice on Matters Relating to the Administration of Distribution Permits for Domestic Internet Dramas and Other Audiovisual Programs, which stipulates that providers of Chinese mainland domestic Internet audiovisual programs, such as Internet dramas, micro-short videos, movies and animations, that fall within certain regulatory criteria such as investment thresholds or are intended by Internet audiovisual service providers to be their primary programs for marketing and business promotion, must obtain a distribution permit from the NRTA before publication and transmission of the programs over the Internet. On August 1, 2023, the NRTA promulgated the Notice on Matters Relating to Further Regulating the Pre-Broadcast Filing and Content Review of Television Dramas, Internet Dramas, and Internet Movies (the “2023 Notice 26”), which stipulates, among other requirements, that online video platform operators must file with the NRTA, for review and approval prior to live broadcast, the content of their flagship television dramas, Internet dramas, and Internet movies proposed for broadcasting on the homepage and/or featured section or column of the platform. The 2023 Notice 26 also provides guidance as to the number and duration of seasons and episodes, to discourage producers from making and releasing low-quality television dramas and Internet dramas for financial gain.

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

On October 16, 2023, the State Council issued the Regulations on the Online Protection of Minors (the “Minor Protection Regulations”), which took effect on January 1, 2024. The Minor Protection Regulations stipulate that (i) an online platform service provider with a large number of minor users or with a significant impact on groups of minors must promote cyber literacy and morality, using such measures as regularly assessing the impact of the protection of minors in cyberspace, providing a minor mode or special zones for minors, engaging an independent institution to supervise the protection of minors in cyberspace, developing specific platform rules, and releasing a report on social responsibility for the protection of minors in cyberspace each year; (ii) providers of online products and services must comply with regulations governing information in cyberspace, such as not displaying information that may affect the physical and mental health of minors in a conspicuous position in products or services or in key links that are likely to attract users’ attention, not carrying out commercial marketing to minors in a manner designed to result in automatic decision making, and establishing and improving mechanisms against cyberbullying; (iii) relevant entities must take measures to prevent and control Internet addiction. For example, providers of online products and services are required to establish and maintain a system for addiction prevention; use a minor mode setting, provide time management, authority management, consumption management, and other functions to facilitate guardians’ performance of their guardianship duties; take measures to reasonably limit minors’ per-use and per-day spending for providers’ products and services; and not offer to minors services that require minors to pay fees that are not suitable for their “civil capacity” as defined in the Civil Code.

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

On September 2, 2021, the NRTA issued the Notice on Further Strengthening the Management of Arts and Their Personnel, under which online audiovisual platforms are required to strictly control the selection of actors and are prohibited from engaging actors with political positions considered to be wrong or who engage in deeds or use words considered to be immoral, actors considered to not be adhering to an acceptable level of social fairness and justice, or actors violating laws, regulations, or the public order.

The VIEs Sohu Internet, Guangzhou Qianjun currently hold Online Culture Operating Permits. The Online Culture Operating Permit obtained by Sohu Internet includes a permit for operating Internet information services at “sohu.com.”

On September 2, 2016, the SAPPRFT issued the Notice on Strengthening the Management of Live Online Social Video Services (the “Live Online Notice”), which requires interactive broadcasting service providers to procure a permit for the Network Transmission of Audiovisual Programs. Sohu Internet and Guangzhou Qianjun currently hold permits for the Network Transmission of Audiovisual Programs. The Live Online Notice also stipulates that a service provider must make a filing with the local SAPPRFT branch at least five days before making any live broadcast of any significant political, military, economic, social, cultural or sports activities and at least 48 hours before making any live broadcast of other cultural or sports activities. On November 4, 2016, the CAOC issued the Live Social Video Provisions, which became effective on December 1, 2016. The Live Social Video Provisions provide that business entities such as us that offer interactive broadcasting services on their Internet platforms have the primary responsibility for monitoring content disseminated by interactive broadcasting hosts and viewers through such services, and must allocate sufficient staff in line with the scale of such services and establish and maintain adequate internal policies and procedures for, among other things, content review, information security management, emergency management and technical support. The Live Social Video Provisions also require that Internet providers verify the real-name identity of interactive broadcasting hosts and viewers before allowing them to establish user accounts with the Internet providers and take appropriate remedial actions, such as issuing warnings, removing posted content, or terminating the user’s account, with respect to interactive broadcasting content or activity that is prohibited by the Live Social Video Provisions. Internet providers are subject to administrative penalties and other sanctions for noncompliance with the Live Social Video Provisions. On August 1, 2018, the MIIT and several other regulatory authorities in the Chinese mainland issued a Notice on Strengthening the Administration of Live Online Social Video Services, which stipulates that providers of Internet access services and App stores must not provide Internet access and App distribution services for online interactive broadcasting service providers that do not hold requisite permits from or complete the requisite filing procedure with the applicable regulatory agencies. On November 12, 2020, the NRTA promulgated the Notice on Strengthening the Management of Live Broadcast of Online Shows and E-commerce Live Broadcast, which requires live show online broadcasting platforms and e-commerce live online broadcasting platforms to enter information concerning their operating entities and business operations in a nationwide online system. Under the notice, live online broadcasting platforms are also required to classify their broadcast programs into, and label them according to, specified categories such as “music,” “dance,” and “travelling.” The notice and the Guidance on Strengthening Supervision of E-commerce Live Online Broadcasting Activities issued by the SAMR in November 2020 also provide that e-commerce live online broadcasting platforms should verify the qualifications and real-name identities of the entities and individuals selling goods and services on such platforms, and ensure such sales to comply with the Advertising Law of the People’s Republic of China (the “New Advertising Law”) and the E-commerce Law of the People’s Republic of China (the “E-commerce Law”). On April 23, 2021, the CAOC and six other regulatory authorities in the Chinese mainland issued the Administrative Measures for E-commerce Live Online broadcasting (for Trial Implementation), which further stipulate that live online broadcasting platforms must take certain specified measures, such as arranging special personnel to conduct real-time inspections and extending the storage time for live broadcast content with respect to key live online broadcasting operators. The live online broadcasting platforms are also required to establish a sound risk identification model and take appropriate actions to prevent suspected violations of laws and regulations in regard to high-risk marketing activities, such as issuing violation warnings, limiting traffic and suspending live online broadcasting. In addition, relevant regulatory authorities in the Chinese mainland may share information regarding e-commerce live online broadcasting entities with records of serious violations and may carry out joint enforcement and punishment.

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

On July 21, 2023, the MIIT issued the Notice on Carrying out the Filing of Mobile Internet Applications (the “Mobile Apps Notice”), which requires mobile Internet App operators that are engaged in Internet information services within the Chinese mainland, App operators’ Internet access service providers and App distribution platforms to complete filings in accordance with the Anti-Telecommunications Network Fraud Law of the People’ Republic of China, the ICP Measures, and the Mobile Apps Notice. Such App operators are required to complete filings with the local provincial branches of the MIIT, and the App operators’ Internet access service providers and App distribution platforms must complete applications for inspection and review through the “National Internet Basic Resources Management System.”

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

The VIEs Sohu Internet and Guangzhou Qianjun received renewed approval from the SAMR, on June 13, 2019 and September 5, 2023, respectively, to disseminate pharmaceuticals information over the Internet.

Regulation of Brand Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the New Advertising Law, which became effective on September 1, 2015 and was amended on October 26, 2018 and April 29, 2021. The New Advertising Law, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of relevant regulatory authorities. On February 25, 2023, the SAMR issued the Administrative Measures for Online Advertising (the “Online Advertising Measures”), which took effect on May 1, 2023 and replaced the Interim Measures of the Administration of Online Advertising previously issued by the SAMR. The New Advertising Law and the Online Advertising Measures both provide that advertisements posted or published over the Internet may not affect users’ normal usage of a network, and advertisements published in the form of pop-up windows on the Internet must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The Online Advertising Measures provide that all online advertisements, including commodities and services ranked through competitive bidding, must be marked “Advertisement,” so that viewers can easily identify them as such. Moreover, the Online Advertising Measures prohibit insertion of competitive bidding-ranked advertisements into the results of users’ searching of government-services websites, web pages, Internet applications, and social accounts accessible by the general public. The New Advertising Law and the Online Advertising Measures will require us to more stringently examine and monitor our advertisers and the content of their advertisements.

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

The VIE Gamease, which is the operator of TLBB, Blade Online and certain other licensed PC games, and the VIE Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively, and Gamease and Guanyou Gamespace have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. TLBB, Blade Online and some of Changyou’s other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing license at the time those online games were made publicly available. TLBB, Blade Online and certain of Changyou’s other existing games are currently published under an Internet publishing license held by Gamease. Gamease received a renewal of its Internet publishing license from the NPPA on February 29, 2024. As of the date of this annual report, the Internet publishing license held by Guanyou Gamespace has expired, and Guanyou Gamespace is in the process of applying for renewal of such license. There is uncertainty as to whether Guanyou Gamespace will be able to renew such license. Current Chinese mainland regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like Changyou’s are acknowledged by the SAPPRFT or SPPA, in view of the lack of formal interpretation regarding this issue, the SPPA might challenge Changyou’s current and past practices and could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of Changyou’s business license, or the forced discontinuation of or restrictions on its operations.

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

On December 22, 2023, the NPPA issued the Draft Online Games Administration Measures, which, if adopted, would stipulate, among other requirements, that online game publishers and operators (i) may not publish and operate online games that make participation in battles compulsory; (ii) may not provide inducement rewards such as daily logins, first recharges, and continuous recharges, and must set user recharge limits and provide pop-up window warnings with respect to excessive consumption behavior by users; (iii) may not allow the payment of large monetary rewards in online games that are livestreamed; (iv) may not provide random selection services to minors or allow minors to pay monetary rewards in online games that are livestreamed; and (v) must submit annual reports to the local provincial publishing authorities regarding the publishers’ and operators’ compliance with these requirements and certain other specified information. As of the date of this annual report, the Draft Online Games Administration Measures have not been formally adopted.

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

Protection of Minors

On April 12, 2022, several regulatory authorities in the Chinese mainland jointly promulgated the Notice on Strengthening the Management of Live Streaming of Games on Online Audiovisual Program Platforms (“Notice 27”). Notice 27 prohibits minors from topping up and paying reward money, and establishes special handling channels for the refund of money paid by minors.

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

On October 16, 2023, the State Council issued the Minor Protection Regulations, which took effect on January 1, 2024. The Minor Protection Regulations stipulate that online game service providers must (i) establish and continuously update game rules to prevent minors from becoming addicted to online games, (ii) classify game products into specified categories, and (iii) clarify the ages of minor users for which game products are suitable, and require that prominent reminders regarding the suitable age for a game be placed at user download, registration and login locations for the game.

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

On April 27, 2023, the MHURD and the SAMR issued the Opinions on Regulating Real Estate Brokerage Services (the “Real Estate Brokerage Services Opinions”), which propose regulatory measures for real estate brokers. The Real Estate Brokerage Services Opinions propose that city and county housing and urban-rural development authorities should comprehensively implement real-name registration of individuals engaged in providing real estate brokerage services, and that real estate brokerage firms should make clear brokerage fee disclosures and prohibit the manipulation of fees for brokerage services.

Online Payment Services

On June 14, 2010, the PBOC issued the Measures for the Administration of Payment Services Provided by Non-financial Institutions (the “Payment Services Measures”), which took effect on September 1, 2010 and were amended on February 3, 2016 and April 29, 2020. On December 1, 2010, the PBOC promulgated the Implementing Rules for the Payment Services Measures, which was last amended on September 1, 2021. The Payment Services Measures and their implementing rules require any non-financial institution engaging in payment services, such as online payments, issuance and acceptance of prepaid cards, and bill collection via bank cards, to obtain a Payment Service License. Applications for Payment Service Licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. To further regulate the operation of online payment services, the PBOC issued the Administration of Online Payment Services Provided by Non-Bank Payment Institutions (the “Online Payment Services Measures”), which took effect on July 1, 2016. The Online Payment Services Measures classify personal payment accounts at entities that already hold a Payment Service License into three categories based on the extent to which the holders of the accounts have completed identity verification procedures, and provide that those account holders who have completed more of the identity verification process are entitled to a broader range of payment options through their accounts. The Online Payment Services Measures prohibit non-bank payment institutions from engaging in securities, insurance, financing, trusts and other unauthorized financial business. Non-bank payment institutions are also required to develop risk control systems, including a risk rating system for users, a dispute resolution system, and a risk reserve. On December 9, 2023, the State Council issued the Regulations on the Supervision and Administration of Non-bank Payment Institutions (the “Non-bank Payment Institutions Regulations”), which will take effect on May 1, 2024. Under the Non-bank Payment Institutions Regulations, non-bank payment businesses include operators of stored value accounts and providers of payment transaction processing services. The Non-bank Payment Institutions Regulations require non-bank payment institutions to obtain a payment service license before applying for a business license, and to establish and continually update their internal systems, such as business management systems.

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

On May 10, 2001, the MIIT promulgated the Administration Measures of the Network Entry of Telecommunication Equipment (the “Telecommunication Equipment Measures”), which were amended on September 23, 2014 and January 18, 2024. Pursuant to the Telecommunication Equipment Measures, the State requires all telecommunications terminal equipment to be connected to a public telecommunications network to obtain network connection permits. A Permit of Network Connection, or China Type Approval Certificate (“CTA Certificate”), issued by the MIIT must be obtained for such telecommunications equipment. When a producer of such telecommunications terminal equipment applies for a CTA Certificate, it must submit a test report or product quality certificate (namely SRRC Certificate). If a CTA Certificate has not been obtained for such equipment, it may not be connected to a public telecommunications network and may not be used or sold domestically. Pursuant to the Announcement on the Reform Measures for the Network Entry Permit System for Telecommunication Equipment, which was promulgated by the MIIT on January 17, 2023 and became effective on March 1, 2023, network entry permits are no longer required for the connection of certain types of telecommunications equipment to networks.

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

Since 2005, the NCA, together with certain other regulatory authorities in the Chinese mainland, have jointly launched annual campaigns, which normally last for three to four months every year, specifically aiming to crack down on Internet copyright infringement and piracy. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the MPS and the MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign was Internet audio and video programs. From the time the 2010 campaign commenced in late July, the local branches of the NCA focused on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, Web hosting or Internet access services for third parties engaging in copyright infringement or piracy and infringement by the use of mobile media. In serious cases, the operating permits of the Websites engaging in illegal activities may be revoked, and such Websites may be ordered to shut down. A governmental program called the “Jian Wang Campaign,” which is aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2023, which was conducted from August through November of 2023, and targeted piracy and other forms of copyright infringement related to unauthorized live broadcasting of sporting events and unauthorized dissemination of recordings of sporting events, short videos and online literature, aimed to strengthen the copyright protection of sporting events, cultural and creative products and online videos.

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

Patent

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in 1992, 2000, 2008 and 2020. The 2020 amended Patent Law took effect on June 1, 2021. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on December 28, 2002, January 9, 2010 and further amended on December 11, 2023. Under these laws and regulations, the Patent Office of the CNIPA is responsible for administering patents in the Chinese mainland. The patent system in the Chinese mainland adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and designs. From June 1, 2021, in the case of designs, a patent will be valid for fifteen years from the date of the filing of the patent application. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights.

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

Laws and Regulations Related to Encryption Software

In October 1999, the State Council promulgated the Regulations for the Administration of Commercial Encryption, most recently amended on April 27, 2023, followed in November 1999 by the Notice of the General Office of the State Encryption Administration Commission promulgated by the State Commission for the Administration of Cryptography. On September 26, 2023, the State Encryption Administration issued the Administrative Measures for the Security Assessment of Commercial Cryptography Application. These regulations address the use in the Chinese mainland of software with encryption functions.

These regulations require that commercial cryptography products involving state security, the national economy and people’s livelihoods or social public interest be tested and certified before they may be sold or otherwise provided. Internet operators are required to use commercial cryptography to provide appropriate levels of protection in accordance with the national cybersecurity protection classification standards adopted by relevant Chinese mainland authorities. In addition, operators of critical Internet network and information systems are required to regularly assess the security of their commercial cryptography applications and submit their assessment reports to the State Encryption Administration or its local provincial branches.

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

Laws and Regulations Related to Security and Censorship

The principal pieces of laws and regulations of the Chinese mainland concerning information security and censorship are:

•	The Internet Security Law (2017);

•	The Measures for Cybersecurity Review (2022);

•	The Regulations on Security Protection of Critical Information Infrastructure (2021);

•	The Data Security Law (2021);

•	The Draft Data Security Regulations (2021);

•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988, as amended in 2010 and 2024) and related Implementing Rules (2014);

•	The Anti-spy Law of the People’s Republic of China (2014, as amended in 2023);

•	The Working Regulations for Anti-spy Security Precautions (2021);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, as amended in 2011);

•	Administrative Regulations for the Protection of Secrecy on Railway Computer Information Systems Connected to International Networks (1999);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

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

Sohu Internet, Gamease and Guanyou Gamespace have successfully registered the Sohu.com website, the Changyou.com website and the cy.com website with the Beijing AMR and the electronic registration marks for these websites are displayed prominently on the homepages of these websites.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish rigorous systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. The Internet Security Law provides that providers of services over Internet networks must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel; taking technical measures to prevent computer viruses, network attacks and intrusions; taking technical measures to monitor and record network operation status and cyber security incidents; and taking data security measures such as data classification, backups and encryption. Providers of services over Internet networks are also obliged to take immediate remedial measures and report relevant information to authorities when security defects or loophole risks in the network products or services are found. The Internet Security Law sets stringent requirements for the operators of “critical information infrastructure.” These include requirements, among others, that personal information and important business data must be stored in the Chinese mainland, and requirements for national security review of any network products or services that may impact national security. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On July 30, 2021, the State Council promulgated the CII Regulations, effective on September 1, 2021. According to the CII Regulations, “critical information infrastructure” means an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, people’s livelihoods, or the public interest in the event of damage, loss of function, or data leakage. The competent regulatory authorities and supervision and management authorities of the above-mentioned industries in the Chinese mainland will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified CIIOs and the State Council’s public security department of the results. We have not been required to go through any cybersecurity review by the CAOC under the Cybersecurity Laws as currently in effect; and we believe that we are unlikely to be required by the CAOC to go through cybersecurity reviews due to the facts that (i) our ADSs were listed on Nasdaq before the Cybersecurity Laws went into effect, and the Cybersecurity Laws do not require Internet platform operators that hold personal information of over one million users to file supplemental applications for cybersecurity reviews of such operators’ previous issuances of their securities to foreign investors that occurred before the Cybersecurity Laws went into effect; (ii) the competent regulatory and supervisory authorities in the Chinese mainland are required under the CII Regulations to identify critical information infrastructure and the CIIOs of such critical information infrastructure, and to notify all CIIOs that have been so identified, and we have not received any such notice; (iii) the nature of the data that we process in our business is such that it is unlikely that Chinese mainland authorities would conclude that such data impact or may impact national security; and (iv) we have not been required to go through a cybersecurity review initiated by the CAOC, nor are we aware of any preliminary investigation of our company by the CAOC that might lead to such a review.

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

On July 10, 2023, the CAOC and six other regulatory authorities in the Chinese mainland promulgated the Interim Measures for Generative Artificial Intelligence Services (the “Generative AI Services Measures”), which took effect on August 15, 2023. The Generative AI Services Measures impose compliance requirements for providers of generative artificial intelligence services to the general public within the Chinese mainland. The Generative AI Services Measures stipulate that providers of generative artificial intelligence services related to text, image, audio, video and other content to the general public within the Chinese mainland will be responsible as “producers of Internet information content” and “personal information processors,” with the responsibilities specified in the PIPL, the Data Security Law, the Internet Security Law, and other Chinese mainland laws and regulations related to cybersecurity and personal information protection. Providers of generative artificial intelligence services are required to enter into service agreements with their users and adopt effective measures to prevent minor users from over-relying upon or becoming addicted to generative artificial intelligence services. In addition, providers of generative artificial intelligence services that have the potential to influence public opinion or provoke social agitation are required to conduct security assessments and complete filings in accordance with the Algorithm Recommendation Provisions.

On September 7, 2023, the Ministry of Science and Technology and nine other regulatory authorities in the Chinese mainland promulgated the Notice on Promulgation of the Measures for the Review of Science and Technology Ethics (Trial) (the “Trial Measures for the Review of Science and Technology Ethics”), which took effect on December 1, 2023. The Trial Measures for the Review of Science and Technology Ethics identify categories of activities that will require science and technology ethics reviews, including (i) the use of personal information data derived from science activities involving human beings as research participants; (ii) science and technology activities that do not directly involve human beings or experiments on animals, but may present risks to life, health, the ecological environment, public order, or sustainable development. Entities conducting scientific and technological activities in one of the categories identified in the Trial Measures for the Review of Science and Technology Ethics are required to be submitted to the relevant authorities for review.

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

In addition, the Supreme People’s Court promulgated an Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Unfair Competition Law of the People’s Republic of China, which became effective on March 20, 2022. This interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators, and maintain orderly market competition.

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

On July 6, 2021, several authorities in the Chinese mainland jointly promulgated the Opinions on Strictly Combating Illegal Securities Activities in Accordance with the Law, which called for the enhanced administration and supervision of Chinese mainland-based companies listing outside the Chinese mainland, proposed to revise the relevant regulations governing the issuance and listing of shares outside the Chinese mainland by such companies, and clarified the related responsibilities of competent industry regulators and regulatory authorities in the Chinese mainland. The Overseas Listing Measures, which the CSRC adopted on February 17, 2023 and took effect on March 31, 2023, establish a new filing-based regime to regulate direct and indirect overseas offerings and listings by Chinese mainland domestic companies. Under the Overseas Listing Measures, an indirect overseas offering and listing by a Chinese mainland domestic company refers to an offering and listing in an Offshore market made by a Chinese mainland domestic company through and in the name of an Offshore issuer established by, and based on the equity interests, assets, earnings or other similar interests and rights of, a Chinese mainland domestic company which operates its primary businesses in the Chinese mainland. The Overseas Listing Measures require, among other things, that a Chinese mainland domestic company that is the issuer of a direct overseas offering and listing or one of the principal operating entities in the Chinese mainland designated by the Offshore issuer of an indirect overseas offering and listing, to (i) in the case of an initial public offering in an Offshore market, file with the CSRC within three business days after the submission of its offering and listing application in such Offshore market; (ii) in the case of a follow-on offering of its securities in the same Offshore market, submit a filing to the CSRC within three business days after the completion of such offering; (iii) in the case of a follow-on offering of its securities in another Offshore market, submit a filing to the CSRC within three business days after the submission of its offering application in such other Offshore market; and (iv) report to the CSRC any of the material events specified in the Overseas Listing Measures within three business days after the occurrence and public announcement of such event. Under the Overseas Listing Measures Notice issued by the CSRC on February 17, 2023, Chinese mainland domestic companies that had already listed in Offshore markets before March 31, 2023, the effective date of the Overseas Listing Measures, are not required to immediately file retroactively with the CSRC for their initial public offerings or other previous listings, but may be required to do so retroactively in the future, and will be required to file with the CSRC with respect to any follow-on offerings of their securities and other specified future events and activities. We have not been required by the CSRC to obtain approval of or complete any filing with the CSRC with respect to any offering of our securities (including the initial public offering of the Company’s predecessor Sohu.com Inc. on Nasdaq) that was completed before the Overseas Listing Measures became effective, and we believe that we are unlikely to be required to obtain approval of or make a filing with the CSRC under the Overseas Listing Measures as they are currently being implemented by the CSRC with respect to our predecessor Sohu.com Inc.’s initial public offering.

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

On February 24, 2023, the CSRC published the Archives Rules, which took effect on March 31, 2023. The Archives Rules apply to indirect Offshore offerings and listings by Chinese mainland domestic companies. The Archive Rules require a Chinese mainland domestic company to obtain approval from, and/or comply with filing or other regulatory requirements of, relevant authorities in the Chinese mainland before providing or publicly disclosing to investment bankers or other securities and investment services providers or to Offshore regulators (i) any information or materials that contain state secrets or work secrets of any regulatory authorities in the Chinese mainland or (ii) any other information or materials leakage of which could have an adverse impact on national security or public interests. The Archives Rules require Chinese mainland domestic companies, as well as investment bankers and other securities and investment services providers providing relevant services, to abide by applicable laws and regulations of the Chinese mainland, maintain a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives management obligations. The Archives Rules also require that working papers and other files created in the Chinese mainland by relevant service providers in connection with Offshore offerings and listings by Chinese mainland domestic companies be stored in the Chinese mainland and not be transferred overseas without the approval of the relevant authorities in the Chinese mainland. The Archives Rules also stipulate that if Offshore securities regulators or relevant competent authorities request to investigate or inspect Chinese mainland domestic companies that have been listed or have offered securities, directly or indirectly, in an Offshore market or securities companies or securities service providers in the Chinese mainland that undertake relevant business for such Chinese mainland domestic companies, such investigation and inspection must be conducted in accordance with a cross-border regulatory cooperation mechanism and, before cooperating on such investigation and inspection with, or for the purpose of cooperating on such investigation and inspection providing documents and other materials to, such Offshore securities regulators or other Offshore authorities, such domestic companies, securities companies or securities service providers must obtain approval from the CSRC or other competent authorities in the Chinese mainland regarding such investigation and inspection.

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

Laws and Regulations Related to Antitrust

On August 30, 2007, the Standing Committee of the National People’s Congress of the People’s Republic of China adopted the Anti-Monopoly Law, which took effect on August 1, 2008 and was amended on June 24, 2022. Pursuant to the Anti-Monopoly Law, monopolistic conduct, including entering into monopolistic agreements, abuses of dominant market position, and Concentrations of Undertakings that have the effect of eliminating or restricting competition, is prohibited and business operators must not use data, algorithms, technologies, capital advantages and/or platform rules to conduct any monopolistic activities that are prohibited by the Anti-Monopoly Law. To further implement the Antitrust Law and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018; the Regulations on the Prohibition of Monopolistic Agreements, which were issued by the SAMR on March 10, 2023 and took effect on April 15, 2023 to replace the Interim Regulations on the Prohibition of Monopolistic Agreements; the Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position, which were issued by the SAMR on March 10, 2023 and took effect on April 15, 2023 to replace the Interim Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAMR; the Declaration Rules for Concentrations of Undertakings issued by the MOFCOM on January 5, 2009, amended on June 6, 2014, and re-issued by the SAMR on September 29, 2018, and the Provisions on Reviewing Concentration of Undertakings, which were issued by the SAMR on March 10, 2023 and took effect on April 15, 2023 to replace the Interim Provisions on Reviewing Concentrations of Undertakings issued by the SAMR.

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

Concentration of Undertakings: pursuant to the Anti-Monopoly Law, where a Concentration of Undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be lodged in advance with the antitrust authority under the State Council. If a business operator fails to make a required declaration with, or if a properly made declaration has not been approved by, the relevant antitrust authority, the Concentration of Undertakings may not be effected. “Concentration of Undertakings” refers to (i) a merger of enterprises; (ii) acquiring control over other enterprises by an enterprise through acquiring equities or assets; or (iii) acquiring control over, or the possibility of exercising decisive influence on, an enterprise by contract or by any other means. Under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, the thresholds for prior notification of Concentration of Undertakings are the following:

•

the combined worldwide turnover of all of the subject enterprises in the preceding financial year is more than RMB12.00 billion (or approximately $1.70 billion), and the nationwide turnover within the Chinese mainland of each of at least two of the subject enterprises in the preceding financial year is more than RMB800.0 million (or approximately $113.6 million); or

•

the combined nationwide turnover within the Chinese mainland of all the subject enterprises in the preceding financial year is more than RMB4.00 billion (or approximately $568.0 million), and the nationwide turnover within the Chinese mainland of each of at least two of the subject enterprises in the preceding financial year is more than RMB800.0 million (or approximately $113.6 million).

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

Under Circular 37, if a non-listed special purpose vehicle uses its own equity to grant equity incentives to any directors, supervisors, senior management or any other employees directly employed by a domestic enterprise which is directly or indirectly controlled by such special purpose vehicle, or with which such an employee has established an employment relationship, related residents and individuals of the Chinese mainland may, prior to exercising their rights, apply to the SAFE for foreign exchange registration formalities for such special purpose vehicle. However, since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentives granted to residents of the Chinese mainland, there remains uncertainty with respect to its implementation.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and related Implementation Rules were issued by the SAFE on January 5, 2007 and amended on May 29, 2016 and March 23, 2023. Both became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by individuals of the Chinese mainland may be conducted only with approval from the SAFE or its authorized branch. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (“Offshore Share Incentives Rules”), which was issued by the SAFE on February 15, 2012, citizens of the Chinese mainland who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. In November 2011, the SAFE approved our application to designate our Chinese mainland subsidiary Sohu Media to handle the registrations and other procedures required by the Offshore Share Incentives Rules. In February 2012, the SAFE approved Changyou’s application to designate its Chinese mainland subsidiary AmazGame to handle the registrations and other procedures required by the Offshore Share Incentive Rules. If we, Changyou or the Chinese mainland-citizen employees of Changyou and us who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we, Changyou and/or such employees may be subject to fines and other legal sanctions.

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

Principal Subsidiaries

The following are our principal subsidiaries:

•	Sohu.com (Hong Kong) Limited, or Sohu HK, established in 2000;

•	Beijing Sohu New Era Information Technology Co., Ltd., or Sohu Era, established in 2003;

•	Sohu.com (Search) Limited, or Sohu Search, established in 2005;

•	Beijing Sohu New Media Information Technology Co., Ltd., or Sohu Media, established in 2006;

•	Changyou.com Limited, or Changyou, established in 2007;

•	Changyou.com (HK) Limited, or Changyou HK, established in 2007;

•	Beijing AmazGame Age Internet Technology Group Co., Ltd., or AmazGame, established in 2007;

•	Sohu.com (Game) Limited, or Sohu Game, established in 2008;

•	Beijing Changyou Gamespace Software Technology Co., Ltd., or Gamespace, established in 2009;

•	Changyou.com Korea LLC, or Changyou Korea, established in 2010;

•	Beijing Sohu New Momentum Information Technology Co., Ltd., or Sohu New Momentum, established in 2010;

•	Fox Information Technology (Tianjin) Limited, or Video Tianjin, established in 2011;

•	Sohu Focus Limited, or Sohu Focus, established in 2013;

•	Sohu Focus (HK) Limited, or Focus HK, established in 2013; and

•	Beijing Changyou Chuangxiang Software Technology Co., Ltd., or Changyou Chuangxiang, established in 2016.

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

•

Beijing Guanyou Gamespace Digital Technology Co., Ltd., or Guanyou Gamespace, incorporated in 2010. Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) holds a 100% interest in Guanyou Gamespace. Dewen Chen, Changyou’s Chief Executive Officer, and Yaobin Wang, one of our employees, hold 50% and 50% interests, respectively, in Changyou Star;

•	Shanghai ICE Information Technology Co., Ltd., or Shanghai ICE, which we began consolidating in 2010. Gamease holds a 100% interest in this entity;

•	Tianjin Jinhu Culture Development Co., Ltd, or Tianjin Jinhu, incorporated in 2011. High Century holds a 100% interest in this entity;

•	Beijing Focus Interactive Information Service Co., Ltd., or Focus Interactive, incorporated in 2014. Heng Da Yi Tong holds a 100% interest in this entity; and

•	Guangzhou Qianjun Network Technology Co., Ltd, or Guangzhou Qianjun, which we began consolidating in 2014. Tianjin Jinhu holds a 100% interest in this entity.

We have extended interest-free loans to the individual nominee shareholders of the VIEs to fund their capital investment in the VIEs. The loans are secured by pledges of the shareholders’ equity interests in the VIEs, and can only be repaid by the shareholders by surrender of those equity interests to us. We have also entered into a series of agreements with the individual shareholders to transfer their equity interests in the VIEs to us when required to do so.

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

OVERVIEW

We are a leading Chinese online media, video, and game business group providing comprehensive online products and services on PCs and mobile devices in the Chinese mainland. Our businesses are conducted by Sohu and Changyou. Sohu is a leading online media content and services provider. Changyou is a leading online game developer and operator in the Chinese mainland. Through the operation of Sohu and Changyou, we generate brand advertising revenues, online games revenues and other revenues. Most of our operations are conducted through our Chinese mainland-based subsidiaries and the VIEs that we consolidate under U.S. GAAP (ASC 810).

For the year ended December 31, 2023, our total revenues were approximately $600.7 million, representing a decrease of 18% compared to 2022, and our gross margin increased from 74% to 76%. Our brand advertising business generated revenues of $88.7 million, with a 14% annual decrease, representing 15% of total revenues. Our online game business generated revenues of $479.7 million, with an 18% annual decrease, representing 80% of total revenues. In 2023, our net loss from continuing operations was $66.1 million, compared to net loss from continuing operations of $17.3 million in 2022. Diluted net loss from continuing operations per share attributable to Sohu.com Limited was $1.93 in 2023, compared to diluted net loss from continuing operations per share attributable to Sohu.com Limited of $0.50 in 2022.

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

For Sohu Media portal and Sohu Video, we have continued to refine our flagship Apps and enhance user experience by expanding premium content offerings, upgrading technology and algorithms, and introducing innovative features to meet user demand. We have worked closely with professional media organizations and other content providers on the production of high-quality content while continuing to concentrate on our self-developed video content. We have launched a series of science related live broadcastings, including the highly regarded IPs, which have reinforced our reputation as a leading science and knowledge-based live broadcasting platform. In addition, we have continued to host various events centered on hot topics and reinforce their social distribution, which have brought together users with common interests to our platform, enhancing the vitality and engagement within our user community. To attract and retain users, we have incurred expenses for content and user acquisition, as well as for promotion of our products and services. We may increase such expenditures in the future. Further, we have continued to host various innovative marketing events, both online and offline, which have not only generated a large amount of premium content but also gained widespread recognition from users. These events demonstrated our competitive advantage and have further consolidated our position as a mainstream media platform. Advertisers’ spending remained cautious in 2023, which had, and may continue to have, an adverse impact on our revenues and results of operations.

During 2023, Changyou adhered to its “Top Games” strategy, kept close track of changing market trends and user demand, prioritized the feedback of target users for the development processes of new games, and continued to optimize and revitalize its old games. It also embraced technological advances, such as artificial intelligence, to increase efficiency in game development. Going forward, Changyou plans to continue to enhance its capabilities in game design, game technology, and graphic quality; continue to work with third-party developers, which it believes will help improve development efficiencies; and further invest in talent acquisition and development. While maintaining its core competitiveness in MMORPGs, Changyou is also expanding its game portfolio with additional types of card-based RPGs, sports games, casual games and strategy games.

The worldwide COVID-19 pandemic had a negative impact on the Chinese economy in 2021 and 2022 and, in particular, on advertiser spending, which in turn had an adverse impact on our business and results of operations for those years.

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

We consider an accounting estimate to be critical if:

-	the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

-

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

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 - Summary of Significant Accounting Policies.” You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Goodwill Impairment Assessment for the Sohu Reporting Unit

Nature of estimate: The Sohu segment has only one reporting unit, which is the Sohu reporting unit. The goodwill balance associated with the Sohu reporting unit was $36.9 million as of December 31, 2023.

We conduct an annual impairment test as of October 1 of each year, or more frequently if events or circumstances indicate an impairment may exist. We conduct impairment tests by quantitatively comparing the fair value of the reporting unit to its carrying value.

Assumptions: The Sohu reporting unit estimated the fair values by using the income approach and the market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, discount rate and profitability. The market approach considers earnings multipliers based on market data of comparable companies engaged in a similar business. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary. The fair value of the Sohu reporting unit also includes cash not required for working capital and the fair value of real estate held by the Sohu reporting unit for the production of rental income. The fair value of real estate owned and leased to others was determined using the income approach, with key assumptions including rental income from existing and expected lease contracts and market yields of comparable real estate. If rental income decreases and/or market yields increase, the fair value of this real estate, as well as the fair value of the Sohu reporting unit, will decrease. The goodwill impairment assessment is sensitive to the estimates related to these factors, and particularly the fair value of this real estate. If we decreased/increased by 5% one of our assumptions relating to these factors while holding all other assumptions constant, the fair value of the Sohu reporting unit would not be significantly impacted and would still be above its carrying value. The market capitalization of the Sohu Group was also considered in determining the reasonableness of estimated fair value.

Based on the annual impairment test conducted as of October 1, 2023, the fair value of the reporting unit exceeded the carrying value, indicating that the goodwill was not impaired. Our estimate of the key assumptions did not change significantly throughout the periods presented.

See “Note 2 - Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding goodwill.

Expected Credit Losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses, which require earlier recognition of credit losses.

Assumptions: The provision for credit losses is estimated mainly based on past collection experience as well as consideration of current and future economic conditions and changes in our collection trends. We estimate the expected credit losses for financial assets with similar risk characteristics on a pooled basis. The key assumptions used in the process of estimating the provision for credit losses include portfolio composition, loss severity and recoveries, and application of macroeconomic forecasts. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of loss severity and recoveries and macroeconomic forecasts decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

See “Note 2 - Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding expected credit losses.

RESULTS OF OPERATIONS

Unless indicated otherwise, results of operations data for all periods presented relate to our continuing operations only, and exclude results from Sogou’s businesses, as a result of the fact that in September 2021 we sold all of the Sogou ordinary shares owned by us to Tencent. The historical results of Sogou’s business are reported as “discontinued operations.”

Revenues

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2021		2022		2023		2022 VS 2021		2023 VS 2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Revenues:
Brand advertising	$134,967	16%	$103,233	14%	$88,689	15%	$(31,734)	(24)%	$(14,544)	(14)%
Online games	638,225	76%	585,424	80%	479,697	80%	(52,801)	(8)%	(105,727)	(18)%
Others	62,384	8%	45,215	6%	32,286	5%	(17,169)	(28)%	(12,929)	(29)%

Total revenues	$835,576	100%	$733,872	100%	$600,672	100%	$(101,704)	(12)%	$(133,200)	(18)%

Brand Advertising Revenues

Brand advertising revenues were $88.7 million for 2023, compared to $103.2 million and $135.0 million, respectively, for 2022 and 2021. The year-on-year reduction in brand advertising revenues resulted mainly from reductions in the revenues of Sohu Media Portal and Sohu Video.

Sohu

Starting in 2023, Focus, which used to conduct our online real estate services, was integrated into Sohu Media Portal. To provide a consistent basis of comparison, retrospective adjustments have been made to brand advertising revenues from Sohu Media Portal for the years ended December 31, 2021 and 2022, respectively, to include brand advertising revenues from Focus, which were presented separately for those years.

•	Sohu Media Portal

Revenues from Sohu Media Portal were $66.1 million for 2023, compared to $76.8 million and $97.4 million, respectively, for 2022 and 2021. The number of advertisers for Sohu Media Portal was 1,400, 1,489 and 2,061, respectively, for 2023, 2022 and 2021. The average amount spent per advertiser was approximately $47,000, $52,000 and $47,000, respectively, for 2023, 2022 and 2021.

•	Sohu Video

Revenues from Sohu Video were $17.6 million for 2023, compared to $19.6 million and $26.8 million, respectively, for 2022 and 2021. The number of advertisers for Sohu Video was 93, 81 and 77, respectively, for 2023, 2022 and 2021. The average amount spent per advertiser was approximately $189,000, $242,000 and $348,000, respectively, for 2023, 2022 and 2021.

Changyou

•	17173.com Website

Revenues from the 17173.com Website were $5.0 million for 2023, compared to $6.9 million and $10.8 million, respectively, for 2022 and 2021. The number of advertisers on the 17173.com Website was 60, 67 and 76, respectively, for 2023, 2022 and 2021. The average amount spent per advertiser was approximately $83,000, $103,000 and $142,000, respectively, for 2023, 2022 and 2021.

Other information

Sales to our five largest advertising agencies and advertisers comprised approximately 28% of total brand advertising revenues for 2023, compared to 34% and 29%, respectively, for 2022 and 2021. As of December 31, 2023, 2022 and 2021, we recorded $2.7 million, $2.8million and $4.5 million, respectively, of receipts in advance from advertisers. As of December 31, 2023, we had obligations to provide, and advertisers had obligations to purchase, advertising services under existing contracts in the amount of $4.8 million that are required to be provided during the year ending December 31, 2024.

Online Game Revenues

Revenues from the online game business were $479.7 million for 2023, compared to $585.4 million and $638.2 million, respectively, for 2022 and 2021.

Revenues from PC games were $368.7 million for 2023, compared to $425.7 million and $469.3 million, respectively, for 2022 and 2021, representing 77%, 73% and 74%, respectively, of Changyou’s online game revenues for the corresponding years. The dominant PC game operated by Changyou is TLBB. In 2023, TLBB PC generated revenues of $321.4 million, accounting for approximately 67% of Changyou’s online game revenues, approximately 66% of Changyou’s total revenues, and approximately 53% of the Sohu Group’s total revenues. The year-on-year decrease in PC game revenues for 2023 was $57.0 million, mainly due to a natural decline in TLBB PC.

Revenues from mobile games were $111.0 million for 2023, compared to $159.7 million and $168.9 million, respectively, for 2022 and 2021. The dominant mobile game operated by Changyou was Legacy TLBB Mobile. In 2023, the mobile game Legacy TLBB Mobile generated revenues of $55.4 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 11% of Changyou’s total revenues, and approximately 9% of the Sohu Group’s total revenues. The year-on-year decrease in mobile game revenues for 2023 was $48.7 million, mainly due to a natural decline in older games.

The following table sets forth certain operating data for Changyou’s PC games and mobile games for the periods indicated:

Average Monthly Active Accounts (1)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2021	2.3	2.0	2.1	1.9	2.0	4.6	2.0	2.5
2022	2.0	2.4	2.3	2.0	2.1	2.5	2.3	1.8
2023	2.2	1.6	2.2	1.3	2.2	2.3	2.3	1.7

Quarterly Aggregate Active Paying Accounts (2)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2021	0.9	0.5	0.9	0.5	1.0	1.0	0.9	0.5
2022	1.0	0.5	1.0	0.4	1.0	0.6	0.9	0.4
2023	0.9	0.3	0.9	0.3	1.0	0.5	0.9	0.3

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given quarter refers to the number of accounts from which game points are used at least once during the quarter.

Other Revenues

Revenues from other services were $32.3 million for 2023, compared to $45.2 million and $62.4 million, respectively, for 2022 and 2021. The year-on-year decrease for 2023 was $12.9 million, which was mainly attributable to a $12.3 million decrease in revenue from Sohu’s paid subscription services, a $1.4 million decrease in Sohu’s interactive broadcasting services, and a $0.8 million increase in Sohu’s revenue sharing from other platforms. The year-on-year decrease for 2022 was $17.2 million, which was mainly attributable to a $10.1 million decrease in revenue from Sohu’s paid subscription services, a $4.2 million decrease in Sohu’s interactive broadcasting services, and a $2.5 million decrease in Sohu’s revenue sharing from other platforms.

Costs and Expenses

Cost of Revenues

The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2021		2022		2023		2022 VS 2021		2023 VS 2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Cost of revenues:
Brand advertising	$99,522	49%	$86,642	45%	$71,103	48%	$(12,880)	(13)%	$(15,539)	(18)%
Online games	87,616	43%	91,001	48%	65,029	45%	3,385	4%	(25,972)	(29)%
Others	17,533	8%	13,930	7%	9,625	7%	(3,603)	(21)%	(4,305)	(31)%

Total cost of revenues	$204,671	100%	$191,573	100%	$145,757	100%	$(13,098)	(6)%	$(45,816)	(24)%

Cost of Brand Advertising Revenues

Cost of brand advertising revenues was $71.1 million for 2023, compared to $86.6 million and $99.5 million, respectively, for 2022 and 2021.

The year-on-year decrease for 2023 was $15.5 million, which mainly consisted of an $8.0 million decrease in bandwidth service costs, a $4.1 million decrease in costs incurred for content marketing campaigns, a $2.5 million decrease in depreciation and amortization expenses, and a $1.4 million decrease in salary and benefits expenses.

The year-on-year decrease for 2022 was $12.9 million, which mainly consisted of a $5.0 million decrease in content and license costs, a $2.6 million decrease in costs incurred for content marketing campaigns, a $2.2 million decrease in depreciation and amortization expenses, and a $1.8 million decrease in salary and benefits expenses.

Our brand advertising gross margin was 20% for 2023, compared to 16% and 26%, respectively, for 2022 and 2021.

Cost of Online Game Revenues

Cost of online game revenues was $65.0 million for 2023, compared to $91.0 million and $87.6 million, respectively, for 2022 and 2021.

The year-on-year decrease in cost of online game revenues for 2023 was $26.0 million. The decrease included a $22.0 million decrease in revenue-sharing payments to licensors, game developers, and third-party Internet platforms, and a $1.1 million decrease in bandwidth service costs and a $0.6 million decrease in tax surcharges.

The year-on-year increase in cost of online game revenues for 2022 was $3.4 million. The increase included a $3.7 million increase in revenue-sharing payments to licensors, game developers, and third-party Internet platforms, and a $2.0 million increase in salary and benefits expenses, offset by a $1.4 million decrease in content and license costs, and a $0.5 million decrease in tax surcharges.

Our online game gross margin was 86% for 2023, compared to 84% and 86%, respectively, for 2022 and 2021.

Cost of Other Revenues

Cost of other revenues was $9.6 million for 2023, compared to $13.9 million and $17.5 million, respectively, for 2022 and 2021. The year-on-year decrease for 2023 was $4.3 million, which was mainly due to a $4.6 million decrease in revenue-sharing payments related to payment channels. The year-on-year decrease for 2022 was $3.6 million, which was mainly due to a $4.2 million decrease in revenue-sharing payments related to interactive broadcasting services, offset by a $0.6 million increase in revenue-sharing payments related to payment channels.

Operating Expenses

The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2021		2022		2023		2022 VS 2021		2023 VS 2022
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Operating expenses:
Product development	$268,863	50%	$260,772	48%	$279,842	52%	$(8,091)	(3)%	$19,070	7%
Sales and marketing	182,690	34%	225,480	41%	213,449	39%	42,790	23%	(12,031)	(5)%
General and administrative	81,880	16%	56,920	11%	48,934	9%	(24,960)	(30)%	(7,986)	(14)%

Total operating expenses	$533,433	100%	$543,172	100%	$542,225	100%	$9,739	2%	$(947)	0%

Product Development Expenses

Product development expenses were $279.8 million for 2023, compared to $260.8 million and $268.9 million, respectively, for 2022 and 2021.

The year-on-year increase for 2023 was $19.0 million, representing a year-on-year increase of 7%. The increase mainly consisted of a $6.8 million increase in bandwidth service expenses, a $5.2 million increase in salary and benefits expenses, a $4.0 million increase in content and license costs, and a $3.9 million increase in content and license impairments, offset by a $1.9 million decrease in share-based compensation expense.

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

Sales and Marketing Expenses

Sales and marketing expenses were $213.4 million for 2023, compared to $225.5 million and $182.7 million, respectively, for 2022 and 2021.

The year-on-year decrease for 2023 was $12.1 million, representing a year-on-year decrease of 5%. The decrease mainly consisted of a $13.3 million decrease in advertising and promotional expenses, offset by a $1.5 million increase in professional fees.

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

General and Administrative Expenses

General and administrative expenses were $48.9 million for 2023, compared to $56.9 million and $81.9 million, respectively, for 2022 and 2021.

The year-on-year decrease for 2023 was $8.0 million, representing a year-on-year decrease of 14%. The decrease mainly consisted of a $3.5 million decrease in salary and benefits expenses, a $2.1 million decrease in share-based compensation expense, and a $1.4 million decrease in professional fees.

The year-on-year decrease for 2022 was $25.0 million, representing a year-on-year decrease of 30%. The decrease mainly consisted of a $17.0 million decrease in salary and benefits expenses, a $7.3 million decrease in bad debt expenses, and a $1.6 million decrease in share-based compensation expense, offset by a $1.5 million increase in professional fees.

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2021, 2022 and 2023 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2021	2022	2023
Cost of revenues	$277	$191	$17
Product development expenses	3,904	2,026	156
Sales and marketing expenses	166	128	26
General and administrative expenses	4,231	2,594	509

	$8,578	$4,939	$708

Share-based compensation expense was recognized for share-based awards of Sohu (excluding Fox Video Limited (“Fox Video”)), Changyou, and Fox Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2021	2022	2023
For Sohu (excluding Fox Video) share-based awards	$1,849	$677	$96
For Changyou share-based awards	7,773	4,262	612
For Fox Video share-based awards	(1,044)	0	0

	$8,578	$4,939	$708

The negative amounts in the tables above resulted from re-measured compensation expense based on the then-current fair value of the awards on the reporting date.

There was no capitalized share-based compensation expense for the years ended December 31, 2021, 2022 and 2023.

Operating Profit/(Loss)

We had an operating loss of $87.3 million for 2023, compared to operating loss of $0.9 million and operating income of $97.5 million, respectively, for 2022 and 2021.

Other Income/(Expense)

Other income was $35.7 million for 2023, compared to $17.6 million and $29.4 million, respectively, for 2022 and 2021.

Interest Income

Interest income was $45.2 million for 2023, compared to $17.3 million and $15.6 million, respectively, for 2022 and 2021.

Interest Expense

Interest expense was nil for 2023, compared to nil and $7.5 million, respectively, for 2022 and 2021.

Income Tax Expense

Income tax expense was $60.4 million for 2023, compared to $57.9 million and $62.3 million, respectively, for 2022 and 2021.

The difference in income tax expense for 2023 compared to 2022 resulted primarily from accrued regular income tax expense of $9.7 million, offset by $5.3 million for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.

The difference in income tax expense for 2022 compared to 2021 resulted primarily from deferred tax expense of $3.8 million.

Net Income/(Loss)

As a result of the foregoing, we had a net loss from continuing operations of $66.1 million for 2023, compared to a net loss of $17.3 million, and net income of $69.3 million, respectively, for 2022 and 2021.

We had net income from discontinued operations of $35.4 million for 2023, compared to net income of nil and $864.9 million, respectively, for 2022 and 2021.

Net Income/(loss) Attributable to Noncontrolling Interest

Our net loss from continuing operations attributable to noncontrolling interest was $265,000 for 2023, compared to net income from continuing operations attributable to noncontrolling interest of $2,000, and a net loss attributable to noncontrolling interest of $3,000, respectively, for 2022 and 2021.

Our net income from discontinued operations attributable to noncontrolling interest was nil for 2023, compared to net income attributable to noncontrolling interest of nil and $6.5 million, respectively, for 2022 and 2021.

Net income/(Loss) attributable to Sohu.com Limited

As a result of the foregoing, we had a net loss from continuing operations of $65.8 million attributable to Sohu.com Limited for 2023, compared to net loss of $17.3 million attributable to Sohu.com Limited, and a net income of $69.3 million attributable to Sohu.com Limited, respectively, for 2022 and 2021.

We had net income from discontinued operations of $35.4 million attributable to Sohu.com Limited for 2023, compared to net income of nil and $858.5 million attributable to Sohu.com Limited, respectively, for 2022 and 2021.

LIQUIDITY AND CAPITAL RESOURCES

Resources Analysis

Liquidity Sources and Balances

Our principal sources of liquidity are cash and cash equivalents, short-term investments, long-term time deposits, and cash flows generated from our operations. Cash equivalents mainly consist of time deposits with original maturities of three months or less, and notice deposits. Short-term investments mainly consist of investments in financial instruments with a variable interest rate and time deposits with maturities of three months to one year. Long-term time deposits consist of time deposits with maturities over one year.

As of December 31, 2023, we had cash and cash equivalents of approximately $362.5 million, restricted cash of $3.2 million, short-term investments of $597.8 million, and long-term time deposits of $388.6 million. Of our cash and cash equivalents, $238.2 million was held in financial institutions inside the Chinese mainland and $124.3 million was held in financial institutions outside of the Chinese mainland. Of the cash and cash equivalents held in financial institutions inside the Chinese mainland, $6.7 million was held by VIEs and $231.5 million was held by our Chinese mainland-based subsidiaries.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs, commitments, capital expenditures, and investment activities for at least the next twelve months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

See “Item 3. Key Information - Risk Factors - Risks Related to the Chinese Mainland’s Regulatory Environment - Restrictions on currency exchange may limit our ability to use our revenues effectively,” “- Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Chinese mainland-based subsidiaries, including the Chinese mainland-based subsidiaries of our subsidiary Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our Chinese mainland-based subsidiaries and the VIEs in the Chinese mainland are subject to restrictions imposed by Chinese mainland law on paying such dividends and making other payments,” and “- Dividends we receive from our operating subsidiaries located in the Chinese mainland are subject to Chinese mainland profit appropriation and withholding tax,” See also “Restrictions and Limitations on Cash Available to Sohu.com Limited” below and Item 11 “Quantitative and Qualitative Disclosure About Market Risk - Foreign Currency Exchange Rate Risk.”

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	Year Ended December 31,
	2021	2022	2023
Net cash provided by/(used in) continuing operating activities	$113,610	$32,242	$(25,567)
Net cash used in discontinued operating activities	(175,888)	0	0
Net cash provided by/(used in) operating activities	(62,278)	32,242	(25,567)
Net cash used in continuing investing activities	(537,419)	(232,789)	(291,665)
Net cash provided by discontinued investing activities	1,054,148	0	0
Net cash provided by/(used in) investing activities	516,729	(232,789)	(291,665)
Net cash used in continuing financing activities	(424,968)	(82,136)	(6,560)
Net cash used in discontinued financing activities	(9,132)	0	0
Net cash used in financing activities	(434,100)	(82,136)	(6,560)
Effect of exchange rate change on cash, cash equivalents and restricted cash	20,997	(16,773)	(11,982)

Net increase/(decrease) in cash, cash equivalents and restricted cash	41,348	(299,456)	(335,774)
Cash, cash equivalents and restricted cash at beginning of period	959,570	1,000,918	701,462

Cash, cash equivalents and restricted cash at end of period	$1,000,918	$701,462	$365,688

Cash, cash equivalents and restricted cash of continuing operations, end of year	1,000,918	701,462	365,688

Net Cash Provided by/(Used in) Operating Activities

For 2023, $25.6 million net cash used in continuing operation activities was primarily attributable to our net loss of $66.1 million, adjusted by (i) the add back of non-cash items consisting of $30.2 million of depreciation and amortization expenses, $5.8 million of impairment of other intangible assets and other assets, $0.7 million of share-based compensation expense, and $0.3 million of impairment of long-term investments, (ii) offset by $1.1 million of investment income from long-term investments, $0.5 million from disposal of fixed assets, $0.3 million of allowance for credit losses, and $0.2 million of change in fair value of financial instruments. The increase in cash from $5.6 million in working capital items is also included in operating cash flow.

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

Net Cash Provided by/(Used in) Investing Activities

For 2023, $291.7 million net cash used in continuing investing activities was primarily attributable to (i) $1.80 billion used in purchase of short-term investments and time deposits, $22.1 million used in the purchase of long-term investment, and $18.4 million used in purchase of fixed assets and intangible assets, offset by (ii) $1.54 billion in proceeds from short-term investments and time deposits, and $3.6 million cash received from other investing activities.

For 2022, $232.8 million net cash used in continuing investing activities was primarily attributable to (i) $2.15 billion used in purchase of short-term investments and time deposits, and $23.8 million used in purchase of fixed assets and intangible assets, offset by (ii) $1.94 billion in proceeds from short-term investments and $6.3 million cash received from other investing activities.

For 2021, $537.4 million net cash used in continuing investing activities was primarily attributable to (i) $1.22 billion used in purchase of short-term investments and time deposits, $42.2 million used in purchase of fixed assets and intangible assets, and $15.9 million used in the purchase of long-term investments, offset by (ii) $740.7 million in proceeds from short-term investments and $2.5 million cash received from other investing activities.

Net Cash Provided by/(Used in) Financing Activities

For 2023, $6.6 million net cash used in continuing financing activities was used in repurchase of shares.

For 2022, $82.1 million net cash used in continuing financing activities was used in repurchase of shares.

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

Chinese Mainland Regulations Related to Profit Appropriation, Withholding Tax on Dividends and Foreign Currency Exchange

Regulations of the Chinese mainland currently permit payment of dividends of a Chinese mainland company only out of accumulated profits as determined in accordance with accounting standards and regulations in the Chinese mainland. Our Chinese mainland-based subsidiaries are also required to set aside each year to their general reserves at least 10% of their after-tax profit based on Chinese mainland accounting standards, until the cumulative amount reaches 50% of their paid-in capital. These reserves may not be distributed as cash dividends, or as loans or advances. Our Chinese mainland-based subsidiaries, may also allocate a portion of their after-tax profits, at the discretion of their Boards of Directors, to their staff welfare and bonus funds. Any amounts so allocated may not be distributed by Sohu.com Limited or Changyou.com Limited and, accordingly, would not be available for distribution to Sohu.com Limited.

The CIT Law imposes a 10% withholding income tax for dividends distributed by FIEs in the Chinese mainland to their immediate holding companies outside the Chinese mainland. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the Chinese mainland and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the Chinese mainland-HK Tax Arrangement if such holding company is considered a non-Chinese mainland resident enterprise and holds at least 25% of the equity interests in the Chinese mainland FIE distributing the dividends, subject to approval of the local tax authority in the Chinese mainland. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. As of December 31, 2023, we had accrued deferred tax liabilities in the amount of $253.5 million for withholding taxes associated with dividends paid by Changyou’s Chinese mainland-based WFOEs to Changyou’s Hong Kong subsidiary.

Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of the Chinese mainland, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Chinese Mainland Restrictions Related to the VIE Structure

A significant portion of our operations is conducted through VIEs, which generate a significant amount of our revenues. As of December 31, 2023, none of the VIEs that we consolidate in our financial statements under U.S. GAAP (ASC 810) held significant cash balances. However, such VIEs have in the past, and may again in the future, hold significant cash balances. As the VIEs are not owned by our Chinese mainland-based subsidiaries or any of our subsidiaries outside of the Chinese mainland, they are not able to make dividend payments to those subsidiaries. Therefore, in order for Sohu.com Limited or our subsidiaries outside of the Chinese mainland to receive any dividends, loans, or advances from our Chinese mainland-based subsidiaries, in some cases we may need to rely on payments made by the VIEs to our Chinese mainland-based subsidiaries pursuant to service contracts between them. Depending on the nature of services provided by our Chinese mainland-based subsidiaries to the corresponding VIEs, certain of these payments will be subject to Chinese mainland taxes, such as VAT, which will effectively reduce the amount that our Chinese mainland-based subsidiaries receive from the corresponding VIEs. In addition, regulatory authorities in the Chinese mainland could impose restrictions on such payments or change the tax rates applicable to such payments.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $42.2 million, $23.8 million, and $18.4 million, respectively, for the years ended December 31, 2021, 2022 and 2023.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2023 (in thousands):

	2024	2025	2026	2027	2028	Thereafter	Total
Royalties and expenditures for licensed content of games	$15,224	1,412	1,059	0	0	0	17,695
Operating lease obligations	4,826	2,357	1,994	0	0	0	9,177
Purchase of content and services	8,029	290	23	0	0	0	8,342
Purchase of bandwidth	7,021	40	14	8	0	0	7,083
Others	295	0	0	0	0	0	295

Total Payments Required	$35,395	4,099	3,090	8	0	0	42,592

OTHER LONG-TERM LIABILITIES

We recorded long-term tax liabilities of $212.9 million, consisting primarily of a $12.9 million in interest on the unrecognized tax benefit related to the Toll Charge, and $200.0 million related to certain business transactions that took place in previous years and management determined may result in additional tax obligations under relevant tax rules. See “Note 15 - Taxation” of the Notes to Consolidated Financial Statements for more information.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The accounting standards that we adopted beginning January 1, 2023 did not have a significant impact on our consolidated financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Segment Reporting (Topic 280). In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. We do not expect to adopt ASU No. 2023-07 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Income Taxes (Topic 740). In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. We do not expect to adopt ASU No. 2023-09 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

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

Directors and Executive Officers	Age	Position
Charles Zhang	59	Chairman of the Board and Chief Executive Officer
Dewen Chen	48	Chief Executive Officer of Changyou
Joanna Lv	53	Chief Financial Officer
Charles Huang	54	Director
Zhonghan Deng(1) (2) (3)	56	Independent Director
Dave De Yang(1)	58	Independent Director
Dave Qi(1) (2) (3)	60	Independent Director
Shi Wang (3)	73	Independent Director

(1)	Member of the Audit Committee of our Board of Directors.
(2)	Member of the Compensation Committee of our Board of Directors.
(3)	Member of the Nominating Committee of our Board of Directors.

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

Mr. Charles Huang is the Founder, Chief Executive Officer and Chairman of Netbig Education Holdings Ltd. (“Netbig”). Prior to founding Netbig in 1999, Mr. Huang served as Executive Director and Head of the Asia Securitization Group of Deutsche Bank, New York and Hong Kong, as well as a Senior Vice President of Prudential Securities Inc., New York. Mr. Huang is also a Chartered Financial Analyst, and serves as director of ZTO Express (Cayman) Inc. (New York Stock Exchange). Mr. Huang holds a Master of Science degree in Computer Science from MIT.

Dr. Zhonghan Deng is the Chief Scientist of Vimicro International Corporation (“Vimicro”), which he co-founded in 1999. Dr. Zhonghan Deng also worked as a research scientist for International Business Machines Corporation at the T.J. Watson Research Center in Yorktown Heights, New York. Dr. Deng received a Ph.D. in electrical engineering and computer sciences, a Master of Science degree in economics and a Master of Science degree in physics from the University of California, Berkeley

Dave De Yang has served as the Chief Financial Officer and a Partner of Dalton International, an investment firm based in Chicago, since 2017. From 2012 through 2016, Mr. Yang served as Chief Financial Officer for the North Asia region, including the Chinese mainland, Hong Kong, Taiwan, Japan, and Korea, of Reckitt Benckiser, a London-based company that is listed on the London Stock Exchange and is included in the FTSE 100 Index. Prior to joining Reckitt Benckiser, Mr. Yang worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to that role, he served as acting controller of McDonald’s India and Indonesia divisions and as a senior director of McDonald’s Corporation in the Asia Pacific, Middle East and Africa division, where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang was a member of the Board of Directors and of the Audit Committee of Changyou prior to the completion of the Changyou Merger. Mr. Yang has a Master of Business Administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

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

Mr. Shi Wang is the Honorary Chairman of the Board of Directors of Vanke, of which he also served as General Manager from 1991 to 1999. In 1984, Mr. Shi Wang founded the Shenzhen Exhibition Center of Modern Science and Education Equipment, which is the predecessor of Vanke. Mr. Shi Wang is the Executive Manager of the China Real Estate Association and is Deputy Director of the City Housing Development Council of the China Real Estate Association. Mr. Shi Wang also serves as the Chairman of the Board of Directors of Destone Acquisition Corp.

Board of Directors

Our Board of Directors currently consists of six directors and is divided into two classes consisting of three directors each, with one class of directors being elected by the holders of our ordinary shares at each annual general meeting of shareholders and holding office for staggered two-year terms, with the term of one of the classes expiring at each annual general meeting. Our directors currently consist of Dr. Charles Zhang, Zhonghan Deng, and Dave De Yang, whose terms will expire at our 2024 annual general meeting of shareholders, and Charles Huang, Dave Qi, and Shi Wang, whose terms will expire at our 2025 annual meeting of shareholders. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided the nature of such interest is disclosed prior to any vote thereon.

Board Diversity Disclosure

Board Diversity Matrix

The following table provides the diversity statistics of our Board of Directors required by Rule 5606 of the Nasdaq Listing Rules:

Board Diversity Matrix (As of February 29, 2024)
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

As of the date of this annual report, our Board of Directors has determined that we will satisfy the requirements of Rule 5605(f)(2)(B) of the Nasdaq Listing Rules by explaining why we did not have by December 31, 2023, and currently expect that we will not have by December 31, 2025, any Diverse directors.

We acknowledge and support the general principles behind the diversity objectives set forth in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules. However, we believe that, for business reasons, it would not be appropriate for us to seek to change the current composition of our Board of Directors for the purpose of meeting those objectives, in view of the current state of our business and the competitive environment we face. Competition for Internet services in the Chinese mainland market in which we operate has become increasingly intense and challenging. In addition, we have faced in the past few years, and may continue to face in the future, significant uncertainties due to the volatility of the macroeconomic environment in the Chinese mainland and global geopolitical tensions on the Chinese economy in general, and on our business operations in particular. Accordingly, we believe that maintaining a stable and efficient Board of Directors is critical for us to meet these challenges and ensure our long-term success. We believe that our current corporate governance structure, in particular as to the composition of our Board of Directors, is suitable for the current scale of and goals for our business and operations. All members of our Board of Directors have served as our directors for a number of years and are familiar with our company’s history and business operations; provide us with a variety of personal, professional and industry backgrounds, with appropriate experience and skill sets for a business enterprise such as ours; and have track records over the years of having made sound business decisions that have served the best interests of our company and shareholders. We intend to continually assess our industry and the status of our business and may decide in the future, should future circumstances make it appropriate, to seek to meet the diversity objectives contemplated by Rule 5606(f)(2)(B) of the Nasdaq Listing Rules.

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

•

reviewing major issues as to the adequacy of our internal controls over financial reporting and any special audit steps adopted in the light of any significant deficiency or material weakness in those internal controls; and

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

Neither our Nominating Committee nor our full Board of Directors has a policy with regard to the consideration of diversity when identifying and evaluating proposed director candidates, although both may consider diversity when identifying and evaluating proposed director candidates, and one of the enumerated factors under our Nominating Committee’s charter that the committee may consider when identifying potential nominees is the interplay of the candidate’s experience with the experience of the other board members. In compiling a list of possible candidates and considering their qualifications, our Nominating Committee makes its own inquiries, solicits input from other directors on our Board and may consult or engage other sources, such as a professional search firm, if it deems appropriate.

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

Compensation of Executive Officers and Directors

During the year ended December 31, 2023, we paid an aggregate of approximately $3.0 million in cash compensation to our executive officers. We paid an aggregate of approximately $0.58 million in cash compensation to our directors other than Dr. Charles Zhang. In 2023, the total compensation expense for our non-executive directors and executive officers recorded in our consolidated statements of comprehensive income was $5.4 million. None of our directors, other than Dr. Charles Zhang, have service contracts that provide for benefits upon termination of employment.

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

Our Compensation Committee, or our full Board of Directors in the absence of such a committee, administers the Sohu 2018 Share Incentive Plan, and determines the terms and conditions of awards under the Sohu 2018 Share Incentive Plans. Awards granted under the Sohu 2018 Share Incentive Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by our Board of Directors or Compensation Committee in its sole discretion.

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

Our Board of Directors administers the Changyou Share Incentive Plans following the completion of the Changyou Merger, and determines the terms and conditions of awards under the Changyou Share Incentive Plans. Awards granted under the Changyou Share Incentive Plans are evidenced by an award document that sets forth the terms and conditions applicable to each of the awards, as determined by our full Board of Directors or our Compensation Committee in its sole discretion.

Fox Video Share Incentive Plan

On January 4, 2012, Fox Video, a Cayman Islands company that was wholly-owned by Sohu.com Limited and before June 16, 2022 was the Offshore holding entity of our online video business, adopted a 2011 Share Incentive Plan (the “Fox Video Share Incentive Plan,” which was referred to in our previous annual reports on Form 20-F as the “Sohu Video Share Incentive Plan”). The Fox Video Share Incentive Plan provided for the issuance of up to 25,000,000 ordinary shares of Fox Video (representing approximately 10% of the outstanding Fox Video ordinary shares on a fully-diluted basis) to management and key employees of our online video business and to Sohu management. The maximum term of any share-based award granted under the Fox Video Share Incentive Plan was ten years from the grant date. The Fox Video Share Incentive Plan expired on January 4, 2022.

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

Grants of Shares and Options to Directors and Executive Officers

The following tables set forth summaries of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of February 29, 2024.

Awards Granted under Sohu 2018 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Charles Zhang	75,000	(1)	$0.001	2/16/2015	2/15/2025
Charles Zhang	70,000	(2)	$0.001	7/1/2019	6/30/2029
Joanna Lv	7,500	(3)	$0.001	2/16/2015	2/15/2025
Joanna Lv	40,000	(4)	$0.001	7/1/2019	6/30/2029
Joanna Lv	10,000	(5)	$0.001	9/1/2020	8/31/2030

(1)	Consists of options to purchase our ordinary shares at a nominal exercise price, all of which options are vested and exercisable as of February 29, 2024.
(2)	Consists of options to purchase our ordinary shares at a nominal exercise price, all of which options are vested and exercisable as of February 29, 2024.
(3)	Consists of options to purchase our ordinary shares at a nominal exercise price, all of which options are vested and exercisable as of February 29, 2024.
(4)	Consists of options to purchase our ordinary shares at a nominal exercise price, all of which options are vested and exercisable as of February 29, 2024.
(5)	Consists of options to purchase our ordinary shares at a nominal exercise price, of which options for the purchase of 7,500 ordinary shares are vested and exercisable as of February 29, 2024.

Awards Granted under Changyou 2019 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Dewen Chen	1,238,774	(1)	$0.01	8/26/2019	9/30/2029

(1)	Consists of options, granted on August 26, 2019 and effective as of October 1, 2019, all of which options are vested as of February 29, 2024.

Awards Granted under Fox Video Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Joanna Lv	110,000	(1)	$0.01	1/4/2012	1/3/2022

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

Employees

As of December 31, 2023, we had approximately 4,700 employees, including 2,800 employees for Sohu and 1,900 employees for Changyou. None of our personnel are represented under collective bargaining agreements.

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

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 29, 2024 by (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our ordinary share (assuming conversion of all outstanding exercisable options and warrants held by that person), (ii) each current director, (iii) each named executive officer and (iv) all of our current directors and named executive officers as a group. Except as otherwise provided in the footnotes to this table, we believe that the persons named in this table have voting and investment power with respect to all of the ordinary shares stated to be beneficially owned by them. Each ordinary share is entitled to one vote on all matters subject to a shareholder vote.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
Charles Zhang	11,462,100	(2)	34.41%
Charles Huang(3)	76,265		*
Shi Wang(4)	34,132		*
Dave Qi(5)	28,940		*
Zhonghan Deng(6)	5,878		*
Dave De Yang(7)	—		—
Joanna Lv	58,000	(8)	*
Dewen Chen(9)	—		—
All directors, nominees and executive officers as a group (8 persons)	11,665,315	(10)	34.96%
Photon Group Limited(11)	11,048,400		33.31%
Macquarie Investment Management Business Trust(12)	3,429,040		10.16%

*	Less than 1%.
(1)

Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes the number of ordinary shares subject to options or restricted stock units held by that person that are currently exercisable or settleable or that are exercisable or settleable within 60 days of February 29, 2024. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Such shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of each other person.

(2)

Includes (i) 145,000 ordinary shares subject to options exercisable within 60 days of February 29, 2024 and (ii) 11,048,400 ordinary shares beneficially owned by Photon Group Limited. Dr. Charles Zhang is a Director of Photon Group Limited, and may be deemed to be a beneficial owner of shares owned by it. Dr. Charles Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. Dr. Charles Zhang’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(3)	Mr. Charles Huang’s address is Suit 611, Chinachem Tower, 34-37 Connaught Road Central, Hong Kong.
(4)	Mr. Shi Wang’s address is Vanke Architecture Research Center, No. 68 Meilin Road, Futian District, Shenzhen 518049, People’s Republic of China.
(5)	Dr. Dave Qi’s address is 3/F, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Beijing 100005, People’s Republic of China.
(6)	Dr. Zhonghan Deng’s address is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China.

(7)	Mr. Dave De Yang’s address is 11132 Egeria Drive, Odessa, FL 33556, United States.
(8)

Includes 55,000 ordinary shares subject to options exercisable within 60 days of February 29, 2024. Ms. Joanna Lv’s address is c/o Sohu.com Limited., Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(9)	Mr. Dewen Chen’s address is c/o Changyou com Limited, Changyou Creative Industrial Park, No. 65 East Bajiao Road, Shijingshan District, Beijing 100043, People’s Republic of China.
(10)	Includes 200,000 ordinary shares that such persons have the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of February 29, 2024.
(11)	Photon Group Limited’s address is c/o Sohu.com Limited, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.
(12)

Data based on a Schedule 13G/A filed jointly by Macquarie Group Limited, Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust with the SEC on February 14, 2024. Each of Macquarie Group Limited and Macquarie Management Holdings Inc. reported that it was deemed to beneficially own 3,429,040 ordinary shares beneficially owned by Macquarie Investment Management Business Trust. The principal business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia. The principal business address of Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust is 610 Market Street, Philadelphia, PA 19106.

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

In December 2018 and 2019, Changyou entered into several supplemental agreements with Fox Financial. Pursuant to the supplemental agreements, all accrued and unpaid interest on the loans as of December 31, 2018 and December 31, 2019 was added to the principal of the corresponding loans. In January 2019, Changyou advanced additional RMB denominated loans to Fox Financial, such that the principal amounts of Changyou’s outstanding RMB-denominated loans to Fox Financial as of December 31, 2018 were equal to the principal amounts of Fox Financials’ outstanding U.S. dollar denominated loans to Changyou as of December 31, 2018, multiplied by the monthly average RMB to U.S. dollar exchange rate published by the Bank of China for the month of December 2018.

In December 2019, Changyou entered into additional supplemental agreements with Fox Financial pursuant to which Fox Financial provided security for its repayment obligations to Changyou, and Changyou similarly provided security for its repayment obligations to Fox Financial. Under these supplemental agreements, if Fox Financial fails to repay the RMB-denominated loan principal and corresponding interest owed to Changyou, Changyou will have the right to apply the amount of a security deposit, consisting of the outstanding U.S. dollar-denominated loan principal and corresponding interest owed by Changyou to Fox Financial, to repay the RMB-denominated loan principal and interest owed by Fox Financial to Changyou, and vice versa. The security deposit will be required to be replenished by Fox Financial or Changyou, as the case may be, if the amount of the security deposit is insufficient to repay the applicable loan principal and interest, and any remaining security deposit will be returned to Fox Financial or Changyou, as the case may be, if there is a surplus after the repayment of the loan principal and interest.

The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the RMB-denominated loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of this annual report, Changyou has not received any response from Fox Financial and accordingly, with an abundance of caution, has not so applied any of the security deposit. In connection with such loan arrangements, we recorded in our audited consolidated balance sheets as of December 31, 2023 loans receivable from Fox Financial in a total amount of $33.7 million as prepaid and other current assets, and loans payable to Fox Financial in a total amount of $34.1 million as other short-term liabilities.

Transactions with Vanke Co., Ltd.

In 2021, 2022 and 2023, Vanke Co., Ltd. purchased $173,276, $139,428 and $208,092, respectively, in advertising services from us. Mr. Shi Wang, one of our directors, is the Honorary Chairman of the Board of Vanke Co., Ltd.

Transactions with Deeprock Management Consultancy (Shenzhen) Co., Ltd.

In 2023, we paid $218,256 to Deeprock Management Consultancy (Shenzhen) Co., Ltd. for services it provided to us. Mr. Shi Wang, one of our directors, holds 99% of the outstanding shares of Deeprock Management Consultancy (Shenzhen) Co., Ltd.

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

Dividend Policy

The Sohu Group intends to retain all available funds and any future earnings for use in the operation and expansion of its business or for repurchases of its ADSs if and to the extent the same may be approved by Sohu.com Limited’s Board of Directors from time to time at its discretion, and does not anticipate paying any cash dividends on Sohu.com Limited’s ordinary shares for the foreseeable future. Future cash dividends distributed by Sohu.com Limited, if any, will be declared at the discretion of Sohu.com Limited’s Board of Directors and will depend upon future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our Board of Directors may deem relevant.

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

In addition, there are statutory provisions applicable to a scheme of arrangement that facilitate the takeover of companies or the reconstruction and amalgamation of companies by way of a scheme of arrangement. The scheme of arrangement must be approved by three-fourths in value of each class of shareholders that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose by the direction of the Grand Court of the Cayman Islands. The scheme of arrangement must be sanctioned by the Grand Court and the court order delivered to the Registrar of Companies of the Cayman Islands for registration for the scheme of arrangement to become effective. While a dissenting shareholder has the right to express to the court the view that the scheme of arrangement ought not to be sanctioned, the court can be expected to approve the scheme of arrangement if it determines that:

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

In January 2019, we entered into a Shareholders’ Rights Agreement with The Bank of New York Mellon, as Rights Agent (the “Shareholders’ Rights Agreement”). The Shareholders’ Rights Agreement is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of the Sohu Group without offering a fair and adequate price and terms to all of our shareholders. Under the terms of the Shareholders’ Right Agreement if a person or group acquired more than 15% or more of our outstanding ordinary shares (including ordinary shares represented by ADSs), except as specifically permitted under the Shareholders’ Right Agreement, all other shareholders and holders of our ADSs would have the right to purchase securities from us at a substantial discount to those securities’ fair market value, thus causing substantial dilution to the holdings of the person or group that acquires more than 15%. The rights granted under the Shareholders’ Rights Agreement will expire on January 13, 2029, unless redeemed or cancelled earlier. Also see “Item 3. Key Information - Risk Factors - Risk Related to Our Ordinary Shares and ADSs - Certain provisions of our Memorandum and Articles of Association, Cayman Islands law regarding mergers and similar arrangements, and our Shareholders’ Rights Agreement could delay or deter a change in control.”

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

As a matter of Cayman Islands law, a director of a Cayman Islands company owes the following duties to the company - a duty to act bona fide in the best interests of the company and for a proper purpose, a duty not to make a personal profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director must exercise the skill and care of a reasonably diligent person having both - (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test).

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

Cayman Islands law has no comparable statute, but our Memorandum and Articles of Association contains provisions similar to those contained in the Delaware General Corporation Law business combination statute. Although Cayman Islands law does not otherwise regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders or which would merit an application for ancillary relief pursuant to sections 92(e) and 95 of the Cayman Islands Companies Act.

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

Material Contracts

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those listed in Item 19 “Exhibits,” as described elsewhere in this annual report.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. We will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ADSs or Ordinary Shares, nor will gains derived from the disposal of ADSs or Ordinary Shares be subject to Cayman Islands income or corporation tax. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the Government of Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands exempted companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to a double tax treaty with the United States. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold our ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of United States federal gift, estate tax or Medicare contribution tax, or the special accounting rules under Section 451(b) of the Code, or state, local or foreign tax consequences of an investment in our ADSs or ordinary shares. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the tax consequences described below.

The following discussion does not describe the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks or certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion transaction or other integrated investment;

•	regulated investments companies;

•	real estate investment trusts;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

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

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2023. Our expectation is based on our operations and the composition of our earnings and assets for the 2023 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test described below. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIEs that we consolidate under U.S. GAAP (ASC 810) will be treated for purposes of the PFIC rules. If these contractual arrangements were found by authorities in the Chinese mainland with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors - Risks Related to Our Corporate Structure - We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business; these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses; and the contracts may be difficult to enforce.” Also, our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

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

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

FOREIGN CURRENCY EXCHANGE RATE RISK

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for 2023 were $600 million and our total assets as of December 31, 2023 were $1.88 billion, representing revenue of RMB4.25 billion and total assets of RMB13.33 billion at the central parity rate of RMB7.0827 to $1.00 on December 31, 2023. If the value of the RMB were to depreciate by approximately 10% to RMB7.7910 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $550 million and $1.71 billion, respectively.

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

INFLATION RATE RISK

According to the National Bureau of Statistics of China, the consumer price index grew 0.2% in 2023, compared to an increase of 2.0% in 2022. There may be a further increase in the rate of inflation in the future, which could have an adverse effect on our business.

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

Pursuant to the agreement between us and the Bank of New York Mellon, the depositary for our ADSs, that expired on June 1, 2023 and the renewal of that agreement, the depositary reimbursed us in cash for our expenses, including investor relations expenses, legal fees, accounting fees, Nasdaq listing application and listing fees, and related expenses. For the year ended December 31, 2023, we received reimbursement from the depositary in the aggregate amount of $354,510, which is net of U.S. withholding tax, related to the servicing of the American depositary receipt facility for our ADSs.

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

USE OF PROCEEDS

On July 17, 2000, our predecessor Sohu.com Inc. completed an underwritten IPO of shares of its common stock pursuant to a Registration Statement on Form S-1 (SEC file No. 333-96137) that became effective on July 10, 2000. There has been no change in the information regarding use of proceeds from the IPO that was included in our annual report on Form 20-F for the year ended December 31, 2022 that we filed with the SEC on March 30, 2023.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in this report on pages F-2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the Company’s fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2022	2023
	(in thousands)
Audit fees(1)	$ 1,116	$ 1,150
Tax fees(2)	335	206
Audit related fees(3)	34	33
All other fees	3	5

Total	$ 1,488	$ 1,394

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

On November 11, 2023, our Board of Directors authorized a program for the repurchase of up to $80 million of outstanding Sohu ADSs over a twenty four-month period from November 11, 2023 to November 10, 2025, and authorized our management to purchase ADSs under the ADS repurchase program from time to time at their discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act and to determine the timing and amount of any purchases of Sohu ADSs based on their evaluation of market conditions, the trading price of Sohu ADSs and other factors, and on March 2, 2024, our Board of Directors authorized an increase in the size of the share repurchase program from up to $80 million to up to $150 million of outstanding ADSs. As of February 29, 2024, we had repurchased 1,276,457 ADSs under the share repurchase program for an aggregate cost of approximately $12 million.

The table below provides information on our repurchases of Sohu ADSs pursuant to the share repurchase program during the year ended December 31, 2023.

	Total Number of ADSs Purchased Under the Program	Average Price Paid Per ADS	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (in million)
2023 Month
November (from November 11 to November 30)	102,579	8.65	149
December (from December 1 to December 31)	593,248	9.56	143

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted a Policy on Insider Trading governing the purchase, sale and other disposition of our securities by directors, senior management, and employees. A copy of the policy is filed as an exhibit to this annual report.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the confidentiality, integrity, and availability of our data and information systems, and have designed and maintained a comprehensive program for identifying, assessing, and managing material risks from cybersecurity threats, as that term is defined in Item 16K of Form 20-F. Our cybersecurity risk management program is composed of the following key elements:

•

Governance Structure. Our Board of Directors, supported by our Audit Committee, oversees our company’s overall risk management, including cybersecurity risks, and receives and reviews, on an as-needed basis, presentations and reports on material cybersecurity issues from our Chief Executive Officer and our Chief Financial Officer, who are designated as the individuals primarily responsible for overseeing the day-to-day operations of our cybersecurity risk management program.

To support our Chief Executive Officer and our Chief Financial Officer in their risk management responsibilities for our Sohu segment, we have established two cross-departmental working groups, the Technology and Security Coordination Group (the “IT Coordination Group”) and the Personal Information Protection and Compliance Working Group (the “PI Working Group”). The IT Coordination Group, which is headed by two of our senior managers, is responsible for monitoring and managing risks related to our data and information systems relating to our Sohu segment, and reports to our Chief Executive Officer. The PI Protection Working Group, consisting of the heads of certain of our business divisions and of our in-house legal and Internal Audit teams, is responsible for monitoring and managing risks related to our collection, storage, and use of personal information that may arise in our Sohu segment, and reports to our Chief Financial Officer.

For our Changyou segment, we have established a cybersecurity working group (the “Changyou Cybersecurity Group”) that is headed by Changyou’s Chief Technology Officer. The Changyou Cybersecurity Group is responsible for monitoring and managing cybersecurity risks relating to the Changyou segment, and reports, in coordination with Changyou’s Chief Executive Officer and our Internal Audit team, to our Chief Executive Officer and our Chief Financial Officer.

•

Internal Policies and Procedures. As part of our cybersecurity risk management program, our management, in coordination with our Board of Directors and our cybersecurity staff, including the IT Coordination Group, the PI Working Group, and the Changyou Cybersecurity Group, has developed and adopted a comprehensive set of internal policies, standards, and processes governing our cybersecurity functions, and regularly reviews and updates these policies, standards, and processes based on evolving regulatory requirements and industry standards and best practices.

•	Risk Identification, Assessment and Management.

To identify potential cybersecurity threats and incidents, we use various tools and technologies, such as a traffic spectrometry detection system (or an “NIDS”), web application firewalls (or “WAFs”), host intrusion prevention systems (or “HIDSs”), honeypot systems, and terminal anti-virus software; perform penetration testing and vulnerability scanning of our information systems and applications on a regular basis; and take appropriate security measures, such as encryption, de-identification, and network segmentation, to ensure the safety of our sensitive business data and personal information.

As part of our dynamic response strategy, cybersecurity threats and incidents identified in our Sohu segment or our Changyou segment through our cybersecurity risk management program are first evaluated by the IT Coordination Group and/or the PI Working Group, or by the Changyou Cybersecurity Group, as the case may be, and are then classified in categories by security severity based on their actual or potential business and operational impact, and prioritized for timely remediation based on their classifications. Identified cybersecurity threats and incidents that meet our pre-established reporting thresholds are required to be timely reported to the Chief Executive Officer and the Chief Financial Officer, who may in turn report to the Board of Directors, if they deem it to be necessary.

•

Third-Party Risk Management. When determining the selection and oversight of third-party service providers, we gather information from candidates that are expected to share or receive data, have access to or integrate with our systems, and/or process our employee, business, or customer data, in order to help us evaluate potential risks associated with their security controls. Our contracts with third-party service providers generally require such service providers to, among other things, maintain security controls to protect our confidential information and data, notify us of material data breaches that may impact our data, and take remedial measures in a timely manner. We also conduct ongoing monitoring throughout the duration of our contracts, and re-assess continuing qualifications of each of our existing service providers, including the effectiveness of their internal controls, annually (or sooner at the time of contract renewal) or in the event of any identified cybersecurity incident or any significant changes to such service provider’s security controls.

•

Training. We have various cybersecurity education and training programs designed to promote awareness of, and reinforce, our information technology and security policies, standards, and practices among our employees in general and employees of certain business divisions that are particularly susceptible to cybersecurity threats.

•

Continuous Review. We engage third-party professionals, on an as-needed basis, to perform assessments, and independent reviews of our security control procedures and their effectiveness. The Chief Financial Officer provides reports on the results of such third-party assessments and reviews to our Audit Committee at its regularly scheduled or special meetings.

As of the date of this annual report, we have not had any cybersecurity incident (as such term is defined in Item 16K of Form 20-F), nor have we identified any risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents, that have materially adversely affected, or are reasonably likely to materially adversely affect, our company or our business operations or financial condition. Although our cybersecurity risk management program, as described above, is designed to help prevent, detect, respond to, and mitigate the impact of cybersecurity incidents, we cannot assure you that a future cybersecurity incident would not materially adversely affect our business operations or our results of operations or financial condition. For information regarding cybersecurity risks that are facing us and their potential impact on our related business, see Item 3. Key Information - Risk Factors - Risks Related to Our Business “- Data security breaches relating to our platforms could damage our reputation and expose us to penalties and legal liability” and “- Our network operations may be vulnerable to hacking, viruses, and other disruptions, which may make our products and services less attractive and reliable, and third-party online payment platforms that we partner with and cloud-based servers that we lease from third-party operators may be susceptible to security breaches, which may damage our reputation and adversely affect our business” and “- Risks related to Changyou.com Limited - Risks related to Changyou’s Business -Breaches in the security of Changyou’s server network, or cloud-based servers that it leases from third-party operators, could cause disruptions in its service or operations, facilitate piracy of its intellectual property, or compromise confidential information of its game players and its business.”

Governance

Our full Board of Directors, supported by our Audit Committee, oversees our overall risk management, which includes risks arising from cybersecurity threats, and is responsible for ensuring that we have maintained adequate and effective policies and processes to identify and assess cybersecurity risks that we face and to provide resources necessary to manage and mitigate cybersecurity threats and incidents. Our Chief Executive Officer, supported by our Chief Financial Officer, meets with our Board of Directors at its regularly scheduled meetings to discuss our information security and cybersecurity programs and our key cybersecurity initiatives and related priorities and controls. In the event that a material cybersecurity threat or incident is identified, our Chief Executive Officer will report the threat or incident to our Board of Directors and will continue to provide ongoing updates regarding the threat or incident until it has been resolved.

At its regularly-scheduled meetings our Audit Committee receives from our Chief Financial Officer and head of our Internal Audit assessment reports regarding our general enterprise risk and internal controls, which may include an evaluation of risks from a cybersecurity threat or incident if such a threat or incident is identified and meets our pre-established reporting threshold. Our Audit Committee will receive ongoing updates regarding any such threat or incident until it has been resolved, and the Chairman of our Audit Committee may choose to report any such cybersecurity threat or incident to our full Board of Directors and management’s and any third-party assessments after they have been reviewed by our Audit Committee.

Our Chief Executive Officer and our Chief Financial Officer are designated as the individuals primarily responsible for overseeing the day-to-day operations of our cybersecurity risk management program. As previously discussed, the IT Coordination Group and the PI Working Group were established to address cybersecurity threats and to respond to cybersecurity incidents associated with our Sohu segment. The IT Coordination Group, which reports directly to our Chief Executive Officer, is focused on the security of our data and information systems, while the PI Protection Working Group, which reports directly to our Chief Financial Officer, is focused on protection of personal information. The Changyou Cybersecurity Group was established to address cybersecurity threats and to respond to cybersecurity incidents associated with our Changyou segment, and reports to our Chief Executive Officer and our Chief Financial Officer in coordination with Changyou’s Chief Executive Officer and our Internal Audit team. Through ongoing communications with these teams, our Chief Executive Officer and our Chief Financial Officers are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents, and report risks from cybersecurity threats and cybersecurity incidents to our Audit Committee and/or our full Board of Directors when pre-established reporting thresholds are met.

Our Chief Executive Officer Charles Zhang, having served as such since 1996, and also having served as the Chairman of the Board of Sogou before the completion of Tencent/Sohu Sogou Share Purchase and the Chairman of the Board of Changyou before the completion of the Changyou Merger, has extensive experience and expertise in Internet company management and operations and plays a key role in shaping our cybersecurity risk management policies, standards, and processes and in our cybersecurity risk management. Our Chief Financial Officer Joanna Lv has extensive experience and expertise in our enterprise risk management and internal controls in general, and in understanding and managing privacy and compliance issues related to personal information of our customers and employees in particular.

Tian Yang, one of the co-heads of our IT Coordination Group, has a Ph.D. in computer application technology from the Chinese Academy of Sciences and a Bachelor of Science in computer science and technology from Tsinghua University, and has extensive expertise and research experience in the fields of search engine, personalized recommendations, computational advertising, and artificial intelligence. Yudong Zhang, the other co-head of our IT Coordination Group, has a Bachelor of Science in electrical engineering from Nanjing University of Technology and holds multiple professional certifications, such as Cisco Certified Network Expert (or “CCIE”) and Cisco Certified Senior Network Security Engineer (or “CCSP”). Prior to joining us, Mr. Zhang worked for telecommunications service providers and system integrators and has extensive experience in managing network and security risks, including risks related to cybersecurity threats.

Xiaojian Hong, head of the Changyou Cybersecurity Group, was one of the principal founders of our MMORPG business, played a key role in building our MMORPG software development division, and was responsible for strategic planning for technology framework design and module development for our MMORPG business. Mr. Hong serves as Changyou’s Chief Technology Officer, and has extensive experience in the security, efficiency, and stability of online games software and operations. Mr. Hong has a bachelor’s degree in engineering from University of Science and Technology Beijing.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sohu and its subsidiaries and the VIEs that Sohu consolidates are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1(15)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2).

2.2(15)	Amended and Restated Deposit Agreement, dated January 14, 2019, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares.

2.3(15)	Shareholders’ Rights Agreement, dated as of January 14, 2019, between the Registrant and The Bank of New York Mellon.

4.1(2)	Loan and Share Pledge Agreement dated November 19, 2001 among Sohu.com Inc., Dr. Charles Zhang, and Li Wei.

4.2(3)	Real Property Purchase Agreement between Sohu Era and Vision Hua Qing.

4.3(4)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited.

4.4(4)	Project Cooperation Agreement, dated November 20, 2009, by and between Beijing Raycom Real Estate Development Co., Ltd. and Beijing Sohu Media.

4.5(5)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, by and between Sohu.com Inc. and Changyou.com Limited.

4.6(6)	Changyou Project Cooperation Agreement dated August 23, 2010.

4.7(6)	Amended and Restated 2010 Stock Incentive Plan.

4.8(6)	Cooperation Agreement, dated September 30, 2010. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant).

4.9(7)	Master Transaction Agreement, dated as of November 29, 2011, between Sohu.com Inc., Sohu.com Limited, Sohu Internet, Sohu Era, and Sohu Media, on the one hand, and Changyou.com Limited, Changyou.com HK, Gamespace, and Guanyou Gamespace, on the other hand.

4.10(7)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, between Changyou.com Limited and Sohu.com Inc.

4.11(7)	Services Agreement, dated as of November 29, 2011, between Changyou Gamespace and Sohu Media.

4.12(8)	English Translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease.

4.13(8)	English Translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease.

4.14(9)	2014 Share Incentive Plan of Changyou.com Limited.

4.15(9)	Loan and Share Pledge Agreement, effective as of April 28, 2014, by and among Sohu.com Limited, Charles Zhang, and Wei Li. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.)

4.16(10)	English Translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century.

4.17(10)	English Translation of Equity Interest Pledge Agreement, dated April 15, 2015 among AmazGame, Gamease and High Century.

4.18(10)	English Translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, between AmazGame, Gamease and High Century.

4.19(10)	English Translation of Power of Attorney, dated April 15, 2015, by High Century in favor of AmazGame.

4.20(10)	English Translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century.

4.21(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Sohu Media, Charles Zhang and Wei Li.

4.22(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Focus HK, Charles Zhang and Wei Li.

4.23(12)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star.

4.24(12)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.25(12)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.26(12)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.27(12)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.28(12)	English translation of Share Purchase Agreement, dated April 16, 2015, between MENG Shuqi, Shanghai Yong Chong Investment Center LP, Gamease and Shenzhen 7 Road Technology Co., Ltd.

4.29(13)	English translation of Employment Agreement effective as of April 1, 2012, between Sohu Era and Joanna Lv.

4.30(13)	English translation of Agreement of Changing One Party to Employment Agreement effective as of April 1, 2013, among Sohu Era, Joanna Lv and Sohu Media.

4.31(14)	Sohu.com Limited 2018 Share Incentive Plan.

4.32(16)	Changyou.com Limited 2019 Share Incentive Plan.

4.33(17)	English Translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Guanyou Gamespace and Gamespace.

4.34(17)	English Translation of Technology Support and Utilization Agreement, dated November 1, 2011, between Guanyou Gamespace and Gamespace.

4.35(17)	English Translation of Services and Maintenance Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.36(17)	English Translation of Technology Support and Utilization Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.37(17)	Employment Agreement effective as of May 1, 2021 between Sohu.com Limited and Joanna Lv.

4.38(17)	English translation of Technology service agreement, dated January 1, 2022 between Donglin and Sohu Media.

4.39(18)	English Translation of Exclusive Technology Consulting and Services Agreement, dated August 2, 2022, between Sohu Era and Sohu Internet.

4.40(19)	Employment Agreement effective as of January 1, 2024 between Changyou.com Limited and Dewen Chen.

4.41(19)	Employment Agreement effective as of January 1, 2024 between Sohu.com Limited and Charles Zhang.

8.1(19)	Principal Subsidiaries and VIEs of the Registrant.

11.1(15)	Code of Ethics and Conduct for Directors, Officers and Employees.

11.2(19)	Policy on Insider Trading

12.1(19)	Rule 13a-14(a)/15d-14(a) Certification of Dr. Charles Zhang.

12.2(19)	Rule 13a-14(a)/15d-14(a) Certification of Joanna Lv.

13.1(19)	Section 1350 Certification of Dr. Charles Zhang.

13.2(19)	Section 1350 Certification of Joanna Lv.

15.1(19)	Consent of Independent Registered Public Accounting Firm.

15.2(19)	Consent of Haiwen & Partners, Chinese mainland Counsel.

97.1(19)	Compensation Clawback Policy

101.INS(19)	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document.

101.SCH(19)	Inline XBRL Taxonomy Extension Schema Document.

101.CAL(19)	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(19)	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(19)	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(19)	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104(19)	Cover Page Interactive Data File (embedded within the Inline XBRL document).

(1)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018.

(2)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 15, 2002.

(3)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 8, 2007.

(4)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2010.

(5)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2010.

(6)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 8, 2010.

(7)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on December 1, 2011.

(8)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2013.

(9)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 2, 2015.

(10)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on August 7, 2015.

(11)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015.

(12)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2016.

(13)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 27, 2017.

(14)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form S-8 POS filed on June 1, 2018.

(15)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 28, 2019.

(16)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on April 21, 2020.

(17)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 31, 2022.

(18)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 30, 2023.

(19)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOHU.COM LIMITED

By	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

By	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: March 18, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Sohu.com Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Sohu.com Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income/(loss), of cash flows and of changes in equity for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Goodwill Impairment Assessment
As described in Notes 2 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was $47.2 million as of December 31, 2023, and the goodwill balance associated with the Sohu reporting unit and Changyou online game reporting unit were $36.9 million and $10.3 million, respectively. Management tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. As of October 1, 2023, for each reporting unit, management determined that a quantitative assessment was appropriate, comparing the estimated fair value of the reporting unit to its corresponding net book value. Management estimated the fair value of each reporting unit using the income approach and the market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, discount rates and profitability. The market approach considers earnings multipliers based on market data of comparable companies engaged in a similar business. The fair value of each reporting unit also includes cash not required for working capital, the fair value of real estate held by each reporting unit for production of rental income and other net non-operating assets. The fair value of the real estate owned by each reporting unit and leased to others was determined by the income approach, with key assumptions including rental income from existing and expected lease contracts and market yields of comparable real estate.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, the discount rates, profitability, selection of comparable companies and earnings multipliers, rental income derived from the real estates and related market yields; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment reporting unit assessments, including controls over the development of the significant assumptions related to the valuation of the each Company reporting unit. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate of each reporting unit; (ii) evaluating the appropriateness of management’s income and market approaches; (iii) testing the completeness, accuracy and relevance of underlying data used in the models; (iv) evaluating the reasonableness of significant assumptions used by management related to the revenue growth rates, the discount rates, profitability, selection of comparable companies and earnings multipliers, rental income derived from the real estates and related market yields; and (v) analyzing the reasonableness of the estimated fair values of both reporting units by reconciling the aggregate fair value of all the reporting units to the Company’s market capitalization. Evaluating whether management’s assumptions related to the revenue growth rates, the discount rates, profitability, selection of comparable companies and earnings multipliers, rental income derived from the real estates and related market yields were reasonable by considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s models and certain significant assumptions, including the discount rates, comparable companies’ earnings multipliers, rental income derived from the real estates and related market yields.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 18, 2024
We have served as the Company’s auditor since 1999.

SOHU.COM LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,
	2022	2023

ASSETS
Current assets:
Cash and cash equivalents	$697,821	$362,504
Restricted cash	3,641	3,184
Short-term investments	473,624	597,770
Accounts receivable, net (including $1,655 and $1,506, respectively, due from related parties as of December 31, 2022 and 2023)	67,541	71,618
Prepaid and other current assets (including $34,123 and $33,665, respectively, due from a related party as of December 31, 2022 and 2023)	83,093	81,971

Total current assets	1,325,720	1,117,047

Fixed assets, net	288,226	269,058
Goodwill	47,415	47,163
Long-term investments, net	26,012	45,198
Intangible assets, net	5,394	2,226
Long-term time deposits	265,802	388,613
Other assets	19,207	12,793

Total assets	$1,977,776	$1,882,098

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $10,909 and $7,916, respectively, as of December 31, 2022 and 2023)	$56,449	$44,609
Accrued liabilities (including accrued liabilities of consolidated VIEs without recourse to the Company of $37,946 and $28,525, respectively, as of December 31, 2022 and 2023)	126,461	103,779
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $40,948 and $43,958, respectively, as of December 31, 2022 and 2023)	48,080	50,829
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $6,229 and $4,534, respectively, as of December 31, 2022 and 2023)	60,754	50,330
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $1,183 and $1,067, respectively, as of December 31, 2022 and 2023)	10,612	11,363
Other short-term liabilities (including other short-term liabilities of consolidated VIEs without recourse to the Company of $15,102 and $13,883, respectively, as of December 31, 2022 and 2023, and due to a related party of $34,123 and $34,123, respectively, as of December 31, 2022 and 2023.)	114,532	81,482

Total current liabilities	416,888	342,392

Long-term other payables	1,795	3,924
Long-term tax liabilities (including long-term tax liabilities of consolidated VIEs without recourse to the Company of $13,242 and $13,021, respectively, as of December 31, 2022 and 2023)	200,229	212,859
Deferred tax liabilities (including deferred tax liabilities of consolidated VIEs without recourse to the Company of $549 and nil, respectively, as of December 31, 2022 and 2023)	247,814	261,515
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of nil and $ 33, respectively, as of December 31, 2022 and 2023)	340	2,130

Total long-term liabilities	450,178	480,428

Total liabilities	$867,066	$822,820

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Sohu.com Limited shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 33,737 shares and 33,049 shares, respectively, issued and outstanding as of December 31, 2022 and 2023)	$34	$34
Additional paid-in capital	866,455	866,551
Treasury Stock: $0.001 par value per share (nil and 696 shares, respectively, as of December 31, 2022 and 2023)	0	(6,560)
Accumulated other comprehensive loss	(32,837)	(46,480)
Accumulated earnings	275,790	245,411

Total Sohu.com Limited shareholders’ equity	1,109,442	1,058,956
Noncontrolling interest	1,268	322

Total shareholders’ equity	1,110,710	1,059,278

Total liabilities and shareholders’ equity	$1,977,776	$1,882,098

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands, except per share data)

	Year Ended December 31,
	2021	2022	2023
Revenues:
Brand advertising (including revenues generated from a related party of $173, $139 and $208, respectively, for 2021, 2022 and 2023)	$134,967	$103,233	$88,689
Online games	638,225	585,424	479,697
Others (including revenues generated from a related party of $4,155, $3,758 and $3,737, respectively, for 2021, 2022 and 2023)	62,384	45,215	32,286

Total revenues	835,576	733,872	600,672

Cost of revenues:
Brand advertising (including costs generated from a related party of nil, nil and $218, respectively, for 2021, 2022 and 2023)	99,522	86,642	71,103
Online games	87,616	91,001	65,029
Others	17,533	13,930	9,625

Total cost of revenues	204,671	191,573	145,757

Gross profit	630,905	542,299	454,915

Operating expenses:
Product development	268,863	260,772	279,842
Sales and marketing	182,690	225,480	213,449

General and administrative (including expenses generated from a related party of $35, nil and nil, respectively, for 2021, 2022 and 2023)	81,880	56,920	48,934

Total operating expenses	533,433	543,172	542,225

Operating profit/(loss)	97,472	(873)	(87,310)

Other income, net	29,416	17,643	35,746

Interest income	15,641	17,311	45,222
Interest expense	(7,500)	0	0
Exchange difference	(3,462)	6,524	692

Income/(loss) before income tax expense	131,567	40,605	(5,650)
Income tax expense	62,296	57,946	60,420
Net income/(loss) from continuing operations	69,271	(17,341)	(66,070)
Net income from discontinued operations, net of tax	864,902	0	35,426

Net income/(loss)	934,173	(17,341)	(30,644)
Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(3)	2	(265)
Less: Net income from discontinued operations attributable to the noncontrolling interest shareholders	6,451	0	0
Net income/(loss) from continuing operations attributable to Sohu.com Limited	69,274	(17,343)	(65,805)
Net income from discontinued operations attributable to Sohu.com Limited	858,451	0	35,426

Net income/(loss) attributable to Sohu.com Limited	$927,725	$(17,343)	$(30,379)

Net income/(loss)	$934,173	$(17,341)	$(30,644)
Foreign currency translation adjustments	23,474	(83,982)	(13,643)

Other comprehensive income/(loss)	23,474	(83,982)	(13,643)

Comprehensive income/(loss)	957,647	(101,323)	(44,287)
Less: Comprehensive income/(loss) attributable to noncontrolling interest shareholders	7,966	2	(265)

Comprehensive income/(loss) attributable to Sohu.com Limited	949,681	(101,325)	(44,022)

Basic net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$1.75	$(0.50)	$(1.93)
Discontinued operations	21.74	0	1.04

Net income/(loss) per share	23.49	(0.50)	(0.89)

Shares used in computing basic net income/(loss) per share attributable to Sohu.com Limited	39,501	34,945	34,109

Diluted net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$1.75	$(0.50)	$(1.93)
Discontinued operations	21.74	0	1.04

Net income/(loss) per share	23.49	(0.50)	(0.89)

Shares used in computing diluted net income/(loss) per share attributable to Sohu.com Limited	39,501	34,945	34,109

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2021	2022	2023

Cash flows from operating activities:
Net income/(loss)	$934,173	$(17,341)	$(30,644)
Net income from discontinued operations, net of tax	864,902	0	35,426
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Amortization of intangible assets and purchased video content in prepaid expense	12,461	11,308	13,624
Depreciation	23,495	19,990	16,621
Share-based compensation expense	8,578	4,939	708
Impairment of long-term investments	215	11,954	283
Impairment of other intangible assets and other assets	1,758	2,040	5,845
Investment (gain)/loss from long-term investments	(6,345)	6,150	(1,135)
Allowance for credit losses	7,970	116	(310)
Change in fair value of financial instruments	(2,470)	(10,340)	(199)
Others	(909)	(288)	(522)
Changes in assets and liabilities:
Accounts receivable	444	4,504	(4,403)
Prepaid and other assets	(2,770)	(116)	951
Accounts payable	(904)	(17,552)	(5,489)
Receipts in advance and deferred revenue	3,776	(4,611)	3,439
Tax payables	(4,968)	19,490	6,582
Deferred tax liabilities	26,239	21,862	24,286
Accrued liabilities and other short-term liabilities	(22,231)	(19,863)	(19,778)

Net cash provided by/(used in) continuing operating activities	113,610	32,242	(25,567)

Net cash used in discontinued operating activities	(175,888)	0	0

Net cash provided by/(used in) operating activities	(62,278)	32,242	(25,567)
Cash flows from investing activities:
Purchase of fixed assets	(6,718)	(8,506)	(3,225)
Purchase of intangible and other assets	(35,489)	(15,335)	(15,187)
Purchase of long-term investments	(15,891)	0	(22,076)
Proceeds from time deposits	0	0	168,225
Purchase of time deposits	(188,215)	(90,666)	(295,488)
Proceeds from short-term investments	740,730	1,935,518	1,375,757
Purchase of short-term investments	(1,034,337)	(2,060,101)	(1,503,242)
Other cash proceeds related to investing activities	2,501	6,301	3,571

Net cash used in continuing investing activities	(537,419)	(232,789)	(291,665)

Net cash provided by discontinued investing activities	1,054,148	0	0

Net cash provided by/(used in) investing activities	516,729	(232,789)	(291,665)
Cash flows from financing activities:
Proceeds from short-term bank loans	153,000	0	0
Repurchase of Sohu Ordinary Shares, represented by ADSs	(17,418)	(82,136)	(6,560)
Repayments of loans from banks	(560,550)	0	0

Net cash used in continuing financing activities	(424,968)	(82,136)	(6,560)

Net cash used in discontinued financing activities	(9,132)	0	0

Net cash used in financing activities	(434,100)	(82,136)	(6,560)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	20,997	(16,773)	(11,982)

Net increase/(decrease) in cash, cash equivalents and restricted cash	41,348	(299,456)	(335,774)
Cash, cash equivalents and restricted cash at beginning of year	959,570	1,000,918	701,462

Cash, cash equivalents and restricted cash at end of year	$1,000,918	$701,462	$365,688

Cash, cash equivalents and restricted cash of continuing operations, end of year	1,000,918	701,462	365,688

Supplemental cash flow disclosures from continuing operations:
Cash paid for income taxes	(46,145)	(39,636)	(28,053)
Cash paid for interest expense	(7,633)	0	0
Barter transactions	5,086	3,236	3,601
Supplemental schedule of non-cash investing activity from continuing operations:
Changes in payables and other liabilities related to fixed assets and intangible assets additions	(19,391)	(8,196)	(7,425)
The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2021
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Earnings/ (Deficit)	Noncontrolling Interest
Beginning balance as of January 1, 2021	$1,031,981	39	952,733	0	29,189	(634,592)	684,612
Share-based compensation expense	4,427	0	805	0	0	0	3,622
Settlement/adjustment of share-based awards in subsidiary	0	0	7,579	0	0	0	(7,579)
Net income attributable to Sohu.com Limited and noncontrolling interest shareholders	934,173	0	0	0	0	927,725	6,448
Repurchase of Sohu Ordinary Shares, represented by ADSs	(18,776)	0	0	(18,776)	0	0	0
Disposal of noncontrolling interests in Tencent/Sohu Sogou Share Purchase	(687,303)	0	0	0	0	0	(687,303)
Write-down of transaction costs related to business acquisitions	4,211	0	4,211	0	0	0	0
Other comprehensive income	23,474	0	0	0	21,956	0	1,518

Ending balance as of December 31, 2021	$1,292,187	39	965,328	(18,776)	51,145	293,133	1,318

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2022
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Accumulated Earnings/ (Deficit)	Noncontrolling Interest
Beginning balance as of January 1, 2022	$1,292,187	39	965,328	(18,776)	51,145	293,133	1,318
Share-based compensation expense	676	0	676	0	0	0	0
Net loss attributable to Sohu.com Limited and noncontrolling interest shareholders	(17,341)	0	0	0	0	(17,343)	2
Repurchase of Sohu Ordinary Shares, represented by ADSs	(80,778)	(5)	(99,549)	18,776	0	0	0
Disposal of a partially-held subsidiary	(52)	0	0	0	0	0	(52)
Other comprehensive loss	(83,982)	0	0	0	(83,982)	0	0

Ending balance as of December 31, 2022	$1,110,710	34	866,455	0	(32,837)	275,790	1,268

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2023
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Earnings/ (Deficit)	Noncontrolling Interest
Beginning balance as of January 1, 2023	$1,110,710	34	866,455	0	(32,837)	275,790	1,268
Share-based compensation expense	96	0	96	0	0	0	0
Net loss attributable to Sohu.com Limited and noncontrolling interest shareholders	(30,644)	0	0	0	0	(30,379)	(265)
Repurchase of Sohu Ordinary Shares, represented by ADSs	(6,560)	0	0	(6,560)	0	0	0
Disposal of a partially-held subsidiary	(681)	0	0	0	0	0	(681)
Other comprehensive loss	(13,643)	0	0	0	(13,643)	0	0

Ending balance as of December 31, 2023	$1,059,278	34	866,551	(6,560)	(46,480)	245,411	322

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	THE COMPANY AND NATURE OF OPERATIONS
Nature of Operations and Organization
Sohu.com Limited was incorporated in the Cayman Islands on May 30, 2003 as a direct wholly-owned subsidiary of Sohu.com Inc., which was incorporated in Delaware in August 1996 and was the ultimate parent company of the Sohu Group (as defined below) until its dissolution on May 31, 2018. On July 17, 2000, Sohu.com Inc. completed an initial public offering (“IPO”) of shares of its common stock on Nasdaq trading under the symbol “SOHU.” On May 31, 2018, pursuant to a proposal for the dissolution of Sohu.com Inc. and adoption of a plan of complete liquidation and dissolution of Sohu.com Inc. that was approved by the stockholders of Sohu.com Inc. at a special meeting of stockholders held on May 29, 2018, Sohu.com Inc. was dissolved, all outstanding shares of the common stock of Sohu.com Inc. were delisted and cancelled, and American Depositary Shares (“ADSs”) representing all outstanding ordinary shares of Sohu.com Limited (the “Ordinary Shares”) were distributed on a share-for-share
basis to the stockholders of Sohu.com Inc. On June 1, 2018 Sohu.com Limited’s ADSs began trading on the Nasdaq Global Select Market under the same “SOHU” symbol in place of the common stock of Sohu.com Inc. As a result, Sohu.com Limited replaced Sohu.com Inc. as the top-tier,
publicly-traded holding company of the Sohu Group (as defined below). Sohu.com Limited (or its predecessor Sohu.com Inc., as applicable), together with its subsidiaries and consolidated VIEs, are collectively referred to herein as the “Sohu Group,” the “Group” or the “Company.” As described elsewhere in this report, the Company does not own its consolidated VIEs, and the results of such VIEs’ operations only accrue to the Company through contractual arrangements between certain of the VIEs and/or such VIEs’ nominee shareholders, on the one hand, and certain of the Company’s subsidiaries, on the other hand. Accordingly, in appropriate contexts activities of the VIEs that the Company consolidates will be described separately from those of the Company’s direct and indirect owned subsidiaries and the use of the terms “Sohu Group,” “Group,” and “Company” may not include in those contexts the VIEs that the Company consolidates.
The Sohu Group consists of Sohu, which when referred to in this report, unless the context requires otherwise, consists of the businesses of Sohu.com Limited and its corresponding subsidiaries and the VIEs that it consolidates, excluding the businesses and the corresponding subsidiaries of Changyou and the VIEs that Changyou consolidates, and Changyou. As used in this report, “Changyou” refers to Changyou.com Limited, a Cayman Islands exempted company, and, unless the context requires otherwise, includes its subsidiaries and the VIEs that it consolidates, but excludes Fox Information Technology (Tianjin) Limited (“Video Tianjin”) and its subsidiaries. Changyou is a wholly-owned subsidiary of the Company.
Changyou completed its IPO on Nasdaq in April 2009, trading under the symbol “CYOU.” On April 17, 2020, Sohu acquired all outstanding shares of Changyou that it did not already beneficially own pursuant to the merger (the “Changyou Merger”) of an indirect newly-formed wholly-owned subsidiary with and into Changyou, with Changyou being the company surviving the Changyou Merger and continuing as a privately-held company that is wholly-owned by Sohu.com Limited. As a result of the completion of the Changyou Merger, Sohu.com Limited beneficially holds and controls
100% of the combined total of Changyou’s outstanding ordinary shares and 100% of the total voting power in Changyou and consolidates Changyou in its consolidated financial statements with no noncontrolling interests being recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries.
Prior to the completion of the Tencent/Sohu Sogou Share Purchase (as defined below) on September 23, 2021, Sogou Inc. (“Sogou”) was an indirect controlled subsidiary of the Company. Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017, trading under the symbol “SOGO.” On September 23, 2021, Sohu completed the transactions contemplated by a Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, by and among the Company, the Company’s wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and TitanSupernova Limited (“Tencent Merger Sub”), an wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”) (as so amended, the “Tencent/Sohu Sogou Share Purchase Agreement”), in which Sohu Search sold all of the Class A ordinary shares of Sogou and Class B ordinary shares of Sogou owned by Sohu Search to Tencent Merger Sub at a purchase price of $9.00 per share (the “Tencent/Sohu Sogou Share Purchase”). The Sohu Group received gross consideration of approximately $1.18 billion in cash from the Tencent/Sohu Sogou Share Purchase. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, Sohu no longer has any beneficial ownership interest in Sogou.

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
The principal subsidiaries and VIEs through which the Group conducted its business operations as of December 31, 2023 are described below:

Name of Entity	Date of Incorporation	Place of Incorporation	Effective Interest held through equity ownership/contractual arrangements.

Subsidiaries:
Sohu.com (Hong Kong) Limited	Incorporated on April 19, 2000	Hong Kong	100%
Beijing Sohu New Era Information Technology Co., Ltd. (“Sohu Era”)	Incorporated on July 25, 2003	People’s Republic of China	100%
Sohu.com (Search) Limited	Incorporated on October 28, 2005	Cayman Islands	100%
Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”)	Incorporated on June 19, 2006	People’s Republic of China	100%
Changyou.com Limited	Incorporated on August 6, 2007	Cayman Islands	100%
Changyou.com (HK) Limited	Incorporated on August 13, 2007	Hong Kong	100%
Beijing AmazGame Age Internet Technology Group Co., Ltd. (“AmazGame”)	Incorporated on September 26, 2007	People’s Republic of China	100%
Sohu.com (Game) Limited	Incorporated on February 11, 2008	Cayman Islands	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Incorporated on October 29, 2009	People’s Republic of China	100%
Changyou.com Korea LLC	Incorporated on January 7, 2010	Korea	100%
Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”)	Incorporated on May 31, 2010	People’s Republic of China	100%
Fox Information Technology (Tianjin) Limited	Incorporated on November 17, 2011	People’s Republic of China	100%
Sohu Focus Limited	Incorporated on July 11, 2013	Cayman Islands	100%
Sohu Focus (HK) Limited (“Focus HK”)	Incorporated on July 26, 2013	Hong Kong	100%
Beijing Changyou Chuangxiang Software Technology Co., Ltd. (“Changyou Chuangxiang”)	Incorporated on November 8, 2016	People’s Republic of China	100%

VIEs:
Beijing Century High-Tech Investment Co., Ltd. (“High Century”)	Incorporated on December 28, 2001	People’s Republic of China	100%
Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”)	Incorporated on February 7, 2002	People’s Republic of China	100%
Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”)	Incorporated on July 31, 2003	People’s Republic of China	100%
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Incorporated on August 23, 2007	People’s Republic of China	100%
Beijing Sohu Donglin Advertising Co., Ltd. (“Donglin”)	Incorporated on May 17, 2010	People’s Republic of China	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Consolidated beginning on May 28, 2010	People’s Republic of China	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Incorporated on August 5, 2010	People’s Republic of China	100%
Tianjin Jinhu Culture Development Co., Ltd (“Tianjin Jinhu”)	Incorporated on November 24, 2011	People’s Republic of China	100%
Beijing Focus Interactive Information Service Co., Ltd. (“Focus Interactive”)	Incorporated on July 15, 2014	People’s Republic of China	100%
Guangzhou Qianjun Network Technology Co., Ltd. (“Guangzhou Qianjun”)	Consolidated beginning on November 25, 2014	People’s Republic of China	100%

Sohu’s Business
Brand Advertising Business
Sohu’s main business is the brand advertising business, which offers to users over Sohu’s online media various content, products and services across multiple Internet-enabled devices such as mobile phones, tablets and PCs. The majority of Sohu’s products and services are provided in the Chinese mainland through Sohu Media Portal and Sohu Video.

•
Sohu Media Portal.
Sohu Media Portal is a leading online news, information and content services provider. It provides users with access to comprehensive content through the mobile phone application Sohu News App, the mobile portal m.sohu.com, and www.sohu.com for PCs. Starting in 2023, the online real estate information and services provider Focus (www.focus.cn) was integrated into Sohu Media Portal.

•	Sohu Video. Sohu Video is an online video content and services provider through the mobile phone application Sohu Video App, tv.sohu.com and the video application ifox for PCs.
Revenues generated by the brand advertising business are classified as brand advertising revenues in the Sohu Group’s consolidated statements of comprehensive income.
Other Sohu Business
Sohu’s other business consists primarily of paid subscription services, revenue sharing from other platforms, and interactive broadcasting services. Revenues generated by Sohu from the other business are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.
Changyou’s Business
Changyou’s business consists of the online game business and the platform channel business. The platform channel business consists primarily of online advertising and mobile game distribution services.
Online Game Business
Changyou’s online game business offers PC games and mobile games to game players.

•
PC games.
PC games are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used.

•	Mobile games. Mobile games are played on mobile devices and require an Internet connection.
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
Changyou’s dominant games are the PC game Tian Long Ba Bu (“TLBB PC”) and the mobile game Legacy TLBB Mobile. For the year ended December 31, 2023, revenues from TLBB PC were

$
321.4
million, accounting for approximately
67
% of Changyou’s online game revenues, approximately
66
% of Changyou’s total revenues, and approximately
53
% of the Sohu Group’s total revenues.

For the year ended December 31, 2023, revenues from Legacy TLBB Mobile were $55.4 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 11% of Changyou’s total revenues, and approximately 9% of the Sohu Group’s total revenues.
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
Noncontrolling Interest Recognition
Noncontrolling interests are recognized to reflect the portion of the equity of subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholders. Prior to the completion of the Tencent/Sohu Sogou Share Purchase, the noncontrolling interests in the Sohu Group’s consolidated financial statements consisted of noncontrolling interests for Sogou and noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, no noncontrolling interests are recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
Noncontrolling Interest for Changyou
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
Discontinued operations
Discontinued operations are reported when a component, or a group of components, of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) has a major impact on an entity’s financial results and operations. In the statement of financial position, the assets and liabilities of the discontinued operation are presented separately in the asset and liability sections, respectively, of the statement of financial position and prior periods are presented on a comparative basis. In the consolidated statements of comprehensive income, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-Group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

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
Starting in 2023, Focus, which used to conduct the Group’s online real estate services, was integrated into Sohu Media Portal. To provide a consistent basis of comparison, retrospective adjustments have been made to brand advertising revenues from Sohu Media Portal for the years ended December 31, 2021 and 2022, respectively, to include brand advertising revenues from Focus, which were presented separately for those years.
The following table presents the Group’s revenues disaggregated by products and services:

	Year Ended December 31, 2021 (in thousands)
	Sohu	Changyou	Total

Brand advertising:
Sohu Media Portal	$97,421	0	97,421
Sohu Video	26,803	0	26,803
17173.com Website	0	10,743	10,743
Online games:
PC games	0	469,332	469,332
Mobile games	0	168,893	168,893
Others	62,382	2	62,384

Total	$186,606	648,970	835,576

	Year Ended December 31, 2022 (in thousands)
	Sohu	Changyou	Total

Brand advertising:
Sohu Media Portal	$76,751	0	76,751
Sohu Video	19,620	0	19,620
17173.com Website	0	6,862	6,862
Online games:
PC games	0	425,744	425,744
Mobile games	0	159,680	159,680
Others	45,215	0	45,215

Total	$141,586	592,286	733,872

	Year Ended December 31, 2023 (in thousands)
	Sohu	Changyou	Total

Brand advertising:
Sohu Media Portal	$66,103	0	66,103
Sohu Video	17,572	0	17,572
17173.com Website	0	5,014	5,014
Online games:
PC games	0	368,721	368,721
Mobile games	0	110,976	110,976
Others	32,286	0	32,286

Total	$115,961	484,711	600,672

Brand Advertising Revenues
Brand advertising revenues are generated from brand advertising services. Through mobile devices and PCs, the Group provides advertisement placements to advertisers on different Internet platforms and in different formats. Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates the annual revenue volume from each customer with reference to its historical performance. The Group recognizes revenue for the amount of fees it receives from its customers, after deducting sales rebates and net of value-added tax (“VAT”).
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
Under the CPC model, there is no fixed price for advertising services stated in the contract with the advertiser. The unit price for each click is auction-based, and the Group charges advertisers on a per-click
basis when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with the Group’s pricing practices for similar advertisers, the Group recognizes revenue based on qualifying clicks and the unit price upon the occurrence of the clicks, provided all revenue recognition criteria have been met.
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
pre-agreed
revenue-sharing amounts.
Changyou’s self-operated mobile games are either developed in house or licensed from or jointly developed with third-party developers. For licensed and jointly-developed mobile games, Changyou remits a pre-agreed
percentage of the proceeds to the third-party developers, and keeps the balance, pursuant to revenue-sharing agreements. Such revenue-sharing amounts paid to mobile App stores and third-party developers are recorded in Changyou’s cost of revenues.
Licensed Out Mobile Games
Changyou also authorizes third parties to operate its mobile games. Licensed out games include mobile games developed in house, such as Changyou’s mobile games Legacy TLBB Mobile and New TLBB Mobile, and mobile games jointly developed with third-party developers. Changyou receives monthly revenue-based royalty payments from the third-party licensee operators. Changyou receives additional up-front
license fees from certain third-party licensee operators who are entitled to an exclusive right to operate Changyou’s games in specified geographic areas. Since Changyou is obligated to provide post-sale services (“PCS”), the initial license fees are allocated between the license and PCS based on relative standalone selling prices. The amount allocated to the license is recognized as revenue upon the commencement of the license period, given that Changyou’s intellectual property rights subject to the license are considered to be functional and the licensee has the right to use such intellectual property rights as they exist at the point when the license is granted, and the amount allocated to PCS is recognized as revenue ratably over the license period. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. Changyou views the third-party licensee operators as Changyou’s customers and recognizes revenues on a net basis, as Changyou does not have the primary responsibility for fulfillment and acceptability of the game services.
Other Revenues
Other revenues consist primarily of revenues from paid subscription services, revenue sharing from other platforms, and interactive broadcasting services.
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for credit losses is estimated based upon the Group’s assessment of various factors, including past collection experience and consideration of current and future economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2023 were not material. The allowance for credit losses was $12.1 million and $13.9 million, respectively, as of December 31, 2023 and 2022.

Contract liabilities are presented as receipts in advance and deferred revenue on the consolidated balance sheets of the Group. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the brand advertising business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $43.5 million for the year ended December 31, 2023.
There was no significant change in the contract assets and contract liability balances during 2023.
Revenue recognized in 2023 from performance obligations related to prior years was not material.
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
Cost of Online Game Revenues
Cost of online game revenues mainly consists of revenue-sharing payments, salary and benefits expenses, bandwidth service costs, and content and license costs.
Cost of Other Revenues
Cost of other revenues mainly consists of content and license costs related to paid subscription services, revenue-sharing payments related to interactive broadcasting services, and revenue-sharing payments related to payment channels.
Product Development Expenses
Product development expenses mainly consist of salary and benefits expenses, content and license costs, depreciation and amortization expenses, bandwidth service expenses, and professional fees. These expenses are incurred for the enhancement and maintenance of the Sohu Group’s Internet platforms as well as for its products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.
Sales and Marketing Expenses
Sales and marketing expenses mainly consist of advertising and promotional expenses, salary and benefits expenses, travel and entertainment expenses, professional fees, and facilities expenses. Advertising and promotional expenses generally represent the expenses of promotions to create or stimulate a positive image of the Sohu Group or a desire to subscribe for the Group’s products and services. Advertising and promotional expenses are expensed as incurred.

General and Administrative Expenses
General and administrative expenses mainly consist of salary and benefits expenses, professional fees, facilities expenses, travel and entertainment expenses, and office expenses.
Share-based Compensation Expense
Sohu (excluding Fox Video Limited (“Fox Video,” which was referred to in the Company’s previous annual reports on Form
20-F
as “Sohu Video”) and Changyou have incentive plans, and Fox Video before January 4, 2022 had an incentive plan, for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management, and other key employees.
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
After the completion of the Changyou Merger, the board of directors of the Company (the “Sohu Board”) approved a modification plan for the granted but unvested share options under the Changyou 2014 Share Incentive Plan and the Changyou 2019 Share Incentive Plan (the “Changyou Plans’ Modification”). After the Changyou Plans’ Modification, liability is accrued over the service period based on a fixed price of $5.39 per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $5.40 per Changyou Class A ordinary share minus the per-share
exercise price of $0.01 of such options. No subsequent fair value re-measurement
will be made given the awards are obligations based on a fixed amount of $5.39 per Changyou Class A ordinary share.
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
After the Changyou Plans’ Modification, share-based compensation expense is accrued over the service period based on the fixed price of
$5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.
As of December 31, 2023, 8,020,504 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled.
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
Fox Video Share-based Awards
On January 4, 2012, Fox Video, a Cayman Islands company that was wholly owned by Sohu.com Limited and before June 16, 2022 was the Offshore holding entity of the Sohu Group’s online video business, adopted a 2011 Share Incentive Plan (the “Fox Video Share Incentive Plan,” which was referred to in the Company’s previous annual reports on Form
20-F
as the “Sohu Video Share Incentive Plan”). See Note 18 - Sohu.com Limited Shareholders’ Equity.

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
Chinese Mainland Withholding Tax on Dividends
Dividends distributed by foreign-invested enterprises in the Chinese mainland to their immediate holding companies outside the Chinese mainland are subject to a 10% withholding tax. A lower withholding tax rate may be applied if there is a tax treaty between the Chinese mainland and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the Chinese mainland and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income,” if such holding company is considered a non-Chinese
mainland resident enterprise and holds at least 25% of the equity interests in the Chinese mainland foreign-invested enterprise distributing the dividends, subject to approval of the local tax authority in the Chinese mainland. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividend will remain subject to a withholding tax rate of 10%.
Chinese Mainland Value Added Tax
All of the Sohu Group’s revenues have been subject to VAT since May 1, 2016. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%
 or 13%)
and the available input VAT amount (at the rate applicable to the supplier).
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
For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not that
, based on the technical merits, the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. Internal Revenue Service (the “IRS”). As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2023. In addition, the Sohu Group accrued $5 million, $8 million and $13 million, respectively, in interest on the unrecognized tax benefit for the years of 2021, 2022 and 2023.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2023, such as any IRS assessments upon audit and management’s further judgment and estimates.
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

After the Changyou Plans’ Modification, all of Changyou’s share-based awards became obligation-based awards. Accordingly, all of those Changyou awards are excluded from the calculation of Sohu’s diluted net income/(loss) per share. Changyou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share. There have been no dilutive effects resulting from Changyou’s existing unvested share options.
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
Cash Equivalents
The Sohu Group’s cash equivalents mainly consist of time deposits with original maturities of three months or less and notice deposits.
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
Allowance for credit losses
Under ASU
2016-13,
Financial Instruments - Credit Losses (Topic 326), the Sohu Group adopted the expected loss approach using macroeconomic forecasts, referred to as a current expected credit losses (“CECL”) methodology. The allowance for credit losses reflects the Sohu Group’s estimated expected losses. The Sohu Group estimates the allowance for credit losses, mainly based on past collection experience as well as consideration of current and future economic conditions and changes in the Sohu Group’s collection trends. The Sohu Group estimates the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Sohu Group first estimates its recovery period based on relevant historical accounts receivable collection information. Then the Sohu Group estimates the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors.
Accounts receivable are written off when there is no reasonable expectation of recovery. Subsequent recoveries of amounts previously written off are credited against the same line item.
Accounts receivable, net, as of December 31, 2022 and 2023 consisted of the following (in thousands):

	As of December 31,
	2022	2023

Accounts receivable, net
Accounts receivable	$81,453	$83,762
Less: Allowance for credit losses	(13,912)	(12,144)

	$67,541	$71,618
The following table presents the aging analysis of accounts receivable as of December 31, 2022 and 2023 (in thousands):

	As of December 31,
	2022	2023

Less than 179 days	$63,744	$65,304
180-359 days	4,526	6,684
360 days and greater	13,183	11,774

Total	$81,453	$83,762

The movement of allowance for credit losses for the years ended December 31, 2021, 2022 and 2023 was as follows (in thousands):

	For the year ended December 31,
	2021	2022	2023

Balance at the beginning of year	$7,007	$12,358	$13,912

Additional allowance for credit losses, net of recoveries	6,292	3,279	(551)

Write-offs	(1,155)	(585)	(976)
Exchange difference	214	(1,140)	(241)

Balance at the end of year	$12,358	$13,912	$12,144
Long-term
investments
Long-term investments include debt investments and equity investments.
Debt investments
Debt investments include investments in preferred shares and convertible bonds issued by privately-held companies. The Group elected the fair value option to account for these investments at their initial recognition. The fair value option permits the irrevocable election on an instrument-by-instrument
basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income/(loss).
Equity Investments
Equity investments include investments in common stock or
in-substance
common stock of entities. For those equity investments over which the Group can exercise significant influence but does not own a majority equity interest or control, the equity method is applied, and the Group adjusts the carrying amount of an investment and recognizes investment income or loss for the Group’s share of the earnings or loss of the investee after the date of investment. For those equity investments accounted for other than under the equity method, the fair value method is applied. However, for equity investments that do not have readily determinable fair values, the Group chooses to account for them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.
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
Fixed Assets
Fixed assets mainly comprise office buildings, computer equipment and hardware, leasehold and building improvements, office furniture, and vehicles. Fixed assets are recorded at cost less accumulated depreciation with no residual value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Fixed Assets	Estimated Useful Lives (years)
Office buildings	36-47
Computer equipment and hardware	4-5
Leasehold and building improvements	Lesser of term of the lease or the estimated useful lives of the assets
Office furniture	5
Vehicles	4
Expenditure for maintenance and repairs is expensed as incurred.
The gain or loss on the disposal of fixed assets is the difference between the net sale proceeds and the carrying value of the relevant assets and is recognized in operating expenses in the consolidated statements of comprehensive income.
Intangible Assets
Intangible assets mainly comprise operating rights for licensed games, purchased video content, domain names and trademarks, computer software, and developed technologies. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets other than purchased video content is computed using the straight-line method over their estimated useful lives. Amortization of purchased video content is computed based on the trend in viewership accumulation over the shorter of the applicable license period or two years.
The estimated useful lives of the Group’s intangible assets are listed below:

Intangible Assets	Estimated Useful Lives (years)
Operating rights for licensed games	over the contract terms
Purchased video content	1 month to 2 years
Domain names and trademarks	4-30
Computer software	1-3
Developed technologies	3-10
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
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports in its financial statements provisional amounts for the items for which the accounting is incomplete. If a measurement period adjustment is identified, the Group recognizes the adjustment as part of the acquisition accounting. The Sohu Group increases or decreases the provisional amounts of identifiable assets or liabilities by means of increases or decreases in goodwill for measurement period adjustments. The measurement period will not exceed one year from the acquisition date.
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

Functional Currency and Foreign Currency Translation
An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and intra-Group transactions and arrangements. The functional currency of Sohu.com Limited and its predecessor Sohu.com Inc. and the Sohu Group’s subsidiaries in the U.S., the Cayman Islands, the British Virgin Islands, and Hong Kong is the U.S. dollar. The functional currency of the subsidiaries and the VIEs that the Sohu Group consolidates in the Chinese mainland is the RMB. The functional currencies of the Sohu Group’s subsidiaries in other countries and regions are the currencies of those counties and regions.
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
Impact of Recently Issued Accounting Pronouncements
The accounting standards that the Sohu Group adopted beginning January 1, 2023 did not have a significant impact on the Sohu Group’s consolidated financial statements.
Impact of Recently Issued Accounting Pronouncements Not Yet Effective
Segment Reporting (Topic 280).
In November 2023, the FASB issued ASU No. 2023-07,
Segment Reporting (Topic 280)-
Improvements to Reportable Segment Disclosures
. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Sohu Group does not expect to adopt ASU No. 2023-07 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.
Income Taxes (Topic 740)
.

In December 2023, the FASB issued ASU No. 2023-09,
Income Taxes (Topic 740)
-
Improvements to Income Tax Disclosures
. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Sohu Group does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.	DISCONTINUED OPERATIONS
Discontinued Operation of Sogou
Between Sohu’s entry into the Tencent/Sohu Sogou Share Purchase Agreement on September 29, 2020 and the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, Sogou met the criteria for discontinued operations. Accordingly, the results of operations for Sogou’s business prior to the completion of the Tencent/Sohu Sogou Share Purchase are excluded from Sohu’s results from continuing operations in the Sohu Group’s consolidated statements of comprehensive income and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Additionally, as of December 31, 2020, the related assets and liabilities associated with the discontinued operations with respect to Sogou were classified as assets held for sale and liabilities held for sale associated with discontinued operations in the Sohu Group’s consolidated balance sheets to provide comparable financial information. Long-lived assets have not been depreciated or amortized after they were classified as held for sale. As a result, for the period ended September 23, 2021, depreciation and amortization expenses of $46.7 million were not recognized for long-lived assets accordingly. On September 23, 2021, the Tencent/Sohu Sogou Share Purchase was completed, and Sohu recognized
 a
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

The following tables set forth the results of operations and cash flows of discontinued operations with respect to Sogou, that were included in the Sohu Group’s consolidated financial statements (in thousands):

Year Ended December 31,
2021 (1)
Revenues	$407,607
Cost of revenues	274,408

Gross profit	133,199

Operating expenses:
Research and development (2)	141,506
Sales and marketing (2)	53,481
General and administrative (2)	11,854
Total operating expenses	206,841

Operating loss	(73,642)

Interest income	2,377
Interest expense	(761)
Foreign currency exchange loss	(848)
Other income, net	81,655

Income from discontinued operations before income tax expense	8,781
Income tax benefit	(1,112)

Results of operations from discontinued operations, net of tax	9,893
Gain on disposal of discontinued operations	855,009

Net income from discontinued operations, net of tax	864,902

Year Ended December 31,
2021 (1)(3)
Statutory Rate:	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs	127%
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	(90%)
Changes in valuation allowance for deferred tax assets	349%
Research and development super-deduction and other permanent book-tax differences	(249%)
Capital gains from equity investments	(175%)

(13%)

Year Ended December 31,
2021 (1)
Net cash used in discontinued operating activities	$(175,888)
Net cash provided by discontinued investing activities	1,054,148
Net cash used in discontinued financing activities	(9,132)
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
Discontinued Operation of Shanghai Jingmao
In May 2010, Changyou acquired 50% of the equity interests in Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”) and an affiliate of Shanghai Jingmao, which were primarily engaged in the cinema advertising business. In January 2011, Changyou acquired the remaining 50% of the equity interests in Shanghai Jingmao and its affiliate.

Changyou ceased operating the cinema advertising business and wound down the business in August 2019 as a result of a Chinese court in Shanghai having granted a petition by Shanghai Jingmao for bankruptcy relief on August 12, 2019. Accordingly, the results of operations for Changyou’s cinema advertising business have been excluded from Changyou’s results from continuing operations in the consolidated statements of comprehensive income and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Changyou recognized nil disposal gain/loss from 2019 to 2022 given uncertainty over the distribution of insolvent assets as the legal proceedings involving the bankruptcy were still in progress. On August 10, 2023, the bankruptcy proceeding was concluded by the court and, as a result, Changyou recognized an aggregate of
$35.4 million in disposal
gain
, reflected as discontinued operations in the Sohu Group’s consolidated statements of comprehensive income. See Note 8 - Balance Sheet Components.

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
The following tables present summary information by segment (in thousands):

	Year Ended December 31, 2021

	Sohu	Changyou	Eliminations	Consolidated
Revenues	$186,606	$648,970	$0	$835,576
Segment cost of revenues (1)	(113,881)	(90,517)	4	(204,394)

Segment gross profit	72,725	558,453	4	631,182
SBC in cost of revenues (2)	(1)	(276)	0	(277)

Gross profit	72,724	558,177	4	630,905

Operating expenses:
Product development (1)	(113,186)	(151,773)	0	(264,959)
Sales and marketing (1)	(126,126)	(56,396)	0	(182,522)
General and administrative (1)	(36,949)	(40,702)	0	(77,651)
SBC in operating expenses (2)	(804)	(7,497)	0	(8,301)

Total operating expenses	(277,065)	(256,368)	0	(533,433)

Operating profit/(loss)	(204,341)	301,809	4	97,472

Other income, net				29,416
Interest income				15,641
Interest expense				(7,500)
Exchange difference				(3,462)

Income before income tax expense				131,567
Income tax expense				(62,296)

Net income from continuing operations				69,271
Net income from discontinued operations				864,902

Net income				$934,173

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $23.4 million and $12.6 million, respectively, for the year ended December 31, 2021.
Note (2): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2022

	Sohu	Changyou	Eliminations	Consolidated
Revenues	$141,586	$592,286	$0	$733,872
Segment cost of revenues (1)	(98,373)	(93,009)	0	(191,382)

Segment gross profit	43,213	499,277	0	542,490
SBC in cost of revenues (2)	(47)	(144)	0	(191)

Gross profit	43,166	499,133	0	542,299

Operating expenses:
Product development (1)	(120,431)	(138,315)	0	(258,746)
Sales and marketing (1)	(167,837)	(57,515)	0	(225,352)
General and administrative (1)	(32,494)	(21,832)	0	(54,326)
SBC in operating expenses (2)	(630)	(4,118)	0	(4,748)

Total operating expenses	(321,392)	(221,780)	0	(543,172)

Operating profit/(loss)	(278,226)	277,353	0	(873)

Other income, net				17,643
Interest income				17,311
Exchange difference				6,524

Income before income tax expense				40,605
Income tax expense				(57,946)

Net loss				$(17,341)

Note (1): Total depreciation and amortization expenses of Sohu
and
Changyou were $19.8 million and $11.5 million, respectively, for the year ended December 31, 2022.
Note (2): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2023
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$116,228	$484,709	$(265)	$600,672
Segment cost of revenues (1)	(78,858)	(66,882)	0	(145,740)

Segment gross profit	37,370	417,827	(265)	454,932
SBC in cost of revenues (2)	(7)	(10)	0	(17)

Gross profit	37,363	417,817	(265)	454,915

Operating expenses:
Product development (1)	(127,038)	(152,911)	263	(279,686)
Sales and marketing (1)	(174,526)	(38,899)	2	(213,423)
General and administrative (1)	(25,045)	(23,380)	0	(48,425)
SBC in operating expenses (2)	(89)	(602)	0	(691)

Total operating expenses	(326,698)	(215,792)	265	(542,225)

Operating profit/(loss)	(289,335)	202,025	0	(87,310)

Other income, net				35,746
Interest income				45,222
Exchange difference				692

Income before income tax expense				(5,650)
Income tax expense				(60,420)

Net loss from continuing operations				(66,070)

Net income from discontinued operations				35,426

Net loss				$(30,644)

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $18.8 million and $11.4 million, respectively, for the year ended December 31, 2023.
Note (2): “SBC” stands for share-based compensation expense.

	As of December 31, 2022

	Sohu	Changyou	Eliminations	Consolidated

Cash and cash equivalents	$466,976	$230,845	$0	$697,821
Accounts receivable, net	38,969	28,572	0	67,541
Fixed assets, net (1)	148,447	139,779	0	288,226
Total assets (2)	$1,891,414	$2,572,768	$(2,486,406)	$1,977,776
Note (1): Total additions to fixed assets of Sohu and Changyou were $4.6 million and $1.0 million, respectively, for the year ended December 31, 2022.
Note (2): The elimination for segment assets mainly consists of elimination of long-term investments in subsidiaries and consolidated VIEs, and elimination of intra-Group loans between Sohu and Changyou.

	As of December 31, 2023

	Sohu	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$189,998	$172,506	$0	$362,504
Accounts receivable, net	32,673	38,945	0	71,618
Fixed assets, net (1)	137,820	131,238	0	269,058
Total assets (2)	$3,100,491	$2,950,224	$(4,168,617)	$1,882,098
Note (1): Total additions to fixed assets of Sohu and Changyou were $1.1 million and $1.2 million, respectively, for the year ended December 31, 2023.
Note (2): The elimination for segment assets mainly consists of elimination of long-term investments in subsidiaries and consolidated VIEs, and elimination of intra-Group loans between Sohu and Changyou.

5.	SHARE-BASED COMPENSATION EXPENSE
Sohu (excluding Fox Video) and Changyou have incentive plans, and Fox Video before January 4, 2022 had an incentive plan, for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.
Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2021, 2022 and 2023 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2021	2022	2023
Cost of revenues	$277	$191	$17
Product development expenses	3,904	2,026	156
Sales and marketing expenses	166	128	26
General and administrative expenses	4,231	2,594	509

	$8,578	$4,939	$708

Share-based compensation expense was recognized for share awards of Sohu (excluding Fox Video), Changyou and Fox Video as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2021	2022	2023
For Sohu (excluding Fox Video) share-based awards	$1,849	$677	$96
For Changyou share-based awards	7,773	4,262	612
For Fox Video share-based awards	(1,044)	0	0

	$8,578	$4,939	$708

The negative amounts in the tables above resulted from
re-measured
compensation expense based on the then-current fair value of the awards on the reporting date.
There was no capitalized share-based compensation expense for the years ended December 31, 2023, 2022 and 2021.

6.	ADVERTISING AND PROMOTIONAL EXPENSES
Advertising and promotional expenses are included in sales and marketing expenses and are expensed as incurred. For the years ended December 31, 2023, 2022 and 2021, advertising and promotional expenses recognized in
the consolidated statements of comprehensive income were $138.3 million, $151.5 million and $98.5 million, respectively.

7.	OTHER INCOME, NET
The following table summarizes the Sohu Group’s other income/(expense) (in thousands):

	Year Ended December 31,
	2021	2022	2023
Government grant	418	4,608	17,486
Rental income - from properties owned by Sohu (1)	10,427	10,025	7,530
Income from short-term investments	5,260	13,430	4,709
Additional deduction of Chinese mainland value-added tax and individual tax refunds	4,827	4,952	2,486
Investment income/(loss)	6,352	(5,381)	1,707
Donations	(1,565)	(31)	0
Impairment loss on equity investments (2)	(215)	(11,954)	(283)
Others	3,912	1,994	2,111

	$29,416	$17,643	$35,746

Note (1): Sogou leased from Sohu, on an arms-length basis, office space at Sohu.com Internet Plaza under a lease that expired on
December 31, 2022. Since 2023, the Company has leased this entire building to third-party tenants.
Note (2): In the fourth quarter of 2022, the Sohu Group recognized an impairment loss of $12.0 million for an equity investment in a third-party online game developer.

8.	BALANCE SHEET COMPONENTS (IN THOUSANDS)

	As of December 31,
	2022	2023
Accounts receivable, net
Accounts receivable	$81,453	83,762
Allowance for credit losses	(13,912)	(12,144)

	$67,541	71,618

	As of December 31,
	2022	2023
Prepaid and other current assets
Matching loans due from a related party (See Note 9)	$34,123	$33,665
Prepaid taxes	11,468	17,183
Prepaid revenue-sharing costs	12,552	12,400
Prepaid content and license costs (1)	7,349	5,964
Prepaid professional fees	1,999	1,970
Receivables from third party payment platforms	1,711	1,144
Prepaid rental deposits	1,717	1,126
Prepaid advertising and promotion fees	3,437	645
Employee advances	1,023	534
Interest receivable from bank deposits with original maturities of three months or less	430	447
Prepaid office rent and facilities expenses	320	290
Others	6,964	6,603

	$83,093	$81,971

Other short-term liabilities
Matching loans due to a related party (See Note 9)	34,123	34,123
Share-based awards in Changyou (See Note 18)	26,906	27,831
Deposits from customers	11,100	10,187
Contract deposits from advertisers	2,030	1,743
Lease liabilities	2,039	1,187
Consideration payable for equity investments	707	695
Contingent liability related to Shanghai Jingmao liquidation (2)	21,172	0
Other payables related to Shanghai Jingmao liquidation (3)	8,587	0
Others	7,868	5,716

	$114,532	$81,482

Note (1): Changyou recognized impairment losses of $5.8 million and $2.0 million for prepaid and other current assets related to content and game licenses for 2023 and 2022, respectively.
Note (2): The contingent liability represented the aggregate of estimated potential payments to third parties in connection with the liquidation of Shanghai Jingmao. The stated amount of the contingent liability reflected Changyou’s best estimate as of December 31, 2022 pursuant to ASC
450-20.
In August 2023, the bankruptcy proceeding was concluded by the court, and the likelihood of the Company’s being required to pay such contingent liability became remote. As a result, Changyou reversed such previously recorded contingent liability and recognized the same amount as disposal gain.
Note (3): As of December 31, 2022, the stated amount in other payables represented the aggregate amount that Changyou received from the bankruptcy proceedings as a creditor of Shanghai Jingmao during the process of the liquidation of Shanghai Jingmao. In August 2023, as the bankruptcy proceeding was concluded by the court, Changyou reversed those payables and recognized the same amount, together with an additional distribution of $5.2 million received in 2023, as disposal gain.

	As of December 31,
	2022	2023
Receipts in advance and deferred revenue
Receipts in advance relating to:
Brand advertising business	$2,696	$2,527
Online game business	5,636	3,050
Other business	4,340	4,947

Total receipts in advance	12,672	10,524
Deferred revenue	35,408	40,305

	$48,080	$50,829

9.	RELATED PARTY TRANSACTIONS
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
In December 2018 and 2019, Changyou entered into several supplemental agreements with Fox Financial pursuant to which all accrued and unpaid interest on the loans as of December 31, 2018 and December 31, 2019 was added to the principal of the corresponding loans. In January 2019, Changyou advanced additional RMB denominated loans to Fox Financial so that the principal amounts of Changyou’s outstanding
RMB-denominated
loans to Fox Financial as of December 31, 2018 were equal to the principal amounts of Fox Financials’ outstanding U.S. dollar denominated loans to Changyou as of December 31, 2018, multiplied by the monthly average RMB to U.S. dollar exchange rate published by the Bank of China for the month of December 2018.
In December 2019, Changyou entered into additional supplemental agreements with Fox Financial pursuant to which Fox Financial provided security for its repayment obligations to Changyou, and Changyou similarly provided security for its repayment obligations to Fox Financial. Under those supplemental agreements, if Fox Financial fails to repay the
RMB-denominated
loan principal and corresponding interest owed to Changyou, Changyou will have the right to apply the amount of a security deposit, consisting of the outstanding U.S. dollar-denominated loan principal and corresponding interest owed by Changyou to Fox Financial, to repay the
RMB-denominated
loan principal and interest owed by Fox Financial to Changyou, and vice versa. The security deposit will be required to be replenished by Fox Financial or Changyou, as the case may be, if the amount of the security deposit is insufficient to repay the applicable loan principal and interest, and any remaining security deposit will be returned to Fox Financial or Changyou, as the case may be, if there is a surplus after the repayment of the loan principal and interest.
The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the RMB-denominated loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of this annual report, Changyou has not received any response from Fox Financial and accordingly, with an abundance of caution, has not so applied any of the security deposit. In connection with such loan arrangements, the Sohu Group recorded in the Sohu Group’s consolidated balance sheets as of December 31, 2023 loans receivable from Fox Financial in a total amount of $33.7 million as prepaid and other current assets, and loans payable to Fox Financial in a total amount of $34.1 million as other short-term liabilities.

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
The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2023 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$169,240	$0	$169,240	$0
Short-term investments	597,770	0	597,770	0
Debt investments	22,945	0	0	22,945
Long-term time deposits	388,613	0	388,613	0
Cash Equivalents
The Sohu Group’s cash equivalents mainly consist of time deposits with original maturities of three months or less and notice deposits. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally, there are no quoted prices in active markets for identical cash equivalents at the reporting date. In order to determine the fair value, the Group uses the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
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
As of December 31, 2023 and 2022, the Sohu Group’s investment in these financial instruments was $597.8 million and $473.6 million, respectively. The investment instruments with variable interest rates were issued by commercial banks in the Chinese mainland, and are indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2023 and 2022, the Sohu Group recorded gains from changes in the fair value of short-term investments in the amounts of $4.7 million and $13.4 million, respectively, in the consolidated statements of comprehensive income.
Long-term Investments
Long-term investments consist of debt investments and equity investments in publicly traded companies, privately-held companies, and limited partnerships.

Debt Investments
ASC
825-10-25
permits all entities to choose, at specified election dates, to measure eligible items at fair value (the fair value option).
The Group measures debt investments under the fair value option at a recurring basis. For investments in preferred shares, the fair value was estimated by using the back-solve method, which requires considering the rights and preferences of each class of equity and solving for the total equity value that is consistent with a recent transaction in the subject company’s securities. This method requires making assumptions on future outcomes available to the subject company, the probability of each scenario, expected time to liquidity events, volatility, and risk-free rate (Level 3). As of December 31, 2023 and 2022, the aggregate carrying value of debt investments was
$22.9 million and nil, respectively. The Group recognized
 a
fair value change gain of $0.8 million in 2023.
Equity Investments
Under ASU
2016-01,
equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value through earnings, unless they qualify for a measurement alternative.
The Group measures equity investments under the equity method and equity investments without readily determinable fair values at fair value on a non-recurring
basis when an impairment charge is to be recognized. As of December 31, 2023 and 2022, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to their fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in other income for the years then ended. The Group recognized impairment losses of $0.3 million and $12.0 million, respectively, for investments without readily determinable fair values in 2023 and 2022.
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
Assets Measured at Fair Value on a Nonrecurring Basis
The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2022 and 2023 (in thousands)

		Fair value measurements at reporting date using
Items	As of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$2,263	$0	$0	$2,263
Intangible assets, net	5,394	0	0	5,394
Goodwill	47,415	0	0	47,415

		Fair value measurements at reporting date using
Items	As of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$261	$0	$0	$261
Intangible assets, net	2,226	0	0	2,226
Goodwill	47,163	0	0	47,163
Intangible Assets
Intangible assets mainly comprise operating rights for licensed games, purchased video content, domain names and trademarks, computer software, and developed technologies. See Note 14 - Intangible Assets, Net.
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

11.	LEASES
The Group has entered into operating lease agreements, primarily for offices in the Chinese mainland with lease periods expiring between 2023 and 2026. The determination of whether an arrangement is or contains a lease is made at the inception of the lease by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included on the Group’s consolidated balance sheets. The right-of-use
assets are included in other assets, while the current portion of the operating lease liabilities is included in other short-term liabilities and the long-term portion is included in other long-term liabilities. The Group has elected not to recognize lease assets and lease liabilities for leases with a term of 12 months or less on the consolidated balance sheets.
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
non-lease
components. Payments under the lease arrangements are primarily fixed with no variable payments.
Components of operating lease expense are as follows (in thousands):

	Year ended December 31,
	2022	2023
Operating lease expense	$2,737	$2,383
Short-term lease expense	83	307

Total operating lease expense	$2,820	$2,690
Supplemental cash flow information related to leases are as follows (in thousands):

	Year ended December 31,
	2022	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,788	$2,314

	Year ended December 31,
	2022	2023
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$126	$3,114
The following table presents supplemental balance sheet information related to the operating leases (in thousands):

	Year ended December 31,
Assets:	2022	2023
Operating lease right-of-use assets	$2,479	$3,348

Liabilities:
Current lease liabilities	2,039	1,187
Non-current lease liabilities	340	2,130

Total operating lease liabilities	$2,379	$3,317

Maturities of lease liabilities under operating leases as of December 31, 2023 are as follows (in thousands):

2024	$1,314
2025	1,274
2026	1,013
2027	0
2028	0
Thereafter	0

Total future lease payments	3,601
Less: imputed interest	284

Total present value of lease liabilities	$3,317

As of December 31, 2023, operating leases recognized in lease liabilities had a weighted average remaining lease term of 2.7 years and a weighted average discount rate of 4.8%. As of December 31, 2023, liabilities for leases that had been entered into, but the terms of which had not yet commenced, amounted to $1.8 million.

12.	FIXED ASSETS
The following table summarizes the Sohu Group’s fixed assets (in thousands):

	As of December 31,
	2022	2023
Office buildings	$367,296	$361,172
Computer equipment and hardware	110,416	91,183
Leasehold and building improvements	34,212	33,704
Office furniture	6,301	5,374
Vehicles	3,085	2,957

Fixed assets, gross	521,310	494,390
Accumulated depreciation	(233,084)	(225,332)

Fixed assets, net	$288,226	$269,058

For the years ended December 31, 2023, 2022 and 2021, depreciation expenses for fixed assets were $16.6 million, $20.0 million and $23.5 million, respectively.

13.	GOODWILL
Changes in the carrying value of goodwill by segment are as follows (in thousands):

	Sohu	Changyou	Total

Balance as of December 31, 2021

Goodwill	70,800	180,543	251,343

Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$38,554	$10,257	$48,811

Transactions in 2022

Foreign currency translation adjustment	(1,396)	0	(1,396)

Balance as of December 31, 2022	$37,158	$10,257	$47,415

Balance as of December 31, 2022

Goodwill	69,404	180,543	249,947

Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$37,158	$10,257	$47,415

Transactions in 2023

Foreign currency translation adjustment	(252)	0	(252)

Balance as of December 31, 2023	$36,906	$10,257	$47,163

Balance as of December 31, 2023

Goodwill	69,152	180,543	249,695

Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$36,906	$10,257	$47,163

There was one reporting unit under the Sohu segment, which is the Sohu reporting unit. The reporting units under the Changyou segment consisted of the Changyou online game business and the 17173.com Website. The Changyou online game business was the only reporting unit with goodwill under the Changyou segment.
As of October 1, 2023, the Sohu Group tested goodwill for impairment at the reporting unit level.
For the Sohu reporting unit, management determined that a quantitative assessment was appropriate, comparing the estimated fair value of the reporting unit to its corresponding net book value. Management estimated the fair value of the Sohu reporting unit using the income approach and the market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, discount rate and profitability. The market approach considers earnings multipliers based on market data of comparable companies engaged in a similar business. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary. The fair value of the Sohu reporting unit also includes cash not required for working capital and the fair value of real estate held by the Sohu reporting unit for the production of rental income. The fair value of real estate owned and leased to others was determined using the income approach, with key assumptions including rental income from existing and expected lease contracts and market yields of comparable real estate. If rental income decreases and/or market yields increase, the fair value of this real estate, as well as the fair value of the Sohu reporting unit, will decrease. The goodwill impairment assessment is sensitive to the estimates related to these factors, and particularly the fair value of this real estate.
For the Changyou online game reporting unit, management determined that a quantitative assessment was appropriate, comparing the estimated fair value of the reporting unit to its corresponding net book value. Management estimated the fair value of the Changyou online game reporting unit using the income approach and the market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, discount rate and profitability. The market approach considers earnings multipliers based on market data of comparable companies engaged in a similar business. The fair value of the Changyou online game reporting unit also includes the net non-operating assets held by Changyou. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary.
If the Sohu Group decreased/increased by
5
% one of its assumptions relating to these factors while holding all other assumptions constant, the fair value of each reporting unit would not be significantly impacted and would still be above its carrying value. The market capitalization of the Sohu Group was also considered in determining the reasonableness of estimated fair values for both reporting units.
As of December 31, 2023 and 2022, management concluded that the fair values of both the Sohu reporting unit and the Changyou online game reporting unit exceeded their carrying values, indicating that the goodwill of neither reporting unit was impaired.

14.	INTANGIBLE ASSETS, NET

	As of December 31, 2022
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount

Purchased video content	$71,753	$(49,920)	$(20,885)	$948
Operating rights for licensed games	56,283	(39,638)	(12,728)	3,917
Domain names and trademarks	24,867	(9,752)	(15,110)	5
Computer software	11,832	(11,308)	0	524
Developed technologies	8,212	(869)	(7,343)	0
Others	2,743	(905)	(1,838)	0

Total	$175,690	$(112,392)	$(57,904)	$5,394

	As of December 31, 2023
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount

Purchased video content	$50,998	$(37,502)	$(13,097)	$399
Operating rights for licensed games	56,724	(42,857)	(12,513)	1,354
Domain names and trademarks	21,832	(6,974)	(14,858)	0
Computer software	11,538	(11,065)	0	473
Developed technologies	8,092	(857)	(7,235)	0
Others	2,696	(889)	(1,807)	0

Total	$151,880	$(100,144)	$(49,510)	$2,226

Amortization
For the years ended December 31, 2023, 2022 and 2021, amortization of intangible assets was $13.6 million, $11.3 million and $12.5 million, respectively.
As of December 31, 2023, amortization expenses for future periods are estimated to be as follows:

For the year ended December 31,	(in thousands)
2024	$1,841
2025	363
2026	22
2027	0
2028	0
Thereafter	0

Total expected amortization expense	$2,226

15.	TAXATION
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
Hong Kong Tax
The Group’s subsidiaries incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2021, 2022 and 2023.

Chinese Mainland Income Tax
The majority of the subsidiaries and VIEs of the Sohu Group are based in the Chinese mainland and are subject to income taxes in the Chinese mainland. These Chinese mainland-based subsidiaries and VIEs conduct substantially all of the Sohu Group’s operations, and generate most of the Sohu Group’s income or losses. The Chinese mainland generally imposes an income tax rate of 25%
on all enterprises, but grants preferential tax treatment to HNTEs and Software Enterprises.

Under preferential tax treatment, HNTEs can enjoy an income tax rate of 15%, but need to re-apply
every three years. During this
three-yea
r period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% income tax rate.
Chinese mainland income tax laws and related implementing regulations provide that a Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a
50
% reduction to a rate of
12.5
% for the subsequent three years. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the Ministry of Industry and Information Technology of China and the relevant tax authorities before using the preferential income tax rates. Such enterprises will be subject to the relevant regulatory authorities’ assessment each year as to whether they are entitled to use the relevant preferential income tax rates. If at any time during the preferential tax treatment years an enterprise uses the preferential income tax rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status.
Principal Entities Qualified as HNTEs
As of December 31, 2023, the following principal entities of the Sohu Group were qualified as HNTEs and were entitled to an income tax rate of 15%.

-
Gamease, AmazGame, Sohu Media and Guangzhou Qianjun
re-applied
for HNTE qualification and received approval in October 2023, October 2023, November 2023 and December 2023, respectively. They are entitled to continue to enjoy the beneficial tax rate qualified as HNTEs for the years 2023 through 2025, and will need to re-apply
for HNTE qualification in 2026.

-	Gamespace, Changyou Chuangxiang and Sohu New Momentum qualified as HNTEs for the years 2022 through 2024, and will need to re-apply for HNTE qualification in 2025.

-	Video Tianjin and Sohu Internet qualified as HNTEs for the years 2021 through 2023, and will need to re-apply for HNTE qualification in 2024.
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

For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2023.
In addition, the Sohu Group accrued $
5
million,
$8 million and $13 million, respectively, in interest on the unrecognized tax benefit for the years
2021,
2022 and 2023.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2023, such as any IRS assessments upon audit and management’s further judgment and estimates.
Composition of Income Tax Expense
Sohu.com Limited is not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to Sohu.com Limited levied by the government of the Cayman Islands.
The components of income before income taxes are as follows (in thousands):

	Year ended December 31,
	2021	2022	2023

Income/(loss) before income tax expense
Income/(loss) from Chinese mainland operations	$153,708	$37,146	$(22,560)
Income/(loss) from non-Chinese mainland operations	(22,141)	3,459	16,910

Total income/(loss) before income tax expense from continuing operations	$131,567	$40,605	$(5,650)

Income tax expense applicable to Chinese mainland operations
Current tax	$31,089	$27,735	$22,701
Deferred tax	26,207	22,524	24,728

Subtotal income tax expense applicable to Chinese mainland operations	57,296	50,259	47,429
Non-Chinese mainland income tax expense	4,817	7,534	12,850
Non-Chinese mainland withholding tax expense	183	153	141

Total income tax expense from continuing operations	$62,296	$57,946	$60,420

In 2023, of the $60.4 million total income tax expense, $47.4 million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense of $36.8 million, and $13 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
In 2022, of the $57.9 million total income tax expense, $50.3 million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense of $46.6 million, and $8 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
In 2021, of the $62.3 million total income tax expense, $57.3 million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense of $48.4 million, and $5 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2021	2022	2023

Tax holiday effect	$1,635	$(6,282)	$(18,961)
Basic net income/(loss) per share effect	0.04	(0.18)	(0.56)
Effective Tax Rate
The Chinese mainland generally imposes an income tax rate of 25% on all enterprises, but grants preferential tax treatment to HNTEs and Software Enterprises.
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
The following is reconciliation between the statutory rate and the Group’s effective tax rate. For 2021, 2022 and 2023, the statutory rate represented the Chinese mainland statutory rate of 25%. The table does not reflect any accruals related to the Toll Charge. See “
U.S. Corporate Income Tax
” and “
Treatment of Toll Charge Related to the U.S. TCJA.
”

	Year Ended December 31,
	2021	2022	2023

Statutory Rate:	25%	25%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs (1)	(1%)	15%	(335%)
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	3%	0%	44%
Effect of withholding taxes	19%	56%	(331%)
Changes in valuation allowance for deferred tax assets	31%	116%	(1,077%)
Research and development super-deduction (2)	(19%)	(85%)	737%
Others	(14%)	(3%)	95%

	44%	124%	(842%)

Note (1): The change in the regular 25%
rate of income tax to preferential income tax rates that Changyou’s subsidiaries and VIEs were entitled to as Software Enterprises for 2021 and 2022 was included in the “Effect of tax holidays applicable to subsidiaries and consolidated VIEs” in the above table.
Note (2): Under Chinese mainland regulations issued in September 2022 that were applicable from October 1, 2022 to December 31, 2022, additional research and development expenses were eligible for deduction from taxable income.
Chinese Mainland Withholding Tax on Dividends
Dividends distributed by foreign invested enterprises in the Chinese mainland to their immediate holding companies outside the Chinese mainland are subject to a 10% withholding tax. A lower withholding tax rate may be applied if there is a tax treaty between the Chinese mainland and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under an arrangement between the Chinese mainland and the Hong Kong Special Administrative Region on the “Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income,” if such holding company is considered a non-Chinese
mainland resident enterprise and holds at least 25% of the equity interests in the Chinese mainland foreign invested enterprise distributing the dividends, subject to approval of the local tax authority in the Chinese mainland. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividend will remain subject to a withholding tax rate of 10%.
Under Changyou’s dividend policy, all of Changyou’s Chinese mainland subsidiaries (not including the Changyou VIEs and their subsidiaries) will be able to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in future periods. As of December 31, 2023, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of
$253.5 million for Chinese mainland withholding tax.

The Sohu Group currently does not intend to have any of its Chinese mainland subsidiaries or the VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their Chinese mainland operations. As of December 31, 2023, the total amount of undistributed profits from the Chinese mainland subsidiaries and VIEs for which no withholding tax had been accrued was
$497.6
million, and the unrecognized tax liabilities were
$49.8 million.
Chinese Mainland Value-Added Tax
All of the Sohu Group’s revenues have been subject to VAT since May 1, 2016. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%
 or
13
%)
and the available input VAT amount (at the rate applicable to the supplier).
Deferred Tax Assets and Liabilities
Significant components of the Group’s deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,
	2022	2023

Deferred tax assets:
Net operating loss from operations	$321,230	$367,024
Accrued bonus and commissions	4,724	3,475
Intangible assets transfer	337	237
Others	9,938	9,472

Total deferred tax assets	336,229	380,208
Less: Valuation allowance	(320,589)	(371,532)

Net deferred tax assets	$15,640	$8,676

Deferred tax liabilities
Withholding tax for dividend	$(239,013)	$(253,482)
Others	(8,800)	(8,033)

Total deferred tax liabilities	$(247,813)	$(261,515)

Net deferred tax assets are recorded under other assets in the consolidated balance sheets. As of December 31, 2023, the Group had net operating losses from Chinese mainland entities of approximately $2.3 billion available to offset against future net profit for income tax purposes. The Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these Chinese mainland entities; therefore, $359.1 million in deferred tax assets generated from net operating losses were offset by a valuation allowance.
The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	For the Year Ended December 31,
	2021	2022	2023

Beginning balance	$326,755	$289,097	$320,589
Provision for the year	45,787	69,087	60,554
Reversal for the year	(91,019)	(12,844)	(4,134)
Foreign currency translation adjustment	7,574	(24,751)	(5,477)

Ending balance	$289,097	$320,589	$371,532

In 2023, $11.1 million of Chinese mainland net operating losses generated from previous years expired. Pursuant to a public announcement issued by the China State Administration of Taxation in August 2018, net operating losses of entities not qualified as HNTEs will expire between 2024 and 2028 if not utilized and those of entities qualified as HNTEs will expire in 2033. The reversal of valuation allowance was also due to the impact of changes in income tax rates upon preferential tax rates being obtained.

Uncertain Tax Positions
The following table summarizes the Group’s unrecognized tax benefit from January 1, 2021 to December 31, 2023 (in thousands):

	As of December 31,
	2021	2022	2023

Beginning balance	$188,760	$193,918	$200,228
Increases related to prior year tax positions	4,827	7,534	12,850
Foreign currency translation adjustment	331	(1,224)	(219)

Ending balance	$193,918	$200,228	$212,859

The increases in 2023, 2022 and 2021 were mainly due to interest recognized in connection with an unrecognized tax benefit.
The material jurisdictions in which the Group is subject to potential examination include the Chinese mainland and the United States. In general, the tax authorities in the Chinese mainland have up to five years and in certain cases up to 10 years, and the U.S. IRS has up to three years and in certain cases up to six years, to conduct examinations of the tax filings of the Group. The remaining period for the U.S. IRS to conduct an examination of the Group’s filing in connection with the unrecognized tax benefit in relation to the Toll Charge is expected to be approximately two years. All of these related tax years are open for the Sohu Group.

16.	COMMITMENTS AND CONTINGENCIES
Commitments
The following table sets forth the Group’s commitments as of December 31, 2023 (in thousands):

	2024	2025	2026	2027	2028	Thereafter	Total Payments Required
Royalties and expenditures for licensed content of games	$15,224	1,412	1,059	0	0	0	17,695
Purchase of content and services	8,029	290	23	0	0	0	8,342
Purchase of bandwidth	7,021	40	14	8	0	0	7,083
Operating lease obligations	3,512	1,083	981	0	0	0	5,576
Others	295	0	0	0	0	0	295

Total Payments Required	$34,081	2,825	2,077	8	0	0	38,991

Litigation
The Sohu Group is a party to various litigation matters which it considers routine and incidental to its business. The Sohu Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Sohu Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Management believes that the total liabilities to the Sohu Group that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. As of December 31, 2023, Sohu and Changyou had no significant litigation contingencies.
Chinese Mainland Laws and Regulations
The Chinese mainland market in which the Sohu Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability to operate an Internet business and to conduct brand advertising, online game, and other services in the Chinese mainland. The economy of the Chinese mainland has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign-owned entities, like the Sohu Group, may operate. Regulatory authorities in the Chinese mainland may issue new laws or new interpretations of existing laws to regulate areas such as telecommunication, information, and media. The Sohu Group’s legal structure and scope of operations in the Chinese mainland could be subject to restrictions, which could result in limits on its ability to conduct business in the Chinese mainland. Certain risks related to Chinese mainland law that could affect the Sohu Group’s VIE structure are discussed in Note 17 - VIEs.

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
Under contractual agreements with the Sohu Group, Dr. Charles Zhang and those other executive officers and employees of the Sohu Group and certain entities who are shareholders of the consolidated VIEs are required to transfer their ownership in these entities to the Group, if permitted by Chinese mainland laws and regulations, or, if not so permitted, to designees of the Group at any time as requested by the Group to repay the loans outstanding. All voting rights of the consolidated VIEs are assigned to the Sohu Group, and the Group has the right to designate all directors and senior management personnel of the consolidated VIEs, and also has the obligation to absorb losses of the consolidated VIEs. Dr. Charles Zhang and those other executive officers and employees of the Sohu Group and certain entities who are shareholders of the consolidated VIEs have pledged their shares in the consolidated VIEs as collateral for the loans. As of December 31, 2023, the aggregate amount of these loans was $11.1 million.
Under its contractual arrangements with the consolidated VIEs, the Sohu Group has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Group considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital and statutory reserves of the VIEs. As of December 31, 2023, the registered capital and statutory reserves of the consolidated VIEs totaled $32.6 million. As all of the consolidated VIEs are incorporated as limited liability companies under the Company Law of the People’s Republic of China (the “Company Law”), creditors of the consolidated VIEs do not have recourse to the general credit of the Sohu Group for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Sohu Group to provide additional financial support to the consolidated VIEs. As the Sohu Group is conducting certain business in the Chinese mainland mainly through the consolidated VIEs, the Group may provide such support on a discretionary basis in the future, which could expose the Group to a loss.

The following is a summary of the principal VIEs within the Sohu Group:
Basic Information for Principal VIEs and Subsidiaries of Principal VIEs

-	High Century
High Century was incorporated in 2001. As of December 31, 2023, Dr. Charles Zhang, the Group’s Chairman of the Board and Chief Executive Officer, and Wei Li, one of the Group’s employees, held
80% and 20% interests, respectively, in this entity.

-	Heng Da Yi Tong
Heng Da Yi Tong was incorporated in 2002. As of December 31, 2023, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

-	Sohu Internet
Sohu Internet was incorporated in 2003. As of December 31, 2023, High Century held a 100% interest in this entity.

-	Gamease
Gamease was incorporated in 2007. As of December 31, 2023, High Century held a 100% interest in this entity.

-	Donglin
Donglin was incorporated in 2010. As of December 31, 2023, Sohu Internet held a 100% interest in this entity.

-	Guanyou Gamespace
Guanyou Gamespace was incorporated in 2010. As of December 31, 2023, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100%
interest in this entity. Dewen Chen, Changyou’s Chief Executive Officer, and Yaobin Wang, one of the Group’s employees, held
50% and 50% interests, respectively, in Changyou Star.

-	Shanghai ICE
The Sohu Group began consolidating Shanghai ICE in 2010. As of December 31, 2023, Gamease held a 100% interest in this entity.

-	Tianjin Jinhu
Tianjin Jinhu was incorporated in 2011. On December 12, 2022, the two individuals who were nominee shareholders of Tianjin Jinhu, both of whom are employees of the Sohu Group, transferred all of their equity interests in Tianjin Jinhu to High Century; all previous VIE contractual arrangements between Video Tianjin and Tianjin Jinhu and the two nominee shareholders were terminated; and High Century became Tianjin Jinhu’s direct 100% parent. As of December 31, 2023, High Century held a 100% interest in this entity.

-	Focus Interactive
Focus Interactive was incorporated in 2014. As of December 31, 2023, Heng Da Yi Tong held a 100% of the equity interests in this entity.

-	Guangzhou Qianjun
The Sohu Group began consolidating Guangzhou Qianjun in 2014. As of December 31, 2023, Tianjin Jinhu held a 100% interest in this entity.

Financial Information
The following financial information of the Sohu Group’s consolidated VIEs (including subsidiaries of these VIEs) is included in the accompanying consolidated financial statements (in thousands):

	As of December 31,
	2022	2023
ASSETS:
Cash and cash equivalents	$21,732	$6,665
Restricted cash	1,838	1,412
Short-term investments	4,604	18,743
Accounts receivable, net	38,622	32,953
Prepaid and other current assets	13,934	5,514
Intra-Group receivables due from subsidiaries	594,099	502,353

Total current assets	674,829	567,640

Fixed assets, net	352	203
Other non-current assets	53,450	48,538

Total assets	$728,631	$616,381

LIABILITIES:
Accounts payable	$10,909	$7,916
Accrued liabilities	37,946	28,525
Receipts in advance and deferred revenue	40,948	43,958
Other current liabilities	22,514	19,484
Intra-Group payables due to subsidiaries	402,546	283,083

Total current liabilities	514,863	382,966

Long-term tax liabilities	13,242	13,021
Deferred tax liabilities	549	0
Other non-current liabilities	1,436	1,445

Total liabilities	$530,090	$397,432

	Year Ended December 31,
	2021	2022	2023
Revenues:
Third-party revenues	$664,823	$591,480	$477,202
Intra-Group revenues	21,488	27,914	13,283

Total revenues	686,311	619,394	490,485
Cost of revenues:
Third-party cost of revenues	81,725	96,603	55,227
Intra-Group cost of revenues	136,221	104,883	86,435

Total cost of revenues	217,946	201,486	141,662
Operating expenses:
Third-party operating expenses	72,126	72,911	44,059
Intra-Group operating expenses	366,762	329,226	282,812

Total operating expenses	438,888	402,137	326,871
Net income from continuing operations	35,805	2,691	23,879
Net loss from discontinued operations	(47,924)	0	0

	Year ended December 31,
	2021	2022	2023
Cash flows from operating activities:
Net cash provided by transactions with third parties	$541,172	$448,936	$409,762
Net cash used in transactions with intra-Group entities	(505,553)	(445,660)	(382,593)

Net cash provided by continuing operating activities	35,619	3,276	27,169
Net cash used in discontinued operating activities	(1,789)	0	0

Net cash provided by operating activities	33,830	3,276	27,169

Cash flows from investing activities:
Net cash used in transactions with third parties	(23,887)	(5,421)	(14,922)
Net cash provided by/(used in) transactions with intra-Group entities	(140,671)	72,497	73,894
Net cash provided by/(used in) continuing investing activities	(164,558)	67,076	58,972

Net cash provided by discontinued investing activities	12,116	0	0

Net cash provided by/(used in) investing activities	(152,442)	67,076	58,972

Cash flows from financing activities:
Net cash provided by/(used in) transactions with intra-Group entities	111,888	(79,209)	(101,611)

Net cash provided by/(used in) continuing financing activities	111,888	(79,209)	(101,611)
Net cash used in discontinued financing activities	(9,131)	0	0

Net cash provided by/(used in) financing activities	102,757	(79,209)	(101,611)

Summary of Significant Agreements Currently in Effect
The following is a summary of the agreements between the Sohu Group’s principal Chinese mainland subsidiaries and principal consolidated VIEs and their nominee shareholders as of December 31, 2023 and as of the date of this report:
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
VIE-Related
Risks
It is possible that the Sohu Group’s operation of certain of its operations and businesses through VIEs could be found by authorities in the Chinese mainland to be in violation of laws and regulations of the Chinese mainland prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If a finding were made by authorities in the Chinese mainland that the Sohu Group’s operation of certain of its operations and businesses through VIEs is prohibited, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including but not limited to levying fines, confiscating the Sohu Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Sohu Group to restructure its ownership structure or operations, or requiring the Sohu Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Sohu Group’s business operations, and have a severe adverse impact on the Sohu Group’s cash flows, financial position, and operating performance.
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

18.	SOHU.COM LIMITED SHAREHOLDERS’ EQUITY
Summary of the Company’s outstanding shares (in thousands):

	Number of Outstanding Shares As of December 31,
	2021	2022	2023
Balance, beginning of year	39,306	38,221	33,737
Issuances:	44	25	7
Repurchases:	(1,129)	(4,509)	(696)

Balance, end of year	38,221	33,737	33,048

Treasury Stock
Treasury stock consists of the Company’s ordinary shares, including ordinary shares represented by ADSs, repurchased by the Company or that it is obligated to repurchase as of the reporting date. Ordinary shares included in treasury stock are no longer deemed to be outstanding. Treasury stock is accounted for under the cost method.
On November 13, 2021, the Sohu Board authorized a share repurchase program of up to $100 million of outstanding ADSs over a
12-month period from November 13, 2021 to November 12, 2022. As of December 31, 2023, Sohu had completed the share repurchase program, pursuant to which it repurchased 5,637,875 ADSs, representing 5,637,875 ordinary shares, at an aggregate cost of approximately $100 million. The repurchased shares were recorded at their historical cost of $100 million and were cancelled in September 2022. The cancellation was accounted for by recognizing a decrease of $5,638 in paid-in capital and a decrease of $100 million in additional paid-in capital in the Sohu Group’s consolidated balance sheets.
On November 11, 2023, the Sohu Board authorized a share repurchase program of up to $80 million of outstanding ADSs over a
24-month
period from November 11, 2023 to November 10, 2025
, and on March 2, 2024, the Sohu Board authorized an increase in the size of the share repurchase program from up to $80 million to up to $150 million of outstanding ADSs.

As of December 31, 2023, Sohu had repurchased 695,827 ADSs under the share repurchase program at an aggregate cost of approximately $6.6 million.
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
On April 2, 2018, Sohu.com Limited adopted the Sohu 2018 Share Incentive Plan, which provides for the issuance of up 1,148,565 ordinary shares of Sohu.com Limited. The Sohu 2018 Share Incentive Plan will expire in
April 2028
.
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
As of December 31, 2023, 217,092 shares were available for grant under the Sohu 2018 Share Incentive Plan.
Summary of Share Option Activity
In February 2015, May 2016, September 2017 and November 2017, the Sohu Board approved contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of 1,068,000, 13,000, 32,000 and 6,000 shares of common stock of Sohu.com Inc., respectively, under the Sohu 2010 Stock Incentive Plan, with nominal exercise prices of $0.001, all of which were converted, on May 31, 2018, into the right to receive upon exercise Sohu.com Limited’s ordinary shares under the Sohu 2018 Share Incentive Plan. In February 2019, July 2019, September 2020, and September 2021, the Sohu Board approved contractual grants to members of the Company’s management and key employees of options for the purchase of an aggregate of 20,000, 477,500, 34,000, and 5,000 ordinary shares of Sohu.com Limited, respectively, under the Sohu 2018 Share Incentive Plan, with nominal exercise prices of $0.001. These share options vest and become exercisable in four equal installments over a period of four years, with each installment vesting upon the satisfaction of a service period requirement and certain subjective performance targets. These share options are substantially similar to restricted share units except for the nominal exercise price, which would be zero for restricted share units.
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

As of December 31, 2023, 1,142,576 of these options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets was reached between the Company and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense for these granted options has been adjusted and fixed based on their aggregate fair values, at their respective grant dates, of $31.5 million.
A summary of option activity under the Sohu 2018 Share Incentive Plan as of and for the year ended December 31, 2023 is presented below:

			Weighted
	Number	Weighted	Average	Aggregate
	Of	Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value (1)
Options	(in thousands)	Price	Life (Years)	(in thousands)
Outstanding as of January 1, 2023	354	$0.001		$
Granted	107	0.001
Exercised	(7)	0.001
Forfeited or expired	0

Outstanding as of December 31, 2023	454	0.001	4.60	4,503

Vested as of December 31, 2023	454	0.001	4.60	4,503

Exercisable as of December 31, 2023	454	0.001	4.60	4,503

Note (1): The aggregated intrinsic value in the preceding table represents the difference between Sohu’s closing ADS price of $9.93 on December 31, 2023 and the nominal exercise price of the options.
For the years ended December 31, 2023, 2022 and 2021, total share-based compensation expense recognized for these options was $0.1 million, $0.7 million and $1.8 million, respectively. For the years ended December 31, 2023, 2022 and 2021, the total fair values of these Sohu options vested on their respective vesting dates were $1.2 million, $1.8 million and $2.1 million, respectively. For the years ended December 31, 2023, 2022 and 2021, the total intrinsic value of options exercised was $0.1 million, $0.5 million and $0.8 million, respectively.
2) Changyou.com Limited Share-based Awards
Changyou 2014 Share Incentive Plan
On June 27, 2014, Changyou reserved 2,000,000 of its Class A ordinary shares under the Changyou.com Limited 2014 Share Incentive Plan (the “Changyou 2014 Share Incentive Plan”) for the purpose of making share incentive awards to certain members of its management and key employees. On November 2, 2014, Changyou’s board of directors (the “Changyou Board”) approved an increase in the number of Class A ordinary shares reserved under the Changyou 2014 Share Incentive Plan from
2,000,000 to 6,000,000. The maximum term of any share right granted under the Changyou 2014 Share Incentive Plan is 10 years from the grant date. The Changyou 2014 Share Incentive Plan will terminate in
June 2024
. As of December 31, 2023, all shares available for grant under the Changyou 2014 Share Incentive Plan had been granted.
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
As of December 31, 2023, 5,884,464 of these Changyou share options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets had been reached between Changyou and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense of $3.5 million for these granted share options was adjusted and fixed based on the aggregate amounts of the fair values of these granted share options at their respective grant dates for periods before the Changyou Plans’ Modification, and at a price of $5.39 per Changyou Class A ordinary share for periods after the Changyou Plans’ Modification.
For the years ended December 31, 2023, 2022 and 2021, total share-based compensation expense recognized for share options under the Changyou 2014 Share Incentive Plan was $0.1 million, $2.0 million and negative $3.9 million, respectively. For the years ended December 31, 2023, 2022 and 2021, the total fair values of these Changyou share options vested on their respective vesting dates were $3.5 million, $4.1 million and $4.1 million, respectively.
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
As of December 31, 2023, 2,136,040 of the share options granted under the Changyou 2019 Share Incentive Plan had vested. The cumulative share-based compensation expense of $3.0 million for the granted share options was adjusted and fixed based on a price of $5.39 per Changyou Class A ordinary share after the Changyou Plans’ Modification. For the years ended December 31, 2023, 2022 and 2021, total share-based compensation expense recognized for these share options under the Changyou 2019 Share Incentive Plan was $0.5 million, $2.2 million and $3.9 million, respectively. For the years ended December 31, 2023, 2022 and 2021, the total value of these Changyou share options vested on their respective vesting dates was $3.0 million, $3.4 million and $2.6 million, respectively.

3) Fox Video Share-based Awards
On January 4, 2012, Fox Video, a Cayman Islands company that was wholly owned by Sohu.com Limited and before June 16, 2022 was the Offshore holding entity of the Sohu Group’s online video business, adopted the Fox Video Share Incentive Plan, which provided for the issuance of up to 25,000,000 ordinary shares of Fox Video (representing approximately 10% of the outstanding Fox Video ordinary shares on a fully-diluted basis) to management and key employees of the online video business and to Sohu management. The maximum term of any share-based award granted under the Fox Video Share Incentive Plan was ten years from the grant date. The Fox Video Share Incentive Plan expired on
January 4, 2022.
On June 16, 2022, Fox Video (HK) Limited, a wholly-owned subsidiary of Fox Video, transferred all of its equity interests in Video Tianjin to AmazGame, and Fox Video was dissolved on March 9, 2023. As a result, Fox Video is no longer the Offshore holding entity of the Sohu Group’s online video business and there are no longer any options for the purchase of Fox Video ordinary shares under the Fox Video Share Incentive Plan.
As of December 31, 2022, grants of options for the purchase of 16,368,200 ordinary shares of Fox Video had been contractually made and were subject to vesting in four equal installments, with each installment vesting upon a service period requirement, as well as specified performance targets for the corresponding period, being met. As of December 31, 2022, options for the purchase of 4,972,800 Fox Video ordinary shares had vested. For purposes of ASC
718-10-25,
no grant date had occurred as of December 31, 2022, because the broader terms and conditions of the option awards had neither been finalized nor mutually agreed upon with the recipients. However, in accordance with ASC
718-10-55,
the Group’s management determined that the service inception date with respect to the vested option awards for the purchase of 4,972,800 shares had preceded the grant date. Therefore, the Group recognized compensation expense for those vested Fox Video share-based awards and re-measured
the compensation expense on each subsequent reporting date based on the then-current fair values of the vested awards.
For the years ended December 31, 2022 and 2021, total share-based compensation expense recognized for vested Fox Video options under the Fox Video Share Incentive Plan was nil and negative $1.0 million, respectively.

19.	NONCONTROLLING INTEREST
Prior to the completion of the Tencent/Sohu Sogou Share Purchase, the noncontrolling interests in the Sohu Group’s consolidated financial statements consisted of noncontrolling interests for Sogou and noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, no noncontrolling interests are recognized except for noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
Noncontrolling Interest in the Consolidated Balance Sheets
Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares, and the noncontrolling interests recognized in the Sohu Group’s consolidated balance sheets reflect economic interests in Changyou’s subsidiaries held by shareholders other than Changyou. Noncontrolling interest of Changyou of $0.3 million and $1.3 million was recognized in the Sohu Group’s consolidated balance sheets as of December 31, 2023 and 2022, respectively.
Noncontrolling Interest in the Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2023, 2022 and 2021, the Sohu Group had net loss of $0.3 million, net income of $2,000 and net income of $6.4 million, respectively, attributable to the noncontrolling interest in the consolidated statements of comprehensive income/(loss).

	Year Ended December 31,
	2021	2022	2023

Changyou	$(3)	$2	$(265)
Sogou	6,451	0	0

Total	$6,448	$2	$(265)

Noncontrolling Interest of Changyou
For the year
s
ended December 31, 2023, 2022 and 2021, respectively, net loss of $0.3 million, net income of $2,000 and net loss of $3,000, attributable to the noncontrolling interest of Changyou was recognized in the Sohu Group’s consolidated statements of comprehensive income/(loss).
Noncontrolling Interest of Sogou (Discontinued)
For the year ended December 31, 2021, net income of $6.5 million, attributable to the noncontrolling interest of Sogou that existed prior to the completion of the Tencent/Sohu Sogou Share Purchase on September 23, 2021, was recognized in the Sohu Group’s consolidated statements of comprehensive income/(loss), representing Sogou’s net income/(loss) attributable to shareholders other than Sohu.

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
Changyou’s Net Income/(Loss) Attributable to Sohu
As a result of the completion of the Changyou Merger, Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares, so Changyou’s net income/(loss) is wholly attributable to Sohu.
After the Changyou Plans’ Modification, all of Changyou’s share-based awards became obligation-based awards. Accordingly, all of those Changyou awards are excluded from the calculation of Sohu’s diluted net income/(loss) per share. Changyou’s net income/(loss) attributable to Sohu on a diluted basis equals the number used for the calculation of Sohu’s basic net income/(loss) per share. There have been no dilutive effects resulting from Changyou’s existing unvested share options.

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
The following table presents the calculation of the Sohu Group’s basic and diluted net loss per share (in thousands, except per share data).

	Year Ended December 31,
	2021	2022	2023

Numerator:
Net income/(loss) from continuing operations attributable to Sohu.com Limited, basic	$69,274	$(17,343)	$(65,805)
Net income from discontinued operations attributable to Sohu.com Limited, basic	858,451	0	35,426
Net income/(loss) attributable to Sohu.com Limited, basic	927,725	(17,343)	(30,379)
Effect of dilutive securities:
Incremental dilution from Sogou	(20)	0	0
Net income/(loss) from continuing operations attributable to Sohu.com Limited, diluted	69,274	(17,343)	(65,805)
Net income from discontinued operations attributable to Sohu.com Limited, diluted	858,431	0	35,426

Net income/(loss) attributable to Sohu.com Limited, diluted	$927,705	$(17,343)	$(30,379)

Denominator:
Weighted average basic ordinary shares outstanding	39,501	34,945	34,109

Weighted average diluted ordinary shares outstanding	$39,501	$34,945	$34,109

Basic net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$1.75	$(0.50)	$(1.93)
Discontinued operations	21.74	0	1.04

Net income/(loss) per share	23.49	(0.50)	(0.89)

Diluted net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$1.75	$(0.50)	$(1.93)
Discontinued operations	21.74	0	1.04

Net income/(loss) per share	23.49	(0.50)	(0.89)

21.	CHINESE MAINLAND CONTRIBUTION PLAN
The Sohu Group’s subsidiaries and consolidated VIEs in the Chinese mainland participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese mainland labor regulations require the Group’s subsidiaries and consolidated VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group’s Chinese mainland-based subsidiaries and consolidated VIEs have no further commitments beyond their monthly contributions. For the years ended December 31, 2023, 2022 and 2021, the Group’s Chinese mainland-based subsidiaries and consolidated VIEs contributed a total of $86.7 million, $87.6 million and $83.1 million, respectively, to these funds.

22.	PROFIT APPROPRIATION
The Sohu Group’s Chinese mainland-based subsidiaries and
 th
e
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
Pursuant to the Company Law, those of the Group’s Chinese mainland-based subsidiaries that are considered under Chinese mainland law to be domestically funded enterprises, as well as the VIEs, are required to make appropriations from their after-tax-profit
under Chinese mainland GAAP to
non-distributable
reserve funds, including a statutory surplus fund and a discretionary surplus fund. Each year, at least 10% of the after-tax-profit
under Chinese mainland GAAP is required to be set aside as statutory surplus fund until such appropriations for the fund equal 50% of the registered capital of the applicable entity. The appropriation for the discretionary surplus fund is at the Company’s discretion as determined by each entity.
Upon certain regulatory approvals and subject to certain limitations, the general reserve fund and the statutory surplus fund can be used to offset prior year losses, if any, and can be converted into paid-in capital of the applicable entity.
For the years ended December 31, 2023, 2022 and 2021, the total amount of profits contributed to these funds by the Group was $0.3 million, $0.1 million and $0.1 million, respectively. As of December 31, 2023 and 2022, the cumulative amount of profits contributed to these funds by the Group was $57.6 million and $57.3 million, respectively.
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
The Sohu Group’s operations are substantially conducted in the Chinese mainland and therefore are subject to Chinese mainland-related political, economic and legal risks. In addition to these risks, the Sohu Group may also have the following concentration risks.
Operation Risk
For the years ended December 31, 2023, 2022 and 2021, there were no revenues from customers that individually represent greater than 10% of the total online advertising revenues.
For the year ended December 31, 2023, revenues from TLBB PC were $321.4 million, accounting for approximately 67% of Changyou’s online game revenues, approximately 66% of Changyou’s total revenues and approximately 53% of the Sohu Group’s total revenues. For the year ended December 31, 2023, revenues from Legacy TLBB Mobile were $55.4 million, accounting for approximately 12% of Changyou’s online game revenues, approximately 11% of Changyou’s total revenues, and approximately 9% of the Sohu Group’s total revenues.
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
Credit Risk
As of December 31, 2023 and 2022, approximately 60% and 62%, respectively, of the Sohu Group’s cash and cash equivalents, short-term investments, and long-term time deposits were held in 14 financial institutions in the Chinese mainland. The remaining cash and cash equivalents, short-term investments and long-term time deposits were held primarily in financial institutions in Hong Kong and Macao.
The Sohu Group holds its cash and bank deposits at financial institutions that are among the largest and most respected in the Chinese mainland and at international financial institutions, with high ratings from internationally-recognized rating agencies. The management chooses these institutions based on their reputations and track records for stability and reported large cash reserves.
As a further means of managing its credit risk, the Sohu Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2023 and 2022, the Sohu Group held its cash and bank deposits in different financial institutions and held no more than approximately 30% and 34%, respectively, of its total cash at any single institution.
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
Relevant laws and regulations of the Chinese mainland permit payment of dividends by Chinese mainland-based operating entities only out of their retained earnings, if any, as determined in accordance with Chinese mainland accounting standards and regulations. In addition, a Chinese mainland-based operating entity is required to annually appropriate 10% of net after-tax
income to the statutory surplus reserve fund (see Note 23) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under the laws and regulations of the Chinese mainland, Chinese mainland-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from Chinese mainland-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2023, the Group had restricted net assets in the amount of $246.7 million.