Form 20-F
period 2024-12-31
Sohu.com Ltd
filed 2025-03-13
CIK 1734107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Beijing 100190
Telephone: (011)
8610-
6272
6666
Email:
IR@sohu-inc.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,065,400 ordinary shares, par value $0.001 per share, as of December 31, 2024.
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issue d by the International Accounting Standards Board ☐	Other ☐
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
☐ Yes ☐ No

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our,” “our company,” the “Company,” the “Sohu Group,” the “Group,” and “Sohu” refer to Sohu.com Limited (or our predecessor Sohu.com Inc., as applicable) and, unless the context requires otherwise, include its subsidiaries and the variable interest entities (“VIEs”) that it consolidates. For a list of the principal VIEs we consolidate, see “Information on the Company - Organizational Structure” in Item 4 of this annual report. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between certain of the VIEs, and/or such VIEs’ nominee shareholders, on one hand, and certain of our subsidiaries, on the other hand. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts. Sohu.com Inc., a Delaware corporation, was dissolved on May 31, 2018 and Sohu.com Limited, which before then was a direct wholly-owned subsidiary of Sohu.com Inc., replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group. See “Information on the Company - History and Development of the Company” in Item 4 of this annual report.

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, par value $0.001 per share;

•	“Cayman Islands Companies Act” refers to the Companies Act (2023 Revision) (as amended or revised from time to time) of the Cayman Islands;

•

“Changyou” refers to Changyou.com Limited, a Cayman Islands exempted company, and, unless the context requires otherwise, includes its subsidiaries and the consolidated VIEs, but excludes Fox Information Technology (Tianjin) Limited (“Video Tianjin”) and its subsidiaries;

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

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023, and 2024.

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

Sogou completed its IPO on the New York Stock Exchange (the “NYSE”) in November 2017, trading under the symbol “SOGO.” On September 23, 2021, our wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”) sold all of the Sogou equity shares owned by Sohu Search to an indirect wholly-owned subsidiary of Tencent at a purchase price of $9.00 per share (the “Tencent/Sohu Sogou Share Purchase”). We received gross consideration of approximately $1.18 billion in cash from the Tencent/Sohu Sogou Share Purchase. As a result of the completion of the Tencent/Sohu Sogou Share Purchase, we no longer have any beneficial ownership interest in Sogou.

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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our position as a leading Chinese online media platform and game business group in the Chinese mainland;

•	our expected development, launch and market acceptance of our products and services;

•	our various initiatives to implement our business strategies to expand our business;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the industries in which we operate, and the volatility of the macroeconomic environment, in the Chinese mainland;

•	regulatory policies in the Chinese mainland relating to the Internet and Internet content providers;

•

the effect that Chinese mainland laws and regulations; regulatory policies in the Chinese mainland; and the views of courts, arbitral tribunals, and other regulatory authorities in the Chinese mainland may have on our ability to rely on contractual rights to effect control and management of the VIEs that are consolidated with us and our ability to consolidate such VIEs’ results of operations, assets, and liabilities in our consolidated financial statements and/or to transfer the revenues of such VIEs to our corresponding Chinese mainland subsidiaries; and

•

the impact of increasing geopolitical instability in general, and recent or future U.S. judicial, executive, legislative, and regulatory activities in particular, on the Chinese economy as well as on investor confidence and the trading prices of securities of Chinese mainland-based companies listed on U.S. stock exchanges, including our ADSs.

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

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with all other parts of this annual report, including the risk factors set forth in Item 3. See “Key Information - Risk Factors.”

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

The table below presents our condensed consolidating schedule of financial position for our top-tier publicly-traded holding company Sohu.com Limited, our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and the VIEs and their subsidiaries that we consolidate under U.S. GAAP (ASC 810) as of the dates presented (in thousands).

	As of December 31, 2023
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents	$2,914	155,057	197,868	6,665	0	362,504
Restricted cash	0	0	1,772	1,412	0	3,184
Short-term investments	0	501,869	77,158	18,743	0	597,770
Accounts receivable, net	0	10,615	28,050	32,953	0	71,618
Prepaid and other current assets	631	15,394	60,432	5,514	0	81,971
Intra-Group receivables due from subsidiaries (1)	531,708	264,426	655,512	502,353	(1,953,999)	0

Total current assets	535,253	947,361	1,020,792	567,640	(1,953,999)	1,117,047

Fixed assets, net	0	47,780	221,075	203	0	269,058
Investment in subsidiaries (2)	805,454	3,389,434	1,186,862	0	(5,381,750)	0
Controlling financial interests in VIEs (3)	0	0	218,907	0	(218,907)	0
Long-term time deposits	0	171,621	216,992	0	0	388,613
Other non-current assets	22,036	24,424	13,794	48,538	(1,412)	107,380

Total assets	$1,362,743	4,580,620	2,878,422	616,381	(7,556,068)	1,882,098

LIABILITIES
Current liabilities:
Accounts payable	$0	8,680	28,013	7,916	0	44,609
Accrued liabilities	1,244	35,353	38,657	28,525	0	103,779
Receipts in advance and deferred revenue	0	4,634	2,237	43,958	0	50,829
Accrued salary and benefits	83	4,042	41,671	4,534	0	50,330
Tax payables	0	931	9,365	1,067	0	11,363
Intra-Group payables due to subsidiaries (1)	118,742	923,205	628,969	283,083	(1,953,999)	0
Other short-term liabilities	0	61,519	6,080	13,883	0	81,482

Total current liabilities	120,069	1,038,364	754,992	382,966	(1,953,999)	342,392

Long-term other payables	0	554	3,370	0	0	3,924
Long-term tax liabilities	183,718	16,120	0	13,021	0	212,859
Deferred tax liabilities	0	253,483	8,032	0	0	261,515
Other non-current liabilities	0	86	2,011	1,445	(1,412)	2,130

Total long-term liabilities	183,718	270,243	13,413	14,466	(1,412)	480,428

Total liabilities	$303,787	1,308,607	768,405	397,432	(1,955,411)	822,820

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity	1,058,956	3,271,691	2,110,017	218,949	(5,600,657)	1,058,956
Noncontrolling interest	0	322	0	0	0	322

Total shareholders’ equity (2)(3)	1,058,956	3,272,013	2,110,017	218,949	(5,600,657)	1,059,278

Total liabilities and shareholders’ equity	$1,362,743	4,580,620	2,878,422	616,381	(7,556,068)	1,882,098

	As of December 31, 2024
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents	$4,130	98,712	44,095	12,990	0	159,927
Short-term investments	0	506,581	219,328	18,589	0	744,498
Accounts receivable, net	0	11,253	15,194	27,315	0	53,762
Prepaid and other current assets	631	21,817	56,160	4,967	0	83,575
Intra-Group receivables due from subsidiaries (1)	532,850	215,567	621,066	118,761	(1,488,244)	0

Total current assets	537,611	853,930	955,843	182,622	(1,488,244)	1,041,762

Fixed assets, net	0	45,028	207,758	74	0	252,860
Investment in subsidiaries (2)	726,968	3,587,925	885,722	347,783	(5,548,398)	0
Controlling financial interests in VIEs (3)	0	0	239,545	0	(239,545)	0
Long-term time deposits	0	173,769	157,521	0	0	331,290
Other non-current assets	22,036	24,831	12,926	50,352	(1,391)	108,754

Total assets	$1,286,615	4,685,483	2,459,315	580,831	(7,277,578)	1,734,666

LIABILITIES
Current liabilities:
Accounts payable	$44	10,430	20,410	5,159	0	36,043
Accrued liabilities	1,245	39,693	31,500	24,700	0	97,138
Receipts in advance and deferred revenue	0	2,619	1,543	46,845	0	51,007
Accrued salary and benefits	83	4,787	39,316	3,046	0	47,232
Tax payables	447	1,945	9,480	2,353	0	14,225
Intra-Group payables due to subsidiaries (1)	163,443	943,867	146,529	234,405	(1,488,244)	0
Other short-term liabilities	0	62,299	3,535	10,488	0	76,322

Total current liabilities	165,262	1,065,640	252,313	326,996	(1,488,244)	321,967

Long-term other payables	0	0	2,807	0	0	2,807
Long-term tax liabilities	199,018	0	0	12,830	0	211,848
Deferred tax liabilities	0	265,862	7,835	0	0	273,697
Other non-current liabilities	0	6	1,600	1,444	(1,391)	1,659

Total long-term liabilities	199,018	265,868	12,242	14,274	(1,391)	490,011

Total liabilities	$364,280	1,331,508	264,555	341,270	(1,489,635)	811,978

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity	922,335	3,353,622	2,194,760	239,561	(5,787,943)	922,335
Noncontrolling interest	0	353	0	0	0	353

Total shareholders’ equity (2)(3)	922,335	3,353,975	2,194,760	239,561	(5,787,943)	922,688

Total liabilities and shareholders’ equity	$1,286,615	4,685,483	2,459,315	580,831	(7,277,578)	1,734,666

The following table presents our condensed consolidating schedules of results of operations for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2022
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	141,118	1,274	591,480	0	733,872
Intra-Group revenues (4)		0	202,250	257,442	27,914	(487,606)	0

Total revenues		0	343,368	258,716	619,394	(487,606)	733,872
Cost of revenues:
Third-party cost of revenues		0	34,125	60,845	96,603	0	191,573
Intra-Group cost of revenues (4)		0	24,232	17,499	104,883	(146,614)	0

Total cost of revenues		0	58,357	78,344	201,486	(146,614)	191,573

Gross profit		0	285,011	180,372	417,908	(340,992)	542,299
Operating expenses:
Third-party operating expenses		2,206	187,875	280,180	72,911	0	543,172
Intra-Group operating expenses (4)		0	9,104	2,662	329,226	(340,992)	0

Total operating expenses		2,206	196,979	282,842	402,137	(340,992)	543,172

Operating profit/(loss)		(2,206)	88,032	(102,470)	15,771	0	(873)
Income/(loss) from subsidiaries (2)		(213)	(71,405)	74,897	0	(3,279)	0
Income/(loss) from VIEs (3)		0	0	2,691	0	(2,691)	0
Non-operating income/(expense)		(7,390)	24,159	37,107	(12,398)	0	41,478

Income/(loss) before income tax expense		(9,809)	40,786	12,225	3,373	(5,970)	40,605
Income tax expense		7,534	40,997	8,733	682	0	57,946

Net income/(loss) from continuing operations		(17,343)	(211)	3,492	2,691	(5,970)	(17,341)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders		0	2	0	0	0	2

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(17,343)	(213)	3,492	2,691	(5,970)	(17,343)

Net loss	$						(17,343)

	Year Ended December 31, 2023
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	51,825	71,645	477,202	0	600,672
Intra-Group revenues (4)		0	2,431	382,418	13,283	(398,132)	0

Total revenues		0	54,256	454,063	490,485	(398,132)	600,672
Cost of revenues:
Third-party cost of revenues		0	30,422	63,914	55,227	(3,806)	145,757
Intra-Group cost of revenues (4)		0	15,178	8,396	86,435	(110,009)	0

Total cost of revenues		0	45,600	72,310	141,662	(113,815)	145,757

Gross profit		0	8,656	381,753	348,823	(284,317)	454,915
Operating expenses:
Third-party operating expenses		2,193	137,111	358,862	44,059	0	542,225
Intra-Group operating expenses (4)		0	1,387	287	282,812	(284,486)	0

Total operating expenses		2,193	138,498	359,149	326,871	(284,486)	542,225

Operating profit/(loss)		(2,193)	(129,842)	22,604	21,952	169	(87,310)
Income/(loss) from subsidiaries (2)		(51,138)	68,616	(122,232)	0	104,754	0
Income/(loss) from VIEs (3)		0	0	23,879	0	(23,879)	0
Non-operating income/(expense)		376	28,873	48,766	3,814	(169)	81,660

Income/(loss) before income tax expense		(52,955)	(32,353)	(26,983)	25,766	80,875	(5,650)
Income tax expense		12,850	19,050	26,633	1,887	0	60,420

Net income/(loss) from continuing operations		(65,805)	(51,403)	(53,616)	23,879	80,875	(66,070)
Less: Net loss from continuing operations attributable to the noncontrolling interest shareholders		0	(265)	0	0	0	(265)

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(65,805)	(51,138)	(53,616)	23,879	80,875	(65,805)

Net income from discontinued operations, net of tax							35,426

Net loss	$						(30,379)

	Year Ended December 31, 2024
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	53,430	60,058	484,911	0	598,399
Intra-Group revenues (4)		0	1,480	359,872	13,468	(374,820)	0

Total revenues		0	54,910	419,930	498,379	(374,820)	598,399
Cost of revenues:
Third-party cost of revenues		0	37,798	70,143	60,678	(2,786)	165,833
Intra-Group cost of revenues (4)		0	14,313	9,582	72,697	(96,592)	0

Total cost of revenues		0	52,111	79,725	133,375	(99,378)	165,833

Gross profit		0	2,799	340,205	365,004	(275,442)	432,566
Operating expenses:
Third-party operating expenses		2,514	147,592	328,228	63,633	0	541,967
Intra-Group operating expenses (4)		0	929	22	274,491	(275,442)	0

Total operating expenses		2,514	148,521	328,250	338,124	(275,442)	541,967

Operating profit/(loss)		(2,514)	(145,722)	11,955	26,880	0	(109,401)
Income/(loss) from subsidiaries (2)		(83,009)	45,173	(140,968)	0	178,804	0
Income/(loss) from VIEs (3)		0	0	21,744	0	(21,744)	0
Non-operating income/(expense)		554	34,576	27,664	(1,561)	0	61,233

Income/(loss) before income tax expense		(84,969)	(65,973)	(79,605)	25,319	157,060	(48,168)
Income tax expense		15,300	17,005	16,190	3,575	0	52,070

Net income/(loss) from continuing operations		(100,269)	(82,978)	(95,795)	21,744	157,060	(100,238)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders		0	31	0	0	0	31

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(100,269)	(83,009)	(95,795)	21,744	157,060	(100,269)

Net loss	$						(100,269)

The following table presents our condensed consolidating schedules of cash flows for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2022
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(10,122)	(229,554)	(177,018)	448,936	0	32,242
Net cash provided by/(used in) transactions with intra-Group entities	0	186,468	259,192	(445,660)	0	0

Net cash provided by/(used in) continuing operating activities	(10,122)	(43,086)	82,174	3,276	0	32,242

Net cash provided by operating activities						32,242
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	0	(340,000)	112,632	(5,421)	0	(232,789)
Net cash provided by/(used in) transactions with intra-Group entities	7,967	605,535	(208,182)	72,497	(477,817)	0

Net cash provided by/(used in) continuing investing activities	7,967	265,535	(95,550)	67,076	(477,817)	(232,789)

Net cash used in investing activities						(232,789)
Cash flows from financing activities:
Net cash used in transactions with third parties	(82,136)	0	0	0	0	(82,136)
Net cash provided by/(used in) transactions with intra-Group entities	72,036	(171,590)	(299,054)	(79,209)	477,817	0

Net cash provided by/(used in) continuing financing activities	(10,100)	(171,590)	(299,054)	(79,209)	477,817	(82,136)

Net cash used in financing activities						(82,136)

	Year Ended December 31, 2023
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(1,631)	(356,837)	(76,861)	409,762	0	(25,567)
Net cash provided by/(used in) transactions with intra-Group entities	0	(13,528)	396,121	(382,593)	0	0

Net cash provided by/(used in) continuing operating activities	(1,631)	(370,365)	319,260	27,169	0	(25,567)

Net cash used in operating activities						(25,567)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	0	(351,792)	75,049	(14,922)	0	(291,665)
Net cash provided by/(used in) transactions with intra-Group entities	3	(1,124,552)	(1,325,496)	73,894	2,376,151	0

Net cash provided by/(used in) continuing investing activities	3	(1,476,344)	(1,250,447)	58,972	2,376,151	(291,665)

Net cash used in investing activities						(291,665)
Cash flows from financing activities:
Net cash used in transactions with third parties	(6,560)	0	0	0	0	(6,560)
Net cash provided by/(used in) transactions with intra-Group entities	9,794	1,355,281	1,112,687	(101,611)	(2,376,151)	0

Net cash provided by/(used in) continuing financing activities	3,234	1,355,281	1,112,687	(101,611)	(2,376,151)	(6,560)

Net cash used in financing activities						(6,560)

	Year Ended December 31, 2024
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(1,469)	(189,550)	(241,663)	384,664	0	(48,018)
Net cash provided by/(used in) transactions with intra-Group entities	0	(12,720)	371,281	(358,561)	0	0

Net cash provided by/(used in) continuing operating activities	(1,469)	(202,270)	129,618	26,103	0	(48,018)

Net cash used in operating activities						(48,018)
Cash flows from investing activities:
Net cash used in transactions with third parties	0	(15,539)	(89,506)	(8,315)	0	(113,360)
Net cash provided by/(used in) transactions with intra-Group entities	(1,142)	(64,471)	177,995	35,788	(148,170)	0

Net cash provided by/(used in) continuing investing activities	(1,142)	(80,010)	88,489	27,473	(148,170)	(113,360)

Net cash used in investing activities						(113,360)
Cash flows from financing activities:
Net cash used in transactions with third parties	(40,875)	0	0	0	0	(40,875)
Net cash provided by/(used in) transactions with intra-Group entities	44,702	226,218	(370,433)	(48,657)	148,170	0

Net cash provided by/(used in) continuing financing activities	3,827	226,218	(370,433)	(48,657)	148,170	(40,875)

Net cash used in financing activities						(40,875)

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

Transfers of Cash Within the Sohu Group

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs (in thousands):

	Year ended December 31,
	2022	2023	2024
Cash paid by the VIEs to our subsidiaries under service agreements	$(478,098)	$(396,728)	$(372,882)
Cash received by the VIEs from our subsidiaries under service agreements	32,438	14,135	14,321
Cash paid by the VIEs to our subsidiaries for intra-Group financing	(79,209)	(101,611)	(48,657)
Cash received by the VIEs from our subsidiaries for intra-Group financing	72,497	73,894	35,788

Risk Factors

Risks Related to Our Business

We are subject to the risks associated with operating in an evolving market.

As a company operating in an evolving Internet market in the Chinese mainland, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	build our businesses successfully;

•	continue to attract users to remain with us and use our products and services;

•	continue to attract a large audience to our matrices and services by expanding the type and technical sophistication of the content and services we offer;

•	maintain and develop a sufficiently large advertiser base for our brand advertising business;

•	maintain and attract online game users by timely updating our existing online games and developing and launching new online games;

•	effectively control our costs and expenses; and

•	attract and retain qualified personnel.

Our operating results are likely to fluctuate significantly and may differ from market expectations.

Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors which could have an adverse impact on our business. We reported an operating loss for both 2023 and 2024 and may continue to suffer operating losses in future years. Our online advertising revenues often fluctuate as our advertisers adjust their allocation of advertising dollars in response to varying business trends and economic cycles within their industries. Our advertisers’ online marketing spending may also be negatively impacted by the general macroeconomic environment in the Chinese mainland, which in turn could negatively impact our online advertising revenues. Also see “- We depend on revenues from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.”

We depend on revenues from Changyou’s PC game TLBB and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.

For the year ended December 31, 2024, 59% of our total revenues and 71% of our online game revenues were derived from TLBB PC and Legacy TLBB Mobile. Despite Changyou’s efforts to improve these two games, game players may nevertheless lose interest in them over time and their popularity, revenues, and profitability may decline accordingly. If Changyou fails to improve and update TLBB PC and Legacy TLBB Mobile on a timely basis, or if Changyou’s competitors introduce more popular games, including mobile games, catering to Changyou’s game-player base, the decline in TLBB PC’s and Legacy TLBB Mobile’s popularity can be expected to accelerate, which could cause a significant decrease in our revenues. If Changyou’s revenues from TLBB PC and Legacy TLBB Mobile continue to decline as they have in recent years, or if Changyou’s online game revenues from games other than TLBB PC and Legacy TLBB Mobile do not grow or if they decrease, our revenues, net income, and operating cash flow will be adversely affected. Furthermore, any interruptions in TLBB PC’s and Legacy TLBB Mobile’s operations could cause significant decreases in our revenues, net income, and operating cash flow.

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

We have many competitors in the Internet market in the Chinese mainland, including 58.com, Alibaba, Archosaur, Autohome, Baidu, Bilibili, BitAuto, Century Huatong (formerly known as Shanda), Cheetah Mobile, Douyin, Douyu, Giant, Hello Group, Huya, IGG, iQIYI, JD, JOYY, Kingsoft, Kuaishou, Leju, Lilith, Mango TV, Meituan, miHoYo, NetDragon, NetEase, Perfect World, Phoenix, Pinduoduo, Rednote, Sina, Tencent, Tencent Music Entertainment, TouTiao, VIPS, Weibo, Xiaomi, and Youku.

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

Further, new competitors may emerge and acquire significant market share. For example, high-quality smaller Internet companies that compete with us in vertical content production and live broadcasting may continue to emerge in the Internet industry with competitive advantages over us, including being led by young entrepreneurs who have a particular understanding of the needs and interests of younger users and, in view of their relatively small size, being able to adapt more easily than we are to rapid changes in the industry by adjusting their product strategies, market focus, and profit models.

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

We are continually developing new products, features and services for our users. The planned timing or introduction of new products, features and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Emerging start-ups may be able to innovate and provide new products, features and services faster than we can. Moreover, we cannot be sure that any of our new products, features and services will achieve widespread market acceptance or generate incremental revenues.

In addition, we may experience difficulties in promoting our new products, features and services as a result of the significant market power of our competitors or any anti-competitive practices they might engage in. As a result, despite considerable efforts in this regard, we may fail to attract and retain users.

As our products and services are currently accessed primarily through mobile phones, tablets, wearable devices and other internet-enabled mobile devices, we believe that we must develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.

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

Our business depends on a strong brand; thus we will not be able to attract users, customers and clients for our products and offerings if we do not maintain and develop our brands.

It is critical for us to maintain and develop our brands so as to effectively expand our user base and our revenues. We believe that the importance of brand recognition will increase as competition for Internet users in the Chinese mainland continues to intensify. In order to attract and retain users and customers, as well as online game players, we may need to substantially increase our expenditures for creating and maintaining brand loyalty. Our success in promoting and enhancing our brands, as well as our ability to remain competitive, will also depend on our success in offering high-quality content, features and functionality. If we fail to promote our brands successfully or if our users or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting users, customers, and online game players.

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

We may be required to record a significant charge to earnings when we reassess our goodwill or intangible assets.

We are required under U.S. GAAP to test for goodwill impairment annually or when an event occurs or circumstances change in a manner that could indicate that the goodwill might be impaired. We are also required to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined. See “Note 13 - Goodwill” of the Notes to Consolidated Financial Statements included in this annual report.

Any changes in accounting rules for share-based compensation, or any changes we make in our employee share incentive plans, may adversely affect our operating results, our stock price and our competitiveness in the employee marketplace.

Our performance is largely dependent on talented and highly skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate and retain highly skilled personnel for all areas of our organization. We have a history of using employee share options and restricted share units to align employees’ interests with the interests of our shareholders and encourage quality employees to join us and retain our quality employees by providing competitive compensation packages. We have adopted guidance on accounting for share-based compensation that requires the measurement and recognition of compensation expense for all share-based compensation based on estimated fair values. As a result, our operating results contain a charge for share-based compensation expense related to employee share options and restricted share units. The recognition of share-based compensation expense in our consolidated statements of comprehensive income has had and will have a negative effect on our reported results and earnings per share, which can in turn negatively affect our ADS price. On the other hand, if we modify or cancel our employee share incentive plans, share-based compensation expense might be minimized but it may also limit our ability to continue to use share-based awards as a tool to attract and retain our employees, which may adversely affect our operations. It is possible that there will be changes in the accounting rules for share-based compensation in the future that could have an adverse effect on our ADS price and our competitiveness in the employee marketplace.

Our failure to manage future development and adapt to evolving industry trends and business models could have an adverse commercial impact on us.

The retention and management of personnel require significant time and resource commitments from us and our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or anticipate our future development, our business could be adversely affected. As we have approximately 4,300 employees, it can be difficult for us to fully monitor each employee’s behavior. In addition, as we have several branch offices in the Chinese mainland, it is harder for us to monitor and regulate the overall behavior of our branch offices or of individual employees at such branch offices, to effectively implement our strategy to local offices and to manage the growth of these local operations. We cannot be certain that we will be able to maintain policies and procedures that are rigorous enough or that we will be able to cause all of our employees or all of our branch offices to behave in conformity with those policies and procedures, or to ensure that our employees will not engage in conduct that could expose us to third-party liability or governmental sanctions, which may limit our future growth and hamper our business strategy. Additionally, our business relies on our reporting and data systems, which have grown increasingly complex due to acquisitions and the diversification and complexity of our business. Our ability to operate our business efficiently depends on these systems, and if we are unable to adapt to these changes, our business could be adversely affected.

Moreover, to keep pace with the developing and evolving Internet industry, we must continually explore new products, services or revenue models for our business. Since we may have limited experience in new business areas, we may fail to manage growth and adapt to industry trends and business models. In addition, we must continue to develop products and services that are adaptable to mobile devices so as to attract users and cause our existing users and advertisers to remain with us. See “- As our products and services are currently accessed primarily through mobile phones, tablets, wearable devices and other internet-enabled mobile devices, we believe that we must develop products and applications for such devices if we are to maintain or increase our market share and revenues, and we may not be successful in doing so.”

If we fail to establish and maintain relationships with content, technology and infrastructure providers, we may not be able to attract and retain users.

We rely on third-party content providers to some extent for high-quality content in order to make our Internet platforms, which include our websites and our applications optimized for mobile devices (“Mobile Apps”), attractive to users and advertisers. To enlarge our video content library, we also produce self-developed video content. Content providers may increase the fees they charge us for their content, and the production costs for our self-developed video content may also rise. These could cause our costs and operating expenses to increase and affect our ability to obtain content at an economically acceptable cost. If we are not able to purchase or produce enough content, our platforms may become less attractive to users and advertisers may choose not to advertise through our Internet platforms. Except for exclusive content that we obtain from certain of our video content providers, much of the third-party content provided to our Internet platforms is also available from other sources or may be provided to other Internet companies. If other Internet companies present the same or similar content in a superior manner, it would adversely affect our user traffic.

We have made efforts to create a culture for user-generated content (“UGC”) and professional generated content (“PGC”), a sub-category of UGC where the content is created by a large group of professional or semi-professional content studios, that will allow and encourage Internet users to play an active role in the process of collecting, reporting, analyzing and disseminating content, and to encourage our users and other content providers to establish and disseminate their content, and interact, through our Internet platforms. We increasingly rely on content provided by UGC and PGC providers to generate user traffic, retain our existing users and attract new users. If we are not able to continue to attract users or other content providers to establish quality content on our Internet platforms, or if the UGC and PGC providers on our Internet platforms are not able to provide quality content that is appealing to Internet users in general, the volume of our user traffic may decrease and our business and prospects may be adversely affected. Also see “- We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.”

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

Our financial, operational, and administrative resources may be inadequate to sustain the growth we want to achieve. As the demands of our users and the needs of our customers change, if there are increases in the number of our users and volume of advertising, requirements for maintaining sufficient servers to provide high-definition online video and to provide game players smooth online game experiences, and/or mobile activities, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our operations effectively, the quality of our services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

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

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. For example, a third-party Internet platform operator might provide its users access to video content on our Internet platforms while blocking Internet advertisements embedded in our video content, which could adversely affect our advertising revenues and our reputation with our current and potential advertising clients. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Our self-developed video content may be disseminated by third parties without our authorization. In addition, under the Patent Law of the People’s Republic of China (the “Patent Law”), the State Council of China (the “State Council”)’s Patent Administration Department may grant a compulsory license to individuals or entities to use one or more of our patents if our exploitation of the patents has been determined to violate the antitrust laws. Furthermore, the validity, enforceability and scope of laws protecting intellectual property in Internet-related industries continue to evolve, and the laws of the countries and regions in which we operate our businesses may not provide sufficient protection of our intellectual property rights. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources. We cannot be certain that judgments from any such lawsuits will be issued in our favor or that any resulting damages will cover our business losses and litigation expenses. If any such lawsuits do not achieve their intended effect, our business and operations may be adversely affected.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.

We cannot be certain that the products, services and intellectual property used in our normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business and have in the past been, and may in the future be, required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages or fines, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question. In addition, it is possible that content on our Internet platforms, which not only includes content developed by us but also provides a platform for a significant amount of content generated by others, may violate the intellectual property rights of third parties. We, as a primary provider of self-developed video content, may incur relatively higher monetary liability if such content is found to have infringed the intellectual property rights of third parties. Also, as we increasingly rely on content provided by third-party PGC and UGC providers on our Internet platforms, either developed by the outlets themselves or adapted from content of parties separate from such outlets, it will become increasingly difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims. Furthermore, regulatory authorities in the Chinese mainland have regularly been drawing attention to issues regarding the infringement of online intellectual property rights. For example, a regulatory program called the “Jian Wang Campaign” aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2024, which was conducted from September through November of 2024 and targeted piracy and other forms of copyright infringement related to unauthorized dissemination of films, short videos, micro-short dramas and online literature works, aimed to strengthen the copyright protection of original works.

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

We have applied for initial registrations in the Chinese mainland and Offshore markets, and/or changes in registrations relating to transfers, of our key trademarks in the Chinese mainland, including Sohu.com, Sohu Fox, www.focus.com.cn, Sohu Focus, GoodFeel, trademarks relating to Changyou products such as ChangYou.com, cyou.com, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. Changyou has the right to use trademarks including TLBB, TLBB logos, TLBB 3D and New TLBB for its PC game TLBB, and TLBB 3D, Legacy TLBB Mobile, TLBB Honor, and New TLBB Mobile for its mobile games under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. We have also applied for patents relating to our business. While we have succeeded in registering the trademarks for most of these marks in the Chinese mainland under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of marks under other classes are still under examination by the Trademark Office of the China National Intellectual Property Administration (the “CNIPA”) and relevant authorities of Offshore markets. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the Patent Office of the CNIPA. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure you that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot be certain that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

We may be subject to claims for invasion of personal privacy, which may force us to incur legal expenses and, if determined adversely to us, disrupt our business.

We allow users to upload written materials, images, pictures and other content on our platforms and download, share, link to audio, video and other content either on our platforms or from other websites through our platforms. Procedures that we have designed to reduce the likelihood that content will be used without proper licenses or third-party consents may not be effective in preventing the unauthorized posting or sharing of content. Further, we cannot be certain that content uploaded or shared by our users is legal and will not violate the privacy of others, and we may be unable to anticipate the existence of such content on our platforms or to implement adequate preventative measures. As a result, we may be subject to claims and legal proceedings relating to violations of the personal privacy of others in the ordinary course of our business and may be required to pay damages or fines or to restrict our activities. See “Governmental Regulation and Legal Uncertainties – Specific Statutes and Regulations – Miscellaneous – Laws and Regulations Related to Consumer Protection and Privacy Protection – Privacy Protection.” Complying with such requirements could cause us to incur substantial expenses or necessitate that we alter or change our practices in a manner that could harm our business.

Data security breaches relating to our platforms could damage our reputation and expose us to penalties and legal liability.

We collect, process, and store on our servers significant amounts of data concerning our users, business partners and employees. Although we have taken steps to protect our user data, our security measures could be compromised, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, we are, and will continue to be, subject to various Chinese mainland regulatory requirements relating to the security and privacy of such data, including existing requirements or requirements that may be imposed on us in the future, making the extent of our responsibility in that regard uncertain. For example, we are subject to the requirements of the Personal Information Protection Law (the “PIPL”), which took effect on November 1, 2021 and emphasizes the importance of processors’ obligations and responsibilities for personal information protection. See “Governmental Regulation and Legal Uncertainties – Specific Statutes and Regulations – Miscellaneous – Laws and Regulations Related to Consumer Protection and Privacy Protection – Privacy Protection.” In addition, the Data Security Law, which took effect on September 1, 2021 (the “Data Security Law”), regulates data processing activities and security. Any organizations or individuals who engage in data processing activities that violate the Data Security Law can be subject to civil, administrative, or criminal penalties depending on the circumstances. On September 24, 2024, the State Council promulgated the Regulations on the Administration of Cyber Data Security (the “Data Security Regulations”), which took effect on January 1, 2025 and impose enhanced requirements on online platform service providers, such as us, with respect to the protection of personal data in connection with data processing activities conducted over the internet. See “Governmental Regulation and Legal Uncertainties – Specific Statutes and Regulations – Miscellaneous – Laws and Regulations Related to Security and Censorship.”

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

From time to time, we have been, and may in the future be, subject to lawsuits brought against us by our competitors, individuals, or other entities. For example, in 2020, a group of plaintiffs brought a lawsuit against Changyou in the Cayman Islands claiming that they were entitled to payment of the fair value of their shares and entitled to assert dissenters’ rights in the Changyou Merger. This lawsuit was stayed pending the outcome of Changyou’s application to determine whether or not the plaintiffs were entitled to exercise appraisal rights in the Changyou Merger. Both the Grand Court of the Cayman Islands, a court of first instance, and the Cayman Islands Court of Appeal ruled in the plaintiffs’ favor, and Changyou appealed to the Judicial Committee of the Privy Council in the United Kingdom (the highest court of appeal). The Judicial Committee of the Privy Council dismissed Changyou’s appeal in a judgment released on March 11, 2025 and the plaintiffs’ case in the Grand Court will now resume.

Where we can make a reasonable estimate of the liability relating to pending litigation against us and determine that an adverse result for us from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, the amount of our estimates may be inaccurate. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition and results of operations, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our financial condition and results of operations.

We face risks related to natural disasters, terrorist attacks, and health epidemics.

Our business has been and could in the future be adversely affected by natural disasters, such as earthquakes, floods, landslides, and tsunamis; terrorist attacks and other acts of violence or war; social instability; and recurrences of outbreaks of previous health epidemics and pandemics such as avian influenza, severe acute respiratory syndrome (or SARS), the Zika virus, the Ebola virus, and COVID-19.

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

We generate a portion of our revenues from the sale of advertising for posting on our Internet platforms. Brand advertising revenues represented approximately 12% and 15% of our total revenues for the years ended December 31, 2024 and 2023, respectively. Our brand advertising revenues rely on the sale of advertising for posting on our Internet platforms, which may be affected by many of the following risk factors:

•

The advertising market in the Chinese mainland is still evolving and changing. Our current and potential advertising clients may not devote a significant portion of their advertising budgets to Internet-based advertising in general, or to us in particular;

•

Changes in regulatory policy could restrict or curtail our brand advertising services. For example, during the last several years, regulatory authorities in the Chinese mainland enacted a series of regulations, administrative instructions, and policies to restrict online medical advertising. As a result of these regulations, we may lose some of our existing medical advertising clients;

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

The operation of our brand advertising services requires us to make substantial expenditures for content, technology, infrastructure, and brand promotion. We may not be able to effectively contain these costs or sell sufficient advertising to recoup our continuing costs, and our relatively limited financial resources compared to those of many of our competitors in the brand advertising market may prevent us from competing effectively.

It has been, and can be expected to continue to be, necessary for us to invest financial, operational, strategic, technological, personnel, and other resources in our brand advertising services. Over the past few years, traffic and user acquisition costs have remained at a high level and have adversely affected our operating results. Although we have worked to control our expenditures for brand advertising services, our total operating costs in this regard may continue to exceed the amount of our revenues derived from our platforms. Further, we compete with providers of popular content and services that have substantially greater financial resources than we do. If we are unable to expend the resources at a level necessary to self-develop or acquire the rights to, and provide on our platforms, quality content, we may not be able to compete effectively against these other popular content and service providers, or maintain or increase the level of our user traffic, which could make our platforms less attractive to advertisers, have a negative impact on our ability to generate revenues, and make it difficult for us to stem our losses from operation of our brand advertising services or to recoup our expenditures.

We may not be able to reverse the decline in revenues from our brand advertising business. If we fail to do so, our brand advertising business may not ever become profitable, and we may not be able to recoup our substantial expenditures for development of the business.

Our brand advertising revenues have declined in recent years. Although the online advertising industry in the Chinese mainland has experienced growth in recent years in terms of both users and content, we cannot be certain that it will continue to grow as it has in the past, if at all. As technology develops, new forms of media may emerge and render our Mobile Apps or websites less attractive to users. Growth of the online advertising industry is affected by numerous factors, such as users’ general Internet experience, technological innovations, development of Internet and Internet-based services, regulatory changes in general and regulations affecting copyright in particular, and the macroeconomic environment. If the online advertising industry in the Chinese mainland does not grow, if our business strategies fail to align with market trends, or if we fail to successfully implement our business strategies, our user traffic may decrease, our advertising revenues may continue to decline, and our business and prospects may be adversely affected. We have allocated and spent, and expect to continue to allocate and spend, substantial financial resources to develop our brand advertising business, which may result in less financial resources being used or available for, and the diversion of management attention and our other resources from, our development of new business opportunities. For us to become profitable, it will be necessary for us to both increase our revenues and control or reduce our expenditures. If we fail to become profitable, we will be unable to recoup our substantial expenditures for the development of our brand advertising business.

As we offer self-developed video content that we develop in house, we face the risk that such self-developed content may not be well received by viewers and/or fail to attract advertisers, and we may not be able to generate sufficient revenues to stem our losses from our online video services or to ultimately recoup our costs.

We have spent, and expect to continue to spend, resources on self-developed video content. However, we are subject to the risk that the quality of our self-developed video content will not be up to our expectations or those of our target viewer audience. If our self-developed video content is not well received by viewers and/or fail to attract sufficient advertising placements from advertisers, or if the development of any such content is not completed as a result of financial, regulatory, or other restraints, we may not be able to recoup our production costs and other expenditures. In recent years, producing self-developed content has become widespread in the online video business in the Chinese mainland. We may continue to face significant competition from other online video platforms with respect to the acquisition of quality and popular intellectual property, such as story lines, plots, and characters, for use in such content and the cost of obtaining such intellectual property will therefore be likely to increase.

We rely on advertising agencies to sell our brand advertising services. As the brand advertising market in the Chinese mainland is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates or to delay payments to us, which would adversely affect our gross margin.

Most of our brand advertising services are distributed by advertising agencies. In 2024, approximately 71% of our brand advertising revenues were derived from advertising agencies, and the five largest advertising agencies in the Chinese mainland contributed approximately 21% of our brand advertising revenues. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. As the brand advertising market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, or to delay payments to us, which could negatively affect our brand advertising growth and the timing of our collection of payments.

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

Our business largely depends on our ability to generate sufficient user traffic through provision of attractive content and products, and to in turn attract advertisers to place advertisements on our Internet platforms. For example, in order to attract and retain users, we have needed, and will continue to need, to expend resources to develop our own or acquire from third parties high-quality video content. In the past, we purchased significant amounts of exclusive video content, including films and TV dramas, through which we generated user traffic, advertising revenues, and revenues from bartering for other video content from other parties or distributing to other third parties. As some films and TV dramas are required to obtain permits from the National Radio and Television Administration (the “NRTA”), the National Film Administration (the “NFA”), or their respective local branches before they are transmitted via the Internet, if we are not able to timely obtain the required permits, users might access pirated versions of such films and TV dramas and become less likely to view them on our Internet platforms when they become available, which would significantly affect the ability of our exclusive video content to attract and retain users, and cause our online traffic and advertising revenues to be lower than we expected.

In order to reduce our video content costs, in recent years we have gradually shifted our strategy from purchasing expensive head content to purchasing lower cost content or developing content in-house, which generally generates less user traffic and revenues than purchased content does and has adversely affected, and may continue to adversely affect, our revenues. We cannot be certain that we will continue to be able to acquire content rights or develop premium content in the future, and our user traffic and revenues generated from such content could be reduced. Moreover, if we fail to produce by ourselves or acquire from third parties high-quality video content, or if video content we develop by ourselves or acquire proves to be less attractive to users than we anticipated, our user traffic and our market share could be adversely effected, which could result in our being unable to maintain or increase our video revenues.

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

We have been involved in litigation based on allegations of infringement of third-party copyrights and other rights, such as privacy and image rights, due to the videos displayed on our Internet platforms. See “- We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.” While we have implemented internal procedures to review videos uploaded by our users and remove promptly from our Internet platforms any infringing videos after we receive infringement notifications from rights owners, due to the significant number of videos uploaded by users, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our Internet platforms has subjected us to, and may in the future subject us to, claims of infringement of third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration (the “NCA”) or its local branches for alleged copyright infringement.

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

Our Internet platforms operations are dependent upon Web browsers, Internet service providers, content providers and other Internet platforms operators in the Chinese mainland. Our users may experience difficulties due to system failures unrelated to our systems and services. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, as a result of increased traffic or otherwise, could reduce our user satisfaction, our future traffic and our attractiveness to users and advertisers.

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

We store on cloud-based servers that we lease from third-party operators, and transmit over the Internet, considerable and continually increasing amounts of data in connection with our service offerings, much of which is essential to the operation of our business and some of which is highly confidential information concerning our business and our users. Any breaches by hackers of cloud-based servers that we lease from third-party operators could cause disruptions in our service or operations, any of which could have an adverse impact on our businesses, our revenues, and our reputation among our customers, suppliers, and business partners. In order to minimize the likelihood of such breaches as the amount of confidential and sensitive data that we transmit increases, we will need to expend considerable resources to maintain and enhance the effectiveness of our security systems and to monitor and manage potential security risks associated with our use of third-party cloud-based servers and related services.

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

The MIIT issued a circular in 2006 that emphasizes restrictions on foreign investment in value-added telecommunications businesses. In addition, a notice issued in 2009 by the SAPPRFT, the NCA, and the National Office of Combating Pornography and Illegal Publications states that foreign investors are not permitted to invest in online game operating businesses in the Chinese mainland or to exercise control over or participate in the operation of such businesses through indirect means. While we are not aware of any internet company which uses the same or similar contractual arrangements as we do having been penalized or ordered to terminate operations by authorities in the Chinese mainland claiming that the arrangements constituted foreign investment in value-added telecommunication services or a kind of control over or participation in the operation of online game operating businesses through indirect means, it is unclear whether and how the various regulations of the authorities in the Chinese mainland might be interpreted or implemented in the future. For a detailed discussion of Chinese mainland regulations, notices and circulars with respect to such restrictions, see “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies” and “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Online Game Services - Online Games and Cultural Products.”

In addition, pursuant to the Notice on Establishing a Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“Circular 6”), which was promulgated by the General Office of the State Council in February 2011, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. Pursuant to the Rules on Implementation of Security Review System, which were promulgated by the Ministry of Commerce (the “MOFCOM”) and became effective on September 1, 2011 (the “MOFCOM Security Review Rules”), foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or Offshore transactions. These national security review-related regulations are relatively new and there is a lack of clear statutory interpretation regarding the implementation of the rules, and authorities in the Chinese mainland may interpret these regulations to mean that the transactions implementing our VIE structures should have been submitted for review. For a discussion of these Chinese mainland national security review requirements, see “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Miscellaneous - Regulation of M&A and Overseas Listings.”

The Law of the People’s Republic of China on Foreign Investment (the “Foreign Investment Law”) currently does not explicitly categorize contractual arrangements as a form of foreign investment. However, the Foreign Investment Law provides that foreign investment includes “foreign investors’ investment in the Chinese mainland through any other methods specified by laws, administrative regulations, or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” The Implementing Regulations of the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements. There is no assurance that future laws, administrative regulations or provisions of the State Council would not count contractual arrangements as a form of foreign investment. For a detailed discussion of Chinese mainland regulations with respect to wholly foreign owned subsidiaries that are incorporated in the Chinese mainland (“WFOEs”) and any subsidiaries that, although not wholly foreign owned, are considered to be foreign owned, see “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Requirements for Establishment of WFOEs.”

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

As of December 31, 2024, we had outstanding long-term loans of $10.9 million to Dr. Charles Zhang and to certain Chinese mainland entities owned by Dr. Zhang and/or certain other employees. These long-term loans were used by them to finance their investments in the equity of Beijing Century High-Tech Investment Co., Ltd. (“High Century”), Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”), Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”), and Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”), which are the principal VIEs, not owned by us or our subsidiaries, that are used to facilitate our participation in telecommunications, internet content, online games and certain other businesses in the Chinese mainland where foreign ownership is either prohibited or restricted.

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

As all of our contractual arrangements with the VIEs and/or their shareholders are governed by Chinese mainland law and provide for the resolution of disputes through arbitration in the Chinese mainland, they would be interpreted in accordance with Chinese mainland law and any disputes would be resolved in accordance with Chinese mainland legal procedures. We would have to rely for enforcement on legal remedies under Chinese mainland law, including specific performance, injunctive relief or damages, which might not be effective. For example, if we sought to enforce the equity interest purchase right agreements for the transfer of the shareholders’ equity interests in any of the VIEs and the transferee was a foreign company, the transfer would be subject to approval by regulatory authorities in the Chinese mainland such as the MIIT and the MOFCOM, and the transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. As these regulatory authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our contracts with the VIEs and/or their shareholders might not be enforceable in the Chinese mainland if regulatory authorities, courts or arbitral tribunals in the Chinese mainland took the view that such contracts contravened Chinese mainland law or were otherwise not enforceable for public policy reasons. As of the date of the filing of this annual report, the validity and enforceability of the types of contracts that we have with the VIEs and/or their shareholders, or, to our knowledge, of similar contracts used by other Chinese mainland-based companies, have never been considered or determined by a court in the Chinese mainland. Accordingly, we cannot assure you that these contracts are valid and enforceable in the Chinese mainland. In the event we were unable to enforce these contractual arrangements, we would no longer have a controlling financial interest (as defined under U.S. GAAP) in the VIEs, and our ability to conduct our business, and our financial condition and results of operations, would be severely adversely affected.

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

Our interest in our subsidiaries, such as our wholly-owned subsidiary Changyou, could be diluted by any implementation of equity incentive plans in the future. Shares reserved under any such plan, if and when issued, would reduce our percentage interests in Changyou. The issuance of these reserved shares or the occurrence of any of such other dilutive events with respect to Changyou in the future would cause our share of the earnings of the affected subsidiary to be reduced.

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

The economic system of the Chinese mainland may differ from those of others, such as the countries belonging to the Organization for Economic Cooperation and Development, in a number of respects, including:

•	structure;

•	level of government involvement;

•	level of development;

•	level of capital reinvestment;

•	growth rate;

•	control of foreign exchange; and

•	methods of allocating resources.

The government of the Chinese mainland plays an important role in regulating the development of industry and has significant influence over the economic growth of the Chinese mainland. We cannot predict the future effect on our business or results of operations of any economic reforms and macroeconomic measures adopted by regulatory authorities in the Chinese mainland.

The economy of the Chinese mainland has grown significantly in the past. However, the rate of growth has been uneven across different geographic areas, among various sectors of the economy, and during different periods, and the overall rate of growth has slowed in recent years. Any potential prolonged slowdown or contraction in the Chinese mainland economy may reduce the demand for our services and influence our business and operating results. The government in the Chinese mainland has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, such as interest rate adjustments aimed at preventing the economy from overheating or developing chaotically, could benefit the Chinese mainland’s overall economy but have an adverse effect on us.

The evolving legal system of the Chinese mainland presents uncertainties, which could limit the legal protections available to us and you.

The legal system of the Chinese mainland is a civil law system based on written statutes, in which decided legal cases have limited precedential value. In 1979, the government in the Chinese mainland began to promulgate a comprehensive system of laws and regulations governing economic matters in general, which is still evolving. Our Chinese mainland operating subsidiaries Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”), Beijing Sohu New Era Information Technology Co., Ltd., (“Sohu Era”), and Beijing AmazGame Age Internet Technology Group Co., Ltd. (“AmazGame”) are WFOEs, which are enterprises incorporated in the Chinese mainland and wholly-owned directly by our indirect Offshore subsidiaries. Our Chinese mainland operating subsidiary Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”) is jointly owned by our direct wholly-owned Offshore subsidiary Sohu.com (Hong Kong) Limited and our Chinese mainland-based subsidiary Video Tianjin, which is jointly owned by two of our indirect wholly-owned subsidiaries in the Chinese mainland and Gamease, one of the principal VIEs that we consolidate. Those WFOEs and Sohu Media, and their direct and indirect Chinese mainland subsidiaries, are subject to applicable laws and regulations of the Chinese mainland with respect to foreign investment in the Chinese mainland. In addition, all of the VIEs and their subsidiaries that we consolidate under U.S. GAAP (ASC 810) are incorporated in the Chinese mainland and are subject to all applicable laws and regulations of the Chinese mainland. Because the promulgation of the comprehensive legal system for the Chinese mainland began relatively recently and is still evolving, the interpretation and enforcement of many of the applicable laws and regulations involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, a difference in interpretation of the applicable law between the relevant regulatory authority in the Chinese mainland and us may lead to penalties imposed on us. For example, under current tax laws and regulations of the Chinese mainland, in order to be entitled to the preferential tax treatment afforded to HNTEs we are responsible for conducting a self-assessment and filing required supporting documentation with tax authorities. However, we may be found to be in violation of the tax laws and regulations based on the interpretations and determinations of local accreditation authorities with regard to the qualification of HNTEs or of local tax authorities with regard to the applicable conditions for preferential tax treatment, and therefore we might be subject to penalties, including revocation of the preferential tax treatment we have enjoyed. In addition, we cannot predict the effect of future developments in the legal system of the Chinese mainland, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

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

The Catalogue of Classification of Internet Audio-Video Program Services (Trial) issued by the SAPPRFT on March 17, 2010 and amended on March 10, 2017, classifies the business of providing public program searching and watching services through the Internet to the public as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. The VIE Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”) received a renewal of a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT on June 20, 2023. In addition, Sohu’s businesses are operated under various Internet platforms, such as sohu.com, and focus.cn, but current laws and regulations of the Chinese mainland are lack of clear provisions indicating whether it is permissible to provide video services over several Internet platforms that are owned by a single company under one permit and the NRTA might claim that such operation under one permit is not allowed under the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services. If the NRTA were to make such a claim, we could face penalties from the NRTA, such as fines, cancellation of our existing permit, or the forced discontinuation or restriction on our video services or even our operations. If we are ordered to suspend our services, our user traffic will be reduced and therefore our revenues will be negatively affected.

Current laws and regulations of the Chinese mainland require an Internet publishing license for the provision of online game services. Because our Chinese mainland-based subsidiaries and their direct and indirect subsidiaries are not allowed by Chinese mainland law to obtain such a license, the VIEs Gamease and Guanyou Gamespace obtained such licenses instead. Gamease received a renewal of its Internet publishing license from the National Press and Publication Administration (the “NPPA”) on February 29, 2024. As of the date of the filing of this annual report, Guanyou Gamespace’s Internet publishing license has expired, and Guanyou Gamespace is in the process of applying for renewal of its license. There is uncertainty as to whether Guanyou Gamespace will be able to renew such license.

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

Regulatory authorities in the Chinese mainland regularly enhance the enforcement of anti-monopoly laws and regulations and the related supervision of Internet platform operators. On February 7, 2021, the Anti-Monopoly Committee of the State Council issued the Anti-Monopoly Guidelines for the Platform Economy Sector (the “Platform Guidelines”), which provide guidance on competition and compliance for companies operating in Internet-related businesses. Further, on June 24, 2022, the Standing Committee of the National People’s Congress amended the Anti-Monopoly Law of the People’s Republic of China (as amended, the “Anti-Monopoly Law”), which became effective on August 1, 2022. In addition, in recent years, the State Administration for Market Regulation (the “SAMR”) imposed administrative penalties on a number of Internet companies in anti-monopoly cases. We do not expect that the regulatory requirements under the anti-monopoly laws and regulations of the Chinese mainland will have a material impact on our business and results of operations, and as of the date of the filing of this annual report, we have not been subject to any penalties or other administrative actions in connection with any anti-monopoly violation. However, due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of the competition laws and regulations of the Chinese mainland, the enhanced regulatory requirements may increase our compliance burden in our already highly-regulated industry.

In recent years, regulatory authorities in the Chinese mainland have enacted or published for public comment a series of laws and regulations related to cybersecurity and data security, such as the Internet Security Law of the People’s Republic of China (the “Internet Security Law”), which was enacted by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017; the Data Security Law, which took effect on September 1, 2021; the Regulations on Security Protection of Critical Information Infrastructure (the “CII Regulations”), which were promulgated by the State Council on July 30, 2021 and became effective on September 1, 2021; the Data Security Regulations, which were promulgated by the State Council on September 24, 2024 and became effective on January 1, 2025; and the Measures for Cybersecurity Review, which were promulgated on December 28, 2021 and took effect on February 15, 2022 (the “Measures for Cybersecurity Review,” together with the Internet Security Law, the CII Regulations and the Data Security Regulations, the “Cybersecurity Laws”), while intensifying oversight and enforcement actions. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Miscellaneous - Laws and Regulations Related to Security and Censorship.” The laws and regulations governing cybersecurity and data security in the Chinese mainland are relatively new and evolving rapidly, and the relevant regulatory authorities in the Chinese mainland have wide discretion in their interpretation and enforcement, which involve uncertainties. For example, the Measures for Cybersecurity Review provide that the following activities are subject to cybersecurity review: (i) purchases of network products and services by critical information infrastructure operators (“CIIOs”) that impact or may impact national security; (ii) listings abroad by Internet platform operators holding personal information of over one million users; and (iii) data processing activities by Internet platform operators that affect or may affect national security. However, it is not clear under the current regulations how it is determined whether a purchaser of network products and services is a CIIO, whether an Internet platform operator holds personal information of over one million users, or the precise circumstances under which a data processor may be subject to such review. We have not been required to go through any cybersecurity review by the CAOC under the Cybersecurity Laws as currently in effect; and we believe that we are unlikely to be required by the CAOC to go through cybersecurity reviews due to the facts that (i) our ADSs were listed on Nasdaq before the Cybersecurity Laws went into effect, and the Cybersecurity Laws do not require Internet platform operators that hold personal information of over one million users to file supplemental applications for cybersecurity reviews of such operators’ previous issuances of their securities to foreign investors that occurred before the Cybersecurity Laws went into effect; (ii) the competent regulatory and supervisory authorities in the Chinese mainland are required under the CII Regulations to identify critical information infrastructure and the CIIOs of such critical information infrastructure, and to notify all CIIOs that have been so identified, and we have not received any such notice; (iii) the nature of the data that we process in our business is such that it is unlikely that Chinese mainland authorities would conclude that such data impact or may impact national security; and (iv) we have not been required to go through a cybersecurity review initiated by the CAOC, nor are we aware of any preliminary investigation of our company by the CAOC that might lead to such a review. However, we cannot assure you that the CAOC will not initiate a cybersecurity review on us under the Cybersecurity Laws.

On July 6, 2021, several authorities in the Chinese mainland jointly promulgated the Opinions on Strictly Combating Illegal Securities Activities in Accordance with the Law, which called for enhanced administration and supervision of Chinese mainland-based companies listing outside of the Chinese mainland, proposed to revise the relevant regulations governing the issuance and listing of shares outside of the Chinese mainland by such companies, and clarified the related responsibilities of competent industry regulators and regulatory authorities in the Chinese mainland. On February 24, 2023, the China Securities Regulatory Commission (the “CSRC”) published the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offerings and Listings by Chinese Mainland Domestic Companies (the “Archives Rules”), which took effect on March 31, 2023. The Archives Rules apply to indirect Offshore offerings and listings by Chinese mainland domestic companies. Under the Archives Rules, if a Chinese mainland domestic company wishes to provide or publicly disclose to investment bankers, other securities and investment services providers, or regulators outside of the Chinese mainland (i) any information or materials that contain state secrets or work secrets of any regulatory authorities in the Chinese mainland or (ii) any other information or materials leakage of which could have an adverse impact on national security or the public interest, the company must obtain approval from, and/or comply with filing or other regulatory requirements of, relevant authorities in the Chinese mainland before any such provision or disclosure. Accordingly, we will be required to make a filing with and obtain advance approval of relevant regulatory authorities with respect to any plans we may have for provision to investment bankers, other securities and investment services providers or to regulators outside of the Chinese mainland, or public disclosure, of information or materials that could be determined by such authorities to contain state secrets or work secrets of any regulatory authorities in the Chinese mainland or dissemination of which could have an adverse impact on national security or the public interest. Any failure to obtain such advance approval could subject us to severe penalties.

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

On February 5, 2024, the NRTA promulgated the Notice on Further Coordinating Development and Safety to Promote the Healthy and Prosperous Development of the Internet Micro-short Dramas Industry (the “Micro-short Drama Notice”) to implement a classification and grading review system for micro-short dramas, a rapidly growing video format on Chinese mainland Internet platforms, based on the levels of investment in micro-short dramas specified in the guidelines. The Micro-short Drama Notice stipulates that online audiovisual platform operators, such as us, are responsible for content management and review for certain micro-short dramas with a total investment of less than RMB300,000 (or approximately $42,146) that are not identified as highly recommended for purposes of marketing and business promotion on their platforms or otherwise specifically promoted on their home page or screen. If the NRTA finds that we have failed to fulfill these responsibilities, we may have to take down from our platforms the relevant micro-short dramas and face other penalties, which could result in the loss of users and user traffic on our platforms.

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

The Chinese mainland has enacted regulations governing Internet access and the distribution of news and other information. Regulatory authorities in the Chinese mainland may stop the distribution of information over the Internet that they believe violates Chinese mainland law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not be able to publish certain news items, such as news that compromises national security, without permission from regulatory authorities in the Chinese mainland. Furthermore, the Ministry of Public Security (the “MPS”) has the authority to make any local Internet service provider block any website maintained outside the Chinese mainland at its sole discretion. If regulatory authorities in the Chinese mainland were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

We are also subject to potential liabilities for content on our Internet platforms that is deemed inappropriate and for any unlawful actions of our content providers and other users of our systems under regulations promulgated by the MIIT, such potential liabilities including the imposition of fines or even the shutting down of the Internet platforms.

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

Regulation of the distribution of information in the Chinese mainland may adversely affect our business.

Authorities in the Chinese mainland have enacted regulations governing Internet access and the distribution of news and other information. For example, the MIIT has published regulations that subject online information providers to potential liability for content included in their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese mainland law prohibiting the distribution of content deemed to be socially destabilizing. Furthermore, because many Chinese mainland laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve uncertainty. In addition, the legal system of the Chinese mainland is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases an Internet platform operator may have difficulties determining the type of content that may subject it to liability.

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

The National Administration of State Secrets Protection (the “State Secrets Protection Bureau”) is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. Under the applicable regulations, we may be held liable for any content transmitted on our portal. Furthermore, where the transmitted content clearly violates Chinese mainland law, we will be required to delete it. Moreover, if we consider transmitted content suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, we may be shut down. In addition, the State Secrets Protection Bureau has adopted regulations stipulating that Internet companies, such as us, that provide bulletin board systems, chat rooms or similar services must apply for the approval of the State Secrets Protection Bureau. As the implementing rules of these regulations have not been issued, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

We may be adversely affected by the Chinese mainland regulatory authorities’ ongoing crackdown on Internet pornographic content.

Regulatory authorities in the Chinese mainland have stringent prohibitions on online pornographic information and has launched several crackdowns on Internet pornography. On December 4, 2009, the MIIT and three other regulatory authorities in the Chinese mainland jointly issued the Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media (the “Anti-Pornography Notice”) to further crackdown on online pornography. Pursuant to this Anti-Pornography Notice, rewards of up to RMB10,000 will be provided to Internet users who report websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. On April 13, 2014, the National Working Group on Anti-Pornography and three other regulatory authorities in the Chinese mainland jointly issued the Anti-Pornography Proclamation, under which Internet service providers must immediately remove texts, images, video, advertisements and other information that contain pornographic content. The relevant regulatory authority in the Chinese mainland may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. Although we require all users upon account registration to agree to our terms of service, which specify the types of content that are prohibited on our platforms, and we have deleted from our relevant channels and communities all Web pages with material that we believe could reasonably be considered to be vulgar and have strengthened our internal censorship and supervision of links and content uploaded by users, it is possible that our users may engage in obscene conversations or activities on our platforms that may be deemed illegal under laws and regulations of the Chinese mainland. For example, we provide a live broadcasting video platform for users, and because the video and audio communication on this platform is conducted in real time, we are unable to examine the content generated by our hosts and users on air before the content is streamed on the platform. There is no assurance that content considered vulgar by regulatory agencies in the Chinese mainland will not appear in the future. We may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platforms, if we are deemed under the laws and regulations of the Chinese mainland to have facilitated the appearance of inappropriate content placed by third parties on our platforms. In addition, if we are accused by any regulatory authority of hosting vulgar content, our reputation could be adversely affected.

Regulations relating to the online transmission of foreign films and TV dramas may adversely affect our business.

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

The promulgation of the September 2014 SAPPRFT Notice has had, and may continue to have, an adverse impact on our business. If we are not able to obtain the required SAPPRFT approval in time, there will be a delay in our ability to broadcast such foreign films and TV dramas on our Internet platforms and in our generation of revenues from such films and TV dramas. We are also subject to the risk that users might access pirated versions of such films and TV dramas during any such delay, and become less likely to view them on our Internet platforms when they become available, which would cause our online traffic and corresponding revenues to be lower than we expected. If we fail to obtain the required approval by the SAPPRFT, we may not be able to recoup the costs we spent in acquiring the broadcasting rights of, and marketing, those films and TV dramas. In addition, it could be necessary for us to recognize impairment charges related to foreign films and TV dramas we have purchased. The requirement of a minimum ratio of domestic video content to foreign-sourced content in the September 2014 SAPPRFT Notice may require us to purchase more domestic video content in order for us to be permitted to maintain a sufficient portfolio of online foreign films and TV dramas. If, on the other hand, we respond to the minimum ratio requirement of the September 2014 SAPPRFT Notice by reducing our purchases of foreign films and TV dramas, our attraction to users, traffic or advertisers on our online video Internet platforms could be reduced, resulting in a decrease in our revenues.

Regulation and censorship of live broadcasting services in the Chinese mainland may adversely affect our business.

As live broadcasting has surged in popularity in the Chinese mainland, regulatory authorities in the Chinese mainland have increased their efforts to regulate it. The Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”) issued an Online Performance Notice, which became effective on July 1, 2016, and issued the Online Performance Measures, which became effective on January 1, 2017; the CAOC issued the Provisions on the Administration of Online Live Social Video Services (the “Live Social Video Provisions”), which became effective on December 1, 2016; and the MIIT and several other regulatory authorities in the Chinese mainland issued a Notice on Strengthening the Administration of Live Online Social Video Services on August 1, 2018, providing for the administration and censorship of live broadcasting. The Live Social Video Provisions require us to implement procedures to detect and block illegal, fraudulent and inappropriate content and activities conducted through our live broadcasting platform. Although we have implemented procedures for our live broadcasting platform designed to detect and prevent material and activity that we believe could reasonably be considered to be prohibited, it is possible that hosts and users of our platforms may distribute content and engage in activities that may be deemed illegal, but that we do not detect and identify as such. If regulatory authorities in the Chinese mainland believe that illegal or inappropriate activities haven been conducted through our live broadcasting platform, or if there is negative media coverage concerning our platforms, the authorities in the Chinese mainland may hold us liable for non-compliance and subject us to administrative penalties or other sanctions, which could cause our business to suffer or have an adverse effect on our user base. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Online Cultural Products.”

Regulations relating to Offshore investment activities by residents of the Chinese mainland may limit our ability to acquire Chinese mainland-based companies and could adversely affect our business.

In July 2014, the State Administration of Foreign Exchange (the “SAFE”) promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles (“Circular 37”), which replaced the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (“Circular 75”), promulgated by the SAFE in October 2005. Circular 37 requires residents of the Chinese mainland, including institutions and individuals of the Chinese mainland, to register with the local SAFE branch in connection with their direct establishment or indirect control of an Offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or Offshore assets or interests. Residents of the Chinese mainland must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by individuals of the Chinese mainland, share transfer or exchange, merger, division or other material event. In February 2015, the SAFE promulgated the Circular for Further Simplifying and Improving Policies of Foreign Exchange Administration Applicable to Direct Investment, which provides that effective June 2015 designated local banks are delegated authority under Circular 37 to review and process Chinese mainland residents’ applications for their initial foreign exchange registrations or amendments to their registrations in connection with their overseas direct investments. Under these regulations, Chinese mainland residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese mainland-based entity, including the payment of dividends and other distributions to its Offshore parent, as well as restrictions on capital inflows from the Offshore entity to the Chinese mainland-based entity, including restrictions on the ability to contribute additional capital to the Chinese mainland-based entity.

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

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC and the related Implementation Rules issued by the SAFE, all foreign exchange transactions involving an employee share incentive plan, share option plan or similar plan participated in by citizens of the Chinese mainland may be conducted only with the approval of the SAFE. Under the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (the “Offshore Share Incentives Rule”), issued by the SAFE on February 15, 2012, citizens of the Chinese mainland who are granted share options, restricted share units, or restricted shares by an Offshore publicly listed company are required to register with the SAFE or its authorized branch and comply with a series of other requirements. The Offshore Share Incentives Rule also provides procedures for registration of incentive plans, the opening and use of special accounts for the purpose of participation in incentive plans, and the remittance of funds for exercising options and gains realized from such exercises and sales of such options or the underlying shares, both outside and inside of the Chinese mainland. We, and any of our employees or members of our Board of Directors who are citizens of the Chinese mainland and have been granted share options, restricted share units, or restricted shares, are subject to the Administration Measures on Individual Foreign Exchange Control, the related Implementation Rules, and the Offshore Share Incentives Rule. Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle’s equity incentives granted to residents of the Chinese mainland, there remains uncertainty with respect to its implementation. If we, or any of our employees or members of our Board of Directors who are citizens of the Chinese mainland and receive or hold options, restricted share units or restricted shares in us or any of our subsidiaries, fail to comply with these registration and other procedural requirements, we may be subject to fines and other legal or administrative sanctions.

If the status of certain of our Chinese mainland subsidiaries and the VIEs as “HNTEs” or “Software Enterprises” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid tax and may be subject to a higher tax rate, which would adversely affect our results of operations.

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

There are uncertainties regarding future interpretation and implementation of the laws and regulations of the Chinese mainland governing these preferential income tax rates. It is possible that the HNTE and Software Enterprise qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their Value-added Tax (“VAT”), will be challenged by higher level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the applicable tax laws and regulations. If our subsidiaries and the VIEs that we have consolidated under U.S. GAAP (ASC 810) that have qualified as HNTEs or Software Enterprises, cannot qualify for such preferential income tax status in the future, our effective income tax rate will be increased significantly and we may have to pay additional income tax to make up the previously unpaid tax, which would reduce our net income.

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

Under the Implementing Regulations for the Corporate Income Tax Law, Chinese mainland income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” not having an establishment or place of business in the Chinese mainland, or which do have such establishment or place of business but whose relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the Chinese mainland. Similarly, any profits realized through the transfer of shares by such investors are also subject to 10% Chinese mainland income tax if such profits are regarded as income derived from sources within the Chinese mainland. It is unclear whether dividends we pay with respect to our shares, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the Chinese mainland and be subject to Chinese mainland tax. If we are required under the Implementing Regulations for the Corporate Income Tax Law to withhold Chinese mainland income tax on dividends payable to our non-Chinese mainland investors that are “non-resident enterprises,” or if you are required to pay Chinese mainland income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

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

In 2022, 2023 and 2024, the RMB exchange rate against the U.S. dollar depreciated significantly. The center point of the official RMB to U.S. Dollar trading band was 6.3629 in January 2022 and 6.9852 in December 2022, representing depreciation of approximately 9.8% in 2022; the center point of the official trading band was 6.8020 in January 2023 and 7.1024 in December 2023, representing depreciation of approximately 4.4% in 2023; and the center point of the official trading band was 7.1058 in January 2024 and 7.1884 in December 2024, representing depreciation of approximately 1.2% in 2024. This depreciation in 2022, 2023, and 2024 led to a relative decline in our revenues reported in U.S dollars for 2022, 2023, and 2024.

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

Starting in 2011, we and the Chinese mainland/Hong Kong-based affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese mainland law. As a result, before 2022 the PCAOB was not able to conduct to its satisfaction inspections of independent registered public accounting firms based in the Chinese mainland and Hong Kong, including our independent registered public accounting firm, and we and investors in our ADSs were deprived of the potential benefits of such inspections. Although the PCAOB reported on December 15, 2022 that it has been able to inspect the big four accounting firms based in the Chinese mainland and Hong Kong, including our registered public accounting firm, to its satisfaction, we cannot assure you that the PCAOB will be able to continue conducting such inspections to its satisfaction in the future, as this may be affected by factors, such as increasing geopolitical instability, that are beyond our control or the control of our independent registered public accounting firm. The lack of such inspections in the future could cause investors and potential investors in our ADSs to lose confidence in our registered public accounting firm’s audit and quality control procedures, our reported financial information, and the quality of our financial statements, and cause the market value of our ADSs to decline significantly.

The U.S. Holding Foreign Companies Accountable Act, which was signed into law by the U.S. President in December 2020, could result in the prohibition of the trading of our ADSs on Nasdaq, any other U.S. securities exchange, or in the U.S. over-the-counter markets.

On December 18, 2020, the U.S. President signed the Holding Foreign Companies Accountable Act (as amended on December 29, 2022, the “HFCAA”). The HFCAA, among other things, directs the SEC to prohibit trading on U.S. stock exchanges and in the U.S. over-the-counter markets the securities of foreign-based companies if their financial statements are audited by accounting firms that the PCAOB determines it has been unable to inspect or investigate completely for a period of two consecutive audit years (“Non-Inspection Years”), because of a position taken by the authorities in a foreign jurisdiction in which the accounting firms are based (each accounting firm so determined by the PCAOB, a “PCAOB-Identified Firm”). On November 5, 2021, the SEC approved a PCAOB rule that provides a framework for the PCAOB to determine, pursuant to the HFCAA, whether an accounting firm is a PCAOB-Identified Firm. On December 2, 2021, the SEC announced that it was finalizing interim rules providing for, among other things, procedures to identify issuers that filed their annual reports with audit reports issued by PCAOB-Identified Firms (each issuer so identified by the SEC, a “Commission-Identified Issuer”) and prohibiting the trading of the securities of Commission-Identified Issuers if they are identified as such by the SEC for the number of Non-Inspection Years specified under the HFCAA. On December 16, 2021, the PCAOB reported to the SEC (the “2021 PCAOB Determination”) that the PCAOB had determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, because of a position taken by the authorities in the Chinese mainland and in Hong Kong, and identified the accounting firms that were subject to the 2021 PCAOB Determination, which included our independent registered public accounting firm. On May 4, 2022, we were identified by the SEC as a Commission-Identified Issuer, because we filed with the SEC our annual report on Form 20-F for the year ended December 31, 2021, which included financial statements audited by our registered public accounting firm, which was then on the list of PCAOB-Identified Firms. On August 26, 2022, the PCAOB entered into an agreement with the CSRC and the Ministry of Finance of China (the “PCAOB/China Audit Agreement”) that provides a framework for the PCAOB’s inspection and investigation of registered public accounting firms headquartered in the Chinese mainland and in Hong Kong. On December 15, 2022, the PCAOB reported to the SEC that, after conducting extensive and thorough inspections and investigations under the PCAOB/China Audit Agreement, the PCAOB had determined that it had been able to conduct inspections and investigations to its satisfaction and that those registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, including our registered public accounting firm, that were previously subject to the 2021 PCAOB Determination were no longer identified as PCAOB-Identified Firms. As a result, we were not identified by the SEC as a Commission-Identified Issuer in 2023 and 2024. However, the PCAOB may make determinations in the future under the HFCAA identifying registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, including our registered public accounting firm, as PCAOB-Identified Firms, if the PCAOB concludes that authorities in the Chinese mainland have not fully performed their obligations under the PCAOB/China Audit Agreement. If that were to occur in the future, we would be likely to again be identified by the SEC as a Commission-Identified Issuer. If we were to be so identified in the future and continued as such for a period of two consecutive years, the SEC would be required by the HFCAA to prohibit trading of our ADSs and ordinary shares on Nasdaq, any other U.S. securities exchange, and in the over-the-counter market, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, which could cause our ADSs to lose all of their market value.

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

The trading prices of our ADSs, which are traded on the Nasdaq Global Select Market, have been volatile in recent years. During 2022, the trading price of our ADSs ranged from a low of $12.87 to a high of $20.02. During 2023, the trading price of our ADSs ranged from a low of $7.80 to a high of $17.25. During 2024, the trading price of our ADSs ranged from a low of $8.79 to a high of $17.24. On February 21, 2025, the closing price of our ADSs was $14.45 per ADS.

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

The price for our ADSs may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the implementation of any share repurchase programs that our Board of Directors has authorized and may authorize in the future, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions. Further, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, all of whom have been granted share options or other share incentive awards.

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

ADS holders will experience dilution to the extent that additional ordinary shares are issued upon exercise, settlement, or issuance of options, restricted share units, or other share-based awards that we may grant from time to time under our share incentive plan.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2024, options for the purchase of 327,488 of our ordinary shares were outstanding. We may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to members of our management, our employees and other persons, the settlement and sale of which would dilute our outstanding shares, which could drive down the price of our ADSs.

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

From time to time we have held, and as of December 31, 2024 and as of the date of the filing of this annual report we hold, assets consisting of significant amounts of cash and cash equivalents and short-term investments, and a relatively smaller amount of assets consisting of long-term time deposits and long-term investments. We hold these cash and cash equivalent, short-term investment, long-term time deposit, and long-term investment assets for the sole purposes of future use in our operating businesses or to fund repurchases from time to time of our ADSs in the open market. A substantial amount of such assets that we currently hold is attributable to our sale in September 2021 of our interest in a controlled operating subsidiary engaged in providing search and search-related advertising services, Sogou Inc., to an indirect wholly-owned subsidiary of Tencent Holdings Limited.

Section 3(a)(1) of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), defines “investment company,” in relevant part, as an issuer which “(A) [i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities . . . or (C) [i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” For the reasons noted below, we believe that we are not an investment company under either Section 3(a)(1)(A) or Section 3(a)(1)(C), because (i) we are not now engaged, do not propose to engage, and have never since our founding in 1996 been engaged, either primarily or at all, in the business of “investing, reinvesting, or trading in securities” and (ii) based on our position noted below as to the proper application to our various assets of the definition of “investment securities,” we do not hold or propose to acquire investment securities having a value exceeding 40% of the value of our total assets, exclusive of Government securities and cash items, on an unconsolidated basis. In addition, even if we were found to meet the definition of investment company under the provisions of Section 3(a)(1)(C), we believe that we are entitled to rely on the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act, for the reasons discussed below.

If our assets consisting of certificates of deposit are considered to be “cash items” for purposes of Section 3(a)(1)(C) of the Investment Company Act without regard to their maturity dates, which we believe is the correct treatment of such assets, then our investment securities represented less than 40% of the value of our total assets, exclusive of Government securities and cash items, as of December 31, 2024 and as of the date of the filing of this annual report. We believe this is the appropriate treatment in our case because, among other things, our certificates of deposit are prudent uses of our cash by any measure, their principal and interest are secure, and we have immediately available cash from our bank deposits and money market funds that is adequate to meet any short-term liquidity needs that we may encounter. However, it is possible that the SEC, a court, or the SEC Staff could determine or take a position, based on the types of instruments in which we currently invest our excess cash or may invest from time to time in the future, that we are an “investment company” under the provisions of Section 3(a)(1)(C) of the Investment Company Act. To our knowledge no court, and neither the SEC nor the SEC Staff, has taken a definitive position as to the circumstances under which certificates of deposit may or may not be “cash items” or “investment securities” for purposes of the various definitions of investment company and exclusions from the definitions under the Investment Company Act. However, we are aware that the SEC Staff has from time to time taken positions that a registrant’s certificates of deposit, regardless of their maturity dates, did not qualify as “cash items.” If all of our certificates of deposit, regardless of their term, were determined to be investment securities by a court or the SEC, then we would have held as of December 31, 2024, and would hold as of the date of the filing of this annual report, investment securities exceeding 40% of the value of our total assets, exclusive of Government securities and cash items, on an unconsolidated basis, and the SEC or a court might then determine that we are an investment company under the provisions of Section 3(a)(1)(C).

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

Further, (i) as is evidenced by our periodic filings, press releases, and earnings release conference calls, we have never held ourselves out as, and do not propose to be, primarily engaged in, “the business of investing, reinvesting, or trading in securities;” (ii) our management is focused almost exclusively on the performance and growth of the businesses of our operating subsidiaries, and only occasionally focuses on investment assets, and when our management occasionally does so it is only in order to ensure that the investments are managed in a way that will safely preserve our capital for deployment in those businesses or, from time to time, for repurchase of our ADSs in the open market; (iii) as noted, those assets are invested prudently, with the goal of preserving them for future use in operations; there is no goal of generating any significant return for shareholders through those investments, nor is there, nor has there been, any communication from us to our shareholders suggesting that there is such a goal; and (iv) although we have frequently in recent years experienced a net loss after taxes from our overall operating business, and our investments, including our investment securities, have almost always generated net income, the net losses we have experienced have been small compared to our total operating revenues; operating losses from our Sohu segment have been offset significantly by operating income from our Changyou segment; and the income from our investments, which is close to total revenues from those investments, has been small in comparison to our total revenues and the income generated by our Changyou segment.

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

We believe that we may have been classified as a passive foreign investment company (a “PFIC”), for our 2024 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2024. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

If we are treated as a PFIC for any taxable year during which a U.S. holder (as defined under “Taxation - United States Federal Income Taxation” in Item 10 of this annual report) holds our ADSs or ordinary shares, certain adverse United States federal income tax consequences likely would apply to such U.S. holder. See “Taxation - Passive Foreign Investment Company” in Item 10 of this annual report.

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

Dr. Charles Zhang, our Chairman and Chief Executive Officer, is our largest shareholder and beneficially owned approximately 38.6% of our outstanding ordinary shares as of February 21, 2025. Our executive officers and members of our Board of Directors as a group, including Dr. Zhang, beneficially owned approximately 39.2% of our outstanding ordinary shares as of February 21, 2025. Accordingly, these shareholders will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

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

Changyou’s past successes in its online games business with PC games may not provide a meaningful basis to evaluate its current business and prospects, as a substantial number of game players have migrated from personal computers to mobile devices to access online games. In response to such migration, Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games as a critical component of its business strategy, and Changyou has launched multiple mobile games, such as the mobile games TLBB 3D and Legacy TLBB Mobile. Despite the early success of Changyou’s mobile game TLBB 3D after Changyou introduced it in late 2014 and of Changyou’s mobile game Legacy TLBB Mobile after Changyou launched it in May 2017, the popularity of, and the revenues generated from, the two games declined from 2019 through 2023 and, although the revenues from TLBB 3D increased slightly in 2024, the revenues from Legacy TLBB Mobile continued to decline through 2024. We cannot be certain that Changyou will be successful in its efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow Changyou’s mobile game business.

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

•

maintain or expand Changyou’s marketing efforts to attract more game players to its games in a rapidly changing and increasingly competitive business environment, and generate sufficient revenues to offset the costs and expenses of such marketing efforts.

If Changyou does not adapt its business to address these risks and uncertainties, its ability to continue its past success or to expand its business in the future is likely to be impeded.

Changyou’s business may not succeed in a highly competitive market.

Competition in the online game market is intense. Changyou competes primarily with other online game developers in the Chinese mainland. Many of Changyou’s competitors have, or may over time be able to gain, competitive advantages over Changyou in terms of:

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

Changyou’s online advertising services, which are provided through its 17173.com website (the “17173 Website”) in the Chinese mainland, also face intense competition. Changyou competes with other game information portals, such as games.sina.com.cn, operated by Sina Corporation, as well as other Internet portals.

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

Changyou’s revenues have fluctuated over several years, and Changyou may experience declines in its revenues or suffer net losses in the future due to a number of factors, including, among other things, expected continued declines in revenues from TLBB PC, TLBB 3D and Legacy TLBB Mobile; uncertainty regarding the popularity of Changyou’s future games; uncertainty as to Changyou’s ability to develop and launch high-quality games that are commercially successful; the relatively higher game development and distribution costs generally associated with new games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses; and uncertainty as to Changyou’s ability to integrate such newly acquired games, technologies, assets and businesses. Accordingly, you should not rely on the results of any prior period as an indication of Changyou’s future financial and operating performance.

Changyou’s previous, and any future, acquisitions and/or strategic alliances may have an adverse effect on its ability to manage its business and may also result in impairment charges.

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

The Internet industry in the Chinese mainland is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and Changyou’s success in the implementation of its growth strategies depends on Changyou’s ability to successfully manage, and make timely adjustments to, its hiring needs. Although the number of Changyou’s employees has remained stable in recent years, there may be future layoffs, which could have an adverse effect on Changyou’s remaining employees’ morale and their loyalty to Changyou, and cause Changyou to lose employees whose talent and experience are important for its business, and could also have a negative impact on Changyou’s reputation as an employer and its ability to attract qualified employees in the future. Laid-off employees could also make claims against Changyou for additional compensation, causing Changyou to incur additional expense.

Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business.

Changyou has applied for initial registrations in Chinese mainland and Offshore markets, and/or changes in registrations relating to transfers in the Chinese mainland, of its key trademarks, including ChangYou.com, cyou.com, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect its exclusive rights to these trademarks. Changyou has succeeded in registering the trademarks ChangYou.com, cyou.com, and 17173 in the Chinese mainland under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the CNIPA, and relevant authorities overseas. Changyou has the license rights to use the trademarks TLBB, TLBB logos, TLBB 3D and New TLBB for its PC game TLBB, and TLBB 3D, Legacy TLBB Mobile, TLBB Honor and New TLBB Mobile for its mobile games under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu. After the expiration of their terms, Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force it to lose the right to use the trademarks related to those games. Changyou has applied for patents relating to the design of its games and to technology intended to enhance the functionalities of its games. Changyou has various patent applications under examination by the Patent Office of the CNIPA. Approvals of Changyou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of Changyou’s patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. Changyou cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect Changyou’s rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of Changyou’s rights.

Changyou may need to incur significant expenses to enforce its intellectual proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed.

Changyou regards its intellectual property and proprietary rights as critical to its success. In particular, Changyou has spent a significant amount of time and resources in developing its current games and possible future games. Changyou’s ability to protect its proprietary rights in connection with its games is critical for their success and Changyou’s overall financial performance. While Changyou has registered software in the Chinese mainland for copyright protection and has taken various measures to protect its source codes, such measures may not be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary technology is difficult and expensive. In addition, while Changyou has registered some trademarks relating to its games in the Chinese mainland and other jurisdictions, and has applied for additional registrations of trademarks, in some instances Changyou may not succeed in obtaining registration of trademarks that it has applied for in different languages, such as English. We cannot assure you that these pending or future trademark applications will be approved. Any failure to register trademarks in any country or region may limit Changyou’s ability to protect its rights in such country or region under relevant trademark laws, and Changyou may need to change the name of the relevant trademark in certain cases, which may adversely affect Changyou’s branding and marketing efforts.

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

Risks Related to Online Games

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

There is no assurance that online games in general will continue to be popular in the Chinese mainland or elsewhere. If the online games that Changyou has launched, or expects to launch in the future, are not successful, Changyou may not be able to recoup the investments in its development and marketing of those games.

Changyou currently depends on TLBB PC and Legacy TLBB Mobile for a significant portion of its revenues, and continued decrease in the popularity of TLBB PC and Legacy TLBB Mobile or interruption in their operation will adversely affect Changyou’s results of operations.

Changyou currently relies on TLBB PC and Legacy TLBB Mobile for a significant portion of its revenues. Changyou launched TLBB PC in May 2007 and Legacy TLBB Mobile in May 2017. Despite Changyou’s efforts to improve TLBB PC and Legacy TLBB Mobile, their game players have nevertheless lost interest in them over time. Accordingly, the popularity, revenues, and profitability of TLBB PC and Legacy TLBB Mobile can be expected to continue to decline in the long run. See “- Changyou may not be successful in operating and improving its games to satisfy the changing demands of game players.”

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

Any decline in the market demand for PC games in general, and for the PC games that Changyou operates in particular, and/or in the number of game players of PC games will have an adverse effect on Changyou’s online game business and prospects.

A significant portion of Changyou’s online game revenues is generated from its PC games, and from TLBB in particular. However, until recently, the popularity of PC games had declined, leading online game developers to delay or suspend their plans for new PC games due to the difficulty of retaining their existing players. Although PC games have recently regained some popularity, we cannot assure you that this upward trend will continue. If a downward trend resumes or accelerates, it may be difficult for Changyou’s existing PC games in general, and TLBB in particular, to maintain their popularity and for Changyou’s new PC games to become commercially successful; and the game player base of Changyou’s PC games in general, and of TLBB in particular, may shrink, which would increase Changyou’s costs to acquire and retain players of its PC games and would have a negative impact on its online game revenues. In addition, Changyou’s PC games generally produce relatively higher profit margins for it than do its mobile games, because Changyou must distribute its mobile games through third-party mobile game distributors or mobile application stores and enter into revenue-sharing arrangements with such distributors or mobile application stores. Accordingly, any decrease in Changyou’s revenues from its PC games may have a relatively larger negative impact on Changyou’s overall profits.

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

Changyou’s mobile game Legacy TLBB Mobile has been generating a significant portion of Changyou’s revenues since its launch in May 2017. For the year ended December 31, 2023, revenues from Legacy TLBB Mobile were $55.4 million, accounting for approximately 12% of Changyou’s online game revenues and approximately 11% of its total revenues. For the year ended December 31, 2024, revenues from Legacy TLBB Mobile were $44.4 million, accounting for approximately 9% of Changyou’s online game revenues and approximately 9% of its total revenues. Changyou increasingly relies on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate its mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in the Chinese mainland, is the exclusive operator and distributor of Legacy TLBB Mobile under a license from Changyou, and shares with Changyou the revenues generated by the game. If Tencent terminates the current licensing arrangements with Changyou for Legacy TLBB Mobile or curtails Tencent’s marketing efforts to promote Legacy TLBB Mobile, or if Changyou is not able to establish and maintain collaborative relationships with other dominant game distributors and operators in the Chinese mainland for its existing and future mobile games on commercial terms that are acceptable to Changyou, it will be difficult for Changyou to maintain or expand its mobile game business. In addition, Changyou relies on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in Changyou’s mobile games, and to pay to Changyou the pre-agreed revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays Changyou, which has placed, and may continue to place, constraints on Changyou’s cash flow.

Changyou’s business will suffer if it is unable to develop successful high-quality games for mobile devices, expand its game portfolio with a variety of genres that are appealing to game players, monetize mobile games that Changyou develops, or acquire and maintain for a reasonable period the popularity and revenue levels of any of Changyou’s mobile games that are successful.

Developing high-quality games for mobile devices is an important component of Changyou’s online game strategy. The mobile games market in the Chinese mainland recently has been dominated by a small number of high-quality games, which collectively generate a substantial majority of the total revenues and profits of all mobile games in the market. Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games, focusing on those that Changyou believes have the potential to become high-quality games. Despite the early success of Changyou’s mobile game Legacy TLBB Mobile, we cannot guarantee that Changyou will be able to develop additional high-quality games that appeal to players or, even if Changyou is able to develop high-quality games that are successful, that such games will have lifespans that are long enough to generate an acceptable level of revenues, as mobile games tend to have relatively shorter lifespans than PC games. In addition, Changyou may encounter difficulty in integrating features into games developed for mobile devices that a sufficient number of players will pay for, or in otherwise sufficiently monetizing mobile games. As the mobile-device market in the Chinese mainland is saturated or near saturation, mobile-game developers and operators have increasingly devoted substantial resources to the expansion of their mobile-game portfolios with a variety of genres, such as MMORPGs, multiplayer online battle arena games, or first person shooter games, that are appealing in the mobile game market, in order to acquire and retain game players and maintain or increase revenues from the games. However, Changyou has not been successful in the development of mobile games other than those in the MMORPG genre. If Changyou is unable to develop successful high-quality games and expand its game portfolio with games in a variety of genres that are in line with market trends, or implement successful monetization strategies for its mobile games in general, its ability to maintain or grow revenues will be adversely affected.

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

Further, even if Changyou develops or acquires license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from Changyou’s mobile game Legacy TLBB Mobile, which was launched in May 2017, declined sequentially from 2018 through 2024, which is typical for mobile games. In addition, although a relatively large number of the mobile games available at any given time may be low-quality games that attract fewer game players than do high-quality games, such games may on an aggregate level have the effect of attracting away a significant number of game players who would otherwise play high-quality mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games competing for game players, it is necessary for Changyou to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in its pipeline.

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

Changyou relies on mobile application stores to collect payments from game players for their purchases of its virtual items and to pay to Changyou pre-agreed revenue-sharing amounts. If mobile application stores cease to offer Changyou’s games over their platforms, change their user payment policies, such as return policies, or fail to make revenue-sharing payments that are due to Changyou, Changyou’s revenues will be adversely affected. When Changyou distributes its games through smaller, less well-known application stores, Changyou may not receive revenue-sharing payments when they are due. In addition, the iOS-based mobile application store allows game players to use foreign currency to purchase virtual items or game points in Changyou’s games, and the store pays to Changyou pre-agreed revenue-sharing amounts after converting the foreign-currency denominated revenues from such purchases into RMB using an exchange rate effective at the time of the payment. Since there is usually a delay between the time of a game player’s purchase and the time when the store pays Changyou, if the foreign currency used has depreciated against the RMB during the delay Changyou will receive lower amounts at the time of the payment than Changyou would have received if the payment had been made at the time of the game player’s purchase.

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

For a discussion of the risks associated with laws and regulations of the Chinese mainland affecting online games in general and mobile games in particular, see “- Risks Related to Doing Business in the Chinese Mainland” in this Item 3 of this annual report.

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

All online games have limited lifespans. Changyou must continually launch new games that can generate additional revenue and diversify its revenue sources in order to remain competitive. Changyou will not generate any meaningful revenue from a game in development until it is commercially launched after open beta testing, and we cannot be certain that Changyou will be able to meet its timetable for new game launches or that its new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources, failure to obtain or delays in obtaining relevant regulatory authorities’ approvals, adverse developments in Changyou’s relationships with the licensors or third-party operators of its new games, and outbreaks of health epidemics and pandemics, could result in delayed launching of its new games or the cancellation of the development of its pipeline games. In addition, we cannot be certain that Changyou’s new games will be as well received in the market as TLBB, TLBB 3D and Legacy TLBB Mobile have been. Changyou may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate its new games from its existing games. If the new games Changyou introduces are not commercially successful, Changyou may not be able to generate sufficient revenues from new games to sustain or grow its revenues or to recover its product development costs and sales and marketing expenses, which can be significant. If Changyou acquires and pays for a license giving it the right to adapt an online game from an author’s work, but does not complete the development and introduction into the market of the game, or Changyou introduces the game but it is not successful, Changyou may not be able to recover the license fees it has paid.

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

Changyou relies for its revenues on the spending of its game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The overall growth rate of the Chinese mainland’s gross domestic product has slowed in recent years and may fluctuate in the future, and a prolonged slowdown in the growth rate or a contraction in the future could result in a reduction in spending by Changyou’s game players.

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years. It is unclear how long such instability and volatility will continue, whether it will increase, whether it will lead to a renewed worldwide economic downturn such as the one that began in 2008, and how much adverse impact such instability and volatility or any such downturn might have on the economies of the Chinese mainland and other jurisdictions where Changyou operates its games. Any such instability, volatility or adverse impact in the Chinese mainland or in Offshore markets could cause Changyou’s game players to reduce their spending on its games in the Chinese mainland or Offshore markets and reduce its revenues.

Risks Related to the Platform Channel Business

Online advertising revenues from the 17173.com Website could fail to grow, or could decline further, as a result of the shift from PC games to mobile games in the online games market and uncertainties in the online advertising market.

Changyou’s online advertising revenues of $3.8 million for the year ended December 31, 2024, which were mainly derived from the operation of the 17173.com Website, and represented a decline of $1.2 million, or 25%, from its online advertising revenues for the year ended December 31, 2023. Changyou’s ability to sustain or grow its online advertising revenues is subject to significant risks, such as declining marketing demand from PC game developers, advertisers shifting to non-online promotion methods, potential regulatory restrictions, and users losing interest in the 17173.com Website’s content.

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

Most of the online advertising services of the 17173.com Website are distributed by, and most of the online advertising revenues of the 17173.com Website are derived from, advertising agencies. In 2024, Changyou engaged four advertising agencies, which contributed approximately 61% of the online advertising revenues of the 17173.com Website. In consideration for these agencies’ services, Changyou is required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect Changyou’s online advertising growth, as Changyou books its online advertising revenue net of its sales rebates to advertising agencies.

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

Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an online publishing service license (or before the New Internet Publication Measures became effective on March 10, 2016, an Internet publishing license), and an authorization code obtained under such a license is required for each game in operation and publicly available in the Chinese mainland. Changyou publishes certain of its existing games with authorization codes obtained under Internet publishing licenses held by third parties. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Online Game Services - Online Games and Cultural Products.” Current Chinese mainland regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Changyou’s past and expected future practices might be challenged by the SPPA, a successor agency to the SAPPRFT, which could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of its business license, or the forced discontinuation of or restrictions on its operations.

Restrictions on virtual currency may adversely affect Changyou’s online game revenues.

Changyou’s online game revenues are collected through the online sale of game points and sale of its prepaid cards, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which was jointly issued by the MCT and the MOFCOM in 2009. Laws and regulations of the Chinese mainland, including the Virtual Currency Notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in the Chinese mainland is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (ii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (iv) online game operators are prohibited from providing virtual currency trading services to minors; and (v) companies involved with virtual currency in the Chinese mainland must be either issuers or trading platforms, and may not operate simultaneously as issuers and as trading platforms. Changyou must tailor its business model carefully, including designing and operating its databases to maintain users’ information for the minimum required period, in order to comply with the requirements of current laws and regulations of the Chinese mainland, including the Virtual Currency Notice, in a manner that in many cases can be expected to result in relatively lower sales of its game coins and an adverse impact on its online game revenues. Although the MCT Approval Scope Notice provides that the MCT is no longer responsible for regulating the online game industry, as of the date of the filing of this annual report the Virtual Currency Notice have not been abolished, and their validity and future enforceability remain uncertain.

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

Adverse public opinion could discourage game players from playing online games, and could result in government regulations that impose additional limitations on the operations of online games as well as game players’ access to online games. For example, under the Monitor System Circular online game operators are required to adopt various measures to maintain a system to communicate with the parents of minors playing online games and are required to monitor the activities of minors and suspend the accounts of minors if so requested by their parents. The Notice on Preventing Minors From Indulging in Online Games (the “Indulgence Prevention Notice”), which the SAPPRFT issued on October 25, 2019 and became effective on November 1, 2019, requires online game operators to implement measures to not give minors access to online game services during specified periods of the day, imposes daily limits on minors’ length of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under the age of eight. On August 30, 2021, the NPPA issued the Notice on Further Strengthening the Administration of the Prevention of Minors from Indulging in Online Games. On October 20, 2021, the Ministry of Education of the People’s Republic of China (the “MOE”), the SAMR and several other authorities in the Chinese mainland jointly issued the Notice on Further Strengthening the Administration of the Prevention of Primary and Secondary School Students’ Addiction to Online Games (the “Further Indulgence Prevention Notice”), which provides that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays and the Chinese mainland’s statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. In addition, the Indulgence Prevention Notice and the Further Indulgence Prevention Notice state that online game operators may not provide game services to any users who have not registered using their real names. These restrictive measures may cause minors to permanently switch their preferred pastimes from online games to other forms of entertainment, such as short video or network video, which could result in a long-term decline in Changyou’s game-player base and its online game revenues. Changyou authorizes third parties to operate its mobile games, and Changyou receives a certain percentage of the third-party operators’ monthly revenues from the games as royalty payments. Third parties have the right to decide the games’ operating strategies, including whether to provide access to the games to minors. If the games are provided with minors, the third parties are required to impose stringent limits in accordance with the regulatory policies discussed above, which may lead to a reduction in the third parties’ revenues from minor game players, which would in turn reduce Changyou’s monthly revenue-based royalty payments. If Changyou’s third-party licensees were to determine that the subject matter, story lines, plots, and/or gameplay of Changyou’s games are not appropriate for minors and stop providing access to the games to minors, there would be no longer any revenues generated from minors from such games, and Changyou would not receive the correspondent monthly revenue-based royalty payments.

In addition, the SAT has announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. It is unclear how the tax will be collected or if there will be any effect on Changyou’s game players or its business, but collection of such a tax might discourage players who are interested in trading virtual currencies from playing its games, which could reduce its revenues.

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

In the course of playing Changyou’s games, game players can acquire and accumulate virtual assets, such as game player experience, skills and weaponry. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no specific laws or regulations of the Chinese mainland governing property rights with respect to virtual assets. On May 28, 2020, the National People’s Congress issued the Civil Code of the People’s Republic of China (the “Civil Code”), which came into effect on January 1, 2021 and provides only a general principle that if any further law or regulation contains specific provisions in respect of the protection of virtual property, such provisions shall apply. As a result, it is unclear under laws and regulations of the Chinese mainland as in effect as of the date of the filing of this annual report who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under laws and regulations of the Chinese mainland whether an operator of online games such as Changyou would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, Changyou may be sued by game players and may be held liable for damages.

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

These eight regulatory authorities in the Chinese mainland subsequently promulgated additional regulations, including a Notice on Initializing the verification of Real-name Registration for Anti-Fatigue System on Internet Games (the “Real-name Registration Notice”), to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s identity to play Internet games and, accordingly, provides stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Real-name Registration Notice or the circular entitled Implementation of Online Game Monitor System of the Guardians of Minors (the “Monitor System Circular”). The Indulgence Prevention Notice and the Further Indulgence Prevention Notice require an online game operator to maintain and implement a user real-name registration system. The Real-name Registration Notice, the Indulgence Prevention Notice, the Further Indulgence Prevention Notice and other regulations increase Changyou’s operating risks, as it will cause the loss of consumers and be required to spend more resources on the real-name verification and anti-fatigue system, which will lead to an increase in its operating costs. In addition, the amount of time that minors will be able to spend playing online games such as Changyou’s will be further limited. The Indulgence Prevention Notice requires online game operators not to give minors access to online game services during a specified period of a day, imposes specified daily limits on minors’ period of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under eight. For example, it is required under the Further Indulgence Prevention Notice that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays or Chinese mainland statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. Furthermore, if it is found to be violating these regulations, Changyou may be required to suspend or discontinue its online game operations.

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

In 2005, our wholly-owned subsidiary Sogou Inc. was incorporated in the Cayman Islands. In 2006 and later in 2010, we transferred our search and search-related businesses to Sogou. On November 13, 2017, Sogou completed its IPO on NYSE, trading under the symbol “SOGO.” On September 23, 2021, we completed the Tencent/Sohu Sogou Share Purchase, in which our wholly-owned subsidiary Sohu Search sold all of the Sogou equity shares owned by Sohu Search to an indirect wholly-owned subsidiary of Tencent at a purchase price of $9.00 per share. We received gross consideration of approximately $1.18 billion in cash from the Tencent/Sohu Sogou Share Purchase, and we no longer have any beneficial ownership interest in Sogou.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including us, that make electronic filings with the SEC using its EDGAR system. Our corporate website is located at http://investors.sohu.com. Information contained on our corporate website is not part of this annual report or any other report that we filed with, or furnished to, the SEC.

BUSINESS OVERVIEW

We are a leading Chinese online media platform and game business group providing comprehensive online products and services on PCs and mobile devices in the Chinese mainland. Our businesses are conducted by Sohu and Changyou. Sohu is an online media content and services provider. Through our social features, Sohu also enables users to generate and distribute content, as well as interact with each other on our platform. Changyou is an online game developer and operator. Most of our operations are conducted through our Chinese mainland-based subsidiaries and the VIEs we consolidate under U.S. GAAP (ASC 810).

Through the operation of Sohu and Changyou, we generate brand advertising revenues, online game revenues, and other revenues. For the year ended December 31, 2024, our total revenues were approximately $598.4 million, including brand advertising revenues of $73.5 million, online game revenues of $502.4 million, and other revenues of $22.5 million.

Sohu’s total revenues were $92.2 million, including $69.7 million in brand advertising revenues and $22.5 million in other revenues. Other revenues were mainly attributable to revenues from paid subscription services, interactive broadcasting services, and revenue sharing from other platforms.

Changyou’s total revenues were $506.2 million, including $502.4 million in online game revenues and $3.8 million in brand advertising revenues. For online game revenues, $359.3 million was from PC games, and $143.1 million was from mobile games.

Sohu’s Business

Brand Advertising Business

The brand advertising business is Sohu’s main business. Sohu is an online media content and services provider. Through our social features, we also enable users to generate and distribute content, as well as interact with each other on our platform. The majority of our products and services are provided in the Chinese mainland across multiple Internet-enabled devices such as mobile phones, tablets, and PCs, through the mobile phone applications Sohu News App and Sohu Video App, the mobile portal m.sohu.com, and the PC portal www.sohu.com.

Revenues generated by Sohu from the brand advertising business are classified as brand advertising revenues in our consolidated statements of comprehensive income.

Other Sohu Business

Sohu’s other business consists primarily of paid subscription services, interactive broadcasting services, and revenue sharing from other platforms. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.

Changyou’s Business

Changyou’s business consists of the online game business and the platform channel business. The platform channel business consists primarily of online advertising services.

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

Changyou’s dominant games are its PC game TLBB and its mobile game Legacy TLBB Mobile. For the year ended December 31, 2024, revenues from TLBB PC were $309.2 million, accounting for approximately 62% of Changyou’s online game revenues, approximately 61% of Changyou’s total revenues, and approximately 52% of the Sohu Group’s total revenues. For the year ended December 31, 2024, revenues from Legacy TLBB Mobile were $44.4 million, accounting for approximately 9% of Changyou’s online game revenues, approximately 9% of Changyou’s total revenues, and approximately 7% of the Sohu Group’s total revenues.

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website, which provides news, electronic forums, online videos, and other online game information services to game players. Changyou generates online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website.

PRODUCTS AND SERVICES

Sohu’s Business

Brand Advertising Business

The brand advertising business is Sohu’s main business. Sohu is an online media content and services provider. Through our social features, we also enable users to generate and distribute content, as well as interact with each other on our platform. The majority of our products and services are provided in the Chinese mainland across multiple Internet-enabled devices such as mobile phones, tablets, and PCs, through the mobile phone applications Sohu News App and Sohu Video App, the mobile portal m.sohu.com, and the PC portal www.sohu.com.

Content Generation and Social Distribution

We provide users comprehensive content such as news, information, text, picture, video, and live broadcasting. We aggregate content from third-party professional media organizations and independent contributors, and also from our users. We have made efforts to create a culture for user-generated content that encourages our users to play an active role in the process of content contribution and dissemination, and encourages them to be engaged in social communication and interaction through our platform. We also supplement the content library with our in-house produced video content.

As an online media platform with social features, we regularly refine our products to meet users’ increasing needs for communication and interaction. By providing abundant premium content and hosting diverse events and activities both online and offline, we are able to attract users, especially young people with shared interests, to our platform. We facilitate our users’ ability to build their social networks by enriching and optimizing social functions, such as “comment” and “share.” These features encourage users to interact intensively with each other on our platform, which further drives the generation of high-quality content and enhances its subsequent social distribution.

Business Model

We provide advertisement placements to advertisers on our platform. Our advertisers include multinational companies and Chinese mainland domestic medium-sized and small companies. We rely on both sales by advertising agents and direct sales by our internal sales force.

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

Other Sohu Business

Sohu’s other business consists primarily of paid subscription services, interactive broadcasting services, and revenue sharing from other platforms. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.

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

Licensed-out Games

Changyou also authorizes third parties to operate its online games. Changyou has granted exclusive licenses to Tencent to distribute and operate its mobile games Legacy TLBB Mobile and New TLBB Mobile within the Chinese mainland, and has licensed its PC game TLBB PC, as well as its mobile games Legacy TLBB Mobile and New TLBB Mobile, to third-party operators in selected markets outside of the Chinese mainland, including Taiwan, Vietnam, and Malaysia.

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

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website, which provides news, electronic forums, online videos, and other online game information services to game players. Changyou generates online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website.

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

We have been issued 453 patents in the Chinese mainland covering inventions, utility models, and designs; we have 94 patent applications currently pending in the Chinese mainland; and we intend to apply for more patents in the Chinese mainland and in countries and regions outside of the Chinese mainland to protect our core technologies and intellectual property.

We have registered three service marks with the U.S. Patent and Trademark Office of the CNIPA, consisting of Sohu.com, registered on August 1, 2000; Sohu.com (stylized), registered on August 1, 2000; and Sohu, registered on June 13, 2000. We have registered 2,576 trademarks with the Trademark Office of the CNIPA, including the marks “SOHU.com,” “ChangYou.com,” and “cyou.com” and marks relating to our products such as Sohu.com, Sohu Fox, GoodFeel, Sohu Focus, Blade Online, and 17173, and the corresponding Chinese versions of the marks. We are the registered owner of 124 registered trademarks and have applied for four trademarks in countries and regions outside of the Chinese mainland. In addition, certain of our marks have been recognized as well-known Chinese trademarks by Chinese mainland courts in a series of court rulings. We also filed registration of trademarks relating to our subsidiary companies’ names and Changyou’s online games and other businesses in various countries and regions, such as the United States, the European Union, Japan, Korea, Malaysia, Brazil, Taiwan, and Hong Kong. Our rights to these marks could be affected adversely if any of our applications are rejected. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion. In addition, Changyou has the license rights to use the trademarks, such as TLBB, TLBB logos, TLBB 3D and New TLBB, for its PC game TLBB PC, and TLBB 3D, Legacy TLBB Mobile, TLBB Honor and New TLBB Mobile for its mobile games under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could cause Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. See “Risk Factors - Risks Related to Changyou.com Limited - Risks Related to Changyou’s Business - Overall Risks - Changyou may need to incur significant expenses to enforce its intellectual proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed” and “- Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business” in Item 3.

We are the registered owner of 1,272 software copyrights and 1,005 copyrights for works in the Chinese mainland, each of which we have registered with the State Copyright Bureau of China and its local branches. In addition to the above, we have also registered the copyrights for 20 works in countries and regions outside of the Chinese mainland.

We own the rights to 314 domain names that we use in connection with the operation of our business, including the Sohu and Changyou websites.

From time to time many market participants are actively developing chat, search, artificial intelligence technologies, Web directory, and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and cover significant parts of our technology, business methods, or services. For example, we are aware that a number of patents have been issued in the areas of e-commerce, Web-based information indexing and retrieval, and online direct marketing. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims, from time to time, relating to the intellectual property of others in the ordinary course of our business.

We also license and expect to continue licensing technology from third parties. The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed, and integrated.

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

Sohu

As of December 31, 2024, Sohu maintained approximately 7,277 servers in the Chinese mainland. To fully support the operation of Sohu’s content and services, Sohu established these data centers primarily through China Mobile, China Unicom, and China Telecom, which are the three largest Internet connection service providers in the Chinese mainland, to support most of Sohu’s core services. In addition, Sohu has established branch nodes in different provinces throughout the Chinese mainland through different telecommunication operators in order to establish national coverage and provide fast and stable access to Sohu’s Internet platforms properties to users across the Chinese mainland. In addition, Sohu has developed cooperation with other Internet service providers.

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

Changyou

As of December 31, 2024, Changyou maintained for its online game business approximately 1,000 physical servers in the Chinese mainland, and 4,700 cloud-based servers that are spread across the Chinese mainland, Hong Kong, other Asia-Pacific regions, Europe and North America. In order to enhance Changyou’s game players’ experience and to improve connectivity, Changyou has located its physical game servers in a number of regions throughout the Chinese mainland. This allows its players to connect to the nearest servers that are located in their region without exchanging data across the national backbone network. Furthermore, to ensure high-quality services for its game players, Changyou works with leading domestic cloud technology firms to provide efficient and stable game services using cloud-based resources.

MARKETING

Sohu

As Sohu is a leading Chinese online media content and services provider, our brand effectively provides us with built-in word-of-mouth marketing and we have significantly benefited from this recognition of our brand in the Chinese mainland. Leveraged by our increasingly integrated product matrix and advanced livestreaming technologies, we host differentiated events and marketing campaigns covering various verticals, both online and offline, with the goal of strengthening our brand influence and enhancing our core competitiveness and credibility, thereby attracting both users and advertisers. Further, we continually develop and distribute high-quality livestreaming content, particularly science and knowledge-based live broadcasts, and promote our self-developed video content across other online social media platforms to attract users and professional broadcasters in various fields to our platform.

We work closely with mobile application stores as well as performance-based online advertising platforms. We also cooperate with market-dominant mobile phone manufacturers to pre-install our Mobile Apps into their mobile phones to enhance our market influence and enlarge our user base.

Changyou

Changyou chooses what it considers to be the most suitable marketing strategy for its self-operated games. To reach a wider audience for its games in general, Changyou generally promotes and markets them through online videos, mobile applications, online forums, and other social media platforms. Changyou also works with Internet celebrities on short-form video and live broadcasting platforms to create additional publicity for some of its games. Changyou may also seek celebrity endorsements for major marketing campaigns. For new mobile games in particular, Changyou designs and implements different marketing strategies for different game genres, in order to attract the genres’ target players. Changyou works closely with performance-based online advertising platforms such as Ocean Engine, Guang Dian Tong, and Fen Si Tong where Changyou can target different user groups. Changyou also works with the Apple store and Android mobile application stores to market its games. For older games including Changyou’s PC games, Changyou also organizes a variety of offline activities, such as player meetups, offline competitions and carnival events, to connect with core players and promote brand awareness. In addition, Changyou creates in-game promotional events to attract existing and new game players through event-related features, such as offering special holiday-edition virtual items to enhance game player participation at holiday time.

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

There are a number of existing or new Internet companies in the Chinese mainland, which include companies controlled or sponsored by private entities and by governmental entities in the Chinese mainland. As an Internet portal, we compete with 58.com, Alibaba, Autohome, Baidu, Bilibili, BitAuto, Cheetah Mobile, Douyin, Douyu, Hello Group, Huya, iQIYI, JD, JOYY, Kuaishou, Leju, Mango TV, Meituan, NetEase, Phoenix, Pinduoduo, Rednote, Sina, Tencent, Tencent Music Entertainment, TouTiao, VIPS, Weibo, Xiaomi, and Youku.

We also compete with traditional forms of media, such as newspapers, magazines, radio and television, for advertisers, advertising revenues and content. Some of these traditional media, such as CCTV, Xinhua News Agency and People’s Daily, have extended their businesses into the Internet market. As a result, we expect to face more intense competition with traditional media companies in both their traditional media and in Internet-related markets.

Competition for Changyou’s Business

Online Game Business

Existing and potential online game competitors compete with Changyou for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution networks. Changyou competes primarily with online game developers and operators such as Archosaur, Century Huatong (formerly known as Shanda), Giant, IGG, Kingsoft, Lilith, miHoYo, NetDragon, NetEase, Perfect World, and Tencent.

Platform Channel Business

The platform channel business conducted by Changyou’s 17173.com Website competes with other game information portals such as games.sina.com.cn, which is operated by Sina Corporation, for talent, advertiser spending, number of unique visitors, number of page views, visitors’ time spent on websites, and quality of service.

FACILITIES

Sohu

In February 2007, we purchased an office building of approximately 18,265 square meters in Beijing for consideration of approximately $35.3 million. Since March 2023, we have leased this entire building to third-party tenants.

In November 2009, we entered into a contract for the purchase and development of an office building of approximately 41,283 square meters in Beijing to serve as our headquarters, for consideration of approximately $162 million. The office building was placed in service in May 2013.

As of December 31, 2024, we leased office space of approximately 6,354 square meters in the Chinese mainland.

Changyou

In August 2009, Changyou purchased an office building of approximately 14,950 square meters in Beijing, for consideration of approximately $33.4 million. As of December 31, 2024, Changyou leased out approximately 2,100 square meters of this building to a third-party tenant.

In August 2010, Changyou entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as its headquarters, for consideration of approximately $171 million. The office building was placed in service in December 2013.

As of December 31, 2024, Changyou leased office space of approximately 2,260 square meters in the Chinese mainland and in other countries.

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

•

the SAMR, which resulted from the merger of, and assumed the responsibilities previously held by, the State Administration for Industry and Commerce (the “SAIC”), the General Administration of Quality Supervision, Inspection and Quarantine (the “AQSIQ”), the Certification and Accreditation Administration, the Standardization Administration of China (the “SAC”), and the State Food and Drug Administration (the “SFDA”). The “SAMR” as used in this annual report refers to the regulatory authority that resulted from the merger, as well as to the SAIC, the AQSIQ, the SAC, and the SFDA separately for periods prior to the merger;

•

the SAPPRFT was reorganized into three separate regulatory authorities, the NRTA, the NFA, and the SPPA, in March 2018. The SAPPRFT had resulted from the merger of the former General Administration of Press and Publication (the “GAPP”) with the former State Administration of Radio, Film and Television (the “SARFT”) in March 2013. The “NRTA,” the “NFA” and the “SPPA” as used in this annual report refer to the respective regulatory authorities after the reorganization; the “SAPPRFT” as used in this annual report refers to the regulatory authority that resulted from the merger for the period after the merger and prior to the reorganization, as well as to the GAPP and the SARFT separately for periods prior to the merger;

•	the China State Council Information Office (the “SCIO”);

•	the CAOC;

•	the SAFE; and

•

the China Banking and Insurance Regulatory Commission (the “CBIRC”), which resulted from the merger of, and assumed the responsibilities previously held by, the China Banking Regulatory Commission (the “CBRC”) and the China Insurance Regulatory Commission (the “CIRC”) and has been integrated into the China National Financial Regulatory Administration (the “CNRA”). The “CBIRC” as used in this annual report refers to the regulatory authority that resulted from the merger during the period after the merger of the CBRC and the CIRC and prior to the CBIRC’s integration into CNRA, to the CBRC and the CIRC separately for periods prior to the merger of the CBRC and the CIRC, and to the CNRA for the period after the integration of the CBIRC into the CNRA.

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

On August 8, 2014, the MIIT issued to Sohu Internet a Value-Added Telecommunication Services Operating License, which was renewed on July 23, 2019 and June 5, 2024, respectively, that authorizes the provision of Internet data center services, Internet content distribution services, and Internet access services, all of which are classified as value-added telecommunication services. On January 30, 2015, the MIIT issued to the VIE Guangzhou Qianjun Network Technology Co., Ltd. (“Guangzhou Qianjun”) a Value-Added Telecommunications Services Operating License, which was renewed on November 23, 2019 and November 23, 2024, respectively, that authorizes the provision of Internet information services, which are also classified as value-added telecommunication services.

Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies

Various Chinese mainland regulations currently restrict foreign-invested entities from engaging in value-added telecommunication services, including providing Internet information services and operating online games. Foreign direct investment in Chinese mainland-based telecommunications companies is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and were amended on September 10, 2008, February 6, 2016 and March 29, 2022. Under the FITE Regulations and in accordance with WTO-related agreements, unless otherwise provided by the state, the foreign party to a foreign-invested telecommunications Chinese mainland enterprise (an “FITE”) engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on the FITE’s operations. The newly amended FITE Regulations have removed the requirement that major foreign investors in FITEs have a good track and operational records in value-added telecommunications businesses. On June 30, 2016, the MIIT issued the Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in the Mainland by Service Providers from Hong Kong and Macao, which provides that investors from Hong Kong and Macau may hold more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services. On April 8, 2024, the MIIT promulgated the Announcement on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services, which clarifies that there are no foreign ownership restrictions for FITEs engaging in specified categories of value-added telecommunications services within certain designated zones in Beijing, Shanghai, Hainan, and Shenzhen.

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

In view of these restrictions on foreign direct investment in the value-added telecommunications sector, we operate our main business through the VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. For a list and a detailed discussion of the principal VIEs that we consolidate under U.S. GAAP (ASC 810), please refer to “- Organizational Structure” below. Due to a lack of interpretative materials from the relevant authorities in the Chinese mainland, there are uncertainties regarding whether authorities in the Chinese mainland would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Risk Factors - Risks Related to Our Corporate Structure” in Item 3. If our current corporate structure is found to be in violation of current or future laws, rules or regulations of the Chinese mainland regarding the legality of foreign investment in the Chinese mainland Internet sector, we could be subject to severe penalties.

In the opinion of Haiwen, subject to the uncertainties and risks disclosed elsewhere in this annual report under the heading “Risk Factors - Risks Related to Our Corporate Structure - In order to comply with Chinese mainland regulatory requirements, we operate our main businesses through companies with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future Chinese mainland laws, rules or regulations regarding the legality of foreign investment in the Chinese mainland’s Internet sector, we could be subject to severe penalties.” in Item 3 and “Governmental Regulation and Legal Uncertainties,” the ownership structures of our principal Chinese mainland-based subsidiaries and the principal VIEs comply with all existing laws, rules and regulations of the Chinese mainland and each of such companies has the full legal right, power and authority, and has been duly approved, to carry on and engage in the business described in its business license.

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

In 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures (the “BBS Measures”). The BBS Measures required ICPs to obtain specific approvals before they provided BBS services, which included electronic bulletin boards, electronic forums, message boards and chat rooms. On September 23, 2014, the MIIT abolished the BBS Measures in a Decision on Abolishment and Amendment Certain Regulations and Rules. However, in practice certain local authorities still require operating companies to obtain approvals or make filings for the operation of BBS services. As of the date of the filing of this annual report, we have not been required by any regulatory authority in the Chinese mainland to obtain any approval or make any filing for the operation of BBS services.

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

On August 25, 2017, the CAOC issued the Administration Measures for Internet Forum Community Service, effective on October 1, 2017, to regulate the provision of online interactive social network services for information dissemination. On August 25, 2017, the CAOC issued the Administration Measures for Internet Comment Thread Services, which were amended on November 16, 2022, regulating the provision of comment-thread services by websites, applications, and other Internet platforms with media and social mobilization characteristics that allow users to release text, photos, audio, and video. On February 20, 2018, the CAOC issued the Administrative Provisions on Micro-blogging and Blogging Information Services, effective on March 20, 2018, further regulating the provision of platform services for publishing and distributing information through micro-blogs and blogs. On September 7, 2017, the CAOC issued the Administration Measures for Internet Chat Group Services, effective on October 8, 2017, to regulate the provision of platform services for that allow Internet user groups to exchange information online. On September 7, the CAOC issued the Administration Measures for Internet Users’ Social Account Information Services, which were effective on October 8, 2017 and amended on January 22, 2021. On June 27, 2022, the CAOC promulgated the Administrative Provisions on the Account Information of Internet Users, effective on August 1, 2022, under which Internet information service providers must authenticate the real identity information of users before providing any information distribution or instant messaging services to those users, and must display the users’ locations based on their IP addresses. On September 9, 2022, the CAOC, the MIIT and the SAMR issued the Administrative Provisions on Internet Pop-up Window Information Push Services, effective on September 30, 2022, regulating the provision of information push services in the form of pop-up message windows through operating systems, application software and websites. These measures provide, among other things, that Internet platform operators providing the covered services will be responsible for the security of information and content published over their platforms, and provide enhanced requirements for user registration, information review, emergency response, security, personal information protection, and intellectual property protection. On July 5, 2023, the CAOC promulgated the Notice on Strengthening the Management of “We Media” (the “We Media Notice”), which stipulates that if an Internet user intends to engage in profit-making activities, such as selling products during a livestream broadcast, through a “we media” account that the Internet user has registered with an Internet platform, the user must apply for profit-making authorization from the Internet platform in accordance with the We Media Notice. If the user and/or the user’s “we media” account is found to have engaged in activities, such as dissemination of rumors or other prohibited information, that are in violation of the We Media Notice or other Chinese mainland laws and regulations regulating Internet activities within three months prior to the user’s submitting its application, the Internet platform must not grant the authorization. If the Internet platform is required by applicable Chinese mainland laws and regulations to prohibit a user from making public postings through the user’s “we media” account due to any such illegal activities for a specified prohibition period, the Internet platform must simultaneously suspend any profit-making authorization previously granted for a period equal to two to three times the duration of the prohibition period. If the Internet user’s “we media” account is found to have engaged in marketing activities that are specified in the We Media Notice as being malicious, the Internet platform must revoke any profit-making authorization previously granted or must not grant a new authorization to such “we media” account, as the case may be, in accordance with the We Media Notice.

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

On June 12, 2024, the CAOC, the MPS, the MCT, and the NRTA promulgated the Provisions on the Governance of Cyberviolence Information, regulating activities related to cyberviolence information within the PRC. Internet information service providers are given primary responsibility for managing Internet content and establishing, maintaining, and continually improving mechanisms for restricting cyberviolence information.

Online News Dissemination and Online News Search Services

In May 2017, the Administrative Regulations for Internet News Information Services and Implementation Rules on the Administration of Internet News Information Services Permits (collectively the “News Regulations”) were promulgated by the CAOC to replace the Administrative Rules for Internet News Information Services promulgated by the SCIO in 2005. The News Regulations stipulate that Internet news information services include production, publishing, and republishing services and platforms providing for the dissemination of news over the Internet, and specify that platforms providing for the dissemination of news over the Internet will be required to obtain an Internet news information services permit.

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

On May 11, 2004, Sohu Internet obtained from the Information Office of the Beijing Municipal Government (the local arm of the SCIO) an Internet news information services permit, which was updated by the SCIO on June 6, 2006, April 4, 2018, April 4, 2021, and April 4, 2024, respectively. There is uncertainty as to whether the provision of news search services and aggregation of news links fit within the definition of news dissemination services.

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

On December 22, 2010, Sohu Internet obtained an Internet publishing license issued by the SAPPRFT, which was renewed on October 1, 2019. The renewed license expired on December 21, 2021. As of the date of the filing of this annual report, Sohu Internet is in the process of applying for renewal of the license, but there is uncertainty as to whether Sohu Internet will be able to renew it. For the details of the Internet publishing licenses held by the VIEs through which Changyou operates its business, see “- Regulation of Online Game Services - Online Games and Cultural Products.”

Online Audiovisual Transmission Through the Public Internet

On December 20, 2007, the SAPPRFT and the MIIT jointly issued the Rules for the Administration of Internet Audiovisual Program Services (“Document 56”), which came into effect as of January 31, 2008 and were amended on August 28, 2015. Document 56 requires all online audio and video service providers to be either state-owned or state-controlled and to obtain a permit for the Network Transmission of Audiovisual Programs. However, at a press conference held on February 3, 2008 the SAPPRFT and the MIIT clarified that online audiovisual service providers that were already lawfully operating prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers do not engage in any unlawful activities. This exemption will not be granted to service providers set up after Document 56 was issued. As we were already engaged in online audiovisual transmission prior to the issuance of Document 56, we are presumably exempted from the requirement of being state-owned or state-controlled. The VIEs Sohu Internet and Guangzhou Qianjun currently hold permits, both for PC and for Mobile Apps, for the Network Transmission of Audiovisual Programs.

On March 30, 2009, the SAPPRFT released a Notice on Strengthening the Administration of Online Audiovisual Content (the “March 2009 SAPPRFT notice”). March 2009 SAPPRFT notice requires the operators of audiovisual websites to enhance their processes for protecting copyrights, and to take appropriate measures to protect the rights and interests of copyright holders. Operators of such sites must hold, or have a license to, the copyright to all content that they transmit. In addition, the March 2009 SAPPRFT notice stipulates that only those films or TV programs that have already obtained from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, TV Animation Distribution Permit, or TV Documentary Film Screening Permit are allowed to be transmitted via audiovisual websites. These permits are mandatory for all films and programs shown on TV and in cinemas in the Chinese mainland and must be obtained before such film or TV or program is allowed to be released. The approval applications for the Film Public Screening Permit, Television Drama Distribution Permit, Television Animation Distribution Permit or Television Documentary Film Screening Permit are extremely difficult and time-consuming, and the SAPPRFT previously did not enforce very strictly the requirements regarding these permits. However, on September 2, 2014, the SAPPRFT issued a Notice on Further Strengthening the Administration of Online Foreign Audiovisual Content (the “September 2014 SAPPRFT Notice”), which requires that operators of audiovisual websites to obtain from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, or TV Animation Distribution Permit for all foreign films and TV dramas before they are transmitted via the Internet in the Chinese mainland. The September 2014 SAPPRFT Notice further stipulates that before any foreign films or TV dramas for transmission exclusively via the Internet are purchased after the promulgation of the September 2014 SAPPRFT Notice, operators of audiovisual websites must declare their annual purchasing plans with the SAPPRFT before the end of the year preceding the year of the intended broadcast and obtain the SAPPRFT’s approval. The September 2014 SAPPRFT Notice also states that the number of foreign films and TV dramas to be purchased by an operator and transmitted via its website in a single year may not exceed 30% of the total amount of Chinese mainland films and TV dramas purchased and transmitted by the same website in the previous year.

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

On November 4, 2016, the SAPPRFT issued the Notice on Further Strengthening the Planning, Development and Administration of Original Internet Audiovisual Programs (“Document 198”). Document 198 stipulates that if online service providers plan to produce and disseminate audiovisual programs that are considered to be key audiovisual programs under Document 198, the service providers must, during the early planning and development stage, file a summary of the programs and their titles, producer names, themes, and duration with the SAPPRFT and, for audiovisual programs with sensitive themes such as politics, military, diplomacy, national security, national sovereignty, religion, the justice system and public security, consult with designated regulatory authorities in the Chinese mainland before production of the programs. On June 26, 2017, SAPPRFT and other several regulatory authorities in the Chinese mainland issued the Notice on Several Policies Concerning the Prosperity and Development of Television Dramas that confirms filing procedures with respect to key Internet dramas. In accordance with the Notice on Upgrading the Filing System of the Online Audiovisual Programs issued by the NRTA, effective December 27, 2018, producers of key audiovisual programs must make filings prior to the commencement of the production that include a summary of specified details concerning the programs and, following the completion of the production, submit the completed programs to the NRTA or its competent provincial counterpart and make filings with additional information concerning the programs. On April 29, 2022, the NRTA issued the Notice on Matters Relating to the Administration of Distribution Permits for Domestic Internet Dramas and Other Audiovisual Programs, which stipulates that providers of Chinese mainland domestic Internet audiovisual programs, such as Internet dramas, micro-short videos, movies and animations, that fall within certain regulatory criteria such as investment thresholds or are intended by Internet audiovisual service providers to be their primary programs for marketing and business promotion, must obtain a distribution permit from the NRTA before publication and transmission of the programs over the Internet. On August 1, 2023, the NRTA promulgated the Notice on Matters Relating to Further Regulating the Pre-Broadcast Filing and Content Review of Television Dramas, Internet Dramas, and Internet Movies (the “2023 Notice 26”), which stipulates, among other requirements, that online video platform operators must file with the NRTA, for review and approval prior to live broadcast, the content of their flagship television dramas, Internet dramas, and Internet movies proposed for broadcasting on the homepage and/or featured section or column of the platform. The 2023 Notice 26 also provides guidance as to the number and duration of seasons and episodes, to discourage producers from making and releasing low-quality television dramas and Internet dramas for financial gain. On February 5, 2024, the NRTA promulgated the Micro-short Drama Notice to implement a classification and grading review system for micro-short dramas, a rapidly growing video format on Chinese mainland Internet platforms, based on the levels of investment in micro-short dramas specified in the guidelines. The Micro-short Drama Notice stipulates that online audiovisual platform operators, such as us, are responsible for content management and review for certain micro-short dramas with a total investment of less than RMB300,000 (or approximately $42,146) that are not identified as highly recommended for purposes of marketing and business promotion on their platforms or otherwise specifically promoted on their home page or screen.

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

Protection of Minors

On March 29, 2019, the SAPPRFT issued the Administrative Regulations Regarding Programs for Minors (the “Programs for Minors Regulations”), which took effect on April 30, 2019 and were amended on October 8, 2021. Under the Programs for Minors Regulations, programs for minors refer to Internet audiovisual programs and radio and television programs with minors as the main participants or the target audience. Under the Programs for Minors Regulations, providers of online audiovisual program services are required to adopt a number of measures to protect the physical and psychological well-being of minors, including establishing separate zones on their online platforms for audiovisual programs suitable for minors; prohibiting the advertising in such separate zones of pharmaceuticals, medical equipment, cosmetics, alcohol, cosmetic surgery, and other specified categories not considered suitable for minors; displaying break reminders in a prominent position during programs for minors; and deleting, blocking, and disconnecting links and adopting other necessary measures. Online audiovisual program services providers are also required to conduct pre-broadcasting reviews of programs for minors and advertisements to be directed to minors, and to form committees consisting of minor protection experts and representatives of parent and teacher groups to periodically evaluate programs for minors and such advertisements.

On October 17, 2020, the Standing Committee of the National People’s Congress issued the Minors Protection Law, which took effect on June 1, 2021 and was amended on April 26, 2024 (as amended, the “Minors Protection Law”). The Minors Protection Law promotes Internet literacy among minors, protects personal information of minors, and strengthens the protection of minors from cyber bullying and from addictive behaviors related to Internet services and products.

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

On November 15, 2024, the CAOC issued the Guidelines for the Construction of Minors Mode in Mobile Internet, which propose an overall plan for the development of a “minors mode,” that will be primarily applicable to mobile smart terminals, mobile Internet applications, and related distribution platforms for purposes of the protection of minors from harmful Internet content, behavior, and activities.

Private Network and Targeted Communication Audiovisual Program Services

On April 25, 2016, the SAPPRFT issued the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services (the “Private Network Audiovisual Programs Administration Provisions”), which were amended effective March 23, 2021, to replace the Measures for the Administration of the Transmission of Audiovisual Programs over Internet and other Information Networks that had been issued by the SAPPRFT on July 6, 2004. The Private Network Audiovisual Programs Administration Provisions stipulate that private network and targeted communication audiovisual program services include the provision, integrated control, transmission and distribution of audiovisual content through IPTV, targeted mobile television, television network and other targeted channels. The Private Network Audiovisual Programs Administration Provisions provide that operators engaging in private network and targeted communication audiovisual program services must obtain a permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The Private Network Audiovisual Programs Administration Provisions provide that only Chinese mainland state-owned or state-controlled entities may engage in private network and targeted communication audiovisual program services. We provide a small amount of audiovisual program services through private network and/or targeted communication channels, such as IPTVs and television networks. In order to comply with the Private Network Audiovisual Programs Administration Provisions, we partner with Chinese mainland state-owned entities for the provision of such services through private network and targeted communication channels. According to a press conference of SAPPRFT regarding the Private Network Audiovisual Programs Administration Provisions, Internet audiovisual program services provided through the public Internet, which include our main online video services, other than private network and targeted communication channels should comply with Document 56. See “- Online Audiovisual Transmission through the Public Internet” for a description of regulations affecting Internet Audio-video program services provided through the public Internet.

Online Cultural Products

On May 10, 2003, the MCT issued the Provisional Regulations for the Administration of Online Culture (the “Online Culture Regulations”), which took effect on July 1, 2003 and were amended on July 1, 2004. On February 17, 2011, the MCT issued the new Provisional Regulations for the Administration of Online Culture (the “New Online Culture Regulations”), which took effect on April 1, 2011 and were amended on December 15, 2017, to replace the previous regulations. The New Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include those cultural products that are produced specially for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Pursuant to the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in any of the following types of activities:

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

On September 2, 2021, the NRTA issued the Notice on Further Strengthening the Management of Arts and Their Personnel, under which online audiovisual platforms are required to strictly control the selection of actors and are prohibited from engaging actors who engage in deeds or use words considered to be immoral, actors considered to not be adhering to an acceptable level of social fairness and justice, or actors violating laws, regulations, or the public order.

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

On April 19, 2019, the China Alliance of Radio, Film, and Television issued the Notice on Strictly Implementing the Proportional Allocation of Production Costs for Television and Internet Dramas, which specifies that the aggregate compensation paid to cast members of a television or Internet drama may not exceed 40% of the total production costs of the drama and that the aggregate compensation paid to key members of the cast may not exceed 70% of the aggregate compensation paid to all of the cast members. Payment of amounts above the specified limits without reasonable grounds may result in the suspension or cancellation of the broadcast of the drama and/or the production permits of the producer.

Mobile Internet Applications Information Services

On June 28, 2016, the CAOC issued the Provisions on the Administration of Mobile Internet Applications Information Services (the “App Provisions”), which became effective on August 1, 2016 and were amended on June 14, 2022. Under the App Provisions, mobile application providers and application distribution platforms are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties. The App Provisions also require application providers to procure relevant approval to provide services through such applications and require application distribution platforms to register with local branch offices of the CAOC within 30 days after they start providing application store services. We have procured the required approvals for services that we provide through our mobile applications. If we, as a provider of information services through Apps, violate these regulations, application distribution platforms through which we distribute our Apps may issue warnings to us, suspend the release, or terminate the sale, of our Apps, and/or report our violations to regulatory authorities in the Chinese mainland.

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

On January 15, 2025, the National Medical Products Administration issued the Notice on Effectively Promoting and Implementing Relevant Pilot Reform Practices, which stipulates that enterprises engaging in Internet information services regarding pharmaceuticals are only required to make filings with the provincial medical products administrations where the enterprises are located before disseminating any pharmaceuticals information through their websites, and replaces the previous approval requirements under the Pharmaceuticals Information Services Measures. Enterprises that had obtained approvals before the cancellation of the previous approval requirements and intend to continue providing Internet information services regarding pharmaceuticals are expected to make filings in accordance with the revised procedures.

The VIEs Sohu Internet and Guangzhou Qianjun received renewed approval from the SAMR on June 13, 2019 and September 5, 2023, respectively, and Sohu Internet made required filings with the Beijing Municipal Medical Products Administration on May 23, 2024, to disseminate pharmaceuticals information over the Internet.

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

On December 24, 2015, the SAMR enacted the Provisions on Distribution of Real Estate Advertisements, which became effective on February 1, 2016 and amended on April 2, 2021 and stipulate that, among other things, real estate advertisements and information in listings for residences must be accurate. The advertised area must be identified as either the overall construction area or the interior construction area, and must not contain any promised return on investment or other specified information that is misleading or in violation of applicable laws.

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

The VIE Gamease, which is the operator of TLBB, Blade Online and certain other licensed PC games, and the VIE Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively, and Gamease and Guanyou Gamespace have obtained online publishing services licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. TLBB, Blade Online and some of Changyou’s other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing license at the time those online games were made publicly available. TLBB, Blade Online and certain of Changyou’s other existing games are currently published under an Internet publishing license held by Gamease. Gamease received a renewal of its Internet publishing license from the NPPA on February 29, 2024. As of the date of the filing of this annual report, the Internet publishing license held by Guanyou Gamespace has expired, and Guanyou Gamespace is in the process of applying for renewal of such license. There is uncertainty as to whether Guanyou Gamespace will be able to renew such license. Current Chinese mainland regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like Changyou’s are acknowledged by the SAPPRFT or SPPA, in view of the lack of formal interpretation regarding this issue, the SPPA might challenge Changyou’s current and past practices and could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of Changyou’s business license, or the forced discontinuation of or restrictions on its operations.

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

The MCT issued the New Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which took effect on April 1, 2011 and were amended on December 15, 2017 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. In January 2008, the VIE Gamease obtained an Online Culture Operating Permit, which was re-certified in October 2015 and December 2017; and in December 2010, Shanghai ICE obtained an Online Culture Operating Permit, which was re-certified in January 2014. On May 14, 2019, the MCT issued the MCT Approval Scope Notice, pursuant to which the MCT is no longer responsible for regulating the online-game industry and its local branches are no longer responsible for granting new Online Culture Operating Permits for online games, or renewing existing permits after their expiration. It is not clear whether another regulatory authority in the Chinese mainland will be designated to supervise the online game industry and whether a new permit or license that is similar to Online Cultural Operating Permit will be required for the operation of online games. On December 9, 2019, the Comprehensive Market Enforcement Supervision Bureau of MCT issued the Notice on Law Enforcement in the Online Game Market, which stipulates that the investigation and processing of online game cases will be under the Measures of Internet Publication Service Administration, and that the Interim Measures for Online Games Administration, which became effective on August 1, 2010 and were repealed on July 10, 2019, will no longer apply to such cases.

On December 22, 2023, the NPPA issued the Draft Online Games Administration Measures, which, if adopted, would stipulate, among other requirements, that online game publishers and operators (i) may not publish and operate online games that make participation in battles compulsory; (ii) may not provide inducement rewards such as daily logins, first recharges, and continuous recharges, and must set user recharge limits and provide pop-up window warnings with respect to excessive consumption behavior by users; (iii) may not allow the payment of large monetary rewards in online games that are livestreamed; (iv) may not provide random selection services to minors or allow minors to pay monetary rewards in online games that are livestreamed; and (v) must submit annual reports to the local provincial publishing authorities regarding the publishers’ and operators’ compliance with these requirements and certain other specified information. As of the date of the filing of this annual report, the Draft Online Games Administration Measures have not been formally adopted.

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

The Minors Protection Law has enhanced the requirements for the protection of minors from addictive online-game playing behaviors. Also see “- Regulation of the Provision of Internet Content - Protection of Minors.”

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

Information Security and Censorship

Internet content in the Chinese mainland is also regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress enacted the Decision on Internet Security Protection in 2000, and amended it in August 2009. The decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and Changyou may be subject to the jurisdiction of local security bureaus. If an ICP license holder violates these measures, the relevant regulatory authority in the Chinese mainland may revoke its ICP license and shut down its websites. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Service providers may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

Regulation of Other Services

Online Payment Services

On June 14, 2010, the PBOC issued the Measures for the Administration of Payment Services Provided by Non-financial Institutions (the “Payment Services Measures”), which took effect on September 1, 2010 and were amended on February 3, 2016 and April 29, 2020. On December 1, 2010, the PBOC promulgated the Implementing Rules for the Payment Services Measures (together with the Payment Services Measures, the “Payment Services Measures and Rules”), which was last amended on September 1, 2021. The Payment Services Measures and Rules required any non-financial institution engaging in payment services, such as online payments, issuance and acceptance of prepaid cards, and bill collection via bank cards, to obtain a Payment Service License. Applications for Payment Service Licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. To further regulate the operation of online payment services, the PBOC issued the Administration of Online Payment Services Provided by Non-Bank Payment Institutions (the “Online Payment Services Measures”), which took effect on July 1, 2016. The Online Payment Services Measures classify personal payment accounts at entities that already hold a Payment Service License into three categories based on the extent to which the holders of the accounts have completed identity verification procedures, and provide that those account holders who have completed more of the identity verification process are entitled to a broader range of payment options through their accounts. The Online Payment Services Measures prohibit non-bank payment institutions from engaging in securities, insurance, financing, trusts and other unauthorized financial business. Non-bank payment institutions are also required to develop risk control systems, including a risk rating system for users, a dispute resolution system, and a risk reserve. On December 9, 2023, the State Council issued the Regulations on the Supervision and Administration of Non-bank Payment Institutions, which took effect on May 1, 2024; and, on July 9, 2024, the PBOC issued related implementation rules (collectively, the “Non-bank Payment Institutions Regulations and Rules”), which replaced the Payment Services Measures and Rules. Under the Non-bank Payment Institutions Regulations and Rules, non-bank payment businesses include operators of stored value accounts and providers of payment transaction processing services. The Non-bank Payment Institutions Regulations and Rules require non-bank payment institutions to obtain a Payment Service License before applying for a business license, and to establish and continually update their internal systems, such as business management systems. The application and approval requirements and procedures for a Payment Service License under the previous Payment Services Measures and Rules remain virtually unchanged under the Non-bank Payment Institutions Regulations and Rules.

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

On March 27, 2014, the MOF issued the Interim Measures on the Administration of the Sale of Lotteries via Telephone (the “Telephone Lottery Measures”) to replace the MOF’s former version promulgated on September 26, 2010. Under the Telephone Lottery Measures, “sale of lotteries via telephone” refers to the use of fixed-line telephones and mobile telephones to sell lotteries through short messages, voice calls and applications. Properly qualified lottery sales agencies may authorize other entities (“Telephone Sales Agents”) to carry out the business of sale of lotteries via telephone. Lottery sales agencies and Telephone Sales Agents must enter into a commission agreement. A qualified Telephone Sales Agent is required to meet certain criteria, including having obtained a Value-Added Telecommunications Services Operating License. The Telephone Lottery Measures further provide that a Telephone Sales Agent must conduct business in accordance with parameters approved by the MOF and pursuant to a commission agreement.

On January 15, 2015, the MOF, the Ministry of Civil Affairs and the General Administration of Sports jointly promulgated the Notice related to Self-inspection and Self-Remedy of Unauthorized Online Lottery Sales, which requires provincial and municipal authority branches, including financial, civil affairs and sports bureaus, to conduct inspections and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commission contracts, online lottery products, exchange of lottery sales data, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery sales agencies. The Notice further requires that a formal report on the result of the inspections and the remedial measures be submitted by each provincial or municipal authority to the MOF, the Ministry of Civil Affairs and the General Administration of Sports by March 1, 2015.

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

On October 7, 1997, the State Radio Regulatory Bureau (formerly the State Radio Regulatory Commission), together with the SAMR (formerly the AQSIQ), promulgated the Regulations on the Production of Radio Transmitting Equipment (the “Radio Transmitting Equipment Regulations”), which took effect on January 1, 1999. Pursuant to the Radio Transmitting Equipment Regulations, each type of radio transmission equipment must obtain from the State Radio Regulatory Bureau a test report or product quality certificate (an “SRRC Certificate”) prior to production.

On May 10, 2001, the MIIT promulgated the Administration Measures of the Network Entry of Telecommunication Equipment (the “Telecommunication Equipment Measures”), which were amended on September 23, 2014 and January 18, 2024. The Telecommunication Equipment Measures require producers of telecommunications terminal equipment to obtain from the MIIT a Permit of Network Connection or China Type Approval Certificate (a “CTA Certificate”) for their equipment in order for it to be connected to a public telecommunications network. When a producer of such telecommunications terminal equipment applies for a CTA Certificate, it must submit an SRRC Certificate. If a CTA Certificate has not been obtained for such equipment, it may not be connected to a public telecommunications network and may not be used or sold in the Chinese mainland. Pursuant to the Announcement on the Reform Measures for the Network Entry Permit System for Telecommunication Equipment, which was promulgated by the MIIT on January 17, 2023 and became effective on March 1, 2023, network entry permits are no longer required for the connection of certain types of telecommunications equipment to networks.

Miscellaneous

Laws and Regulations Related to International Connections for Computer Information Networks

The State Council and the MIIT have promulgated regulations governing international connections for computer networks in the Chinese mainland, including:

•

Provisional Regulations of the People’s Republic of China for the Administration of International Connections to Computer Information Networks (1997, and amended in 2024) and related Implementing Measures (1998); and

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

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001 and amended on May 19, 2004 and January 30, 2013, the NCA issued the Computer Software Copyright Registration Procedures on February 20, 2002 and amended them on May 19, 2004, specifying detailed procedures and requirements with respect to the registration of software copyrights.

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

Since 2005, the NCA, together with certain other regulatory authorities in the Chinese mainland, have jointly launched annual campaigns, which normally last for three to four months every year, specifically aiming to crack down on Internet copyright infringement and piracy. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the MPS and the MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign was Internet audio and video programs. From the time the 2010 campaign commenced in late July, the local branches of the NCA focused on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, Web hosting or Internet access services for third parties engaging in copyright infringement or piracy and infringement by the use of mobile media. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked, and such websites may be ordered to shut down. A governmental program called the “Jian Wang Campaign,” which is aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2024, which was conducted from September through November of 2024 and targeted piracy and other forms of copyright infringement related to unauthorized dissemination of films, short videos, micro-short dramas, and online literature works, aimed to strengthen the copyright protection of original works.

On April 17, 2015, the NCA issued the Circular on Regulating the Order of Internet Reproduction of Copyrighted Works (the “Internet Reproduction Circular”). Under the Internet Reproduction Circular, in order to reproduce the work of others, Internet media companies must comply with relevant provisions of the copyright laws and regulations, and, unless provided otherwise by law or regulation, must obtain permission from and pay remuneration to the owner of the copyright to the work, and must indicate the name of the author, as well as the title and the source of the work, and may not infringe any other rights or interests of the copyright owner. Moreover, when reproducing the work of others, Internet media companies may not make material alterations to the content; and may not make editorial modifications or abridgments of the work that change the work’s title or its original intent. When reproducing the work of others, we will need to comply with these strict requirements of the Internet Reproduction Circular.

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

On December 17, 2012, the Supreme People’s Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information (the “Network Dissemination of Information Provisions”), which were most recently amended on December 29, 2020. The Network Dissemination of Information Provisions stipulate that the dissemination by network users or network service providers of written works, performances or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that network service providers that aid or abet any network user’s infringement of the rights of another to network dissemination of any works or recordings may be liable for such network user’s infringing activities.

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

The State Commission for the Administration of Cryptography changed its name to the State Cryptography Administration Bureau (the “SCAB”) in March 2005. The SCAB maintains authority over the importation, research, production, sale and use of cryptographic products in the Chinese mainland (“products” are defined to include any cryptographic technologies and products to be applied in the encryption or secure authentication of information, other than state secrets). Regulations were issued to restrict the importation, research, production and sale of encryption products and requiring that the encryption functions of such products be placed in escrow with the SCAB for reasons of national security.

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

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information (the “Information Protection Decision”), to further enhance the protection of User Personal Information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICPs’ collection and use of User Personal Information, publish the ICPs’ standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential User Personal Information that they collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure.

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

Laws and Regulations Related to Security and Censorship

The principal pieces of laws and regulations of the Chinese mainland concerning information security and censorship are:

•	The Internet Security Law (2017);

•	The Measures for Cybersecurity Review (2022);

•	The Regulations on Security Protection of Critical Information Infrastructure (2021);

•	The Data Security Law (2021);

•	The Data Security Regulations (2024);

•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988, as amended in 2010 and 2024) and related Implementing Rules (2014 and amended in 2024);

•	The Anti-spy Law of the People’s Republic of China (2014, as amended in 2023);

•	The Working Regulations for Anti-spy Security Precautions (2021);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, as amended in 2011);

•	Administrative Regulations for the Protection of Secrecy on Railway Computer Information Systems Connected to International Networks (1999);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

•

Notice issued by the Ministry of Public Security of the People’s Republic of China Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Networks (2000); and

•	The Decision of the Standing Committee of the National People’s Congress Regarding the Safeguarding of Internet Security (2000, and amended in 2009).

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

•

“State secrets” are defined as “matters that affect the security and interest of the state.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and “other State secrets that the State Secrets Protection Bureau has determined should be safeguarded.”

Under the laws and regulations discussed above, it is mandatory for Chinese mainland-based Internet companies to complete security filing procedures with the local public security bureau and for them provide regular updates to the local public security bureau regarding information security and censorship systems for their websites. In this regard, on October 1, 2004, the Administrative Rules on the Filing of Commercial Websites (the “Commercial Websites Filing Rules”) were promulgated by the Beijing Administration of Market Regulation (the “Beijing AMR”) to replace the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record promulgated by the Beijing AMR on September 1, 2000. The Commercial Websites Filing Rules state that operators of commercial websites must comply with the following requirements:

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

On July 7, 2022, the CAOC promulgated the Measures on Security Assessment of Cross-border Data Transfers (the “Data Security Assessment Measures”), which became effective on September 1, 2022 and provide that data processors are required to pass a security assessment and review by the CAOC and its designated local branches before making cross-border transfers of data out of the Chinese mainland specified in the Data Security Assessment Measures. On March 22, 2024, the CAOC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows (the “Cross-border Data Flow Provisions”), which stipulate that if there is a conflict between the Cross-border Data Flow Provisions and the Data Security Assessment Measures, the Cross-border Data Flow Provisions will prevail. The Cross-border Data Flow Provisions specify the circumstances under which data processors must apply to the CAOC through its applicable provincial branch office for a security assessment of cross-border data transfers. The enumerated circumstances include (i) CIIOs transferring personal information or important data (as defined in the Data Security Assessment Measures); and (ii) data processors other than CIIOs transferring important data, personal information (excluding sensitive personal information (as defined in the PIPL) of more than one million individuals, or sensitive personal information of more than 10,000 individuals within any particular calendar year.

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

On September 24, 2024, the State Council issued the Data Security Regulations, which provide specific requirements with respect to the protection of personal information, maintenance of the safety of significant data, and obligations of online platform service providers in connection with processing Internet data. For example, online data processors must delete or anonymize personal information if it was collected unnecessarily or without the consent of the individual through unavoidable methods such as the use of automatic data collection technology. Online data processors are also required to periodically conduct compliance audits of personal information processing in accordance with laws and administrative regulations. For the processing of significant data, among other specific requirements under the Data Security Regulations, significant data processors must specify the persons responsible for data safety and the data safety management department, and data processors must identify and declare significant data in accordance with relevant laws and provisions. In addition, the Data Security Regulations define large online platforms as those having more than 50 million registered users or more than 10 million monthly active users, complex business types, and online data processing activities that have a significant impact on national security, economic operation, national welfare, and people’s livelihoods.

Amendment (IX) provides, among other things discussed elsewhere in this annual report, that network service providers who do not comply with laws and regulations regarding the safe management of information on their networks and fail to correct their conduct after they receive notice of such non-compliance from relevant regulatory authorities, with results such as the dissemination of a substantial amount of illegal information or serious loss of evidence in criminal cases, may be convicted of the crime of failing to fulfill their obligations for the safe management of information on the Internet. In addition, entities and individuals are prohibited from offering such technical and other support for Internet access, online data storage, and communication transmission while knowing that recipients of any such support are conducting criminal activities through the Internet. The Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in of Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks, issued on October 21, 2019, further clarifies standards for conviction of the crimes of failing to fulfill obligations for the safe management of information on the Internet and assisting in criminal activities related to information networks.

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

On December 4, 2009, the MIIT and three other regulatory authorities in the Chinese mainland jointly issued the Anti-Pornography Notice to crack down on online pornography. Pursuant to the Anti-Pornography Notice, rewards of up to RMB10,000 will be provided to Internet users who report websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. During a Chinese mainland anti-pornography campaign conducted in 2014, many websites (including mobile websites) that contained pornography were closed down. In addition, China Mobile announced a temporary suspension of billing for Wireless Application Protocol services, as a means of fighting against websites providing pornographic content.

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

The Unfair Competition Law also stipulates that an Internet business operator may not, without the consent of another Internet business operator, insert links into the Internet products and services of such other Internet business operator in order to re-direct user traffic; may not mislead or compel users to modify, terminate, or un-install any Internet products or services of another Internet business operator; and may not take actions in bad faith to cause an Internet product or service of another Internet business operator to be unusable by users of the other business operator’s properties. On May 6, 2024, the SAMR promulgated the Interim Provisions Against Internet Unfair Competition, which became effective on September 1, 2024 and aim to strengthen supervision of Internet unfair competition activities. The provisions specify the circumstances under which an operator may not use technical means to impede or disrupt the normal operation of Internet products or services legally provided by other operators. In addition, the provisions stipulate specific requirements applicable to platform operators, including that (i) platform operators must not use service agreements, transaction rules, or other means to impose unreasonable restrictions or conditions on operators using the platform; and (ii) platform operators must take in a timely manner measures necessary to address unfair competition activities of operators using the platform, maintain relevant records, and report to the relevant authorities.

An amendment of the Unfair Competition Law that became effective on January 1, 2018 increased the maximum amount of administrative penalties that may be imposed for violations. An additional amendment of the Unfair Competition Law that became effective on April 23, 2019 increased the amount of administrative penalties that may be imposed for malicious misappropriation of trade secrets.

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

The Security Review Measures, promulgated by the NDRC and MOFCOM on December 19, 2020, stipulate that where a foreign investor acquires the equity or assets of a domestic enterprise by means of merger or acquisition, or invests in the Chinese mainland by other means, which affects or may affect national security, such merger, acquisition, or investment will be subject to a security review by relevant regulatory authorities in the Chinese mainland. See “- Requirements for Establishment of WFOEs” regarding the other provisions of the Security Review Measures.

Laws and Regulations Related to Antitrust

On August 30, 2007, the Standing Committee of the National People’s Congress of the People’s Republic of China adopted the Anti-Monopoly Law, which took effect on August 1, 2008 and was amended on June 24, 2022. Pursuant to the Anti-Monopoly Law, monopolistic conduct, including entering into monopolistic agreements, abuses of dominant market position, and Concentrations of Undertakings that have the effect of eliminating or restricting competition, is prohibited and business operators must not use data, algorithms, technologies, capital advantages and/or platform rules to conduct any monopolistic activities that are prohibited by the Anti-Monopoly Law. To further implement the Antitrust Law and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018; the Regulations on the Prohibition of Monopolistic Agreements, which were issued by the SAMR on March 10, 2023 and took effect on April 15, 2023 to replace the Interim Regulations on the Prohibition of Monopolistic Agreements; the Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position, which were issued by the SAMR on March 10, 2023 and took effect on April 15, 2023 to replace the Interim Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAMR; the Declaration Rules for Concentrations of Undertakings originally issued by the MOFCOM on January 5, 2009, amended by the MOFCOM on June 6, 2014, and re-issued by the SAMR on September 29, 2018; the Provisions on Reviewing Concentration of Undertakings, which were issued by the SAMR on March 10, 2023 and took effect on April 15, 2023 to replace the Interim Provisions on Reviewing Concentrations of Undertakings issued by the SAMR; and the Guidelines for Reviewing Horizontal Concentrations of Undertakings issued by the SAMR on December 10, 2024.

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

Concentration of Undertakings: pursuant to the Anti-Monopoly Law, where a Concentration of Undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be lodged in advance with the antitrust authority under the State Council. If a business operator fails to make a required declaration with, or if a properly made declaration has not been approved by, the relevant antitrust authority, the Concentration of Undertakings may not be effected. “Concentration of Undertakings” refers to (i) a merger of enterprises; (ii) acquiring control over other enterprises by an enterprise through acquiring equities or assets; or (iii) acquiring control over, or the possibility of exercising decisive influence on, an enterprise by contract or by any other means. Under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, the thresholds for prior notification of Concentration of Undertakings are the following:

•

the combined worldwide turnover of all of the subject enterprises in the preceding financial year is more than RMB12.00 billion (or approximately $1.69 billion), and the nationwide turnover within the Chinese mainland of each of at least two of the subject enterprises in the preceding financial year is more than RMB800.0 million (or approximately $112.4 million); or

•

the combined nationwide turnover within the Chinese mainland of all the subject enterprises in the preceding financial year is more than RMB4.00 billion (or approximately $561.9 million), and the nationwide turnover within the Chinese mainland of each of at least two of the subject enterprises in the preceding financial year is more than RMB800.0 million (or approximately $112.4 million).

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

In July 2014, the SAFE promulgated Circular 37, which replaced Circular 75. Circular 37 requires residents of the Chinese mainland, including institutions and individuals of the Chinese mainland, to register with the local SAFE branch in connection with their direct establishment or indirect control of an Offshore entity, referred to in Circular 37 as a “special purpose vehicle,” for the purpose of holding domestic or Offshore assets or interests. Residents of the Chinese mainland must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by individuals of the Chinese mainland, share transfer or exchange, merger, division or other material event. Under these regulations, Chinese mainland residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese mainland entity, including the payment of dividends and other distributions to its Offshore parent, as well as restrictions on capital inflows from the Offshore entity to the Chinese mainland entity, including restrictions on the ability to contribute additional capital to the Chinese mainland entity. Further, failure to comply with the various SAFE registration requirements could result in liability under Chinese mainland law for evasion of foreign exchange regulations.

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

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and related Implementation Rules were issued by the SAFE on January 5, 2007 and amended on May 29, 2016 and March 23, 2023. Both became effective on February 1, 2007. Under these regulations, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by individuals of the Chinese mainland may be conducted only with approval from the SAFE or its authorized branch. Under the Offshore Share Incentives Rule, citizens of the Chinese mainland who are granted share options, restricted share units or restricted shares by an overseas publicly listed company are required to register with the SAFE or its authorized branch and to comply with a series of other requirements. In November 2011, the SAFE approved our application to designate our Chinese mainland subsidiary Sohu Media to handle the registrations and other procedures required by the Offshore Share Incentives Rule. In February 2012, the SAFE approved Changyou’s application to designate its Chinese mainland subsidiary AmazGame to handle the registrations and other procedures required by the Offshore Share Incentive Rule. If we, Changyou or the Chinese mainland-citizen employees of Changyou and us who hold options, restricted share units or restricted shares fail to comply with these registration or other procedural requirements, we, Changyou and/or such employees may be subject to fines and other legal sanctions.

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

Prior to 2020, the principal laws and regulations governing distribution of dividends of foreign holding companies were the Foreign Investment Enterprises Law (1986), which was amended in October 2000 and October 2016, and the Administrative Rules under the Foreign Investment Enterprises Law (2001), which were amended in February 2014. This law and the related regulations were replaced by the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law, respectively, which both became effective on January 1, 2020. Under the new laws and regulations, requirements for the distribution of dividends of newly-established FIEs will be consistent with those that apply to domestic companies, which are included in the Company Law of the People’s Republic of China (the “Company Law”). Under the Company Law, newly-established FIEs are required to set aside 10% of their after-tax profits each year to fund statutory common reserves until such reserves equal 50% of the amount of registered capital.

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

ORGANIZATIONAL STRUCTURE

The charts below present the principal consolidated entities of Sohu.com Limited, including our consolidated Changyou entities as of the date of the filing of this annual report. Certain intermediate holding companies that are not significant to the Sohu Group have been eliminated.

Organizational Chart

Sohu.com Limited
100%(1)
Sohu Game
99%
Changyou
1%
100%
Changyou HK
100%
Changyou Korea
100%
Sohu Search
100%
Sohu HK
100%(1)
Sohu Focus
100%
Focus HK
Outside the Chinese mainland
Inside the Chinese mainland
3%(1)
100%
AmazGame
84%
Video Tianjin
29%
71%
Sohu Media
100%
Sohu New Momentum
100%
Sohu Era
100%
Heng Da Yi Tong
100%
Focus Interactive
100%
Gamespace
100%
Changyou Chuangxiang
100%
Gamease
13%
100%
Guanyou Gamespace
100%
Shanghai ICE
100%
High Century
100%
Tianjin Jinhu
100%
Sohu Internet
100%
Guangzhou Qianjun
100%
Donglin
Contractual arrangements
Equity ownership

Note(1): holds equity ownership through one or more wholly-owned intermediate holding entities.

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

Principal Variable Interest Entities

As of the date of the filing of this annual report, the following are the principal VIEs in the Chinese mainland that we established, or the contracts with which we succeeded to, to perform value-added telecommunications services, online games, Internet publishing, online news information services, online audiovisual transmission, and certain other business activities in the Chinese mainland, because of the Chinese mainland’s legal restrictions on direct foreign investment in and operation of value-added telecommunications businesses, which restrictions are discussed in “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies.” We entered into contractual arrangements between the VIEs and our Chinese mainland subsidiaries that govern a substantial portion of our operations, including those of the brand advertising business, the online game business and the others business. These entities are consolidated in Sohu’s consolidated financial statements, and noncontrolling interest is recognized when applicable. For a discussion of risks related to our VIE arrangements, please see Item 3. Key Information - Risk Factors - Risks Related to Our Corporate Structure “- We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business; these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses; and the contracts may be difficult to enforce” and “- A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.”

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

OVERVIEW

We are a leading Chinese online media platform and game business group providing comprehensive online products and services on PCs and mobile devices in the Chinese mainland. Our businesses are conducted by Sohu and Changyou. Sohu is an online media content and services provider. Through our social features, Sohu also enables users to generate and distribute content, as well as interact with each other on our platform. Changyou is an online game developer and operator. Most of our operations are conducted through our Chinese mainland-based subsidiaries and the VIEs we consolidate under U.S. GAAP (ASC 810).

For the year ended December 31, 2024, our total revenues were approximately $598.4 million, stable compared to 2023, and our gross margin decreased from 76% to 72%. Our brand advertising business generated revenues of $73.5 million, with a 17% annual decrease, representing 12% of total revenues. Our online game business generated revenues of $502.4 million, with a 5% annual increase, representing 84% of total revenues. In 2024, our net loss from continuing operations was $100.2 million, compared to $66.1 million in 2023. Diluted net loss from continuing operations per share attributable to Sohu.com Limited was $3.13 in 2024, compared to $1.93 in 2023.

Factors and Trends Affecting our Business

The range of mobile Internet services continues to expand, reflecting a continual shift in user activity from PCs to mobile devices and an increase in the number of Internet users. We have focused our efforts on developing a portfolio of mobile products across our business lines.

For Sohu, during 2024 we continued to refine our flagship Apps and enhance user experience by expanding premium content offerings, upgrading technology and algorithms, and integrating resources on our platform. We worked closely with professional media organizations and other content providers on the production of high-quality content. We also encouraged users to generate content, communicate, and distribute content, which not only provided us with abundant content, but also enabled users to build social networks on our platform. We continued to work on a series of science-related live broadcasts, including highly regarded IPs, which we believe reinforced our reputation as a leading knowledge and science-based live broadcasting platform. In addition, leveraging the synergy of our product matrix, we continued to integrate our various influential events centered on different verticals, both online and offline. These events brought together users with common interests to our platform and enhanced vitality and engagement within our user community. To attract and retain users, we have incurred expenses for content and user acquisition, as well as for promotion of our products and services. We may increase such expenditures in the future. Further, we have continually innovated our content offerings and combined them to customized brand marketing solutions for advertisers through various events, which have not only generated premium content but also gained recognition from both users and advertisers. These events demonstrated our competitive advantages and consolidated our position as a mainstream media platform. The advertising market continued to face uncertainties, which have had, and may continue to have, an adverse impact on our revenues and results of operations.

For Changyou, overall online game revenues for 2024 increased year-over-year, benefiting from the launch of new mobile games and the revitalization of legacy games during the year. During 2024, as market competition intensified and user demands increased, Changyou adhered to its “Top Games” strategy, kept close track of changing market trends and user demand, continued to optimize its development process for new games, and refined and revitalized its older games. Changyou also stepped up its efforts to expand international presence. Going forward, Changyou plans to continue to enhance its capabilities in game design, game technology, and graphic quality; continue to embrace technological advances, such as artificial intelligence, to improve efficiency; and further invest in team building and talent development. While maintaining its core competitiveness in MMORPGs, Changyou also plans to expand its game portfolio with additional types of card-based RPGs, sports games, casual games, and strategy games.

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

Goodwill Impairment Assessment for the Sohu Reporting Unit

Nature of estimate: The Sohu segment has only one reporting unit, which is the Sohu reporting unit. The goodwill balance associated with the Sohu reporting unit was $36.7 million as of December 31, 2024.

We conduct an annual impairment test as of October 1 of each year, or more frequently if events or circumstances indicate an impairment may exist. We conduct impairment tests by quantitatively comparing the fair value of the reporting unit to its carrying value.

Assumptions: The Sohu reporting unit estimated the fair values by using the income approach and the market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, the discount rate, and profitability. The market approach considers earnings multipliers based on market data of comparable companies engaged in a similar business. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary. The fair value of the Sohu reporting unit also includes cash not required for working capital and the fair value of real estate held by the Sohu reporting unit for the production of rental income. The fair value of real estate owned and leased to others was determined using the income approach, with key assumptions including rental income from existing and expected lease contracts and market yields of comparable real estate. If rental income decreases and/or market yields increase, the fair value of this real estate, as well as the fair value of the Sohu reporting unit, will decrease. The goodwill impairment assessment is sensitive to the estimates related to these factors, and particularly the fair value of the real estate. If one of the assumptions relating to these factors decreased or increased by 5%, while all other assumptions remained constant, the fair value of the Sohu reporting unit would not be significantly impacted and would still be above its carrying value. The market capitalization of the Sohu Group was also considered in determining the reasonableness of estimated fair value.

Based on the annual impairment test conducted as of October 1, 2024, the fair value of the reporting unit exceeded the carrying value, indicating that the goodwill was not impaired. Our estimate of the key assumptions did not change significantly throughout the periods presented.

See “Note 2 - Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding goodwill.

Expected Credit Losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

Assumptions: The provision for credit losses is estimated mainly based on past collection experience as well as consideration of current and future economic conditions and changes in our collection trends. We estimate the expected credit losses for financial assets with similar risk characteristics on a pooled basis. The key assumptions used in the process of estimating the provision for credit losses include portfolio composition, loss severity and recoveries, and application of macroeconomic forecasts. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of loss severity and recoveries and macroeconomic forecasts decreased or increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

See “Note 2 - Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding expected credit losses.

RESULTS OF OPERATIONS

Revenues

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2022		2023		2024		2023 VS 2022		2024 VS 2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Revenues:
Brand advertising	$103,233	14%	$88,689	15%	$73,465	12%	$(14,544)	(14)%	$(15,224)	(17)%
Online games	585,424	80%	479,697	80%	502,389	84%	(105,727)	(18)%	22,692	5%
Others	45,215	6%	32,286	5%	22,545	4%	(12,929)	(29)%	(9,741)	(30)%

Total revenues	$733,872	100%	$600,672	100%	$598,399	100%	$(133,200)	(18)%	$(2,273)	0%

Brand Advertising Revenues

Brand advertising revenues were $73.5 million for 2024, compared to $88.7 million and $103.2 million, respectively, for 2023 and 2022. The year-on-year reduction in brand advertising revenues resulted mainly from changes in the macroeconomic environment and intensified industry-wide competition in the Chinese mainland.

Sohu

Revenues from Sohu were $69.7 million for 2024, compared to $83.7 million and $96.4 million, respectively, for 2023 and 2022. The number of advertisers was 1,059, 1,493 and 1,570, respectively, for 2024, 2023 and 2022. The average amount spent per advertiser was approximately $66,000, $56,000 and $61,000, respectively, for 2024, 2023 and 2022.

Changyou

Revenues from Changyou’s 17173.com Website were $3.8 million for 2024, compared to $5.0 million and $6.9 million, respectively, for 2023 and 2022. The number of advertisers was 62, 60 and 67, respectively, for 2024, 2023 and 2022. The average amount spent per advertiser was approximately $61,000, $83,000 and $103,000, respectively, for 2024, 2023 and 2022.

Other information

Sales to our five largest advertising agencies and advertisers comprised approximately 24% of total brand advertising revenues for 2024, compared to 28% and 34%, respectively, for 2023 and 2022. As of December 31, 2024, 2023 and 2022, we recorded $2.1 million, $2.7 million and $2.8 million, respectively, of receipts in advance from advertisers. As of December 31, 2024, we had obligations to provide, and advertisers had obligations to purchase, advertising services under existing contracts in the amount of $6.3 million that are required to be provided during the year ending December 31, 2025.

Online Game Revenues

Revenues from the online game business were $502.4 million for 2024, compared to $479.7 million and $585.4 million, respectively, for 2023 and 2022.

Revenues from PC games were $359.3 million for 2024, compared to $368.7 million and $425.7 million, respectively, for 2023 and 2022, representing 72%, 77% and 73%, respectively, of Changyou’s online game revenues for the corresponding years. The dominant PC game operated by Changyou is TLBB. In 2024, TLBB PC generated revenues of $309.2 million, accounting for approximately 62% of Changyou’s online game revenues, approximately 61% of Changyou’s total revenues, and approximately 52% of the Sohu Group’s total revenues. The year-on-year decrease in PC game revenues for 2024 was $9.4 million, mainly due to a natural decline in TLBB PC.

Revenues from mobile games were $143.1 million for 2024, compared to $111.0 million and $159.7 million, respectively, for 2023 and 2022. The dominant mobile game operated by Changyou was Legacy TLBB Mobile. In 2024, the mobile game Legacy TLBB Mobile generated revenues of $44.4 million, accounting for approximately 9% of Changyou’s online game revenues, approximately 9% of Changyou’s total revenues, and approximately 7% of the Sohu Group’s total revenues. The year-on-year increase in mobile game revenues for 2024 was $32.1 million, mainly due to the revenue contribution from several new games.

The following table sets forth certain operating data for Changyou’s PC games and mobile games for the periods indicated:

Average Monthly Active Accounts (1)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2022	2.0	2.4	2.3	2.0	2.1	2.5	2.3	1.8
2023	2.2	1.6	2.2	1.3	2.2	2.3	2.3	1.7
2024	2.3	2.8	2.2	4.9	2.2	3.2	2.3	2.6

Quarterly Aggregate Active Paying Accounts (2)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2022	1.0	0.5	1.0	0.4	1.0	0.6	0.9	0.4
2023	0.9	0.3	0.9	0.3	1.0	0.5	0.9	0.3
2024	0.9	0.3	0.9	1.1	0.9	1.1	1.0	0.4

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given quarter refers to the number of accounts from which game points are used at least once during the quarter.

Other Revenues

Revenues from other services were $22.5 million for 2024, compared to $32.3 million and $45.2 million, respectively, for 2023 and 2022. The year-on-year decrease for 2024 was $9.8 million, which was mainly attributable to a $7.1 million decrease in revenue from Sohu’s paid subscription services, and a $1.2 million decrease in Sohu’s revenue sharing from other platforms. The year-on-year decrease for 2023 was $12.9 million, which was mainly attributable to a $12.3 million decrease in revenue from Sohu’s paid subscription services, a $1.4 million decrease in Sohu’s interactive broadcasting services, and a $0.8 million increase in Sohu’s revenue sharing from other platforms.

Costs and Expenses

Cost of Revenues

The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2022		2023		2024		2023 VS 2022		2024 VS 2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Cost of revenues:
Brand advertising	$86,642	45%	$71,103	48%	$66,579	40%	$(15,539)	(18)%	$(4,524)	(6)%
Online games	91,001	48%	65,029	45%	88,495	53%	(25,972)	(29)%	23,466	36%
Others	13,930	7%	9,625	7%	10,759	7%	(4,305)	(31)%	1,134	12%

Total cost of revenues	$191,573	100%	$145,757	100%	$165,833	100%	$(45,816)	(24)%	$20,076	14%

Cost of Brand Advertising Revenues

Cost of brand advertising revenues was $66.6 million for 2024, compared to $71.1 million and $86.6 million, respectively, for 2023 and 2022.

The year-on-year decrease for 2024 was $4.5 million, which mainly consisted of a $2.4 million decrease in bandwidth service costs, a $1.1 million decrease in costs incurred for content marketing campaigns, and a $1.1 million decrease in salary and benefits expenses.

The year-on-year decrease for 2023 was $15.5 million, which mainly consisted of an $8.0 million decrease in bandwidth service costs, a $4.1 million decrease in costs incurred for content marketing campaigns, a $2.5 million decrease in depreciation and amortization expenses, and a $1.4 million decrease in salary and benefits expenses.

Our brand advertising gross margin was 9% for 2024, compared to 20% and 16%, respectively, for 2023 and 2022.

Cost of Online Game Revenues

Cost of online game revenues was $88.5 million for 2024, compared to $65.0 million and $91.0 million, respectively, for 2023 and 2022.

The year-on-year increase in cost of online game revenues for 2024 was $23.5 million. The increase included a $20.6 million increase in revenue-sharing payments to licensors, game developers, and third-party Internet platforms, and a $1.8 million increase in bandwidth service costs.

The year-on-year decrease in cost of online game revenues for 2023 was $26.0 million. The decrease included a $22.0 million decrease in revenue-sharing payments to licensors, game developers, and third-party Internet platforms, and a $1.1 million decrease in bandwidth service costs and a $0.6 million decrease in tax surcharges.

Our online game gross margin was 82% for 2024, compared to 86% and 84%, respectively, for 2023 and 2022.

Cost of Other Revenues

Cost of other revenues was $10.8 million for 2024, compared to $9.6 million and $13.9 million, respectively, for 2023 and 2022. The year-on-year increase for 2024 was $1.2 million, which was mainly due to a $3.3 million increase in content and license costs related to paid subscription services, offset by a $1.8 million decrease in revenue-sharing payments related to payment channels. The year-on-year decrease for 2023 was $4.3 million, which was mainly due to a $4.6 million decrease in revenue-sharing payments related to payment channels.

Operating Expenses

The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2022		2023		2024		2023 VS 2022		2024 VS 2023
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Operating expenses:
Product development	$260,772	48%	$279,842	52%	$255,233	47%	$19,070	7%	$(24,609)	(9)%
Sales and marketing	225,480	41%	213,449	39%	235,824	44%	(12,031)	(5)%	22,375	10%
General and administrative	56,920	11%	48,934	9%	50,910	9%	(7,986)	(14)%	1,976	4%

Total operating expenses	$543,172	100%	$542,225	100%	$541,967	100%	$(947)	0%	$(258)	0%

Product Development Expenses

Product development expenses were $255.2 million for 2024, compared to $279.8 million and $260.8 million, respectively, for 2023 and 2022.

The year-on-year decrease for 2024 was $24.6 million, representing a year-on-year decrease of 9%. The decrease mainly consisted of an $8.5 million decrease in content and license costs, a $5.5 million decrease in bad debt expenses, a $4.9 million decrease in salary and benefits expenses, a $2.1 million decrease in depreciation and amortization expenses, and a $1.8 million decrease in bandwidth service expenses.

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

Sales and Marketing Expenses

Sales and marketing expenses were $235.8 million for 2024, compared to $213.4 million and $225.5 million, respectively, for 2023 and 2022.

The year-on-year increase for 2024 was $22.4 million, representing a year-on-year increase of 10%. The increase mainly consisted of a $28.1 million increase in advertising and promotional expenses, offset by a $3.2 million decrease in salary and benefits expenses, and a $2.1 million decrease in professional fees.

The year-on-year decrease for 2023 was $12.1 million, representing a year-on-year decrease of 5%. The decrease mainly consisted of a $13.3 million decrease in advertising and promotional expenses, offset by a $1.5 million increase in professional fees.

General and Administrative Expenses

General and administrative expenses were $50.9 million for 2024, compared to $48.9 million and $56.9 million, respectively, for 2023 and 2022.

The year-on-year increase for 2024 was $2.0 million, representing a year-on-year increase of 4%. The increase mainly consisted of a $1.7 million increase in bad debts expense.

The year-on-year decrease for 2023 was $8.0 million, representing a year-on-year decrease of 14%. The decrease mainly consisted of a $3.5 million decrease in salary and benefits expenses, a $2.1 million decrease in share-based compensation expense, and a $1.4 million decrease in professional fees.

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2022, 2023 and 2024 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2022	2023	2024
Cost of revenues	$191	$17	$1
Product development expenses	2,026	156	19
Sales and marketing expenses	128	26	22
General and administrative expenses	2,594	509	(72)

	$4,939	$708	$(30)

Share-based compensation expense was recognized for share-based awards of Sohu and Changyou for the years ended December 31, 2022, 2023 and 2024 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2022	2023	2024
For Sohu share-based awards	$677	$96	$73
For Changyou share-based awards	4,262	612	(103)

	$4,939	$96	$(30)

There was no capitalized share-based compensation expense for the years ended December 31, 2022, 2023 and 2024.

Operating Profit/(Loss)

We had an operating loss of $109.4 million for 2024, compared to operating loss of $87.3 million and $0.9 million, respectively, for 2023 and 2022.

Other Income/(Expense)

Other income was $22.1 million for 2024, compared to $35.7 million and $17.6 million, respectively, for 2023 and 2022.

Interest Income

Interest income was $38.6 million for 2024, compared to $45.2 million and $17.3 million, respectively, for 2023 and 2022.

Income Tax Expense

Income tax expense was $52.1 million for 2024, compared to $60.4 million and $57.9 million, respectively, for 2023 and 2022.

The difference in income tax expense for 2024 compared to 2023 resulted primarily from deferred tax expenses of $6.7 million, accrued regular income tax expense of $4.3 million, offset by $2.5 million for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.

The difference in income tax expense for 2023 compared to 2022 resulted primarily from accrued regular income tax expense of $9.7 million, offset by $5.3 million for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.

Net Income/(Loss)

As a result of the foregoing, we had a net loss from continuing operations of $100.2 million for 2024, compared to a net loss of $66.1 million and $17.3 million, respectively, for 2023 and 2022.

We had net income from discontinued operations of nil for 2024, compared to net income of $35.4 million and nil, respectively, for 2023 and 2022.

Net Income/(loss) Attributable to Noncontrolling Interest

Our net income from continuing operations attributable to noncontrolling interest was $31,000 for 2024, compared to net loss from continuing operations attributable to noncontrolling interest of $265,000, and net income attributable to noncontrolling interest of $2,000, respectively, for 2023 and 2022.

Net income/(Loss) attributable to Sohu.com Limited

As a result of the foregoing, we had a net loss from continuing operations of $100.3 million attributable to Sohu.com Limited for 2024, compared to net loss of $65.8 million and $17.3 million attributable to Sohu.com Limited, respectively, for 2023 and 2022.

We had net income from discontinued operations of nil attributable to Sohu.com Limited for 2024, compared to net income of $35.4 million and nil attributable to Sohu.com Limited, respectively, for 2023 and 2022.

LIQUIDITY AND CAPITAL RESOURCES

Resources Analysis

Liquidity Sources and Balances

Our principal sources of liquidity are cash and cash equivalents, short-term investments, long-term time deposits, and cash flows generated from operations. Cash equivalents mainly consist of time deposits with original maturities of three months or less, and notice deposits. Short-term investments mainly consist of investments in financial instruments with a variable interest rate and time deposits with maturities of three months to one year. Long-term time deposits consist of time deposits with maturities over one year.

As of December 31, 2024, we had cash and cash equivalents of approximately $159.9 million, short-term investments of $744.5 million, and long-term time deposits of $331.3 million. Of our cash and cash equivalents, $60.1 million was held in financial institutions inside the Chinese mainland and $99.8 million was held in financial institutions outside of the Chinese mainland. Of the cash and cash equivalents held in financial institutions inside the Chinese mainland, $13.0 million was held by VIEs and $47.1 million was held by our Chinese mainland-based subsidiaries.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs, commitments, capital expenditures, and investment activities for at least the next twelve months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

See “Item 3. Key Information - Risk Factors - Risks Related to the Chinese Mainland’s Regulatory Environment - Restrictions on currency exchange may limit our ability to use our revenues effectively,” “- Our Offshore entities may need to rely on dividends and other distributions on equity paid by our Chinese mainland-based subsidiaries, including the Chinese mainland-based subsidiaries of our subsidiary Changyou, to fund any cash requirements those Offshore entities may have. Our Offshore entities may not be able to obtain cash from distributions because our Chinese mainland-based subsidiaries and the VIEs in the Chinese mainland are subject to restrictions imposed by Chinese mainland law on paying such dividends and making other payments,” and “- Dividends we receive from our operating subsidiaries located in the Chinese mainland are subject to Chinese mainland profit appropriation and withholding tax,” See also “Restrictions and Limitations on Cash Available to Sohu.com Limited” below and Item 11 “Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Exchange Rate Risk.”

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	Year Ended December 31,
	2022	2023	2024
Net cash provided by/(used in) continuing operating activities	$32,242	$(25,567)	$(48,018)
Net cash provided by/(used in) operating activities	32,242	(25,567)	(48,018)
Net cash used in continuing investing activities	(232,789)	(291,665)	(113,360)
Net cash used in investing activities	(232,789)	(291,665)	(113,360)
Net cash used in continuing financing activities	(82,136)	(6,560)	(40,875)
Net cash used in financing activities	(82,136)	(6,560)	(40,875)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(16,773)	(11,982)	(3,508)

Net decrease in cash, cash equivalents and restricted cash	(299,456)	(335,774)	(205,761)
Cash, cash equivalents and restricted cash at beginning of period	1,000,918	701,462	365,688

Cash, cash equivalents and restricted cash at end of period	$701,462	$365,688	$159,927

Cash, cash equivalents and restricted cash of continuing operations, end of year	701,462	365,688	159,927

Net Cash Provided by/(Used in) Operating Activities

For 2024, $48.0 million net cash used in continuing operating activities was primarily attributable to our net loss of $100.2 million, adjusted by (i) the add back of non-cash items consisting of $24.7 million of depreciation and amortization expenses, $1.3 million of allowance for credit losses, $0.9 million of impairment of other intangible assets and other assets, and $0.3 million of investment income from long-term investments, (ii) offset by $4.9 million of change in fair value of financial instruments, and $0.3 million from disposal of fixed assets. The increase in cash from $30.3 million in working capital items is also included in operating cash flow.

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

Net Cash Used in Investing Activities

For 2024, $113.4 million net cash used in continuing investing activities was primarily attributable to (i) $1.94 billion used in the purchase of short-term investments and time deposits, and $19.9 million used in the purchase of fixed assets and intangible assets, offset by (ii) $1.84 billion in proceeds from short-term investments and time deposits, and $0.6 million cash received from other investing activities.

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

Net Cash Used in Financing Activities

For 2024, $40.9 million net cash used in continuing financing activities was used in the repurchase of shares.

For 2023, $6.6 million net cash used in continuing financing activities was used in the repurchase of shares.

For 2022, $82.1 million net cash used in continuing financing activities was used in the repurchase of shares.

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

The ability of Sohu.com Limited’s direct subsidiaries to receive dividends and distributions from our Chinese mainland-based subsidiaries and the VIEs, and the amount of cash available for distribution to, and use by, Sohu.com Limited, are subject to certain restrictions and limitations related to Chinese mainland law and our subsidiary and VIE structure. We do not expect any of such restrictions or limitations to have a material impact on our ability to meet our cash obligations.

Chinese Mainland Regulations Related to Profit Appropriation, Withholding Tax on Dividends and Foreign Currency Exchange

Regulations of the Chinese mainland currently permit payment of dividends of a Chinese mainland company only out of accumulated profits as determined in accordance with accounting standards and regulations in the Chinese mainland. Our Chinese mainland-based subsidiaries are also required to set aside each year to their general reserves at least 10% of their after-tax profit based on Chinese mainland accounting standards, until the cumulative amount reaches 50% of their paid-in capital. These reserves may not be distributed as cash dividends, or as loans or advances. Our Chinese mainland-based subsidiaries may also allocate a portion of their after-tax profits, at the discretion of their Boards of Directors, to their staff welfare and bonus funds. Any amounts so allocated may not be distributed by Sohu.com Limited or Changyou.com Limited and, accordingly, would not be available for distribution to Sohu.com Limited.

The CIT Law imposes a 10% withholding income tax for dividends distributed by FIEs in the Chinese mainland to their immediate holding companies outside the Chinese mainland. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the Chinese mainland and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the Chinese mainland-HK Tax Arrangement if such holding company is considered a non-Chinese mainland resident enterprise and holds at least 25% of the equity interests in the Chinese mainland FIE distributing the dividends, subject to approval of the local tax authority in the Chinese mainland. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. As of December 31, 2024, we had accrued deferred tax liabilities related to Changyou in the amount of $265.9 million for Chinese mainland withholding tax.

Under regulations of the SAFE, the RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of the Chinese mainland, unless prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Chinese Mainland Restrictions Related to the VIE Structure

A significant portion of our operations is conducted through VIEs, which generate a significant amount of our revenues. As of December 31, 2024, none of the VIEs that we consolidate in our financial statements under U.S. GAAP (ASC 810) held significant cash balances. However, such VIEs have in the past, and may again in the future, hold significant cash balances. As the VIEs are not owned by our Chinese mainland-based subsidiaries or any of our subsidiaries outside of the Chinese mainland, they are not able to make dividend payments to those subsidiaries. Therefore, in order for Sohu.com Limited or our subsidiaries outside of the Chinese mainland to receive any dividends, loans, or advances from our Chinese mainland-based subsidiaries, in some cases we may need to rely on payments made by the VIEs to our Chinese mainland-based subsidiaries pursuant to service contracts between them. Depending on the nature of services provided by our Chinese mainland-based subsidiaries to the corresponding VIEs, certain of these payments will be subject to Chinese mainland taxes, such as VAT, which will effectively reduce the amount that our Chinese mainland-based subsidiaries receive from the corresponding VIEs. In addition, regulatory authorities in the Chinese mainland could impose restrictions on such payments or change the tax rates applicable to such payments.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $19.9 million, $18.4 million, and $23.8 million, respectively, for the years ended December 31, 2024, 2023 and 2022.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2024 (in thousands):

	2025	2026	2027	2028	2029	Thereafter	Total
Purchase of content and services	13,033	282	55	0	0	0	13,370
Operating lease obligations	4,364	3,989	113	0	0	0	8,466
Royalties and expenditures for licensed content of games	$3,978	1,391	695	1,043	0	0	7,107
Purchase of bandwidth	5,191	87	8	0	0	0	5,286
Others	271	0	0	0	0	0	271

Total Payments Required	$26,837	5,749	871	1,043	0	0	34,500

OTHER LONG-TERM LIABILITIES

We recorded long-term tax liabilities of $211.8 million, consisting primarily of a $15.3 million in interest on the unrecognized tax benefit related to the Toll Charge, and $196.5 million related to certain business transactions that took place in previous years and management determined may result in additional tax obligations under relevant tax rules. See “Note 15 - Taxation” of the Notes to Consolidated Financial Statements for more information.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Segment Reporting (Topic 280). In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The adoption of this standard did not have a material impact on our consolidated financial statements.

Other accounting standards that we adopted beginning January 1, 2024 did not have a significant impact on our consolidated financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Income Taxes (Topic 740). In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. We do not expect to adopt ASU No. 2023-09 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Income Statement (Topic 220). In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We do not expect to adopt ASU No. 2024-03 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of the filing of this annual report. The business address of each of our directors and executive officers is Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

Directors and Executive Officers	Age	Position
Charles Zhang	60	Chairman of the Board and Chief Executive Officer
Dewen Chen	49	Chief Executive Officer of Changyou
Joanna Lv	54	Chief Financial Officer
Charles Huang	55	Director
Zhonghan Deng(1) (2) (3)	57	Independent Director
Dave De Yang(1)	59	Independent Director
Dave Qi(1) (2) (3)	61	Independent Director
Shi Wang (3)	74	Independent Director

(1)	Member of the Audit Committee of our Board of Directors.
(2)	Member of the Compensation Committee of our Board of Directors.
(3)	Member of the Nominating Committee of our Board of Directors.

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

Board of Directors

Our Board of Directors currently consists of six directors and is divided into two classes consisting of three directors each, with one class of directors being elected by the holders of our ordinary shares at each annual general meeting of shareholders and holding office for staggered two-year terms, with the term of one of the classes expiring at each annual general meeting. Our directors currently consist of Dr. Charles Zhang, Zhonghan Deng, and Dave De Yang, whose terms will expire at our 2026 annual general meeting of shareholders, and Charles Huang, Dave Qi, and Shi Wang, whose terms will expire at our 2025 annual meeting of shareholders. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided the nature of such interest is disclosed prior to any vote thereon.

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

Compensation of Executive Officers and Directors

During the year ended December 31, 2024, we paid an aggregate of approximately $5.2 million in cash compensation to our executive officers. We paid an aggregate of approximately $0.58 million in cash compensation to our directors other than Dr. Charles Zhang. In 2024, the total compensation expense for our non-executive directors and executive officers recorded in our consolidated statements of comprehensive income was $6.7 million. None of our directors, other than Dr. Charles Zhang, have service contracts that provide for benefits upon termination of employment.

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

Changyou Share Incentive Plan

Changyou adopted a share incentive plan in June 2014 (the “Changyou 2014 Share Incentive Plan”), which expired in June 2024 and is no longer available for granting new share-based awards. Changyou also adopted a share incentive plan in August 2019 (the “Changyou 2019 Share Incentive Plan”) that will terminate in August 2029 (the Changyou 2019 Share Incentive Plan and the Changyou 2014 Share Incentive Plan together, the “Changyou Share Incentive Plans”). The maximum number of Changyou Class A ordinary shares issuable under the Changyou 2014 Share Incentive Plan was 6,000,000 and the maximum number of Changyou’s Class A ordinary shares issuable under the Changyou 2019 Share Incentive Plan is 3,000,000. After the completion of the Changyou Merger, our Board of Directors may amend, suspend, or terminate the Changyou 2014 Share Incentive Plan and/or the Changyou 2019 Share Incentive Plan at any time; provided, however, that we must first seek the approval of the participants in the Changyou 2014 Share Incentive Plan or in the Changyou 2019 Share Incentive Plan, as the case may be, if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards. Share incentive awards may be granted under the Changyou Share Incentive Plans to Changyou management and employees and to management and employees of any of the Sohu Group companies. Share incentive awards that were granted, or may be granted, under the Changyou Share Incentive Plans include, among other forms, options, restricted share units and restricted shares, and the maximum term of any share incentive award granted is ten years from the grant date.

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

Grants of Shares and Options to Directors and Executive Officers

The following tables set forth summaries of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of February 21, 2025.

Awards Granted under Sohu 2018 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Charles Zhang	70,000	(1)	$0.001	7/1/2019	6/30/2029
Joanna Lv	40,000	(1)	$0.001	7/1/2019	6/30/2029
Joanna Lv	10,000	(1)	$0.001	9/1/2020	8/31/2030

(1)	Consists of options to purchase our ordinary shares at a nominal exercise price, all of which options were vested and exercisable as of February 21, 2025.

Awards Granted under Changyou 2019 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Dewen Chen	1,238,774	(1)	$0.01	8/26/2019	9/30/2029

(1)	Consists of options, granted on August 26, 2019 and effective as of October 1, 2019, all of which options were vested as of February 21, 2025.

Employees

As of December 31, 2024, we had approximately 4,300 employees, including 2,500 employees for Sohu and 1,800 employees for Changyou. None of our personnel are represented under collective bargaining agreements.

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

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 21, 2025 by (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our ordinary share (assuming conversion of all outstanding exercisable options and warrants held by that person), (ii) each current director, (iii) each named executive officer and (iv) all of our current directors and named executive officers as a group. Except as otherwise provided in the footnotes to this table, we believe that the persons named in this table have voting and investment power with respect to all of the ordinary shares stated to be beneficially owned by them. Each ordinary share is entitled to one vote on all matters subject to a shareholder vote.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
Charles Zhang	11,462,100	(2)	38.59%
Charles Huang(3)	76,265		*
Shi Wang(4)	34,132		*
Dave Qi(5)	28,940		*
Zhonghan Deng(6)	5,878		*
Dave De Yang(7)	—		—
Joanna Lv	58,637	(8)	*
Dewen Chen(9)	—		—
All directors, nominees and executive officers as a group (8 persons)	11,665,952	(10)	39.21%
Photon Group Limited(11)	11,048,400		37.28%
Macquarie Investment Management Business Trust(12)	3,429,040		10.16%

*	Less than 1%.
(1)

Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes the number of ordinary shares subject to options or restricted stock units held by that person that are currently exercisable or settleable or that are exercisable or settleable within 60 days of February 21, 2025. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Such shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of each other person.

(2)

Includes (i) 70,000 ordinary shares subject to options exercisable within 60 days of February 21, 2025 and (ii) 11,048,400 ordinary shares beneficially owned by Photon Group Limited. Dr. Charles Zhang is a Director of Photon Group Limited, and may be deemed to be a beneficial owner of shares owned by it. Dr. Charles Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. Dr. Charles Zhang’s address is c/o Sohu.com Limited, Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

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
(8)

Includes 50,000 ordinary shares subject to options exercisable within 60 days of February 21, 2025. Ms. Joanna Lv’s address is c/o Sohu.com Limited, Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(9)	Mr. Dewen Chen’s address is c/o Changyou.com Limited, Changyou Creative Industrial Park, No. 65 East Bajiao Road, Shijingshan District, Beijing 100043, People’s Republic of China.
(10)	Includes 120,000 ordinary shares that such persons have the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of February 21, 2025.
(11)	Photon Group Limited’s address is c/o Sohu.com Limited, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.
(12)

Data based on a Schedule 13G/A filed jointly by Macquarie Group Limited, Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust with the SEC on February 14, 2024. Each of Macquarie Group Limited and Macquarie Management Holdings Inc. reported that it was deemed to beneficially own 3,429,040 ordinary shares beneficially owned by Macquarie Investment Management Business Trust. The principal business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia. The principal business address of Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust is 610 Market Street, Philadelphia, PA 19106, United States.

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

In December 2018 and 2019, Changyou entered into several supplemental agreements with Fox Financial, pursuant to which (i) all accrued and unpaid interest on the loans was added to the principal of the corresponding loans; (ii) Fox Financial provided security for its repayment obligations to Changyou; and (iii) Changyou similarly provided security for its repayment obligations to Fox Financial. If Fox Financial fails to repay the RMB-denominated loan principal and corresponding interest owed to Changyou, Changyou will have the right to apply the amount of a security deposit, consisting of the outstanding U.S. dollar-denominated loan principal and corresponding interest owed by Changyou to Fox Financial, to repay the RMB-denominated loan principal and interest owed by Fox Financial to Changyou, and vice versa. The security deposit will be required to be replenished by Fox Financial or Changyou, as the case may be, if the amount of the security deposit is insufficient to repay the applicable loan principal and interest, and any remaining security deposit will be returned to Fox Financial or Changyou, as the case may be, if there is a surplus after the repayment of the loan principal and interest.

The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021 and in March 2024, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the RMB-denominated loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of the filing of this annual report, Changyou has not received any response from Fox Financial and has not so applied any of the security deposit. In connection with such loan arrangements, we recorded in our audited consolidated balance sheets as of December 31, 2024 loans receivable from Fox Financial in a total amount of $33.2 million as prepaid and other current assets, and loans payable to Fox Financial in a total amount of $34.1 million as other short-term liabilities.

Transactions with Vanke Co., Ltd.

In 2022, 2023 and 2024, Vanke Co., Ltd. purchased $139,428, $208,092 and $75,982, respectively, in advertising services from us. Mr. Shi Wang, one of our directors, is the Honorary Chairman of the Board of Vanke Co., Ltd.

Transactions with Deeprock Management Consultancy (Shenzhen) Co., Ltd.

In 2023 and 2024, we paid $218,256 and $14,088, respectively, to Deeprock Management Consultancy (Shenzhen) Co., Ltd. for services it provided to us. Mr. Shi Wang, one of our directors, holds 99% of the outstanding shares of Deeprock Management Consultancy (Shenzhen) Co., Ltd.

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

The following is a summary of the agreements currently in effect between these principal Chinese mainland subsidiaries and principal VIEs:

Agreements between Subsidiaries, Consolidated VIEs and Nominee Shareholders

Loan and share pledge agreement between Sohu Media and the shareholders of High Century. The agreement provides for loans to the shareholders of High Century for them to make contributions to the registered capital of High Century in exchange for the equity interests in High Century, and the shareholders pledge those equity interests to Sohu Media as security for the loans. The agreement includes powers of attorney that give Sohu Media the power to appoint nominees to act on behalf of the shareholders of High Century in connection with all actions to be taken by High Century. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in High Century, which are held by the Sohu Group’s legal department and may be completed and effected at Sohu Media’s election.

Loan and share pledge agreement between Sohu Focus (HK) Limited (“Focus HK”) and the shareholders of Heng Da Yi Tong. The agreement provides for loans to the shareholders of Heng Da Yi Tong for them to make contributions to the registered capital of Heng Da Yi Tong in exchange for the equity interests in Heng Da Yi Tong, and the shareholders pledge those equity interests to Focus HK as security for the loans. The agreement includes powers of attorney that give Focus HK the power to appoint nominees to act on behalf of the shareholders of Heng Da Yi Tong in connection with all actions to be taken by Heng Da Yi Tong. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in Heng Da Yi Tong, which are held by the Sohu Group’s legal department and may be completed and effected at Focus HK’s election.

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

Business Arrangements between Subsidiaries and Consolidated VIEs

A significant portion of our operations are conducted through the VIEs that we consolidate under U.S. GAAP (ASC 810), which generate a significant amount of our revenues. In order for us to be able to receive such revenues, and, if applicable, other assets, from the VIEs, we rely on payments made by the VIEs to our Chinese mainland subsidiaries pursuant to a series of service contracts between them in order for the VIEs to transfer such revenues or other assets to us. For a discussion of such transfers and their limitations, please see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Restrictions and Limitations on Cash Available to Sohu.com Limited - Chinese Mainland Restrictions Related to the VIE Structure.” The following is a summary of the material service contracts currently in effect between our Chinese mainland subsidiaries and certain of the VIEs that we consolidate:

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

In January 2019, we entered into a Shareholders’ Rights Agreement with The Bank of New York Mellon, as Rights Agent (the “Shareholders’ Rights Agreement”). The Shareholders’ Rights Agreement is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of the Sohu Group without offering a fair and adequate price and terms to all of our shareholders. Under the terms of the Shareholders’ Right Agreement if a person or group acquired more than 15% or more of our outstanding ordinary shares (including ordinary shares represented by ADSs), except as specifically permitted under the Shareholders’ Right Agreement, all other shareholders and holders of our ADSs would have the right to purchase securities from us at a substantial discount to those securities’ fair market value, thus causing substantial dilution to the holdings of the person or group that acquires more than 15%. The rights granted under the Shareholders’ Rights Agreement will expire on January 13, 2029, unless redeemed or cancelled earlier. Also see “Item 3. Key Information - Risk Factors - Risks Related to Our Ordinary Shares and ADSs - Certain provisions of our Memorandum and Articles of Association, Cayman Islands law regarding mergers and similar arrangements, and our Shareholders’ Rights Agreement could delay or deter a change in control.”

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

Taxation

The following summary of the material Cayman Islands, Chinese mainland and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of the filing of this annual report, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state, local and other tax laws.

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

The implementation rules of the CIT Law provide that, (i) if an enterprise that distributes dividends is domiciled in the Chinese mainland, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the Chinese mainland, then such dividends or capital gains are treated as Chinese mainland-sourced income. It is not clear how “domicile” may be interpreted under the CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we, or our subsidiaries located in Hong Kong, are considered to be a Chinese mainland tax resident enterprise for tax purposes, any dividends we pay to our non-Chinese mainland resident shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as Chinese mainland-sourced income and as a result become subject to Chinese mainland tax at the rate up to 10% in the case of enterprises or 20% in the case of individuals. In the case of dividends, we would be required to withhold any Chinese mainland tax at source. See “Risk Factors - Risks Related to the Chinese Mainland’s Regulatory Environment - Dividends payable by us to our foreign investors and profits on the sale of our shares may be subject to tax under Chinese mainland tax law.”

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares by U.S. holders (as defined below). This summary applies only to U.S. holders that hold our ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of United States federal gift, estate tax or Medicare contribution tax, or the special accounting rules under Section 451(b) of the United States Internal Revenue Code of 1986, as amended, or state, local or foreign tax consequences of an investment in our ADSs or ordinary shares. This discussion is based on the tax laws of the United States as in effect on the date of the filing of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of the filing of this annual report, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the tax consequences described below.

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

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2024. Our expectation is based on our operations and the composition of our earnings and assets for the 2024 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test described below. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIEs that we consolidate under U.S. GAAP (ASC 810) will be treated for purposes of the PFIC rules. If these contractual arrangements were found by authorities in the Chinese mainland with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors - Risks Related to Our Corporate Structure - We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business; these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses; and the contracts may be difficult to enforce.” Also, our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

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

Available Additional Information

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including us, that make electronic filings with the SEC using its EDGAR system.

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

FOREIGN CURRENCY EXCHANGE RATE RISK

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for 2024 were $598.4 million and our total assets as of December 31, 2024 were $1.73 billion, representing revenue of RMB4.30 billion and total assets of RMB12.44 billion at the central parity rate of RMB7.1884 to $1.00 on December 31, 2024. If the value of the RMB were to depreciate by approximately 10% to RMB7.9072 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $544.0 million and $1.57 billion, respectively.

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

INFLATION RATE RISK

According to the National Bureau of Statistics of China, the consumer price index grew 0.2% in 2024, compared to an increase of 0.2% in 2023. There may be a further increase in the rate of inflation in the future, which could have an adverse effect on our business.

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

Pursuant to the agreement between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimburses us in cash for our expenses, including investor relations expenses, legal fees, accounting fees, Nasdaq listing application, and listing fees, and related expenses. For the year ended December 31, 2024, we received reimbursement from the depositary in the aggregate amount of $343,730, which is net of U.S. withholding tax, related to the servicing of the American depositary receipt facility for our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On May 31, 2018, effective at 4:30 PM Eastern Time (such date and time, the “Effective Time”), pursuant to a proposal for the dissolution of our predecessor Sohu.com Inc., a Delaware corporation, and adoption of a plan of complete liquidation and dissolution of Sohu.com Inc. that was approved by the stockholders of Sohu.com Inc. at a special meeting of stockholders held on May 29, 2018, Sohu.com Inc. was dissolved; all outstanding shares of the common stock of Sohu.com Inc. were cancelled; ADSs representing all our outstanding ordinary shares were distributed by Sohu.com Inc. on a share-for-share basis to the stockholders of Sohu.com Inc. as of immediately prior to the Effective Time.

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

USE OF PROCEEDS

On July 17, 2000, our predecessor Sohu.com Inc. completed an underwritten IPO of shares of its common stock pursuant to a Registration Statement on Form S-1 (SEC file No. 333-96137) that became effective on July 10, 2000. There has been no change in the information regarding use of proceeds from the IPO that was included in our annual report on Form 20-F for the year ended December 31, 2023 that we filed with the SEC on March 18, 2024.

ITEM 15.	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”), have concluded that as of the Evaluation Date our disclosure controls and procedures were effective and designed to ensure that all material information relating to Sohu.com Limited required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in this annual report on pages F-2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the Company’s fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2023	2024
	(in thousands)
Audit fees(1)	$ 1,150	$ 1,054
Tax fees(2)	206	196
Audit related fees(3)	33	0
All other fees	5	0

Total	$ 1,394	$ 1,250

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

On November 11, 2023, our Board of Directors authorized a program for the repurchase of up to $80 million of outstanding Sohu ADSs over a twenty four-month period from November 11, 2023 to November 10, 2025, and authorized our management to purchase ADSs under the ADS repurchase program from time to time at their discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act and to determine the timing and amount of any purchases of Sohu ADSs based on their evaluation of market conditions, the trading price of Sohu ADSs and other factors. On March 2, 2024, our Board of Directors authorized an increase in the size of the share repurchase program from up to $80 million to up to $150 million of outstanding ADSs. On November 9, 2024, our Board of Directors authorized extension of the share repurchase program from the previous end date of November 10, 2025 to November 10, 2026. As of February 21, 2025, we had repurchased 4,246,380 ADSs under the share repurchase program for an aggregate cost of approximately $53 million.

The table below provides information on our repurchases of Sohu ADSs pursuant to the share repurchase program during the year ended December 31, 2024.

	Total Number of ADSs Purchased Under the Program	Average Price Paid Per ADS	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (in million)
2024 Month
January (from January 1 to January 31)	448,144	9.81	139
February (from February 1 to February 29)	132,486	9.78	138
March (from March 1 to March 31)	140,441	10.28	136
April (from April 1 to April 30)	224,606	11.30	134
May (from May 1 to May 31)	137,378	11.99	132
June (from June 1 to June 30)	174,803	13.16	130
July (from July 1 to July 31)	364,542	14.54	125
August (from August 1 to August 31)	369,723	15.22	119
September (from September 1 to September 30)	272,507	15.35	115
October (from October 1 to October 31)	344,904	15.17	109
November (from November 1 to November 30)	225,000	13.50	106
December (from December 1 to December 31)	285,000	13.60	103

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES
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

•	Governance Structure .
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

•
Internal Policies and Procedures
. As part of our cybersecurity risk management program, our management, in coordination with our Board of Directors and our cybersecurity staff, including the IT Coordination Group, the PI Working Group, and the Changyou Cybersecurity Group, has developed and adopted a comprehensive set of internal policies, standards, and processes governing our cybersecurity functions, and regularly reviews and updates these policies, standards, and processes based on evolving regulatory requirements and industry standards and best practices.

•	Risk Identification, Assessment and Management.
To identify potential cybersecurity threats and incidents, we use various tools and technologies, such as a traffic spectrometry detection system, web application firewalls, host intrusion prevention systems, honeypot systems, and terminal anti-virus software; perform penetration testing and vulnerability scanning of our information systems and applications on a regular basis; and take appropriate security measures, such as encryption, de-identification, and network segmentation, to ensure the safety of our sensitive business data and personal information.
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
Third-Party Risk Management
.
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

As of the date of the filing of this annual report, we have not had any cybersecurity incident (as such term is defined in Item 16K of Form 20-F), nor have we identified any risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents, that have materially adversely affected, or are reasonably likely to materially adversely affect, our company or our business operations or financial condition. Although our cybersecurity risk management program, as described above, is designed to help prevent, detect, respond to, and mitigate the impact of cybersecurity incidents, we cannot assure you that a future cybersecurity incident would not materially adversely affect our business operations or our results of operations or financial condition. For information regarding cybersecurity risks that are facing us and their potential impact on our related business, see Item 3. Key Information - Risk Factors - Risks Related to Our Business “- Data security breaches relating to our platforms could damage our reputation and expose us to penalties and legal liability” and “- Our network operations may be vulnerable to hacking, viruses, and other disruptions, which may make our products and services less attractive and reliable, and third-party online payment platforms that we partner with and cloud-based servers that we lease from third-party operators may be susceptible to security breaches, which may damage our reputation and adversely affect our business” and “- Risks related to Changyou.com Limited - Risks related to Changyou’s Business -Breaches in the security of Changyou’s server network, or cloud-based servers that it leases from third-party operators, could cause disruptions in its service or operations, facilitate piracy of its intellectual property, or compromise confidential information of its game players and its business.”
Governance
Our full Board of Directors, supported by our Audit Committee, oversees our overall risk management, which includes risks arising from cybersecurity threats, and is responsible for ensuring that we have maintained adequate and effective policies and processes to identify and assess cybersecurity risks that we face and to provide resources necessary to manage and mitigate cybersecurity threats and incidents. Our Chief Executive Officer, supported by our Chief Financial Officer, meets with our Board of Directors at its regularly scheduled meetings to discuss our information security and cybersecurity programs and our key cybersecurity initiatives and related priorities and controls. In the event that a material cybersecurity threat or incident is identified, our Chief Executive Officer or our Chief Financial Officer will report the threat or incident to our Board of Directors and will continue to provide ongoing updates regarding the threat or incident until it has been resolved.
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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sohu and its subsidiaries and the VIEs that Sohu consolidates are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1(15)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2).

2.2(15)	Amended and Restated Deposit Agreement, dated January 14, 2019, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares.

2.3(15)	Shareholders’ Rights Agreement, dated as of January 14, 2019, between the Registrant and The Bank of New York Mellon.

4.1(2)	Loan and Share Pledge Agreement dated November 19, 2001 among Sohu.com Inc., Dr. Charles Zhang, and Li Wei.

4.2(3)	Real Property Purchase Agreement between Sohu Era and Vision Hua Qing.

4.3(4)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited.

4.4(4)	Project Cooperation Agreement, dated November 20, 2009, by and between Beijing Raycom Real Estate Development Co., Ltd. and Beijing Sohu Media.

4.5(5)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, by and between Sohu.com Inc. and Changyou.com Limited.

4.6(6)	Changyou Project Cooperation Agreement dated August 23, 2010.

4.7(6)	Amended and Restated 2010 Stock Incentive Plan.

4.8(6)	Cooperation Agreement, dated September 30, 2010. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant).

4.9(7)	Master Transaction Agreement, dated as of November 29, 2011, between Sohu.com Inc., Sohu.com Limited, Sohu Internet, Sohu Era, and Sohu Media, on the one hand, and Changyou.com Limited, Changyou.com HK, Gamespace, and Guanyou Gamespace, on the other hand.

4.10(7)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, between Changyou.com Limited and Sohu.com Inc.

4.11(7)	Services Agreement, dated as of November 29, 2011, between Changyou Gamespace and Sohu Media.

4.12(8)	English Translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease.

4.13(8)	English Translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease.

4.14(9)	2014 Share Incentive Plan of Changyou.com Limited.

4.15(9)	Loan and Share Pledge Agreement, effective as of April 28, 2014, by and among Sohu.com Limited, Charles Zhang, and Wei Li. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.)

4.16(10)	English Translation of Loan Agreement, dated April 15, 2015, between AmazGame and High Century.

4.17(10)	English Translation of Equity Interest Pledge Agreement, dated April 15, 2015 among AmazGame, Gamease and High Century.

4.18(10)	English Translation of Equity Interest Purchase Right Agreement, dated April 15, 2015, between AmazGame, Gamease and High Century.

4.19(10)	English Translation of Power of Attorney, dated April 15, 2015, by High Century in favor of AmazGame.

4.20(10)	English Translation of Business Operation Agreement, dated April 15, 2015, among AmazGame, Gamease and High Century.

4.21(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Sohu Media, Charles Zhang and Wei Li.

4.22(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Focus HK, Charles Zhang and Wei Li.

4.23(12)	English translation of Loan Agreement, dated July 6, 2015, between Gamespace and Changyou Star.

4.24(12)	English translation of Equity Interest Purchase Right Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.25(12)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.26(12)	English translation of Business Operation Agreement, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.27(12)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.28(12)	English translation of Share Purchase Agreement, dated April 16, 2015, between MENG Shuqi, Shanghai Yong Chong Investment Center LP, Gamease and Shenzhen 7 Road Technology Co., Ltd.

4.29(13)	English translation of Employment Agreement effective as of April 1, 2012, between Sohu Era and Joanna Lv.

4.30(13)	English translation of Agreement of Changing One Party to Employment Agreement effective as of April 1, 2013, among Sohu Era, Joanna Lv and Sohu Media.

4.31(14)	Sohu.com Limited 2018 Share Incentive Plan.

4.32(16)	Changyou.com Limited 2019 Share Incentive Plan.

4.33(17)	English Translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Guanyou Gamespace and Gamespace.

4.34(17)	English Translation of Technology Support and Utilization Agreement, dated November 1, 2011, between Guanyou Gamespace and Gamespace.

4.35(17)	English Translation of Services and Maintenance Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.36(17)	English Translation of Technology Support and Utilization Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.37(18)	Employment Agreement effective as of January 1, 2024 between Changyou.com Limited and Dewen Chen.

4.38(18)	Employment Agreement effective as of January 1, 2024 between Sohu.com Limited and Charles Zhang.

4.39(19)	Employment Agreement effective as of May 1, 2024 between Sohu.com Limited and Joanna Lv.

4.40(19)	English Translation of Exclusive Technology Consulting and Services Agreement, dated August 2, 2024, between Sohu Era and Sohu Internet.

4.41(19)	English Translation of Technology Service Agreement, dated January 1, 2025 between Donglin and Sohu Media.

8.1(19)	Principal Subsidiaries and VIEs of the Registrant.

11.1(15)	Code of Ethics and Conduct for Directors, Officers and Employees.

11.2(18)	Policy on Insider Trading

12.1(19)	Rule 13a-14(a)/15d-14(a) Certification of Dr. Charles Zhang.

12.2(19)	Rule 13a-14(a)/15d-14(a) Certification of Joanna Lv.

13.1(19)	Section 1350 Certification of Dr. Charles Zhang.

13.2(19)	Section 1350 Certification of Joanna Lv.

15.1(19)	Consent of Independent Registered Public Accounting Firm.

15.2(19)	Consent of Haiwen & Partners, Chinese mainland Counsel.

97.1(18)	Compensation Clawback Policy

101.INS(19)	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document.

101.SCH(19)	Inline XBRL Taxonomy Extension Schema Document.

101.CAL(19)	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(19)	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(19)	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(19)	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104(19)	Cover Page Interactive Data File (embedded within the Inline XBRL document).

(1)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018.

(2)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 15, 2002.

(3)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 8, 2007.

(4)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2010.

(5)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2010.

(6)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 8, 2010.

(7)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on December 1, 2011.

(8)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2013.

(9)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 2, 2015.

(10)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on August 7, 2015.

(11)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015.

(12)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2016.

(13)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 27, 2017.

(14)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form S-8 POS filed on June 1, 2018.

(15)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 28, 2019.

(16)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on April 21, 2020.

(17)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 31, 2022.

(18)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 18, 2024.

(19)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOHU.COM LIMITED

By	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

By	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: March 13, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Sohu.com Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Sohu.com Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income/(loss), of cash flows and of changes in equity for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
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
Goodwill Impairment Assessment
As described in Notes 2 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was $46.9 million as of December 31, 2024, and the goodwill balances associated with the Sohu reporting unit and the Changyou online game reporting unit were $36.7 million and $10.2 million, respectively. Management tests goodwill for impairment at the reporting unit level on an annual basis as of October 1, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. As of October 1, 2024, for each reporting unit, management determined that a quantitative assessment was appropriate, comparing the estimated fair value of the reporting unit to its corresponding net book value. Management estimated the fair value of each reporting unit using the income approach and the market approach. The income approach considered a number of factors that include expected future cash flows, revenue growth rates, discount rates and profitability. The market approach considered earnings multipliers based on market data of comparable companies engaged in a similar business. The fair value of Sohu reporting unit also included cash not required for working capital and fair value of real estate held by Sohu reporting unit for production of rental income. The fair value of Changyou online game reporting unit also included the net non-operating assets held by Changyou. The fair value of the real estate owned and leased to others was determined by the income approach, with key assumptions including rental income from existing and expected lease contracts and market yields of comparable real estate.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, discount rates, profitability, selection of comparable companies and earnings multipliers, rental income derived from the real estate and related market yields; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the development of the significant assumptions related to the valuation of each reporting unit. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate of each reporting unit; (ii) evaluating the appropriateness of management’s income and market approaches; (iii) testing the completeness, accuracy and relevance of underlying data used in the models; (iv) evaluating the reasonableness of significant assumptions used by management related to revenue growth rates, discount rates, profitability, selection of comparable companies and earnings multipliers, rental income derived from the real estate and related market yields; and (v) analyzing the reasonableness of the estimated fair values of the reporting units by reconciling the aggregate fair value of the reporting units to the Company’s market capitalization. Evaluating whether management’s assumptions related to revenue growth rates, discount rates, profitability, selection of comparable companies and earnings multipliers, rental income derived from the real estate and related market yields were reasonable by considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s models and certain significant assumptions, including discount rates, comparable companies’ earnings multipliers, rental income derived from the real estate and related market yields.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 13, 2025
We have served as the Company’s auditor since 1999.

SOHU.COM LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	$362,504	$159,927
Restricted cash	3,184	0
Short-term investments	597,770	744,498
Accounts receivable, net (including $1,506 and $494, respectively, due from a related party as of December 31, 2023 and 2024)	71,618	53,762
Prepaid and other current assets (including $33,665 and $33,170, respectively, due from a related party as of December 31, 2023 and 2024)	81,971	83,575

Total current assets	1,117,047	1,041,762

Fixed assets, net	269,058	252,860
Goodwill	47,163	46,944
Long-term investments, net	45,198	43,120
Intangible assets, net	2,226	7,695
Long-term time deposits	388,613	331,290
Other assets	12,793	10,995

Total assets	$1,882,098	$1,734,666

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $7,916 and $5,159, respectively, as of December 31, 2023 and 2024)	$44,609	$36,043
Accrued liabilities (including accrued liabilities of consolidated VIEs without recourse to the Company of $28,525 and $24,700, respectively, as of December 31, 2023 and 2024)	103,779	97,138
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $43,958 and $46,845, respectively, as of December 31, 2023 and 2024)	50,829	51,007
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $4,534 and $3,046, respectively, as of December 31, 2023 and 2024)	50,330	47,232
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $1,067 and $2,353, respectively, as of December 31, 2023 and 2024)	11,363	14,225
Other short-term liabilities (including other short-term liabilities of consolidated VIEs without recourse to the Company of $13,883 and $10,488, respectively, as of December 31, 2023 and 2024, and due to a related party of $34,123 as of both December 31, 2023 and 2024.)	81,482	76,322

Total current liabilities	342,392	321,967

Long-term other payables	3,924	2,807
Long-term tax liabilities (including long-term tax liabilities of consolidated VIEs without recourse to the Company of $13,021 and $12,830, respectively, as of December 31, 2023 and 2024)	212,859	211,848
Deferred tax liabilities	261,515	273,697
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of $33 and $53, respectively, as of December 31, 2023 and 2024)	2,130	1,659

Total long-term liabilities	480,428	490,011

Total liabilities	$822,820	$811,978

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Sohu.com Limited shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 33,049 shares and 30,065 shares, respectively, issued and outstanding as of December 31, 2023 and 2024)	$34	$30
Additional paid-in capital	866,551	839,949
Treasury Stock: $0.001 par value per share (696 shares and 345 shares, respectively, as of December 31, 2023 and 2024)	(6,560)	(4,637)
Accumulated other comprehensive loss	(46,480)	(58,149)
Accumulated earnings	245,411	145,142

Total Sohu.com Limited shareholders’ equity	1,058,956	922,335
Noncontrolling interest	322	353

Total shareholders’ equity	1,059,278	922,688

Total liabilities and shareholders’ equity	$1,882,098	$1,734,666

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands, except per share data)

	Year Ended December 31,
	2022	2023	2024
Revenues:

Brand advertising (including revenues generated from a related party of $139, $208 and $76, respectively, for 2022, 2023 and 2024)	$103,233	$88,689	$73,465
Online games	585,424	479,697	502,389
Others (including revenues generated from a related party of $ 3,758, $3,737 and $2,599 respectively, for 2022, 2023 and 2024)	45,215	32,286	22,545

Total revenues	733,872	600,672	598,399

Cost of revenues:
Brand advertising (including costs generated from a related party of nil, $218 and $14 respectively, for 2022, 2023 and 2024)	86,642	71,103	66,579
Online games	91,001	65,029	88,495
Others	13,930	9,625	10,759

Total cost of revenues	191,573	145,757	165,833

Gross profit	542,299	454,915	432,566

Operating expenses:
Product development	260,772	279,842	255,233
Sales and marketing	225,480	213,449	235,824

General and administrative	56,920	48,934	50,910

Total operating expenses	543,172	542,225	541,967

Operating loss	(873)	(87,310)	(109,401)

Other income, net	17,643	35,746	22,144

Interest income	17,311	45,222	38,625
Exchange difference	6,524	692	464

Income/(loss) before income tax expense	40,605	(5,650)	(48,168)
Income tax expense	57,946	60,420	52,070
Net loss from continuing operations	(17,341)	(66,070)	(100,238)
Net income from discontinued operations, net of tax	0	35,426	0

Net loss	(17,341)	(30,644)	(100,238)
Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	2	(265)	31
Net loss from continuing operations attributable to Sohu.com Limited	(17,343)	(65,805)	(100,269)
Net income from discontinued operations attributable to Sohu.com Limited	0	35,426	0

Net loss attributable to Sohu.com Limited	$(17,343)	$(30,379)	$(100,269)

Net loss	$(17,341)	$(30,644)	$(100,238)
Foreign currency translation adjustments	(83,982)	(13,643)	(11,669)

Other comprehensive loss	(83,982)	(13,643)	(11,669)

Comprehensive loss	(101,323)	(44,287)	(111,907)
Less: Comprehensive income/(loss) attributable to noncontrolling interest shareholders	2	(265)	31

Comprehensive loss attributable to Sohu.com Limited	(101,325)	(44,022)	(111,938)

Basic net loss per share attributable to Sohu.com Limited
Continuing operations	$(0.50)	$(1.93)	$(3.13)
Discontinued operations	0	1.04	0

Net loss per share	(0.50)	(0.89)	(3.13)

Shares used in computing basic net loss per share attributable to Sohu.com Limited	34,945	34,109	32,009

Diluted net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(0.50)	$(1.93)	$(3.13)
Discontinued operations	0	1.04	0

Net loss per share	(0.50)	(0.89)	(3.13)

Shares used in computing diluted net loss per share attributable to Sohu.com Limited	34,945	34,109	32,009

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net loss	$(17,341)	$(30,644)	$(100,238)
Net income from discontinued operations, net of tax	0	35,426	0
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Amortization of intangible assets and purchased video content in prepaid expense	11,308	13,624	11,198
Depreciation	19,990	16,621	13,475
Share-based compensation expense	4,939	708	(30)
Impairment of long-term investments	11,954	283	0
Impairment of intangible assets and other assets	2,040	5,845	911
Investment ( income )/loss from long-term investments	6,150	(1,135)	309
Allowance for credit losses	116	(310)	1,344
Change in fair value of financial instruments	(10,340)	(199)	(4,912)
Others	(288)	(522)	(424)
Changes in assets and liabilities:
Accounts receivable	4,504	(4,403)	15,719
Prepaid and other assets	(116)	951	4,503
Accounts payable	(17,552)	(5,489)	(7,495)
Receipts in advance and deferred revenue	(4,611)	3,439	904
Tax payables	19,490	6,582	11,779
Deferred tax liabilities	21,862	24,286	17,674
Accrued liabilities and other short-term liabilities	(19,863)	(19,778)	(12,735)

Net cash provided by/(used in) continuing operating activities	32,242	(25,567)	(48,018)

Net cash provided by/(used in) operating activities	32,242	(25,567)	(48,018)
Cash flows from investing activities:
Purchase of fixed assets	(8,506)	(3,225)	(1,315)
Purchase of intangible and other assets	(15,335)	(15,187)	(18,610)
Purchase of long-term investments	0	(22,076)	0
Proceeds from time deposits	0	168,225	84,432
Purchase of time deposits	(90,666)	(295,488)	(28,144)
Proceeds from short-term investments	1,935,518	1,375,757	1,758,032
Purchase of short-term investments	(2,060,101)	(1,503,242)	(1,908,401)
Other cash proceeds related to investing activities	6,301	3,571	646

Net cash used in continuing investing activities	(232,789)	(291,665)	(113,360)

Net cash used in investing activities	(232,789)	(291,665)	(113,360)
Cash flows from financing activities:
Repurchase of Sohu Ordinary Shares, represented by ADSs	(82,136)	(6,560)	(40,875)

Net cash used in continuing financing activities	(82,136)	(6,560)	(40,875)

Net cash used in financing activities	(82,136)	(6,560)	(40,875)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(16,773)	(11,982)	(3,508)

Net decrease in cash, cash equivalents and restricted cash	(299,456)	(335,774)	(205,761)
Cash, cash equivalents and restricted cash at beginning of year	1,000,918	701,462	365,688

Cash, cash equivalents and restricted cash at end of year	$701,462	$365,688	$159,927

Cash, cash equivalents and restricted cash of continuing operations, end of year	701,462	365,688	159,927

Supplemental cash flow disclosures from continuing operations:
Cash paid for income taxes	(39,636)	(28,053)	(16,786)
Barter transactions	3,236	3,601	3,156
Supplemental schedule of non-cash investing activity from continuing operations:
Changes in payables and other liabilities related to fixed assets and intangible assets additions	(8,196)	(7,425)	(567)
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

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2024
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Earnings/ (Deficit)	Noncontrolling Interest

Beginning balance as of January 1, 2024	$1,059,278	34	866,551	(6,560)	(46,480)	245,411	322
Share-based compensation expense	73	0	73	0	0	0	0
Net loss attributable to Sohu.com Limited and noncontrolling interest shareholders	(100,238)	0	0	0	0	(100,269)	31
Repurchase of Sohu Ordinary Shares, represented by ADSs	(40,875)	(4)	(42,794)	1,923	0	0	0
Reversal of transaction costs related to business acquisitions	16,119	0	16,119	0	0	0	0
Other comprehensive loss	(11,669)	0	0	0	(11,669)	0	0

Ending balance as of December 31, 2024	$922,688	30	839,949	(4,637)	(58,149)	145,142	353

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	THE COMPANY AND NATURE OF OPERATIONS
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
The Sohu Group is a leading Chinese online media platform and game business group providing comprehensive online products and services on PCs and mobile devices in the Chinese mainland. Through the operation of Sohu and Changyou, the Sohu Group generates brand advertising revenues, online game revenues, and other revenues. Most of the Sohu Group’s operations are conducted through the Group’s Chinese mainland-based subsidiaries and consolidated VIEs.

The principal subsidiaries and VIEs through which the Group conducted its business operations as of December 31, 2024 are described below.

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

Sohu’s Business
Brand Advertising Business
The brand advertising business is Sohu’s main business. Sohu is an online media content and services provider. Through its social features, Sohu also enables users to generate and distribute content, as well as interact with each other on its platform. The majority of Sohu’s products and services are provided in the Chinese mainland across multiple Internet-enabled devices such as mobile phones, tablets and PCs, through the mobile phone applications Sohu News App and Sohu Video App, the mobile portal m.sohu.com, and the PC portal www.sohu.com.
Revenues generated by Sohu from the brand advertising business are classified as brand advertising revenues in the Sohu Group’s consolidated statements of comprehensive income.
Other Sohu Business
Sohu’s other business consists primarily of paid subscription services, interactive broadcasting services, and revenue sharing from other platforms. Revenues generated by Sohu from the other business are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.
Changyou’s Business
Changyou’s business consists of the online game business and the platform channel business. The platform channel business consists primarily of online advertising services.
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
Changyou’s dominant games are the PC game Tian Long Ba Bu (“TLBB PC”) and the mobile game Legacy TLBB Mobile. For the year ended December 31, 2024, revenues from TLBB PC were $309.2 million, accounting for approximately 62% of Changyou’s online game revenues, approximately 61% of Changyou’s total revenues, and approximately 52% of the Sohu Group’s total revenues. For the year ended December 31, 2024, revenues from Legacy TLBB Mobile were $44.4 million, accounting for approximately 9% of Changyou’s online game revenues, approximately 9% of Changyou’s total revenues, and approximately 7% of the Sohu Group’s total revenues.

Platform Channel Business
Changyou’s platform channel business consists primarily of the operation of the 17173.com Website, which provides news, electronic forums, online videos, and other online game information services to game players. Changyou generates online advertising revenues from providing advertising services to third-party advertisers on the 17173.com Website.

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

Discontinued operations
Discontinued operations are reported when a component, or a group of components, of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) has a major impact on an entity’s financial results and operations. In the statement of financial position, the assets and liabilities of the discontinued operation are presented separately in the asset and liability sections, respectively, of the statement of financial position and prior periods are presented on a comparative basis. In the consolidated statements of comprehensive income, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-Group transactions are eliminated except for those revenues and expenses that are considered to con tinue a
fter the disposal of the discontinued operations.
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
The following table presents the Group’s revenues disaggregated by products and services:

	Year Ended December 31, 2022 (in thousands)
	Sohu	Changyou	Total

Brand advertising	$96,371	6,862	103,233
Online games:
PC games	0	425,744	425,744
Mobile games	0	159,680	159,680
Others	45,215	0	45,215

Total	$141,586	592,286	733,872

	Year Ended December 31, 2023 (in thousands)
	Sohu	Changyou	Total

Brand advertising	$83,675	5,014	88,689
Online games:
PC games	0	368,721	368,721
Mobile games	0	110,976	110,976
Others	32,286	0	32,286

Total	$115,961	484,711	600,672

	Year Ended December 31, 2024 (in thousands)
	Sohu	Changyou	Total

Brand advertising	$69,683	3,782	73,465
Online games:
PC games	0	359,293	359,293
Mobile games	0	143,096	143,096
Others	22,545	0	22,545

Total	$92,228	506,171	598,399

Brand Advertising Revenues
Brand advertising revenues are generated from brand advertising services. Through mobile devices and PCs, the Group provides advertisement placements to advertisers on different Internet platforms and in different formats. Sales rebates paid to customers are accounted for as variable consideration. The Group estimates the annual revenue volume from each customer with reference to its historical performance. The Group recognizes revenue for the amount of fees it receives from its customers, after deducting sales rebates, net of value-added tax (“VAT”).
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
Licensed-out Mobile Games
Changyou also authorizes third parties to operate its mobile games. Licensed-out games include mobile games developed in house, such as Changyou’s mobile games Legacy TLBB Mobile and New TLBB Mobile, and mobile games jointly developed with third-party developers. Changyou receives monthly revenue-based royalty payments from the third-party licensee operators. Changyou receives additional up-front
license fees from certain third-party licensee operators who are entitled to an exclusive right to operate Changyou’s games in specified geographic areas. Since Changyou is obligated to provide post-sale services (“PCS”), the initial license fees are allocated between the license and PCS based on relative standalone selling prices. The amount allocated to the license is recognized as revenue upon the commencement of the license period, given that Changyou’s intellectual property rights subject to the license are considered to be functional and the licensee has the right to use such intellectual property rights as they exist at the point when the license is granted, and the amount allocated to PCS is recognized as revenue ratably over the license period. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. Changyou views the third-party licensee operators as Changyou’s customers and recognizes revenues on a net basis, as Changyou does not have the primary responsibility for fulfillment and acceptability of the game services.

Other Revenues
Other revenues consist primarily of revenues from paid subscription services, interactive broadcasting services, and revenue sharing from other platforms.
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for credit losses is estimated based upon the Group’s assessment of various factors, including past collection experience and consideration of current and future economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2024 were not material. The allowance for credit losses was $12.4 million and $12.1 million, respectively, as of December 31, 2024 and 2023.
Contract liabilities are presented as receipts in advance and deferred revenue on the consolidated balance sheets of the Group. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the brand advertising business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $47.6 million for the year ended December 31, 2024.
There was no significant change in the contract assets and contract liability balances during 2024.
Revenue recognized in 2024 from performance obligations related to prior years was not material.
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
Cost of Revenues
Cost of Brand Advertising Revenues
Cost of brand advertising revenues mainly consists of content and license costs, salary and benefits expenses, and costs incurred for related content marketing campaigns. For self-developed video content, production costs incurred in excess of the amount of revenue contracted for are expensed as incurred.
Cost of Online Game Revenues
Cost of online game revenues mainly consists of revenue-sharing payments, bandwidth service costs, salary and benefits expenses, and content and license costs.

Cost of Other Revenues
Cost of other revenues mainly consists of content and license costs related to paid subscription services and revenue-sharing payments related to interactive broadcasting services.
Product Development Expenses
Product development expenses mainly consist of salary and benefits expenses, content and license costs, professional fees, bandwidth service expenses, and depreciation and amortization expenses. These expenses are incurred for the enhancement and maintenance of the Sohu Group’s Internet platforms as well as for its products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.
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
Share-based Compensation Expense
Sohu and Changyou have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management, and other key employees.
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
After the completion of the Changyou Merger, the board of directors of the Company (the “Sohu Board”) approved a modification plan (the “Changyou Plans’ Modification”) for granted but unvested share options, and for options that may be granted from time to time, under the Changyou.com Limited 2014 Share Incentive Plan (the “Changyou 2014 Share Incentive Plan”) and the Changyou.com Limited 2019 Share Incentive Plan (the “Changyou 2019 Share Incentive Plan”). After the Changyou Plans’ Modification, liability is accrued over the service period based on a fixed price

of $
5.39
per Changyou Class A ordinary share, which equals the Changyou Merger consideration of $
5.40
per Changyou Class A ordinary share minus the
per-share
exercise price of $
0.01
of such options. No subsequent fair value
re-measurement
will be made given the awards are obligations based on a fixed amount of $
5.39
per Changyou Class A ordinary share.
Sohu and Changyou Share-based Awards
Sohu Share-based Awards
In determining the fair value of share options granted by Sohu as share-based awards, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied. In determining the fair value of restricted share units granted, the public market price of the underlying shares on the grant dates was applied.
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
Changyou Share-based Awards
Options for the purchase of Changyou Class A ordinary shares contractually granted under the Changyou 2014 Share Incentive Plan, which expired in June 2024 and is no longer available for granting new share-based awards, and the Changyou 2019 Share Incentive Plan are subject to vesting in
four equal installments over a period of four years,
with each installment vesting upon satisfaction of a service period requirement and certain subjective performance targets. Under ASC 718-10-25, no grant date can be established until a mutual understanding is reached between Changyou and the recipients clarifying the subjective performance requirements. In accordance with ASC 718-10-55, as the service inception date preceded the grant date, compensation expense was accrued beginning on the service inception date and will be re-measured on each subsequent reporting date before the grant date is established, based on the then-current fair value of the awards. The estimates of the awards’ fair values will be fixed in the period in which the grant date occurs, and cumulative compensation expense will be adjusted based on the fair values at the grant date. In determining the fair values of Changyou share options granted, the public market price of the underlying shares at each reporting date was used, and a binomial valuation model was applied.
After the Changyou Plans’ Modification, share-based compensation expense is accrued over the service period based on the fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the award is an obligation based on a fixed amount of $5.39 per Changyou Class A ordinary share.
Compensation Expense Recognition
For options and restricted share units granted with respect to Sohu shares and Changyou shares, compensation expense is recognized on a graded vesting method upon the requisite service period and certain subjective performance targets being met. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and no compensation expense is recorded for the number of awards so estimated.
Taxation
Chinese Mainland Value Added Tax
The
Sohu Group’s revenues are subject to VAT

in the Chinese Mainland
. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6% or 13%) and the available input VAT amount (at the rate applicable to the supplier).
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
U.S. Corporate Income Tax
Sohu.com Inc., which was formerly the
top-tier
publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. federal corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and up to 35
% for prior tax years. U.S. federal tax legislation signed into law on December 22, 2017, commonly referred to as the Tax Cuts and Jobs Act (the “U.S. TCJA”), significantly modified the U.S. Internal Revenue Code by, among other things, reducing the maximum statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a partial territorial tax system with a one-time transition tax (the “Toll Charge”) on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings.
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
For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not that, based on the technical merits, the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. Internal Revenue Service (the “IRS”). As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2024. In addition, the Sohu Group accrued $8 million, $13 million and $15 million, respectively, in interest on the unrecognized tax benefit for the years of 2022, 2023 and 2024.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2024, such as any IRS assessments upon audit and management’s further judgment and estimates.

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
Changyou’s net income/(loss) attributable to Sohu
Sohu holds 100% of the
combined total of Changyou’s outstanding ordinary shares; accordingly, Changyou’s net income/(loss) is wholly attributable to Sohu.
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
Accounts receivable, net, as of December 31, 2023 and 2024 consisted of the following (in thousands):

	As of December 31,
	2023	2024
Accounts receivable, net
Accounts receivable	$83,762	$66,161
Less: Allowance for credit losses	(12,144)	(12,399)

	$71,618	$53,762
The following table presents the aging analysis of accounts receivable as of December 31, 2023 and 2024 (in thousands):

	As of December 31,
	2023	2024
Less than 179 days	$65,304	$49,636
180-359 days	6,684	3,677
360 days and greater	11,774	12,848

Total	$83,762	$66,161
The movement of allowance for credit losses for the years ended December 31, 2022, 2023 and 2024 was as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024

Balance at the beginning of year	$12,358	$13,912	$12,144

Additional allowance for credit losses, net of recoveries	3,279	(551)	1,344

Write-offs	(585)	(976)	(896)
Exchange difference	(1,140)	(241)	(193)

Balance at the end of year	$13,912	$12,144	$12,399

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
consist primarily of
fixed assets and intangible assets.
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
The estimated useful lives of the Group’s intangible assets are listed below:

Intangible Assets	Estimated Useful Lives (years)
Operating rights for licensed games	over the contract terms
Purchased video content	up to 2 years
Domain names and trademarks	4-30
Computer software	1-3
Developed technologies	3-10
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
Functional Currency and Foreign Currency Translation
An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and intra-Group transactions and arrangements. The functional currency of Sohu.com Limited and its predecessor Sohu.com Inc. and the Sohu Group’s subsidiaries in the U.S., the Cayman Islands, the British Virgin Islands, and Hong Kong is the U.S. dollar. The functional currency of the subsidiaries and the VIEs that the Sohu Group consolidates in the Chinese mainland is the Renminbi (“RMB”). The functional currencies of the Sohu Group’s subsidiaries in other countries and regions are the currencies of those counties and regions.
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
Segment Reporting (Topic 280).
In November 2023, the FASB issued ASU
No. 2023-07,
Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures
. ASU
No. 2023-07
requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Sohu Group’s adoption of this standard did not have a material impact on its consolidated financial statements.
Other accounting standards that the Sohu Group adopted beginning January 1, 2024 did not have a significant impact on the Sohu Group’s consolidated financial statements.
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
Income Statement(Topic 220)
.
In November 2024, the FASB issued ASU
No. 2024-03,
Income Statement(Topic 220)
-
Reporting Comprehensive Income
-
Expense Disaggregation Disclosures (Subtopic
220-40).
ASU No.
2024-03
requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Sohu Group does not expect to adopt ASU
No. 2024-03
early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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
The Sohu Group’s segments are business units that offer different services and are reviewed separately by the CODM in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer. There are two segments in the Sohu Group, consisting of Sohu and Changyou. As most of the Sohu Group’s long-lived assets are located in, and substantially all of the revenues of the Sohu Group’s reportable segments are derived from, the Chinese mainland, where the Sohu Group’s services and products are provided to customers, no geographical information is presented.

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
Note (2): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2023
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$116,228	$484,709	$(265)	$600,672
Segment cost of revenues (1)	(78,858)	(66,882)	0	(145,740)

Segment gross profit	37,370	417,827	(265)	454,932
SBC in cost of revenues (2)	(7)	(10)	0	(17)

Gross profit	37,363	417,817	(265)	454,915

Operating expenses:
Product development (1)	(127,038)	(152,911)	263	(279,686)
Sales and marketing (1)	(174,526)	(38,899)	2	(213,423)
General and administrative (1)	(25,045)	(23,380)	0	(48,425)
SBC in operating expenses (2)	(89)	(602)	0	(691)

Total operating expenses	(326,698)	(215,792)	265	(542,225)

Operating profit/(loss)	(289,335)	202,025	0	(87,310)

Other income, net				35,746
Interest income				45,222
Exchange difference				692

Loss before income tax expense				(5,650)
Income tax expense				(60,420)

Net loss from continuing operations				(66,070)

Net income from discontinued operations				35,426

Net loss				$(30,644)

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $18.8 million and $11.4 million, respectively, for the year ended December 31, 2023.
Note (2): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2024
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$92,229	$506,170	$0	$598,399
Segment cost of revenues (1)	(75,019)	(90,813)	0	(165,832)

Segment gross profit	17,210	415,357	0	432,567
SBC in cost of revenues (2)	(1)	0	0	(1)

Gross profit	17,209	415,357	0	432,566

Operating expenses:
Product development (1)	(128,985)	(126,229)	0	(255,214)
Sales and marketing (1)	(166,140)	(69,662)	0	(235,802)
General and administrative (1)	(27,894)	(23,088)	0	(50,982)
SBC in operating expenses (2)	(72)	103	0	31

Total operating expenses	(323,091)	(218,876)	0	(541,967)

Operating loss	(305,882)	196,481	0	(109,401)

Other income, net				22,144
Interest income				38,625
Exchange difference				464

Loss before income tax expense				(48,168)
Income tax expense				(52,070)

Net loss				$(100,238)
Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $17.9 million and $9.6 million, respectively, for the year ended December 31, 2024.
Note (2): “SBC” stands for share-based compensation expense.

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

	As of December 31, 2024

	Sohu	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$113,556	$46,371	$0	$159,927
Accounts receivable, net	26,423	27,339	0	53,762
Fixed assets, net (1)	128,699	124,161	0	252,860
Total assets (2)	$2,985,380	$3,082,800	$(4,333,514)	$1,734,666
Note (1): Total additions to fixed assets of Sohu and Changyou were $0.6 million and $0.7 million, respectively, for the year ended December 31, 2024.
Note (2): The elimination for segment assets mainly consists of elimination of long-term investments in subsidiaries and consolidated VIEs, and elimination of intra-Group loans between Sohu and Changyou.

5.	SHARE-BASED COMPENSATION EXPENSE
Sohu and Changyou have incentive plans for the granting of share-based awards, including share options and restricted share units, to members of the boards of directors, management and other key employees.
Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2022, 2023 and 2024 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2022	2023	2024
Cost of revenues	$191	$17	$1
Product development expenses	2,026	156	19
Sales and marketing expenses	128	26	22
General and administrative expenses	2,594	509	(72)

	$4,939	$708	$(30)

Share-based compensation expense was recognized for share awards of Sohu and Changyou for the years ended December 31, 2022, 2023 and 2024 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2022	2023	2024
For Sohu share-based awards	$677	$96	$73
For Changyou share-based awards	4,262	612	(103)

	$4,939	$708	$(30)

There was no capitalized share-based compensation expense for the years ended December 31, 2024, 2023 and 2022.

6.	ADVERTISING AND PROMOTIONAL EXPENSES
For the years ended December 31, 2024, 2023 and 2022, advertising and promotional expenses recognized in the consolidated statements of comprehensive income were $166.3 million, $138.3 million, and $151.5 million, respectively.

7.	OTHER INCOME, NET
The following table summarizes the Sohu Group’s other income/(expense) (in thousands):

	Year Ended December 31,
	2022	2023	2024
Rental income	$10,025	$7,530	$9,723
Government grant	4,608	17,486	6,184
Investment income from short-term investments	13,430	4,709	6,027
Tax refund	4,952	2,486	1,574
Impairment loss on equity investments (1)	(11,954)	(283)	0
Investment income/(loss) from long-term investments	(5,381)	1,707	(310)
Donations	(31)	0	(854)
Others	1,994	2,111	(200)

	$17,643	$35,746	$22,144

Note (
1
): In the fourth quarter of 2022, the Sohu Group recognized an impairment loss of $12.0 million for an equity investment in a third-party online game developer.

8.	BALANCE SHEET COMPONENTS (IN THOUSANDS)

	As of December 31,
	2023	2024
Accounts receivable, net
Accounts receivable	$83,762	$66,161
Allowance for credit losses	(12,144)	(12,399)

	$71,618	$53,762

	As of December 31,
	2023	2024
Prepaid and other current assets
Matching loans due from a related party (See Note 9)	$33,665	$33,170
Prepaid taxes	17,183	25,698
Prepaid revenue-sharing costs	12,400	7,865
Prepaid content and license costs (1)	5,964	6,531
Prepaid professional fees	1,970	2,112
Prepaid rental deposits	1,126	1,121
Employee advances	534	507
Prepaid advertising and promotion expenses	645	331
Interest receivable from bank deposits with original maturities of three months or less	447	297
Prepaid office rent and facilities expenses	290	133
Receivables from third party payment platforms	1,144	0
Others	6,603	5,810

	$81,971	$83,575

Other short-term liabilities
Matching loans due to a related party (See Note 9)	34,123	34,123
Share-based awards in Changyou (See Note 18)	27,831	26,772
Deposits from customers	10,187	5,917
Lease liabilities	1,187	1,723
Contract deposits from advertisers	1,743	1,564
Consideration payable for equity investments	695	685
Others	5,716	5,538

	$81,482	$76,322

Note
(1)
: Changyou recognized im
pa
irment losses of $
0.9
million and $
5.8
 million for prepaid and other current assets related
to
content and game licenses for
2024
and
2023
, respectively.

	As of December 31,
	2023	2024
Receipts in advance and deferred revenue
Receipts in advance relating to:
Brand advertising business	$2,527	$1,995
Online game business	3,050	3,074
Other business	4,947	2,290

Total receipts in advance	10,524	7,359
Deferred revenue	40,305	43,648

	$50,829	$51,007

9.	RELATED PARTY TRANSACTIONS
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
In December 2018 and 2019, Changyou entered into several supplemental agreements with Fox Financial pursuant to which (i) all accrued and unpaid interest on the loans was added to the principal of the corresponding loans; (ii) Fox Financial provided security for its repayment obligations to Changyou; and (iii) Changyou similarly provided security for its repayment obligations to Fox Financial. If Fox Financial fails to repay the
RMB-denominated
loan principal and corresponding interest owed to Changyou, Changyou will have the right to apply the amount of a security deposit, consisting of the outstanding U.S. dollar-denominated loan principal and corresponding interest owed by Changyou to Fox Financial, to repay the
RMB-denominated
loan principal and interest owed by Fox Financial to Changyou, and vice versa. The security deposit will be required to be replenished by Fox Financial or Changyou, as the case may be, if the amount of the security deposit is insufficient to repay the applicable loan principal and interest, and any remaining security deposit will be returned to Fox Financial or Changyou, as the case may be, if there is a surplus after the repayment of the loan principal and interest.
The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021 and in March 2024, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the
RMB-denominated
loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of the filing of this annual report, Changyou has not received any response from Fox Financial and has not so applied any of the security deposit. In connection with such loan arrangements, the Sohu Group recorded in the Sohu Group’s consolidated balance sheets as of December 31, 2024 loans receivable from Fox Financial in a total amount of $33.2 million as prepaid and other current assets, and loans payable to Fox Financial in a total amount of $34.1 million as other short-term liabilities.

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
The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2024 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$94,156	$0	$94,156	$0
Short-term investments	744,498	0	744,498	0
Debt investments	21,095	0	0	21,095
Long-term time deposits	331,290	0	331,290	0
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
As of December 31, 2024 and 2023, the Sohu Group’s investment in these financial instruments was $744.5 million and $597.8 million, respectively. The investment instruments with variable interest rates were issued by commercial banks in the Chinese mainland, and are indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2024 and 2023, the Sohu Group recorded gains from changes in the fair value of short-term investments in the amounts of $6.0 million and $4.7 million, respectively, in the consolidated statements of comprehensive income.

Long-term Investments
Long-term investments consist of debt investments and equity investments in publicly traded companies, privately-held companies, and limited partnerships.
Debt Investments
ASC
825-10-25
permits all entities to choose, at specified election dates, to measure eligible items at fair value (the fair value option).
The Group measures debt investments under the fair value option on a recurring basis. For investments in preferred shares, the fair value was estimated by using the back-solve method, which requires considering the rights and preferences of each class of equity and solving for the total equity value that is consistent with a recent transaction in the subject company’s securities. This method requires making assumptions on future outcomes available to the subject company, the probability of each scenario, expected time to liquidity events, volatility, and risk-free rate (Level 3). As of December 31, 2024 and 2023, the aggregate carrying value of debt investments was $21.1 million and
 $22.9
million, respectively. The Group recognized a fair value loss of
$1.8
million and a fair value gain
 of $0.8 million, respectively, in 2024 and

in
2023.
Equity Investments
Under ASU
2016-01,
equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value through earnings, unless they qualify for a measurement alternative.
The Group measures equity investments under the equity method and equity investments without readily determinable fair values at fair value on a non-recurring
basis when an impairment charge is to be recognized. As of December 31, 2024 and 2023, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to their fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in other income for the years then ended. The Group recognized impairment losses of nil and $0.3 million, respectively, for investments without readily determinable fair values in 2024 and 2023.
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
Long-term
Time Deposits
The Sohu Group elected the fair value method at the date of initial recognition of time deposits with maturities over one year and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income. The Sohu Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements.
Assets Measured at Fair Value on a Nonrecurring Basis
The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2023 and 2024 (in thousands)
.

		Fair value measurements at reporting date using
Items	As of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$261	$0	$0	$261
Intangible assets, net	2,226	0	0	2,226
Goodwill	47,163	0	0	47,163

		Fair value measurements at reporting date using
Items	As of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$257	$0	$0	$257
Intangible assets, net	7,695	0	0	7,695
Goodwill	46,944	0	0	46,944
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
The Group has entered into operating lease agreements, primarily for offices in the Chinese mainland with lease periods expiring between 2024 and 2027. The determination of whether an arrangement is or contains a lease is made at the inception of the lease by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included on the Group’s consolidated balance sheets. The right-of-use
assets are included in other assets, while the current portion of the operating lease liabilities is included in other short-term liabilities and the long-term portion is included in other long-term liabilities. The Group has elected not to recognize lease assets and lease liabilities for leases with a term of 12 months or less on the consolidated balance sheets.
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
non-lease
components. Payments under the lease arrangements are primarily fixed with no variable payments.
Components of operating lease expense are as follows (in thousands):

	Year ended December 31,
	2023	2024
Operating lease expense	$2,383	$2,032
Short-term lease expense	307	238

Total operating lease expense	$2,690	$2,270
Supplemental cash flow information related to leases are as follows (in thousands):

	Year ended December 31,
	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,314	$1,810

	Year ended December 31,
	2023	2024
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$3,114	$1,712

The following table presents supplemental balance sheet information related to the operating leases (in thousands):

	Year ended December 31,
Assets:	2023	2024
Operating lease right-of-use asset s	$3,348	$3,238

Liabilities:
Current lease liabilitie s	1,187	1,723
Non-current lease liabilitie s	2,130	1,659

Total operating lease liabilitie s	$3,317	$3,382

Maturities of lease liabilities under operating leases as of December 31, 2024 are as follows (in thousands):

2025	$1,849
2026	1,633
2027	79
2028	0
2029	0
Thereafter	0

Total future lease payments	3,561
Less: imputed interest	179

Total present value of lease liabilities	$3,382

As of December 31, 2024, operating leases recognized in lease liabilities had a weighted average remaining lease term of two years and a weighted average discount rate of 4.7%. As of December 31, 2024, there were no

liabilities for leases that had been entered into, but the terms of which had not yet commence
d
.

12.	FIXED ASSETS
The following table summarizes the Sohu Group’s fixed assets (in thousands):

	As of December 31,
	2023	2024
Office buildings	$361,172	$355,862
Computer equipment and hardware	91,183	81,335
Leasehold and building improvements	33,704	31,943
Office furniture	5,374	5,204
Vehicles	2,957	2,972

Fixed assets, gross	494,390	477,316
Accumulated depreciation	(225,332)	(224,456)

Fixed assets, net	$269,058	$252,860

For the years ended December 31, 2024, 2023 and 2022, depreciation expenses for fixed assets were $13.5 million, $16.6 million and $20.0 million, respectively.

13.	GOODWILL
Changes in the carrying value of goodwill by segment are as follows (in thousands):

	Sohu	Changyou	Total

Balance as of December 31, 2022

Goodwill	69,404	180,543	249,947

Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$37,158	$10,257	$47,415

Transactions in 2023

Foreign currency translation adjustment	(252)	0	(252)

Balance as of December 31, 2023	$36,906	$10,257	$47,163

Balance as of December 31, 2023

Goodwill	69,152	180,543	249,695

Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$36,906	$10,257	$47,163

Transactions in 2024

Foreign currency translation adjustment	(219)	0	(219)

Balance as of December 31, 2024	$36,687	$10,257	$46,944

Balance as of December 31, 2024

Goodwill	36,687	10,257	46,944

Accumulated impairment losses	0	0	0

	$36,687	$10,257	$46,944

There was one reporting unit under the Sohu segment, which is the Sohu reporting unit. The reporting units under the Changyou segment consisted of the Changyou online game business and the 17173.com Website. The Changyou online game business was the only reporting unit with goodwill under the Changyou segment.
As of October 1, 2024, the Sohu Group tested goodwill for impairment at the reporting unit level.
For the Sohu reporting unit, management determined that a quantitative assessment was appropriate, comparing the estimated fair value of the reporting unit to its corresponding net book value. Management estimated the fair value of the Sohu reporting unit using the income approach and the market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, the
discount rate and profitability. The market approach considers earnings multipliers based on market data of comparable companies engaged in a similar business. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary. The fair value of the Sohu reporting unit also includes cash not required for working capital and the fair value of real estate held by the Sohu reporting unit for the production of rental income. The fair value of real estate owned and leased to others was determined using the income approach, with key assumptions including rental income from existing and expected lease contracts and market yields of comparable real estate. If rental income decreases and/or market yields increase, the fair value of this real estate, as well as the fair value of the Sohu reporting unit, will decrease. The goodwill impairment assessment is sensitive to the estimates related to these factors, and particularly the fair value of the real estate held by Sohu. As of December 31, 2024, the Sohu reporting unit to which
 $36.7
million of goodwill is allocated had a negative carrying amount.
For the Changyou online game reporting unit, management determined that a quantitative assessment was appropriate, comparing the estimated fair value of the reporting unit to its corresponding net book value. Management estimated the fair value of the Changyou online game reporting unit using the income approach and the market approach. The income approach considers a number of factors that include expected future cash flows, revenue growth rates, the discount rate and profitability. The market approach considers earnings multipliers based on market data of comparable companies engaged in a similar business. The fair value of the Changyou online game reporting unit also includes the net non-operating
assets held by Changyou. The fair value determined using the income approach is compared with comparable market data and reconciled, as necessary.
If one of the assumptions relating to these factors decreased or increased by
 5%
,
while the other assumptions remained constant, the fair value of each reporting unit would not be significantly impacted and would still be above its carrying value. The market capitalization of the Sohu Group was also considered in determining the reasonableness of estimated fair values for both reporting units.
As of December 31, 2024 and 2023, management concluded that the fair values of both the Sohu reporting unit and the Changyou online game reporting unit exceeded their carrying values, indicating that the goodwill of neither reporting unit was impaired.

14.	INTANGIBLE ASSETS, NET

	As of December 31, 2023
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount
Operating rights for licensed games	$56,724	$(42,857)	$(12,513)	$1,354
Purchased video content	50,998	(37,502)	(13,097)	399
Domain names and trademarks	21,832	(6,974)	(14,858)	0
Computer software	11,538	(11,065)	0	473
Developed technologies	8,092	(857)	(7,235)	0
Others	2,696	(889)	(1,807)	0

Total	$151,880	$(100,144)	$(49,510)	$2,226

	As of December 31, 2024
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount
Operating rights for licensed games	$64,937	$(45,996)	$(12,334)	$6,607
Purchased video content	41,789	(30,059)	(11,362)	368
Domain names and trademarks	16,083	(6,350)	(9,733)	0
Computer software	11,861	(11,141)	0	720
Developed technologies	990	(147)	(843)	0

Total	$135,660	$(93,693)	$(34,272)	$7,695

Amortization
For the years ended December 31, 2024, 2023 and 2022, amortization of intangible assets was $11.2 million
, $13.6 million and $11.3 million,
respectively.
As of December 31, 2024, amortization expenses for future periods are estimated to be as follows:

Year Ended December 31,	(in thousands)
2025	$3,848
2026	2,872
2027	975
2028	0
2029	0
Thereafter	0

Total expected amortization expense	$7,695

15.	TAXATION
Value-Added Tax
The
Sohu Group’s revenues are subject to VAT in the Chinese Mainland. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6% or 13%) and the available input VAT amount (at the rate applicable to the supplier).
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

Hong Kong Tax
The Group’s subsidiaries incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2024, 2023 and 2022.
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
Principal Entities Qualified as HNTEs
As of December 31, 2024, the following principal entities of the Sohu Group were qualified as HNTEs and were entitled to an income tax rate of 15%.

-
Video Tianjin and Sohu Internet
re-applied
for HNTE qualification and both received approval in December 2024. They are entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2024 through 2026, and will need to re-apply
for HNTE qualification in 2027.

-	Gamease, AmazGame, Sohu Media and Guangzhou Qianjun qualified as HNTEs for the years 2023 through 2025, and will need to re-apply for HNTE qualification in 2026.

-	Gamespace, Changyou Chuangxiang and Sohu New Momentum qualified as HNTEs for the years 2022 through 2024, and will need to re-apply for HNTE qualification in 2025.
U.S. Corporate Income Tax
Sohu.com Inc., which was formerly the
top-tier
publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. federal corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and up to 35
% for prior tax years.
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

For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge. The estimate remained unchanged as of December 31, 2024. In addition, the Sohu Group accrued $8 million, $13 million and $15 million, respectively, in interest on the unrecognized tax benefit for the years 2022, 2023 and 2024.
The tax benefit recognized and the unrecognized tax benefit in relation to the Toll Charge may be subject to further adjustment in subsequent periods based on facts and circumstances that arose after December 31, 2024, such as any IRS assessments upon audit and management’s further judgment and estimates.
Composition of Income Tax Expense
Sohu.com Limited is not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to Sohu.com Limited levied by the government of the Cayman Islands.
The components of income before income taxes are as follows (in thousands):

	Year ended December 31,
	2022	2023	2024
Income/(loss) before income tax expense
Income/(loss) from Chinese mainland operations	$37,146	$(22,560)	$(68,338)
Income from non-Chinese mainland operations	3,459	16,910	20,170

Total income/(loss) before income tax expense from continuing operations	$40,605	$(5,650)	$(48,168)

Income tax expense applicable to Chinese mainland operations
Current tax	$27,735	$22,701	$18,700
Deferred tax	22,524	24,728	17,785

Subtotal income tax expense applicable to Chinese mainland operations	50,259	47,429	36,485
Non-Chinese mainland income tax expense	7,534	12,850	15,300
Non-Chinese mainland withholding tax expense	153	141	285

Total income tax expense from continuing operations	$57,946	$60,420	$52,070

In 2024, of the
total of
$52.1 million
in
income tax expense, $36.5 million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense of $32.5 million
;
 and $15 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
In 2023, of the
total of
$60.4 million
in
income tax expense, $47.4 million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense of $36.8 million, and $13 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.
In 2022, of the
total of
$57.9 million

in
income tax expense, $50.3 million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense of $46.6 million, and $8 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.

The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2022	2023	2024
Tax holiday effect	$(6,282)	$(18,961)	$(22,072)
Basic net loss per share effect	(0.18)	(0.56)	(0.69)
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
The following is reconciliation between the statutory rate and the Group’s effective tax rate. For 2022, 2023 and 2024, the statutory rate represented the Chinese mainland statutory rate of 25%. The table does not reflect any accruals related to the Toll Charge. See “
U.S. Corporate Income Tax
” and “
Treatment of Toll Charge Related to the U.S. TCJA.
”

	Year Ended December 31,
	2022	2023	2024
Statutory Rate:	25%	25%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs (1)	15%	(335%)	(46%)
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	0%	44%	11%
Effect of withholding taxes	56%	(331%)	(34%)
Changes in valuation allowance for deferred tax assets	116%	(1,077%)	(99%)
Research and development super-deduction (2)	(85%)	737%	82%
Others	(3%)	95%	(15%)

	124%	(842%)	(76%)

Note (1): The change in the regular income tax rate of
25
% to preferential income tax rates that Changyou’s subsidiaries and VIEs were entitled to as Software Enterprises for 2022 was included in the “Effect of tax holidays applicable to subsidiaries and consolidated VIEs” in the above table.
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
Under Changyou’s dividend policy, all of Changyou’s Chinese mainland subsidiaries (not including the Changyou VIEs and their subsidiaries) will be able to distribute their cumulative available and undistributed earnings to their direct overseas parent companies in future periods. As of December 31, 2024, the Sohu Group had accrued deferred tax liabilities related to Changyou in the amount of $265.9 million for Chinese mainland withholding tax.

The Sohu Group currently does not intend to have any of its Chinese mainland subsidiaries or the VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be reinvested by such subsidiaries and VIEs for their Chinese mainland operations. As of December 31, 2024, the total amount of undistributed profits from the Chinese mainland subsidiaries and VIEs for which no withholding tax had been accrued was $
528.4 million, and the unrecognized tax liabilities were $52.8 million.
Deferred Tax Assets and Liabilities
Significant components of the Group’s deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,
	2023	2024
Deferred tax assets:
Net operating loss from operations	$367,024	$395,642
Accrued bonus and commissions	3,475	2,973
Intangible assets impairment	237	158
Others	9,472	8,190

Total deferred tax assets	380,208	406,963
Less: Valuation allowance	(371,532)	(400,000)

Net deferred tax assets	$8,676	$6,963

Deferred tax liabilities
Withholding tax for dividend	$(253,482)	$(265,863)
Others	(8,033)	(7,834)

Total deferred tax liabilities	$(261,515)	$(273,697)

Net deferred tax assets are recorded under other assets in the consolidated balance sheets. As of December 31, 2024, the Group had net operating losses from Chinese mainland entities of approximately $2.51 billion available to offset against future net profit for income tax purposes. The Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these Chinese mainland entities; therefore, $387.5 million in deferred tax assets generated from net operating losses were offset by a valuation allowance.
The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	Year Ended December 31,
	2022	2023	2024
Beginning balance	$289,097	$320,589	$371,532
Provision for the year	69,087	60,554	42,986
Reversal for the year	(12,844)	(4,134)	(9,076)
Foreign currency translation adjustment	(24,751)	(5,477)	(5,442)

Ending balance	$320,589	$371,532	$400,000

In 2024, $56.8 million of Chinese mainland net operating losses generated from previous years expired. Pursuant to a public announcement issued by the China State Administration of Taxation in August 2018, net operating losses of entities not qualified as HNTEs will expire between 2025 and 2029 if not utilized and those of entities qualified as HNTEs will expire in 2034. The reversal of valuation allowance was also due to the impact of changes in income tax rates upon preferential tax rates being obtained.

Uncertain Tax Positions
The following table summarizes the Group’s unrecognized tax benefit from January 1, 2022 to December 31, 2024 (in thousands):

	As of December 31,
	2022	2023	2024
Beginning balance	$193,918	$200,228	$212,859
Increases/(decrease) related to prior year tax positions	7,534	12,850	(820)
Foreign currency translation adjustment	(1,224)	(219)	(191)

Ending balance	$200,228	$212,859	$211,848

The decrease in 2024 was mainly due to a reversal of uncertain tax positions related to business acquisitions. The increases in 2023 and 2022 were mainly due to interest recognized in connection with an unrecognized tax benefit.
The material jurisdictions in which the Group is subject to potential examination include the Chinese mainland and the United States. In general, the tax authorities in the Chinese mainland have up to five years and in certain cases up to 10 years, and the U.S. IRS has up to three years and in certain cases up to six years, to conduct examinations of the tax filings of the Group. The remaining period for the U.S. IRS to conduct an examination of the Group’s filing in connection with the unrecognized tax benefit in relation to the Toll Charge is expected to expire within the current calendar year. All of these related tax years are open for the Sohu Group.

16.	COMMITMENTS AND CONTINGENCIES
Commitments
The following table sets forth the Group’s commitments as of December 31, 2024 (in thousands):

	2025	2026	2027	2028	2029	Thereafter	Total Payments Required
Purchase of content and services	$13,033	282	55	0	0	0	13,370
Royalties and expenditures for licensed content of games	3,978	1,391	695	1,043	0	0	7,107
Purchase of bandwidth	5,191	87	8	0	0	0	5,286
Operating lease obligations	2,515	2,356	34	0	0	0	4,905
Others	271	0	0	0	0	0	271

Total Payments Required	$24,988	4,116	792	1,043	0	0	30,939

Litigation
The Sohu Group is a party to various litigation matters which it considers routine and incidental to its business. The Sohu Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Sohu Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Management believes that the total liabilities to the Sohu Group that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. As of December 31, 2024, Sohu and Changyou had no significant litigation contingencies.
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
17. VIEs
Background
Chinese mainland laws and r
egulations pr
ohibit or restrict foreign ownership of companies that operate value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities in the Chinese mainland in which the Sohu Group is engaged or could be deemed to be engaged. Consequently, the Sohu Group conducts certain of its operations and businesses in the Chinese mainland through VIEs. The Sohu Group consolidates in its consolidated financial statements all of the VIEs of which the Group is the primary beneficiary for accounting purposes.
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
Under contractual agreements with the Sohu Group, Dr. Charles Zhang and those other executive officers and employees of the Sohu Group and certain entities who are shareholders of the consolidated VIEs are required to transfer their ownership in these entities to the Group, if permitted by Chinese mainland laws and regulations, or, if not so permitted, to designees of the Group at any time as requested by the Group to repay the loans outstanding. All voting rights of the consolidated VIEs are assigned to the Sohu Group, and the Group has the right to designate all directors and senior management personnel of the consolidated VIEs, and also has the obligation to absorb losses of the consolidated VIEs. Dr. Charles Zhang and those other executive officers and employees of the Sohu Group and certain entities who are shareholders of the consolidated VIEs have pledged their shares in the consolidated VIEs as collateral for the loans. As of December 31, 2024, the aggregate amount of these loans was $10.9 million.
Under its contractual arrangements with the consolidated VIEs, the Sohu Group has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Group considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital and statutory reserves of the VIEs. As of December 31, 2024, the registered capital and statutory reserves of the consolidated VIEs totaled $41.5 million. As all of the consolidated VIEs are incorporated as limited liability companies under the Company Law of the People’s Republic of China (the “Company Law”), creditors of the consolidated VIEs do not have recourse to the general credit of the Sohu Group for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Sohu Group to provide additional financial support to the consolidated VIEs. As the Sohu Group is conducting certain business in the Chinese mainland mainly through the consolidated VIEs, the Group may provide such support on a discretionary basis in the future, which could expose the Group to a loss.

The following is a summary of the principal VIEs within the Sohu Group:
Basic Information for Principal VIEs and Subsidiaries of Principal VIEs

-	High Century
High Century was incorporated in 2001. As of December 31, 2024, Dr. Charles Zhang, the Group’s Chairman of the Board and Chief Executive Officer, and Wei Li, one of the Group’s employees, held 80% and 20% interests, respectively, in this entity.

-	Heng Da Yi Tong
Heng Da Yi Tong was incorporated in 2002. As of December 31, 2024, Dr. Charles Zhang and Wei Li held 80% and 20% interests, respectively, in this entity.

-	Sohu Internet
Sohu Internet was incorporated in 2003. As of December 31, 2024, High Century held a 100% interest in this entity.

-	Gamease
Gamease was incorporated in 2007. As of December 31, 2024, High Century held a 100% interest in this entity.

-	Donglin
Donglin was incorporated in 2010. As of December 31, 2024, Sohu Internet held a 100% interest in this entity.

-	Guanyou Gamespace
Guanyou Gamespace was incorporated in 2010. As of December 31, 2024, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100% interest in this entity. Dewen Chen, Changyou’s Chief Executive Officer, and Yaobin Wang, one of the Group’s employees, held 50% and 50% interests, respectively, in Changyou Star.

-	Shanghai ICE
The Sohu Group began consolidating Shanghai ICE in 2010. As of December 31, 2024, Gamease held a 100% interest in this entity.

-	Tianjin Jinhu
Tianjin Jinhu was incorporated in 2011. On December 12, 2022, the two individuals who were nominee shareholders of Tianjin Jinhu, both of whom are employees of the Sohu Group, transferred all of their equity interests in Tianjin Jinhu to High Century; all previous VIE contractual arrangements between Video Tianjin and Tianjin Jinhu and the two nominee shareholders were terminated; and High Century became Tianjin Jinhu’s direct 100% parent. As of December 31, 2024, High Century held a 100% interest in this entity.

-	Focus Interactive
Focus Interactive was incorporated in 2014. As of December 31, 2024, Heng Da Yi Tong held a 100% of the equity interests in this entity.

-	Guangzhou Qianjun
The Sohu Group began consolidating Guangzhou Qianjun in 2014. As of December 31, 2024, Tianjin Jinhu held a 100% interest in this entity.

Financial Information
The following financial information of the Sohu Group’s consolidated VIEs (including subsidiaries of these VIEs) is included in the accompanying consolidated financial statements (in thousands):

	As of December 31,
	2023	2024
ASSETS:
Cash and cash equivalents	$6,665	$12,990
Restricted cash	1,412	0
Short-term investments	18,743	18,589
Accounts receivable, net	32,953	27,315
Prepaid and other current assets	5,514	4,967
Intra-Group receivables due from subsidiaries	502,353	118,761

Total current assets	567,640	182,622

Fixed assets, net	203	74
Investment in subsidiaries	0	347,783
Other non-current assets	48,538	50,352

Total assets	$616,381	$580,831

LIABILITIES:
Accounts payable	$7,916	$5,159
Accrued liabilities	28,525	24,700
Receipts in advance and deferred revenue	43,958	46,845
Other current liabilities	19,484	15,887
Intra-Group payables due to subsidiaries	283,083	234,405

Total current liabilities	382,966	326,996

Long-term tax liabilities	13,021	12,830
Other non-current liabilities	1,445	1,444

Total liabilities	$397,432	$341,270

	Year Ended December 31,
	2022	2023	2024
Revenues:
Third-party revenues	$591,480	$477,202	$484,911
Intra-Group revenues	27,914	13,283	13,468

Total revenues	619,394	490,485	498,379
Cost of revenues:
Third-party cost of revenues	96,603	55,227	60,678
Intra-Group cost of revenues	104,883	86,435	72,697

Total cost of revenues	201,486	141,662	133,375
Operating expenses:
Third-party operating expenses	72,911	44,059	63,633
Intra-Group operating expenses	329,226	282,812	274,491

Total operating expenses	402,137	326,871	338,124
Net income from continuing operations	2,691	23,879	21,744

	Year ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net cash provided by transactions with third parties	$448,936	$409,762	$384,664
Net cash used in transactions with intra-Group entities	(445,660)	(382,593)	(358,561)

Net cash provided by continuing operating activities	3,276	27,169	26,103

Net cash provided by operating activities	3,276	27,169	26,103

Cash flows from investing activities:
Net cash used in transactions with third parties	(5,421)	(14,922)	(8,315)
Net cash provided by transactions with intra-Group entities	72,497	73,894	35,788
Net cash provided by continuing investing activities	67,076	58,972	27,473

Net cash provided by investing activities	67,076	58,972	27,473

Cash flows from financing activities:
Net cash used in transactions with intra-Group entities	(79,209)	(101,611)	(48,657)

Net cash used in continuing financing activities	(79,209)	(101,611)	(48,657)

Net cash used in financing activities	(79,209)	(101,611)	(48,657)

Summary of Significant Agreements Currently in Effect
The following is a summary of the agreements between the Sohu Group’s principal Chinese mainland subsidiaries and principal consolidated VIEs and their nominee shareholders as of December 31, 2024 and as of the date of the filing of this annual report:
Agreements between Subsidiaries, Consolidated VIEs and Nominee Shareholders
Loan and share pledge agreement
between Sohu Media and the shareholders of High Century. The agreement provides for loans to the shareholders of High Century for them to make contributions to the registered capital of High Century in exchange for the equity interests in High Century, and the shareholders pledge those equity interests to Sohu Media as security for the loans. The agreement includes powers of attorney that give Sohu Media the power to appoint nominees to act on behalf of the shareholders of High Century in connection with all actions to be taken by High Century. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in High Century, which are held by the Sohu Group’s legal department and may be completed and effected at Sohu Media’s election.
Loan and share pledge agreement
between Focus HK and the shareholders of Heng Da Yi Tong. The agreement provides for loans to the shareholders of Heng Da Yi Tong for them to make contributions to the registered capital of Heng Da Yi Tong in exchange for the equity interests in Heng Da Yi Tong, and the shareholders pledge those equity interests to Focus HK as security for the loans. The agreement includes powers of attorney that give Focus HK the power to appoint nominees to act on behalf of the shareholders of Heng Da Yi Tong in connection with all actions to be taken by Heng Da Yi Tong. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in Heng Da Yi Tong, which are held by the Sohu Group’s legal department and may be completed and effected at Focus HK’s election.
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

18.	SOHU.COM LIMITED SHAREHOLDERS’ EQUITY
Summary of the Company’s outstanding shares (in thousands):

	Number of Outstanding Shares As of December 31,
	2022	2023	2024
Balance, beginning of year	38,221	33,737	33,048
Issuances:	25	7	137
Repurchases:	(4,509)	(696)	(3,120)

Balance, end of year	33,737	33,048	30,065

Treasury Stock
Treasury stock consists of the Company’s ordinary shares, including ordinary shares represented by ADSs, repurchased by the Company or that it is obligated to repurchase as of the reporting date. Ordinary shares included in treasury stock are no longer deemed to be outstanding. Treasury stock is accounted for under the cost method.
On November 13, 2021, the Sohu Board authorized a share repurchase program of up to $100 million of outstanding ADSs over a
12-month
period from November 13, 2021 to November 12, 2022. As of
the expiration of the program
, Sohu had completed the share repurchase program, pursuant to which it repurchased 5,637,875 ADSs, representing 5,637,875 ordinary shares, at an aggregate cost of approximately $100 million. The repurchased shares were recorded at their historical cost of $100 million and were cancelled in September 2022. The cancellation was accounted for by recognizing a decrease of $5,638 in paid-in
capital and a decrease of $100 million in additional
paid-in
capital in the Sohu Group’s consolidated balance sheets.
On November 11, 2023, the Sohu Board authorized a share repurchase program of up to $80 million of outstanding ADSs over a
24-month
period from November 11, 2023 to November 10, 2025
. On
March 2, 2024, the Sohu Board authorized an increase in the size of the share repurchase program from up to $80 million to up to $150 million of outstanding ADSs. On November 9, 2024, the Sohu Board authorized extension of the end of the
share repurchase program period from November 1
0
, 2025 to November 10, 2026. As of December 31, 2024, Sohu had repurchased 3,815,361 ADSs under the share repurchase program at an aggregate cost of approximately $47.4 million. The 3,470,361 repurchased shares were recorded at their historical cost of $42.8 million and were cancelled in November 2024. The cancellation was accounted for by recognizing a decrease of $3,470 in paid-in
capital and a decrease of $42.8 million in additional
paid-in
capital in the Sohu Group’s consolidated balance sheets.
Share Incentive Plans
Sohu and Changyou have incentive plans, for the granting of share-based awards, including options and restricted share units, to their directors, management and other key employees.
1) Sohu.com Limited Share-based Awards
Sohu’s 2018 Share Incentive Plan
On July 2, 2010, Sohu.com Inc.’s shareholders adopted the 2010 Stock Incentive Plan, which provided for the issuance of up to
1,500,000 shares of Sohu.com Inc.’s common stock, including stock issued pursuant to the vesting and settlement of restricted stock units and pursuant to the exercise of stock options. The maximum term of any share-based award granted under the Sohu 2010 Stock Incentive Plan wa
s 10 years from the grant date.
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
As of December 31, 2024, 217,979 shares were available for grant under the Sohu 2018 Share Incentive Plan.
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
As of December 31, 2024, 1,152,801 of these options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets was reached between the Company and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense for these granted options has been adjusted and fixed based on their aggregate fair values, at their respective grant dates, of $31.7 million.
A summary of option activity under the Sohu 2018 Share Incentive Plan as of and for the year ended December 31, 2024 is presented below:

			Weighted
	Number	Weighted	Average	Aggregate
	Of	Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value (1)
Options	(in thousands)	Price	Life (Years)	(in thousands)
Outstanding as of January 1, 2024	454	$0.001		$
Granted	10	0.001
Exercised	(137)	0.001
Forfeited or expired	0

Outstanding as of December 31, 2024	327	0.001	4.64	4,316

Vested as of December 31, 2024	327	0.001	4.64	4,316

Exercisable as of December 31, 2024	327	0.001	4.64	4,316

Note (1): The aggregated intrinsic value in the preceding table represents the difference between Sohu’s closing ADS price of $13.18 on December 31, 2024 and the nominal exercise price of the options.
For the years ended December 31, 2024, 2023 and 2022, total share-based compensation expense recognized for these options was $73,000
, $
0.1 million and $0.7
million, respectively. For the years ended December 31, 2024, 2023 and 2022, the total fair value of these Sohu options vested on their respective vesting dates w as
$
0.2 million, $1.2 million and $1.8 million, respectively. For the years ended December 31, 2024, 2023 and 2022, the total intrinsic value of options exercised was $1.8 million, $0.1 million and $0.5 million, respectively.
2) Changyou.com Limited Share-based Awards
Changyou 2014 Share Incentive Plan
On June 27, 2014, Changyou reserved 2,000,000
of its Class A ordinary shares under the Changyou 2014 Share Incentive Plan for the purpose of making share incentive awards to certain members of its management and key employees. On November 2, 2014, Changyou’s board of directors (the “Changyou Board”) approved an increase in the number of Class A ordinary shares reserved under the Changyou 2014 Share Incentive Plan from
2,000,000 to 6,000,000.
The maximum term of any share right granted under the Changyou 2014 Share Incentive Plan is
 10 years
from the grant date. The Changyou 2014 Share Incentive Plan expired in June 2024 and is no longer available for granting new share-based awards.

As a result of the Changyou Plans’ Modification, share-based compensation expense is accrued over the service period based on the fixed price of $
5.39
per Changyou Class A ordinary share. No subsequent fair value re-measurement will be made, given that the award is an obligation based on a fixed amount of $
5.39
per Changyou Class A ordinary share. The accounting treatment related to the Changyou Plans’ Modification is discussed in Note 2 – Summary of Significant Accounting Policies.
As of December 31, 2024,
3,023,000

of the share options granted under the Changyou 2014 Share Incentive Plan had vested and were outstanding. None of these vested share options will be exercisable, but can only be repurchased by Changyou at a fixed price of $
5.39
per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board.
For the years ended December 31, 2024, 2023 and 2022, total share-based compensation expense recognized for share options under the Changyou 2014 Share Incentive Plan was nil, $0.1 million and $2.0 million, respectively. For the years ended December 31, 2024, 2023 and 2022, the total fair values of these Changyou share options vested on their respective vesting dates were nil, $3.5 million and $4.1 million, respectively.
Changyou 2019 Share Incentive Plan
On August 3, 2019, Changyou adopted and reserved for issuance 3,000,000
Class A ordinary shares of Changyou under the Changyou 2019 Share Incentive Plan. On August 26, 2019, the Changyou Board approved the grant, effective as of October 1, 2019, to certain members of Changyou’s management and certain other employees of options for the purchase of an aggregate of
1,909,000 Class A ordinary shares at an exercise price of $0.01. On February 2, 2021, the Sohu Board approved the grant, effective for vesting commencement purposes as of February 2, 2021, to certain members of Changyou’s management and certain other employees of options for the purchase of an aggregate of 600,000 Class A ordinary shares at an exercise price of $0.01. On November 9, 2024, the Sohu Board approved the grant, effective for vesting commencement purposes as of November 9, 2024, to certain employees of Changyou of options for the purchase of an aggregate of 690,600 Class A ordinary shares at an exercise price of $0.01. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. After the completion of the Changyou Merger, the Sohu Board approved the Changyou Plans’ Modification, pursuant to which, among other things, none of the share options granted under the Changyou 2019 Share Incentive Plan will be exercisable, but can only be repurchased by Changyou following vesting at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on a fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the awards are obligations based on a fixed amount of $5.39 per Changyou Class A ordinary share.
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
As of December 31, 2024, 2,147,572
of the share options granted under the Changyou 2019 Share Incentive Plan had vested and were outstanding. The cumulative share-based compensation expense of $
0.1 million for the granted share options was adjusted and fixed based on a price of $5.39 per Changyou Class A ordinary share after the Changyou Plans’ Modification. For the years ended December 31, 2024, 2023 and 2022, total share-based compensation expense recognized for share options under the Changyou 2019 Share Incentive Plan was negative $
0.1 million, $0.5 million and $2.2
million, respectively. For the years ended December 31, 2024, 2023 and 2022, the total fair value of these Changyou share options vested on their respective vesting dates was $
0.1 million, $3.0 million and $3.4 million, respectively.

19.	NONCONTROLLING INTEREST
Currently, the noncontrolling interests in
the
Sohu Group’s consolidated financial statements primarily consist of noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
Noncontrolling Interest in the Consolidated Balance Sheets
Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares, and the noncontrolling interests recognized in the Sohu Group’s consolidated balance sheets reflect economic interests in Changyou’s subsidiaries held by shareholders other than Changyou. Noncontrolling interest of Changyou of $0.4 million and $0.3 million was recognized in the Sohu Group’s consolidated balance sheets as of December 31, 2024 and 2023, respectively.
Noncontrolling Interest in the Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2024, 2023 and 2022, respectively, net income of $31,000, net loss of $0.3 million and net income of

$2,000

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
Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares
; accordingly,
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
The following table presents the calculation of the Sohu Group’s basic and diluted net loss per share (in thousands, except per share data).

	Year Ended December 31,
	2022	2023	2024
Numerator:
Net loss from continuing operations attributable to Sohu.com Limited, basic	$(17,343)	$(65,805)	$(100,269)
Net income from discontinued operations attributable to Sohu.com Limited, basic	0	35,426	0
Net loss attributable to Sohu.com Limited, basic	(17,343)	(30,379)	(100,269)
Effect of dilutive securities:
Net loss from continuing operations attributable to Sohu.com Limited, diluted	(17,343)	(65,805)	(100,269)
Net income from discontinued operations attributable to Sohu.com Limited, diluted	0	35,426	0

Net loss attributable to Sohu.com Limited, diluted	$(17,343)	$(30,379)	$(100,269)

Denominator:
Weighted average basic ordinary shares outstanding	34,945	34,109	32,009

Weighted average diluted ordinary shares outstanding	$34,945	$34,109	$32,009

Basic net loss per share attributable to Sohu.com Limited
Continuing operations	$(0.50)	$(1.93)	$(3.13)
Discontinued operations	0	1.04	0

Net loss per share	(0.50)	(0.89)	(3.13)

Diluted net loss per share attributable to Sohu.com Limited
Continuing operations	$(0.50)	$(1.93)	$(3.13)
Discontinued operations	0	1.04	0

Net loss per share	(0.50)	(0.89)	(3.13)

21.	CHINESE MAINLAND CONTRIBUTION PLAN
The Sohu Group’s subsidiaries and consolidated VIEs in the Chinese mainland participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese mainland labor regulations require the Group’s subsidiaries and consolidated VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group’s Chinese mainland-based subsidiaries and consolidated VIEs have no further commitments beyond their monthly contributions. For the years ended December 31, 2024, 2023 and 2022, the Group’s Chinese mainland-based subsidiaries and consolidated VIEs contributed a total of $91.5 million, $86.7 million and $87.6 million, respectively, to these funds.

22.	PROFIT APPROPRIATION
The Sohu Group’s Chinese mainland-based subsidiaries and the VIEs are required to make appropriations to certain non-distributable
reserve funds.
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
For the years ended December 31, 2024, 2023 and 2022, the total amount of profits contributed to these funds by the Group was $1,461, $0.3 million and $0.1 million, respectively. As of December 31, 2024 and 2023, the cumulative amount of profits contributed to these funds by the Group was $57.6 million and $57.6 million, respectively.
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
Operation Risk
For the years ended December 31, 2024, 2023 and 2022, there were no revenues from customers that individually represent greater than 10% of the total online advertising revenues.
For the year ended December 31, 2024, revenues from TLBB PC were $309.2 million, accounting for approximately 62% of Changyou’s online game revenues, approximately 61% of Changyou’s total revenues and approximately 52% of the Sohu Group’s total revenues. For the year ended December 31, 2024, revenues from Legacy TLBB Mobile were $44.4 million, accounting for approximately 9% of Changyou’s online game revenues, approximately 9% of Changyou’s total revenues, and approximately 7% of the Sohu Group’s total revenues.
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
Credit Risk
As of December 31, 2024 and 2023, approximately 58% and 60
%, respectively, of the Sohu Group’s cash and cash equivalents, short-term investments, and long-term time deposits were held in
15 financial institutions in the Chinese mainland. The remaining cash and cash equivalents, short-term investments and long-term time deposits were held primarily in financial institutions in Hong Kong and Macao.

The Sohu Group holds its cash and bank deposits at financial institutions that are among the largest and most respected in the Chinese mainland and at international financial institutions, with high ratings from internationally-recognized rating agencies. The management chooses these institutions based on their reputations and track records for stability and reported large cash reserves.
As a further means of managing its credit risk, the Sohu Group holds its cash and bank deposits in a number of different financial institutions. As of December 31, 2024 and 2023, the Sohu Group held its cash and bank deposits in different financial institutions and held no more than approximately 34% and 30%, respectively, of its total cash at any single institution.
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
Relevant laws and regulations of the Chinese mainland permit payment of dividends by Chinese mainland-based operating entities only out of their retained earnings, if any, as determined in accordance with Chinese mainland accounting standards and regulations. In addition, a Chinese mainland-based operating entity is required to annually appropriate 10% of net after-tax
income to the statutory surplus reserve fund (see Note 23) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under the laws and regulations of the Chinese mainland, Chinese mainland-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from Chinese mainland-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2024, the Group had restricted net assets in the amount of $244.4 million.

25.	ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS
The condensed financial statements of Sohu.com Limited have been prepared in accordance with Securities and Exchange Commission Regulation
S-X Rule 5-04
and
Rule 12-04.
The Company records its investments in subsidiaries under the equity method of accounting and the consolidated net assets of the VIEs under U.S. GAAP (ASC 810). Such investments are presented on the balance sheet as “Investment in subsidiaries,” and the income/(loss) of the subsidiaries and VIEs is presented as “Loss from subsidiaries” in the statements of comprehensive income/(loss).
The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these financial statements should be read in conjunction with the notes to the Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.
As of December 31, 2023 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, that have been separately disclosed in the consolidated financial statements.

SOHU.COM LIMITED
CONDENSED BALANCE SHEETS
(In thousands)

	As of December 31,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	$2,914	$4,130
Prepaid and other current assets	631	631
Intra-Group receivables due from subsidiaries	531,708	532,850

Total current assets	535,253	537,611
Investment in subsidiaries	805,454	726,968
Other non-current assets	22,036	22,036

Total assets	$1,362,743	$1,286,615

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	0	44
Accrued liabilities	1,244	1,245
Accrued salary and benefits	83	83
Tax payables	0	447
Intra-Group payables due to subsidiaries	118,742	163,443

Total current liabilities	120,069	165,262
Long-term tax liabilities	183,718	199,018

Total liabilities	303,787	364,280

Total shareholders’ equity	1,058,956	922,335

Total liabilities and shareholders’ equity	$1,362,743	$1,286,615

SOHU.COM LIMITED
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands)

	Year Ended December 31,
	2022	2023	2024
Revenues	$0	$0	$0
Cost of revenues	0	0	0

Gross profit	0	0	0

Operating expenses:
General and administrative	2,206	2,193	2,514

Operating loss	(2,206)	(2,193)	(2,514)

Loss from subsidiaries	(213)	(15,712)	(83,009)
Non-operating income/(expense)	(7,390)	376	554

Loss before income tax expense	(9,809)	(17,529)	(84,969)
Income tax expense	7,534	12,850	15,300

Net loss	(17,343)	(30,379)	(100,269)

Other comprehensive loss	(83,982)	(13,643)	(11,669)
Comprehensive loss	$(101,325)	$(44,022)	$(111,938)

SOHU.COM LIMITED
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net cash used in operating activities	$(10,122)	$(1,631)	$(1,469)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with intra-Group entities	7,967	3	(1,142)

Net cash provided by/(used in) investing activities	7,967	3	(1,142)
Cash flows from financing activities:
Net cash provided by transactions with intra-Group entities	72,036	9,794	44,702
Repurchase of Sohu Ordinary Shares, represented by ADSs	(82,136)	(6,560)	(40,875)

Net cash provided by/(used in) financing activities	(10,100)	3,234	3,827

Net increase/(decrease) in cash, cash equivalents and restricted cash	(12,255)	1,606	1,216
Cash, cash equivalents and restricted cash at beginning of year	13,563	1,308	2,914

Cash, cash equivalents and restricted cash at end of year	$1,308	$2,914	$4,130