Form 20-F
period 2025-12-31
Sohu.com Ltd
filed 2026-03-12
CIK 1734107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Telephone: (
011
)
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,069,022 ordinary shares, par value $0.001 per share, as of December 31, 2025.
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
☐ Yes ☐ No

Introduction

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our,” “our company,” the “Company,” the “Sohu Group,” the “Group,” and “Sohu” refer to Sohu.com Limited (or our predecessor Sohu.com Inc., as applicable) and, unless the context requires otherwise, include its subsidiaries and the variable interest entities, or VIEs, that it consolidates. For a list of the principal VIEs we consolidate, see “Information on the Company - Organizational Structure” in Item 4 of this annual report. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between certain of the VIEs, and/or such VIEs’ nominee shareholders, on one hand, and certain of our subsidiaries, on the other hand. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts. Sohu.com Inc., a Delaware corporation, was dissolved on May 31, 2018 and Sohu.com Limited, which before then was a direct wholly-owned subsidiary of Sohu.com Inc., replaced Sohu.com Inc. as the top-tier, publicly-traded holding company of the Sohu Group. See “Information on the Company - History and Development of the Company” in Item 4 of this annual report.

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, par value $0.001 per share;

•	“Cayman Islands Companies Act” refers to the Companies Act (2025 Revision) (as amended or revised from time to time) of the Cayman Islands;

•

“Changyou” refers to Changyou.com Limited, a Cayman Islands exempted company, and, unless the context requires otherwise, includes its subsidiaries and the consolidated VIEs, but excludes Fox Information Technology (Tianjin) Limited (“Video Tianjin”) and its subsidiaries;

•	“China” refers to the People’s Republic of China; and “Chinese mainland” refers to the People’s Republic of China excluding Hong Kong, Macau, and Taiwan;

•	“HNTE” refers to high and new technology enterprises;

•	“IPO” refers to an initial public offering;

•	“Memorandum and Articles of Association” refers to our Amended and Restated Memorandum of Association and our Amended and Restated Articles of Association;

•	“MMORPGs” refers to massively multiplayer online role-playing games;

•	“Offshore” refers to nations and territories outside of the Chinese mainland, and for this purpose includes Hong Kong, Macau, and Taiwan;

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

•	“RMB” refers to the Renminbi, which is the legal currency of the Chinese mainland;

•	“Tian Long Ba Bu” refers to the popular novel of that name by the famous Chinese writer Louis Cha;

•	“TLBB PC” and “TLBB: Return” refer to the PC games that Changyou developed based on the title and characters of Tian Long Ba Bu, which were launched in 2007 and 2025, respectively;

•

“TLBB 3D,” “Legacy TLBB Mobile,” “TLBB Honor,” and “New TLBB Mobile” refer to the mobile games that Changyou developed based on the title and characters of Tian Long Ba Bu, which were launched in 2014, 2017, 2019 and 2023, respectively;

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

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024, and 2025. Starting in 2025, we changed the name of our “brand advertising business,” as described in our previous annual and other reports with the Securities and Exchange Commission (the “SEC”), to the “marketing services business.” This change is intended to more accurately reflect the nature of the business, which consists primarily of advertising and other marketing-related services. We have updated the names of related financial measures and disclosures in this annual report to align with this updated terminology.

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

These forward-looking statements include, but are not limited to, the following:

•	our ability to maintain and strengthen our competitive position in the marketing services and online game businesses in the Chinese mainland;

•	our expected development, launch and market acceptance of our products and services;

•	our various initiatives to implement our business strategies to expand our business;

•	our future business development, results of operations and financial condition;

•	the expected growth of and change in the industries in which we operate, and the volatility of the macroeconomic environment, in the Chinese mainland;

•	regulatory policies in the Chinese mainland applicable to our current and prospective businesses, particularly those relating to Internet and Internet content providers;

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

	As of December 31, 2024
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents	$4,130	98,712	44,095	12,990	0	159,927
Short-term investments	0	506,581	219,328	18,589	0	744,498
Accounts receivable, net	0	11,253	15,194	27,315	0	53,762
Prepaid and other current assets	631	21,817	56,160	4,967	0	83,575
Intra-Group receivables due from subsidiaries (1)	532,850	215,567	621,066	118,761	(1,488,244)	0

Total current assets	537,611	853,930	955,843	182,622	(1,488,244)	1,041,762

Fixed assets, net	0	45,028	207,758	74	0	252,860
Investment in subsidiaries (2)	726,968	3,587,925	885,722	347,783	(5,548,398)	0
Controlling financial interests in VIEs (3)	0	0	239,545	0	(239,545)	0
Long-term time deposits	0	173,769	157,521	0	0	331,290
Other non-current assets	22,036	24,831	12,926	50,352	(1,391)	108,754

Total assets	$1,286,615	4,685,483	2,459,315	580,831	(7,277,578)	1,734,666

LIABILITIES
Current liabilities:
Accounts payable	$44	10,430	20,410	5,159	0	36,043
Accrued liabilities	1,245	39,693	31,500	24,700	0	97,138
Receipts in advance and deferred revenue	0	2,619	1,543	46,845	0	51,007
Accrued salary and benefits	83	4,787	39,316	3,046	0	47,232
Tax payables	447	1,945	9,480	2,353	0	14,225
Intra-Group payables due to subsidiaries (1)	163,443	943,867	146,529	234,405	(1,488,244)	0
Other short-term liabilities	0	62,299	3,535	10,488	0	76,322

Total current liabilities	165,262	1,065,640	252,313	326,996	(1,488,244)	321,967

Long-term other payables	0	0	2,807	0	0	2,807
Long-term tax liabilities	199,018	0	0	12,830	0	211,848
Deferred tax liabilities	0	265,862	7,835	0	0	273,697
Other non-current liabilities	0	6	1,600	1,444	(1,391)	1,659

Total long-term liabilities	199,018	265,868	12,242	14,274	(1,391)	490,011

Total liabilities	$364,280	1,331,508	264,555	341,270	(1,489,635)	811,978

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity	922,335	3,353,622	2,194,760	239,561	(5,787,943)	922,335
Noncontrolling interest	0	353	0	0	0	353

Total shareholders’ equity (2)(3)	922,335	3,353,975	2,194,760	239,561	(5,787,943)	922,688

Total liabilities and shareholders’ equity	$1,286,615	4,685,483	2,459,315	580,831	(7,277,578)	1,734,666

	As of December 31, 2025
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
ASSETS
Current assets:
Cash and cash equivalents	$3,799	71,302	38,817	14,390	0	128,308
Short-term investments	0	483,481	208,105	10,786	0	702,372
Accounts receivable, net	0	7,966	15,310	20,059	0	43,335
Prepaid and other current assets	0	27,973	61,465	4,465	0	93,903
Intra-Group receivables due from subsidiaries (1)	532,974	275,291	633,984	135,745	(1,577,994)	0

Total current assets	536,773	866,013	957,681	185,445	(1,577,994)	967,918

Fixed assets, net	0	44,082	202,145	36	0	246,263
Investment in subsidiaries (2)	961,361	3,845,582	1,377,108	572,549	(6,756,600)	0
Controlling financial interests in VIEs (3)	0	0	268,942	0	(268,942)	0
Long-term time deposits	0	206,735	143,924	0	0	350,659
Other non-current assets	0	24,675	13,748	34,213	(1,423)	71,213

Total assets	$1,498,134	4,987,087	2,963,548	792,243	(8,604,959)	1,636,053

LIABILITIES
Current liabilities:
Accounts payable	$0	8,917	22,023	5,275	0	36,215
Accrued liabilities	1,123	38,455	34,221	21,631	0	95,430
Receipts in advance and deferred revenue	0	1,613	930	52,335	0	54,878
Accrued salary and benefits	55	4,162	48,492	2,309	0	55,018
Tax payables	49	2,111	11,441	1,970	0	15,571
Intra-Group payables due to subsidiaries (1)	219,179	975,845	161,926	221,044	(1,577,994)	0
Other short-term liabilities	0	64,180	3,808	8,613	0	76,601

Total current liabilities	220,406	1,095,283	282,841	313,177	(1,577,994)	333,713

Long-term other payables	0	202	2,694	0	0	2,896
Long-term tax liabilities	0	0	0	13,121	0	13,121
Deferred tax liabilities	0	0	7,930	0	0	7,930
Other non-current liabilities	0	143	179	1,423	(1,423)	322

Total long-term liabilities	0	345	10,803	14,544	(1,423)	24,269

Total liabilities	$220,406	1,095,628	293,644	327,721	(1,579,417)	357,982

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Total Sohu.com Limited shareholders’ equity	1,277,728	3,891,115	2,474,375	464,522	(6,830,013)	1,277,727
Noncontrolling interest	0	344	195,529	0	(195,529)	344

Total shareholders’ equity (2)(3)	1,277,728	3,891,459	2,669,904	464,522	(7,025,542)	1,278,071

Total liabilities and shareholders’ equity	$1,498,134	4,987,087	2,963,548	792,243	(8,604,959)	1,636,053

The following table presents our condensed consolidating schedules of results of operations for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2023
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	51,825	71,645	477,202	0	600,672
Intra-Group revenues (4)		0	2,431	382,418	13,283	(398,132)	0

Total revenues		0	54,256	454,063	490,485	(398,132)	600,672
Cost of revenues:
Third-party cost of revenues		0	30,422	63,914	55,227	(3,806)	145,757
Intra-Group cost of revenues (4)		0	15,178	8,396	86,435	(110,009)	0

Total cost of revenues		0	45,600	72,310	141,662	(113,815)	145,757

Gross profit		0	8,656	381,753	348,823	(284,317)	454,915
Operating expenses:
Third-party operating expenses		2,193	137,111	358,862	44,059	0	542,225
Intra-Group operating expenses (4)		0	1,387	287	282,812	(284,486)	0

Total operating expenses		2,193	138,498	359,149	326,871	(284,486)	542,225

Operating profit/(loss)		(2,193)	(129,842)	22,604	21,952	169	(87,310)
Income/(loss) from subsidiaries (2)		(51,138)	68,616	(122,232)	0	104,754	0
Income/(loss) from VIEs (3)		0	0	23,879	0	(23,879)	0
Non-operating income/(expense)		376	28,873	48,766	3,814	(169)	81,660

Income/(loss) before income tax expense		(52,955)	(32,353)	(26,983)	25,766	80,875	(5,650)
Income tax expense		12,850	19,050	26,633	1,887	0	60,420

Net income/(loss) from continuing operations		(65,805)	(51,403)	(53,616)	23,879	80,875	(66,070)
Less: Net loss from continuing operations attributable to the noncontrolling interest shareholders		0	(265)	0	0	0	(265)

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(65,805)	(51,138)	(53,616)	23,879	80,875	(65,805)

Net income from discontinued operations, net of tax							35,426

Net loss	$						(30,379)

	Year Ended December 31, 2024
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	53,430	60,058	484,911	0	598,399
Intra-Group revenues (4)		0	1,480	359,872	13,468	(374,820)	0

Total revenues		0	54,910	419,930	498,379	(374,820)	598,399
Cost of revenues:
Third-party cost of revenues		0	37,798	70,143	60,678	(2,786)	165,833
Intra-Group cost of revenues (4)		0	14,313	9,582	72,697	(96,592)	0

Total cost of revenues		0	52,111	79,725	133,375	(99,378)	165,833

Gross profit		0	2,799	340,205	365,004	(275,442)	432,566
Operating expenses:
Third-party operating expenses		2,514	147,592	328,228	63,633	0	541,967
Intra-Group operating expenses (4)		0	929	22	274,491	(275,442)	0

Total operating expenses		2,514	148,521	328,250	338,124	(275,442)	541,967

Operating profit/(loss)		(2,514)	(145,722)	11,955	26,880	0	(109,401)
Income/(loss) from subsidiaries (2)		(83,009)	45,173	(140,968)	0	178,804	0
Income/(loss) from VIEs (3)		0	0	21,744	0	(21,744)	0
Non-operating income/(expense)		554	34,576	27,664	(1,561)	0	61,233

Income/(loss) before income tax expense		(84,969)	(65,973)	(79,605)	25,319	157,060	(48,168)
Income tax expense		15,300	17,005	16,190	3,575	0	52,070

Net income/(loss) from continuing operations		(100,269)	(82,978)	(95,795)	21,744	157,060	(100,238)
Less: Net income from continuing operations attributable to the noncontrolling interest shareholders		0	31	0	0	0	31

Net income/(loss) from continuing operations attributable to Sohu.com Limited		(100,269)	(83,009)	(95,795)	21,744	157,060	(100,269)

Net loss	$						(100,269)

	Year Ended December 31, 2025
	Sohu.com Limited		Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Revenues:
Third-party revenues		$0	40,974	52,684	490,675	0	584,333
Intra-Group revenues (4)		0	1,330	396,717	13,794	(411,841)	0

Total revenues		0	42,304	449,401	504,469	(411,841)	584,333
Cost of revenues:
Third-party cost of revenues		0	27,923	59,581	43,985	0	131,489
Intra-Group cost of revenues (4)		0	16,118	9,686	93,417	(119,221)	0

Total cost of revenues		0	44,041	69,267	137,402	(119,221)	131,489

Gross profit		0	(1,737)	380,134	367,067	(292,620)	452,844
Operating expenses:
Third-party operating expenses		24,202	149,993	325,502	46,952	0	546,649
Intra-Group operating expenses (4)		0	0	173	292,541	(292,714)	0

Total operating expenses		24,202	149,993	325,675	339,493	(292,714)	546,649

Operating profit/(loss)		(24,202)	(151,730)	54,459	27,574	94	(93,805)
Income/(loss) from subsidiaries (2)		219,018	73,104	(139,249)	(21,118)	(131,755)	0
Income/(loss) from VIEs (3)		0	0	23,714	0	(23,714)	0
Non-operating income/(expense)		892	27,460	15,848	176	(94)	44,282

Income/(loss) before income tax expense		195,708	(51,166)	(45,228)	6,632	(155,469)	(49,523)
Income tax expense/(benefit)		(198,387)	(270,175)	20,916	4,037	0	(443,609)

Net income/(loss) from continuing operations		394,095	219,009	(66,144)	2,595	(155,469)	394,086
Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders		0	(9)	(21,118)	0	21,118	(9)

Net income/(loss) from continuing operations attributable to Sohu.com Limited		394,095	219,018	(45,026)	2,595	(176,587)	394,095

Net income	$						394,095

The following table presents our condensed consolidating schedules of cash flows for the VIEs that we consolidate and other entities for the periods presented (in thousands):

	Year Ended December 31, 2023
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(1,631)	(356,837)	(76,861)	409,762	0	(25,567)
Net cash provided by/(used in) transactions with intra-Group entities	0	(13,528)	396,121	(382,593)	0	0

Net cash provided by/(used in) continuing operating activities	(1,631)	(370,365)	319,260	27,169	0	(25,567)

Net cash used in operating activities						(25,567)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	0	(351,792)	75,049	(14,922)	0	(291,665)
Net cash provided by/(used in) transactions with intra-Group entities	3	(1,124,552)	(1,325,496)	73,894	2,376,151	0

Net cash provided by/(used in) continuing investing activities	3	(1,476,344)	(1,250,447)	58,972	2,376,151	(291,665)

Net cash used in investing activities						(291,665)
Cash flows from financing activities:
Net cash used in transactions with third parties	(6,560)	0	0	0	0	(6,560)
Net cash provided by/(used in) transactions with intra-Group entities	9,794	1,355,281	1,112,687	(101,611)	(2,376,151)	0

Net cash provided by/(used in) continuing financing activities	3,234	1,355,281	1,112,687	(101,611)	(2,376,151)	(6,560)

Net cash used in financing activities						(6,560)

	Year Ended December 31, 2024
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(1,469)	(189,550)	(241,663)	384,664	0	(48,018)
Net cash provided by/(used in) transactions with intra-Group entities	0	(12,720)	371,281	(358,561)	0	0

Net cash provided by/(used in) continuing operating activities	(1,469)	(202,270)	129,618	26,103	0	(48,018)

Net cash used in operating activities						(48,018)
Cash flows from investing activities:
Net cash used in transactions with third parties	0	(15,539)	(89,506)	(8,315)	0	(113,360)
Net cash provided by/(used in) transactions with intra-Group entities	(1,142)	(64,471)	177,995	35,788	(148,170)	0

Net cash provided by/(used in) continuing investing activities	(1,142)	(80,010)	88,489	27,473	(148,170)	(113,360)

Net cash used in investing activities						(113,360)
Cash flows from financing activities:
Net cash used in transactions with third parties	(40,875)	0	0	0	0	(40,875)
Net cash provided by/(used in) transactions with intra-Group entities	44,702	226,218	(370,433)	(48,657)	148,170	0

Net cash provided by/(used in) continuing financing activities	3,827	226,218	(370,433)	(48,657)	148,170	(40,875)

Net cash used in financing activities						(40,875)

	Year Ended December 31, 2025
	Sohu.com Limited	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
Cash flows from operating activities:
Net cash provided by/(used in) transactions with third parties	$(1,865)	(107,655)	(337,494)	442,252	0	(4,762)
Net cash provided by/(used in) transactions with intra-Group entities	0	(13,176)	410,069	(396,893)	0	0

Net cash provided by/(used in) continuing operating activities	(1,865)	(120,831)	72,575	45,359	0	(4,762)

Net cash used in operating activities						(4,762)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	0	(12,138)	29,483	7,498	0	24,843
Net cash provided by/(used in) transactions with intra-Group entities	(124)	(153,178)	(222,837)	(38,070)	414,209	0

Net cash provided by/(used in) continuing investing activities	(124)	(165,316)	(193,354)	(30,572)	414,209	24,843

Net cash provided by investing activities						24,843
Cash flows from financing activities:
Net cash used in transactions with third parties	(54,077)	0	0	0	0	(54,077)
Net cash provided by/(used in) transactions with intra-Group entities	55,735	258,377	113,490	(13,393)	(414,209)	0

Net cash provided by/(used in) continuing financing activities	1,658	258,377	113,490	(13,393)	(414,209)	(54,077)

Net cash used in financing activities						(54,077)

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

Transfers of Cash Within the Sohu Group

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs (in thousands):

	Year ended December 31,
	2023	2024	2025
Cash paid by the VIEs to our subsidiaries under service agreements	$(396,728)	$(372,882)	$(411,454)
Cash received by the VIEs from our subsidiaries under service agreements	14,135	14,321	14,561
Cash paid by the VIEs to our subsidiaries for intra-Group financing	(101,611)	(48,657)	(62,964)
Cash received by the VIEs from our subsidiaries for intra-Group financing	73,894	35,788	11,501

Risk Factors

Risks Related to Our Business

We are subject to the risks associated with operating in an evolving market.

As a company operating in an evolving Internet market in the Chinese mainland, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	build our businesses successfully;

•	continue to attract users to remain with us and use our products and services;

•	continue to attract a large audience to our matrices and services by expanding the type and technical sophistication of the content and services we offer;

•	maintain and develop a sufficiently large advertiser base for our marketing services business;

•	maintain and attract online game users by timely updating our existing online games and developing and launching new online games;

•	effectively control our costs and expenses; and

•	attract and retain qualified personnel.

Our operating results are likely to fluctuate significantly and may differ from market expectations.

Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors which could have an adverse impact on our business. We reported an operating loss for each fiscal year from 2023 through 2025 and may continue to suffer operating losses in future years. Our marketing services revenues often fluctuate as our advertisers adjust their allocation of advertising dollars in response to varying business trends and economic cycles within their industries. Our advertisers’ online marketing spending may also be negatively impacted by the general macroeconomic environment in the Chinese mainland, which in turn could negatively impact our marketing services revenues. Also see “- We depend on revenues from Changyou’s PC game TLBB PC and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.”

We depend on revenues from Changyou’s PC game TLBB PC and mobile game Legacy TLBB Mobile for a significant portion of our revenues, net income, and operating cash flow.

For the year ended December 31, 2025, 60% of our total revenues and 69% of our online game revenues were derived from TLBB PC and Legacy TLBB Mobile. Despite Changyou’s efforts to improve these two games, game players may nevertheless lose interest in them over time and their popularity, revenues, and profitability may decline accordingly. If Changyou fails to improve and update TLBB PC and Legacy TLBB Mobile on a timely basis, or if Changyou’s competitors introduce more popular games, including mobile games, catering to Changyou’s game-player base, the decline in TLBB PC’s and Legacy TLBB Mobile’s popularity can be expected to accelerate, which could cause a significant decrease in our revenues. If Changyou’s revenues from TLBB PC and Legacy TLBB Mobile continue to decline as they have in recent years, or if Changyou’s online game revenues from games other than TLBB PC and Legacy TLBB Mobile do not grow or if they decrease, our revenues, net income, and operating cash flow will be adversely affected. Furthermore, any interruptions in TLBB PC’s and Legacy TLBB Mobile’s operations could cause significant decreases in our revenues, net income, and operating cash flow.

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

We have many competitors in the Internet market in the Chinese mainland, including 37 Interactive, 58.com, Alibaba, Archosaur, Autohome, Baidu, Bilibili, BitAuto, Century Huatong (formerly known as Shanda), Cheetah Mobile, Douyin, Douyu, Giant, G-bits, Hello Group, Huya, IGG, iQIYI, JD, JOYY, Kingsoft, Kuaishou, Leju, Lilith, Mango TV, Meituan, miHoYo, NetDragon, NetEase, Perfect World, Phoenix, Pinduoduo, Rednote, Sina, Tencent, Tencent Music Entertainment, TouTiao, VIPS, Weibo, Xiaomi, and Youku.

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

Devices other than personal computers, such as mobile phones, tablets, wearable devices and other internet-enabled mobile devices, are used increasingly in China and in overseas markets, and have surpassed personal computers as the primary means to access the Internet. We believe that, for our business to be successful when our content and services are delivered over mobile devices, we need to design, develop, promote and operate products and applications that are attractive to users of such devices, as well as enhance targeted delivery of our content and marketing services to our users and advertising customers. The design and development of new products and applications, and our efforts to enhance the effectiveness of such targeted delivery, may not be successful. We may encounter difficulties with the installation of such new products and applications for mobile devices, such products and applications may not function smoothly, and algorithms we develop for targeted delivery may not be effective in identifying the interests and needs of our users and advertising customers. As new devices are released or updated, we may encounter problems in developing and upgrading our products or applications for use on mobile devices and we may need to devote significant resources to the creation, support, and maintenance of such products or applications for mobile devices.

Our business depends on a strong brand; thus we will not be able to attract users, customers and clients for our products and offerings if we do not maintain and develop our brands.

It is critical for us to maintain and develop our brands so as to effectively expand our user base and our revenues. We believe that the importance of brand recognition will increase as competition for Internet users in the Chinese mainland continues to intensify. In order to attract and retain users and customers, as well as online game players, we may need to substantially increase our expenditures for creating and maintaining brand loyalty. Our success in promoting and enhancing our brands, as well as our ability to remain competitive, will also depend on our success in offering high-quality content, features and functionality. If we fail to promote our brands successfully or if our users or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting users, advertising customers, and online game players.

Our failure to keep up with rapid technology changes may severely affect our future success.

The Internet industry is undergoing rapid technological changes. Our future success will depend on our ability to respond to evolving technologies, such as emerging artificial intelligence (“AI”) technology, adapt our services to changing industry standards and improve the performance and reliability of our services. If we fail to adapt to such changes, our business may be adversely affected. For example, with the emergence of cloud computing technology, the primary Internet technology platform has been transformed from a traditional platform to a cloud computing platform. If we fail to adapt to the transformation, our products and services upgrade process will fall behind our competitors, and accordingly weaken our capacity to adapt our technology to the market. In addition, as mobile devices other than personal computers are increasingly used to access the Internet, we must develop products and services for such devices. To meet advertisers’ needs in targeting potential advertisers accurately, we need to develop and operate a more effective system for our advertising delivery, tracking and recording. Otherwise, we will not be able to maintain or increase our revenues and market share. Also see “- Certain of our products and services incorporate open source software or rely on AI technologies accessed via third-party large model providers, and we also contribute or license certain of our technology to or through open source projects, which may expose our proprietary software, intellectual property, products, and services to unique risks that could adversely affect our business.”

In the meantime, the Ministry of Industry and Information Technology (the “MIIT”) and other regulatory authorities in the Chinese mainland can be expected to regularly promulgate standards and other regulations regarding Internet software and other Internet-based technologies. Adapting to such standards and regulations, including any regarding emerging AI technology, could require us to make significant expenditures in the future.

Our strategy of acquiring complementary assets, technologies and businesses or making other strategic investments may fail and result in impairment losses.

As a component of our growth strategy, we have acquired and intend to identify and acquire assets, technologies and businesses that are complementary to our existing businesses. Our acquisitions could result in the use of substantial amounts of cash, issuance of potentially dilutive equity securities, significant impairment losses related to goodwill or amortization expenses related to intangible assets, and exposure to undisclosed or potential liabilities of acquired companies. Companies that we have invested in may not be successful, which may lead to impairment of the values of our investments and in turn adversely affect our financial condition and operating results.

We may be required to record a significant charge to earnings when we reassess our goodwill or intangible assets.

We are required under U.S. GAAP to test for goodwill impairment annually or when an event occurs or circumstances change in a manner that could indicate that the goodwill might be impaired. We are also required to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined. In 2025, Sohu recognized a $37.0 million goodwill impairment loss. See “Note 13 - Goodwill” of the Notes to Consolidated Financial Statements included in this annual report.

Any changes in accounting rules for share-based compensation, or any changes we make in our employee share incentive plans, may adversely affect our operating results, our ADS price and our competitiveness in the employee marketplace.

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

The retention and management of personnel require significant time and resource commitments from us and our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or anticipate our future development, our business could be adversely affected. As we have approximately 4,000 employees, it can be difficult for us to fully monitor each employee’s behavior. In addition, as we have several branch offices in the Chinese mainland, it is harder for us to monitor and regulate the overall behavior of our branch offices or of individual employees at such branch offices, to effectively implement our strategy to local offices and to manage the growth of these local operations. We cannot be certain that we will be able to maintain policies and procedures that are rigorous enough or that we will be able to cause all of our employees or all of our branch offices to behave in conformity with those policies and procedures, or to ensure that our employees will not engage in conduct that could expose us to third-party liability or governmental sanctions, which may limit our future growth and hamper our business strategy. Additionally, our business relies on our reporting and data systems, which have grown increasingly complex due to acquisitions and the diversification and complexity of our business. Our ability to operate our business efficiently depends on these systems, and if we are unable to adapt to these changes, our business could be adversely affected.

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

Our operation and future success is heavily dependent upon the services of our key executives, particularly Dr. Charles Zhang, who is the founder, Chief Executive Officer, Chairman of the Board, and a major shareholder of our company. For Changyou, we rely on the services of Dewen Chen, Changyou’s Chief Executive Officer. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to replace them easily and our business may be severely disrupted. In addition, if any of our key executives or employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members, as well as customers and suppliers, and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. However, if there are disputes between our executive officers and us with respect to such agreements, we may have to incur substantial legal expenses in any legal or other action necessary to enforce them, and any such legal or other action may not be successful. We also rely on a number of key members of our technology staff for our business. Given the competitive nature of the industry, and in particular our competitors’ increasingly aggressive efforts to provide competitive compensation packages to attract talent in the core Chinese markets where we operate, the risk of key technology staff leaving our company is high and could have a disruptive impact on our operations.

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

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. For example, a third-party Internet platform operator might provide its users access to video content on our Internet platforms while blocking Internet advertisements embedded in our video content, which could adversely affect our marketing services revenues and our reputation with our current and potential marketing services clients. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Our self-developed video content may be disseminated by third parties without our authorization. In addition, under the Patent Law of the People’s Republic of China (the “Patent Law”), the State Council of China (the “State Council”)’s Patent Administration Department may grant a compulsory license to individuals or entities to use one or more of our patents if our exploitation of the patents has been determined to violate the antitrust laws. Furthermore, the validity, enforceability and scope of laws protecting intellectual property in Internet-related industries continue to evolve, and the laws of the countries and regions in which we operate our businesses may not provide sufficient protection of our intellectual property rights. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources. We cannot be certain that judgments from any such lawsuits will be issued in our favor or that any resulting damages will cover our business losses and litigation expenses. If any such lawsuits do not achieve their intended effect, our business and operations may be adversely affected.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely to us, materially disrupt our business.

We cannot be certain that the products, services and intellectual property used in our normal course of business do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to claims and legal proceedings relating to the intellectual property of others in the ordinary course of our business and have in the past been, and may in the future be, required to pay damages or to agree to restrict our activities. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, may be ordered to pay damages or fines, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expense in defending against third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question. In addition, it is possible that content on our Internet platforms, or on public accounts registered and operated by us on third-party Internet platforms, which not only includes content developed by us but also provides a platform for a significant amount of content generated by others, may violate the intellectual property rights of third parties. We, as a primary provider of self-developed video content, may incur relatively higher monetary liability if such content is found to have infringed the intellectual property rights of third parties. Also, as we increasingly rely on content provided by third-party PGC and UGC providers on our Internet platforms, either developed by the outlets themselves or adapted from content of parties separate from such outlets, it will become increasingly difficult for us to fully monitor such content, which could make us more vulnerable to potential infringement claims. Furthermore, regulatory authorities in the Chinese mainland have regularly been drawing attention to issues regarding the infringement of online intellectual property rights. For example, a regulatory program called the “Jian Wang Campaign” aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2025, which was conducted from May through November of 2025 and targeted piracy and other forms of copyright infringement related to unauthorized dissemination and sale of films, TV dramas, micro-short dramas, short videos, animation and game-related works, and computer software, aimed to strengthen the copyright protection of original works.

We may be subject to, and may expend significant resources in defending against, claims based on the content and services we provide over our Internet platforms.

As our services may be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, or copyright or trademark infringement or based on the nature and content of such information. Furthermore, we could be subject to claims for the online activities of our users and incur significant costs in our defense. In the past, claims based on the nature and content of information that was posted online by users have been made in the United States against companies that provide online services. We do not carry any liability insurance against such risks.

We could be exposed to liability for the selection of listings that may be accessible through our Internet platforms or through content and materials that our users may post using our interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information. We also offer e-mail and subscription services, which expose us to potential liabilities or claims resulting from:

•	unsolicited e-mail;

•	lost or misdirected messages;

•	illegal or fraudulent use of e-mail;

•	interruptions or delays in e-mail service; or

•	illegal or inappropriate content included in advertisements on our platforms.

Investigating and defending any such claims may be expensive, even if they do not result in liability.

We may not have exclusive rights to trademarks, designs and technologies that are crucial to our business.

We have applied for initial registrations in the Chinese mainland and our target Offshore markets, and/or changes in registrations relating to transfers, of our key trademarks, including Sohu.com, Sohu News, Sohu Video, trademarks relating to Changyou products such as ChangYou.com, cyou.com, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect our exclusive rights to these trademarks. Changyou has license rights to use certain word and graphic-text combination trademarks, including Tian Long Ba Bu and New Tian Long Ba Bu for its PC games and TLBB 3D, Legacy TLBB Mobile, TLBB Honor, and New TLBB Mobile for its mobile games, under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force Changyou to lose the right to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. We have also applied for patents relating to our business. While we have succeeded in registering the trademarks for most of these marks in the Chinese mainland under certain classes, the applications for initial registration, and/or changes in registrations relating to transfers, of some marks and/or of some of marks under other classes are still under examination by the Trademark Office of the China National Intellectual Property Administration (the “CNIPA”) and relevant authorities of Offshore markets. While we have succeeded in obtaining some patents, some of our patent applications are still under examination by the Patent Office of the CNIPA. Approvals of our initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of our patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. We cannot assure you that these applications will be approved. Any rejection of these applications could adversely affect our rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot be certain that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of our rights.

Certain of our products and services incorporate open source software or rely on AI technologies accessed via third-party large model providers, and we also contribute or license certain of our technology to or through open source projects, which may expose our proprietary software, intellectual property, products, and services to unique risks that could adversely affect our business.

To remain competitive amid the rapid development of AI technologies, we have incorporated, and expect to continue to incorporate, open-source software into certain of our products and services to enhance functionality and user experience and reduce development time and costs. However, the use of open-source software may impose obligations on us to disclose, license, or distribute our proprietary source code under open-source license terms depending on how we incorporate and distribute such software. The terms of many open-source licenses have not been interpreted by courts of the Chinese mainland or relevant Offshore jurisdictions, and the legal landscape in this area remains evolving and uncertain. Failure to comply with these license requirements could result in claims of intellectual property infringement, demands to release our proprietary source code, costly litigation, injunctions restricting product distribution, or the need for expensive re-engineering efforts. Additionally, open-source components may contain third-party intellectual property without adequate permissions from copyright or patent owners, exposing us to infringement claims, or include security vulnerabilities that could be exploited by infringers to access or compromise our proprietary source code and other intellectual property.

Furthermore, open-source arrangements may weaken or cause us to forfeit exclusive rights to our own intellectual property. Inadvertent license incompatibilities or contributions could result in our innovations being licensed royalty-free to the public, limiting our ability to enforce patents or copyrights against infringers and reducing our competitive advantages. Open-source software also typically lacks warranties or indemnification, leaving us responsible for defects and non-compliance issues.

Our products and services increasingly incorporate AI technologies, including generative AI models accessed via third-party large model providers, as well as other AI technologies developed internally. The rapid development and complexity of AI present significant uncertainties and evolving risks. AI-generated content may infringe third-party intellectual property or personality rights, or otherwise violate applicable laws and regulations prohibiting unfair competition.

In the Chinese mainland, the regulatory environment for AI is developing rapidly and remains uncertain, with requirements such as AI-generated content labeling, algorithm filing, and other compliance obligations that may apply to our offerings. See “Governmental Regulation and Legal Uncertainties – Specific Statutes and Regulations – Miscellaneous – Laws and Regulations Related to Security and Censorship.” Failure to comply with existing or future laws, regulations, or government directives could result in penalties, operational restrictions, reputational harm, user complaints, litigation, damages, or other liabilities, any of which could adversely affect our business, financial condition, and results of operations.

We may be subject to claims for invasion of personal privacy, which may force us to incur legal expenses and, if determined adversely to us, disrupt our business.

We allow users to upload written materials, images, pictures and other content on our platforms and to download, share, and link to audio, video, and other content either on our platforms or from other websites through our platforms. Procedures that we have designed to reduce the likelihood that content will be used without proper licenses or third-party consents may not be effective in preventing the unauthorized posting or sharing of content. Further, we cannot be certain that content uploaded or shared by our users is legal and will not violate the privacy of others, and we may be unable to anticipate the existence of such content on our platforms or to implement adequate preventative measures. As a result, we may be subject to claims and legal proceedings relating to violations of the personal privacy of others in the ordinary course of our business and may be required to pay damages or fines or to restrict our activities. See “Governmental Regulation and Legal Uncertainties – Specific Statutes and Regulations – Miscellaneous – Laws and Regulations Related to Consumer Protection and Privacy Protection – Privacy Protection.” Complying with such requirements could cause us to incur substantial expenses or necessitate that we alter or change our practices in a manner that could harm our business.

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

From time to time, we have been, and may in the future be, subject to lawsuits brought against us by our competitors, or other third parties. For example, in 2020, a group of plaintiffs brought a lawsuit against Changyou in the Cayman Islands claiming that they were entitled to assert dissenters’ rights in the Changyou Merger and to receive payment of the “fair value” of their ordinary shares in Changyou. The Grand Court of the Cayman Islands, the Cayman Islands Court of Appeal, and the Judicial Committee of the Privy Council in the United Kingdom ruled in the plaintiffs’ favor as to the plaintiffs’ right to assert dissenters’ rights in the Changyou Merger, notwithstanding that the relevant statute did not expressly confer such a right. In December 2025, Changyou reached a settlement with the plaintiffs and the plaintiffs’ demand to receive “fair value” for their shares was dismissed.

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

The brand advertisement market includes many uncertainties, which could cause our marketing services revenues to decline.

We generate a significant portion of our marketing services revenues from the sale of advertising for posting on our Internet platforms. Marketing services revenues represented approximately 10% and 12% of our total revenues for the years ended December 31, 2025 and 2024, respectively. Our marketing services revenues mainly rely on the sale of advertising for posting on our Internet platforms, which may be affected by many of the following risk factors:

•

The marketing services market in general, and the advertising market in particular, in the Chinese mainland is still evolving and changing. Our current and potential advertising clients may not devote a significant portion of their marketing budgets to Internet-based advertising in general, or to us in particular;

•

Changes in regulatory policy could restrict or curtail our marketing services, and our advertising services in particular. For example, during the last several years, regulatory authorities in the Chinese mainland enacted a series of regulations, administrative instructions, and policies to restrict online medical advertising. As a result of these regulations, we may lose some of our existing medical advertising clients;

•

Advertising agencies and advertisers may adopt new methods and strategies other than brand advertising to promote their brands. For example, they may shift their budgets from advertising to sales-driven promotions. Advertising agencies and advertisers may also face financial difficulties that cause them to curtail their spending on advertising. Any of these would have an adverse effect on our marketing services revenues;

•

The acceptance of the Internet as a medium for advertising depends on the development of standards for measuring the effectiveness of advertisements disseminated over the Internet, and no standards have been widely accepted for the measurement of the effectiveness of brand advertising over the Internet. Industry-wide standards may not develop that are sufficient to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals; and

•

We may not have systems that are sufficiently well-developed to support our marketing services business, and as a result, we may suffer system bugs that cause bad user experiences, errors, or omissions in publishing our client’s advertisements, which could have a negative impact on our marketing services business.

In addition, our ability to generate and maintain marketing services revenues will also depend upon:

•	the development and maintenance of a large base of users possessing demographic characteristics attractive to advertising clients;

•	the acceptance of brand advertisement as an effective way for business marketing by advertising clients;

•	the effectiveness of our advertising delivery, tracking and reporting systems;

•	the resistance pressure on brand advertising prices and limitations on inventory;

•	the ability to integrate advertisers’ needs with our various marketing events and campaigns; and

•

the establishment of a successful business model to make our new products adaptable to portable devices, which has required us, and will continue to require us, to make significant expenditures for research, development, promotion and operations.

Many advertisers allocate their online marketing budgets primarily to advertising on mobile devices, and the forms of advertising change rapidly. As a result, our marketing services business will suffer if we do not optimize, adapt, and make attractive our various product and service offerings for access on mobile devices and effectively deliver advertising content in a manner that attracts and retains users’ interest and attention.

The operation of our marketing services requires us to make substantial expenditures for content, technology, infrastructure, and brand promotion. We may not be able to effectively contain these costs or provide sufficient marketing services to recoup our continuing costs, and our relatively limited financial resources compared to those of many of our competitors in the brand advertising market may prevent us from competing effectively.

It has been, and can be expected to continue to be, necessary for us to invest financial, operational, strategic, technological, personnel, and other resources in our marketing services. Over the past few years, traffic and user acquisition costs have remained at a high level and have adversely affected our operating results. Although we have worked to control our expenditures for marketing services, our total operating costs may continue to exceed the amount of our revenues derived from our platforms. Further, we compete with providers of popular content and services that have substantially greater financial resources than we do. If we are unable to expend the resources at a level necessary to self-develop or acquire the rights to, and provide on our platforms, quality content, we may not be able to compete effectively against these other popular content and service providers, or maintain or increase the level of our user traffic, which could make our platforms less attractive to advertisers, have a negative impact on our ability to generate revenues, and make it difficult for us to stem our losses from operation of our marketing services or to recoup our expenditures.

We may not be able to reverse the decline in revenues from our marketing services business. If we fail to do so, our marketing services business may not ever become profitable, and we may not be able to recoup our substantial expenditures for development of the business.

Our marketing services revenues, which as of the date of the filing of this annual report consist primarily of revenues generated from our advertising services offerings, have declined in recent years. Although the online advertising industry in the Chinese mainland has experienced growth in recent years, we cannot be certain that it will continue to grow. Growth of the online advertising industry is affected by numerous factors, such as users’ general Internet experience, technological innovations, development of Internet and Internet-based services, regulatory changes in general and regulations affecting copyright in particular, and the macroeconomic environment. If the online advertising industry in the Chinese mainland does not grow, if our business strategies fail to align with market trends, or if we fail to successfully implement our business strategies, including the development and implementation of new marketing services models, our user traffic may decrease, our marketing services revenues may continue to decline, and our business and prospects may be adversely affected. We have allocated and spent, and expect to continue to allocate and spend, substantial financial resources to develop our marketing services business, which may result in less financial resources being used or available for, and the diversion of management attention and our other resources from, our development of new business opportunities. For us to become profitable, it will be necessary for us to both increase our revenues and control or reduce our expenditures. If we fail to become profitable, we will be unable to recoup our substantial expenditures for the development of our marketing services business.

As we offer self-developed video content that we develop in house, we face the risk that such self-developed content may not be well received by viewers and/or fail to attract advertisers, and we may not be able to generate sufficient revenues to stem our losses from our online video services or to ultimately recoup our costs.

We have spent, and expect to continue to spend, resources on self-developed video content. However, we are subject to the risk that the quality of our self-developed video content will not be up to our expectations or those of our target viewer audience. If our self-developed video content is not well received by viewers and/or fail to attract sufficient advertising placements from advertisers, or if the development of any such content is not completed as a result of financial, regulatory, or other restraints, we may not be able to recoup our production costs and other expenditures. In recent years, the production of self-developed content, including micro-short dramas, has become increasingly common in the online video industry in the Chinese mainland. We may continue to face significant competition from other online video platforms with respect to the acquisition of quality and popular intellectual property, such as story lines, plots, and characters, for use in such content and the cost of obtaining such intellectual property will therefore be likely to increase.

We rely on advertising agencies to sell our marketing services. As the brand advertising market in the Chinese mainland is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates or to delay payments to us, which would adversely affect our gross margin.

Most of our brand advertisement offerings are distributed by advertising agencies. In 2025, approximately 69% of our marketing services revenues were derived from advertising agencies, and the five largest advertising agencies in the Chinese mainland contributed approximately 22% of our marketing services revenues. In consideration for these agencies’ services, we are required to pay certain percentages of revenues as sales rebates. As the brand advertising market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, or to delay payments to us, which could negatively affect our marketing services’ growth and the timing of our collection of payments.

The expansion of Internet advertisement blocking measures may result in a decrease in our marketing services revenues.

The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. For example, some Internet platforms allow their users to access video content from our Internet platforms, while completely blocking our advertisements from being viewed by their users. Since our marketing services revenues are generally based on user views, the expansion of advertisement blocking on the Internet may decrease our marketing services revenues because, when an advertisement is blocked, it is not downloaded from the server, which means such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our Internet platforms because of the use by third parties of Internet advertisement blocking measures. In addition, increasing numbers of browsers include technical barriers designed to prevent Internet information service providers such as us to trail the browsing history of the Internet users, which is also likely to adversely affect the growth of online advertising.

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

In order to reduce our video content costs, in recent years we have gradually shifted our strategy from purchasing expensive head content to purchasing lower cost content or developing content in-house which generally generates less user traffic and revenues than purchased content does and has adversely affected, and may continue to adversely affect, our revenues. We cannot be certain that we will continue to be able to acquire content rights or develop premium content in the future, and our user traffic and revenues generated from such content could be reduced. Moreover, if we fail to produce by ourselves or acquire from third parties high-quality video content, or if video content we develop by ourselves or acquire proves to be less attractive to users than we anticipated, our user traffic and our market share could be adversely effected, which could result in our being unable to maintain or increase our video revenues.

Videos and other types of content and materials displayed on our Internet platforms, or on public accounts registered and operated by us on third-party Internet platforms, may be found objectionable by regulatory authorities in the Chinese mainland, may subject us to penalties and other administrative actions, and may subject us to liabilities for infringement of third-party intellectual property rights or other allegations.

Regulatory authorities in the Chinese mainland have adopted regulations governing Internet access and the distribution of videos over the Internet. Although we have adopted internal procedures to monitor the content displayed on our Internet platforms which is uploaded by PGC and UGC providers, due to the significant amount of content uploaded, we may not be able to identify all videos or other content that may violate relevant laws and regulations, and the risk may be greater as we increasingly rely on content provided by PGC and UGC providers through our Internet platforms, as our ability to fully review such content prior to its publication is limited. Failure to identify and prevent illegal or inappropriate content, either developed in-house or provided by PGC and UGC, such as content that is defamatory, is racially or religiously discriminatory, compromises national security, or infringes the intellectual property rights of third parties, from being displayed on our Internet platforms may subject us to liability.

To the extent that regulatory authorities in the Chinese mainland find any content displayed on our Internet platforms objectionable, they may require us to limit or eliminate the dissemination of such content on our Internet platforms, with take-down orders or otherwise. The State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”), which in March 2018 was reorganized into three separate regulatory authorities in the Chinese mainland - the NRTA, the NFA, and the National Press and Publication Administration (the “NPPA”), prior to March 31, 2018 published, and one or more of those successor entities have published or can be expected to publish, from time to time lists of content that they consider objectionable, and we must dedicate teams of employees to continually monitor user-uploaded content and remove content that is deemed objectionable. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our Internet platforms in cases of significant violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. In the event that regulatory authorities in the Chinese mainland find the video content on our Internet platforms objectionable and impose penalties on us or take other administrative actions against us in the future, our business and reputation may be adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as more content is uploaded by our users.

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

We may also face litigation or administrative actions for defamation, negligence, or other purported injuries resulting from videos and advertisements that we display on our Internet platforms or on public accounts registered and operated by us on third-party Internet platforms. Such litigation and administrative actions, with or without merit, may be expensive and time-consuming and may result in significant diversion of resources and management attention from our business operations. Furthermore, such litigation or administrative actions may adversely affect our brand image and reputation.

Also see “- Certain Information that we display on, or distribute or otherwise make accessible through, our Internet platforms or public accounts registered and operated by us on third-party platforms may subject us to liabilities and other sanctions for violation of Chinese mainland laws, rules and regulations.”

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

We may be unable to collect long-term loans to our officers and employees and entities owned by our officers and employees in connection with certain VIEs we consolidate.

As of December 31, 2025, we had outstanding long-term loans of $11.2 million to Dr. Charles Zhang and to certain Chinese mainland entities owned by Dr. Zhang and/or certain other employees. These long-term loans were used by them to finance their investments in the equity of Beijing Century High-Tech Investment Co., Ltd. (“High Century”), Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”), and Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”), which are the principal VIEs, as well as certain other VIEs we consolidate, not owned by us or our subsidiaries, that are used to facilitate our participation in telecommunications, internet content, online games and certain other businesses in the Chinese mainland where foreign ownership is either prohibited or restricted.

The loan agreements contain provisions that, subject to Chinese mainland law, the loans can only be repaid to us by the nominee shareholders transferring the shares of High Century, Gamease, and Guanyou Gamespace, as well as other VIEs we consolidate, to us. The nominee shareholders have pledged all of their shares in High Century, Gamease, and Guanyou Gamespace, and such other VIEs, to secure the performance of their obligations under the loan agreements. The loans bear no interest and are due on the earlier of a demand or such time as Dr. Charles Zhang or one of the other shareholder borrowers, as the case may be, is not an employee of us. We do not intend to request repayment of the loans as long as Chinese mainland regulations prohibit our Chinese mainland-based subsidiaries from engaging, or owning entities engaged, in the businesses operated by the VIEs.

Because these loans can only be repaid by the borrowers’ transferring the shares of the various entities to us, our ability to ultimately realize the effective return of the amounts advanced under these loans will depend on the profitability of High Century, Gamease, and Guanyou Gamespace, and other VIEs we consolidate, and on changes being made in existing Chinese mainland law that may never occur, and is therefore highly uncertain.

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

In addition, if for any reason we need to cause any VIE to distribute dividends to its nominee shareholders, or to transfer any of the nominee shareholders’ equity interests in any of the VIEs to a different nominee shareholder (such as if, for example, one of such shareholders is no longer employed by us), we may be required to pay personal income tax, which is currently at the rate of 20%, on behalf of the relevant nominee shareholder with respect to such dividends or any gain deemed to have been realized on such transfer.

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

In recent years various prominent Western news outlets, as well as members of the U.S. Congress, the Chairman of the SEC, and the staff of the SEC (the “SEC Staff”), have questioned the use by Chinese mainland-based companies that are publicly traded in the United States of VIE structures as a means of complying with Chinese mainland law prohibiting or restricting foreign ownership of certain businesses in the Chinese mainland, including businesses we are engaged in, such as value-added telecommunication services, Internet publishing, online news information services, online audiovisual transmission, online games, and certain other business activities. Some of such comments have also sought to draw a connection between widely-reported accounting issues at certain Chinese mainland-based companies and the use of VIE structures. Such comments appear to have had the effect of causing concern among investors in several Chinese mainland-based companies, including us, that are publicly traded in the United States. While we are not aware of any causal connection between the reported accounting scandals and the use of VIE structures, it is possible that investors in our ADSs will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese mainland-based companies such as us and cause fluctuations in the market price of our ADSs and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our ADSs to drop further.

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

In 2007, the Standing Committee of the National People’s Congress of the People’s Republic of China (the “National People’s Congress”) enacted the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”), which was amended on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous Chinese mainland labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, regulatory authorities in the Chinese mainland have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law. For example, there are regulations which require that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any unused annual leave days at a rate of three times their daily salary, subject to certain exceptions.

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

The Catalogue of Classification of Internet Audio-Video Program Services (Trial) issued by the SAPPRFT on March 17, 2010 and amended on March 10, 2017, classifies the business of providing public program searching and watching services through the Internet to the public as an Internet audio-video program service for which a Permit for the Network Transmission of Audiovisual Programs is required. The VIE Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”) received a renewal of a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT on June 20, 2023. In addition, Sohu’s businesses are operated under various Internet platforms, such as sohu.com, but current laws and regulations of the Chinese mainland are lack of clear provisions indicating whether it is permissible to provide video services over several Internet platforms that are owned by a single company under one permit and the NRTA might claim that such operation under one permit is not allowed under the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services. If the NRTA were to make such a claim, we could face penalties from the NRTA, such as fines, cancellation of our existing permit, or the forced discontinuation or restriction on our video services or even our operations. If we are ordered to suspend our services, our user traffic will be reduced and therefore our revenues will be negatively affected.

Current laws and regulations of the Chinese mainland require an online publishing service license for the provision of online game services. Because our Chinese mainland-based subsidiaries and their direct and indirect subsidiaries are not allowed by Chinese mainland law to obtain such a license, the VIEs Gamease and Guanyou Gamespace obtained such licenses instead. Gamease received a renewal of its online publishing service license from the NPPA on February 29, 2024. As of the date of the filing of this annual report, Guanyou Gamespace’s online publishing service license has expired, and Guanyou Gamespace is in the process of applying for renewal of its license. There is uncertainty as to whether Guanyou Gamespace will be able to renew such license.

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

The Cyberspace Administration of China (the “CAC”) issued a series of regulations and administrative measures regulating Internet users’ social accounts accessible by the public, group information platforms, BBS communities, and news information platforms, which require Internet platform operators to establish specific management rules for their platforms, and subject them to various specific obligations. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Internet Information Services” and “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Online News Dissemination and Online News Search Services” for further descriptions of the Internet platform operators’ obligations as required by several administrative measures issued by the CAC. Complying with such requirements could cause us to incur substantial expense or necessitate that we alter or change our existing practices in a manner that could harm our business.

Regulatory authorities in the Chinese mainland regularly enhance the enforcement of anti-monopoly laws and regulations and the related supervision of Internet platform operators. On February 7, 2021, the Anti-Monopoly Committee of the State Council issued the Anti-Monopoly Guidelines for the Platform Economy Sector (the “Platform Economy Guidelines”), which provide guidance on competition and compliance for companies operating in Internet-related businesses. On June 24, 2022, the Standing Committee of the National People’s Congress amended the Anti-Monopoly Law of the People’s Republic of China (as amended, the “Anti-Monopoly Law”), which became effective on August 1, 2022. On January 28, 2026, the State Administration for Market Regulation (the “SAMR”) issued the Anti-Monopoly Compliance Guidelines for Internet Platforms (the “Internet Platform Guidelines”), which provide further guidance to Internet platform operators on establishing a systematic anti-monopoly compliance management system. In addition, in recent years, the SAMR imposed administrative penalties on a number of Internet companies in anti-monopoly cases. We do not expect that the regulatory requirements under the anti-monopoly laws and regulations of the Chinese mainland will have a material impact on our business and results of operations, and as of the date of the filing of this annual report, we have not been subject to any penalties or other administrative actions in connection with any anti-monopoly violation. However, due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of the competition laws and regulations of the Chinese mainland, the enhanced regulatory requirements may increase our compliance burden in our already highly-regulated industry.

In recent years, regulatory authorities in the Chinese mainland have enacted or published for public comment a series of laws and regulations related to cybersecurity and data security, such as the Internet Security Law of the People’s Republic of China (the “Internet Security Law”), which was initially enacted by the Standing Committee of the National People’s Congress on November 7, 2016 and amended on October 28, 2025, with the amendment taking effect on January 1, 2026; the Data Security Law, which took effect on September 1, 2021; the Regulations on Security Protection of Critical Information Infrastructure (the “CII Regulations”), which were promulgated by the State Council on July 30, 2021 and became effective on September 1, 2021; the Data Security Regulations, which were promulgated by the State Council on September 24, 2024 and became effective on January 1, 2025; and the Measures for Cybersecurity Review, which were promulgated on December 28, 2021 and took effect on February 15, 2022 (the “Measures for Cybersecurity Review,” together with the Internet Security Law, the CII Regulations and the Data Security Regulations, the “Cybersecurity Laws”), while intensifying oversight and enforcement actions. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Miscellaneous - Laws and Regulations Related to Security and Censorship.” The laws and regulations governing cybersecurity and data security in the Chinese mainland are relatively new and evolving rapidly, and the relevant regulatory authorities in the Chinese mainland have wide discretion in their interpretation and enforcement, which involve uncertainties. For example, the Measures for Cybersecurity Review provide that the following activities are subject to cybersecurity review: (i) purchases of network products and services by critical information infrastructure operators (“CIIOs”) that impact or may impact national security; (ii) listings abroad by Internet platform operators holding personal information of over one million users; and (iii) data processing activities by Internet platform operators that affect or may affect national security. However, it is not clear under the current regulations how it is determined whether a purchaser of network products and services is a CIIO, whether an Internet platform operator holds personal information of over one million users, or the precise circumstances under which a data processor may be subject to such review. We have not been required to go through any cybersecurity review by the CAC under the Cybersecurity Laws as currently in effect; and we believe that we are unlikely to be required by the CAC to go through cybersecurity reviews due to the facts that (i) our ADSs were listed on Nasdaq before the Cybersecurity Laws went into effect, and the Cybersecurity Laws do not require Internet platform operators that hold personal information of over one million users to file supplemental applications for cybersecurity reviews of such operators’ previous issuances of their securities to foreign investors that occurred before the Cybersecurity Laws went into effect; (ii) the competent regulatory and supervisory authorities in the Chinese mainland are required under the CII Regulations to identify critical information infrastructure and the CIIOs of such critical information infrastructure, and to notify all CIIOs that have been so identified, and we have not received any such notice; (iii) the nature of the data that we process in our business is such that it is unlikely that Chinese mainland authorities would conclude that such data impact or may impact national security; and (iv) we have not been required to go through a cybersecurity review initiated by the CAC, nor are we aware of any preliminary investigation of our company by the CAC that might lead to such a review. However, we cannot assure you that the CAC will not initiate a cybersecurity review of us under the Cybersecurity Laws. Any failure to clear such a review or meet relevant requirements could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could adversely affect our business, financial condition, and results of operations.

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

On February 5, 2024, the NRTA promulgated the Notice on Further Coordinating Development and Safety to Promote the Healthy and Prosperous Development of the Internet Micro-short Dramas Industry (the “Micro-short Drama Notice”) to implement a classification and grading review system for micro-short dramas, a rapidly growing video format on Chinese mainland Internet platforms, based on the levels of investment in micro-short dramas specified in the guidelines. The Micro-short Drama Notice stipulates that online audiovisual platform operators, such as us, are responsible for content management and review for certain micro-short dramas with a total investment of less than RMB300,000 (or approximately $41,992) that are not identified as highly recommended for purposes of marketing and business promotion on their platforms or otherwise specifically promoted on their home page or screen. If the NRTA finds that we have failed to fulfill these responsibilities, we may have to take down from our platforms the relevant micro-short dramas and face other penalties, which could result in the loss of users and user traffic on our platforms.

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

There are laws and regulations of the Chinese mainland, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which were jointly issued by six regulatory authorities in the Chinese mainland on August 8, 2006 and were amended on June 22, 2009; the Anti-Monopoly Law; Circular 6; and the MOFCOM Security Review Rules, established procedures and requirements expected to make merger and acquisition activities in the Chinese mainland by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese mainland domestic enterprise, and that approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by Chinese mainland enterprises or residents acquire affiliated domestic companies. The Platform Economy Guidelines stipulate that any business combinations or acquisitions of control (“Concentrations of Undertakings”) involving VIE structures fall within the scope of anti-monopoly review. If a Concentration of Undertakings meets the criteria for declaration as stipulated by the State Council, an operator must report such Concentration of Undertakings to the anti-monopoly law enforcement agency under the State Council in advance. There are laws and regulations of the Chinese mainland that also require certain merger and acquisition transactions to be subject to a merger control security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by the MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, or control through contractual arrangements or Offshore transactions. Factors that the MOFCOM considers in its security review for acquisitions of Chinese mainland-based companies by foreign investors include whether (i) an important industry is involved, (ii) the transaction involves factors that have had or may have an impact on national economic security and (iii) the transaction will lead to a change in control of a Chinese mainland domestic enterprise that holds a well-known Chinese mainland trademark or a time-honored Chinese mainland brand. The Measures for the Security Review of Foreign Investment (the “Security Review Measures”), promulgated by the MOFCOM and the National Development and Reform Commission (the “NDRC”), which became effective on January 18, 2021, further stipulate that any foreign investment that affects or may affect national security will be subject to a security review by relevant regulatory authorities in the Chinese mainland. If the business of any target company that we might plan to acquire falls into the ambit of security review, we may not be able to successfully acquire the target company. Complying with the requirements of the relevant regulations to complete any such transactions could be time-consuming, and any required approval process, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Certain Information that we display on, or distribute or otherwise make accessible through, our Internet platforms or public accounts registered and operated by us on third-party platforms may subject us to liabilities and other sanctions for violation of Chinese mainland laws, rules and regulations.

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

We are also subject to potential liabilities for content on our Internet platforms or on public accounts registered and operated by us on third-party platforms that is deemed inappropriate and for any unlawful actions of our content providers and other users of our systems under regulations promulgated by the MIIT, including the imposition of fines or even the shutting down of our Internet platforms or public accounts.

Furthermore, we are required to delete content that clearly violates Chinese mainland law and report content that we suspect may violate Chinese mainland law. We may have difficulty determining the type of content that may result in liability for us and, if we are wrong, we may be prevented from operating our Internet platforms.

Sohu.com Limited and our other Offshore entities may not be able to obtain cash from dividends distributed by our Chinese mainland-based subsidiaries because such subsidiaries and VIEs located in the Chinese mainland are subject to restrictions imposed by Chinese mainland law on paying such dividends and making other payments.

Sohu.com Limited is a holding company with no operating assets other than investments in Chinese mainland-based operating entities through our intermediate Offshore holding companies. Our Offshore entities may need to rely on dividends and other distributions on equity paid by Chinese mainland-based subsidiaries to fund any cash requirements those Offshore entities may have. The primary source of any dividend payments to our Offshore entities would be after-tax profits generated by our Chinese mainland-based subsidiaries, including profits attributable to revenues from cash payments received from the corresponding VIEs under various service agreements and other arrangements.

Our Chinese mainland-based subsidiaries may not be able to generate sufficient amount of cash to be distributed as dividend. It is also possible that these subsidiaries may not be able to continue to receive payments in accordance with our service agreements and other arrangements with the corresponding VIEs or that such payments will become subject to restrictions imposed by Chinese mainland law. Furthermore, as VIEs are not owned by our Chinese mainland-based subsidiaries or any of our subsidiaries outside of the Chinese mainland, they are not able to make dividend payments directly to our subsidiaries. If our subsidiaries and/or the VIEs incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions through the intermediate companies.

Chinese mainland regulations currently permit payment of dividends by our Chinese mainland-based subsidiaries only out of their accumulated profits, if any, determined in accordance with Chinese mainland accounting standards and regulations. Chinese mainland law also requires our Chinese mainland-based subsidiaries to set aside no less than 10% of their net income each year to fund certain reserve funds until these reserves equal 50% of the amount of registered capital. These reserves are not distributable as cash dividends, or as loans or advances. Failure to fully fund such reserves by our Chinese mainland-based subsidiaries may hinder their ability to distribute dividends to our Offshore entities to meet their cash needs.

Tax laws and regulations of the Chinese mainland provide that a withholding tax at a rate of up to 10% may be applicable to dividends payable to non-Chinese mainland investors that are “non-resident enterprises,” to the extent that such dividends are derived from sources within the Chinese mainland. Under the Arrangement Between the Chinese Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Chinese mainland-HK Tax Arrangement”), which became effective on January 1, 2007, the dividend withholding tax rate may be reduced to 5% if a Hong Kong resident enterprise is considered a non-Chinese mainland resident enterprise and holds at least 25% of the equity interests in the Chinese mainland enterprise distributing the dividends, subject to approval of the local tax authority in the Chinese mainland. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. The State Administration of Taxation (the “SAT”) issued the Announcement on Issues in Tax Treaties Relating to “Beneficial Owner” (“Announcement 9”), effective April 1, 2018, which provides guidance on determining whether an enterprise is a “beneficial owner” of dividends under the Chinese mainland’s tax treaties and tax arrangements. Announcement 9 provides that, in order to be a beneficial owner, an entity generally must be a direct owner of, and have the right to control, the income of the enterprise that is paying the dividends or must be a direct owner of, and have the right to control, the tangible or intangible assets generating such income, and also specifies that a company that is not organized for the purpose of engaging in substantive business activities may not be regarded as a beneficial owner. If any of our Hong Kong subsidiaries is, in the light of Announcement 9, determined by the SAT to not be a beneficial owner for purposes of the Chinese mainland-HK Tax Arrangement, any dividends paid to it by any of our Chinese mainland-based subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to the regular withholding tax rate of 10%. We do not intend to have any of our Chinese mainland subsidiaries or the VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct Offshore parent companies for the foreseeable future, but rather intend that such profits will be reinvested by such subsidiaries and VIEs for our Chinese mainland operations.

Chinese mainland laws and regulations also impose controls and restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of foreign currencies out of the Chinese mainland. Accordingly, we may experience difficulties in completing the relevant procedures necessary to obtain and remit foreign currencies.

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

Regulatory authorities in the Chinese mainland have stringent prohibitions on online pornographic information and has launched several crackdowns on Internet pornography. On December 4, 2009, the MIIT and three other regulatory authorities in the Chinese mainland jointly issued the Incentives Measures for Report of Pornographic, Obscene and Vulgar Messages on Internet and Mobile Media (the “Anti-Pornography Notice”) to further crackdown on online pornography. Pursuant to the Anti-Pornography Notice, rewards of up to RMB10,000 (or approximately $1,400) will be provided to Internet users who report websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. On April 13, 2014, the National Working Group on Anti-Pornography and three other regulatory authorities in the Chinese mainland jointly issued the Proclamation of Special Action Regarding Crackdown on Online Pornographic Content (the “Anti-Pornography Proclamation”). Under the Anti-Pornography Proclamation, Internet service providers must immediately remove texts, images, video, advertisements and other information that contain pornographic content. The relevant regulatory authority in the Chinese mainland may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. Although we require all users upon account registration to agree to our terms of service, which specify the types of content that are prohibited on our platforms, and we have deleted from our relevant channels and communities all Web pages with material that we believe could reasonably be considered to be vulgar and have strengthened our internal censorship and supervision of links and content uploaded by users, it is possible that our users may engage in obscene conversations or activities on our platforms that may be deemed illegal under laws and regulations of the Chinese mainland. For example, we provide a live broadcasting video platform for users, and because the video and audio communication on this platform is conducted in real time, we are unable to examine the content generated by our hosts and users on air before the content is streamed on the platform. There is no assurance that content considered vulgar by regulatory agencies in the Chinese mainland will not appear in the future. We may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platforms, if we are deemed under the laws and regulations of the Chinese mainland to have facilitated the appearance of inappropriate content placed by third parties on our platforms. In addition, if we are accused by any regulatory authority of hosting vulgar content, our reputation could be adversely affected.

Regulations relating to the online transmission of foreign films and TV dramas may adversely affect our business.

On September 2, 2014, the SAPPRFT issued the Notice on Further Strengthening the Administration of Online Foreign Audiovisual Content (the “September 2014 SAPPRFT Notice”), which requires that operators of audiovisual websites obtain from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, or TV Animation Distribution Permit for all foreign films and TV dramas before they are transmitted via the Internet in the Chinese mainland. The September 2014 SAPPRFT Notice further stipulates that before any foreign films or TV dramas for transmission exclusively via the Internet are purchased after the promulgation of the September 2014 SAPPRFT Notice, operators of audiovisual websites must declare their annual purchasing plans with the SAPPRFT before the end of the year preceding the year of the intended broadcast and obtain the SAPPRFT’s approval. The September 2014 SAPPRFT Notice also states that the number of foreign films and TV dramas to be purchased by an operator and transmitted via its website in a single year may not exceed 30% of the total amount of Chinese mainland domestic films and TV dramas purchased and transmitted by the same website in the previous year.

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

As live broadcasting has surged in popularity in the Chinese mainland, regulatory authorities in the Chinese mainland have increased their efforts to regulate it. The Ministry of Culture and Tourism of the People’s Republic of China (the “MCT”) issued the Online Performance Notice, which became effective on July 1, 2016, and issued the Online Performance Measures, which became effective on January 1, 2017; the CAC issued the Provisions on the Administration of Online Live Social Video Services (the “Live Social Video Provisions”), which became effective on December 1, 2016; and the MIIT and several other regulatory authorities in the Chinese mainland issued the Notice on Strengthening the Administration of Live Online Social Video Services on August 1, 2018, providing for the administration and censorship of live broadcasting. The Live Social Video Provisions require us to implement procedures to detect and block illegal, fraudulent and inappropriate content and activities conducted through our live broadcasting platform. Although we have implemented procedures for our live broadcasting platform designed to detect and prevent material and activity that we believe could reasonably be considered to be prohibited, it is possible that hosts and users of our platforms may distribute content and engage in activities that may be deemed illegal, but that we do not detect and identify as such. If regulatory authorities in the Chinese mainland believe that illegal or inappropriate activities haven been conducted through our live broadcasting platform, or if there is negative media coverage concerning our platforms, the authorities in the Chinese mainland may hold us liable for non-compliance and subject us to administrative penalties or other sanctions, which could cause our business to suffer or have an adverse effect on our user base. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of the Provision of Internet Content - Online Cultural Products.”

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

The SAFE promulgated the Circular on Reforming Management of the Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (“Circular 19”), which became effective on June 1, 2015, and the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“Circular 16”), which took effect on June 9, 2016. Circular 19 and Circular 16 replaced previous regulations limiting an FIE’s use of its RMB-settled registered capital. Circular 19 and Circular 16 provide, among other restrictions, that an FIE may use its RMB funds converted from foreign currencies through capital contributions by or loans from its overseas investor(s) only for purposes within the FIE’s approved business scope, and that violations of the regulations can result in severe penalties, including large fines. These regulations may limit our ability to transfer and use our overseas funds through capital contributions or loans to our Chinese mainland-based subsidiaries and the Chinese mainland-based VIEs that we consolidate to invest in or acquire other businesses, or establish additional VIEs.

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

If the status of certain of our Chinese mainland subsidiaries and the VIEs as “HNTEs” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid tax and may be subject to a higher tax rate, which would adversely affect our results of operations.

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

There are uncertainties regarding future interpretation and implementation of the laws and regulations of the Chinese mainland governing the preferential income tax rate for HNTEs. It is possible that the qualification of our operating entities currently qualified as HNTEs, or these entities’ entitlements to income tax exemptions, will be challenged by higher level tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the applicable tax laws and regulations. If our subsidiaries and the VIEs that we have consolidated under U.S. GAAP (ASC 810) that have qualified as HNTEs, cannot qualify for such preferential income tax status in the future, our effective income tax rate will be increased significantly and we may have to pay additional income tax to make up the previously unpaid tax, which would reduce our net income.

We may be deemed a Chinese mainland resident enterprise and be subject to Chinese mainland taxation on our worldwide income.

Tax laws and regulations of the Chinese mainland provide that enterprises established outside of the Chinese mainland whose “de facto management bodies” are located within the Chinese mainland are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate on their worldwide income (including dividend income received from subsidiaries). Under the Implementing Regulations for the Corporate Income Tax Law, issued by the State Council on December 6, 2007 and amended on April 23, 2019 and December 6, 2024, respectively (the “CIT Law Implementing Regulations”), “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Since substantially all of our operational management is currently based in the Chinese mainland, it is unclear whether Chinese mainland tax authorities would require (or permit) us to be treated as a Chinese mainland-resident enterprise. If we are treated as a resident enterprise for Chinese mainland tax purposes, we will be subject to Chinese mainland tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.

Dividends payable by us to our foreign investors and profits on the sale of our shares may be subject to tax under Chinese mainland tax law.

Under the CIT Law Implementing Regulations, Chinese mainland income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” not having an establishment or place of business in the Chinese mainland, or which do have such establishment or place of business but whose relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the Chinese mainland. Similarly, any profits realized through the transfer of shares by such investors are also subject to 10% Chinese mainland income tax if such profits are regarded as income derived from sources within the Chinese mainland. It is unclear whether dividends we pay with respect to our shares, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the Chinese mainland and be subject to Chinese mainland tax. If we are required under the CIT Law Implementing Regulations to withhold Chinese mainland income tax on dividends payable to our non-Chinese mainland investors that are “non-resident enterprises,” or if you are required to pay Chinese mainland income tax on the transfer of our ADSs, the value of your investment in our ADSs may be materially and adversely affected.

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

In 2023 and 2024, the RMB exchange rate against the U.S. dollar depreciated significantly. The center point of the official RMB to U.S. Dollar trading band was 6.8020 in January 2023 and 7.1024 in December 2023, representing depreciation of approximately 4.4% in 2023; and the center point of the official trading band was 7.1058 in January 2024 and 7.1884 in December 2024, representing depreciation of approximately 1.2% in 2024. This depreciation in 2023 and 2024 led to a relative decline in our revenues reported in U.S dollars for 2023 and 2024. The center point of the currency’s official trading band was 7.1819 in January 2025, and was 7.0588 in December 2025, representing appreciation of approximately 1.7% in 2025, which led to a relative increase in our revenues reported in U.S. dollars for 2025.

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

On December 18, 2020, the U.S. President signed the Holding Foreign Companies Accountable Act (as amended on December 29, 2022, the “HFCAA”). The HFCAA, among other things, directs the SEC to prohibit trading on U.S. stock exchanges and in the U.S. over-the-counter markets the securities of foreign-based companies if their financial statements are audited by accounting firms that the PCAOB determines it has been unable to inspect or investigate completely for a period of two consecutive audit years (“Non-Inspection Years”), because of a position taken by an authority in any foreign jurisdiction (each accounting firm so determined by the PCAOB, a “PCAOB-Identified Firm”). On November 5, 2021, the SEC approved a PCAOB rule that provides a framework for the PCAOB to determine, pursuant to the HFCAA, whether an accounting firm is a PCAOB-Identified Firm. On December 2, 2021, the SEC announced that it was finalizing interim rules providing for, among other things, procedures to identify issuers that filed their annual reports with audit reports issued by PCAOB-Identified Firms (each issuer so identified by the SEC, a “Commission-Identified Issuer”) and prohibiting the trading of the securities of Commission-Identified Issuers if they are identified as such by the SEC for the number of Non-Inspection Years specified under the HFCAA. On December 16, 2021, the PCAOB reported to the SEC (the “2021 PCAOB Determination”) that the PCAOB had determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, because of a position taken by the authorities in the Chinese mainland and in Hong Kong, and identified the accounting firms that were subject to the 2021 PCAOB Determination, which included our independent registered public accounting firm. On May 4, 2022, we were identified by the SEC as a Commission-Identified Issuer, because we filed with the SEC our annual report on Form 20-F for the year ended December 31, 2021, which included financial statements audited by our registered public accounting firm, which was then on the list of PCAOB-Identified Firms. On August 26, 2022, the PCAOB entered into an agreement with the CSRC and the Ministry of Finance of China (the “PCAOB/China Audit Agreement”) that provides a framework for the PCAOB’s inspection and investigation of registered public accounting firms headquartered in the Chinese mainland and in Hong Kong. On December 15, 2022, the PCAOB reported to the SEC that, after conducting extensive and thorough inspections and investigations under the PCAOB/China Audit Agreement, the PCAOB had determined that it had been able to conduct inspections and investigations to its satisfaction and that those registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, including our registered public accounting firm, that were previously subject to the 2021 PCAOB Determination were no longer identified as PCAOB-Identified Firms. As a result, we were not identified by the SEC as a Commission-Identified Issuer in 2023, 2024 and 2025. However, the PCAOB may make determinations in the future under the HFCAA identifying registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, including our registered public accounting firm, as PCAOB-Identified Firms, if the PCAOB concludes that authorities in the Chinese mainland have not fully performed their obligations under the PCAOB/China Audit Agreement. If that were to occur in the future, we would be likely to again be identified by the SEC as a Commission-Identified Issuer. If we were to be so identified in the future and continued as such for a period of two consecutive years, the SEC would be required by the HFCAA to prohibit trading of our ADSs and ordinary shares on Nasdaq, any other U.S. securities exchange, and in the over-the-counter market, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, which could cause our ADSs to lose all of their market value.

In addition, the HFCAA could cause uncertainty among investors and potential investors in our ADSs, and lead them to lose confidence in our ADSs as an investment. Further, if in the future trading in our ADSs and ordinary shares on Nasdaq, and otherwise in the United States, were to be prohibited by the SEC pursuant to the HFCAA, we might choose not to, or be unable to, list our ordinary shares on an exchange outside of the U.S., and, even if our ordinary shares were entered for trading on a non-U.S. exchange or other securities-trading platform, it is possible that no market for our ordinary shares would develop. Furthermore, it could be difficult for us to terminate the registration of our ADSs and ordinary shares under the Securities Exchange Act of 1934 (the “Exchange Act”) even if a trading prohibition were to be imposed, because the HFCAA does not provide for such termination, and the general requirements for terminating such registration are stringent and difficult to meet. This would mean that we would continue to be subject to the time and expense of complying with the periodic reporting and other requirements under the Exchange Act, even though the holders of our ADSs would not be able to trade those ADSs in the U.S. public securities markets.

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

The trading prices of our ADSs, which are traded on the Nasdaq Global Select Market, have been volatile in recent years. During 2023, the trading price of our ADSs ranged from a low of $7.80 to a high of $17.25. During 2024, the trading price of our ADSs ranged from a low of $8.79 to a high of $17.24. During 2025, the trading price of our ADSs ranged from a low of $7.79 to a high of $16.45. On February 20, 2026, the closing price of our ADSs was $16.38 per ADS.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2025, options for the purchase of 285,863 of our ordinary shares were outstanding. We may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to members of our management, our employees and other persons, the settlement and sale of which would dilute our outstanding shares, which could drive down the price of our ADSs.

If the SEC or a court were to determine, or if the SEC Staff were to take a position, that the current, or any future, mix of our assets consisting of cash and cash equivalents, short-term investments, long-term time deposits, and long-term investments could cause us to be an “investment company” under the Investment Company Act of 1940, in order to avoid such designation we could be required to place a relatively larger portion of such assets than we do at present in low-return investments.

From time to time we have held, and as of December 31, 2025 and as of the date of the filing of this annual report we hold, assets consisting of significant amounts of cash and cash equivalents and short-term investments, and a relatively smaller amount of assets consisting of long-term time deposits and long-term investments. We hold these cash and cash equivalent, short-term investment, long-term time deposit, and long-term investment assets for the sole purposes of future use in our operating businesses or to fund repurchases from time to time of our ADSs in the open market. A substantial amount of such assets that we currently hold is attributable to our sale to Tencent in September 2021 of our interest in a controlled operating subsidiary engaged in providing search and search-related advertising services.

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

If our assets consisting of certificates of deposit are considered to be “cash items” for purposes of Section 3(a)(1)(C) of the Investment Company Act without regard to their maturity dates, which we believe is the correct treatment of such assets, then our investment securities represented less than 40% of the value of our total assets, exclusive of Government securities and cash items, as of December 31, 2025 and as of the date of the filing of this annual report. We believe this is the appropriate treatment in our case because, among other things, our certificates of deposit are prudent uses of our cash by any measure, their principal and interest are secure, and we have immediately available cash from our bank deposits and money market funds that is adequate to meet any short-term liquidity needs that we may encounter. However, it is possible that the SEC, a court, or the SEC Staff could determine or take a position, based on the types of instruments in which we currently invest our excess cash or may invest from time to time in the future, that we are an “investment company” under the provisions of Section 3(a)(1)(C) of the Investment Company Act. To our knowledge no court, and neither the SEC nor the SEC Staff, has taken a definitive position as to the circumstances under which certificates of deposit may or may not be “cash items” or “investment securities” for purposes of the various definitions of investment company and exclusions from the definitions under the Investment Company Act. However, we are aware that the SEC Staff has from time to time taken positions that a registrant’s certificates of deposit, regardless of their maturity dates, did not qualify as “cash items.” If all of our certificates of deposit, regardless of their term, were determined to be investment securities by a court or the SEC, then we would have held as of December 31, 2025, and would hold as of the date of the filing of this annual report, investment securities exceeding 40% of the value of our total assets, exclusive of Government securities and cash items, on an unconsolidated basis, and the SEC or a court might then determine that we are an investment company under the provisions of Section 3(a)(1)(C).

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

We believe that we may have been classified as a passive foreign investment company (a “PFIC”), for our 2025 taxable year, which would likely result in adverse United States federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2025. There can be no assurance that we will not continue to be classified as a PFIC in the current taxable year or in any future taxable year. The determination of whether we would continue to be treated as a PFIC is based in significant part on our operations and the composition of our earnings and assets (including goodwill) for a given taxable year, including the valuation of our assets based on the market price of our ADSs.

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

Dr. Charles Zhang, our Chairman and Chief Executive Officer, is our largest shareholder and beneficially owned approximately 44.5% of our outstanding ordinary shares as of February 20, 2026. Our executive officers and members of our Board of Directors as a group, including Dr. Zhang, beneficially owned approximately 45.1% of our outstanding ordinary shares as of February 20, 2026. Accordingly, these shareholders will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

Certain provisions of our Memorandum and Articles of Association, Cayman Islands law regarding mergers and similar arrangements, and our Shareholders’ Rights Agreement could delay or deter a change in control.

Some provisions of our Memorandum and Articles of Association may make it more difficult to acquire our company or effect a change in control of our company, even if an acquisition or change in control would be in the interest of our shareholders or if an acquisition or change in control would provide our shareholders or holders of our ADSs with a premium for their shares over then current market prices. For example, our Memorandum and Articles of Association provides for the division of our Board of Directors into two classes with staggered two-year terms and provides that shareholders have no right to take action by written consent and may not call an extraordinary general meeting of shareholders, and that any changes to these provisions or the provisions governing our Board of Directors and with respect to advance notice of shareholder business or nominations to be considered at an annual general meeting of our company, or the indemnity of our directors, require the affirmative vote of shareholders holding not less than 80% of the voting power of all our outstanding ordinary shares then entitled to vote. In addition, under Cayman Islands law, a merger of our company with another company would require approval of the holders of not less than two-thirds of our outstanding ordinary shares that are present and voting at the requisite shareholders meeting convened to consider the merger. Each of these provisions may make it more difficult for a third party to gain control of our Board of Directors in connection with, or obtain any necessary shareholder approval for, a proposed acquisition or change in control.

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

Changyou’s past successes in its online game business with PC games may not provide a meaningful basis to evaluate its current business and prospects, as a substantial number of game players have migrated from personal computers to mobile devices to access online games. In response to such migration, Changyou has devoted and Changyou expects to continue to devote substantial resources to the development of its mobile games as a critical component of its business strategy, and Changyou has launched multiple mobile games, such as Legacy TLBB Mobile. Despite the early success of Changyou’s mobile game Legacy TLBB Mobile after Changyou launched it in May 2017, both the popularity of and the revenues generated from the game continued to decline from 2018 through 2025. We cannot be certain that Changyou will be successful in its efforts to launch additional mobile games that generate sufficient revenues and income to sustain or grow Changyou’s mobile game business.

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

•	more aggressive and effective marketing strategies for promoting their online games and penetrating the mobile game market; and

•	more capability for developing and releasing new games to attract a growing number of game players.

Changyou’s marketing services, which are provided through its 17173.com website (the “17173.com Website”) in the Chinese mainland, also face intense competition. Changyou competes with other game information portals, such as games.sina.com.cn, operated by Sina Corporation, as well as other Internet portals.

In order to compete effectively in the Chinese mainland, as well as in the worldwide market, Changyou must continue to invest in research and development, to enhance its technology, its existing games, and its marketing and other services, and to timely introduce new game products and services in order for it to adapt to industry trends and shifting demands of game players and advertising clients and to remain competitive. If Changyou’s products and services are not responsive to the needs of its game players and advertisers, are not appropriately timed with market opportunities, or are not effectively brought to market, or if its competitors are more successful than Changyou is in developing compelling products or in attracting and retaining game players and advertisers, Changyou may not be able to compete effectively.

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

Changyou’s revenues have fluctuated over several years, and Changyou may experience declines in its revenues or suffer net losses in the future due to a number of factors, including, among other things, expected continued declines in revenues from TLBB PC and Legacy TLBB Mobile; uncertainty regarding the popularity of Changyou’s future games; uncertainty as to Changyou’s ability to develop and launch high-quality games that are commercially successful; the relatively higher game development and distribution costs generally associated with new games; the need to expend greater amounts in order to develop or acquire new games, technologies, assets, and businesses; and uncertainty as to Changyou’s ability to integrate such newly acquired games, technologies, assets and businesses. Accordingly, you should not rely on the results of any prior period as an indication of Changyou’s future financial and operating performance.

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

Changyou’s future success depends substantially on the services of the members of its management and its key development and technical personnel, such as Changyou’s Chief Executive Officer Dewen Chen and its key game development personnel. If one or more of the members of Changyou’s management or key development or technical personnel were unable or unwilling to continue in their present positions, Changyou might not be able to replace them easily, or at all. If any of the members of Changyou’s management or its key employees joins a competitor or forms a competing company, not only would Changyou lose know-how, key professionals, staff members and suppliers, but such members of Changyou’s management and key employees could develop and operate games and other services that could compete with and take game players and users away from Changyou’s existing and future business. Although each of these members of Changyou’s management and key personnel has entered into an employment agreement with non-competition provisions, these non-competition provisions may not be enforceable in the Chinese mainland.

Changyou’s prospects for growth may be adversely affected if Changyou cannot successfully manage and make timely adjustments to its hiring needs to support its business strategies.

The Internet industry in the Chinese mainland is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and Changyou’s success in the implementation of its growth strategies depends on Changyou’s ability to successfully manage, and make timely adjustments to, its hiring needs. In 2025, as part of efforts to streamline its game development functions, Changyou laid off certain employees. This and any future workforce reduction could have an adverse effect on the morale and loyalty of Changyou’s remaining employees, and cause Changyou to lose employees whose talent and experience are important for its business, and could also have a negative impact on Changyou’s reputation as an employer and its ability to attract qualified employees in the future. Laid-off employees could also make claims against Changyou for additional compensation, causing Changyou to incur additional expense.

Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business.

Changyou has applied for initial registrations in Chinese mainland and Offshore markets, and/or changes in registrations relating to transfers in the Chinese mainland, of its key trademarks, including ChangYou.com, cyou.com, 17173, and the corresponding Chinese versions of the marks, so as to establish and protect its exclusive rights to these trademarks. Changyou has succeeded in registering the trademarks ChangYou.com, cyou.com, and 17173 in the Chinese mainland under certain classes. The applications for initial registration, and/or changes in registrations relating to transfers, of other marks and/or of some of these marks under other classes are still under examination by the Trademark Office of the CNIPA, and relevant authorities overseas. Changyou has license rights to use certain word and graphic-text combination trademarks, including Tian Long Ba Bu and New Tian Long Ba Bu for its PC games and TLBB 3D, Legacy TLBB Mobile, TLBB Honor, and New TLBB Mobile for its mobile games, under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu. After the expiration of their terms, Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could force it to lose the right to use the trademarks related to those games. Changyou has applied for patents relating to the design of its games and to technology intended to enhance the functionalities of its games. Changyou has succeeded in obtaining certain patents from the Patent Office of the CNIPA and also has various patent applications under examination by that office. Approvals of Changyou’s initial trademark registration applications, and/or of changes in registrations relating to such transfers, or of Changyou’s patent applications, are subject to determinations by the Trademark Office of the CNIPA, the Patent Office of the CNIPA and relevant authorities overseas that there are no prior rights in the applicable territory. Changyou cannot be certain that these applications will be approved. Any rejection of these applications could adversely affect Changyou’s rights to the affected marks, designs and technologies. In addition, even if these applications are approved, we cannot assure you that any registered trademark or issued patent will be sufficient in scope to provide adequate protection of Changyou’s rights.

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

Despite Changyou’s efforts to protect its intellectual property, online game developers may copy Changyou’s ideas and designs, and other third parties may infringe Changyou’s intellectual property rights. For example, certain third parties have misappropriated the source codes of previous versions of TLBB PC and have set up unauthorized servers in the Chinese mainland and elsewhere to operate TLBB PC to compete with Changyou. The existence of unauthorized servers may attract game players away from Changyou’s games and may result in decreases in Changyou’s revenues. Any measures Changyou takes in response may not be successful in eliminating these unauthorized servers. Litigation relating to intellectual property rights may result in substantial costs to Changyou and diversion of resources and management attention away from its business, and may not be successful. In addition, Changyou’s ideas and certain of its designs, if not fixed in a tangible form of expression or registered with the appropriate authorities in the Chinese mainland, may not be protected by patents or other intellectual property rights. As a result, Changyou may be limited in its ability to assert intellectual property rights against online game developers who independently develop ideas and designs that compete with Changyou.

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

•

whether declines in the use of personal computers and growth in users of mobile devices such as smart phones and tablets in general, and for purposes of accessing online games in particular, continue or accelerate in the Chinese mainland and other markets in which Changyou offers its games;

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

A significant portion of Changyou’s online game revenues is generated from its PC games, and from TLBB PC in particular. However, until recently, the popularity of PC games had declined, leading online game developers to delay or suspend their plans for new PC games due to the difficulty of retaining their existing players. Although PC games have recently regained some popularity, we cannot assure you that this upward trend will continue. If a downward trend resumes or accelerates, it may be difficult for Changyou’s existing PC games in general, and TLBB PC in particular, to maintain their popularity and for Changyou’s new PC games to become commercially successful; and the game player base of Changyou’s PC games in general, and of TLBB PC in particular, may shrink, which would increase Changyou’s costs to acquire and retain players of its PC games and would have a negative impact on its online game revenues. In addition, Changyou’s PC games generally produce relatively higher profit margins for it than do its mobile games, because Changyou must distribute its mobile games through third-party mobile game distributors or mobile application stores and enter into revenue-sharing arrangements with such distributors or mobile application stores. Accordingly, any decrease in Changyou’s revenues from its PC games may have a relatively larger negative impact on Changyou’s overall profits.

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

Changyou’s mobile game Legacy TLBB Mobile is currently generating a significant portion of its revenues. Changyou expects to continue to rely on dominant third-party game distributors and operators that obtain licenses from it to market, distribute, and operate its mobile games, including Legacy TLBB Mobile, which is operated by Tencent under a license from Changyou. If Changyou is not able to establish and maintain collaborative relationships with Tencent and other dominant third-party game distributors and operators for its existing and future mobile games, it is likely that Changyou will not be able to maintain or expand its mobile game business.

Changyou’s mobile game Legacy TLBB Mobile has been generating a significant portion of Changyou’s revenues since its launch in May 2017. For the year ended December 31, 2024, revenues from Legacy TLBB Mobile were $44.4 million, accounting for approximately 9% of Changyou’s online game revenues and approximately 9% of its total revenues. For the year ended December 31, 2025, revenues from Legacy TLBB Mobile were $41.4 million, accounting for approximately 8% of Changyou’s online game revenues and approximately 8% of its total revenues. Changyou has relied, and expects to continue to rely, on dominant third-party game distributors and operators with large user bases, leading big data analytical capabilities, and track records and experience with successful operation of mobile games to operate its mobile games. For example, Tencent, which is an Internet conglomerate with a very large user base and is a dominant game developer and distributor in the Chinese mainland, is the exclusive operator and distributor of Legacy TLBB Mobile under a license from Changyou, and shares with Changyou the revenues generated by the game. If Tencent terminates the current licensing arrangements with Changyou for Legacy TLBB Mobile or curtails Tencent’s marketing efforts to promote Legacy TLBB Mobile, or if Changyou is not able to establish and maintain collaborative relationships with other dominant game distributors and operators in the Chinese mainland for its existing and future mobile games on commercial terms that are acceptable to Changyou, it will be difficult for Changyou to maintain or expand its mobile game business. In addition, Changyou relies on Tencent and other third-party operators to collect payments from game players for their purchases of virtual items in Changyou’s mobile games, and to pay to Changyou the pre-agreed revenue-sharing amounts, and there is usually a delay between the time of a game player’s purchase and the time when the operator pays Changyou, which has placed, and may continue to place, constraints on Changyou’s cash flow.

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

Changyou’s ability to successfully develop and monetize games for mobile devices will depend on its ability to:

•	expand the portfolio of mobile games, and particularly high-quality games, in a variety of genres that Changyou develops in-house and licenses from third-party developers;

•	effectively develop new mobile games for multiple mobile operating systems and mobile devices;

•	anticipate and effectively respond to changing interests of players;

•	attract, retain and motivate talented game designers, product managers and engineers with experience in developing games for mobile devices;

•	minimize launch delays and cost overruns on the development of new games;

•	effectively monetize mobile games without degrading the social game experience for its players;

•	develop games that provide for a compelling and optimal user experience through existing and developing third-party technologies; and

•	acquire and successfully integrate high-quality mobile game assets, personnel, and companies.

Further, even if Changyou develops or acquires license rights to a mobile game that is successful, the game’s lifespan may be short, as even successful mobile games tend to have less sustained user loyalty than do successful PC games. For example, the revenues generated from Changyou’s mobile game Legacy TLBB Mobile, which was launched in May 2017, declined sequentially from 2018 through 2025, which is typical for mobile games. In view of the uncertain lifespans of mobile games and the large quantity of mobile games available at any given time competing for game players, it is necessary for Changyou to make considerable investments in order to have a number of mobile games, and particularly mobile games that have the potential to become high-quality hit games, in its pipeline.

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

We believe that, in order for many of the new online games that Changyou develops to be successful in the Chinese mainland, it is important for it to obtain license rights, and preferably exclusive license rights, to adapt the titles, characters, themes and story lines of popular works for use in the games. For example, Changyou developed and it operates its PC games TLBB PC and TLBB: Return, and its mobile games TLBB 3D, Legacy TLBB Mobile, and New TLBB Mobile with various features that are included in reliance on rights under its existing license agreements with respect to the late Chinese martial arts author Louis Cha’s popular novel Tian Long Ba Bu. We believe that these features have had a critical role in attracting and retaining many of the players of TLBB PC, TLBB: Return, TLBB 3D, Legacy TLBB Mobile, and New TLBB Mobile. However, it can be difficult to identify a sufficient number of such works that are suitable for adaptation for use in online games, and Changyou faces significant competition for rights, and in particular exclusive license rights, to such works from other online game companies that also adapt their online games from popular works. Obtaining license rights, and particularly exclusive license rights, to adapt suitable works for use in online games can involve significant expense, as the license fees, and the percentage of revenues from the games adapted from such works, payable to authors have continued to rise as competition for such license rights has intensified. In addition, Changyou has previously obtained, and may continue to seek to obtain, license rights for works from certain authors in foreign countries, and its ability to obtain such rights has previously been, and may be in the future be, adversely affected by greater scrutiny of such works, and a stricter approval process for permission to obtain such rights, by relevant authorities in the Chinese mainland compared to the scrutiny of and approval process applicable to domestic works.

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

For a discussion of the risks associated with laws and regulations of the Chinese mainland affecting online games in general and mobile games in particular, see “- Risks Related to Changyou.com Limited - Risks Related to Doing Business in the Chinese Mainland” in this Item 3 of this annual report.

Changyou’s new games may attract game players away from its existing games.

With Changyou’s increasingly diversified game portfolio, we cannot be certain that players of Changyou’s existing games will not be attracted to play other newly launched games. If this occurs, it will decrease Changyou’s existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from its existing games. For example, revenues generated from Changyou’s mobile game TLBB 3D decreased significantly in the second quarter of 2017, and we believe that this may have been due in part to the launch of Changyou’s mobile game Legacy TLBB Mobile in May 2017. Game players who switch from playing Changyou’s existing games to its new games may also spend less money to purchase virtual items in its new games than they would have spent if they had continued playing Changyou’s existing games, resulting in an adverse effect on its overall revenues. In addition, game players’ switching from playing Changyou’s existing PC games to its new mobile games, as well as from its in-house developed games to its licensed games, could cause Changyou’s overall online game profits to be relatively lower, as its profits from mobile games and licensed games tend to be relatively lower as a result of revenue-sharing arrangements.

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

Changyou currently exclusively licenses to, or jointly operates with, third-party operators some of its games in markets that Changyou selects, including overseas markets, and expects to continue to do so. Changyou faces significant risks associated with the licensing or joint operation of Changyou’s games, including:

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

All online games have limited lifespans. Changyou must continually launch new games that can generate additional revenue and diversify its revenue sources in order to remain competitive. Changyou will not generate any meaningful revenue from a game in development until it is commercially launched after open beta testing, and we cannot be certain that Changyou will be able to meet its timetable for new game launches or that its new games will be successful. A number of factors, including technical difficulties, lack of sufficient game development capabilities, personnel and other resources, failure to obtain or delays in obtaining relevant regulatory authorities’ approvals, adverse developments in Changyou’s relationships with the licensors or third-party operators of its new games, and outbreaks of health epidemics and pandemics, could result in delayed launching of its new games or the cancellation of the development of its pipeline games. In addition, we cannot be certain that Changyou’s new games will be as well received in the market as TLBB PC and Legacy TLBB Mobile have been. Changyou may fail to anticipate and adapt to future technological trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate its new games from its existing games. If the new games Changyou introduces are not commercially successful, Changyou may not be able to generate sufficient revenues from new games to sustain or grow its revenues or to recover its product development costs and sales and marketing expenses, which can be significant. If Changyou acquires and pays for a license giving it the right to adapt an online game from an author’s work, but does not complete the development and introduction into the market of the game, or Changyou introduces the game but it is not successful, Changyou may not be able to recover the license fees it has paid.

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

Rapid technological changes may increase Changyou’s game development costs. Changyou also faces uncertainties and evolving risks related to the adoption of AI technology, intellectual property infringement, data leakage, and rapidly changing regulatory requirements in the Chinese mainland.

Technological development in online game industry is evolving rapidly, so Changyou needs to anticipate new technologies, such as AI, and evaluate their possible market acceptance. In addition, regulatory authorities or industry organizations in the Chinese mainland may adopt new technical standards that apply to game development. Any new technologies and new standards may require increases in expenditures for PC game and mobile game development and operations and continuing professional training of Changyou’s development and technical personnel, and Changyou will need to adapt its business and prepare its workforce to cope with the changes and support these new services to be successful. If Changyou falls behind in adopting new technologies or standards, its existing games may lose popularity, its newly developed games may not be well received in the marketplace.

Changyou has actively embraced AI technology and expects to continue to research AI-related technologies and explore in-depth application of such technologies in game development, publishing, and operations. However, there remain uncertainties regarding the commercial application of AI and its compliance with rapidly evolving AI-related laws and regulations. Regulatory authorities in the Chinese mainland have issued certain regulations directed at AI services, such as the Interim Measures for Generative Artificial Intelligence Services, which were issued by the CAC and six other regulatory authorities in the Chinese mainland on July 10, 2023 and took effect on August 15, 2023 (the “Generative AI Services Measures”), and may promulgate additional regulations. See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Miscellaneous - Laws and Regulations Related to Security and Censorship” for a more detailed discussion of the Generative AI Services Measures. As a result, we may be required to allocate significant financial and management resources to comply with heightened regulatory requirements. Also see “- Certain of our products and services incorporate open source software or rely on AI technologies accessed via third-party large model providers, and we also contribute or license certain of our technology to or through open source projects, which may expose our proprietary software, intellectual property, products, and services to unique risks that could adversely affect our business.”

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

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years. It is unclear how long such instability and volatility will continue, whether it will increase, and how much adverse impact such instability and volatility might have on the economies of the Chinese mainland and other jurisdictions where Changyou operates its games. Any such instability, volatility or adverse impact in the Chinese mainland or in Offshore markets could cause Changyou’s game players to reduce their spending on its games in the Chinese mainland or Offshore markets and reduce its revenues.

Risks Related to the Platform Channel Business

Marketing Services revenues from the 17173.com Website could fail to grow, or could decline further, as a result of the shift from PC games to mobile games in the online games market and uncertainties in the online advertising market.

Changyou’s marketing services revenues of $3.2 million for the year ended December 31, 2025, which were mainly derived from the operation of the 17173.com Website, and represented a decline of $0.6 million, or 16%, from its marketing services revenues for the year ended December 31, 2024. Changyou’s ability to sustain or grow its marketing services revenues is subject to significant risks, such as declining marketing demand from PC game developers, advertisers shifting to non-online promotion methods, potential regulatory restrictions, and users losing interest in the 17173.com Website’s content.

The expansion of Internet advertisement blocking software may result in a decrease in marketing services revenues.

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

Changyou relies on advertising agencies to sell marketing services on the 17173.com Website. If current trends of consolidation of advertising agencies in the Chinese mainland market continue, the bargaining power of the large advertising agencies resulting from such consolidation may permit them to require that Changyou pay higher sales rebates, which would adversely affect Changyou’s marketing services revenues.

Most of the marketing services of the 17173.com Website are distributed by, and most of the marketing services revenues of the 17173.com Website are derived from, advertising agencies. In 2025, Changyou engaged four advertising agencies, which contributed approximately 50% of the marketing services revenues of the 17173.com Website. In consideration for these agencies’ services, Changyou is required to pay certain percentages of revenues as sales rebates. If the online advertising market is consolidated and effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher sales rebates based on increased bargaining power, which could negatively affect Changyou’s online advertising growth, as Changyou books its marketing services revenues net of its sales rebates to advertising agencies.

Risks Related to Doing Business in the Chinese Mainland

The SAPPRFT’s, the MIIT’s, and other Chinese mainland authorities’ regulatory supervision of the online game industry may adversely affect Changyou’s online game operations.

The SAPPRFT has issued a series of regulations affecting the online game industry and providing guidance regarding online game operations. The SAPPRFT issued a notice in September 2009 stating that the SAPPRFT would be the only regulatory agency with the authority to review and approve online games, including reviewing and approving the importation of online games from Offshore copyright owners, and that all online game operators must obtain an Internet publishing license in order to operate online games and related services and obtain additional pre-approval from the SAPPRFT to make any changes to, or any new versions or expansion packs of, the originally approved online games. The Measures of Internet Publication Service Administration issued by the SAPPRFT and the MIIT (the “New Internet Publication Measures”), which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license, instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT prior to the publication of new online games. On May 24, 2016, the SAPPRFT issued the Notice of the SAPPRFT on Administration of Mobile Game Publishing Services (the “Mobile Game Notice”), which became effective on July 1, 2016. The Mobile Game Notice provides that the content of mobile games is subject to review, and that mobile game publishers and operators must apply for publishing and authorization codes for the games. Under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. In addition, the NPPA, a successor agency to SAPPRFT, first delayed, and then suspended, its review of, and issuance of publishing and authorization codes for, online games, as was the case between April 2018 and December 2018; continued to delay such review and issuance during 2019; and again delayed the issuance of publishing and authorization codes for online games between July 2021 and April 2022. Changyou’s online game business may be adversely affected by these SAPPRFT and MIIT notices and related implementation measures, as the launch of online games, new versions, expansion packs and imported games might be delayed because of the approval required. Such delays may result in higher costs for Changyou’s online game operation and have an adverse effect on its game revenue. If any of Changyou’s online game operating entities are unable to comply with the requirements of any regulatory authority in the Chinese mainland regarding the online game industry, it may be subject to various penalties and its online game business may be adversely affected.

Laws and regulations of the Chinese mainland governing the online game industry are evolving and subject to future changes. Changyou may fail to obtain or maintain all applicable permits, approvals, registrations and filings.

The online game industry in the Chinese mainland is highly regulated. Various regulatory authorities in the Chinese mainland, such as the State Council, the MIIT, the NPPA, the MCT and the MPS, have the power to issue and implement regulations governing various aspects of the online game industry.

Changyou is required to obtain applicable permits and approvals and file registrations with different regulatory authorities in order to operate its online games. For example, in order to distribute games through the Internet in the Chinese mainland, the VIEs through which Changyou conducts its businesses under the VIE arrangements must obtain an ICP license from the MIIT and an online publishing service license from the NPPA. Any online game Changyou operates needs to be approved by the NPPA prior to its launch. Once a new online game or any upgrade, expansion pack or new version of any existing game is launched, approval of the online publication of such new game or such upgrade must be obtained from the NPPA. If any such VIE fails to maintain any required permits or approvals, or to obtain any new permits or approvals on a timely basis, Changyou may be subject to various penalties, including fines and a requirement that it discontinues or limits its operations.

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

Changyou operates some of its existing games, and plans to operate certain of its future games, with Internet authorization codes that it obtained through third-party electronic publishing entities. If the NPPA challenges the commercial operation of any of Changyou’s games that are operated with Internet authorization codes obtained through third-party publishing entities, Changyou may be subject to various penalties, including restrictions on its operations.

Under regulations issued by the SAPPRFT and the MIIT, online game operators are required to have an online publishing service license (or before the New Internet Publication Measures became effective on March 10, 2016, an Internet publishing license), and an authorization code obtained under such a license is required for each game in operation and publicly available in the Chinese mainland. Changyou publishes certain of its existing games with authorization codes that are held by third parties that were obtained under online publishing service licenses (or during periods prior to March 10, 2016, Internet publishing licenses). See “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Online Game Services - Online Games and Cultural Products.” Current Chinese mainland regulations are not clear as to the consequence of obtaining authorization codes through the licenses of third-party entities. Changyou’s past and expected future practices might be challenged by the NPPA, a successor agency to the SAPPRFT, which could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of its business license, or the forced discontinuation of or restrictions on its operations.

Restrictions on virtual currency may adversely affect Changyou’s online game revenues.

Changyou’s online game revenues are collected through the online sale of game points and sale of its prepaid cards, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency (the “Virtual Currency Notice”), which was jointly issued by the MCT and the MOFCOM in 2009. Laws and regulations of the Chinese mainland, including the Virtual Currency Notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in the Chinese mainland is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (ii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (iv) online game operators are prohibited from providing virtual currency trading services to minors; and (v) companies involved with virtual currency in the Chinese mainland must be either issuers or trading platforms, and may not operate simultaneously as issuers and as trading platforms. Changyou must tailor its business model carefully, including designing and operating its databases to maintain users’ information for the minimum required period, in order to comply with the requirements of current laws and regulations of the Chinese mainland, including the Virtual Currency Notice, in a manner that in many cases can be expected to result in relatively lower sales of its game coins and an adverse impact on its online game revenues. Although pursuant to the Notice on Adjusting the Examination and Approval Scope of the Internet Cultural Business License to Further Regulate the Examination and Approval (the “MCT Approval Scope Notice”), which was issued by the MCT on May 14, 2019, the MCT is no longer responsible for regulating the online game industry, as of the date of the filing of this annual report the Virtual Currency Notice have not been abolished, and their validity and future enforceability remain uncertain.

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

Adverse public opinion could discourage game players from playing online games, and could result in government regulations that impose additional limitations on the operations of online games as well as game players’ access to online games. For example, under the circular entitled Implementation of Online Game Monitor System of the Guardians of Minors (the “Monitor System Circular”) online game operators are required to adopt various measures to maintain a system to communicate with the parents of minors playing online games and are required to monitor the activities of minors and suspend the accounts of minors if so requested by their parents. The Notice on Preventing Minors From Indulging in Online Games (the “Indulgence Prevention Notice”), which the NPPA issued on October 25, 2019 and became effective on November 1, 2019, requires online game operators to implement measures to not give minors access to online game services during specified periods of the day, imposes daily limits on minors’ length of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under the age of eight. On August 30, 2021, the NPPA issued the Notice on Further Strengthening the Administration of the Prevention of Minors from Indulging in Online Games (the “Further Indulgence Prevention Notice”), which provides that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays and the Chinese mainland’s statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. In addition, online game operators may not provide game services to any users who have not registered using their real names. These restrictive measures may cause minors to permanently switch their preferred pastimes from online games to other forms of entertainment, such as short video or network video, which could result in a long-term decline in Changyou’s game-player base and its online game revenues. Changyou authorizes third parties to operate its mobile games, and Changyou receives a certain percentage of the third-party operators’ monthly revenues from the games as royalty payments. Third parties have the right to decide the games’ operating strategies, including whether to provide access to the games to minors. If the games are provided with minors, the third parties are required to impose stringent limits in accordance with the regulatory policies discussed above, which may lead to a reduction in the third parties’ revenues from minor game players, which would in turn reduce Changyou’s monthly revenue-based royalty payments. If Changyou’s third-party licensees were to determine that the subject matter, story lines, plots, and/or gameplay of Changyou’s games are not appropriate for minors and stop providing access to the games to minors, there would be no longer any revenues generated from minors from such games, and Changyou would not receive the correspondent monthly revenue-based royalty payments.

In addition, the SAT announced in October 2008 that it would tax game players on income derived from the trading of virtual currencies at the rate of 20%. It is still unclear how the tax will be collected or if there will be any effect on Changyou’s game players or its business, but collection of such a tax might discourage players who are interested in trading virtual currencies from playing Changyou’s games, which could reduce its revenues.

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

These eight regulatory authorities in the Chinese mainland subsequently promulgated additional regulations, including the Notice on Initiating the Verification of Real-name Registration for Anti-Fatigue System on Online Games (the “Real-name Registration Notice”), to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s identity to play online games and, accordingly, provides stringent punishment for online game operators for not implementing the anti-fatigue and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Real-name Registration Notice or the Monitor System Circular. The Indulgence Prevention Notice and the Further Indulgence Prevention Notice require an online game operator to maintain and implement a user real-name registration system. The Real-name Registration Notice, the Indulgence Prevention Notice, the Further Indulgence Prevention Notice and other regulations increase Changyou’s operating risks, as it will cause the loss of consumers and be required to spend more resources on the real-name verification and anti-fatigue system, which will lead to an increase in its operating costs. In addition, the amount of time that minors will be able to spend playing online games such as Changyou’s will be further limited. The Indulgence Prevention Notice requires online game operators not to give minors access to online game services during a specified period of a day, imposes specified daily limits on minors’ period of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under eight. For example, it is required under the Further Indulgence Prevention Notice that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays or Chinese mainland statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. Furthermore, if it is found to be violating these regulations, Changyou may be required to suspend or discontinue its online game operations.

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

In July 2014, the SAPPRFT issued the Notice on Further Carrying out the Verification of Real-name Registration for Anti-Fatigue System on Online Games (the “Verification of Real-name Registration Notice”), stating that, in view of some of the hardware and functionality limitations inherent in mobile devices, anti-fatigue system requirements applicable to online games do not currently apply to mobile games. If the NPPA, as a successor agency to the SAPPRFT, in the future decides to expand the anti-fatigue system requirements to mobile games, Changyou’s operating expenses would be likely to increase.

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

Starting in 2025, we changed the name of our “brand advertising business,” as described in our previous annual and other reports with the SEC, to the “marketing services business.” This change is intended to more accurately reflect the nature of the business, which consists primarily of advertising and other marketing-related services. We have updated the names of related financial measures and disclosures in this annual report (including our consolidated financial statements accompanying this annual report) to align with this updated terminology.

Through the operation of Sohu and Changyou, we generate marketing services revenues, online game revenues, and other revenues. For the year ended December 31, 2025, our total revenues were approximately $584.3 million, including marketing services revenues of $60.0 million, online game revenues of $505.7 million, and other revenues of $18.6 million.

Sohu’s total revenues were $75.4 million, including $56.8 million in marketing services revenues and $18.6 million in other revenues. Other revenues were mainly attributable to revenues from paid subscription services, revenue sharing from other platforms, and interactive broadcasting services.

Changyou’s total revenues were $508.9 million, including $505.7 million in online game revenues and $3.2 million in marketing services revenues. For online game revenues, $412.7 million was from PC games, and $93.0 million was from mobile games.

Sohu’s Business

Marketing Services Business

Sohu’s main business is the marketing services business, which consists primarily of advertising and other marketing-related services. Sohu is an online media content and services provider. Through our social features, we also enable users to generate and distribute content, as well as interact with each other on our platform. The majority of our products and services are provided in the Chinese mainland across multiple Internet-enabled devices such as mobile phones, tablets, and PCs, through the mobile phone applications Sohu News App and Sohu Video App, the mobile portal m.sohu.com, and the PC portal www.sohu.com.

Revenues generated by Sohu from the marketing services business are classified as marketing services revenues in our consolidated statements of comprehensive income.

Other Sohu Business

Sohu’s other business consists primarily of paid subscription services, revenue sharing from other platforms, and interactive broadcasting services. Revenues generated by Sohu from the other business are classified as other revenues in our consolidated statements of comprehensive income.

Changyou’s Business

Changyou’s business consists of the online game business and the platform channel business. The platform channel business consists primarily of marketing services.

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

Changyou’s dominant games are its PC game TLBB PC and its mobile game Legacy TLBB Mobile. For the year ended December 31, 2025, revenues from TLBB PC were $306.9 million, accounting for approximately 61% of Changyou’s online game revenues, approximately 60% of Changyou’s total revenues, and approximately 53% of the Sohu Group’s total revenues. For the year ended December 31, 2025, revenues from Legacy TLBB Mobile were $41.4 million, accounting for approximately 8% of Changyou’s online game revenues, approximately 8% of Changyou’s total revenues, and approximately 7% of the Sohu Group’s total revenues.

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website, which provides news, electronic forums, online videos, and other online game information services to game players. Changyou generates marketing services revenues from providing marketing services to third-party advertisers on the 17173.com Website.

PRODUCTS AND SERVICES

Sohu’s Business

Marketing Services Business

Sohu’s main business is the marketing services business, which consists primarily of advertising and other marketing-related services. Sohu is an online media content and services provider. Through our social features, we also enable users to generate and distribute content, as well as interact with each other on our platform. The majority of our products and services are provided in the Chinese mainland across multiple Internet-enabled devices such as mobile phones, tablets, and PCs, through the mobile phone applications Sohu News App and Sohu Video App, the mobile portal m.sohu.com, and the PC portal www.sohu.com.

Content Generation and Social Distribution

We provide users comprehensive content, such as news and information, in the form of text, picture, video, and live broadcasting. We aggregate content from third-party professional media organizations and independent contributors, and also from our users. We have made efforts to create a culture for user-generated content that encourages our users to play an active role in the process of content contribution and dissemination, and to engage in social communication and interaction through our platform. We also supplement the content library with our in-house produced video content.

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

Business Model

We provide advertisement placements and other marketing-related services to advertisers on our platform. Our advertisers include multinational companies and Chinese mainland domestic medium-sized and small companies. We rely on both sales by advertising agents and direct sales by our internal sales force.

We have three main types of pricing models, consisting of the Fixed Price model, the Cost Per Impression (“CPM”) model, and the Cost Per Click (“CPC”) model.

Fixed Price Model

Under the Fixed Price model, a contract is signed to establish a fixed price for the marketing services to be provided. Given that advertisers benefit from displayed advertisements evenly over the period the advertisements are displayed, we recognize revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

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

CPC Model

Under the CPC model, there is no fixed price for marketing services stated in the contract with the advertiser. The unit price for each click is auction-based; we charge advertisers on a per-click basis when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with our pricing practices for similar advertisers, we recognize revenue based on qualifying clicks and the unit price upon the occurrence of the clicks, provided all revenue recognition criteria have been met.

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

Platform Channel Business

Changyou’s platform channel business consists primarily of the operation of the 17173.com Website, which provides news, electronic forums, online videos, and other online game information services to game players. Changyou generates marketing services revenues from providing marketing services to third-party advertisers on the 17173.com Website.

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

We have been issued 422 patents in the Chinese mainland covering inventions, utility models, and designs; we have 106 patent applications currently pending in the Chinese mainland; and we intend to apply for more patents in the Chinese mainland and in countries and regions outside of the Chinese mainland to protect our core technologies and intellectual property.

We have registered three service marks with the U.S. Patent and Trademark Office, consisting of Sohu.com, registered on August 1, 2000; Sohu.com (stylized), registered on August 1, 2000; and Sohu, registered on June 13, 2000. We have registered 1,671 trademarks with the Trademark Office of the CNIPA, including the marks “SOHU.com,” “ChangYou.com,” and “cyou.com” and marks relating to our products such as Sohu.com, Sohu News, Sohu Video, and 17173, and the corresponding Chinese versions of the marks. We are the registered owner of 129 registered trademarks and have applied for 36 trademarks in countries and regions outside of the Chinese mainland. In addition, certain of our marks have been recognized as well-known Chinese trademarks by Chinese mainland courts in a series of court rulings. We also filed registration of trademarks relating to our subsidiary companies’ names and Changyou’s online games and other businesses in various countries and regions, such as the United States, the European Union, Japan, South Korea, Malaysia, Brazil, Taiwan, and Hong Kong. Our rights to these marks could be affected adversely if any of our applications are rejected. It is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion. In addition, Changyou has license rights to use certain word and graphic-text combination trademarks, including Tian Long Ba Bu and New Tian Long Ba Bu for its PC games and TLBB 3D, Legacy TLBB Mobile, TLBB Honor, and New TLBB Mobile for its mobile games, under Changyou’s existing license agreements with the holder of the intellectual property rights with respect to the popular Chinese martial arts novel Tian Long Ba Bu written by Louis Cha. After the expiration of their terms Changyou may not be able to renew these license agreements with commercial terms that are favorable to Changyou, if at all, and Changyou’s inability to renew these license agreements could cause Changyou to lose the license rights to use the trademarks related to those games to the extent that they relate to Tian Long Ba Bu. See “Risk Factors - Risks Related to Changyou.com Limited - Risks Related to Changyou’s Business - Overall Risks - Changyou may need to incur significant expenses to enforce its intellectual proprietary rights, and if it is unable to protect such rights, its competitive position and financial performance could be harmed” and “- Changyou may not have exclusive rights to trademarks, designs and technologies that are crucial to its business” in Item 3.

We are the registered owner of 1,320 software copyrights and 1,338 copyrights for works in the Chinese mainland, each of which we have registered with the State Copyright Bureau of China and its local branches. In addition to the above, we have also registered the copyrights for 20 works in countries and regions outside of the Chinese mainland.

We own the rights to 316 domain names that we use in connection with the operation of our business, including the Sohu and Changyou websites.

From time to time many market participants are actively developing chat, search, AI technologies, Web directory, and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and cover significant parts of our technology, business methods, or services. For example, we are aware that a number of patents have been issued in the areas of e-commerce, Web-based information indexing and retrieval, and online direct marketing. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims, from time to time, relating to the intellectual property of others in the ordinary course of our business.

We also license and expect to continue licensing technology, including open-source software, from third parties. The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed, and integrated.

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

Sohu

As of December 31, 2025, Sohu maintained approximately 6,403 servers in the Chinese mainland. To fully support the operation of Sohu’s content and services, Sohu established these data centers primarily through China Mobile, China Unicom, and China Telecom, which are the three largest Internet connection service providers in the Chinese mainland, to support most of Sohu’s core services. Sohu has also developed close working relationships with other Internet connection service providers. In addition, Sohu has established branch nodes in different provinces throughout the Chinese mainland through different telecommunication operators in order to establish national coverage and provide fast and stable access to Sohu’s Internet platforms properties to users across the Chinese mainland.

Sohu’s operations depend on the ability of China Mobile, China Unicom, China Telecom, and other Internet connection service providers to protect Sohu’s systems against damage from fire, power loss, telecommunications failure, break-ins and other events. These telecommunication operators provide Sohu with support services twenty-four hours per day, seven days per week. They also provide connectivity for Sohu’s servers through multiple high-speed connections. All facilities are protected by Uninterruptible Power Supplies.

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

Changyou

As of December 31, 2025, Changyou maintained for its online game business approximately 1,000 physical servers in the Chinese mainland, and 4,100 cloud-based servers that are spread across the Chinese mainland, Hong Kong, other Asia-Pacific regions, Europe and North America. In order to enhance Changyou’s game players’ experience and to improve connectivity, Changyou has located its physical game servers in a number of regions throughout the Chinese mainland. This allows its players to connect to the nearest servers that are located in their region without exchanging data across the national backbone network. Furthermore, to ensure high-quality services for its game players, Changyou works with leading domestic cloud technology firms to provide efficient and stable game services using cloud-based resources.

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

Competition for Sohu’s Business

In the Chinese mainland’s Internet space, competition for marketing services is intense and is expected to increase significantly in the future. We compete with our peers and competitors in the Chinese mainland primarily on the following basis:

•	access to financial resources;

•	technological advancements;

•	attractiveness of products;

•	brand recognition;

•	volume of traffic and users;

•	quality and stability of Internet platforms;

•	quality and quantity of content;

•	strategic relationships;

•	quality of services;

•	effectiveness of sales and marketing efforts;

•	talent of staff; and

•	pricing.

Over time, our competitors may gradually build certain competitive advantages over us in terms of:

•	greater brand recognition;

•	better products and services;

•	larger user and advertiser base;

•	more extensive and well-developed marketing and sales networks; and

•	substantially greater financial and technical resources.

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

We also compete with traditional forms of media, such as newspapers, magazines, radio and television, for advertisers, advertising and other marketing services revenues, and content. Some of these traditional media, such as CCTV, Xinhua News Agency and People’s Daily, have extended their businesses into the Internet market. As a result, we expect to face more intense competition with traditional media companies in both their traditional media and in Internet-related markets.

Competition for Changyou’s Business

Online Game Business

Existing and potential online game competitors compete with Changyou for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution networks. Changyou competes primarily with online game developers and operators such as 37 Interactive, Archosaur, Century Huatong (formerly known as Shanda), Giant, G-bits, IGG, Kingsoft, Lilith, miHoYo, NetDragon, NetEase, Perfect World, and Tencent.

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

As of December 31, 2025, we leased office space of approximately 6,438 square meters in the Chinese mainland.

Changyou

In August 2009, Changyou purchased an office building of approximately 14,950 square meters in Beijing, for consideration of approximately $33.4 million. As of December 31, 2025, Changyou leased out approximately 2,702 square meters of this building to third-party tenants.

In August 2010, Changyou entered into a contract for the purchase and development of an office building of approximately 56,549 square meters in Beijing to serve as its headquarters, for consideration of approximately $171 million. The office building was placed in service in December 2013.

As of December 31, 2025, Changyou leased office space of approximately 2,059 square meters in the Chinese mainland and in other countries.

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

The following description of laws and regulations of the Chinese mainland is based upon the opinion of Haiwen & Partners (“Haiwen”), our Chinese mainland legal counsel. The laws and regulations affecting the Internet industry in the Chinese mainland and other aspects of our business are evolving. There are uncertainties regarding the interpretation and enforcement of laws and regulations of the Chinese mainland. We cannot be certain that regulatory authorities in the Chinese mainland would find that our corporate structure and business operations strictly comply with all laws and regulations of the Chinese mainland. If we are found by regulatory authorities to be in violation of any laws or regulations of the Chinese mainland, we may be required to pay fines, obtain additional or different licenses or permits, and/or change, suspend or discontinue our business operations until we are found to comply with applicable laws. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information - Risk Factors.”

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

•

the SAPPRFT was reorganized into three separate regulatory authorities, the NRTA, the NFA, and the NPPA, in March 2018. The SAPPRFT had resulted from the merger of the former General Administration of Press and Publication (the “GAPP”) with the former State Administration of Radio, Film and Television (the “SARFT”) in March 2013. The “NRTA,” the “NFA” and the “NPPA” as used in this annual report refer to the respective regulatory authorities after the reorganization; the “SAPPRFT” as used in this annual report refers to the regulatory authority that resulted from the merger for the period after the merger and prior to the reorganization, as well as to the GAPP and the SARFT separately for periods prior to the merger;

•	the China State Council Information Office (the “SCIO”);

•	the CAC;

•	the SAFE; and

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

On November 27, 2017, the MIIT promulgated the Notice Regulating the Use of Domain Names in the Provision of Internet-based Information Services (the “Domain Names Notice”), which became effective on January 1, 2018. Under the Domain Names Notice, a domain name used by a provider of Internet-based information services must be registered and owned by the provider or, if the provider is an entity, by a shareholder or senior management of the provider.

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

Regulation of the Provision of Internet Content

Internet Information Services

On September 25, 2000, the State Council issued the Measures for the Administration of Internet Information Services (the “ICP Measures”), which were amended on January 8, 2011 and December 6, 2024, respectively. Under the ICP Measures, entities that provide commercial information services to online users on the Internet (“ICPs”) are obliged to obtain an operating license from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations described above.

The ICP Measures further stipulate that entities providing online information services regarding news, publishing, and education must procure the consent of the national authorities responsible for such areas prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICPs must display their operating license numbers in conspicuous locations on their home pages. ICPs are required to police their Internet platforms and remove certain prohibited content. Many of these requirements mirror Internet content restrictions that have been announced previously by ministries in the Chinese mainland, such as the MIIT, the MCT, and the SAPPRFT, that derive their authority from the State Council.

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

On August 25, 2017, the CAC issued the Administration Measures for Internet Forum Community Service, effective on October 1, 2017, to regulate the provision of online interactive social network services for information dissemination. On August 25, 2017, the CAC issued the Administration Measures for Internet Comment Thread Services, which were amended on November 16, 2022, regulating the provision of comment-thread services by websites, applications, and other Internet platforms with media and social mobilization characteristics that allow users to release text, photos, audio, and video. On February 20, 2018, the CAC issued the Administrative Provisions on Micro-blogging and Blogging Information Services, effective on March 20, 2018, further regulating the provision of platform services for publishing and distributing information through micro-blogs and blogs. On September 7, 2017, the CAC issued the Administration Measures for Internet Chat Group Services, effective on October 8, 2017, to regulate the provision of platform services for that allow Internet user groups to exchange information online. On September 7, the CAC issued the Administration Measures for Internet Users’ Social Account Information Services, which were effective on October 8, 2017 and amended on January 22, 2021. On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, effective on August 1, 2022, under which Internet information service providers must authenticate the real identity information of users before providing any information distribution or instant messaging services to those users, and must display the users’ locations based on their IP addresses. On September 9, 2022, the CAC, the MIIT and the SAMR issued the Administrative Provisions on Internet Pop-up Window Information Push Services, effective on September 30, 2022, regulating the provision of information push services in the form of pop-up message windows through operating systems, application software and websites. These measures provide, among other things, that Internet platform operators providing the covered services will be responsible for the security of information and content published over their platforms, and provide enhanced requirements for user registration, information review, emergency response, security, personal information protection, and intellectual property protection. On July 5, 2023, the CAC promulgated the Notice on Strengthening the Management of “We Media” (the “We Media Notice”), which stipulates that if an Internet user intends to engage in profit-making activities, such as selling products during a livestream broadcast, through a “we media” account that the Internet user has registered with an Internet platform, the user must apply for profit-making authorization from the Internet platform in accordance with the We Media Notice. If the user and/or the user’s “we media” account is found to have engaged in activities, such as dissemination of rumors or other prohibited information, that are in violation of the We Media Notice or other Chinese mainland laws and regulations regulating Internet activities within three months prior to the user’s submitting its application, the Internet platform must not grant the authorization. If the Internet platform is required by applicable Chinese mainland laws and regulations to prohibit a user from making public postings through the user’s “we media” account due to any such illegal activities for a specified prohibition period, the Internet platform must simultaneously suspend any profit-making authorization previously granted for a period equal to two to three times the duration of the prohibition period. If the Internet user’s “we media” account is found to have engaged in marketing activities that are specified in the We Media Notice as being malicious, the Internet platform must revoke any profit-making authorization previously granted or must not grant a new authorization to such “we media” account, as the case may be, in accordance with the We Media Notice.

On November 15, 2018, the CAC promulgated the Provisions on the Security Assessment of Internet-based Information Services with Attribute of Public Opinions or Capable of Social Mobilization, which require that Internet information service providers that provide Internet services with the potential to influence public opinion or provoke social movement, including BBS, blog, and micro-blog services, must conduct a security self-assessment and file with the local office of the CAC a self-assessment report regarding such Internet services and supporting technologies, their user base characteristics, and any significant changes in user opinions and potential risks concerning public security issues.

On October 26, 2021, the CAC issued the Notice on Further Strengthening the Regulation on Online Information of Entertainment Celebrities, which requires internet platforms to, among other things, monitor online information of entertainment celebrities so as to timely identify hot topics that could involve illegal actions and promptly report to competent authorities. On August 25, 2021, the CAC issued the Notice on Further Strengthening the Management of Chaos in Fan Groups, which is intended to rectify behavior in the online fan groups for entertainment celebrities, specifically, in features such as entertainment celebrity rankings, hot topics, fan communities, and fans interactive functions, so as to curb verbal abuse, stigmatization, instigation, confrontation, insults, slander, rumors, malicious marketing and the spread of other harmful information.

On June 12, 2024, the CAC, the MPS, the MCT, and the NRTA promulgated the Provisions on the Governance of Cyberviolence Information, regulating activities related to cyberviolence information within the Chinese mainland. Internet information service providers are given primary responsibility for managing Internet content and establishing, maintaining, and continually improving mechanisms for restricting cyberviolence information.

On December 25, 2025, the CAC issued the Notice on the Regulation of the Management of the Conduct of Online Influencer Accounts, together with a list of prohibited behaviors for online influencer accounts, which aim to strengthen the routine regulation of online influencer accounts by clearly defining prohibited conduct, guiding online influencers to standardize their online behavior, and requiring online platforms to enhance governance and oversight over such behavior.

Online News Dissemination and Online News Search Services

In May 2017, the Administrative Regulations for Internet News Information Services and Implementation Rules on the Administration of Internet News Information Services Permits (collectively the “News Regulations”) were promulgated by the CAC to replace the Administrative Rules for Internet News Information Services promulgated by the SCIO in 2005. The News Regulations stipulate that Internet news information services include production, publishing, and republishing services and platforms providing for the dissemination of news over the Internet, and specify that platforms providing for the dissemination of news over the Internet will be required to obtain an Internet news information services permit.

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

On July 3, 2016, the CAC issued the Notice on Further Strengthening the Management and Prevention of Fake News (the “Fake News Notice”). The Fake News Notice requires all providers of online news services, including news applications, Weibo, and WeChat, to establish and maintain rigorous internal supervision and management systems and to not provide any news without identifying the sources of the news, invent news, report news based on hearsay, or distort facts.

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

On December 22, 2010, Sohu Internet obtained an Internet publishing license issued by the SAPPRFT, which was replaced with an online publishing service license under the New Internet Publication Measures and renewed on October 1, 2019. The renewed license expired on December 21, 2021. As of the date of the filing of this annual report, Sohu Internet is in the process of applying for renewal of the license, but there is uncertainty as to whether Sohu Internet will be able to renew it. For the details of the online publishing service licenses held by the VIEs through which Changyou operates its business, see “- Regulation of Online Game Services - Online Games and Cultural Products.”

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

On March 30, 2009, the SAPPRFT released the Notice on Strengthening the Administration of Online Audiovisual Content (the “March 2009 SAPPRFT Notice”). The March 2009 SAPPRFT Notice requires the operators of audiovisual websites to enhance their processes for protecting copyrights, and to take appropriate measures to protect the rights and interests of copyright holders. Operators of such sites must hold, or have a license to, the copyright to all content that they transmit. In addition, the March 2009 SAPPRFT Notice stipulates that only those films or TV programs that have already obtained from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, TV Animation Distribution Permit, or TV Documentary Film Screening Permit are allowed to be transmitted via audiovisual websites. These permits are mandatory for all films and programs shown on TV and in cinemas in the Chinese mainland and must be obtained before such film or TV or program is allowed to be released. The approval applications for the Film Public Screening Permit, Television Drama Distribution Permit, Television Animation Distribution Permit or Television Documentary Film Screening Permit are extremely difficult and time-consuming, and the SAPPRFT previously did not enforce very strictly the requirements regarding these permits. However, on September 2, 2014, the SAPPRFT issued the Notice on Further Strengthening the Administration of Online Foreign Audiovisual Content (the “September 2014 SAPPRFT Notice”), which requires that operators of audiovisual websites to obtain from the SAPPRFT a Film Public Screening Permit, TV Drama Distribution Permit, or TV Animation Distribution Permit for all foreign films and TV dramas before they are transmitted via the Internet in the Chinese mainland. The September 2014 SAPPRFT Notice further stipulates that before any foreign films or TV dramas for transmission exclusively via the Internet are purchased after the promulgation of the September 2014 SAPPRFT Notice, operators of audiovisual websites must declare their annual purchasing plans with the SAPPRFT before the end of the year preceding the year of the intended broadcast and obtain the SAPPRFT’s approval. The September 2014 SAPPRFT Notice also states that the number of foreign films and TV dramas to be purchased by an operator and transmitted via its website in a single year may not exceed 30% of the total amount of Chinese mainland films and TV dramas purchased and transmitted by the same website in the previous year.

On March 17, 2010, the SAPPRFT issued the Catalogue of Classification of Internet Audio-Video Program Services (Trial) (the “Internet Audio-Video Program Catalogue”), which was amended on March 10, 2017. The Internet Audio-Video Program Catalogue classifies Internet audio-video program services (excluding IPTV, Internet TV and mobile TV services) provided to computer and mobile phone users the Internet into four categories, consisting of (i) Internet audio-video programs sponsored and broadcast through Internet radio and television stations, including political news, political talk shows, self-produced news programs and live programs of vital political, military, economic, social and sports activities; (ii) reprints of political news, Internet hosting, interviews, report and commentary services in entertainment, technology, financial, sports and educational audio-video programs, production and broadcasting of Internet dramas, compilation and broadcasting of entertainment, technology, financial, sports and education audio-video programs, and live broadcasting of cultural and sports activities; (iii) the aggregation of Internet audio-video programs, which means editing and arranging Internet audiovisual programs on the same website, providing search and viewing services to public users, and broadcasting user-uploaded audio-video programs; and (iv) retransmission of Internet audio-video programs. A permit for the Network Transmission of Audiovisual Programs specifies the scope of the services under one or more of these categories that the holder of the permit is allowed to provide. Sohu Internet’s permit for the Network Transmission of Audiovisual Programs allows Sohu Internet to provide services mostly under the categories described in clauses (ii), (iii), and (iv) above. Guangzhou Qianjun’s permit for the Network Transmission of Audiovisual Programs allows Guangzhou Qianjun to provide certain services under the categories described in clauses (ii) and (iii) above.

On July 6, 2012, the SAPPRFT and the CAC jointly issued the Notice on Further Strengthening the Administration of Internet Dramas, Micro Movies and Other Internet Audiovisual programs (the “2012 SAPPRFT Notice 53”), which reiterates that online audiovisual service providers must obtain a Permit for the Network Transmission of Audiovisual Programs from the SAPPRFT. The 2012 SAPPRFT Notice 53 further stipulates that online audiovisual service providers must review the content of Internet audiovisual programs prior to their transmission and must file certain information, such as the names of the Internet audiovisual programs, summaries of their content, and names of the persons conducting the reviews, with the appropriate provincial office of the SAPPRFT. On January 9, 2019, the Netcasting Services Association of China, an industry self-regulatory association, issued the Management Standards for Internet Short Video Platforms and Detailed Standard Rules for Reviewing the Content of Internet Short Videos, for the stated purpose of strengthening the responsibility of online platforms to examine the content of short videos before their transmission. On February 21, 2020, the Netcasting Services Association of China issued the Detailed Standard Rules for Reviewing the Content of Internet Variety Shows, which provide guidelines regarding such content matters as the choice of crew and cast and their behavior, and wardrobe and props, in variety shows, and provide detailed instructions for the examination of Internet variety shows.

On January 2, 2014, the SAPPRFT issued the Supplemental Notice on 2012 SAPPRFT Notice 53, which stipulates that producers of Internet dramas, micro movies and other Internet audiovisual programs must obtain a Permit for Radio and Television Program Production and Operation. Online audiovisual service providers may only retransmit dramas and micro movies produced and uploaded by individuals whose identities have been verified and the content of which complies with relevant regulations. Online audiovisual service providers must file with the provincial SAPPRFT the content of Internet audiovisual programs proposed for transmission prior to transmitting the programs.

On November 4, 2016, the SAPPRFT issued the Notice on Further Strengthening the Planning, Development and Administration of Original Internet Audiovisual Programs (“Document 198”). Document 198 stipulates that if online service providers plan to produce and disseminate audiovisual programs that are considered to be key audiovisual programs under Document 198, the service providers must, during the early planning and development stage, file a summary of the programs and their titles, producer names, themes, and duration with the SAPPRFT and, for audiovisual programs with sensitive themes such as politics, military, diplomacy, national security, national sovereignty, religion, the justice system and public security, consult with designated regulatory authorities in the Chinese mainland before production of the programs. On June 26, 2017, the SAPPRFT and other several regulatory authorities in the Chinese mainland issued the Notice on Several Policies Concerning the Prosperity and Development of Television Dramas that confirms filing procedures with respect to key Internet dramas. In accordance with the Notice on Upgrading the Filing System of the Online Audiovisual Programs issued by the NRTA, effective December 27, 2018, producers of key audiovisual programs must make filings prior to the commencement of the production that include a summary of specified details concerning the programs and, following the completion of the production, submit the completed programs to the NRTA or its competent provincial counterpart and make filings with additional information concerning the programs. On April 29, 2022, the NRTA issued the Notice on Matters Relating to the Administration of Distribution Permits for Domestic Internet Dramas and Other Audiovisual Programs, which stipulates that providers of Chinese mainland domestic Internet audiovisual programs, such as Internet dramas, micro-short videos, movies and animations, that fall within certain regulatory criteria such as investment thresholds or are intended by Internet audiovisual service providers to be their primary programs for marketing and business promotion, must obtain a distribution permit from the NRTA before publication and transmission of the programs over the Internet. On August 1, 2023, the NRTA promulgated the Notice on Matters Relating to Further Regulating the Pre-Broadcast Filing and Content Review of Television Dramas, Internet Dramas, and Internet Movies (the “2023 Notice 26”), which stipulates, among other requirements, that online video platform operators must file with the NRTA, for review and approval prior to live broadcast, the content of their flagship television dramas, Internet dramas, and Internet movies proposed for broadcasting on the homepage and/or featured section or column of the platform. The 2023 Notice 26 also provides guidance as to the number and duration of seasons and episodes, to discourage producers from making and releasing low-quality television dramas and Internet dramas for financial gain. On February 5, 2024, the NRTA promulgated the Micro-short Drama Notice to implement a classification and grading review system for micro-short dramas, a rapidly growing video format on Chinese mainland Internet platforms, based on the levels of investment in micro-short dramas specified in the guidelines. The Micro-short Drama Notice stipulates that online audiovisual platform operators, such as us, are responsible for content management and review for certain micro-short dramas with a total investment of less than RMB300,000 (or approximately $41,992) that are not identified as highly recommended for purposes of marketing and business promotion on their platforms or otherwise specifically promoted on their home page or screen.

On March 16, 2018, the SAPPRFT issued the Notice on Further Regulating the Distribution Order of Internet Audiovisual Programs, which prohibits operators of audiovisual websites from editing or adapting audiovisual programs of third-party content providers, broadcasting illegally edited and/or adapted audiovisual programs on their audiovisual websites, and/or entering into business collaboration arrangements for online audiovisual services with providers without a Permit of Network Transmission of Audiovisual Programs.

On November 18, 2019, the CAC, the SAPPRFT, and the MCT jointly issued the Provisions on the Administration of Internet Audio-video Information Services (the “2019 Notice 3”), pursuant to which Internet audiovisual information services providers are required to identify and conspicuously mark for users of their platforms non-reality-based audiovisual information created using deep learning, virtual reality, and other new technologies and applications. In addition, the 2019 Notice 3 stipulates that Internet audiovisual information service providers are obliged to establish and implement an anti-rumor mechanism to detect and prevent disseminating rumors generated using such technologies and applications, and report such information and rumors to the CAC, the SAPPRFT, and the MCT.

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

On November 15, 2024, the CAC issued the Guidelines for the Construction of Minors Mode in Mobile Internet, which propose an overall plan for the development of a “minors mode,” that will be primarily applicable to mobile smart terminals, mobile Internet applications, and related distribution platforms for purposes of the protection of minors from harmful Internet content, behavior, and activities.

On December 26, 2025, the CAC and several other authorities in the Chinese mainland jointly issued the Measures for the Categorization of Online Information That May Affect the Physical and Mental Health of Minors (the “Online Information Categorization Measures”), which took effect on March 1, 2026. The Online Information Categorization Measures classify online information that may affect the physical and mental health of minors into the following categories: (i) information that may cause or induce minors to imitate or engage in improper behavior; (ii) information that may negatively impact the values of minors; (iii) information that involves the improper use of the images of minors; and (iv) information that involves the improper disclosure and use of the personal information of minors. The Online Information Categorization Measures stipulate that providers of online products and services are prohibited from displaying information that may affect the physical and mental health of minors in a conspicuous position within their products or services, or in key links that are likely to attract users’ attention, such as the first screen of the homepage or in pop-up windows. Providers of online products and services are also required to provide users with functionality to add prominently displayed labels, and to guide and regulate users in properly labeling such information.

On February 11, 2026, the CAC and several other authorities in the Chinese mainland jointly issued the Methods for Identification of Online Platform Service Providers with a Large Number of Minor Users or with a Significant Impact on Groups of Minors (the “Identification Methods”), which will take effect on April 1, 2026. The Identification Methods provide that online platform service providers meeting one of the following standards will be deemed to have a large number of minor users: (i) the products or services provided by the online platforms are specifically targeted at minors and have more than 10 million registered users or more than one million monthly active users; or (ii) the products or services provided by the online platforms are not limited to minors and have more than 10 million registered minor users or more than one million monthly active minor users. The Identification Methods also set forth factors to be considered in identifying online platform service providers with a significant impact on groups of minors. Online platform service providers that meet the identification standards under the Identification Methods must proactively apply for identification, and the relevant authorities in the Chinese mainland may also notify such online platform service providers to undergo the identification process. The CAC will determine the identification list and publish it to the public.

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

On July 1, 2016, the MCT issued the Notice on Strengthening the Administration of Online Performance (the “Online Performance Notice”) and on December 2, 2016, issued the Measures of Administration of Online Performance Operating Activities (the “Online Performance Measures”), which became effective on January 1, 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain an Online Culture Operating Permit and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocks persons with disabilities, includes photographs or video clips that infringe third parties’ privacy or other rights, features animal abuse, or presents characters and other features of online games that have not been registered and approved for publication by applicable regulatory authorities in the Chinese mainland.

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

On September 2, 2016, the SAPPRFT issued the Notice on Strengthening the Management of Live Online Social Video Services (the “Live Online Notice”), which requires interactive broadcasting service providers to procure a permit for the Network Transmission of Audiovisual Programs. Sohu Internet and Guangzhou Qianjun currently hold permits for the Network Transmission of Audiovisual Programs. The Live Online Notice also stipulates that a service provider must make a filing with the local SAPPRFT branch at least five days before making any live broadcast of any significant political, military, economic, social, cultural or sports activities and at least 48 hours before making any live broadcast of other cultural or sports activities. On November 4, 2016, the CAC issued the Live Social Video Provisions, which became effective on December 1, 2016. The Live Social Video Provisions provide that business entities such as us that offer interactive broadcasting services on their Internet platforms have the primary responsibility for monitoring content disseminated by interactive broadcasting hosts and viewers through such services, and must allocate sufficient staff in line with the scale of such services and establish and maintain adequate internal policies and procedures for, among other things, content review, information security management, emergency management and technical support. The Live Social Video Provisions also require that Internet providers verify the real-name identity of interactive broadcasting hosts and viewers before allowing them to establish user accounts with the Internet providers and take appropriate remedial actions, such as issuing warnings, removing posted content, or terminating the user’s account, with respect to interactive broadcasting content or activity that is prohibited by the Live Social Video Provisions. Internet providers are subject to administrative penalties and other sanctions for noncompliance with the Live Social Video Provisions. On August 1, 2018, the MIIT and several other regulatory authorities in the Chinese mainland issued the Notice on Strengthening the Administration of Live Online Social Video Services, which stipulates that providers of Internet access services and App stores must not provide Internet access and App distribution services for online interactive broadcasting service providers that do not hold requisite permits from or complete the requisite filing procedure with the applicable regulatory agencies. On November 12, 2020, the NRTA promulgated the Notice on Strengthening the Management of Live Broadcast of Online Shows and E-commerce Live Broadcast, which requires live show online broadcasting platforms and e-commerce live online broadcasting platforms to enter information concerning their operating entities and business operations in a nationwide online system. Under the notice, live online broadcasting platforms are also required to classify their broadcast programs into, and label them according to, specified categories such as “music,” “dance,” and “travelling.” The notice and the Guidance on Strengthening Supervision of E-commerce Live Online Broadcasting Activities issued by the SAMR in November 2020 also provide that e-commerce live online broadcasting platforms should verify the qualifications and real-name identities of the entities and individuals selling goods and services on such platforms, and ensure such sales to comply with the Advertising Law of the People’s Republic of China (the “New Advertising Law”) and the E-commerce Law of the People’s Republic of China (the “E-commerce Law”). On April 23, 2021, the CAC and six other regulatory authorities in the Chinese mainland issued the Administrative Measures for E-commerce Live Online broadcasting (for Trial Implementation), which further stipulate that live online broadcasting platforms must take certain specified measures, such as arranging special personnel to conduct real-time inspections and extending the storage time for live broadcast content with respect to key live online broadcasting operators. The live online broadcasting platforms are also required to establish a sound risk identification model and take appropriate actions to prevent suspected violations of laws and regulations in regard to high-risk marketing activities, such as issuing violation warnings, limiting traffic and suspending live online broadcasting. In addition, relevant regulatory authorities in the Chinese mainland may share information regarding e-commerce live online broadcasting entities with records of serious violations and may carry out joint enforcement and punishment.

On February 9, 2021, the CAC and six other regulatory authorities in the Chinese mainland issued the Guiding Opinions on Strengthening the Ratification and Administration of Live Online Broadcasting (the “Guiding Opinions”). The Guiding Opinions stipulate that live online broadcasting platforms must (i) classify and rank accounts for live online broadcasting based on factors such as the nature of the account holders, the content of performances, the number of followers and the popularity of the broadcast programs, (ii) set reasonable limits on the duration of, the amount of money to be received in, and commodities to be sold in each broadcast program based on the accounts’ categories and rankings, and (iii) set reasonable limits on the maximum amount of money paid by the Internet users for a single virtual commodity or reward in connection with a live online broadcast.

On December 18, 2025, the NRTA and the CAC promulgated the Measures for the Supervision and Administration of Live-Streaming E-Commerce (the “Live-Streaming E-Commerce Measures”), which took effect on February 1, 2026. The Live-Streaming E-Commerce Measures clarify the responsibilities of live-streaming platform operators and hosts and strengthen oversight of their operations and activities. Under the Live-Streaming E-Commerce Measures, live-streaming platform operators are required to (i) require live-streaming room operators to provide authentic identification and business qualification information, which must be verified or updated at least once every six months; (ii) submit to designated local market-regulation authorities identification information of live-streaming room operators and their marketing personnel in January and July of each year; (iii) implement a classification and grading review system based on live-streaming room operators’ compliance status, number of followers and visitors, transaction volume, types of products or services sold, and other relevant indicators and, with respect to live-streaming room operators that conduct live-streaming e-commerce activities with large numbers of followers, high transaction volumes, influential marketing personnel, or repeated violations, or that sell products or services related to consumers’ life and health, take appropriate management measures, including technical monitoring and real-time inspections; (iv) establish an internal system for handling platform-level violations and a blacklist system; and (v) ensure, through appropriate technical measures, the integrity and retention of designated transaction information, all of which must be retained for no less than three years from the date of transaction completion

On April 19, 2019, the China Alliance of Radio, Film, and Television issued the Notice on Strictly Implementing the Proportional Allocation of Production Costs for Television and Internet Dramas, which specifies that the aggregate compensation paid to cast members of a television or Internet drama may not exceed 40% of the total production costs of the drama and that the aggregate compensation paid to key members of the cast may not exceed 70% of the aggregate compensation paid to all of the cast members. Payment of amounts above the specified limits without reasonable grounds may result in the suspension or cancellation of the broadcast of the drama and/or the production permits of the producer.

Mobile Internet Applications Information Services

On June 28, 2016, the CAC issued the Provisions on the Administration of Mobile Internet Applications Information Services (the “App Provisions”), which became effective on August 1, 2016 and were amended on June 14, 2022. Under the App Provisions, mobile application providers and application distribution platforms are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties. The App Provisions also require application providers to procure relevant approval to provide services through such applications and require application distribution platforms to register with local branch offices of the CAC within 30 days after they start providing application store services. We have procured the required approvals for services that we provide through our mobile applications. If we, as a provider of information services through Apps, violate these regulations, application distribution platforms through which we distribute our Apps may issue warnings to us, suspend the release, or terminate the sale, of our Apps, and/or report our violations to regulatory authorities in the Chinese mainland.

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

On January 15, 2025, the National Medical Products Administration issued the Notice on Effectively Promoting and Implementing Relevant Pilot Reform Practices, which stipulates that enterprises engaging in Internet information services regarding pharmaceuticals are only required to make filings with the provincial medical products administrations where the enterprises are located before disseminating any pharmaceuticals information through their websites, and replaces the previous approval requirements under the Pharmaceuticals Information Services Measures. Enterprises that had obtained approvals before the cancellation of the previous approval requirements and intend to continue providing Internet information services regarding pharmaceuticals are expected to make filings in accordance with the revised procedures after the validity periods of their previous approvals expire.

The VIEs Sohu Internet and Guangzhou Qianjun received renewed approval from the SAMR on June 13, 2019 and September 5, 2023, respectively, and Sohu Internet’s renewed approval expired on June 12, 2024. Sohu Internet has made filings with the Beijing Municipal Medical Products Administration that are required for the dissemination of pharmaceuticals information over the Internet.

On December 19, 2025, the National Medical Products Administration issued the Provisions on the Administration of the Filing of Internet Pharmaceuticals and Medical Equipment Information Services, which require providers of Internet pharmaceuticals and medical equipment information services to complete a filing with the relevant provincial drug regulatory authority before commencing such services, and to display the filing number continuously in a prominent position on the homepage or main page of the providers’ websites or Apps.

Regulation of Advertising

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

On April 13, 2016, the SAMR and sixteen other regulatory authorities in the Chinese mainland jointly issued the Notice of Campaign to Crack Down on Illegal Internet Finance Advertisements and Other Financial Activities in the Name of Investment Management, pursuant to which a campaign was conducted between April 2016 and January 2017 targeting, among other things, online advertisements for Internet finance and other financial activities posted on Internet search portals and other financial, real estate, P2P and investment product sales services websites and portals. On March 22, 2019, the SAMR issued the Notice of a Campaign to Deepen the Rectification of Online Advertisements, which targets false advertising related to the physical health or the protection of property of the public in areas such as pharmaceuticals, health food, and real estate and financial investments by Internet portals, search engines, and e-commerce platforms with significant social influence and wide coverage, as well as by Internet media such as mobile client applications and new media accounts. The Notice of Key Areas of Work in 2020 of the Inter-Ministerial Joint Meeting on Rectification of False and Illegal Advertisements, jointly issued by the SAMR and ten other regulatory authorities in the Chinese mainland on March 9, 2020, further emphasizes the responsibility of Internet service providers to verify and examine the content and supporting documents of online advertisements and prevent the dissemination of false and illegal online advertisements.

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

Regulation of Online Game Services

Online Games and Cultural Products

In September 2009, the SAPPRFT, together with the NCA and the National Office of Combating Pornography and Illegal Publications, jointly issued the Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games (the “SAPPRFT Online Game Notice”). The SAPPRFT Online Game Notice states that foreign investors are not permitted to invest in online game operating businesses in the Chinese mainland via wholly foreign-owned entities, Chinese mainland-foreign equity joint ventures or cooperative joint ventures or to exercise control over or participate in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. If the VIE structures of Changyou were deemed under the SAPPRFT Online Game Notice to be an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business, the VIE structures of Changyou might be challenged by the NPPA, a successor agency to the SAPPRFT. We are not aware of any online game companies which use the same or similar VIE contractual arrangements as those Changyou use having been challenged by the SAPPRFT or the NPPA as using those VIE arrangements as an “indirect means” for foreign investors to exercise control over or participate in the operation of a domestic online game business or having been penalized or ordered to terminate operations since the SAPPRFT Online Game Notice first became effective. However, it is unclear whether and how the SAPPRFT Online Game Notice might be interpreted or implemented in the future.

On February 21, 2008, the SAPPRFT issued the Rules for the Administration of Electronic Publications (the “Electronic Publication Rules”), which were amended on August 28, 2015. The Electronic Publication Rules regulate the production, publishing and importation of electronic publications in the Chinese mainland and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other related regulations issued by the SAPPRFT, online games are classified as a type of electronic publication or Internet publication that may only be provided by a licensed electronic publishing entity with a standard publication code, and the establishment of an electronic publishing entity must be approved by the SAPPRFT. Electronic publishing entities are responsible for assuring that the content of electronic publications comply with relevant laws and regulations of the Chinese mainland, and must obtain the approval of the NPPA, a successor agency to the SAPPRFT, before publishing foreign electronic publications. The New Internet Publication Measures, which became effective on March 10, 2016 and replaced the Temporary Measures for Internet Publication Administration that had become effective in 2002, require that entities in the Internet publishing business apply for an online publishing service license instead of an Internet publishing license, that entities holding an Internet publishing license apply for an online publishing service license within a specified period of time to replace their Internet publishing license, and that all such entities obtain approval from the SAPPRFT or the NPPA prior to the publication of new online games. In addition, under the New Internet Publication Measures, Sino-foreign joint ventures and foreign-invested entities are not permitted to engage in Internet publication services, and the legal representative of an entity providing Internet publication services may not be a foreigner.

The VIE Gamease, which is the operator of TLBB PC, Blade Online and certain other licensed PC games, and the VIE Guanyou Gamespace, which provides online game services, obtained Internet publishing licenses on December 10, 2010 and October 13, 2011, respectively, and Gamease and Guanyou Gamespace have obtained online publishing service licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. TLBB PC, Blade Online and some of Changyou’s other games were historically published through third parties that were licensed electronic publishing entities, because Gamease had not obtained an Internet publishing license at the time those online games were made publicly available. New TLBB Mobile and certain of Changyou’s other existing games are currently published under an online publishing service license held by Gamease. Gamease received a renewal of its online publishing service license from the NPPA on February 29, 2024. As of the date of the filing of this annual report, the online publishing service license held by Guanyou Gamespace has expired, and Guanyou Gamespace is in the process of applying for renewal of such license. There is uncertainty as to whether Guanyou Gamespace will be able to renew such license. Current Chinese mainland regulations are not clear as to the consequences of obtaining authorization codes through third-party electronic publishing entities. While we believe that arrangements like Changyou’s are acknowledged by the SAPPRFT or the NPPA, in view of the lack of formal interpretation regarding this issue, the NPPA might challenge Changyou’s current and past practices and could subject Changyou to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the publishing activities, the revocation of Changyou’s business license, or the forced discontinuation of or restrictions on its operations.

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

The MCT issued the New Provisional Regulations for the Administration of Online Culture (the “Online Culture Regulations”), which took effect on April 1, 2011 and were amended on December 15, 2017 and replaced the Provisional Regulations for the Administration of Online Culture. The Online Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” which include cultural products that are produced specifically for Internet use, such as online music and entertainment, online games, online plays, online performances, online works of art and Web animation, and other online cultural products that through technical means, produce or reproduce music, entertainment, games, plays and other art works for Internet dissemination. Under the New Online Culture Regulations, commercial entities are required to apply to the relevant local branch of the MCT for an Online Culture Operating Permit if they engage in the production, duplication, importation, release or broadcasting of Internet cultural products; the dissemination of online cultural products on the Internet or the transmission of such products via Internet or mobile phone networks to user terminals, such as computers, phones, television sets and gaming consoles, or Internet surfing service sites such as Internet cafés; or the holding or exhibition of contests related to Internet cultural products. In January 2008, the VIE Gamease obtained an Online Culture Operating Permit, which was re-certified in October 2015 and December 2017; and in December 2010, Shanghai ICE obtained an Online Culture Operating Permit, which was re-certified in January 2014. On May 14, 2019, the MCT issued the MCT Approval Scope Notice, pursuant to which the MCT is no longer responsible for regulating the online-game industry and its local branches are no longer responsible for granting new Online Culture Operating Permits for online games, or renewing existing permits after their expiration. It is not clear whether another regulatory authority in the Chinese mainland will be designated to supervise the online game industry and whether a new permit or license that is similar to Online Cultural Operating Permit will be required for the operation of online games. On December 9, 2019, the Comprehensive Market Enforcement Supervision Bureau of the MCT issued the Notice on Law Enforcement in the Online Game Market, which stipulates that the investigation and processing of online game cases will be under the Measures of Internet Publication Service Administration, and that the Interim Measures for Online Games Administration, which became effective on August 1, 2010 and were repealed on July 10, 2019, will no longer apply to such cases.

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

The Notice on Strengthening the Approval and Administration of Imported Online Games (the “Imported Online Game Notice”), which was issued by the SAPPRFT and took effect in July 2009, states that the SAPPRFT was, and the NPPA as a successor to the SAPPRFT is, the only regulatory authority authorized by the State Council to approve the importation of online games from Offshore copyright owners, and that any enterprise which engages in online game publication and operation services within the Chinese mainland must have the game examined and approved by the SAPPRFT or the NPPA and receive from the SAPPRFT or the NPPA an Internet publishing license (or after the New Internet Publication Measures became effective on March 10, 2016, an online publishing service license). The VIEs Gamease and Guanyou Gamespace obtained Internet publishing licenses from the SAPPRFT and they have obtained online publishing service licenses under the New Internet Publication Measures to replace the Internet publishing licenses previously held by them. In addition, the Imported Online Game Notice states that activities which involve the showing, exhibition, trading and promotion of Offshore online games in the Chinese mainland must be examined and approved by the SAPPRFT or the NPPA.

The Administrative Measures for Content Self-review by Internet Culture Business Entities, which took effect in December 2013, require Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the MCT.

Registration of Software Copyrights

The Measures Concerning Registration of Computer Software Copyright, issued by the NCA, which became effective in February 2002, encourage the registration of software and afford greater protection to registered software than that afforded to unregistered software. Changyou has registered software copyrights covering all of its significant copyrightable products and enhancements.

Regulation of Internet Content

A number of regulatory authorities in the Chinese mainland, including the MIIT, the MCT, the NPPA, the NRTA and the MPS, have promulgated measures relating to Internet content. These measures prohibit certain Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or Chinese cultural traditions, or compromise State security or secrets. If an ICP license holder violates these measures, the relevant regulatory authority in the Chinese mainland may revoke its ICP license and shut down its websites.

Protection of Minors

On April 12, 2022, several regulatory authorities in the Chinese mainland jointly promulgated the Notice on Strengthening the Management of Live Streaming of Games on Online Audiovisual Program Platforms (“Notice 27”). Notice 27 prohibits minors from topping up and paying reward money, and establishes special handling channels for the refund of money paid by minors.

On October 25, 2019, the NPPA issued the Indulgence Prevention Notice, which requires online game operators to implement measures to not give minors access to online game services during specified periods of the day, imposes daily limits on minors’ length of use and spending for paid online game services, and prohibits online game operators from providing paid game services to minors under the age of eight. On August 30, 2021, the NPPA issued the Further Indulgence Prevention Notice, which provides that online game operators may only provide online game services to minors on Fridays, Saturdays, Sundays, and Chinese mainland statutory holidays for one hour per day from 8:00 p.m. to 9:00 p.m. In addition, online game operators may not provide game services to any users who have not registered using their real names.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue system, there was adopted a real-name registration system, which requires online game players to register their real identity information before they play online games and requires online game operators such as Changyou to submit the identity information of game players to the public security authorities for verification. On July 1, 2011, the SAPPRFT, the MIIT, the MOE and five other regulatory authorities in the Chinese mainland issued the Real-name Registration Notice, which took effect on October 1, 2011, to strengthen the implementation of the anti-fatigue system and real-name registration. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play online games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice is to require termination of the operation of the online game if it is found to be in violation of the Anti-Fatigue Notice, the Monitor System Circular or the Real-name Registration Notice. Changyou developed anti-fatigue and real-name registration systems for its games, and implemented them beginning in 2007. Under the systems of Changyou, game players must use real identification in order to create accounts, and in this way Changyou generally are able to tell which of their game players are minors and thus subject to these regulations. For game players who do not register, Changyou assume that they are minors. As required by the anti-fatigue rules, Changyou reduces the value of in-game benefits of game players under 18 years based on the amount of their continuous play. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points.

On January 15, 2011, the MCT, the MIIT and six other central regulatory authorities in the Chinese mainland jointly issued the Monitor System Circular, aiming to provide protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitor system was formally implemented commencing March 1, 2011.

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

Information Security and Censorship

Internet content in the Chinese mainland is also regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress enacted the Decision on Internet Security Protection in 2000, and amended it in August 2009. The decision makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and Changyou may be subject to the jurisdiction of local security bureaus. If an ICP license holder violates these measures, the relevant regulatory authority in the Chinese mainland may revoke its ICP license and shut down its websites. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which took effect on June 1, 2017 and was amended on October 28, 2025, with the amendment taking effect on January 1, 2026. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Service providers may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

Virtual Currency

On February 15, 2007, the MCT, the PBOC, and other relevant regulatory authorities in the Chinese mainland jointly issued the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games (the “Internet Cafés Notice”). Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés Notice limits the total amount of virtual currency that may be issued by online game operators and the amount that may be purchased by individual game players, and includes a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice also provides that virtual currency may only be used to purchase virtual items.

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

Import and Export of Software Technology

The Chinese mainland imposes controls on the import and export of technology and software products. Under the Regulations on Administration of Import and Export of Technologies promulgated by the State Council, which were amended on November 29, 2020, the term “technology import and export” is defined to include, among other things, the transfer or licensing of patents and know-how, and the provision of services related to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by or registration with the relevant regulatory authorities in the Chinese mainland. Under the Software Export Management and Statistics Measures promulgated in October 2001, if a company is classified as a software enterprise and has a minimum of RMB1.0 million (or approximately $139,974) in registered capital, it may engage in an export business after being registered with the relevant regulatory authorities in the Chinese mainland. All contracts which relate to the export of software products, transfer of technology or provision of related services must be filed with the relevant regulatory authorities in the Chinese mainland. The Measures for the Administration of Registration of Technology Import and Export Contracts, issued by the MOFCOM in February 2009, specify registration requirements related to the import and export of technology.

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

On August 8, 2018, the MOF and several other regulatory authorities jointly issued the Announcement on Further Regulating the Order of the Lottery Market and Comprehensively Managing the Sale of Lotteries through the Internet, which further emphasizes that business entities and individuals may not sell lottery tickets or conduct any other form of lottery business over the Internet without the approval of the MOF.

Production of Radio and Telecommunications Equipment

On September 11, 1993, the State Council and the Central Military Commission jointly issued the Regulations on the Management of Radio Operations, which were amended on November 11, 2016, under which the working frequencies, bands, and related technical indices of radio transmission equipment must conform to relevant regulations regarding radio and are required to be submitted to the state radio administration authority or its local branches for approval, and failure to submit such information for approval will result in the imposition of a fine.

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

Since 2005, the NCA, together with certain other regulatory authorities in the Chinese mainland, have jointly launched annual campaigns, which normally last for three to four months every year, specifically aiming to crack down on Internet copyright infringement and piracy. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the MPS and the MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign was Internet audio and video programs. From the time the 2010 campaign commenced in late July, the local branches of the NCA focused on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, Web hosting or Internet access services for third parties engaging in copyright infringement or piracy and infringement by the use of mobile media. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked, and such websites may be ordered to shut down. A governmental program called the “Jian Wang Campaign,” which is aimed at cracking down on network copyright infringement, has been in effect for several years. The Jian Wang Campaign for 2025, which was conducted from May through November of 2025 and targeted piracy and other forms of copyright infringement related to unauthorized dissemination and sale of films, TV dramas, micro-short dramas, short videos, animation and game related works, and computer software, aimed to strengthen the copyright protection of original works.

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

Laws and Regulations Related to Encryption Software

In October 1999, the State Council promulgated the Regulations for the Administration of Commercial Encryption, most recently amended on April 27, 2023. On September 26, 2023, the State Encryption Administration issued the Administrative Measures for the Security Assessment of Commercial Cryptography Application. These regulations address the use in the Chinese mainland of software with encryption functions.

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

On March 15, 2021, the SAMR issued the Measures for the Supervision and Administration for Online Transactions (the “Online Transaction Measures”), which became effective on May 1, 2021 and was amended on March 18, 2025, to replace the Administrative Measures on Online Transactions promulgated on January 26, 2014. The Online Transaction Measures apply to the sale of commodities and provision of services through the Internet, including through social networking and live online broadcasting within the territory of the Chinese mainland; aim at creating a fairer competitive environment for online transaction operators and a safer consumption environment for users in online transactions; and specify the responsibilities of platform operators in the course of providing online shows and e-commerce live broadcast services. Under the Online Transaction Measures, online transactions operators must comply with laws and regulations, fairly participate in market competition, and accept public supervision. In addition, the Online Transaction Measures have strengthened the protection of consumer interests and set forth more specific obligations for online transaction operators with respect to the display of their licenses and the collection of consumer personal information. On December 18, 2025, the SAMR and the CAC issued the Measures for the Supervision and Administration of Rules on Online Transaction Platforms (the “Platforms Rules Measures”), which took effect on February 1, 2026. The Platforms Rules Measures set forth detailed provisions regarding the implementation, modification, and enforcement of rules on online transaction platforms, with the goal of promoting fairness and transparency and safeguarding the legal rights and interests of all participants in online transactions. On May 26, 2016, the MIIT issued the Measures on the Settlement of Complaints of Telecommunication Services Users (the “Complaint Settlement Measures”), which took effect on July 30, 2016. The Complaint Settlement Measures require telecommunication services providers to respond to their users within fifteen days upon the receipt of any complaint delivered by such users, the failure of which will give the complaining users the right to file a complaint against the service providers with the provincial branch offices of the MIIT.

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

On August 29, 2015, the Standing Committee of the National People’s Congress issued Amendment (IX) (“Amendment (IX)”) to the Criminal Law of the People’s Republic of China (the “Criminal Law”), which strengthens the protection of personal information. Pursuant to Amendment (IX), network service providers and others who unlawfully sell or otherwise provide personal information and cause serious adverse consequences may be sentenced to prison for up to seven years. In addition, network service providers who disseminate such user information and cause serious adverse consequences, and who do not rectify the problem after they receive notice of such non-compliance from relevant regulatory authorities may be sentenced to prison for up to three years, and may also be subject to public surveillance and fines. On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the People’s Republic of China (the “Supreme People’s Procuratorate”) issued the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks, which clarifies the types of network service providers and the standards for judging whether the consequences of divulging personal information are serious and adverse.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Applicable Law for Criminal Cases with Respect to Infringement of Citizen’s Personal Information, which defines “personal information,” “the provision of personal information,” and “the illegal collection of personal information.”

The SAMR (formerly the AQSIQ and SAC) issued the Information Security Technology - Personal Information Security Specification, which came into effect on October 1, 2020. The specification clarifies the principles and security requirements for personal information processing activities, such as collection, storage, use, sharing, transfer, public disclosure, and deletion, that are applicable to the standardization of personal information processing activities of various organizations. On April 10, 2019, the MPS and the Beijing Network Industry Association issued the Guidelines for Protection of the Security of Personal Information on the Internet, which provides guidelines and recommends procedures concerning the protection of personal information applicable to enterprises providing services via the Internet as well as organizations and individuals who control and process personal information in private and non-networked environments. On June 1, 2019, the National Information Security Standardization Technical Committee issued the Internet Security Practice Guidelines - Specification of Information Necessary for Basic Business Functions of Apps, which provides further guidelines for the use and collection of personal information by network operators, and specifies the types of personal information deemed to be necessary for the operation of online services for areas such as online payment, short videos, Internet news information, and real estate transactions. On March 12, 2021, CAC, MIIT, MPS and SAMR jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, to further clarify the scope of essential personal information for common types of applications.

On January 23, 2019, the CAC, the MIIT, the MPS, and the SAMR jointly issued the Public Announcement Concerning the Illegal Collection of Personal Information by Apps, which emphasizes that App operators must comply strictly with the Internet Security Law in connection with their collection and use of personal information. On March 13, 2019, the SAMR issued the Notice on the Launch of Special Enforcement Actions to Protect Consumers and Crack Down on Violations of Personal Information of Consumers and the Announcement of the Implementation of App Security Certifications, and on October 31, 2019, the SAMR and the CAC issued the Notice of a Special Campaign to Rectify the Infringement of Legal Rights and Interests of App Users so as to further protect the rights of the App users in and to their personal information and clarify the requirements for App security certification. In addition, a number of relevant regulatory authorities and industry associations in the Chinese mainland have published a series of guidelines and standards, such as the Guidelines for Self-Assessment of Illegal Collection and Use of Personal Information by Apps issued by the Special Working Group Supervising the Illegal Collection and Use of Personal Information on March 3, 2019, and the Methods for Identification of the Illegal Collection and Use of Personal Information by Apps issued by the CAC and three other regulatory authorities in the Chinese mainland on December 30, 2019, pursuant to which App operators are encouraged to conduct self-inspection and self-rectification to enhance the protection of personal information. On November 1, 2021, the MIIT issued the Notice on Launching Action to Enhance User Awareness and Experience in Information and Communication Services, under which relevant enterprises are required to establish a list of collected personal information and a list of personal information shared with third parties and to display such two lists in their Apps. On March 28, 2025, the CAC, the MIIT, the MPS and the SAMR jointly issued the Announcement on Carrying out the 2025 Special Campaign on Personal Information Protection, which focuses on preventing the illegal collection and use of personal information in commonly used service products and typical scenarios.

On August 22, 2019, the CAC issued the Provisions on the Protection of the Personal Information of Minors on the Internet, effective on August 22, 2019, to regulate activities regarding the collection, use, and disclosure of minors’ personal information on the Internet.

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

On February 12, 2025, the CAC issued the Administrative Measures for the Compliance Audit of Personal Information Protection (the “Compliance Audit Measures”), which became effective on May 1, 2025. Under the Compliance Audit Measures, personal information processors that process the personal information of more than 10 million individuals are required to conduct a personal information protection compliance audit at least once every two years. In addition, personal information processors in specific circumstances, such as where significant risks are identified that may materially affect individual rights or where security measures are inadequate, the CAC and other competent authorities may require personal information processors to engage a professional agency to conduct a compliance audit of their personal information processing activities.

On July 18, 2025, the CAC issued the Announcement on the Submission of Information Regarding Personal Information Protection Officers (the “PIPO Announcement”), effective on the same date. The PIPO Announcement requires personal information processors that process the personal information of more than one million individuals to submit information regarding their designated personal information protection officer(s) to the local branch offices of the CAC. Such submission must be completed within 30 business days after the processing volume reaches one million individuals. For personal information processors that had already processed the personal information of more than one million individuals prior to the issuance of the PIPO Announcement, the submission deadline was August 29, 2025.

On December 29, 2025, the CAC issued the Announcement on the Submission of Compliance Audit Results for the Protection of Personal Information of Minors, effective on the same date, which requires personal information processors that process minors’ personal information to submit, by the end of January each year, the compliance audit results for the protection of minors’ personal information for the immediately preceding year.

Laws and Regulations Related to Security and Censorship

The principal pieces of laws and regulations of the Chinese mainland concerning information security and censorship are:

•	The Internet Security Law (2017, as amended in 2025);

•	The Measures for Cybersecurity Review (2022);

•	The Regulations on Security Protection of Critical Information Infrastructure (2021);

•	The Data Security Law (2021);

•	The Data Security Regulations (2024);

•	The Law of the People’s Republic of China on the Preservation of State Secrets (1988, as amended in 2010 and 2024) and related Implementing Rules (2014 and amended in 2024);

•	The Anti-spy Law of the People’s Republic of China (2014, as amended in 2023);

•	The Working Regulations for Anti-spy Security Precautions (2021);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems (1994, as amended in 2011);

•	Administrative Regulations for the Protection of Secrecy on Railway Computer Information Systems Connected to International Networks (1999);

•	Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000);

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law, which took effect on June 1, 2017 and was amended on October 28, 2025, with the amendment taking effect on January 1, 2026. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish rigorous systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. The Internet Security Law provides that providers of services over Internet networks must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel; taking technical measures to prevent computer viruses, network attacks and intrusions; taking technical measures to monitor and record network operation status and cyber security incidents; and taking data security measures such as data classification, backups and encryption. Providers of services over Internet networks are also obliged to take immediate remedial measures and report relevant information to authorities when security defects or loophole risks in the network products or services are found. The Internet Security Law sets stringent requirements for the operators of “critical information infrastructure.” These include requirements, among others, that personal information and important business data must be stored in the Chinese mainland, and requirements for national security review of any network products or services that may impact national security. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On July 30, 2021, the State Council promulgated the CII Regulations, effective on September 1, 2021. According to the CII Regulations, “critical information infrastructure” means an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, people’s livelihoods, or the public interest in the event of damage, loss of function, or data leakage. The competent regulatory authorities and supervision and management authorities of the above-mentioned industries in the Chinese mainland will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified CIIOs and the State Council’s public security department of the results. We have not been required to go through any cybersecurity review by the CAC under the Cybersecurity Laws as currently in effect; and we believe that we are unlikely to be required by the CAC to go through cybersecurity reviews due to the facts that (i) our ADSs were listed on Nasdaq before the Cybersecurity Laws went into effect, and the Cybersecurity Laws do not require Internet platform operators that hold personal information of over one million users to file supplemental applications for cybersecurity reviews of such operators’ previous issuances of their securities to foreign investors that occurred before the Cybersecurity Laws went into effect; (ii) the competent regulatory and supervisory authorities in the Chinese mainland are required under the CII Regulations to identify critical information infrastructure and the CIIOs of such critical information infrastructure, and to notify all CIIOs that have been so identified, and we have not received any such notice; (iii) the nature of the data that we process in our business is such that it is unlikely that Chinese mainland authorities would conclude that such data impact or may impact national security; and (iv) we have not been required to go through a cybersecurity review initiated by the CAC, nor are we aware of any preliminary investigation of our company by the CAC that might lead to such a review.

On December 28, 2021, several regulatory authorities in the Chinese mainland including the CAC, issued the Measures for Cybersecurity Review, which took effect on February 15, 2022 and replaced the previous version promulgated on April 13, 2020. Under the Measures for Cybersecurity Review, the following activities are subject to a cybersecurity review: (i) the purchase by critical information infrastructure operators of Internet products and services which affect or may affect national security, (ii) listings abroad by Internet platform operators that hold personal information of over one million users, and (iii) Internet platform operators’ data processing activities which affect or may affect national security. In addition, the relevant regulatory authorities in the Chinese mainland may initiate a cybersecurity review if they determine that the network products or services, or data processing activities, affect or may affect national security. Under the Measures for Cybersecurity Review, “Internet products and services” primarily refers to core network equipment, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, critical communication products, cloud computing services, and other network products and services that may have a significant impact on the security of critical information infrastructure cybersecurity and data security. Under the Measures for Cybersecurity Review, before purchasing any network products or services, CIIOs must assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the CAC if national security will or may be affected.

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

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfers (the “Data Security Assessment Measures”), which became effective on September 1, 2022 and provide that data processors are required to pass a security assessment and review by the CAC and its designated local branches before making cross-border transfers of data out of the Chinese mainland specified in the Data Security Assessment Measures. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows (the “Cross-border Data Flow Provisions”), which stipulate that if there is a conflict between the Cross-border Data Flow Provisions and the Data Security Assessment Measures, the Cross-border Data Flow Provisions will prevail. The Cross-border Data Flow Provisions specify the circumstances under which data processors must apply to the CAC through its applicable provincial branch office for a security assessment of cross-border data transfers. The enumerated circumstances include (i) CIIOs transferring personal information or important data (as defined in the Data Security Assessment Measures); and (ii) data processors other than CIIOs transferring important data, personal information (excluding sensitive personal information (as defined in the PIPL) of more than one million individuals, or sensitive personal information of more than 10,000 individuals within any particular calendar year.

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

Amendment (IX) provides, among other things discussed elsewhere in this annual report, that network service providers who do not comply with laws and regulations regarding the safe management of information on their networks and fail to correct their conduct after they receive notice of such non-compliance from relevant regulatory authorities, with results such as the dissemination of a substantial amount of illegal information or serious loss of evidence in criminal cases, may be convicted of the crime of failing to fulfill their obligations for the safe management of information on the Internet. In addition, entities and individuals are prohibited from offering such technical and other support for Internet access, online data storage, and communication transmission while knowing that recipients of any such support are conducting criminal activities through the Internet. The Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Criminal Cases Involving Illegal Use of Information Networks and Assistance in Criminal Activities Committed through Information Networks, issued on October 21, 2019, further clarifies standards for conviction of the crimes of failing to fulfill obligations for the safe management of information on the Internet and assisting in criminal activities related to information networks. On July 22, 2025, the Supreme People’s Court, the Supreme People’s Procuratorate, and the MPS jointly issued the Opinions on Several Issues Concerning Criminal Cases Involving Assistance in Criminal Activities Committed through Information Networks, which clarify the standards and policy guidelines for determining criminal liability for providing assistance in criminal activities conducted through information networks. Such opinions further stipulate that, in the event of any inconsistency between such opinions and prior relevant provisions issued by the Supreme People’s Court, the Supreme People’s Procuratorate, and the MPS, such opinions should prevail.

Accordingly, we have established an internal security committee and adopted security maintenance measures, employed a full-time supervisor and exchanged information on a regular basis with the local public security bureau with regard to sensitive or censored information and websites.

On December 31, 2021, the CAC, MIIT, MPS and SAMR jointly issued the Administrative Provisions on Algorithm Recommendations by Internet Information Services (the “Algorithm Recommendation Provisions”), which took effect on March 1, 2022. The Algorithm Recommendation Provisions provide that providers of algorithm recommendation services are not allowed to use algorithms to create fake registered user accounts, block information, or give excessive recommendations. In addition, providers of algorithm recommendation services that have the potential to influence public opinions or provoke social movement must conduct security self-assessments and enter certain information, such as the names of the service providers, the types of algorithms, and the algorithm self-assessment reports in a nationwide online system within 10 days after they start providing algorithm recommendation services. Under the Algorithm Recommendation Provisions, providers of algorithm recommendation services are required to clearly disclose to users the basic principles, purposes and primary operating mechanisms of the algorithm recommendation services. Providers of algorithm recommendation services must also provide their users with options that are not based on the users’ preferences or habits, and must cease providing the relevant algorithmic recommendation services when users choose to terminate them.

On July 10, 2023, the CAC and six other regulatory authorities in the Chinese mainland promulgated the Generative AI Services Measures, which took effect on August 15, 2023. The Generative AI Services Measures impose compliance requirements for providers of generative AI services to the general public within the Chinese mainland. The Generative AI Services Measures stipulate that providers of generative AI services related to text, image, audio, video and other content to the general public within the Chinese mainland will be responsible as “producers of Internet information content” and “personal information processors,” with the responsibilities specified in the PIPL, the Data Security Law, the Internet Security Law, and other Chinese mainland laws and regulations related to cybersecurity and personal information protection. Providers of generative AI services are required to enter into service agreements with their users and adopt effective measures to prevent minor users from over-relying upon or becoming addicted to generative AI services. In addition, providers of generative AI services that have the potential to influence public opinion or provoke social agitation are required to conduct security assessments and complete filings in accordance with the Algorithm Recommendation Provisions.

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

On March 7, 2025, the CAC, the MIIT, the MPS, and the NRTA jointly issued the Measures for the Labeling of Artificial Intelligence-Generated and Synthetic Content (the “Labeling Measures”), which took effect on September 1, 2025. The Labeling Measures require relevant Internet information service providers to apply explicit or implicit labels to AI-generated and synthetic content and implement measures to regulate its dissemination.

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

On December 4, 2009, the MIIT and three other regulatory authorities in the Chinese mainland jointly issued the Anti-Pornography Notice to crack down on online pornography. Pursuant to the Anti-Pornography Notice, rewards of up to RMB10,000 (or approximately $1,400) will be provided to Internet users who report websites that feature pornography, and a committee has been established to review such reports to determine an appropriate award. During a Chinese mainland anti-pornography campaign conducted in 2014, many websites (including mobile websites) that contained pornography were closed down. In addition, China Mobile announced a temporary suspension of billing for Wireless Application Protocol services, as a means of fighting against websites providing pornographic content.

On April 13, 2014, the National Working Group on Anti-Pornography and three other regulatory authorities in the Chinese mainland jointly issued the Anti-Pornography Proclamation, which requires Internet service providers to immediately remove texts, images, video, advertisements, and other information that contain pornographic content. The relevant regulatory authority in the Chinese mainland may order enterprises or individuals who flagrantly produce or disseminate pornographic content to stop conducting business, and may revoke relevant administrative permits. Moreover, an enterprise or individual who provides telecom operation services, network access services, advertising services or payment services to facilitate dissemination of pornographic content may have criminal or civil penalties imposed under the Criminal Law and other relevant laws and regulations.

Laws and Regulations Related to Unfair Competition

Pursuant to the Unfair Competition Law of the People’s Republic of China (the “Unfair Competition Law”), adopted by the Standing Committee of the National People’s Congress on November 4, 2017 and amended on April 23, 2019 and June 27, 2025, a business operator is prohibited from taking any of the following actions:

•	unauthorized use of marks that are the same as or similar to the names, packaging, or decoration of another party’s products;

•	unauthorized use of another party’s organizational name or the name of an individual;

•	unauthorized use of another party’s domain name, website name, webpage, new media account name, application name, or icon (or similar identifiers);

•

unauthorized use of another party’s registered trademark or well-known unregistered trademark as the trade name in an enterprise name, or setting another party’s goods name, enterprise name, registered trademark, or well-known unregistered trademark as a search keyword, where such acts are likely to cause a third party to mistakenly believe that the goods are those of the other party or that there is a specific connection with the other party; and

•	other actions causing a third party to mistakenly believe that another party’s product is that of the business operator.

The Unfair Competition Law forbids business operators to pay bribes in order to gain an opportunity or competitive advantage in a business transaction or to misappropriate the trade secrets of another, and prohibits relevant entities and individuals from accepting bribes. “Trade secrets,” as defined in the Unfair Competition Law, refers to technical information, operating information, and other commercial information with commercial value that has not been released to the public, and is subject to appropriate measures to protect its confidentiality. On September 10, 2020, the Supreme People’s Court promulgated the Regulations on Several Issues Concerning the Application of Law in the Trial of Civil Cases of Infringement of Trade Secrets, which clarify the definition of trade secrets under the Unfair Competition Law, and provides guidance concerning, among other matters, confidentiality obligations, determination of infringement, and civil liabilities.

The Unfair Competition Law also stipulates that an Internet business operator may not, without the consent of another Internet business operator, insert links into the Internet products and services of such other Internet business operator in order to re-direct user traffic; may not mislead or compel users to modify, terminate, or un-install any Internet products or services of another Internet business operator; may not take actions in bad faith to cause an Internet product or service of another Internet business operator to be unusable by users of the other business operator’s properties; by means of fraud, coercion, circumvention or sabotage of technical management measures, or other improper means, acquire or use data lawfully held by other business operators, thereby harming the legitimate rights and interests of other business operators or disrupting market competition order; abuse platform rules, directly engage or instruct others to engage in false transactions, fake reviews, or malicious returns against other business operators, thereby harming their legitimate rights and interests and disrupting the order of market competition; or force, or in a disguised manner force, business operators using the platform to sell goods at prices below cost pursuant to platform pricing rules, thereby disrupting the order of market competition. On May 6, 2024, the SAMR promulgated the Interim Provisions Against Internet Unfair Competition, which became effective on September 1, 2024 and aim to strengthen supervision of Internet unfair competition activities. The provisions specify the circumstances under which an operator may not use technical means to impede or disrupt the normal operation of Internet products or services legally provided by other operators. In addition, the provisions stipulate specific requirements applicable to platform operators, including that (i) platform operators must not use service agreements, transaction rules, or other means to impose unreasonable restrictions or conditions on operators using the platform; and (ii) platform operators must take in a timely manner measures necessary to address unfair competition activities of operators using the platform, maintain relevant records, and report to the relevant authorities.

An amendment of the Unfair Competition Law that became effective on January 1, 2018 increased the maximum amount of administrative penalties that may be imposed for violations. An additional amendment of the Unfair Competition Law that became effective on April 23, 2019 increased the amount of administrative penalties that may be imposed for malicious misappropriation of trade secrets. A further amendment of the Unfair Competition Law that became effective on June 27, 2025 introduced penalties for accepting commercial bribes, and further increased the maximum administrative penalties for violations, including trade secret infringement and Internet unfair competition activities.

In addition, the Supreme People’s Court promulgated the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Unfair Competition Law of the People’s Republic of China, which became effective on March 20, 2022. This interpretation provides guidance on how to conduct trials involving unfair competition, protect the legal rights and interests of business operators, and maintain orderly market competition.

Regulation of M&A and Overseas Listings

On August 8, 2006, the MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the SAMR, the CSRC, and the SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include provisions that purport to require that an Offshore special purpose vehicle formed for purposes of the overseas listing of equity interests in Chinese mainland companies and controlled directly or indirectly by Chinese mainland companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

Laws and Regulations Related to Antitrust

On August 30, 2007, the Standing Committee of the National People’s Congress adopted the Anti-Monopoly Law, which took effect on August 1, 2008 and was amended on June 24, 2022. Pursuant to the Anti-Monopoly Law, monopolistic conduct, including entering into monopolistic agreements, abuses of dominant market position, and Concentrations of Undertakings that have the effect of eliminating or restricting competition, is prohibited and business operators must not use data, algorithms, technologies, capital advantages and/or platform rules to conduct any monopolistic activities that are prohibited by the Anti-Monopoly Law. To further implement the Antitrust Law and clarify certain issues, the State Council, the MOFCOM, the NDRC, and the SAMR issued several regulations and rules, including the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings which were issued by the State Council on August 3, 2008 and amended on September 18, 2018; the Regulations on the Prohibition of Monopolistic Agreements, which were issued by the SAMR on March 10, 2023 and took effect on April 15, 2023 to replace the Interim Regulations on the Prohibition of Monopolistic Agreements and were further amended on December 9, 2025; the Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position, which were issued by the SAMR on March 10, 2023 and took effect on April 15, 2023 to replace the Interim Regulations on the Prohibition of Conduct Constituting an Abuse of a Dominant Market Position issued by the SAMR; the Declaration Rules for Concentrations of Undertakings originally issued by the MOFCOM on January 5, 2009, amended by the MOFCOM on June 6, 2014, and re-issued by the SAMR on September 29, 2018; the Provisions on Reviewing Concentration of Undertakings, which were issued by the SAMR on March 10, 2023 and took effect on April 15, 2023 to replace the Interim Provisions on Reviewing Concentrations of Undertakings issued by the SAMR; the Guidelines for Reviewing Horizontal Concentrations of Undertakings issued by the SAMR on December 10, 2024; and the Guidelines for Reviewing Non-Horizontal Concentrations of Undertakings issued by the SAMR on December 15, 2025.

Taken together these various laws and regulations provide for the following:

Monopolistic Agreement: Competing business operators may not enter into monopolistic agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, unless such agreements satisfy the exemptions under the Antitrust Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized enterprises or where the business operators can demonstrate that their market share in the relevant market falls below the prescribed thresholds and other conditions set by the antitrust authority authorized by the State Council are satisfied. Sanctions for violations include an order to cease the relevant activities, confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or up to RMB5.0 million (or approximately $0.7 million) if no sales revenue was generated in the previous year, or RMB3.0 million (or approximately $0.4 million) if the transactions contemplated by monopolistic agreement have not been carried out).

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

Concentration of Undertakings: pursuant to the Anti-Monopoly Law, where a Concentration of Undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be lodged in advance with the antitrust authority under the State Council. If a business operator fails to make a required declaration with, or if a properly made declaration has not been approved by, the relevant antitrust authority, the Concentration of Undertakings may not be effected. “Concentration of Undertakings” refers to (i) a merger of enterprises; (ii) acquiring control over other enterprises by an enterprise through acquiring equities or assets; or (iii) acquiring control over, or the possibility of exercising decisive influence on, an enterprise by contract or by any other means. Under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, the thresholds for prior notification of Concentration of Undertakings are the following:

•

the combined worldwide turnover of all of the subject enterprises in the preceding financial year is more than RMB12.00 billion (or approximately $1.68 billion), and the nationwide turnover within the Chinese mainland of each of at least two of the subject enterprises in the preceding financial year is more than RMB800.0 million (or approximately $112.0 million); or

•

the combined nationwide turnover within the Chinese mainland of all the subject enterprises in the preceding financial year is more than RMB4.00 billion (or approximately $559.9 million), and the nationwide turnover within the Chinese mainland of each of at least two of the subject enterprises in the preceding financial year is more than RMB800.0 million (or approximately $112.0 million).

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

On February 7, 2021, the Anti-Monopoly Committee of the State Council issued the Platform Economy Guidelines. The Platform Economy Guidelines were drafted under the framework of the Antitrust Law and, while taking into account the characteristics of the Internet platform economy, give guidance for Internet platform economy operators regarding monopolistic agreements, abuses of dominance, and Concentrations of Undertakings. The Platform Economy Guidelines also stipulate that any Concentrations of Undertakings involving VIE structures fall within the scope of anti-monopoly review.

On January 28, 2026, the SAMR issued the Internet Platform Guidelines, which focus on the prevention of anti-monopoly compliance risks specified in the Platform Economy Guidelines and provide guidance to Internet platform operators on establishing a systematic anti-monopoly compliance management system to address such risks.

Regulation of Foreign Currency Exchange and Dividend Distribution

The principal regulations governing foreign currency exchange in the Chinese mainland are the Foreign Exchange Administration Regulations of the People’s Republic of China, which were issued by the State Council on January 29, 1996 and effective as of April 1, 1996 and amended on January 14, 1997, August 5, 2008, September 23, 2012, and October 23, 2014 (as amended, the “FX Regulations”). Under the FX Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the Chinese mainland, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a Chinese mainland-based subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in the Chinese mainland. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, FIEs may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant regulatory authorities in the Chinese mainland.

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

Furthermore, under the Corporate Income Tax Law of the People’s Republic of China (the “CIT Law”), which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, the maximum rate for withholding tax imposed on dividend payments from Chinese mainland foreign-invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the CIT Law Implementing Regulations issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between Chinese mainland and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by tax authorities in the Chinese mainland are satisfied.

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
Sohu Search
100%
Sohu HK
100%
Changyou HK
100%
Changyou Korea
Outside the Chinese mainland
Inside the Chinese mainland
3%(1)
100%
AmazGame
84%
Video Tianjin
29%
71%
Sohu Media
100%
Sohu New Momentum
100%
Sohu Era
100%
Gamespace
100%
Changyou Chuangxiang
100%
Gamease
13%
100%
High Century
100%
Guanyou Gamespace
100%
Shanghai ICE
100%
Tianjin Jinhu
100%
Sohu Internet
100%
Donglin
100%
Guangzhou Qianjun
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

Principal Variable Interest Entities

As of the date of the filing of this annual report, the following are the principal VIEs in the Chinese mainland that we established, or the contracts with which we succeeded to, to perform value-added telecommunications services, online games, Internet publishing, online news information services, online audiovisual transmission, and certain other business activities in the Chinese mainland, because of the Chinese mainland’s legal restrictions on direct foreign investment in and operation of value-added telecommunications businesses, which restrictions are discussed in “Governmental Regulation and Legal Uncertainties - Specific Statutes and Regulations - Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies.” We entered into contractual arrangements between the VIEs and our Chinese mainland subsidiaries that govern a substantial portion of our operations, including those of the marketing services business, the online game business and the other business. These entities are consolidated in Sohu’s consolidated financial statements, and noncontrolling interest is recognized when applicable. For a discussion of risks related to our VIE arrangements, please see Item 3. Key Information - Risk Factors - Risks Related to Our Corporate Structure “- We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business; these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses; and the contracts may be difficult to enforce” and “- A failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business and financial condition.”

•

Beijing Century High-Tech Investment Co., Ltd., or High Century, incorporated in 2001. Dr. Charles Zhang, our Chairman of the Board and Chief Executive Officer, and Wei Li, one of our employees, hold 80% and 20% interests, respectively, in this entity;

•	Beijing Sohu Internet Information Service Co., Ltd., or Sohu Internet, incorporated in 2003. High Century holds a 100% interest in this entity;

•	Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, incorporated in 2007. High Century holds a 100% interest in this entity;

•	Beijing Sohu Donglin Advertising Co., Ltd., or Donglin, incorporated in 2010. High Century holds a 100% interest in this entity;

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. As a result of various factors, including those set forth under “Item 3. Key Information-Risk Factors” and elsewhere in this annual report on Form 20-F, our actual future results may be materially different from what we expect.

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

Starting in 2025, we changed the name of our “brand advertising business,” as described in our annual and other reports previously filed with the SEC, to the “marketing services business.” This change is intended to more accurately reflect the nature of the business, which consists primarily of advertising and other marketing-related services. We have updated the names of related financial measures and disclosures in this annual report (including our consolidated financial statements accompanying this annual report) to align with this updated terminology.

For the year ended December 31, 2025, our total revenues were approximately $584.3 million, representing a decrease of 2% compared to 2024, and our gross margin increased from 72% to 77%. Our marketing services business generated revenues of $60.0 million, with an 18% annual decrease, representing 10% of total revenues. Our online game business generated revenues of $505.7 million, with a 1% annual increase, representing 87% of total revenues. In 2025, our net income from continuing operations was $394.1 million, compared to a net loss from continuing operations of $100.2 million in 2024. Diluted net income from continuing operations per share attributable to Sohu.com Limited was $13.96 in 2025, compared to a diluted net loss from continuing operations per share attributable to Sohu.com Limited of $3.13 in 2024.

Factors and Trends Affecting our Business

The range of mobile Internet services continues to expand, reflecting a continual shift in user activity from PCs to mobile devices and an increase in the number of Internet users. We have focused our efforts on developing a portfolio of mobile products across our business lines.

For Sohu, during 2025 we continued to refine our flagship Apps and seek to better meet users’ needs and enhance user experience by expanding premium content offerings, upgrading technology and algorithms, and integrating resources on our platform. We worked closely with professional media organizations and other content providers on the production of high-quality content. We also encouraged users to generate content, communicate, and distribute content, which not only provided us with abundant content, but also enabled users to build social networks on our platform. We continued to work on a series of science-related live broadcasts, including highly regarded IP, which we believe reinforced our reputation and strengthened our differentiated competitive advantages. In addition, leveraging the synergy of our product matrix, we continued to host a variety of events and activities to further build a vigorous social networking platform, providing users with abundant opportunities for online and offline communications. These activities gained widespread recognition and popularity, improved user engagement, and continually infused a large amount of content and traffic onto our platform. To attract and retain users, we have incurred expenses for content and user acquisition, as well as for promotion of our products and services. We may increase such expenditures in the future. Further, we have continually innovated our content offerings and combined them to customized brand marketing solutions for advertisers through various campaigns, which have generated premium content, gained recognition from both users and advertisers and further consolidated our brand influence and monetization value. The advertising market continued to face uncertainties, which have had, and may continue to have, an adverse impact on our revenues and results of operations.

For Changyou, during 2025, as market competition further intensified and user demands kept evolving, Changyou adhered to its “Top Games” strategy, kept close track of changing market trends and user demand, continued to optimize its development process to improve product success rate and game-development efficiency. Changyou also actively sought to unlock the potential of the Tian Long Ba Bu IP and to expand its international presence. Going forward, Changyou plans to continue to enhance its capabilities in game design and game production; continue to embrace technological advances, such as AI technologies, to improve efficiency and drive innovation; and further invest in team building and talent development. While maintaining its core competitiveness in MMORPGs, Changyou also plans to expand its game portfolio with additional types of card-based RPGs, sports games, casual games, and strategy games.

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

Based on the annual impairment test conducted as of October 1, 2025, the fair value of the reporting unit was less than its carrying value, indicating that the goodwill was impaired. We recognized a $37.0 million goodwill impairment loss for the year ended December 31, 2025. The nature of the key assumptions did not change significantly throughout the periods presented.

See “Note 2 - Summary of Significant Accounting Policies” and “Note 13 - Goodwill” of the Notes to Consolidated Financial Statements for more information regarding goodwill.

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

The nature of the key assumptions did not change significantly throughout the periods presented.

See “Note 2 - Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding expected credit losses.

RESULTS OF OPERATIONS

Revenues

The following table presents our revenues by revenue source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2023		2024		2025		2024 vs 2023		2025 vs 2024
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Revenues:
Marketing services	$88,689	15%	$73,465	12%	$59,972	10%	$(15,224)	(17)%	$(13,493)	(18)%
Online games	479,697	80%	502,389	84%	505,738	87%	22,692	5%	3,349	1%
Others	32,286	5%	22,545	4%	18,623	3%	(9,741)	(30)%	(3,922)	(17)%

Total revenues	$600,672	100%	$598,399	100%	$584,333	100%	$(2,273)	0%	$(14,066)	(2)%

Marketing Services Revenues

Marketing services revenues were $60.0 million for 2025, compared to $73.5 million and $88.7 million, respectively, for 2024 and 2023. The year-on-year reduction in marketing services revenues resulted mainly from changes in the macroeconomic environment, as well as an imbalance between strong supply and weak demand in the Chinese mainland market.

Sohu

Revenues from Sohu were $56.8 million for 2025, compared to $69.7 million and $83.7 million, respectively, for 2024 and 2023. The number of advertisers was 819, 1,059 and 1,493, respectively, for 2025, 2024 and 2023. The average amount spent per advertiser was approximately $69,000, $66,000, and $56,000, respectively, for 2025, 2024 and 2023.

Changyou

Revenues from Changyou’s 17173.com Website were $3.2 million for 2025, compared to $3.8 million and $5.0 million, respectively, for 2024 and 2023. The number of advertisers was 69, 62 and 60, respectively, for 2025, 2024 and 2023. The average amount spent per advertiser was approximately $46,000, $61,000 and $83,000, respectively, for 2025, 2024 and 2023.

Other information

Sales to our five largest advertising agencies and advertisers comprised approximately 24% of total marketing services revenues for 2025, compared to 24% and 28%, respectively, for 2024 and 2023. As of December 31, 2025, 2024 and 2023, we recorded $2.5 million, $2.1 million and $2.7 million, respectively, of receipts in advance from advertisers. As of December 31, 2025, we had obligations to provide, and advertisers had obligations to purchase, marketing services under existing contracts in the amount of $9.3 million that are required to be provided during the year ending December 31, 2026.

Online Game Revenues

Revenues from the online game business were $505.7 million for 2025, compared to $502.4 million and $479.7 million, respectively, for 2024 and 2023.

Revenues from PC games were $412.7 million for 2025, compared to $359.3 million and $368.7 million, respectively, for 2024 and 2023, representing 82%, 72% and 77%, respectively, of Changyou’s online game revenues for the corresponding years. The dominant PC game operated by Changyou is TLBB PC. In 2025, TLBB PC generated revenues of $306.9 million, accounting for approximately 61% of Changyou’s online game revenues, approximately 60% of Changyou’s total revenues, and approximately 53% of the Sohu Group’s total revenues. The year-on-year increase in PC game revenues for 2025 was $53.4 million, mainly due to the revenue contribution from TLBB: Return, a new game that Changyou launched in 2025.

Revenues from mobile games were $93.0 million for 2025, compared to $143.1 million and $111.0 million, respectively, for 2024 and 2023. The dominant mobile game operated by Changyou was Legacy TLBB Mobile. In 2025, the mobile game Legacy TLBB Mobile generated revenues of $41.4 million, accounting for approximately 8% of Changyou’s online game revenues, approximately 8% of Changyou’s total revenues, and approximately 7% of the Sohu Group’s total revenues. The year-on-year decrease in mobile game revenues for 2025 was $50.1 million, mainly due to a natural decline in Changyou’s older games.

The following table sets forth certain operating data for Changyou’s PC games and mobile games for the periods indicated:

Average Monthly Active Accounts (1)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2023	2.2	1.6	2.2	1.3	2.2	2.3	2.3	1.7
2024	2.3	2.8	2.2	4.9	2.2	3.2	2.3	2.6
2025	2.3	2.1	2.3	1.9	2.7	1.9	2.8	1.9

Quarterly Aggregate Active Paying Accounts (2)	Three Months Ended March 31		Three Months Ended June 30		Three Months Ended September 30		Three Months Ended December 31
(in millions)	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games	PC games	Mobile games
2023	0.9	0.3	0.9	0.3	1.0	0.5	0.9	0.3
2024	0.9	0.3	0.9	1.1	0.9	1.1	1.0	0.4
2025	1.0	0.4	0.9	0.3	1.1	0.3	1.1	0.3

(1)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(2)	Quarterly Aggregate Active Paying Accounts for a given quarter refers to the number of accounts from which game points are used at least once during the quarter.

Other Revenues

Revenues from other services were $18.6 million for 2025, compared to $22.5 million and $32.3 million, respectively, for 2024 and 2023. The year-on-year decrease for 2025 was $3.9 million, which was mainly attributable to a $1.3 million decrease in revenue from paid subscription services, and a $1.1 million decrease in interactive broadcasting services. The year-on-year decrease for 2024 was $9.8 million, which was mainly attributable to a $7.1 million decrease in revenue from paid subscription services, and a $1.2 million decrease in revenue sharing from other platforms.

Costs and Expenses

Cost of Revenues

The following table presents our cost of revenues by source and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2023		2024		2025		2024 vs 2023		2025 vs 2024
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Cost of revenues:
Marketing services	$71,103	48%	$66,579	40%	$53,451	41%	$(4,524)	(6)%	$(13,128)	(20)%
Online games	65,029	45%	88,495	53%	71,804	54%	23,466	36%	(16,691)	(19)%
Others	9,625	7%	10,759	7%	6,234	5%	1,134	12%	(4,525)	(42)%

Total cost of revenues	$145,757	100%	$165,833	100%	$131,489	100%	$20,076	14%	$(34,344)	(21)%

Cost of Marketing Services Revenues

Cost of marketing services revenues was $53.5 million for 2025, compared to $66.6 million and $71.1 million, respectively, for 2024 and 2023.

The year-on-year decrease for 2025 was $13.1 million, which mainly consisted of a $9.4 million decrease in salary and benefits expenses, and a $3.2 million decrease in content and license costs.

The year-on-year decrease for 2024 was $4.5 million, which mainly consisted of a $2.4 million decrease in bandwidth service costs, a $1.1 million decrease in costs incurred for content marketing campaigns, and a $1.1 million decrease in salary and benefits expenses.

Our marketing services gross margin was 11% for 2025, compared to 9% and 20%, respectively, for 2024 and 2023.

Cost of Online Game Revenues

Cost of online game revenues was $71.8 million for 2025, compared to $88.5 million and $65.0 million, respectively, for 2024 and 2023.

The year-on-year decrease in cost of online game revenues for 2025 was $16.7 million. The decrease included a $12.3 million decrease in revenue-sharing payments to licensors, game developers, and third-party Internet platforms, a $2.9 million decrease in salary and benefits expenses, and a $1.5 million decrease in bandwidth service costs.

The year-on-year increase in cost of online game revenues for 2024 was $23.5 million. The increase included a $20.6 million increase in revenue-sharing payments to licensors, game developers, and third-party Internet platforms, and a $1.8 million increase in bandwidth service costs.

Our online game gross margin was 86% for 2025, compared to 82% and 86%, respectively, for 2024 and 2023.

Cost of Other Revenues

Cost of other revenues was $6.2 million for 2025, compared to $10.8 million and $9.6 million, respectively, for 2024 and 2023. The year-on-year decrease for 2025 was $4.6 million, which was mainly due to a $6.6 million decrease in content and license costs related to paid subscription services, and a $0.9 million decrease in revenue-sharing payments related to interactive broadcasting services, offset by a $3.2 million increase in revenue-sharing payments related to payment channels. The year-on-year increase for 2024 was $1.2 million, which was mainly due to a $3.3 million increase in content and license costs related to paid subscription services, offset by a $1.8 million decrease in revenue-sharing payments related to payment channels.

Operating Expenses

The following table presents our operating expenses by nature and by proportion for the periods indicated (in thousands, except percentages):

	Year ended December 31,
	2023		2024		2025		2024 vs 2023		2025 vs 2024
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Incremental ratio	Amount	Incremental ratio
Operating expenses:
Product development	$279,842	52%	$255,233	47%	$247,507	45%	$(24,609)	(9)%	$(7,726)	(3)%
Sales and marketing	213,449	39%	235,824	44%	188,989	35%	22,375	10%	(46,835)	(20)%
General and administrative	48,934	9%	50,910	9%	73,198	13%	1,976	4%	22,288	44%
Goodwill impairment	0	0%	0	0%	36,955	7%	0	0%	36,955	100%

Total operating expenses	$542,225	100%	$541,967	100%	$546,649	100%	$(258)	0%	$4,682	1%

Product Development Expenses

Product development expenses were $247.5 million for 2025, compared to $255.2 million and $279.8 million, respectively, for 2024 and 2023.

The year-on-year decrease for 2025 was $7.7 million, representing a year-on-year decrease of 3%. The decrease mainly consisted of an $8.9 million decrease in content and license costs, offset by a $1.5 million increase in professional fees.

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

Sales and Marketing Expenses

Sales and marketing expenses were $189.0 million for 2025, compared to $235.8 million and $213.4 million, respectively, for 2024 and 2023.

The year-on-year decrease for 2025 was $46.8 million, representing a year-on-year decrease of 20%. The decrease mainly consisted of a $40.4 million decrease in advertising and promotional expenses, and a $5.7 million decrease in salary and benefits expenses.

The year-on-year increase for 2024 was $22.4 million, representing a year-on-year increase of 10%. The increase mainly consisted of a $28.1 million increase in advertising and promotional expenses, offset by a $3.2 million decrease in salary and benefits expenses, and a $2.1 million decrease in professional fees.

General and Administrative Expenses

General and administrative expenses were $73.2 million for 2025, compared to $50.9 million and $48.9 million, respectively, for 2024 and 2023.

The year-on-year increase for 2025 was $22.3 million, representing a year-on-year increase of 44%. The increase consisted of a $13.4 million increase in expenses related to legal proceedings and professional fees, and a $7.8 million increase in salary and benefits expenses.

The year-on-year increase for 2024 was $2.0 million, representing a year-on-year increase of 4%. The increase mainly consisted of a $1.7 million increase in bad debts expense.

Goodwill Impairment

In 2025, we recognized a $37.0 million goodwill impairment loss associated with the Sohu reporting unit, which was mainly driven by a decline in the fair value of real estate held by the Sohu reporting unit for the production of rental income. In 2024 and 2023, there was no goodwill impairment. See “Note 13 - Goodwill” of the Notes to Consolidated Financial Statements for more information.

Share-based Compensation Expense

Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2023, 2024 and 2025 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2023	2024	2025
Cost of revenues	$17	$1	$0
Product development expenses	156	19	0
Sales and marketing expenses	26	22	6
General and administrative expenses	509	(72)	1,493

	$708	$(30)	$1,499

Share-based compensation expense was recognized for share-based awards of Sohu and Changyou for the years ended December 31, 2023, 2024 and 2025 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2023	2024	2025
For Sohu share-based awards	$96	$73	$6
For Changyou share-based awards	612	(103)	1,493

	$96	$(30)	$1,499

There was no capitalized share-based compensation expense for the years ended December 31, 2023, 2024 and 2025.

Operating Profit/(Loss)

We had an operating loss of $93.8 million for 2025, compared to operating loss of $109.4 million and $87.3 million, respectively, for 2024 and 2023.

Other Income/(Expense)

Other income was $16.6 million for 2025, compared to $22.1 million and $35.7 million, respectively, for 2024 and 2023.

Interest Income

Interest income was $29.1 million for 2025, compared to $38.6 million and $45.2 million, respectively, for 2024 and 2023.

Income Tax Expense/(Benefit)

Income tax benefit was $443.6 million for 2025, compared to income tax expense of $52.1 million and $60.4 million, respectively, for 2024 and 2023.

The difference in income tax benefit for 2025 compared to income tax expense for 2024 was $495.7 million, which mainly consisted of (i) a $290.4 million decrease in deferred tax expense resulting primarily from the full reversal, upon a change in the Sohu Group’s dividend policy for Changyou, of a withholding income tax that had previously been recorded in relation to that policy and (ii) a $214.3 million decrease in U.S. corporate income tax, resulting primarily from recognition of a tax benefit related to the Toll Charge of $199 million, offset by (iii) accrued regular income tax expense of $6.8 million. Also see “Note 15 - Taxation - Income Tax - Treatment of Toll Charge Related to the U.S. TCJA” and “- Chinese Mainland Withholding Income Tax on Dividends” of the Notes to Consolidated Financial Statements for more information.

The difference in income tax expense for 2024 compared to 2023 resulted primarily from deferred tax expenses of $6.7 million, accrued regular income tax expense of $4.3 million, offset by $2.5 million for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit.

Net Income/(Loss)

As a result of the foregoing, we had net income from continuing operations of $394.1 million for 2025, compared to a net loss of $100.2 million and $66.1 million, respectively, for 2024 and 2023.

We had net income from discontinued operations of nil for 2025, compared to net income of nil and $35.4 million, respectively, for 2024 and 2023.

Net Income/(loss) Attributable to Noncontrolling Interest

Our net loss from continuing operations attributable to noncontrolling interest was $9,000 for 2025, compared to net income from continuing operations attributable to noncontrolling interest of $31,000, and a net loss attributable to noncontrolling interest of $265,000, respectively, for 2024 and 2023.

Net income/(Loss) attributable to Sohu.com Limited

As a result of the foregoing, we had net income from continuing operations of $394.1 million attributable to Sohu.com Limited for 2025, compared to a net loss of $100.3 million and $65.8 million attributable to Sohu.com Limited, respectively, for 2024 and 2023.

We had net income from discontinued operations of nil attributable to Sohu.com Limited for 2025, compared to net income of nil and $35.4 million attributable to Sohu.com Limited, respectively, for 2024 and 2023.

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

As of December 31, 2025, we had cash and cash equivalents of approximately $128.3 million, short-term investments of $702.4 million, and long-term time deposits of $350.7 million. Of our cash and cash equivalents, $55.6 million was held in financial institutions inside the Chinese mainland and $72.7 million was held in financial institutions outside of the Chinese mainland. Of the cash and cash equivalents held in financial institutions inside the Chinese mainland, $14.4 million was held by VIEs and $41.2 million was held by our Chinese mainland-based subsidiaries.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs, commitments, capital expenditures, and investment activities for at least the next twelve months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

See “Item 3. Key Information - Risk Factors - Risks Related to the Chinese Mainland’s Regulatory Environment - Restrictions on currency exchange may limit our ability to use our revenues effectively,” “- Sohu.com Limited and our other Offshore entities may not be able to obtain cash from dividends distributed by our Chinese mainland-based subsidiaries because such subsidiaries and VIEs located in the Chinese mainland are subject to restrictions imposed by Chinese mainland law on paying such dividends and making other payments.” See also “Restrictions and Limitations on Cash Available to Sohu.com Limited” below and Item 11 “Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Exchange Rate Risk.”

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	Year Ended December 31,
	2023	2024	2025
Net cash used in continuing operating activities	$(25,567)	$(48,018)	$(4,762)
Net cash used in operating activities	(25,567)	(48,018)	(4,762)
Net cash provided by/(used in) continuing investing activities	(291,665)	(113,360)	24,843
Net cash provided by/(used in) investing activities	(291,665)	(113,360)	24,843
Net cash used in continuing financing activities	(6,560)	(40,875)	(54,077)
Net cash used in financing activities	(6,560)	(40,875)	(54,077)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11,982)	(3,508)	2,377

Net decrease in cash, cash equivalents and restricted cash	(335,774)	(205,761)	(31,619)
Cash, cash equivalents and restricted cash at beginning of period	701,462	365,688	159,927

Cash, cash equivalents and restricted cash at end of period	$365,688	$159,927	$128,308

Cash, cash equivalents and restricted cash of continuing operations, end of year	365,688	159,927	128,308

Net Cash Used in Operating Activities

For 2025, $4.8 million net cash used in continuing operating activities was primarily attributable to our net income of $394.1 million, adjusted by (i) the add back of non-cash items consisting of $37.0 million of goodwill impairment, $25.0 million of depreciation and amortization expenses, $3.9 million of change in fair value of financial instruments, $1.5 million of share-based compensation expense, and $0.9 million of allowance for credit losses, (ii) offset by $271.8 million of deferred income tax benefit resulting primarily from a reversal of withholding income tax expense related to Changyou, $0.6 million of disposal of fixed assets, and $0.5 million of investment income from long-term investments. The decrease in cash from $194.2 million in working capital items, resulting primarily from a reversal of income tax expense of $199.0 million related to the Toll Charge (as defined and discussed in the Notes to Consolidated Financial Statements included elsewhere in this annual report), is also included in operating cash flow.

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

Net Cash Provided by/(Used in) Investing Activities

For 2025, $24.8 million net cash provided by continuing investing activities was primarily attributable to (i) $1.86 billion in proceeds from short-term investments and time deposits, and $0.9 million in cash received from other investing activities, offset by (ii) $1.83 billion used in the purchase of short-term investments and time deposits, and $9.7 million used in the purchase of fixed assets and intangible assets.

For 2024, $113.4 million net cash used in continuing investing activities was primarily attributable to (i) $1.94 billion used in the purchase of short-term investments and time deposits, and $19.9 million used in the purchase of fixed assets and intangible assets, offset by (ii) $1.83 billion in proceeds from short-term investments and time deposits, and $0.6 million cash received from other investing activities.

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

Net Cash Used in Financing Activities

For 2025, $54.1 million net cash used in continuing financing activities was used in the repurchase of shares.

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

Sohu.com Limited and our other Offshore entities may need to rely on dividends and other distributions on equity paid by Chinese mainland-based subsidiaries to fund any cash requirements those Offshore entities may have. The ability of Sohu.com Limited’s direct subsidiaries to receive dividends and distributions from our Chinese mainland-based subsidiaries and the VIEs, and the amount of cash available for distribution to, and use by, Sohu.com Limited, are subject to certain restrictions and limitations related to Chinese mainland law and our subsidiary and VIE structure. We do not expect any of such restrictions or limitations to have a material impact on our ability to meet our cash obligations.

Chinese Mainland Regulations Related to Profit Appropriation, Withholding Tax on Dividends and Foreign Currency Exchange

Regulations of the Chinese mainland currently permit payment of dividends of a Chinese mainland company only out of accumulated profits as determined in accordance with accounting standards and regulations in the Chinese mainland. Our Chinese mainland-based subsidiaries are also required to set aside each year to their general reserves at least 10% of their after-tax profit based on Chinese mainland accounting standards, until the cumulative amount reaches 50% of their paid-in capital. These reserves may not be distributed as cash dividends, or as loans or advances. Our Chinese mainland-based subsidiaries may also allocate a portion of their after-tax profits, at the discretion of their Boards of Directors, to their staff welfare and bonus funds. Any amounts so allocated would not be available for distribution to Sohu.com Limited or our other Offshore entities.

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

Chinese Mainland Restrictions Related to the VIE Structure

A significant portion of our operations is conducted through VIEs, which generate a significant amount of our revenues. As of December 31, 2025, none of the VIEs that we consolidate in our financial statements under U.S. GAAP (ASC 810) held significant cash balances. However, such VIEs have in the past, and may again in the future, hold significant cash balances. As the VIEs are not owned by our Chinese mainland-based subsidiaries or any of our subsidiaries outside of the Chinese mainland, they are not able to make dividend payments to those subsidiaries. Therefore, in order for Sohu.com Limited or our subsidiaries outside of the Chinese mainland to receive any dividends, loans, or advances from our Chinese mainland-based subsidiaries, in some cases we may need to rely on payments made by the VIEs to our Chinese mainland-based subsidiaries pursuant to service contracts between them. Depending on the nature of services provided by our Chinese mainland-based subsidiaries to the corresponding VIEs, certain of these payments will be subject to Chinese mainland taxes, such as VAT, which will effectively reduce the amount that our Chinese mainland-based subsidiaries receive from the corresponding VIEs. In addition, regulatory authorities in the Chinese mainland could impose restrictions on such payments or change the tax rates applicable to such payments.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets, intangible assets and other assets. Our capital expenditures were $9.7 million, $19.9 million, and $18.4 million, respectively, for the years ended December 31, 2025, 2024 and 2023.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2025 (in thousands):

	2026	2027	2028	2029	2030	Thereafter	Total
Purchase of content and services	8,558	690	5	0	0	0	9,253
Operating lease obligations	4,381	411	65	0	0	0	4,857
Purchase of bandwidth	4,756	0	0	0	0	0	4,756
Royalties and expenditures for licensed content of games	$1,423	712	1,067	0	0	0	3,202
Others	188	60	0	0	0	0	248

Total Payments Required	$19,306	1,873	1,137	0	0	0	22,316

OTHER LONG-TERM LIABILITIES

We recorded long-term tax liabilities of $13.1 million related to certain business transactions that took place in previous years and management determined may result in additional tax obligations under relevant tax rules. See “Note 15 - Taxation” of the Notes to Consolidated Financial Statements for more information.

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

Other accounting standards that we adopted beginning January 1, 2025 did not have a significant impact on our consolidated financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Income Statement (Topic 220). In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), which was subsequently amended with ASU No. 2025-01 to clarify the effective date. ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We do not expect to adopt ASU No. 2024-03 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Financial Instruments - Credit Losses (Topic 326). In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We do not expect to adopt ASU No. 2025-05 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Intangibles (Topic 350). In July 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We do not expect to adopt ASU No. 2025-06 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Government Grants (Topic 832). In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We do not expect to adopt ASU No. 2025-10 early and we are currently evaluating the impact of adopting this standard on our consolidated financial statements.

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

Directors and Executive Officers	Age	Position
Charles Zhang	61	Chairman of the Board and Chief Executive Officer
Dewen Chen	50	Chief Executive Officer of Changyou
Joanna Lv	55	Chief Financial Officer
Charles Huang	56	Director
Zhonghan Deng(1) (2) (3)	58	Independent Director
Dave De Yang(1)	60	Independent Director
Dave Qi(1) (2) (3)	62	Independent Director
Shi Wang (3)	75	Independent Director

(1)	Member of the Audit Committee of our Board of Directors.
(2)	Member of the Compensation Committee of our Board of Directors.
(3)	Member of the Nominating Committee of our Board of Directors.

Dr. Charles Zhang is our founder and has been Chairman of our Board of Directors and Chief Executive Officer since August 1996. Dr. Charles Zhang also served as our President from August 1996 to July 2004. Prior to founding Sohu, Dr. Charles Zhang worked for Internet Securities Inc. and helped to establish its China operations. Prior to that, Dr. Charles Zhang worked as the liaison officer with China for the Massachusetts Institute of Technology (“MIT”). Dr. Charles Zhang was the Chairman of the Board of Changyou prior to the completion of the Changyou Merger. Dr. Charles Zhang has a Ph.D. in experimental physics from MIT and a Bachelor of Science degree from Tsinghua University.

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

Dr. Zhonghan Deng is the Chief Scientist of Vimicro International Corporation, which he co-founded in 1999. Dr. Zhonghan Deng also worked as a research scientist for International Business Machines Corporation at the T.J. Watson Research Center in Yorktown Heights, New York. Dr. Deng received a Ph.D. in electrical engineering and computer sciences, a Master of Science degree in economics and a Master of Science degree in physics from the University of California, Berkeley.

Dave De Yang has served as the Chief Financial Officer and a Partner of Dalton International, an investment firm based in Chicago, since 2017. From 2012 through 2016, Mr. Yang served as Chief Financial Officer for the North Asia region, including the Chinese mainland, Hong Kong, Taiwan, Japan, and South Korea, of Reckitt Benckiser, a London-based company that is listed on the London Stock Exchange and is included in the FTSE 100 Index. Prior to joining Reckitt Benckiser, Mr. Yang worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China division for three and half years. Prior to that role, he served as acting controller of McDonald’s India and Indonesia divisions and as a senior director of McDonald’s Corporation in the Asia Pacific, Middle East and Africa division, where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang was a member of the Board of Directors and of the Audit Committee of Changyou prior to the completion of the Changyou Merger. Mr. Yang has a Master of Business Administration degree from the City University of New York, a master’s degree in management and engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

Dr. Dave Qi is a Professor of Accounting and the former Associate Dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding Director of the Executive MBA program. Before joining the Cheung Kong Graduate School of Business, Dr. Dave Qi was an Associate Professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Dave Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics. Dr. Dave Qi also serves as director of the following public companies: Bison Finance Group Limited (Hong Kong Stock Exchange), CTV Golden Bridge International Media Co., LTD. (Hong Kong Stock Exchange), Momo Inc. (Nasdaq), Yunfeng Financial Group Limited (formerly Reorient Group Limited) (Hong Kong Stock Exchange) and Haidilao International Holding Ltd. (Hong Kong Stock Exchange). In addition, Dr. Dave Qi serves as Chairman of the Audit Committee of each of Bison Finance Group Limited, CTV Golden Bridge International Media Co., LTD., and Haidilao International Holding Ltd., and as a member of the Audit Committee of each of Momo Inc., and Yunfeng Financial Group Limited. Dr. Qi has a Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University, a Master of Business Administration from the University of Hawaii at Manoa and a Bachelor of Science and a Bachelor of Arts degree from Fudan University. Dr. Dave Qi is currently a member of the American Accounting Association.

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

Board of Directors

Our Board of Directors currently consists of six directors and is divided into two classes consisting of three directors each, with one class of directors being elected by the holders of our ordinary shares at each annual general meeting of shareholders and holding office for staggered two-year terms, with the term of one of the classes expiring at each annual general meeting. Our directors currently consist of Dr. Charles Zhang, Zhonghan Deng, and Dave De Yang, whose terms will expire at our 2026 annual general meeting of shareholders, and Charles Huang, Dave Qi, and Shi Wang, whose terms will expire at our 2027 annual meeting of shareholders. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided the nature of such interest is disclosed prior to any vote thereon.

Committees of the Board of Directors

Audit Committee

The members of our Audit Committee currently are Dr. Dave Qi, Dr. Zhonghan Deng and Mr. Dave De Yang, who are each independent as that term is defined in Rule 10A-3 under the Exchange Act and Rule 5605(a)(2) of the Nasdaq Listing Rules. Our Board of Directors has determined that Dr. Dave Qi is an audit committee financial expert as set forth under the applicable SEC rules and Rule 5605(c)(2) of the Nasdaq Listing Rules. The full responsibilities of our Audit Committee are set forth in its charter, which will be reviewed and updated annually and approved by our Board of Directors, and will be posted on our website at http://investors.sohu.com/committee-details/audit-committee. The Audit Committee is responsible for, among other things:

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

Compensation Committee

The members of our Compensation Committee currently are Dr. Dave Qi and Dr. Zhonghan Deng, who are each independent as that term is defined in Rule 5605(a)(2) of the Nasdaq Listing Rules. Our Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and approves share-based awards under our equity incentive plans, and otherwise determines compensation levels and performs such other functions regarding compensation as our Board of Directors may delegate to our Compensation Committee. The full responsibilities of our Compensation Committee are set forth in its charter, which is posted on our Web site at http://investors.sohu.com/committee-details/compensation-committee.

Nominating Committee

The members of our Nominating Committee currently are Dr. Dave Qi, Mr. Shi Wang and Dr. Zhonghan Deng, who are each independent as that term is defined in Rule 5605(a)(2) of the Nasdaq Listing Rules. The purpose of our Nominating Committee is to assist our Board of Directors in identifying individuals qualified to become directors under criteria approved by our Board of Directors, periodically review director compensation and benefits, recommend to our Board of Directors any proposed revisions to our corporate governance guidelines and assist our Board of Directors in assessing directors’ independence, board effectiveness, continuing education, new director orientation and committee membership. The full responsibilities of our Nominating Committee are set forth in its charter, which is posted on our Web site at http://investors.sohu.com/committee-details/nominating-committee.

It is a policy of our Nominating Committee that candidates for director (i) be determined to have unquestionable integrity and honesty, (ii) have the ability to exercise sound, mature and independent business judgment which is in the best interests of the shareholders as a whole, (iii) have a background and experience in fields which will complement the talents of the other Board members, (iv) have the willingness and capability to take the time to actively participate in Board and committee meetings and related activities, (v) have the ability to work professionally and effectively with other Board members and our management, (vi) have the ability to remain on our Board of Directors long enough to make a meaningful contribution and (vii) have no material relationships with competitors or other third parties that could create a reasonable likelihood of a conflict of interest or other legal issues.

Neither our Nominating Committee nor our full Board of Directors has a policy with regard to the consideration of diversity when identifying and evaluating proposed director candidates, although both may consider diversity when identifying and evaluating proposed director candidates, and one of the enumerated factors under our Nominating Committee’s charter that the committee may consider when identifying potential nominees is the interplay of the candidate’s experience with the experience of the other Board members. In compiling a list of possible candidates and considering their qualifications, our Nominating Committee makes its own inquiries, solicits input from other directors on our Board of Directors and may consult or engage other sources, such as a professional search firm, if it deems appropriate.

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

Terms of Directors and Officers

A director may be removed by a resolution passed by a majority of our directors before the expiration of such director’s term of office. For more information about the classification of our Board of Directors, see “- Board of Directors.” Officers are elected by and serve at the discretion of our Board of Directors.

Compensation of Executive Officers and Directors

During the year ended December 31, 2025, we paid an aggregate of approximately $6.3 million in cash compensation to our executive officers. We paid an aggregate of approximately $0.61 million in cash compensation to our directors other than Dr. Charles Zhang. In 2025, the total compensation expense for our non-executive directors and executive officers recorded in our consolidated statements of comprehensive income was $9.5 million. None of our directors, other than Dr. Charles Zhang, have service contracts that provide for benefits upon termination of employment.

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

Grants of Shares and Options to Directors and Executive Officers

The following tables set forth summaries of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of February 20, 2026.

Awards Granted under Sohu 2018 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Charles Zhang	70,000	(1)	$0.001	7/1/2019	6/30/2029
Joanna Lv	40,000	(1)	$0.001	7/1/2019	6/30/2029
Joanna Lv	10,000	(1)	$0.001	9/1/2020	8/31/2030

(1)	Consists of options to purchase our ordinary shares at a nominal exercise price, all of which options were vested and exercisable as of February 20, 2026.

Awards Granted under Changyou 2019 Share Incentive Plan

Directors and Executive Officers	Ordinary Shares underlying outstanding options		Exercise price	Date of grant	Expiration date
Dewen Chen	1,238,774	(1)	$0.01	8/26/2019	9/30/2029

(1)	Consists of options, granted on August 26, 2019 and effective as of October 1, 2019, all of which options were vested as of February 20, 2026.

Employees

As of December 31, 2025, we had approximately 4,000 employees, including 2,400 employees for Sohu and 1,600 employees for Changyou. None of our personnel are represented under collective bargaining agreements.

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

Share Ownership

Refer to “Item 7. Major Shareholders and Related Party Transactions” below for a description of the share ownership of our directors and executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 20, 2026 by (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our ordinary share (assuming conversion of all outstanding exercisable options and warrants held by that person), (ii) each current director, (iii) each named executive officer and (iv) all of our current directors and named executive officers as a group. Except as otherwise provided in the footnotes to this table, we believe that the persons named in this table have voting and investment power with respect to all of the ordinary shares stated to be beneficially owned by them. Each ordinary share is entitled to one vote on all matters subject to a shareholder vote.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
Charles Zhang	11,462,100	(2)	44.45%
Charles Huang(3)	76,265		*
Shi Wang(4)	34,132		*
Zhonghan Deng(5)	5,878		*
Dave Qi(6)	—		—
Dave De Yang(7)	—		—
Joanna Lv	58,637	(8)	*
Dewen Chen(9)	—		—
All directors, nominees and executive officers as a group (8 persons)	11,637,012	(10)	45.05%
Photon Group Limited(11)	11,048,400		42.97%
Nomura Asset Management International Inc. and Nomura Investment Management Business Trust, as joint filers(12)	2,831,951		9.4%

*	Less than 1%.
(1)

Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes the number of ordinary shares subject to options or restricted stock units held by that person that are currently exercisable or settleable or that are exercisable or settleable within 60 days of February 20, 2026. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. Such shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of each other person.

(2)

Includes (i) 70,000 ordinary shares subject to options exercisable within 60 days of February 20, 2026 and (ii) 11,048,400 ordinary shares beneficially owned by Photon Group Limited. Dr. Charles Zhang is a Director of Photon Group Limited, and may be deemed to be a beneficial owner of shares owned by it. Dr. Charles Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. Dr. Charles Zhang’s address is c/o Sohu.com Limited, Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(3)	Mr. Charles Huang’s address is Suit 611, Chinachem Tower, 34-37 Connaught Road Central, Hong Kong.
(4)	Mr. Shi Wang’s address is Vanke Architecture Research Center, No. 68 Meilin Road, Futian District, Shenzhen 518049, People’s Republic of China.
(5)	Dr. Zhonghan Deng’s address is 16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China.
(6)	Dr. Dave Qi’s address is 3/F, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Beijing 100005, People’s Republic of China.
(7)	Mr. Dave De Yang’s address is 11132 Egeria Drive, Odessa, FL 33556, United States.
(8)

Includes 50,000 ordinary shares subject to options exercisable within 60 days of February 20, 2026. Ms. Joanna Lv’s address is c/o Sohu.com Limited, Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

(9)	Mr. Dewen Chen’s address is c/o Changyou.com Limited, Changyou Creative Industrial Park, No. 65 East Bajiao Road, Shijingshan District, Beijing 100043, People’s Republic of China.
(10)	Includes 120,000 ordinary shares that such persons have the right to acquire pursuant to currently exercisable options or options that may be exercised within 60 days of February 20, 2026.
(11)	Photon Group Limited’s address is c/o Sohu.com Limited, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.
(12)

Data based on a Schedule 13G filed jointly by Nomura Asset Management International Inc. and Nomura Investment Management Business Trust with the SEC on February 17, 2026. Each of Nomura Asset Management International Inc. and Nomura Investment Management Business Trust reported that it beneficially owned 2,831,951 ordinary shares and that its principal business address is 100 Independence, 610 Market Street, Philadelphia, PA 19106, United States.

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

The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021 and in March 2024, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the RMB-denominated loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of the filing of this annual report, Changyou has not received any response from Fox Financial and has not so applied any of the security deposit. In connection with such loan arrangements, we recorded in our audited consolidated balance sheets as of December 31, 2025 loans receivable from Fox Financial in a total amount of $33.9 million as prepaid and other current assets, and loans payable to Fox Financial in a total amount of $34.1 million as other short-term liabilities.

Transactions with Vanke Co., Ltd.

In 2023, 2024 and 2025, Vanke Co., Ltd. purchased $208,092, $75,982 and $58,734, respectively, in marketing services from us. Mr. Shi Wang, one of our directors, is the Honorary Chairman of the Board of Vanke Co., Ltd.

Transactions with Deeprock Management Consultancy (Shenzhen) Co., Ltd.

In 2023, 2024 and 2025, we paid $218,256, $14,088 and $26,294, respectively, to Deeprock Management Consultancy (Shenzhen) Co., Ltd. for services it provided to us. Mr. Shi Wang, one of our directors, holds 99% of the outstanding shares of Deeprock Management Consultancy (Shenzhen) Co., Ltd.

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

Loan and share pledge agreement between Sohu Focus (HK) Limited (“Focus HK”) and the shareholders of Beijing Heng Da Yi Tong Information Technology Co., Ltd. (“Heng Da Yi Tong”), a VIE that we consolidate. Dr. Charles Zhang, our Chairman of the Board and Chief Executive Officer, and one of our employees hold 80% and 20% interests, respectively, in this entity. The agreement provides for loans to the shareholders of Heng Da Yi Tong for them to make contributions to the registered capital of Heng Da Yi Tong in exchange for the equity interests in Heng Da Yi Tong, and the shareholders pledge those equity interests to Focus HK as security for the loans. The agreement includes powers of attorney that give Focus HK the power to appoint nominees to act on behalf of the shareholders of Heng Da Yi Tong in connection with all actions to be taken by Heng Da Yi Tong. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in Heng Da Yi Tong, which are held by the Sohu Group’s legal department and may be completed and effected at Focus HK’s election.

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

Powers of attorney executed by the sole shareholder of Gamease in favor of AmazGame and by the sole shareholder of Guanyou Gamespace in favor of Gamespace, with the same term as that of the corresponding business operation agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace (as discussed below). These powers of attorney give the respective boards of directors of AmazGame and Gamespace the right to appoint nominees to act on behalf of their respective shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace.

Business operation agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. These agreements set forth the right of AmazGame and Gamespace to control the actions of Gamease and Guanyou Gamespace, as the case may be, and the respective shareholders of Gamease and Guanyou Gamespace. Each agreement has an initial term of 10 years, extendable for additional 10-year terms at the sole discretion of AmazGame or Gamespace, as the case may be.

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

Pursuant to the FX Regulations and the Regulations on the Administration of Settlement, Sale and Payment of Foreign Exchange issued by the PBOC on June 20, 1996 and effective on July 1, 1996, regarding the administration and control of foreign exchange, conversion of RMB into foreign exchange by FIEs for current account items, including the distribution of dividends and profits to foreign investors in joint ventures, is permissible. FIEs are permitted to remit foreign exchange from their foreign exchange bank accounts in the Chinese mainland on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Each conversion of RMB into a foreign currency and each remittance of a foreign currency for capital account items, including direct investment, loans and security investment, is subject to the approval of the SAFE. Under the FX Regulations, FIEs are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, FIEs may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, approval of the documents by the SAFE.

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

Chinese Mainland Taxation

Under the CIT Law and its implementation rules, an enterprise established outside of the Chinese mainland with a “de facto management body” within the Chinese mainland is considered a resident enterprise and will be subject to the corporate income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland-controlled enterprise that is incorporated Offshore is located in the Chinese mainland, which will be subject to Chinese mainland corporate income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the Chinese mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in the Chinese mainland. Circular 82 applies only to Offshore enterprises controlled by Chinese mainland enterprises or Chinese mainland enterprise groups, rather than those controlled by Chinese mainland individuals or foreigners, like us, but the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all Offshore enterprises. Although we believe we are not a Chinese mainland tax resident enterprise, it is not clear whether Sohu.com Limited and our subsidiaries established outside of the Chinese mainland will be deemed to be Chinese mainland tax residents under the CIT Law. If we are considered to be a Chinese mainland tax resident under the CIT Law by the Chinese mainland tax authorities, our global income will be subject to corporate income tax at a rate of 25%.

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

Passive Foreign Investment Company

We believe that we may have been classified as a PFIC for United States federal income tax purposes for our taxable year ended November 30, 2025. Our expectation is based on our operations and the composition of our earnings and assets for the 2025 taxable year, including the valuation of our assets (including goodwill) based on the expected price of our ADSs in the market. We currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents, and because the value of our other assets may be based in part on the market price of our ADSs, which has fluctuated and is likely to continue to fluctuate (and may fluctuate considerably given that market prices of internet and online game companies historically have been especially volatile), our PFIC status in the current and future taxable years may depend in large part on the market price of our ADSs. A drop in the market price of our ADSs and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test described below. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIEs that we consolidate under U.S. GAAP (ASC 810) will be treated for purposes of the PFIC rules. If these contractual arrangements were found by authorities in the Chinese mainland with appropriate jurisdiction to be unenforceable, such a finding alone could cause more than 75% of our gross income or more than 50% of our assets to be passive in the year that this finding was made or in subsequent years, which, in a given taxable year for which we might not otherwise expect to be classified as a PFIC, could cause us to be classified as a PFIC. See “Risk Factors - Risks Related to Our Corporate Structure - We depend upon contractual arrangements with the VIEs and/or their shareholders for the success of our business; these contractual arrangements, which provide the basis for us to consolidate such VIEs under U.S. GAAP (ASC 810), may not be as effective in providing us with a controlling financial interest (as defined under U.S. GAAP (ASC 810)) as would ownership of these businesses; and the contracts may be difficult to enforce.” Also, our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee regarding our PFIC status for any taxable year.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding currently at a rate of 24%. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certifications or who is otherwise exempt from backup withholding and demonstrates such exemption if required. U.S. holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

Available Additional Information

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions, and principal shareholders are also exempt from the reporting provisions, contained in Section 16 of the Exchange Act.

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

FOREIGN CURRENCY EXCHANGE RATE RISK

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, our revenues for 2025 were $584.3 million and our total assets as of December 31, 2025 were $1.64 billion, representing revenue of RMB4.11 billion and total assets of RMB11.5 billion at the central parity rate of RMB7.0288 to $1.00 on December 31, 2025. If the value of the RMB were to depreciate by approximately 10% to RMB7.7317 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $531.2 million and $1.49 billion, respectively.

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

INFLATION RATE RISK

According to the National Bureau of Statistics of China, the consumer price index remained stable in 2025, compared to an increase of 0.2% in 2024. There may be a further increase in the rate of inflation in the future, which could have an adverse effect on our business.

INTEREST RATE RISK

The basic objectives of our investment program are to protect the invested funds from excessive risk and to provide for liquidity that is sufficient to meet operating and investment cash requirements. Under the investment policy, our excess cash is invested in high-quality securities which are limited as to length of time to maturity and the amount of credit exposure.

Our exposure to interest rate risk primarily relates to the interest income generated from excess cash invested in demand deposits. We have not used derivative financial instruments in our investment portfolio in order to reduce this risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

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

Pursuant to the agreement between us and the Bank of New York Mellon, the depositary for our ADSs, the depositary reimburses us in cash for our expenses, including investor relations expenses, legal fees, accounting fees, Nasdaq listing application, and listing fees, and related expenses. For the year ended December 31, 2025, we received reimbursement from the depositary in the aggregate amount of $309,722, which is net of U.S. withholding tax, related to the servicing of the American depositary receipt facility for our ADSs.

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

USE OF PROCEEDS

On July 17, 2000, our predecessor Sohu.com Inc. completed an underwritten IPO of shares of its common stock pursuant to a Registration Statement on Form S-1 (SEC file No. 333-96137) that became effective on July 10, 2000. There has been no change in the information regarding use of proceeds from the IPO that was included in our annual report on Form 20-F for the year ended December 31, 2024 that we filed with the SEC on March 13, 2025.

ITEM 15.	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of the end of the period covered by this annual report (the “Evaluation Date”), have concluded that as of the Evaluation Date our disclosure controls and procedures were effective and designed to ensure that all material information relating to Sohu.com Limited required to be included in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in this annual report on pages F-2.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the Company’s fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dr. Dave Qi is an “audit committee financial expert” as defined under the applicable SEC rules and Rule 5605(c)(2) of the Nasdaq Listing Rules. Our Board of Directors has determined that all three members of our Audit Committee are “independent” under Rule 10A-3 under the Exchange Act and Rule 5605(a)(2) of the Nasdaq Listing Rules.

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

	For the year ended December 31,
	2024	2025
	(in thousands)
Audit fees(1)	$ 1,054	$ 1,050
Tax fees(2)	196	196
All other fees	0	56

Total	$ 1,250	$ 1,302

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

On November 11, 2023, our Board of Directors authorized a program for the repurchase of up to $80 million of outstanding Sohu ADSs over a twenty four-month period from November 11, 2023 to November 10, 2025, and authorized our management to purchase Sohu ADSs under the ADS repurchase program from time to time at their discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act and to determine the timing and amount of any purchases of Sohu ADSs based on their evaluation of market conditions, the trading price of Sohu ADSs and other factors. On March 2, 2024, our Board of Directors authorized an increase in the size of the ADS repurchase program from up to $80 million to up to $150 million of outstanding Sohu ADSs. On November 9, 2024, our Board of Directors authorized extension of the ADS repurchase program from the previous end date of November 10, 2025 to November 10, 2026. As of February 20, 2026, we had repurchased 8,209,937 ADSs under the share repurchase program for an aggregate cost of approximately $107 million.

The table below provides information on our repurchases of Sohu ADSs pursuant to the share repurchase program during the year ended December 31, 2025.

	Total Number of ADSs Purchased Under the Program	Average Price Paid Per ADS	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (in million)
2025 Month
January (from January 1 to January 31)	257,454	12.77	99
February (from February 1 to February 28)	248,665	14.01	96
March (from March 1 to March 31)	351,428	13.88	91
April (from April 1 to April 30)	650,934	9.92	84
May (from May 1 to May 31)	255,431	11.11	82
June (from June 1 to June 30)	382,216	11.44	77
July (from July 1 to July 31)	666,825	14.73	67
August (from August 1 to August 31)	334,895	15.65	62
September (from September 1 to September 30)	237,714	15.86	58
October (from October 1 to October 31)	271,511	14.95	54
November (from November 1 to November 30)	182,695	15.17	52
December (from December 1 to December 31)	199,485	15.51	48

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES
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
Our Board of Directors, supported by our Audit
Committee
, oversees our company’s overall
risk
management, including cybersecurity risks, and receives and reviews, on an as-needed
basis, presentations and reports on material cybersecurity issues from our Chief Executive Officer and our Chief Financial Officer, who are designated as the individuals primarily responsible for overseeing the day-to-day
operations of our cybersecurity risk management program.
For our Sohu segment, we have designated two internal organizations, the Technology Development Committee (the “TDC”) and the Personal Information Protection and Compliance Working Group (the “PI Working Group”), to assist our Chief Executive Officer and our Chief Financial Officer in the discharge of their risk management responsibilities. The TDC is responsible for monitoring and managing risks related to our data and information systems relating to our Sohu segment, and reports to our Chief Executive Officer. The PI Protection Working Group, consisting of the heads of certain of our business divisions and of our in-house
legal and Internal Audit teams, is responsible for monitoring and managing risks related to our collection, storage, and use of personal information that may arise in our Sohu segment, and reports to our Chief Financial Officer.
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

•
Internal Policies and Procedures
. As part of our cybersecurity risk management program, our management, in coordination with our Board of Directors and our cybersecurity staff, including the TDC, the PI Working Group, and the Changyou Cybersecurity Group, has developed and adopted a comprehensive set of internal policies, standards, and processes governing our cybersecurity functions, and regularly reviews and updates these policies, standards, and processes based on evolving regulatory requirements and industry standards and best practices.

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
As part of our dynamic response strategy, cybersecurity threats and incidents identified in our Sohu segment or our Changyou segment through our cybersecurity risk management program are first evaluated by the TDC and/or the PI Working Group, or by the Changyou Cybersecurity Group, as the case may be, and are then classified in categories by security severity based on their actual or potential business and operational impact, and prioritized for timely remediation based on their classifications. Identified cybersecurity threats and incidents that meet our pre-established
reporting thresholds are required to be timely reported to the Chief Executive Officer and the Chief Financial Officer, who may in turn report to the Board of Directors, if they deem it to be necessary.

1
53

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
Although our cybersecurity risk management program, as described above, is designed to help prevent, detect, respond to, and mitigate the impact of cybersecurity incidents, we cannot assure you that a future cybersecurity incident would not materially adversely affect our business operations or our results of operations or financial condition. For information regarding cybersecurity risks that are facing us and their potential impact on our related business, see Item 3. Key Information - Risk Factors - Risks Related to Our Business “- Data security breaches relating to our platforms could damage our reputation and expose us to penalties and legal liability” and “- Our network operations may be vulnerable to hacking, viruses, and other disruptions, which may make our products and services less attractive and reliable, and third-party online payment platforms that we partner with and cloud-based servers that we lease from third-party operators may be susceptible to security breaches, which may damage our reputation and adversely affect our business” and “- Risks related to Changyou.com Limited - Risks related to Changyou’s Business - Breaches in the security of Changyou’s server network, or cloud-based servers that it leases from third-party operators, could cause disruptions in its service or operations, facilitate piracy of its intellectual property, or compromise confidential information of its game players and its business.”
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

1
54

Our Chief Executive Officer and our Chief Financial Officer are designated as the individuals primarily responsible for overseeing the day-to-day
operations of our cybersecurity risk management program.
As previously discussed, the TDC and the PI Working Group have the responsibility to address cybersecurity threats and to respond to cybersecurity incidents associated with our Sohu segment. The TDC, which reports directly to our Chief Executive Officer, is focused on the security of our data and information systems, while the PI Protection Working Group, which reports directly to our Chief Financial Officer, is focused on protection of personal information. The Changyou Cybersecurity Group was established to address cybersecurity threats and to respond to cybersecurity incidents associated with our Changyou segment, and reports to our Chief Executive Officer and our Chief Financial Officer in coordination with Changyou’s Chief Executive Officer and our Internal Audit team. Through ongoing communications with these teams, our Chief Executive Officer and our Chief Financial Officers are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents, and report risks from cybersecurity threats and cybersecurity incidents to our Audit Committee and/or our full Board of Directors when pre-established reporting thresholds are met.
Our Chief Executive Officer Charles Zhang, having served as such since 1996, and also having served as the Chairman of the Board of Changyou before the completion of the Changyou Merger, has extensive experience and expertise in Internet company management and operations and plays a key role in shaping our cybersecurity risk management policies, standards, and processes and in our cybersecurity risk management. Our Chief Financial Officer Joanna Lv has extensive experience and expertise in our enterprise risk management and internal controls in general, and in understanding and managing privacy and compliance issues related to personal information of our customers and employees in particular.

Qi Gao, who joined us in 2014, currently serves as the Chair of the TDC and concurrently as the Head of Cybersecurity and Head of Data Security, reporting directly to our Chief Executive Officer. Mr. Gao has extensive professional knowledge and experience in product research and development and management, including in managing network and security risks. Mr. Gao has a master’s degree in control science and engineering from Beijing Institute of Technology.
Xiaojian Hong, head of the Changyou C
ybers
ecurity Group, was one of the principal founders of our MMORPG business, played a key role in building our MMORPG software development division, and was responsible for strategic planning for technology framework design and module development for our MMORPG business. Mr. Hong serves as Changyou’s Chief Technology Officer, and has extensive experience in the security, efficiency, and stability of online games software and operations. Mr. Hong has a bachelor’s degree in engineering from University of Science and Technology Beijing.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sohu and its subsidiaries and the VIEs that Sohu consolidates are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1(15)	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2).

2.2(15)	Amended and Restated Deposit Agreement, dated January 14, 2019, among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares.

2.3(15)	Shareholders’ Rights Agreement, dated as of January 14, 2019, between the Registrant and The Bank of New York Mellon.

4.1(2)	Loan and Share Pledge Agreement dated November 19, 2001 among Sohu.com Inc., Dr. Charles Zhang, and Li Wei.

4.2(3)	Real Property Purchase Agreement between Sohu Era and Vision Hua Qing.

4.3(4)	Master Transaction Agreement, dated January 1, 2009, by and between Sohu.com Inc. and Changyou.com Limited.

4.4(4)	Project Cooperation Agreement, dated November 20, 2009, by and between Beijing Raycom Real Estate Development Co., Ltd. and Beijing Sohu Media.

4.5(5)	Amended and Restated Marketing Services Agreement, dated January 1, 2010, by and between Sohu.com Inc. and Changyou.com Limited.

4.6(6)	Changyou Project Cooperation Agreement dated August 23, 2010.

4.7(6)	Amended and Restated 2010 Stock Incentive Plan.

4.8(6)	Cooperation Agreement, dated September 30, 2010. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant).

4.9(7)	Master Transaction Agreement, dated as of November 29, 2011, between Sohu.com Inc., Sohu.com Limited, Sohu Internet, Sohu Era, and Sohu Media, on the one hand, and Changyou.com Limited, Changyou.com HK, Gamespace, and Guanyou Gamespace, on the other hand.

4.10(7)	Amended and Restated Non-Competition Agreement, dated as of November 29, 2011, between Changyou.com Limited and Sohu.com Inc.

4.11(7)	Services Agreement, dated as of November 29, 2011, between Changyou Gamespace and Sohu Media.

4.12(8)	English Translation of Services and Maintenance Agreement, dated November 30, 2007, between AmazGame and Gamease.

4.13(8)	English Translation of Technology Support and Utilization Agreement, dated August 20, 2008, between AmazGame and Gamease.

4.14(9)	2014 Share Incentive Plan of Changyou.com Limited.

4.15(9)	Loan and Share Pledge Agreement, effective as of April 28, 2014, by and among Sohu.com Limited, Charles Zhang, and Wei Li. (Portions of this exhibit have been omitted pursuant to rules of the SEC permitting a registrant to omit confidential information that is not material, the release of which could cause competitive harm to the registrant.)

4.16(20)	English Translation of Loan Agreement, initially entered into as of April 15, 2015 and amended as of April 14, 2025, between AmazGame and High Century.

4.17(10)	English Translation of Equity Interest Pledge Agreement, dated April 15, 2015 among AmazGame, Gamease and High Century.

4.18(20)	English Translation of Equity Interest Purchase Right Agreement, initially entered into as of April 15, 2015 and amended as of April 14, 2025, between AmazGame, Gamease and High Century.

4.19(10)	English Translation of Power of Attorney, dated April 15, 2015, by High Century in favor of AmazGame.

4.20(20)	English Translation of Business Operation Agreement, initially entered into as of April 15, 2015 and amended as of April 14, 2025, among AmazGame, Gamease and High Century.

4.21(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Sohu Media, Charles Zhang and Wei Li.

4.22(11)	Loan and Share Pledge Agreement, dated July 1, 2015, among Focus HK, Charles Zhang and Wei Li.

4.23(20)	English translation of Loan Agreement, initially entered into as of July 6, 2015 and amended as of July 5, 2025, between Gamespace and Changyou Star.

4.24(20)	English translation of Equity Interest Purchase Right Agreement, initially entered into as of July 6, 2015 and amended as of July 5, 2025, among Gamespace, Guanyou Gamespace and Changyou Star.

4.25(12)	English translation of Equity Pledge Agreements, dated July 6, 2015, among Gamespace, Guanyou Gamespace and Changyou Star.

4.26(20)	English translation of Business Operation Agreement, initially entered into as of July 6, 2015 and amended as of July 5, 2025, among Gamespace, Guanyou Gamespace and Changyou Star.

4.27(12)	English translation of Power of Attorney, dated July 6, 2015, executed by Changyou Star in favor of Gamespace.

4.28(12)	English translation of Share Purchase Agreement, dated April 16, 2015, between MENG Shuqi, Shanghai Yong Chong Investment Center LP, Gamease and Shenzhen 7 Road Technology Co., Ltd.

4.29(13)	English translation of Employment Agreement effective as of April 1, 2012, between Sohu Era and Joanna Lv.

4.30(13)	English translation of Agreement of Changing One Party to Employment Agreement effective as of April 1, 2013, among Sohu Era, Joanna Lv and Sohu Media.

4.31(14)	Sohu.com Limited 2018 Share Incentive Plan.

4.32(16)	Changyou.com Limited 2019 Share Incentive Plan.

4.33(17)	English Translation of Technology Support and Utilization Agreement, dated September 1, 2010, between Guanyou Gamespace and Gamespace.

4.34(17)	English Translation of Technology Support and Utilization Agreement, dated November 1, 2011, between Guanyou Gamespace and Gamespace.

4.35(17)	English Translation of Services and Maintenance Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.36(17)	English Translation of Technology Support and Utilization Agreement, dated January 1, 2021, between Gamease and Changyou Chuangxiang.

4.37(18)	Employment Agreement effective as of January 1, 2024 between Changyou.com Limited and Dewen Chen.

4.38(18)	Employment Agreement effective as of January 1, 2024 between Sohu.com Limited and Charles Zhang.

4.39(19)	Employment Agreement effective as of May 1, 2024 between Sohu.com Limited and Joanna Lv.

4.40(19)	English Translation of Exclusive Technology Consulting and Services Agreement, dated August 2, 2024, between Sohu Era and Sohu Internet.

4.41(19)	English Translation of Technology Service Agreement, dated January 1, 2025 between Donglin and Sohu Media.

8.1(20)	Principal Subsidiaries and VIEs of the Registrant.

11.1(15)	Code of Ethics and Conduct for Directors, Officers and Employees.

11.2(18)	Policy on Insider Trading

12.1(20)	Rule 13a-14(a)/15d-14(a) Certification of Dr. Charles Zhang.

12.2(20)	Rule 13a-14(a)/15d-14(a) Certification of Joanna Lv.

13.1(20)	Section 1350 Certification of Dr. Charles Zhang.

13.2(20)	Section 1350 Certification of Joanna Lv.

15.1(20)	Consent of Independent Registered Public Accounting Firm.

15.2(20)	Consent of Haiwen & Partners, Chinese mainland Counsel.

97.1(18)	Compensation Clawback Policy

101.INS(20)	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH(20)	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104(20)	Cover page formatted as Inline XBRL and contained in Exhibit 101

(1)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form F-4 (File No. 333-224069) filed with the SEC on April 19, 2018.

(2)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 15, 2002.

(3)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 8, 2007.

(4)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2010.

(5)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on May 7, 2010.

(6)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 8, 2010.

(7)	Incorporated herein by reference to Sohu.com Inc.’s Current Report on Form 8-K filed on December 1, 2011.

(8)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 28, 2013.

(9)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on March 2, 2015.

(10)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on August 7, 2015.

(11)	Incorporated herein by reference to Sohu.com Inc.’s Quarterly Report on Form 10-Q filed on November 6, 2015.

(12)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 26, 2016.

(13)	Incorporated herein by reference to Sohu.com Inc.’s Annual Report on Form 10-K filed on February 27, 2017.

(14)	Incorporated herein by reference to Sohu.com Limited’s Registration Statement on Form S-8 POS filed on June 1, 2018.

(15)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 28, 2019.

(16)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on April 21, 2020.

(17)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 31, 2022.

(18)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 18, 2024.

(19)	Incorporated herein by reference to Sohu.com Limited’s Annual Report on Form 20-F filed on March 13, 2025.

(20)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOHU.COM LIMITED

By	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

By	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: March 12, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Sohu.com Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Sohu.com Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income/(loss), of cash flows and of changes in equity for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
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
Goodwill Impairment Assessment
As described in Notes 2 and 13 to the consolidated financial statements, the goodwill balance associated with the Changyou online game reporting unit was $10.3 million at December 31, 2025. Management performed a quantitative assessment for the Changyou online game reporting unit on October 1, 2025 by comparing the estimated fair value of the reporting unit to its corresponding net book value, including goodwill and determined that no impairment existed. There were significant estimates and judgments by management in determining the fair value of the Changyou online game reporting unit.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting unit, including assumptions related to revenue growth rates and profitability, selection of comparable companies and earnings multipliers; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant estimates and judgements; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the development of the significant assumptions related to the valuation of the Changyou online game reporting unit. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of management’s models ; (iii) testing the completeness, accuracy and relevance of underlying data used in the models; (iv) evaluating the reasonableness of significant assumptions used by management related to revenue growth rates and profitability, selection of comparable companies and earnings multipliers; and (v) evaluating management’s reconciliation of the aggregate fair value of all reporting units to the Company’s consolidated, public market capitalization. Evaluating the reasonableness of management’s significant assumptions related to revenue growth rates and profitability, selection of comparable companies and earnings multipliers involved consideration of (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s models and certain significant assumptions, including revenue growth rates and profitability, selection of comparable companies and earnings multipliers.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 12, 2026
We have served as the Company’s auditor since 1999.

SOHU.COM LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	$159,927	$128,308
Short-term investments	744,498	702,372
Accounts receivable, net (including $494 and $1,252, respectively, due from a related party as of December 31, 2024 and 2025)	53,762	43,335
Prepaid and other current assets (including $33,170 and $33,924, respectively, due from a related party as of December 31, 2024 and 2025)	83,575	93,903

Total current assets	1,041,762	967,918

Fixed assets, net	252,860	246,263
Goodwill	46,944	10,257
Long-term investments, net	43,120	43,939
Intangible assets, net	7,695	4,692
Long-term time deposits	331,290	350,659
Other assets	10,995	12,325

Total assets	$1,734,666	$1,636,053

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of consolidated variable interest entities (“VIEs”) without recourse to the Company of $5,159 and $5,275, respectively, as of December 31, 2024 and 2025)	$36,043	$36,215
Accrued liabilities (including accrued liabilities of consolidated VIEs without recourse to the Company of $24,700 and $ 21,631 , respectively, as of December 31, 2024 and 2025)	97,138	95,430
Receipts in advance and deferred revenue (including receipts in advance and deferred revenue of consolidated VIEs without recourse to the Company of $46,845 and $52,335, respectively, as of December 31, 2024 and 2025)	51,007	54,878
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs without recourse to the Company of $3,046 and $2,309, respectively, as of December 31, 2024 and 2025)	47,232	55,018
Tax payables (including tax payables of consolidated VIEs without recourse to the Company of $2,353 and $1,970, respectively, as of December 31, 2024 and 2025)	14,225	15,571
Other short-term liabilities (including other short-term liabilities of consolidated VIEs without recourse to the Company of $10,488 and $8,613, respectively, as of December 31, 2024 and 2025, and due to a related party of $34,123 as of December 31 of both 2024 and 2025.)	76,322	76,601

Total current liabilities	321,967	333,713

Long-term other payables	2,807	2,896
Long-term tax liabilities (including long-term tax liabilities of consolidated VIEs without recourse to the Company of $12,830 and $ 13,121, respectively, as of December 31, 2024 and 2025)	211,848	13,121
Deferred tax liabilities	273,697	7,930
Other long-term liabilities (including other long-term liabilities of consolidated VIEs without recourse to the Company of $53 and nil, respectively, as of December 31, 2024 and 2025)	1,659	322

Total long-term liabilities	490,011	24,269

Total liabilities	$811,978	$357,982

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Sohu.com Limited shareholders’ equity:
Ordinary Shares: $0.001 par value per share (75,400 shares authorized; 30,065 shares and 26,069 shares, respectively, issued and outstanding as of December 31, 2024 and 2025)	$30	$26
Additional paid-in capital	839,949	784,338
Treasury Stock: $0.001 par value per share (345 shares and 199 shares, respectively, as of December 31, 2024 and 2025)	(4,637)	(3,093)
Accumulated other comprehensive loss	(58,149)	(42,781)
Accumulated earnings	145,142	539,237

Total Sohu.com Limited shareholders’ equity	922,335	1,277,727
Noncontrolling interest	353	344

Total shareholders’ equity	922,688	1,278,071

Total liabilities and shareholders’ equity	$1,734,666	$1,636,053

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands, except per share data)

	Year Ended December 31,
	2023	2024	2025
Revenues:
Marketing services (formerly known as brand advertising, including revenues generated from a related party of $208, $76 and $59, respectively, for 2023, 2024 and 2025)	$88,689	$73,465	$59,972
Online games	479,697	502,389	505,738
Others (including revenues generated from a related party of $3,737, $2,599 and $2,431 respectively, for 2023, 2024 and 2025)	32,286	22,545	18,623

Total revenues	600,672	598,399	584,333

Cost of revenues:
Marketing services (formerly known as brand advertising, including costs generated from a related party of $218, $14 and $26 respectively, for 2023, 2024 and 2025)	71,103	66,579	53,451
Online games	65,029	88,495	71,804
Others	9,625	10,759	6,234

Total cost of revenues	145,757	165,833	131,489

Gross profit	454,915	432,566	452,844

Operating expenses:
Product development	279,842	255,233	247,507
Sales and marketing	213,449	235,824	188,989
General and administrative	48,934	50,910	73,198

Goodwill impairment	0	0	36,955

Total operating expenses	542,225	541,967	546,649

Operating loss	(87,310)	(109,401)	(93,805)

Other income, net	35,746	22,144	16,550

Interest income	45,222	38,625	29,137
Exchange difference	692	464	(1,405)

Loss before income tax expense/(benefit)	(5,650)	(48,168)	(49,523)
Income tax expense/(benefit)	60,420	52,070	(443,609)
Net income/(loss) from continuing operations	(66,070)	(100,238)	394,086
Net income from discontinued operations, net of tax	35,426	0	0

Net income/(loss)	(30,644)	(100,238)	394,086
Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(265)	31	(9)
Net income/(loss) from continuing operations attributable to Sohu.com Limited	(65,805)	(100,269)	394,095
Net income from discontinued operations attributable to Sohu.com Limited	35,426	0	0

Net income/(loss) attributable to Sohu.com Limited	$(30,379)	$(100,269)	$394,095

Net income/(loss)	$(30,644)	$(100,238)	$394,086
Foreign currency translation adjustments	(13,643)	(11,669)	15,368

Other comprehensive income/(loss)	(13,643)	(11,669)	15,368

Comprehensive income/(loss)	(44,287)	(111,907)	409,454
Less: Comprehensive income/(loss) attributable to noncontrolling interest shareholders	(265)	31	(9)

Comprehensive income/(loss) attributable to Sohu.com Limited	(44,022)	(111,938)	409,463

Basic net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(1.93)	$(3.13)	$13.96
Discontinued operations	1.04	0	0

Net income/(loss) per share	(0.89)	(3.13)	13.96

Shares used in computing basic net income/(loss) per share attributable to Sohu.com Limited	34,109	32,009	28,234

Diluted net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(1.93)	$(3.13)	$13.96
Discontinued operations	1.04	0	0

Net income/(loss) per share	(0.89)	(3.13)	13.96

Shares used in computing diluted net income/(loss) per share attributable to Sohu.com Limited	34,109	32,009	28,234

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net income/(loss)	$(30,644)	$(100,238)	$394,086
Net income from discontinued operations, net of tax	35,426	0	0
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Amortization of intangible assets and purchased video content in prepaid expense	13,624	11,198	12,365
Depreciation	16,621	13,475	12,635
Goodwill impairment	0	0	36,955
Share-based compensation expense	708	(30)	1,499
Impairment of long-term investments	283	0	0
Impairment of intangible assets and other assets	5,845	911	(49)
Investment (income)/loss from long-term investments	(1,135)	309	(535)
Allowance for credit losses	(310)	1,344	916
Change in fair value of financial instruments	(199)	(4,912)	3,931
Deferred income tax benefit	0	0	(271,756)
Others	(522)	(424)	(642)
Changes in assets and liabilities:
Accounts receivable	(4,403)	15,719	10,473
Prepaid and other assets	951	4,503	(2,449)
Accounts payable	(5,489)	(7,495)	(1,067)
Receipts in advance and deferred revenue	3,439	904	2,636
Tax payables	6,582	11,779	(204,543)
Deferred tax liabilities	24,286	17,674	0
Accrued liabilities and other short-term liabilities	(19,778)	(12,735)	783

Net cash used in continuing operating activities	(25,567)	(48,018)	(4,762)

Net cash used in operating activities	(25,567)	(48,018)	(4,762)
Cash flows from investing activities:
Purchase of fixed assets	(3,225)	(1,315)	(576)
Purchase of intangible and other assets	(15,187)	(18,610)	(9,081)
Purchase of long-term investments	(22,076)	0	0
Proceeds from time deposits	168,225	84,432	210,749
Purchase of time deposits	(295,488)	(28,144)	(224,739)
Proceeds from short-term investments	1,375,757	1,758,032	1,649,562
Purchase of short-term investments	(1,503,242)	(1,908,401)	(1,602,007)
Other cash proceeds related to investing activities	3,571	646	935

Net cash provided by/(used in) continuing investing activities	(291,665)	(113,360)	24,843

Net cash provided by/(used in) investing activities	(291,665)	(113,360)	24,843
Cash flows from financing activities:
Repurchase of Sohu Ordinary Shares, represented by ADSs	(6,560)	(40,875)	(54,077)

Net cash used in continuing financing activities	(6,560)	(40,875)	(54,077)

Net cash used in financing activities	(6,560)	(40,875)	(54,077)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11,982)	(3,508)	2,377

Net decrease in cash, cash equivalents and restricted cash	(335,774)	(205,761)	(31,619)
Cash, cash equivalents and restricted cash at beginning of year	701,462	365,688	159,927

Cash, cash equivalents and restricted cash at end of year	$365,688	$159,927	$128,308

Cash, cash equivalents and restricted cash of continuing operations, end of year	365,688	159,927	128,308

Supplemental cash flow disclosures from continuing operations:
Cash paid for income taxes, net	(28,053)	(16,786)	(29,652)
Barter transactions	3,601	3,156	2,005
Supplemental schedule of non-cash investing activity from continuing operations:
Changes in payables and other liabilities related to fixed assets and intangible assets additions	(7,425)	(567)	488
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
Year Ended December 31, 20
24
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

SOHU.COM LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2025
(In thousands)

		Sohu.com Limited Shareholders’ Equity
	Total	Ordinary Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Accumulated Earnings	Noncontrolling Interest
Beginning balance as of January 1, 2025	$922,688	30	839,949	(4,637)	(58,149)	145,142	353
Share-based compensation expense	6	0	6	0	0	0	0
Net income attributable to Sohu.com Limited and noncontrolling interest shareholders	394,086	0	0	0	0	394,095	(9)
Repurchase of Sohu Ordinary Shares, represented by ADSs	(54,077)	(4)	(55,617)	1,544	0	0	0
Other comprehensive income	15,368	0	0	0	15,368	0	0

Ending balance as of December 31, 2025	$1,278,071	26	784,338	(3,093)	(42,781)	539,237	344

The accompanying notes are an integral part of these consolidated financial statements.

SOHU.COM LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	THE COMPANY AND NATURE OF OPERATIONS
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
The Sohu Group is a leading Chinese online media platform and game business group providing comprehensive online products and services on PCs and mobile devices in the Chinese mainland. Through the operation of Sohu and Changyou, the Sohu Group generates marketing services revenues, online game revenues, and other revenues. Most of the Sohu Group’s operations are conducted through the Group’s Chinese mainland-based subsidiaries and consolidated VIEs.
Starting in 2025, the Sohu Group has changed the name of its “brand advertising business” to the “marketing services business.” This change is intended to more accurately reflect the nature of the business, which consists primarily of advertising and other marketing-related services. To provide a consistent basis for comparison, the Sohu Group has renamed all relevant financial measures and disclosures in this report to align with this updated terminology.

The principal subsidiaries and VIEs through which the Group conducted its business operations as of December 31, 2025 are described below.

Name of Entity	Date of Incorporation	Place of Incorporation	Effective Interest Held through Equity Ownership/Contractual Arrangements.

Subsidiaries:
Sohu.com (Hong Kong) Limited	Incorporated on April 19, 2000	Hong Kong	100%
Beijing Sohu New Era Information Technology Co., Ltd. (“Sohu Era”)	Incorporated on July 25, 2003	People’s Republic of China	100%
Sohu.com (Search) Limited	Incorporated on October 28, 2005	Cayman Islands	100%
Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”)	Incorporated on June 19, 2006	People’s Republic of China	100%
Changyou.com Limited	Incorporated on August 6, 2007	Cayman Islands	100%
Changyou.com (HK) Limited	Incorporated on August 13, 2007	Hong Kong	100%
Beijing AmazGame Age Internet Technology Group Co., Ltd. (“AmazGame”)	Incorporated on September 26, 2007	People’s Republic of China	100%
Sohu.com (Game) Limited	Incorporated on February 11, 2008	Cayman Islands	100%
Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace”)	Incorporated on October 29, 2009	People’s Republic of China	100%
Changyou.com Korea LLC	Incorporated on January 7, 2010	South Korea	100%
Beijing Sohu New Momentum Information Technology Co., Ltd. (“Sohu New Momentum”)	Incorporated on May 31, 2010	People’s Republic of China	100%
Fox Information Technology (Tianjin) Limited	Incorporated on November 17, 2011	People’s Republic of China	100%
Beijing Changyou Chuangxiang Software Technology Co., Ltd. (“Changyou Chuangxiang”)	Incorporated on November 8, 2016	People’s Republic of China	100%

VIEs:
Beijing Century High-Tech Investment Co., Ltd. (“High Century”)	Incorporated on December 28, 2001	People’s Republic of China	100%
Beijing Sohu Internet Information Service Co., Ltd. (“Sohu Internet”)	Incorporated on July 31, 2003	People’s Republic of China	100%
Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”)	Incorporated on August 23, 2007	People’s Republic of China	100%
Beijing Sohu Donglin Advertising Co., Ltd. (“Donglin”)	Incorporated on May 17, 2010	People’s Republic of China	100%
Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”)	Consolidated beginning on May 28, 2010	People’s Republic of China	100%
Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace”)	Incorporated on August 5, 2010	People’s Republic of China	100%
Tianjin Jinhu Culture Development Co., Ltd (“Tianjin Jinhu”)	Incorporated on November 24, 2011	People’s Republic of China	100%
Guangzhou Qianjun Network Technology Co., Ltd. (“Guangzhou Qianjun”)	Consolidated beginning on November 25, 2014	People’s Republic of China	100%

Sohu’s Business
Marketing Services Business
Sohu’s main business is the marketing services business, which consists primarily of advertising and other marketing-related services. Sohu is an online media content and services provider. Through its social features, Sohu also enables users to generate and distribute content, as well as interact with each other on its platform. The majority of Sohu’s products and services are provided in the Chinese mainland across multiple Internet-enabled devices such as mobile phones, tablets and PCs, through the mobile phone applications Sohu News App and Sohu Video App, the mobile portal m.sohu.com, and the PC portal www.sohu.com.
Revenues generated by Sohu from the marketing services business are classified as marketing services revenues in the Sohu Group’s consolidated statements of comprehensive income.
Other Sohu Business
Sohu’s other business consists primarily of paid subscription services, revenue sharing from other platforms, and interactive broadcasting services. Revenues generated by Sohu from the other business are classified as other revenues in the Sohu Group’s consolidated statements of comprehensive income.
Changyou’s Business
Changyou’s business consists of the online game business and the platform channel business. The platform channel business consists primarily of marketing services.
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
Changyou’s dominant games are the PC game Tian Long Ba Bu (“TLBB PC”) and the mobile game Legacy TLBB Mobile. For the year ended December 31, 2025, revenues from TLBB PC were $306.9 million, accounting for approximately 61% of Changyou’s online game revenues, approximately 60% of Changyou’s total revenues, and approximately 53% of the Sohu Group’s total revenues. For the year ended December 31, 2025, revenues from Legacy TLBB Mobile were $41.4 million, accounting for approximately 8% of Changyou’s online game revenues, approximately 8% of Changyou’s total revenues, and approximately 7% of the Sohu Group’s total revenues.
Platform Channel Business
Changyou’s platform channel business consists primarily of the operation of the 17173.com Website, which provides news, electronic forums, online videos, and other online game information services to game players. Changyou generates marketing services revenues from providing marketing services to third-party advertisers on the 17173.com Website.

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
The following table presents the Group’s revenues disaggregated by products and services:

	Year Ended December 31, 2023 (in thousands)
	Sohu	Changyou	Total

Marketing Services	$83,675	5,014	88,689
Online games:
PC games	0	368,721	368,721
Mobile games	0	110,976	110,976
Others	32,286	0	32,286

Total	$115,961	484,711	600,672

	Year Ended December 31, 2024 (in thousands)
	Sohu	Changyou	Total

Marketing Services	$69,683	3,782	73,465
Online games:
PC games	0	359,293	359,293
Mobile games	0	143,096	143,096
Others	22,545	0	22,545

Total	$92,228	506,171	598,399

	Year Ended December 31, 2025 (in thousands)
	Sohu	Changyou	Total

Marketing Services	$56,790	3,182	59,972
Online games:
PC games	0	412,697	412,697
Mobile games	0	93,041	93,041
Others	18,623	0	18,623

Total	$75,413	508,920	584,333

Marketing Services Revenues
Marketing services revenues are generated from advertising and other marketing-related services. Through mobile devices and PCs, the Group provides advertisement placements to advertisers on different Internet platforms and in different formats. Sales rebates paid to customers are accounted for as variable consideration. The Group recognizes revenue for the amount of fees it receives from its customers, after deducting sales rebates, net of value-added tax (“VAT”).

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
Under the Fixed Price model, a contract is signed to establish a fixed price for the marketing services to be provided. Given that advertisers benefit from displayed advertisements evenly over the period the advertisements are displayed, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

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
Under the CPC model, there is no fixed price for marketing services stated in the contract with the advertiser. The unit price for each click is auction-based, and the Group charges advertisers on a per-click
basis when the users click on the advertisements. Given that the fees are priced consistently throughout the contract and the unit prices are fixed in accordance with the Group’s pricing practices for similar advertisers, the Group recognizes revenue based on qualifying clicks and the unit price upon the occurrence of the clicks, provided all revenue recognition criteria have been met.
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
Other Revenues
Other revenues consist primarily of revenues from paid subscription services, revenue sharing from other platforms and interactive broadcasting services.
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. The allowance for credit losses is estimated based upon the Group’s assessment of various factors, including past collection experience and consideration of current and future economic conditions and other factors that may affect the Group’s customers’ ability to pay. Contract assets as of December 31, 2025 were not material. The allowance for credit losses was $10.9 million and $12.4 million, respectively, as of December 31, 2025 and 2024.
Contract liabilities are presented as receipts in advance and deferred revenue on the consolidated balance sheets of the Group. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from game players in the online game business and from advertisers in the marketing services business. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the receipts in advance and deferred revenue balance at the beginning of the period was $47.9 million and $47.6 million, respectively, for the years ended December 31, 2025 and 2024.
There was no significant change in the contract assets and contract liability balances during 2025.
Revenue recognized in 2025 from performance obligations related to prior years was not material.
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
Cost of Revenues
Cost of Marketing Services Revenues
Cost of marketing services revenues mainly consists of content and license costs, salary and benefits expenses, and costs incurred for related content marketing campaigns. For self-developed video content, production costs incurred in excess of the amount of revenue contracted for are expensed as incurred.
Cost of Online Game Revenues
Cost of online game revenues mainly consists of revenue-sharing payments, bandwidth service costs, salary and benefits expenses, and content and license costs.
Cost of Other Revenues
Cost of other revenues mainly consists of revenue-sharing payments related to paid subscription services and interactive broadcasting services, and content and license costs related to paid subscription services.
Product Development Expenses
Product development expenses mainly consist of salary and benefits expenses, content and license costs, professional fees, depreciation and amortization expenses, and bandwidth service expenses. These expenses are incurred for the enhancement and maintenance of the Sohu Group’s Internet platforms as well as for its products and services. The development costs of online games are expensed as incurred, including the development costs of online games prior to the establishment of technological feasibility and maintenance costs after the online games are available for marketing.
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
General and Administrative Expenses
General and administrative expenses mainly consist of salary and benefits expenses, legal proceedings and professional fees, facilities expenses, and travel and entertainment expenses.
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
Chinese Mainland Income Tax
Income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial statements or tax returns. Deferred income taxes are determined based on the differences between the accounting basis and the tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. Deferred tax assets are reduced by a valuation allowance, if based on available evidence, it is considered that it is more likely than not that some portion of or all of the deferred tax assets will not be realized. In making such determination, the Group considers factors including future reversals of existing taxable temporary differences and future profitability. If events were to occur in the future that would allow the Group to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred. If events were to occur in the future that would require the Group to realize less of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period when those events occurred. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.
The Group’s deferred tax assets are related to net operating losses and temporary book versus tax basis differences for its Chinese mainland-based subsidiaries and the VIEs that it consolidates, which are subject to income tax in the Chinese mainland.
Chinese Mainland Withholding Income Tax on Dividends
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
U.S. Corporate Income Tax
Sohu.com Inc., which was formerly the
top-tier
publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. federal corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and up to 35% for prior tax years. U.S. federal tax legislation signed into law on December 22, 2017, commonly referred to as the Tax Cuts and Jobs Act (the “U.S. TCJA”), significantly modified the U.S. Internal Revenue Code by, among other things, reducing the maximum statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a partial territorial tax system with a one-time
transition tax (the “Toll Charge”) on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings.

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
subsidiaries, offset by a reduction of $4 million in liability for deferred U.S. income tax, as a result of the U.S. TCJA. The Sohu Group included the provisional amount of the Toll Charge of $219 million on
its interim financial statements through the quarter ended September 30, 2018, in reliance on Staff Accounting Bulletin No. 118 (“SAB 118”).
For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not that, based on the technical merits, the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. Internal Revenue Service (the “IRS”). As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge, and began to accrue related interest. In the first quarter of 2025, due to the expiration of the statutory period for the IRS to conduct an examination of the Sohu Group’s tax return in connection with the Toll Charge, the Sohu Group fully reversed the tax expense with respect to the Toll Charge that resulted in recognition of the previously unrecognized tax benefit of
$
199

million, consisting of principal of
 $
142

million and related accumulated accrued interest of $
57
 million.
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
The Sohu Group’s financial instruments consist primarily of cash equivalents, short-term investments, accounts receivable, other current assets, long-term investments, long-term time deposits, accounts payable, accrued liabilities, other short-term liabilities, and long-term other payables.
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
Allowance for credit losses
Under ASU No.
2016-13,
Financial Instruments - Credit Losses (Topic 326), the Sohu Group adopted the expected loss approach using macroeconomic forecasts, referred to as a current expected credit losses methodology. The allowance for credit losses reflects the Sohu Group’s estimated expected losses. The Sohu Group estimates the allowance for credit losses, mainly based on past collection experience as well as consideration of current and future economic conditions and changes in the Sohu Group’s collection trends. The Sohu Group estimates the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Sohu Group first estimates its recovery period based on relevant historical accounts receivable collection information. Then the Sohu Group estimates the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors.
Accounts receivable are written off when there is no reasonable expectation of recovery. Subsequent recoveries of amounts previously written off are credited against the same line item.
Accounts receivable, net, as of December 31, 2024 and 2025 consisted of the following (in thousands):

	As of December 31,
	2024	2025
Accounts receivable, net
Accounts receivable	$66,161	$54,221
Less: Allowance for credit losses	(12,399)	(10,886)

	$53,762	$43,335

The following table presents the aging analysis of accounts receivable as of December 31, 2024 and 2025 (in thousands):

	As of December 31,
	2024	2025
Less than 179 days	$49,636	$40,764
180-359 days	3,677	2,117
360 days and greater	12,848	11,340

Total	$66,161	$54,221
The movement of allowance for credit losses for the years ended December 31, 2023, 2024 and 2025 is as follows (in thousands):

	Year Ended December 31,
	2023	2024	2025
Balance at the beginning of year	$13,912	$12,144	$12,399

Additional allowance for credit losses, net of recoveries	(551)	1,344	915

Write-offs	(976)	(896)	(2,674)
Exchange difference	(241)	(193)	246

Balance at the end of year	$12,144	$12,399	$10,886
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
Under ASU No.
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

Functional Currency and Foreign Currency Translation
An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and intra-Group transactions and arrangements. The functional currency of Sohu.com Limited and the Sohu Group’s subsidiaries in the Cayman Islands, the British Virgin Islands, and Hong Kong is the U.S. dollar. The functional currency of the subsidiaries and the VIEs that the Sohu Group consolidates in the Chinese mainland is the Renminbi (“RMB”). The functional currencies of the Sohu Group’s subsidiaries in other countries and regions are the currencies of those countries and regions.
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
Other accounting standards that the Sohu Group adopted beginning January 1, 2025 did not have a significant impact on the Sohu Group’s consolidated financial statements.
Impact of Recently Issued Accounting Pronouncements Not Yet Effective
Income Statement (Topic 220)
.
In November 2024, the FASB issued ASU
No. 2024-03,
Income Statement (Topic 220)-
Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic
220-40)
, which was subsequently amended with ASU No.
2025-01
to clarify the effective date. ASU No. 2024-03, requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Sohu Group does not expect to adopt ASU
No. 2024-03
early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.
Financial Instruments - Credit Losses (Topic 326).
In July 2025, the FASB issued ASU
No. 2025-05,
Financial Instruments - Credit Losses (Topic 326).
ASU
No. 2025-05
provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Sohu Group does not expect to adopt ASU No. 2025-05 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.
Intangibles (Topic 350).
In July 2025, the FASB issued ASU No. 2025-06,
Intangibles
—
Goodwill and Other - Internal-Use
Software (Subtopic 350-40).
ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Sohu Group does not expect to adopt ASU No. 2025-06 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.
Government Grants (Topic 832).
In December 2025, the FASB issued ASU
No. 2025-10,
Government Grants (Topic 832)
. ASU
No. 2025-10
establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Sohu Group does not expect to adopt ASU
No. 2025-10
early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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
Note (2): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2024
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$92,229	$506,170	$0	$598,399
Segment cost of revenues (1)	(75,019)	(90,813)	0	(165,832)

Segment gross profit	17,210	415,357	0	432,567
SBC in cost of revenues (2)	(1)	0	0	(1)

Gross profit	17,209	415,357	0	432,566

Operating expenses:
Product development (1)	(128,985)	(126,229)	0	(255,214)
Sales and marketing (1)	(166,140)	(69,662)	0	(235,802)
General and administrative (1)	(27,894)	(23,088)	0	(50,982)
SBC in operating expenses (2)	(72)	103	0	31

Total operating expenses	(323,091)	(218,876)	0	(541,967)

Operating profit/(loss)	(305,882)	196,481	0	(109,401)

Other income, net				22,144
Interest income				38,625
Exchange difference				464

Loss before income tax expense				(48,168)
Income tax expense				(52,070)

Net loss				$(100,238)

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $17.9 million and $9.6 million, respectively, for the year ended December 31, 2024.
Note (2): “SBC” stands for share-based compensation expense.

	Year Ended December 31, 2025
	Sohu	Changyou	Eliminations	Consolidated
Revenues	$75,413	$508,920	$0	$584,333
Segment cost of revenues (1)	(58,189)	(73,300)	0	(131,489)

Segment gross profit	17,224	435,620	0	452,844

Gross profit	17,224	435,620	0	452,844

Operating expenses:
Product development (1)	(135,978)	(111,529)	0	(247,507)
Sales and marketing (1)	(149,859)	(39,124)	0	(188,983)
General and administrative (1)	(24,999)	(46,706)	0	(71,705)
Goodwill impairment	(36,955)	0	0	(36,955)
SBC in operating expenses (2)	(6)	(1,493)	0	(1,499)

Total operating expenses	(347,797)	(198,852)	0	(546,649)

Operating profit/(loss)	(330,573)	236,768	0	(93,805)

Other income, net				16,550
Interest income				29,137
Exchange difference				(1,405)

Loss before income tax benefit				(49,523)
Income tax benefit				443,609

Net income				$394,086

Note (1): Total depreciation and amortization expenses of Sohu and Changyou were $15.8 million and $9.2 million, respectively, for the year ended December 31, 2025.
Note (2): “SBC” stands for share-based compensation expense.

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

	As of December 31, 2025

	Sohu	Changyou	Eliminations	Consolidated
Cash and cash equivalents	$92,107	$36,201	$0	$128,308
Accounts receivable, net	20,095	23,240	0	43,335
Fixed assets, net (1)	124,678	121,585	0	246,263
Total assets (2)	$2,885,282	$3,379,631	$(4,628,860)	$1,636,053
Note (1): Total additions to fixed assets of both Sohu and Changyou were
 $0.3 million for the year ended December 31, 2025.
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
Share-based compensation expense was recognized in costs and expenses for the years ended December 31, 2023, 2024 and 2025 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2023	2024	2025
Cost of revenues	$17	$1	$0
Product development expenses	156	19	0
Sales and marketing expenses	26	22	6
General and administrative expenses	509	(72)	1,493

	$708	$(30)	$1,499

Share-based compensation expense was recognized for share awards of Sohu and Changyou for the years ended December 31, 2023, 2024 and 2025 as follows (in thousands):

	Year Ended December 31,
Share-based compensation expense	2023	2024	2025
For Sohu share-based awards	$96	$73	$6
For Changyou share-based awards	612	(103)	1,493

	$708	$(30)	$1,499

There was no capitalized share-based compensation expense for the years ended December 31, 2025, 2024 and 2023.

6.	ADVERTISING AND PROMOTIONAL EXPENSES
For the years ended December 31, 2025, 2024 and 2023, advertising and promotional expenses recognized in the consolidated statements of comprehensive income were $125.9 million, $166.3 million, and $138.3 million, respectively.

7.	OTHER INCOME, NET
The following table summarizes the Sohu Group’s other income/(expense) (in thousands):

	Year Ended December 31,
	2023	2024	2025
Rental income	$7,530	$9,723	$9,638
Investment income from short-term investments	4,709	6,027	5,645
Investment income/(loss) from long-term investments	1,707	(310)	535
Tax refund	2,486	1,574	496
Government grant	17,486	6,184	146
Impairment loss on equity investments	(283)	0	0
Donations	0	(854)	(192)
Others	2,111	(200)	282

	$35,746	$22,144	$16,550

8.	BALANCE SHEET COMPONENTS (IN THOUSANDS)

	As of December 31,
	2024	2025
Accounts receivable, net
Accounts receivable	$66,161	$54,221
Allowance for credit losses	(12,399)	(10,886)

	$53,762	$43,335

	As of December 31,
	2024	2025
Prepaid and other current assets
Matching loans due from a related party (See Note 9)	$33,170	$33,924
Prepaid taxes	25,698	33,052
Prepaid revenue-sharing costs	7,865	9,512
Prepaid content and license costs	6,531	5,321
Prepaid professional fees	2,112	3,629
Prepaid rental deposits	1,121	982
Interest receivable from bank deposits with original maturities of three months or less	297	697
Employee advances	507	557
Prepaid advertising and promotion expenses	331	344
Prepaid office rent and facilities expenses	133	165
Others	5,810	5,720

	$83,575	$93,903

Other short-term liabilities
Matching loans due to a related party (See Note 9)	34,123	34,124
Share-based awards in Changyou (See Note 18)	26,772	28,063
Deposits from customers	5,917	4,350
Lease liabilities	1,723	1,822
Contract deposits from advertisers	1,564	1,453
Consideration payable for equity investments	685	700
Others	5,538	6,089

	$76,322	$76,601

	As of December 31,
	2024	2025
Receipts in advance and deferred revenue
Receipts in advance relating to:
Marketing services business	$1,995	$2,393
Online game business	3,074	4,159
Other business	2,290	1,764

Total receipts in advance	7,359	8,316
Deferred revenue	43,648	46,562

	$51,007	$54,878

9.	RELATED PARTY TRANSACTIONS
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
The loan arrangements expired on December 31, 2020 and no new supplemental agreements were signed. In May 2021 and in March 2024, Changyou notified Fox Financial of Changyou’s intention to exercise its rights under the supplemental agreement by applying the security deposit to repay the
RMB-denominated
loan principal and corresponding interest owed by Fox Financial to Changyou. As of the date of the filing of this report, Changyou has not received any response from Fox Financial and has not so applied any of the security deposit. In connection with such loan arrangements, the Sohu Group recorded in the Sohu Group’s consolidated balance sheets as of December 31, 2025 loans receivable from Fox Financial in a total amount of $33.9 million as prepaid and other current assets, and loans payable to Fox Financial in a total amount of $34.1 million as other short-term liabilities.

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
The Sohu Group’s financial instruments consist primarily of cash equivalents, short-term investments, accounts receivable, other current assets, long-term investments, long-term time deposits, accounts payable, accrued liabilities, other short-term liabilities, and long-term other payables
.
Financial Instruments Measured at Fair Value
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
The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2025 (in thousands):

		Fair value measurements at reporting date using
Items	As of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$72,414	$0	$72,414	$0
Short-term investments	702,372	0	702,372	0
Debt investments	21,095	0	0	21,095
Long-term time deposits	350,659	0	350,659	0
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
As of December 31, 2025 and 2024, the Sohu Group’s investment in these financial instruments was $702.4 million and $744.5 million, respectively. The investment instruments with variable interest rates were issued by commercial banks in the Chinese mainland, and are indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as short-term investments. For the years ended December 31, 2025 and 2024, the Sohu Group recorded gains from changes in the fair value of short-term investments in the amounts of $5.6 million and $6.0 million, respectively, in the consolidated statements of comprehensive income.
Long-term Investments
Long-term investments consist of debt investments and equity investments in publicly traded companies, privately-held companies, and limited partnerships.
Debt Investments
ASC
825-10-25
permits all entities to choose, at specified election dates, to measure eligible items at fair value (the fair value option).
The Group measures debt investments under the fair value option on a recurring basis. For investments in preferred shares, the fair value was estimated by using the back-solve method, which requires considering the rights and preferences of each class of equity and solving for the total equity value that is consistent with a recent transaction in the subject company’s securities. This method requires making assumptions on future outcomes available to the subject company, the probability of each scenario, expected time to liquidity events, volatility, and risk-free rate (Level 3). As of December 31, 2025 and 2024, the aggregate carrying value of debt investments was
$
21.1

million for both years. The Group recognized a fair value loss of nil
and
 $
1.8

million, respectively, in 2025 and 2024.
Equity Investments
Under ASU No.
2016-01,
equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value through earnings, unless they qualify for a measurement alternative.
The Group measures equity investments under the equity method and equity investments without readily determinable fair values at fair value on a non-recurring
basis when an impairment charge is to be recognized. As of December 31, 2025 and 2024, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to their fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in other income for the years then ended. The Group recognized an impairment loss of nil for investments without readily determinable fair values in both 2025 and 2024.
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
Based on ASU No.
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
Assets Measured at Fair Value on a Nonrecurring Basis
The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2024 and 2025 (in thousands).

		Fair value measurements at reporting date using
Items	As of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$257	$0	$0	$257
Intangible assets, net	7,695	0	0	7,695
Goodwill	46,944	0	0	46,944

		Fair value measurements at reporting date using
Items	As of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Purchased video content recorded in prepaid and other assets	$214	$0	$0	$214
Intangible assets, net	4,692	0	0	4,692
Goodwill	10,257	0	0	10,257

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
The Group has entered into operating lease agreements, primarily for offices in the Chinese mainland with lease periods expiring between 2025 and 2028. The determination of whether an arrangement is or contains a lease is made at the inception of the lease by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included on the Group’s consolidated balance sheets. The right-of-use
assets are included in other assets, while the current portion of the operating lease liabilities is included in other short-term liabilities and the long-term portion is included in other long-term liabilities. The Group has elected not to recognize lease assets and lease liabilities for leases with a term of 12 months or less on the consolidated balance sheets.
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
non-lease
components. Payments under the lease arrangements are primarily fixed with no variable payments.
Components of operating lease expense are as follows (in thousands):

	Year ended December 31,
	2024	2025
Operating lease expense	$2,032	$1,837
Short-term lease expense	238	92

Total operating lease expense	$2,270	$1,929

Supplemental cash flow information related to leases are as follows (in thousands):

	Year ended December 31,
	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,810	$1,992

	Year ended December 31,
	2024	2025
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$1,712	$557
The following table presents supplemental balance sheet information related to the operating leases (in thousands):

	Year ended December 31,
Assets:	2024	2025
Operating lease right-of-use assets	$3,238	$2,154

Liabilities:
Current lease liabilities	1,723	1,822
Non-current lease liabilities	1,659	322

Total operating lease liabilities	$3,382	$2,144

Maturities of lease liabilities under operating leases as of December 31, 2025 are as follows (in thousands):

2026	$1,884
2027	301
2028	34
2029	0
2030	0
Thereafter	0

Total future lease payments	2,219
Less: imputed interest	75

Total present value of lease liabilities	$2,144

As of December 31, 2025, operating leases recognized in lease liabilities had a weighted average remaining lease term of 1.4 years and a weighted average discount rate of 4.4%. As of December 31, 2025, there were no liabilities for leases that had been entered into, but the terms of which had not yet commenced.

12.	FIXED ASSETS
The following table summarizes the Sohu Group’s fixed assets (in thousands):

	As of December 31,
	2024	2025
Office buildings	$355,862	$363,942
Computer equipment and hardware	81,335	77,330
Leasehold and building improvements	31,943	32,664
Office furniture	5,204	5,252
Vehicles	2,972	2,823

Fixed assets, gross	477,316	482,011
Accumulated depreciation	(224,456)	(235,748)

Fixed assets, net	$252,860	$246,263

For the years ended December 31, 2025, 2024 and 2023, depreciation expenses for fixed
assets were $12.6 million, $13.5 million, and $16.6 million, respectively.

13.	GOODWILL
Changes in the carrying value of goodwill by segment are as follows (in thousands):

	Sohu	Changyou	Total

Balance as of December 31, 2023

Goodwill	69,152	180,543	249,695

Accumulated impairment losses	(32,246)	(170,286)	(202,532)

	$36,906	$10,257	$47,163

Transactions in 2024

Foreign currency translation adjustment	(219)	0	(219)

Balance as of December 31, 2024	$36,687	$10,257	$46,944

Balance as of December 31, 2024

Goodwill	36,687	10,257	46,944

Accumulated impairment losses	0	0	0

	$36,687	$10,257	$46,944

Transactions in 2025

Foreign currency translation adjustment	268	0	268
Impairment losses	(36,955)	0	(36,955)

Balance as of December 31, 2025	$0	$10,257	$10,257

Balance as of December 31, 2025

Goodwill	0	10,257	10,257

Accumulated impairment losses	0	0	0

	$0	$10,257	$10,257

There was one reporting unit under the Sohu segment, which is the Sohu reporting unit. The reporting units under the Changyou segment consisted of the Changyou online game business and the 17173.com Website. The Changyou online game business was the only reporting unit with goodwill under the Changyou segment.
As of October 1, 2025, the Sohu Group tested goodwill for impairment at the reporting unit level.
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

In the fourth quarter of 2025, management concluded that the fair value of the Sohu reporting unit was less than its carrying value, indicating that the goodwill of the Sohu reporting unit was impaired. This was mainly driven by a decline in the fair value of real estate held by the Sohu reporting unit for the production of rental income, due to the weakness of the real estate market in the Chinese mainland. A goodwill impairment loss of $37.0 million was recognized for the Sohu reporting unit for the year ended December 31, 2025.
No
impairment of goodwill was recognized during the year ended December 31, 2024.
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
As of December 31, 2025 and 2024, management concluded that the fair value of the Changyou online game reporting unit exceeded its carrying value, indicating that the goodwill of the Changyou online game reporting unit was not impaired.

14.	INTANGIBLE ASSETS, NET

	As of December 31, 2024
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount
Operating rights for licensed games	$64,937	$(45,996)	$(12,334)	$6,607
Purchased video content	41,789	(30,059)	(11,362)	368
Domain names and trademarks	16,083	(6,350)	(9,733)	0
Computer software	11,861	(11,141)	0	720
Developed technologies	990	(147)	(843)	0

Total	$135,660	$(93,693)	$(34,272)	$7,695

	As of December 31, 2025
Items	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount
Operating rights for licensed games	$67,071	$(50,724)	$(12,612)	$3,735
Purchased video content	38,991	(28,806)	(9,956)	229
Domain names and trademarks	16,412	(6,458)	(9,954)	0
Computer software	10,835	(10,107)	0	728
Developed technologies	990	(147)	(843)	0

Total	$134,299	$(96,242)	$(33,365)	$4,692

Amortization
For the years ended December 31, 2025, 2024 and 2023, amortization of intangible assets was $12.4 million, $11.2 million, and $13.6 million, respectively.

As of December 31, 2025, amortization expenses for future periods are estimated to be as follows:

Year Ended December 31,	(in thousands)
2026	$3,367
2027	1,233
2028	92
2029	0
2030	0
Thereafter	0

Total expected amortization expense	$4,692

15.	TAXATION
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
Hong Kong Tax
The Group’s subsidiaries incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2025, 2024 and 2023.
Chinese Mainland Income Tax
The majority of the subsidiaries and VIEs of the Sohu Group are based in the Chinese mainland and are subject to income taxes in the Chinese mainland. These Chinese mainland-based subsidiaries and VIEs conduct substantially all of the Sohu Group’s operations, and generate most of the Sohu Group’s income or losses. The Chinese mainland generally imposes an income tax rate of 25%
on all enterprises, but grants preferential tax treatment to “high and new technology enterprises” (“HNTEs”).
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
Principal Entities Qualified as HNTEs
As of December 31, 2025, the following principal entities of the Sohu Group were qualified as HNTEs and were entitled to an income tax rate of 15%.

-
Gamespace, Changyou Chuangxiang and Sohu New Momentum re-applied for HNTE qualification and received approval in 2025. They are entitled to continue to enjoy the beneficial tax rate as HNTEs for the years 2025 through 2027, and will need to re-apply for HNTE qualification in 2028.

-	Video Tianjin and Sohu Internet qualified as HNTEs for the years 2024 through 2026, and will need to re-apply for HNTE qualification in 2027.

-	Gamease, AmazGame, Sohu Media and Guangzhou Qianjun qualified as HNTEs for the years 2023 through 2025, and will need to re-apply for HNTE qualification in 2026.
U.S. Corporate Income Tax
Sohu.com Inc., which was formerly the
top-tier
publicly-traded parent company of the Sohu Group, was dissolved and liquidated on May 31, 2018. Sohu.com Inc. was a Delaware corporation that was subject to U.S. federal corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and up to 35% for prior tax years. The U.S. TCJA significantly modified the U.S. Internal Revenue Code by, among other things, reducing the maximum statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a partial territorial tax system with a one-time
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
For the fourth quarter of 2018, the Sohu Group’s management
re-evaluated
the impact on the Sohu Group of the Toll Charge under the U.S. TCJA. Management determined that it was more likely than not, based on the technical merits, that the tax position that the Sohu Group had no Toll Charge liability would be sustained. The Group recognized a tax benefit in the amount of $77 million, which was the largest amount that management determined to be greater than 50% likely to be realized upon settlement with the U.S. IRS. As a result, as of December 31, 2018, the Sohu Group had an unrecognized tax benefit in the amount of $142 million, which represented the difference between the tax benefit recognized in the fourth quarter of 2018 and management’s previous estimate of the Toll Charge, and began to accrue related interest. In the first quarter of 2025, due to the expiration of the statutory period for the IRS to conduct an examination of the

Sohu Group’s tax return in connection with the Toll Charge, the Sohu Group fully reversed the tax expense with respect to the Toll Charge that resulted in recognition of the previously unrecognized tax benefit of

$

million, consisting of principal
 of $
142

million and related accumulated accrued interest of $
57

million.
Composition of Income Tax Expense

Sohu.com Limited is not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to Sohu.com Limited levied by the government of the Cayman Islands.
The components of income before income taxes are as follows (in thousands):

	Year ended December 31,
	2023	2024	2025
Income/(loss) before income tax expense
Loss from Chinese mainland operations	$(22,560)	$(68,338)	$(30,143)
Income/(loss) from non-Chinese mainland operations	16,910	20,170	(19,380)

Total loss before income tax expense from continuing operations	$(5,650)	$(48,168)	$(49,523)

Income tax expense/(benefit) applicable to Chinese mainland operations
Current tax	$22,701	$18,700	$23,058
Deferred tax	24,728	17,785	(269,367)

Subtotal income tax expense/(benefit) applicable to Chinese mainland operations	47,429	36,485	(246,309)
Non-Chinese mainland income tax expense/(benefit)	12,850	15,300	(198,387)
Non-Chinese mainland withholding tax expense	141	285	1,087

Total income tax expense/(benefit) from continuing operations	$60,420	$52,070	$(443,609)

In 2025, of the total of $443.6 million in income tax benefit, $246.3 million was from Chinese mainland tax, resulting primarily from reversal of withholding income tax expense related to Changyou of $285.5 million; and $198 million was for U.S. corporate income tax, resulting primarily from recognition of a tax benefit related to the Toll Charge.
In 2024, of the total of $52.1 million in income tax expense, $36.5 million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense of $32.5 million; and $15 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit related to the Toll Charge.
In 2023, of the total of $60.4 million in income tax expense, $47.4 million was from Chinese mainland tax, resulting primarily from accrued regular income tax expense of $36.8 million, and $13 million was for U.S. corporate income tax, resulting primarily from accrued interest on an unrecognized tax benefit related to the Toll Charge.
The combined effects of the income tax exemption and reduction available to the Group are as follows (in thousands, except per share data):

	Year Ended December 31,
	2023	2024	2025
Tax holiday effect	$(18,961)	$(22,072)	$13,911
Basic net loss per share effect	(0.56)	(0.69)	0.49
Effective Tax Rate
The Chinese mainland generally imposes an income tax rate of 25% on all enterprises, but grants preferential tax treatment to HNTEs.

The following is reconciliation between the statutory rate and the Group’s effective tax rate. For 2023, 2024 and 2025, the statutory rate represented the Chinese mainland statutory rate of 25%. The table for 2023 and 2024 below does not reflect any accruals related to the Toll Charge. See “
U.S. Corporate Income Tax
” and “
Treatment of Toll Charge Related to the U.S. TCJA.
”

	Year Ended December 31,
	2023	2024
Statutory Rate:	25%	25%
Effect of tax holidays applicable to subsidiaries and consolidated VIEs	(335%)	(46%)
Tax differential from statutory rate applicable to subsidiaries and consolidated VIEs	44%	11%
Effect of withholding taxes	(331%)	(34%)
Changes in valuation allowance for deferred tax assets	(1,077%)	(99%)
Research and development super-deduction	737%	82%
Others	95%	(15%)

	(842%)	(76%)

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between the statutory rate and the Group’s effective tax rate is as follows (in thousands, except percentages):

	Year Ended December 31, 2025
	Amount	Percent
Statutory Rate:	$(12,381)	25.0%
Foreign Tax Effects
Cayman
Statutory tax rate difference between Cayman and Chinese mainland	5,051	(10.2%	)
Other	631	(1.3%	)
Hong Kong
Statutory tax rate difference between Hong Kong and Chinese mainland	(103)	0.2%
Changes in valuation allowances	(736)	1.5%
British Virgin Islands (“BVI”)
Statutory tax rate difference between BVI and Chinese mainland	702	(1.4%	)
Other foreign jurisdictions	944	(1.9%	)
Effect of Cross-Border Tax Laws	74	(0.1%	)
Changes in Valuation Allowance	48,075	(97.1%	)
Nontaxable or Nondeductible Items
Research and development credits	(34,374)	69.4%
Tax holidays applicable to subsidiaries and consolidated VIEs	13,911	(28.1%	)
Goodwill impairment	3,687	(7.4%	)
Other	602	(1.2%	)
Changes in Unrecognized Tax Benefits	(199,018)	401.9%
Other Adjustments
Withholding taxes	(270,917)	547.1%
Other	243	(0.5%	)

Effective Tax Rate	$(443,609)	895.9%

Note: In 2025, the Sohu Group paid $
28.6
million in income taxes (net of refunds received) in the Chinese mainland and $
1.1
million
in income taxes in jurisdictions outside of the Chinese mainland.
Chinese Mainland Withholding Income Tax on Dividends
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
Prior to 2025, the Sohu Group’s dividend policy for Changyou allowed Changyou’s Chinese mainland subsidiaries (for avoidance of doubt, excluding the Changyou VIEs and their subsidiaries) to distribute their cumulative available and undistributed earnings to their direct, non-Chinese mainland parent holding companies. As of December 31, 2024, the Group had an accrued deferred tax liability related to the dividend policy for Changyou in the amount of $265.9 million for Chinese mainland withholding tax. Under a revision of the dividend policy for Changyou adopted in the fourth quarter of 2025, the Group does not intend for Changyou’s Chinese mainland subsidiaries to distribute any undistributed earnings to their direct, non-Chinese mainland parent holding companies for the foreseeable future, but for such earnings to instead be reinvested in the Group’s Chinese mainland operations. As a result, the Group no longer accrues any corresponding Chinese mainland withholding tax and, in the fourth quarter of 2025, fully reversed the previously accrued deferred tax liability of
 $
283.6
million.
The Sohu Group currently does not intend to have any of its Chinese mainland subsidiaries or the VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be reinvested by such subsidiaries and VIEs for the Group’s Chinese mainland operations
. As of December 31, 2025, the total amount of undistributed profits from the Chinese mainland subsidiaries and VIEs for which no withholding tax had been accrued was $557.2 million, and the unrecognized tax liabilities were $55.7 million.

Deferred Tax Assets and Liabilities
Significant components of the Group’s deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,
	2024	2025
Deferred tax assets:
Net operating loss from operations	$395,642	$428,770
Accrued bonus and commissions	2,973	4,160
Intangible assets impairment	158	78
Others	8,190	6,334

Total deferred tax assets	406,963	439,342
Less: Valuation allowance	(400,000)	(430,628)

Net deferred tax assets	$6,963	$8,714

Deferred tax liabilities:
Withholding tax for dividend	$(265,863)	$0
Others	(7,834)	(7,930)

Total deferred tax liabilities	$(273,697)	$(7,930)

Net deferred tax assets are recorded under other assets in the consolidated balance sheets. As of December 31, 2025, the Group had net operating losses from Chinese mainland entities of approximately $2.70 billion available to offset against future net profit for income tax purposes. The Group anticipates that it is more likely than not that these net operating losses may not be utilized based on its estimate of the operation performance of these Chinese mainland entities; therefore, $421.0 million in deferred tax assets generated from net operating losses were offset by a valuation allowance.
The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	Year Ended December 31,
	2023	2024	2025
Beginning balance	$320,589	$371,532	$400,000
Provision for the year	60,554	42,986	37,872
Reversal for the year	(4,134)	(9,076)	(16,138)
Foreign currency translation adjustment	(5,477)	(5,442)	8,894

Ending balance	$371,532	$400,000	$430,628

In 2025, $155.8 million of Chinese mainland net operating losses generated from previous years expired. Pursuant to a public announcement issued by the China State Administration of Taxation in August 2018, net operating losses of entities not qualified as HNTEs will expire between 2026 and 2030 if not utilized and those of entities qualified as HNTEs will expire in 2035. The reversal of valuation allowance was also due to the impact of changes in income tax rates upon preferential tax rates being obtained.
Uncertain Tax Positions
The following table summarizes the Group’s unrecognized tax benefit from January 1, 2023 to December 31, 2025 (in thousands):

	As of December 31,
	2023	2024	2025
Beginning balance	$200,228	$212,859	$211,848
Increases/(decrease) related to prior year tax positions	12,850	(820)	(199,018)
Foreign currency translation adjustment	(219)	(191)	291

Ending balance	$212,859	$211,848	$13,121

The decrease in 2025 was mainly due to a reversal of an uncertain tax position related to the Toll Charge. The decrease in 2024 was mainly due to a reversal of uncertain tax positions related to business acquisitions. The increase in 2023 was mainly due to interest recognized in connection with an unrecognized tax benefit.
As of the date of the filing of this report, the only material jurisdiction in which the Group is subject to potential examination is the Chinese mainland. In general, the tax authorities in the Chinese mainland have up to five years, and in certain cases up to 10 years, to conduct examinations of the tax filings of the Group.

16.	COMMITMENTS AND CONTINGENCIES
Commitments
The following table sets forth the Group’s commitments as of December 31, 2025 (in thousands):

	2026	2027	2028	2029	2030	Thereafter	Total Payments Required
Purchase of content and services	$8,558	690	5	0	0	0	9,253
Purchase of bandwidth	4,756	0	0	0	0	0	4,756
Royalties and expenditures for licensed content of games	1,423	712	1,067	0	0	0	3,202
Operating lease obligations	2,497	110	31	0	0	0	2,638
Others	188	60	0	0	0	0	248

Total Payments Required	$17,422	1,572	1,103	0	0	0	20,097

Litigation
The Sohu Group is a party to various litigation matters which it considers routine and incidental to its business. The Sohu Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Sohu Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Management believes that the total liabilities to the Sohu Group that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. As of December 31, 2025, Sohu and Changyou had no significant litigation contingencies.
Chinese Mainland Laws and Regulations
The Chinese mainland market in which the Sohu Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability to operate an Internet business and to conduct marketing services, online game, and other services in the Chinese mainland. The telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign-owned entities, like the Sohu Group, may operate. Regulatory authorities in the Chinese mainland may issue new laws or new interpretations of existing laws to regulate areas such as telecommunication, information, and media. The Sohu Group’s legal structure and scope of operations in the Chinese mainland could be subject to restrictions, which could result in limits on its ability to conduct business in the Chinese mainland. Certain risks related to Chinese mainland law that could affect the Sohu Group’s VIE structure are discussed in Note 17 - VIEs.
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
Under contractual agreements with the Sohu Group, Dr. Charles Zhang and those other executive officers and employees of the Sohu Group and certain entities who are shareholders of the consolidated VIEs are required to transfer their ownership in these entities to the Group, if permitted by Chinese mainland laws and regulations, or, if not so permitted, to designees of the Group at any time as requested by the Group to repay the loans outstanding. All voting rights of the consolidated VIEs are assigned to the Sohu Group, and the Group has the right to designate all directors and senior management personnel of the consolidated VIEs, and also has the obligation to absorb losses of the consolidated VIEs. Dr. Charles Zhang and those other executive officers and employees of the Sohu Group and certain entities who are shareholders of the consolidated VIEs have pledged their shares in the consolidated VIEs as collateral for the loans. As of December 31, 2025, the aggregate amount of these loans was $11.2 million.
Under its contractual arrangements with the consolidated VIEs, the Sohu Group has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Group considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital and statutory reserves of the VIEs. As of December 31, 2025, the registered capital and statutory reserves of the consolidated VIEs totaled $40.5 million. As all of the consolidated VIEs are incorporated as limited liability companies under the Company Law of the People’s Republic of China (the “Company Law”), creditors of the consolidated VIEs do not have recourse to the general credit of the Sohu Group for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Sohu Group to provide additional financial support to the consolidated VIEs. As the Sohu Group is conducting certain business in the Chinese mainland mainly through the consolidated VIEs, the Group may provide such support on a discretionary basis in the future, which could expose the Group to a loss.
The following is a summary of the principal VIEs within the Sohu Group:
Basic Information for Principal VIEs and Subsidiaries of Principal VIEs

-	High Century
High Century was incorporated in 2001. As of December 31, 2025, Dr. Charles Zhang, the Group’s Chairman of the Board and Chief Executive Officer, and Wei Li, one of the Group’s employees, held 80% and 20% interests, respectively, in this entity.

-	Sohu Internet
Sohu Internet was incorporated in 2003. As of December 31, 2025, High Century held a 100% interest in this entity.

-	Gamease
Gamease was incorporated in 2007. As of December 31, 2025, High Century held a 100% interest in this entity.

-	Donglin
Donglin was incorporated in 2010. As of December 31, 2025, High Century held a 100% interest in this entity.

-	Guanyou Gamespace
Guanyou Gamespace was incorporated in 2010. As of December 31, 2025, Beijing Changyou Star Digital Technology Co., Ltd (“Changyou Star”) held a 100% interest in this entity. Dewen Chen, Changyou’s Chief Executive Officer, and Yaobin Wang, one of the Group’s employees, held 50% and 50% interests, respectively, in Changyou Star.

-	Shanghai ICE
The Sohu Group began consolidating Shanghai ICE in 2010. As of December 31, 2025, Gamease held a 100% interest in this entity.

-	Tianjin Jinhu
Tianjin Jinhu was incorporated in 2011. As of December 31, 2025, High Century held a
100
% interest in this entity.

-	Guangzhou Qianjun
The Sohu Group began consolidating Guangzhou Qianjun in 2014. As of December 31, 2025, Tianjin Jinhu held a 100% interest in this entity.
Financial Information
The following financial information of the Sohu Group’s consolidated VIEs (including subsidiaries of these VIEs) is included in the accompanying consolidated financial statements (in thousands):

	As of December 31,
	2024	2025
ASSETS:
Cash and cash equivalents	$12,990	$14,390
Short-term investments	18,589	10,786
Accounts receivable, net	27,315	20,059
Prepaid and other current assets	4,967	4,465
Intra-Group receivables due from subsidiaries	118,761	135,745

Total current assets	182,622	185,445

Fixed assets, net	74	36
Investment in subsidiaries	347,783	572,549
Other non-current assets	50,352	34,213

Total assets	$580,831	$792,243

LIABILITIES:
Accounts payable	$5,159	$5,275
Accrued liabilities	24,700	21,631
Receipts in advance and deferred revenue	46,845	52,335
Other current liabilities	15,887	12,892
Intra-Group payables due to subsidiaries	234,405	221,044

Total current liabilities	326,996	313,177

Long-term tax liabilities	12,830	13,121
Other non-current liabilities	1,444	1,423

Total liabilities	$341,270	$327,721

	Year Ended December 31,
	2023	2024	2025
Revenues:
Third-party revenues	$477,202	$484,911	$490,675
Intra-Group revenues	13,283	13,468	13,794

Total revenues	490,485	498,379	504,469
Cost of revenues:
Third-party cost of revenues	55,227	60,678	43,985
Intra-Group cost of revenues	86,435	72,697	93,417

Total cost of revenues	141,662	133,375	137,402
Operating expenses:
Third-party operating expenses	44,059	63,633	46,952
Intra-Group operating expenses	282,812	274,491	292,541

Total operating expenses	326,871	338,124	339,493
Net income from continuing operations	23,879	21,744	2,595

	Year ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net cash provided by transactions with third parties	$409,762	$384,664	$442,252
Net cash used in transactions with intra-Group entities	(382,593)	(358,561)	(396,893)

Net cash provided by continuing operating activities	27,169	26,103	45,359

Net cash provided by operating activities	27,169	26,103	45,359

Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	(14,922)	(8,315)	7,498
Net cash provided by/(used in) transactions with intra-Group entities	73,894	35,788	(38,070)
Net cash provided by/(used in) continuing investing activities	58,972	27,473	(30,572)

Net cash provided by/(used in) investing activities	58,972	27,473	(30,572)

Cash flows from financing activities:
Net cash used in transactions with intra-Group entities	(101,611)	(48,657)	(13,393)

Net cash used in continuing financing activities	(101,611)	(48,657)	(13,393)

Net cash used in financing activities	(101,611)	(48,657)	(13,393)

Summary of Significant Agreements Currently in Effect
The following is a summary of the agreements between the Sohu Group’s principal Chinese mainland subsidiaries and principal consolidated VIEs and their nominee shareholders as of December 31, 2025 and as of the date of the filing of this report:

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
Loan and share pledge agreement
between the Company’s indirect wholly-owned subsidiary Sohu Focus (HK) Limited (“Focus HK”) and the shareholders of Beijing Heng Da Yi Tong Information Technology Co., Ltd., a VIE that the Company consolidates (“Heng Da Yi Tong”). The agreement provides for loans to the shareholders of Heng Da Yi Tong for them to make contributions to the registered capital of Heng Da Yi Tong in exchange for the equity interests in Heng Da Yi Tong, and the shareholders pledge those equity interests to Focus HK as security for the loans. The agreement includes powers of attorney that give Focus HK the power to appoint nominees to act on behalf of the shareholders of Heng Da Yi Tong in connection with all actions to be taken by Heng Da Yi Tong. Pursuant to the agreement, the shareholders executed in blank transfers of their equity interests in Heng Da Yi Tong, which are held by the Sohu Group’s legal department and may be completed and effected at Focus HK’s election.
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
Powers of attorney
executed by the sole shareholder of Gamease in favor of AmazGame and by the sole shareholder of Guanyou Gamespace in favor of Gamespace, with the same term as that of the corresponding business operation agreements among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace (as discussed below). These powers of attorney give the respective boards of directors of AmazGame and Gamespace the right to appoint nominees to act on behalf of their respective shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace.
Business operation agreements
among AmazGame, Gamease and the sole shareholder of Gamease and among Gamespace, Guanyou Gamespace and the sole shareholder of Guanyou Gamespace. These agreements set forth the right of AmazGame and Gamespace to control the actions of Gamease and Guanyou Gamespace, as the case may be, and the respective shareholders of Gamease and Guanyou Gamespace. Each agreement has an initial term of 10 years, extendable for additional 10-year terms at the sole discretion of AmazGame or Gamespace, as the case may be.
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

18.	SOHU.COM LIMITED SHAREHOLDERS’ EQUITY
Summary of the Company’s outstanding shares (in thousands):

	Number of Outstanding Shares As of December 31,
	2023	2024	2025
Balance, beginning of year	33,737	33,048	30,065
Issuances:	7	137	43
Repurchases:	(696)	(3,120)	(4,039)

Balance, end of year	33,048	30,065	26,069

Treasury Stock
Treasury stock consists of the Company’s ordinary shares, including ordinary shares represented by ADSs, repurchased by the Company or that it is obligated to repurchase as of the reporting date. Ordinary shares included in treasury stock are no longer deemed to be outstanding. Treasury stock is accounted for under the cost method.
On November 11, 2023, the Sohu Board authorized a share repurchase program of up to $80 million of outstanding ADSs over a
24-month
period from November 11, 2023 to November 10, 2025. On March 2, 2024, the Sohu Board authorized an increase in the size of the share repurchase program from up to $80 million to up to $150 million of outstanding ADSs. On November 9, 2024, the Sohu Board authorized extension of the end of the share repurchase program period from November 10, 2025 to November 10, 2026.
As of
December 31, 2025, Sohu had repurchased 7,854,614 ADSs under the share repurchase program at an
aggregate
cost
of approximately $101.5 million. The 4,184,768 repurchased shares were recorded at their historical cost of $55.6 million and were cancelled in December 2025 and the 3,470,361 repurchased shares were recorded at their historical cost of $42.8 million and were cancelled in November 2024. As of December 31, 2025 and 2024, the
cancellations
were accounted for by recognizing a decrease of $4,185 and $3,470
, respectively,
in
paid-in
capital, and a decrease of $55.6 million and $42.8 million
, respectively,
in additional
paid-in
capital, in the Sohu Group’s consolidated balance sheets.

Share Incentive Plans
Sohu and Changyou have incentive plans, for the granting of share-based awards, including options and restricted share units, to their directors, management and other key employees.
1) Sohu.com Limited Share-based Awards
Sohu’s 2018 Share Incentive Plan
On July 2, 2010, Sohu.com Inc.’s shareholders adopted the 2010 Stock Incentive Plan, which provided for the issuance of up to 1,500,000 shares of Sohu.com Inc.’s common stock, including stock issued pursuant to the vesting and settlement of restricted stock units and pursuant to the exercise of stock options. The maximum term of any share-based award granted under the Sohu 2010 Stock Incentive Plan was 10 years from the grant date.
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
As of December 31, 2025, 217,979 shares were available for grant under the Sohu 2018 Share Incentive Plan.
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
As of December 31, 2025, 1,154,051 of these options had been granted and had become vested on their respective vesting dates, as a mutual understanding of the subjective performance targets was reached between the Company and the recipients, the targets had been satisfied, and the service period requirements had been fulfilled. The cumulative share-based compensation expense for these granted options has been adjusted and fixed based on their aggregate fair values, at their respective grant dates, of $31.7 million.

A summary of option activity under the Sohu 2018 Share Incentive Plan as of and for the year ended December 31, 2025 is presented below:

			Weighted
	Number	Weighted	Average	Aggregate
	Of	Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value (1)
Options	(in thousands)	Price	Life (Years)	(in thousands)
Outstanding as of January 1, 2025	327	$0.001		$
Granted	1	0.001
Exercised	(42)	0.001
Forfeited or expired	0

Outstanding as of December 31, 2025	286	0.001	3.67	4,471

Vested as of December 31, 2025	286	0.001	3.67	4,471

Exercisable as of December 31, 2025	286	0.001	3.67	4,471

Note (1): The aggregated intrinsic value in the preceding table represents the difference between Sohu’s closing ADS price of $15.64 on December 31, 2025 and the nominal exercise price of the options.
For the years ended December 31, 2025, 2024 and 2023, total share-based compensation expense recognized for these options was $6,000, $73,000, and $0.1 million, respectively. For the years ended December 31, 2025, 2024 and 2023, the total fair value of these Sohu options vested on their respective vesting dates was $20,000, $0.2 million and $1.2 million, respectively. For the years ended December 31, 2025, 2024 and 2023, the total intrinsic value of options exercised was $0.6 million, $1.8 million, and $0.1 million, respectively.
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
As of December 31, 2025, 3,023,000 of the share options granted under the Changyou 2014 Share Incentive Plan had vested and were outstanding. None of these vested share options will be exercisable, but can only be repurchased by Changyou at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board.
For the years ended December 31, 2025, 2024 and 2023, total share-based compensation expense recognized for share options under the Changyou 2014 Share Incentive Plan was nil, nil, and $0.1 million, respectively. For the years ended December 31, 2025, 2024 and 2023, the total fair values of these Changyou share options vested on their respective vesting dates were nil, nil, and $3.5 million, respectively.
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

On November 9, 2024, the Sohu Board approved the grant, effective for vesting commencement purposes as of November 9, 2024, to certain employees of Changyou of options for the purchase of an aggregate of 690,600 Class A ordinary shares at an exercise price of $0.01. On May 18, 2025, the Sohu Board approved the grant, effective for vesting commencement purposes as of May 18, 2025, to certain employees of Changyou of options for the purchase of an aggregate of 85,200 Class A ordinary shares at an exercise price of $0.01. These Changyou share options vest in four equal installments over a period of four years, with each installment vesting upon satisfaction of a service period requirement and the achievement of certain subjective performance targets. After the completion of the Changyou Merger, the Sohu Board approved the Changyou Plans’ Modification, pursuant to which, among other things, none of the share options granted under the Changyou 2019 Share Incentive Plan will be exercisable, but can only be repurchased by Changyou following vesting at a fixed price of $5.39 per Changyou Class A ordinary share underlying such vested share options upon termination of the option holders’ employment or upon approval of the Chairman of the Sohu Board. As a result of the Changyou Plans’ Modification, share-based compensation expense will be accrued over the service period based on a fixed price of $5.39 per Changyou Class A ordinary share. No subsequent fair value re-measurement
will be made, given that the awards are obligations based on a fixed amount of $5.39 per Changyou Class A ordinary share.
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
As of December 31, 2025, 2,333,022 of the share options granted under the Changyou 2019 Share Incentive Plan had vested and were outstanding. The cumulative share-based compensation expense of $1.0 million for the granted share options was adjusted and fixed based on a price of $5.39 per Changyou Class A ordinary share after the Changyou Plans’ Modification. For the years ended December 31, 2025, 2024 and 2023, total share-based compensation expense recognized for share options under the Changyou 2019 Share Incentive Plan was $
1.5
million, negative $
0.1
 million, and $
0.5
 million, respectively. For the years ended December 31, 2025, 2024 and 2023, the total fair value of these Changyou share options vested on their respective vesting dates was $
1.0
million, $
0.1
 million, and $
3.0
 million, respectively.

19.	NONCONTROLLING INTEREST
Currently, the noncontrolling interests in the Sohu Group’s consolidated financial statements primarily consist of noncontrolling interests reflecting economic interests in Changyou’s subsidiaries held by shareholders other than Changyou.
Noncontrolling Interest in the Consolidated Balance Sheets
Sohu holds 100% of the combined total of Changyou’s outstanding ordinary shares, and the noncontrolling interests recognized in the Sohu Group’s consolidated balance sheets reflect economic interests in Changyou’s subsidiaries held by shareholders other than Changyou. Noncontrolling interest of Changyou of $0.3 million and $0.4 million was recognized in the Sohu Group’s consolidated balance sheets as of December 31, 2025 and 2024, respectively.
Noncontrolling Interest in the Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2025, 2024 and 2023, respectively, net loss of $9,000, net income of $31,000 and net loss of $0.3 million attributable to the noncontrolling interest of Changyou was recognized in the Sohu Group’s consolidated statements of comprehensive income/(loss).

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

The following table presents the calculation of the Sohu Group’s basic and diluted net income/(loss) per share (in thousands, except per share data).

	Year Ended December 31,
	2023	2024	2025
Numerator:
Net income/(loss) from continuing operations attributable to Sohu.com Limited, basic	$(65,805)	$(100,269)	$394,095
Net income from discontinued operations attributable to Sohu.com Limited, basic	35,426	0	0
Net income/(loss) attributable to Sohu.com Limited, basic	(30,379)	(100,269)	394,095
Effect of dilutive securities:
Net income/(loss) from continuing operations attributable to Sohu.com Limited, diluted	(65,805)	(100,269)	394,095
Net income from discontinued operations attributable to Sohu.com Limited, diluted	35,426	0	0

Net income/(loss) attributable to Sohu.com Limited, diluted	$(30,379)	$(100,269)	$394,095

Denominator:
Weighted average basic ordinary shares outstanding	34,109	32,009	28,234

Weighted average diluted ordinary shares outstanding	$34,109	$32,009	$28,234

Basic net income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(1.93)	$(3.13)	$13.96
Discontinued operations	1.04	0	0

Net income/(loss) per share	(0.89)	(3.13)	13.96

Diluted income/(loss) per share attributable to Sohu.com Limited
Continuing operations	$(1.93)	$(3.13)	$13.96
Discontinued operations	1.04	0	0

Net income/(loss) per share	(0.89)	(3.13)	13.96

21.	CHINESE MAINLAND CONTRIBUTION PLAN
The Sohu Group’s subsidiaries and consolidated VIEs in the Chinese mainland participate in a government-mandated multi-employer defined
contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese mainland labor regulations require the Group’s subsidiaries and consolidated VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group’s Chinese mainland-based subsidiaries and consolidated VIEs have no further commitments beyond their monthly contributions. For the years ended December 31, 2025, 2024 and 2023, the Group’s Chinese mainland-based subsidiaries and consolidated VIEs contributed a total of $65.3 million, $68.7 million and $68.9 million, respectively, to these funds.

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
paid-in
capital of the applicable entity.
For the years ended December 31, 2025, 2024 and 2023, the total amount of profits contributed to these funds by the Group was $7,879, $1,461 and $0.3 million, respectively. As of December 31, 2025 and 2024, the cumulative amount of profits contributed to these funds by the Group was $57.6 million for both years.
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
Operation Risk
For the years ended December 31, 2025, 2024 and 2023, there were no revenues from customers that individually represent greater than 10% of the total marketing services revenues.
For the year ended December 31, 2025, revenues from TLBB PC were $306.9 million, accounting for approximately 61% of Changyou’s online game revenues, approximately 60% of Changyou’s total revenues and approximately 53% of the Sohu Group’s total revenues. For the year ended December 31, 2025, revenues from Legacy TLBB Mobile were $41.4 million, accounting for approximately 8% of Changyou’s online game revenues, approximately 8% of Changyou’s total revenues, and approximately 7% of the Sohu Group’s total revenues.
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

Credit Risk
As of December 31, 2025 and 2024, approximately 59% and 58%, respectively, of the Sohu Group’s cash and cash equivalents, short-term investments, and long-term time deposits were held in 15 financial institutions in the Chinese mainland. The remaining cash and cash equivalents, short-term investments and long-term time deposits were held primarily in financial institutions in Hong Kong and Macao.
The Sohu Group holds its cash and bank deposits at financial institutions that are among the largest and most respected in the Chinese mainland and at international financial institutions, with high ratings from internationally-recognized rating agencies. The management chooses these institutions based on their reputations and track records for stability and reported large cash reserves.
As a further means of managing its credit risk, the Sohu Group holds its cash and bank deposits in a number of different financial institutions. As of both December 31, 2025 and December 31, 2024, the Sohu Group held its cash and bank deposits in a number of different financial institutions and held no more than approximately
34
%
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
Relevant laws and regulations of the Chinese mainland permit payment of div iden
ds by Chinese mainland-based operating entities only out of
their
retained earnings, if any, as determined in accordance with Chinese mainland accounting standards and regulations. In addition, a Chinese mainland-based operating entity is required to annually appropriate 10% of net after-tax
income to the statutory surplus reserve fund (see Note 23) prior to payment of any dividends, unless such reserve funds have reached 50% of the entity’s registered capital. As a result of these and other restrictions under the laws and regulations of the Chinese mainland, Chinese mainland-based operating entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company may in the future require additional cash resources from Chinese mainland-based operating entities due to changes in business conditions, to fund future acquisitions and development, or to declare and pay dividends to or distribution to its shareholders. As of December 31, 2025, the Group had restricted net assets in the amount of $245.9 million.